Form 20-F
period 2018-12-31
TELECOM ARGENTINA SA
filed 2019-03-27
CIK 932470

As filed with the Securities and Exchange Commission on March 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Gabriel Blasi (Tel: 54-11- 4968-4019, E-mail: GBlasi@teco.com.ar, Alicia Moreau de Justo 50, 10th Floor, (C1107AAB), Buenos Aires, Argentina)
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

Class A Ordinary Shares, nominal value P$1.00 each	683,856,600
Class B Ordinary Shares, nominal value P$1.00 each	627,953,887
Class C Ordinary Shares, nominal value P$1.00 each	210,866
Class D Ordinary Shares, nominal value P$1.00 each	841,666,658

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2018. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is engaged in the provision of fixed and mobile telecommunications services, cable television services and broadband services.

The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. Telecom Argentina is engaged in the provision of telecommunication services in Argentina. The term “Cablevisión” refers to Cablevisión S.A., together with its consolidated subsidiaries, dissolved without liquidation as a result of the Merger. The term “Merger” refers to the merger between Telecom and Cablevisión with Telecom as surviving entity, effective as of January 1, 2018. Telecom’s most significant subsidiaries as of December 31, 2018 were Núcleo (Núcleo S.A.E., a subsidiary engaged in the provision of mobile telecommunication services in Paraguay), PEM S.A. (investments), CV Berazategui S.A. (closed-circuit television services), Cable Imagen S.R.L. (closed-circuit television services), Televisión Dirigida S.A. (cable television services in Paraguay), Adesol S.A. (holding company in Uruguay), Ultima Milla S.A. (services for telecommunications), AVC Continente Audiovisual S.A. (broadcasting services), Inter Radios S.A.U. (broadcasting services) and Telecom Argentina USA Inc. (telecommunication services in the United States).

Our Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-106 of this Annual Report.

Our Consolidated Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been approved by resolution of the Board of Directors’ meeting held on March 7, 2019 and have been audited by an independent registered public accounting firm.

Due to the high level of inflation prevailing in Argentina during the last three years, management analyzed the parameters established by IAS 29 “Financial reporting in hyperinflationary economies” - paragraph 3, which describe the conditions to consider an economy as hyperinflationary, and concluded that, with respect to Argentina, such conditions have been met for accounting periods ending after July 1, 2018. Therefore, we have restated our Consolidated Financial Statements and the financial information for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine pesos as of December 31, 2018 (“current currency”). See “—Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to our Consolidated Financial Statements.

Telecom Argentina and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency, except for Núcleo and its subsidiaries and TVD (Guaraníes), Telecom Argentina USA (U.S. dollars) and Adesol (Uruguayan pesos). Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and income and expenses accounts at average exchange rates for each year presented, as restated in terms of the current currency by applying an average index to take into account the effect of inflation in Argentina.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$37.70 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2018. On March 19, 2019, the exchange rate was P$40.50 = US$1.00. As a result of fluctuations in the Argentine peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates”, and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

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

The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Telecom Argentina’s telephone number is 54-11-4968-4000, and its principal executive offices are located in Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Our internet address is www.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

This Annual Report contains certain terms that may be unfamiliar to some readers. You can find a Glossary of these terms on page 5 of this Annual Report.

Telecom’s Consolidated Financial Statements and the selected financial data included in this Annual Report have been prepared on a consolidated basis, as restated in terms of the current currency to take into account the effect of inflation in Argentina.

Our financial statement data as of and for the years ended December 31, 2017 and 2016 are not comparable with our financial statement data as of and for the year ended December 31, 2018 because of the Merger, which was consummated on January 1, 2018 (the “Merger Effective Date”). Effective as of the Merger Effective Date, Cablevisión merged into Telecom Argentina. The Merger is part of a global process of convergence in the provision of fixed and mobile telecommunications services, video and internet distribution known as “quadruple play.” We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3 to account for assets and liabilities of Telecom as of January 1, 2018. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the legal absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquiree (See Item 5 “Operating and Financial Review and Prospects”). Accordingly, the financial statements of Telecom for periods prior to the Merger Effective Date reflect the historical financial information of Cablevisión, as restated in terms of the current currency to take into account the effect of inflation in Argentina. The information as of and for the year ended December 31, 2018 incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method to Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018. Such figures are presented in this Annual Report restated in terms of the current currency to take into account the effect of inflation in Argentina.

The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were:

(i)    the relative voting rights in the surviving entity (55% for the former shareholders of Cablevisión and 45% for the former shareholders of Telecom);

(ii)   the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive);

(iii)  the relative fair value assigned to Cablevisión and Telecom; and

(iv)  the composition of the key senior management of the surviving entity.

For more information, see Notes 1.c), 4.a) and 27.a) to our Consolidated Financial Statements.

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

This Annual Report contains certain forward-looking statements and information relating to Telecom that are based on current expectations, estimates and projections of our Management and information currently available to Telecom. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about Telecom’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions are generally intended to identify forward-looking statements.

These statements reflect the current views of the management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

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

•                  restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad;

•                  the manner in which the Argentine government regulates Law No. 27,078, the Argentina Digital Law or “LAD,” as amended by Decree No. 267/15, as well as the impact of the new Telecommunications Law, which has not yet been submitted to Congress;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

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

•                  the effects of increased competition;

•                  reliance on content produced by third parties;

•                  increasing cost of our supplies;

•                  inability to finance on reasonable terms capital expenditures required to remain competitive;

•                  fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; and

•                  our capacity to compete and develop our business in the future.

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

ARBU (Average Revenue Billed per User): The average monthly revenue billed per user of our fixed telephony services, calculated by dividing total monthly basic charges and traffic revenue by weighted-average number of fixed telephony lines in service during the relevant measurement period.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

ARPU (Average Revenue per User): The average monthly revenue per user of our mobile telephony, broadband and cable television services, calculated by dividing total revenue (including revenue earned from cable and broadband subscription fees, mobile telephony subscription fees, cable premium services, pay-per-view fees and additional outlets but excluding mainly handset, out collect (wholesale) roaming, cell site rental and activation fee revenue) by weighted-average number of subscribers of each service during the relevant measurement period.

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange is a qualified entity according to article 32 of Law No. 26,831, which acts by delegation of  BYMA (Bolsas y Mercados Argentinos).

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

Cablevisión: Cablevisión S.A., together with its consilidated subsidiaries, disolved without liquidation as a result of the Merger.

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

Churn: The termination of a mobile telephony, cable television or broadband services customer’s account. The churn rate is determined by calculating the total number of disconnected customers of each of our mobile telephony, cable television and broadband services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period. Because most of our mobile telephony services are provided under the Personal trademark, historical average monthly churn rates for mobile telephony services customers, included in this Annual Report for comparative purposes, reflect Telecom’s operations prior to the consummation of the Merger.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

M2M: Machine to Machine, information exchange between two remote machines.

MBOU: Mb per user per month.

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

Packs: Packages integrated by SMS and minutes that can be purchased or added to those plans that recharge credit.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a manner similar to cellular systems.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Restatement Adjustment Gain (Loss).

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

SBT (Servicio Básico Telefónico): Basic Telephone Service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, which was replaced by the AFTIC and subsequently by the ENACOM.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: The Securities and Exchange Commission of the United States of America.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Tuves Paraguay: Tuves Paraguay S.A.

UMTS (Universal Mobile Telecommunications System): Third-generation mobile communication standard.

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

VLG Argentina: VLG S.A.U., an  Argentine corporation that is a shareholder of Telecom Argentina and controlled by CVH. (formerly known as VLG Argentina, LLC).

W de Argentina Inversiones/WAI: W de Argentina Inversiones S.A., a former shareholder of Telecom Argentina.

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

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                                                KEY INFORMATION

Selected Financial Data

The selected consolidated income statement data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated financial position data as of December 31, 2018 and 2017 have been prepared in accordance with IFRS as issued by the IASB and have been derived from our Consolidated Financial Statements included elsewhere in this Annual Report.

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been restated in terms of the current currency in accordance with IFRS. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine pesos as of December 31, 2018. Due to the high level of inflation prevailing in Argentina in the last few years, the Company’s Management analyzed the conditions established by IAS 29 paragraph 3 to consider an economy as hyperinflationary. Based on the analysis made in 2018, the Company’s Management considers that there is evidence to consider Argentina’s economy as “hyperinflationary” under IAS 29 for accounting periods ending after July 1, 2018. See “Presentation of Financial Information,”  “—Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins”, “Item 5—Operating and Financial Review and Prospects—Economic and Political Developments in Argentina” and Note 1.e) to the Consolidated Financial Statements.

Telecom’s Consolidated Financial Statements and the selected financial data included in this Annual Report have been prepared on a consolidated basis.

Our financial statement data as of and for the years ended December 31, 2017 and 2016 are not comparable with our financial statement data as of and for the year ended December 31, 2018 because of the Merger, which was consummated on January 1, 2018. Effective as of the Merger Effective Date, Cablevisión merged into Telecom Argentina. We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3 “Business Combination” (“IFRS 3”) to account for assets and liabilities of Telecom as of January 1, 2018. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the legal absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquire (See Item 5 “Operating and Financial Review and Prospects”). Accordingly, the financial statements of Telecom for periods prior to the Merger Effective Date reflect the historical financial information of Cablevisión, as restated in terms of the current currency to take into account the effect of inflation in Argentina. The information as of and for the year ended December 31, 2018 incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method to Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018. Such figures are presented in this Annual Report restated in terms of the current currency to take into account the effect of inflation in Argentina.

The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were:

(i)    the relative voting rights in the surviving entity (55% for the former shareholders of Cablevisión and 45% for the former shareholders of Telecom);

(ii)   the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive);

(iii)  the relative fair value assigned to Cablevisión and Telecom; and

(iv)  the composition of the key senior management of the surviving entity.

For more information, see Note 1.c), 4.a) and 27.a) to our Consolidated Financial Statements.

Accordingly, the financial and operating data for periods prior to the Merger Effective Date reflect the information of Cablevisión.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

You should read the information below in conjunction with our Consolidated Financial Statements and the notes thereto, as well as “Presentation of Financial Information” and “Item 5—Operating and Financial Review and Prospects.”

The summary financial data as of and for each of the two years ended December 31, 2015 and 2014 have not been presented as these cannot be provided on a restated basis without unreasonable effort or expense.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2018	2017 (8)	2016 (8)
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues	168,046	66,649	60,405
Operating costs (without depreciation, amortization and impairment of PP&E)	(111,678)	(42,536)	(40,206)
Operating costs — depreciation,amortization and impairment of PP&E and intangible assets	(35,111)	(9,804)	(7,883)
Operating income	21,257	14,309	12,316
Other, net (1)	(18,559)	1,066	4,245
Income tax benefit (expense)	2,838	(5,516)	(6,015)
Net income	5,536	9,859	10,546
Other Comprehensive (Loss) Income, net of tax	1,317	(713)	(1,567)
Total Comprehensive Income	6,853	9,146	8,979
Total Comprehensive Income attributable to Telecom Argentina	6,425	9,090	8,922
Total Comprehensive Income attributable to Non-controlling Interest	428	56	57
Number of shares outstanding at year-end (in millions of shares) (2)	2,154	0.120	0.120
Net income per share (basic and diluted) (3)	2.46	8.21	8.83
Net income per ADS (4)	12.30	n/a	n/a
Dividends per share (5)	13.38	23,083	13,025
Dividends per ADS (6)	66.90	n/a	n/a

FINANCIAL POSITION DATA
Current assets	33,487	10,626	n/a
PP&E and Intangible assets	210,346	50,336	n/a
Goodwill	120,449	31,954	n/a
Other non-current assets	7,456	1,154	n/a
Total assets	371,738	94,070	n/a
Current liabilities	53,445	18,621	n/a
Non-current liabilities	89,380	20,421	n/a
Total liabilities	142,825	39,042	n/a
Total equity	228,913	55,028	n/a
Equity attributable to Telecom Argentina	225,686	54,182	n/a
Equity attributable to Non-controlling Interest	3,227	846	n/a

Total Capital Stock (7)	2,169	1,200	n/a

(1)          Other, net includes Earnings from associates, Debt financial expenses and Other financial results, net.

(2)          Number of ordinary shares outstanding at year-end (excludes treasury shares). For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).

(3)          Calculated based on the weighted average number of ordinary shares outstanding during each period (2,153,688,011 ordinary shares for the year 2018, 1,184,528,406 ordinary shares for the years 2017 and 2016). For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years) by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).

(4)          Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (430,737,602 ADSs for the year 2018, 236,905,681 ADSs for the years 2017 and 2016).

(5)          Dividends per share translated into U.S. dollars amounts to US$0.35; US$1,237.69 and US$819.70 as of December 31, 2018, 2017 and 2016 respectively. The translation into US Dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.

(6)          Dividends per ADS translated into U.S. dollars amounts to US$1.77 as of December 31, 2018. The translation into US Dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.

(7)          Ordinary shares of P$1 of nominal value each.

(8)          Comparatives figures as of December 31, 2017 and 2016 arise from the consolidated financial statements of Telecom as of December 31, 2018.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2018	2017	2016
Number of fixed telephony services lines (thousands)(1)	3,544	12.7	7.7
ARBU (in P$/month) (national + international) (5)	270.8	23.7	21.3
Internet access (thousands)	4,110	2,318	2,166
ARPU Internet (in P$/month) (6)	762.0	890.1	738.8
Personal Mobile telephony services lines (thousands)	18,316	n/a	n/a
ARPU Personal (in P$/month) (7)	213.9	n/a	n/a
MBOU Personal (in Mb per user/month) (2)	2,771.2	n/a	n/a
IDEN telephony services lines (thousands)	314.3	716.6	n/a
ARPU IDEN (in P$/month) (8)	329.8	348.9	n/a
Núcleo’s customers (thousands)(3)	2,387	n/a	n/a
ARPU Núcleo (in P$/month) (9)	206.3	n/a	n/a
MBOU Núcleo (in Mb per user/month) (2)	4,927.7	n/a	n/a
Cable TV subscribers (thousands)	3,454	3,503	3,528
ARPU Cable TV (in P$/month) (10)	854.3	835.4	759.7
Headcount (4)	25,343	11,384	10,236

(1)          Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.

(2)          Correspond to customers with consumption higher than 10Mb.

(3)          Including Wi-Max Internet customers.

(4)          Including temporary employees, if any.

(5)          Includes 51.5, 9.2 and 10.6 related to the effect of inflation adjustment under IAS29 as of December 31, 2018, 2017 and 2016, respectively.

(6)          Includes 138.7, 346.4 and 367.2 related to the effect of inflation adjustment under IAS29 as of December 31, 2018, 2017 and 2016, respectively.

(7)          Includes 39.9 related to the effect of inflation adjustment under IAS29 as of December 31, 2018.

(8)          Includes 62.7 and 135.8 related to the effect of inflation adjustment under IAS29 as of December 31, 2018 and 2017, respectively.

(9)          Includes 39.2 related to the effect of inflation adjustment under IAS29 as of December 31, 2018.

(10)    Includes 158.1, 325.1 and 377.6 related to the effect of inflation adjustment under IAS29 as of December 31, 2018, 2017 and 2016, respectively.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	Average(1)	End of Period

Year Ended December 31, 2016	14.99	15.89
Year Ended December 31, 2017	16.73	18.65
Year Ended December 31, 2018	29.26	37.70
Month Ended October 31, 2018	37.06	35.95
Month Ended November 30, 2018	36.48	37.72
Month Ended December 31, 2018	37.83	37.70
Month Ended January 31, 2019	37.39	37.35
Month Ended February 28, 2019	38.40	39.15
March 2019 (through March 19, 2019)	40.87	40.50

(1)          Yearly data reflect average of month-end rates.Monthly data reflect average of day-end rates.

Sources: Banco de la Nación Argentina

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

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. Argentina experienced economic growth in the last decade, although the Argentine economy has been volatile since year 2011. For example, Argentina´s economy grew in 2017, but contracted in 2018. Uncertainty remains as to how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Devaluation of the Argentine peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.

Since we generate a substantial portion of our revenues in Argentine pesos (functional currency of Telecom Argentina), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in peso terms, our expenses and capital expenditures denominated in foreign currency. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Argentine peso amount of our trade liabilities and financial debt denominated in foreign currencies. As of December 31, 2018, approximately 63% of our liabilities were denominated in foreign currencies.

Telecom seeks to manage the risk of devaluation of the Argentine peso by entering from time to time into certain NDF agreements to partially or completely hedge its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars). The Company also has financial assets denominated in U.S. dollars , as well as international operations that generate profits in foreign currencies, that help reduce the exposure to liabilities denominated in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt Obligations and Debt Service Requirements.”

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

In 2018, the Argentine Peso experienced a rapid devaluation against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine peso depreciated by 102.2% against the U.S. dollar during the year ended December 31, 2018 (compared to 17.4% and 21.9% in the years ended December 31, 2017 and 2016, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine government announced several measures to restore market confidence and stabilize its value. Measures implemented by the BCRA include, among others, an increase of short term interest rates and selling foreign currency reserves. The Argentine government in turn announced that it would accelerate the proposed reduction of the fiscal deficit. Further, on May 8, 2018, the current administration announced that the Argentine government would initiate negotiations with the International Monetary Fund (the “IMF”) with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 20, 2018, the executive board of the IMF approved the terms of the stand-by arrangement (the “SBA”), consisting of a stand-by credit facility for U.S.$50.0 billion, subject to adjustments and compliance with certain political and fiscal performance guidelines by the Argentine government.  On October 26, 2018, a first review of the SBA concluded with the enlargement of the arrangement for US$5.7 billion. We cannot predict whether the Argentine government will be able to comply with all terms of the SBA. The ability of the Argentine government to stabilize the foreign exchange market, restore economic growth and meet the terms of the SBA, is subject to uncertainty. The continued depreciation of the Argentine Peso and the failure to meet the terms of the SBA could have a material adverse effect on Argentina’s economy and, consequently, our cash flows, financial condition and results of operations.

Since October 2018, the BCRA established an exchange rate band. The band in which the BCRA would not intervene was initially defined between $34 and $44, which will be adjusted upwards on a monthly basis. The BCRA will allow the free floating of the currency within this band. These measures implemented by the BCRA have been complemented with, among others, an increase of short term interest rates and a strict control of the money supply. The intention of the BCRA is to avoid excessive fluctuations of the exchange rate. The success of these measures is subject to uncertainty and the continued depreciation of the Argentine Peso could have a material adverse effect on our financial condition and results of operations.

Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the Argentine peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect the consumption of services provided by Telecom Argentina or our ability to meet our liabilities denominated in currencies other than the Argentine peso. Moreover, we cannot predict whether the Argentine government will further modify its monetary, fiscal and exchange rate policy. If any of these changes takes place we cannot anticipate the impact these could have on the value of the Argentine peso and, accordingly, on our financial condition, results of operations and cash flows, and on our ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future.

On January 2014, a new consumer price index, the National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano, or “IPCNu”) was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. In the past, there has been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period of January to October 2015 (according to the last available data because INDEC has not disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year since 2016, the Argentine Wholesale Price Index increased by 18.8% in 2017, and 73.5% in 2018 on a year-over-year comparison.

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

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. In turn, the publication of a CPI index for Buenos Aires City and Greater Buenos Aires Area resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 are unavailable. Taking this into account, CPI variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. Since July 2017, the INDEC resumed the regular publication of a national consumer price index (“National CPI”) on a monthly basis. The National CPI index has registered an increase of 24.7% on a year-over-year comparison for 2017. The National CPI variation during 2018 was of 47.6% compared to 2017. The efforts made by the current administration to reduce inflation rate have not achieved the desired results.

The Argentine government continued implementing measures to monitor and control prices for the most relevant goods and services. Despite such measures, the Argentine economy continues to experience high levels of inflation. If the value of the Argentine peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

Since the majority of our revenues are denominated in pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations.

Further, higher inflation leads to a reduction in the purchasing power, thus increasing the risk of a lower level of service consumption from our fixed and mobile telephony, cable television and broadband customers in Argentina.

As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our financial statements, results of operations and financial condition and those of our Argentine subsidiaries’.

Pursuant to the International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standard as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Adjustments to reflect inflation, such as those required by IAS 29, were prohibited by law No. 23,928 (the “Law 23,928”). Additionally, Decree No. 664/03, issued by the Argentine government (the “Decree”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. Some regulatory authorities, such as the Argentine Securities Commission, have required that financial statements for periods ended on and after December 31, 2018 to be submitted to them should be restated  for inflation, following the guidelines in IAS 29. However, for purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the WPI (as defined below) for the CPI, and modified the standards for triggering the tax indexation procedure.

During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the Consumer Price Index (“CPI”) exceeds 55% in 2018, 30% in 2019 and 15% in 2020. The tax indexation determined during any such year will be allocated as follows: 1/3 in that same year, and the remaining 2/3 in equal parts in the following two years. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29.

We cannot predict the full future impact that the eventual application of the Tax Indexation Procedure and related adjustments will have on our financial statements or the effects on our business, results of operations and financial condition.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including the operations of Telecom Argentina.

Since assuming office on December 10, 2015, current administration has announced a wide range of economic and policy reforms. As of the date of this Annual Report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy as a whole and the telecommunication sector in particular remains uncertain. We believe that the long-term effect of the planned liberalization of the economy and the integration of Argentina to international markets, will be positive for our business. However, it is not possible to predict such effect with certainty and such liberalization could also be disruptive to the economy and fail to benefit or harm the Argentine economy and our business in particular.

Further, presidential and federal congressional elections in Argentina will be held in October 2019, and their impact on the future economic and political environment is uncertain, but likely to be material. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

In November 2008, through Law No. 26,425, Argentina nationalized its private pension and retirement system, which had been previously administered by the AFJPs, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the Argentine government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of these companies was owned by the AFJPs and is currently held by ANSES-FGS, such as the case of Telecom. See “Item 7—Major Shareholders and Related Party Transactions.” The Argentine government could exercise influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJPs were significant institutional investors and active market traders in Argentina, the nationalization of the private pension and retirement system affected the access to financing in capital markets for publicly traded companies as well as liquidity within the market.

In addition, prior administrations took several steps to re-nationalize the concessions and utilities that were privatized during the 1990s. We cannot predict whether current or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies. Government intervention in the industries in which we operate could create uncertainties for investors in public companies in Argentina, including Telecom Argentina, as well as have a material adverse effect on our business, financial condition and results of operations. See “—Economic and political developments in Argentina, and future policies of the Argentine government, may affect the economy as well as the operations of the telecommunications industry, including the operations of Telecom Argentina.”

Argentina’s economy contracted in 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency depreciation and devaluation. Argentina’s economy contracted during 2018 and the country’s economy remains unstable notwithstanding efforts by the Argentine government to address inflation and foreign exchange instability. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

Global economic and financial crises, and the general weakness of the global economy typically, negatively affect emerging economies like Argentina’s economy. Global financial instability or increasing interest rates in the United States and other developed countries may impact the Argentine economy and cause a slowdown in Argentina’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies in recent years. If such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy.

During 2018, the Argentine economy was adversely affected by some of aforementioned factors. If international and domestic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

Economic and legal conditions in Argentina remain uncertain which may affect our financial condition, results of operations and cash flows.

Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, including as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.  See “—Economic and political developments in Argentina, and future policies of the Argentine government, may affect the economy, as well as the operations of the telecommunications industry, including the operations of Telecom Argentina.”

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

The current administration submitted a settlement proposal to holders of defaulted bonds in December 2015 with a view to bringing closure to fifteen years of litigation. Between February and April 2016, the Argentine government entered into agreements in principle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, subject to two conditions: (i) obtaining approval by the Argentine National Congress and (ii) the lifting of the pari passu injunctions. On March 31, 2016, the Argentine Congress eliminated the legislative obstacles to the settlement and approved the settlement proposal. On April 22, 2016, Argentina performed an issuance of government bonds for US$16.5 billion, of which US$9.3 billion were applied to satisfy payments under the settlement agreements reached with holders of defaulted debt. Since then, substantially all of their remaining claims under defaulted bonds have been settled. Judge Thomas Griesa ordered the lifting of the injunctions that prevented payments to participants from the debt exchange offers of 2005 and 2010, subject to confirmation of the payments indicated above.

Further, on May 8, 2018, the current administration announced that the Argentine government would initiate negotiations with the International Monetary Fund (the “IMF”) with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. These negotiations have culminated with the celebration of a stand-by agreement that was approved by the IMF Board on June 20, 2018 and a first review under the mentioned stand-by arrangement that was approved by the IMF Board on October 26, 2018, which included the enlargement of the arrangement for US$5.7 billion.

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

Notwithstanding that the lifting in 2016 following the settlements with holdout bondholders of the injunction affecting payments to bondholders that participated in the debt exchange offers of 2005 and 2010 eliminates an important obstacle for the country’s access to international capital markets, there can be no assurance that litigation initiated by non-accepting bondholders as well as pending claims before the ICSID could result in legal procedures against the Argentine government and this could entail embargoes/seizures or precautionary measures in relation to Argentine assets that the Argentine government allocated to other uses. As a result, the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we have investments in Argentine sovereign bonds amounting to P$5,009 million as of December 31, 2018. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

The Argentine banking system may be subject to instability which may affect our operations.

The Argentine banking system has experienced several crisis in the past. Among those, the Argentine banking system collapsed in 2001 and 2002, when the Argentine government restricted bank withdrawals and required mandatory conversion of dollar deposits to pesos. From 2005 to 2007, a period of economic growth coupled with relative stability of the country’s exchange rate and inflation resulted in the restoration of public confidence, a gradual accumulation of deposits in Argentine financial institutions, and improved liquidity of the financial system. However, since 2008 certain events such as internal conflicts with certain sectors of the Argentine economy, the international financial crisis and the increased regulation on the FX Market, have decreased depositors’ confidence. In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2018, private deposits in pesos rose by 41% year-over-year, fueled by the growth of time deposits with a 66% increase, while savings and current accounts each experienced a 23% increase year-over-year. In contrast, peso-denominated loans increased at a slower pace than prior years. Meanwhile, loans in foreign currency (composed mainly of corporate loans) showed less dynamism, increasing by 4% at the end of 2018.

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

Between 2011 and 2015, the Argentine government implemented a series of measures aimed to increase procedures and controls on the foreign trade and capital flows. To that effect, certain measures were implemented to control and limit the purchase of foreign currency, such as the prior approval of the AFIP for any purchase of foreign currency made by private companies and individuals for saving purposes, among others. In addition, the BCRA expanded the controls and measures to make payments abroad accessing the local foreign exchange market, regarding trade payables and financial debt, and also established demanding procedures that must be met to pay certain trade payables with related parties. Although no regulations prohibited making dividend payments to foreign shareholders, in practice authorities substantially limited any purchase of foreign currency to pay dividends during the 2011 through 2015 period.

The current administration has eliminated all substantial exchange restrictions implemented by the previous administration. Notwithstanding the measures adopted by the current government, there can be no assurance that the BCRA or other government agencies will not in the future increase controls and restrictions for making payments to foreign creditors or dividend payments to foreign shareholders, which would limit our ability to comply in a timely manner with payments related to our liabilities to foreign creditors or non-resident shareholders. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the Organisation for Economic Co-Operation and Development Anti-Bribery Convention, the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines and/or suspension of its activities if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control.

It may be possible that, in the future, there may emerge in the press allegations of instances of misbehavior on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. While we will endeavor to monitor such press reports and investigate matters which we believe warrant an investigation in keeping with the requirements of compliance programs, and, if necessary make disclosure and notify the relevant authorities, however, any adverse publicity which such allegations attract might have a negative impact on our reputation and lead to increased regulatory scrutiny of our business practices.

If we or individuals or entities that are or were related to us are found to be liable for violations of applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we or other individuals or entities could face civil and criminal penalties or other sanctions, which in turn could have a material adverse impact on our reputation, business, financial condition and results of operations.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Risks Relating to Telecom and its operations

We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and broadband businesses.

The fixed and mobile telephony, cable television and broadband businesses in Argentina are competitive. Our competitors may consummate transactions that result in a further consolidation of the industry and convergence with the telecommunications industry. Therefore, we may lose a portion of our market share which may create additional risks and adversely impact our financial condition and results of operations. See “—We may become subject to burdensome government regulations and legal uncertainties affecting the services we offer could adversely affect our operations.”

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

In relation to Mobile services, we anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services. In addition, we must comply with the obligations arising from the acquisition of the 4G spectrum. We also expect to continue to devote resources to customer retention and loyalty in such segments.

Technological innovation relating to fixed and mobile telephony, cable television and broadband transmission increases the level of competition that we face and requires us to make frequent investments to develop new and innovative programming services and products to attract and retain fixed and mobile telephony, cable television and broadband customers. We cannot assure you that we will be able to make investments necessary to remain competitive, or that we will be able to attract customers and retain our current customers. A substantial loss of our customers to competitors would have a material adverse effect on our business results of operations.

Additionally, the deployment of our wireless network requires authorizations from municipalities to enable the installation of new sites throughout the country, which if not obtained in a timely manner and form, would limit the growth of our business and affect the quality of services provided under the brand Personal. If we are not successful in obtaining those permits and if our competitors do obtain them, this could result in a competitive disadvantage for us.

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

We cannot assure you that we will be able to expand broadband service to other areas or continue to provide it in the areas in which it is currently offered, or that we will be able to compete successfully with other broadband providers.

We also face competition from other broadband service providers. Certain competitors of the cable television and broadband business have well-established name recognition, larger customer bases, and significant financial, technical and marketing resources. This may allow them to devote greater resources than us to the development and promotion of their business. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to advertisers. Competitors may develop products and services that are equal or superior to our offers or that achieve greater market acceptance. As a result, competition may have a material adverse effect on our operations.

Moreover, the products and services that we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans or features, our customer base and our revenues may be materially affected.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Competitiveness is and will continue to be affected by the business strategies and alliances put in place by our competitors. We may face additional pressure on the prices that we charge for our services or experience a loss of market share of fixed and mobile services. In addition, the general business and economic climate in Argentina may affect us and our competitors differently; thus our ability to compete in the market could be adversely affected.

Additionally, if in the future licensees of ICT services are allowed to register and provide subscription broadcasting service by satellite link, it will ease the entry of new competitors into the market. As a result, we may face additional pressure with respect to prices we charge for our services or experience a loss of participation in the subscription broadcasting market.

Given the range of regulatory, business and economic uncertainties we face, it is difficult to predict with precision and accuracy our future market share in relevant geographic areas and customer segments, or to anticipate a decrease in demand for the products we offer that could result in a reduction of our revenue market share, or the speed with which such change in our market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to our overall financial condition, results of operations and cash flows.

Our revenues are cyclical and depend upon the condition of the Argentine economy.

Revenues generated by our fixed and mobile telephony, cable television and broadband operations have proven cyclical and depend on general economic conditions. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on our revenues and a material adverse effect on our results of operations. Historically, for example, increases in losses of cable television subscribers have corresponded with general economic downturns and regional and local economic recessions. In particular, the 2001-2002 Argentine economic crisis had a material adverse effect on our cable television revenues. Moreover, most of our revenues are denominated in Pesos, exposing us to risks related with fluctuations in the value of the Peso. See “Risk Factors—Risks Relating to Argentina—Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.

Activities in the fixed and mobile telephony, cable television and broadband businesses are subject to risks associated with the adoption and implementation of laws and governmental regulations that reflect changing governmental policies over time. The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Regulations such as the Argentine Secretary of Communications (“SC”) Resolution No. 5/13 and the new regulatory framework governing the quality of telecommunication services established by Resolution MIDMOD N°580/2018 could further increase penalties imposed by the regulatory authorities. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed; negatively impacting our mobile service coverage, which in turn affects our quality of services. Provinces have increased their tax rates, particularly turnover tax rates. Municipal and provincial tax authorities have also brought an increasing number of claims against us, which we are contesting. See “Item 8—Financial Information—Legal Proceedings—Tax Matters” for more information. If changes to existing laws and regulations lead to negative consequences for the Company, our business, financial condition, results of operations and cash flows may be adversely affected.

After the deregulation of Argentina’s telecommunications and media industries in 1995, the Broadcasting Law (as defined below), the LAD and their implementing regulations have been amended on a number of occasions, modifying requirements to hold or transfer broadcasting licenses. In addition, we are subject to the regulations of certain other governmental entities, including the SCI, which has issued resolutions requiring Argentine cable television operators to apply a formula to calculate their customers’ monthly subscription prices.We can offer no assurances that we will not be subject to similar regulations in the future, which could force us to modify the prices of subscription services and have a material adverse effect on the revenues generated by our activities relating to the cable television and broadband businesses.

The Regulatory Authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

If the technical comments are not taken into consideration, compliance with the current standards could be difficult which may result in penalties for telecommunications operators, including Telecom, affecting our ability to execute our business plan since such penalties could impose increased operation costs, among other effects.

Furthermore, the LAD, which became effective on December 19, 2014 and regulates ICT services, incorporated numerous modifications to the regulatory framework applicable to telecommunications services in Argentina. Although the law requires the enactment of new regulations most of which have not been issued to date, there is still uncertainty regarding how certain aspects, such as the sanctions regime, the provision of infrastructure to other providers and the asymmetries that may be imposed on the dominant operator, among others, will be regulated as well as uncertainty regarding the impact that any new regulations may have on Telecom Argentina. See “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework—Other Regulations.”

Additionally, the LAD (as amended by Decree No. 267/15), under Article 48 of Title VI, established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the Regulatory Authority is entitled to monitor, and intervene with respect to, prices set by the Company if it understands that such prices do not comply with Article 48 of the LAD. If prices are deemed unreasonable, and the Regulatory Authority consequently imposes restrictions on our prices, our operating margins may be adversely affected. Our ability to comply with the conditions in our license, as well as the relevant provisions in applicable regulations and laws, may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances result in an adverse effect on our financial condition, our operations and cash flows.

Also, cable television services were initially required to bring its cable systems fully into compliance with municipal regulations prohibiting above-ground cables in Mar del Plata by November 2001, although pursuant to a modification in municipal regulations in February 2005, the deadline was extended to December 2007.  We will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities if we have sufficient cash flow and financing is available at commercially attractive rates.  The applicable ordinance provides that certain penalties may be imposed, including the suspension of the right to use the air space; however the city generally has not imposed penalties on non-compliant cable systems. As of the date of this Annual Report, no fines have been imposed in relation to this matter.

We may also be subject to additional and unanticipated governmental regulations in the future. For more information on the regulatory framework, see “Item 4—Information on the Company—Regulatory and Legal Framework—Regulatory Framework.”

Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

Our industries are subject to significant changes in technology and the introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances related to the telecommunications, cable television and broadband industries are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to our competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend on the final cost in local currency of imported technology and our ability to obtain additional financing. No assurance can be given that we will have the funds to make the capital expenditures to improve our systems, compete with others in the market or replace equipment used in connection with our businesses.

Moreover, in relation to broadband and mobile telephony services, we expect that those services will continue to account for an increasing percentage of our revenues in the future those services are, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive in the fixed telecommunications market, we must invest in our fixed-line network and information technology. Specifically, we must constantly upgrade our access technology and software for the internet service market, in order to increase the speed of our network and improve the commercial offers and the user experience. Also, to remain competitive in the mobile telecommunications market, we must continue to enhance our mobile networks by expanding our network. See “Item 4 —Information on the Company—The business” Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and broadband businesses may suffer.

We expect to derive an increasing amount of revenues from our activities in the cable television and broadband industries, but we may not do so if these non-traditional media operations do not develop and expand as we currently expect.  The role of cable television in Argentina became increasingly important in the past.  More recently, non-traditional technologies, including “Over-The-Top” services (which are services provided by a telecommunications provider through Internet Protocol (“IP”) networks not necessarily owned by the provider, including communications, content and cloud-based offerings), such as technologies used by Netflix or other IP operators, have come to play a larger role in the Argentine telecommunications industry.  These companies take advantage of the deregulation of the sector to bring their services through third-party networks without paying any fee or right to use it.  These technology and new services areas are in the early stages of development, and growth may be inhibited for a number of reasons, including:

•                  the cost of connectivity;

•                  concerns about security, reliability, and privacy;

•                  unexpected changes in the regulatory framework;

•                  the appearance of technological innovations;

•                  the ease of use; and

•                  the quality of service.

Our business, financial condition and results of operations will be materially and adversely affected if these markets do not continue to grow or grow more slowly than we anticipate.

In addition, unlike the Argentine cable television industry, which has traditionally been dominated by companies located in Argentina, competitors in the cable television and broadband industries may be based outside of Argentina and enjoy certain competitive advantages such as scale and access to financial resources on terms that are better than those available to us.

We may not be able to renew programming contracts on favorable terms.

We purchase basic and premium programming from approximately 52 programming suppliers.  Several programming suppliers agreed to offer volume discount pricing structures because of the growth and market share shown by our cable television operations. Following Argentina’s economic crisis in 2002, participants in the cable television industry renegotiated the terms of a majority of the respective programming contracts that had originally been denominated in U.S. Dollars to provide for Peso-denominated pricing formulas that were generally linked to the number of subscribers and eliminated minimum purchase requirements. As a result of the renegotiation, contract terms were generally shortened and pricing provisions were adjusted in order to transfer the benefit of increases in the monthly fee for basic cable television services to the programming companies. The new contracts also provided for automatic termination upon the occurrence of major macroeconomic disruptions. We cannot assure you that we will be able to regularly negotiate renewals of our programming contracts at current cost levels, particularly since many of our suppliers have U.S. Dollar-based costs. Additionally, suppliers are expected to seek price increases as a reflection of economic conditions in Argentina. There can similarly be no assurances that we will be able to obtain volume discounts in the future.

We may not be able to renew some leases of the facilities for the installation of our fixed and mobile telephony, cable television and broadband systems.

Our fixed and mobile telephony services, cable television services and broadband services are distributed through networks installed in facilities leased from third parties, either through the lease of space on roofs or on utility poles. We regularly renegotiate the renewal of short-term lease contracts for the use of poles in different areas of the country in the ordinary course of our business. If we are not able to renew some of those lease contracts, our operations in such areas may be suspended if alternative third-party facilities are not promptly obtained on a cost-efficient basis. Underground distribution of our wire network would require additional governmental authorizations and significant capital expenditures that it may not be able to afford or that it may be restricted from making pursuant to the terms and conditions of its indebtedness and its existing covenants. There can be no assurance that such renewals of lease contracts will be granted.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and broadband services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.

Our revenues will depend partially on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and broadband services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. The churn rate is determined by calculating the total number of disconnected customers of each of our mobile telephony, cable television and broadband services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period.  Reductions in fixed telephony lines in service refers to the reductions of fixed telephony lines in service that form part of the public telephone network, or are connected to such network, as of the end of two relevant measurement periods. We seek to enforce a strict disconnection policy, which provides for the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection. With respect to broadband services, we disconnect services after a two-month period of non-payment and delivery of a corresponding notice of disconnection. With respect to mobile telephony services, we disconnect services after a 150-day period of non-payment and delivery of a notice of disconnection. With respect to fixed telephony services, we disconnect services after a 180-day period of non-payment and delivery of a notice of disconnection. For the year ended December 31, 2018, our mobile telephony services customer churn rate was 2.7%, our cable television services customer churn rate was 1.45% and our broadband services customer churn rate was 1.9%. With respect to our fixed telephony services, the number of fixed telephony lines in service as of December 31, 2018 totaled approximately 3.5 million. Any substantial increase in churn rates, with respect to mobile telephony, cable television and broadband services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations.

Our revenues relating to our cable television services are subject to uncertainty due to, and may be adversely affected by, the formula set forth in Resolution No. 50/10 to estimate monthly fees paid by cable television subscribers.

In 2010, the Secretariat of Domestic Trade (“SCI”) issued Resolution No. 50/10 (“Resolution 50”), setting forth certain rules for the sale of pay television service. These rules provide that cable television operators must apply a specific formula to estimate monthly fees to be paid by cable television subscribers and report these estimates to the Office of Business Loyalty (Dirección de Lealtad Comercial). Given the wide range of factors set forth in Resolution 50 to calculate such formula, as of the date of this Annual Report, the actual impact of these rules on the monthly fees we collect is uncertain and may have a material adverse effect on our revenues and results of operations relating to our cable television services.

Notwithstanding the foregoing, it should be noted that as of the date of this Annual Report, according to the decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). Upon being notified to the SCI and the Ministry of Economy on September 12, 2011, such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision issued by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which has also been dismissed. For further information see “Item 8—Financial information—Regulatory Proceedings — Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”).”

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments that will require significant capital expenditures in the near future.

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments that will require significant capital expenditures on the part of Telecom.  Additionally, many municipal governments have issued regulations that exceed their authority, many of which limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts the obligations of our mobile telephone business and our competitors assumed pursuant to the requirements set out in Resolution SC No. 5/13, 580/18 and its amendments (Regulation for the Quality of Telecommunications Services).

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Similarly, Resolution SC No. 25/15 passed on June 11, 2015 awarded to Personal the “SCMA” 713-723 MHz and 768-778 MHz frequency bands that make up Lot 8 and that were previously pending assignment by the SC. These frequency bands were partially occupied by broadcasting licensees prior to the public auction. Pursuant to Decree No. 1,340/16 the term of authorizations for the use of all the frequencies that make up Lot 8 for the provision of SCMA, as well as the corresponding deployment obligations, shall be computed since the effective migration of services currently operating in these bands in the scope of Area II, defined according to the provisions of Decree No 1,461/93 and its amendments. On August 30, 2018, the Ministry of Modernization issued Resolution No. 528/2018, pursuant to which it confirmed that the effective migration of such services on February 27, 2018 had been verified.

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

Telecom complies with the international security standards established by the World Health Organization and Argentine regulations -which are similar- and mandatory for all Argentine mobile operators. Our mobile business may be harmed as a result of any future alleged health risk. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability, all of which could have a material adverse effect on our financial condition and results of operations.

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

Labor costs are one of our largest cost items.  In addition, certain labor unions have initiated claims against the Company alleging non-compliance of certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See “Item 8—Financial Information—Legal Proceedings—Labor Claims.” If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes by the Company’s employees and the contractors and subcontractors’ employees) that may adversely affect our operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

In addition, certain telecommunication unions have initiated claims against the Company alleging non- compliance of certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See “Item 8—Financial Information—Legal Proceedings—Labor Claims.”

In addition, in the absence of a union agreement concerning convergent services, in case of a lack of agreement with unions on convergent services conditions or in case of a lack of recognition among union associations, the possible consequences include: economic impacts derived from individual claims, class actions, higher union contributions, operating impacts related to work organization (lack of unification or synergy), impairment of services due to inefficient processes, union conflicts and direct action measures, social impacts that might affect the provision of services to customers, and public dissemination of the conflicts.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

We are or may be involved in legal and regulatory proceedings which could result in unfavorable decisions and financial penalties for us.

We are party to a number of legal and regulatory proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Responding to the demands of litigation claims and responding to, or initiating proceedings against, regulatory bodies may divert management’s time attention and financial resources. As of December 31, 2018, the Company recorded provisions that it estimates are sufficient to cover those contingencies considered probable. See Notes 2 and 18 to our Consolidated Financial Statements.

For example, Argentine law incentivizes individuals to pursue employment-related litigation and certain judicial rulings have created a negative precedent in these matters and could increase our labor costs. The Company is also exposed to employment-related claims of employees of suppliers, contractors and commercial agents claiming direct or indirect responsibility of Telecom based on a broad interpretation of the rules of labor law.

Further, customers and consumers’ trade unions have in the past initiated different claims against Personal regarding improperly billed charges. See “Item 8—Financial Information—Legal Proceedings—Consumer Trade Union Proceedings.” Although Personal has taken certain actions in order to reduce risks in connection with these claims, we cannot assure that new claims will not be filed in the future.

The Company has in the past been subject to technical sanctions from regulatory bodies, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. Although sanctions are appealed in the administrative stage, if the appeals are not resolved in our favor in administrative or judicial stage or if they are resolved for amounts larger than those recorded, it could have an adverse effect on our financial situation, results of our operations and cash flows. See Note 18 to the Consolidated Financial Statements.

As of December 31, 2018, the Company recorded provisions that it estimates are sufficient to cover legal and regulatory contingencies, see Notes 2 and 18 to our Consolidated Financial Statements. However, Telecom Argentina may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition, despite the provisions that the Company has recorded to cover these matters.

For more information on our ongoing legal and regulatory proceedings, see “Item 8—Financial Information—Legal Proceedings.”

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

As of the date of this Annual Report, Telecom has no sanctions registered in the Repsal, however if sanctions are applied in the future it could have a significant impact on Telecom’s financial position, result of operations and cash flows.

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

Telecom faces operational risks inherent from its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations; failure to document transactions properly; systems failures (including cloud services); errors or failures not foreseen in the foundational projects that the Company is carrying out in order to update its core systems inadequate maintenance of posts or its electrification by proximity to the electric network; inadequate environmental management including reverse logistics of goods and materials in disuse that could become hazardous waste; failure to preserve the secrecy and content of telecommunications required by law; weaknesses in datacenters’ energy provision; the loss or improper use of confidential information; excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others. Moreover, certain assets of the Company could be damaged by acts of vandalism, theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have redundancy to provide the service. These events could result in direct or indirect losses, inaccurate information for decision making, adverse legal and regulatory proceedings, technical failures in the Company’s ability to provide its services, damages to third parties, and harm our reputation and operational effectiveness, among others.

Telecom maintains insurance policies to cover its main assets, particularly its properties. If economic and financial conditions in Argentina were to deteriorate (i.e. devaluation, inflation, etc.), the insurance coverage may not be representative of the market value of the properties which could result in losses for the Company.

Although Telecom has risk management practices at the highest levels including a Risk Management Committee designed to detect, manage and monitor the evolution of operational risks, the Company can give no assurances that these measures will be successful in effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.

We rely on strategic suppliers of equipment and materials to provide us with equipment and materials that we need in order to expand and to operate our business. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or services to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations.

Telecom’s suppliers of goods and services are contractually obliged to comply with applicable laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Despite these legal safeguards, as well as monitoring efforts by Telecom, we cannot ensure that our suppliers will comply with all applicable standards. As a result, our financial condition and reputation could be adversely affected.

In addition, the U.S. Congress and certain regulatory agencies have raised concerns about American companies purchasing equipment and software from Chinese telecommunications companies such as Huawei, one of our strategic suppliers, including concerns relating to alleged violations of intellectual property rights and potential security risks. The U.S. Government is likewise urging other countries to avoid the operations of Chinese companies such as Huawei in their territory, citing concerns regarding potential use of the equipment for espionage. Our reputation could be adversely affected if such actions or restrictions were imposed on Huawei or if the equipment and materials we purchase from Huawei is thought to pose a security risk for our network.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

The Company and/or its administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for the Company’s administrators.

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

Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.

Telecom has outstanding financial debt (including but not limited to Cablevisión’s existing notes to which Telecom became a successor by virtue of the Merger) that contains a number of restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

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

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined or fluctuations in interest rates.

As of December 31, 2018, US$1,400 million of our outstanding debt was indexed to the London Interbank Offered Rate (“LIBOR”).

On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. Dollar LIBOR rate is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. Dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. Dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs.

Additionally, we are exposed to the fluctuations of the interest rates applicable to our indebtedness indexed to variable interest rates. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase the Company’s interest expense, which would negatively affect our financial costs.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Risks Relating to the Merger

The Merger is subject to Argentine antitrust laws and regulations.

As a consequence of the Merger, Telecom’s radio spectrum currently exceeds the legal cap set forth by Section 5 of Resolution No. 171-E/17, issued by the Ministry of Communications. Telecom is required under current regulations to submit a proposal to conform to that legal cap by no later than June 29, 2019 (i.e. a year following approval of the Merger by the Antitrust Authority). ENACOM may accept or reject said proposal, and/or request further information, as necessary.

The approval of the Merger by the Argentine Antitrust Authority on June 29, 2018 included (i) the authorization of an assignment by Telecom of 143,464 broadband services residential clients under the Arnet brand to Universo Net S.A., (ii) acceptance of a behavioral commitment submitted by Telecom, CVH and FT, pursuant to which Telecom accepted not to sell television services through physical link and mobile communications services as a combined package until certain conditions set forth in the SC Resolution are met, and (iii) acceptance of a behavioral commitment submitted by Telecom, Cablevision, CVH and FT, pursuant to which, Telecom assumed the obligation to offer to any new provider of internet services with the capacity to take advantage of Telecom’s wire ADSL network the possibility of using such network in order to provide retail internet services pursuant to the terms set forth in the approval. Failure to honor these undertakings in a timely manner may result in sanctions by the Antitrust Authority.

Cablevisión’s business may fail to successfully integrate with Telecom’s business and, as a result, we may not realize all of the anticipated benefits of the Merger.

Telecom and Cablevisión entered into the Merger with the expectation that the Merger will result in various benefits, including, among other things, the ability to become a successful quadruple-play services provider in Argentina.  The success of the Merger will depend, in part, on the ability of Telecom as the combined company to realize such anticipated benefits from combining Telecom’ business (including the business of Personal) and that of Cablevisión’ business and the implementation of certain regulatory changes in the telecommunications sector that began in January 2018. The past financial performance of each of Telecom and Cablevisión may not be indicative of their future financial performance as a combined company. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or results of the combined company.

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

Following the Merger, the size of the business of Telecom has increased significantly beyond the previous size of either Telecom’s or Cablevisión’s business. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which could pose substantial challenges for management. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the Merger.

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

After the Merger, Fintech Telecom LLC (Fintech) owns Class A Shares which represent 31.53% of the total capital stock of Telecom Argentina and additionally owns Class B Shares in the form of ADSs which represent 8.62% of total stock of Telecom Argentina.

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

In the past, we conducted transactions with the shareholders of Nortel and/or Sofora, including Fintech and its affiliates and with CVH and its affiliates as from January 1, 2018. Certain decisions concerning our operations or financial structure may present conflicts of interest between the shareholders owners directly or indirectly, of our capital stock and as parties with interests in these related-party contracts.

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

Risks Relating to Telecom Argentina’s Shares and ADSs

The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B common shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.

The NYSE and/or the BYMA may suspend and/or cancel the listing of Telecom’s ADSs and Class B common shares, respectively, in certain circumstances, including upon the occurrence of certain events relating to Telecom’s financial situation. For example, the NYSE may decide such suspension or cancellation if Telecom’s equity becomes negative.

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issue in the light of all pertinent facts. Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,” “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

We cannot assure you that the NYSE and/or BYMA will not commence any suspension or delisting procedures in light of Telecom’s financial situation, including if Telecom’s equity becomes negative. A delisting or suspension of trading of Telecom’s ADSs or Class B common shares by the NYSE and/or BYMA, respectively, could adversely affect Telecom’s results of operations and financial conditions and cause the market value of Telecom’s ADSs and Class B common shares to decline.

Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.

Our corporate affairs are governed by our bylaws and by Argentine corporate law, which differ from the corporate regulatory framework that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights under Argentine corporate law to protect your or their interests relative to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our Shares and ADSs at a potential disadvantage.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Changes in Argentine tax laws may adversely affect the tax treatment of our Shares and/or the ADSs.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries.

Until the enactment of Law No. 27,430, in force since fiscal year 2018, there was an exemption for Argentine resident individuals if certain requirements were met. However, there was no such exemption for non-Argentine residents. For transactions made until December 31, 2017, many aspects of the Argentine Income Tax Law as they apply to the holding and sale of ADSs still remain unclear and they were subject to further regulation and interpretation which may adversely affect the tax treatment of our Shares underlying ADSs and/or ADSs. The income tax treatment of income derived from the sale of ADSs or exchanges of shares from the ADS facility may not be uniform under the revised Argentine Income Tax Law. The possibly varying treatment of the source of income could impact both Argentine resident holders as well as non-Argentine resident holders.

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

Consequently, holders of our Class B Shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our Shares or the ADSs.

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

The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.

The  trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. Such other factors include:

•                  fluctuations in our periodic operating results;

•                  changes in financial estimates, recommendations or projections by securities analysts;

•                  changes in conditions or trends in our industry;

•                  events affecting equities markets in the countries in which we operate;

•                  legal or regulatory measures affecting our financial conditions;

•                  departures of management and key personnel; or

•                  potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our Shares and the ADSs, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our Shares and the ADSs. In particular, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

Future sales of substantial amounts of Telecom Argentina Class B Shares and ADSs, or the perception that such future sales may occur, may depress the price of Telecom Argentina Class B Shares and ADSs. Additionally, future sales of treasury shares, may also depress the price of Telecom Argentina Shares and ADSs.

Following periods of volatility in the market price of a company’s securities, that company may often be subject to securities class-action litigation. This kind of litigation may result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, results of operations and financial condition.

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class B Shares underlying the ADSs.

The Argentine government may impose restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in December 2001, the Argentine government implemented an unexpected number of monetary and foreign exchange control measures that included restrictions on the free disposition of funds deposited with banks and on the transfer of funds abroad, including dividends, without prior approval by the Central Bank. Although the transfer of funds abroad in order to pay dividends no longer requires Central Bank approval to the extent such dividend payments are made in connection with audited financial statements approved by a shareholders’ meeting, future restrictions on the movement of capital to and from Argentina such as those that previously existed could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Argentine Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. We cannot assure you that the Argentine government will not take similar measures in the future. In such a case, the Depositary for the ADSs may hold the Argentine Pesos it cannot convert for the account of the ADS holders. In addition, any future adoption by the Argentine government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their Class B Shares and ADSs, and may adversely affect the market value of the ADSs.

Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.

Argentine securities markets are substantially smaller, less liquid and more volatile than major securities markets in the U.S. In addition, Argentine securities markets may be materially affected by developments in other emerging markets, particularly other countries in Latin America. Our Class B Shares underlying ADSs are less actively traded than securities in more developed countries and, consequently, an ADS holder may have a limited ability to sell the Class B Shares underlying ADSs upon withdrawal from the ADSs facility in the amount and at the price and time that it may desire. This limited trading market may also increase the price volatility of the Class B Shares underlying the ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 91% of the aggregate market capitalization of the BYMA as of December 31, 2018. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

PART I - ITEM 3 KEY INFORMATION - RISK FACTORS	TELECOM ARGENTINA S.A.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in the Class B Shares underlying ADSs or ADSs in the United States and Argentina, respectively, will use different currencies (U.S. dollars on the NYSE and pesos on the BYMA), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the Class B Shares underlying ADSs on these two markets may differ due to these and other factors. Any decrease in the price of the Class B Shares underlying ADSs on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy the Class B Shares underlying ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage.” Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B Shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

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

In addition, if a majority of our directors or executive officers are U.S. citizens or residents, we will lose our foreign private issuer status and we will fail to meet additional requirements necessary to avoid such loss. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory for us. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher for us. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We will have to present our financial statements under US GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933 (“Securities Act”) registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.

Under the GCL, if we issue new shares as part of a capital increase, our shareholders may have the right to maintain their existing ownership percentage in the Company through the subscription of a proportional number of shares of the same class in case the capital increase is made in shares of all four of our classes of shares in their respective proportions, or through the subscription of a proportional number of the shares of the class being issued if the relative proportion among the four classes is not respected. Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights.

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

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. For example, according to Argentine securities law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” and/or “supervisory” role, such as assisting our board of directors with the evaluation the performance and independence of the external auditors and exercising the function of our internal control. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of U.S. companies that are subject to all of the NYSE corporate governance requirements.

Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares underlying ADSs or ADSs for transactions made until December 31, 2018.

On September 23, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. Until the enactment of Law No. 27,430, in force since fiscal year 2018, there was an exemption for Argentine resident individuals if certain requirements were met. However, there was no such exemption for non-Argentine residents. For transactions made until December 31, 2017, many aspects of the Argentine Income Tax Law still remain unclear and they are subject to further regulation and interpretation which may adversely affect the tax treatment of our Class B Shares underlying ADSs and/or ADSs. The income tax treatment of income derived from the sale of ADSs or exchanges of shares from the ADS facility may not be uniform under the revised Argentine Income Tax Law. The possibly varying treatment of the source of income could impact both Argentine resident holders as well as non-Argentine resident holders.

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

ITEM 4.                INFORMATION ON THE COMPANY

INTRODUCTION

The Company

We are one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. We have a non-expiring license (the “License”) to provide fixed-line telecommunications services in Argentina, mobile telecommunications services, other telephone-related services such as international long-distance and wholesale services, data transmission, IT solutions outsourcing and Internet services. We are also the largest operator of cable television services and data transmission systems in Argentina and one of the largest providers of cable services in Latin America in terms of subscribers. We install, operate and develop cable television and data transmission services in Argentina and Uruguay. We are the largest MSO in Argentina and Latin America in terms of subscribers. An MSO is a company that owns multiple cable systems in different locations under the control and management of a single, common organization.

As from January 1, 2018, after giving effect to the Merger, Telecom Argentina and Cablevisión have started to operate as a telecommunications convergent provider. The Merger is part of a global process of convergence in the provision of fixed and mobile telecommunications services, video and internet distribution known as “quadruple play”.

The Merger should allow the combined company to achieve synergies in the development of convergence products that will bring significant benefits for consumers, the sector and the economy in general. In addition, the combination of both companies should boost investment (we have a strategic investment plan, which started in 2018, that estimates capital expenditures of approximately US$ 5,000 million) in the most modern infrastructure of mobile technologies as well as the deployment of a high-speed fiber optic network.

In addition, we have amended our bylaws (Estatutos Sociales) to permit us to provide audiovisual communications services, and have obtained all required regulatory authorizations and approvals with respect to such amendment.

As of December 31, 2018, (i) Telecom’s mobile telephony business had approximately 18.3 million subscribers in Argentina (excluding our IDEN telephony subscribers) and approximately 2.4 million subscribers in Paraguay, (ii) Telecom´s broadband business reached approximately 4.1 million accesses, (iii) Telecom’s cable business had approximately 3.5 million subscribers and (iv) Telecom had approximately 3.5 million fixed telephony lines in service, which are equivalent to 140 lines in service per employee.

In 2018, our revenues totaled P$168,046 million, our net income totaled P$5,536 million, our Adjusted EBITDA (see the purpose of use of adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—“Adjusted EBITDA”) amounted to P$56,368 million and our total assets were P$371,738 million.

The Merger

Overview

On June 30, 2017, Telecom Argentina and Cablevisión executed a preliminary merger agreement (the “Preliminary Merger Agreement”) and on October 31, 2017, Telecom Argentina and Cablevisión executed the definitive merger agreement (the “Final Merger Agreement”), by which they agreed on the terms on which Telecom Argentina would absorb Cablevisión by merger, which was to be dissolved without liquidation as of the Merger Effective Date, in accordance with the provisions of Sections 82 and 83 of the GCL, and subject to the satisfaction of certain conditions, including regulatory approvals from the ENACOM.

The conditions precedent to the consummation of the Merger were satisfied as of the Merger Effective Date (i.e., January 1, 2018), and, consequently, the Merger and the Telecom Shareholders’ Agreement became effective on that date. For more information, see “Item 7—Major Shareholders and Related Party Transactions.”

Pursuant to the Final Merger Agreement, as of January 1, 2018, Cablevisión merged into Telecom Argentina, with Telecom Argentina as the surviving entity. As a result of the Merger, all of Cablevisión’s assets and liabilities were transferred to Telecom Argentina as of January 1, 2018, in accordance with the terms of the Final Merger Agreement. The Merger was registered with the IGJ on August 30, 2018.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Merger allows us to provide “quadruple play” services, combining the provision of fixed and mobile telecommunications services as well as pay television and Internet services, pursuant to the new regulatory framework in effect since January 2018 (for more information about the Merger see “Recent Developments”).

Merger Integration

One of the main focus of our Management during this year was to consolidate the integration of the financial and operational structures of the merged companies in order to strengthen the position of the combined company in a highly competitive market.

We believe that the combination of the two companies enhance our ability to better serve our customers as a result of gaining scale and access to innovations that are driving the telecommunication sector, through offering our customers a broader range of products. We expect that combining Cablevisión and Telecom will strengthen our financial position, which should help us to perform the needed investments to continue developing our infrastructure and therefore strengthen our position in the market.

Joining Telecom’s and Cablevisión’s operations converted us in one of the largest companies in Argentina and we expect to continue to deploy state-of-the-art wireless and high speed fixed internet networks throughout our service areas.

The combination of the businesses allow us to reduce costs as we realize synergies. We expect savings in network rentals and connectivity as we can combine the two existing backbone networks, which have a low level of overlap and are highly complementary.

In addition, we expect to continue achieving savings in back office services such as billing, collection, and advertising through the implementation of convergent solutions. We will strive to achieve SG&A (Selling, General and Administrative) optimization and reduction in network maintenance costs by combination of field services and network operations capabilities.

On the capital expenditures side, adding the Nextel mobile phone network to Telecom’s existing network represented an immediate increase % in the number of available cell sites, which will result in savings in our previously planned investments in infrastructure and equipment installation costs. In addition, due to the overlap of fixed networks in the Northern Area, an optimization is expected in the investments and costs for the planned upgrade of access networks and fiber deployment and we expect to continue to deploy state-of-the-art wireless and high speed fixed internet networks throughout our services area.

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

Organizational Structure

The chart set forth below shows our general consolidated corporate structure as of  December 31, 2018, after giving effect to the Merger, showing the most significant companies and the companies controlled in countries other than Argentina:

Our principal executive offices are located at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina, telephone number: 54-11-4968-4000.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

Recent Developments

Indebtedness

On March 4, 2019, we entered into a loan agreement with the IFC for a total amount of up to US$450,000,000 as requested by the Company in one or more disbursements. The proceeds from the loan will be used to finance our capital investments for 2019. Additionally, in February 2019 we repaid in full the Term Loan (as defined below). See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Bank and other financial entity loans.”

Controlling Shareholder

Fintech Telecom LLC, was the controlling company of Telecom Argentina until December 31, 2017. As from January 1, 2018 CVH is the controlling company of Telecom Argentina following effectiveness of the Merger and of the Telecom Shareholders’ Agreement (See “The Merger”).

Conversion of Class C Shares

On December 28, 2018, 23,882 Class C shares were converted into Class B shares.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Merger

On June 30, 2017, Telecom Argentina and Cablevisión executed the Preliminary Merger Agreement providing that Telecom Argentina would absorb Cablevisión, which was to be dissolved without liquidation on the Merger Effective Date, in accordance with the provisions of Sections 82 and 83 of the GCL, subject to prior satisfaction or waiver of certain conditions stated in the Preliminary Merger Agreement, including certain regulatory approvals.

All the conditions to which the Merger was subject were satisfied and the Merger was consummated on January 1, 2018 (the “Merger Effective Date”). The Merger and Cablevisión’s dissolution were registered with the IGJ on August 30th, 2018. For more information see “Item 7—Major Shareholders and Related Party Transactions.”

In addition, pursuant to the Preliminary Merger Agreement, Telecom Argentina assumed all of Cablevisión’s obligations under its US$500,000,000 6.500% Senior Notes due 2021, issued under its Global Notes Program (“Cablevisión Global Notes Program”).

In connection with the Preliminary Merger Agreement and the Final Merger Agreement and the notification received from Fintech Telecom and Fintech Media LLC (“Fintech Media”) on December 29, 2017 informing of a corporate reorganization process by which Fintech Media and VLG Argentina Escindida LLC (a spin-off of VLG Argentina) merged into Fintech Telecom with effect on the Merger Effectiveness Date, the new Class A and Class D shares to be issued by Telecom Argentina pursuant to the terms of the Merger were delivered as follows: (i) to Fintech Telecom LLC: 342,861,748 Class “A” shares; (ii) to CVH: 406,757,183 Class “D” shares; and (iii) to VLG Argentina: 434,909,475 Class “D” shares.

Telecom Argentina’s capital stock as of the Merger Effective Date (i.e., January 1, 2018) was comprised of the following:

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

For more information see “Item 7—Major Shareholders and Related Party Transactions”.

Withdrawal of the Voluntary reserve for future dividends payments

On January 31, 2018, the Board of Directors of Telecom Argentina approved:

1.              the reversal of $9,729,418,019 of the “Reserve for future cash dividends” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) $2,863,000,000 on February 15, 2018 and ii) $6,866,418,019 on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deemed it convenient;

2.              the distribution of $5,640,728,444 as advance cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were settled on February 15, 2018; and

3.              the distribution of $4,502,777,155 as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A.-absorbed by Telecom Argentina- as of September 30, 2017, which were settled on February 15, 2018.

Dividends mentioned in items 2 and 3 above, were subsequently ratified by the Ordinary General Shareholers Meeting of April 25, 2018.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In conclusion, the dividends distribution aforementioned for a total of $19,872,923,618 (approximately $28,820,650,926 in current currency of December 31, 2018) was paid on February 15, 2018 for $13,006,505,599 and on March 21, 2018 $6,866,418,019 (approximately $27,926,529,493 in current currency of December 31, 2018).

Payment by Telecom Argentina of dividends declared by Cablevisión

On January 8, 2018, Telecom Argentina, as successor to Cablevisión prior to the Merger effective date, paid dividends declared by Cablevisión on December 18, 2017, in an amount of P$4,077,790,056 (approximately P$6,020,251,886 in current currency of December 31,2018).

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

Until November 30, 2017, Nortel was our direct controlling shareholder with 54.74% of Telecom Argentina´s total capital. 100% of Nortel’s ordinary capital belonged to Sofora. Sofora’s shares belonged to Fintech, our indirect controlling shareholder (68%) and to W de Argentina Inversiones (32%).

Until December 31, 2017, Fintech was Telecom Argentina’s direct controlling shareholder.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As from January 1, 2018, as a result of the Merger and the Shareholders´ Agreement becoming effective, CVH became Telecom Argentina’s controlling shareholder.

As of January 1, 2018, Cablevisión merged into Telecom, with Telecom as the surviving entity. Argentine regulators have taken the view that effective January 1, 2018, Cablevisión Holding S.A. acquired control of Telecom. Cablevisión Holding S.A. is an Argentine corporation and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide Information and Communication Technology Services (ICT Services) and to provide Audiovisual Communication Services (ICT Services). Its controlling shareholder, in turn, is GC Dominio S.A, another Argentine corporation.

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

General

As of December 31, 2018, the following are the most significant subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Pem	Investment	Argentina	100.00%
CV Berazategui	Closed-circuit television	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol	Holding	Uruguay	100.00%
Última Milla	Services for telecommunication	Argentina	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

Telecom carries out its activities in Argentina and abroad (Paraguay, the United States and Uruguay). These operations are not analyzed as separate segments by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad, taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments” according to the requirements of IFRS 8.

Main Products

As of December 31, 2018 we offered our cable and broadband customers a diverse range of products, including:

•                  Fixed Telephony: Local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transportation), Internet services, IT solution Outsourcing and sales of equipment.

•                  Cablevisión Clásico: our basic, analog cable television product under the “Cablevisión” brand;

•                  Cablevisión Digital: In addition to the basic grid included in Cablevisión Clásico, this option, which we provide through a digital decoder, gives cable subscribers access to radio and music channels, among others, and certain premium channels;

•                  Cablevisión HD: In addition to the options offered through Cablevisión Digital, subscribers to this product are provided a high definition decoder that grants them access to over 50 high definition channels;

•                  Cablevisión On Demand: Where available, this product allows subscribers to access “On Demand” service (under our brand “Cablevisión”) that includes a variety of content including: (i) SVOD (where the subscriber is charged a monthly fee in order to access unlimited programs), (ii) TVOD (where the subscriber is charged a fee based on the content it watches) and (iii) FVOD (free on demand services to the subscriber which generally include basic cable signals);

•                  Broadband Products: Subscribers gain access to Telecom’s high-speed broadband services;

•                  Fibertel Zone: Users gain to access a Wi-Fi network free of cost outside their homes;

•                  Cablevisión Flow: Cablevisión launched Cablevisión Flow (“Over-The-Top” services) on November 8, 2016. This product will enable our subscribers to view TV content on multiple types of devices such as smartphones, tablets and smart-TVs; and

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  Fibercorp Products: Fibercorp is Fibertel’s corporate business unit. FiberCorp provides telecommunication services to large, medium and small size companies through a wide communications network for the transfer of data, video and oral information that enables it to provide internet access, infrastructure with dynamic connections, symmetric access and IP video security, among other products.

•                  Personal Mobile Services: Service offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, among others; and sale of mobile communication devices (handsets, modems MiFi and wingles). The services are supported in the different technologies of the mobile network (2G/3G/4G).

Fixed Telephony Services

Overview

We own and operate fixed local line telephone network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Since the market was opened to competition, we expanded our network in the Southern Region of Argentina, therefore providing nationwide services. Fixed services are comprised of the following:

•                  Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2018, we had approximately 3.5 million of lines in service;

•                  Interconnection services. We provide interconnection services, which primarily include Access, termination and long-distance transport of calls;

•                  Information and Communication Technology Services. We provide ICT services, datacenter services, telecommunications consulting and value-added solutions;

•                  Other telephone services. Other services provided by us include supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services; and

•                  Sale of equipment.

Our Fixed Telephone Network

We are the principal provider of Basic Telephone Services in the Northern Region, and since late 1999 have also provided Basic Telephone Services in the Southern Region.

Our fixed-line telephone network include installed telephones and switchboards, a network of access lines connecting customers to exchanges and trunk lines connecting exchanges and long-distance transmission equipment.

The following table illustrates the deployment of our telephone network:

	December 31, 2018	December 31, 2017	December 31, 2016
Number of lines in service(1)	3,544	12.7	7.7

(1)     Includes lines customers, own usage, public telephony and ISDN channels. The figures prior to the Merger (i.e., as of December 31, 2017 and 2016) correspond to Cablevisión.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Revenues

Fixed telephony services include, among other charges, monthly charges, measured service charges, installation charges, public telephone services and interconnection services related to “essential facilities.” The prices for these services were regulated by rules governing our license, which established “maximum prices” that could be charged to clients. We were able to charge prices below the maximum regulated prices as long as the discount was applied equally to clients who share the same characteristics (under the so-called principle of “non-discrimination”). In accordance with this ability, we charged lower prices than the maximum regulated prices for certain of the services offered. Since the enactment of the LAD it was established that licensees of ICT services may freely set their prices. See “The Argentine Telecommunications, Broadband and Cable Industries—Regulatory Overview—Law No. 27,078—Argentine Digital Law.”

The remaining services, such as data transmission services and Internet services, were not subject to regulation and, as a result, Telecom was able to freely set the corresponding prices. Market conditions could limit price increases.

Retail — Residential and SME (Small and Medium Enterprises)

Monthly Charges. We bill a monthly charge to our customers. Additionally, due to the regulatory regime, we are obligated to offer discounts to certain retired individuals and low-consumption residential customers.

Measured Service Charges. In addition to a monthly charge, we bill to a portion of our customers for a monthly measured service charge, which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance and the duration of calls. Additionally, due to competition, we offer discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge.

International Long-Distance Service. Since 1992, international rates have been reduced annually as a consequence of the application of the Price Cap. We also have reduced international long-distance prices in order to compete with the new providers of long-distance calling services.

Installation Charges. Revenues from installation charges consist primarily of fees levied for installation of new fixed lines. We offer discounts in multiple localities to reduce the rates, with the aim of stimulating demand in those areas. The penetration of fixed-line telephony has been affected by the maturity of the Argentine market.

Other Domestic Telephone Services. We provide other domestic telephone services including charges for supplementary services such as call waiting, call forwarding, conference calls, caller ID, voicemail and itemized billing.

Wholesale

Interconnection Revenues: We collect fees from other operators for interconnection services. These fees primarily include local Access, termination and long-distance transport of calls, rentals of network capacity and commissions on calling party pays fees. These fees are payable by mobile operators as well as fixed-line operators.

During 2018, we remained one of the leading providers of wholesale telecommunications solutions for various fixed and mobile operators, independent operators, local operators, public telephony licensees, cable operators, ISP, TV and radio channels, production companies and other service providers.

The services marketed by us include, among others, traffic and interconnection resources, third-party billing, dedicated Internet access services, transport of video signals in standard definition and high definition (which allows our clients to play multimedia content over the Internet without needing to download such content), streaming audio and video, dedicated links, backhaul links for mobile operators, Internet Protocol Virtual Private Network and data center hosting/housing services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

With respect to data and Internet services, Telecom Argentina S.A focused its business development during 2018 on the IP transit service, which is demanded by the different operators and ISP providers to sell Internet connectivity to its customers across different segments of the market, generating a significant increase in the consumption of bandwidth, both local and international. This management decision allowed us to strengthen our position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We provide solutions to cable operators and TV channels for the distribution of video signals.

International Long-Distance Service: We hold a non-expiring license to provide international telecommunications services in Argentina, including voice and data services and international point-to-point leased circuits.

Revenues from wholesale international long-distance service reflect payments under bilateral agreements between Telecom and foreign telecommunications carriers, covering virtually all international long-distance calls into or out of Argentina using our network. Revenues from international long-distance service therefore consist mainly of:

•                  amounts earned from foreign telecommunications carriers for connection to the Argentine telephone network;

•                  bandwidth capacity under an Indefeasible Right of Use (“IRU”) basis;

•                  international point-to-point leased circuits; and

•                  data and IP transit services in regional market. During 2018, Telecom Argentina S.A increased sales of IP and data center hosting/ housing services to Uruguayan clients.

Operating revenues from international long-distance service depend on the volume of traffic and the prices charged by each party under agreements between the Argentine provider and foreign telecommunications carriers. Settlements among carriers are usually made on a net basis.

We are connected to international telecommunications networks, mainly through the following submarine Fiber Optic cables: Columbus 3 (Europe), Atlantis 2 (Argentina - Brazil — Europe), Sea-Me-We 3 (Europe — Asia), Bicentenario (Argentina - Uruguay), Latin American Nautilus (LAN), PanAm (Argentina - Caribe)  and other minor cables.

Telecom Argentina USA, Inc. (“Telecom USA”)

During 2018, we continued our business efforts aimed at wholesaler’s products of greater profitability, which include services for OTTs and for temporary events. Our presence in the United States through our subsidiary “Telecom USA”, enabled us to revitalize trading links with leading providers of content and services in the cloud of the United States. These business relationships result in important projects of co-location and data transport. It also allows our company to pursue the development of commercial relations with new smaller customers with varied requirements in Argentina .We expect these applications to become grower.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

Before November 1999, Telecom held an exclusive license to provide Basic Telephone Services to the Northern Region. The Argentine telecommunications market has been open to full competition since November 2000. As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Telmex, AMX Argentina (commercially known as Claro), Level 3 Argentina (commercially known as “Level 3 Communication” formerly “Global Crossing”), IPlan, Telecentro, Telefónica (principally in the Southern Region) and Telecom (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service in the Southern Region. Accordingly, if economic conditions in Argentina improve and competitors increase their presence in the Northern Region, we expect that we will face additional pressure on the prices we charge for our services and experience limited loss in market share in the Northern Region.

Mobile Telecommunications Services

Overview

We provide mobile services in Argentina and through our subsidiary in Paraguay.

Our service offerings in Argentina under the brand Personal include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, online streaming, corporate e-mail and social network access, among others; and sale of mobile communication devices (handsets, Modems mifi and wingles, smart watches). The services are supported in the different technologies of the mobile network (2G/3G/4G).

We also offer mobile services in Argentina through our subsidiary Nextel to existing customers by means of our Integrated Digital Enhanced Network which enables us to offer “push to talk” technology to such mobile services customers.

In Paraguay, we provide mobile services through our subsidiary Núcleo.

As of December 31, 2018, we had approximately 18.3 million mobile subscribers in Argentina and Núcleo had approximately 2.4 million subscribers in Paraguay.

Mobile Telecommunications Services in Argentina

Our mobile telecommunications services in Argentina are provided under the brands Personal and Nextel.

The mobile telecommunications market in Argentina has been open to competition since 1993 and was expanded to include Personal Communications Service (“PCS”) services in 1999. In addition, GSM technology has created intense competition for subscribers among the various service providers, including giving rise to severe pricing pressure, significant handset subsidies and increased sales incentives provided to dealers. The introduction of 3G technology since May 2008 and of 4G technology since 2014 has allowed operators to focus competition on Value Added Services.

During 2018, service providers in Argentina continued to make significant capital expenditures in new network infrastructure for the enhancement and deployment of 3G and 4G technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Personal

Through Personal, we provide mobile services on the 850 MHz and 1,900 MHz, through GSM and 3G technology by Servicios de Telefonía Móvil (“STM”), Servicios de Radiocomunicaciones Móviles Celular (“SRMC”) and PCS networks. In addition, since December 2014, Personal has offered LTE technology service (by SCMA network) through the frequency bands awarded to Personal in 2014 and 2015 (1730-1745 MHz; 2130-2145; 713-723 MHz and 768-778 MHz). See “The Argentine Telecommunications, Broadband and Cable Industries—Regulatory Overview—Spectrum.”

Residential and Business Customers. We offer to Personal subscribers a variety of flexible pricing options for mobile services. These options include prepaid, post-paid and mixed (“Abono Fijo”) plans.

Prepaid Plans. Under prepaid plans, subscribers pay in advance for their services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. This credit allows subscribers to use data to browse on the Internet, make and receive local, national and international calls and buy multimedia content.

We offer a variety of “packs” which enable customers to use the abovementioned services at a lower price. These packs may include a fixed amount of minutes to make national or international calls, SMS, a daily quota of megabytes to access the Internet during 1, 7 or 30 days or different combinations of these services.

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

Post-Paid Plans. Under post-paid plans, a subscriber pays a monthly fee, plus charges for additional services not included in its plan. According to our current offer, most of the plans include a quota of megabytes for browsing Internet, unbounded airtime for on-net calls and SMS. Depending on the price, some plans include an amount of free seconds or unbounded airtime for off net calls. Once the free seconds have been used, they can continue using the mobile service at a set price per second. They can also buy packs of additional megabytes to continue browsing Internet after they have consumed the megabytes included in the monthly fee. The charges for additional airtime, megabytes or multimedia contents, will be added to the next month’s bill. The plans offer Personal digital invoicing, enabling subscribers to view, download and print their invoices from the web.

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

Personal’s subscribers for the year ended December 31, 2018 amounts to 18,316 thousand.

New products and services. In 2018, we continued boosting our strategy with a customer-centric approach based on the concept “Internet para que todo suceda” (Internet to make it all happen). This concept is based on Telecom’s integrated mobile telephony and broadband services, which Telecom believes differentiates it from competitors, but also on the idea of internet as the most important source of communications in modern times.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Personal continued developing its international roaming retail offer with “Pack Mundo,” which applies in more than 45 destinations worldwide and offers unlimited WhatsApp and a volume of data for 30 days. The pack was launched on June 1, 2018 and promoted during the FIFA 2018 World Cup tournament and was activated by more than 15,000 customers during its first month of operation. We will also strive to continue improving the coverage and speed of the network, with goal of obtaining LTE capacity in more than 75% of our sites. We continue to be pioneers in the mobile telephony industry, extending the unlimited WhatsApp offer in worldwide roaming, launching offers that give discounts for international calls to Paraguay, Bolivia and Peru and structuring a special internet services offer for people living in areas surrounding Argentina’s border with Paraguay and Bolivia, which can be used in these countries without incurring additional roaming charges.

Through Club Personal, Telecom’s free, nationwide loyalty program, Telecom offers customers discounts on third-party products (cinemas, restaurants, ice cream shops, theaters, among others) and points that can be redeemed for prizes. In 2018, we began consolidating Club Personal as our single loyalty program, with the aim of offering and communicating our convergence benefits in a unified way to all of our customers. In late 2018, we launched the Convergent Club Personal, through a new online application that allow clients of the Personal, Cablevisión, Fibertel and Arnet brands to use the Club Personal program discounts. As part of our ongoing development of its customer service platform, we will strive to enter into new partnerships to enhance the catalog of discounts with nationally and internally recognized and entertainment venues.

Finally, we continued our strategy of repositioning our brand Personal by hosting the annual Personal Fest, one of the most important international music festivals in Buenos Aires.

Wholesale

International Business. During 2018, we continued to strengthen our position in the international roaming services market, expanding 3G and 4G LTE agreements, in order to provide a better user’s experience to our subscribers.

We entered into ten (10) GPRS, 30 3G and 25 LTE agreements during 2018, reaching an overall total of 410 commercial agreements of international roaming, which provide service in more than 180 countries.

In order to improve the customer’s roaming service experience, Telecom Argentina  entered into a partnership agreement with Vodafone. In this context, we decided to conduct a comprehensive assessment of our wholesale roaming business unit, provided through Telecom Argentina.

This assessment compared Telecom Argentina’s current level of roaming capabilities with Vodafone’s best practice and highlight areas of focus to enable us to enhance the efficiency of our wholesale roaming business and to leverage roaming wholesale to deliver a superior customer experience to Telecom Argentina subscribers.

Domestic Business. The main national wholesale revenues are composed by call termination in a mobile network (TLRD), calling party pays (CPP) charges, and to a lesser extent, national roaming sold to other operators in connection with the use of our network, as well as by leasing of infrastructure sites.

During 2018, we continued to strengthen our relationship with operators and telecommunication services providers, cooperative’s federations, and clearing house services suppliers, renewing the existing contracts or entered into new ones.

We also entered into new agreements with cooperatives for installing new cell sites in their local area with the purpose of achieving or improving the mobile coverage in their influence areas and in accordance with the Company’s deployment plan.

We expanded agreements to contract resources and facilities of other operators (data links, interconnection resources, origination, termination, and transport minutes, conventional and non-conventional site leases and domestic roaming) that contributed to continue the mobile network development and its 4G evolution improving the offer to customers.

During the second half of 2018, the ENACOM issued a new national wholesale interconnection regulatory framework applicable for mobile and fixed voice services. This regulation introduced changes to the local wholesale business model, cancelling the calling party pays (CPP) charge and replacing it with a new wholesale call termination called Mobile termination charge.  See “Item 4—Information on the Company—Regulatory and Legal Framework.”

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Network and Equipment

In terms of infrastructure, during 2018 we continued to accompany and enhance the evolution of services with the deployment of the Personal 4G / LTE network, together with the technological reconversion of 2G / 3G networks, and the deployment of fiber optics to connect all homes with broadband. The deployment of 4G reaches 1,173 localities with coverage of 87% of the population of Argentina (98% of the population of capital cities). In addition, the deployment of 4G + services continued to advance throughout the country, thanks to the solution of Carrier Aggregation 4G (use of two simultaneous frequency bands). The tangible benefit that our customers perceive is a better service experience, with faster speeds that reach 100 Mbbps.

From the very beginning of this deployment, in the locations where 700 MHz Band is not interfered, Personal turned on simultaneously 700 MHz and 1,700/2,100 MHz Bands, which allows an optimal and efficient spectrum usage, through “carrier aggregation” functionality. Together with these actions, we continued increasing existent sites capacity, reassigning 2G spectrum and adding new spectrum obtained from the aforementioned public tender.

Additionally, we continued to increase the number of radio base stations connected with optical fiber and full IP protocol, allowing for the availability of needed broadband, in the present and for future services.

Finally, we can mention the startup of the new IMS platform (IP Multimedia Subsystem) functionalities, oriented to the convergence and evolution of services such as VoLTE (Voice over LTE), VoWifi (Voice over Wi-Fi), VoIP (Voice over IP), etc.

Competition

The market for mobile telecommunications services in Argentina is characterized by intense competition. Operators are generally free from regulation to determine the pricing of services. There are currently three mobile operators offering nationwide service. These three operators are Telecom, Telefónica Móviles Argentina and América Móvil. According to the statistics published by the ENACOM, the penetration of mobile service in Argentina has reached 141.9% of the population in 2015, 146.2% in 2016, 139.9% in 2017 and 132.9% in 2018. This information regarding penetration of mobile service is an estimate, based on demographic data from Argentina’s 2010 national census as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services (i.e., it does not include Nextel providing trunking telephony and other telecommunication services in Buenos Aires and cities in the interior).

During 2018, service providers in Argentina continued to make significant capital expenditures in new network infrastructure for the enhancement and deployment of 3G and 4G technology, which allows for the higher transmission speeds required for Value Added Services such as data transfer, video calling and Internet browsing.

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

Nextel

Through Nextel, we provide Integrated Digital Enhanced Network (“IDEN”) telephony services to existing customers which enables us to offer “push to talk” technology to such mobile services customers. Prior to the Merger, Cablevisión acquired Nextel to further its strategy of entering into the Argentine mobile market and expanding its mobile services. By combining its fiber optic network with Nextel’s network, Telecom offers its customers fourth generation (4G) access, among other innovative mobile services.

As of December 31, 2018, Nextel had a total of 252,337 customers, distributed between its push-to-talk over cellular (“POC”) and 4G access options. Beginning on January 2018, Telecom began a campaign to migrate Nextel customers to the Personal brand. As of December 31, 2018, Telecom completed 46,378 4G customer migrations, with the month of June 2018 recording the highest number of migrated customers (approximately 10,600 customers) since start of the migration campaign.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Broadband Internet Services

Broadband Internet access, often shortened to “broadband,” is high data rate Internet access. Broadband can be delivered through three technologies: cable modem (HFC), ADSL, optic fiber (FTTC and FTTH) and wireless; cable Modem and ADSL being the most widely used. Telecom markets our ADSL/FTTH service through the Arnet brand and in partnership with other Internet services providers. Telecom markets our cable Modem and TV services through our Fibertel brand and in partnership with other Internet services providers. Telecom believes that, as a result of the Merger, will benefit from having access to the best network available in their respective region, irrespective of which company such network used to belong to.

During 2018, we made efforts to continue deploying FTTH network enabling more customers to access ultra-high internet velocity with speeds of 100MB and also upgrading the customer base average speed by migrating customers to its FTTC network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2018, the number of customers with FTTH or FTTC has grown 168% when compared to December 31, 2017. Internet dial-up service represents a marginal percentage of our revenues. We continue to provide this service to a small market where broadband service is not available.

As of December 31, 2018, we provide data transmission and Internet services, including traditional Broadband, Internet dedicated lines, private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2018, we had approximately 4.09 million Broadband subscribers, representing a 1.1% increase as compared to 4.05 million subscribers as of December 31, 2017.

With respect to the access networks, our strategy aims to satisfy the rising broadband demand, mainly for downloading videos and multimedia content from the Internet. In this respect, we intend to continue the expansion of our access fiber optics infrastructure, using different modalities and technologies, which have been optimized based on the demand of the services provided and different geographic locations.

In order to increase our Internet access base, we have acquired some IRUs on a submarine facility of Latin America Nautilus (LAN), which connects Argentina with the U.S. (Miami) in a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of the IP backbone of us with IP Transit providers in Miami. We have also contracted international capacity under lease modality (IP Transit) in Buenos Aires to ensure better performance regarding regional traffic. In order to have a reliable service these IP Transit is provided by two capacity providers in a redundancy geographical path (Latin American Nautilus and Telxius Cable Argentina).

Through our wholly owned subsidiary in the United States, Telecom Argentina USA, a corporation organized under the laws of the State of Delaware, we focus mainly on wholesale long-distance international traffic, video and data services.

Telecom Argentina USA, routes the majority of its wholesale traffic through its own switching capabilities. In 2018, Telecom Argentina USA, continued operating a Node of high-definition video in Miami, thus extending the Telecom video matrix to the international market.

Fibertel

We believe that Fibertel is the broadband service that offers the best selection of speeds in the Argentine market in massive form and at competitive prices. During 2018, progress was made in the search to maximize the quality of the service and thus improve the customer experience.

Since the Merger and taking into account the network overlap between Fibertel and Arnet, the company adopted the concept of “preferred network” in order to improve the distribution and reach of the Internet service. Prior to the Merger, Cablevisión offered high-speed cable modem access to the Internet through under the Fibertel brand since September 1997. Through the Fibertel brand our Internet connectivity products are specially tailored for the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services. Since 1997, we have consistently upgraded our network in order to increase the speed of its products. As of December 31, 2018, our customers had an average access to networks of 21 megabytes.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In 2010, with the purpose of enhancing the development and innovation of corporate products, Cablevisión created FiberCorp, which is a corporate business unit within Fibertel that provides telecommunication solutions to large, medium and small-size companies. FiberCorp has a wide communications network for the transportation of data, sound and video, which enables it to provide internet access, dynamic connections, symmetric access and IP video vigilance, among other services.

Through the Fibertel brand, we also provide high-speed Internet services in the AMBA Region, Córdoba, Rosario, Campana, Río Cuarto, Posadas, Salta, Olavarría, Pergamino, Mar del Plata, Bahía Blanca, Santa Fe, among other cities in Argentina.

Additionally, we also offer international IP access through well-known global backbone providers.

Arnet

Prior to the Merger, Telecom provided residential Internet services under the brand name Arnet since 1998. We mainly offer this service in the major cities of Argentina. In recent years, Telecom’s Internet service has experienced higher demand and usage in less populated areas of the country. The Internet services include Access and Arnet service.

The Company decided, in the fourth quarter of 2018, to discontinue the use of the trademark Arnet brand to market its broadband product. The clients that currently use this brand will be included under the Fibertel brand. This will simplify the brand portfolio by completing the product alignment and establishing a better and more direct communication with our customers. Fibertel will also bring these clients closer to accessing Flow.

Competition

We face nationwide competition in the Internet service market in Argentina from Telefónica, Gigared, and Telecentro (providing a triple-play offer), among others. Our data services business faces competition from Telefónica, AMX Argentina (commercially known as Claro), and from several providers of niche data services such as Level 3 Argentina, IPlan and others.

Cable Television Services

Overview

As of December 31, 2018, our cable network passed through approximately 7.85 million homes. We can deliver a two-way network with a bandwidth capacity of more than 750 MHz to approximately 79% of the homes passed through our cable network and, in the AMBA Region, this percentage increases to 86% of the homes passed through our cable network. Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view, as well as high-speed data transmission and Internet access using two-way high-speed cable modems.

Our Cable Television Networks and Operating Regions

As of December 31, 2018, our principal cable networks were located in the Buenos Aires Metropolitan Area, which includes the City of Buenos Aires and surrounding areas and which, together with the city of La Plata, form the “AMBA Region.” We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of December 31, 2018, Telecom served approximately 3.6 million cable television customers, which were organized into four operational regions: the AMBA Region, the Province of Buenos Aires and Patagonia Region, the Central Region and the Litoral Region. As of December 31, 2018, Telecom’s cable network passed through approximately 7.8 million homes and extended to over approximately 55,000 kilometers, and its interurban fiber optic network passed through approximately 10,000 kilometers.

The AMBA Region includes cable systems deployed in the City of Buenos Aires and its surrounding metropolitan area. It is the region with the highest purchasing power in Argentina and is also the most densely populated. There are approximately 12.8 million inhabitants in the AMBA Region, representing approximately 33% of the total population of Argentina, according to the last census published by the INDEC.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our Province of Buenos Aires and Patagonia Region consists of five sub-regions: La Plata, Neuquén, Lincoln, Bahía Blanca and Mar del Plata, including 100 municipalities.

Our Central Region includes cable systems located in the provinces of Córdoba, La Pampa and Salta, including the cities of Córdoba, Río Cuarto, Villa Maria, Santa Rosa, Salta and San Francisco.

Our Litoral Region includes cable systems located in the Northeast region of Argentina, including the cities of Rosario and Santa Fe, in the province of Santa Fe; Paraná, in the province of Entre Ríos; Posadas, in the province of Misiones; Resistencia, in the province of Chaco, the city of Corrientes and other cities in the Province of Corrientes and the city of Formosa in the Province of Formosa.

Programming and Other Cable Television Services

We  invested significant resources to offer a wide variety of programming options in order to appeal to potential new subscribers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service and high-speed Internet access. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and from fees for premium and pay-per-view programming services, digital packages, DVR, HD packages, video-on-demand services (VOD) and magazine distribution.

Prior to the Merger, Cablevisión purchased basic and premium programming from more than 50 signal providers, including, among others, ESPN SUR S.A., Imagen Digital S.A., HBO Latin America Group (“HBO”), Fox Latin America Channel S.R.L., LAPTV, Tele Red Imagen Sociedad Anónima (“TRISA”), Pramer, Discovery Latin America (“Discovery”), as well as all broadcast television channels of Buenos Aires. The programming arrangements have an average duration of 24 to 36 months, and are primarily denominated in Pesos. The fees paid to signal providers under these arrangements are linked to the growth of Telecom’s subscriber base and the fees it charges to its customers.

Premium Services

Our customers are given the option to acquire premium additional packages not included in the basic package by paying an additional fee. These packages and services include channels in addition to those included in the basic package, provide exclusive content, and divide such content by movie genres, adult programs and sports, or a combination of these categories. The monthly fees charged for premium services vary depending on the package subscribed to by the customer and the geographic and operational region in which we offered such service. Premium subscribers received a free digital box that enables them to access this service and gives them the option to choose pay-per-view programs.

In July 2017, Telecom launched the “Football Pack” as part of the Premium services package, which allows access to view all the matches of the Argentine Football Super League, as well as access to two new channels: Fox Sports Premium and TNT Sports, with exclusive broadcast 24 hours a day, every day of the week. As part of the promotional strategy, free access to the Football Pack was provided to our customers during the first three dates of the Super League.  As of October 27, 2017, customers had to formally subscribe to the pack by paying a monthly fee of Ps. 300. As of December 31, 2018, we have 659,457 active subscribers to the Football Pack. Coverage of matches involving foreign football leagues abroad or of the Argentine national team continued to receive their normal transmission and were not affected by the launching of the Football Pack, which includes only the matches of the Argentine First Division Super League.

Basic Digital Service

We offer the digital service in the AMBA Region and in the most important cities of Argentina in terms of size and wealth (such as Córdoba, Rosario, Santa Fe, among others). This service gives subscribers the option to increase the number of channels offered and includes an onscreen programming guide.

We offer a package called the “Basic Digital Pack.” Through this package, our customers received a wide range of channels, including informative news reporting, sports coverage and entertainment television. They also received more than 50 additional audio channels, which gave Telecom’s customers access to local radio stations, as well as to opera, rock, tango and salsa music, among other options.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

HD Services

We offered high definition versions of our Basic HD and our Premium HD Packages, such as Cablevisión Max HD, in locations where the required technology to broadcast this format has been deployed. This programming package included a large variety of genres such as sports, movies, series, documentaries and music, with high resolution and better image quality. Moreover, this offer also included open air channels under an HD format.

Through our HD platform, we broadcasted events using 3D technology for subscribers of the Premium HD service program that have the necessary equipment for this type of technology. In addition, since 2012, we offered our HD customers a new VOD service that enabled them to purchase programs or packages offered through an onscreen programming guide, with access to certain free services. The VOD programming services enabled Cablevisión, and following the Merger, Telecom to offer our customers interactive audiovisual content without time constraints. Such VOD programming included channels such as Wobi TV, HBO, Discovery and ARTEAR.

Over The Top Services

In order to provide customers the best experience while still providing the best access to its content, in November 2016 Cablevisión launched a digital platform that integrates television channels with On demand content known as “Flow” that enabled it to distribute its contents through an IP structure coupled with digital television quadrature amplitude modulation, which included adequate security measures. Flow enabled Cablevisión’s (and following the Merger, Telecom’s) clients to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand” contents and “cloud DVR” (which permits subscribers to save content in the providers database instead of in the subscribers digital recorder). These new functions were provided through a new subscribers interface coupled with new search systems and advanced recommendations tailored to each subscriber, and could be accessed through different devices (such as tablets, smartphones, smart TVs, among others).

We offered to some of our clients under the Personal brand the possibility to watch the games of the Argentine soccer team at the Russia 2018 Soccer World Cup without charging them for the data consumption.

Competition

With respect to cable television transmission, we faced competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of our licenses, our cable systems frequently have been overbuilt by one or more competing cable networks; in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA Region, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network. In addition, the Argentine government has distributed digital boxes to certain sectors of the population that provide free access to certain channels in connection with the Argentine Terrestrial Digital Television System.

Paid television industry is highly fragmented, and our largest competitor is Telecentro S.A., which is focused in the AMBA Region, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. Telecom also considers Over-The-Top internet video system providers such as Netflix and On Video as competitors.

Among paid television systems, competition is driven primarily by:

•                  price;

•                  programming services offered;

•                  customer satisfaction; and

•                  quality of the system.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Subsidiaries in Paraguay and Uruguay

Paraguay

We provide nationwide mobile telecommunication services in Paraguay through our subsidiary, Núcleo, under the “Personal” trademark. Telecom holds 67.5% of the capital stock of Núcleo and the remaining 32.5% is held by ABC Telecomunicaciones S.A., a Paraguayan corporation. Núcleo was granted licenses to provide commercial mobile services, Internet access and videoconference and data transmission services in Paraguay.

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

Total Mobile subscribers in the Mobile Telecommunication Services in Paraguay amounted to 2.4 million and 2.5 million as of December 31, 2018 and 2017, respectively.

Núcleo implemented several customer management modules, among them, “Front de Informes,” “Condiciones Comerciales,” “Portabilidad Numérica” and “Promociones.”

In addition, within the framework of technological upgrading, Núcleo implemented the databases of the modules “Registradores de Tráfico,” “Roaming Inbound” and “Tasadores/Retasadores de Llamadas y SMS” in the new Production environments.

WebVAS (Web and Value-Added Services): Núcleo achieved the development of interfaces that facilitate the operation of Points of Sale and Trigger Points, highlighting the improvement of several customer-focused services.

Network and Equipment

In September 2017, CONATEL began the public consultation process for the auction of 700 MHz spectrum bands.  The final bidding terms were launched on October 30, 2017 and, in December 2017, Núcleo was selected as one of the prequalified bidders.  The process ended on January 4, 2018, with the simultaneous ascending price auction of 7 sub bands of 5 + 5 MHz each. Núcleo was awarded two of them for US$ 12 million (public consultation process denominated in US$) per sub band subject to compliance with certain conditions provided by CONATEL’s resolution. On March 6, 2018, CONATEL notified Núcleo Resolution No. 375/2018 through which H-H’ and I-I´ sub bands included in 700 MHz spectrum bands were assigned to Núcleo. The license is for five years that can be renewed with a payment of a 3% of the total investment.

In June 2017, Núcleo requested the renewal of its two main licenses, STM and PCS, whose maturity dates were on October 22, 2017. Prior to their expiration, CONATEL issued, pursuant to the telecommunications law, resolutions of precarious extensions for an extendable term of 90 days. On March 20, 2018, through resolutions of Núcleo S.A.E.’s Board of Directors 457/2018 and 458/2018, CONATEL renewed the aforementioned licenses for a period of 5 years.

In 2018, Núcleo has commenced the deployment of a fixed network Fiber To The Home (“FTTH”) approved for Internet services in a first stage (increasing the speed offered) and for TV in a second stage. The product generated great opportunities in the corporate segment.

Competition

Currently, there are four participants in the mobile telecommunications services market in Paraguay. As of March 31, 2018, Núcleo’s main competitor was Tigo (a Millicom International Cellular subsidiary). The operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. Tigo holds a significant market share in terms of revenues.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Uruguay

Overview

Telecom provides management and administration services to companies that render cable TV services in Uruguay under the brand Cablevisión through the company Telemás S.A.

As of December 31, 2018, Cablevisión had approximately 143,500 subscribers in Uruguay and is present in the departments and locations mentioned below providing cable TV services under different technological platforms.

Network and Equipment

Southern Area: UHF (Ultra High Frequency) and DTH (Direct To Home) Platform: Montevideo and the metropolitan area comprising Ciudad del Plata (department of San José) and different locations in the department of Canelones.

The Company is conducting a migration process of its customers in the Southern Area from the UHF platform to the satellite platform, as provided by Decree No. 387/017. On July 11, 2019, the Company must return the UHF frequencies. For that purpose, it has to migrate 100% of its UHF customers to free up the spectrum.

This evolution towards the satellite product, together with the platform FLOW, which allows customers to enjoy the programming grid and on demand contents from any device, is another step forward that places our Cablevisión trademark at the forefront of the industry and strengthens its leadership in Montevideo and different areas in Canelones and San José.

Departments: Cable and DTH Platform: In the capital cities of the departments of Artigas, Salto, Paysandú, Rivera and Tacuarembó, and in the city of Paso de los Toros (department of Tacuarembó) the Company renders cable TV services. In rural areas and in some locations of those departments, services are rendered via the satellite platform (DTH).

Strategic Agreement

As a result of the agreement signed between Antel and Telecom Argentina, starting December 21, 2018 customers will no longer be charged for the roaming service between Uruguay and Argentina. Therefore, the contractual mobile telephony customers of Antel can now use mobile services without paying additional charges when they travel to Argentina. The agreement includes voice calls, data and text messages.

We believe this agreement will contribute to the development of tourism and to the strengthening of the bonds of brotherhood between both countries.

Competition

The TV market in Uruguay has approximately 735 thousand subscribers. DirecTv Uruguay holds a 28% share in that market after Cablevisión Uruguay, which holds a 19% share, and the rest is divided among different local distributors.

The market showed a downward trend, marked by the increase of online entertainment alternatives. During the first half of 2018, the market experienced an increase, mainly driven by DirecTV Uruguay and its broadcast of the 2018 FIFA World Cup Russia through its online platform.

A key factor is the strengthening of the US dollar, with the consequent depreciation of the local currency that ends up affecting the consumption decisions of households and a more pessimistic consumption level.

Corporate Customer Services

The large customer segment includes leading companies in the Argentine market as well as the national government, provincial governments and municipalities. These customers demand cutting-edge technology and solutions tailored to their needs, including voice, data, Internet and Value Added Services.

In response to the constant changes demanded by the market, we maintained our strategy to position ourselves as the integrated provider for large customers through the offer of convergence of ICT solutions, including fixed and mobile voice, data, Internet, Multimedia, ICT, datacenter and application services through sales, consulting, management and specialized and targeted post-sale customer services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. We also provide certain Value Added Services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. The data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. Corporate data transmission services are mainly Ethernet and IP services.

During 2018, we maintained our efforts in ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the world class multi-site network of datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued making additional investments at the major datacenter in the city of Pacheco, province of Buenos Aires consolidating its position as leader in the market and enhancing the level of services supplied. Such investments will enable us to support business growth in the next few years with the highest market standards.

The main solutions and businesses developed for corporate customers in recent years and which continued during the year ended December 31, 2018 included, among others:

•                Expansion of the truncated digital communications system for the Autonomous City of Buenos Aires Police force, the Emergency Medical Care System, and the subways.

•                  IP connectivity services, installation of dark fiber for broadcast, Network Security Services and Datacenter for the 2019 Youth Olympic Games.

•                  Extension and renegotiation of 911 systems for public safety management.

•                  A datacenter solution in alliance with Oracle to optimize operations for a supply chain management company.

•                  Launch of the solution “connected-car” in association with Chevrolet, integrating the Jasper service. Jasper is a platform for the administration of IoT services which allows both us and the client to configure the accounts, to create automation rules, and to generate reports in order to measure traffic volume, among other variables.

•                  Implementation of unified communications, networking, collaboration and firewall solutions, with CISCO technology, for an insurance company.

Information Technology Strategy

Among the highlights of the year 2018 for this item we can mention:

Convergent Business

•                                          We implemented and unified intio a single contact center platform the different client-to-provider contact channels (including telephone, face-to-face contacts, social networks (Twitter, Facebook) and Multimedia (chat, email)). Services provided to our Personal clients will tentatively be incorporated to this platform during 2019.

•                                          We implemented a real-time decision platform to execute a personalized and thoughtful customer service, giving clients a unique, differential and 100% personalized support.

•                                          We developed the internal management systems to provide the convergent sale of 3Play and 4Play services.

•                                          We adapted all of our management systems to merge information from different sources into Telecom Argentina, besides presenting the information of the different systems in a unified way.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Corporate systems

•                                          We created a new push-to-talk service for our former Nextel clients that are migrated to Personal. This solution is already available for our clients and we started the migration process.

•                                          As part of a transformational program 4UP of administrative processes and tools, we implemented “Central Finance” of S4 HANA SAP. The functionalities of “Central Payment” and “Credict Management” were also implemented.

New Operating Model

The merger between Telecom Argentina and Cablevisión required a review of the operating models of both companies and the creation of a new operating model that would allow us to capture efficiencies in the back-office processes and maximize economies of scale and synergies. These efficiencies may be achieved by operating with cross-cutting and integrated processes that facilitate coordination among the areas.

In addition, the Merger requires the integration of the ERP systems of each company. To this end, we decided to implement the SAP S/4 Hana solution.

In August 2018, SAP Central Finance and Central Payments were implemented, which allowed us to consolidate the accounting records of the merged companies and to generate centralized payments.

During 2018 and until February 2019, we continually monitored the performance of the operational models. More than 100 new processes were developed based on good practices and a transformation roadmap was created to accelerate post-Merger value capture and to be used as a key vehicle to achieve the cultural transformation of the merged companies. The roadmap also provides for the expeditious implementation of the future technological solution and the modules within scope. Our goal is to fully implement the roadmap by 2020.

Technical systems and operational support

•                                           We launched the OSS Program, to give a vision and an integral follow-up to all the technical projects that will be key to achieve the transformation of the technical operation

•                                           We also implemented the FlowOne project, which included the technological update of the Personal Provisioners, allowing the integration between the OM of FAN and the Mobile Network. This new platform has High Availability (HA) on site and geographical contingency (DRP).

FAN

In late 2016, Telecom began to upgrade its management platforms through a digitalization and Omnichannel approach. Through the #Fan program, we implemented a comprehensive refurbishment of the platforms that we rely on to manage our customer relationships, including the delivery, charging, billing and collections methods, integrating different cloud and “on premise” frameworks in line with the global process towards the convergence of products and services within our industry. We consider these initiatives a critical step towards the strategic transformation in our business management that will help us prioritize our customer relationships.

The main drivers of the #Fan program are achieving a better customer experience by ensuring a single vision of the customer, simplifying commercial processes and increasing operating efficiency. This is expected to:

•                  Improve customer care quality and ensure the synchronized management of all of our contact points: in-person, telephone and Internet, in a coherent and coordinated manner.

•                  Increase issue resolutions on the first customer contact and accelerating time-to-market.

•                  Ensure time management efficiency: faster assistance as a result of simpler operating systems.

•                  Maximize the benefits of the digitalization and Omnichannel approach: Introducing more self-management options, as a result of simpler management platforms and more flexible services.

•                  Provide greater accessibility and transparency in the information available through multi-device and multiplatform access.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  Ensure the alignment of our services with customer profiles, streamline and reduce billing cycles, set maturity dates and reduce collection periods.

•                  Generate a unified, clear and simple billing for all the products and services we offer, as well as those managed by third parties.

Following the consummation of the Merger, we are working on incorporating Cablevisión’s products into the #Fan program’s framework.

During 2017 the Discovery stage of each module (CRM/OM and CBS) was completed and we started developing a mixed model (Agile and Waterfall).

During 2018, the Convergent Billing System platform was implemented for completion of Charging, Billing and Collection cycle, and the implementation of CRM-OM (Relationship and Orchestration) of prepaid services for “friendly users” has begun.

It is estimated that in the second half of 2019 will take place the Go Live Mobile (Postpaid) and the beginning of Customers migration. Also, during 2019 the Discovery of Quadplay phase will began.

Datacenter

Among the highlights of the year 2018 for this item we can mention:

•                  Open system technological update: HW was migrated to the latest version of the market, which made it possible to lower the number of incidents by more than 60% and increase system availability by more than 8%. Additionally, achieve batch processing times markedly superior to those obtained with the old HW.

This update allowed adding new users to the system as a result of convergence (more than 800 users) without any impact on the service’s performance.

•                In addition to these infrastructure enhancement actions, the Legacy Stabilization Program (PEL) was implemented, which together with the aforementioned actions collaborated in maximizing the availability and performance of the critical services that support the business. The PEL program worked on the stabilization and assurance of the operation of the critical applications of the mobile, video, broadband and fixed telephony services, improving all the KPIs established in conjunction with the business.

•                Storage Consolidation: During 2018 we worked constantly in the consolidation of the critical storages, with really positive results in terms of storage capacity, consumption, consolidation, occupation of spaces.

•               Shutting down Legacies: The different actions of enhacement, virtualization plus the constant search for operational efficiency gave the possibility of shutting down, disconnecting and uninstalling more than 700 servers (productive and non-productive).

Network Architecture

Our network’s trunk or backbone portion in the AMBA Region consists entirely of fiber optic cable.  We built a fiber optic cable ring around the City of Buenos Aires that provides network redundancy (which helps ensure network availability in the event of a network device or path failure resulting in unavailability) and improves overall network reliability.  We have deployed a similar fiber optic network architecture in Córdoba and Salta, in the Central Region, and in the cities of Santa Fe, Paraná and Rosario in the Litoral Region.

Cable television and data signals are transmitted from the main headend—the control center of the cable system, where incoming signals are amplified, converted, processed and combined for transmission to the customer—to the hubs that provide services to specific areas. Each hub concentrates and transmits the cable television and data signals it receives via fiber optic cable to optical nodes. At each node the signals are converted from optic to electric codes and are then re-transmitted via coaxial cable to a distribution node. From there, the signal is transmitted to the subscriber’s domicile along a coaxial or “drop” cable.

Our cable networks outside of the areas described above are built with coaxial cable architecture.  We intend to continue extending the fiber optic cable and other technological improvements that currently exist in the AMBA Region and the main cities of the other three regions, such as hybrid fiber coaxil technology, to other operational cities within such regions as part of its long-term plan to expand and improve its network capacity.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Sales and Marketing

Telecom’s marketing strategy focuses on subscribers that receive only one of its main services to cross sell its fixed and mobile telecommunications services, cable television services and broadband services packages, to offer innovative services to its existing customers, and to upgrade existing broadband customers to higher speeds. An increase in the number of subscribers who received all of Telecom’s fixed and mobile telecommunications, cable television and broadband services, together with an increase in the numbers of services provided to its existing subscribers is expected to result in an increased ARPU.

Telecom relied on various marketing tools, including promotions, customer service centers, communication of company news, and dissemination of institutional and programming information through its websites.  Telecom advertised in graphic media and on its own broadcast advertising spaces.

Telecom’s marketing activities included:

•                  advertising on television, radio, newspapers, billboards on the streets and local programming channels offered to customers;

•                  personal visits to current and potential customers;

•                  telemarketing directed to potential and former customers, as well as current customers who have not subscribed to any premium services;

•                  mailing information and special promotional material to current and potential customers; and

•                  special events for Telecom’s customers, some of which are sponsored jointly with programming providers.

Customer Support

Telecom’s customer service operations related to cable television services are provided through a unified center (the “Contact Center”) available 24 hours a day and 365 days a year.  Telecom’s cable television services customers can contact the Contact Center by phone, e-mail and chat through its website, as well as through social media such as Twitter and Facebook. Accessibility through social media is particularly important in Latin American countries and especially in Argentina, which shows a high degree of social media penetration.

Telecom’s customer service operations related to mobile telephony services include specialized call centers and approximately 4,600 customer service representatives consisting of in-house and third-party personnel. By calling the customer service hotline, mobile telephony customers can make inquiries about their accounts.  Our model of care includes a special telephone channel for high-value customers (“Black” and “Business” accounts). In line with current market demands, we also provide the option for account self-management through special online portals, therefore simplifying the procedure and providing our customers with alternatives.  Access to these online portals includes processes for validating customer identities and analyzing behavioral patterns to anticipate their needs.

Beginning in 2017, Telecom has special customer service programs specifically tailored to the convergent solutions we provide. We implemented and unified in a single contact center platform the different client-to-provider contact channels (including telephone, face-to-face contacts, social networks (Twitter, Facebook) and Multimedia (chat, email)). Services provided to our Personal clients will tentatively be incorporated to this platform during 2019. We implemented a real-time decision platform to deliver personalized customer service.

In addition, Telecom also offers a paperless option for invoices and other customer service processes, replacing them with free digital invoices.

Telecom’s customer satisfaction indexes have been maintained above its goal of 85%, based on top two box methods, confirming the excellence of the services provided. Telecom believes that its attention to customer service differentiates it from its competitors and is rewarded with customer loyalty.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Billing and Subscriber Management

With respect to fixed telephony services, Telecom distributes a monthly invoice to subscribers. These invoices include a base monthly charge, as well as measured service charge which is based on telephone usage. Measured service is billed at the price per unit of time. Charges for local and domestic long-distance measured service vary with the price per unit of usage. The number of units of usage depends on the time of day, the day of the week, the distance and the duration of calls. In order to compete with other market participants, Telecom offers discounts to customers mainly for domestic long-distance service as semi-flat rate plans that include a set quantity of minutes for a fixed charge. Additionally, due to the applicable regulatory regime, Telecom is required to offer discounts to certain segments of its subscribers, including retired individuals and low-income residential customers.

With respect to mobile telephony services, Telecom offers flexible pricing and invoice options, including pre-paid, post-paid and mixed (“Abono Fijo”) plans.  Under pre-paid plans, subscribers pay in advance for their services, using pre-paid credit that can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Under post-paid plans, a subscriber pays a monthly fee, plus charges for additional services not included in its plan. Under the Abono Fijo plans, we distribute a monthly invoice to subscribers. Like in post-paid plans, Abono Fijo plans include a quota of megabytes for browsing the internet, unbounded airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the free seconds have been used or applicable internet quota has been met, the subscriber can obtain additional credit by purchasing credit through the pre-paid system.

With respect to broadband and cable television services, Telecom’s standard billing practice was to distribute monthly invoices to its subscriber in advance and, in the case of cable television services subscribers, together with the monthly programming guide. Monthly fees charged for services vary depending on the subscriber’s specific package and, in certain instances, on the geographic and operational region in which Telecom offered such service.

A majority of Telecom’s fixed and mobile telephony, cable television and broadband subscribers paid their monthly invoices by automatic credit card or bank account debits. Telecom’s subscribers could also pay their invoices in person, personally at local banks or through external collection agents. Telecom pays a commission to external collection agents.

Disconnection policies with respect to the non-payment of services vary depending on the specific type of services:

•                  with respect to mobile telephony services, subscribers are disconnected after a 150-day period of non-payment and delivery of a notice of disconnection;

•                  with respect to fixed telephony services, subscribers are disconnected after a 180-day period of non-payment and delivery of a notice of disconnection;

•                  with respect to cable television services, subscribers are disconnected after a three-month period of non-payment and delivery of a notice of disconnection; and

•                  with respect to broadband services, subscribers are disconnected after a two-month period of non-payment and delivery of a notice of disconnection.

Management of Churn

Churn refers to the termination of a mobile telephony, cable television or broadband services customer’s account. The churn rate is determined by calculating the total number of disconnected customers of each of our mobile telephony, cable television and broadband services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period. Because most of our mobile telephony services are provided under the Personal trademark, historical average monthly churn rates for mobile telephony services customers, included in this Annual Report for comparative purposes, reflect Telecom’s operations prior to the consummation of the Merger. To reduce losses associated with churn, Telecom seeks to enforce a strict disconnection policy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Measures—Churn Rate.”

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

REGULATORY AND LEGAL FRAMEWORK

REGULATORY FRAMEWORK

Regulatory Authority

The activities of the Company that provides Information and Communication Technologies Services (“ICT”) are regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector.

Until the issuance of the LAD, which was published in the Official Gazette on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services. (See “—Law No. 27,078—Argentine Digital Law” below). Subsequently, through the LAD it was created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the National Executive Power (PEN), which would act as the regulatory authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning Information and Communication Technologies (“ICT”) in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

In relation to the exploitation of subscription broadcasting services by physical and/or radioelectric link that were originally awarded under the regime established by Law No. 22,285, the COMFER was the enforcement authority established by that law. Under Law No. 22,285, subscription broadcasting companies in Argentina required a non-exclusive license from the COMFER in order to operate. Other approvals were also required, including, for some services, authorization by municipal agencies.

The Audiovisual communication services Law (Law No. 26,522, “LSCA”) was passed and enacted on October 10, 2009. Law No. 26,522 provided for the replacement of the COMFER with the Audiovisual Communication Services Law Federal Enforcement Authority (“AFSCA”) as a decentralized and autarchic agency under the jurisdiction of the National Executive Branch, and vests the new agency with authority to enforce the law.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 (“DNU 267/15” published in the Official Gazette on January 4, 2016). The DNU substantially amends Laws LSCA and LAD and also creates the ENACOM as a new regulatory authority of those laws. The ENACOM replaces the AFTIC and AFSCA. This new Authority acts as an autonomous agency within the scope of the Ministry of Communications.

Subsequently, and from Decree No. 632 of August 11, 2017 the ENACOM was within the scope of the Ministry of Modernization. On September 5, 2018, the PEN issued Decrees No. 801 and 802 through which the Law on Ministries was modified again and the organizational structure of the Public Administration, and it is established that the Ministry of the Chief of the Cabinet replaces of the Ministry of Modernization and the ENACOM continues within the scope. In addition, the Government created the office of Secretary of Modernization, who will act as Deputy Chief of Cabinet to assist the Chief of the Cabinet of Ministers in the establishment of cross-cutting modernization policies for the administration of the National Government.

Núcleo, with operations in the Republic of Paraguay, is supervised by the CONATEL, the National Communications Commission of Paraguay and Núcleo´s subsidiary Personal Envíos is supervised by the Banco Central de la República del Paraguay.

Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

Adesol is a subsidiary of the Company organized in the Oriental Republic of Uruguay, which is a related party of Bersabel S.A. and Satelital Visión S.A., two licensees that provide subscription broadcasting services in such country and are subject to the control of the Communication Services Regulatory Unit (“URSEC”).

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

•                                          Value Added Services (VAS);

•                                          Data transmission;

•                                          Videoconferencing;

•                                          Transportation of audio and video signals;

•                                          Internet access;

•                                          Mobile telecommunication services (STM);

•                                          Mobile radio communication services (SRMC);

•                                          PCS and SCMA services. These services are also denominated Mobile Advanced Communications Services (SCM);

•                                          Radio Electric Trunking Service (SRCE); and

•                                          Subscription Broadcasting Service by physical and / or radioelectric link

•                                          SRCE (Servicio Radioeléctrico de Concentración de Enlaces): Radioelectric Service of Concentration of Links.

Licenses for the provision of SCM services were originally granted to Personal and were transferred to Telecom since the Reorganization according to the terms of the ENACOM Resolution 4545-E/2017.

SRCE licenses and authorizations were transferred to the Company, within the framework of the merger with Cablevisión, pursuant to the terms of Resolution ENACOM 5644-E/2017 (see point f.).

The Registry for the provision of Physical and/or Radioelectric Link Subscription Broadcasting and their respective area authorizations were transferred to the Company within the framework of the merger with pursuant to the terms of Resolution ENACOM 5644-E/2017.

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

Registrations and authorizations to use the spectrum that are now held by Telecom as a result of corporate reorganizations and merger by absortion of Cablevision:

1)             Personal:

On November 24, 2017, Telecom Argentina and Personal were served with ENACOM Resolution No. 4,545-E/2017, whereby that agency decided:

(i) to authorize Telecom Personal to transfer in favor of Telecom Argentina the registrations of Mobile Telephone Services, Cellular Mobile Radiocommunications Services; Personal Communications Services Area I, II, III, and Mobile Advanced Communications Services, as well as the resources, permits and frequencies granted in its name;

(ii) to revoke the licenses granted to Personal to render Data Transmission, Value Added and National and International Long-Distance Telephone Services; and

(iii) to authorize the transaction reported by Telecom whereby the controlling companies Sofora Telecomunicaciones S.A. and Nortel Inversora S.A. are dissolved without liquidation pursuant to the Bidding Terms and Conditions approved under Decree No. 62/1990.

2)             Cablevisión:

On December 22, 2017, Telecom Argentina and Cablevisión S.A. were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión S.A. to transfer in favor of Telecom Argentina:

(i)                                  The Registration of physical and/or radioelectric link broadcasting services, including the permits/frequencies required to provide radioelectric link broadcasting services, as well as the area authorizations to provide those services (via physical and radioelectric link), which may operate in Area II, defined as provided under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided;

(ii)                               The SRCE; and

(iii)                            The authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión S.A., pursuant to effective regulations, and the agreement executed by Nextel on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión S.A., shall, within a term of two years as from the date on which the merger is approved by the CNDC and the ENACOM or any agency that may substitute them in the future, return the radioelectric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may repeal it in the future. To those effects, the Company shall file with the ENACOM, no later than one year in advance upon the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

In addition, through that Resolution, the ENACOM authorized the change of corporate control, pursuant to Section 33 of the GCL, in Telecom Argentina once the merger became effective and the shareholders agreement dated July 7, 2017 became effective in its entirety, as a result of which CVH became the controlling company of Telecom Argentina as surviving company of Cablevisión.

Such Resolution approved:

Law of audiovisual communications

(i)                                   The relinquishment of the services registrations that are currently non-operative that had been requested by Cablevisión S.A. (People Notice service, Community Repeater, Public Telephony, Location of Vehicles and Alarm by radioelectric link and by Telecom (Community Repeater); and

(ii)                                The revocation of the licenses and registrations granted to Cablevisión S.A., now held by   Telecom.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In addition, the Resolution provides that:

(i)          Telecom shall comply with Section 95 of Law No. 27,078, which provides for the conditions under which it may operate the physical and/or radioelectric link subscription television service, transcribed below:

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

e.              It shall not conduct anti-competitive practices concerning the rights to broadcast contents over its networks and facilitate a growing percentage to be established by the ENACOM to the distribution of contents from independent third parties; and

f.               It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.

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

As of the date of issuance of this Annual Report, the Company has complied with such provisions.

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

On June 29, 2018, the Secretary of Commerce issued Resolution No. 374/2018, whereby it authorized the merger transaction in the terms of paragraph a) of Article 13 of Law No. 25,156. (For more information, see Note 4.a) to our Consolidated Financial Statements).

Spectrum

SC Resolution No. 38/14

On October 31, 2014, the Public auction process approved by SC Resolution No. 38/14 for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the Cellular Mobile Radiocommunication Services (SRMC), as well as those of the new spectrum for the Advanced Mobile Communications Service (SCMA) were carried out. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8 by Resolution SC N° 79/14 (SCMA) and Resolutions SC N °80/14, 81/14, 82/14 and 83/14 (PCS and SRMC).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the rest of Frequency Bands which composed Lot No. 8. Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

The Auction Terms and Conditions also established demanding coverage and network deployment obligations, demanding significant investments by the Company.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority). Subsequently, in Decree No. 1,340/16, it was established that the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in such bands in the area of Area II (AMBA). On August 30, 2018, the Resolution of the Ministry of Modernization No. 528/2018 was issued, in which it was stated that on February 27, 2018, the effective migration of such services has been verified.

Regulations of Refarming with Financial Compensation and Shared Use of Frequencies

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias) and modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location.

On the other hand, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, for the provision of SCMA, and throughout ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, for the provision of SCMA in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Gazette. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), currently Telecom since the merger with Cablevisión S.A. —See Note 32 to our consolidated financial statements, to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

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

The spectrum allocation will last 15 years since CABA plus other 13 areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately US$55.9 million. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

Spectrum in 700 MHz Band licenses (Paraguay)

On September 2017 the public consultation process was started for the auction of 700 MHZ band spectrum. The list of conditions was issued on October 30, 2017 and in December of the same year the prequalification of offerers was done being Núcleo one of the prequalified and having to pay a deposit of US$15 million in December 2017 (public consultation process denominated in US$). The process finished on January 4, 2018 with the simultaneous auction of 7 sub-bands of 5 + 5 MHz each one, Núcleo was awarded with two of them for an amount of US$12 million for each sub-band subject to the compliance with certain conditions provided by CONATEL’s resolution.

On February 27, 2018 the auction’s price was cancelled for the remaining US$9 million in compliance with CONATEL’s resolution.

On March 6, 2018, by Resolution No. 375/2018, CONATEL decided to grant the license for the provision of “Cellular Mobile Telephony and Internet Access and Data Transmission Services” in the 700 MHz frequency band, with coverage national, for a period of 5 years, renewable for an equal period.

Regulatory framework of the services provided by Telecom and its subsidiaries

Among the principal features of the regulatory framework governing the services provided by Telecom and its domestic subsidiaries is worth mentioning:

•                                          The LAD, as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16;

•                                          Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD;

•                                          The Privatization Regulations that regulates the process;

•                                          The Transfer Agreement; and

•                                          The Licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations.

•                                          Law 22,285 and the different Bidding Terms and Conditions for the provision of Subscription Broadcasting Services approved during its term.

On the other hand, the exploitation of physical and/or radioelectric link subscription broadcasting services licenses held by the Company, granted in due time under the regime of Law No. 22,285, are currently governed by the LAD, as from the issue  of DNU No. 267/15.

The only service that could be considered under the purview of the LSCA is the registration of the signal METRO, as this signal is marketed to be broadcasted through other services that acquire it for such purpose, and therefore it has a registration number issued by ENACOM that must be renewed on an annual basis.

Likewise, the Company annually renews with the ENACOM its Certificate to operate as Advertising Agency, Direct Advertiser and Advertising Producer.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Law No. 27,078 — Argentine Digital Law

Enacted in December 2014, the LAD maintained the single country-wide license scheme and individual registration of the services to be provided, but replaced the term telecommunications services for ICT Services.

The LAD incorporated several modifications to the regulatory framework in force as of December 19, 2014, as regards telecommunications, among those that stand out:

•                  the rule on prices and rates establishing that the licensees of ICT Services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin.

•                  the amendments as regards Universal Service.

•                  the declaration of public interest the development of ICT and its associated resources in order to establish and ensure complete neutrality of networks and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

•                  the possibility that the licensees of the ICT Services can supply audiovisual communication services (including the licensees included in the restrictions of the LSCA, among which was Telecom), with the exception of those provided through satellite link, in which case, the corresponding license must be requested from the proper authority.

Law No. 19,798 Telecommunications Act (passed in 1972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Section 39 of Law No. 19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the Decree that do not contradict the LAD will remain in effect during the time it takes to the regulatory authority to issue new licensing, interconnection services, universal service and spectrum regulations (see New Regulations in Note 2.f to our Consolidated Financial Statements).

Decree No. 267/15 — Amendments to the “LAD”

On January 4, 2016, Decree No. 267/15 was issued, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, “ENACOM” was created as the regulatory authority applicable of these laws.

The main amendments to the LAD consist of:

•                  The incorporation of Broadcasting Services provided by subscription (physical or radioelectric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT Services license.

•                  Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, also states a 10 years extension from January 1, 2016, for the use of frequency spectrum to radioelectric link provided by subscription license holders.

•                  Decree No.267/15 replaced the LAD’s Section No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IPTV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, replaces Section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No.264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services.

•                  In addition, shareholders of a 10% or more interest in companies that provide public services may not be holders of a subscription radio record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including the Company) who will be only able to provide the service after the expiration of the period specified therein.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws LSCA and LAD The Commission is responsible for the study of the reform of both laws under the principles set out herein.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws LSCA and LAD.

Subsequently, through MIDMOD Resolution No. 490/2018, published in the Official Gazette on August 13, 2018, the deadline for the analysis and publication of the ICT Project Law was extended for 90 days.

Finally, the Secretariat of Modernization, which reports to the Chief of the Cabinet of Ministers, issued Resolution RESOL-2018-131-APN-SGM#JGM, whereby it provided for a 1-year extension, counted as from the date of publication, or 90 business days subsequent to the final enactment of the Bill for the Promotion of Deployment of Infrastructure and Competition of Information Technology and Communication Services (ITCS), whichever occurs first, for the review process conducted for the creation and publication of the final bill for the amendment, updating and unification of Laws Nos. 26,522 and 27,078, to be submitted to the National Executive Branch.

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

On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, it acquired the status of Law.

It should be noted that pursuant to Section 21 of Decree No. 267/15 and until the enactment of a law that will unify the fee regime provided under Laws LSCA and LAD, the physical link and radio-electric link subscription broadcasting services will continue to be subject only to the fee regime provided under LSCA. Therefore, they shall not be subject to the investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of LAD.

Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws LSCA and LAD. This Decree complements to DNU No. 267/15, which has the status of Law.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Among the most relevant provisions, it establishes:

•                  Fixing the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of LAD, for the protection of last-mile fixed of new generation networks for Broadband deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of LAD.

•                  That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum.

•                  That Operators included in section 94 of the LAD (among them, Telecom Argentina), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree also provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM (See Resolution E 5,641 E/ 2017 in Note 2.f) to our Consolidated Financial Statements).

•                  That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

•                  That for the purposes of the provisions of section 92 of LAD and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, Ministry of Communications shall ensure the following principles on interconnection matters:

a) until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the authority of application;

b) in accordance with section 46 of LAD, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months; and

c) the National Interconnection Regulation shall provide rules concerning the automatic national roaming service, forcing mobile services providers, for a maximum period of 3 years, to make such service available to other providers in areas where they do not have their own network coverage.

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

Decree No. 1,060/2017 - Development of mobile communication services networks

This Decree, published in the Official Gazette on December 21, 2017, provides for the facilitation of the development of mobile communication services networks, establishing, among other provisions, that the jurisdictions and agencies comprised in subsections a) and b) of Section 8 of Law No. 24,156 shall ensure TIC services, communication and independent operators of passive infrastructure multiple or shared access, for consideration, to passive infrastructures for the deployment of networks under neutral, unbiased, transparent, fair and non-discriminatory conditions, without the possibility of granting any exclusiveness or preference whatsoever, in fact or in law, provided that such access does not compromise the continuity and security of the services provided by its holder.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Decree also provides that:

1) The Ministry of Modernization:

a.              shall issue comprehensive general rules with supplementary regulations for infrastructure sharing;

b.            shall develop, within a term of 180 days, a multi-year spectrum plan in order to maximize and increase the radioelectric resources for the deployment of next-generation mobile networks and SCM in order to support traffic growth and improve service quality;

c.            shall issue supplementary or clarifying regulations relating to Section 29 of LAD, establishing efficient procedures and avoiding distortions in competition; and

d.              shall identify radioelectric spectrum frequency bands for the development of new services and wireless applications and issue regulations allowing for their shared and unauthorized use.

2) The frequencies that are allocated and authorized to SRCE may only be used to provide those services. The ENACOM may allocate frequencies to provide SCM and demand the return of the frequencies and migration of services pursuant to Section 28 and 30 of LAD, and its regulations, or, at the request of the interested party, apply Section 4, subsection b) of Decree No. 1,340 dated December 30, 2016, and its regulations, establishing an economic compensation in favor of the National Government.

3) SBT licensees may provide this service through the use of radioelectric spectrum frequencies using those allocated for the provision of 4G mobile services, notwithstanding the provision of fixed telephone service pursuant to Section 2, subsection a) of the PCS General Rules approved as an annex to Section 1 of Decree No. 266 dated March 10, 1998, through the execution of agreements with the licensees of those frequencies, which shall be reported to the ENACOM.

4) Delegate on the Ministry of Modernization the power to issue the penalty rules provided under Section 63 of LAD, which shall repeal the current rules approved under Decree No. 1,185 dated June 22, 1990, as amended and supplemented.

Universal Service Regulation

•                  Decree No. 764/00

With respect to Universal Service Regulation, Annex III of Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these accrued revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU Fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Additionally, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers must open an account at Banco de la Nación Argentina to deposit monthly the corresponding amounts. In August 2007, Resolution No. 2,713 of the former CNC was published, which provided details regarding the concepts that have been achieved and those that are deductible for the purpose of calculating the contribution obligation to the FFSU.

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

The Decree required telecommunications service providers to contribute 1% of their total revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

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

•                  Amendments of the LAD to the SU Regulation

The LAD introduced substantial modifications to the regulations of the SU issued by Decree No. 558/08. Among its provisions, the LAD provides for the creation of a new FFSU and that the investment contributions corresponding to the SU programs are managed through such fund, whose patrimony is the National State.

The licensees of ICT Services are obliged to make investment contributions to the SU Fund equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the regulatory authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

This law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the SU Fund of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the SU Fund created by the LAD in the conditions determined by the regulatory authority.

The SU Funds shall be applied by means of specific programs defined by the regulatory authority who may entrust the execution of these plans directly to the entities included in Section 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

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

As of the date of issuance of this Annual Report, the Company has not received any response to its filings.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

•       SU Fund in Telecom Argentina in relation to its original license for the provision of the SBT

Several years after the market’s liberalization and the effectiveness of the SU regulations subsequently replaced by Decree No. 558/08 and by the LAD, incumbent operators have not received any set-offs for providing services as required by the SU regime.

As of the date of issuance of this Annual Report and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, the Company has filed its monthly calculations since July 2007 which estimated a receivable of $3,998 million (unaudited) being both the programs and the valuation methodology that originates this receivable, pending approval by the Regulatory Authority. This receivable has not yet been recorded as of December 31, 2018 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust as to compensate the incumbent operators.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” — amounting to approximately $3,849 million since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

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

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $1,194 million and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of this Annual Report the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208 million. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution.

Although it cannot be assured that these issues will be favorably resolved at the administrative stage, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that it has strong legal and de facto arguments to support the position of Telecom Argentina.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•       SU Fund in Telecom Argentina in relation to the SCM originated in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 million into an account held under their name at the Banco de la Nación Argentina in January 2011.

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

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the SCM Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Section 3, of Resolution No. 80/07, or Section 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative action against SC Resolution No. 50/12 requesting its nullity. As of the date of issuance of this Annual Report, this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 million in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in their monthly affidavits.

It cannot be assured that this issue would be favorably resolved in the administrative stage, or, later at a judicial stage.

•       FFSU — SU Fund in Telecom Argentina in relation to the services originated in Cablevisión

Cablevisión was not able to meet its contribution obligations during the period in which its license was revoked, but made the corresponding payment as soon as the revocation was declared null and void, for which no amount is owed by it on such account.

The Regulatory Authority has yet to decide on the approval of the Project submitted by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to meet the contribution obligation to the SU for the amounts accrued between January 2001 and the effective date of Decree No. 558/08.

NEW GENERAL RULES

•                  New General Rules Governing ICT Services Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/2017, whereby it approved the new General Rules Governing ICT Services Licenses. This Resolution repealed the General Rules approved through Annex I of Decree No. 764/2000, as from the date it became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/2016 and No. 1,394/2016 (except for Section 12 of its Annex I, which will remain in effect). The Company has made presentations appealing to some aspects of this Resolution, appeal which, to date, is still pending resolution.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  New General Rules Governing ICT Services Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/2017, whereby it approved the new General Rules Governing ICT Services Customers. This Resolution became effective on March 5, 2018, repealing SC Resolutions No.490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, as applicable, until the enactment of the penalty regime provided under Section 63 of LAD. Such New General Rules repeal the current general rules governing mobile and basic telephony services customers, thus becoming the only general rules that govern ICT services customers, including Internet access services and subscription broadcasting services.

The Company has made a presentation to the Ministry of Modernization in relation to some disposals that affect their rights in the marketing of services under their responsibility (such as the 180-day period during which prepaid credit can be used, Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality).

MINMOD Resolution No. 363/2018, published in the Official Gazette on June 27, 2018, provided for amendments to the General Rules. Some of those amendments were related to the provisions challenged by Telecom in its filing. As of the date of this Annual Report, the appeal filed by the Company is pending resolution.

•                  Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. 203/2018, whereby it approved the new General Rules Governing Number Portability, including fix telephony services, and approves the schedule of implementation of such services. This Resolution repeals Resolutions N° SC 98/2010, SC 67/2011 y SC 21/2013 and Resolution MINCOM E 170/2017, and its supplementing regulations. Through Resolution No. 401/2018, published on July 11, 2018, the Ministry of Modernization decided to extend for ninety (90) business days the term for the implementation of “Stage 1” provided under the implementation schedule for fixed telephony service number portability. Said Resolution also provided that the ENACOM shall determine the way in which the Committee on Number Portability will be constituted and implemented.

Through Resolution No. 4,950/18 of August 14, 2018, the Board of the ENACOM decided to delegate to the owner of the first operational level of the National Directorate of Planning and Convergence of that Agency, the powers to: (i) approve the Processes and Technical and Operational Specifications of the Number Portability, (ii) approve the specification model for the selection of the Administrator of the Contract Database to be held between the Portable Service Providers and the Database Administrator and propose the modifications pertinent to the Committee on Number Portability, (iii) intervene with binding character in the procedure of contracting the Administrator of the Database.

This Resolution also provided that the Committee on Number Portability shall be composed of two representatives, a holder and an alternate, and approved the work schedule in order to carry out the correct implementation of the Number Portability.

•                  Regulations Regarding New Interconnections and Accesses

On May 18, 2018, the Resolution No. 286/18 of the Ministry of Modernization was published in the Official Gazette, approving the new interconnection and access regulations, effective as of July 3, 2018, repealing the one approved by Decree 764/00.

According to the new Regulation, the terms, conditions and prices of Interconnection and Access may be freely set by the parties. These agreements cannot be discriminatory or set technical conditions that prevent, delay or hinder interconnection. Notwithstanding the foregoing, within 60 working days from the effective date, ENACOM will set provisional interconnection charges, in accordance with the provisions of Decree 1,340/16.

In addition, ICT service providers will be obliged to provide interconnection at the request of another ICT service provider, under technical and economic conditions no less favorable than those granted to themselves or to third parties. Also, the same quality of services as the one provided must be guaranteed.

Transparency in compensation must be guaranteed and ICT Providers of Services must not pay for functions or services that they do not need for the provision of their services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Finally, the following are considered Essential Facilities: a) Origination or Local Termination; b) Co-location; c) Local Transit Service; d) Port; e) Signaling Function; f) Loop and Local Customer Sub-loop; g) the Transportation Service (LD), when there is no substitute offer for contracting; and h) any other function or network element that the authority determines as such, ex officio or at the request of a party. These facilities must be provided separately and respecting the charges that the authority establishes. For this purpose, ENACOM will establish reference values, which will function as maximum values, and lower values, which may be agreed between the parties.

From the entry into force of the regulation, on July 4, 2018, Telecom had a period of 90 business days to present the Reference Offer to ENACOM, presentation that was duly made.

On August 14, 2018, ENACOM issued Resolution No. 4,952/18, establishing a provisional charge equivalent to US$0.0108 per minute of communication, without considering the different taxes and charges that may be applicable for the origination services or local termination in the mobile communications service networks. Likewise, it is established that for the purposes of applying the fixed charge, the unit of measurement will be the second. Through Resolution No. 1,161/2018 dated November 27, 2018, the ENACOM set the same charge for SRCE network termination.

On November 27, 2018, Resolution No. 1,160/2018 was published in the Official Gazette, whereby the ENACOM set: (i) a provisional charge equivalent to forty-five ten-thousandths US dollars (US$ 0.0045) for local origination or termination services over fixed telephony service networks per minute of communication (ii) a provisional charge equivalent to ten ten-thousandths US dollars (US$ 0,0010) for local transit service per minute of communication (iii) a provisional charge equivalent to twenty-seven ten-thousandths US dollars (US$ 0,0027) for long distance transport service per minute of communication (iv) the second as the measuring unit for the purposes of applying the charges set under this Resolution.

Telecom filed an appeal with the ENACOM challenging those charges with the respective legal grounds to request the review of the above-mentioned Resolution by that agency.

As of the date of issuance of this Annual Report, such appeal is still pending resolution.

•                  Quality Rules for Information Technology and Communication Services.

Through Resolution No. 580/2018, published in the Official Gazette on September 6, 2018, the Ministry of Modernization approved the Quality Rules for Information Technology and Communication Services, which came into force on January 4, 2019.

This Resolution repeals Resolution No. 5/2013 issued by the former Argentine Secretariat of Communications and Resolution No. 3,797/2013 issued by the former CNC. In addition, the Ministry of Modernization ordered the ENACOM to issue the implementing regulations within a term of 90 calendar days, which as of the date of this Annual Report are still pending of resolution.

As of the date of this Annual Report, the Company is still analyzing the impact of the new rules on its operations.

•                  National Rules for Contingencies.

Through Resolution No. 51/2018, published in the Official Gazette on November 6, 2018, the Secretariat of Modernization approved the National Rules for Contingencies and ordered the ENACOM to issue the implementing procedures or Contingency Plan within a term of 90 calendar days as from its publication in the Official Gazette.

As of the date of this Annual Report, the ENACOM has not issued said procedures yet.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  Single Desk System.

Through Decree No. 997/2018, published on November 6, 2018, the Secretariat of Modernization established a single desk system for the installation of antenna support structures of any kind for rendering SCMA services in order to expedite the granting of authorizations and permits for the construction and installation of structures for the deployment of mobile services.

•                  Implementation of the Online Proceedings (TAD, for its Spanish acronym) Platform for notices issued by the ENACOM.

Through Resolution No. 4,703/2018, published on July 24, 2018, the ENACOM provided for the use of the TAD Platform for requests and notices. In view of the legal and operating implications of this implementation, on August 8, 2018, Telecom filed with the ENACOM an appeal against said resolution, which, to date, is still pending resolution.

CONSULTATION DOCUMENT UNDER THE PROCEDURE FOR THE “GENERAL RULES GOVERNING PUBLIC HEARINGS AND CONSULTATION DOCUMENTS FOR COMMUNICATIONS” AND THE “GENERAL RULES FOR THE PARTICIPATORY DEVELOPMENT OF RULES”

•                  Procedure for the Public Consultation on Allocation of Shared-Use Frequency Bands

Through Resolution No. 2/2018, the SETIC ordered the beginning of the procedure provided under Article 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, with respect to the document “Public Consultation on Allocation of Shared-Use Frequency Bands.”

Telecom submitted its opinions and observations about the Document under consultation on January 10, 2019.

•                  Public consultation procedure on Infrastructure Sharing

Through Resolution of the Secretariat of Information and Communication Technologies (“SETIC”) No. 18/2018 of August 24, 2018, it was declared the opening of the procedure provided for in Article 44 and following of the General Rules of Public Hearings and Consultation Documents for Communications, regarding the document “Public Consultation on Infrastructure Sharing”. On October 8, 2018, Telecom presented its opinions and observations on the document in consultation.

On January 29, 2019, Resolution-2019-3-APN-STIYC # JGM is published in the Official Gazette, which establishes the opening of the procedure settled in Article No. 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, “The Regulation of Infrastructure Sharing”. As of the date of issuance of these consolidated financial statements, the Company is analyzing the document in order to present pertinent opinions and observations.

As of the date of this Annual Report, the Company is analyzing the document in order to present the pertinent opinions and observations.

•                  Procedure for the Public Consultation on Update of the Main Signaling Plan.

Through Resolution No. 2/2018, the SETIC ordered the beginning of the procedure provided under Article 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, with respect to the document “Public Consultation on Update of the Main Signaling Plan.”

On January 10, 2019, Telecom submitted its opinions and observations about the Document under consultation.

•                  Procedure for Public Consultation on the Most Beneficial Conditions for Network Access and Use

Through Resolution No. 4/2018, published in the Official Gazette on December 18, 2018, the Secretariat of Modernization ordered the beginning of the procedure provided under Article 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, with respect to the document “Public Consultation on the Most Beneficial Conditions for Network Access and Use.”

The Company submitted its opinions and observations about the Document under consultation.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•                  Implementation of the Rules for the Registration of SCM Customers.

On December 2, 2016, the ENACOM published Resolution No. 8,507 - E/2016, whereby it approved the Rules for the Registration and Validation of the Identity of the Account Holder Users of Mobile Communication Services.

Through Resolution No. 466/2018, published in the Official Gazette on October 19, 2018, the ENACOM extended until October 31, 2018 the term for the registration and validation of all the preexisting prepaid customers.

The Company has conducted all the necessary actions and implementations required to fulfill the guidelines for the registration of its customers, as ordered by said regulations.

ENACOM Resolution No. 5,641-E/17

Through this Resolution, published on December 22, 2017, the ENACOM decided:

•                          To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have less than 80,000 inhabitants. To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of LAD to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have more than 80,000 inhabitants and where those services are rendered only by Cooperatives and Small-and-Medium Sized Companies.

•                          To provide that in all those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, whatever the size of their population, where the Subscription Broadcasting Service by means of physical or radio-electric link is rendered by, at least, a licensee that has more than 700,000 subscribers nationwide, the Licensees mentioned in Section 94 of LAD may start providing services as from January 1, 2018.

•                          The Licensees mentioned in Section 94 of LAD (among them, Telecom) that are authorized to provide Subscription Broadcasting Service by means of physical or radio-electric link may not make an integrated offering to provide said service with the rest of the services that they are currently providing in those locations until January 1, 2019.

•                          To provide that in those locations in Argentina where subscription broadcasting services by means of physical or radio-electric link are not provided, the Licensees mentioned in Section 94 of LAD may, as from January 1, 2018, request authorization to provide services in the respective coverage areas, subject to an evaluation by the ENACOM.

GRID OF SIGNALS OF physical and/or radioelectric link BROADCASTING SERVICES

The General Rules approved by Resolution ENACOM No. 1,394/16 order providers of both types of services (physical and radio-electric link) to guarantee their compliance with a programming grid in each Coverage Area.

Later, by means of Resolution No. 5,160/2017, the ENACOM provided that the inclusion of broadcast television signals within the coverage area by the holders of a physical or radioelectric link subscription television registry will be subject to the conditions agreed upon with the holder of the broadcast television service and its retransmission will be mandatory only if they are delivered by its holders free of charge. In addition, the Resolution sets forth that the retransmission of cable news signals will only be mandatory for 24-hour news signals provided that they broadcast live programming during 12 of those 24 hours.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

REGULATORY MATTERS IN URUGUAY

•                  Migration of services

Adesol S.A. is a subsidiary of the Company organized in the Oriental Republic of Uruguay, which is contractually related to Bersabel S.A. and Satelital Visión S.A., two licensees that provide subscription television services in such country and are subject to the control of the Communication Services Regulatory Unit (“URSEC”).

On January 11, 2018, Decree No. 387/017 dated December 28, 2017 was published in the Official Gazette. The Decree provides that all the subscription TV services provided through the Codified UHF system shall be migrated to the TDH Satellite system without it entailing any changes to the original authorizations to operate or in the rest of the conditions established in the respective licenses. Such authorizations shall not undergo any changes in the authorized service areas for 18 months.

On February 9, 2018, Bersabel S.A. and Visión Satelital S.A., two of the licensees contractually linked to Adesol who use UHF systems coded for the provision of their services, submitted to the URSEC the migration plan relating to their subscribers. In view of the foregoing, as well as the contractual relationship that binds Adesol to the provision of said services, the Company’s subsidiary is, at the closing date of this Annual Report, executing the technical plan for migration presented.

•                  Audiovisual Communications Law of Uruguay

On January 14, 2015, Law No. 19,307 was published in the Official Gazette of the Republic of Uruguay, which regulates the provision of radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of such law provides that the Executive Branch shall issue the implementing regulations for this law within a 120-day term as from the day following the publication of this law in the Official Gazette. As of the date of this Annual Report, only Decree No. 45/015 has been issued, and the implementing regulations for most of the sections of this law are still pending. Such Decree provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years.

Section 54 of the Audiovisual Communications Law sets forth that an individual or legal entity cannot be allocated the full or partial ownership of more than six authorizations or licenses to provide television services to subscribers in the national territory of the Oriental Republic of Uruguay, which limit is reduced to three if one of the authorizations or licenses includes the district of Montevideo. Section 189 of this law sets forth that should such limits be exceeded as of the coming into force of the Law, the owners of those audiovisual communication services shall have to transfer the necessary authorizations or licenses so as not to exceed such limits within a term of 4 years as from the coming into effect of the Audiovisual Communications Law.

The subsidiary Adesol is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and the eventual legal actions it may bring to safeguard its rights and those of its shareholders. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider if the decisions to be issued by the Supreme Court of Uruguay in those proceedings may be favorable to the position of Adesol in the future. As of April 7, 2016, 28 unconstitutionality claims had been brought against the above-mentioned law. As of the date of this Annual Report, the Supreme Court of Uruguay has issued 28 decisions, whereby it declared the unconstitutionality of Section 39 subsection 3, Section 55, Section 56 subsection 1, Section 60 paragraph C, Section 98 subsection 2, Section 117 subsection 2, Section 143 and Section 149 subsection 2 of Law No. 19,307. It should be noted that in some of these judgments the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

“ENACOM RESOLUTIONS NO. 840/18, NO. 1,196/18 AND NO. 4,353/18 — NEW REGIME FOR RADIOELECTRIC SPECTRUM FEES”

On February 27, 2018, Resolutions Nos. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In accordance with the provisions of Resolution 4,353/18, published in the Official Gazette on May 24, 2018, the new Regime for Radio-electric Rights and Tariffs will not have an impact until August 31, 2018. This Resolution suspends the effects of Resolutions No. 840/18 and No. 1,196/18, from its publication until August 31, 2018. During this period, the Radioelectric Rights corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) that are accrued will be paid in accordance with the regime prior to the one established by Resolutions No. 840/18 and No. 1,196/18. The affidavits corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA), which expire in the months of April and May 2018, that had not been prepared in accordance with the provisions of Resolution ENACOM No. 840/2018, must be submitted rectified and pay the resulting differences on October 10, 2018.

As of the date of issuance of this Annual Report Telecom has submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May), and has paid (under protest) the respective amounts. It also started to comply with, as from September 2018, the filing and payment (under protest) of the corresponding affidavits.

BUY ARGENTINE ACT

According to the provisions of Article 1 of Law No. 27,437, which is regulated by Decree No.800/2018 and Resolution No. 91/2018 of the Secretariat of Industry, Telecom Argentina - as a public fixed telephone service licensee - and their respective direct subcontractors, in the procurement of provisions and public works and services shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 15% when the offering of the good or services is carried out by companies qualified as Micro and SME, and 8% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include current import duties and taxes and all expenses required for its nationalization.

On the other hand, in the event of comparing prices between offers that are not of national origin, or if there are national offers, if they have been declared underestimated or ineligible, a margin of preference of one percent (1%) every 5 (five) percentage points of local integration on the gross value of production of the goods reached will be granted, up to a maximum margin of preference of eight percent (8%), according to the calculation criteria of Article 3 of Resolution No. 91/2018 of the Secretariat of Industry.

Article 5 of the mentioned law establishes that a good is of national origin when it has been produced or extracted in Argentina, provided that the cost of imported raw materials, inputs or imported materials does not exceed forty percent (40%) of its gross value of production.

The aforementioned law establishes that the contracting parties must announce the publication of the future contract whose amount is within the range of $1,300,000 and $5,000,000, which must be disseminated on the the National Contracting Office (“NCO”) website with an advance not less than 5 (five) business days from the deadline for receipt of bids for the contract and when the amount exceeds $5,000,000 they must be published in the Official Gazette and the NCO for a period of 2 business days with a minimum of 20 (twenty) days in advance of the deadline for receiving offers, computed from the day following the last publication (Article No. 19 of Decree No. 800/2018 and Article No. 10 of the Secretariat of Industry Resolution No. 91/2018), so as to provide all possible bidders timely access to information that enables them to participate in the mentioned tender.

Relating to services acquisitions, Law No. 18,875 applies, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

Additionally, Resolution No. 2,350/04 of the former CNC, approves the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act.

The regulatory body establishes economic, administrative and criminal sanctions for the alleged breach of the obligations of Buy Argentine Act.

It is worth mentioning that this Act provides to Telecom Argentina less operational flexibility related to, among other matters, authorizations management prior to acquisitions, investment of time in the assembly of the required presentations with respect to the obligation to inform the semiannual affidavits of compliance of the Buy Argentine Act and associated administrative expenses.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

LEGAL FRAMEWORK

Law No. 27,260 of Historical Reparation for Retirees and Pensioners “Reparación Histórica para Jubilados y Pensionados”

On July 22, 2016, Law No. 27,260 of Historical Reparation for Retirees and Pensioners, was published in the Official Gazette abolishing Law No. 27,181 on “Declaration of public interest of the protection of the social participations of the National State that make up the investment portfolio of the “Sustainability Guarantee Fund of the Argentine Pension Integrated System”. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1. Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

Decree No. 894/16: corporate, political, and economic rights in charge of the ANSES

On July 28, 2016, Decree No. 894/2016 was published in the Official Gazette, providing that in those corporations whose shares are part of the Sustainability Guarantee Fund of the Argentine Pension Integrated System’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

In addition, Decree No. 894/2016 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the GCL, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/2012 and No.196/2015 (the latter in connection with its delimitation of responsibility).

Modification of Income Tax on dividend payment

On December 27, 2017, the Argentine Congress approved a tax reform that came into force on December 29, 2017 as Law No. 27,430 (the “Tax Reform”), generally effective January 1, 2018. The reform is intended to eliminate certain inefficiencies in the Argentine tax regime, diminish tax evasion, broaden income taxes to cover more individuals and encourage investment, with the long-term goal of restoring fiscal balance. The reform is part of a larger program announced by current administration, intended to increase employment, make the Argentine economy more competitive (by reducing the fiscal deficit, for example) and sustainably diminish poverty.

The main aspects of the Tax Reform include: (i) capital gains realized by individuals that are Argentine tax residents on sales of real estate (subject to certain exceptions, including a primary residence exemption) acquired after the enactment of the bill will be subject to tax at the rate of 15%, calculated on the acquisition cost restated in terms of the current currency; (ii) income obtained from currently exempt bank deposits and sales of securities (including government securities) by individuals that are Argentine tax residents will be subject to tax at the rate of (a) 5% in the case of those denominated in pesos, subject to fixed interest rate and not indexed, and (b) 15% for those denominated in a foreign currency or indexed; income obtained from the sales of shares made on an Argentine stock exchange will remain exempt, subject to compliance with certain requirements; (iii) corporate income tax will initially decline to 30% in 2019 and 2020 and to 25% starting in 2021; (iv) social security contributions will be gradually increased to 19.5% starting in 2022, in lieu of the differential scales currently in effect; and (v) the percentage of tax debits and credits that can be credited towards income tax will be gradually increased over a five year period, from the current 17% for credits to 100% for credits and debits.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) on income accrued from January 1, 2018 and onwards.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

Activities relating to Iran

Telecom

During 2018 we had two activities relating to Iran: (i) our roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allows our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”) and (ii) our international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

On December 28, 2018, Telecom Argentina notified Mobile Company of Iran (MCI) the decision to terminate the IRA agreement signed by both parties related to Voice Roaming Service, in February 1, 2019. Notwithstanding the foregoing, and in order to properly document the termination of the roaming service, on February 1, 2019, a notarial certificate was issued stating the termination at a technical level of said service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

After the date of termination of the agreement, Telecom Argentina will issue and receive invoices for traffic consumptions up to that date.

i.                 Roaming agreements (mobile services)

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Argentina entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

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

In 2018, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•                  our total revenues under roaming agreements with MCI were approximately P$1.73 thousand.

•                  our total charges paid under roaming agreements with MCI were approximately P$13.09 thousand.

These revenues and charges are immaterial to our consolidated revenues and operating expenses. Because we do not separately allocate costs directly attributable to the service provision or other overhead costs to these transactions, the amount of our consolidated net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from the agreements.

Also, as of December 31, 2018, the amount for these concepts pending to pay were approximately P$4.8 thousand.

The purpose of our roaming agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining our roaming agreements.

ii.             Commercial Agreements with International Carriers (fixed services):

We maintain commercial agreements with international carriers from countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran. Telecom Argentina’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$1.8 thousand (P$2.2 thousand in current currency of December 31, 2018).

Regarding incoming traffic, Telecom Argentina S.A. charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic.

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

i.                 Roaming agreements (mobile services)

Operators of mobile telecommunications networks enter into roaming agreements with other operators of mobile telecommunications networks in the ordinary course of business. See “—Activities relating to Iran—Telecom” for a description of roaming agreements.

During 2018, we maintained roaming agreements with MTN Sudan and MTN Syria. This situation changed on December 28, 2018, when Telecom Argentina S.A notified MTN Sudan and MTN Syria the decision to terminate the IRA agreement signed by both parties related to Voice Roaming Service, in February 1, 2019. Notwithstanding the foregoing, and in order to properly document the termination of the roaming service, on February 1, 2019, a notarial certificate was issued stating the termination at a technical level of said service.

After the date of termination of the agreement, Telecom Argentina SA will issue and receive invoices for traffic consumptions up to that date.

As of December 31, 2018, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2018
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
	In thousands of P$
Syria	0.01	8.90	—	35.61
Sudan	—	4.40	—	1.50
Total	0.01	13.30	—	37.11
% of respective consolidated total amounts	(a)	(a)	—	(a)

(a)           Less than 0.001%.

ii.             Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

Regarding outgoing traffic, during 2018, Telecom has sent traffic to the Designated Countries mainly through Verizon Communications Inc. (United States), KPN (Holland) and Telecom Italia Sparkle S.p.A (Italy).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2018, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International Carriers (fixed services)	December 31, 2018
In thousands of P$
Syria	60.01
Total outbound costs	60.01
% of consolidated operating expenses	0.001%

Regarding incoming traffic, Telecom Argentina charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include those balances arising from traffic related with the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

CAPITAL EXPENDITURES

Property, Plant and Equipment “PP&E” and Intangible Assets amounted to P$ 210,346 million in the year ended December 31, 2018, P$ 50,336 million in the year ended December 31, 2017, and P$ 42,186 million in the year ended December 31, 2016.

The following financial information for the year ended December 31, 2018 reflects the effect of the Merger effective as of the Merger Effective Date (i.e., January 1, 2018). The Merger constituted a “reverse acquisition” under IFRS 3, pursuant to which Cablevision (the legal absorbed entity) was considered the accounting acquirer and Telecom (the surviving entity) was considered the accounting acquiree. Accordingly, the following information of Telecom for periods prior to the Merger Effective Date reflects the financial information of Cablevisión restated in terms of the current currency to take into account the effect of inflation in Argentina.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The following table sets forth our Capital Expenditures for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
		(P$ million)(1)
Land and buildings	426	227	10
Switching equipment	572	—	—
Mobile network access, external wiring & transmission	22,488	6,196	6,324
Computer equipment and software	5,178	574	436
Other	10,910	12,119	12,634
Subtotal tangible capital expenditures	39,574	19,116	19,404
Rights of use, exclusivity agreements & licenses	1,558	807	—
Subscribers acquisition costs	1,348	—	—
Other	—	—	24
Subtotal intangible capital expenditures	2,906	807	24
Total capital expenditures in PP&E and Intangible assets	42,480	19,923	19,428

(1)          The allocation of work in progress among items is estimated.

In addition, the following table shows capital expenditures for the years ended December 31, 2018, 2017 and 2016 broken down by Services rendered in Argentina and Other abroad:

	Year ended December 31,
	2018	2017	2016
		(P$ million)(1)
Services rendered in Argentina
Land and buildings	328	226	9
Switching equipment	330	—	—
Mobile network access, external wiring & transmission	21,568	6,094	6,210
Computer equipment and software	4,700	573	435
Other	9,892	11,989	12,442
Subtotal tangible capital expenditures	36,818	18,882	19,096
Rights of use, exclusivity agreements and licenses	714	807	—
Subscribers acquisition costs	1,259	—	—
Other	—	—	24
Subtotal intangible capital expenditures	1,973	807	24
Total Services rendered in Argentina capital expenditures	38,791	19,689	19,120

Other abroad
Land and buildings	98	1	1
Switching equipment	242	—	—
Mobile network access, external wiring & transmission	920	102	114
Computer equipment and software	478	1	1
Other	1,018	130	192
Subtotal tangible capital expenditures	2,756	234	308
Rights of use, exclusivity agreements and licenses	845	—	—
Subscribers acquisition costs	88	—	—
Subtotal intangible capital expenditures	933	—	—
Total Other abroad capital expenditures	3,689	234	308
Total capital expenditures	42,480	19,923	19,428

(1)          The allocation of work in progress among items is estimated.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We estimate that our capital expenditures will be approximately US$5,000 million and started in 2018, while for the year 2019 will be approximately US$1,090 million, 26% of consolidated revenues. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

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

	As of December 31, 2018
	Services rendered in Argentina	Other abroad	Total
		(P$ million)(1)
Land and buildings	21,074	230	21,304
Switching equipment	3,008	646	3,654
Mobile network access, external wiring & transmission	79,482	3,316	82,798
Computer equipment and software	10,199	1,061	11,260
Materials	11,191	693	11,884
Others	18,150	1,426	19,576
Total PP&E, net carrying value	143,104	7,372	150,476	(2)

(1)                                 The allocation of work in progress among items is estimated.

(2)                                  Net of valuation allowance for materials for P$ 359 million and impairment of PP&E for P$ 333 million.

All of the above-mentioned assets were used to provide service to our customers as described below.

	2018	2017	2016
		(thousands)
Fixed lines in service	3,544	12.7	7.7
Fixed Internet access lines	4,110	2,318	2,166
Personal mobile telephony services lines (*)	18,316	n/a	n/a
Iden telephony services lines	314.3	716.6	n/a

(*)           In 2018, includes 2,387 thousand Núcleo customers.

As of December 31, 2018, we have entered into purchase commitments relating to PP&E totaling P$9,926 million primarily for switching equipment, external wiring and network infrastructure. In general, the contracts are financed, directly or indirectly, by domestic and foreign vendors.

Our current major suppliers of PP&E are Huawei International Co. Limited, IBM Argentina S.R.L., Huawei Tech Investment Co. Ltd. Argentina, Arris Solutions Inc., Cisco Systems, and Nokia Solution and Networks Argentina.

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

Management Overview

We believe in the capacity of telecommunications to enhance the development of the country, boosting local economies through the access to high value-added communication and connectivity services. To this end, we continue to invest in the most modern mobile technology infrastructure, as well as in the deployment of a high speed fiber optic network to deliver the best contents to our customers.

In this new stage, Telecom focuses on several strategic pillars. One of them is the deployment of an infrastructure that will allow the Company to offer more services, with a fixed-mobile network with differentiating features, on a par with the largest companies in the world.  Another pillar is a deep in-house cultural transformation to support the goals of the convergent business and to strengthen the focus on the customer.

In this sense, during 2018, we prioritized the integration of the merged companies, focusing on the people, the organizational culture, the administrative processes, the technological tools and the key factors to achieve competitiveness and ensure the long-term sustainability of our businesses.

As of December 31, 2018, (i) Telecom’s telephony mobile business had approximately 18.3 million subscribers in Argentina (excluding our IDEN telephony subscribers) and approximately 2.4 million subscribers in Paraguay, (ii) Telecom’s broadband business reached approximately 4.1 million accesses, (iii) Telecom’s cable television business had approximately 3.5 million subscribers and (iv) Telecom had approximately 3.5 million fixed telephony lines in service, which are equivalent to 140 lines in service per employee. To promote the expansion of business, our capital expenditures amounted to P$42,480 million in 2018, equivalent to 25.3% of consolidated revenues. We believe that our investments and estimated capital expenditures for 2019 are clear evidence of our commitment to our customers.

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measure “adjusted EBITDA” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance as well as our projections of future performance (see the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”). Moreover, adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at consolidated levels.

Our financial statement data as of and for the years ended December 31, 2017 and 2016 are not comparable with our financial statement data as of and for the year ended December 31, 2018 because of the Merger, which was consummated on January 1, 2018. Effective as of the Merger Effective Date (i.e., January 1, 2018), Cablevisión merged into Telecom Argentina. We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3 to account for assets and liabilities of Telecom as of January 1, 2018. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the legal absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquiree.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Accordingly, the financial statements of Telecom for periods prior to the Merger Effective Date reflect the historical financial information of Cablevisión restated in terms of the current currency as of December 31, 2018. The information as of and for the year ended December 31, 2018 incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method to Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018. Such figures are presented in this Annual Report restated in terms of the current currency to take into account the effect of inflation in Argentina.

Consolidated revenues in 2018 were P$168,046 million compared to P$66,649 million in 2017 and P$60,405 million in 2016. The increase of P$101,397 million in 2018 (a 152% increase) was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger, as described in previous paragraphs. Revenues in 2018 were mainly driven by revenues from internet services, premium cable TV services and mobile services and fixed and data services.

In the year ended December 31, 2018, we reported net income of P$5,536 million, compared to net income of P$9,859 million for the year ended December 31, 2017, and net income of P$10,546 million for the year ended December 31, 2016. Net income attributable to Telecom Argentina decreased by P$4,437 million in 2018 as compared to 2017, reaching P$5,294 million and decreased by P$726 million in 2017 as compared to 2016, reaching P$9,731 million, from P$10,457 million reported in 2016.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2018, 2017 and 2016—Factors Affecting Results of Operations” and “—Trend Information” below.

For a detailed analysis of our results of operations for fiscal year 2018, see “—Years ended December 31, 2018, 2017 and 2016” below.

Economic and Political Developments in Argentina

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. Argentina experienced economic growth in the last decade, although the Argentine economy has been volatile since year 2011. For example, Argentina’s economy grew in 2017, but contracted in 2018. Uncertainty remains as to how several factors would impact the Argentine economy, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures and healthy trade and fiscal balances.

Inflation continued to be the main concern for the Argentine economy. Since January 2014, a new consumer price index started its publication. In 2014, the new national consumer price index (“IPCNu”) showed an increase of 23.9%. In addition, the INDEC estimates that the Argentine wholesale price index increased by 28.3% in 2014.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016. During this state of emergency, the INDEC has suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completes a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this Annual Report, INDEC had resumed publication of the aforementioned statistical data, although for some indicators, it has not yet disclosed or provided reestimated figures for certain time periods. Under these circumstances the INDEC has recommended the use of alternative indexes. However, the index used was the average variation of the Consumer Price Index of the city of Buenos Aires.

INDEC resumed publication of the wholesale price index for the entirety of 2016, which increased by 34.6% based on a year-to-year comparison. In turn, the publication of the CPI index for Buenos Aires City and Greater Buenos Aires Area was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months of January to April of 2016 are unavailable. Taking this into account, CPI index variation from May to December 2016 was 16.9%. Meanwhile, consumer price measures for Autonomous City of Buenos Aires and San Luis Province registered a 41.0% and 31.4% increase during 2016, respectively. Since July 2017, the INDEC has resumed the publication of a National CPI (“IPC Nacional”) on a monthly base regularly. The IPC Nacional index has registered an increase of 24.7% on a year-over-year comparison for 2017, and an increase of 47.6% for 2018.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For further detail regarding Argentine economic conditions see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins.”

During 2018, and after a positive first quarter, economic activity was affected by climate conditions resulting in a decrease of agricultural performance. Argentina also faced increased exchange rate volatility beginning during the second quarter and until the end of the third quarter, with a period of relative stabilization during the last quarter of the year. These factors contributed to a rapid retraction of the economic activity that endured from the second quarter to the remainder of the year. In general terms, most economic sectors were affected by the general macroeconomic context, registering an asymmetrical performance in their level of activity. With regard to the international context, we believe that global growth continues to be solid, although in certain advanced economies the expansion seems to have been less balanced and could register deceleration, and as a consequence the risks of a global economic slowdown have slightly increased. Specifically and considering our main trading partners, activity in Brazil continues within the path of growth registered during the previous year, but with a general increase of its output of a low magnitude, while in China the activity was stable and at levels similar to the previous year, with a sustained expansion rate.

In 2012, 2013 and 2014, the pace of peso devaluation accelerated in relation to previous years to 14.4%, 32.5% and 31.1%, respectively; and the official exchange rate ended the year at a P$8.55 per US$1.00. In December 2015, the current administration lifted many of the restrictions to access the FX Markets and the multiple exchange rate system was unified into a floating rate regime. As a consequence, a significant depreciation of the peso occurred, with the exchange rate at P$13.04 per US$ 1.00, an increase of 52.5% by the end of 2015. In addition, on April 21, 2016 the BCRA published Communication “A” 5955, whereby the limits for access to the MULC for payments of foreign accounts payable related to goods and services were eliminated, establishing that starting on the following day access to the market for such payments is unlimited, subject to compliance with the foreign exchange norms in force. In 2018, the Argentine peso experienced a rapid devaluation against foreign currencies, particularly the U.S. dollar. Between January 1 and December 31, 2018, the Argentine Peso slid from 18.65 to 37.70 Argentine Pesos per U.S. Dollar according to the U.S. dollar buying rate published by Banco de la Nación Argentina (Argentine National Bank), showing a devaluation of 102.2% vs. 2017, while on March 19, 2019, the exchange rate was P$40.50= US$1.00.

The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including ours. While our business continued growing in 2018, our operating results, financial condition and cash flows remain vulnerable to fluctuations in the Argentine economy. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

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

The most important accounting estimates, those which require a high degree of subjective assumptions and judgments, are the following:

Revenue recognition

Revenues are recognized to the extent that it is probable that economic benefits will flow to Telecom and their amount can be measured reliably. Revenues from transactions that include more than one performance obligation are recognized separately to the extent they have commercial substance on their own. Revenues are stated net of estimated discounts and returns.

Revenues from upfront connection fees for fixed, data and Internet services and installation (one-time income) non-refundable charges of cable services, that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship. Therefore, these revenues are influenced by the estimated expected term of customer relationships for indefinite period contracts.

Revenues are also subject to estimations of the traffic measures. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on the traffic and are accrued at the end of the month. In addition, revenues from unexpired prepaid recharges made by customers are recognized on the basis of the services used, at the contract price per service.

Finally, contractual assets recognized due to the adoption of IFRS 15 are influenced by the expected duration of the relationship of the customer. For more information See Note 3) to our Consolidated Financial Statements.

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

However, we recognized impairment loss of certain assets amounting to P$1,623 million in 2018. Impairment of 2018 is due to the impairment of Arnet trademark, which will be discontinued during 2019. See “ITEM 4—Information on the Company—Main Products” and Note 3 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For the years presented, considering the increase in values of finite and indefinite useful life of PP&E, Intangible assets and Goodwill, due to restatements in terms of the current currency, we estimate that there are indicators of impairment of assets that are subject to amortization. Therefore, the Company made an estimation of the value in use for both, PP&E and Intangible assets with finite and indefinite useful life, that is analyzed in “Intangible assets with indefinite useful life—PCS license, SRCE license, Brands and Goodwill” and determined no impairment.

Intangible assets with indefinite useful life—PCS license, SRCE license, Brands and Goodwill

We determined that the PCS license and the SRCE license, granted to Telecom met the definition of an indefinite-lived intangible asset for the years presented. Therefore, Telecom does not amortize the cost of these licenses. However, the Company tests them annually for impairment. Additionally the Company has to test for impairment the goodwill and brands that do not amortize. Additionally, as it is mentioned before, due to the inflation restatements in terms of the current currency recognized in the value of all PP&E and Intangible assets we need to test for impairment and, therefore, make an estimation of the value in use of all definite and indefinite useful lives of PP&E, Intangible assets and goodwill, and determine the existence or not of an impairment loss.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverability assessment requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant assumptions by Management about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc.

The Company’s net cash flows projection is denominated in Argentine Pesos, its functional currency. However, due to the fact that there is no prevailing long-term discount rate in pesos available in the market, we: (a) have converted such peso-denominated cash flows into U.S. dollars using future estimated exchange rates applicable to each period; and (b) have discounted these U.S. dollar-denominated cash flows at an annual U.S. dollar rate of approximately 9.66% in order to obtain the recoverable value of PP&E, Intangible assets and Goodwill.

Through this evaluation, it was determined that the carrying amount of PP&E, Intangible assets and goodwill did not exceed the respective recoverable amount of the assets.

Our judgments regarding future cash flows may change due to future market conditions, competition, business strategy, the evolution of technology, changes in regulations and other factors. These changes, if any, may require material adjustments to the carrying amount of all PP&E, Intangible assets and Goodwill.

Income Taxes and Recoverability assessment of deferred income tax assets and other tax receivables / Deferred income tax measurement

We are required to estimate our income taxes (current and deferred) in each of the companies of Telecom according to a reasonable interpretation of the tax law in effect in each jurisdiction where the companies operate. This process may involve complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized for all deductible temporary differences to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets requires estimating future taxable income based on the Company’s projections and takes into account conservative tax planning.

The recoverability assessment of the income tax receivable related to Telecom Argentina’s actions for recourse filed during 2016, 2017 and 2018 regarding the amounts determined in excess due to lack of application of the income tax inflation adjustment, is based on the existing legal jurisprudence on this matter and the estimated future behavior of the National Tax Authority and of the National court in their review of the actions filed by Telecom Argentina (see Note 15 to our Consolidated Financial Statements).

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

Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long-term receivables and payables. The estimated discount rate used to determine the discounted cash flow of long-term receivables was an annual rate range between 29-40% in pesos for 2018. The estimated discount rate used to determine the discounted cash flow of long-term receivables in U.S. dollars was an annual rate of 8.32% and 13% for years 2018 and 2017, respectively. The discount rate in Guaraníes for loans was 8.32% and 8.83% in 2018 and 2017, respectively and for accounts receivable was 9.0 and 9.8% in 2018 and 2017. The difference between the initial fair value and the nominal amount of receivables and payables is recognized as finance income or expense using the effective interest method over the relevant period.

Changes in these estimated discount rates could materially affect our financial position and results of operations.

Provisions

We are subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory, commercial and other matters. The factors taken into account for the calculation of the provisions for lawsuits and contingencies are based on the present value of the estimated costs arising from the lawsuits brought against us. In order to determine the proper level of provisions relating to these contingencies, we assess the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. We consult with internal and external legal counsel on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. Our determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in our method of resolving such matters, such as changes in settlement strategy, and, therefore, these changes may materially affect our financial position, cash flows and results of operations.

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the amount for which it could be purchased or sold between knowledgeable willing parties, in an arm’s length transaction. If there is a quoted market price available for an instrument in an active market the fair value is calculated based on that price. If there is no quoted market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments, or, otherwise, on the basis of valuation techniques regularly used in financial markets. We use our judgment to select a variety of methods and make assumptions on the basis of market conditions on the day we prepare our financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We base our estimates on the aging of our accounts receivable balances, the requests by customers to unsubscribe, our historical write-offs, public sector and corporate customer creditworthiness and changes in our customer payment terms and estimates regarding future performance, in accordance with the requirements of IFRS 9. If the financial condition of our customers were to deteriorate, the actual write-offs could be higher than expected.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Business combinations—purchase price allocation

Accounting for business combinations required the allocation of the consideration for the acquisition to the various assets and liabilities of the acquired business at their respective fair values. We use all available information to make these fair value determinations. In connection with the estimates related to the accounting effect of the business combination referred to in Note 4.a) to Telecom Argentina’s Consolidated Financial Statements, Telecom Argentina was required to identify the assets and liabilities of the acquiree and estimate their fair value as of the date of the business combination. With regard to those assets that are subject to amortization or depreciation, Telecom Argentina made an estimation of their useful lives.

Any change in the estimates made by Telecom Argentina may affect the valuation of the identified assets and liabilities, which in turn may impact our results of operations. For further information see Note 4.a) to Telecom Argentina’s Consolidated Financial Statements.

Years ended December 31, 2018, 2017 and 2016

For purposes of these sections, the fiscal years ended December 31, 2018, 2017 and 2016 are referred to as “2018,” “2017” and “2016,” respectively.

Our results of operations are determined in accordance with IFRS as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities that are distributed among the companies in the Group.

The main products and services are:

•               Fixed Telephony and Data Services: consist of local area, national long-distance and international communications, supplementary services (including call waiting, itemized invoicing, voicemail, etc.), interconnection with other operators, data transmission (including private networks, point-to-point traffic, radio and TV signal transportation),  and sales of equipment.

•                  Internet services: consist of data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet services (mainly high-speed subscriptions - broadband) provided to residential and corporate customers.

•                  Mobile Telephony Services: Mobile Telephony Services offerings include voice communications, high-speed mobile Internet content and applications download, MMS, SMS, among others; and sale of mobile communication devices (handsets, modems mifi and wingles). The services are supported by a mobile network that relies on different technologies (2G/3G/4G).

•                Cable Television services: the services offered include access to the grid of corresponding channels according to each product and location, in analogue or digital form, HD content and the ability to pause all live programs, record contents in the cloud to be able to watch them at any time from any device and watch programs that have already been broadcasted. Additionally, the possibility of hiring “Premium” services to access contents of HBO, Fox Premium, Adults and Argentine Football is offered; as well as the possibility of acquiring movies or other content per day (ON DEMAND/PPV).

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

The Argentine Economy

Substantially all of our assets and operations and our customers are located in Argentina.  Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic and political conditions prevailing from time to time in Argentina.  For more information on these macroeconomic and political conditions, see “Risk Factors—Risks Relating to Argentina.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Source and Mix of Revenues and Costs

Our broadband service subscribers amounted to 4,110,278 as of December 31, 2018. In 2018 our subscriber base increased by 77%, as compared to December 31, 2017. Other sources of revenue included premium cable services, installation charges, charges for additional outlets, additional packages, DVR and the selling of our magazine, “Miradas.” Our revenue from subscriptions was primarily a function of the number of subscribers served by our networks during the relevant period. Cable and broadband subscribers were added through the expansion of our network and marketing of our services to homes passed by our networks.

We principally generate our revenues in the cable and broadband industries through monthly fees charged to our subscribers that are payable in Pesos.  We generally seek to increase our revenues through the growth of our customer base and through the introduction of value-added services and products aimed at different customer needs. Further, we expect to increase our revenue through new product launches and the expansion of our broadband customer base.  Our results of operations in the cable and broadband industries are therefore dependent on our customer base and the number of services that each customer uses. Overall revenue and costs are also affected by the mix of services we provide, with broadband generally being associated with higher margins relatively to cable television. In 2016 and 2017, 61% and 60% of our revenues, respectively, were generated by our cable services (pay TV services excluding sales for premium content, high definition digital services and video on demand packages) while 23% and 29%, respectively, were generated by our broadband services.

As from the Merger, we have added Telecom’s businesses in fixed telephony, mobile services and data services to our existing operations. The Merger has substantially changed our sources and mix of revenues. During the year ended December 31, 2018, we generated revenues of Ps. 57,776 million from our mobile services, Ps. 37,742 million from our internet services, Ps. 36,067 million from our cable TV services and Ps. 23,149 million from our fixed telephony and data services.

Our cost of services provided, selling expenses and administrative expenses in the cable and broadband industries consist primarily of (i) programming and content costs; (ii) employee benefit expenses and severance payments; (iii) depreciation, amortization and impairment of PP&E; and (iv) taxes and fees with the regulatory authority.  Between 2015 and 2017, more than 90% of our total operating costs were Peso-denominated. The portion of operating costs that are U.S. Dollar-denominated is mainly comprised of data transfer costs and maintenance of property, plant and equipment and network expenses, among others.

As from the Merger, we incorporated into our consolidated costs the costs, selling expenses and administrative expenses of Telecom’ activities in the mobile, broadband and fixed telephony and data services industries. The Merger has substantially changed our breakdown of costs.

Effect of Inflation

Our Consolidated Financial Statements and the financial information included elsewhere in this Annual Report have been restated for all the periods reported based on certain price indexes to take into account the effect of inflation in Argentina. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine pesos as of December 31, 2018. The conclusions drawn by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (Argentine Federation of Professional Councils in Economic Sciences) and some international audit firms were taken into account by management in performing the analysis under IAS 29. An economy is “hyperinflationary”, in accordance to the provisions of IAS 29, when it has a cumulative inflation rate over three years that approaches, or exceeds, 100%, also taking into consideration other qualitative factors related to the macroeconomic environment. In analyzing the provisions of IAS 29, management uses the inflation rate stated in the official statistics published by the INDEC, similar to the criterion adopted by accounting professionals in Argentina.

We restated all the non-monetary items in order to reflect the impact of inflation. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets (including goodwill), Inventories, certain Investments in subsidiaries and the Equity items. Each item was restated since the date of the initial recognition in the Company’s Equity or since the last revaluation.

The financial information issued for comparative purposes must also be presented in the current currency of December 31, 2018 and will be restated using the annual index of the current year.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as Property, Plant and Equipment, Intangible Assets (including Goodwill) with an impact on deferred taxes and an increase in the Company’s equity, including shareholders contributions.

For further information, see Note 1.e) to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. Dollar

The peso has been subject to significant devaluations in the past and may be subject to fluctuation in the future. In recent years, there was a significant devaluation which amounted to approximately 102.2% 2018, 17.4% in 2017, 21.9% in 2016 and 52.5% in 2015. The majority of our revenues are in pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the peso and the U.S. dollar and other currencies. In addition, any devaluation of the peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs. Any significant devaluation of the Peso, such as the devaluation in December 2015, and May and June 2018 results in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Exchange Rate Information” and “Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfer funds abroad.”

Acquisition and Internal Growth

We have focused on increasing our broadband internet penetration by providing and offering bandwidth connectivity to our existing cable television subscribers , telephony customers and to new customers.  We have also grown our broadband subscriber base by emphasizing our bandwidth capabilities and expanding the products and services that we offer with a focus on launching products and services with faster speed options tailored to our customers’ evolving needs. The diversification of our product mix to increase our broadband offerings, coupled with an increase in the portion of total revenues represented by broadband services have, in turn, resulted in an increased ARPU.

Total monthly ARPU for mobile telephony services in Argentina was Ps. 213.9 for December 31, 2018. Total monthly ARPU for broadband services was Ps. 762.0 for December 31, 2018 as compared to Ps. 890.1 during the same period in 2017. Total monthly ARPU for our cable television services was Ps. 854.3 for December 31, 2018 as compared to Ps. 835.4 during the same period in 2017. The increase in ARPU for each of the services described above are attributable to the impact of the increase on prices for these services.

Total monthly ARBU in our fixed telephony services was Ps. 270.8 for December 31, 2018 as compared to Ps. 23.7 during the same period in 2017. The increase in total ARBU between 2017 and 2018 was mainly due to the Merger.

For the calculation of ARPU and ARBU, see footnote 5) of the Other Financial Data table in Item 3.

Price of services

The LAD established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the ENACOM (also, the “Regulatory Authority”) is entitled to observe the prices set by us if it understands that they do not comply with the provisions of Article 48 of the LAD. If prices are observed as imposing restrictions on our prices our operating margins may be negatively affected. Before the LAD came into force, the service prices that Telecom charged in its fixed telephony service (including both monthly charges and measured service charges), installation charges, public telephone charges and charges for Internet dial-up traffic (“Regulated Services”) were subject to regulation.

The impact of the service price adjustments on our results of operations is particularly relevant as a result of inflationary pressures on our costs structure.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Competition

The fixed and mobile telephony, cable television and broadband businesses in Argentina are competitive. With respect to fixed and mobile telephony services, significant resources will need to be devoted for the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services. With respect to cable television services, we compete with other cable television operators that have built networks in the areas in which we operate, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of basic telephone services and cooperative entities providing utility services, as well as with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks and one state-owned national public television network. With respect to broadband services, certain competitors have well-established name recognition, larger customer bases, and significant financial, technical and marketing resources. For more information, see “Item 3. Key Information—Risk Factors— We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and broadband businesses.”

Technology Developments and Capital Expenditures

Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the telephony as well as cable television services businesses at present is being affected by the expansion of broadband for individuals and corporations and our continuous updating of commercial and support systems. The increase in broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the bundling of services.

In Internet services, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide subscribers with new and better services, Telecom must enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, Telecom is developing a LTE infrastructure expeditiously, in response to regulatory requirements (obligations arising from the acquisition of the 4G spectrum) and the mobile market development.

In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Business—Capital Expenditures.”

Tax pressures and litigation

Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and are generally contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that current laws and regulations applicable to the economy generally or specifically to the telecommunications industry will not change, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A) Consolidated Results of Operations

The following financial information for the year ended December 31, 2018 reflects the effect of the Merger effective as of the Merger effective as of the Merger Effective Date (i.e., January 1, 2018), and the result of the operations from that date of the merged entities carried out by Telecom Argentina as successor since the merger. The Merger constituted a “reverse acquisition” under IFRS 3, pursuant to which Cablevision (the legal absorbed entity) was considered the accounting acquirer and Telecom (the surviving entity) was considered the accounting acquiree. Accordingly, the financial statements of Telecom for periods prior to the Merger Effective Date reflects the financial information of Cablevisión restated in terms of the current currency of Dedecmber 31, 2018 to take into account the effect of inflation in Argentina. Additional information concerning the presentation of the financial information, accounting treatment and other information required by IFRS 3 related to the merger is provided in Notes 1.c) and 4.a) to our consolidated financial statements, and we recommend that you read it in conjunction with this Annual Report.

Consequently, for the purposes of preparing this Annual Report: i) the figures disclosed on a comparative basis as of and for the years ended December 31, 2017 and December 31, 2016 arise from the consolidated financial statements of Telecom as of and for the years ended on such dates, as restated in terms of the current currency to take into account the effect of inflation in Argentina; and ii) the information as of and for the year ended December 31, 2018 incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method concerning Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018 restated in terms of the current currency as of December 31, 2018.

Likewise, the results of the consolidated operations were restated in terms of the current currency of December 31, 2018 to take into account the effect of inflation in Argentina in accordance to the requirements of IAS 29.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of current currency as of December 31, 2018. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets (including goodwill), Inventories, certain Investments in subsidiaries and the Equity items. Each item must be restated since the date of the initial recognition in the Company’s Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2018.

Before applying the restatement, the Income Statement generally reported costs current at the time at which the underlying transactions or events occurred. Therefore, those items were restated in terms of current currency as of December 31, 2018. To this end, the Company applied the change in a general price index.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results to our Consolidated Financial Statements, amounting to P$13,403 million, P$1,907 million and P$5,547 million as of December 31, 2018, 2017 and 2016, respectively.

The items of the Consolidated Statement of Cash Flows must also be restated in terms of current currency of December 31, 2018. The gain arising from the restatement has an impact on the Consolidated Income Statement and must be eliminated from the Statement of Cash Flows because it is a non-monetary item.

In relation to the general price index, according to Resolution No. 539/18, it is to be determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires, due to the fact that during those two months there were no IWPI measurements at national level. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The tables below show the evolution of these indexes in the last three years and as of December 31, 2018 according to official statistics (INDEC) following the guidelines described in Resolution No. 539/18:

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018

Variation in Prices
Annual / Period	23.9%	17.2%	34.6%	24.7%	47.6%
Accumulated 3 years	52.4%	72.5%	102.2%	96.6%	147.8%

For further information see Note 1.e) to our Consolidated Financial Statements and see “Item 3 — Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins” to see the impacts of inflation.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In the year ended December 31, 2018, we reported net income of P$5,536 million, compared to net income of P$9,859 million for the year ended December 31, 2017, and net income of P$10,546 million for the year ended December 31, 2016. Net income attributable to Telecom Argentina decreased by P$4,437 million in 2018 as compared to 2017, reaching P$5,294 million and decreased by P$726 million in 2017 as compared to 2016, reaching P$9,731 million, from P$10,457 million reported in 2016.

Consolidated revenues in 2018 were P$168,046 million compared to P$66,649 million in 2017 and P$60,405 million in 2016. The increase of P$101,397 million in 2018 (a 152% increase) was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger, as described in previous paragraphs. Revenues in 2018 were mainly generated by revenues from internet services, premium cable TV services and mobile services, while in 2017, revenues were mainly generated by revenues from internet services and premium cable TV services, and to a lesser extent to mobile services.

In 2018, operating costs (including depreciation and amortization and disposals and impairment of PP&E) totaled P$146,789 million, representing an increase of P$94,449 million, or 180% as compared to 2017. In 2017, operating costs (including depreciation and amortization and disposals and impairment of PP&E) totaled P$52,340 million, representing an increase of P$4,251 million, or 9% as compared to 2016. The increase in costs in 2018 is mainly a consequence of the combination of Telecom and Cablevision’s operations following the Merger, as described in previous paragraphs, partially offset by a decrease in Cablevisión operating costs when restated for inflation as of December 31, 2018 vs. 2017.

Telecom carries out its activities in Argentina and abroad (Paraguay, the United States and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad, taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments” according to the requirements of the IFRS 8.

However, since operations abroad are not material, the explanations set below are mainly based on financial information of operations in Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2018 Compared to 2017

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%			(P$ million)
Revenues	168,046	66,649	152	101,397
Operating costs (without depreciation, amortization and Impairment of PP&E and intangible assets)	(111,678)	(42,536)	163	(69,142)
Adjusted EBITDA(1)	56,368	24,113	134	32,255
Depreciation, amortization and Impairment of PP&E and intangible assets	(35,111)	(9,804)	258	(25,307)
Operating income	21,257	14,309	49	6,948
Earnings from associates	236	353	(33)	(117)
Debt financial expenses	(33,972)	(217)	n/a	(33,755)
Other financial results, net	15,177	930	n/a	14,247
Income tax benefit (expense)	2,838	(5,516)	n/a	8,354
Net income	5,536	9,859	(44)	(4,323)

Net income attributable to:
Telecom Argentina (Controlling Company)	5,294	9,731	(46)	(4,437)
Non-controlling interest	242	128	89	114

(1)               Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Revenues

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%			(P$ million)
Mobile Services	57,776	4,274	1,252	53,502
Internet Services	37,742	19,354	95	18,388
Cable Television Services	36,067	39,914	(10)	(3,847)
Fixed and Data Services	23,149	1,897	1,120	21,252
Other services revenues	478	835	(43)	(357)
Service Revenues	155,212	66,274	134	88,938
Equipment revenues	12,834	375	3,322	12,459
Revenues	168,046	66,649	152	101,397

During 2018, total consolidated revenues increased by 152% to P$168,046 million from P$66,649 million in 2017, mainly driven by revenues from internet services, premium cable TV services and mobile services. The increase in 2018 is mainly a consequence of the combination of Telecom and Cablevision’s operations following the Merger.

Consolidated revenues includes approximately P$30,886 million and P$25,712 million corresponding to the restatement of revenues in terms of current currency of December 31, 2018 and 2017; respectively.

Consolidated revenues were mainly fueled by services revenues.

Services revenues amounted to P$155,212 million, increasing 134% from P$66,274 million in 2017 and represented 92.4% of consolidated revenues. Equipment revenues amounted to P$12,834 million from P$375 million in 2017, and represented 7.6% of consolidated revenues.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Consolidated revenues for 2018 and 2017 are comprised as follows:

Mobile Services

During 2018, Mobile services revenues amounted to P$57,776 million (+P$53,502 million or +1,252% vs. 2017), and our mobile services revenues was the principal contributor to our total services revenues as of December 31, 2018 (37% of services consolidated revenues in 2018 vs. 6% in 2017). The increase in 2018 is mainly a consequence of the combination of Telecom and Cablevision’s operations following the Merger and due to the incorporation of revenues generated from Personal mobile services in Argentina.

Most of the Company’s customers in Argentina use the mobile services provided under the Personal trademark. The main ratios related to the services provided to these customers were:

•                  Personal reached 18 million subscribers in Argentina, approximately 61% of the total of customers consist of prepaid customers, and 39% consist of postpaid customers.

•                  The churn rate per month amounted to 2.7% in 2018 (vs. 2.8% in 2017).

•                ARPU amounted to P$213.9 per month in 2018 (ARPU is a non-GAAP measure; see the purpose of use of ARPU and Reconciliation of Revenue for the calculation of ARPU below).

•                  Mobile services revenues in Argentina amounted to P$51,089 million were mainly generated by the increase in monthly fees charged from “Abono fijo” customers and the increase in the recharges in the prepaid subscriber base.

Mobile services revenues generated in Paraguay amounted to P$6,687 million. The main ratios related to the mobile services in Paraguay were:

•                  Núcleo’s subscriber base reached 2 million customers, approximately 83% of the total of customers consist of prepaid customers, and 17% consist of postpaid customers.

•                  The churn rate per month amounted to 3.0% in 2018 (vs. 2.7% in 2017).

•                  The monthly ARPU amounted to P$206.3 per month in 2018.

An amount of P$10,866 million and P$1,503 million related to the effect of inflation adjustment under IAS29 is included in mobile services revenues as of December 31, 2018 and 2017, respectively.

An important monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues - excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Personal services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2018:

Year Ended December 31, 2018
(P$ million)
Total service revenues	49,011
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(1,098)
Adjusted total service revenues included in the ARPU calculation	47,913
Average number of subscribers during the year (thousands)	18,665

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to P$37,742 million in 2018 (equivalent to 22% of total consolidated revenues), increasing P$18,388 million  or +95% in relation to revenues as of December 31, 2017 and were driven mainly by the increase in the average plans prices, partially offset by a decrease in Cablevisión revenues derived from the effect of inflation adjustment under IAS29 as of December 31, 2018 vs. 2017. The broadband ARPU amounted to P$762.0 per month in 2018 (-14.4% vs. 2017) this amount is restated for inflation under IAS29.

An amount of P$6,872 million and P$7,447 million  related to the effect of inflation adjustment under IAS29 is included in internet services revenues as of December 31, 2018 and 2017, respectively.

An important monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2018:

Year Ended December 31, 2018
(P$ million)

Total service revenues	37,742
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(386)
Adjusted total service revenues included in the ARPU calculation	37,356
Average number of subscribers during the year (thousands)	4,085

Cable Television Services

Cable TV service revenues amounted to P$36,067 million (equivalent to 21% of total consolidated revenues), decreasing P$3,847 million or 10% in relation to revenues as of December 31, 2017. The decrease is due to the effect of inflation adjustment under IAS29 as of December 31, 2018 and 2017, partially offset by increases in sales by increase in the number of customers of premium cable television services and increases in prices. The ARPU amounted to $854.3 pesos per month in 2018, increasing 2.3% in relation to 2017, determined in amounts adjusted in terms of the current currency. The monthly average churn during 2018 amounted to 1.45%, in relation to 1.38%, as of December 2017.

An amount of P$6,677 million and P$15,436 million related to the effect of inflation adjustment under IAS29 is included in  cable television services revenues as of December 31, 2018 and 2017, respectively.

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding conection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2018:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Year Ended December 31, 2018
(P$ million)

Total service revenues	36,067
Components of service revenues not included in the ARPU calculation: Connection, administrative fees, advertising and others	(248)
Adjusted total service revenues included in the ARPU calculation	35,819
Average number of subscribers during the year (thousands)	3,494

Fixed Telephony and Data Services

Telephony revenues generated by fixed telephony and data services amounted to P$23,149 million (equivalent to 14% of total consolidated revenues) increasing P$21,252 million or +1,120% in 2018 in relation to revenues as of December 31, 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. The increase is also due to the increase in monthly fees charged from both corporate and residential fixed telephony customers, and in greater sales of product packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (“ARBU”) of fixed telephony services amounts to P$270.8 in 2018 (Telecom’s ARBU).

Data revenues increased in the context of the Company’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government customers. The increase was primarily due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

An amount of P$4,050 million and P$742 million related to the effect of inflation adjustment under IAS29 is included in fixed telephony and data services revenues as of December 31, 2018 and 2017, respectively.

Equipment

Equipment revenues increased P$12,459 million to P$12,834 million as compared to P$375 million as of December 31, 2017.The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger.

An amount of P$2,372 million and P$259 million related to the effect of inflation adjustment under IAS9 is included in equipment revenues as of December 31, 2018 and 2017, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Operating costs (without depreciation, amortization and Impairment of PP&E and intangible assets)

Total operating costs (without depreciation and amortization and impairment of PP&E and intangible assets) increased by P$69,142 million totaling P$111,678 million in 2018, representing a 163% increase as compared to 2017. The increase was driven by the combination of Telecom and Cablevision’s operations following the Merger. The increase was mainly driven by employee benefit expenses and severance payments (which together totaled P$30,048 million); fees for services, maintenance, materials and supplies (which totaled P$16,261 million); taxes and fees with the Regulatory Authority (which totaled P$13,609 million); programming and content costs (which totaled P$12,156 million); and commissions and advertising (which totaled P$11,210 million).

Operating costs (without depreciation and amortization and impairment of PP&E and intangible assets) include approximately P$20,892 million and P$16,750 million related to the effect of inflation adjustment under IAS29 of our financial information as of December 31, 2018 and 2017, respectively.

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	30,048	11,665	158	18,383
Interconnection and transmission costs	5,525	1,311	321	4,214
Fees for services, maintenance, materials and supplies	16,261	7,254	124	9,007
Taxes and fees with the Regulatory Authority	13,609	4,859	180	8,750
Commissions and advertising	11,210	3,691	204	7,519
Cost of equipment and handsets	9,667	493	1,861	9,174
Programming and content costs	12,156	9,116	33	3,040
Bad debt expenses	3,527	901	291	2,626
Other operating income and expenses	9,675	3,246	198	6,429
Total operating costs (without depreciation, amortization and Impairment of PP&E and intangible assets)	111,678	42,536	163	69,142

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$18,383 million amounting to P$30,048 million as of December 31, 2018 as compared to P$11,665 million as of December 31, 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger (see “Item 6—Directors, Senior Management and Employees—“Employees and Labor Relations”) partially offset by the inflationary effect of restatement of Cablevisión figures. The headcount amounted to 25,343 employees at the end of 2018 compared to 11,384 at the end of 2017.

An amount of P$5,401 million and P$4,478 million related to the effect of inflation adjustment under IAS29 is included in Employee benefit expenses and severance payments as of December 31, 2018 and 2017, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) increased P$4,214 million amounting to P$5,525 million as compared to P$1,311 million as of December 31, 2018 and 2017, respectively. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger.

An amount of P$975 million and P$497 million related to the effect of inflation adjustment under IAS29 is included in Interconnection and transmission costs as of December 31, 2018 and 2017, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies increased P$9,007 million or 124% to P$16,261 million as of December 31, 2018 from P$7,254 million as of December 31, 2017.The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. There have been increases in fees for services, related to call centers and to higher professional fees driven by a higher level of activity and new projects and services linked to operational management in general. There were also higher technical, hardware and software maintenance costs due to the increase in prices, fluctuation of the exchange rate P$/US$ and the higher level of activity, partially offset by the inflationary effect of restatement of Cablevisión figures.

An amount of P$3,147 million  and P$3,188 million related to the effect of inflation adjustment under IAS29 is included in Fees for services, maintenance, materials and supplies as of December 31, 2018 and 2017, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, increased P$8,750 million as of December 31, 2018, or 180%, amounting to P$13,609 million as of December 31, 2017. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger. The increase is also due to the increase in sales, at nominal value, partially offset by the inflationary effect of restatement of Cablevisión figures.

An amount of P$2,482 million and P$1,875 million related to the effect of inflation adjustment under IAS29 is included in Taxes and fees with the Regulatory Authority as of December 31, 2018 and 2017, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, prepaid card commissions and others) and advertising increased P$7,519 million or 204%, amounting to P$11,210 million as of December 31, 2018, as compare to P$3,691 million as of December 31, 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. Telecom paid higher commissions to commercial channels and collections fees. The increase is partially offset by the inflationary effect of restatement of Cablevisión figures.

An amount of P$1,987 million and P$1,428 million related to the effect of inflation adjustment under IAS29 is included in Commissions and advertising as of December 31, 2018 and 2017, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold increased P$9,174 million to P$9,667 million as of December 31, 2018 from P$493 million as of December 31, 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. The amount of 2018, mainly amounted to cost of mobile handsets sold in Argentina.

An amount of P$2,409 million and P$197 million related to the effect of inflation adjustment under IAS29 is included in Cost of equipment and handsets as of December 31, 2018 and 2017, respectively.

Programming and content costs

Programming and content costs increased P$3,040 million to P$12,156 million as of December 31, 2018 from P$9,116 million as of December 31, 2017.The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger. Also, the increase is explained by the incorporation of the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association and to price increases and fluctuations of the P$/US$ exchange rate, partially offset by the effect of inflation adjustment under IAS29 of Cablevisión figures.

An amount of P$2,211 million and P$3,501 million related to the effect of inflation adjustment under IAS29 is included in Programming and content costs as of December 31, 2018 and 2017, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Bad debt expenses

Bad debt expenses increased P$2,626 million amounting to P$3,527 million as of December 31, 2018, representing approximately 2.1% and 1.4% of the consolidated revenues in 2018 and 2017, respectively. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger. The increase includes the impact of P$367 million generated by the application of IFRS 9 since January 1,  2018.

An amount of P$620 million and P$344 million related to the effect of inflation adjustment under IAS29 is included in Bad debt expenses as of December 31, 2018 and 2017, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company´s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings from associates, depreciation, amortization and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%
Net income	5,536	9,859	(44)	(4,323)
Income tax benefit (expense)	2,838	(5,516)	n/a	8,354
Other financial results, net	15,177	930	n/a	14,247
Debt financial expenses	(33,972)	(217)	n/a	(33,755)
Earnings from associates	236	353	(33)	(117)
Operating income	21,257	14,309	49	6,948
Depreciation, amortization and Impairment of PP&E and intangible assets	(35,111)	(9,804)	258	(25,307)
Adjusted EBITDA	56,368	24,113	134	32,255

Our consolidated Adjusted EBITDA was P$56,368 million in 2018, (representing an increase of P$32,255 million or 134% from P$24,113 million in 2017). It represented 33.5% and 36.2% of our total consolidated revenues in 2018 and 2017, respectively. The increase can be largely attributed to the incorporation of Telecom’s revenues and operating costs in 2018.

Depreciation, Amortization and Impairment of PP&E and intangible assets

Depreciation, amortization and impairment of PP&E and intangible assets increased P$25,307 million to P$35,111 million as of December 31, 2018 from P$9,804 million as of December 31, 2017.The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. The charges for depreciation of PP&E and amortization of intangible assets amount to P$33,021 million and P$9,804 million, as of December 31, 2018 and 2017, respectively.

An amount of P$12,942 million and P$5,818 million related to the effect of inflation adjustment under IAS 29 is included in depreciation, amortization and impairment of PP&E and intangible assets, as of December 31, 2018 and 2017; respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Operating income

During 2018, consolidated operating income was P$21,257 million, representing an increase of P$6,948 million or 49% from 2017. Operating income represented 12,6% and 21,5% of consolidated revenues in 2018 and 2017, respectively.

	Years Ended December 31,		% of Change
	2018	2017	2018-2017
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	56,368	24,113	134
As % of revenues	34	36
Depreciation, amortization and Impairment of PP&E	(35,111)	(9,804)	258
As % of revenues	(21)	(15)
Operating income	21,257	14,309	49
As % of revenues	13	21

(1)           Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results, net

Financial results, net resulted in a net loss of P$18,795 million, representing a higher loss of P$19,508 million from a gain of P$713 million as of December 31, 2017. The increase was mainly driven by the combination of Telecom and Cablevisión’s operations following the Merger. The variation in Financial Results, is also due to higher foreign currency exchange net losses due to an 102.2% depreciation of the peso against the US$ during 2018 compared to a 17.5% depreciation of the peso against the US$ in 2017, and higher financial debt losses net amounting to P$1,429 million.

On the other hand, the result is included due to exposure to inflation net monetary results, which amounts to P$13,403 million and P$1,907 million, approximately, as of December 31, 2018 and 2017, respectively.

Income tax benefit (expense)

Income tax benefit (expense) amounted to P$2,838 million and P$(5,516) million in 2018 and 2017, respectively.

The Company’s income tax charge includes two effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria. These two effects also consider the change in applicable statutory income tax rate.

(i)  Regarding current tax expenses, Telecom´s generated tax profit in fiscal year 2017, resulting in an income tax payable of P$4,819 million. (ii)  Regarding the deferred tax, in 2018 and 2017, Telecom´s recorded a deferred tax gain of P$2,838 million and a loss of P$697 million, respectively. The gain in 2018 correspond to the tax loss carryforward recognized mainly due to higher foreign currency exchange net losses due to an 102.2% depreciation of the peso against the US$ during 2018.

Net Income

Telecom Argentina recorded a net income of P$5,536 million in 2018, which means a decrease of P$4,323 million in relation to the income of P$9,859 million in  December 31, 2017, representing 3.3% of the consolidated revenues (vs. 14.8% in 2017). Net income attributable to controlling shareholders amounted to P$5,294 million in 2018 vs. an income of P$9,731 million as of December 31, 2017.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

(A.2) 2017 Compared to 2016

	Years Ended December 31,
	2017	2016	Total Change
	(P$ million)%			(P$ million)
Revenues	66,649	60,405	10	6,244
Operating costs (without depreciation, amortization and Impairment of PP&E)	(42,536)	(40,206)	6	(2,330)
Adjusted EBITDA(1)	24,113	20,199	19	3,914
Depreciation, amortization and Impairment of PP&E	(9,804)	(7,883)	24	(1,921)
Operating income	14,309	12,316	16	1,993
Earnings from associates	353	221	60	132
Debt financial expenses	(217)	(595)	(64)	378
Other financial results, net	930	4,619	(80)	(3,689)
Income tax benefit (expense)	(5,516)	(6,015)	(8)	499
Net income	9,859	10,546	(7)	(687)

Net income attributable to:
Telecom Argentina (Controlling Company)	9,731	10,457	(7)	(726)
Non-controlling interest	128	89	44	39

(1)   Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Revenues

	Years Ended December 31,
	2017	2016	Total Change
	(P$ million)%			(P$ million)
Mobile Services	4,274	7,736	(45)	(3,462)
Internet Services	19,354	13,789	40	5,565
Cable Television Services	39,914	36,929	8	2,985
Fixed and Data Services	1,897	996	90	901
Other services revenues	835	712	17	123
Service Revenues	66,274	60,162	10	6,112
Equipment revenues	375	243	54	132
Revenues	66,649	60,405	10	6,244

During 2017, total consolidated revenues increased by 10% to P$66,649 million from P$60,405 million in 2016, mainly driven by revenues the internet services and premium cable TV services.

An amount of P$25,712 million and P$29,866 million related to the effect of inflation adjustment under IAS 29 is included in Revenues, as of December 31, 2017 and 2016; respectively.

Consolidated service revenues for 2017 and 2016 are comprised as follows:

Mobile Services

Mobile services revenues amounted to P$4,274 million as of December 31, 2017, representing a decrease of P$3,462 million or -45% as compare to December 31, 2016. The decrease is mainly due to the 35.1% reduction in the number of IDEN subscribers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Internet Services

Internet services revenues amounted to P$19,354 million, representing an increase of P$5,565 million or +40% as compared to P$13,789 million in 2016, mainly driven by a 7.4% increase in the number of broadband Internet subscribers compared to the same period in 2016, the fastest speed options offered to our customers and the increase in the average plan prices.

An amount of P$7,447 million and P$6,823 million related to the effect of inflation adjustment under IAS 29 is included in Internet service revenues, as of December 31, 2017 and 2016; respectively.

In 2017, total ARPU was P$ 890.1; representing an increase of 20.5% compared to 2016.

Cable Television Services

Cable television service revenues increased 8%, from P$36,929 million in 2016 to P$39,914 million in 2017. That increase is due to: (i) a31.1% increase in the average amount of the invoice, as a consequence of the increases according to the price policy and (ii) an increase of 15.3% in the amount of active decoders (HD, digital, Flow) (iii) net of a slight decrease in the number of total subscribers.

An amount of P$15,436 million and P$18,273 million related to the effect of inflation adjustment under IAS 29 is included in Cable Television Services, as of December 31, 2017 and 2016, respectively.

Fixed and Data Services

Fixed and Data Services revenues amounted to P$1,897 million as of December 31, 2017, representing an increase of P$901 million or +90% as compare to December 31, 2016.

Operating costs (without depreciation, amortization and impairment of PP&E)

Total operating costs (without depreciation and amortization and impairment of PP&E) increased by P$2,330 million totaling P$42,536 million in 2017, representing a 6% increase as compared to 2016. The increase was mainly driven by employee benefit expenses and severance payments (which together totaled P$11,665 million); taxes and fees with the Regulatory Authority (which totaled P$4,859 million); programming and content costs (which totaled P$9,116 million); and commissions and advertising (which totaled P$3,691 million).

An amount of P$16,750 million and P$20,527 million related to the effect of inflation adjustment under IAS 29 is included in Operating costs (without depreciation and amortization and impairment of PP&E), as of December 31, 2017 and 2016; respectively.

	Years Ended December 31,
	2017	2016	Total Change
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	11,665	10,603	10	1,062
Interconnection and transmission costs .	1,311	1,360	(4)	(49)
Fees for services, maintenance, materials and supplies	7,254	7,912	(8)	(658)
Taxes and fees with the Regulatory Authority	4,859	4,341	12	518
Commissions and advertising	3,691	3,464	7	227
Cost of equipment and handsets	493	882	(44)	(389)
Programming and content costs	9,116	7,778	17	1,338
Bad debt expenses	901	741	22	160
Other operating income and expenses	3,246	3,125	4	121
Total operating costs (without depreciation, amortization and Impairment of PP&E)	42,536	40,206	6	2,330

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$1,062 million or 10% amounting to P$11,665 million as of December 31, 2017. The increase was mainly due to increases in salaries and, to a lesser extent, increases in headcount.

An amount of P$4,478 million and P$5,215 million related to the effect of inflation adjustment under IAS 29 is included in Employee benefit expenses and severance payments, as of December 31, 2017 and 2016; respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) decreased P$49 million to P$1,311 million.

An amount of P$497 million and P$669 million related to the effect of inflation adjustment under IAS 29 is included in interconnection and transmission costs, as of December 31, 2017 and 2016; respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$658 million to P$7,254 million as of December 31, 2017. The decrease is mainly due to the more significant accounting impact of the restatement of our financial information on our revenues during the year 2016 compared to our revenues during the year 2017, partially offset by increases in fees for services related to maintenance net costs.

An amount of P$3,188 million and P$4,580 million related to the effect of inflation adjustment under IAS 29 is included in Fees for services, maintenance, materials and supplies, as of December 31, 2017 and 2016; respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes increased P$518 million to P$4,859 million as of December 31, 2017. This increase is mainly due to the increase in revenues. Public services and tax rates represented 7.3% and 7.2% of our revenues during 2017 and 2016, respectively.

An amount of P$1,875 million and P$2,145 million related to the effect of inflation adjustment under IAS 29 is included in Taxes and fees with the Regulatory Authority, as of December 31, 2017 and 2016; respectively.

Commissions and advertising

Commissions and advertising increased P$227 million to P$3,691 million as of December 31, 2017. The increase in the commissions fees is mainly due to the increase in revenues. The increase in advertising is related to the costs of advertising suppliers.

An amount of P$1,428 million and P$1,704 million related to the effect of inflation adjustment under IAS 29 is included in Commissions and advertising, as of December 31, 2017 and 2016; respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold decreased P$389 million to P$493 million as of December 31, 2017. This decrease in the cost of equipment was due to lower costs of corporate business projects.

An amount of P$197 million and P$436 million related to the effect of inflation adjustment under IAS 29 is included in Cost of equipment and handsets, as of December 31, 2017 and 2016; respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Programming and content costs

Programming costs increased P$1,338 million to P$9,116 million as of December 31, 2017. This increase is mainly due to the increase in subscription rates on all of its platforms and the incorporation of the cost of the football signals to see all the matches of the First Division of the Argentine Football Association (“AFA”) live. Programming costs represented the 23% and 21% of Cable TV revenues as of December 31, 2017 and 2016, respectively. The programming contracts are not significantly affected by the devaluation, they are mainly denominated in pesos and are positively correlated with the growth of our subscriber base and the fees charged to our subscribers.

An amount of P$3,501 million and P$3,847 million related to the effect of inflation adjustment under IAS 29 is included in Programming costs, as of December 31, 2017 and 2016; respectively.

Bad debt expenses

Bad debt expenses increased P$160 million to P$901 million as of December 31, 2017, representing approximately 1.4% and 1.2% of the consolidated revenues as of December 31, 2017 and 2016, respectively.

An amount of P$344 million and P$365 million related to the effect of inflation adjustment under IAS 29 is included in Bad debt expenses, as of December 31, 2017 and 2016; respectively.

Adjusted EBITDA

An important operational performance measure used by the Company´s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings from associates, depreciation, amortization and impairment of PP&E. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	Years Ended December 31,
	2017	2016	Total Change
	(P$ million)%
Net income	9,859	10,546	(7)	(687)
Income tax benefit (expense)	(5,516)	(6,015)	(8)	499
Other financial results, net	930	4,619	(80)	(3,689)
Debt financial expenses	(217)	(595)	(64)	378
Earnings from associates	353	221	60	132
Operating income	14,309	12,316	16	1,993
Depreciation, amortization and Impairment of PP&E	(9,804)	(7,883)	24	(1,921)
Adjusted EBITDA	24,113	20,199	19	3,914

Our consolidated Adjusted EBITDA was P$24,113 million in 2017, (representing an increase of P$3,914 million or 19% from P$20,199 million in 2016). It represented 36% and 33% of total consolidated revenues in 2017 and 2016, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Depreciation, Amortization and Impairment of PP&E

Depreciation, amortization and impairment of PP&E increased P$1,921 million to P$9,804 million as of December 31, 2017, mainly due to more investments in infrastructure and switching and transmission equipment.

An amount of P$5,818 million and P$5,291 million related to the effect of inflation adjustment under IAS 29 is included in Depreciation, amortization and impairment of PP&E, as of December 31, 2017 and 2016; respectively.

Operating income

During 2017, consolidated operating income was P$14,309 million, representing an increase of P$1,993 million or 16% from 2016. Operating income represented 21% and 20% of consolidated revenues in 2017 and 2016, respectively.

	Years Ended December 31,		% of Change
	2017	2016	2017-2016
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	24,113	20,199	19
As % of revenues	36	33
Depreciation, amortization and Impairment of PP&E	(9,804)	(7,883)	24
As % of revenues	(15)	(13)
Operating income	14,309	12,316	16
As % of revenues	21	20

(1)           Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results, net

Financial results, net resulted in a net gain of P$713 million as of December 31, 2017, representing a decrease of P$3,311 million from a gain of P$4,024 million as of December 31, 2016.

On the other hand, the result is included due to exposure to inflation, which amounts to P$1,907 million and P$5,547 million, approximately, as of December 31, 2017 and 2016, respectively.

Income tax benefit (expense)

Income tax expense amounted to P$5,516 million and P$6,015 million in 2017 and 2016, respectively.

The Company’s income tax charge includes two effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria.

(i)  Regarding current tax expenses, Telecom´s generated tax profit in fiscal year 2017, resulting in an income tax payable of P$4,819 million versus P$4,405 million in 2016. (ii)  Regarding the deferred tax, in 2017 and 2016, Telecom´s recorded a deferred tax loss of P$697 million and P$1,610 million, respectively.

Net Income

Telecom Argentina recorded a net income of P$9,859 million as of December 31, 2017, which means a decrease of P$687 million in relation to the Net income of P$10,546 million as of December 31, 2016, representing 15% and 17% of the consolidated revenues as of December 31, 2017 and 2016, respectively. Net income attributable to controlling shareholders amounted to P$9,731 million and P$10,457 million as of December 31, 2017 and 2016, respectively.

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

Under this program, on December 10, 2015, Telecom Personal has successfully completed the issuance of Series I and Series II notes for a total nominal value of P$720.5 million. Additionally, on November 16, 2016 Telecom Personal also completed the issuance of Series III and Series IV notes for a total nominal value of almost P$722.0 million (amount expressed in currency of that date) and US$77.9 million, respectively. See “—Debt Obligations and Debt Service Requirements” below.

Additionally, during October 2016 Personal and the IFC signed a loan agreement for an amount of US$ 400 million. Also, on April 7, 2017 Personal and the IIC subscribed a loan agreement for an amount of US$ 100 million maturing in September 2022.

On February 2, 2018, we entered into the Term Loan with a consortium of international banks for an aggregate principal amount of US$1,000 million and with a 12-month tenor. On February 9 and March 9, 2018, the Company borrowed US$650 million and US$350 million (the “Loans”), respectively, under the Term Loan. On October 8, 2018, the Company entered into certain amendments to the terms of the Term Loan. The Loans were paid in full in February 2019. The proceeds of the Loans were used to finance capital expenditures, working capital and other general corporate purposes.

On October 8, 2018, the Company entered into the Syndicated Loan for an amount of up to US$500 million and with a 48-month tenor. On October 17, 2018 we received a borrowing under the Syndicated Loan for an amount of U$S500 million. Those funds were used to partially prepay the Term Loan. Additionally, as a condition precedent to the execution of the Syndicated Loan, we and the remaining parties to the Term Loan entered into an amendment to the Term Loan, which contemplated a mandatory prepayment for an amount of US$100 million so that the outstanding aggregate principal amount under the Term Loan, after taking into account any prepayment made with the proceeds from the Syndicated Loan, did not exceed US$400 million on the date of receipt of such advances. The aforementioned mandatory prepayment was completed on October 17, 2018. The Syndicated Loan accrues compensatory interest at a rate per annum equal to LIBOR plus the following margin: 4.50 percentage points during the first year as from the borrowing date, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the borrowing date to the expiration date; and will be payable quarterly, in arrears. On February 11, 2019, we entered into certain amendments to the terms of the Syndicated Loan.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Finally, on November 8, 2018, the Company entered into the DB Loan with Deutsche Bank, London Branch, as organizer of a syndicate of banks, for an amount of up to US$200 million (which might be increased up to US$300 million subject to the prior written consent of Deutsche Bank, London Branch, as initial lender). On November 14, 2018 we received a disbursement under the DB Loan for an amount of US$200 million. On November 14, 2018, in accordance with the provisions of the DB Loan, a new entity became a lender under the DB Loan for an amount of up to US$100 million, subject to the same terms and conditions. On November 20, 2018 we received an additional disbursement under the DB Loan for an amount of US$100 million. The DB Loan has a term of 42 months counted from the date of the initial borrowing and will accrue compensatory interest at an initial rate per annum equivalent to LIBOR plus 4.5% that will be payable quarterly, in arrears. The capital will be payable in six consecutive semi-annual equal installments equivalent to 12.5% of the disbursed amount with a final payment on the maturity date equivalent to 25% of the initial borrowing. The proceeds from the DB Loan were used to partially prepay the Term Loan.

On October 30, 2018, within the framework of its permanent optimization policy for the term, rate and structure of its financial liabilities Telecom Argentina has accepted a proposal from the International Finance Corporation (IFC) for the evaluation and mobilization of funds with for the purpose of financing investment needs, working capital and refinancing of liabilities. On March 4, 2019 the Company signed a loan agreement with IFC for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the “Loan”). The Loan will consist of a tranche “A”, a tranche “B-1”, a tranche “B-2”, a tranche “B-3” and a tranche “B-4” which will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to LIBOR plus the following margins: 4.85 percentage points in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60 percentage points in the case of Tranche B-1 and Tranche B-3. Likewise, the capital will be payable as follows: Tranche A, Tranche B-2, and Tranche B-4 in eight consecutive semi-annual equal installments from February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six consecutive semi-annual equal installments from February 2021 and final maturity in August 2023. The proceeds from the loan will be used to finance capital investments for 2019.

On March 4, 2019, we entered into a loan agreement with the IFC. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Bank and other financial entity loans.”

We do not expect any implications on the sources of liquidity and the sources of funds as a result of the Reorganization.

The table below summarizes, for the years ended December 31, 2018, 2017 and 2016, Telecom’s consolidated cash flows:

	Years ended December 31,
	2018	2017	2016
	(P$ million)

Cash flows provided by operating activities	42,426	22,808	25,984
Cash flows used in investing activities	(31,285)	(17,083)	(23,920)
Cash flows used in financing activities	(14,597)	(4,105)	(2,213)
Net foreign exchange differences and RECPAM on cash and cash equivalents	3,830	57	924

(Decrease)/Increase in cash and cash equivalents	(3,456)	1,620	(149)
Cash and cash equivalents at the beginning of the year	6,517	4,840	4,065

Cash and cash equivalents at the end of the year	6,891	6,517	4,840

As of December 31, 2018, 2017 and 2016, we had P$6,891 million, P$6,517 million and P$4,840 million in cash and cash equivalents, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Cash flows from operating activities were P$42,426 million, P$22,808 million and P$25,984 million in 2018, 2017 and 2016, respectively. The increase is manly driven by the combination of Telecom and Cablevision’s operation following the merger.

Cash flows used in investing activities were P$31,285 million, P$17,083 million and P$23,920 million in 2018, 2017 and 2016, respectively. The increase in 2018 was mainly due to an increase in PP&E capital expenditures, partially offset by cash and cash equivalent incorporated by the merger and higher acquisitions of Government Bonds and investment not considered as cash and cash equivalents. The decrease in 2016 was mainly due to a decrease in acquisitions in shareholdings.

Cash flows used in financing activities were P$14,597 million in 2018, while cash flows provided by financing activities were P$4,105 million 2017 and P$2,213 million in 2016. The increase in 2018 was mainly due to higher dividend payments, partially offset by higher proceeds from financial debt.

NDF and US Dollar bonds

•                  LIBOR Hedges

During 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million. The agreements effective from March 15, 2017 hedge an amount if US$300 million, while those effective from September 15, 2017 hedge the outstanding US$100 million. Such NDF allow fixing the variable rate all along the loan term in a range between 2.087% and 2.4525% nominal annual rate (resulting in a weight average of 2.2258%).

As of December 31, 2018, Telecom recognized a receivable of P$137 million, which is included in other receivables (P$98 million current and P$39 million non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of P$3 million related to those contracts that are included in Debt financial expenses in Financial results.

During 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the International Finance Corporation loan amounting to US$100 million. The agreements hedge an amount of US$40 million and were agreed in two tranches of US$20 million each one, both of them starting on March 15, 2018 and fixing the variable rate all along the term of the loan to 2.1325% and 2.085% nominal annual rate, respectively.

As of December 31, 2018, Telecom recognized a receivable of P$18 million, which is included in other receivables (P$12 million current and P$6 million non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of P$4 million related to those agreements, that are included in Debt financial expenses in Financial results.

•                  Exchange rate Hedges

During 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from the International Finance Corporation loan amounting to US$53.5 million fixing the average exchange rate in $18.30 pesos per dollar, expiring between February and April 2018. During first half of 2018, some NDF agreements expire, recognizing a gain of P$77 million including in Exchange differences in Financial results.

During 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio (International Finance Corporation, Syndicated, Deutsche Bank and Notes Series IV) amounting to US$306 million fixing the average exchange rate in $36.58 pesos/US$, expiring between June 2018 and May 2019. During 2018, Telecom recognized gains related to these agreements of P$1,039 million that are included in Foreign currency exchange gains in Financial Results, net. As of December 31, 2018, Telecom maintains NDF agreements for a total of U$S166 million for those that has recognized a receivable of P$640 million, which is included in Other receivables current and a liability of P$100 million which is included in Financial Debt current.

On the other hand, during 2017, Telecom Argentina entered into agreements (NDF) to hedge exchange rate fluctuations of certain commercial obligations for an amount of US$6.3 million, with an average exchange rate of 18.94 pesos per dollar, maturing in March and August 2018. For such agreements, Telecom has recognized gains of P$22 million that are included in Foreign currency exchange gains in Financial Results, net.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

In 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate of certain commercial obligations for an amount of US$118 million fixing the average exchange rate in $39.33 pesos/US$ expiring between August and October 2018. For these NDF agreements has recognized losses of P$152 million that are included in Foreign currency exchange gains in Financial Results, net.

Additional information regarding Financial Instruments is set forth in Note 21 to our Consolidated Financial Statements.

Debt Obligations and Debt Service Requirements

The Indebtedness of Telecom Argentina as of December 31, 2018 was as follows:

Bank and other financial entity loans

•                  On July 5, 2016, Personal (entity absorbed by Telecom Argentina) accepted an offer from the IFC for the assessment and transfer of funds for purposes of financing investment needs, working capital and debt refinancing for an amount of up to US$400 million.

In October 2016, Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in eight equal half-yearly installments since the 30th month, with a 6-month LIBO rate + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan is denominated in US dollars and its terms include standard commitments for this type of financial transaction (on October 26, 2016, Personal received US$ 392.5 million, equivalent to P$5,961 million as of the date of the disbursement).

As of December 31, 2018, the outstanding amount for this loan is US$400 million equivalent to P$15,080 million.

•               Additionally, in April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and with maturity date on September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan is denominated in US dollars and its terms include standard commitments and covenants for this type of financial transactions (on September 18, 2017 Personal received US$ 100 million, equivalent to P$1,749 million as of the date of the disbursement, that net of expenses amounted to P$1,723 million).

As of December 31, 2018, the outstanding amount for this loan is US$100 million equivalent to P$3,770 million.

•                  As of December 2018, the Company maintains other bank loans denominated in US dollars equivalent to P$667 million as detailed below:

•                  US$4.5 million in a loan agreement with the Bank ICBC for financing imports, accruing interest at an annual rate of 6.0%, due in January 2022,

•                  US$3.2 million in a loan agreement with the Bank Itaú for financing imports, accruing interest at an annual rate of 5.0%, due in February 2020, and

•                  US$10.0 million in a loan agreement with the Bank Macro for financing imports accruing interest at an annual rate of 6.2%, due in August, 2019.

•                  On October 30, 2018, within the framework of its permanent optimization policy for the term, rate and structure of its financial liabilities Telecom Argentina has accepted a proposal from the International Finance Corporation (IFC) for the evaluation and mobilization of funds with for the purpose of financing investment needs, working capital and refinancing of liabilities. On March 4, 2019 the Company signed a loan agreement with IFC for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the “Loan”). The Loan will consist of a tranche “A”, a tranche “B-1”, a tranche “B-2”, a tranche “B-3” and a tranche “B-4” which will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to LIBOR plus the following margins: 4.85 percentage points in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60 percentage points in the case of Tranche B-1 and Tranche B-3. Likewise, the capital will be payable as follows in US dollars: Tranche A, Tranche B-2, and Tranche B-4 in eight consecutive semi-annual equal installments from February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six consecutive semi-annual equal installments from February 2021 and final maturity in August 2023. The proceeds of the Loans will be used to finance capital expenditures in 2019.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Deutsche Bank Loan

On November 8, 2018, the Company acknowledged the acceptance by Deutsche Bank AG, London Branch, as organizer of a syndicate of banks, of a loan facility for an amount of up to US$200 million (which might be increased up to US$300 million). On November 14, 2018 the Company acknowledged the acceptance of the extension of the loan offer by Deutsche Bank AG, London Branch, for US$100 million.

The Deutsche Bank Loan has a term of 42 months counted from the date of the initial borrowing and will accrue compensatory interest at an initial rate per annum equivalent to LIBOR plus 4.5% that will be payable quarterly, in arrears. The capital will be payable in six consecutive semi-annual equal installments in US dollars equivalent to 12.5% of the disbursed amount with a final payment on the maturity date equivalent to 25% of the initial borrowing.

The proceeds from the Deutsche Bank Loan were used by the Company only to partially prepay the Syndicated Loan.

As of December 31, 2018,  the outstanding amount for this loan is US$300 million equivalent to P$11,310 million.

Syndicated Loan

•                  On January 2018, the Board of Directors of the Company approved the execution of a syndicated loan agreement with several banks for up to a total of US$1,000 million, which will accrue compensatory interest at an annual rate equal to LIBOR for each period of interest accrual plus an applicable margin.

On February 2, 2018, Telecom entered into a term loan agreement with Citibank, N.A., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Banco Santander, S.A., in his capacity as a lender, Citigroup Global Markets Inc., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Santander Investment Securities Inc. as organizers, Citibank N.A. as an administrative agent and the Branch of Citibank N.A. in Argentina, as a local custodian agent for an aggregate principal amount of US$1,000 million (the “Original Loan”). On February 9 and March 9, 2018, the Company borrowed US$650 million and US$350 million, respectively, under the Term Loan Agreement, that matures in February 2019. The proceeds of the Loans were used to finance capital expenditures, working capital and other general corporate purposes. The Loan is denominated in US dollars and bear interest at an annual rate equivalent to LIBOR plus the following margins: 1.25 percentage points during the first four months, 1.50 percentage points, during the following two months, 1.75 percentage points during the following three months and 2.25 percentage points during the last three months prior to the maturity date. Interest is payable quarterly or semiannually, at the Company’s option. The Company is permitted to make voluntary prepayments at any time without premium or penalty. The Company is required to make prepayments under the Loans (without payment of a premium). The Company is also required to prepay the Original Loan upon the occurrence of a change of control, at each lender’s option.

•                  On October 2018, the Company entered into a new agreement with Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for an aggregate principal amount of US$ 500 million (which can be increased, in accordance with the terms and conditions thereof) and to 48 months of term (the “Loan”).

The disbursed capital will accrue compensatory interest at an annual rate equivalent to LIBOR plus the following margin: 4.50 percentage points during the first year after the disbursement, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the disbursement and until the expiration date; and will be payable quarterly in arrears in US dollars. On February 11, 2019, we entered into certain amendments to the terms of the Syndicated loan.

The Company requested a disbursement of US$500 million on October 2018. The funds were used to partially pre-pay the Original Loan.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

As of December 31, 2018, the outstanding amount for the Loan is US$500 million equivalent to P$18,837 million.

Additionally, in accordance with the provisions of the loan, the Company made an additional payment of US$ 100 million of the Original Loan, (as a condition precedent to the execution of the loan, the Company and the remaining parties of the Original Loan had agreed to a mandatory pre-cancellation amount equivalent to at least US$ 100 million). Subsequently, in November 2018, the Company used all the funds from Deutsche Bank Loan for US$ 300 million to prepay the Original Loan. The balance owed by the Company of US$ 100 million (P$3,770 million as of December 31, 2018)  was canceled on February 11, 2019, with its own funds.

On March 25, 2019, the Company partially prepaid the Loan for an amount of US$100 million.

Núcleo:

As of December 31, 2018, Núcleo’s outstanding debt (bank loans and bank overdrafts) is denominated in Guaraníes and amounted to approximately P$2,204 million.

Additional information regarding terms and conditions of the Telecom Group’s loans as of December 31, 2018 is set forth in Note 13 to our Consolidated Financial Statements.

Global Programs for issuance of Notes

Cablevisión

•               On April 2016, at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión, the shareholders of Cablevisión approved, among other matters: i) the extension of the authorization of the Cablevisión Global Notes Program, which had been granted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión on April 28, 2014, increasing the maximum amount of the outstanding notes that may be issued under this program from a nominal value outstanding at any time of US$ 500,000,000 (or its equivalent in other currencies) to US$ 1,000,000,000 (or its equivalent in other currencies). The Shareholders’ Meeting renewed the delegation on the Board of Directors of the broadest powers in connection with the Cablevisión Global Notes Program. The Board of Directors may subdelegate all or some powers interchangeably to one or more directors or managers of the Company; and ii) the extension of the authorization of the Short-Term Debt Securities (“VCPs”, for its Spanish acronym) program under the terms that had been originally approved.

On June 2016, pursuant to its delegated powers, the Board of Directors of Cablevisión authorized the issuance of Class A Notes for a nominal value of US$ 500,000,000 (the “Class A Notes”), at a fixed annual nominal interest rate of 6.50%, payable semi-annually in US dollars as from June 2016, with final maturity in June 2021. Proceeds will be used for:

(i)             The settlement of the outstanding debt as of that date;

(ii)        The investment in fixed assets and other capital expenditures with the balance of the net proceeds (approximately US$ 89,100,000).

On December 2017, the holders of Class “A” Notes held an Extraordinary Noteholders’ Meeting with a quorum of 81.8621626 % of the total capital and votes under the Notes. At that Shareholders’ Meeting, the shareholders unanimously decided to approve the amendment and/or removal of certain clauses (or parts thereof) of the Indenture Agreement executed on June 15, 2016 between the Company, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A. (the “Indenture”). As a result of this amendment, Telecom Argentina’s covenants under the Notes include: (i) limitation on the issuance of guarantees by Telecom Argentina and its subsidiaries; (ii) merger by acquisition and consolidation, (iii) limitation on incurring debt above certain approved ratios, and (iv) limitation on the issuance and sale of significant subsidiaries’ shares with certain exceptions, among others, certain clauses that restricted sales of assets under certain conditions, certain payments and related party transactions under certain circumstances and the distribution of dividends, were eliminated

Cablevision Notes were assumed by Telecom Argentina on January 1, 2018 due to the Merger (Note 4.a to our Consolidated Financial Statements). For this purpose, Telecom Argentina, as successor of Cablevisión, the Deutsche Bank Trust Company Americas, as Trustee and Banco Comafi S.A., as trustee representative in Argentina, have signed a supplement to the Trust Agreement formalizing the absorption of the Notes of Cablevisión by Telecom Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Until December 31, 2018, the Company had repurchased approximately US$0.5 million (nominal value) of the Notes issued by Cablevisión. These transactions were executed at the quoted market price prevailing on each repurchase date, which did not significantly differ from the book value as of that date.

As of December 31, 2018, the outstanding amount for this loan is US$499.5 million equivalent to P$18,831 million.

Telecom Argentina

On December 28, 2017, Telecom Argentina held an General Ordinary Shareholders’ Meeting that approved the Telecom Global Notes Program for a maximum outstanding amount of US$ 3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors was also approved to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities.

Under the Telecom Global Notes Program, Telecom Argentina submitted a prospectus for the issuance of Notes to the CNV that was approved on April 24, 2018. Subsequently, on April 25, 2018, the CNV approved the prospectus supplement corresponding to the Notes. Class 1 for a nominal value of up to US$ 500 million (extendable up to US$ 1,000,000,000). This supplement was extended several times, finally expiring on August 3, 2018.

In accordance with the provisions governing the placement mechanism of the Notes provided in the Prospectus Supplement, Telecom Argentina decided to temporarily suspend, until further notice, the period of placement of the Notes. Telecom Argentina will publish a complementary notice to the prospectus supplement, announcing the date on which the offer period will be resumed and the award date.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to US$1,000 million or its equivalent in other currencies.On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277.

Under such Program, Personal issued four Series of Notes. The net proceeds obtained were used for debt refinancing.

Personal Notes were assumed by the Company on December 1, 2017 due to the Reorganization.

As of the date of issuance of these Annual Report, Telecom has canceled all Series issued on their respective expiration dates.

Loans for purchase of equipment

As of December 31, 2018, the Company has debt agreements denominated in US dollars corresponding to financing for the purchase of equipment of Cisco Systems, the which amounts to approximately US$57.3 million (equivalent to P$2,160 million). Such contracts have an average maturity term of between 36 and 49 months with partial repayments and accrue an average annual interest of 4.81%.

The balance of all the loans mentioned above amounts to P$ 76,936 million as of December 31, 2018 (including accrued interest).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2018	2017	Variation
	(P$ million)
Trade receivables	17,415	2,588	14,827
Other receivables (not considering financial NDF)	4,323	1,223	3,100
Inventories	2,737	136	2,601
Current liabilities (not considering financial debt)	(33,401)	(17,238)	(16,163)
Operative working capital - negative	(8,926)	(13,291)	4,365
As % of Revenues	5.3%	19.9%

Cash and cash equivalents	6,891	6,517	374
Financial NDF	750	—	750
Investments	1,371	162	1,209
Current financial debt	(20,044)	(1,383)	(18,661)
Net Current financial (liability) asset	(11,032)	5,296	(16,328)

Negative operating working capital (current assets — current liabilities)	(19,958)	(7,995)	(11,963)
Liquidity rate	0.63	0.57	0.06

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to P$8,296 million as of December 31, 2018 (decreasing P$4,365 million vs. December 31, 2017) mainly due to the dividend payments of Cablevision on January, 2018, declared in December, 2017.

During years ended December 31, 2017 and 2018, Telecom continued obtaining funds to the financial market (See Note 13 to our Consolidated Financial Statements), used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. Telecom has an excellent credit rating. The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The Company’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

Telecom manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. Cash and cash equivalents position is invested in highly liquid short-term instruments.

Telecom maintains a liquidity policy that includes cash through its normal course of business. Telecom and its subsidiaries have consolidated cash and cash equivalents amounting to P$6,891 million as of December 31, 2018 (P$6,517 million as of December 31, 2017). Telecom has bank credits and a program of Notes that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years (see Note 13 to our Consolidated Financial Statements).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Dividend payments

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

The Ordinary General Shareholders’ Meeting celebrated on January 31, 2018, approved the delegation of powers into the Board of Directors to order the total or partial withdrawal of the “Voluntary reserve for future dividends payments” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors, being these delegated powers able to be exercised until before the celebration of the next Ordinary Annual Shareholders’ Meeting. In accordance to these delegated powers, the Company’s Board of Directors on its meeting held on January 31, 2018, resolved to withdraw the amount of $9,729,418,019 from the “Voluntary reserve for future dividends payments” of Telecom Argentina as of December 31, 2017 and to distribute that amount as cash dividends in two installments according to the following: a) the amount of $2,863,000,000, which was made available on February 15, 2018 b) the remaining difference, that is the amount of $6,866,418,019, was to be made available on April 30, 2018, being the Board of Directors able to anticipate such payment if it deems appropriate in the future. Later, the Board of Directors of Telecom Argentina on its meeting dated March 7, 2018 decided to anticipate the date when the second dividend installment will be made available to March 27, 2018 or in the prior date that the Chairman of the Company determines. Finally, the aforementioned second dividend installment was made available on March 21, 2018. as resolved by the Chairman of Telecom Argentina in use of the faculties delegated by the Board of Directors.

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

In conclusion, the dividends distribution aforementioned for a total of P$23,950,713,674 (P$34,840,902,813 in current currency of December 31, 2018) was paid on January 8, 2018 for P$4,077,790,056, February 15, 2018 for P$13,006,505,599 and on March 21, 2018 P$6,866,418,019 (P$33,946,781,381 in current currency of December 31, 2018).

Telecom Argentina´s Shareholders´ Meeting held on April 25, 2018: (i) ratified the advance distribution of dividends of P$5,640,728,444 (P$8,180,450,375 in current currency of December 31, 2018) resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Telecom Argentina as of September 30, 2017; (ii) allocate P$1,989,254,041 (P$2,681,552,243 in current currency of December 31, 2018), to set up the “Voluntary reserve for future dividends payments”; and (iii) delegate power to Telecom Argentina’s Board of Directors so that, based on the evolution of the business, it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 (P$1,340,776,121 in current currency of December 31, 2018) from the ‘Voluntary reserve for future dividends payments’ for distribution to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.

With respect to Cablevisión’s retained earnings,  Telecom Argentina´s Shareholders´ Meeting held on April 25, 2018: (i) ratified the advance distribution of dividends of P$4,502,777,155 (P$6,530,139,756 in current currency of December 31, 2018) resolved by the Board at its meeting of January 31, 2018, based on the Special-purpose Unconsolidated Financial Statements of Cablevisión as of September 30, 2017; (ii) allocate P$1,311,975,449 (P$1,768,567,833 in current currency of December 31, 2018), to set up a “Facultative Reserve to Maintain the Level of Investments in Capital Goods and the Current Level of its Solvency.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Telecom Argentina’s Board of Directors, at its meeting held on March 19, 2019, convened an Ordinary and Extraordinary Shareholders’ meeting to be held on April 24, 2019, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2018.

The Board of Directors proposes:

	In Pesos
Retained Earnings as of December 31, 2018	26,918,365,656

To Legal Reserve	(265,906,251)
To Cash Dividends	(6,300,000,000)
To Facultative reserve for future cash dividends	(6,300,000,000	) (a)
To Facultative reserve to maintain the level of investments in capital assets and the current level of solvency of the Company	(14,052,459,405)
To New Fiscal Year	—

(a) An amount that adjusted for inflation in accordance with CNV General Resolution No. 777/2018 results in $6,300,000,000 in Cash Dividends.

Regarding this proposal, it should be taken into account that since the enactment of General Resolution CNV No. 777/2018 (published in the Official Gazette on December 28, 2018), the restatement method for the financial statements in current currency is applicable for issuer companies, as established by the IAS 29.

Regarding the distribution of earnings, the aforementioned CNV General Resolution No.777/2018, established that “The distribution of earnings must be treated in the currency of the date of the Shareholders’ Meeting by means of the price index corresponding to the month prior to their meeting.” (section 3, item 1, subsection e), Chapter III, Title IV of the CNV RULES (NT 2013),”Expression in current currency of the earnings distributions”).

Therefore, it should be noted that this proposal of distribution of earnings corresponds to figures in current currency as of December 31, 2018, leaving to the resolution of the Shareholders’ Meeting the determination of the amount that can be distributed.

In addition, the Board of Directors proposes i) that the cash dividends be made available to shareholders in three (3) equal installments, being payable the first installment within thirty (30) calendar days of their approval by the Shareholders’ Meeting, and the second and third installments within ninety (90) and one hundred and eighty (180) consecutive days of their approval by the Shareholders’ Meeting, respectively, or on the previous date determined by the Board of Directors; ii) that powers be delegated into the Board of Directors of the Company so that, depending on the evolution of the business, it may order the withdrawal, totally or partially, in one or more times, of an amount of up to $6,300,000,000 from the “Facultative reserve for future cash dividends” and its distribution to shareholders as cash dividends, being these delegated powers able to be exercised until December 31, 2019.

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

In respect of fixed access network, 2018 reaffirms our decision to focus investments in technologies and solutions to increase substantially broadband offered to users, mainly with GPON (FTTH) technology, which continued been deployed in different regions of the country. Our work plans allow satisfying the various services requirements for business, large buildings, and urban developments.

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

Taxes

Turnover Tax

Under Argentine tax law, Telecom Argentina is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Rates in effect ranged from 2.5% to 8.0% for the years ended December 31, 2018, 2017 and 2016, depending on the jurisdiction or goods and services subject to the tax. TV broadcasting activity is turnover tax exempt in some jurisdictions.

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

Income Tax

Our income tax rate was, up to fiscal year 2017, 35% of net taxable income for the companies located in Argentina, 10% for Núcleo, Envíos, Televisión Dirigida and Tuves Paraguay in Paraguay and 39.5% (34% Federal Tax and 5.5% State Florida Tax) for Telecom Argentina USA in the United States and 25% for Telemás and Adesol in Uruguay.

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

Pursuant to Law No. 27,430 and Decree N° 1201/2018 dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) to Argentine resident individuals and foreign beneficiaries will be subject to income tax at a 7% rate on profits accrued during fiscal years starting January 1, 2018 to December 31 2019, and at a 13% rate on profits accrued in fiscal years starting 1 January 2020 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax should apply. In addition the Equalization Tax is repealed on income accrued from January 1, 2018 and onwards.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains.

Capital gains obtained by Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the corporate rate on net income. Recently, Law No. 27,430 regulated through Decree No. 1,170/2018 published on December 27, 2018 decreased the corporate income tax rate from 35% to 30% for fiscal years beginning on January 1, 2018 to December 31, 2019, and to 25% for fiscal years beginning on January 1, 2020 and onwards.

Individual resident’s capital gains tax

Law No 27,430 established that as from January 1, 2018, gains realized by Argentine resident individuals  from the sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV.  For periods prior to 2018, it is currently under discussion the extent of the exemption (established by Law 26,893 and its implementing decree 2334/2013) applicable to the sale of shares and other securities through a stock exchange market, so as to determine whether it applies only sales of securities made in stock exchanges duly authorized by the CNV or in any stock exchanges. Pursuant Decree N° 1170/2018 the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

Law No 27,430 provides that the capital gains tax applicable to nonresidents for transactions entered into between September 23, 2013 (when Law No. 26893 became effective) and December 30, 2017, is still due and regulations will state the mechanism to have it paid.  However, no taxes will be claimed to nonresidents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) 4.227, which came into effect on April 26, 2018, stipulates that the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold through an Argentine stock exchange market, and the withholding has been made, then the withholder must pay the tax, (ii) in case the securities were sold but not through an Argentine stock exchange market and there is an Argentine buyer involved, then the Argentine buyer should pay the income tax; and (iii) when both the seller and the buyer were foreign beneficiaries and the sale was not performed through an Argentine stock exchange market, the person liable for the tax is the buyer and the payment shall be made through an international bank wire transfer to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

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

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply. As per the law, the Executive Power will be required to publish a list of “non-cooperating” jurisdictions. Meanwhile, to determine if a jurisdiction is “cooperating or not,” the list published by AFIP according to Decree 589/2013 should be consulted.

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

The option must be exercised on all the taxpayer’s assets that integrate the same category of assets. Once the option is exercised, the taxpayer is able to calculate the amortization or costs in the income tax over the revalued assets. Likewise, such revaluation is updated on the base of the variation of Consumer Price Index (CPI) since January 1, 2018, as provided by Law No. 27,468.

The amounts resulting from the revaluation will be considered for the purpose of determining the amortization of the assets and their computable cost under certain conditions and limitations.

The law requires taxpayers that opt for the special revaluation regime to withdraw from any judicial or administrative process in which they are claiming, for tax purposes, an adjustment for inflation and to desist from making a new claim. (See “Item 8—Financial Information—Tax Matters—Income tax - Action for recourse filed with the AFIP”).

Telecom Argentina has evaluated the convenience of exercising this option and decided not to enter the regime.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Inflation restatement for income tax purpose

Law No 27,430 establishes the restatement for inflation procedures in the Income Tax Law allowing the inflation adjustment for new acquisitions and investments carried out from January 1, 2018 and onwards; the law also allows the application of an integral inflation adjustment mechanism but only when the variation of the Internal Wholesale Price Index (in Spanish, Indice de Precios Internos al por Mayor or IPIM) supplied by the National Institute of Statistics and Censuses (in Spanish, Instituto Nacional de Estadística y Censos or INDEC), is higher than 100% for the 36-month period before the end of the fiscal period. However, on  December 4, 2018, Law 27,467 amended Lay 27.430 and IPIM was substituted by the Consumer Price Index (CPI). This Law also establishes that the Inflation Adjustment Proceeding will be applicable -regarding the first three years as of January 1, 2018- when the variation of the Consumer Price Index exceeds 55% for the first exercise, 30% for the second year and 15% for the third year and that the inflation adjustment that must be calculated in the first three fiscal years beginning on January 1, 2018 must be charged 1/3 in that fiscal period and the remaining 2/3 in equal parts in the remaining fiscal periods.

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

Law No 27,430 and Decree 1170/2018, in force for fiscal years beginning after January 1, 2018, eliminate the 2:1 debt-to-equity ratio and establishes a new set of thin capitalization rules.  Pursuant to this amendment, thin capitalization rules apply to interest on financial debt (i.e., interest not accruing on payables for the purchase of goods or services) entered into with related parties (whether local or foreign).  Such interest expense can be deducted up to the higher amount of (i) an amount to be set by Regulations, or (ii) 30% of EBITDA.  This limit can be increased by the excess of such higher amount over the amount of interest actually deducted in the last 3 taxable years, if any.  If thin capitalization rules apply, the nondeductible portion of the interest expense will be carried forward for 5 taxable years, in which it will be added to the interest expense subject to thin capitalization rules to determine whether the limit is reached or not.

Thin capitalization rules do not apply to the following cases, among others:

•                  Interest expense lower to interest income.

•                  When the borrower’s interest-to-EBITDA ratio is lower than or equal to the ratio of its economic group’s interest expense on loans from unrelated parties and EBITDA.

•                  When the lender is subject to tax on such interest.

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

Notwithstanding the provisions of the law, pursuant to AFIP Instruction No. 2/2017, companies shall not be subject to tax on minimum presumed income as long as they recognized accounting and tax losses in the relevant fiscal period. Under those circumstances, pursuant to the ruling of the Supreme Court of Argentina in the lawsuit “Hermitage S.A.”, it shall be enough to demonstrate that the minimum income presumed under the law does not exist.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

During fiscal years 2017 and 2016, income tax was higher than tax on minimum presumed income. During fiscal year 2018 Telecom Argentina is subject to tax on minimum presumed income tax since it has recognized accounting gains but income tax loses. Shares and other equity participations in companies subject to the tax on minimum presumed income are exempt from the tax on minimum presumed income.

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

Pursuant to Law No 27,430 (effective for taxable events occurring as from February 1, 2018) digital services rendered from outside Argentina are subject to value added tax when the services are rendered to VAT taxpayers or consumers by a resident or a foreign party and the effective use of the services is conducted in Argentina. The purchaser of the digital services is liable to assess and remit the VAT to the Argentine tax authorities. Decree N° 813/2018 regulates this new taxable event and establishes that the tax  will be paid by the customer, directly or through a reverse withholding mechanism. If an intermediary, whether resident or domiciled in Argentina, intervenes in the payment, the intermediary will act as a reverse withholding mechanism agent. If there is more than one intermediary, the agent of reverse withholding will be the one that has the closest commercial relationship with the provider of the service. The entities providing collection services are included in this provision. General Resolution No. 4240/2018 (published in the Official Gazette on May 14, 2018) established the forms, terms and conditions that  should be taken into account to deposit VAT.

Law No. 27,346 states that since January 1, 2017, VAT for Argentinean residents, such as Telecom Argentina will be considered “responsables sustitutos” (substitutes) of the VAT tax that levies services rendered in Argentina by non-residents. Decree N° 813/2018 regulates this amendment. General Resolution No. 4356/2018 (published in the Official Gazette on December 11, 2018) established the forms, terms and conditions that “responsables sustitutos” (substitutes) should take into account to deposit VAT.

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

Pursuant to Law No 27,432 the PEN may decide that the percentage of the tax that on the date of entry into force of this law is not computable as payment on account of income tax, will be progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and also may decide that, in 2022, the tax provided for in Law No. 25,413 and its amendments as a payment on account of income tax will be computed in full. Through Decree No. 409/2018, the percentages in which the Taxes on deposits to and withdrawals from bank accounts can be taken into account as a tax credit for Income Tax or the Tax on Minimum Presumed Income, were increased: that owners of bank accounts subject to the general tax rate of 0.6% may take into account as a tax credit 33% (20% applicable to taxable events affected by a tax rate lower than 0.6%) of the tax originated in credits and debits on such bank accounts. The amendments introduced will be applicable to the advance payments and balances of the Income Tax or Tax on Minimum Presumed Income,’ tax return of fiscal periods that begin as of January 1, 2018.

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

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and complied with certain other requirements may qualify for an exemption from the personal asset tax paid on behalf of the Shareholders for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should have been filed before March 31, 2017. Telecom Argentina and Cablevisión have filed the request. Notwithstanding, we cannot assure that in the future, Telecom Argentina and Cablevisión can fulfill those requirements and maintain the referred exemption.

As of December 31, 2019, the rate at which Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons (natural and legal persons) will be 0.25%.

Export Duties

On December 4, 2018, Law 27,467 amended the Argentine Customs Code and included export of services within the scope of exports in the Customs Code, thus allowing the application of export duties on them. In turn, the law allowed the Executive Power to impose duties on those exports until December 31, 2020.

On January 2, 2019, the Argentine Executive Power enacted Decree No. 1201/2018 establishing a duty on exports of services until December 31, 2020. The export duty has been set at a rate of 12%, with a maximum limit of Argentine Pesos (ARS) 4 per each US Dollar (US$) of the amount arising from the invoice or equivalent document.

Exports of services are defined as services carried out in Argentina whose utilization or effective exploitation is carried out abroad. Such services, although not subject to VAT, are now subject to this temporary export duty.

On the other hand, this duty does not apply to services rendered to foreign parties which are effectively used in Argentina (and therefore subject to VAT).

This duty will be applicable on export of services rendered and invoiced since January 1, 2019, including services originated in contracts or transactions initiated before that date, but rendered since that date.

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

Law No. 26,539 amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, is subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, effective from December 1, 2009. Pursuant to Decree No. 979/2017 since November 15, 2017mobile phones are levied at a rate of 10.50%  resulting in an effective tax rate of 11.73%, this rate will decrease until January 2024 when no excise tax will be levied on this transactions (in 2019 it will be 9.89%). In the case of goods manufactured in Tierra del Fuego, no tax will apply since November 15, 2017.

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

Pursuant to Law No. 26,522 the owners of audiovisual communications services must pay a tax proportional to the amount of the turnover from the commercialization of traditional and non-traditional ads, programs, channels, content, subscriptions, and any other concept deriving from the exploitation of such audiovisual communications services. In case TV Cable operators, tax varies between 2% and 5% depending on the number of inhabitants in the service area. Subjects that are registered as responsible to pay Value Added Tax and that are subject to the Audiovisual communications services Tax, may compute this tax as payments on account of VAT.

Additionally, Author`s rights should be paid by the owners of audiovisual communications services  to several institutions such as AADI-CAPIF, SADAIC, ARGENTORES, etc. The rates vary between 0.1% and 1% and are calculated on a similar basis to audiovisual communications services tax.

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

Local municipalities establish various taxes and fees such as “Safety and hygiene”, “Habilitation and inspection of structures”, “Occupation of public spaces” and “Advertising”, among others.

Telecom Argentina is subject to a radioelectric spectrum fees that are paid to the Regulatory Authority for the use of the radio spectrum.

Law No. 27,430 gradually reduces the percentage of employers’ contributions to be paid by large companies from 21% to 19.5% in 2022. It establishes a non-taxable base for calculating employers’ contributions of $ 2,400 for 2018, which will increase until reaching $12,000 in 2022 (updatable since January 2019, based on the variations of the Consumer Price Index (CPI)). The Law gradually phases out employers’ contributions creditable against VAT. Pursuant to Ministerio de Salud y Desarrollo Social - Secretaría de seguridad social General Resolution No 3-2018 of the the non-taxable base for 2019 will be $7.003,68 Argentine pesos.

The National Budget Law for the year 2019 (Law No. 27,467), published in the Official Gazette on December 4, 2018, provides that entities that provide broadcast television or physical link and/or radio electric link subscription television services, audio broadcasting, cable television signals, newspaper, magazine or periodical publishing companies or companies engaged in digital journalism, and the distributors of those publishing companies, may all calculate employer’s contributions paid in connection with the personnel engaged in said activities as tax credit on VAT. These contributions must have been accrued in the fiscal period and effectively paid at the moment of submitting the VAT return. As provided above, where the salaries that give rise to the employer’s contributions which may be calculated as tax credit on VAT are indistinctly related to other activities outside the scope of this benefit, they will be subject to the apportionment procedure. During 2018, the Company has applied a regime similar to that provided under Law No. 27,467, based on final court decisions allowing its application.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In macroeconomic terms, during year 2018, growth’s deceleration was accentuated, mainly due to the drought that affected the central agricultural area for most of the year and had a negative impact on economic activity nationwide. This situation, added to a more contractive monetary and fiscal policy, generated a decrease in the activity level.

One of the most relevant factors in the economic context was the increase of inflation levels, high interest rates and the devaluation of the Argentine peso, which affected the Argentine economy mainly during the second half of the year. However, we consider that this situation will find a breakeven point during the first half of 2019, considering the agreement reached by the government with the International Monetary Fund and the definition of new economic measures aimed at seeking market credibility and exchange rate parity stability.

The economic-financial performance of Telecom Argentina - and other companies that operate in Argentina- was not oblivious to the impact of exchange differences, especially for a company that has to make intensive investments in infrastructure, with dollarized inputs, but operates in Argentine pesos in the local market.

Despite an adverse economic context, during this period, Telecom had estimable growth levels due to its favorable operating performance registered during the last years.

We continue to ratify our commitment to the economic development of Argentina, from an investment strategic plan of US$ 5,000 destined to the deployment of infrastructure and system integration, which started in 2018.

Regarding the framework that regulates our activity, we continue accompanying the government’s vocation to extend connectivity throughout the country, which is reflected in the National Telecommunications and Connectivity Plan. We understand that the State should encourage the willingness of companies such as Telecom, with the capacity and commitment to invest in modern and powerful networks that bring high quality products and services to Argentina. This agreement confirms the efforts that the ICT sector has been making in recent years to reduce the digital gap and make connectivity available to all Argentina.

One of the main focuses of our management during this year was to consolidate the integration of the financial and operating structures of the merged companies — Telecom and Cablevisión -, in order to reinforce the position of the new company in a high competitive market.

Our efforts were aimed at providing our customers with the best offerings in terms of speed, quality, technological reliability and high-value contents, focusing on the convergence of services, the integration of the IT platform, which is indispensable to achieve the real convergence of all the services provided by Telecom available through its trademarks — Cablevisión, Personal and Fibertel - as well as the comprehensive management of our customer base.

We continued upgrading and enhancing the capacity and coverage of the fixed-mobile network throughout the country, an asset that positions Telecom as a leading ITC company in Argentina. The deployment of network infrastructure is key to the transformation towards convergent services, with international quality standards, which allows us to leverage on the content business, with Flow as the entertainment hub and comprehensive multi-device platform.

Telecom will maintain the plans for fiber optic cable laying increasingly closer to households, unifying different access technologies to improve browsing speeds and converting copper fixed networks into fiber networks or hybrid fiber-coaxial networks to offer higher connection speed and allow customers to enjoy audiovisual contents that demand high network capacity.

As to the mobile network, we will maintain our strategy to enhance network coverage, availability and capacity with the expansion of the 4G network to more locations and the extension of the 4.5G network, already available in 95% of the coverage area of Personal’s 4G network. In addition, we are preparing for the development of 5G technology which supports ultra-broadband connection, essential for the most innovative mobile applications and the growth of the connection between devices known as IoT (Internet of Things).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We are favoring the integration and synergy of our mobile and fiber optic networks, in addition to the high capacity and capillarity of the IP transport interurban network, with a new architecture that will allow the company to transport not only our own digital contents but also those of third parties.

This single network, Argentina’s most powerful and sustainable one, will allow us to expand the plan for the transformation of contents and IP video services, among which Flow is the ultimate offering.

Connectivity is no longer fixed or mobile, it is present in every aspect of everyday life and, at Telecom, we seek to boost that connectivity into mobility, from any place and from any device, as the gateway to the digital universe of individuals, companies and governments. As we have been doing over the last years, we seek to lead this process of deep transformation of behaviors, social dynamics and organizations.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2018 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	21,917	51,625	18,743	—	92,285
Operating lease obligations	1,754	1,859	427	479	4,519
Purchase obligations (2)	23,690	8,529	3,697	672	36,588
Other long-term liabilities (3)	636	362	120	187	1,305
Total	47,997	62,375	22,987	1,338	134,697

(1)          Includes P$12,973 million of future interest.

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

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

The direction and management of Telecom Argentina is vested in the Board of Directors and its executive officers. Telecom Argentina’s bylaws were amended at the Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017 providing for a Board of Directors consisting of (i) no fewer than eleven and no more than seventeen directors and (ii) the same or a lesser number of alternate members. This amendment was recorded with the IGJ on August 30, 2018.

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

On January 31, 2018 the Board of Directors organized and approved the internal rules of the Executive Committee, (the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”)) provided for in Article thirteen of our Bylaws which shall be in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the managers of the Company, the preliminary approval of plans of important significance including the Business Plan and Annual Budget of the Company, prior to its approval by the Board and also certain other duties that were previously performed by the Comité de Operaciones and the Consejo de Administración which have been eliminated. The Executive Committee is comprised of five members, all of which are required to be Directors of the Company. The Executive Committee takes all of its resolution by the unanimous vote of all its members, and in case such consent is not obtained in respect of any matter, such matter is posted for approval of the Board of Directors.

As established in the Telecom Shareholders’ Agreement between CVH and Fintech, provided that CVH holds a certain percentage of Telecom Argentina Shares, CVH shall be entitled to designate the majority of the directors, alternate directors, members of the Supervisory Committee, Executive Committee members, Audit Committee members, the CEO and any other Key Employees (other than the CFO and the Internal Auditor, who shall be designated by Fintech). CVH shall also be entitled to nominate the Chairman of the Board and Fintech to nominate de Vicechairman of the Board. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists our directors and alternate directors as of December 31, 2018 and as of the date of this Annual Report:

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Alejandro Alberto Urricelqui	Chairman of the Board of Directors	January 1, 2018
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Sebastián Bardengo	Director	January 1, 2018
Ignacio José María Sáenz Valiente	Director	January 1, 2018
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D´Ambrosio	Director	March 8, 2016
Germán Horacio Vidal	Director	January 1, 2018
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Alejo Maxit	Director	April 27, 2017
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Nicolás Sergio Novoa	Alternate Director	January 1, 2018
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
Saturnino Jorge Funes	Alternate Director	March 8, 2016
Carolina Susana Curzi	Alternate Director	January 31, 2018
Santiago Luis Ibarzábal Murphy	Alternate Director	April 27, 2017

Executive Committee.

The following table lists the members of our Executive Committee as of the date of this Annual Report:

Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Sebastián Bardengo

Damián Fabio Cassino
Germán Horacio Vidal

Alejandro Alberto Urricelqui is an Accountant with a degree from the Universidad de Buenos Aires, and has a Master’s Degree in Finance. He has been the Chairman of the Board of Directors of the Company since January 2018 and a member of the Executive Committee. He was the Chairman of Cablevisión S.A. until it was merged into the Company. During 2017, he participated in the merger process of Cablevisión S.A. and Telecom Argentina S.A. In addition, during 2006, he led the acquisition and subsequent merger of Cablevisión S.A. and Multicanal S.A. Mr. Urricelqui joined Grupo Clarín in 1990. As Chief Financial Officer, he participated in the business expansion and integration of Grupo Clarín’s media and telecommunications and in its Initial Public Offering, which took place in 2007. He was born on October 16, 1959.

Mariano Marcelo Ibáñez is a lawyer with a degree from the Universidad de Buenos Aires. He was the Chairman of the Board of Directors of the Company from March 2016 until January 1, 2018. He is currently the Vice Chairman and member of the Executive Committee. Previously, he was Director of Cablecom and as Chairman and CEO of Cablevisión S.A. He was a Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Sebastian Bardengo is graduated from the Universidad de Buenos Aires with a degree in Business Administration and has a specialization in Administration and Management from Harvard University. He has been member of the Board of Directors of the Company and a member of the Executive Committee since January 2018. He has been director of Cablevision Holding S.A. since 2008. He is currently Chairman of the Board of Director of Cablevisión Holding S.A. He has been the Manager of Corporate Business at Grupo Clarín and member of the Board of Directors of Grupo Clarín and several of its subsidiaries. Previously, he worked for more than 20 years in investment and commercial banking, including the following positions: (i) Director at Bank Boston Capital, a private equity fund with investments in Argentina, Uruguay and Chile; (b) Executive Director at Bozano Simonsen Latinamerica S.A., a leading Brazilian investment bank; (c) Founding Partner at Buenos Aires Advisors, a financial advisory and Mergers and Acquisitions firm. In addition, Mr. Bardengo was appointed as financial expert in international arbitration courts such as CIADI (Centro Internacional de Arreglo de Diferencias relativas a Inversiones) and CNUDMI (Comisión de las Naciones Unidas para el Derecho Mercantil Internacional). He was born on May 15, 1966.

Ignacio José María Sáenz Valiente is a lawyer from the Pontificia Universidad Católica Argentina and partner at the Argentine law firm Saénz Valiente & Asociados that provides services as legal counsel to the Company. He has 17 years of professional experience. Mr. Sáenz Valiente specializes in corporate law, particularly local and international acquisitions and wealth management. He currently is a member of the board of directors of various companies, including GC Dominio S.A., Cablevisión Holding S.A., Grupo Benicio S.A., Geisha Bienes Raíces S.A., Purity Polo S.A., Grupo A1 SRL, Green Armor S.A., ENVO Biogas Tonder As/p, Envo Biogas AAbenraa As/p and Telecom. He was born on December 21, 1975.

Damián F. Cassino is a lawyer from the Universidad de Buenos Aires. He is a partner at the Argentine law firm Saénz Valiente & Asociados. He has 25 years of professional experience. Mr. Cassino specializes in complex litigation and antitrust law. He currently is director and member of the Executive Committee of Telecom and a member of the board of directors of various companies, including GC Dominio S.A. He was born on January 16, 1969.

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

Luca Luciani has a degree in Economics and Trade from LUISS University (Rome). He has been a member of the Board of Directors since January 31, 2018. Luca Luciani was the Managing Director and CEO of Value Partners, a multinational Italian consultancy firm operating through a network of 250 professionals around the world, until November 2018. During 15 years, as from 1999, he built a comprehensive experience as manager of telecommunications businesses, among others: CEO of Tim Brazil, General Manager of Telecom Italia domestic business, Group controller and CFO of Tim, Vice President Marketing and Sales of TI Group and CTO of Mobile. Previously, Mr. Luciani accumulated 10 years of experience in different sectors and jobs, such as Group Controller of Enel, Manager of Procter & Gamble and consultant in Bain&Company network. He was born on November 2, 1967.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Baruki González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors of Sofora, Nortel, Telecom Argentina and Personal in April 2016 (Sofora, Personal and Nortel were absorbed by Telecom Argentina). Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes that provides services as legal counsel to the Company. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on July 29, 1967.

Alejo Maxit is an industrial engineer form Universidad Instituto Tecnológico de Buenos Aires (ITBA) and has a Master’s Degree in Corporate Finance from Universidad CEMA. He has been a member of the Board of Directors since April 2017, as proposal of ANSES-Fondo de Garantía de Sustentabilidad. He works as General Secretary at the Argentine National Social Security Administration - (ANSES). He was born on November 4, 1974.

María Lucila Romero is a lawyer from the Pontificia Universidad Católica Argentina. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She has 24 years of professional experience. She specializes in corporate law, particularly mergers & acquisitions. She has been a member of the board of directors in various companies. Mss. Romero currently serves as alternate director of GC Dominio S.A and as alternate director of Telecom. She was born on August 12, 1967.

Sebastián Ricardo Frabosqui Díaz is a lawyer at Pontificia Universidad Católica Argentina, has a Master’s Degree in Law and Economics at Universidad Torcuato Di Tella and a Master in Laws (LL.M) degree at Northwestern University. He has been an alternate director since January 2018. He is a partner at the law firm Sáenz Valiente & Asociados. He has 17 years of professional experience and specializes in Mergers & Acquisitions, general corporate consultancy, debt restructuring and capital markets. Between 2009 and 2010, he worked as foreign associate in the firms Fox, Horan & Camerini and Arnold & Porter at their respective offices in New York and Washington D.C. He was born on February 14, 1978.

Claudia I. Ostergaard is a lawyer from Universidad del Salvador. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She has 17 years of professional experience. She specializes in civil, commercial and administrative law, particularly, damage liability in litigation cases. She has been a member of the board of directors of various companies. She was born on May 29, 1974.

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

Santiago Luis Ibarzábal Murphy is a business administrator from Universidad Católica Argentina and he also has a MBA from the IESE Business School, Universidad de Navarra. He has been an alternate director since April 2017, as a proposal of the shareholders of Administración Nacional de la Seguridad Social (ANSES)-Fondo de Garantía de Sustentabilidad. He worked for Grupo Nestlé, Johnson & Johnson, Grupo Inditex and for Instituto de Vivienda de la Ciudad Autónoma de Buenos Aires. He currently is Director Ejecutivo de la Agencia Nacional de Discapacidad. He was born on August 24, 1976.

Senior Management

As of December 31, 2018, Telecom’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Carlos A. Moltini	Chief Executive Officer (“CEO”)	November 16, 2017
Roberto O. Nóbile	Deputy Director General	November 16, 2017
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory issues	November 27, 2017
Pedro L. López Matheu	Director of Government Relations, Communications and Media	June 14, 2016
Pablo C. Casey	Director of Legal and institutional	November 16, 2017

Name	Position (1)	Date of Designation
Sebastián Palla	Director of Procurement	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operating Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Pablo Esses	Chief Information Officer (“CIO”)	May 23, 2018
Gerardo Maurer	Director of Security	November 27, 2014
Fernando Cravero	Director of International Operations	March 1,2018

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

Roberto Nobile is a Certified Public Accountant with a degree from the Universidad de Buenos Aires and an AMP (Advanced Management Program) at Harvard Business School. He was appointed as General Sub - Director of the Company on November 27, 2017. Previously, he had been COO of the Company since May 2016 in charge of Marketing, Sales and Operations. Mr. Nobile has many years of experience in the telecommunications and media sector. In October 2006, he joined Cablevisión S.A., where he worked for 10 years, as COO and Deputy Managing Director. He joined Arthur Andersen in 1989. Subsequently, he worked at Honeywell as South Regional Controller (Brazil, Argentina and Chile). In 1997, he was CFO of Grupo Clarín. He was born on September 27, 1967.

Gabriel P. Blasi holds a degree in Business Administration and took post-graduate programs in Finance at Universidad del CEMA-Centro de Estudios Macroeconómicos Argentinos and at IAE (Universidad Austral). He held several managerial positions in Investment Banking and Capital Markets at Citibank and Banco Río (BSCH). Before joining IRSA Inversiones y Representaciones Sociedad Anónima, he was the CFO of Grupo Carrefour in Argentina and Goyaique S.A.C.I.F. y A. (Grupo Pérez Companc). Until 2011, he was the CFO of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A. and Alto Palermo S.A. (APSA) and held several board positions in Argentina and abroad. He is currently the Chief Financial Officer of Telecom Argentina. He was born on November 22, 1960.

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

Pablo Esses has a Bachelor´s Degree in Business Administration, graduated from Universidad de Buenos Aires. He participated in many specialization courses in management, technology and leadership at international scope in United States and Europe. He was appointed as CIO of Telecom Argentina on May 2018. He has more than 25 years of experience in Business Consulting at Coopers & Lybrand, PricewaterhouseCoopers and IBM in Latin America helping corporations to achieve competitive advantage through business transformation and innovative technology solutions across diverse industries in both national and international operations. He was born on February 22, 1967.

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

Fernando Cravero holds an undergraduate degree in Marketing, an MBA (Master in Business Administration) and a PAD (Program for Top Management) from IAE Business School (Universidad Austral). He has also attended courses at ESADE Business & Law School. In March 2018, he was appointed as Telecom Argentina’s Director of International Operations. Previously, he held the position of Operations Manager at Cablevision for seven years, and he had also been appointed Regional Manager of Operations at Multicanal in 2000. He founded a CATV company, which was sold in 1997, and has also held several positions in the financial sector. He was born on March 14, 1973.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$50,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

•                  to call ordinary or extraordinary Shareholders’ Meetings;

•                  to place items on the agenda for meetings of shareholders;

•                  to attend meetings of shareholders; and

•                  generally to monitor the affairs of Telecom Argentina.

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by (i) five members and (ii) three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2018 and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Eduardo J. Villegas Contte	Member	Accountant
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías A. Fredriks	Alternate Member	Lawyer
Delfina Lynch	Alternate Member	Lawyer
Alfredo M. Segers	Alternate Member	Lawyer

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

Pablo Gabriel San Martín has been a member of the Supervisory Committee since April 2018. He is the President of SMS Latinoamerica and Partner Director of SMS — San Martin, Suarez y Asociados. Mr. San Martín serves as Chairman of the Audit Committee of the Transnational Auditors Committee of IFAC (International Federation of Accountants.) He served as auditor at the firm Pistrelli, Díaz y Asociados (Arthur Andersen). He is a member of several professional associations and of the steering committee of several binational business chambers and professional organizations. He was a professor at the School of Economic Sciences of Universidad de Buenos Aires and Universidad del Salvador. He wrote articles on subjects within his field of expertise and is regularly invited as lecturer and guest speaker at Argentine and foreign universities.  He is a Certified Public Accountant graduated from Universidad de Buenos Aires. He was born on May 1, 1963.

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

Alejandro Héctor Massa has been a member of the Supervisory Committee since April 2018. He was a partner of Deloitte & Co SRL from 1999 to 2017, after Morgan Benedit y Asociados became a member of Deloitte. He is a member of the Argentine Fiscal Association and was a member of the International Fiscal Association. He was a professor at courses and graduate studies in the School of Economic Sciences of Universidad de Buenos Aires, at graduate studies in Universidad Austral located in Rosario, and he served as author and speaker about subjects within his field of expertise. He is a Certified Public Accountant graduated from Universidad de Buenos Aires. He was born on November 3, 1954.

Eduardo Javier Villegas Contte has been a member of the Supervisory Committee since April 2018. Mr. Villegas Contte served as Director of Internal Audit at AySA, Corporate Finance Manager at Grupo Metropol, General Manager at Aguas de Balcarce SA, Director of Administration and Finance at Metrogas SA. He worked at Pistrelli, Díaz y Asociados (member of Arthur Andersen & Co) and at Arthur Andersen & Co in Spain and Italy. He is a Certified Public Accountant graduated from Universidad de Buenos Aires. He also graduated from the Executive Development Program at Kellogg School of Management, Northwestern University — Chicago — USA. He was born on November 22, 1955.

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

Rubén Suárez has been an alternate member of the Supervisory Committee since April 2018. He is a Director at SMS Latinoamerica and a Founding Partner of SMS — San Martin, Suarez y Asociados. He was a professor at the School of Economic Sciences of Universidad de Buenos Aires and Universidad del Salvador. Permanent and alternate statutory auditor and member of the Supervisory Committee of other Argentine companies. He served as auditor at the firm Pistrelli, Díaz y Asociados (Arthur Andersen). He is a Certified Public Accountant graduated from Universidad de Buenos Aires. He was born on January 14, 1961.

Matías A. Fredriks has been an alternate member of the Supervisory Committee since April 2018. He is a partner of the firm Sáenz Valiente & Asociados. Mr. Fredriks is a lawyer graduated from Universidad Nacional de La Plata and holds a Postgraduate Degree in Administrative Law from Instituto de Estudios Judiciales de la Suprema Corte de Justicia de la Provincia de Buenos Aires and a Master’s Degree in Human Resources Management from Instituto de Empresa 1991/1992-Madrid-Spain. Before joining the firm Sáenz Valiente in 1994, Mr. Fredriks worked as a lawyer in the Corporate and Legal Advisory division of the firm “PRICE WATERHOUSE & Co.”, as an advisor of “Unión de Industriales de Quilmes”, of “Instituto de Previsión Social de la Provincia de Corrientes”, and of “Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires”. He worked on takeovers and transfers in several privatizations such as “Yacimientos Carboníferos de Río Turbio” and “Centrales Térmicas de Generación de Energía Eléctrica del Noreste Argentino”. In addition, he worked as Director of Labor Affairs of the Liquidation Commission of Empresa Nacional de Telecomunicaciones. Since he joined the firm Sáenz Valiente, he has worked in several litigation areas, being responsible for the department in charge of labor, trade associations and trade unions matters. Mr. Fredriks has served as director and statutory auditor at several companies before being appointed as an alternate member of the Supervisory Committee. He was born on August 27, 1964.

Delfina Lynch has been an alternate member of the Supervisory Committee since April 2018. She is an associate of the law firm Errecondo, González & Funes. She is also an alternate member of the supervisory committee of other Argentine companies, mainly in the energy sector. Mrs. Lynch graduated as a lawyer with honors from Universidad Católica Argentina. She is a member of the Bar Association of the City of Buenos Aires. She was born on April 21, 1991.

Alfredo Mario Segers has been a member of the Supervisory Committee of Telecom Argentina S.A. since April 2018. He graduated as a lawyer from Universidad Austral and conducted part of his studies at the University of California, Hastings College of the Law. Mr. Segers obtained a Masters’ Degree in Economic and Business Law from Universidad Católica Argentina and has been a member of the Bar Association of the City of Buenos Aires since 2012. He was born on September 13, 1986.

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

The aggregate compensation paid by Telecom to the members of the Board of Directors and the Supervisory Committee, acting since April 25, 2018, and the executive officers described under “—Senior Management” above, was approximately P$209 million for the year ended December 31, 2018.

As of December 31, 2018, the accrued compensation to the members of the Board of Directors and Supervisory Committee in connection with their duties performed since April 25, 2018 was approximately P$83 million and P$12 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2019.

As of the date of this Annual Report, compensation paid as advance payments to members of the Board of Directors and Supervisory Committee acting since April 25, 2018 was P$36 million and P$7 million, respectively. Those advance payments were authorized by the Annual Ordinary Shareholders’ Meeting held on April 25, 2018 and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2019, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

Compensation for the executive officers described under “—Senior Management” above, amounted to approximately P$324 million for the year ended December 31, 2018 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which approximately P$167 million were paid as of December 31, 2018.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation corresponds with the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Amounts detailed below are determined in terms of the currency of the transactions dates.

During the year ended December 31, 2018, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

On May 11, 2018, Productive Financing Law No. 27,440 was published in the Official Gazette. This law established several amendments to the Capital Markets Law No. 26,831 regarding the extent of the powers of the CNV; the exercise of preemptive rights on shares offered through public offering in the case of capital increases; private placements; public tender offers; the jurisdiction of the federal commercial courts of appeals to review the resolutions issued or sanctions imposed by the CNV, among other amendments.

With regard to public tender offers, under the previous regime, the offeror was obliged to formulate a “fair” price to be fixed by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by Law No. 27,440 to the Capital Markets Law, the obligation is objective and consists in offering the higher of two existing prices: the price that the offeror would have paid or agreed during the 12 months immediately preceding the first day of the public tender offer period, and the average price of the securities subject to the offer during the semester immediately preceding the date of the announcement of the transaction under which the change of control is agreed upon.

On December 28, 2018 CNV Resolution 779/2018 was published in the Official Gazette through which the CNV Rules were modified in relation to public tender offers.

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

Executive Committee

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members and be in charge of Telecom Argentina’s day-to-day affairs, in each case under the supervision of the Board of Directors. The Board of Directors decided to appoint an Executive Committee on January 1, 2018. On January 31, 2018 the Board of Directors approved the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”) and on that date the Executive Committee started functions. The Executive Committee members are: Alejandro Alberto Urricelqui, Damián Fabio Cassino, Sebastián Bardengo, Mariano Marcelo Ibáñez y Germán Horacio Vidal.

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

On Januay 1, 2018, Telecom Argentina´s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D´Ambrosio as members of Telecom Argentina´s Audit Committee and they were reelected both as Board members and as Audit Committee members at the Shareholders´ Meeting and at the Board of Directors´ Meeting held on January 31, 2018, respectively and as Audit Committee members at the meeting of the Board of Directors held on April 25th, 2018. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee financial expert under SEC guidelines.

Under SEC and NYSE regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal qualify as independent directors. Under CNV regulations, only Mr. Harrison and Mr. D’Ambrosio qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2019 has not yet been held. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal.

Pursuant to the Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2018, a budget of P$4,000,000 was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2019 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at Telecom, and the creation of a Risk Management Committee as of the date of issuance of this Annual Report. The Committee is chaired by the CEO, and is composed by Senior Managers and the Chief Audit & Compliance Officer, led and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function (at the managerial level), whose responsible person also serves as Secretary of the Risk Management Committee and reports to the CFO.

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

Telecom Argentina has different action plans that endeavor to mitigate, in whole or in part, high impact risks for Telecom. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of the Telecom Group.

Employees and Labor Relations

Following the Merger, our employees are represented by different trade unions and labor organizations, including FATEL (Argentine Federation of Telecommunications) and FOEESITRA (Argentine Federation of Workers, Specialists and Employees of the Telecommunications Industry and Services), both federations are comprised of different trade unions, UPJET (Union representing the Senior Staff of Telecommunication Companies), FOPSTTA (Argentine Federation of Unions representing the Technical and Supervisory Staff of Telephone Companies) and CEPETEL (Union of Telecommunications Professionals), associations that represent senior and professional staff and SATSAID (Argentine Union of Television, Audiovisual, Interactive and Data Services), a single union that represents both workers and the senior staff, as well as unions representing trade employees, traveling salespeople, announcers and press workers.

Telecom Argentina, as surviving company of Cablevisión, fosters freedom of association and complies with the different collective bargaining agreements executed by the latter with SATSAID, SAL and the different unions that represent press workers.

In addition, Telecom actively promoted communication with all trade unions and with the different stakeholders involved, creating formal and informal communication channels, at national and local level, with union leaders and internal committees. It encouraged and fostered working in shared spaces with all the trade unions, convening joint and ongoing work meetings to address the following topics: Occupational Health and Safety, the Environment, Training, Diversity and Occupational Guidance and Work Organization. All the union representations attended and actively participated in those meetings.

We conducted wage negotiations with all the trade unions aiming to adjust salaries to the significant increase in inflation rates. Wage negotiations were conducted in a peaceful environment and we were not the object of strikes or other direct action measures. Collective bargaining agreements were executed with the Argentine Association of Cable Television for the employees represented by SATSAID and SAL, and directly with the Trade Union Unity that groups the different telephone trade unions (FATEL, FOEESITRA, FOPPSTA, CEPETEL), UPJET and press worker unions.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Obligations or capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee:

• Alejandro Urricelqui: 310,445 Class B shares

• Mariano Ibáñez: 4,370 ADR´s

• Ignacio Saenz Valiente: (indirectly) 11,925 Class B shares and 450 ADR´s.

• Damián Cassino: 1,300 ADRs

• Baruki González: 32,500 ADRs

• Saturnino Funes: 25,497 Class B shares

• Pablo G. San Martín: 4,350 Class B shares

Mr. Roberto Nobile holds 7,000 Class B shares of Telecom Argentina, Mr. Gabriel Blasi holds 3,500 ADR’s of Telecom Argentina, Mr. Fernando Cravero holds 20,000 Class B shares and 1,200 ADR´s, Mr. Pablo Esses holds 1,150 ADR´s and Mr. Héctor D. Cazzasa holds 500 ADR´s. No other member of Telecom Argentina’s senior management holds obligations or capital stock of Telecom Argentina.

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

The remaining 4,593,274 Class C Shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which has been lifted. Therefore, the General Ordinary and Extraordinary and Special Class C Shares Meetings held on December 15, 2011 approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class C ordinary shares into an equal quantity of Class B ordinary shares in one or more tranches. As a result, 4,382,408 Class C Shares have been converted to Class B Shares in eleven tranches. As of the date of this Annual Report, the outstanding number of Class C Shares is 210,866.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2018, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Fintech Telecom LLC	683,856,600	100.00%	31.53%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	38.25%	11.34%
Treasury Shares	15,221,373	2.37%	0.70%
Others (2)	381,935,048	59.38%	17.61%
Class C Ordinary Shares:
Others	210,866	100.00%	0.01%

Class D Ordinary Shares:
Cablevisión Holding S.A	406,757,183	48.33%	18.75%
VLG S.A.U.	434,909,475	51.67%	20.06%

(1)    Represents the respective percentage over the total of Telecom Argentina’s ordinary shares, regardless of their class.

(2)    Includes 186,999,612  Class B Shares in the form of ADSs owned by Fintech representing 29.07% of total Class B Common Shares (including Treasury Shares) and 8.62% of Telecom Argentina’s total capital stock.

As of December  31, 2018, there were approximately 65.9 million American Depositary Shares outstanding (representing rights to 329.5 million Class B Shares or 52.48% of total Class B Shares, excluding Treasury Shares). Further, as of December 31, 2018, there were approximately 74 registered holders of American Depositary Shares in the United States and approximately 18,000 holders of Class B Shares in Argentina.

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

In turn, Nortel’s capital stock was comprised of (i) shares of common stock (78.38% of Nortel’s total capital stock) all of them owned by Sofora, and (ii) Preferred Series B shares (21.62% of Nortel’s the capital stock), without voting rights. As of November 30, 2017, 100% of Sofora’s shares were owned by Fintech Telecom LLC (see “Amortization of Sofora Shares”). On November 30, 2017, pursuant to the Reorganization, Sofora, Nortel and Telecom Personal merged into Telecom Argentina.  After giving effect to the Reorganization, Fintech Telecom LLC became a direct holder of 34.64% of Telecom Argentina’s total capital stock (equivalent to 35.190 of its outstanding capital).

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

Amortization of Sofora Shares

In March 2017, in two tranches Sofora accepted WAI’s offer to amortize 140,704,640 shares of Sofora owned by WAI, representing 32% of Sofora’s capital stock, in accordance with the provisions of Sections 223 and 228 of the GCL. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora ($140,704,640), and to issue to WAI one or more dividend certificates (“Class “A” Bonos de Goce”) evidencing WAI’s right to receive US$461.3 million out of any dividends paid by Sofora going forward.

On May 23, 2017, Sofora amortized 74,749,340 of its shares owned by WAI, representing 17% of Sofora’s capital stock. Sofora paid WAI $74,749,340 and issued a Class “A” Bono de Goce to WAI which granted the holder the right to receive US$ 245.0 million out of any dividends paid by Sofora thereafter.  In connection with that amortization, all members and alternate members of the Board of Directors and of the Supervisory Committee of Telecom Argentina, Personal, Nortel and Sofora that had been appointed by WAI tendered their resignations. On May 23, 2017, WAI and Fintech terminated the effect of the clauses related to the governance to Telecom under their shareholders’ agreement related to Sofora. As of June 22, 2017, Sofora amortized all of its shares previously held by WAI and it ceased to be a shareholder of Sofora. As a result, the shareholders’ agreement among the Sofora shareholders terminated by its terms. On June 6, 2017, our shareholders appointed two directors, two alternate directors, one member of the Supervisory Committee and one alternate member of the Supervisory Committee to complete the term of duties of the resigning members and alternate members of our Board of Directors and our Supervisory Committee.

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

Our bylaws as amended by the Shareholders´ Meeting held on May 23, 2017 were registered with the Inspección General de Justicia on March 21, 2018.

The Reorganization was conditioned on regulatory approvals by ENACOM, all of which were obtained by November 24, 2017. The Reorganization became effective on December 1, 2017.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

As a result of the Reorganization, Telecom Argentina succeeded in all rights, obligations and responsibilities of any nature to Personal, Sofora and Nortel, which were dissolved without liquidation. Telecom Argentina assumed all of Sofora’s obligations under the Class “A” Bonos de Goce and all of Personal’s obligations under the notes issued under its Notes Global Program. As of the date of this Annual Report, the Class “A” Bonos de Goce have collected the full amount of dividends to which they were entitled. Personal’s Series I, II, III and IV notes were paid in full on their due date.

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

Telecom Argentina did not issue any new Class B Common Shares or Class A Common Shares in connection with the Reorganization.

The Merger

On June 30, 2017, Telecom Argentina and Cablevisión executed a preliminary merger agreement providing that Telecom Argentina would absorb Cablevisión, in accordance with the provisions of Sections 82 and 83 of the GCL, subject to prior satisfaction or waiver of certain conditions stated in the Preliminary Merger Agreement, including certain regulatory approvals (the “Merger”).

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

Pursuant to the terms of the Merger, and to the provisions of Section 83, item c) of the GCL, the holders of one common share of Cablevisión S.A. received 9,871.07005 new common shares of Telecom Argentina, an exchange that was considered fair from a financial perspective by two independent valuation experts.

On July 7, 2017, Fintech Telecom, certain of its affiliates and CVH entered into an agreement, including provisions relating to our governance, which would become effective upon the Merger becoming effective, and provisions regarding share transfers and other matters that became effective immediately. See “—The Telecom Shareholders’ Agreement.”

In addition, Fintech Telecom and certain of its related parties entered into an Option Agreement, dated July 7, 2017 with CVH, which provided CVH the option to purchase, directly or indirectly, 13.51% of the total outstanding capital of Telecom Argentina (after giving effect to the Reorganization but prior to the Merger), which could be exercised until the earlier of: i) 60 days after the regulatory approval of the Merger; (ii) five business days prior to the effective date of the Merger and (iii) July 7, 2018. On October 5, 2017, CVH made an advance payment of the call option price for an aggregate amount of US$634,275,282. On December 27, 2017, CVH exercised the call option and, upon the effectiveness of the Merger, became the owner of additional shares issued by Telecom Argentina.

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

We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the legal absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquiree.

The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were:

(i)    the relative voting rights in the surviving entity (55% for the former shareholders of Cablevisión and 45% for the former shareholders of Telecom);

(ii)   the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive);

(iii)  the relative fair value assigned to Cablevisión and Telecom; and

(iv)  the composition of the key senior management of the surviving entity.

Accordingly, Cablevisión’s assets and liabilities were recognized and measured in the consolidated financial statements at their pre-Merger carrying amounts, while the identifiable assets and liabilities of Telecom Argentina were recognized at fair value as of the Merger effective date. Goodwill resulting from the application of the acquisition method was measured as the excess of the fair value of the consideration paid over the net fair value of Telecom Argentina’s identifiable assets and liabilities. The retained earnings and other equity balances recognized in the consolidated financial statements of the combined entity are the sum of the respective amounts of the individual financial statements of Telecom Argentina and Cablevisión immediately before the Merger (with some exceptions (see Note 4.a) to our Consolidated Financial Statements.

Financial figures are restated in terms of the current currency of December 31, 2018.

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

•      FTL and CVH have undertaken to execute a voting trust agreement (the “Voting Trust Agreement”) pursuant to which each (i) will deposit certain shares (in the case of CVH’s shares, the “Class D Trust Shares” and in the case of FTL’s shares, the “Class A Trust Shares”) in a voting trust (the “CVH Voting Trust”), which, when added to the shares held by CVH, will exceed fifty percent (50%) of the outstanding shares, and (ii) will appoint a co-trustee who will be designated to vote the shares in accordance with the terms of the Voting Trust Agreement. The CVH Voting Trust will cause its shares to be voted pursuant to the instructions of the CVH co-trustee, except with respect to certain veto matters, in which case the FTL co-trustee will determine how the shares subject to the Voting Trust will be voted. As of the date of issuance of this Annual Report, the Voting Trust Agreement is in the process of formalization;

•      The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17.  Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;

•      Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and all key employees of Telecom and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;

•      An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our statutory audit committee and three members of our statutory supervisory committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the statutory audit committee and two members of the statutory supervisory committee;

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

•      In the event that a tender offer (oferta pública de adquisición) was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger Effective Date) representing up to 2% of Telecom’s total capital stock, see “Public tender offer due to change of control”;

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

Public Tender Offer due to change of control

On June 21, 2018, the Company was informed of the promotion and formulation by CVH (or the “Offeror”) of a Mandatory Public Tender Offer (“PTO”) for all the Class “B” common shares issued by Telecom Argentina listed on Bolsas y Mercados Argentinos S.A. (“BYMA”) (including the Class “C” common shares issued by Telecom Argentina that might be converted into Class “B” common shares within the stipulated term) (the “Shares”, or in singular, the “Share”), which CVH was obliged to launch as a result of the change of control in the Company. CVH attached a copy of the public announcement of the PTO, pursuant to applicable regulations, which was published in Diario Clarín on June 23, 24 and 25 and in BYMA’s Daily Bulletin on June 21, 2018 (the “PTO Announcement”).

In said PTO Announcement, CVH informed that, notwithstanding the fact that Fintech Telecom LLC is not obliged under the applicable regulatory framework to promote, formulate or launch a PTO and that it has not taken part in the determination or formulation of any of the terms and conditions of the PTO, pursuant to the shareholders agreement executed between the shareholders of Telecom Argentina, Fintech Telecom LLC has undertaken to pay for and acquire 50% of the shares tendered under the PTO (notwithstanding CVH’s right to acquire by itself the first 43,073,760 Class “B” shares).

The price offered in the PTO Announcement for the Shares not directly or indirectly held by CVH or Fintech Telecom LLC tendered by their holders for its acquisition during the Offer Reception Period was One Hundred Ten Pesos and Eighty-Five Cents (Pesos 110.85) per Share (less any cash dividend per share as may be payable by Telecom Argentina from the date of the PTO Announcement to the date of actual payment of the PTO price and other expenses such as fees for transfer, rights, fees, commissions, taxes, rates or contributions) (the “PTO Price”), which will be paid in pesos in Argentina.

On July 5, 2018, the Board of Directors of Telecom Argentina, in compliance with the provisions of article 3 c), Chapter II, Title III of the Rules of the CNV, issued a favorable opinion on the adequacy of the Offer Price of Ps. 110.85 per Class B Share, under the requirements of Argentine law, and recommended that holders of Class B Shares make their decision to accept or reject the PTO depending on whether the trading price of the Class B Shares, in the volume that each investor intends to sell at that time, is below or above the PTO Price, respectively.

On September 21, 2018, the Company received a notice from CVH informing the issuance of a resolution on September 20, 2018, in the case of “Cablevisión Holding S.A. against/National Securities Commission s/Precautionary Measures” Expte. 7998/2018 in process in the Federal Civil and Commercial Court No. 3, pursuant to which, as an interim precautionary measure, the CNV must refrain from issuing and ruling on the authorization of the PTO promoted and formulated by CVH on the June 21, 2018, until the precautionary measure requested is resolved once the provisions of art. 4 of the Law No. 26,854 are fulfilled.

On November 28, 2018, CVH notified the Company of the decision issued on November 27, 2018 in the case “Cablevisión Holding S.A. v. Comisión Nacional de Valores s/Precautionary Measures” File 7,998/2018, pending before Federal Civil and Commercial Court No. 3, whereby the Court deemed accepted (as a requirement of admissibility) the bond required under the decision rendered on November 1, 2018, which had granted the request filed by CVH. It ordered, as a precautionary measure  (injunction), CNV to refrain from issuing any decision on the authorization of the PTO submitted and formulated by CVH on June 21, 2018, for a period of six months. The CNV has appealed this decision, which is still pending.

As of the date of this Annual Report, the terms of the PTO have not been approved yet by the CNV.

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

Transactions with related parties of Grupo Clarín for the year ended December 31, 2018 resulted in income for telecommunication services rendered by us of approximately P$124 million and expenses for services received of approximately P$2,913 million.

Transactions with other related parties resulted in income of P$48 million as of December 31, 2018. Additionally, Transactions with other related parties resulted in expenses of P$24 million as of December 31, 2018.

As of December 31, 2018, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Legal Proceedings

We are parties to several civil, tax, commercial, labor and regulatory proceedings and other claims that have arisen in the ordinary course of business. As of December 31, 2018, Telecom has established provisions, excluding asset retirement obligations, in an aggregate amount of P$3,716 million to cover potential losses related to these claims and proceedings in its Consolidated Financial Statements included under liabilities. In addition, as of December 31, 2018, the Company had P$155 million deposited in its bank accounts and restricted for some judicial proceedings.

See Note 18 to our Consolidated Financial Statements for additional information.

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

Said Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay —the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc.). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

After the Argentine Supreme Court of Justice’s ruling and until the date of issuance of this Annual Report, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically —as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

2. Criteria for determining the relevant profit to calculate compensation: ruling of the Civil and Commercial Federal Proceedings Court in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Parota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

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

As of December 31, 2018, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of issuance of this Annual Report.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

•                  Former sales representative claims of Personal and Nextel

Former sales representatives of Personal and Nextel have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. The Company´s Management believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in lower amounts than those claimed. As of the date of issuance of this Annual Report, some legal actions are in the discovery phase and with expert opinions in progress.

The Company’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on the Company’s results and financial position.

•                  Federación Argentina de las Telecomunicaciones and others against Telecom Argentina S.A. in relation to worker shareholding participation

Additionally, on June 3, 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

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

On December 20, 2017, the Court of First Instance on Labor Matters No. 19 dismissed the claim on the grounds that the claimant lacks of active legitimization because it is an individual claim, not a collective one. The claimant filed an appeal, which is pending before Chamber 7 of the Court of Appeals.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

Telecom Argentina’s compliance with the regularization regime generated recognition of a debt owed to AFIP in the amount of P$38 million (nominal value) payable in 120 monthly installments at an annual interest rate of 9%. Telecom Argentina also recognized a debt for legal fees in connection with these regularized processes in the amount of P$14 million (nominal value). The value of both liabilities has been set forth under the captions “Income Tax Payables” and “Other Liabilities” classified by the nature and due date of each liability. As of December 31, 2018, such liabilities amounted to P$2 million and P$4 million, respectively.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

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

More recently, the Argentine Supreme Court of Justice applied a similar criteria to the 2010, 2011 and 2012 fiscal years in the cases “Distribuidora Gas del Centro”, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis, such as 2002.

According to the above-mentioned new legal background of which Telecom Argentina had knowledge during 2015, and after making the respective assessments, in fiscal year 2015, 2016, 2017 and 2018 Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal year 2009, 2010, 2011, 2012 and 2013 estimated in an amount of P$722 million plus interests, alleging that the lack of application of the income tax inflation adjustment is confiscatory.

As of the date of this Annual Report, the actions for recourse filed are pending of resolution by the AFIP. However, Telecom Argentina’s management, with the assessment of its tax advisor, considers that the arguments presented in this recourse follows the same criteria as the established by the Argentine Supreme Court of Justice jurisprudence mentioned above, among others, which we believe should allow Telecom Argentina to obtain a favorable resolution of the actions for recourse filed.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and Telecom Argentina recorded a non-current tax credit of P$818 million as of December 31, 2018. For the calculation of the tax credit, Telecom Argentina has estimated the amount of the tax determined in excess for all fiscal years not covered by the statute of limitation (2009-2017), weighting the likelihood of certain variables according to the jurisprudential antecedents known until December 31, 2018 Telecom Argentina’s management will assess the AFIP’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to at least annually remeasure the tax credit recorded.

•                  Additional rate for the “Impuesto a la Renta Comercial, Industrial o de Servicios” (Tax on Commercial, Industrial or Services Revenues or “IRACIS”)

On April 5, 2017, a subsidiary of the Company received a notice from the Under-Secretary of Taxes of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional IRACIS rate on the retained earnings of the companies merged in 2014.

The Company´s subsidiary considers that it has strong arguments to support its position, but no assurance can be given on the final outcome of this claim.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Telecom Argentina has recorded provisions that it deems sufficient to cover the abovementioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (P$9,380) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2018. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately P$62 million as of December 31, 2018.

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

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal’s Management believes that it has strong legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18. On August 15, 2017, Personal received a note for the differences owed, and on August 31, 2017 presented the corresponding administrative note. However, it cannot be assured that such arguments will be accepted by the ENACOM.

The difference resulting from both sets of liquidation criteria is of approximately P$717 million since October 2016, plus interests as of December 31, 2018.

On February 27, 2018, Resolutions Nos. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard.

As of the date of issuance of this Annual Report Telecom has submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May 2018), and has paid (under protest) the respective amounts. It also started to comply with, as from September 2018, the filing and payment (under protest) of the corresponding affidavits.

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

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (Resolution No. 1,122), which set out that Mobile Operators providers of audiotext and mass calling Value Added Services may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order those providers. In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

On March 22, 2017, Personal’s Management, with the assistance of its legal advisors and due to its solid grounds, filed an administrative appeal against Resolution No. 1,122 before the former Ministry of Communications. In addition, Personal has brought legal actions to safeguard its rights.

On the other hand, it should be noted that the Company has renewed the commercial agreements with most of the providers of these contents, which are still in force.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

On September 29, 2017, the ENACOM notified Personal with ENACOM Resolution No. 2,408/17, whereby it rejected the reconsideration appeals filed by Movistar and Claro against Resolution No. 1,122, and the suspension of the effects of said resolution requested by Personal, Movistar and Claro. In addition, in the same act, it rejected the reconsideration appeal filed by Personal against ENACOM Note No. 29/17 (in connection with the supplier MOVICLIPS). The appeal filed by Personal against Resolution No. 1,122 with the former Ministry of Communications is still pending resolution.

•                  Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010, having cable television operators to adjust such amount semi-annually and inform the result of such adjustment to such Office.

Notwithstanding the foregoing, it should be noted that as of the date of this Annual Report, according to the decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). Upon being notified to the SCI and the Ministry of Economy on September 12, 2011, such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision issued by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which has also been dismissed.

Between March 2011 and October 2014 were published in the Official Gazette successive resolutions based on Res. 50/2010 that regulated the prices that Cablevisión should charge in those months to users. These resolutions were challenged and are suspended due to the aforementioned injunction.

On September 23, 2014, the Court issued a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Federal Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all the claims relating to this matter are pending before the Federal Court of Mar del Plata. The judge has not yet ordered discovery proceedings in respect of the main claim, “La Capital Cable v. National Government s/ Ordinary Proceeding”.

Decisions made on the basis of this Annual Report shall consider the potential impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s Annual Report should be read in light of such uncertainty.

The Company´s Management, with the assistance of its legal advisors, considers that it has strong arguments for its defense.

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

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

In February 2009, Telecom Argentina received a notification from the Argentine national environmental agency requesting that Telecom Argentina be registered in the National Registry of Generators and Operators of Hazardous Waste. In March 2009, Telecom Argentina filed a request for administrative review seeking to obtain rejection of the agency’s notification. As of the date of this Annual Report, there has yet to be a resolution on the matter. Notwithstanding that the said order has not yet been resolved, we cannot guarantee that the order will be canceled or that a similar order will not be initiated.

Moreover, from the merger between the former - Cablevision S.A. and the former Telecom Argentina S.A., Telecom Argentina is conducting a review of its operating processes and is carrying out registrations with the environmental agencies of some of its establishments, taking into account the activity developed within them. Based on the information available to us, we believe that the environmental proceedings and the registration of some of the Telecom Argentina´s establishments will not have a significant impact on our financial position, results of operations and cash flows.

Considering the evolution Secretaría de Medio Ambiente  related agencies, Telecom Argentina is in the process of reviewing its interpretation in relation to the registration as a hazardous waste generator that in any case will refer to a reduced number of materials that we use in our operations. Based on the information available to us, we believe that the environmental proceedings and the potential registration of Telecom Argentina as a hazardous waste generator will not have a significant impact on our financial position, results of operations and cash flows.

•                  Task Solutions against/ Telecom Personal S.A. S/ Ordinario and Task Solutions against/Telecom Argentina S.A. S/ Ordinario

Task Solutions S.A., a company whose main activity was the contact center, promoted a lawsuit against Telecom Argentina and Telecom Personal, claiming the amount of $408,721,835 for damages and losses suffered during the contractual relationship between those companies, as well as the non-renewal of the relationship between them. Task Solutions S.A. maintains that its only contractual relationship was with the defendant companies and that the non-renewal of their relationship caused its cessation of payments. On August 27, 2018, the claims were answered, the facts and the compensation claimed were denied and the Company requested the unconstitutionality of the punitive damages claimed. The Company reproved the amounts already paid in relation to labor items. Likewise, a claim was made for the amounts that eventually will have to be paid for that same concept in the future. Such estimation may be modified in relation to the proof that is produced in the case.

As of December 31, 2018, the Company’s Management, with the assistance of its legal advisors, has established provisions that it considers sufficient to cover the risks arising from the judgments indicated, taking into account the arguments and jurisprudential background available at the date of issuance of this Annual Report.

•                  Claim for damages between Supercanal Holding S.A. and Cablevisión

Multicanal has filed several legal actions seeking the nullity of: i) all the ordinary shareholders’ meetings held by Supercanal Holding S.A. from the year 2000 until February 2018; and ii) the sureties granted by Supercanal S.A. securing bank loans granted exclusively for the benefit of the controlling group of Supercanal Holding S.A. (Grupo Uno S.A. and its affiliates). In addition, a legal action was filed seeking the dissolution and liquidation of Supercanal Holding S.A. together with a legal action seeking the removal of all the members of the Board of Directors and the Supervisory Committee and the dissolution of Supercanal Capital N.V. Supercanal Holding S.A. On March 29, 2000 Supercanal Holding S.A. filed for concurso preventivo (judicial restructuring proceedings) with National Court of First Instance on Commercial Matters No. 20, Clerk’s Office No. 40, and the proceedings began on March 27, 2001.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Upon the revocation of an injunction initially granted in favor of Multicanal S.A. in the case entitled “Multicanal S.A. c/Supercanal Holding S.A. s/sumario”, where it sought to nullify the January 25, 2000 Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. where it was resolved to reduce the capital stock of Supercanal Holding S.A. to $12,000 pesos and a subsequent increase thereof to $83,012,000 pesos, Multicanal S.A. was notified on December 12, 2001 of the filing by Supercanal Holding S.A. of a claim for the damages allegedly caused to it by the issue of the injunction that was subsequently revoked. The alleged damage is that the suspension of the effects of the meeting of January 25, 2000 would have led Supercanal Holding S.A. to suspend payments. Multicanal S.A. answered to such claim by denying all liability on the grounds that Supercanal Holding S.A.’s inability to pay its obligations when due had begun before the date of the suspension of the shareholders meeting according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent the capitalization of Supercanal Holding S.A. through other alternative means. Based on the factual and legal findings of the case, Cablevisión, as Multicanal’s continuing company considers that the claim should be rejected in its entirety, and that the legal costs should be borne by the plaintiff. The case is in the discovery period. In addition, the court of First Instance has dismissed Supercanal Holding S.A.’s request that it be allowed to sue without paying court fees or costs and that decision has been confirmed by the National Court of Appeals.

On June 15, 2018, Telecom Argentina, Grupo Clarín, Supercanal and América TV executed a settlement agreement in order to terminate the claims existing among the parties. Those companies executed a framework agreement whereby, among other issues, América TV expressly waived its claim for the exhibition of its signals “América TV” and “A24” in Cablevisión’s (now Telecom Argentina’s) programming grid, waiving its right to bring any claims in that regard and recognizing that it has nothing to claim against Telecom Argentina for any other cause as of the date of the agreement. In addition, a share transfer agreement was executed whereby Telecom Argentina -in its capacity as successor of Cablevisión-absorbing company of Multicanal- assigned in favor of Supercablecanal S.A. the shares- and all the rights inherent to them- it holds and owns in Supercanal and Supercanal Holding S.A. as of the date of execution of the agreement. Pursuant to the settlement agreement, the parties have agreed that all costs of the proceedings shall be borne by Supercanal S.A.

•                  Resolution No. 16,765 of the CNV

On March 16, 2012, CNV issued Resolution No. 16,765 whereby it ordered the conduction of a preliminary investigation (sumario) against Cablevisión, its directors and members of the Supervisory Committee for an alleged failure to comply with its reporting duties. The CNV considers that this deprived investors of the possibility to become fully aware of the decision issued by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” (which as of this date has been resolved) and that a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010 would not have been disclosed.

On April 4, 2012, the Company filed a response requesting that its defenses be sustained and that all charges against it be dismissed. The discovery stage has been closed and the legal brief has been submitted.

The Company and its legal advisors believe that the Company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of the preliminary investigation proceeding will be favorable.

•                  Resolution No. 17,769 of the CNV

On August 28, 2015, Cablevisión was served notice of Resolution No. 17,769 dated August 13, 2015 whereby the CNV the conduction of a preliminary investigation (sumario) against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation relating to the registration of the authorities appointed in the General Meeting of Shareholders of Cablevisión held on April 30, 2000 and the update of the particulars of its registered office in the Autopista de Información Financiera.

On January 20, 2016, the preliminary hearing was held pursuant to Section 138 of Law No. 26,831 and Section 8, Subsection b.1. of Section II, Chapter II, Title III of the Regulations (amended text of 2013).

The Company and its advisors believe that same has strong arguments in its favor on this matter, but no assurance can be given that the outcome of the preliminary investigation proceeding will be favorable.

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

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by Section 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

This claim is at a preliminary stage as of the date of issuance of this Annual Report. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

In connection with this lawsuit, the Secretariat of Commerce canceled the registration of CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA, therefore, the Company is awaiting the resolution of the intervening court.

The plaintiffs are seeking damages for unspecified amounts. Although the Company believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

ii) Lawsuit against Personal on changes in services prices:

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement to certain customers — Abono Fijo - of an amount of a period of two months since the alleged inconsistencies of the plaintiff.

The Company’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

The Company answered the complaint and made a proposal that was rejected by the Supreme Court of Justice of the Nation, which ordered that the case continued in commercial courts. The cause was open to trial and the parties are producing the evidence offered.

The Company’s Management considers that there are strong arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Telecom’s results and financial position.

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

This claim is substantially similar to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of this Annual Report, this claim is at preliminary stage since the demand notifications of everyone involved have not yet been finalized.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Telecom believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

iv) Claim by “Asociación por la Defensa de Usuarios y Consumidores c/Telecom Personal S.A.”:

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers. The claim is currently about to dictate sentence.

In 2015 the Company took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator. Currently it is pending judgment.

The Company’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

v) Claim by Trade Unions for Union Contributions and Payments

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH and the Union of telephony workers and employees of Tucumán (Sindicato de Obreros y Empleados Telefónicos de Tucumán) filed 7 legal actions against Telecom Argentina claiming the union contributions and payments set forth in the respective Collective Bargaining Agreements (“CBA”) corresponding to the third party employees rendering services to Telecom Argentina, for the not prescribed term of 5 years, plus the damages caused by the lack of payment of such items. (The items claimed are the Special Fund and the Solidarity Contribution).

The unions mentioned sustain that Telecom Argentina is jointly liable for the payment of the above-mentioned contributions and payments, based on the provisions of sections 29 and 30 of the Labor Contract Law and the nonperformance of the CBA as to its obligation to inform the Union on the hiring of third parties.

All claims were answered and procedural terms are suspended. In all cases, new hearings were appointed in the terms of art. 80 and the parties requested a new suspension of terms as a result of possible extrajudicial negotiations. The suits are for an undetermined amount.

Although the Company’s management considers that there are strong arguments for these actions to be decided on its favor, as there is no case law in the matter, no assurance can be given on the final outcome of these claims.

The Company is evaluating a negotiation with the trade unions to reach a settlement agreement.

vi) Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding:

On November 29, 2018 the Company was notified of a lawsuit initiated by the Asociación por la Defensa de Usuarios y Consumidores, requesting that the defendant 1) cease to prevent customers to rescind Internet and cable TV services at the time of request; 2) reimburse to each user the amounts collected for the period of 5 years and until Cablevisión fulfills the request mentioned in 1); and 3) pay punitive damages for each of the affected customers.

On December 19, 2018, the Company filed a response. In its plea, it requested the extension of the period of the statutes of limitation (biennial term) and the declaration of the lack of standing to sue of the association. Likewise, the Company argued that the class to be represented had not been established and that it had not contravened the Antitrust Law and gave a detailed description of the termination procedure used by Cablevisión highlighting its compliance with Articles 10 ter and 10 quater of said law. It also challenged the application of the punitive damages claimed by the plaintiff and the Company also produced documentary evidence. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff.

The probability of occurrence of the lawsuit has been deemed as possible and the amount has still not been set yet.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Remote Proceedings

Telecom faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 “Provisions”, not any provision has been constituted and/or disclosed additional information in this Annual Report related to the resolution of these issues.

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

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to P$269 million, of which P$211 million are included in PP&E for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by the AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, the AFA notified the Company of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by the Company through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$12.5 million. The proposal considered that if the advertising compensation was not realized in one year, AFA would pay to Telecom the agreed amount. The Company analyzed the quality of the assets offered by the AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, the Company formally demanded that AFA pay the amounts due (P$179.2 million plus interest from its implementation). The AFA rejected the claim but agreed to resume negotiations for a closing agreement which then was suspended by the AFA electoral process.

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

In February 2018, the Company initiated a new mandatory prejudicial mediation procedure which was finished without agreement. On December 19, 2018, a claim was brought against AFA for $ 353,477,495.

The Company’s Management with the assistance of its external advisor believes that they have strong legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to P$211 million) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

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

Telecom Argentina’s Board of Directors, at its meeting held on March 19, 2019, convened an Ordinary and Extraordinary Shareholders’ meeting to be held on April 24, 2019, to consider among other issues the allocation of Telecom Argentina’s retained earnings as of December 31, 2018.

The Board of Directors proposes:

	In Pesos
Retained Earnings as of December 31, 2018	26,918,365,656

To Legal Reserve	(265,906,251)
To Cash Dividends	(6,300,000,000)
To Facultative reserve for future cash dividends	(6,300,000,000	)(a)
To Facultative reserve to maintain the level of investments in capital assets and the current level of solvency of the Company	(14,052,459,405)
To New Fiscal Year	—

(a)    An amount that adjusted for inflation in accordance with CNV General Resolution No. 777/2018 results in $6,300,000,000 in Cash Dividends.

Regarding this proposal, it should be taken into account that since the enactment of General Resolution CNV No. 777/2018 (published in the Official Gazette on December 28, 2018), the restatement method for the financial statements in homogenous currency is applicable for issuer companies, as established by the IAS 29.

Regarding the distribution of earnings, the aforementioned CNV General Resolution No.777/2018, established that “The distribution of earnings must be treated in the currency of the date of the Shareholders’ Meeting by means of the price index corresponding to the month prior to their meeting.” (section 3, item 1, subsection e), Chapter III, Title IV of the CNV RULES (NT 2013),”Expression in constant currency of the earnings distributions”).

Therefore, it should be noted that this proposal of distribution of earnings corresponds to figures in current currency of December 31, 2018, leaving to the resolution of the Shareholders’ Meeting the determination of the amount that can be distributed.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

In addition, the Board of Directors proposes i) that the cash dividends be made available to shareholders in three (3) equal installments, being payable the first installment within thirty (30) calendar days of their approval by the Shareholders’ Meeting, and the second and third installments within ninety (90) and one hundred and eighty (180) consecutive days of their approval by the Shareholders’ Meeting, respectively, or on the previous date determined by the Board of Directors; ii) that powers be delegated into the Board of Directors of the Company so that, depending on the evolution of the business, it may order the withdrawal, totally or partially, in one or more times, of an amount of up to $6,300,000,000 from the “Facultative reserve for future cash dividends” and its distribution to shareholders as cash dividends, being these delegated powers able to be exercised until December 31, 2019.

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2018, 2017 and 2016—Factors Affecting Results of Operations.”

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.                                                THE OFFER AND LISTING

The number of shares as of December 31, 2018, was as follows:

Class of shares (*)	Outstanding Shares	Treasury shares	Total capital stock
Class A Shares	683,856,600	—	683,856,600
Class B Shares	627,953,887	15,221,373	643,175,260
Class C Shares	210,866	—	210,866
Class D Shares	841,666,658	—	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

(*) Ordinary share (nominal value P$1 each) with 1 vote each

The Class B Shares are currently listed on the BYMA. The ADSs are currently listed on the NYSE under the symbol “TEO”. Each ADS issued by the Depositary represents rights to five Class B Shares.

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

The last acquisition made by Telecom Argentina was on November 5, 2013. The total treasury shares acquired were 15,221,373 by a total amount of P$461 million (P$30.29 average per share) — P$1,795 million in current currency of December 31, 2018-. Such acquisitions were recorded at the acquisition cost and deducted from equity under the caption “Treasury shares acquisition cost.” No profit or loss resulting from holding the treasury shares has been recognized in the income statement.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Plan of Distribution

Not applicable.

The Argentine Securities Market

Originally, the securities market in Argentina was composed of eleven securities exchanges, of which five (including the BCBA) had affiliated stock markets which were authorized to quote publicly-offered securities. The oldest and largest of these exchanges was the BCBA, founded in 1854. However, this system was affected by the enactment of Law No. 26,831, Decree No 1,203/2013 issued by the National Executive Office and the new regulations issued by the CNV, mainly contained in Resolution No. 622/2013, as amended, which stated that securities can only be listed and exchanged in stock markets authorized to function as such by the CNV. For the year ended December 31, 2018, the ten most actively traded equity issues represented approximately 67% of the total volume of equity traded on the market.

On April 17, 2017, BYMA, a stock market authorized by CNV, who shall succeed the Mercado de Valores de Buenos Aires S.A. or MERVAL, started the automatic transfer of all the species listed in the MERVAL to BYMA.

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

On May 11, 2018, Productive Financing Law No. 27,440 was published in the Official Gazette. This law established several amendments to the Capital Markets Law No. 26,831 regarding the extent of the powers of the CNV; the exercise of preemptive rights on shares offered through public offering in the case of capital increases; private placements; public tender offers; the jurisdiction of the federal commercial courts of appeals to review the resolutions issued or sanctions imposed by the CNV, among other amendments.

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

Certain historical information regarding the BCBA is set forth in the table below.

	2018	2017	2016	2015	2014
Market capitalization (P$ billions) (1)	10,524	6,877	4,512	3,292	3,893
As percent of GDP (2)	72	60	56	56	85
Volume (P$ million) (1)	4,144,621	2,712,799	1,333,260	749,829	621,831
Average daily trading volume (P$ million) (1)	17,056	10,983	5,420	3,098	2,580
Number of traded companies (including Cedears)	183	184	189	194	202

(1)          End-of-period figures for trading on the BCBA (includes domestic and non-domestic public companies).

(2)          According to INDEC revised figures of GDP at current prices for the selected period, published as of March 2019.

Source: Instituto Argentino de Mercado de Capitales

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Selling Shareholders

On March 22, 2017, Telecom Argentina filed a registration on Form F-3 (File No. 333-216890) through the selling shareholder to be identified in a prospectus supplement may offer and sell from time to time our Class B Shares underlying ADSs or ADSs. As of the date of this Annual Report, this registration statement has not been declared effective by the SEC. On August 13, 2018, the Company has filed with the SEC a request for withdrawal of Telecom Argentina’s Registration Statement on Form F-3.  In the request, Telecom Argentina confirmed that no securities under the Registration Statement have been sold.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.                                         ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. Telecom Argentina’s bylaws with all subsequent amendments were registered before the IGJ on November 15th, 2018, under number 22160, book 92 of Corporations.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Limitations on foreign investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote on Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are companies who are registered to participate at a Shareholders’ Meeting should provide details of their registration with the Argentine Public Registry of Commerce. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements with the Argentine Registry of Commerce as provided for under Section 123 of the GCL.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Under Law No. 26,831,modified by Law N° 27,440, a party which has individually or through “actuación concertada” (concerted action) attained control in a publicly traded corporation must offer a fair price (precio equitativo) as defined in Law No. 26,831, as amended, to acquire all shares of such corporation.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

TAXATION

Argentine taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this Annual Report and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this Annual Report will agree with this interpretation. Holders should carefully read “Item 3—Key Information—Risk Factors—Risks Relating to Telecom Argentina’s Shares and ADSs—Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares underlying ADSs or ADSs for transactions made until December 31, 2018” in this Annual Report and consult their tax advisors regarding the tax treatment of the Class B Shares underlying ADSs and ADSs.

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

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. No dividend withholding tax applies if dividends are distributed to the aforementioned Argentine corporate entities required to assess the dividend withholding tax.  In addition, the Equalization Tax is not applicable to this dividends .

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant Decree N° 1170/2018 the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

Law No 27,430 provides that the capital gains tax applicable to nonresidents for transactions entered into between September 23, 2013 (when Law No. 26,893 became effective) and December 30, 2017, is still due and further regulations stated the mechanism to have it paid. However, no taxes will be claimed to nonresidents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. General Resolution (AFIP) 4.227, which came into effect on April 26, 2018, stipulates that the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold through an Argentine stock exchange market, and the withholding has been made, then the withholder must pay the tax, (ii) in case the securities were sold but not through an Argentine stock exchange market and there is an Argentine buyer involved, then the Argentine buyer should pay the income tax; and (iii) when both the seller and the buyer were foreign beneficiaries and the sale was not performed through an Argentine stock exchange market, the person liable for the tax is the buyer and the payment shall be made through an international bank via wire transfer to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

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

In addition, it is clarified that, from 2018 onward, gains from the sale of ADSs will be treated as from Argentine source.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considerd as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital cagin or at a 31.5% effective rate on the gross price should apply. As per the law, the Executive Power will be required to publish a list of “non-cooperating” jurisdictions. Meanwhile, to determine if a jurisdiction is “cooperating or not,” the list published by AFIP according to Decree 589/2013 should be consulted.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

As of December 31, 2019, the rate at which Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons (natural and legal persons) will be 0.25%.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

On May 7, 2018, Decree 409/2018 was published. It established that for transactions reached at the general tax rate, it can be take into account as a tax credit 33% of the tax originated in both the accredited amounts and the debited and for the other taxable events achieved by the tax. In the case of operations taxed at a reduced rate, the computation as credit of the tax will be 20%.

These provisions are applicable to advances and balances of income tax corresponding to fiscal periods beginning on or after January 1, 2018, for tax credits originated in taxable events that occurred since that date.

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

Stamp taxes

Stamp tax is a provincial tax that is levied based on the formal execution of public or private instruments. Documents subject to stamp tax include, among others, all types of contracts, notarial deeds and promissory notes. Each Argentine province and the City of Buenos Aires have its own stamp tax legislation. Stamp tax rates vary according to the jurisdiction and type of agreement involved. On January 2, 2018, Law 27,429 enforced a “Fiscal Consensus” signed between the National Executive Power and representatives of the Provinces and the City of Buenos Aires. Among other issues, the provinces assumed the commitment to apply tax rates not higher than those for each activity and period In the stamp tax, for certain acts and contracts, not higher than 0.75% as of January 1, 2019 with a gradual reduction until its complete elimination as of January 1, 2022. Law No. 27,469 postponed these dates for one year.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

DOCUMENTS ON DISPLAY

You may request a copy of these filings by writing or telephoning the offices of Telecom Argentina at Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Telecom Argentina’s telephone number is 54-11-4968-4000. Our internet address is www.telecom.com.ar.

Telecom Argentina maintains a website at www.telecom.com.ar. The contents of the website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2018, that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Additionally the Company has cash and cash equivalents, and investments denominated in U.S. dollars and Euros that are also sensitive to changes in peso/U.S. dollar exchange rates and contribute to reduce the exposure to commercial and financial obligations in foreign currency.

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

(b)   Sensitivity to Interest Rate Risk

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes and foreign bank loans denominated in U.S. dollar and guaraníes that bear interest at a variable and fixed rate.

The Company has financial debts at variable rate, which amounts approximately to P$52,767 million as of December 31, 2018.

In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to US$440 million (equivalent to P$16,588 million) as of December 31, 2018, that convert variable rate into fixed rate, therefore the net financial debt not hedged amounts to P$36,179 million as of December 31, 2018. Management believes that any variation of 10 bps in the agreed interest rates would generate an impact on a financial result of P$36 million.

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

(c)   Sensitivity to Exchange Rates Risk

Based on the composition of the consolidated statement of financial position as of December 31, 2018, which is a net liability position in foreign currency of P$73,106 million equivalent to US$1,939 million, Management estimates that every variation in the exchange rate of $1 peso against the U.S. dollar and proportional variations for Euro and Guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately P$1,939 million of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments, the net liability position totaled P$66,848 million equivalent to approximately US$1,773 million, and a variation of the exchange rate of $1 peso as described in the previous paragraph, would generate a variation of approximately P$1,773 million in the consolidated financial position in foreign currency.

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2018, the Depositary reimbursed Telecom Argentina approximately US$142.9 thousand (gross amount of withholding tax) in connection with the ADR program.

PART I - ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	TELECOM ARGENTINA S.A.

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

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.              CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2018 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Telecom’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:

•                  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Telecom;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Telecom are being made only in accordance with authorizations of Management and directors of Telecom; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telecom’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013”). Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2018. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2018 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

We completed the Merger on January 1, 2018. We have also been augmenting our company-wide controls to reflect the risks inherent in a business combination of the magnitude and complexity of the Merger.

Other than as described in the foregoing paragraph, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

On January 1st, 2018, as ratified on January 31, 2018 and April 25, 2018, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year´s Annual Shareholders´ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2019 has not yet been held. Therefore, as of the date of this Annual Report, Carlos Alejandro Harrison, Martín Hector D’Ambrosio and Germán Horacio Vidal remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

PART II	TELECOM ARGENTINA S.A.

ITEM 16B.           CODE OF ETHICS

On December 18, 2018, the Board of Directors of Telecom Argentina approved a new release of Code of Ethics and Conduct and Antifraud Policy. These documents provide, respectively: (i) the ethical principles to which Telecom Argentina S.A. and all members of the Board of Directors, the Supervisory Committee, the CEO, Managers and in general all those who work in the Company must abide and (ii) the framework for the prohibition of fraudulent practices. These updated versions incorporate the new ethic policy and alternative contact channels, managed by an internationally recognized firm that receives and assures that all complaints are properly recorded. Additionally, an Ethics Committee is created in order to follow the treatment of all cases and conclude on the result of the investigations.

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to Telecom Argentina S.A. as company subject to regime of public offering both in Argentina and the United States, have been taken into account for the formulation and approval of the Code of Ethics and Conduct and the Policies. In turn, it has reflected changes occurred in the organizational structure of the Company with the purpose of defining the responsibilities in the management of this Code of Ethics and Conduct and associated policies.

No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of Telecom Argentina S.A. with respect to any provision of the Code of Ethics and Conduct.

On May 2017 Telecom Argentina approved a Third-Party Code of Ethics and Conduct in order to ensure that its business relationships with third parties meet the highest standards of ethics and integrity, governing relations with people we relate commercially.

The Code of Ethics and Conduct is available on our website at www.telecom.com.ar and the latest update was filed with the SEC on Form 6-K on December 18, 2018.

In addition, the Board of Directors of Telecom Argentina approved on December 18, 2018, the update of the anti-fraud policy (the “Anti-Fraud Policy”), this update was limited exclusively to the mention of the new ethic line website. The Anti-Fraud Policy aims to establish guidelines that promote a culture of transparency and prevention against any dishonest conduct or fraudulent acts and irregularities that could affect the interests of the Company.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of pesos) for the years ended December 31, 2018 and 2017. Figures are not restated for inflation.

Services Rendered	2018	2017 (4)
Audit fees (1)	73.0	36.6
Audit related fees	—	—
Tax fees (2)	3.2	1.8
All other fees (3)	33.1	0.3
Total	109.3	38.7

(1)           Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2018 and 2017, limited reviews of interim financial statements presented during 2018 and 2017, SEC filing reviews and other attestation services.

(2)           Includes fees for permitted tax compliance and tax advisory services.

(3)          Includes primarily fees paid for consulting services provided in connection with the review on technical and methodological issues regarding the SAP Central Finance and  S4 HANA SAP projects and  the review of human resources systems to be implemented by the Company.

(4)          Correspond to fees of Telecom Argentina as of December 31, 2017.

PART II	TELECOM ARGENTINA S.A.

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

PART II	TELECOM ARGENTINA S.A.

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

•                  Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.

PART II	TELECOM ARGENTINA S.A.

•                  Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of Annex IV, Title IV of CNV Rules Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2018 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 7, 2019. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, www.telecom.com.ar.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.              FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.              FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-106.

The following financial statements are filed as part of this Annual Report:

ITEM 19.              EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended and restated (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on December 28, 2018).

4.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

4.3	Amended and Restated Indenture between Cablevisión S.A. as issuer, and Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent, dated December 11, 2017.

4.4

Supplemental Indenture to the Amended and Restated Indenture between Telecom Argentina S.A. (as successor to Cablevisión S.A.) as issuer, Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent and Banco Comafi S.A. (as successor to Deutsche Bank S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina, dated July 12, 2018.

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

PART III	TELECOM ARGENTINA S.A.

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

15.4

Term Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A, as lenders, Citigroup Global Markets Inc., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent, and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated February 2, 2018 (included as Exhibit 15.4 of the Form 20-F filed by Telecom Argentina on April 20, 2018 and incorporated by reference herein).

15.5

Amendment Agreement to the Term Loan Agreement, between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A., Banco Santander, S.A, Citigroup Global Markets Inc. and the Branch of Citibank N.A., established in the Republic of Argentina, dated October 8, 2018.

15.6

Syndicated Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated October 8, 2018.

15.7

Amendment Agreement to the Syndicated Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated February 11, 2019.

15.8

DB Loan Agreement between Telecom Argentina and Deutsche Bank AG, London Branch, as initial lender, sole book-runner and lead arranger and Deutsche Bank Trust Company Americas, as administrative agent, dated November 8, 2018.

15.9

Lender Accession Agreement between Telecom Argentina and CPPIB Credit Investments Inc., Deutsche Bank AG, London Branch and Deutsche Bank Trust Company Americas, as sole book-runner and lead arranger, dated November 14, 2018

15.10	Loan Agreement between Telecom Argentina and International Finance Corporation, dated March 4, 2019.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
By:	/s/ GABRIEL BLASI
Name: Gabriel Blasi
Title: Chief Financial Officer

Date:      March  26, 2019

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$37.70 = US$1 as of December 31, 2018

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Dispute of SCI’s Resolution 50/10

As discussed in Note 18.2.j. to the consolidated financial statements, the Company has disputed the fundamentals of Resolution 50/10 of the Secretariat of Homeland Trade which provides for a mechanism to calculate monthly cable television subscriber fees.

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

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Carlos Alberto Pace

Buenos Aires, Argentina

March 19, 2019

We have served as the Company’s auditor since 2006.

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		As of December 31,
ASSETS	Note	2018	2017
Current Assets
Cash and cash equivalents	5	6,891	6,517
Investments	5	1,371	162
Trade receivables	6	17,415	2,588
Other receivables	7	5,073	1,223
Inventories	8	2,737	136
Total current assets		33,487	10,626
Non-Current Assets
Trade receivables	6	61	-
Other receivables	7	1,722	353
Deferred income tax assets	15	78	66
Investments	5	5,595	735
Goodwill	9	120,449	31,954
Property, plant and equipment	10	150,476	45,701
Intangible assets	11	59,870	4,635
Total non-current assets		338,251	83,444
TOTAL ASSETS		371,738	94,070
LIABILITIES
Current Liabilities
Trade payables	12	22,854	5,737
Financial debt	13	20,044	1,383
Salaries and social security payables	14	5,947	2,585
Taxes payables	16	2,319	2,743
Dividends payables	27	-	6,021
Other liabilities	17	1,537	152
Provisions	18	744	-
Total current liabilities		53,445	18,621
Non-Current Liabilities
Trade payables	12	570	-
Financial debt	13	59,268	14,626
Salaries and social security payables	14	347	-
Deferred income tax liabilities	15	24,542	3,982
Taxes payables	16	26	4
Other liabilities	17	1,159	198
Provisions	18	3,468	1,611
Total non-current liabilities		89,380	20,421
TOTAL LIABILITIES		142,825	39,042
EQUITY
Equity attributable to Controlling Company		225,686	54,182
Equity attributable to non-controlling interest		3,227	846
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	228,913	55,028
TOTAL LIABILITIES AND EQUITY		371,738	94,070

The accompanying notes are an integral part of these consolidated financial statements

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		For the years ended December 31,
	Note	2018	2017	2016
Revenues	22	168,046	66,649	60,405
Employee benefit expenses and severance payments	23	(30,048)	(11,665)	(10,603)
Interconnection and transmission costs		(5,525)	(1,311)	(1,360)
Fees for services, maintenance, materials and supplies	23	(16,261)	(7,254)	(7,912)
Taxes and fees with the Regulatory Authority	23	(13,609)	(4,859)	(4,341)
Commissions and advertising		(11,210)	(3,691)	(3,464)
Cost of equipment and handsets	23	(9,667)	(493)	(882)
Programming and content costs		(12,156)	(9,116)	(7,778)
Bad debt expenses	6	(3,527)	(901)	(741)
Other operating income and expenses	23	(9,675)	(3,246)	(3,125)
Depreciation, amortization and impairment of PP&E and Intangible assets	23	(35,111)	(9,804)	(7,883)
Operating income		21,257	14,309	12,316
Earnings from associates	5	236	353	221
Debt financial expenses	24	(33,972)	(217)	(595)
Other financial results, net	24	15,177	930	4,619
Income before income tax benefit (expense)		2,698	15,375	16,561
Income tax benefit (expense)	15	2,838	(5,516)	(6,015)
Net income for the year		5,536	9,859	10,546

Attributable to:
Controlling Company		5,294	9,731	10,457
Non-controlling interest		242	128	89
		5,536	9,859	10,546

Earnings per share attributable to Controlling Company - Basic and diluted	25	2.46	8.21	8.83

See Note 23 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	For the years ended December 31,
	2018	2017	2016

Net income for the year	5,536	9,859	10,546

Other components of the Statements of Comprehensive Income (loss)
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	1,198	(713)	(1,567)
NDF effects classified as hedges	128	-	-
Income Tax effects on NDF classified as hedges	(36)	-	-
Will not be reclassified subsequently to profit or loss
Actuarial results	38	-	-
Tax effect	(11)	-	-
Other components of the comprehensive income (loss), net of tax	1,317	(713)	(1,567)

Total comprehensive income for the year	6,853	9,146	8,979

Attributable to:
Controlling Company	6,425	9,090	8,922
Non-controlling interest	428	56	57
	6,853	9,146	8,979

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution					Reserves
	Outstanding shares		Treasury shares		Treasury shares acquisition cost
	Capital nominal value (1)	Inflation adjustment	Capital nominal value	Inflation adjustment		Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (2)	Voluntary reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2016	198	1,637	-	-	-	1,266	99	107	-	11,261	-	295	96	33,112	48,071	733	48,804
Capital reduction (3)	(1)	(1)	-	-	-	-	-	-	-	2	-	-	-	-	-	-	-
Facultative reserve constitution (4)	-	-	-	-	-	-	-	-	-	3,588	-	-	-	(3,588)	-	-	-
Dividends (4)	-	-	-	-	-	-	-	-						(1,563)	(1,563)	-	(1,563)
Surplus capitalization (5)	137	1,129	-	-	-	(1,266)	-	-	-	-	-	-	-	-	-	-	-
Facultative reserve partial reversal (5)	866	825	-	-	-	-	-	-	-	(1,691)	-	-	-	-	-	-	-
Facultative reserve partial reversal (6)	-	-	-	-	-	-	-	-	-	(1,464)	-	-	-	-	(1,464)	-	(1,464)
Share on reserve of Controlled companies	-	-	-	-	-	-		-	-	-	-		(83)	-	(83)	-	(83)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	10,457	10,457	89	10,546
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(1,535)	-	-	(1,535)	(32)	(1,567)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	-	(1,535)	-	10,457	8,922	57	8,979
Balances as of December 31, 2016	1,200	3,590	-	-	-	-	99	107	-	11,696		(1,240)	13	38,418	53,883	790	54,673
Legal and facultative reserve (7)	-	-	-	-	-	-	347	-	-	3,887	-	-	-	(4,234)	-	-	-
Dividends (7)	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,770)	(2,770)	-	(2,770)
Facultative reserve partial reversal (8)	-	-	-	-	-	-	-	-	-	(6,021)	-	-	-	-	(6,021)	-	(6,021)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	9,731	9,731	128	9,859
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	-	(641)	-	-	(641)	(72)	(713)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	-	(641)	-	9,731	9,090	56	9,146

Balances as of December 31, 2017	1,200	3,590	-	-	-	-	446	107	-	9,562	-	(1,881)	13	41,145	54,182	846	55,028

(1) As of December 31, 2017 and 2016, total shares (120,000), of $10,000 argentine peso of nominal value each, were issued and fully paid.

(2) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(3) As approved by the General Extraordinary Shareholders’ Meeting of Cablevisión held on January 12, 2016.

(4) As approved by the General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión held on April 20, 2016.

(5) Capitalization of Capital Surplus and Contributed Surplus and Facultative reserve partial reversal for its capitalization as approved by the General Extraordinary Shareholders’ Meeting of Cablevisión held on June 30, 2016.

(6) For future dividends payments approved by the General Extraordinary Shareholders’ Meeting of Cablevisión held on June 30, 2016.

(7) As approved by the Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión held on March 30, 2017.

(8) For future dividends payments approved by the General Extraordinary Shareholders’ Meeting of Cablevisión held on December 18, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution					Reserves
	Outstanding shares		Treasury shares		Treasury shares acquisition cost (2)
	Capital nominal value (1)	Inflation adjustment	Capital nominal value (1) (2)	Inflation adjustment (2)		Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (3)	Facultative (3)	Voluntary reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2018	1,200	3,590	-	-	-	-	446	107	-	9,562	-	(1,881)	13	41,145	54,182	846	55,028
Incorporation of the Net Equity of the acquiree (Note 1.a)	969	39,604	15	152	(1,795)	-	1,819	869	3,300	-	22,414	(316)	(5)	(384)	66,642	1,171	67,813
Retained earnings adjustment (Note 3.u and 3.v.)	-	-	-	-	-	-	-	-	-	-	-	-	-	24	24	(21)	3
Merger effect (Note 1.a)	(15)	(45)	-	-	-	127,343	-	-	-	-	-	316	5	-	127,604	808	128,412
Call option reserve (4)	-	-	-	-	-	-	-	-	-	-	-	-	(132)	-	(132)	-	(132)
Dividends (5)	-	-	-	-	-	-	-	-	-	-	(14,111)	-	-	(14,711)	(28,822)	-	(28,822)
Facultative reserve (6)	-	-	-	-	-	-	-	-	-	1,769	2,681	-	-	(4,450)	-	-	-
Increase in CV Berazategui shareholding (Note 3.d.6)	-	-	-	-	-	-	-	-	-	-	-	-	(237)	-	(237)	(5)	(242)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	-	5,294	5,294	242	5,536
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	1,131	-	-	1,131	186	1,317
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	-	1,131	-	5,294	6,425	428	6,853

Balances as of December 31, 2018	2,154	43,149	15	152	(1,795)	127,343	2,265	976	3,300	11,331	10,984	(750)	(356)	26,918	225,686	3,227	228,913

(1) As of December 31, 2018 total shares (2,168,909,384), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2018, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 0.70% of total capital. The treasury shares acquisition costs amounted to 1,795. See Note 20 to these consolidated financial statements.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(4) Call option reserve of non-controlling interest (See Note 3 d.4 to the consolidated financial statements).

(5) As approved by the Company’s Board of Directors on January 31, 2018. Includes 14,711 of advanced dividends which were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(6) As approved by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		For the years ended December 31,
	Note	2018	2017	2016
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the year		5,536	9,859	10,546
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets and provisions		3,622	874	735
Depreciation of property, plant and equipment	10	27,643	9,698	7,719
Amortization of intangible assets	11	5,378	106	164
Earnings from associates	5.a	(236)	(353)	(221)
Impairment of PP&E and Intangible assets	23	2,090	-	-
Disposals of PP&E and consumption of materials		579	1,687	1,951
Financial results and others		14,775	2,334	1,930
Income tax (benefit) expense	15	(2,838)	5,516	6,015
Income tax paid		(5,935)	(4,365)	(1,698)
Net (increase) decrease in assets	5.b	(4,997)	(1,113)	197
Net increase (decrease) in liabilities	5.b	(3,191)	(1,435)	(1,354)
Total cash flows provided by operating activities		42,426	22,808	25,984
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(39,574)	(19,116)	(19,404)
Intangible asset acquisitions		(2,906)	(807)	(24)
Acquisition in shareholdings		(244)	(33)	(4,040)
Proceeds from dividends	5.b	56	-	41
Cash incorporated by the merger	4.a	4,180	393	324
Proceeds from the sale of property, plant and equipment and intangible assets		6	13	16
Investments not considered as cash and cash equivalents		7,197	2,467	(833)
Total cash flows used in investing activities		(31,285)	(17,083)	(23,920)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	5.b	27,769	1,264	15,305
Payment of financial debt	5.b	(4,512)	(1,623)	(12,679)
Payment of interests and related expenses	5.b	(3,724)	(1,292)	(1,834)
Payment of cash dividends	5.b	(34,130)	(2,454)	(3,005)
Total cash flows used in financing activities		(14,597)	(4,105)	(2,213)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(3,456)	1,620	(149)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		6,517	4,840	4,065
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		3,830	57	924
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		6,891	6,517	4,840

See Note 5.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

“Abono fijo”: Under the “Abono fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom (Note 4.a).

CAPEX: Capital expenditures.

COMFER (Comisión Federal de Radiodifusión): Argentine Commission of Broadcasting.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

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

CPP: Calling Party Pays.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 27.a).

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

Fintech: Fintech Telecom LCC, a Telecom shareholder

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDEN: Integrated Digital Enhanced Network

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

NDF: Non-Deliverable Forward.

Nortel: Nortel Inversora S.A.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

TELECOM ARGENTINA S.A.

PEN: National Executive Power.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss)

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

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: Securities and Exchange Commission of the United States of America.

SRCE (Servicio Radioeléctrico de Concentración de Enlaces): Radioelectric Service of Concentration of Links.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SRS (Servicio de Radiodifusión por Suscripción por vínculo físico y/o radioeléctrico.): Subscription Broadcasting Service by physical and / or radioelectric link.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to people within a country or specified area.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom Personal/Personal/Micro Sistemas/Telintar/Pem/CV Berazategui//Cable Imagen/ Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Telecom Personal S.A., Micro Sistemas S.A.U., Telecomunicaciones Internacionales de Argentina Telintar S.A., Pem S.A., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

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

VAT: Value-Added Tax

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

WAI: W de Argentina – Inversiones S.A.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions.

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

The Company provides mainly fixed-line public and mobile telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Paraguay and international wholesale services in the United States of America.

As a consequence of the merger between the Company and Cablevisión (Note 4.a), Telecom Argentina, as surviving entity, develops, as from January 1, 2018, the operations of Cablevisión.

The core business of Cablevisión and some of its subsidiaries was the operation of the cable television networks installed in different regions of Argentina and Uruguay and the provision of telecommunication services and data transmission.

Cablevisión exploited cable television services through licenses original granted by the Federal Broadcasting Committee (COMFER) and telecommunication services through licenses granted by the SC.

Information on Telecom’s licenses and on the regulatory framework is described under Note 2.

As of December 31, 2018, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Telecommunications services	Paraguay	67.50%
Microsistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
CV Berazategui (a)	Closed-circuit television	Argentina	100.00%
Cable Imagen (b)	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (c)	Holding	Uruguay	100.00%
Última Milla	Services for telecommunication	Argentina	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)        The Company owned 70% indirectly through Pem until April 4, 2018 when the remaining 30% was acquired directly (See Note 3.d.6).

(b)        The data about the issuer arise from non-accounting information.

(c)        Includes the interest in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. See Note 3 d.4).

The information presented on a comparative basis of the fiscal years ended December 31, 2017 and 2016 corresponds to the consolidated information of Cablevisión, due to the treatment of the “reverse acquisition” described under Note 1.c), therefore:

i.                 NEXTEL Communications Argentina S.R.L. (“Nextel”) is included in the consolidation until it was merged into Cablevisión, effective as of October 1, 2017 (See Note 4.d), and

ii.              Telecom USA, Núcleo, Personal Envíos, Tuves Paraguay and Microsistemas (subsidiaries of Telecom before its merger with Cablevisión) are not included in the consolidation of the comparative amounts.

TELECOM ARGENTINA S.A.

b)          Segment information

An operating segment is defined as a component of an entity or a Group that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom and its subsidiaries (in historical values), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the current accounting principles (IFRS as issued by the IASB), it is defined that the Company has a single segment of operations in Argentina.

On the other hand, Telecom carries out its activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in historical values), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

Presented below is the Segment financial information for the years ended December 31, 2018, 2017 and 2016. The following tables include segment results presented to the chief operating decision maker in millions of nominal Argentine pesos, together with a reconciliation to such amounts on a price level adjusted basis restated in accordance with the provisions of IAS 29:

 ❑      Consolidated Income Statement as of December 31, 2018

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,836	29,165	159,001	7,894	1,855	9,749	(704)	168,046
Operating costs without depreciation, amortization and impairment of PP&E	(85,942)	(19,753)	(105,695)	(5,414)	(1,273)	(6,687)	704	(111,678)
Depreciation, amortization and impairment of PP&E	(20,416)	(12,478)	(32,894)	(1,753)	(464)	(2,217)	-	(35,111)
Operating income	23,478	(3,066)	20,412	727	118	845	-	21,257

Earnings from associates								236
Debt financial expenses								(33,972)
Other financial results, net								15,117
Income before income tax expense								2,698
Income tax expense								2,838
Net income								5,536

Attributable to:
Controlling Company								5,294
Non-controlling interest								242
								5,536

TELECOM ARGENTINA S.A.

❑         Consolidated Income Statement as of December 31, 2017

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	39,870	25,596	65,466	1,074	117	1.191	(8)	66,649
Operating costs without depreciation, amortization and impairment of PP&E	(25,082)	(16,673)	(41,755)	(711)	(78)	(789)	8	(42,536)
Depreciation, amortization and impairment of PP&E	(3,880)	(5,806)	(9,686)	(106)	(12)	(118)	-	(9,804)
Operating income	10,908	3,117	14,025	257	27	284	-	14,309

Earnings from associates								353
Debt financial expenses								(217)
Other financial results, net								930
Income before income tax expense								15,375
Income tax expense								(5,516)
Net income								9,859

Attributable to:
Controlling Company								9,731
Non-controlling interest								128
								9,859

❑         Consolidated Income Statement as of December 31, 2016

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	29,726	29,804	59,530	819	62	881	(6)	60,405
Operating costs without depreciation, amortization and impairment of PP&E	(19,106)	(20,483)	(39,589)	(579)	(44)	(623)	6	(40,206)
Depreciation, amortization and impairment of PP&E	(2,519)	(5,285)	(7,804)	(73)	(6)	(79)	-	(7,883)
Operating income	8,101	4,036	12,137	167	12	179	-	12,316

Earnings from associates								221
Debt financial expenses								(595)
Other financial results, net								4,619
Income before income tax expense								16,561
Income tax expense								(6,015)
Net income								10,546

Attributable to:
Controlling Company								10,457
Non-controlling interest								89
								10,546

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

i)               Sales revenues from customers located in Argentina amounted to $158,221, $64,891 and $58,783 during the years ended December 31, 2018, 2017 and 2016, respectively; while sales revenues from foreign customers amounted to $9,825, $1,758 and $1,622 for the years ended December 31, 2018, 2017 and 2016, respectively;

ii)            PP&E, Goodwill and Intangible assets corresponding to the segment “Services rendered in Argentina” amounted to $319,014 and $80,817 as of December 31, 2018 and 2017, respectively; while PP&E, Goodwill and Intangible Assets corresponding to the segment “Other abroad segments” amounted to $11,781 and $1,475 as of December 31, 2018 and 2017, respectively.

TELECOM ARGENTINA S.A.

c)           Basis of Presentation

As required by the CNV, the Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA. IFRS also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework modified in March 2018.

The preparation of these consolidated financial statements in conformity with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3.w).

These consolidated financial statements (except for the statement of cash flows) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These consolidated financial statements as of December 31, 2018, were approved by resolution of the Board of Directors’ meeting held on March 19, 2019.

Effect of the Merger between Telecom and Cablevisión under IFRS 3 (Business Combinations) on the Basis of Presentation

According to the provisions of the final merger agreement executed between Telecom and Cablevisión in October 31, 2017 and effective as of January 1, 2018 (Note 4.a) and the shareholder agreement executed between Fintech and CVH in July 7, 2017 (Note 27.a), Telecom Argentina (surviving company for legal purposes) is deemed the acquiree for accounting purposes and Cablevisión (the absorbed company for legal purposes) is deemed the acquirer for accounting purposes, which qualifies as a “reverse acquisition” pursuant to IFRS 3.

The grounds used to determine that Cablevisión is to be considered the acquirer for accounting purposes under IFRS 3 in this merger were the following:

1)             Relative voting rights in the surviving company (55% for the former shareholders of Cablevisión S.A. and 45% for the former shareholders of Telecom Argentina S.A.),

2)    the composition of the Board of Directors of the surviving company and other committees (Audit Committee, Supervisory Committee and Executive Committee),

3)             The relative fair value allocated to Telecom Argentina and Cablevisión and

4)             The composition of the key senior management of the surviving company.

Consequently, for the purposes of preparing these consolidated financial statements: i) the figures disclosed on a comparative basis as of December 31, 2017 and 2016 arise from the consolidated financial statements of Cablevisión as of the respective dates restated for inflation as indicated in Note 1.e); and ii) the consolidated information as of and for the year ended December 31, 2018 incorporates, based on the consolidated figures corresponding to Cablevisión, the effect of applying the acquisition method concerning Telecom Argentina to its fair value in accordance with IFRS 3 and the consolidated operations of Telecom Argentina as from January 1, 2018. Note 4.a) describes specific matters related to the accounting treatment of this merger.

Consistently, certain comparative information that arises from the consolidated financial statements of Cablevisión corresponding to the fiscal years ended December 31, 2017 and 2016 restated for inflation as indicated in Note 1.e), was adequated to ensure the uniform reporting criteria with those used for 2018 for help the comprehension of the users of these consolidated financial statements.

TELECOM ARGENTINA S.A.

d)          Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•                  the consolidated statements of comprehensive income include the profit (or loss) for the year as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) income (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS as issued by the IASB and in accordance with the accounting framework established by the CNV. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 5, 6, 7, 8, 10, 11, 18, 23 and 26 to these consolidated financial statements, as admitted by IFRS.

e)           Measuring Unit - IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered hyperinflationary. This Standard requires that the financial statements of an entity that reports in the currency of a highly inflationary economy shall be stated in terms of the measuring unit current at the closing date of the latest reporting period, regardless of whether they are based on a historical cost approach or a current cost approach. To this end, in general terms, the inflation rate must be computed in the non-monetary items as from the acquisition date or the revaluation date, as applicable. These requirements also comprise the comparative information of the financial statements.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of factors to consider, including a cumulative inflation rate over three years that is close to or exceeds 100%.

It is important to highlight that the three-year accumulated inflation rate as of December 31, 2018 reached 147.8%. On the other hand, the macroeconomic events that have taken place in the country during the year show that the country is complying with the qualitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. All this, consequently, originates the need to apply the restatement for inflation of the financial statements in the terms of IAS 29 for the year ended December 31, 2018. The FACPCE issued Resolution No. 539/18 dated September 29, 2018 which defines the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the restatement for inflation such as, for example, the indexes to be used. This Resolution was approved, on October 10, 2018, by the CPCECABA through Resolution No. 107/2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018) amended Section 10 of Law No. 23,928, as amended, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18 (published in the Official Gazette on December 28, 2018), the CNV, the local regulatory agency, established the method to restate financial statements in current currency to be applied by issuers subject to its oversight, in accordance with IAS 29 for years/periods ended as of December 31, 2018.

TELECOM ARGENTINA S.A.

In relation to the inflation index to be used, according to Resolution No. 539/18, it will be determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires, due to the fact that during those two months there were no IWPI measurements at national level. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The index as of December 31, 2018 amounts to 2,443.16. The tables below show the evolution of these indexes in the last three years and as of December 31, 2018 according to official statistics (INDEC) following the guidelines described in Resolution No. 539/18:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018

Variation in Prices
Annual	17.2%	34.6%	24.7%	47.6%
Accumulated 3 years	72.5%	102.2%	96.6%	147.8%

As a consequence of the aforementioned, these Financial Statements as of December 31, 2018 were restated in accordance with the provisions of IAS 29.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2018. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Goodwill, Inventories, certain Investments in associates and the Equity items. Each item must be restated since the date of the initial recognition in the Company’s Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2018.

Comparative figures must also be presented in the current currency of December 31, 2018 and are restated using the general price index of the current year. Therefore, comparative figures for the previous reporting periods have been restated by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

As far as results are concerned, there was an increase in Amortization and depreciation arising from the restatement of non-monetary assets, and an improvement in financial income and expense due to the positive result of the exposure to inflation from the excess of monetary liabilities over monetary assets, with the consequent impact on income tax.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items shall be restated from the dates when the items of income and expense were originally recorded. To this end, the Company shall apply the variations in a general price index.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results, net.

The items of the Statement of Cash Flows must also be restated in terms of the measuring unit current at the closing date of the Statement of Financial Position. IAS 29 para 33 states that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting period. The gain arising from the restatement has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

Restatement of the Statement of Changes in Equity

All components of the Statement of Changes in Equity, except reserves and retained earnings, must be restated from the dates on which the items were contributed or otherwise arose.

Investments in Foreign Companies

The subsidiaries, associates and companies under common control that use functional currencies other than the Argentine peso (mainly foreign companies with economies that are not considered to be hyperinflationary), must not restate for inflation their financial statements, in accordance with IAS 29.

Notwithstanding, and only for reporting and consolidation purposes, the comparative figures presented in Argentine pesos in the Income Statement corresponding to the current year and the previous year must be stated using the exchange rates at the transaction date. In addition, the initial items of the Statement of Changes in Equity must be reported at the closing rate without modifying the total figure due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized against Retained Earnings and Other Comprehensive Results.

TELECOM ARGENTINA S.A.

NOTE 2 – REGULATORY FRAMEWORK

a) Regulatory Authority

The activities of the Company that provides Information and Communication Technologies Services (“ICT”) are regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector.

Until the issuance of the LAD, which was published in the Official Gazette on December 19, 2014 and has been in force since its publication, the telecommunication services provided by Telecom Argentina and its domestic subsidiaries were regulated by the CNC, a decentralized agency within the scope of the SC, which was also under the scope of the Ministry of Federal Planning, Public Investment and Services. Subsequently, through the LAD it was created the Federal Authority of Information and Communication Technologies (“AFTIC”), as a decentralized and autonomous agency within the scope of the PEN, which would act as the regulatory authority of the LAD and would replace, for all purposes, of the SC and the CNC.

The LAD conferred the AFTIC the regulation, control, supervision and verification functions concerning ICT in general, and in particular of the telecommunications, postal service and all those matters integrated to its field in accordance with the provisions of the LAD.

In relation to the exploitation of subscription broadcasting services by physical and/or radioelectric link that were originally awarded under the regime established by Law No. 22,285, the COMFER was the enforcement authority established by that law. Under Law No. 22,285, subscription broadcasting companies in Argentina required a non-exclusive license from the COMFER in order to operate. Other approvals were also required, including, for some services, authorization by municipal agencies.

The Audiovisual communication services Law (Law No. 26,522, “LSCA”) was passed and enacted on October 10, 2009. Law No. 26,522 provided for the replacement of the COMFER with the Audiovisual Communication Services Law Federal Enforcement Authority (“AFSCA”) as a decentralized and autonomous agency within the scope of the National Executive Branch, and vests the new agency with authority to enforce the law.

By the end of December 2015, the PEN issued the Decree of Need and Urgency (“Decreto de Necesidad y Urgencia” or hereinafter the “DNU”) No. 267/15 (“DNU No. 267/15” published in the Official Gazette on January 4, 2016). The DNU substantially amends Laws LSCA and LAD and also creates the ENACOM as a new regulatory authority of those laws. The ENACOM replaces the AFTIC and AFSCA. This new Authority acts as an autonomous agency within the scope of the Ministry of Communications.

Subsequently, and from Decree No. 632 of August 11, 2017 the ENACOM was within the scope of the Ministry of Modernization. On September 5, 2018, the PEN issued Decrees No. 801 and 802 through which the Law on Ministries was modified again and the organizational structure of the Public Administration, and it is established that the Ministry of the Chief of the Cabinet replaces of the Ministry of Modernization and the ENACOM continues within the scope. In addition, the Government created the office of Secretary of Modernization, who will act as Deputy Chief of Cabinet to assist the Chief of the Cabinet of Ministers in the establishment of cross-cutting modernization policies for the administration of the National Government.

On the other hand, the subsidiary Núcleo, with operations in the Republic of Paraguay, is supervised by the CONATEL and Núcleo´s subsidiary Personal Envíos is supervised by the Banco Central de la República del Paraguay.

Telecom USA, Telecom Argentina’s subsidiary in the United States, is supervised by the Federal Communications Commission (the “FCC”).

Adesol is a subsidiary of the Company organized in the Oriental Republic of Uruguay, which is a related party of Bersabel S.A. and Satelital Visión S.A., two licensees that provide subscription broadcasting services in such country and are subject to the control of the Communication Services Regulatory Unit (“URSEC”).

TELECOM ARGENTINA S.A.

b) Licenses

✓              The Company, under the unique Argentina Digital license, currently provides the following services:

•                  Local fixed telephony,

•                  Public telephony,

•                  Domestic and international long-distance telephony,

•                  Domestic and international point-to-point link services,

•                  VAS, data transmission, videoconferencing, transportation of audio and video signals and Internet access,

•     STM, SRMC, PCS and SCMA. These services are also denominated Mobile Advanced Communications Services (“SCM”),

•                  SRS,

•                  SRCE.

Licenses for the provision of SCM services were originally granted to Personal and were transferred to Telecom since the Reorganization according to the terms of the ENACOM Resolution No. 4,545-E/2017. Such licenses have been granted to provide STM in the Northern Region of Argentina, SRMC in the AMBA area, the PCS service and the SCMA, throughout the national scope.

SRCE licenses and authorizations were transferred to the Company, within the framework of the merger with Cablevisión, pursuant to the terms of Resolution ENACOM No. 5,644-E/2017 (see point f) of this Note).

The Registry for the provision of Physical and/or Radioelectric Link Subscription Broadcasting and their respective area authorizations were transferred to the Company within the framework of the merger with Cablevisión pursuant to the terms of Resolution ENACOM No. 5,644-E/2017.

✓              Licenses to Telecom Argentina’s subsidiaries

Núcleo has been granted a license to provide mobile telecommunication services (STM and PCS) throughout Paraguay. In addition, Núcleo has been granted a license for the installation and provision of Internet and Data services throughout Paraguay. All these licenses have been granted for renewable five-year periods. See additional information in Note 2.e), regarding the adjudication of the auction for 700 MHz band spectrum in Paraguay.

Personal Envíos, a company controlled by Núcleo, is authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Tuves Paraguay, a company controlled by Núcleo, has a license for the provision of services of distribution of digital audio and television signals to homes (“DATDH”), for the term of five years. The license was granted in March 2010 and renewed in March 2015 for a term of five years.

c) Regulatory framework of the services provides by the Company

Among the main rules that govern the services of the Company, it is worth mentioning:

•                  The LAD, as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16.

•                  Law No. 19,798 remains in force only to the extent that it does not conflict with the provisions set out under the LAD.

•                  The Privatization Regulations that regulates the process.

•                  The Transfer Agreement.

•                  The Licenses for providing telecommunication services granted to the Company and the List of Conditions and their respective regulations.

•                  Law No. 22,285 and the different Bidding Terms and Conditions for the provision of Subscription Broadcasting Services during the term thereof.

On the other hand, the exploitation of physical and/or radioelectric link subscription broadcasting services licenses held by the Company, granted in due time under the regime of Law No. 22,285, are currently governed by the LAD, as from the issue of DNU No. 267/15.

The only service that could be considered under the purview of the LSCA is the registration of the signal METRO, as this signal is marketed to be broadcasted through other services that acquire it for such purpose, and therefore it has a registration number issued by ENACOM that must be renewed on an annual basis.

Likewise, the Company annually renews with the ENACOM its Certificate to operate as Advertising Agency, Direct Advertiser and Advertising Producer.

TELECOM ARGENTINA S.A.

✓              Law No. 27,078 – Argentine Digital Law (LAD)

Enacted in December 2014, the LAD maintained the single country-wide license scheme and individual registration of the services to be provided, but replaced the term telecommunications services for ICT Services.

The LAD incorporated several modifications to the regulatory framework in force until December 19, 2014, as regards telecommunications, among those that stand out:

•     the rule on prices and rates establishing that the licensees of ICT Services shall set their prices which shall have to be fair and reasonable, cover the exploitation costs and tend to the efficient supply and reasonable operation margin.

•     the amendments as regards Universal Service.

•     the declaration of public interest the development of ICT and its associated resources in order to establish and ensure complete neutrality of networks and to guarantee every user the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions, discrimination, distinction, blocking, interference, obstruction or degradation.

•     the possibility that the licensees of the ICT Services can supply audiovisual communication services (including the licensees included in the restrictions of the LSCA, among which was Telecom), with the exception of those provided through satellite link, in which case, the corresponding license must be requested from the proper authority.

On the other hand, Law No. 19,798 Telecommunications Act (passed in 1972), and its amendments, will continue in effect only with respect to those provisions that do not contradict the provisions of the new LAD (including, for example, Section 39 of Law No. 19,798 referred to exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, and its amendments, but provisions of the Decree that do not contradict the LAD will remain in effect during the time it takes to the regulatory authority to issue new licensing, interconnection services, universal service and spectrum regulations (see New Regulations in Note 2.f).

✓              Decree No. 267/15 – Amendments to the LAD

On January 4, 2016, Decree No. 267/15 was published in the Official Gazette, amending Law No. 26,522 (Audiovisual Communication Services) and Law No. 27,078 (LAD). As mentioned above, ENACOM was created as the regulatory authority applicable of these laws.

The main amendments to the LAD consist of:

•                  The incorporation of Broadcasting Services provided by subscription (physical or radioelectric link, such as Cable TV) as an ICT service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite Television Services will remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite television license provided by subscription is incompatible with having any other kind of ICT Services license.

•     Broadcasting supplied by subscription licenses (such as Cable TV) issued before the application of Decree No. 267/15 will be considered for all purposes as in compliance with LAD upon the respective registration for such service provision. Furthermore, also states a 10 years extension from January 1, 2016, for the use of frequency spectrum to radioelectric link provided by subscription license holders.

•     Decree No.267/15 replaced the LAD’s Section No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No.264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93 are prohibited from providing Broadcasting under subscription services (defined as any form of communication, primarily one-way, for the transmission of signals to be received by a determinable public, either by physical or by radio connection, for example, video cable and IPTV services) until January 1, 2018 (this term can be extended by 1 additional year). Also, replaces Section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile services providers with licenses granted by Decree No.1,461/93, which choose to provide broadcasting under subscription services.

•                  In addition, shareholders of a 10% or more interest in companies that provide public services may not be holders of a subscription radio record. However, this will not apply in the following cases: (i) non-profit companies to whom the national, provincial or municipal State has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) those mentioned in section 94 (including the Company) who will be only able to provide the service after the expiration of the period specified therein.

TELECOM ARGENTINA S.A.

Section 28 of Decree No. 267/15 created, in the field of the Ministry of Communications, the Commission for the Elaboration of the Draft Law for the Reform, Updating and Unification of Laws LSCA and LAD. The Commission is responsible for the study of the reform of both laws under the principles set out herein.

Through Resolution No. 1,098-E/16 published on October 31, 2016, the Ministry of Communications extended for 180 days the deadline for the preparation of the draft reform of Laws LSCA and LAD.

Subsequently, through MIDMOD Resolution No. 490/2018, published in the Official Gazette on August 13, 2018, the deadline for the analysis and publication of the ICT Project Law was extended for 90 days.

Finally, the Secretariat of Modernization, which reports to the Chief of the Cabinet of Ministers, issued Resolution RESOL-2018-131-APN-SGM#JGM, whereby it provided for a 1-year extension, counted as from the date of publication, or 90 business days subsequent to the final enactment of the Bill for the Promotion of Deployment of Infrastructure and Competition of Information Technology and Communication Services (ITCS), whichever occurs first, for the review process conducted for the creation and publication of the final bill for the amendment, updating and unification of Laws Nos. 26,522 and 27,078, to be submitted to the National Executive Branch.

Furthermore, the Decree provides that the transfers of licenses and equity interests involving the loss of company control must be approved by the ENACOM, stating a new procedure provided by section 8 of Decree No. 267/15. Those transfers of licenses and equity interests or shares in licensees will be considered ad referendum of ENACOM approval.

Decree No. 267/15 repealed Section 15 and Section 48 (second paragraph) of the LAD thus revoking: (i) the essential and strategic nature of public ICT services to be provided on a competitive basis regarding the use and access to telecommunications networks for and between ICT Services licensees; and (ii) the Regulatory Authority’s power to regulate tariffs based on reasons of public interest.

On April 8, 2016, the Chamber of Representatives voted in favor of the validity of DNU No. 267/15. According to this, it acquired the status of Law.

It should be noted that pursuant to Section 21 of Decree No. 267/15 and until the enactment of a law that will unify the fee regime provided under Laws LSCA and LAD, the physical link and radio-electric link subscription broadcasting services will continue to be subject only to the fee regime provided under LSCA. Therefore, they shall not be subject to the investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of LAD.

✓              Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of Laws LSCA and LAD. This Decree complements to DNU No. 267/15, which has the status of Law.

Among the most relevant provisions, it establishes:

•     Fixing the 15-year-term, as from the publication of the Decree, as differential condition in the terms provided by section 45 of LAD, for the protection of last-mile fixed of new generation networks deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be stated, notwithstanding the provisions of section 56 of LAD.

•     That the Ministry of Communications or ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum.

•     That Operators included in section 94 of the LAD (among them, Telecom Argentina), may register the Broadcasting Service by subscription, by physical or radio connection as of the enforcement of this Decree, setting January 1, 2018 as initial date for the provision of such service in the AMBA (and extended AMBA), and in the cities of Rosario (Santa Fe Province) and Córdoba (Córdoba Province). The Decree provides that, for the rest of the country, the initial date for the provision of the services of these operators shall be determined by the ENACOM (see ENACOM Resolution No. E 5,641 E/ 2017 in Note 2.f)).

•     That ICT’s licensees and Satellite Link Subscription Broadcasting licensees, who as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

TELECOM ARGENTINA S.A.

•     That for the purposes of the provisions of section 92 of LAD and section 2, paragraph g) of Decree No. 798 issued on June 21, 2016, Ministry of Communications shall ensure the following principles on interconnection matters:

a)  until the interconnection prices determination systems provided by the National Interconnection Regulation are implemented, averages of regional Latin America prices shall be considered for similar functions and facilities, corrected by parameters which comply with the conditions of the sector, as determined by the authority of application;

b)  in accordance with section 46 of LAD, the National Interconnection Regulation shall provide asymmetric interconnection rates for mobile services for a 3 years period from the effective service implementation, extendable for a maximum of 18 months;

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

The National Interconnection Regulation will enable ENACOM to define reference prices for a maximum period of 3 years, taking into consideration the costs of the assets involved subject to exploitation and a reasonable return rate to ensure speed, neutrality, non-discrimination and balanced competition between mobile service providers. Likewise, they shall not contain technical, interconnection, operational or other conditions that delay, obstruct or create barriers for the remaining mobile services providers to access the market.

d) Universal Service Regulation

•                  Decree No. 764/00

With respect to Universal Service Regulation, Annex III of Decree No. 764/00 required entities that receive revenues from telecommunications services to contribute 1% of these accrued revenues (net of taxes) to the Universal Service Fiduciary Fund (the “SU Fund”). The regulation also adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Likewise, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers must open an account at Banco de la Nación Argentina to deposit monthly the corresponding amounts. In August 2007, Resolution No. 2,713 of the former CNC was published, which provided details regarding the concepts that have been achieved and those that are deductible for the purpose of calculating the contribution obligation to the FFSU.

•                  Decree No. 558/08

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

TELECOM ARGENTINA S.A.

The Decree required telecommunications service providers to contribute 1% of their total revenues (from telecommunication services, net of taxes) to the SU Fund and kept the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the corresponding receivable, as the case may be.

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

•                  Amendments of the LAD to the SU Regulation

The LAD introduced substantial modifications to the regulations of the SU issued by Decree No. 558/08. Among its provisions, the LAD provides for the creation of a new FFSU and that the investment contributions corresponding to the SU programs are managed through such fund, whose patrimony is the National State.

The licensees of ICT Services are obliged to make investment contributions to the SU Fund equivalent to one per cent (1%) of the total accrued revenues for the provision of the ICT Services included in the scope of application of the law, net of imposed taxes and charges. The investment contribution shall not be transferred to the users whatsoever. In turn, the regulatory authority may dispose, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform said investment contributions.

This law also establishes that by virtue of that set forth by Sections 11.1 and 11.2 of the Management Trust Agreement of the SU Fund of Decree No. 558/08, the resources therein foreseen in section 8 of Annex III of Decree No. 764/00 and its amendments shall be integrated to the SU Fund created by the LAD in the conditions determined by the regulatory authority.

The SU Funds shall be applied by means of specific programs defined by the regulatory authority who may entrust the execution of these plans directly to the entities included in Section 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

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

•       SU Fund in Telecom Argentina in relation to its original license for the provision of the SBT

Several years after the market’s liberalization and the effectiveness of the SU regulations subsequently replaced by Decree No. 558/08 and by the LAD, incumbent operators have not received any set-offs for providing services as required by the SU regime.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, the Company has filed its monthly calculations since July 2007 which estimated a receivable of $3,998 (unaudited) being both the programs and the valuation methodology that originates this receivable, pending approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2018 since it is subject to the approval of the SU programs, the review of the Regulatory Authority and the availability of funds in the SU Trust as to compensate the incumbent operators.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting to approximately $3,849 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution.

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

Telecom Argentina’s Management, with the advice of its legal counsel, has filed appeals against SC Resolutions aforementioned presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $1,194 and are included in the credit balance mentioned in the second paragraph.

As of the date of issuance of these consolidated financial statements the resolution of this appeal is still pending.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that appeals against the SC Resolutions are still pending of resolution.

Although it cannot be assured that these issues will be favorably resolved at the administrative stage, Telecom Argentina’s Management, with the assistance of its legal advisors, considers that it has strong legal and de facto arguments to support the position of Telecom Argentina.

•       SU Fund in Telecom Argentina in relation to the SCM originated in Personal

Since January 2001, Personal has recorded a liability related to its obligation to make contributions to the SU Fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal has filed its calculations and deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

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

TELECOM ARGENTINA S.A.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the SCM Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, did not constitute items that may be discounted from the amount of contributions to the SU pursuant to the last part of Section 3, of Resolution No. 80/07, or Section 2 of Decree No. 558/08. It also provided that certain amounts already deducted would be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

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

Telecom Argentina’s Management cannot assure that this issue would be favorably resolved in the administrative stage.

•       FFSU – SU Fund in Telecom Argentina in relation to the services originated in Cablevisión

Cablevisión was not able to meet its contribution obligations during the period in which its license was revoked, but made the corresponding payment as soon as the revocation was declared null and void, for which no amount is owed by it on such account.

The Regulatory Authority has yet to decide on the approval of the Project submitted by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to meet the contribution obligation to the SU for the amounts accrued between January 2001 and the effective date of Decree No. 558/08.

e)             Spectrum

SC Resolution No. 38/14

On October 31, 2014, the Public auction process approved by SC Resolution No. 38/14 for the awarding of the remaining frequencies of the Personal Communication Services (PCS), of the SRMC, as well as those of the new spectrum for the SCMA were carried out. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8 by Resolution SC N° 79/14 (SCMA) and Resolutions SC N °80/14, 81/14, 82/14 and 83/14 (PCS and SRMC).

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the rest of Frequency Bands which composed Lot No. 8. Personal stated that such Lot formed a unique and comprehensive block for purposes of complying with the obligations undertaken in connection with the deployment of the SCMA, also expressing that the Federal Government has the obligation to cause the awarded bands to be free from occupants and interferences.

The Auction Terms and Conditions also established demanding coverage and network deployment obligations, demanding significant investments by the Company.

The Auction Terms and Conditions provided authorizations for the use of the auctioned frequency bands for a period of fifteen (15) years from the notification of the award. After this deadline the Regulatory Authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by the Regulatory Authority). Subsequently, in Decree No. 1,340/16, it was established that the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in such bands in the area of Area II (AMBA). On August 30, 2018, the Resolution No. 528/18 was issued, in which it was stated that on February 27, 2018, the effective migration of such services has been verified.

TELECOM ARGENTINA S.A.

Regulations of Refarming with Financial Compensation and Shared Use of Frequencies

On January 31, 2017, Resolution of the Ministry of Communications 171-E 2017 was issued, approving the “Regulations of Refarming with Financial Compensation and Shared Use of Frequencies” (Reglamento de Refarming con Compensación Económica y Uso Compartido de Frecuencias) and modifies the spectrum cap, setting it in 140 MHz per provider for each area and/or operating location.

On the other hand, ENACOM Resolution No. 1,033-E/17, issued on February 20, 2017 provided to allocate the frequency bands between 905-915 MHz, and 950-960 MHz to the Mobile Service with primary status, for the provision of SCMA, and throughout ENACOM Resolution No. 1,034-E/17, also issued on February 20, 2017, allocated the frequency band between 2,500-2,690 MHz to the Mobile Service with primary status, for the provision of SCMA in addition to current services when their coexistence is possible.

On March 7, 2017 ENACOM Resolution No. 1,299-E/17 was published in the Official Gazette. This Resolution approved the Refarming Project with Financial Compensation and Shared Use of Frequencies to Nextel Communications Argentina SRL (“Nextel”), currently Telecom since the merger with Cablevisión S.A. –See Note 32 to our Consolidated Financial Statements, to provide the Advanced Mobile Communications Service, granting this company the registration for the provision of such service, and authorizing it to:

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

On July 5, 2017, ENACOM notified Personal of its Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to Telefónica Móviles Argentina S.A., the frequencies included in Lot B were assigned to América Móvil S.A. and the frequencies included in Lot C were assigned to Personal (all of them stated in Annex I of ENACOM Resolution No. 3,687 E/17), in the locations detailed in the respective Annexes (attached to Resolution No. 5,478-E/17) as requested by each provider. The Resolution provides that the enforcement of its provisions will be operative, within the Departments of San Rafael, General Alvear and Malargüe, of the Province of Mendoza, once the judicial decision ordered by the Federal Court of San Rafael in the legal process entitled “CABLE TELEVISORA COLOR S.A. c/ PEN AND OTHER S/ AMPARO Ley 19,986-File No. 5,472/17” had been revoked.

The spectrum allocation will last 15 years since CABA plus other 13 areas are free of interference over a total of 18 provincial capitals plus Rosario, Mar del Plata and Bahia Blanca and will demand payment of up to approximately US$55.9 million. The conditions for the spectrum allocation include certain obligations regarding the service launch by localities, penalty clauses for non-compliance with the deadlines established by localities (which would involve the frequency return plus a fine equivalent to 15% of the spectrum value of the locality involved) and certain guarantees required, among them, the deployment.

TELECOM ARGENTINA S.A.

Spectrum in 700 MHz Band licenses (Paraguay)

On September 2017 the public consultation process was started for the auction of 700 MHZ band spectrum. The list of conditions was issued on October 30, 2017 and in December of the same year the prequalification of offerers was done being Núcleo one of the prequalified and having to pay a deposit of US$15 million in December 2017. The process finished on January 4, 2018 with the simultaneous auction of 7 sub-bands of 5 + 5 MHz each one, Núcleo was awarded with two of them for an amount of US$12 million for each sub-band subject to the compliance with certain conditions provided by CONATEL’s resolution.

On February 27, 2018 the auction’s price was cancelled for the remaining US$9 million in compliance with CONATEL’s resolution.

On March 6, 2018, by Resolution No. 375/2018, CONATEL decided to grant the license for the provision of “Cellular Mobile Telephony and Internet Access and Data Transmission Services” in the 700 MHz frequency band, with coverage national, for a period of 5 years, renewable for an equal period.

f)                OTHER RELEVANT REGULATORY MATTERS

✓              ENACOM RESOLUTION NO. 5,641-E/17

Through this Resolution, published on December 22, 2017, the ENACOM decided:

•                          To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of Law No. 27,078 to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have less than 80,000 inhabitants. To extend until January 1, 2019 the term for the Licensees referred to in Section 94 of LAD to start providing subscription broadcasting services by means of physical or radio-electric link in those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, which have more than 80,000 inhabitants and where those services are rendered only by Cooperatives and Small-and-Medium Sized Companies.

•                          To provide that in all those locations in Argentina that do not fall within the scope of the second paragraph of Section 5 of Decree No. 1,340/16, whatever the size of their population, where the Subscription Broadcasting Service by means of physical or radio-electric link is rendered by, at least, a licensee that has more than 700,000 subscribers nationwide, the Licensees mentioned in Section 94 of LAD may start providing services as from January 1, 2018.

•                          The Licensees mentioned in Section 94 of LAD (among them, Telecom) that are authorized to provide Subscription Broadcasting Service by means of physical or radio-electric link may not make an integrated offering to provide said service with the rest of the services that they are currently providing in those locations until January 1, 2019.

•                          To provide that in those locations in Argentina where subscription broadcasting services by means of physical or radio-electric link are not provided, the Licensees mentioned in Section 94 of LAD may, as from January 1, 2018, request authorization to provide services in the respective coverage areas, subject to an evaluation by the ENACOM.

✓              GRID OF SIGNALS OF PHYSICAL AND/OR RADIOELECTRIC LINK BROADCASTING SERVICES

The General Rules approved by Resolution ENACOM No. 1,394/16 order providers of both types of services (physical and radio-electric link) to guarantee their compliance with a programming grid in each Coverage Area.

Later, by means of Resolution No. 5,160/2017, the ENACOM provided that the inclusion of broadcast television signals within the coverage area by the holders of a physical or radioelectric link subscription television registry will be subject to the conditions agreed upon with the holder of the broadcast television service and its retransmission will be mandatory only if they are delivered by its holders free of charge. In addition, the Resolution sets forth that the retransmission of cable news signals will only be mandatory for 24-hour news signals provided that they broadcast live programming during 12 of those 24 hours.

TELECOM ARGENTINA S.A.

✓         REGULATORY MATTERS IN URUGUAY

•                  Migration of services

Adesol S.A. is a subsidiary of the Company organized in the Oriental Republic of Uruguay, which is contractually related to Bersabel S.A. and Satelital Visión S.A., two licensees that provide subscription television services in such country and are subject to the control of the Communication Services Regulatory Unit (“URSEC”).

On January 11, 2018, Decree No. 387/017 dated December 28, 2017 was published in the Official Gazette. The Decree provides that all the subscription television services provided through the Codified UHF system shall be migrated to the TDH Satellite system without it entailing any changes to the original authorizations to operate or in the rest of the conditions established in the respective licenses. Such authorizations shall not undergo any changes in the authorized service areas for 18 months.

On February 9, 2018, Bersabel S.A. and Visión Satelital S.A., two of the licensees contractually linked to Adesol who use UHF systems coded for the provision of their services, submitted to the URSEC the migration plan relating to their subscribers. In view of the foregoing, as well as the contractual relationship that binds Adesol to the provision of said services, the Company’s subsidiary is, at the date of issuance of these consolidated financial statements, executing the technical plan for migration presented.

•                  Audiovisual Communications Law of Uruguay

On January 14, 2015, Law No. 19,307 was published in the Official Gazette of the Republic of Uruguay, which regulates the provision of radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of such law provides that the Executive Branch shall issue the implementing regulations for this law within a 120-day term as from the day following the publication of this law in the Official Gazette. As of the date of issuance of these consolidated financial statements, only Decree No. 45/015 has been issued, and the implementing regulations for most of the sections of this law are still pending. Such Decree provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years.

Section 54 of the Audiovisual Communications Law sets forth that an individual or legal entity cannot be allocated the full or partial ownership of more than six authorizations or licenses to provide television services to subscribers in the national territory of the Oriental Republic of Uruguay, which limit is reduced to three if one of the authorizations or licenses includes the district of Montevideo. Section 189 of this law sets forth that should such limits be exceeded as of the coming into force of the Law, the owners of those audiovisual communication services shall have to transfer the necessary authorizations or licenses so as not to exceed such limits within a term of 4 years as from the coming into effect of the Audiovisual Communications Law.

The subsidiary Adesol is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and the eventual legal actions it may bring to safeguard its rights and those of its shareholders. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider if the decisions to be issued by the Supreme Court of Uruguay in those proceedings may be favorable to the position of Adesol in the future. As of April 7, 2016, 28 unconstitutionality claims had been brought against the above-mentioned law. As of the date of issuance of these consolidated financial statements, the Supreme Court of Uruguay has issued 28 decisions, whereby it declared the unconstitutionality of Section 39 subsection 3, Section 55, Section 56 subsection 1, Section 60 paragraph C, Section 98 subsection 2, Section 117 subsection 2, Section 143 and Section 149 subsection 2 of Law No. 19,307. It should be noted that in some of these judgments the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

✓         NEW GENERAL RULES

New General Rules Governing ICT Services Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/2017, whereby it approved the new General Rules Governing ICT services Licenses. This Resolution repealed the General Rules approved through Annex I of Decree No. 764/2000, as from the date it became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/2016 and No. 1,394/2016 (except for Section 12 of its Annex I, which will remain in effect). The Company has made presentations appealing to some aspects of this Resolution, appeal which, to date, is still pending resolution.

TELECOM ARGENTINA S.A.

New General Rules Governing ICT Services Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/2017, whereby it approved the new General Rules Governing ICT Services Customers. This Resolution became effective on March 5, 2018, repealing SC Resolutions No.490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, as applicable, until the enactment of the penalty regime provided under Section 63 of LAD. Such New General Rules repealed the general rules governing mobile and basic telephony services customers, thus becoming the only general rules that govern ICT services customers, including Internet access services and subscription broadcasting services.

The Company has made a presentation to the Ministry of Modernization in relation to some disposals that affect their rights in the marketing of services under their responsibility (such as the 180-day period during which prepaid credit can be used, Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality).

MINMOD Resolution No. 363/2018, published in the Official Gazette on June 27, 2018, provided for amendments to the General Rules. Some of those amendments were related to the provisions challenged by Telecom in its filing. As of the date of issuance of these consolidated financial statements, the appeal filed by the Company is pending resolution.

Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. 203/2018, whereby it approved the new General Rules Governing Number Portability, including fix telephony services, and approves the schedule of implementation of such services. This Resolution repeals Resolutions N° SC 98/2010, SC 67/2011 y SC 21/2013 and the Ministry of Communications Resolution E-170/2017, and its supplementing regulations. Through Resolution No. 401/2018, published on July 11, 2018, the Ministry of Modernization decided to extend for ninety (90) business days the term for the implementation of “Stage 1” provided under the implementation schedule for fixed telephony service number portability. Said Resolution also provided that the ENACOM shall determine the way in which the Committee on Number Portability will be constituted and implemented.

Through Resolution No. 4,950/18 of August 14, 2018, the Board of the ENACOM decided to delegate to the owner of the first operational level of the National Directorate of Planning and Convergence of that Agency, the powers to: (i) approve the Processes and Technical and Operational Specifications of the Number Portability, (ii) approve the specification model for the selection of the Administrator of the Contract Database to be held between the Portable Service Providers and the Database Administrator and propose the modifications pertinent to the Committee on Number Portability, (iii) intervene with binding character in the procedure of contracting the Administrator of the Database.

This Resolution also provided that the Committee on Number Portability shall be composed of two representatives, a holder and an alternate, and approved the work schedule in order to carry out the correct implementation of the Number Portability.

Regulations Regarding New Interconnections and Accesses

On May 18, 2018, the Resolution No. 286/18 of the Ministry of Modernization was published in the Official Gazette, approving the new interconnection and access regulations, effective as of July 3, 2018, repealing the one approved by Decree 764/00.

According to the new Regulation, the terms, conditions and prices of interconnection and access may be freely set by the parties. These agreements cannot be discriminatory or set technical conditions that prevent, delay or hinder interconnection. Notwithstanding the foregoing, within 60 working days from the effective date, ENACOM will set provisional interconnection charges, in accordance with the provisions of Decree 1,340/16.

In addition, ICT service providers will be obliged to provide interconnection at the request of another ICT service provider, under technical and economic conditions no less favorable than those granted to themselves or to third parties. Also, the same quality of services as the one provided must be guaranteed.

Transparency in compensation must be guaranteed and ICT Providers of Services must not pay for functions or services that they do not need for the provision of their services.

TELECOM ARGENTINA S.A.

Finally, the following are considered Essential Facilities: a) Origination or Local Termination; b) Co-location; c) Local Transit Service; d) Port; e) Signaling Function; f) Loop and Local Customer Sub-loop; g) the Transportation Service (LD), when there is no substitute offer for contracting; and h) any other function or network element that the authority determines as such, ex officio or at the request of a party. These facilities must be provided separately and respecting the charges that the authority establishes. For this purpose, ENACOM will establish reference values, which will function as maximum values, and lower values, which may be agreed between the parties.

From the entry into force of the regulation, on July 4, 2018, Telecom had a period of 90 business days to present the Reference Offer to ENACOM, presentation that was duly made.

On August 14, 2018, ENACOM issued Resolution No. 4,952/18, establishing a provisional charge equivalent to US$0.0108 per minute of communication, without considering the different taxes and charges that may be applicable for the origination services or local termination in the mobile communications service networks. Likewise, it is established that for the purposes of applying the fixed charge, the unit of measurement will be the second. Through ENACOM Resolution No. 1,161/2018 dated November 27, 2018, the ENACOM set the same charge for SRCE network termination.

On this same date, ENACOM Resolution No. 1,160/2018 was published in the Official Gazette, whereby the ENACOM set: (i) a provisional charge equivalent to forty-five ten-thousandths US dollars (US$ 0.0045) for local origination or termination services over fixed telephony service networks per minute of communication (ii) a provisional charge equivalent to ten ten-thousandths US dollars (US$ 0,0010) for local transit service per minute of communication (iii) a provisional charge equivalent to twenty-seven ten-thousandths US dollars (US$ 0,0027) for long distance transport service per minute of communication (iv) the second as the measuring unit for the purposes of applying the charges set under this Resolution.

Telecom filed an appeal with the ENACOM challenging those charges with the respective legal grounds to request the review of the above-mentioned Resolution by that agency. As of the date of issuance of these financial statements such appeal is still pending resolution.

•                  Quality Rules for ICT Services.

Through Resolution No. 580/18, published in the Official Gazette on September 6, 2018, the Ministry of Modernization approved the Quality Rules for ICT Services which came into force on January 4, 2019.

This Resolution repeals Resolution No. 5/2013 issued by the former SC and Resolution No. 3,797/2013 issued by the former CNC. In addition, the ENACOM is instructed to issue the implementing regulations within a term of 90 calendar days, which as of the date of issuance of these consolidated financial statements are still pending of resolution.

Likewise, the Company is still analyzing the impact of the new rules issued on its operations.

•                  National Rules for Contingencies.

Through Resolution No. 51/18, published in the Official Gazette on November 6, 2018, the Secretariat of Modernization approved the National Rules for Contingencies and ordered the ENACOM to issue the implementing procedures or Contingency Plan within a term of 90 calendar days as from its publication in the Official Gazette.

Although the term has expired, as of the date of issuance of these consolidated financial statements, such procedure has not been issued.

•                  Single Desk System.

Through Decree No. 997/2018, published on November 6, 2018, the Secretariat of Modernization established a single desk system for the installation of antenna support structures of any kind for rendering SCMA services in order to expedite the granting of authorizations and permits for the construction and installation of structures for the deployment of mobile services.

TELECOM ARGENTINA S.A.

•                  Implementation of the Online Proceedings (“IOP”) Platform for notices issued by the ENACOM.

Through Resolution No. 4,703/18, published on July 24, 2018, the ENACOM provided for the use of the IOP Platform for requests and notices. In view of the legal and operating implications of this implementation, on August 8, 2018, Telecom filed with the ENACOM an appeal against said resolution, which, to date, is still pending resolution.

•                  Implementation of the Rules for the Registration of SCM Customers.

On December 2, 2016, the ENACOM published Resolution No. 8,507 - E/2016, whereby it approved the Rules for the Registration and Validation of the Identity of the Account Holder Users of Mobile Communication Services.

Through Resolution No. 466/2018, published in the Official Gazette on October 19, 2018, the ENACOM extended until October 31, 2018 the term for the registration and validation of all the preexisting prepaid customers.

The Company has conducted all the necessary actions and implementations required to fulfill the guidelines for the registration of its customers, as ordered by said regulations.

CONSULTATION DOCUMENT UNDER THE PROCEDURE FOR THE “GENERAL RULES GOVERNING PUBLIC HEARINGS AND CONSULTATION DOCUMENTS FOR COMMUNICATIONS” AND THE “GENERAL RULES FOR THE PARTICIPATORY DEVELOPMENT OF RULES”

•                  Procedure for the Public Consultation on Allocation of Shared-Use Frequency Bands

Through Resolution No. 2/18, the SETIC ordered the beginning of the procedure provided under Article 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, with respect to the document “Public Consultation on Allocation of Shared-Use Frequency Bands.”

Telecom submitted its opinions and observations about the Document under consultation on January 10, 2019.

•                  Public consultation procedure on Infrastructure Sharing

Through Resolution of the SETIC No. 18/18, it was declared the opening of the procedure provided for in Article 44 and following of the General Rules of Public Hearings and Consultation Documents for Communications, regarding the document “Public Consultation on Infrastructure Sharing”.

On October 8, 2018, Telecom presented its opinions and observations on the document in consultation.

On January 29, 2019, Resolution-2019-3-APN-STIYC # JGM is published in the Official Gazette, which establishes the opening of the procedure settled in Article No. 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, “The Regulation of Infrastructure Sharing”. As of the date of issuance of these consolidated financial statements, the Company is analyzing the document in order to present pertinent opinions and observations.

•                  Procedure for the Public Consultation on Update of the Main Signaling Plan.

Through Resolution No. 2/18, the SETIC ordered the beginning of the procedure provided under Article 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, with respect to the document “Public Consultation on Update of the Main Signaling Plan.”

On January 10, 2019, Telecom submitted its opinions and observations about the Document under consultation.

•                  Procedure for Public Consultation on the Most Beneficial Conditions for Network Access and Use

Through Resolution No. 4/18, published in the Official Gazette on December 18, 2018, the Secretariat of Modernization ordered the beginning of the procedure provided under Article 44 et seq of the General Rules Governing Public Hearings and Consultation Documents for Communications, with respect to the document “Public Consultation on the Most Beneficial Conditions for Network Access and Use.”

The Company submitted its opinions and observations about the Document under consultation.

TELECOM ARGENTINA S.A.

✓         DECREE NO. 1,060/2017 - DEVELOPMENT OF MOBILE COMMUNICATION SERVICES NETWORKS

This Decree, published in the Official Gazette on December 21, 2017, provides for the facilitation of the development of mobile communication services networks, establishing, among other provisions, that the jurisdictions and agencies comprised in subsections a) and b) of Section 8 of Law No. 24,156 shall ensure TIC services and independent operators of passive infrastructure multiple or shared access, for consideration, to passive infrastructures for the deployment of networks under neutral, unbiased, transparent, fair and non-discriminatory conditions, without the possibility of granting any exclusiveness or preference whatsoever, in fact or in law, provided that such access does not compromise the continuity and security of the services provided by its holder.

The Decree also provides, among other issues, that:

1) The Ministry of Modernization:

a.    shall issue comprehensive general rules with supplementary regulations for infrastructure sharing;

b.    shall develop, within a term of 180 days, a multi-year spectrum plan in order to maximize and    increase the radioelectric resources for the deployment of next-generation mobile networks and SCM in order to support traffic growth and improve service quality;

c.    shall issue supplementary or clarifying regulations relating to Section 29 of LAD, establishing efficient procedures and avoiding distortions in competition;

d.    shall identify radioelectric spectrum frequency bands for the development of new services and wireless applications and issue regulations allowing for their shared and unauthorized use.

2) The frequencies that are allocated and authorized to SRCE may only be used to provide those services. The ENACOM may allocate frequencies to provide SCM and demand the return of the frequencies and migration of services pursuant to Section 28 and 30 of LAD, and its regulations, or, at the request of the interested party, apply Section 4, subsection b) of Decree No. 1,340 dated December 30, 2016, and its regulations, establishing an economic compensation in favor of the National Government.

3) SBT licensees may provide this service through the use of radioelectric spectrum frequencies using those allocated for the provision of 4G mobile services, notwithstanding the provision of fixed telephone service pursuant to Section 2, subsection a) of the PCS General Rules approved as an annex to Section 1 of Decree No. 266 dated March 10, 1998, through the execution of agreements with the licensees of those frequencies, which shall be reported to the ENACOM.

4) Delegate on the Ministry of Modernization the power to issue the penalty rules provided under Section 63 of LAD, which shall repeal the current rules approved under Decree No. 1,185 dated June 22, 1990, as amended and supplemented.

✓   REGISTRATIONS AND AUTHORIZATIONS TO USE THE SPECTRUM THAT ARE NOW HELD BY THE COMPANY AS A RESULT OF CORPORATE REORGANIZATIONS OF TELECOM AND MERGER BY ABSORTION OF CABLEVISION (NOTES 4.f) AND 4.a) RESPECTIVELY):

1)             Personal:

On November 24, 2017, Telecom Argentina and Personal were served with ENACOM Resolution No. 4,545-E/2017, whereby that agency decided:

(i) to authorize Telecom Personal to transfer in favor of Telecom Argentina the registrations of Mobile Telephone Services, Cellular Mobile Radiocommunications Services; Personal Communications Services Area I, II, III, and Mobile Advanced Communications Services, as well as the resources, permits and frequencies granted in its name;

(ii) to revoke the licenses granted to Personal to render Data Transmission, Value Added and National and International Long-Distance Telephone Services;

(iii) to authorize the transaction reported by Telecom whereby the controlling companies Sofora Telecomunicaciones S.A. and Nortel Inversora S.A. are dissolved without liquidation pursuant to the Bidding Terms and Conditions approved under Decree No. 62/1990.

TELECOM ARGENTINA S.A.

2)             Cablevisión:

On December 22, 2017, the Company and Cablevisión S.A. were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión S.A. to transfer in favor of Telecom Argentina:

(i)                 The Registration of physical and/or radioelectric link broadcasting services, including the permits/frequencies required to provide radioelectric link broadcasting services, as well as the area authorizations to provide those services (via physical and radioelectric link), which may operate in Area II, defined as provided under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of National Decree No. 1,340/2016, and in the rest of the areas authorized on the dates and in the modalities provided by ENACOM Resolution No. 5641/2017 dated December 20, 2017;

(ii)         The Radioelectric Service of Concentration of Links (“SRCE”); and;

(iii)      The authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión S.A., pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L., on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión S.A., shall, within a term of two years as from the date on which the merger is approved by the CNDC and the ENACOM or any agency that may substitute them in the future, return the radioelectric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may repeal it in the future. To those effects, the Company shall file with the ENACOM, no later than one year in advance upon the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

In addition, through that Resolution, the ENACOM authorized the change of corporate control, pursuant to Section 33 of the LGS, in Telecom Argentina once the merger became effective and the shareholders agreement dated July 7, 2017 became effective, as a result of which CVH became the legal controlling company of Telecom Argentina as surviving company of Cablevisión.

Such Resolution also approved:

(i)                                     The relinquishment of the services registrations that are currently non-operative that had been requested by Cablevisión S.A. People Notice service (“SAP”), Community Repeater (“SRC”), Public Telephony (“STP”), Location of Vehicles (“SLV”) and Alarm by radioelectric link (“SAVR”) and by Telecom (SRC); and

(ii)                                  The revocation of the licenses and registrations granted to Cablevisión S.A., now held by   Telecom.

In addition, the Resolution provides that:

(i)                                     Telecom shall comply with Section 95 of Law No. 27,078, which provides for the conditions under which it may operate the physical and/or radioelectric link subscription television service, transcribed below:

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

e.           It shall not conduct anti-competitive practices concerning the rights to broadcast contents over its networks and facilitate a growing percentage to be established by the ENACOM to the distribution of contents from independent third parties; and

f.              It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.

TELECOM ARGENTINA S.A.

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

As of the date of issuance of these consolidated financial statements, the Company has complied with such provisions.

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

On June 29, 2018, the Secretary of Commerce issued Resolution No. 374/18, whereby it authorized the merger transaction in the terms of paragraph a) of Article 13 of Law No. 25,156. (For more information, see Note 4.a).

✓         “ENACOM RESOLUTIONS NO. 840/18, NO. 1,196/18 AND NO. 4,353/18 – NEW REGIME FOR RADIOELECTRIC SPECTRUM FEES”

On February 27, 2018, Resolutions Nos. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard.

In accordance with the provisions of Resolution No. 4,353/18, published in the Official Gazette on May 24, 2018, the new Regime for Radio-electric Rights and Tariffs will not have an impact until August 31, 2018. This Resolution suspends the effects of Resolutions No. 840/18 and No. 1,196/18, from its publication until August 31, 2018. During this period, the Radioelectric Rights corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) that are accrued will be paid in accordance with the regime prior to the one established by Resolutions No. 840/18 and No. 1,196/18. The affidavits corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA), which expire in the months of April and May 2018, that had not been prepared in accordance with the provisions of Resolution ENACOM No. 840/2018, must be submitted rectified and pay the resulting differences on October 10, 2018.

As of the date of issuance of these consolidated financial statements Telecom has submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May), and has paid (under protest) the respective amounts. It also started to comply with, as from September 2018, the filing and payment (under protest) of the corresponding affidavits.

TELECOM ARGENTINA S.A.

✓              BUY ARGENTINE ACT

According to the provisions of Article 1 of Law No. 27,437, which is regulated by Decree No.800/2018 and Resolution No. 91/2018 of the Secretariat of Industry, Telecom Argentina - as a public fixed telephone service licensee - and their respective direct subcontractors, in the procurement of provisions and public works and services shall give preference to the purchase or lease domestic goods and services.

Article 2 of the mentioned law provides that the preference established in Article 1 to domestic goods or services will apply when, for identical or similar goods or services, under cash payment terms, the price is equal to or lower than the price of imported goods or services, increased by 15% when the offering of the good or services is carried out by companies qualified as Micro and SME, and 8% when the offering of the good or services is carried out by other companies. For comparison purposes, the price of imported goods shall include current import duties and taxes and all expenses required for its nationalization.

Article 5 of the mentioned law establishes that a good is of national origin when it has been produced or extracted in Argentina, provided that the cost of imported raw materials, inputs or imported materials does not exceed 40% of its gross value of production.

Relating to services acquisitions, Law No. 18,875 applies, which provides the obligation to hire only companies, consultants and domestic professionals, as defined in the mentioned Law. Any exceptions must be approved by the competent Ministry.

Additionally, Resolution No. 2,350/04 of the former CNC, approves the “Procedure for the accomplishment of the Buy Argentine Act”, which includes the obligation to submit semiannual affidavits related to the compliance with the Act.

The regulatory body establishes economic, administrative and criminal sanctions for the alleged breach of the obligations of Buy Argentine Act.

It is worth mentioning that this Act provides to Telecom Argentina less operational flexibility related to, among other matters, authorizations management prior to acquisitions, investment of time in the assembly of the required presentations with respect to the obligation to inform the semiannual affidavits of compliance of the Buy Argentine Act and associated administrative expenses.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by applying the restatement criteria of financial statements established in IAS 29. For more information, see Note 1.e).

a)           Going Concern

The consolidated financial statements as of December 31, 2018 and 2017 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months from the end of the reporting period).

b)   Foreign Currency Translation

Items included in the financial statements of each of the entities of Telecom are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Telecom’s companies located in Argentina. The functional currency for the foreign subsidiaries of Telecom is the respective legal currency of each country.

The financial statements of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the reporting date; for assets and liabilities while income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated financial statements are translated at the average exchange rates for each year.

c)           Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in Debt financial costs and Other financial results, net.

TELECOM ARGENTINA S.A.

d)          Consolidation

These consolidated financial statements include the consolidation of the assets, liabilities, results and cash flows of Telecom Argentina and its subsidiaries, as well as the consolidation in its financial statements of the assets, liabilities and results under joint control, according to the percentage of interest in the arrangements of the companies and joint ventures (“Interests in joint operations,” point d.2) jointly controlled by it; and, the interest owned by the Company in associates is recognized in one item (companies in which it exercises significant influence, see d.3) Investments in Associates.) Finally, structured entities with the specifications mentioned in point d.4) are included in these consolidated financial statements.

d.1) Control

Control exists when the investor has substantive power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of returns. Subsidiaries are fully consolidated from the date on which control is transferred to the controlling company. They should be deconsolidated from the date that control ceases.

In the preparation of these consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated subsidiaries are consolidated on a line-by-line basis. Non-controlling interests in the equity and in the profit (loss) for the period are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions between Telecom and its subsidiaries have been eliminated in the preparation of these consolidated financial statements.

Financial statements of controlled companies are for the same period and has the same closing date of the parent’s financial statements and are made using the same accounting policies of the Company.

Note 1.a) details the consolidated subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes as of December 31, 2018.

The Company considers transactions with non-controlling companies that do not result in a loss of control as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests is adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in equity under a specific reserve in the equity attributed to the parent company.

d.2) Interests in Joint Operations

A joint operation is a contractual arrangement whereby two or more companies undertake an economic activity that is subject to joint control, i.e., when the financial strategy and the operating decisions related to the company’s activities require the unanimous consent of the parties sharing control.

In the cases of joint business arrangements executed through Uniones Transitorias de Empresas (“UTE”), considered joint operations under IFRS 11, the Company recognizes in its financial statements on a line-by-line basis the assets, liabilities and net income subject to joint control in proportion to its share in such arrangements. Telecom, upon absorbing the operations of Cablevisión, holds a 50% share in the UTE Ertach – Cablevisión.

The UTE Ertach – Cablevisión is engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and its municipal agencies in a single data communication provincial network.

The UTE was created in April 2005 by the Board of Directors of Prima (absorbed by Cablevisión in 2016) and currently has an agreement, with the Ministry of the Chief of the Cabinet of Ministers of the Province of Buenos Aires which was approved under Decree No. 2017-166-E-GDEBA-GPBA, that provides for the data transmission services for the Single Provincial Data Communication Network implemented under the original Bid for a term of 24 months since May 1, 2017.

TELECOM ARGENTINA S.A.

d.3) Investments in Associates

An associate is an entity over which the Company has significant influence, without exercising control, generally accompanied by equity holdings of between 20% and 50% of voting rights.

The associates’ assets, liabilities and net income are disclosed in the financial statements using the equity method. Under the equity method, the investment in an associate is initially recorded at cost and the book value will be increased or decreased to recognize the investor’s share in the statement of income for the year or in other comprehensive income obtained by the associate, after the acquisition date. The dividends distributions received from the associate will reduce the book value of the investment.

The Company’s investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. Goodwill is the excess of the acquisition cost over the Company’s share in the net fair value of the associate’s identifiable assets and liabilities (including contingent ones) measured at the acquisition date. Goodwill is included in the book value of the investment and tested for impairment as part of the investment.

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and the associates are eliminated considering the Company’s interest held in the associates.

If necessary, adjustments are made, to the associates’ financial statements so that their accounting policies are in line with those used by the Company.

d.4) Consolidation of structured entities

The Company, through one of its subsidiaries, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. In accordance with IFRS 10 “Consolidated Financial Statements”, these consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

Call Option Agreement of Adesol

On December 22, 2016, Adesol S.A. entered into a call option agreement (the “Call Option Agreement”) with the majority shareholder of the special purpose entities, whereby, Adesol has the right to exercise, until December 31, 2021, the irrevocable call option on the shares of those companies (the “Call Option”). If it exercises the Call Option, the purchase price has been preliminarily established in the amount of $128, subject to an eventual adjustment in case certain circumstances provided under the Call Option Agreement occur.

In addition to the execution of the Call Option Agreement, Adesol S.A. paid to the grantor of the call option an option premium the amount of $45 (the amount restated to current currency of December 31, 2018 amounts to $83). If Adesol S.A. does not exercise the Call Option, the seller shall irrevocably retain the amount paid by Adesol S.A., and the agreement will be terminated.

If it exercises the Call Option, the assignment, sale and transfer of the shares to Adesol shall be subject, as condition precedent, to the approval by the Communication Services Regulatory Agency of the Republic of Uruguay.

In addition, on December 28, 2017, the parties executed an amendment to the Option Agreement and the Seller sent a notice to Adesol, whereby: (i) the Call Option Period was extended for two additional years, thus the expiration date is December 31, 2023; (ii) the Purchase Price of the Shares was set precisely and definitively US$ 5,011,747 and $45; (iii) Adesol undertook to pay, within ten business days as from December 30, 2017, a Supplement to the Option Premium in the amount of US$ 4,500,000; and (iv) in the event that Adesol S.A. has paid the Seller the Supplement to the Option Premium and Adesol S.A. does not exercise the Call Option within the Call Option Period, the Seller undertakes to return to Adesol S.A., within ten business days as from the expiration of the Call Option Period, the amount of US$ 2,500,000 received as partial payment of the Supplement to the Call Option Premium. In view of the above, on January 16, 2018, Adesol S.A. paid to the Seller the Supplement to the Call Option Premium. Such amount was allocated under “Other deferred” in the statement of changes in equity and amounts to $91 at the exchange rate prevailing at the time of its payment (the amount restated to current currency of December 31, 2018 amounts to $132).

TELECOM ARGENTINA S.A.

d.5) Business Combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value (on the date of exchange) of the assets given, the liabilities incurred or assumed, and the equity instruments issued by the Company in exchange for the control of the acquired company. The costs related to the acquisition are expensed as incurred.

The consideration for the acquisition, if any, includes any asset or liability arising from a contingent consideration arrangement, measured at fair value at the acquisition date. Subsequent changes to such fair value, identified during the measurement period, are adjusted against the acquisition cost.

The identifiable assets, liabilities and contingent liabilities of the acquired company that meet the conditions for recognition under IFRS 3 are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess of the acquisition cost over the Company’s share in the net fair value of the acquired’s identifiable assets, liabilities and contingent liabilities measured at the acquisition date is recognized as goodwill. Any excess of the Company’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after its measurement at fair value, is immediately recognized in the income statement.

TELECOM ARGENTINA S.A.

d.6) Accounting treatment for the acquisition of the remaining shareholding (30%) of the subsidiary CV Berazategui

On April 4, 2018, the Company acquired shares representing 30% of the capital stock and votes of CV Berazategui for a total amount of US$ 8,968,000, equivalent to $181 at the date of the transaction.

The remaining 70% of the capital stock and votes of CV Berazategui are owned by Pem, a company controlled by Telecom Argentina.

This operation represents a transaction between the controlling and non-controlling shareholders in the consolidated financial statements. For this reason, the non-controlling interest of $5, which represents 30% of the equity value of CV Berazategui, was adjusted and the difference between the purchase price of $181 and the non-controlling interest was recorded in “Other deferred” within Net Equity attributable to controlling shareholders as of December 31, 2018, in accordance with IFRS 10 (the amount restated to current currency of December 31, 2018 amounts to $237).

e)           Revenues

Revenues are recognized to the extent the sales agreement has commercial substance, provided it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably.

Revenues are stated net of discounts and returns (such as handset returns). The Company discloses its revenues into two large groups: Services and equipment. Revenues from services are recognized over the time services are rendered to the customers. Revenues from sales of equipment are recognized at the point in time when the control is transferred and the performance obligation is performed.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own.

The sale prices identified in the different sales transactions are net prices of discounts (list price less discounts or bonifications if applicable). In those cases in which the payment is delayed over time, as for example in construction contracts, the effect of the time value of money must be withdrawn.

Financed sales are recognized at the value of future income discounted at a market rate assessed at the beginning of the transaction.

TELECOM ARGENTINA S.A.

The main performance obligations of Telecom and its subsidiaries are the following:

-                   Mobile Services

Telecom provides mobile services in Argentina and Paraguay through wireless networks.

Services revenues consist of monthly basic fees, airtime usage charges, roaming, TLRD, CPP charges (as from October 1 these charges were no longer recognized as CPP and began to be recognized as a call termination charge), charges for VAS (among them, call waiting, voicemail, SMS and multimedia) and other services.

Basic fees are generally billed monthly in advance, disclosed net of trade receivables until services are rendered.

Revenues from the sale of prepaid calling cards are recognized in the period during which traffic is used, or when the card expires, whichever occurs first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Other liabilities.

Revenues from sales of mobile equipment consist mainly of the sale of handsets to customers and own agents.

Generally, in cases of combined sales, the handset is sold with a discount in the price, but not when the handset is sold separately. In connection with mobile telephony service, it is generally offered at the same selling price, without any discount in case it is offered together with a handset. In those cases of combined sales, IFRS 15 (Revenue from Contracts with Customers), adopted by Telecom as from January 1, 2018, requires to allocate the selling price to each performance obligation according to its proportional standalone selling price for the agreed-upon stipulated contractual term.

Taking into consideration that the customer pays for the handset the price net of the discount and that, under the application of the method detailed in the previous paragraph, the discount applied to the handset is assigned between handset sale revenues and service revenues, a contractual asset will be initially recognized. The contract of individuals is a contract for an indeterminate period and the payment of the handset is net of discounts. In such cases, the contractual asset will be reversed within a period of one month. In the case of large customers, the contractual asset will decrease to the extent service revenues are recognized, and will be fully derecognized in the 24th month, that is the stipulated contractual term for this type of customers. The method used provides a faithful representation of the transfer of goods or services in mobile services contracts in which more than one good or service is offered.

-                   Internet Services

Internet revenues mainly consist of monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet services (mainly high-speed subscriptions - broadband).

Non-refundable up-front connection fees (revenues at a point in time), generated at the beginning of the relationship with the customers, are deferred and charged to income over the term of the contract or, in the case of indefined period contracts, over the average period of the customer relationship.

-                   Cable Television Services

Cable Television Services comprise the operation of cable television networks installed in different locations of Argentina and Uruguay. In addition, Tuves holds a license for the provision of DATH services in Paraguay.

Cable television basic fees are billed in advance and are recognized as revenues when services are provided.

Revenues from the installation (“one-time” revenues) non-refundable of these services are deferred and charged to income in the estimated average term of the relationship with the customer.

TELECOM ARGENTINA S.A.

-                   Fixed Telephony and Data services

Domestic fixed telephony services revenues mainly consist of monthly fees, measured service and monthly fees for additional services (among others, call waiting, itemized billing and voicemail).

Basic fees are generally billed monthly in advance, disclosed net of trade receivables, and are recognized as revenues when services are provided.

Non-refundable up-front connection fees for fixed telephony and data services (one-time revenues), generated at the beginning of the relationship with the customers, are deferred and charged to income over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship.

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

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). This method provides a faithful representation of the transfer of assets in construction contracts, given that revenues are recognized to the extent of the progress of the construction. When the outcome of a construction contract can be estimated reliably, the revenues and costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenues, the expected losses are immediately recognized as expenses.

As of December 31, 2018 revenues from construction contracts were recognized for $160 and cost of construction contracts were recognized for $155. In relation to construction contracts; $322 of deferred revenues and $537 of inventories were recognized as of December 31, 2018.

f)              Financial Instruments

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

f.1) Financial Assets

Upon initial recognition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of:

(a) the Company’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Investments in mutual funds are carried at fair value. Gains and losses are included in Other Financial Results, net - Interest and Gains on investments.

Investments in Government Bonds were valued at amortized cost or at fair value, depending on the business model established by the Company´s Management.

TELECOM ARGENTINA S.A.

Trade and Other Receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

As mentioned in section e) Revenues, contractual assets originated by the application of IFRS 15, either current or non-current, are initially recognized at fair value and subsequently measured at amortized cost, less allowances for doubtful accounts, if any.

Investments

Government Bonds include the Bonds issued by National, Provincial and Municipal Governments. Depending on the business model adopted by Management, Bonds may be valued at amortized cost or at fair value and its results are recognized under Other Financial Results, net - Interest and Gains on other investments.

Time deposits are valued at amortized cost.

Investments in mutual funds are carried at fair value. Gains and losses are included in Other Financial Results, net - Interest and Gains on investments.

Those National, Provincial and Municipal Governments bonds denominated in foreign currency whose initial intention is to keep them until their maturity, are measured at amortized cost and bear an interest in foreign currency. In this particular case, Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date. The acquisition cost in US Dollars has been adjusted by applying the Internal Rate of Return (IRR) and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these bonds are included in Other financial results, net - Foreign currency exchange gain (loss).

Other investments in Government Bonds are valued at fair value.

The 2003 telecommunications fund was recorded at fair value.

Impairment of Financial Assets

At the time of initial recognition of financial assets (and at each closing), the Company estimates the expected losses to be generated by the assets, with an early recognition of a provision, pursuant to IFRS 9.

With regard to trade receivables, and using the simplified approach provided by such standard, the Company measures the allowance for doubtful accounts for an amount equal to the lifetime expected credit losses.

The expected losses to be recognized are calculated based on a percentage of uncollectibility per maturity ranges of each financial credit. For such purposes, the Company analyzes the performance of the financial assets by type of market. Such historical percentage must contemplate the future collectibility expectations regarding those credits and, therefore, those estimated changes in performance.

Derecognition of Financial Assets

The Company derecognizes a financial asset when the contractual rights to the cash flows of such assets expire or when it transfers the financial asset and, therefore, all the risks and benefits inherent to the ownership of the financial asset are transferred to another entity. If the Company retains substantially all the risks and benefits inherent to the ownership of the transferred asset, it will continue to recognize it and will recognize a liability for the amounts received.

f.2) Financial Liabilities

Financial liabilities comprise trade payables (excluding Derivatives, if applicable), financial debt, salaries and social security payables (see point n) below), Dividends payable and certain liabilities included in Other Liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

Derecognition of Financial Liabilities

The Company shall derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, cancelled or expires.

TELECOM ARGENTINA S.A.

f.3) Derivatives

Derivatives are used by Telecom and its subsidiaries to manage its exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9. Derivative financial instruments qualify for Hedge Accounting if and only if all of the following conditions are met:

a) The hedging relation consists only of hedging instruments and eligible hedged items;

b) The hedging relation and the risk management strategy and purpose are formally designated and documented since its inception; and

c) the hedge is expected to fulfill the efficacy requirements described in Note 21.c – Hedge Accounting.

When a derivative financial instrument is designated as a cash flow hedge the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other Comprehensive Income. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is immediately recognized in the consolidated income statement. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If the hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

If Hedge Accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are immediately recognized in the consolidated income statement.

For additional information about derivatives operations during the years ended December 31, 2018 and 2017, see Note 21.

g)          Inventories

Inventories are measured at the lower of restated cost and net realizable value. The cost is determined under the weighted average price method. The net realizable value represents the estimated selling price in the ordinary course of business less the applicable variable selling expenses. In addition, the Company estimates and records allowances for obsolete and slow-moving inventories.

The value of inventories does not exceed its recoverable value at the end of the year.

h)          PP&E

PP&E is stated at restated acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

The other subsequent costs are recognized as expenses for the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related assets in the Depreciation, amortization and impairment of PP&E and Intangible assets item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed on an annual basis. Changes in the above liability are recognized as an increase or decrease of the cost of the related asset and are depreciated prospectively.

In addition, PP&E costs include those related to the installation that allows the customer to connect to the service, in Fixed network and transportation. Those costs comprise labor costs and the materials required to install wiring.

Borrowing costs attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of these assets until they are ready for their intended use or sale, under IAS 23 (“Borrowing Costs”.) The assets in respect of which borrowing costs are capitalized are those that necessarily take a substantial period of time to get ready for their intended use (qualifying assets under IAS 23).

TELECOM ARGENTINA S.A.

The value of PP&E does not exceed its recoverable value estimated at the end of the year.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of PP&E are the following:

Estimated Useful Life (in years)
Real Estate	50
Fixed Network and Transportation	5 – 10
Mobile Network Access	3 – 7
Tower and Pole	10 – 20
Switching Equipment	5 – 7
Computer Equipment	3 – 5
Vehicles	5
Goods lent to customers at no cost	2 – 4
Power Equipment and Installations	2 – 12
Machinery, diverse equipment and tools	5 – 10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the income statement in the corresponding period.

i)               Intangible Assets

Intangible assets are recognized if and only if the following conditions are met: The asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at restated cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at restated cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

- Incremental Costs from the Acquisition of Contracts

Certain direct incremental costs incurred for the acquisition of new subscribers are capitalized as intangible assets to the extent the conditions for the recognition of an intangible asset are met, pursuant to IFRS 15, i.e. provided the Company expects to recover those costs and provided they are costs that the Company would not have incurred if the contract had not been successfully obtained.

Subsequently, said assets will be amortized under the straight-line method over the contractual relationship of the related transferred service. These costs are amortized over a period of two years.

- 3G/4G licenses

As described in Note 2.e Spectrum, it includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015. In accordance with Section 12 of the Auction Terms and Conditions, they were granted for a period of 15 years as from the date of awarding notification.

Consequently, the Company’s management has concluded that the 3G and 4G licenses have a finite useful life and, therefore, they are amortized under the straight-line method over 180 months as from their award.

Pursuant to Section 4.d) of PEN Decree No. 1,340/16 and Resolution No. 528/2018, which is described in Note 2.e), the remaining useful life of the frequencies included in Lot 8 of the auction was re-estimated. In consequence, the 700Mhz bands will finish amortizing in January 2033.

In addition, the licenses that had been previously awarded to Nextel whose useful life is calculated as from the beginning of the provision of the Advanced Mobile Communication Services SCMA or upon expiration of the 18-month term provided under Section 10.1, subsection a), Annex I, Decree No. 764/2000 for the beginning of the provision of the Services, whatever occurs first.

- PCS license (Argentina)

The Company’s Management, based on an analysis of the relevant characteristics of this license, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity. Therefore, this license is subject to a recoverability assessment at least on an annual basis.

No impairment losses have been recorded for those intangible assets for any of the three years presented.

TELECOM ARGENTINA S.A.

- Núcleo´s licenses

PCS license is amortized under the straight-line method over 60 months, ending its amortization in fiscal year 2017.

On June 2017, Núcleo required the renovation of that license. Finally, and after that the CONATEL issued, according to the Telecommunication law, resolutions of precarious extensions in the second quarter 2018, the PCS license was renewed for approximately $64, which amortizes in 60 months.

The 700 MHz- band spectrum licenses acquired by Núcleo during the first quarter of 2018 for US$24 million are amortized over a term of 10 years.

- SRCE License

SRCE License has indefinite useful life. At the end of the year, no impairment losses have been recognized on these intangible assets.

- Customer relationship

It comprises mainly contracts with Telecom’s and Tuves Paraguay’s customers that were incorporated as a result of the merger between Telecom and Cablevisión (see Note 4.a)). They are amortized over the estimated term of the relationship with the acquired customers: for fixed-telephony customer such term was estimated at 10 years, for mobile telephony customers in Argentina it was estimated at 6 years, and for mobile telephony customers in Paraguay it was estimated at 5 years.

- Brands

It includes the Brand Cablevisión, which is amortized over 50 years, and the Brand Flow, which is amortized over 3 years. In addition, as a result of the Merger described under Note 4.a), the brands of Telecom (“Telecom”, “ARNET” and “Personal”, both in Argentina and in Paraguay) which are not amortized because they have been considered of indefinite useful life.

- Other

It includes Exclusivity Rights, Rights of Use, among others. The average useful life is estimated at 5 and 28 years.

j)               Goodwill

Goodwill is recognized as a difference between the fair value of the consideration paid and the amount of the non-controlling interest, if any, less the fair value of the net assets identified in each business combination. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

No impairment losses have been recorded for goodwill at year-end.

k)           Leases

Finance Leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. All other leases are classified as operating.

As of December 31, 2018 Telecom and its subsidiaries do not have current financial lease agreements or residual value of fixed assets acquired by financial leases.

Operating Leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits, among others, under various non-cancellable operating leases. Rental expenses are included under Interconnection and transmission costs and Other operating income and expenses items lines in the consolidated income statement during the term of the lease.

TELECOM ARGENTINA S.A.

l)               Impairment of PP&E, Intangible Assets and Goodwill

The Company assesses whether there are any indicators of impairment of the assets that are subject to amortization. Both internal and external factors are considered for this purpose. Internal factors include, among others, obsolescence or physical damage of the asset, and significant changes in the extent to which, or manner in which, an asset is used or expected to be used and internal reports that may indicate that the economic performance of the asset is, or will be, worse than expected. External sources include, among others, the market value of the asset, significant changes in the legal, economic, technological or markets environment, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of Telecom over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss shall be immediately recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value (less selling costs) or its value in use. In calculating the value in use of an asset, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs.

Intangible assets with an indefinite useful life and goodwill are not subject to amortization and are tested at least annually for impairment. The intangible assets with an indefinite useful life held by the Company as of December 31, 2018 are the PCS license in Argentina, the brands acquired with the business combination (see Note 4.a) and the SRCE license. The intangible asset with indefinite useful life held by the Company as of December 31, 2017 is the SRCE license. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the years presented, the Company estimates that there is no indication of impairment of the assets that are subject to amortization, with the exception of, mainly, the impairment recognized for the brand Arnet for $1,623. The Company decided, in the fourth quarter of 2018, to discontinue the use of the trademark Arnet for the commercialization of its broadband product during the year 2019. The customers that currently use said brand will now use said service under the brand Fibertel. This will allow the Company to simplify its brand portfolio completing the alignment of products, and to establish a better and more direct communication with our customers.

The net effects of the constitution and recovery of the above-mentioned impairments are recorded under “Impairment of PP&E”, which is described under Note 23.

m)      Other Liabilities

Pension Benefits

Pension benefits shown under Other liabilities represent accrued benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service at the time of retirement due to retirement age or disability. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

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

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the:

	2018	2017
Discount Rate (1)	6.4%-15.2%	4.6%-9.2%
Projected increase rate in compensation	10.0%-31.2%	8.0% - 16.3%

1)           Represents estimates of real interest rate rather than nominal rate.

Additional information on pension benefits is provided in Note 17.

TELECOM ARGENTINA S.A.

Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. For more information, see Note 3.e) Revenues – Mobile services.

Deferred revenues on connection fees

Non-refundable up-front connection or installation fees for fixed telephony, data, cable and Internet services are deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. For more information, see Note 3.e) Revenues – Fixed Telephony and Data services, Internet services and Cable television services.

Deferred Revenues related to Customer Loyalty Programs

The fair value of the award credits regarding the Company and Núcleo’s customer loyalty program is accounted for as deferred revenue and recognized as revenue until the award credits are redeemed or expire, whichever occurs first.

Deferred Revenues on International Capacity Leases

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

Government grants for the acquisition of PP&E

Government grants for the acquisition of PP&E must be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either as deferred income or as a reduction of the carrying amount of related asset. The Company, in relation to subsidies received by its subsidiaries, elected the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets are recognized at the cost incurred in the construction of the engaged infrastructure and the government grant was accounted for as deferred income in Other liabilities - Other and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n)          Salaries and Social Security Payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See Note f.2) for a description of the accounting policies regarding the measurement of financial liabilities.

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

o)          Taxes Payable

Includes mainly: Income Tax, Other National Taxes, Provincial Taxes and Municipal Taxes. The main taxes that represent an expense for the Company are the following:

Income Tax

Income tax (national tax) is recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period/year comprises current and deferred tax.

If the income tax payments and withholdings exceed the amount to pay for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

TELECOM ARGENTINA S.A.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return).

The Company records income taxes in accordance with IAS 12. Deferred taxes are recognized using the liability method, which provides for the assessment of net deferred tax assets or liabilities based on temporary differences. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the statement of financial position, whose future reversal affects tax results. The deferred tax asset / liability is disclosed under a separate item of the Consolidated Financial Statements.

A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries abroad that generate a deferred income tax liability due to the difference in the income tax rates, only in those cases where the timing of the reversal of the temporary difference is controlled by the Company and it is not probable that the temporary difference will reverse in the foreseeable future.

Deferred tax assets relating to unused tax carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets that may arise from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences.

A deferred tax asset shall be subjected to a recoverability test at the end of every reporting period. The company shall reduce the carrying amount of the deferred tax asset if it is probable that future taxable income will not be available before its prescription that allows applying the tax deductions of the deferred tax asset. This reduction could be reversed in future periods, to the extent that the Company recovers the expectation of enough future taxable income to apply these deductions.

The legal rate in force in the Argentine Republic for the current period is 30% (years beginning on January 1, 2018 to December 31, 2019, inclusive) established by Law No. 27,430 of December 29, 2017. This law establishes that from January 1, 2020 onward, the legal rate will be 25%. The current legal rate for years ended December 31, 2017 and 2016 was 35%.

For the determination of the deferred tax as of December 31, 2018, the Company has considered, according to the guidelines of IAS 12, the moments in which the temporary differences will be reversed in order to apply the corresponding rate based on the provisions by Law No. 27,430.

The collection of dividends from the investment in a foreign company is achieved by the income tax at the general tax rate. Likewise, the Argentine legislation allows computing as a tax credit the sums paid for analogous taxes abroad.

In Uruguay, the statutory income tax rate is 25% for the years presented.

The statutory income tax rate in Paraguay was 10% for the years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5%, representing an effective tax rate of 15%. In addition, a deferred tax liability is recognized in Telecom Argentina due to the effect of the difference in the profit tax rates between Argentina and Paraguay on Núcleo accumulated profits because it is probable that these accumulated results flow as dividends and generate a future payment of income tax in Telecom Argentina in accordance with the Argentine law principle of “worldwide income”.

The statutory income tax rate in the United States was 39.5% for the year ended December 31, 2017. Since January 1, 2018, a new Income Tax Law is applicable, which modifies the flat federal rate to 21% changing the total legal income tax rate from 39.5% to 26.5%.

Tax on Minimum Presumed Income

In Argentina, the tax on minimum presumed income (impuesto a la ganancia mínima presunta) is supplementary to income tax. The Company assesses this tax at the effective rate of 1% on the taxable assets at year-end. The Company’s tax liability for each year will be equal to the higher of the tax on minimum presumed income assessment or the income tax liability assessed at the legally effective rate on the estimated taxable income for the year. However, if the tax on minimum presumed income exceeds the income tax liability in any given fiscal year, the excess may be creditable against any excess of income tax liability over the tax on minimum presumed income in any of the following ten fiscal years.

Notwithstanding the provisions of the law, pursuant to AFIP Instruction No. 2/2017, companies shall not be subject to tax on minimum presumed income as long as they recognized accounting and tax losses in the relevant fiscal period.

In addition, Law No. 27,260 establishes that tax on minimum presumed income will lose its effectiveness as from fiscal years beginning on or after January 1, 2019.

TELECOM ARGENTINA S.A.

During fiscal year 2018 Telecom is subject to tax on minimum presumed income tax since it has recognized accounting gains but income tax losses.

As of December 31, 2018, the tax on minimum presumed income balance has been capitalized in the consolidated financial statements because we estimate that the amounts paid and to be paid for this tax will be recoverable within the statute of limitations, based on the Telecom and its subsidiaries’ current business plans.

Declaration as Fulfilled Taxpayer

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and have complied with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017.

Telecom Argentina and Cablevisión have already filed this request related to the payment of the tax on personal property as substitute taxpayer– on behalf of Shareholders. The Company’s Management believes that the requirements to obtain said exemptions were duly fulfilled. However, it cannot be assured that the Tax Authorities will not challenge said situation.

Provincial Taxes: Turnover Tax

This tax is levied on companies based in Argentina for the activities carried out in each province of the country. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (for example, sale of services and equipment).

Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.d). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Audiovisual Communication Services Law No. 26,522 established a tax on audiovisual communication services. According to the law, the holders of those services must pay a tax proportional to the amount of gross revenues from the sale of traditional and non-traditional advertising, programs, signals, contents, subscriptions and any other item that arises from the exploitation. In the case of cable operators, the tax rate varies between 2% and 5% based on the number of inhabitants in the area where the service is rendered. In the case of licensees, permit holders, authorized entities and owners of the registered title of signals who are registered VAT payers and are also subject to the tax established by Law No. 26,522, 100% of the amounts effectively paid under the tax established by the new law may be creditable against VAT.

In addition, the Company makes payments for copyrights to several institutions such as AADI-CAPIF, SADAIC, ARGENTORES. Those rights are calculated on similar bases as those indicated in the previous paragraph and the rates range between 0.1% and 1%.

Tax Reform and Consensus on - Laws No. 27,429, 27,430, 27,432, 27,467 and amendments

1.             Tax Reform

On December 29, 2017, the PEN issued Law No. 27,430 - ruled through Regulatory Decree No. 1170/2018, which establishes a comprehensive reform of the tax system effective as from 2018. Some of the changes implemented by this law were modified by other regulations during 2018.

Among other things, were introduced modifications to income tax (both corporate and individual matters), Value Added Tax (“VAT”), excise taxes, employer’ social security contributions, the tax procedure regime and the criminal tax regime.

The main changes that have an impact on corporate income tax are the following:

Income tax

•                  Changes to corporate income tax rate and withholding on distributed dividends

The Law No. 27,430 reduced the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 up to and including December 31, 2019, and to 25% for fiscal years beginning on or after January 1, 2020.

TELECOM ARGENTINA S.A.

In addition, it was established a withholding tax regime on distributed dividends at a rate of 7% for distributions of profits generated during fiscal years beginning on or after January 1, 2018, and at a rate of 13% for those beginning on or after January 1, 2020. The earnings generated in fiscal years ended on or before December 31, 2017 do not fall within the withholding provision at the time of distribution. The withholding only applies to those shareholders that are individuals residing in Argentina and non-resident individuals.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding on dividend distributions exceeding accumulated taxable income) for distributions of profits generated during fiscal years beginning on or after January 1, 2018.

•                  Gain/Loss on purchase-sale of shares.

The Law maintains the 15% capital gains tax rate for Argentine resident individuals or foreign beneficiaries (in the case of foreign beneficiaries, it is calculated on the presumed net gain equal to 90% of the sale price). In the case of local legal entities, the Law establishes a general rate of 30% for fiscal years ended December 31, 2018 and 2019, and 25% for the following years.

In the case of individuals and undivided estates residing in Argentina, however, the results derived from transfers of shares are exempted from income tax to the extent that the transfer consists in a public placement authorized by the CNV or if the transactions were carried out in markets authorized by that agency under segments that guarantee price/time priority and by crossing of offers (such as the shares of Telecom Argentina) or carried out through a public tender offering and/or exchange authorized by the CNV. Decree No. 1,170/2018 provides that the conversion process whereby individuals or undivided estates residing in Argentina cease to be holders of non-exempted ADRs to become holders of the underlying exempted shares will be deemed a taxable transfer of ADRs at the fair value as of the conversion date.

The foregoing exemption will also be applicable to foreign beneficiaries to the extent that such beneficiaries, or, in its case, depositors, do not reside in, and the funds do not come from, non-cooperative jurisdictions. In the case of foreign beneficiaries, the exemption will also be applicable, among other things, to income from depositary receipts or certificates issued abroad when those shares, were issued by entities domiciled in Argentina (ADRs).

•                  Assets - Tax Revaluation (optional)

The Law No. 27,430 established the revaluation, on a general basis of the cost of several assets -in case of transfers- and the revaluation of the depreciation of property, plant and equipment, for all the acquisitions or investments made as from January 1, 2018 based on the variation of the IWPI. However, Law No. 27,468, published on December 4, 2018, provides that the adjustment must be made based on the variation of the CPI.

In addition, an optional regime for the revaluation for tax purposes of assets located in Argentina that generate taxable income was established. In the case of the Company, the revaluation option is applicable to assets existing as of December 31, 2017. Pursuant to the Law, the new tax value of the assets will be determined by applying a “revaluation factor,” set forth in the Law, according to the calendar year of the asset’s acquisition or construction, on the tax value originally assessed, each year or period since the asset’s acquisition or construction. In the case of real estate or movable property subject to amortization, the value may be assessed by an appraiser under certain conditions.

The Law imposes a one-time special tax on the amount of the revaluation. Such tax is not deductible from income tax. The applicable rate will vary depending on the type of assets:

• Real estate (qualifying as property, plant and equipment) 8%

• Real estate (qualifying as inventories): 15%

• Shares, quotas and other participations owned by resident individuals: 5%

• All other assets: 10%

The option must be exercised on all the taxpayer’s assets that integrate the same category of assets. Once the option is exercised, the taxpayer is able to calculate the amortization and cost in the income tax over the revalued assets. Likewise, such revaluation was updated since January 1, 2018 on the base of the variation of the CPI as provided by Law No. 27,468.

The law requires taxpayers that opt for the special asset revaluation regime to waive any judicial or administrative claims for the purpose of requesting the application, for tax purposes, of adjustments of any kind, with respect to the period of the option and those in which depreciation of the revaluation amount is computed. Any taxpayers that have filed such claims with respect to fiscal years closed before the Law becomes effective, required to withdraw such claims and rights invoked. (See Note 15).

TELECOM ARGENTINA S.A.

The Company has conducted analyses and calculations in order to assess the convenience of opting for the application of the asset revaluation regime and decided not to join the regime.

•                  Inflation Adjustment

Notwithstanding the above-mentioned regime, Law No. 27,430 and its amendment and Law No. 27,468 provide that, effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of the accumulated CPI in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the accumulated variation of the CPI, calculated from the beginning of the first year to the end of each year, is 55%, 35% and 15% higher, respectively. Likewise, it is foreseen that the restatement for positive or negative inflation, depending on the case, corresponding to the first, second and third fiscal year beginning on January 1, 2018 that must be calculated in order to verify the anticipated assumptions, should be recognized one third in that fiscal period and the remaining two thirds, in equal parts, in the next two immediate fiscal periods.

Internal Taxes and Tax Collection ENARD

The Law No. 27,430 also provides for an increase in the effective internal tax rate applicable to mobile telephone services from 4.16% to 5.26% in force for the taxable events ocurred as of March 1, 2018. Likewise, such law repeals collection at source of the charge imposed for the benefit of the ENARD from the aforementioned date.

In addition, pursuant to Decree No. 979/2017, as from November 15, 2017, for the year ended December 31, 2018, the effective tax rate (for internal taxes) on the sale of imported mobile phones and other wireless network equipment is reduced from 20.48% to 11.73%. Such rate, pursuant to Law No. 27,430, will decrease gradually until its complete phase out as from January 1, 2024 (for the year 2019 the rate will be 9.89%). In the case of goods manufactured in Tierra del Fuego, the rate is set at 0% as from November 15, 2017.

Tax on deposits to and withdrawals from bank accounts

Pursuant to Law No. 27,432, the PEN may establish that the percentage of the tax rate on bank credit and debits that, to date may not be creditable against income tax, be gradually reduced up to 20% per year as from January 1, 2018. The PEN may provide that, by 2022, it be fully creditable against income tax. On May 7, 2018, Decree 409/2018 was published. It established that for transactions reached at the general tax rate, it can be computed as an advance payment up to 33% of the tax originated in both the accredited amounts and the debited and for the other taxable events achieved by the tax. In the case of operations taxed at a reduced rate, the computation as credit of the tax will be 20%.

These provisions are applicable to advances and balances of income tax corresponding to fiscal periods beginning on or after January 1, 2018, for tax credits originated in taxable events that occurred since that date.

Social Security

Law No. 27,430 gradually reduces the percentage of employers’ contributions to be paid by large companies from 21% to reach 19.5% in 2022.

It establishes a non-taxable base for calculating employers’ contributions of 2,400 Argentine pesos for 2018, which will increase since January 2019 until reaching 12,000 Argentine pesos in 2022, based on the variations of the CPI. Pursuant to the provisions of RESOL-2018-3-APN-SESS#MSYDS the non-taxable base for 2019 will be 7,003.68 Argentine pesos. In addition, employer contributions that result in payment on account of VAT are gradually eliminated.

Additionally, the National Budget Law for the year 2019, Law No. 27,467, provides that entities that provide broadcast television or physical link and/or radio electric link subscription television services, audio broadcasting, cable television signals, newspaper, magazine or periodical publishing companies or companies engaged in digital journalism, and the distributors of those publishing companies, may all calculate employer’s contributions paid in connection with the personnel engaged in said activities as tax credit on VAT. These contributions must have been accrued in the fiscal period and effectively paid at the moment of submitting the VAT return. As provided above, where the salaries that give rise to the contributions which may be calculated as tax credit on VAT are indistinctly related to other activities outside the scope of this benefit, they will be subject to the apportionment procedure. During 2018, the Company has applied a regime similar to that provided under Law No. 27,467, based on final court decisions allowing its application.

TELECOM ARGENTINA S.A.

•                  Export duties

The Law No. 27,467, granted to the PEN, until December 31, 2020, the power to apply export duties on the services carried out in Argentina whose utilization or effective exploitation is carried out abroad, with a rate of up to 30% of the value of such services. In this sense, Decree No. 1201/2018 established that such services are subject to an export duty at a rate of 12% with a with a maximum limit of $ 4 for each dollar of taxable value of said operation payable on a monthly basis according to the transactions billed.

This duty is applicable on export of services rendered and invoiced since January 1, 2019 until December 31, 2020, including services originated in contracts or transactions initiated before that date.

Tax Consensus

On the other hand, on January 2, 2018, Law No. 27,429 - “Tax Consensus” was published in the Official Gazette. Said Law approves the Tax Consensus signed between the National Executive Branch and the representatives of the Provinces and the Autonomous City of Buenos Aires.

The tax consensus seeks to harmonize the tax structures of the different jurisdictions to promote employment, investment and economic growth and to promote uniform policies. In this sense, both the National State and the Provinces and the Autonomous City of Buenos Aires agree to comply with certain commitments. Among the commitments undertaken by the Provinces, the most relevant are, with respect to Turnover Tax, the immediate elimination of differential treatments based on the place of business or the location of the taxpayer’s establishment or the location where goods are manufactured and the establishment of exemptions and the application of tax rates that shall not exceed those set forth for each activity and period in the Annex to the Consensus (in the case of communications 5% in 2018, which will decrease to 3% by 2022, and in the case of mobile telephony 7% in 2018 decreasing to reach 5% in 2022).

It was also ordered the repeal of all payroll taxes

As to stamp tax rates, it was agreed for certain activities and contracts, the establishment of a maximum stamp tax rate of 0.75% as from January 1, 2019, with a gradual decrease until its complete phase out as from January 1, 2022. However, this point was postponed for a year through Law No. 27,469 “2018 Tax consensus” published in the Official Gazette on December 4, 2018.

p)          Provisions

Telecom records provisions when it has a present, legal or constructive obligation, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as finance expenses. For more information, see Note 18.

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

r)             Debt Financial Costs and Other Financial Results, net

Debt Financial costs and other financial results, net, are recorded as incurred and include, among others:

•                  interest accrued on the related financial assets and liabilities using the effective interest rate method;

•                  financial discounts on debt;

•                  changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•                  results from operations with notes and bonds;

•                  gains and losses on foreign exchange and financial instruments; and

•                  interest on provisions.

TELECOM ARGENTINA S.A.

s)           Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process described in Note 20 d) to these consolidated financial statements, the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be cancelled and the difference between the net realizable value of the treasury shares sold and its acquisition cost shall be recorded, if positive, within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

t)              Earnings per Share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (for more information, see Note 25).

u)          Adoption of IFRS 15 (Revenue from Contracts with Customers)

As from January 1, 2018, the Company adopted IFRS 15 (Revenue from Contracts with Customers.) The Company opted for the modified retrospective application of IFRS 15, as provided under such standard. Though the application is retrospective, the accumulated impact of the initial application is recognized as an adjustment to retained earnings initial balance of the year of initial application (only for contracts that are not completed contracts as of the date of initial application).

The allocation of the transaction price among different performance obligations required by IFRS 15 is one of the main issues that telecommunications companies have to assess, mainly because of the great variety of plans they offer to their customers by combining different services and equipment, mainly in mobile telephony contracts. Another relevant issue to the telecommunications industry is the capitalization of incremental costs of obtaining a contract if the entity estimates that they will be recovered.

The standard requires assigning the total selling price to each performance obligation proportionally to its standalone selling price, being the main performance obligations of those contracts the handset and the service revenues, considering an estimated service term which varies depending on the contract’s enforceability according to the type of customers (currently 24 months for large customers and indeterminate term for individuals).

These amendments introduced by the standard initially generated an early recognition of handset sales revenues with impact on retained earnings of $808, attributable to Telecom due to the partial retroactive application of the standard, against the recognition of an IFRS 15 contractual assets of $1,153 and deferred income tax liability of $345 as of January 1, 2018. Such increase is due to the fact that the discounts given to the customer on handsets is assigned between the sale of handsets and the services. Before the application of this standard, said discount was allocated to the sale of handsets.

Additionally, this standard generated a reassignment of revenues, increasing equipment sales revenues $588 and reducing the recognition of services revenues $483, generating a net increase in revenues of $105 and a deferred income tax of $32 ($73 of net income, Argentine pesos 0.02 per share) for the year ended December 31, 2018. The contractual asset as of December 31, 2018 amounts to $85, which is disclosed under current and non-current trade receivables will decrease as the revenue from services is recognized until the end of the stipulated contractual term.

On the other hand, the capitalization of handset subsidies occasionally granted by Telecom and its subsidiaries to new postpaid subscribers was discontinued in light of the interpretations of the new standard maintaining the capitalization of the commissions paid for the acquisition of postpaid and “Abono fijo” customers in the mobile telephony and Internet segment as incremental costs of obtaining contracts under IFRS 15, because these costs are necessary to obtain new contracts with customers and only if they continue satisfying the capitalization conditions under the IFRS.

The decrease in the residual value of the capitalized handset subsidies generated an effect on Retained Earnings as of January 1, 2018 in the amount of $90 (corresponds to lower retained earnings of $125 net of income tax of $35), of which $83 is attributable to controlling shareholders (that corresponds to $117, net of income tax for $34) and $7 to non-controlling interest (that corresponds to $8, net of income tax for $1). The non-capitalization of handset subsidies as from the year ended December 31, 2018 generated an increase in the Cost of equipment and handsets of approximately $145 and a decrease in amortization of approximately $143 for year ended December 31, 2018 (impact of a loss of $2, which net of income tax of $1, would amount to $1).

TELECOM ARGENTINA S.A.

v)           Adoption of the Amendments to IFRS 9 “Financial Instruments”

As from January 1, 2018, the Company adopted the amendments to IFRS 9, which basically incorporate requirements related to the recognition of expected credit losses of financial assets, as follows:

•                  In the case of trade receivables, the allowance for doubtful accounts must be measured in an amount equal to the lifetime expected credit losses.

•                  For the rest of the financial instruments, the expected credit losses for the next 12 months must be recognized (lifetime expected losses over the contractual payments of the financial instrument of which the default is estimated in the next 12 months), except the case of significant increase in the financial instrument’s credit risk so the lifetime expected credit losses must be recorded, i.e. The expected credit losses for the full term of the financial instrument.

Expected credit losses related to trade receivables generated an effect on Retained Earnings as of January 1, 2018 in the amount of $489 (an increase in the allowance of $982 - of which $245 correspond to previously existing receivables in Cablevisión, net of income tax of $260), which at closing currency amounts to $722, of which $701 is attributable to controlling shareholders ($956, net of income tax of $255) and $21 to non-controlling shareholders ($25, net of income tax of $4).

On the other hand, the effect of applying that standard for year ended December 31, 2018 generated an increase in bad debts expenses of $496, net of the tax effect of $149, amounted to a net loss of $347 (net loss attributable to controlling company amounted to approximately $348, Argentine pesos 0.16 per share).

w)       Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of issuance of these consolidated financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

TELECOM ARGENTINA S.A.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Item or Account	Estimates
Revenues

Revenue recognition is influenced by estimates on:

• the expected duration of the relationship with the customer for deferred IFRS 15 contractual assets and revenues regarding upfront connection fees;

• traffic and consumption measures.

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

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates. Estimated cash flows are based on Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost and discount rates, among others.

For the years presented, the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point l) of this note and the adjustment for inflation recognized since 2018. For this reason, the recovery test of the total fixed assets was carried out estimating the value in use of the assets. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and changes in market conditions, could significantly impact these judgments and/or assumptions and could require future adjustments to the recorded assets.

Recoverability of Intangible assets with indefinite useful life and goodwill

Telecom determined that the Company’s PCS license, SRCE license and the brands acquired through the business combination described in Note 4.a) meet the definition of indefinite-lived intangible assets for the years presented, therefore they are subject to the evaluation of their recoverability, at least annually. In addition, the Company records goodwill that is not amortized and that should be tested for impairment on an annual basis. The recoverability assessment of an indefinite-lived intangible asset and goodwill requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, among others. The discount rate used to determine the discounted cash flow is an annual real US dollar rate of approximately 9.66%.

Except for the specifically mentioned in point l of this Note, there has been no recognition of impairment of PP&E and Intangible Assets.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license, brands, SRCE license and Goodwill.

Income Tax: recoverability assessment of deferred tax assets and other tax receivables Deferred income tax measuring

Income taxes (current and deferred) are calculated in Telecom and its subsidiaries according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

Additionally, by Law No. 27,430, the corporate income tax rate for argentine companies decreases as detailed under Note 3.o). Therefore, for the measuring of deferred tax, the fiscal year of future reversals of temporary differences that originate deferred tax/liability has been estimated, applying the income tax rate of each reversal period. The actual moment of the future income and tax deductions may differ from the estimated, and may produce impact in future income.

The recoverability assessment of the tax receivable related to the actions of recourse filed by the Company’s related to income tax inflation adjustment (Note 15) is based on the existing legal arguments on this matter and the behavior of the National Tax Authority in revising the actions of recourse filed by the Company.

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

The discount rate used to determine the discounted cash flow of long-term receivables is in a range of 29-40% for the year 2018. Adittionally, to discount long-term receivables in U.S. dollars it was used an approximate annual rate in dollars of 8.32% for the year 2018 and 13% for the year 2017. The discount rates for accounts receivables in Guaraníes were 9% and 9.8% for the years 2018 and 2017and the discount rates in Guaraníes for financial debt were 8.32 and 8.83% for the years 2018 and 2017, respectively.

Measurement of the fair value of certain financial instruments

The fair value of a financial instrument is the amount at which the instrument could be purchased or sold in an orderly transaction between market participants and duly informed, based on mutual independence. If there is a quoted market price available for an instrument in an active market, the fair value is calculated based on that price.

If there is not a quoted market price available for a financial instrument, its fair value is estimated based on the price established in recent transactions involving the same or similar instruments and, if not, based on valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions based on market conditions at closing. For more information on the determination of those values, see Note 21.

Provisions

The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

TELECOM ARGENTINA S.A.

Allowance for Doubtful Accounts

The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, the unsubscribe, historical write-offs, public sector and corporate customer creditworthiness and changes in the customer payment terms, as well as the estimates regarding future performance, determining the expected credit loss according to the guidelines of IFRS 9. If the financial condition of the customers were to deteriorate, the actual write-offs could differ than expected.

Business Combinations

In connection with the accounting treatment of the business combination referred to in Note 4.a), the Company has identified the assets and liabilities of the acquiree and the estimation of their fair value as of the date of the business combination. With regard to those assets that are subject to amortization or depreciation, the Company made an estimation of their useful lives.

Any change in the estimates made by the Company may affect the valuation of the identified assets and liabilities and could generate an impact in results of operations.

In the absence of a Standard or an Accounting Interpretation that specifically applies to a particular transaction, Management considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of Telecom and its subsidiaries, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be complete in all material respects.

x)             New Standards and Interpretations issued by the IASB not in force

IFRS 16 (Leases)

In January 2016, IFRS 16 was issued, which replaces IAS 17, IFRIC 14 and SIC 15 and 27. This standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated impact mainly on the lessees accounting.

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

The standard allows to exclude short-term contracts (less than 12 months) and those in which the underlying asset has low value

The application of IFRS 16 will increase assets and liabilities and will generate a decrease in operating costs. In addition, there will be an increase in the balance of amortization and financial results generated by the adjustment of lease liabilities. It will also change the presentation of the income statement and the statement of cash flows.

The standard is effective for the years beginning on or after January 1, 2019. The approximate impact of this standard implementation at such date would be an increase in non-current assets by initial recognition of rights of use and current and non-current trade payables for $3.6 billion. Likewise, as a consequence of this initial recognition, there would be an approximate impact on the Statement of income for the year 2019 of: decrease in operating leases of $1.6 billion, increase in amortizations of $1.3 billion and increase in financial expenses of $0.3 billion.

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

The new standard is effective for fiscal years beginning on or after January 1, 2019. The Company and its subsidiaries do not expect impacts on the application of this interpretation on their consolidated statements of financial position, results of operations or cash flows.

TELECOM ARGENTINA S.A.

NOTE 4 – ACQUISITION OF COMPANIES AND CORPORATE REORGANIZATION PROCESSES

a)   Merger between Telecom Argentina (absorbing company for legal purposes) and Cablevisión (absorbed company for legal purposes)

On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión S.A. approved a pre-merger commitment whereby Telecom Argentina S.A., in its capacity as absorbing company, absorbed Cablevisión S.A., pursuant to the provisions of Sections 82 and 83 of the General Corporations Law No. 19,550 and subject to corporate and regulatory approvals (the “Merger”). The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina S.A. and the Extraordinary Shareholders’ Meeting of Cablevisión S.A. held on August 31, 2017 approved the pre-merger commitment and, in the case of Cablevisión S.A., its consequent dissolution on the Effective Date of the Merger and, in the case of Telecom Argentina S.A., the amendment of the Bylaws and the increase of its capital stock.

The purpose of the Merger was for the Company, in its capacity as surviving company under the merger, to offer in an efficient manner, in line with the national and international trend, technological products for media and telecommunications that converge the different separate or independent modalities in which voice, data, sound and video transmission wired and wireless services are provided, into a single product or a series of products to be provided to users as a whole, for its own benefit and for the benefit of the users and consumers of those multiple individual services. Both companies understood that their respective operating and technical structures were highly complementary and could be optimized through a structural consolidation, achieving synergies and efficiencies in the development of convergence products along with the demand of the market.

Pursuant to Section 83, subsection c) of the LGS, the parties have set the following exchange ratio: 1 common share of Cablevisión S.A. (either a Class A Share of Cablevisión S.A. or a Class B Share of Cablevisión S.A.) for each 9,871.07005 new shares of Telecom Argentina S.A. (the “Exchange Ratio”). This Exchange Ratio was deemed reasonable, from a financial standpoint, by the independent professional appraisers J.P Morgan Securities LLC and Lion Tree Advisors LLC.

On October 31, 2017, the parties subscribed the Final Merger Agreement pursuant to Section 83, subsection 4) of the LGS, subject to the regulatory authorization from the ENACOM requested by Telecom Argentina S.A. and Cablevisión S.A. on September 6, 2017. This authorization was granted through ENACOM Resolution No. 5,644-E/2017, notified to the Company on December 22, 2017.

Having all the conditions to which the Merger was subject been met under the terms of Section Seven of the Pre-Merger Commitment and the Final Merger Agreement, on January 1, 2018, the parties signed the Minutes regarding the Transfer of Operations of Cablevisión S.A. to Telecom Argentina S.A.

As a result, the Effective Date of the Merger is January 1, 2018 with the consequent change of control in the Company, being Cablevisión Holding S.A. the new controlling company.

On August 22, 2018, through Resolution RESFC 2018-19688-APN-DIR-CNV 2018, CNV conformed the Merger, the amendment of the bylaw of Telecom Argentina and its increase in capital stock as a result thereof. The Merger, the amendment of the bylaw and the increase of capital stock of Telecom Argentina were registered before the General Board of Corporations on August 30, 2018 under No. 16,345, L° 91, Tº Share Corporations.

In addition, on July 7, 2017, Cablevisión Holding S.A. accepted an offer for a call option granted by Fintech Advisory Inc. for the acquisition of an equity interest of 13.51% in Telecom Argentina (which represents approximately 6% of Telecom Argentina’s post-merger capital stock) for US$ 634,275,282 (the “Option”). The maximum term to exercise the Option was one year as from July 7, 2017. Likewise, CVH had to pay to Fintech Advisory Inc., within a term of thirty days as from July 7, 2017, an option premium of US$ 3,000,000, which was settled on July 2017.

On October 5, 2017, Cablevisión Holding S.A. made a prepayment of the aggregate exercise price under the Option for US$ 634,275,282. On December 27, 2017, Cablevisión Holding S.A. exercised the Option, choosing to receive, an additional equity interest in VLG of 21.55% (which represents an indirect interest of approximately 6% in Telecom as of the Merger Effective Date).

In addition, within the framework of the option agreement, its price was finally established at US$ 628,008,363.

TELECOM ARGENTINA S.A.

Under the Pre-Merger Commitment and the Final Merger Agreement and the notice received from Fintech Telecom LLC (“Fintech Telecom”) and Fintech Media LLC (“Fintech Media”) on December 29, 2017 informing about a corporate reorganization process whereby Fintech Telecom absorbed Fintech Media and VLG Argentina Escindida LLC (a company spun off from VLG) under a merger by acquisition process effective as of the Effective Date of the Merger, the shares which issuance was decided upon by the Board of Directors of Telecom Argentina on the Effective Date of the Merger as a consequence of the Merger were delivered: i) to Fintech Telecom LLC: 342,861,748 Class “A” shares; ii) to Cablevisión Holding S.A.: 406,757,183 Class “D” shares; and iii) to VLG: 434,909,475 Class “D” shares.

According to the resolutions of the Ordinary and Extraordinary and Special General Class “C” Shareholders’ Meetings held on December 15, 2011 and in compliance with the court order (as informed in the notice served on December 19, 2018), 23,882 Class “C” shares were converted into the same number of Class “B” shares on December 28, 2018.

Consequently, the capital stock of Telecom Argentina as of December 31, 2018 is now composed as follows:

	Outstanding Shares	Treasury Stock	Total Capital Stock
Class of Shares
Class “A”	683,856,600	-	683,856,600
Class “B”	627,953,887	15,221,373	643,175,260
Class “C”	210,866	-	210,866
Class “D”	841,666,658	-	841,666,658
Total	2,153,688,011	15,221,373	2,168,909,384

Fintech, controlling company of Telecom Argentina until December 31, 2017, a limited liability company incorporated in Delaware (United States of America), is a company fully and directly controlled by Fintech Advisory Inc. and its core business is the holding, directly and indirectly, of the interest in Telecom Argentina. Fintech Advisory Inc. is a company incorporated in Delaware (United States of America) fully controlled by Mr. David Martínez. Fintech Advisory Inc. is a company engaged in investing and managing equity interests and corporate and government debt securities, mainly in emerging markets.

CVH, controlling company of Telecom Argentina as from January 1, 2018, is an Argentine sociedad anónima, a corporation with limited liability incorporated in Argentina, which is mainly engaged in investing in businesses and stock companies existing or to be created, which are mainly engaged in rendering Information Technology and Communication Services (“ICT Services”) and Audiovisual Communication Services. Its controlling shareholder is GC Dominio S.A.

As from the Effective Date of the Merger, (i) all the assets and liabilities, including the assets subject to registration, licenses, rights and obligations that belong to Cablevisión S.A. are deemed to have been incorporated to the equity of Telecom Argentina S.A., (ii) Telecom Argentina S.A. continued with the operations of Cablevisión S.A., thus generating the corresponding operating, accounting and tax effects, (iii) the management and representation of Cablevisión S.A. was taken over by the management and representatives of Telecom Argentina S.A., iv) Cablevisión S.A. was dissolved without liquidation.

The Merger, the capital stock increase as a result of the Merger, and the amendment of the Bylaws of Telecom Argentina were administratively conformed by the CNV and later registered in the Public Registry of Commerce under the IGJ on August 30, 2018.

Resolution No. 374/2018 issued by the Secretary of Commerce - Approval of the merger between Telecom and Cablevisión

On June 29, 2018, through Resolution No. 374/2018, the Secretary of Commerce authorized under the terms of paragraph a), Article 13 of Law No. 25,156 the merger transaction whereby Telecom absorbed Cablevisión. In said resolution, as part of the approval of the merger, the Secretary of Commerce also (i) approved the assignment of 143,464 residential subscribers of the Internet service rendered by Telecom under the brand ARNET to Universo Net S.A. (the aforementioned assignment was completed during the third quarter of 2018), (ii) accepted the conduct undertaking filed by Telecom, Cablevisión, Cablevisión Holding and Fintech, whereby Telecom undertook to limit the integrated marketing of subscription television services by physical link with the mobile communications service until certain conditions are fulfilled, and (iii) accepted the conduct undertaking filed by Telecom, Cablevisión, Cablevisión Holding and Fintech, whereby Telecom undertook to offer the possibility that any current or new Internet service provider may provide the retail broadband service by leveraging the use of its copper network under ADSL technology under the terms described in said resolution.

The Merger was accounted for under the acquisition method, as described under IFRS 3 and as a reverse acquisition whereby Cablevisión (acquirer for accounting purposes) absorbs Telecom (acquiree for accounting purposes.)

Specific matters relating to the merger between Telecom Argentina and Cablevisión

Taking into consideration the information disclosed under Note 1.c), the merger between Telecom Argentina and Cablevisión was accounted for under the acquisition method, as described under IFRS 3 and as a reverse acquisition whereby Cablevisión (acquirer for accounting purposes) absorbs Telecom (acquiree for accounting purposes). Consequently, the assets and liabilities of Cablevisión S.A. were recognized and measured in these consolidated financial statements at book value before the merger, while the identifiable assets and liabilities of Telecom Argentina S.A. were recognized at fair value as of the effective date of the merger (January 1, 2018). The goodwill obtained under the acquisition method was measured as the excess of the fair value of the consideration paid over the fair value of the net identifiable assets and liabilities of Telecom Argentina S.A. The retained earnings and other balances of shareholders’ equity recognized in the financial statements of the combined entity correspond to the sum of the respective balances of the individual financial statements of Telecom Argentina S.A. and Cablevisión S.A. immediately before the Merger, excluding Other Comprehensive Income and the Cost from the increase in the interest held in the companies controlled by Telecom Argentina S.A., as approved by the shareholders at the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and the Extraordinary Shareholders’ Meeting of Cablevisión held on August 31, 2017. In addition, share capital of Telecom was maintained as of before the merger and then the shares of Telecom issued according to the exchange ratio were added to the Capital Stock of Telecom before the merger, and recorded the contribution surplus as mentioned in following paragraphs.

Since the Merger between Telecom and Cablevisión was a business combination carried out through an exchange of interests in equity, the consideration was determined based on the fair value of the shares of Telecom as of the effective date of the merger. The consideration amounted, restated to current currency of December 31, 2018, amounts to $194,435, was calculated based on a) the market price of the ADR of Telecom on the New York Stock Exchange (NYSE) on the last business day before the effective date of the transaction (January 1, 2018) of US$ 36.63 per ADR and b) the equivalent outstanding ADR (193,831,921) as of the effective date, translated to Argentine pesos at the exchange rate prevailing on December 29, 2017, (last market day of 2017).

Pursuant to IFRS 3, the acquired net identifiable assets were measured at fair value, which value amounted to $108,324. Of this amount, $1,958 corresponded to the non-controlling interest (valued as the proportionate share in the recognized amounts of the acquiree’s identifiable net assets), measuring the net identifiable assets under the equity method. The allocation of the purchase price of the acquired net assets attributable to controlling shareholders generated a goodwill with a value which amounts to $88,072.

The total fair value of the most important items transferred and the main adjustments to the book value as a result of the purchase price allocation are detailed below:

•                 The total fair value of the item Property, plant and equipment amounts to $92,637. Of this amount, $50,504 was the fair value adjustment allocated to buildings and automobiles based on the comparative market analysis and the adjusted estimated replacement cost to reflect the deterioration due to use of the telecommunications fixed assets;

•                 The total value of the item Intangible Assets measured at fair value amounts to $59,329. Of this amount, $22,046 was the fair value adjustment allocated to Licenses and corresponds to the amount paid in excess of the book value under the comparative market value method, $13,701 was the fair value adjustment allocated to customer relationship under the discounted cash flows method and $13,029 was the fair value adjustment allocated to Brands based on royalties on gross revenues.

The total value of the item Deferred income tax liabilities amounts to $24,716 mainly includes the effects of the fair value adjustments and was recognized using a rate between 25% and 30% on the temporary differences of the adjustments incorporated, taking into consideration the estimated time of reversal of each difference.

In addition, the Company will disclose the new capital stock and generate the corresponding merger contribution surplus for $127,343 which will reflect mainly the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina before the effective date of the Merger.

The identifiable assets and liabilities of Telecom Argentina S.A. (acquiree for accounting purposes) incorporated on the Effective Date of the Merger and the impact of the purchase price allocation recorded in the consolidated statement of income for the year ended December 31, 2018, both considering the effect of the current currency restatement (See Note 1.e), are the following:

TELECOM ARGENTINA S.A.

The identifiable assets and liabilities of Telecom Argentina (acquiree for accounting purposes) incorporated on the Effective Date of the Merger and the impact of the purchase price allocation recorded in the consolidated statement of income for the year ended December 31, 2018, considering the effect of the current currency restatement (see Note 1.e), are the following:

Total consolidated identified assets net in current currency
ASSETS
Cash and cash equivalents	4,180
Trade receivables	12,013
Other current assets	10,044
Total current assets	26,237
Deferred income tax assets	3
Investments	3,927
Goodwill	88,072
Property, plant and equipment	92,637
Intangible assets	59,329
Other Non-current assets	636
Total non-current assets	244,604
TOTAL ASSETS	270,841
LIABILITIES
Total current liabilities	32,470
Deferred income tax liabilities	24,716
Other non-current liabilities	17,262
Total non-current liabilities	41,978
TOTAL LIABILITIES	74,448
Capital nominal value — Outstanding shares	954
Inflation adjustment — Outstanding shares	39,559
Capital nominal value - Treasury shares	15
Inflation adjustment — Treasury shares	152
Treasury shares acquisition cost	(1,795)
Contributed Surplus	127,343
Legal reserve	1,819
Special reserve for IFRS implementation	869
Voluntary reserve for capital investments	3,300
Reserve for future investments	22,414
Other comprehensive results	-
Equity attributable to non-controlling interest	-
Retained earnings	(195)
Equity Attribuibled to Telecom Argentina	194,435
Non-controlling interest	1,958
TOTAL EQUITY	196,393
TOTAL LIABILITIES AND EQUITY	270,841

Impact of the purchase price allocation recognized in the consolidated results	Year ended December 31, 2018
Revenues	(30)
Operating costs without depreciation and amortization	(187)
Depreciation, amortization and impairment of PP&E and Intangible assets	(11,414)
Operating loss	(11,631)
Financial results, net	35
Loss before income tax expense	(11,596)
Income tax	3,479
Net loss for the year	(8,117)
Attribuibled to controlling Company	(8,044)
Non-controlling interest	(73)

Total revenues related to the business of the acquiree company amount to $88,020 for the year ended December 31, 2018. Disclosure of the profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for the year ended December 31, 2018 is not disclosed because costs are not specifically appropriated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific allocation between acquirer and acquiree).

TELECOM ARGENTINA S.A.

b)            Acquisition of Nextel

On September 10, 2015, the Board of Directors of Cablevisión approved the assignment of the rights and obligations held by Grupo Clarín S.A. (“Grupo Clarín”) under an offer it had submitted to NII Mercosur Telecom, S.L.U. and NII Mercosur Móviles, S.L.U. (hereinafter, the “Sellers”) for the acquisition of 49% of the capital stock of NEXTEL and an option to acquire, together with its subsidiary Televisión Dirigida S.A., subject to certain conditions -among them, the regulatory approvals- 51% of the remaining capital stock. The price of the transaction was US$ 165 million (out of this amount, US$ 80 million accounts for 49% and US$ 85 million accounts for 51%) plus the right to collect an additional amount of up to US$ 13 million subject to the fulfillment of certain conditions. The offer submitted by Grupo Clarín was subject to the acceptance of the Sellers. On September 11, 2015, the Sellers accepted the offer submitted by Grupo Clarín and, on the same date, the Sellers accepted the assignment of the rights under such offer in favor of Cablevisión, offering Cablevisión the acquisition of 49 % of the capital stock of NEXTEL and the option to acquire the remaining 51%. In order to guarantee the rights and obligations under the offer, the capital stock owned by NII Mercosur Móviles, S.L.U. was pledged (subject to registration with the Public Registry of Commerce). The transaction was completed on September 14, 2015, upon payment by Cablevisión and its subsidiary of an aggregate US$ 159 million. The companies undertook to create a guarantee fund with the US$6 million balance to cover any potential liabilities of NEXTEL (this fund was set up on October 7, 2015). In addition, upon the fulfillment of certain conditions precedent, on October 1, 2015, Cablevisión paid to the Sellers the additional amount of US$12.73 million. On June 3, 2016, the assignment of 49% of the capital stock of NEXTEL in favor of Cablevisión was registered with the IGJ. Under the terms of the offer, NEXTEL would continue to be controlled and operated by the Sellers until the option to acquire the remaining 51% of the capital stock had been exercised.

As of December 31, 2015, the call option was not legally exercisable and uncertainties remained regarding the obtainment of the required regulatory authorization. As of December 31, 2015, Cablevisión did not have control over NEXTEL taking into consideration the elements provided under IFRS 10. Therefore, it did not consolidate NEXTEL as of such date. In January 2016, the regulatory framework changed and the regulatory authorization of the transaction was no longer necessary.

Subsequently, on January 27, 2016, Cablevisión and its subsidiary Televisión Dirigida S.A. decided to exercise the option to acquire the remaining 51% of the capital stock and votes of NEXTEL, and, consequently, Cablevisión became the holder of 51.4% of the capital stock and votes of NEXTEL and Televisión Dirigida S.A. became the holder of the remaining 48.6%. To such effect, on the same date, NEXTEL’s management took notice of the release of the pledge that had been set up to guarantee the rights and obligations under the offer. On July 26, 2016, the IGJ registered the assignment of the remaining 51% of the capital stock.

On June 30, 2016, Cablevisión’s subsidiary Televisión Dirigida S.A. transferred to Cablevisión 392,774,929 membership interests with nominal value of peso 1 each and entitled to a vote per membership interest, representing 48.5% of the capital stock of NEXTEL. Televisión Dirigida S.A. also transferred to Pem 1,000,000 membership interests with nominal value of peso 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock. As a result of these transactions, the shareholders of NEXTEL hold the following interests: i) - Cablevisión became the holder of 809,236,480 membership interests with nominal value of $1 and entitled to one vote per membership interest, representing 99.9% of the capital stock and votes; ii) PEM S.A. became the holder of 1,000,000 membership interests with nominal value of $1 and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes. Those transactions were registered with the IGJ on November 25, 2016.

On December 28, 2016, PEM S.A. transferred to Cablevisión 1,000,000 membership interests with nominal value of peso 1 each and entitled to one vote per membership interest, representing 0.1% of the capital stock and votes of NEXTEL. As a result of the assignment of the membership interests described above, Cablevisión became the holder of 810,236,480 membership interests with nominal value of $1 and entitled to one vote per membership interest, representing 100% of the capital stock and votes of NEXTEL. Said transfer was registered with the IGJ on March 27, 2017.

TELECOM ARGENTINA S.A.

c)             Acquisition of companies, holders of radioelectric spectrum in the 900 Mhz and 2.5 Ghz bands

In June 2016, Cablevisión, with its subsidiary NEXTEL, acquired 100% (97% owned by NEXTEL and the remaining 3% owned by Cablevisión) of the capital stock of Fibercomm S.A. and Gridley Investments S.A. both owners of 100% of the capital stock of Trixco S.A., holder of licenses for the use of the radioelectric spectrum in 900 Mh bands. NEXTEL acquired 100% of the capital stock of WX Telecommunications LLC (in accordance with the LGS, WX Telecommunications S.A.U.) and Greenmax Telecommunications LLC (in accordance with the LGS, Greenmax Telecommunications S.A.U), which are the controlling companies of Skyonline Argentina S.A., Netizen S.A., Infotel S.A. and Callbi S.A., among the most important subsidiaries. The latter render wireless telecommunications services and hold licenses for the use of the radioelectric spectrum in the 2.5 Ghz bands. The aggregate price for those transactions was US$ 138.2 million, equivalent to $3,978 in current currency as of December 31, 2018.

During the year ended December 31, 2016, Cablevisión completed the process of allocating the acquisition cost of 100% (97% to Nextel and the remaining 3% to Cablevisión) of the capital stock of Fibercomm S.A. and Gridley Investments S.A., both owners of 100% of the capital stock of Trixco S.A., and calculated goodwill from this acquisition in the amount of $1,475.9 in current currency as of December 31, 2018, included under Goodwill in the consolidated statement of financial position, taking into consideration that the valuation of the identifiable assets, liabilities and contingent liabilities at the interest percentage acquired is lower than the acquisition cost.

d)            Corporate Reorganization of Cablevisión

d.1) On March 31, 2017, Cablevisión’s Board of Directors approved the Pre-Merger Commitment executed among Cablevisión, Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A., whereby, as of the merger date, Cablevisión, in its capacity as absorbing company, will continue with the operations of Nextel, Greenmax Telecommunications S.A.U., WX Telecommunications S.A.U., Gridley Investments S.A., Trixco S.A., Fibercomm S.A., Netizen S.A, Eritown Corporation Argentina S.A., Skyonline de Argentina S.A., Infotel Argentina S.A., Nextwave Argentina S.A. and Callbi S.A. (the “Absorbed Companies”) thus generating the corresponding operating, accounting and tax effects. That merger was approved by the shareholders of Cablevisión at the Extraordinary Shareholders’ Meeting held on May 17, 2017. On July 11, 2017, the public deed related to the merger was issued.

On September 18, 2017, the ENACOM authorized, under Resolution No. 2017-1734 APN ENACOM# MM, the transfer of the registrations, numbering and sign-posting resources, authorizations and frequency use permits granted to Nextel, Trixco S.A., Callbi S.A., Infotel Argentina S.A., Skyonline de Argentina S.A., Netizen S.A. and Eritown Corporation Argentina S.A. in favor of Cablevisión.

As a result of the above-mentioned corporate reorganization process, the Absorbed Companies were dissolved without liquidation and Cablevisión assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing as of the first day of October 2017, or any that may exist or arise due to previous or subsequent acts or activities.

On December 1, 2017, the CNV issued Resolution RESFC-2017-19134-APN-DIR#CNV, whereby it granted the administrative approval of the above-mentioned merger and, on February 23, 2018, the merger was registered with the IGJ under No. 3,469, Book 88 Volume of Stock Companies.

d.2) On August 16, 2016, the Board of Directors of Cablevisión approved the Pre-Merger Commitment executed between Cablevisión, Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Primera Red Interactiva de Medios Argentinos (PRIMA) S.A. (“Prima”), Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A., whereby, on the effective date of the merger -October 1, 2016- (“Effective Date of the Merger”), Cablevisión, as absorbing company, continued with the operations of Copetonas Video Cable S.A., Dorrego Televisión S.A., Fintelco S.A., Indio Rico Cable Color S.A., Prima, Cable Video Sur S.A., Wolves Televisión S.A. and Tres Arroyos Televisora Color S.A. (the “Absorbed Companies”), thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Absorbed Companies were dissolved without liquidation. That merger was approved by the shareholders of Cablevisión at the Extraordinary Shareholders’ Meeting held on September 27, 2016, and on April 20, 2017 it was registered with the Public Registry of Commerce.

In addition, at the Extraordinary Shareholders’ Meeting held on September 27, 2016, the shareholders also unanimously approved: (i) the amendment of Section Three of the Bylaws in order to conform the core business of Cablevisión to the new regulatory framework of LAD and LSCA, and (ii) the amendment of Sections Nine and Ten of the Bylaws in order to eliminate the Executive Committee. Both amendments of the Bylaws were registered with the Public Registry of Commerce.

TELECOM ARGENTINA S.A.

Cablevisión made a filing with the ENACOM in order to inform that Agency of the corporate reorganization to be implemented, so that it would consequently register under the name of the absorbing company, the “Area Authorizations” required to exploit Cable Television Services corresponding to Copetonas Video Cable S.A., Dorrego Televisión S.A., Indio Rico Cable Color S.A., Cable Video Sur S.A., and Tres Arroyos Televisora Color S.A. The license for Wolves Televisión S.A. was abandoned because Cablevisión already has an Area Authorization in the jurisdiction where Wolves Televisión S.A. exploited the cable television service.

In addition, Prima and Cablevisión made a filing with the ENACOM in order to request that Agency to register the license that had been granted to Prima in favor of Cablevisión as a consequence of the corporate reorganization process. On August 25, 2017, the ENACOM authorized, through Resolution No. 2017-339 APN ENACOM# MM, the transfer of the registrations of national and international long-distance telephony services, as well as the numbering and signposting resources, frequencies and radioelectric authorizations granted to it in favor of Cablevisión.

e)             Corporate Reorganization of the Shareholders of Cablevisión

At the Extraordinary Shareholders’ Meetings of CV B Holding S.A., Vistone S.A. and Southtel Holdings S.A. –“The Direct Shareholders of Cablevisión”- held on September 28, 2016, the shareholders approved the Pre-Merger Commitment executed between Grupo Clarín, the Direct Shareholders of Cablevisión and Compañía Latinoamericana de Cable S.A. (“CLC”), whereby, on the Effective Date of the Merger - October 1, 2016- Grupo Clarín, as absorbing company, continued with the operations of the “Direct Shareholders of Cablevisión” and CLC, thus generating the corresponding operating, accounting and tax effects. As a result of the above-mentioned corporate reorganization process, the Direct Shareholders of Cablevisión were dissolved without liquidation and Grupo Clarín assumed all the activities, receivables, property and all the rights and obligations of the above-mentioned companies, existing on the Effective Date of the Merger, or any that may exist or arise due to previous or subsequent acts or activities.

Upon executing the corresponding Final Merger Agreement, Cablevisión notified the ENACOM of the change of shareholder structure in Cablevisión, which did not entail a change of control pursuant to Section 13 of Law No. 27,078 and, therefore, an authorization is not required.

On September 28, 2016, the shareholders of Grupo Clarín approved the merger by absorption of the Direct Shareholders of Cablevisión and CLC. In addition, at such Shareholders’ Meeting, the shareholders of Grupo Clarín S.A. approved the partial spin-off for the creation of a new company domiciled in the City of Buenos Aires under the name Cablevisión Holding S.A. The equity subject to the spin-off comprises the direct (upon the execution of the merger) and indirect equity interests of Grupo Clarín in Cablevisión and in GCSA Equity, LLC.

On April 27, 2017, both corporate reorganization processes (merger and spin-off-incorporation) were registered with the IGJ and, as from May 1, 2017, the controlling company of Cablevisión (directly and indirectly) was Cablevisión Holding S.A.

f)                Corporate Reorganization of Telecom Argentina

f.1) Redemption of the shares of Sofora

In March 2017, WAI offered Sofora and, Sofora, with the consent of Fintech, its controlling shareholder, accepted an offer to redeem in two tranches all of the 140,704,640 shares issued by Sofora held by WAI pursuant to Sections 223 and 228 of the LGS. As a result of the redemption, Sofora agreed to pay to WAI an amount equal to the nominal value of the shares issued by Sofora, equivalent to $141 and issue in the name of WAI one or more dividend certificates (Class “A” “Bono de Goce”) which will serve as proof of the rights of WAI to collect dividends for a total amount of up to US$ 470 million less the amounts paid to redeem the shares of Sofora held by WAI (equivalent to US$ 8,683,596).

Subsequently, Dividend Certificates were issued in two tranches for a total of US$ 461,316,404 (the first tranche on May 23, 2017 for US$ 245,036,017, and the second tranche on June 22, 2017 for US$ 216,280,387), together with the respective agreed-upon stock redemption.

TELECOM ARGENTINA S.A.

The main general terms and conditions of the dividend certificates (Class “A” “Bono de Goce”) provided that: (i) they will only grant rights to collect declared dividends at the sole discretion of Sofora for up to the maximum amount provided under the respective bond; (ii) they will be entitled to collect the amount of dividends provided for in the respective bond in preference to the other shareholders of Sofora; (iii) all the payments under those bonds shall be made with realized and liquid profits of Sofora; (iv) the maximum amount of dividends receivable under those bonds shall increase on June 1 of each year for an amount equivalent to 2% per annum applied to the outstanding balance as of May 31 of each year; (v) they may be redeemed by Sofora at any time after 36 months counted as from the date of issuance or after payment of 60% of its value at the time of issuance, whichever occurs later; and (vi) in the event Sofora is absorbed by another company that continues with the activities of Sofora, the preference under the dividend certificates (Class “A” “Bono de Goce”) will be maintained only with respect to those shares of the surviving company received by the shareholders of Sofora under the exchange ratio provided for under said merger so that this preference does not affect the other shareholders of the absorbing company, i.e., in the case of the reorganization mentioned in point f.2) of this note (the “Reorganization of Telecom Group”) the preference of the dividend certificates (Class “A” “Bono de Goce”) will only be verified with respect to Class A shares of Telecom Argentina received by Fintech and will not affect Class B shares or Class C shares of Telecom Argentina.

Taking into consideration that the Reorganization of Telecom Group, described in the following point, has entered into effect, Telecom Argentina assumed all the rights and obligations of Sofora as issuer of the Class A Exchange Bonds. Under no circumstance the rights to collect dividends under the dividend certificates (Class “A” “Bono de Goce”) shall affect the rights to collect dividends that belong to the holders of Class B Shares or Class C Shares or any other class of shares of Telecom Argentina.

The dividend certificates (Class “A” “Bono de Goce”) have been paid in full through the dividends in respect of which they were entitled to collect.

f.2) Corporate Reorganization of the Telecom Group

On March 31, 2017, each of the Boards of Directors of Sofora, Personal and Nortel and Telecom Argentina approved a pre-merger commitment, whereby Telecom Argentina would absorb Nortel, Sofora and Personal in accordance with the provisions of sections 82 and 83 of the LGS.

The General Ordinary and Extraordinary Shareholders’ Meetings of Telecom Argentina and Telecom Personal held on May 23, 2017, and the General Extraordinary Shareholders’ Meetings of Nortel and Sofora held on May 22, 2017 approved the Reorganization of Telecom Group.

In addition, at the above-mentioned General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina, the shareholders approved:

i.                 the conversion of up to 161,039,447 Class A Shares, with nominal value of $1 and entitled to one vote per share into the same number of Class B Shares, with nominal value of $1 and entitled to one vote per share to be delivered to the holders of Preferred Class “B” Shares of Nortel, as explained in Section 4th of the related pre-merger commitment (the conversion was effective on December 15, 2017); and

ii.              the amendment of the following sections of the Bylaws:

a.             Section 4: to establish a dynamic conversion procedure for the shares representing capital stock from one Class to the other with equal political and equity rights; and

b.            Section 5: to allow the total or partial redemption of fully-paid shares in accordance with the provisions of Section 223 of LGS and allow the issuance of bonds given in exchange for redeemed shares according to the provisions of Section 228 on the mentioned Law.

iii.           The elimination of Section 9 of the Bylaws, which includes limitations for transferring Class “A” Shares, which is effective since the authorization by the ENACOM of the dissolution of Nortel under the Reorganization of the Telecom Group and the distribution to holders of Nortel’s Class “B” Preferred Shares of a portion of Class “A” Shares of Telecom Argentina through its conversion to Class “B” Shares in accordance with the provisions of the corresponding pre-merger commitment.

On March 21, 2018, the amendment of the Bylaws mentioned in points ii) and iii) was registered with the IGJ.

At the Shareholders’ Meetings of Telecom Personal, Nortel and Sofora, the shareholders approved the dissolution without liquidation of the respective companies pursuant to Section 94, subsection 7 of the LGS as a consequence of its incorporation to Telecom Argentina under the Reorganization of Grupo Telecom.

TELECOM ARGENTINA S.A.

The companies involved in the Reorganization requested the ENACOM the following authorizations provided under the pre-merger commitment.

a)             ENACOM authorization for releasing the shares that comprised the second redemption tranche of Sofora’s common shares (owned by WAI representing 15% of Sofora’s capital stock) of the allocation to the main core of shares of the investment consortium for the acquisition, in the process of privatization of ENTel, of the Sociedad Licenciataria Norte (currently Telecom Argentina) pursuant to the provisions of Decree No. 62/90 issued on January 5, 1990 and the terms of such privatization and Resolution No. 111/2003 issued by the SC on December 10, 2003.

b)             ENACOM authorization for the dissolution of Nortel as a result of the Reorganization of the Telecom Group and the distribution to the holders of Nortel’s Class “B” Preferred Shares of a portion of Telecom Argentina’s Class “A” Shares through its conversion to Telecom Argentina’s Class “B” Shares pursuant to the corresponding pre-merger commitment.

c)              ENACOM authorization for the transfer to Telecom Argentina, as a result of the Reorganization of the Telecom Group, of all licenses for the provision of ICT Services and the registrations of ICT Services, together with the corresponding permissions for the use of frequencies, which were granted or awarded to Telecom Personal.

On June 16, 2017, the ENACOM Authorization referred to in a) above was granted through Resolution No. RESOL-2017-5120-APN-ENACOM # MCO.

Since the Reorganization of the Telecom Group was approved at all the General and Special shareholders’ meetings of the companies involved, and since the term for the opposition of creditors in accordance with the applicable regulations has expired, on November 13, 2017, Telecom Argentina, Nortel, Sofora, and Telecom Personal executed the final merger agreement which was filed with the Argentine regulatory authorities in accordance with the respective applicable regulations.

On November 24, 2017, the Company, Personal, Nortel and Sofora were served with Resolution No. 2017-4545-APN-ENACOM#MM, whereby the ENACOM granted the authorizations mentioned in sections b) and c) mentioned above.

The effective date of the reorganization of Telecom Group began at 00.00 hs of December 1, 2017, date on which the Chairmen of the Boards of Directors of the companies that were part of the Telecom Group signed the Minutes regarding the Transfer of Operations.

As a consequence of the reorganization and with effect as of the date thereof: (i) all the equities of Sofora, Personal and Nortel were fully transferred to Telecom Argentina at the book values of such items in the respective special-purpose unconsolidated financial statements. According to this, Telecom Argentina acquired all rights, obligations and responsibilities of any nature of Personal, Sofora and Nortel; (ii) Telecom Argentina is the surviving company of all the activities developed by Personal, Sofora and Nortel; (iii) Personal, Sofora and Nortel were dissolved without liquidation. On March 21, 2018, the Reorganization and the dissolution without liquidation of each of the absorbed companies was registered with the IGJ.

As a consequence of the Reorganization of Telecom Group:

•                  A portion of the Class A Shares issued by Telecom Argentina was distributed to Fintech as the only holder of the common shares of Sofora;

•                  The remaining Class A Shares issued by Telecom Argentina were converted to Class B Shares of Telecom Argentina;

•                  All Class B Shares issued by Telecom Argentina held by Nortel (including Class B Shares as a result of the conversion mentioned above) were distributed to the holders of Nortel Class B Preferred Shares.

Telecom Argentina did not issue any new Class B Shares or Class A Shares in connection with the Reorganization of Telecom Group.

TELECOM ARGENTINA S.A.

NOTE 5 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2018	2017
Cash and Banks	1,878	5,121
Time deposits	4,953	32
Mutual funds	60	1,354
Other investments at fair value	-	10
Total cash and cash equivalents	6,891	6,517
Investments
Current
Government bonds at fair value	727	50
Government bonds at amortized cost	519	3
Mutual funds	2	109
Other investments at amortized cost	123	-
Total current investments	1,371	162
Non- current
Government bonds at amortized cost	4,627	-
Investments in associates (*)	967	735
2003 Telecommunications Fund	1	-
Total non-current investments	5,595	735

(*) Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 12.31.2018	Valuation as of 12.31.2017
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	592	428
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	226	161
La Capital Cable S.A. (2)	Closed-circuit television	Argentina	50.00	143	137
Other minor investments in associates at equity method				6	9
Total				967	735

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Years ended December 31,
	2018	2017	2016
Ver T.V. S.A.	142	247	120
Teledifusora San Miguel Arcángel S.A.	72	68	55
La Capital Cable S.A.	22	38	46
Total	236	353	221

b)          Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the statement of financial position as financial debts and its flows in the cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial structure of Telecom and its subsidiaries.

TELECOM ARGENTINA S.A.

Changes in assets/liabilities components:

	December 31,
Net decrease (increase) in assets	2018	2017	2016
Trade receivables	(4,092)	(406)	(164)
Other receivables	(894)	(737)	346
Inventories	(11)	30	15
	(4,997)	(1,113)	197
Net increase (decrease) in liabilities
Trade payables	885	363	598
Salaries and social security payables	283	362	(98)
Taxes payables	(2,030)	(1,425)	(1,606)
Other liabilities and Provisions	(2,329)	(735)	(248)
	(3,191)	(1,435)	(1,354)

Main non-cash operating transactions

Offsetting of dividends receivable with financial debt	5	12	-

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	2,176	-	-
Bank loans	25,593	1,229	15,305
By purchase of equipment	-	-	-
Companies under section 33 - Law No. 19,550 and related parties	-	35	-
Total financial debt proceeds	27,769	1,264	15,305
Notes	(3,905)	-	-
Bank loans	(335)	(1,622)	(12,679)
By purchase of equipment	(272)	-	-
Companies under section 33 - Law No. 19,550 and related parties	-	(1)	-
Total payment of debt	(4,512)	(1,623)	(12,679)
Bank overdrafts	(94)	-	-
Notes - Interests and related expenses	(1,509)	-	-
Bank loans - Interests and related expenses	(2,388)	(1,264)	(1,890)
By NDF, purchase of equipment and others	267	(27)	56
Companies under section 33 - Law No. 19,550 and related parties	-	(1)	-
Total payment of interest and related expenses	(3,724)	(1,292)	(1,834)

Cash dividends from the Company

On January 31, 2018, the Board of Directors of Telecom Argentina approved:

1.             the reversal of 9,729,418,019 Argentine pesos, as of the date of the transaction, of the “Reserve for future cash dividends” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) 2,863,000,000 Argentine pesos on February 15, 2018 and ii) 6,866,418,019 Argentine pesos on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deemed it convenient;

2.             the distribution of 5,640,728,444 Argentine pesos, as of the date of the transaction, as advance cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were settled on February 15, 2018; and

3.             the distribution of 4,502,777,155 Argentine pesos, as of the date of the transaction, as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period ranging from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A.-absorbed by Telecom Argentina- as of September 30, 2017, which were settled on February 15, 2018.

Dividends mentioned in items 2 and 3 above, were subsequently ratified by the Ordinary General Shareholers Meeting of April 25, 2018.

In conclusion, the dividends distribution aforementioned in items 1, 2 and 3, for a total of $19,873, as of the date of the transaction, (approximately $28,822 in current currency of December 31, 2018) was paid on February 15, 2018 for $13,007 and on March 21, 2018 $6,866 (approximately $27,927 in current currency of December 31, 2018).

TELECOM ARGENTINA S.A.

Payment by Telecom of the dividends declared by Cablevisión S.A.

•                  Fiscal Year 2018

On January 8, 2018, Telecom Argentina, as surviving company of Cablevisión S.A. paid the dividends declared by Cablevisión S.A. on December 18, 2017 for 4,077,790,056 Argentine pesos, as of the date of the transaction, (approximately $6,021 in current currency of December 31, 2018).

•                  Fiscal Year 2017

On March 30, 2017, the Ordinary and Extraordinary Annual General Shareholders Meeting of Cablevisión decided to allocate the sum of 1,600,000,000 Argentine pesos, as of the date of the transaction (approximately $2,603 in current currency of December 31, 2018), to the distribution of cash dividends payable in pesos or US dollars in two installments of 800,000,000 Argentine pesos. As of December 31, 2017, all distributed cash dividends were cancelled.

Cash dividends from associates

•                  Fiscal Year 2018

Dividends paid by Núcleo

In May 2018, Núcleo paid dividends to the non-controlling shareholders for a total of $161, as of the date of the transaction, (approximately $182 in current currency of December 31, 2018). These dividends were approved at the Ordinary General Shareholders Meeting of Núcleo at its meeting held on April 24, 2018.

Dividends collected from Ver T.V.

During the first half of 2018, dividends were collected from Ver T.V. for $19, as of the date of the transaction. These dividends were declared during year 2017, and as of December 31, 2017, they were pending collection.

Dividends collected from Teledifusora San Miguel Arcángel

During the first half of 2018, dividends were collected from Teledifusora San Miguel Arcángel for $8, as of the date of the transaction. These dividends were declared during year 2017, and as of December 31, 2017, they were pending collection.

Dividends collected from La Capital Cable

In June 2018, dividends were collected from La Capital Cable for $15, as of the date of the transaction, of which $5 were offset with financial debt with the company. These dividends were approved at the Ordinary Annual General Shareholders Meeting of June 14, 2018.

In conclusion, during 2018 a total of $41 of dividends (approximately $56 in current currency of December 31, 2018) were collected from associates.

•                  Fiscal year 2017

Dividends paid by CV Berazategui

During the first half of 2017, CV Berazategui paid dividends to non-controlling interests for a total of $6, as of the date of the transaction. These dividends were approved by the Ordinary General Shareholders Meeting at its meeting held on April 25, 2017.

Dividends collected from Ver T.V.

In February 2017, Ver T.V. approved dividends for $77, as of the date of the transaction, of which $38 corresponded to Cablevisión according to its interests. Such dividends were collected during the first quarter of 2017.

During fiscal year ended December 31, 2017, Ver T.V. approved dividends for $198, as of the date of the transaction, of which $97 correspond to the Company according to its interests. As of December 31, 2017, $32 of such dividends were collected.

Dividends collected from La Capital Cable

In May 2017, La Capital Cable voted dividends for $21, as of the date of the transaction, of which $10 corresponded to Cablevisión according to its shareholdings. Such dividends were collected during the second quarter of 2017, of which $8 were offset with financial debt with said company.

TELECOM ARGENTINA S.A.

Dividends collected from Teledifusora San Miguel Arcángel

In June 2017, Teledifusora San Miguel Arcángel approved dividends for $24, as of the date of the transaction, of which $12 corresponded to Cablevisión according to its interests. As of December 31, 2017, such dividends were collected.

In August 2017, Teledifusora San Miguel Arcángel approved dividends for $69, as of the date of the transaction, of which $34 corresponded to the Company according to its interests. As of December 31, 2017, $7 of such dividends were collected.

In conclusion, during 2017 a total of $99 of dividends (approximately $149 in current currency of December 31,2018) were collected from associates.

Additional information required by IAS 7

	Balances as of December 31, 2017	Incorporation by merger (Note 4.a)	Cash Flows (a)	Accrued interests	Exchange differences and currency translation adjustments and Others (b)	Balances as of December 31, 2018
Bank overdrafts	-	199	2,176	-	(99)	2,276
Bank loans – principal	287	12,097	25,258	-	9,563	47,205
Notes – principal	13,767	3,186	(3,905)	-	5,783	18,831
NDF	-	25	(44)	119	-	100
By purchase of equipment	1,943	-	(256)	35	357	2,079
Companies under section 33 - Law No. 19,550 and related parties	6	-	-	-	(6)	-
Accrued interests and related expenses	6	2,597	(4,100)	4,395	5,923	8,821
Total current and non-current financial debt (Note 13)	16,009	18,104	19,129	4,549	21,521	79,312

(a)              Correspond to $27,769 of debt proceeds, $4,512 of principal payments, $3,724 of interest and related expenses payments and (404) that were reclassified to Other receivables.

(b)             Includes (5) that were offset with dividends receivable.

NOTE 6 – TRADE RECEIVABLES

Trade receivables consist of the following:

	As of December 31,
Current Trade receivables	2018	2017
Ordinary receivables	19,910	3,242
Contractual asset IFRS 15 (Note 3.u)	62	-
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	92	59
Allowance for doubtful accounts	(2,649)	(713)
	17,415	2,588
Non-current trade receivables
Ordinary receivables	38	-
Contractual asset IFRS 15 (Note 3.u)	23	-
	61	-
Total trade receivables, net	17,476	2,588

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the fiscal year	(713)	(512)
IFRS 9 retained earnings adjustment (Note 3.v)	(245)	-
Additions – Bad debt expenses	(3,527)	(901)
Uses and Currency translation adjustments	1,836	700
At the end of the year	(2,649)	(713)

TELECOM ARGENTINA S.A.

NOTE 7 – OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,
Current other receivables	2018	2017
Prepaid expenses	1,437	603
Tax credits	1,363	127
Advances to suppliers	103	41
Settlement Pendings accounts	217	-
Guarantee deposits	24	112
Expenditure reimbursement	109	-
Financial NDF (Note 21)	750	-
Restricted funds (Note 18)	63	27
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	144	174
Receivables from sale of customer relationship	72	-
Other	806	139
Subtotal	5,088	1,223
Allowance for current other receivables	(15)	-
	5,073	1,223
Non-current other receivables
Prepaid expenses	450	45
Advances to suppliers	71	244
Tax credits	703	61
Restricted funds (Note 18)	92	-
Financial NDF (Note 21)	45	-
Regulatory Credits (Núcleo)	156	-
Guarantee deposits	46	-
Credit of indemnity for Tuves Paraguay acquisition	55	-
Receivables from sale of customer relationship	113	-
Other	3	3
Subtotal	1,734	353
Allowance for non-current other receivables	(12)	-
Total other receivables	1,722	353
	6,795	1,576

Movements in the Allowance for current other receivables are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the year	-	-
Increases	(18)	-
Decreases	3	-
At the end of the year	(15)	-

Movements in the Allowance for non-current other receivables are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the year	-	-
Increases	(12)	-
At the end of the year	(12)	-

NOTE 8 – INVENTORIES

Inventories consist of the following:

	As of December 31,
	2018	2017
Mobile handsets and others	2,254	-
Radio equipment and others	64	189
Fixed telephones and equipment	15	-
Inventories for construction projects	537	-
Subtotal	2,870	189
Allowance for obsolescence of inventories	(133)	(53)
	2,737	136

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the year	(53)	-
Additions	(82)	(70)
Decreases	2	17
At the end of the year	(133)	(53)

TELECOM ARGENTINA S.A.

NOTE 9 – GOODWILL

	As of December 31,
	2018	2017
Argentina business (1)	119,678	31,273
Uruguay business (2)	771	681
	120,449	31,954

(1)         Includes $88,068 corresponding to the Merger between Telecom and Cablevisión (See Note 4.a)), $31,606 from Cablevisión and $4 corresponding to the goodwill of Tuves Paraguay as of December 31, 2018.

(2)         Telemas S.A. goodwill, indirect subsidiary throughout its participation in Adesol. The increase in the amounts with respect to balance as of December 31, 2017 corresponds to currency translation adjustments.

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2018	2017
PP&E before allowances and impairment	151,168	45,885
Valuation allowance for obsolecense and impairment of materials	(359)	(184)
Impairment of PP&E	(333)	-
	150,476	45,701

Movements in the valuation allowance for materials and impairment of materials are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the year	(184)	(153)
Additions	(175)	(31)
At the end of the year	(359)	(184)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the year	-	-
Additions	(333)	-
At the end of the year	(333)	-

Details on the nature and movements as of December 31, 2018 are as follows:

	Gross value as of December 31, 2017	Incorporation by merger (Note 4.a)	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2018
Real estate	2,990	19,387	6	167	219	(9)	22,760
Switching equipment	-	3,700	223	798	384	(2)	5,103
Fixed network and transportation	35,676	30,493	5,408	674	15,187	(3,840)	83,598
Mobile network access	4	11,317	12	836	4,825	(312)	16,682
Tower and pole	207	4,494	43	273	384	(3)	5,398
Power equipment and Installations	-	5,472	-	233	705	-	6,410
Computer equipment	4,767	6,264	1,158	1,249	2,211	(4)	15,645
Goods lent to customers at no cost	5,282	223	5,010	361	4	(3,396)	7,484
Vehicles	1,477	1,187	376	21	-	(74)	2,987
Machinery, diverse equipment and tools	3,946	226	194	12	98	-	4,476
Other	259	473	5	42	83	1	863
Construction in progress	10,377	5,818	24,138	95	(23,144)	(38)	17,246
Materials	6,982	3,582	3,001	25	(956)	(41)	12,593
Total	71,967	92,636	39,574	4,786	-	(7,718)	201,245

	Accumulated depreciation as of December 31, 2017	Depreciation	Currency translation adjustments	Decrease and reclassifications	Accumulated depreciation as of December 31, 2018	Net carrying value as of December 31, 2018
Real estate	(1,087)	(966)	(178)	3	(2,228)	20,532
Switching equipment	-	(1,032)	(681)	-	(1,713)	3,390
Fixed network and transportation	(15,959)	(12,450)	(657)	4,018	(25,048)	58,550
Mobile network access	-	(2,763)	(548)	48	(3,263)	13,419
Tower and pole	(18)	(832)	(145)	3	(992)	4,406
Power equipment and Installations	-	(1,062)	(156)	-	(1,218)	5,192
Computer equipment	(2,830)	(3,809)	(1,128)	3	(7,764)	7,881
Goods lent to customers at no cost	(1,234)	(3,886)	(296)	3,397	(2,019)	5,465
Vehicles	(1,085)	(428)	(20)	33	(1,500)	1,487
Machinery, diverse equipment and tools	(3,656)	(266)	(15)	-	(3,937)	539
Other	(213)	(149)	(33)	-	(395)	468
Construction in progress	-	-	-	-	-	17,246
Materials	-	-	-	-	-	12,593
Total	(26,082)	(27,643)	(3,857)	7,505	(50,077)	151,168

TELECOM ARGENTINA S.A.

Details on the nature and movements as of December 31, 2017 are as follows:

	Gross value as of December 31, 2016	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2017
Real estate	2,864	227	(2)	22	(121)	2,990
Fixed network and transportation	30,317	4,027	(177)	4,793	(3,284)	35,676
Mobile network access	3	1	-	-	-	4
Tower and pole	208	-	-	-	(1)	207
Computer equipment	3,577	574	(4)	616	4	4,767
Goods lent to customers at no cost	4,035	845	-	3,192	(2,790)	5,282
Vehicles	1,384	195	(1)	2	(103)	1,477
Machinery, diverse equipment and tools	3,805	22	(2)	120	1	3,946
Other	260	4	(6)	1	-	259
Construction in progress	6,879	2,169	-	1,329	-	10,377
Materials	7,532	11,052	(9)	(10,075)	(1,518)	6,982
Total	60,864	19,116	(201)	-	(7,812)	71,967

	Accumulated depreciation as of December 31, 2016	Depreciation	Currency translation adjustments	Decrease and reclassifications	Accumulated depreciation as of December 31, 2017	Net carrying value as of December 31, 2017
Real estate	(1,067)	(22)	1	1	(1,087)	1,903
Fixed network and transportation	(13,786)	(5,517)	86	3,258	(15,959)	19,717
Mobile network access	-	-	-	-	-	4
Tower and pole	-	(19)	-	1	(18)	189
Computer equipment	(2,002)	(831)	3	-	(2,830)	1,937
Goods lent to customers at no cost	(1,045)	(2,979)	-	2,790	(1,234)	4,048
Vehicles	(1,033)	(134)	2	80	(1,085)	392
Machinery, diverse equipment and tools	(3,473)	(184)	1	-	(3,656)	290
Other	(206)	(12)	5	-	(213)	46
Construction in progress	-	-	-	-	-	10,377
Materials	-	-	-	-	-	6,982
Total	(22,612)	(9,698)	98	6,130	(26,082)	45,885

NOTE 11 – INTANGIBLE ASSETS

	As of December 31,
	2018	2017
Intangible assets before impairment	61,493	4,635
Impairment	(1,623)	-
	59,870	4,635

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2018	2018
At the beginning of the year	-	-
Additions	(1,623)	-
At the end of the year	(1,623)	-

Intangible assets consist as of December 31, 2018 of the following:

	Gross value as of December 31, 2017	Incorporation by merger (Note 4.a)	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2018
3G/4G licenses	3,635	17,713	-	-	-	21,348
PCS license (Argentina)	-	10,538	-	-	-	10,538
Núcleo´s licenses	-	-	844	33	-	877
SRCE license	879	-	-	-	-	879
Customer relationship	-	15,771	-	73	(609)	15,235
Brands	249	13,030	-	-	-	13,279
Incremental Cost from the adquisition of contracts	-	-	1,348	7	-	1,355
Other	890	2,277	714	14	-	3,895
Total	5,653	(*) 59,329	2,906	127	(609)	67,406

(*) Includes $(125) Retained earnings adjustment. Note 3.u).

	Accumulated amortization as of December 31, 2017	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2018	Net carrying value as of December 31, 2018
3G/4G licenses	-	(1,196)	-	-	(1,196)	20,152
PCS license (Argentina)	-	-	-	-	-	10,538
Núcleo´s licenses	-	(70)	(4)	-	(74)	803
SRCE license	(72)	-	-	-	(72)	807
Customer relationship	-	(3,574)	8	494	(3,072)	12,163
Brands	(89)	(5)	-	-	(94)	13,185
Incremental Cost from the adquisition of contracts	-	(378)	(15)	-	(393)	962
Other	(857)	(155)	-	-	(1,012)	2,883
Total	(1,018)	(5,378)	(11)	494	(5,913)	61,493

TELECOM ARGENTINA S.A.

Intangible assets consist as of December 31, 2017 of the following:

	Gross value as of December 31, 2016	CAPEX	Gross value as of December 31, 2017	Accumulated amortization as of December 31, 2016	Amortization	Accumulated amortization as of December 31, 2017	Net carrying value as of December 31, 2017
3G/4G licenses	3,635	-	3,635	-	-	-	3,635
SRCE license	72	807	879	(57)	(15)	(72)	807
Brands	249	-	249	(83)	(6)	(89)	160
Other	890	-	890	(772)	(85)	(857)	33
Total	4,846	807	5,653	(912)	(106)	(1,018)	4,635

NOTE 12 – TRADE PAYABLES

Trade payables consist of the following:

• purchase of materials and supplies;

• purchase of handsets and equipment;

• agent and retails commissions;

• procurement of services; and

• purchase of goods included in PP&E.

	As of December 31,
Current	2018	2017
Suppliers and commercial accruals	22,286	5,299
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	568	438
	22,854	5,737
Non-current
Suppliers and commercial accruals	570	-
	570	-
Total trade payables	23,424	5,737

NOTE 13 – FINANCIAL DEBT

Financial debt consists of the following:

	As of December 31,
Current	2018	2017
Bank overdrafts – principal	2,276	-
Bank loans – principal	12,945	77
By purchase of equipment	1,048	1,257
NDF	100	-
Accrued interest and related expenses	3,675	43
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	-	6
	20,044	1,383
Non-current
Notes – principal	18,831	13,767
Bank loans – principal	34,260	210
By purchase of equipment	1,031	686
Accrued interest and related expenses	5,146	(37)
	59,268	14,626
Total financial debt	79,312	16,009

Bank and other financing entities loans

IFC and IIC loans

On July 5, 2016, Personal accepted an offer from the International Finance Corporation (IFC) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing.

On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in 8 equal half-yearly installments since the 30th month, with a 6 month LIBOR + 400bp. This loan will be used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On October 26, 2016 Personal received the loan proceeds for an amount of US$392.5 million, net of expenses of US$7.5 million.

TELECOM ARGENTINA S.A.

On April 7, 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million maturing in September 2022, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBOR + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions. On September 18, 2017 Personal received the loan funds, net of issuance expenses for US $ 1.8 million.

On October 30, 2018, within the framework of its permanent optimization policy for the term, rate and structure of its financial liabilities Telecom Argentina has accepted a proposal from the International Finance Corporation (IFC) for the evaluation and mobilization of funds with for the purpose of financing investment needs, working capital and refinancing of liabilities. On March 4, 2019 The Company signed a loan agreement with IFC for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the “Loan”). The Loan will consist of a tranche “A”, a tranche “B-1”, a tranche “B-2”, a tranche “B-3” and a tranche “B-4” which will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to LIBOR plus the following margins: 4.85 percentage points in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60 percentage points in the case of Tranche B-1 and Tranche B-3. Likewise, the capital will be payable as follows: Tranche A, Tranche B-2, and Tranche B-4 in eight consecutive semi-annual equal installments from February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six consecutive semi-annual equal installments from February 2021 and final maturity in August 2023. The proceeds from the loan will be used to finance capital investments for 2019.

Syndicated Loan

At its meeting held on January 31, 2018, the Board of Directors of the Company approved the execution of a syndicated loan agreement with several banks for up to a total of US$1,000 million, which will accrue compensatory interest at an annual rate equal to LIBOR for each period of interest accrual plus an applicable margin.

On February 2, 2018, the Company entered into a term loan agreement with Citibank, N.A., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Banco Santander, S.A., in his capacity as a lender, Citigroup Global Markets Inc., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Santander Investment Securities Inc. as organizers, Citibank N.A. as an administrative agent and the Branch of Citibank N.A. in Argentina, as a local custodian agent for an aggregate principal amount of US$1,000 million (the “Original Loan”). On February 9 and March 9, 2018, the Company borrowed US$650 million and US$350 million, respectively, under this agreement, that matures in February 2019. The proceeds of the Loans were used to finance capital expenditures, working capital and other general corporate purposes. The Loan bear interest at an annual rate equivalent to LIBOR plus the following margins: 1.25 percentage points during the first four months, 1.50 percentage points, during the following two months, 1.75 percentage points during the following three months and 2.25 percentage points during the last three months prior to the maturity date. Interest is payable quarterly or semiannually, at the Company’s option. The Company is permitted to make voluntary prepayments at any time without premium or penalty. The Company is required to make prepayments under the Loans (without payment of a premium) with net cash proceeds from bilateral or syndicated bank financings in excess of US$500 million, or underwritten offerings or private placements of any non-Peso denominated debt securities of the Company governed by a law other than the laws of Argentina with a tenor of at least three years. The Company is also required to prepay the Original Loans upon the occurrence of a change of control, at each lender’s option.

Subsequently, on October 8, 2018, the Company entered into a new agreement with Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for an aggregate principal amount of US$ 500 million (which can be increased, in accordance with the terms and conditions thereof) and to 48 months of term (the “Loan”).

TELECOM ARGENTINA S.A.

The Company requested a disbursement of US$ 500 million on October 17, 2018. The funds were used to partially pre-pay the Original Loan.

The disbursed capital will accrue compensatory interest at an annual rate equivalent to LIBOR plus the following margin: 4.50 percentage points during the first year after the disbursement, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the disbursement and until the expiration date; and will be payable quarterly in arrears.

Additionally, in accordance with the provisions of the loan, the Company made an additional payment of US$ 100 million of the Original Loan, (as a condition precedent to the execution of the loan, the Company and the remaining parties of the Original Loan had agreed to a mandatory pre-cancellation amount equivalent to at least US$ 100 million).

Subsequently, in November 2018, the Company used all the funds from Deutsche Bank Loan for US$ 300 million to prepay this Original Loan. The balance owed by the Company of US $ 100 million was canceled on February 11, 2019, with its own funds.

Deutsche Bank Loan

On November 8, 2018, the Company acknowledged the acceptance by Deutsche Bank AG, London Branch, as organizer of a syndicate of banks, of a loan facility for an amount of up to US$200 million (which might be increased up to US$300 million). On November 14, 2018 the Company acknowledged the acceptance of the extension of the loan offer by Deutsche Bank AG, London Branch, for US$100 million.

The Deutsche Bank Loan has a term of 42 months counted from the date of the initial borrowing and will accrue compensatory interest at an initial rate per annum equivalent to LIBOR plus 4.5% that will be payable quarterly, in arrears. The capital will be payable in six consecutive semi-annual equal installments equivalent to 12.5% of the disbursed amount with a final payment on the maturity date equivalent to 25% of the initial borrowing.

The proceeds from the Deutsche Bank Loan were used by the Company only to partially prepay the Syndicated Loan.

Other bank loans

As of December 31, 2018, the Company mantains other bank loans for:

a)    US$4.5 million in a loan agreement with the Bank ICBC for financing imports, accruing interest at an annual rate of 6.0%, due in January 2022,

b)    US$3.2 million in a loan agreement with the Bank Itaú for financing imports, accruing interest at an annual rate of 5.0%, due in February 2020, and

c)    US$10.0 million in a loan agreement with the Bank Macro for financing imports accruing interest at an annual rate of 6.2%, due in August, 2019.

Núcleo

The following table shows the outstanding loans with different local financing entities in Paraguay and their main terms as of December 31, 2018:

Principal nominal value (in millions of Guaraníes)	Maturity	Amortization term	Rate (%)	Book value (in millions of Argentine pesos)
				Current	Non-current
40,000	December 2019	Semi-annually	8.75	253	-
308,000	February 2024	Semi-annually	8.20-9	158	1,793
348,000				411	1,793

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

TELECOM ARGENTINA S.A.

Global Programs for the issuance of Notes

Cablevisión

On April 20, 2016, at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión, the shareholders of Cablevisión approved, among other matters: i) the extension of the authorization of the Global Program for the Issuance of Notes (the “Program”), which had been granted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión on April 28, 2014, increasing the maximum amount of the outstanding notes that may be issued under this Program from a nominal value outstanding at any time of US$ 500,000,000 (or its equivalent in other currencies) to US$ 1,000,000,000 (or its equivalent in other currencies). The Shareholders’ Meeting renewed the delegation on the Board of Directors of the broadest powers in connection with the Program. The Board of Directors may subdelegate all or some powers interchangeably to one or more directors or managers of the Company; and ii) the extension of the authorization of the Short-Term Debt Securities (“VCPs”) program under the terms that had been originally approved.

On June 1, 2016, pursuant to its delegated powers, the Board of Directors of Cablevisión authorized the issuance of Class A Notes for a nominal value of US$ 500,000,000 (the “Class A Notes”), at a fixed annual nominal interest rate of 6.50%, interest payable semi-annually, with maturity in June 2021. Proceeds will be used for:

(i)            The settlement of the outstanding debt as of that date;

(ii)           The investment in fixed assets and other capital expenditures with the balance of the net proceeds (approximately US$ 89,100,000).

On October 30, 2017, within the framework of the merger between Cablevision and Telecom Argentina (Note 4.a), Cablevision called for an Extraordinary Noteholders’ Meeting in order to request its holders of Class A Notes, the amendment and/or removal of certain clauses (or parts there of) of the Indenture Agreement executed on June 15, 2016 between Cablevision, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

On December 11, 2017, the holders of Class “A” Notes held an Extraordinary Noteholders’ Meeting with a quorum of 81.8621626 % of the total capital and votes under the Notes. At that Shareholders’ Meeting, the shareholders unanimously decided to approve the amendment and/or removal of certain clauses (or parts thereof) of the Indenture Agreement executed on June 15, 2016 between the Company, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

As a result of the amendment of the Indenture referred to above, the Company’s covenants under the Notes include: (i) limitation on the issuance of guarantees by the Company and its subsidiaries; (ii) merger by acquisition and consolidation, (iii) limitation on incurring debt above certain approved ratios, and (iv) limitation on the issuance and sale of significant subsidiaries’ shares with certain exceptions, among others, certain clauses that restricted sales of assets under certain conditions, certain payments and related party transactions under certain circumstances and the distribution of dividends, were eliminated.

Cablevision Notes were assumed by the Company on January 1, 2018 due to the merger (Note 4.a).

For this purpose, Telecom Argentina, as successor of Cablevisión, the Deutsche Bank Trust Company Americas, as Trustee and Banco Comafi S.A., as trustee representative in Argentina, have signed a supplement to the Trust Agreement formalizing the absorption of the Notes of Cablevisión by Telecom Argentina.

Until December 31, 2018, the Company had repurchased approximately US$0.5 million (nominal value) of the Notes issued by Cablevisión. These transactions were executed at the quoted market price prevailing on each repurchase date, which did not significantly differ from the book value as of that date.

Telecom Argentina

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors was also approved to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities.

TELECOM ARGENTINA S.A.

Under the aforementioned program, Telecom Argentina submitted a prospectus for the issuance of Notes to the CNV that was approved on April 24, 2018. Subsequently, on April 25, 2018, the CNV approved the prospectus supplement corresponding to the Notes. Class 1 for a nominal value of up to US$ 500,000,000 (extendable up to US$ 1,000,000,000). This supplement was extended several times, finally expiring on August 3, 2018.

In accordance with the provisions governing the placement mechanism of the Notes provided in the Prospectus Supplement, Telecom Argentina decided to temporarily suspend, until further notice, the period of placement of the Notes. Telecom Argentina will publish a complementary notice to the Prospectus Supplement, announcing the date on which the Offer Period will be resumed and the Award Date.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV authorized such Program, through Resolution No. 16,670.

Personal’s Ordinary Shareholders’ Meeting held on May 26, 2016 authorized to extend the due date and expand the Program’s maximum circulation amount up to US$1,000 million or its equivalent in other currencies.On October 20, 2016, the CNV authorized the extension and expansion of the mentioned Program through Resolution No. 18,277.

Under such Program, Personal issued four Series of Notes. The net proceeds obtained were used for debt refinancing.

Personal Notes were assumed by the Company on December 1, 2017 due to the Reorganization, Note 4.f.2).

As of the date of issuance of these consolidated financial statements, Telecom has canceled all Series issued on their respective expiration dates.

Loans for purchase of equipment

As of December 31, 2018, the Company has debt agreements corresponding to financing for the purchase of equipment of Cisco Systems, the which amounts to approximately US$57.3 million. Such contracts have an average maturity term of between 36 and 49 months with partial repayments and accrue an average annual interest of 4.81%.

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions and termination benefits.

The compensations policies for Directors and Managers of Telecom and its subsidiaries and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensations are dependent upon the level of responsibility required for the position and its market competitiveness, variable compensations are driven by the goals established on an annual basis and also by the fulfillment of long and medium term goals.

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
Current	2018	2017
Salaries, annual complementary salaries, vacation and bonuses	4,371	1,677
Social security payables	1,280	907
Termination benefits	296	1
	5,947	2,585
Non-current
Termination benefits	347	-
	347	-
Total salaries and social security payables	6,294	2,585

Compensation for the Key Managers of Telecom for the years ended December 31, 2018 and 2017 are shown in Note 27.e).

TELECOM ARGENTINA S.A.

NOTE 15 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable of Telecom are presented below:

	As of December 31,
	2018	2017
Tax carryforward	(2,866)	(4)
Allowance for doubtful accounts	(925)	(269)
Provisions	(1,062)	(396)
Inventory	(153)	-
Pension and termination benefits	(235)	-
PP&E and Intangible assets	29,788	4,690
Cash dividends from foreign companies	418	-
Mobile handsets financed sales	169	-
Other deferred tax liabilities (assets), net	148	(105)
Total deferred tax liabilities, net	25,282	3,916
Actions for recourse tax receivable	(818)	-
Total deferred tax liability, net	24,464	3,916

Net deferred tax assets	(78)	(66)
Net deferred tax liabilities	24,542	3,982

As of December 31, 2018, the Company and some subsidiaries have a cumulative Tax carryforward of approximately $9,554, which calculated considering statutory income tax rate represent a deferred tax asset of approximately $2,866. Telecom and its subsidiaries estimate that non-recoverable cumulative Tax carryforward amounted to $0.4 as of that date.

Following, the detail of the maturities of estimated Tax carryforward is disclosed:

Company	Tax carryforward generation year	Tax carryforward amount as of 12.31.2018	Tax carryforward expiration year
Inter Radios	2015	8	2020
Pem	2016	1	2021
Inter Radios	2017	1	2022
Telecom Argentina	2018	9,540	2023
Inter Radios	2018	4	2023
		9,554

Income tax benefit (expense) consists of the following:

	Years ended December 31,
	2018	2017	2016
		Profit (loss)
Current tax expense	-	(4,819)	(4,405)
Deferred tax benefit	2,838	(697)	(1,610)
Income tax benefit (expense)	2,838	(5,516)	(6,015)

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2018	2017	2016
		Profit (loss)
Pre-tax income	2,698	15,375	16,561
Non-taxable items - Earnings from associates	(236)	(353)	(221)
Non-taxable items – Other	29	(114)	(57)
Subtotal	2,491	14,908	16,283
Weighted statutory income tax rate (*)
Income tax expense at weighted statutory tax rate	(747)	(5,218)	(5,699)
Tax carryforward prescription	-	33	31
Changes in tax rates	-	(272)	(45)
Actions for recourse	44	-	-
Income tax on cash dividends of foreign companies	(64)	-	-
Inflation effect	3,605	(59)	(302)
Income tax benefit (expense)	2,838	(5,516)	(6,015)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for 2017, is 30% for the years 2018-2019 and will be 25% for the year 2020 and onwards (see Note 3.o). In Paraguay is 10% plus an additional rate of 5% in case of payment of dividends for all the years presented and in the USA the effective tax rate was 39.5% for 2017 and 2016 and 26.5% for 2018 onwards.

TELECOM ARGENTINA S.A.

Income tax - Actions for recourse filed with the Tax Authority

Section 10 of Law No. 23,928 and Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina determined its income tax obligations in accordance to those provisions, without taking into account the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the “Candy” case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011 and 2012 fiscal years in the cases brought by “Distribuidora Gas del Centro”, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, and after making the respective assessments, Telecom Argentina filed during 2015, 2016, 2017 and 2018 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011, 2012 and 2013 for a total amount of $722 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

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

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $818 as of December 31, 2018. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood of certain variables according to the jurisprudential antecedents known until such date. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to, at least annually, remeasure the tax credit recorded.

NOTE 16 –TAXES PAYABLES

Taxes payables consist of the following:

	As of December 31,
Current	2018	2017
Income tax (*)	12	2,122
Other national taxes	676	475
Provincial taxes	1,451	34
Municipal taxes	180	112
	2,319	2,743
Non- current
Other national taxes	-	4
Provincial taxes	26	-
	26	4
Total taxes payables	2,345	2,747

(*) Include 2 corresponding to Tax Regularization Regime - Law No. 26,476 as of December 31, 2018.

Information on the composition of Income tax benefit (expense) included in the consolidated financial statements is disclosed Note 15.

TELECOM ARGENTINA S.A.

NOTE 17 – OTHER LIABILITIES

Other liabilities consist of the following:

•                  revenues received from connection fees for fixed telephony, cable television, data and Internet, nonrefundable;

•                  revenues collected by remaining traffic and packages of data from unexpired cards;

•                  the value assigned to the points delivered by customer loyalty programs in the mobile telephony;

•                  the advanced collection of revenues from services of international capacity;

•                  the advanced collection of construction projects;

•                  deferred revenue from government subsidies for the acquisition of PP&E;

•                  pension benefits; and

•                  any liability not included in the other liability items.

	As of December 31,
Current	2018	2017
Deferred revenues on prepaid calling cards	710	30
Deferred revenues on connection fees and international capacity leases	76	117
Deferred revenues on construction projects	322	-
Mobile customer loyalty programs	173	-
Compensation for directors and members of the Supervisory Committee	47	-
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	-	4
Other (*)	209	1
	1,537	152
Non-current
Deferred revenues on connection fees and international capacity leases	254	198
Pension benefits (Note 3.m)	245	-
Mobile customer loyalty programs	280	-
Other (*)	380	-
	1,159	198
Total other liabilities	2,696	350

(*) Includes deferred revenue from subsidiaries for government subsidies for the acquisition of PP&E.

Movements in the pension benefits are as follows:

	Years ended December 31,
	2018	2017
At the beginning of the year	-	-
Incorporation by merger (Note 4.a)	316	-
Service cost (*)	23	-
Interest cost (**)	72	-
Payments (***)	(166)	-
At the end of the year	245	-

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Other Financial expenses, net.

(***) Include (158) corresponding to RECPAM.

TELECOM ARGENTINA S.A.

NOTE 18 – PROVISIONS

Telecom and its subsidiaries are parties to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is achieved after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation.

Provisions consist of the following:

	Balances as of December 31, 2017	Incorporation by merger (Note 4.a)	Additions		Reclassifications	Decreases	Balances as of December 31, 2018
			Capital	Interest (i)
Current
Provisions	-	599	402	-	1,745	(2,002)	744
Total current provisions	-	599	402	-	1,745	(2,002)	744
Non- Current
Provisions	1,263	1,854	864	732	(1,741)	-	2,972
Asset retirement obligations	348	547	48	(128)	(4)	(315)	496
Total non-current provisions	1,611	2,401	912	604	(1,745)	(315)	3,468

Total provisions	1,611	3,000	(ii) 1,314	604	-	(2,317)	4,212

(i)               Charged to finance costs, net, interest for provisions line item.

(ii)             Charged $1,254 to Other operating income and expenses and $60 to currency translation adjustments.

	Balances as of December 31, 2016	Additions		Decreases	Balances as of December 31, 2017
		Capital	Interest (iii)
Non- Current
Provisions	1,073	348	78	(236)	1,263
Asset retirement obligations	337	11	-	-	348
Total non-current provisions	1,410	359	78	(236)	1,611

Total provisions	1,410	(iv) 359	78	(v) (236)	1,611

(iii)           Charged to finance costs, net, interest for provisions line item.

(iv)           Charged to Other operating income and expenses.

(v)             Include 90 corresponding to RECPAM.

1.             Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

a)             Profit sharing bonds

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

TELECOM ARGENTINA S.A.

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

In December 2013, the Argentine Supreme Court ruled on a similar case to the above referred legal actions, “Domínguez c/ Telefónica de Argentina S.A”, overturning a lower court ruling that had barred the claim (as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92).

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

On February 27, 2014, the Civil and Commercial Appeals Court issued its decision in plenary session in the case “Parota, César c/ Estado Nacional”, as a result of a complaint filed against Telefónica, ruling: “that the amount of profit sharing bonds the corresponding to former employees of Telefónica de Argentina S.A. should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

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

As of December 31, 2018, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of issuance of these consolidated financial statements.

Federación Argentina de las Telecomunicaciones and others against Telecom Argentina S.A. in relation to worker shareholding participation

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

TELECOM ARGENTINA S.A.

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

On December 20, 2017, the Court of First Instance on Labor Matters No. 19 dismissed the claim on the grounds that the claimant lacks of active legitimization because it is an individual claim, not a collective one. The claimant filed an appeal, which is pending before Chamber 7 of the Court of Appeals.

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

b)             Former sales representative claims of Personal and Nextel

Former sales representatives of Personal and Nextel have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. The Company´s Management believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in lower amounts than those claimed. As of the date of issuance of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

The Company’s Management, based on the advice of its legal counsel, has recorded provisions that it estimates are sufficient to cover the risks associated with these claims, which are considered that would not have a negative impact on the Company’s results and financial position.

c)             Regulator’s Penalty Activities

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

Telecom Argentina has recorded provisions that it deems sufficient to cover the above mentioned sanctions and charges, estimating that they should not prosper in amounts individually higher than 200 thousand UT (9,380 argentine pesos) per each alleged violation against its clients in the normal course of business, in accordance with the legal and regulatory analysis performed as of December 31, 2018. If Telecom Argentina and its legal advisors’ arguments do not prevail, the Management of Telecom Argentina estimates that the amount of provisions for regulatory charges and sanctions might be increased in approximately $62 as of December 31, 2018.

TELECOM ARGENTINA S.A.

d)             Task Solutions against/ Telecom Personal S.A. S/ Ordinario and Task Solutions against/Telecom Argentina S.A. S/ Ordinario

Task Solutions S.A., a company whose main activity was the contact center, promoted a lawsuit against Telecom Argentina and Telecom Personal, claiming the amount of 408,721,835 Argentine pesos for damages and losses suffered during the contractual relationship between those companies, as well as the non-renewal of the relationship between them. Task Solutions S.A. maintains that its only contractual relationship was with the defendant companies and that the non-renewal of their relationship caused its cessation of payments. On August 27, 2018, the claims were answered, the facts and the compensation claimed were denied and the Company requested the unconstitutionality of the punitive damages claimed. The Company reproved the amounts already paid in relation to labor items. Likewise, a claim was made for the amounts that eventually will have to be paid for that same concept in the future. Such estimation may be modified in relation to the proof that is produced in the case.

As of December 31, 2018, the Company’s Management, with the assistance of its legal advisors, has established provisions that it considers sufficient to cover the risks arising from the judgments indicated, taking into account the arguments and jurisprudential background available at the date of issuance of these consolidated financial statements.

2.             Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 d) and in the last paragraph of section “Regulator’s Penalty Activities” previously mentioned, is a summary of the most significant claims and legal actions for which no provisions have been established, although it cannot be ensured the final outcome of these lawsuits:

a.             Radioelectric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal’s Management believes that it has strong legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18. On August 15, 2017, Personal received a note for the differences owed, and on August 31, 2017 presented the corresponding administrative note. However, it cannot be assured that such arguments will be accepted by the ENACOM.

The difference resulting since October 2016, from both sets of liquidation criteria is of approximately $717 plus interests as of December 31, 2018.

On February 27, 2018, Resolutions Nos. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increases the amounts to be paid in this regard.

As of the date of issuance of these consolidated financial statements Telecom has submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May 2018), and has paid (under protest) the respective amounts. It also started to comply with, as from September 2018, the filing and payment (under protest) of the corresponding affidavits.

b.             “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

TELECOM ARGENTINA S.A.

The plaintiff claim Personal to: i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay an interest equal to the lending rate charged by the Banco de la Nación Argentina; and v) pay punitive damages provided by Section 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorses Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

This claim is at a preliminary stage as of the date of issuance of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

In connection with this lawsuit, the Secretariat of Commerce canceled the registration of CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA, therefore, the Company is awaiting the resolution of the intervening court.

The plaintiffs are seeking damages for unspecified amounts. Although the Company believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

c.             Lawsuit against Personal on changes in services prices

In June 2012 the consumer trade union “Proconsumer” filed a lawsuit against Personal claiming that the company did not provide the clients with enough information regarding the new prices for the services provided by Personal between May 2008 and May 2011. It demands the reimbursement to certain customers – Abono Fijo - of an amount of a period of two months since the alleged inconsistencies of the plaintiff.

The Company’s Management considers that Personal had adequately informed its clients the modifications of the terms and conditions in which the service would be provided, and therefore, believes that this lawsuit should not succeed.

The Company answered the complaint and made a proposal that was rejected by the Supreme Court of Justice of the Nation, which ordered that the case continued in commercial courts. The cause was open to trial and the parties are producing the evidence offered.

The Company’s Management considers that there are strong arguments for the favorable resolution of this lawsuit, but, in the event it is resolved unfavorably, it would not have a significant impact on Telecom’s results and financial position.

d.             Proceedings related to value added services - Mobile contents

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

This claim is substantially similar to other claims made by a consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, this claim is at preliminary stage since the demand notifications of everyone involved have not yet been finalized.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Telecom believes to have strong arguments for its defense in these lawsuits. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

TELECOM ARGENTINA S.A.

e.             Claims of some Content Providers to the Company

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

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (Resolution No. 1,122), which set out that Mobile Operators providers of audiotext and mass calling Value Added Services may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order those providers. In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

On March 22, 2017, Personal’s Management, with the assistance of its legal advisors and due to its solid grounds, filed an administrative appeal against Resolution No. 1,122 before the former Ministry of Communications. In addition, Personal has brought legal actions to safeguard its rights.

On the other hand, it should be noted that the Company has renewed the commercial agreements with most of the providers of these contents, which are still in force.

On September 29, 2017, the ENACOM notified Personal with ENACOM Resolution No. 2,408/17, whereby it rejected the reconsideration appeals filed by Movistar and Claro against Resolution No. 1,122, and the suspension of the effects of said resolution requested by Personal, Movistar and Claro. In addition, in the same act, it rejected the reconsideration appeal filed by Personal against ENACOM Note No. 29/17 (in connection with the supplier MOVICLIPS). The appeal filed by Personal against Resolution No. 1,122 with the former Ministry of Communications is still pending resolution.

f.                “Asociación por la Defensa de Usuarios y Consumidores against/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for unspecified amounts, claiming the billing of calls to the automatic answering machine and the collection system called “send to end” in collective representation of an undetermined number of Personal customers. The claim is currently about to dictate sentence.

In 2015 the Company took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator. Currently it is pending judgment.

The Company’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

g.             Claims by Trade Unions for Union Contributions and Payments

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH and the Union of telephony workers and employees of Tucumán (Sindicato de Obreros y Empleados Telefónicos de Tucumán) filed 7 legal actions against Telecom Argentina claiming the union contributions and payments set forth in the respective Collective Bargaining Agreements (“CBA”) corresponding to the third party employees rendering services to Telecom Argentina, for the not prescribed term of 5 years, plus the damages caused by the lack of payment of such items. The items claimed are the Special Fund and the Solidarity Contribution.

The unions mentioned sustain that Telecom Argentina is jointly liable for the payment of the above-mentioned contributions and payments, based on the provisions of sections 29 and 30 of the Labor Contract Law and the nonperformance of the CBA as to its obligation to inform the Union on the hiring of third parties.

All claims were answered and procedural terms are suspended. In all cases, new hearings were appointed in the terms of art. 80 and the parties requested a new suspension of terms as a result of possible extrajudicial negotiations. The suits are for an undetermined amount.

Although the Company’s management considers that there are strong arguments for these actions to be decided on its favor, as there is no case law in the matter, no assurance can be given on the final outcome of these claims.

TELECOM ARGENTINA S.A.

h.             Claim for damages between Supercanal Holding S.A. and Cablevisión

Multicanal has filed several legal actions seeking the nullity of: i) all the ordinary shareholders’ meetings held by Supercanal Holding S.A. from the year 2000 until February 2018; and ii) the sureties granted by Supercanal S.A. securing bank loans granted exclusively for the benefit of the controlling group of Supercanal Holding S.A. (Grupo Uno S.A. and its affiliates). In addition, a legal action was filed seeking the dissolution and liquidation of Supercanal Holding S.A. together with a legal action seeking the removal of all the members of the Board of Directors and the Supervisory Committee and the dissolution of Supercanal Capital N.V. Supercanal Holding S.A. On March 29, 2000 Supercanal Holding S.A. filed for concurso preventivo (judicial restructuring proceedings) with National Court of First Instance on Commercial Matters No. 20, Clerk’s Office No. 40, and the proceedings began on March 27, 2001.

Upon the revocation of an injunction initially granted in favor of Multicanal S.A. in the case entitled “Multicanal S.A. c/Supercanal Holding S.A. s/sumario”, where it sought to nullify the January 25, 2000 Extraordinary Shareholders’ Meeting of Supercanal Holding S.A. where it was resolved to reduce the capital stock of Supercanal Holding S.A. to 12,000 Argentine pesos and a subsequent increase thereof to 83,012,000 Argentine pesos, Multicanal S.A. was notified on December 12, 2001 of the filing by Supercanal Holding S.A. of a claim for the damages allegedly caused to it by the issue of the injunction that was subsequently revoked. The alleged damage is that the suspension of the effects of the meeting of January 25, 2000 would have led Supercanal Holding S.A. to suspend payments. Multicanal S.A. answered to such claim by denying all liability on the grounds that Supercanal Holding S.A.’s inability to pay its obligations when due had begun before the date of the suspension of the shareholders meeting according to documentation provided by the plaintiff itself. Furthermore, the suspension of the meeting did not prevent the capitalization of Supercanal Holding S.A. through other alternative means. Based on the factual and legal findings of the case, Cablevisión, as Multicanal’s continuing company considers that the claim should be rejected in its entirety, and that the legal costs should be borne by the plaintiff. The case is in the discovery period. In addition, the court of First Instance has dismissed Supercanal Holding S.A.’s request that it be allowed to sue without paying court fees or costs and that decision has been confirmed by the National Court of Appeals.

On June 15, 2018, Telecom Argentina, Grupo Clarín, Supercanal and América TV executed a settlement agreement in order to terminate the claims existing among the parties. Those companies executed a framework agreement whereby, among other issues, América TV expressly waived its claim for the exhibition of its signals “América TV” and “A24” in Cablevisión’s (now Telecom Argentina’s) programming grid, waiving its right to bring any claims in that regard and recognizing that it has nothing to claim against Telecom Argentina for any other cause as of the date of the agreement. In addition, a share transfer agreement was executed whereby Telecom Argentina -in its capacity as successor of Cablevisión-absorbing company of Multicanal- assigned in favor of Supercablecanal S.A. the shares- and all the rights inherent to them- it holds and owns in Supercanal and Supercanal Holding S.A. as of the date of execution of the agreement. Pursuant to the settlement agreement, the parties have agreed that all costs of the proceedings shall be borne by Supercanal S.A.

i.                  Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding:

On November 29, 2018 the Company was notified of a lawsuit initiated by the Asociación por la Defensa de Usuarios y Consumidores, requesting that the defendant 1) cease to prevent customers to rescind Internet and cable TV services at the time of request; 2) reimburse to each user the amounts collected for the period of 5 years and until Cablevisión fulfills the request mentioned in 1); and 3) pay punitive damages for each of the affected customers.

On December 19, 2018, the Company filed a response. In its plea, it requested the extension of the period of the statutes of limitation (biennial term) and the declaration of the lack of standing to sue of the association. Likewise, the Company argued that the class to be represented had not been established and that it had not contravened the Antitrust Law and gave a detailed description of the termination procedure used by Cablevisión highlighting its compliance with Articles 10 ter and 10 quater of said law. It also challenged the application of the punitive damages claimed by the plaintiff and the Company also produced documentary evidence. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff.

The probability of occurrence of the lawsuit has been deemed as possible and the amount has still not been set yet.

TELECOM ARGENTINA S.A.

j.                 Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial) between March 8 and March 22, 2010, having cable television operators to adjust such amount semi-annually and inform the result of such adjustment to such Office.

Even though as of the date of issuance of these consolidated financial statements, the Company cannot assure the actual impact of the application of this formula, given the vagueness of the variables provided by Resolution No. 50/10 to calculate the monthly subscription prices, the Company believes that such Resolution is arbitrary and bluntly disregards its freedom to contract, which is part of the freedom of industry and trade, and therefore it has filed the pertinent administrative claims and will proceed to file the necessary legal actions requesting the suspension of the Resolution’s effects and ultimately the nullification thereof.

Even though the Company and/or some of its subsidiaries, like other companies in the industry, have strong constitutional arguments to support their position, it cannot be assured that the final outcome of this issue will be favorable. Therefore, the Company may be forced to modify the price of its pay television subscription, which could significantly affect the revenues of its core business. This creates a general scenario of uncertainty regarding the Company’s business that could significantly affect the recoverability of its relevant assets. Notwithstanding the foregoing, it should be noted that as of the date of issuance of these consolidated financial statements, according to the decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). Upon being notified to the SCI and the Ministry of Economy on September 12, 2011, such decision became fully effective and may not be disregarded by the SCI. The National Government filed an appeal against the decision issued by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which has also been dismissed.

On June 1, 2010, the SCI imposed a $5 fine on Cablevisión alleging that it had failed to comply with the information regime set forth by Resolution No. 50/10 and invoking the Consumer Defense Law to impose such penalty. The fine was appealed and submitted to the Federal Court of Appeals on Administrative Matters, Chamber No. 5, which decided to reduce the fine to $0.3. The Company appealed this decision by filing an extraordinary appeal with the Supreme Court of Argentina.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution 50/10. Resolution No. 36/11 sets forth the parameters to be applied to the services to be provided by Cablevisión to its subscribers. The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is grounded on Resolution 50/10, which the Company believes is absolutely null and void. Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended. Subsequently, the SCI issued Resolutions No. 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which it extended the effectiveness of Resolution No. 36/11 up to and including September 2014, and adjusted the cable television subscription price to 152 Argentine pesos. The Company believes, however, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, which ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/11, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 limit to apply Resolution No. 50/10, the Company continues to believe to be protected by the preliminary injunction, and therefore the normal operation thereof will not be affected.

On September 23, 2014, the Court issued a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Federal Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all the claims relating to this matter are pending before the Federal Court of Mar del Plata. The judge has not yet ordered discovery proceedings in respect of the main claim, “La Capital Cable v. National Government s/ Ordinary Proceeding”.

Decisions made on the basis of these consolidated financial statements shall consider the potential impact that the above-mentioned resolutions might have on the Company and its subsidiaries, and the Company’s consolidated financial statements should be read in light of such circumstances.

TELECOM ARGENTINA S.A.

The Company´s Management, with the assistance of its legal advisors, considers that it has strong arguments for its defense.

k.             Resolution No. 16,765 of the CNV

On March 16, 2012, CNV issued Resolution No. 16,765 whereby it ordered the conduction of a preliminary investigation (sumario) against Cablevisión, its directors and members of the Supervisory Committee for an alleged failure to comply with its reporting duties. The CNV considers that this deprived investors of the possibility to become fully aware of the decision issued by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” (which as of this date has been resolved) and that a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010 would not have been disclosed.

On April 4, 2012, the Company filed a response requesting that its defenses be sustained and that all charges against it be dismissed. The discovery stage has been closed and the legal brief has been submitted.

The Company and its legal advisors believe that the Company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of the preliminary investigation proceeding will be favorable.

l.                 Resolution No. 17,769 of the CNV

On August 28, 2015, Cablevisión was served notice of Resolution No. 17,769 dated August 13, 2015 whereby the CNV the conduction of a preliminary investigation (sumario) against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation relating to the registration of the authorities appointed in the General Meeting of Shareholders of Cablevisión held on April 30, 2000 and the update of the particulars of its registered office in the Autopista de Información Financiera.

On January 20, 2016, the preliminary hearing was held pursuant to Section 138 of Law No. 26,831 and Section 8, Subsection b.1. of Section II, Chapter II, Title III of the Regulations (amended text of 2013).

The Company and its advisors believe that same has strong arguments in its favor on this matter, but no assurance can be given that the outcome of the preliminary investigation proceeding will be favorable.

m.         Additional rate for the “Impuesto a la Renta Comercial, Industrial o de Servicios” (Tax on Commercial, Industrial or Services Revenues or “IRACIS”)

On April 5, 2017, a subsidiary of the Company received a notice from the Under-Secretary of Taxes of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional IRACIS rate on the retained earnings of the companies merged in 2014.

The Company´s subsidiary considers that it has strong arguments to support its position, but no assurance can be given on the final outcome of this claim.

3.             Remote Contingencies

Telecom faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 “Provisions”, not any provision has been constituted and/or disclosed additional information in these financial statements related to the resolution of these issues.

TELECOM ARGENTINA S.A.

4.             Contingency Asset

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

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to $269, of which $211 are included in PP&E for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by the AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

Finally, throughout the agreement, Telecom Argentina received no compensation from AFA for the services provided and the work performed. In September 2014, the AFA notified the Company of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by the Company through advertising exchange exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$12.5 million. The proposal considered that if the advertising compensation was not realized in one year, AFA would pay to Telecom the agreed amount. The Company analyzed the quality of the assets offered by the AFA in its offer of advertising exchange, and rejected the offer as insufficient.

New negotiations were conducted in 2015 to improve the mentioned offer (requiring a combination of cash payments and advertising) but a satisfactory agreement was not reached and negotiations were suspended for AFA internal affairs.

In October 2015, the Company formally demanded that AFA pay the amounts due ($179.2 plus interest from its implementation). The AFA rejected the claim but agreed to resume negotiations for a closing agreement which then was suspended by the AFA electoral process.

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

In February 2018, the Company initiated a new mandatory prejudicial mediation procedure which was finished without agreement. On December 19, 2018, a claim was brought against AFA for 353,477,495 Argentine pesos.

The Company’s Management with the assistance of its external advisor believes that they have strong legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $211) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

TELECOM ARGENTINA S.A.

NOTE 19 – COMMITMENTS

a)             Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $41,107 as of December 31, 2018 (of which $9,926 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

It should be noted that $3.6 billion correspond to contracts that qualify as leases under IFRS 16 (Note 3.x)).

b)            Commitments assumed from the acquisition of Spectrum by Personal

The Auction Terms and Conditions convened by SC Resolution No. 38/14 established high and demanding obligations of coverage and network deployment, which would require significant investments in PP&E that were estimated at the time of submission of Personal´s bid in approximately US$450 million over the next five years and whose failure could result in sanctions and adverse effects to Personal.

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

The terms will be counted as stipulated in this respect by Section 4 d) of Decree No. 1,340/16 (see Note 2.e).

NOTE 20 – EQUITY

Equity includes:

	As of December 31,
	2018	2017
Equity attributable to Controlling Company	225,686	54,182
Equity attributable to non-controlling interest	3,227	846
Total equity (*)	228,913	55,028

(*) Additional information is given in the consolidated statements of changes in equity.

(a)      Capital Stock

As of December 31, 2018, the total capital stock of Telecom Argentina amounted to $2,169, represented by the same number of common book-entry shares with nominal value of $1 peso, of which 2,153,688,011 are entitled to one vote per share, since 15,221,373 are treasury shares that were acquired by the Company.

All of the Class B Shares and Class C Shares and 340,994,852 Class A Shares of Telecom Argentina are authorized for public offering granted by the CNV. Class B Shares are listed and traded on the leading companies panel of the BYMA and the NYSE.

Each American Depositary Share (ADS) represents 5 Class B shares of the Company and is traded on the NYSE under the ticker symbol TEO.

As of December 31, 2017, the total capital stock of Telecom Argentina amounted to $984, represented by the same number of common book-entry shares with nominal value of $1 peso, of which 969,159,605 are entitled to one vote per share, since 15,221,373 are treasury shares that were acquired by the Company.

TELECOM ARGENTINA S.A.

Pursuant to the Pre-Merger Commitment and the Final Merger Agreement, mentioned in Note 4.a), Telecom Argentina issued, effective as of January 1, 2018, 342,861,748 Class A Shares and 841,666,658 Class D, all of them common book-entry shares, with nominal value of $1 peso and entitled to one vote per shares, which have been fully paid in. The Merger, the consequent increase in the capital stock and the modification of the company bylaws were registered with the Public Registry of Commerce under the IGJ on August 30, 2018. For more information, see Note 4.a) to the consolidated financial statements.

These consolidated financial statements were prepared taking into consideration the provisions of IFRS 3 (Business Combinations). As a consequence of the foregoing and as explained in the Basis of Presentation (Note 1.a), the shareholders’ equity as of December 31, 2017 and 2016 and its evolution in the statement of changes in equity for the years ended December 31, 2017 and 2016 presented as comparative information arise from the information reported by Cablevisión (acquirer for accounting purposes).

The capital stock of Cablevisión as of December 31, 2017 and 2016 amounted to $1,200 represented by 120,000 common book-entry shares with nominal value of 10,000 Argentine pesos and entitled to one vote per share, as decided at the General Extraordinary Shareholders’ Meeting held on June 30, 2016.

The breakdown of the capital stock of Cablevisión as of December 31, 2017 was as follows:

Shareholders	Number of Shares	Equity Interest
CVH (1) (3)	34,425	28.7
VLG (1)	61,581	51.3
Fintech Media LLC (2)	17,212	14.3
CVH (2)	6,782	5.7
Total	120,000	100.0

(1)                      Class A shares.

(2)                      Class B shares.

(3)                      CVH held a 50% equity interest in VLG.

The dissolution of Cablevisión, due to the Merger, was registered in the Public Registry of Commerce in charge of IGJ on August 30, 2018 under No. 16346, L° 91 T° of Stock Companies.

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

As required by the executive committee of PPP, the Annual Shareholders Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. That delegation does not include 4,593,274 Class “C” shares of the Fund of Guarantee and Repurchase, that were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico (“Garcias de Vicchi”)”, with respect to which the Annual Shareholders Meetings considered that there were legal impediments to approve that delegation of faculties for their conversion to Class “B”. As of December 31, 2011, the 41,339,464 Class “C” shares had been converted to Class “B” in eleven tranches.

With the injunction measure issued in the case Garcías de Vicchi having been revoked, the Board of Directors of the Company convened the Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” Shares, that were held on December 15, 2011, and approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. As of December 31, 2016, 4,382,408 Class “C” shares have already been converted into Class “B” shares in 11 tranches.

As of the date of issuance of these consolidated financial statements, 210,866 Class “C” shares are still pending to be converted into Class “B” shares.

(c) Capital Market Act - Law No. 26,831 and amendments

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Gazette. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition.

TELECOM ARGENTINA S.A.

Productive Financing Law

On May 11, 2018, Productive Financing Law No. 27,440 was published in the Official Gazette. This law established several amendments to the Capital Markets Law No. 26,831 regarding the extent of the powers of the CNV; the exercise of preemptive rights on shares offered through public offering in the case of capital increases; private placements; public tender offers; the jurisdiction of the federal commercial courts of appeals to review the resolutions issued or sanctions imposed by the CNV, among other amendments.

With regard to public tender offers, under the previous regime, the offeror was obliged to formulate a “fair” price to be fixed by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by Law No. 27,440 to the Capital Markets Law, the obligation is objective and consists in offering the higher of two existing prices: the price that the offeror would have paid or agreed during the 12 months immediately preceding the first day of the public tender offer period, and the average price of the securities subject to the offer during the semester immediately preceding the date of the announcement of the transaction under which the change of control is agreed upon.

On December 28, 2018, CNV General Resolution No. 779/2018 was published in the Official Gazette, pursuant to which the regulatory framework applicable to the Public Tender Offers is regulated.

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

Pursuant to Section 67 of Law No. 26,831, the Company should sell its treasury shares within three years of the date of acquisition, although the Company´s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which as of December 31, 2018 amounts to $461 (in current currency on the transaction date).

The Company’s Shareholders’ Meeting held on April 29, 2016 approved a three-year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

As of December 31, 2018 the Company owns 15,221,373 treasury shares, representing 0.70% of its total capital. The acquisition cost of these shares in the market amounted to $461 (in current currency on the transaction date).

TELECOM ARGENTINA S.A.

(e) Law No. 27,260 of “Historical Repair to Retired and Pensioned”

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 on “Declaration of public interest of the protection of the social participations of the National State that make up the investment portfolio of the “Sustainability Guarantee Fund of the Argentine Pension Integrated System” in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1. Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

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

NOTE 21 – FINANCIAL INSTRUMENTS

a)            Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2018 and 2017, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2018	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	6,831	60	-	6,891
Investments	5,269	729	-	5,998
Trade receivables	17,476	-	-	17,476
Other receivables (2)	1,302	657	138	2,097
Total	30,878	1,446	138	32,462
Liabilities
Trade payables	23,424	-	-	23,424
Financial debt	79,312	-	-	79,312
Salaries and social security payables	6,294	-	-	6,294
Other liabilities and dividends payables (2)	348	-	-	348
Total	109,378	-	-	109,378

(1) Includes 1,878 as of December 31, 2018, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

		Fair value
As of December 31, 2017	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	5,153	1,364	-	6,517
Investments	3	159	-	162
Trade receivables	2,588	-	-	2,588
Other receivables (2)	428	-	-	428
Total	8,172	1,523	-	9,695

Liabilities
Trade payables	5,737	-	-	5,737
Financial debt	16,009	-	-	16,009
Salaries and social security payables	2,585	-	-	2,585
Other liabilities (2)	6,026	-	-	6,026
Total	30,357	-	-	30,357

(1) Includes 5,120 as of December 31, 2017, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

TELECOM ARGENTINA S.A.

Gains and losses by category – Year 2018

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	7,544	1,863
Financial liabilities at amortized cost	(41,540)	(6,307)
Financial assets at fair value through profit or loss	2,237	1,019
Financial liabilities at fair value through profit or loss	(229)	-
Total	(31,988)	(3,425)

Gains and losses by category – Year 2017

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	(285)	201
Financial liabilities at amortized cost	(1,229)	(2,185)
Financial assets at fair value through profit or loss	265	-
Total	(1,249)	(1,984)

b)        Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 7:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of September 30, 2018 and 2017, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These investments are included in Cash and cash equivalents and Investments. Telecom and its subsidiaries have other short-term investments amounting to $62 and $1,463 as of December 31, 2018 and 2017, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore, its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2018 and 2017 Telecom and its subsidiaries have Government bonds in an amount of $727 and $50, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Other investments: These investments are included in Cash and Cash equivalents. The Company has other investments at fair value in an amount of $10 as of December 31, 2017. Fair Value was determined using information from active markets, valuing each investment to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of Telecom’s and its subsidiaries NDF contracts, disclosed in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During the years ended December 31, 2018 and 2017, there were no transfers between Levels of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, investments at amortized cost, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

TELECOM ARGENTINA S.A.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2018 and 2017 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits and Other investments at amortized cost (included in Cash and cash equivalents)

Telecom and its subsidiaries consider as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months. The carrying amount reported in the statement of financial position approximates fair value.

Current and non-current Investments valued at amortized cost

As of December 31, 2018, fair value of investments valued at amortized cost amounts to $4,310 and its carrying value amounts to $5,183. As of December 31, 2017 fair value of those investments approximates fair value.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted.

Financial Debt

As of December 31, 2018, loans’ fair value amounts to $78,787 and its carrying value amounts to $79,312. As of December 31, 2017 loans’ fair value amounts to $11,459 ($16,918 restated for comparative purposes), and its carrying value amounts to $10,844 ($16,010 restated for comparative purposes).

Salaries and social security payables

The carrying amount of Salaries and social security payables, reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net (except for NDF) and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

c)         Hedge accounting

Telecom and its subsidiaries believe that a hedging relationship qualifies for hedge accounting if all of the following conditions established by the IFRS 9 are met:

a)  The hedging relationship consists only of eligible hedging instruments and hedged items;

b)  At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Company and its subsidiaries for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio); and

c)  The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;
(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as the one provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually uses to cover that amount of the hedged item.

TELECOM ARGENTINA S.A.

During years 2017 and 2018

•                  LIBOR Hedges

During year ended December 31, 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million. The agreements effective from March 15, 2017 hedge an amount if US$300 million, while those effective from September 15, 2017 hedge the outstanding US$100 million. Such NDF allow fixing the variable rate all along the loan term in a range between 2.087% and 2.4525% nominal annual rate (resulting in a weight average of 2.2258%).

As of December 31, 2018, Telecom recognized a receivable of $137, which is included in other receivables ($98 current and $39 non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of $3 related to those contracts that are included in Debt financial expenses – Interests on debts in Financial results.

During year ended December 31, 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the International Finance Corporation loan amounting to US$100 million. The agreements hedge an amount of US$40 million and were agreed in two tranches of US$20 million each one, both of them starting on March 15, 2018 and fixing the variable rate all along the term of the loan to 2.1325% and 2.085% nominal annual rate, respectively.

As of December 31, 2018, Telecom recognized a receivable of $18, which is included in other receivables ($12 current and $6 non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of $4 related to those contracts, that are included in Debt financial expenses – Interests on debts in Financial results.

•                  Exchange rate Hedges

During year ended December 31, 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from the International Finance Corporation loan amounting to US$53.5 million fixing the average exchange rate in 18.30 Argentine pesos/US$, expiring between February and April 2018. During first half of 2018, some NDF agreements expire, recognizing a gain of $77 including in Other Financial results, net – Other Foreign currency exchange gains (losses).

During year ended December 31, 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio (International Finance Corporation, Syndicated, Deustche Bank and Notes Series IV) amounting to US$306 million fixing the average exchange rate in 36.58 Argentine pesos/US$, expiring between June 2018 and May 2019. During 2018, Telecom recognized gains related to these agreements of $1,039 that are included in Foreign currency exchange gains in Financial Results, net. As of December 31, 2018, Telecom maintains NDF agreements for a total of US$166 million for those that has recognized a receivable of $640, which is included in Other receivables current and a liability of $100 which is included in Financial Debt current.

On the other hand, during 2017, Telecom Argentina entered into agreements (NDF) to hedge exchange rate fluctuations of certain commercial obligations for an amount of US$6.3 million, with an average exchange rate of 18.94 Argentine pesos/US$, maturing in March and August 2018. For such agreements, Telecom has recognized gains of $22 that are included in Other Financial results, net – Other Foreign currency exchange gains (losses).

In 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate of certain commercial obligations for an amount of US$118 million fixing the average exchange rate in 39.33 Argentine pesos/US$ expiring between August and October 2018. For these NDF agreements has recognized losses of $152 that are included in Other Financial results, net – Other Foreign currency exchange gains (losses).

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of December 31, 2018 of Telecom and its subsidiaries is as follows:

	As of December 31, 2018
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	18,729	2,128	(24,665)	(379)
Offsetting	(1,251)	(31)	1,251	31
Current and noncurrent assets (liabilities) – Booked value	17,478	2,097	(23,414)	(348)

(1)        Includes financial assets and financial liabilities according to IFRS 7.

As of December 31, 2017, Offsetting of financial assets and financial liabilities did not exist.

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, CPP and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom applies regularly). Offsetting is also applied to transactions with agents.

NOTE 22 – REVENUES

Revenues include:

	Years ended December 31,
	2018	2017	2016
Mobile Services	57,776	4,274	7,736
Internet Services	37,742	19,354	13,789
Cable Television Services	36,067	39,914	36,929
Fixed and Data Services	23,149	1,897	996
Other services revenues	478	835	712
Subtotal Services revenues	155,212	66,274	60,162
Equipment revenues	12,834	375	243
Total Revenues	168,046	66,649	60,405

NOTE 23 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $146,789, $52,340 and $48,089 for the years ended December 31, 2018, 2017 and 2016, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2018	2017	2016
Employee benefit expenses and severance payments		Profit (loss)
Salaries, Social security expenses and benefits	(27,026)	(10,817)	(10,007)
Severance indemnities and termination benefits	(2,273)	(362)	(186)
Other employee expenses	(749)	(486)	(410)
	(30,048)	(11,665)	(10,603)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(8,533)	(4,300)	(5,271)
Fees for services	(7,629)	(2,930)	(2,619)
Directors and Supervisory Committee’s fees	(99)	(24)	(22)
	(16,261)	(7,254)	(7,912)
Taxes and fees with the Regulatory Authority
Turnover tax	(7,361)	(2,157)	(1,218)
Municipal taxes	(1,811)	(1,026)	(838)
Other taxes and fees	(4,437)	(1,676)	(2,285)
	(13,609)	(4,859)	(4,341)

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2018	2017	2016
Cost of equipment and handsets		Profit (loss)
Inventory balance at the beginning of the year	(189)	(515)	(9)
Plus:
Incorporation by merger (Note 4.a)	(2,739)	(232)	(47)
Purchases	(9,608)	(285)	(1,341)
Other	(20)	350	-
Less:
Inventory balance at the end of the year	2,889	189	515
	(9,667)	(493)	(882)
Other operating income and expenses
Provisions	(1,254)	(359)	(348)
Rentals and internet capacity	(3,321)	(1,121)	(862)
Other	(5,100)	(1,766)	(1,915)
	(9,675)	(3,246)	(3,125)
Depreciation, amortization and impairment of PP&E and Intangible assets
Depreciation of PP&E	(27,643)	(9,698)	(7,719)
Amortization of intangible assets	(5,378)	(106)	(164)
Impairment of PP&E	(467)	-	-
Impairment of Intangible assets	(1,623)	-	-
	(35,111)	(9,804)	(7,883)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Commercialization costs	Administration costs	Total 12.31.2018	Total 12.31.2017	Total 12.31.2016
Employee benefit expenses and severance payments	(16,724)	(4,241)	(9,083)	(30,048)	(11,665)	(10,603)
Interconnection costs and other telecommunication charges	(5,478)	(11)	(36)	(5,525)	(1,311)	(1,360)
Fees for services, maintenance, materials and supplies	(8,548)	(2,796)	(4,917)	(16,261)	(7,254)	(7,912)
Taxes and fees with the Regulatory Authority	(13,420)	(23)	(166)	(13,609)	(4,859)	(4,341)
Commissions and advertising	(229)	(1,451)	(9,530)	(11,210)	(3,691)	(3,464)
Cost of equipment and handsets	(9,667)	-	-	(9,667)	(493)	(882)
Programming and content costs	(12,149)	-	(7)	(12,156)	(9,116)	(7,778)
Bad debt expenses	(2)	-	(3,525)	(3,527)	(901)	(741)
Other operating income and expenses	(6,668)	(1,141)	(1,866)	(9,675)	(3,246)	(3,125)
Depreciation, amortization and impairment of PP&E and Intangible assets	(27,306)	(2,545)	(5,260)	(35,111)	(9,804)	(7,883)
Total as of 12.31.2018	(100,191)	(12,208)	(34,390)	(146,789)	-	-
Total as of 12.31.2017	(34,316)	(7,953)	(10,071)	-	(52,340)	-
Total as of 12.31.2016	(31,584)	(8,089)	(8,416)	-	-	(48,089)

Operating leases

Future minimum lease payments from of non-cancellable operating lease agreements of Telecom and its subsidiaries as of December 31, 2018, 2017 and 2016 in current currency on the transaction date are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2016	430	455	26	911
2017	467	391	25	883
2018	1,754	2,286	479	4,519

Further information is provided in Note 3.k) to these consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 24 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2018	2017	2016
		Profit (loss)
Interests on debts (*)	(4,542)	(1,138)	(1,736)
Foreign currency exchange losses on debts (**)	(29,620)	780	1,086
Other financial expenses on debts	190	141	55
Total Debt financial expenses	(33,972)	(217)	(595)
Interests and gains on investments	1,898	353	409
Taxes and bank expenses	(1,646)	(745)	(733)
Other Foreign currency exchange gains (losses) (***)	1,402	(476)	(665)
Financial discounts on assets, debts and other	7	16	55
Gains (losses) on operations with notes and bonds	780	(43)	(11)
Interests on provisions	(604)	(78)	(77)
Financial expenses on pension benefits	(72)	-	-
RECPAM	13,403	1,907	5,547
Other	9	(4)	94
Total other financial results, net	15,177	930	4,619
Total financial results, net	(18,795)	713	4,024

(*)    Includes 7 corresponding to net income generated by NDF in the year ended December 31, 2018.

(**)   Includes 1,116 corresponding to net income generated by NDF in the year ended December 31, 2018.

(***) Includes (130) corresponding to net losses generated by NDF in the year ended December 31, 2018.

NOTE 25 – EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net income (loss) attributable to owners of the Parent by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing the net income (loss) for the year by the weighted average number of common shares issued and dilutive potential common shares at the closing of the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the year ended December 31, 2018 the weighted average number of shares outstanding amounted to 2,153,688,011 due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 20.d) to these consolidated financial statements.

For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years (see Note 1.c)) by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).

NOTE 26 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom and its subsidiaries are exposed to the following financial risks in the ordinary course of its business operations:

•   market risk: stemming from change in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•   credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the operations of Telecom;

•   liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•   the definition of guidelines for directing operations;

•   the activity of the Board of Directors and Management which monitors the level of exposure to mentioned risks consistently with prefixed general objectives;

•   the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•   the monitoring of the results achieved.

TELECOM ARGENTINA S.A.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom are described below.

Market risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina, Uruguay and Paraguay.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom’s exposure to exchange variation risks is related mainly to its operating activities.

Telecom has great part of its commercial debt nominated in US$ and euro. Additionally, holds part of its financial debt is denominated in US$ at variable rate.

The financial risk management policies of Telecom are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates (See Note 21).

Additionally, Telecom and its subsidiaries have cash and cash equivalents and investments mostly denominated in foreign currency that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency.

Financial assets and liabilities denominated in foreign currencies as of December 31, 2018 and 2017, are the following:

	2018	2017
	In equivalent millions of Argentine pesos
Assets	17,111	3,058
Liabilities	(90,217)	(11,131)
Assets (Liabilities) Net	(73,106)	(8,073)

In order to reduce this net position in foreign currency Telecom has NDF as of December 31, 2018 amounting to US$166 million, therefore the net liability not hedged amounts to US$1,773 million as that date.

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2018, which is a net liability position in foreign currency of $73,106 equivalent to US$1,939 million, Management estimates that every variation in the exchange rate of $1 peso against the U.S. dollar and proportional variations for Euro and Guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $1,939 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments, the net liability position totaled $66,848 equivalent to approximately US$1,773 million, and a variation of the exchange rate of 1 peso as described in the previous paragraph, would generate a variation of approximately $1,773 in the consolidated financial position in foreign currency.

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

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes and foreign bank loans denominated in U.S. dollar and guaraníes that bear interest at a variable and fixed rate (Note 13).

The Company has financial debts at variable rate, which amounts approximately to $52,767 as of December 31, 2018.

In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to US$440 million as of December 31, 2018, that convert variable rate into fixed rate, therefore the net financial debt not hedged amounts to $36,179 as of December 31, 2018.Management believes that any variation of 10 bps in the agreed interest rates would become in the following results of $36.

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

Credit risk

Credit risk represents Telecom’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

Date due	Cash and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	-	-	7,287	-	7,287
Total not due	6,891	5,998	10,189	2,988	26,066
Total as of December 31, 2018	6,891	5,998	17,476	2,988	33,353

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $7,278 as of December 31, 2018 ($1,521 as of December 31, 2017).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that Telecom evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for short-term periods.

Telecom serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, Telecom also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

Liquidity risk represents the risk that Telecom and its subsidiaries have no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

Telecom and its subsidiaries’ working capital breakdown and their main variations are disclosed below:

	2018	2017	Variation
Trade receivables	17,415	2,588	14,827
Other receivables (not considering financial NDF)	4,323	1,223	3,100
Inventories	2,737	136	2,601
Current liabilities (not considering financial debt)	(33,401)	(17,238)	(16,163)
Operative working capital	(8,926)	(13,291)	4,365
Over revenues	5.3%	19.9%

Cash and cash equivalents	6,891	6,517	374
Financial NDF	750	-	750
Investments	1,371	162	1,209
Current financial debt	(20,044)	(1,383)	(18,661)
Net Current financial (liabilitiy) asset	(11,032)	5,296	(16,328)

Negative operating working capital (current assets – current liabilities)	(19,958)	(7,995)	(11,963)
Liquidity rate	0.63	0.57	0.06

TELECOM ARGENTINA S.A.

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $8,296 as of December 31, 2018 (decreasing $4,365 vs. December 31, 2017) mainly due to the dividend payments of Cablevision on January, 2018, declared in December, 2017.

During years ended December 31, 2017 and 2018, Telecom continued obtaining funds to the financial market (See Note 13), used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. Telecom has an excellent credit rating. The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

The Company’s management evaluates the national and international macroeconomic context to take advantage of market opportunities that allows it preserving its financial health for the benefit of its investors.

Telecom manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. Cash and cash equivalents position is invested in highly liquid short-term instruments.

Telecom maintains a liquidity policy that includes cash through its normal course of business. Telecom and its subsidiaries have consolidated cash and cash equivalents amounting to $6,891 (equivalent to US$183 million) as of December 31, 2018 (as of December 31, 2017 amounted to US$236 million). Telecom has bank credits and a program of Notes that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years (see Note 13).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Financial Debt	Salaries and social security payables	Other liabilities	Total
Due	2,149	-	-	-	2,149
January 2019 thru December 2019	20,709	21,917	5,953	341	48,920
January 2020 thru December 2020	278	17,336	182	7	17,803
January 2021 thru December 2021	170	34,289	116	-	34,575
January 2022 and thereafter	253	18,743	92	-	19,088
	23,559	92,285	6,343	348	122,535

Capital management

The primary objective of Telecom’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Telecom manages its capital structure and makes adjustments considering the business evolution and changes in the macroeconomic conditions. In relation to the merger, there has been an increase in capital in relation to the size of the merger Company, amounting to $2,169.

To maintain or adjust the capital structure, the company may adjust the dividend payment to shareholders and the level of indebtedness.

The company does not have to comply with regulatory capital adequacy requirements.

NOTE 27 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of December 31, 2018, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 38.81% of the total capital stock of the Company, upon the effectiveness of the Merger described under Note 4.a on January 1, 2018 and the effectiveness of the shareholder agreement signed on July 7, 2017 mentioned in this note. The change of control was authorized under ENACOM Resolution No. 5,644-E/2017.

Until November 30, 2017 Nortel was the holder of the 54.74% of the total capital stock of the Company, whereby it exercised control of the Company under the provisions of Section 33 of LGS. As of that date, Nortel held all of the Class “A” shares (51% of total capital stock of the Company) and 7.64% of the Class “B” shares (3.74% of total capital stock of the Company).

TELECOM ARGENTINA S.A.

As a result of the Company’s Treasury Shares Acquisition Process described in Note 20.d), Nortel’s equity interest in Telecom Argentina amounted to 55.60% of the Company’s outstanding shares as of November 30, 2017. It is important to mention that Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belonged to Sofora until November 30, 2017 and represented 78.38% of the capital stock of Nortel.

Sofora’s capital stock consisted of common stock shares, with nominal value of $1 peso each and entitled to one vote per share. As of November 30, 2017, Sofora’s total shares were held by Fintech, as a result of the total redemption of Sofora’s shares held by WAI during the fiscal year 2017 (see Note 4 f.1.). As of December 31, 2018, Fintech owns all Class “A” shares (31.53% of the total capital stock of the Company) and ADRs that represent rights over 186,999,612 Class “B” shares representing 8.62% of the total capital stock of the Company.

Shareholders’ Agreement: Fintech - CVH

On July 7, 2017 CVH, VLG, Fintech Media LLC (merged to date with Fintech Telecom LLC), Fintech Advisory Inc., GC Dominio S.A. (all of them direct or indirect shareholders of Cablevisión S.A.) and Fintech Telecom LLC (direct or indirect shareholder of Telecom Argentina) entered into a shareholders agreement that governs the exercise of their rights as shareholders of the Company. The Shareholders´ Agreement establishes basically:

•     the representation in the corporate bodies, provided that subject to the fulfillment of certain conditions and as long as CVH holds a certain percentage of Telecom Shares, CVH shall be entitled to designate the majority of the directors, members of the Executive Committee, Audit Committee, Supervisory Committee, CEO and any other Key Employee (other than the CFO and the Internal Auditor). CVH shall also be entitled to nominate the Chairman of the Board of Directors and Fintech to nominate de Vice chairman of the Board of Directors.

•     a scheme of supermajorities and required votes for the approval by the Shareholders´ Meetings or Board of Directors´ Meetings, respectively, of certain matters such as: i) the approval of the Business Plan and the Annual Budget of Telecom Argentina; ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees as defined in the Shareholders´ Agreement (Key employees will be proposed by CVH, except for the CFO and the internal auditor); vi) merger of Telecom or any other controlled entity, vii) acquisitions of certain assets, viii) sale of certain assets, ix) capital increases; x) incurrence of indebtedness over certain limits, xi) capital investments not contemplated in the Business Plan and the Annual Budget above certain amounts; xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends; xiv) new lines of business or discontinuing existing lines of business; xv) contracting for significant amounts not contemplated in the Business Plan and the Annual Budget, among others.

Public Tender Offer due to change of control

On June 21, 2018, the Company was informed that CVH (or the “Offeror”) of the promotion and formulation of a Mandatory Public Tender Offer (“PTO”) due to change of control for all the Class “B” common shares issued by Telecom Argentina listed on Bolsas y Mercados Argentinos S.A. (“BYMA”) (including the Class “C” common shares issued by Telecom Argentina that were converted into Class “B” common shares within the stipulated term) which CVH was obliged to perform because CVH had effectively obtained a controlling interest in the Company. CVH attached a copy of the public announcement of the PTO, pursuant to applicable regulations, which was published in Diario Clarín on June 23, 24 and 25 and in BYMA’s Daily Bulletin on June 21, 2018 (the “PTO Announcement”).

In said PTO Announcement, CVH informed that, notwithstanding the fact that Fintech Telecom LLC is not obliged under the applicable standards to promote, formulate or launch a PTO and that it has not taken part in the determination or formulation of any of the terms and conditions of the PTO, as provided under the agreement executed between the shareholders of Telecom Argentina, Fintech Telecom LLC has undertaken with regard to CVH to pay and acquire 50% of the shares that will be acquired under the PTO (notwithstanding CVH’s right to acquire by itself the first 43,073,760 Class “B” shares).

TELECOM ARGENTINA S.A.

The price offered in the PTO Announcement for the Class “B” common shares issued by Telecom Argentina that are listed on BYMA (including the Class “C” common shares issued by Telecom Argentina that were converted into Class “B” common shares within the stipulated term) and that are not directly or indirectly held by CVH or Fintech Telecom LLC (the “Shares”, or in singular, the “Share”) tendered by their holders for its acquisition during the Offer Reception Period is 110.85 Argentine Pesos per Share (less any cash dividend per share as may be payable by Telecom Argentina from the date of the PTO Announcement to the date of actual payment of the PTO price and other expenses such as fees for transfer, rights, fees, commissions, taxes, rates or contributions) (the “PTO Price”), which will be paid in pesos in Argentina.

On July 5, 2018, the Board of Directors of Telecom Argentina, in compliance with the provisions of article 3 c), Chapter II, Title III of the Rules of the CNV, expressed the opinion that the Price of the OPA has been fixed in the mandatory terms foreseen in the current legal regime in accordance with Article 88, section I of the Capital Markets Law and issued the Board Report set forth in said Rules.

On September 21, 2018, the Company received a communication from CVH informing the issuance of the resolution dated September 20, 2018, in the case of “Cablevisión Holding S.A. against/National Securities Commission s/Precautionary Measures” Expte. 7998/2018 in process in the Federal Civil and Commercial Court No. 3, pursuant to which, as an interim precautionary measure, the CNV must refrain from issuing and ruling on the authorization of the PTO promoted and formulated by CVH on the June 21, 2018, until the precautionary measure requested is resolved once the provisions of art. 4 of the Law No. 26,854.

On November 28, 2018, CVH notified the Company of the decision issued on November 27, 2018 in re “Cablevisión Holding S.A. v. Comisión Nacional de Valores on Injunctions” File 7,998/2018, pending before Federal Civil and Commercial Court No. 3, whereby the Court deemed accepted (as a requirement of admissibility) the bond required under the decision rendered on November 1, 2018, which had granted the request filed by CVH. It ordered, as a preliminary injunction, the CNV to refrain for six months from issuing any decision on the authorization of the PTO submitted and formulated by CVH on June 21, 2018.

As of the date of issuance of these consolidated financial statements, resolution dated November 1, 2018 which conferring the precautionary measure is still not enforceable.

b)            Related Parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech Telecom LLC and CVH, except companies under sect. 33 of the LGS.

For the years presented, Telecom and Cablevision has not conducted any transactions with Key Managers and/or persons related to them, except the mentioned in e) below.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Controlling companies

CURRENT LIABILITIES	Type of related party	As of December 31,
Dividends payables		2018	2017
CVH	Controlling company	-	2,067
VLG	Shareholder	-	3,090
Fintech Media LLC	Shareholder	-	864
		-	6,021

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	Type of related party	As of December 31,
Other receivables (1)		2018	2017
La Capital Cable S.A.	Associate	78	34
Teledifusora San Miguel Arcángel S.A.	Associate	19	40
Ver T.V. S.A.	Associate	47	100
		144	174
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.(2)	Associate	3	-
		3	-
Financial Debt
La Capital Cable S.A.	Associate	-	6
		-	6

TELECOM ARGENTINA S.A.

•                  Related parties

CURRENT ASSETS	Type of related party	As of December 31,
Trade receivables		2018	2017
Other Related parties	Related party	92	59
		92	59
CURRENT LIABILITIES
Trade payables
Other Related parties	Related party	565	438
		565	438

(1)                  Include 65 and 134 as of December 31, 2018 and as of December 31, 2017, respectively corresponding to dividends receivable.

(2)                  Associate Company throughout PEM.

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Controlling companies

	Transaction	Type of related party	Years ended December 31,
			2018	2017	2016
				Profit (loss)
				Revenues
Grupo Clarín S.A. (1)	Other services revenues	Controlling company	-	-	3
			-	-	3
			Operating costs
Grupo Clarín S.A. (1)	Advisory services	Controlling company	-	-	(95)
CVH	Advisory services	Controlling company	-	(99)	-
			-	(99)	(95)
			Finance results

Grupo Clarín S.A. (1)	Interests on loans granted	Controlling company	-	-	713
CVH	Interests on loans granted	Controlling company	-	20	-
			-	20	713

(1)                  It ceased to be Cablevisión´s controlling company as of May 1, 2017. Note 4.e).

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Type of related party	Years ended December 31,
			2018	2017	2016
				Profit (loss)
				Revenues
La Capital Cable S.A.	Services revenues	Associate	11	12	12
La Capital Cable S.A.	Other revenues	Associate	37	29	41
			48	41	53
			Operating costs
La Capital Cable S.A.	Fees for services	Associate	(24)	(19)	(12)
			(24)	(19)	(12)
			Finance results
La Capital Cable S.A.	Interests on debt	Associate	-	(1)	(2)
			-	(1)	(2)

•                  Related Parties (2)

	Transaction	Type of related party	Years ended December 31,
			2018	2017	2016
				Profit (loss)
				Revenues
Other Related parties	Advertising sales	Related Party	36	50	3
Other Related parties	Services revenues	Related Party	88	59	39
			124	109	42
			Operating costs
Other Related parties	Programming costs	Related Party	(1,611)	(1,614)	(1,480)
Other Related parties	Editing and distribution of magazines	Related Party	(558)	(363)	(407)
Other Related parties	Advisory services	Related Party	(235)	(356)	(236)
Other Related parties	Advertising purchases	Related Party	(400)	(166)	(131)
Other Related parties	Other purchases	Related Party	(109)	(23)	(37)
			(2,913)	(2,522)	(2,291)

(2)              Includes mainly operations with the following related parties through the Grupo Clarín S.A.: Arte Radiotelevisivo Argentino S.A., Arte Gráfico Editorial Argentino S.A., Unir S.A., Impripost S.A., Tele Red Imagen S.A., GC Gestión Compartida S.A. y Compañía De Medios Digitales S.A.

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Law No. 26,831.

Cablevisión agreements with its shareholders

On June 28, 2008, Cablevisión and Grupo Clarín executed a supplementary agreement to the technical assistance agreement, effective as of September 26, 2006, whereby they amended the volume of the services rendered by Grupo Clarín and the mechanism used to determine that company’s annual fee.

TELECOM ARGENTINA S.A.

On January 6, 2017 and January 5, 2016 respectively, the agreements were amended, setting Grupo Clarín’s annual fees. On April 30, 2017 the contract was terminated as a consequence of the change of controlling company (See Note 4.e).

On May 1, 2017 Cablevisión and Cablevisión Holding S.A., entered into a contract for advisory services and technical assistance under which the parties set the volume of services to be received from Cablevisión Holding S.A. and the way in which the annual fee shall be determined.

On the occasion of the merger described in Note 4.a), the contracts for advisory services and technical assistance subscribed between Cablevisión and CVH have been left without effects.

e)        Key Managers

Compensation for Directors and Key Managers of Telecom Argentina for the year ended December 31, 2018, and for Directors and Key Managers of Cablevisión for the years ended December 31, 2017 and 2016, including social security contribution, amounted to $324, $77 and $65, respectively (both in current currency on the transaction date), and was recorded as expenses under the line item Employee benefits expenses and severance payments.

As of December 31, 2018, an amount of $157 remained unpaid.

Telecom Argentina has recorded a provision of $83 for the fees of its Board of Directors’ members for the year ended December 31, 2018 (in current currency on the transaction date). The fees to the Board of Directors of Cablevisión for years ended December 31, 2017 and 2016 amounted to approximately $13 and $10, respectively (in current currency on the transaction date).

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NOTE 28 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

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

Alejandro Urricelqui
Chairman of the Board of Directors