Form 20-F
period 2019-12-31
TELECOM ARGENTINA SA
filed 2020-03-18
CIK 932470

As filed with the Securities and Exchange Commission on March 18, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . .. . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 1-13464

TELECOM ARGENTINA S.A.
(Exact name of Registrant as Specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Alicia Moreau de Justo 50 (C1107AAB) - Buenos Aires Argentina
(Address of Principal Executive Offices)

Gabriel Blasi (Tel: 54-11- 4968-4019, E-mail: GBlasi@teco.com.ar, Alicia Moreau de Justo 50, 10th Floor, (C1107AAB), Buenos Aires, Argentina)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American Depositary Shares, representing Class B Ordinary Shares	TEO	New York Stock Exchange
Class B Ordinary Shares, nominal value P$1.00 per share	TECO2	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Ordinary Shares, nominal value P$1.00 each	683,856,600
Class B Ordinary Shares, nominal value P$1.00 each	628,051,575
Class C Ordinary Shares, nominal value P$1.00 each	113,178
Class D Ordinary Shares, nominal value P$1.00 each	841,666,658

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

☐ Yes   ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2019. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, Internet services and cable television services.

The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. The term “Cablevisión” refers to Cablevisión S.A., together with its consolidated subsidiaries. The term “Merger” refers to the merger between Telecom and Cablevisión, effective as of January 1, 2018, through which Cablevisión was merged with and into Telecom Argentina, with Telecom Argentina being the surviving entity. Telecom Argentina’s most significant subsidiaries as of December 31, 2019 were Núcleo S.A.E (provision of mobile telecommunication services in Paraguay), PEM S.A.U. (investments), Adesol S.A. (holding company in Uruguay), AVC Continente Audiovisual S.A. (broadcasting services) and Telecom Argentina USA Inc. (telecommunication services in the United States). In 2019, Telecom absorbed Última Milla S.A., CV Berazategui S.A. and the split off assets from PEM S.A.U., which were subsidiaries of Telecom. For more information on Telecom’s subsidiaries, see Note 1.a) to our Consolidated Financial Statements (as defined below).

Our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-88 of this Annual Report.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 9, 2020 and have been audited by an independent registered public accounting firm.

Due to the high level of inflation prevailing in Argentina during the period 2016-2018, management analyzed the parameters established by IAS 29 “Financial reporting in hyperinflationary economies” - paragraph 3, which describe the conditions to consider an economy as hyperinflationary, and concluded that, with respect to Argentina, such conditions have been met for accounting periods ending after July 1, 2018. Such conditions remained during 2019. Therefore, we have restated our Consolidated Financial Statements and the financial information for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2019 (“current currency”). See “—Risk Factors—Risk Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.e) to our Consolidated Financial Statements.

Telecom Argentina and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency, except for Núcleo and other subsidiaries in Paraguay, which have Guaraníes as their functional currency, Telecom Argentina USA, which uses U.S. dollars as its functional currency, and Adesol and other subsidiaries incorporated under the laws of Uruguay, which use Uruguayan Pesos as their functional currency. Our Consolidated Financial Statements include the results of these subsidiaries translated into Argentine Pesos. Assets and liabilities are translated at year-end exchange rates and income and expenses accounts at average exchange rates for each year presented, and then restated in terms of the current currency by applying an average index to take into account the effect of inflation in Argentina (for more information see Note 1.e) and 3.b) of our Consolidated Financial Statements).

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$59.89 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 30, 2019. On March 12, 2020, the exchange rate was P$62.82 = US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates,” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and restrictions on the exchange of Argentine Pesos into foreign currencies may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.”

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts are also included within the text of this Annual Report.

The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Telecom Argentina’s telephone number is 54-11-4968-4000, and its principal executive offices are located in Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Our internet address is https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

This Annual Report contains certain terms that may be unfamiliar to some readers. You can find a Glossary of these terms on page 5 of this Annual Report.

Our financial statement data as of and for the years ended December 31, 2017 and prior are not comparable with our financial statement data as of and for the year ended December 31, 2018 and any date and period thereafter because of the Merger, which was consummated on January 1, 2018 (the “Merger Effective Date”). We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3 for assets and liabilities of Telecom Argentina as of January 1, 2018. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquiree (See “Item 5—Operating and Financial Review and Prospects”). Accordingly, the financial information for periods prior to the Merger Effective Date reflect the historical financial information of Cablevisión, as restated in terms of the current currency to take into account the effect of inflation in Argentina. The information as of and for the year ended December 31, 2018 and the following years incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method to Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018. Such figures are presented in this Annual Report restated in terms of the current currency to take into account the effect of inflation in Argentina.

The factors that were considered in determining that Cablevisión should be treated as the accounting acquirer in the Merger were:

(i)	the relative voting rights in the surviving entity (55% for the former shareholders of Cablevisión and 45% for the former shareholders of Telecom Argentina);
(ii)	the composition of the board of directors in the surviving entity and other committees (audit, supervisory and executive);
(iii)	the relative fair value assigned to Cablevisión and Telecom Argentina; and
(iv)	the composition of the key senior management of the surviving entity.

Accordingly, Cablevisión’s assets and liabilities were recognized and measured in the consolidated financial statements at their pre-Merger carrying amounts, while the identifiable assets and liabilities of Telecom Argentina were recognized at fair value as of the Merger effective date. Goodwill resulting from the application of the acquisition method was measured as the excess of the fair value of the consideration paid over the net fair value of Telecom Argentina’s identifiable assets and liabilities. The retained earnings and other equity balances recognized in the consolidated financial statements of the combined entity are the sum of the respective amounts of the individual financial statements of Telecom Argentina and Cablevisión immediately before the Merger (excluding comprehensive income and Other deferred, as approved by the shareholders at the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and the Extraordinary Shareholders’ Meeting of Cablevisión held on August 31, 2017).

The financial information as of and for the years ended December 31, 2017 and earlier that was previously reported in our annual reports on Form 20-F for the years ended December 31, 2017 and earlier reflect the financial information of Telecom Argentina, accounting acquiree in the Merger. Therefore, such financial information is not directly comparable to the financial information as of and for the years ended December 31, 2017 and earlier included in the 2018 Annual Report, this Annual Report and any other subsequent annual report, which reflect the financial information of Cablevisión (the absorbed entity), considered the accounting acquirer in the Merger.

For more information, see Note 4 to our Consolidated Financial Statements.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

•	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	the continued synergies expected from the Merger;

•	the implementation of our business strategy;

•	the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States;

•	our outlook for new and enhanced technologies;

•	the effects of operating in a competitive environment;

•	industry conditions;

•	the outcome of certain legal proceedings;

•	regulatory and legal developments; and

•	other factors identified or discussed under “Item 3—Key Information—Risk Factors.”

This Annual Report contains certain forward-looking statements and information relating to Telecom that are based on current views, expectations, estimates and projections of our Management and information currently available to Telecom. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the captions “Critical Accounting Policies” and “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about Telecom’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and any other statement contained in this Annual Report that is not a historical fact. When used in this document, the terms “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

•	our ability to successfully implement our business strategy and to achieve synergies resulting from the Merger;

•	our ability to introduce new products and services that enable business growth;

•	uncertainties relating to political and economic conditions in Argentina, Paraguay, United States and Uruguay, including the policies of the new government in Argentina;

•	the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies;

•	inflation, the devaluation of the Peso, the Guaraní and the Uruguayan Peso and exchange rate risks in Argentina, Paraguay and Uruguay;

•	restrictions on the ability to exchange Argentine or Uruguayan Pesos or Paraguayan Guaraníes into foreign currencies and transfer funds abroad;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

•	the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness;

•	the creditworthiness of our actual or potential customers;

•	nationalization, expropriation and/or increased government intervention in companies;

•	technological changes;

•	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on our suppliers;

•	the effects of increased competition;

•	reliance on content produced by third parties;

•	increasing cost of our supplies;

•	inability to finance on reasonable terms capital expenditures required to remain competitive;

•	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;

•	our capacity to compete and develop our business in the future; and

•	the impact of increased national or international restrictions on the transfer or use of telecommunications technology.

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

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the ENACOM in the LAD. AFTIC was replaced by the ENACOM.

AMBA (Area Metropolitana Buenos Aires): An area comprising the Autonomous city of Buenos Aires and the greater Buenos Aires area, which constitutes the most densely populated region of Argentina. Telephone calls within the area are considered local.

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

ARPU (Average Revenue per User): The average monthly revenue per user of our mobile telephony, Internet and cable television services, calculated by dividing total revenue (including revenue earned from cable and Internet subscription fees, mobile telephony subscription fees, cable premium services, pay-per-view fees and additional outlets but excluding mainly handset, out collect (wholesale) roaming, cell site rental and activation fee revenue) by weighted-average number of subscribers of each service during the relevant measurement period.

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange is a qualified entity according to Section 32 of Law No. 26,831, which acts by delegation of BYMA (Bolsas y Mercados Argentinos).

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

BYMA (Bolsas y Mercados Argentinos S.A.): The Buenos Aires stock exchange.

Cablevisión: Cablevisión S.A., together with its consolidated subsidiaries, dissolved without liquidation as a result of the Merger.

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

Churn: The termination of a mobile telephony, cable television or Internet services customer’s account. The churn rate is determined by calculating the total number of disconnected customers of each of our mobile telephony, cable television and Internet services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period. Because most of our mobile telephony services are provided under the Personal brand, historical average monthly churn rates for mobile telephony services customers, included in this Annual Report for comparative purposes, reflect Telecom’s operations prior to the consummation of the Merger.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission, which was replaced by the AFTIC, which was replaced by the ENACOM (in December 2015).

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CONATEL: National Communications Commission of Paraguay.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

CPI: Consumer Price Index.

Customer / Subscriber / Access: a client of any of the services we provide. A single subscriber may contract for multiple services, and we believe that it is more useful to count the number of accesses a subscriber has contracted for, than to merely count the number of our subscribers. For example, a subscriber that has fixed line telephony service and broadband service is counted as two subscribers rather than as one subscriber.

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

ENACOM (Ente Nacional de Comunicaciones) or the Regulatory Authority: Argentine Communications Body within the scope of the Ministerio de Modernización, acting as regulatory authority as of the date of this Annual Report. The ENACOM absorbed the functions of AFTIC.

ENTel (Empresa Nacional de Telecomunicaciones): National Telecommunications Company which operated the telecommunications system in Argentina prior to the Transfer Date.

Personal Envíos: Personal Envíos S.A.

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

GSM (Global System for Mobile Communications): A standard for digital mobile technology used worldwide, which works on 900 MHz and 1,800 MHz band.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

IASB: International Accounting Standards Board.

HFC (Hybrid Fiber-Coaxial): Network that incorporates both optical fiber and coaxial cable to create a broadband network.

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

IRU: Indefeasible Rights of Use.

IT: Information Technology.

LAD (Ley Argentina Digital): Law No. 27,078, Argentina’s Digital Law.

Law No. 26,831 (Ley de Mercado de Capitales): Argentine Capital Markets Law.

List of Conditions: The Privatization Regulations, including the Pliego de Bases y Condiciones, was approved by Decree No. 62/90, as amended. Pursuant to the List of Conditions, Telecom Argentina was required to comply with rate regulations and meet certain minimum annual standards regarding the expansion of its telephone system and improvements in the quality of its service to maintain and extend the exclusivity of its non-expiring license to provide fixed-line public telecommunications services and Basic Telephone Services in the Northern Region of Argentina. After the market was opened to competition, the outstanding obligations that are in force were the rate regulations and those related to the quality of service; the obligations related to the expansion of the network are no longer in force.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

PP&E: Property, plant and equipment.

Privatization Regulations: The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees.

Pulse: Unit on which the rate structure of the regulated fixed line services is based.

Quadruple play: Means the integration of fixed and mobile telecommunication services as well as pay television and Internet services.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Restatement Adjustment Gain (Loss).

Regulatory Bodies: Collectively or individually, the ENACOM, the AFTIC, the SC and the CNC.

Reorganization: Corporate reorganization pursuant to which Telecom Argentina absorbed Sofora, Nortel and Telecom Personal.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Telecom Argentina USA: Telecom Argentina USA, Inc., a corporation organized under the laws of the State of Delaware.

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

URSEC (Unidad Reguladora de Servicios de Comunicaciones): Uruguayan Regulatory Authority.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Value Added Services (VAS): Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network such as video streaming, “Personal Video,” “Nube Personal” (Cloud services), M2M (Machine to Machine communication), social networks, “Personal Messenger,” content and entertainment (SMS subscriptions and content, games, music, etc.), MMS and voice mail.

VLG Argentina: VLG S.A.U., an Argentine corporation that is a shareholder of Telecom Argentina and controlled by CVH. (formerly known as VLG Argentina, LLC).

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with the rest of this Annual Report, in particular, the sections “Presentation of Financial Information,” “Item 4 —Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” and the Consolidated Financial Statements. The selected consolidated income statement data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated financial position data as of December 31, 2019 and 2018 are derived from, and are qualified in their entirety by reference to our Consolidated Financial Statements.

The selected consolidated income statement data for the year ended December 31, 2016 and the selected consolidated financial position data as of December 31, 2017 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information.

The selected consolidated financial position data as of December 31, 2016 and the selected consolidated financial position and income statement as of and for the year ended December 31, 2015 have not been presented as they cannot be provided on a restated basis without unreasonable effort or expense.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2019	2018	2017	2016 (8)
	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues	237,024	258,518	102,531	92,926
Operating costs (without depreciation, amortization and impairment of Fixed assets)	(159,940)	(171,803)	(65,436)	(61,852)
Operating costs – depreciation, amortization and impairment of Fixed assets	(61,289)	(54,014)	(15,082)	(12,127)
Operating income	15,795	32,701	22,013	18,947
Other, net (1)	(5,513)	(28,551)	1,640	6,530
Income tax (expense) benefit	(14,170)	4,366	(8,486)	(9,253)
Net (loss) income	(3,888)	8,516	15,167	16,224
Other Comprehensive (Loss) Income, net of tax	(2,150)	2,308	(1,088)	(2,411)
Total Comprehensive Income	(6,038)	10,824	14,079	13,813
Total Comprehensive Income attributable to Telecom Argentina	(6,198)	9,885	13,983	13,725
Total Comprehensive Income attributable to Non-controlling Interest	160	939	96	88
Number of shares outstanding at year-end (in millions of shares) (2)	2,154	2,154	0.120	0.120
Net (loss) income per share (basic and diluted) (3)	(2.04)	3.78	12.64	13.58
Net (loss) income per ADS (4)	(10.20)	18.92	n/a	n/a
Dividends per share (5)	16.63	20.58	35,510	20,037
Dividends per ADS (6)	83.13	102.92	n/a	n/a

FINANCIAL POSITION DATA
Current assets	50,778	51,516	16,347	n/a
PP&E, Intangible assets and Rights of Use Assets	338,049	323,583	77,436	n/a
Goodwill	185,141	185,295	49,157	n/a
Other non-current assets	4,182	11,479	1,775	n/a
Total assets	578,150	571,873	144,715	n/a
Current liabilities	85,981	82,219	28,646	n/a
Non-current liabilities	182,323	137,504	31,415	n/a
Total liabilities	268,304	219,723	60,061	n/a
Total equity	309,846	352,150	84,654	n/a
Equity attributable to Telecom Argentina	305,078	347,186	83,353	n/a
Equity attributable to Non-controlling Interest	4,768	4,964	1,301	n/a

Total Capital Stock (7)	2,154	2,169	1,200	n/a

(1)	Other, net includes Earnings from associates, Debt financial expenses and Other financial results, net.
(2)	Number of ordinary shares outstanding at year-end (excludes treasury shares for the year ended December 31, 2018). For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).
(3)	Calculated based on the weighted average number of ordinary shares outstanding during each period (2,153,688,011 ordinary shares for the years 2019 and 2018 and 1,184,528,406 ordinary shares for the years 2017 and 2016). For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years) by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).
(4)	Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (430,737,602 ADSs for the year 2019, 430,737,602 ADSs for the year 2018 and 236,905,681 ADSs for the years 2017 and 2016).
(5)	Dividends per share translated into U.S. dollars amounts to US$0.27, US$0.35, US$1,237.69 and US$819.70 as of December 31, 2019, 2018, 2017 and 2016 respectively. The translation into U.S. dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.
(6)	Dividends per ADS translated into U.S. dollars amounts to US$1.35 as of December 31, 2019. The translation into U.S. dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.
(7)	Ordinary shares of P$1 of nominal value each.
(8)	Comparative figures as of December 31, 2016 arise from the consolidated financial statements of Telecom as of December 31, 2018, which have been restated in terms of the current currency as of December 31, 2019 to consider the effect of inflation in accordance to the requirements of IAS 29.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2019	2018	2017	2016
Number of fixed telephony services lines (thousands)(1)	3,183	3,544	12.7	7.7
ARBU (in P$/month) (national + international) (5)	442.2	416.6	36.5	32.8
Internet access (thousands)	4,123	4,138	2,318	2,166
ARPU Internet (in P$/month) (6)	1,058.8	1,172.2	1,369.3	1,136.6
Personal Mobile telephony services lines (thousands)	19,084	18,316	n/a	n/a
ARPU Personal (in P$/month) (7)	317.1	329.1	n/a	n/a
MBOU Personal (in Mb per user/month) (2)	3,411.4	2,771.2	n/a	n/a
Núcleo’s customers (thousands)(3)	2,373	2,409	n/a	n/a
ARPU Núcleo (in P$/month) (8)	347.0	317.4	n/a	n/a
MBOU Núcleo (in Mb per user/month) (2)	6,754.4	4,927.7	n/a	n/a
Cable TV subscribers (thousands)	3,517	3,532	3,503	3,528
ARPU Cable TV (in P$/month) (9)	1,165.4	1,314.2	1,285.2	1,168.7
Headcount (4)	23,728	25,343	11,384	10,236

(1)	Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.
(2)	Correspond to customers with consumption higher than 10Mb.
(3)	Including Wi-Max Internet customers.
(4)	Including temporary employees, if any.
(5)	Includes P$84.6 pesos, P$197.0 pesos, P$22.0 pesos and P$22.1 pesos related to the restatement in terms of the current currency as of December 31, 2019 in accordance to IAS 29 as of December 31, 2019, 2018, 2017 and 2016, respectively.
(6)	Includes P$188.6 pesos, P$547.9 pesos, P$825.6 pesos and P$765.0 pesos to the restatement in terms of the current currency as of December 31, 2019 in accordance to IAS 29 as of December 31, 2019, 2018, 2017 and 2016, respectively.
(7)	Includes P$60.7 pesos and P$154.9 pesos related to the restatement in terms of the current currency as of December 31, 2019 in accordance to IAS 29 as of December 31, 2019 and 2018.
(8)	Includes P$66.3 pesos and P$150.3 pesos related to the restatement in terms of the current currency as of December 31, 2019 in accordance to IAS 29 as of December 31, 2019 and 2018.
(9)	Includes P$205.3 pesos, P$623.6 pesos, P$774.9 pesos and P$786.6 pesos related to the restatement in terms of the current currency as of December 31, 2019 in accordance to IAS 29 as of December 31, 2019, 2018, 2017 and 2016, respectively.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

	Average(1)	End of Period
Year Ended December 31, 2016	14.99	15.89
Year Ended December 31, 2017	16.73	18.65
Year Ended December 31, 2018	29.26	37.70
Year Ended December 31, 2019	49.31	59.89
March 2020 (through March 12, 2020)	-	62.82

(1)	Yearly data reflect average of month-end rates.

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

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. The Argentine economy has been volatile since 2011, with years of economic growth and others with recession. For example, Argentina’s economy grew in 2017, but contracted in 2018 and 2019. Several factors have impacted negatively the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures, trade and fiscal balances, government policy and the international context.

Devaluation of the Argentine Peso and restrictions on the exchange of Argentine Pesos into foreign currencies may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.

Since we generate a substantial portion of our revenues in Argentine Pesos (functional currency of Telecom Argentina), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in Peso terms, our expenses and capital expenditures denominated in foreign currency. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in foreign currencies. As of December 31, 2019, approximately 63% of our liabilities were denominated in foreign currencies.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Though Telecom seeks to manage the risk of devaluation of the Argentine Peso by entering from time to time into certain NDF agreements to hedge some of its exposure to foreign currency fluctuations caused by its liabilities denominated in foreign currencies (mainly U.S. dollars), Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso. The Company also has financial assets denominated in U.S. dollars, as well as international operations that generate profits in foreign currencies, that help, to a certain extent, reduce the exposure to liabilities denominated in foreign currencies. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk” and Note 28 to our Consolidated Financial Statements.

In 2019, the Argentine Peso continued its rapid devaluation against the U.S. dollar and other major foreign currencies. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 58.9% against the U.S. dollar during the year ended December 31, 2019 (compared to 102.2%, 17.4% and 21.9% in the years ended December 31, 2018, 2017 and 2016, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine government and the BCRA implemented several measures to restore market confidence and stabilize the value of the Peso. Such measures included, among others, a US$55.7 billion stand-by credit agreement (“SBA”) with the International Monetary Fund (“IMF”), from which, as of the date of this Annual Report, Argentina has drawn the equivalent of US$44 billion, measures intended to control money supply during 2018 and the first half of 2019 that have been since relaxed, an increase of short term interest rates and the sale by the BCRA of foreign currency reserves.

In addition, in September 2019, in light of the economic instability and the significant devaluation that followed the primary elections as described below, the Argentine government and the BCRA adopted a series of measures reinstating foreign exchange controls, which apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, and the obligation to repatriate and settle for pesos the proceeds from exports of goods and services, among others. Other financial transactions such as derivatives and securities related operations, were also covered by the new foreign exchange regime. Following the change in government, the new administration extended the validity of such measures, which were originally in effect until December 31, 2019, and established further restrictions by means of the recently enacted Productive Reactivation Law (as defined below), including a new tax on certain transactions involving the purchase of foreign currency by both Argentine individuals and entities. Although the official exchange rate has stabilized since the adoption of the foreign exchange controls, we cannot assure you that the official exchange rate will not fluctuate significantly in the future. There can be no assurances regarding future modifications to exchange controls. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

The success of these measures is subject to uncertainty and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect demand for the fixed and mobile telephony services, Internet services and cable television services we provide. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Telecom Argentina or our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. The Argentine government may promulgate numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. On August 11, 2019, mandatory primary elections were held in Argentina. As a consequence of the results of primary elections in Argentina, which indicated that President Macri could not be reelected and by replaced by the opposition candidate Alberto Fernández, the political and economic environment became subject to uncertainty. Between August 12 and August 30, 2019, the Peso lost approximately 32% of its value with respect to the U.S. dollar and BCRA’s international reserves decreased by approximately US$11.6 billion. During the same period, the BYMA index lost approximately 10.6% of its value.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

In response to the rapid decline in the value of the Argentine Peso and continued market uncertainty following the results of the primary elections, the BCRA announced several monetary and exchange risk management measures to contain the volatility of the exchange market. See “—Devaluation of the Argentine Peso and restrictions on the exchange of Argentine Pesos into foreign currencies may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.”

In October 2019 Alberto Fernández was elected president of Argentina with approximately 48.24% of the votes and took office on December 10, 2019. President Alberto Fernández announced and implemented a wide range of economic and policy reforms. On December 21, 2019, the Argentine Congress adopted the Law of Social Solidarity and Productive Reactivation (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Productive Reactivation Law”). The Productive Reactivation Law covers a wide range of political and economic areas and adopts measures that will significantly impact the Argentine economy, including the declaration of the public emergency in economic, financial, fiscal, administrative, pension, tariffs, energy, sanitary and social matters, and the delegation to the PEN of certain powers normally reserved to Congress or otherwise not within the purview of the PEN (including the ability to make determinations in the renegotiation of public tariffs, establish pension increases, among others). The Productive Reactivation Law also significantly increased certain taxes applicable in Argentina while also providing tax incentives for production and tax benefits to the most impoverished sectors. The Fernández Administration indicated its intention to pursue a sovereign debt restructuring designed to render Argentina’s debt sustainable. To that effect, legislation was enacted by Congress empowering the PEN to conduct such transactions.

As of the date of this Annual Report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy as a whole and the telecommunication sector in particular remains uncertain. It is not possible to predict the effect of such reforms with certainty and they could be disruptive to the economy and fail to benefit or adversely affect the Argentine economy and the telecommunications industry, and in turn, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

We cannot assure you that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.

Argentina has experienced repeatedly, including in recent years, periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future. Furthermore, the INDEC experienced in the past periods of political interventionism that raised serious concerns about the reliability of the data published by the agency. Future political intervention in the INDEC could jeopardize the agency’s autonomy and therefore affect the reliability of the statistics it publishes.

The National CPI variation was of 53.8% in 2019 and 47.6% in 2018. Efforts made by the Argentine government to contain and reduce inflation have not achieved the desired results and inflation remains a significant problem for the Argentine economy. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected. For additional information, see Note 1.e) to the Consolidated Financial Statements.

Because the majority of our revenues are denominated in Pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. Further, higher inflation rates generally lead to a reduction in the purchasing power, thus increasing the likelihood of a lower level of demand for our fixed and mobile telecommunications, cable television and Internet services in Argentina.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

In November 2008, Argentina nationalized its private pension and retirement system, which had been previously administered by the AFJPs, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the Argentine government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of certain Argentine publicly traded companies is currently owned by the Argentine government through ANSES-FGS, including Telecom. See “Item 7—Major Shareholders and Related Party Transactions.” The Argentine government exercised in the past, and may exercise in the future, influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJPs were significant institutional investors and active market traders in Argentina, the nationalization of the private pension and retirement system affected the access to financing in capital markets for publicly traded companies as well as the liquidity of their securities within the market.

In addition, prior administrations took several steps to re-nationalize the concessions and utilities that were privatized during the 1990s. We cannot predict whether the Fernández administration or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies. Government intervention in the industries in which we operate could create uncertainties for investors in public companies in Argentina, including Telecom Argentina, as well as have a material adverse effect on our business, financial condition and results of operations. See “—Economic and political developments in Argentina, and future policies of the Argentine government, may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.”

Argentina’s economy contracted in 2019 and 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations.

The Argentine economy has experienced significant volatility in the past few years and recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency devaluation. Argentina’s economy contracted during 2019 and 2018 and the country’s economy remains unstable notwithstanding the efforts by the Argentine government to address inflation and foreign exchange instability. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

Global economic and financial crises, and the general weakness of the global economy, tend to negatively affect emerging economies like Argentina’s economy. Global financial instability or increasing interest rates in the United States and other developed countries may impact the Argentine economy and prevent Argentina to be put back on track to growth or could aggravate the current recession with consequences in the trade and fiscal balances and in the unemployment rate.

Moreover, Argentina’s economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. If such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. Moreover, political and social crises arose in several countries of Latin America during 2019, as the economy in much of the region has slowed down after almost a decade of sustained growth, among other factors. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, United Kingdom exited the European Union (“Brexit”) on January 31, 2020, and is currently undergoing a transition period ending on December 31, 2020, the long-term effects of which remain uncertain. The medium and long term implications of Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Finally, the novel coronavirus has caused significant social and market disruption in recent months, which are also expected to have an adverse impact in Argentina’s economy. See “—The novel coronavirus could have an adverse effect on our business operations.

During 2019, the Argentine economy was adversely affected by some of aforementioned factors. If international and domestic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

The novel coronavirus could have an adverse effect on our business operations.

In late December 2019 a notice of pneumonia originating from Wuhan, Hubei province (COVID-19, caused by a novel coronavirus) was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. Several measures have been undertaken by the Argentine government and other governments around the globe, including the use of quarantine, screening at airports and other transport hubs, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this Annual Report, has affected more than 150 countries and territories around the world, including Argentina, Paraguay, Uruguay and the United States. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. For example, the Dow Jones declined by about 28% between February 11 and March 12, 2020. The long-term effects to the global economy and the Company of epidemics and other public health crises, such as the on-going novel coronavirus, are difficult to assess or predict, and may include a further decline in the market prices of our Class B Shares and ADSs, risks to employee health and safety, risks for the deployment of our services (including by limiting our customer support and domiciliary service repairs and installations, among others effects resulting from government measures) and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. Moreover, considering that some of our strategic suppliers are located in China, the delivery of equipment and fixed assets that are material to us may be impacted, which would have an adverse effect on our business operations. We may also be affected by a decline in the demand of our products, or the need to implement policies limiting the efficiency and effectiveness of our operations, including home office policies. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in Argentina, nor anticipate what additional restrictions the Argentine government may impose.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

After Argentina’s default on certain debt payments in 2001, the government successfully restructured 92% of the debt through two debt exchange offers in 2005 and 2010. Nevertheless, holdout creditors filed numerous lawsuits against Argentina in several jurisdictions, including the United States, Italy, Germany and Japan, asserting that Argentina failed to make timely payments of interest and/or principal on their bonds, and seeking judgments for the face value of and/or accrued interest on those bonds. Judgments were issued in numerous proceedings in the United States, Germany and Japan. Although creditors with favorable judgments did not succeed, with a few minor exceptions, in enforcing on those judgments, as a result of decisions adopted by the New York courts in support of those creditors in 2014, Argentina was enjoined from making payments on its bonds issued in the 2005 and 2010 exchange offers unless it satisfied amounts due to the holders of defaulted bonds. The Argentine government took a number of steps intended to continue servicing the bonds issued in the 2005 and 2010 exchange offers, which had limited success. Holdout creditors continued to litigate and succeeded in preventing the Argentine government from regaining market access.

Between February and April 2016, the Argentine government entered into agreements in principle with certain holders of defaulted debt and put forward a proposal to other holders of defaulted debt, including those with pending claims in U.S. courts, which resulted in the settlement of substantially all remaining disputes and closure to 15 years of litigation. On April 22, 2016, Argentina issued bonds for US$16.5 billion, and applied US$9.3 billion of the proceeds to satisfy payments under the settlement agreements reached with holders of defaulted debt. Since then, substantially all of the remaining claims under defaulted bonds have been settled.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

As of the date of this Annual Report, although litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions, the size of the claims involved has decreased significantly.

In addition, since 2001 foreign shareholders of some Argentine companies initiated claims for substantial amounts before the International Centre for Settlement of Investment Disputes (“ICSID”) against Argentina, pursuant to the arbitration rules of the United Nations Commission on International Trade Law. Claimants allege that certain measures of the Argentine government issued during the economic crisis of 2001 and 2002 were inconsistent with the norms or standards set forth in several bilateral investment treaties by which Argentina was bound at the time. To date, several of these disputes have been settled, and a significant number of cases are in process or have been temporarily suspended by the agreement of the parties.

Between 2016 and early 2018, Argentina regained access to the market and incurred approximately in US$96.3 billion of additional debt. However, as a result of various external and internal factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Macri administration announced that the Argentine government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Argentine government and the BCRA, the IMF’s Executive Board allowed the Argentine government to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to approximately US$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately US$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by US$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of US$13.4 billion (in addition to the US$15 billion disbursed in June 2018). Disbursements in 2019 were also nearly doubled, to US$22.8 billion, with US$5.9 billion planned for 2020-21.

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% will be repaid 90 days after the original payment date and the remaining 70% will be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which will be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors will be paid as originally scheduled. In December 2019, the Fernández administration further extended payments of a series of short term notes denominated in U.S. dollars until the end of August 2020, which were held by institutional investors.

Moreover, in December 2019, the Fernández administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine pesos that would have required significant sterilization efforts by the monetary authority. Also in February 2020, the Argentine Congress enacted a law enabling the government to take all necessary steps toward rendering the Argentine sovereign debt governed by foreign law sustainable. According to a timetable published by the Argentine government, a restructuring offer to private creditors would be launched during the second week of March 2020, which would expire by the end of March 2020. Additionally, an IMF team visited Buenos Aires in February, 2020 to discuss the recent macroeconomic developments and learn more about the Argentine authorities’ economic plans and policies. On February 19, 2020 the IMF staff issued a statement concluding that in light of recent developments and the materialization of certain risks to debt sustainability that were considered during the previous Debt Sustainability Analysis (DSA) published in July 2019, the IMF staff assesses Argentina’s debt to be unsustainable. Accordingly, the IMF staff stated that “a definitive debt operation—yielding a meaningful contribution from private creditors—is required to help restore debt sustainability with high probability”.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on the Company’s ability to access those markets to finance its operations and its growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds amounting to P$1,178 million as of December 31, 2019. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

The Argentine banking system may be subject to instability which may affect our operations.

In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2019, although nominal private deposits in pesos increased 36% year-over-year (fueled by the growth of savings and current accounts with a 46% increase) and nominal time deposits increased 25% year-over-year, such nominal increases did not match inflation for the period. Peso-denominated loans increased at a slightly higher pace than that of 2018. During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of 33% at the end of 2019. In 2019, private deposits in U.S. dollars declined by 33%.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of whom may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework, or changes to such regulatory framework by the government, could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

The persistence of the current economic crisis or the instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or increase the credit risk of the counterparties regarding the Company investments in local financial institutions.

Exchange controls and restrictions on transfers abroad and capital inflows limit the availability of international credit.

We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Argentine Anti-Money Laundering Law (Ley de Prevención del Lavado de Activos), the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. In this sense, a company may be held liable and subject to fines and/or suspension of its activities if such offences were committed, directly or indirectly, in its name, behalf or interest, the company obtained or may have obtained a benefit therefrom, and the offence resulted from a company’s ineffective control.

It may be possible that, in the future, there may emerge in the press allegations of instances of misbehavior on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. We will endeavor to monitor such press reports and investigate matters which we believe warrant an investigation in keeping with the requirements of compliance programs, and, if necessary make disclosure and notify the relevant authorities. However, any adverse publicity that such allegations attract may have a negative impact on our reputation and lead to increased regulatory scrutiny of our business practices.

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

Risks Relating to Telecom and its operations

We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.

The fixed and mobile telephony, cable television and Internet businesses in Argentina are competitive. Our competitors may consummate transactions that result in a further consolidation and convergence. Therefore, we may lose a portion of our market share which may create additional risks and adversely impact our financial condition and results of operations. See “—We may become subject to burdensome government regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.”

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

In relation to mobile services, we anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services. In addition, we must comply with the obligations arising from the acquisition of the 4G spectrum. We also expect to continue to devote resources to customer retention and loyalty in such services.

Technological innovation relating to fixed and mobile telephony, cable television and Internet transmission increases the level of competition that we face and requires us to make frequent investments to develop new and innovative programming services and products to attract and retain fixed and mobile telephony, cable television and Internet customers. We cannot assure you that we will be able to make the investments necessary to remain competitive, or that we will be able to attract new and retain our current customers. A substantial loss of customers to competitors would have a material adverse effect on our business and results of operations.

Additionally, our ability to successfully invest in, and implement, new technologies, coverage and our wireless network may be impaired if we fail to obtain certain municipal authorizations, as well as by an adverse macroeconomic condition in Argentina. If we are not successful in making such investments, the growth of our business and quality of our services would be adversely affected. Further, if we are unable to make these capital expenditures, or if our competitors are able to invest in their businesses to a greater degree and/or faster than we are, our competitive position will be adversely impacted.

We also face competition from other cable television and Internet service providers. Certain competitors of the cable television and Internet business have well-established name recognition, larger customer bases, and significant financial, technical and marketing resources. This may allow them to devote significant resources to the development and promotion of their business. These competitors may also engage in more extensive research and development, adopt more aggressive pricing policies and make more attractive offers to advertisers. Competitors may develop products and services that are equal or superior to our offers or that achieve greater market acceptance. As a result, competition may have a material adverse effect on our operations.

Moreover, the products and services that we offer may fail to generate revenues or attract and retain customers. If our competitors present similar or better responsiveness, functionality, services, speed, plans or features, our customer base and our revenues may be materially affected.

Competitiveness is and will continue to be affected by the business strategies and alliances deployed by our competitors. We may face additional pressure on the prices that we charge for our services or experience a loss of market share in the services we provide. In addition, the general business and economic climate in Argentina may affect us and our competitors differently; thus our ability to compete in the market could be adversely affected.

Additionally, if in the future licensees of ICT services are allowed to register and provide subscription broadcasting service by satellite link, it will ease the entry of new competitors into the market. As a result, we may face additional pressure with respect to prices we charge for our services or experience a loss of participation in the subscription broadcasting market.

Given the range of regulatory, business and economic uncertainties we face, it is difficult to predict with precision and accuracy our future market share in relevant geographic areas and customer segments, or to anticipate a decrease in demand for the products we offer that could result in a reduction of our revenues and market share, or the speed with which such change in our market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to our overall financial condition, results of operations and cash flows.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Our revenues are cyclical and depend upon the condition of the Argentine economy.

Revenues generated by our fixed and mobile telephony, cable television and Internet operations have proven cyclical and depend on general economic conditions. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on our revenues and a material adverse effect on our results of operations. Historically, for example, increases in losses of cable television subscribers have corresponded with general economic downturns and regional and local economic recessions. In particular, the 2001-2002 Argentine economic crisis had a material adverse effect on our revenues.

We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.

Activities in the fixed and mobile telephony, cable television and Internet businesses are subject to risks associated with the adoption and implementation of laws and governmental regulations that reflect changing governmental policies over time. The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. Existing regulations could further increase penalties that may be imposed by the regulatory authorities. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed, negatively impacting our mobile service coverage, which in turn affects the quality of our services. Municipal and provincial tax authorities have also brought an increasing number of claims against us, which we are replying. If changes to existing laws and regulations lead to negative consequences for the Company, our business, financial condition, results of operations and cash flows may be adversely affected.

After the deregulation of Argentina’s telecommunications and media industries, the Broadcasting Law (as defined below), the LAD and their implementing regulations have been amended on a number of occasions, modifying requirements to hold or transfer broadcasting licenses. In addition, we are subject to the regulations of certain other governmental entities, including the SCI, which has issued resolutions requiring Argentine cable television operators to apply a formula to calculate their customers’ monthly subscription prices. We can offer no assurances that we will not be subject to similar regulations in the future, which could force us to modify the prices of subscription services and have a material adverse effect on the revenues generated by our activities relating to the cable television and Internet businesses.

The regulatory authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

Additionally, the LAD established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. If prices are deemed unreasonable, and the ENACOM consequently imposes restrictions on our prices, our operating margins may be adversely affected. Our ability to comply with the conditions in our license, as well as the relevant provisions in applicable regulations and laws, may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances result in an adverse effect on our financial condition, our operations and cash flows.

In certain municipalities, regulations have been adopted requiring us to upgrade and/or modify our cable television systems. We will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities if we have sufficient cash flow and financing is available at commercially attractive rates. Although currently applicable local ordinances provide that certain penalties may be imposed, including the suspension of the right to use the air space, municipalities have generally not imposed penalties on non-compliant cable systems operators. As of the date of this Annual Report, no fines have been imposed to us in relation to this matter.

The Auction Terms and Conditions approved by Resolution SC No. 38/14 established strict coverage and network deployment commitments that will require significant capital expenditures from Telecom. Additionally, many municipal governments have issued regulations that, in our view, exceed their authority, which frequently limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts the obligations that we and our competitors assumed in the mobile telephony business pursuant to the requirements set out in the Regulation for the Quality of Telecommunications Services.

We may also be subject to additional and unexpected governmental regulations in the future. For more information on the regulatory framework, see “Item 4—Information on the Company—Regulatory Authorities and Framework.”

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

Our industries are subject to significant changes in technology and the introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances related to the telecommunications, cable television and Internet industries are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to our competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend on the final cost in local currency of imported technology and our ability to obtain additional financing. No assurance can be given that we will have the funds to make the capital expenditures to improve our systems, compete with others in the market or replace equipment used in connection with our businesses.

Moreover, Internet, cable television and mobile telephony services, which we expect to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive, we must invest in network, constantly upgrade our access technology and software for the internet service market, improve the commercial offers and the user experience and continue to enhance our mobile networks by expanding our network. See “Item 4 —Information on the Company—The Business.” Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and Internet businesses may suffer.

We expect to derive an increasing amount of revenues from our activities in the cable television and Internet industries, but we may not do so if these non-traditional media operations do not develop and expand as we currently expect. The role of cable television in Argentina became increasingly important in the past. More recently, non-traditional technologies, including “Over-The-Top” services (which are services provided by a telecommunications provider through Internet Protocol (“IP”) networks not necessarily owned by the provider, including communications, content and cloud-based offerings), such as technologies used by Netflix or other IP operators, have come to play a larger role in the Argentine telecommunications industry. These companies take advantage of the deregulation of the sector to bring their services through third-party networks without paying any fee or right to use it. These technology and new services areas are in the early stages of development, and growth may be inhibited for a number of reasons, including:

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

In addition, unlike the Argentine cable television industry, which has traditionally been dominated by companies located in Argentina, competitors in the other services we provide may be based outside of Argentina and enjoy certain competitive advantages such as scale and access to financial resources on terms that are better than those available to us.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

We may not be able to renew programming contracts on favorable terms.

We purchase basic and premium programming from approximately 52 programming suppliers. Several programming suppliers agreed to offer volume discount pricing structures because of the growth and market share shown by our cable television operations. Participants in the cable television industry negotiate the terms of a majority of the respective programming contracts that had originally been denominated in U.S. dollars to provide for Peso-denominated pricing formulas generally linked to the number of subscribers and without minimum purchase requirements. As a consequence, contract terms are generally shortened and pricing provisions are adjusted in order to transfer the benefit of increases in the monthly fee for basic cable television services to the programming companies. The new contracts also provide for automatic termination upon the occurrence of major macroeconomic disruptions. We cannot assure you that we will be able to regularly negotiate renewals of our programming contracts at current cost levels, particularly since many of our suppliers have U.S. dollar-based costs. Additionally, suppliers are expected to seek price increases as a reflection of economic conditions in Argentina. There can similarly be no assurances that we will be able to obtain volume discounts in the future.

We may not be able to renew some leases of the facilities for the installation of our fixed and mobile telephony, cable television and Internet systems.

Our fixed and mobile telephony services, cable television services and Internet services are distributed through networks installed in facilities leased from third parties, either through the lease of space on roofs or on utility poles. We regularly renegotiate the renewal of short-term lease contracts for the use of poles in different areas of the country in the ordinary course of our business. If we are not able to renew some of those lease contracts, our operations in such areas may be suspended if alternative third-party facilities are not promptly obtained on a cost-efficient basis. Underground distribution of our wire network would require additional governmental authorizations and significant capital expenditures that we may not be able to afford or that we may be restricted from making pursuant to the terms and conditions of our indebtedness and our existing covenants. There can be no assurance that such renewals of lease contracts will be granted.

Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and Internet services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations—(A.1) 2019 Compared to 2018.”

Our revenues relating to our cable television services are subject to uncertainty due to, and may be adversely affected by, the formula set forth in Resolution No. 50/10 to estimate monthly fees paid by cable television subscribers.

SCI Resolution No. 50/10 approved certain rules governing pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (“Dirección de Lealtad Comercial”), requiring cable television operators to adjust such amount semi-annually and inform the result of such adjustment to that Office. The Company challenged Resolution No. 50/10 and requested the suspension of its effects and its nullity.

A decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. v. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, by the Federal Court of Appeals of the City of Mar del Plata ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”), including us. The injunction was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The PEN filed an appeal against the decision issued by the Court of Appeals of Mar del Plata. Such appeal was dismissed, for which the PEN filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 certain resolutions were adopted based on Resolution No. 50/10 regulating the prices that Cablevision should charge for such months to its customers. These resolutions were challenged and suspended as a result of the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

In September 2014, a decision was rendered in a case brought by the Municipality of Berazategui against Cablevisión ordering the submission of all cases relating to these resolutions to the jurisdiction of the Federal Courts of Mar del Plata, which had issued the decision on the class action in favor of ATVC.

In April 2019, La Capital Cable S.A. was served with notice of the resolution issued by the Federal Court of First Instance No. 2 of Mar del Plata declaring the unconstitutionality of certain sections of a law on which the SCI had found the legal basis for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality implied that these resolutions are not applicable to the companies grouped by ATVC, including Telecom. However, the PEN filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Appeals of Mar del Plata rejected the grievances of the Argentine government and confirmed the decision rendered by the Court of Mar del Plata which declared the unconstitutionality of the sections of the law on which the SCI issued Resolution No. 50/10 and the subsequent resolutions were based. The Argentine government may file an appeal against the decision issued by the Court of Mar del Plata.

The Company’s Management, with the assistance of its legal advisors, considers that it has strong arguments for its defense. However, an adverse outcome in the above mentioned cases, which we cannot exclude, would have an adverse effect on our results of operations and financial condition.

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

Telecom complies with the international security standards established by the World Health Organization and Argentine regulations -which are similar and mandatory for all Argentine mobile operators. Our mobile business may be harmed as a result of any future alleged health risk. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability, all of which could have a material adverse effect on our financial condition and results of operations.

Our operations and financial condition could be affected by union negotiations and Argentine labor regulations.

In Argentina, labor organizations have substantial support and considerable political influence. In recent years, the demands of our labor organizations have increased mainly as a result of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

In addition, in the absence of a union agreement concerning convergent services, if we are unable to reach an agreement with the unions on work conditions, or in case of a lack of recognition among union associations, we may be adversely affected by individual labor claims, class actions, higher union contributions expenses, impacts to our operations, impairment of services due to inefficient processes, union conflicts, direct action measures and social impacts which may also affect the quality and continuity of our services to our customers and our reputation.

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

In addition, certain telecommunication unions have initiated claims against the Company alleging non-compliance of certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See Note 20 to our Consolidate Financial Statements.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. On December 13, 2019, the Fernández Administration declared a labor emergency for a 180-day term. In this context, during the labor emergency period, payments for severances without cause double the amounts contemplated in the labor code for such severance in normal circumstances.

We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.

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

Further, customers and consumers’ trade unions have in the past initiated different claims against us regarding improperly billed charges. See Note 20 to our Consolidated Financial Statements. Although we have taken certain actions to reduce risks in connection with these claims, we cannot assure that new claims will not be filed against us in the future.

The Company has in the past been subject to technical sanctions from regulatory bodies, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. Although sanctions are appealed in the administrative stage, if the appeals are not resolved in our favor in administrative or judicial stage or if they are resolved for amounts larger than those recorded, these proceedings could have an adverse effect on our financial condition, results of our operations and cash flows.

As of December 31, 2019, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 20 to our Consolidated Financial Statements.

The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.

The Law for the Promotion of Registered Labor and Prevention of Labor Fraud (Ley de Promoción del Trabajo Registrado y Prevención del Fraude Laboral), among other things, establishes a Public Record of Employers subject to Labor Sanctions (“Repsal”) and defines a series of labor and social security infringements as a result of which an employer shall be included in the Repsal.

The employers included in the Repsal are subject to sanctions, such as: the inability to access public programs, benefits, subsidies or credit from state-owned banks, the inability to enter into contracts and licenses of property owned by the Argentine government, or the inability to participate in the awarding of concessions of public services and licenses. Employers that commit the same infringement for which they were added to the Repsal within a 3-year period after the final first decision imposing sanctions cannot deduct from the Income Tax the expenses related to their employees while such employer continues to be included in the Repsal. This new regulation applies to both Telecom and its contractors and subcontractors, whose employees could initiate claims to Telecom for direct or indirect responsibility.

As of the date of this Annual Report, Telecom has no sanctions registered in the Repsal. However, if sanctions are applied in the future they could have a significant impact on Telecom’s financial position, result of operations and cash flows.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.

In general, information security risks have increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the nature of our business and the greater accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks. In the event of a cyberattack, we could experience an interruption of our commercial operations, material damage and loss of customer information; a substantial loss of income, suffering response costs and other economic losses; and it could subject us to more regulation and litigation, affecting our reputation. As a result, a cyberattack could adversely affect our business, results of operations and financial condition. As of the date of this Annual Report, our insurance policy does not cover damages caused by cyberattacks and other similar events.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent from its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations; failure to document transactions properly; systems failures (including our systems, the implementation of corporate systems as identified in “Item 4—Information Technology strategy” and cloud services); errors or failures not foreseen in the foundational projects that the Company is carrying out for updating its core systems; inadequate maintenance of posts or its electrification by proximity to the electric network; inadequate environmental management including reverse logistics of goods and materials in disuse that could become hazardous waste; incomplete or inadequate municipal authorizations and permissions resulting from changes in operations or changes in regulations; failure to preserve the secrecy and content of telecommunications required by law; weaknesses in datacenters’ energy scheme; the loss or improper use of confidential information, launching of “Internet of Things” products and services without proper security measures; excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others. Moreover, certain assets of the Company could be damaged by acts of vandalism or theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have a second safety path to provide the service. These events could result in direct or indirect losses, inaccurate information for decision making, adverse legal and regulatory proceedings, technical failures in the Company’s ability to provide its services, damages to third parties, and harm our reputation and operational effectiveness, among others.

Telecom maintains insurance policies to cover its main assets, particularly its properties. If economic and financial conditions in Argentina were to deteriorate (i.e. devaluation, inflation, etc.), the insurance coverage may not be representative of the market value of the properties which could result in losses for the Company.

Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, our suppliers shall comply with a set of conduct standards, such as the Code of Ethics, established by Telecom, and must require similar compliance by their employees and subcontractors. Despite these legal safeguards and monitoring efforts made by Telecom in relation to its suppliers, we cannot assure you that they will comply with all applicable regulations. As a result, Telecom could be adversely affected despite our contractual rights to claim for compensations for damages that they could cause to us.

Telecom has risk management practices at the highest levels including a Risk Management Committee designed to detect, manage and monitor the evolution of operational risks. However, the Company can give no assurances that these measures will be successful for effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

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

The U.S. Congress and certain regulatory agencies have raised concerns about American companies purchasing equipment and software from Chinese telecommunications companies such as Huawei, one of our strategic suppliers, including concerns relating to alleged violations of intellectual property rights and potential security risks. The U.S. Government is likewise urging other countries to avoid the operations of Chinese companies such as Huawei in their territory, citing concerns regarding potential use of the equipment for espionage. Our reputation could be adversely affected if such actions or restrictions were imposed on Huawei or if the equipment and materials we purchase from Huawei is thought to pose a security risk for our network. We cannot predict whether additional restrictions targeting Huawei, including restrictions that would prevent us from acquiring supplies from Huawei in the future, will be adopted directly.

We and/or our administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for our administrators.

Some of the goods and facilities used in our operation are subject to federal, state and municipal environmental and safety regulations. If such rules are not adequately complied, they could result in fines, potential delays or inability to obtain authorization for our facilities and operations which could have an adverse effect in our business, but also could result in penalties for the Company’s administrators. In addition, according with global trends, new and stricter standards may be issued, or authorities may enforce or construe existing laws and regulations in a more restrictive manner, which may force us to make expenditures or incur increased costs to comply with such new rules.

Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.

Telecom has outstanding financial debt that contain a number of restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

•	incur or guarantee additional debt;

•	enter into sale and leaseback transactions;

•	create liens on its assets to secure debt; and

•	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets.

A breach of any covenant contained in the indentures governing Telecom’s notes or the agreements governing any of its other indebtedness could result in a default under those agreements. If any such default occurs, the holders of such indebtedness may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding amounts, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. If any of Telecom’s debt, including its notes, were to be accelerated, its assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined or fluctuations in interest rates.

As of December 31, 2019, US$1,316.7 million of our outstanding debt was indexed to the London Interbank Offered Rate (“LIBOR”).

In 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR by the end of 2021. It is not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. dollar LIBOR is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs.

Additionally, we are exposed to the fluctuations of the interest rates applicable to our indebtedness indexed to variable interest rates. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase the Company’s interest expense, which would negatively affect our financial costs.

We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

There is no assurance that we will be able to extend the maturity or otherwise refinance our outstanding indebtedness, or we may be required to agree to refinancing terms that may be materially less favorable than the terms of our current loans and notes. Any amendment to or refinancing of our indebtedness could result in higher interest rates and may require us to comply with more burdensome restrictive covenants, which may have a material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations.

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures or research and development expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. In addition, if we are unable to secure an extension or refinancing of our existing indebtedness, including our outstanding Class A Notes maturing in June 2021, we may not have sufficient liquid assets to repay our obligations thereunder. Non-payment of those obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. See Note 14 and 28 to our Consolidated Financial Statements.

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

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issuer in the light of all pertinent facts. Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,” “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE.”

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

Our corporate affairs are governed by our bylaws and by Argentine corporate law, which differ from the corporate regulatory framework that would apply if we were incorporated in a jurisdiction in the United States (such as Delaware or New York), or in other jurisdictions outside Argentina. Thus, your rights under Argentine corporate law to protect shareholders’ interests relating to actions by our Board of Directors may be fewer and less well defined than under the laws of those other jurisdictions. Although insider trading and price manipulation are illegal under Argentine law, the Argentine securities markets may not be as highly regulated or supervised as the U.S. securities markets or markets in some of the other jurisdictions. In addition, rules and policies against self-dealing and regarding the preservation of shareholder interests may be less well defined and enforced in Argentina than in the United States, or other jurisdictions outside Argentina, putting holders of our Shares and ADSs at a potential disadvantage.

Changes in Argentine tax laws may adversely affect the tax treatment of our Shares and/or the ADSs.

In September, 2013, the Argentine income tax law was amended by the passage of Law No. 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries.

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

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs declined by 58% and 27% in 2018 and 2019, respectively. This decrease in value has been largely attributed to Argentina’s most recent macroeconomic crisis. Other factors include:

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

After almost four years of unrestricted capital flows, the Argentine government recently reimposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Beginning in September 2019, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the BCRA or fulfillment of certain requirements. In such a case, the Depositary for the ADSs may hold the Argentine Pesos it cannot convert for the account of the ADS holders. In addition, any future adoption by the Argentine government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their Class B Shares and ADSs, and may adversely affect the market value of the ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 92% of the aggregate market capitalization of the BYMA as of December 31, 2019. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

According to our Bylaws, in the case of a capital increase through the issuance of all four of our classes of common stock (Class A ordinary shares, Class B Shares, Class C ordinary shares and Class D ordinary shares), accretion rights of the holders of each class shall be limited to the shares of the same class for which there has been no subscription. Also if, after accretion rights have been exercised within the Class B and Class C shares, there are any unsubscribed shares, such unsubscribed Class B or Class C shares may be subscribed by the shareholders of the rest of our classes of common stock, with no distinction, in proportion to the shares of common stock for which such shareholder has subscribed on such occasion.

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

We are a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under NYSE rules, a foreign private issuer may elect to comply with the practices of its home country and not comply with certain corporate governance requirements applicable to U.S. companies with securities listed on the exchange. We currently follow certain Argentine practices concerning corporate governance and intend to continue to do so. For example, according to Argentine securities law, our audit committee, unlike the audit committee of a U.S. issuer, will only have an “advisory” and/or “supervisory” role, such as assisting our board of directors with the evaluation, the performance and independence of the external auditors and exercising the function of our internal control. Accordingly, holders of our ADSs will not have the same protections afforded to shareholders of U.S. companies that are subject to all of the NYSE corporate governance requirements.

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

CVH owns Class D Shares representing 28.16% of Telecom Argentina’s total capital stock —directly and indirectly through its wholly owned subsidiary VLG. GC Dominio owns 26.44% of the total capital stock of CVH, which represents in 64.24% of the voting stock and votes of CVH. Fintech Telecom LLC (Fintech or FTL) owns Class A Shares representing 20.83% of the total capital stock of Telecom Argentina, and additionally owns Class B Shares in the form of ADSs representing 9.2% of total stock of Telecom Argentina.

On April 15, 2019, FTL, CVH and VLG entered into the Voting Trust Agreement (as defined below) pursuant to which FTL and VLG contributed certain shares to the Voting Trust (as defined below). Except in respect of certain veto matters, the co-trustee appointed by CVH must vote all the shares contributed to the Voting Trust on all matters presented for vote generally to Telecom Argentina stockholders, in the same manner that CVH votes its shares in Telecom Argentina or as instructed by CVH. For more information about the Voting Trust, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement.”

Through its ownership of Telecom Argentina Class D Shares and pursuant to the arrangements resulting from the Telecom Shareholders’ Agreement and the Voting Trust, CVH, as a general matter, has the ability to determine the outcome of any action requiring our shareholders’ approval. In addition, our bylaws provide Class A and Class D Shares, and the directors appointed by Class A and D Shares, with veto powers, with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement.”

We conducted transactions with the shareholders of Nortel and/or Sofora, including Fintech and its affiliates in the past, and with CVH and its affiliates as from January 1, 2018. Certain decisions concerning our operations or financial structure may present conflicts between our interests and those of our shareholders.

Nevertheless, all of our related-party transactions are made on an arm’s-length basis. Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Law No. 26,831, Telecom’s Bylaws and the Rules of the Executive Committee to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

The existence and outcome of any public tender offer for our Class B Shares and/or ADSs could affect the price of our Class B shares and ADSs.

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See “Item 4—Information on the Company—Significant 2019 Events—Public Tender Offer due to change of control.” The existence and outcome of any tender offer for our shares and/or ADSs would have an impact over the prices of our Class B shares and ADSs, which could result in a decline in the value of your investment.

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

We are one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. In terms of subscribers, we are one of the largest telecommunications, cable television and data transmission service providers in Argentina and one of the largest providers of cable television services across Latin America. Additionally, we are an important Multiple Systems Operator (“MSO”) (a company that owns multiple cable systems in different locations under the control and management of a single, common organization) in Argentina in terms of subscribers.

We offer our customers “quadruple play” services, combining mobile telephony services, cable television services, Internet services and fixed telephony. We also provide other telephone-related services such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services We provide our services in Argentina (mobile, cable television, Internet and fixed and data services), Paraguay (mobile, Internet and satellite TV services), Uruguay (cable television services) and the United States (fixed wholesale services).

As of December 31, 2019, (i) our mobile telephony business had approximately 19,084 thousand subscribers in Argentina and approximately 2,373 thousand subscribers in Paraguay, (ii) our Internet business reached approximately 4,123 thousand accesses, (iii) our cable television business had approximately 3,517 thousand subscribers and (iv) we had approximately 3,183 thousand fixed telephony lines in service.

In 2019, our revenues amounted to P$237,024 million, our net loss amounted to P$3,888 million, our Adjusted EBITDA (see the purpose of use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA”) amounted to P$77,084 million and we had total assets of P$578,150 million.

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

Cablevisión’s capital stock was owned, directly and indirectly, by Cablevisión Holding S.A. (60%) (“CVH”) and Fintech Media (LLC) (40%).

Pursuant to the terms of the Merger, and to the provisions of Section 83, item c) of the GCL, shareholders of Cablevisión received for each share of Cablevisión 9,871.07005 new common shares of Telecom Argentina, an exchange that was considered fair from a financial perspective by two independent valuation experts.

On July 7, 2017, Fintech Telecom, certain of its affiliates and CVH entered into an agreement, including provisions relating to our governance, which would become effective upon the Merger becoming effective, and provisions regarding share transfers and other matters that became effective immediately. See “Item 7—Major Shareholders—Telecom Shareholders’ Agreement.”

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

Since the Merger, we have advanced the convergence of the services we provide and have increased our investments in state-of-the-art infrastructure of mobile technologies and the deployment of a high-speed fiber optic network.

Significant subsidiaries

As of December 31, 2019, Telecom Argentina’s most significant subsidiaries are Núcleo S.A.E, PEM S.A.U (“PEM”), Adesol S.A., AVC Continente Audiovisual S.A. and Telecom Argentina USA Inc. In 2019, Telecom absorbed Última Milla S.A, CV Berazategui S.A. and the split off assets from PEM, which were all Telecom’s subsidiaries as of December 31, 2018. For detailed information on the Telecom’s subsidiaries, see Note 1. a) to our Consolidated Financial Statements.

Significant 2019 Events

Public Tender Offer due to change of control

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer (“PTO”) for all Class B Shares issued by Telecom Argentina listed on BYMA (including outstanding Class C Shares of Telecom Argentina that might be converted into Class B Shares before the expiration deadline) (the “PTO Shares”) at a price of P$110.85 per PTO Share. CVH promoted the PTO under regulations applicable at the time mandating a tender offer following a change of control in the Company.

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine Pesos at the foreign exchange rate in effect on the business day immediate prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and sought judicial relief.

On November 1, 2018, the Federal Civil and Commercial Court No. 3 confirmed a preliminary injunction obtained by CVH, and ordered the CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO. The injunction was extended on May 9, 2019. On July 19, 2019, the Chamber I of the Federal Civil and Commercial Court of Appeals lifted the injunction, and held in its decision that an appeal by CVH of any decision by the CNV with respect to the PTO would have a suspensive effect. However, as explained below, the PTO remained at the time subject to the injunction obtained by a shareholder of CVH -Daniel Burgueño- in separate legal proceedings.

Mr. Carlos Burgueño, a shareholder of CVH, separately initiated court proceedings with the Federal Contentious Administrative Court No. 1, Secretariat No. 1 seeking to obtain a declaratory judgment to the effect that the issuance by the CNV of Resolution No. 779/18 regulating Law No. 26,831 had terminated CVH’s obligation to conduct the PTO. The relevant provisions of Resolution No. 779/18 regulating Law No. 26,831, specifically Section 32, paragraph k) thereof, exclude from the mandatory tender offer regime certain changes of control, including those resulting from mergers into companies with publicly traded shares that comply with certain conditions. On May 9, 2019, the court issued an injunction suspending the PTO until the CNV resolves on the applicability of Resolution No. 779/18. This injunction was extended on November 15, 2019.

On December 27, 2019, CVH informed Telecom that on such date CVH was served with notice of a judgement by the Federal Contentious Administrative Court No. 1 in favor of Mr. Burgueño, confirming that CVH’s obligation to conduct a tender offer to acquire the PTO Shares as a result of the change of control in Telecom terminated upon the issuance by the CNV of Resolution No. 779/2018. The court also ordered the CNV to deem the proceedings initiated by CVH with the CNV in connection with the PTO concluded and to pay all court costs and expenses related to Mr. Burgueño’s complaint. CVH publicly informed that it will adopt all measures aimed at complying with the abovementioned judgment in due course.

Merger of Telecom, Ultima Milla, CV Berazategui and the split off assets from PEM

In 2019, Última Milla S.A, CV Berazategui S.A. and the split off assets from PEM merged into Telecom. On February 19, 2020, the CNV provided the administrative authorization of the such merger and ordered to file it to the IGJ for its registration. See Note 3.d) to our Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

AVC Continente

In September 2019, Telecom and the shareholders of AVC Continente Audiovisual S.A. (AVC Continente) entered into a Call and Put Option Agreement that for a period that expires in September 2024 enables the parties to cause the transfer of 100% of the shares of AVC Continente to Telecom for a total price of US$720,000 (plus an additional amount of 45,536 CATV average monthly fees). See Note 3.d.1.b) to our Consolidated Financial Statements.

Appointment of CEO

On October 24, 2019, the board of directors of the Company appointed Mr. Roberto Daniel Nóbile as CEO of Telecom Argentina, from January 1, 2020. Mr. Nóbile succeeded Mr. Carlos Moltini, which ceased in his duties as CEO on December 31, 2019, to assume new responsibilities in the Company, focusing on the Company’s strategic plans.

Cancellation of Treasury Shares

Between May 28, 2013 and November 5, 2013, Telecom acquired a total of 15,221,373 Class B Shares. These shares were held in treasury, and represented less than 1% of the Company’s total capital stock. During 2019 and in accordance with the provisions of section 67 of Capital Markets Law No. 26,831, all those treasury shares were cancelled and Telecom’s capital was reduced in an amount of P$15,221,373. As of the date of this Annual Report, Telecom does not hold any more Class B shares in treasury. See Note 22 to our Consolidated Financial Statements.

Recent Developments

Telecom Argentina’s Notes

On January 31, 2020, and in connection with the Global Notes Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company issued Series 3 and Series 4 notes for a total principal amount of P$3,197 million and P$1,200 million, respectively. See Note 31 to our Consolidated Financial Statements.

IDB Loan

On February 4, 2020 we supplemented a loan agreement among Telecom Argentina, the Inter-American Investment Corporation and IDB for a total amount of up to US$300 million, dated May 29,2019. Pursuant to this supplement, the Company received from IDB Invest two new disbursements for (i) an amount of US$50 million maturing on November 15, 2023 and bearing interest of LIBOR plus 4.6% which will be repaid in eight consecutive semiannual installments commencing in May 2020, and (ii) an amount of US$75 million maturing on November 15, 2022 and bearing interest of LIBOR plus a variable spread of 7-7.75% which will be repaid in six consecutive semiannual installments commencing in May 2020. See Note 31 to our Consolidated Financial Statements.

Núcleo’s Notes

On March 12, 2020, Núcleo, issued a new Series of Notes in an amount of 100 million of Guaraníes (approximately P$948 million as of the issuance date) under its Global Issuance Program, with a maturity of 60 months from the issuance date. Capital will be settled in a single payment of 100% of the total capital at maturity on March 11, 2025. The Notes bear interest from issuance until its maturity date at a fixed annual rate of 8.75%. Interest will be paid quarterly in arrears since the issuance date, with the last interest payment occurring at maturity.

THE BUSINESS

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina that is consistent with the current regulatory context of the converged ICT services industry. The Executive Committee and the CEO receive periodic economic and financial information of Telecom and its subsidiaries treating all operations as a single segment. On the basis of this information, they assess the evolution of business as a single unit of generation of results, managing resources accordingly to achieve the objectives. Under applicable accounting principles (provided by IFRS 8), it was defined that the Company has a single segment of operations in Argentina.

Also, Telecom carries out activities abroad (Paraguay, Uruguay and the United States). These operations are not analyzed as separate segments by the Executive Committee and the CEO, who analyze the consolidated information of Telecom and its subsidiaries in Argentina and abroad, taking into account that activities of foreign companies are not significant for Telecom. For a breakdown of total revenues by category of activity, please see “Item 5 – Operating and Financial Review and Prospects.” For more information see Note 1.c) of our Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Main Products and Services

As of December 31, 2019 we offered our customers a diverse range of services, including:

•	Mobile Telephony Services: Services offered under the brand “Personal,” including voice communications and high-speed mobile Internet, among others; and sale of mobile communication devices (handsets, modems MiFi and wingles), which we have the ability to finance through alliances with certain financial entities. The services are supported in the different technologies of the mobile network (2G/3G/4G);

•	Internet Services: High-speed Internet services offered under the “Fibertel” brand. Subscribers also gain to access a Wi-Fi network free of cost outside their homes throughout the Fibertel Zone;

•	Cable Television Services: We offer a wide range of cable television services under the brand “Cablevisión” such as “Cablevisión Clásico,” our basic, analog cable television product; “Cablevisión Digital,” provided through a digital decoder that gives subscribers access to radio and music channels, among others, and certain premium channels; “Cablevisión HD,” provided through a high definition decoder that grants access to over 90 high definition channels; “Cablevisión On Demand,” that grants subscribers access to an “On Demand” service that includes a wide range of content; and “Cablevisión Flow,” that enables our subscribers to access TV content on multiple devices such as smartphones, tablets and smart-TVs; and

•	Fixed and Data Services: voice communications, supplementary services, interconnection with other operators, data services, and IT solution outsourcing, among others.

➢	Mobile Telecommunications Services

Overview

Our mobile telecommunications service offerings in Argentina under the brand “Personal” include voice communications, high-speed mobile Internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches).

As of December 31, 2019, we had approximately 19,084 thousand mobile subscribers in Argentina.

Through Personal, we provide mobile services on 850 MHz and 1,900 MHz bands, through GSM and 3G technology through the Servicios de Telefonía Móvil (“STM”), Servicios de Radiocomunicaciones Móviles Celular (“SRMC”) and PCS networks. In addition, Personal offers LTE technology service (through the SCMA network) relying on the frequency bands awarded to Personal in 2014 and 2015 (1730-1745 MHz; 2130-2145; 713-723 MHz and 768-778 MHz).

Residential and Corporate Services

We offer mobile telecommunication services to residential and corporate subscribers through a variety of flexible options. These options include prepaid, post-paid and “Abono Fijo” (mixed) plans.

•	Prepaid Plans. Under prepaid plans, subscribers pay in advance for services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Our mobile telecommunication subscribers may browse the Internet, make and receive local, national and international calls and buy multimedia content. We offer a variety of “packs” which enable customers to use the abovementioned services at lower prices. These packs may include a fixed amount of minutes to make national or international calls, SMSs, and a quota of megabytes to access the Internet, among other services.

•	Post-Paid Plans. Under post-paid plans, subscribers pay a monthly fee for a particular plan, plus charges for additional services not included in such plan. Most of the plans we offer include a quota of megabytes for browsing the Internet and unlimited airtime for on-network calls and SMS. Depending on the price, some plans include an amount of free seconds or unlimited airtime for off-network calls. Once the included seconds have been used, subscribers can continue using the mobile service at a set price per second. Subscribers can also buy packs of additional megabytes to continue browsing the Internet after they have used the megabytes included in their monthly plan. The charges for additional airtime, megabytes or multimedia content, are added to the following month’s bill. Under post-paid plans, we also offer M2M plans, based on the “Internet of Things” (IoT) concept, which refers to the digital interconnection of everyday objects with the Internet, and are specially focused on business customers. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	Abono Fijo. Under the “Abono Fijo” plans, a subscriber pays a set monthly bill. As in post-paid plans, most of these plans include a quota of megabytes for browsing the Internet, unlimited airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the prepaid seconds have been used or the Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system.

In 2019, we continued to drive our strategy with a focus on brand repositioning with the concept “The fastest 4G network in the country,” supported by investments made in new mobile sites and in the modernization of existing sites. We seek to strengthen the positioning of the Personal brand in the market by reinforcing the qualities most valued by customers: coverage capacity and connectivity speed.

In line with the convergent model, Flow’s “Zero Rating” (Flow Pass) was implemented for high-value mobile customers, through which Flow traffic carried on the Personal mobile network is not discounted from their data quotas.

In August 2019, Personal was the first operator to launch the eSIM service, the new generation of SIM that does not require the insertion of a physical chip in the smartphone. It is a new milestone of Personal innovation that enhances the experience of our customers. This development reinforces our strategy of growing sales and after-sales processes, and expanding the portfolio of new services linked to the Internet of Things (IoT).

During 2019, we worked in international services with a focus on increasing efficiency in international traffic management, minimizing the cost of the service to sustain the simplification and evolution of the roaming offer and achieve a higher perceived quality.

As in 2018, we included international roaming service in the plans we offer. Customers have available in their plans an amount of gigas for the use of data roaming service and free WhatsApp in Uruguay, Paraguay, America and Europe, among others.

Through Club Personal, Telecom’s free, nationwide fidelity program, Telecom offers customers discounts on third-party products (cinemas, restaurants, ice cream shops, theaters, supermarkets, gasoline, among others) and points that can be exchanged for products. In 2019, we consolidated Club Personal as our single loyalty program “Convergent Club Personal,” offering and communicating our convergence benefits in a unified way through a new online application that allow customers of Personal, Cablevisión and Fibertel brands to use the Club Personal program discounts. As part of our ongoing development of customer service platform, we will strive to enter into new partnerships to enhance the catalog of discounts with nationally and internally recognized and entertainment venues. In 2020 we expect to continue our efforts to improve our fidelity program by targeting awards according to revenues generated by our customers.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to provide the wholesale services summarized below.

•	International Business. During 2019, we continued to strengthen our position in the international roaming services market, including new locations and services 3G, 4G LTE and CAMEL agreements (Customized Applications for Mobile Network Enhanced Logic), in order to provide a better user’s experience to our subscribers. In 2019, we entered into 10 GPRS, 17 3G, 31 LTE and 37 CAMEL agreements, reaching a total of 412 commercial international roaming agreements, covering more than 180 countries.

•	Domestic Business. Our wholesale services are comprised of call termination in a mobile network (TLRD), interconnection traffic (which include origination, transit and transport charges), national roaming sold to other operators in connection with the use of our network, as well as sales and leasing of infrastructure sites.

Network and Equipment

In terms of infrastructure, during 2019 we made efforts to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks, and deploying fiber optics to connect all homes with broadband, which also had an impact in on fixed and data network. We also implemented the new IMS platform (IP Multimedia Subsystem) functionalities, geared towards the convergence and evolution of services such as VoLTE (Voice over LTE), VoWifi (Voice over Wi-Fi) or VoIP (Voice over IP). By the end of 2019, approximately 10% of voice traffic was carried over this platform, with about 1 million registered lines and 4.5 million provisioned lines.

During 2019, service providers in Argentina continued to make significant capital expenditures in new network infrastructure for the enhancement and deployment of 3G and 4G technology, which allows for higher transmission speeds needed for data transfer, video calling and Internet browsing.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The deployment of 4G reaches 1,689 localities with coverage of 98% of the population of major cities. In addition, the deployment of 4G + services continued to advance throughout the country, thanks to the solution of Carrier Aggregation 4G (use of two simultaneous frequency bands). Our customers with access to our 4G network perceive a better service experience, primarily with faster speeds that reach 300 Mbps, with capacity to reach speeds of 1,000 Mbps.

Additionally, we continued to increase the number of radio base stations connected with optical fiber and full IP protocol, allowing for the availability of needed broadband, in the present and for future services.

Competition

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that the ENACOM sets prices for wholesale local interconnection services. There are currently three mobile operators offering nationwide service. Telecom, Telefónica Móviles Argentina and América Móvil. According to the statistics published by the ENACOM, the penetration of mobile service in Argentina has reached 146.2% of the population in 2016, 139.9% in 2017, 132.9% in 2018 and 128.6% in 2019. This information regarding penetration of mobile service is an estimate, based on demographic data from Argentina’s 2010 national census as there are no official statistics published in Argentina, and only considers lines serviced by the three operators providing nationwide mobile telecommunications services.

Nextel

Until June 30, 2019, through Nextel, we provided Integrated Digital Enhanced Network (“IDEN”) telephony services to customers which enabled us to offer “push to talk” technology to such mobile services customers. In January 2018, we began a campaign to migrate Nextel customers to the Personal brand. During, 2019, we completed the migration of customers from Nextel to Personal and the Nextel network was shut down.

➢	Internet Services

Overview

We provide broadband Internet services in Argentina. Broadband Internet access, often shortened to “broadband,” is high data rate Internet access. Broadband can be delivered through four technologies: cable modem (HFC), ADSL, optic fiber (FTTC and FTTH) and wireless; being cable Modem and ADSL the most widely used. We market our cable Modem services through our “Fibertel” brand and in partnership with other Internet services providers. We market our ADSL service through “Fibertel” and “Fibertel Lite” brands and in partnership with other Internet services providers.

With respect to access networks, our strategy aims to satisfy the rising broadband demand, mainly for downloading videos and multimedia content from the Internet. In this respect, we intend to continue the expansion of our access fiber optics infrastructure, using different modalities and technologies, which have been optimized based on demand of services provided and different geographic locations.

During 2019, we continued deploying our FTTH network granting more customers access to ultra-high internet velocity with speeds of 300MB and also upgrading the customer base average speed by migrating customers to our HFC network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2019, the number of customers with access FTTH technology has grown 76% compared to December 31, 2018. Internet dial-up service represents a marginal percentage of our revenues. We continue to provide this service to a small market where broadband service is not available.

In order to increase our access to the Internet, we have acquired some IRUs on a submarine facility of Latin America Nautilus (LAN), which connects Argentina with the United States (Miami) through a submarine fiber optic ring. These rights, which last for 15 years, allow the interconnection of our IP backbone with IP Transit providers in Miami. We have also contracted international capacity under lease modality (IP Transit) in Buenos Aires to ensure better performance regarding regional traffic. In order to have a reliable service these IP Transit is provided by two capacity providers in a redundancy geographical path (Latin American Nautilus and Telxius Cable Argentina).

Residential and Business

As of December 31, 2019, we provide data transmission and Internet services, including traditional broadband, Internet dedicated lines (fiber links for corporate customers), private networks, national and international video streaming, transportation of radio and TV signals and videoconferencing services. As of December 31, 2019, we had approximately 4.1 million Internet subscribers, as compared to 4.14 million subscribers as of December 31, 2018.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We believe that Fibertel is the broadband service that offers the best selection of speeds in the Argentine retail and corporate market and at competitive prices. During 2019, we continued to improve the quality of the service and customer experience. Through the Fibertel brand, we provide high-speed Internet services in the AMBA, Córdoba, Rosario, Campana, Río Cuarto, Posadas, Salta, Olavarría, Pergamino, Mar del Plata, Bahía Blanca and Santa Fe, among other cities in Argentina.

The internet connectivity products we provide through the Fibertel brand are specially tailored to the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services. As of December 31, 2019, our customers had an average access to networks of 48.4 megabytes.

Additionally, we offer international IP access through well-known global backbone providers.

Network and Equipment

In order to continue bringing fiber optic to customers, we consolidated the deployment of the different fiber optic architectures (FTTH and HFC), substantially improving the possibility of offering high speed services. This deployment encompassed residential and corporate customers, new neighborhoods, gated communities, high-rises and shopping centers. With respect to the FTTH networks, their deployment allowed us to expand coverage. With respect to HFC, the reduction of the serviced areas resulted in a greater capacity for users. HFC users were also switched to Docsis 3.1 carriers, which also allowed us to increase the network capacity and provide higher speeds and IP video deployment.

Competition

We face nationwide competition in the Internet service market in Argentina from Telefónica, AMX Argentina Gigared and Telecentro (providing a triple-play offer), among others. During 2019, both Telefónica and AMX accelerated their investments for the construction of their fixed FTTH networks, increasing their penetration and ability to serve households in different areas of the country. This presents a new challenge for us with respect to the competitive scenarios of prior years, as new players with international support are aggressively entering the market. Our data services business faces competition from Telefónica, AMX Argentina (commercially known as Claro), and from several providers of niche data services such as Level 3 Argentina, IPlan and others.

➢	Cable Television Services

Overview

We deliver a two-way network with a bandwidth capacity of more than 1 GHz to approximately 81% of the homes passed through our cable network (87% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2019, we had approximately 3.5 million cable subscribers.

Our Cable Television Networks and Operating Regions

As of December 31, 2019, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of December 31, 2019, Telecom served approximately 3.5 million cable television customers. As of December 31, 2019, Telecom’s cable network covered approximately 51,000 kilometers, and its interurban fiber optic network passed through approximately 12,000 kilometers.

Retail and Corporate Programming and Other Cable Television Services

In 2019, we invested significant resources to expand the variety of programming options in order to appeal to potential new subscribers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, digital packages, DVR, HD packages, video-on-demand services (VOD) and magazine distribution.

We purchase basic and premium programming from more than 50 signal providers. Programming arrangements are primarily denominated in Argentine Pesos. Fees paid to signal providers under these arrangements are linked to the growth of our cable television subscriber base and the fees charged.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Basic Digital Service

We offer the digital service in AMBA and other cities of Argentina (such as Córdoba, Rosario, Santa Fe, among others). This service gives subscribers the option to increase the number of channels offered and includes an onscreen programming guide.

HD Services

We offer high definition versions of our Basic HD and our Premium HD Packages, such as Cablevisión Max HD, in locations where the required technology to broadcast this format has been deployed. This programming package includes a large variety of genres such as sports, movies, series, documentaries and music, with high resolution and better image quality. This offer also includes open air channels under an HD format.

Through our HD platform, we broadcast events using 3D technology for subscribers of the Premium HD service program that have the necessary equipment for this type of technology. We offer our HD customers a new VOD service that enables them to purchase programs or packages offered through an onscreen programming guide, with access to certain free services.

The Flow STB service (which provides all of its programming in HD) offers our clients the option to pause, rewind, start from the beginning and record contents. On the other hand, during 2019 we incorporated the option to access different apps such as YouTube and Netflix, and in the case of Netflix the client may conduct integrated content search.

Premium Services

Our customers are given the option to acquire premium additional packages not included in the basic package by paying an additional fee. These packages and services include channels in addition to those included in the basic package, provide exclusive content, and divide such content by movie genres, adult programs and sports, or a combination of these categories. Premium subscribers receive a free digital box that enables them to access this service and gives them the option to choose pay-per-view programs.

Over The Top Services

In order to enhance our customers experience while accessing our content offer, we offer a digital platform branded “Flow” that integrates television channels with On demand content. Through Flow – which uses the fastest fiber optic network in the country - , our customers are able to watch television at any time and place and from any device (such as tablets, smartphones and smart TVs, among others). Flow allows us to distribute contents through an IP structure coupled with digital television quadrature amplitude modulation, which included adequate security measures. Flow enabled Telecom’s customers to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand”, contents and “cloud DVR” (which permits subscribers to save content in the providers database instead of the subscribers digital recorder).

Network and Equipment

Our network’s trunk or backbone portion in AMBA consists entirely of fiber optic cable. We built a fiber optic cable ring around the City of Buenos Aires that provides network redundancy (which helps ensure network availability in the event of a network device or path failure resulting in unavailability) and improves overall network reliability. We have deployed a similar fiber optic network architecture in Córdoba and Salta, in the Central Region, and in the cities of Santa Fe, Paraná and Rosario in the Litoral Region.

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

Our cable networks outside of the areas described above are built with coaxial cable architecture. We intend to continue extending the fiber optic cable and other technological improvements that currently exist in AMBA and the main cities of the other three regions, such as hybrid fiber coaxial technology, to other operational cities within such regions as part of its long-term plan to expand and improve its network capacity.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

With respect to cable television transmission, we face competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of our licenses, our cable systems frequently have been overbuilt by one or more competing cable networks, in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA Region, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network. In addition, the Argentine government has distributed digital boxes to certain sectors of the population that provide free access to certain channels in connection with the Argentine Terrestrial Digital Television System.

Paid television industry is highly fragmented, and our largest competitors are Telecentro S.A., which is focused in the AMBA Region, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. In addition, Telefónica and AMX consolidated their offer of video products together with fixed broadband, in the context of the development of their fixed network. Telecom also considers Over-The-Top internet video system providers such as Netflix, Prime Video and On Video as competitors.

Among paid television systems, competition is driven primarily by:

•	price;
•	programming services offered;
•	customer satisfaction; and
•	quality of the system.

➢	Fixed and Data Services

Overview

We own and operate a fixed local line telephone network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Following the opening of the entire Argentine market to competition in 2000, we expanded our footprint to the Southern Region of Argentina, to provide nationwide coverage. Fixed and Data Services are comprised of the following:

Residential and Corporate Telephony Services

•	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2019, we had approximately 3,183 thousand fixed telephony lines in service.

•	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

Wholesale Services

During 2019, we remained one of the leading providers of wholesale telecommunications solutions for various fixed and mobile operators, independent operators, local operators, public telephony licensees, cable operators, internet service providers, TV and radio channels, production companies and other service providers. Wholesale services include:

•	Interconnection services. Interconnection services include, among others, traffic and interconnection resources, dedicated Internet access services, transport of video signals in standard definition and high definition (which allows our clients to play multimedia content via Internet without the need of download), streaming audio and video, dedicated links, backhaul links for mobile operators, Internet Protocol Virtual Private Network and data center hosting/housing services.

•	Data and Internet services. During 2019, Telecom focused its business development on the IP transit service, which is demanded by the different operators and internet service providers to sell Internet connectivity to their customers in different market segments, generating a significant increase in the consumption of bandwidth, both locally and internationally. This management decision allows us to strengthen our position as a provider of solutions for the broadcasting segment by offering transportation solutions for audio and video signals both as dedicated private links and on the Internet. We also provide solutions to cable operators and TV channels for the distribution of video signal.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	International Long-Distance Service. We hold a non-expiring license to provide international telecommunications services in Argentina, including voice, data services and international point-to-point leased circuits. Revenues consists mainly of connectivity to the Argentine telephone network, bandwidth capacity under IRU, international point to point lease circuits and data and IP transit services. During 2019, in furtherance of regulatory requirements, Telecom began negotiations with local operators related to the national interconnection business and to a new modality of network infrastructure sharing (RAN Sharing), which is expected to optimize 4G local coverage mobile deployment.

During 2019, Telecom increased sales of IP and Datacenter hosting housing services to customers in Uruguay. During 2019, we continued our efforts to promote wholesale products that generate higher margins , which include services for OTTs and for temporary events. Our presence in the United States through our subsidiary Telecom USA, enabled us to revitalize trading links with leading providers of content and services in the cloud of the United States.

Corporate Data Services

We serve leading companies in the Argentine market as well as the national government, provincial governments and municipalities. These large customers demand cutting-edge technology and solutions tailored to their needs, including voice, data, Internet and Value Added Services.

In response to the constant changes demanded by the market, we maintained our strategy to position ourselves as an integrated service provider for large customers by offering convergent ICT solutions, including fixed and mobile voice, data, Internet, multimedia, datacenter and application services through sales, consulting, management and specialized and targeted post-sale customer services.

The main solutions offered to large customers in recent years —that also continued during the year ended December 31, 2019— included, among others:

•	expansion of the truncated digital communications system for various agencies of the Autonomous City of Buenos Aires;

•	extension and renegotiation of 911 systems for public safety management;

•	a datacenter solution in alliance with Oracle to optimize operations for a supply chain management company;

•	the launch of the “connected-car” solution in association with Chevrolet, integrating the Jasper service. Jasper is a platform for the administration of “Internet of Things” (IoT) services which allows both us and the client to set up the accounts, create automation rules, and generate reports to measure traffic volume, among other variables, and

•	implementation of unified communications, networking, collaboration and firewall solutions, with CISCO technology, for an insurance company.

The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. We also provide certain value added services, including electronic standard documents telecommunication software exchange and fax storage and delivery service. Our corporate data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. The corporate data transmission services we provide are mainly Ethernet and IP services.

During 2019, we maintained our focus on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the world class multi-site network of datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued investing in our major datacenter in the city of Pacheco, province of Buenos Aires consolidating its position as leader in the market and enhancing the level of services supplied. These investments are intended to support business growth in the next few years with the highest market standards.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Network and equipment

Our network strategy, for the medium- and long-term ranges, focuses on satisfying the demand of the services we provide, improving our customers’ experience and promoting technology evolution.

With respect to the “core” network, we seek to continuously increase the capacities and availability of the services offered to our customers. In addition, we continued implementing the standardization of protocols and network architectures, to enhance the efficiency of our operation and maintenance, with cost reductions on those activities.

Competition

As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Telmex, AMX Argentina (commercially known as Claro), Level 3 Argentina (commercially known as “Level 3 Communication” formerly “Global Crossing”), IPlan, Telecentro, Telefónica (principally in the Southern Region) and Telecom (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service to retail customers in the Southern Region. If our competitors increase their presence in the Northern Region, we expect that we will face additional pricing pressure and experience a slight loss in market share in the Northern Region.

Regarding data services, our main competitors are Centurylink and Edgeconnex (an international datacenter specialized company that increased its market presence during 2019).

Finally, and regarding wholesale services, the main competitors in Argentina for connectivity services are Centurylink (formerly “Level 3 Communication” and “Global Crossing”), Telefónica, ARSAT (a Government owned company) and Silica (Datco Group). This competition causes permanent pricing pressure and forces Telecom to deploy commercial strategies to mitigate the impact of those initiatives on its market share. On the other hand, and in relation with local interconnection traffic, the ENACOM sets prices for this service.

➢	Subsidiaries in Paraguay and Uruguay

Paraguay

We provide nationwide mobile telecommunication services in Paraguay through our subsidiary, Núcleo, under the brand “Personal”. Telecom holds 67.5% of the capital stock of Núcleo and the remaining 32.5% is held by ABC Telecomunicaciones S.A., a Paraguayan corporation. Núcleo was granted licenses to provide commercial mobile services, Internet access and videoconference and data transmission services in Paraguay.

In 2019, Núcleo continued its innovation efforts in the residential customer sector by proposing Flow to its customers, an unique and disruptive product that we believe captivated the attention of the market. Through Flow —which uses the fastest fiber optic network in the country—, its customers are able to watch television at any time and place and from any device. Flow counts with more than 100 channels (of which more than 80 are in HD) and a catalog of more than 6,000 titles of movies and TV shows “On demand.”

Núcleo had 2.4 million mobile subscribers both as of December 31, 2019 and 2018.

Núcleo is the controlling company of Tuves S.A., holding a 99.99% of its capital stock. Tuves S.A.’s main activity is the distribution of satellite TV and audio signals to customers’ homes.

Network and Equipment

In 2019, Núcleo continued the deployment of the fixed network, reaching 350 thousand homes, which allowed to improve the country connectivity and the economic convenience to its customers.

Competition

Currently, there are four participants in the mobile telecommunications services market in Paraguay. Operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. As of December 31, 2019, Núcleo’s main competitor was Tigo (a Millicom International Cellular subsidiary). Tigo holds a significant market share in terms of revenues.

In relation to Flow, there are two other operators that offer similar services in the Paraguayan market, Tigo and Claro, being Tigo the main competitor with its “OneTV” service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Uruguay

Telecom provides management and administration services to companies that render cable TV services in Uruguay under the brand Cablevisión through Telemás S.A., one of the Adesol’s subsidiaries.

As of December 31, 2019, Adesol had approximately 142,000 subscribers in Uruguay provided cable television services under different technological platforms.

Strategic Agreement

During 2019 an agreement was signed between Antel and Telemás S.A. This alliance allows customers to access Flow through Antel Internet access service “Fiber in your home.” Customers of this Internet plan throughout the country can incorporate a Set Top Box of Cablevision Flow. This new Set Top Box also has Youtube and Netflix applications integrated into the platform and also applications of local radios and music.

Network and Equipment

During 2019 we offered services through UHF (Ultra High Frequency) and DTH (Direct To Home) Platform in Montevideo and the metropolitan area comprising Ciudad del Plata (department of San José) and different locations in the department of Canelones (Southern Area).

During 2019, Telmas S.A. completed the migration process of its customers in the Southern Area from the UHF platform to the satellite platform, as provided by Decree No. 387/017.

This process involved the coordination and technical visit of more than 86,000 customers and 220,000 Set Top Boxes. It had a total cost of US$14.5 million, of which US$7 million were received as a compensation from the Uruguayan State.

This evolution towards the satellite product, together with the platform Flow, which allows customers to enjoy the programming grid and on demand contents from any device, is another step forward that places our Cablevisión brand at the forefront of the industry and strengthens its leadership in Montevideo and different areas in Canelones and San José.

Competition

The television market in Uruguay has approximately 700 thousand subscribers. DirecTv Uruguay holds a 27% share in that market after Cablevisión, which holds a 20% share, and the rest is divided among different local distributors. Only Directv can sell its services across the whole country, while Cablevision and the rest of the cable television operators have only territorial licenses. Although Cablevision maintained its market share throughout the last years, the exponential growth of Directv led to the detriment of the rest of the operators.

In Montevideo, Cablevisión leads the market with a 24% share, followed by Directv with a 19% share.

The market showed a downward trend, marked by the increase of online entertainment alternatives, mainly NETFLIX, which increased its customers base during 2019 by 25%, representing 70% of the TV market subscribers.

INFORMATION TECHNOLOGY STRATEGY

Following the Merger, we have been implementing various initiatives towards a convergent business structure by merging duplicative processes and platforms in order to create synergies and efficiencies within our organization, which we believe enable us to improve the quality of the services we provide. Among the highlights of the year 2019, we can mention:

•	Business Support Systems Transformation (the “#FAN Program”). The FAN Program is an initiative to implement a comprehensive refurbishment and convergence of the platforms that we rely on to manage our customer relationships (CRM), including the delivery, charging, billing and collections methods, by integrating different cloud and “on premise” frameworks. In 2019, we deployed the #FAN Program for prepaid mobile customers in 16 localities. Also, we gave customers an option to switch from a prepaid plan to a postpaid plan during 2019, but only in some selected localities.

•	Real Time Decision and Diagnostics Tools. We continued the developing of our “Real Time Decision” capabilities. This allows us to execute personalized and analytically optimized decisions, giving customers a unique, differential and personalized offer. We also simplified our mobile diagnostic tool, performing the analysis of events in real time and allowing the creation of incidents in our incident’s management tools, allowing quick resolution of the reported failures.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	Corporate Systems. We improved the efficiency of our corporate and financial systems by deploying the same solutions throughout our subsidiaries. We also started the necessary steps to migrate certain of our legacy systems to state of the art systems (e.g. SAP S4). Additionally, back office processes (support activities for the management of the Company) were defined to be considered in the implementation of SAP Hana S4 and Ariba (implementation is planned for the second quarter of 2020). Also, in 2020, we implemented Concur, a tool that promotes self-management for minor expenses and travels. Finally, we have also continued our efforts to shut down legacy processes and systems that are no longer in use.

•	Digital Office. We pursued efforts to digitalize our office space and ensure an efficient use of our technology resources (e.g. replacing equipment unifying corporate networks).

Technical systems and operational support

•	We continued developing the OSS program (Operation Support System) to provide a comprehensive vision and follow-up to all the technical projects that will be key to the transformation of the operation and our business. The highlights were:

❖	Workforce Management: we finished the migration of all the technical bases of Argentina and Uruguay that manage the HFC network and we began the migration of the application to the cloud.
❖	Diagnostic Portal: we carried out the implementation of the new portal for the basic technical diagnosis of our customer’s incidents.

•	We developed a multi-platform automatic activation system that allows the activation, validation and verification of the services subscribed by our customers during the sales and post-sales processes, reducing installation and repair times at our clients’ homes.

•	We unified in a single tool the services provided by six incidents reporting tools, unifying claims administration. This had an impact on more than 4,000 operations per month.

•	We integrated more than 80 network tools in our new fault management system, which deals with more than 100 million of events per month, reducing response times by more than 88%.

Datacenter Operations

During 2019, we continued to implement technological updates in the main business support systems. These updates allowed to provide greater stability and performance to the main Telecom systems.

The Service Assurance Program was launched in replacement of the Legacy Stabilization Program to focus on maximizing the availability and performance of the critical services that support our business. It was created to define preventive and corrective actions that allow leveraging continuous improvement. Within this framework, significant improvements were made to the operating models that support Field Service, Customer, Digital and Flow business processes. Also, a review model of operational processes was implemented with Cloud, SaaS (Software as a Service) or PaaS (Product as a Service) providers to ensure that the different migrations or launches respond to the operational needs of the business, providing better response time to complaints from our customers.

MARKETING AND CUSTOMER CARE

Sales and Marketing

Telecom’s marketing strategy focuses on cross-selling the full range of services to its subscribers, to offer innovative services to its existing customers, and to upgrade existing broadband customers to higher speeds. An increase in the number of subscribers who receive all of Telecom’s fixed and mobile telecommunications, cable television and Internet services, together with an increase in the numbers of services provided to its existing subscribers is expected to result in an increased ARPU.

Telecom’s marketing activities included:

•	advertising on television, radio, newspapers, billboards on the streets and local programming channels offered to customers;
•	personal visits to current and potential customers;
•	telemarketing directed to potential and former customers, as well as current customers who have not subscribed to any premium services;
•	mailing information and special promotional material to current and potential customers; and
•	special events for Telecom’s customers, some of which are sponsored jointly with programming providers.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Customer Support

Telecom’s customer service operations related to cable television services and Internet services are provided through a unified center (the “Contact Center”) available 24 hours a day and 365 days a year. Telecom’s cable television services and Internet services customers can contact the Contact Center by phone, e-mail and chat through its website, as well as through social media such as Twitter and Facebook. Accessibility through social media is particularly important in Latin American countries and especially in Argentina, which has a high degree of social media penetration.

Telecom’s customer service operations related to fixed and mobile telephony services, Internet and cable television services include specialized call centers and approximately 6,700 customer service representatives consisting of in-house and third-party personnel. By calling the customer service hotline, mobile telephony customers can make inquiries about their accounts. Our model of care includes a special telephone channel for high-value customers (“Black” and “Business” accounts). In line with current market demands, we also provide the option for account self-management through special online portals, therefore simplifying the procedure and providing our customers with alternatives. Access to these online portals includes processes for validating customer identities and analyzing behavioral patterns to anticipate their needs.

Telecom has special customer service programs specifically tailored to the convergent solutions we provide. We implemented and unified in a single contact center platform the different client-to-provider contact channels (including telephone, face-to-face contacts, social networks (Twitter, Facebook) and Multimedia (chat, email)). Services provided to our mobile customers will tentatively be incorporated to this platform during 2019. We implemented a real-time decision platform to deliver personalized customer service.

In addition, Telecom also offers a paperless option for invoices and other customer service processes, replacing them with free digital invoices.

In 2019, Telecom’s customer satisfaction indexes have been remained above its goal of 85%, based on top two box methods, confirming the excellence of the services we provide. Telecom believes that its attention to customer service differentiates it from its competitors and is rewarded with customer loyalty.

SUSTAINABILITY

Telecom carries out its activities and operations taking into account the importance of telecommunications services and the Company’s global impact on the communities it caters to.

The Company’s management considers the contribution of telecommunications to the Argentina’s economic and social development of the country. For this reason, Telecom has developed a social investment plan that focuses on the promotion of the use of technology as a tool for the progress and the growth of communities. The plan currently is comprised of two initiatives:

•	Digit@lers: free programming courses aimed at young people who are interested in developing their future in the technology industry; and

•	Nuestro Lugar (Our Place): promotes the responsible, safe and creative use of technology in children and teenagers, through cyber-citizenship and educational robotics workshops in schools. It also includes teacher training for the use of mobile technologies in the classroom.

As operators of fixed and mobile telephony, cable television and Internet, we understand that technology has great potential to collaborate with the development of our society and the people who are part of our community. Therefore, we promote the social use of technologies and digital literacy to generate new capabilities and promote human development.

Telecom has been an adherent member of the United Nations Global Compact since 2004, and complies with the 10 principles of human rights care, employment quality, environmental care and the fight against corruption. Telecom’s commitment is ratified every year and is part of our sustainability model. Also, this model is based on the Code of Ethics and Conduct of the Company that incorporates, through declarations of principles and values, moral and ethical foundations of a universal nature within the organization.

The sustainability management plans and monitors the actions in this area, and coordinates the Action Plan with an operational group, comprised of managers from all Company’s internal areas, to advance in the management of social and environmental impact.

With the commitment of the entire organization, the Company seeks to sustain the maximum economic performance in balance with the impacts and opportunities in the society and its environment.

The 2019 Sustainability Plan promoted good practices aimed at all stakeholders - community, collaborators, suppliers, environment, customers and investors - and aimed to enhance the contribution of social and environmental performance of Telecom.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

MANAGEMENT OF CHURN

Churn refers to the termination of a mobile telephony, cable television or Internet services customer’s account. The churn rate is determined by calculating the total number of disconnected customers of each of our mobile telephony, cable television and Internet services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period. Reductions in fixed telephony lines in service refers to the reductions of fixed telephony lines in service that form part of the public telephone network, or are connected to such network, as of the end of two relevant measurement periods. We seek to enforce a strict disconnection policy, which provides for the disconnection of cable television services after a three-month period of non-payment and delivery of a notice of disconnection. With respect to Internet services, we disconnect services after a two-month period of non-payment and delivery of a corresponding notice of disconnection. With respect to mobile telephony services, we disconnect services after a 150-day period of non-payment and delivery of a notice of disconnection. Because most of our mobile telephony services are provided under the Personal brand, historical average monthly churn rates for mobile telephony services customers, included in this Annual Report for comparative purposes, reflect Telecom’s operations prior to the consummation of the Merger.

REGULATORY AUTHORITIES AND FRAMEWORK

Our activities are affected by, and will continue to be affected by, among others, rules and regulations applicable in Argentina, Paraguay and Uruguay, which we describe below. Our fixed wholesale telecommunications operations in the United States are subject to the authority of the Federal Communications Commission (the “FCC”).

REGULATORY AUTHORITIES

The regulatory authorities described below are primarily responsible for regulating the ICT services we provide. Other authorities also have jurisdiction over different aspects of our operations, including, without limitation, antitrust authorities, the CNV, the public registry of commerce and tax authorities.

Argentina

The ENACOM is the principal regulatory body responsible for the regulation, control and supervision of the ICT sector. The ENACOM is an autonomous federal agency within the purview of the Secretary of Public Innovation (which, in turn, is under the supervision of the Cabinet of Ministers).

Paraguay

Our mobile telecommunications services in Paraguay are subject to the authority of the CONATEL. Our subsidiary Personal Envíos (which received authorization to operate as an Electronic Payment Company) is supervised by the Central Bank of Paraguay.

Uruguay

Our subsidiary Adesol is a related party of Bersabel S.A. and Satélite Visión S.A., entities that own licenses to provide subscription broadcasting services in Uruguay and are subject to the authority of the URSEC.

REGULATORY FRAMEWORK

Argentina

In Argentina, the provision of fixed and mobile telecommunications services, Internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The legal and regulatory framework applicable to our business includes:

•	Argentine Digital Law of 2014 (Law No. 27,078 as amended by Decree of Need and Urgency No. 267/15 and Decree No. 1,340/16, or the “LAD”), which establishes the legal and regulatory framework applicable to information and communication technologies (“ICT”) services;

•	Law No. 19,798 (to the extent it does not conflict with the LAD);

•	the Transfer Agreement and the Privatization Regulations that regulated the privatization process; and

•	the licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Argentine Digital Law

The LAD provides for a single country-wide license and individual registration for information and communication technologies (ICT) services (Licencia Única Argentina Digital). Pursuant to the LAD, licensees of ICT Services are required to set prices that (i) are fair and reasonable, (ii) cover the exploitation costs and (iii) tend to maximize the efficiency of the supply of these services while maintaining a reasonable operating margin. The LAD also amended the Universal Service (see “—Universal Service”), includes a declaration of public interest of the development of ICT and its associated resources in order to ensure complete neutrality of ICT networks and grant all users the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions or discrimination. The LAD allows licensees of ICT Services to provide audiovisual communication services (except for those provided through satellite link).

In the past few years, the regulatory framework applicable to services provided by Telecom in Argentina went through a significant number of changes allowing, as of January 1, 2018, the joint provision of fixed and mobile telecommunications services, cable television services and internet services, known as “quadruple play.”

Telecom’s License

Telecom holds a non-expiring Unique Argentine Digital License (Licencia Única Argentina Digital), which allows Telecom to provide the following services:

•	local fixed telephony;
•	public telephony;
•	domestic and international long-distance telephony;
•	domestic and international point-to-point link services;
•	value added services (VAS);
•	data transmission;
•	videoconferencing;
•	transportation of audio and video signals;
•	Internet access;
•	mobile telecommunication services (STM);
•	mobile radio communication services (SRMC);
•	personal communication services (PCS);
•	advanced mobile communication services (SCMA);
•	subscription broadcasting service (by physical and/or radio electric link); and
•	radio electric service of concentration of links (SRCE).

UNIVERSAL SERVICE

The licensees of ICT Services are required to make contributions to the Universal Service Fiduciary Fund equivalent to 1% of the total accrued revenues from the provision of ICT Services, net of taxes and charges. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the Universal Service Fiduciary Fund, pursuant to which licensees required to make contributions may make certain deductions or submit claims (including for or with respect to amounts incurred by the licensees in the provision of certain services relating to the achievement of universal access of telecommunications services throughout Argentina).

For information on the impact on the Company of the Universal Service regulation, including discrepancies between Telecom and the regulators with respect to deductible amounts, see Note 2.d) to our Consolidated Financial Statements.

SPECTRUM

•	SC Resolution No. 38/14

Pursuant to SC Resolution No. 38/14, the auction for frequencies of the Personal Communication Services (PCS), the Cellular Mobile Radiocommunication Services (SRMC), as well as frequencies of the new spectrum for the Advanced Mobile Communications Service (SCMA) were awarded to us. Personal presented its economic bids and was awarded Lots 2, 5, 6 and 8 by Resolution SC N° 79/14 (SCMA) and Resolutions SC N °80/14, 81/14, 82/14 and 83/14 (PCS and SRMC).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Through SC Resolution No. 25/15, issued on June 11, 2015, Personal was assigned the remaining of Frequency Bands which formed Lot No. 8.

Secretary of Modernization Resolution No. 865/2019, published in the Official Gazette on June 5, 2019, provided that the SCM (Mobile Communications Services) providers awarded spectrum under an auction relating to SCM must enter into automatic national roaming agreements or other alternative technical infrastructure sharing solutions to assure coverage in roads and locations between 500 and 10,000 inhabitants, during the period established for the fulfillment of its obligations of network deployment and coverage, and up to the end of the award. The Company has filed with ENACOM the agreement concluded with Telefónica within the framework of the provisions established in this regulation with the ENACOM.

•	ENACOM Resolution No. 3,687-E/17 call for the on-demand frequency allocation

ENACOM Resolution No. 3,687-E/17 provided the call to Mobile Communications Service providers to bid for the allocation of certain frequencies (the radio spectrum from 2,500 to 2,690 MHz). Such resolution, detailed the procedure for the selection of the providers (among those qualified to participate in the call) as well as their obligations and compensation.

On July 5, 2017, the ENACOM notified us that the frequencies included in one of the aforementioned lots (Lot C) were assigned to Personal. However, such assignment is no longer effective as a result of a resolution of the ENACOM issued in 2019.

OTHER MATERIAL REGULATIONS

Telecom is also subject to the following material regulations in Argentina, among others:

•	Regulation of ICT services, which regulates the relationship between the Company and its customers of ICT services.

•	Regulation of number portability. The new general rules governing number portability were approved in April 2018, including fixed telephony services. The approval of the schedule of implementation of such services is still pending.

•	Regulation of radioelectric spectrum fees. The use of radioelectric spectrum is subject to the payment of fees. In February 2018, the ENACOM updated the value of the radioelectric spectrum fee per unit and established a new regime for mobile communications services, which substantially increased the amounts to be paid in this regard. Through Resolution No. 4,266/2019 issued on October 8, 2019, the ENACOM modified the base of calculation of radioelectric spectrum fees related to SRMC, STM, PCS and SCMA for the affidavits that expire after the date of issuance of the Resolution. Such modification represents a reduction in the applicable rate for payment of radioelectric spectrum fees for these services.

•	Resolution No. 286/18 of the Ministry of Modernization approved new interconnection and access regulations, which became effective on July 3, 2018. According to this resolution, the terms, conditions and prices may be freely set by ICT service providers. ICT service operators are obligated to provide interconnection to other ICT service providers upon request, under technical and economic conditions no less favorable than those granted to themselves or third parties.

The ENACOM established maximum and minimum prices for essential facilities. Essential facilities include (i) origination or local termination; (ii) co-location; (iii) local transit service; (iv) port; (v) signaling function; (vi) loop and local customer sub-loop; (vii) the transportation service (LD), when there is no substitute offer for contracting; and (viii) any other function or network element that the authority determines as such, ex officio or at the request of a party.

Through Resolution No. 4,266/2019 the ENACOM decided, on a provisional and exceptional basis, that the reference exchange rate applicable to the interconnection charges established under the ENACOM Resolutions Nos. 4,952/2018, 1,160/2018 and 1,161/2018, for calls made as from August 1, 2019, will be of P$45.25 for each U.S. dollar. In subsequent months, the exchange rate to be applied may not exceed 6% of the exchange rate established for the previous month and in no case it may exceed the selling exchange rate established by Banco de la Nación Argentina prevailing on the last business day of the month in which the services are rendered. This Resolution was applicable to services provided until December 31, 2019.

•	Buy Argentine Act. According to the provisions of Law No. 27,437 (as supplemented by Decree No. 800/2018 and Resolution No. 91/2018 of the Secretariat of Industry), Telecom Argentina—as a public fixed telephony services licensee—and its respective direct subcontractors, must prioritize the purchase or lease of domestic goods and services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Paraguay

In Paraguay, our subsidiary Núcleo has a license to provide mobile telecommunication services (STM and PCS) and a license for the installation and provision of Internet and data services throughout the country. These licenses have been granted for renewable five-year periods. Núcleo is supervised by the CONATEL. Personal Envíos, a company controlled by Núcleo, is authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE), and its corporate purpose is restricted to such service. Tuves Paraguay, a company controlled by Núcleo, has a license for the provision of telecommunications services and also the distribution of digital audio and television signals to homes, for the term of five years. The license was granted in March 2010 and renewed in March 2015 for a term of five years.

Uruguay

Adesol is a subsidiary of the Company incorporated in Uruguay, which has contractual relationships with several licensees that provide subscription television services through various systems in such country and are under the oversight of the URSEC.

In relation to the Law of Communication Services in Uruguay, Adesol is analyzing the possible consequences that the change in the regulatory framework could generate in relation to the migration of services required by Decree No. 387/17. The licensing companies submitted to the URSEC a migration plan that was finalized in July 2019.

For more information in relation to the Regulatory Framework to which our operations are subject, also see Note 2 to our Consolidated Financial Statements.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRSHRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act, which requires a 34’ Exchange Act registrant to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Business Conduct, we seek to comply with all applicable laws.

Activities relating to Iran

During 2019 we had two activities relating to Iran: (i) our roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allows our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”) and (ii) our international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

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

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Argentina entered into roaming agreements with many foreign mobile networks, including MCI (until February 1, 2019), to allow their customers to make and receive calls abroad.

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

As of December 31, 2019, the consolidated impact on net profit (loss) arising from our roaming agreements with MCI was as follows:

•	our total revenues under roaming agreements with MCI were approximately P$0.01 thousand (P$0.015 thousand in current currency as of December 31, 2019).
•	our total charges paid under roaming agreements with MCI were approximately P$2.21 thousand (P$3.31 thousand in current currency as of December 31, 2019).

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

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Telecom Argentina’s total charges paid under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$2.17 thousand (P$2.68 thousand in current currency as of December 31, 2019).

During 2019, and regarding incoming traffic, Telecom charged mainly Verizon Communications Inc. (United States), Francia Orange Espagne S.A.U and Telecom Italia Sparkle S.p.A (Italy) for their traffic terminated in Telecom’s network. With respect to incoming traffic, Telecom does not know the country of origin of such traffic. During 2019, and regarding outgoing traffic, Telecom has sent traffic to the “Designated Countries” (countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls) mainly through the aforementioned carriers.

Activities relating to Syria and Sudan

In addition to the mandatory disclosure pursuant to ITRSHRA described above, our activities that directly or indirectly relate to Syria and Sudan, during 2019, were the following:

i.	Roaming agreements (mobile services)

During 2019, we maintained roaming agreements with MTN Sudan and MTN Syria. On December 28, 2018, Telecom Argentina notified MTN Sudan and MTN Syria the decision to terminate the IRA agreement signed by both parties related to Voice Roaming Service since February 1, 2019. Notwithstanding the foregoing, and in order to properly document the termination of the roaming service, on February 1, 2019, a notarial certificate was issued stating the termination at a technical level of said service.

After the date of termination of the agreement, Telecom Argentina SA will issue and receive invoices for traffic consumptions up to that date.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2019, the approximate revenues, expenses, receivables and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2019
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
	In thousands of P$
Syria	0.01	4.65	0.48	4.29
Sudan	—	0.07	—	0.07
Total	0.01	4.72	0.48	4.36
% of respective consolidated total amounts	(a)	(a)	(a)	(a)

(a)	Less than 0.001%.

	December 31, 2019 (in current currency)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
	In thousands of P$
Syria	0.02	6.96	0.48	4.29
Sudan	—	0.10	—	0.07
Total	0.02	7.06	0.48	4.36
% of respective consolidated total amounts	(a)	(a)	(a)	(a)

(a)       Less than 0.001%.

ii.	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

Regarding outgoing traffic, during 2019, Telecom has sent traffic to the Designated Countries mainly through Verizon Communications Inc. (United States), IBASIS (Holland) and Telecom Italia Sparkle S.p.A (Italy).

As of December 31, 2019, the total approximate expense for delivery of traffic terminated in the Designated Countries was:

Commercial Agreements with International Carriers (fixed services)	December 31, 2019
In thousands of P$
Syria	52.43
Total outbound costs	52.43
% of consolidated operating expenses	(a)

(a)       Less than 0.001%.

Commercial Agreements with International Carriers (fixed services)	December 31, 2019 (in current currency)
In thousands of P$
Syria	64.82
Total outbound costs	64.82
% of consolidated operating expenses	(a)

(a)       Less than 0.001%.

Regarding incoming traffic, Telecom Argentina charge the relevant international carrier for their traffic terminated in Telecom’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include balances arising from traffic related to the Designated Countries but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following financial information for the year ended December 31, 2019 and December 31, 2018 reflects the effect of the Merger effective as of the Merger Effective Date (i.e., January 1, 2018). The Merger constituted a “reverse acquisition” under IFRS 3, pursuant to which Cablevision (the absorbed entity) was considered the accounting acquirer and Telecom (the surviving entity) was considered the accounting acquiree. Accordingly, the following information of Telecom for periods prior to the Merger Effective Date reflects the financial information of Cablevisión restated in terms of the current currency to take into account the effect of inflation in Argentina.

The following table sets forth our capital expenditures for each of the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
		(P$ million)(1)
Land and buildings	918	654	349
Switching equipment	2,856	878	-
Mobile network access, external wiring & transmission	31,300	34,594	9,532
Computer equipment and software	12,182	7,967	883
Other	16,608	16,764	18,584
Subtotal tangible capital expenditures	63,864	60,857	29,348
Licenses	14	1,298	1,241
Subscribers acquisition costs	1,610	2,074	-
Other	1	1,098	-
Subtotal intangible capital expenditures	1,625	4,470	1,241
Total capital expenditures in PP&E and intangible assets	65,489	65,327	30,589
Right of use assets	5,376	98	60
Total capital expenditures in PP&E and intangible assets and Right of use assets	70,865	65,425	30,649

Our capital expenditures were approximately US$1,086 million in 2019, US$1,273 million in 2018 and US$636 million in 2017, and represented 27.6%, 25.3% and 29.9% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2020 will be approximately US$643 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

We expect to finance these expenditures through cash flows generated by our operations and financing provided by third parties.

PP&E

As detailed below, our principal physical properties consist of transmission equipment, access facilities, outside plant (external wiring) and switching equipment. These assets are, at present, mainly located throughout AMBA and the Northern Region. Some of our assets are located in areas that may be subject to natural disasters and severe weather, and which may be adversely affected in the future by climate change.

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying the amount of PP&E:

	As of December 31, 2019
	Services rendered in Argentina	Other abroad	Total
		(P$ million)(1)
Land and buildings	31,236	494	31,730
Switching equipment	3,891	753	4,644
Mobile network access, external wiring & transmission	130,113	5,851	135,964
Computer equipment and software	20,548	1,788	22,336
Materials	19,865	1,327	21,192
Others	30,019	2,420	32,439
Total PP&E, net carrying value	235,672	12,633	248,305	(2)

(1)	The allocation of work in progress among items is estimated.
(2)	Excluding valuation allowance for materials for P$1,506 million and impairment of PP&E for P$802 million.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

All the above-mentioned assets were used to provide service to our customers.

As of December 31, 2019, we have entered into purchase commitments relating to PP&E totaling P$10,344 million. Our current major suppliers of PP&E are Sagemcom BroadBand Sas, Huawei International Co. Limited, IBM Argentina S.R.L., Arris Solutions Inc., Cisco Systems, Technicolor Connected Home USA LLC and Nokia Solution and Networks Argentina.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the rest of this Annual Report, in particular, the sections “Presentation of Financial Information,” “Item 4 —Information on the Company” and the Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3—Key Information—Selected Financial Data.” The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements,” “Item 3—Key Information—Risk Factors” and “—Trend Information” below for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

We believe that telecommunications can contribute to the development of the countries in which we operate, boosting local economies by providing them with access to high value-added communication and connectivity services. To this end, we intend to continue to invest in the most modern mobile technology infrastructure, as well as in the deployment of a high speed fiber optic network to deliver the best contents to our customers.

We are focusing our efforts on several strategic pillars. We believe that the deployment of an infrastructure appropriate to our needs will allow us to offer more services, with a sophisticated fixed-mobile network comparable to those of the largest companies in the world.  We are also promoting a deep in-house cultural transformation to support the goals of our convergent business and to strengthen the focus on the customer.

During 2019, we prioritized the integration of the merged companies, focusing on the people, the organizational culture, the administrative processes, the technological tools and the key factors to achieve competitiveness and ensure the long-term sustainability of our businesses.

Consolidated revenues in 2019 were P$237,024 million compared to P$258,518 million in 2018 and P$102,531 million in 2017. The decrease of P$21,494 million in 2019 (a 8.3% decrease) was mainly due to lower Mobile, Internet and Cable Television service revenues and equipment revenues, only partially offset by higher fixed and data services revenues. Revenues in 2019 were mainly driven by revenues from mobile services, internet services, premium cable television services and fixed and data services.

Net loss in 2019 was P$3,888 million compared to a gain of P$8,516 million in 2018 and P$15,167 million in 2017. Net loss attributable to Telecom Argentina represented P$4,396 million in 2019 as compared to net income reaching P$ 8,145 million in 2018 and P$14,969 million in 2017.

For a detailed analysis of our results of operations for fiscal year 2019, see “—Years ended December 31, 2019, 2018 and 2017” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2019, 2018 and 2017—Factors Affecting Results of Operations” and “—Trend Information” below.

Non-IFRS Measures

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

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with IFRS, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for its preparation. We have identified critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks. Additionally, we have identified the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements. For more information, see Notes 3.v) and 23 to our Consolidated Financial Statements.

Years ended December 31, 2019, 2018 and 2017

For purposes of these sections, the fiscal years ended December 31, 2019, 2018 and 2017 are referred to as “2019,” “2018” and “2017,” respectively.

Our results of operations are determined in accordance with IFRS as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities that are distributed among the companies in the Group. For further information about our main products and services, see “Item 4—The Business—Main Products and Services”

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors.” Additional information regarding trends expected to influence our results of operations is analyzed below under “—Trend Information.”

The Argentine Economy

Although a significant portion of our financial liabilities are denominated in foreign currencies, a substantial majority of our assets, operations and customers are located in Argentina. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including our outstanding securities and our shares. Our operating results, financial condition and cash flows have been and will be affected by fluctuations in the Argentine economy. For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina”.

During 2019, aggregate economic activity in Argentina was mainly affected by periods of volatility in the exchange rate and financial indicators, which increased after the primary elections held in August. After a modest economic recovery registered through the second quarter of the year, the financial turmoil in the third quarter generated a double dip in the activity. In general terms, most economic sectors were adversely affected by the general macroeconomic context to different degrees (with the exception of the agricultural sector that outperformed significantly). Regarding the international context, the global economy registered a slowdown with the slowest pace of growth since the global financial crisis of 2008. The economies of developed countries have also been affected (such as the United States, the Euro zone and certain Asian countries). The slowdown in activity has been even more pronounced in emerging markets, including Brazil, China, India, Mexico and Russia. Specifically and considering Argentina’s main trading partners, activity in Brazil continues to register an increase of its output of a low magnitude, while China registered a slowdown in its demand, which has been driven by needed regulatory efforts to reduce its debt and exacerbated by the macroeconomic consequences of increased trade tensions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Effect of Inflation

Pursuant to International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises, but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2019. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.e) to our Consolidated Financial Statements.

The CPI index has registered an increase of 47.6% on a year-over-year comparison for 2018, and an increase of 53.8% for 2019.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2019 and must be restated using the annual index of the current year.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as PP&E, Intangible Assets (including Goodwill) with an impact on deferred taxes and an increase in the Company's equity, including shareholders contributions.

Income Tax Inflation Adjustment

Law No. 27,430, as amended by Law No. 27,468, provides that, effective as from the fiscal year beginning on or after January 1, 2018, the inflation adjustment procedure set out in the income tax law shall be applicable to any fiscal year in which the variation of the IPC price index, accumulated over the 36 months immediately preceding the end of the relevant fiscal year, exceeds 100%.

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the accumulated variation of the IPC, calculated from the beginning of the first year to the end of each year exceeds 55%, 30% and 15%, respectively, in addition to meeting the aggregate 100% threshold mentioned. In order to calculate income tax inflation adjustments, since the amendment of Law No. 27,541, one-sixth of the income tax inflation adjustment shall be computed in each fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years.

During 2018, we did not reach the 55% threshold. Therefore, it did not apply the inflation adjustment regime in such fiscal period. However, as of December 31, 2019, the accumulated variation of the IPC exceeds the threshold set for the application of the income tax inflation adjustment for tax purposes. Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$15,194 million as of December 31, 2019.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

In 2019, the Argentine Peso continued its devaluation against major foreign currencies, particularly the U.S. dollar. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 58.9% against the U.S. dollar during the year ended December 31, 2019 (compared to 102.2%, 17.4% and 21.9% in the years ended December 31, 2018, 2017 and 2016, respectively).

Also, since September 2019, following the economic instability and the significant devaluation of the Peso that took place after the primary elections, foreign exchange controls and restrictions to the transfer of currency abroad were reinstated. The Fernández administration sought to future prevent additional demand for foreign currency by establishing a new tax on the acquisition of foreign currency at a rate of 30%. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The majority of our revenues are in Pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the Peso and the U.S. dollar and other major foreign currencies. In addition, any devaluation of the Peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs. Additionally, any significant devaluation of the Peso, such as the devaluation that occurred in December 2015, May 2018, June 2018, and August 2019 results in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and restrictions on the exchange of Argentine Pesos into foreign currencies may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.”

Internal Growth

We have focused on increasing our broadband Internet penetration by providing and offering bandwidth connectivity to our existing cable television subscribers, telephony customers and new customers.

Total monthly ARPU for mobile telephony services in Argentina was P$ 317.1 pesos in December 2019 as compared to P$ 329.1 pesos in the same month of 2018. Total monthly ARPU for Internet services was P$ 1,058.8 pesos in December 2019 as compared to P$ 1,172.2 pesos in the same month of 2018. Total monthly ARPU for our cable television services was P$ 1,165.4 pesos in December 2019 as compared to P$ 1,314.2 pesos in the same month of 2018.

Total monthly ARBU in our fixed telephony services was P$ 442.2 pesos in December 2019 as compared to P$ 416.6 pesos in the same month of 2018.

For the calculation of ARPU and ARBU, see “Item 3—Key Information—Other Selected Data.”

Price of services

The LAD established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation. However, the ENACOM is entitled to observe the prices we set if it understands that they do not comply with the provisions of Section 48 of the LAD. If prices were observed and we are forced to reduce them, our operating margins may be negatively affected. Before the LAD came into force, the prices that Telecom charged in its fixed telephony service (including both monthly charges and measured service charges), installation charges, public telephone charges and charges for Internet dial-up traffic were subject to regulation.

The impact of the service price adjustments on our results of operations is particularly relevant as a result of inflationary pressures on our costs structure. If we are unable to adjust the prices of the services we provide based on inflation rates, our results of operations will be adversely affected.

Competition

The fixed and mobile telephony, cable television and Internet businesses in Argentina are competitive. We need to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services.

With respect to cable television services, we compete with other cable television operators that have built networks in the areas in which we operate, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of basic telephone services and cooperative entities providing utility services, as well as with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks and one state-owned national public television network. We also consider Over-The-Top media services, such as Netflix, Prime Video and On Video, as competitors. Among cable television services competition, is driven primarily by price, programming services offered, customer satisfaction and quality of the system.

Regarding mobile services, we compete with other two operators that offer nationwide services, Telefónica Móviles Argentina and América Móvil. The market of residential, corporate and wholesale mobile telecommunication services distinguishes due to the fact that operators are free from regulation to determine the pricing of services, except that the ENACOM sets prices for wholesale local interconnection services.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

With respect to Internet services, certain competitors have well-established name recognition, larger customer bases and significant financial, technical and marketing resources. Well-known competitors continue to increase their penetration and ability to serve household in different areas of the country. For more information, see “Item 3— Key Information—Risk Factors— We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.”

Technology Developments and Capital Expenditures

Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in mobile business. Growth in the telephony as well as cable television services businesses at present is being affected by the expansion of broadband for individuals and corporations and our continuous updating of commercial and support systems. The increase in broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the combination of product made available to customers.

In Internet services, we must constantly upgrade our access technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide subscribers with new and better services, Telecom must enhance its mobile networks extending 3G and 4G technology and bandwidth for mobile data transmission. Moreover, Telecom is developing a LTE infrastructure expeditiously, in response to regulatory requirements (arising from the acquisition of the 4G spectrum) and development in the market for the mobile services.

In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

Tax pressures and litigation

Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and are generally contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and also increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that current laws and regulations applicable to the economy generally or specifically to the telecommunications industry will not become more burdensome, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A)	Consolidated Results of Operations

Effective as of the Merger Effective Date (i.e., January 1, 2018), Cablevisión merged into Telecom Argentina. We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3 for assets and liabilities of Telecom as of January 1, 2018. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquiree. Accordingly, the financial information for 2017 reflect the financial historical information of Cablevisión restated in terms of current currency as of December 31, 2019. Therefore, our financial statement data as of and for the year ended December 31, 2017 is not comparable with our financial statement data as of and for the years ended December 31, 2019 and 2018. Additional information concerning the presentation of the financial information, accounting treatment and other information required by IFRS 3 related to the merger is provided in Notes 3 and 4 to our Consolidated Financial Statements, and we recommend that you read it in conjunction with this Annual Report.

The consolidated financial statements and the related information included in this Annual Report have been presented on the basis of the current currency as of December 31, 2019 to take into account the effect of inflation in Argentina in accordance with the requirements of IAS 29.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of current currency as of December 31, 2019. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets (including goodwill), Rights of Use, Inventories, certain Investments in subsidiaries and the Equity items, having an impact in deferred tax with the exception of Equity items. Each item must be restated since the date of the initial recognition in the Company’s Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2019.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Before applying the restatement, the Income Statement generally reported costs in currency at the time at which the underlying transactions or events occurred. Therefore, pursuant to IAS 29 those items were restated in terms of current currency as of December 31, 2019.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results to our Consolidated Financial Statements, amounting to P$7,599 million, P$ 20,619 million and P$2,934 million as of December 31, 2019, 2018 and 2017, respectively.

The items of the Consolidated Statement of Cash Flows must also be restated in terms of current currency as of December 31, 2019. The gain arising from the restatement has an impact on the Consolidated Income Statement and must be eliminated from the Statement of Cash Flows because it is a non-monetary item.

According to Resolution JG No. 539/18, the general price index must be determined by reference to the Internal Wholesale Price Index (IWPI) through 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires, due to the fact that during those two months no IWPI measurements were published at national level. Since January 2017, changes in the general price index must be determined by reference to the National Consumer Price Index (National CPI). The tables below present the evolution of these indexes in the five years ended December 31, 2019 according to official statistics (INDEC) following the guidelines described in Resolution JG No. 539/18:

	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019

Variation in Prices
Annual / Period	17.2%	34.6%	24.7%	47.6%	53.8%
Accumulated 3 years	72.5%	102.2%	96.6%	147.8%	183.2%

For further information see Note 1.e) to our Consolidated Financial Statements and see “Item 3 — Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios”

For 2019, we reported net loss of P$3,888 million, compared to net income of P$8,516 million for 2018, and net income of P$15,167 million for 2017. Net loss attributable to Telecom Argentina totaled P$4,396 million. Net income for 2018 decreased by P$6,824 million in 2018 as compared to 2017, totaling P$8,145 million, from P$14,969 million reported in 2017.

Consolidated revenues in 2019 amounted to P$237,024 million as compared to P$258,518 million in 2018 and P$102,531 million in 2017. The decrease of P$21,494 million in 2019 (a 8.3% decrease) was mainly due to lower Mobile, Internet and Cable Television service revenues and equipment sales, partially offset by higher fixed and data services revenues. The increase of P$155,987 million in 2018 (a 152.1% increase) was mainly due to the combination of Telecom’s and Cablevisión’s operations. Revenues in 2019 and 2018 were mainly generated by revenues by sales of internet services, premium cable television services and mobile services, while revenues in 2017 were mainly generated by revenues by sales of internet services and premium cable television services, and to a lesser extent to mobile services.

In 2019, operating costs (including depreciation, amortization and impairment of Fixed assets) amounted to P$221,229 million, representing a decrease of P$4,588 million, or -2.0% as compared to 2018. In 2018, operating costs (including depreciation, amortization and impairment of Fixed assets) amounted to P$225,817 million, representing an increase of P$145,299 million, or 180.5% as compared to 2017. The decrease in costs in 2019 is mainly a consequence of decreases in Taxes and fees with the Regulatory Authority, Commissions and advertising, Cost of equipment and handsets and Interconnection and transmission costs. This decrease was partially offset by an increase in depreciation, amortization and impairment of Fixed assets and an increase in the charge for bad debt expenses. The increase in 2018 was mainly due to Merger.

Telecom carries out its activities in Argentina and abroad (Paraguay, Uruguay and the United States). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad, taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments” according to the requirements of the IFRS 8.

However, since operations abroad are not material, the explanations set forth below reflect mainly developments and information attributable to our operations in Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2019 Compared to 2018

	Years Ended December 31,
	2019	2018	Total Change
	(P$ million)%			(P$ million)
Revenues	237,024	258,518	(8.3)	(21,494)
Operating costs (without depreciation, amortization and Impairment of Fixed assets)	(159,940)	(171,803)	(6.9)	11,863
Adjusted EBITDA(1)	77,084	86,715	(11.1)	(9,631)
Depreciation, amortization and impairment of Fixed assets	(61,289)	(54,014)	13.5	(7,275)
Operating income	15,795	32,701	(51.7)	(16,906)
Earnings from associates	(187)	363	n/a	(550)
Debt financial expenses	(16,657)	(52,262)	(68.1)	35,605
Other financial results, net	11,331	23,348	(51.5)	(12,017)
Income tax (expense) benefit	(14,170)	4,366	n/a	(18,536)
Net (loss) income	(3,888)	8,516	n/a	(12,404)

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(4,396)	8,145	n/a	(12,541)
Non-controlling interest	508	371	36.9	137

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

Net loss for 2019 amounted to P$3,888 million and was mainly affected by an increase in debt financial expenses of P$4,050 million, as a result of the partial refinancing of our financial debt, and by the recognition of a loss of P$15,194 million corresponding to the effect of the income tax inflation restatement in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment.”

Revenues

	Years Ended December 31,
	2019	2018	Total Change
	(P$ million)%			(P$ million)
Mobile Services	82,195	88,881	(7.5)	(6,686)
Internet Services	52,649	58,061	(9.3)	(5,412)
Cable Television Services	49,406	55,485	(11.0)	(6,079)
Fixed and Data Services	37,562	35,612	5.5	1,950
Other services revenues	774	735	5.3	39
Service Revenues	222,586	238,774	(6.8)	(16,188)
Equipment revenues	14,438	19,744	(26.9)	(5,306)
Revenues	237,024	258,518	(8.3)	(21,494)

During 2019, total consolidated revenues decreased 8.3% amounting to P$237,024 million as compared to P$258,518 million in 2018. The decrease in 2019 is mainly a consequence of lower mobile, internet and cable television services revenues and equipment revenues, partially offset by higher fixed and data services revenues.

Consolidated revenues were mainly fueled by services revenues.

Services revenues amounted to P$222,586 million in 2019, decreasing 6.8% as compared to P$238,774 million in 2018 and represented 93.9% of consolidated revenues. Equipment revenues amounted to P$14,438 million in 2019 as compared to P$19,744 million in 2018, and represented 6.1% of consolidated revenues.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 increased consolidated revenues by to P$42,843 million and P$121,358 million in 2019 and 2018, respectively.

Consolidated revenues for 2019 and 2018 are comprised as follows:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A

Mobile Services

For 2019, mobile services revenues amounted to P$82,195 million (a decrease of P$6,686 million or 7.5% as compared to 2018), and our mobile services revenues remained the principal contributor to our total services revenues for 2019 (34.7% of consolidated revenues in 2019 as compared to 34.4% in 2018). The decrease in 2019 is mainly due to lower revenues generated from Personal mobile services in Argentina which amounted to P$71,063 million (a decrease of P$7,531 million or 9.6% compared to 2018), in turn due to a decrease of approximately 3.7% in ARPU, partially offset by an increase in our customer base of 4.2%.

Personal's mobile customers amount to 19.1 million and 18.3 million as of December 31, 2019 and 2018, respectively, of which 7.7 million and 7.2 million, respectively, correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•	60% of total are prepaid customers and 40% consist of postpaid customers as of December 31, 2019, compared to 61% and 39% respectively, as of December 31, 2018.
•	Mobile internet services revenues represent 76% of Personal’s customer total services revenues.
•	The ARPU is P$317.1 pesos as of December 31, 2019 (vs. P$329.1 pesos as of December 31, 2018), representing a 3.7% decrease. The effect generated by the restatement in terms of the current currency as of December 31, 2019 included P$60.7 pesos and P$154.9 pesos in ARPU of December 2019 and 2018, respectively.
•	The average churn rate per month amounted to 2.9% in December 2019 (vs. 2.6% average in December 2018).

On June 30, 2019, all services identified under the Nextel brand (including the radio service over IDEN network) were discontinued. We offered customers a new option to continue communicating under the Smart Radio brand, which is a service for direct and immediate voice connections with multimedia messaging for companies and governments. It offers the best benefits of Personal 3G / 4G network and also for WiFi. In addition, hard equipments were incorporated, such as CAT S31 and Cyrus CM17, which have dedicated buttons specially designed for work contexts, either in a construction or in industrial facilities.

Regarding infrastructure, the Company continued to enhance the mobile internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, which currently covers more than 1,689 locations from La Quiaca to Ushuaia, and reaching more than 13.6 million customers with 4G devices throughout the country. Accompanying these improvements, through a massive communication campaign, the 4G Personal Network was promoted as the fastest in the country -based on the results of international benchmarks that measure network standards through the worldwide experience of customers-.

On the other hand, in early 2019, Personal and Fibertel brands came together to offer the best Wi-Fi connectivity and 4G service experience, with benefits for Club Personal customers.

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others— (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2019:

Year Ended December 31, 2019
(P$ million)
Total Mobile service revenues	71,063
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(347)
Adjusted total service revenues included in the ARPU calculation	70,716
Average number of subscribers during the year (thousands)	18,584

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Mobile services revenues generated in Paraguay amounted to P$11,132 million in 2019 (vs. P$10,287 million in 2018, representing an 8.2% increase) due to the appreciation of the Guaraní against the Argentine Peso by 32.1% and the increase in ARPU, while the customer base remained stable. The main ratios related to mobile services in Paraguay as of December 31, 2019 were:

•	Nucleo’s subscriber base was 2.3 million and 2.4 million customers as of December 31, 2019 and 2018, respectively;
•	approximately 83% of the total of customers consisted of prepaid customers, and 17% consist of postpaid customers, as of December 31, 2019 and 2018, respectively;
•	the ARPU is P$347.0 pesos as of December 31, 2019 (vs. P$317.4 pesos as of December 31, 2018), representing a 9.3% variation. The increase is mainly due to an improvement in ARPU measured in Guaraníes of 6.7% and the effect of the exchange rate differences; and
•	the churn rate per month amounted to 3.2% in 2019 (vs. 3.0% in 2018).

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Mobile services revenues amounted to P$14,757 million and P$41,971 million in 2019 and 2018, respectively.

Internet Services

Internet services revenues amounted to P$52,649 million in 2019 (equivalent to 22.2% of total consolidated revenues), decreasing P$5,412 million or 9.3% as compared to P$58,061 million in 2018 and were driven mainly by the variation in the Internet ARPU of (9.7)%, which reached P$1,058.8 in 2019 as compared to P$1,172.2 in 2018. The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in ARPU amounts to P$188.6 pesos and P$547.9 as of December 31, 2019 and 2018, respectively.

Customers with service of 20Mb or higher represented 62.4% and 39.3% of the total customer base as of December 31, 2019 and 2018, respectively. These revenues represented a 54% and 38% of total Internet services revenues as of December 31, 2019 and 2018, respectively. Within this range there are customers who have plans of 100 Mb and 300 Mb (recently released to the market), that as of December 31, 2019 amount to 326,402 and 41,354, respectively.

Internet services churn rate per month amounted to 1.5% and 1.3% as of December 31, 2019 and 2018, respectively, maintaining stable the subscriber base in 2019, which amounts to 4.1 million.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in internet services revenues amounted to P$9,586 million and P$27,191 million in 2019 and 2018, respectively.

ARPU of Internet Services

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2019:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Year Ended December 31, 2019
(P$ million)
Total Internet service revenues	52,649
Components of service revenues not included in the Internet ARPU calculation: Connection and Reconnection fees and others	(188)
Adjusted total service revenues included in the ARPU calculation	52,461
Average number of subscribers during the year (thousands)	4,129

Cable Television Services

Cable television service revenues amounted to P$49,406 million in 2019 (equivalent to 20.8% of total consolidated revenues), decreasing P$6,079 million or 11% as compared to revenues as of December 31, 2018. The decrease is mainly due to lower ARPU. The ARPU amounted to P$1,165.4 pesos in December 2019, decreasing 11.3% as compared to an ARPU of P$1,314.2 pesos in December 2018. The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in ARPU amounts to P$205.3 pesos and P$623.6 pesos in ARPU of December 31, 2019 and 2018, respectively.

The monthly average churn remained stable during 2019 amounting to 1.3%.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in cable television services revenues amounted to P$8,988 million and P$26,095 million in 2019 and 2018, respectively.

ARPU of Cable Television Services in Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2019:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Year Ended December 31, 2019
(P$ million)
Total Cable television service revenues	45,989
Components of service revenues not included in the Internet ARPU calculation: Connection and Reconnection fees and others	(175)
Adjusted total service revenues included in the ARPU calculation	45,814
Average number of subscribers during the year (thousands)	3,276

Fixed and Data Services

Telephony revenues generated by fixed and data services amounted to P$37,562 million in 2019 (equivalent to 15.9% of total consolidated revenues) increasing P$1,950 million or 5.5% as compared to P$35,612 million in 2018. The increase was mainly explained by higher data services in the context of the Company’s position as an integrated ICT service provider (Datacenter, VPN, among others) to wholesale and government customers.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in fixed and data services revenues amounted to P$6,663 million and P$16,513 million in 2019 and 2018, respectively.

In relation to fixed telephony services, monthly fees charged to both corporate and residential fixed telephony customers have increased, and we have also increased sales of combined product packs that include voice and Internet services, which aim to achieve higher levels of customer loyalty. These increases have been partially offset by a 10.2% decrease in our fixed telephony customer base as compared to 2018. The average monthly revenue billed per user (“ARBU”) of fixed telephony services increased to P$442.2 pesos in 2019 from P$416.6 pesos in 2018. The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in ARBU amounts to P$84.6 pesos and P$197 pesos as of December 31, 2019 and 2018, respectively.

On the other hand, the increase in Data services revenues is mainly explained by the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

Equipment

Equipment revenues amounted to P$14,438 million in 2019 (a decrease of P$5,306 million or a decrease of 26.9% as compared to 2018). The decrease is mainly due to lower handsets sold as compared to 2018 (34%), partially offset by an approximately 71% increase in handset sale prices to mobile services customers as compared to 2018.

The Company continued to promote the updating of handsets with financed offers and special discounts highlighting the convergence of services.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in equipment revenues amounted to P$2,717 million and P$9,282 million in 2019 and 2018, respectively.

Operating costs (without depreciation, amortization and impairment of Fixed assets)

Total operating costs (without depreciation and amortization and impairment of Fixed assets) decreased P$11,863 million in 2019, amounting to P$159,940 million, representing a 6.9% decrease as compared to 2018. These lower costs are mainly associated with the decrease in Taxes and fees with the Regulatory Authority, Commissions and advertising, Cost of equipment and handsets and Interconnection and transmission costs, partially offset by an increase in the charge for bad debt expenses.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Operating costs (without depreciation and amortization and impairment of Fixed assets) amounted to P$30,295 million and P$81,017 million in 2019 and 2018, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,
	2019	2018	Total Change
	(P$ million)		%	(P$ million)
Employee benefit expenses and severance payments	46,531	45,773	1.7	758
Interconnection and transmission costs	7,520	8,500	(11.5)	(980)
Fees for services, maintenance, materials and supplies	26,607	25,468	4.5	1,139
Taxes and fees with the Regulatory Authority	18,385	20,936	(12.2)	(2,551)
Commissions and advertising	14,612	17,245	(15.3)	(2,633)
Cost of equipment and handsets	10,749	14,871	(27.7)	(4,122)
Programming and content costs	18,031	18,700	(3.6)	(669)
Bad debt expenses	6,331	5,426	16.7	905
Other operating expenses	11,174	14,884	(24.9)	(3,710)
Total operating costs (without depreciation, amortization and impairment of Fixed assets)	159,940	171,803	(6.9)	(11,863)

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$758 million to P$46,531 million for 2019 as compared to P$45,773 million for 2018. The increase was mainly due to increases in salaries agreed by the Company with several trade unions with respect to unionized and non-unionized employees, together with related social security charges, as well as higher charges for dismissals, partially offset by a decrease of 6.4% in headcount, which amounted to 23,728 employees as of December 31, 2019 (as compared to 25,343 as of December 31, 2018).

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Employee benefit expenses and severance payments amounted to P$8,210 million and P$21,370 million in 2019 and 2018, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) decreased P$980 million, amounting to P$7,520 million for 2019 as compared to P$8,500 million for 2018, respectively. The decrease was mainly due to operating efficiencies as of December 31, 2019 as compared to December 31, 2018, partially offset by greater traffic and increases in the exchange rate in relation to services set in US$.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Interconnection and transmission costs amounted to P$1,365 million and P$3,950 million in 2019 and 2018, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies increased P$1,139 million, or 4.5%, amounting to P$26,607 for 2019 as compared to P$25,468 million for 2018.

Fees for services decreased P$840 million in 2019 as a result of synergies and unification of processes within the Company's transformation program, partially offset by increases in the prices of the services contracted to suppliers mainly of Call center, surveillance and cleaning services.

On the other hand, maintenance and material costs increased P$1,979 million in 2019, mainly due to (i) increases in the prices of the services contracted to suppliers related to the maintenance of our networks and systems and home connection and disconnection of customers, among others and (ii) higher consumption of materials associated with the activity.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Fees for services, maintenance, materials and supplies amounted to P$5,208 million and P$12,111 million in 2019 and 2018, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$2,551 million or 12.2%, amounting to P$18,385 million for 2019 as compared to P$20,936 million for 2018. The decrease was mainly to the effect of the decrease in sales in 2019, partially offset by the impact of the application of ENACOM Resolution No. 840/18 that introduced changes in the determination of the radioelectric rights fee.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Taxes and fees with the Regulatory Authority amounted to P$3,354 million and P$9,809 million in 2019 and 2018, respectively.

Commissions and advertising

Commissions and advertising (including commissions paid to agents, prepaid card commissions and others) and advertising decreased P$2,633 million or 15.3%, amounting to P$14.612 million for 2019, as compared to P$17,245 million for 2018. The decrease was due to lower charges for agent commissions as a result of the reordering of the sales channel, lower equipment sales and a slight decrease in advertising due to the synergies after the Merger of 2018 that allowed reducing costs even with greater presence in various media, partially offset by higher collections fees.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Commissions and advertising amounted to P$2,587 million and P$8,022 million in 2019 and 2018, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold decreased P$4,122 million, amounting to P$10,749 million for 2019 as compared to P$14,871 million for 2018. The decrease was mainly due to lower handsets sold as compared to 2018 (-34%), partially offset by the increase in the purchase prices of handsets.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Cost of equipment and handsets amounted to P$3,012 million and P$7,613 million in 2019 and 2018, respectively.

Programming and content costs

Programming and content costs decreased slightly by P$669 million, amounting to P$18,031 million for 2019 as compared to P$18,700 million for 2018. The decrease was mainly due to increased operative efficiencies in 2019, partially offset by the increase in the cost of signals, including the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association (“AFA”).

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Programming and content costs amounted to P$3,272 million and P$8,755 million in 2019 and 2018, respectively.

Bad debt expenses

Bad debt expenses increased P$905 million, amounting to P$6,331 million for 2019, representing approximately 2.7% and 2.1% of the consolidated revenues in 2019 and 2018, respectively. The increase was mainly driven related to the reduction in the level of collections.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Bad debt expenses amounted to P$1,178 million and P$2,519 million in 2019 and 2018, respectively.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) decreased P$3,710 million to P$11,174 million for 2019 as compared to P$14,884 million for 2018. The decrease is mainly due to a reduction in operating leases of P$3,680 million due to the application of IFRS 16, as explained in Note 3.u) to the Consolidated Financial Statements partially offset by higher energy costs.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Other operating expenses amounts to $2,109 million and $6,868 million in 2019 and 2018, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings from associates, depreciation, amortization and impairment of Fixed assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	Years Ended December 31,
	2019	2018	Total Change
	(P$ million)%
Net income	(3,888)	8,516	n/a	(12,404)
Income tax benefit (expense)	14,170	(4,366)	n/a	18,536
Other financial results, net	(11,331)	(23,348)	(51.5)	12,017
Debt financial expenses	16,657	52,262	(68.1)	(35,605)
Earnings from associates	187	(363)	n/a	550
Operating income	15,795	32,701	(51.7)	(16,906)
Depreciation, amortization and impairment of Fixed assets	61,289	54,014	13.5	7,275
Adjusted EBITDA	77,084	86,715	(11.1)	(9,631)

Our consolidated Adjusted EBITDA amounted to P$77,084 million in 2019, representing a decrease of P$9,631 million or 11.1% as compared to P$86,715 million in 2018. Adjusted EBITDA represented 32.5% and 33.5% of our total consolidated revenues in 2019 and 2018, respectively. The decrease can be largely attributed to a decrease in revenues, partially offset by a decrease in Cost of equipment, Commissions and advertising, Taxes and fees with the Regulatory Authority and other operating costs.

Depreciation, Amortization and Impairment of Fixed assets

Depreciation, amortization and impairment of Fixed assets increased P$7,275 million, amounting to P$61,289 million for 2019 as compared to P$54,014 million for 2018. The increase was mainly due to the impact of CAPEX amortization and the P$3,344 million effect of the application of IFRS 16 as of January 1, 2019, partially offset by assets that have discontinued amortizing in 2019. See Note 3 to the Consolidated Financial Statements.

During 2019, we recognized an spectrum impairment of P$2,143 million was related to the incorporation into the Company as a result of the Merger and impairment of other fixed assets amount to P$421 million. In 2018, we recorded an impairment in the amount of P$2,498 million related to the brand Arnet because the Company decided to discontinue the use of this brand, unifying all the broadband customers under the brand Fibertel, and other fixed assets of P$718 million.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in Depreciation, amortization and impairment of Fixed assets amounted to P$32,396 million and P$31,845 million in 2019 and 2018, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating income

For 2019, our consolidated operating income amounted to P$15,795 million, representing a decrease of P$16,906 million or (51.7)% as compared to 2018. Operating income represented 6.6% and 12.6% of consolidated revenues in 2019 and 2018, respectively.

	Years Ended December 31,		% of Change
	2019	2018	2019-2018
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	77,084	86,715	(11.1)
As % of revenues	32.5	33.5
Depreciation, amortization and impairment of Fixed assets	(61,289)	(54,014)	13.5
As % of revenues	(25.9)	(20.9)
Operating income	15,795	32,701	(51.7)
As % of revenues	6.6	12.6

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

Financial Results, net

We incurred financial losses, net of P$5,326 million for 2019, as compared to a financial loss, net of P$28,914 million losses, net for 2018. The reduction in financial losses, net was mainly due to lower foreign currency exchange net losses, measured in current currency, of P$44,797 million in 2019 (due to the depreciation of the peso against the US$ during 2019 of 59% as compared to an inflation of 54% while in 2018 the depreciation of the Peso against the US$ was 102% as compared to an inflation of 48%). This reduction in financial losses was partially offset by higher interest on debts of P$4,050 million, mainly due to the partial refinancing of our financial debt, higher losses related to our holding of Government bonds of P$3,806 million and a lower restatement effect in terms of current currency of P$13,020 million (P$7,599 million in 2019 and P$20,619 million in 2018).

Income tax benefit (expense)

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and iii) the income tax inflation adjustment in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468 in 2019. For more information on income tax, see Note 3.n) and Note 16 to our Consolidated Financial Statements.

Income tax expense amounted to P$14,170 million in 2019 compared to income tax benefit of P$4,366 million in 2018. It includes the following effects: (i) regarding current tax expenses, Telecom´s generated tax expense in fiscal year 2019, resulting in an income tax payable of P$161 million. (ii) regarding the deferred tax, in 2019 and 2018, Telecom’s recorded a deferred tax gain of P$1,185 million and a gain of P$4,366 million, respectively and (iii) regarding the income tax inflation adjustment, Telecom recorded a loss of P$15,194 million. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment.”

Net (Loss) Income

Telecom Argentina recorded a net loss of P$3,888 million for 2019, compared to net income of P$8,516 million for 2018. The net loss in 2019 was mainly affected by an increase in financial expenses of P$4,050 million, as a result of the partial refinancing of our financial debt and, to a lesser extent, by the recognition of a loss of P$15,194 million corresponding to the effect of the income tax inflation restatement in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment.”

Net loss attributable to controlling shareholders amounted to P$4,396 million for 2019 as compared to a net gain of P$8,145 million for 2018.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2018 Compared to 2017

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%			(P$ million)
Revenues	258,518	102,531	152.1	155,987
Operating costs (without depreciation, amortization and Impairment of Fixed assets)	(171,803)	(65,436)	162.6	(106,367)
Adjusted EBITDA(1)	86,715	37,095	133.8	49,620
Depreciation, amortization and impairment of Fixed assets	(54,014)	(15,082)	258.1	(38,932)
Operating income	32,701	22,013	48.6	10,688
Earnings from associates	363	543	(33.1)	(180)
Debt financial expenses	(52,262)	(334)	n/a	(51,928)
Other financial results, net	23,348	1,431	n/a	21,917
Income tax benefit (expense)	4,366	(8,486)	n/a	12,852
Net income	8,516	15,167	(43.9)	(6,651)

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	8,145	14,969	(45.6)	(6,824)
Non-controlling interest	371	198	87.4	173

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

Revenues

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%			(P$ million)
Mobile Services	88,881	6,575	1,251.8	82,306
Internet Services	58,061	29,774	95.0	28,287
Cable Television Services	55,485	61,403	(9.6)	(5,918)
Fixed and Data Services	35,612	2,918	1,120.4	32,694
Other services revenues	735	1,284	(42.8)	(549)
Service Revenues	238,774	101,954	134.2	136,820
Equipment revenues	19,744	577	3,321.8	19,167
Revenues	258,518	102,531	152.1	155,987

During 2018, total consolidated revenues increased by 152% to P$258,518 million as compared to P$102,531 million in 2017, mainly driven by revenues from internet services, premium cable television services and mobile services. The increase in 2018 was mainly a consequence of the combination of Telecom and Cablevision’s operations following the Merger.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 was to increase consolidated revenues by P$121,358 million and P$61,594 million in 2018 and 2017, respectively.

Consolidated revenues are comprised of services revenues.

Services revenues amounted to P$238,774 million in 2018, increasing 134% as compared to P$101,954 million in 2017 and represented 92.4% of consolidated revenues. Equipment revenues amounted to P$19,744 million in 2018 as compared to P$577 million in 2017, and represented 7.6% of consolidated revenues.

Consolidated revenues for 2018 and 2017 are comprised as follows:

Mobile Services

For 2018, mobile services revenues amounted to P$88,881 million (+P$82,306 million or +1,252% as compared to 2017), and our mobile services revenues were the principal contributor to our total services revenues for 2018 (34% of services consolidated revenues in 2018 as compared to 6% in 2017). The increase in 2018 is due to the incorporation of revenues generated from mobile services in Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 increased mobile services revenues by P$41,971 million and P$3,804 million in 2018 and 2017, respectively.

Most of the Company’s customers in Argentina use the mobile services provided under the Personal brand. The main ratios related to the services provided to these customers as of December 31, 2018 were:

•	Personal reached 18 million subscribers in Argentina, approximately 61% of the total of customers consist of prepaid customers, and 39% consist of postpaid customers.
•	The churn rate per month amounted to 2.7% in 2018 (vs. 2.8% in 2017).
•	ARPU amounted to P$329.1 pesos per month in 2018 (ARPU is a non-GAAP measure; see the purpose of use of ARPU and Reconciliation of Revenue for the calculation of ARPU below). The effect generated by restatement in terms of current currency as of December 31, 2019 included in ARPU amounted to P$154.9 pesos in 2018.
•	Mobile services revenues in Argentina amounted to P$78,594 million in 2018 and were mainly generated by the increase in monthly fees charged from “Abono fijo” customers and the increase in the recharges in the prepaid subscriber base.

Mobile services revenues generated in Paraguay amounted to P$10,287 million in 2018. The main ratios related to the mobile services in Paraguay were:

•	Núcleo’s subscriber base reached 2 million customers, approximately 83% of the total of customers consist of prepaid customers, and 17% consist of postpaid customers.
•	The churn rate per month amounted to 3.0% in 2018 (vs. 2.7% in 2017).
•	ARPU amounted to P$317.4 pesos per month in 2018.

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues - excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2018:

Year Ended December 31, 2018
(P$ million)
Total Mobile service revenues	78,594
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(4,886)
Adjusted total service revenues included in the ARPU calculation	73,708
Average number of subscribers during the year (thousands)	18,665

Internet Services

Internet services revenues amounted to P$58,061 million in 2018 (equivalent to 22% of total consolidated revenues), increasing P$28,287 million or +95% as compared to P$29,774 million in 2017 and were driven mainly by the increase in the average plans prices and the combination of Telecom and Cablevision’s operations following the Merger. The Internet ARPU amounted to P$1,172.2 Pesos per month in 2018 (-14.4% as compared to 2017). The effect generated by the restatement in terms of current currency as of December 31, 2019 included in ARPU amounted to P$547.9 pesos in December 2018.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in internet services revenues amounted to P$27,191 million and P$17,867 million in 2018 and 2017, respectively.

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2018:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Year Ended December 31, 2018
(P$ million)
Total Internet service revenues	58,061
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(594)
Adjusted total service revenues included in the ARPU calculation	57,468
Average number of subscribers during the year (thousands)	4,085

Cable Television Services

Cable television service revenues amounted to P$55,485 million in 2018 (equivalent to 21% of total consolidated revenues), decreasing by P$5,918 million or 10% as compared to P$61,403 million as of December 31, 2017. The decrease was mainly due to the decrease in the customer base, partially offset by an increase in services prices. The ARPU amounted to P$1,314.2 pesos per month in 2018, increasing 2.3% as compared to 2017. The effect generated by the restatement in terms of current currency as of December 31, 2019 included in ARPU amounted to P$623.6 pesos in December 2018. The monthly average churn during 2018 amounted to 1.45%, as compared to 1.38%, as of December 2017.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in cable television services revenues amounted to P$26,095 million and P$36,925 million in 2018 and 2017, respectively.

A monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2018:

Year Ended December 31, 2018
(P$ million)
Total Cable Television service revenues	55,485
Components of service revenues not included in the ARPU calculation: Connection, administrative fees, advertising and others	(382)
Adjusted total service revenues included in the ARPU calculation	55,103
Average number of subscribers during the year (thousands)	3,494

Fixed and Data Services

Telephony revenues generated by fixed and data services amounted to P$35,612 million in 2018 (equivalent to 14% of total consolidated revenues) increasing P$32,694 million or +1,120% as compared to P$2,918 million in 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. The increase was also due to the increase in monthly fees charged from both corporate and residential fixed telephony customers, and in greater sales of product packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in fixed and data services revenues amounted to P$16,513 million and P$1,763 million in 2018 and 2017, respectively.

As a result, the average monthly revenue billed per user (“ARBU”) of fixed telephony services amounts to P$416.6 pesos in 2018 (Telecom’s ARBU). The effect generated by the restatement in terms of current currency as of December 31, 2019 included in ARBU amounted to P$197 pesos in December 2018.

Data revenues increased in the context of the Company’s position as an integrated ICTs provider (Datacenter, VPN, among others) for wholesale and government customers. The increase was primarily due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Equipment

Equipment revenues amounted to P$19,744 million in 2018, increasing by P$19,167 million as compared to P$577 million as in 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in equipment revenues amounted to P$9,282 million and P$461 million in 2018 and 2017, respectively.

Operating costs (without depreciation, amortization and impairment of Fixed assets)

Total operating costs (without depreciation and amortization and impairment of Fixed assets) increased by P$106,367 million amounting to P$171,803 million in 2018, representing a 163% increase as compared to 2017. The increase was driven by the combination of Telecom and Cablevision’s operations following the Merger. The increase was mainly driven by employee benefit expenses and severance payments (which together amounted to P$45,773 million in 2018); fees for services, maintenance, materials and supplies (which amounted to P$25,468 million in 2018); taxes and fees with the Regulatory Authority (which amounted to P$20,936 million in 2018); programming and content costs (which amounted to P$18,700 million in 2018); and commissions and advertising (which amounted to P$17,245 million 2018).

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in operating costs (without depreciation and amortization and impairment of Fixed assets) amounted to P$81,017 million and P$39,650 million in 2018 and 2017, respectively.

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	45,773	17,945	155	27,828
Interconnection and transmission costs	8,500	2,017	321	6,483
Fees for services, maintenance, materials and supplies	25,468	11,159	128	14,309
Taxes and fees with the Regulatory Authority	20,936	7,475	180	13,461
Commissions and advertising	17,245	5,678	204	11,567
Cost of equipment and handsets	14,871	758	1,862	14,113
Programming and content costs	18,700	14,024	33	4,676
Bad debt expenses	5,426	1,386	291	4,040
Other operating income and expenses	14,884	4,994	198	9.890
Total operating costs(without depreciation, amortization and Impairment of Fixed assets)	171,803	65,436	163	106,367

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$27,828 million amounting to P$45,773 million for 2018 as compared to P$17,945 million for 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger (see “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations”). The headcount amounted to 25,343 employees at the end of 2018 compared to 11,384 at the end of 2017.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in employee benefit expenses and severance payments amounted to P$21,370 million and P$10,758 million in 2018 and 2017, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) increased P$6,483 million amounting to P$8,500 million for 2018 as compared to P$2,017 million for 2017. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in interconnection and transmission costs amounted to P$3,950 million and P$1,203 million in 2018 and 2017, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies increased P$14,309 million or 128%, amounting to P$25,468 million for 2018 as compared to P$11,159 million for 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. There have been increases in fees for services, related to call centers and to higher professional fees driven by a higher level of activity and new projects and services linked to operational management in general. There were also higher technical, hardware and software maintenance costs due to the increase in prices, fluctuation of the exchange rate P$/US$ and the higher level of activity, partially offset by the inflationary effect of restatement of Cablevisión figures.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in fees for services, maintenance, materials and supplies amounted to P$12,111 million and P$7,093 million in 2018 and 2017, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, increased P$13,461 million or 180%, amounting to P$20,936 million for 2018 as compared to P$7,475 million for 2017. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger. The increase is also due to the increase in sales.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in taxes and fees with the Regulatory Authority amounted to P$9,809 million and P$4,491 million in 2018 and 2017, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, prepaid card commissions and others) and advertising increased P$11,567 million or 204%, amounting to P$17,245 million for 2018, as compared to P$5,678 million for 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. Telecom paid higher commissions to commercial channels and collections fees.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in commissions and advertising amounted to P$8,022 million and P$3,415 million in 2018 and 2017, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold increased P$14,113 million, amounting to P$14,871 million for 2018 as compared to P$758 million for 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in cost of equipment and handsets sold amounted to P$7,613 million and P$462 million in 2018 and 2017, respectively.

Programming and content costs

Programming and content costs increased P$4,676 million, amounting to P$18,700 million for 2018 as compared to P$14,024 million for 2017. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger. Also, the increase is explained by the incorporation of the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association and to price increases and fluctuations of the P$/US$ exchange rate.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in programming and content costs amounted to P$8,755 million and P$8,409 million in 2018 and 2017, respectively.

Bad debt expenses

Bad debt expenses increased P$4,040 million, amounting to P$5,426 million for 2018, representing approximately 2.1% and 1.4% of the consolidated revenues in 2018 and 2017, respectively. The increase was mainly driven by the combination of Telecom’s and Cablevision’s operations following the Merger. The increase includes the impact of P$565 million generated by the application of IFRS 9 since January 1, 2018.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in bad debt expenses amounted to P$2,519 million and P$829 million in 2018 and 2017, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Adjusted EBITDA

An important operational performance measure used by the Company´s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings from associates, depreciation, amortization and impairment of Fixed assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	Years Ended December 31,
	2018	2017	Total Change
	(P$ million)%
Net income	8,516	15,167	(44)	(6,651)
Income tax benefit (expense)	(4,366)	8,486	n/a	(12,852)
Other financial results, net	(23,348)	(1,431)	n/a	(21,917)
Debt financial expenses	52,262	334	n/a	51,928
Earnings from associates	(363)	(543)	33	180
Operating income	32,701	22,013	49	10,688
Depreciation, amortization and Impairment of Fixed assets	54,014	15,082	258	38,932
Adjusted EBITDA	86,715	37,095	134	49,620

Our consolidated Adjusted EBITDA amounted to P$86,715 million in 2018, (representing an increase of P$49,620 million or 134% as compared to P$37,095 million in 2017). Adjusted EBITDA represented 33.5% and 36.2% of our total consolidated revenues in 2018 and 2017, respectively. The increase can be largely attributed to the incorporation of Telecom’s revenues and operating costs in 2018.

Depreciation, amortization and impairment of Fixed assets

Depreciation, amortization and impairment of Fixed assets increased P$38,932 million, amounting to P$54,014 million for 2018 as compared to P$15,082 million for 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. The charges for depreciation of Fixed assets amounted to P$50,798 million and P$15,082 million, in 2018 and 2017, respectively.

The effect generated by the restatement in terms of the current currency as of December 31, 2019 included in depreciation, amortization and impairment of Fixed assets amounted to P$31,845 million and P$11,096 million in 2018 and 2017, respectively.

Operating income

During 2018, consolidated operating income amounted to P$32,701 million, representing an increase of P$10,688 million or 49% as compared to 2017. Operating income represented 12,6% and 21,5% of consolidated revenues in 2018 and 2017, respectively.

	Years Ended December 31,		% of Change
	2018	2017	2018-2017
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	86,715	37,095	134
As % of revenues	34	36
Depreciation, amortization and impairment of Fixed assets	(54,014)	(15,082)	258
As % of revenues	(21)	(15)
Operating income	32,701	22,013	49
As % of revenues	13	21

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial Results, net

Financial results, net resulted in a net loss of P$28,914 million for 2018, representing a higher loss of P$30,011 million as compared to a gain of P$1,097 million for 2017. The increase was mainly driven by the combination of Telecom and Cablevision’s operations following the Merger. The variation in Financial Results, is also due to higher foreign currency exchange net losses due to a 102.2% depreciation of the Peso against the US$ during 2018 compared to a 17.5% depreciation of the Peso against the US$ in 2017, and higher interests on debt amounting to P$5,161 million in 2018.

The restatement in terms of the current currency effect as of December 31, 2019 amounted to P$20,619 million and P$2,934 million in 2018 and 2017, respectively.

Income tax benefit (expense)

Income tax benefit (expense) amounted to P$4,366 million and P$(8,486) million for 2018 and 2017, respectively.

The Company’s income tax charge includes two effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each company in the Telecom Group; and (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria. These two effects also consider the change in applicable statutory income tax rate. For more information on other income tax matters, see Note 3.n) and Note 16 to our Consolidated Financial Statements.

(i)  Regarding current tax expenses, Telecom´s generated tax profit in fiscal year 2017, resulting in an income tax payable of P$7,414 million. (ii)  Regarding the deferred tax, in 2018 and 2017, Telecom´s recorded a deferred tax gain of P$4,366 million and a loss of P$1,072 million, respectively. The gain in 2018 correspond to the tax loss carryforward recognized mainly due to higher foreign currency exchange net losses due to a 102.2% depreciation of the Peso against the US$ during 2018.

Net Income

Telecom Argentina recorded a net income of P$8,516 million for 2018, representing a decrease of P$6,651 million as compared to net income of P$15,167 million for 2017, representing 3.3% of the consolidated revenues (as compared to 14.8% in 2017). Net income attributable to controlling shareholders amounted to P$8,145 million for 2018 as compared to P$14,969 million for 2017.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the near term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of financial debt and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2020 and 2021 to refinance its outstanding debt. However, this remains uncertain as of the date of this Annual Report. See “Item 3—Key Information—Risk Factors— We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.”

Financial Debt Developments During 2019

The General Ordinary Shareholders’ Meeting of Telecom Argentina held on December 28, 2017 approved the Global Notes Program, up to a maximum aggregate outstanding amount as of the date of issuance of each class or series of US$3,000 million or its equivalent in other currencies for a maximum term of five years. On April 25, 2018 the CNV approved this program. On July 18, 2019, Telecom Argentina successfully completed the issuance of Series I Notes for a total principal amount of US$400 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During 2019, Telecom entered into loan agreements with banks and other financial entities. The most relevant are the following:

•	On March 4, 2019 Telecom and the IFC entered into a loan agreement for a total amount of US$450 million;
•	On May 29, 2019, Telecom and the IDB entered into a loan agreement for a total amount of US$300 million;
•	On May 7, 2019, Telecom entered into an export credit facility for a total amount of US$96 million with Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and the ECA bank, (iii) Banco Santander, S.A. as documentation bank and Banco Santander Río S.A. as onshore custody agent. The credit facility is guaranteed by Finnvera plc, the official export credit agency of Finland;

During 2019, Telecom made payments under its outstanding debt. The most relevant were the following:

•	On February 11, 2019 Telecom partially prepaid US$100 million under the Sindicated Loan.
•	On March 25, 2019, Telecom partially paid US$101.4 million under the Term Loan (US$100 million as payment of capital and US$1.4 million of interest). On July 25, 2019, Telecom partially paid US$100.15 million under the Term Loan (US$100 million as payment of capital and US$0.15 million of interest).
•	On July 25 and August 14, 2019, Telecom repurchased Class “A” Notes for a total amount of US$34.15 million.
•	On December 9, 2019, Telecom partially paid US$50.5 million under the Term Loan (US$50 million as payment of capital and US$0.5 million of interest).

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 14 and 31 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Contractual Obligations.”

NDF

From time to time/In the ordinary course of business, Telecom enters into NDF agreements to hedge the fluctuation of, mainly, exchange and interest rates. For more information about Telecom’s NDF agreements, see Note 23 to our Consolidated Financial Statements.

Cash Flow

The table below summarizes, for the years ended December 31, 2019, 2018 and 2017, Telecom’s consolidated cash flows:

	Years ended December 31,
	2019	2018	2017
	(P$ million)
Cash flows provided by operating activities	81,933	51,699	35,096
Cash flows used in investing activities	(44,790)	(34,726)	(26,051)
Cash flows used in financing activities	(25,043)	(22,290)	(6,553)
Net foreign exchange differences and RECPAM on cash and cash equivalents	2,881	5,892	88

Increase / (Decrease) in cash and cash equivalents	12,100	(5,317)	2,492
Cash and cash equivalents at the beginning of the year	10,601	10,026	7,446

Cash and cash equivalents at the end of the year	25,582	10,601	10,026

As of December 31, 2019, 2018 and 2017, we had P$25,582 million, P$10,601 million and P$10,026 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$81,933 million, P$51,699 million and P$35,096 million in 2019, 2018 and 2017, respectively. The increase in 2019 was mainly driven by higher collections of services provided to our customers, partially offset by higher payments of trade, social and fiscal debts. The increase in 2018 compared to 2017 was mainly driven by the Merger.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Cash flows used in investing activities were P$44,790 million, P$34,726 million and P$26,051 million in 2019, 2018 and 2017, respectively. The increase in 2019 was mainly due to a decrease in investment not considered as cash and cash equivalents, while PP&E capital expenditures remained stable. Likewise, 2018 cash flows include cash and cash equivalent added by the Merger. The increase in 2018 was mainly due to an increase in PP&E capital expenditures, partially offset by cash and cash equivalent incorporated by the Merger and higher acquisitions of Government bonds and investment not considered as cash and cash equivalents.

Cash flows used in financing activities were P$25,043 million in 2019, P$22,290 million in 2018 and P$6,553 million in 2017. The variation in 2019 was explained by lower dividend payments and higher financial debt payments, partially offset by higher proceeds from financial debt. The increase in 2018 was mainly due to higher dividend payments, partially offset by higher proceeds from financial debt.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on each individual company’s operating performance, its indebtedness, capital expenditure programs and receipt of dividends, from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2019	2018	Variation
	(P$ million)
Trade receivables	16,965	26,790	(9,825)
Other receivables (not considering financial NDF)	4,427	6,652	(2,225)
Inventories	3,212	4,210	(998)
Current liabilities (not considering financial debt)	(50,701)	(51,384)	683
Operating working capital - negative	(26,097)	(13,732)	(12,365)
As % of Revenues	11.0%	5.3%

Cash and cash equivalents	25,582	10,601	14,981
Financial NDF	163	1,154	(991)
Investments	429	2,109	(1,680)
Current financial debt	(35,280)	(30,835)	(4,445)
Net Current financial (liability) asset	(9,106)	(16,971)	7,865

Negative operating working capital (current assets — current liabilities)	(35,203)	(30,703)	(4,500)
Liquidity rate	0.59	0.63	(0.04)

Telecom and its subsidiaries have a working capital structure customary for companies with intensive capital that obtains financing from its suppliers (especially PP&E) for longer terms than those Telecom provides its customers. As a result, it has the negative operating working capital, which amounted to P$26,097 million as of December 31, 2019 (increasing P$12,365 million vs. December 31, 2018).

During years ended December 31, 2019 and 2018, Telecom continued raising funds from the financial market (See note 14 to our Consolidated Financial Statements), and applied the proceeds to pay investments, operating working capital, and other corporate expenses and to refinance part of its financial debts in the framework of its policy of optimizing the term, rate and structure of its financial debts. In spite of the uncertainties and disruption affecting Argentina’s economy and the government’s access to financing, Telecom has maintained its creditworthiness. The Company has several financing sources and several offers from international institutions to diversify its current funding structure. Telecom remained able to access the domestic and international capital market and obtain bank loans on competitive terms.

Telecom manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. Its cash and cash equivalent position is invested in highly liquid short-term instruments.

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$25,582 million (US$429 million) and P$10,601 million (US$178 million) as of December 31, 2019 and 2018, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Dividend payments

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 approved cash dividends for a total amount of P$6,300 million (equivalent to P$ 2.925214779 pesos per each outstanding share of P$1 peso nominal value to date P$8,666 million in current currency as of December 31, 2019). That amount was made available to shareholders on May 7, 2019.

The Company’s Board of Directors, at its meeting held on August 8, 2019, in furtherance of the powers granted by the Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019, decided to reverse and distribute P$7,045 million of the “Voluntary reserve for future cash dividends payments” (equivalent to $3.271275861 Argentine Pesos for each outstanding share of $1 Argentine Peso nominal value) and to make the distributable amounts available to shareholders on August 16, 2019 (P$8,334 million in current currency as of December 31, 2019).

Telecom Argentina’s General Ordinary Shareholders' Meeting held on October 10, 2019 decided to distribute dividends for the equivalent of US$300 million, payable in cash in U.S. dollars. For that purpose, the shareholders approved the total reversal of the “Voluntary reserve for future dividend payment”, which in current currency as of December 31, 2019 amounted to P$16,690 million and the partial reversal of the “Voluntary reserve to maintain the capital investments level and the current level of solvency” for P$2,116 million (both reversals account for P$18,806 million).

In accordance with such Shareholder Resolution, the dividends were made available to shareholders on October 18, 2019. The amount paid for each outstanding share with nominal value of P$1 peso was US$0.139295942 (or P$8.073244551 for shareholders that elected to collect the amount in Pesos).

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation, the rate at which Argentine Pesos can be exchanged for U.S. dollars and rates of inflation, among others. These factors are not within our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors.” Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We estimate that our capital expenditures in 2020 will be of approximately US$643 million, as compared to US$1,086 million in 2019 (which represented 27.6% of our consolidated revenues).

For mobile services, investments were oriented mainly to the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina. This objective was reached through the settlement in new sites, together with replacement and modernization of existent sites.

In respect of fixed access network, in 2019 we reaffirmed our decision to focus investments in technologies and solutions to increase substantially broadband offered to users, mainly with GPON (FTTH) technology, which continued to be deployed in different regions of Argentina. Our work plans allow satisfying the various services requirements for business, large buildings, and urban developments.

In respect of transport network, continuing with precedent year plans, investments were completed for the deployment of new interurban paths of optical fiber, increase Backbone IP capacity, setting-up of new contents POPs, and increase of capacity and availability of DWDM network.

Also new equipment was installed for the Metro Ethernet network and for the development and extension of the regional transport networks, mainly in PTN (Packet Transport Network).

See “Item 3—Key Information—Risk Factors—Risks relating to Telecom and its Operations—We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.” We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds from operations. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials in Peso terms as a result of the devaluation of the Peso/U.S. dollar and higher inflation.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

In macroeconomic terms, during 2019 Argentina’s economy contracted by 2.1%, according to the estimated monthly economic activity calculation published by INDEC. After the mandatory primary elections held in Argentina in August 2019, the political and economic environment became subject to uncertainty that generated a significant rise in inflation, fluctuations in the foreign exchange rate and decline in BCRA’s reserves (e.g., between August 12 and August 30, 2019, the Peso lost approximately 32% of its value with respect to the U.S. dollar and BCRA’s international reserves decreased by approximately US$11.6 billion). In response to the rapid decline in the value of the Argentine Peso and continued market uncertainty following the results of the primary elections, the BCRA announced several monetary and exchange risk management measures to contain the volatility of the exchange market. In October 2019 Alberto Fernández was elected president of Argentina, and he announced and implemented a wide range of economic and policy reforms. See “Item 3—Key Information—Risk Factors—Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.”

Our economic and financial performance - and other companies that operate in Argentina- cannot be isolated from macroeconomic and other developments affecting Argentina, particularly given our need to invest intensively in infrastructure, with dollarized inputs, while our operations generate Argentine pesos in the local market.

In this sense, although the economic scenario requires that our management remain focused on achieving operational efficiencies, we have developed an investment plan that is modular and scalable, with short-term goals. Therefore, we maintain a flexible approach that allows us to adapt to changing circumstances, in order to fulfill our vision of being the leading convergent communications company of Argentina.

At Telecom, we contribute to Argentina’s development by deploying and upgrading the infrastructure throughout the national territory with convergent communication services.

To such end, we promote the digital transformation of Argentina. Our corporate philosophy is based on the principles of technological and commercial freedom, innovation and business sustainability.

In line with Telecom’s strategic goals in 2019, we continued to work on consolidating the Company's leadership in Net Promote Score (NPS), revenue share and market share.

We remained focused on the adjustment of the systems, with strategic projects that comprise the processes of the whole organization and drive its digital transformation. Telecom is integrating all of its applications and developing a new digital ecosystem that we believe will allow the Company to become increasingly dynamic and efficient towards the full digital transformation of its operations, embrace the convergence of services, improve customer satisfaction and relationships, boost the performance of our network, and achieve operational excellence.

In order to provide solutions beyond connectivity, it is necessary to strengthen our networks: Telecom continues with fiber optic cable laying increasingly closer to households, unifying access technologies to improve browsing speeds through the fixed broadband service provided by Fibertel; and reconverting copper fixed networks into fiber networks or hybrid fiber-coaxial networks to offer higher connection speed and capacity.

Regarding the mobile network, Personal has become the fastest 4G service provider in Argentina, and we intend to continue expanding its coverage and capacity, upgrading the installed sites throughout the country with 4.5G technology, which would allow us to be prepared for deployment of 5G technology and the opportunities provided by IoT (Internet of Things). We will continue to explore 5G technology, as we have been doing so this year with the first demos open to the public in Buenos Aires and Córdoba, Argentina.

As regards contents, within the framework of a veritable revolution of the industry in which the content owners themselves are becoming competitors, Telecom is strongly focusing on Flow as a content and entertainment integrated platform. This multi device platform also offers new entertainment experiences through Flow Music XP and integrates e-sports initiatives.

Telecom Argentina operates in a fixed and mobile services market that is highly competitive and dynamic. We believe we have the determination, capacity and resources required to continue leading this industry. We are an Argentine company that grew consistently, which encourages the development of Argentine talent and promotes the sustainable economic and social performance of the country, helping communities to enter the digital world.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

As in previous years, we will continue to work for the benefit of the country, contributing to facilitate connections and enhance customer experience through the use of communication services and technologies.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2019 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of Argentine Pesos)
Debt obligations (1)	36,170	98,095	17,888	30,034	182,187
Operating lease obligations	435	100	32	32	599
Purchase obligations (2)	30,049	14,878	2,516	490	47,933
Lease liabilities	2,782	2,486	1,067	1,226	7,561
Other long-term liabilities (3)	1,008	786	307	272	2,373
Total	70,444	116,345	21,810	32,054	240,653

(1)	Includes P$30,191 million of future interest.
(2)	Other than operating lease obligations. It includes PP&E purchase obligations, inventories purchase obligations, and other services purchase obligations, among others.
(3)	Includes voluntary retirement program, pension benefits and other long-term payables.

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

As of the date of this Annual Report, Telecom Argentina has eleven directors and eleven alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Three of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to manage the corporation, including those for which the law requires special powers. The Board of Directors operates when there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or Fintech. Directors and alternate directors are normally elected at annual ordinary general meetings of shareholders (“Annual Ordinary Shareholders’ Meetings”) and serve a renewable three-year term. The term of the current directors will expire on December 31, 2020. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

On January 31, 2018 the Board of Directors approved the internal rules of the Executive Committee, —the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”)— provided for in Section 13 of our Bylaws. The Executive Committee in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the managers of the Company, the preliminary approval of significant plans, such as the Business Plan and Annual Budget of the Company (prior to its approval by the Board of Directors) and also certain other duties. The Executive Committee is comprised of five members, all of which must be members of the Board of Directors of our Company. The Executive Committee takes all of its resolutions by the unanimous vote of all its members, and in case such consent is not obtained in respect of any matter, such matter is posted for approval of the Board of Directors.

As established in the Telecom Shareholders’ Agreement between CVH and Fintech, for so long as CVH holds a certain percentage of Telecom Argentina shares, CVH shall be entitled to designate the majority of the directors, alternate directors, members of the Supervisory Committee, Executive Committee members, Audit Committee members, the CEO and any other Key Employees (other than the CFO and the Internal Auditor, who shall be designated by Fintech). CVH shall also be entitled to nominate the Chairman of the Board and Fintech to nominate de Vice Chairman of the Board. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

The following table lists our directors and alternate directors as of December 31, 2019 and as of the date of this Annual Report:

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Alejandro Alberto Urricelqui	Chairman of the Board of Directors	January 1, 2018
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Sebastián Bardengo	Director	January 1, 2018
Ignacio José María Sáenz Valiente (*)	Director	January 1, 2018
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D´Ambrosio	Director	March 8, 2016
Germán Horacio Vidal	Director	January 1, 2018
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Alejo Maxit	Director	April 27, 2017
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Nicolás Sergio Novoa (*)	Alternate Director	January 1, 2018
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira	Alternate Director	January 31, 2018
Savino
Saturnino Jorge Funes	Alternate Director	March 8, 2016
Carolina Susana Curzi	Alternate Director	January 31, 2018
Santiago Luis Ibarzábal Murphy	Alternate Director	April 27, 2017

(*) Resigned effective since January 1st, 2020. The Company’s Ordinary Shareholders´ Meeting held on November 25, 2019 appointed Carlos Alberto Moltini and Ignacio José María Sáenz Valiente as director and alternate director, respectively, to replace both positions effective January 1st, 2020.

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2019:

Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Sebastián Bardengo
Damián Fabio Cassino
Germán Horacio Vidal

Mr. Cassino was replaced by Carlos Alberto Moltini effective January 1, 2020.

Alejandro Alberto Urricelqui is an Accountant with a degree from the Universidad de Buenos Aires, and has a Master’s Degree in Finance. He has been the Chairman of the Board of Directors of the Company since January 2018 and a member of the Executive Committee. He was the Chairman of Cablevisión until it was merged into the Company. Mr. Urricelqui joined Grupo Clarín in 1990. As Chief Financial Officer, he participated in the business expansion and integration of Grupo Clarín’s media and telecommunications, including the acquisition of Cablevision in 2006 and its merger with Multicanal S.A., and in Grupo Clarín’s initial public offering in 2007. He was born on October 16, 1959.

Mariano Marcelo Ibáñez is a lawyer with a degree from the Universidad de Buenos Aires. He was the Chairman of the Board of Directors of the Company from March 2016 until January 1, 2018. He is currently the Vice Chairman and member of the Executive Committee. Previously, he was Director of Cablecom and as Chairman and acting CEO of Cablevisión. He was a Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

Sebastian Bardengo graduated from the Universidad de Buenos Aires with a degree in Business Administration and has a specialization in Administration and Management from Harvard University. He has been member of the Board of Directors of the Company and a member of the Executive Committee since January 2018. He has been director of Cablevisión Holding S.A. since 2017. He is currently chairman of the board of directors of Cablevisión Holding S.A. He has been Manager of Corporate Business at Grupo Clarín and member of the Board of Directors of Grupo Clarín and several of its subsidiaries. Previously, he worked for more than 20 years in investment and commercial banking, including the following positions: (i) director at Bank Boston Capital, a private equity fund with investments in Argentina, Uruguay and Chile; (b) executive Director at Bozano Simonsen Latinamerica S.A., a leading Brazilian investment bank; (c) founding partner of Buenos Aires Advisors, a financial advisory and mergers and Acquisitions advisory firm. In addition, Mr. Bardengo was appointed as financial expert in international arbitration courts such as CIADI (Centro Internacional de Arreglo de Diferencias relativas a Inversiones) and CNUDMI (Comisión de las Naciones Unidas para el Derecho Mercantil Internacional). He was born on May 15, 1966.

Ignacio José María Sáenz Valiente is a lawyer with a degree from the Pontificia Universidad Católica Argentina and partner at the Argentine law firm Saénz Valiente & Asociados that provides services as legal counsel to the Company. Mr. Sáenz Valiente specializes in corporate law, particularly local and international acquisitions and wealth management. He currently is a member of the board of directors of various companies, including GC Dominio S.A., Cablevisión Holding S.A., Grupo Benicio S.A., Geisha Bienes Raíces S.A., Purity Polo S.A., Grupo A1 SRL, Green Armor S.A., ENVO Biogas Tonder As/p, Envo Biogas AAbenraa As/p and, since January 1, 2020, he alternated director of Telecom. He was born on December 21, 1975.

Damián F. Cassino is a lawyer with a degree from the Universidad de Buenos Aires. He is a partner at the Argentine law firm Saénz Valiente & Asociados. Mr. Cassino specializes in complex litigation and antitrust law. He currently is a director of Telecom and, until December 31, 2019, he was a member of its Executive Committee. He is also a member of the board of directors of various companies, including GC Dominio S.A. He was born on January 16, 1969.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Carlos Alejandro Harrison is a Business Administrator with a degree from the Universidad de Buenos Aires and completed postgraduate studies at IAE Business School. He has been a member of the Board of Directors since March 2016 and is a member of the Company’s audit committee. Previously, he was President of Producciones YAQ S.A. and President of Business Development for AMC Networks International. Before that, he was the General Manager of Chello Latin America and Pramer SCA (both controlled by Liberty Global plc). Mr. Harrison also worked for Grupo Clarín S.A. as a Business Development Manager and was the Director of for International Operations at Multicanal S.A. He was born on January 19, 1963.

Martín Héctor D’Ambrosio is a lawyer with a degree from the Universidad de Buenos Aires. He has been a member of the Board of Directors since March 2016 and he is also a member of the Company’s Audit Committee. He currently is Managing Partner at GS1 S.R.L. and legal advisor to several companies. Previously, he worked with the legal firm Dellepiane & Asociados, and for many years, he was in charge of the legal area of US Equities Realty. He was born on March 9, 1974.

Germán Horacio Vidal is an industrial engineer with a degree from the Pontificia Universidad Católica Argentina. He has been a member of the Board of Directors since January 2018 and is a member of the Company’s Audit Committee and Executive Committee. He was the CEO of Grupo Telecom Argentina from May 2016 until November 2017. Between 1987 and 1997, he worked in different management positions at IBM in Argentina and Europe. From 1997 to 2004, he worked at MetroRED first as Marketing and Sales Director and then as General Manager of the Argentine branch, and Vice Chairman and General Manager of the operations in Argentina, Brazil, and Mexico. In 2003, with CoInvest as the main shareholder, he was appointed CEO of said company and participated on the Board of Directors of CTI. Afterwards, upon the sale of MetroRED, he was appointed Director of Marketing, Products, Customer Care and Data Center in Telmex Argentina. From 2005 to 2016, he worked at Korn Ferry consultants as a Senior Client Partner, General Director and Chairman. He was born on December 27, 1963.

Luca Luciani has a degree in Economics and Trade from LUISS University (Rome). He has been a member of the Board of Directors since January 31, 2018. Luca Luciani was the Managing Director and CEO of Value Partners, a multinational Italian consultancy firm operating through a network of 250 professionals around the world, until November 2018. During 15 years, as from 1999, he built a comprehensive experience as manager of telecommunications businesses, among others: CEO of Tim Brazil, General Manager of Telecom Italia domestic business, Group controller and CFO of Tim, Vice President Marketing and Sales of TI Group and CTO of Mobile. Previously, Mr. Luciani has more than10 years of experience in different sectors and positions, such as Group Controller of Enel, Manager of Procter & Gamble and consultant in Bain&Company network. He was born on November 2, 1967.

Baruki L.A. González is a lawyer with a degree from the Universidad de Buenos Aires. Mr. González joined the Board of Directors of Sofora, Nortel, Telecom Argentina and Personal in April 2016 (Sofora, Personal and Nortel were merged into Telecom Argentina). Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes that provides services as legal counsel to the Company. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on July 29, 1967.

Alejo Maxit is an industrial engineer with a degree from the Universidad Instituto Tecnológico de Buenos Aires (ITBA) and has a master’s degree in Corporate Finance from Universidad CEMA. He has been a member of the Board of Directors since April 2017, proponed by ANSES-Fondo de Garantía de Sustentabilidad. He was born on November 4, 1974.

María Lucila Romero is a lawyer with a degree from the Pontificia Universidad Católica Argentina. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in corporate law, particularly mergers & acquisitions. She has been a member of the board of directors in various companies. Mss. Romero currently serves as alternate director of GC Dominio S.A and as alternate director of Telecom. She was born on August 12, 1967.

Sebastián Ricardo Frabosqui Díaz is a lawyer with a degree from the Pontificia Universidad Católica Argentina, has a Master’s Degree in Law and Economics at Universidad Torcuato Di Tella and a Master in Laws (LL.M) degree at Northwestern University. He has been an alternate director since January 2018. He is a partner at the law firm Sáenz Valiente & Asociados. He specializes in Mergers & Acquisitions, general corporate consultancy, debt restructuring and capital markets. Between 2009 and 2010, he worked as foreign associate in the firms Fox, Horan & Camerini and Arnold & Porter at their respective offices in New York and Washington D.C. He was born on February 14, 1978.

Claudia I. Ostergaard is a lawyer with a degree from Universidad del Salvador. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in civil, commercial and administrative law, particularly, damage liability in litigation cases. She has been a member of the board of directors of various companies. She was born on May 29, 1974.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Nicolás S. Novoa is a lawyer with a degree from Universidad del Salvador. He is a partner at the Argentine law firm Saénz Valiente & Asociados and a member of the governing board of the Argentine Association of Television Service Providers (ATA) and a member of the copyright work group of the International Association of Broadcasting (IAB). He is a delegate of the IAB before the Standing Committee on Copyright (SCCR) at the World Intellectual Property Organization (2006-2016) and a Visiting Professor in the Master’s program in Intellectual Property at the Latin American Social Sciences Institute (FLACSO). Mr. Novoa currently is an alternate member of the Board of Directors of GC Dominio S.A. and was an alternate Director of Telecom until December 31, 2019. He was born on May 28, 1974.

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

Miguel Angel Graña is a Certified Public Accountant who graduated from the Universidad de Buenos Aires with post-graduate studies at Harvard University. He has been an alternate director since January 2018 and was a permanent director of Telecom Personal (merged into Telecom Argentina) from March 2016 to November 2017. He is the Chairman of Compañía de Inversiones y Mandatos S.A. and Managing Partner at Megraso SRL. Previously, he was Managing Director at J. P. Morgan in charge of M&A at the Buenos Aires office and Chairman at the Nokia distributor in Argentina. He was born on December 15, 1957.

Facundo Goslino is a lawyer from the Pontificia Universidad Católica Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He is an alternate member of Telecom´s Board of Directors since January 31, 2018. He is a partner at “EGFA Abogados” law firm. He also is a member of the board of directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked at Cleary Gottlieb Steen & Hamilton in 2006 as international associate. He is a member of the Public Bar Association of the Ciudad Autónoma de Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on January 19, 1975.

Lucrecia María Delfina Moreira Savino is a lawyer with a degree from the Pontificia Universidad Católica Argentina. She has been an alternate director since January 2018. Ms. Moreira Savino is an associate of the law firm “EGFA Abogados”. She is also currently an alternate syndic of Caterpillar Financial Services S.A., PPG Industries Argentina SRL, Desarrolladora Energética S.A., Empresa Distribuidora La Plata S.A., AESEBA S.A.U., AES Pampa S.A.U. and Moneda Sociedad Gerente de Fondos Comunes de Inversión S.A. She was born on March 2, 1974.

Saturnino Jorge Funes is a lawyer with a degree from the Universidad del Salvador and a Master’s degree in business law from the Universidad Austral, with honors. He is a founding partner of the law firm “EGFA Abogados.” He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is professor of corporate law at the Universidad del Salvador Law School in Buenos Aires, and a professor at the Masters in Finance and Masters in Law and Economics, both at the Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Carolina Susana Curzi is a lawyer with a degree from the Universidad de Buenos Aires. She is an alternate member of Telecom´s Board of Directors since January 31, 2018. She is a partner at “EGFA - Abogados” law firm. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on March 14, 1976.

Santiago Luis Ibarzábal Murphy is a business administrator with a degree from the Pontificia Universidad Católica Argentina and he also has a MBA from the IESE Business School, Universidad de Navarra. He has been an alternate director since April 2017, proposed by ANSES-Fondo de Garantía de Sustentabilidad. He worked for Grupo Nestlé, Johnson & Johnson, Grupo Inditex and for Instituto de Vivienda de la Ciudad Autónoma de Buenos Aires. He was born on August 24, 1976.

Carlos Alberto Moltini is a Certified Public Accountant with a degree from the Universidad de Buenos Aires. He was appointed CEO of the Company in November 2017. On January 1, 2020 he ceased his function as CEO and became a member of the Board of Directors of Telecom and a member of its Executive Committee. Until the merger, Mr. Moltini was a member of the Board of Directors of Cablevisión since October 2006 and General Manager of Cablevision also since October 2006. Mr. Moltini was the General Manager of Multicanal S.A. for five years and, before that, he was the CFO of Arte Radiotelevisivo Argentino S.A. (“Artear”) for seven years, a leading broadcasting channel in the Ciudad Autónoma de Buenos Aires, owned by Grupo Clarín. Previously, Mr. Moltini worked for Bagley Argentina S.A. and other broadcasting companies. He was born on November 16, 1960.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Senior Management

As of December 31, 2019, Telecom’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Carlos A. Moltini (2)	Chief Executive Officer (“CEO”)	November 16, 2017
Roberto D. Nóbile (3)	Deputy Director General	November 16, 2017
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory issues	November 27, 2017
Pedro L. López Matheu	Director of Government Relations, Communications and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Director of Procurement	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operating Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Pablo Esses	Chief Information Officer (“CIO”)	May 23, 2018
Gerardo Maurer	Director of Security	November 27, 2014
Fernando Cravero	Director of International Operations	March 1,2018
Tomás Reboursin	Director of Business Development	September 9, 2019

(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.
(2)	Carlos Alberto Moltini ceased his function as CEO since January 1, 2020. Since such date and as of the date of this Annual Report, this position is held by Roberto D. Nobile.
(3)	This position was discontinued on January 1st, 2020.

Roberto D. Nobile is a Certified Public Accountant with a degree from the Universidad de Buenos Aires and an AMP (Advanced Management Program) at Harvard Business School. He was appointed as General Sub - Director of the Company on November 27, 2017. Previously, he had been COO of the Company since May 2016 in charge of Marketing, Sales and Operations. Mr. Nobile has many years of experience in the telecommunications and media sector. In October 2006, he joined Cablevisión, where he worked for 10 years, as COO and Deputy Managing Director. He joined Arthur Andersen in 1989. Subsequently, he worked at Honeywell as South Regional Controller (Brazil, Argentina and Chile). In 1997, he was CFO of Arte Gráfico Editorial Argentino S.A. He was born on September 27, 1967.

Gabriel P. Blasi holds a degree in Business Administration and took post-graduate programs in Finance at Universidad del CEMA-Centro de Estudios Macroeconómicos Argentinos and at IAE (Universidad Austral). He held several managerial positions in Investment Banking and Capital Markets at Citibank and Banco Río (BSCH). He was the CFO of Grupo Carrefour in Argentina and Goyaique S.A.C.I.F. y A. (Grupo Pérez Companc). Until 2011, he was the CFO of IRSA Inversiones y Representaciones Sociedad Anónima (IRS), Cresud S.A.C.I.F. y A. (CRESY) and Alto Palermo S.A. (IRSCP) and held several board positions in Argentina, Brazil, New Zealand, Uruguay and USA. He joined Telecom Argentina on September, 2017, where he helds the position of Chief Financial Officer. He was born on November 22, 1960.

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

Pedro Lopez Matheu is a lawyer with a degree from the Universidad Católica Argentina. Mr. Lopez Matheu has 20 years of experience in the institutional relations in first-line multinational and national companies. From 1996 to 2006 worked at Grupo Clarín as Public Affairs Manager. He was Chairman of the Newspaper Publisher Association of the City of Buenos Aires, and of the Press Freedom Commission of ADEPA (Asociación de Entidades Periodísticas Argentinas), Vice Chairman of the Association of Argentine Private Radios, and of other national and multinational entities of that sector. From 2006 to 2014 he was Corporate and Government Affairs at Kraft Foods and Mondelez, leading company of food and, for Argentina, Chile, Uruguay and Paraguay. Also, since 2014, he had been Corporate Affairs Director at AXION Energy until he joined the Company. He was born on May 23, 1966.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Pablo C. Casey is a lawyer with a degree from Universidad de Buenos Aires and holds a Master’s Degree in Law and Economics from Universidad Torcuato Di Tella. He was appointed Director of Legal and Institutional Affairs of Telecom Argentina on November 16, 2017. Previously, he was a member of the Board of Directors of Cablevisión since October 2006. He worked at Grupo Clarín directly and indirectly since 1986 as Manager of Institutional Affairs. Mr. Casey also worked at Estudio Sáenz Valiente y Asociados until 1997, where he worked directly with Grupo Clarín. Between 1997 and 2005, he was the Manager of Legal Affairs of Multicanal. Mr. Casey was also a member of the Board of Directors of Grupo Clarín. He was born on June 20, 1967.

Sebastian Palla is an economist with a degree from the Universidad Torcuato Di Tella. He is Director of Procurement of Telecom Argentina since August 8, 2016. From 2009 to 2016 he worked at Macro Bank as an advisor of the Chairman first, later in the Investment Banking Management area and finally in the Government Banking Management area. From 2006 to 2009, he was in charge of the union of AFJP, first as Executive Director, and later as a Chairman. From 2002 to 2005, he was Chief of Advisor to the Ministry of Finance and then Sub-secretary of Finance of the Ministry of Economy and Public Finance. Mr. Palla was honored as a member of the Young Global Leaders Forum in 2005 (created by the World Economic Forum), also a member of the Eisenhower Fellowship in 2008; and was identified as one of the most influential people of 2007, in Luciana Vazquez’ s book “The Education of Those Who Influence.” He was born on June 12, 1974.

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

Gonzalo Hita holds a degree in Marketing from the Universidad Argentina de la Empresa (UADE). He also took several specialization courses and programs for upper management at institutions such as IAE Business School (PAD), ESADE Business & Law School, and Universidad del CEMA. He was appointed COO of the Company on November 16, 2017. At Cablevisión, he held, among others, the position of COO and, previously, he had been the Commercial Director since 2000. Mr. Gonzalo Hita was born on June 28, 1970.

Miguel Angel Fernández is an Electronic Engineer from the Universidad de Bahía Blanca and also holds an EMBA Program from IAE (2000 — 2001). He was appointed CTO (Chief Technical Officer) of Telecom Argentina on November 16, 2017. He hold the same position at Cablevisión since 2007. Between 1994 and 2006, he was the Technical Manager of Multicanal. Between 1990 and 1994, he was the Field Engineer at Western Atlas Petroleum Service Co. He was born on June 10, 1963.

Alejandro Miralles is an economist with a degree from the Universidad de Buenos Aires. He was appointed as Chief Audit & Compliance Officer in November 2017. He was Director of Human Capital of Telecom Argentina since June 6, 2016. Before that, he was Client Partner for more than five years at Korn Ferry, the leader global people and organizational advisory firm. He has also worked as Chief Financial Officer at Cablevision for seven years and Chief Executive Officer at Teledigital Cable. Prior to that, he was Investment Officer at CEI Citicorp Holdings and he worked at Citibank N.A. and at Manufacturers Hannover Trust. He was born on December 29, 1963.

Pablo Esses has a Bachelor´s Degree in Business Administration, graduated from the Universidad de Buenos Aires. He participated in many specialization courses in management, technology and leadership at international scope in United States and Europe. He was appointed as CIO of Telecom Argentina on May 2018. He has more than 25-years of experience in Business Consulting at Coopers & Lybrand, PricewaterhouseCoopers and IBM in Latin America. He was born on February 22, 1967.

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

Fernando Cravero holds an undergraduate degree in Marketing, an MBA (Master in Business Administration) and a PAD (Program for Top Management) from the IAE Business School (Universidad Austral). He has also attended courses at ESADE Business & Law School. In March 2018, he was appointed as Telecom Argentina’s Director of International Operations. Previously, he held the position of Operations Manager at Cablevision for seven years, and he had also been appointed Regional Manager of Operations at Multicanal in 2000. He founded a CATV company, which was sold in 1997, and has also held several positions in the financial sector. He was born on March 14, 1973.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Tomas Reboursin holds a Degree in Industrial Engineering from the Instituto Tecnologico de Buenos Aires (ITBA), as well as a master in Business Administration (MBA) from New York University. He was appointed Telecom New Business Development Director on September 9, 2019. Tomas has a 25 year international career track in Financial Services, Insurance, Payments and Fintech industries. Previous to Telecom, Tomas served as Chief Executive Officer (CEO) for Prisma Payments, Regional Chief Marketing Officer (CMO) for AIG Latin America, and senior Consumer Banking roles at Citigroup New York and Spain and BankBoston. Mr. Tomas Reboursin was born on October 21, 1974.

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2019 and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Eduardo J. Villegas Contte	Member	Accountant
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías A. Fredriks	Alternate Member	Lawyer
Delfina Lynch	Alternate Member	Lawyer
Juan Pedro Torassa	Alternate Member	Lawyer

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

María Ximena Digón is a lawyer graduated with an Honor Diploma from the Pontificia Universidad Católica Argentina. She has been a member of Telecom´s supervisory committee since 2017. She is a partner at “EGFA - Abogados” law firm. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on June 11, 1975.

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

Javier Alegria is a lawyer with a degree from the Pontificia Universidad Católica Argentina. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He acted as an international lawyer with Cleary, Gottlieb, Steen & Hamilton LLP law firm from 2003 to 2004. Mr. Alegria is a member of the Public Bar Association of the City of Buenos Aires. He is a professor at the Universidad de Buenos Aires Law School and Universidad del CEMA. He was born on August 7, 1974.

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

Matías Alejandro Fredriks has been an alternate member of the Supervisory Committee since April 2018. He is a partner of the firm Sáenz Valiente & Asociados. Mr. Fredriks is a lawyer graduated from Universidad Nacional de La Plata and holds a Postgraduate Degree in Administrative Law from Instituto de Estudios Judiciales de la Suprema Corte de Justicia de la Provincia de Buenos Aires and a Master’s Degree in Human Resources Management from Instituto de Empresa 1991/1992-Madrid-Spain. Before joining the firm Sáenz Valiente in 1994, Mr. Fredriks worked as a lawyer in the Corporate and Legal Advisory division of the firm “Price Waterhouse & Co.,” as an advisor of “Unión de Industriales de Quilmes,” of “Instituto de Previsión Social de la Provincia de Corrientes,” and of “Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires.” He worked on takeovers and transfers in several privatizations such as “Yacimientos Carboníferos de Río Turbio” and “Centrales Térmicas de Generación de Energía Eléctrica del Noreste Argentino.” In addition, he worked as Director of Labor Affairs of the Liquidation Commission of Empresa Nacional de Telecomunicaciones. Since he joined the firm Sáenz Valiente, he has worked in several litigation areas, being responsible for the department in charge of labor, trade associations and trade unions matters. Mr. Fredriks has served as director and statutory auditor at several companies before being appointed as an alternate member of the Supervisory Committee. He was born on August 27, 1964.

Delfina Lynch has been an alternate member of the Supervisory Committee since April 2018. She is an associate of the law firm Errecondo, González & Funes. She is also an alternate member of the supervisory committee of other Argentine companies, mainly in the energy sector. Mrs. Lynch graduated as a lawyer with honors from the Pontificia Universidad Católica Argentina. She is a member of the Bar Association of the City of Buenos Aires. She was born on April 21, 1991.

Juan Pedro Torassa has been an alternate member of the Supervisory Committee since April 2019. He is an associate of the law firm EGFA Abogados. Mr. Torassa graduated as a lawyer from the Pontificia Universidad Católica Argentina. He is a member of the Bar Association of the City of Buenos Aires. He was born on July 10, 1993.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee is established for each fiscal year at the Annual Ordinary Shareholders’ Meeting.

The aggregate compensation paid by Telecom to the members of the Board of Directors and the Supervisory Committee, acting since April 24, 2019, and the executive officers described under “—Senior Management” above, was approximately P$608 million for the year ended December 31, 2019.

As of December 31, 2019, the accrued compensation to the members of the Board of Directors and Supervisory Committee in connection with their duties performed since April 24, 2019 was approximately P$110 million and P$18 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2020.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

As of the date of this Annual Report, compensation paid as advance payments to members of the Board of Directors and Supervisory Committee acting since April 24, 2019 was P$67 million and P$12 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019 and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2020, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

Aggregate compensation for the executive officers described under “—Senior Management” above, amounted to approximately P$800 million for the year ended December 31, 2019 (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which an amount of P$270 million remained unpaid as of December 31, 2019.

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

During the year ended December 31, 2019, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

Telecom Argentina has no stock option plans for its personnel, or for its members of the Board of Directors or the Supervisory Committee.

Board Practices

Under Argentine law, directors have the obligation to perform their duties with loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to Telecom Argentina, our shareholders and third-parties for the improper performance of their duties, for violations of law, our bylaws or regulations and for any damage caused by fraud, abuse of authority or gross negligence. Under Argentine law, specific duties may be assigned to a director by the bylaws or regulations or by resolution of the shareholders’ meeting. In these cases, a director’s liability will be determined based on the performance of these duties, provided that certain recording requirements are met. Under Argentine law, directors are prohibited from engaging in activities in competition with Telecom Argentina without express authorization of a shareholders’ meeting. Certain transactions between directors and Telecom Argentina are subject to ratification procedures established by Argentine law.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent Sections included in Law No. 26,831. The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

On May 11, 2018, Productive Financing Law No. 27,440 was published in the Official Gazette. This law amended the Capital Markets Law No. 26,831 regarding the extent of the powers of the CNV; the exercise of preemptive rights on shares offered through public offering in the case of capital increases; private placements; public tender offers; and the jurisdiction of the federal commercial courts of appeals to review the resolutions issued or sanctions imposed by the CNV.

On December 28, 2018 CNV Resolution No. 779/2018 was published in the Official Gazette through which the CNV Rules were modified in relation to public tender offers, introducing the definition of public tender offer, both mandatory and voluntary, changes to the procedure for delisting and cancellation from the public offering regime, a launch notice template, and changes to the Prospectus template. The Resolution also eliminates the mandatory partial tender offer in the event of an acquisition of a “significant participation” in the capital stock of a listed company that does not imply an acquisition of a controlling interest in the target listed company. CNV regulations previously required the acquirer of a “significant participation” of 35% or more of the voting capital of a listed company to launch a partial tender offer for an amount of votes that allowed it to reach at least 50% of the voting capital of the target company.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A

With regard to public tender offers, under Transparency Decree, the offeror was required to formulate a “fair” price to be determined by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by the Productive Financing Law and CNV Resolution No. 779/2018, the pricing of a tender offer is based on an objective formula which consists of the higher of two existing prices.

Capital Markets Law No. 26,831 vests in members of the Board of Directors:

•	the duty to disclose certain events, such as any fact or situation capable of affecting the value of the securities or the course of negotiation;

•	the duty of loyalty and diligence;

•	the duty of confidentiality; and

•	the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

A director will not be liable if, notwithstanding his or her presence at a meeting at which a resolution was adopted or his or her knowledge of the resolution, a written record exists of his opposition thereto and he or she reports his opposition to the Supervisory Committee before any complaint against him or her is brought before the Board of Directors, the Supervisory Committee, the Annual Ordinary Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom Argentina terminates upon approval of the directors’ performance by the shareholders at a Shareholders’ Meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided that this liability does not result from a violation of the Telecom Argentina’s bylaws, the Argentine law or regulations.

Additionally, Capital Markets Law No. 26,831 provides that those who infringe upon the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering regime.

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. At present, the total amount covered by this insurance is US$75 million.

Executive Committee

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members and be in charge of Telecom Argentina’s day-to-day affairs, in each case under the supervision of the Board of Directors.

The Board of Directors decided to appoint an Executive Committee on January 1, 2018. On January 31, 2018 the Board of Directors approved the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”) and on that date the Executive Committee started functions. The Executive Committee members as of December 31, 2019 were: Alejandro Alberto Urricelqui, Damián Fabio Cassino, Sebastián Bardengo, Mariano Marcelo Ibáñez y Germán Horacio Vidal. Since January 1st, 2020 and as of the date of this Annual Report the Executive Committee members are: Alejandro Alberto Urricelqui, Mariano Marcelo Ibáñez, Sebastián Bardengo, Carlos Alberto Moltini and Germán Horacio Vidal.

Audit Committee

Capital Markets Law No. 26,831 provides that companies with publicly-listed shares must appoint an Audit Committee to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

In case of resignation, dismissal, death or lack of capacity of any of the members of the Audit Committee, the Board of Directors shall immediately appoint a replacement, who shall remain in office until the following Annual Shareholders Meeting.

According to Capital Markets Law No. 26,831 the duties of the Audit Committee are:

•	providing the market with complete information on transactions in which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A

•	giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;

•	giving an opinion regarding transactions with related parties in certain cases;

•	supervising internal control systems and verifying the fulfillment of norms of conduct; and

•	giving an opinion regarding the Board of Directors’ proposal to designate external auditors and evaluating their independence, among others.

Additionally, according to the Regulation for the Implementation of the Audit Committee, the Audit Committee also reviews the plans of internal auditors, supervising and evaluating their performance.

On April 24, 2019 Telecom Argentina´s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D’ Ambrosio as members of Telecom Argentina´s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee financial expert under SEC guidelines.

Under SEC and NYSE regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal qualify as independent directors. Under CNV regulations, only Mr. Harrison and Mr. D’Ambrosio qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2020 has not yet been held. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2019, a budget of P$4.1 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2020 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at Telecom, and the creation of a Risk Management Committee. The Committee is chaired by the CEO, and is composed by Senior Managers and the Chief Audit & Compliance Officer, led and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function (at the managerial level), whose responsible person also serves as Secretary of the Risk Management Committee and reports to the CFO.

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

Telecom Argentina has different action plans that endeavor to mitigate, in whole or in part, high impact risks. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of Telecom Argentina.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Obligations or capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee:

• Alejandro A. Urricelqui: 459,814 Class B shares

• Mariano M. Ibáñez: 4,370 ADR´s

• Damián F. Cassino: 1,300 ADRs

• Baruki L.A. González: 188,500 Class B Shares

• Saturnino J. Funes: 31,277 Class B shares

• Pablo G. San Martín: 740 Class B shares

Mr. Roberto Nobile holds 7,000 Class B shares of Telecom Argentina, Mr. Gabriel Blasi holds 3,500 ADRs of Telecom Argentina, Mr. Fernando Cravero holds 20,000 Class B shares and 1,200 ADRs, Mr. Pablo Esses holds 1,150 ADRs and Mr. Héctor D. Cazzasa holds 500 ADRs. No other member of Telecom Argentina’s senior management holds obligations or capital stock of Telecom Argentina.

Share Ownership Plan

We do not have any arrangements currently in force involving our employees, directors or senior management regarding the capital of the company.

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan (“SOP”), for the employees of ENTel and CAT, which were acquired by Telecom Argentina, Telintar and Startel. Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, were transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT. This transfer was made through a general transfer agreement signed on December 29, 1992. Our Class C Shares consist exclusively of shares originally sold in connection with the SOP. Most of Class C Shares were converted into Class B Shares from time to time. As of the date of this Annual Report, the outstanding number of Class C Shares is 113,178.

Employees and Labor Relations

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

In addition, Telecom actively promotes communication with all trade unions and with the different stakeholders involved, creating formal and informal communication channels, at national and local levels, with union leaders and internal committees. Telecom encourages and fosters working in shared spaces with all trade unions, convening joint and ongoing work meetings to address the following agenda: Occupational Health and Safety, Environment, Training, Diversity and Occupational Guidance and Work Organization. All the union representations attended and actively participated in those meetings.

In recent years we have conducted wage negotiations with all trade unions aiming to increase salaries in Argentine Pesos as a response to high inflation rates in Argentina. Wage negotiations were conducted in a cooperative environment and we were not the object of strikes or other direct action measures. Collective bargaining agreements were executed with the Argentine Association of Cable Television for the employees represented by SATSAID and SAL, and directly with the Trade Union Unity that groups the different telephone trade unions (FATEL, FOEESITRA, FOPPSTA, CEPETEL), UPJET and press worker unions.

As of December 31, 2019, the total number of Telecom employees was 23,728, as compared to 25,343 employees as of December 31, 2018 and 11,384 employees as of December 31, 2017. As of December 31, 2019, 23,122 employees were located in Argentina, 433 employees were located in Paraguay, 171 employees were located in Uruguay and 2 employees were located in the United States. As of December 31, 2018, 24,738 employees were located in Argentina, 420 employees were located in Paraguay, 183 employees were located in Uruguay and 2 employees were located in the United States. As of December 31, 2017, 11,206 employees were located in Argentina, and 178 employees were located in Uruguay.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2019, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

	Number of Shares Owned	Percent of Class	Percent of Total Capital Stock (1)
Class A Ordinary Shares:
Fintech Telecom LLC	448,679,250	65.61%	20.83%
Voting Trust (3)	235,177,350	34.39%	10.92%
Total Class A Ordinary Shares	683,856,600	100%	31.75%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	39.17%	11.42%
Others (2)	382,032,736	60.83%	17.74%
Total Class B Ordinary Shares	628,051,575	100%	29.16%
Class C Ordinary Shares:
Others	113,178	100%	0.01%
Total Class C Ordinary Shares	113,178	100%	0.01%
Class D Ordinary Shares:
Cablevisión Holding S.A.	406,757,183	48.33%	18.89%
VLG S.A.U.	199,732,125	23.73%	9.27%
Voting Trust (3)	235,177,350	27.94%	10.92%
Total Class D Ordinary Shares	841,666,658	100%	39.08%

(1)	Represents the respective percentage over the total of Telecom Argentina’s ordinary shares, regardless of their class.
(2)	Includes 198,085,167 Class B Shares in the form of ADSs owned by Fintech representing 31.54% of total Class B Common Shares and 9.2% of Telecom Argentina’s total capital stock.
(3)	Trust created under the Voting Trust Agreement of April 15, 2019, composed of 50% of Class A shares and 50% of Class D shares. Trustees: Héctor Horacio Magnetto and David Martínez Guzmán. See “Telecom Shareholders’ Agreement” below.

As of December 31, 2019, there were approximately 68.6 million American Depositary Shares outstanding (representing rights to 343.1 million Class B Shares or 54.6%% of total Class B Shares). Further, as of December 31, 2019, there were approximately 71 registered holders of American Depositary Shares in the United States and approximately 16,400 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described in “—The Telecom Shareholders’ Agreement.” and the Company’s bylaws.

Cancellation of Treasury Shares

Between May 28, 2013 and November 5, 2013, the Company acquired a total of 15,221,373 Class B Shares. These shares were held in treasury, and represented less than 1% of the Company’s total capital stock. During 2019 and in accordance with the provisions of section 67 of Capital Markets Law No. 26,831, all those treasury shares were cancelled and Telecom’s capital was reduced in an amount of P$15,221,373. As of the date of this Annual Report, Telecom does not hold any more Class B shares in treasury. For more information, see Note 22 to our Consolidated Financial Statements.

Major Shareholders

Cablevision Holding S.A. is the direct and indirect holder of 28.16% of Telecom Argentina’s total capital stock (in the form of Class D Shares). As a result of the Merger and the arrangements resulting from the Telecom Shareholders Agreement, CVH has been considered to have acquired control over Telecom since January 1, 2018.

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

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See “Item 4—Information on the Company—Significant 2019 Events—Public Tender Offer due to change of control.”

Fintech Telecom LLC is the direct holder of 30.03% of Telecom Argentina’s total capital stock (Class A Shares and ADS representing Class B Shares). Until December 31, 2017 Fintech was Telecom Argentina´s controlling shareholder.

Fintech Telecom LLC is a Delaware (United States) limited liability company, and is a wholly-owned direct subsidiary of Fintech Holdings Inc. Its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Holdings Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez.

Telecom Shareholders’ Agreement

On July 7, 2017, Fintech Telecom, LLC (“FTL”), certain of its affiliates and CVH entered into a shareholders’ agreement ( “Telecom Shareholders Agreement”), which regulates certain matters as to the corporate governance of Telecom Argentina which became effective upon completion of the Merger, while other provisions became effective simultaneously upon execution of the Telecom Shareholders’ Agreement.

The Telecom Shareholders’ Agreement provides, among other matters, the following:

•	Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;

•	FTL and CVH undertook to execute a voting trust agreement (the “Voting Trust Agreement”), which was formalized on April 15, 2019, pursuant to which FTL and VLG contributed 235,177,350 Class A shares and 235,177,350 Class D shares of Telecom, respectively, to a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Telecom Shareholders’ Agreement, in which case such shares will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC;

•	The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17. Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;

•	Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and all key employees of Telecom and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A

•	An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our Audit Committee and three members of our Supervisory Committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the Audit Committee and two members of the Supervisory Committee;

•	Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;

•	We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the BYMA and the New York Stock Exchange, respectively;

•	Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third-party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;

•	In the event that a tender offer (oferta pública de adquisición) was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger Effective Date) representing up to 2% of Telecom’s total capital stock, see “Item 4—Information on the Company—Significant 2019 Events—Public tender offer due to change of control”;

•	Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;

•	The SHA Parties agree to cause us to declare and pay dividends if our consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and

•	Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

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

In addition, Section 72 of Capital Markets Law No. 26,831 provides that before a publicly-listed company may enter into an act or contract involving a “relevant amount” with a related party or parties, the publicly-listed company must obtain approval from its Board of Directors and obtain a valuation report from its Audit Committee or two independent valuation firms that demonstrates that the terms of the transaction are consistent with those that could be obtained at an arm’s-length basis. If the Audit Committee or two independent valuation firms do not find that the terms of the contract are consistent with those that could be obtained on an arm’s-length basis, approval must be obtained from the shareholders. “Relevant amount” means an amount which exceeds 1% of the issuers’ equity as contained in the latest approved financial statements.

Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Capital Markets Law No. 26,831, Telecom’s Bylaws and the Rules of the Executive Committee to verify that the agreement could reasonably be considered to be in accordance with normal and habitual market practice.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Transactions with related parties of Grupo Clarín for the year ended December 31, 2019 resulted in income for telecommunication services rendered by us of approximately P$165 million and expenses for services received of approximately P$4,023 million.

Transactions with other related parties resulted in income of P$50 million as of December 31, 2019. Additionally, Transactions with other related parties resulted in expenses of P$39 million as of December 31, 2019.

As of December 31, 2019, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Legal Proceedings

The descriptions of the legal proceedings, including labor claims, general proceedings and consumer trade union proceedings in Note 20 to our Consolidated Financial Statements are incorporated herein by reference.

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

According to the rules of the CNV (as approved by General Resolution No. 622/13 and amended and supplemented, the “CNV Rules”), Shareholders’ Meetings that approve financial statements in which retained earnings are positive must make a specific determination on the use of such earnings in accordance with the GCL and, as a result, must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. As a result of this rule the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero.

Furthermore, CNV Resolution No. 777/18 established that “earnings distributions shall be considered in the currency as of the Shareholders´ Meeting date using the price index corresponding to the previous month of said Meeting”.

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

As of the date of this Annual Report, Telecom Argentina’s Board of Directors has not made a proposal on the allocation of the balance of retained earnings as of December 31, 2019, resolving that it will be discussed at the Board’s meeting that convene the Shareholders’ Meeting that will approve financial statements as of December 31, 2019.

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2019, 2018 and 2017—Factors Affecting Results of Operations.”

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.	THE OFFER AND LISTING

The number of shares as of December 31, 2019, was as follows:

Class of shares (*)	Outstanding Shares
Class A Shares	683,856,600
Class B Shares	628,051,575
Class C Shares	113,178
Class D Shares	841,666,658
Total	2,153,688,011

(*) Ordinary share (nominal value P$1 each) with 1 vote each

The Class B Shares are currently listed on the BYMA under the symbol “TECO2.” The ADSs are currently listed on the NYSE under the symbol “TEO.” Each ADS issued by the Depositary represents rights to five Class B Shares.

The ADSs by the Depositary under the Deposit Agreement dated as of November 8, 1994, as amended, among Telecom Argentina, the Depositary and the registered holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”) trade on the NYSE. Each ADS represents rights to five Class B Shares.

The BYMA is the largest stock market in Argentina. Trading on the BYMA is conducted by continuous open auction, from 11:00 a.m. to 5:00 p.m. each business day. The BYMA also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

Certain historical information regarding the BYMA is set forth in the table below.

	2019	2018	2017	2016	2015
Market capitalization (P$ billions) (1)	10,560	10,524	6,877	4,512	3,292
As percent of GDP (2)	52	72	60	56	56
Volume (P$ million) (1)	10,654,580	4,144,621	2,712,799	1,333,260	749,829
Average daily trading volume (P$ million) (1)	43,666	17,056	10,983	5,420	3,098
Number of traded companies (including Cedears)	240	183	184	189	194

(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).
(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 2019.

Source: Instituto Argentino de Mercado de Capitales

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. Telecom Argentina’s bylaws with all subsequent amendments were registered before the IGJ on November 15th, 2018, under number 22160, book 92 of Corporations. After this registration, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 10, 2019 approved the amendment of sections 4th, 5th and 6th of the Bylaws, so that Class “A” and “D” shares may be certified shares in accordance with applicable law or book-entry shares, as decided by Class “A” and Class “D” Shares Special Shareholders’ Meetings, respectively. The registration of this amendment before IGJ is still pending.

Object and Purpose

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

Shareholders’ Meetings

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Shareholders’ Meeting in each fiscal year to consider the matters outlined in Section 234 of the GCL, Section 71 of Law No. 26,831 and CNV rules, including but not limited to:

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

Notice of the Shareholders’ Meeting must be published in the Official Gazette of the Republic of Argentina (the “Official Gazette”) and in a widely circulated newspaper in Argentina, at least twenty days before the shareholder’s meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. in the case of Class B and Class C shares, and via book-entry account held by the Company of Class A and Class D shares. Entitled to attend the meeting, a shareholder may be represented by proxy.

Holders of ADSs are not entitled to attend or vote at a shareholders’ meeting but its Deposit Agreement provides for certain procedures to instruct the Depositary to vote deposited Class B Shares in accordance with instructions provided by the holders of the ADSs. For voting instructions to be valid, the depositary must receive them on or before the date indicated in the relevant notice. There is no guarantee that an ADS holder will receive voting materials in time to instruct the depositary to vote.

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

Any resolution adopted by the shareholders at Ordinary or Extraordinary Shareholders’ Meetings that affects the rights of one particular class of capital stock must also be approved or ratified by a special meeting of that class of shareholders. The special meeting will be governed by the rules for Ordinary Shareholders’ Meetings.

In addition, and pursuant to the amendment to the bylaws approved on August 31, 2017, a favorable resolution by a special meeting of the Class A and/ or the Class D will be required in order to approve any Supermajority Matter. That special meeting will be required to the extent the Class A or the Class D represent more than 15% of the capital stock, respectively, or 20% of the capital stock if the decision involves the approval of the Business Plan or the Annual Budget.

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

Dividends may not be paid if the legal reserve has been impaired, nor until it has been fully replenished. Shareholders’ rights to collect dividends expire three years after the distribution date pursuant to Section 17 of Telecom Argentina’s bylaws.

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

Capital increase and reduction

Telecom Argentina may increase its capital upon authorization of an Ordinary Shareholders’ Meeting. All capital increases must be confirmed by the CNV, published in the Official Gazette and recorded with the IGJ. Capital reductions may be voluntary or mandatory. Shares issued in connection with any capital increase must be divided among the various classes in proportion to the number of shares of each class outstanding at the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional accretion rights in accordance with the procedure described under “—Preemptive Rights” below.

A voluntary capital reduction must be approved by an Extraordinary Shareholders’ meeting and may take place only after notice thereof is published and creditors are given an opportunity to obtain payment or collateralization of their claims, or attachment, except in redemption cases (with liquid and realized profits).

In accordance with Section 206 of the GCL, reduction of a company’s capital stock is mandatory when losses have exceeded reserves and at least 50% of the stated capital (capital stock plus inflation adjustment).

Section 59 of Law No. 27,541 (published in the Official Gazette on December 23, 2019) suspended until December 31, 2020, the implementation of Section 206 of the GCL and of Section 94(5) of GCL (liquidation due to loss of capital).

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

A notice to the shareholders of their opportunity to preempt the capital increase must be published for three days in the Official Gazette and a widely circulated newspaper in Argentina. The period for the exercise of preemptive rights is 30 days following the last day of publication and may be reduced to 10 days by resolution of an extraordinary shareholders’ meeting. Pursuant to the Capital Markets Law, as amended by the Productive Financing Law No. 27,440, in the case of any capital increase by means of a public offer, the preemptive rights will be exercised by the shareholders exclusively through the subscription and allocation procedures determined in the offering memorandum, and the 30-day period will not apply; subject to the condition that the bylaws of the company expressly provide it and to the approval of the shareholders’ meeting.

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

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at an Extraordinary Shareholders’ meeting, such as a merger of Telecom Argentina into another entity, a change of corporate object and purpose, transformation from one type of corporate form to another, or the voluntary withdrawal from the public offering regime or listing of Telecom Argentina’s shares , any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value of his or her shares determined on the basis of Telecom Argentina’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the dissenting shareholder exercises its appraisal rights within five days following the Shareholders’ Meeting at which the resolution was adopted. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and provided he or she can prove that he or she was a shareholder on the day of the Shareholders’ Meeting at which the resolution was adopted. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company or if the shares that Telecom shareholders would receive as a result of such merger or spin-off would also be admitted to the public offering regime or listed in Argentina.

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

Notwithstanding the foregoing, should Telecom Argentina decide to voluntarily withdraw its shares from the public offering regime or listing in Argentina, pursuant to Section 97 of Law No. 26,831, a tender offer by Telecom Argentina at a fair price (precio equitativo) to be determined in accordance with certain parameters must be conducted before such withdrawal.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Acquisitions of 5% or more of the voting stock of a public company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of the voting stock of that particular company, until such person acquires control of that company, in which case the person shall be subject to a different ownership disclosure regime.

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

Limitations on foreign investment in Argentina

Under the Argentine Foreign Investment Law, as amended (the “FIL”), the purchase of stock by an individual or legal entity domiciled abroad or by a local company of foreign capital (as defined in the FIL) constitutes a foreign investment subject to the FIL. Foreign investments generally are unrestricted. However, foreign investments in certain industries, such as broadcasting, are restricted as to percentage. No approval is necessary to purchase Class B Shares. The FIL does not limit the right of non-resident or foreign owners to hold or vote the Class B Shares, and there are no restrictions in Telecom Argentina’s bylaws limiting the rights of non-residents or non-Argentines to hold or to vote on Telecom Argentina’s Class B Shares. Notwithstanding the foregoing, regulations implemented by the CNV require that all shareholders that are foreign companies who are registered to participate at a Shareholders’ Meeting should bear adequate proxy representation according to argentine law. To acquire participation in a company in Argentina, non-Argentine companies are required to comply with the share ownership registration requirements with the Argentine Registry of Commerce as provided for under Section 123 of the GCL.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Change of Control

There are no provisions in the bylaws of Telecom Argentina which may have the effect of delaying, deferring or preventing a change in control of Telecom Argentina and that would only operate with respect to a merger, acquisition or corporate restructuring involving Telecom Argentina or any of its subsidiaries, except in case of merger (Section 10. VI of the Bylaws).

Under Law No. 26,831, modified by Law N° 27,440, a party which has individually or through “actuación concertada” (concerted action) attained control in a publicly traded corporation must offer a fair price (precio equitativo) as defined in Law No. 26,831, as amended, to acquire all shares of such corporation.

Under Decree No. 764/2000, as amended by Decree No. 267/2015, the loss of control of a licensee company such as Telecom Argentina is subject to the approval of the ENACOM.

MATERIAL CONTRACTS

For information regarding our material contracts, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders— Telecom Shareholders’ Agreement.” We are not a party to the Telecom Shareholders’ Agreement.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

On September 1, 2019, the Argentine government issued Decree No. 609/2019 (the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended by the new administration, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the BCRA and liquidate such foreign currency-denominated proceeds to pesos through the foreign exchange market (the “MULC”); and (ii) authorized the BCRA to (a) regulate the access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

Currently, foreign exchange regulations have been consolidated in a single regulation, Communication “A” 6844. Below is a description of the main exchange control measures in effect as of the date of this Annual Report:

Reporting Regime

On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Reporting Regime”). Under such regime, Argentine residents (both legal entities or natural persons) whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of the equivalent of US$1 million in Pesos are required to report foreign holdings of (i) shares and other capital participations; (ii) debt; (iii) financial derivatives; and (iv) real estate, on an annual basis. Argentine residents whose foreign assets or debts flow or balance during the previous calendar year equal to or in excess of US$50 million in Pesos, are required to comply with these reporting obligations on a quarterly basis. From March 31, 2020, all residents with external liabilities at the end of any quarter, or residents who have cancelled any of” its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter.

Residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of US$50 million in Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

Access to the foreign exchange market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with section 7.1 of Communication “A” 6844 of the BCRA, exporters must repatriate, and settle for pesos through the MULC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although Communication “A” 6844, maintains the obligation to bring export proceeds to Argentina through the MULC, in accordance with article 2.6 of said Communication, exporters are authorized to avoid the settlement for pesos to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the MULC, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in pesos in the MULC, up to the amount of the insured exported goods.

Moreover, through section 8 of Communication “A” 6844, the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations. Decree No. 661/2019 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Peso settlement obligations imposed by the new regulations.

Finally, the regulations authorize the application of export proceeds to the repayment of: (i) pre-export financings and export financings granted or guaranteed by local financial entities; (ii) foreign pre-export financings and export advances settled in the MULC, provided that the relevant transactions were entered into through public deeds or public registries; (iii) financings granted by local financial entities to foreign importers; and (iv) financial indebtedness under contracts executed prior to August 31, 2019 providing for cancellation thereof through the application abroad of export proceeds. The application of export proceeds to the repayment of other indebtedness shall be subject to BCRA approval.

Obligation to repatriate and settle in pesos the proceeds from exports of services

Article 2.2 of Communication “A” 6844 imposes to exporters the obligation to repatriate, and settle in the MULC, the proceeds from exports of services within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Sale of non-financial non-produced assets

Pursuant of article 2.3 of Communication “A” 6844The proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in pesos in the MULC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

External financial indebtedness

Pursuant to the new regulations, servicing of foreign financial debt (disbursed after September 1, 2019) with access to the foreign exchange market for the payment of principal and interest thereunder, is subject to prior compliance with the requirement that the proceeds of such foreign financial debt must be transferred to the Argentine financial system and liquidated through the foreign exchange market. However, such requirement will not apply to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the borrower, opened at local banks; (b) proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the foreign exchange market, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Furthermore, access to the foreign exchange market for the prepayment of foreign financial indebtedness requires prior approval of the BCRA for prepayments taking place more than three business days prior to the scheduled repayment date, except if all of the following conditions are met: (i) the prepayment takes place simultaneously with the liquidation on the foreign exchange market of the proceeds of the new indebtedness denominated in foreign currency to Pesos; (ii) the new indebtedness has a weighted average life greater than the outstanding debt being prepaid; and (iii) the new indebtedness’s first principal payment shall (a) take place on or after the original maturity date; and (b) the principal amount of the new indebtedness shall not be greater than the original principal amount.

Duly registered securities that are denominated and payable in foreign currency in Argentina

As of November 29, 2019, in accordance with article 2.5 of the Communication “A” 6844 issued by the BCRA, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in BCRA Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with article 3.6 of Communication “A” 6844, access to the MULC for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is prohibited. With regard to preexisting transactions, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. This prohibition does not apply to loans in foreign currency granted by local financial entities, including payments of credit cards.

Moreover, in accordance with article 2.5 of the Communication “A” 6844 Bank, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in BCRA Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Access to the foreign exchange market by security trusts for principal and interest payments

As imposed by article 3.7 of Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the “MULC” in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MULC to make such payments directly. Also, subject to certain conditions, a fiduciary may access the MULC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Specific Provisions Regarding Access to the Exchange Market

Residents are authorized to access the MULC for the payment of import of goods in accordance with article 3.4 of Communication “A” 6844. This regulation sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. Moreover, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

Likewise, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Prior authorization by the BCRA is required for access to the MULC for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of US $ 2 million per month per resident customer, as stated by article 3.13 of Communication “A” 6844.

It should be noted that all outstanding debts as of August 31, 2019, either those whose maturity had operated prior to said date or those that did not have a stipulated expiration date, are considered to be overdue or due to payment debts.

Payment of services provided by non-residents

Pursuant of article 3.2 of Communication “A” 6488, residents may access the foreign exchange market for payment of services provided by non-residents (provided they are, unless expressly admitted, unrelated entities), for so long as such transaction has been reported, if applicable, pursuant to the External Assets and Liabilities Reporting Regime. Prior authorization from the BCRA is required for residents to access to the foreign exchange market for the repayment of debts or other liabilities in foreign currency to other residents.

Repayment of principal and interest of imports of goods and services

Access to the foreign exchange market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Additionally, article 3.3 of Communication “A” 6844 states that BCRA’s prior approval will be required to access the MULC for the repayment of debts for imports of goods and services prior to the maturity of such indebtedness.

Payment of dividends and corporate profits

In accordance with article 3.4 of Communication “A” 6844, access is granted to the local foreign exchange market to pay dividends to non-resident shareholders, subject to the following conditions:

•	Maximum amounts: The total amount of transfers executed through the MULC as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MULC as of the above mentioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders' meeting.

•	Minimum Period: Access to the MULC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% cap aforementioned.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

•	Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MULC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the Information Regime on Foreign Assets and Liabilities shall have been complied with. Also, it be verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MULC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Article 3.10 of Communication “A” 6844, authorizes local governments, Common Investment Funds, trusts, other universities established in the country and legal persons access to the MULC for the build-up of foreign assets and for derivatives transactions requires prior authorization by the BCRA.

Derivatives transactions

Article 4.4 of Communication “A” 6844 imposes to derivatives transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, held in the country -as of September 11, 2019- the obligation to be made in local currency.

Likewise, Access to the MULC for the payment premiums and settlements, margins and other collateral in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the MULC must be designated by the debtor to track the operation and an affidavit must be provided in which the debtor undertakes to repatriate and settled the funds into Pesos that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, within the following 5 business days.

Other Specific Provisions

Access to the MULC for savings or investments purposes of individuals

Per article 3.8 of Communication “A” 6844, Argentine residents may access the MULC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly mentioned) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same client.

In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days. In addition, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Access to the MULC by non-residents

In accordance with article 3.8 of Communication “A” 6844, BCRA prior approval will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency. The operations of: (a) International organizations and institutions that perform functions of official export credit agencies, (b) Diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, and (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine Administración Nacional de la Seguridad Social (ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence.

Exchanges and arbitrage. Transactions involving securities

Pursuant of article 4.2 of Communication “A” 6844, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) said operation is not subject to the MULC settlement obligation; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad , (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for principal and interest services from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that said funds are debited from an account in foreign currency of the client in a local entity and (v) may be carried out without the need to obtain prior BCRA approval, provided that if structured as separate transactions through the Peso, the same would have access to the MULC without BCRA authorization.

Securities related Operations

As per article 4.5 of Communication “A”6844, if an individual purchases securities through payment in foreign currency, the same must have been held by the client for at least 5 business days since the settlement of the transaction before their subsequent sale or transfer to another depositary. This minimum holding period shall not apply if the sale of the securities is carried out in the same jurisdiction and the settlement of the transactions is made in the same foreign currency. In all cases, the client shall be obligated to submit a sworn statement expressing that the funds shall not be used for the secondary purchase of securities within the following 5 business days.

Moreover, when a mere transfer of foreign currency deposited in a local account of a resident individual to a foreign account of the same individual is done, a sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days.

Blue Chip Swap Transactions

Entities authorized to operate on exchanges may not purchase securities in the secondary market with settlement in foreign currency or use holdings of their general exchange position for payments to local suppliers.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange regulations is reached by the Foreign Exchange Criminal Regime.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

TAXATION

Argentine taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this Annual Report and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this Annual Report will agree with this interpretation. Holders should carefully read “Item 3—Key Information—Risk Factors—Risks Relating to Telecom Argentina’s Shares and ADSs—Changes in Argentine tax laws may adversely affect the tax treatment of our Shares or ADSs” in this Annual Report and consult their tax advisors regarding the tax treatment of the Class B Shares underlying ADSs and ADSs.

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

Pursuant to Law No. 27,430, dividends and other profits paid in cash or in kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 69(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2019), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2020 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders. However, Law No. 27,451, published in the Official Gazette on December 23, 2019, suspended, until fiscal years starting on January 1st, 2021, the application of the withholding tax at a 13% rate on payment of dividends and profit distribution, and reestablished the 7% rate for this withholding tax.

No dividend withholding tax applies if dividends are distributed to the aforementioned Argentine corporate entities required to assess the dividend withholding tax. In addition, the Equalization Tax is not applicable to these dividends.

Income Tax - Capital gains

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

a.	Individual resident’s capital gains tax

Law No. 27,430 established that as from January 1, 2018, gains realized by Argentine resident individuals from the sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares are traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. For periods prior to 2018, it is currently under discussion the extent of the exemption (established by Law No. 26,893 and its implementing Decree No. 2,334/2013) applicable to the sale of shares and other securities through a stock exchange market, so as to determine whether it applies only sales of securities made in stock exchanges duly authorized by the CNV or in any stock exchanges.

Pursuant Income Tax Regulatory Decree (O.T 2019), the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

b.	Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

Law No. 27,430 provides that the capital gains tax applicable to nonresidents for transactions entered into between September 23, 2013 (when Law No. 26,893 became effective) and December 30, 2017, is still due and subsequent regulations stated the mechanism to have it paid. However, no taxes will be claimed to nonresidents with respect to past sales of Argentine shares or other securities traded in CNV’s authorized markets (such as ADSs) as long as the cause of the non-payment was the absence of regulations stating the mechanism of tax collection at the time the transaction was closed. AFIP General Resolution No. 4,227, which came into effect on April 26, 2018, stipulates that the income tax should be paid to the AFIP under the following procedures: (i) in case the securities were sold through an Argentine stock exchange market, and the withholding has been made, then the withholder must pay the tax, (ii) in case the securities were sold but not through an Argentine stock exchange market and there is an Argentine buyer involved, then the Argentine buyer should pay the income tax; and (iii) when both the seller and the buyer were foreign beneficiaries and the sale was not performed through an Argentine stock exchange market, the person liable for the tax is the buyer and the payment shall be made through an international bank via wire transfer to the AFIP. The payment of capital gains tax applicable for transactions entered into before December 30, 2017 was due on June 11, 2018.

In turn, Law No. 27,430 and the income tax regulatory Decree (O.T 2019), maintain the 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by nonresidents. However, nonresidents are exempt from the capital gains tax on gains realized from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of the exchange of tax information.

In addition, it is clarified that, from 2018 onward, gains from the sale of ADSs will be treated as from Argentine source.

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply On December 9, 2019, the official list of "non-cooperating" jurisdictions for tax purposes was published by means of Decree No. 682/2019. Argentine tax authorities are required to report any news to the Ministry of Finance to modify this list:

1. Bosnia and Herzegovina

2. Brecqhou

3. Burkina Faso

4. State of Eritrea

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

5. Vatican City State

6. State of Libya

7. Independent State of Papua New Guinea

8. Plurinational State of Bolivia

9. British Overseas Territories Saint Helena, Ascension and Tristan da Cunha

10. Sark Island

12. Solomon Islands

13. Federated States of Micronesia

14. Mongolia

15. Montenegro

16. Kingdom of Bhutan

17. Kingdom of Cambodia

18. Kingdom of Lesotho

19. Kingdom of Eswatini (Swaziland)

20. Kingdom of Thailand

21. Kingdom of Tonga

22. Hashemite Kingdom of Jordan

23. Kyrgyz Republic

24. Arab Republic of Egypt

25. Syrian Arab Republic

26. People´s Democratic Republic of Algeria

27. Central African Republic

28. Cooperative Republic of Guyana

29. Republic of Angola

30. Republic of Belarus

31. Republic of Botswana

32. Republic of Burundi

33. Republic of Cabo Verde

34. Republic of Côte d'Ivoire

35. Republic of Cuba

36. Republic of the Philippines

37. Republic of Fiji

38. Republic of The Gambia

39. Republic of Guinea

40. Republic of Equatorial Guinea

41. Republic of Guinea-Bissau

42. Republic of Haiti

43. Republic of Honduras

44. Republic of Iraq

45. Republic of Kenya

46. Republic of Kiribati

47. Republic of the Union of Myanmar

48. Republic of Liberia

49. Republic of Madagascar

50. Republic of Malawi

51. Republic of Maldives

52. Republic of Mali

53. Republic of Mozambique

54. Republic of Namibia

55. Republic of Nicaragua

56. Republic of Palau

57. Republic of Rwanda

58. Republic of Sierra Leone

59. Republic of South Sudan

60. Republic of Suriname

61. Republic of Tajikistan

62. Republic of Trinidad and Tobago

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

63. Republic of Uzbekistan

64. Republic of Yemen

65. Republic of Djibouti

66. Republic of Zambia

67. Republic of Zimbabwe

68. Republic of Chad

69. Republic of the Niger

70. Republic of Paraguay

71. Republic of the Sudan

72. Democratic Republic of São Tomé and Príncipe

73. Democratic Republic of Timor-Leste

74. Republic of the Congo

75. Democratic Republic of the Congo

76. Federal Democratic Republic of Ethiopia

77. Lao People's Democratic Republic

78. Democratic Socialist Republic of Sri Lanka

79. Federal Republic of Somalia

80. Federal Democratic Republic of Nepal

81. Gabonese Republic

82. Islamic Republic of Afghanistan

83. Islamic Republic of Iran

84. Islamic Republic of Mauritania

85. People's Republic of Bangladesh

86. Republic of Benin

87. Democratic People's Republic of Korea

88. Socialist Republic of Vietnam

89. Togolese Republic

90. United Republic of Tanzania

91. Sultanate of Oman

92. British Overseas Territory Pitcairn, Henderson, Ducie and Oeno Islands

94. Tuvalu

95. Union of the Comoros

In such scenarios, according to AFIP General Resolution No. 4,227, the income tax should be withheld and paid to the AFIP under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there was no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the AFIP.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,541, as of December 31, 2019, the rate at which Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons (natural and legal persons) is 0.50%.

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

Pursuant to Law No. 27,432 the PEN may decide that the percentage of the tax that was not computable as payment on account of income tax as of the date this Law became effective, , will be progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and also may decide that, in 2022, the tax provided for in Law No. 25,413 and its amendments as a payment on account of income tax will be fully computed.

On May 7, 2018, Decree No. 409/2018 was published. It established that for transactions reached at the general tax rate, it can be computed as a tax credit the 33% of the tax originated in both the accredited and the debited amounts and for the other taxable events achieved by the tax. In the case of operations taxed at a reduced rate, the computation as credit of the tax will be 20%.

These provisions are applicable to advances and balances of income tax corresponding to fiscal periods beginning on or after January 1, 2018, for tax credits originated in taxable events that occurred since that date.

Turnover tax

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Other Taxes

There are no Argentine federal inheritances or succession taxes applicable to the ownership, transfer or disposition of Class A, B, C and D Shares.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States. On December 23, 2016, Argentina and the United States signed an agreement for the exchange of information relating to taxes, which entered into force on November 13, 2017, so the first fiscal period with respect to which information could be exchanged is 2018.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that Telecom Argentina was not a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2020 taxable year or the foreseeable future, although there can be no assurance in this regard. If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Distributions of additional shares in respect of ADSs or Class B Shares underlying ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other disposition

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs will be subject to U.S. federal income tax as U.S.-source capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the ADSs or Class B Shares underlying ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. holder’s tax basis in those ADSs or Class B Shares and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of ADSs or Class B Shares underlying ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Income Tax-Capital gains” for a description of when a disposition may be subject to taxation by Argentina.

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

Foreign financial asset reporting

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or in part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

DOCUMENTS ON DISPLAY

You may request a copy of these filings by writing or telephoning the offices of Telecom Argentina at Alicia Moreau de Justo 50, (C1107AAB) Buenos Aires, Argentina. Telecom Argentina’s telephone number is 54-11-4968-4000. Our internet address is https://institucional.telecom.com.ar.

Telecom Argentina maintains a website at https://institucional.telecom.com.ar. The contents of the website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2019, that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the Peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in Pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. However, Telecom Argentina (as well as Telecom Argentina in its capacity of absorbing company of Personal) and Núcleo had commercial debt nominated in U.S. dollars and Euros. Moreover, Núcleo’s bank overdrafts are denominated in its functional currencies (guaraníes) and accrue interest at a variable rate. In addition, Núcleo maintains guaraní denominated financial debt and accrues interest at a fixed rate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds.”

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

(b)       Sensitivity to Interest Rate Risk

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in argentine Pesos accruing interest at rates that are reset at maturity, Notes and other financial entities loans denominated in U.S. dollar and guaraníes that bear interest at a variable and fixed rate.

The Company has financial debts at variable rate, which amounts approximately to P$48,554 million as of December 31, 2019.

In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to US$440 million (equivalent to P$ 26,352 million) as of December 31, 2019, that convert variable rate into fixed rate, therefore the net financial debt not hedged amounts to P$22,202 million as of December 31, 2019. Management believes that any variation of 100 bps in the agreed interest rates would generate an impact on a financial results of P$222 million.

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

(c)       Sensitivity to Exchange Rates Risk

Based on the composition of the consolidated statement of financial position as of December 31, 2019, which is a net liability position in foreign currency of P$137,670 million equivalents to US$2,299 million. If we consider only the portion not covered by derivative financial instruments, the net liability position totaled P$134,855 million equivalent to approximately US$2,252 million, and a variation of the exchange rate of $1 Peso as described in the previous paragraph, would generate a variation of approximately P$2,252 million in the consolidated financial position in foreign currency.

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

See Note 28 to our Consolidated Financial Statements for a description of financial risk management.

PART I - ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The ADSs are issued by the Depositary under the Deposit Agreement dated as of November 8, 1994, as amended, among Telecom Argentina, JPMorgan Chase Bank, N.A. (formerly Morgan Guaranty Trust Company of New York) (the “Depositary”) and the registered holders from time to time of the ADSs issued thereunder. The address of the Depositary’s principal executive office is 383 Madison Avenue, Floor 11, New York, New York 10179. Each ADS represents rights to five Class B Shares.

Depositary Fees and Charges

The Depositary collects its fees for delivery directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal. The Depositary also collects taxes and governmental charges from the holders of ADSs. The Depositary collects these fees and charges by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees (after attempting by reasonable means to notify the holder prior to such sale).

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2019, the Depositary reimbursed Telecom Argentina approximately US$211,756 in connection with the ADR program.

PART I – ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	TELECOM ARGENTINA S.A.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of the date of this Annual Report, none of Telecom Argentina and its subsidiaries are in default on any outstanding indebtedness.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2019 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2019. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2019 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

On April 24, 2019, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year´s Annual Shareholders´ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2020 has not yet been held. Therefore, as of the date of this Annual Report, Carlos Alejandro Harrison, Martín Hector D’Ambrosio and Germán Horacio Vidal remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

ITEM 16B.	CODE OF ETHICS

On November 7, 2019, the Board of Directors of Telecom Argentina approved a new release of Code of Ethics and Conduct. The most prominent revisions made to our Code of Ethics and Conduct do not apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. This document provides the ethical principles to which Telecom Argentina and all members of the Board of Directors, the Supervisory Committee, the CEO, Managers and in general all those who work in the Company must abide.

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to Telecom Argentina as a company subject to regime of public offering both in Argentina and the United States, have been taken into account for the formulation and approval of the Code of Ethics and Conduct.

No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of Telecom Argentina with respect to any provision of the Code of Ethics and Conduct.

The Code of Ethics and Conduct is available on our website at https://institucional.telecom.com.ar and the latest update was filed with the SEC on Form 6-K on November 8, 2019.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2019 and 2018. Figures are not restated for inflation.

Services Rendered	2019	2018
Audit fees (1)	122.0	73.0
Audit related fees	-	-
Tax fees (2)	6.4	3.2
All other fees (3)	60.9	33.1
Total	189.3	109.3

(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2019 and 2018, limited reviews of interim financial statements presented during 2019 and 2018, SEC filing reviews and other attestation services.
(2)	Includes fees for permitted tax compliance and tax advisory services.
(3)	Includes primarily fees paid for consulting services provided in connection with the implementation of the software for human capital management; assistance in the framework of Processes and the review on technical and methodological issues regarding the S4 HANA SAP and Central Finance projects; and advice on evaluating the design of the model of segregation of duties and critical access for S4 HANA SAP.

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

PART II	TELECOM ARGENTINA S.A.

The Pre-Approval Procedures provide for services that require:

•	specific pre-approval—to be approved on a case-by-case basis; and

•	general pre-approval—any category or general kind of service that come within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

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

The Pre-Approval Procedures also require pre-approval for the following services:

•	Annual audit and quarterly reviews of Telecom Argentina’s financial statements: the Audit Committee is required to approve the terms for the engagement and remuneration of such services.

•	Other “Audit Services”: the Audit Committee is required to define the services that will be subject to general pre-approval on an annual basis, setting the annual service fee amount, or the annual amount allocated to each individual service category, or to each service, within which fee caps the provision shall receive general pre-approval.

•	“Audit-related Services” and “Tax Services”: the Audit Committee is required to define the categories or types of services that will receive general pre-approval, provided that they fall within the annual fee cap set for that service and establish the guidelines for prior engagement of these services.

•	Other Permitted Services: are not subject to general pre-approval, and any other services require specific pre-approval by the Audit Committee for each service.

•	Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an independent director. An independent director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to the Management.

•	Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and in respect of services other than Audit Services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board of Directors, which will be included in this Annual Report, providing a detailed account of all fees invoiced by external auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely: audit fees, audit related fees, tax consultation fees and all other fees.

•	Additional requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from the Company, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom Argentina, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.

•	Amendments: the Audit Committee has authority to amend the Pre-Approval Procedures, rendering an account of any such amendment to the Board of Directors during the first meeting of the Board of Directors held after making the amendments.

PART II	TELECOM ARGENTINA S.A.

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

Telecom Argentina’s corporate governance practices differ from corporate governance practices of U.S. companies. Telecom Argentina maintains a detailed description of the significant differences in corporate governance practices on its website at https://institucional.telecom.com.ar/inversores/gobiernocorporativo.html, last updated February 2020.

The following is a summary of the material aspects in which Telecom Argentina’s corporate governance policies differ from those followed by U.S. companies under NYSE listing standards.

•	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the eleven-member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.

•	Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.

•	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.

•	Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.

•	Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

PART II	TELECOM ARGENTINA S.A.

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2019 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 9, 2020. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-88.

The following financial statements are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended and restated (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on December 28, 2018).

2.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

2.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

2.3	Amended and Restated Indenture between Cablevisión S.A. as issuer, and Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent, dated December 11, 2017 (included as Exhibit 4.3 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

2.4	Supplemental Indenture to the Amended and Restated Indenture between Telecom Argentina S.A. (as successor to Cablevisión S.A.) as issuer, Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent and Banco Comafi S.A. (as successor to Deutsche Bank S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina, dated July 12, 2018 (included as Exhibit 4.4 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

2.5	Indenture between Telecom Argentina S.A., as issuer, Citibank, N.A. as trustee, paying agent, registrar and transfer agent and Citibank, N.A. as Argentine registrar and transfer agent and representative of the trustee in Argentina, dated July 18, 2019.

2.6	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.

3.1	Voting Trust Agreement between Cablevisión Holding S.A., VLG S.A.U., Fintech Telecom LLC, Fintech Advisory, Inc., Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda, Mr. Lucio Rafael Pagliaro and Mr. David Manuel Martínez Guzmán, dated April 15, 2019 (previously filed as Exhibit 99.9 to Telecom’s Schedule 13D filed on April, 16, 2019 and incorporated by reference herein).

PART III	TELECOM ARGENTINA S.A.

4.1	Telecom Shareholders’ Agreement among VLG Argentina LLC, CVH, Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc., dated July 7, 2017 (previously filed as Exhibit 32 to Telecom’s Schedule 13D filed on July 10, 2017 and incorporated by reference herein).

4.2	Preliminary Reorganization Agreement among Telecom, Nortel, Sofora and Personal, dated March 31, 2017 (included as Annex A of the registration statement on Form F-4 filed by Telecom on May 17, 2017 and incorporated by reference herein).

4.3	Preliminary Merger Agreement between Telecom and Cablevisión, dated June 30, 2017, and the related exhibits thereto (previously furnished on Form 6-K (File No. 001-13464) on August 28, 2017 and incorporated by reference herein).

4.4	Syndicated Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated October 8, 2018 (included as Exhibit 15.6 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.5	Amendment Agreement to the Syndicated Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated February 11, 2019 (included as Exhibit 15.7 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.6	DB Loan Agreement between Telecom Argentina and Deutsche Bank AG, London Branch, as initial lender, sole book-runner and lead arranger and Deutsche Bank Trust Company Americas, as administrative agent, dated November 8, 2018 (included as Exhibit 15.8 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.7	Lender Accession Agreement between Telecom Argentina and CPPIB Credit Investments Inc., Deutsche Bank AG, London Branch and Deutsche Bank Trust Company Americas, as sole book-runner and lead arranger, dated November 14, 2018 (included as Exhibit 15.9 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.8	Loan Agreement between Telecom Argentina and International Finance Corporation, dated March 4, 2019 (included as Exhibit 15.10 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.9	Amended and Restated Common Terms Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020.

4.10	Amended and Restated IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020.

8.1	List of Subsidiaries.

12.1	Certification of Roberto D. Nobile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Roberto D. Nobile and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PART III	TELECOM ARGENTINA S.A.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
By:	/s/ GABRIEL BLASI
	Name:	Gabriel Blasi
	Title:	Chief Financial Officer

Date: March 18, 2020

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$59.89 = US$1 as of December 31, 2019

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Dispute of SCI’s Resolution 50/10

We draw attention to Note 20.2.j. to the consolidated financial statements, which describes the situation related to the resolution issued by the regulator to calculate the monthly fee payable by the users of cable television services. The outcome of this situation cannot be foreseen to date. Our opinion is not modified in respect of this matter.

TELECOM ARGENTINA S.A.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment

As described in Notes 3.k), 3.v.1) and 9 to the consolidated financial statements, the Company’s consolidated goodwill balance was $185,141 million as of December 31, 2019, and the goodwill associated with the Argentinian business operations (“the Telecom Argentina Cash Generating Unit (CGU)”) was $183,992 million as of December 31, 2019. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the value in use of a CGU to its carrying value, including goodwill. Value in use is estimated by management using a discounted cash flow model. Management’s cash flow projections for the Telecom Argentina CGU included significant judgments and assumptions relating to the projected operating income, the discount rate, the long-term growth rate and certain macroeconomic variables, such as projected inflation and exchange rates.

The principal considerations for our determination that performing procedures relating to the Telecom Argentina CGU goodwill impairment assessment is a critical audit matter are there was significant judgment by management when developing the value in use measurement of the Telecom Argentina CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including the projected operating income, the discount rate, the long-term growth rate and certain macroeconomic variables, such as projected inflation and exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

TELECOM ARGENTINA S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of value in use of the Telecom Argentina CGU. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including the discount rate, the long-term growth rate, the projected operating income and certain macroeconomic variables, such as projected inflation and exchange rates. Evaluating management’s assumptions related to projected operating income involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Telecom Argentina CGU, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Telecom Argentina CGU discounted cash flow model and certain significant assumptions, including the discount rate, the long-term growth rate and projected inflation and exchange rates.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Carlos Alberto Pace

Buenos Aires, Argentina

March 18th, 2020

We have served as the Company’s auditor since 2003.

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		As of December 31,
ASSETS	Note	2019	2018
Current Assets
Cash and cash equivalents	5	25,582	10,601
Investments	5	429	2,109
Trade receivables	6	16,965	26,790
Other receivables	7	4,590	7,806
Inventories	8	3,212	4,210
Total current assets		50,778	51,516
Non-Current Assets
Trade receivables	6	83	94
Other receivables	7	1,683	2,658
Deferred income tax assets	16	293	120
Investments	5	2,123	8,607
Goodwill	9	185,141	185,295
Property, plant and equipment	10	245,997	231,236
Intangible assets	11	82,608	91,474
Right of use assets	12	9,444	873
Total non-current assets		527,372	520,357
TOTAL ASSETS		578,150	571,873
LIABILITIES
Current Liabilities
Trade payables	13	31,963	35,158
Financial debt	14	35,280	30,835
Salaries and social security payables	15	9,941	9,150
Taxes payables	17	3,313	3,567
Leases liabilities	18	2,639	-
Other liabilities	19	1,654	2,365
Provisions	20	1,191	1,144
Total current liabilities		85,981	82,219
Non-Current Liabilities
Trade payables	13	2,355	876
Financial debt	14	116,716	91,177
Salaries and social security payables	15	861	534
Deferred income tax liabilities	16	52,552	37,755
Taxes payables	17	14	40
Leases liabilities	18	3,672	-
Other liabilities	19	1,524	1,787
Provisions	20	4,629	5,335
Total non-current liabilities		182,323	137,504
TOTAL LIABILITIES		268,304	219,723
EQUITY
Equity attributable to Controlling Company		305,078	347,186
Equity attributable to non-controlling interest		4,768	4,964
TOTAL EQUITY (See Consolidated Statements of Changes in Equity)	22	309,846	352,150
TOTAL LIABILITIES AND EQUITY		578,150	571,873

The accompanying notes are an integral part of these consolidated financial statements

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		For the years ended December 31,
	Note	2019	2018	2017
Revenues	24	237,024	258,518	102,531
Employee benefit expenses and severance payments	25	(46,531)	(45,773)	(17,945)
Interconnection and transmission costs		(7,520)	(8,500)	(2,017)
Fees for services, maintenance, materials and supplies	25	(26,607)	(25,468)	(11,159)
Taxes and fees with the Regulatory Authority	25	(18,385)	(20,936)	(7,475)
Commissions and advertising		(14,612)	(17,245)	(5,678)
Cost of equipment and handsets	25	(10,749)	(14,871)	(758)
Programming and content costs		(18,031)	(18,700)	(14,024)
Bad debt expenses	6	(6,331)	(5,426)	(1,386)
Other operating expenses	25	(11,174)	(14,884)	(4,994)
Depreciation, amortization and impairment of fixed assets	25	(61,289)	(54,014)	(15,082)
Operating income		15,795	32,701	22,013
Earnings from associates	5	(187)	363	543
Debt financial expenses	26	(16,657)	(52,262)	(334)
Other financial results, net	26	11,331	23,348	1,431
Income before income tax (expense) benefit		10,282	4,150	23,653
Income tax (expense) benefit	16	(14,170)	4,366	(8,486)
Net (loss) income for the year		(3,888)	8,516	15,167

Attributable to:
Controlling Company		(4,396)	8,145	14,969
Non-controlling interest		508	371	198
		(3,888)	8,516	15,167

(Loss) earnings per share attributable to Controlling Company - Basic and diluted	27	(2.04)	3.78	12.64

See Note 25 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	For the years ended December 31,
	2019	2018	2017

Net (loss) income for the year	(3,888)	8,516	15,167

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(1,944)	2,125	(1,088)
NDF effects classified as hedges	(335)	197	-
Income Tax effects on NDF classified as hedges	97	(55)	-
Will not be reclassified subsequently to profit or loss
Actuarial results	47	58	-
Tax effect	(15)	(17)	-
Other components of the comprehensive (loss) / income, net of tax	(2,150)	2,308	(1,088)

Total comprehensive (loss) / income for the year	(6,038)	10,824	14,079

Attributable to:
Controlling Company	(6,198)	9,885	13,983
Non-controlling interest	160	939	96
	(6,038)	10,824	14,079

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares	Treasury shares	Inflation adjustment	Treasury shares acquisition cost (2)
	Capital nominal value (1)	Capital nominal value (1) (2)			Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (3)	Voluntary reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2017	1,200	-	6,169	-	-	153	164	-	17,993	-	(1,912)	24	59,102	82,893	1,215	84,108
Legal and facultative reserve (4)	-	-	-	-	-	534	-	-	5,980	-	-	-	(6,514)	-	-	-
Dividends (4)	-	-	-	-	-	-	-	-	-	-	-	-	(4,260)	(4,260)	-	(4,260)
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10)	(10)
Facultative reserve partial reversal (5)	-	-	-	-	-	-	-	-	(9,263)	-	-	-	-	(9,263)	-	(9,263)
Comprehensive income:

Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	14,969	14,969	198	15,167
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(986)	-	-	(986)	(102)	(1,088)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(986)	-	14,969	13,983	96	14,079
Balances as of December 31, 2017	1,200	-	6,169	-	-	687	164	-	14,710	-	(2,898)	24	63,297	83,353	1,301	84,654
Incorporation of the Net Equity of the acquiree	969	15	61,689	(2,761)	-	2,798	1,337	5,077	-	34,481	(486)	(8)	(591)	102,520	1,801	104,321
Retained earnings adjustment	-	-	-	-	-	-	-	-	-	-	-	-	36	36	(32)	4
Merger effect	(15)	-	(77)	-	195,901	-	-	-	-	-	486	8	-	196,303	1,243	197,546
Call option reserve (6)	-	-	-	-	-	-	-	-	-	-	-	(203)	-	(203)	-	(203)
Facultative reserve (7)	-	-	-	-	-	-	-	-	2,722	4,124	-	-	(6,846)	-	-	-
Dividends (8)	-	-	-	-	-	-	-	-	-	(21,709)	-	-	(22,631)	(44,340)	-	(44,340)
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(280)	(280)
Increase in CV Berazategui shareholding	-	-	-	-	-	-	-	-	-	-	-	(368)	-	(368)	(8)	(376)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	8,145	8,145	371	8,516
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	1,740	-	-	1,740	568	2,308
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	1,740	-	8,145	9,885	939	10,824

Balances as of December 31, 2018	2,154	15	67,781	(2,761)	195,901	3,485	1,501	5,077	17,432	16,896	(1,158)	(547)	41,410	347,186	4,964	352,150

(1) As of December 31, 2017 and 2018 total shares, were issued and fully paid. As of December 31, 2018, 15,221,373 were treasury shares. See Note 22 to these consolidated financial statements.

(2) As of December 31, 2018, corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 0.70% of total capital. See Note 22 to these consolidated financial statements.

(3) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(4) As approved by the Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión held on March 30, 2017.

(5) For future dividends payments approved by the General Extraordinary Shareholders’ Meeting of Cablevisión held on December 18, 2017.

(6) Call option reserve of non-controlling interest.

(7) As approved by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

(8) As approved by the Company’s Board of Directors on January 31, 2018. Total dividends distributed were equivalent to $20.58 pesos per share.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares	Treasury shares	Inflation adjustment	Treasury shares acquisition cost
	Capital nominal value (1)	Capital nominal value (1)			Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (2)	Voluntary reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2019	2,154	15	67,781	(2,761)	195,901	3,485	1,501	5,077	17,432	16,896	(1,158)	(547)	41,410	347,186	4,964	352,150
Reserves constitution (3)	-	-	-	-	-	409	-	-	22,644	9,691	-	-	(32,744)	-	-	-
Dividends (3) (9)	-	-	-	-	-	-	-	-	-	(8,334)	-	-	(8,666)	(17,000)	-	(17,000)
Dividends to non-controlling shareholders (4)	-	-	-	-	-	-	-	-	-	-		-	-	-	(262)	(262)
Capital reduction	-	(15)	(954)	2,761	-	-	-	-	-	-	-	-	(1,792)	-	-	-
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual (5)	-	-	-	-	-	-	-	-	-	-	-	(114)	-	(114)	-	(114)
Increase in Tuves shareholding (6)	-	-	-	-	-	-	-	-	-	-	-	34	-	34	(94)	(60)
Dividends (7) (8) (9)	-	-	-	-	-	-	-	-	(2,116)	(16,690)	-	-	-	(18,806)	-	(18,806)
Adesol dividends	-	-	-	-	-	-	-	-	-	-	-	(24)	-	(24)	-	(24)
Comprehensive income:															-
Net (loss) / income for the year	-	-	-	-	-	-	-	-	-	-	-	-	(4,396)	(4,396)	508	(3,888)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(1,802)	-	-	(1,802)	(348)	(2,150)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(1,802)	-	(4,396)	(6,198)	160	(6,038)

Balances as of December 31, 2019	2,154	-	66,827	-	195,901	3,894	1,501	5,077	37,960	1,563	(2,960)	(651)	(6,188)	305,078	4,768	309,846

(1) As of December 31, 2019 total shares, were issued and fully paid.

(2) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(3) As approved by the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 24, 2019.

(4) Correspond to non-controlling shareholders of Núcleo.

(5) See Note 3.d.1.b) to these consolidated financial statements.

(6) See Note 3.d.1.a) to these consolidated financial statements.

(7) As approved by the General Ordinary Shareholders’ Meeting of the Company held on October 10, 2019.

(8) Equivalent to US$300 million paid in cash US dollars (freely available).

(9) Total dividends distributed for the year ended on December 31, 2019 were equivalent to $16.63 pesos per share.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		For the years ended December 31,
	Note	2019	2018	2017
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income for the year		(3,888)	8,516	15,167
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		9,963	5,572	1,344
Depreciation of property, plant and equipment	25	46,977	42,467	14,911
Amortization of intangible assets	25	8,269	8,181	163
Amortization of rights of use assets	25	3,479	150	8
Earnings from associates	5.a	187	(363)	(543)
Impairment of fixed assets	25	2,564	3,216	-
Disposals of PP&E and consumption of materials		268	891	2,595
Financial results and others		16,704	22,564	3,599
Income tax (benefit) expense	16	14,170	(4,366)	8,486
Income tax paid		(1,744)	(9,130)	(6,715)
Net (increase) decrease in assets	5.b	3,840	(7,687)	(1,711)
Net decrease in liabilities	5.b	(18,856)	(18,312)	(2,208)
Total cash flows provided by operating activities		81,933	51,699	35,096
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(49,170)	(47,477)	(29,408)
Intangible asset acquisitions		(1,628)	(4,471)	(1,241)
Acquisition in shareholdings		(61)	(375)	(51)
Proceeds from dividends	5.b	185	86	229
Cash incorporated by the merger	4.a	-	6,430	605
Proceeds from the sale of property, plant and equipment and intangible assets		102	9	20
Investments not considered as cash and cash equivalents		5,782	11,072	3,795
Total cash flows used in investing activities		(44,790)	(34,726)	(26,051)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	5.b	58,507	42,719	1,945
Payment of financial debt	5.b	(36,503)	(6,941)	(2,497)
Payment of interests and related expenses	5.b	(7,893)	(5,729)	(1,987)
Payments of leases liabilities		(3,626)	-	-
Payment of cash dividends	5.b	(35,528)	(52,339)	(4,014)
Total cash flows used in financing activities		(25,043)	(22,290)	(6,553)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		12,100	(5,317)	2,492
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,601	10,026	7,446
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		2,881	5,892	88
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		25,582	10,601	10,026

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

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom (Note 4).

CAPEX: Capital expenditures.

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

CPP: Calling Party Pays.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 29.a).

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed Assets: Includes PP&E; Intangible assets; Goodwill and Rights of Use Assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDEN: Integrated Digital Enhanced Network.

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

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss)

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No. 267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No. 26 issued by the FACPCE, amended by RT29 and RT43.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: Securities and Exchange Commission of the United States of America.

SRCE (Servicio Radioeléctrico de Concentración de Enlaces): Radio-electric Service of Concentration of Links.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SRS (Servicio de Radiodifusión por Suscripción por vínculo físico y/o radioeléctrico.): Subscription Broadcasting Service by physical and / or radio-electric link.

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

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions

TELECOM ARGENTINA S.A.

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)    The Company and its Operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, the Company also began providing telephone services in all the country.

As a consequence of the merger between the Company and Cablevisión (Note 4), Telecom Argentina, as surviving entity, develops, since January 1, 2018, the operations that Cablevisión developed as of December 31, 2017, which mainly consisted in the provision of cable television services through networks installed in different localities in Argentina and Uruguay.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services in Argentina and, through its subsidiaries, it also provides the mentioned services in Uruguay and Paraguay. Also, it provides international telephony services in the United States of America.

Information on Telecom’s licenses and on the regulatory framework is described under Note 2.

As of December 31, 2019, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Telecommunications services	Paraguay	67.50%
Microsistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)	Includes the 100% interest in Telmas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. See Note 3 d.4).

The information presented on a comparative basis of the fiscal year ended December 31, 2017 corresponds to the consolidated information of Cablevisión, due to the treatment of the “reverse acquisition” described under Note 3.d.5), therefore:

i.	NEXTEL Communications Argentina S.R.L. (“Nextel”) is included in the consolidation until it was merged into Cablevisión, effective as of October 1, 2017, and
ii.	Telecom USA, Núcleo, Personal Envíos, Tuves Paraguay and Microsistemas (subsidiaries of Telecom before its merger with Cablevisión) are not included in the consolidation of the comparative amounts.

TELECOM ARGENTINA S.A.

b)    Segment information

An operating segment is defined as a component of an entity that may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles (provided by IFRS as issued by the IASB), it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in current currency as of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. Operations carried out abroad do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the years ended December 31, 2019, 2018 and 2017.

❑ Consolidated Income Statement as of December 31, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	182,233	40,027	222,260	12,931	3,057	15,988	(1,224)	237,024
Operating costs without depreciation, amortization and impairment of fixed assets	(121,682)	(28,393)	(150,075)	(8,946)	(2,143)	(11,089)	1,224	(159,940)
Adjusted EBITDA	60,551	11,634	72,185	3,985	914	4,899	-	77,084
Depreciation, amortization and impairment of fixed assets	(26,024)	(31,544)	(57,568)	(2,869)	(852)	(3,721)	-	(61,289)
Operating income	34,527	(19,910)	14,617	1,116	62	1,178	-	15,795

Earnings from associates								(187)
Debt financial expenses								(16,657)
Other financial results, net								11,331
Income before income tax expense								10,282
Income tax expense								(14,170)
Net loss								(3,888)

Attributable to:
Controlling Company								(4,396)
Non-controlling interest								508
								(3,888)

TELECOM ARGENTINA S.A.

❑ Consolidated Income Statement as of December 31, 2018

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,836	114,767	244,603	7,894	7,104	14,998	(1,083)	258,518
Operating costs without depreciation, amortization and impairment of fixed assets	(85,942)	(76,657)	(162,599)	(5,414)	(4,873)	(10,287)	1,083	(171,803)
Adjusted EBITDA	43,894	38,110	82,004	2,480	2,231	4,711	-	86,715
Depreciation, amortization and impairment of fixed assets	(20,416)	(30,187)	(50,603)	(1,753)	(1,658)	(3,411)	-	(54,014)
Operating income	23,478	7,923	31,401	727	573	1,300	-	32,701

Earnings from associates								363
Debt financial expenses								(52,262)
Other financial results, net								23,348
Income before income tax expense								4,150
Income tax benefit								4,366
Net income								8,516

Attributable to:
Controlling Company								8,145
Non-controlling interest								371
								8,516

❑ Consolidated Income Statement as of December 31, 2017

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	39,870	60,841	100,711	1,074	758	1,832	(12)	102,531
Operating costs without depreciation, amortization and impairment of fixed assets	(25,082)	(39,153)	(64,235)	(711)	(502)	(1,213)	12	(65,436)
Adjusted EBITDA	14,788	21,688	36,476	363	256	619	-	37,095
Depreciation, amortization and impairment of fixed assets	(3,880)	(11,021)	(14,901)	(106)	(75)	(181)	-	(15,082)
Operating income	10,908	10,667	21,575	257	181	438	-	22,013

Earnings from associates								543
Debt financial expenses								(334)
Other financial results, net								1,431
Income before income tax expense								23,653
Income tax expense								(8,486)
Net income								15,167

Attributable to:
Controlling Company								14,969
Non-controlling interest								198
								15,167

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency as of December 31, 2019):

i)	Sales revenues from customers located in Argentina amounted to $221,063, $243,403 and $99,827 during the years ended December 31, 2019, 2018 and 2017, respectively; while sales revenues from foreign customers amounted to $15,961, $15,115 and $2,704 for the years ended December 31, 2019, 2018 and 2017, respectively;

ii)	PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $503,245 and $490,754 as of December 31, 2019 and 2018, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $19,945 and $18,124 as of December 31, 2019 and 2018, respectively.

TELECOM ARGENTINA S.A.

iii)	CAPEX corresponding to the segment “Services rendered in Argentina” amounted to $60,386 and $59,652 as of December 31, 2019 and 2018, respectively; while CAPEX corresponding to the segment “Other abroad segments” amounted to $5,103 and $5,675 as of December 31, 2019 and 2018, respectively.

iv)	Financial Debt corresponding to the segment “Services rendered in Argentina” amounted to $147,898 and $118,566 as of December 31, 2019 and 2018, respectively; while Financial Debt corresponding to the segment “Other abroad segments” amounted to $4,098 and $3,446 as of December 31, 2019 and 2018, respectively.

c)	Basis of Presentation

As required by the CNV, the Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA. IFRS also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework.

The preparation of these consolidated financial statements in conformity with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3.v).

These consolidated financial statements (except for the statement of cash flows) are prepared in current currency as of December 31, 2019 (see Note 1.e) and on an accrual basis of accounting (except for the consolidated statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These consolidated financial statements as of December 31, 2019, were approved by resolution of the Board of Directors’ meeting held on March 9, 2020.

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

e)	Financial reporting in hyperinflationary economies

IAS 29 establishes the conditions under which an entity shall state its financial statements in terms of the measuring unit current at the closing date of the latest reporting period if it operates in an economic environment considered “hyperinflationary”.

TELECOM ARGENTINA S.A.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of factors to consider, including a cumulative inflation rate over three years that is close to or exceeds 100%.

The macroeconomic events that have taken place in the country during 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, showed the compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, FACPCE issued Resolution No. 539/18 on September 29, 2018 which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the restatement for inflation such as, for example, the indexes to be used (resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, as amended, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them. Therefore, through Resolution No. 777/18, CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. According to this, these consolidated financial statements are restated in terms of current currency as of December 31, 2019.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below show the evolution of these indexes in the last three years and as of December 31, 2019 following official statistics (INDEC) in accordance with the guideline described in Resolution No. 539/18:

	As of December 31, 2016	As of December 31, 2017	As of December 31,2018	As of December 31,2019

National Consumer Price Index	100	124.8	184.26	284.44
Variation in Prices
Annual	34.6%	24.7%	47.6%	53.8%
Accumulated 3 years	102.2%	96.6%	147.8%	183.2%

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2019. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Rights of Use Assets, Goodwill, Inventories, certain Investments in associates and the Equity items. Each item must be restated since the date of the initial recognition in the Company's Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2019.

Comparative figures must also be presented in the current currency of December 31, 2019.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items shall be restated from the dates when the items of income and expense were originally recorded. The Company shall apply the variations in monthly general price index.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results, net.

The items of the Statement of Cash Flows must also be restated in terms of the measuring unit current at the closing date. IAS 29 para 33 states that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting period. The gain arising from the restatement has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

Restatement of the Statement of Changes in Equity

All components of the Statement of Changes in Equity, except retained earnings, must be restated from the dates on which the items were contributed or otherwise arose.

TELECOM ARGENTINA S.A.

Effect of the Merger between Telecom and Cablevisión

Taking into consideration that the book value of the equity of Telecom as of the Effective Date of the Merger (January 1, 2018) was stated at historical cost, the value of the merger surplus as of that date did not contemplate the effect of the inflation adjustment. Therefore, such value has been remeasured by the difference between the fair value of the consideration transferred and the book value of Telecom’s Equity restated for inflation as of the Effective Date of the Merger. This change had an impact on the initial value recognized for the Merger Surplus. For more information, see Note 4.

Investments in Foreign Companies

The subsidiaries, associates and companies under common control that use functional currencies other than the Argentine peso (mainly foreign companies with economies that are not considered to be hyperinflationary), must not restate for inflation their financial statements, in accordance with IAS 29.

Notwithstanding, and only for reporting and consolidation purposes, the comparative figures presented in Argentine pesos in the Income Statement corresponding to the current year and the previous year must be stated using the exchange rates at the transaction date. In addition, the initial items of the Statement of Changes in Equity must be reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized against Retained Earnings and Other Comprehensive Results.

NOTE 2 – REGULATORY FRAMEWORK

a) Regulatory Authority

The activities of the Company that provides Information and Communication Technologies Services (“ICT”) are regulated by a set of rules and regulations that comprise the regulatory framework of the telecommunication sector.

The Regulatory Authority for ICT services in Argentina is ENACOM (National Communications Agency) which, pursuant to Decrees Nos. 7/2019 and 50/2019, is under the jurisdiction of the Secretariat of Public Innovation under the Cabinet of Ministers.

The subsidiary Núcleo, with operations in the Republic of Paraguay, is under the oversight of the CONATEL, and its subsidiary Personal Envíos is under the oversight of the Central Bank of the Republic of Paraguay.

The subsidiary Telecom USA, which operates in the United States of America, is under the oversight of the Federal Communications Commission (“FCC”).

Adesol is a subsidiary of the Company incorporated in Uruguay, which has contractual relationships with several licensees that provide subscription television services in such country and are under the oversight of the Communication Services Regulatory Agency (“URSEC”, for its Spanish acronym).

b) Licenses

✓	Under the Licencia Única Argentina Digital, the Company currently provides the following services:

•	Local fixed telephony,
•	Public telephony,
•	Domestic and international long-distance telephony,
•	Domestic and international point-to-point link services,
•	Value added, data transmission, videoconferencing, transportation of broadcasting signals, and Internet access,
•	STM, SRMC, PCS and SCMA, also called mobile communications services ("SCM", for its Spanish acronym),
•	SRS and
•	SRCE

The licenses for rendering SCM services were originally granted to Personal and were subsequently transferred to Telecom under the reorganization with Personal pursuant to ENACOM Resolution No. 4,545-E/2017. Such licenses were granted for the provision of STM in the Northern Region of Argentina, of SRMC in the AMBA area, and of PCS and SCMA throughout the country.

In relation to the merger with Cablevisión pursuant to ENACOM Resolution No. 5,644-E/2017, the Company also acquired licenses and authorizations to render SRCE services and the Registration to render Physical and Radio-Electric Link Subscription Broadcasting Services and the corresponding authorizations.

TELECOM ARGENTINA S.A.

✓	Licenses held by subsidiaries in Paraguay

Núcleo holds a license to provide mobile telecommunication services - STMC and PCS throughout Paraguay. In addition, Núcleo holds a license for the installation and exploitation of Internet and data services throughout Paraguay. All these licenses were granted for renewable five-year periods.

Personal Envíos, a company controlled by Núcleo, is authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”, for its Spanish acronym) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Tuves Paraguay, a company controlled by Núcleo, has a license for the provision of direct-to-home subscription audio and television services ("DATDH"), for a term of five years. The license was granted in March 2010 and renewed in March 2015 for a five-year term.

c) Regulatory framework of the services provided by the Company

Among the main regulations that govern the services rendered by the Company, the following stand out:

•	The LAD, as amended by Decree of Need and Urgency (“DNU”) No. 267/15 and Decree No. 1,340/16.
•	Law No. 19,798 to the extent it does not contradict the LAD.
•	The Privatization Regulations, which regulated that process.
•	The Transfer Agreement.
•	The licenses for providing telecommunication services granted to the Company and the Bidding Terms and Conditions and their respective general rules.

On the other hand, the exploitation of physical and/or radio-electric link subscription broadcasting services held by the Company, originally granted under Law No. 22,285, are currently governed by the LAD since DNU No. 267/15 was issued.

✓	Law No. 27,078 – Argentine Digital Law (LAD)

Enacted in December 2014, the LAD maintained the single country-wide license scheme and the individual registration of the services to be rendered but replaced the name telecommunication services with ICT Services, and included several amendments to the regulatory services of these services.

The LAD, passed on December 19, 2014, incorporated several changes to the telecommunication services regulatory framework.

Law No. 19,798, the Telecommunications Act (passed in 1972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the LAD (among them, for example, Section 39 of Law No. 19,798 regarding the exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes the Regulatory Authority to issue new licensing, interconnection services, SU and spectrum regulations (see “New General Rules” under Note 2.f).

✓	Decree No. 267/15 – Amendments to the LAD

On January 4, 2016, DNU No. 267/15 was published in the Official Gazette, which amended Law No. 26,522 (“the Audiovisual Communication Services”) and Law No. 27,078 (LAD), and created the ENACOM as the Enforcement Authority for these laws. On April 8, 2016, the House of Representatives voted in favor of the validity of DNU No. 267/15. Thus, such DNU acquired the status of Law.

Among the main amendments to the LAD related to the Subscription Broadcasting Service, the following stand out:

•	The incorporation of Subscription Broadcasting Services (physical or radio-electric link, such as cable TV) as an ICT Service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite subscription television services (known as satellite TV) shall remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite subscription television license is incompatible with having any other kind of audiovisual communication or ICT Service license.

•	Any subscription broadcasting license (such as cable television), granted before the application of DNU No. 267/15 will be considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. Furthermore, the Decree provides for a 10-year extension counted as from January 1, 2016 for the use of spectrum frequencies by radio-electric link subscription broadcasting services licensees.

TELECOM ARGENTINA S.A.

•	DNU No. 267/15 replaced the LAD’s Section No. 94, and states that SBT suppliers, fixed telephony license holders within the scope of Decree No. 264/98, and mobile telecommunication license holders within the scope of Decree No.1,461/93, cannot provide subscription broadcasting services for a term of 2 years counted as from January 1, 2016 (this term can be extended by 1 additional year). Also, the DNU replaces Section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile service providers with licenses granted by Decree No.1,461/93, which choose to provide subscription broadcasting services.

•	In addition, holders or shareholders with an interest of 10% or more in companies that provide public services may not be holders of a subscription broadcasting registration. However, this will not apply in the following cases: (i) non-profit legal entities to which the national, provincial or municipal government has granted the license, concession or permission to provide a public service (such as telecommunications cooperatives); (ii) persons mentioned in Section 94 (including the Company) which will only be able to provide the service after the expiration of the term specified therein.

It should be noted that pursuant to Section 21 of DNU No. 267/15 and until the enactment of a law that will unify the fee regime provided under the LSCA and the LAD, the physical link and radio-electric link subscription broadcasting services will continue to be subject only to the fee regime provided under LSCA. Therefore, they shall not be subject to the SU investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of the LAD.

✓	Decree No. 1,340/16 - Amendments to DNU No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of the LSCA and the LAD.

Among the most relevant provisions, it establishes:

•	That a 15-year-term, as from the publication of the Decree, be fixed as differential condition pursuant to Section 45 of the LAD, for the protection of last-mile fixed new generation networks deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be issued, notwithstanding the provisions of Section 56 of the LAD.

•	That the Ministry of Communications or the ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum.

•	That ICT licensees and Satellite Link Subscription Broadcasting licensees that as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

This Decree also sets out some principles on interconnection matters contemplated in the Interconnection regulations, approved through Resolution No. 286/18 (see “New General Rules” under Note 2.f).

d) Universal Service Regulation

•	Decree No. 764/00

Annex III of Decree No. 764/00 required providers of telecommunications services to contribute 1% of their total accrued revenues, net of applicable taxes and charges, to the FFSU. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exists in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Likewise, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

Resolution No. 80/07, issued by the SC, provided that until the SU Fund was effectively implemented, telecommunication service providers were required to open an account at Banco de la Nación Argentina to deposit the corresponding amounts on a monthly basis. In August 2007, Resolution No. 2,713 of the former CNC was published, which provided details regarding the concepts that have been achieved and those that are offset for the purpose of calculating the contribution obligation to the FFSU.

•	Decree No. 558/08

Decree No. 558/08, published on April 4, 2008, approved a new General Regulation of the Universal Service (“RGSU”, for its Spanish acronym), replacing Annex III of Decree No. 764/00.

Decree No. 558/08 established that, with respect to the obligations imposed under Decree No. 764/00, the SC would determine the quantification of those that were fulfilled and, with respect to those obligations pending fulfillment, the methodology to be applied to the SU. In addition, it may consider as SU other services developed by Licensees for their compensation and eventual continuity.

TELECOM ARGENTINA S.A.

Regarding the Initial SU Programs established under the previous Regulation, it stated that the SC would redefine them, ensuring “...the continuity of those already underway...” and implementing those to be redefined as such. The financing of Initial Programs recognized as such would be determined by the SC. The providers of the new programs that the SC may decide to implement would be selected pursuant to an auction.

The Decree maintained the contribution to the SU Fund of 1% of total accrued revenues (from telecommunication services, net of applicable taxes and charges) and also maintained the “pay or play” principle to determine the monthly contribution or, where appropriate, the receivable that may be claimed.

On November 11, 2010, the SC issued Resolution No. 154/10, whereby it approved the methodology for the deposit of the SU contributions to the trustee’s escrow account. The Resolution included several provisions related to the determination of the contributions that correspond to the periods before and after the issuance of Decree No. 558/08. It also provided that until the SC determined the existence of Initial Programs, the amounts that may correspond to their implementation could be discounted by the telecommunication providers when determining their contribution to the SU Fund. If upon completing the verification from the SC there were unrecognized amounts, they should be contributed into the SU Fund or used for the development of new SU works or services, with the prior approval of the SC.

•	Amendments of the LAD to the SU Regulation

The LAD introduced substantial modifications to the SU regulations pursuant to Decree No. 558/08. Among its provisions, the LAD provides for the creation of a new FFSU and provides that the investment contributions for the SU programs shall be managed through this fund, whose assets belong to the National Government.

The licensees of ICT Services are required to make investment contributions to the SU Fund equivalent to one per cent (1%) of the total accrued revenues from the provision of the ICT Services that fall within the scope of the law, net of applicable taxes and charges. The investment contribution may not be passed on to users for any reason whatsoever. In addition, the Regulatory Authority may provide, once the SU objectives are reached, the total or partial, permanent or temporary exemption, of the obligation to perform such investment contributions.

This law provides that by virtue of that set forth by Sections 11.1 and 11.2 of the SU Fund Management Trust Agreement under Decree No. 558/08, the resources therein provided under Section 8 of Annex III of Decree No. 764/00, as amended, shall be integrated to the SU Fund created by the LAD under the conditions determined by the Regulatory Authority.

The SU funds shall be applied by means of specific programs established by the Regulatory Authority, which may entrust the execution of these plans directly to the entities included in Section 8, paragraph b), of Law No. 24,156, or, complying with the selection mechanisms that may correspond, respecting publication and competition principles, to other entities.

On September 10, 2015, the Company and Personal filed before the AFTIC their respective SU contribution affidavits corresponding to the revenues recorded in July 2015, clarifying that these presentations were made in the understanding that the operational rules related to the SU Fund contribution, regulated by Decree No. 558/08 and related provisions, are in force. Additionally, Personal deposited the corresponding contribution in the new SU Fund account reported through the Official Notice published by the AFTIC.

In its filings, the Company and Personal stated that the filing of the affidavits and, in the case of Personal, the deposit did not entail explicit or implicit consent to the regulations issued by the LAD and expressly reserved their rights in relation to the unconstitutionality of the provisions set forth in Sections 21, 22, 91 and related provisions of such law, as well as the claim of any rights arising from the acknowledgment of this argument.

As of the date of these consolidated financial statements, the Company has not received any response to its filings.

ENACOM Resolution No. 2,642/16 approved the new SU Regulation, which was published on May 31, 2016. The new SU regulation was issued within the framework of the LAD.

The new regulation maintains the obligation to contribute 1% of total accrued revenues from ICT Services net of applicable taxes and charges, and provides for the possibility of granting exemptions, in which case the subjects liable for payment must comply with the obligations established by the Regulatory Authority.

On October 19, 2016, the ENACOM issued Resolution No. 6,981-E/16, whereby it approved a new FFSU Investment Contribution Reporting Regime and the forms for the settlement of those contributions and interest reports, which became effective on January 1, 2017, and were implemented as from March 2017.

TELECOM ARGENTINA S.A.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Gazette. This Resolution amends the FFSU Contributions Affidavit Form, adding, within the possible deductions, the “Discount Annex. SC Resolution No. 154/10 Section 1, Sub-section B) i), second paragraph”. Such Resolution allows the deduction, until the Regulatory Authority expresses its opinion, of any amounts that may eventually correspond to SU Initial Programs or services other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

•	SU Fund - Impact on the Company with respect to its original license to provide SBT

According to the provisions of SC Resolution No. 80/07, No. 154/10 and CNC Resolution No. 2,713/07, Telecom filed its affidavits including the offset amounts related to the services that should be considered as SU services.

However, several years after the market’s liberalization and the effectiveness of the SU regulations, which were replaced with Decree No. 558/08 and the LAD, incumbent operators have still not received any offsets for providing services with the characteristics set forth under the SU regime.

As of the date of these consolidated financial statements, the Company has filed its monthly SU affidavits related to the services associated with its original license to render SBT, which resulted in a receivable of approximately $7,964. The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2019 since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

On April 8, 2011, the SC issued Resolution No. 43/11, through which it notified the Company that investments associated with “High-Cost Areas” did not qualify as an Initial Indicative Program (which amounted to approximately $8,020, included in the mentioned receivable).

Additionally, through SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, the Company was notified that: the “Special Information Service 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service (SSPLD)” (which amounted to approximately $1,350, included in the mentioned receivable), respectively, did not qualify as Initial SU Programs, pursuant to the terms of Section 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore, cannot be financed with SU Funds, pursuant to the terms of Section 2 of Decree No. 558/08.

The Company’s Management, with the advice of its legal counsel, has filed appeals against the above mentioned resolutions, presenting the legal arguments based on which such resolutions should be revoked.

On September 13, 2012, the CNC ordered the Company to deposit approximately $208. The Company has filed a recourse refusing the CNC’s order on the grounds that the appeals against the SC Resolutions are still pending resolution.

On November 28, 2019, the ENACOM notified Telecom that the appeals filed by the Company against the above-mentioned resolutions had been rejected, taking them to superior body for substantiation. As of the date of these consolidated financial statements, the appeal review body has not yet issued a decision.

Although it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

•	FFSU - Impact on the Company with respect to the SCM originally provided by Personal

In compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal has filed its affidavits since July 2007 and deposited the corresponding contributions.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing the “Infrastructure and Facilities Program.” The Resolution provided that telecommunication service providers could only allocate to investment projects under this program the amounts corresponding to outstanding investment contribution obligations arising from Annex III of Decree No. 764/00 before the effective date of Decree No. 558/08.

TELECOM ARGENTINA S.A.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services declared by the SCM Providers as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and requests relating to the installation of radio-bases and/or investment in infrastructure development in various localities, did not constitute items that could be discounted from the amount of SU contributions pursuant to the last part of Section 3 of Resolution No. 80/07, or Section 2 of Decree No. 558/08. It also provided that certain amounts already deducted could be used for investment projects within the framework of the Program created under SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal filed an administrative appeal against SC Resolution No. 50/12 requesting its nullity. As of the date of these consolidated financial statements, this appeal is still pending resolution.

On October 1, 2012, in response to the order issued by the SC, Personal deposited under protest the amount corresponding to the assessment of the SU services provided by Personal since the effectiveness of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under protest of those concepts in its monthly affidavits.

The Company’s Management cannot assure that this issue will be resolved in its favor at the administrative stage.

•	FFSU - Impact on the Company with respect to the services originally provided by Cablevisión

Cablevisión has complied with its investment contribution obligations. The Regulatory Authority has not yet approved the Project filed by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to fulfill the SU contribution obligation for the amounts accrued since January 2001 until the effectiveness of Decree No. 558/08.

e) Spectrum

•	SC Resolution No. 38/14

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

Pursuant to Resolution No. 865/2019, the Secretariat of Modernization ordered that providers of Mobile Communications Services (SCM, for its Spanish acronym) that were awarded frequencies under such Auction shall enter into national automatic roaming agreements or use other alternative technical solutions to share infrastructure for the provision of their services in road corridors and in locations with 500-10,000 inhabitants, during the term set for the fulfillment of their deployment and network coverage obligations, and until completion. The Company has complied with this obligation by filing with the ENACOM the corresponding documents.

•	ENACOM Resolution No. 3,687-E/2017 On-demand Frequency Allocation

ENACOM Resolution No. 3,687-E/2017, published in the Official Gazette on May 12, 2017, called bidders for the on-demand frequency allocation of the 2,500 to 2,690 MHz radio-electric spectrum, stating the procedure, obligations and compensations to be fulfilled by SCM providers that qualify to participate, in accordance with the provisions of Section 4 of Decree No. 1,340/17.

TELECOM ARGENTINA S.A.

Within the framework of that proceeding, ENACOM issued Resolution No. 5,478-E/17 through which the frequencies included in Lot A were assigned to Telefónica Móviles Argentina S.A., the frequencies included in Lot B were assigned to América Móvil S.A. and the frequencies included in Lot C were assigned to Personal, as stated in Annex I of ENACOM Resolution No. 3,687 E/2017, in the locations detailed in the respective Annexes attached to Resolution No. 5,478-E/2017, as requested by each Operator.

Subsequently, through Resolution No. 3,838/2019, ENACOM revoked the assignment granted to Personal pursuant to Section 3 of ENACOM Resolution No. 5,478-E/17.

f) Other relevant regulatory matters

✓	Regulatory situation in Uruguay

Adesol is a subsidiary of the Company incorporated in Uruguay, which has contractual relationships with several licensees that provide subscription television services through various systems in such country and are under the oversight of the Communication Services Regulatory Agency (“URSEC”, for its Spanish acronym).

•	Uruguayan Audiovisual Communication Services Law

Law No. 19,307 was published in the Official Gazette of the Republic of Uruguay on January 14, 2015. This Law governs radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of this law provides that the National Executive Branch shall issue its implementing regulations within a 120-day term, counted as from the day following publication of the Audiovisual Communications Law in the Official Gazette. As of the date of these consolidated financial statements, only Decree No. 45/015 has been issued, but the implementing regulations for most of the sections of this law are still pending. Such Decree provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years.

Section 54 of the Audiovisual Communications Law provides that an individual or legal entity cannot be allocated the full or partial ownership of more than 6 authorizations or licenses to render television services to subscribers throughout the national territory of Uruguay. Such limit is reduced to 3 if one of the authorizations or licenses includes the department of Montevideo. Section 189 of this law provides that in the cases where such limits were exceeded as of the entry into force of the Law, the owners of those audiovisual communication services shall transfer the necessary authorizations or licenses so as not to exceed the limits mentioned above within a term of 4 years as from the date of entry into force of the Audiovisual Communications Law.

The subsidiary Adesol is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and the eventual legal actions it may bring to safeguard its rights and those of its shareholders. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider whether the decisions to be rendered by the Supreme Court of Uruguay in those proceedings may be favorable to the position of Adesol in the future. On April 7, 2016, 28 unconstitutionality claims were brought against the above mentioned law. As of the date of these consolidated financial statements, the Supreme Court has issued 28 decisions, whereby it declared the unconstitutionality of Sections 39 subsection 3, 55, 56 sub-section 1, 60-point C, 98 subsection 2, 117 subsection 2, 143 and 149 subsection 2 of Law No. 19,307. It is noteworthy that some of the decisions rendered in this respect by the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

Based on the above-mentioned analysis, the companies AUDOMAR S.A., DOLFYCOR S.A., REIFORD S.A., SPACE ENERGY TECH S.A., TRACEL S.A., BERSABEL S.A., and VISION SATELITAL S.A., together with the majority shareholder of those companies, brought on November 22, 2019 an unconstitutionality claim against Sections 54 and 189 of Law No. 19,307, in respect of which the highest judicial body (Supreme Court of Uruguay) granted the defendants (Executive Branch and Legislative Branch) a term to file a response regarding such claim which is still pending as of the date of these consolidated financial statements.

•	Migration of Services

On January 11, 2018, Decree No. 387/017 dated December 28, 2017 was published in the Official Gazette. The Decree provides that all subscription television services provided through the Codified UHF System shall be migrated to the TDH Satellite system, without it entailing any changes to the original authorizations to operate or to the rest of the conditions established in the respective licenses. Those authorizations shall remain unchanged in the authorized service areas for a term of 18 months.

On February 9, 2018, Bersabel S.A. and Visión Satelital S.A., two of the licensees that use Codified UHF systems to provide services and have contractual relationships with Adesol, filed the migration plan for their subscribers with the URSEC, which was completed on July 11, 2019.

TELECOM ARGENTINA S.A.

In re “TELECABLE DEL URUGUAY S.A. AND OTHER V. EXECUTIVE BRANCH ON  ACTION SEEKING NULLIFICATION” (File No. 615/2018), pending before the Court on Administrative Litigation Matters, the claimants Telecable del Uruguay S.A., TV Cable del Este S.A., Piriapolis Cable TV SRL, Cablevision Pan de Azúcar SRL, Riselco S.A., Monte Cablevideo S.A., Colonia Telecable S.A., Tractoral S.A. and Benisur S.A. brought an action seeking nullification against Decree No. 387/017 against the Executive Branch, with BERSABEL S.A. and VISION SATELITAL as joinders in the litigation with the Executive Branch. As of the date of these consolidated financial statements, this proceeding is still pending.

✓	New general rules

•	General Rules Governing ICT Service Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/2017, whereby it approved the new General Rules Governing ICT Service Licenses. This Resolution repealed the General Rules approved pursuant to Annex I of Decree No. 764/2000, as from the date the resolution became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/2016 and No. 1,394/2016 (except for Section 12 of its Annex I, which will remain in effect). The Company has filed an appeal against some aspects of such Resolution, which, to date, is pending resolution.

•	General Rules Governing ICT Service Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/2017, whereby it approved the new General Rules Governing ICT Service Customers. This Resolution became effective on March 5, 2018, repealing SC Resolutions No. 490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, to the extent applicable, until the enactment of the penalty regime provided under Sections 63 of the LAD. Such New General Rules repealed the general rules governing mobile and basic telephony service customers, thus becoming the only general rules that govern ICT Service customers, including Internet access services and subscription broadcasting services.

The Company made a filing with the Ministry of Modernization regarding some regulations that infringe its right to sell its services (such as the 180-day prepaid credit; Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality.)

Through Resolution No. 363/2018, published in the Official Gazette on June 27, 2018, the Ministry of Modernization provided for amendments to the General Rules. Some of those amendments were related to the provisions challenged by Telecom in its filing. As of the date of these consolidated financial statements, this appeal is still pending resolution. Subsequently, through Resolutions Nos. 1,150/2019 and 1,522/2019, the Secretariat of Modernization introduced amendments, among which, the most relevant is the term of 30 business days to report in advance material changes in the services rendered to customers.

•	Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. E-203/2018, whereby it approved the new Number Portability Regulation, including the portability of fixed telephony service lines. Through such Resolution, such Ministry also approved the implementation schedule for the portability of these services and revoked SC Resolutions Nos. 98/2010, 67/2011 and 21/2013 and Resolution No. E-170/2017 issued by the Ministry of Communications and its supplementary regulations. Through Resolution No. 401/2018, published on July 11, 2018, the Ministry of Modernization decided to extend for ninety (90) business days the term for the implementation of “Stage 1” provided under the Implementation Schedule for Fixed Telephony Service Number Portability. Such Resolution also provided that the ENACOM shall determine the way in which the number portability committee will be constituted and implemented.

Through Resolution No. 4,950 issued on August 14, 2018, the Board of the ENACOM delegated on the head of the first operational level of the National Administration of Planning and Convergence the powers to: (i) approve the Processes and Operational and Technical Specifications of Number Portability, (ii) approve the Bidding Terms for the selection of the Database Administrator for the contract to be executed between the Portable Services Providers and the Database Administrator and propose any relevant changes to the Number Portability Committee, and (iii) intervene on a binding basis in the procedure to procure the services of the Database Administrator.

Through such Resolution, the ENACOM also set out that the Number Portability Committee shall be composed of two representatives, one permanent and one alternate, and approved the work schedule in order to properly implement the Number Portability. As of the date of these consolidated financial statements, the representatives of such Committee have not been appointed yet.

•	General Rules Governing Interconnection and Access

On May 18, 2018, Ministry of Modernization Resolution No. 286/18 was published in the Official Gazette. Such Resolution approves the new General Rules Governing Interconnection and Access, effective as from July 3, 2018, repealing the General Rules that had been approved under Decree No. 764/00.

TELECOM ARGENTINA S.A.

Pursuant to the new General Rules, the interconnection and access terms, conditions and prices may be freely established by mutual agreement between the parties. Such agreements may not be discriminatory or establish technical conditions that prevent, delay or obstruct interconnection services. Notwithstanding the foregoing, within 60 business days as from the effective date of the new General Rules, the ENACOM will set provisional interconnection charges, as established under Decree No. 1,340/16.

In addition, the providers of ICT Services will have the obligation to provide interconnection at the request of another provider of ICT Services, on no less favorable technical and economic conditions than those applied by the requested ICT Service provider to itself or to third parties. Also, the same quality of services as the one provided must be guaranteed.

They shall also guarantee transparency in compensation and refrain from charging the requesting ICT Service Providers for functions or services that are not needed to render their services.

Finally, the following are deemed to be Essential Facilities: a) Local Origination or Termination; b) Co-location; c) Local Transit Service; d) Port; e) Signaling Function; f) Local Customer Loop and Sub-Loop; g) the Transportation Service (LD), where no substitute service is offered; and, h) any other network function or element that the authority determines as such ex officio or at the request of the interested party. These facilities must be provided separately and respecting the charges to be established by the Enforcement Authority. To such effect, the Enforcement Authority shall establish reference values, which will serve as maximum values, though lower values may be agreed upon between the parties.

As from the effectiveness of the General Rules, on July 4, 2018, Telecom had a term of 90 business days to file the Reference Offer with the ENACOM and has duly fulfilled such obligation.

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

On that same date, Resolution No. 1,160/2018 was also published in the Official Gazette. Pursuant to such Resolution, the ENACOM set: (i) a provisional charge equivalent to forty-five ten-thousandths US dollars (US$ 0.0045) for local origination or termination services over fixed telephony service networks per minute of communication (ii) a provisional charge equivalent to ten ten-thousandths US dollars (US$ 0.0010) for local transit service per minute of communication (iii) a provisional charge equivalent to twenty-seven ten-thousandths US dollars (US$ 0.0027) for long distance transport service per minute of communication (iv) the second as the measuring unit for the purposes of applying the charges set under this Resolution.

Telecom filed an appeal with the ENACOM challenging those charges with the respective legal grounds to request the review of the above-mentioned Resolution by that agency. As of the date of these financial statements, this appeal is still pending resolution.

Pursuant to Resolution No. 4,266/2019, published in the Official Gazette on October 8, 2019, the ENACOM decided, on a provisional and exceptional basis, that the reference exchange rate applicable to the interconnection charges in effect established under ENACOM Resolutions Nos. 4,952/2018, 1,160/2018 and 1,161/2018, for calls made as from August 1, 2019, will be of forty-five pesos and twenty-five cents $45.25 per US dollar. In subsequent months, the exchange rate to be applied may not exceed six percent (6%) of the exchange rate established for the previous month and in no case may it exceed the selling exchange rate set by Banco de la Nación Argentina on the last business day of the month in which the services are rendered. This Resolution shall be applicable to services provided up to and including December 31, 2019.

•	Quality Rules for ICT Services

Through Resolution No. 580/2018, published in the Official Gazette on September 6, 2018, the Ministry of Modernization approved the Quality Rules for ICT Services, which came into effect on January 4, 2019.

This Resolution repealed Resolutions Nos. 5/2013, issued by the former SC, and 3,797/2013, issued by the former CNC. In addition, the ENACOM is instructed to issue the implementing regulations within a term of 90 calendar days. As of the date of these consolidated financial statements, the implementing regulations have not been issued yet.

Likewise, the Company is still analyzing the impact of the new rules issued on its operations.

•	National Rules for Contingencies

Through Resolution No. 51/18, published in the Official Gazette on November 6, 2018, the Secretariat of Modernization approved the National Rules for Contingencies and ordered the ENACOM to issue the implementing procedures or Contingency Plan within a term of 90 calendar days as from its publication in the Official Gazette.

TELECOM ARGENTINA S.A.

Even though the term has expired, as of the date of these consolidated financial statements, such procedure has not been issued yet.

•	Implementation of the Rules for the Registration of SCM Customers

On December 2, 2016, the ENACOM published Resolution No. 8,507 - E/2016, whereby it approved the Rules for the Registration and Validation of the Identity of Users who Hold Mobile Communication Service Accounts.

Through Resolution No. 466/2018, published in the Official Gazette on October 19, 2018, the ENACOM extended until October 31, 2018 the term for the registration and validation of all the preexisting prepaid customers.

On May 31, 2019, the ENACOM published Resolution No. 2,249/2019, whereby as of June 1, 2019 the Providers of Mobile Communications Service are required to block the mobile lines that were not registered as of the date of publication of such resolution, except for the purpose of requesting the providers’ Customer Service Center in order to register the holder of the mobile line and to call emergency services, pursuant to the provisions of ENACOM Resolution No. 8,507/2016.

The Company has conducted all the necessary actions and implementations required to fulfill the guidelines for the registration of its customers pursuant to such regulations.

In addition, there are various proceedings regarding the Public Consultation of documents related to the Allocation of Shared-Use Frequency Bands, Infrastructure Sharing; Most Beneficial Conditions for Network Access and Use, and the Challenges and Needs for Radio-electric Spectrum in Argentina, among others, which regulations have not been issued to date.

✓ Registrations and authorizations for the use of the spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

1) Personal:

On November 24, 2017, Telecom Argentina and Personal were served with ENACOM Resolution No. 4,545-E/2017, whereby that agency decided:

(i)	To authorize Personal to transfer in favor of Telecom Argentina the registrations of mobile telephony services, cellular mobile radiocommunication services; personal communication services area I, II, III, and mobile advanced communication services, as well as the resources, permits and frequencies granted in its name;

(ii)	To revoke the licenses granted to Personal to render data transmission, value added and national and international long distance telephony services; and

(iii)	To authorize the transaction reported by Telecom whereby the controlling companies Sofora and Nortel are dissolved without liquidation pursuant to the bidding terms and conditions approved under Decree No. 62/1990.

2) Cablevisión:

On December 22, 2017, the Company and Cablevisión were served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize Cablevisión to transfer in favor of Telecom Argentina:

(i)	The Registration of physical and/or radio-electric link broadcasting services, including permits/frequencies required to provide radio-electric link subscription broadcasting services, as well as area authorizations to provide those services (via physical and radio-electric link), which may operate in Area II, as defined under Decree No. 1,461/93, as amended, and the city of Rosario, Province of Santa Fe, and the city of Córdoba, Province of Córdoba, as from January 1, 2018, as provided under Section 5 of National Decree No. 1,340/16, and in the rest of the areas authorized, on the dates and in the modalities provided under ENACOM Resolution No. 5,641/2017 dated December 20, 2017;

(ii)	The Registration of the SRCE; and

(iii)	The authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the above-mentioned services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the merger is approved by the CNDC, the ENACOM or any agency that may replace them in the future, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications and/or any regulation that may replace it in the future. To those effects, the Company shall file with the ENACOM, no later than one year prior to the expiration of the two-year term, a proposal to conform to that limit. The ENACOM may accept the proposal, reject it and/or request a new filing with any changes it may deem appropriate.

TELECOM ARGENTINA S.A.

In addition, through that Resolution, the ENACOM authorized the change of corporate control (as defined under Section 33 of the LGS) in Telecom Argentina that occurred when the merger became effective and the shareholders’ agreement dated July 7, 2017 entered into effect, as a result of which CVH became legally the controlling company of Telecom Argentina as surviving company of Cablevisión.

Such Resolution also approved:

(i)	The relinquishment of the service registrations that are currently non-operative that had been requested by Cablevisión (Paging, (“SAP”), Community Retransmission, (“SRC”), Public Telephony, (“STP”), Vehicle Tracking (“SLV”) and Radio-Electric Link Alarm (“SAVR”) services) and by TELECOM (SRC); and
(ii)	The revocation of the licenses and registrations granted to Cablevisión, now held by Telecom.

In addition, the Resolution provides that:

(i)	Telecom shall comply with Section 95 of the LAD, which provides for the conditions under which it may operate the physical and/or radio-electric link subscription television service, transcribed below:

a.	The Company shall create a business unit to provide the audiovisual communication service and manage it separately from the public service business unit;
b.	It shall keep separate accounting records and bill the licensed services separately;
c.	It shall not conduct anti-competitive practices such as tie-in practices and cross subsidies with funds from public utilities to licensed services;
d.	It shall provide - when requested- to the competitors in licensed services access to its own support infrastructure, especially, posts, masts and ducts under market conditions. In the absence of agreement between the parties, the ENACOM shall intervene;
e.	It shall not conduct anti-competitive practices concerning the right to broadcast content over its networks and shall facilitate a growing percentage of its network to be set by the ENACOM, to the distribution of contents from independent third parties; and
f.	It shall respect the professional competences and job classifications of the workers in the different activities it is engaged in.
(ii)	Telecom is declared to be an operator with significant influence in the Fixed Internet Access retail market in the locations detailed in the Report prepared by the National Directorate for the Development of Network and Service Competition of the ENACOM. As a result, ENACOM provided that:

- Telecom shall, within 60 days as from the date of issuance of the Resolution, offer the Fixed Internet Access service in those locations at a price that may not be higher than the lower value offered by the company in Area II for that service. If a similar service is not provided in that Area, it shall apply the lowest price offered at national level by the licensee for a similar service.

- Telecom shall, within 60 days as from the date of issuance of the Resolution, report to the ENACOM and publish in its institutional website all the business plans, promotions and discounts for the Retail Internet Access service. Telecom shall guarantee access to its own support infrastructure, especially, posts, masts and ducts to other providers, under transparent, non-discriminatory and cost-oriented conditions.

As of the date of these consolidated financial statements, the Company has complied with such provisions.

All the provisions mentioned above shall be in effect for a term of 2 years as from the date that the authorization granted by ENACOM was notified to Telecom, or until effective competition in all or in some of the locations involved actually exists. The ENACOM may extend or revoke that term.

Regarding the provision of Quadruple Play services, Section 7 of Decree No. 1,340/16 shall apply. It provides that: “the providers of ICT Services that make joint service offerings shall detail the price of each of those services, including the breakdown of those prices and discounts or benefits applied to each service or product for the above-mentioned offerings. Pursuant to Section 2, subsection i) of Law No. 25,156 and to Section 1,099 of the Civil and Commercial Code of Argentina, such providers may not subject, in any way or under any condition, the purchase of any service to the purchase of another service, thus preventing the customer from purchasing any service separately or individually.

On June 29, 2018, the Secretary of Commerce issued Resolution No. 374/18, whereby it authorized the merger transaction in the terms of paragraph a) of Section 13 of Law No. 25,156. For more information, see Note 4.

TELECOM ARGENTINA S.A.

✓	ENACOM Resolutions Nos. 840/18, 1,196/18 and 4,353/18 – New Regime for Radio-electric Spectrum Fees

On February 27, 2018, ENACOM Resolutions Nos. 840/18 and 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radio-electric Spectrum Fee per Unit and, in addition, established a new regime for mobile communication services, which substantially increases the amounts to be paid for such service.

Pursuant to Resolution No. 4,353/18, published in the Official Gazette on May 24, 2018, the new Regime for Radio-electric Spectrum Fees will not have an impact until August 31, 2018. This Resolution sought to suspend the effects of Resolutions Nos. 840/18 and 1,196/18 as from the date of their publication and until August 31, 2018. During this period, the accrued Radio-electric Fees corresponding to Mobile Communication Services (SRMC, STM, PCS and SCMA) would be paid in accordance with the previous regime established under Resolutions Nos. 840/18 and 1,196/18. The returns corresponding to Mobile Communication Services (SRMC, STM, PCS and SCMA), due in April and May 2018, that had not been prepared in accordance with ENACOM Resolution No. 840/2018 might be submitted and the resulting differences paid on October 10, 2018.

As of the date of these consolidated financial statements, Telecom has filed the restated returns for March and April 2018 (due in April and May) and has paid (under protest) the corresponding amounts. It also started to comply, as from September 2018, with the filing and payment (under protest) of the corresponding returns.

Through Resolution No. 4,266/2019, dated October 8, 2019, the ENACOM changed the basis of calculation of Radio-electric Spectrum Fees to be paid of the Mobile Communication Services (SRMC, STM, PCS and SCMA) starting as from the filing of the returns which due date is after the publication date of the Resolution.

✓	Compre Argentino (Buy Argentine Act)

Pursuant to Section 1 of Law No. 27,437 regulated under Decree No. 800/2018 and Resolution No. 91/2018 issued by the Secretariat of Industry, Telecom Argentina- in its capacity as public fixed telephony service licensee-, and its respective direct subcontractors, in the procurement of provisions and public works and services, shall give preference to the acquisition or lease of goods of national origin, under the terms of such law.

Section 2 of such law provides that the preference established under Section 1 shall be given to goods of national origin when the price of identical or similar goods, under cash payment conditions, is equal to or lower than the price of foreign goods increased by 15% when the offerors qualify as micro, small and medium-sized enterprises – (MSMEs), and by 8% for any other companies. In the comparison, the price of foreign goods shall contemplate applicable import duties and all the taxes and expenses required for their nationalization.

Section 5 of such law sets out that a good is considered to be of national origin when it has been produced or extracted in the Argentine territory, provided that the cost of nationalized imported raw materials, inputs or supplies does not exceed 40% of its gross production value.

The procurement of services is subject to Law No. 18,875, which sets out the obligation to contract exclusively the services of domestic companies, consulting firms and professionals, as defined in such law. Any exception shall have to be previously approved by the competent ministry.

Through Resolution No. 2,350/04, the former CNC approved the “Procedure for the fulfillment of the Buy Argentine Act”, which includes the obligation to file semi-annual affidavits regarding the fulfillment of these rules.

The rules provide for economic, administrative and criminal sanctions for failure to fulfill the obligations established under the Compre Argentino regime.

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

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by applying the criteria for the restatement of financial statements set forth in IAS 29. For more information, see Note 1.e).

a)	Going Concern

The consolidated financial statements as of December 31, 2019 and 2018 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

TELECOM ARGENTINA S.A.

b)	Foreign Currency Translation

Items included in the financial statements of each of Telecom’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Group companies located in Argentina. The functional currency for the foreign subsidiaries of the Group is the respective legal currency of each country.

The financial statements of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the reporting date for assets and liabilities, while income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized under Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated financial statements are translated at the average exchange rates for each year.

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

These consolidated financial statements include the consolidation of the assets, liabilities, results and cash flows of Telecom Argentina and its subsidiaries, as well as the consolidation in its financial statements of the assets, liabilities and results under joint control, according to the percentage of its interest in the agreements and joint ventures (“Interests in joint operations,” point d.2) jointly controlled by it; and, the interest owned by the Company in associates is recognized in one item (companies in which it exercises significant influence, see d.3) "Investments in Associates".) These consolidated financial statements include the structured entities with the specifications mentioned in d.4).

d.1) Control

Control exists when the investor has substantive power over the investee; has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated as from the date on which control is transferred to the controlling company and shall be deconsolidated from the date that control ceases.

In the preparation of these consolidated financial statements, assets, liabilities, revenues and expenses of the subsidiaries are consolidated on a line-by-line basis. Non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All accounts and transactions between Telecom and its subsidiaries have been eliminated in the preparation of these consolidated financial statements.

The subsidiaries’ financial statements cover the same periods and are prepared as of the same closing date and in accordance with the same accounting policies as those of the Parent.

Note 1.a) details the consolidated subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2019.

The Company considers any transactions executed with non-controlling companies that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in equity under a specific reserve in the equity attributed to the parent company.

d.1.a) Accounting treatment of the acquisition of the remaining equity interest (30%) in the controlled company Tuves

On May 10, 2019, Núcleo executed a stock purchase agreement with TU VES, a company incorporated under the laws of the Republic of Chile owner of 30% of Tuves Paraguay. Subject to the approval by the Paraguayan National Telecommunications Commission (“CONATEL”), such agreement provided for the purchase of 211,848 Series B registered common shares, all of them entitled to one vote per share, representing the percentage indicated above for US$ 1 million ($54 million in currency as of the date of the transaction). On August 14, 2019, CONATEL authorized the transaction. Therefore, the acquisition of shares by Núcleo became effective on September 4, 2019.

TELECOM ARGENTINA S.A.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $94 adjustment to the non-controlling interest balance as of December 31, 2019 and the difference arising from the purchase price of $34 was recorded in “Other deferred” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

In order to guarantee the plurality of shareholders required by the Paraguayan legislation, Telecom and ABC Telecomunicaciones S.A., purchased from Núcleo two shares and one share of Tuves Paraguay, respectively, at a pro rata price per share relative to the price paid by Núcleo to TU VES, i.e. U$S4.72 per share.

d.1.b) Offer for Irrevocable Call and Put Option on the Shares of AVC Continente Audiovisual

On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors.

The Assignors are the holders of 497,479 common shares with nominal value of $1 each, representing 40% of the capital stock. The call option, which may be exercised as from October 1, 2019 until September 30, 2024, conveys to Telecom the right, but the obligation, to purchase the shares from the Assignors. On the other hand, the put option conveys to the Assignors the right, but not the obligation, to sell the shares to Telecom. The call and put options include, together with the shares, the assignment and transfer of all the equity and political rights inherent to them.

If the option is exercised, Telecom shall pay the Assignors US$720,000 and the equivalent amount in Argentine Pesos of 45,536 average cable TV subscription fees within the terms and subject to the provisions set forth in the agreement (approximately $114).

This transaction has an impact on the Company's consolidated financial statements. Accordingly, a call option liability has been initially recognized with an offsetting entry in Other deferred under Equity Attributable to Controlling Shareholders. As of December 31, 2019, Telecom made a partial payment in the amount of US$ 720,000.

d.1.c) Purchase of a share of PEM. Merger between Telecom, Ultima Milla, CV Berazategui and the split away assets of PEM

On June 27, 2019, the Company acquired a registered non-endorsable common share, with nominal value of $1 and entitled to one vote per share, representing 0.00000738% of the capital stock and votes of PEM for a total amount of $10,000 (ten thousand Argentine pesos). Upon this acquisition, Telecom became the direct holder of 100% of the capital stock of PEM.

On September 10, 2019, the Board of Directors of Telecom approved the Pre-Merger Commitment executed by the Company, Ultima Milla, CV Berazategui and PEM, whereby Telecom Argentina, as absorbing company, would absorb Ultima Milla, CV Berazategui (the “Absorbed Companies”) and the split away assets of PEM (the “Corporate Reorganization”), thus generating the corresponding operating, accounting and tax effects. The purpose of the Corporate Reorganization is to unify the operations of Telecom Argentina, Última Milla, CV Berazategui and the split away assets of PEM, thus enhancing efficiency, synergy and streamlining costs and optimizing, through the Reorganization, the use of the companies’ technical, administrative and financial structures. The Corporate Reorganization Date was October 1, 2019.

As a result of the Corporate Reorganization, the Absorbed Companies were dissolved without liquidation and PEM split away a portion of its assets and its capital stock was reduced pro rata as of October 1, 2019.

Such Corporate Reorganization was carried out in accordance with the provisions of Sections 82 and 83 of the General Associations Law, with the provisions of Section 77 and related Sections of Income Tax Law No. 20,628, as amended and supplemented, with CNV Rules, with the Listing Rules and other provisions issued by the BYMA, with General Board of Corporations Rules and with other applicable laws and regulations. The Corporate Reorganization was approved by the shareholders at the General Extraordinary Shareholders’ Meeting and the Special Shareholders’ Meetings of Class “A” and Class “D” shares of Telecom Argentina held on October 24, 2019 and the respective Shareholders’ Meetings of Última Milla, CV Berazategui and PEM held on the same date.

As a result of the Corporate Reorganization, as of October 1, 2019, Telecom Argentina assumed all the existing activities, receivables, property and all the rights and obligations of Ultima Milla, CV Berazategui and the split away assets of PEM, as well as any that may come into existence or arise due to prior or subsequent acts or activities. On November 25, 2019, the Final Merger Agreement was subscribed and on November 29, 2019, the CNV was requested for administrative authorization for its filing to the IGJ in order to be registered. On February 19, 2020, the CNV provided the administrative authorization of the mentioned merger and ordered to file it to the IGJ for its registration.

TELECOM ARGENTINA S.A.

d.2) Interests in Joint Operations

A joint operation is a contractual arrangement whereby two or more companies undertake an economic activity that is subject to joint control, i.e., when the financial strategy and the operating decisions related to the company’s activities require the unanimous consent of the parties sharing control.

In the cases of joint business arrangements executed through Uniones Transitorias de Empresas ("UTE"), considered joint operations under IFRS 11, the Company recognizes in its financial statements on a line-by-line basis the assets, liabilities and net income subject to joint control in proportion to its share in such arrangements. Telecom, upon absorbing the operations of Cablevisión, holds a 50% share in the UTE Ertach – Cablevisión.

The UTE Ertach – Cablevisión is engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and the municipal agencies in a single provincial data communication network. The UTE was created in April 2005 by the Board of Directors of Prima S.A. (a company absorbed by Cablevisión in 2016) and has an agreement in effect with the Ministry of the Cabinet Chief of the Province of Buenos Aires, which was approved pursuant to Decree No. 2017-166-E-GDEBA-GPBA.

On April 26, 2019, the UTE was noticed, through a registered letter sent by the Ministry of the Cabinet Chief, of the decision to expand and extend the agreement for six months as from May 1, 2019.

As of the date of these consolidated financial statements, the contractual term and the extensions thereof have expired. The Telecommunications Administration of the Province of Buenos Aires initiated the “Termination of Services Phase” pursuant to the above-mentioned agreement and the UTE is still providing services within the framework of such agreement.

In view of the above, and since the above-mentioned agreement provided for the continuation of the services after the expiration of the above-mentioned terms, the UTE is still under the obligation to continue providing services regardless of the new terms that may be set by the Province of Buenos Aires.

d.3) Investments in Associates

An associate is an entity over which the Company has significant influence, without exercising control, generally accompanied by equity holdings of between 20% and 50% of voting rights.

The associates’ assets and liabilities and net income are disclosed in the consolidated financial statements using the equity method. Under the equity method, the investment in an associate is to be initially recorded at cost and the book value will be increased or decreased to recognize the investor’s share in the statement of income for the year or in other comprehensive income obtained by the associate, after the acquisition date. The distribution of dividends received from the associate will also reduce the book value of the investment.

The Company's investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. For more information, see Note 3.j).

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and associates are eliminated considering the Company’s interest in the associates.

Adjustments were made, where necessary, to the associates’ financial statements so that their accounting policies are in line with those used by the Company.

d.4) Consolidation of structured entities

The Company, through one of its subsidiaries, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies’ certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. In accordance with IFRS 10 “Consolidated Financial Statements”, these consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests.”

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

TELECOM ARGENTINA S.A.

Any excess of the acquisition cost over the Company’s share in the net fair value of the acquired company’s identifiable assets, liabilities and contingent liabilities measured at the acquisition date is recognized as goodwill. Any excess of the Company’s share in the net fair value of the identifiable assets, liabilities and contingent liabilities over the acquisition cost, after its measurement at fair value, is immediately recognized in the statement of income.

Specific matters relating to the merger between Telecom Argentina and Cablevisión

The merger between Telecom Argentina and Cablevisión was accounted as a reverse acquisition. Consequently, the assets and liabilities of Cablevisión S.A. were recognized and measured in these consolidated financial statements at book value before the merger, while the identifiable assets and liabilities of Telecom Argentina were recognized at fair value as of the effective date of the merger (January 1, 2018). The goodwill obtained under the acquisition method was measured as the excess of the fair value of the consideration paid over the fair value of the net identifiable assets and liabilities of Telecom Argentina. The retained earnings and other balances of shareholders’ equity recognized in the financial statements of the combined entity correspond to the sum of the respective balances of the individual financial statements of Telecom Argentina and Cablevisión immediately before the merger, excluding Other Comprehensive Income and the Cost from the increase in the interest held in the companies controlled by Telecom Argentina, as approved by the shareholders at the Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and the Extraordinary Shareholders’ Meeting of Cablevisión held on August 31, 2017. In addition, share capital of Telecom was maintained as of before the merger and then the shares of Telecom issued according to the exchange ratio were added to the Capital Stock of Telecom before the merger, and recorded the contribution surplus as mentioned in Note 3.s).

For detailed quantitative information, see Note 4 to these consolidated financial statements.

e)	Revenues

Revenues are recognized (net of discounts and returns) to the extent the sales agreement has commercial substance, provided it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably.

The Company discloses its revenues into two large groups: services and equipment (which mainly includes handsets sales). Revenues from sales of services are recognized at the time services are rendered to the customers. Revenues from sales of equipment are recognized at the point in time when the control is transferred and the performance obligation is performed.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own. In those cases, in which payment is deferred in time, such as construction contracts, the effect of the time value of money must be accounted for. Non-refundable up-front connection fees (one-time revenues), generated at the beginning of the relationship with the customers, are deferred and charged to income over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship.

Monthly fees paid in advance are disclosed net of trade receivables until the service is rendered.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). Such method provides an accurate representation of the transfer of goods in construction contracts because revenues are recognized based on the progress of the construction. When the outcome of a construction contract can be estimated reliably, the revenues and costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenues, the expected losses are immediately recognized as expenses.

In relation to revenues from construction contracts, as of December 31, 2019, the Company recognized revenues from construction contracts in the amount of $262 and expenses from construction contracts in the amount of $184. Additionally, as of December 31, 2019, the Company recorded $37 as liabilities from deferred sales and $1,123 under Inventories.

The main performance obligations of Telecom and its subsidiaries are:

-	Mobile Services

Telecom provides mobile services in Argentina and Paraguay. Service revenues mainly consist of monthly basic fees, revenues on prepaid calling cards, airtime usage charges, roaming and interconnection charges, VAS charges, and other services.

-	Internet Services

Internet service revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (mainly high-speed subscriptions - broadband-).

TELECOM ARGENTINA S.A.

-	Cable Television Services

The cable television services provided by Telecom comprise the operation of television networks installed in different locations of Argentina and Uruguay. In addition, Tuves holds a license for the provision of DATDH services in Paraguay. Cable television services mainly consist of monthly fees and certain variable consumption fees related to on demand services.

-	Fixed Telephony and Data Services

Fixed telephony service revenues mainly consist of monthly fees, measured service and monthly fees for additional services (among them, call waiting, itemized billing and voicemail), interconnection services, capacity leases and data services, among others.

f)	Financial Instruments

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

f.1) Financial Assets

Upon initial recognition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, fair value with changes in other comprehensive income or fair value, based on:

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

Cash and cash equivalents are recorded according to their nature, at fair value or amortized cost (for example, short-term investments at amortized cost, investments in mutual funds at fair value with an impact on Other Financial Results).

Trade and Other Receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

The mobile telephony customer pays for the handset the price net of the discount that is allocated between handset sale revenues and service revenues, generating, initially, the recognition of a contractual asset. Contractual assets, either current or non-current, are initially recognized at fair value and subsequently measured at amortized cost, less allowances for bad debts, if any.

Investments

Securities and Bonds include the Bonds issued by National, Provincial and Municipal Governments. Depending on the business model adopted by Management, Securities and Bonds may be valued at amortized cost or at fair value and its results are recognized under Other financial results, net - Interest and gains on investments.

Investments in mutual funds are carried at fair value. Gains and losses are included in Other financial results, net - Interest and gains on investments.

The share in the trust “Complejo Industrial de las Telecomunicaciones 2003” was recognized at fair value.

Other investments are valued at their amortized cost.

Impairment of Financial Assets

At the time of initial recognition of financial assets (and at each closing), the Company estimates the expected losses, with an early recognition of a provision, pursuant to IFRS 9.

Regarding trade receivables, and using the simplified approach provided by such standard, the Company measures the allowance for doubtful accounts for an amount equal to the lifetime expected credit losses.

The expected losses to be recognized are calculated based on a percentage of un-collectability per maturity ranges of each financial credit. For such purposes, the Company analyzes the performance of the financial assets grouped by type of market. Such historical percentage must contemplate the future collectability expectations regarding those financial assets and, therefore, those estimated changes in performance.

TELECOM ARGENTINA S.A.

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

Derecognition of Financial Liabilities

The Company shall derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, canceled or expires.

f.3) Derivatives

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

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

b) The hedging relation and the risk management strategy and purpose are formally designated and documented since its inception; and

c) The hedge is expected to fulfill the efficacy requirements described under Note 23.c – Hedge Accounting.

When a derivative financial instrument is designated as a cash flow hedge, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other Comprehensive Income. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is immediately recognized in the consolidated income statement. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

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

For additional information about derivatives operations during fiscal years 2019 and 2018, see Note 23.

f.4) Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The discount rate used to determine the discounted cash flows of long-term receivables ranges between 29% and 40% for the year 2019. In addition, for the discount of long-term receivables denominated in US dollars, the Company used an approximate annual rate in dollars of 8.32% for the year 2018 and of 13% for the year 2017. The discount rates of receivables denominated in Guaraníes were of 11.85% and 9.8% for the years 2019 and 2018 and the discount rates in Guaraníes for loans were of 8.20% and 8.32% for the years 2019 and 2018, respectively.

Measurement of the fair value of certain financial instruments: The fair value of a financial instrument is the price at which the instrument could be purchased or sold in an orderly transaction between knowledgeable market participants on an arm’s length basis. If there is a quoted market price available for an instrument in an active market, the fair value is calculated based on that price.

If there is not a quoted market price available for a financial instrument, its fair value is estimated based on the price established in recent transactions involving the same or similar instruments and, if not, based on valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions based on market conditions at closing. For more information on the determination of those values, see Note 23.

TELECOM ARGENTINA S.A.

g)	Inventories

Inventories are measured at the lower of the restated cost and net realizable value. The cost is determined under the weighted average price method. The net realizable value represents the estimated selling price in the ordinary course of business less the applicable variable sale costs. In addition, the Company estimates and records allowances for obsolete and slow-moving inventories.

The value of inventories does not exceed its recoverable value at the end of the year.

h)	PP&E

PP&E is measured at restated acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

The other subsequent expenditures are recognized as expenses for the period in which they were incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

In addition, PP&E costs include those related to the installation. Those costs comprise labor costs and the materials required to install wiring.

Borrowing costs attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of these assets until they are ready for their intended use or sale, under IAS 23 (“Borrowing Costs”.) The assets in respect of which borrowing costs are capitalized are those that necessarily take a substantial period of time to get ready for their intended use (qualifying assets under IAS 23.)

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

Intangible assets are valued at their restated cost, less accumulated amortization (in the case of intangible assets with a finite useful life) and impairment losses, if any.

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

Subsequently, such assets will be amortized under the straight-line method over the contractual relationship of the related transferred service. Those costs are amortized over a term of two years.

- 3G/4G licenses

It includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015.

The Company's management has concluded that the 3G and 4G licenses have a finite useful life and, therefore, they are amortized under the straight-line method over 180 months as from their award.

TELECOM ARGENTINA S.A.

In addition, the licenses that had been previously awarded to Nextel are also included. The term of their useful life is calculated as from the beginning of the rendering of Advanced Mobile Communication Services or upon expiration of the 18-month term provided under Section 10.1, subsection a), Annex I, of Decree No. 764/2000 for the beginning of the provision of the Services, whatever occurs first.

- PCS license (Argentina)

The Company’s Management, based on an analysis of the relevant characteristics of this license, has considered that the license has an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company. Therefore, this license is subject to a recoverability assessment, at least on an annual basis.

- Núcleo Licenses

The PCS licenses has an indefinite useful life, and its renewals are amortized under the straight-line method over 60 months.

The 700 MHz- band spectrum licenses are amortized over a term of 10 years.

The Internet and data transmission licenses are amortized over a term of 5 years.

- SRCE License

The SRCE license is amortized over a term of 15 years.

- Customer Portfolio

Customer portfolio comprises mainly contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom and Cablevisión. They are amortized over the estimated term of the relationship with the acquired customers. For fixed-telephony customers such term was estimated at 10 years. For mobile telephony customers in Argentina, it was estimated at 6 years and for mobile telephony customers in Paraguay, it was estimated at 5 years.

- Brands

It includes the brand Cablevisión, which is amortized over 50 years, and the brand Flow, which is amortized over 3 years. In addition, after the merger between Telecom and Cablevisión, the Company incorporated the brands owned by Telecom, which are not amortized because they are considered to have an indefinite useful life.

- Other

"Other" includes Exclusivity Rights, Rights of Use assets, among others. The average useful life is estimated at 5-28 years.

j)	Goodwill

Goodwill is recognized when the fair value of the consideration paid and the amount of the non-controlling interest, if any, exceed the fair value of the net assets identified in each business combination. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

k)    Impairment of Fixed Assets

The Company assesses whether there are any indicators of impairment in the value of the assets that are subject to amortization, contemplating both internal and external factors. Internal factors include, among others, obsolescence or physical damage of the asset, and significant changes in the extent to which, or manner in which, an asset is used or expected to be used and internal reports that may indicate that the economic performance of the asset is, or will be, worse than expected. External sources include, among others, the market value of the asset, significant changes in the legal, economic, technological or market environment, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

Intangible assets with an indefinite useful life and goodwill are not subject to amortization and are tested for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that they might be impaired.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount, which is the higher of the fair value (less direct selling costs) and its value in use. In this case, a loss shall be immediately recognized in the consolidated statement of income.

To assess impairment losses, the Company groups the assets into cash-generating units, which represent the smallest group of assets that generates independent cash inflows of the cash flows derived from other assets or groups of assets. The net book value of the cash-generating unit includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life (PP&E, intangible assets, rights of use assets and net working capital).

TELECOM ARGENTINA S.A.

In 2018, an impairment of Arnet brand was registered for $2,498, as a result of the Company's decision to discontinue its use, encompassing all broadband customers under the Fibertel brand, and other fixed assets were impaired for $718. During 2019, an impairment of spectrum was registered for $2,143, related with the incorporation to the Company as a result of the merger between Telecom Argentina and Cablevisión, and other fixed assets were impaired for $421. Except for the above mentioned, no other significant impairments have been identified as a result of the evaluation realized.

The possible reversal of PP&E, intangible assets and rights of use assets impairment losses is reviewed for the issuance of all consolidated financial statements. The net effects of the constitution and recovery of the above-mentioned impairments are recorded under “Impairment of fixed assets”, which is described under Note 25.

l)	Other Liabilities

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

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19, as amended. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2019	2018	2017
Discount Rate (1)	6.4% - 15.0%	6.4%-15.2%	4.6% - 9.2%
Projected increase rate in compensation	10.0% - 48.3%	10.0%-31.2%	8.0% - 16.3%

1)	Represents estimates of real interest rate rather than nominal rate.

Additional information on pension benefits is provided in Note 19.

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

Deferred Revenues related to Customer Loyalty Programs

The fair value of the award credits regarding the Company’s customer loyalty program is accounted for as deferred revenue and recognized as revenue until the award credits are redeemed or expire, whichever occurs first.

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

TELECOM ARGENTINA S.A.

m)   Salaries and Social Security Payables

These include unpaid salaries, vacation and bonuses and their related social security contributions, as well as termination benefits, and are valued at amortized cost.

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

The Company and its subsidiaries do not have stock option plans for their employees.

n)	Taxes Payable

The main taxes that have an impact on net income for the Company are the following:

Income Tax

The Company and its subsidiaries record income taxes in accordance with IAS 12.

Income tax is recognized in the consolidated income statement, except to the extent that they relate to items recognized in Other comprehensive income or in equity, in which case they will also be recognized under such items. The income tax expense for the year comprises current and deferred tax.

In addition, if the income tax payments and withholdings in Argentina exceed the amount payable for the current tax, the excess shall be recognized as a tax credit, only if it is recoverable.

Both for tax law effective in Argentina and in the rest of the countries in which Telecom operates through its subsidiaries, income taxes payables are computed on a separate return basis, i.e., the Company is not allowed to prepare a consolidated income tax return.

Deferred taxes are recognized using the liability method, which provides for the assessment of net deferred tax assets or liabilities based on temporary differences. Temporary differences arise when the tax base of an asset or liability differs from its carrying amount in the statement of financial position and its reversal in the future will have an impact on taxable income. The deferred tax asset / liability is disclosed under a separate item of the consolidated financial statements.

A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in foreign subsidiaries that generate a deferred income tax liability due to a difference in the income tax rates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Tax loss carryforwards may be computed against future taxable income for a maximum of 5 years, except in Paraguay where its tax law does not allow computing those tax loss carryforwards against future taxable income. Deferred tax assets that may arise from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be enough to apply those temporary differences.

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

The statutory income tax rate in Argentina was 35% until fiscal year 2017 and 30% for fiscal years 2018 and 2019, pursuant to Law No. 27,430 enacted on December 29, 2017. Such law provided that, as from January 1, 2020, the statutory tax rate would be 25%. However, on December 23, 2019, Law No. 27,541 was published in the Official Gazette (Social Solidarity and Production Reactivation Law), which introduced important tax reforms, among them, the suspension until December 31, 2020 of the reduction in the above-mentioned rate. Therefore, for fiscal year beginning January 1, 2020, the statutory income tax rate shall remain at 30%.

In addition, Law No. 27,430, amended by Law No. 27,541, establishes a withholding tax regime on distributed dividends at a rate of 7% for distributions of profits generated during fiscal years beginning on or after January 1, 2018 up to and including December 31, 2020, and at a rate of 13% for profits generated during fiscal years beginning on or after January 1, 2021.

The new withholding tax regime applies to shareholders who are Argentine resident individuals and to nonresident shareholders.

TELECOM ARGENTINA S.A.

Additionally, the Law repeals the “equalization tax” (i.e., 35% withholding on dividend distributions exceeding accumulated taxable income) for distributions of profits generated during fiscal years beginning on or after January 1, 2018.

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate under the application of the “world rate” principle. However, as per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits, both the income tax paid abroad by the subsidiary and the withholding tax on cash dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in Paraguay was 10% for all years presented. Pursuant to Law No. 125/91, until December 31, 2019, dividends paid were computed with an additional income tax rate of 5%, representing an effective tax rate of 14.5%. Pursuant to the tax reform provided under Law No. 6,380/19 and effective as from January 1, 2020, the additional rate is revoked and an 8% tax rate is established on dividends and earnings when the recipient of the profits is an individual or legal entity resident in Paraguay, and 15% when the beneficiary of these profits is a nonresident. Transitorily, dividends distributed during 2020 will be subject to a 5% rate for residents and 10% for non-residents. Telecom Argentina recognized a deferred tax liability arising from the effect of the difference in the income tax rates between Argentina and Paraguay on the accumulated profits because it is probable that these accumulated profits will flow in the form of dividends subject to income tax.

In the United States of America, the statutory tax rate until fiscal year 2017 was 39.5% (34% Federal Tax and 5.5% for the State of Florida). Since January 1, 2018, a new Income Tax Law is applicable in the United States, which modifies the federal flat rate to 21% changing the total legal income tax rate to 26.5%.

Income Tax Inflation Adjustment

Law No. 27,430, amended by Law No. 27,468, provides that, effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the accumulated variation of the IPC, calculated from the beginning of the first year to the end of each year is higher than 55%, 30% and 15%, respectively. In addition, it provides that the positive or negative income tax inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning as from January 1, 2018, that should be calculated if the triggers occur, shall be allocated as follows: one third in that fiscal period, and the other two thirds, equally, in the immediately following two fiscal periods. Law No. 27,541 amended the above-mentioned and provided that in order to calculate income tax inflation adjustments corresponding to the first and second fiscal year beginning as from January 1, 2019, one-sixth of the income tax inflation adjustment shall be computed in that fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years.

During 2018, we did not reach the 55% threshold. Therefore, it did not apply the inflation adjustment regime in such fiscal period.

As December 31, 2019, the accumulated variation of the IPC exceeds the threshold set for the application of the income tax inflation adjustment for tax purposes. Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impacts.

Notwithstanding the aforementioned, Law No. 27,430, amended by Law No. 27,468, additionally established, in general, the update of the cost of several assets -in case of disposal- and the update of computable depreciation of fixed assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018 based on changes in the CPI.

Other National Taxes

Tax on assets

In Argentina, the tax on assets (impuesto a la ganancia mínima presunta), effective until the fiscal year ended December 31, 2018, was supplementary to income tax. The Company assessed this tax at the effective rate of 1% on the taxable assets at year-end. The Company’s tax liability for each year was equal to the higher of the tax on assets assessment or the income tax liability assessed at the legally effective rate on the estimated taxable income for the year. However, if the tax on assets exceeded the income tax liability in any given fiscal year, the excess could be creditable against any excess of income tax liability over the tax on assets in any of the following ten fiscal years.

In 2018, Telecom was subject to the Tax on assets because has recognized accounting profits and tax losses.

The tax on assets balance has been capitalized in the consolidated financial statements since we estimate that the amounts paid for this tax will be recoverable within the statute of limitations, based on the current business plans.

TELECOM ARGENTINA S.A.

Personal Assets, Shares and Equity Interests

Argentine companies shall remit the taxes applicable to their shareholders who are Argentine individuals and non-resident individuals. Such tax is calculated under the equity method on the shares according to the last financial statements of the Argentine entity prepared in accordance with effective local professional accounting standards and without considering the effect arising from the changes in the purchasing power of the currency.

In accordance with the Law, Argentine companies are entitled to request the refund of such tax paid to their shareholders.

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017. Telecom Argentina and Cablevisión have already filed this request related to the payment of personal assets tax as substitute taxpayer. Notwithstanding the above, it cannot be assured that in the future the companies will satisfy such requirements and maintain the referred exemption.

Pursuant to Law No. 27,541, the rate applicable as from fiscal year 2019 for this tax is 0.50%.

Tax on Bank Credits and Debits

Pursuant to Law No. 27,432, the National Executive Branch may establish that the percentage of the tax rate on bank credit and debits that to date may not be creditable against income tax, be gradually reduced by up to 20% per year as from January 1, 2018. The National Executive Branch may provide that, by 2022, it be fully creditable against income tax. On May 7, 2018, Decree No. 409/2018 was issued, which provided that, for transactions subject to the general tax rate, up to 33% of the taxes payable arising from both credited and debited amounts and the other taxable events subject to this tax may be creditable against income tax. In the case of transactions subject to a lower rate, only 20% may be creditable against income tax.

These provisions are applicable to advance payments and balances of income tax returns corresponding to fiscal periods beginning on or after January 1, 2018, for the tax credits arising from taxable events executed as from that date.

Internal Taxes

Law No. 27,430 also provides for an increase in the effective internal tax rate applicable to mobile telephony services from 4.16% to 5.26%, effective for taxable events executed as from March 1, 2018.

In addition, pursuant to Decree No. 979/2017, as from November 15, 2017, for fiscal year 2018, the effective internal tax rate on the sale of imported mobile phones and other wireless network equipment was reduced from 20.48% to 11.73%. Such rate, pursuant to Law No. 27,430, decreases gradually until its complete phase out as from January 1, 2024 (for 2019 the rate will be 9.89% and for 2020 the rate will be 7.53%.) In the case of goods manufactured in the province of Tierra del Fuego, the rate is set at 0% as from November 15, 2017.

Export Duties

The National Budget Law for fiscal year 2019 (Law No. 27,467) granted the Executive Branch, until December 31, 2020, the power to apply export duties on services rendered in Argentina that are effectively used or exploited abroad, with a rate of up to 30% of the value of those services.

Decree No. 1,201/18, published in the Official Gazette on January 2, 2019, provided that such services are subject to an export duty of 12% with a cap of $4 for each dollar of the taxable value of the above-mentioned transaction.

Law No. 27,541, published in the Official Gazette on December 23, 2019, amended the foregoing and granted the Executive Branch, until December 31, 2021, the power to apply export duties on services rendered in Argentina that are effectively used or exploited abroad, with a rate of up to 5% of the value of those services. Decree No. 99/2019 published on December 28, 2019 establishes, effective as from January 1, 2020, an export duty of 5% on the above mentioned services.

Social Security

Law No. 27,430 gradually reduces the percentage of employers’ social security contributions paid by large companies from 21% to 19.5% by 2022. In addition, the law establishes an incremental amount of the non-taxable base that shall be restated for inflation annually in accordance with the consumer price index. However, Law No. 27,541 set the percentage of employers’ social security contributions paid by large companies at 20.4% and the non-taxable base at $7,003.68.

TELECOM ARGENTINA S.A.

In addition, the National Budget Law for the year 2019 (Law No. 27,467), published in the Official Gazette on December 4, 2018, provides that entities that provide broadcast television or physical link and/or radio-electric link subscription television services, audio broadcasting, cable television signals, newspaper, magazine or periodical publishing companies or companies engaged in digital journalism, and the distributors of those publishing companies, may all allocate employer’s contributions on the payroll for the personnel engaged in such activities as a tax credit on VAT. These contributions must have been accrued in the fiscal period and effectively paid at the moment of submitting the VAT return. As provided above, where the salaries that give rise to the employer’s contributions which may be allocated as a tax credit on VAT are indistinctly related to other activities outside the scope of this benefit, they will be subject to the apportionment procedure.

During 2018, the Company has applied a regime similar to the one provided under Law No. 27,467, based on final court decisions allowing its application.

Provincial Taxes

Turnover Tax

This tax is levied on companies based in Argentina for the activities carried out in each province of the country. Rates differ depending on the jurisdiction where business is carried out and on the nature of such business (for example, sale of services or equipment).

Regarding this tax, on January 2, 2018, Law No. 27,429 - “Tax Consensus” was published in the Official Gazette. Such Law approves the Tax Consensus signed between the National Executive Branch and the representatives of the Provinces and the Autonomous City of Buenos Aires, which provides that the rates shall not exceed certain limits, among other issues. For the communications sector, the maximum rate effective for 2019 is 4% and 6.5% for mobile telephony. Cable television activities are exempt in some jurisdictions. However, on December 17, 2019, a new fiscal consensus was signed and approved by Law No. 27,542, whereby the gradual reduction of the rates provided under Law No. 27,429 was suspended until December 31, 2020.

Other Taxes and Charges

Since the beginning of 2001, telecommunication service companies have been required to make a SU contribution to fund SU requirements. For more information, see Note 2.d – Universal Service Regulation).

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

In addition, the Company pays for copyrights to several institutions such as AADI-CAPIF, SADAIC, ARGENTORES. Those rights are calculated on similar bases as those indicated in the previous paragraph and the rates range between 0.1% and 1%.

o)	Provisions

The Group records provisions when it has a present, legal or constructive obligation, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, considering the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as finance expenses. For more information, see Note 20.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in k) above. The accounting estimates for dismantling costs, including discount rates, and the dates on which such costs are expected to be incurred are reviewed annually, at each financial year-end.

p)	Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

TELECOM ARGENTINA S.A.

q)    Debt Financial Costs and Other Financial Results, net

Debt Financial costs and other financial results, net, are recorded as incurred and include:

•	Interest accrued on the related financial assets and liabilities using the effective interest rate method;
•	Financial discounts on debt;
•	Changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;
•	Results from Notes and bonds;
•	Gains and losses on foreign exchange and financial instruments;
•	Interest on provisions;
•	Bank taxes and related expenses; and
•	RECPAM.

r)	Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process described in Note 22.d), the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own equity shall be recognized in the income statement.

s)	Merger Surplus

Due to the merger between Telecom and Cablevisión, a merger surplus was generated, which mainly reflects the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina as of the Effective Date of the Merger.

t)	Net Earnings per Share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year. For more information, see Note 27).

u)	Adoption of New Accounting Standards

IFRS 16 (Leases)

In January 2016, IFRS 16 was issued, which replaces IAS 17, IFRIC 14 and SIC 15 and 27. This standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated impact mainly on the lessees accounting.

IFRS 16, effective as of January 1, 2019, provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period. For a company to have control of use of an identified asset it:

a)    Must have the right to obtain substantially all the economic benefits of the identified assets and

b)    Must have the right to direct the use of the identified asset.

The adoption of IFRS 16 increases the values of assets and liabilities and generates a decrease in operating costs. In addition, there is an increase in the charge of amortization of Rights of use assets and financial results generated by the unwinding of the discount of the related liabilities. It also changes the presentation of the income statement and the statement of cash flows. This IFRS was applied retrospectively recognizing the cumulative effect as of the date of initial application. Using the practical solution provided by IFRS 16, the Company has not considered those contracts which maturity operated before 12 months since the initial application date.

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (rental of optical fiber for data transmission) and e) space leases (for colocalization of antennas).

The initial impact of the implementation of this standard implied an increase in non-current assets due to the initial recognition of Rights of use assets of $6,890 and current and non-current liabilities for the initial recognition of Leases liabilities of $5,972 in current currency as of December 31, 2019. In addition, PP&E asset retirement obligations for $247 million and Indefeasible Rights of Use of Intangible Assets for $626 were reclassified as Rights of use assets. According to the analysis performed, there are no significant differences between the initial liability recognized in accordance with IFRS 16 and the lease commitments disclosed in Notes to the Telecom’s consolidated financial statements as of December 31, 2018.

TELECOM ARGENTINA S.A.

The composition of the Rights of use assets net carrying value, valued at amortized cost, as of January 1, 2019 and as of December 31, 2019:

	January 1, 2019	December 31, 2019

Poles	466	216
Real estate and other	1,147	1,471
Sites and other	4,880	6,613
Occupation fee	397	350
Asset Retirement Obligation	247	253
Indefeasible rights of use	626	541
At the end of the period (1)	7,763	9,444

(1) Includes $1,160 and $1,013 corresponding to Núcleo as of January 1, 2019 and December 31, 2019, respectively.

As a result of the adoption of IFRS 16, in the income statement for the year ended December 31, 2019 operating leases decreased by $3,680, an additional depreciation of rights of use assets of $3,344 was recognized (without considering Indefeasible rights of use and Asset Retirement Obligation) and greater financial results were recognized as a result of the update of the Lease liabilities for $1,910, generating a net loss of $1,574 before income tax and a deferred income tax of $411 (a net loss of $1,163, of which $1,171 are attributable to controlling shareholders, $0.54 pesos per share). To the determination of the amounts disclosed below, the real interest rates used are 11% average in pesos and between 5% and 7% in US$.

v)	Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires the Company's Management to make estimates and assumptions based also on subjective judgments, experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the measurement of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well as the measurement of revenues and costs during the year. Actual results could differ, even significantly, from those estimates because of possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require significant subjectivity, that could affect the valuation of assets and liabilities, are addressed below:

v.1)       Recoverability of Goodwill

Goodwill allocated to the Argentinian Operations of Telecom Argentina is reviewed by the Company at a single cash-generating unit (CGU) as disclosed in Note 3.k). In 2019 and 2018 the recoverable amount of the CGU, including Goodwill, is estimated by Management using a discounted cash flows model (value in use). This calculation requires the use of significant judgment and assumptions.

The cash flows used correspond to the business plan approved by the Company's Management and Company’s Management additional estimations to cover a period of 5 years. Lastly, in order to determine the residual value of the cash-generating unit, the Company considered a normalized constant cash flow taking into consideration a long-term growth rate of 3.5%.

For the preparation of cash flows, the Company considers the current market situation in which Telecom operates. Likewise, the Company's Management estimates the future behavior of certain assumptions that are sensitive in the determination of the value in use, among them, the operating result, the discount rate and certain macroeconomic variables such as projected inflation and exchange rates.

In relation to the aforementioned assumptions, the Company's Management determined the estimated operating result based on past performance and market development expectations (including demand projections, prices and costs).

Cash flows were discounted at a discount rate (WACC) of 10.89%, which reflects the specific risks related to the industry and the country in which the Company operates.

Real cash flows could be different from those used for the value in use determination.

For the years presented in these consolidated financial statements, the test results were satisfactory. Therefore, no recoverability problems were observed and, accordingly, no impairment has been recorded for the assets detailed above, except for those specifically identified in Note 3.k).

TELECOM ARGENTINA S.A.

v.2) Useful lives and residual value of PP&E and Intangible assets

PP&E and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

v.3) Income Tax recoverability assessment of deferred tax assets and other tax receivables

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

Additionally, pursuant to Law No. 27,430, the corporate income tax rate for Argentine entities decreases as detailed under Note 3.n). Therefore, for the measurement of deferred tax, the fiscal year of future reversals of temporary differences that originate deferred asset/liability has been estimated applying the income tax rate of each reversal period. The actual moment of the future taxable revenues and deductions may differ from those estimated, and may produce an impact on future income.

The recoverability assessment of the tax receivable related to the actions of recourse filed by the Company in connection with income tax inflation adjustment (Note 16) is based on the existing legal arguments on this matter and the behavior of the National Tax Authority in revising the claims filed by the Company.

v.4) Provisions

•      Provisions for lawsuits and other contingencies: The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and commercial. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and court decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

•       Allowance for Bad Debts: The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, un-subscription of customers, historical write-offs, public sector and corporate customer creditworthiness and changes in the customer payment terms, as well as the estimates regarding future performance, assessing the expected credit loss in accordance with IFRS 9. If the financial condition of the customers were to deteriorate, the actual write-offs could be different from expected.

In the absence of an accounting Standard or Interpretation that specifically applies to a particular transaction, the Company’s Management considers the IFRS framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt in order to provide financial statements that faithfully represent the financial position, the results of operations and the cash flows of Telecom and its subsidiaries, reflect the economic substance of the transactions, are neutral, are prepared on a prudent basis and are complete in all material respects.

TELECOM ARGENTINA S.A.

NOTE 4 – MERGER BETWEEN TELECOM ARGENTINA AND CABLEVISION

Merger between Telecom Argentina (absorbing company for legal purposes) and Cablevisión (absorbed company for legal purposes)

On June 30, 2017, the Boards of Directors of Telecom Argentina S.A. and Cablevisión S.A. approved a pre-merger commitment whereby Telecom Argentina S.A., in its capacity as absorbing company, absorbed Cablevisión S.A., pursuant to the provisions of Sections 82 and 83 of the General Corporations Law No. 19,550 and subject to corporate and regulatory approvals (the "Merger"). The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina S.A. and the Extraordinary Shareholders’ Meeting of Cablevisión S.A. held on August 31, 2017 approved the pre-merger commitment and, in the case of Cablevisión S.A., its consequent dissolution on the Effective Date of the Merger and, in the case of Telecom Argentina S.A., the amendment of the Bylaws and the increase of its capital stock.

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

On October 31, 2017, the parties subscribed the Final Merger Agreement subject to the regulatory authorization from the ENACOM, which was granted through Resolution No. 5,644-E/2017, and notified to the Company on December 22, 2017.

Since all the conditions to which the Merger was subject to were met under the terms of the Pre-Merger Commitment and the Final Merger Agreement, on January 1, 2018, the parties signed the Minutes regarding the Transfer of Operations of Cablevisión S.A. to Telecom Argentina S.A.

As a result, the Effective Date of the Merger between Telecom Argentina and Cablevisión was on January 1, 2018 with the consequent change of control in the Company, being Cablevisión Holding S.A. the new controlling company.

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

The Merger, the capital stock increase as a result of the Merger, and the amendment of the Bylaws of Telecom Argentina were administratively conformed by the CNV and later registered in the Public Registry of Commerce under the General Board of Corporations on August 30, 2018.

Resolution No. 374/2018 issued by the Secretary of Commerce - Approval of the merger between Telecom and Cablevisión

On June 29, 2018, through Resolution No. 374/2018, the Secretary of Commerce authorized under the terms of paragraph a), Section 13 of Law No. 25,156 the merger transaction whereby Telecom absorbed Cablevisión. In such resolution, as part of the approval of the merger, the Secretary of Commerce also (i) approved the assignment of 143,464 residential subscribers of the Internet service rendered by Telecom under the brand ARNET to Universo Net S.A. (the aforementioned assignment was completed during the third quarter of 2018), (ii) accepted the conduct undertaking filed by Telecom, Cablevisión, Cablevisión Holding and Fintech, whereby Telecom undertook to limit the integrated marketing of subscription television services by physical link with the mobile communications service until certain conditions are fulfilled, and (iii) accepted the conduct undertaking filed by Telecom, Cablevisión, Cablevisión Holding and Fintech, whereby Telecom undertook to offer the possibility that any current or new Internet service provider may provide the retail broadband service by leveraging the use of its copper network under ADSL technology under the terms described in such resolution.

The Merger was accounted for under the acquisition method, as described under IFRS 3 and as a reverse acquisition whereby Cablevisión (acquirer for accounting purposes) absorbs Telecom (acquire for accounting purposes). For information on the accounting treatment of the merger between Telecom and Cablevisión, see Note 3.d.5) to theses consolidated financial statements.

TELECOM ARGENTINA S.A.

The identifiable consolidated assets and liabilities of Telecom Argentina S.A. (acquiree for accounting purposes) incorporated on January 1, 2018 and the impact of the purchase price allocation recorded in the consolidated statement of income for the year ended December 31, 2018, both considering the effect of the current currency mentioned in Note 1.e), are the following:

Total consolidated identified assets net in current currency
ASSETS
Cash and cash equivalents	6,430
Trade receivables	18,481
Other current assets	15,451
Total current assets	40,362
Deferred income tax assets	5
Investments	6,041
Goodwill	135,488
Property, plant and equipment	142,511
Intangible assets	91,270
Other Non-current assets	978
Total non-current assets	376,293
TOTAL ASSETS	416,655
LIABILITIES
Total current liabilities	49,951
Deferred income tax liabilities	38,023
Other non-current liabilities	26,555
Total non-current liabilities	64,578
TOTAL LIABILITIES	114,529
Capital nominal value – Outstanding shares	954
Capital nominal value - Treasury shares	15
Inflation adjustment	61,612
Treasury shares acquisition cost	(2,761)
Contributed Surplus	195,901
Legal reserve	2,798
Special reserve for IFRS implementation	1,337
Voluntary reserve for capital investments	5,077
Reserve for future dividend payments	34,481
Retained earnings	(300)
Equity Attributable to Telecom Argentina	299,114
Non-controlling interest	3,012
TOTAL EQUITY	302,126
TOTAL LIABILITIES AND EQUITY	416,655

Impact of the purchase price allocation recognized in the consolidated results	Year ended December 31, 2018
Revenues	(46)
Operating costs without depreciation and amortization	(288)
Depreciation, amortization and impairment of fixed assets	(17,559)
Operating loss	(17,893)
Financial results, net	54
Loss before income tax benefit	(17,839)
Income tax benefit	5,352
Net loss for the year	(12,487)
Attributable to controlling Company	(12,375)
Non-controlling interest	(112)

TELECOM ARGENTINA S.A.

NOTE 5 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2019	2018
Cash and Banks	1,718	2,889
Time deposits	703	7,620
Mutual funds	23,161	92
Total cash and cash equivalents	25,582	10,601
Investments
Current
Government bonds at fair value	297	1,119
Government bonds at amortized cost	132	798
Mutual funds	63	2
Other investments at amortized cost	-	190
Allowance for credit risk (*)	(63)	-
Total current investments	429	2,109
Non- current
Government bonds at amortized cost	1,976	7,119
Investments in associates (**)	1,125	1,487
2003 Telecommunications Fund	1	1
Allowance for credit risk (*)	(979)	-
	2,123	8,607
Total non-current investments	2,552	10,716

(*) Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.

(**) Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 12.31.2019	Valuation as of 12.31.2018
Ver T.V. S.A. (1)	Cable television station	Argentina	49.00	622	909
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable television station	Argentina	50.10	252	349
La Capital Cable S.A. (2)	Closed-circuit television	Argentina	50.00	245	220
Other minor investments in associates at equity method, net of the allowance for impairment				6	9
Total				1,125	1,487

(1)	Data about the issuer arise from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Years ended December 31,
	2019	2018	2017
Ver T.V. S.A.	(164)	218	380
Teledifusora San Miguel Arcángel S.A.	(43)	111	105
La Capital Cable S.A.	20	34	58
Total	(187)	363	543

Movements in the allowance of current credit risk are as follows:

	December 31,
	2019	2018
At the beginning of the fiscal year	-	-
Additions – Other financial results, net	(1,140)	-
Uses (includes RECPAM)	1,077	-
At the end of the year	(63)	-

Movements in the allowance of non-current credit risk are as follows:

	December 31,
	2019	2018
At the beginning of the fiscal year	-	-
Additions – Other financial results, net	(1,429)	-
Uses (include RECPAM)	450
At the end of the year	(979)	-

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

Changes in assets/liabilities components:

	December 31,
Net decrease (increase) in assets	2019	2018	2017
Trade receivables	3,262	(6,295)	(624)
Other receivables	113	(1,375)	(1,133)
Inventories	465	(17)	46
	3,840	(7,687)	(1,711)
Net increase (decrease) in liabilities
Trade payables	(16,964)	(12,041)	559
Salaries and social security payables	1,273	435	557
Taxes payables	984	(3,123)	(2,192)
Other liabilities and provisions	(4,149)	(3,583)	(1,132)
	(18,856)	(18,312)	(2,208)

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	8,025	3,348	-
Notes	22,521	-	-
Bank and other financial entities loans	26,974	39,371	1,891
Loans for purchase of equipment	987	-	-
Companies under section 33 - Law No. 19,550 and related parties	-	-	54
Total financial debt proceeds	58,507	42,719	1,945
Notes	-	(6,007)	-
Bank and other financial entities loans	(33,445)	(515)	(2,495)
Loans for purchase of equipment	(3,058)	(419)	-
Companies under section 33 - Law No. 19,550 and related parties	-	-	(2)
Total payment of debt	(36,503)	(6,941)	(2,497)
Bank overdrafts	(970)	(145)	-
Notes - Interests and related expenses	(1,129)	(2,322)	-
Bank and other financial entities loans - Interests and related expenses	(7,124)	(3,673)	(1,944)
By NDF, purchase of equipment and others	1,330	411	(41)
Companies under section 33 - Law No. 19,550 and related parties	-	-	(2)
Total payment of interest and related expenses	(7,893)	(5,729)	(1,987)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	December 31,
	2019	2018	2017
PP&E and intangible assets acquisition financed with accounts payable	16,384	13,887	-
	16,384	13,887	-

Cash dividends from the Company and its subsidiaries

Brief information on dividends of the Company and its subsidiaries is provided below:

Year	Company	Distribution month	Distributed amount		Payment month	Amount paid in current currency as of December 31, 2019
			Currency of the transaction date	Current currency as of December 31, 2019
2019	Telecom	April 2019	6,300	8,666	May 2019	8,133
	Telecom	August 2019	7,045	8,334	August 2019	8,334
	Telecom	October 2019	(1) 17,387	18,806	October 2019	18,806
	Núcleo	April 2019	197	262	May 2019	255
			30,929	36,068		35,528
2018	Telecom	December 2017	-	-	January 2018	9,098
	Telecom	January 2018	(2) 13,007	29,020	February 2018	28,338
	Telecom	January 2018	6,866	15,320	March 2018	14,624
	Núcleo	April 2018	135	280	March 2018	279
			20,008	44,620		52,339
2017	Cablevisión	December 2017	(3) 4,078	9,263	January 2018	-
	Cablevisión	March 2017	800	2,130	April 2017	2,076
	Cablevisión	March 2017	800	2,130	September 2017	1,928
	CV Berazategui	April 2017	6	10	April 2017	10
			5,684	13,533		4,014

(1)	The General Ordinary Shareholders’ Meeting held on October 10, 2019 resolved to distribute US$300 million in cash dividends to be paid in US dollars (freely available) equivalent to $17,387 according to the exchange rate of BCRA Com “A” 3,500 issued on October 9, 2019 ($57.9).
(2)	Includes $5,641 and $4,503 of anticipated cash dividends pursuant to Section 224, 2nd paragraph of the LGS related to the net income (liquid and realized) of the period January 1st, 2017 and September 30, 2017 arising from the Telecom Argentina’s and Cablevision’s stand-alone basis financial statements as of September 30, 2017, respectively, that were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.
(3)	On January 8, 2018, Telecom, as the continuing Company of Cablevisión, cancelled the dividends stated by Cablevisión on December 18, 2017.

TELECOM ARGENTINA S.A.

Cash dividends from associates companies

Brief information on dividends of the associates companies is provided below:

Year	Company	Dividends Collected
		Currency of the transaction date	Current currency as of December 31, 2019
2019	Ver TV	97	126
	TSMA	41	53
	La Capital Cable	5	6
		143	185
2018	Ver TV	18	41
	TSMA	8	17
	La Capital Cable	15	28
		41	86
2017	Ver TV	70	151
	TSMA	19	54
	La Capital Cable	10	24
		99	229

Additional information required by IAS 7

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments and Others	Balances as of December 31, 2019
Bank overdrafts	3,501	8,024	-	(1,815)	9,710
Bank and other financial entities loans – principal	72,618	(6,472)	-	4,348	70,494
Notes – principal	24,731	19,464	-	(3,670)	40,525
NDF	154	(878)	-	1,099	375
Loans for purchase of equipment	3,198	987	-	5	4,190
Accrued interests and related expenses	17,810	(9,342)	11,098	7,136	26,702
Total current and non-current financial debt (Note 14)	122,012	11,783	11,098	7,103	151,996

Additional information required by IAS 7

	Balances as of December 31, 2017	Incorporation by merger	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments and Others	Balances as of December 31, 2018
Bank overdrafts	-	306	3,348	-	(153)	3,501
Bank and other financial entities loans – principal	442	18,610	38,856	-	14,710	72,618
Notes – principal	16,942	4,901	(6,007)	-	8,895	24,731
NDF	-	39	(68)	183	-	154
Loans for purchase of equipment	2,989	-	(394)	54	549	3,198
Companies under section 33 - Law No. 19,550 and related parties	9	-	-	-	(9)	-
Accrued interests and related expenses	4,246	3,995	(6,307)	6,761	9,115	17,810
Total current and non-current financial debt (Note 14)	24,628	27,851	29,428	6,998	33,107	122,012

NOTE 6 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2019	2018
Ordinary receivables	21,460	30,635
Contractual asset IFRS 15	121	95
Companies under section 33 - Law No. 19,550 and related parties (Note 29.c)	136	142
Allowance for doubtful accounts	(4,752)	(4,082)
	16,965	26,790
Non-current trade receivables
Ordinary receivables	53	58
Contractual asset IFRS 15	30	36
	83	94
Total trade receivables, net	17,048	26,884

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the fiscal year	(4,082)	(1,097)
IFRS 9 retained earnings adjustment	-	(377)
Additions – Bad debt expenses	(6,331)	(5,426)
Uses and Currency translation adjustments (includes RECPAM)	5,661	2,818
At the end of the year	(4,752)	(4,082)

TELECOM ARGENTINA S.A.

NOTE 7 – OTHER RECEIVABLES

	As of December 31,
Current other receivables	2019	2018
Prepaid expenses	1,175	2,211
Tax credits	1,897	2,097
Financial NDF (Note 23)	163	1,154
Companies under section 33 - Law No. 19,550 and related parties (Note 29.c)	115	221
Receivables from sale of customer relationship	23	112
Other	1,251	2,040
Allowance for current other receivables	(34)	(29)
	4,590	7,806
Non-current other receivables
Prepaid expenses	218	695
Tax credits	859	1,081
Financial NDF (Note 23)	-	70
Regulatory Credits (Núcleo)	208	239
Receivables from sale of customer relationship	62	173
Other	336	400
	1,683	2,658
Total other receivables, net	6,273	10,464

Movements in the Allowance for current other receivables are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the year	(29)	-
Increases	(15)	(29)
Decreases (includes RECPAM)	10	-
At the end of the year	(34)	(29)

NOTE 8 – INVENTORIES

	As of December 31,
	2019	2018
Mobile handsets and others	2,248	3,467
Radio equipment and others	1	99
Fixed telephones and equipment	66	23
Inventories for construction projects	1,123	826
Subtotal	3,438	4,415
Allowance for obsolescence of inventories	(226)	(205)
	3,212	4,210

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the year	(205)	(82)
Additions	(131)	(125)
Decreases (includes RECPAM)	110	2
At the end of the year	(226)	(205)

NOTE 9 – GOODWILL

	As of December 31,
	2019	2018
Argentina business (*)	184,105	184,105
Abroad business	1,036	1,190
	185,141	185,295

(*) Includes $183,992 attributable to Telecom Argentina.

Movements in Goodwill are as follows:

	Argentina business		Abroad business
	Years ended December 31,		Years ended December 31,
	2019	2018	2019	2018
At the beginning of the year	184,105	48,617	1,190	1,048
Additions by merger	-	135,488	-	-
Currency translation adjustments	-	-	(154)	142
At the end of the year	184,105	184,105	1,036	1,190

TELECOM ARGENTINA S.A.

NOTE 10 – PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2019	2018
PP&E before allowances and impairment	248,305	232,302
Valuation allowance for obsolescence and impairment of materials	(1,506)	(554)
Impairment of PP&E	(802)	(512)
	245,997	231,236

Movements in the valuation allowance for materials and impairment of materials are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the year	(554)	(283)
Additions	(952)	(271)
At the end of the year	(1.506)	(554)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the year	(512)	-
Additions	(290)	(512)
At the end of the year	(802)	(512)

Details on the nature and movements as of December 31, 2019 are as follows:

	Gross value as of December 31, 2018	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2019
Real estate	35,015	21	(14)	1,059	(95)	35,986
Switching equipment	7,851	346	235	245	(22)	8,655
Fixed network and transportation	128,605	8,891	(264)	12,003	(7,149)	142,086
Mobile network access	25,664	17	98	5,656	(100)	31,335
Tower and pole	7,993	-	20	1,080	(11)	9,082
Power equipment and Installations	9,861	41	33	1,297	(1)	11,231
Computer equipment	24,068	2,655	422	7,778	(68)	34,855
Goods lent to customers at no cost	11,513	10,498	117	6	(6,454)	15,680
Vehicles	4,593	242	(4)	-	(17)	4,814
Machinery, diverse equipment and tools	6,887	574	(18)	157	(1,461)	6,139
Other	1,327	4	-	77	(191)	1,217
Construction in progress	26,531	38,690	(66)	(29,358)	(88)	35,709
Materials	19,372	1,885	(102)	-	37	21,192
Total	309,280	63,864	457	-	(15,620)	357,981

	Accumulated depreciation as of December 31, 2018	Depreciation	Currency translation adjustments	Decrease and reclassifications	Accumulated depreciation as of December 31, 2019	Net carrying value as of December 31, 2019
Real estate	(3,428)	(1,474)	(1)	36	(4,867)	31,119
Switching equipment	(2,635)	(1,636)	(266)	14	(4,523)	4,132
Fixed network and transportation	(38,533)	(20,983)	17	7,142	(52,357)	89,729
Mobile network access	(5,020)	(5,161)	(175)	27	(10,329)	21,006
Tower and pole	(1,466)	(1,101)	(53)	6	(2,614)	6,468
Power equipment and Installations	(1,875)	(1,651)	(56)	-	(3,582)	7,649
Computer equipment	(11,945)	(6,092)	(475)	57	(18,455)	16,400
Goods lent to customers at no cost	(3,104)	(7,620)	(116)	6,453	(4,387)	11,293
Vehicles	(2,308)	(650)	9	3	(2,946)	1,868
Machinery, diverse equipment and tools	(6,057)	(385)	5	1,461	(4,976)	1,163
Other	(607)	(224)	-	191	(640)	577
Construction in progress	-	-	-	-	-	35,709
Materials	-	-	-	-	-	21,192
Total	(76,978)	(46,977)	(1,111)	15,390	(109,676)	248,305

Details on the nature and movements as of December 31, 2018 are as follows:

	Gross value as of December 31, 2017	Incorporation by merger	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2018
Real estate	4,600	29,824	9	259	337	(14)	35,015
Switching equipment	-	5,692	343	1,228	591	(3)	7,851
Fixed network and transportation	54,883	46,910	8,320	1,036	23,363	(5,907)	128,605
Mobile network access	6	17,410	18	1,287	7,423	(480)	25,664
Tower and pole	106	6,833	45	418	591	-	7,993
Power equipment and Installations	-	8,418	-	358	1,085	-	9,861
Computer equipment	7,333	9,636	1,781	1,923	3,401	(6)	24,068
Goods lent to customers at no cost	8,126	343	7,707	555	6	(5,224)	11,513
Vehicles	2,272	1,826	578	31	-	(114)	4,593
Machinery, diverse equipment and tools	6,070	348	298	20	151	-	6,887
Other	398	728	8	63	128	2	1,327
Construction in progress	15,964	8,950	37,133	146	(35,604)	(58)	26,531
Materials	10,741	5,510	4,617	39	(1,472)	(63)	19,372
Total	110,499	142,428	60,857	7,363	-	(11,867)	309,280

TELECOM ARGENTINA S.A.

	Accumulated depreciation as of December 31, 2017	Depreciation	Currency translation adjustments	Decrease and reclassifica-tions	Accumulated depreciation as of December 31, 2018	Net carrying value as of December 31, 2018
Real estate	(1,672)	(1,486)	(275)	5	(3,428)	31,587
Switching equipment	-	(1,588)	(1,047)	-	(2,635)	5,216
Fixed network and transportation	(24,551)	(19,153)	(1,010)	6,181	(38,533)	90,072
Mobile network access	-	(4,251)	(843)	74	(5,020)	20,644
Tower and pole	(22)	(1,221)	(223)	-	(1,466)	6,527
Power equipment and Installations	-	(1,634)	(241)	-	(1,875)	7,986
Computer equipment	(4,354)	(5,860)	(1,736)	5	(11,945)	12,123
Goods lent to customers at no cost	(1,898)	(5,978)	(454)	5,226	(3,104)	8,409
Vehicles	(1,669)	(658)	(32)	51	(2,308)	2,285
Machinery, diverse equipment and tools	(5,624)	(409)	(24)	-	(6,057)	830
Other	(328)	(229)	(50)	-	(607)	720
Construction in progress	-	-	-	-	-	26,531
Materials	-	-	-	-	-	19,372
Total	(40,118)	(42,467)	(5,935)	11,542	(76,978)	232,302

NOTE 11 – INTANGIBLE ASSETS

	As of December 31,
	2019	2018
Intangible assets before impairment	87,249	93,972
Impairment	(4,641)	(2,498)
	82,608	91,474

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the year	(2,498)	-
Additions	(2,143)	(2,498)
At the end of the year	(4,641)	(2,498)

Intangible assets consist as of December 31, 2019 of the following:

	Gross value as of December 31, 2018	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2019
3G/4G licenses	34,193	10	-	-	34,203
PCS license (Argentina)	16,211	-	-	-	16,211
Núcleo´s licenses	3,997	4	(25)	-	3,976
Customer relationship	23,437	-	5	(1,775)	21,667
Brands	20,428	-	-	-	20,428
Incremental Cost from the acquisitions of contracts	2,084	1,610	(6)	-	3,688
Other	2,627	1	-	(56)	2,572
Total	102,977	1,625	(26)	(1,831)	102,745

	Accumulated amortization as of December 31, 2018	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2019	Net carrying value as of December 31, 2019
3G/4G licenses	(1,950)	(2,338)	-	-	(4,288)	29,915
PCS license (Argentina)	-	-	-	-	-	16,211
Núcleo´s licenses	(113)	(138)	(28)	-	(279)	3,697
Customer relationship	(4,728)	(4,016)	(16)	1,775	(6,985)	14,682
Brands	(144)	(8)	-	-	(152)	20,276
Incremental Cost from the acquisitions of contracts	(604)	(1,511)	-	-	(2,115)	1,573
Other	(1,466)	(258)	(1)	48	(1,677)	895
Total	(9,005)	(8,269)	(45)	1,823	(15,496)	87,249

Intangible assets consist as of December 31, 2018 of the following:

	Gross value as of December 31, 2017	Incorporation by merger	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2018
3G/4G licenses	6,944	27,249	-	-	-	34,193
PCS license (Argentina)	-	16,211	-	-	-	16,211
Núcleo´s licenses	-	2,648	1,298	51	-	3,997
Customer relationship	-	24,262	-	112	(937)	23,437
Brands	383	20,045	-	-	-	20,428
Incremental Cost from the acquisitions of contracts	-	-	2,074	10	-	2,084
Other	1,369	140	1,098	20	-	2,627
Total	8,696	90,555	4,470	193	(937)	102,977

TELECOM ARGENTINA S.A.

	Accumulated amortization as of December 31, 2017	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2018	Net carrying value as of December 31, 2018
3G/4G licenses	(111)	(1,839)	-	-	(1,950)	32,243
PCS license (Argentina)	-	-	-	-	-	16,211
Núcleo´s licenses	-	(107)	(6)	-	(113)	3,884
Customer relationship	-	(5,500)	12	760	(4,728)	18,709
Brands	(137)	(7)	-	-	(144)	20,284
Incremental Cost from the acquisitions of contracts	-	(580)	(24)	-	(604)	1,480
Other	(1,318)	(148)	-	-	(1,466)	1,161
Total	(1,566)	(8,181)	(18)	760	(9,005)	93,972

NOTE 12 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2019 are as follows:

	Gross value as of December 31, 2018	Incorporation by adoption of IFRS 16	Increases	Currency translation adjustments	Decreases	Gross value as of December 31, 2019
Leases rights of use	-	6,890	5,319	(47)	(240)	11,922
Indefeasible right of use	718	-	-	-	(7)	711
Asset Retirement Obligation	306	-	57	6	(35)	334
Total	1,024	6,890	5,376	(41)	(282)	12,967

	Accumulated amortization as of December 31, 2018	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2019	Net carrying value as of December 31, 2019
Leases rights of use	-	(3,344)	(20)	92	(3,272)	8,650
Indefeasible right of use	(92)	(85)	-	7	(170)	541
Asset Retirement Obligation	(59)	(50)	(7)	35	(81)	253
Total	(151)	(3,479)	(27)	134	(3,523)	9,444

Details on the nature and movements of Right of use assets as of December 31, 2018 are as follows:

	Gross value as of December 31, 2017	Incorporation by adoption of IFRS 16	Increases	Decreases	Gross value as of December 31, 2018
Indefeasible right of use	-	718	-	-	718
Asset Retirement Obligation	213	-	98	(5)	306
Total	213	718	(i) 98	(5)	1,024

(i)       Includes $24 charged to currency translation adjustments.

	Accumulated amortization as of December 31, 2017	Amortization	Decreases	Accumulated amortization as of December 31, 2018	Net carrying value as of December 31, 2018
Indefeasible right of use	-	(92)	-	(92)	626
Asset Retirement Obligation	(6)	(58)	5	(59)	247
Total	(6)	(150)	5	(151)	873

NOTE 13 – TRADE PAYABLES

	As of December 31,
Current	2019	2018
Suppliers and commercial accruals	31,082	34,285
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 29.c)	881	873
	31,963	35,158
Non-current
Suppliers and commercial accruals	2,355	876
	2,355	876
Total trade payables	34,318	36,034

TELECOM ARGENTINA S.A.

NOTE 14 – FINANCIAL DEBT

	As of December 31,
Current	2019	2018
Bank overdrafts – principal	9,710	3,501
Bank and other financial entities loans – principal	13,807	19,913
NDF (Note 23)	361	154
Loans for purchase of equipment	1,500	1,612
Accrued interest and related expenses	9,902	5,655
	35,280	30,835
Non-current
Notes – principal	40,525	24,731
Bank and other financial entities loans – principal	56,687	52,705
NDF (net of financial debt issuance expenses – Note 23)	14	-
Loans for purchase of equipment	2,690	1,586
Accrued interest and related expenses	16,800	12,155
	116,716	91,177
Total financial debt	151,996	122,012

Most of the bank and other financing entities loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of December 31, 2019, Telecom has complied with them. The main bank and other financing entities loans agreements, which are effective, are detailed below:

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

As of December 31, 2019, an amount of US$302 million remained unpaid (equivalent to $18,060).

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

As of December 31, 2019, an amount of US$75 million remained unpaid (equivalent to $4,513).

On October 30, 2018, within the framework of its permanent optimization policy for the term, rate and structure of its financial liabilities Telecom Argentina has accepted a proposal from the International Finance Corporation (IFC) for the evaluation and mobilization of funds with for the purpose of financing investment needs, working capital and refinancing of liabilities. On March 4, 2019 The Company signed a loan agreement with IFC for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the "Loan"). The Loan will consist of a tranche “A”, a tranche “B-1”, a tranche “B-2”, a tranche “B-3” and a tranche “B-4” which will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to LIBOR plus the following margins: 4.85 percentage points in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60 percentage points in the case of Tranche B-1 and Tranche B-3. Likewise, the capital will be payable as follows: Tranche A, Tranche B-2, and Tranche B-4 in eight consecutive semi-annual equal installments from February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six consecutive semi-annual equal installments from February 2021 and final maturity in August 2023. The proceeds from the loan were used to finance capital investments for 2019.

On March 18, 2019, the Company received a disbursement for a total amount of US$290 million (US$285.5 million were received, because US$4.5 million corresponding to debt issuance expenses were deducted from the initial disbursement) in relation to the loan agreement that the Company signed with IFC for a total amount of up to US$450 million on March 4, 2019. The disbursement of US$290 million is divided into two tranches: a) a disbursement of US$160 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points, which will be cancelled in 8 consecutive semiannual equal installments from February 2021 with maturity date in August 2024 and b) a disbursement of US$130 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points, which will be cancelled in 6 consecutive semiannual equal installments from February 2021 with maturity date in August 2023.

TELECOM ARGENTINA S.A.

On the other hand, on April 25, 2019, an additional disbursement was received for a total amount of US$20 million which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points, which will be cancelled in 8 consecutive semiannual equal installments from February 2021 and final maturity in August 2024.

As of December 31, 2019, an amount of US$313 million remained unpaid (equivalent to $18,741).

Syndicated and Term Loan

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

Subsequently, on October 8, 2018, the Company entered into a new agreement with Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for an aggregate principal amount of US$ 500 million (which can be increased, in accordance with the terms and conditions thereof) and to 48 months of term (the "Loan").

Likewise, the Company requested a disbursement of US$ 500 million on October 17, 2018. The funds were used to partially pre-pay the Original Loan.

The disbursed capital will accrue compensatory interest at an annual rate equivalent to LIBOR plus the following margin: 4.50 percentage points during the first year after the disbursement, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the disbursement and until the expiration date; and will be payable quarterly in arrears.

Additionally, in accordance with the provisions of the loan, the Company made an additional payment of US$ 100 million of the Syndicated Loan, (as a condition precedent to the execution of the loan, the Company and the remaining parties of the Original Loan had agreed to a mandatory pre-cancellation amount equivalent to at least US$ 100 million).

Subsequently, in November 2018, the Company used all the funds from Deutsche Bank Loan for US$300 million to prepay this Original Loan. The balance owed by the Company in such date amounted to US$100 million and was canceled on February 11, 2019, with its own funds.

On March 25, 2019, Telecom proceeded to a partial pre-cancellation of the “Term Loan” by paying US$101.4 million (US$100 million of capital and US$1.4 million of interest). Also, on July 25, 2019, Telecom proceeded to a partial pre-cancellation of the loan, paying US$100.15 million (US$100 million of capital and US$0.15 million of interest).

Additionally, on December 9, 2019, Telecom proceeded to a partial pre-cancellation of the Term Loan, paying US$50.5 million (US$50 million of capital and US$0.5 million of interest).

As of December 31, 2019, an amount of US$251.1 million remained unpaid (equivalent to $15,041).

TELECOM ARGENTINA S.A.

On February 12, 2020, Telecom proceeded to a partial pre-cancellation of the loan paying US$50.3 million (US$50 million of capital and US$0.3 million of interest).

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

As of December 31, 2019, an amount of US$224 million remained unpaid (equivalent to $13,430).

IDB Loan

On May 29, 2019 the Company subscribed a loan agreement with the Inter-American Development Bank (IDB invest) for a total amount of up to US$300 million. On June 7, 2019, a disbursement for a total amount of US$75 million was received (US$74.15 million were received, because US$0.85 million corresponding to debt issuance expenses, that were deducted from the initial disbursement). This debt accrues interest of LIBOR plus 4.90 percentage points, which will be cancelled in 10 consecutive semiannual equal installments from November 2021 with maturity date in May 2026.

On the other hand, on July 11, 2019, an additional disbursement was received for a total amount of US$25 million (US$24.55 million were received, because US$0.45 million corresponding to debt issuance expenses were deducted from the initial disbursement) which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points, which will be cancelled in 6 consecutive semiannual equal installments from May 2021 and final maturity in November 2023.

As of December 31, 2019, an amount of US$99 remained unpaid (equivalent to $5,953).

Other bank loans

As of December 31, 2019, the Company maintains other bank loans for:

a)	US$3.2 million in a loan agreement with the Bank ICBC for financing imports, accruing interest at an annual rate of 6.0%, due in January 2022.

b)	US$1.1 million in a loan agreement with the Bank Itaú for financing imports, accruing interest at an annual rate of 5.0%, due in February 2020.

c)	US$4.4 million in a loan agreement with the Bank Macro, accruing interest at a nominal fixed rate of 6%, due in January 2020. On January 7, 2020 Telecom proceeded to the total cancellation of this loan, paying US$4.6 million (US$4.4 million of capital and US$0.2 million of interest).

d)	US$8.4 million in a loan agreement with Banco Galicia for financing imports. The Company order the bank to make payments directly to external suppliers, so no disbursements were received in Telecom bank accounts. The loan accrues interest at a nominal fixed rate equal to 6.45% payable in the maturity date in June 2020.

As of December 31, 2019, an amount of US$17.6 remained unpaid (equivalent to $1,055).

e)	On August 20, 2019, Telecom proceeded to the total cancellation the US$10 million loan granted by Banco Macro in August 2018 for financing imports (Telecom paid US$10.6 million, including US$0.6 million of interests).

Núcleo

As of December 31, 2019, Núcleo maintains loans with different financial entities for 289,676 million Guaraníes, equivalent to $2,701, which accrue interest at an average rate of 8.2% and have an average repayment term of 4 years.

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

On October 30, 2017, within the framework of the merger between Cablevision and Telecom Argentina (Note 4), Cablevision called for an Extraordinary Noteholders’ Meeting in order to request its holders of Class A Notes, the amendment and/or removal of certain clauses (or parts thereof) of the Indenture Agreement executed on June 15, 2016 between Cablevision, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

On December 11, 2017, the holders of Class “A” Notes held an Extraordinary Noteholders’ Meeting with a quorum of 81.8621626 % of the total capital and votes under the Notes. At that Shareholders’ Meeting, the shareholders unanimously decided to approve the amendment and/or removal of certain clauses (or parts thereof) of the Indenture Agreement executed on June 15, 2016 between Cablevisión, Deutsche Bank Trust Company Americas, Deutsche Bank S.A. and Deutsche Bank Luxembourg S.A.

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

Cablevision Notes were assumed by the Company on January 1, 2018 due to the merger (Note 4).

For this purpose, Telecom Argentina, as successor of Cablevisión, the Deutsche Bank Trust Company Americas, as Trustee and Banco Comafi S.A., as trustee representative in Argentina, have signed a supplement to the Trust Agreement formalizing the absorption of the Notes of Cablevisión by Telecom Argentina.

On July 10, 2019, Telecom made an offer to repurchase of Cablevisión Notes for an amount of up to US$200 million, under certain terms and conditions. Total consideration offered for each US$1,000 of nominal value in accordance with the offer amounted to US$997.50 plus accrued interest. The purchase offer ended on August 9, 2019. As a result of the offer, Telecom canceled a total amount of US$34.2 million of Notes (US$30.4 million on July 25, 2019 and US$3.8 million on August 14, 2019).

Additionally, and until December 31, 2019, the Company had repurchased approximately US$0.5 million (nominal value) of the Notes issued by Cablevisión. These transactions were executed at the quoted market price prevailing on each repurchase date, which did not significantly differ from the book value as of that date.

As of December 31, 2019, an amount of US$465.8 of Notes remained unpaid (equivalent to $27,896).

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

TELECOM ARGENTINA S.A.

In July 2019, the Company informed CNV about the renewal of the period of placement of Notes for an amount of nominal value of US$300 million, that can be increased to US$500 million, whose funds must be used to the refinancing of liabilities, including the use of up to US$250 million to refinance Class “A” Notes that due in 2021.

The amount of the Notes finally issued and its main characteristics are detailed below:

Series I

Issuance date: July 18, 2019.

Amount involved: US$400 million (approximately $17,148 as of the date of issuance).

Expiration Date: July 18, 2026.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate: It bears interest semiannually from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semiannually since issuance date. The last interest payment date will be the maturity date.

The Company received a disbursement for a total amount of US$392.36 million (since US$2.4 million corresponding to debt issuance expenses and US$5.24 million that corresponded to issuance under par were deducted from the initial disbursement) equivalent to $16,820 as of the date of the disbursement collection.

Having expired the offer to repurchase Class “A” Notes on August 9, 2019, the Company used US$34.2 million to repurchase these Notes. Additionally, on July 23, 2019, the Company informed CNV regarding the use of part of the funds received by the above mentioned Notes, to partial prepay the Term Loan of US$100 million, which were paid on July 25, 2019.

As of December 31, 2019, an amount of US$405.5 of Notes remained unpaid (equivalent to $24,283).

Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended section 3, 7, 9 and 10 of its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo, from the registration of the modification of its bylaws in the Public Registry, in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of January 4, 2019) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the Paraguayan National Securities Commission authorized the mentioned Program through Resolution No. 11E/19. Under such Program, Núcleo proceeded to issue Notes in two Series with the following conditions:

Series I

Issuance date: March 12, 2019.

Amount involved: 120,000,000,000 of Guaraníes (approximately $841 as of the date of issuance).

Expiration Date: 60 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 11, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: March 28, 2019.

Amount involved: 30,000,000,000 of Guaraníes (approximately $210 as of the date of issuance).

Expiration Date: 60 months from its issuance date.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 26, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

TELECOM ARGENTINA S.A.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

As of December 31, 2019, an amount of Guaraníes 149,890 million of Notes remained unpaid (equivalent to $1,397).

Loans for purchase of equipment

.

Finnvera

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date.

The line of credit is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

The financing consists of a tranch “A” and a tranch “B” whose disbursed capital will accrue interest at an annual rate equivalent to LIBO plus 1.04 percentage points payable semiannually and will be payable in 14 equal and consecutive semiannual installments.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera surplus equivalent to 7.82% of the total amount committed by the lenders under the line of credit.

On May 23, 2019, a disbursement for a total amount of US$36 million (US$30.6 million was received because US$2.8 million corresponding to debt issuance expenses and US$2.6 corresponding to the payment of the first installment were deducted from the initial disbursement). This debt accrues interest at a rate equivalent to LIBO plus 1.04 percentage points payable semiannually in 13 consecutive semiannual equal installments from November 2019 with maturity date in November 2025.

Additionally, on October 25, 2019, the Company received a second disbursement for a total amount of US$11.1 million (US$ 6.4 million were received, because US$4.7 million corresponding to the total premium amount committed for tranche “B” were deducted). This loan accrues an interest rate equivalent to LIBO plus 1.04 percentage points payable in 14 consecutive semiannual installments from May 2020 with maturity date in November 2026.

On December 20, 2019, the Company received a third disbursement for a total amount of US$15.3 million. This loan accrues an interest rate equivalent to LIBO plus 1.04 percentage points payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026.

As of December 31, 2019, an amount of US$52.2 million remained unpaid (equivalent to $3,128).

On March 5, 2020, the Company received a fourth disbursement for a total amount of US$10.5 million. This loan accrues an interest rate equivalent to LIBO plus 1.04 percentage points payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026.

Cisco Systems Capital Corporation

The Company has debt agreements with Cisco Systems Capital Corporation related to purchase equipment financing, amounting to US$74.4 million. Such agreements have an average maturity term of forty-nine months with partial repayments and accrue an average annual interest of 4%.

As of December 31, 2019, an amount of $4,455 remained unpaid.

NOTE 15 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2019	2018
Salaries, annual complementary salaries, vacation and bonuses	7,363	6,726
Social security payables	1,858	1,969
Termination benefits	720	455
	9,941	9,150
Non-current
Termination benefits	861	534
	861	534
Total salaries and social security payables	10,802	9,684

Compensation for the Key Managers of Telecom for the years ended December 31, 2019, 2018 and 2017 are shown in Note 29.e).

TELECOM ARGENTINA S.A.

NOTE 16 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable of Telecom are presented below:

	As of December 31,
	2019	2018
Tax carryforward	(8,590)	(4,408)
Allowance for doubtful accounts	(1,513)	(1,422)
Provisions	(1,529)	(1,634)
PP&E and Intangible assets	51,922	45,825
Cash dividends from foreign companies	515	642
Income tax inflation adjustment effect	12,346	-
Other deferred tax liabilities (assets), net	(22)	(109)
Total deferred tax liabilities, net	53,129	38,894
Actions for recourse tax receivable	(870)	(1,259)
Total deferred tax liability, net	52,259	37,635

Net deferred tax assets	(293)	(120)
Net deferred tax liabilities	52,552	37,755

As of December 31, 2019, the Company and some subsidiaries have a cumulative Tax carryforward of approximately $28,700, which calculated considering statutory income tax rate represent a deferred tax asset of approximately $8,590.

Following, the detail of the maturities of estimated Tax carryforward is disclosed:

Company	Tax carryforward generation year	Tax carryforward amount as of 12.31.2019	Tax carryforward expiration year
Inter Radios	2015	6	2020
Inter Radios	2017	2	2022
Inter Radios	2018	2	2023
Telecom Argentina	2018	15,765	2023
Telecom Argentina	2019	12,525	2024
Adesol	2019	400	2024
		28,700

Income tax (expense) benefit consists of the following:

	Years ended December 31,
	2019	2018	2017
	Profit (loss)
Current tax expense	(161)	-	(7,414)
Deferred tax benefit	(14,009)	4,366	(1,072)
Income tax (expense) benefit	(14,170)	4,366	(8,486)

Income tax (expense) benefit differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2019	2018	2017
	Profit (loss)
Pre-tax income	10,282	4,150	23,653
Non-taxable items - Earnings from associates	187	(363)	(543)
Non-taxable items – valuation differences of foreign investments	(10,543)	-	-
Non-taxable items – Other	(794)	(428)	195
Equity, Goodwill and others restatement in current currency	67,999	55,427	2,084
Subtotal	67,131	58,786	25,389
Weighted statutory income tax rate	26.14%	25.37%	35%
Income tax expense at weighted statutory tax rate	(17,546)	(14,913)	(8,886)
Deferred tax liability restatement in current currency and other	18,550	19,309	400
Income tax inflation adjustment	(15,194)	-	-
Actions for recourse	52	68	-
Income tax on cash dividends of foreign companies	(32)	(98)	-
Income tax (expense) benefit	(14,170)	4,366	(8,486)

Income tax - Actions for recourse filed with the Tax Authority

Section 10 of Law No. 23,928 and Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina determined its income tax obligations in accordance to those provisions, without considering the income tax inflation adjustment.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

TELECOM ARGENTINA S.A.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011. 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/2014, 06/02/2015, 10/04/2016 and 06/25/2019), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, Telecom Argentina filed during 2015, 2016, 2017 and 2018 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011, 2012, 2013 and 2014 for a total amount of approximately $1,017 plus interests, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

On September 24, 2019 Telecom was notified of the resolutions dated September 12, 2019 and August 30, 2019 in which the AFIP has rejected the actions for recourse corresponding to fiscal years 2009 and 2010 respectively. Also, on November 11, 2019 Telecom was notified of the resolutions dated October 29, 2019 in which the AFIP has rejected the actions for recourse corresponding to fiscal years 2011 and 2012. According to this, on October 15, 2019 and on December 3, 2019, Telecom filed four actions for recourse before the National Court of First Instance, since the Company's Management, with the assistance of its tax advisors, understands that the arguments presented by the Company follow the same criteria as those considered by the Supreme Court of Argentina in similar precedents, among others. Therefore, the Company should obtain a favorable resolution to such claims.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $870 as of December 31, 2019. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood of certain variables according to the jurisprudential antecedents known as of the date of these consolidated financial statements. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to, at least annually, remeasure the tax credit recorded.

NOTE 17 –TAXES PAYABLES

	As of December 31,
Current	2019	2018
Income tax	35	18
Other national taxes	2,564	1,040
Provincial taxes	301	2,233
Municipal taxes	413	276
	3,313	3,567
Non- current
Provincial taxes	14	40
	14	40
Total taxes payables	3,327	3,607

Information on the composition of Income tax benefit (expense) included in the consolidated financial statements is disclosed Note 16.

NOTE 18 – LEASES LIABILITIES

	As of December 31,
Current	2019	2018
Argentina	2,346	-
Abroad	293	-
	2,639	-
Non- current
Argentina	3,017	-
Abroad	655	-
	3,672	-
Total lease liabilities	6,311	-

TELECOM ARGENTINA S.A.

NOTE 19 – OTHER LIABILITIES

	As of December 31,
Current	2019	2018
Deferred revenues on prepaid calling cards	711	1,092
Deferred revenues on connection fees and international capacity leases	132	117
Deferred revenues on construction projects	37	495
Customer loyalty programs	287	266
Compensation for directors and members of the Supervisory Committee	77	73
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 29.c)	3	-
Other	407	322
	1,654	2,365
Non-current
Deferred revenues on connection fees and international capacity leases	547	391
Pension benefits (Note 3.m)	327	376
Mobile customer loyalty programs	471	431
Other	179	589
	1,524	1,787
Total other liabilities	3,178	4,152

Movements in the pension benefits are as follows:

	Years ended December 31,
	2019	2018
At the beginning of the year	376	-
Incorporation by merger	-	485
Service cost (*)	28	36
Interest cost (**)	134	111
Actuarial results (***)	(47)	(58)
Uses (****)	(164)	(198)
At the end of the year	327	376

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Other Financial expenses, net.

(***) Included in Other comprehensive income.

(****) Include ($2) and ($12) paid as of December 31, 2019 and 2018, respectively.

NOTE 20 – PROVISIONS

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

Provisions consist of the following:

	Balances as of December 31, 2018	Additions			Debt recognition	Decreases	Balances as of December 31, 2019
		Capital (i)	Interest (ii)	Reclassifica-tions
Current
Provisions	1,144	236	-	3,337	(43)	(3,483)	1,191
Total current provisions	1,144	236	-	3,337	(43)	(3,483)	1,191
Non- Current
Provisions	4,572	1,174	1,585	(3,337)	-	-	3,994
Asset retirement obligations	763	55	190	-	-	(373)	635
Total non-current provisions	5,335	1,229	1,775	(3,337)	-	(373)	4,629

Total provisions	6,479	1,465	1,775	-	(43)	(iii) (3,856)	5,820

(i)	$1,286 charged to Other operating expenses, $57 charged to Rights of use assets, $129 reclassified from accounts payable and ($7) charged to currency translation adjustments.

(ii)     Charged to finance costs, net, interest for provisions line item.

(iii)    Includes RECPAM.

TELECOM ARGENTINA S.A.

	Balances as of December 31, 2017	Incorporation by merger (Note 4)	Additions		Reclassifica-tions	Decreases	Balances as of December 31, 2018
			Capital	Interest (v)
Current
Provisions	-	922	618	-	2,684	(3,080)	1,144
Total current provisions	-	922	618	-	2,684	(3,080)	1,144
Non- Current
Provisions	1,941	2,852	1,329	1,126	(2,676)	-	4,572
Asset retirement obligations	537	842	74	(197)	(8)	(485)	763
Total non-current provisions	2,478	3,694	1,403	929	(2,684)	(485)	5,335

Total provisions	2,478	4,616	(iv) 2,021	929	-	(vi) (3,565)	6,479

(iv)    $1,929 charged to Other operating expenses, $74 charged to Rights of use assets and $18 charged to currency translation adjustments.

(v)     Charged to finance costs, net, interest for provisions line item.

(vi)    Includes RECPAM.

1.	Probable Contingent liabilities

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

Such Court decision found the abovementioned Decree unconstitutional and ordered that the proceedings be remanded back to the court of origin so that such court could decide which defendant was compelled to pay –the licensee and/or the Argentine government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts.

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

As of December 31, 2019, the Company’s Management, with the advice of its legal counsel, has recorded the provisions for contingencies that it estimates are sufficient to cover the risks associated with these legal actions, having considered the available legal background as of the date of issuance of these consolidated financial statements.

Federación Argentina de las Telecomunicaciones and others against Telecom Argentina S.A. in relation to worker shareholding participation

In June 2013 Telecom Argentina was notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

This collective lawsuit is for an undetermined amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impact for the Company.

The Company filed its answer to the claim, arguing that the labor courts lack of jurisdiction. In October 2013, the judge rejected the lack of jurisdiction plea, established a ten-year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third party citation required after a hearing is held by the court. Telecom has appealed the judge’s ruling.

In December 2013 this hearing took place and the intervening court differed the defense of statute of limitations filed by the Company to the moment of the final ruling, among other matters. It also ordered the plaintiff to establish that they have permission to bring the case on behalf Telecom Argentina’s employees included in the claim; meanwhile the trial proceeding will be suspended. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

In December 2017, the Court of First Instance dismissed the claim on the grounds that the claimant lack of active legitimization because it is an individual claim, not a collective one. The claimant filed an appeal, which is pending before Chamber 7 of the Court of Appeals. In June 2019, the Court of Appeals revoked the decision rendered by the Court of First Instance and ordered that the file be submitted to the Court of First Instance for the initiation of discovery proceedings.

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

TELECOM ARGENTINA S.A.

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

The Company’s Management, with the advice of its legal counsel, has recorded provisions that it understands are enough to cover the risks related to these claims, which should not have a material impact in the Company’s results of operations and financial condition.

d)    Task Solutions against/ Telecom Personal S.A. S/ Ordinario and Task Solutions against/Telecom Argentina S.A. S/ Ordinario

Task Solutions S.A., a company whose main activity was the contact center, promoted lawsuits against Telecom Argentina and Telecom Personal, claiming a total amount of $408,721,835 for damages and losses suffered during the contractual relationship between those companies, as well as the non-renewal of the relationship between them. Task Solutions S.A. maintains that its only contractual relationship was with the defendant companies and that the non-renewal of their relationship caused its cessation of payments. In August 2018, the Company answered the claims denying the compensation claimed and requesting the unconstitutionality of the punitive damages claimed.

On the other hand, the Company reproved the amounts already paid to third parties in relation to labor items. Likewise, a claim was made for the amounts that eventually will have to be paid for that same concept in the future. Such estimation may be modified in relation to the proof that is produced in the case.

In December 2018, Task Solutions was declared bankrupt.

As of December 31, 2019, the Company’s Management, with the advice of its legal counsel, has recorded provisions that it understands are enough to cover the risks related to these claims.

2.	Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 d), a summary of the most significant claims and legal actions for which no provisions have been established is detailed below, although it cannot be ensured the final outcome of these lawsuits:

a.     Radio-electric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radio-electric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), considering certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements related to October 2016, requiring that such plans’ statements continue to be prepared based on the previous criteria. A similar demand took place in September 2018, for subsequent periods. The Company’s Management considers that it has strong legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18 and, as a consequence presented, the corresponding administrative notes. In August 2017, Personal received the notice of charge for the differences in the amounts owed in connection with the payment made in October 2016. Notwithstanding the grounds disclosed in its response, in April 2019, ENACOM imposed a sanction on the Company due to the non-compliance alleged for that period. The Company filed the corresponding administrative response. However, the company cannot assure that its arguments will be accepted by the ENACOM.

The difference resulting since October 2016, from both sets of liquidation criteria is of approximately $717 plus interests as of December 31, 2019.

On February 27, 2018, Resolutions Nos. 840/18 and No. 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radio-electric Spectrum Fee per Unit and, in addition, it established a new regime for mobile communications services, which substantially increased the amounts to be paid in this regard.

Opportunely, Telecom submitted the rectifying affidavits corresponding to the months of March and April 2018 (due in April and May 2018), and paid (under protest) the respective amounts. It also started to comply with, as from September 2018, the filing and payment (under protest) of the corresponding affidavits.

TELECOM ARGENTINA S.A.

Through Resolution ENACOM No. 4,266/2019 issued on October 8, 2019, the basis for calculating the Radio-electric Spectrum Fees corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) was modified based on the Affidavits that expires after the date of issuance of the Resolution. Such modification represents a reduction in the applicable rate for payment of DER for these services.

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

Personal dismissed the claim with particular emphasis on the regulatory framework that explicitly endorses its practices, now challenged by the plaintiff in disregard of such regulations.

This claim is at a preliminary stage as of the date of issuance of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

On the other hand, the Secretariat of Commerce canceled the registration of “Consumidores Financieros Asociación Civil para su defensa”, therefore, the Company is awaiting the resolution of the intervening court.

The plaintiffs are seeking damages for undetermined amounts. Although the Company believes there are strong defenses according to which the claim should not succeed, in the absence of jurisprudence on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

c.     “Proconsumer” lawsuit on changes in services prices

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

The Company answered the complaint and made a proposal that was rejected by the Supreme Court of Justice of the Nation, which ordered that the case continued in commercial courts. The cause is in discovery phase.

The Company’s Management considers that it had advertised and communicated properly information regarding new contractual conditions and that there are strong arguments for the favorable resolution of this lawsuit. However, in the event it is resolved unfavorably, it will not have a significant impact on Telecom’s results and financial position.

d.     Proceedings related to value added services - Mobile contents

In October 2015 Personal was notified of a claim initiated by consumer trade union “Cruzada Cívica para la defensa de los consumidores y usuarios de Servicios públicos”. The plaintiff invokes the collective representation of an undetermined number of Personal customers.

The plaintiff claims the way that content and trivia are contracted, in particular the improper billing of messages sent offering those services and their subscription. Additionally, it proposes the application of a punitive damages to Personal.

This claim is substantially similar to other claims made by the consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of issuance of these consolidated financial statements, this claim with undetermined amounts is at preliminary stage since the demand notifications of everyone involved have not yet been finalized.

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, with the advice of its legal counsel, Telecom believes to have strong arguments for its defense. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

e.     Claims of some Content Providers to the Company

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

TELECOM ARGENTINA S.A.

By virtue of that communication, some companies required and obtained precautionary measures against Personal, in order to avoid the decision of not renewing the agreements, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship. Nowadays, only one of the mentioned precautionary measures is effective.

In February 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO (Resolution No. 1,122), which set out that Mobile Operators providers of audiotext and mass calling Value Added Services may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order those providers. In addition, the Resolution set forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of CAVAM.

In July 2019, ENACOM provided through Resolution No. 2019-2540-APN-ENACOM#JGM to terminate Resolution No. 1,122/2017 of the Register of the National Communications Entity and Resolution No. 184-SC / 1997.

f.      “Asociación por la Defensa de Usuarios y Consumidores against/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for undetermined amounts, claiming the billing of calls to the automatic answering machine and the collection system called "send to end" in collective representation of an undetermined number of Personal customers. The claim is currently about to dictate sentence.

In 2015 the Company took knowledge of an adverse court ruling in a similar trial, promoted by the same consumers association against other mobile operator. Currently it is pending judgment.

The Company's Management, with the advice of its legal counsel, believes that it has strong arguments for its defense, but given the new jurisprudential precedent, the outcome of this claim cannot be ensured.

g.     Claims by Trade Unions for Union Contributions and Payments

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH and the Union of telephony workers and employees of Tucumán (Sindicato de Obreros y Empleados Telefónicos de Tucumán) filed 7 legal actions against Telecom Argentina claiming the union contributions and payments set forth in the respective Collective Bargaining Agreements (“CBA”) corresponding to the third party employees rendering services to the Company, for the not prescribed term of 5 years, plus the damages caused by the lack of payment of such items. The items claimed are the Special Fund and the Solidarity Contribution.

The unions mentioned sustain that Telecom is jointly liable for the payment of the above-mentioned contributions and payments, based on the provisions of sections 29 and 30 of the Labor Contract Law and the nonperformance of the CBA as to its obligation to inform the Union on the hiring of third parties. All claims were answered.

In the action brought by FOEESITRA, the judge of first instance rejected the summons to third parties made by Telecom. An appeal has been filed against that decision.

In the action brought by FOETRA, the Court of Appeals revoked the decision rendered by the court of first instance that had declared the incompetence. The judge of first instance must render a decision on the exceptions filed by Telecom.

The other claims have been suspended at the request of the parties.

The lawsuits are for an undetermined amount.

The Company's Management, with the advice of its legal counsel, believes that it has strong arguments for favorite results, but since the lack of jurisprudential precedent, the outcome of this claim cannot be ensured.

h.	Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding:

In November 2018 the Company was notified of a lawsuit initiated by the Asociación por la Defensa de Usuarios y Consumidores, requesting that the defendant 1) cease to prevent customers to rescind Internet and cable TV services at the time of request; 2) reimburse to each user the amounts collected for the period of 5 years and until Cablevisión fulfills the request mentioned in 1); and 3) pay punitive damages for each of the affected customers.

In December 2018, the Company filed a response. In its plea, it requested the extension of the period of the statutes of limitation (biennial term) and the declaration of the lack of standing to sue of the association. Likewise, the Company argued that the class to be represented had not been established and that it had not contravened the Antitrust Law and gave a detailed description of the termination procedure used by Cablevisión highlighting its compliance with Sections 10 ter and 10 quater of such law. It also challenged the application of the punitive damages claimed by the plaintiff and the Company also produced documentary evidence. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff.

The lawsuit is for an undetermined amount.

TELECOM ARGENTINA S.A.

The Company, with the advice of its legal counsel, considers that it has strong arguments for its defense. However, the outcome of this claim cannot be ensured.

i.	Claim “Unión de Usuarios y Consumidores y otro c/Telecom Argentina S.A.”

On September 3, 2019, Telecom (as surviving company of Cablevisión) was notified of a lawsuit initiated by “Unión de Consumidores y Consumidores” and “Consumidores Libres Cooperativa Ltda. de Provisión de Servicios de Acción Comunitaria”, pending before the Commercial Court of First Instance No. 9, Secretariat No. 17, for undetermined amounts.

In the class action, the claimants requested the Company to credit to its subscribers the increases of September and October 2018, January 2019 and the increases that may be made for as long as the claim remains pending for Internet services, subscription broadcasting services, other technology information and communication services and other supplementary services (all of those services provided under the brands Cablevisión and Fibertel), plus interest until the date of the effective restitution. The claimants allege that the Company infringed certain provisions set forth under the TIC and Communication Services Customers Regulation and Law No. 24,240 related to the terms and the way in which subscribers shall be notified of changes in the prices of those services.

The Company, based on the advice of its legal counsel, considers that it has strong arguments for its defense. However, the final outcome of this claim cannot be assured.

j.      Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 approved certain rules to commercialize pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and informing the result of such adjustment to such Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). The precautionary measure ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 successive resolutions were published in the Official Gazette based on Resolution 50/10 that regulated the prices that Cablevision should charge in monthly basis fees to users. These resolutions were challenged and suspended due to the aforementioned injunction. However, each Resolution had a valid period of three to six months, with the last one expiring in October 2014.

In September 2014, the Court issued a decision in judicial cause “Municipalidad de Berazategui V. Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC.

Currently, all judicial causes related to this issue are processed in the Federal Justice of Mar del Plata.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court No. 2 of Mar del Plata in which declared the unconstitutionality of certain sections of a law on which the SCI was based for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality means that these resolutions are not applicable to La Capital Cable and the companies grouped by ATVC. However, the National Government filed an appeal against that resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. However, the National Government could file an appeal against the decision issued by the Court of Mar del Plata.

These consolidated financial statements should be read considering the circumstances described and the decisions made based on these consolidated financial statements should consider the potential impact that such circumstances may have on the Company and its subsidiaries.

TELECOM ARGENTINA S.A.

k.     Resolution No. 16,765 of the CNV

In 2012, CNV issued Resolution No. 16,765 whereby it ordered the conduction of a preliminary investigation (sumario) against Cablevisión, its directors and members of the Supervisory Committee for an alleged failure to comply with its reporting duties. The CNV considers that this deprived investors of the possibility to become fully aware of the decision issued by the Supreme Court of Argentina in re “Recurso de Hecho deducido por el Estado Nacional Ministerio de Economía y Producción en la causa Multicanal S.A. y otro c/ CONADECO Dto. 527-05” (which as of this date has been resolved) and that a series of issues relating to the information required by the CNV regarding the Extraordinary Meeting of Class 1 and 2 Noteholders held on April 23, 2010 would not have been disclosed.

In April 2012, the Company filed a response requesting that its defenses be sustained and that all charges against it be dismissed. The discovery stage has been closed and the legal brief has been submitted. The case was remitted to the Legal Management.

The Company and its legal advisors believe that the Company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of the preliminary investigation proceeding will be favorable.

l.      Resolution No. 17,769 of the CNV

In August 2015, Cablevisión was served notice of Resolution No. 17,769 dated August 13, 2015 whereby the CNV the conduction of a preliminary investigation (sumario) against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation relating to the registration of the authorities appointed in the General Meeting of Shareholders of Cablevisión held on April 30, 2000 and the update of the particulars of its registered office in the Autopista de Información Financiera.

In January 2016, the preliminary hearing was held pursuant to Section 138 of Law No. 26,831 and Section 8, Subsection b.1. of Section II, Chapter II, Title III of the Regulations (amended text of 2013).

The Company and its advisors believe that same has strong arguments in its favor on this matter, but no assurance can be given that the outcome of the preliminary investigation proceeding will be favorable.

m.   Additional rate for the “Impuesto a la Renta Comercial, Industrial o de Servicios” (Tax on Commercial, Industrial or Services Revenues or “IRACIS”)

In April 2017, a subsidiary of the Company received a notice from the Under-Secretary of Taxes of the Republic of Paraguay, whereby that subsidiary was informed that it had failed to determine the additional IRACIS rate on the retained earnings of the companies merged in 2014.

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

From 2012 and in compliance with its contractual obligations, the Company made investments and incurred in expenses amounting to $182, of which some are included in PP&E for the provision and installation of equipment and the execution of civil works for improving the football stadiums, registration centers equipment, inventories and material storage and attend other expenses directly associated with AFA Plus Project.

For several specific reasons of the Project, the football environment and the country context, the AFA Plus system was not implemented by the AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the agreed price.

TELECOM ARGENTINA S.A.

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

It is worth mentioning that the impairment recorded by the Company arising from the uncertainties related to the recoverable value of assets recognized by the AFA Plus Project (Works in Progress and Materials amounting to $312) have been only recorded for the purpose to comply with accounting standards and in no way involves giving up or limiting the rights given to the Company as a genuine creditor for the AFA Plus Project agreement.

NOTE 21 – COMMITMENTS

The Company has entered into various purchase commitments amounting in the aggregate to approximately $48,532 as of December 31, 2019 (of which $10,344 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

NOTE 22 – EQUITY

Equity includes:

	As of December 31,
	2019	2018
Equity attributable to Controlling Company	305,078	347,186
Equity attributable to non-controlling interest	4,768	4,964
Total equity (*)	309,846	352,150

(*) Additional information is given in the consolidated statements of changes in equity.

TELECOM ARGENTINA S.A.

(a)	Capital Stock

As of December 31, 2019, the total capital stock of Telecom Argentina amounted to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso and are entitled to one vote per share.

As of December 31, 2018, the total capital stock of Telecom Argentina amounted to $2,168,909,384, represented by the same number of common book-entry shares with nominal value of $1 peso, of which 2,153,688,011 are entitled to one vote per share, since 15,221,373 were treasury shares that were acquired by the Company.

Public Offering Authorization and Listing of Telecom Argentina’s Shares issued as a result of the Merger by absorption between Telecom Argentina y Cablevisión

Pursuant to the Pre-Merger Commitment and the Final Merger Agreement, mentioned in Note 4, Telecom Argentina issued, effective as of January 1, 2018, 342,861,748 Class A Shares and 841,666,658 Class D, all of them common book-entry shares, with nominal value of $1 peso, which have been fully paid. After the mentioned issuance, Class A Shares amounted to 683,856,600 shares and Class D Shares amounted to 841,666,658 shares (both have certain veto rights in accordance with the Shareholders’ agreement and the Company’s Bylaws).

Through Resolution No. RESFC-2019-20407-APN-DIR#CNV issued on September 4, 2019, the Board of Directors of the CNV authorized the public offering of 1,184,528,406 book-entry ordinary shares of Telecom, with nominal value of $1 each, to be delivered to the shareholders of Cablevisión as a result of the Merger by absorption between Telecom Argentina and Cablevisión and upon the capital stock increase approved at the Telecom Argentina S.A. General Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017 and at the Board of Directors’ Meeting held on January 1, 2018.

Additionally, on September 10, 2019, the Buenos Aires Stock Exchange, in exercise of the powers delegated pursuant to Section 32, subsection b) of Law No. 26,831, authorized the listing of 1,184,528,406 book-entry ordinary shares with nominal value of $1 each, of which 342,861,748 are Class “A” shares and 841,666,658 are Class “D” shares of Telecom Argentina.

As of the date of these financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares, amounting to 628,051,575 shares, are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

The Merger, the increase in capital stock as a result of the mentioned Merger and the Bylaws’ amendment was registered with Public Registry of Commerce within the General Board of Corporations on August 30, 2018. Additional information is provided in Note 4.

The dissolution of Cablevisión, due to the Merger, was registered with Public Registry of Commerce within the General Board of Corporations on August 30, 2018 under No. 16346, L° 91 T° of Stock Companies.

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

As required by the executive committee of PPP, the Annual Shareholders Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. That delegation does not include 4,593,274 Class “C” shares of the Fund of Guarantee and Repurchase, that were affected by an injunction measure recorded in file "Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico (“Garcias de Vicchi”)", with respect to which the Annual Shareholders Meetings considered that there were legal impediments to approve that delegation of faculties for their conversion to Class “B”. As of December 31, 2011, the 41,339,464 Class "C" shares had been converted to Class “B” in eleven tranches.

TELECOM ARGENTINA S.A.

With the injunction measure issued in the case Garcías de Vicchi having been revoked, the Board of Directors of the Company convened the Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” shares, that were held on December 15, 2011, and approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. As of December 31, 2018, 4,382,408 Class “C” shares were converted into Class "B” shares in 11 tranches.

Likewise, on October 15, 2019 97,688 Class “C” shares were converted into the same amount of Class “B” shares.

As of the date of these consolidated financial statements, 113,178 Class “C” shares are still pending to be converted into Class “B” shares.

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

According to the offer made on November 7, 2013 by Fintech for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Section 13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

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

TELECOM ARGENTINA S.A.

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

Capital Reduction. Cancellation of Treasury Shares.

First Tranch as of June 30, 2019

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between May 28, 2019 and June 28, 2019, Telecom Argentina reduced its capital stock by the operation of law for a nominal value of $3,672,960, through the cancellation of 3,672,960 Class “B” ordinary shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury shares. After this reduction made by the operation of law, the capital stock of Telecom Argentina as of June 30, 2019 was composed of a total of 2,165,236,424 book-entry ordinary shares with nominal value of $1 Argentine peso each and entitled to one vote per share.

This first tranch reduction was registered in the General Board of Corporations on September 19, 2019.

Second Tranch as of September 30, 2019

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between July 1st, 2019 and September 30, 2019, Telecom Argentina reduced its capital stock by the operation of law for a nominal value of $7,763,693, through the cancellation of 7,763,693 Class “B” ordinary shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury shares. After this reduction made by the operation of law, the capital stock of Telecom Argentina as of September 30, 2019 was composed of a total of 2,157,472,731 ordinary shares, with nominal value of $1 Argentine peso each and entitled to one vote per share.

This second tranch reduction was registered in the General Board of Corporations on December 17, 2019.

Third Tranch as of November 5, 2019

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between October 1st, 2019 and November 5, 2019, Telecom Argentina reduced its capital stock by the operation of law for a nominal value of $3,784,720, through the cancellation of 3,784,720 Class “B” ordinary shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury shares.

This third tranch reduction was registered in the General Board of Corporations on February 28, 2020.

As a consequence of the capital reductions mentioned in the previous paragraphs, the Company recognized a decrease in its treasury shares of $15, a decrease in the Inflation Adjustment of $954 and a decrease in the Treasury Shares Acquisition Cost of $2,761, with an offsetting entry in Retained earnings of $1,792.

As of the date of these consolidated financial statements, the Company does not hold treasury shares.

(e) Law No. 27,260 of “Historical Repair to Retired and Pensioned”

On July 22, 2016, Law No. 27,260 of “Historic Reparation for Retired Persons and Pensioners”, abolishing Law No. 27,181 on "Declaration of public interest of the protection of the social participations of the National State that make up the investment portfolio of the “Sustainability Guarantee Fund of the Argentine Pension Integrated System" in its Section 35, was published in the Official Gazette. In addition, Section 30 of Law No. 27,260 provides that the transfer of shares of public corporations authorized by the CNV that are part of the FGS is banned without a previous and express authorization of the Federal Congress if, as a result of such transfer, the FGS’s holding of the above referred securities becomes less than 7% of the aggregate assets of the FGS. The following exceptions apply: “1. Tender offers addressed to all holders of such assets at a fair price authorized by the CNV, pursuant to the terms of Chapters II, III and IV of Title III of Law No. 26,831. 2. Swaps of shares for other shares of the same or another corporation as a result of a merger, split or other corporate reorganization.”

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

TELECOM ARGENTINA S.A.

In addition, Decree No. 894/2016 provides that the Directors appointed by ANSES shall have the functions, duties and powers provided in the LGS, the Capital Market Law No. 26,831 and their complementary regulations, all other rules applicable to corporations in which they act as directors, and their bylaws and internal regulations, and that they shall be exposed to all the liabilities applicable under such rules, not being subject to the provisions of Decree No. 1,278/2012 and No. 196/2015 (the latter in connection with its delimitation of responsibility).

NOTE 23 – FINANCIAL INSTRUMENTS

a)    Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2019 and 2018, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2019	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,421	23,161	-	25,582
Investments	1,066	360	-	1,426
Trade receivables	17,048	-	-	17,048
Other receivables (2)	1,409	163	-	1,572
Total	21,944	23,684	-	45,628
Liabilities
Trade payables	34,318	-	-	34,318
Financial debt	151,621	242	133	151,996
Salaries and social security payables	10,802	-	-	10,802
Leases liabilities	6,311	-	-	6,311
Other liabilities and dividends payables (2)	291	-	-	291
Total	203,343	242	133	203,718

(1) Includes 1,718 as of December 31, 2019, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

		Fair value
As of December 31, 2018	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	10,509	92	-	10,601
Investments	8,107	1,121	-	9,228
Trade receivables	26,884	-	-	26,884
Other receivables (2)	2,002	1,011	213	3,226
Total	47,502	2,224	213	49,939
Liabilities
Trade payables	36,034	-	-	36,034
Financial debt	121,858	154	-	122,012
Salaries and social security payables	9,684	-	-	9,684
Other liabilities and dividends payables (2)	535	-	-	535
Total	168,111	154	-	168,265

(1) Includes 2,889 as of December 31, 2018, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category – Year 2019

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	7,421	654
Financial liabilities at amortized cost	(19,848)	(13,701)
Financial assets at fair value through profit or loss	2,600	966
Financial liabilities at amortized cost through profit or loss	(1,190)	-
Total	(11,017)	(12,081)

Gains and losses by category – Year 2018

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	11,782	2,972
Financial liabilities at amortized cost	(63,332)	(9,594)
Financial assets at fair value through profit or loss	3,406	1,538
Financial liabilities at fair value through profit or loss	(352)	-
Total	(48,496)	(5,084)

TELECOM ARGENTINA S.A.

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

Financial assets and liabilities recognized at fair value as of December 31, 2019 and 2018, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These investments are included in Cash and cash equivalents and Investments. Telecom and its subsidiaries have other short-term investments amounting to $23,224 and $94 as of December 31, 2019 and 2018, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore, its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2019 and 2018 Telecom and its subsidiaries have Government bonds in an amount of $297 and $1,119, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of Telecom’s and its subsidiaries NDF contracts, disclosed in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During the years ended December 31, 2019 and 2018, there were no transfers between Levels of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments even if they are not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, investments at amortized cost, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2019 and 2018 are as follows:

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

Current and non-current Investments valued at amortized cost

As of December 31, 2019, fair value of such investments amounts to $1,060 and its carrying value amounts to $1,066. As of December 31, 2018, fair value of such investments amounted to $6,630 and its carrying value amounted to $7,917.

TELECOM ARGENTINA S.A.

Trade receivables

Carrying amounts are considered to approximate fair value due to the short term nature of these trade receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables and Leases liabilities

The carrying amount of accounts payable and leases liabilities reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables and leases liabilities have been discounted.

Financial Debt

As of December 31, 2019, fair value of Notes amounts to $52,401 and its carrying value amounts to $53,576. As of December 31, 2018, fair value of Notes amounted to $28,245 and its carrying value amounted to $29,052.

The fair value of the remaining loans, not considering Notes, approximates its carrying value. As of December 31, 2019 and 2018, respectively.

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

During years 2018 and 2019

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

As of December 31, 2018, Telecom recognized a receivable of $211, which is included in other receivables ($151 current and $60 non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of $4 related to those contracts that are included in Debt financial expenses – Interests on debts in Financial results.

As of December 31, 2019, Telecom recognized a liability of $133, which is included in other Financial Debt ($117 current and $16 non-current). Additionally, during the year ended December 31, 2019, Telecom recognizes gains of $52 related to those contracts that are included in Debt financial expenses – Interests on debts in Financial results.

TELECOM ARGENTINA S.A.

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

As of December 31, 2018, Telecom recognized a receivable of $28, which is included in other receivables ($18 current and $10 non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of $6 related to those contracts that are included in Debt financial expenses – Interests on debts in Financial result

As of December 31, 2019, Telecom recognized a liability of $10, which is included in Financial Debt ($8 current and $2 non-current). Additionally, during the year ended December 31, 2018, Telecom recognizes gains of $8 related to those contracts, that are included in Debt financial expenses – Interests on debts in Financial results.

•	Exchange rate Hedges

During year ended December 31, 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio (International Finance Corporation, Syndicated, Deustche Bank and Notes Series IV) amounting to US$306 million fixing the average exchange rate in 36.58 Argentine pesos/US$, expiring between June 2018 and May 2019. As of December 31, 2018, Telecom maintains NDF agreements for a total of US$166 million, of which $985 are recognized in Other receivables current and a liability of $153 which is included in Financial Debt current.

During the first six-month period of 2019, the mentioned agreements matured and Telecom recognized losses of $385 that are included in Foreign currency exchange gains in Financial Results, net.

During year ended December 31, 2019, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$499 million fixing the average exchange rate in 52.50 Argentine pesos/US$, expiring between March 2019 and April 2020. During 2019, Telecom recognized gains related to these agreements of $1,099 that are included in Foreign currency exchange gains in Financial Results, net. As of December 31, 2019, Telecom maintains NDF agreements for a total of US$46.5 million for those that has recognized a receivable of $163, which is included in Other receivables current and a liability of $236 which is included in Financial Debt current.

In 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate of certain commercial obligations for an amount of US$118 million fixing the average exchange rate in 39.33 Argentine pesos/US$ expiring between August and October 2018. For these NDF agreements has recognized losses of $234 that are included in Other Financial results, net – Other Foreign currency exchange gains (losses).

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of December 31, 2019 of Telecom and its subsidiaries is as follows:

	As of December 31, 2019
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	17,208	1,623	(34,478)	(342)
Offsetting	(160)	(51)	160	51
Current and noncurrent assets (liabilities) – Booked value	17,048	1,572	(34,318)	(291)

	As of December 31, 2018
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	28,809	3,274	(37,959)	(583)
Offsetting	(1,925)	(48)	1,925	48
Current and noncurrent assets (liabilities) – Booked value	26,884	3,226	(36,034)	(535)

(1)	Includes financial assets and financial liabilities according to IFRS 7.

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, CPP and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries applies regularly). Offsetting is also applied to transactions with agents.

TELECOM ARGENTINA S.A.

NOTE 24 – REVENUES

	Years ended December 31,
	2019	2018	2017
Mobile Services	82,195	88,881	6,575
Internet Services	52,649	58,061	29,774
Cable Television Services	49,406	55,485	61,403
Fixed and Data Services	37,562	35,612	2,918
Other services revenues	774	735	1,284
Subtotal Services revenues	222,586	238,774	101,954
Equipment revenues	14,438	19,744	577
Total Revenues	237,024	258,518	102,531

NOTE 25 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $221,229, $225,817 and $80,518 for the years ended December 31, 2019, 2018 and 2017, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2019	2018	2017
Employee benefit expenses and severance	Profit (loss)
payments
Salaries, Social security expenses and benefits	(40,275)	(41,124)	(16,641)
Severance indemnities	(5,153)	(3,497)	(557)
Other employee expenses	(1,103)	(1,152)	(747)
	(46,531)	(45,773)	(17,945)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(15,559)	(13,580)	(6,615)
Fees for services	(10,919)	(11,736)	(4,507)
Directors and Supervisory Committee’s fees	(129)	(152)	(37)
	(26,607)	(25,468)	(11,159)
Taxes and fees with the Regulatory Authority
Turnover tax	(8,539)	(11,324)	(3,318)
Municipal taxes	(2,456)	(2,786)	(1,578)
Other taxes and fees	(7,390)	(6,826)	(2,579)
	(18,385)	(20,936)	(7,475)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(4,415)	(291)	(792)
Plus:
Incorporation by merger (Note 4)	-	(4,214)	(357)
Purchases	(10,477)	(14,781)	(438)
Other	705	-	538
Less:
Inventory balance at the end of the year	3,438	4,415	291
	(10,749)	(14,871)	(758)
Other operating expenses
Provisions	(1,286)	(1,929)	(552)
Rentals and internet capacity	(1,992)	(5,109)	(1,725)
Other	(7,896)	(7,846)	(2,717)
	(11,174)	(14,884)	(4,994)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(46,977)	(42,467)	(14,911)
Amortization of intangible assets	(8,269)	(8,181)	(163)
Amortization of Rights of use assets	(3,479)	(150)	(8)
Impairment of fixed assets	(2,564)	(3,216)	-
	(61,289)	(54,014)	(15,082)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Commercializa- tion costs	Administration costs	Total 12.31.2019	Total 12.31.2018	Total 12.31.2017
Employee benefit expenses and severance payments	(25,893)	(7,314)	(13,324)	(46,531)	(45,773)	(17,945)
Interconnection costs and other telecommunication charges	(7,520)	-	-	(7,520)	(8,500)	(2,017)
Fees for services, maintenance, materials and supplies	(13,350)	(5,541)	(7,716)	(26,607)	(25,468)	(11,159)
Taxes and fees with the Regulatory Authority	(18,260)	(48)	(77)	(18,385)	(20,936)	(7,475)
Commissions and advertising	-	(1,026)	(13,586)	(14,612)	(17,245)	(5,678)
Cost of equipment and handsets	(10,749)	-	-	(10,749)	(14,871)	(758)
Programming and content costs	(18,031)	-	-	(18,031)	(18,700)	(14,024)
Bad debt expenses	-	-	(6,331)	(6,331)	(5,426)	(1,386)
Other operating expenses	(6,901)	(1,384)	(2,889)	(11,174)	(14,884)	(4,994)
Depreciation, amortization and impairment of fixed assets	(49,447)	(3,773)	(8,069)	(61,289)	(54,014)	(15,082)
Total as of 12.31.2019	(150,151)	(19,086)	(51,992)	(221,229)	-	-
Total as of 12.31.2018	(154,131)	(18,780)	(52,906)	-	(225,817)	-
Total as of 12.31.2017	(52,791)	(12,235)	(15,492)	-	-	(80,518)

Operating leases

Future minimum lease payments from of non-cancellable operating lease agreements of Telecom and its subsidiaries as of December 31, 2019, 2018 and 2017 in current currency on the transaction date are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2017	467	391	25	883
2018	1,754	2,286	479	4,519
2019	435	132	32	599

Further information is provided in Note 3.k) to these consolidated financial statements.

NOTE 26 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2019	2018	2017
	Profit (loss)
Interests on financial debt (*)	(10,745)	(6,695)	(1,534)
Foreign currency exchange losses on financial debt (**)	(5,912)	(45,567)	1,200
Total Debt financial expenses	(16,657)	(52,262)	(334)
Interests and gains on investments	2,842	2,920	543
Taxes and bank expenses	(2,174)	(2,532)	(1,146)
Other Foreign currency exchange gains (losses)	7,299	2,157	(732)
Financial discounts on assets, debts and other	404	11	25
Gains (losses) on operations with notes and bonds	(37)	1,200	(66)
Allowance for credit risk	(2,569)	-	-
Interests on provisions	(1,775)	(929)	(120)
Financial expenses on pension benefits	(134)	(111)	-
RECPAM	7,599	20,619	2,934
Other	(124)	13	(7)
Total other financial results, net	11,331	23,348	1,431
Total financial results, net	(5,326)	(28,914)	1,097

(*) Includes 60 and 10 corresponding to net income generated by NDF in the years ended December 31, 2019 and 2018, respectively. Also, includes 339, 293 and 218 related to the activation of interest on work in progress in the years ended December 31, 2019, 2018 and 2017.

(**) Includes 714 and 1,717 corresponding to net income generated by NDF in the years ended December 31, 2019 and 2018, respectively.

NOTE 27 – EARNINGS PER SHARE

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

For the years ended December 31, 2019 and 2018 the weighted average number of shares outstanding amounted to 2,153,688,011 due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 22.d) to these consolidated financial statements.

TELECOM ARGENTINA S.A.

For the year ended December 31, 2017, the Company has divided the net income attributable to the shareholders of the Controlling Company based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).

NOTE 28 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom and its subsidiaries are exposed to the following financial risks in the ordinary course of its business operations:

•  Market risk: stemming from change in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•  Credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart regarding the operations of Telecom;

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

Market risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes.

Telecom has great part of its commercial debt nominated in US$ and other currencies. Additionally, holds part of its financial debt is denominated in US$.

The financial risk management policies of Telecom are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates (See Note 23).

Additionally, Telecom and its subsidiaries have cash and cash equivalents and investments mostly denominated in foreign currency that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2019 and 2018, are the following:

	2019	2018
	In equivalent millions of Argentine pesos
Assets	31,451	26,323
Liabilities	(169,121)	(138,788)
Liabilities Net	(137,670)	(112,465)

In order to reduce this net position in foreign currency Telecom has NDF as of December 31, 2019 amounting to US$47 million, therefore, the net liability not hedged amounts to US$2,252 million as of that date.

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2019, which is a not hedged net liability position in foreign currency of US$2,252 million, Management estimates that every variation in the exchange rate of $1 peso against the U.S. dollar, plus or minus, would result in a variation of approximately $2,252 of the consolidated amounts of foreign currency position.

TELECOM ARGENTINA S.A.

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

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in argentine pesos accruing interest at rates that are reset at maturity, notes at fixed rates and bank loans and with other financial entities denominated in U.S. dollar and Guaraníes that bear interest at a variable and fixed rate (Note 14).

The Company has financial debts at variable rate, which amounts approximately to $48,554 as of December 31, 2019. In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to US$440 million as of December 31, 2019, that convert variable rate into fixed rate, therefore the net financial debt not hedged amounts to $22,202 as of December 31, 2019. Management believes that any variation of 100 bps in the agreed interest rates would become in the following results of $222.

This analysis is based on the assumption that this change in interest rates occurs at the same time and for the same periods.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in interest rates of financial instruments may differ significantly from this estimate.

Credit risk

Credit risk represents Telecom’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors that could affect to our debtors.

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

Date due	Cash and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	-	-	8,280	17	8,297
Total not due	25,582	1,426	8,768	1,555	37,331
Total as of December 31, 2019	25,582	1,426	17,048	1,572	45,628

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $8,280 as of December 31, 2019 ($11,210 as of December 31, 2018).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that Telecom evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. In order to minimize credit risk, Telecom also pursues a diversification policy for its investments of liquidity with leading high-credit-quality banking and financial institutions and generally for short-term periods. Consequently, there are no significant positions with any one single counterpart.

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

TELECOM ARGENTINA S.A.

Telecom and its subsidiaries’ working capital breakdown and their main variations are disclosed below:

	2019	2018	Variation
Trade receivables	16,965	26,790	(9,825)
Other receivables (not considering financial NDF)	4,427	6,652	(2,225)
Inventories	3,212	4,210	(998)
Current liabilities (not considering financial debt)	(50,701)	(51,384)	683
Operative working capital	(26,097)	(13,732)	(12,365)
Over revenues	11.0%	5.3%

Cash and cash equivalents	25,582	10,601	14,981
Financial NDF	163	1,154	(991)
Investments	429	2,109	(1,680)
Current financial debt	(35,280)	(30,835)	(4,445)
Net Current financial (liability) asset	(9,106)	(16,971)	7,865

Negative operating working capital (current assets – current liabilities)	(35,203)	(30,703)	(4,500)
Liquidity rate	0.59	0.63	(0.04)

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $26,097 as of December 31, 2019 (increasing $12,365 vs. December 31, 2018).

During years ended December 31, 2019 and 2018, Telecom continued obtaining funds to the financial market (See Note 14), used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. Telecom has an excellent credit rating. The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs.

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

Telecom maintains a liquidity policy that includes cash through its normal course of business. Telecom and its subsidiaries have consolidated cash and cash equivalents amounting to $25,582 (equivalent to US$429 million) as of December 31, 2019 (as of December 31, 2018 amounted to US$178 million). Telecom has bank credits and a program of Notes (Note 14) that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Financial Debt	Salaries and social security payables	Leases liabilities	Other liabilities	Total
Due	2,398	-	-	-	-	2,398
January 2020 thru December 2020	29,565	36,170	9,957	2,782	226	78,700
January 2021 thru December 2021	1,807	58,058	409	1,537	65	61,876
January 2022 thru December 2022	233	40,037	270	949	-	41,489
January 2023 and thereafter	315	47,922	297	2,293	-	50,827
	34,318	182,187	10,933	7,561	291	235,290

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

TELECOM ARGENTINA S.A.

NOTE 29 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

As of December 31, 2019, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the total capital stock of the Company. Additionally, and as mentioned below, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust, shares representing 10.92% of the total capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

As informed in the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

Shareholders’ Agreement: Fintech - CVH

On July 7, 2017 CVH, VLG, Fintech Media LLC (merged to date with Fintech Telecom LLC), Fintech Advisory Inc., GC Dominio S.A. (all of them direct or indirect shareholders of Cablevisión S.A.) and Fintech Telecom LLC (direct or indirect shareholder of Telecom Argentina) entered into a shareholders’ agreement that governs the exercise of their rights as shareholders of the Company. The Shareholders´ Agreement establishes basically:

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

Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the "Trust Agreement") was regularized, under which Fintech Telecom LLC and VLG S.A.U. (i) each contributed with 235,177,350 shares of Telecom in a voting trust (the "Voting Trust") which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC.

Public Tender Offer due to change of control

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer (“PTO”) for all Class B Shares issued by Telecom Argentina listed on BYMA (including outstanding Class C Shares of Telecom Argentina that might be converted into Class B Shares before the expiration deadline) (the “PTO Shares”) at a price of P$110.85 per PTO Share. CVH promoted the PTO under regulations applicable at the time mandating a tender offer following a change of control in the Company.

Pursuant the Telecom Argentina’s Shareholders Agreement, Fintech Telecom LLC was obliged against CVH to pay and acquire the 50% of the shares acquired in the PTO (without detriment CVH's right to acquire the first 43,073,760 Class B shares).

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine Pesos at the foreign exchange rate in effect on the business day immediate prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and sought judicial relief.

TELECOM ARGENTINA S.A.

On November 1st, 2018, the Federal Civil and Commercial Court No. 3 confirmed the preliminary injunction previously issued in favor of CVH, and ordered CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO. The injunction was extended on May 9th, 2019. On July 19th, 2019, the Chamber I of the Federal Civil and Commercial Court of Appeals lifted the injunction, and held in its decision that an appeal by CVH of any decision by the CNV with respect to the PTO would have a suspensive effect. However, the PTO remained at the time subject to the injunction obtained by a shareholder of CVH -Daniel Burgueño- in separate legal proceedings as explained hereunder.

A shareholder of CVH initiated a court proceeding with the Federal Contentious Administrative Court No. 1, Secretariat No. 1 seeking to obtain a declaratory judgment to the effect that the issuance by CNV of Resolution No. 779/18 regulating Law No. 26,831 had terminated CVH’s obligation to conduct the PTO. The relevant provisions of Resolution No. 779/18 regulating Law No. 26,831, specifically Section 32, paragraph k) thereof, exclude from the mandatory tender offer regime certain changes of control, including those resulting from mergers into companies with publicly trades shares which comply with certain conditions. On May 9th, 2019, the court issued an injunction suspending the PTO until the CNV resolves on the applicability of Resolution No. 779/18. This injunction was extended on November 15, 2019.

On December 27, 2019, CVH informed Telecom that on that date CVH was served with notice of the first instance sentence issued by the Federal Contentious Administrative Court No. 1 ruling in favor of Mr. Burgueño, confirming that CVH´s obligation to conduct a tender offer to acquire the PTO Shares as a result of the change of control in Telecom terminated upon the issuance by CNV of Resolution No. 779/2018 and ordered the CNV to deem concluded the proceedings initiated by CVH with CNV in connection with the PTO and also to pay all court costs and expenses related to Mr. Burgueño’s complaint. CVH publicly informed that it will adopt all measures aimed at complying with the abovementioned judgment in due course. As of the date of these consolidated financial statements, the first instance sentence of Mr. Burgueño’s legal proceeding is not final.

b)	Related Parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech Telecom LLC and CVH, except companies under sect. 33 of the LGS.

c)    Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	Type of related party	As of December 31,
Other receivables		2019	2018
La Capital Cable S.A.	Associate	36	119
Teledifusora San Miguel Arcángel S.A.	Associate	22	29
Ver T.V. S.A.	Associate	57	73
		115	221
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.	Associate	-	3
		-	3
Other receivables
Televisora Privada del Oeste S.A.)	Associate	3	-
		3	-

•	Related parties

CURRENT ASSETS	Type of related party	As of December 31,
Trade receivables		2019	2018
Other Related parties	Related party	136	142
		136	142
CURRENT LIABILITIES
Trade payables
Other Related parties	Related party	881	870
		881	870

d)  Transactions with Companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Controlling companies

	Transaction	Years ended December 31,
		2019	2018	2017
		Operating costs
CVH	Advisory services	-	-	(152)
		-	-	(152)
		Financial results

CVH	Interests on loans granted	-	-	31
		-	-	31

TELECOM ARGENTINA S.A.

•	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Years ended December 31,
		2019	2018	2017
		Profit (loss)
		Revenues
La Capital Cable S.A.	Services revenues and other revenues	50	74	63
		50	74	63
		Operating costs
La Capital Cable S.A.	Fees for services	(39)	(37)	(29)
		(39)	(37)	(29)
		Financial results
La Capital Cable S.A.	Interests on debt	-	-	(2)
		-	-	(2)

•	Related Parties

	Transaction	Years ended December 31,
		2019	2018	2017
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	165	191	168
		165	191	168
		Operating costs
Other Related parties	Programming costs	(2,439)	(2,478)	(2,483)
Other Related parties	Editing and distribution of magazines	(695)	(858)	(558)
Other Related parties	Advisory services	(336)	(362)	(548)
Other Related parties	Advertising purchases	(467)	(615)	(255)
Other Related parties	Other purchases	(86)	(168)	(35)
		(4,023)	(4,481)	(3,879)
		Financial Results
Other Related parties		-	-	18
		-	-	18

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)	Key Managers

Compensation for Directors and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom Argentina for the years ended December 31, 2019 and 2018, and compensation for Directors and Key Managers of Cablevisión for the year ended December 31, 2017, amounted to $800, $324 and $77, respectively (in current currency of the transaction date), and were recorded as expenses under the line item Employee benefits expenses and severance payments. As of December 31, 2019, an amount of $270 remained unpaid.

Telecom Argentina has recorded a provision of $110 for the fees of its Board of Directors’ members for the year ended December 31, 2019 (in current currency of the transaction date). The fees to the Board of Directors of Telecom Argentina for the year ended December 31, 2018 amounted to approximately $83 and the fees to the Board of Directors of Cablevisión for the year ended December 31, 2017 amounted to approximately $13 (both in current currency of the transaction date).

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

f)    Amendment of the Telecom Argentina’s Bylaws

The Extraordinary General Meeting and the Special Meetings of the Class “A” and Class “D” Shares held on October 10, 2019 approved the amendment of sections 4, 5 and 6 of the Bylaws, so that the shares Class "A" and Class "D", currently book-entry, may be represented in a cardboard or in book-entry form, as determined by a special meeting of Class "A" or Class "D" shares. The delegation of powers to the Board of Directors was approved to determine the time, terms and condition of issuance of the securities representing the cardboard shares, in the event that this was resolved in the future by the respective Special Meetings of Class “A” and Class "D" shares. This Bylaw’s amendment is pending in the CNV for its subsequent registration within the General Board of Corporations.

NOTE 30 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

TELECOM ARGENTINA S.A.

NOTE 31 – SUBSEQUENT EVENTS TO DECEMBER 31, 2019

Notes Global Program

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, on January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes in two series for a total amount of nominal value of $1,500, that can be increased to $5,000. The funds received will be used for working capital and refinancing liabilities.

The amount of the Notes finally issued and its main characteristics are detailed below:

Series 3

Issuance date: January 31, 2020.

Amount involved: $3,196,524,154.

Expiration Date: January 31, 2021.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 4.75%).

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series 4

Issuance date: January 31, 2020.

Amount involved: $1,200,229,180.

Expiration Date: July 31, 2021.

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date.

Interest rate: It bears interest in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 5.25%).

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

The Company received a disbursement for a total amount of $4,374, since $23 million corresponding to debt issuance expenses were deducted from the initial disbursement.

IDB Loan

On February 4, 2020 the Company subscribed a supplement to the original loan agreement with the IDB invest for a total amount of up to US$125 million. This supplement is composed of: i) a first tranch of US$50 million maturing on November 15, 2023 bearing interest of LIBOR plus 4.6 percentage points which will be cancelled in 8 consecutive semiannual installments since May 2020, and ii) a first tranch of US$75 million maturing on November 15, 2022 bearing interest of LIBO plus a variable spread of 7 - 7.75 percentage points which will be cancelled in 6 consecutive semiannual installments since May 2020.

The Company received a disbursement for a total amount of US$123.4, since US$1.6 million corresponding to debt issuance expenses were deducted from the initial disbursement.

Alejandro Urricelqui
Chairman of the Board of Directors