Form 20-F
period 2020-12-31
TELECOM ARGENTINA SA
filed 2021-03-25
CIK 932470

As filed with the Securities and Exchange Commission on March 25, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A Ordinary Shares, nominal value P$1.00 each	683,856,600
Class B Ordinary Shares, nominal value P$1.00 each	628,058,019
Class C Ordinary Shares, nominal value P$1.00 each	106,734
Class D Ordinary Shares, nominal value P$1.00 each	841,666,658

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

☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2020. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, Internet services and cable television services.

The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. The term “Cablevisión” refers to Cablevisión S.A., together with its consolidated subsidiaries. The term “Merger” refers to the merger between Telecom and Cablevisión, effective as of January 1, 2018, through which Cablevisión was merged with and into Telecom Argentina, with Telecom Argentina being the surviving entity. As of December 31, 2020, Telecom Argentina’s significant subsidiaries were Núcleo S.A.E, PEM S.A.U, Cable Imagen S.R.L., Televisión Dirigida S.A., Adesol S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Telecom Argentina USA Inc. and Micro Sistemas S.A.U. For further information on our significant subsidiaries, see Exhibit 8.1 to this Annual Report.

Our consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-90 of this Annual Report.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 9, 2021 and have been audited by an independent registered public accounting firm.

Due to the high level of inflation prevailing in Argentina during the period 2016-2018, management analyzed the parameters established by IAS 29 “Financial reporting in hyperinflationary economies” - paragraph 3, which describe the conditions to consider an economy as hyperinflationary, and concluded that, with respect to Argentina, such conditions have been met for accounting periods ending after July 1, 2018. Therefore, we have restated our Consolidated Financial Statements and the financial information for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2020 (“current currency”). See “—Risk Factors—Risk Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.e) to our Consolidated Financial Statements.

Telecom Argentina and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency, except for Núcleo and other subsidiaries in Paraguay, which use Guaraníes as their functional currency, Telecom Argentina USA, which uses U.S. dollars as its functional currency, and Adesol and other subsidiaries incorporated under the laws of Uruguay, which use Uruguayan Pesos as their functional currency. Our Consolidated Financial Statements include the results of these subsidiaries converted into Argentine Pesos.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$84.15= US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 30, 2020. On March 22, 2021, the exchange rate was P$91.57= US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Exchange Rates,” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.”

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables in which they are presented. The effect of this rounding is not material. These rounded amounts and ratios are also included within the text of this Annual Report.

This Annual Report contains certain terms that may be unfamiliar to some readers. You can find a Glossary of these terms on page 5 of this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Our financial statement data as of and for the years ended December 31, 2017 and prior are not comparable with our financial statement data as of and for the year ended December 31, 2018 and any date and period thereafter because of the Merger, which was consummated on January 1, 2018 (the “Merger Effective Date”). We have accounted for the Merger as a business combination using the acquisition method of accounting under IFRS 3 for assets and liabilities of Telecom Argentina as of January 1, 2018. The Merger constituted a “reverse acquisition,” pursuant to which Cablevisión (the absorbed entity) was considered the accounting acquirer and Telecom Argentina (the surviving entity) was considered the accounting acquiree. Accordingly, the financial information for periods prior to the Merger Effective Date reflect the financial information of Cablevisión, and the information as of and for the year ended December 31, 2018 and the following years incorporates, based on the figures corresponding to Cablevisión, the effect of applying the acquisition method to Telecom Argentina to its fair value in accordance with IFRS 3 and the operations of Telecom Argentina as from January 1, 2018. All such financial information is presented in this Annual Report restated in current currency as of December 31, 2020 to take into account the effect of inflation in Argentina.

The financial information as of and for the years ended December 31, 2017 and earlier that was previously reported in our annual reports on Form 20-F for the years ended December 31, 2017 and earlier reflect the financial information of Telecom Argentina, accounting acquiree in the Merger. Therefore, such financial information is not directly comparable to the financial information as of and for the years ended December 31, 2017 and earlier included in the 2018 and 2019 Annual Reports, this Annual Report and any other subsequent annual report, which reflect the financial information of Cablevisión (the absorbed entity), considered the accounting acquirer in the Merger.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

•	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;

•	the implementation of our business strategy;

•	the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States;

•	our outlook for new and enhanced technologies;

•	the effects of operating in a competitive environment;

•	industry conditions;

•	the outcome of certain legal proceedings;

•	regulatory and legal developments; and

•	other factors identified or discussed under “Item 3—Key Information—Risk Factors”.

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

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

•	our ability to successfully implement our business strategy and to achieve synergies;

•	our ability to introduce new products and services that enable business growth;

•	our ability to service our debt and fund our working capital requirements;

•	uncertainties relating to political and economic conditions in Argentina, Paraguay, United States and Uruguay;

•	the impact of political and economic developments on demand for securities of Argentine companies;

•	inflation, the devaluation of the Peso, the Guaraní and the Uruguayan Peso and exchange rate risks in Argentina, Paraguay and Uruguay;

•	restrictions on the ability to exchange Argentine or Uruguayan Pesos or Paraguayan Guaraníes into foreign currencies and transfer funds abroad;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

•	the impact of additional currency and exchange measures or restrictions on our ability to access the international capital markets and our ability to repay our dollar-denominated indebtedness;

•	the creditworthiness of our actual or potential customers;

•	nationalization, expropriation and/or increased government intervention in companies;

•	technological changes;

•	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on our suppliers;

•	the effects of increased competition;

•	reliance on content produced by third parties;

•	increasing cost of our supplies;

•	inability to finance on reasonable terms capital expenditures required to remain competitive;

•	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;

•	our capacity to compete and develop our business in the future;

•	the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and

•	the effects of a pandemic or epidemic and any measures and policies adopted by governments to combat its effects, including mandatory lockdowns and other restrictions.

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

3G (third-generation mobile system): Third-generation mobile service, designed to provide high speed data, always-on data access, and greater voice capacity. 3G networks allow the transfer of both voice data services (telephony, messaging) and non-voice data (such as downloading Internet information, exchanging email, and instant messaging). The high data speeds, measured in Mbps, are significantly higher than 2G, and 3G networks technology enable full motion video, high-speed Internet access and videoconferencing. 3G technology standards include UMTS, based on WCDMA technology (quite often the two terms are used interchangeably), and CDMA2000.

4G (fourth-generation mobile system): Fourth-generation mobile service using the LTE technology (Long Term Evolution technology).

5G (fifth-generation mobile system): The next major phase of mobile telecommunications standards. 5G is a complete redesign of network architecture with the flexibility and agility to support upcoming service opportunities. It delivers higher speeds, higher capacity, extremely low latency and greater reliability.

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

ASPO (Aislamiento Social Preventivo y Obligatorio): the mandatory and preventive social isolation measure imposed by the Argentine government.

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

Backbone: Main connection network (mainly by fiber optics) that connect local areas.

Basic Telephone Services or BTS: The supply of fixed telecommunications links that form part of the public telephone network, or are connected to such network, and the provision of local and long-distance telephone service (domestic and international).

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

Caja de Valores S.A: Argentine depository that custodies both public and private trading securities.

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

Fintech: Fintech Telecom LLC.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

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

IFC: International Finance Corporation.

IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

INDEC (Instituto Nacional de Estadísticas y Censos): The Argentine National Statistics and Census Institute.

IoT: Internet of Things.

IP (Internet Protocol): A set of communications protocols for exchanging data over the Internet.

ISP: Internet Service Providers.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

PBU (Prestación Básica Universal Obligatoria): Compulsory universal telecommunication service established by Decree No. 690/20 and regulated by ENACOM Resolution No. 1,467/20.

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

PP&E: Property, plant and equipment.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Southern Region: See “Northern Region”.

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

Telefónica: Telefónica de Argentina S.A.

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

Terms and Conditions: See “Auction Terms and Conditions”.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ mobile networks.

TMF Administration Trust / TMF Trust Company: Administration Trust – Telecom Argentina’s refinancing plan agreed with TMF Trust Co.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit.

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

Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with the rest of this Annual Report, in particular, the sections “Presentation of Financial Information”, “Item 4 —Information on the Company” and “Item 5—Operating and Financial Review and Prospects,” and the Consolidated Financial Statements. The selected consolidated income statement data for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated financial position data as of December 31, 2020 and 2019 are derived from, and are qualified in their entirety by reference to our Consolidated Financial Statements.

The selected consolidated income statement data for the years ended December 31, 2017 and 2016 and the selected consolidated financial position data as of December 31, 2018 and 2017 have been restated pursuant to IAS 29 to reflect the effect of hyperinflation in Argentina. As a result of such restatement, the selected financial information included in this Annual Report differ from previously reported financial information.

The selected consolidated financial position data as of December 31, 2016 has not been presented as it cannot be provided on a restated basis without unreasonable effort or expense.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

CONSOLIDATED SELECTED INCOME STATEMENT AND FINANCIAL POSITION DATA

	2020	2019	2018	2017	2016 (8)

	(P$ million, except per share and per ADS data in P$)
INCOME STATEMENT DATA
Total revenues	301,596	322,686	351,948	139,586	126,510
Operating costs (without depreciation, amortization and impairment of fixed assets)	(198,708)	(217,744)	(233,892)	(89,085)	(84,205)
Operating costs – depreciation, amortization and impairment of fixed assets	(82,594)	(83,439)	(73,535)	(20,533)	(16,510)
Operating income	20,294	21,503	44,521	29,968	25,795
Other, net (1)	(17,147)	(7,506)	(38,870)	2,232	8,890
Income tax (expense) benefit	(8,251)	(19,290)	5,943	(11,553)	(12,597)
Net (loss) income	(5,104)	(5,293)	11,594	20,647	22,088
Other Comprehensive (Loss) Income, net of tax	(1,822)	(2,927)	3,142	(1,481)	(3,282)
Total Comprehensive (Loss) Income	(6,926)	(8,220)	14,736	19,166	18,806
Total Comprehensive (Loss) Income attributable to Telecom Argentina	(7,200)	(8,438)	13,458	19,035	18,686
Total Comprehensive Income attributable to Non-controlling Interest	274	218	1,278	131	120
Number of shares outstanding at year-end (in millions of shares) (2)	2,154	2,154	2,154	0.120	0.120
Net (loss) income per share attributable to Telecom Argentina (basic and diluted) (3)	(2.65)	(2.78)	5.15	17.21	18.49
Net (loss) income per ADS (4)	(13.25)	(13.89)	25.76	n/a	n/a
Dividends per share (5)	11.94	22.64	28.02	48,344	27,278
Dividends per ADS (6)	59.7	113.17	140.12	n/a	n/a

FINANCIAL POSITION DATA
Current assets	53,263	69,129	70,134	22,255	n/a
PP&E, Intangible assets and Rights of Use Assets	442,661	460,223	440,528	105,422	n/a
Goodwill	251,908	252,052	252,262	66,923	n/a
Other non-current assets	4,222	5,693	15,627	2,416	n/a
Total assets	752,054	787,097	778,551	197,016	n/a
Current liabilities	106,050	117,056	111,934	38,999	n/a
Non-current liabilities	257,149	248,214	187,200	42,768	n/a
Total liabilities	363,199	365,270	299,134	81,767	n/a
Total equity	388,855	421,827	479,417	115,249	n/a
Equity attributable to Telecom Argentina	382,456	415,335	472,659	113,476	n/a
Equity attributable to Non-controlling Interest	6,399	6,492	6,758	1,773	n/a
Total Capital Stock (7)	2,154	2,154	2,169	1,200	n/a

(1)	Other, net includes Earnings (losses) from associates, Debt financial expenses and Other financial results, net.
(2)	Number of ordinary shares outstanding at year-end (excludes treasury shares for the year ended December 31, 2018). For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).
(3)	Calculated based on the weighted average number of ordinary shares outstanding during each period (2,153,688,011 ordinary shares for the years 2020, 2019 and 2018 and 1,184,528,406 ordinary shares for the years 2017 and 2016). For the years ended December 31, 2017 and 2016, the Company has divided the net income attributable to the shareholders of the Controlling Company of each period based on 1,184,528,406 ordinary shares, which arise as a result of multiply 120,000 ordinary shares of Cablevisión outstanding for such years) by the exchange ratio established in the pre-merger commitment (1 ordinary share of Cablevisión for each 9,871.07005 new shares of Telecom Argentina).

(4) Calculated based on the equivalent in ADSs to the weighted average number of ordinary shares outstanding during each period (430,737,602 ADSs for 2020, 2019 and 2018 and 236,905,681 ADSs for 2017 and 2016).

(5)	Dividends per share translated into U.S. dollars amounts to US$0.14, US$0.27, US$0.35, US$1,237.69 and US$819.70 as of December 31, 2020, 2019, 2018, 2017 and 2016 respectively. The translation into U.S. dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.
(6)	Dividends per ADS translated into U.S. dollars amounts to US$0.72, US$1.35 and US$1.77 as of December 31, 2020, 2019 and 2018, respectively. The translation into U.S. dollar was made using the ask rate published by the Banco de la Nación Argentina (National Bank of Argentina) prevailing as of the date when dividends were available to Telecom Argentina’ shareholders.
(7)	Ordinary shares of P$1 of nominal value each.

(8) Comparative figures as of December 31, 2016 arise from the consolidated financial statements of Telecom as of December 31, 2018, which have been restated in current currency as of December 31, 2020 to consider the effect of inflation in accordance to the requirements of IAS 29.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

OTHER SELECTED DATA

	2020	2019	2018	2017	2016
Number of fixed telephony services lines (thousands)(1)	2,821	3,183	3,544	12.7	7.7
ARBU (in P$/month) (national + international) (5)	574.3	602.0	567.2	49.7	44.7
Number of Fibertel IP fixed telephony services lines (thousands)	347	121	25	n/a	n/a
Internet access (thousands)	4,146	4,123	4,138	2,318	2,166
ARPU Internet (in P$/month) (6)	1,271.0	1,441.5	1,595.8	1,864.2	1,547.4
Personal Mobile telephony services lines (thousands)	18,433	18,932	18,316	n/a	n/a
ARPU Personal (in P$/month) (7)	436.2	431.7	448.0	n/a	n/a
MBOU Personal (in Mb per user/month) (2)	3,984.7	3,411.4	2,771.2	n/a	n/a
Núcleo’s customers (thousands)(3)	2,351	2,373	2,409	n/a	n/a
ARPU Núcleo (in P$/month) (8)	450.5	472.4	432.1	n/a	n/a
MBOU Núcleo (in Mb per user/month) (2)	7,433.6	6,754.4	4,927.7	n/a	n/a
Cable TV subscribers (thousands)	3,543	3,517	3,532	3,503	3,528
ARPU Cable TV (in P$/month) (9)	1,382.2	1,586.6	1,789.2	1,749.7	1,591.1
Headcount (4)	23,254	23,728	25,343	11,384	10,236

(1)	Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.
(2)	Correspond to customers with consumption higher than 10Mb.
(3)	Including Wi-Max Internet customers.
(4)	Including temporary employees, if any.
(5)	Includes P$86.1, P$244.4, P$347.6, P$35.2 and P$34 related to the restatement in current currency as of December 31, 2020 in accordance to IAS 29 as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively.
(6)	Includes P$190.8, P$571.3, P$971.5, P$1,320.5 and P$1,175.8 to the restatement in current currency as of December 31, 2020 in accordance to IAS 29 as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively.
(7)	Includes P$63.3, P$175.3 and P$273.8 related to the restatement in current currency as of December 31, 2020 in accordance to IAS 29 as of December 31, 2020, 2019 and 2018, respectively.
(8)	Includes P$67.5, P$191.7 and P$265 related to the restatement in current currency as of December 31, 2020 in accordance to IAS 29 as of December 31, 2020, 2019 and 2018.
(9)	Includes P$206.5, P$626.5, P$1,098.6, P$1,239.4 and P$1,209 related to the restatement in current currency as of December 31, 2020 in accordance to IAS 29 as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Exchange Rates

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

	Average(1)	End of Period
Year Ended December 31, 2016	14.99	15.89
Year Ended December 31, 2017	16.73	18.65
Year Ended December 31, 2018	29.26	37.70
Year Ended December 31, 2019	49.31	59.89
Year Ended December 31, 2020	71.61	84.15
March 2021 (through March 22, 2021)	-	91.57

(1)	Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materialize and, as a result, the market price of our shares and our ADSs could decline. You should carefully consider these risks with respect to an investment in Telecom Argentina. This section is divided in two sub-sections: the “Risk Factors Summary”, which provides a brief summary of our Risk Factors and “Detailed Risk Factors”, providing detailed information in relation to each Risk Factor identified.

✓	Risk Factors Summary

The following summarizes the main risks to which we are subject. You should carefully consider all of the information discussed below in “Item 3. Key Information—Detailed Risk Factors” in this annual report for a comprehensive description of these and other risks.

Risks Relating to Argentina

•	Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.
•	Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.
•	Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.
•	The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.
•	Argentina’s economy contracted in 2020, 2019 and 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations.
•	The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations.
•	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

•	The Argentine banking system may be subject to instability which may affect our operations.
•	We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Telecom and its operations

•	We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.
•	We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.
•	Our revenues are cyclical and depend upon the condition of the Argentine economy.
•	The regulation of rates may adversely affect Telecom Argentina’s revenues.
•	Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.
•	The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and Internet businesses may suffer.
•	We may not be able to renew programming contracts on favorable terms.
•	We may not be able to renew some leases of the facilities for the installation of our fixed and mobile telephony, cable television and Internet systems.
•	Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.
•	Our revenues relating to our cable television services are subject to uncertainty due to, and may be adversely affected by, the formula set forth in Resolution No. 50/10 to estimate monthly fees paid by cable television subscribers.
•	Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.
•	Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.
•	We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.
•	The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.
•	A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.
•	Operational risks could adversely affect our reputation and our profitability.
•	Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.
•	We and/or our administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for our administrators.
•	Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.
•	We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined or fluctuations in interest rates.
•	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Telecom Argentina’s Shares and ADSs

•	The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B common shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.
•	Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.
•	Changes in Argentine tax laws may adversely affect the tax treatment of our Shares and/or the ADSs.
•	Our shareholders may be subject to liability under Argentine law for certain votes of their securities.
•	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.
•	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

•	Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.
•	Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
•	The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.
•	We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
•	As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.
•	If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933 (“Securities Act”) registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.
•	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.
•	We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liabilities against us, our directors, officers and certain experts.
•	Cablevisión Holding S.A. (“CVH”), and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.
•	The existence and outcome of any public tender offer for our Class B Shares and/or ADSs could affect the price of our Class B shares and ADSs.

✓	Detailed Risk Factors

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. The Argentine economy has been volatile since 2011, with years of economic growth and others with recession. For example, Argentina’s economy grew in 2017, but contracted in 2018, 2019 and 2020. Several factors have impacted negatively the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures, trade and fiscal balances, government policy, the international context and further developments of the COVID-19 pandemic.

Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.

Since we generate a substantial portion of our revenues in Argentine Pesos (functional currency of Telecom), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in Peso terms, our expenses and capital expenditures denominated in foreign currency. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the peso could depreciate or appreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. The value of the peso compared to other currencies is dependent, among other factors, on the level of international reserves maintained by the BCRA, which have also shown significant fluctuations in recent years. As of December 28, 2020, the international reserves of the BCRA totaled US$ 39,236 million. The Argentine macroeconomic environment, in which we operate, was affected by the continued devaluation of the peso, which in turn had and could continue to have a direct impact on our financial and economic position.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

The value of the peso has fluctuated significantly in the past. In 2020, the Argentine Peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to Communication “A” 3500 of the BCRA, the peso/dollar exchange rate stood at Ps. 84.15 per US$ 1.00 as of December 31, 2020, evidencing a devaluation of the peso of approximately 40.5% from its value of 59.90 Pesos per dollar at December 31, 2019 (compared to 58.9%, 102.2% and 17.4% in the years ended December 31, 2019, 2018 and 2017, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine government and the BCRA implemented several measures to stabilize its value, including, among others, stronger exchange regulations, an increase in short term interest rates and the sale of foreign currency reserves made by the BCRA. The continued devaluation of the Argentine Peso during the past years has had and continues to have a negative impact on the payment of foreign currency denominated debts by local private sector debtors to unrelated foreign entities, and has also led to an increase in inflation, which in turn has a direct impact on real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt commitments. Any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, nor the way in which any such fluctuations could affect demand for the fixed and mobile telephony services, Internet services and cable television services we provide. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Telecom or our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in foreign currencies. As of December 31, 2020, approximately P$206,279 million of our liabilities were denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the Argentine Peso, by entering from time to time into certain NDF agreements in order to hedge some of its exposure to foreign currency fluctuations. However, Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso.

In September 2019, in light of the economic instability and the significant devaluation that followed the primary elections as described below, the Argentine government and the BCRA adopted a series of measures reinstating foreign exchange controls, which among other things, significantly curtailed access to the official foreign exchange market (the “FX Market”) by individuals and entities. Higher restrictions to access the official FX markets were imposed during 2020, with a view to reducing the loss of international reserves generated by a greater demand of US dollars by individuals and companies. Pursuant to Communication “A” 7106 (as amended and supplemented from time to time), the BCRA established certain requirements to access the local exchange market for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and December 31, 2021 for principal amounts exceeding US$2,000,000 by the non-financial private sector and financial entities. Particularly, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign exchange market on or prior to March 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years. It is not possible to guarantee that the period covered by Communication “A” 7106 will not be extended or reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would require the Company to refinance its obligations, which in turn could have a negative impact on the Company, and in particular, in the Company's ability to meet its debt obligations. See “—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs and “Item 10—Foreign Investment and Exchange Controls in Argentina—External financial indebtedness”

Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

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

In October 2019, Alberto Fernández was elected president of Argentina and took office on December 10, 2019. Fernández announced and implemented a wide range of economic and policy reforms. In March 2020, in response to the COVID-19 outbreak, the Argentine government enforced the ASPO, which caused significant disruption to social, operative, economic and market activities. The Argentine government also introduced emergency measures in the telecommunications sector in order to alleviate the financial burden of the pandemic on individuals and companies. Decree No. 311/20 issued by PEN on March 24, 2020 determined that services related to fixed and mobile telephony, Internet and cable TV would not be interrupted for defaults in payment by a certain group of customers defined therein (See “—The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations”). In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services (See “—Risks Relating to Telecom and its operations— The regulation of rates may adversely affect Telecom Argentina’s revenues”).

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the US$2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”). In addition, on April 7, 2020, the Minister of Economy sent the Paris Club members a proposal to modify the existing terms of the Paris Club 2014 Settlement Agreement, seeking mainly an extension of the maturity dates and a significant reduction in the interest rate.

On August 18, 2020, Argentina offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

During the nine-month period ended September 30, 2020, Argentina sought to preserve the normal functioning of the local capital market for debt denominated in Pesos, which it considers a key factor for the development of the domestic capital market. In particular, during this period, the Argentine government sought to recover the Treasury’s financing capacity, create conditions for the development of the domestic capital markets and generate savings instruments with positive and sustainable real rates, in turn reducing its monetary financing needs and expanding the depth of the local debt market and the participation of relevant institutional investors. In addition, the Treasury expanded its menu of financing instruments to obtain the funds needed to cover its 2020 financial needs and to design the 2021 financial program according to the guidelines outlined in the 2021 budget.

As of the date of this Annual Report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a Stand By Agreement, originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine government will be successful in the negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets. Moreover, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy, as a whole and in the telecommunication sector in particular, remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy and the telecommunications industry, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

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

The National CPI variation was of 36.1% in 2020 and 53.8% in 2019. Efforts made by the Argentine government to contain and reduce inflation have not achieved the desired results and inflation remains a significant problem for the Argentine economy. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected. For additional information, see Note 1.e) to our Consolidated Financial Statements.

Because the majority of our revenues are denominated in Pesos, any further increase in the rate of inflation not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations (See also “—Risks Relating to Telecom and its operations—The regulation of rates may adversely affect Telecom Argentina’s revenues”). Further, higher inflation rates generally lead to a reduction in the purchasing power, thus increasing the likelihood of a lower level of demand for our fixed and mobile telecommunications, cable television and Internet services in Argentina.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

In November 2008, Argentina nationalized its private pension and retirement system, which had been previously administered by the AFJPs, and appointed ANSES as its administrator. Argentina’s nationalization of its pension and retirement system constituted a significant change in the Argentine government’s approach towards Argentina’s main publicly traded companies. A significant portion of the public float of certain Argentine publicly traded companies is currently owned by the Argentine government through ANSES-FGS, including Telecom. See “Item 7—Major Shareholders and Related Party Transactions”. The Argentine government exercised in the past, and may exercise in the future, influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters. Additionally, since the AFJPs were significant institutional investors and active market traders in Argentina, the nationalization of the private pension and retirement system affected the access to financing in capital markets for publicly traded companies as well as the liquidity of their securities within the market.

On June 9, 2020, the Argentine government declared a 60-day intervention on Vicentin S.A.I.C. (“Vicentin”), an agro-industrial company based in the Province of Santa Fe. The decision to intervene, with a view to ensuring continuity in the company’s operations and job preservation, came after Vicentin filed for a reorganization proceeding on February 10, 2020, as a result of its inability to pay obligations amounting to Ps. 99.3 billion. In addition, the Argentine government intended to submit a bill to Congress that would declare Vicentin a company of public interest, and therefore would enable its expropriation. We cannot predict whether the current administration or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies. Government intervention in the industries in which we operate could create uncertainties for investors in public companies in Argentina, including Telecom Argentina, as well as have a material adverse effect on our business, financial condition and results of operations. See “—Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina”.

Argentina’s economy contracted in 2020, 2019 and 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations.

The Argentine economy has experienced significant volatility in the past few years and recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency devaluation. Argentina’s economy contracted during 2020, 2019 and 2018 and the country’s economy remains unstable notwithstanding the efforts by the Argentine government to address inflation and the constraints on the country’s foreign exchange reserves and related pressure on the value of peso. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Global economic and financial crises, and the general weakness of the global economy due to the COVID-19 pandemic negatively affected emerging economies like Argentina’s economy. Global financial instability, any further economic global downturn due to COVID-19 and any future increases in the interest of the United States and other developed countries may impact the Argentine economy and prevent Argentina to be put back on track to growth or could aggravate the current recession with consequences in the trade and fiscal balances and in the unemployment rate.

Moreover, Argentina’s economic growth was severely impacted as a consequence of the COVID-19 pandemic. It might also be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In addition to the severe social and market disruption at a global scale during 2020 caused by the COVID 19 outbreak, in recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. These slowdowns intensified during 2020. If such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Syria and North Korea. Moreover, political and social crises arose in several countries of Latin America during 2019, as the economy in much of the region has slowed down after almost a decade of sustained growth, among other factors. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, United Kingdom exited the European Union (“Brexit”) on January 31, 2020. The medium and long term implications of Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

During 2020, the Argentine economy was adversely affected by some of aforementioned factors. If international and domestic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations.

In late December 2019, COVID-19, originating from Wuhan, Hubei province, was reported to the World Health Organization, with cases soon confirmed in multiple provinces in China, as well as in other countries. On March 11, 2020, the World Health Organization categorized COVID-19 as a pandemic. Several measures have been undertaken by the Argentine Government and other governments around the globe, including the use of quarantine, screenings at airports and other transports hub, travel restrictions, suspension of visas, nation-wide lockdowns, closing of public and private institutions, suspension of sport events, restrictions to museums and tourist attractions and extension of holidays, among many others. However, the virus continues to spread globally and, as of the date of this Annual Report, has affected most countries and territories around the world, including Argentina, Uruguay, Paraguay and the United States. To date, the outbreak of COVID-19 has caused significant social, operational, economic and market disruption. The long-term impact on the global economy and financial markets is still uncertain, but is expected to be significant.

Since March 20, 2020 the Argentine government imposed a series of measures aimed at reducing the movement of the population, ordering the ASPO, which only allowed the movement of individuals involved in activities considered essential by the Argentine government. While the Argentine government has determined that the provision of fixed and mobile telephony, internet and digital services constitutes an essential service, we have implemented a home-office policy for a substantial portion of our employees in accordance with the recommendations of the authorities.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

The long-term effects of the pandemic on the global economy and the Company are difficult to assess or predict. Although we have devoted considerable resources to preventative measures in order to reduce the potential impacts of the COVID-19 pandemic on our employees, business, service and operations, there can be no assurance that these measures will be effective or that the pandemic will not have an adverse effect on our business, financial situation and results of operations, which could result in a further decline in the market prices of our Class B Shares and ADSs. Due to the investments in infrastructure we made during the last years, our equipment, systems and networks have been working efficiently and met the increased use of the services we provide during the ASPO, both through fixed and mobile connectivity. However, the quality and reliability of our network could be affected in the event that the use of our networks continues to increase due to new governmental measures. In addition, the uncertain evolution of the COVID-19 pandemic might affect employees’ health and safety, generate risks for the deployment of our services (including by limiting our customer support and domiciliary service repairs and installations, among others effects resulting from government measures), result in reduced sales in certain geographic locations, affect the Company’s revenues and result in an economic contraction in the countries in which we operate, which could have an adverse effect on the demand of our products and consequently in the results of our operations.

Furthermore, Argentine Decree No. 311/2020 declared the temporary suspension on disconnection of services deemed essential for the development of daily life in cases of delay or default in payments, including fixed and mobile telephony, Internet and television subscriptions. The Decree also established that certain customers of our fixed and mobile telephony, Internet and cable television services would have reduced services in cases of delay or default in payments, which may adversely affect our cash flows from operations and increase our expected losses on trade receivables.

In addition, we entered into an agreement with the ENACOM, which suspended, among other things, any increases in the prices of mobile and fixed telephony, Internet and cable television services, as well as employee layoffs until August 31,2020. Finally, on August 22, 2020, under Decree No. 690/20, the Argentine Digital Law was amended to suspend any increase in prices or changes from the ICT licensees from July 31, 2020 to December 31, 2020, specifically mentioning broadcasting service subscriptions by physical and/or radio-electric link and fixed or mobile telephony services. The Decree has been ratified by Congress and is regulated by ENACOM Resolutions Nos. 1,466/20 and 1,467/20. For more information, see “—Risks Relating to Telecom and its operations— The regulation of rates may adversely affect Telecom Argentina’s revenues”.

Any prolonged restrictive measures put in place in order to control a new outbreak of contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. Moreover, considering that some of our strategic suppliers are located in countries affected by the outbreak of COVID-19, the delivery of equipment and fixed assets that are material to us may be impacted, which would have an adverse effect on our business operations. We may also be affected by a decline in the demand of our products as a result of the economic contraction. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in Argentina during 2021 due to new outbreaks and new strains of the virus that have appeared practically simultaneously with the advance of the vaccination campaign, nor anticipate what additional restrictions governments of those countries or other countries may impose. To the extent COVID-19 adversely affects our business and financial results, it may also exacerbate many of the other risks described in this “Risk Factors” section.

Notwithstanding the foregoing, the outbreak of any novel strain of coronavirus and its impact on the demand of our products and the financial markets, among other factors, will be key issues to determine the duration and depth of the economic crisis in Argentina and worldwide, as well as on our strategy, financial situation and results of our operations.

For further information related to the impact of the COVID-19 pandemic on the Company, as well as to the internal or external measures we promoted during the sanitary emergency, see Note 29 of our Consolidated Financial Statements.

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

Between 2016 and early 2018, Argentina regained access to the market and incurred in additional debt. However, as a result of various external and domestic factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Macri administration announced that the Argentine government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the current administration has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith.

Following the execution of the SBA, in August 2018, Argentina faced an unexpected bout of volatility affecting emerging markets generally. In September 2018, the Macri administration discussed with the IMF staff further measures of support in the face of renewed financial volatility and a challenging economic environment. On October 26, 2018, in light of the adjustments to fiscal and monetary policies announced by the Argentine government and the BCRA, the IMF’s Executive Board allowed the Argentine government to draw the equivalent of US$5.7 billion, bringing total disbursements since June 2018 to approximately US$20.6 billion, approved an augmentation of the SBA increasing total assets to approximately US$57.1 billion for the duration of the program through 2021 and the front loading of the disbursements. Under the revised SBA, IMF resources for Argentina in 2018-19 increased by US$18.9 billion. IMF disbursements for the remainder of 2018 more than doubled compared to the original IMF-supported program, to a total of US$13.4 billion (in addition to the US$15 billion disbursed in June 2018). Disbursements in 2019 were also nearly doubled, to US$22.8 billion, with US$5.9 billion planned for 2020-2021.

On August 28, 2019, the Macri administration issued a decree deferring the scheduled payment date for 85% of the amounts due on short-term notes maturing in the fourth quarter of 2019, governed by Argentine law and held by institutional investors. Of the deferred amounts, 30% would be repaid 90 days after the original payment date and the remaining 70% would be repaid 180 days after the original payment date, except for payments under Lecaps due 2020 held domestically, which would be repaid entirely 90 days after the original payment date. Amounts due on short-term notes held by individual investors would be paid as originally scheduled.

Moreover, in December 2019, the current administration further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine Pesos that would have required significant sterilization efforts by the monetary authority.

On February 12, 2020, the Argentine Congress enacted Law No. 27,544 for the Sustainable Restoration of Foreign-Law Governed Public Debt which granted the Ministry of Economy the power to restructure the Argentine government’s external public debt. On March 9, 2020, the Executive Branch issued decree No. 250/20 authorizing the Ministry of Economy to restructure US$68,842 million in debt.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Following Law No. 27,544, on March 10, 2020, Decree No. 250/20 issued by the Argentine government established the maximum nominal amount of liability management transactions and/or exchanges and/or restructurings of the Republic of Argentina’s outstanding public securities issued under foreign law as of February 12, 2020 at the nominal value of US$68,842,528,826, or its equivalent in other currencies. However, due to the COVID-19 pandemic, the timeline initially published by the Ministry of Economy for the restructuring of the public external debt which provided, among other steps, the launch of an exchange offer of such public securities issued under foreign law, was postponed.

On April 21, 2020, Argentina invited holders of approximately US$ 66.5 billion aggregate principal amount of its foreign currency external bonds to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that do not tender into the exchange offer. On August 31, 2020 it announced that it had obtained bondholder consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The restructuring settled on September 4, 2020. As a result of the invitation, the average interest rate paid by Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

On April 5, 2020, the Argentine government enacted Decree No. 346/20 (i) deferring the payments of principal and interest on certain of its foreign currency bonds governed by Argentine law until December 31, 2020, or until such earlier date as the Ministry of Economy may determine, considering the progress made in the process designed to restore the sustainability of Argentina’s public debt, and (ii) authorizing the Ministry of Economy to conduct liability management transactions or exchange offers, or to implement restructuring measures affecting foreign currency bonds governed by Argentine law which payments have been deferred pursuant to such Decree.

On August 18, 2020, Argentina offered holders of its foreign currency bonds governed by Argentine law to exchange such bonds for new bonds, on terms that were equitable to the terms of the invitation made to holders of foreign law-governed bonds. On September 18, 2020, Argentina announced that holders representing 99.4% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the local exchange offer had participated. As a result of the exchange offer, the average interest rate paid by Argentina’s foreign currency bonds governed by Argentine law was lowered to 2.4%, compared to an average interest rate of 7.6% prior to the exchange. In addition, the exchange offer extended the average maturity of such bonds.

As of the date of this Annual Report, the Argentine government has initiated negotiations with the IMF in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a Stand By Agreement, originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine government will be successful in the negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina's ability to access international capital markets (and indirectly in our ability to access those markets) to access international capital markets, in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and our growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds amounting to P$7,061 million as of December 31, 2020. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

The Argentine banking system may be subject to instability which may affect our operations.

In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. Such recovery has been severely impacted by the COVID-19 pandemic. In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2020, nominal private deposits in Pesos increased 84.6% year-over-year (fueled by the growth of savings and current accounts with a 91.5% increase) and nominal time deposits increased 81.0% year-over-year. During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of 4.9% at the end of 2020. In 2020, private deposits in U.S. dollars declined by 18.0%.

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

It may be possible that, in the future, there may emerge in the press allegations of instances of misbehavior on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. We will endeavor to monitor such press reports and investigate matters which we believe warrant an investigation in keeping with the requirements of compliance programs and, if necessary, make disclosure and notify the relevant authorities. However, any adverse publicity that such allegations attract may have a negative impact on our reputation and lead to increased regulatory scrutiny of our business practices.

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

In March 2020, in response to the COVID-19 outbreak, the Argentine government introduced emergency measures in the telecommunications sector in order to alleviate the financial burden of the pandemic on individuals and companies. Decree No. 311/20 issued by PEN on March 24, 2020 determined that services related to fixed and mobile telephony, Internet and cable TV would not be interrupted for defaults in payment by a certain group of customers defined therein (See “—The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations”). In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services (See “—Risks Relating to Telecom and its operations— The regulation of rates may adversely affect Telecom Argentina’s revenues”).

We can offer no assurances that we will not be subject to similar regulations in the future, which could force us to modify the prices of subscription services and have a material adverse effect on our revenues.

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

We may also be subject to additional and unexpected governmental regulations in the future. For more information on the regulatory framework, see “Item 4—Information on the Company—Regulatory Authorities and Framework”

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.

The fixed and mobile telephony, cable television and Internet businesses in Argentina are competitive. Our competitors may consummate transactions that result in a further consolidation and convergence. Therefore, we may lose a portion of our market share which may create additional risks and adversely impact our financial condition and results of operations. See “—We may become subject to burdensome government regulations, ordinances and laws affecting the services we offer which could adversely affect our operations”.

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

The regulation of rates may adversely affect Telecom Argentina’s revenues.

The LAD established that licensees of ICT services may freely set their prices which shall be fair and reasonable, to offset the costs of exploitation and to tend to the efficient supply and reasonable margin of operation.

However, on August 22, 2020, the PEN issued Decree No. 690/20 amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility. Decree No. 690/20 further established that (i) the prices of the Essential and Strategic Competition Public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service, and (iii) the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM. Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU, and also suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020. Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions Nos. 1,466/20 and 1,467/20.

Resolution No. 1,466/20, among others, allows ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase, on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan. The Resolution also defines the beneficiaries of this PBU, among other matters.

The Company has initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions and requesting a preliminary injunction that would suspend its application. The preliminary injunction was denied on January 29, 2021 and the Company appealed the court’s decision. As of the date of this Annual Report, the resolution of the mentioned appeal is still pending. The Company is consulting with its legal advisors with respect to the further actions available to the Company to protect its rights.

On February 2, 2021, the Company was informed by the “Asociación Argentina de Televisión por Cable” (“ATVC”) that a preliminary injunction requested by a representative of the cable television industry of the Province of Córdoba (Argentina) was granted, ordering the suspension of Decree N° 690/20, of Decree N° 311/20 and of all measures adopted as a result of such decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any measure based on said decrees, until a final court decision be issued. ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to Decree No. 690/20 or enforcing the regulations previously issued. The Company, with the assistance of its legal advisors, has made administrative and judicial filings supporting ATVC´s interpretation that such injunction is protective of all the participants in the industry.

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by Asociación Civil de Usuarios Bancarios Argentinos (“ACUBA”)” in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared nulled. Telecom further requested that the preliminary injunction be lifted. A decision from the court remains pending as of the date of this Annual Report. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of Decree No. 690/20, Decree No. 311/20 and prohibited ENACOM from issuing any subsequent resolutions.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

If the ENACOM imposes further restrictions on our prices, our operating margins may be adversely affected. Our ability to comply with the conditions in our license, as well as the relevant provisions in applicable regulations and laws, may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances result in an adverse effect on our financial condition, our operations and cash flows. The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. See “Item 4 —Regulatory Authorities and Framework— Amendment to Law No. 27,078 – Argentine Digital Law”.

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

Moreover, Internet, cable television and mobile telephony services, which we expect to account for an increasing percentage of our revenues in the future, are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive, we must invest in network, constantly upgrade our access technology and software for the internet service market, improve the commercial offers and the user experience and continue to enhance our mobile networks by expanding our network. See “Item 4 —Information on the Company—The Business”. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and Internet services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations—(A.1) 2020 Compared to 2019”.

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

A decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. v. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, by the Federal Court of Appeals of the City of Mar del Plata ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC, including us. The injunction was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The PEN filed an appeal against the decision issued by the Court of Appeals of Mar del Plata. Such appeal was dismissed, for which the PEN filed a direct appeal to the Supreme Court, which was also dismissed.

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

On December 26, 2019, the Federal Court of Appeals of Mar del Plata rejected the grievances of the Argentine government and confirmed the decision rendered by the Court of Mar del Plata which declared the unconstitutionality of the sections of the law on which the SCI issued Resolution No. 50/10 and the subsequent resolutions were based. The National Government filed an extraordinary appeal, which was granted on March 1, 2021.

The Company’s Management, with the assistance of its legal advisors, is analyzing the potential impact related to this new appeal and considers that it has strong arguments for its defense. However, an adverse outcome in the above mentioned cases, which we cannot exclude, would have an adverse effect on our results of operations and financial condition.

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

Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.

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

Certain labor and telecommunication unions have initiated claims against the Company alleging non-compliance of certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See Note 19 to our Consolidated Financial Statements. If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes by the Company’s employees and the contractors and subcontractors’ employees) that may adversely affect our operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations”.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. On December 13, 2019, the current administration declared a labor emergency for a 180-day term. In this context, the Argentine government doubled the amount of the statutory severance payments payable to employees hired before December 13, 2019 and dismissed between December 13 2019 and June 13, 2020. The layoff prohibition was extended pursuant to Decree No. 528/20 and Decree No. 961/20.Decree No. 39/21, currently in effect until April 27, 2021, extended the prohibition of dismissals without just cause or based on lack or reduction of work and force majeure, as well as the prohibitions to suspensions for economic reasons, except for suspensions made under the terms of Section 223 bis of the Labor Contract Law (agreements between employers and employees later approved by the Ministry of Labor, made either individually or collectively with the purpose of suspending employment for lack or reduction of work due to no fault from the employer), which are not affected by the prohibition.

Likewise, Decree No. 39/21 extended the occupational emergency until December 31, 2021 in cases of dismissals without just cause, and granted the right of the affected worker to receive a double severance payment, which may not exceed P$500,000.

However, under the provisions of Section 5 of Decrees No. 624/20, 761/20 and 891/20, contracts entered into after the entry into force of Decree No. 34/19, are not affected by the aforementioned provisions.

The Argentine government may adopt new measures that determine salary increases or additional benefits for workers, and workers and their unions may pressure employers to comply with such measures. Any salary increase or additional benefit could result in an increase in costs and a decrease in the results of the operations of Argentine companies, including those of Telecom. Further, future extensions of the prohibition of layoffs and dismissals due to force majeure or lack of or decreased work or the duplication of the statutory severance payments to dismissed employees may affect the efficiency of our employees and therefore our costs and results of operations.

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

Further, customers and consumers’ trade unions have in the past initiated different claims against us regarding supposed improperly billed charges. See Note 19 to our Consolidated Financial Statements. Although we have taken certain actions to reduce risks in connection with these claims, we cannot assure that new claims will not be filed against us in the future.

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

As of December 31, 2020, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 19 to our Consolidated Financial Statements.

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

Also, during 2020, the new working methodology and the exponential growth of the digital collection channels resulting from the COVID-19 isolation, required the implementation of several measures in order to grant security in virtual operations, which were all implemented successfully. Although Telecom has adopted, and continues to adopt, all required measures to ensure the proper functioning of its operating systems, as well as to ensure our customers’ information, no assurance can be given that we will not be subject to any cyberattacks that could adversely affect our business and result of operations.

As of the date of this Annual Report, our insurance policy does not cover damages caused by cyberattacks and other similar events.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent from its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations; failure to document transactions properly; systems failures (including our systems, the implementation of corporate systems as identified in “Item 4—Information Technology strategy” and cloud services); errors or failures not foreseen in the foundational projects that the Company is carrying out for updating its core systems; inadequate maintenance of posts or its electrification by proximity to the electric network; inadequate environmental management including reverse logistics of goods and materials in disuse that could become hazardous waste; incomplete or inadequate municipal authorizations and permissions resulting from changes in operations or changes in regulations; failure to preserve the secrecy and content of telecommunications required by law; weaknesses in datacenters’ energy scheme; the loss or improper use of confidential information, excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others. Moreover, certain assets of the Company could be damaged by acts of vandalism or theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have a second safety path to provide the service. These events could result in direct or indirect losses, inaccurate information for decision making, adverse legal and regulatory proceedings, technical failures in the Company’s ability to provide its services, damages to third parties, and harm our reputation and operational effectiveness, among others.

Telecom maintains insurance policies to cover its main assets, particularly its properties. If economic and financial conditions in Argentina were to deteriorate (i.e. devaluation, inflation, etc.), the insurance coverage may not be representative of the market value of the properties which could result in losses for the Company.

Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, our suppliers shall comply with a set of conduct standards, such as the Code of Ethics and Conduct, established by Telecom, and must require similar compliance by their employees and subcontractors. Despite these legal safeguards and monitoring efforts made by Telecom in relation to its suppliers, we cannot assure you that they will comply with all applicable regulations. As a result, Telecom could be adversely affected despite our contractual rights to claim for compensations for damages that they could cause to us.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

Telecom has risk management practices at the highest levels including a Risk Management Committee designed to detect, manage and monitor the evolution of risks. However, the Company can give no assurances that these measures will be successful for effectively mitigating the operational risks that Telecom faces and such failures could have a material adverse effect on its results of operations and could harm its reputation.

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

The U.S. Congress and certain regulatory agencies have raised concerns about American companies purchasing equipment and software from Chinese telecommunications companies such as Huawei, one of our strategic suppliers, including concerns relating to alleged violations of intellectual property rights and potential security risks. The U.S. Government is likewise urging other countries to avoid the operations of Chinese companies in their territory, citing concerns regarding potential use of the equipment for espionage. Our reputation could be adversely affected if such actions or restrictions were imposed on Huawei or if the equipment and materials we purchase from Huawei is thought to pose a security risk for our network.

We cannot predict whether additional restrictions targeting Huawei, including restrictions that would prevent us from acquiring supplies from Huawei in the future, will be adopted directly or the impact that such restrictions might have on our operations.

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

As of December 31, 2020, P$83,065 million of our outstanding debt was indexed to the London Interbank Offered Rate (“LIBOR”).

In 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR by the end of 2021. The Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has proposed replacing USD-LIBOR with a new index calculated by short-term repurchase agreements, the Secured Overnight Financing Rate. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBO rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. It is also not possible to predict the further effect of the rules of the FCA, any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom, the European Union or elsewhere. Any such developments may cause LIBOR to perform differently than in the past or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, and changes in the rules or methodologies in LIBOR, which may discourage market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. If a published U.S. dollar LIBOR is unavailable after 2021, the interest rates on our debt which is indexed to LIBOR will be determined using various alternative methods, any of which may result in interest obligations which are more than or do not otherwise correlate over time with the payments that would have been made on such debt if U.S. dollar LIBOR was available in its current form. Further, the same costs and risks that may lead to the discontinuation or unavailability of U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on our financing costs, and as a result, our financial condition, operating results and cash flows.

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

In 2020, the Company refinanced its outstanding financial debt maturing in 2021. For more information see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Financial Debt Developments during 2020”.

However, there is no assurance that we will be able to extend the maturity or otherwise refinance our outstanding indebtedness, or that we may be required to agree to refinancing terms that may be materially less favorable than the terms of our current loans and notes. Any amendment to or refinancing of our indebtedness could result in higher interest rates and may require us to comply with more burdensome restrictive covenants, which may have a material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations.

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures or research and development expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. See “—Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay divide” and Notes 13 and 26 to our Consolidated Financial Statements.

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

The NYSE may in its sole discretion determine on an individual basis the suitability for continued listing of an issuer in the light of all pertinent facts. Some of the factors mentioned in the NYSE Listed Company Manual, which may subject a company to suspension and delisting procedures, include: “unsatisfactory financial conditions and/or operating results,” “inability to meet current debt obligations or to adequately finance operations,” and “any other event or condition which may exist or occur that makes further dealings or listing of the securities on the NYSE inadvisable or unwarranted in the opinion of NYSE”.

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

In September 2013, the Argentine income tax law was amended by the passage of Law No. 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries.

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

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs declined by 42% and 58% in 2020 and 2019, respectively. This decrease in value has been largely attributed to Argentina’s most recent macroeconomic crisis and the impact of COVID 19. Other factors include:

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

Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.

On September 1, 2019, the Argentine government issued Executive Decree No. 609/19 (as amended) which, inter alia, reinstated certain foreign currency exchange restrictions, most of which had been progressively repealed as from 2015. Decree No. 609/19 was further regulated, amended and complemented by several regulations issued by the BCRA (included, but not limited to, Communication “A” 6844, as further amended, supplemented and restated). Since then, the Argentine government implemented monetary and foreign exchange control measures that included restrictions on the transfer of funds abroad, including dividends, without prior approval by the BCRA or fulfillment of certain requirements.

In line with the restrictions that were in place in the past, the BCRA issued new regulations setting forth certain limitations on the flow of foreign currency into and from the Argentine foreign exchange market, aimed both at generating economic stability and supporting the country’s economic recovery.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

On April 30, 2020, the BCRA issued Communication “A” 7001 (as amended by Communication “A” 7030 and Communication “A” 7042 and as further amended and supplemented from time to time) Communication “A” 7001 setting forth certain limitations on the transfer of securities into and from Argentina. Pursuant to Communication “A” 7001 access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad (for any purpose) shall be subject to BCRA’s prior approval, if the individual or entity seeking access to the Argentine foreign exchange market has sold securities which settled in foreign currency or transferred any such securities to foreign depositaries during the immediately preceding 90 calendar days. Further, Communication “A” 7001 sets forth that the individual or entity must undertake not to perform any such sale or transfer during the succeeding 90 days after such access. In these cases, the Depositary for the ADSs may hold ADS holders’ Argentine Pesos and may cannot convert them into foreign currency.

In addition, Communication “A” 7106 placed certain restrictions on foreign exchange transactions carried out by individuals, specifically with regards to payments with credit cards in foreign currency or with debit cards made abroad. Under Communication “A” 7106, it was also established that non-residents are not allowed to sell securities executed abroad in the local stock market in exchange for foreign currency.

We cannot predict how the current restrictions on foreign transfers of funds may change after the date hereof and whether they may impede our ability to fulfill our commitments in general and, in particular, our obligations underlying the ADSs. In addition, any future adoption by the Argentine government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their Class B Shares and ADSs, and may adversely affect the market value of the ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 90% of the aggregate market capitalization of the BYMA as of December 31, 2020. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in the Class B Shares underlying ADSs or ADSs in the United States and Argentina, respectively, will use different currencies (U.S. dollars on the NYSE and Pesos on the BYMA), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the Class B Shares underlying ADSs on these two markets may differ due to these and other factors. Any decrease in the price of the Class B Shares underlying ADSs on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy the Class B Shares underlying ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage”. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B Shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act of 1934 (the “Exchange Act”) related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act, and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act.

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

CVH owns Class D Shares representing 28.16% of Telecom Argentina’s total capital stock —directly and indirectly through its wholly owned subsidiary VLG. GC Dominio owns 26.44% of the total capital stock of CVH, which represents 64.24% of the voting stock and votes of CVH. Fintech Telecom LLC (Fintech or FTL) owns Class A Shares representing 20.83% of the total capital stock of Telecom Argentina, and additionally owns Class B Shares in the form of ADSs representing 9.2% of total stock of Telecom Argentina.

PART I - ITEM 3 KEY INFORMATION — SELECTED FINANCIAL DATA	TELECOM ARGENTINA S.A.

On April 15, 2019, FTL, CVH and VLG entered into the Voting Trust Agreement (as defined below) pursuant to which FTL and VLG contributed certain shares to the Voting Trust (as defined below). Except in respect of certain veto matters, the co-trustee appointed by CVH must vote all the shares contributed to the Voting Trust on all matters presented for vote generally to Telecom Argentina stockholders, in the same manner that CVH votes its shares in Telecom Argentina or as instructed by CVH. For more information about the Voting Trust, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

Through its ownership of Telecom Argentina Class D Shares and pursuant to the arrangements resulting from the Telecom Shareholders’ Agreement and the Voting Trust, CVH, as a general matter, has the ability to determine the outcome of any action requiring our shareholders’ approval (except for veto matters). In addition, our bylaws provide Class A and Class D Shares, and the directors appointed by Class A and D Shares, with veto powers, with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

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

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See “Item 4—Information on the Company— Introduction—Significant 2020 Events—Public Tender Offer due to change of control”. The existence and outcome of any tender offer for our shares and/or ADSs would have an impact over the prices of our Class B shares and ADSs, which could result in a decline in the value of your investment.

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

Telecom Argentina is organized as a corporation (sociedad anónima) under Argentine law. The duration of Telecom Argentina is 99 years from the date of registration with the IGJ (July 13, 1990). Telecom Argentina conducts business under the commercial name “Telecom”.

On January 1, 2018, the transfer of Cablevisión’s operations to Telecom Argentina took place. As a result, the Merger between Telecom Argentina and Cablevisión became effective, and on that date Telecom assumed Calevisión’s then existing operations.

We are one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. In terms of subscribers, we are one of the largest telecommunications, cable television and data transmission service providers in Argentina and one of the largest cable television services providers across Latin America. Additionally, we are an important Multiple Systems Operator (“MSO”, a company that owns multiple cable systems in different locations under the control and management of a single, common organization) in Argentina in terms of subscribers.

We offer our customers “quadruple play” services, combining mobile telephony services, cable television services, Internet services and fixed telephony services. We also provide other telephone-related services such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services We provide our services in Argentina (mobile, cable television, Internet and fixed and data services), Paraguay (mobile, Internet and satellite TV services), Uruguay (cable television services) and the United States (fixed wholesale services).

As of December 31, 2020, (i) our mobile telephony business had approximately 18,433 thousand subscribers in Argentina and approximately 2,351 thousand subscribers in Paraguay, (ii) our Internet business reached approximately 4,146 thousand accesses, (iii) our cable television business had approximately 3,543 thousand subscribers and (iv) we had approximately 2,821 thousand fixed telephony lines in service.

In 2020, our revenues amounted to P$301,596 million, our net loss amounted to P$5,104 million, our Adjusted EBITDA (see the purpose of use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA”) amounted to P$102,888 million and we had total assets of P$752,054 million.

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

Significant subsidiaries

As of December 31, 2020, Telecom Argentina’s significant subsidiaries were Núcleo S.A.E, PEM S.A.U, Cable Imagen S.R.L., Televisión Dirigida S.A., Adesol S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Telecom Argentina USA Inc. and Micro Sistemas S.A.U. For further information on our significant subsidiaries, see Exhibit 8.1 to this Annual Report.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Significant 2020 Events

Rates regulation

On August 22, 2020, the PEN issued Decree No. 690/20, amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility. Decree No. 690/20 further established that (i) the prices of the Essential and Strategic Competition Public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service, and (iii) the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM. Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment any regulation related to the ICT’s PBU, and also suspended any prices increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020. Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions Nos. 1,466/20 and 1,467/20.

Resolution No. 1,466/20, among others, allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan. The Resolution also defines the beneficiaries of this PBU, among other matters.

The Company has initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions and requesting a preliminary injunction that would suspend its application. The preliminary injunction was denied on January 29, 2021 and the Company appealed the court’s decision. As of the date of this Annual Report, the resolution of the mentioned appeal is still pending. The Company is consulting with its legal advisors with respect to the further actions available to the Company to protect its legal rights.

On the other hand, during January and February 2021, the Company has been notified of two preliminary injunctions promoted by ACUBA and a representative of the cable television industry of the Province of Córdoba (Argentina).

For further information about Decree No. 690/20, its related regulation and the related legal proceedings, see “Item 4 —Regulatory Authorities and Framework— Amendment to Law No. 27,078 – Argentine Digital Law”.

Impact of COVID-19 in Argentina and our operations

By the end of December 2019, the World Health Organization received a report of pneumonia cases originated in Wuhan, Province of Hubei, China. The report was related to the outbreak of a new virus called COVID-19, which soon spread to several provinces of China and then to other countries. The outbreak and spread of COVID-19 generated several consequences on businesses and economic activities at a global level.

Given the extent of the COVID-19 spread, several governments in the world have implemented drastic measures to restrict the movement of the population and to prevent the spread of the virus, including the imposition of mandatory isolation and the suspension of non-essential commercial activities. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic.

Since March 20, 2020, the Argentine government set forth several measures intended to reduce the movement of the population, and imposed the ASPO, which only allowed the movement of individuals performing activities considered essential by the Argentine government, including the provision of telecommunication, fixed and mobile Internet and digital services. The ASPO has been extended throughout the year 2020, and has been modified from time to time attending the epidemiological situation in general and per region.

We provide valuable services to society, as through our services people, homes, companies and governments remain connected, which became a priority during the pandemic. Our services also allow small, medium and large companies to remain in business, and therefore contribute to sustain our country’s economy. Moreover, since the beginning of the COVID-19 outbreak our services have allowed people to stay connected and entertained, as well as to work from home and remain informed while complying with the ASPO.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Although there have been difficulties of different kinds during the COVID-19 pandemic that slowed down or made operations more complex, such as the increase in Internet data traffic, the increase in mobile voice service, the decrease in collections, and mainly limitations on our ability to conduct repairs and installations inside customers’ homes, among others; our operations continued and we expect them to continue despite such difficulties, as the pandemic did not have significant impact on our financial condition or results of operations.

For further information related to the impact of COVID-19 and the internal or external measures we promoted during the sanitary emergency, see “Item 3—Risk Factors— Risks Relating to Argentina—The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations” and Note 29 of our Consolidated Financial Statements.

Public Tender Offer due to change of control

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer due to a change of control (“PTO”) for all Class B Shares issued by Telecom Argentina listed on BYMA (including outstanding Class C Shares of Telecom Argentina that might be converted into Class B Shares before the expiration deadline) (the “PTO Shares”) at a price of P$110.85 per PTO Share (previously deducting the items detailed in the PTO announcement).

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine Pesos at the foreign exchange rate in effect on the business day immediate prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and initiated the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” (File. No. 7998/18) in the Federal Civil and Commercial Court No. 3. On November 1, 2018, the Federal Civil and Commercial Court No. 3 confirmed a preliminary injunction obtained by CVH and ordered the CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO promoted by CVH on June 21, 2018.

On June 10, 2019 CVH informed Telecom that on such date CVH was served with notice of a preliminary injunction rendered on May 9, 2019 in the case “Burgueño Daniel v. Executive Branch - CNV on (Autonomous) Preliminary Injunction” (File No. 89537/18) pending before the Court of Appeals on Administrative Litigation Matters No. 1, Secretariat No. 1, suspending the process relating to the PTO until the CNV resolves on the applicability of Resolution No. 779/18 or the expiration of the term contemplated in section 5 of Law No. 26,854 governing injunctions. This preliminary injunction was extended by several succeeding court decisions, being the last one the court decision rendered on May 15, 2020, which extended the mentioned preliminary injunction for six months.

On July 6, 2020 CVH informed Telecom that on such date CVH was served with notice of a decision rendered on July 3, 2020 by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño Daniel v. Executive Branch - CNV on (Autonomous) Preliminary Injunction” (File No. 89537/18), whereby said Court decided to interrupt the judicial recess period only to consider the appeal filed by the CNV on May 26, 2020, dismiss such appeal and, consequently, confirm the extension of the preliminary injunction granted thereunder.

On the other hand, on July 19, 2019, CVH was served with notice of a resolution rendered on the same date by the Chamber I of the Federal Civil and Commercial Court of Appeals in re “Cablevisión Holding S.A. v. Argentine Securities Commission on Injunctions” (File No. 7998/18), lifting the preliminary injunction granted to CVH whereby the CNV was ordered to abstain from issuing any decision with respect to the authorization of the PTO. The resolution also provided that an appeal by CVH of the CNV’s decision with respect to the PTO would have a suspensive effect. CVH filed an extraordinary appeal against the Federal Civil and Commercial Court of Appeals’ decision, which was dismissed on December 26, 2019. However, as explained above, the PTO remained at the time subject to the preliminary injunction obtained by a shareholder of CVH – Daniel Burgueño – in the separate legal proceedings mentioned in the previous paragraphs.

On November 26, 2019, CVH was served with a notice of a proceeding initiated by a shareholder of CVH, Mr. Daniel Burgueño, in re “Burgueño, Daniel Fernando v. EN-CNV s/ Proceso de Conocimiento” (File No. 33763/19), pending before the National First Instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1. Mr. Burgueño seeks the court to rule that CVH is not required to conduct the PTO as a result of the change of control in Telecom in light of paragraph k) of Section 32 of Resolution CNV No. 779/18, regulating Law No. 26,831 (as amended by Law No. 27,440).

On December 27, 2019, CVH informed Telecom that on such date CVH was served with notice of the first instance court’s decision in re “Burgueño, Daniel Fernando v. EN-CNV s/ Proceso de Conocimiento” (File No. 33763/19) ruling in favor of the complaint brought by Mr. Burgueño, confirming that CVH does not have the obligation to conduct a PTO according to Resolution CNV No. 779/18, specifically Section 32, paragraph k), and ordering the CNV to deem the proceedings initiated in connection with the PTO concluded, and also ordered CVH to cease with the PTO.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

On September 8, 2020 CVH informed Telecom that on such date CVH was served with notice of a decision rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño, Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19), rejecting the appeal filed by the CNV of the decision rendered by the court of first instance mentioned in the prior paragraph.

Finally, on October 29, 2020, CVH informed Telecom that on such date CVH was served with notice of the judgment rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño, Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19) dismissing the extraordinary appeal filed by the CNV against the first instance judgment rendered on September 8, 2020 mentioned in the prior paragraph.

As of the date of this Annual Report, the decision rendered by Chamber V of Federal Court of Appeals on Administrative Litigation Matters issued on September 8, 2020 in re “Burgueño, Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19) is not final, since the CNV can still initiate further appeal directly before the Supreme Court of Justice.

Series 5 Notes – Foreign currency financial debt renegotiation

On July 7, 2020, the Company began the offering of its Series 5 Notes, with the purpose of refinancing Series “A” Notes and its loan with Deutsche Bank AG, London Branch, jointly with a solicitation of consents to amend certain terms and conditions of its Series “A” Notes. Series “A” Notes holders that chose to tender their notes for the subscription in kind of Series 5 Notes, received for each US$1,000 of Series “A” Notes delivered to the Company: i) US$700 of capital of Series 5 Notes; and ii) US$320 in cash.

On August 6, 2020, Telecom, issued a new series of notes in a principal aggregate amount of U$S388.9 million (approximately P$28,273 million as of the date of issuance), of which US$253.5 million correspond to instruments to be subscribed in kind through the exchange of Series “A” Notes and US$135.4 million correspond to notes subscribed for in cash. The new notes mature on August 6, 2025. Principal will be paid as follows: 3% on February 6, 2023, 30% on August 6, 2023, 33% on August 6, 2024 and 34% on August 6, 2025. Interests will be paid semiannually as accrued, to the maturity date, at an annual fixed rate of 8.50%.

According to the offer, the nominal value of Series “A” Notes delivered to the Company for the subscription in kind of Series 5 Notes amounted to US$362.2 million, representing approximately 77.74% of total outstanding Series “A” Notes, which were settled and retired. As a result, the remaining nominal value of outstanding Series “A” Notes amounts to US$103.4 million.

Additionally, the Company fully settled the bank loan with Deutsche Bank AG, London Branch, which at repayment had a total outstanding capital amounted of US$187.5 million, including interest accrued at that date and related expenses.

For further information of Series 5 Notes and other financial developments, see Note 13 of our Consolidated Financial Statements and Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity and Capital Resources —Financial Debt Developments during 2020.

Recent Developments

Global Programs for the issuance of Notes

Telecom Argentina

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced on January 14, 2021, the subscription of new series of notes for a total nominal value determined in UVA equivalent for up to P$1,500 million, that could be increased to P$12,000 million. The amount of the Notes finally issued and its main characteristics are detailed below:

Series 8 Notes

Issuance date: January 20, 2021.

Amount involved: 133,628,950 UVA (equivalent to P$8,708,598,672 as of the date of issuance).

Maturity Date: January 20, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 4.00%. The last interest payment date will be on maturity date.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Cash dividends collected from associates

During February 2021, we received cash dividends from Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A. in an amount of P$157 million (P$156 million directly and P$1 million indirectly through the subsidiary Inter Radios S.A.U.).

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

Also, Telecom carries out activities abroad (Paraguay, Uruguay and the United States). These operations are not analyzed as separate segments by the Executive Committee and the CEO, who analyze the consolidated information of Telecom and its subsidiaries in Argentina and abroad, taking into account that activities of foreign companies are not significant for Telecom. For a breakdown of total revenues by category of activity, please see “Item 5 – Operating and Financial Review and Prospects”. For more information, see Note 1.c) of our Consolidated Financial Statements.

Main Products and Services

As of December 31, 2020 we offered our customers a diverse range of services, including:

•	Mobile Telephony Services: Services offered under the brand “Personal,” including voice communications and high-speed mobile Internet, among others; and sale of mobile communication devices (handsets, modems MiFi and wingles), which we have the ability to finance through alliances with certain financial entities. The services are supported in the different technologies of the mobile network (3G/4G);

•	Internet Services: High-speed cable modem and Fiber To The Home Internet services offered under the “Fibertel” brand and ADSL Internet services offered under “Fibertel Lite” brand. Such services provide speeds for up to 1,000 MB, recently introduced to the market;

•	Cable Television Services: Cable television services involve the operation of cable television networks installed in different locations in Argentina and Uruguay. We offer a wide range of cable television services under the brand “Cablevisión” such as “Cablevisión Clásico,” our basic, analog cable television product; “Cablevisión Digital,” provided through a digital decoder that gives subscribers access to radio and music channels, among others, and certain premium channels; “Cablevisión HD,” provided through a high definition decoder; “Cablevisión On Demand,” that grants subscribers access to an “On Demand” service that includes a wide range of content; and “Cablevisión Flow,” that enables our subscribers to access TV content on multiple devices such as smartphones, tablets and smart-TVs. On the other hand, through Tuves, we have a license for the provision of DATDH (Distribution of Audio Signals and Direct Television to the Home) services in Paraguay; and

•	Fixed and Data Services: voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport signals), and IT solution outsourcing, among others.

Mobile Telecommunications Services

Overview

Our mobile telecommunications service offerings in Argentina under the brand “Personal” include voice communications, high-speed mobile Internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches).

As of December 31, 2020, we had approximately 18,433 thousand mobile subscribers in Argentina.

Through Personal, we provide mobile services on 850 MHz in the Northern Region and AMBA, 1,900 MHz, 700 Mhz and AWS (paired frequencies in 1,700 MHz and 2,100MHz) in the whole country and 900 Mhz and 2,600 Mhz assigned by localities.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Residential and Corporate Services

We offer mobile telecommunication services to residential and corporate subscribers through a variety of flexible options. These options include prepaid, post-paid and “Abono Fijo” (mixed) plans.

•	Prepaid Plans. Under prepaid plans, subscribers pay in advance for services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Our mobile telecommunication subscribers may browse the Internet, make and receive local, national and international calls and buy multimedia content. We offer a variety of “packs” which enable customers to use the abovementioned services at lower prices. These packs may include a fixed amount of minutes to make national or international calls, SMSs, and a quota of megabytes to access the Internet, among other services.

•	Post-Paid Plans. Under post-paid plans, subscribers pay a monthly fee for a particular plan, plus charges for additional services not included in such plan. Most of the plans we offer include a quota of megabytes for browsing the Internet and unlimited airtime for on-network calls and SMS. Depending on the price, some plans include an amount of free seconds or unlimited airtime for off-network calls. Once the included seconds have been used, subscribers can continue using the mobile service at a set price per second. Subscribers can also buy packs of additional megabytes to continue browsing the Internet after they have used the megabytes included in their monthly plan. The charges for additional airtime, megabytes or multimedia content, are added to the following month’s bill. Under post-paid plans, we also offer M2M plans, based on the IoT concept, which refers to the digital interconnection of everyday objects with the Internet, and are specially focused on business customers. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection.

•	Abono Fijo. Under the “Abono Fijo” plans, a subscriber pays a set monthly bill. As in post-paid plans, most of these plans include a quota of megabytes for browsing the Internet, unlimited airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the prepaid seconds have been used or the Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system.

Our strategy during 2020 focused on further promoting the consumption of high-speed services by providing upgrades and improving the experiences of certain customers, and more generally addressing the needs of small, medium and large customers.

The main developments in our residential and corporate services during 2020 were the following:

•      our offer of mobile services ranged from prepaid plans to postpaid plans, and between 2 Gigas and 20 Gigas;

•	we focused on the development of convergent offers for our customers, offering additional bonuses upon the purchase of various services, to increase customer loyalty. We extended the initiative to corporate customers, seeking to increase services convergence;

•	we launched “Mi Negocio Personal” (My Personal Business), an e-commerce platform that allows micro-entrepreneurs to digitize the commercial experience of their business and sell to its customers in a personalized way through social networks chosen and with integrated payment methods; and

•      as our customers’ internet consumption evolved, we worked in international services while focusing on increasing the efficiency of international traffic management, minimizing the cost of the service to sustain the simplification and evolution of the roaming offer and achieve a higher perceived quality. We added higher national and international roaming data quotas for America and Europe to our mobile plans.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to provide the wholesale services summarized below.

•	International Business. During 2020, we focused on maximizing the profitability of the international roaming business through cost optimization, increasing inbound traffic capture to Argentina and strengthening our market positioning. In this connection, we developed actions to access new international locations, 3G infrastructure, 4G LTE and CAMEL (Customized Applications for Mobile Network Enhanced Logic) agreements, in order to provide a better user experience to our subscribers.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Also in 2020, we entered into update agreements with content aggregators aimed at differentiating international SMS A2P (messages sent from applications to persons) traffic from local traffic, and implemented a firewall (system blocking spams and non-authorized access) that allows control of our network, providing complete protection to our customers.

•	Domestic Business. Our wholesale services are comprised of call termination in a mobile network (TLRD), interconnection traffic (which include origination, transit and transport charges), sale of infrastructure to large groups, national roaming, as well as sales and leasing of conventional and unconventional infrastructure sites. In order to fulfill regulatory requirements of 4G coverage deployment, a new modality of active network infrastructure sharing, called RAN Sharing, was agreed at the industry level. This modality allows Telecom to optimize the deployment times and investments necessary to provide 4G coverage to a greater number of locations and routes in the country.

During 2020, Telecom worked together with two other Argentine mobile service providers to strengthen the scope of sites covered under this modality.

Network and Equipment

In terms of infrastructure, during 2020 we improved the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks, and the deployment of fiber optics to connect all homes with broadband, which also had an impact on fixed and data network. This allowed us to stand out from our competitors, significantly improving the NPS of our clients.

During 2020, service providers in Argentina continued to make significant capital expenditures in new network infrastructure for the enhancement and deployment of 3G and 4G technology, which allows higher transmission speeds needed for data transfer, video calling and Internet browsing to also improve coverage.

The deployment of 4G / LTE reached a coverage of 95% of urban population, in 1,879 localities as of December 31, 2020. Additionally, we reached a coverage of 98% of the population of major cities of Argentina, as of that date. In addition, the deployment of 4G + services continued to advance throughout the country, thanks to the solution of Carrier Aggregation 4G (using two simultaneous frequency bands). Our customers with access to our 4G network perceive a better service experience, primarily with faster speeds that reach 300 Mbps, with capacity to reach speeds of 1,000 Mbps. On the other hand, approximately 23% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections.

Finally, a plan for the deployment of mobile sites with satellite backhaul was started (a network that connects mobile access sites with stations through satellite links) in order to reach remote areas with low population density to provide them with connectivity.

In February 2021, we set-up the first 5G network in Argentina, putting into operation 10 mobile antennas in the cities of Buenos Aires and Rosario to use with suitable devices. We used Dynamic Spectrum Sharing (“DSS”), a technology leveraged on the current 4G network, that allows to turn on 5G accesses dynamically and on demand. The 5G network will allow speeds of 10Gbps, and provides greater capacity for connected devices, coverage and features than 4G and 4.5G networks.

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

Nextel

During, 2020, we completed the migration of customers from Nextel to Personal and the Nextel network was discontinued.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

➢	Internet Services

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

During 2020, we continued promoting broadband offers, providing greater speed to customers that have technical availability to use it.

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

During 2020, we continued deploying our FTTH network both in greenfield areas (an area where we have not deployed any of our technology networks: Copper, HFC or FTTH) and in the reconversion of brownfield areas (an area where we have network deployment), granting more customers access to ultra-high internet velocity with speeds of 1000MB and also upgrading the customer base average speed by migrating customers to our HFC network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2020, the number of customers with access FTTH technology grew 55% compared to December 31, 2019. Internet dial-up service represents a marginal percentage of our revenues. We continue to provide this service to a small market where broadband service is not available.

Residential and Business

As of December 31, 2020, we had approximately 4,146 thousand Internet subscribers.

We believe that Fibertel is the broadband service that offers the best selection of speeds in the Argentine retail and corporate market and at competitive prices. During 2020, we continued to improve the capacity and the speed of our service, boosting customer experience. Through the Fibertel brand, we provide high-speed Internet services in the AMBA, Córdoba, Rosario, Campana, Río Cuarto, Posadas, Salta, Olavarría, Pergamino, Mar del Plata, Bahía Blanca and Santa Fe, among other cities in Argentina.

The internet connectivity products we provide through the Fibertel brand are specially tailored to the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services.

We offer Internet products ranging from 20 to 1,000 MB.

Customers with a service of 20 MB or more represent 71.5% and 62.4% of the total customer base as of December 31, 2020 and 2019, respectively. Within this range, customers have contracted service plans of 100 MB, 300 MB and 1,000 MB which, as of December 31, 2020 amount to 551,455, 97,433 and 2,279, respectively, positioning our “Fibertel” brand as the technological benchmark brand of the industry.

Additionally, during 2020 we introduced “Infinite”, a new technology with an automatic switch between fixed and mobile, providing continue connectivity and tools that allow customers to get better performance of Internet connection. This portfolio consists of 100, 300 MB or 1, 000 MB connectivity, including a 4G backup and a control center.

Finally, we offer international IP access through well-known global backbone providers.

Network and Equipment

In order to continue bringing fiber optic to customers, we consolidated the deployment of the different fiber optic architectures (mainly FTTH), substantially improving the possibility of offering high speed services. This deployment encompassed residential and corporate customers, new neighborhoods, gated communities, high-rises and shopping centers. With respect to the FTTH networks, their deployment allowed us to expand coverage. With respect to HFC, the reduction of the service areas and the increase in upstream capacity resulted in better service for users.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The renewal of the access network, together with the transformation process of the transport network, allows sites to be connected at maximum speed with each other and with the stations, and with the rest of the world. Based on these improvements in the transport network by bringing fiber optics to home, we continue to focus on offering customers the option of increasing access speed, moreover considering the need of home office in 2020, as a consequence of the ASPO as a result of the COVID-19 pandemic.

Additionally, following our network integration and the installation of a new core in AMBA in 2019, during 2020 we began the installation of the new Internet Gateway to connect network to Internet.

Competition

We face nationwide competition in the Internet service market in Argentina from Telefónica, AMX Argentina (commercially known as Claro), Gigared and Telecentro (providing a triple-play offer), among others. During 2020, Telefónica and AMX accelerated their investments for the construction of their fixed FTTH networks, increasing their penetration and ability to serve households in different areas of the country. This presents a new challenge for us with respect to the competitive scenarios of prior years, as new players with international support are aggressively entering the market. Our data services business faces competition from Telefónica, AMX Argentina and from several providers of niche data services such as Level 3 Argentina, IPlan and others.

➢	Cable Television Services

Overview

We deliver a two-way network with a bandwidth capacity of more than 1 GHz to approximately 81% of the homes passed through our cable network (87% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2020, we had approximately 3,319 thousand cable television subscribers in Argentina.

Our Cable Television Networks and Operating Regions

As of December 31, 2020, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of December 31, 2020, Telecom’s cable network covered approximately 70,000 kilometers, and its interurban fiber optic network passed through approximately 30,000 kilometers.

Retail and Corporate Programming and Other Cable Television Services

In 2020, we continued investing significant resources to expand the variety of programming options in order to appeal to potential new subscribers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, digital packages, DVR, HD packages, video-on-demand services (VOD) and magazine distribution.

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

The Flow STB service (which provides all of its programming in HD) offers our clients the option to pause, rewind, start from the beginning and record contents. On the other hand, during 2020 we continued incorporating the option to access different apps such as Disney +, offering an exclusive three months free of charge period to our customers. Through this app, our customers can enjoy Disney, Pixar, Marvel, Star Wars and National Geographic content.

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

OTT Services

In order to enhance our customers experience while accessing our content offer, we offer a digital platform branded “Flow” that integrates television channels with On demand content. Through Flow, which uses the fastest fiber optic network in the country, our customers are able to watch television at any time and place and from any device (such as tablets, smartphones and smart TVs, among others). Flow allows us to distribute contents through an IP structure coupled with digital television quadrature amplitude modulation, which included adequate security measures. Flow enabled our customers to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand”, contents and “cloud DVR” (which allows subscribers to save content in the provider’s database instead of the subscribers digital recorder). In 2020 we lunched “Flow Now”, a box-less experience for our broadband customers.

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

Paid television industry is highly fragmented, and our largest competitors are Telecentro S.A., which is focused in the AMBA Region, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. In addition, Telefónica and AMX consolidated their offer of video products together with fixed broadband, in the context of the development of their fixed network. Telecom also considers OTT Internet video system providers such as Netflix, Disney+, Prime Video and On Video as competitors.

Among paid television systems, competition is driven primarily by price, programming services offered, customer satisfaction; and quality of the system.

Network and Equipment

Our network’s trunk or backbone portion in AMBA consists entirely of fiber optic cable. We built a fiber optic cable ring around the City of Buenos Aires that provides network redundancy (which helps ensure network availability in the event of a network device or path failure resulting in unavailability) and improves overall network reliability. We have deployed a similar fiber optic network architecture in other major cities.

In addition, cable television service is also provided through FTTH networks with IP technology, combining state-of-the-art networks to provide high-capacity Internet with video services through the same physical link.

➢	Fixed and Data Services

Overview

We own and operate a fixed local line telephone network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Following the opening of the entire Argentine market to competition in 2000, we expanded our footprint to the Southern Region of Argentina, to provide nationwide coverage. Fixed and Data Services are comprised of the following:

Residential and Corporate Telephony Services

•	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2020, we had approximately 2,821 thousand fixed telephony lines in service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

During 2020 we continued to strengthen our TOIP (fixed telephony service over IP) services and position through the evolution of the portfolio of security services solutions, together with a communication and dissemination campaign throughout the year, aiming to bring our wide range of services closer to corporate customers.

Wholesale Services

During 2020, we remained one of the leading providers of wholesale telecommunications solutions for the different providers and operators in the market, including cable operators, ISPs cooperatives and other service providers. Wholesale services include:

•	Infrastructure services. Infrastructure services primarily refer to:

✓	Interconnection services. Interconnection services include, among others, traffic and interconnection resources, dedicated Internet access services, transport of video signals in standard definition and high definition (which allows our customers to play multimedia content via Internet without the need of download), streaming audio and video, dedicated links, backhaul links for mobile operators, data center hosting/housing services (storage), dedicated links, layer 2 (Lan To Lan) and layer 3 (Internet Protocol Virtual Private Network) transport networks, video links, and value-added services, among others, and

✓	Data and Internet services. Data and Internet services mainly include IP transit service, transportation solutions for audio and video signals, both as dedicated private links and on the Internet. During 2020, most of the business focused on IP transit service, demanded by ISPs providers in order to supply Internet connectivity to their customers in different market segments, which generated a significant increase in local and international bandwidth usage.

•	International Long-Distance Service. We hold a non-expiring license to provide international telecommunications services in Argentina, including voice, data services, housing and international point-to-point leased circuits. Revenues consists mainly of connectivity to the Argentine telephone network, bandwidth capacity under IRU, international point to point lease circuits, housing in the datacenter located in Argentina and data and IP transit services. We are connected to international telecommunications networks, mainly through various submarine fiber optic cables.

•	Services provided in the United States: During 2020, we continued developing commercial actions aimed at higher profitable wholesale products, among which are the services for OTTs. Our presence in the United States, through our subsidiary Telecom USA, has enabled us to develop links with major North American cloud content and service providers.

Corporate Data Services

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

The main solutions offered to large customers in recent years —that also continued during the year ended December 31, 2020— included, among others, the expansion of the truncated digital communications system for various agencies of the Autonomous City of Buenos Aires; the provision of 911 systems for public safety management, datacenter solutions to optimize operations for a supply chain management company and the implementation of unified communications, networking, collaboration and firewall solutions, with CISCO technology, for an insurance company.

In 2020, we launched a new security solution, the “Centro de Ciberdefensa” (Cyber Defense Center), designed to meet the demand for online security in companies. This solution, aimed exclusively at cybersecurity monitoring, is a tailored and flexible service depending on the needs of each company, which permanently monitors the events that may occur and notifies the customer to take any necessary remediation action.

In relation to IoT solutions, we provide the necessary technology for customers to connect to their data, applying intelligence for better and faster decision-making, helping them develop and improve the efficiency of their business. During 2020, we developed a new solution to add to the agriculture solutions portfolio, the “Remote monitoring of grains”.

During 2020, we maintained our focus on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the world class multi-site network of datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

In addition, we continued investing in our major datacenter in the city of Pacheco, province of Buenos Aires consolidating its position as leader in the market and enhancing the level of services supplied. These investments are intended to support business growth in the next few years with the highest market standards.

Network and equipment

Our network strategy, for the medium- and long-term, focuses on satisfying the demand of the services we provide, improving our customers’ experience and promoting technology evolution.

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

Regarding data services, our main competitors are Centurylink and Edgeconnex (an international datacenter specialized company that increased its market presence during 2020).

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

Paraguay

We provide nationwide mobile telecommunication services in Paraguay through Núcleo, under the “Personal” brand. Núcleo was granted licenses to provide commercial mobile services, Internet access, and videoconferencing and data transmission services in Paraguay.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2020 Núcleo had approximately 2,351 thousand subscribers.

As to Internet access services, during 2020 Núcleo offered services through a combination of fiber optic Internet and Flow service. As the COVID-19 pandemic generated an increase in the use of Internet at home, Núcleo generated record revenues in this service.

With respect to postpaid mobile services, during 2020 Núcleo focused its strategy on capturing customers through aggressive offers with discounts ranging between 30% to 50% on plans or data duplication. Likewise, different campaigns were implemented to retain postpaid customers. Regarding prepaid mobile services, Núcleo offered packs that included benefits in the use of data, in addition to unlimited calls to all operators.

Finally, in 2020, Núcleo supported the growth of the corporate segment, with the launch of a new brand identity and new products and services, seeking to position itself as an integral solutions provider.

Núcleo is the controlling company of Tuves. The main activity of Tuves is the distribution of audio and television signals via satellite to customers’ homes. Núcleo is also the controlling company of Personal Envíos. The main activity of Personal Envíos is to provide mobile financial services.

Network and Equipment

In 2020, Núcleo continued with the deployment of the fixed network, reaching 450 thousand homes, which allowed improving the country’s connectivity and economic convenience to its customers, becoming the operator with the largest fiber optic coverage in Paraguay.

In 2020 Núcleo expanded the capacity and coverage of its LTE mobile network achieving 41 4G / LTE operative nodes and an “overlapping” of 86.2% (4G / LTE nodes in service over total network sites with 4G / LTE coverage).

By the end of 2020, 76% of the data traffic was carried out over the 4G network, as a result of the constant expansion of capacity in network infrastructure, which has allowed us to follow the needs of our customers in a greater use of data. 83% of customers who use mobile Internet do so over the 4G network.

Competition

Currently, there are four participants in the mobile telecommunications services market in Paraguay. Operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. As of December 31, 2020, Núcleo’s main competitor was Tigo (a subsidiary of Millicom International Cellular). Tigo holds a significant market share in terms of revenue.

In relation to Flow services, there are two other operators that offer similar services in the Paraguayan market, Tigo and Claro, being Tigo the main competitor with its “OneTV” service.

Uruguay

Telecom provides management and administration services to companies that render cable TV services in Uruguay under the brand Cablevisión through Telemás S.A., one of the Adesol’s subsidiaries. Cablevisión in Uruguay provides basic, HD or Premium Television Services.

As of December 31, 2020, Adesol had approximately 140,378 subscribers in Uruguay, providing them with cable television services under different technological platforms, DTH, cable and MMDS (Multichannel Multipoint Distribution System).

On the other hand, Cablevisión Flow service continued to be promoted, offering our customers the possibility of watching television programs and On Demand content, from any device, through a modern platform to which new functions were introduced during 2020.

Network and Equipment

During 2020 Adesol offered services through DTH (Direct To Home) Platform in Montevideo and the metropolitan area comprising Ciudad del Plata and different locations in the department of Canelones and in rural areas of northern of Uruguay. Adesol also offered services through cable TV in the capital cities of Artigas, Salto, Paysandú, Rivera, Tacuarembó and also in Paso de los Toros.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

The television market in Uruguay has approximately 640 thousand subscribers, where Cablevisión holds a 22% share, after DirecTV, that holds a 25%. Then, the rest is divided among different local distributors. Only DirecTV can sell its services across the whole country, while Cablevision and the rest of the cable television operators have only territorial licenses. In Montevideo, Cablevisión leads the market with a 25% share, followed by DirecTV with a 19% share.

Although Cablevision maintained its market share throughout the last years and even increased during 2020, the exponential growth of DirecTV led to the detriment of the rest of the operators.

The market continues showing a downward trend, marked by the increase of online entertainment alternatives, mainly Netflix, which continues increasing its customers base. In November 2020 Disney+ launched its streaming service, which will represent another threat to the traditional television market.

INFORMATION TECHNOLOGY STRATEGY

In 2020, we advanced rapidly in the digital transformation of our operations and in the comprehensive experiences offered to our customers, attaining relevant milestones in spite of the COVID 19 pandemic and the ASPO.

The digital transformation of our operations seeks to integrate all operations and to develop an integrated system of platforms that are leveraged on connectivity and allow us to manage and improve the products and services we offer, and focus on the digital and convergent experience of our customers.

Among the highlights of 2020, we can mention:

•	Business Support Systems Transformation (the “#FAN Program”). The FAN Program is a comprehensive renewal program of the platforms managing the customer relationship, including the provision, charging, invoicing and collection of our services. In 2020 we implemented mobile functionality, migrating over 10 million mobile customers to the new platform. We also developed new functionalities, incorporating to the new platform improved key business processes such as improvements in retail defaulted-payment processes and number portability processes.

•	Real Time Decision and Diagnostics Tools. Within the big data and analytics framework, we consolidated the data office scheme and the customization of our “Real Time Decision” capabilities. This allows us to execute personalized and analytically optimized decisions, giving customers a unique, differential and personalized offer. We added new functionalities to make our best offers tailored to customers.

•	Corporate Systems. During 2020, we completed the implementation of our legacy system SAP S4 Hana, which allowed us to complete the transformation of processes and integrated systems into a single ERP (Enterprise Resource Planning System). This implementation mainly includes central finance (consolidation tool), occupational health, concur (a self-management for minor expenses and travels tool), ariba (a supplier management platform) and fiori (web interface that facilitates the user interaction with SAP), consolidating back office processes (support activities for the management of the Company) and allowing us greater agility, efficiency and standardization to scale and evolve our business through upgrade and automation of the user experience. Also, during 2020 we implemented “Employee Central Payroll”, a change in our payroll process. This change implies the unification of processes under this new SAP compensation system and the outsourcing of our payroll process.

•	Convergent Business: During 2020, we focused on developing a common strategy with respect to digital channels to provide customers with a convergent and omni-channel experience, launching a new e-commerce site and our new self-management application. We expect these platforms to allow us to evolve in our services sales and post-sales experience and to achieve quickly new functionalities. Likewise, and aiming to guarantee the provision of services that had been required by the ASPO, we developed working groups to implement all the requirements related to the minimum services required by the Argentine government.

IT and Datacenter Operations

•	Through our “Cloud Foundations Program”, we are taking the necessary actions to integrate public cloud platforms to our hybrid multi-cloud strategy, adapting our processes and tools in order to exploit the potential of this technology and migrating business applications, thus achieving a performance optimization.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

•	We have started our Datacenter 4 Program (“DC4 Program”), with the aim of having a shared and convergent view from the services, processes and operations of our infrastructure. Two of the fundamental pillars of DC4 are “efficiency and optimization”, deploying flexible models for the future and “cultural change”, acquiring the knowledge and experiences to accompany our transformation as a provider of digital services.
•	With the used capacity of all our corporate systems, we have worked to ensure the availability of data based on “Storage Products” that allow us to continue operating even when disks, controllers and connections to servers are broken.
•	Additionally, during 2020 we worked on the assembly of a second storage communications network in our Pacheco Data Center, which is already completed and ready to provide greater speed and connectivity in the connection of servers and storage.
•	We continue with our process of technological replacement of micro-informatics equipment, having replaced approximately 12,000 equipment as of December 31, 2020, which is equivalent to more than 50% of our stock. We continue working to achieve the technological replacement of approximately 3,000 more equipment during the first quarter of 2021.
•	Under the context presented by the ASPO, we have provided our employees with the necessary tools to perform their tasks remotely (commercial, technical and business support areas), together with the positions of affected teams to call centers, which operate remotely in 7 provinces. All this was achieved in record time and allowing us to field 200,000 daily calls from customers with 85% satisfaction in our relation to them.

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

Telecom’s customer service operations related to fixed and mobile telephony services, Internet and cable television services include specialized call centers and approximately 6,100 customer service representatives consisting of in-house and third-party personnel. By calling the customer service hotline, mobile telephony customers can make inquiries about their accounts. Our model of care includes a special telephone channel for high-value customers (“Black” and “Business” accounts). In line with current market demands, we also provide the option for account self-management through special online portals, therefore simplifying the procedure and providing our customers with alternatives. Access to these online portals includes processes for validating customer identities and analyzing behavioral patterns to anticipate their needs.

Telecom has special customer service programs specifically tailored to the convergent solutions we provide. We implemented and unified in a single contact center platform the different client-to-provider contact channels (including telephone, face-to-face contacts, social networks (Twitter, Facebook) and Multimedia (chat, email). Services provided to our mobile customers will tentatively be incorporated to this platform during 2020. We implemented a real-time decision platform to deliver personalized customer service.

In addition, Telecom also offers a paperless option for invoices and other customer service processes, replacing them with free digital invoices.

From the outset of the ASPO, the Company focused on using and promoting the use by customers of all digital communication channels for commercial purposes. In order to respond to the new demand created by the Isolation requirements, we enhanced digital support by implementing special microsites identified as “I pay from home”.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In 2020, Telecom’s customer satisfaction indexes have been remained above its goal of 87.5%, based on top two box methods, confirming the excellence of the services we provide. Telecom believes that its attention to customer service differentiates it from its competitors and is rewarded with customer loyalty.

SUSTAINABILITY

At Telecom, sustainability is a management model embedded in our corporate policy that allows us to carry out our operations focusing on the generation of value in our economic, social and environmental performance. Our strategy comprises several lines of work. We are leaders in an industry that is one of the pillars for the social and economic development of the country, and we play an active role in the community with sustainable practices and initiatives that add value to the use of technology as a tool for social inclusion and education.

For this reason, Telecom has developed a social investment plan that focuses on the promotion of the use of technology as a tool for the progress and the growth of communities. The plan currently is comprised of three initiatives:

•	Digit@lers: free programming courses aimed at young people interested in developing their future in the technology industry;

•	Chicas digit@lers (Digit@ler Girls): free courses aimed at young women aged between 13 to 17 to introduce them to the world of technology and thus reduce the gender gap in the tech industry; and

•	Nuestro Lugar (Our Place): promotes the responsible, safe and creative use of technology in children and teenagers, through cyber-citizenship and educational workshops at schools. It also includes teacher training for the use of mobile technologies in the classroom.

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

The 2020 Sustainability Plan promoted good practices aimed at all stakeholders - community, employees, suppliers, environment, customers and investors - and aimed to enhance the contribution of social and environmental performance of Telecom.

In 2020 we designed solutions to support people during the social and economic emergency generated by the COVID-19 pandemic, including by providing economic support through public-private initiatives related to health, education, social assistance and prevention.

We disseminate all these initiatives among our stakeholders through our Sustainability Report, a document that we have been publishing for 13 years that summarizes the progress and challenges in building a sustainable management, with a focus on the creation of value for our audiences and for society in general.

The Sustainability Report applies the international sustainability guidelines issued by the Global Reporting Initiative (GRI). The Sustainability Reports details our contribution to the United Nations Sustainable Development Goals (SDG) and its schedule plan until 2030 and to the 10 principles of the United Nations Global Compact, and our compliance with International Standard ISO 26.000:2010 and with the standards established by the Sustainability Accounting Standards Board (SASB). In addition, since 2011, we have submitted the Company's indicators to an external assurance review. This report is also our Communication on Progress of the United Nations Global Compact Principles, to which we have adhered since 2004.

MANAGEMENT OF CHURN

Churn refers to the termination of a mobile telephony, cable television or Internet services customer’s account. The churn rate is determined by calculating the total number of disconnected customers of each of our mobile telephony, cable television and Internet services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period. Reductions in fixed telephony lines in service refers to the reductions of fixed telephony lines in service that form part of the public telephone network, or are connected to such network, as of the end of two relevant measurement periods. We seek to enforce a strict disconnection policy, which provides for the disconnection of cable television services, Internet services and mobile telephony services after a 95-day period of non-payment and delivery of a notice of disconnection. Because most of our mobile telephony services are provided under the Personal brand, historical average monthly churn rates for mobile telephony services customers, included in this Annual Report for comparative purposes, reflect Telecom’s operations prior to the consummation of the Merger.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

On March 24, 2020, the government temporally prohibited the disconnection of services deemed essential for the development of daily life in cases of arrears or default in payments, including electricity, water and gas supply, fixed or mobile telephony, Internet and radio electric link or satellite link subscription television, among others. Subsequently, through the issuance of new decrees, the PEN extended the temporary suspension of the disconnection of services in case of arrears or lack of payment for up to seven consecutive or alternate invoices. The government’s measure also imposed on operators an obligation to continue providing reduced fixed and mobile telephony services, Internet services and cable television services, whether by radio-electric link or satellite link. For further information on Decree No. 311/20 and related regulation, see Note 29 to our Consolidated Financial Statements.

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

Finally, Micro Sistemas is registered as a PSP (Payment Service Providers that offer payment accounts) and is under the oversight of the BCRA and the “Financial Information Unit” (Unidad de Información Financiera or “UIF”) regulations for this type of operations.

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

REGULATORY FRAMEWORK

Argentina

In Argentina, the provision of fixed and mobile telecommunications services, Internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The regulatory framework applicable to our business includes:

•	Law No. 27,078 - Argentine Digital Law or the “LAD” and its amendments;
•	Law No. 19,798 (to the extent it does not conflict with the LAD);
•	the Transfer Agreement and the List of Conditions;
•	the licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Argentine Digital Law

The LAD provides for a single country-wide license and individual registration for information and communication technologies services (Licencia Única Argentina Digital). Pursuant to the LAD, licensees of ICT Services are required to set prices that (i) are fair and reasonable, (ii) cover the exploitation costs and (iii) tend to maximize the efficiency of the supply of these services while maintaining a reasonable operating margin. The LAD also amended the Universal Service (see “—Universal Service”), includes a declaration of public interest of the development of ICT and its associated resources in order to ensure complete neutrality of ICT networks and grant all users the right to access, use, send, receive or offer any content, application, service or protocol through Internet without any restrictions or discrimination. The LAD allows licensees of ICT Services to provide subscription broadcasting services through physical or radio-electric link, including this service within its regulatory scope.

In the past few years, the regulatory framework applicable to services provided by Telecom in Argentina went through a significant number of changes allowing, as of January 1, 2018, the joint provision of fixed and mobile telecommunications services, cable television services and Internet services, known as “quadruple play”.

For more information about the LAD, see Note 2.c) to our Consolidated Financial Statements.

Amendment to Law No. 27,078 – Argentine Digital Law

On August 22, 2020, the PEN issued Decree No. 690/20 amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility.

Decree No. 690/20 further established that the prices of the Essential and Strategic Competition Public ICT Services, the prices of those services provided in accordance with the Universal Service and the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU, and also suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20, both published in the Official Gazette on December 21, 2020.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan, namely:

•	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;
•	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;
•	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;
•	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio electric or satellite link.

Resolution No. 1,467/20 further determines the beneficiaries of this PBU. Licensees are under the obligation to report on a monthly basis the number of customers subscribed to the different compulsory universal basic services. Finally, Resolution No. 1,467/20 also imposes different reporting obligations to be fulfilled before the ENACOM on the licensees that hold registration for subscription broadcasting services by physical or radio electric link and on licensees of subscription television audiovisual communication services by satellite link.

The Company has initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions and requesting a preliminary injunction that would suspend its application. The preliminary injunction was denied on January 29, 2021 and the Company appealed the court’s decision. As of the date of this Annual Report, the resolution of the mentioned appeal is still pending. The Company, with the assistance of its legal advisors, is analyzing the actions available to the Company in order to protect its legal rights.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Preliminary injunction requested by ACUBA

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared nulled. Telecom further requested that the preliminary injunction be lifted. A decision from the court remains pending as of the date of this Annual Report. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of Decree No. 690/20, Decree No. 311/20 and prohibited ENACOM from issuing any subsequent resolutions.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by ATVC, that a preliminary injunction requested by a representative of the cable television industry of the Province of Córdoba was granted ordering the suspension of Decree N° 690/20, of Decree N° 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to Decree No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

Telecom’s License

According to the LAD, Telecom holds a non-expiring Unique Argentine Digital License (Licencia Única Argentina Digital), which allows Telecom to provide a wide range of fixed and mobile telecommunications services, Internet access, subscription broadcasting services (by physical and/or radio electric link) and radio electric service of concentration of links.

For more information about the Unique Argentine Digital License, see Note 2.b) to our Consolidated Financial Statements.

UNIVERSAL SERVICE

The licensees of ICT Services are required to make contributions to the Universal Service Fiduciary Fund equivalent to 1% of the total accrued revenues from the provision of ICT Services, net of taxes and charges.

On July 3, 2020, ENACOM issued Resolution No. 721/20, which replaces the General Regulation of Universal Service approved by ENACOM Resolution No. 2,642/16. Although several modifications were introduced, the new Universal Service Regulation maintains the contributions to the Universal Service Fiduciary Fund of licensees at the level of 1% of ICT’ total accrued revenues, as provided by the previous Regulation.

For further information on the most relevant matters of the new Universal Service Regulation and other Universal Service matters, see Note 2.d) to our Consolidated Financial Statements.

SPECTRUM

Through Resolution SC No. 79/14 and Resolutions SC No. 80/14, 81/14, 82/14 and 83/14, Personal was awarded Lots 2, 5, 6 and 8 and the remaining frequencies of the Personal Communication Services (PCS) and the SRMC, as well as those of the new spectrum for the SCMA, which were offered through a Public auction process approved by SC Resolution No. 38/14. In addition, through SC Resolution No. 25/15 issued on June 11, 2015, Personal was awarded with the remaining Frequency Bands which formed Lot No. 8, and thus completed said Lot.

The Auction Terms and Conditions authorized the use of the auctioned frequency bands for a period of 15 years as from the award of said frequencies. Upon expiration, the regulatory authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by such authority).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

OTHER MATERIAL REGULATIONS

Telecom is also subject to other material regulations in Argentina, such as the Regulation of ICT Services, the General Rules Governing ICT Service Customers, the Number Portability Regulation, General Rules Governing Interconnection and Access, Quality Rules for ICT Services, National Rules for Contingencies, International Roaming Agreement between Chile and Argentina, Infrastructure Sharing Regulation and Subscription Television Services Regulation, among others.

For more information on other material regulations, see Note 2.f) to our Consolidated Financial Statements.

COVID-19 RELATED ISSUES

•	Prohibition to disconnect services in case of arrears or non-payment

On March 24, 2020, the PEN issued Decree No. 311/20, which determined that services related to fixed and mobile telephony, Internet and cable TV would not be interrupted for failure by vulnerable clients to pay up to three consecutive or alternate invoices maturing on and after March 1, 2020. Subsequently, through the issuance of new decrees, the PEN extended the temporary suspension of the right to disconnect services in case of arrears or lack of payment of up to seven consecutive or alternate invoices. Decree No. 311/20 also established that certain customers of our fixed and mobile telephony, Internet and cable television services, by radio-electric link or satellite link, would have reduced services in cases of delay or default in payments. This decree lapsed on December 31, 2020.

•	Telecommunication industry agreement with ENACOM

In May 2020, the Company, together with other companies of the telecommunication industry, entered into an agreement with ENACOM, which was effective until August 31, 2020. This agreement, among other issues, provided: (i) for the suspension of increases in prices of mobile and fixed telephony, Internet and cable television services from May 1, 2020 to August 31, 2020, to ease the situation of users affected by the quarantine, (ii) for the creation of inclusive plans for mobile and fixed telephony and mobile and fixed Internet for users who request such benefit, establishing a fixed price until September 30, 2020, (iii) for the extension of the benefit of “reduced service” ensuring connectivity for users of the prepaid mobile service or Internet service, maintaining the price until October 31, 2020, (iv) that during the term of this agreement employers would not dismiss employees without cause, and (v) that, in the case of salary increases as a result of trade union agreements, this agreement will be renegotiated and the effects of such agreement would be immediately suspended.

For information on the regulations related to COVID-19, see Note 29 to our Consolidated Financial Statements.

Paraguay

In Paraguay, Núcleo has a license to provide mobile telecommunication services (STM and PCS) and a license for the installation and provision of Internet and data services throughout the country. These licenses have been granted for renewable five-year periods. Personal Envíos is authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE), and its corporate purpose is restricted to such service. Tuves Paraguay has a license for the provision of telecommunications services and also the distribution of digital audio and television signals to homes (DATDH). This license has been granted for renewable five-year periods.

Uruguay

In Uruguay, Adesol has contractual relationships with several licensees that provide subscription television services through various systems in such country.

In relation to the Law of Communication Services in Uruguay, Adesol is analyzing the possible consequences that the change in the regulatory framework could generate in its business and any possible legal actions that can be taken in order to protect its rights and its shareholders’ rights.

For more information in relation to the Regulatory Framework to which our operations are subject in Paraguay and Uruguay, also see Note 2 to our Consolidated Financial Statements.

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

Activities relating to Iran

During 2020 we had two activities relating to Iran: (i) our roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allows our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”) and (ii) our international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

i.	Roaming agreements (mobile services)

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Argentina entered into roaming agreements with many foreign mobile networks, including MCI, to allow their customers to make and receive calls abroad.

The Roaming agreement with MCI was terminated on February 1, 2019, through a notarial certificate stating the termination at a technical level of such service.

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

As of December 31, 2020, receivables and payables generated under the roaming agreement with the MCI were as follows:

	December 31, 2020 (In thousands of P$)
Roaming agreements (mobile services)	Receivables	Payables
Iran	22.4	29.4
Total	22.4	29.4
% of respective consolidated total amounts	(a)	(a)

(a)	Less than 0.001%.

ii.	Commercial Agreements with International Carriers (fixed services):

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Telecom Argentina’s total expenses under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$3.8 thousand (P$4.4 thousand in current currency as of December 31, 2020).

During 2020, and regarding outgoing traffic, Telecom has sent traffic to Iran mainly through Verizon Communications Inc. (United States) and Telecom Italia Sparkle S.p.A (Italy).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Regarding incoming traffic, Telecom Argentina charges the relevant international carrier for traffic ending in Telecom’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include balances arising from traffic related to Iran but it is not possible to segregate them.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

Activities relating to the Designated Countries – Cuba, North Korea and Syria

In addition to the mandatory disclosure pursuant to ITRSHRA described above, our activities that directly or indirectly relate to the “Designated Countries” (countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls), during 2020, were the following:

i.	Roaming agreements (mobile services)

During 2020 we maintained Roaming agreements with ETECSA Cuba. The Roaming agreement with MTN Syria was terminated on February 1, 2019, through a notarial certificate stating the termination at a technical level of such service. Finally, we do not maintain any commercial relationship with North Korea.

As of December 31, 2020, revenues, expenses, receivables and payables related to roaming agreements with the Designated Countries were as follows:

	December 31, 2020 (In thousands of P$)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Syria	n/a	n/a	0.6	40.1
Cuba	190.0	9,941.9	174.6	1,650.1
Total	190.0	9,941.9	175.2	1,690.2
% of respective consolidated total amounts	(a)	(a)	(a)	(a)

(a)	Less than 0.001%.

	December 31, 2020 (In thousands of P$ in current currency)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Syria	n/a	n/a	0.6	40.1
Cuba	223.5	11,693.7	174.6	1,650.1
Total	223.5	11,693.7	175.2	1,690.2
% of respective consolidated total amounts	(a)	(a)	(a)	(a)

(a)	Less than 0.001%.

ii.	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries. We do not maintain any commercial relationship involving North Korea.

Regarding outgoing traffic, during 2020, Telecom has sent traffic to the Designated Countries mainly through Verizon Communications Inc. (United States), IBASIS (Holland), Telecom Italia Sparkle S.p.A (Italy) and ETECSA (Cuba).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2020, revenues, expenses and payables from roaming agreements with the Designated Countries were as follows:

	December 31, 2020 (In thousands of P$)
Commercial Agreements with International Carriers (fixed services)	Revenues	Expenses	Payables
Syria	n/a	63.1	n/a
Cuba	1,179.1	8,955.4	450.0
Total	1,179.1	9,018.5	450.0
% of respective consolidated total amounts	(a)	(a)	(a)

(a)	Less than 0.001%.

	December 31, 2020 (In thousands of P$ in current currency)
Commercial Agreements with International Carriers (fixed services)	Revenues	Expenses	Payables
Syria	n/a	74.3	n/a
Cuba	1,386.8	10,533.4	450.0
Total	1,386.8	10,607.7	450.0
% of respective consolidated total amounts	(a)	(a)	(a)

(a)	Less than 0.001%.

Regarding incoming traffic, Telecom Argentina charges the relevant international carrier for traffic ending in Telecom’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic, except for incoming traffic with ETECSA, which comes directly from Cuba.

Accordingly, our total payables and receivables from international carriers include balances arising from traffic related to the Designated Countries but it is not possible to segregate them, except for those balances with ETECSA, which are only related to Cuba.

The outbound costs described in the table above are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following table sets forth our capital expenditures for each of the years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020	2019	2018
		(P$ million)
Land and buildings	6	29	12
Switching equipment	435	471	467
Mobile network access, external wiring & transmission	9,761	9,898	11,351
Computer equipment and software	2,738	1,212	2,425
Other	40,501	75,334	68,596
Subtotal tangible capital expenditures	53,441	86,944	82,851
Licenses	-	19	1,767
Subscribers acquisition costs	1,764	2,192	2,823
Other	527	1	1,495
Subtotal intangible capital expenditures	2,291	2,212	6,085
Total capital expenditures in PP&E and intangible assets	55,732	89,156	88,936
Right of use assets	11,018	7,320	133
Total capital expenditures in PP&E and intangible assets and Right of use assets	66,750	96,476	89,069

Our capital expenditures were approximately US$680 million in 2020, US$1,086 million in 2019 and US$1,273 million in 2018, and represented 18.6%, 27.6% and 25.3% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2021 will be approximately US$610 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

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

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying the amount of PP&E:

	As of December 31, 2020
	Services rendered in Argentina	Other abroad	Total
		(P$ million)
Land and buildings	41,188	709	41,897
Switching equipment	3,293	1,090	4,383
Mobile network access, external wiring & transmission	135,504	7,092	142,596
Computer equipment and software	24,373	1,920	26,293
Materials	25,305	1,587	26,892
Others	77,402	4,816	82,218
Total PP&E, net carrying value	307,065	17,214	324,279	(1)

(1)	Excluding valuation allowance for materials for P$2,604 million and impairment of PP&E for P$812 million.

All the above-mentioned assets were used to provide service to our customers.

As of December 31, 2020, we have entered into purchase commitments relating to PP&E totaling P$20,947 million. Our current major suppliers of PP&E are Sagemcom BroadBand Sas, Huawei International Co. Limited, Huawei Tech Investment Co. LTD Argentina, Nokia Argentina S.A., Corning Optical Communications LLC, IBM Argentina S.R.L., Arris Solutions Inc., Cisco Systems, and Nokia Solution and Networks Argentina.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the rest of this Annual Report, in particular, the sections “Presentation of Financial Information,” “Item 4 —Information on the Company” and the Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. See “Item 3—Key Information—Selected Financial Data”. The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements,” “Item 3—Key Information—Risk Factors” and “—Trend Information” below for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

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

We focus our efforts on several strategic pillars. We believe that the deployment of an infrastructure appropriate to our needs will allow us to offer more services, with a sophisticated fixed-mobile network comparable to those of the largest companies in the world.

During 2020, we prioritized the provision of services that are critical for society as they connect people, homes, companies and governments, in the context of isolation measures related to the COVID-19 outbreak. We were also focused on the people, the organizational culture, the administrative processes, the technological tools and the key factors to achieve competitiveness and ensure the long-term sustainability of our businesses

Consolidated revenues in 2020 amounted to P$301,596 million as compared to P$322,686 million in 2019 and P$351,948 million in 2018. The decrease of P$21,090 million in 2020 (a 6.5% decrease) was mainly due to lower Internet services revenues, Cable Television services revenues, fixed and data services revenues and equipment revenues , partially offset by higher Mobile services revenues. Revenues in 2020 were mainly driven by revenues from mobile services, Internet services, premium cable television services and fixed and data services.

Net loss in 2020 amounted to P$5,104 million as compared to a loss of P$5,293 million in 2019 and a net income of P$11,594 million in 2018. Net loss attributable to Telecom Argentina amounted to P$5,715 million in 2020 as compared to net loss amounting to P$5,985 million in 2019 and a gain of P$11,089 million in 2018.

For a detailed analysis of our results of operations for fiscal year 2020, see “—Years ended December 31, 2020, 2019 and 2018” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2020, 2019 and 2018—Factors Affecting Results of Operations” and “—Trend Information” below.

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

Critical Accounting Policies

Our Consolidated Financial Statements, prepared in accordance with IFRS, are dependent upon and sensitive to accounting methods, assumptions and estimates that we use as a basis for its preparation. We have identified critical accounting estimates and related assumptions and uncertainties inherent in our accounting policies, which we believe are essential to an understanding of the underlying financial reporting risks. Additionally, we have identified the effect that these accounting estimates, assumptions and uncertainties have on our Consolidated Financial Statements. For more information, see Note 3.v) to our Consolidated Financial Statements.

Years ended December 31, 2020, 2019 and 2018

For purposes of these sections, the fiscal years ended December 31, 2020, 2019 and 2018 are referred to as “2020,” “2019” and “2018,” respectively.

Our results of operations are determined in accordance with IFRS as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities that are distributed among the companies in the Group. For further information about our main products and services, see “Item 4—The Business—Main Products and Services”.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all of the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors”. Additional information regarding trends expected to influence our results of operations is analyzed below under “—Trend Information”.

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

During 2020, aggregate economic activity was mainly affected by the COVID-19 pandemic. Argentina experienced one of the sharpest year-on-year GDP declines in its economic history in the second quarter of 2020, when heavy restrictions to social mobility were imposed. In the second half of the year, this decline was partially offset by a higher level of economic activity. In general terms, most of the economic sectors were affected by the general macroeconomic context, with greater impacts in construction, commerce and industry. Additionally, the monetization of the higher fiscal deficit due to the implementation of certain emergency programs designed by the government in response to COVID-19 affected the evolution of monetary and financial variables. As of December 31, 2020, Argentina’s country risk stood at 1,368 points, after the completion of its debt restructuring process with its external creditors. On the other hand, international reserves registered a decrease during 2020, mainly due to sovereign debt payments, interventions of the BCRA in the exchange market and the reduction of dollar deposits in the financial system, reaching approximately 39.4 billion dollars (a decrease of 12% year over year) as of December 31, 2020. As to the international context, the global economy is immersed in a context of deep recession caused by the pandemic, while recovery has accelerated in certain advanced economies and in China due to the fiscal and monetary stimulus packages that were unprecedented in magnitude and in their rapid response. Still, the global economy’s long ascent back to pre-pandemic levels of activity remains prone to setbacks. Specifically, and considering Argentina’s main trading partners, exports to China recovered from deep declines at the beginning of the year, supported by an early restart of activity, while Brazil is experiencing a recovery of its economic activity, which is still conditional after the impact of the pandemic.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Effect of Inflation

Pursuant to International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises, but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information in constant Argentine Pesos as of December 31, 2020, for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.e) to our Consolidated Financial Statements.

The CPI index has registered an increase of 36.1% and 53.8% on a year-over-year comparison for 2020 and 2019, respectively.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2020 and must be restated using the annual index of the current year.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as PP&E, Intangible Assets (including Goodwill) with an impact on deferred taxes and an increase in the Company's equity, including shareholders’ contributions.

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

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the variation of the IPC, calculated from the beginning to the end of each of these years exceeds 55%, 30% and 15%, respectively. In order to calculate income tax inflation adjustments, since the amendment of Law No. 27,541, one-sixth of the income tax inflation adjustment shall be computed in each fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years.

During 2018, the inflation rate did not reach the 55% threshold. Therefore, we did not apply the inflation adjustment regime in such fiscal period. However, during the years ended December 31, 2019 and 2020 the variation of the IPC exceeded the threshold set for the application of the income tax inflation adjustment for tax purposes for these years. Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$14,842 million as of December 31, 2020.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

In 2019, the Argentine Peso continued its devaluation against major foreign currencies, particularly the U.S. dollar. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 40.5% against the U.S. dollar during the year ended December 31, 2020 (compared to 58.9%, 102.2%, and 17.4% in the years ended December 31, 2019, 2018 and 2017, respectively).

Also, since September 2019, following the economic instability and the significant devaluation of the Peso that took place after the primary elections, foreign exchange controls and restrictions to the transfer of currency abroad were reinstated. The Fernández administration sought to future prevent additional demand for foreign currency by reinforcing exchange controls (i.e., the imposition of higher taxes on the acquisition of foreign currency, among others). In response to these measures, several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differ substantially from the official Argentine peso-U.S. dollar exchange rate. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The majority of our revenues are in Pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the Peso and the U.S. dollar and other major foreign currencies. In addition, any devaluation of the Peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs. Additionally, any significant devaluation of the Peso, will result in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

Internal Growth

We have focused on increasing our broadband Internet penetration by providing and offering bandwidth connectivity to our existing cable television subscribers, telephony customers and new customers.

Total monthly ARPU for mobile telephony services in Argentina was P$436.2 in December 2020 as compared to P$431.7 in December 2019. Total monthly ARPU for Internet services in Argentina was P$1,271.0 in December 2020 as compared to P$1,441.5 in December 2019. Total monthly ARPU for our cable television services of Telecom Argentina was P$1,382.2 in December 2020 as compared to P$1,586.6 in December 2019.

Total monthly ARBU in our fixed telephony services in Argentina was P$574.3 in December 2020 as compared to P$602.0 in December 2019.

For the calculation of ARPU and ARBU, see “Item 3—Key Information—Other Selected Data”.

Price of services

The LAD established that licensees of ICT services may freely set their prices provided such prices are fair and reasonable, to offset the costs of operation and to tend to the efficient supply and reasonable margin of operation. However, the ENACOM is entitled to observe the prices we set if it understands that they do not comply with the provisions of Section 48 of the LAD. If prices were observed and we are forced to reduce them, our operating margins may be negatively affected.

Moreover, on August 22, 2020, the PEN issued Decree No. 690/20 amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility. Decree No. 690/20 further established that (i) the prices of the Essential and Strategic Competition Public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service, and (iii) the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM . Decree No. 690/20 further established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU, and also suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020. The Decree has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions Nos. 1,466/20 and 1,467/20. For more information on Decree No. 690/20 and its regulating resolutions, see “Item 4 —Regulatory Authorities and Framework— Amendment to Law No. 27,078 – Argentine Digital Law”.

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

With respect to cable television services, we compete with DirecTV, Telecentro, Supercanal, Movistar and Claro that have built networks in the areas in which we operate, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of basic telephone services and cooperative entities providing utility services, as well as with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks and one state-owned national public television network. We also consider Over-The-Top media services, such as Netflix, Disney+, Prime Video and On Video, as competitors. Among cable television services competition, is driven primarily by price, programming services offered, customer satisfaction and quality of the system.

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

With respect to Internet services, Movistar, Telecentro, Claro have well-established name recognition, larger customer bases and significant financial, technical and marketing resources. Well-known competitors continue to increase their penetration and ability to serve household in different areas of the country. For more information, see “Item 3— Key Information—Risk Factors— We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses”.

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

In the mobile business, to provide subscribers with new and better services, Telecom must enhance its mobile networks extending 3G and 4G/4G+ technology and bandwidth for mobile data transmission Moreover, Telecom is developing an LTE infrastructure expeditiously, in response to regulatory requirements and development in the market for the mobile services.

In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

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

The consolidated financial statements and the related information included in this Annual Report have been presented on the basis of the current currency as of December 31, 2020 to take into account the effect of inflation in Argentina in accordance with the requirements of IAS 29.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The Company restated all the non-monetary items in order to present them in current currency as of December 31, 2020. The main non-monetary items subject to restatement include Property, Plant and Equipment, Intangible assets (including Goodwill), Rights of Use, Inventories, certain Investments in subsidiaries and the Equity items. The treatment of non-monetary assets impacts the determination of deferred tax assets/liabilities, with the exception of Equity items. All items were restated since the date of the initial recognition or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2020.

Additionally, pursuant to IAS 29 our Income Statement was restated in current currency as of December 31, 2020.

The items of the Consolidated Statement of Cash Flows must also be restated in current currency as of December 31, 2020. The gain arising from the restatement has an impact on the Consolidated Income Statement and must be eliminated from the Statement of Cash Flows because it is a non-monetary item.

All comparative figures have also been presented in the current currency of December 31, 2020.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results, amounted to P$5,598 million, P$10,345 million and P$28,071 million as of December 31, 2020, 2019 and 2018, respectively.

According to Resolution No. 539/18, the general price index must be determined by reference to the Internal Wholesale Price Index (IWPI) through 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires, due to the fact that during those two months no IWPI measurements were published at national level. Since January 2017, changes in the general price index must be determined by reference to the National Consumer Price Index (National CPI). The tables below present the evolution of these indexes in the last five years according to official statistics (INDEC) following the guidelines described in Resolution No. 539/18:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
Variation in Prices
Annual / Period	34.6%	24.7%	47.6%	53.8%	36.1%
Accumulated 3 years	102.2%	96.6%	147.8%	183.2%	209.2%

For further information see Note 1.e) to our Consolidated Financial Statements and see “Item 3 — Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios”

For 2020, we reported net loss of P$5,104 million, as compared to net loss of P$5,293 million in 2019, and net income of P$11,594 million in 2018. Net loss attributable to Telecom Argentina totaled P$5,715 million in 2020. Net loss for 2020 decreased by P$189 million as compared to 2019, and net loss for 2019 increased by P$16,887 million as compared to 2018.

Consolidated revenues in 2020 amounted to P$301,596 million as compared to P$322,686 million in 2019 and P$351,948 million in 2018. The decrease of P$21,090 million in 2020 (a 6.5% decrease) was mainly due to lower fixed and data services revenues, Internet services revenues, Cable Television service revenues and equipment sales, partially offset by higher Mobile services revenues. The decrease of P$29,262 million in 2019 (an 8.3% decrease) was mainly due to lower Mobile, Internet and Cable Television service revenues and equipment sales, partially offset by higher fixed and data services revenues.

In 2020, operating costs (including depreciation, amortization and impairment of fixed assets) amounted to P$281,302 million, representing a decrease of P$19,881 million, or 6.6% as compared to 2019. In 2019, operating costs (including depreciation, amortization and impairment of fixed assets) amounted to P$301,183 million, representing a decrease of P$6,244 million, or 2% as compared to 2018. The decrease in 2020 is consistent with the overall reduction of operating costs, except for interconnection and transmission costs and bad debt expenses. The decrease in costs in 2019 is mainly a consequence of decreases in Taxes and fees with the Regulatory Authority, Commissions and advertising, Cost of equipment and handsets and Interconnection and transmission costs, which was partially offset by an increase in depreciation, amortization and impairment of fixed assets and an increase in the charge for bad debt expenses.

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

(A.1) 2020 Compared to 2019

	Years Ended December 31,
	2020	2019	Total Change

	(P$ million)%			(P$ million)
Revenues	301,596	322,686	(6.5)	(21,090)
Operating costs (without depreciation, amortization and impairment of fixed assets)	(198,708)	(217,744)	(8.7)	19,036
Adjusted EBITDA(1)	102,888	104,942	(2.0)	(2,054)
Depreciation, amortization and impairment of fixed assets	(82,594)	(83,439)	(1.0)	845
Operating income	20,294	21,503	(5.6)	(1,209)
Earnings (losses) from associates	496	(255)	n/a	751
Debt financial expenses	(24,698)	(22,677)	8.9	(2,021)
Other financial results, net	7,055	15,426	(54.3)	(8,371)
Income tax expense	(8,251)	(19,290)	(57.2)	11,039
Net loss	(5,104)	(5,293)	(3.6)	189

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(5,715)	(5,985)	(4.5)	270
Non-controlling interest	611	692	(11.7)	(81)

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

In 2020, Adjusted EBITDA totaled P$102,888 million, representing 34.1% of consolidated revenues, operating income totaled P$20,294 million, representing 6.7% of consolidated revenues. However, because financial losses, net, totaled P$17,643 million and we incurred income tax expenses of P$8,251 million, we incurred a net loss in 2020 of P$5,104 million.

Revenues

	Years Ended December 31,
	2020	2019	Total Change

	(P$ million)%			(P$ million)
Mobile Services	113,348	111,901	1.3	1,447
Internet Services	64,233	71,677	(10.4)	(7,444)
Cable Television Services	59,582	67,262	(11.4)	(7,680)
Fixed and Data Services	45,597	51,137	(10.8)	(5,540)
Other services revenues	1,234	1,053	17.2	181
Service Revenues	283,994	303,030	(6.3)	(19,036)
Equipment revenues	17,602	19,656	(10.4)	(2,054)
Revenues	301,596	322,686	(6.5)	(21,090)

During 2020, total consolidated revenues decreased 6.5% amounting to P$301,596 million as compared to P$322,686 million in 2019. The decrease in 2020 is mainly a consequence of lower Internet, cable television and fixed and data services revenues, and equipment revenues, partially offset by higher mobile services revenues.

The decrease in total consolidated revenues occurs albeit the greater demand for services, due to the ASPO adopted as a response to the COVID-19 pandemic (see Note 29 to our Consolidated Financial Statements), with a slight growth in the Internet and cable television customer base, accompanied by a decrease in churn. While rate of inflation for 2020 was 36%, the range of measures introduced by the Argentine government relating to the prices of our services prevented us from fully transferring inflation to customers.

Consolidated revenues were mainly fueled by services revenues.

Services revenues amounted to P$283,994 million in 2020, decreasing 6.3% as compared to P$303,030 million in 2019 and represented 94.2% of consolidated revenues. Equipment revenues amounted to P$17,602 million in 2020 as compared to P$19,656 million in 2019, and represented 5.8% of consolidated revenues.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2020 increased consolidated revenues to P$44,315 million and P$128,505 million in 2020 and 2019, respectively.

Consolidated revenues for 2020 and 2019 are comprised as follows:

Mobile Services

Mobile services revenues in 2020 amounted to P$113,348 million (an increase of P$1,447 million or 1.3% as compared to 2019), being the principal contributor to our total services revenues for 2020 (39.9% of consolidated revenues in 2020 as compared to 36.9% in 2019). The increase in 2020 is mainly due to higher revenues in Argentina, which amounted to P$100,447 million (an increase of P$3,701 million or 3.8% compared to 2019).

The effect generated by the restatement in current currency as of December 31, 2020 included in Mobile services revenues amounted to P$16,517 million and P$44,463 million in 2020 and 2019, respectively.

Personal's mobile customers amount to 18.4 million and 18.9 million as of December 31, 2020 and 2019, respectively, of which 7.7 million correspond to postpaid customers in both years. The main ratios related to the services provided to these customers were:

•	58% of total are prepaid customers and 42% consist of postpaid customers as of December 31, 2020, compared to 59% and 41% respectively, as of December 31, 2019.
•	Mobile internet services revenues represent 75% of Personal’s customer total services revenues.
•	The ARPU amounted to P$436.2 as of December 31, 2020 (vs. P$431.7 as of December 31, 2019), representing a 1.0% increase. The effect generated by the restatement in current currency as of December 31, 2020 included in ARPU amounted to P$63.3 and P$175.3 as of December 2020 and 2019, respectively.
•	The average churn rate per month amounted to 2.2% in December 2020 (vs. 2.9% average in December 2019).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 13.9 million customers with 4G devices throughout the country.

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding outcollect wholesale roaming, cell site rental and reconnection fee revenues and others— (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2020:

Year Ended December 31, 2020
(P$ million)
Total Mobile service revenues	100,447
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(2,109)
Adjusted total service revenues included in the ARPU calculation	98,338
Average number of subscribers during the year (thousands)	18,786

Mobile services revenues generated in Paraguay amounted to P$12,901 million in 2020 (vs. P$15,155 million in 2019, representing a 14.9% decrease). The decrease was mainly due to the decrease in ARPU and the customer base, partially offset by the appreciation of the Guaraní against the Argentine Peso. The main ratios related to mobile services in Paraguay as of December 31, 2020 were:

•	Núcleo’s subscriber base decreased 4.7% , reaching 2.2 million customers as of December 31, 2020;
•	approximately 83% of the total of customers consisted of prepaid customers, and 17% consist of postpaid customers, as of December 31, 2020 and 2019;
•	ARPU amounted to P$450.5 as of December 31, 2020 (vs. P$472.4 as of December 31, 2019), representing a 4.7% decrease; and
•	the churn rate per month amounted to 3.5% in 2020 (vs. 3.2% in 2019).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to P$64,233 million in 2020 (equivalent to 21.3% of total consolidated revenues), decreasing P$7,444 million or 10.4% as compared to P$71,677 million in 2019,mainly due to the decrease in the Internet ARPU in Argentina of 11.8%, which reached P$1,271.0 in 2020 as compared to P$1,441.5 in 2019. The effect generated by the restatement in current currency as of December 31, 2020 included in ARPU amounted to P$190.8 and P$571.3 as of December 31, 2020 and 2019, respectively.

Customers with service of 20Mb or higher represented 71.5% and 62.4% of the total customer base as of December 31, 2020 and 2019, respectively. Within this range there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb, that as of December 31, 20 amounted to 551,455, 97,433 and 2,279, respectively.

Internet services churn rate per month amounted to 1.3% and 1.5% as of December 31, 2020 and 2019, respectively, increasing a 0.6% the subscriber base in 2020, which amounted to 4.1 million.

The effect generated by the restatement in current currency as of December 31, 2020 included in internet services revenues amounted to P$9,681 million and P$28,614 million in 2020 and 2019, respectively.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2020:

Year Ended December 31, 2020
(P$ million)
Total Internet service revenues	62,793
Components of service revenues not included in the ARPU calculation	-
Adjusted total service revenues included in the ARPU calculation	62,793
Average number of subscribers during the year (thousands)	4,117

Cable Television Services

Cable television service revenues amounted to P$59,582 million in 2020 (equivalent to 19.8% of total consolidated revenues), decreasing P$7,680 million or 11.4% as compared to revenues as of December 31, 2019. The decrease was mainly due to lower ARPU, which amounted to P$1,382.2 as of December 31, 2020, decreasing 12.9% as compared to an ARPU of P$1,586.6 as of December 31, 2019. The effect generated by the restatement in current currency as of December 31, 2020 included in ARPU amounts to P$206.5 and P$626.5 as of December 31, 2020 and 2019, respectively.

It should be noted that between April and October, 2020 we recorded no revenues related to domestic soccer transmissions given that soccer tournaments were suspended due to the COVID-19 pandemic. The lack of revenues impacted ARPU.

The monthly average churn amounted to 1.0% and 1.3% as of December 2020 and 2019, respectively.

The effect generated by the restatement in current currency as of December 31, 2020 included in cable television services revenues amounted to P$8,911 million and P$26,844 million in 2020 and 2019, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2020:

Year Ended December 31, 2020
(P$ million)
Total Cable television service revenues	54,776
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(133)
Adjusted total service revenues included in the ARPU calculation	54,643
Average number of subscribers during the year (thousands)	3,294

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$45,597 million in 2020 (equivalent to 15.1% of total consolidated revenues) decreasing P$5,540 million or 10.8% as compared to P$51,137 million in 2019. The effect generated by the restatement in current currency as of December 31, 2020 included in fixed and data services revenues amounted to P$6,733 million and P$20,238 million in 2020 and 2019, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services in Argentina decreased to P$574.3 in 2020 from P$602.0 in 2019. The effect generated by the restatement in current currency as of December 31, 2020 included in ARBU amounts to P$86.1 and P$244.4 as of December 31, 2020 and 2019, respectively.

Equipment

Equipment revenues amounted to P$17,602 million in 2020 (a decrease of P$2,054 million or 10.4% as compared to 2019). The decrease was mainly due to lower handsets sold as compared to 2019 (28%), partially offset by an approximately 70% increase in handset sale as compared to 2019.

The Company continued to promote the updating of handsets with financed offers and special discounts highlighting the convergence of services.

The effect generated by the restatement in current currency as of December 31, 2020 included in equipment revenues amounted to P$2,366 million and P$7,935 million in 2020 and 2019, respectively.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased P$19,036 million in 2020, amounting to P$198,708 million, representing a 8.7% decrease as compared to 2019. These lower costs are related with the decrease in all operating costs, except for interconnection and transmission costs and bad debt expenses.

The effect generated by the restatement in current currency as of December 31, 2020 included in Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to P$29,615 million and P$88,099 million in 2020 and 2019, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

	Years Ended December 31,
	2020	2019	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	58,476	63,348	(7.7)	(4,872)
Interconnection and transmission costs	11,254	10,238	9.9	1,016
Fees for services, maintenance, materials and supplies	33,012	36,223	(8.9)	(3,211)
Taxes and fees with the Regulatory Authority	23,020	25,029	(8.0)	(2,009)
Commissions and advertising	17,252	19,893	(13.3)	(2,641)
Cost of equipment and handsets	11,132	14,634	(23.9)	(3,502)
Programming and content costs	20,169	24,548	(17.8)	(4,379)
Bad debt expenses	10,805	8,619	25.4	2,186
Other operating expenses	13,588	15,212	(10.7)	(1,624)
Total operating costs (without depreciation, amortization and impairment of fixed assets)	198,708	217,744	(8.7)	(19,036)

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$4,872 million to P$58,476 million in 2020 as compared to P$63,348 million in 2019. The decrease was mainly due to a reduction in headcount to 23,254 employees as of December 31, 2020, and lower severance payments, partially offset by increases in salaries agreed by the Company with several trade unions with respect to unionized and non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of December 31, 2020 included in Employee benefit expenses and severance payments amounted to P$8,298 million and P$25,027 million in 2020 and 2019, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) increased P$1,016 million, amounting to P$11,254 million in 2020 as compared to P$10,238 million in 2019, respectively. The increase was mainly due to increases in the exchange rate in relation to services set in US$ and the increase in TLRD services.

The effect generated by the restatement in current currency as of December 31, 2020 included in Interconnection and transmission costs amounted to P$1,591 million and P$4,083 million in 2020 and 2019, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$3,211 million, or 8.9%, amounting to P$33,012 million in 2020 as compared to P$36,223 million in 2019. Fees for services decreased in 2020 mainly due to the optimization of consumption of materials and to the effect of lower activity as a result of the ASPO, partially offset by increases in supplier’s services prices related to the maintenance of our networks and systems and home connections and disconnections of customers, among others.

The effect generated by the restatement in current currency as of December 31, 2020 included in Fees for services, maintenance, materials and supplies amounted to P$5,283 million and P$14,824 million in 2020 and 2019, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$2,009 million or 8.0%, amounting to P$23,020 million in 2020 as compared to P$25,029 million in 2019. The decrease was mainly to the effect of the decrease in sales in 2020.

The effect generated by the restatement in current currency as of December 31, 2020 included in Taxes and fees with the Regulatory Authority amounted to P$3,364 million and P$9,998 million in 2020 and 2019, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and others) and advertising, decreased P$2,641 million or 13.3%, amounting to P$17,252 million in 2020, as compared to P$19,893 million in 2019. The decrease was due to lower charges for agent commissions, lower equipment sales and a decrease in advertising of those equipment due to the lower activity caused by the ASPO.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Since the first day of the ASPO, we launched a campaign promoting all digital communication channels and encouraging customers to use those channels for commercial purposes. In order to handle that new demand, we enhanced digital support by implementing special microsites identified as “I pay from home”. On the other hand, we maintained our media presence promoting our new services and solutions, such as “Convergent Offer” and “Mi Negocio Personal”, as well as promoting Flow.

The effect generated by the restatement in current currency as of December 31, 2020 included in Commissions and advertising amounted to P$2,455 million and P$7,868 million in 2020 and 2019, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold decreased P$3,502 million, amounting to P$11,132 million in 2020 as compared to P$14,634 million for 2019. Thereby, P$10,258 million of this amount correspond to cost of handsets sold in Argentina, which decreased 25.7% mainly due to lower handsets sold as compared to 2019 (-28%), partially offset by the increase in the purchase prices of handsets.

The effect generated by the restatement in current currency as of December 31, 2020 included in Cost of equipment and handsets amounted to P$2,112 million and P$6,897 million in 2020 and 2019, respectively.

Programming and content costs

Programming and content costs decreased by P$4,379 million, amounting to P$20,169 million in 2020 as compared to P$24,548 million in 2019. The decrease was mainly due to operating efficiencies and the impact generated by the lower cost of some sport signals, partially offset by the increase in the price of almost all the signals.

It should be noted that between April and October 2020 no revenues related to domestic soccer transmissions were recorded, considering that the activity was suspended as a consequence of the COVID-19 pandemic.

The effect generated by the restatement in current currency as of December 31, 2020 included in Programming and content costs amounted to P$2,969 million and P$9,789 million in 2020 and 2019, respectively.

Bad debt expenses

Bad debt expenses increased P$2,186 million, amounting to P$10,805 million for 2020, representing approximately 3.6% and 2.7% of the consolidated revenues in 2020 and 2019, respectively. This increase was mainly due to the deterioration of the economic situation of the country, including the temporary suspension on disconnection of services in cases of delay or default in payments provided by Decree No. 311/20, as disclosed in Note 29 to our Consolidated Financial Statements.

The effect generated by the restatement in current currency as of December 31, 2020 included in Bad debt expenses amounted to P$1,674 million and P$3,466 million in 2020 and 2019, respectively.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) decreased P$1,624 million to P$13,588 million in 2020 as compared to P$15,212 million in 2019. The decrease is mainly due to lower rentals and internet capacity charges, lower energy costs and other public charges and other diverse charges, partially offset by higher provisions.

The effect generated by the restatement in current currency as of December 31, 2020 included in Other operating expenses amounts to P$1,869 million and P$6,147 million in 2020 and 2019, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net loss to Adjusted EBITDA:

	Years Ended December 31,
	2020	2019	Total Change

	(P$ million)%
Net loss	(5,104)	(5,293)	(3.6)	189
Income tax expense	8,251	19,290	(57.2)	(11,039)
Other financial results, net	(7,055)	(15,426)	(54.3)	8,371
Debt financial expenses	24,698	22,677	8.9	2,021
(Earnings) losses from associates	(496)	255	n/a	(751)
Operating income	20,294	21,503	(5.6)	(1,209)
Depreciation, amortization and impairment of fixed assets	82,594	83,439	(1.0)	(845)
Adjusted EBITDA	102,888	104,942	(2.0)	(2,054)

Our consolidated Adjusted EBITDA amounted to P$102,888 million in 2020, representing a decrease of P$2,054 million or 2.0% as compared to P$104,942 million in 2019. Adjusted EBITDA represented 34.1% and 32.5% of our total consolidated revenues in 2020 and 2019, respectively. The decrease can be largely attributed to a decrease in revenues, partially offset by a decrease in almost all operating costs.

Depreciation, Amortization and Impairment of fixed assets

Depreciation, amortization and impairment of fixed assets decreased P$845 million, amounting to P$82,594 million in 2020 as compared to P$83,439 million in 2019. The decrease was mainly due to the spectrum impairment of P$2,917 million recognized as a result of the Merger in 2019, partially offset by the amortization of capital expenditures incurred in 2020.

The effect generated by the restatement in current currency as of December 31, 2020 included in Depreciation, amortization and impairment of fixed assets amounted to P$46,386 million and P$54,546 million in 2020 and 2019, respectively.

Operating income

In 2020, our consolidated operating income amounted to P$20,294 million, representing a decrease of P$1,209 million or 5.6% as compared to 2019. Operating income represented 6.7% of consolidated revenues in 2020 and 2019, respectively.

	Years Ended December 31,		% of Change
	2020	2019	2020-2019
	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	102,888	104,942	(2.0)
As % of revenues	34.1	32.5
Depreciation, amortization and impairment of fixed assets	(82,594)	(83,439)	(1.0)
As % of revenues	(27.4)	(25.9)
Operating income	20,294	21,503	(5.6)
As % of revenues	6.7	6.7

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net loss to adjusted EBITDA in section “Adjusted EBITDA”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial Results, net

We incurred in financial losses, net of P$17,643 million in 2020, as compared to a financial loss, net of P$7,251 million in 2019. Financial Results, net in 2020 mainly include losses generated by (i) interest on financial debt measured in real terms of P$14,368 million (vs. P$14,628 million in 2019), (ii) financial debt renegotiation results of P$3,444 million, as a consequence of the partial refinancing of our financial debt (see Note 13 to our Consolidated Financial Statements), (iii) foreign exchange differences measured in real terms of P$1,949 million as a result of a 40.5% devaluation of the Argentine peso against the US dollar vs. a 36.1% inflation (vs. a gain of P$1,888 million in 2019), and (iv) other interests, net and other investments results measured in real terms of P$1,355 million (vs. a gain of P$1,453 million in 2019). These losses were partially offset by a gain on operations with notes and bonds of P$935 million (vs. a loss of P$3,547 million in 2019) and the effect generated by the restatement in current currency, which amounted to a gain of P$5,598 million (vs. P$10,345 million in 2019).

Income tax expense

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and; (iii) the income tax inflation adjustment in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468. For more information on income tax, see Note 3 and Note 15 to our Consolidated Financial Statements.

Income tax expense amounted to a loss of P$8,251 million in 2020 as compared to a loss of P$19,290 million in 2019. It includes the following effects: (i) regarding current tax expenses, Telecom´s generated tax expense in fiscal years 2020 and 2019, amounting to P$241 million and P$218 million, respectively. (ii) regarding the deferred tax, in 2020 and 2019, Telecom recorded a deferred tax loss of  P$8,010 million and P$19,072 million, respectively, which includes the income tax inflation adjustment of P$14,842 million and P$20,685 million in 2020 and 2019, respectively. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment”.

Net Loss

Telecom Argentina recorded a net loss of P$5,104 million in 2020 as compared to a net loss of P$5,293 million for 2019 and represents (1.7)% of consolidated revenues as compared to (1.6)% in 2019. The variation was mainly due to the financial losses, net amounting to P$17,643 million and the income tax expense amounting to P$8,251 million, partially offset by an operating income amounting to P$20,294 million.

Net loss attributable to controlling shareholders amounted to P$5,715 million in 2020 as compared to a net loss of P$5,985 million in 2019.

(A.2) 2019 Compared to 2018

	Years Ended December 31,
	2019	2018	Total Change

	(P$ million)%			(P$ million)
Revenues	322,686	351,948	(8.3)	(29,262)
Operating costs (without depreciation, amortization and Impairment of fixed assets)	(217,744)	(233,892)	(6.9)	16,148
Adjusted EBITDA(1)	104,942	118,056	(11.1)	(13,114)
Depreciation, amortization and impairment of fixed assets	(83,439)	(73,535)	13.5	(9,904)
Operating income	21,503	44,521	(51.7)	(23,018)
(Losses) Earnings from associates	(255)	494	n/a	(749)
Debt financial expenses	(22,677)	(71,150)	(68.1)	48,473
Other financial results, net	15,426	31,786	(51.5)	(16,360)
Income tax (expense) benefit	(19,290)	5,943	n/a	(25,233)
Net (loss) income	(5,293)	11,594	n/a	(16,887)

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(5,985)	11,089	n/a	(17,074)
Non-controlling interest	692	505	37.0	187

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net loss for 2019 amounted to P$5,293 million and was mainly affected by the recognition of a loss of P$20,685 million corresponding to the effect of the income tax inflation restatement in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment”.

Revenues

	Years Ended December 31,
	2019	2018	Total Change

	(P$ million)%			(P$ million)
Mobile Services	111,901	121,003	(7.5)	(9,102)
Internet Services	71,677	79,045	(9.3)	(7,368)
Cable Television Services	67,262	75,538	(11.0)	(8,276)
Fixed and Data Services	51,137	48,482	5.5	2,655
Other services revenues	1,053	1,000	5.3	53
Service Revenues	303,030	325,068	(6.8)	(22,038)
Equipment revenues	19,656	26,880	(26.9)	(7,224)
Revenues	322,686	351,948	(8.3)	(29,262)

During 2019, total consolidated revenues decreased 8.3% amounting to P$322,686 million as compared to P$351,948 million in 2018. The decrease in 2019 is mainly a consequence of lower mobile, internet and cable television services revenues and equipment revenues, partially offset by higher fixed and data services revenues.

Consolidated revenues were mainly fueled by services revenues.

Services revenues amounted to P$303,030 million in 2019, decreasing 6.8% as compared to P$325,068 million in 2018 and represented 93.9% of consolidated revenues. Equipment revenues amounted to P$19,656 million in 2019 as compared to P$26,880 million in 2018, and represented 6.1% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2020 increased consolidated revenues by to P$128,505 million and P$214,788 million in 2019 and 2018, respectively.

Consolidated revenues for 2019 and 2018 are comprised as follows:

Mobile Services

For 2019, mobile services revenues amounted to P$111,901 million (a decrease of P$9,102 million or 7.5% as compared to 2018), and our mobile services revenues remained the principal contributor to our total services revenues in 2019 (34.7% of consolidated revenues in 2019 as compared to 34.4% in 2018). The decrease in 2019 was mainly due to lower revenues generated from Personal mobile services in Argentina which amounted to P$96,746 million (a decrease of P$10,253 million or 9.6% compared to 2018), in turn due to a decrease of approximately 3.7% in ARPU, partially offset by an increase in our customer base of 3.4%.

Personal's mobile customers amount to 18.9 million and 18.3 million as of December 31, 2019 and 2018, respectively, of which 7.7 million and 7.2 million, respectively, correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•	60% of total are prepaid customers and 40% consist of postpaid customers as of December 31, 2019, compared to 61% and 39% respectively, as of December 31, 2018.

•	Mobile internet services revenues represent 76% of Personal’s customer total services revenues.

•	The ARPU is P$431.7 as of December 31, 2019 (vs. P$448.0 as of December 31, 2018), representing a 3.6% decrease. The effect generated by the restatement in current currency as of December 31, 2020 included P$175.3 and P$273.8 in ARPU as of December 2019 and 2018, respectively.

•	The average churn rate per month amounted to 2.9% in December 2019 (vs. 2.6% average in December 2018).

On June 30, 2019, all services identified under the Nextel brand (including the radio service over IDEN network) were discontinued. We offered customers a new option to continue communicating under the Smart Radio brand, which is a service for direct and immediate voice connections with multimedia messaging for companies and governments. It offers the best benefits of Personal 3G / 4G network and also for Wi-Fi. In addition, hard equipment were incorporated, such as CAT S31 and Cyrus CM17, which have dedicated buttons specially designed for work contexts, either in a construction or in industrial facilities.

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

Year Ended December 31, 2019
(P$ million)
Total Mobile service revenues	96,746
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(472)
Adjusted total service revenues included in the ARPU calculation	96,274
Average number of subscribers during the year (thousands)	18,584

Mobile services revenues generated in Paraguay amounted to P$15,155 million in 2019 (vs. P$14,005 million in 2018, representing an 8.2% increase) due to the appreciation of the Guaraní against the Argentine Peso by 32.1% and the increase in ARPU, while the customer base remained stable. The main ratios related to mobile services in Paraguay as of December 31, 2019 were:

•	Núcleo’s subscriber base was 2.3 million and 2.4 million customers as of December 31, 2019 and 2018, respectively;
•	approximately 83% of the total of customers consisted of prepaid customers, and 17% consist of postpaid customers, as of December 31, 2019 and 2018, respectively;
•	the ARPU is P$472.4 as of December 31, 2019 (vs. P$432.1 as of December 31, 2018), representing a 9.3% variation. The increase was mainly due to an improvement in ARPU measured in Guaraníes of 6.7% and the effect of the exchange rate differences; and
•	the churn rate per month amounted to 3.2% in 2019 (vs. 3.0% in 2018).

The effect generated by the restatement in current currency as of December 31, 2020 included in Mobile services revenues amounted to P$44,463 million and P$74,093 million in 2019 and 2018, respectively.

Internet Services

Internet services revenues amounted to P$71,677 million in 2019 (equivalent to 22.2% of total consolidated revenues), decreasing P$7,368 million or 9.3% as compared to P$79,045 million in 2018 and were driven mainly by the variation in the Internet ARPU of (9.7)%, which reached P$1,441.5 in 2019 as compared to P$1,595.8 in 2018. The effect generated by the restatement in current currency as of December 31, 2020 included in ARPU amounts to P$571.3 and P$971.5 as of December 31, 2019 and 2018, respectively.

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

The effect generated by the restatement in current currency as of December 31, 2020 included in internet services revenues amounted to P$28,614 million and P$48,175 million in 2019 and 2018, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Internet Services of Telecom Argentina

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

Year Ended December 31, 2019
(P$ million)
Total Internet service revenues	71,677
Components of service revenues not included in the Internet ARPU calculation: Connection and Reconnection fees and others	(256)
Adjusted total service revenues included in the ARPU calculation	71,421
Average number of subscribers during the year (thousands)	4,129

Cable Television Services

Cable television service revenues amounted to P$67,262 million in 2019 (equivalent to 20.8% of total consolidated revenues), decreasing P$8,276 million or 11% as compared to P$75,538 million in 2018. The decrease was mainly due to lower ARPU. The ARPU amounted to P$1,586.6 in December 2019, decreasing 11.3% as compared to an ARPU of P$1,789.2 in December 2018. The effect generated by the restatement in current currency as of December 31, 2020 included in ARPU amounts to P$626.5 and P$1,098.6 as of December 31, 2019 and 2018, respectively.

The monthly average churn remained stable during 2019 amounting to 1.3%.

The effect generated by the restatement in current currency as of December 31, 2020 included in cable television services revenues amounted to P$26,844 million and P$46,148 million in 2019 and 2018, respectively.

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

Year Ended December 31, 2019
(P$ million)
Total Cable television service revenues	62,610
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(238)
Adjusted total service revenues included in the ARPU calculation	62,372
Average number of subscribers during the year (thousands)	3,276

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$51,137 million in 2019 (equivalent to 15.8% of total consolidated revenues) increasing P$2,655 million or 5.5% as compared to P$48,482 million in 2018. The increase was mainly explained by higher data services in the context of the Company’s position as an integrated ICT service provider (Datacenter, VPN, among others) to wholesale and government customers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2020 included in fixed and data services revenues amounted to P$20,238 million and P$29,383 million in 2019 and 2018, respectively.

In relation to fixed telephony services, monthly fees charged to both corporate and residential fixed telephony customers have increased, and we have also increased sales of combined product packs that include voice and Internet services, which aim to achieve higher levels of customer loyalty. These increases have been partially offset by a 10.2% decrease in our fixed telephony customer base as compared to 2018. The average monthly revenue billed per user (“ARBU”) of fixed telephony services increased to P$602.0 in 2019 from P$567.2 in 2018. The effect generated by the restatement in current currency as of December 31, 2020 included in ARBU amounts to P$244.4 and P$347.6 as of December 31, 2019 and 2018, respectively.

On the other hand, the increase in Data services revenues is mainly explained by the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

Equipment

Equipment revenues amounted to P$19,656 million in 2019 (a decrease of P$7,224 million or 26.9% as compared to 2018). The decrease was mainly due to lower handsets sold as compared to 2018 (34%), partially offset by an approximately 71% increase in handset sales prices to mobile services customers as compared to 2018.

The Company continued to promote the updating of handsets with financed offers and special discounts highlighting the convergence of services.

The effect generated by the restatement in current currency as of December 31, 2020 included in equipment revenues amounted to P$7,935 million and P$16,418 million in 2019 and 2018, respectively.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased P$16,148 million in 2019, amounting to P$217,744 million, representing a 6.9% decrease as compared to 2018. These lower costs are mainly associated with the decrease in Taxes and fees with the Regulatory Authority, Commissions and advertising, Cost of equipment and handsets and Interconnection and transmission costs, partially offset by an increase in the charge for bad debt expenses.

The effect generated by the restatement in current currency as of December 31, 2020 included in Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to P$88,099 million and P$143,106 million in 2019 and 2018, respectively.

	Years Ended December 31,
	2019	2018	Total Change
	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	63,348	62,316	1.7	1,032
Interconnection and transmission costs	10,238	11,572	(11.5)	(1,334)
Fees for services, maintenance, materials and supplies	36,223	34,672	4.5	1,551
Taxes and fees with the Regulatory Authority	25,029	28,502	(12.2)	(3,473)
Commissions and advertising	19,893	23,477	(15.3)	(3,584)
Cost of equipment and handsets	14,634	20,245	(27.7)	(5,611)
Programming and content costs	24,548	25,458	(3.6)	(910)
Bad debt expenses	8,619	7,387	16.7	1,232
Other operating expenses	15,212	20,263	(24.9)	(5,051)
Total operating costs (without depreciation, amortization and impairment of fixed assets)	217,744	233,892	(6.9)	(16,148)

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$1,032 million to P$63,348 million in 2019 as compared to P$62,316 million in 2018. The increase was mainly due to increases in salaries agreed by the Company with several trade unions with respect to unionized and non-unionized employees, together with related social security charges, as well as higher charges for dismissals, partially offset by a decrease of 6.4% in headcount, which amounted to 23,728 employees as of December 31, 2019 (as compared to 25,343 as of December 31, 2018).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2020 included in Employee benefit expenses and severance payments amounted to P$25,027 million and P$37,913 million in 2019 and 2018, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming, cost of international outbound calls and lease of circuits) decreased P$1,334 million, amounting to P$10,238 million in 2019 as compared to P$11,572 million in 2018, respectively. The decrease was mainly due to operating efficiencies as of December 31, 2019 as compared to December 31, 2018, partially offset by greater traffic and increases in the exchange rate in relation to services set in US$.

The effect generated by the restatement in current currency as of December 31, 2020 included in Interconnection and transmission costs amounted to P$4,083 million and P$7,022 million in 2019 and 2018, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies increased P$1,551 million, or 4.5%, amounting to P$36,223 million in 2019 as compared to P$34,672 million in 2018.

Fees for services decreased P$1,143 million in 2019 as a result of synergies and unification of processes within the Company's transformation program, partially offset by increases in the prices of the services contracted to suppliers mainly of Call center, surveillance and cleaning services.

On the other hand, maintenance and material costs increased P$2,694 million in 2019, mainly due to (i) increases in the prices of the services contracted to suppliers related to the maintenance of our networks and systems and home connection and disconnection of customers, among others and (ii) higher consumption of materials associated with the activity.

The effect generated by the restatement in current currency as of December 31, 2020 included in Fees for services, maintenance, materials and supplies amounted to P$14,824 million and P$21,315 million in 2019 and 2018, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$3,473 million or 12.2%, amounting to P$25,029 million in 2019 as compared to P$28,502 million in 2018. The decrease was mainly due to the effect of the decrease in sales in 2019, partially offset by the impact of the application of ENACOM Resolution No. 840/18 that introduced changes in the determination of the radio-electric rights fees.

The effect generated by the restatement in current currency as of December 31, 2020 included in Taxes and fees with the Regulatory Authority amounted to P$9,998 million and P$17,375 million in 2019 and 2018, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, prepaid card commissions and others) and advertising decreased P$3,584 million or 15.3%, amounting to P$19,893 million in 2019 as compared to P$23,477 million in 2018. The decrease was due to lower charges for agent commissions as a result of the reordering of the sales channel, lower equipment sales and a slight decrease in advertising due to the synergies after the Merger of 2018 that allowed reducing costs even with greater presence in various media, partially offset by higher collections fees.

The effect generated by the restatement in current currency as of December 31, 2020 included in Commissions and advertising amounted to P$7,868 million and P$14,254 million in 2019 and 2018, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold decreased P$5,611 million, amounting to P$14,634 million in 2019 as compared to P$20,245 million in 2018. The decrease was mainly due to lower handsets sold as compared to 2018 (-34%), partially offset by the increase in the purchase prices of handsets.

The effect generated by the restatement in current currency as of December 31, 2020 included in Cost of equipment and handsets amounted to P$6,897 million and P$12,987 million in 2019 and 2018, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Programming and content costs

Programming and content costs decreased slightly by P$910 million, amounting to P$24,548 million in 2019 as compared to P$25,458 million in 2018. The decrease was mainly due to increased operative efficiencies in 2019, partially offset by the increase in the cost of signals, including the cost of signals to broadcast live soccer matches of the first division of the Argentine Football Association (“AFA”).

The effect generated by the restatement in current currency as of December 31, 2020 included in Programming and content costs amounted to P$9,789 million and P$15,513 million in 2019 and 2018, respectively.

Bad debt expenses

Bad debt expenses increased P$1,232 million, amounting to P$8,619 million in 2019, representing approximately 2.7% and 2.1% of the consolidated revenues in 2019 and 2018, respectively. The increase was mainly driven related to the reduction in the level of collections.

The effect generated by the restatement in current currency as of December 31, 2020 included in Bad debt expenses amounted to P$3,466 million and P$4,480 million in 2019 and 2018, respectively.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) decreased P$5,051 million amounting to P$15,212 million in 2019 as compared to P$20,263 million in 2018. The decrease was mainly due to a reduction in operating leases of P$5,010 million due to the application of IFRS 16, partially offset by higher energy costs.

The effect generated by the restatement in current currency as of December 31, 2020 included in Other operating expenses amounts to P$6,147 million and P$12,247 million in 2019 and 2018, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net (loss) income to Adjusted EBITDA:

	Years Ended December 31,
	2019	2018	Total Change

	(P$ million)%
Net (loss) income	(5,293)	11,594	n/a	(16,887)
Income tax (expense) benefit	19,290	(5,943)	n/a	25,233
Other financial results, net	(15,426)	(31,786)	(51.5)	16,360
Debt financial expenses	22,677	71,150	(68.1)	(48,473)
Losses (Earnings) from associates	255	(494)	n/a	749
Operating income	21,503	44,521	(51.7)	(23,018)
Depreciation, amortization and impairment of fixed assets	83,439	73,535	13.5	9,904
Adjusted EBITDA	104,942	118,056	(11.1)	(13,114)

Our consolidated Adjusted EBITDA amounted to P$104,942 million in 2019, representing a decrease of P$13,114 million or 11.1% as compared to P$118,056 million in 2018. Adjusted EBITDA represented 32.5% and 33.5% of our total consolidated revenues in 2019 and 2018, respectively. The decrease can be largely attributed to a decrease in revenues, partially offset by a decrease in Cost of equipment, Commissions and advertising, Taxes and fees with the Regulatory Authority and other operating costs.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Depreciation, Amortization and Impairment of fixed assets

Depreciation, amortization and impairment of fixed assets increased P$9,904 million, amounting to P$83,439 million in 2019 as compared to P$73,535 million in 2018. The increase was mainly due to the impact of CAPEX amortization and the P$4,553 million effect of the application of IFRS 16 as of January 1, 2019, partially offset by assets that have discontinued amortizing in 2019.

During 2019, we recognized a spectrum impairment of P$2,917 million, which was related to the incorporation into the Company as a result of the Merger and impairment of other fixed assets amounting to P$573 million. In 2018, we recorded an impairment in the amount of P$3,401 million related to the brand Arnet because the Company decided to discontinue the use of this brand, unifying all the broadband customers under the brand Fibertel, and other fixed assets of P$978 million.

The effect generated by the restatement in current currency as of December 31, 2020 included in Depreciation, amortization and impairment of fixed assets amounted to P$54,546 million and P$51,366 million in 2019 and 2018, respectively.

Operating income

In 2019, our consolidated operating income amounted to P$21,503 million, representing a decrease of P$23,018 million or (51.7)% as compared to 2018. Operating income represented 6.7% and 12.6% of consolidated revenues in 2019 and 2018, respectively.

	Years Ended December 31,		% of Change
	2019	2018	2019-2018

	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	104,942	118,056	(11.1)
As % of revenues	32.5	33.5
Depreciation, amortization and impairment of fixed assets	(83,439)	(73,535)	13.5
As % of revenues	(25.9)	(20.9)
Operating income	21,503	44,521	(51.7)
As % of revenues	6.7	12.6

(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net (loss) income to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results, net

We incurred financial losses, net of P$7,251 million in 2019, as compared to a financial loss, net of P$39,364 million in 2018. The reduction in financial losses, net was mainly due to lower foreign currency exchange net losses, measured in current currency, of P$60,986 million in 2019 (due to the depreciation of the peso against the US$ during 2019 of 59% as compared to an inflation of 54% while in 2018 the depreciation of the Peso against the US$ was 102% as compared to an inflation of 48%). This reduction in financial losses was partially offset by higher interest on debts of P$5,513 million, mainly due to the partial refinancing of our financial debt, higher losses related to our holding of Government bonds of P$5,181 million and a lower restatement effect in terms of current currency of P$17,726 million (P$10,345 million in 2019 and P$28,071 million in 2018).

Income tax (expense) benefit

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and iii) the income tax inflation adjustment in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468 in 2019. For more information on income tax, see Note 3 and Note 15 to our Consolidated Financial Statements.

Income tax expense amounted to P$19,290 million in 2019 compared to income tax benefit of P$5,943 million in 2018. It includes the following effects: (i) regarding current tax expenses, Telecom generated tax expense in fiscal year 2019, resulting in an income tax payable of P$218 million; (ii) regarding the deferred tax, in 2019 and 2018, Telecom recorded a deferred tax gain of P$1,613 million and a gain of P$5,943 million, respectively; and (iii) regarding the income tax inflation adjustment, Telecom recorded a loss of P$20,685 million in 2019. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net (Loss) Income

Telecom Argentina recorded a net loss of P$5,293 million in 2019, compared to net income of P$11,594 million in 2018. The net loss in 2019 was mainly affected by the recognition of a loss of P$20,685 million corresponding to the effect of the income tax inflation restatement in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment”.

Net loss attributable to controlling shareholders amounted to P$5,985 million in 2019 as compared to a net income of P$11,089 million in 2018.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the near term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of financial debt and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2021 to refinance its outstanding debt. However, this remains uncertain as of the date of this Annual Report. See “Item 3—Key Information—Risk Factors— We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.”

Financial Debt Developments during 2020

The most relevant financial debt developments in 2020 were the following:

•	On January 31, 2020, Telecom Argentina successfully completed the issuance of Series 3 and 4 Notes for a total principal amount of P$3,197 million and P$1,200 million, respectively;
•	On August 6, 2020, Telecom Argentina successfully completed the issuance of Series 5 Notes for a total principal amount of US$389 million (P$28,273 million as of the date of issuance) with the purpose of refinancing Series “A” Notes and its loan with Deutsche Bank AG, London Branch, jointly with a request for consent for the solicitation of consents to amend certain terms and conditions of its Series “A” Notes.
•	On September 22, 2020, the Company refinanced the loans entered into with IFC and agreed to change the amortization schedule of all principal maturities that would take place during the last quarter of 2020 and 2021, by deferring 85% of them for a term ranging between 24 and 48 months, and pre-paying the remaining 15% jointly with accrued interest and other related expenses (see “Agreement with the TMF Trust Company” below).
•	On September 22, 2020, the Company refinanced the loans entered into with IDB and agreed to change the amortization schedule of all principal maturities that would take place during the last quarter of 2020 and 2021, by deferring 85% of them for a term ranging between 24 and 66 months, and pre-paying the remaining 15% jointly with accrued interests and other related expenses (see “Agreement with the TMF Trust Company” below).
•	On December 10, 2020, Telecom Argentina successfully completed the issuance of Series 6 and Series 7 Notes for a total principal amount, as of the date of issuance, of P$1,929 million and P$ 7,787 million, respectively.

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 13 and 26 to our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Contractual Obligations”.

Agreement with TMF Trust Company

In order to meet the requirements arising from the renegotiation of the Company's financial debts, which involves significant payments in cash, on July 15, 2020 the Company entered into a trust agreement with TMF Trust Company (Uruguay), in its capacity as trustee, for the provision of funds and the administration of payments to creditors.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

By the end of July 2020, the Company disbursed to the Trust a total amount of US$273 million. The Trust has made the following payments in cash during the last quarter of 2020:

1)	An amount of US$120.2 million to the holders of Series “A” Notes to pay the cash consideration for refinancing the Series “A” Notes, including payment of accrued interest at the date of settlement and related expenses.
2)	An amount of US$62.4 million as a partial payment of the settlement of the loan with Deutsche Bank loan AG, including payment of accrued interest at the date of settlement and related expenses.
3)	An amount of US$30.9 in accordance with the terms of the amendments of the loans signed with IFC, including payment of accrued interest, prepayment premiums and other amounts due.
4)	An amount of US$13.4 in accordance with the terms of the amendments of the loans signed with IDB, including payment of accrued interest, prepayment premiums and other amounts due.

On November 5, 2020, the Trust Administration Committee notified the termination of the trust to the Trustee, since the purpose of the Trust had been fulfilled and pending expenses were paid. Also, according to its contractual terms, the Trustee was instructed to proceed to transfer its remaining assets in accordance with the instructions provided by the Trust Administration Committee, after deducting a minimum amount to face future termination and settlement expenses of the Trust. On that date, the Trust transferred, as remaining trust assets, US$45.5 million Treasury Bonds of the United States to the subsidiary Televisión Dirigida in compliance with pre-existing obligations.

NDF

From time to time, in the ordinary course of business, Telecom enters into NDF agreements to hedge the fluctuation of, mainly, exchange and interest rates. For more information about Telecom’s NDF agreements, see Note 26 to our Consolidated Financial Statements.

Cash Flow

The table below summarizes, for the years ended December 31, 2020, 2019 and 2018, Telecom’s consolidated cash flows:

	Years ended December 31,
	2020	2019	2018

	(P$ million)
Cash flows provided by operating activities	101,325	111,542	70,383
Cash flows used in investing activities	(83,141)	(60,976)	(47,277)
Cash flows used in financing activities	(35,814)	(34,093)	(30,344)
Net foreign exchange differences and RECPAM on cash and cash equivalents	1,330	3,922	8,021

Increase / (Decrease) in cash and cash equivalents	(17,630)	16,473	(7,238)
Cash and cash equivalents at the beginning of the year	34,827	14,432	13,649

Cash and cash equivalents at the end of the year	18,527	34,827	14,432

As of December 31, 2020, 2019 and 2018, we had P$18,527 million, P$34,827 million and P$14,432 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$101,325 million, P$111,542 million and P$70,383 million in 2020, 2019 and 2018, respectively. The decrease in 2020 was mainly due to lower revenues and collections of services provided to our customers as a consequence of the pandemic, partially offset by lower operating costs payments. The increase in 2019 was mainly driven by higher collections of services provided to our customers, partially offset by higher payments of trade, social and fiscal debts.

Cash flows used in investing activities were P$83,141 million, P$60,976 million and P$47,277 million in 2020, 2019 and 2018, respectively. The increase in 2020 was mainly due to an increase in investment not considered as cash and cash equivalents, partially offset by a decrease in payments of PP&E acquisitions. The increase in 2019 was mainly due to a decrease in investment not considered as cash and cash equivalents, while payments of PP&E acquisitions remained stable.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Cash flows used in financing activities were P$35,814 million in 2020, P$34,093 million in 2019 and P$30,344 million in 2018. The variation in 2020 was explained by lower cash dividend payments, partially offset by higher payment of financial debt, interest and related expenses and a decrease in proceeds from financial debt . The variation in 2019 was explained by lower dividend payments and higher financial debt payments, partially offset by higher proceeds from financial debt. The increase in 2018 was mainly due to higher dividend payments, partially offset by higher proceeds from financial debt.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and collection of dividends, from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2020	2019	Variation

	(P$ million)
Trade receivables	18,956	23,096	(4,140)
Other receivables (not considering financial NDF)	5,514	6,027	(513)
Inventories	3,722	4,373	(651)
Current liabilities (not considering financial debt)	(64,448)	(69,025)	4,577
Operating working capital - negative	(36,256)	(35,529)	(727)
As % of Revenues	12.0%	11.0%

Cash and cash equivalents	18,527	34,827	(16,300)
Financial NDF	2	222	(220)
Investments	6,542	584	5,958
Current financial debt	(41,602)	(48,031)	6,429
Net Current financial (liability) asset	(16,531)	(12,398)	(4,133)

Negative operating working capital (current assets — current liabilities)	(52,787)	(47,927)	(4,860)
Liquidity rate	0.50	0.59	(0.09)

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to P$52,787 million as of December 31, 2020 (increasing P$4,860 million vs. December 31, 2019).

During years ended December 31, 2020 and 2019, Telecom continued obtaining funds to the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts within the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. Telecom has an excellent credit rating. The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs. For further information, see Note 13 to our Consolidated Financial Statements.

Telecom manages its cash and cash equivalents and its financial assets trying to match the term of investments with those of its obligations. Its cash and cash equivalent position is invested in highly liquid short-term instruments.

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$18,527 million (US$220 million) and P$34,827 million (US$409 million) as of December 31, 2020 and 2019, respectively. Telecom has bank credits and a program of Notes (See Note 13 to our Consolidated Financial Statements) that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Dividend payments

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on November 13, 2020 resolved:

1)   To distribute dividends in non-cash assets as follows: i) Global Bonds of the Argentine Republic amortizable U.S. dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$157,642,897, and ii) Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$271,896,177.

2)   Consequently, and considering that the valuation of the mentioned non-cash assets dividends was P$24,723,374,678 (P$25,713 million in current currency as of December 31, 2020), the “Voluntary Reserve for Future Cash Dividends” which in current currency as of December 31, 2020, amounted to P$6,600 million, was fully withdrawn, and the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdrawn in the amount of P$19,113 million in current currency as of December 31, 2020.

Our ability to generate sufficient cash from our operations in order to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation, the rate at which Argentine Pesos can be exchanged for U.S. dollars and rates of inflation, among others. These factors are not within our control. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors”. Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We estimate that our capital expenditures in 2021 will be of approximately US$610 million, as compared to US$680 million in 2020 (which represented 18.6% of our consolidated revenues).

With respect to mobile services, investments were oriented mainly to the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina. This objective was reached through the settlement in new sites, together with replacement and modernization of existent sites.

With respect to fixed access network, in 2020 we reaffirmed our decision to focus our investments in technologies and solutions to substantially increase broadband offered to users, mainly with GPON (FTTH) technology deployed in different regions of Argentina. Our work plans allow to satisfy the service requirements for business, large buildings, and urban developments.

With respect to transport network, continuing with plans carried out in previous years, investments were completed for the deployment of new interurban paths of optical fiber, the increase Backbone IP capacity, the set-up of new contents POPs, the increase of capacity and availability of DWDM network, as well as the network transformation plan to converge to a single high-capacity network. New equipment was also installed for the Metro Ethernet network and for the development and extension of the regional transport networks, mainly in PTN (Packet Transport Network).

See “Item 3—Key Information—Risk Factors—Risks relating to Telecom and its Operations—We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses”. We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds from operations. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials in Peso terms as a result of the devaluation of the Peso/U.S. dollar and higher inflation.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

We began 2020 with an unprecedented and challenging scenario for humanity as a whole amid the health crisis triggered by COVID-19. Governments throughout the world have implemented drastic social isolation measures to safeguard their people. In an attempt to curb the extent of the spread and protect the population, governments closed public and private institutions, restricted the movement of the population, closed their borders, and banned massive shows and sports events, among many other measures.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In Argentina, through an Emergency Decree issued on March 20, 2020, the National Government established a series of measures aimed at reducing the movement of the population to minimize the massive impact of the pandemic on the health system. To this end, the National Government ordered the ASPO jointly with the suspension of non-essential commercial activities, which allowed the movement of only those people involved in the provision/production of essential services and products. The ASPO has been modified depending on the evolution of the epidemiological situation in different regions of Argentina, with progress and setbacks in the levels of restriction on the movement of people and in the economic activities allowed by the Government.

By the end of 2019, Argentina was already experiencing difficulties, which have worsened as a result of the pandemic after several months of ASPO. The macroeconomic variables continued to deteriorate, coupled with an economic slowdown and recession in several sectors of the national economy. For most of the companies in Argentina, the current environment is expected to cause a further deterioration of the economic variables, which poses a highly challenging beginning of 2021 for the sustainability of their businesses.

During the second half of 2020, there was a further acceleration of the monthly devaluation rate above the inflation rate. The economic-financial performance of Telecom, and other companies that operate in Argentina, are not impervious to the impact of these exchange rate fluctuations, especially considering that, since we operate in the local market, the main source of our revenues is in Argentine Pesos, while we need to continue investing, with dollarized inputs, in the deployment of infrastructure and systems in order to maintain and enhance the capacity of our networks and platforms.

In this sense, the economic scenario has forced us to strongly focus our management on achieving operational efficiencies to maintain growth levels in line with the investments undertaken.

In addition to the complex macroeconomic context in Argentina, there is greater uncertainty for ICT services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared ICT services as public services provided on a competitive basis.

Telecom, as well as the whole ICT services industry, believes that this change of rules in the regulatory framework of the industry will have a detrimental effect since, apart from unnecessarily declaring ICT as public services, the Decree introduces, among other provisions, price controls, transforming prices set on a competitive basis into rates that are regulated by the Government, which could affect the sustainability of the operations.

We understand that this Decree could have a negative impact not only on the ICT services industry as a whole -capital intensive companies that require ongoing investments to maintain the quality of the service-, but also on investors, hundreds of thousands of employees throughout the country that work at these companies, customers, and the entire value chain, also affecting all other industries and sectors that depend on connectivity to develop their activities. Hence, it could have an impact on the whole digital ecosystem, an essential sector for the recovery of Argentina. We believe it is key to further the path towards cooperation between private and public sectors and civil society organizations in order to continue expanding the digitalization possibilities for society as a whole.

However, Telecom continues to invest in the evolution of the business with a long-term approach that will allow us to further boost the digital life of Argentines. Digitalization has already become part of everyday life for individuals and organizations. It is unthinkable that the world will go back to solely face-to-face interactions. In the new normality, everybody wants a world in which face-to-face and virtual interactions are supplemented and boosted.

With a view to developing an ecosystem of platforms built upon connectivity, we have been undergoing a comprehensive digital transformation which was boosted significantly during the pandemic. During these months, we have accomplished great milestones in the upgrade of our core platforms, focused on the omni-channel experience of our customers and on the transformation of the back office of all the areas, which allowed us to quickly and timely implement digital tools to meet the needs of our customers in this context of isolation.

We have also managed to ensure the continuity of the Company's operations, thanks to the remote work and efforts of our 23,000 employees in order to minimize the possible deterioration of our results as a consequence of this scenario, while maintaining the service and satisfaction level of our more than 29 million customers.

During February 2021, we set-up the first 5G network in Argentina, putting into operation 10 mobile antennas in the cities of Buenos Aires and Rosario to use with suitable devices. The 5G network allows speeds of 10Gbps, provides greater capacity, coverage and features for connected devices than 4G and 4.5G networks.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Finally, from a financial point of view, during this year, thanks to the support of the national and international financial markets in relation to our credit strength and in our business strategy, we were able to refinance part of our financial debt. We issued new Notes for a nominal value of US$388,9 million due in August 2025, and during September 2020, it refinanced several loans with multilateral agencies. In the local financial market we issued new Notes denominated in Argentine Pesos for approximately P$14,100 million in December 2020 and P$8,700 million in January 2021. These measures have allowed us to considerably improve the capital structure of the Company.

During 2021, we expect to further our transformation path, accomplishing new milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting in our country the growth of digital economy and generating value for our customers.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

Our consolidated contractual obligations and purchase commitments as of December 31, 2020 were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	(in millions of Argentine Pesos)
Debt obligations (1)	44,774	106,737	50,412	38,435	240,358
Operating lease obligations	226	96	2	-	324
Purchase obligations (2)	12,564	47,529	1,200	651	61,944
Lease liabilities	3,595	4,128	2,159	1,455	11,337
Other long-term liabilities (3)	1,100	807	294	312	2,513
Total	62,259	159,297	54,067	40,853	316,476

(1)	Includes P$40,158 million of future interest.
(2)	Other than operating lease obligations. It includes PP&E purchase obligations, inventories purchase obligations, and other services purchase obligations, among others.
(3)	Includes voluntary retirement program, pension benefits and other long-term payables.

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

As of the date of this Annual Report, Telecom Argentina has eleven directors and eleven alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Four of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to manage the corporation, including those for which the law requires special powers. The Board of Directors operates when there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or Fintech. Directors and alternate directors are normally elected at annual ordinary general meetings of shareholders (“Annual Ordinary Shareholders’ Meetings”) and serve a renewable three-year term. The term of the current directors will expire on December 31, 2020. Nevertheless, according to Section 257 of Argentine Corporations Law, they will remain in their functions until they are replaced. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

On January 31, 2018 the Board of Directors approved the internal rules of the Executive Committee, —the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”)— provided for in Section 13 of our Bylaws. The Executive Committee in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the managers of the Company, the preliminary approval of significant plans, approval of the Business Plan and Annual Budget of the Company and also certain other duties. The Executive Committee is comprised of five members, all of which must be members of the Board of Directors of our Company. The Executive Committee takes all of its resolutions by the unanimous vote of all its members, and in case such consent is not obtained in respect of any matter, such matter is posted for approval of the Board of Directors.

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

The following table lists our directors and alternate directors as of December 31, 2020 and as of the date of this Annual Report:

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Carlos Alberto Moltini	Chairman of the Board of Directors	January 1, 2020
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Alejandro Alberto Urricelqui	Director	January 1, 2018
Sebastián Bardengo	Director	January 1, 2018
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D´Ambrosio	Director	March 8, 2016
Germán Horacio Vidal	Director	January 1, 2018
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Eduardo Enrique de Pedro	Director	June 4, 2020
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Name	Position on the Board of Directors	Date Director joined the Board of Directors
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Ignacio José María Sáenz Valiente	Alternate Director	January 1, 2020
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
Saturnino Jorge Funes	Alternate Director	March 8, 2016
Carolina Susana Curzi	Alternate Director	January 31, 2018
Juan Santiago Fraschina	Alternate Director	June 4, 2020

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2020:

Carlos Alberto Moltini
Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Sebastián Bardengo
Germán Horacio Vidal

Carlos Alberto Moltini is an accountant with a degree from the Universidad de Buenos Aires. He was appointed CEO of the Company in November 2017. On January 1, 2020 he ceased his function as CEO and became a member of the Board of Directors of Telecom and a member of its Executive Committee. Until the merger, Mr. Moltini had been a member of the Board of Directors of Cablevisión since October 2006 and General Manager of Cablevision from November 2006 to November 2017. Before that, Mr. Moltini was the General Manager of Multicanal S.A. and, before that, he was the CFO of Arte Radiotelevisivo Argentino S.A. (“Artear”) for seven years, a leading broadcasting channel in the Ciudad Autónoma de Buenos Aires, owned by Grupo Clarín. Previously, Mr. Moltini worked for Bagley Argentina S.A. and other broadcasting companies. He was born on November 16, 1960.

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

Alejandro Alberto Urricelqui is an Accountant with a degree from the Universidad de Buenos Aires, and has a Master Degree in Finance. He was Chairman of the Board of Directors of the Company from January 1st, 2018 until May 21, 2020. He is a member of the Executive Committee. He was the Chairman of Cablevisión until it was merged into the Company. Mr. Urricelqui joined Grupo Clarín in 1990. As Chief Financial Officer, he participated in the business expansion and integration of Grupo Clarín’s media and telecommunications, including the acquisition of Cablevision in 2006 and its merger with Multicanal S.A., and in Grupo Clarín’s initial public offering in 2007. He was born on October 16, 1959.

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

Luca Luciani has a degree in Economics and Trade from LUISS University (Rome). He has been a member of the Board of Directors since January 31, 2018. Luca Luciani was the Managing Director and CEO of Value Partners, a multinational Italian consultancy firm operating through a network of 250 professionals around the world, until November 2018. During 15 years, since 1999, he built a comprehensive experience as manager of telecommunications businesses, among others: CEO of Tim Brazil, General Manager of Telecom Italia domestic business, Group controller and CFO of Tim, Vice President Marketing and Sales of TI Group and CTO of Mobile. Previously, Mr. Luciani has more than10 years of experience in different sectors and positions, such as Group Controller of Enel, Manager of Procter & Gamble and consultant in Bain&Company network. He was born on November 2, 1967.

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

Eduardo Enrique de Pedro is a lawyer with a degree from the Universidad de Buenos Aires. He has been member of the Telecom Argentina’s Board of Directors since June 4, 2020, designated at the proposal of ANSES —FGS. He was born on November 11, 1976.

María Lucila Romero is a lawyer with a degree from the Pontificia Universidad Católica Argentina. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in corporate law, particularly mergers and acquisitions. She has been a member of the board of directors in various companies. Mss. Romero currently serves as director of GC Dominio S.A. and as alternate director of Telecom. She was born on August 12, 1967.

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

Ignacio José María Sáenz Valiente is a lawyer with a degree from the Pontificia Universidad Católica Argentina and partner at the Argentine law firm Saénz Valiente & Asociados that provides services as legal counsel to the Company. Mr. Sáenz Valiente specializes in corporate law, particularly local and international acquisitions and wealth management. He currently is a member of the board of directors of various companies, including GC Dominio S.A., Cablevisión Holding S.A., Geisha Bienes Raíces S.A., Purity Polo S.A., Grupo A1 SRL, ENVO Biogas Tonder As/p, Envo Biogas AAbenraa As/p and, since January 1, 2020, he is an alternate director of Telecom. He was born on December 21, 1975.

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

Miguel Angel Graña is a Certified Public Accountant who graduated from the Universidad de Buenos Aires with post-graduate studies at Harvard University. He has been an alternate director since January 2018 and was a director of Telecom Personal (merged into Telecom Argentina) from March 2016 to November 2017. He is the Chairman of Compañía de Inversiones y Mandatos S.A. and Managing Partner at Megraso SRL. Previously, he was Managing Director at J. P. Morgan in charge of M&A at the Buenos Aires office and Chairman at the Nokia distributor in Argentina. He was born on December 15, 1957.

Facundo Goslino is a lawyer from the Pontificia Universidad Católica Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He is an alternate director of Telecom since January 31, 2018. He is a partner at “EGFA Abogados” law firm. He also is a member of the board of directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked at Cleary Gottlieb Steen & Hamilton in 2006 as international associate. He is a member of the Public Bar Association of the Ciudad Autónoma de Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on January 19, 1975.

Lucrecia María Delfina Moreira Savino is a lawyer with a degree from the Pontificia Universidad Católica Argentina. She has been an alternate director since January 2018. Ms. Moreira Savino is an associate of the law firm “EGFA Abogados”. She is also currently an alternate member of the Supervisory Committee of Caterpillar Financial Services S.A., PPG Industries Argentina SRL, Desarrolladora Energética S.A., Empresa Distribuidora La Plata S.A., AESEBA S.A.U., AES Pampa S.A.U., Salta Inversiones Eléctricas S.A., Empresa Distribuidora de Energía Sur S.A., Empresa Distribuidora de Energía Norte S.A., Inversora Eléctrica de Buenos Aires S.A., Infraestructura Energética del Plata S.A., Empresa Distribuidora de Energía Atlántica S.A, Buenos Aires Energy Company SAU, Luz de la Plata SAU and Compañía de Inversiones en Electricidad S.A. She was born on March 2, 1974.

Saturnino Jorge Funes is a lawyer with a degree from the Universidad del Salvador and a Master’s degree in business law from the Universidad Austral, with honors. He is a founding partner of the law firm “EGFA Abogados”. He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is professor of corporate law at the Universidad del Salvador Law School in Buenos Aires, and a professor at the Masters in Finance and Masters in Law and Economics, both at the Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Carolina Susana Curzi is a lawyer with a degree from the Universidad de Buenos Aires. She is an alternate director of Telecom since January 31, 2018. She is a partner at “EGFA - Abogados” law firm. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on March 14, 1976.

Juan Santiago Fraschina is an economist graduated from the Universidad de Buenos Aires. He has been an alternate member of the Telecom Argentina’s Board of Directors since June 4, 2020, designated at the proposal of ANSES —FGS. He was born on January 14, 1977.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Senior Management

As of December 31, 2020, Telecom’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Roberto D. Nobile	Chief Executive Officer (“CEO”)	January 1, 2020
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory Matters	November 16, 2017
Pedro L. López Matheu	Director of External Communications, Sustainability and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Director of Procurement	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operating Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Pablo Esses	Chief Information Officer (“CIO”)	May 23, 2018
Gerardo H. Maurer	Director of Security	November 27, 2014
Fernando Cravero	Director of International Operations	March 1,2018

(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.

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

Gabriel P. Blasi holds a degree in Business Administration and took post-graduate programs in Finance at Universidad del CEMA-Centro de Estudios Macroeconómicos Argentinos and at IAE (Universidad Austral). He held several managerial positions in Investment Banking and Capital Markets at Citibank and Banco Río (BSCH). He was the CFO of Grupo Carrefour in Argentina and Goyaique S.A.C.I.F. y A. (Grupo Pérez Companc). Until 2011, he was the CFO of IRSA Inversiones y Representaciones Sociedad Anónima (IRS), Cresud S.A.C.I.F. y A. (CRESY) and Alto Palermo S.A. (IRSCP) and held several board positions in Argentina, Brazil, New Zealand, Uruguay and USA. He joined Telecom Argentina on September 2017, where he holds the position of Chief Financial Officer. He was born on November 22, 1960.

Hernán P. Verdaguer is a lawyer specialized in Corporate Law. He did a Postgraduate Program on Communications Law Update (Facultad de Derecho - Universidad de Buenos Aires) and a Postgraduate Program on Business Management (Universidad Argentina de la Empresa, UADE). He was appointed Director of Regulatory Affairs of the Company on November 16, 2017. He joined Diario Clarín in 1994 and then with the creation of Grupo Clarín, he held several positions until becoming Manager of Regulatory Affairs. He held such position until November 2017, when he joined Telecom Argentina. He was born on May 16, 1968.

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2020 and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Eduardo Javier Villegas Contte	Member	Accountant
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Ona Celia Dimnik	Alternate Member	Lawyer
Juan Pedro Torassa	Alternate Member	Lawyer

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

Matías Alejandro Fredriks has been an alternate member of the Supervisory Committee since April 2018. He is a partner of the firm Sáenz Valiente & Asociados. Mr. Fredriks is a lawyer graduated from Universidad Nacional de La Plata and holds a Postgraduate Degree in Administrative Law from Instituto de Estudios Judiciales de la Suprema Corte de Justicia de la Provincia de Buenos Aires and a Master’s Degree in Human Resources Management from Instituto de Empresa 1991/1992-Madrid-Spain. Before joining the firm Sáenz Valiente in 1994, Mr. Fredriks worked as a lawyer in the Corporate and Legal Advisory division of the firm “Price Waterhouse & Co.,” as an advisor of “Unión de Industriales de Quilmes,” of “Instituto de Previsión Social de la Provincia de Corrientes,” and of “Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires”. He worked on takeovers and transfers in several privatizations such as “Yacimientos Carboníferos de Río Turbio” and “Centrales Térmicas de Generación de Energía Eléctrica del Noreste Argentino”. In addition, he worked as Director of Labor Affairs of the Liquidation Commission of Empresa Nacional de Telecomunicaciones. Since he joined the firm Sáenz Valiente, he has worked in several litigation areas, being responsible for the department in charge of labor, trade associations and trade unions matters. Mr. Fredriks has served as director and member of the Supervisory Committee at several companies before being appointed as an alternate member of the Supervisory Committee of Telecom. He was born on August 27, 1964.

Ona Celia Dimnik has been an alternate member of the Supervisory Committee since April 2020. She is an associate of the law firm EGFA Abogados. Miss Dimnik graduated as a lawyer from the Pontificia Universidad Católica Argentina. She was born on November 8, 1995.

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

The aggregate compensation paid through December 31, 2020 by Telecom to the members of the Board of Directors and the Supervisory Committee, acting since April 28, 2020, and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2020 was approximately P$409 million.

As of December 31, 2020, the compensation accrued by the members of the Board of Directors and Supervisory Committee, for services in all capacities to Telecom and its subsidiaries during 2020 performed during 2020 was approximately P$86 million and P$14 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2021.

As of December 31, 2020 compensation paid as advance payments to members of the Board of Directors and Supervisory Committee for services in all capacities to Telecom and its subsidiaries during 2020 was P$74 million and P$14 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020 and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2021, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

As of December 31, 2020, compensation accrued by the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2020 amounted to approximately P$1,454 million (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which approximately P$322 million were paid as of December 31, 2020.

The Company’s managers (including Senior Management) receive fixed and variable compensation. A manager’s fixed compensation corresponds with the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain managers are beneficiaries of retention plan benefits.

Amounts detailed above are determined in terms of the currency of the transactions dates.

During the year ended December 31, 2020, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

On December 28, 2018 CNV Resolution No. 779/18 was published in the Official Gazette through which the CNV Rules were modified in relation to public tender offers, introducing the definition of public tender offer, both mandatory and voluntary, changes to the procedure for delisting and cancellation from the public offering regime, a launch notice template, and changes to the Prospectus template. The Resolution also eliminates the mandatory partial tender offer in the event of an acquisition of a “significant participation” in the capital stock of a listed company that does not imply an acquisition of a controlling interest in the target listed company.

With regard to public tender offers, under Transparency Decree, the offeror was required to formulate a “fair” price to be determined by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by the Productive Financing Law and CNV Resolution No. 779/18, the pricing of a tender offer is based on an objective formula which consists of the higher of two existing prices.

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

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. As of the date of this Annual Report, the total amount covered by this insurance is US$67.5 million.

Executive Committee

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members and be in charge of Telecom Argentina’s day-to-day affairs, in each case under the supervision of the Board of Directors.

The Board of Directors decided to appoint an Executive Committee on January 1, 2018. On January 31, 2018 the Board of Directors approved the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”) and on that date the Executive Committee started functions. The Executive Committee members as of December 31, 2020 and as of the date of this Annual Report are: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Sebastián Bardengo, Mariano Marcelo Ibáñez y Germán Horacio Vidal.

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

On April 28, 2020 Telecom Argentina´s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D’ Ambrosio as members of Telecom Argentina´s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee financial expert under SEC guidelines.

Under SEC, NYSE and CNV regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2021 has not yet been held. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2020, a budget of P$ 6.9 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2021 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at Telecom, and the creation of a Risk Management Committee. The Committee is chaired by the CEO, and is composed by the Chief Audit & Compliance Officer, led and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function (at the managerial level), whose responsible person also serves as Secretary of the Risk Management Committee and reports to the CFO.

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

The main risks faced by the Company are those affecting its capital, those related to consumers, internal processes and technology matters, and those related to geopolitical, macroeconomic, regulatory, labor, environmental, security, social, digital security, compliance and legal matters within external context, among others.

Telecom Argentina has established different action plans that endeavor to mitigate, in whole or in part, high and medium risks which are not fully controlled. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of Telecom Argentina.

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

In recent years we have conducted wage negotiations with all trade unions aiming to increase salaries in Argentine Pesos as a response to high inflation rates in Argentina. Wage negotiations were conducted in a cooperative environment and we were the object of just one strike and a few direct action measures, both of which took place during salary negotiations. Collective bargaining agreements were executed with the Argentine Association of Cable Television for the employees represented by SATSAID and SAL, and directly with the Trade Union Unity that groups the different telephone trade unions (FATEL, FOEESITRA, FOPPSTA, CEPETEL), UPJET and press worker unions.

As of December 31, 2020, the total number of Telecom employees was 23,254, as compared to 23,728 employees as of December 31, 2019 and 25,343 employees as of December 31, 2018. As of December 31, 2020, 22,659 employees were located in Argentina, 431 employees were located in Paraguay, 162 employees were located in Uruguay and 2 employees were located in the United States. As of December 31, 2019, 23,122 employees were located in Argentina, 433 employees were located in Paraguay, 171 employees were located in Uruguay and 2 employees were located in the United States. As of December 31, 2018, 24,738 employees were located in Argentina, 420 employees were located in Paraguay, 183 employees were located in Uruguay and 2 employees were located in the United States.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee is as follows:

•	Alejandro A. Urricelqui: 113,814 Class B shares and 69,200 ADR’s;

•	Mariano M. Ibáñez: 4,370 ADR´s;

•	Damián F. Cassino: 1,300 ADRs;

•	Baruki L.A. González: 188,500 Class B Shares;

•	Saturnino J. Funes: 31,277 Class B shares; and

•	Pablo G. San Martín: 740 Class B shares.

Capital stock of Telecom Argentina held by the Senior Management is as follows:

•	Mr. Roberto Nobile: 7,000 Class B shares;

•	Mr. Gabriel Blasi: 3,500 ADRs;

•	Mr. Fernando Cravero: 20,000 Class B shares and 1,200 ADRs;

•	Mr. Pablo Esses: 1,150 ADRs; and

No other member of Telecom Argentina’s senior management holds capital stock of Telecom Argentina.

Share Ownership Plan

We do not have any arrangements currently in force involving our employees, directors or senior management regarding the capital stock or notes of the company.

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan (“SOP”), for the employees of ENTel and CAT, which were acquired by Telecom Argentina, Telintar and Startel. Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, were transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT. This transfer was made through a general transfer agreement signed on December 29, 1992. Our Class C Shares consist exclusively of shares originally sold in connection with the SOP. Most of Class C Shares were converted into Class B Shares from time to time. As of the date of this Annual Report, the outstanding number of Class C Shares is 106,734.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2020, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

	Number of Shares	Percent of	Percent of Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Fintech Telecom LLC	448,679,250	65.61%	20.83%
Voting Trust (3)	235,177,350	34.39%	10.92%
Total Class A Ordinary Shares	683,856,600	100%	31.75%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	39.17%	11.42%
Others (2)	382,039,180	60.83%	17.74%
Total Class B Ordinary Shares	628,058,019	100%	29.16%
Class C Ordinary Shares:
Others	106,734	100%	0.01%
Total Class C Ordinary Shares	106,734	100%	0.01%
Class D Ordinary Shares:
Cablevisión Holding S.A.	406,757,183	48.33%	18.89%
VLG S.A.U.	199,732,125	23.73%	9.27%
Voting Trust (3)	235,177,350	27.94%	10.92%
Total Class D Ordinary Shares	841,666,658	100%	39.08%

Total Capital Stock	2,153,688,011	-	100.00%

(1)	Represents the respective percentage over the total of Telecom Argentina’s ordinary shares, regardless of their class.

(2)	Includes 198,085,167 Class B Shares in the form of ADSs owned by Fintech representing 31.54% of total Class B Common Shares and 9.2% of Telecom Argentina’s total capital stock

(3)	Trust created under the Voting Trust Agreement of April 15, 2019, composed of 50% of Class A shares and 50% of Class D shares. Trustees: Héctor Horacio Magnetto and David Martínez Guzmán. See “Telecom Shareholders’ Agreement” below.

As of December 31, 2020, there were approximately 70.9 million American Depositary Shares outstanding (representing rights to 354.5 million Class B Shares or 56.4% of total Class B Shares). Further, as of December 31, 2020, there were approximately 70 registered holders of American Depositary Shares in the United States and approximately 20,100 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described in “—The Telecom Shareholders’ Agreement”. and the Company’s bylaws.

The Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” shares, held on December 15, 2011, approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches. As of December 31, 2020, 4,486,540 Class “C” shares were converted into Class "B” shares in 13 tranches. As of the date of this Annual Report, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

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

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See “Item 4—Information on the Company— Introduction—Significant 2020 Events—Public Tender Offer due to change of control”.

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

Telecom Shareholders’ Agreement

On July 7, 2017, Fintech Telecom, LLC (“FTL”), certain of its affiliates and CVH entered into a shareholders’ agreement (“Telecom Shareholders Agreement”), which regulates certain matters as to the corporate governance of Telecom Argentina which became effective upon completion of the Merger, while other provisions became effective simultaneously upon execution of the Telecom Shareholders’ Agreement.

The Telecom Shareholders’ Agreement provides, among other matters, the following:

•	Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;

•	FTL and CVH undertook to execute a voting trust agreement (the “Voting Trust Agreement”), which was formalized on April 15, 2019, pursuant to which FTL and VLG contributed 235,177,350 Class A shares and 235,177,350 Class D shares of Telecom, respectively, to a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Telecom Shareholders’ Agreement, in which case such shares will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC;

•	The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17. Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;

•	Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and all key employees of Telecom and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;

•	An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our Audit Committee and three members of our Supervisory Committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the Audit Committee and two members of the Supervisory Committee;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

•	Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;

•	We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the BYMA and the New York Stock Exchange, respectively;

•	Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third-party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;

•	In the event that a tender offer (oferta pública de adquisición) was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger Effective Date) representing up to 2% of Telecom’s total capital stock, see “Item 4—Information on the Company— Introduction—Significant 2020 Events—Public tender offer due to change of control”;

•	Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;

•	The SHA Parties agree to cause us to declare and pay dividends if our consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and

•	Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

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

Transactions with related parties of Grupo Clarín for the year ended December 31, 2020 resulted in income for telecommunication services rendered by us of approximately P$212 million and expenses for services received of approximately P$5,058 million.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Transactions with other related parties resulted in income for services rendered of P$45 million and an income for interest of P$48 million as of December 31, 2020. Additionally, transactions with other related parties resulted in expenses of P$53 million as of December 31, 2020.

As of December 31, 2020, we had no loans outstanding to the executive officers of Telecom Argentina.

Interests of Experts and Counsel

Not applicable.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for Telecom Argentina’s Consolidated Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Introduction—Recent Developments”.

Legal Proceedings

The descriptions of the legal proceedings, including labor claims, general proceedings and consumer trade union proceedings in Note 19 to our Consolidated Financial Statements are incorporated herein by reference.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote at a shareholders’ ordinary meeting of Telecom Argentina’s capital stock. Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted or reconstituted. In addition, the Telecom Shareholders Agreement includes certain provisions with respect to the payment of dividends under certain circumstances (See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders— Telecom Shareholders’ Agreement”).

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

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2020, 2019 and 2018—Factors Affecting Results of Operations”.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.	THE OFFER AND LISTING

The number of shares as of December 31, 2020, was as follows:

Class of shares (*)	Outstanding Shares
Class A Shares	683,856,600
Class B Shares	628,058,019
Class C Shares	106,734
Class D Shares	841,666,658
Total	2,153,688,011

(*) Ordinary share (nominal value P$1 each) with 1 vote each

The Class B Shares are currently listed on the BYMA under the symbol “TECO2”. The ADSs are currently listed on the NYSE under the symbol “TEO”. Each ADS issued by the Depositary represents rights to five Class B Shares.

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

Certain historical information regarding the BYMA is set forth in the table below.

	2020	2019	2018	2017	2016
Market capitalization (P$ billions) (1)	9,433	10,560	10,524	6,877	4,512
As percent of GDP (2)	38	52	72	60	56
Volume (P$ million) (1)	30,504,788	10,654,580	4,144,621	2,712,799	1,333,260
Average daily trading volume (P$ million) (1)	126,576	43,666	17,056	10,983	5,420
Number of traded companies (including Cedears)	283	240	183	184	189

(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).

(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 2020. The amount of 2020 is based on the last information available as of the filing date.

Source: Instituto Argentino de Mercado de Capitales

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.	ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. Telecom Argentina’s bylaws with all subsequent amendments were registered before the IGJ on November 15th, 2018, under number 22160, book 92 of Corporations. After this registration, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 10, 2019 approved the amendment of Sections 4th, 5th and 6th of the Bylaws, so that Class “A” and “D” shares may be certified shares in accordance with applicable law or book-entry shares, as decided by Class “A” and Class “D” Shares Special Shareholders’ Meetings, respectively. Afterwards, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of Section 10th of the Company´s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new means of notification of calls for said Meetings. The registration of these amendments before IGJ is still pending.

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

Shareholders’ Meetings

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Shareholders’ Meeting in each fiscal year to consider the matters outlined in Section 234 of the GCL, Section 71 of Law No. 26,831 and CNV rules, including but not limited to:

•	approval of Telecom Argentina’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;

•	election, removal and remuneration of directors and members of the Supervisory Committee;

•	allocation of profits; and

•	appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include, but are not limited to:

•	consideration of the responsibility of directors and members of the Supervisory Committee; and

•	capital increases and the issuance of notes.

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

Notice of the Shareholders’ Meeting must be published in the Official Gazette and in a widely circulated newspaper in Argentina, at least twenty days before the shareholder’s meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. in the case of Class B and Class C shares, and via book-entry account held by the Company of Class A and Class D shares. Entitled to attend the meeting, a shareholder may be represented by proxy.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	113	TELECOM ARGENTINA S.A.

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

See Note 28 to our Consolidated Financial Statements regarding restrictions on distributions of profits and dividends.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	114	TELECOM ARGENTINA S.A.

Conflicts of Interest

A shareholder that votes on a business transaction in which its interest conflicts with that of Telecom Argentina may be liable for damages under Argentine law, but only if the transaction would not have been approved without his or her vote. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Our Shareholders may be subject to liability under Argentine law for certain votes of their securities”. See also “—Powers of the Directors” below for a description of conflict of interest regarding Directors.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	115	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	116	TELECOM ARGENTINA S.A.

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

Under Decree No. 764/00, as amended by Decree No. 267/15, the loss of control of a licensee company such as Telecom Argentina is subject to the approval of the ENACOM.

MATERIAL CONTRACTS

For information regarding our material contracts, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders— Telecom Shareholders’ Agreement”. We are not a party to the Telecom Shareholders’ Agreement.

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

On September 1, 2019, the Argentine government issued Decree No. 609/19 (the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended by the new administration, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the BCRA and liquidate such foreign currency-denominated proceeds to Pesos through the foreign exchange market (the “MULC”); and (ii) authorized the BCRA to (a) regulate the access to the foreign exchange market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 6844/19, as amended by subsequent BCRA Communications, issued by the BCRA on December 6, 2019. On December 27, 2019 and December 30, 2019, the BCRA issued Communications “A” 6854/19 and “A” 6856/19, respectively, pursuant to which the exchange control regulations found in Communication “A” 6844/19 remain effective after December 31, 2019. Below is a description of the main exchange control measures in effect as of the date of this Annual Report:

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

PART I - ITEM 10 ADDITIONAL INFORMATION	117	TELECOM ARGENTINA S.A.

Specific provisions for inward remittances

Repatriation and settlement of the proceeds of exports of goods.

In accordance with Section 7.1 of Communication “A” 6844 of the BCRA, as amended, exporters must repatriate, and settle for Pesos through the MULC, the proceeds of their exports of goods cleared through customs as from September 2, 2019.

Although Communication “A” 6844, maintains the obligation to bring export proceeds to Argentina through the MULC, in accordance with Section 2.6 of said Communication, exporters are authorized to avoid the settlement for pesos to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the exporter, opened at local banks; (b) the proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the MULC, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the MULC, up to the amount of the insured exported goods.

Moreover, through Section 8 of Communication “A” 6844, the BCRA reinstated the export proceeds monitoring system, setting forth rules governing such monitoring process and exceptions thereof. Exporters will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations. Decree No. 661/19 clarified that the collection of the export benefits set forth under the Argentine Customs Code shall be subject to the exporter complying with the repatriation and Peso settlement obligations imposed by the new regulations.

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

By means of Communication “A” 7123 dated October 1, 2020, the BCRA decided to admit the use of collections of foreign currency resulting from exports of goods and services to (i) payment of capital and interest on financial indebtedness with foreign creditors whose average life, considering payments of capital and interest services, is not less than one year; and (ii) repatriation of foreign investors’ direct investments in companies that do not control local financial entities, to the extent that the repatriation occurs after the date of completion and implementation of the investment project and, at least, one year after the entry of the capital contribution in the exchange market.

These operations may be carried out in the event that the exchange regulations set forth in such Communication with respect to destination of the funds, entry and settlement of the funds in the exchange market, and monitoring of the operation by a local financial entity are met.

Moreover, by means of Communication “A” 7138 dated October 15, 2020, the BCRA made certain adjustments to the foreign exchange regulations in force.

In this regard, the special regime set forth by Communication “A” 7123 (which allows the application of foreign exchange charges for exports of goods and services directly to the payment of principal, interest and/or dividends) now includes (i) new issuance of debt securities with public registry in the country denominated in foreign currency which meet the conditions set forth in Section 3.6.4. of the rules of “Foreign Exchange” with an average life of one year considering the maturities of principal and interest (subject to compliance of requirements under Section 1.1.of Communication “A” 7123); (ii) payment of new debt or repatriation of direct investments which funds have been entered and settled in the foreign exchange market and have made it possible to reach the parameters provided for in the refinancing scheme set forth in Communication “A” 7106; and (iii) the issuance of new debt securities with public registry in the country or abroad, issued on or after October 9, 2020, with an average life of no less than two years, allowing creditors receiving such securities to meet the parameters foreseen in the aforementioned refinancing scheme.

PART I - ITEM 10 ADDITIONAL INFORMATION	118	TELECOM ARGENTINA S.A.

Obligation to repatriate and settle in Pesos the proceeds from exports of services

Section 2.2 of Communication “A” 6844 imposes to exporters the obligation to repatriate, and settle in the MULC, the proceeds from exports of services within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

As to the use of collections of foreign currency resulting from exports and services, please refer to the descriptions of the BCRA Communications “A” 7,123 and 7,138 included above.

Sale of non-financial non-produced assets

Pursuant of Section 2.3 of Communication “A” 6844, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the MULC within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

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

The BCRA Communication “A” 7,030, and its amendments, established the prior agreement of the BCRA, until October 31, 2020 (then extended by Communication 7,151 until December 31, 2020), for the cancellation of capital services of financial debts with abroad, provided that the creditor is a related counterparty.

In addition, Communication “A” 7,030, as amended, established the prior approval of the BCRA for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

(a) All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to US$ 100,000 (with some exceptions, expressly provided for by the regulation).

(b) Undertakes to settle in Pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

On the other hand, on June 11th, 2020, the BCRA issued the Communication “A” 7042, by means of which it relaxed some aspects of the restrictions imposed on the access to the official foreign exchange market that were established through Communications “A” 7001 and “A” 7030.

PART I - ITEM 10 ADDITIONAL INFORMATION	119	TELECOM ARGENTINA S.A.

Firstly, the Communication canceled the requirement imposed on the beneficiaries of financing in Argentine Pesos to have the BCRA prior authorization in order to access to the MULC to cancel principal and/or interest on all types of foreign indebtedness pending as of March 19th, 2020, when the payment did not have an expiration date or whose expiration had operated prior to that date (provided by Communication “A” 6937, as amended).

Secondly, although the 90-day term for not carrying out sale operations of securities against foreign currency or transfers to depository institutions abroad before and after the date of access to the MULC is maintained, the Communication established that this rule will only apply to the abovementioned sale operations carried out since May 1st, 2020. Therefore, those entities that carried out these operations during April (when Communication “A” 7001 had not been issued yet), will not be restricted from accessing the MULC because of these operations.

Regarding the requirement of non-existence of available liquid external assets that was imposed by Point 1 of Communication “A” 7030, the Communication introduces a series of exceptions:

•         Access to the MULC is allowed when available liquid external assets do not exceed an amount equivalent to US$ 100,000.

•         The amount mentioned in the previous point may be exceeded provided the amount in excess (a) is used on the same date to make payments that would have had access to the local exchange market; (b) is transferred in favor of the customer to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 5-working day period has not elapsed; or (d) consists in funds deposited in foreign bank accounts resulting from financial indebtedness obtained abroad and its amount does not exceed the equivalent to be paid for principal and interests in the next 120 calendar days.

•         It is pointed out that funds deposited abroad that cannot be used by the customer because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements or funds set up to guarantee foreign derivative transactions will not be considered as external liquid assets.

Additionally, Communication “A” 7,106 established the requirement, for those who register scheduled capital maturities between October 15, 2020 and March 31, 2021 with creditors that are not related counterparties, to submit to the BCRA a detail of a refinancing plan complying with certain criteria established in the said Communication. Specifically, the BCRA will grant access to companies for an amount up to 40% of maturities and companies must refinance the rest for a term of at least 2 years. This, provided that the amount for which the exchange market would be accessed for the cancellation of principal exceeds the equivalent of US$ 2,000,000 per calendar month, with some exceptions, expressly provided for by the regulation.

Likewise, by means of Communication “A” 7133 published on October 9, 2020, the BCRA established that access to the foreign exchange market will be available up to 30 calendar days prior to the maturity date for the payment of principal and interest on foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency, when the pre-cancellation is carried out as part of a debt refinancing process which meets the terms set out in point 7 of Communication “A” 7106 and the following conditions are verified: (a) the amount of interest paid does not exceed the amount of interest accrued on the refinanced debt up to the date the refinancing was closed; and (b) the principal amount of the new debt does not exceed the amount that would have accrued over the principal maturities of the refinanced debt.

In addition, said Communication provided that access to the foreign exchange market may be granted prior to the maturity date for the payment of interest on foreign financial debts or debt securities publicly registered in the country and denominated in foreign currency, when the pre-cancellation is made within the framework of an exchange process of debt securities issued by the client and all the conditions indicated in such Communication are verified.

The same Communication also clarified that, in the context of the refinancing processes provided for in point 7 of Communication “A” 7106, the 40% capital limit for access to the exchange market may be increased to the same extent as the debtor's settlements on the exchange market as from October 9, 2020 for financial debts owed abroad, issues of debt securities registered with the public authorities abroad or issues of debt securities registered with the public authorities in the country and denominated in foreign currency (in the latter case, provided that they meet the conditions laid down in point 3.6.4 of the foreign exchange regulations.

PART I - ITEM 10 ADDITIONAL INFORMATION	120	TELECOM ARGENTINA S.A.

Finally, the Communication established that for new debt securities with a public register in the country or abroad, issued as from October 9, 2020 in the framework of the refinancing processes provided for in point 7 of Communication “A” 7106, the requirement of foreign currency settlement for the purposes of access to the foreign exchange market for the cancellation of its capital and interest services will be deemed to be fulfilled. In this way, the BCRA would be ensuring that new securities issued under these exchange processes would have access to the foreign exchange market, even if there was no foreign exchange settlement from the issue.

On the other hand, Communication “A” 7123 provided that BCRA’s prior consent to access the exchange market will not be required in the following cases:

•               Repatriation of foreign direct investments in companies that do not control local financial entities, insofar as the capital contribution has been entered and settled in the foreign exchange market as of October 2, 2020 and the repatriation takes place at least two years after entry.

•              Payment at maturity of the principal of foreign financial indebtedness of the non-financial private sector when the creditor is a counterpart linked to the debtor, insofar as the funds have been entered and settled in the foreign exchange market as of October 2, 2020 and the indebtedness has an average life of no less than 2 (two) years.

Duly registered securities that are denominated and payable in foreign currency in Argentina

As of November 29, 2019, in accordance with Section 2.5 of the Communication “A” 6844 issued by the BCRA, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in BCRA Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Payments of local debt securities denominated in foreign currency among residents

In accordance with Section 3.6 of Communication “A” 6844, access to the MULC for the payment of foreign currency denominated obligations between Argentine residents executed from September 1, 2019 is prohibited. With regard to preexisting transactions, access is authorized; provided that the relevant transactions were entered into through public deeds or public registries. This prohibition does not apply to loans in foreign currency granted by local financial entities, including payments of credit cards, the issuance of debt securities for the refinancing of the debt transactions entered into through public deeds or public registries on or before August 30, 2019, and the issuance of debt securities denominated in foreign currency with public registry as from November 29, 2019, to the extent the proceeds obtained have been settled through the MULC.

Moreover, in accordance with Section 2.5 of the Communication “A” 6844 Bank, resident issuers are granted access to the MULC for the payment at maturity of principal and interest under new duly registered issuances of debt securities that are denominated and payable in foreign currency in Argentina, to the extent they (i) are fully subscribed in foreign currency, and (ii) the proceeds from the issuance are settled through the MULC. However, regarding the settlement of the proceeds from the issuance shall not constitute a condition for future access to the MULC for repayment of domestic issuances as provided in (ii) above, to the extent the conditions set forth in BCRA Communication “A” 6814 are met (i.e., the proceeds are deposited in a local foreign currency-denominated bank accounts and are simultaneously applied to transactions having access to the MULC, and the deal has no tax impact, among others).

Access to the foreign exchange market by security trusts for principal and interest payments

As imposed by Section 3.7 of Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the MULC in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the MULC to make such payments directly. Also, subject to certain conditions, a fiduciary may access the MULC to guarantee certain capital payments and interest on financial debt abroad and anticipate access to it.

PART I - ITEM 10 ADDITIONAL INFORMATION	121	TELECOM ARGENTINA S.A.

Specific Provisions Regarding Outflow of Funds

Pursuant to Communication “A” 7,001, as amended by Communication “A” 7030, the BCRA established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the BCRA; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

In addition, Communication “A” 7030, as amended, established the prior approval of the BCRA for certain outflow of funds through the foreign exchange market, unless the entity has an affidavit from the client stating that at the time of access to the foreign exchange market:

(a) All of its local foreign currency holdings are deposited in accounts in financial institutions and that it did not have liquid external assets available at the beginning of the day that access to the foreign exchange market is requested for a higher amount equivalent to US$ 100,000 (with some exceptions, expressly provided for by the regulation).

(b) Undertakes to settle in pesos through the foreign exchange market, within five working days of its availability, those funds received abroad resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020.

On the other hand, on June 11th, 2020, the BCRA issued the Communication “A” 7042, by means of which it relaxed some aspects of the restrictions imposed on the access to the official foreign exchange market that were established pursuant to Communications “A” 7001 and “A” 7030.

Firstly, the Communication canceled the requirement imposed on the beneficiaries of financing in Argentine Pesos to have the BCRA prior authorization in order to access to the MULC to cancel principal and/or interest on all types of foreign indebtedness pending as of March 19th, 2020, when the payment did not have an expiration date or whose expiration had operated prior to that date (provided by Communication “A” 6937, as amended).

Secondly, although the 90-day term for not carrying out sale operations of securities against foreign currency or transfers to depository institutions abroad before and after the date of access to the MULC is maintained, the Communication established that this rule will only apply to the abovementioned sale operations carried out since May 1st, 2020. Therefore, those entities that carried out these operations during April (when Communication “A” 7001 had not been issued yet), will not be restricted from accessing the MULC because of these operations.

Regarding the requirement of non-existence of available liquid external assets that was imposed by Point 1 of Communication “A” 7030, the Communication introduces a series of exceptions:

•               Access to the MULC is allowed when available liquid external assets do not exceed an amount equivalent to US$ 100,000.

•              The amount mentioned in the previous point may be exceeded provided the amount in excess (a) is used on the same date to make payments that would have had access to the local exchange market; (b) is transferred in favor of the customer to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 5-working day period has not elapsed; or (d) consists in funds deposited in foreign bank accounts resulting from financial indebtedness obtained abroad and its amount does not exceed the equivalent to be paid for principal and interests in the next 120 calendar days.

•              It is pointed out that funds deposited abroad that cannot be used by the customer because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements or funds set up to guarantee foreign derivative transactions will not be considered as external liquid assets.

PART I - ITEM 10 ADDITIONAL INFORMATION	122	TELECOM ARGENTINA S.A.

Repayment of principal and interest of imports of goods and services.

Pursuant to Section 3.3 of Communication “A” 6844, access to the foreign exchange market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Such Section of Communication “A” 6844 states that BCRA’s prior approval will be required to access the MULC for the repayment of debts for imports of goods and services prior to the maturity of such indebtedness.

The BCRA sets forth different requirements depending on whether it relates to the payment of imports of goods with customs clearance or the payments of import of goods pending customs clearance. As mentioned below, the imports and import payments monitoring system (SEPAIMPO) has been reinstated, setting forth rules governing such monitoring process and exceptions thereof. Importers will need to appoint a financial entity in charge of monitoring compliance with the aforementioned obligations.

In that sense, the local importer must designate a local financial entity to act as a monitoring bank, which will be responsible for verifying compliance with the applicable regulations, including, among others, the liquidation of import financing and the entry of imported goods.

Prior authorization by the BCRA is required for access to the MULC for payments of overdue or due to payment debts for imports of goods with related companies abroad when it exceeds the equivalent of US $ 2 million per month per resident customer, as stated by Section 3.13 of Communication “A” 6844.

Likewise, by means of Communication “A” 7030, the BCRA has significantly restricted, until June 30th, 2020 (such period then extended in several opportunities), the possibility of accessing the FX Market to make advance payments for imports of goods and financing of imports of non-officialized goods. In this regard, the importer must submit an affidavit evidencing that the total amount of payments for imports of goods made through the exchange market during the year 2020 (including the payment being requested and any payment for cancellations of credit lines and/or commercial import guarantees), does not exceed the amount that the importer registers as “officialized” in the “Import Payment Tracking” system (SEPAIMPO) between January 1st, 2020 and the day prior to the access to the exchange market. Payments with pending customs registration will only be allowed in specific cases of exception; for instance, when the amount pending of regularization by the client for similar payments made as of September 1st, 2019 (including the amount for which access to the exchange market is requested), does not exceed the equivalent of US$ 250,000.

On the other hand, the Communication “A” 7042 relaxed some restrictions regarding the payments of imports imposed by Communication “A” 7030, that were applicable until June 30th, 2020:

•	Restrictions imposed by Communication “A” 7030 will not apply to payments of imports of (i) pharmaceutical products and fertilizers and (ii) supplies for the local production of medicines, to the extent that such payments are deferred or on demand of operations that have been shipped on after June 12th, 2020 or that, having been shipped earlier, have not arrived to the country before that date.

•	The general basket of payments of imports pending regularization by client made since September 1st, 2019, was increased to US$ 1,000,000 (including the amount for which access to the foreign exchange market is requested).

Moreover, by means of Communication “A” 7052, BCRA relaxed some aspects of the restrictions imposed on access to the MULC for payments of imports.

Firstly, the Communication extended until July 31st, 2020 the requirement to have BCRA prior consent to cancel capital services for financial indebtedness obtained abroad, when the creditor is a counterparty linked to the debtor.

PART I - ITEM 10 ADDITIONAL INFORMATION	123	TELECOM ARGENTINA S.A.

Secondly, the Communication also extended until July 31st, 2020 the limitations on making payments of imports of goods that had not been nationalized through Argentine Customs. However, in this regard, BCRA established that certain relaxations to these rules will come into effect on July 6th, 2020, namely:

•	Restrictions will not apply to payments of imports to the extent that such payments are deferred or on demand of operations that have been shipped on after July 1st, 2020 or that, having been shipped earlier, have not arrived to the country before that date (clarifying that, for goods included in chapters 30 and 31 of the Mercosur Common Nomenclature (NCM), pharmaceutical products and fertilizers, and supplies for the local production of medicines, the relevant date will continue to be June 12th, 2020, as provided by Communication “A” 7042).

•	It maintained at US$ 1,000,000 (including the amount for which access to the exchange market is requested) the general basket of payments of imports pending regularization by the client made since September 1st, 2019; but extended it to US$ 3,000,000 in case of payments of imports of products related to the provision of medicines or other goods related to the medical and/or health care of the population or inputs that are necessary for their local processing.

By means of Communication “A” 7094 dated August 27, 2020, the BCRA extended the deadline of Points 2 (special rules for the payment of imports) and 3 (restrictions on repayment of principal under financing owed to related parties) of Communication “A” 7030 (as amended and supplemented) until October 31, 2020.

 In addition, such Communication extended the exception set out in Point 1(a)(iv) of Communication “A” 7030 (as amended by Communication “A” 7042) by providing that the US$ 100,000 limit on liquid external assets contemplated therein, will not be considered to be exceeded if such excess is caused by the proceeds of financings deposited in offshore bank accounts, up to an amount equivalent to the principal and interest payments due and payable by the local entity during the immediately following 365 days (until now, the term was 120 days).

By means of Communication “A” 7123 dated October 1, 2020, the BCRA amended the import regime and states that the amount for which the importer may access the exchange market, under the conditions set forth in point 2. of Communication "A" 7030 as supplemented, will be increased by the equivalent to 50% of the amounts that, as of October 2, 2020, the importer enters and settles in the exchange market for advances or pre-financing of exports with a minimum term of 180 days.

Moreover, by means of Communication “A” 7138 dated October 15, 2020, the BCRA established that the intervening entity must confirm that the importer has made the corresponding declaration through the Integral Import Monitoring System (Sistema Integral de Monitoreo de Importaciones, SIMI) in “UTPUT” status with respect to the goods involved (i) in all cases where such declaration is required to register the application for importation for consumption, or (ii) for the access to the foreign exchange market by local financial entities for the payment of letters of credit or secured letters issued or granted on or after October 16, 2020.

Furthermore, the Communication stated that, as of November 2, 2020, payments for imports of goods with pending customs revenue registration (payments on demand, payments of commercial debts abroad, or payment of commercial guarantees for imports of goods granted by local entities) made between September 2, 2019 and October 31, 2019, and which are not regularized, will be automatically considered to be in a state of delay.

Payment of services provided by non-residents

Pursuant to Section 3.2 of Communication “A” 6488, residents may access the foreign exchange market for payment of services provided by non-residents (provided they are, unless expressly admitted, unrelated entities), for so long as such transaction has been reported, if applicable, pursuant to the External Assets and Liabilities Reporting Regime. Prior authorization from the BCRA is required for residents to access to the foreign exchange market for the repayment of debts or other liabilities in foreign currency to other residents.

PART I - ITEM 10 ADDITIONAL INFORMATION	124	TELECOM ARGENTINA S.A.

Payment of dividends and corporate profits

In accordance with Section 3.4 of Communication “A” 6844, access is granted to the local foreign exchange market to pay dividends to non-resident shareholders, subject to the following conditions:

•	Maximum amounts: The total amount of transfers executed through the MULC as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the MULC as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders' meeting.

•	Minimum Period: Access to the MULC will only be granted after a period of not less than thirty (30) calendar days has elapsed as from the date of the settlement of the last capital contribution that is taken into account for determining the 30% cap aforementioned.

•	Documentation requirements: Dividends must be the result of closed and audited balance sheets. When requesting access to the MULC for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. If applicable, the Information Regime on Foreign Assets and Liabilities shall have been complied with. Also, it be verified that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

Access to the MULC by other residents -excluding entities- for the formation of external assets and for derivatives transactions

Section 3.10 of Communication “A” 6844, establishes that the access to the MULC by local governments, Common Investment Funds, trusts, other universalities established in the country for the build-up of foreign assets and for derivatives transactions requires prior authorization by the BCRA.

Derivatives transactions

Section 4.4 of Communication “A” 6844 imposes to derivatives transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, held in the country -as of September 11, 2019- the obligation to be made in local currency.

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

Other Specific Provisions

Access to the MULC for savings or investments purposes of individuals

Pursuant to Section 3.8 of Communication “A” 6844, as amended, Argentine residents may access the MULC for the purposes of external assets’ formation, family assistance or derivative operations (with some exceptions expressly mentioned) for up to US$200 (through debits to local bank accounts) or US$100 (in cash) per person per month through all authorized exchange entities. If the access entails a transfer of the funds abroad, the destination account must be an account owned by the same client.

PART I - ITEM 10 ADDITIONAL INFORMATION	125	TELECOM ARGENTINA S.A.

Likewise, by means of Communication “A” 7106 dated September 15, 2020, the BCRA made certain adjustments to the applicable foreign exchange regulations, including the following:

For human residents:

1.       As of September 1, 2020, purchases made abroad with a debit card debited from local accounts in Pesos and amounts in foreign currency acquired by human persons for the payment of obligations between residents, including payments for credit card purchases in foreign currency, will be deducted, as of the subsequent month, from the US$ 200 quota for the purchase of foreign currency by human persons for the formation of foreign assets, family assistance and derivatives transactions.

2.       In order to access the foreign exchange market, human residents must sign an affidavit undertaking not to enter into securities transactions in the country with settlement in foreign currency from the moment they require to do so and for the following 90 calendar days.

3.       The holding period of at least 5 working days for securities acquired by human beings through settlement in foreign currency is eliminated.

For non-residents, the sale in the country of securities with settlement in foreign currency is prohibited (except for sale of securities acquired in the country with settlement in foreign currency from September 16, 2020 which remain in the portfolio of the non-resident for a term of no less than a year).

Furthermore, the Communication states that transactions with securities made abroad and securities acquired abroad may not be settled in Pesos in the country.

Access to the MULC by non-residents

In accordance with Section 3.8 of Communication “A” 6844, BCRA prior approval will be required for access to the foreign exchange market by non-residents for the purchase of foreign currency. The operations of: (a) International organizations and institutions that perform functions of official export credit agencies, (b) Diplomatic representations and consular and diplomatic personnel accredited in the country for transfers made in the exercise of their functions, (c) Representatives in the country of Courts, Authorities or Offices, Special Missions, Commissions or Bilateral Bodies established by Treaties or International Agreements, in which the Argentine Republic is part, to the extent that transfers are made in the exercise of their functions, and (d) foreign transfers in the name of individuals who are beneficiaries of retirement and / or pensions paid by the Argentine Administración Nacional de la Seguridad Social (ANSES), for up to the amount paid by said agency in the calendar month and to the extent that the transfer is made to a bank account owned by the beneficiary in your registered country of residence.

Exchanges and arbitrage. Transactions involving securities

Pursuant to Section 4.2 of Communication “A” 6844, as amended, entities are allowed to carry out exchange and arbitrage operations with their clients in the following cases: (i) said operation is not subject to the MULC settlement obligation; (ii) an individual transfers funds from their local accounts in foreign currency to own bank accounts abroad (sworn statement must be submitted expressing that there has not been any sale of securities with local settlement in foreign currency within the last 5 business days), (iii) when foreign currency transfers by local central collective deposit securities for funds received in foreign currency for principal and interest services from National Treasury securities, (iv) arbitration operations not originated in foreign transfers provided that said funds are debited from an account in foreign currency of the client in a local entity, (v) may be carried out without the need to obtain prior BCRA approval, provided that if structured as separate transactions through the Peso, the same would have access to the MULC without BCRA authorization and (vi) foreign currency transfer by individuals from their local accounts in foreign currency to remittance accounts abroad for up to the equivalent of US$500 (five hundred US dollars) per calendar month in the aggregate (the entities must obtain a sworn statement from client stating that the transfer if for collaborate with the maintenance of Argentine residents who have had to stay abroad by virtue of the measures adopted within the framework of the COVID-19 pandemic).

PART I - ITEM 10 ADDITIONAL INFORMATION	126	TELECOM ARGENTINA S.A.

Blue Chip Swap Transactions

Entities authorized to operate on exchanges may not purchase securities in the secondary market with settlement in foreign currency or use holdings of their general exchange position for payments to local suppliers.

Pursuant to Communication “A” 7001, as amended by Communication “A” 7030, the BCRA established certain restrictions to carry out sales of securities via the settlement of foreign currency and its transfer to depository institutions abroad. In this connection, in order to carry out any outflow of funds, the entity must:

(i) request the prior approval of the BCRA; or

(ii) rely on an affidavit stating that the client did not carry out neither sales of securities via the settlement of foreign currency nor its transfer to foreign depository entities on the day that access to the foreign exchange market was requested and within 90 days prior to such request, as well as that the customer undertakes not to carry out such transactions from the date access to the foreign exchange market is requested and for the subsequent 90 calendar days.

Communication “A” 7030 extended to 90 days the terms set forth in Item 3 of Communication “A” 7001, in such a way that whoever intends to access the FX Market for the acquisition of foreign currency, must not have carried out foreign currency purchase transactions through the so-called "blue chip swap" (by means of contado con liquidación (CCL) or electronic payment (MEP)) within 90 days prior to the date of access to the FX market (or from April 1st, 2020, whichever is later), nor may they do so within 90 days after such date.

Foreign Exchange Criminal Regime

Any operation that does not comply with the provisions of the foreign exchange controls is reached by the Foreign Exchange Criminal Regime.

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

Taxation of Dividends

Pursuant to Law No. 26,893, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 69 (a)(1), (2), (3), (6) and (7), and Section 69(b), were subject to income tax at a 10% rate except for those beneficiaries that were domestic corporate taxpayers. Law No. 27,260 repealed this withholding tax as of July 23, 2016. Consequently, no withholding tax were to be levied on dividends distributed to either Argentine or non-Argentine resident shareholders since then. This treatment applies only to dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018.

Likewise, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, was subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation should pay the tax to the Argentine tax authorities and would be entitled to seek reimbursement from the shareholders.

PART I - ITEM 10 ADDITIONAL INFORMATION	127	TELECOM ARGENTINA S.A.

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are to be subject to a tax treatment different from the one previously described, based on the enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, will be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2020), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2021 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders.

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

a.	Argentine corporate´s capital gains tax

Capital gains obtained by Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law and local branches of non-Argentine entities) derived from the sale, exchange or other disposition of shares are subject to income tax at the corporate rate on net income.

b.	Individual resident’s capital gains tax

Law No. 27,430 established that as from January 1, 2018, gains realized by Argentine resident individuals (except for sole companies or commission agents) from the sale, transfer or disposition of shares, securities representing shares and certificates of deposit of shares are exempt from capital gains tax in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV. For periods prior to 2018, it is currently under discussion the extent of the exemption (established by Law No. 26,893 and its implementing Decree No. 2,334/13) applicable to the sale of shares and other securities through a stock exchange market, so as to determine whether it applies only sales of securities made in stock exchanges duly authorized by the CNV or in any stock exchanges.

Pursuant Income Tax Regulatory Decree (O.T 2019), the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

c.	Nonresident’s capital gains tax

Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply. On December 9, 2019, the official list of "non-cooperating" jurisdictions for tax purposes was published by means of Decree No. 682/19. Argentine tax authorities are required to report any news to the Ministry of Finance to modify this list

1. Bosnia and Herzegovina

2. Brecqhou

3. Burkina Faso

4. State of Eritrea

5. Vatican City State

6. State of Libya

7. Independent State of Papua New Guinea

8. Plurinational State of Bolivia

9. British Overseas Territories Saint Helena, Ascension and Tristan da Cunha

10. Sark Island

12. Solomon Islands

13. Federated States of Micronesia

14. Mongolia

15. Montenegro

16. Kingdom of Bhutan

17. Kingdom of Cambodia

18. Kingdom of Lesotho

19. Kingdom of Eswatini (Swaziland)

20. Kingdom of Thailand

21. Kingdom of Tonga

22. Hashemite Kingdom of Jordan

23. Kyrgyz Republic

24. Arab Republic of Egypt

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

75. Democratic Republic of the Congo

76. Federal Democratic Republic of Ethiopia

77. Lao People's Democratic Republic

78. Democratic Socialist Republic of Sri Lanka

79. Federal Republic of Somalia

80. Federal Democratic Republic of Nepal

81. Gabonese Republic

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,541, as of December 31, 2020 and 2019, the tax rate is 0.50%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements prepared under Argentine GAAP. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Extraordinary tax on wealth

On December 18, 2020,  Law No. 27,605 was published in the Official Gazette, which creates an extraordinary and one-time tax on wealth (also known as “Aporte Extraordinario y Solidario Para Ayudar a Morigerar los Efectos de la Pandemia'”) in order to face the effects of the coronavirus pandemic.

The extraordinary tax on wealth applies to individuals and undivided estates with assets of P$200 million or more as of the date of entry into force of the law, valued according to the rules of  the Personal Assets Tax law, regardless the treatment those assets have on that tax, with no deduction of non-taxable minimum amounts.

Individuals and undivided estates (entities are excluded), residents of Argentina, are taxed on their assets located in Argentina and abroad.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Argentine nationals with domicile or residence in non-cooperating or  low or non-taxation jurisdictions are considered as residents for purposes of  the extraordinary tax on wealth.

For resident taxpayers, the taxable assets also include all contributions to trusts or private interest foundations and other similar structures, participation in companies or other entities of any type -without tax personality and direct or indirect participation in companies, or other entities of any type-, existing as of the date of entry into force of the law.

Non-resident individuals and undivided estates are taxed only on their assets located in Argentina.

Residency of taxpayers is determined according to the legal criteria established in Sections 116 to 123 of Income Tax Law as of December 31, 2019.

The law provides that, when variations in assets subject to the tax during the 180 days immediately preceding the enactment of the law may lead to presume an intent to evade or avoid the tax, AFIP may, except evidence to the contrary, include those assets in the tax base.

The law provides for tax rates ranging from 2% up to 3.5% for assets located in Argentina, and  3% and 5.25% for foreign assets. Therefore, the payable tax may start at P$4 million. The special tax rates related to foreign assets will not apply in case of repatriation to Argentina of (i) cash, and (ii) the taxpayer’s financial assets or their proceeds, which represent at least 30% of such assets, within 60 days from the date of entry into force of the law.

On January 29, 2021, Decree No. 42/21 was published in the Official Gazette, regulating new extraordinary tax on wealth. Decree No. 42/21 allows taxpayers to value their local companies shares (governed by GCL) to be included on the taxable base under one of two options:

1)	Consider the difference between assets and liabilities as of December 18, 2020, according to the financial statement prepared as of that date and only for this purpose, or

2)	Consider the Company’s equity for the last financial year ended prior to December 18, 2020.

Option 1) should be used if option 2) does not generate an amount to be paid, and if the percentage of the shares has varied between the closing date of the last financial year ended prior December 18, 2020 and that date. The chosen option will apply to all shares held in different entities. Local entities in which taxpayers hold shares must provide information on the valuation of the shares.

On February 8, 2021, AFIP Resolution No. 4,930/21 was published in the Official Gazette. AFIP Resolution No. 4,930/21 governs certain aspects of the aforementioned extraordinary tax on wealth, in addition to the provisions of Decree No. 42/21. AFIP Resolution No. 4,930/21 compels taxpayers assess and pay the tax on wealth before March, 30, 2021. In addition, AFIP implemented a new regime that  analyzes variations in net worth that may have occurred within 180 days prior to the entry into force of Law No. 27,605, with a view to avoiding any evasive schemes derived from such variations. The following taxpayers must report their assets as of March 20, 2020:

a) Taxpayers of extraordinary tax on wealth;

b) Taxpayers not included in a), whose assets as of December 31, 2019 were valued -according to the Personal Assets Tax’s affidavit of such fiscal period- in an amount equal to or above P$130,000,000; and

c) Taxpayers not included in a), whose assets as of December 31, 2018 were valued -according to the Personal Assets Tax’s affidavit of such fiscal period- in an amount equal to or above P$80,000,000.

Both taxpayers included in b) and c) above must report their assets as of December 18, 2020.

Their informative affidavits must be submitted online between March 22, 2021 and April 30, 2021.

Value added tax

The sale, exchange or other disposition of Telecom Argentina shares and ADSs, and the distribution of dividends in connection therewith are exempted from the value added tax.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,432 the PEN may decide that the percentage of the tax that was not computable as payment on account of income tax as of the date this Law became effective, will be progressively reduced by up to twenty percent (20%) per year as of January 1, 2018, and also may decide that, in 2022, the tax provided for in Law No. 25,413 and its amendments as a payment on account of income tax will be fully computed.

On May 7, 2018, Decree No. 409/18 was published. It established that for transactions reached at the general tax rate, it can be computed as a tax credit the 33% of the tax originated in both the accredited and the debited amounts and for the other taxable events achieved by the tax. In the case of operations taxed at a reduced rate, the computation as credit of the tax will be 20%.

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

As used herein, the term “U.S. holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Class B Shares underlying ADSs and is:

•	a citizen or individual resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADSs or Class B Shares.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that Telecom Argentina was not a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2021 taxable year or the foreseeable future, although there can be no assurance in this regard. If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Summarized below are the financial instruments we held as of December 31, 2020, that are sensitive to changes in foreign exchange rates and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

Our results of operations are sensitive to changes in the Peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in Pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. However, Telecom Argentina and Núcleo had commercial debt nominated in U.S. dollars and Euros. Moreover, Núcleo’s bank overdrafts are denominated in its functional currencies (guaraníes) and accrue interest at a variable rate. In addition, Núcleo maintains guaraní denominated financial debt and accrues interest at a fixed rate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds”.

Additionally, the Company has cash and cash equivalents, and investments denominated in U.S. dollars and Euros that are also sensitive to changes in Peso/U.S. dollar exchange rates and contribute to reduce the exposure to commercial and financial obligations in foreign currency.

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

(b)       Sensitivity to Interest Rate Risk

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in Argentine Pesos accruing interest at rates that are reset at maturity, Notes at fixed rates and other financial entities loans denominated in Argentine Pesos, U.S. dollar and guaraníes that bear interest at a variable and fixed rate.

The Company has financial debts at variable rate, which amounts approximately to P$100,366 million as of December 31, 2020.

In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to P$18,513 million as of December 31, 2020, that convert variable rates into fixed rates. Therefore, the net financial debt not hedged amounts to P$81,853 million as of December 31, 2020. Management believes that any variation of 100 bps in the agreed interest rates would generate an impact on a financial results of P$819 million.

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

(c)       Sensitivity to Exchange Rates Risk

Net liability position in foreign currency of Telecom amounted to P$185,635 million as of December 31, 2020. In order to reduce the net liability position in foreign currency, Telecom has NDF as of December 31, 2020 amounting to US$117 million, therefore, the net liability not hedged amounts to US$2,088 million as of that date.

Based on the composition of the consolidated statement of financial position as of December 31, 2020, which is a not hedged net liability position in foreign currency of US$2,088 million., Management estimates that a variation in the US dollar exchange rate of 10% as described in the previous paragraph, plus or minus, would generate a variation of approximately P$17,571 million in the consolidated financial position in foreign currency.

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently include listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADR holders. For the year ended December 31, 2020, the Depositary reimbursed Telecom Argentina approximately US$128,367.14 in connection with the ADR program.

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

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2020 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2020. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2020 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

On April 28, 2020, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year´s Annual Shareholders´ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2021 has not yet been held. Therefore, as of the date of this Annual Report, Carlos Alejandro Harrison, Martín Hector D’Ambrosio and Germán Horacio Vidal remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors”.

ITEM 16B.	CODE OF ETHICS

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

The Code of Ethics and Conduct is available on our website at https://institucional.telecom.com.ar/grupotelecom.html#en and the latest update was filed with the SEC on Form 6-K on November 8, 2019.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2020 and 2019. Figures are not restated for inflation.

Services Rendered	2020	2019
Audit fees (1)	120.4	122.0
Audit related fees (2)	3.4	-
Tax fees (3)	7.1	6.4
All other fees (4)	38.3	60.9
Total	169.2	189.3

(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2020 and 2019, limited reviews of interim financial statements presented during 2020 and 2019, SEC filing reviews and other attestation services.
(2)	Includes fees billed for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees. Primarily includes fees billed for assistance in the framework of Processes and the review on technical and methodological issues regarding the S4 HANA SAP and fees for consulting services provided in connection with the implementation of the software for human capital management.

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

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2020 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March __, 2021. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-90.

The following financial statements are filed as part of this Annual Report:

ITEM 19.	EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended and restated (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on December 28, 2018).

2.1	Deposit Agreement, dated November 8, 1994 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

2.2	Form of Amendment No. 1 to Deposit Agreement, dated August 28, 1997 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-07452)).

2.3	Amended and Restated Indenture between Cablevisión S.A. as issuer, and Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent, dated December 11, 2017 (included as Exhibit 4.3 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

2.4	Supplemental Indenture to the Amended and Restated Indenture between Telecom Argentina S.A. (as successor to Cablevisión S.A.) as issuer, Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent and Banco Comafi S.A. (as successor to Deutsche Bank S.A.), as Argentine registrar and transfer agent, Argentine paying agent and representative of the trustee in Argentina, dated July 12, 2018 (included as Exhibit 4.4 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

2.5	Indenture between Telecom Argentina S.A., as issuer, Citibank, N.A. as trustee, paying agent, registrar and transfer agent and Citibank, N.A. as Argentine registrar and transfer agent and representative of the trustee in Argentina, dated July 18, 2019 (included as Exhibit 2.5 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein).

2.6	Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.6 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein.

PART III	TELECOM ARGENTINA S.A.

3.1	Voting Trust Agreement between Cablevisión Holding S.A., VLG S.A.U., Fintech Telecom LLC, Fintech Advisory, Inc., Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda, Mr. Lucio Rafael Pagliaro and Mr. David Manuel Martínez Guzmán, dated April 15, 2019 (previously filed as Exhibit 99.9 to Telecom’s Schedule 13D filed on April 16, 2019 and incorporated by reference herein).

4.1	Telecom Shareholders’ Agreement among VLG Argentina LLC, CVH, Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc., dated July 7, 2017 (previously filed as Exhibit 32 to Telecom’s Schedule 13D filed on July 10, 2017 and incorporated by reference herein).

4.2	Preliminary Reorganization Agreement among Telecom, Nortel, Sofora and Personal, dated March 31, 2017 (included as Annex A of the registration statement on Form F-4 filed by Telecom on May 17, 2017 and incorporated by reference herein).

4.3	Preliminary Merger Agreement between Telecom and Cablevisión, dated June 30, 2017, and the related exhibits thereto (previously furnished on Form 6-K (File No. 001-13464) on August 28, 2017 and incorporated by reference herein).

4.4	Syndicated Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated October 8, 2018 (included as Exhibit 15.6 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.5	Amendment Agreement to the Syndicated Loan Agreement between Telecom Argentina and Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A., as joint bookrunners and lead arrangers, Citibank N.A., as administrative agent and the Branch of Citibank N.A., established in the Republic of Argentina, as onshore custody agent, dated February 11, 2019 (included as Exhibit 15.7 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.6	DB Loan Agreement between Telecom Argentina and Deutsche Bank AG, London Branch, as initial lender, sole book-runner and lead arranger and Deutsche Bank Trust Company Americas, as administrative agent, dated November 8, 2018 (included as Exhibit 15.8 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.7	Lender Accession Agreement between Telecom Argentina and CPPIB Credit Investments Inc., Deutsche Bank AG, London Branch and Deutsche Bank Trust Company Americas, as sole book-runner and lead arranger, dated November 14, 2018 (included as Exhibit 15.9 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.8	Loan Agreement between Telecom Argentina and International Finance Corporation, dated March 4, 2019 (included as Exhibit 15.10 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

4.9	Amended and Restated Common Terms Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020 (included as Exhibit 4.9 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein).

4.10	Amended and Restated IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020 (included as Exhibit 4.10 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein).

PART III	TELECOM ARGENTINA S.A.

8.1	List of Subsidiaries.

12.1	Certification of Roberto D. Nobile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Roberto D. Nobile and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
	By:	/s/ GABRIEL BLASI
		Name:	Gabriel Blasi
		Title:	Chief Financial Officer
Date: March 25, 2021

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$84.15 = US$1 as of December 31, 2020

F-1

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Dispute of SCI’s Resolution 50/10

We draw attention to Note 19.2.j. to the consolidated financial statements, which describes the situation related to the resolution issued by the Secretariat of Domestic Trade of the Nation to calculate the monthly fee payable by the users of cable television services. The outcome of this situation cannot be foreseen to date. Our opinion is not modified in respect of this matter.

F-2

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

Goodwill Impairment Assessment – CGU in Argentina

As described in Notes 3.l), 3.v), 3.v.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $ 251,908 million as of December 31, 2020, and the goodwill associated with the Argentinian business operations (“the Cash Generating Unit (CGU) in Argentina”) was $ 250,641 million as of December 31, 2020. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable value of the CGU in Argentina, which includes goodwill balance, to its carrying value. Recoverable value of the CGU is determined as the higher value between its fair value less costs of disposal and its value in use. Fair value less cost of disposal is calculated by management using the Company’s market capitalization value and value in use is estimated using a discounted cash flow model. The assessment of the recoverable value of the CGU in Argentina included significant judgments by management. As of December 31, 2020, the recoverable value of the CGU in Argentina was determined by management through the fair value less costs of disposal. To determine the fair value of the CGU in Argentina, the market capitalization value of the Company was adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value and (iii) estimated disposal costs in an orderly transaction.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the CGU in Argentina is a critical audit matter are there was significant judgment by management when developing the assessment of the recoverable value of the CGU in Argentina, which was determined using fair value less costs of disposal. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the fair value less costs of disposal of the CGU in Argentina and to evaluate adjustments made by management to the Company’s market capitalization value, including the estimated fair value of other CGUs and the effect of the net liabilities not subject to the impairment test at their estimated fair value. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

F-3

TELECOM ARGENTINA S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the fair value less cost of disposal for the CGU in Argentina. These procedures also included, among others, evaluating the appropriateness of the fair value less costs of disposal determination for the CGU in Argentina; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and evaluating the adjustments to the Company’s market capitalization value made by management, including the estimated fair value of other CGUs and the estimated fair value for the net liabilities not subject to the impairment test. Evaluating management’ adjustments to Company’s market capitalization value to determine the fair value less costs of disposal of the CGU in Argentina involved evaluating whether the assumptions used by management were reasonable considering the consistency with: (i) valuation techniques generally used to determine fair values, (ii) external market data and (iii) evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology used by management to determine the fair value less costs of disposal and the reasonableness of the fair value of the net liabilities not subject to the impairment test.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Carlos Alberto Pace

Buenos Aires, Argentina

March 25, 2021

We have served as the Company’s auditor since 2003.

F-4

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		As of December 31,
ASSETS	Note	2020	2019
Current Assets
Cash and cash equivalents	4	18,527	34,827
Investments	4	6,542	584
Trade receivables	5	18,956	23,096
Other receivables	6	5,516	6,249
Inventories	7	3,722	4,373
Total current assets		53,263	69,129
Non-Current Assets
Trade receivables	5	59	112
Other receivables	6	1,599	2,291
Deferred income tax assets	15	412	399
Investments	4	2,152	2,891
Goodwill	8	251,908	252,052
Property, plant and equipment	9	320,863	334,903
Intangible assets	10	104,026	112,388
Right of use assets	11	17,772	12,932
Total non-current assets		698,791	717,968
TOTAL ASSETS		752,054	787,097
LIABILITIES
Current Liabilities
Trade payables	12	39,358	43,515
Financial debt	13	41,602	48,031
Salaries and social security payables	14	14,336	13,533
Taxes payables	16	3,739	4,510
Leases liabilities	17	3,336	3,593
Other liabilities	18	2,062	2,252
Provisions	19	1,617	1,622
Total current liabilities		106,050	117,056
Non-Current Liabilities
Trade payables	12	2,448	3,206
Financial debt	13	158,598	158,897
Salaries and social security payables	14	840	1,172
Deferred income tax liabilities	15	79,674	71,549
Taxes payables	16	5	19
Leases liabilities	17	6,966	4,999
Other liabilities	18	1,156	2,071
Provisions	19	7,462	6,301
Total non-current liabilities		257,149	248,214
TOTAL LIABILITIES		363,199	365,270
EQUITY
Equity attributable to Controlling Company		382,456	415,335
Equity attributable to non-controlling interest		6,399	6,492
TOTAL EQUITY (See Consolidated Statements of Changes in Equity)	21	388,855	421,827
TOTAL LIABILITIES AND EQUITY		752,054	787,097

The accompanying notes are an integral part of these consolidated financial statements

TELECOM ARGENTINA S.A

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		For the years ended December 31,
	Note	2020	2019	2018
Revenues	23	301,596	322,686	351,948
Employee benefit expenses and severance payments	24	(58,476)	(63,348)	(62,316)
Interconnection and transmission costs		(11,254)	(10,238)	(11,572)
Fees for services, maintenance, materials and supplies	24	(33,012)	(36,223)	(34,672)
Taxes and fees with the Regulatory Authority	24	(23,020)	(25,029)	(28,502)
Commissions and advertising		(17,252)	(19,893)	(23,477)
Cost of equipment and handsets	24	(11,132)	(14,634)	(20,245)
Programming and content costs		(20,169)	(24,548)	(25,458)
Bad debt expenses		(10,805)	(8,619)	(7,387)
Other operating expenses	24	(13,588)	(15,212)	(20,263)
Depreciation, amortization and impairment of fixed assets	24	(82,594)	(83,439)	(73,535)
Operating income		20,294	21,503	44,521
Earnings (losses) from associates	4	496	(255)	494
Debt financial expenses	25	(24,698)	(22,677)	(71,150)
Other financial results, net	25	7,055	15,426	31,786
Income before income tax (expense) benefit		3,147	13,997	5,651
Income tax (expense) benefit	15	(8,251)	(19,290)	5,943
Net (loss) income for the year		(5,104)	(5,293)	11,594

Attributable to:
Controlling Company		(5,715)	(5,985)	11,089
Non-controlling interest		611	692	505
		(5,104)	(5,293)	11,594

(Loss) earnings per share attributable to Controlling Company - Basic and diluted	3.u	(2.65)	(2.78)	5.15

See Note 24 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	For the years ended December 31,
	2020	2019	2018

Net (loss) income for the year	(5,104)	(5,293)	11,594

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(1,665)	(2,647)	2,893
NDF effects classified as hedges	(272)	(456)	268
Income Tax effects on NDF classified as hedges and others	21	132	(75)
Will not be reclassified subsequently to profit or loss
Actuarial results	135	64	79
Tax effect	(41)	(20)	(23)
Other components of the comprehensive (loss) / income, net of tax	(1,822)	(2,927)	3,142

Total comprehensive (loss) / income for the year	(6,926)	(8,220)	14,736

Attributable to:
Controlling Company	(7,200)	(8,438)	13,458
Non-controlling interest	274	218	1,278
	(6,926)	(8,220)	14,736

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves						Other comprehensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Outstanding shares	Treasury shares	Inflation adjustment	Treasury shares acquisition cost (1)
	Capital nominal value (1)	Capital nominal value (1)			Contributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (2)	Voluntary reserve for future dividends payments
Balances as of January 1, 2018	1,200	-	8,832	-	-	935	223	-	20,026	-	(3,946)	32	86,175	113,477	1,772	115,249
Incorporation of the Net Equity of the acquire (3)	969	15	84,339	(3,759)	-	3,809	1,820	6,912	-	46,943	(662)	(11)	(807)	139,568	2,452	142,020
Retained earnings adjustment (3)	-	-	-	-	-	-	-	-	-	-	-	-	49	49	(44)	5
Merger effect (3)	(15)	-	(110)	-	266,701	-	-	-	-	-	662	11	-	267,249	1,692	268,941
Call option reserve (4)	-	-	-	-	-	-	-	-	-	-	-	(276)	-	(276)	-	(276)
Reserves constitution	-	-	-	-	-	-	-	-	3,706	5,614	-	-	(9,320)	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	(29,555)	-	-	(30,810)	(60,365)	-	(60,365)
Dividends to non-controlling shareholders (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(381)	(381)
Increase in CV Berazategui shareholding	-	-	-	-	-	-	-	-	-	-	-	(501)	-	(501)	(11)	(512)
Comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	-	-	-	-	11,089	11,089	505	11,594
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	2,369	-	-	2,369	773	3,142
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	2,369	-	11,089	13,458	1,278	14,736

Balances as of December 31, 2018	2,154	15	93,061	(3,759)	266,701	4,744	2,043	6,912	23,732	23,002	(1,577)	(745)	56,376	472,659	6,758	479,417
Resolutions of the Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019:
- Reserves constitution	-	-	-	-	-	557	-	-	30,828	13,193	-	-	(44,578)	-	-	-
- Dividends	-	-	-	-	-	-	-	-	-	(11,346)	-	-	(11,798)	(23,144)	-	(23,144)
Dividends to non-controlling shareholders (5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(356)	(356)
Capital reduction	-	(15)	(1,304)	3,759	-	-	-	-	-	-	-	-	(2,440)	-	-	-
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual (6)	-	-	-	-	-	-	-	-	-	-	-	(154)	-	(154)	-	(154)
Increase in Tuves shareholding (7)	-	-	-	-	-	-	-	-	-	-	-	46	-	46	(128)	(82)
Resolutions of the Ordinary Shareholders’ Meeting held on October 10, 2019:
- Dividends	-	-	-	-	-	-	-	-	(2,881)	(22,722)	-	-	-	(25,603)	-	(25,603)
Adesol dividends	-	-	-	-	-	-	-	-	-	-	-	(31)	-	(31)	-	(31)
Comprehensive income:
Net (loss) income for the year	-	-	-	-	-	-	-	-	-	-	-	-	(5,985)	(5,985)	692	(5,293)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	-	(2,453)	-	-	(2,453)	(474)	(2,927)
Total Comprehensive (loss) income	-	-	-	-	-	-	-	-	-	-	(2,453)	-	(5,985)	(8,438)	218	(8,220)

Balances as of December 31, 2019	2,154	-	91,757	-	266,701	5,301	2,043	6,912	51,679	2,127	(4,030)	(884)	(8,425)	415,335	6,492	421,827

(1) As of December 31, 2018 and 2019 total shares, were issued and fully paid. As of December 31, 2018, 15,221,373 were treasury shares.

(2) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(3) See Note 3.d.5.

(4) Call option reserve of non-controlling interest.

(5) Corresponds to non-controlling shareholders of Núcleo.

(6) See Note 3.d.1.b).

(7) See Note 3.d.1.a).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.e)]

	Owners contribution		Reserves						Other comprehensive results	Other deferred	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Outstanding shares	Inflation adjustment
			Contributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments	Facultative (2)	Voluntary reserve for future dividends payments
	Capital nominal value (1)
Balances as of January 1, 2020	2,154	91,757	266,701	5,301	2,043	6,912	51,679	2,127	(4,030)	(884)	(8,425)	415,335	6,492	421,827
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	-	-	-	-	-	(2,439)	(5,939)	-	-	-	8,378	-	-	-
- Reserves reallocation	-	-	(13,751)	-	-	(4,473)	13,751	4,473	-	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-		-	-	-	(367)	(367)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (4)	-	-	-	-	-	-	-	-	-	34	-	34	-	34
Resolutions of the General Extraordinary Shareholders’ Meeting held on November 13, 2020:
- Dividends (5)	-	-	-	-	-	-	(19,113)	(6,600)	-	-	-	(25,713)	-	(25,713)
Comprehensive income:
Net (loss) income for the year	-	-	-	-	-	-	-	-	-	-	(5,715)	(5,715)	611	(5,104)
Other comprehensive loss	-	-	-	-	-	-	-	-	(1,485)	-	-	(1,485)	(337)	(1,822)
Total Comprehensive (loss) income	-	-	-	-	-	-	-	-	(1,485)	-	(5,715)	(7,200)	274	(6,926)

Balances as of December 31, 2020	2,154	91,757	252,950	5,301	2,043	-	40,378	-	(5,515)	(850)	(5,762)	382,456	6,399	388,855

(1) As of December 31, 2020 total shares, were issued and fully paid.

(2) Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(3) Correspond to non-controlling shareholders of Núcleo.

(4) See Note 3.d.1.b).

(5) See Note 4.b).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		For the years ended December 31,
	Note	2020	2019	2018
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income for the year		(5,104)	(5,293)	11,594
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		11,372	13,564	7,586
Depreciation of property, plant and equipment	24	65,711	63,955	57,815
Amortization of intangible assets	24	10,637	11,257	11,138
Amortization of rights of use assets	24	5,870	4,736	204
(Earnings) losses from associates	4.a	(496)	255	(494)
Disposals of fixed assets and consumption of materials		660	566	1,213
Financial results and others		25,688	26,029	35,097
Income tax (benefit) expense	15	8,251	19,290	(5,943)
Income tax paid (*)		(1,899)	(2,374)	(12,430)
Net (increase) decrease in assets	4.b	(8,157)	5,228	(10,465)
Net decrease in liabilities	4.b	(11,208)	(25,671)	(24,932)
Total cash flows provided by operating activities		101,325	111,542	70,383
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(52,288)	(66,940)	(64,635)
Intangible asset acquisitions		(2,072)	(2,216)	(6,087)
Acquisition in shareholdings		-	(83)	(511)
Proceeds from dividends	4.b	80	252	117
Cash incorporated by the merger		-	-	8,754
Proceeds from the sale of property, plant and equipment and intangible assets		53	139	12
Investments not considered as cash and cash equivalents		(28,914)	7,872	15,073
Total cash flows used in investing activities		(83,141)	(60,976)	(47,277)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	4.b	56,028	79,652	58,158
Payment of financial debt	4.b	(65,393)	(49,695)	(9,449)
Payment of interests and related expenses	4.b	(20,851)	(10,746)	(7,798)
Payments of leases liabilities		(5,231)	(4,936)	-
Payment of dividends	4.b	(367)	(48,368)	(71,255)
Total cash flows used in financing activities		(35,814)	(34,093)	(30,344)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(17,630)	16,473	(7,238)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		34,827	14,432	13,649
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		1,330	3,922	8,021
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		18,527	34,827	14,432

(*)	Years ended December 31,
	2020	2019	2018
Corresponding to Controlling Company tax withholdings / advances	(1,699)	(2,294)	(11,783)
Corresponding to subsidiaries	(200)	(80)	(647)
	(1,899)	(2,374)	(12,430)

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

AMBA (Área Metropolitana de Buenos Aires): the Metropolitan Area of Buenos Aires.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 27.a).

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

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

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

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

PEN (Poder Ejecutivo Ncional): National Executive Power.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E: Property, plant and equipment.

TELECOM ARGENTINA S.A.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss)

Regulatory Authority: Previously, the SC and the CNC. Since the issuance of the Decree of Need and Urgency No. 267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

RMB: Official currency of Popular Republic of China.

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

Micro Sistemas/Pem/CV Berazategui/Cable Imagen/Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusaora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

Telefónica: Telefónica de Argentina S.A.

TMF Administration Trust / TMF Trust: Administration Trust – Telecom Argentina’s refinancing plan agreed with TMF Trust Co.

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit.

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

In November 2017, the Company merged between Telecom Personal S.A., so, since that date, it provides directly mobile telecommunications services. Additionally, as a consequence of the merger with Cablevisión S.A. (accounted for as a reverse acquisition), since January 1, 2018, the operations that Cablevisión developed as of December 31, 2017, which mainly consisted in the provision of cable television services through networks installed in different localities in Argentina and Uruguay, are developed by the Company.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services in Argentina and, through its subsidiaries, it also provides the mentioned services in Uruguay and Paraguay. Also, it provides international telephony services in the United States of America.

Information on Telecom’s licenses and on the regulatory framework is described under Note 2 to these consolidated financial statements.

As of December 31, 2020, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (b)	Security solutions and services	Argentina	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. (See Note 3 d.4) to these consolidated financial statements).
(b)	Company started on December 30, 2020. See Note 3.d.1.e) to these consolidated financial statements.

On July 15, 2020 the Company entered into a trust agreement with TMF Trust Company (100% interest in capital stock) until November 5, 2020, date in which its term was finalized. As a result, consolidated operations of the Company for the year ended December 31, 2020 includes those operations carried out by the Trust during its term. For further information, see Note 13 to these consolidated financial statements.

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

TELECOM ARGENTINA S.A.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles (provided by IFRS as issued by the IASB), it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in current currency as of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. Operations carried out abroad by Telecom do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the years ended December 31, 2020, 2019 and 2018.

❑ Consolidated Income Statement as of December 31, 2020

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	240,325	41,484	281,809	18,183	3,013	21,196	(1,409)	301,596
Operating costs without depreciation, amortization and impairment of fixed assets	(158,901)	(27,879)	(186,780)	(11,419)	(1,918)	(13,337)	1,409	(198,708)
Adjusted EBITDA	81,424	13,605	95,029	6,764	1,095	7,859	-	102,888
Depreciation, amortization and impairment of fixed assets	(31,807)	(45,429)	(77,236)	(4,401)	(957)	(5,358)	-	(82,594)
Operating income	49,617	(31,824)	17,793	2,363	138	2,501	-	20,294

Earnings from associates								496
Debt financial expenses								(24,698)
Other financial results, net								7,055
Income before income tax expense								3,147
Income tax expense								(8,251)
Net loss								(5,104)

Attributable to:
Controlling Company								(5,715)
Non-controlling interest								611
								(5,104)

TELECOM ARGENTINA S.A.

❑ Consolidated Income Statement as of December 31, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	182,233	120,352	302,585	12,931	8,836	21,767	(1,666)	322,686
Operating costs without depreciation, amortization and impairment of fixed assets	(121,682)	(82,631)	(204,313)	(8,946)	(6,151)	(15,097)	1,666	(217,744)
Adjusted EBITDA	60,551	37,721	98,272	3,985	2,685	6,670	-	104,942
Depreciation, amortization and impairment of fixed assets	(26,024)	(52,349)	(78,373)	(2,869)	(2,197)	(5,066)	-	(83,439)
Operating income	34,527	(14,628)	19,899	1,116	488	1,604	-	21,503

Losses from associates								(255)
Debt financial expenses								(22,677)
Other financial results, net								15,426
Income before income tax expense								13,997
Income tax expense								(19,290)
Net loss								(5,293)

Attributable to:
Controlling Company								(5,985)
Non-controlling interest								692
								(5,293)

❑ Consolidated Income Statement as of December 31, 2018

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	129,836	203,168	333,004	7,894	12,524	20,418	(1,474)	351,948
Operating costs without depreciation, amortization and impairment of fixed assets	(85,942)	(135,420)	(221,362)	(5,414)	(8,590)	(14,004)	1,474	(233,892)
Adjusted EBITDA	43,894	67,748	111,642	2,480	3,934	6,414	-	118,056
Depreciation, amortization and impairment of fixed assets	(20,416)	(48,475)	(68,891)	(1,753)	(2,891)	(4,644)	-	(73,535)
Operating income	23,478	19,273	42,751	727	1,043	1,770	-	44,521

Earnings from associates								494
Debt financial expenses								(71,150)
Other financial results, net								31,786
Income before income tax expense								5,651
Income tax benefit								5,943
Net income								11,594

Attributable to:
Controlling Company								11,089
Non-controlling interest								505
								11,594

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of December 31
	2020	2019	2018
Sales revenues from customers located in Argentina	280,625	300,957	331,370
Sales revenues from foreign customers	20,971	21,729	20,578

CAPEX corresponding to the segment “Services rendered in Argentina	50,085	82,209	81,211
CAPEX corresponding to the segment “Other abroad segments”	5,647	6,947	7,726

Fixed assets corresponding to the segment “Services rendered in Argentina”	668,147	685,122	n/a
Fixed assets corresponding to the segment “Other abroad segments”	26,422	27,153	n/a

Financial Debt corresponding to the segment “Services rendered in Argentina”	194,487	201,349	n/a
Financial Debt corresponding to the segment “Other abroad segments”	5,713	5,579	n/a

TELECOM ARGENTINA S.A.

c)	Basis of Presentation

As required by the CNV, these consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, and in accordance with RT 26 (and its amendments) of FACPCE as adopted by the CPCECABA. IFRS also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework.

The preparation of these consolidated financial statements in conformity with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3.v) to these consolidated financial statements.

These consolidated financial statements (except for the statement of cash flows) are prepared in current currency as of December 31, 2020 (see item e) and on an accrual basis of accounting (except for the consolidated statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are initially recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These consolidated financial statements as of December 31, 2020, were approved by resolution of the Board of Directors’ meeting held on March 9, 2021.

d)	Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•	the consolidated statements of comprehensive income include the profit (or loss) for the year as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) income (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest), if applicable;

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all disclosures required under IFRS. Some additional disclosures required by the LGS and/or by the CNV have been also included.

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

The macroeconomic events that have taken place in the country during 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, showed the compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, FACPCE issued Resolution No. 539/18 on September 29, 2018 which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the restatement for inflation such as, for example, the indexes to be used (resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/18).

TELECOM ARGENTINA S.A.

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, as amended, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/02, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them. Therefore, through Resolution No. 777/18, CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. According to this, these consolidated financial statements are restated in terms of current currency as of December 31, 2020.

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

The table below show the evolution of the CPI in the last three years according to official statistics (INDEC) and following the guidelines provided by Resolution No. 539/18, as well as the devaluation of the argentine peso against the dollar for the same years:

	As of December	As of December	As of December
	31, 2018	31, 2019	31, 2020
National Consumer Price Index (December 2016=100)	184.26	284.44	385.88

Variation in Prices
Annual	47.6%	53.8%	36.1%
Accumulated 3 years	147.8%	183.2%	209.2%

Banco Nación US$/$ exchange rate	37.70	59.89	84.15

Variation in the exchange rate
Annual	102.1%	58.9%	40.5%
Accumulated 3 years	189.1%	276.9%	351.2%

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2019. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Rights of Use Assets, Goodwill, Inventories, certain Investments in associates and the Equity items. Each item must be restated since the date of the initial recognition in the Company's Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2020.

Comparative figures are also presented in the current currency of December 31, 2020.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items must be restated from the dates when the items of income and expense were originally recorded. The Company shall apply the variations in monthly general price index.

Financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

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

As the book value of the equity of Telecom as of the date of the merger was stated at historical cost, the value of the Merger Surplus as of that date did not contemplate the effect of the inflation adjustment. Therefore, such value was determined again as the difference between the fair value of the consideration transferred and the book value of Telecom’s Equity restated for inflation to such date, modifying the initial value recognized for the Merger Surplus.

TELECOM ARGENTINA S.A.

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

The Regulatory Authority for ICT services in Argentina is ENACOM (National Communications Agency) which is currently under the jurisdiction of the Secretariat of Public Innovation under the Cabinet of Ministers.

Micro Sistemas is registered as a PSP (Payment Service Providers that offer payment accounts) and is under the oversight of the BCRA and the “Financial Information Unit” (Unidad de Información Financiera or “UIF”) regulations for this type of operations.

Núcleo, with operations in the Republic of Paraguay, is under the oversight of the CONATEL (such as TUVES), and Personal Envíos is under the oversight of the Central Bank of the Republic of Paraguay.

Telecom USA, which operates in the United States of America, is under the oversight of the Federal Communications Commission (“FCC”).

Finally, Adesol, a company incorporated in Uruguay, has contractual relationships with several licensees that provide subscription television services in such country through various systems, which are under the oversight of the Communication Services Regulatory Agency (“URSEC”, for its Spanish acronym).

b) Licenses

✓	Under the Licencia Única Argentina Digital, the Company currently provides the following services:

●	Local fixed telephony,

●	Public telephony,

●	Domestic and international long-distance telephony,

●	Domestic and international point-to-point link services,

●	Value added, data transmission, videoconferencing, transportation of broadcasting signals, and Internet access,

●	STM, SRMC, PCS and SCMA, also called mobile communications services ("SCM", for its Spanish acronym),

●	SRS and

●	SRCE

The licenses for rendering SCM services were originally granted to Personal and were subsequently transferred to Telecom under the reorganization with Personal pursuant to ENACOM Resolution No. 4,545-E/17. Such licenses were granted for the provision of STM in the Northern Region of Argentina, of SRMC in the AMBA area, and of PCS and SCMA throughout the country.

In relation to the merger with Cablevisión pursuant to ENACOM Resolution No. 5,644-E/17, the Company also acquired licenses and authorizations to render SRCE services and the Registration to render Physical and Radio-Electric Link Subscription Broadcasting Services and the corresponding authorizations.

✓	Licenses held by subsidiaries in Paraguay

Núcleo holds a license to provide mobile telecommunication services - STMC and PCS throughout Paraguay. In addition, Núcleo holds a license for the installation and exploitation of Internet and data services throughout Paraguay. All these licenses were granted for renewable five-year periods.

TELECOM ARGENTINA S.A.

Personal Envíos is authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”, for its Spanish acronym) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

Tuves Paraguay has a license for the provision of direct-to-home subscription audio and television services ("DATDH"). This license has been granted for renewable five-year periods.

c) Regulatory framework of the services provided by the Company

Among the main regulations that govern the services rendered by the Company, the following stand out:

●	Law No. 27,078 – LAD and its amendments.

●	Law No. 19,798 to the extent it does not contradict the LAD.

●	The Privatization Regulations, which regulated that process.

●	The Transfer Agreement.

●	The licenses for providing telecommunication services granted to the Company and the Bidding Terms and Conditions and their respective general rules.

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

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes the Regulatory Authority to issue new licensing, interconnection services, SU and spectrum regulations (see item f) - “Other Rules” to this Note).

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

Among the main amendments to the LAD related to the Subscription Broadcasting Service, the following stand out:

•	The incorporation of Subscription Broadcasting Services (physical or radio-electric link, such as cable TV) as an ICT Service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite subscription television services (known as satellite TV) shall remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite subscription television license is incompatible with having any other kind of audiovisual communication or ICT Service license.

•	Any subscription broadcasting license (such as cable television), granted before the application of DNU No. 267/15 will be considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. Furthermore, the Decree provides for a 10-year extension counted as from January 1, 2016 for the use of spectrum frequencies by radio-electric link subscription broadcasting services licensees.

•	DNU No. 267/15 replaced the LAD’s Section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile service providers with licenses granted by Decree No.1,461/93, which choose to provide subscription broadcasting services.

It should be noted that pursuant to Section 21 of DNU No. 267/15 and until the enactment of a law that will unify the fee regime provided under the LSCA (Law of Audiovisual Communications Services) and the LAD, the physical link and radio-electric link subscription broadcasting services will continue to be subject only to the fee regime provided under LSCA. Therefore, they shall not be subject to the SU investment contribution or the payment of the Control, Oversight and Verification Fee provided under Sections 22 and 49 of the LAD.

TELECOM ARGENTINA S.A.

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

This Decree also sets out some principles on interconnection matters contemplated in the Interconnection regulations, approved through Resolution No. 286/18 (see item f) - “Other Rules” to this Note).

✓	Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet –as well as access to telecommunications networks for and between licensees as “Essential and Strategic Competition Public Services”, and empowered ENACOM to ensure accessibility.

Decree No. 690/20 further established that the prices of the Essential and Strategic Competition Public ICT Services, the prices of those services provided in accordance with the Universal Service and and the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU.

Finally, the Decree No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20, both published in the Official Gazette on December 21, 2020.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees shall must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the Compulsory Universal Telecommunication Service (“PBU”) provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan, namely:

•	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;

•	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;

•	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;

•	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

Resolution No. 1,467/20 further determines the beneficiaries of this PBU. Licensees are under the obligation to report on a monthly basis the number of customers subscribed to the different compulsory universal basic services. Finally, Resolution No. 1,467/20 also imposes different reporting obligations to be fulfilled before the ENACOM on the licensees that hold registration for subscription broadcasting services by physical or radio electric link and on licensees of subscription television audiovisual communication services by satellite link.

TELECOM ARGENTINA S.A.

The Company has initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions and requesting a preliminary injunction that would suspend its application. The preliminary injunction was denied on January 29, 2021 and the Company appealed the court’s decision. As of the date of this consolidated financial statements, the resolution of the mentioned appeal is still pending. The Company, with the assistance of its legal advisors, is analyzing the actions available to the Company in order to protect its legal rights.

Preliminary injunction requested by “Asociación Civil de Usuarios Bancarios Argentinos” (“ACUBA”)

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared nulled. Telecom further requested that the preliminary injunction be lifted. A decision from the court remains pending as of the date of these consolidated financial statements. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of Decree No. 690/20, Decree No. 311/20 and prohibited ENACOM from issuing any subsequent resolutions.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by “Asociación Argentina de Televisión por Cable” (“ATVC”), that a preliminary injunction requested by a representative of the cable television industry of the Province of Córdoba was granted ordering the suspension of Decree N° 690/20, of Decree N° 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to Decree No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

d) Universal Service Regulation

●	Decree No. 764/00

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

•	Amendments to the General Regulation of the Universal Service

After several decrees and laws which approved and amended the General Regulation of the Universal Service (“RGSU”, for its Spanish acronym), replacing Annex III of Decree No. 764/00, ENACOM approved a new RGSU through Resolution No. 721/20, which replaced the RGSU that had been approved by ENACOM Resolution No. 2,642/16.

The new Regulation maintains the obligation to contribute 1% of total revenues, as provided in the previous Resolution. Among the most relevant matters, the new Regulation provides:

(i)	That the ENACOM may consider that the monthly obligation of the Contributors has been partially settled for up to 30% of their contributions, based on the reporting of computable investments made in projects approved by the ENACOM;

TELECOM ARGENTINA S.A.

(ii)	That the licensees may submit projects to the ENACOM for their review and assessment;

(iii)	That the deployment of last mile fixed NGNs (Next Generation Network) for the provision of broadband Internet services of the Projects shall not fall within the scope of the protection described in section 3 of Decree No. 1,340/16, forcing us to give access to the last mile to other operator if they request so.

In addition, within the framework of the new RGSU, SU Programs have been approved providing for the deployment of fixed broadband, deployment of access networks to mobile communications services and services to public institutions, among others.

●	SU Fund - Impact on the Company with respect to its original license to provide SBT

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

As of the date of these consolidated financial statements, the Company has filed its monthly SU affidavits related to the services associated with its original license to render SBT, which resulted in a receivable of approximately $13,229 (unaudited amount). The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2020 since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

On April 8, 2011, the SC issued Resolution No. 43/11, through which it notified the Company that investments associated with “High-Cost Areas” did not qualify as an Initial Indicative Program (which amounted to approximately $13,512, included in the mentioned receivable).

Additionally, through SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, the Company was notified that: the “Special Information Service 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service (SSPLD)” (which amounted to approximately $1,541, included in the mentioned receivable), respectively, did not qualify as Initial SU Programs, pursuant to the terms of Section 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore, cannot be financed with SU Funds, pursuant to the terms of Section 2 of Decree No. 558/08.

The Company’s Management, with the advice of its legal counsel, has filed appeals against the above mentioned resolutions, presenting the legal arguments based on which such resolutions should be revoked.

On September 13, 2012, the CNC ordered the Company to deposit approximately $208. The Company has filed a recourse refusing the CNC’s order on the grounds that the appeals against the SC Resolutions are still pending of resolution.

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

●	FFSU - Impact on the Company with respect to the SCM originally provided by Personal

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

Personal filed an administrative appeal against SC Resolution No. 50/12 requesting its nullity. As of the date of these consolidated financial statements, this appeal is still pending of resolution.

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

The Company’s Management cannot assure that this issue will be resolved in its favor at the administrative stage.

●	FFSU - Impact on the Company with respect to the services originally provided by Cablevisión

Cablevisión has complied with its investment contribution obligations. The Regulatory Authority has not yet approved the Project filed by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to fulfill the SU contribution obligation for the amounts accrued since January 2001 until the effectiveness of Decree No. 558/08.

e) Spectrum

Trough Resolution SC N° 79/14 and Resolutions SC N °80/14, 81/14, 82/14 and 83/14, Personal was awarded Lots 2, 5, 6 and 8 and the remaining frequencies of the Personal Communication Services (PCS) and the SRMC, as well as those of the new spectrum for the SCMA, which were offered through a Public auction process approved by SC Resolution No. 38/14. In addition, through SC Resolution No. 25/15, issued on June 11, 2015, Personal was awarded with the remaining Frequency Bands which formed Lot No. 8, and thus completed said Lot.

The Auction Terms and Conditions authorized the use of the auctioned frequency bands for a period of 15 years as from the award of said frequencies. Upon expiration, the regulatory authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by such authority).

f) Other relevant regulatory matters

✓	Regulatory situation in Uruguay

●	Uruguayan Audiovisual Communication Services Law

Law No. 19,307 was published in the Official Gazette of the Republic of Uruguay on January 14, 2015. This Law governs radio, television, and other audiovisual communication services (hereinafter, the “Audiovisual Communications Law”). Section 202 of this law provides that the National Executive Branch shall issue its implementing regulations within a 120-day term, counted as from the day following publication of the Audiovisual Communications Law in the Official Gazette. As of the date of these consolidated financial statements, Decrees No. 45/015 and No. 160/19 has been issued. Decree No. 45/015 provides that the concession for the use and allocation of the radio-electric spectrum for non-satellite audiovisual communication services shall be granted for a term of 15 years, while Decree No. 160/19 regulates several provisions of the Audiovisual Communications Services Law.

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

TELECOM ARGENTINA S.A.

Adesol is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and any possible legal actions that can be taken in order to protect its rights and its shareholders’ rights. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider whether the decisions to be rendered by the Supreme Court of Uruguay in those proceedings may be favorable to the position of Adesol in the future. On April 7, 2016, 28 unconstitutionality claims were brought against the above mentioned law. As of the date of these consolidated financial statements, the Supreme Court has issued 28 decisions, whereby it declared the unconstitutionality of Sections 39 sub-section 3, 55, 56 sub-section 1, 60-point C, 98 sub-section 2, 117 sub-section 2, 143 and 149 sub-section 2 of Law No. 19,307. It is noteworthy that some of the decisions rendered in this respect by the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

Based on the above-mentioned analysis, the companies AUDOMAR S.A., DOLFYCOR S.A., REIFORD S.A., SPACE ENERGY TECH S.A., TRACEL S.A., BERSABEL S.A., and VISION SATELITAL S.A., together with the majority shareholder of those companies, brought on November 22, 2019 an unconstitutionality claim against Sections 54 and 189 of Law No. 19,307. On October 15, 2020, the Supreme Court of Uruguay provided the lack of passive legitimation of the Legislative Body and rejected the mentioned unconstitutionality claim.

On the other hand, in April 2020 the Executive Branch of Uruguay forwarded to the Uruguayan Congress an audiovisual communications bill, which, if approved, would abolish the current Audiovisual Communications Law (Law No. 19,307) and its regulating decrees would also lapse. As of the date of these consolidated financial statements, the mentioned audiovisual communications bill is still under review of the Uruguayan Congress.

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

✓	Other rules

•	General Rules Governing ICT Service Licenses

On January 2, 2018, the Ministry of Modernization issued Resolution No. 697/17, whereby it approved the new General Rules Governing ICT Service Licenses. This Resolution repealed the General Rules approved pursuant to Annex I of Decree No. 764/00, as from the date the resolution became effective (February 1, 2018), and it also repealed ENACOM Resolutions No. 2,483/16 and No. 1,394/16 (except for Section 12 of its Annex I, which will remain in effect). The Company has filed an appeal against some aspects of such Resolution, which, to date, is pending of resolution.

•	General Rules Governing ICT Service Customers

On January 4, 2018, the Ministry of Modernization issued Resolution No. 733/17, whereby it approved the new General Rules Governing ICT Service Customers. This Resolution became effective on March 5, 2018, repealing SC Resolutions No. 490/1997, and Annexes I and III of SC Resolution No. 10,059/1999 and its supplementing regulations. Annex II of SC Resolution No. 10,059/1999 shall remain in effect, to the extent applicable, until the enactment of the penalty regime provided under Sections 63 of the LAD. Such New General Rules repealed the general rules governing mobile and basic telephony service customers, thus becoming the only general rules that govern ICT Service customers, including Internet access services and subscription broadcasting services.

The Company made a filing with the Ministry of Modernization regarding some regulations that infringe its right to sell its services (such as the 180-day prepaid credit; Section 56, which provides for compensation in favor of the customer, and Section 79, which establishes the obligation to replace any channels eliminated from the programming grid with other channels of similar quality.)

Through Resolution No. 363/18, published in the Official Gazette on June 27, 2018, the Ministry of Modernization provided for amendments to the General Rules. Some of those amendments were related to the provisions challenged by Telecom in its filing. As of the date of these consolidated financial statements, this appeal is still pending of resolution. Subsequently, through Resolutions Nos. 1,150/19 and 1,522/19, the Secretariat of Modernization introduced amendments, among which, the most relevant is the term of 30 business days to report in advance material changes in the services rendered to customers.

TELECOM ARGENTINA S.A.

•	Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. E-203/18, whereby it approved the new Number Portability Regulation, including the portability of fixed telephony service lines. Through such Resolution, such Ministry also approved the implementation schedule for the portability of these services and revoked SC Resolutions Nos. 98/10, 67/11 and 21/13 and Resolution No. E-170/17 issued by the Ministry of Communications and its supplementary regulations. Through Resolution No. 401/18, published on July 11, 2018, the Ministry of Modernization decided that the ENACOM shall determine the way in which the number portability committee will be constituted and implemented.

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

On December 31, 2020, the ENACOM issued Resolution No. 1,509/20, whereby it replaced the work schedule for the implementation of Number Portability that had been approved as an Annex to Resolution No. 4,950/18. In addition, the ENACOM approved the new model of the Bidding Terms and Conditions for the selection of the centralized Number Portability Database Administrator for the Mobile Communication Service and the Fixed Telephony Service, and also approved the Network Technical Specifications.

This resolution is subject to the approval of ENACOM's Board. As of the date of these consolidated financial statements, that resolution has not been approved by ENACOM’s Board.

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

In addition, the providers of ICT Services will have the obligation to provide interconnection at the request of another provider of ICT Services, on no less favorable technical and economic conditions than those applied by the requested ICT Service provider to itself or to third parties, granting the quality of services, the transparency in compensation and must refrain from charging the requesting ICT Service Providers for functions or services that are not needed to render their services.

On August 14, 2018, ENACOM issued Resolution No. 4,952/18, establishing a provisional charge equivalent to US$0.0108 per minute of communication, without considering the different taxes and charges that may be applicable for the origination services or local termination in the mobile communications service networks. Likewise, it is established that for the purposes of applying the fixed charge, the unit of measurement will be the second. Through ENACOM Resolution No. 1,161/18 dated November 27, 2018, the ENACOM set the same charge for SRCE network termination.

On that same date, Resolution No. 1,160/18 was also published in the Official Gazette. Pursuant to such Resolution, the ENACOM set: (i) a provisional charge equivalent to forty-five ten-thousandths US dollars (US$ 0.0045) for local origination or termination services over fixed telephony service networks per minute of communication (ii) a provisional charge equivalent to ten ten-thousandths US dollars (US$ 0.0010) for local transit service per minute of communication (iii) a provisional charge equivalent to twenty-seven ten-thousandths US dollars (US$ 0.0027) for long distance transport service per minute of communication (iv) the second as the measuring unit for the purposes of applying the charges set under this Resolution.

Telecom filed an appeal with the ENACOM challenging those charges with the respective legal grounds to request the review of the above-mentioned Resolution by that agency. As of the date of these consolidated financial statements, this appeal is still pending of resolution.

TELECOM ARGENTINA S.A.

Pursuant to Resolution No. 4,266/19, published in the Official Gazette on October 8, 2019, the ENACOM decided, on a provisional and exceptional basis, that the reference exchange rate applicable to the interconnection charges in effect established under ENACOM Resolutions Nos. 4,952/18, 1,160/18 and 1,161/18, for calls made as from August 1, 2019, will be of forty-five pesos and twenty-five cents ($45.25) per US dollar. In subsequent months, the exchange rate to be applied may not exceed six percent (6%) of the exchange rate established for the previous month and in no case may it exceed the selling exchange rate set by Banco de la Nación Argentina on the last business day of the month in which the services are rendered. This Resolution was applicable to services provided up to and including December 31, 2019.

Pursuant to Resolution No. 1,510/20, published in the Official Gazette on December 29, 2020, the ENACOM decided, on a provisional and exceptional basis, that the reference exchange rate applicable to the interconnection charges for calls made as from January 1, 2021, will be of eighty-three pesos and thirty-six cents ($83.36) per US dollar. This Resolution will be applicable to services provided up to and including June 30, 2021 and is subject to the approval of ENACOM's Board. As of the date of these consolidated financial statements, this resolution has not been approved by ENACOM’s Board.

•	Quality Rules for ICT Services

Through Resolution No. 580/2018, published in the Official Gazette on September 6, 2018, the Ministry of Modernization approved the Quality Rules for ICT Services, which came into effect on January 4, 2019.

The ENACOM was instructed to issue the implementing regulations within a term of 90 calendar days. Although the term has already expired, as of the date of these consolidated financial statements, the implementing regulations have not been issued.

•	National Rules for Contingencies

Through Resolution No. 51/18, published in the Official Gazette on November 6, 2018, the Secretariat of Modernization approved the National Rules for Contingencies and ordered the ENACOM to issue the implementing procedures or Contingency Plan (for emergency situations) within a term of 90 calendar days as from its publication in the Official Gazette.

Even though the term has expired, as of the date of these consolidated financial statements, such procedure has not been issued yet.

•	International Roaming Regulations between Argentina and Chile

On August 31, 2020, ENACOM Resolution No. 927/20 was published in the Official Gazette. In such resolution, the International Roaming Regulations between Chile and Argentina was approved. Under those Regulations, it was established, among other things, that Argentina's mobile communications service providers, including Virtual Mobile Operators, shall offer customers who use international Roaming services with Chile the same prices that they offer in their own country for voice communications, messaging and mobile data while they stay in that country.

•	Infrastructure Sharing Regulation

On December 16, 2020, the Chief of the Cabinet of Ministers - Secretariat of Public Innovation issued Resolution No. 105/20, whereby it approved the Passive Infrastructure Sharing Regulation and established the terms and procedures regarding the access, availability and shared use of passive infrastructure owned by, controlled by or otherwise available to an ICT Services Licensee.

Among the most relevant provisions of the Regulation is the obligation to grant access to other ICT Services Licensees to available passive infrastructure; to reserve capacity in the installation of new ducts and shelters for providing access to other ICT Services Licensees; the prohibition to agree on exclusive use; among other obligations.

As of the date of these consolidated financial statements, the Company is evaluating the impact of the obligations imposed under this new Regulation.

•	Subscription Television Services Regulation

On December 24, 2020, ENACOM Resolution No. 1,491/20 was published in the Official Gazette, whereby said agency approved the “General Regulation of Subscription Television Services by Physical and/or Radio-electric and Satellite Link”. Among other aspects, it provides for the arrangement of signals in programming grids so that the signals that correspond to the same genre are arranged consecutively; the obligation to submit an annual affidavit describing the programming grid, the inclusion of signals of broadcast television Licensees; the list of mandatory signals, and, in case of disagreement to include mandatory signals in the programming grid, be it broadcast television signals or those included in the Public Registry of Signals, any of the parties may make a filing with the ENACOM. In addition, said Resolution provides that the commercialization of one or several signals may not be conditional on the acquisition of other signals. In the event licensees offer a package of signals, they must include a breakdown of the price of each of them.

As of the date of these consolidated financial statements, the Company is evaluating the impact of these regulations.

TELECOM ARGENTINA S.A.

✓	Compre Argentino (Buy Argentine Act)

Pursuant to Law No. 27,437, Telecom Argentina- in its capacity as public fixed telephony service licensee-, and its respective direct subcontractors, in the procurement of provisions and public works and services, shall give preference to the acquisition or lease of goods of national origin, under the terms of such law.

The law provides that the preference established shall be given to goods of national origin when the price of identical or similar goods, under cash payment conditions, is equal to or lower than the price of foreign goods increased by 15% when the offerors qualify as micro, small and medium-sized enterprises – (MSMEs), and by 8% for any other companies. In the comparison, the price of foreign goods shall contemplate applicable import duties and all the taxes and expenses required for their nationalization.

The law sets out that a good is considered to be of national origin when it has been produced or extracted in the Argentine territory, provided that the cost of nationalized imported raw materials, inputs or supplies does not exceed 40% of its gross production value.

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

The consolidated financial statements as of December 31, 2020, 2019 and 2018 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)	Foreign Currency Translation

Items included in the financial statements of each of Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Company’s subsidiaries located in Argentina. The functional currency for the Company’s foreign subsidiaries is the respective legal currency of each country.

The assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the reporting date, while income and expenses are translated at the average exchange rates for the year. Translation differences resulting from the application of this method are recognized under Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated financial statements are translated at the average exchange rates for each year.

c)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in Other financial results, net.

d)	Consolidation

These consolidated financial statements include the consolidation of the assets, liabilities, results and cash flows of Telecom Argentina and its subsidiaries (controlled companies, item d.1), as well as the consolidation in its financial statements of the assets, liabilities and results under joint control, according to the percentage of its interest in the agreements and joint ventures (“Interests in joint operations,” item d.2) jointly controlled by it; and, the interest owned by the Company in associates is recognized in one item (companies in which it exercises significant influence, item d.3) "Investments in Associates"). These consolidated financial statements include the consolidation of Telecom and its subsidiaries on a line-by-line basis and the structured entities with the specifications mentioned in item d.4).

TELECOM ARGENTINA S.A.

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

Note 1.a) details the consolidated subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2020.

The Company considers any transactions executed with non-controlling shareholders that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in “Other deferred” in the equity attributed to the parent company.

d.1.a) Accounting treatment of the acquisition of the remaining equity interest (30%) in the controlled company Tuves

On September 4, 2019, Núcleo acquired the 30% remaining equity interest in Tuves Paraguay, which previously belonged to TU VES Chile.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $128 adjustment to the non-controlling interest balance as of December 31, 2019 and the difference arising from the purchase price of $46 was recorded in “Other deferred” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

d.1.b) Offer for Irrevocable Call and Put Option on the Shares of AVC Continente Audiovisual

On September 25, 2019, Telecom and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors.

The Assignors are the holders of 497,479 common shares with nominal value of $1 each, representing 40% of the capital stock. The call option, which can be exercised since October 1, 2019 until September 30, 2024, conveys to Telecom the right, but not the obligation, to purchase the shares from the Assignors. On the other hand, the put option conveys to the Assignors the right, but not the obligation, to sell the shares to Telecom. The call and put options include, together with the shares, the assignment and transfer of all the equity and political rights inherent to them.

If the option is exercised, Telecom agreed to pay the Assignors US$720,000 and the equivalent amount in Argentine pesos of 45,536 average cable TV subscription fees within the terms and subject to the provisions set forth in the agreement.

This transaction has an impact on the Company's consolidated financial statements. Accordingly, a call option liability has been initially recognized with an offsetting entry in “Other deferred” under Equity Attributable to Controlling Shareholders. As of December 31, 2020, Telecom owed the equivalent to 22,768 average cable TV subscription fees (approximately $39).

d.1.c) Purchase of a share of PEM. Merger between Telecom, Última Milla, CV Berazategui and the split away assets of PEM

On June 27, 2019, the Company acquired a registered non-endorsable common share, with nominal value of $1 and entitled to one vote per share, representing 0.00000738% of the capital stock and votes of PEM for a total amount of $10,000 (ten thousand Argentine pesos). Upon this acquisition, Telecom became the direct holder of 100% of the capital stock of PEM.

TELECOM ARGENTINA S.A.

On October 1, 2019, the Company merged between Última Milla and CV Berazategui (the “Absorbed Companies”) and the split away assets of PEM (the “Corporate Reorganization”), thus generating the corresponding operating, accounting and tax effects, unifying the operations of the mentioned companies and Telecom Argentina, enhancing efficiency, synergy and streamlining costs and optimizing the use of the companies’ technical, administrative and financial structures.

The Absorbed Companies were dissolved without liquidation and PEM split away a portion of its assets and its capital stock was reduced pro rata as of October 1, 2019.

Such Corporate Reorganization was carried out in accordance with the provisions of Sections 82 and 83 of the General Associations Law, with the provisions of Section 77 and related Sections of Income Tax Law No. 20,628, as amended and supplemented, with CNV Rules, with the Listing Rules and other provisions issued by the BYMA, with IGJ Rules and with other applicable laws and regulations. The Corporate Reorganization was approved by the shareholders at the General Extraordinary Shareholders’ Meeting and the Special Shareholders’ Meetings of Class “A” and Class “D” shares of Telecom Argentina held on October 24, 2019 and the respective Shareholders’ Meetings of Última Milla, CV Berazategui and PEM held on the same date.

As a result of the Corporate Reorganization, as of October 1, 2019, Telecom Argentina assumed all the existing activities, receivables, property and all the rights and obligations of Última Milla, CV Berazategui and the split away assets of PEM, as well as any that may come into existence or arise due to prior or subsequent acts or activities. On November 25, 2019, the Final Merger Agreement was subscribed and on November 29, 2019, the CNV was requested for administrative authorization, which was provided by resolution issued on February 19, 2020.

d.1.d) Irrevocable contribution in cash to Micro Sistemas

On November 10, 2020, Telecom made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $60. The Unanimous General Extraordinary Shareholders’ Meeting of Micro Sistemas held on December 21, 2020 decided to increase the capital stock by $60 through the capitalization of such irrevocable contributions paid in cash by Telecom and issue, representing such increase, a total of 60,000,000 non-endorsable, registered common shares, with nominal value of $1 Argentine peso each and entitled to one vote per share, to be delivered to Telecom.

on January 11, 2021, Telecom made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $62. The Unanimous General Extraordinary Shareholders’ Meeting of Micro Sistemas held on January 19, 2021 decided to increase the capital stock by $62 through the capitalization of such irrevocable contributions paid in cash by Telecom and issue, representing such increase, a total of 62,000,000 non-endorsable, registered common shares, with nominal value of $1 Argentine peso each and entitled to one vote per share, to be delivered to Telecom.

d.1.e) Incorporation of Personal Smarthome S.A.

On December 30, 2020, Telecom and PEM incorporated a new company, Personal Smarthome S.A, and they hold a 90% and 10% interest in the capital stock of that company, respectively. Telecom and PEM subscribed 90,000 and 10,000 registered common shares with nominal value of $1 Argentine each and entitled to five (5) votes per share. Finally, on that date, the shareholders paid in cash 25% of their respective subscriptions.

The registration of Personal Smarthome S.A. in the IGJ is still pending and it is a dormant entity as of December 31, 2020.

Personal Smarthome S.A. provides services, solutions and/or goods that allow and/or contribute to automation, monitoring, security, digital interconnection and home automation (IoT) for the integration of technology in the design of homes, buildings, cities and/or public or private entities.

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

Telecom holds a 50% share in the UTE Ertach – Telecom Argentina, which is engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and the municipal agencies in a single provincial data communication network. The UTE has an agreement in effect with the Ministry of the Cabinet Chief of the Province of Buenos Aires, which was approved pursuant to Decree No. 2017-166-E-GDEBA-GPBA. The UTE agreement term is equivalent to the time that is necessary for the fulfillment of its purpose.

TELECOM ARGENTINA S.A.

On April 26, 2019, the UTE was noticed, through a registered letter sent by the Ministry of the Cabinet Chief, of the decision to expand and extend the agreement for six months as from May 1, 2019.

As of the date of these consolidated financial statements, the contractual term and the extensions thereof have expired. The Telecommunications Administration of the Province of Buenos Aires initiated the “termination of services phase” pursuant to the above-mentioned agreement, and the services that the UTE is committed to provide within the agreement conditions could be extended for a period of 18 months since the signing of the new agreement with the next suppliers. This involves the continuity of the UTE’s operations until the Government of the Province of Buenos Aires provides for a new service supplier.

In view of the above, and since the above-mentioned agreement provided for the continuation of the services after the expiration of the above-mentioned terms, and having the parties to define the new conditions applicable to the continuity of the requested services, the UTE is still under the obligation to continue providing services regardless of the new terms that finally be agreed.

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

The Company's investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. For more information on impairment of fixed assets, see item l) to this Note.

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and associates are eliminated considering the Company’s interest in the associates.

The associates’ financial statements cover the same periods and are prepared as of the same closing date as those of the Company’s. Adjustments were made, where necessary, to the associates’ financial statements so that their accounting policies are in line with those used by the Company.

d.4) Consolidation of structured entities

The Company, through one of its subsidiaries located in Uruguay, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies’ certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. In accordance with IFRS 10 “Consolidated Financial Statements”, these consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

d.5) Business Combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value of the assets given (acquisition cost).

The identifiable assets and the liabilities assumed of the acquired company that meet the conditions for recognition under IFRS 3 are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess between: a) the sum of the consideration transferred, plus non-controlling interests (valued at fair value or at their proportional participation on identifiable net assets), plus acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree (if any) and b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed determined on the acquisition date, is recognized as goodwill. Otherwise, the gain is immediately recognized in the income statement.

Acquisition direct cost are recognized in the Income Statements when they are incurred.

TELECOM ARGENTINA S.A.

Specific matters relating to the merger between Telecom Argentina and Cablevisión

The merger between Telecom Argentina and Cablevisión was accounted for as a reverse acquisition. Consequently, the assets and liabilities of Cablevisión were recognized and measured in these consolidated financial statements at book value before the merger, while the identifiable assets and liabilities of Telecom Argentina were recognized at fair value as of the effective date of the merger (January 1, 2018). The goodwill obtained under the acquisition method was measured as the excess of the fair value of the consideration paid over the fair value of the net identifiable assets and liabilities of Telecom Argentina. The retained earnings and other balances of shareholders’ equity recognized in the financial statements of the combined entity correspond to the sum of the respective balances of the individual financial statements of Telecom Argentina and Cablevisión immediately before the Merger, excluding Other Comprehensive Income and the Cost from the increase in the interest held in the companies controlled by Telecom Argentina. In addition, share capital of Telecom was maintained as of before the merger and then the shares of Telecom issued according to the exchange ratio were added, recording the contribution surplus as mentioned in item t) of this Note.

The total book value of the most important items transferred to Telecom as a result of the Merger are detailed below:

-	Goodwill amounting to $184,445;
-	Property, plant and equipment amounting to $194,015;
-	Intangible assets measured at fair amounting to $124,256;
-	Deferred income tax liabilities amounting to $51,758.

e)	Revenues

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

In relation to revenues from construction contracts, as of December 31, 2020, the Company recognized revenues from construction contracts in the amount of $691 and expenses from construction contracts in the amount of $535. Additionally, as of December 31, 2020, the Company recorded $1,255 under Inventories.

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

TELECOM ARGENTINA S.A.

-	Fixed Telephony and Data Services

Mainly consist of voice services monthly fees, measured service and monthly fees for additional services (among them, call waiting, itemized billing and voicemail), interconnection services, capacity leases and data services, among others.

-	Other Services Revenues

Other services revenues consist of, among others, revenues from claim’s management retribution, administrative revenues and others.

f)	Financial Instruments

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

f.1) Financial Assets

In accordance with IFRS 9, financial assets, after their initial recognition, are measured at amortized cost (initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount), fair value with changes in other comprehensive income or fair value through profit or loss (fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, in in the principal or most advantageous market), on the basis of:

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

Sometimes, mobile telephony customer pays for the handset the price net of the discount. Such discount is allocated between handset sale revenues and service revenues, generating, initially, the recognition of a contractual asset. Contractual assets, either current or non-current, are initially recognized at fair value and subsequently measured at amortized cost, less allowances for bad debts, if any.

Investments

Securities and Bonds include the Bonds issued by National, Provincial and Municipal Governments. Depending on the business model adopted by Management, Securities and Bonds may be valued at amortized cost or at fair value and its results are recognized under Other financial results, net - Gains (losses) on operations with notes and bonds.

Investments in mutual funds are carried at fair value. Results are included in Other financial results, net - Interest and gains on investments.

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

f.2) Financial Liabilities

Financial liabilities comprise trade payables (excluding Derivatives, if applicable), financial debt, salaries and social security payables (see item n) to this Note), Dividends payable and certain liabilities included in Other Liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured, generally, at amortized cost.

In case of loan renegotiations, in which the exchange between an existing borrower and lender of debt instruments were under substantially different terms or in cases of a substantial modification of the conditions of an existing financial liability, considering both quantitative and qualitative factors, we have to recognize a cancellation of the original liability and recognition of the new liability. Otherwise, the original liability do not have to be canceled, but was considered refinanced, modifying its valuation in relation to the new terms and conditions.

Derecognition of Financial Liabilities

The Company derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, canceled or expires.

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

b) The hedging relation and the risk management strategy and purpose are formally designated and documented since its inception; and

c) The hedge is expected to fulfill the efficacy requirements described under Note 22.c – Hedge Accounting.

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

For additional information about derivatives instruments, see Note 22 to these consolidated financial statements.

f.4) Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The discount rate used to determine the discounted cash flows of long-term receivables ranged between 29% and 40% for the year 2019, while for the year 2020 it was in 29%. The discount rates of receivables denominated in Guaraníes were of 12.4% and 11.85% for the years 2020 and 2019, respectively.

Measurement of the fair value of certain financial instruments: If there is a quoted market price available for an instrument in an active market, the fair value is calculated based on that price.

If there is not a quoted market price available for a financial instrument, its fair value is estimated based on the price established in recent transactions involving the same or similar instruments and, if not, based on valuation techniques regularly used in financial markets. The Company uses its judgment to select a variety of methods and makes assumptions based on market conditions at closing. For more information on the determination of those values, see Note 22 to these consolidated financial statements.

TELECOM ARGENTINA S.A.

g)	Inventories

Inventories are measured at the lower of the restated for inflation cost and net realizable value. The cost is determined under the weighted average price method. The net realizable value represents the estimated selling price in the ordinary course of business less the applicable variable sale costs. In addition, the Company estimates and records allowances for obsolete and slow-moving inventories.

The value of inventories does not exceed its recoverable value at the end of the year.

h)	PP&E

PP&E is measured at acquisition or construction cost, plus every cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management, all restated for inflation. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

The other subsequent expenditures are recognized as expenses for the period in which they were incurred. When PP&E comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

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

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of PP&E are the following:

Estimated Useful Life (in years)
Real Estate	5 - 50
Fixed Network and Transportation	4 - 20
Mobile Network Access	3 – 7
Tower and Pole	10 – 20
Switching Equipment	2 – 7
Computer Equipment	3 – 5
Vehicles	5
Goods lent to customers at no cost	2 – 4
Power Equipment and Installations	2 – 12
Machinery, diverse equipment and tools	5 – 10

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

Intangible assets are recognized if and only if the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets are valued at their restated for inflation cost, less accumulated amortization (in the case of intangible assets with a finite useful life) and impairment losses, if any.

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

TELECOM ARGENTINA S.A.

In addition, the licenses that had been previously awarded to Nextel are also included. The term of their useful life is calculated as from the beginning of the rendering of Advanced Mobile Communication Services or upon expiration of the 18-month term provided under Section 10.1, subsection a), Annex I, of Decree No. 764/00 for the beginning of the provision of the Services, whatever occurs first. These licenses are amortized under the straight-line method over 180 months.

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

- Núcleo Licenses

The renewals of PCS licenses are amortized under the straight-line method over 60 months.

The 700 MHz- band spectrum licenses are amortized over a term of 10 years.

The Internet and data transmission licenses are amortized over a term of 5 years.

- SRCE License

The SRCE license has an indefinite useful life.

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

- Brands

It includes the brand Cablevisión, which is amortized over 50 years, and the brand Flow, which is fully amortized. In addition, after the merger between Telecom and Cablevisión, the Company incorporated the brands owned by Telecom, which are not amortized because they are considered to have an indefinite useful life.

- Other

"Other" includes exclusivity rights and software rights of use, among others. The average useful life is estimated at 5-28 years.

j)	Rights of use assets and liabilities

IFRS 16 provides that the lessee recognizes a right of use asset and a liability at present value of the unpaid lease installments at such date, with respect to those contracts that meet the definition of leases. Accordingly, the rights of use assets must include in their initial cost payments made for such leases, initial costs and assets retirement obligation costs. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period. For a company to have control of use of an identified asset it:

a)    Must have the right to obtain substantially all the economic benefits of the identified assets and

b)    Must have the right to direct the use of the identified asset.

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (for data transmission) and e) space leases (for colocalization of antennas).

The average useful life is estimated at 1-6 years.

k)	Goodwill

Goodwill is recognized when the fair value of the consideration paid and the amount of the non-controlling interest and the fair value of the previous interest, if any, exceed the fair value of the net assets identified in each business combination. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

TELECOM ARGENTINA S.A.

l)      Impairment of fixed assets

The Company assesses whether there are any indicators of impairment in the value of the assets that are subject to amortization, contemplating both internal and external factors. Internal factors include, among others, obsolescence or physical damage of the asset, and significant changes in the extent to which, or manner in which, an asset is used or expected to be used and internal reports that may indicate that the economic performance of the asset is, or will be, worse than expected. External sources include, among others, the market value of the asset, significant changes in the legal, economic, technological or market environment, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Company over market capitalization.

Intangible assets with an indefinite useful life and goodwill are not subject to amortization and are tested for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that they might be impaired.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable value, which is the higher of the fair value (less direct selling costs) and its value in use. In this case, a loss shall be immediately recognized in the consolidated statement of income.

To assess impairment losses, the Company groups the assets into cash-generating units, which represent the smallest group of assets that generates independent cash inflows of the cash flows derived from other assets or groups of assets. The Company has defined, according to the characteristics of the services provided and its fixed assets that the Argentinian operations comprise a single cash-generating unit (CGU) and each of the Company’s foreign operations represent a separate CGU. According to this, the net book value of a CGU includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life (PP&E, intangible assets and rights of use assets).

In 2018, an impairment of Arnet brand was registered for $3,401, as a result of the Company's decision to discontinue its use, encompassing all broadband customers under the Fibertel brand, and other fixed assets were impaired for $978. During 2019, an impairment of spectrum was registered for $2,917, incorporated to the Company as a result of the merger between Telecom Argentina and Cablevisión, and other fixed assets were impaired for $573. During 2020, an impairment for minor assets was registered for $376. Except for the above mentioned, no other significant impairments have been identified as a result of the evaluation realized.

The possible reversal of PP&E, intangible assets and rights of use assets impairment losses is reviewed for the issuance of all consolidated financial statements. The net effects of the constitution and recovery of the above-mentioned impairments are recorded under “Impairment of fixed assets”, which is described in Note 24 to these consolidated financial statements.

For further information on recoverability of goodwill analysis, see item v.1) – “Recoverability of Goodwill” to this Note.

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

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2020	2019	2018
Discount Rate (1)	6.3% - 12.7%	6.4% - 15.0%	6.4%-15.2%
Projected increase rate in compensation	22.1% - 50.9%	10.0% - 48.3%	10.0%-31.2%

1)	Represents real discount rates.

Additional information on pension benefits is provided in Note 18 to these consolidated financial statements.

TELECOM ARGENTINA S.A.

Deferred revenues on prepaid credit

Revenues from unused traffic and data packs for unexpired prepaid credits are deferred and recognized as revenue when the minutes and the data are used by customers or when such credit expires, whichever happens first.

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

Government grants for the acquisition of PP&E

Government grants for the acquisition of PP&E must be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either as deferred income or as a reduction of the carrying amount of related asset. The Company elected as an accounting policy the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets are recognized at the cost incurred in the construction of the engaged infrastructure and the government grant was accounted for as deferred income in Other liabilities and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

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

The Company and its subsidiaries do not have stock option plans for their employees.

o)	Taxes Payable

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

TELECOM ARGENTINA S.A.

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

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Tax loss carryforwards may be computed against future taxable income for a maximum of 5 years. Deferred tax assets that may arise from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be enough to apply those temporary differences.

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

The statutory income tax rate in Argentina for fiscal years 2018, 2019 and 2020 was 30%, pursuant to Law No. 27,430, as amended by Law No. 27,541 (Social Solidarity and Production Reactivation Law). According to the mentioned laws, the statutory income tax rate for fiscal year 2021 will be 25%.

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

Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate under the application of the “world rate” principle. However, as per Argentinian Tax Law, income taxes paid abroad may be recognized as tax credits, both the income tax paid abroad by the subsidiary and the withholding tax on cash dividends.

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

In the United States of America, the statutory tax rate until fiscal year 2017 was 39.5% (34% Federal Tax and 5.5% for the State of Florida). Since January 1, 2018, a new Income Tax Law is applicable in the United States, which modifies the federal flat rate to 21%. Likewise, the statutory tax rate for the State of Florida was reduced from 5.5% to 4.458% for fiscal years 2019 to 2021, and for fiscal year 2022, this rate returns to be 5.5%.

Therefore, for fiscal year 2018 the total legal statutory tax rate was 26.5% while for fiscal years 2019, 2020 and 2021 the total legal statutory tax rate is 25.458%.

Income Tax Inflation Adjustment

Laws No. 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law.

According to this provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first, second and third year as from its effectiveness, this procedure is applicable as long as the variation of the IPC, calculated from the beginning to the end of each year, is higher than 55%, 30% and 15%, for the first, second and third year of application, respectively.

TELECOM ARGENTINA S.A.

According to the above mentioned, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as since that year the variation of the IPC required was verified.

Likewise, it was provided that in order to calculate income tax inflation adjustments corresponding to the first and second fiscal year beginning as from January 1, 2019, one-sixth of the income tax inflation adjustment shall be computed in that fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years.

Notwithstanding the aforementioned, it was established, in general, the update of the cost of several assets -in case of disposal- and the update of computable depreciation of fixed assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018 based on changes in the CPI.

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

Tax on Bank Credits and Debits

Pursuant to Law No. 27,432, the National Executive Branch may establish that the percentage of the tax rate on bank credit and debits that to date was not creditable against income tax, be gradually reduced by up to 20% per year as from January 1, 2018. The National Executive Branch may provide that, by 2022, it be fully creditable against income tax. On May 7, 2018, Decree No. 409/18 was issued, which provided that, for transactions subject to the general tax rate, up to 33% of the taxes payable arising from both credited and debited amounts and the other taxable events subject to this tax may be creditable against income tax. In the case of transactions subject to a lower rate, only 20% may be creditable against income tax.

These provisions are applicable to advance payments and balances of income tax returns corresponding to fiscal periods beginning on or after January 1, 2018, for the tax credits arising from taxable events executed as from that date.

Internal Taxes

Law No. 27,430 provides for an increase in the effective internal tax rate applicable to mobile telephony services from 4.16% to 5.26%, effective for taxable events executed as from March 1, 2018 (Consumption Internal Tax).

TELECOM ARGENTINA S.A.

In addition, pursuant to Decree No. 979/17, as from November 15, 2017, for fiscal year 2018, the effective internal tax rate on the sale of imported mobile phones and other wireless network equipment was reduced from 20.48% to 11.73%. Such rate, pursuant to Law No. 27,430, would decrease gradually until its complete phase out as from January 1, 2024 (for 2019 the rate was 9.89% and for 2020 the rate is 7.53%.) In the case of goods manufactured in the province of Tierra del Fuego, the rate is set at 0% as from November 15, 2017. Notwithstanding the foregoing, the National Budget Law for the year 2021 (Law No. 27,591), effective as from January 1, 2021, revoked the gradual decrease of tax rates established under Law No. 27,430 and the provisions of Decree No. 979/17, and sets up an effective tax rate of 20.48% on the sale of imported mobile phones and other wireless network equipment. In the case of goods manufactured in the province of Tierra del Fuego, the rate was set at 7.009% as from January 1, 2021. This tax shall be applicable until December 31, 2025.

Export Duties

The National Budget Law for fiscal year 2019 (Law No. 27,467, published in the Official Gazette on December 4, 2018) granted the Executive Branch, until December 31, 2020, the power to apply export duties on services rendered in Argentina that are effectively used or exploited abroad, with a rate of up to 30% of the value of those services.

Decree No. 1,201/18 provided that such services are subject to an export duty of 12% with a cap of $4 Argentine pesos for each dollar of the taxable value of the above-mentioned transaction.

Law No. 27,541 amended the foregoing and granted the Executive Branch, until December 31, 2021, the power to apply export duties on services rendered in Argentina that are effectively used or exploited abroad, with a rate of up to 5% of the value of those services. Decree No. 99/19 published on December 28, 2019 establishes, effective as from January 1, 2020, an export duty of 5% on the above-mentioned services.

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

In addition, the National Budget Law for the year 2019 (Law No. 27,467) provides that entities that provide broadcast television or physical link and/or radio-electric link subscription television services, audio broadcasting, cable television signals, newspaper, magazine or periodical publishing companies or companies engaged in digital journalism, and the distributors of those publishing companies, may all allocate employer’s contributions on the payroll for the personnel engaged in such activities as a tax credit on VAT. These contributions must have been accrued in the fiscal period and effectively paid at the moment of submitting the VAT return. As provided above, where the salaries that give rise to the employer’s contributions which may be allocated as a tax credit on VAT are indistinctly related to other activities outside the scope of this benefit, they will be subject to the apportionment procedure.

During 2018, the Company has applied a regime similar to the one provided under Law No. 27,467, based on final court decisions allowing its application.

VAT and Internal Taxes – Preliminary Injunction

On June 10, 2020, the Company brought a claim before the National Court of First Instance on Federal Administrative Matters No. 11 of the City of Buenos Aires to request a preliminary injunction ordering the suspension of the payment of VAT and Consumption Internal Taxes on all those services billed to the users that fall within the scope of Decree No. 311/20 (see Note 29 to these consolidated financial statements), and related regulations, until those bills have been effectively settled in whole or in part by the customers, provided those amounts have not been effectively paid to the National Tax Authority in order to avoid any distorting consequences arising from the intrinsic complexities of taxes settlement. On July 15, 2020, the National Court of First Instance on Federal Administrative Matters No. 11 of the City of Buenos Aires denied the request for the preliminary injunction filed by the Company, who filed an appeal before Chamber I of the Court of Appeals on Federal Administrative Matters against such decision. On December 23, 2020, said Court of Appeals revoked the first instance judgment and granted the preliminary injunction requested by the Company for 6 months or until the exceptional legal grounds that gave rise to the request for injunction have ceased, whichever occurs first.

As the preliminary injunction was granted to the Company on December 23, 2020 and the provisions of Decree No. 311/20 were in force until December 31, 2020, the Company did not apply the preliminary injunction provisions.

TELECOM ARGENTINA S.A.

Provincial Taxes

Turnover Tax

This tax is levied on companies based in Argentina for the activities carried out in each province of the country. Rates differ depending on the jurisdiction where business is carried out and on the nature of such business (for example, sale of services or equipment).

Regarding this tax, on January 2, 2018, Law No. 27,429 - “Tax Consensus” was published in the Official Gazette. Such Law approves the Tax Consensus signed between the National Executive Branch and the representatives of the Provinces and the Autonomous City of Buenos Aires, which provides that the rates shall not exceed certain limits, among other issues. For the communications sector, the maximum rate effective for 2019 is 4% and 6.5% for mobile telephony. Cable television activities are exempt in some jurisdictions. However, on December 17, 2019, a new fiscal consensus was signed and approved by Law No. 27,542, published in the Official Gazette on February 12, 2020, whereby the gradual reduction of the rates provided under Law No. 27,429 was suspended until December 31, 2020. Likewise, on December 4, 2020 a new fiscal consensus was signed, which established again the suspension until December 31, 2021 of the gradual rates reduction provided by Law No. 27,429.

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

p)	Provisions

The Company records provisions when it has a present, legal or constructive obligation, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, considering the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as finance expenses. For more information, see Note 19 to these consolidated financial statements.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists. The accounting estimates for dismantling costs, including discount rates, and the dates on which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)	Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

For non-cash assets dividends, dividends payable must be valued at the fair value of the assets to be delivered.

r)	Debt Financial Costs and Other Financial Results, net

Debt Financial costs and other financial results, net, are recorded as incurred and may include:

•	Interest accrued on the related financial assets and liabilities using the effective interest rate method;

•	Financial discounts on assets and debt;

•	Changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•	Results from Notes and bonds;

•	Risk of doubtful government bonds results;

•	Financial debt renegotiation results;

TELECOM ARGENTINA S.A.

•	Gains and losses on foreign exchange and financial instruments;

•	Interest on provisions;

•	Financial expenses on pension benefits;

•	Bank taxes and related expenses; and

•	RECPAM.

s)	Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process the guidance set forth in IAS 32 must by applied, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own equity shall be recognized in the income statement.

t)	Merger Surplus

Due to the merger between Telecom Argentina (surviving entity and accounting acquired) and Cablevisión (absorbed entity), a merger surplus was generated, which mainly reflects the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina as of the effective date of the merger.

u)	Net Earnings per Share

Basic earnings per share are calculated by dividing the net income (loss) attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year. On the other hand, diluted earnings per share is computed by dividing the net income (loss) for the year by the weighted average number of common shares issued and dilutive potential common shares at the closing of the year. Since the Company has no dilutive potential common stock outstanding, diluted earnings per share and basic earnings per share are the same.

For the years ended December 31, 2020 and 2019 the weighted average number of shares outstanding amounted to 2,153,688,011.

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

As indicated in section l) of this Note, the Company monitors goodwill allocated to a cash generating unit (CGU) and, to determine its recoverable value, considers the higher value between its fair value less costs of disposal and its value in use.

CGU of Argentina	Goodwill	PP&E	Intangible Assets	Right of use assets	Total
Balances as of December 31, 2020	251,105	303,784	97,315	16,492	668,696

For fiscal year 2020, the recoverable value of the Argentinian CGU, which includes goodwill, was determined using fair value less costs of disposal, which was calculated on the basis of Telecom's market capitalization value. Estimated disposal costs includes, among others, legal and consulting fees that could be directly related to the disposal of the CGU.

As of December 31, 2020, the capitalization value of the Company amounted to $423,523 based on the share price of $196.65 (the source of the share price is BYMA 12/30/2020, level 1 in the fair value hierarchy in accordance with IFRS 13). To determine the fair value of the Argentinean CGU, the capitalization value was adjusted for (i) the estimated fair value of other CGUs (which value is not significant in relation to Company’s total market capitalization), (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value and (iii) estimated disposal costs in an orderly transaction of 0.04%.

As a result of the above-mentioned calculation, fair value less cost of disposal of the Argentinian CGU exceeds book value of the CGU of Argentina by approximately 4%. Consequently, while management concluded that it was not necessary to determine a control premium for the Argentinian CGU to demonstrate the recoverability of the carrying value of the CGU, any such control premium is estimated by management to be between 10% and 30% for this type of industry.

TELECOM ARGENTINA S.A.

The Company has considered the following sensitivity analysis of the recoverability test: Keeping the fair value of the net liabilities stable and not considering the Control Premium effect, Telecom share price should decrease to $184.22 (6.32%) to equalize the Fair Value of the CGU and the Book Value of the CGU.

For fiscal year 2019, the Company estimated the Recoverable Value of the CGU using a discounted cash flow model (Value in Use). These calculations required the use of significant judgment and estimates.

The cash flows used corresponded to the business plan approved by the Company's Management and Company’s Management additional estimations to cover a period of 5 years. In order to determine the residual value of the cash-generating unit, the Company considered a normalized constant cash flow taking into consideration a long-term growth rate of 3.5%.

For the preparation of such cash flows, the Company considered the current market situation in which Telecom operated in 2019. Likewise, the Company's Management estimated the future behavior of certain assumptions that are sensitive in the determination of the value in use, among them, the operating result, the discount rate and certain macroeconomic variables such as projected inflation and exchange rates.

In relation to the aforementioned assumptions, the Company's Management determined the estimated operating result based on past performance and market development expectations (including demand projections, prices and costs). Real cash flows could be different from those used for the value in use determination.

Cash flows were discounted at a discount rate (WACC) of 10.89%, which reflected the specific risks related to the industry and the country in which the Company operates.

For the years presented in these consolidated financial statements, the test results were satisfactory. Therefore, no recoverability problems were observed and, accordingly, no impairment has been recorded for the assets detailed above, except for those specifically identified in Note 3.l) to this Note.

v.2)	Useful lives and residual value (non-amortizable) of PP&E and Intangible assets

PP&E and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives and the residual value of its PP&E and amortizable intangible assets.

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

On the other hand, the recoverability assessment of the tax receivable related to the actions of recourse filed by the Company in connection with income tax inflation adjustment (Note 15 to these consolidated financial statements), is based on the existing legal arguments and future behavior of Tax Courts and the National Tax Authority in revising the claims filed by the Company.

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

In the absence of an accounting Standard or Interpretation that specifically applies to a particular transaction, the Company’s Management considers the IFRS framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt in order to provide financial statements that faithfully represent the financial position, the results of operations and the cash flows of Telecom and its subsidiaries, reflect the economic substance of the transactions, are neutral, are prepared on a prudent basis and are complete in all aspects.

w)   New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these consolidated financial statements, the Company has not applied the following new standards and amendments to the existing ones which application is mandatory for periods beginning after December 31, 2020.

Standards and amendments		Mandatory application date for years beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest rate benchmark reform (Phase II)	January 1, 2021
Amendments to IAS 37	Onerous contracts – Cost of fulfilling a contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16	Property, plant and equipment – Proceeds before intended use	January 1, 2022
Amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41	Annual Improvements – 2018 to 2020 Cycle	January 1, 2022
Amendments to IAS 1	Classification of liabilities as current or non-current	January 1, 2023

Although Management is analyzing the potential impacts of such standards, and according to the preliminary analysis performed, the mentioned standards will have no significant impact in the Company’s consolidated financial statements.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)	Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2020	2019
Cash and Banks	4,645	2,339
Time deposits	3,546	957
Mutual funds (a)	8,797	31,531
Government bonds at fair value	1,539	-
Total cash and cash equivalents	18,527	34,827
Investments
Current
Government bonds at fair value	5,054	404
Government bonds at amortized cost	126	180
Mutual funds (a)	1,442	87
Allowance for credit risk (b)	(80)	(87)
Total current investments	6,542	584
Non- current
Government bonds at amortized cost	342	2,692
Investments in associates (c)	2,026	1,531
2003 Telecommunications Fund	1	1
Allowance for credit risk (b)	(217)	(1,333)
Total non-current investments	2,152	2,891
Total investments	8,694	3,475

(a)	As of December 31, 2020, includes $194 in Cash and cash equivalents which availability is restricted between 30 and 60 days, according to contractual provisions and $1,372 in Investments in guarantee of financial operations.
(b)	Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.
(c)	Information on Investments in associates is detailed below:

TELECOM ARGENTINA S.A.

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 12.31.2020	Valuation as of 12.31.2019
Ver TV. (1)	Cable television station	Argentina	49.00	1,219	847
TSMA(1) (2) (3)	Cable television station	Argentina	50.10	454	344
La Capital Cable (1)(2)	Closed-circuit television	Argentina	50.00	348	334
Other minor investments in associates at equity method (4)				5	6
Total				2,026	1,531

(1)	Data about the issuer arise from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.
(4)	The variation is included in Other financial results, net – RECPAM.

Earnings (losses) information:

	Years ended December 31,
	2020	2019	2018
Ver TV	372	(223)	297
TSMA	110	(59)	151
La Capital Cable	14	27	46
Total	496	(255)	494

Movements in the allowance of current credit risk are as follows:

	December 31,
	2020	2019
At the beginning of the fiscal year	(87)	-
Additions – Exchange differences	(50)	-
Additions – Risk of doubtful government bonds results	(16)	(1,552)
Reclassifications	(503)	-
Uses (includes RECPAM)	576	1,465
At the end of the year	(80)	(87)

Movements in the allowance of non-current credit risk are as follows:

	December 31,
	2020	2019
At the beginning of the fiscal year	(1,333)	-
Additions – Exchange differences	(220)	-
Additions – Risk of doubtful government bonds results	(42)	(1,945)
Reclassifications	503	-
Uses (includes RECPAM)	875	612
At the end of the year	(217)	(1,333)

Restructuring of Government Bonds

In April 2020, the PEN, through Decree No. 391/20 and the Government of the Province of Buenos Aires, established a restructuring of certain National and Provincial Government Bonds issued under foreign law through the invitation to lenders to exchange those bonds for others, subject to new issuance conditions.

Furthermore, the exchange offer for the restructuring of foreign currency-denominated government bonds issued under argentine law was approved in August 2020.

In May, July and August 2020, the Company submitted several exchange offers of its bonds portfolio that could be exchanged, in accordance with the established conditions and procedures provided to each case.

The exchange of the National and Provincial Bonds issued under foreign and argentine laws took place in early September 2020. As of the date of these consolidated financial statements, the exchange of the Province of Buenos Aires Government Bonds was still pending.

b)	Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition). Bank overdrafts are disclosed in the consolidated statement of financial position as financial debts and its flows in the cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial structure of Telecom and its subsidiaries.

TELECOM ARGENTINA S.A.

Changes in assets/liabilities components:

	December 31,
Net (increase) decrease in assets	2020	2019	2018
Trade receivables	(7,313)	4,441	(8,570)
Other receivables	(647)	154	(1,872)
Inventories	(197)	633	(23)
	(8,157)	5,228	(10,465)
Net decrease in liabilities
Trade payables	(7,019)	(23,095)	(16,393)
Salaries and social security payables	476	1,733	592
Taxes payables	1,135	1,339	(4,253)
Other liabilities and provisions	(5,800)	(5,648)	(4,878)
	(11,208)	(25,671)	(24,932)

Main Financing activities components

The following table presents the main financing activities components:

Bank overdrafts	-	10,925	4,558
Notes	28,075	30,660	-
Bank and other financial entities loans	24,830	36,723	53,600
Loans for purchase of equipment	3,123	1,344	-
Total financial debt proceeds	56,028	79,652	58,158
Bank overdrafts	(6,908)	(1)	-
Notes	(9,621)	(4,162)	(8,178)
Bank and other financial entities loans	(46,624)	(45,532)	(701)
Loans for purchase of equipment	(2,240)	-	(570)
Total payment of debt	(65,393)	(49,695)	(9,449)
Bank overdrafts	(3,967)	(1,321)	(197)
Notes	(5,701)	(1,537)	(3,161)
Bank and other financial entities loans	(9,038)	(9,699)	(5,000)
By NDF, purchase of equipment and others	(2,145)	1,811	560
Total payment of interest and related expenses	(20,851)	(10,746)	(7,798)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

PP&E and intangible assets acquisition financed with accounts payable	19,652	20,922	18,906
Dividends payment with investments not considered as cash and cash equivalents	25,713	-	-
Accounts payable payment with CDB loan proceeds	249	-	-
Other receivables offset with income tax liabilities	26	-	-
Trade receivables offset with government bonds	468	-	-

Cash dividends collected

Brief information on cash dividends collected by the Company is provided below:

Year	Company	Cash Dividends Collected
		Currency of the transaction date	Current currency as of December 31, 2020
2020	Ver TV	50	57
	TSMA	21	23
		71	80
2019	Ver TV	97	172
	TSMA	41	72
	La Capital Cable	5	8
		143	252
2018	Ver TV	18	56
	TSMA	8	23
	La Capital Cable	15	38
		41	117

Cash and non-cash assets dividends from the Company and its subsidiaries

Non-cash assets dividends

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on November 13, 2020 resolved to distribute non- cash assets dividends as follows: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$157,642,897, and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$271,896,177.

Consequently, and considering that the valuation of the mentioned non-cash assets dividends was $24,723,374,678 Argentine pesos ($25,713 in current currency as of December 31, 2020), the “Voluntary Reserve for Future Cash Dividends” amounting to $6,600 in current currency as of December 31, 2020 was fully withdraw and the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdraw in $19,113 in current currency as of December 31, 2020.

TELECOM ARGENTINA S.A.

Brief information on cash dividends of the Company and its subsidiaries is provided below:

Year	Company	Distribution month	Distributed amount		Payment month	Amount paid in current currency as of December 31, 2020
			Currency of the transaction date	Current currency as of December 31, 2020
2020	Núcleo	April 2020	295	367	May 2020	191
	Núcleo	April 2020	-	-	October 2020	176
			295	367		367
2019	Telecom	April 2019	6,300	11,798	May 2019	11,072
	Telecom	August 2019	7,045	11,346	August 2019	11,346
	Telecom	October 2019	(1) 17,387	25,603	October 2019	25,603
	Núcleo	April 2019	197	356	May 2019	347
			30,929	49,103		48,368
2018	Telecom	December 2017	-	-	January 2018	12,386
	Telecom	January 2018	(2) 13,007	39,508	February 2018	38,580
	Telecom	January 2018	6,866	20,857	March 2018	19,909
	Núcleo	April 2018	135	381	March 2018	380
			20,008	60,746		71,255

(1)	The General Ordinary Shareholders’ Meeting held on October 10, 2019 resolved to distribute US$300 million in cash dividends to be paid in US dollars (freely available) equivalent to $17,387 according to the exchange rate of BCRA Com “A” 3,500 issued on October 9, 2019 ($57.9).
(2)	Includes $5,641 and $4,503 of anticipated cash dividends pursuant to Section 224, 2nd paragraph of the LGS related to the net income (liquid and realized) of the period January 1st, 2017 and September 30, 2017 arising from the Telecom Argentina’s and Cablevision’s stand-alone basis financial statements as of September 30, 2017, respectively, that were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

Additional information required by IAS 7

	Balances as of December 31, 2019	Cash Flows	Accrued interest	Exchange differences, currency translation adjustments and others	Balances as of December 31, 2020
Bank overdrafts	13,219	(6,908)	-	(2,358)	3,953
Securities’ caution - principal	419	(313)	-	(106)	-
Bank and other financial entities loans – principal	95,552	(21,481)	-	(*) 6,992	81,063
Notes – principal	55,171	18,454	-	(3,303)	70,322
NDF	510	(1,831)	-	1,848	527
Loans for purchase of equipment	5,705	883	-	28	6,616
Accrued interest and related expenses	36,352	(19,195)	13,974	6,588	37,719
Total current and non-current financial debt (Note 13)	206,928	(30,391)	13,974	9,689	200,200

(*) Includes $249 of loans with the CDB Bank (Note 13) that do not represent cash movement.

	Balances as of December 31, 2018	Cash Flows	Accrued interest	Exchange differences, currency translation adjustments and others	Balances as of December 31, 2019
Bank overdrafts	4,766	10,924	-	(2,471)	13,219
Securities’ caution - principal	-	419	-	-	419
Bank and other financial entities loans – principal	98,863	(9,228)	-	5,917	95,552
Notes – principal	33,669	26,498	-	(4,996)	55,171
NDF	209	(1,195)	-	1,496	510
Loans for purchase of equipment	4,354	1,344	-	7	5,705
Accrued interest and related expenses	24,247	(12,721)	15,109	9,717	36,352
Total current and non-current financial debt (Note 13)	166,108	16,041	15,109	9,670	206,928

NOTE 5 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2020	2019
Ordinary receivables	28,835	29,280
Contractual asset IFRS 15	46	164
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	165	186
Allowance for doubtful accounts	(10,090)	(6,534)
	18,956	23,096
Non-current trade receivables
Ordinary receivables	53	72
Contractual asset IFRS 15	6	40
	59	112
Total trade receivables, net	19,015	23,208

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the fiscal year	(6,534)	(5,547)
Additions – Bad debt expenses	(10,805)	(8,619)
Uses and Currency translation adjustments (includes RECPAM)	7,249	7,632
At the end of the year	(10,090)	(6,534)

TELECOM ARGENTINA S.A.

NOTE 6 – OTHER RECEIVABLES

	As of December 31,
Current other receivables	2020	2019
Prepaid expenses	1,545	1,600
Tax credits	2,772	2,583
Financial NDF (Note 22)	2	222
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	150	157
Receivables from sale of customer relationship	28	31
Other	1,352	1,707
Allowance for current other receivables	(333)	(51)
	5,516	6,249
Non-current other receivables
Prepaid expenses	166	297
Tax credits	859	1,170
Regulatory receivables (Núcleo)	267	283
Receivables from sale of customer relationship	41	85
Other	266	456
	1,599	2,291
Total other receivables, net	7,115	8,540

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the year	(51)	(37)
Increases	(297)	(26)
Decreases (includes RECPAM)	15	12
At the end of the year	(333)	(51)

NOTE 7– INVENTORIES

	As of December 31,
	2020	2019
Mobile handsets and others	2,721	3,160
Inventories for construction projects	1,255	1,530
Subtotal	3,976	4,690
Allowance for obsolescence of inventories	(254)	(317)
Total inventories	3,722	4,373

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the year	(317)	(279)
Additions	(17)	(178)
Decreases (includes RECPAM)	80	140
At the end of the year	(254)	(317)

NOTE 8 – GOODWILL

	As of December 31,
	2020	2019
Argentina	250,641	250,641
Abroad (1)	1,267	1,411
Total goodwill	251,908	252,052

(1)	The decrease in the amounts with respect to balance as of December 31, 2019 corresponds to temporary currency translation adjustments.

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2020	2019
PP&E before allowances and impairment	324,279	338,044
Valuation allowance for obsolescence and impairment of materials	(2,604)	(2,049)
Impairment of PP&E	(812)	(1,092)
	320,863	334,903

TELECOM ARGENTINA S.A.

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the year	(2,049)	(753)
Additions	(562)	(1,296)
Currency translation adjustments	7	-
At the end of the year	(2,604)	(2,049)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the year	(1,092)	(697)
Additions	(901)	(395)
Uses	1,181	-
At the end of the year	(812)	(1,092)

Details on the nature and movements of PP&E as of December 31, 2020 are as follows:

	Gross value as of December 31, 2019	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2020
Real estate	48,991	6	(191)	1,830	(213)	50,423
Switching equipment	11,784	435	(802)	835	(10)	12,242
Fixed network and transportation	193,785	9,760	(1,142)	15,953	(5,905)	212,451
Mobile network access	42,313	1	(458)	1,850	(73)	43,633
Tower and pole	12,365	-	(219)	427	(67)	12,506
Power equipment and Installations	15,289	295	(226)	1,088	-	16,446
Computer equipment	47,453	2,738	(1,236)	11,169	(158)	59,966
Goods lent to customers at no cost	21,348	5,480	(328)	11,523	(8,910)	29,113
Vehicles	6,551	49	(24)	-	(15)	6,561
Machinery, diverse equipment and tools	8,356	566	(51)	465	-	9,336
Other	1,658	132	(35)	291	-	2,046
Construction in progress	48,613	13,851	(93)	(23,450)	(197)	38,724
Materials	28,851	20,128	(106)	(21,981)	-	26,892
Total	487,357	53,441	(4,911)	-	(15,548)	520,339

	Accumulated depreciation as of December 31, 2019	Depreciation	Currency translation adjustments	Decrease and reclassifica-tions	Accumulated depreciation as of December 31, 2020	Net carrying value as of December 31, 2020
Real estate	(6,629)	(2,169)	156	116	(8,526)	41,897
Switching equipment	(6,159)	(2,450)	743	7	(7,859)	4,383
Fixed network and transportation	(71,273)	(29,408)	494	5,864	(94,323)	118,128
Mobile network access	(14,061)	(5,787)	643	40	(19,165)	24,468
Tower and pole	(3,558)	(1,061)	156	31	(4,432)	8,074
Power equipment and Installations	(4,875)	(2,204)	170	-	(6,909)	9,537
Computer equipment	(25,126)	(9,805)	1,123	135	(33,673)	26,293
Goods lent to customers at no cost	(5,978)	(11,180)	283	8,910	(7,965)	21,148
Vehicles	(4,013)	(760)	19	9	(4,745)	1,816
Machinery, diverse equipment and tools	(6,772)	(605)	31	-	(7,346)	1,990
Other	(869)	(282)	32	2	(1,117)	929
Construction in progress	-	-	-	-	-	38,724
Materials	-	-	-	-	-	26,892
Total	(149,313)	(65,711)	3,850	15,114	(196,060)	324,279

Details on the nature and movements of PP&E as of December 31, 2019 are as follows:

	Gross value as of December 31, 2018	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2019
Real estate	47,668	29	(19)	1,442	(129)	48,991
Switching equipment	10,689	471	320	334	(30)	11,784
Fixed network and transportation	175,432	9,875	(359)	18,570	(9,733)	193,785
Mobile network access	34,593	23	133	7,700	(136)	42,313
Tower and pole	10,883	-	27	1,470	(15)	12,365
Power equipment and Installations	13,423	56	45	1,766	(1)	15,289
Computer equipment	32,767	1,212	575	12,992	(93)	47,453
Goods lent to customers at no cost	15,676	3,353	159	10,947	(8,787)	21,348
Vehicles	6,250	329	(5)	-	(23)	6,551
Machinery, diverse equipment and tools	9,375	352	(25)	643	(1,989)	8,356
Other	1,808	5	-	105	(260)	1,658
Construction in progress	36,118	36,342	(90)	(23,687)	(70)	48,613
Materials	26,375	34,897	(139)	(32,282)	-	28,851
Total	421,057	86,944	622	-	(21,266)	487,357

	Accumulated depreciation as of December 31, 2018	Depreciation	Currency translation adjustments	Decrease and reclassifica-tions	Accumulated depreciation as of December 31, 2019	Net carrying value as of December 31, 2019
Real estate	(4,670)	(2,007)	(1)	49	(6,629)	42,362
Switching equipment	(3,589)	(2,227)	(362)	19	(6,159)	5,625
Fixed network and transportation	(52,453)	(28,566)	23	9,723	(71,273)	122,512
Mobile network access	(6,834)	(7,026)	(238)	37	(14,061)	28,252
Tower and pole	(1,995)	(1,499)	(72)	8	(3,558)	8,807
Power equipment and Installations	(2,551)	(2,248)	(76)	-	(4,875)	10,414
Computer equipment	(16,263)	(8,294)	(647)	78	(25,126)	22,327
Goods lent to customers at no cost	(4,231)	(10,374)	(158)	8,785	(5,978)	15,370
Vehicles	(3,144)	(885)	12	4	(4,013)	2,538
Machinery, diverse equipment and tools	(8,244)	(524)	7	1,989	(6,772)	1,584
Other	(824)	(305)	-	260	(869)	789
Construction in progress	-	-	-	-	-	48,613
Materials	-	-	-	-	-	28,851
Total	(104,798)	(63,955)	(1,512)	20,952	(149,313)	338,044

TELECOM ARGENTINA S.A.

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2020	2019
Intangible assets	110,262	118,705
Impairment	(6,236)	(6,317)
	104,026	112,388

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the year	(6,317)	(3,400)
Additions	(215)	(2,917)
Decreses	296	-
At the end of the year	(6,236)	(6,317)

Details on the nature and movements of intangible assets as of December 31, 2020 are as follows:

	Gross value as of December 31, 2019	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2020
3G/4G licenses	46,564	-	-	-	46,564
PCS license (Argentina)	22,070	-	-	-	22,070
Núcleo´s licenses	5,413	-	(78)	-	5,335
Customer relationship	29,497	-	(20)	(21)	29,456
Brands	27,811	-	-	-	27,811
Incremental Cost from the acquisitions of contracts	5,021	1,764	(15)	(1,538)	5,232
Other	3,351	527	(4)	-	3,874
Total	139,727	2,291	(117)	(1,559)	140,342

	Accumulated amortization as of December 31, 2019	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2020	Net carrying value as of December 31, 2020
3G/4G licenses	(5,838)	(3,183)	-	-	(9,021)	37,543
PCS license (Argentina)	-	-	-	-	-	22,070
Núcleo´s licenses	(380)	(175)	6	-	(549)	4,786
Customer relationship	(9,510)	(4,676)	4	21	(14,161)	15,295
Brands	(207)	(9)	-	-	(216)	27,595
Incremental Cost from the acquisitions of contracts	(2,879)	(2,217)	3	1,538	(3,555)	1,677
Other	(2,208)	(377)	7	-	(2,578)	1,296
Total	(21,022)	(10,637)	20	1,559	(30,080)	110,262

Details on the nature and movements of intangible assets as of December 31, 2019 are as follows:

	Gross value as of December 31, 2018	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2019
3G/4G licenses	46,550	14	-	-	46,564
PCS license (Argentina)	22,070	-	-	-	22,070
Núcleo´s licenses	5,442	5	(34)	-	5,413
Customer relationship	31,906	-	7	(2,416)	29,497
Brands	27,811	-	-	-	27,811
Incremental Cost from the acquisitions of contracts	2,837	2,192	(8)	-	5,021
Other	3,426	1	-	(76)	3,351
Total	140,042	2,212	(35)	(2,492)	139,727

	Accumulated amortization as of December 31, 2018	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2019	Net carrying value as of December 31, 2019
3G/4G licenses	(2,655)	(3,183)	-	-	(5,838)	40,726
PCS license (Argentina)	-	-	-	-	-	22,070
Núcleo´s licenses	(154)	(188)	(38)	-	(380)	5,033
Customer relationship	(6,437)	(5,467)	(22)	2,416	(9,510)	19,987
Brands	(196)	(11)	-	-	(207)	27,604
Incremental Cost from the acquisitions of contracts	(822)	(2,057)	-	-	(2,879)	2,142
Other	(1,919)	(351)	(3)	65	(2,208)	1,143
Total	(12,183)	(11,257)	(63)	2,481	(21,022)	118,705

TELECOM ARGENTINA S.A.

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2020 are as follows:

	Gross value as of December 31, 2019	Increases	Currency translation adjustments	Decreases	Gross value as of December 31, 2020
Leases rights of use (a)
- Sites	11,976	5,094	(80)	(307)	16,683
- Real estate and others	3,443	1,794	(19)	(92)	5,126
- Poles	812	1,797	(18)	-	2,591
Indefeasible right of use	1,127	72	(9)	-	1,190
Asset Retirement Obligation	456	2,261	1	(69)	2,649
Total	17,814	11,018	(125)	(468)	28,239

(a) For the determination of the previously informed amounts, real discount rates were used amounting to 11% (average in Argentine pesos) and 6.4% (in US dollars)

	Accumulated amortization as of December 31, 2019	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2020	Net carrying value as of December 31, 2020
Leases rights of use
- Sites	(2,972)	(3,773)	22	139	(6,584)	10,099
- Real estate and others	(963)	(1,233)	5	58	(2,133)	2,993
- Poles	(517)	(673)	3	-	(1,187)	1,404
Indefeasible right of use	(315)	(128)	5	-	(438)	752
Asset Retirement Obligation	(115)	(63)	1	52	(125)	2,524
Total	(4,882)	(5,870)	36	249	(10,467)	17,772

Details on the nature and movements of Right of use assets as of December 31, 2019 are as follows:

	Gross value as of December 31, 2018	Incorporation by adoption of IFRS 16	Increases	Currency translation adjustments	Decreases	Gross value as of December 31, 2019
Leases rights of use (b)
- Sites	-	6,644	5,481	(41)	(108)	11,976
- Real estate and others	-	2,103	1,573	(14)	(219)	3,443
- Poles	-	634	188	(10)	-	812
Indefeasible right of use	1,145	-	-	(8)	(10)	1,127
Asset Retirement Obligation	417	-	78	9	(48)	456
Total	1,562	9,381	7,320	(64)	(385)	17,814

(b) For the determination of the previously informed amounts, real discount rates were used amounting to 11% (average in Argentine pesos) and between 5% and 7% (in US dollars)

	Accumulated amortization as of December 31, 2018	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2019	Net carrying value as of December 31, 2019
Leases rights of use
- Sites	-	(2,984)	(18)	30	(2,972)	9,004
- Real estate and others	-	(1,053)	(5)	95	(963)	2,480
- Poles	-	(515)	(2)	-	(517)	295
Indefeasible right of use	(203)	(116)	(6)	10	(315)	812
Asset Retirement Obligation	(80)	(68)	(15)	48	(115)	341
Total	(283)	(4,736)	(46)	183	(4,882)	12,932

NOTE 12 – TRADE PAYABLES

	As of December 31,
Current	2020	2019
Suppliers and commercial accruals	38,445	42,315
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	913	1,200
	39,358	43,515
Non-current
Suppliers and commercial accruals	2,448	3,206
	2,448	3,206
Total trade payables	41,806	46,721

TELECOM ARGENTINA S.A.

NOTE 13 – FINANCIAL DEBT

	As of December 31,
Current	2020	2019
Bank overdrafts – principal	3,953	13,219
Securities’ caution - principal	-	419
Bank and other financial entities loans – principal	7,618	18,379
Notes – principal	13,789	-
NDF (Note 22)	516	491
Loans for purchase of equipment	2,456	2,042
Accrued interest and related expenses	13,270	13,481
	41,602	48,031
Non-current
Notes – principal	56,533	55,171
Bank and other financial entities loans – principal	73,445	77,173
NDF (– Note 22)	11	19
Loans for purchase of equipment	4,160	3,663
Accrued interest and related expenses	24,449	22,871
	158,598	158,897
Total financial debt	200,200	206,928

Most of the bank and other financing entities loans subscribed by the Company contain standard compliance ratios for this kind of agreements. As of December 31, 2020, Telecom has complied with them.

The main bank and other financing entities loans agreements, which are effective as of the date of these consolidated financial statements, are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

On December 28, 2017, Telecom Argentina held an Ordinary Shareholders’ Meeting that approved a Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies. The delegation of powers in the Board of Directors was also approved to determine and modify the terms and conditions of the Program as well as to establish the issuance opportunities. On April 19, 2018, the CNV approved the mentioned Program, through Resolution No. 19,481.

Within the mentioned Program, Telecom Argentina issued several series of Notes in Argentine pesos and in US dollars, which are described below:

•         Series I in US dollars

In July 2019, the Company informed CNV about the renewal of the period of placement of Notes for an amount of nominal value of US$300 million, that can be increased to US$500 million, whose funds were used to the refinancing of liabilities, including the use of up to US$250 million to refinance Series “A” Notes maturing in 2021 (See “Series 5 Notes – Foreign currency financial debt renegotiation”).

The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: July 18, 2019.

Amount involved: US$400 million (approximately $17,148 as of the date of issuance).

Maturity Date: July 18, 2026.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate: It bears interest semiannually from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semiannually since issuance date. The last interest payment date will be the maturity date.

The Company received a disbursement for a total amount of US$392.36 million (since US$2.4 million corresponding to debt issuance expenses and US$5.24 million that corresponded to issuance under par were deducted from the initial disbursement) equivalent to $16,820 as of the date of the disbursement collection. From this disbursement, the Company used US$34.2 million to repurchase Series “A” Notes maturing in 2021 (See “Series 5 Notes – Foreign currency financial debt renegotiation”) and US$100 million to the partial prepayment of the Term Loan, which were paid in July 25, 2019.

As of December 31, 2020, an amount of US$406.7 million of the mentioned Notes remained unpaid (equivalent to $34,221).

TELECOM ARGENTINA S.A.

•         Series 3 and 4 in Argentine Pesos

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes in two series for a total amount of nominal value of $1,500, that can be increased to $5,000. The amount of the Notes finally issued and its main characteristics are detailed below:

✓	Series 3

Issuance date: January 31, 2020.

Amount involved: $3,196,524,154 Argentine pesos.

Maturity Date: January 31, 2021.

 Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 4.75%). The last interest payment date will be on maturity date.

✓	Series 4

Issuance date: January 31, 2020.

Amount involved: $1,200,229,180 Argentine pesos.

Maturity Date: July 31, 2021.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 5.25%). The last interest payment date will be on maturity date.

The Company received a disbursement for a total amount of $4,374, since $23 corresponding to debt issuance expenses were deducted from the initial disbursement (amounts in currency of the transaction date).

During November and December 2020, the Company repurchased approximately $86.0 (principal nominal value) of Series 3 Notes. These operations were carried out at the market value of each repurchase date, which did not significantly differ from their accounting valuation on that date.

As of December 31, 2020, an amount of $3,303 of Series 3 Notes and $1,274 of Series 4 Notes remained unpaid.

During January 2021, the Company repurchased approximately $150.0 (principal nominal value) of Series 3 Notes. These operations were carried out at the market value of each repurchase date, which did not significantly differ from their accounting valuation on that date.

On maturity date of Series 3 Notes, the Company paid $3,249 of Series 3 Notes ($2,961 of principal and $288 of accrued interest).

•         Series 5 Notes – Foreign currency financial debt renegotiation

Within the framework of continuous optimization of terms, rates and structure of its financial debt, on August 6, 2020, the Company has refinanced part of its financial debt through the issuance of Series 5 Notes, which main characteristics are detailed below:

a) Series 5 Notes

Issuance date: August 6, 2020.

Amount involved: US$388.9 million (approximately $28,273 as of the date of issuance), of which US$253.5 million correspond to instruments to be subscribed in kind through the exchange of Series “A” Notes as described in item b) below and US$135.4 million correspond to instruments to be integrated in cash.

Maturity Date: August 6, 2025.

Amortization: Principal will be settled as follows: 3% on February 6, 2023, 30% on August 6, 2023, 33% on August 6, 2024 and 34% on August 6, 2025.

Interest rate and Payment Date: Interest is payable on a semiannually basis from its issuance date until the maturity date, at an annual fixed rate of 8.50%. The last interest payment date will be on maturity date.

Integration Options: Series 5 Notes may be integrated, at the investor's choice, in cash (US$) or in non - cash assets through the exchange of Series “A” Notes with maturity date in 2021. Net cash proceeds of Series 5 Notes were applied to the cancellation of the loan with Deutsche Bank AG, London Branch, mentioned in item c) below. Series “A” Notes delivered for the non – cash assets subscription of Series 5 Notes have been settled by the Company.

As of December 31, 2020, an amount of US$413.8 million of the mentioned Notes remained unpaid (equivalent to $34,818).

b)	Outstanding Series “A” Notes at fixed annual rate maturing in 2021

On April 20, 2016, at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión, the shareholders of Cablevisión approved, among other matters, the extension of the authorization of the Global Program for the Issuance of Notes, which had been granted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting of Cablevisión on April 28, 2014, increasing the maximum amount of the outstanding Notes that may be issued under this Program from a nominal value outstanding at any time of US$500 million (or its equivalent in other currencies) to US$1,000 million (or its equivalent in other currencies), delegating broad powers to the Board of Directors.

On June 1, 2016, the Board of Directors of Cablevisión authorized the issuance of Series “A” Notes for a nominal value of US$500 million at fixed annual nominal interest rate of 6.50%, interest payable semi-annually, maturing in June 2021.

As a result of the merger between Telecom Argentina and Cablevisión, Series “A” Notes were assumed by the Company in January 1, 2018.

For this purpose, Telecom Argentina, as successor of Cablevisión, the Deutsche Bank Trust Company Americas, as Trustee and Banco Comafi S.A., as trustee representative in Argentina, signed a supplement to the Trust Agreement formalizing the absorption of the Series “A” Notes by Telecom Argentina.

On July 10, 2019, Telecom made an offer to repurchase Series “A” Notes for an amount of up to US$200 million, under certain terms and conditions. Total consideration offered for each US$1,000 of nominal value in accordance with the offer amounted to US$997.50 plus accrued interest. The purchase offer ended on August 9, 2019. As a result of the offer, Telecom canceled a total amount of US$34.2 million of Series “A” Notes (US$30.4 million on July 25, 2019 and US$3.8 million on August 14, 2019).

Additionally, and until December 31, 2019, the Company repurchased approximately US$0.5 million (nominal value) of the Series “A” Notes. These transactions were executed at the quoted market price prevailing on each repurchase date, which did not significantly differ from the book value as of that date.

On July 7, 2020, the Company started the public offering placement process of Series 5 Notes, with the purpose of refinancing Series “A” Notes and the loan with Deutsche Bank AG, London Branch mentioned in point c) below, jointly with a request for consent for the amendment of certain terms and conditions of Series “A” Notes. Series “A” Notes holders’, who chose to deliver these Notes for the subscription in kind of Series 5 Notes, received for each US$1,000 of Series “A” Notes delivered to the Company: i) US$700 of principal of Series 5 Notes; and ii) US$320 in cash (see “Agreement with the TMF Trust Company” to this Note). According to the offer, the nominal value of Series “A” Notes delivered to the Company for the integration in non – cash assets of Series 5 Notes amounted to US$362.2 million, representing approximately 77.74% of total outstanding Series “A” Notes, which were settled and retired.

As a result, the remaining nominal value of outstanding Series “A” Notes amounts to US$103.4 million, equivalent to $8,704.

c) Deutsche Bank Loan

On November 8, 2018, the Company acknowledged the acceptance by Deutsche Bank AG, London Branch, as organizer of a syndicate of banks, of a loan facility for an amount of up to US$200 million (which might be increased up to US$300 million). On November 14, 2018 the Company acknowledged the acceptance of the extension of the loan offer by Deutsche Bank AG, London Branch, for US$100 million.

The Deutsche Bank Loan has a term of 42 months counted from the date of the initial borrowing and will accrue compensatory interest at an initial rate per annum equivalent to LIBO plus 4.5% that will be payable quarterly, in arrears. The principal will be payable in six consecutive semi-annual equal installments equivalent to 12.5% of the disbursed amount with a final payment on the maturity date equivalent to 25% of the initial borrowing.

The proceeds from the Deutsche Bank Loan were used by the Company only to partially prepay the Syndicated Loan.

On August 6, 2020, the Company fully settled the bank loan with Deutsche Bank AG, London Branch, which it total outstanding principal amounted to US$187.5 million, including interest accrued at that date and related expenses, with cash obtained from the subscription of Series 5 Notes previously mentioned and the payment in cash made by the Trust (see “Agreement with the TMF Trust Company” to this Note).

As a result of this financial debt renegotiation, the Company recorded a loss of $2,669, that is included in “Financial debt renegotiation results” item, included in Other financial results, net.

•         Series 6 and 7 in Argentine Pesos

On December 2, 2020, the Company offered a Notes subscription in two series for a total amount of nominal value of $1,500, that can be increased to $10,000. The amount of the Notes finally issued and its main characteristics are detailed below:

✓	Series 6

Issuance date: December 10, 2020.

Amount involved: $1,928,950,000 Argentine pesos.

Maturity Date: December 10, 2021.

 Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 2.25%). The last interest payment date will be on maturity date.

✓	Series 7

Issuance date: December 10, 2020.

Amount involved: $125,248,683 UVA, equivalent to $7,786,710,622 Argentine pesos as of the date of issuance.

Maturity Date: December 10, 2023.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at a 3% fixed annual rate. The last interest payment date will be on maturity date.

The Company received a disbursement for a total amount of $9,671, since $45 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of December 31, 2020, an amount of $1,957 of Series 6 Notes and $8,015 of Series 7 Notes remained unpaid.

Bank and other financing entities loans

International Finance Corporation (“IFC”) loan

On July 5, 2016, Personal, company merged by absorption into Telecom, accepted an offer from the IFC (member of the World Bank Group) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing. On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in 8 equal semiannual installments since the 30th month, with a 6 month LIBOR + 400bp. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On March 4, 2019 The Company signed a new loan agreement with IFC for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the "Loan"). The Loan consisted of a tranche “A”, a tranche “B-1”, a tranche “B-2”, a tranche “B-3” and a tranche “B-4” which will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to LIBOR plus the following margins: 4.85 percentage points in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60 percentage points in the case of Tranche B-1 and Tranche B-3. Likewise, the principal will be payable as follows: Tranche A, Tranche B-2, and Tranche B-4 in eight consecutive semi-annual equal installments from February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six consecutive semi-annual equal installments from February 2021 and final maturity in August 2023. The proceeds from the loan were used to finance capital investments for 2019.

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

On September 22, 2020, the Company refinanced those loans and agreed to change the amortization schedule of all principal maturities that would take place during the last quarter of 2020 and 2021, by deferring the 85% of them for a term ranging between 24 and 48 months, and pre-paying the remaining 15% jointly with accrued interest and other related expenses (see “Agreement with the TMF Trust Company” to this Note). As a result of this renegotiation, the Company recognized a loss of $525 that is included in “Financial debt renegotiation results” item, within Other financial results, net.

As of December 31, 2020, an amount of US$487.3 million of these agreements remained unpaid (equivalent to $41,006).

Inter-American Development Bank (“IDB”) Loan

On April 7, 2017, Personal and IIC (member of the IDB Group), signed a loan agreement for an amount of US$100 million maturing in September 2022, payable in 8 equal semiannual installments since the 24th month, with a 6 month LIBOR + 400bp. The funds of this loan were allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

On the other hand, on May 29, 2019 the Company subscribed a loan agreement with the Inter-American Development Bank (IDB Invest) for a total amount of up to US$300 million. On June 7, 2019, a disbursement for a total amount of US$75 million was received (US$74.15 million were received, because US$0.85 million corresponding to debt issuance expenses, that were deducted from the initial disbursement). This debt accrues interest of LIBOR plus 4.90 percentage points, which will be cancelled in 10 consecutive semiannual equal installments from November 2021 with maturity date in May 2026.

Likewise, on July 11, 2019, an additional disbursement was received for a total amount of US$25 million (US$24.55 million were received, because US$0.45 million corresponding to debt issuance expenses were deducted from the initial disbursement) which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points, which will be cancelled in 6 consecutive semiannual equal installments from May 2021 and final maturity in November 2023.

On February 4, 2020 the Company and IDB Invest executed a supplement to the original loan agreement for a total amount of US$125 million, consisting of the following: i) a first tranche of US$50 million maturing on November 15, 2023 bearing interest at LIBOR plus 4.6%, payable in 8 consecutive semiannual installments since May 2020, and ii) a second tranche of US$75 million maturing on November 15, 2022 bearing interest at LIBOR plus a variable spread of 7% to 7.75%, payable in 6 consecutive semiannual installments since May 2020. The Company received a disbursement for a total amount of US$123.4 million, since US$1.6 million, corresponding to debt issuance expenses, were deducted from the initial disbursement.

On April 7, 2020, the Company received a new disbursement for a total amount of US$25 million maturing on November 15, 2022. The Company received US$24.6 million since US$0.4 million corresponding to debt issuance expenses were deducted.

On September 22, 2020, the Company refinanced those loans and agreed to change the amortization schedule of all principal maturities that would take place during the last quarter of 2020 and 2021, by deferring 85% of them for a term ranging between 24 and 66 months, and pre-paying the remaining 15% jointly with accrued interest and other related expenses (see “Agreement with the TMF Trust Company” to this Note). As a result of this renegotiation, the Company recognized a loss of $250 that is included in “Financial debt renegotiation results” item, within Other financial results, net.

As of December 31, 2020, an amount of US$288.9 million of these agreements remained unpaid (equivalent to $24,314).

Agreement with TMF Trust Company

To be able to meet the requirements arising from the renegotiation of financial debts carried out by the Company, which involves significant payments in cash, on July 15, 2020 the Company entered into a trust agreement with TMF Trust Company (Uruguay), in its capacity as trustee, for the provision of funds and the administration of those payments.

According to the above-mentioned, by the end of July 2020, the Company disbursed to the Trust a total amount of US$273 million. As of the date of these consolidated financial statements, the Trust has made the following payments in cash:

a.	An amount of US$120.2 million to the holders of Series “A” Notes to pay the cash consideration for refinancing the Series “A” Notes, including accrued interest at the date of settlement and related expenses.
b.	An amount of US$62.4 million as a partial payment of the settlement of the loan with Deutsche Bank loan AG, including accrued interest at the date of settlement and related expenses.
c.	An amount of US$30.9 million in accordance with the terms of the amendments of the loans signed with IFC, including accrued interest, prepayment premiums and other amounts due.
d.	An amount of US$13.4 million in accordance with the terms of the amendments of the loans signed with IDB, including accrued interest, prepayment premiums and other amounts due.

On November 5, 2020, the Trust Administration Committee notified the Trustee that the trust ended, since the purpose of the Trust was fulfilled, its purpose was finished and pending expenses in charge of the Trust were paid. Also, according to its contractual terms, the Trustee was instructed to proceed to transfer the remaining Trust Assets in accordance with the instructions provided by the Trust Administration Committee, after deducting a minimum amount to face future termination and settlement expenses of the Trust. On that date, the Trust transferred, as remaining Trust Assets, 45.5 million Treasury Bonds of the United States to the subsidiary Televisión Dirigida in compliance with pre-existing obligations.

Term Loan

On October 8, 2018, the Company entered into a new agreement with Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for an aggregate principal amount of US$500 million (which can be increased, in accordance with the terms and conditions thereof) and to 48 months of term (the "Loan").

On October 17, 2018, the Company requested a disbursement of US$500 million. The disbursed principal accrues compensatory interest at an annual rate equivalent to LIBO plus the following margin: 4.50 percentage points during the first year after the disbursement, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the disbursement and until the maturity date; and will be payable quarterly in arrears.

The partial pre-payment of “Term Loan” paid by Telecom during 2019 and 2020 were as follows:

✓	On March 25, 2019, Telecom paid US$101.4 million (US$100 million of principal and US$1.4 million of interest);
✓	On July 25, 2019, Telecom paid US$100.15 million (US$100 million of principal and US$0.15 million of interest);
✓	On December 9, 2019, Telecom paid US$50.5 million (US$50 million of principal and US$0.5 million of interest);
✓	On February 12, 2020, Telecom paid US$50.3 million (US$50 million of principal and US$0.3 million of interest); and
✓	On March 30, 2020, Telecom paid US$60.8 million (US$60 million of principal and US$0.8 million of interest).

As of December 31, 2020, an amount of US$140.6 million remained unpaid (equivalent to $11,831).

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

On May 23, 2019, a disbursement for a total amount of US$36 million (US$30.6 million was received because US$2.8 million corresponding to debt issuance expenses and US$2.6 million corresponding to the payment of the first installment were deducted from the initial disbursement). This debt accrues interest at a rate equivalent to LIBO plus 1.04 percentage points payable semiannually in 13 consecutive semiannual equal installments from November 2019 with maturity date in November 2025.

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

On June 18, 2020, the Company received a disbursement for a total amount of US$6.8 million. This loan will be payable in 13 consecutive semiannual installments from November 2020 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

On November 7, 2020, the Company received a disbursement for a total amount of US$8.5 million. This loan will be payable in 12 consecutive semiannual installments from May 2021 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

On December 18, 2020, the Company received a disbursement for a total amount of US$7.7 million. This loan will be payable in 12 consecutive semiannual installments from May 2021 with maturity date in November 2026 and accrues an interest rate equivalent to LIBO plus 1.04%.

As of December 31, 2020, an amount of US$70.4 million remained unpaid (equivalent to $5,926).

China Development Bank Shenzhen Branch (“CDB”) Loan

On December 14, 2020, the Company agreed with CDB a compromised line of credit of up to RMB 700 million (equivalent to approximately US$100 million), that can be increased to RMB 1,400 million, structured in several tranches. The increase in the amount will be subject to the granting of insurance by the China Export & Credit Insurance Corporation.

The proceeds from the loan will be used by the Company to finance its investment plan related to the acquisition of telecommunications equipment.

On December 24, 2020, the Company subscribed a first tranche for a total of RMB 19.6 million bearing an annual interest rate of 6.8% payable semi-annually. The principal will be cancelled in 11 semi-annual and consecutive installments from May 2023 to December 2027.

As of December 31, 2020, an amount of RMB 16.8 million remained unpaid (equivalent to $217).

Banco Macro Loan

On March 16, 2020 the Company subscribed a loan agreement with Banco Macro S.A for a total amount of $4,000. Total principal will be settled by one payment at maturity date, which will be on September 16, 2021. The loan bears interest that will be paid in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 6.75%.

As of December 31, 2020, an amount of $4,045 remained unpaid.

Banco ICBC Loan

As a result of the merge between Telecom Argentina and Cablevisión, the Company assumed a loan agreement with ICBC S.A. for import financing for an amount of US$5.2 million that accrues interest at an annual rate of 6% and has semiannual interest maturities. The principal is amortized in 8 semi-annual installments from July 2018 maturing in January 2022.

As of December 31, 2020, an amount of US$1.97 million remained unpaid (equivalent to $166).

On the other hand, on April 13, 2020 the Company subscribed a loan agreement with Banco ICBC S.A for a total amount of $975. Total principal will be settled by one payment at maturity date, which will be on April 13, 2021. The loan bears interest in a monthly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 9.75%.

As of December 31, 2020, an amount of $991 remained unpaid.

TELECOM ARGENTINA S.A.

Banco Galicia Loan

On May 4, 2020 the Company subscribed a loan agreement with Banco Galicia S.A for a total amount of $2,000. Total principal will be settled by one payment at maturity date, which will be on April 29, 2021. The loan bears interest that will be paid in a quarterly basis from its issuance date until its maturity date at a variable annual rate equivalent to Badlar plus spread of 7.75%.

As of December 31, 2020, an amount of $2,129 remained unpaid.

Other bank loans

As of December 31, 2020, the Company cancelled the following bank loans for:

a)    On January 7, 2020 the Company proceeded to the total cancellation of a loan with Banco Macro, by paying US$4.6 million (US$4.4 million of principal and US$0.2 million of interest).

b)    On February 6, 2020 the Company proceeded to the total cancellation of a loan with Banco Itaú for financing imports, by paying US$1.08 million (US$1.07 million of principal and US$0.01 million of interest).

c)     On June 18, 2020 the Company proceeded to the total cancellation of a loan with Banco Galicia, by paying US$8.97 million (US$8.43 million of principal and US$0.54 million of interest).

Loans for purchase of equipment

Cisco Systems Capital Corporation

The Company has debt agreements with Cisco Systems Capital Corporation related to purchase equipment financing, amounting to US$83.1 million (of which US$33.6 million were received during 2020). Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of December 31, 2020, an amount of US$83.5 million remained unpaid (equivalent to $7,027).

Núcleo

Global Programs for the issuance of Notes

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of Notes for an amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of such date) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the National Securities Commission of Paraguay authorized the Program, under Resolution N° 11E/19.

Under such Program, Núcleo issued the following Series of Notes:

Series I

Issuance date: March 12, 2019.

Amount involved: 120,000,000,000 of Guaraníes (approximately $841 as of the date of issuance).

Maturity Date: 60 months from its issuance date.

Amortization: Principal will be paid in one installment at maturity date (March 11, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: March 28, 2019.

Amount involved: 30,000,000,000 of Guaraníes (approximately $210 as of the date of issuance).

Maturity Date: 60 months from its issuance date.

Amortization: Principal will paid in one installment at maturity date (March 26, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

TELECOM ARGENTINA S.A.

Series III

Issuance date: March 12, 2020.

Amount involved: 100,000,000,000 of Guaraníes (approximately $948 as of the date of issuance).

Maturity Date: March 11, 2025

Amortization: Principal will be paid in one installment at maturity date.

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.75%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be at the maturity date.

As of December 31, 2020, an amount of Guaraníes 250,532,000,000 of Notes remained unpaid (equivalent to $3,005).

Bank Loans

As of December 31, 2020, Núcleo maintains loans with different financial entities for Guaraníes 225,600,000,000, equivalent to $2,707, which accrue interest at an average rate of 8.2% and have an average repayment term of 4 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2020	2019
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	13,634	12,552
Termination benefits	702	981
	14,336	13,533
Non-current
Termination benefits	840	1,172
	840	1,172
Total salaries and social security payables	15,176	14,705

Compensation for the Key Managers of Telecom for the years ended December 31, 2020, 2019 and 2018 are shown in Note 27.e).

NOTE 15 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	As of December 31,
	2020	2019
Tax carryforward	(11,467)	(11,695)
Allowance for doubtful accounts	(2,909)	(2,061)
Provisions	(1,472)	(2,082)
PP&E and Intangible assets	74,104	70,687
Cash dividends from foreign companies	588	701
Income tax inflation adjustment effect	21,340	16,808
Other deferred tax liabilities (assets), net	(40)	(23)
Total deferred tax liabilities, net	80,144	72,335
Actions for recourse tax receivable	(882)	(1,185)
Total deferred tax liability, net	(*) 79,262	71,150

Net deferred tax assets	(412)	(399)
Net deferred tax liabilities	79,674	71,549

(*) Includes $82 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of December 31, 2020, the Company and some subsidiaries have a cumulative Tax carryforward of approximately $45,866, that calculated considering statutory income tax rate, represent a deferred tax asset of approximately $11,467.

The detail of the maturities of estimated tax carryforward is disclosed:

Company	Tax carryforward generation year	Tax carryforward amount as of 12.31.2020	Tax carryforward expiration year
Inter Radios	2017	3	2022
Inter Radios	2018	2	2023
Telemás (*)	2019	448	2024
Micro Sistemas	2020	20	2025
Telecom Argentina	2018	21,368	2023
Telecom Argentina	2019	19,275	2024
Telecom Argentina	2020	4,750	2025
		45,866

(*) This company is consolidated in the financial statements of Adesol.

TELECOM ARGENTINA S.A.

Income tax (expense) benefit differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2020	2019	2018
	Profit (loss)
Pre-tax income	3,147	13,997	5,651
Non-taxable items – (Earnings) losses from associates	(496)	255	(494)
Non-taxable items – Costs valuation differences of foreign investments	(6,570)	(14,353)	-
Non-taxable items – Other	(1,501)	(1,081)	(580)
Restatement in current currency of Equity, goodwill and other	62,187	99,307	75,459
Subtotal	56,767	98,125	80,036
Weighted statutory income tax rate	24.59%	26.14%	25.37%
Income tax expense at weighted statutory tax rate	(13,958)	(25,655)	(20,303)
Deferred tax liability restatement in current currency and other	20,698	27,023	26,287
Income tax inflation adjustment	(14,842)	(20,685)	-
Actions for recourse	12	71	92
Income tax on cash dividends of foreign companies	(161)	(44)	(133)
Income tax (expense) benefit	(8,251)	(19,290)	5,943

Current tax expense	(241)	(218)	-
Deferred tax (expense) benefit	(8,010)	(19,072)	5,943
Income tax (expense) benefit	(8,251)	(19,290)	5,943

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

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011. 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, Telecom Argentina filed during 2015 to 2020 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011, 2012, 2013, 2014 and 2015 for a total amount of approximately $1,261 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

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

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $882 as of December 31, 2020. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood of certain variables according to the jurisprudential antecedents known as of the date of these consolidated financial statements. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to, at least annually, remeasure the tax credit recorded.

TELECOM ARGENTINA S.A.

NOTE 16 –TAXES PAYABLES

	As of December 31,
Current	2020	2019
Income tax (*)	66	48
Other national taxes	2,887	3,491
Provincial taxes	407	409
Municipal taxes	379	562
	3,739	4,510
Non- current
Provincial taxes	5	19
	5	19
Total taxes payables	3,744	4,529

(*) The breakdown is as follows:

	As of December 31,
	2020	2019
Núcleo	56	8
Adesol	7	38
AVC Continente Audiovisual	2	1
Cable Imagen	1	1
	(a) 66	48

(a)	Includes $9 corresponding to currency translation adjustments of initial foreign subsidiaries balances.

NOTE 17 – LEASES LIABILITIES

	As of December 31,
Current	2020	2019
Argentina	3,068	3,194
Abroad	268	399
	3,336	3,593
Non- current
Argentina	6,119	4,107
Abroad	847	892
	6,966	4,999
Total lease liabilities	10,302	8,592

NOTE 18 – OTHER LIABILITIES

	As of December 31,
Current	2020	2019
Deferred revenues on prepaid credit	1,112	967
Deferred revenues on connection fees and international capacity leases	409	423
Deferred revenues on construction projects	-	50
Customer loyalty programs	4	391
Compensation for directors and members of the Supervisory Committee	14	105
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.c)	3	3
Other	520	313
	2,062	2,252
Non-current
Deferred revenues on connection fees and international capacity leases	400	517
Pension benefits (Note 3.m)	422	446
Mobile customer loyalty programs	-	641
Other	334	467
	1,156	2,071
Total other liabilities	3,218	4,323

Movements in the pension benefits are as follows:

	Years ended December 31,
	2020	2019
At the beginning of the year	446	512
Service cost (*)	36	39
Interest cost (**)	236	182
Actuarial results (***)	(135)	(64)
Uses (****)	(161)	(223)
At the end of the year	422	446

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Other Financial expenses, net.

(***) Included in Other comprehensive income.

(****) Include RECPAM and ($1) and ($2) paid as of December 31, 2020 and 2019, respectively.

TELECOM ARGENTINA S.A.

NOTE 19 – PROVISIONS

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

Provisions consist of the following:

	Balances as of December 31, 2019	Additions			Decreases (iii)	Balances as of December 31, 2020
		Capital (i)	Interest (ii)	Reclassifica-tions
Current
Provisions	1,622	2,299	-	1,093	(3,397)	1,617
Total current provisions	1,622	2,299	-	1,093	(3,397)	1,617
Non- Current
Provisions	5,440	711	672	(1,093)	(1,250)	4,480
Asset retirement obligations	861	2,261	244	-	(384)	2,982
Total non-current provisions	6,301	2,972	916	(1,093)	(1,634)	7,462

Total provisions	7,923	5,271	916	-	(iv) (5,031)	9,079

(i)	$3,003 charged to Other operating expenses, $2,261 charged to Rights of use assets and $7 charged to Other comprehensive income.
(ii)	Charged to finance costs, net - Other interests, net and other investments results.
(iii)	Includes RECPAM.
(iv)	Includes ($3,014) of provisions payments and ($113) reclassified to other receivables.

	Balances as of December 31, 2018	Additions			Decreases (iii)	Balances as of December 31, 2019
		Capital (i)	Interest (ii)	Reclassifica-tions
Current
Provisions	1,557	321	-	1,374	(1,630)	1,622
Total current provisions	1,557	321	-	1,374	(1,630)	1,622
Non- Current
Provisions	6,224	1,599	2,157	(1,374)	(3,166)	5,440
Asset retirement obligations	1,039	75	259	-	(512)	861
Total non-current provisions	7,263	1,674	2,416	(1,374)	(3,678)	6,301

Total provisions	8,820	1,995	2,416	-	(viii) (5,308)	7,923

(i)	$1,751 charged to Other operating expenses, $75 charged to Rights of use assets, $176 reclassified from accounts payable and ($7) charged to Other comprehensive income.
(ii)	Charged to finance costs, net - Other interests, net and other investments results.
(iii)	Includes RECPAM.
(iv)	Includes ($1,362) of provisions payments.

1.	Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which the Company, based on the advice of its legal counsel and the judicial background for each claim, has recorded provisions, that considered enough:

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

After the Argentine Supreme Court of Justice’s ruling and until the date of these consolidated financial statements, two chambers of the Civil and Commercial Federal Proceedings Court have issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically –as of the time of each balance sheet- but limited to five years; and Chamber III ruled, by a majority of votes, that the statute of limitations must not be applied periodically, but that instead, was exceeded ten years after the issuance of Decree No. 395/92.

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

TELECOM ARGENTINA S.A.

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

In December 2017, the Court of First Instance dismissed the claim on the grounds that the claimant lacks of active legitimization because it is an individual claim, not a collective one. The claimant filed an appeal, which is pending before Chamber 7 of the Court of Appeals. In June 2019, the Court of Appeals revoked the decision rendered by the Court of First Instance and ordered that the file be submitted to the Court of First Instance for the initiation of discovery proceedings.

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

b)    Former sales representative claims of Personal and Nextel

Former sales representatives of Personal and Nextel have brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items such as commission differences, value of the customers’ portfolio and lost profit, among other matters. The Company´s Management believes, based on the advice of its legal counsel, that certain items included in the claims would not be sustained while other items, if sustained, would result in lower amounts than those claimed. As of the date of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

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

On March 3, 2021, the “Sanctions Regime applicable to ICT Services” was approved through ENACOM Resolution No. 221/21. The mentioned Resolution, among others, provides: (i) the penalty reference unit as the PBU-SBT value effective as of the date of payment, (ii) a maximum penalty equivalent to 50,000 PBU-SBT and a minimum penalty equivalent to 50 PBU-SBT, (iii) the publication of the penalties imposed in media and/or institutional website; and (iv) the possibility of imposing daily penalties for every day of non-compliance. As of the date of these consolidated financial statements, the Company is analyzing the impact of this new regulation.

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

In December 2018, Task Solutions was declared bankrupt.

The Company’s Management, with the advice of its legal counsel, believes that it has strong arguments for its defense.

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

TELECOM ARGENTINA S.A.

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

The difference resulting since October 2016, from both sets of liquidation criteria is of approximately $717 plus interest as of December 31, 2019.

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

Through Resolution ENACOM No. 4,266/19 issued on October 8, 2019, the basis for calculating the Radio-electric Spectrum Fees corresponding to the Mobile Communications Services (SRMC, STM, PCS and SCMA) was modified based on the Affidavits that expires after the date of issuance of the Resolution. Such modification represents a reduction in the applicable rate for payment of DER for these services.

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

Personal dismissed the claim with emphasis on the regulatory framework that explicitly endorses its practices, now challenged by the plaintiff in disregard of such regulations.

This claim is at a preliminary stage as of the date of these consolidated financial statements. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and AMX Argentina S.A. So, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

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

The settlement agreement reached by the parties to put an end to the lawsuit was confirmed on October 8, 2020.

TELECOM ARGENTINA S.A.

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

This claim is substantially similar to other claims made by the consumer association (Proconsumer) where collective representation of customers is also invoked. As of the date of these consolidated financial statements, this claim with undetermined amounts is at preliminary stage since the demand notifications of everyone involved have not yet been finalized.

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

By virtue of that communication, some companies required and obtained preliminary injunctions against Personal, in order to avoid the decision of not renewing the agreements, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship. As of the date of these consolidated financial statements, there are no preliminary injunctions in force.

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

In July 2019, ENACOM provided through Resolution No. 2019-2540-APN-ENACOM#JGM to terminate Resolution No. 1,122/17 of the Register of the National Communications Entity and Resolution No. 184-SC / 1997.

f.      “Asociación por la Defensa de Usuarios y Consumidores against/Telecom Personal S.A.” claim

In 2008 the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for undetermined amounts, claiming the billing of calls to the automatic answering machine and the collection system called "send to end" in collective representation of an undetermined number of Personal customers. The claim is currently about to render judgment.

In 2015 the Company took knowledge of an adverse court ruling in a similar trial, promoted by the same consumer’s association against other mobile operator. Currently it is pending of judgment.

The Company's Management, with the advice of its legal counsel, believes that it has strong arguments for its defense. However, the outcome of this claim cannot be ensured.

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

TELECOM ARGENTINA S.A.

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

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by “ATVC. The preliminary injunction ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

TELECOM ARGENTINA S.A.

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

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government filed an extraordinary appeal, which was granted on March 1, 2021. The Company, with the assistance of its legal advisors, is analyzing the potential impacts related to this new appeal.

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

TELECOM ARGENTINA S.A.

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

Nowadays, the legal proceeding is at discovery phase.

The Company’s Management with the assistance of its external advisor believes that they have strong legal arguments for claiming and are evaluating the actions to be followed for recovering the investments and expenses made.

It is worth mentioning that, for the purpose to comply with accounting standards, the Company has recorded an allowance arising from the uncertainties related to the recoverable value of assets related to the AFA Plus Project and in no way involves giving up or limiting its rights as a genuine creditor for the AFA Plus Project agreement entered into with AFA.

TELECOM ARGENTINA S.A.

NOTE 20 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments amounting in the aggregate to approximately $62,269 as of December 31, 2020 (of which $21,365 corresponds to PP&E commitments).

NOTE 21 – EQUITY

Equity includes:

	As of December 31,
	2020	2019
Equity attributable to Controlling Company	382,456	415,335
Equity attributable to non-controlling interest	6,399	6,492
Total equity (*)	388,855	421,827

(*) Additional information is given in the consolidated statements of changes in equity.

(a)	Capital Stock

As of December 31, 2020 and 2019, the total capital stock of Telecom Argentina amounted to $2,153,688,011 Argentine pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 28, 2020 decided, among other issues, the following:

(a)   To approve the Board of Directors’ proposal expressed in current currency of March 31, 2020 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, consisting of the following absorption of the $6,633,713,897 Argentine pesos negative Retained earnings as of December 31, 2019 ($8,378 in current currency as of December 31, 2020): (i) $1,931,029,240 Argentine pesos ($2,439 in current currency as of December 31, 2020) from the “Voluntary Reserve for capital investments”; (ii) $4,702,684,657 Argentine pesos ($5,939 in current currency as of December 31, 2020) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency”; and (iii) $10,887,950,778 Argentine pesos ($13,751 in current currency as of December 31, 2020) to be reclassified from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to “Contributed surplus”;

(b)	To approve the reversal of the “Voluntary Reserve for capital investments” ($3,541,443,368 Argentine pesos expressed in current currency of April 30, 2020 using the National Consumer Price Index -National CPI- published at such date and $4,473 in current currency as of December 31, 2020), increasing the “Voluntary reserve for future dividends payments” in such amount.

(c)	Share Ownership Plan

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

TELECOM ARGENTINA S.A.

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

With the injunction measure issued in the case Garcías de Vicchi having been revoked, the Board of Directors of the Company convened the Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” shares, that were held on December 15, 2011, and approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. As of December 31, 2020, 4,486,540 Class “C” shares were converted into Class "B” shares in 13 tranches.

As of the date of these consolidated financial statements, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

(d)	Capital Market Act - Law No. 26,831 and amendments

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

On December 28, 2018, CNV General Resolution No. 779/18 was published in the Official Gazette, pursuant to which the regulatory framework applicable to the Public Tender Offers is regulated.

(e)	Acquisition of Treasury Shares

On May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency.

According to the mentioned Program, the Company acquired, between May 28, 2013 and November 5, 2013, 15,221, 373 treasury shares.

Pursuant to Section 67 of Law No. 26,831, the Company should sell its treasury shares within three years of the date of acquisition, although the Company´s Shareholders’ Meetings provides an extension. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions applied to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

The Company’s Shareholders’ Meeting held on April 29, 2016 approved a three-year extension to the term established in Section 67 of Law No. 26,831 for the disposal of the treasury shares.

Pursuant to Section 67 of the Capital Markets Law No. 26,831, between May 28, 2019 and November 5, 2019, Telecom Argentina reduced its capital stock in three tranches by the operation of law for a total nominal value of $15,221,373, through the total cancellation of 15,221,373 Class “B” ordinary shares with nominal value of $1 Argentine peso each and entitled to 1 vote per share, held as treasury shares.

TELECOM ARGENTINA S.A.

All tranches of capital reduction were opportunely registered in the IGJ.

As a consequence of the capital reductions mentioned in the previous paragraphs, the Company recognized in 2019 a decrease in its treasury shares of $15, a decrease in the Inflation Adjustment of $1,034 and a decrease in the Treasury Shares Acquisition Cost of $3,759, with an offsetting entry in Retained earnings of $2,440.

As of the date of these consolidated financial statements, the Company does not hold treasury shares.

(f)	Law No. 27,260 of “Historical Repair to Retired and Pensioned”

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

(g)	Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

On July 28, 2016, Decree No. 894/16 was published in the Official Gazette, providing that in those corporations which shares are part of the Sustainability Guarantee Fund of the Argentine Pension Integrated System’ portfolio, the corporate, political and economic rights corresponding to such shares shall not be exercised by the Secretary of Economic Politics and Development Planning, but shall instead be exercised by the Federal Management of Social Security (“ANSES”).

NOTE 22 – FINANCIAL INSTRUMENTS

a)    Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2020 and 2019, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
As of December 31, 2020	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents	8,191	10,336	-	18,527
Investments	171	6,496	-	6,667
Trade receivables	19,015	-	-	19,015
Other receivables (1)	1,475	2	-	1,477
Total	28,852	16,834	-	45,686
Liabilities
Trade payables	41,806	-	-	41,806
Financial debt	199,673	170	357	200,200
Salaries and social security payables	15,176	-	-	15,176
Leases liabilities	10,302	-	-	10,302
Other liabilities (1)	475	-	-	475
Total	267,432	170	357	267,959

(1) Only includes financial assets and liabilities according to the scope of IFRS 7.

TELECOM ARGENTINA S.A.

		Fair value
As of December 31, 2019	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents	3,296	31,531	-	34,827
Investments	1,452	491	-	1,943
Trade receivables	23,208	-	-	23,208
Other receivables (2)	1,918	222	-	2,140
Total	29,874	32,244	-	62,118
Liabilities
Trade payables	46,721	-	-	46,721
Financial debt	206,418	329	181	206,928
Salaries and social security payables	14,705	-	-	14,705
Leases liabilities	8,592	-	-	8,592
Other liabilities (2)	396	-	-	396
Total	276,832	329	181	277,342

(2) Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category – Year 2020

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	9,300	1,306
Financial liabilities at amortized cost	(30,250)	(18,388)
Financial assets at fair value through profit or loss	351	388
Financial liabilities at amortized cost through profit or loss	(1,486)	-
Total	(22,085)	(16,694)

Gains and losses by category – Year 2019

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	10,103	890
Financial liabilities at amortized cost	(27,021)	(18,653)
Financial assets at fair value through profit or loss	3,540	1,315
Financial liabilities at fair value through profit or loss	(1,620)	-
Total	(14,998)	(16,448)

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

Financial assets and liabilities recognized at fair value as of December 31, 2020 and 2019, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These investments are included in Cash and cash equivalents and Investments. Telecom and its subsidiaries have other short-term investments amounting to $8,797 and $31,531 as of December 31, 2020 and 2019, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore, its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” in the consolidated statement of financial position. As of December 31, 2020 and 2019 Telecom and its subsidiaries have Government bonds in an amount of $6,593 and $404, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates and interest rates swap): The fair value of Telecom’s and its subsidiaries NDF contracts, disclosed in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina. According to this, the derivative financial instruments’ valuation was classified as Level 2.

TELECOM ARGENTINA S.A.

During the years ended December 31, 2020 and 2019, there were no transfers between Levels of the fair value hierarchy.

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

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2020 and 2019 are as follows:

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

Current and non-current Investments valued at amortized cost

As of December 31, 2020, fair value of such investments amounts to $176 and its carrying value amounts to $171. As of December 31, 2019, fair value of such investments amounted to $1,443 and its carrying value amounted to $1,452.

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

Financial Debt

As of December 31, 2020, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	95,297	88,290
Other financial debts	104,903	98,403
	200,200	186,693

As of December 31, 2019, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	72,938	71,339
Other financial debts	133,990	132,054
	206,928	203,393

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

During years 2019 and 2020

•	LIBOR Hedges

During year ended December 31, 2017, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million and from the IIC loan amounting to US$100 million. The mentioned agreements hedge a total amount of US$440 million. Such NDF allow fixing the variable rate in a range between 2.085% and 2.4525% nominal annual rate.

As of December 31, 2018, Telecom recognized gains of $13 related to those contracts, that are included in Debt financial expenses – Interests on financial debt.

As of December 31, 2019, Telecom recognized a liability of $189, which is included in other Financial Debt ($170 current and $19 non-current). Additionally, during the year ended December 31, 2019, Telecom recognizes gains of $82 related to those contracts, that are included in Debt financial expenses – Interests on financial debt.

As of December 31, 2020, Telecom recognized a liability of $461, which is included in other Financial Debt ($450 current and $11 non-current). Additionally, during the year ended December 31, 2020, Telecom recognizes a loss of $293 related to those contracts, that are included in Debt financial expenses – Interests on financial debt.

•	Exchange rate Hedges

During year ended December 31, 2018, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate of certain commercial obligations. As of December 31, 2018, Telecom recognized a loss of $319, that are included in Other financial results, net - Other exchange differences.

Also, during year ended December 31, 2018, Telecom recognized gains for $2,338 related to NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio, that are included in Debt financial expenses – Interests on financial debt.

During year ended December 31, 2019, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$499 million fixing the average exchange rate in 52.50 Argentine pesos/US$, expiring between March 2019 and April 2020. During 2019, Telecom recognized gains related to these agreements of $972 that are included in Debt financial expenses – Foreign currency exchange losses on financial debts. As of December 31, 2019, Telecom maintained NDF agreements for a total of US$46.5 million for those that has recognized a receivable of $222, which is included in current Other receivables and a liability of $321 which is included in current Financial Debt.

During year ended December 31, 2020, Telecom Argentina entered into several NDF agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$477 million fixing the average exchange rate in 87.54 Argentine pesos/US$, expiring between February 2020 and February 2021. During 2020, Telecom recognized a loss related to these agreements of $1,523 that are included Debt financial expenses – Foreign currency exchange losses on financial debts. As of December 31, 2020, Telecom maintained NDF agreements for a total of US$117 million for those that has recognized a receivable of $2, which is included in current Other receivables and a liability of $66 which is included in current Financial Debt.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of December 31, 2020 and 2019 is as follows:

	As of December 31, 2020
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	19,902	1,567	(42,693)	(565)
Offsetting	(887)	(90)	887	90
Current and noncurrent assets (liabilities) – Booked value	19,015	1,477	(41,806)	(475)

	As of December 31, 2019
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and noncurrent assets (liabilities) - Gross value	23,426	2,209	(46,939)	(465)
Offsetting	(218)	(69)	218	69
Current and noncurrent assets (liabilities) – Booked value	23,208	2,140	(46,721)	(396)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries applies regularly). Offsetting is also applied to transactions with agents.

NOTE 23 – REVENUES

	Years ended December 31,
	2020	2019	2018
Mobile Services	113,348	111,901	121,003
Internet Services	64,233	71,677	79,045
Cable Television Services	59,582	67,262	75,538
Fixed and Data Services	45,597	51,137	48,482
Other services revenues	1,234	1,053	1,000
Subtotal Services revenues	283,994	303,030	325,068
Equipment revenues	17,602	19,656	26,880
Total Revenues	301,596	322,686	351,948

NOTE 24 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $281,302, $301,183 and $307,427 for the years ended December 31, 2020, 2019 and 2018, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2020	2019	2018
Employee benefit expenses and severance payments	Profit (loss)
Salaries, Social security expenses and benefits	(54,388)	(54,831)	(55,986)
Severance indemnities	(2,485)	(7,015)	(4,761)
Other employee expenses	(1,603)	(1,502)	(1,569)
	(58,476)	(63,348)	(62,316)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(18,824)	(21,182)	(18,488)
Fees for services	(14,055)	(14,865)	(15,977)
Directors and Supervisory Committee’s fees	(133)	(176)	(207)
	(33,012)	(36,223)	(34,672)
Taxes and fees with the Regulatory Authority
Turnover tax	(10,929)	(11,625)	(15,417)
Municipal taxes	(3,132)	(3,344)	(3,793)
Other taxes and fees	(8,959)	(10,060)	(9,292)
	(23,020)	(25,029)	(28,502)

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2020	2019	2018
Cost of equipment and handsets	Profit (loss)
Inventory balance at the beginning of the year	(4,690)	(6,011)	(396)
Plus:
Incorporation by merger	-	-	(5,737)
Purchases	(11,734)	(14,263)	(20,123)
Other	1,316	950	-
Less:
Inventory balance at the end of the year	3,976	4,690	6,011
	(11,132)	(14,634)	(20,245)
Other operating expenses
Provisions	(3,003)	(1,751)	(2,626)
Rentals and internet capacity	(2,002)	(2,712)	(6,955)
Energy, water and other services	(5,420)	(6,683)	(6,157)
Other	(3,163)	(4,066)	(4,525)
	(13,588)	(15,212)	(20,263)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(65,711)	(63,955)	(57,815)
Amortization of intangible assets	(10,637)	(11,257)	(11,138)
Amortization of Rights of use assets	(5,870)	(4,736)	(204)
Impairment of fixed assets	(376)	(3,491)	(4,378)
	(82,594)	(83,439)	(73,535)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Commercialization costs	Administration costs	Total 12.31.2020	Total 12.31.2019	Total 12.31.2018
Employee benefit expenses and severance payments	(33,214)	(9,511)	(15,751)	(58,476)	(63,348)	(62,316)
Interconnection costs and other telecommunication charges	(11,254)	-	-	(11,254)	(10,238)	(11,572)
Fees for services, maintenance, materials and supplies	(15,181)	(8,076)	(9,755)	(33,012)	(36,223)	(34,672)
Taxes and fees with the Regulatory Authority	(22,770)	(74)	(176)	(23,020)	(25,029)	(28,502)
Commissions and advertising	-	(3,420)	(13,832)	(17,252)	(19,893)	(23,477)
Cost of equipment and handsets	(11,132)	-	-	(11,132)	(14,634)	(20,245)
Programming and content costs	(20,169)	-	-	(20,169)	(24,548)	(25,458)
Bad debt expenses	-	-	(10,805)	(10,805)	(8,619)	(7,387)
Other operating expenses	(7,903)	(1,179)	(4,506)	(13,588)	(15,212)	(20,263)
Depreciation, amortization and impairment of fixed assets	(66,445)	(8,798)	(7,351)	(82,594)	(83,439)	(73,535)
Total as of 12.31.2020	(188,068)	(31,058)	(62,176)	(281,302)	-	-
Total as of 12.31.2019	(205,716)	(26,401)	(69,066)	-	(301,183)	-
Total as of 12.31.2018	(209,834)	(25,567)	(72,026)	-	-	(307,427)

Operating leases

Future minimum lease payments of non-cancellable operating lease agreements of Telecom and its subsidiaries as of December 31, 2020, 2019 and 2018 in current currency on the transaction date are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2018	2,388	3,112	652	6,152
2019	592	180	43	815
2020	226	96	2	324

Further information is provided in Note 3.j) to these consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 25 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2020	2019	2018
	Profit (loss)
Interests on financial debt (*)	(14,368)	(14,628)	(9,115)
Foreign currency exchange losses on financial debts (**)	(6,886)	(8,049)	(62,035)
Financial debt renegotiation results	(3,444)	-	-
Total Debt financial expenses	(24,698)	(22,677)	(71,150)
Gains (losses) on operations with notes and bonds (***)	993	(50)	1,634
Risk of doubtful government bonds results	(58)	(3,497)	-
Other exchange differences	4,937	9,937	2,937
Other interests, net and other investments results	(1,355)	1,453	2,710
Other taxes and bank expenses	(2,730)	(2,960)	(3,447)
Financial expenses on pension benefits	(236)	(182)	(151)
Financial discounts on assets, debts and others	(94)	380	32
RECPAM	5,598	10,345	28,071
Total other financial results, net	7,055	15,426	31,786
Total financial results, net	(17,643)	(7,251)	(39,364)

(*) Includes ($293), $82 and $13 corresponding to net (loss) gains generated by NDF in the years ended December 31, 2020, 2019 and 2018, respectively.

(**) Includes ($1,523), $972 and $2,338 corresponding to net (loss) gains generated by NDF in the years ended December 31, 2020, 2019 and 2018, respectively.

(***) Includes $666 corresponding to the result related to the decrease in financial assets at amortized cost in the year ended December 31, 2020.

(****) Includes ($737) and ($693) corresponding to net losses generated by leases liabilities in the years ended December 31, 2020 and 2019, respectively.

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

The financial risk management policies of Telecom are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and/or adjustable by variable interest rates. For more information, see Note 22 to these consolidated financial statements.

Additionally, Telecom and its subsidiaries have cash and cash equivalents and investments mostly denominated in foreign currency that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency.

TELECOM ARGENTINA S.A.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2020 and 2019, are the following:

	2020	2019
	In equivalent millions of Argentine pesos
Assets	20,644	42,816
Liabilities	(206,279)	(230,242)
Liabilities Net	(185,635)	(187,426)

In order to reduce this net position in foreign currency Telecom has NDF as of December 31, 2020 amounting to US$117 million, therefore, the net liability not hedged amounts to US$2,088 million as of that date.

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2020, which is a not hedged net liability position in foreign currency of US$2,088 million, Management estimates that a variation in the U.S. dollar exchange rate of approximately 10%, plus or minus, would result in a variation of approximately $17,571 of the consolidated amounts of foreign currency position.

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

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in Argentine pesos accruing interest at rates that are reset at maturity, notes at fixed rates and bank loans and with other financial entities denominated in Argentine pesos, U.S. dollar and Guaraníes that bear interest at fixed and variable rates. For further information, see Note 13 to these consolidated financial statemnets.

The Company has financial debts at variable rate, which amounts approximately to $100,366 as of December 31, 2020. In order to reduce the effect of changes in interest rates, Telecom has NDF that amounts to $18,513 as of December 31, 2020, that convert variable rates into fixed rates. Therefore, the net financial debt not hedged amounts to $81,853 as of December 31, 2020. Management believes that any variation of 100 bps in the agreed interest rates would become in a following result of $819.

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

Date due	Cash and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	-	-	9,657	21	9,678
Total not due	18,527	6,667	9,358	1,456	36,008
Total as of December 31, 2020	18,527	6,667	19,015	1,477	45,686

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $9,657 as of December 31, 2020 ($11,272 as of December 31, 2019).

TELECOM ARGENTINA S.A.

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

Telecom and its subsidiaries’ working capital breakdown and their main variations are disclosed below:

	2020	2019	Variation
Trade receivables	18,956	23,096	(4,140)
Other receivables (not considering financial NDF)	5,514	6,027	(513)
Inventories	3,722	4,373	(651)
Current liabilities (not considering financial debt)	(64,448)	(69,025)	4,577
Operative working capital	(36,256)	(35,529)	(727)
Over revenues	12.0%	11.0%

Cash and cash equivalents	18,527	34,827	(16,300)
Financial NDF	2	222	(220)
Investments	6,542	584	5,958
Current financial debt	(41,602)	(48,031)	6,429
Net Current financial (liability) asset	(16,531)	(12,398)	(4,133)

Negative operating working capital (current assets – current liabilities)	(52,787)	(47,927)	(4,860)
Liquidity rate	0.50	0.59	(0.09)

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative operating working capital amounted to $52,787 as of December 31, 2020 (increasing $4,860 vs. December 31, 2019).

During years ended December 31, 2020 and 2019, Telecom continued obtaining funds from the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts.

Telecom has an excellent credit rating and has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs. For further information on bank loans agreements, bank loans payments and bank loans restructured, see Note 13 to these consolidated financial statements.

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

Telecom maintains a liquidity policy that includes cash through its normal course of business. Telecom and its subsidiaries have consolidated cash and cash equivalents amounting to $18,527 (equivalent to US$220 million) as of December 31, 2020 (as of December 31, 2019 amounted to US$429 million). Telecom has bank credits and a program of Notes (See Note 13) that allow to finance its short-term obligations and an investment plan in addition to the operative cash flow for the next years.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Financial Debt	Salaries and social security payables	Leases liabilities	Other liabilities	Total
Due	2,816	-	-	-	-	2,816
January 2021 thru December 2021	36,542	44,774	14,358	3,595	423	99,692
January 2022 thru December 2022	1,774	53,313	407	2,393	52	57,939
January 2023 thru December 2023	398	53,424	270	1,735	-	55,827
January 2024 and thereafter	276	88,847	259	3,614	-	92,996
	41,806	240,358	15,294	11,337	475	309,270

TELECOM ARGENTINA S.A.

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

On January 1, 2018, Cablevisión was merged with and into Telecom Argentina (surviving entity), which was approved by the CNV (and registered in the IGJ under No. 16,345, Book 91, Tome “Corporations”). Since such date, CVH is the controlling company of Telecom, holding directly and indirectly 28.16% of the total capital stock of the Company as of December 31, 2020. Additionally, and as mentioned below, both VLG S.A.U. and Fintech Telecom, LLC, contributed to the Voting Trust (see below), shares representing 10.92% of the total capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

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

TELECOM ARGENTINA S.A.

Public Tender Offer due to change of control

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer due to a change of control (“PTO”) for all Class B Shares issued by Telecom Argentina listed on BYMA (including outstanding Class C Shares of Telecom Argentina that might be converted into Class B Shares before the expiration deadline) (the “PTO Shares”) at a price of $110.85 Argentine pesos per PTO Share (previously deducting the items detailed in the OPA announcement).

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine pesos at the foreign exchange rate in effect on the business day immediate prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and initiated the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” (File. No. 7998/18) in the Federal Civil and Commercial Court No. 3. On November 1, 2018, the Federal Civil and Commercial Court No. 3 confirmed a preliminary injunction obtained by CVH and ordered the CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO promoted by CVH on June 21, 2018.

On June 10, 2019 CVH informed Telecom that on such date CVH was served with notice of a preliminary injunction rendered on May 9, 2019 in the case “Burgueño Daniel v. Executive Branch - CNV on (Autonomous) Preliminary Injunction” (File No. 89537/18) pending before the Court of Appeals on Administrative Litigation Matters No. 1, Secretariat No. 1, suspending the process relating to the PTO, until the CNV resolves on the applicability of Resolution No. 779/18 or the expiration of the term contemplated in section 5 of Law No. 26,854 governing injunctions. This preliminary injunction was extended by several succeeding court decisions, being the last one the court decision rendered on May 15, 2020, which extended the mentioned preliminary injunction for six months.

On July 6, 2020 CVH informed Telecom that on such date CVH was served with notice of a decision rendered on July 3, 2020 by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño Daniel v. Executive Branch - CNV on (Autonomous) Preliminary Injunction” (File No. 89537/18), whereby said Court decided to interrupt the judicial recess period only to consider the appeal filed by the CNV on May 26, 2020, dismiss such appeal and, consequently, confirm the extension of the preliminary injunction granted thereunder.

On the other hand, on July 19, 2019, CVH was served with notice of a resolution rendered on the same date by the Chamber I of the Federal Civil and Commercial Court of Appeals in re “Cablevisión Holding S.A. v. Argentine Securities Commission on Injunctions” (File No. 7998/18), lifting the preliminary injunction granted to CVH whereby the CNV was ordered to abstain from issuing any decision with respect to the authorization of the PTO. The resolution also provided that an appeal by CVH to CNV’s decision with respect to the PTO would have a suspensive effect. CVH filed a federal extraordinary proceeding against the Federal Civil and Commercial Court of Appeal’s decision, which was dismissed on December 26, 2019. However, as explained above, the PTO remained at the time subject to the preliminary injunction obtained by a shareholder of CVH – Daniel Burgueño – in the separate legal proceedings mentioned in the previous paragraphs.

On November 26, 2019, CVH was served with a notice of a proceeding initiated by a shareholder of CVH, Mr. Daniel Burgueño, in re “Burgueño, Daniel Fernando v. EN-CNV s/ Proceso de Conocimiento” (File No. 33763/19), pending before the National First Instance Court on Federal Administrative Litigation Matters No. 1, Secretariat No. 1. Mr. Burgueño seeks the court to rule that CVH is not required to conduct the PTO as a result of the change of control in Telecom in light of paragraph k) of Section 32 of Resolution CNV No. 779/18, regulating Law No. 26,831 (as amended by Law No. 27,440).

On December 27, 2019, CVH informed Telecom that on such date CVH was served with notice of the first instance court’s decision in re “Burgueño, Daniel Fernando v. EN-CNV s/ Proceso de Conocimiento” (File No. 33763/19) ruling in favor of the complaint brought by Mr. Burgueño, confirming that CVH’s does not have the obligation to conduct the PTO according to Resolution CNV No. 779/18, specifically Section 32, paragraph k), and ordering the CNV to deem the proceedings initiated in connection with the PTO concluded, and also ordered CVH to cease with the PTO.

On September 8, 2020 CVH informed Telecom that on such date CVH was served with notice of a decision rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19), rejecting the appeal filed by the CNV of the decision rendered by the court of first instance mentioned in the prior paragraph.

TELECOM ARGENTINA S.A.

Finally, on October 29, 2020, CVH informed Telecom that on such date CVH was served with notice of the judgment of Chamber V of the Federal Court of Appeals on Administrative Litigation Matters issued in re “Burgueño Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19) dismissing the extraordinary appeal filed by the CNV against the first instance judgment rendered on September 8, 2020 mentioned in the prior paragraph.

As of the date of these consolidated financial statements, the decision rendered by Chamber V of Federal Court of Appeals on Administrative Litigation Matters issued on September 8, 2020 in re “Burgueño Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19) is not final, since the CNV can still initiate further appeal directly before the Supreme Court of Justice.

b)	Related Parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	As of December 31,
Trade receivables	2020	2019
Ver TV	2	-
	2	-
Other receivables
La Capital Cable	105	49
TSMA	3	30
Ver TV	10	78
	118	157
CURRENT LIABILITIES
Other liabilities
Televisora Privada del Oeste S.A.	3	3
	3	3

•	Related parties

CURRENT ASSETS	As of December 31,
Trade receivables	2020	2019
Other Related parties	163	186
	163	186
Other receivables
Other related parties	32	-
	32	-
CURRENT LIABILITIES
Trade payables
Other Related parties	913	1,200
	913	1,200

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Years ended December 31,
		2020	2019	2018
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	44	68	101
Ver TV	Services revenues	1	-	-
		45	68	101
		Operating costs
La Capital Cable	Fees for services	(53)	(53)	(50)
		(53)	(53)	(50)
		Financial results
Ver TV	Interests	33	-	-
La Capital Cable	Interests	15	-	-
		48	-	-

•	Related Parties

	Transaction	Years ended December 31,
		2020	2019	2018
		Profit (loss)
		Revenues
Other Related parties.	Services and advertising revenues	212	225	260
		212	225	260
		Operating costs
Other Related parties	Programming costs	(3,178)	(3,320)	(3,374)
Other Related parties	Editing and distribution of magazines	(751)	(946)	(1,168)
Other Related parties	Advisory services	(481)	(457)	(493)
Other Related parties	Advertising purchases	(495)	(636)	(837)
Other Related parties	Other purchases and commissions	(153)	(117)	(229)
		(5,058)	(5,476)	(6,101)

TELECOM ARGENTINA S.A.

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)	Key Managers

Compensation for Directors and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom Argentina for the years ended December 31, 2020, 2019 and 2018 amounted to $1,454, $800 and $324, respectively (in current currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2020, an amount of $1,132 remained unpaid.

Telecom Argentina has recorded a provision of $86, $110 and $83 for the fees of its Board of Directors’ members for the year ended December 31, 2020, 2019 and 2018, respectively (in current currency of the transaction date).

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

Afterwards, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of section 10 of the Company´s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new notification procedures to calls for such Meetings.

As of the date of this consolidated financial statements, the registration of both amendments in the IGJ is still pending.

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

NOTE 29 – IMPACT OF CORONAVIRUS IN TELECOM

By the end of December 2019, the World Health Organization (WHO) received a report of pneumonia cases originated in Wuhan, Province of Hubei, China. The report was related to the outbreak of a new virus called Coronavirus (“Covid-19”), which soon spread to several provinces of China and then to other countries. The outbreak and spread of Covid-19 generated several consequences on businesses and economic activities at a global level.

Given the extent of the Covid-19 spread, several governments in the world have implemented drastic measures to restrict the movement of the population and to content the spread, including, among other things, controls at airports and other transport hubs, suspension of visas, border closure and the ban to travel to and from certain parts of the world, closure of public and private institutions, suspension of sports events, restrictions on museums and tourist attractions, extension of vacations, and finally, the mandatory isolation of the population together with the suspension of non-essential commercial activities with a high degree of compliance. On March 11, 2020, the WHO declared Covid-19 a global pandemic.

In Argentina, the National Government set-forth several measures intended to reduce the movement of the population and imposed the Mandatory and Preventive Social Isolation from March 20, 2020, which only allowed the movement of individuals involved in the provision/production of essential services and products, among them, the provision of telecommunication, fixed and mobile Internet and digital services. Such isolation has been modified and extended through different stages and geographical regions and will be extended as deemed necessary according to the epidemiological situation of each city.

TELECOM ARGENTINA S.A.

On November 9, 2020, the National Government ordered the Mandatory and Preventive Social Distancing for all persons who reside or transit in urban centers and in districts and departments of the Argentine provinces that do not have a sustained community transmission of the virus and they positively verify certain epidemiological and sanitary parameters. The locations where these parameters were not met continued with the Mandatory and Preventive Social Isolation. During the effectiveness of the Mandatory and Preventive Social Distancing, several services and activities are still declared “essential” as they had been defined during the effectiveness of the Mandatory and Preventive Social Isolation. The services provided by Telecom fall within this category.

On the other hand, Argentina is one of the countries selected by the WHO that are participating in the “Solidarity Trials” in order to generate rigorous data throughout the world to find the most effective treatments for hospitalized COVID-19 patients and evaluate the efficacy of vaccines. Argentina has also been selected as part of the countries where clinical trials are being conducted for, at least, three of the COVID-19 vaccines, and the Government has announced that another vaccine will be produced in the national territory.

Telecom provides services that are critical for society as it connects people, homes, companies and governments. The infrastructure deployed contributes to providing, through the capacity of fixed and mobile networks, essential services for the coordination of the security forces and the health ecosystem where communications at healthcare centers and new field hospitals have been strengthened and enhanced. Additionally, we have facilitated the communication between students and teachers through virtual educational platforms, so that they have pedagogical continuity through different applications, boosting the access to information for all the population. In the same way, services offered by Telecom allow people to continue being informed and entertained, with content, such as series, movies and recitals, and gaming availability provided through different platforms, which strengthened our customers’ accompaniment.

In economic terms, the services rendered by the Company favor the continuity of the activities of large, medium-and-small sized companies that are still operating, many of them remotely, boosted by online platforms so that sellers and consumers can connect and sustain consumption; cooperate with the productive processes through the implementation of home office as one of the most disruptive tools given its massive and immediate application, contributing to sustaining the economy of the country. Also, services provided by the Company, in this context of isolation, enable people to stay connected with their loved ones, entertain themselves, work and stay informed from their homes.

Due to the investments in infrastructure made over the last years, Telecom has equipment and systems that enable its networks to work efficiently even with the higher use of the fixed and mobile connectivity recorded since the beginning of the Mandatory and Preventive Social Isolation, that is reflected in the 50% increase of Internet services at home, the 70% increase in voice mobile services and 30% increase in mobile data services, considering that mobile and fixed networks complement each other and that customers uses them alternatively, also showing a 75% increase in upstream.

✓	External initiatives implemented by Telecom related to the health emergency

The COVID-19 pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency, reflected in the donation of funds, services, supplies and products and other kind of assistance.

Telecom received a recognition of the NYSE for the social value initiatives implemented as part of its permanent commitment to its community in response to the COVID-19 emergency. The most relevant initiatives were the following:

•	connectivity for field hospitals;
•	discount in the service for more than 500 hospitals and health centers throughout the country, to “Cruz Roja Argentina” (Argentine Red Cross) and “Banco de Alimentos” (Food Bank Foundation);
•	services extension for emergency lines;
•	discount in mobile data services for the use of more than 2,900 educational platforms;
•	discount services for the use of more than 11,000 educational institutions;
•	incorporation of own educational content through the program “Nuestro Lugar” (www.nuestrolugar.com.ar) with e-citizenship proposals for children, families and teachers;
•	increase in pedagogical contents in the Flow entertainment platform, with access to Flow App extended to all the cable television customer base;
•	benefits to enable customers to take further advantage of connection possibilities and access to valuable information and educational and entertainment content;
•	support for the solidarity initiative “Seamos Uno” (Let Us Be One) for the delivery of food and personal care products to families in need, among many other initiatives; and
•	provision of communication tools to transmit health information to citizens, in alliance efforts with municipalities and provincial governments throughout the country.

TELECOM ARGENTINA S.A.

✓	Internal initiatives implemented by Telecom related to the health emergency

The Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain. The main initiatives adopted by the Company comprise:

•	the Crisis Committee, composed of members of top Management, started to perform its duties periodically together with the assessment of sanitary experts, to address the different scenarios that may arise and for quick decision-making;
•	Home office for more than 70% of employees (including those working in commercial areas and call centers), even before to the Mandatory and Preventive Social Isolation pronouncement, with virtual private network access so that they can work with the same tools and security levels they have in their working places at our offices. Therefore, working teams are provided with web and mobile applications for (i) administrative and human resources tasks, (ii) access to e-learning training and (iii) communication and collaborative workspaces, virtual rooms and access to files and documentation from anywhere, in a collaborative and safe way;
•	enhancement of cleaning and disinfection at working places and environments for those tasks that cannot be performed remotely, including the vans used for providing technical support, and provision of hand washing and sanitizing methods and the distribution of personal care kits in accordance with the protocol established by the Superintendence of Labor Risks;
•	the early performance of the tasks planned for 2020 and the initiation of works to ensure the capacity of networks required to continue operating;
•	expansion of the capacity for international outgoing Internet traffic by 40%;
•	we entered into agreements to enhance the links with international suppliers and IP networks;
•	early execution in public thoroughfare of infrastructure works on residential fixed data networks, strengthening of data centers and hubs and increase of the capacity of Flow's content distribution network;
•	expansion of the capacity of the mobile network in certain smaller cities in the provinces where there is only one network, and the continuation of preventive maintenance tasks in all the networks;
•	since the first day of the mandatory isolation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to request support through those channels. In order to handle that new flow of customers, Telecom enhanced digital support by implementing special microsites identified as “I pay from home”;
•	in compliance with current regulations of each locality, Telecom progressively opened commercial offices in cities which were evolving their mandatory isolation stage;
•	technical support was focused on preventive maintenance and repairs in public thoroughfare and on Telecom's own infrastructure, giving priority to critical cases such as hospitals and security forces, among others;
•	in the case of new installations and repairs that have to be made inside our customers’ homes, Telecom provided technical teams with personal care and safety kits, which include special protective gear such as coveralls, gloves, face masks and special goggles, hand sanitizer and training for the proper and safe use of those elements;
•	since the beginning of this health situation, several initiatives were developed through the corporate program “Nos Acompañamos” (We Are in Company) intended for all Company employees, for the purpose of taking care of psychological, biological and social wellness, and focused on the work-life balance;
•	continuation of ongoing communication with trade unions to agree on working protocols that allow the Company to continue providing services and, at the same time, safeguard the health of its employees; and
•	ongoing communication with our strategic partners and other international operators from the countries with greater spread of the pandemic in order to understand and foresee the potential impacts on our operations.

TELECOM ARGENTINA S.A.

✓	Regulatory Matters

•	Prohibition to disconnect services in case of arrears or non-payment

On March 24, 2020, the PEN issued Decree No. 311/20, whereby it provided, for the individuals included in section 3, the temporary suspension of the right to disconnect services deemed essential for the development of daily life, such as electricity, water and gas supply, fixed or mobile telephony, Internet and radio electric link or satellite link subscription television, among others, in order to guarantee the access to those essentials services in case of arrears or failure to pay up to three consecutive or alternate invoices maturing since March 1, 2020. On June 18, 2020, the PEN issued Decree No. 543/20 which provided the extension of such temporary suspension in case of arrears or failure to pay up to six consecutive or alternate invoices maturing since March 1, 2020. On September 20, 2020, the PEN issued Decree No. 756/20, which provided the extension of such temporary suspension in case of arrears or failure to pay up to seven consecutive or alternate invoices.

The Decree No. 311/20 also established that, in the case of fixed or mobile telephony, Internet and cable television services, by radio-electric link or satellite link, operators were forced to maintain a reduced service, as established in the regulations, for a period of one hundred eighty (180) calendar days, which was extended with each extension of Decree No. 311/20. Likewise, it established that, if users who had a prepaid mobile service or Internet service did not pay the corresponding recharge to access consumption, operators should provide a reduced service in the terms provided by the regulations. This obligation would apply until April 30, 2020. This obligation was successively extended though different decrees, setting its final expiration date on December 31, 2020, throughout the Decree No. 756/20.

•	Telecommunication industry agreement with ENACOM

In May 2020, the Company, together with other companies of the telecommunication industry, entered into an agreement with ENACOM, which was effective until August 31, 2020. This agreement, among other issues, provided: (i) for the suspension of increases in prices of mobile and fixed telephony, Internet and cable television services from May 1, 2020 to August 31, 2020, to ease the situation of users affected by the quarantine, (ii) the creation of inclusive plans for mobile and fixed telephony and mobile and fixed Internet for users who request such benefit, establishing a fixed price until September 30, 2020, (iii) for the extension of the benefit of “reduced service” ensuring connectivity for users of the prepaid mobile service or Internet service, maintaining the price until October 31, 2020, (iv) that during the term of this agreement employers would not dismiss employees without cause, and (v) that, in the case of salary increases as a result of trade union agreements, this agreement will be renegotiated and the effects of such agreement would be immediately suspended.

Although the mentioned agreement, on August 22, 2020, the PEN issued Decree No. 690/2020, amending the LAD. For more information on Decree No. 690/2020, see Note 2 to these consolidated financial statements.

✓	Main Accounting Impacts

As of the date of these consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; such as the increased Internet data traffic, the increase in mobile voice service, the decrease in the collection of service fees, and mainly the inconveniences to make repairs and installations inside our customers’ homes; among others, the operations are still in place and are expected to continue in spite of the difficulties.

In accordance with IAS 36, the Company’s Management has assessed during 2020 if there were indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company as a consequence of the pandemic, as the volume of operations is expected to remain stable.

On the other hand, the implementation of measures aimed at reducing the movement of people included, initially, the closure of in-person collection channels, affecting the collections of the Company since March 20, 2020. However, this situation was gradually regularized during the second quarter of 2020 as in-person collection channels reopened and digital channels were strengthened through the implementation of “I pay from home”. The Company’s Management estimates that the deterioration of the economic situation of the country represents an increase in trade receivables credit risk at the end of the reporting period. These consolidated financial statements include an increase in the allowance for doubtful accounts as a consequence of the application of the expected credit losses of IFRS 9. For further information on the breakdown and maturity dates of trade receivables, see Notes 5 and 26, respectively, to these consolidated financial statements.

TELECOM ARGENTINA S.A.

-	Liquidity Risk

The negative effects generated on the collection of service fees mentioned above does not represent a liquidity risk regarding the fulfillment of short-term financial obligations, since the Company has been working long strengthening its liquidity. Telecom and its subsidiaries have enough liquidity, bank credit lines and a notes program that allow them to finance their short-term obligations and the investment plan in addition to the projected operating cash flows.

However, the Company implemented measures that allowed it to have the highest possible liquidity to face the volatility of the context with greater uncertainty, offset the potential decrease in cash flows and fulfill its obligations.

The ultimate effects of Covid-19 and its impact on the global and local economy are still unknown. Governments may issue stricter measures, which cannot be predicted at this stage. The Company’s Management will continue to develop actions that minimize the potential impairment on its results, as a result of these situations, maintaining a level of service and customer satisfaction, and seeking to maximize the precautions in social management in this context.

The Company's Board of Directors and the Crisis Committee continue monitoring the evolution of the situation and taking the necessary measures to preserve human life and the sustainability of Telecom's businesses.

NOTE 30 – SUBSEQUENT EVENTS TO DECEMBER 31, 2020

1)	Global Programs for the issuance of Notes

Telecom Argentina

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced on January 14, 2021, the subscription of new series of notes for a total nominal value determined in UVA equivalent for up to $1,500, that could be increased to $12,000. The amount of the Notes finally issued and its main characteristics are detailed below:

Series 8 Notes

Issuance date: January 20, 2021.

Amount involved: 133,628,950 UVA (equivalent to $8,708,598,672 Argentine pesos as of the date of issuance).

Maturity Date: January 20, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 4.00%. The last interest payment date will be on maturity date.

2)	Cash dividends collected from associates

During February 2021 cash dividends were collected form Ver TV and TSMA in an amount of $157 ($156 directly and $1 indirectly through the subsidiary Inter Radios).

Carlos Moltini
Chairman of the Board of Directors