Form 20-F
period 2021-12-31
TELECOM ARGENTINA SA
filed 2022-03-22
CIK 932470

As filed with the Securities and Exchange Commission on March 22, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

General Hornos 690 (C1272ACK) - Buenos Aires Argentina
(Address of Principal Executive Offices)

Gabriel Blasi (Tel: 54-11-4968-4019, E-mail: GBlasi@teco.com.ar, General Hornos 690, (C1272ACK), Buenos Aires, Argentina)
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

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

⌧ Yes ◻ No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes ◻ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2021. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, Internet services and cable television services.

The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. The term “Cablevisión” refers to Cablevisión S.A., together with its consolidated subsidiaries. The term “Merger” refers to the merger between Telecom and Cablevisión, effective as of January 1, 2018, through which Cablevisión was merged with and into Telecom Argentina, with Telecom Argentina being the surviving entity. As of December 31, 2021, Telecom Argentina’s subsidiaries were Núcleo S.A.E, PEM S.A.U, Cable Imagen S.R.L., Televisión Dirigida S.A., Adesol S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Telecom Argentina USA Inc., Micro Sistemas S.A.U., Personal Smarthome S.A. and Opalker S.A.  For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report. The Company has no significant subsidiaries.

Our consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-113 of this Annual Report.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 9, 2022 and have been audited by an independent registered public accounting firm.

Due to the high level of inflation prevailing in Argentina during the period 2016-2018, management analyzed the parameters established by IAS 29 “Financial reporting in hyperinflationary economies” - paragraph 3, which describe the conditions to consider an economy as hyperinflationary, and concluded that, with respect to Argentina, such conditions have been met for accounting periods ending after July 1, 2018. Therefore, we have restated our Consolidated Financial Statements and the financial information for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. The Consolidated Financial Statements and the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2021 (“current currency”). See “—Risk Factors—Risk Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.e) to our Consolidated Financial Statements.

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

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$ 102.72 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 30, 2021. On March 17, 2022, the exchange rate was P$109.51 = US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends,” and “Item 5— Operating and Financial Review and Prospects— Factors Affecting Results of Operations — Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies.”

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

●	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;
●	the implementation of our business strategy;
●	the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States;
●	our outlook for new and enhanced technologies;
●	the effects of operating in a competitive environment;
●	industry conditions;
●	the outcome of certain legal proceedings;
●	regulatory and legal developments; and
●	other factors identified or discussed under “Item 3—Key Information—Risk Factors”.

This Annual Report contains certain forward-looking statements and information relating to Telecom that are based on current views, expectations, estimates and projections of our Management and information currently available to Telecom. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the caption “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about Telecom’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and any other statement contained in this Annual Report that is not a historical fact. When used in this document, the terms “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

●	our ability to successfully implement our business strategy and to achieve synergies;
●	our ability to introduce new products and services that enable business growth;
●	our ability to service our debt and fund our working capital requirements;
●	uncertainties relating to political and economic conditions in Argentina, Paraguay, United States and Uruguay;
●	the impact of political and economic developments on demand for securities of Argentine companies;
●	inflation, the devaluation of the Peso, the Guaraní and the Uruguayan Peso and exchange rate risks in Argentina, Paraguay and Uruguay;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

●	restrictions on the ability to exchange Argentine or Uruguayan Pesos or Paraguayan Guaraníes into foreign currencies and transfer funds abroad;
●	the impact of additional currency and exchange measures or restrictions on our ability to access the international capital markets and our ability to repay our dollar-denominated indebtedness;
●	the creditworthiness of our actual or potential customers;
●	nationalization, expropriation and/or increased government intervention in companies;
●	technological changes;
●	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on our suppliers;
●	the effects of increased competition;
●	reliance on content produced by third parties;
●	increasing cost of our supplies;
●	inability to finance on reasonable terms capital expenditures required to remain competitive;
●	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;
●	our capacity to compete and develop our business in the future;
●	the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and
●	the effects of a pandemic or epidemic and any measures and policies adopted by governments to combat its effects, including mandatory lockdowns and other restrictions.

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

AWS: self-service portal, jointly implementing the FinOps practice for better management of resources.

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

Channel: The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

DFI: Derivative financial instrument

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

ENACOM (Ente Nacional de Comunicaciones) or the Regulatory Authority: Argentine Communications Body within the scope of the Ministerio de Modernización, acting as regulatory authority as of the date of this Annual Report. The ENACOM absorbed the functions of the Autoridad Federal de Tecnologías de la Información y de las Comunicaciones (“AFTIC”).

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

IMF: International Monetary Fund.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Personal Envíos: Personal Envíos S.A.

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

Regulatory Bodies: Collectively or individually, the ENACOM, the AFTIC, the SC and the Comisión Nacional de Comunicaciones (“CNC”).

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

SBA: Stand-By Arrangement between Argentina and the IMF, approved by the IMF’s Executive Board on June 20, 2018.

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

Risks Relating to Argentina

●	Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.
●	Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.
●	Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.
●	The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.
●	Although Argentina’s economy grew during 2021, it has experienced contractions in 2020, 2019 and 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations.
●	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.
●	The Argentine banking system may be subject to instability which may affect our operations.
●	We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws. Our failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Telecom and its operations

●	We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.
●	We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.
●	Our revenues may vary depending upon the condition of the Argentine economy.
●	The regulation of rates may adversely affect Telecom Argentina’s revenues.
●	Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.
●	The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and Internet businesses may suffer.
●	We may not be able to renew programming contracts on favorable terms.
●	We may not be able to renew some leases of the facilities for the installation of our fixed and mobile telephony, cable television and Internet systems.
●	Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.
●	Our revenues relating to our cable television services are subject to uncertainty due to, and may be adversely affected by, the formula set forth in Resolution No. 50/10 to estimate monthly fees paid by cable television subscribers.
●	Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.
●	Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.
●	We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.
●	A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.
●	Environmental risks, climate change legislation or regulations restricting emissions of greenhouse gasses (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
●	We and/or our administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for our administrators.
●	Operational risks could adversely affect our reputation and our profitability.
●	Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.
●	Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.
●	We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined or fluctuations in interest rates.
●	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Telecom Argentina’s Shares and ADSs

●	The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B common shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.
●	Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.
●	Changes in Argentine tax laws may adversely affect the tax treatment of our Shares and/or the ADSs.
●	Our shareholders may be subject to liability under Argentine law for certain votes of their securities.
●	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.
●	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.
●	Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.
●	Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
●	The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
●	As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.
●	If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933 (“Securities Act”) registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.
●	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.
●	We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liability claims against us, our directors, officers and certain experts.
●	Cablevisión Holding S.A. (“CVH”), and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.
●	The existence and outcome of any public tender offer for our Class B Shares and/or ADSs could affect the price of our Class B shares and ADSs.
✓	Detailed Risk Factors

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. The Argentine economy has been volatile since 2011, with years of economic growth and others with recession. For example, Argentina’s economy grew in 2017 and 2021, but contracted in 2018, 2019 and 2020. Several factors have impacted negatively the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures, trade and fiscal balances, government policy, the international context and further developments of the COVID-19 pandemic.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The value of the peso has fluctuated significantly in the past. In 2021, the Argentine Peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to Communication “A” 3500 of the BCRA, the peso/dollar exchange rate stood at Ps. 102.75 per US$ 1.00 as of December 31, 2021, evidencing a devaluation of the peso of approximately 22.1% from its value of 84.15 Pesos per dollar at December 31, 2020 (compared to 40.5%, 58.9% and 102.2% in the years ended December 31, 2020, 2019 and 2018, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine government and the BCRA implemented several measures to stabilize its value, including, among others, stronger exchange regulations, an increase in short term interest rates and the sale of foreign currency reserves made by the BCRA. The continued devaluation of the Argentine Peso during the past years has had and continues to have a negative impact on the payment of foreign currency denominated debts by local private sector debtors to unrelated foreign entities, and has also led to an increase in inflation, which in turn has a direct impact on real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt commitments. Any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict whether and to what extent the value of the peso could depreciate against the U.S. dollar and the way in which any such fluctuations could affect our business. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the consumption of services provided by Telecom or our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

A depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade liabilities and financial debt denominated in foreign currencies. As of December 31, 2021, approximately P$233,985 million of our liabilities were denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the Argentine Peso, by entering from time to time into certain DFI agreements and futures contracts in order to hedge some of its exposure to foreign currency fluctuations. However, Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso.

In September 2019, in light of the economic instability and the significant devaluation that followed the primary elections as described below, the Argentine government and the BCRA adopted a series of measures reinstating foreign exchange controls, which among other things, significantly curtailed access to the official foreign exchange market (the “FX Market”) by individuals and entities. Higher restrictions to access the official FX markets were imposed during 2020, with a view to reducing the loss of international reserves generated by a greater demand of US dollars by individuals and companies. Pursuant to Communication “A” 7106 (as amended and supplemented from time to time), the BCRA established certain requirements to access the local exchange market for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and December 31, 2021 for principal amounts exceeding US$2,000,000 by the non-financial private sector and financial entities. Particularly, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign exchange market on or prior to March 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years. Pursuant to Communication “A” 7416, the BCRA requirements set forth by Communication “A” 7106 are also applicable to amortization payments of principal outstanding amounts in loans and securities scheduled between January 1, 2022 and June 30, 2022. It is not possible to guarantee that the period covered by Communication “A” 7416 will not be extended or reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would require the Company to refinance its obligations, which in turn could have a negative impact on the Company, and in particular, in the Company's ability to meet its debt obligations. See “—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs and “Item 10—Foreign Investment and Exchange Controls in Argentina—External financial indebtedness”

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

In October 2019, Alberto Fernández was elected president of Argentina and took office on December 10, 2019. Fernández announced and implemented a wide range of economic and policy reforms. In March 2020, in response to the COVID-19 outbreak, the Argentine government enforced the ASPO, which caused significant disruption to social, operative, economic and market activities. The Argentine government also introduced emergency measures in the telecommunications sector in order to alleviate the financial burden of the pandemic on individuals and companies. Decree No. 311/20 issued by PEN on March 24, 2020 determined that services related to fixed and mobile telephony, Internet and cable TV would not be interrupted for defaults in payment by a certain group of customers defined therein (See “—The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations”). In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services. Decree No. 690/20 has been subject to several legal proceedings challenging its constitutionality and, as of the date of this Annual Report, the federal judiciary has suspended its effects until April 21, 2022. For further information about Decree No. 690/20, its related regulation and the related legal proceedings, see “Item 4 —Regulatory Authorities and Framework— Amendment to Law No. 27,078 – Argentine Digital Law” and “Item 3—Risks Relating to Telecom and its operations— The regulation of rates may adversely affect Telecom Argentina’s revenues”.

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

On June 22, 2021, the Minister of Economy announced that the Republic had obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. The understanding provides that the Republic will have until March 31, 2022 to reach a restructuring agreement with the Paris Club members, while it continues with its efforts to reach an agreement with the IMF for the refinancing of the debt incurred under the Stand-By Arrangement ("SBA") announced in June 2018. The Minister of Economy indicated that during the eight-month time bridge, instead of having to repay approximately US$2.4 billion as originally scheduled, the Republic is expected to make payments totaling approximately US$430 million.

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

During 2021, Argentina sought to preserve the normal functioning of the local capital market for debt denominated in Pesos, which it considers a key factor for the development of the domestic capital market. In addition, the Treasury expanded its menu of financing instruments to obtain the funds needed to cover its 2021 financial needs.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

As of the date of this Annual Report, the Argentine government is under negotiations with the IMF in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a SBA, originally planned for the years 2021, 2022 and 2023. On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine Government reached a staff-level agreement with the International Monetary Fund and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the International Monetary Fund. On March 17, 2022, the Senate approved the agreement. We cannot assure whether the Argentine government will be successful in future negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy, as a whole and in the telecommunication sector in particular, remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy and the telecommunications industry, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

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

Argentina has experienced repeatedly, including in recent years, periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not be higher in the future. Furthermore, the INDEC experienced in the past periods of political interventionism that raised serious concerns about the reliability of the data published by that agency. Future political intervention in the INDEC could jeopardize the agency’s autonomy and therefore affect the reliability of the statistics it publishes.

The National CPI variation was 50.9% in 2021 and 36.1% in 2020. Efforts made by the Argentine government to contain and reduce inflation have not achieved the desired results and inflation remains a significant problem for the Argentine economy. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected. For additional information, see Note 1.e) to our Consolidated Financial Statements.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

The Argentine government exercised in the past, and may exercise in the future, decisions to intervene private companies in financial distress. We cannot predict whether the current administration or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies. Government intervention in the industries in which we operate could create uncertainties for investors in public companies in Argentina, including Telecom Argentina, as well as have a material adverse effect on our business, financial condition and results of operations. See “—Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina”.

Although Argentina’s economy grew during 2021, it has experienced contractions in 2020, 2019 and 2018 and may contract in the future due to international and domestic conditions which may adversely affect our operations

The Argentine economy has experienced significant volatility in the past few years and recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency devaluation. Argentina’s economy grew during 2021, but it has contracted during 2020, 2019 and 2018 and the country’s economy remains unstable notwithstanding the efforts by the Argentine government to address inflation and the constraints on the country’s foreign exchange reserves and related pressure on the value of the peso. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

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

Although Argentina’s economy has recovered substantially during 2021, Argentina’s economic growth was severely impacted as a consequence of the COVID-19 pandemic. It might also be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In addition to the severe social and market disruption at a global scale during 2020 caused by the COVID 19 outbreak, in recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. These slowdowns intensified during 2020. While the vast majority of economies recovered during 2021, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Furthermore, in February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the conflict in Ukraine, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report and may result in compliance and operational challenges for the Company.  In particular, we maintain telecommunications agreements with certain international carriers that may deliver traffic between the Company’s networks, Russia and Ukraine, including potentially certain sanctioned territories within Ukraine. Although U.S. sanctions authorize the receipt or transmission of telecommunications with such sanctioned territories, to the extent that any activities involving those international carriers are outside the scope of such authorization, or sanctions relating to Russia and Ukraine are expanded, such activity may potentially result in regulatory or enforcement actions against the Company.

If international and domestic conditions for Argentina were to worsen due to the aforementioned factors, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows.

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

On March 20, 2020 the Argentine government imposed a series of measures aimed at reducing the movement of the population, ordering the ASPO, which only allowed the movement of individuals involved in activities considered essential by the Argentine government. Since then, the Argentine government has announced and implemented several stimulus measures to limit the effects of the COVID-19 pandemic on the economy, which include, but are not limited to, the prohibition of the disconnection of electric energy, natural gas, running water, fixed telephony, mobile telephony, internet and cable television services due to non-payment; the price freezes for certain essential goods such as food, personal care, medicines and medical products; the imposition of maximum prices on goods and services acquired by the federal government to address the emergency, and the adoption of a debt regularization regime was established which will allow self-employed persons, single-taxpayers and companies to access a payment plan for tax and social security debts, and the suspension of rent increases, extension of lease contract expiration dates and suspension of evictions due to non-payment of leases until March 31, 2021 (see “Item 4 —Significant 2021 Events— Impact of Covid-19 in Argentina and in our operations.”).

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Furthermore, Argentine Decree No. 311/2020 declared the temporary suspension on disconnection of services deemed essential for the development of daily life in cases of delay or default in payments, including fixed and mobile telephony, Internet and television subscriptions. The Decree also established that certain customers of our fixed and mobile telephony, Internet and cable television services would have reduced services in cases of delay or default in payments.

In addition, we entered into an agreement with the ENACOM, which suspended, among other things, any increases in the prices of mobile and fixed telephony, Internet and cable television services, as well as employee layoffs until August 31,2020. Finally, on August 22, 2020, under Decree No. 690/20, the Argentine Digital Law was amended to suspend any increase in prices or changes from the ICT licensees from July 31, 2020 to December 31, 2020, specifically mentioning broadcasting service subscriptions by physical and/or radio-electric link and fixed or mobile telephony services. The Decree has been ratified by Congress and is regulated by ENACOM Resolutions Nos. 1,466/20 and 1,467/20. Nevertheless, during 2021, Decree No. 690/20 has been subject to several legal proceedings challenging its constitutionality in a variety of jurisdictions. In many of those proceedings, courts have ordered its suspension. Regarding Telecom, the Federal Administrative Litigation Chamber - Chamber II ruled in favor of the company and issued a precautionary measure suspending the validity of Decree No. 690/20 until April 21,2022. For more information, see “—Risks Relating to Telecom and its operations— The regulation of rates may adversely affect Telecom Argentina’s revenues”.

Any prolonged restrictive measures put in place in order to control a new outbreak of contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. Moreover, considering that some of our strategic suppliers are located in countries affected by the outbreak of COVID-19, the delivery of equipment and fixed assets that are material to us may be impacted, which would have an adverse effect on our business operations. We may also be affected by a decline in the demand of our products as a result of the economic contraction. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, we cannot predict how the disease will evolve (and potentially, spread) in Argentina during 2022 due to new outbreaks and new strains of the virus that have appeared practically simultaneously with the advance of the vaccination campaign, nor anticipate what additional restrictions governments of those countries or other countries may impose. To the extent COVID-19 adversely affects our business and financial results, it may also exacerbate many of the other risks described in this “Risk Factors” section.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Between 2016 and early 2018, Argentina regained access to the market and incurred in additional debt. However, as a result of various external and domestic factors, during the first half of 2018, access to the market became increasingly onerous. On May 8, 2018, the Macri administration announced that the Argentine government would initiate negotiations with the IMF with a view to entering into a stand-by credit facility that would give Argentina access to financing by the IMF. On June 7, 2018, the Argentine government and the IMF staff reached an understanding on the terms of the SBA for disbursements totaling approximately US$50 billion, which was approved by the IMF’s Executive Board on June 20, 2018. The SBA was intended to provide support to the Macri administration’s economic program, helping build confidence, reduce uncertainties and strengthen Argentina’s economic prospects. On June 22, 2018 the Argentine government made a first drawing of approximately US$15 billion under the SBA. Argentina has received disbursements under the SBA for US$44 billion. Notwithstanding the foregoing, the Argentine government has publicly announced that they will refrain from requesting additional disbursements under the agreement, and instead vowed to renegotiate its terms and conditions in good faith. On July 13, 2021, the Argentine government and representatives of the IMF met in Venice to continue discussions on a new program that will address the terms of the debt incurred under the existing SBA. Such discussions reflected progress on matters that are key for the Republic’s economic program, such as economic recovery based on employment generation, value-added growth and lasting macroeconomic stability. On September 22, 2021, Argentina repaid the first principal installment under the SBA of US$1.9 billion to the IMF.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Moreover, in December 2019, the Argentina government further extended by decree payments of a series of short term Argentine-law governed treasury notes denominated in U.S. dollars held by institutional investors through August 2020. Additionally, on February 11, 2020, the Argentine government decreed the extension of maturity to September 30, 2020 of a dollar-linked treasury note governed by Argentine law, which had been originally subscribed to a large extent with U.S. dollar remittances, to avoid a payment with Argentine Pesos that would have required significant sterilization efforts by the monetary authority.

On February 12, 2020, the Argentine Congress enacted Law No. 27,544 for the Sustainable Restoration of Foreign-Law Governed Public Debt which granted the Ministry of Economy the power to restructure the Argentine government’s external public debt. On March 10, 2020, Decree No. 250/20 issued by the Argentine government established the maximum nominal amount of liability management transactions and/or exchanges and/or restructurings of the Republic of Argentina’s outstanding public securities issued under foreign law as of February 12, 2020 at the nominal value of US$68,842 million, or its equivalent in other currencies. However, due to the COVID-19 pandemic, the timeline initially published by the Ministry of Economy for the restructuring of the public external debt that provided, among other steps, the launch of an exchange offer of such public securities issued under foreign law, was postponed.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

As of the date of this Annual Report, the Argentine government has initiated and still carries on negotiations with the IMF in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a SBA, originally planned for the years 2021, 2022 and 2023. We cannot assure whether the Argentine government will be successful in the negotiations with that agency, which could affect its ability to implement reforms and public policies and boost economic growth, nor the impact of the result that renegotiation will have in Argentina's ability to access international capital markets (and indirectly in our ability to access those markets), in the Argentine economy or in our economic and financial situation or in our capacity to extend the maturity dates of our debt or other conditions that could affect our results and operations or businesses. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

Without renewed access to the financial market the Argentine government may not have the financial resources to implement reforms and boost growth, which could have a significant adverse effect on the country’s economy and, consequently, on our activities. Likewise, Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and our growth, including the financing of capital investments, which would negatively affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds amounting to P$10,702 million as of December 31, 2021. Any new event of default by the Argentine government could negatively affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

The Argentine banking system may be subject to instability which may affect our operations.

In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. Such recovery has been severely impacted by the COVID-19 pandemic. In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2021, nominal private deposits in Pesos increased 59.2% year-over-year (fueled by the growth of savings and current accounts with a 62.9 % increase) and nominal time deposits increased 55.9% year-over-year. During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of  25.2% at the end of 2021. In 2021, private deposits in U.S. dollars declined by 1.1%.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of which may, among other things, establish limits on commissions and impose sanctions on the financial institutions. The lack of a stable regulatory framework, or changes to such regulatory framework by the government, could impose significant limitations on the activities of the financial institutions and could induce uncertainty with respect to the financial system stability.

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

Exchange controls and restrictions on transfers abroad and capital inflows limit the availability of international credit.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

It may be possible that, in the future, there may emerge in the press allegations of instances of misbehavior on the part of former agents, current or former employees or others acting on our behalf or on the part of public officials or other third parties doing or considering business with us. We will endeavor to monitor such press reports and investigate matters that we believe warrant an investigation in keeping with the requirements of compliance programs and, if necessary, make disclosure and notify the relevant authorities. However, any adverse publicity that such allegations attract may have a negative impact on our reputation and lead to increased regulatory scrutiny of our business practices.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Our revenues may vary depending upon the condition of the Argentine economy.

Revenues generated by our fixed and mobile telephony, cable television and Internet operations have in the past been impacted by Argentina’s unstable macroeconomic environment and have proven to be dependent on the general economic conditions in Argentina. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on our revenues and a material adverse effect on our results of operations. Historically, for example, increases in losses of cable television subscribers have corresponded with general economic downturns and regional and local economic recessions. In particular, the 2001-2002 Argentine economic crisis had a material adverse effect on our revenues.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Resolution No. 1,466/20, among other things, allows ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase, on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan. The Resolution also defines the beneficiaries of this PBU, among other matters.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On January 29, 2021, the Company’s petition was denied and the precautionary measure rejected. The Company appealed such decision and, on April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal, revoke the first instance court’s decision and, consequently, grant the preliminary injunction requested by the Company, ordering the suspension of the effects of Sections 1, 2, 3, 4, 5 and 6 of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and then extended for an additional six-month period until April 21, 2022. As supported by the preliminary injunction granted, the Company increased the prices of its services in June, September and December 2021.

The PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice. As of the date of this Annual Report, a decision on these proceedings remains pending.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

We expect to derive an increasing amount of revenues from our activities in the cable television and Internet industries, but we may not do so if these non-traditional media operations do not develop and expand as we currently expect. The role of cable television in Argentina became increasingly important in the past. More recently, non-traditional technologies, including “Over-The-Top” services (which are services provided by a telecommunications provider through Internet Protocol (“IP”) networks not necessarily owned by the provider, including communications, content and cloud-based offerings), such as technologies used by Netflix or other IP operators, have come to play a larger role in the Argentine telecommunications industry. These companies take advantage of the deregulation of the sector to bring their services through third-party networks without paying any fee or right to use it. These technology and new services areas are in the early stages of development, and growth may be inhibited for a number of reasons, including:

●	the cost of connectivity;
●	concerns about security, reliability, and privacy;
●	unexpected changes in the regulatory framework;
●	the appearance of technological innovations;
●	the ease of use; and
●	the quality of service.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and Internet services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations—(A.1) 2021 Compared to 2020”.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. On December 13, 2019, the Argentine government declared a labor emergency for a 180-day term. In this context, the Argentine government doubled the amount of the statutory severance payments payable to employees hired before December 13, 2019 and dismissed between December 13 2019 and June 13, 2020. The layoff prohibition was extended pursuant to Decree No. 528/20 and Decree No. 961/20. Decree No. 39/21, in effect until April 27, 2021, extended the prohibition of dismissals without just cause or based on lack or reduction of work and force majeure, as well as the prohibitions to suspensions for economic reasons, except for suspensions made under the terms of Section 223 bis of the Labor Contract Law (agreements between employers and employees later approved by the Ministry of Labor, made either individually or collectively with the purpose of suspending employment for lack or reduction of work due to no fault from the employer), which were not affected by the prohibition.

Likewise, Decree No. 39/21 extended the occupational emergency until December 31, 2021 in cases of dismissals without a just cause and granted the affected worker the right to receive a double severance payment, which may not exceed P$500,000 with a cap of P$500,000 in excess of what would have been the regular single severance payment . The occupational emergency was further extended by Decree No. 886/21 through June 30, 2022. Decree 886/21 also provides that double severance payments will be progressively reduced until they are effectively finalized in June 2022.

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

Further, customers and consumers’ trade unions have in the past initiated different claims against us regarding alleged improperly billed charges. See Note 19 to our Consolidated Financial Statements. Although we have taken certain actions to reduce risks in connection with these claims, we cannot assure that new claims will not be filed against us in the future.

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

As of December 31, 2021, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 19 to our Consolidated Financial Statements.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Environmental risks, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.

In December 1993, Argentina approved the United Nations Framework Convention on Climate Change (“UNFCCC”) through Law No. 24,295. The UNFCCC, which entered into force on March 21, 1994, deals with the stabilization of the GHGs concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system.

On February 16, 2005, the Kyoto Protocol to the UNFCCC (“Protocol”) entered into force. This Protocol, which deals with the reduction of certain GHGs (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere, was in force until 2020 as a consequence of the ratification of the Doha Amendment to the Protocol.

Argentina approved the Protocol through Law No. 25,438 on June 20, 2001, and the Doha Amendment through Law No. 27,137 on April 29, 2015.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Protocol. The agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. Countries agreed they will aim to achieve the long term goal to limit global warming to well below 2°C above pre-industrial levels, and pursue efforts to further limit the temperature increase to 1.5°C. On October 5, 2016, the threshold for entry into force of the Paris Agreement was achieved. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. Under Federal Law No. 27,270, dated September 1, 2016, Argentina approved the Paris Agreement.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2018, 2019 and 2020, electric energy originated from renewable sources represented 4.6%, 8.2% and 9.7% of the total demand, respectively, according to the data released by the Argentine Government.

Compliance with legal and regulatory changes relating to climate change, including those resulting from the implementation of international treaties, may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities and administer and manage any GHG emissions program. More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. Revenue generation and strategic growth opportunities may also be adversely affected. Any long-term material adverse effect on the telecommunications industry could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of Annual Report.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent from its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations the loss, security or improper use of confidential information; improper access to corporate systems; lack of sufficient skilled resources to support the evolutions of the business; failure to document transactions properly; systems failures (including our systems, the implementation of corporate systems as identified in “Item 4—Information Technology strategy”); errors or failures not foreseen in the foundational projects that the Company is carrying out for updating its core systems such as turnoff legacy delays and stabilizations of deployments; inadequate management of goods and materials in disuse that could become hazardous waste; failure to preserve the secrecy and content of telecommunications required by law; weaknesses in datacenters’ energy scheme; excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others. Moreover, certain assets of the Company could be damaged by acts of vandalism or theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have a second safety path to provide the service. These events could result in direct or indirect losses, inaccurate information for decision making, adverse legal and regulatory proceedings, technical failures in the Company’s ability to provide its services, damages to third parties, and harm our reputation and operational effectiveness, among others.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Telecom has outstanding financial debt that contain a number of restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

●	incur or guarantee additional debt;
●	enter into sale and leaseback transactions;
●	create liens on its assets to secure debt; and
●	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets.

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

In 2017, the United Kingdom Financial Conduct Authority (the “FCA”), which regulates the London Interbank Offered Rate (“LIBOR”), announced its intention to phase out LIBOR by the end of 2021. On March 5, 2021, the FCA announced that all LIBOR tenors, will cease to be published or will no longer be representative after June 30, 2023. The FCA’s announcement coincides with the announcement of LIBOR’s administrator, the ICE Benchmark Administration Limited (the “ IBA”) on March 5, 2021, indicating that as a result of not having access to input data necessary to calculate LIBOR tenors on a representative basis after June 30, 2023, IBA would have to cease publication of such LIBOR tenors after June 30, 2023. These announcements imply that any of our LIBOR-based borrowings that extend beyond June 30, 2023 will need to be converted to a replacement rate. In the United States, the Alternative Reference Rates Committee (the “ARRC”), a committee of private sector entities with ex-officio official sector members convened by the Federal Reserve Board and the Federal Reserve Bank of New York, recommended the Secured Overnight Financing Rate (“SOFR”) plus a recommended spread adjustment as LIBOR’s replacement. There are significant differences between LIBOR and SOFR, such as (i) LIBOR being an unsecured lending rate and SOFR a secured lending rate, and (ii) SOFR being an overnight rate while LIBOR reflects term rates at different maturities. A transition away from and/or changes to the LIBOR benchmark interest rate could adversely affect our business, financial condition and results of operations. If our LIBOR-based borrowings are converted to SOFR, the differences between LIBOR and SOFR, plus the recommended spread adjustment, could result in interest costs that are higher than if LIBOR remained available, which could have a material adverse effect on our operating results. Although SOFR is the ARRC’s recommended replacement rate, it is also possible that lenders may instead choose alternative replacement rates that may differ from LIBOR in ways similar to SOFR or in other ways that would result in higher interest costs for us. It is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. Any of these proposals or consequences could have a material adverse effect on our financing costs.

As of December 31, 2021, P$90,828 million of our outstanding debt was indexed to the LIBOR, and is set to mature after June 30, 2023, the proposed LIBOR cessation date. While certain of our debt agreement do contain language for the determination of interest rates in the event the LIBOR rate is not available, in the event of the continued or permanent unavailability of LIBOR we may need to enter into negotiations with certain of our creditors to agree to an alternative interest rate or an alternative basis for determining the interest rate in our credit facilities.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

In 2021, the Company refinanced some portion of its outstanding financial debt maturing in 2022 and 2023. For more information see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Financial Debt Developments during 2021”.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

In September 2013, the Argentine income tax law was amended by the passage of Law No. 26,893 (the “Argentine Income Tax Law”). The Argentine Income Tax Law establishes that the sale, exchange or other transfer of shares and other securities is subject to a capital gain tax at a rate of 15% for Argentine resident individuals and foreign beneficiaries. In addition, Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between nonresidents.

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

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs declined by 22%, 42% and 27% in 2021 and 2020 and 2019, respectively. This decrease in value has been largely attributed to Argentina’s most recent macroeconomic crisis and the impact of COVID 19. Other factors include:

●	fluctuations in our periodic operating results;

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	changes in financial estimates, recommendations or projections by securities analysts;
●	changes in conditions or trends in our industry;
●	events affecting equities markets in the countries in which we operate;
●	legal or regulatory measures affecting our financial conditions;
●	departures of management and key personnel; or
●	potential litigation or the adverse resolution of pending litigation against us or our subsidiaries.

The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our Shares and the ADSs, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our Shares and the ADSs, also affecting our estimates of recoverability of our long live assets. In particular, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the New York Stock Exchange are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 62% of the aggregate market capitalization of the BYMA as of December 31, 2021. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liability claims against us, our directors, officers and certain experts.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See “Item 4—Information on the Company— Introduction—Public Tender Offer due to change of control”. The existence and outcome of any tender offer for our shares and/or ADSs would have an impact over the prices of our Class B shares and ADSs, which could result in a decline in the value of your investment.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

We offer our customers “quadruple play” services, combining mobile telephony services, cable television services, Internet services and fixed telephony services. We also provide other telephone-related services such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, Internet and fixed and data services), Paraguay (mobile, Internet and satellite TV services), Uruguay (cable television services) and the United States (fixed wholesale services).

As of December 31, 2021, (i) our mobile telephony business had approximately 20,129 thousand subscribers in Argentina and approximately 2,414 thousand subscribers in Paraguay, (ii) our Internet business reached approximately 4,248 thousand accesses, (iii) our cable television business had approximately 3,563 thousand subscribers and (iv) we had approximately 2,417 thousand fixed telephony lines in service.

In 2021, our revenues amounted to P$425,493 million, our net income amounted to P$9,940 million, our Adjusted EBITDA (see the purpose of use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA”) amounted to P$132,767 million and we had total assets of P$1,079,114 million.

The Securities and Exchange Commission maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Telecom Argentina’s telephone number is 54-11-4968-4000, and its principal executive offices are located in Gral. Hornos 690, (C1272) Buenos Aires, Argentina. Our internet address is https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Subsidiaries

As of December 31, 2021, Telecom Argentina’s subsidiaries were Núcleo S.A.E, PEM S.A.U, Cable Imagen S.R.L., Televisión Dirigida S.A., Adesol S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Telecom Argentina USA Inc, Personal Smarthome S.A., Micro Sistemas S.A.U. and Opalker S.A. For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report.

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

On February 17, 2022, the Supreme Court of Justice dismissed the direct appeal filed by the CNV, not admitting the extraordinary appeal filed by the CNV against the resolution rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters. The resolution of the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters (the “Resolution”) had confirmed the ruling issued by the Court of First Instance in favor of the complaint brought by a shareholder of CVH, Mr. Daniel Fernando Burgueño. The Resolution confirmed that CVH’s obligation to conduct a tender offer to acquire the PTO Shares as a result of the change of control in Telecom terminated upon the issuance by the CNV of Resolution No. 779/2018 regulating Law No. 26,831, specifically Article 32, paragraph k) thereof; ordered the CNV to deem the proceedings initiated by CVH with the CNV in connection with the tender offer concluded; and informed CVH that it must cease the proceedings it had initiated in connection with the tender offer. CVH has indicated that it will adopt all measures aimed at complying with the abovementioned judgment (including taking all corporate action as may be necessary in furtherance of the termination of the PTO) in due course.

Significant 2021 Events

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

Impact of COVID-19 in Argentina and in our operations

During 2021, the Argentine government continued adopting several measures to address the adverse effects of the COVID-19 pandemic and to prevent the spread of the virus. By the end of 2020, Argentina launched a nation-wide vaccination plan supervised by national and provincial authorities aimed at immunizing Argentina’s population. During the first quarter of 2021 the national vaccination plan aimed at immunizing the elder population, as well as health care and education personnel. During the second and third quarter of 2021, the national vaccination plan extended its scope of application to the remaining adult population. Since October 2021, the vaccination plan extended its target population to children over 3 years of age, prioritizing those with pre-existing comorbidities. Currently, more than 80% of the Argentine population has been vaccinated with one dose and about 65% with two doses.

Aiming at increasing the population’s immunity to new COVID-19 variants continue to spread around the world (such as Delta and Omicron, among others), the Argentine government began vaccinating with a third booster shot to people that have received two doses of the vaccine. Like the rest of the world, Argentina does not escape the exponential rise in infections that, since the end of 2021 and early 2022, has been strongly affecting all age groups.

During 2021, together with the progress of the vaccination schedule, the Argentine government took several measures in response to how the situation concerning COVID-19 evolved, both during the COVID-19 new outbreak stages and during the slowdown stages of the spread of the virus. The measures implemented by the Argentine government did not directly affect our operations because telecommunication services were, and are still, deemed essential.

We provide valuable services to society, by connecting people, homes, companies and governments remain connected. Our services also allow small, medium and large companies to remain in business, and therefore contribute to sustain our country’s economy. Moreover, since the beginning of the COVID-19 outbreak our services have allowed people to stay connected and entertained, as well as to work from home and remain informed. Initially during the COVID-19 pandemic, our operations became slower and more complex due to certain difficulties such as the increase in Internet data traffic, the increase in mobile voice service, the decrease in collections, and mainly limitations on our ability to conduct  repairs and installations inside customers’ homes, among others. However, our operations continued and we expect them to continue despite such difficulties, as the pandemic did not have significant impact on our financial condition or results of operations.

For further information, related to the impact of COVID-19 and the internal or external measures we promoted during the sanitary emergency, see “Item 3—Risk Factors— Risks Relating to Argentina—The coronavirus and the measures taken or to be implemented by the Argentine government in response to the coronavirus have had and could continue to have a significant adverse effect on our business operations” and Note 29 of our Consolidated Financial Statements.

Re branding

During 2021, the Company has carried out a transformation and integration process of its business. The goal of this process was to consolidate a new institutional visual identity, as well as to simplify the brand portfolio: Flow, Personal and Telecom.

The new identity reflects the transformation towards a digital service platform and new businesses based on technological innovation, showcasing integral connectivity as a differential value through Personal.

In addition, as a meeting point for entertainment led by Flow, we focused on the content experience of both mobile and at home platforms.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Through the Telecom brand, we continue to bring digital solutions to the corporate and government segment contributing to their development and growth.

For further information see below Item 4— The Business — Main Products and Services.

Debt renegotiation

On December 15, 2021, the Company has refinanced the loans duly disbursed under the following loan agreements entered into between:

●	Telecom Personal S.A. (company absorbed by the Telecom Argentina) and the International Finance Corporation (“IFC”) on October 5, 2016, for a total amount up to US$ 400 million.
●	The Company and the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (i) loan agreement dated April 7, 2017, for a total amount of up to US$100 million, and (ii) loan agreement dated May 29, 2019, for a total amount of up to US$300 million.

These loans were amended to extend the terms with respect to most of the principal maturities foreseen for 2022 and 2023, resulting in new maturity schedules that will end in 2024 and 2027 for each Loan, respectively, and essentially maintaining the rest of the original terms and conditions.

For further information, see Note 13 of our Consolidated Financial Statements and Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity and Capital Resources —Financial Debt Developments during 2021.

Recent Developments

Loans for purchase of equipment - Export Development Canada (EDC)

On January 3, 2022, the Company submitted a proposal for an export credit line for a total amount of up to US$23.4 million to the following entities: (i) JPMorgan Chase Bank, N.A., London Branch, as agent of the facility, initial lender and residual risk guarantor, and (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch as onshore custody agent,, and (iii) JPMorgan Chase Bank, NA and EDC as lead co-organizers, which was accepted on the same date.

The line of credit is guaranteed by EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, up to 50% of the value of certain national goods and services and the total payment of the EDC surplus equivalent to 14.41% of the total amount committed by the lenders under the line of credit.

As of the date of this Annual Report, the Company has not received any disbursement related to the aforementioned credit line.

Offers for Irrevocable Call Option on the minority Shares of Open Pass S.A.

On December 29, 2021, our subsidiary Micro Sistemas received from two shareholders of Open Pass S.A. (a company that provides IT services related to software development and maintenance, with which Micro Sistemas has a contract for the use and development of the electronic wallet platform) offers for irrevocable call options for a total of 6,999,580 shares (representing 15% of total Open Pass S.A. capital stock). On January 4, 2022, Micro Sistemas accepted the offers by paying US$700,000 as consideration for the granting of said purchase options.

The call options could be exercised by Micro Sistemas, at its sole discretion, during a period of twelve (12) months from the date of acceptance.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The call options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein. If the options are exercised, the price to be paid for the shares has been determined at US$7,500,000.

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, we announced the issuance of new series of notes. On March 9, 2022, we issued notes for a nominal amount of US$27.7 million, at an annual fixed interest rate of 1.00%, which principal will be fully amortized in a single installment on the maturity date, on March 9, 2027. On March 9, 2022, we issued notes for a nominal amount of P$2,347,500,000, at a variable interest rate equivalent to Badlar plus an applicable margin of 1.5% annual nominal amount, which principal will be fully amortized in a single installment on the maturity date, on September 9, 2023.

Banco Santander Río Loan

On March 9, 2022, the Company entered into a loan agreement with Santander Río Bank S.A. for a total amount of P$3,500, maturing on March 9, 2023 and bearing interest at a fixed rate of 44.50%. The principal amount will be fully amortized in a single installment on the maturity date.

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

Main Products and Services

As of December 31, 2021 we offered our customers a diverse range of services, including:

●	Mobile Telephony Services: Services offered under the brand “Personal,” including voice communications and high-speed mobile Internet, among others; and sale of mobile communication devices (handsets, modems MiFi and wingles), which we have the ability to finance through alliances with certain financial entities. The services are supported in the different technologies of the mobile network (3G/4G);
●	Internet Services: High-speed cable modem, Fibert to the Home and ADSL Internet services offered under “Personal” brand. During 2021, the Company carried out a brand simplification process, pursuant to which the services previously provided under the brand “Fibertel” brand are now part of the “Personal” brand, aiming at consolidating “Personal” as the central brand related to connectivity. Such services provide speeds for up to 1,000 MB;

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

●	Cable Television Services: Cable television services involve the operation of cable television networks installed in different locations in Argentina and Uruguay. In the context of the brand simplification process, we have unified our television services under the “Flow” brand. Through Flow, the company seeks to consolidate itself as an “entertainment meeting point”, offering the possibility of accessing a platform with live content. Flow also integrates OTT services allowing the client to have direct access to other content providers such as Netflix, Amazon, Disney +, Star + and HBO Max. In addition, we offer other traditional services such as “Clásico”, our basic analog cable television product; “Digital” provided through a digital decoder that gives subscribers access to radio and music channels, among others, and “HD”, provided through a high-definition decoder. On the other hand, through Tuves, we have a license for the provision of DATDH (Distribution of Audio Signals and Direct Television to the Home) services in Paraguay; and
●	Fixed and Data Services: voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport signals), and IT solution outsourcing, among others.

Mobile Telecommunications Services

Overview

Our mobile telecommunications service offerings in Argentina under the brand “Personal” include voice communications, high-speed mobile Internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches).

As of December 31, 2021, we had approximately 20,129 thousand mobile subscribers in Argentina.

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

●	Prepaid Plans. Under prepaid plans, subscribers pay in advance for services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Our mobile telecommunication subscribers may browse the Internet, make and receive local, national and international calls and buy multimedia content. We offer a variety of “packs” which enable customers to use the abovementioned services at lower prices. These packs may include a fixed amount of minutes to make national or international calls, SMSs, and a quota of megabytes to access the Internet, among other services.
●	Post-Paid Plans. Under post-paid plans, subscribers pay a monthly fee for a particular plan, plus charges for additional services not included in that plan. Most of the plans we offer include a quota of megabytes for browsing the Internet and unlimited airtime for on-network calls and SMS. Depending on the price, some plans include an amount of free seconds or unlimited airtime for off-network calls. Once the included seconds have been used, subscribers can continue using the mobile service at a set price per second. Subscribers can also buy packs of additional megabytes to continue browsing the Internet after they have used the megabytes included in their monthly plan. The charges for additional airtime, megabytes or multimedia content, are added to the following month’s bill. Under post-paid plans, we also offer M2M plans, based on the IoT concept, which refers to the digital interconnection of everyday objects with the Internet, and are specially focused on business customers. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection.
●	Abono Fijo. Under the “Abono Fijo” plans, a subscriber pays a set monthly bill. As in post-paid plans, most of these plans include a quota of megabytes for browsing the Internet, unlimited airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the prepaid seconds have been used or the Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our strategy during 2021 focused on further promoting the consumption of high-speed services by providing upgrades and improving the experiences of certain customers, and more generally addressing the needs of small, medium and large customers.

The main developments in our residential and corporate services during 2021 were the following:

●	our offer of mobile services ranged from prepaid plans to postpaid plans, and between 3 Gigas and 25 Gigas;
●	we focused on the development of convergent offers for our customers, offering additional bonuses upon the purchase of various services, to increase customer loyalty. We extended the initiative to corporate customers, seeking to increase services convergence;
●	we continued to develop our service “Mi Negocio Personal” (My Personal Business), an e-commerce platform that allows micro-entrepreneurs to digitize the commercial experience of their business and sell to its customers in a personalized way through social networks chosen and with integrated payment methods;
●	we launched “Personal Pay”, the digital wallet of Personal, that aspires to become the main transactional means for payments and collections from Telecom clients and the largest wallet in Argentina; and
●	as our customers’ internet consumption evolved, we worked in international services while focusing on increasing the efficiency of international traffic management, minimizing the cost of the service to sustain the simplification and evolution of the roaming offer and achieve a higher perceived quality. We added higher national and international roaming data quotas for America and Europe to our mobile plans.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to provide the wholesale services summarized below.

●	International Business. . During 2021, the National Government maintained the restrictions on international flights due to the COVID-19 pandemic, limiting both the use of roaming by foreigners in Argentina and by our Customers that use the international coverage we provide abroad. We stayed focused on maximizing the profitability of the international roaming business by streamlining costs and maximizing the capture of traffic of roaming partners generated in Telecom's network. In this regard, we continued with the launch of the new 3G, 4G/LTE, CAMEL (“Customized applications for mobile network enhanced logic”) services with a focus on Telecom’s network in order to increase consumption. We also continued offering services to Personal’s customers, providing the best user experience to our customers. Both the generation of new agreements and the negotiation of renewals with all our Roaming Partners include the needs of Personal Paraguay, thus promoting joint efficiencies and synergies.

In addition, by the end of 2021, we upgraded the firewall service (security/system layer, designed to block unauthorized access) which safeguards our network, providing full protection to our customers, and enabling us to optimize the monetization of the national and international A2P messaging business (Application to Person Messaging). We also updated the agreements executed with national A2P aggregators allowing for International A2P Messaging.

●	Domestic Business. The revenues and costs of Telecom’s wholesale businesses with domestic operators are mainly related to interconnection traffic charges (call origination/termination, long distance transport and transit, both on the mobile network and on the fixed network); sale of interconnection service resources, sale of infrastructure to Large Groups (Datacenter Services, Mobile Backhaul, Links, etc.), national roaming, and lease of conventional and non-conventional infrastructure sites.

In order to meet the 4G coverage deployment requirements provided by regulations, the industry agreed on a new active network infrastructure sharing form called RAN Sharing. It allows us to optimize deployment times and the investments required to provide 4G coverage to a larger number of locations and roads in Argentina.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2021, Telecom continued to consolidate the joint and coordinated work between the three mobile operators in Argentina for enabling sites under this modality.

Network and Equipment

In terms of infrastructure, during 2021 we improved the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks, and the deployment of fiber optics to connect all homes with broadband, which also had an impact on fixed and data network. This allowed us to stand out from our competitors, significantly improving the NPS of our clients.

During 2021, service providers in Argentina continued to make significant capital expenditures in new network infrastructure for the enhancement and deployment 4G technology, which allows higher transmission speeds needed for data transfer, video calling and Internet browsing to also improve coverage.

The deployment of 4G / LTE reached a coverage of 96% of urban population, in 1,947 localities as of December 31, 2021. Additionally, we reached a coverage of 98% of the population of major cities of Argentina, as of that date. In addition, the deployment of 4G + services continued to advance throughout the country, thanks to the solution of Carrier Aggregation 4G (using two simultaneous frequency bands). Our customers with access to our 4G network perceive a better service experience, primarily with faster speeds that reach 300 Mbps, with capacity to reach speeds of 1,000 Mbps. On the other hand, approximately 33% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality.

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

At the beginning of 2022, Telecom announced the expansion of its 5G network over Personal's mobile network in Mar del Plata, Pinamar and Cariló. In this way, we continue to promote the evolution of the industry to offer our customers the latest technology in mobile connectivity.

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

Overview

We provide broadband Internet services in Argentina. Broadband Internet access, often shortened to “broadband,” is high data rate Internet access. Broadband can be delivered through four technologies: cable modem (HFC), ADSL, optic fiber (FTTC and FTTH) and wireless; being cable Modem and ADSL the most widely used. We market our services through ADSL, HFC and FTTH technologies under the name “Personal” brand, which replaces the “Fibertel” brand, in the context of the trademark simplification process.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2021, we continued promoting broadband offers, providing greater speed to customers that have technical availability to use it.

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

During 2021, we continued deploying our FTTH network both in greenfield areas (an area where we have not deployed any of our technology networks: Copper, HFC or FTTH) and in the reconversion of brownfield areas (an area where we have network deployment), granting more customers access to ultra-high internet velocity with speeds of 1000MB and also upgrading the customer base average speed by migrating customers to our HFC and FTTH network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2021, the number of customers with access FTTH technology grew 103% compared to December 31, 2020. Internet dial-up service represents a marginal percentage of our revenues. We continue to provide this service to a small market where broadband service is not available.

Residential and Business

As of December 31, 2021, we had approximately 4,248 thousand Internet subscribers.

We believe that Personal is the broadband service that offers the best selection of speeds in the Argentine retail and corporate market and at competitive prices. During 2021, we continued to improve the capacity and the speed of our service, boosting customer experience. Through the Personal brand, we provide high-speed Internet services in the AMBA, Córdoba, Rosario, Campana, Río Cuarto, Posadas, Salta, Olavarría, Pergamino, Mar del Plata, Bahía Blanca and Santa Fe, among other cities in Argentina.

The internet connectivity products we provide through the Personal brand are specially tailored to the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services.

We offer Internet products ranging from 25 to 1,000 MB.

Customers with a service of 25 MB or more represent 76% and 68% of the total customer base as of December 31, 2021 and 2020, respectively. Within this range, customers have contracted service plans of 100 MB, 300 MB and 1,000 MB which, as of December 31, 2021 amount to 1,074,020, 175,464 and 9,170, respectively, positioning our “Personal” brand as the technological benchmark brand of the industry.

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

With respect to HFC, the reduction of the service areas and the increase in upstream capacity resulted in better service for users. On the other hand, we began to build a new overlapping FTTH network on the HFC network seeking to connect the new customer to this new network. Thus, we expect to ease the traffic in the HFC network and provide better services to our customers.

The renewal of the access network, together with the transformation process of the transport network, allows sites to be connected at maximum speed with each other and with the stations, and with the rest of the world. Based on these improvements in the transport network by bringing fiber optics to home, we continue to focus on offering customers the option of increasing access speed, moreover considering the growing popularization of the of home office modality in 2020 and 2021, as a consequence of the lockdown restrictions imposed as a result of the COVID-19 pandemic.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Additionally, we launched the new Internet Gateway to connect the network to the Internet.

Competition

We face nationwide competition in the Internet service market in Argentina from Telefónica, AMX Argentina (commercially known as Claro), Gigared and Telecentro (providing a triple-play offer), among others. During 2021, Telefónica and AMX accelerated their investments for the construction of their fixed FTTH networks, increasing their penetration and ability to serve households in different areas of the country. This presents a new challenge for us with respect to the competitive scenarios of prior years, as new players with international support are aggressively entering the market. Our data services business faces competition from Telefónica, AMX Argentina and from several providers of niche data services such as Level 3 Argentina, IPlan and others.

➢	Cable Television Services

Overview

We deliver a two-way network with a bandwidth capacity of more than 1 GHz to approximately 81% of the homes passed through our cable network (87% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2021, we had approximately 3,338 thousand cable television subscribers in Argentina.

Our Cable Television Networks and Operating Regions

As of December 31, 2021, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of December 31, 2021, Telecom’s cable network covered approximately 70,000 kilometers, and its interurban fiber optic network passed through approximately 30,000 kilometers.

Retail and Corporate Programming and Other Cable Television Services

In 2021, we continued investing significant resources to expand the variety of programming options in order to appeal to potential new subscribers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, digital packages, Flow, HD packages, and video-on-demand services (VOD).

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

HD Services

We offer high definition versions of our Basic HD and our Premium HD Packages, in locations where the required technology to broadcast this format has been deployed. This programming package includes a large variety of genres such as sports, movies, series, documentaries and music, with high resolution and better image quality. This offer also includes open air channels under an HD format.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Flow STB service (which provides all of its programming in HD) offers our clients the option to pause, rewind, start from the beginning and record contents. On the other hand, during 2021 we continued incorporating the option to access different apps such as Star+, Paramount, Amazon and Disney +.

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

Flow and OTT Services

In order to enhance our customers’ experience while accessing our content offer, we offer a digital platform branded “Flow” that integrates television channels with On demand content. Through Flow, which uses the fastest fiber optic network in the country, our customers are able to watch television at any time and place and from any device (such as tablets, smartphones and smart TVs, among others). Flow allows us to distribute contents through an IP structure coupled with digital television quadrature amplitude modulation, which includes adequate security measures. Flow enabled our customers to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand”, contents and “cloud DVR” (which allows subscribers to save content in the provider’s database instead of the subscribers digital recorder). In 2021 we continued develop “Flow Now”, a box-less experience for our broadband customers. Flow also offers of our customers a single platform through which they can access different OTT services, like Netflix, Disney+, Star+, Amazon Prime Video and Paramount+, as long as they are subscribed to each one of them.

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

Among paid television systems, competition is driven primarily byprice, programming services offered, customer satisfaction; and quality of the system.

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

Overview

We own and operate a fixed local line telephone network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Following the opening of the entire Argentine market to competition in 2000, we expanded our footprint to the Southern Region of Argentina, to provide nationwide coverage. Fixed and Data Services are comprised of the following:

Residential and Corporate Telephony Services

●	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2021, we had approximately 2,417 thousand fixed telephony lines in service.
●	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

During 2021 we continued to strengthen our TOIP (fixed telephony service over IP) services and position through the evolution of the portfolio of security services solutions, together with a communication and dissemination campaign throughout the year, aiming to bring our wide range of services closer to corporate customers.

Wholesale Services

During 2021, we remained one of the leading providers of wholesale telecommunications solutions for the different providers and operators in the market, including cable operators, ISPs cooperatives and other service providers. Wholesale services include:

●	Infrastructure services. Infrastructure services primarily refer to:

Video Transport. Transport of video signals in standard and high definition, audio and video streaming

Interconnection services. Interconnection services include, among others, traffic and interconnection resources, dedicated Internet access services, transport of video signals in standard definition and high definition (which allows our customers to play multimedia content via Internet without the need of download), streaming audio and video, dedicated links, backhaul links for mobile operators, data center hosting/housing services (storage), dedicated links, layer 2 (Lan To Lan) and layer 3 (Internet Protocol Virtual Private Network) transport networks, video links, and value-added services, among others.

Internet services. Internet services mainly include the IP transit service. During 2021, Telecom focused most of its business on IP transit service, demanded by ISP providers to provide Internet connectivity to their customers through different market segments. This led to a significant increase in local and international bandwidth consumption.

Value Added services: IoT, Security, or other additional services.

International Long-Distance Service. We hold a non-expiring license to provide international telecommunications services in Argentina, including voice, data services, housing and international point-to-point leased circuits. Revenues are mainly derived from connectivity to the Argentine telephone network, bandwidth capacity under IRU, international point to point lease circuits, housing in the datacenter located in Argentina and data and IP transit services. We are connected to international telecommunications networks, mainly through various submarine fiber optic cables.

Services provided in the United States: During 2021, we continued developing commercial actions aimed at increasing the profitability of wholesale products, among which are the services for OTTs. Our presence in the United States, through our subsidiary Telecom USA, has enabled us to develop links with major North American cloud content and service providers.

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

The main solutions offered to large customers in recent years —that also continued during the year ended December 31, 2021— included, among others, the expansion of the truncated digital communications system for various agencies of the Autonomous City of Buenos Aires; the provision of 911 systems for public safety management, datacenter solutions to optimize operations for a supply chain management company and the implementation of unified communications, networking, collaboration and firewall solutions, with CISCO technology, for an insurance company.

In relation to IoT solutions, we provide the necessary technology for customers to connect to their data, applying intelligence for better and faster decision-making, helping them develop and improve the efficiency of their business. During 2020, we developed a new solution to add to the agriculture solutions portfolio, the “Remote monitoring of grains”.

During 2021, we maintained our focus on ICT solutions and the sale of data services and dedicated Internet accesses. This strategy is supported by the world class multi-site network of datacenters focused on communications, with over 7,000 square meters used to keep computer technology services throughout Argentina. Through this infrastructure, we offer a broad services portfolio including dedicated hosting and housing, connectivity, cloud services which enable our customers to optimize their costs by increasing the security of their information and avoiding hardware and software obsolescence issues. All the services are provided with support, security, connectivity and the ability to engage further management, professional, monitoring, storage and backup services.

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

We also continue with the unification of the trunk networks, consolidating network buildings, achieving not only operational efficiency but also reducing costs, such as energy and maintenance.

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

Regarding data services, our main competitors are Centurylink and Edgeconnex (an international datacenter specialized company that increased its market presence during 2021).

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

➢	Subsidiary- Micro Sistemas

Through our subsidiary Micro Sistemas, whose main activity is the provision and administration of services related to the use of electronic means of payment, transfers and/or electronic use of money, through telecommunications networks and equipment, we have developed a necessary platform for the operation of an electronic wallet.

During 2021, we launched a new digital wallet service, Personal Pay, initially in Beta version. Personal Pay is Personal’s new virtual wallet, through which people can pay, send, save and manage their money the way they want. With Personal Pay it is possible to (i) make fast and free transfers from any bank or virtual wallet through a Uniform Virtual Account (or CVU in Spanish); (ii) ask for a VISA Personal Pay prepaid card; (iii) recharge cell phone lines; (iv) pay for services; (v) recharge transport cards; (vi) enjoy many discounts and benefits to continue saving; and (vii) set savings goals.

Our objective is to continue promoting financial inclusion through the Fintech industry in Argentina. During 2022, Micro Sistemas will seek to incorporate new functionalities and solutions that continue to expanded financial inclusion, bringing financial solutions to segments of the population that are currently excluded of accessing such solutions.

➢	Subsidiaries in Paraguay and Uruguay

Paraguay

We provide nationwide mobile telecommunications services in Paraguay through our subsidiary Núcleo, under the “Personal” brand. Núcleo obtained licenses to provide commercial mobile services, Internet access, and videoconferencing and data transmission services in Paraguay.

As of December 31, 2021 Núcleo had approximately 2.2 million mobile subscribers.

In terms of Internet access services, during 2021 Núcleo continued to offer services through a combination of fiber optic Internet and Flow service, enhancing their value and aiming to promote Personal Family Combos.

In regards to postpaid mobile services, during 2021 Núcleo maintained its strategy of attracting customers through aggressive offers with 50% discounts on plans. Likewise, different campaigns continued to be carried out to build loyalty and retain postpaid customers. As for prepaid mobile services, Núcleo continued to offer packs that included data usage benefits, as well as unlimited calls to all operators.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Núcleo is the holding company of Tuves. The principal activity of Tuves is the distribution of audio and television signals via satellite to customers’ homes. Núcleo is also the holding company of Personal Envíos. The principal activity of Personal Envíos is the provision of mobile financial services.

Network and Equipment

In 2021, Núcleo continued with the deployment of the fixed network, reaching 530 thousand homes, which allowed us to improve the country’s connectivity and economic convenience for our customers and to consolidate as the Company with the largest fiber optic coverage in the country.

Competition

There are currently four participants in the mobile telecommunications services market in Paraguay. The operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. As of December 31, 2021, Núcleo’s main competitor was Tigo (a subsidiary of Millicom International Cellular). Tigo has a significant market share in terms of revenues.

In relation to Flow services, there are two other operators offering similar services in the Paraguayan market, Tigo and Claro, with Tigo being the main competitor with its "OneTV" service.

Uruguay

Telecom provides management and administration services to companies that render cable TV services in Uruguay under the brand Cablevisión through Telemás S.A., one of the Adesol’s subsidiaries. Cablevisión in Uruguay provides basic, HD or Premium Television Services.

As of December 31, 2021, Adesol had approximately 135,269 subscribers in Uruguay, providing them with cable television services under different technological platforms, DTH, cable and MMDS (Multichannel Multipoint Distribution System).

On the other hand, Cablevisión Flow service continued to be promoted, offering our customers the possibility of watching television programs and On Demand content, from any device, through a modern platform to which new functions were introduced during 2021.

Network and Equipment

During 2021 Adesol offered services through DTH (Direct To Home) Platform in Montevideo and the metropolitan area comprising Ciudad del Plata and different locations in the department of Canelones and in rural areas of northern of Uruguay. Adesol also offered services through cable TV in the capital cities of Artigas, Salto, Paysandú, Rivera, Tacuarembó and also in Paso de los Toros.

Competition

The television market in Uruguay has approximately 640 thousand subscribers, where Cablevisión holds a 22% share, after DirecTV, that holds a 32%. Then, the rest is divided among different local distributors. Only DirecTV can sell its services across the whole country, while Cablevision and the rest of the cable television operators have only territorial licenses. In Montevideo, Cablevisión leads the market with a 23% share, followed by DirecTV with a 22% share.

Although Cablevision maintained its market share throughout the last years and even increased during 2021, the exponential growth of DirecTV led to the detriment of the rest of the operators.

The market continues showing a downward trend, marked by the increase of online entertainment alternatives, mainly Netflix, which continues increasing its customers base. During 2021 we incorporated Disney+, Paramount+ and Star+ into the Flow plataform, seeking to turn Flow into a comprehensive platform attractive for our customers due to its content offering and its differential functionalities.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

INFORMATION TECHNOLOGY STRATEGY

In 2021, we advanced rapidly in the digital transformation of our operations and in the comprehensive experiences offered to our customers, attaining relevant milestones in spite of the COVID 19 pandemic and the ASPO.

The digital transformation of our operations seeks to integrate all operations and to develop an integrated system of platforms that are leveraged on connectivity and allow us to manage and improve the products and services we offer, and focus on the digital and convergent experience of our customers.

Among the highlights of 2021, we can mention:

Business Support Systems Transformation (the “#FAN Program”):

The #FAN Program is a comprehensive renewal program of the platforms managing the customer relationships (CRM), including the provision, charge, invoice and collection of our services. The main challenge faced by the #FAN Program during 2021 was the completion of the development of NPlay MVP 2 (the unification of the fixed and mobile code) and the beginning of the migration and amplification of services for the exhibit of #Fan functionalities.

During 2021, we migrated to the #FAN Program a total of 19 million of our mobile subscribers and we modified the main sales and after-sales functionalities and changed the initial view of the customer (products and services are grouped by address).

SWITCH - Digital experiences:

This program helps us maintain a common strategy in our digital sales channels (e-commerce) and after-sales (self-management), to provide our customers with a convergent and omnichannel experience. We launched the New E-Commerce and Convergent Self-Management APP, which allowed us to accelerate our digital experience through greater functionalities, permanent evolution, service transformation and personalized value content. In addition, we carry out the adaptation of the brand unification.

Dataphoenix Project:

We launched the Dataphoenix Program during the 1Q of the year. Our objective is to enable a data platform that is available when required by our teams. It evolves the different Telecom data repositories by integrating them into a cleaner, more functional and consistent one.

Enabling Platform

Pursuant to our business strategy, we focus on building task-oriented teams capable of working autonomously through a self-service platform with built-in security.

During 2021, we developed “CloudValley”, our collaborative self-service portal that allows to manage infrastructure and services through a single catalog, supplementing our enabling platforms with a self-service portal that enhances the experience of our developers and all infrastructure users.

At the beginning of 2021, we made available the first version of CloudValley allowing users to start self-managing infrastructure items such as virtual machines across all of our private data centers, improving their experience and minimizing time to market.

Under our simplified and open digital architecture strategy, we have made progress in the implementation of our APIfication model, initiating the availability of services embedded in APIs that allow their reuse, accelerating our developments and delivering value to our customers. Through the Mulesoft platform as our first APIfication platform, we have developed more than 12 APIs that are currently being used by our new CRM, Self-Management and E-Commerce APP, which has allowed us to accelerate the time to market of various solutions.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

IT and Datacenter Operations

Datacenter 4 Program (“DC4 Program”) develops a convergent infrastructure model with the aim of having a shared and convergent view of the services, processes and operations of our infrastructure. Two of the fundamental pillars of DC4 are “efficiency” and “optimization”, deploying flexible models for the future and “cultural change”, acquiring the knowledge and experiences to accompany our transformation as a provider of digital services.

This new on-premise convergent model, which already has a help desk, consists of a team of 28 people working under a DevOps culture, which means that the software development and everything that has to do with infrastructure and security.

All of our services have been migrated from the business-to-business ("B2B") segment of own use, as well as the new equipment at Edificio Hornos and new sites at San Lorenzo.

Multicloud at scale is an example of what we seek to build as practice with a 360 vision, decentralizing the generation of infrastructure, building knowledge and capabilities.

More than 25 applications were implemented on AWS, a self-service portal, jointly implementing the FinOps practice for better management of resources.

In addition, we have managed to secure this infrastructure model via dedicated links, ensuring the services concerned.

With platform in scaling mode, we deliver value to our customers with the applications implemented so far allowing us to evaluate scalability, time, cost, and effectiveness. This enabling platform is consolidated into 7 cells with more than 130 people working on them.

On the other hand, more than 170 people were trained in these technologies, not only with AWS but also with Google.

These developments allow us to continue to accelerate our adoption of a sustainable hybrid multicloud strategy, as a key enabler for the evolution of the business, managing to adapt quickly and with scalability in order to change the mindset and develop 100% digital businesses.

Cybersecurity

We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by Law No. 25,326 on personal data protection and the Payment Card Industry Data Security Standard. Additionally, we make regular security assessments, which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan.

As cyberattacks evolve and become more sophisticated, we seek to constantly strengthen our prevention and monitorization efforts. As part of such efforts, we routinely review, reinforce and test our security processes and procedures through simulation exercises in the area of cybersecurity. The outcome of such exercises is an important part of a feedback process designed to improve  our cybersecurity strategies.

For more information regarding cybersecurity risk, see “Item 3—Key Information—Risk Factors— Risks Relating to Telecom and its operations—A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.”

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telecom’s marketing activities included:

●	advertising on television, radio, newspapers, billboards on the streets and local programming channels offered to customers;
●	personal visits to current and potential customers;
●	telemarketing directed to potential and former customers, as well as current customers who have not subscribed to any premium services;
●	mailing information and special promotional material to current and potential customers; and
●	special events for Telecom’s customers, some of which are sponsored jointly with programming providers.

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

In 2021, Telecom’s customer satisfaction indexes have been remained above its goal of 87.5%, based on top two box methods, confirming the excellence of the services we provide. Telecom believes that its attention to customer service differentiates it from its competitors and is rewarded with customer loyalty.

SUSTAINABILITY

At Telecom, sustainability is a management model embedded in our corporate policy that allows us to carry out our operations focusing on the generation of value in our economic, social and environmental performance.

Since 2004, Telecom has adhered to the United Nations Global Compact and complied with the 10 principles on human rights, quality of employment, environmental care and the fight against corruption. The Company's commitment to comply with such principles is ratified every year and is part of its sustainability model. This model is based on the Company's Code of Ethics and Conduct which incorporates, through declarations of principles and values, moral and ethical foundations within the organization.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We are leaders in an industry that is one of the pillars for the social and economic development of the country. Under our sustainability strategy, we seek to play an active role in the community with programs that use technology as a tool for social inclusion and education, to promote the value of diversity, and to generate climate-positive actions that reduce the impact of our operations on the environment.

Our 2021 Sustainability Plan promoted good practices aimed at all our stakeholders - community, employees, suppliers, environment, customers, and investors - seeking to enhance the contribution of Telecom's social and environmental performance.

Telecom has developed a social investment plan aimed at the community that is focused on the promotion of the use of technology as a tool for the community's progress and growth. The plan currently comprises three initiatives:

●	Digit@lers: free programming courses aimed at young people interested in developing their future in the technology industry;
●	Chicas digit@lers (Digit@lers Girls): free courses aimed at young women aged 13-17 to introduce them to the world of technology and thus reduce the gender gap in the tech industry; and
●	Nuestro Lugar (Our Place): a program that promotes the responsible, safe and creative use of technology among children and teenagers, through cyber-citizenship and educational workshops at schools. It also includes teacher training for the use of technologies in the classroom.

Regarding our environmental strategy, we seek to build a business model that minimizes the environmental footprint of the services we provide. This commitment entails the responsible use of natural resources and materials, favoring a circular economy and the management of products and materials at the end of their life cycle.

We work on different lines of action, such as the identification of energy efficiency opportunities, the responsible waste management, the minimization of environmental risks, the development of an internal environmental culture based on awareness, and the inclusion of sustainability principles in our products and services, and in our value chain.

We disseminate all these initiatives among our stakeholders through our Sustainability Report, a document we have been publishing for 14 years. It summarizes our progress and the challenges in building a sustainable management, with a focus on the creation of value for our audiences and for society in general.

In 2021, we published our first Integrated Report in which we report on our environmental, social and governance (ESG) impacts through financial and non-financial information included in a single document. The Integrated Report complies with the international sustainability guidelines issued by the Global Reporting Initiative (GRI). It details our contribution to the United Nations Sustainable Development Goals (SDG) and its 2030  Agenda and to the 10 principles of the United Nations Global Compact, as well as our compliance with International Standard ISO 26.000:2010 and with the standards established by the Sustainability Accounting Standards Board (SASB). In addition, since 2011, we have submitted the Company's indicators to an external assurance review. This report is also our Communication on Progress of the United Nations Global Compact Principles, to which we have adhered in 2004.

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

REGULATORY AUTHORITIES AND FRAMEWORK

Our activities are affected by, and will continue to be affected by, among others, rules and regulations applicable in Argentina, Paraguay, Uruguay and United States, which we describe below.

REGULATORY AUTHORITIES

The regulatory authorities described below are primarily responsible for regulating the services we provide. Other authorities also have jurisdiction over different aspects of our operations, including, without limitation, antitrust authorities, the CNV, the public registry of commerce and tax authorities.

Argentina

The ENACOM is the principal regulatory body responsible for the regulation, control and supervision of the ICT sector. The ENACOM is an autonomous federal agency within the purview of the Secretary of Public Innovation (which, in turn, is under the supervision of the Cabinet of Ministers).

Our subsidiary Micro Sistemas is registered as a PSP (Payment Service Providers that offer payment accounts) and is under the oversight of the BCRA. In that regard, during fiscal years 2020 and 2021, the BCRA issued several Communications, whereby, among other things, it established the same rules for legal entities that, without being financial entities, serve at least one function in the provision of payment services, and therefore, compete. The most important provisions of the effective legislation are related to (i) the offering of accounts and funds management; (ii) Oversight and Reporting Regime; and (iii) transparency.

In addition, our subsidiary is subject to the terms of "Financial Information Unit" (Unidad de Información Financiera or "UIF") regulations for this type of operations. For further information, please refer to "Note 2.f) of our consolidated financial statements.

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

United States

Our fixed wholesale telecommunications operations in the United States are subject to the authority of the Federal Communications Commission (the "FCC").

REGULATORY FRAMEWORK

Argentina

In Argentina, the provision of fixed and mobile telecommunications services, Internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The regulatory framework applicable to our business includes:

●	Law No. 27,078 - Argentine Digital Law or the “LAD” and its amendments;
●	Law No. 19,798 (to the extent it does not conflict with the LAD);

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

●	the Transfer Agreement and the List of Conditions;
●	the licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations.

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

Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, the PEN issued Decree No. 690/20 amending the LAD. Decree No. 690/20 declared ICT Services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered ENACOM to ensure accessibility.

Decree No. 690/20 further established that the prices of: (i) of the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii) the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU. Finally, Decree No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

Decree No. 690/20 was ratified by the Argentine Congress under Law No. 26,122 and was regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. Licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provided that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the PBU provided by Decree No. 690/20 for the different services provided by ICT licensees , establishing the price and the characteristics of each service plan, namely:

●	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;
●	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;
●	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;
●	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio electric or satellite link.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On January 29, 2021, the Company´s petition was denied and the precautionary measure rejected . The Company appealed such decision and, on April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company's appeal, revoke the first instance court's decision and, consequently, grant the preliminary injunction requested by the Company, ordering the suspension of the effects of Sections 1, 2, 3, 4, 5 and 6 of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and then extended for an additional six-month period until April 21, 2022. As supported by the preliminary injunction granted, the Company increased the prices of its services in June, September and December 2021.

In reaching its decision, the Court considered, that the "configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself".

The PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice.As of the date of this Annual Report, a decision on these proceedings remains pending.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. The Company’s Management and its legal advisors, consider that the Company has solid legal arguments to support its position and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company, notwithstanding the fact that at this stage it is not possible to predict the final outcome of the claim.

Preliminary injunction requested by"Asociación Civil de Usuarios Bancarios Argentinos" (" ACUBA")

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

On December 6, 2021, the Court ordered the joinder of the file with the one in re "Asociación de Consumidores de Argentina UCA v. AMX Argentina and other on Proceeding leading to a declaratory judgment", pending before the Federal Court on Administrative Litigation Matters No. 6 of the City of Buenos Aires.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by the Asociación Argentina de Televisión por Cable ("ATVC"), that a preliminary injunction requested by a representative of the cable television industry was granted by a Federal Court of the Province of Córdoba, ordering the suspension of Decree No. 690/20, of Decree No. 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to Decree No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

Preliminary injunction requested by "Catrie Televisora Color S.R.L. v. Estado Nacional re. Acción meramente declarativa de inconstitucionalidad"

On March 31, 2021, the Company was informed by ATVC, that a preliminary injunction requested by a representative of the cable television industry in the case Catrie Televisora Color S.R.L. v. Estado Nacional re. Acción meramente declarativa de inconstitucionalidad" (File No. 858/21), pending before the Federal Court of Córdoba No. 1, ATVC requested joint litigation, under the terms of Art. 90 inc. 2 of the National Civil and Commercial Procedure Code, requiring collective legitimacy, on behalf of the associated companies, and required the extension of the preliminary injunction issued in such case.

Likewise, on that date ATVC was notified of the resolution of the Federal Court of Córdoba No. 1 of March 30, 2021, which provided, in File. No. 858/21, the following summary: 1) grant the request for intervention of a third party made by ATVC; 2) direct the process as a collective process; 3) delimit the class affected to the cable and ICT services industries that are associated with ATVC; and 4) order the National Government the suspension of Decree No. 690/20, as well as all measures adopted as a result of that decree. The court also ordered the PEN and the ENACOM to abstain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered, in relation to all the certified class companies of this process.

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

The Auction Terms and Conditions authorized the use of the auctioned frequency bands for a period of 15 years as from the effective migration verification. Upon expiration, the regulatory authority could extend the terms of use upon formal request of the awarded operator (which price and conditions would be set forth by such authority).

Subsequently, Decree No. 1,340/16 provides that the term of authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, will be computed from the actual migration of the services currently operating in such bands in the AMBA. On August 30, 2018, the Resolution No. 528/18 was issued, in which it was stated that on February 27, 2018, the effective migration of such services had been verified.

Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

In December 2017, the Company was served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize the transfer in favor of Telecom Argentina of the authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the merger was approved by the CNDC and the ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications.

Telecom Argentina proceeded with a partial return of the radio-electric spectrum that exceeds the limit set during 2019 (40 Mhz) and completed it in March 2022 (40 Mhz). On March 11, 2022, the ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

OTHER MATERIAL REGULATIONS

Telecom is also subject to other material regulations in Argentina, such as the Regulation of ICT Services, the General Rules Governing ICT Service Customers, the Number Portability Regulation, General Rules Governing Interconnection and Access, Quality Rules for ICT Services, National Rules for Contingencies, International Roaming Agreement between Chile and Argentina, Infrastructure Sharing Regulation and Subscription Television Services Regulation, Regulatory Authority's Penalty, among others.

Regulatory Authority's Penalty Activities

On March 3, 2021, the "Sanctions Regime applicable to ICT Services" was approved through ENACOM Resolution No. 221/21. The mentioned Resolution, among others, provides that: (i) the penalty reference unit shall be PBU-SBT, whose value will be determined as of the date of payment, (ii) there is a cap of 50,000 PBU-SBT on the imposition penalty and a minimum of 50 PBU-SBT, (iii) the penalties imposed shall be published in the media and/or ENACOM's institutional website; and (iv) the penalties can be imposed on a daily basis as long as the lack of compliance with the regulation remains. The Resolution was ratified by the ENACOM Board of Directors on April 28, 2021.

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

Activities relating to Iran

Commercial Agreements with International Carriers (fixed services):

During 2021 we have provided international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Our total expenses under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately P$0.012 thousand (P$0.014 thousand in current currency as of December 31, 2021).

During 2021, and regarding outgoing traffic, we have sent traffic to Iran mainly through Verizon Communications Inc. (United States), Telecom Argentina USA (United States) and Telecom Italia Sparkle S.p.A (Italy).

Regarding incoming traffic, we charge the relevant international carrier for traffic ending in our network. Consequently, we do not know the country of origin of such traffic.

Accordingly, our total payables and receivables from international carriers include balances arising from traffic related to Iran but it is not possible to segregate them.

The outbound costs are wholly immaterial with respect to the Company’s consolidated operating expenses for the period presented.

Roaming agreements (mobile services)

Until February 1, 2019, we had a roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allows our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2021, receivables and payables generated under the roaming agreement with the MCI were as follows:

	December 31, 2021
	(In thousands of P$)
Roaming agreements (mobile services)	Receivables	Payables
Iran	22	29
Total	22	29
% of respective consolidated total amounts	(a)	(a)
(a)Less than 0.001%.

Activities relating to the Designated Countries – Cuba, North Korea and Syria

In addition to the mandatory disclosure pursuant to ITRSHRA described above, our activities that directly or indirectly relate to the “Designated Countries” (countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls), during 2021, were the following:

i. Roaming agreements (mobile services)

During 2021 we maintained Roaming agreements with ETECSA Cuba. The Roaming agreement with MTN Syria was terminated on February 1, 2019, through a notarial certificate stating the termination at a technical level of such service. Finally, we do not maintain any commercial relationship with North Korea.

As of December 31, 2021, revenues, expenses, receivables and payables related to roaming agreements with the Designated Countries were as follows:

	December 31, 2021
	(In thousands of P$)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Syria	n/a	n/a	n/a	40
Cuba	8	368	441	6,957
Total	8	368	441	6,997
% of respective consolidated total amounts	(a)	(a)	(a)	(a)
(a)Less than 0.001%.

	December 31, 2021
	(In thousands of P$ in current currency)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Syria	n/a	n/a	n/a	40
Cuba	10	443	441	6,957
Total	10	443	441	6,997
% of respective consolidated total amounts	(a)	(a)	(a)	(a)
(a)Less than 0.001%.
ii.	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries. We do not maintain any commercial relationship involving North Korea.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Regarding outgoing traffic, during 2021, Telecom has sent traffic to the Designated Countries mainly through Telefónica Perú (Perú), Telecom Argentina USA (United States), and ETECSA (Cuba).

As of December 31, 2021, revenues, expenses and payables from commercial agreements with the Designated Countries were as follows:

	December 31, 2021
	(In thousands of U$S)
Commercial Agreements with International Carriers (fixed services)	Revenues	Expenses	Payables
Syria	n/a	1	n/a
Cuba	61	258	—
Total	61	259	—
% of respective consolidated total amounts	(a)	(a)	(a)
(a)Less than 0.001%.

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

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following table sets forth our capital expenditures for each of the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021	2020	2019

	(P$ million)
Real estate	13	9	44
Switching equipment	629	657	711
Mobile network access, external wiring & transmission	12,896	14,734	14,940
Computer equipment and software	5,518	4,133	1,829
Other	63,212	61,133	113,710
Subtotal tangible capital expenditures	82,268	80,666	131,234
Licenses	292	—	29
Subscribers acquisition costs	2,342	2,663	3,309
Other	648	795	2
Subtotal intangible capital expenditures	3,282	3,458	3,340
Total capital expenditures in PP&E and intangible assets	85,550	84,124	134,574
Right of use assets	18,154	16,631	11,049
Total capital expenditures in PP&E and intangible assets and Right of use assets	103,704	100,755	145,623

Our capital expenditures were approximately US$ 752 million in 2021, US$ 680 million in 2020 and US$1,086 million in 2019, and represented 20%, 18.6% and 27.6% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2022 will be approximately US$589.5 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

We expect to finance these expenditures through cash flows generated by our operations and financing provided by third parties.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying the amount of PP&E:

	As of December 31, 2021
	Services rendered
	in Argentina	Other abroad	Total

	(P$ million)
Real estate	60,571	822	61,393
Switching equipment	6,100	1,641	7,741
Mobile network access, external wiring & transmission	190,349	8,456	198,805
Computer equipment and software	44,645	2,200	46,845
Materials	44,157	1,531	45,688
Others	90,476	6,570	97,046
Total PP&E, net carrying value	436,298	21,220	457,518	(1)
(1)	Excluding valuation allowance for obsolescence and impairment of materials for P$4,724 million and impairment of PP&E for P$1,620 million.

All the above-mentioned assets were used to provide service to our customers.

As of December 31, 2021, we have entered into purchase commitments relating to PP&E totaling P$26,758 million. Our current major suppliers of PP&E are Sagemcom BroadBand Sas, Huawei International Co. Limited, Huawei Tech Investment Co. LTD Argentina, Nokia Argentina S.A., Corning Optical Communications LLC, IBM Argentina S.R.L., Arris Solutions Inc., Cisco Systems, and Nokia Solution and Networks Argentina.

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

Management Overview

The ASPO ordered by the National Government due to the COVID-19 outbreak - which began in March 2020 and continued during in 2021 - generated an expansion of the digital ecosystem: social and commercial relationships, education, relations with institutions, and the economy were able to continue functioning remotely. Telecom played a key role in making this possible. Through its services, the Company is not only present in the heart of its customers' homes, but also in the operation of companies and in people's everyday lives.

In addition to the challenges that the continuity of operations represented for Telecom the ASPO context, we added the reinforcement of networks and systems to guarantee a service according to the high consumption demand of our customers.

The consequences of the pandemic proved that the ICT industry represents the growth engine of the digital economy. Maintaining and fostering competition, with the ability to establish trade policies, is the best way to ensure that users can continue to access further and better services. In addition, a strong commitment of all sectors of society and greater public-private articulation are required to promote sustained growth in private employment and production.

This way, we have accelerated our own digital and cultural transformation, focusing on developing a new hybrid work model,  that constitutes a more dynamic and collaborative experience, with a mix of face-to-face and remote work schedules. We have transformed the main administrative buildings of the Company into “Experience Centers” (a new work experience focused on the balance between professional, family and personal life, including a mix of work modality options, depending on the needs of the different projects and types of task: full homeworking, face-to-face and the combination of both modalities), with the aim of promoting spaces for co-working, meeting, sharing, and collaborating. This allows us to further strengthen an agile culture of digital teamwork with collaborative leadership, which promotes co-creation, innovation and diversity. In addition, we have made headway with the modernization of our systems and infrastructure, in order to improve our customers’ satisfaction and strengthen our relationship.

As an expression of such developments in our services, we have renewed our institution and brand’s visual identity. From now on, Personal enables our customers to have full connectivity, with the best service experience, thanks to our fixed and mobile networks. Flow is a true meeting point for all entertainment, integrating content from the most important platforms on the market. In addition, under the Telecom brand, we continue to bring digital solutions to corporate and government segments, further contributing to their development and growth.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Consolidated revenues in 2021 amounted to P$425,493 million as compared to P$455,234 million in 2020 and P$487,067 in 2019. The decrease of P$29,741 million in 2021 (a 6.5% decrease) was mainly due to lower services revenue, partially offset by higher equipment revenues. The decrease of P$31,833 million in 2020 (a 6.5% decrease) was mainly due to lower fixed and data services revenues, Internet services revenues, Cable Television service revenues and equipment sales, partially offset by higher Mobile services revenues.

Net income in 2021 amounted to P$9,940 million as compared to a net loss of P$7,704 million and net loss of P$7,989 million in 2020 and 2019, respectively. Net income attributable to Telecom Argentina amounted to P$8,665 million in 2021. Net income for 2021 increased by P$17,644 million as compared to 2020. Net loss attributable to Telecom Argentina amounted to P$8,626 million in 2020. Net loss for 2020 decreased by P$285 million as compared to 2019. Net loss attributable to Telecom Argentina amounted to P$9,034 million in 2019.

For a detailed analysis of our results of operations for fiscal year 2021, see “—Years ended December 31, 2021, 2020 and 2019” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2021, 2020 and 2019—Factors Affecting Results of Operations” and “—Trend Information” below.

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

Years ended December 31, 2021, 2020 and 2019

For purposes of these sections, the fiscal years ended December 31, 2021, 2020 and 2019 are referred to as “2021,” “2020” and “2019,” respectively.

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

During 2020, aggregate economic activity was mainly affected by the COVID-19 pandemic. That year, Argentina experienced the sharpest year-on-year GDP decline in its economic history since 2002.

During the first quarter of 2021, the economy started to recover, even though it remained 3.3% below pre-pandemic levels. A new wave of COVID-19 stalled the economy's recovery in the second quarter of 2021. During the second half of the year, the economic activity continued its recovery, mainly driven by the impact of a successful nationwide vaccination plan and the ease of restrictive measures that had a negative impact on the economy. In 2021, GDP experienced a growth of approximately 9,7% as compared to 2020. However, this growth did not compensate the decrease recorded in 2020. New variants of COVID-19 continue to emerge and the development of novel strains could eventually jeopardize the favorable epidemiological evolution.

Although in 2021 there was a decrease in public spending and higher tax revenues compared to 2020, the fiscal deficit persisted. As of December 31, 2021, the peso depreciated by 22.1% against the US dollar, while inflation increased in the year-on-year comparison reaching 50.9% at the end of December 2021.

During 2021, exports approached the record achieved in 2011 for the first time in 10 years, allowing the accumulation of international reserves during the first half of the year. However, the financial demand for foreign currency increased significantly during the second half of the year, mainly driven by Argentina's reliance on money issuance and a drop in the demand for Argentine pesos. Moreover, Central Bank reacted to the consequent loss of international reserves by reinforcing foreign exchange controls for individuals and companies.

Regarding external debt, the restructuring of Argentina's foreign-currency denominated debt in 2020 (including foreign-law governed debt and bonds governed by Argentine law), the Argentine government continues to negotiate with the IMF seeking to agree on a new program addressing the term of the debt incurred under the existing SBA. As of December 31, 2021, Argentina´s country risk stood at 1,688 points. On January 28, 2022, the IMF and the Argentine Government reached an understanding on certain key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine Government reached a staff-level agreement with the International Monetary Fund and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the congress passed and sent to the Senate the bill that supports the agreement between Argentina and the International Monetary Fund. On March 17, 2022, the Senate approved the agreement.

Effect of Inflation

Pursuant to International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises, but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information in constant Argentine Pesos as of December 31, 2021, for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.e) to our Consolidated Financial Statements.

The CPI index has registered an increase of 50.9% and 36.1% on a year-over-year comparison for 2021 and 2020, respectively.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2021 and must be restated using the annual index of the current year.

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

In the first, second and third year as from its effectiveness, this procedure shall be applicable as long as the variation of the IPC, calculated from the beginning to the end of each of these years exceeds 55%, 30% and 15%, respectively. In order to calculate income tax inflation adjustments, since the amendment of Law No. 27,541, one-sixth of the income tax inflation adjustment shall be computed in each fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years. The income tax inflation adjustment corresponding to fiscal years beginning on or after January 1, 2021, is fully charged to the fiscal year.

During the years ended December 31, 2019, 2020 and 2021 the variation of the IPC exceeded the threshold set for the application of the income tax inflation adjustment for tax purposes for these years. Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$41,919 million as of December 31, 2021.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

In 2021, the Argentine Peso continued its devaluation against major foreign currencies, particularly the U.S. dollar. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 22.1% against the U.S. dollar during the year ended December 31, 2021 (compared to 40.5%, 58.9% in the years ended December 31, 2020 and 2019, respectively).

Also, since September 2019, following the economic instability and the significant devaluation of the Peso that took place after the primary elections, foreign exchange controls and restrictions to the transfer of currency abroad were reinstated. The Fernández administration sought to future prevent additional demand for foreign currency by maintaining and reinforcing exchange controls (i.e., the imposition of higher taxes on the acquisition of foreign currency, among others). In response to these measures, several parallel U.S. dollar trading markets developed in which the Argentine peso-U.S. dollar exchange rate differ substantially from the official Argentine peso-U.S. dollar exchange rate. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

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

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See "Item 10-Additional Information-Foreign Investment and Exchange Controls in Argentina".

	Average(1)	End of Period
Year Ended December 31, 2019	49.31	59.89
Year Ended December 31, 2020	71.61	84.15
Year Ended December 31, 2021	95.81	102.72
March 2022 (through March 17, 2022)	—	109.51

(1)Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

Internal Growth

We have focused on increasing our broadband Internet penetration by providing and offering bandwidth connectivity to our existing cable television subscribers, telephony customers and new customers.

Total monthly ARPU for mobile telephony services in Argentina was P$617.0 in December 2021 as compared to P$658.4 in December 2020. Total monthly ARPU for Internet services in Argentina was P$1,727.1 in December 2021 as compared to P$1,918.5 in December 2020. Total monthly ARPU for our cable television services of Telecom Argentina was P$1,883.2 in December 2021 as compared to P$2,086.3 in December 2020.

Total monthly ARBU in our fixed telephony services in Argentina was P$777.2 in December 2021 as compared to P$866.9 in December 2020.

The following table shows certain information regarding calculation of ARPU and ARBU as of the dates specified:

	2021	2020	2019
Number of fixed telephony services lines (thousands)(1)	2,417	2,821	3,183
ARBU (in P$/month) (national + international) (5)	777.2	866.9	908.7
Number IP fixed telephony services lines (thousands)	721	347	121
Internet access (thousands)	4,248	4,158	4,123
ARPU Internet (in P$/month) (5)	1,727.1	1,918.5	2,175.8
Personal Mobile telephony services lines (thousands)	20,129	18,433	18,932
ARPU Personal (in P$/month) (5)	617	658.4	651.6
MBOU Personal (in Mb per user/month) (2)	4,317.1	3,984.7	3,411.4
Núcleo’s customers (thousands)(3)	2,414	2,351	2,373
ARPU Núcleo (in P$/month) (6)	636.5	680.0	713.0
MBOU Núcleo (in Mb per user/month) (2)	8,860.7	7,433.6	6,754.4
Cable TV subscribers (thousands)	3,563	3,546	3,517
ARPU Cable TV (in P$/month) (5)	1,883.2	2,086.3	2,394.8
Headcount (4)	22,587	23,254	23,728
(1)	Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.
(2)	Correspond to customers with consumption higher than 10Mb.
(3)	Including Wi-Max Internet customers.
(4)	Including temporary employees, if any.
(5)

Includes restatement in current currency as of December 31, 2021 in accordance to IAS 29, for further information please see “—Years ended December 31, 2021, 2020 and 2019-Consolidated Results of Operations below”

(6)	Includes P$107.3, P$297.0 and P$432.3 related to the restatement in current currency as of December 31, 2021 in accordance to IAS 29 as of December 31, 2021, 2020 and 2019, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

In the mobile business, to provide subscribers with new and better services, Telecom must enhance its mobile networks extending 3G and 4G/4G+ technology and bandwidth for mobile data transmission Moreover, Telecom is developing an LTE infrastructure expeditiously, in response to regulatory requirements and development in the market for the mobile services. We will also begin with the deployment of 5G technology that will allow us to expand our product portfolio and meet market demands in the future.

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

The consolidated financial statements and the related information included in this Annual Report have been presented on the basis of the current currency as of December 31, 2021 to take into account the effect of inflation in Argentina in accordance with the requirements of IAS 29.

The Company restated all the non-monetary items in order to present them in current currency as of December 31, 2021. The main non-monetary items subject to restatement include Property, Plant and Equipment, Intangible assets (including Goodwill), Rights of Use, Inventories, certain Investments in subsidiaries and the Equity items. The treatment of non-monetary assets impacts the determination of deferred tax assets/liabilities, with the exception of Equity items. All items were restated since the date of the initial recognition or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2021.

Additionally, pursuant to IAS 29 our Income Statement was restated in current currency as of December 31, 2021.

The items of the Consolidated Statement of Cash Flows must also be restated in current currency as of December 31, 2021. The restatement effect has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

All comparative figures have also been presented in the current currency of December 31, 2021.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results, amounted to P$17,163 million, P$8,450 million and P$15,615 million as of December 31, 2021, 2020 and 2019, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

According to FACPCE Resolution No. 539/18, the general price index must be determined by reference to the Internal Wholesale Price Index (IWPI) through 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires, due to the fact that during those two months no IWPI measurements were published at national level. Since January 2017, changes in the general price index must be determined by reference to the National Consumer Price Index (National CPI). The tables below present the evolution of these indexes in the last five years according to official statistics (INDEC) following the guidelines described in Resolution No. 539/18:

	As of December	As of December	As of December	As of December	As of December
Variation in Prices	31, 2017	31, 2018	31, 2019	31, 2020	31, 2021

Annual	24.7%	47.6%	53.8%	36.1%	50.9%
Accumulated 3 years	96.6%	147.8%	183.2%	209.2%	216.1%

For further information see Note 1.e) to our Consolidated Financial Statements and see “Item 3 — Risk factors—Risk Related to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.”

For 2021, we reported  net income of P$9,940 million as compared to 2020 net loss of P$7,704 million, and  net loss of P$7,989 million in 2019. Net income attributable to Telecom Argentina totaled P$8,665 million in 2021. Net income for 2021 increased by P$17,644 million as compared to 2020. Net loss attributable to Telecom Argentina totaled P$8,626 million in 2020. Net loss for 2020 decreased by P$285 million as compared to 2019. Net loss attributable to Telecom Argentina amounted to P$9,034 million in 2019.

Consolidated revenues in 2021 amounted to P$425,493 million as compared to P$455,234 million in 2020. The decrease of P$29,741 million in 2021 (a 6.5% decrease) was mainly due to lower services revenue, partially offset by higher equipment revenues. The decrease of P$31,833 million in 2020 (a 6.5% decrease) was mainly due to lower fixed and data services revenues, Internet services revenues, Cable Television service revenues and equipment sales, partially offset by higher Mobile services revenues.

In 2021, operating costs (including depreciation, amortization and impairment of fixed assets) amounted to P$428,280 million, representing an increase of P$3,678 million, or 0.9% as compared to 2020. The increase in operating costs in 2021 was mainly due to the Company's investment plan. In 2020, operating costs (including depreciation, amortization and impairment of fixed assets) amounted to P$424,602 million, representing a decrease of P$30,008 million, or 6.6% as compared to 2019. The decrease in operating costs in 2020 was consistent with the overall reduction of operating costs, except for interconnection and transmission costs and bad debt expenses.

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2021 Compared to 2020

	Year ended
	December 31,
	2021	2020	Total Change

	(P$ million)%			(P$ million)
Revenues	425,493	455,234	(6.5)	(29,741)
Operating costs (without depreciation, amortization and impairment of fixed assets)	(292,726)	(299,933)	(2.4)	7,207
Adjusted EBITDA(1)	132,767	155,301	(14.5)	(22,534)
Depreciation, amortization and impairment of fixed assets	(135,554)	(124,669)	8.7	(10,885)
Operating (loss) income	(2,787)	30,632	n/a	(33,419)
Earnings (losses) from associates	395	749	(47.3)	(354)
Debt financial expenses	28,700	(37,280)	n/a	65,980
Other financial results, net	16,949	10,649	59.2	6,300
Income tax expense	(33,317)	(12,454)	167.5	(20,863)
Net income (loss)	9,940	(7,704)	n/a	17,644

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	8,665	(8,626)	n/a	17,291
Non-controlling interest	1,275	922	38.3	353
(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

In 2021, Adjusted EBITDA totaled P$132,767 million, representing 31.2% of consolidated revenues. However, as a result of the Company’s investment plan, depreciation and amortization totaled P$135,554 million. Consequently, the operating loss for 2021 amounted to P$2,787 million.

In 2021, net income amounted to P$9,940 million. Additionally, financial results, net amounted to P$45,649 million and income tax expenses amounted to P$33,317 million, mainly as a consequence of tax rate variation effects pursuant to Law No. 27,430.

Revenues

	Year ended
	December 31,
	2021	2020	Total Change

	(P$ million)%			(P$ million)
Mobile Services	161,131	171,089	(5.8)	(9,958)
Internet Services	90,768	96,954	(6.4)	(6,186)
Cable Television Services	82,550	89,934	(8.2)	(7,384)
Fixed and Data Services	58,930	68,825	(14.4)	(9,895)
Other services revenues	2,318	1,863	24.4	455
Services Revenues	395,697	428,665	(7.7)	(32,968)
Equipment revenues	29,796	26,569	12.1	3,227
Revenues	425,493	455,234	(6.5)	(29,741)

During 2021, total consolidated revenues decreased by 6.5% amounting to P$425,493 million as compared to P$ 455,234 million in 2020. This decrease was mainly due to lower services revenues, partially offset by higher equipment revenues.

The decrease in total consolidated revenues occurs albeit the greater demand for services, the significant improvements in churn of mobile services and the stability in churn of other services. While the rate of inflation for 2021 was 50.9%, the range of measures introduced by the Argentine government relating to the prices of our services prevented us from fully transferring inflation to customers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Services revenues amounted to P$395,697 million in 2021, decreasing 7.7% as compared to P$428,665 million in 2020 and represented 93% of consolidated revenues. Equipment revenues amounted to P$29,796 million in 2021 as compared to P$26,569 million in 2020, and represented 7% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2021 increased consolidated revenues to P$68,145 million and P$197,953 million in 2021 and 2020, respectively.

Consolidated revenues for 2021 and 2020 are comprised as follows:

Mobile Services

Mobile services revenues in 2021 amounted to P$161,131 million (a decrease of P$9,958 million or 5.8% as compared to 2020), being the principal contributor to our total services revenues for 2021 (40.7% of consolidated services revenues in 2021 as compared to 39.9% in 2020).

The effect generated by the restatement in current currency as of December 31, 2021 included in Mobile services revenues amounted to P$25,685 million and P$74,258 million in 2021 and 2020, respectively.

Mobile services revenues in Argentina amounted to P$144,423 million (a decrease of P$7,193 million as compared to 2020), due to a decrease in the ARPU, partially offset by an increase of 9.2% in the number of customers.

Personal's mobile customers amount to 20.1 million and 18.4 million as of December 31, 2021 and 2020, respectively. The main ratios related to the services provided to these customers were:

●	59% of total are prepaid customers and 41% consist of postpaid customers as of December 31, 2021, compared to 58% and 42% respectively, as of December 31, 2020.
●	Mobile internet services revenues represent 75% of Personal’s customer total services revenues.
●	The ARPU amounted to P$617.0 as of December 31, 2021 (vs. P$658.4 as of December 31, 2020), representing a 6.3% decrease. The effect generated by the restatement in current currency as of December 31, 2021 included in ARPU amounted to P$96.4 and P$285.4 as of December 2021 and 2020, respectively.
●	The average churn rate per month amounted to 1.1% in December 2021 (vs. 2.2% average in December 2020).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.3 million customers with 4G devices throughout the country. The traffic carried by 4G technologies during 2021 corresponds to 92% of the total traffic.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use. In this scenario, the WiFi Pass service was launched, which allows customers who are also subscribed to Internet service to activate free of charge gigabytes for exclusive use to share Internet from their handsets with any other device, without consuming data from their original plan.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues -excluding out collect wholesale roaming, cell site rental and reconnection fee revenues and others- (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal's ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2021:

Year ended December 31,
2021
(P$ million)
Total Mobile service revenues	144,423
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(2,146)
Adjusted total service revenues included in the ARPU calculation	142,277
Average number of subscribers during the year (thousands)	19,216

Mobile services revenues generated in Paraguay amounted to P$16,708 million in 2021 (vs. P$19,473 million in 2020, representing a 14.2% decrease). The decrease was mainly due to the decrease in ARPU and the customer base, partially offset by the appreciation of the Guaraní against the Argentine Peso. The main ratios related to mobile services in Paraguay as of December 31, 2021 were:

●	Núcleo’s subscriber base reached 2.2 million customers as of December 31, 2021;
●	approximately 82% of the total of customers consisted of prepaid customers, and 18% consist of postpaid customers, as of December 31, 2021; while approximately 83% of the total of customers consisted of prepaid customers, and 17% consisted of postpaid customers, as of December 31, 2020;
●	ARPU amounted to P$636.5 as of December 31, 2021 (vs. P$680.0 as of December 31, 2020), representing a 6.4% decrease; and
●	the churn rate per month amounted to 3.3% in 2021 (vs. 3.5% in 2020).

Internet Services

Internet services revenues amounted to P$90,768 million in 2021 (equivalent to 21.3% of total consolidated revenues), decreasing P$6,186 million or 6.4% as compared to P$96,954 million in 2020, mainly due to the decrease in the Internet ARPU in Argentina of 10.0%, which reached P$1,727.1 in 2021 as compared to P$1,918.5 in 2020. The effect generated by the restatement in current currency as of December 31, 2021 included in ARPU amounted to P$274.7 and P$840.9 as of December 31, 2021 and 2020, respectively.

Customers with service of 20 Mb or higher represented 79% and 72% of the total customer base as of December 31, 2021 and 2020, respectively. Within this range there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb, that as of December 31, 2021 amounted to 1,074,420, 175,464 and 9,170, respectively.

Internet services churn rate per month amounted to 1.5% and 1.3% as of December 31, 2021 and 2020, respectively, increasing a 2.2% the subscriber base in 2021, which amounted to 4.2 million.

The effect generated by the restatement in current currency as of December 31, 2021 included in internet services revenues amounted to P$14,420 million and P$42,402 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2021:

Year ended December 31,
2021
(P$ million)
Total Internet service revenues	87,341
Components of service revenues not included in the ARPU calculation	74
Adjusted total service revenues included in the ARPU calculation	87,415
Average number of subscribers during the year (thousands)	4,214

Cable Television Services

Cable television service revenues amounted to P$82,550 million in 2021 (equivalent to 19.4% of total consolidated revenues), decreasing P$7,384 million or 8.2% as compared to revenues as of December 31, 2020. The decrease was mainly due to lower ARPU, which amounted to P$1,883.2 as of December 31, 2021, decreasing 9.7% as compared to an ARPU of P$2,086.3 as of December 31, 2020. The effect generated by the restatement in current currency as of December 31, 2021 included in ARPU amounts to P$306.7 and P$910.6 as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, the subscriber base in Argentina increased and amounted to 3.3 million customers, of which 1.1 million are subscribed to Flow. The monthly average churn amounted to 1.1% and 1.0% as of December 2021 and 2020, respectively.

In November 2020 we incorporated Disney+ to the Flow platform and, during 2021, the platform evolved with new facilities, innovative and quality content based on alliances with renowned national and international production companies. We incorporate Paramount+ and Star+, in addition to Netflix and Amazon Prime Video, making Flow one of Argentina’s leading entertainment comprehensive platforms. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.

The effect generated by the restatement in current currency as of December 31, 2021 included in cable television services revenues amounted to P$13,368 million and P$39,263 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2021:

Year ended December 31,
2021
(P$ million)
Total Cable television service revenues	75,153
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(294)
Adjusted total service revenues included in the ARPU calculation	74,859
Average number of subscribers during the year (thousands)	3,313

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$58,930 million in 2021 (equivalent to 13.8% of total consolidated revenues) decreasing P$9,895 million or 14.4% as compared to P$68,825 million in 2020. The effect generated by the restatement in current currency as of December 31, 2021 included in fixed and data services revenues amounted to P$9,609 million and P$29,961 million in 2021 and 2020, respectively.

The average monthly revenue billed per user ("ARBU") of fixed telephony services in Argentina decreased to P$777.2 in 2021 from P$866.9 in 2020. The effect generated by the restatement in current currency as of December 31, 2021 included in ARBU amounts to P$131.0 and P$378.7 as of December 31, 2021 and 2020, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

In line with this, Telecom announced a strategic alliance with the IBM Cloud business unit with the aim of further deepening access to hybrid cloud solutions and continuing to add information technology products to its portfolio.

Additionally, the new security solution "Strengthening users" has been developed, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.

Equipment

Equipment revenues amounted to P$29,796 million in 2021 (an increase of P$3,227 million or 12.1% as compared to 2020). The increase was mainly due to higher handsets sold as compared to 2020 (38)%, and approximately 31% increase in handsets sale price as compared to 2020.

The Company continued to promote the updating of handsets with financed offers and special discounts highlighting the convergence of services.

The effect generated by the restatement in current currency as of December 31, 2021 included in equipment revenues amounted to P$4,787 million and P$11,333 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased P$7,207 million in 2021, amounting to P$292,726 million, representing a 2.4% decrease as compared to 2020. These lower costs are related with the decrease in bad debt expenses, taxes and fees with the Regulatory Authority, interconnection and transmission costs, commissions and advertising and programming and content costs; partially offset by an increase in employee benefit expenses and severance payments and cost of equipment and handsets.

The effect generated by the restatement in current currency as of December 31, 2021 included in Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to P$49,341 million and P$130,840 million in 2021 and 2020, respectively.

	Year ended
	December 31,
	2021	2020	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(91,823)	(88,265)	4.0	(3,558)
Interconnection and transmission costs	(15,262)	(16,987)	(10.2)	1,725
Fees for services, maintenance, materials and supplies	(49,431)	(49,829)	(0.8)	398
Taxes and fees with the Regulatory Authority	(32,743)	(34,747)	(5.8)	2,004
Commissions and advertising	(24,392)	(26,040)	(6.3)	1,648
Cost of equipment and handsets	(20,961)	(16,803)	24.7	(4,158)
Programming and content costs	(28,949)	(30,443)	(4.9)	1,494
Bad debt expenses	(7,983)	(16,309)	(51.1)	8,326
Other operating expenses	(21,182)	(20,510)	3.3	(672)
Total operating costs (without depreciation, amortization and impairment of fixed assets)	(292,726)	(299,933)	(2.4)	7,207

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$3,558 million to P$91,823 million in 2021 as compared to P$88,265 million in 2020. The increase was mainly due to increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and higher severance payments, partially offset by a decrease in net payroll of 3%, amounting to 22,587 employees as of December 31, 2021.

The effect generated by the restatement in current currency as of December 31, 2021 included in Employee benefit expenses and severance payments amounted to P$13,994 million and P$38,087 million in 2021 and 2020, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$1,725 million, amounting to P$15,262 million in 2021 as compared to P$16,987 million in 2020, respectively. The increase was mainly due to the new dynamics of the business that implies an optimization of links and sites, partially offset by increases in the exchange rate in relation to services set in US$.

The effect generated by the restatement in current currency as of December 31, 2021 included in Interconnection and transmission costs amounted to P$2,491 million and P$7,324 million in 2021 and 2020, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$398 million, or 0.8%, amounting to P$49,431 million in 2021 as compared to P$49,829 million in 2020. Fees for services decreased in 2021 P$497 million, while maintenance, materials and supplies increased P$99 million, compared to 2020.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2021 included in Fees for services, maintenance, materials and supplies amounted to P$8,995 million and P$22,100 million in 2021 and 2020, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$2,004 million or 5.8%, amounting to P$32,743 million in 2021 as compared to P$34,747 million in 2020. The decrease was mainly to the effect of the decrease in sales in 2021.

The effect generated by the restatement in current currency as of December 31, 2021 included in Taxes and fees with the Regulatory Authority amounted to P$5,269 million and P$15,091 million in 2021 and 2020, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and others) and advertising, decreased P$1,648 million or 6.3%, amounting to P$24,392 million in 2021, as compared to P$26,040 million in 2020. The decrease was due to lower charges in advertising, partially offset by an increase for agent commissions.

The effect generated by the restatement in current currency as of December 31, 2021 included in Commissions and advertising amounted to P$3,808 million and P$11,243 million in 2021 and 2020, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold increased P$4,158 million, amounting to P$20,961 million in 2021 as compared to P$16,803 million for 2020. Thereby, P$20,003 million of this amount correspond to cost of handsets sold in Argentina, which increased 29.2% mainly due to higher handsets sold and the increase in the purchase prices of handsets, compared to 2020.

The effect generated by the restatement in current currency as of December 31, 2021 included in Cost of equipment and handsets amounted to P$4,873 million and P$7,783 million in 2021 and 2020, respectively.

Programming and content costs

Programming and content costs decreased by P$1,494 million amounting to P$28,949 million in 2021 as compared to P$30,443 million in 2020. The decrease was mainly due to commercial efficiency, partially offset by prices increases in almost all signals and higher costs related to local soccer programming considering that the activity was suspended between April and October 2020 as a result of the pandemic.

The effect generated by the restatement in current currency as of December 31, 2021 included in Programming and content costs amounted to P$4,748 million and P$13,243 million in 2021 and 2020, respectively.

Bad debt expenses

Bad debt expenses decreased P$8,326 million, amounting to P$7,983 million for 2021, representing approximately 1.9% and 3.6% of the consolidated revenues in 2021 and 2020, respectively. This decrease was mainly due to the various actions undertaken by the Company in retail defaulted-payment management as of the end of 2020 that had an impact in 2021. Through several campaigns and promotions, bad debt receivables are recovered from clients who, in many cases, had suffered a degradation of their services or were in a situation of disconnection, as a result of the pandemic and the country's general economic situation. Regarding corporate segment customers, collection procedures were carried, which resulted in the recovery of important receivables.

The effect generated by the restatement in current currency as of December 31, 2021 included in Bad debt expenses amounted to P$1,236 million and P$7,178 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) increased P$672 million to P$21,182 million in 2021 as compared to P$20,510 million in 2020. The increase is mainly due to higher provisions, partially offset by lower rentals and internet capacity charges and lower energy costs.

The effect generated by the restatement in current currency as of December 31, 2021 included in Other operating expenses amounts to P$3,927 million and P$8,791 million in 2021 and 2020, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company's Chief Operating Decision Maker (as this term is defined in IFRS 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2021	2020	Total Change

	(P$ million)%			(P$ million)
Net income (loss)	9,940	(7,704)	(229.0)	17,644
Income tax expense	33,317	12,454	167.5	20,863
Other financial results, net	(16,949)	(10,649)	59.2	(6,300)
Debt financial expenses	(28,700)	37,280	177.0	(65,980)
Earnings from associates	(395)	(749)	47.3	354
Operating (loss) income	(2,787)	30,632	(109.1)	(33,419)
Depreciation, amortization and impairment of fixed assets	135,554	124,669	8.7	10,885
Adjusted EBITDA	132,767	155,301	(14.5)	(22,534)

Our consolidated Adjusted EBITDA amounted to P$132,767 million in 2021, representing a decrease of P$22,534 million or 14.5% as compared to P$155,301 million in 2020. Adjusted EBITDA represented 31.2% and 34.1% of our total consolidated revenues in 2021 and 2020, respectively. The decrease can be largely attributed to a decrease in revenues, partially offset by a decrease in almost all operating costs.

Depreciation, Amortization and Impairment of fixed assets

Depreciation, amortization and impairment of fixed assets increased P$10,885 million, amounting to P$135,554 million in 2021 as compared to P$124,669 million in 2020. The increase was mainly due to the amortization of capital expenditures incurred after December 2020 as consequence of the Company´s investment plan.

The effect generated by the restatement in current currency as of December 31, 2021 included in Depreciation, amortization and impairment of fixed assets amounted to P$84,758 million and P$88,461 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating (loss) income

In 2021, our consolidated operating loss amounted to P$2,787 million, representing a decrease of P$33,419 million or 109.1% as compared to 2020. Operating (loss)/income represented (0.7)% and 6.7% of consolidated revenues in 2021 and 2020, respectively.

	Year ended December 31,		% of Change
	2021	2020	2021-2020
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA (1)	132,767	155,301	(14.5)
As % of revenues	31.2	34.1
Depreciation, amortization and impairment of fixed assets	(135,554)	(124,669)	8.7
As % of revenues	(31.9)	(27.4)
Operating (loss) income	(2,787)	30,632	(109.1)
As % of revenues	(0.7)	6.7
(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net loss to adjusted EBITDA in section "Adjusted EBITDA".

Financial Results, net

We incurred in financial income, net of P$45,649 million in 2021, as compared to a financial loss, net of P$26,631 million in 2020. Financial Results, net in 2021 mainly include gain generated by (i) foreign exchange differences measured in real terms of P$53,740 million as a result of a 22.1% devaluation of the Argentine peso against the US dollar vs. a 50.9% inflation (vs. a loss of P$2,943 million in 2020), (ii) the effect generated by the restatement in current currency, which amounted to a gain of P$17,163 million (vs. P$8,450 million in 2020), and (iii) operations with notes and bonds of P$1,411 million (vs. P$1,420 million in 2020). These gains were partially offset by a losses generated by (i) interest on financial debt measured in real terms of P$15,941 million (vs. P$21,687 million in 2020), (ii) financial debt renegotiation results of P$2,152 million, as a consequence of the partial refinancing of our financial debt (vs. P$5,198 million in 2020 - see Note 13 to our Consolidated Financial Statements), and (iv) other financial results of P$8,581 million.

Income tax expense

The Company's income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and; (iii) the income tax inflation adjustment in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468. For more information on income tax, see Note 3 and Note 15 to our Consolidated Financial Statements.

Income tax expense amounted to a loss of P$33,317 million in 2021 as compared to a loss of P$12,454 million in 2020. It includes mainly the following effects: (i) tax rate variation pursuant to Law No. 27,430, which replaced the tax rate of 25% with a scale of increasing rates based on the taxable income of each taxpayer that reaches 35% as of fiscal year 2021, (ii) regarding current tax expenses, Telecom's generated tax expense in fiscal years 2021 and 2020, amounting to P$18,630 million and P$364 million, respectively, and (iii) regarding the deferred tax, in 2021 and 2020, Telecom recorded a deferred tax loss of P$14,687 million and P$12,090 million, respectively.

Net Income

Telecom Argentina recorded a net income of P$9,940 million in 2021 as compared to a net loss of P$7,704 million for 2020 and represents 2.3% of consolidated revenues as compared to 1.7% in 2020. The gain was mainly due to the financial results, net amounting to P$45,649 million, partially offset by an operating loss amounting to P$2,787 million and the income tax expense amounting to P$33,317 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net income attributable to controlling shareholders amounted to P$8,665 million in 2021 as compared to a net loss of P$8,626 million in 2020.

(A.2) 2020 Compared to 2019

	Year ended
	December 31,
	2020	2019	Total Change

	(P$ million)%			(P$ million)
Revenues	455,234	487,067	(6.5)	(31,833)
Operating costs (without depreciation, amortization and impairment of fixed assets)	(299,933)	(328,666)	(8.7)	28,733
Adjusted EBITDA(1)	155,301	158,401	(2.0)	(3,100)
Depreciation, amortization and impairment of fixed assets	(124,669)	(125,944)	(1.0)	1,275
Operating income	30,632	32,457	(5.6)	(1,825)
Earnings (losses) from associates	749	(385)	n/a	1,134
Debt financial expenses	(37,280)	(34,229)	8.9	(3,051)
Other financial results, net	10,649	23,284	(54.3)	(12,635)
Income tax expense	(12,454)	(29,116)	(57.2)	16,662
Net loss	(7,704)	(7,989)	(3.6)	285

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(8,626)	(9,034)	(4.5)	408
Non-controlling interest	922	1,045	(11.7)	(123)
(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section "Adjusted EBITDA."

In 2020, Adjusted EBITDA totaled P$155,301 million, representing 34.1% of consolidated revenues, operating income totaled P$30,632 million, representing 6.7% of consolidated revenues. However, because financial losses, net, totaled P$26,631 million and we incurred income tax expenses of P$12,454 million, we incurred a net loss in 2020 of P$7,704 million.

Revenues

	Year Ended
	December 31,
	2020	2019	Total Change

	(P$million)%			(P$million)
Mobile Services	171,089	168,905	1.3	2,184
Internet Services	96,954	108,190	(10.4)	(11,236)
Cable Television Services	89,934	101,526	(11.4)	(11,592)
Fixed and Data Services	68,825	77,187	(10.8)	(8,362)
Other services revenues	1,863	1,590	17.2	273
Services Revenues	428,665	457,398	(6.3)	(28,733)
Equipment revenues	26,569	29,669	(10.4)	(3,100)
Revenues	455,234	487,067	(6.5)	(31,833)

During 2020, total consolidated revenues decreased 6.5% amounting to P$455,234 million as compared to P$487,067 million in 2019. The decrease in 2020 is mainly a consequence of lower Internet, cable television and fixed and data services revenues, and equipment revenues, partially offset by higher mobile services revenues.

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

Services revenues amounted to P$428,665 million in 2020, decreasing 6.3% as compared to P$457,398 million in 2019 and represented 94.2% of consolidated revenues. Equipment revenues amounted to P$26,569 million in 2020 as compared to P$29,669 million in 2019, and represented 5.8% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2021 increased consolidated revenues to P$197,953 million and P$292,886 million in 2020 and 2019, respectively.

Consolidated revenues for 2020 and 2019 are comprised as follows:

Mobile Services

Mobile services revenues in 2020 amounted to P$171,089 million (an increase of P$2,184 million or 1.3% as compared to 2019), being the principal contributor to our total services revenues for 2020 (39.9% of consolidated service revenues in 2020 as compared to 36.9% in 2019). The increase in 2020 is mainly due to higher revenues in Argentina, which amounted to P$151,616 million (an increase of P$5,586 million or 3.8% compared to 2019).

The effect generated by the restatement in current currency as of December 31, 2021 included in Mobile services revenues amounted to P$74,258 million and P$101,467 million in 2020 and 2019, respectively.

Personal's mobile customers amount to 18.4 million and 18.9 million as of December 31, 2020 and 2019, respectively, of which 7.7 million correspond to postpaid customers in both years. The main ratios related to the services provided to these customers were:

●	58% of total are prepaid customers and 42% consist of postpaid customers as of December 31, 2020, compared to 59% and 41% respectively, as of December 31, 2019.
●	Mobile internet services revenues represent 75% of Personal’s customer total services revenues.
●	The ARPU amounted to P$658.4 as of December 31, 2020 (vs. P$651.6 as of December 31, 2019), representing a 1.0% increase. The effect generated by the restatement in current currency as of December 31, 2021 included in ARPU amounted to P$285.4 and P$395.2 as of December 2020 and 2019, respectively.
●	The average churn rate per month amounted to 2.2% in December 2020 (vs. 2.9% average in December 2019).

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

Year ended December 31,
2020
(P$million)
Total Mobile service revenues	151,616
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(3,183)
Adjusted total service revenues included in the ARPU calculation	148,433
Average number of subscribers during the year (thousands)	18,786

Mobile services revenues generated in Paraguay amounted to P$19,473 million in 2020 (vs. P$22,875 million in 2019, representing a 14.9% decrease). The decrease was mainly due to the decrease in ARPU and the customer base, partially offset by the appreciation of the Guaraní against the Argentine Peso. The main ratios related to mobile services in Paraguay as of December 31, 2020 were:

●	Núcleo’s subscriber base decreased 4.7% , reaching 2.2 million customers as of December 31, 2020;
●	approximately 83% of the total of customers consisted of prepaid customers, and 17% consist of postpaid customers, as of December 31, 2020 and 2019;
●	ARPU amounted to P$680 as of December 31, 2020 (vs. P$713 as of December 31, 2019), representing a 4.7% decrease; and
●	the churn rate per month amounted to 3.5% in 2020 (vs. 3.2% in 2019).

Internet Services

Internet services revenues amounted to P$96,954 million in 2020 (equivalent to 21.3% of total consolidated revenues), decreasing P$11,236 million or 10.4% as compared to P$108,190 million in 2019,mainly due to the decrease in the Internet ARPU in Argentina of 11.8%, which reached P$1,918.0 in 2020 as compared to P$2,175.8 in 2019. The effect generated by the restatement in current currency as of December 31, 2021 included in ARPU amounted to P$840.9 and P$1,305.6 as of December 31, 2020 and 2019, respectively.

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

The effect generated by the restatement in current currency as of December 31, 2021 included in internet services revenues amounted to P$42,402 million and P$65,127 million in 2020 and 2019, respectively.

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

Year ended December 31,
2020
(P$million)
Total Internet service revenues	94,781
Components of service revenues not included in the ARPU calculation	—
Adjusted total service revenues included in the ARPU calculation	94,781
Average number of subscribers during the year (thousands)	4,117

Cable Television Services

Cable television service revenues amounted to P$89,934 million in 2020 (equivalent to 19.8% of total consolidated revenues), decreasing P$11,592 million or 11.4% as compared to revenues as of December 31, 2019. The decrease was mainly due to lower ARPU, which amounted to P$2,086.3 as of December 31, 2020, decreasing 12.9% as compared to an ARPU of P$2,394.8 as of December 31, 2019. The effect generated by the restatement in current currency as of December 31, 2021 included in ARPU amounts to P$910.6 and P$1,434.7 as of December 31, 2020 and 2019, respectively.

It should be noted that between April and October, 2020 we recorded no revenues related to domestic soccer transmissions given that soccer tournaments were suspended due to the COVID-19 pandemic. The lack of revenues impacted ARPU.

The monthly average churn amounted to 1.0% and 1.3% as of December 2020 and 2019, respectively.

The effect generated by the restatement in current currency as of December 31, 2021 included in cable television services revenues amounted to P$39,263 million and P$61,108 million in 2020 and 2019, respectively.

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

Year Ended December 31,
2020
(P$million)
Total Cable television service revenues	82,680
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(201)
Adjusted total service revenues included in the ARPU calculation	82,479
Average number of subscribers during the year (thousands)	3,294

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$68,825 million in 2020 (equivalent to 15.1% of total consolidated revenues) decreasing P$8,362 million or 10.8% as compared to P$77,187 million in 2019. The effect generated by the restatement in current currency as of December 31, 2021 included in fixed and data services revenues amounted to P$29,961 million and P$46,288 million in 2020 and 2019, respectively.

The average monthly revenue billed per user (“ARBU”) of fixed telephony services in Argentina decreased to P$866.9 in 2020 from P$908.7 in 2019. The effect generated by the restatement in current currency as of December 31, 2021 included in ARBU amounts to P$378.7 and P$551.1 as of December 31, 2020 and 2019, respectively.

Equipment

Equipment revenues amounted to P$26,569 million in 2020 (a decrease of P$3,100 million or 10.4% as compared to 2019). The decrease was mainly due to lower handsets sold as compared to 2019 (28%), partially offset by an approximately 70% increase in handset sale as compared to 2019.

The Company continued to promote the updating of handsets with financed offers and special discounts highlighting the convergence of services.

The effect generated by the restatement in current currency as of December 31, 2021 included in equipment revenues amounted to P$11,333 million and P$17,948 million in 2020 and 2019, respectively.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased P$28,733 million in 2020, amounting to P$299,933 million, representing a 8.7% decrease as compared to 2019. These lower costs are related with the decrease in all operating costs, except for interconnection and transmission costs and bad debt expenses.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2021 included in Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to P$130,840 million and P$199,021 million in 2020 and 2019, respectively.

	Year Ended December 31,
	2020	2019	Total Change

	(P$million)%			(P$million)
Employee benefit expenses and severance payments	(88,265)	(95,618)	(7.7)	7,353
Interconnection and transmission costs	(16,987)	(15,453)	9.9	(1,534)
Fees for services, maintenance, materials and supplies	(49,829)	(54,676)	(8.9)	4,847
Taxes and fees with the Regulatory Authority	(34,747)	(37,779)	(8.0)	3,032
Commissions and advertising	(26,040)	(30,027)	(13.3)	3,987
Cost of equipment and handsets	(16,803)	(22,089)	(23.9)	5,286
Programming and content costs	(30,443)	(37,053)	(17.8)	6,610
Bad debt expenses	(16,309)	(13,010)	25.4	(3,299)
Other operating expenses	(20,510)	(22,961)	(10.7)	2,451
Total operating costs (without depreciation, amortization and impairment of fixed assets)	(299,933)	(328,666)	(8.7)	(28,733)

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$7,353 million to P$88,265 million in 2020 as compared to P$95,618 million in 2019. The decrease was mainly due to a reduction in headcount to 23,254 employees as of December 31, 2020, and lower severance payments, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of December 31, 2021 included in Employee benefit expenses and severance payments amounted to P$38,087 million and P$57,297 million in 2020 and 2019, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) increased P$1,534 million, amounting to P$16,987 million in 2020 as compared to P$15,453 million in 2019, respectively. The increase was mainly due to increases in the exchange rate in relation to services set in US$ and the increase in TLRD services.

The effect generated by the restatement in current currency as of December 31, 2021 included in Interconnection and transmission costs amounted to P$7,324 million and P$9,298 million in 2020 and 2019, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$4,847 million, or 8.9%, amounting to P$49,829 million in 2020 as compared to P$54,676 million in 2019. Fees for services decreased in 2020 mainly due to the optimization of consumption of materials and to the effect of lower activity as a result of the ASPO, partially offset by increases in supplier’s services prices related to the maintenance of our networks and systems and home connections and disconnections of customers, among others.

The effect generated by the restatement in current currency as of December 31, 2021 included in Fees for services, maintenance, materials and supplies amounted to P$22,100 million and P$33,277 million in 2020 and 2019, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$3,032 million or 8.0%, amounting to P$34,747 million in 2020 as compared to P$37,779 million in 2019. The decrease was mainly to the effect of the decrease in sales in 2020.

The effect generated by the restatement in current currency as of December 31, 2021 included in Taxes and fees with the Regulatory Authority amounted to P$15,091 million and P$22,748 million in 2020 and 2019, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and others) and advertising, decreased P$3,987 million or 13.3%, amounting to P$26,040 million in 2020, as compared to P$30,027 million in 2019. The decrease was due to lower charges for agent commissions, lower equipment sales and a decrease in advertising of those equipment due to the lower activity caused by the ASPO.

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

The effect generated by the restatement in current currency as of December 31, 2021 included in Commissions and advertising amounted to P$11,243 million and P$18,002 million in 2020 and 2019, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold decreased P$5,286 million, amounting to P$16,803 million in 2020 as compared to P$22,089 million for 2019. Thereby, P$15,484 million of this amount correspond to cost of handsets sold in Argentina, which decreased 25.7% mainly due to lower handsets sold as compared to 2019 (-28%), partially offset by the increase in the purchase prices of handsets.

The effect generated by the restatement in current currency as of December 31, 2021 included in Cost of equipment and handsets amounted to P$7,783 million and P$14,352 million in 2020 and 2019, respectively.

Programming and content costs

Programming and content costs decreased by P$6,610 million, amounting to P$30,443 million in 2020 as compared to P$37,053 million in 2019. The decrease was mainly due to operating efficiencies and the impact generated by the lower cost of some sport signals, partially offset by the increase in the price of almost all the signals.

It should be noted that between April and October 2020 no revenues related to domestic soccer transmissions were recorded, considering that the activity was suspended as a consequence of the COVID-19 pandemic.

The effect generated by the restatement in current currency as of December 31, 2021 included in Programming and content costs amounted to P$13,243 million and P$22,294 million in 2020 and 2019, respectively.

Bad debt expenses

Bad debt expenses increased P$3,299 million, amounting to P$16,309 million for 2020, representing approximately 3.6% and 2.7% of the consolidated revenues in 2020 and 2019, respectively. This increase was mainly due to the deterioration of the economic situation of the country, including the temporary suspension on disconnection of services in cases of delay or default in payments provided by Decree No, 311/20, as disclosed in Note 29 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2021 included in Bad debt expenses amounted to P$7,178 million and P$7,857 million in 2020 and 2019, respectively.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) decreased P$2,451 million to P$20,510 million in 2020 as compared to P$22,961 million in 2019. The decrease is mainly due to lower rentals and internet capacity charges, lower energy costs and other public charges and other diverse charges, partially offset by higher provisions.

The effect generated by the restatement in current currency as of December 31, 2021 included in Other operating expenses amounts to P$8,791 million and P$13,896 million in 2020 and 2019, respectively.

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

The following table shows the reconciliation of Net loss to Adjusted EBITDA:

	Year ended December 31,
	2020	2019	Total Change

	(P$million)%
Net loss	(7,704)	(7,989)	(3.6)	285
Income tax expense	12,454	29,116	(57.2)	(16,662)
Other financial results, net	(10,649)	(23,284)	(54.3)	12,635
Debt financial expenses	37,280	34,229	8.9	3,051
(Earnings) losses from associates	(749)	385	n/a	(1,134)
Operating income	30,632	32,457	(5.6)	(1,825)
Depreciation, amortization and impairment of fixed assets	124,669	125,944	(1.0)	(1,275)
Adjusted EBITDA	155,301	158,401	(2.0)	(3,100)

Our consolidated Adjusted EBITDA amounted to P$155,301 million in 2020, representing a decrease of P$3,100 million or 2.0% as compared to P$158,401 million in 2019. Adjusted EBITDA represented 34,1% and 32.5% of our total consolidated revenues in 2020 and 2019, respectively. The decrease can be largely attributed to a decrease in revenues, partially offset by a decrease in almost all operating costs.

Depreciation, Amortization and Impairment of fixed assets

Depreciation, amortization and impairment of fixed assets decreased P$1,275 million, amounting to P$124,669 million in 2020 as compared to P$125,944 million in 2019. The decrease was mainly due to the spectrum impairment of P$4,403 million recognized as a result of the Merger in 2019, partially offset by the amortization of capital expenditures incurred in 2020.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2021 included in Depreciation, amortization and impairment of fixed assets amounted to P$88,461 million and P$97,051 million in 2020 and 2019, respectively.

Operating income

In 2020, our consolidated operating income amounted to P$30,632 million, representing a decrease of P$1,825 million or 5.6% as compared to 2019. Operating income represented 6.7% of consolidated revenues in 2020 and 2019, respectively.

	Year Ended December 31,		% of Change
	2020	2019	2020-2019

	(P$million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	155,301	158,401	(2.0)
As % of revenues	34.1	32.5
Depreciation, amortization and impairment of fixed assets	(124,669)	(125,944)	(1.0)
As % of revenues	(27.4)	(25.9)
Operating income	30,632	32,457	(5.6)
As % of revenues	6.7	6.7
(1)Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net loss to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results, net

We incurred financial losses, net of P$26,631 million in 2020, as compared to a financial loss, net of P$10,945 million in 2019. Financial Results, net in 2020 mainly include losses generated by (i) interest on financial debt measured in real terms of P$21,687 million (vs. P$22,080 million in 2019), (ii) financial debt renegotiation results of P$5,198 million, as a consequence of the partial refinancing of our financial debt (see Note 13 to our Consolidated Financial Statements), (iii) foreign exchange differences measured in real terms of P$2,943 million as a result of a 40.5% devaluation of the Argentine peso against the US dollar vs. a 36.1% inflation (vs. a gain of P$2,849 million in 2019), and (iv) other interests, net and other investments results measured in real terms of P$2,187 million (vs. a gain of P$2,767 million in 2019). These losses were partially offset by a gain on operations with notes and bonds of P$1,411 million (vs. a loss of P$5,353 million in 2019) and the effect generated by the restatement in current currency, which amounted to a gain of P$8,450 million (vs. P$15,615 million in 2019).

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

Income tax expense amounted to a loss of P$12,454 million in 2020 as compared to a loss of P$29,116 million in 2019. It includes the following effects: (i) regarding current tax expenses, Telecom’s generated tax expense in fiscal years 2020 and 2019, amounting to P$364 million and P$329 million, respectively, (ii) regarding the deferred tax, in 2020 and 2019, Telecom recorded a deferred tax loss of  P$12,090 million and P$28,787 million, respectively, which includes the income tax inflation adjustment of P$22,403 million and P$31,222 million in 2020 and 2019, respectively. See “—Factors Affecting Results of Operations—Income Tax Inflation Adjustment”.

Net Loss

Telecom Argentina recorded a net loss of P$7,704 million in 2020 as compared to a net loss of P$7,989 million for 2019 and represents (1.7)% of consolidated revenues as compared to (1.6)% in 2019. The variation was mainly due to the financial losses, net amounting to P$26,631 million and the income tax expense amounting to P$12,454 million, partially offset by an operating income amounting to P$30,632 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net loss attributable to controlling shareholders amounted to P$8,626 million in 2020 as compared to a net loss of P$9,034 million in 2019.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the near term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of financial debt and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2022 to refinance its outstanding debt, if necessary. However, this remains uncertain as of the date of this Annual Report. See “Item 3—Key Information—Risk Factors— We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

Financial Debt Developments during 2021

The most relevant financial debt developments in 2021 were the following:

●	On January 20, 2021, Telecom Argentina successfully completed the issuance of Class 8 Notes for a total principal amount of P$8,708 million;
●	On March 10, 2021, Núcleo (Paraguay) successfully completed the issuance of Series IV and Series V Notes for a total principal amount of Guarani. 130,000 million and Guarani. 120,000 million, respectively;
●	On June 7, 2021, Telecom Argentina successfully completed the issuance of Class 9 Notes for a total principal amount of US$91.8 million;
●	On December 10, 2021, Telecom Argentina successfully completed the issuance of Class 10 Notes for a total principal amount of P$12,000 million;
●	On December 10, 2021, Telecom Argentina successfully completed the issuance of Class 11 Notes for a total principal amount of P$2,000 million;
●	On December 15, 2021, Telecom Argentina refinanced the loan duly disbursed under the loan agreement entered into between Telecom Personal S.A. (company absorbed by Telecom Argentina) and the IFC on October 5, 2016, for a total amount up to US$400,000,000, by which an extension of the term with respect to most of the principal maturities foreseen for 2022 and 2023 was agreed, resulting in a new maturity schedule that will end in 2027 and essentially maintaining the rest of the original terms and conditions; and
●	On December 15, 2021, Telecom Argentina refinanced the loans duly disbursed under the following loan agreements entered into between the Company and the Inter-American Investment Corporation, acting on its own behalf and as agent of the Inter-American Development Bank (i) loan agreement dated April 7, 2017, for a total amount of up to US$100,000,000, and (ii) loan agreement dated May 29, 2019, for a total amount of up to US$300,000,000, by virtue of which it was agreed an extension of the term with respect to most of the principal maturities foreseen for 2022 and 2023, resulting in new maturity schedules that will end in 2024 and 2027 for each loan, respectively, and essentially maintaining the rest of the original terms and conditions.

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 13 and 26 to our Consolidated Financial Statements.

Derivate Financial Instrument

From time to time, in the ordinary course of business, Telecom enters into derivative contracts to hedge the fluctuation of, mainly, exchange and interest rates. For more information about Telecom’s derivative contract, see Note 22 and 26 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Cash Flow

The table below summarizes, for the years ended December 31, 2021, 2020 and 2019, Telecom’s consolidated cash flows:

	Year ended December 31,
	2021	2020	2019

	(P$million)
Cash flows provided by operating activities	130,035	150,869	168,361
Cash flows used in investing activities	(115,118)	(123,422)	(91,913)
Cash flows used in financing activities	(20,296)	(54,058)	(51,584)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(2,737)	2,008	5,920
(Decrease)/ Increase in cash and cash equivalents	(8,116)	(24,603)	30,784
Cash and cash equivalents at the beginning of the year	27,965	52,568	21,784
Cash and cash equivalents at the end of the year	19,849	27,965	52,568

As of December 31, 2021, 2020 and 2019, we had P$19,849 million, P$27,965 million and P$52,568 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$130,035 million, P$150,869 million and P$168,361 million in 2021, 2020 and 2019, respectively.

The decrease in 2021 was mainly due to lower revenues partially offset by higher collections and the decrease in operating cost (without depreciation, amortization and impairment of fixed assets).

The decrease in 2020 was mainly due to lower revenues and collections of services provided to our customers as a consequence of the pandemic, partially offset by lower operating costs payments. The increase in 2019 was mainly driven by higher collections of services provided to our customers, partially offset by higher payments of trade, social and fiscal debts.

Cash flows used in investing activities were P$115,118 million, P$123,422 million and P$91,913 million in 2021, 2020 and 2019, respectively.

In 2021, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets for P$76,126 million and investment not considered as cash and cash equivalents for P$39,383 million.

The increase in 2020 was mainly due to an increase in investment not considered as cash and cash equivalents, partially offset by a decrease in payments of PP&E acquisitions. The increase in 2019 was mainly due to a decrease in investment not considered as cash and cash equivalents, while payments of PP&E acquisitions remained stable.

Cash flows used in financing activities were P$ 20,296 million, P$54,058 million and P$51,584 million in 2021, 2020 and 2019, respectively.

In 2021, cash flows used in financing activities included payments for financial debt, interest and related expenses and leases liabilities for P$83,709 million (including payments for partial refinancing of our financial debt) and cash dividend payments for P$744 million partially offset by proceeds from financial debt for P$64,216 million.

The variation in 2020 was explained by lower cash dividend payments, partially offset by higher payment of financial debt, interest and related expenses and a decrease in proceeds from financial debt. The variation in 2019 was explained by lower dividend payments and higher financial debt payments, partially offset by higher proceeds from financial debt.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and collection of dividends, from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2021	2020	Variation

	(P$million)
Trade receivables	22,554	28,612	(6,058)
Other receivables (not considering financial DFI)	6,931	8,323	(1,392)
Inventories	3,115	5,618	(2,503)
Current liabilities (not considering financial debt)	(100,714)	(97,279)	(3,435)
Operating working capital- negative	(68,114)	(54,726)	(13,388)
As % of Revenues	16%	12%

Cash and cash equivalents	19,849	27,965	(8,116)
Financial DFI	—	3	(3)
Other receivables	1,915	2,071	(156)
Investments	10,786	7,804	2,982
Current financial debt	(64,869)	(62,795)	(2,074)
Net Current financial (liability) asset	(32,319)	(24,952)	(7,367)

Negative operating working capital (current assets — current liabilities)	(100,433)	(79,678)	(20,755)
Liquidity rate	0.4	0.5	(0.1)

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$100,433 million as of December 31, 2021 (increasing P$20,755 million vs. December 31, 2020).

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

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$19,849 million (US$193 million) and P$27,965 million (US$220 million) as of December 31, 2021 and 2020, respectively. During years ended December 31, 2021 and 2020, Telecom continued obtaining funds to the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts within the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. For further information, see Note 13 to our Consolidated Financial Statements.

For further information on our breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date, please see Note 26 to our Consolidated Financial Statements.

Also, the Company has future obligations related to various purchase commitments that is presented in Note 20 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Dividend payments

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on August 11, 2021, resolved to distribute non- cash assets dividends as follows:

1)	Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2030 for a nominal value of US$370,386,472 and Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2035 for a nominal value of US$186,621,565.
2)	Following the aforementioned distribution of dividends, the valuation of non- cash dividends was established at $ 35,068,340,043 Argentine pesos ($40,020 in current currency as of December 31, 2021), and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

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

Capital Expenditures

We estimate that our capital expenditures in 2022 will be approximately US$589.5 million, as compared to US$752 million in 2021 (which represented 20% of our consolidated revenues).

With respect to mobile services, investments were oriented mainly to the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina. This objective was reached through the settlement in new sites, together with replacement and modernization of existing sites.

With respect to fixed access network, in 2021 we reaffirmed our decision to focus our investments in technologies and solutions to substantially increase broadband offered to users, mainly with GPON (FTTH) technology deployed in different regions of Argentina. Our work plans allows to satisfy the service requirements for business, large buildings, and urban developments.

With respect to transport networks, continuing with plans carried out in previous years, investments were completed for the deployment of new interurban paths of optical fiber, the increase Backbone IP capacity, the set-up of new contents POPs, the increase of capacity and availability of DWDM network, as well as the network transformation plan to converge to a single high-capacity network. New equipment was also installed for the Metro Ethernet network and for the development and extension of the regional transport networks, mainly in PTN (Packet Transport Network).

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

Trend Information

The COVID-19 outbreak and its consequences continue presenting challenges all around the world. Although the pandemic’s effects dimmed during 2021, as a result of the health policy developments and the expansion of large-scale vaccination plans, the pandemic’s continuity through the outbreak of new virus variants, together with the worsening of the health emergency in Europe provoked by these new variants, perpetuates the existence of a worldwide complex scenario.

In our country, which was already experiencing difficulties prior to the beginning of the pandemic, the impact of the epidemiological situation on the world’s macro-economy was aggravated by the recessive effects generated by the economic paralysis as a result of the social isolation, that only during the last months of 2021 began to reverse. In order to promote sustained growth in production and private employment, a high level of commitment from all sectors of society and greater public-private coordination will continue to be necessary.

Telecom’s economic-financial results, as those of other companies operating in the country, reflect the impact of the inflationary processes and exchange rate fluctuations, especially considering that our main source of income is in pesos, while our industry requires intensive dollarized investments for the deployment of infrastructure and development of systems.

In this sense, the economic and regulatory scenarios have forced our management to be strongly focused on achieving operational efficiencies to maintain growth levels in line with the investments undertaken, not only to grow but also to maintain the quality of service provided to our over 29 million customers. Despite the challenges we confront in Argentina (for more information, see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina”), we continue to deploy a solid and continuous investment plan, US$ 5,000 million have been invested  in the 2016-2021 period.

Further, there is greater uncertainty for ICT services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT services are considered public services provided on a competitive basis.

Over the last months, different courts have analyzed the aforementioned Decree, which proposed an untimely, arbitrary and unnecessary change in the sector’s regulation, ordering the suspension of Decree No. 690/20 and subsequent resolutions.  The preliminary injunctions repeated in various parts of the country cover virtually the entire ICT industry, including both large operators and SMEs.

In our case, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal and granted the precautionary measure that had been requested. By the end of October 2021, we were notified of a resolution issued by the Federal Court on Administrative Litigation Matters No. 8 that provided for the extension of the precautionary measure for another six-month period, until the underlying issue is resolved.

In this way, courts have ratified that the entire ICT industry shall have the capacity to set its trade policies and prices. Maintaining and encouraging competition instead of setting artificial barriers is the best and only way for users to continue accessing more and better services.

In Telecom, we maintain our objective of continuing to consolidate ourselves as an ecosystem of digital services, leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers, to which we have given an extraordinary boost during the pandemic.

We were and continue to be part of that change, accompanying and enhancing Argentines’ lives and promoting the country’s digital economy. Our evolution does not stop. Therefore, we have renewed our institutional visual identity and our commercial brands, which express the technological evolution we are carrying out to facilitate the digital development of our customers, of society and, ultimately, of the country.

Through Personal, we offer our clients comprehensive connectivity, thanks to our fixed and mobile networks, inside and outside their homes; Flow is positioned as a meeting point for entertainment; and through the Telecom brand, we provide an ecosystem of solutions and businesses for the corporate and government segments.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We are building an attractive brand for new digital talents, aware that our path of evolution from a network company to a platform and systems company requires strengthening and deploying the skills of our collaborators, in tune with the realities of our business ecosystem. We are using agile methodologies and promoting a collaborative leadership model, which allows us to generate a change of mindset that fits the company we are building, and that is also reflected in the new digital business products and services, with IoT, smarthome and Fintech solutions at the forefront.

As the COVID-19 progresses, we are committed to adapt new measures in the transition towards, the new normality. In this vein, we developed a new work experience for our employees, with a hybrid scheme of in-person and virtual schedules, focusing on their well-being and improving their life-work balance. We are opening Experience Centers throughout the country, with more welcoming and sustainable spaces.

These initiatives aim to the construction of an increasingly attractive employer brand to add talent from the ICT industry, fundamental in the development of services linked to the digital economy.

In 2021, we issued new notes in the local markets for a nominal value of US$31,408 and refinanced several loan agreements. These financial activities were possible due to the confidence of the national and international markets in the company’s credit strength and business strategy. In addition, we canceled the remaining balance of the Series “A” Notes for US$106 million and Series “3”,“4” and “6” Notes, maturing during this year. Further, our subsidiary in Paraguay, Núcleo, also entered the financial market by issuing two series of notes maturing in 2028 and 2031 for a total Guaranies 250,000 million (approximately P$3,406 million). These issuances have allowed us to considerably improve our capital structure.

Finally, on August 11, 2021, Telecom Argentina’s General Extraordinary Shareholders’ Meeting resolved to distribute non- cash asset dividends as follows: (i) Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2030, for a nominal value of US$370 million, and (ii) Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2035 for a nominal value of US$186.6 million, whose total valuation in pesos was established at approximately $35,068 million.

In the next year, we expect to continue our transformation process, consolidate our operating model and reaching new milestones towards the full digitalization, become more efficient, continue boosting the growth of the digital economy in our country and generate value for our customers.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual Report, for forward-looking statement safe harbor provisions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

As of the date of this Annual Report, Telecom Argentina has eleven directors and eleven alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Four of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to manage the corporation, including authority for which the law requires special powers. The Board of Directors operates when there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or Fintech. Directors and alternate directors are normally elected at annual ordinary general meetings of shareholders (“Annual Ordinary Shareholders’ Meetings”) and serve a renewable three-year term. The term of the current directors will expire on December 31, 2023. Nevertheless, according to Section 257 of Argentine Corporations Law, they will remain in their functions until they are replaced. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

On January 31, 2018 the Board of Directors approved the internal rules of the Executive Committee, —the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”)— provided for in Section 13 of our Bylaws. The Executive Committee is in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the managers of the Company, the preliminary approval of significant plans, approval of the Business Plan and Annual Budget of the Company and also certain other duties. The Executive Committee is comprised of five members, all of which must be members of the Board of Directors of our Company. The Executive Committee takes all of its resolutions by the unanimous vote of all its members, and in case such consent is not obtained in respect of any matter, such matter is posted for approval of the Board of Directors.

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

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists our directors and alternate directors as of December 31, 2021 and as of the date of this Annual Report:

Date Director joined
Name	Position on the Board of Directors	the Board of Directors
Carlos Alberto Moltini	Chairman of the Board of Directors	January 1, 2020
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Alejandro Alberto Urricelqui	Director	January 1, 2018
Sebastián Bardengo	Director	January 1, 2018
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D´Ambrosio	Director	March 8, 2016
Germán Horacio Vidal	Director	January 1, 2018
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Eduardo Enrique de Pedro	Director	June 4, 2020
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018

Date Director joined
Name	Position on the Board of Directors	the Board of Directors
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Ignacio José María Sáenz Valiente	Alternate Director	January 1, 2020
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
María Constanza Martella	Alternate Director	April 28, 2021
Carolina Susana Curzi	Alternate Director	January 31, 2018
Juan Santiago Fraschina	Alternate Director	June 4, 2020

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2021:

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

Facundo Goslino is a lawyer from the Pontificia Universidad Católica Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He is an alternate director of Telecom since January 31, 2018. He is a partner at “EGFA Abogados” law firm. He also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked at Cleary Gottlieb Steen & Hamilton in 2006 as international associate. He is a member of the Public Bar Association of the Ciudad Autónoma de Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on January 19, 1975.

Lucrecia María Delfina Moreira Savino is a lawyer with a degree from the Pontificia Universidad Católica Argentina. She has been an alternate director since January 2018. Ms. Moreira Savino is an associate of the law firm “EGFA Abogados”. She is also currently an alternate member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She was born on March 2, 1974.

María Constanza Martella is a lawyer with a degree from the Universidad de Buenos Aires. She is an alternate director of Telecom since April 28, 2021. She is a senior associate at “EGFA Abogados” law firm. She is also a member of the board of directors and the supervisory committee of other Argentine companies, mainly in the energy sector. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on June 18, 1982.

Carolina Susana Curzi is a lawyer with a degree from the Universidad de Buenos Aires. She is an alternate director of Telecom since January 31, 2018. She is a partner at “EGFA - Abogados” law firm. She also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on March 14, 1976.

Juan Santiago Fraschina is an economist graduated from the Universidad de Buenos Aires. He has been an alternate member of the Telecom Argentina’s Board of Directors since June 4, 2020, designated at the proposal of ANSES —FGS. He was born on January 14, 1977.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Senior Management

As of December 31, 2021, Telecom’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Roberto D. Nobile	Chief Executive Officer (“CEO”)	January 1, 2020
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory Matters	November 16, 2017
Pedro L. López Matheu	Director of External Communications, Sustainability and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Chief of Procurement officer (“CPO”)	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operation Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Pablo Esses	Chief Information Officer (“CIO”)	May 23, 2018
Gerardo H. Maurer	Director of Security	November 27, 2014
Fernando Cravero	Director of International Operations	March 1,2018
Maximiliano A. Olivera	Sr. Manager of Partners and National Market Alliances	November 1, 2021
(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.

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

Sebastian Palla is an economist with a degree from the Universidad Torcuato Di Tella. He is Chief of Procurement officer of Telecom Argentina since August 8, 2016. From 2009 to 2016 he worked at Macro Bank as an advisor of the Chairman first, later in the Investment Banking Management area and finally in the Government Banking Management area. From 2006 to 2009, he was in charge of the union of AFJP, first as Executive Director, and later as a Chairman. From 2002 to 2005, he was Chief of Advisor to the Ministry of Finance and then Sub-secretary of Finance of the Ministry of Economy and Public Finance. Mr. Palla was honored as a member of the Young Global Leaders Forum in 2005 (created by the World Economic Forum), also a member of the Eisenhower Fellowship in 2008; and was identified as one of the most influential people of 2007, in Luciana Vazquez’ s book “The Education of Those Who Influence”. He was born on June 12, 1974.

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

Maximiliano Olivera holds a Bachelor’s degree in Business Administration, Senior Management Program from ESADE Business & Law School, and a  Management Development Program’s degree from UADE. In March 2019, he was appointed Sr. Manager of Partnerships and Alliances of the National Market of Telecom Argentina. Previously, he held the position of Regional Operations Manager in Cablevisión S.A. for eight years. In 1999, he joined Multicanal S.A. and served as Technical Chief, Commercial Chief, and Regional Chief. He started in the telecommunications industry in 1992, working on the setting up of a CATV company (Cabletotal SA), which was sold in 1995 to VCC (Video Cable Comunicación SA) where he worked at its technical department until it was sold in 1998. He was born on February 27, 1973.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$50,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

●to call ordinary or extraordinary Shareholders’ Meetings;
●to place items on the agenda for meetings of shareholders;
●to attend meetings of shareholders; and
●generally to monitor the affairs of Telecom Argentina.

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by (i) five members and (ii) three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one year terms and may be reelected.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2021 and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Saturnino Jorge Funes	Member	Lawyer
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Ona Celia Dimnik	Alternate Member	Lawyer
Delfina Lynch	Alternate Member	Lawyer

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

Ona Celia Dimnik has been an alternate member of the Supervisory Committee since April 2020. She is an associate of the law firm “EGFA Abogados”. Miss Dimnik graduated as a lawyer from the Pontificia Universidad Católica Argentina. She was born on November 8, 1995.

Delfina Lynch is an associate of the law firm “EGFA Abogados”. She is also an alternate member of the supervisory committee of other Argentine companies. Mrs. Lynch graduated as a lawyer with honors from the Pontificia Universidad Católica Argentina. She is a member of the Bar Association of the City of Buenos Aires. She was born on April 21, 1991.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee is established for each fiscal year at the Annual Ordinary Shareholders’ Meeting.

The aggregate compensation paid through December 31, 2021 by Telecom to the members of the Board of Directors and the Supervisory Committee, acting since April 28, 2021, and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2021 was approximately P$1,281 million.

As of December 31, 2021, the compensation accrued by the members of the Board of Directors and Supervisory Committee, for services in all capacities to Telecom and its subsidiaries during 2021 performed from  January 1, 2021 until December 31 2021 was approximately P$418 million and P$30 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2022.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

As of December 31, 2021 compensation paid as advance payments to members of the Board of Directors and Supervisory Committee for services in all capacities to Telecom and its subsidiaries from January 1, 2021 until December 31 2021 was P$418 million and P$30 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021 and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2022, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

As of December 31, 2021, compensation accrued by the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2021 amounted to approximately P$1,184 million (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which approximately P$832 million were paid as of December 31, 2021.

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

During the year ended December 31, 2021, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013) by equivalent Sections included in Law No. 26,831. The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

With regard to public tender offers, under Transparency Decree, the offer or was required to formulate a “fair” price to be determined by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by the Productive Financing Law and CNV Resolution No. 779/18, the pricing of a tender offer is based on an objective formula which consists of the higher of two existing prices.

Capital Markets Law No. 26,831 vests in members of the Board of Directors:

●	the duty to disclose certain events, such as any fact or situation capable of affecting the value of the securities or the course of negotiation;
●	the duty of loyalty and diligence;
●	the duty of confidentiality; and
●	the duty to consider the general interests of all shareholders over the interest of the controlling shareholder.

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

The Board of Directors decided to appoint an Executive Committee on January 1, 2018. On January 31, 2018 the Board of Directors approved the Rules of the Executive Committee (“Reglamento de Facultades y Funcionamiento”) and on that date the Executive Committee started functions. The Executive Committee members as of December 31, 2021 and as of the date of this Annual Report are: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Sebastián Bardengo, Mariano Marcelo Ibáñez y Germán Horacio Vidal.

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

According to Capital Markets Law No. 26,831 the duties of the Audit Committee are:

●	providing the market with complete information on transactions in which there might be a conflict of interest with the members of the corporate bodies or controlling shareholders;
●	giving an opinion on the fulfillment of legal requirements and reasonableness of the conditions for the issuance of shares or securities convertible into shares, in the case of capital increases where preemptive rights have been excluded or limited;
●	giving an opinion regarding transactions with related parties in certain cases;
●	supervising internal control systems and verifying the fulfillment of norms of conduct; and
●	giving an opinion regarding the Board of Directors’ proposal to designate external auditors and evaluating their independence, among others.

Additionally, according to the Regulation for the Implementation of the Audit Committee, the Audit Committee also reviews the plans of internal auditors, supervising and evaluating their performance.

On April 28, 2021 Telecom Argentina´s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D’ Ambrosio as members of Telecom Argentina´s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee financial expert under SEC guidelines.

Under SEC, NYSE and CNV regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2022 has not yet been held. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Germán Horacio Vidal.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2021, a budget of P$ 10.8 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2022 has not yet been held.

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

Employees and Labor Relations

Our employees are represented by different trade unions and labor organizations, including FATEL (Argentine Federation of Telecommunications) and FOEESITRA (Argentine Federation of Workers, Specialists and Employees of the Telecommunications Industry and Services), both federations are comprised of different trade unions, UPJET (Union representing the Senior Staff of Telecommunication Companies), FOMMTRA (Argentine Federation of Unions representing the Technical and Supervisory Staff of Telephone Companies) and CEPETEL (Union of Telecommunications Professionals), associations that represent senior and professional staff and SATSAID (Argentine Union of Television, Audiovisual, Interactive and Data Services), a single union that represents both workers and the senior staff, as well as unions representing trade employees, traveling salespeople, announcers and press workers.

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

In recent years we have conducted wage negotiations with all trade unions aiming to increase salaries in Argentine Pesos as a response to high inflation rates in Argentina. Wage negotiations were conducted in a cooperative environment and we were the object of just one strike and a few direct action measures, both of which took place during salary negotiations. Collective bargaining agreements were executed with the Argentine Association of Cable Television for the employees represented by SATSAID and SALCo, and directly with the Trade Union Unity that groups the different telephone trade unions (FATEL, FOEESITRA, FOPPSTA, CEPETEL), UPJET and press worker unions.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

As of December 31, 2021, the total number of Telecom employees was 22,587, as compared to 23,254 employees as of December 31, 2020 and 23,728 employees as of December 31, 2019. As of December 31, 2021, 21,997 employees were located in Argentina, 433 employees were located in Paraguay, 155 employees were located in Uruguay and 2 employees were located in the United States. As of December 31, 2020, 22,659 employees were located in Argentina, 431 employees were located in Paraguay, 162 employees were located in Uruguay and 2 employees were located in the United States. As of December 31, 2019, 23,122 employees were located in Argentina, 433 employees were located in Paraguay, 171 employees were located in Uruguay and 2 employees were located in the United States.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee is as follows:

●	Alejandro A. Urricelqui: 113,814 Class B shares and 69,200 ADRs;
●	Mariano M. Ibáñez: 4,370 ADRs;
●	Baruki L.A. González: 188,500 Class B Shares;
●	Saturnino J. Funes: 31,277 Class B shares; and
●	Pablo G. San Martín: 740 Class B shares.

Capital stock of Telecom Argentina held by the Senior Management is as follows:

●	Mr. Roberto Nobile: 7,000 Class B shares;
●	Mr. Gabriel Blasi: 3,500 ADRs;
●	Mr. Fernando Cravero: 15,000 Class B shares and 3,000 ADRs;
●	Mr. Pablo Esses: 1,600 ADRs

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2021, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

			Percent of
	Number of Shares	Percent of	Total Capital
	Owned	Class	Stock (1)
Class A Ordinary Shares:
Fintech Telecom LLC	448,679,250	65.61%	20.83%
Voting Trust (3)	235,177,350	34.39%	10.92%
Total Class A Ordinary Shares	683,856,600	100%	31.75%
Class B Ordinary Shares (listed in BCBA):
ANSES - FGS	246,018,839	39.17%	11.42%
Others (2)	382,039,180	60.83%	17.74%
Total Class B Ordinary Shares	628,058,019	100%	29.16%
Class C Ordinary Shares:
Others	106,734	100%	0.01%
Total Class C Ordinary Shares	106,734	100%	0.01%
Class D Ordinary Shares:
Cablevisión Holding S.A.	406,757,183	48.33%	18.89%
VLG S.A.U.	199,732,125	23.73%	9.27%
Voting Trust (3)	235,177,350	27.94%	10.92%
Total Class D Ordinary Shares	841,666,658	100%	39.08%

Total Capital Stock	2,153,688,011	—	100.00%
(1)	Represents the respective percentage over the total of Telecom Argentina’s ordinary shares, regardless of their class.
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

As of December 31, 2021, there were approximately 69.87 million American Depositary Shares outstanding (representing rights to 349.36 million Class B Shares or 55.6% of total Class B Shares). Further, as of December 31, 2021, there were approximately 71 registered holders of American Depositary Shares in the United States and approximately 20,500 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described in “—The Telecom Shareholders’ Agreement”. and the Company’s bylaws.

The Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” shares, held on December 15, 2011, approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches. As of December 31, 2021, 4,486,540 Class “C” shares were converted into Class "B” shares in 13 tranches. As of the date of this Annual Report, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

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

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See “Item 4—Information on the Company— Introduction— The Company —Public Tender Offer due to change of control”.

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

The Telecom Shareholders’ Agreement provides, among other matters, the following:

●	Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;
●	FTL and CVH undertook to execute a voting trust agreement (the “Voting Trust Agreement”), which was formalized on April 15, 2019, pursuant to which FTL and VLG contributed 235,177,350 Class A shares and 235,177,350 Class D shares of Telecom, respectively, to a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Telecom Shareholders’ Agreement, in which case such shares will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC;
●	The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17. Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

●	Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and all key employees of Telecom and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;
●	An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our Audit Committee and three members of our Supervisory Committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the Audit Committee and two members of the Supervisory Committee;
●	Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;
●	We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the BYMA and the New York Stock Exchange, respectively;
●	Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third-party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;
●	In the event that a tender offer (oferta pública de adquisición) was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger Effective Date) representing up to 2% of Telecom’s total capital stock, see “Item 4—Information on the Company— Introduction— The Company —Public tender offer due to change of control”;
●	Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;
●	The SHA Parties agree to cause us to declare and pay dividends if our consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and
●	Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

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

Transactions with related parties of Grupo Clarín for the year ended December 31, 2021 resulted in income for telecommunication services rendered by us of approximately P$317 million and expenses for services received of approximately P$6,359 million.

Transactions with other related parties resulted in income for services rendered of P$52 million as of December 31, 2021. Additionally, transactions with other related parties resulted in expenses of P$90 million as of December 31, 2021.

As of December 31, 2021, we had no loans outstanding to the executive officers of Telecom Argentina.

For further information on our related party transactions and our outstanding balances with related parties, please see Note 27 to our Consolidated Financial Statements, are incorporated herein by reference.

Interests of Experts and Counsel

Not applicable.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

ITEM 8.FINANCIAL INFORMATION

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

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2021, 2020 and 2019—Factors Affecting Results of Operations”.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.    THE OFFER AND LISTING

The number of shares as of December 31, 2021, was as follows:

Outstanding
Class of shares (*)	Shares
Class A Shares	683,856,600
Class B Shares	628,058,019
Class C Shares	106,734
Class D Shares	841,666,658
Total	2,153,688,011

(*) Ordinary share (nominal value P$1 each) with 1 vote each

The Class B Shares are currently listed on the BYMA under the symbol “TECO2”. The ADSs are currently listed on the NYSE under the symbol “TEO”. Each ADS issued by the Depositary represents rights to five Class B Shares.

The ADSs by the Depositary under the Deposit Agreement dated as of May 7, 2021, among Telecom Argentina, the Depositary and the registered holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”) trade on the NYSE. Each ADS represents rights to five Class B Shares.

The BYMA is the largest stock market in Argentina. Trading on the BYMA is conducted by continuous open auction, from 11:00 a.m. to 5:00 p.m. each business day. The BYMA also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

Certain historical information regarding the BYMA is set forth in the table below.

8
	2021	2020	2019
	(3)
Market capitalization (P$ billions) (1)	4,287	9,433	10,560
As percent of GDP (2)	10	38	52
Volume (P$ million) (1)	57,837,432	30,504,788	10,654,580
Average daily trading volume (P$ million) (1)	232,278	126,576	43,666
Number of traded companies (including Cedears)	325	283	240
(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).
(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 2021. The amount of 2021 is based on the last information available as of the filing date.
(3)	Information as of the third quarter of 2021

Source: Instituto Argentino de Mercado de Capitales

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 10, 2019 approved the amendment of Sections 4th, 5th and 6th of the Bylaws, so that Class “A” and “D” shares may be certified shares in accordance with applicable law or book-entry shares, as decided by Class “A” and Class “D” Shares Special Shareholders’ Meetings, respectively. Afterwards, General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of Section 10th of the Company´s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new means of notification of calls for said Meetings. The registration of these amendments before IGJ was notified to Telecom on April 14, 2021.

Telecom Argentina's bylaws with all subsequent amendments were registered before the IGJ on August 31, 2021, under number 13595, book 104 of Corporations.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Shareholders’ Meetings

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Shareholders’ Meeting in each fiscal year to consider the matters outlined in Section 234 of the GCL, Section 71 of Law No. 26,831 and CNV rules, including but not limited to:

●	approval of Telecom Argentina’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;
●	election, removal and remuneration of directors and members of the Supervisory Committee;
●	allocation of profits; and
●	appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include, but are not limited to:

●	consideration of the responsibility of directors and members of the Supervisory Committee; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●	capital increases and the issuance of notes.

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

The quorum for Extraordinary Shareholders’ Meetings is 60% of the capital stock entitled to vote. If there is no quorum at the extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be called. The quorum for extraordinary shareholders’ meeting in a second call is the 30% of the present capital stock. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters, including:

●	mergers and spin-offs, when Telecom Argentina is not the surviving entity;
●	anticipated liquidation;
●	change of Telecom Argentina’s domicile to a domicile outside Argentina;
●	total or partial repayment of capital; or
●	a substantial change in the corporate object and purpose.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

On September 1, 2019, the Argentine government issued Decree No. 609/19 (the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the BCRA and liquidate such foreign currency-denominated proceeds to Pesos through the foreign exchange market (the “FX Market”); and (ii) authorized the BCRA to (a) regulate the access to the FX Market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 6844/19, as amended by subsequent BCRA Communications, issued by the BCRA on December 6, 2019. Below is a description of the main exchange control measures in effect as of the date of this Annual Report, that apply to the Company and its operations:

Reporting Regime

On December 28, 2017, the BCRA replaced the reporting regimes set forth on Communications “A” 3602 and “A” 4237 with Communication “A” 6401 (and supplemental Communication “A” 6795, and as further amended and supplemented), a unified regime applicable from December 31, 2017 (the “External Assets and Liabilities Reporting Regime”). Under such regime, (i) all Argentine residents (both legal entities or natural persons) with external liabilities at the end of any quarter, or residents who have cancelled any of its external liabilities during such period, must file the report within 45 calendar days from the end of the quarter, and (ii) residents whose foreign assets or debts flow or balance equal to or in excess of the equivalent of US$50 million in Pesos at the end of each calendar year, are required to file within 180 calendar days from December 31, an annual report where supplements, amendments or confirmation of information contained in previously quarterly filings can be included.

The report distinguishes five categories of foreign holdings: (i) equity participations and investment funds; (ii) non-negotiable debt instruments; (iii) negotiable debt instruments; (iv) financial derivatives; and (iv) real estate.

Access to the FX Market for repayment of external financial indebtedness and other transactions are conditioned to the debtor’s compliance with the External Assets and Liabilities Reporting Regime.

Specific provisions for inward remittances

Exports of services

Pursuant to Section 2.2 of Communication “A” 6844, exporters shall repatriate and settle in the FX Market, the proceeds from exports of services within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Subject to certain requirements, the proceeds may be applied to the payment of principal and interest under foreign financial debt or registered domestic debt securities, or to the repatriation of foreign investments.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of Communication “A” 6844, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within 5 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

External financial indebtedness

Servicing of foreign financial debt (disbursed after September 1, 2019) with access to the FX Market for the payment of principal and interest thereunder, is subject to prior compliance with the requirement that the proceeds of such foreign financial debt must be transferred to the Argentine financial system and liquidated through the FX Market.

Duly registered securities that are denominated and payable in foreign currency in Argentina

The proceeds from the issuance of duly registered debt securities by Argentine residents, denominated and payable in foreign currency in Argentina, must be settled for Pesos in the FX Market as a condition for the access to the FX Market for the payment of principal and interest thereunder.

Exceptions

The settlement requirement will not apply in any of the above cases to the extent all of the following conditions are met: (a) funds are credited to foreign-denominated accounts in the name of the resident, opened at local banks; (b) proceeds are repatriated to Argentina within the applicable time period established by the BCRA; (c) funds are simultaneously applied to conduct payments for which regulations allow access to the FX Market, subject to applicable limitations; (d) if funds are proceeds of new foreign financial indebtedness and are applied to prepay foreign currency-denominated debt with local financial entities, such new foreign financial indebtedness must have a weighted average life greater than the prepaid local indebtedness, and (e) the application of this exception mechanism is tax-neutral.

Specific provisions for outflow of funds through the FX Market

Payment of services provided by non-residents

Pursuant to Section 3.2 of Communication “A” 6488, residents may access the FX Market for payment of services provided by non-residents to the extent there is sufficient evidence to prove the existence of the rendered service. Access to the FX Market for the payment of commercial debt shall be granted as of the debt’s due date, upon verification that it has been registered in the most recent External Assets and Liabilities Reporting Regime report; prior access is conditioned to BCRA’s authorization.

Subject to certain exceptions, prior authorization from the BCRA is required to access the FX Market for the payment of services provided by non-resident related parties.

Payment of dividends and corporate profits

In accordance with Section 3.4 of Communication “A” 6844, access is granted to the local FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

●Maximum amounts: The total amount of transfers executed through the FX Market as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the FX Market as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders' meeting.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●Minimum period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as of the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap.
●Documentation requirements: Dividends must result from closed and audited balance sheets. When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. Also, it must be verified that the operation has been declared, if applicable, in the most recent External Assets and Liabilities Reporting Regime report.

Payment of principal and interest under external financial indebtedness

Foreign financial debt and securities which are registered with a foreign public registry may be serviced with access to the FX Market, if the following conditions are met:

●evidence of the settlement of foreign currency in the FX Market in an amount equal to the amount of the relevant debt;
●such loan must have been reported to the BCRA in the in the most recent External Assets and Liabilities Reporting Regime report;
●access is being carried out no earlier than three business days prior to the scheduled payment date;
●in case the lender is a related party, prior authorization from the BCRA for the access to the FX Market for the payment of financial debt, which is required until June 30, 2022, shall not be necessary provided (i) the proceeds have been settled for Pesos in the FX Market as of October 2, 2020, and (ii) the indebtedness has an average life of at least two years; and
●if any principal payment date takes place before June 30, 2022, the borrower must comply with the presentation of a Refinancing Plan, as described below.

If such remittance is used to make a prepayment more than three (3) business days prior to the scheduled payment date, then:

(1)if the prepayment is made simultaneously with the disbursement of a new foreign financial indebtedness: (a) the prepayment shall be made simultaneously with the transfer to Argentina and settlement for Argentine Pesos of the proceeds from a new financial debt, (b) the average life of such new debt shall be longer than the average life of the debt that is being prepaid, and (c) the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid;
(2)if the prepayment is made within the process of a securities exchange: (a) the prepayment shall be made as part of an exchange of securities issued by the client, (b) the prepaid amount correspond to the accrued interest on the securities as of the exchange closing date, (c) the average life of such new securities shall be longer than the average life of the securities being exchanged, and (d) the accumulated amount of the principal maturities of the new securities shall not exceed at any time the amount that would have accumulated the principal maturities of the securities being prepaid; and
(3)if the prepayment is made in the context of a refinancing plan (as described below): (a) the refinancing plan shall comply with the requirements set forth in the BCRA rules, (b) access to the FX Market shall take place no more than 45 days prior to the scheduled payment date, (c) the amount of  interest paid shall not exceed the amount of accrued interest on the refinanced debt as of the date of the closing of the refinancing, and (d) the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Access may also be granted when (i) the purchased funds are deposited in the client’s foreign currency accounts in local financial entities, (ii) access takes place no more than 5 business days prior to the applicable time period, (iii) amount purchased daily does not exceed 20% of the total amount to be paid on the scheduled payment date, and (iv) the intervening financial entity has verified that the debt being serviced is in compliance with the FX regulations. The remaining funds that are not used for the payment shall be settled in the FX Market within 5 business days following the payment date.

Duly registered securities that are denominated and payable in foreign currency in Argentina between residents

In accordance with Section 3.6 of Communication “A” 6844, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed as of September 1, 2019 is prohibited, except the principal and interest payments of (i) loans in foreign currency granted by local financial entities (including payments of credit cards); (ii) the issuance of debt securities for the refinancing of the debt transactions entered into as of September 1, 2019 that result in an increase in the average life of the debt; (iii) the issuance of debt securities with public registry in Argentina as of November 29, 2019, denominated, subscribed and payable in foreign currency, to the extent the proceeds have been settled through the FX Market; (iv) the issuance of debt securities with public registry in Argentina as of November 29, 2019, denominated in foreign currency and payable in foreign currency outside of Argentina or in Argentina, to the extent their average is of at least two years and their delivery to holders has permitted the issuer to comply with the limits of the refinancing plan; and (v) the issuance of debt securities with public registry in Argentina as of January 7, 2021, denominated and payable in foreign currency in Argentina, to the extent they were issued to refinance preexisting debts with an increase in the average life, when applicable, to the amount of refinanced capital, the interests accrued up to the date of refinancing, and, if the new debt securities do not register principal maturities in the first two years, an amount equivalent to the interest that would accrue in the first two years for the debt that is refinanced prior to maturity and/or for the postponement of the refinanced principal and/or for the interest that would accrue on the amounts thus refinanced.

Additionally, the prohibition does not apply to obligations in foreign currency between residents executed through public deeds or public registries on or before August 30, 2019, and to foreign currency loans granted by local financial entities that were outstanding as of August 30, 2019.

Access to the FX Market before the scheduled payment date shall be subject to prior authorization by the BCRA, except in certain situations and to the extent the relevant conditions are met, including, without limitation:

1)in the case of loans granted by local financial entities, the prepayment is made simultaneously with the settled proceeds of a new foreign financial debt, the average life of the new debts exceeds the remaining average life of the debt being prepaid, and the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid;
2)if the prepayment is made within the process of a securities exchange, see item 2 under “Payment of principal and interest under external financial indebtedness” above; and
3)if the prepayment is made in the context of a refinancing plan (as described below), see item 3 under “Payment of principal and interest under external financial indebtedness” above.

Access to the FX Market by local trusts for principal and interest payments

Pursuant to Section 3.7 of Communication “A” 6844, local trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX MARKET to make such payments directly.

Mandatory Refinancing Plan

By means of Communication “A” 7,106 (as amended and supplemented), the BCRA established the requirement, for those private sector companies and financial institutions with scheduled principal maturities on any external financial debt (other than intercompany debt) and dollar-denominated local securities between October 15, 2020 and March 31, 2021 (subsequently extended to June 30, 2022), of filing a refinancing plan with the BCRA to be based on the following standards:

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

a) access to the FX Market shall be granted to purchase foreign currency to make payments of services of principal for up to 40% of the principal amount due on such period only; and

b) at least 60% of the principal amount due on such period shall be refinanced with a new external indebtedness with an average life of at least 2 years.

The 40% limit may be increased to the same extent as the debtor’s settlements on the FX Market as of October 9, 2020 for foreign financial debts or debt securities with public registry abroad or in Argentina denominated in foreign currency (in the latter case, provided that they meet the relevant requirements described above).

This mandatory refinancing shall not apply to: (a) indebtedness with international organizations or their associated agencies or guaranteed by them; (b) indebtedness granted by official credit agencies or guaranteed by them; (c) indebtedness incurred as from January 1, 2020, which proceeds have been repatriated and settled in the FX Market; (d) new indebtedness, incurred as from January 1, 2020, which allowed prior refinancing plans to be achieved; (e) holdouts of refinanced indebtedness that met the requirements set forth in Communication “A” 7106; and (f) payments of principal for an amount no exceeding US$ 2,000,000 per month.

Derivatives transactions

Section 3.12 of Communication “A” 6844 provides that derivative transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, that settle in Argentina, shall be made in Pesos.

Likewise, access to the FX Market may be granted for the payment of premiums, creation of collaterals and settlements in connection with interest rate hedge agreements for foreign debt declared and validated, if applicable, in the External Assets and Liabilities Reporting Regime, as long as such agreements do not cover higher risks than external liabilities of the recorded debtor’s interest rate risk being covered.

An entity authorized to operate in the FX Market must be designated by the debtor to track the operation and an affidavit in which the debtor undertakes to repatriate and settled the funds into Pesos that are in favor of the local client as a result of such operation, or as a result of the release of the funds of the constituted as collateral, must be provided within the following 5 business days.

Additional information requirements

In addition, access to the FX Market for the purchase of foreign currency in all of the aforementioned circumstances is also subject to the compliance by the client of the following information requirements:

(A) the “Anticipo de operaciones cambiarias” regime, pursuant to which the client must disclose to the intervening financial entity any purchase of foreign currency that equals or exceeds a daily threshold of US$10,000, two business days in advance;

(B) the Foreign Liquid Assets Holdings affidavit (Communication No. 7030, as amended), stating that (1) all of the foreign currency that the client holds in Argentina is deposited in local bank accounts and that it does not have more than US$100,000 in available foreign liquid assets (excluding funds deposited abroad that cannot be used because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements or funds set up to guarantee foreign derivative transactions); and, at the beginning of the day in which it requests access to the FX Market, subject to certain exceptions, and (2) the client undertakes to settle in Pesos through the FX Market, within five business days of its availability, those foreign proceeds resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020. Such amount may be exceeded provided the amount in excess (a) was used on the same date to make payments that would have had access to the local exchange market; (b) was transferred in favor of the client to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 5-working day period has not elapsed; or (d) consists in funds deposited in foreign bank accounts resulting from foreign financial indebtedness and its amount does not exceed the equivalent to be paid for principal and interests in the next 365 calendar days; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(C) the Transactions with Public Securities affidavit (Communication No. 7001, as amended), where the client must acknowledge that it has not sold or exchanged Argentine-issued securities for foreign currency or external assets, transferred them to a securities account outside of Argentina, or acquired in Argentina securities issued by non-residents with settlement in Pesos, during a 90-day term prior to the date thereof, and that it will refrain from entering into any of those transactions for 90-day term therefrom. Additionally, when the client is an entity, the affidavit must include (i) the details of persons that directly control the entity, and (ii) the declaration that, at the time of the access to the FX Market and the 90 days prior to such request, it has not delivered foreign currency nor local liquid assets (except for funds deposited in local financial entities), in Argentina, to any person that directly controls it, outside of normal operations of acquisition of goods and services between residents.

Furthermore, by means of Communication “A” 7348, the BCRA included the possibility for clients who register settlements of new foreign financial indebtedness and have a certification issued by an entity stating that such indebtedness (i) has an average life of not less than 2 (two) years and shows no principal maturities until at least 3 (three) months after its settlement in the foreign exchange market;  and (ii) the amount of the certifications issued by the entity under such indebtedness does not exceed the amount entered and settled by the foreign exchange market as of August 27, 2021, shall be exempted from the requirement of prior approval by the BCRA to access the foreign exchange market for the payment as from the maturity of the principal of commercial debts for the import of goods and services outstanding as of June 30, 2021, under the provisions of FX Regulations Sections 10.11. and 3.2., respectively. The certification may be used within 5 (five) working days of the settlement of the funds of the new foreign financial indebtedness and the issuing entity must deliver it to the entities through which the client wishes to access the foreign exchange market.

In addition, the entity must have a sworn statement from the client declaring that: (i) it has not made use of this mechanism for an amount exceeding the equivalent of US$10 million including the certification requested; and (ii) the new foreign financial indebtedness shall not be included in the provisions of Sections 3.5.3.1., 3.6.4.2., 3.17.3., 7.9. and 7.10. of the FX Regulations.

Repayment of principal and interest of imports of goods and services.

Pursuant to Section 3.3 of Communication “A” 6844, access to the FX Market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

BCRA’s prior approval will be required to access the FX Market for the repayment of debts for imports of goods and services prior to the scheduled maturity of such indebtedness.

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

For the complete set of regulations regarding payment of imports of goods and services, see Section 10 of BCRA’s FX regulations.

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

Taxation of Dividends

Dividends to be distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, are subject to the tax treatment, based on the enactment of a comprehensive tax reform -Law No. 27,430-, published in the Official Gazette on December 29, 2017, and generally effective since January 1, 2018.

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate (on profits accrued during fiscal years starting January 1, 2018 to December 31 2020), and at a 13% rate (on profits accrued in fiscal years starting January 1, 2021 and onwards), provided that they are distributed to Argentine resident individuals and foreign shareholders .  On June 16, 2021, Law No. 27,630 was published in the Official Gazette, whereby amendments were introduced to the corporate Income Tax.  Pursuant to this law, dividends will be taxed at 7%, also on  profits accrued in fiscal years starting January 1, 2021 and onwards.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

4. State of Eritrea

5. Vatican City State

6. State of Libya

7. Independent State of Papua New Guinea

8. Plurinational State of Bolivia

9. British Overseas Territories Saint Helena, Ascension and Tristan da Cunha

10. Sark Island

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

12. Solomon Islands

13. Federated States of Micronesia

14. Mongolia

15. Montenegro

16. Kingdom of Bhutan

17. Kingdom of Cambodia

18. Kingdom of Lesotho

19. Kingdom of Eswatini (Swaziland)

20. Kingdom of Thailand

21. Kingdom of Tonga

22. Hashemite Kingdom of Jordan

23. Kyrgyz Republic

24. Arab Republic of Egypt

25. Syrian Arab Republic

26. People´s Democratic Republic of Algeria

27. Central African Republic

28. Cooperative Republic of Guyana

29. Republic of Angola

30. Republic of Belarus

31. Republic of Botswana

32. Republic of Burundi

33. Republic of Cabo Verde

34. Republic of Côte d'Ivoire

35. Republic of Cuba

36. Republic of the Philippines

37. Republic of Fiji

38. Republic of The Gambia

39. Republic of Guinea

40. Republic of Equatorial Guinea

41. Republic of Guinea-Bissau

42. Republic of Haiti

43. Republic of Honduras

44. Republic of Iraq

45. Republic of Kenya

46. Republic of Kiribati

47. Republic of the Union of Myanmar

48. Republic of Liberia

49. Republic of Madagascar

50. Republic of Malawi

51. Republic of Maldives

52. Republic of Mali

53. Republic of Mozambique

54. Republic of Namibia

55. Republic of Nicaragua

56. Republic of Palau

57. Republic of Rwanda

58. Republic of Sierra Leone

59. Republic of South Sudan

60. Republic of Suriname

61. Republic of Tajikistan

62. Republic of Trinidad and Tobago

63. Republic of Uzbekistan

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,541, as of December 31, 2021, 2020 and 2019, the tax rate is 0.50%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

prepared under Argentine GAAP without considering the effect arising from the changes in the purchasing power of the currency. Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

On February 8, 2021, AFIP Resolution No. 4,930/21 was published in the Official Gazette. AFIP Resolution No. 4,930/21 governs certain aspects of the aforementioned extraordinary tax on wealth, in addition to the provisions of Decree No. 42/21. AFIP Resolution No. 4,930/21.  modified by Resolutions No. 4,954/21 compels taxpayers assess and pay the tax on wealth before April, 16, 2021. On May 26, 2021 Resolution No. 4997/2021 was published in the Official Gazette General, through which the AFIP implemented a new payment facilities regime for the cancelation of the Wealth Tax, provided that the taxpayers have not previously accessed to a payment plan.

Taxpayers or responsible subjects may apply to the Regime up to September 30, 2021, and the debt, interests and fines may be regularized in up to two consecutive monthly installments, with an interest equivalent to the compensatory interest rate, and by making a payment on account of 30% of the consolidated debt.

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

Tax on deposits to and withdrawals from bank accounts

Law No. 25,413, as amended, provided for the creation of a tax on deposits to and withdrawals from bank accounts to be levied on: (i) credits and debits in accounts held in financial institutions located in Argentina; (ii) the credits and debits referred to in (i) in which no bank accounts with Argentine financial institutions are used, whatever their denomination, the mechanisms used to carry out such transactions (including cash) and/or legal instrument involved; and (iii) other transactions or transfers and deliveries of funds regardless of the individual or entity that performs them and the mechanism used.

Law 27,541 provided that the debits generated by cash withdrawals in any form shall be deemed taxable transactions, except for those made from accounts whose holders are physical or legal persons that qualify as micro and small-sized enterprises and provide evidence thereof under the terms of Article 2 of Law No. 24,467.

Pursuant to Decree No. 380/01 (as amended), the following transactions shall be subject to Law No. 25,413: (i) certain transactions carried out by financial institutions in which open accounts are not used; and (ii) any movement or delivery of funds, even in cash, that any person, including Argentine financial institutions, makes in its own name or on behalf of a third party, whatever the means used for its execution. Resolution No. 2,111/06 (AFIP) provides that “movements or deliveries of funds” are those made through organized payment systems replacing the use of bank accounts.

Pursuant to Decree No. 409/18 (published in the Official Gazette on May 7, 2018), bank account holders subject to the general 0.6% tax rate levied on each bank debit and credit may consider 33% of the tax paid as a tax credit. Bank account holders subject to the 1.2% tax rate may consider 33% of the tax paid as a tax credit. In both cases, those amounts may be creditable against income tax or the special contribution on the capital of cooperatives. In the case of small and medium-sized enterprises, the percentage that may be creditable against income tax may be higher. The exceeding amount may not be offset against other taxes or transferred in favor of third parties, but it may be carried forward, until fully offset, to future fiscal periods.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Article 10, subsection (s) of Decree No. 380, as amended, provides that movements recorded in special current accounts (Communication “A” 3250 of the Central Bank) shall not be subject to this tax if the holders of such accounts are foreign legal entities and the accounts are exclusively used in connection with financial investments in Argentina.

Article 10, subsection (a) of Decree No. 380, as amended, also provides for another exemption for certain transactions, including debit and credit transactions relating to accounts used exclusively for the transactions inherent to their specific activity and the drafts and transfers of which they are originators for the same purpose in the markets authorized by the CNV and their respective agents, stock exchanges that do not have organized stock markets, securities clearing houses, and settlement and clearing entities authorized by the CNV.

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

United States federal income taxes

The following discussion is a summary of certain U.S. federal income tax consequences for a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs or Class B Shares underlying ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including alternative minimum tax and Medicare contribution tax on net investment income. This summary applies only to U.S. holders that hold ADSs or Class B Shares underlying ADSs as capital assets for U.S. federal income tax purposes and does not address investors that are members of a class of holders subject to special rules, such as:

●	financial institutions;
●	dealers in securities or currencies;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●	life insurance companies;
●	persons that hold ADSs or Class B Shares underlying ADSs that are a hedge or that are hedged against interest rate or currency risks;
●	persons that hold ADSs or Class B Shares underlying ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares underlying ADSs;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	tax-exempt entities;
●	persons that own or are deemed to own 10% or more of our stock, measured by voting power or value;
●	persons who acquired ADSs or Class B Shares underlying ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or Class B Shares underlying ADSs in connection with a trade or business conducted outside of the United States.

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

As used herein, the term “U.S. holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Class B Shares underlying ADSs and is:

●	a citizen or individual resident of the United States;
●	a U.S. domestic corporation; or
●	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADSs or Class B Shares.

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying Class B Shares represented by those ADSs. Accordingly, no gain or loss will be recognized if such holder exchanges ADSs for the underlying Class B Shares represented by those ADSs.

These statements assume that we are not, and will not become, a Passive Foreign Investment Company (PFIC), as described below.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), the gross amount of distributions of cash or property made with respect to ADSs or Class B Shares underlying ADSs will generally be included in the income of a U.S. holder as ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, U.S. holders should expect that a distribution will generally be treated as a dividend. Dividends will not be eligible for the “dividends-received deduction” generally allowed to U.S. corporations under the Code. Dividends will be included in a U.S. holder’s income on the date of the U.S. holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend.

In the event of a distribution of bonds or other property, U.S. holders of ADSs or Class B Shares should consult their tax advisors regarding the tax consequences to them of receipt of such bonds or other property (or, in the case of a holder of ADSs, the receipt of the proceeds of the sale or other disposition by the depositary of such bonds or other property).

In the event of a distribution of Pesos, the amount of the distribution will equal the U.S. dollar value of the Pesos received (including amounts withheld in respect of Argentine taxes), calculated by reference to the exchange rate in effect on the date such distribution is received (which, for holders of ADSs, will be the date such distribution is received by the depositary), whether or not the depositary or U.S. holder in fact converts any Pesos received into U.S. dollars. If the distribution is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of the dividend income. Any gains or losses resulting from the conversion of Pesos into U.S. dollars after the date on which the distribution is received will be treated as ordinary income or loss of the U.S. holder and will be U.S.-source income or loss for foreign tax credit purposes.

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on an stablished securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2020 and 2021 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2022 taxable year or the foreseeable future, although there can be no assurance in this regard. If we were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. holders of our ADSs could be subject to adverse U.S. federal income tax consequences. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

DOCUMENTS ON DISPLAY

You may request a copy of these filings by writing or telephoning the offices of Telecom Argentina at General Hornos 690, (C1272AAB) Buenos Aires, Argentina. Telecom Argentina’s telephone number is 54-11-4968-4000. Our internet address is https://institucional.telecom.com.ar.

Telecom Argentina maintains a website at https://institucional.telecom.com.ar. The contents of the website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2021, that are sensitive to changes in foreign exchange rates, market prices and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

a)       Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations and, to a lesser extent, our capital expenditures and expenses denominated in foreign currencies. The Peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

Our results of operations are sensitive to changes in the Peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in Pesos (our functional currency) while some part of our liabilities are denominated in foreign currencies. However, Telecom Argentina and Núcleo had commercial debt nominated in U.S. dollars and other currencies. In addition, Núcleo maintains Guaraní denominated financial debt and accrues interest at a fixed rate. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources and Uses of Funds”.

Additionally, the Company has cash and cash equivalents, and investments denominated in U.S. dollars and other currencies that are also sensitive to changes in Peso/U.S. dollar exchange rates and contribute to reduce the exposure to commercial and financial obligations in foreign currency.

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

Sensitivity to Exchange Rates Risk

Net liability position in foreign currency of Telecom amounted to P$214,016 million as of December 31, 2021. In order to reduce the net liability position in foreign currency, Telecom has DFI as of December 31, 2021 amounting to US$89 million, therefore, the net liability not hedged amounts to US$1,994 million as of that date.

Based on the composition of the consolidated statement of financial position as of December 31, 2021, which is a not hedged net liability position in foreign currency of US$1,994 million, Management estimates that an increase in the U.S. dollar exchange rate of 20% as described in the previous paragraph, plus or minus, would result in a variation of approximately P$40,964 million of the consolidated financial position in foreign currency.

b)       Sensitivity to Interest Rate Risk

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in Argentine Pesos accruing interest at rates that are reset at maturity, notes and other financial entities’ loans denominated in Argentine pesos, U.S. dollar, RMB and Guaraníes that bear interest at fixed and variable rates.

PART I – ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

The Company has financial debts at variable rate, which amounts approximately to P$104,919 million as of December 31, 2021.In order to reduce the effect of changes in interest rates, Telecom has DFI that amounts to P$11,299  million as of December 31, 2021, that convert variable rates into fixed rates. Therefore, the net financial debt not hedged amounts to P$93,620 million as of December 31, 2021. Management believes that any variation of 100 bps in the agreed interest rates would  result in P$936 million gain / loss.

c)       Sensitivity Price Risk

The Company's investments in financial assets at fair value through profit or loss are subject to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets' prices.

As of December 31, 2021, the total value of investments with changes in fair value recognized in net income amounted to P$10,786 million.

Management estimates that any 10% variation in the market price would result in P$1,079 million gain / loss.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

See Note 26 to our Consolidated Financial Statements for a description of financial risk management.

PART I – ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The ADSs are issued by the Depositary under the Deposit Agreement dated as of May 7, 2021, among Telecom Argentina S.A., JPMorgan Chase Bank, N.A., as depositary, and the registered holders from time to time of the ADSs issued thereunder. The address of the Depositary’s principal executive office is 383 Madison Avenue, Floor 11, New York, New York 10179. Each ADS represents rights to five Class B Shares.

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

Persons depositing or withdrawing shares must pay: (1) US$5.00 for each 100 ADSs or portion thereof for issuances of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property. Investors depositing shares or holders withdrawing deposited securities are charged fees and expenses in connection with stock transfers, taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges imposed at such person’s request, transfer or registration fees for the registration of transfer of ADSs on any applicable register in connection with the deposit or withdrawal of ADSs and the Depositary’s expenses in connection with the conversion of foreign currency (2) a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Deposit Agreement, or a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities, but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to holders (3) an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions) (4) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents in connection with the servicing of the Shares or other deposited securities, the holding of foreign currency, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary's or its custodian's compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may make available to the Company a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may also agree to reduce or waive certain fees described above, that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, the Company and/or certain shareholders of the Company. For the year ended December 31, 2021, the Depositary reimbursed Telecom Argentina approximately US$278,294.00 in connection with the ADR program.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Telecom’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Telecom;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Telecom are being made only in accordance with authorizations of Management and directors of Telecom; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telecom’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2021. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2021 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

On April 28, 2021, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year´s Annual Shareholders´ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2022 has not yet been held. Therefore, as of the date of this Annual Report, Carlos Alejandro Harrison, Martín Hector D’Ambrosio and Germán Horacio Vidal remain members of the Audit Committee. See “Item 6—Directors, Senior Management and Employees—The Board of Directors”.

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

The Code of Ethics and Conduct is available on our website at https://institucional.telecom.com.ar/grupotelecom.html#en and the latest update was filed with the SEC on Form 6-K on August 11, 2021.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2021 and 2020. Figures are not restated for inflation.

Services Rendered	2021	2020
Audit fees (1)	170.1	120.4
Audit related fees (2)	2.3	3.4
Tax fees (3)	8.2	7.1
All other fees (4)	1.3	38.3
Total	181.9	169.2
(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2021 and 2020, limited reviews of interim financial statements presented during 2021 and 2020, SEC filing reviews and other attestation services.
(2)	Includes fees billed for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees. In 2021, all other fees include primarily includes fees paid for consulting services provided in connection with the implementation of the software for human capital management, subscription to business publications and other non-audit related permitted services. In 2020, all other fees include primarily includes fees billed for assistance in the framework of

PART II	TELECOM ARGENTINA S.A.

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

The Pre-Approval Procedures provide for services that require:

●	specific pre-approval—to be approved on a case-by-case basis; and
●	general pre-approval—any category or general kind of service that come within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

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

The Pre-Approval Procedures also require pre-approval for the following services:

●	Annual audit and quarterly reviews of Telecom Argentina’s financial statements: the Audit Committee is required to approve the terms for the engagement and remuneration of such services.
●	Other “Audit Services”: the Audit Committee is required to define the services that will be subject to general pre-approval on an annual basis, setting the annual service fee amount, or the annual amount allocated to each individual service category, or to each service, within which fee caps the provision shall receive general pre-approval.
●	“Audit-related Services” and “Tax Services”: the Audit Committee is required to define the categories or types of services that will receive general pre-approval, provided that they fall within the annual fee cap set for that service and establish the guidelines for prior engagement of these services.
●	Other Permitted Services: are not subject to general pre-approval, and any other services require specific pre-approval by the Audit Committee for each service.
●	Delegation: the Audit Committee may solely delegate the specific pre-approval of services with any of its members that qualify as an independent director. An independent director must immediately report to the Audit Committee after engaging any service by delegation. Under no circumstances may the authority to either approve or pre-approve services be delegated to the Management.
●	Disclosure of overall billed fees: external auditors shall include in their audit reports the information about the relationship between the overall fees paid in respect of Audit Services and in respect of services other than Audit Services. In addition, the Audit Committee shall, on a yearly basis, prepare a report to the Board of Directors, which will be included in this Annual

PART II	TELECOM ARGENTINA S.A.

Report, providing a detailed account of all fees invoiced by external auditors to Telecom Argentina and to its subsidiaries, grouped into four categories, namely: audit fees, audit related fees, tax consultation fees and all other fees.
●	Additional requirements: the Audit Committee is required to adopt additional measures to fulfill its supervisory obligations related to external auditors’ duties, in order to ensure the independence from the Company, such as the review of a formal written statement by the external auditors outlining all relations existing between them and Telecom Argentina, in accordance with Rule No. 1 of the Independence Standards Board, and discussions with the external auditors and the methods and procedures that have been designed to ensure their independence.
●	Amendments: the Audit Committee has authority to amend the Pre-Approval Procedures, rendering an account of any such amendment to the Board of Directors during the first meeting of the Board of Directors held after making the amendments.

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

●	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the eleven-member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.
●	Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.
●	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate

PART II	TELECOM ARGENTINA S.A.

and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.
●	Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.
●	Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2021 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 9, 2022. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-113.

The following financial statements are filed as part of this Annual Report:

ITEM 19.    EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended and restated (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on October 19, 2021).

2.1

Amended and Restated Deposit Agreement among Telecom Argentina S.A., JPMorgan Chase Bank, N.A., as depositary , and all holders from time to time of ADRs issued thereunder, including the form of American Depositary Receipt, dated May 7, 2021 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-255672)).

2.2

Amended and Restated Indenture between Cablevisión S.A. as issuer, and Deutsche Bank Trust Company Americas, as trustee, paying agent, registrar and transfer agent, dated December 11, 2017 (included as Exhibit 4.3 of the Form 20-F filed by Telecom Argentina on March 26, 2019 and incorporated by reference herein).

2.3

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

2.5

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

4.8

Amended and Restated IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020 (included as Exhibit 4.10 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein).

PART III	TELECOM ARGENTINA S.A.

4.9	Amended IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated December 15, 2021.

4.10	Amended Common Terms Agreement between Telecom Argentina and Inter-American Investment Corporation, dated December 15, 2021.

4.11	Amended IFC Loan Agreement between Telecom Argentina and International Finance Corporation, dated December 15, 2021.

8.1	List of Subsidiaries.

12.1	Certification of Roberto D. Nobile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Roberto D. Nobile and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
	By:	/s/ GABRIEL BLASI
		Name:	Gabriel Blasi
		Title:	Chief Financial Officer
Date: March 22, 2022

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

General Hornos 690

(1272) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$102.72 = US$1 as of December 31, 2021

TELECOM ARGENTINA S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment – CGU in Argentina

As described in Notes 3.l), 3.v), 3.v.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $ 379,220 million as of December 31, 2021, and the goodwill associated with the Argentinian business operations (“the Cash Generating Unit (CGU) in Argentina”) was $ 378,863 million as of December 31, 2021. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Potential impairment is identified by comparing the recoverable value of the CGU in Argentina, which includes goodwill balance, to its carrying value. Recoverable value of the CGU is determined as the higher value between its fair value less costs of disposal and its value in use. Fair value less cost of disposal is calculated by management using the Company’s market capitalization value and value in use is estimated using a discounted cash flow model. The assessment of the recoverable value of the CGU in Argentina included significant judgments by management. As of December 31, 2021, the recoverable value of the CGU in Argentina was determined by management through the fair value less costs of disposal. To determine the fair value of the CGU in Argentina, the market capitalization value of the Company was adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value (iii) an estimated control premium and (iv) estimated disposal costs in an orderly transaction.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the CGU in Argentina is a critical audit matter is that there was significant judgment applied by management when developing the assessment of the recoverable value of the CGU in Argentina, which was determined using fair value less costs of disposal. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the fair value less costs of disposal of the CGU in Argentina and to evaluate adjustments made by management to the Company’s market capitalization value, including the estimated fair value of other CGUs, the effect of the net liabilities not subject to the impairment test at their estimated fair value and the estimated control premium. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

TELECOM ARGENTINA S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the fair value less cost of disposal for the CGU in Argentina. These procedures also included, among others, evaluating the appropriateness of the fair value less costs of disposal determination for the CGU in Argentina; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and evaluating the adjustments to the Company’s market capitalization value made by management, including (i)the estimated fair value of other CGUs (ii) the estimated fair value for the net liabilities not subject to the impairment test and (iii) the estimated control premium. Evaluating management’ adjustments to Company’s market capitalization value to determine the fair value less costs of disposal of the CGU in Argentina involved evaluating whether the assumptions used by management were reasonable considering the consistency with: (i) valuation techniques generally used to determine fair values, (ii) external market data and (iii) evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology used by management to determine the fair value less costs of disposal and the reasonableness of the adjustments to the Company’s market capitalization value made by management.

Regulatory Disputes – Decree No 690/20 and Resolution No. 50/10

As described in Note 2 (c), the “Decree No. 690/20” (hereinafter as “DNU”) declared information and communication technology services as “Essential and Strategic Competition Public Services” and determined that the prices of those services shall be regulated by ENACOM. In response to this regulation, the Company initiated legal proceedings before the Federal Court on Administrative Litigation Matters challenging the constitutionality of DNU and the ENACOM Resolutions. In addition, as described in Note 19 2) h), Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade determined that cable television operators must apply a formula to calculate their monthly subscription prices. In response to these resolutions, the Company filed an administrative appeal requesting the suspension of Secretariat of Domestic Trade resolutions’ effects and their nullification. Management recognizes liabilities in the consolidated financial statements for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, (i) management concludes that it is not probable that a loss has been incurred in any of the pending litigation; or (ii) management is unable to estimate the loss or range of loss for any of the pending matters. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred. As disclosed by management, the company and its legal counsels consider that solid arguments exist in its favor that have a high probability of prevalence in court, notwithstanding which, it is, as also disclosed by management, not possible to ensure in this instance the definite result of the controversy.

The principal considerations for our determination that performing procedures relating to Regulatory Disputes – Decree No 690/20 and Resolution No. 50/10 is a critical audit matter are the significant judgment applied by management when assessing the possible impacts of these disputes over the consolidated financial statements, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the possible impacts of these disputes over the consolidated financial statements. Also, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

TELECOM ARGENTINA S.A.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of litigation claims, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s regulatory disputes disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the arguments put forward by management in its defense as part of these regulatory disputes.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Alejandro Javier Rosa

Autonomous City of Buenos Aires, Argentina

March 22th, 2022

We have served as the Company’s auditor since 2003.

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		As of December 31,
ASSETS	Note	2021	2020
Current Assets
Cash and cash equivalents	4	19,849	27,965
Investments	4	10,786	7,804
Trade receivables	5	22,554	28,612
Other receivables	6	8,846	10,397
Inventories	7	3,115	5,618
Total current assets		65,150	80,396
Non-Current Assets
Trade receivables	5	72	89
Other receivables	6	2,085	2,414
Deferred income tax assets	15	658	622
Investments	4	3,226	3,248
Goodwill	8	379,220	380,234
Property, plant and equipment	9	451,174	484,316
Intangible assets	10	144,114	157,019
Right of use assets	11	33,415	26,825
Total non-current assets		1,013,964	1,054,767
TOTAL ASSETS		1,079,114	1,135,163
LIABILITIES
Current Liabilities
Trade payables	12	49,231	59,408
Financial debt	13	64,869	62,795
Salaries and social security payables	14	22,263	21,639
Income tax payables	15	13,927	100
Other taxes payables	16	3,962	5,544
Leases liabilities	17	6,130	5,035
Other liabilities	18	3,055	3,112
Provisions	19	2,146	2,441
Total current liabilities		165,583	160,074
Non-Current Liabilities
Trade payables	12	1,096	3,695
Financial debt	13	202,052	239,390
Salaries and social security payables	14	1,546	1,268
Deferred income tax liabilities	15	135,232	120,261
Other taxes payables	16	—	8
Leases liabilities	17	12,786	10,515
Other liabilities	18	1,250	1,745
Provisions	19	9,574	11,263
Total non-current liabilities		363,536	388,145
TOTAL LIABILITIES		529,119	548,219
EQUITY
Equity attributable to Controlling Company		541,423	577,285
Equity attributable to non-controlling interest		8,572	9,659
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	21	549,995	586,944
TOTAL LIABILITIES AND EQUITY		1,079,114	1,135,163

The accompanying notes are an integral part of these consolidated financial statements

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		For the years ended December 31,
	Note	2021	2020	2019
Revenues	23	425,493	455,234	487,067
Employee benefit expenses and severance payments	24	(91,823)	(88,265)	(95,618)
Interconnection and transmission costs		(15,262)	(16,987)	(15,453)
Fees for services, maintenance, materials and supplies	24	(49,431)	(49,829)	(54,676)
Taxes and fees with the Regulatory Authority	24	(32,743)	(34,747)	(37,779)
Commissions and advertising		(24,392)	(26,040)	(30,027)
Cost of equipment and handsets	24	(20,961)	(16,803)	(22,089)
Programming and content costs		(28,949)	(30,443)	(37,053)
Bad debt expenses		(7,983)	(16,309)	(13,010)
Other operating expenses	24	(21,182)	(20,510)	(22,961)
Depreciation, amortization and impairment of fixed assets	24	(135,554)	(124,669)	(125,944)
Operating (loss) income		(2,787)	30,632	32,457
Earnings (losses) from associates	4	395	749	(385)
Debt financial expenses	25	28,700	(37,280)	(34,229)
Other financial results, net	25	16,949	10,649	23,284
Income before income tax expense		43,257	4,750	21,127
Income tax expense	15	(33,317)	(12,454)	(29,116)
Net income (loss) for the year		9,940	(7,704)	(7,989)

Attributable to:
Controlling Company		8,665	(8,626)	(9,034)
Non-controlling interest		1,275	922	1,045
		9,940	(7,704)	(7,989)

Earnings (Loss) per share attributable to Controlling Company - Basic and diluted	3.u	4.02	(4.01)	(4.19)

See Note 24 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	For the years ended December 31,
	2021	2020	2019

Net income (loss) for the year	9,940	(7,704)	(7,989)

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(6,390)	(2,513)	(3,995)
DFI effects classified as hedges	342	(411)	(689)
Income Tax effects on DFI classified as hedges and others	(128)	32	199
Will not be reclassified subsequently to profit or loss
Actuarial results	(35)	204	97
Income Tax effects	12	(62)	(30)
Other components of the comprehensive (loss), net of tax	(6,199)	(2,750)	(4,418)

Total comprehensive income / (loss) for the year	3,741	(10,454)	(12,407)

Attributable to:
Controlling Company	3,970	(10,868)	(12,737)
Non-controlling interest	(229)	414	330
	3,741	(10,454)	(12,407)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution
	Outstanding	Treasury			Reserves
	shares	shares		Treasury						Voluntary			Equity	Equity
	Capital	Capital		shares			Special	Voluntary		reserve for			attributable	attributable
	nominal	nominal		acquisition			reserve for	reserve for		future	Other		to	to non-
	value	value	Inflation	cost	Contri-buted		IFRS	capital	Facultative	dividends	compre-hensive	Retained	controlling	controlling	Total
	(1)	(1)	adjust-ment	(1)	Surplus	Legal	implemen-tation	invest-ments	(2)	payments	results	earnings	company	interest	Equity
Balances as of January 1, 2019	2,154	15	141,572	(5,674)	402,563	7,161	3,084	10,433	35,821	34,720	(3,506)	85,095	713,438	10,201	723,639
Resolutions of the Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019:
- Reserves constitution	—	—	—	—	—	841	—	—	46,532	19,914	—	(67,287)	—	—	—
- Dividends	—	—	—	—	—	—	—	—	—	(17,126)	—	(17,808)	(34,934)	—	(34,934)
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(537)	(537)
Capital reduction	—	(15)	(1,976)	5,674	—	—	—	—	—	—	—	(3,683)	—	—	—
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual (4)	—	—	—	—	—	—	—	—	—	—	(234)	—	(234)	—	(234)
Increase in Tuves shareholding (5)	—	—	—	—	—	—	—	—	—	—	71	—	71	(193)	(122)
Resolutions of the Ordinary Shareholders’ Meeting held on October 10, 2019:
- Dividends (6)	—	—	—	—	—	—	—	—	(4,349)	(34,297)	—	—	(38,646)	—	(38,646)
Adesol dividends	—	—	—	—	—	—	—	—	—	—	(48)	—	(48)	—	(48)
Comprehensive income:
Net (loss) income for the year	—	—	—	—	—	—	—	—	—	—	—	(9,034)	(9,034)	1,045	(7,989)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(3,703)	—	(3,703)	(715)	(4,418)
Total Comprehensive (loss) income	—	—	—	—	—	—	—	—	—	—	(3,703)	(9,034)	(12,737)	330	(12,407)

Balances as of December 31, 2019	2,154	—	139,596	—	402,563	8,002	3,084	10,433	78,004	3,211	(7,420)	(12,717)	626,910	9,801	636,711
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	—	—	—	—	—	—	—	(3,681)	(8,965)	—	—	12,646	—	—	—
- Reserves reallocation	—	—	—	—	(20,756)	—	—	(6,752)	20,756	6,752	—	—	—	—	—
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(556)	(556)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (4)	—	—	—	—	—	—	—	—	—	—	52	—	52	—	52
Resolutions of the General Extraordinary Shareholders’ Meeting held on November 13, 2020:
- Dividends (6)	—	—	—	—	—	—	—	—	(28,846)	(9,963)	—	—	(38,809)	—	(38,809)
Comprehensive income:
Net (loss) income for the year	—	—	—	—	—	—	—	—	—	—	—	(8,626)	(8,626)	922	(7,704)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(2,242)	—	(2,242)	(508)	(2,750)
Total Comprehensive (loss) income	—	—	—	—	—	—	—	—	—	—	(2,242)	(8,626)	(10,868)	414	(10,454)

Balances as of December 31, 2020	2,154	—	139,596	—	381,807	8,002	3,084	—	60,949	—	(9,610)	(8,697)	577,285	9,659	586,944
(1)	As of December 31, 2019 and December 31, 2020 total shares, were issued and fully paid.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	Corresponds to non-controlling shareholders of Núcleo.
(4)	See Note 3.d.1.b).
(5)	See Note 3.d.1.a).
(6)	See Note 4.b)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution
	Outstanding		Reserves
	shares
	Capital				Special				Equity	Equity
	nominal				reserve for		Other		attributable to	attributable to
	value	Inflation	Contributed		IFRS	Facultative	compre-hensive	Retained	controlling	non-controlling
	(1)	adjustment	Surplus	Legal	implemen-tation	(2)	results	earnings	company	interest	Total Equity
Balances as of January 1, 2021	2,154	139,596	381,807	8,002	3,084	60,949	(9,610)	(8,697)	577,285	9,659	586,944
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	—	—	—	—	—	(8,626)	—	8,626	—	—	—
- Reserves reallocation	—	—	(17,688)	—	—	17,688	—	—	—	—	—
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	(834)	(834)
Resolutions of the General Extraordinary Shareholders’ Meeting held on August 11, 2021:
- Dividends (4)	—	—	—	—	—	(40,020)	—	—	(40,020)	—	(40,020)
Exercise Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (5)	—	—	—	—	—	—	188	—	188	(24)	164
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	8,665	8,665	1,275	9,940
Other comprehensive loss	—	—	—	—	—	—	(4,695)	—	(4,695)	(1,504)	(6,199)
Total Comprehensive (loss) income	—	—	—	—	—	—	(4,695)	8,665	3,970	(229)	3,741

Balances as of December 31, 2021	2,154	139,596	364,119	8,002	3,084	29,991	(14,117)	8,594	541,423	8,572	549,995
(1)	As of December 31, 2021 total shares, were issued and fully paid.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	Correspond to non-controlling shareholders of Núcleo.
(4)	See Note 4.b).
(5)	See Note 3.d.1.b).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		For the years ended December 31,
	Note	2021	2020	2019
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year		9,940	(7,704)	(7,989)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		9,452	19,403	20,474
Depreciation of property, plant and equipment	24	108,382	99,185	96,535
Amortization of intangible assets	24	15,558	16,056	16,991
Amortization of rights of use assets	24	10,330	8,860	7,149
(Earnings) losses from associates	4.a	(395)	(749)	385
Disposals of fixed assets and consumption of materials		2,726	984	854
Financial results and others		(47,885)	18,143	23,493
Income tax expense	15	33,317	12,454	29,116
Income tax paid (*)		(2,270)	(2,866)	(3,583)
Net increase in assets	4.b	(18,561)	(28,025)	(20,512)
Net increase in liabilities	4.b	9,441	15,128	5,448
Total cash flows provided by operating activities		130,035	150,869	168,361
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(73,586)	(78,924)	(101,040)
Intangible asset acquisitions		(2,540)	(3,128)	(3,345)
Proceeds from dividends	4.b	234	121	380
Proceeds from the sale of property, plant and equipment and intangible assets		157	80	210
Investments not considered as cash and cash equivalents		(39,383)	(41,571)	11,882
Total cash flows used in investing activities		(115,118)	(123,422)	(91,913)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	4.b	64,216	84,570	120,228
Payment of financial debt	4.b	(50,296)	(98,705)	(75,010)
Payment of interests and related expenses	4.b	(26,817)	(31,473)	(16,220)
Payments of leases liabilities		(6,596)	(7,896)	(7,450)
Acquisition in shareholdings		(59)	—	(125)
Payment of dividends	4.b	(744)	(554)	(73,007)
Total cash flows used in financing activities		(20,296)	(54,058)	(51,584)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(5,379)	(26,611)	24,864
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		27,965	52,568	21,784
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(2,737)	2,008	5,920
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		19,849	27,965	52,568

(*)	Years ended December 31,
	2021	2020	2019
Corresponding to Controlling Company tax withholdings / advances	(1,912)	(2,564)	(3,463)
Corresponding to subsidiaries	(358)	(302)	(120)
	(2,270)	(2,866)	(3,583)

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist to understand certain terms as used in these consolidated financial statements.

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

DFI: Derivate Financial Instruments.

D&A: Depreciation and amortization.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November 1990.

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

PEN (Poder Ejecutivo Nacional): National Executive Power.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E: Property, plant and equipment.

PSP: Payment Service Providers

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

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: Securities and Exchange Commission of the United States of America.

SRCE (Servicio Radioeléctrico de Concentración de Enlaces): Radio-electric Service of Concentration of Links.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SRS (Servicio de Radiodifusión por Suscripción por vínculo físico y/o radioeléctrico): Subscription Broadcasting Service by physical and / or radio-electric link.

SMS: Short message systems.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to people within a country or specified area.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/ Ultima Millla/CV Berazategui: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., Ultima Milla S.A., CV Berazategui S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

SEFyC (Superintendencia de Entidades Financieras y Cambiarias): Superintendency of Financial and Exchange Entities.

Telefónica: Telefónica de Argentina S.A.

TMF Administration Trust / TMF Trust: Administration Trust – Telecom Argentina’s refinancing plan agreed with TMF Trust Co.

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit.

FIU: Financial Information Unit.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc.), MMS (Mobile Multimedia Services) and Voice Mail, among others.

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

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

In November 2017, the Company merged between Telecom Personal, so, since that date, it provides directly mobile telecommunications services. Additionally, as a consequence of the merger with Cablevisión (accounted for as a reverse acquisition), since January 1, 2018, the operations that Cablevisión developed as of December 31, 2017, which mainly consisted in the provision of cable television services through networks installed in different localities in Argentina and Uruguay, are developed by the Company.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services in Argentina. Additionally, through its subsidiaries, it also provides diverse ICT Services in Uruguay, Paraguay, and in the United States of America (“USA”).

Information on Telecom’s licenses and on the regulatory framework is described under Note 2 to these consolidated financial statements.

As of December 31, 2021, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

			Telecom Argentina's
			direct/indirect interest
			in capital stock and
Company	Main Activity	Country	votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual (b)	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (c)	Security solutions and services	Argentina	100.00%
Opalker S.A. (d)	Cybersecurity and related services	Uruguay	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. (See Note 3 d.4) to these consolidated financial statements).
(b)	On October 27, 2021, Telecom acquired the remaining 40% of AVC Continente Audiovisual's capital stock. For further information, see Note 3.d.1.b) to these consolidated financial statements.
(c)	Company started on December 30, 2020 and registered in the IGJ on June 9, 2021 As of December 31, 2021 is a dormant entity.
(d)	Company acquired on July 27, 2021. For further information, see Note 3.d.1.f) to these consolidated financial statements.

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

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the years ended December 31, 2021, 2020 and 2019.

◻	Consolidated Income Statement as of December 31, 2021

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	332,816	63,403	396,219	26,215	5,067	31,282	(2,008)	425,493
Operating costs without depreciation, amortization and impairment of fixed assets	(229,554)	(46,552)	(276,106)	(15,514)	(3,114)	(18,628)	2,008	(292,726)
Adjusted EBITDA	103,262	16,851	120,113	10,701	1,953	12,654	—	132,767

Depreciation, amortization and impairment of fixed assets								(135,554)
Operating loss								(2,787)
Earnings from associates								395
Debt financial expenses								28,700
Other financial results, net								16,949
Income before income tax expense								43,257
Income tax expense								(33,317)
Net Income								9,940

Attributable to:
Controlling Company								8,665
Non-controlling interest								1,275
								9,940

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2020

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	240,325	185,042	425,367	18,183	13,811	31,994	(2,127)	455,234
Operating costs without depreciation, amortization and impairment of fixed assets	(158,901)	(123,028)	(281,929)	(11,419)	(8,712)	(20,131)	2,127	(299,933)
Adjusted EBITDA	81,424	62,014	143,438	6,764	5,099	11,863	—	155,301
Depreciation, amortization and impairment of fixed assets								(124,669)
Operating Income								30,632

Earnings from associates								749
Debt financial expenses								(37,280)
Other financial results, net								10,649
Income before income tax expense								4,750
Income tax expense								(12,454)
Net loss								(7,704)

Attributable to:
Controlling Company								(8,626)
Non-controlling interest								922
								(7,704)

◻	Consolidated Income Statement as of December 31, 2019

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	182,233	274,494	456,727	12,931	19,924	32,855	(2,515)	487,067
Operating costs without depreciation, amortization and impairment of fixed assets	(121,682)	(186,711)	(308,393)	(8,946)	(13,842)	(22,788)	2,515	(328,666)
Adjusted EBITDA	60,551	87,783	148,334	3,985	6,082	10,067	—	158,401
Depreciation, amortization and impairment of fixed assets								(125,944)
Operating Income								32,457

Losses from associates								(385)
Debt financial expenses								(34,229)
Other financial results, net								23,284
Income before income tax expense								21,127
Income tax benefit								(29,116)
Net loss								(7,989)

Attributable to:
Controlling Company								(9,034)
Non-controlling interest								1,045
								(7,989)

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of December 31
	2021	2020	2019
Sales revenues from customers located in Argentina	394,781	423,580	454,269
Sales revenues from foreign customers	30,712	31,654	32,798

CAPEX corresponding to the segment “Services rendered in Argentina	78,593	75,599	124,088
CAPEX corresponding to the segment “Other abroad segments”	6,957	8,525	10,486

Fixed assets corresponding to the segment “Services rendered in Argentina”	974,315	1,008,512	1,034,134
Fixed assets corresponding to the segment “Other abroad segments”	33,608	39,882	40,985

Financial Debt corresponding to the segment “Services rendered in Argentina”	259,403	293,562	303,919
Financial Debt corresponding to the segment “Other abroad segments”	7,518	8,623	8,421

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

These consolidated financial statements (except for the statement of cash flows) are prepared in current currency as of December 31, 2021 (see item e) and on an accrual basis of accounting (except for the consolidated statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are initially recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

The figures as of  December 31, 2020 and for the years ended December 31, 2020 and 2019, which are disclosed in these consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in constant currency as of December 31, 2021. This is as consequence of the restatement process of the financial information described in point e). When applicable, certain reclassifications were made for comparative purposes.

These consolidated financial statements as of December 31, 2021, were approved by resolution of the Board of Directors’ meeting held on March 9, 2022.

d)   Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

●	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;
●	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;
●	the consolidated statements of comprehensive income include the profit (or loss) for the year as shown in the consolidated income statement and all components of other comprehensive income;
●	the consolidated statements of changes in equity have been prepared showing separately (i) income (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest), if applicable;
●	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

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

TELECOM ARGENTINA S.A.

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

In addition, Law No. 27,468 amended Section 10 of Law No. 23,928, as amended, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/02, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them. Therefore, through Resolution No. 777/18, CNV established the method to restate financial statements in current currency in accordance with IAS 29 for years/periods ended since December 31, 2018. According to this, these consolidated financial statements are restated in terms of current currency as of December 31, 2021.

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

The table below show the evolution of the National CPI in the last three years according to official statistics (INDEC) and following the guidelines provided by Resolution No. 539/18, as well as the devaluation of the argentine peso against the US dollar for the same years:

	As of December 31,	As of December 31,	As of December 31,
	2019	2020	2021

National Consumer Price Index (December 2016=100)	284.44	385.88	582.46

Variation in Prices
Annual	53.8%	36.1%	50.9%
Accumulated 3 years	183.2%	209.2%	216.1%

Banco Nación US$/$ exchange rate	59.89	84.15	102.72

Variation in the exchange rate
Annual	58.9%	40.5%	22.1%
Accumulated 3 years	276.9%	351.2%	172.5%

Below is a summary of the effect of applying IAS 29:

Restatement of the Statement of Financial Position and the Statement of Changes in Equity

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2019. Consequently, the main items restated were PP&E, Intangible assets, Rights of Use Assets, Goodwill, Inventories, certain Investments in associates and the Equity items. Each item must be restated since the date of the initial recognition in the Company's Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2021.

Restatement of the Income Statement and the Statement of Cash Flows

In the Income Statement, items must be restated from the dates when the items of income and expense were originally recorded. The Company shall apply the variations in monthly general price index.

TELECOM ARGENTINA S.A.

Financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

The effect of inflation on the monetary position is included in the Income Statement under Other financial results, net.

The items of the Statement of Cash Flows must also be restated in terms of the measuring unit current at the closing date. IAS 29 para 33 states that all items in the statement of cash flows are expressed in terms of the measuring unit current at the end of the reporting period. The restatement effect has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

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

The Regulatory Authority for ICT services in Argentina is ENACOM which is currently under the jurisdiction of the Secretariat of Public Innovation under the Cabinet of Ministers.

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

Finally, Micro Sistemas is registered as a PSP and is under the oversight of the BCRA and the FIU regulations for this type of operations.

b) Licenses

✓	Under the Licencia Única Argentina Digital, the Company currently provides the following services:
●	Local fixed telephony,
●	Public telephony,
●	Domestic and international long-distance telephony,
●	Domestic and international point-to-point link services,
●	Value added, data transmission, videoconferencing, transportation of broadcasting signals, and Internet access,

TELECOM ARGENTINA S.A.

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

On the other hand, the exploitation of physical and/or radio-electric link subscription broadcasting services held by the Company, originally granted under Law No. 22,285, are currently governed by the LAD since Decree No. 267/15 was issued.

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

Law No. 19,798, the Telecommunications Act (passed in 1,972), as amended, continues in effect only with respect to those provisions that do not contradict the provisions of the LAD (among them, for example, Section 39 of Law No. 19,798 regarding the exemption from all taxes on the use of soil, subsoil and airspace for telecommunications services).

The LAD also revoked Decree No. 764/00, as amended, but provisions of the decree that do not contradict the LAD will remain in effect during the time it takes the Regulatory Authority to issue new licensing, interconnection services, SU and spectrum regulations (see item f) - “Other Rules” to this Note).

TELECOM ARGENTINA S.A.

✓	Decree No. 267/15 – Amendments to the LAD

On January 4, 2016, Decree No. 267/15 was published in the Official Gazette, which amended Law No. 26,522 (“the Audiovisual Communication Services”) and Law No. 27,078 (LAD), and created the ENACOM as the Enforcement Authority for these laws. On April 8, 2016, the House of Representatives voted in favor of the validity of Decree No. 267/15. Thus, such Decree acquired the status of Law.

Among the main amendments to the LAD related to the Subscription Broadcasting Service, the following stand out:

●	The incorporation of Subscription Broadcasting Services (physical or radio-electric link, such as cable TV) as an ICT Service within the scope of the LAD, and excluding it from Law No. 26,522. Satellite subscription television services (known as satellite TV) shall remain within the scope of Law No. 26,522. Furthermore, Decree No. 267/15 states that the ownership of a satellite subscription television license is incompatible with having any other kind of audiovisual communication or ICT Service license.
●	Any subscription broadcasting license (such as cable television), granted before the application of Decree No. 267/15 will be considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. Furthermore, the Decree provides for a 10-year extension counted as from January 1, 2016 for the use of spectrum frequencies by radio-electric link subscription broadcasting services licensees.
●	Decree No. 267/15 replaced the LAD’s Section 95 of the LAD and provides several obligations for fixed telephony licensees granted by Decree No. 264/98 and mobile service providers with licenses granted by Decree No.1,461/93, which choose to provide subscription broadcasting services.

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

✓	Decree No. 1,340/16 - Amendments to Decree No. 267/15

Decree No. 1,340/16 issued by PEN and published in the Official Gazette on January 2, 2017 provides the rules for achieving a greater convergence of networks and services under competitive conditions, promoting the deployment of next generation networks and the penetration of Broadband Internet access throughout the national territory, in accordance with the provisions of the LSCA and the LAD.

Among the most relevant provisions, it establishes:

●	That a 15-year-term, as from the publication of the Decree, be fixed as differential condition pursuant to Section 45 of the LAD, for the protection of last-mile fixed new generation networks deployed by ICT licensees for Broadband regarding the regulations of open access to Broadband and infrastructure to be issued, notwithstanding the provisions of Section 56 of the LAD.
●	That the Ministry of Communications or the ENACOM, as appropriate, shall establish the rules for the administration, management, and control of the radio spectrum.
●	That ICT licensees and Satellite Link Subscription Broadcasting licensees that as of December 29, 2016 simultaneously provided both services, may retain ownership of both types of licenses.

This Decree also sets out some principles on interconnection matters contemplated in the Interconnection regulations, approved through Resolution No. 286/18 (see item f) - “Other Rules” to this Note).

TELECOM ARGENTINA S.A.

✓Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, the PEN issued Decree No. 690/20 (“Decree N° 690/20”) amending the LAD. Decree No. 690/20 declared ICT services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered the ENACOM to ensure accessibility.

Decree No. 690/20 further established that the prices of: (i) the essential and strategic competition public ICT services, (ii) the prices of those services provided in accordance with the Universal Service and (iii)the prices of those services determined by the ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU.

Finally, Decree No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

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

Resolution No. 1,467/20 regulated the Compulsory Universal Telecommunication Service (“PBU”) provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan, namely:

●PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;
●PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;
●PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;
●PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On January 29, 2021, the Company´s petition was denied and the precautionary measure rejected. The Company appealed such decision and, on April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal, revoke the first instance court’s decision and, consequently, grant the preliminary injunction requested by the Company, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and then extended for an additional six-month period until April 21, 2022. As supported by the preliminary injunction granted, the Company increased the prices of its services in June, September and December 2021.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021.

TELECOM ARGENTINA S.A.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice. As of the date of these consolidated financial statements, a decision on these legal proceedings remains is pending.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. The Company’s Management and its legal advisors, consider that the Company has solid legal arguments to support its position and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company, notwithstanding the fact that at this stage it is not possible to predict the final outcome of the claim.

Preliminary injunction requested by “Asociación Civil de Usuarios Bancarios Argentinos” (“ACUBA”)

On January 27, 2021, the Company was served with notice of a preliminary injunction granted by the Civil and Commercial Court No. 10 of Mar del Plata obtained by ACUBA in the aforementioned case, which ordered the Company to roll back the tariffs of broadcasting services subscriptions, Internet access services, fixed telephony services and mobile telecommunications services to those of December 2020, which could only be increased up to 5% as authorized by the ENACOM, and maintain such tariffs until any modification is resolved. Telecom challenged the preliminary injunction for lack of jurisdiction, and requested that the resolution granting the preliminary injunction be declared null. The Company argued that a preliminary injunction obtained by a representative of the industry of the Province of Córdoba from the federal courts of the province expressly suspended the application of Decree No. 690/20, Decree No. 311/20 and prohibited the ENACOM from issuing any subsequent resolutions.

On December 6, 2021, the Court ordered the joinder of the file with the one in re “Asociación de Consumidores de Argentina UCA v. AMX Argentina and other on Proceeding leading to a declaratory judgment”, pending before Federal Court on Administrative Litigation Matters No. 6 of the Autonomous City of Buenos Aires.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights.

Preliminary injunction requested by a representative of the industry of the Province of Córdoba

On February 2, 2021, the Company was informed by “Asociación Argentina de Televisión por Cable” (“ATVC”), that a preliminary injunction requested by a representative of the cable television industry of the Province of Córdoba was granted ordering the suspension of Decree N° 690/20, of Decree N° 311/20 and of all measures adopted as a result of those decrees. The court also ordered the PEN and the ENACOM to refrain from issuing or pursuing any subsequent measures based on such decrees, until a final court decision is rendered.

ATVC also informed that, pursuant to the court’s indications, the regulatory authority should refrain from issuing regulations related to Decree No. 690/20 or enforcing the regulations previously issued, which are generally suspended.

Preliminary injunction requested by “Catrie Televisora Color S.R.L. v./ Estado Nacional re./ Acción meramente declarativa de inconstitucionalidad”

On March 31, 2021, the Company was informed by ATVC, that a preliminary injunction requested by a representative of the cable television industry in the case Catrie Televisora Color S.R.L. v./ Estado Nacional re./ Acción meramente declarativa de inconstitucionalidad” (File No. 858/21), pending before the Federal Court of Córdoba No. 1, ATVC requested joint litigation, under the terms of Art. 90 inc. 2 of the National Civil and Commercial Procedure Code, requiring collective legitimacy, on behalf of the associated companies, and required the extension of the preliminary injunction issued in such case.

Likewise, on that date ATVC was notified of the resolution of the Federal Court of Córdoba No. 1 of March 30, 2021, which provided, in File. No. 858/21, the following summary: 1) grant the request for intervention of a third party made by ATVC; 2) direct the process as a collective process; 3) delimit the class affected to the cable and ICT services industries that are associated with ATVC; and 4) order the National Government the suspension of Decree No. 690/20, as well as all measures adopted as a result of that decree. The court also ordered the PEN and the ENACOM to refrain from issuing or pursuing any subsequent measures based on such decree, until a final court decision is rendered, in relation to all the certified class companies of this process.

TELECOM ARGENTINA S.A.

d) Universal Service Regulation

●	Decree No. 764/00

Annex III of Decree No. 764/00 required providers of telecommunications services to contribute 1% of their total accrued revenues, net of applicable taxes and charges, to the FFSU. The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU Fund. The regulation also established the exemption to contribute to the FSU in the following events: (i) for local services provided in areas with teledensity lower than 15%, and ii) when certain conditions exist in connection with a formula which combines the foregone revenues and the market share of other operators than Telecom Argentina and Telefónica who provide local telephony. Likewise, the regulation created a committee responsible for the administration of the SU Fund and the development of specific SU programs.

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

●	Amendments to the General Regulation of the Universal Service

After several decrees and laws which approved and amended the General Regulation of the Universal Service (“RGSU”, for its Spanish acronym), replacing Annex III of Decree No. 764/00, the ENACOM approved a new RGSU through Resolution No. 721/20, which replaced the RGSU that had been approved by ENACOM Resolution No. 2,642/16.

The new Regulation maintains the obligation to contribute 1% of total revenues, as provided in the previous Resolution. Among the most relevant matters, the new Regulation provides:

(i)	That the ENACOM may consider that the monthly obligation of the Contributors has been partially settled for up to 30% of their contributions, based on the reporting of computable investments made in projects approved by the ENACOM;
(ii)	That the licensees may submit projects to the ENACOM for their review and assessment;
(iii)	That the deployment of last mile fixed NGNs (Next Generation Network) for the provision of broadband Internet services of the Projects shall not fall within the scope of the protection described in section 3 of Decree No. 1,340/16.

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

As of the date of these consolidated financial statements, the Company has filed its monthly SU affidavits related to the services associated with its original license to render SBT, which resulted in a receivable of approximately $18,069 (unaudited amount). The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2021 since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

TELECOM ARGENTINA S.A.

On April 8, 2011, the SC issued Resolution No. 43/11, through which it notified the Company that investments associated with “High-Cost Areas” did not qualify as an Initial Indicative Program (which amounted to approximately $18,739, included in the mentioned receivable).

Additionally, through SC Resolutions No. 53, 54, 59, 60, 61, 62, 69 and 70/12, the Company was notified that: the “Special Information Service 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service (SSPLD)” (which amounted to approximately $1,682, included in the mentioned receivable), respectively, did not qualify as Initial SU Programs, pursuant to the terms of Section 26 of Annex III of Decree No. 764/00, and that, they did not constitute different services involving a SU provision, and therefore, cannot be financed with SU Funds, pursuant to the terms of Section 2 of Decree No. 558/08.

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

TELECOM ARGENTINA S.A.

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

e)Spectrum

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

Subsequently, pursuant to Decree No. 1,340/16, the Ministry of Communications provided that the term of the authorizations for the use of frequencies of the SCMA, as well as the corresponding deployment obligations, shall be counted as from the effective migration of the services currently operating in these bands within Area II (AMBA). On August 30, 2018, the Ministry of Modernization issued Resolution No. 528/18, whereby it stated that the effective migration of those services had been verified on February 27, 2018.

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

Section 54 of the Audiovisual Communications Law provides that an individual or legal entity cannot be allocated the full or partial ownership of more than 6 authorizations or licenses to render television services to subscribers throughout the national territory of Uruguay. Such limit is reduced to 3 if one of the authorizations or licenses includes the department of Montevideo. Section 189 of this law provides that in the cases where such limits were exceeded as of the entry into force of the Law, the owners of those audiovisual communication services shall transfer the necessary authorizations or licenses so as not to exceed the limits mentioned above within a term of 4 years as from the date of entry into force of the Audiovisual Communications Law, therefore, this term expired in January 2019.

Adesol is analyzing the possible impact on its business that could be derived from the change in the regulatory framework and any possible legal actions that can be taken in order to protect its rights and its shareholders’ rights. That company is also monitoring the different unconstitutionality claims filed by other companies against certain sections of the above-mentioned law to consider whether the decisions to be rendered by the Supreme Court of Uruguay in those proceedings may be favorable to the position of Adesol in the future. As of the date of these consolidated financial statements, the Supreme Court provided the unconstitutionality of Sections 39 sub-section 3, 55, 56 sub-section 1, article 60-point C, 98 sub-section 2, 117 literal F°, sub-section 2, 143 and 149 sub-section 2 of Law No. 19,307, and furthermore, other decisions rendered in this respect by the Supreme Court dismissed the unconstitutionality claim filed by the claimant with respect to Section 54 of that Law.

TELECOM ARGENTINA S.A.

It is noteworthy that within the framework of the resolution of the unconstitutionality claim against Section 54 and 189 of Law 19,307, filed on November 22, 2019 by the permit holders Audomar S.A., Dolfycor S.A., Reiford S.A., Space Energy TECH S.A., Tracel S.A., Bersabel S.A., and Vision Satelital S.A., together with the majority shareholder of those companies, on October, 2020, the Supreme Court provided the lack of passive legitimation of the Legislative Body and rejected the mentioned unconstitutionality claim, arguing that the aforementioned Section 54 does not apply to permit holders since they are legitimized by the number of authorizations or licenses they have "as a whole" when the rule establishes limitations on natural or legal persons considered individually.

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

✓Other relevant regulations
●	General Rules Governing ICT Service Licenses

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

●	General Rules Governing ICT Service Customers

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

●	Number Portability Regulation

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

TELECOM ARGENTINA S.A.

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

On December 31, 2020, the ENACOM issued Resolution No. 1,509/20, whereby it replaced the work schedule for the implementation of Number Portability that had been approved as an Annex to Resolution No. 4,950/18. In addition, the ENACOM approved the new model of the Bidding Terms and Conditions for the selection of the centralized Number Portability Database Administrator for the Mobile Communication Service and the Fixed Telephony Service, and also approved the Network Technical Specifications. This Resolution was ratified by the ENACOM Resolution No. 185/2021.

Through Resolution No. 32/2022 issued on January 25, 2022, the Board of the ENACOM decided to postpone the initial operations and startup of the Number Portability of fixed telephony service lines for 120 days, in order to carry out its correct implementation.

●	General Rules Governing Interconnection and Access

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

On August 14, 2018, the ENACOM issued Resolution No. 4,952/18, establishing a provisional charge equivalent to US$0.0108 per minute of communication, without considering the different taxes and charges that may be applicable for the origination services or local termination in the mobile communications service networks. Likewise, it is established that for the purposes of applying the fixed charge, the unit of measurement will be the second. Through ENACOM Resolution No. 1,161/18 dated November 27, 2018, the ENACOM set the same charge for SRCE network termination.

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

Pursuant to Resolution No. 1,510/20, published in the Official Gazette on December 29, 2020, the ENACOM decided, on a provisional and exceptional basis, that the reference exchange rate applicable to the interconnection charges for calls made as from January 1, 2021, will be of eighty-three pesos and thirty-six cents ($83.36) per US dollar. This Resolution was applicable to services provided up to and including June 30, 2021 and was subject to the approval of the ENACOM's Board. This Resolution was ratified by ENACOM Resolution No. 181/2021.

●	Quality Rules for ICT Services

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

●	National Rules for Contingencies

Through Resolution No. 51/18, published in the Official Gazette on November 6, 2018, the Secretariat of Modernization approved the National Rules for Contingencies and ordered the ENACOM to issue the implementing procedures or Contingency Plan (for emergency situations) within a term of 90 calendar days as from its publication in the Official Gazette.

Even though the term has expired, as of the date of these consolidated financial statements, such procedure has not been issued yet.

●	International Roaming Regulations between Argentina and Chile

On August 31, 2020, ENACOM Resolution No. 927/20 was published in the Official Gazette. In such resolution, the International Roaming Regulations between Chile and Argentina was approved. Under that Regulation, it was established, among other things, that Argentina's mobile communications service providers, including Virtual Mobile Operators, shall offer customers who use international Roaming services with Chile the same prices that they offer in their own country for voice communications, messaging and mobile data while they stay in that country.

●	Infrastructure Sharing Regulation

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

TELECOM ARGENTINA S.A.

●	Subscription Television Services Regulation

On December 24, 2020, ENACOM Resolution No. 1,491/20 was published in the Official Gazette, whereby said agency approved the “General Regulation of Subscription Television Services by Physical and/or Radio-electric and Satellite Link”. Among other aspects, it provides for the arrangement of signals in programming grids so that the signals that correspond to the same genre are arranged consecutively; the obligation to submit an annual affidavit describing the programming grid, the inclusion of signals of broadcast television Licensees; the list of mandatory signals, and, in case of disagreement to include mandatory signals in the programming grid, be it broadcast television signals or those included in the Public Registry of Signals, any of the parties may make a filing with the ENACOM. In addition, said Resolution provides that the commercialization of one or several signals may not be conditional on the acquisition of other signals. In the event licensees offer a package of signals, they must include a breakdown of the price of each of them. The Company made a spontaneous appearance before the ENACOM to state its full adherence to the appeal filed by the Argentine Cable Television Association (ATVC, for its Spanish acronym) against the provisions of such resolution on the grounds that it is illegitimate and should therefore be revoked.

●	Sanctions Regime applicable to ICT Services

On March 3, 2021, the “Sanctions Regime applicable to ICT Services” was approved through ENACOM Resolution No. 221/21. The mentioned Resolution No. 221/21, among others, provides that: (i) the penalty reference unit shall be PBU-SBT, which value will be determined as of the date of payment, (ii) there is a cap of 50,000 PBU-SBT on the imposition penalty, and a minimum of 50 PBU-SBT, (iii) the penalties imposed shall be published in the media and/or the ENACOM´s institutional website; and (iv) the penalties can be imposed on a daily basis as long as the lack of compliance with the regulation remains. The resolution was ratified by the ENACOM Board of Directors on April 28, 2021.

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

TELECOM ARGENTINA S.A.

✓	REGULATORY SITUATION OF MICRO SISTEMAS AS PAYMENT SERVICE PROVIDER (PSP)
●	Communications issued by the Central Bank of Argentina (BCRA)

In January 2020, the BCRA issued Communication “A” 6,859 and Communication “A” 6,885, whereby it established the rules for the operation of the payment accounts offered by PSPs. Among other obligations, it was provided that PSPs must be registered in the “Registry of Payment Service Providers that Offer Payment Accounts” managed by the Superintendency of Financial and Exchange Institutions (SEFyC, for its Spanish acronym).

In addition, pursuant to said regulations, PSPs must comply with the reporting regime established by the BCRA.

In that regard, during fiscal years 2020 and 2021, the Central Bank of Argentina issued several Communications, whereby, among other things, it established the same rules for legal entities that, without being financial entities, serve at least one function in the provision of payment services, and therefore, compete.

The most important provisions of the effective legislation are detailed below:

a)	Offering of Accounts and Funds Management: PSPs can offer the necessary accounts for debits and credits within the payment scheme. The accounts offered by PSPs are called payment accounts. Payment accounts are unrestricted accounts offered by PSPs to their customers to order and/or receive payments. Customer funds credited to the payment accounts offered by PSPs must be available at all times (immediately upon demand by the customer) for an amount at least equivalent to that credited to the payment account. To this end, the systems implemented by PSPs must be able to identify and individualize the funds of each customer.

100% of the customers’ funds must be deposited (at all times) in checking accounts in pesos held with Argentine financial institutions. Notwithstanding the foregoing, at the express request of the customer, the funds credited to payment accounts can be applied to investments in ‘mutual funds’ in Argentina. Such funds shall be debited from the relevant payment account, in which case the amounts invested in mutual funds must be reported separately from the balance of the payment account.

For transactions on their own account (payment to suppliers, payment of salaries, etc.), PSPs must use an ‘operational’ bank account (unrestricted) separate from the bank account in which the PSP customers’ funds are deposited.

b)	Oversight and Reporting Regime: PSPs shall comply with the reporting regime provided for in different communications issued by the BCRA and give access to their facilities and documentation to SEFyC's personnel designated for this purpose, and make available to the BCRA tools for real-time inquiries and reporting that the Deputy General Manager of Payment Methods may determine for each type of supplier according to its volume of operations.
c)	Transparency Advertisements made through any media and any documentation issued by PSPs must clearly and expressly state that: a) they only offer payment services and are not authorized by the BCRA to operate as financial entities, and b) funds deposited in payment accounts do not constitute deposits in a financial institution, nor do they have any of the guarantees that such deposits may enjoy in accordance with applicable laws and regulations regarding deposits in financial institutions.
d)	Transfers of funds sent and received in payment accounts: PSPs must comply with the obligations set out in the “National Payment System - Transfers Rules.” and “National Payment System – Transfers – Supplementary Rules”
●	Law No. 25,246 and Resolution No. 76/2019 FIU

Micro Sistemas falls within the scope of the terms of Article 20 of Law No. 25,246 (as amended), which provides for the persons obliged to report to the FIU.

TELECOM ARGENTINA S.A.

In addition, Micro Sistemas is subject to the terms of FIU Resolution No. 76/2019 which sets out the guidelines for asset laundering and terrorist financing risk management and minimum compliance standards to be complied with by purchase and credit card operators and issuers of traveler checks, which shall adopt and apply to manage, in accordance with their policies, procedures and controls, the risk of being used by third parties for criminal purposes of asset laundering and terrorist financing.

In addition, it is subject to several FIU standards that have a general scope. Among them, FIU Resolution No. 134/2018 (as amended) which provides for a list of politically exposed persons (PEPs) and establishes the special operations control actions to be applied to this type of customers, and FIU Resolution No. 112/2021, which amended the system for the identification and verification of the ultimate beneficiaries of customers that are artificial persons or other legal entities.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by applying the criteria for the restatement of financial statements set forth in IAS 29. For more information, see Note 1.e).

a)   Going Concern

The consolidated financial statements as of December 31, 2021, 2020 and 2019 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

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

c)   Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in the consolidated income statement and are included in the items related to Financial results, net.

d)   Consolidation

These consolidated financial statements include the consolidation of the assets, liabilities, results and cash flows of Telecom Argentina and its subsidiaries (controlled companies, please see item d.1), as well as the consolidation in its financial statements of the assets, liabilities and results under joint control, according to the percentage of its interest in the agreements and joint ventures (please see item d.2)) jointly controlled by it; and, the interest owned by the Company in associates is recognized in one item (companies in which it exercises significant influence, please see item d.3)). These consolidated financial statements include the consolidation of Telecom and its subsidiaries on a line-by-line basis and the structured entities with the specifications mentioned in item d.4).

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

Note 1.a) details the consolidated subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2021.

The Company considers any transactions executed with non-controlling shareholders that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in “Other comprehensive income” in the equity attributed to the parent company.

d.1.a) Accounting treatment of the acquisition of the remaining equity interest (30%) in the controlled company Tuves

On September 4, 2019, Núcleo acquired the 30% remaining equity interest in Tuves Paraguay, which previously belonged to TU VES Chile.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $193 adjustment to the non-controlling interest balance as of December 31, 2019 and the difference arising from the purchase price, which amounted to $71, was recorded in “Other comprehensive income” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

d.1.b) Offer for Irrevocable Call and Put Option on the Shares of AVC Continente Audiovisual

On September 25, 2019, Telecom Argentina and the non-controlling shareholders of AVC Continente Audiovisual (the “Assignors”) executed an Offer for an Irrevocable Call and Put Option on all the shares of AVC Continente Audiovisual held by the Assignors (497,479 common shares, representing 40% of the capital stock). The call option could be exercised by Telecom Argentina or the Assignors, since October 1, 2019 until September 30, 2024. The call and put options include, together with the shares, the assignment and transfer of all the equity and political rights inherent to them.

On October 27, 2021, Telecom Argentina exercised the call option on 497,479 common shares of $1 nominal value each and entitled to one (1) vote per share representing 40% of total ACV Continente Audiovisual capital stock and votes, as the Assignors exercised the put option on such shares, cancelling the remaining balance.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $24 adjustment to the non-controlling interest balance as of December 31, 2021 and the difference arising from the total purchase price of $164 was recorded in “Other comprehensive income” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

TELECOM ARGENTINA S.A.

Additionally, for the acquisition of the additional 40% interest, the Company has recognized goodwill for a total of $122.

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

d.1.d) Irrevocable contribution in cash to Micro Sistemas

On November 10, 2020, Telecom made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $60 ($94 in current currency as of December 31, 2021). The General Extraordinary Shareholders’ Meeting of Micro Sistemas held on December 21, 2020 decided to increase the capital stock by $60 through the capitalization of such irrevocable contributions paid in cash by Telecom and issue, representing such increase, a total of 60,000,000 non-endorsable, registered common shares, with nominal value of $1 Argentine peso each and entitled to one vote per share, to be delivered to Telecom.

On January 11, 2021, Telecom Argentina made an irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $62 ($90 in current currency as of December 31, 2021), which were capitalized by Micro Sistemas by resolution of the General Extraordinary Shareholders’ Meeting held on January 19, 2021.

On September 22, 2021, Telecom Argentina made a new irrevocable contribution in cash for the future subscription of shares of Micro Sistemas, for a total amount of $260 ($287 in current currency as of December 31, 2021), which were capitalized by Micro Sistemas by resolution of the General Extraordinary Shareholders’ Meeting held on November 16, 2021.

d.1.e) Incorporation of Personal Smarthome S.A.

On December 30, 2020, Telecom and PEM incorporated a new company, Personal Smarthome S.A, holding a 90% and 10% interest in its capital stock, respectively. Telecom and PEM subscribed 90,000 and 10,000 registered common shares with nominal value of $1 Argentine each and entitled to five (5) votes per share. Finally, on that date, the shareholders paid in cash 25% of their respective subscriptions.

TELECOM ARGENTINA S.A.

Personal Smarthome S.A. provides services, solutions and/or goods that allow and/or contribute to automation, monitoring, security, digital interconnection and home automation (IoT) for the integration of technology in the design of homes, buildings, cities and/or public or private entities.

As of the date of these consolidated financial statements, Smarthome S.A. is a dormant entity.

d.1.f) Acquisition of Opalker S.A.

On July 27, 2021, Telecom Argentina acquired all the shares representing the total subscribed capital stock of the Uruguayan company Opalker S.A.. The intention of Telecom Argentina is to commercialize cybersecurity products and services and/or related services through this company.

As of the date of these consolidated financial statements, Opalker S.A. is a dormant entity.

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

The UTE had an agreement in effect with the Ministry of the Cabinet Chief of the Province of Buenos Aires, which was approved pursuant to Decree No. 2017-166-E-GDEBA-GPBA, which was in the “termination of services phase”, situation that involved the continuity of the UTE’s operations until the Government of the Province of Buenos Aires provides for a new service supplier.

Given the technical impossibility for a new supplier to provide the service immediately and being the UTE the only one capable of providing it under current conditions, the Ministry of the Cabinet Chief of the Province of Buenos Aires, through Resolution No. 3,046/2021, approved the direct engagement of the UTE for continuing to provide services for a twelve months’ period from July 29, 2021 - date of approval of the corresponding administrative act - renewables for another twelve months if requested by the mentioned Ministry.

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

TELECOM ARGENTINA S.A.

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

Any excess between: a) the sum of the consideration transferred, plus non-controlling interests (valued at fair value or at their proportional participation on identifiable net assets), plus acquisition‑date fair value of the acquirer’s previously held equity interest in the acquire (if any) and b) the net of the acquisition‑date amounts of the identifiable assets acquired and the liabilities assumed determined on the acquisition date, is recognized as goodwill. Otherwise, the gain is immediately recognized in the income statement.

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

TELECOM ARGENTINA S.A.

contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenues, the expected losses are immediately recognized as expenses.

In relation to revenues from construction contracts, as of December 31, 2021, the Company recognized revenues from construction contracts in the amount of $687.

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

Other services revenues include mainly, revenues from billing remuneration and claim’s management retribution, administrative revenues, revenues from financial services and revenues from the sale of advertising space.

f)   Financial Instruments

At initial recognition, the group measures financial assets and liabilities at its fair value plus or less, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to its acquisition or issuance.

f.1) Financial Assets

In accordance with IFRS 9, financial assets, after their initial recognition, are measured at amortized cost (initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount), fair value through other comprehensive income or fair value through profit or loss (fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, in the principal or most advantageous market), on the basis of:

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

Cash and cash equivalents are recorded according to their nature, at fair value or amortized cost (for example, short-term investments at amortized cost, investments in mutual funds at fair value with an impact on Other Financial Results, net).

Trade and Other Receivables

Trade and other receivables classified as either current or non-current assets, except for guarantee of financial operations are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

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

Guarantee of financial operations are recognized at fair value with impact on Other Financial Results.

Investments

Governments bonds include the Bonds issued by National, Provincial and Municipal Governments. Depending on the business model adopted by Management, Securities and Bonds may be valued at amortized cost or at fair value and its results are recognized under Other financial results, net.

Investments in mutual funds are carried at fair value. Results are included in Other financial results, net.

The share in the trust “2003 Telecommunications Fund” was recognized at fair value.

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

The expected losses to be recognized are calculated based on a percentage of un-collectability per maturity ranges of each financial asset. For such purposes, the Company analyzes the performance of the financial assets grouped by type of market. Such historical percentage must contemplate the future collectability expectations regarding those financial assets and, therefore, those estimated changes in performance.

Derecognition of Financial Assets

The Company derecognizes a financial asset when the contractual rights to the cash flows of such assets expire or when it transfers the financial asset and, therefore, all the risks and benefits inherent to the ownership of the financial asset are transferred to another entity.

TELECOM ARGENTINA S.A.

f.2) Financial Liabilities

Financial liabilities comprise trade payables (excluding Derivatives, if applicable), financial debts, dividends payable and certain liabilities included in Other Liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured, generally, at amortized cost.

In case of loan renegotiations, in which the exchange between an existing borrower and lender of debt instruments were under substantially different terms or in cases of a substantial modification of the conditions of an existing financial liability, considering both quantitative and qualitative factors, we have to recognize a cancellation of the original liability and recognition of the new liability. Otherwise, the original liability does not have to be repaid, but was considered refinanced, modifying its valuation in relation to the new terms and conditions.

It should be noted that the funds to be paid to clients that are disclosed within "Accounts payable" correspond to the amounts owed to users held by the subsidiary Micro Sistemas based on what is described in Note 2 f). Funds, net of any amounts owed to the subsidiary by the user, are held in the user's checking account until the user requests withdrawal.

Derecognition of Financial Liabilities

The Company derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, repaid or expires.

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

f.4) Receivables and payables valued at amortized cost

Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows

TELECOM ARGENTINA S.A.

discounted using an estimated discount rate, especially for long term receivables and payables. The discount rates of receivables denominated in Guaraníes were of 8.22% and 12.4% for the years 2021 and 2020, respectively.

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

h)   PP&E

PP&E is measured at acquisition or construction cost , plus every cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management, all restated for inflation less accumulated depreciation and impairment losses, if any. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

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

TELECOM ARGENTINA S.A.

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

- 3G/4G licenses

It includes 3G and 4G frequencies awarded by the SC to Personal in November 2014 and June 2015, and the licenses that had been previously awarded to Nextel.

The Company's management has concluded that the licenses have a finite useful life and, therefore, they are amortized under the straight-line method over  180 months.

- PCS and SRCE licenses (Argentina)

The Company’s Management, based on an analysis of the relevant characteristics of these licenses, has considered that the licenses have an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company. Therefore, these licenses are subject to a recoverability assessment, at least on an annual basis.

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

- Brands

It includes the brands Telecom and Personal, which were recognized as a result of the merger between Telecom and Cablevisión, which are not amortized because they are considered to have an indefinite useful life. Also, it includes the brand Flow, which is fully amortized.

- Other

“Other" includes exclusivity rights and software rights of use, among others. The average useful life is estimated at 2-28 years.

TELECOM ARGENTINA S.A.

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

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (for data transmission) and e) space leases (for localization of antennas).

The average useful life is estimated at 1-6 years and the depreciation of the right-of-use assets is calculated on a straight-line basis over the lease term of each agreement, except in those cases where the Company will exercise a call option, which will be depreciated according to the useful life of the asset.

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

During 2019, an impairment of spectrum was registered for $4,403, incorporated to the Company as a result of the merger between Telecom Argentina and Cablevisión, and other fixed assets were impaired for $866. During 2020, an impairment for minor assets was registered for $568.

TELECOM ARGENTINA S.A.

During 2021, Telecom recorded an impairment of the brands Cablevisión and Fibertel for a total amount of $448 as a result of the Company's decision to discontinue the use of those brands, unifying all the customers of those services under the brands Flow and Personal in order to simplify the brand portfolio and to consolidate a new visual identity as an institution itself and of its products and services. In addition, Telecom recorded an impairment of goodwill allocated to one Argentinian subsidiary and one Uruguayan subsidiary for a total amount of $89 and $578, respectively, and other minor assets, net of reversals for $169.

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

For further information on recoverability of goodwill analysis, see item v.1) - "Recoverability of Goodwill" to this Note.

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

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2021	2020	2019
Discount Rate (1)	6.1% - 11.8%	6.3% - 12.7%	6.4% - 15.0%
Projected increase rate in compensation	23.0% - 51.8%	22.1% - 50.9%	10.0% - 48.3%
1)	Represents real discount rates.

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

TELECOM ARGENTINA S.A.

Deferred Revenues related to Customer Loyalty Programs

The fair value of the rewards regarding the Company’s customer loyalty program is accounted for as deferred revenue and recognized as revenue until the rewards are redeemed or expire, whichever occurs first.

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

TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,430, as amended by Law No. 27,541, the statutory income tax rate in Argentina for fiscal years 2019 and 2020 was 30%, while for fiscal years beginning since January 1, 2021, the statutory income tax rate would be 25%.

However, on June 16, 2021, Law No. 27,630 was published in the Official Gazette, and replaced the 25% statutory income tax rate by an increasing rate scale related to the taxable income of each taxpayer: (i) 25% for annual taxable income of up to $5 million, (ii) 30% for the exceeding annual taxable income between $5 million and $50 million, and (iii) 35% for annual taxable income exceeding $50 million. The annual taxable income scale will be adjusted annually starting in fiscal year 2022 according to the CPI of October of the prior year to the adjustment, with respect to the same month of the previous year. The Company has recognized the increase in the statutory income tax rate effects in the “Income tax expense” item of the consolidated income statement as of December 31, 2021.

In addition, Law No. 27,430, amended by Law No. 27,541, establishes a withholding tax regime on distributed dividends at a rate of 7% for distributions of profits generated during fiscal years beginning on or after January 1, 2018 up to and including December 31, 2020, and at a rate of 13% for profits generated during fiscal years beginning on or after January 1, 2021. Law No. 27, 630 also amended the last mentioned withholding tax rate, replacing it by 7% for fiscal years beginning on or after January 1, 2021. The new withholding tax regime applies to shareholders who are Argentine resident individuals and to nonresident shareholders.

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

The statutory income tax rate in Paraguay was 10% for all years presented. Pursuant to Law No. 125/91, until December 31, 2019, dividends paid were computed with an additional income tax rate of 5%, representing an effective tax rate of 14.5%. Pursuant to the tax reform provided under Law No. 6,380/19 and effective as from January 1, 2020, the additional rate is revoked and an 8% tax rate is established on dividends and earnings when the recipient of the profits is an individual or legal entity resident in Paraguay, and 15% when the beneficiary of these profits is a nonresident. Transitorily, dividends distributed during 2020 were subject to a 5% rate for residents and 10% for non-residents. Telecom Argentina recognized a deferred tax liability arising from the effect of the difference in the income tax rates between Argentina and Paraguay on the accumulated profits because it is probable that these accumulated profits will flow in the form of dividends subject to income tax.

In the United States of America, since January 1, 2018, a new Income Tax Law is applicable, which modifies the federal flat rate to 21%. Likewise, the statutory tax rate for the State of Florida was reduced from 5.5% to 4.458% for fiscal years 2019 to 2021, and for fiscal year 2022, this rate returns to be 5.5%.

Therefore, for fiscal years 2019, 2020 and 2021 the total legal statutory tax rate is 25.458%.

TELECOM ARGENTINA S.A.

Income Tax Inflation Adjustment

Laws No. 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law.

According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the income tax law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%.

In the first, second and third year as from its effectiveness, this procedure was applicable as long as the variation of the IPC, calculated from the beginning to the end of each year, was higher than 55%, 30% and 15%, for the first, second and third year of application, respectively.

According to the above mentioned, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as since that year the variation of the IPC required was verified.

Likewise, it was provided that in order to calculate income tax inflation adjustments corresponding to the first and second fiscal year beginning as from January 1, 2019, one-sixth of the income tax inflation adjustment shall be computed in that fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years. The income tax inflation adjustment corresponding to fiscal years beginning on or after January 1, 2021, is fully charged to the fiscal year.

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

TELECOM ARGENTINA S.A.

Cablevisión have already filed this request related to the payment of personal assets tax as substitute taxpayer. Notwithstanding the above, it cannot be assured that in the future the companies will satisfy such requirements and maintain the referred exemption.

Pursuant to Law No. 27,541, the rate applicable as from fiscal year 2019 for this tax is 0.50%.

Tax on Bank Credits and Debits

Law No. 25,413, as amended, provided for the creation of a tax on deposits to and withdrawals from bank accounts to be levied on: (i) credits and debits in accounts held in financial institutions located in Argentina; (ii) the credits and debits referred to in (i) in which no bank accounts with Argentine financial institutions are used, whatever their denomination, the mechanisms used to carry out such transactions (including cash) and/or legal instrument involved; and (iii) other transactions or transfers and deliveries of funds regardless of the individual or entity that performs them and the mechanism used.

Law No. 27,541 provided that the debits generated by cash withdrawals in any form shall be deemed taxable transactions, except for those made from accounts whose holders are physical or legal persons that qualify as micro and small-sized enterprises and provide evidence thereof under the terms of Article 2 of Law No. 24,467.

Pursuant to Decree No. 380/01 (as amended), the following transactions shall be subject to Law No. 25,413: (i) certain transactions carried out by financial institutions in which open accounts are not used; and (ii) any movement or delivery of funds, even in cash, that any person, including Argentine financial institutions, makes in its own name or on behalf of a third party, whatever the means used for its execution. Resolution No. 2,111/06 (AFIP) provides that “movements or deliveries of funds” are those made through organized payment systems replacing the use of bank accounts.

In addition, pursuant to Decree No. 311/21, with regard to movements of funds in payment accounts, Payment Service Providers or companies engaged in electronic payment services and/or collections by account and order of third parties, as appropriate, will act as collection-at-source and paying agents, and the account holders shall bear the applicable taxes.

On May 7, 2018, Decree No. 409/18 was issued, which provided that, for transactions subject to the general tax rate, up to 33% of the taxes payable arising from both credited and debited amounts and the other taxable events subject to this tax may be creditable against income tax. In the case of transactions subject to a lower rate, only 20% may be creditable against income tax.

Internal Taxes

Pursuant Law No. 27,430 the effective internal tax rate applicable to mobile telephony services is 5.26%.

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

TELECOM ARGENTINA S.A.

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

From 2022, since the Decree was not extended, the aforementioned export rights are not in force.

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

VAT and Internal Taxes - Preliminary Injunction

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

TELECOM ARGENTINA S.A.

In this sense, on December 28, 2021, the National Government signed the 2022 Fiscal Consensus with the representatives of all the provinces, except for the Autonomous City of Buenos Aires. This new Consensus provides for the release of the obligations previously assumed on provincial tax matters that had been imposed under prior fiscal consensuses, and for the enforceability of only those obligations that had been fulfilled as of the date the 2022 consensus was signed.

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

r)   Debt Financial Costs and Other Financial Results, net

Debt Financial costs and Other financial results, net, are recorded as incurred and may include:

●	Interest accrued on the related financial assets and liabilities using the effective interest rate method;
●	Financial discounts on assets and debt;
●	Changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;
●	Results from Notes and bonds;
●	Risk of doubtful government bonds results;
●	Financial debt renegotiation results;
●	Gains and losses on foreign exchange and financial instruments;

TELECOM ARGENTINA S.A.

●	Interest on provisions;
●	Financial expenses on pension benefits;
●	Bank taxes and related expenses; and
●	RECPAM.

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

t)   Merger Surplus

Due to the merger between Telecom Argentina (surviving entity and accounting acquired) and Cablevisión (absorbed entity), a merger surplus was generated, which mainly reflects the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina as of the effective date of the merger, which took place on January 1st, 2018.

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

For the years ended December 31, 2021 and 2020 the weighted average number of shares outstanding amounted to 2,153,688,011.

v)   Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires the Company’s Management to make estimates and assumptions based also on subjective judgments, experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

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

The most important accounting estimates which require significant subjectivity, that could affect the valuation of assets and liabilities, are addressed below:

v.1)   Recoverability of Goodwill

As indicated in section l) of this Note, the Company monitors goodwill assigned to the cash generating unit (CGU) of Argentina and determines its recoverable value using the higher value between its fair value less costs of disposal and its value in use. The table below shows the book value of fixed assets allocated to the Argentina CGU subject to the impairment testing:

CGU of Argentina	Goodwill	PP&E	Intangible Assets	Right of use assets	Total
Balances as of December 31, 2021	378,863	430,028	134,644	31,277	974,812
Balances as of December 31, 2020	379,022	458,536	146,889	24,893	1,009,340

TELECOM ARGENTINA S.A.

For fiscal year 2021, the recoverable value of the CGU of Argentina, which includes goodwill, amounted to $995,945 million and was determined using the fair value less the costs of disposal.

In order to calculate such value, the Company's Management has considered the market capitalization value based on an average share market price of $214.52 (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior to year-end, which qualifies as level 2 of fair value hierarchy in accordance with IFRS 13).

In order to determine the fair value of the CGU of Argentina, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment test, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, using the values observed in the transaction for the period May 2015 to June 2021 for the ICT services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, it qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment in general- which began to recover slightly without being able to recover pre-pandemic levels - and the political conditions prevailing in Argentina, which were intensified during the year 2021, together with high inflation rates and fluctuations in the foreign exchange rate. In addition, the Argentine stock market is limited, highly concentrated and with low liquidity, which contributes to the aforementioned high volatility on the share price. Additionally, as of December 31, 2021, the National Government was in full negotiations with the IMF to renegotiate the capital maturities of the sovereign debt and only at the end of January 2022 the parties reached an understanding on key policies such as part of their discussions about a new program. This uncertain scenario had a negative impact on the Argentine economy in general and on the stock market in particular as of December 31, 2021.

As a result of the calculation mentioned above, the fair value less the costs of disposal exceed the carrying amount of the CGU of Argentina by approximately 2.2%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	considering a decrease of 3.5% of Telecom average share price, and keeping the rest of the assumptions stable, the fair value less disposal costs would equalize the Book Value of the CGU;
b)	considering any change on the interest rate or the market price of our debts that decrease the fair value of the net liabilities in 5.2%, and keeping the rest of the assumptions stable, the fair value less disposal costs would equalize the Book Value of the CGU;
c)	considering a decrease of 4.5 percentage points in the control premium, and keeping the rest of the assumptions stable, the fair value less disposal costs would equalize the Book Value of the CGU.

For fiscal year 2020, the recoverable value of the Argentinian CGU, which includes goodwill, was determined using fair value less costs of disposal. As of December 31, 2020, the capitalization value of the Company was based on the share price of $196.65 (the source of the share price is BYMA 12/30/2020, level 1 in the fair value hierarchy in accordance with IFRS 13).

To determine the fair value of the Argentinean CGU, the capitalization value was adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value, and (iii) estimated disposal costs in an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, it qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the initial above-mentioned calculation, fair value less cost of disposal, calculated as of the filing date of December 2020 Financial Statements, exceeds book value of the CGU of Argentina by approximately 4%. Consequently, management did not perform for that year the adjustments related to the incorporation of the effect of a control premium over the share market price, which would have increased even more the margin between the fair value and the book value of the CGU of Argentina.

TELECOM ARGENTINA S.A.

The Company has considered the following sensitivity analysis of the recoverability test evaluating reasonably possible changes in the key assumptions: considering a decrease of 6.3% of Telecom share price and keeping the rest of the assumptions stable, the fair value less disposal costs would equalize the Book Value of the CGU.

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

v.4)   Provisions

●	Provisions for lawsuits and other contingencies: The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and commercial. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and court decisions or changes in its method of resolving such matters, such as changes in settlement strategy.
●	Allowance for Bad Debts: The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, un-subscription of customers, historical write-offs, public sector and corporate customer creditworthiness and changes in the customer payment terms, as well as the estimates regarding future performance, assessing the expected credit loss in accordance with IFRS 9. If the financial condition of the customers were to deteriorate, the actual write-offs could be different from expected.

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

TELECOM ARGENTINA S.A.

w)   New Standards and Interpretations issued by the IASB

a.New Standards and Interpretations issued by the IASB applied by the Company

The Company has applied the following new standards and amendments for the first time from January 1, 2021:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest rate benchmark reform (Phase II)	January 1, 2021

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

b.New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these consolidated financial statements, the Company has not applied the following new standards and amendments to the existing ones which application is mandatory for periods beginning after December 31, 2021.

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 37	Onerous contracts – Cost of fulfilling a contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16	Property, plant and equipment – Proceeds before intended use	January 1, 2022
Amendments to IFRS 9 and IFRS 16	Annual Improvements – 2018 to 2020 Cycle	January 1, 2022
Amendments to IAS 1	Classification of liabilities as current or non-current	January 1, 2023
Amendments to IAS 1	Information relating to material accounting policies	January 1, 2023
Amendments to IAS 8	Definition of accounting estimate	January 1, 2023
Amendments to IAS 12	Deferred tax – recognition of assets and liabilities arising from a single transaction	January 1, 2023

Although Management is analyzing the potential impacts of such standards, and according to the preliminary analysis performed, the mentioned standards will have no significant impact in the Company’s consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)   Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2021	2020
Cash and Banks	13,161	7,012
Time deposits	3,582	5,352
Mutual funds	3,106	13,278
Government bonds at fair value	—	2,323
Total cash and cash equivalents	19,849	27,965
Investments
Current
Government bonds at fair value	10,702	7,628
Government bonds at amortized cost	—	190
Mutual funds	84	106
Allowance for credit risk (a)	—	(120)
	10,786	7,804
Non- current
Government bonds at amortized cost	—	516
Investments in associates (b)	3,225	3,058
2003 Telecommunications Fund	1	2
Allowance for credit risk (a)	—	(328)
	3,226	3,248
Total investments	14,012	11,052

(a)	Constituted following the expected credit losses parameters provided by IFRS 9 as a consequence of a significant increase in these financial instruments’ credit risk.
(b)	Information on Investments in associates is detailed below:

Financial position information:

			Percentage
			of capital
			stock owned
			and	Valuation as	Valuation as
Companies	Main activity	Country	voting rights	of 12.31.2021	of 12.31.2020
Ver TV. (1)	Cable television station	Argentina	49.00	2,010	1,840
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	684	685
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	531	525
Other minor investments in associates at equity method				—	8
Total				3,225	3,058

(1)	Data about the issuer arise from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings (losses) information:

	Years ended December 31,
	2021	2020	2019
Ver TV	312	562	(337)
TSMA	77	166	(89)
La Capital Cable	6	21	41
Total	395	749	(385)

TELECOM ARGENTINA S.A.

Movements in the allowance of current credit risk are as follows:

	December 31,
	2021	2020
At the beginning of the fiscal year	(120)	(131)
Additions – Exchange differences	(12)	(75)
Additions – Risk of doubtful government bonds results	—	(24)
Reclassifications	(75)	(759)
Uses (includes RECPAM)	207	869
At the end of the year	—	(120)

Movements in the allowance of non-current credit risk are as follows:

	December 31,
	2021	2020
At the beginning of the fiscal year	(328)	(2,012)
Additions – Exchange differences	(25)	(332)
Additions – Risk of doubtful government bonds results	—	(63)
Reclassifications	75	759
Uses (includes RECPAM)	278	1,320
At the end of the year	—	(328)

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

Changes in assets/liabilities components:

	December 31,
Net (increase) decrease in assets	2021	2020	2019
Trade receivables	(12,854)	(20,075)	(12,149)
Other receivables	(5,316)	(6,007)	(6,392)
Inventories	(391)	(1,943)	(1,971)
	(18,561)	(28,025)	(20,512)
Net increase (decrease) in liabilities
Trade payables	6,640	8,887	(8,364)
Salaries and social security payables	10,002	6,545	9,392
Other taxes payables	(2,656)	3,467	4,509
Other liabilities and provisions	(4,545)	(3,771)	(89)
	9,441	15,128	5,448

TELECOM ARGENTINA S.A.

Main Financing activities components

The following table presents the main financing activities components:

	December 31,
	2021	2020	2019
Bank overdrafts	10,156	—	16,490
Notes	41,524	42,377	46,279
Bank and other financial entities loans	11,060	37,478	55,430
Loans for purchase of equipment	1,476	4,715	2,029
Total financial debt proceeds	64,216	84,570	120,228
Bank overdrafts	—	(10,427)	(1)
Notes	(19,722)	(14,522)	(6,282)
Bank and other financial entities loans	(27,003)	(70,374)	(68,727)
Loans for purchase of equipment	(3,571)	(3,382)	—
Total payment of debt	(50,296)	(98,705)	(75,010)
Bank overdrafts	(3,198)	(5,988)	(1,993)
Notes	(10,601)	(8,605)	(2,320)
Bank and other financial entities loans	(10,280)	(13,642)	(14,640)
By DFI, purchase of equipment and others	(2,738)	(3,238)	2,733
Total payment of interest and related expenses	(26,817)	(31,473)	(16,220)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	December 31,
	2021	2020	2019
PP&E and intangible assets acquisition financed with accounts payable	20,609	29,663	31,580
Dividends payment with investments not considered as cash and cash equivalents	40,020	38,809	—
Accounts payable payment with CDB loan proceeds	8,138	376	—
Trade receivables offset with government bonds	2,355	706	—
Social security payables offset with government bonds	1,316	—	—
Other receivables offset with income tax liabilities	73	39	—

Cash dividends collected

Brief information on cash dividends collected by the Company is provided below:

		Cash Dividends Collected
			Current currency
		Currency of the	as of December 31,
Year	Company	transaction date	2021
2021	Ver TV	109	153
	TSMA	57	81
		166	(*) 234
2020	Ver TV	50	86
	TSMA	21	35
		71	121
2019	Ver TV	97	260
	TSMA	41	108
	La Capital Cable	5	12
		143	380

TELECOM ARGENTINA S.A.

(*) includes 14 corresponding to dividends distributed in 2020.

Cash and non-cash assets dividends from the Company and its subsidiaries

Non-cash assets dividends

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on August 11, 2021 resolved to distribute non- cash assets dividends as follows: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$370,386,472, and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$186,621,565.

Consequently, and considering that the valuation of the mentioned non-cash assets dividends was $35,068,340,043 Argentine pesos ($40,020 in current currency as of December 31, 2021), the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdraw for that amount.

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

Consequently, and considering that the valuation of the mentioned non-cash assets dividends was $24,723,374,678 Argentine pesos ($38,809 in current currency as of December 31, 2021), the “Voluntary Reserve for Future Cash Dividends” amounting to $9,963 in current currency as of December 31, 2021 was fully withdraw and the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdraw in $28,846 in current currency as of December 31, 2021.

Cash dividends

Brief information on cash dividends of the Company and its subsidiaries is provided below:

			Distributed amount			Amount paid in
				Current currency		current currency
			Currency of the	as of December 31,		as of December
Year	Company	Distribution month	transaction date	2021	Payment month	31, 2021
2021	Núcleo	April 2021	650	834	May 2021/ Oct 2021	744
				834		744
2020	Núcleo	April 2020	295	556	May 2020/ Oct 2020	554
				556		554
2019	Telecom	April 2019	6,300	17,808	May 2019	16,712
	Telecom	August 2019	7,045	17,126	August 2019	17,126
	Telecom	October 2019	17,387	38,646	October 2019	38,646
	Núcleo	April 2019	197	537	May 2019	523
				74,117		73,007

TELECOM ARGENTINA S.A.

NOTE 5 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2021	2020
Ordinary receivables	32,163	43,524
Contractual asset IFRS 15	4	69
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	182	249
Allowance for doubtful accounts	(9,795)	(15,230)
	22,554	28,612
Non-current trade receivables
Ordinary receivables	66	80
Contractual asset IFRS 15	6	9
	72	89
Total trade receivables, net	22,626	28,701

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2021	2020
At the beginning of the fiscal year	(15,230)	(9,863)
Additions - Bad debt expenses	(7,983)	(16,309)
Uses and Currency translation adjustments (includes RECPAM) (1)	13,418	10,942
At the end of the year	(9,795)	(15,230)

(1)	Includes uses for $8,250 and $6,522 in 2021 and 2020, respectively.

NOTE 6 – OTHER RECEIVABLES

	As of December 31,
Current other receivables	2021	2020
Prepaid expenses	5,105	2,332
Guarantee of financial operations	1,915	2,071
Tax credits	849	4,184
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	228	226
Receivables from sale of customer relationship	19	43
Financial DFI(Note 22)	—	3
Other	1,099	2,041
Allowance for current other receivables	(369)	(503)
	8,846	10,397
Non-current other receivables
Prepaid expenses	1,671	251
Receivables from sale of customer relationship	21	62
Tax credits	2	1,297
Other	391	804
	2,085	2,414
Total other receivables, net	10,931	12,811

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2021	2020
At the beginning of the year	(503)	(77)
Increases	—	(448)
Decreases (includes RECPAM)	134	22
At the end of the year	(369)	(503)

TELECOM ARGENTINA S.A.

NOTE 7 – INVENTORIES

	As of December 31,
	2021	2020
Mobile handsets and others	2,539	4,107
Inventories for construction projects	899	1,894
Subtotal	3,438	6,001
Allowance for obsolescence of inventories	(323)	(383)
Total inventories	3,115	5,618

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2021	2020
At the beginning of the year	(383)	(478)
Additions	(47)	(26)
Decreases (includes RECPAM)	107	121
At the end of the year	(323)	(383)

NOTE 8 – GOODWILL

	As of December 31,
	2021	2020
Argentina(1)	378,347	378,322
Abroad (2)	873	1,912
Total goodwill	379,220	380,234

(1)	The variation with respect to the balance as of December 31, 2020 corresponds to the acquisition of shareholdings (Note 3.d.1.b) and results from the impairment of fixed assets.
(2)	The decrease with respect to the balance as of December 31, 2020 corresponds to the effects of currency translation and results from impairment of fixed assets (Note 3.l).

NOTE 9 – PROPERTY, PLANT AND EQUIPMENT

	As of December 31,
	2021	2020
PP&E before allowances and impairment	457,518	489,472
Valuation allowance for obsolescence and impairment of materials	(4,724)	(3,930)
Impairment of PP&E	(1,620)	(1,226)
	451,174	484,316

TELECOM ARGENTINA S.A.

Details on the nature and movements of PP&E as of December 31, 2021 are as follows:

	Gross					Gross
	value as					value as
	of		Currency			of
	December 31,		translation	Transfers and		December 31,
	2020	CAPEX	adjustments	reclassifications	Decreases	2021
Real estate	76,109	13	(529)	1,865	(3,453)	74,005
Switching equipment	18,478	629	(1,706)	5,381	(62)	22,720
Fixed network and transportation	320,677	12,876	(2,862)	22,192	(18,487)	334,396
Mobile network access	65,860	20	(2,092)	6,171	(546)	69,413
Tower and pole	18,877	—	(588)	1,209	(191)	19,307
Power equipment and Installations	24,824	578	(716)	1,495	(7)	26,174
Computer equipment	90,514	5,518	(2,598)	20,426	(132)	113,728
Goods lent to customers at no cost	43,944	2,543	(807)	12,633	(17,553)	40,760
Vehicles	9,903	130	(60)	23	(155)	9,841
Machinery, diverse equipment and tools	14,092	77	(226)	95	(4)	14,034
Other	3,088	133	(85)	1,299	—	4,435
Construction in progress	58,451	22,353	(286)	(40,954)	(397)	39,167
Materials	40,591	37,398	(459)	(31,835)	(7)	45,688
Total	785,408	82,268	(13,014)	—	(40,994)	813,668

	Accumulated				Accumulated
	depreciation				depreciation	Net carrying
	as of		Currency	Decrease	as of	value as of
	December 31,		translation	and	December 31,	December 31,
	2020	Depreciation	adjustments	reclassifica-tions	2021	2021
Real estate	(12,869)	(3,245)	340	3,162	(12,612)	61,393
Switching equipment	(11,862)	(4,569)	1,391	61	(14,979)	7,741
Fixed network and transportation	(142,373)	(43,923)	1,816	18,226	(166,254)	168,142
Mobile network access	(28,928)	(11,458)	1,242	394	(38,750)	30,663
Tower and pole	(6,690)	(1,451)	308	62	(7,771)	11,536
Power equipment and Installations	(10,429)	(3,115)	370	5	(13,169)	13,005
Computer equipment	(50,827)	(18,305)	2,117	132	(66,883)	46,845
Goods lent to customers at no cost	(12,022)	(20,116)	587	17,552	(13,999)	26,761
Vehicles	(7,162)	(944)	40	136	(7,930)	1,911
Machinery, diverse equipment and tools	(11,088)	(727)	130	23	(11,662)	2,372
Other	(1,686)	(529)	74	—	(2,141)	2,294
Construction in progress	—	—	—	—	—	39,167
Materials	—	—	—	—	—	45,688
Total	(295,936)	(108,382)	8,415	39,753	(356,150)	457,518

Details on the nature and movements of PP&E as of December 31, 2020 are as follows:

	Gross					Gross
	value as					value as
	of		Currency			of
	December 31,		translation	Transfers and		December 31,
	2019	CAPEX	adjustments	reclassifications	Decreases	2020
Real estate	73,948	9	(288)	2,762	(322)	76,109
Switching equipment	17,787	657	(1,211)	1,260	(15)	18,478
Fixed network and transportation	292,502	14,732	(1,724)	24,080	(8,913)	320,677
Mobile network access	63,868	2	(692)	2,792	(110)	65,860
Tower and pole	18,664	—	(331)	645	(101)	18,877
Power equipment and Installations	23,077	445	(340)	1,642	—	24,824
Computer equipment	71,626	4,133	(1,866)	16,859	(238)	90,514
Goods lent to customers at no cost	32,223	8,272	(495)	17,393	(13,449)	43,944
Vehicles	9,888	74	(36)	—	(23)	9,903
Machinery, diverse equipment and tools	12,613	854	(77)	702	—	14,092
Other	2,503	199	(53)	439	—	3,088
Construction in progress	73,377	20,907	(140)	(35,396)	(297)	58,451
Materials	43,548	30,382	(161)	(33,178)	—	40,591
Total	735,624	80,666	(7,414)	—	(23,468)	785,408

TELECOM ARGENTINA S.A.

	Accumulated				Accumulated
	depreciation				depreciation	Net carrying
	as of		Currency	Decrease	as of	value as of
	December 31,		translation	and	December 31,	December 31,
	2019	Depreciation	adjustments	reclassifica-tions	2020	2020
Real estate	(10,006)	(3,274)	236	175	(12,869)	63,240
Switching equipment	(9,296)	(3,698)	1,121	11	(11,862)	6,616
Fixed network and transportation	(107,581)	(44,389)	746	8,851	(142,373)	178,304
Mobile network access	(21,224)	(8,735)	971	60	(28,928)	36,932
Tower and pole	(5,371)	(1,601)	235	47	(6,690)	12,187
Power equipment and Installations	(7,358)	(3,327)	256	—	(10,429)	14,395
Computer equipment	(37,926)	(14,800)	1,695	204	(50,827)	39,687
Goods lent to customers at no cost	(9,023)	(16,875)	427	13,449	(12,022)	31,922
Vehicles	(6,057)	(1,147)	28	14	(7,162)	2,741
Machinery, diverse equipment and tools	(10,222)	(913)	47	—	(11,088)	3,004
Other	(1,312)	(426)	49	3	(1,686)	1,402
Construction in progress	—	—	—	—	—	58,451
Materials	—	—	—	—	—	40,591
Total	(225,376)	(99,185)	5,811	22,814	(295,936)	489,472

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2021	2020
At the beginning of the year	(3,930)	(3,093)
Additions	(816)	(848)
Currency translation adjustments	22	11
At the end of the year	(4,724)	(3,930)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2021	2020
At the beginning of the year	(1,226)	(1,648)
Additions	(394)	(1,360)
Uses	—	1,782
At the end of the year	(1,620)	(1,226)

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2021	2020
Intangible assets	153,739	166,432
Impairment	(9,625)	(9,413)
	144,114	157,019

TELECOM ARGENTINA S.A.

Details on the nature and movements of intangible assets as of December 31, 2021 are as follows:

	Gross value as of				Gross value as of
	December 31,		Currency translation		December 31,
	2020	CAPEX	adjustments	Decreases	2021
3G/4G licenses	70,284	—	—	—	70,284
PCS and SRCE licenses (Argentina)	33,313	—	—	—	33,313
Núcleo´s licenses	8,053	292	(298)	—	8,047
Customer relationship	44,461	—	(70)	(39)	44,352
Brands	41,978	—	—	—	41,978
Incremental Cost from the acquisitions of contracts	7,898	2,342	(39)	(5,133)	5,068
Content activation	—	135	—	—	135
Other	5,847	513	(7)	—	6,353
Total	211,834	3,282	(414)	(5,172)	209,530

	Accumulated				Accumulated	Net
	amortization				amortization	carrying
	as of		Currency		as of	value as of
	December 31,		translation		December 31,	December 31,
	2020	Amortization	adjustments	Decreases	2021	2021
3G/4G licenses	(13,616)	(4,804)	—	—	(18,420)	51,864
PCS and SRCE licenses (Argentina)	—	—	—	—	—	33,313
Núcleo´s licenses	(829)	(520)	4	—	(1,345)	6,702
Customer relationship	(21,375)	(6,915)	—	39	(28,251)	16,101
Brands	(326)	(13)	—	—	(339)	41,639
Incremental Cost from the acquisitions of contracts	(5,366)	(2,659)	—	5,133	(2,892)	2,176
Content activation	—	(72)	—	—	(72)	63
Other	(3,890)	(575)	(7)	—	(4,472)	1,881
Total	(45,402)	(15,558)	(3)	5,172	(55,791)	153,739

Details on the nature and movements of intangible assets as of December 31, 2020 are as follows:

	Gross value as of		Currency		Gross value as
	December 31,		translation		of December 31,
	2019	CAPEX	adjustments	Decreases	2020
3G/4G licenses	70,284	—	—	—	70,284
PCS and SRCE licenses (Argentina)	33,313	—	—	—	33,313
Núcleo´s licenses	8,170	—	(117)	—	8,053
Customer relationship	44,523	—	(30)	(32)	44,461
Brands	41,978	—	—	—	41,978
Incremental Cost from the acquisitions of contracts	7,579	2,663	(23)	(2,321)	7,898
Other	5,058	795	(6)	—	5,847
Total	210,905	3,458	(176)	(2,353)	211,834

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2019	Amortization	adjustments	Decreases	2020	2020
3G/4G licenses	(8,812)	(4,804)	—	—	(13,616)	56,668
PCS and SRCE licenses (Argentina)	—	—	—	—	—	33,313
Núcleo´s licenses	(574)	(264)	9	—	(829)	7,224
Customer relationship	(14,354)	(7,059)	6	32	(21,375)	23,086
Brands	(312)	(14)	—	—	(326)	41,652
Incremental Cost from the acquisitions of contracts	(4,346)	(3,346)	5	2,321	(5,366)	2,532
Other	(3,333)	(569)	12	—	(3,890)	1,957
Total	(31,731)	(16,056)	32	2,353	(45,402)	166,432

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2021	2020
At the beginning of the year	(9,413)	(9,537)
Additions	(212)	(325)
Decreases	—	449
At the end of the year	(9,625)	(9,413)

TELECOM ARGENTINA S.A.

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2021 are as follows:

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2020	Increases	adjustments	Decreases	December 31, 2021
Leases rights of use (a)
- Sites	25,182	14,140	(614)	(5,206)	33,502
- Real estate and others	7,737	2,264	(82)	(1,614)	8,305
- Poles	3,911	1,013	(46)	(897)	3,981
Indefeasible right of use	1,796	133	(40)	-	1,889
Asset Retirement Obligation	3,998	604	(11)	(44)	4,547
Total	42,624	18,154	(793)	(7,761)	52,224

(a)For the determination of the previously informed amounts, real discount rates were used amounting to 11.25% (average in Argentine pesos), 8.22% (in Guaraníes) and 6.4% (in US dollars)

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as	value as of
	December 31,		translation		of December 31,	December 31,
	2020	Amortization	adjustments	Decreases	2021	2021
Leases rights of use
- Sites	(9,938)	(6,457)	273	4,573	(11,549)	21,953
- Real estate and others	(3,219)	(2,234)	64	1,428	(3,961)	4,344
- Poles	(1,792)	(1,209)	7	896	(2,098)	1,883
Indefeasible right of use	(661)	(195)	27	—	(829)	1,060
Asset Retirement Obligation	(189)	(235)	8	44	(372)	4,175
Total	(15,799)	(10,330)	379	6,941	(18,809)	33,415

Details on the nature and movements of Right of use assets as of December 31, 2020 are as follows:

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2019	Increases	adjustments	Decreases	December 31, 2020
Leases rights of use (b)
- Sites	18,077	7,689	(121)	(463)	25,182
- Real estate and others	5,197	2,708	(29)	(139)	7,737
- Poles	1,226	2,712	(27)	—	3,911
Indefeasible right of use	1,701	109	(14)	—	1,796
Asset Retirement Obligation	687	3,413	2	(104)	3,998
Total	26,888	16,631	(189)	(706)	42,624

(b)For the determination of the previously informed amounts, real discount rates were used amounting to 11% (average in Argentine pesos), 8.22% (in Guaraníes) and 6.4% (in US dollars)

	Accumulated				Accumulated	Net carrying
	amortization as of				amortization as	value as of
	December 31,		Currency translation		of December 31,	December 31,
	2019	Amortization	adjustments	Decreases	2020	2020
Leases rights of use
- Sites	(4,486)	(5,695)	33	210	(9,938)	15,244
- Real estate and others	(1,454)	(1,861)	8	88	(3,219)	4,518
- Poles	(780)	(1,016)	4	—	(1,792)	2,119
Indefeasible right of use	(475)	(193)	7	—	(661)	1,135
Asset Retirement Obligation	(174)	(95)	2	78	(189)	3,809
Total	(7,369)	(8,860)	54	376	(15,799)	26,825

TELECOM ARGENTINA S.A.

NOTE 12 – TRADE PAYABLES

	As of December 31,
Current	2021	2020
Suppliers and commercial accruals	48,015	58,030
Funds to be paid to clients	5	—
Companies under sect. 33 - Law No. 19,550 and Related Parties (Note 27.c)	1,211	1,378
	49,231	59,408
Non-current
Suppliers and commercial accruals	1,096	3,695
	1,096	3,695
Total trade payables	50,327	63,103

NOTE 13 – FINANCIAL DEBT

	As of December 31,
Current	2021	2020
Bank overdrafts - principal	12,184	5,967
Bank and other financial entities loans – principal	32,577	11,499
Notes – principal	—	20,813
DFI (Note 22)	185	779
Loans for purchase of equipment	3,595	3,707
Accrued interest and related expenses	16,328	20,030
	64,869	62,795
Non-current
Notes – principal	111,364	85,331
Bank and other financial entities loans – principal	57,745	110,858
DFI (Note 22)	—	17
Loans for purchase of equipment	3,916	6,279
Accrued interest and related expenses	29,027	36,905
	202,052	239,390
Total financial debt	266,921	302,185

Details on the nature and movements of financial debt are as follows:

				Exchange
	Balances			differences,
	at the			currency	Balances
	beginning			translation	as of
	of the	Cash	Accrued	adjustments	December
	period	Flows	interest	and others	31, 2021
Bank overdrafts	5,967	10,156	—	(3,939)	12,184
Bank and other financial entities loans – principal	122,357	(15,943)	—	(16,092)	90,322
Notes – principal	106,144	21,802	—	(16,582)	111,364
DFI	796	(2,959)	—	2,348	185
Loans for purchase of equipment	9,986	(2,095)	—	(380)	7,511
Accrued interest and related expenses	56,935	(24,473)	15,563	(2,670)	45,355
Total as of December 31, 2021	302,185	(13,512)	15,563	(*) (37,315)	266,921

Total as of December 31, 2020	312,340	(45,872)	21,093	(**) 14,624	302,185
(*)	Includes $6,992 in Bank and other financial entities loans – principal, and $1,446 in Loans for purchase of equipment that do not represent cash movement.
(**)	Includes $376 for Loans for purchase of equipment that do not represent cash movement.

TELECOM ARGENTINA S.A.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of December 31, 2021, Telecom has complied with them.

As of December 31, 2021, the Company maintains US LIBOR-based loans as detailed below in this note, that is set to mature after June 30, 2023, the proposed LIBOR cessation date. While certain of our debt agreement do contain language for the determination of interest rates in the event the LIBOR rate is not available, in the event of the continued or permanent unavailability of LIBOR we may need to enter into negotiations with certain of our creditors to agree to an alternative interest rate or an alternative basis for determining the interest rate in our credit facilities.

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

Within the mentioned Program, Telecom Argentina issued several series of Notes, which are described below:

●	Series I in US dollars

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

As of December 31, 2021, an amount of US$408 million of the mentioned Notes remained unpaid (equivalent to $41,901).

●	Series 3 and 4 in Argentine Pesos

On January 23, 2020, the Company informed CNV about the renewal of the period of placement of Notes in two series for a total amount of nominal value of $1,500, that can be increased to $5,000. The amount of the Notes finally issued and its main characteristics are detailed below:

TELECOM ARGENTINA S.A.

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

During 2020, the Company repurchased approximately $86 (principal nominal value) and on January 2021 repurchased approximately $150 (principal nominal value). These operations were carried out at the market value of each repurchase date, which did not significantly differ from their accounting valuation on that date.

On maturity date of Series 3 Notes, the Company paid $3,249 of Series “3” Notes ($2,961 of principal and $288 of interest).

On maturity date, the Company repaid the remaining balance of Series “4” Notes for a total amount of $1,322 ($1,200 of principal and $122 of interest).

●	Series 5 Notes – Foreign currency financial debt renegotiation

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

As of December 31, 2021, an amount of US$411 million of the mentioned Notes remained unpaid (equivalent to $42,169).

TELECOM ARGENTINA S.A.

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

As a result of the merger between Telecom Argentina and Cablevisión, Series “A” Notes were assumed by the Company on January 1, 2018.

For this purpose, Telecom Argentina, as successor of Cablevisión, the Deutsche Bank Trust Company Americas, as Trustee and Banco Comafi S.A., as trustee representative in Argentina, signed a supplement to the Trust Agreement formalizing the absorption of the Series “A” Notes by Telecom Argentina.

On July 10, 2019, Telecom made an offer to repurchase Series “A” Notes for an amount of up to US$200 million, under certain terms and conditions. Total consideration offered for each US$1,000 of nominal value in accordance with the offer amounted to US$997.50 plus accrued interest. The purchase offer ended on August 9, 2019. As a result of the offer, Telecom repaid a total amount of US$34.2 million of Series “A” Notes (US$30.4 million on July 25, 2019 and US$3.8 million on August 14, 2019).

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

On June 15, 2021, the Company repaid the outstanding Series “A” Notes for a total amount of US$106.6 million (US$103.2 million of principal and US$3.4 million of interest).

c)Deutsche Bank Loan

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

TELECOM ARGENTINA S.A.

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

As a result of this financial debt renegotiation, the Company recorded during 2020 a loss of $4,029, that is included in “Financial debt renegotiation results” item, included in financial results, net.

●	Series 6 and 7 in Argentine Pesos

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

Issuance date: December 10, 2020.

Amount involved: $125,248,683 UVA, equivalent to $7,787 Argentine pesos as of the date of issuance.

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

On maturity date, the Company repaid the remaining balance of Series “6” Notes for a total amount of $2,104 ($1,929 of principal and $175 of interest).

As of December 31, 2021, an amount of $12,208 of Series 7 Notes remained unpaid.

●Series 8 Notes

The Company announced, from January 14, 2021, the subscription of notes for a total nominal value determined in UVA equivalent for up to $1,500, that could be increased to $12,000, The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: January 20, 2021.

Amount involved: 133,628,950 UVA (equivalent to $8,708, Argentine pesos as of the date of issuance).

Maturity Date: January 20, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 4.00%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

The Company received a disbursement for a total amount of $8,664, since $45 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

TELECOM ARGENTINA S.A.

As of December 31, 2021, an amount of $13,094 remained unpaid.

●Series 9 Notes

The Company announced, from June 1, 2021, the subscription of notes for a total nominal value determined in US dollars equivalent for up to US$15 million, that could be increased to US$120 million, payable in Argentine pesos to the applicable exchange rate. The amount of the Notes finally issued and its main characteristics are detailed below:

Issuance date: June 7, 2021.

Amount involved: US$91.8 million payable in Argentine pesos to the applicable exchange rate (equivalent to $8,699 Argentine pesos as of the date of issuance).

Maturity Date: June 7, 2024.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 2.75%. Interests are paid on a quarterly basis, and the last interest payment date will be on the maturity date.

The Company received a disbursement for a total amount of $8,655, since $44 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

The Company used US$91 million of the proceeds of Series 9 Notes for the total cancellation of Series “A” Notes maturing in June 2021 (see below “Cancellation of Series “A” Notes).

As of December 31, 2021, an amount of $9,412 remained unpaid.

●	Series 10 and 11 in Argentine Pesos

The Company announced, from December 3, 2021, the subscription of notes for a total nominal value for up to $3,000, that could be increased to $14,000, The amount of the Notes finally issued and its main characteristics are detailed below:

✓Series 10

Issuance date: December 10, 2021.

Amount involved: 126,568,927 UVA (equivalent to $12,000 Argentine pesos as of the date of issuance).

UVA Initial Value: 94.81.

Maturity Date: June 10, 2025.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It does not bear interest.

✓Series 11

Issuance date: December 10, 2021.

Amount involved: $2,000,000,000

Maturity Date: June 10, 2023.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: It bears interests on a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 3.25%). The last interest payment date will be on maturity date.

The Company received a disbursement for a total amount of $13,928, since $72 corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

As of December 31, 2021, an amount of $12,273 of Series 10 Notes and $2,030 of Series 11 Notes remained unpaid.

TELECOM ARGENTINA S.A.

Bank and other financing entities loans

International Finance Corporation (“IFC”) loan

On July 5, 2016, Personal, company merged by absorption into Telecom, accepted an offer from the IFC (member of the World Bank Group) for the assessment and transfer of funds for purposes of financing investment needs, work capital and debt refinancing. On October 5, 2016 Personal and the IFC signed the loan agreement (“IFC Loan”) for an amount of US$400 million and for a six-year period, payable in 8 equal semiannual installments since the 30th month, with a 6-month LIBOR + 4 percentage points. This loan was used to deploy the 4G network and refinance short-term financial liabilities. The loan terms include standard commitments and limitations for this type of financial transactions.

On March 4, 2019 the Company signed a new loan agreement with IFC for a total amount of up to US$450 million, as requested in a timely manner by the Company in one or more disbursements (the "Loan"). The Loan consisted of a tranche "A", a tranche "B-1", a tranche "B-2", a tranche "B-3" and a tranche "B-4" which will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to 6-month LIBOR plus the following margins: 4.85 percentage points in the case of Tranche A, Tranche B-2 and Tranche B-4, and 4.60 percentage points in the case of Tranche B-1 and Tranche B-3. Likewise, the principal will be payable as follows: Tranche A, Tranche B-2, and Tranche B-4 in eight consecutive semi-annual equal installments from February 2021 and final maturity in August 2024 and Tranche B-1 and Tranche B-3 in six consecutive semi-annual equal installments from February 2021 and final maturity in August 2023. The proceeds from the loan were used to finance capital investments for 2019.

On March 18, 2019, the Company received a disbursement for a total amount of US$290 million (US$285.5 million were received, because US$4.5 million corresponding to debt issuance expenses were deducted from the initial disbursement) in relation to the loan agreement that the Company signed with IFC for a total amount of up to US$450 million on March 4, 2019. The disbursement of US$290 million is divided into two tranches: a) a disbursement of US$160 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points, which will be repaid in 8 consecutive semiannual equal installments from February 2021 with maturity date in August 2024 and b) a disbursement of US$130 million, which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points, which will be repaid in 6 consecutive semiannual equal installments from February 2021 with maturity date in August 2023.

On April 25, 2019, an additional disbursement was received for a total amount of US$20 million which accrues interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points, which will be repaid in 8 consecutive semiannual equal installments from February 2021 and final maturity in August 2024.

On September 22, 2020, the Company refinanced those loans and agreed to change, mainly, the amortization schedule of all principal maturities that would take place during the last quarter of 2020 and 2021, by deferring the 85% of them for a term ranging between 24 and 48 months, and pre-paying the remaining 15% jointly with accrued interest and other related expenses (see "Agreement with the TMF Trust Company" to this Note). As a result of this renegotiation, the Company recognized a loss of $792 that is included in "Financial debt renegotiation results" item, within financial results, net.

On December 15, 2021 the Company refinanced again those loans and agreed to change, mainly, the amortization schedule of Tranche B, by deferring the 75% of all principal maturities that would take place during 2022 and 2023 for a term ranging between 24 and 60 months, and pre-paying the remaining 25% jointly with accrued interest and other related expenses.

As a result of this renegotiation, the Company recognized a loss of $885 that is included in “Financial debt renegotiation results” item, within financial results, net.

As of December 31, 2021, an amount of US$447 million of these agreements remained unpaid (equivalent to $45,947).

Inter-American Development Bank (“IDB”) Loan

On April 7, 2017, Personal and IIC (member of the IDB Group), signed a loan agreement for an amount of US$100 million maturing in September 2022, payable in 8 equal semiannual installments since the 24th month, with a 6-month LIBOR + 4 percentage points. The funds of this loan were allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

TELECOM ARGENTINA S.A.

On the other hand, on May 29, 2019 the Company subscribed a loan agreement with the Inter-American Development Bank (IDB Invest) for a total amount of up to US$300 million. On June 7, 2019, a disbursement for a total amount of US$75 million was received (US$74.15 million were received, because US$0.85 million corresponding to debt issuance expenses, that were deducted from the initial disbursement). This debt accrues interest of 6-month LIBOR plus 4.90 percentage points, which will be repaid in 10 consecutive semiannual equal installments from November 2021 with maturity date in May 2026.

Likewise, on July 11, 2019, an additional disbursement was received for a total amount of US$25 million (US$24.55 million were received, because US$0.45 million corresponding to debt issuance expenses were deducted from the initial disbursement) which accrues interest payable semiannually for periods that are due at an annual rate equal to 6-mont LIBO plus 4.60 percentage points, which cancellable in 6 consecutive semiannual equal installments from May 2021 and final maturity in November 2023.

On February 4, 2020 the Company and IDB Invest executed a supplement to the original loan agreement for a total amount of US$125 million, consisting of the following: i) a first tranche of US$50 million maturing on November 15, 2023 bearing interest at 6-month LIBOR plus 4.6%, payable in 8 consecutive semiannual installments since May 2020, and ii) a second tranche of US$75 million maturing on November 15, 2022 bearing interest at 6-month LIBOR plus a variable spread of 7% to 7.75%, payable in 6 consecutive semiannual installments since May 2020. The Company received a disbursement for a total amount of US$123.4 million, since US$1.6 million, corresponding to debt issuance expenses, were deducted from the initial disbursement.

On April 7, 2020, the Company received a new disbursement for a total amount of US$25 million maturing on November 15, 2022. The Company received US$24.6 million since US$0.4 million corresponding to debt issuance expenses were deducted.

On September 22, 2020, the Company refinanced those loans and agreed to change, mainly, the amortization schedule of all principal maturities that would take place during the last quarter of 2020 and 2021, by deferring 85% of them for a term ranging between 24 and 66 months, and pre-paying the remaining 15% jointly with accrued interest and other related expenses (see “Agreement with the TMF Trust Company” to this Note). As a result of this renegotiation, the Company recognized a loss of $377 that is included in “Financial debt renegotiation results” item, within financial results, net.

On December 15, 2021, the Company refinanced again those loans and agreed to change, mainly, the amortization schedule of all principal maturities that would take place during 2022 and 2023, by deferring 75% of them in a new amortization schedule ending in December 2024 and June 2027, and pre-paying the remaining 25% jointly with accrued interest and other related expenses.

As a result of this renegotiation, the Company recognized a loss of $1,267 that is included in “Financial debt renegotiation results” item, within financial results, net.

As of December 31, 2021, an amount of US$225 million of these agreements remained unpaid (equivalent to $23,133).

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

According to the above-mentioned, by the end of July 2020, the Company disbursed to the Trust a total amount of US$273 million. As of the date of these consolidated financial statements, the Trust has made the following payments in cash:

a.	An amount of US$120.2 million to the holders of Series “A” Notes to pay the cash consideration for refinancing the Series “A” Notes, including accrued interest at the date of settlement and related expenses.
b.	An amount of US$62.4 million as a partial payment of the settlement of the loan with Deutsche Bank loan AG, London Branch including accrued interest at the date of settlement and related expenses.
c.	An amount of US$30.9 million in accordance with the terms of the amendments of the loans signed with IFC, including accrued interest, prepayment premiums and other amounts due.
d.	An amount of US$13.4 million in accordance with the terms of the amendments of the loans signed with IDB, including accrued interest, prepayment premiums and other amounts due.

TELECOM ARGENTINA S.A.

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

On October 17, 2018, the Company requested a disbursement of US$500 million. The disbursed principal accrues compensatory interest at an annual rate equivalent to 3-month LIBO plus the following margin: 4.50 percentage points during the first year after the disbursement, 5.00 percentage points, during the second year and 5.25 percentage points from the date that is two years after the disbursement and until the maturity date; and will be payable quarterly in arrears.

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

As of December 31, 2021, an amount of US$141 million remained unpaid (equivalent to $14,506).

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

On December 24, 2020, the Company subscribed a first tranche for a total of RMB 19.6 million, and during 2021 the Company had subscribed from the second to the ninth tranches for a total of RMB 449 million. The loan bears an annual interest rate of 6.8% payable semi-annually and the principal will be repaid in 11 semi-annual and consecutive installments from May 2023 to December 2027.

As of December 31, 2021, an amount of RMB 461 million remained unpaid (equivalent to $7,436).

On January 21, 2022 the Company has subscribed the tenth tranche for a total of RMB 25.9 million, equivalent to $428 million.

TELECOM ARGENTINA S.A.

Industrial and Commercial Bank of China (Argentina) S.A.U. (“ICBC”)Loan

As a result of the merge between Telecom Argentina and Cablevisión, the Company assumed a loan agreement with ICBC for import financing for an amount of US$5.2 million that accrues interest at an annual rate of 6% and has semiannual interest maturities. The principal is amortized in 8 semi-annual installments from July 2018 maturing in January 2022.

As of December 31, 2021, an amount of US$0.6 million remained unpaid (equivalent to $68).

During January 2022, the Company repaid the remaining balance of a loan agreement with ICBC Bank for $69 ($67 of principal and $2 of interest).

Banco Santander Río Loan

On August 18, 2021, the Company subscribed a loan agreement with Santander Río Bank S.A. for a total amount of $4,000. Total principal will be settled by one payment at maturity date, which will be on August 18, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date at a fixed rate of 40.50%.

As of December 31, 2021, an amount of $4,024 remained unpaid.

On the other hand, on October 14, 2021, the Company subscribed a new loan agreement with Banco Santander Río S.A. for a total amount of $1,500. Total principal will be settled by one payment at maturity date, which will be on October 17, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date maturity at a fixed nominal annual rate of 37.5%.

As of December 31, 2021, an amount of $1,513 remained unpaid.

Additionally, on December 6, 2021 the Company subscribed a new loan agreement with Santander Río Bank S.A. for a total amount of $1,000. Total principal will be settled by one payment at maturity date, which will be on December 22, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date at a fixed rate of 37.75%.

As of December 31, 2021, an amount of $1,017 remained unpaid.

BBVA Bank Loan

On August 10, 2021, the Company subscribed a loan agreement with BBVA Argentina Bank S.A. for a total amount of $1,000. Total principal will be settled by one payment at maturity date, which will be on August 5, 2022. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date at a fixed rate of 40.75%.

As of December 31, 2021, an amount of $1,017 remained unpaid.

Other bank loans

As of December 31, 2021, the Company repaid the following bank loans for:

a)	On April 13, 2021 the Company proceeded to the total cancellation of a loan with Banco ICBC, by paying $1,011 million ($975 of principal and $36 of interest).
b)	On April 29, 2021 the Company proceeded to the total cancellation of a loan with Banco Galicia, by paying $2,209 million ($2,000 of principal and $209 of interest).
c)	On September 16, 2021, the Company repaid the remaining balance of a loan agreement with Macro Bank S.A. for $4,412 million ($4,000 of principal and $412 of interest).

TELECOM ARGENTINA S.A.

Loans for purchase of equipment

Cisco Systems Capital Corporation

The Company has debt agreements with Cisco Systems Capital Corporation related to purchase equipment financing, amounting to US$76.8 million (of which US$25.2 were received during 2021 and US$51.6 million were received during 2020). Such agreements have an average maturity term of fifty months with partial repayments and accrue an average annual interest of 4%.

As of December 31, 2021, an amount of US$77 million remained unpaid (equivalent to $7,924).

During January and February 2022, the Company had additions for USD 8 million, equivalent to $842.1, due in February and March 2026.

Finnvera

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date.

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

Between May 2019 and December 2020, the Company received disbursements for a total amount of US$95.9 million. This debt accrues interest at a rate equivalent to 6-month LIBO plus 1.04 percentage points payable semiannually in 13 consecutive semiannual equal installments with maturity dates in November 2025 and 2026.

On May 14, 2021, the Company submitted a proposal for an export credit line for a total amount of up to US$30 million to the following entities: (i) JPMorgan Chase Bank, N.A., London Branch, as initial lender, lead coordinator and guarantee of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent, and (iii) JPMorgan Chase Bank, N.A, Buenos Aires branch, as a local custody agent, which was accepted on the same date.

The credit line is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

The proceeds from the loans under this credit line will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera premium equivalent to 14.41% of the total amount committed by the lenders under the credit line.

On July 27, 2021, the Company received a disbursement for a total amount of US$5.1 million (US$4.4 million were received, because US$0.7 million corresponding to the premium were deducted from the initial disbursement).

On December 29, 2021, the Company received a disbursement for a total amount of US$13.5 million (US$11.6 million were received, because US$1.9 million corresponding to the premium were deducted from the initial disbursement).

As of December 31, 2021, an amount of US$71 million remained unpaid (equivalent to $7,243).

TELECOM ARGENTINA S.A.

Núcleo

Global Programs for the issuance of Notes

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

Maturity Date: March 11, 2024.

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

Maturity Date: March 26, 2024.

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

Series IV

Issuance date: March 10, 2021.

Amount involved: 130,000,000,000 of Guaraníes (approximately $1,771 as of the date of issuance).

Maturity Date: February 2, 2028.Amortization: Principal will be paid in one installment at maturity date.

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 7.10%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

Núcleo received a disbursement for a total amount of 129,057 million of Guaraníes (equivalent to $1,758), since 943 million of Guaraníes (equivalent to $13) corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

TELECOM ARGENTINA S.A.

Series V

Issuance date: March 10, 2021.

Amount involved: 120,000,000,000 of Guaraníes (approximately $1,635 as of the date of issuance).

Maturity Date: January 17, 2031.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semi-annually in arrears since the issuance date.

Núcleo received a disbursement for a total amount of 119,122 million of Guaraníes (equivalent to $1,623), since 878 million of Guaraníes (equivalent to $12) corresponding to debt issuance expenses were deducted from the initial disbursement (amount corresponding to the transaction date).

The proceeds of the aforementioned series IV and V Notes were used for the cancellation of bank loans and financing of working capital.

As of December 31, 2021, an amount of Guaraníes 708,122 million of Notes remained unpaid (equivalent to $7,518)

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2021	2020
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	20,846	20,579
Termination benefits	1,417	1,060
	22,263	21,639

Non-current
Termination benefits	1,546	1,268
	1,546	1,268
Total salaries and social security payables	23,809	22,907

Compensation for the Key Managers of Telecom for the years ended December 31, 2021, 2020 and 2019 are shown in Note 27.e).

NOTE 15 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable, net is presented below:

	As of December 31,
	2021	2020
Income tax provision	18,630	364
Withholdings and advance payments for income tax	(4,703)	(264)
Income tax payable, net	13,927	100

TELECOM ARGENTINA S.A.

Income tax payable by company is presented below:

	As of December 31,
	2021	2020
Telecom	13,764	—
Núcleo	107	85
Adesol	47	11
Telecom USA	1	—
Pem	8	—
AVC Continente Audiovisual	—	3
Cable Imagen	—	1
	13,927	100

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

		As of December 31,
		2021	2020
Tax carryforward		(198)	(17,308)
Allowance for doubtful accounts		(5,231)	(4,391)
Provisions		(2,793)	(2,222)
PP&E and Intangible assets		120,819	111,854
Cash dividends from foreign companies		1,385	888
Income tax inflation adjustment effect		23,194	32,211
Other deferred tax liabilities (assets), net		(1,713)	(62)
Total deferred tax liabilities, net		135,463	120,970
Actions for recourse tax receivable		(889)	(1,331)
Total deferred tax liability, net	(*)	135,574	119,639

Net deferred tax assets		(658)	(622)
Net deferred tax liabilities		135,232	120,261

(*)  Includes $132 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of December 31, 2021, some subsidiaries have a cumulative Tax carryforward of approximately $716, that calculated considering statutory income tax rate, represent a deferred tax asset of approximately $198.

The detail of the maturities of estimated tax carryforward is disclosed:

Company	Tax carryforward	Tax carryforward amount	Tax carryforward
	generation year	as of 12.31.2021	expiration year
Inter Radios	2018	1	2023
Telemás (*)	2019	454	2024
Micro Sistemas	2021	230	2026
Cable Imagen	2021	6	2026
Televisión Dirigida	2021	20	2026
AVC	2021	5	2026
		716

(*)  This company is consolidated in the financial statements of Adesol.

TELECOM ARGENTINA S.A.

Income tax (expense) benefit differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2021	2020	2019

	Profit (loss)
Pre-tax income	43,257	4,750	21,127
Non-taxable items – (Earnings) losses from associates	(395)	(749)	385
Non-taxable items – Costs valuation differences of foreign investments	—	(9,917)	(21,665)
Non-taxable items – Other	(471)	(2,266)	(1,632)
Restatement in current currency of Equity, goodwill and others	101,708	93,866	149,896
Subtotal	144,099	85,684	148,111
Weighted statutory income tax rate	34,34%	24,59%	26,14%
Income tax expense at weighted statutory tax rate	(49,480)	(21,070)	(38,716)
Deferred tax liability restatement in current currency and others	58,971	31,244	40,781
Income tax inflation adjustment	(41,919)	(22,403)	(31,222)
Actions for recourse	7	18	107
Income tax on cash dividends of foreign companies	(896)	(243)	(66)
Income tax expense	(*) (33,317)	(12,454)	(**) (29,116)

Current tax expense	(18,630)	(364)	(329)
Deferred tax expense	(14,687)	(12,090)	(28,787)
Income tax expense	(33,317)	(12,454)	(29,116)

(*) Includes the effect of the change in the income tax rate provided for in Law No. 27,630 for approximately $(42,800).

(**) Includes the effect of the change in the income tax rate provided for in Law No. 27,541 for approximately $(8,372).

Income tax - Actions for recourse filed with the Tax Authority

Section 10 of Law No. 23,928 and Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992.

Accordingly, Telecom Argentina determined its income tax obligations in accordance with those provisions, without considering the income tax inflation adjustment.

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

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011. 2012 and 2014 fiscal years in the cases brought by "Distribuidora Gas del Centro" (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, Telecom Argentina filed during 2015 to 2021 actions for recourse with the AFIP to claim the full tax overpaid for fiscal years 2009, 2010, 2011, 2012, 2013, 2014, 2015 and 2016 for a total amount of approximately $1,593 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

On September 24, 2019 Telecom was notified of the resolutions dated September 12, 2019 and August 30, 2019 in which the AFIP has rejected the actions for recourse corresponding to fiscal years 2009 and 2010 respectively. Also, on November 11, 2019 Telecom was notified of the resolutions dated October 29, 2019 in which the AFIP has rejected the actions for recourse corresponding to fiscal years 2011 and 2012. According to this, on October 15, 2019 and on December 3, 2019, Telecom filed four actions for recourse before the National Court of First Instance.

TELECOM ARGENTINA S.A.

On July 28, 2021 Telecom was notified of the resolution dated July 26, 2021 in which the AFIP rejected the action for recourse corresponding to fiscal year 2013. On August 23, 2021, Telecom filed an action for recourse before the National Court of First Instance.

The Company's Management, with the assistance of its tax advisors, understands that the arguments presented by the Company follow the same criteria as those considered by the Supreme Court of Argentina in similar precedents, among others. Therefore, the Company should obtain a favorable resolution to such claims.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $889 as of December 31, 2021. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood of certain variables according to the jurisprudential antecedents known as of the date of these consolidated financial statements. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to, at least annually, remeasure the tax credit recorded.

NOTE 16 –OTHER TAXES PAYABLES

	As of December 31,
Current	2021	2020
Other national taxes	3,339	4,358
Provincial taxes	112	614
Municipal taxes	511	572
	3,962	5,544
Non-current
Provincial taxes	—	8
	—	8
Total other taxes payables	3,962	5,552

NOTE 17 – LEASES LIABILITIES

	As of December 31,
Current	2021	2020
Argentina	5,541	4,631
Abroad	589	404
	6,130	5,035
Non- current
Argentina	11,596	9,237
Abroad	1,190	1,278
	12,786	10,515
Total lease liabilities	18,916	15,550

Movements in the lease liabilities are as follows:

	Years ended December 31,
	2021	2020
Balances at the beginning of the year	15,550	12,968
Additions (*)	17,417	13,109
Financial results, net (**)	2,906	2,929
Cash flows	(6,596)	(7,896)
Decreases (includes RECPAM)	(10,361)	(5,560)
At the end of the year	18,916	15,550

(*) Included in acquisitions of Rights of use.

(**) Included in the lines Other exchange differences and Other net interest and other investment results.

TELECOM ARGENTINA S.A.

NOTE 18 – OTHER LIABILITIES

	As of December 31,
Current	2021	2020
Deferred revenues on prepaid credit	1,722	1,678
Deferred revenues on connection fees and international capacity leases	966	617
Compensation for directors and members of the Supervisory Committee	—	22
Companies under sect. 33 - Law No. 19,550 and Related Parties (Note 27.c)	—	5
Other	367	790
	3,055	3,112
Non-current
Deferred revenues on connection fees and international capacity leases	595	604
Pension benefits (Note 3.m)	647	637
Other	8	504
	1,250	1,745
Total other liabilities	4,305	4,857

Movements in the pension benefits are as follows:

	Years ended
	December 31,
	2021	2020
At the beginning of the year	637	673
Service cost (*)	31	54
Interest cost (**)	225	356
Actuarial results (***)	35	(204)
Uses (Includes RECPAM)	(281)	(242)
At the end of the year	647	637

(*)      Included in Employee benefit expenses and severance payments.

(**)     Included in Other Financial expenses, net.

(***)    Included in Other comprehensive income (loss).

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

TELECOM ARGENTINA S.A.

Provisions consist of the following:

	Balances as	Additions					Balances
	of					Decreases	as of
	December 31,	Capital	Interest	Reclassifica-tions		(iii)	December 31,
	2020	(i)	(ii)				2021
Current
Provisions	2,441	5,892	—	2,418		(8,605)	2,146
Total current provisions	2,441	5,892	—	2,418		(8,605)	2,146
Non-Current
Provisions	6,762	2,004	1,435	(2,418)		(1,673)	6,110
Asset retirement obligations	4,501	604	200	—		(1,841)	3,464
Total non-current provisions	11,263	2,608	1,635	(2,418)		(3,514)	9,574

Total provisions	13,704	8,500	1,635	—	(iv)	(12,119)	11,720
(i)	7,986 charged to Other operating expenses and 604 to Right of use assets.
(ii)	Charged to finance costs, net - Other interests, net and other investments results.
(iii)	Includes RECPAM.
(iv)	Includes ($8,116) of provisions payments.

	Balances	Additions					Balances
	as of					Decreases	as of
	December	Capital	Interest	Reclassifica-tions		(vii)	December
	31, 2019	(v)	(vi)				31, 2020
Current
Provisions	2,448	3,470	—	1,093		(4,570)	2,441
Total current provisions	2,448	3,470	—	1,093		(4,570)	2,441

Non- Current
Provisions	8,211	1,074	1,014	(1,093)		(2,444)	6,762
Asset retirement obligations	1,300	3,413	368	—		(580)	4,501
Total non-current provisions	9,511	4,487	1,382	(1,093)		(3,024)	11,263

Total provisions	11,959	7,957	1,382	—	(viii)	(7,594)	13,704

(v)    $4,533 charged to Other operating expenses, $3,413 charged to Rights of use assets and $11 charged to Other comprehensive income.

(vi)   Charged to finance costs, net - Other interests, net and other investments results.

(vii)   Includes RECPAM.

(viii)  Includes ($4,549) of provisions payments.

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

On December 30, 2021 and through a plenary ruling, the Civil and Commercial Federal Proceedings Court has issued opinions interpreting the doctrine developed by the Argentine Supreme Court of Justice in its ruling, acknowledging that the statute of limitations must be applied periodically –as of the time of each balance sheet- but limited to five years.

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

TELECOM ARGENTINA S.A.

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

c)   Task Solutions against/ Telecom Personal S.A. S/ Ordinario and Task Solutions against/Telecom Argentina S.A. S/ Ordinario

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

d)   Regulator's Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina's equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer has generated to Telecom Argentina.

TELECOM ARGENTINA S.A.

2.     Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2 d), a summary of the most significant claims and legal actions for which no provisions have been established is detailed below, although it cannot be ensured the final outcome of these lawsuits:

a.Radio-electric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radio-electric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), considering certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements related to October 2016, requiring that such plans’ statements continue to be prepared based on the previous criteria. A similar demand took place in September 2018, for subsequent periods. The Company's Management considers that it has strong legal arguments to defend its position, which are actually confirmed by Resolution ENACOM No. 840/18 and, as a consequence presented, the corresponding administrative notes.

In August 2017, Personal received the notice of charge for the differences in the amounts owed in connection with the payment made in October 2016. Notwithstanding the grounds disclosed in its response, in April 2019, the ENACOM imposed a sanction on the Company due to the non-compliance alleged for that period. The Company filed the corresponding administrative response. However, the company cannot assure that its arguments will be accepted by the ENACOM.

The difference resulting since October 2016, from both sets of liquidation criteria is of approximately $717 plus interest as of December 31, 2021.

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

b.“Consumidores Financieros Asociación Civil para su Defensa” claim

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

TELECOM ARGENTINA S.A.

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

c.Proceedings related to value added services - Mobile contents

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

Personal has answered the claims through the presentation of legal and factual defenses, subpoenaing third parties involved in the provision of VAS. Likewise, the Company's Management with the advice of its legal counsel, Telecom believes to have strong arguments for its defense. However, given the absence of jurisprudential precedents, the final outcome of these claims cannot be assured.

d.“Asociación por la Defensa de Usuarios y Consumidores against/Telecom Personal S.A.” claim

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

e.Claims by Trade Unions for Union Contributions and Payments

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

TELECOM ARGENTINA S.A.

The other claims have been suspended at the request of the parties.

The lawsuits are for an undetermined amount.

The Company's Management, with the advice of its legal counsel, believes that it has strong arguments for favorite results, but since the lack of jurisprudential precedent, the outcome of this claim cannot be ensured.

f.Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding:

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

In December 2018, the Company filed a response. In its plea, it requested the extension of the period of the statutes of limitation (biennial term) and the declaration of the lack of standing to sue of the association. Likewise, the Company argued that the class to be represented had not been established and that it had not contravened the Antitrust Law and gave a detailed description of the termination procedure used by Cablevisión highlighting its compliance with Sections 10 ter and 10 quater of such law. It also challenged the application of the punitive damages claimed by the plaintiff and the Company also produced documentary evidence. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff.The lawsuit is for an undetermined amount.

The Company, with the advice of its legal counsel, considers that it has strong arguments for its defense.However, the outcome of this claim cannot be ensured.

g.   Claim “Unión de Usuarios y Consumidores y otro c/Telecom Argentina S.A.”

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

h.Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

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

Additionally, according to the decision issued on August 1, 2011 in judicial cause “LA CAPITAL CABLE S.A. V. Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC. The preliminary injunction ordered by the Court of Mar del Plata was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. The National Government filed an appeal against the decision issued by the Court of Mar del Plata. Such appeal was dismissed, for which the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

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

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government and ENACOM filed extraordinary appeals, which although they were granted, are still pending before the Supreme Court of Justice of the Nation.

The Company, with the assistance of its legal advisors, is analyzing the potential impacts related to this news, notwithstanding which, it considers that, given the judicial history, solid arguments exist to understand that the dispute prospers favorably in the interests of the Company.

i.Resolution No. 16,765 of the CNV

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

j.Resolution No. 17,769 of the CNV

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

TELECOM ARGENTINA S.A.

The Company and its advisors believe that same has strong arguments in its favor on this matter, but no assurance can be given that the outcome of the preliminary investigation proceeding will be favorable.

k.Additional rate for the “Impuesto a la Renta Comercial, Industrial o de Servicios” (Tax on Commercial, Industrial or Services Revenues or “IRACIS”)

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

TELECOM ARGENTINA S.A.

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

In February 2018, the Company initiated a new mandatory prejudicial mediation procedure which was finished without agreement. On December 19, 2018, a claim was brought against AFA for 353,477,495  Argentine pesos plus interest and court costs.

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

NOTE 20 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments amounting in the aggregate to approximately $125,224 as of December 31, 2021 (of which $26,758 corresponds to PP&E commitments).

NOTE 21 – EQUITY

Equity includes:

	As of December 31,
	2021	2020
Equity attributable to Controlling Company	541,423	577,285
Equity attributable to non-controlling interest	8,572	9,659
Total equity (*)	549,995	586,944
(*)	Additional information is given in the consolidated statements of changes in equity.

TELECOM ARGENTINA S.A.

(a)Capital Stock

As of December 31, 2021 and 2020, the total capital stock of Telecom Argentina amounted to $2,153,688,011 Argentine pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

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

(b)Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 28, 2021 decided, among other issues, the following:

(a)	To approve the Annual Report and the financial statements of Telecom as of December 31, 2020;
(b)	to approve the Board of Directors’ proposal expressed in current currency of March 31, 2021 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, consisting of the following: (i) absorption of the $6,455,431,747 Argentine pesos negative Retained earnings as of December 31, 2020 ($8,626 in current currency as of December 31, 2021 from the “Voluntary Reserve for capital investments "; and (iii) $13,776,401,012 Argentine pesos ($17,688 in current currency as of December 31, 2021) to be reclassified from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to “Contributed surplus”;

(c)Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares were to be included in the PPP (an employee share ownership program sponsored by the Argentine government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan. In 1999, Decree No. 1,623/99 of the Argentine government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

As required by the executive committee of PPP, the Annual Shareholders Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. That delegation does not include 4,593,274 Class “C” shares of the Fund of Guarantee and Repurchase, that were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico ("Garcias de Vicchi")", with respect to which the Annual Shareholders Meetings considered that there were legal impediments to approve that delegation of faculties for their conversion to Class "B". As of December 31, 2011, the 41,339,464 Class "C" shares had been converted to Class "B" in eleven tranches.

TELECOM ARGENTINA S.A.

With the injunction measure issued in the case Garcías de Vicchi having been revoked, the Board of Directors of the Company convened the Ordinary and Extraordinary General Meeting and the Special Meeting of Class “C” shares , that were held on December 15, 2011, and approved the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. As of December 31, 2021, 4,486,540 Class “C” shares were converted into Class “B” shares in 13 tranches.

As of the date of these consolidated financial statements, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

(d)Capital Market Act - Law No. 26,831 and amendments

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

(e)Acquisition of Treasury Shares

On May 22, 2013, the Board of Directors approved a Company’s Treasury Shares Acquisition Program in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency.

According to the mentioned Program, the Company acquired, between May 28, 2013 and November 5, 2013, 15,221,373 treasury shares.

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

As a consequence of the capital reductions mentioned in the previous paragraphs, the Company recognized in 2019 a decrease in its treasury shares of $15, a decrease in the Inflation Adjustment of $1,976 and a decrease in the Treasury Shares Acquisition Cost of $5,674, with an offsetting entry in Retained earnings of $3,683.

As of the date of these consolidated financial statements, the Company does not hold treasury shares.

(f)Law No. 27,260 of “Historical Repair to Retired and Pensioned”

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

(g)Decree No. 894/16: exercise of corporate, political and economic rights by the ANSES

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

TELECOM ARGENTINA S.A.

NOTE 22 – FINANCIAL INSTRUMENTS

a)Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2021 and 2020, the supplementary disclosures on financial instruments required by IFRS 7 and the detail of gains and losses established by IFRS 9.

		Fair value
			accounted
		accounted	through other
	Amortized	through profit	comprehensive
As of December 31, 2021	cost	or loss	Income	Total
Assets
Cash and cash equivalents	16,743	3,106		19,849
Investments	—	10,786		10,786
Trade receivables	22,626	—	—	22,626
Other receivables	958	1,915	—	2,873
Total	40,327	15,807	—	56,134
Liabilities
Trade payables	50,327	—	—	50,327
Financial debt	266,736	88	97	266,921
Leases liabilities	18,916	—	—	18,916
Other liabilities	125	—	—	125
Total	336,104	88	97	336,289

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2020	cost	loss	Income	Total
Assets
Cash and cash equivalents	12,364	15,601	—	27,965
Investments	258	7,734	—	7,992
Trade receivables	28,701	—	—	28,701
Other receivables	2,226	2,074	—	4,300
Total	43,549	25,409	—	68,958
Liabilities
Trade payables	63,103	—	—	63,103
Financial debt	301,389	257	539	302,185
Leases liabilities	15,550	—	—	15,550
Other liabilities	717	—	—	717
Total	380,759	257	539	381,555

Gains and losses by category – Year 2021

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	6,331	1,323
Financial liabilities at amortized cost	26,277	(22,134)
Financial assets at fair value through profit or loss	707	94
Financial liabilities at amortized cost through profit or loss	(2,823)	—
Total	30,492	(20,717)

TELECOM ARGENTINA S.A.

Gains and losses by category – Year 2020

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	14,038	1,971
Financial liabilities at amortized cost	(45,461)	(27,556)
Financial assets at fair value through profit or loss	530	586
Financial liabilities at fair value through profit or loss	(2,243)	—
Total	(33,136)	(24,999)

b)Fair value hierarchy and other disclosures

IFRS 13 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 13, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2021 and 2020, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These investments are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. Telecom and its subsidiaries have other short-term investments amounting to $5,105 and $15,455 as of December 31, 2021 and 2020, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore, its valuation is classified as Level 1.

Government bonds: These bonds are included in “Investments” and "Cash and cash equivalents" in the consolidated statement of financial position. As of December 31, 2021 and 2020 Telecom and its subsidiaries have Government bonds in an amount of $10,702 and $9,951, respectively. The fair value was determined using information from active markets, valuing each bond to its closing year market value, so, its valuation qualifies as Level 1.

Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates and interest rates swap): The fair value of Telecom's and its subsidiaries DFI contracts, disclosed in the chapter “Hedge Accounting” was classified as Level 2 and determined by:

a)	DFI for forward purchases of US dollars, corresponds to the variation between the market prices at the end of the fiscal year and the time of agreement and;
b)	DFI interest rate swap corresponds to the present value of estimated future cash flows based on observable yield curves obtained in the market.

During the years ended December 31, 2021 and 2020, there were no transfers between Levels of the fair value hierarchy.

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

TELECOM ARGENTINA S.A.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 13 as of December 31, 2021 and 2020 are as follows:

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

Current and non-current Investments valued at amortized cost

As of December 31, 2020, fair value of such investments amounted to $266 and its carrying value amounted to $258. Fair value for these investments was determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

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

Financial Debt

As of December 31, 2021, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	140,605	138,389
Other financial debts	126,316	116,590
	266,921	254,979

As of December 31, 2020, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	143,843	133,266
Other financial debts	158,342	148,531
	302,185	281,797

TELECOM ARGENTINA S.A.

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the financial debt, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

Other receivables, net (except for DFI) and other liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

c)Hedge accounting

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

During years 2021, 2020 and 2019

•    LIBOR Hedges

During year ended December 31, 2017, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million and from the IIC loan amounting to US$100 million, which maturity will be in September 2022. The mentioned agreements hedge a total amount of US$440 million. Such DFI allow fixing the variable rate in a range between 2.085% and 2.4525% nominal annual rate.

As of December 31, 2019, Telecom recognized a liability of $286, which is included in other Financial Debt ($257 current and $29 non-current). Additionally, during the year ended December 31, 2019, Telecom recognizes gains of $124 related to those contracts, that are included in Debt financial expenses – Interests on financial debt.

As of December 31, 2020, Telecom recognized a liability of $696, which is included in other Financial Debt ($679 current and $17 non-current). Additionally, during the year ended December 31, 2020, Telecom recognizes a loss of $443 related to those contracts, that are included in Debt financial expenses – Interests on financial debt.

TELECOM ARGENTINA S.A.

As of December 31, 2021, Telecom recognized a liability of $165, which is included in other Financial Debt, current. Additionally, during the year ended December 31, 2021, Telecom recognizes a loss of $378 related to those contracts, that are included in Debt financial expenses – Interests on financial debt.

•     Exchange rate Hedges

During year ended December 31, 2019, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$499 million fixing the average exchange rate in 52.50 Argentine pesos/US$, expiring between March 2019 and April 2020. During 2019, Telecom recognized gains related to these agreements of $1,467 that are included in Debt financial expenses – Foreign currency exchange losses on financial debts.

During year ended December 31, 2020, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$477 million fixing the average exchange rate in 87.54 Argentine pesos/US$, expiring between February 2020 and February 2021. During 2020, Telecom recognized a loss related to these agreements of $2,299 that are included Debt financial expenses – Foreign currency exchange losses on financial debts. As of December 31, 2020, Telecom maintained DFI agreements for a total of US$117 million for those that has recognized a receivable of $3, which is included in current Other receivables and a liability of $99 which is included in current Financial Debt.

During year ended December 31, 2021, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$473 million fixing the average exchange rate in 102.49 Argentine pesos/US$, expiring between March 2021 and September 2022. During 2021, Telecom recognized a loss related to these agreements of $1,831 that are included Debt financial expenses - Foreign currency exchange losses on financial debts. As of December 31, 2021, Telecom maintained DFI agreements for a total of US$89 million for those that has recognized a liability of $20 which is included in current Financial Debt.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of December 31, 2021 and 2020 is as follows:

	As of December 31, 2021
	Trade	Other	Trade	Other
	receivables	receivables	payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	24,387	3,217	(52,088)	(469)
Offsetting	(1,761)	(344)	1,761	344
Current and noncurrent assets (liabilities) – Booked value	22,626	2,873	(50,327)	(125)

	As of December 31, 2020
	Trade	Other	Trade	Other
	receivables	receivables	payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	30,039	4,436	(64,441)	(853)
Offsetting	(1,338)	(136)	1,338	136
Current and noncurrent assets (liabilities) – Booked value	28,701	4,300	(63,103)	(717)

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

NOTE  23 – REVENUES

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2021	2020	2019
Mobile Services	161,131	171,089	168,905
Internet Services	90,768	96,954	108,190
Cable Television Services	82,550	89,934	101,526
Fixed and Data Services	58,930	68,825	77,187
Other services revenues	2,318	1,863	1,590
Subtotal Services revenues	395,697	428,665	457,398
Equipment revenues	29,796	26,569	29,669
Total Revenues	425,493	455,234	487,067

NOTE 24 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $428,280, $424,602 and $454,610 for the years ended December 31, 2021, 2020 and 2019, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2021	2020	2019
Employee benefit expenses and severance payments	Profit (loss)
Salaries, Social security expenses and benefits	(83,429)	(82,094)	(82,763)
Severance indemnities	(6,518)	(3,751)	(10,589)
Other employee expenses	(1,876)	(2,420)	(2,266)
	(91,823)	(88,265)	(95,618)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(28,512)	(28,413)	(31,973)
Fees for services	(20,360)	(21,215)	(22,437)
Directors and Supervisory Committee’s fees	(559)	(201)	(266)
	(49,431)	(49,829)	(54,676)
Taxes and fees with the Regulatory Authority
Turnover tax	(15,813)	(16,496)	(17,547)
Regulatory Entity Fees	(7,863)	(8,503)	(9,549)
Municipal taxes	(4,524)	(4,727)	(5,047)
Other taxes and fees	(4,543)	(5,021)	(5,636)
	(32,743)	(34,747)	(37,779)

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2021	2020	2019
Cost of equipment and handsets	Profit (loss)
Inventory balance at the beginning of the year	(6,001)	(7,079)	(9,073)
Plus:
Purchases	(19,754)	(17,711)	(21,529)
Others	1,356	1,986	1,434
Less:
Inventory balance at the end of the year	3,438	6,001	7,079
	(20,961)	(16,803)	(22,089)
Other operating expenses
Provisions	(7,896)	(4,533)	(2,643)
Rentals and internet capacity	(2,751)	(3,022)	(4,094)
Energy, water and other services	(6,991)	(8,181)	(10,087)
Other	(3,544)	(4,774)	(6,137)
	(21,182)	(20,510)	(22,961)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(108,382)	(99,185)	(96,535)
Amortization of intangible assets	(15,558)	(16,056)	(16,991)
Amortization of Rights of use assets	(10,330)	(8,860)	(7,149)
Impairment of fixed assets	(1,284)	(568)	(5,269)
	(135,554)	(124,669)	(125,944)

Operating expenses, disclosed per function are as follows:

	Operating	Administration	Commercializa-tion	Total	Total	Total
Concept	costs	costs	costs	12.31.2021	12.31.2020	12.31.2019
Employee benefit expenses and severance payments	(52,999)	(17,036)	(21,788)	(91,823)	(88,265)	(95,618)
Interconnection costs and other telecommunication charges	(15,262)	—	—	(15,262)	(16,987)	(15,453)
Fees for services, maintenance, materials and supplies	(26,465)	(8,000)	(14,966)	(49,431)	(49,829)	(54,676)
Taxes and fees with the Regulatory Authority	(32,271)	(231)	(241)	(32,743)	(34,747)	(37,779)
Commissions and advertising	(299)	(121)	(23,972)	(24,392)	(26,040)	(30,027)
Cost of equipment and handsets	(20,961)	—	—	(20,961)	(16,803)	(22,089)
Programming and content costs	(28,949)	—	—	(28,949)	(30,443)	(37,053)
Bad debt expenses	—	—	(7,983)	(7,983)	(16,309)	(13,010)
Other operating expenses	(9,818)	(2,080)	(9,284)	(21,182)	(20,510)	(22,961)
Depreciation, amortization and impairment of fixed assets	(107,717)	(13,933)	(13,904)	(135,554)	(124,669)	(125,944)
Total as of 12.31.2021	(294,741)	(41,401)	(92,138)	(428,280)	—	—
Total as of 12.31.2020	(287,980)	(37,020)	(99,602)	—	(424,602)	—
Total as of 12.31.2019	(310,528)	(39,843)	(104,239)	—	—	(454,610)

Operating leases

Future minimum lease payments of non-cancellable operating lease agreements of Telecom and its subsidiaries as of December 31, 2021, 2020 and 2019 in current currency on the transaction date are as follows:

	Less than 1		More than 5
	year	1‑5 years	years	Total
2019	436	142	—	578
2020	341	148	—	489
2021	894	272	65	1,231

Further information is provided in Note 3.j) to these consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 25 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2021	2020	2019

	Profit (loss)
Interests on financial debt (*)	(15,941)	(21,687)	(22,080)
Foreign currency exchange effect on financial debts (**)	46,793	(10,395)	(12,149)
Financial debt renegotiation results	(2,152)	(5,198)	—
Total Debt financial expenses	28,700	(37,280)	(34,229)
Gains (losses) on operations with notes and bonds (***)	1,420	1,411	(5,353)
Other exchange differences	6,947	7,452	14,998
Other interests, net and other investments results	(1,638)	(1,097)	3,175
Other taxes and bank expenses	(4,278)	(4,121)	(4,468)
Financial expenses on pension benefits	(225)	(356)	(275)
Financial discounts on assets, debts and others	(2,440)	(1,090)	(408)
RECPAM	17,163	8,450	15,615
Total other financial results, net	16,949	10,649	23,284
Total financial results, net	45,649	(26,631)	(10,945)

(*)   Includes ($378), ($443) and $124 corresponding to net (loss) gains generated by DFI in the years ended December 31, 2021, 2020 and 2019, respectively.

(**)  Includes ($1,831), ( $2,299) and $1,467 corresponding to net (loss) gains generated by DFI in the years ended December 31, 2021, 2020 and 2019, respectively.

(***) Includes $110 and $1,005 corresponding to the result related to the decrease in financial assets at amortized cost in the year ended December 31, 2021 and 2020.

NOTE 26 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom and its subsidiaries are exposed to the following financial risks in the ordinary course of its business operations:

●	Market risk: stemming from change in exchange rates, market prices and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
●	Credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart regarding the operations of Telecom;
●	Liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

●	The definition of guidelines for directing operations;
●	The activity of the Board of Directors and Management which monitors the level of exposure to mentioned risks consistently with prefixed general objectives;
●	The identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
●	The monitoring of the results achieved.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom are described below.

Market risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates.

TELECOM ARGENTINA S.A.

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

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2021 and 2020, are the following:

	2021	2020
	In equivalent millions of Argentine pesos
Assets	19,969	31,160
Liabilities	(233,985)	(311,361)
Liabilities Net	(214,016)	(280,201)

In order to reduce this net position in foreign currency Telecom has DFI as of December 31, 2021 amounting to US$89 million, therefore, the net liability not hedged amounts to US$1,994 million as of that date.

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2021, which is a not hedged net liability position in foreign currency of US$1,994 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $40,964 of the consolidated financial position in foreign currency.

Interest rate risk – Sensitivity analysis

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in Argentine pesos accruing interest at rates that are reset at maturity, notes and other financial entities' loans denominated in Argentine pesos, U.S. dollar,RMB and Guaraníes that bear interest at fixed and variable rates. For further information, see Note 13 to these consolidated financial statements.

The Company has financial debts at variable rate, which amounts approximately to $104,919 as of December 31, 2021. In order to reduce the effect of changes in interest rates, Telecom has DFI that amounts to $11,299 as of December 31, 2021, that convert variable rates into fixed rates. Therefore, the net financial debt not hedged amounts to $93,620 as of December 31, 2021. Management believes that any variation of 100 bps in the agreed interest rates would result in $936 gain / loss.

Price Risk – Sensitivity Analysis

Telecom’s and its subsidiaries' investments in financial assets at fair value through profit or loss are susceptible to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

As of December 31, 2021, the total value of investments with changes in fair value recognized in net income amounted to $10,786.

Management estimates that any 10% variation in the market price would result in $1,079 gain / loss.

TELECOM ARGENTINA S.A.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in financial instruments may differ significantly from this estimate.

Credit risk

Credit risk represents Telecom's exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors that could affect to our debtors.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom's maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

	Cash and cash		Trade	Other
Date due	equivalents	Investments	receivables, net	receivables, net	Total
Total due	—	—	12,578	26	12,604
Total not due	19,849	10,786	10,048	2,847	43,530
Total as of December 31, 2021	19,849	10,786	22,626	2,873	56,134

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $12,578 as of December 31, 2021 ($14,576 as of December 31, 2020).

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

Telecom serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom's account receivables are not subject to significant concentration of credit risk.

Liquidity risk

Liquidity risk represents the risk that Telecom and its subsidiaries have no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

TELECOM ARGENTINA S.A.

Telecom and its subsidiaries' working capital breakdown and their main variations are disclosed below:

	2021	2020	Variation
Trade receivables	22,554	28,612	(6,058)
Other receivables (not considering financial DFI)	6,931	8,323	(1,392)
Inventories	3,115	5,618	(2,503)
Current liabilities (not considering financial debt)	(100,714)	(97,279)	(3,435)
Operative working capital	(68,114)	(54,726)	(13,388)
Over revenues	16%	12%

Cash and cash equivalents	19,849	27,965	(8,116)
Financial DFI	—	3	(3)
Other receivables	1,915	2,071	(156)
Investments	10,786	7,804	2,982
Current financial debt	(64,869)	(62,795)	(2,074)
Net Current financial (liability) asset	(32,319)	(24,952)	(7,367)

Negative operating working capital (current assets - current liabilities)	(100,433)	(79,678)	(20,755)
Liquidity rate	0.4	0.5

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to $100,433 as of December 31, 2021 (increasing $20,755 vs. December 31, 2020).

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

Telecom maintains a liquidity policy that includes cash through its normal course of business. Telecom and its subsidiaries have consolidated cash and cash equivalents amounting to $19,849 (equivalent to US$193 million) as of December 31, 2021 (as of December 31, 2020 amounted to US$220 million).

During years ended December 31, 2021 and 2020, Telecom continued obtaining funds from the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. For further information on bank loans agreements, bank loans payments and bank loans restructured, see Note 13 to these consolidated financial statements.

TELECOM ARGENTINA S.A.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Trade	Financial	Leases	Other
Maturity Date	payables	Debt	liabilities	liabilities	Total
Due	2,717	—	—	—	2,717
January 2022 thru December 2022	46,519	68,437	6,724	123	121,803
January 2023 thru December 2023	900	58,941	4,009	2	63,852
January 2024 thru December 2024	166	58,489	3,036	—	61,691
January 2025 and thereafter	35	128,108	6,958	—	135,101
	50,337	313,975	20,727	125	385,164

Capital management

The primary objective of Telecom's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

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

NOTE 27 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)  Controlling Company

On January 1, 2018, Cablevisión was merged with and into Telecom Argentina (surviving entity), which was approved by the CNV (and registered in the IGJ under No. 16,345, Book 91, Tome “Corporations”). Since such date, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

As informed in the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders´ Agreement.

Shareholders’ Agreement: Fintech - CVH

On July 7, 2017 CVH, VLG, Fintech Media LLC (merged to date with Fintech), Fintech Advisory Inc., GC Dominio S.A. (all of them direct or indirect shareholders of Cablevisión S.A.) and Fintech (direct or indirect shareholder of Telecom Argentina) entered into a shareholders’ agreement that governs the exercise of their rights as shareholders of the Company. The Shareholders´ Agreement establishes basically:

●	the representation in the corporate bodies, provided that subject to the fulfillment of certain conditions and as long as CVH holds a certain percentage of Telecom Shares, CVH shall be entitled to designate the majority of the directors, members of the Executive Committee, Audit Committee, Supervisory Committee, CEO and any other Key Employee (other than the CFO and the Internal Auditor). CVH shall also be entitled to nominate the Chairman of the Board of Directors and Fintech to nominate de Vice chairman of the Board of Directors.

TELECOM ARGENTINA S.A.

●	a scheme of supermajorities and required votes for the approval by the Shareholders´ Meetings or Board of Directors´ Meetings, respectively, of certain matters such as: i) the approval of the Business Plan and the Annual Budget of Telecom Argentina; ii) amendments of the bylaws, iii) changes in Independent Auditors, iv) the creation of committees of the Board of Directors, v) hiring of Key Employees as defined in the Shareholders´ Agreement (Key employees will be proposed by CVH, except for the CFO and the internal auditor); vi) merger of Telecom or any other controlled entity, vii) acquisitions of certain assets, viii) sale of certain assets, ix) capital increases; x) incurrence of indebtedness over certain limits, xi) capital investments not contemplated in the Business Plan and the Annual Budget above certain amounts; xii) related party transactions, xiii) contracts that may impose restrictions to the distribution of dividends; xiv) new lines of business or discontinuing existing lines of business; xv) contracting for significant amounts not contemplated in the Business Plan and the Annual Budget, among others.

Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the "Trust Agreement") was regularized, under which Fintech and VLG S.A.U. (i) each contributed with 235,177,350 shares of Telecom in a voting trust (the "Voting Trust") which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case will be voted by the co-trustee of Fintech in accordance with the vote of Fintech or following the instructions of Fintech.

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

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH, and took the position that the price per PTO Share should be US$4.8658 payable in Argentine pesos at the foreign exchange rate in effect on the business day immediately prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and initiated the legal proceeding "Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares" (File. No. 7998/18) in the Federal Civil and Commercial Court No. 3. On November 1, 2018, the Federal Civil and Commercial Court No. 3 confirmed a preliminary injunction obtained by CVH and ordered the CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO promoted by CVH on June 21, 2018.

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

TELECOM ARGENTINA S.A.

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

On February 17, 2022 the Supreme Court of Justice dismissed the direct appeal filed by the CNV, not admitting the extraordinary appeal filed by the CNV against the resolution rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters.

b)  Related Parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)  Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	As of December 31,
Trade receivables	2021	2020
Ver TV	1	3
	1	3
Other receivables
La Capital Cable	222	159
TSMA	—	4
Ver TV	2	15
	224	178
CURRENT LIABILITIES
Other liabilities
Televisora Privada del Oeste S.A.	—	5
	—	5

TELECOM ARGENTINA S.A.

●	Related parties

CURRENT ASSETS	As of December 31,
Trade receivables	2021	2020
Other Related parties	181	246
	181	246
Other receivables
Other related parties	4	48
	4	48
CURRENT LIABILITIES
Trade payables
Other Related parties	1,211	1,378
	1,211	1,378

d)  Transactions with Companies under section 33 - Law No. 19,550 and related parties

·      Companies under section 33 - Law No. 19,550– Associates

	Transaction	Years ended December 31,
		2021	2020	2019

		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	46	66	103
Ver TV	Services revenues	6	2	—
		52	68	103
		Operating costs
La Capital Cable	Fees for services	(90)	(80)	(80)
		(90)	(80)	(80)
		Financial results
Ver TV	Interests	—	50	—
La Capital Cable	Interests	—	23	—
		—	73	—

●	Related Parties

	Transaction	Years ended December 31,
		2021	2020	2019

		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	317	320	340
		317	320	340
		Operating costs
Other Related parties	Programming costs	(4,227)	(4,797)	(5,011)
Other Related parties	Editing and distribution of magazines	(852)	(1,134)	(1,428)
Other Related parties	Advisory services	(529)	(726)	(690)
Other Related parties	Advertising purchases	(558)	(747)	(960)
Other Related parties	Other purchases and commissions	(193)	(231)	(177)
		(6,359)	(7,635)	(8,266)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom's transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

e)  Key Managers

Compensation for Directors for technical-administrative functions and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom Argentina for the years ended December 31, 2021, 2020 and 2019 amounted to $1,184, $1,454 and $800, respectively (in current currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2021, an amount of $352 remained unpaid.

Telecom Argentina has recorded a provision of $418, $86 and $110 for the fees of its Board of Directors’ members for the year ended December 31, 2021, 2020 and 2019, respectively (in current currency of the transaction date).

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

Afterwards, General Extraordinary Shareholders' Meeting and Class "A" and Class "D" Shares Special Shareholders' Meetings held on December 11, 2020 approved the amendment of section 10 of the Company´s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of 5 calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of 1 day, and to establish new notification procedures to calls for such Meetings.

On April 14, 2021, the Company was notified by the IGJ of the registration of both Bylaws’ amendments.

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

NOTE 29 – IMPACT OF CORONAVIRUS IN TELECOM

Since the beginning of 2020 and given the extent of the Covid-19 spread, several governments in the world have implemented diverse measures to restrict the movement of the population and to content the spread of the virus.

In Argentina, the National Government ordered the Mandatory and Preventive Social Isolation from March 20, 2020, which only allowed the movement of individuals involved in the provision/production of essential services and products, among them, the provision of telecommunication services.

On November 9, 2020, the National Government ordered the Mandatory and Preventive Social Distancing, in which the provision of telecommunication services remained considered as “essential”.

During 2021, the Argentine government continued adopting several measures to address the adverse effects of the COVID-19 pandemic and to prevent the spread of the virus. By the end of 2020, Argentina launched a nation-wide vaccination plan supervised by national and provincial authorities aimed at immunizing Argentina’s population. During the first quarter of 2021 the national vaccination plan aimed at immunizing the elder population, as well as health care and education personnel. During the second and third quarter of 2021, the national vaccination plan extended its scope of application to the remaining adult population. Since October 2021, the vaccination plan extended its target population to children over 3 years of age, prioritizing those with pre-existing comorbidities.

TELECOM ARGENTINA S.A.

Aiming at increasing the population’s immunity to new COVID-19 variants continue to spread around the world (such as Delta and Omicron, among others), the Argentine government began vaccinating with a third booster shot to people that have received two doses of the vaccine. Like the rest of the world, Argentina does not escape the exponential rise in infections that, since the end of 2021 and early 2022, has been strongly affecting all age groups.

During 2021, together with the progress of the vaccination schedule, the Argentine government took several measures in response to how the situation concerning COVID-19 evolved, both during the Covid-19 new outbreak stages and during the slowdown stages of the spread of the virus. The measures implemented by the Argentine government did not directly affect our operations because telecommunication services were, and are still, deemed essential.

Telecom provides valuable services to society, by connecting people, homes, companies and governments remain connected. The services rendered by the Company also allow small, medium and large companies to remain in business, and therefore contribute to sustain our country’s economy. Moreover, since the beginning of the COVID-19 outbreak our services have allowed people to stay connected and entertained, as well as to work from home and remain informed.

✓External initiatives implemented by Telecom related to the health emergency

The COVID-19 pandemic has driven joint actions by domestic companies that gave essential support to face the health emergency.

Telecom, as part of its permanent commitment to its community in response to the COVID-19 emergency, has implemented diverse initiatives with great social value, among which stand out the connectivity for field hospitals and the discount in the service for sanitary and educational platforms, which are still in force today, in addition to benefits to enable customers to take further advantage of connection possibilities and access to valuable information and educational and entertainment content.

✓Internal initiatives implemented by Telecom related to the health emergency

On the other hand, the Company implemented a series of initiatives to ensure the continuity of its operations, safeguarding the health and the wellness of all the employees and of those that are part of the value chain. Among these initiatives stand out the creation of a Crisis Committee or the implementation of home office for more than 70% of its employees and the infrastructure works reinforcement, which provided networks with the capacity required to continue operating without any inconvenience.

With the evolution of the pandemic, the Company implemented a new hybrid working modality for all the personnel whose position allows them to work remotely, with experience centers for face-to-face meetings under health and care protocols; in combination with remote work.

For those tasks that cannot be performed remotely, it continues to be reinforced the cleaning and disinfection at working places and environments including the vans used for providing technical support, and provision of hand washing and sanitizing methods and the distribution of personal care kits in accordance with the protocol established by the Superintendence of Labor Risks.

Additionally, among other measures, we expanded the capacity for international outgoing Internet traffic by 40% and we entered into agreements to enhance the links with international suppliers and IP networks; we early executed in public thoroughfare of infrastructure works on residential fixed data networks, strengthening of data centers and hubs and increase of the capacity of Flow's content distribution network; and we expanded the capacity of the mobile network in certain smaller cities in the provinces where there is only one network, and the continuation of preventive maintenance tasks in all the networks.

Furthermore, since the beginning of this health situation, the Company launched a campaign promoting all the digital communication channels and encouraging customers to request support through those channels and several initiatives were developed through the corporate program “Nos Acompañamos” (We Are in Company) intended for all Company employees, for the purpose of taking care of psychological, biological and social wellness, and focused on the work-life balance.

TELECOM ARGENTINA S.A.

✓Main Accounting Impacts

As of the date of these consolidated financial statements, the Company has not experienced any significant impacts on its results as a consequence of the pandemic. Despite the several difficulties that caused a slowdown or complexities in our operations; such as the increased Internet data traffic, the increase in mobile voice service, the decrease in the collection of service fees, at the beginning of the mandatory isolation or the inconveniences to make repairs and installations inside our customers’ homes; among others, the operations are still in place and are expected to continue in spite of the difficulties.

In accordance with IAS 36, the Company’s Management has assessed during 2021if there were indicators of impairment of the recoverable value of its fixed assets. Even though the pandemic could have a significant impact in the economic activity in Argentina, what could be an impairment trigger, according to mentioned assessment, no negative impacts have been identified in the capacity of generation of future cash flows of the Company as a consequence of the pandemic, as the volume of operations is expected to remain stable.

-	Liquidity Risk

The implementation of measures aimed at reducing the circulation of people initially included the closure of in-person collection channels, thus affecting the collections of the Company as from March 20, 2020. This situation gradually evolved during the second quarter of 2020 with the strengthening of the digital channels, the reopening of the in-person collection channels, and the different debt collection actions conducted by the Company that allowed the recovery of doubtful receivables. Therefore, this situation does not represent a liquidity risk.

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

NOTE 30 – SUBSEQUENT EVENTS TO DECEMBER 31, 2021

1)Loans for purchase of equipment

Export Development Canada (EDC)

On January 3, 2022, the Company submitted a proposal for an export credit line for a total amount of up to US$23.4 million to the following entities: (i) JPMorgan Chase Bank, N.A., as initial lender, residual risk guarantor and agent of the facility, (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch as an onshore custody agent, and (iii) JPMorgan Chase Bank, N.A. and EDC as lead co-organizers, which was accepted on the same date.

The line of credit is guaranteed by EDC, the official export credit agency of Canada.

TELECOM ARGENTINA S.A.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, up to 50% of the value of certain national goods and services and the total payment of the EDC surplus equivalent to 14.41% of the total amount committed by the lenders under the line of credit.

As of the date of these consolidated financial statements, the Company has not received any disbursement related to the aforementioned credit line.

2)Offers for Irrevocable Call Option on the minority Shares of Open Pass S.A.

On December 29, 2021, the subsidiary Micro Sistemas received from two shareholders of Open Pass S.A. (a company that provides IT services related to software development and maintenance, with which Micro Sistemas has a contract for the use and development of the electronic wallet platform) offers for irrevocable call options for a total of 6,999,580 of the shares (representing 15% of total Open Pass S.A. capital stock). On January 4, 2022 Micro Sistemas accepted the offers by paying    US$700,000 as consideration for the granting of said purchase options.

The call options could be exercised by Micro Sistemas, at its sole discretion, during a period of twelve (12) months from the date of acceptance.

The call options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein. If the options are exercised, the price to be paid for the shares has been determined at US $7,500,000.

3)Cash dividends collected from associates

During January 2022 cash dividends were collected form Ver TV and TSMA in an amount of $131.4 ($130.8 directly and $0.6 indirectly through the subsidiary Inter Radios).

4) Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

✓	Series 12 Notes

Issuance date: March 9, 2022.

Amount involved: U$S22,7 million payables in argentine pesos at the applicable exchange rate (equivalent to $2,458 million pesos at the issuance date).

Maturity Date: March 9, 2027.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 1.00%. The last interest payment date will be on maturity date.

✓	Series 13 Notes

Issuance date: March 9, 2022.

Amount involved: $2,347,500,000.

Maturity Date: September 9, 2023.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable in a quarterly basis from its issuance date until its maturity date at a variable annual rate (Badlar plus spread of 1.5%). The last interest payment date will be on maturity date.

5)	Banco Santander Río Loan

On March 9, 2022, the Company entered into a loan agreement with Santander Río Bank S.A. for a total amount of P$3,500, maturing on March 9, 2023 and bearing interest at a fixed rate of 44.50%. The principal amount will be fully amortized in a single installment on the maturity date.

TELECOM ARGENTINA S.A.

Carlos Moltini
Chairman of the Board of Directors