Form 20-F
period 2022-12-31
TELECOM ARGENTINA SA
filed 2023-03-20
CIK 932470

As filed with the Securities and Exchange Commission on March 20, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

Gabriel Blasi (Tel: 54-11-4968-4019, E-mail: GBlasi@teco.com.ar, General Hornos 690, (C1272ACK), Buenos Aires, Argentina)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing 5 Class B Shares	TEO	New York Stock Exchange
Class B Shares, nominal value P$1.00 per share	TECO2	New York Stock Exchange*
*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Class A Shares, nominal value P$1.00 each	683,856,600
Class B Shares, nominal value P$1.00 each	628,058,019
Class C Shares, nominal value P$1.00 each	106,734
Class D Shares, nominal value P$1.00 each	841,666,658

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

☐ Yes ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2022. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, Internet services and cable television services.

The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. The term “Cablevisión” refers to Cablevisión S.A., together with its consolidated subsidiaries. The term “Merger” refers to the merger between Telecom and Cablevisión, effective as of January 1, 2018, through which Cablevisión was merged with and into Telecom Argentina, with Telecom Argentina being the surviving entity. As of December 31, 2022, Telecom Argentina’s subsidiaries were Núcleo S.A.E. and its subsidiaries Personal Envíos S.A. and Tuves Paraguay S.A., PEM S.A.U., Cable Imagen S.R.L., Televisión Dirigida S.A., Adesol S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Telecom Argentina USA Inc., Micro Sistemas S.A.U., Personal Smarthome S.A.  and its subsidiary Personal Smart Security S.A.U., Opalker S.A. and Negocios y Servicios S.A.U. For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report. The Company has no significant subsidiaries.

Our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-97 of this Annual Report.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 9, 2023 and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2022 (“current currency”). See “Item 3—Key Information— Risk Factors—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios”, “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.d) to our Consolidated Financial Statements.

Telecom maintains its accounting records and prepares its financial statements in Argentine Pesos, which is its functional currency, except for Núcleo S.A.E. and other subsidiaries in Paraguay, which use Guaraníes as their functional currency, Telecom Argentina USA Inc. and Opalker S.A., which use U.S. dollars as its functional currency and Adesol S.A. and other subsidiaries incorporated under the laws of Uruguay, which use Uruguayan Pesos as their functional currency. Our Consolidated Financial Statements include the results of these subsidiaries converted into Argentine Pesos.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$177.16 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 30, 2022. On March 13, 2023, the exchange rate was P$201.86 = US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”, and “Item 5— Operating and Financial Review and Prospects— Factors Affecting Results of Operations — Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies”.

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

This Annual Report contains certain forward-looking statements and information relating to Telecom that are based on current views, expectations, estimates and projections of our Management and information currently available to Telecom. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects” under the caption “Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about Telecom’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and any other statement contained in this Annual Report that is not a historical fact. When used in this Annual Report, the terms “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

●	our ability to successfully implement our business strategy and to achieve synergies;
●	our ability to introduce new products and services that enable business growth;
●	our ability to service our debt and fund our working capital requirements;
●	uncertainties relating to political and economic conditions in Argentina, Paraguay, United States and Uruguay;
●	the impact of political and economic developments on demand for securities of Argentine companies;
●	inflation, the devaluation of the Argentine Peso, the Guaraní and the Uruguayan Peso and exchange rate risks in Argentina, Paraguay and Uruguay;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

●	restrictions on the ability to exchange Argentine Pesos, Guaraníes or Uruguayan Pesos into foreign currencies and transfer funds abroad;
●	the impact of additional currency and exchange measures or restrictions on our ability to access the international capital markets and our ability to repay our dollar-denominated indebtedness;
●	the creditworthiness of our actual or potential customers;
●	nationalization, expropriation and/or increased government intervention in companies;
●	technological changes;
●	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on our suppliers;
●	the effects of increased competition;
●	reliance on content produced by third parties;
●	increasing cost of our supplies;
●	inability to finance on reasonable terms capital expenditures required to remain competitive;
●	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;
●	our capacity to compete and develop our business in the future;
●	the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and
●	the effects of a pandemic or epidemic and any measures and policies adopted by governments to combat its effects, including mandatory lockdowns and other restrictions.

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

ANSES —FGS: The Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino managed by ANSES.

ARPU (Average Revenue per User): The average monthly revenue per user of our mobile and fixed telephony, Internet and cable television services, calculated by dividing total revenue (including revenue earned from cable and Internet subscription fees, mobile telephony subscription fees, cable premium services, pay-per-view fees and additional outlets but excluding mainly equipment, out collect (wholesale) roaming, cell site rental and activation fee revenue) by weighted-average number of subscribers of each service during the relevant measurement period.

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Broadband: Services characterized by a transmission speed of two Mbps or more. These services include interactive services such as video telephone/video conferencing (both point-to-point and multipoint); video monitoring; interconnection of local networks; file transfer; high-speed fax; e-mail for moving images or mixed documents; Broadband videotext; video on demand and retrieval of sound programs or fixed and moving images.

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

Cellular: A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a Cell so that the frequencies in use can be reused without interference for other parts of the network.

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

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CONATEL: National Communications Commission of Paraguay.

COSO: Committee of Sponsoring Organizations of the Treadway Commission.

CPI: Consumer Price Index.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Customer / Subscriber / Access: A customer of any of the services we provide. A single subscriber may contract for multiple services, and we believe that it is more useful to count the number of accesses a subscriber has contracted for, than to merely count the number of our subscribers. For example, a subscriber that has fixed line telephony service and Broadband service is counted as two subscribers rather than as one subscriber.

CVH: Cablevisión Holding S.A.

D-AMPS (Digital-Advanced Mobile Phone Service): A digital version of AMPS (Advanced Mobile Phone Service), the original Analog standard for mobile telephone service in the United States.

DFI: Derivative financial instrument.

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

Fintech: Fintech Telecom LLC.

Fintech services: Financial technology services.

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

GCL: General Corporations Law.

GDP: Gross Domestic Product.

GPON: Gigabit-capable Passive Optical Network. A flexible optical fiber access network capable of supporting the bandwidth requirements of business and residential services. GPON systems are characterized, in general, by an optical line termination (“OLT”) system and an optical network unit (“ONU”) or optical network termination (“ONT”) with a passive optical distribution network interconnecting them. There is, in general, a one-to-many relationship between the OLT and the ONU/ONTs, respectively.

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

IFC: International Finance Corporation.

IFRS: International Financial Reporting Standards as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

IMF: International Monetary Fund.

INDEC (Instituto Nacional de Estadísticas y Censos): The Argentine National Statistics and Censuses Institute.

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

M2M: Machine to Machine, information exchange between two remote machines.

MBOU: Mb per user per month.

Merger: Merger between Telecom Argentina and Cablevisión, effective as of January 1, 2018.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Micro Sistemas/ Pem/ Cable Imagen/ AVC Continente Audiovisual/ Inter Radios/ Personal Smarthome/ Personal Smart Security/ NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., Personal Smart Security S.A.U., Negocios y Servicios S.A.U.

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

NPS: Net Promoter Score.

OTT (Over the Top): Over the Top applications or services are those services that bypass traditional network distribution approaches and run over, or on top of, internet networks. OTT refers, in general, to content from a third party that is delivered to an end-user over the internet that is not provided directly by end-user Internet Service Provider.

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

SCI (Secretaría de Comercio Interior): The Argentine Secretary of Internal Commerce, which was replaced by the Secretary of Commerce, depending on the Ministry of Economy of the Nation.

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

Telecom Argentina USA/ Núcleo/ Personal Envíos/ Tuves Paraguay/ Televisión Dirigida/ Adesol/ Opalker: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

WCDMA (Wideband Code-Division Multiple Access): An air interface technology used in 3G (Third-generation) mobile telecommunications networks.

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

Risks Relating to Argentina

●	Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.
●	Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.
●	Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.
●	The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.
●	Although Argentina’s economy grew during 2022 and 2021, it experienced contractions in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	Public health crises and measures that might be implemented by the Argentine government in response to them could have an adverse effect on our business operations.
●	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.
●	The Argentine banking system may be subject to instability which may affect our operations.
●	We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws and may be subject to compliance with economic and trade sanctions programs. Our failure to comply with these laws and programs could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Telecom and its operations

●	We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.
●	We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.
●	Our revenues may vary depending upon the condition of the Argentine economy.
●	The regulation of prices may adversely affect Telecom Argentina’s revenues.
●	Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.
●	The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and Internet businesses may suffer.
●	We may not be able to renew programming contracts on favorable terms.
●	We may not be able to renew some leases of the facilities for the installation of our fixed and mobile telephony, cable television and Internet systems.
●	Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.
●	Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.
●	Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.
●	We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.
●	The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.
●	Environmental risks and climate change, and climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
●	We and/or our administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for our administrators.
●	Operational risks could adversely affect our reputation and our profitability.
●	Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.
●	Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.
●	We may be adversely affected by changes in LIBOR reporting practices or the method in which LIBOR is determined or fluctuations in interest rates.
●	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Telecom Argentina’s Shares and ADSs

●	The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B Shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.
●	Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.
●	Changes in Argentine tax laws may adversely affect the tax treatment of our Shares and/or the ADSs.
●	Our shareholders may be subject to liability under Argentine law for certain votes of their securities.
●	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.
●	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.
●	Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.
●	Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
●	The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.
●	We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.
●	If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933 (“Securities Act”) registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.
●	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.
●	We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liability claims against us, our directors, officers and certain experts.
●	CVH, and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.
✓	Detailed Risk Factors

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. The Argentine economy has been volatile since 2011, with years of economic growth and others with recession. Several factors have impacted negatively the Argentine economy in the recent past, and may continue to impact it in the future, including among others, the COVID-19 pandemic, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures, trade and fiscal balances, government policy, the international context and the military conflict between Russia and Ukraine. See “Item 3—Key Information—Risk Factors—Although Argentina’s economy grew during 2022 and 2021, it experienced contractions in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations”.

Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.

Since we generate a substantial portion of our revenues in Argentine Pesos (functional currency of Telecom), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in Peso terms, our expenses and capital expenditures denominated in foreign currency. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. The value of the Peso compared to other foreign currencies is dependent, among other factors, on the level of international reserves maintained by the BCRA, which have also shown significant fluctuations in recent years. The Argentine macroeconomic environment, in which we operate, has been affected by the continued devaluation of the Peso, which in turn has and could continue to have a direct impact on our financial and economic position.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The value of the Peso has fluctuated significantly since 2011. In 2022, the Argentine Peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to Communication “A” 3500 of the BCRA, the Peso/dollar exchange rate stood at P$177.16 per US$1.00 as of December 31, 2022, evidencing a devaluation of the Peso of approximately 72.5% from its value of P$102.72 per dollar at December 31, 2021 (compared to 22.1% and 40.5% in the years ended December 31, 2021 and 2020, respectively). As a result of the Argentine Peso’s increased volatility, the Argentine government and the BCRA implemented several measures to stabilize its value, including, among others, stronger exchange regulations, an increase in short term interest rates and the sale of foreign currency reserves made by the BCRA. The continued devaluation of the Argentine Peso during the past years has had and continues to have a negative impact on the payment of foreign currency denominated debts by local private sector debtors to unrelated foreign entities, and has also led to an increase in inflation, which in turn has a direct impact on real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand, and adversely affected the Argentine government’s ability to honor its foreign debt commitments.

Higher restrictions to access the official FX markets were imposed during 2020, with a view to reducing the loss of international reserves generated by a greater demand of US dollars by individuals and companies. These restrictions have resulted in the creation of multiple reference exchange rates, such as the “blue chip swap” rate (contado con liquidación), dollar MEP, and soybean dollar (dólar soja), among others. Some of these rates are only available to certain markets participants, or in the activities in which the currency is held. In addition, dealing with certain of these reference rates might directly affect the access of the Company to the MULC. The requirements to access these different exchange rates, as well as the actual exchange rate of each option, vary significantly from one another. Pursuant to Communication “A” 7106 (as amended and supplemented from time to time), the BCRA established certain requirements to access the local exchange market for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and December 31, 2021 for principal amounts exceeding US$2,000,000 by the non-financial private sector and financial entities. Particularly, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign exchange market on or prior to March 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years. Pursuant to Communication “A” 7621, the BCRA requirements set forth by Communication “A” 7106 are also applicable to amortization payments of principal outstanding amounts in loans and securities scheduled until December 31, 2023. It is not possible to guarantee that the period covered by Communication “A” 7621 will not be extended or reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would require the Company to refinance its obligations, which in turn could have a negative impact on the Company, and in particular, in the Company’s ability to meet its debt obligations. See “—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs and “Item 10—Foreign Investment and Exchange Controls in Argentina—External financial indebtedness”.

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

Depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade payables and financial debt denominated in foreign currencies. As of December 31, 2022, approximately P$443,099 million of our liabilities were denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the Argentine Peso, by entering from time to time into certain DFI agreements and futures contracts in order to hedge some of its exposure to foreign currency fluctuations. However, Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso.

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

Since assuming office on December 10, 2019,  the current administration has announced a range of economic and policy reforms. As of the date of this Annual Report, the long-term impact of these measures and any future measures taken by the current administration on the Argentine economy remains uncertain.

In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services. Decree No. 690/20 has been subject to several legal proceedings challenging its constitutionality and, as of the date of this Annual Report, the federal judiciary has suspended its effects until September 8, 2023. For further information about Decree No. 690/20, its related regulation and the related legal proceedings, see “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy” and “Item 3—Risks Relating to Telecom and its operations— The regulation of prices may adversely affect Telecom Argentina’s revenues”.

On March 13, 2020, the Minister of Economy addressed a letter to the Paris Club members expressing Argentina’s decision to postpone until May 5, 2021 the US$2.1 billion payment originally due on May 5, 2020, in accordance with the terms of the settlement agreement the Republic had reached with the Paris Club members on May 29, 2014 (the “Paris Club 2014 Settlement Agreement”).

On June 22, 2021, the Minister of Economy announced that the Republic had obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. In October 2022, the Argentine government and the Paris Club agreed to reschedule 100% of the total amounts of principal and interest due by Argentina (estimated at US$1,972 billion) and reduce the applicable interest rates.

During the first quarter of 2022, the Argentine government reached a new agreement with the IMF in order to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a SBA, originally planned for the years 2021, 2022 and 2023. On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the IMF under the extended fund facility arrangement. On March 17, 2022, the Senate approved the agreement. On September 19, and December 2, 2022, the IMF staff and the Argentine authorities reached a staff-level agreement on the second and third reviews, respectively, under the extended fund facility arrangement. After that, on October 7 and December 22, 2022, the IMF Executive Board completed the second and third reviews, respectively, of the extended arrangement under the extended fund facility. We cannot assure the Argentine government will be successful in future negotiations with the IMF, which could affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, or the impact the result of such renegotiations will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy, as a whole and in the telecommunication sector in particular, remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy and the telecommunications industry, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

frequently, also as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

Further, presidential and federal congressional elections in Argentina will be held in October 2023, and their impact on the future economic and political environment is uncertain. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

We cannot assure that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.

Pursuant to IAS 29, Argentina has a hyperinflationary economy. Inflation has continuously increased since 2005. There can be no assurance that inflation rates will not be higher in the future. Furthermore, the INDEC has experienced periods of political interventionism that raised serious concerns about the reliability of the data published by that agency. Future political intervention in the INDEC could jeopardize the agency’s autonomy and therefore affect the reliability of the statistics it publishes.

In addition, various factors in the international economic and financial context, such as COVID-19 pandemic, the military conflict between Russia and Ukraine and the turbulence in international financial markets caused by rising inflation, particularly in the United States and Europe, had a negative impact on emerging economies such as Argentina. See “Item 3—Key Information—Risk Factors—Although Argentina’s economy grew during 2022 and 2021, it experienced contractions in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations”. For example, inflation in Argentina raised significantly during 2022. The National CPI variation was 94.8% in 2022, 50.9% in 2021 and 36.1% in 2020. Efforts made by the Argentine government to contain and reduce inflation have not achieved the desired results and inflation remains a significant problem for the Argentine economy. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected. For additional information, see Note 1.d) to our Consolidated Financial Statements.

Because the majority of our revenues are denominated in Pesos, any further increase in the inflation rate not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations (See also “Item 3-Key Information-Risk Factors-Risks Relating to Telecom and its operations—The regulation of prices may adversely affect Telecom Argentina’s revenues”). Further, higher inflation rates generally lead to a reduction in the purchasing power, thus increasing the likelihood of a lower level of demand for our fixed and mobile telecommunications, cable television and Internet services in Argentina.

The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.

In November 2008, Argentina nationalized its private pension and retirement system, and appointed ANSES as its administrator, which affected the access to financing in capital markets for publicly traded companies as well as the liquidity of their securities within the market. A significant portion of the public float of certain Argentine publicly traded companies is currently owned by the Argentine government through ANSES-FGS, including Telecom. See “Item 7—Major Shareholders and Related Party Transactions”. The Argentine government exercised in the past, and may exercise in the future, influence over corporate governance decisions of companies in which it owns shares by combining its ability to exercise its shareholder voting rights to designate board and supervisory committee members with its ability to dictate tax and regulatory matters.

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

Although Argentina’s economy grew during 2022 and 2021, it experienced contractions in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations.

The Argentine economy has experienced significant volatility in the past few years and recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency devaluation. Argentina’s economy grew during the last two years, but it has experienced a huge contraction during 2020 and the country’s economy remains unstable notwithstanding the efforts by the Argentine government to address inflation and the constraints on the country’s foreign exchange reserves and related pressure on the value of the Peso. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

Global financial instability, any further economic global downturn due to COVID-19 (see “Item 3—Key Information—Risk Factors—Public health crises and measures that might be implemented by the Argentine government in response to them could have an adverse effect on our business operations”), the international conflict between Russia and Ukraine or global economic conditions, any future increases in the interest of the United States and other developed countries and any other global economic events may impact the Argentine economy and prevent Argentina to be put back on track to growth or could aggravate the current recession with consequences in trade and fiscal balances and in the unemployment rate.  Although Argentina’s economy recovered during 2021 and 2022, Argentina’s economic growth was impacted by this deterioration of the global macroeconomic situation.

Argentina’s economy may be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military conflict are highly unpredictable, and the conflict has led to sanctions being levied by the United States, the European Union and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. The extent and duration of the military conflict, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report and may result in compliance and operational challenges for the Company. In particular, we maintain telecommunications agreements with certain international carriers that may deliver traffic between the Company’s networks, Russia and Ukraine, including potentially certain sanctioned territories within Ukraine. Although U.S. sanctions authorize the receipt or transmission of telecommunications with such sanctioned territories, to the extent that any activities involving those international carriers are outside the scope of such authorization, or sanctions relating to Russia and Ukraine are expanded, such activity may potentially result in regulatory or enforcement actions against the Company.

In addition to the severe social and market disruption at a global scale during 2020 caused by the COVID 19 outbreak, in recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. These slowdowns intensified during 2020. While the vast majority of economies recovered during 2022, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, Europe and China. Some of these monetary measures have negatively impacted financial markets during 2022. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Russia, Syria and North Korea. Moreover, political and social crises arose in several countries of Latin America during 2019, as the economy in much of the region has slowed down after almost a decade of sustained growth, among other factors. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China.

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

Public health crises and measures that might be implemented by the Argentine government in response to them could have an adverse effect on our business operations.

We are subject to risks related to public health crises, such as the COVID-19 pandemic, which had an adverse effect on our operating results mainly in 2020 and 2021. As a result, our business, financial condition and results of operations could be materially affected by a crisis, like the COVID-19 pandemic, that could significantly impact the way customers use and pay for our products and services, the way our employees provide services to our customers, and the ways that our partners and suppliers provide products and services to us. For example, in response to the COVID-19 pandemic, there were public and private sector policies and initiatives to reduce the transmission of COVID-19, including the initiatives we took to promote the health and safety of our employees and provide critical infrastructure and connectivity to our customers,all of which occurred in the context of a related global slowdown in economic activity. In addition, such a crisis could significantly increase the probability or consequences of the risks our business faces in ordinary circumstances, such as risks associated with our supplier and vendor relationships, risks of an economic slowdown, regulatory risks, and the costs and availability of financing.

Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.

Argentina has experienced financial distress since its default on certain debt payments in 2001, 2014 and 2020. During 2020, the Argentine government entered into negotiations with its creditors to restore the sustainability of its external public debt. By August of that year, the Argentine government restructured approximately US$66.5 billion of its U.S. Dollar-denominated global bonds.

On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions relating to an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government reached a staff-level agreement on the economic and financial policies to be supported by a 30-month extended fund facility arrangement (the “EFF Agreement”), which was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022, and enacted by Decree No. 130/22. Subsequently, the executive board of the IMF approved the EFF Agreement for an amount equivalent to US$44 billion, including an immediate disbursement of US$9.6 billion. On September 19, 2022, IMF staff and the Argentine authorities reached a staff-level agreement on an updated macroeconomic framework and associated policies needed to complete the second review under Argentina’s 30-month EEF Agreement. On October 17, 2022, the IMF Executive Board approved the EEF Agreement, enabling disbursements of an amount of up to US$3.9 billion.

On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club, which is an addendum to the Paris Club 2014 Settlement Agreement. This new agreement recognizes a principal amount of US$1.971 billion, extending the repayment period to thirteen semi-annual installments, starting in December 2022 to be repaid in full in September 2028. As part of the agreement, the interest rate applicable to the first three installments was reduced from 9% to 3.9%, with subsequent gradual increases to 4.5%. The

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

payment profile implies semi-annual payments averaging US$170 million (principal and interest included). Over the next two years, Argentina will repay 40% of the principal amount outstanding.

We cannot assure you that the EFF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. In addition, the long-term impact of these measures and any future measures taken by the current government on the Argentine economy remains uncertain.

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2022, international markets remain cautious about Argentina’s debt sustainability and, as a result, country risk indicators remain high. There can be no assurance that Argentina’s credit ratings will remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

Without renewed access to financial markets, the Argentine government may not have the financial resources to implement reforms and drive growth. Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of P$8,263 million as of December 31, 2022. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

The Argentine banking system may be subject to instability which may affect our operations.

In recent years, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. Such recovery has been severely impacted by the COVID-19 pandemic. In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2022, nominal private deposits in Pesos increased 96.5% year-over-year (fueled by the growth of nominal time deposits with a 123.8% increase). During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of 11.8%. In 2022, private deposits in U.S. dollars increased by 3.64%.

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

The persistence of the current economic crisis or the instability of one or more of the larger banks, public or private, could have a material adverse effect on the prospects for economic growth and political stability in Argentina, resulting in a loss of consumer confidence, lower disposable income and fewer financing alternatives for consumers. These conditions would have a material adverse effect on us by resulting in lower usage of our services, lower sales of devices and the possibility of a higher level of uncollectible accounts or an increase in the credit risk of the counterparties regarding the Company investments in local financial institutions. In addition, exchange controls and restrictions on transfers abroad and capital inflows limit the availability of international credit.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws and may be subject to compliance with economic and trade sanctions programs. Our failure to comply with these laws and programs could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.

The United States Foreign Corrupt Practices Act of 1977, the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria) and other applicable anti-corruption laws prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability of corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, managers, employees, or representatives. Relatedly, we may be subject to compliance with economic and trade sanctions programs, including certain of which that are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with certain territories, governments, organizations, and individuals. Although these programs differ from one sanctions regime to another, to be subject to sanctions compliance requirements, such activities generally need to occur within the jurisdiction of the sanctioning authority. Failure to comply with any anti-corruption, anti-bribery or anti-money laundering laws or economic and trade sanctions programs could subject us to legal and reputational consequences, including civil and criminal penalties.

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

Our subsidiary Micro Sistemas is subject to Argentine anti-money laundering laws and administrative regulations that conform, in particular, to the international standards established by the Financial Action Task Force (FATF-GAFI) (the “Anti-Money Laundering Laws”) that prohibit, among other things, their involvement in receiving and/or transferring the proceeds of criminal activities and impose obligations to identify the users and beneficial ownership and request certain information and documentation that, in certain circumstances, must be shared with regulators or government institutions. See “Item 4—Information on the Company—Regulatory Authorities and Framework”. Failure to comply with Anti-Money Laundering Laws could result in significant administrative and/or criminal sanctions as provided in such regulation.

We believe that our past and present activities are in compliance with applicable anti-corruption, anti-bribery and anti-money laundering laws and economic and trade sanctions programs. However, such laws and programs are complex and subject to significant discretion by the relevant authorities. As a result, we cannot provide any guarantees that our activities will not be challenged in the future, which could have a material adverse effect on our results of operations. If we or individuals or entities that are or were related to us are found to be liable for violations of applicable anti-corruption, anti-bribery or anti-money laundering laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others) or economic and trade sanctions programs, we or other individuals or entities could face civil and criminal penalties or other sanctions, which in turn could have a material adverse impact on our reputation, business, financial condition and results of operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

After the deregulation of Argentina’s telecommunications and media industries, the Broadcasting Law, No. 26,522, the LAD and their implementing regulations have been amended on a number of occasions, modifying requirements to hold or transfer broadcasting licenses.

In March 2020, in response to the COVID-19 outbreak, the Argentine government introduced emergency measures in the telecommunications sector in order to alleviate the financial burden of the pandemic on individuals and companies. Decree No. 311/20 issued by PEN on March 24, 2020 determined that services related to fixed and mobile telephony, Internet and cable TV would not be interrupted for defaults in payment by a certain group of customers defined therein. In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services. See “Item 3—Key Information—Risk Factors——Risks Relating to Telecom and its operations— The regulation of prices may adversely affect Telecom Argentina’s revenues”.

We can offer no assurances that we will not be subject to similar regulations in the future, which could force us to modify the prices of subscription services and have a material adverse effect on our revenues. The regulatory authorities have imposed increasing burdens and new regulations on companies that could increase the penalties they can impose for breaches of the regulatory framework.

Moreover, in certain municipalities, regulations have been adopted requiring us to upgrade and/or modify our cable television systems. We will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities if we have sufficient cash flow and financing is available at commercially attractive rates. Although currently applicable local ordinances provide that certain penalties may be imposed, including the suspension of the right to use the air space, municipalities have generally not imposed penalties on non-compliant cable systems operators. As of the date of this Annual Report, no fines have been imposed to us in relation to this matter.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Additionally, SCI Resolution No. 50/10 approved certain rules governing pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), requiring cable television operators to adjust such amount semi-annually and inform the result of such adjustment to that Office. The Company challenged Resolution No. 50/10 and requested the suspension of its effects and its nullity.

The Federal Court of Appeals of the City of Mar del Plata on August 1, 2011 in the case “La Capital Cable S.A. v.c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC, among which we are included. The injunction was notified to the SCI and the Ministry of Economy on September 12, 2011 and became fully effective. PEN filed an appeal against the decision issued by the Court of Appeals of Mar del Plata. Such appeal was dismissed, for which the PEN filed a direct appeal before the Supreme Court, which was also dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014 certain resolutions were adopted based on Resolution No. 50/10 regulating the prices that Cablevisión was to charge for such months to its customers. These resolutions were challenged and suspended. However, each Resolution had a term of three to six months, the last one expiring in October 2014.

In September 2014, a decision was rendered in a case brought by the Municipality of Berazategui against Cablevisión ordering the submission of all cases related to these resolutions to the jurisdiction of the Federal Courts of Mar del Plata, which had issued the decision on the class action in favor of ATVC.

In April 2019, La Capital Cable S.A. was notified of the resolution issued by the Federal Court of First Instance No. 2 of Mar del Plata declaring the unconstitutionality of certain articles of a law in which SCI had found the legal basis for the issuance of Resolution No. 50/10 and the successive resolutions. The declaration of unconstitutionality implied that these resolutions are not applicable to the companies grouped by ATVC, including Telecom. However, the PEN filed an appeal against these resolutions.

On December 26, 2019, the Federal Court of Appeals of Mar del Plata rejected the grievances of the Argentine government and upheld the ruling issued by the Court of Mar del Plata that declared the unconstitutionality of the articles of the law on which the PEN relied to issue Resolution No. 50/10 and subsequent resolutions. The National Government and ENACOM filed extraordinary appeals, which were granted during 2021, but are still pending approval from the Supreme Court of Justice.

The Company’s Management, with the assistance of its legal advisors, is analyzing the potential impact related to this new appeal and considers that it has strong arguments for its defense. However, an adverse outcome in the aforementioned cases, which we cannot exclude, would have a negative effect on our results of operations and financial condition.

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

We compete with other cable television operators that have built networks in the areas in which we operate, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of Basic Telephone Services and cooperative entities providing utility services and also with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks and their local affiliates and one state-owned national public television network. We expect competition to increase in the future due to a number of factors, including the development of new technologies.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Revenues generated by our fixed and mobile telephony, cable television and Internet operations have in the past been impacted by Argentina’s unstable macroeconomic environment and have been dependent on the general economic conditions in Argentina. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on our revenues and a material adverse effect on our results of operations. Historically, for example, increases in losses of cable television subscribers have corresponded with general economic downturns and regional and local economic recessions.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The regulation of prices may adversely affect Telecom Argentina’s revenues.

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

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. See “Item 4 -Regulatory Authorities and Framework- Decree No. 690/20 - Amendment to the LAD - Controversy”.

If the ENACOM imposes further restrictions on our prices, our operating margins may be adversely affected. Our ability to comply with the conditions in our license, as well as the relevant provisions in applicable regulations and laws, may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances result in an adverse effect on our financial condition, our operations and cash flows. The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. See “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

Our industry is subject to significant changes in technology and the introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances related to the telecommunications, cable television and Internet industries are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to our competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend on the final cost in local currency of imported technology and our ability to obtain additional financing. No assurance can be given that we will have the funds to make the capital expenditures to improve our systems, compete with others in the market or replace equipment used in connection with our businesses.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Moreover, Internet, cable television and mobile telephony services are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive, we must invest in network, constantly upgrade our access technology and software for the internet service market, improve the commercial offers and the user experience and continue to enhance our mobile networks by expanding our network. See “Item 4 —Information on the Company—The Business”. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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

We purchase basic and premium programming from approximately 58 programming suppliers. Several programming suppliers agreed to offer volume discount pricing structures because of the growth and market share shown by our cable television operations. Participants in the cable television industry negotiate the terms of a majority of the respective programming contracts that had originally been denominated in U.S. dollars to provide for Peso-denominated pricing formulas generally linked to the number of subscribers and without minimum purchase requirements. As a consequence, contract terms are generally shortened and pricing provisions are adjusted in order to transfer the benefit of increases in the monthly fee for basic cable television services to the programming companies. The new contracts also provide for automatic termination upon the occurrence of major macroeconomic disruptions. We cannot assure you that we will be able to regularly negotiate renewals of our programming contracts at current cost levels, particularly since many of our suppliers have U.S. dollar-based costs. Additionally, suppliers are expected to seek price increases as a reflection of economic conditions in Argentina. There can similarly be no assurances that we will be able to obtain volume discounts in the future.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and Internet services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations— (A.1) 2022 Compared to 2021”.

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

In Argentina, labor organizations have substantial support and considerable political influence. In recent years, the demands of our labor organizations have increased, mainly as a result of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Likewise, Decree No. 39/21 extended the occupational emergency until December 31, 2023, but there is no more prohibition of dismisses, or double severance payment.

Moreover, in September 2022, the National Labor Court of Appeals (Cámara Nacional de Apelaciones del Trabajo) in Buenos Aires issued Resolution No. 2764, which modifies the way labor credits are claimed before the National Labor Court for the Federal Capital (Justicia Nacional del Trabajo de la Capital Federal). As a result of this resolution, interest will accrue on an annual basis for a given labor credit claim as of the date such claim is filed and until the claim is effectively cancelled. The adoption of Resolution No. 2764 is non-binding and, as of the date of this Annual Report, the resolution of the National Labor Court of Appeals is not unanimous.

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

The Company has been subject to technical sanctions from regulatory bodies, mainly related to the delay in repairing defective lines, installing new lines and/or service failures. Although sanctions are appealed in the administrative stage, if the appeals are not resolved in our favor in administrative or judicial stage or if they are resolved for amounts larger than those recorded, these proceedings could have an adverse effect on our financial condition, results of our operations and cash flows.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

As of December 31, 2022, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 19 to our Consolidated Financial Statements.

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

Information about security risks has increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our ongoing development and initiatives, more equipment and systems have been connected to the Internet. We also rely on digital technology including information systems to process financial and operational information. Due to the nature of our business and the greater accessibility allowed through the Internet connection, we could face an increased risk of cyberattacks. In the event of a cyberattack, we could experience an interruption of our commercial operations, material damage and loss of information; a substantial loss of income, suffering response costs and other economic losses; and it could subject us to more regulation and litigation, affecting our reputation. As a result, a cyberattack could adversely affect our business, results of operations and financial condition.

In addition, during 2022, we have continued with a hybrid work mode for our employees. This new working methodology and the exponential growth of the digital collection channels, requires the implementation of several new measures in order to grant security in both virtual and on premises operations, which were all implemented successfully. Although Telecom has adopted all required measures to ensure the proper functioning of its operating systems, as well as to ensure our customers’ information, no assurance can be given that we will not be subject to any cyberattacks that could adversely affect our business and result of operations.

As of the date of this Annual Report, our insurance policy does not cover damages caused by cyberattacks and other similar events. See “Item 4— Information on the Company— Information Technology Strategy— Cybersecurity”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Environmental risks and climate change, and climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.

Extreme weather events precipitated by long-term climate change have the potential to directly damage network facilities, disrupt our ability to build and maintain portions of our network, disrupt suppliers’ ability to provide products and services required to provide reliable network coverage or cause us to incur significant expenditures to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to and mitigate the effects of climate change. Any such disruption or preventive or remedial response could delay network deployment plans, interrupt service for our customers, increase our costs and have a negative effect on our operating results. In the context of long-term climate change, compliance with legal and regulatory changes relating to such climate change, including those resulting from the implementation of international treaties, may in the future increase our costs to operate and maintain our facilities, install new emission controls on our facilities or administer and manage any GHG emissions program.

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

The 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Protocol. The agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. Countries agreed they will aim to achieve the long-term goal to limit global warming to well below 2°C above pre-industrial levels, and pursue efforts to further limit the temperature increase to 1.5°C. On October 5, 2016, the threshold for entry into force of the Paris Agreement was achieved. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. Under Federal Law No. 27,270, dated September 1, 2016, Argentina approved the Paris Agreement.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2020, 2021 and 2022, electric energy originated from renewable sources represented 9.7%, 13% and 13.9% of the total demand, respectively, according to the data released by the Argentine Government.

More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. Revenue generation and strategic growth opportunities may also be adversely affected. Any long-term material adverse effect on the telecommunications industry due to environmental risks and climate change or climate change legislation or regulations could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of Annual Report. See “Item 4- Information on the Company-Sustainability”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

An important environmental regulation to mention is the Escazú Agreement, which is legally binding and entered into force in April 2021. This agreement contemplates the rights of people in access to information, participation and justice in environmental matters and establishes guidelines for this. It defines that vulnerable groups, indigenous communities or ethnic groups must receive assistance to formulate their requests and obtain answers free of charge. Establishes the right to “be consulted”. The burden of proof shall be reversed.

Moreover, this agreement reaches private companies that perform public functions or services, as it forces companies to provide information without government mediation. It also obliges the government to facilitate access to justice for individuals and organizations of society. It establishes a period of 30 business days to respond or deliver information. The likely impact on the Company’s business from this agreement could include:

●	Slowdown of authorizations and work permits in public organisms.
●	Possible conflicts in laying new networks.
●	Possible conflicts with masts already placed because of non-ionizing radiation.
●	Possible requests for information on company processes, such as waste treatment, waste from electrical and electronic equipment (WEEE), recycling, packaging.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces operational risks inherent from its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations; the loss, lack of security or improper use of confidential information; improper access to corporate systems; lack of sufficient skilled resources to support the evolutions of the business; failure to document transactions properly; systems failures (including our systems, the implementation of corporate systems as identified in “Item 4—Information Technology strategy”); errors or failures not foreseen in the foundational projects that the Company is carrying out for updating its core systems such as turnoff legacy delays and stabilizations of deployments; inadequate management of goods and materials in disuse that could become hazardous waste; failure to preserve the secrecy and content of telecommunications required by law; excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others. Moreover, certain assets of the Company could be damaged by acts of vandalism or theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have a second safety path to provide the service. These events could result in direct or indirect losses, inaccurate information for decision making, adverse legal and regulatory proceedings, technical failures in the Company’s ability to provide its services, damages to third parties, the lack of more respectful and plural environments, inadequate management new business development and harm our reputation and operational effectiveness, among others.

Telecom maintains insurance policies to cover its main assets, particularly its properties. If economic and financial conditions in Argentina were to deteriorate (i.e. devaluation, inflation, etc.), the insurance coverage may not be representative of the market value of the properties which could result in losses for the Company.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

In addition, Telecom’s suppliers of goods and services are contractually obliged to comply with laws and regulations (including tax, labor, social security, anti-corruption, money laundering standards, etc.). Additionally, our suppliers shall comply with a set of conduct standards, such as the Code of Ethics and Conduct for Third Parties, established by Telecom, and must require similar compliance by their employees and subcontractors. Despite these legal safeguards and monitoring efforts made by Telecom in relation to its suppliers, we cannot assure you that they will comply with all applicable regulations. As a result, Telecom could be adversely affected despite our contractual rights to claim for compensations for damages that they could cause to us.

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

We rely on strategic suppliers of equipment and materials to provide us with equipment and materials that we need in order to expand and to operate our business. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers fail to provide equipment, materials or services to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations.

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

Telecom has outstanding financial debt that contain a number of restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

●	incur or guarantee additional debt;
●	enter into sale and leaseback transactions;
●	create liens on its assets to secure debt; and
●	merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

As of December 31, 2022, P$112,900 million of our outstanding debt was indexed to the LIBOR, and is set to mature after June 30, 2023, the proposed LIBOR cessation date. While certain of our debt agreement do contain language for the determination of interest rates in the event the LIBOR rate is not available, in the event of the continued or permanent unavailability of LIBOR we may need to enter into negotiations with certain of our creditors to agree to an alternative interest rate or an alternative basis for determining the interest rate in our credit facilities. In this sense, on June 28, 2022 the Company executed a proposal for a new credit line with IFC for a total amount of up to US$184.5 million (the “IFC Loan”). For additional information regarding the IFC Loan, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Financial Debt Developments during 2022”. As of the date of this Annual Report, we have initiated negotiations for the replacement of LIBOR by SOFR, starting in June 2023 with the IFC, IDB, Finnvera and EDC. For additional information regarding these debts, see Note 13 to our Consolidated Financial Statements. Although these changes do not generate a significant effect on the Company’s cash flows, it is not yet possible to predict the magnitude of LIBOR’s end on our borrowing costs given the remaining uncertainty about which rates will replace LIBOR. Any of these proposals or consequences could have a material adverse effect on our financing costs.

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

During 2022, the Company cancelled a term loan agreement for a total amount of US$ 140 million and entered into the IFC Loan for a total amount of US$ 184.5 million, among other transactions. In addition, the Company, successfully completed the issuances of class 12 and class 13 notes for a total amount of US$119.4 million. For more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Financial Debt Developments during 2022”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures or research and development expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. See “Item 3—Key Information—Risk Factors—Devaluation of the Argentine Peso and foreign exchange controls may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay divide” and Notes 13 and 26 to our Consolidated Financial Statements.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Law No. 27,430 requires the capital gains tax to be paid for transactions carried out between September 2013 (when taxation on the sale of shares for nonresidents was introduced) and the effective date of the tax reform, providing that no tax, however, will be due for stock exchange transactions as long as the tax has not yet been paid due to the lack of regulations for the withholding or collection by the stock exchange agents or intermediaries. See “Item 10 Additional Information - Taxation”.

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

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs increased by approximately 7% in 2022 but decreased by 22% and 42% in 2021 and 2020, respectively. These fluctuations in value have been largely attributed to Argentina’s most recent macroeconomic crisis and the impact of COVID 19 pandemic.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

We cannot predict how the current restrictions on foreign transfers of funds may change after the date hereof and whether they may limit our ability to fulfill our commitments in general and, in particular, our obligations underlying the ADSs. In addition, any future adoption by the Argentine government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their Class B Shares and ADSs, and may adversely affect the market value of the ADSs.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 65.9% of the aggregate market capitalization of the BYMA as of December 31, 2022. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

According to our Bylaws, in the case of a capital increase through the issuance of all four of our classes of common stock (Class A Shares, Class B Shares, Class C Shares and Class D Shares), accretion rights of the holders of each class shall be limited to the shares of the same class for which there has been no subscription. Also if, after accretion rights have been exercised within the Class B Shares and Class C Shares, there are any unsubscribed shares, such unsubscribed Class B Shares or Class C Shares may be subscribed by the shareholders of the rest of our classes of common stock, with no distinction, in proportion to the shares of common stock for which such shareholder has subscribed on such occasion.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

CVH, and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.

CVH owns Class D Shares representing 28.16% of Telecom Argentina’s total capital stock —directly and indirectly through its wholly owned subsidiary VLG Argentina. GC Dominio owns 26.44% of the total capital stock of CVH, which represents 64.24% of the voting stock and votes of CVH. Fintech Telecom LLC (Fintech or FTL) owns Class A Shares representing 20.83% of the total capital stock of Telecom Argentina, and additionally owns Class B Shares in the form of ADSs representing 9.2% of total stock of Telecom Argentina.

On April 15, 2019, FTL, CVH and VLG Argentina entered into the Voting Trust Agreement (as defined below) pursuant to which FTL and VLG Argentina contributed certain shares to the Voting Trust (as defined below). Except in respect of certain veto matters, the co-trustee appointed by CVH must vote all the shares contributed to the Voting Trust on all matters presented for vote generally to Telecom Argentina stockholders, in the same manner that CVH votes its shares in Telecom Argentina or as instructed by CVH. For more information about the Voting Trust, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

On January 1, 2018, the transfer of Cablevisión’s operations to Telecom Argentina took place. As a result, the Merger between Telecom Argentina and Cablevisión became effective, and on that date Telecom assumed Cablevisión’s then existing operations.

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

We offer our customers “quadruple play” services, combining mobile telephony services, cable television services, Internet services and fixed telephony services. We also provide fintech services, other telephone-related services such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, Internet, fixed and data services, among others), Paraguay (mobile, Internet, satellite TV services, among others), Uruguay (cable television services) and the United States (fixed wholesale services).

As of December 31, 2022, (i) our mobile telephony business had approximately 20,244 thousand subscribers in Argentina and approximately 2,456 thousand subscribers in Paraguay, (ii) our Internet business reached approximately 4,116 thousand accesses, (iii) our cable television business had approximately 3,489 thousand subscribers, (iv) we had approximately 1,910 thousand fixed telephony lines in service and (v) our digital wallet service, Personal Pay is already enabled for everyone who wants to download it.

In 2022, our revenues amounted to P$729,182 million, our net loss amounted to P$205,640 million, our Adjusted EBITDA (see the purpose of use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA”) amounted to P$200,380 million and we had total assets of P$1,728,973 million.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Telecom Argentina’s telephone number is 54-11-4968-4000, and its principal executive offices are located in Gral. Hornos 690, (C1272) Buenos Aires, Argentina. Our internet address is https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Subsidiaries

As of December 31, 2022, Telecom Argentina’s subsidiaries were Núcleo and its subsidiaries, PEM, Cable Imagen, Televisión Dirigida, Adesol, AVC Continente Audiovisual, Inter Radios, Telecom Argentina USA Inc., Personal Smarthome and its subsidiary, Micro Sistemas, Opalker and NYSSA. For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report.

Significant 2022 Events

Prices regulation

On August 22, 2020, the PEN issued Decree No. 690/20, which amended the LAD. Decree No. 690/20 declared as “Essential Public Services and of Strategic Competition” the ICT services (which include fixed and mobile telephony, cable TV and Internet services) and the access to telecommunication networks for and between licensees, and empowered ENACOM to guarantee their accessibility.

In this context, the Company requested a precautionary measure to suspend the application of Decree No. 690/20. On December 2, 2022, Chamber II of the Federal Administrative Court of Appeals, confirmed the resolution of the court of first instance dated September 29, 2022, which extended the Company’s requested precautionary measure for a six-month period, until March 29, 2023. Furthermore, on March 8, 2023, the court of first instance extended the measure for an additional six-month period until September 8, 2023. The precautionary measure is fully in force as of the date of this Annual Report.

For further information on Decree No. 690/20, its regulation and related legal proceedings, see “Item 4—Information on the Company—Regulatory Authorities and Framework—Decree No. 690/20 - Amendment to the LAD - Controversy”.

Acquisition of NYSSA

On June 1, 2022, the Company acquired 100% of the issued shares of NYSSA (represented by 10,000 shares, at P$1,000 per share and representing one vote each), whose main activity is the provision of Internet access services in Mendoza, Argentina, through a license granted by ENACOM. On August 24, 2022, the Ordinary and Extraordinary General Shareholders’ Meeting of NYSSA approved: (i) the transformation of the company into a Sociedad Anónima Unipersonal (Sole Shareholder Company); and (ii) the change of the closing date of the fiscal year from June 30 to December 31, in order to facilitate the consolidation with its parent company. These modifications were registered with the Bureau of Legal Entities and Public Registry of the Province of Mendoza according to its resolution of December 26, 2022.

For further information, see Note 3.d.1.b) of our Consolidated Financial Statements.

Macroeconomic Environment and Impairment of Goodwill

As of September 30, 2022, the consequences of the COVID-19 pandemic, the war between Ukraine and Russia, and the prevailing political conditions in Argentina negatively affected the Argentine economy in general and the market. of securities in particular, causing, mainly as of such date:

i)	an inflationary acceleration and greater devaluation of the Argentine Peso, with an accumulated inflation rate of 66.1% for the first nine months of the 2022 and a variation in the Banco Nación Divisas $/US$ exchange rate of 43.4%, for the same period;
ii)	volatility in the stock market in which the Company operates. The market price of Telecom’s shares in Argentine Pesos on the BYMA increased by 24.7%. On the other hand, the price of the Telecom’s ADR in US$ on the NYSE decreased by 21.4%;
iii)

greater foreign exchange restrictions on access to the Argentine Single and Free Exchange Market (MULC, for its Spanish acronym), which could affect the Company’s ability to access the MULC and also affect the value of foreign currency in existing alternative markets. As of September 30, 2022, the gap between the MULC and the existing alternative market (Mercado Electrónico de Pagos, also known as “MEP dollar”) amounted to 105.3%; and

iv)	an increase in country risk and a general increase in interest rates.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As a result of the above-mentioned environment, the Company’s Management identified the need to review the estimate of the recoverable value of goodwill assigned to the cash-generating unit (CGU) of Telecom Argentina. This review resulted in the Company recording an impairment as depreciation, amortization and impairment of fixed assets in the amount of P$243,900 million in current currency as of December 31, 2022. For further information, see Note 3.v.1) of our Consolidated Financial Statements.

Financial events

On June 28, 2022, the Company entered into the IFC Loan to finance the expansion of fixed and mobile network coverage in an aggregate amount of up to US$184.5 million, as requested from time to time by the Company. Additionally, on July 18, 2022, the Company prepaid the remaining balance under a term loan agreement executed on October 8, 2018 for US$142.2 million (US$140 million principal and US$2.2 million interest).

For further information, see Note 13 of our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity and Capital Resources —Financial Debt Developments during 2022”.

Recent Developments

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

✓	Series 14 Notes

Issuance date: February 10, 2023.

Amount involved: US$62.4 million payable in Argentine pesos at the applicable exchange rate (equivalent to $11,845 million at the issuance date).

Maturity Date: February 10, 2028.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 1.00%. The last interest payment date will be on the maturity date.

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

Also, Telecom carries out activities abroad (Paraguay, Uruguay and the United States), and renders fintech services. These operations are not analyzed as separate segments by the Executive Committee and the CEO, who analyze the consolidated information of Telecom and its subsidiaries in Argentina and abroad, taking into account that activities of foreign companies and fintech services are not significant for Telecom. For a breakdown of total revenues by category of activity, please see “Item 5 – Operating and Financial Review and Prospects”. For more information, see Note 1.b) of our Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Main Products and Services

At Telecom, we provide connectivity inside and outside the home entertainment experiences, and technological solutions for industries and government.

To achieve this, we use the latest available technologies for our networks, systems, and business models, partnering with renowned global companies.

Our focus remains on extending and enhancing our fixed and mobile networks and expanding Broadband coverage and capacity. We also seek new businesses, with a digital platform development model that allows us to maximize opportunities across the region.

We want to go beyond connectivity and accompany the challenges of the digital economy with new businesses such as IoT, fintech, cybersecurity, entertainment, and smart home, among others, leveraging 5G and positioning ourselves regionally.

As of December 31, 2022 we offered our customers a diverse range of services, including:

●	Mobile Telephony Services: Services offered under the brands “Personal” for individuals and “Telecom” for the corporate segment, including voice communications and high-speed mobile Internet, among others; and sale of mobile communication devices (handsets, modems MiFi and wingles, smart watches), which we have the ability to finance through alliances with certain financial entities. The services are supported in the different technologies of the mobile network (3G/4G);
●	Internet Services: High-speed cable modem, Fiber to the Home and ADSL Internet services offered under the brands “Personal” for individuals and “Telecom” for the corporate segment. During 2022, such services provide speeds for up from 50 MB to 1,000 MB;
●	Cable Television Services: Cable television services involve the operation of cable television networks installed in different locations in Argentina and Uruguay. Through Flow, the Company seeks to consolidate itself as an “entertainment meeting point”, offering the possibility of accessing a platform with live content. The services provided by Flow include TV series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. Flow also integrates OTT services allowing the customer to have direct access to other content providers such as Netflix, Prime Video, Disney +, Star + and YouTube. In addition, we offer other traditional services such as “Clásico”, our basic analog cable television product; “Digital” provided through a digital decoder that gives subscribers access to radio and music channels, among others, and “HD”, provided through a high-definition decoder. On the other hand, through Tuves, we have a license for the provision of DATDH (Distribution of Audio Signals and Direct Television to the Home) services in Paraguay;
●	Fixed and Data Services: voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport signals), IT solution outsourcing and advanced cybersecurity solutions, among others; and
●	Fintech Services: through our subsidiary Micro Sistemas, whose main activity is the provision and administration of services related to the use of electronic means of payment, transfers and/or electronic use of money, through telecommunications networks and equipment, we have developed a necessary platform for the operation of an electronic wallet. As of December 31, 2022, Micro Sistemas activities were not significant.

➢	Mobile Telecommunications Services

Overview

Our mobile telecommunications service offerings in Argentina include voice communications, high-speed mobile Internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches).

As of December 31, 2022, we had approximately 20,244 thousand mobile subscribers in Argentina.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In Argentina, we provide mobile services on 850 MHz in the Northern Region and AMBA, 1,900 MHz, 700 MHz and AWS (paired frequencies in 1,700 MHz and 2,100MHz) in the whole country and 900 MHz and 2,600 MHz assigned by localities.

Residential and Corporate Services

We offer mobile telecommunication services to residential and corporate subscribers through a variety of flexible options. These options include prepaid, post-paid and “Abono Fijo” (fixed subscription) (mixed) plans.

●	Prepaid Plans. Under prepaid plans, subscribers pay in advance for services, using prepaid credit. Since there are no monthly bills, prepaid plans allow subscribers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Our mobile telecommunication subscribers may browse the Internet, make and receive local, national and international calls and buy multimedia content. We offer a variety of “packs” which enable customers to use the abovementioned services at lower prices. These packs may include a fixed amount of minutes to make national or international calls, SMSs, and a quota of megabytes to access the Internet, among other services.
●	Post-Paid Plans. Under post-paid plans, subscribers pay a monthly fee for a particular plan, plus charges for additional services not included in that plan. Most of the plans we offer include a quota of megabytes for browsing the Internet and unlimited airtime for on-network calls and SMS. Depending on the price, some plans include an amount of free seconds or unlimited airtime for off-network calls. Once the included seconds have been used, subscribers can continue using the mobile service at a set price per second. Subscribers can also buy packs of additional megabytes to continue browsing the Internet after they have used the megabytes included in their monthly plan. The charges for additional airtime, megabytes or multimedia content, are added to the following month’s bill. Under post-paid plans, we also offer M2M plans, based on the IoT concept, which refers to the digital interconnection of everyday objects with the Internet, and are specially focused on business customers. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection.
●	Fixed Subscription (Abono Fijo). Under the Fixed Subscription (Abono Fijo) plans, a subscriber pays a set monthly bill. As in post-paid plans, most of these plans include a quota of megabytes for browsing the Internet, unlimited airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the prepaid seconds have been used or the Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system.

Our strategy during 2022 focused on further promoting the consumption of high-speed services by providing upgrades and improving the experiences of certain customers, and more generally addressing the needs of small, medium and large customers.

The main developments in our residential and corporate services during 2022 were the following:

●	we offered mobile services ranging from prepaid plans to postpaid plans, and between three Gigas and 25 Gigas;
●	we focused on the development of convergent offers for our customers, offering additional bonuses upon the purchase of various services, to increase customer loyalty. We extended the initiative to corporate customers, seeking to increase services convergence;
●	we continued adding benefits for mobile and convergent subscription customers; and
●	we continued working in international services while focusing on increasing the efficiency of international traffic management, minimizing the cost of the service to sustain the simplification and evolution of the roaming offer and achieving higher quality. We added higher national and international roaming data quotas for America and Europe to our mobile plans.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to provide the wholesale services summarized below.

●	International Business. During 2022, there was a notable recovery in international travel, reflecting strong pent-up demand, as well as the relaxation or lifting of travel restrictions.

In order to boost the profitability of the Roaming business, we generated supply conditions to stimulate greater consumption, and we optimized costs and maximized the capture of traffic from foreign visitors for Roaming generated on Telecom’s network. In addition, we continued to launch new services to improve the user experience and increase consumption. Finally, we consolidated the negotiation and joint work through agreements covering Argentina and Paraguay.

In relation to the A2P (application to person) business, we renewed the business model by which integrated aggregators send the Company’s domestic and international A2P traffic, optimized monetization conditions, and entered into new agreements. In addition, we renewed our firewall service (a system designed to block unauthorized access) to secure our network and protect our customers.

●	Domestic Business. The revenues and costs of Telecom’s wholesale businesses with domestic operators are mainly related to interconnection traffic charges (call origination/termination, long distance transport and transit, both on the mobile network and on the fixed network); sale of interconnection service resources, sale of infrastructure to Large Groups (Datacenter Services, Mobile Backhaul, Links, etc.), national roaming, and infrastructure sharing (RAN sharing and lease of conventional and non-conventional infrastructure sites, among others).

Network and Equipment

In terms of infrastructure, during 2022 we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. This allowed us to stand out from our competitors, significantly improving the NPS of our customers.

The deployment of 4G / LTE reached a coverage of 96.7% of urban population, in 1,969 localities as of December 31, 2022. Additionally, we reached a coverage of 98% of the population of major cities of Argentina, as of that date. Our customers with access to our 4G network perceive a better service experience, primarily with faster speeds that reach 300 Mbps, with capacity to reach speeds of 1,000 Mbps. On the other hand, approximately 56% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections.

Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

In relation to 5G, in addition to the 10 DSS (Dynamic Spectrum Sharing) sites deployed in 2021 in the cities of Buenos Aires and Rosario, at the beginning of 2022, the expansion of the 5G network continued in the cities of Mar del Plata, Pinamar and Cariló. In this way, we continue to drive the evolution of the industry to offer our customers the latest technology in mobile connectivity. In this regard, we made progress in the deployment of sites with this technology in 143 active sites in the main cities of the country. A more accelerated growth is expected for 2023 due to the prospect of the Argentine Government launching a spectrum tender that should allow for the broader provision of 5G service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that the ENACOM sets prices for wholesale local interconnection services. There are currently three mobile operators offering nationwide service. Telecom, Telefónica Móviles Argentina and América Móvil. With the exception of the price regulation provided by Decree No. 690/2020, which is currently suspended in accordance with a precautionary measure applied for by the Company, the LAD establishes free prices for all services, except for interconnection services when they are established by the ENACOM. For more information, see “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

➢	Internet Services

Overview

We provide Broadband Internet services in Argentina. Broadband Internet access, often shortened to “Broadband,” is high data rate Internet access. Broadband can be delivered through four technologies: cable modem (HFC), ADSL, optic fiber (FTTC and FTTH) and wireless; being cable Modem and ADSL the most widely used. We market our services through ADSL, HFC and FTTH technologies.

During 2022, we continued promoting Broadband offers, providing greater speed to customers that have technical availability to use it.

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

During 2022, we continued deploying our FTTH network both in greenfield areas (an area where we have not deployed any of our technology networks: Copper, HFC or FTTH) and in the reconversion of brownfield areas (an area where we have network deployment), granting more customers access to ultra-high internet velocity with speeds of 1000MB and also upgrading the customer base average speed by migrating customers to our HFC and FTTH network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2022, the number of customers with access FTTH technology grew 84% compared to December 31, 2021.

Residential and Business

As of December 31, 2022, we had approximately 4,116 thousand Internet subscribers.

We believe that Personal is the most competitively priced Broadband service offering the best selection of speeds in the Argentine retail and corporate market. During 2022, we continued with the reconversion of Telecom’s fixed Internet network, expanding in 2022 by 16K FTTH blocks in new locations and/or XDSL / HFC 1W and 4.2K FTTH blocks in HFC 2W (Overlay) areas. In particular, we stress the commercial deployment in areas with no Telecom presence to date such as Mendoza Capital, Maipú and soon San Juan stands out.

The migration of customers towards the best available technology (XDSL to HFC/FTTH and HFC to FTTH) and the selective shutdown of obsolete networks continued, seeking efficiency and improving customer service.

The internet connectivity products we offer through the Personal and Telecom brands are specially tailored to the needs of each residential or corporate user, and include specific solutions such as virtual private network services, traditional Internet protocol (“IP”) links and corporate products that offer additional services. We offer Internet products ranging from 50MB to 1,000 MB.

Customers with a service of 100 MB or more represent 79% and 32% of the total customer base as of December 31, 2022 and 2021, respectively. Within this range, customers have contracted service plans of 100 MB, 300 MB and 1,000 MB which, as of December 31,

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

2022 amount to 1.3 million, 1.6 million and 0.01 million, respectively, positioning our “Personal” brand as the technological benchmark brand of the industry.

During November 2022, in order to improve the connectivity experience of internet customers, the double MB action was implemented, reaching three million customers. In addition, during that month the new 500MB speed was launched.

Additionally, we offer international IP access through well-known global Backbone providers.

Lastly, we launched Personal Wifi Zone in May 2022, which is the new connectivity experience available for free to our customers with Personal internet at home, which is expected to be the largest WiFi network in Argentina. Personal WiFi Zone currently has a coverage of more than 650,000 locations distributed mainly in AMBA. The service is used by 30,000 customers on a monthly basis.

Network and Equipment

In order to continue bringing fiber optics closer to customers, we consolidated the deployment of FTTH networks, substantially improving the possibility of offering high-speed services. This rollout encompassed both residential and corporate customers, new neighborhoods, gated communities, skyscrapers, and shopping malls.

With respect to HFC networks, investments were focused on increasing the capacity of existing networks to keep up with our customers’ traffic demand by reducing service areas and increasing upstream capacity. In addition, the deployment of a new FTTH network superimposed on the HFC network continued, seeking to connect the new customers to this new network. In this way, the traffic in the HFC network is relieved and better services are provided to our customers.

In addition to the renewal of the access network described above, the transformation process of the transport network continued, allowing not only greater capacities, but also greater operational efficiency and scalability.

Competition

We face nationwide competition in the Internet service market in Argentina from Telefónica, AMX Argentina (commercially known as Claro), Gigared and Telecentro (providing a triple-play offer), among others. During 2022, Telefónica and AMX accelerated their investments for the construction of their fixed FTTH networks, increasing their penetration and ability to serve households in different areas of the country. This presents a new challenge for us with respect to the competitive scenarios of prior years, as new players with international support are aggressively entering the market. Our data services business faces competition from Telefónica, AMX Argentina and from several providers of niche data services such as Cirion Technologies, IPlan and others.

➢	Cable Television Services

Overview

During 2022 we delivered a two-way network with a bandwidth capacity of more than one GHz to approximately 96% of the homes passed through our cable network (99.9% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2022, we had approximately 3,265 thousand cable television subscribers in Argentina, which represented a 37% of the Argentine market share for cable television services.

Our Cable Television Networks and Operating Regions

As of December 31, 2022, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén and Río Negro. As of December 31, 2022, Telecom’s fiber optic network covered approximately 71,000 kilometers, of which approximately 29,000 kilometers correspond to the interurban network.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Retail and Corporate Programming and Other Cable Television Services

In 2022, we continued investing significant resources to expand the variety of programming options in order to appeal to potential new subscribers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, digital packages, Flow, HD packages, and video-on-demand services (VOD).

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

The Flow STB service (which provides all of its programming in HD) offers our customers the option to pause, rewind, start from the beginning and record contents.

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

Flow and OTT Services

In order to enhance our customers’ experience while accessing our content offer, we offer a digital platform branded “Flow” that integrates television channels with On demand content. Through Flow, which uses the fastest fiber optic network in the country, our customers are able to watch television at any time and place and from any device (such as tablets, smartphones and smart TVs, among others). Flow allows us to distribute contents through an IP structure coupled with digital television quadrature amplitude modulation, which includes adequate security measures. Flow enabled our customers to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand”, contents and “cloud DVR” (which allows subscribers to save content in the provider’s database instead of the subscribers digital recorder). In 2022, we launched Flow Flex, a new 100% digital contracting plan by number of days, which adapts to today’s flexible consumption habits. There are packs of 3, 7, 15 and 30 days or a monthly subscription (Flow Flex subscription). With Flow Flex, customers can watch live TV and subscribe to Premium Packs or streaming apps. In addition, they can enjoy Flow functionalities such as pause, rewind, rewatch, record, rent movies online, and watch on two screens simultaneously. It is a digital version of Flow, which does not require decoders or technical installation and is available to all subscription TV customers.

Flow also offers of our customers a single platform through which they can access different OTT services. Additionally, Flow continues evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Star+, Netflix, Prime Video and HBO.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Additionally, as part of the ongoing update of devices, Flow commercially presented a new self-installable set-top box with distinctive surround sound properties, and compatible with Google Assistant, integrated Chromecast, 4K resolution, HDR and Dolby Vision, among others.

Competition

With respect to cable television transmission, we face competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of our licenses, our cable systems frequently have been overbuilt by one or more competing cable networks, in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA Region, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network. In addition, the Argentine government has distributed digital boxes to certain sectors of the population that provide free access to certain channels in connection with the Argentine Terrestrial Digital Television System, which are also available for sale to the general public.

Paid television industry is highly fragmented, and our largest competitors are Telecentro S.A., which is focused in the AMBA Region, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. In addition, Telefónica and AMX consolidated their offer of video products together with fixed Broadband, in the context of the development of their fixed network. Telecom also considers OTT Internet video system providers such as Netflix, Disney+, Prime Video and On Video, among others, as competitors.

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

➢Fixed and Data Services

Overview

We own and operate a fixed local line telephone network, public long-distance telephone transmission facilities and a data transmission network in the Northern Region. Following the opening of the entire Argentine market to competition in 2000, we expanded our footprint to the Southern Region of Argentina, to provide nationwide coverage. Fixed and Data Services are comprised of the following:

Residential and Corporate Telephony Services

●	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2022, we had approximately 1,910 thousand fixed telephony lines in service.
●	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2022 we continued to strengthen our TOIP (fixed telephony service over IP) services and position through the evolution of the portfolio of security services solutions, together with a communication and dissemination campaign throughout the year, aiming to bring our wide range of services closer to corporate customers.

Wholesale Services

During 2022, we remained one of the leading providers of wholesale telecommunications solutions for the different providers and operators in the market, including cable operators, ISPs cooperatives and other service providers. Wholesale services include:

Infrastructure services. Infrastructure services primarily refer to:

Interconnection services, which include dedicated links, layer 2 (Lan To Lan) and layer 3 (Internet Protocol Virtual Private Network).

Datacenter services, which include housing services, connections and cross-connections.

Internet services. Internet services mainly include the IP transit service. During 2022, Telecom focused most of its business on IP transit service, demanded by ISP providers to provide Internet connectivity to their customers through different market segments. This led to a significant increase in local and international bandwidth consumption.

Value Added services. Virtual Private Servers, Security, IoT, or other additional services.

International Long-Distance Service. We hold a non-expiring license to provide international telecommunications services in Argentina, including voice, data services, housing and international point-to-point leased circuits. We are connected to international telecommunications networks, mainly through various submarine fiber optic cables and VoIP technology.

Services provided in the United States. During 2022, we continued developing commercial actions aimed at increasing the profitability of wholesale products, among which are the services for OTTs. Our presence in the United States, through our subsidiary Telecom USA, has enabled us to develop links with major North American cloud content and service providers.

Corporate Data Services

The data services business includes nationwide data transmission services, virtual private networks, symmetric Internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies. We also provide certain value added services, including electronic standard documents telecommunication software exchange. Our corporate data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. The corporate data transmission services we provide are mainly Ethernet and IP services.

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

At Telecom we evolved from an ICT to a Tech-Co. We are a multi-cloud provider integrating the main carriers in our portfolio, thus complementing our own offer of DC infrastructure services. In addition, we have expanded our offer of connectivity security services towards security and user identification technologies, following the needs of our customers according to the growth of hybrid work schemes.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In terms of Cybersecurity, we provide the best available solutions that ensure the security, integrity and availability of IT systems to protect confidential corporate information and personal information of employees and customers in organizations (Cybersecurity Services), comprehensive solutions to achieve a secure digital transformation (Governance, Risk and Compliance) and advanced consulting through qualified teams of experts who provide review and analysis of cybersecurity in organizations, network infrastructure designs, network perimeter protection, antimalware strategies, health check, hardening and best practices, helping to comply with various industry standards (ISO/IEC27001/27002, PCI, among others).

In relation to IoT solutions, we provide the necessary technology for customers to connect to their data, applying intelligence for better and faster decision-making, helping them develop and improve the efficiency of their business. During 2022, we focused on Platforms for Industry and Utilities, IoT Connectivity (LPWAN and Managed) and Tracking (people, assets and vehicles), growing our offer. Also Rural Connectivity for Value growth is one of our objectives during 2022 and 2023.

In 2022, we consolidated our multicloud strategy, expanding our ecosystem of partners to provide public cloud solutions , public data center infrastructure, and improved private cloud products. In this sense, we formed strategic alliances with IBM, AWS, Google, Microsoft, Huawei, and Oracle.

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

Competition

As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephone service are Telmex, AMX Argentina (commercially known as Claro), Cirion Technologies (formerly “Centurylink”, “Level 3 Communication” and “Global Crossing”), IPlan, Telecentro, Telefónica (principally in the Southern Region) and Telecom (principally in the Northern Region). Telefónica has the dominant market share for provision of telecommunications service to retail customers in the Southern Region. If our competitors increase their presence in the Northern Region, we expect that we will face additional pricing pressure and experience a slight loss in market share in the Northern Region.

Regarding data services, our main competitors are Cirion Technologies and Edgeconnex (an international datacenter specialized company that increased its market presence during 2021).

Finally, and regarding wholesale services, the main competitors in Argentina for connectivity services are Cirion Technologies (formerly “Centurylink”, “Level 3 Communication” and “Global Crossing”), Telefónica, ARSAT (a Government owned company) and Silica (Datco Group). This competition causes permanent pricing pressure and forces Telecom to deploy commercial strategies to mitigate the impact of those initiatives on its market share. On the other hand, and in relation with local interconnection traffic, the ENACOM sets prices for this service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

➢Subsidiary- Micro Sistemas

Overview

During 2021, we launched a new digital wallet service, Personal Pay. Personal Pay is Personal’s virtual wallet, through which people can pay, send, save and manage their money the way they want. The massive launch of the application and its functionalities took place in June 2022. The following functionalities are enabled through Personal Pay:

●	create a 100% digital account, free and in a few steps,
●	deposit money through transfers or physical collection networks,
●	send and receive money to/from other banks and/or virtual wallets,
●	recharge mobile phone lines
●	recharge transport cards,
●	pay for services,
●	ask for a VISA Personal Pay prepaid card,
●	ATM withdrawal,
●	payments with QR,
●	benefits and discounts in shops, and
●	create personalized savings goals.

During 2022 we focused on the growth of Personal Pay digital wallet, developing strategic features and growing in customers. We aim to maximize the link between the user and the Company, providing a transactional vehicle mainly for payments and recharges related to the Company’s products, as well as payments in general.

Our objective is to continue promoting financial inclusion through the fintech industry in Argentina. During 2023, Micro Sistemas will seek to incorporate new functionalities and solutions that continue to expand financial inclusion, bringing financial solutions to segments of the population that are currently excluded from access to said solutions.

Main products and services

Personal Pay is fully managed from the application and allows the user to clearly and easily visualize all deposits, withdrawals and transfers made. All users can access the VISA Personal Pay international prepaid card. Personal’s virtual wallet offers a customizable card in physical format. In this case, users of the service are able to choose the name to be printed, as well as predefined logos that identify them.

With the prepaid card, the customer can make purchases online and in physical stores, subscribe to entertainment services and withdraw money at ATMs.

As part of its development roadmap, Personal Pay will continue to strengthen the functionalities of its application and in future versions users will have the possibility of accessing financial education and new functionalities that allow them to continue strengthening their financial inclusion.

The objective is to continue promoting financial inclusion through the fintech industry in Argentina, which is why in 2023 we expect that new solutions will be incorporated to reach segments of the population that currently do not have access.

Our strategy during 2022 focused on launching the wallet on the open market for both Android and iOS, carrying out massive customer capture and activation campaigns with the aim of communicating our comprehensive value proposition.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

The fintech ecosystem in Argentina has been expanding in recent years and is one of the industries with the greatest evolution and innovation, with positive changes in consumer payment behavior.

According to data from Chamber of Electronic Clearing (COELSA, for its acronym in Spanish), there are more than 105 million payment accounts in the country, of which 12.2 million belong to electronic wallets (CVU). That is, more than one in ten accounts for making digital payments are made through an electronic wallet.

This can be seen in the wallets and QR codes grow as preferred means of payment due to the high satisfaction they generate, cash decreases as usual means of payment in favor of cards (credit and debit), virtual wallets and QR, on the other hand we can see that seven out of ten people changed their way of buying and paying in the last 12 months. Of these, 64% incorporated new means of payment. The barriers for the use of virtual wallets are in the knowledge of the medium and the acceptance of commerce.

In Argentina there are more than 40 virtual wallets, but the consolidated players with comprehensive solutions and use case portfolios are Mercado Pago and Ualá.

➢Subsidiaries in Paraguay and Uruguay

Paraguay

We provide nationwide mobile telecommunications services in Paraguay through our subsidiary Núcleo, under the “Personal” brand. Núcleo obtained licenses to provide commercial mobile services, Internet access, and videoconferencing and data transmission services in Paraguay.

As of December 31, 2022 Núcleo had approximately 2.4 million mobile subscribers.

In terms of Internet access services, during 2022, Núcleo established fixed market prices, with high speeds always leveraged on the fastest fiber optic network in the country.

In regards to postpaid mobile services, during 2022 Núcleo maintained its customer acquisition strategy through aggressive offers with discounts on plans. Likewise, different campaigns continued to be carried out to build loyalty and retain postpaid customers. Regarding prepaid mobile services, Núcleo continued to offer packs that included advantages in the use of data, as well as unlimited calls to all operators.

Núcleo is the holding company of Tuves, which principal activity is the distribution of audio signals and satellite to customers’ homes. Núcleo is also the holding company of Personal Envíos. The main activity of Personal Envíos is the provision of mobile financial services.

Network and Equipment

In 2022, Núcleo continued with the deployment of its fixed network, which allowed us to improve the country’s connectivity and economic convenience for our customers and to consolidate as the Company with the largest fiber optic coverage in the country.

Competition

There are currently four participants in the mobile telecommunications services market in Paraguay. Operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. As of December 31, 2022, Núcleo’s main competitor was Tigo (a subsidiary of Millicom International Cellular). Tigo has a significant market share in terms of revenue.

In relation to Flow services, there are two other operators offering similar services in the Paraguayan market, Tigo and Claro, with Tigo being the main competitor with its “OneTV” service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Uruguay

Telecom provides management and administration services to companies that render pay TV services in Uruguay under the brand Cablevisión through Telemás S.A., one of the Adesol’s subsidiaries. Cablevisión in Uruguay provides basic, HD or Premium Television Services.

In October of 2022, Cablevisión consolidated a new institutional visual identity and also of its products and services, integrating Uruguay with the FLOW brand. The new identity reflects the transformation towards a digital service platform and as a meeting point for entertainment led by Flow.

In this integration process, Flow consolidated all pay TV services and assumed those of the Cablevisión brand, which are now named Flow. This change of brand has not caused any type of modification in the contracted conditions of service to customers or their suppliers. Likewise, the means of contact, branches, telephone numbers and email addresses will be maintained.

Thus, Flow is consolidated as the meeting point for entertainment, and customers discover on this platform all the content they want, from the place they choose and through the device they prefer, in a flexible and simple way.The increasingly diversified access offered through Flow TV, Flow Box and Flow App allows the arrival of entertainment to all Uruguayan homes, providing not only pay TV services but also streaming services.

As of December 31, 2022, Adesol had approximately 129,503 subscribers in Uruguay, providing them with pay TV services under different technological platforms, DTH, cable, MMDS (Multichannel Multipoint Distribution System) and IPTV services, which offers our customers the possibility of watching television programs and On Demand content, not only in the traditional way but also from any device, through a modern platform.

Network and Equipment

During 2022 Adesol offered services through DTH (Direct To Home) Platform in Montevideo and the metropolitan area comprising Ciudad del Plata and different locations in the department of Canelones and in rural areas of northern of Uruguay. Adesol also offered services through cable TV in the capital cities of Artigas, Salto, Paysandú, Rivera, Tacuarembó and also in Paso de los Toros.

Competition

The television market in Uruguay has approximately 580 thousand subscribers, where Flow holds a 22% share, after DirecTV, that holds a 30%. Then, the rest is divided among different local distributors. Only DirecTV can sell its pay TV services across the whole country, while Flow and the rest of the pay television operators have only territorial licenses. In Montevideo, Flow leads the market with a 22% share, followed by DirecTV with a 21% share.

The market continues showing a downward trend, marked by the increase of online entertainment alternatives, mainly Netflix, YouTube, and also because of piracy and free services. Also, in February 2022, Disney agreed with Tenfield to provide Star+ the exclusive distribution for the local football streaming rights. In addition, in June 2022, Antel entered into an agreement for exclusive distribution of the local channels (4, 10 y 12) in mobile stand-alone streaming services, and carried out a rebranding of the service called VERA into ANTEL TV, filling the products with relevant content such as these channels and also offering for free the Soccer World Cup, with exclusive mobile streaming rights shared only with DirecTV Go. Lastly, in December 2022, Antel entered into an agreement with Disney to offer Star+ and Disney+ bundling with internet and mobile services. During 2022, we continue offering Disney+, Paramount+ and Star+ integrated to the Flow platform, seeking to turn Flow into a comprehensive platform attractive for our customers due to its content offering and its differential functionalities.

INFORMATION TECHNOLOGY STRATEGY

In 2022, we were focused on accelerating and scaling the Company’s digital transformation. To this end, we evolved our enabling platforms to improve our customers’ digital experience.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Among the highlights of 2022, we can mention:

Business Support Systems Transformation (the “#FAN Program”):

The #FAN Program is a comprehensive renewal program of the platforms managing the customer relationships (CRM), including the provision, charge, billing and collection of our services. As of December 31, 2022, the migration of mobile lines was almost complete, and a total of 19.2 million lines were already in the #FAN program. In addition, during 2022 we began the migration of Nplay customers (i.e., customers with more than one service rendered) according to the type of products contracted and the location. We aim to complete the migration of approximately 3.8 million entertainment customers during 2023.

SWITCH - Digital experiences:

The SWITCH program helps us to maintain a common strategy in our digital sales channels (e-commerce) and after-sales (self-management, bot and social media assistance) and provide our customers with a convergent and omnichannel experience. We launched the New E-Commerce and Convergent Self-Management APP, which allowed us to accelerate our digital experience through greater functionalities, permanent evolution, service transformation and personalized value content. In addition, we carry out the adaptation of the brand unification.

Data Phoenix Project:

The Data Phoenix Project is in its second year of functionality. Our objective is to enable a data platform that is available when required by our teams. It evolves the different Telecom data repositories by integrating them into a cleaner, more functional and consistent one.

During 2022 we were able to consolidate data from different domains, mainly from our BSS (Business support systems), OSS (Operations support systems), IOT, Digital and fintech.

Enabling Platform:

Pursuant to our business strategy, we focus on building task-oriented teams capable of working autonomously through a self-service platform with built-in security.

During 2022, CloudValley continued to evolve, CloudValley is our collaborative self-service portal that allows the management of infrastructure and services through a single catalog, supplementing our enabling platforms with a self-service portal that enhances the experience of our developers and all infrastructure users.

We have added connectors and techniques to streamline the loading and consolidation of data between different information sources. In addition, we have added four dashboards for the FinOps (Financial Operations) team, which provide detailed, granular, and recommendation-based information to aid utilization and fine-tune cost efficiencies in the AWS cloud.

Open Digital Architecture:

Under our simplified and open digital architecture strategy, we have made progress in the implementation of our APIfication model, initiating the availability of services embedded in APIs (Application Programming Interfaces) that allow their reuse, accelerating our developments and delivering value to our customers. During 2022, we developed 34 APIs that are currently being used by our new CRM, Self-Management and E-Commerce APP, which has allowed us to accelerate the time to market of various solutions. A reuse rate of 43% was achieved.

IT and Datacenter Operations

Datacenter 4 (“DC4”) develops a convergent infrastructure model with the aim of having a shared and convergent view of the services, processes and operations of our infrastructure. This year at DC4 we scaled our initial focus on efficiency and optimization to

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

an evolutionary program focused on delivering value to our customers. The platform bases its lifecycle on three major focuses, NPS, efficiency and evolution.

We closed the year 2022 with a platform composed of five cells and 45 people working on it. This platform was designed to maximize value delivery and streamline internal operations, which allow us to multiply the deployment of services by 4.2x compared to 2021, reaching 240 implemented services and 680 extensions, improving our time to market by 63%.

The deployment of our services is conducted through an automation-based portal that allows us to continue our progression towards self-service. Given the high adoption of the model by our customers (147 different internal customers), we doubled our capacity at the level of infrastructure equipment, which allows us to perform prioritizations at the scale of our backloop.

The DC4 platform works 100% on an agile model, demonstrating great adaptability to context changes. During 2022, CORE company services such as Flow, Mobile Network Tools and Operations support systems (OSS) were integrated to this solution.

In our organizational design our Streams are focused on serving our customers with a constant monitoring of our internal NPS and feedback to the evolution of our product portfolio generating new service standards.

During 2022, we scaled our Container platform, which already hosts more than 56 modernized applications working with a DevOps culture, and we continue to support the transformation of Telecom in the modernization of its services.

During the last stage of 2022, we began to deepen our Multicloud Hybrid model, which gives us the elasticity to scale in a sustainable way the enablement of the services required by the Company with a 100% digital look focused on the customer.

Cybersecurity

We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes and procedures developed on the basis of guidelines and criteria addressed by Law No. 25,326 on personal data protection and the Payment Card Industry Data Security Standard, which has been audited and certified as of February 2023. Additionally, we make regular security assessments, which allow us to complement and improve ongoing initiatives and our cybersecurity strategic plan.

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

We have also redesigned our Cybersecurity area to be closer to product and service development areas, creating new teams that work together with technical product managers to establish cybersecurity needs through the design of new and current products and their development cycles.

During 2022, two security incidents were recorded in Argentina, which were managed in accordance with our existing incident response protocols, and we pressed the corresponding criminal charges. Additionally, a minor security incident was recorded in Paraguay. While investigations are still underway, the malicious activity has been fully mitigated and, currently, there is not any evidence that our infrastructure or network has been affected or compromised.

Based on the information available as of the issuance of this Annual Report, we have not found any evidence indicating that the personal data the Company has undertaken to protect has been compromised.

For more information regarding cybersecurity risk, see “Item 3—Key Information—Risk Factors— Risks Relating to Telecom and its operations—A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.”

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

MARKETING AND CUSTOMER CARE

Sales and Marketing

Telecom’s marketing strategy focuses on cross-selling the full range of services to its subscribers, to offer innovative services to its existing customers, and to upgrade existing Broadband customers to higher speeds. An increase in the number of subscribers who receive all of Telecom’s fixed and mobile telecommunications, cable television and Internet services, together with an increase in the numbers of services provided to its existing subscribers is expected to result in an increased ARPU. As part of Telecom’s strategy to generate a broader ecosystem of solutions for our customers, during 2022, we launched Personal Pay, expanding opportunities with digital solutions that add value to our customers and promote financial inclusion.

Telecom’s marketing activities included:

●	advertising on television, radio, newspapers, billboards on the streets and local programming channels offered to customers;
●	increase in online advertising, with the aim of growing digital share;
●	telemarketing directed to potential and former customers, as well as current customers who have not subscribed to any premium services;
●	mailing information and special promotional material to current and potential customers; and
●	special events for Telecom’s customers, some of which are sponsored jointly with programming providers.

Customer Support

Telecom’s customer service operations related to fixed and mobile telephony services, Internet services and cable television services, are provided through a unified center (the “Contact Center”), which includes specialized call centers and customer service representatives consisting of in-house and third-party personnel, available 24 hours a day, 365 days a year. By calling the customer service hotline, mobile telephony customers can make inquiries about their accounts. Our model of care includes a special telephone channel for high-value customers.

Likewise, customers can contact by email and chat through our website, as well as through social networks such as Twitter and Facebook. Accessibility through social networks is particularly important in Latin American countries and especially in Argentina, which has a high degree of penetration in social networks.

In line with current market demands, we also provide the option for account self-management through special online portals, therefore simplifying the procedure and providing our customers with alternatives. Access to these online portals includes processes for validating customer identities and analyzing behavioral patterns to anticipate their needs.

Telecom has special customer service programs specifically tailored to the convergent solutions we provide. We implemented and unified in a single contact center platform the different customer-to-provider contact channels (including telephone, face-to-face contacts, social networks (mainly Twitter and Facebook) and Multimedia (chat, email). We implemented a real-time decision platform to deliver personalized customer service.

In addition, Telecom also offers a paperless option for invoices and other customer service processes, replacing them with free digital invoices.

The Company focuses on using and promoting the use by customers of all digital communication channels for commercial purposes, throughout “Mi Personal Flow App”, as the center of digitalization of customer service, plus the incorporation of artificial intelligence to better solve service queries.

In order to monitor network performance and improve customer service, the NPS is measured for the HFC fixed network, the FTTH fixed network and the mobile network. This indicator includes both the Customer Experience Index and the number of detractors and is measured internally with the Qualtrics platform.During 2022 the NPS experienced an improving trend in all services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

SUSTAINABILITY

At Telecom, sustainability is a management model embedded in our corporate policy that allows us to carry out our operations focusing on the generation of value in our economic, social and environmental performance.

Telecom is a member of the United Nations Global Compact since 2004 and complied with the 10 principles on human rights, quality of employment, environmental care and the fight against corruption. The Company’s commitment to comply with such principles is ratified every year and is part of its sustainability model. This model is based on the Company’s Code of Ethics and Conduct which incorporates, through declarations of principles and values, moral and ethical foundations within the organization.

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

Sustainability management is based on three topics: Environmental, Social and Corporate Governance (ESG). These topics translate into five lines of action:

●	Environmental Management: We protect the workplace and the environment.
●	Digital Business: We innovate in technology solutions, focusing on digital experience, security, and privacy.
●	Social Commitment: We promote the digital inclusion and talent in the community through the use of technology.
●	Our People: We promote diversity and a culture of innovation and digital transformation in our work teams.
●	Ethics and Transparency: We ensure compliance with ethical and transparency standards.

In 2022 we developed and published our Sustainability Policy, to define a framework for the Company´s sustainable management, aligning the principles under which the activities are expected to be carried out. They include the aspects that make up our commitment to sustainability and relationships with all stakeholders.

Our 2022 Sustainability Plan promoted good practices aimed at all our stakeholders - community, employees, suppliers, environment, customers, and investors - seeking to enhance the contribution of Telecom’s social and environmental performance.

Telecom has developed a social investment plan aimed at the community that is focused on the promotion of the use of technology as a tool for the community’s progress and growth. The plan currently comprises three initiatives:

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

Regarding our environmental policy and strategy, we seek to build a business model that minimizes the environmental footprint of the services we provide. This commitment entails the responsible use of natural resources and materials, favoring a circular economy and the management of products and materials at the end of their life cycle.

We work on different lines of action, such as the identification of energy efficiency opportunities, the responsible waste management, the minimization of environmental risks, the development of an internal environmental culture based on awareness, and the inclusion of sustainability principles in our products and services, and in our value chain.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

This year, for the first time, we reported our carbon footprint to the Carbon Disclosure Project (CDP). CDP seeks to collect information on greenhouse gas (GHG) emissions from companies and, through an independent scoring methodology, they measure corporate progress on climate change.

We communicated all these initiatives among our stakeholders through our Sustainability Report, a document we have been publishing for 15 years. It summarizes our progress and the challenges in building a sustainable management, with a focus on the creation of value for our audiences and for society in general. In 2022, we published our second Integrated Report in which we report on our ESG impacts through financial and non-financial information included in a single document.

The Integrated Report complies with the Integrated Report Framework and the international sustainability guidelines issued by the Global Reporting Initiative (GRI). It details our contribution to the United Nations Sustainable Development Goals (SDG) and its 2030 Agenda and to the 10 principles of the United Nations Global Compact, as well as our compliance with International Standard ISO 26.000:2010 and with the standards established by the Sustainability Accounting Standards Board (SASB). In addition, since 2011, we have submitted the Company’s indicators to an external assurance review. The Integrated Report is also our Communication on Progress of the United Nations Global Compact Principles.

Additionally, the Integrated Report was prepared in accordance with The International (IR) Framework of the Value Reporting Foundation. Thus, the value creation model shows our contribution through the Sustainability Strategy to the six capitals proposed by the framework: Financial, Industrial, Intellectual, Human, Social and Relational, and Natural.

From 2022, the Integrated Report will also integrate the company’s annual corporate information required by the GCL, for which reason it will be called “Integrated Annual Report”.

During 2022, we continued to attend investor inquiries about information requirements, actions and impact of the Company in matters of ESG and we learn about the latest trends on the subject through virtual conferences and webinars. In addition, we met with rating agencies, which include ESG factors in their credit analysis considerations for the Company, and during Sustainability Week we held a presentation on Sustainable Finance emphasizing the importance of ESG criteria in the world of finance.

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

Our subsidiary Micro Sistemas is registered as a PSP (Payment Service Providers that offer payment accounts), as an Interoperable Digital Wallet and as Other Non-Financial Credit Provider, and is under the oversight of the BCRA. In that regard, during fiscal years 2020 and 2021, the BCRA issued several Communications, whereby, among other things, it established the same rules for legal entities that, without being financial entities, serve at least one function in the provision of payment services, and therefore, compete. The most important provisions of the effective legislation are related to (i) the offering of accounts and funds management; (ii) Oversight and Reporting Regime; and (iii) transparency.

In addition, our subsidiary is subject to the terms of “Financial Information Unit” (Unidad de Información Financiera) regulations for this type of operations.

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

United States

Our fixed wholesale telecommunications operations in the United States are subject to the authority of the Federal Communications Commission.

REGULATORY FRAMEWORK

Argentina

In Argentina, the provision of fixed and mobile telecommunications services, Internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The regulatory framework applicable to our business includes:

●	Argentine Digital Law (“LAD”) and its amendments;
●	Law No. 19,798 (to the extent it does not conflict with the LAD);
●	the Transfer Agreement and the List of Conditions; and
●	the licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations.

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

Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, the PEN issued Decree No. 690/20 (“Decree N° 690/20”), which has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20:

●	declared ICT Services as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered the ENACOM to ensure accessibility;
●	established that the prices of: (i) the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii)the prices of those services determined by the ENACOM for public interest reasons, shall be regulated by ENACOM;
●	ENACOM established the price and characteristics of each service of the ICT’s PBU;
●	suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020; and
●	allowed ICT licensees to increase retail prices for services up to 5% during January 2021, considering the prices effective as of July 31, 2020 as the price of reference. Also, provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

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

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On April 30, 2021, the Federal Court of Appeals on Administrative Litigation Matters decided by majority to grant the injunction requested, ordering the suspension of the effects of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and it has been extended for equal periods, the last extensions granted being on September 29, 2022 and March 8, 2023 until September 8, 2023.

On December 2, 2022, Chamber II of the Federal Court of Appeals on Administrative Litigation Matters, confirmed the first instance resolution on September 29, 2022. Based on injunctive relief granted, the Company increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021 by resolution of Chamber II of the Federal Administrative Court of Appeals.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice, which was denied on November 15, 2022.

Consequently, the precautionary measure is fully in force as of the date of issuance of these Annual Report, through extensions of six-month periods.

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

On September 3, 2020, ENACOM issued Resolution No. 721/20. Although several modifications were introduced, the new Universal Service Regulation maintains the contributions to the Universal Service Fiduciary Fund of licensees at the level of 1% of ICT’ total accrued revenues, as provided by the previous Regulation.

OTHER MATERIAL REGULATIONS

Telecom is also subject to other material regulations in Argentina, such as the Regulation of ICT Services, the General Rules Governing ICT Service Customers, the Number Portability Regulation, General Rules Governing Interconnection and Access, Quality Rules for ICT Services, National Rules for Contingencies, International Roaming Agreement between Chile and Argentina, Infrastructure Sharing Regulation and Subscription Television Services Regulation, Regulatory Authority’s Penalty, among others.

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

For further information on the most relevant Regulatory Framework matters, see Note 2 to our Consolidated Financial Statements.

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

Activities relating to Iran

Commercial Agreements with International Carriers (fixed services):

During 2022, we have provided international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Our total expenses under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately US$703 as of December 31, 2022.During 2022, and regarding outgoing traffic, we have sent traffic to Iran only through Telecom Italia Sparkle S.p.A (Italy).

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

Roaming agreements (mobile services)

Until February 1, 2019, we had a Roaming agreement (mobile services) with Mobile Company of Iran (MCI) (formerly TCI), which allowed our mobile customers to use their mobile device on a network outside their subscriber’s home network (see “Glossary of Terms—Roaming”).

As of December 31, 2022, receivables and payables generated under the roaming agreement with the MCI were as follows:

	(In thousands of P$)
Roaming agreements (mobile services)	Receivables	Payables
Iran	22	29
Total	22	29
% of respective consolidated total amounts	(a)	(a)

(a)Less than 0.001%.

Activities relating to the Designated Countries – Cuba, North Korea and Syria

In addition to the mandatory disclosure pursuant to ITRSHRA described above, our activities that directly or indirectly relate to the “Designated Countries” (countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls), during 2022, were the following:

i. Roaming agreements (mobile services)

During 2022 we maintained Roaming agreements with ETECSA Cuba. Our Roaming agreement with MTN Syria was terminated on February 1, 2019, through a notarial certificate stating the termination at a technical level of such service.

Núcleo, our subsidiary in Paraguay, maintains a Roaming agreement with MTN Syria. However, there is no billable traffic through this agreement or open balances.

We do not maintain any commercial relationship with North Korea.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2022, revenues, expenses, receivables and payables related to roaming agreements were as follows:

	(In thousands of P$)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Syria	N/A	N/A	N/A	40
Cuba	222	3,410	405	1,809
Total	222	3,410	405	1,849
% of respective consolidated total amounts	(a)	(a)	(a)	(a)
(a)	Less than 0.001%.

	(In thousands of P$ in current currency)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Syria	N/A	N/A	N/A	40
Cuba	310	4,765	405	1,809
Total	310	4,765	405	1,849
% of respective consolidated total amounts	(a)	(a)	(a)	(a)
(a)Less than 0.001%.
ii.	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

We do not maintain any commercial relationship involving Syria or North Korea.

Regarding outgoing traffic, during 2022, Telecom has sent traffic to the Designated Countries mainly through MCI, GM, HK China Mobiles and Vodafone among others.

Regarding incoming traffic, Telecom Argentina charges the relevant international carrier for traffic ending in Telecom’s network. Consequently, Telecom Argentina does not know the country of origin of such traffic, except for incoming traffic with ETECSA, which comes directly from Cuba. On May 1, 2022, the agreement with ETECSA (Cuba) was finalized.

Accordingly, our total payables and receivables from international carriers include balances arising from traffic related to the Designated Countries but it is not possible to segregate them, except for those balances with ETECSA, which are only related to Cuba.

As of December 31, 2022, revenues, expenses and payables from commercial agreements with the Designated Countries were as follows:

	December 31, 2022
	(In thousands of P$)
Commercial Agreements with International Carriers (fixed services)	Revenues	Expenses	Payables
Cuba	50	12,017	12,017
Total	50	12,017	12,017
% of respective consolidated total amounts	(a)	(a)	(a)
(a)Less than 0.001%.

The figures described in the table above are wholly immaterial with respect to the Company’s Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following table sets forth our capital expenditures for each of the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
		(P$ million)
Real estate	354	25	18
Switching equipment	2,200	1,225	1,280
Mobile network access, external wiring & transmission	22,992	25,121	28,701
Computer equipment and software	21,407	10,749	8,051
Construction in progress	24,702	43,542	40,725
Materials	38,934	72,849	59,182
Other	9,482	6,742	19,176
Subtotal tangible capital expenditures	120,071	160,253	157,133
Licenses	1,348	569	—
Incremental Cost from the acquisitions of contracts	3,323	4,562	5,187
Other	1,527	1,262	1,549
Subtotal intangible capital expenditures	6,198	6,393	6,736
Total capital expenditures in PP&E and intangible assets	126,269	166,646	163,869
Right of use assets	20,997	35,363	32,396
Total capital expenditures in PP&E and intangible assets and Right of use assets	147,266	202,009	196,265

Our capital expenditures were approximately US$714 million in 2022, US$752 million in 2021 and US$680 million in 2020, and represented 17.3%, 20% and 18.6% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2023 will be approximately US$538 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

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

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying the amount of PP&E:

	As of December 31, 2022
	Services rendered
	in Argentina	Other abroad	Total

	(P$ million)
Real estate	113,294	1,224	114,518
Switching equipment	14,521	3,462	17,983
Mobile network access, external wiring & transmission	340,001	13,204	353,205
Computer equipment and software	73,116	2,759	75,875
Construction in progress	54,925	3,918	58,843
Materials	78,942	3,040	81,982
Others	92,199	8,039	100,238
Total PP&E, net carrying value	766,998	35,646	802,644	(1)
(1)	Excluding valuation allowance for obsolescence and impairment of materials for P$9,079 million and impairment of PP&E for P$771 million.

All the above-mentioned assets were used to provide service to our customers.

As of December 31, 2022, we have entered into purchase commitments relating to PP&E totaling P$35,963 million. Our current major suppliers of PP&E are Huawei International Co. Limited, Huawei Tech Investment Co. LTD Argentina, IATEC S.A., Citytech S.A., Newsan S.A., Stratton Nea S.A., Sagemcom BroadBand Sas, IBM Argentina S.R.L., Apex Chaco S.A., and Centro Interacción Multimedia S.A.

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

Management Overview

At Telecom we develop our activities taking into consideration the global impact on the society, with a sustainable management integrated to the business, which promotes the use of technology as a response to social and environmental demands.

In the last few years we continued our evolution from an ICT company to a tech-co company. We have implemented work methodologies based on agility and collaboration. We seek to develop working communities as part of the wide cultural transformation in the entire Company.

In addition, we seek to go beyond connectivity, to accompany the challenges of the digital economy and develop new 100% digital businesses, based on IoT, fintech, cybersecurity, entertainment and smart home solutions, among others, through our commercial brands (Personal and Flow for individuals, Telecom for the corporate segment: i.e., companies, SMEs, institutions and government, and Personal Pay for fintech).

As a leading company in the digital ecosystem, we understand that in a society undergoing digital transformation, having connectivity is necessary, but not sufficient for digital inclusion. That is why we are actively engaged with the community, bringing people closer to technology to improve their quality of life, through our own free programs.

As intensive energy users, we also seek to generate new opportunities to make our business model compatible with the energy efficiency highest standards.

We know that in building our employer brand and attracting the talent we need to continue deepening our transformation, the digital footprint of each of the 21,729 people who are part of the Company. And we seek to give them more and more reasons every day to cultivate the pride in belonging to Telecom.

Fiscal year 2022 was a highly challenging year, due to the broader economic, social, regional and global context. However, thanks to the efficiencies we implemented and the financial health of the Company, we were able to maintain the operating variables for the sustainability of the business.

However, we need to continue to focus our energy on maintaining a balance between revenues and costs. To this end, we have a committed management team with common objectives: to ensure the sustainability of the business and offer the best service experience to our customers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We work every day to evolve our way of communicating with all our audiences, and especially with our customers, our company’s main reason for being. And we are especially grateful to them, because every day they choose us to empower their world with the applications, services and solutions we make available to them. With them, we remain committed to continue improving and adding value, to continue accompanying them in the evolution of their digital life.

Consolidated revenues in 2022 amounted to P$729,182 million as compared to P$828,831 million in 2021 and P$886,765 million in 2020. The decrease of P$99,649 million in 2022 (a 12% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 94.8% and the Company did not transfer the totality of this inflation to its prices. The decrease of P$57,934 million in 2021 (a 6.5% decrease) was mainly due to lower services revenue and the fact that the inflation rate for the year 2021 amounted to 50.9% and the Company did not transfer the totality of this inflation to its prices, partially offset by higher equipment revenues.

Net loss in 2022 amounted to P$205,640 million as compared to a net income of P$19,362 million and net loss of P$15,007 million in 2021 and 2020, respectively. Net loss for 2022 increased by P$225,002 million as compared to 2021. Net loss attributable to Telecom Argentina amounted to P$207,833 million in 2022. Net income attributable to Telecom Argentina amounted to P$16,878 million in 2021. Net income for 2021 increased by P$34,369 million as compared to 2020. Net loss attributable to Telecom Argentina amounted to P$16,803 million in 2020.

For a detailed analysis of our results of operations for fiscal year 2022, see “—Years ended December 31, 2022, 2021 and 2020” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2022, 2021 and 2020—Factors Affecting Results of Operations” and “—Trend Information” below.

Finally, from a financial point of view, during the current year, we issued in the local market new Notes for a nominal value of US$ linked 98 million and P$2,348 million and we executed several lines of credit with multilateral organizations, among which a line of credit stands out to finance the expansion of the coverage of fixed and mobile network with IFC for a total amount of up to US$184.5 million. This was possible thanks to the confidence of the national and international markets in the Company’s credit strength and business strategy. Additionally, it should be noted that, during 2022, the Company distributed non-cash assets dividends for a total amount of P$31,634 million (P$45,258 million in current currency as of December 31, 2022).

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

Years ended December 31, 2022, 2021 and 2020

For purposes of these sections, the fiscal years ended December 31, 2022, 2021 and 2020 are referred to as “2022,” “2021” and “2020,” respectively.

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

During 2020, aggregate economic activity was mainly affected by the COVID-19 pandemic. That year, Argentina experienced the sharpest year-on-year GDP decline in its economic history since 2002. During 2021, the economy started to recover and experienced a growth of approximately 10.3% as compared to 2020.

During 2022, given the considerable decline in infection levels thanks to the large-scale vaccination campaigns that reached the whole population, and that the current cases mostly entail mild symptoms, the Ministry of Health waived the obligation to keep social distancing and the use of face masks, establishing, however, recommendations for general care at work, educational and social environments and at public transport.

On the other hand, the international conflict that started in March 2022 between Ukraine and Russia also led to a fall in financial markets, an increase in the prices of raw materials and certain commodities (for example wheat and oil, among others), causing an increase in inflation rates, fluctuations in the exchange rate of foreign currencies, and a general increase in interest rates.

Economic activity in Argentina continued to expand during 2022 and the GDP grew 6.4% when compared to the previous year.

Although in 2022 there was a decrease in public spending and higher tax revenues compared to 2021, the fiscal deficit persisted. As of December 31, 2022, the Peso depreciated by 72.5% against the US dollar, while inflation increased in the year-on-year comparison reaching 94.8% at the end of December 2022.

During 2022, exports evolution was favorable and the trade balance was positive for US$6,923 million, allowing the accumulation of international reserves. However, the financial demand for foreign currency increased significantly, mainly driven by Argentina’s reliance on money issuance and a drop in the demand for Argentine Pesos. Moreover, Central Bank reacted to the consequent loss of international reserves by reinforcing foreign exchange controls for individuals and companies.

Regarding external debt, the restructuring of Argentina’s foreign-currency denominated debt in 2020 (including foreign-law governed debt and bonds governed by Argentine law), the Argentine government reached an agreement with the IMF on a new program. On January 28, 2022, the IMF and the Argentine government reached an understanding on certain key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. During March, 2022, the Senate approved the agreement between Argentina and the IMF. On September 19 and December 2, 2022, the IMF staff and the Argentine authorities reached a staff-level agreement on the second and third reviews, respectively, under the extended fund facility arrangement. Additionally, on October 7 and December 22, 2022, the IMF Executive Board completed the second and third reviews, respectively, of the extended arrangement under the extended fund facility. As of December 31, 2022, Argentina’s country risk stood at 2,213 points.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises, but includes several factors of hyperinflation. Since July 1, 2018,

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information in constant Argentine Pesos as of December 31, 2022, for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation could accelerate, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.d) to our Consolidated Financial Statements.

The CPI index has registered an increase of 94.8%, 50.9% and 36.1% on a year-over-year comparison for 2022, 2021 and 2020, respectively. See Note 1.d) to our Consolidated Financial Statements.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2022 and must be restated using the annual index of the current year.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as PP&E, Intangible Assets (including Goodwill) with an impact on deferred taxes and an increase in the Company’s equity, including shareholders’ contributions.

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the inflation adjustment provided for in Title VI of the tax law from the year 2019, period from which the percentages of variation are verified. of the CPI index required by the standard.

Likewise, said regulations provide that the adjustment for inflation that corresponded to the first and second fiscal years beginning on January 1, 2019, must be attributed one sixth in that fiscal period and the remaining five sixths, in equal parts, in the five periods next immediate prosecutors. The inflation adjustment corresponding to the fiscal years beginning on or after January 1, 2021, is allocated in full to the fiscal year.

Notwithstanding the aforementioned, it was additionally established, in general, the update of the cost of various assets -in the event of disposal- and the update of the computable amortizations of movable and immovable assets, for all acquisitions or investments that are made in years beginning on or after January 1, 2018 based on CPI variations.

On December 1, 2022, Law No. 27,701 was enacted. Law No. 27,701 provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022 may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said option will only proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of fixed assets (except automobiles) during each of the immediate fiscal periods following the computation of each third, for an amount greater than or equal to the P$30 billion. Given that the Company expects to make investments during 2023 for more than P$30 billion, as of December 31, 2022, it has determined the income tax inflation adjustment as stipulated in Law No. 27,701.

During the years ended December 31, 2020, 2021 and 2022 the variation of the IPC exceeded the threshold set for the application of the income tax inflation adjustment for tax purposes for these years. Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$98,510 million as of December 31, 2022.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

In 2022, the Argentine Peso’s rate of devaluation accelerated against major foreign currencies, particularly the U.S. dollar. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 72.5% against the U.S. dollar during the year ended December 31, 2022 (compared to 22.1% and 40.5% in the years ended December 31, 2021 and 2020, respectively).

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

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10-Additional Information-Foreign Investment and Exchange Controls in Argentina”.

	Average(1)	End of Period
Year Ended December 31, 2020	71.61	84.15
Year Ended December 31, 2021	95.81	102.72
Year Ended December 31, 2022	130.87	177.16
March 2023 (through March 13, 2023)	—	201.86

(1)Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

Internal Growth

Total monthly ARPU for mobile telephony services in Argentina was P$1,102.6 in December 2022 as compared to P$1,201.9 in December 2021. Total monthly ARPU for Internet services in Argentina was P$3,052.4 in December 2022 as compared to P$3,364.3 in December 2021. Total monthly ARPU for our cable television services of Telecom Argentina was P$3,006.9 in December 2022 as compared to P$3,668.3 in December 2021. Total monthly ARPU in our fixed telephony services in Argentina was P$1,445 in December 2022 as compared to P$1,513.9 in December 2021.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows certain information regarding calculation of ARPU as of the dates specified:

	2022	2021	2020
Number of fixed telephony services lines (thousands)(1)	1,910	2,417	2,821
ARPU (in P$/month) (national + international) (4)	1,445	1,513.9	1,688.7
Number IP fixed telephony services lines (thousands)	1,097	721	347
Internet access (thousands)	4,116	4,248	4,158
ARPU Internet (in P$/month) (4)	3,052.4	3,364.3	3,737.1
Personal Mobile telephony services lines (thousands)	20,244	20,129	18,433
ARPU Personal (in P$/month) (4)	1,102.6	1,201.9	1,282.5
MBOU Personal (in Mb per user/month)	5,185.2	4,317.1	3,984.7
Núcleo’s customers (thousands)(2)	2,456	2,414	2,351
ARPU Núcleo (in P$/month) (5)	893.3	1,239.9	1,324.6
MBOU Núcleo (in Mb per user/month)	8,763.8	8,860.7	7,433.6
Cable TV subscribers (thousands)	3,489	3,569	3,553
ARPU Cable TV (in P$/month) (4)	3,006.9	3,668.3	4,064
Headcount (3)	21,729	22,587	23,254
(1)	Includes lines customers, own usage, public telephony and Integrated Services Digital Network (“ISDN”) channels.
(2)	Including Wi-Max Internet customers.
(3)	Including temporary employees, if any.
(4)

Includes restatement in current currency as of December 31, 2022 in accordance to IAS 29, for further information please see “—Years ended December 31, 2022, 2021 and 2020-Consolidated Results of Operations below”

(5)	Includes P$441.4, P$710.7 and P$941.6 related to the restatement in current currency as of December 31, 2022 in accordance to IAS 29 as of December 31, 2022, 2021 and 2020, respectively.

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

On August 22, 2020, the PEN issued Decree No. 690/20, which amended the LAD. Decree No. 690/20 declared as “Essential Public Services and of Strategic Competition” the ICT services (which include fixed and mobile telephony, cable TV and Internet services) and the access to telecommunication networks for and between licensees, and empowered ENACOM to guarantee their accessibility.

In this context, the Company requested a precautionary measure to suspend the application of the aforementioned ENACOM regulations and Decree No. 690/20. Currently, the precautionary measure is in force until September 8, 2023 through extensions of six-month periods.

For more information on Decree No. 690/20 and its regulating resolutions, see “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

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

For more information, see “Item 4- The Business- Main Products and Services”.

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

In Internet services, we must constantly upgrade our access to technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide subscribers with new and better services, Telecom must enhance its mobile networks extending 4G/4G+ technology and bandwidth for mobile data transmission Moreover, Telecom is developing an LTE infrastructure expeditiously, in response to regulatory requirements and development in the market for the mobile services. We are also beginning with the deployment of 5G technology that will allow us to expand our product portfolio and meet market demands in the future.

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

For 2022, we reported net loss of P$205,640 million as compared to 2021 net income of P$19,362 million, and net loss of P$15,007 million in 2020. Net loss attributable to Telecom Argentina totaled P$207,833 million in 2022. Net loss for 2022 increased by P$225,002 million as compared to 2021. Net income attributable to Telecom Argentina totaled P$16,878 million in 2021. Net income for 2021 increased by P$34,369 million as compared to 2020. Net loss attributable to Telecom Argentina amounted to P$16,803 million in 2020.

Consolidated revenues in 2022 amounted to P$729,182 million as compared to P$828,831 million in 2021. The decrease of P$99,649 million in 2022 (a 12% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 94.8% and the Company did not transfer the totality of this inflation to its prices. The decrease of P$57,934 million in 2021 (a 6.5% decrease) was mainly due to lower services revenue and the fact that the inflation rate for the year 2021 amounted to 50.9% and the Company did not transfer the totality of this inflation to its prices, partially offset by higher equipment revenues.

In 2022, operating costs (including depreciation, amortization and impairment of fixed assets) amounted to P$1,024,123 million, representing an increase of P$189,863 million, or 22.8% as compared to 2021. The increase in operating costs in 2022 was mainly due to the Goodwill impairment recognized during the year. For additional information regarding the impairment of Goodwill, see Note 3.v.1) to our Consolidated Financial Statements. In 2021, operating costs (including depreciation, amortization and impairment of fixed

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

assets) amounted to P$834,260 million, representing an increase of P$7,164 million, or 0.9% as compared to 2020. The increase in operating costs in 2021 was mainly due to the Company’s investment plan.

Telecom carries out its activities in Argentina and abroad (Paraguay, Uruguay and the United States). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad, taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified under IFRS to qualify as reportable segments, they are grouped within the category “Other abroad segments” according to the requirements of the IFRS 8.

However, since operations abroad are not material, the explanations set forth below reflect mainly developments and information attributable to our operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, since such activities are not significant and do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments. The Executive Committee and the CEO will continue to monitor the evolution of the Company’s fintech business to assess its eventual consideration as a separate reportable segment if it meets the requirements established by IFRS for that purpose.

(A.1) 2022 Compared to 2021

	Year ended
	December 31,
	2022	2021	Total Change

	(P$ million)%			(P$ million)
Revenues	729,182	828,831	(12.0)	(99,649)
Operating costs (without depreciation, amortization and impairment of fixed assets)	(528,802)	(570,210)	(7.3)	41,408
Adjusted EBITDA(1)	200,380	258,621	(22.5)	(58,241)
Depreciation, amortization and impairment of fixed assets	(495,321)	(264,050)	87.6	(231,271)
Operating loss	(294,941)	(5,429)	N/A	(289,512)
Earnings from associates	819	770	6.4	49
Debt financial expenses	29,744	55,906	(46.8)	(26,162)
Other financial results, net	32,234	33,015	(2.4)	(781)
Income tax benefit (expense)	26,504	(64,900)	N/A	91,404
Net (loss) income	(205,640)	19,362	N/A	(225,002)

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(207,833)	16,878	N/A	(224,711)
Non-controlling interest	2,193	2,484	(11.7)	(291)
(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net (loss)/income to adjusted EBITDA in section “Adjusted EBITDA.”

In 2022, Adjusted EBITDA totaled P$200,380 million, representing 27.5% of consolidated revenues. Depreciation and amortization totaled P$495,321 million (which includes the effect of goodwill impairment for P$243,900 million). Consequently, the operating loss for 2022 amounted to P$294,941 million.

In 2022, net loss amounted to P$205,640 million. Additionally, financial results, net amounted to P$61,978 million and income tax benefit amounted to P$26,504 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Revenues

	Year ended
	December 31,
	2022	2021	Total Change

	(P$ million)%			(P$ million)
Mobile Services	293,112	313,872	(6.6)	(20,760)
Internet Services	161,740	176,810	(8.5)	(15,070)
Cable Television Services	130,904	160,802	(18.6)	(29,898)
Fixed and Data Services	89,023	114,792	(22.4)	(25,769)
Other services revenues	5,782	4,514	28.1	1,268
Services Revenues	680,561	770,790	(11.7)	(90,229)
Equipment revenues	48,621	58,041	(16.2)	(9,420)
Revenues	729,182	828,831	(12.0)	(99,649)

During 2022, total consolidated revenues decreased by 12% amounting to P$729,182 million as compared to P$828,831 million in 2021.

Albeit the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 94.8% and the Company did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$680,561 million in 2022, decreasing 11.7% as compared to P$770,790 million in 2021 and represented 93.3% of consolidated revenues. Equipment revenues amounted to P$48,621 million in 2022 as compared to P$58,041 million in 2021, and represented 6.7% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2022 increased consolidated revenues to P$190,474 million and P$471,483 million in 2022 and 2021, respectively.

Consolidated revenues for 2022 and 2021 are comprised as follows:

Mobile Services

Mobile services revenues in 2022 amounted to P$293,112 million (a decrease of P$20,760 million or 6.6% as compared to 2021), being the principal contributor to our total services revenues for 2022 (43.1% of consolidated services revenues in 2022 as compared to 40.7% in 2021).

The effect generated by the restatement in current currency as of December 31, 2022 included in Mobile services revenues amounted to P$75,949 million and P$178,426 million in 2022 and 2021, respectively.

Mobile services revenues in Argentina amounted to P$268,035 million (a decrease of P$13,291 million as compared to 2021), due to a decrease of 8.3% in the ARPU, partially offset by an increase of 0.6% in the number of customers.

Personal’s mobile customers amount to 20.2 million and 20.1 million as of December 31, 2022 and 2021, respectively. The main ratios related to the services provided to these customers were:

●	57% of total are prepaid customers and 43% consist of postpaid customers as of December 31, 2022, compared to 59% and 41% respectively, as of December 31, 2021.
●	Mobile internet services revenues represent 86% of Personal’s customer total services revenues as December 31, 2022, compared to 75% as of December 31, 2021.
●	The ARPU amounted to P$1,102.6 as of December 31, 2022 (vs. P$1,201.9 as of December 31, 2021), representing an 8.7% decrease. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounted to P$282.5 and P$681.3 as of December 31, 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

●	The average churn rate per month amounted to 2.3% in December 2022 (vs. 1.5% average in December 2021).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.8 million customers with 4G devices. The traffic carried by 4G technologies during 2022 corresponds to 95% of the total traffic. Telecom continued with the expansion of 5G to support the growth of the mobile Internet and the improvement in the quality of service along with the launch of new Value Added Services.

Telecom has been preparing to receive 5G technology by expanding the coverage, availability and capacity of the network through a technological reconversion and continuing the deployment of 4G. In 2022, 143 sites with 5G DSS mobile antennas were enabled in Buenos Aires, Rosario, the Atlantic Coast, Córdoba, Santa Fe, Corrientes, Posadas and Paraná.

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues -excluding out collect wholesale roaming, cell site rental and reconnection fee revenues and others- (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2022:

Year ended December 31,
2022
(P$ million)
Total Mobile service revenues	268,035
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(2,144)
Adjusted total service revenues included in the ARPU calculation	265,891
Average number of subscribers during the year (thousands)	20,097

Mobile services revenues generated in Paraguay amounted to P$25,077 million in 2022 (vs. P$32,546 million in 2021, representing a 22.9% decrease). The decrease was mainly due to the decrease in ARPU and the customer base, partially offset by the appreciation of the Guaraní against the Argentine Peso. The main ratios related to mobile services in Paraguay as of December 31, 2022 were:

●	Núcleo’s subscriber base reached 2.3 million customers as of December 31, 2022;
●	approximately 79% of the total of customers consisted of prepaid customers, and 21% consist of postpaid customers, as of December 31, 2022; while approximately 82% of the total of customers consisted of prepaid customers, and 18% consisted of postpaid customers, as of December 31, 2021;
●	ARPU amounted to P$893.3 as of December 31, 2022 (vs. P$1,239.9 as of December 31, 2021), representing a 28% decrease; and
●	the churn rate per month amounted to 3.3% in 2022 and 2021.

Internet Services

Internet services revenues amounted to P$161,740 million in 2022 (equivalent to 23.8% of total consolidated services revenues), decreasing P$15,070 million or 8.5% as compared to P$176,810 million in 2021, mainly due to the decrease in the Broadband Internet access ARPU of 9.3%, which reached P$3,052.4 in 2022 as compared to P$3,364.3 in 2021. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounted to P$798.3 and P$1,912 as of December 31, 2022 and 2021, respectively.

The customer base in 2022 amounted to 4.1 million subscribers, remaining approximately at the same level as 2021. Internet services churn rate per month amounted to 1.6% and 1.5% as of December 31, 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In connection with initiatives to continue developing the experience of fixed internet service customers, during the end of 2022, Personal announced that it doubled the internet speed to all its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb, and the lowest speeds went to 50 Mb. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

Customers with service of 100 Mb or higher represented 79% and 32% of the total customer base as of December 31, 2022 and 2021, respectively. Within this range there are customers who have plans of 100 Mb or higher, that as of December 31, 2022 amounted to 3.3 million, an increase of 140.9% as a whole compared to 2021.

The effect generated by the restatement in current currency as of December 31, 2022 included in internet services revenues amounted to P$42,687 million and P$100,462 million in 2022 and 2021, respectively.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2022:

Year ended December 31,
2022
(P$ million)
Total Internet service revenues	154,671
Components of service revenues not included in the ARPU calculation	326
Adjusted total service revenues included in the ARPU calculation	154,997
Average number of subscribers during the year (thousands)	4,223

Cable Television Services

Cable television service revenues amounted to P$130,904 million in 2022 (equivalent to 19.2% of total consolidated services revenues), decreasing P$29,898 million or 18.6% as compared to revenues as of December 31, 2021. The decrease was mainly due to lower ARPU, which amounted to P$3,006.9 as of December 31, 2022, decreasing 18% as compared to an ARPU of P$3,668.3 as of December 31, 2021. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounts to P$801.6 and P$2,091.8 as of December 31, 2022 and 2021, respectively.

The effect generated by the restatement in current currency as of December 31, 2022 included in cable television services revenues amounted to P$34,344 million and P$91,620 million in 2022 and 2021, respectively.

As of December 31, 2022, the subscriber base in Argentina remained stable amounting to 3.5 million customers, of which 1.3 million are subscribed to Flow. The monthly average churn amounted to 1.3% and 1.1% as of December 31, 2022 and 2021, respectively.

Flow continue evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Star+, Netflix, Prime Video and HBO, making Flow the lead entertainment comprehensive platform in Argentina. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

As part of the technological development of the Flow platform, the Integrated Services Digital Broadcasting (ISDBT) solution has gradually become available to analog pay-TV customers. This new solution allows customers to have a digital service through their traditional cable connection without the need for a set-top box. The deployment began in the cities of Neuquén, La Plata, Córdoba and Mar del Plata and was extended to the City of Buenos Aires and some localities in the province of Buenos Aires.

Additionally, as part of the ongoing update of devices, Flow commercially presented a new self-installable set-top box with distinctive surround sound properties and compatibility with Google Assistant, integrated Chromecast, 4K resolution, HDR and Dolby Vision, among others.

During 2022 the new Flow Flex service was launched, a flexible pay TV proposal that allows customers to subscribe to the Flow service for a specific period of time, with packages of 3, 7, 15 and 30 days.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2022:

Year ended December 31,
2022
(P$ million)
Total Cable television service revenues	119,279
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(521)
Adjusted total service revenues included in the ARPU calculation	118,758
Average number of subscribers during the year (thousands)	3,291

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$89,023 million in 2022 (equivalent to 13.1% of total consolidated services revenues) decreasing P$25,769 million or 22.4% as compared to P$114,792 million in 2021. The effect generated by the restatement in current currency as of December 31, 2022 included in fixed and data services revenues amounted to P$23,719 million and P$65,471 million in 2022 and 2021, respectively.

The ARPU of fixed telephony services in Argentina decreased to P$1,445 in 2022 from P$1,513.9 in 2021. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounts to P$441.4 and P$867.7 as of December 31, 2022 and 2021, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

Additionally, the new security solution “Strengthening users” has been developed in the current year, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.

During 2022, the B2B segment launched a new comprehensive communication campaign for its Cloud segment. The campaign reflects the Company’s ongoing support to companies involved in the digital transformation process, assisting them in the evolution and growth of their e-commerce, logistics and stock movement platforms, among other services. In addition, Telecom reaffirmed its alliance

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

with the Argentine Software Industry Chamber (CESSI) to work with the more than 1,800 member companies as technology advisors and support them in their digital transformation and evolution processes.

Equipment

Equipment revenues amounted to P$48,621 million in 2022 (a decrease of P$9,420 million or 16.2% as compared to 2021). The decrease was mainly due to lower handsets sold as compared to 2021 (15%) and the fact that the Company did not transfer all of the year’s inflation to its prices.

The effect generated by the restatement in current currency as of December 31, 2022 included in equipment revenues amounted to P$12,469 million and P$33,032 million in 2022 and 2021, respectively.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased P$41,408 million in 2022, amounting to P$528,802 million, representing a 7.3% decrease as compared to 2021. These lower costs are related with the decrease in programming and content costs, fees for services, maintenance, materials and supplies, taxes and fees with the Regulatory Authority, interconnection and transmission costs, cost of equipment and handsets and commissions and advertising, partially offset by an increase in employee benefit expenses and severance payments and bad debt expenses.

The effect generated by the restatement in current currency as of December 31, 2022 included in Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to P$138,859 million and P$326,825 million in 2022 and 2021, respectively.

	Year ended
	December 31,
	2022	2021	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(182,664)	(178,865)	2.1	(3,799)
Interconnection and transmission costs	(22,455)	(29,729)	(24.5)	7,274
Fees for services, maintenance, materials and supplies	(88,456)	(96,288)	(8.1)	7,832
Taxes and fees with the Regulatory Authority	(55,991)	(63,781)	(12.2)	7,790
Commissions and advertising	(44,166)	(47,514)	(7.0)	3,348
Cost of equipment and handsets	(34,540)	(40,831)	(15.4)	6,291
Programming and content costs	(45,741)	(56,391)	(18.9)	10,650
Bad debt expenses	(18,342)	(15,550)	18.0	(2,792)
Other operating expenses	(36,447)	(41,261)	(11.7)	4,814
Total operating costs (without depreciation, amortization and impairment of fixed assets)	(528,802)	(570,210)	(7.3)	41,408

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$3,799 million to P$182,664 million in 2022 as compared to P$178,865 million in 2021. The increase was mainly due to higher severance payments and increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and, partially offset by a decrease in net payroll of 3.8%, amounting to 21,729 employees as of December 31, 2022.

The effect generated by the restatement in current currency as of December 31, 2022 included in Employee benefit expenses and severance payments amounted to P$45,480 million and P$101,036 million in 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$7,274 million, amounting to P$22,455 million in 2022 as compared to P$29,729 million in 2021, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and the lower variation of the foreign exchange rate compared with the inflation rate (72.5% devaluation of the Argentine Peso against the US dollar vs. a 94.8% inflation).

The effect generated by the restatement in current currency as of December 31, 2022 included in Interconnection and transmission costs amounted to P$5,836 million and P$16,958 million in 2022 and 2021, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$7,832 million, or 8.1%, amounting to P$88,456 million in 2022 as compared to P$96,288 million in 2021. The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by P$9,342 compared to 2021, partially offset by higher costs of call center fees and other fees for services for P$1,482 compared to 2021.

The effect generated by the restatement in current currency as of December 31, 2022 included in Fees for services, maintenance, materials and supplies amounted to P$24,425 million and P$55,852 million in 2022 and 2021, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$7,790 million or 12.2%, amounting to P$55,991 million in 2022 as compared to P$63,781 million in 2021. The decrease was mainly to the effect of the decrease in sales in 2022. Taxes and fees with the Regulatory Authority represent a 7.7% of total consolidated revenues in 2022 and 2021.

The effect generated by the restatement in current currency as of December 31, 2022 included in Taxes and fees with the Regulatory Authority amounted to P$14,641 million and P$36,307 million in 2022 and 2021, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and others) and advertising, decreased P$3,348 million or 7%, amounting to P$44,166 million in 2022, as compared to P$47,514 million in 2021. The decrease is mainly due to lower charges for agent commissions, partially offset by an increase in advertising services costs related to Personal Pay fintech campaigns and cybersecurity services.

The effect generated by the restatement in current currency as of December 31, 2022 included in Commissions and advertising amounted to P$10,952 million and P$26,930 million in 2022 and 2021, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold decreased P$6,291 million, amounting to P$34,540 million in 2022 as compared to P$40,831 million for 2021. The variation is mainly due to a decrease in handsets sold of 15% and the fact that the increase in average cost of handset (68%) was lower than the inflation rate of the year (94.8%).

The effect generated by the restatement in current currency as of December 31, 2022 included in Cost of equipment and handsets amounted to P$11,187 million and P$24,743 million in 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Programming and content costs

Programming and content costs decreased by P$10,650 million amounting to P$45,741 million in 2022 as compared to P$56,391 million in 2021. The decrease was mainly due to commercial efficiency, partially offset by prices increases in almost all signals.

The effect generated by the restatement in current currency as of December 31, 2022 included in Programming and content costs amounted to P$12,014 million and P$32,190 million in 2022 and 2021, respectively.

Bad debt expenses

Bad debt expenses increased P$2,792 million, amounting to P$18,342 million for 2022, representing approximately 2.5% and 1.9% of the consolidated revenues in 2022 and 2021, respectively. The increase is mainly due to the deterioration of the economic context in Argentina, which has a direct impact on bad debt rates. The lower percentage of bad debts in 2021 is related to post-pandemic credit recovery actions.

The effect generated by the restatement in current currency as of December 31, 2022 included in Bad debt expenses amounted to P$4,847 million and P$8,803 million in 2022 and 2021, respectively.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) decreased P$4,814 million to P$36,447 million in 2022 as compared to P$41,261 million in 2021. The decrease is mainly due to lower charges in all items.

The effect generated by the restatement in current currency as of December 31, 2022 included in Other operating expenses amounts to P$9,477 million and P$24,006 million in 2022 and 2021, respectively.

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2022	2021	Total Change

	(P$ million)%			(P$ million)
Net (loss) income	(205,640)	19,362	N/A	(225,002)
Income tax (benefit) expense	(26,504)	64,900	N/A	(91,404)
Other financial results, net	(32,234)	(33,015)	(2.4)	781
Debt financial expenses	(29,744)	(55,906)	(46.8)	26,162
Earnings from associates	(819)	(770)	6.4	(49)
Operating loss	(294,941)	(5,429)	N/A	(289,512)
Depreciation, amortization and impairment of fixed assets	495,321	264,050	87.6	231,271
Adjusted EBITDA	200,380	258,621	(22.5)	(58,241)

Our consolidated Adjusted EBITDA amounted to P$200,380 million in 2022, representing a decrease of P$58,241 million or 22.5% as compared to P$258,621 million in 2021. Adjusted EBITDA represented 27.5% and 31.2% of our total consolidated revenues in 2022 and 2021, respectively.

Consolidated Adjusted EBITDA generated by the rendering of services decreased by P$55,112 million or 22.8%, amounting to P$186,299 million in 2022 as compared to P$241,411 million in 2021. Consolidated Adjusted EBITDA generated by the sale of equipment decreased by P$3,129 million or 18.2%, amounting to P$14,081 million in 2022 as compared to P$17,210 million in 2021.

Depreciation, Amortization and Impairment of fixed assets

Depreciation, amortization and impairment of fixed assets increased P$231,271 million, amounting to P$495,321 million in 2022 as compared to P$264,050 million in 2021.

Due to the complex macroeconomic context in which the Company operates, as of September 30, 2022, Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the CGU of Telecom Argentina. From this analysis, Management concluded that the book value of the CGU of Telecom Argentina exceeded its fair value, and, consequently, Goodwill was impaired by P$243,900 million (For further information refer to Note 3.v.1) of our Consolidated Financial Statements).

Additionally, depreciation, amortization and impairment of fixed assets of the year includes the impact of the amortization of the capital expenditures subsequent to December 31, 2021, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of December 31, 2022 included in Depreciation, amortization and impairment of fixed assets amounted to P$431,692 million and P$213,254 million in 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating loss

In 2022, our consolidated operating loss amounted to P$294,941 million, representing an increase of P$289,512 million as compared to 2021. Operating loss represented (40.4)% and (0.7)% of consolidated revenues in 2022 and 2021, respectively.

	Year ended December 31,		% of Change
	2022	2021	2022-2021
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA (1)	200,380	258,621	(22.5)
As % of revenues	27.5	31.2
Depreciation, amortization and impairment of fixed assets	(495,321)	(264,050)	87.6
As % of revenues	(67.9)	(31.9)
Operating loss	(294,941)	(5,429)	N/A
As % of revenues	(40.4)	(0.7)
(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net loss to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results, Net

We incurred in financial income, net of P$61,978 million in 2022, as compared to P$88,921 million in 2021. Financial Results, net in 2022 mainly include gain generated by (i) foreign exchange differences measured in real terms of P$43,377 million as a result of a 72.5% devaluation of the Argentine Peso against the US dollar vs. a 94.8% inflation (vs. a gain of P$104,682 million in 2021 and 22.1% devaluation of the Argentine Peso against the US dollar vs. a 50.9% inflation) and (ii) the effect generated by the restatement in current currency, which amounted to a gain of P$53,164 million (vs. P$33,432 million in 2021). These gains were partially offset by losses generated by (i) operations with notes and bonds of P$12,683 million, (ii) interest on financial debt measured in real terms of P$13,217 million (vs. P$31,052 million in 2021), and (iii) other financial results of P$8,663 million.

Income Tax

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and; (iii) the effects of the income tax inflation adjustment in accordance with the provisions of Law No. 27,430, as amended by Law No. 27,468.

Income tax amounted to a gain of P$26,504 million in 2022 as compared to a loss of P$64,900 million in 2021. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax gain in fiscal year 2021 amounting to P$17,521 million and tax expense in fiscal year 2021 amounting to P$36,290 million, and (ii) regarding the deferred tax, in 2022 Telecom recorded a deferred tax gain of P$8,983 million compared to a deferred tax loss of P$28,610 million in 2021.

For more information on income tax, see Note 3 and Note 15 to our Consolidated Financial Statements.

Net (Loss) Income

Telecom Argentina recorded a net loss of P$205,640 million in 2022 as compared to a net income of P$19,362 million for 2021 and represents (28.2)% of consolidated revenues as compared to 2.3% in 2021. The loss was mainly due to the operating loss, which includes the Goodwill impairment of P$243,900 million, partially offset by the financial gains, net amounting to P$61,978 million and the income tax benefit amounting to P$26,504 million.

Net loss attributable to controlling shareholders amounted to P$207,833 million in 2022 as compared to a net income of P$16,878 million in 2021.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2021 Compared to 2020

	Year ended
	December 31,
	2021	2020	Total Change

	(P$ million)%			(P$ million)
Revenues	828,831	886,765	(6.5)	(57,934)
Operating costs (without depreciation, amortization and impairment of fixed assets)	(570,210)	(584,249)	(2.4)	14,039
Adjusted EBITDA(1)	258,621	302,516	(14.5)	(43,895)
Depreciation, amortization and impairment of fixed assets	(264,050)	(242,847)	8.7	(21,203)
Operating (loss) income	(5,429)	59,669	N/A	(65,098)
Earnings (losses) from associates	770	1,459	(47.2)	(689)
Debt financial expenses	55,906	(72,619)	N/A	128,525
Other financial results, net	33,015	20,744	59.2	12,271
Income tax expense	(64,900)	(24,260)	N/A	(40,640)
Net income (loss)	19,362	(15,007)	N/A	34,369

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	16,878	(16,803)	N/A	33,681
Non-controlling interest	2,484	1,796	38.3	688
(1)	Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net income to adjusted EBITDA in section “Adjusted EBITDA.”

In 2021, Adjusted EBITDA totaled P$258,621 million, representing 31.2% of consolidated revenues. However, as a result of the Company’s investment plan, depreciation and amortization totaled P$264,050 million. Consequently, the operating loss for 2021 amounted to P$5,429 million.

In 2021, net income amounted to P$19,362 million. Additionally, financial results, net amounted to P$88,921 million and income tax expenses amounted to P$64,900 million, mainly as a consequence of tax rate variation effects pursuant to Law No. 27,430.

Revenues

	Year ended
	December 31,
	2021	2020	Total Change

	(P$million)%			(P$million)
Mobile Services	313,872	333,270	(5.8)	(19,398)
Internet Services	176,810	188,860	(6.4)	(12,050)
Cable Television Services	160,802	175,185	(8.2)	(14,383)
Fixed and Data Services	114,792	134,066	(14.4)	(19,274)
Other services revenues	4,514	3,629	24.4	885
Services Revenues	770,790	835,010	(7.7)	(64,220)
Equipment revenues	58,041	51,755	12.1	6,286
Revenues	828,831	886,765	(6.5)	(57,934)

During 2021, total consolidated revenues decreased by 6.5% amounting to P$828,831 million as compared to P$886,765 million in 2020. This decrease was mainly due to lower services revenues, partially offset by higher equipment revenues.

The decrease in total consolidated revenues occurs albeit the greater demand for services, the significant improvements in churn of mobile services and the stability in churn of other services. While the inflation rate for 2021 was 50.9%, the range of measures introduced by the Argentine government relating to the prices of our services prevented us from fully transferring inflation to customers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Services revenues amounted to P$770,790 million in 2021, decreasing 7.7% as compared to P$835,010 million in 2020 and represented 93% of consolidated revenues. Equipment revenues amounted to P$58,041 million in 2021 as compared to P$51,755 million in 2020, and represented 7% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2022 increased consolidated revenues to P$471,483 million and P$629,484 million in 2021 and 2020, respectively.

Consolidated revenues for 2021 and 2020 are comprised as follows:

Mobile Services

Mobile services revenues in 2021 amounted to P$313,872 million (a decrease of P$19,398 million or 5.8% as compared to 2020), being the principal contributor to our total services revenues for 2021 (40.7% of consolidated services revenues in 2021 as compared to 39.9% in 2020).

The effect generated by the restatement in current currency as of December 31, 2022 included in Mobile services revenues amounted to P$178,426 million and P$236,439 million in 2021 and 2020, respectively.

Mobile services revenues in Argentina amounted to P$281,326 million (a decrease of P$14,012 million as compared to 2020), due to a decrease in the ARPU, partially offset by an increase of 9.2% in the number of customers.

Personal’s mobile customers amount to 20.1 million and 18.4 million as of December 31, 2021 and 2020, respectively. The main ratios related to the services provided to these customers were:

●	59% of total are prepaid customers and 41% consist of postpaid customers as of December 31, 2021, compared to 58% and 42% respectively, as of December 31, 2020.
●	Mobile internet services revenues represent 75% of Personal’s customer total services revenues.
●	The ARPU amounted to P$1,201.9 as of December 31, 2021 (vs. P$1,282.5 as of December 31, 2020), representing a 6.3% decrease. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounted to P$681.3 and P$909.5 as of December 31, 2021 and 2020, respectively.
●	The average churn rate per month amounted to 1.5% in December 2021 (vs. 2.2% average in December 2020).

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

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding out collect wholesale roaming, cell site rental and reconnection fee revenues and others— (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2021:

	Year ended December 31,	Year ended December 31,
	2021	2020
	(P$million)	(P$million)
Total Mobile service revenues	281,326	295,338
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(4,180)	(6,200)
Adjusted total service revenues included in the ARPU calculation	277,146	289,138
Average number of subscribers during the year (thousands)	19,216	18,786

Mobile services revenues generated in Paraguay amounted to P$32,546 million in 2021 (vs. P$37,932 million in 2020, representing a 14.2% decrease). The decrease was mainly due to the decrease in ARPU and the customer base, partially offset by the appreciation of the Guaraní against the Argentine Peso. The main ratios related to mobile services in Paraguay as of December 31, 2021 were:

●	Núcleo’s subscriber base reached 2.2 million customers as of December 31, 2021;
●	approximately 82% of the total of customers consisted of prepaid customers, and 18% consist of postpaid customers, as of December 31, 2021; while approximately 83% of the total of customers consisted of prepaid customers, and 17% consisted of postpaid customers, as of December 31, 2020;
●	ARPU amounted to P$1,239.9 as of December 31, 2021 (vs. P$1,324.6 as of December 31, 2020), representing a 6.4% decrease; and
●	the churn rate per month amounted to 3.3% in 2021 (vs. 3.5% in 2020).

Internet Services

Internet services revenues amounted to P$176,810 million in 2021 (equivalent to 22.9% of total consolidated services revenues), decreasing P$12,050 million or 6.4% as compared to P$188,860 million in 2020, mainly due to the decrease in the Internet ARPU in Argentina of 10.0%, which reached P$3,364.3 in 2021 as compared to P$3,737.1 in 2020. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounted to P$1,912 and P$2,659.5 as of December 31, 2021 and 2020, respectively.

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

The effect generated by the restatement in current currency as of December 31, 2022 included in internet services revenues amounted to P$100,462 million and P$134,308 million in 2021 and 2020, respectively.

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

	Year ended December 31,	Year ended December 31,
	2021	2020
	(P$million)	(P$million)
Total Internet service revenues	170,134	184,627
Components of service revenues not included in the ARPU calculation	144	—
Adjusted total service revenues included in the ARPU calculation	170,278	184,627
Average number of subscribers during the year (thousands)	4,214	4,117

Cable Television Services

Cable television service revenues amounted to P$160,802 million in 2021 (equivalent to 20.9% of total consolidated services revenues), decreasing P$14,383 million or 8.2% as compared to revenues as of December 31, 2020. The decrease was mainly due to lower ARPU, which amounted to P$3,668.3 as of December 31, 2021, decreasing 9.7% as compared to an ARPU of P$4,064 as of December 31, 2020. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounts to P$2,091.8 and P$ 2,888.3 as of December 31, 2021 and 2020, respectively.

As of December 31, 2021, the subscriber base in Argentina increased and amounted to 3.3 million customers, of which 1.1 million are subscribed to Flow. The monthly average churn amounted to 1.1% and 1.0% as of December 2021 and 2020, respectively.

In November 2020 we incorporated Disney+ to the Flow platform and, during 2021, the platform evolved with new facilities, innovative and quality content based on alliances with renowned national and international production companies. We incorporate Paramount+ and Star+, in addition to Netflix and Prime Video, making Flow one of Argentina’s leading entertainment comprehensive platforms. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.

The effect generated by the restatement in current currency as of December 31, 2022 included in cable television services revenues amounted to P$91,620 million and P$ 124,514 million in 2021 and 2020, respectively.

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

	Year ended December 31,	Year ended December 31,
	2021	2020
	(P$million)	(P$million)
Total Cable television service revenues	146,393	161,055
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(573)	(392)
Adjusted total service revenues included in the ARPU calculation	145,820	160,663
Average number of subscribers during the year (thousands)	3,313	3,294

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$114,792 million in 2021 (equivalent to 14.9% of total consolidated services revenues) decreasing P$19,274 million or 14.4% as compared to P$134,066 million in 2020. The effect generated by the restatement in current currency as of December 31, 2022 included in fixed and data services revenues amounted to P$65,471 million and P$95,202 million in 2021 and 2020, respectively.

The ARPU of fixed telephony services in Argentina decreased to P$1,513.9 in 2021 from P$1,688.7 in 2020. The effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounts to P$867.7 and P$1,200.5 as of December 31, 2021 and 2020, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

In line with this, Telecom announced a strategic alliance with the IBM Cloud business unit with the aim of further deepening access to hybrid cloud solutions and continuing to add information technology products to its portfolio.

Additionally, the new security solution “Strengthening users” has been developed, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.

Equipment

Equipment revenues amounted to P$58,041 million in 2021 (an increase of P$6,286 million or 12.1% as compared to 2020). The increase was mainly due to higher handsets sold as compared to 2020 (38%), and approximately 31% increase in handsets sale price as compared to 2020.

The Company continued to promote the updating of handsets with financed offers and special discounts highlighting the convergence of services.

The effect generated by the restatement in current currency as of December 31, 2022 included in equipment revenues amounted to P$33,032 million and P$36,519 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating costs (without depreciation, amortization and impairment of fixed assets)

Total operating costs (without depreciation, amortization and impairment of fixed assets) decreased P$14,039 million in 2021, amounting to P$570,210 million, representing a 2.4% decrease as compared to 2020. These lower costs are related with the decrease in bad debt expenses, taxes and fees with the Regulatory Authority, interconnection and transmission costs, commissions and advertising and programming and content costs; partially offset by an increase in employee benefit expenses and severance payments and cost of equipment and handsets.

The effect generated by the restatement in current currency as of December 31, 2022 included in Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to P$326,825 million and P$415,156 million in 2021 and 2020, respectively.

	Year ended December 31,
	2021	2020	Total Change

	(P$million)%			(P$million)
Employee benefit expenses and severance payments	(178,865)	(171,934)	4.0	(6,931)
Interconnection and transmission costs	(29,729)	(33,090)	(10.2)	3,361
Fees for services, maintenance, materials and supplies	(96,288)	(97,064)	(0.8)	776
Taxes and fees with the Regulatory Authority	(63,781)	(67,685)	(5.8)	3,904
Commissions and advertising	(47,514)	(50,724)	(6.3)	3,210
Cost of equipment and handsets	(40,831)	(32,731)	24.7	(8,100)
Programming and content costs	(56,391)	(59,301)	(4.9)	2,910
Bad debt expenses	(15,550)	(31,769)	(51.1)	16,219
Other operating expenses	(41,261)	(39,951)	3.3	(1,310)
Total operating costs (without depreciation, amortization and impairment of fixed assets)	(570,210)	(584,249)	(2.4)	14,039

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$6,931 million to P$178,865 million in 2021 as compared to P$171,934 million in 2020. The increase was mainly due to increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and higher severance payments, partially offset by a decrease in net payroll of 3%, amounting to 22,587 employees as of December 31, 2021.

The effect generated by the restatement in current currency as of December 31, 2022 included in Employee benefit expenses and severance payments amounted to P$101,036 million and P$121,756 million in 2021 and 2020, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$3,361 million, amounting to P$29,729 million in 2021 as compared to P$33,090 million in 2020, respectively. The decrease was mainly due to the new dynamics of the business that implies an optimization of links and sites, partially offset by increases in the exchange rate in relation to services set in US$.

The effect generated by the restatement in current currency as of December 31, 2022 included in Interconnection and transmission costs amounted to P$16,958 million and P$23,427 million in 2021 and 2020, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$776 million, or 0.8%, amounting to P$96,288 million in 2021 as compared to P$97,064 million in 2020. Fees for services decreased in 2021 P$968 million, while maintenance, materials and supplies increased P$192 million, compared to 2020.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2022 included in Fees for services, maintenance, materials and supplies amounted to P$55,852 million and P$69,335 million in 2021 and 2020, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$3,904 million or 5.8%, amounting to P$63,781 million in 2021 as compared to P$67,685 million in 2020. The decrease was mainly to the effect of the decrease in sales in 2021.

The effect generated by the restatement in current currency as of December 31, 2022 included in Taxes and fees with the Regulatory Authority amounted to P$36,307 million and P$48,029 million in 2021 and 2020, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and others) and advertising, decreased P$3,210 million or 6.3%, amounting to P$47,514 million in 2021, as compared to P$50,724 million in 2020. The decrease was due to lower charges in advertising, partially offset by an increase for agent commissions.

The effect generated by the restatement in current currency as of December 31, 2022 included in Commissions and advertising amounted to P$26,930 million and P$35,927 million in 2021 and 2020, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold increased P$8,100 million, amounting to P$40,831 million in 2021 as compared to P$32,731 million for 2020. Thereby, P$38,964 million of this amount correspond to cost of handsets sold in Argentina, which increased 29.2% mainly due to higher handsets sold and the increase in the purchase prices of handsets, compared to 2020.

The effect generated by the restatement in current currency as of December 31, 2022 included in Cost of equipment and handsets amounted to P$24,743 million and P$23,711 million in 2021 and 2020, respectively.

Programming and content costs

Programming and content costs decreased by P$2,910 million amounting to P$56,391 million in 2021 as compared to P$59,301 million in 2020. The decrease was mainly due to commercial efficiency, partially offset by prices increases in almost all signals and higher costs related to local soccer programming considering that the activity was suspended between April and October 2020 as a result of the pandemic.

The effect generated by the restatement in current currency as of December 31, 2022 included in Programming and content costs amounted to P$32,190 million and P$42,101 million in 2021 and 2020, respectively.

Bad debt expenses

Bad debt expenses decreased P$16,219 million, amounting to P$15,550 million for 2021, representing approximately 1.9% and 3.6% of the consolidated revenues in 2021 and 2020, respectively. This decrease was mainly due to the various actions undertaken by the Company in retail defaulted-payment management as of the end of 2020 that had an impact in 2021. Through several campaigns and promotions, bad debt receivables are recovered from customers who, in many cases, had suffered a degradation of their services or were in a situation of disconnection, as a result of the pandemic and the country’s general economic situation. Regarding corporate segment customers, collection procedures were carried, which resulted in the recovery of important receivables.

The effect generated by the restatement in current currency as of December 31, 2022 included in Bad debt expenses amounted to P$8,803 million and P$22,638 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses

Other operating expenses (which include provisions, energy and other public services, insurance, leases and internet capacity, among others) increased P$1,310 million to P$41,261 million in 2021 as compared to P$39,951 million in 2020. The increase is mainly due to higher provisions, partially offset by lower rentals and internet capacity charges and lower energy costs.

The effect generated by the restatement in current currency as of December 31, 2022 included in Other operating expenses amounts to P$24,006 million and P$28,232 million in 2021 and 2020, respectively.

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

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2021	2020	Total Change

	(P$million)%			(P$ million)
Net income (loss)	19,362	(15,007)	N/A	34,369
Income tax expense	64,900	24,260	N/A	40,640
Other financial results, net	(33,015)	(20,744)	59.2	(12,271)
Debt financial expenses	(55,906)	72,619	N/A	(128,525)
Earnings from associates	(770)	(1,459)	(47.3)	689
Operating (loss) income	(5,429)	59,669	N/A	(65,098)
Depreciation, amortization and impairment of fixed assets	264,050	242,847	8.7	21,203
Adjusted EBITDA	258,621	302,516	(14.5)	(43,895)

Our consolidated Adjusted EBITDA amounted to P$258,621 million in 2021, representing a decrease of P$43,895 million or 14.5% as compared to P$302,516 million in 2020. Adjusted EBITDA represented 31.2% and 34.1% of our total consolidated revenues in 2021 and 2020, respectively. The decrease can be largely attributed to a decrease in revenues, partially offset by a decrease in almost all operating costs.

Depreciation, Amortization and Impairment of fixed assets

Depreciation, amortization and impairment of fixed assets increased P$21,203 million, amounting to P$264,050 million in 2021 as compared to P$242,847 million in 2020. The increase was mainly due to the amortization of capital expenditures incurred after December 2020 as consequence of the Company’s investment plan.

The effect generated by the restatement in current currency as of December 31, 2022 included in Depreciation, amortization and impairment of fixed assets amounted to P$213,254 million and P$206,639 million in 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating (loss) income

In 2021, our consolidated operating loss amounted to P$5,429 million, representing an increase of P$65,098 million or 109.1% as compared to 2020. Operating (loss)/income represented (0.7)% and 6.7% of consolidated revenues in 2021 and 2020, respectively.

	Year ended December 31,		% of Change
	2021	2020	2021-2020

	(P$million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	258,621	302,516	(14.5)
As % of revenues	31.2	34.1
Depreciation, amortization and impairment of fixed assets	(264,050)	(242,847)	8.7
As % of revenues	(31.9)	(27.4)
Operating (loss) income	(5,429)	59,669	(109.1)
As % of revenues	(0.7)	6.7
(1)Adjusted EBITDA is a non-GAAP measure. See the purpose of use of adjusted EBITDA and reconciliation of net loss to adjusted EBITDA in section “Adjusted EBITDA”.

Financial Results, net

We incurred in financial income, net of P$88,921 million in 2021, as compared to a financial loss, net of P$51,875 million in 2020. Financial Results, net in 2021 mainly include gain generated by (i) foreign exchange differences measured in real terms of P$104,682 million as a result of a 22.1% devaluation of the Argentine Peso against the US dollar vs. a 50.9% inflation (vs. a loss of P$5,733 million in 2020), (ii) the effect generated by the restatement in current currency, which amounted to a gain of P$33,432 million (vs. P$16,460 million in 2020), and (iii) operations with notes and bonds of P$2,766 million (vs. P$2,749 million in 2020). These gains were partially offset by a losses generated by (i) interest on financial debt measured in real terms of P$31,052 million (vs. P$42,245 million in 2020), (ii) financial debt renegotiation results of P$4,192 million, as a consequence of the partial refinancing of our financial debt (vs. P$10,125 million in 2020), and (iv) other financial results of P$16,715 million.

Income Tax

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

Income tax expense amounted to P$64,900 million in 2021 as compared to P$24,260 million in 2020. It includes mainly the following effects: (i) tax rate variation pursuant to Law No. 27,430, which replaced the tax rate of 25% with a scale of increasing rates based on the taxable income of each taxpayer that reaches 35% as of fiscal year 2021, (ii) regarding current tax expenses, Telecom’s generated tax expense in fiscal years 2021 and 2020, amounting to P$36,290 million and P$709 million, respectively, and (iii) regarding the deferred tax, in 2021 and 2020, Telecom recorded a deferred tax loss of P$28,610 million and P$23,551 million, respectively.

Net Income (Loss)

Telecom Argentina recorded a net income of P$19,362 million in 2021 as compared to a net loss of P$15,007 million for 2020 and represents 2.3% of consolidated revenues as compared to (1.7)% in 2020. The gain was mainly due to the financial results, net amounting to P$88,921 million, partially offset by an operating loss amounting to P$5,429 million and the income tax expense amounting to P$64,900 million.

Net income attributable to controlling shareholders amounted to P$16,878 million in 2021 as compared to a net loss of P$16,803 million in 2020.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the near term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of financial debt and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2023 to refinance its outstanding debt, if necessary. However, this remains uncertain as of the date of this Annual Report. See “Item 3—Key Information—Risk Factors— We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations”.

Financial Debt Developments during 2022

The most relevant financial debt developments in 2022 were the following:

●	On March 9, 2022, Telecom Argentina successfully completed the issuance of Class 12 and Class 13 Notes for a total principal amount of US$22.7 million to be paid in Argentine Pesos and P$2,347.5 million respectively.
●	On June 28, 2022 the Company executed the IFC Loan (as defined above) with IFC for a total amount of up to US$184.5 million. The IFC Loan accrues compensatory interest payables semiannually for periods that are due at an annual rate equal to 6-month SOF plus the margin of 6.5 percentage points. Likewise, the principal shall be payable in eleven consecutive semi-annual equal installments from August 2024 and final maturity in August 2029.

On July 15, 2022, the Company received a disbursement for the total amount of US$184.5 million, of which US$181.5 million was received after accounting for debt issuance expenses.

●	On July 18, 2022, in connection with the loan agreement entered into October 8, 2018 between the Company and a syndicate of foreign banks whose administrative agent is Citibank N.A., the Company cancelled the total amount of the principal remaining for US$140,000,000 plus accrued and unpaid interest.
●	On August 16, 2022, Telecom Argentina successfully completed the reopening of Class 12 Notes for a total principal amount of US$75 million to be paid in Argentine Pesos at the applicable exchange rate. As the notes were issued at a premium to par value, the Company received proceeds for US$86.25 million.

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 13 and 26 to our Consolidated Financial Statements.

Derivate Financial Instrument

From time to time, in the ordinary course of business, Telecom enters into derivative contracts to hedge the fluctuation of, mainly, exchange and interest rates.

During September, 2022, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022 (see Note 11), for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The amounts hedged in each agreement are: two for a total amount of US$60 million each, and one for a total amount of US$64.5 million. The interest rates are 3.605%, 3.912% and 3.895%, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During the year ended December 31, 2022, Telecom Argentina entered into several DFI contracts to hedge the exchange rate fluctuation of its loan portfolio, fixing the average exchange rate at 166.1 Argentine pesos/US$ for US$262 million maturing between February 2022 and June 2023. Additionally, in December 2022, the Company entered into a DFI agreement fixing the average exchange rate at 27.8 Argentine pesos/RMB for RMB15 million maturing in January 2023.

For more information about Telecom’s derivative contract, see Note 22 and 26 to our Consolidated Financial Statements.

Cash Flow

The table below summarizes, for the years ended December 31, 2022, 2021 and 2020, Telecom’s consolidated cash flows:

	Year ended December 31,
	2022	2021	2020

	(P$million)
Cash flows provided by operating activities	214,024	253,300	293,882
Cash flows used in investing activities	(165,866)	(224,242)	(240,417)
Cash flows used in financing activities	(45,799)	(39,536)	(105,301)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(972)	(5,331)	3,911
Increase/ (Decrease) in cash and cash equivalents	1,387	(15,809)	(47,925)
Cash and cash equivalents at the beginning of the year	38,665	54,474	102,399
Cash and cash equivalents at the end of the year	40,052	38,665	54,474

As of December 31, 2022, 2021 and 2020, we had P$40,052 million, P$38,665 million and P$54,474 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$214,024 million, P$253,300 million and P$293,882 million in 2022, 2021 and 2020, respectively.

The decrease in 2022 was mainly due to lower revenues partially offset by the decrease in operating cost (without depreciation, amortization and impairment of fixed assets).

The decrease in 2021 was mainly due to lower revenues partially offset by higher collections and the decrease in operating cost (without depreciation, amortization and impairment of fixed assets).

The decrease in 2020 was mainly due to lower revenues and collections of services provided to our customers as a consequence of the pandemic, partially offset by lower operating costs payments.

Cash flows used in investing activities were P$165,866 million, P$224,242 million and P$240,417 million in 2022, 2021 and 2020, respectively.

In 2022, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$122,475 million, investments not considered as cash and cash equivalents of P$43,957 million, and payments for acquisition of subsidiaries of P$407.

In 2021, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets for P$148,289 million and investment not considered as cash and cash equivalents for P$76,715 million.

In 2020, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets for P$159,832 million and investment not considered as cash and cash equivalents for P$80,977 million.

Cash flows used in financing activities were P$45,799 million, P$39,536 million and P$105,301 million in 2022, 2021 and 2020, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In 2022, cash flows used in financing activities included payments for financial debt, interest and related expenses and leases liabilities for P$129,785 million and cash dividend payments for P$1,229 million partially offset by proceeds from financial debt for P$85,215 million.

In 2021, cash flows used in financing activities included payments for financial debt, interest and related expenses and leases liabilities for P$163,060 million (including payments for partial refinancing of our financial debt) and cash dividend payments for P$1,449 million partially offset by proceeds from financial debt for P$125,088 million.

In 2020, cash flows used in financing activities included payments for financial debt, interest and related expenses and leases liabilities for P$268,959 million (including payments for partial refinancing of our financial debt) and cash dividend payments for P$1,079 million partially offset by proceeds from financial debt for P$164,737 million.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and collection of dividends, from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2022	2021	Variation

	(P$million)
Trade receivables	37,616	43,934	(6,318)
Other receivables	17,005	13,501	3,504
Inventories	6,448	6,068	380
Current liabilities (not considering financial debt)	(153,950)	(196,184)	42,234
Operating working capital- negative	(92,881)	(132,681)	39,800
As % of Revenues	13%	16%

Cash and cash equivalents	40,052	38,665	1,387
Other receivables	2,532	3,730	(1,198)
Investments	8,373	21,010	(12,637)
Current financial debt	(134,361)	(126,360)	(8,001)
Net Current financial (liability) asset	(83,404)	(62,955)	(20,449)

Assets classified as held for sale	954	—	954
Negative working capital (current assets — current liabilities)	(175,331)	(195,636)	20,305
Liquidity rate	0.4	0.4	—

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$175,331 million as of December 31, 2022 (decreasing P$20,305 million vs. December 31, 2021).

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

equivalents amounting to P$40,052 million (US$226 million) and P$38,665 million (US$218 million) as of December 31, 2022 and 2021, respectively. During years ended December 31, 2022 and 2021, Telecom continued obtaining funds to the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts within the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. For further information, see Note 13 to our Consolidated Financial Statements.

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

Dividend payments

Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, resolved to distribute non- cash assets dividends as follows:

1)	Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2030 for a nominal value of US$411,145,986 and Global Bonds of the Argentine Republic amortizable in U.S. dollars maturing on July 9, 2035 for a nominal value of US$103,854,014.
2)	Following the aforementioned distribution of dividends, the valuation of non- cash dividends was established at P$31,634 million ($45,258 in current currency as of December 31, 2022), and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

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

Capital Expenditures

We estimate that our capital expenditures in 2023 will be approximately US$538 million, as compared to US$714 million in 2022 (which represented 17.3% of our consolidated revenues).

With respect to mobile services, investments were oriented mainly to the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina. This objective was reached through the settlement in new sites, together with replacement and modernization of existing sites.

With respect to fixed access network, in 2022 we reaffirmed our decision to focus our investments in technologies and solutions to substantially increase Broadband offered to users, mainly with GPON (FTTH) technology deployed in different regions of Argentina. Our work plans allow to satisfy the service requirements for business, large buildings, and urban developments.

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

Research and Development, Patents and Licenses, etc.

None.

Trend Information

2022 was a challenging year that forced us to focus on the optimization of processes and efficiencies to face a scenario posed not only by the Argentine situation, characterized by the unpredictability of the main macroeconomic variables, but also by the development of the ongoing war in Eastern Europe.

The acceleration of inflation, devaluation of the Peso and increases in interest rates that occurred in Argentina during 2022, together with the fall in the price of sovereign bonds, make up a complex framework for the Argentine private sector, which necessitates that the private sector focus on ensuring business sustainability.

Telecom’s economic-financial results, as those of other companies operating in Argentina, reflect the impact of this scenario with main sources of income in Pesos and, for those companies of TIC Services the requirement of intensive dollarized investments for the deployment of infrastructure and development of systems.

In this sense, as of September 30, 2022, the Company’s Management, considering the difficult macroeconomic situation, and, in particular, the fluctuation of the share price as a result of the volatility in the stock markets in which it operates, recognized a Goodwill impairment of P$207,940 million (P$243,900 million in current currency as of December 31, 2022). As of December 31, 2022, the Company’s Management analysis concluded that it was not necessary to recognize an additional impairment. For further information, refer to Note 3.v.1) of the Consolidated Financial Statements.

Our management will continue to focus on achieving operational efficiencies that would allow the Company to maintain the high levels of investments necessary, not only to grow but also to maintain the quality of service that we provide to our more than 30 million customers. Despite the unfavorable macroeconomic context at the regional and global level, we believe our investment plan is solid and ongoing, and strengthens our commitment to the present and future of the country, with the awareness that the connectivity and digital businesses that Telecom develops underpin the day-to-day life of Argentines.

The Company’s financial health and credibility in the local and international capital markets, allows us to continue obtaining external financing, even when it is difficult to access financing in Argentina.

During 2023, the Company plans to continue to analyze the evolution of international markets in search of financing opportunities that suit our financial strategy and jointly access the local capital market and/or bank loans with local entities to satisfy our financial needs and promote the investment plan.

Further, there remains uncertainty for ICT Services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT Services are considered as public services provided on a competitive basis. Different courts have reviewed the rule, which proposed an untimely, arbitrary and unnecessary change in the sector regulation, ordering the suspension of Decree No. 690/20 and the resolutions issued subsequently and derived from it. The preliminary injunctions that are repeated in various parts of the country cover virtually the entire ICT industry, both large operators and SMEs.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In the case of Telecom, the precautionary measure that was timely granted by Federal Administrative Court No. 8 is in force. In relation to the first instance resolutions on precautionary measures, Chamber II of the Federal Administrative Court of Appeals confirmed them. Likewise, in November 2022, the Supreme Court of Justice of the Nation dismissed the complaint appeals filed by the PEN and ENACOM dated June 29, 2021.

In this way, the courts have ratified that the entire ICT industry shall be empowered to set their own business practices and prices, maintaining and fostering competition, instead of imposing artificial obstacles, which is the only and best way to ensure that users can continue to access more and better services.

On the other hand, the Government established a new regime for the import of inputs with the creation of the Import System of the Argentine Republic (SIRA and SIRASE). This could generate another barrier to the acquisition of materials and supplies that are essential for the communications and connectivity infrastructure in Argentina to keep running smoothly. This situation affects the entire ICT ecosystem, with the customers being the most affected.

Telecom has the vision of continuing to consolidate ourselves as an ecosystem of digital services, that is leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers. We continue to develop digital talent, aware that our path of evolution from a network company to a platform and systems company requires the retooling of our employees. We are using agile methodologies and fostering a collaborative leadership model, which allows us to generate a change of mindset that fits the company we are building, and which is also reflected in new digital business products and services, primarily with IoT, smarthome and fintech solutions through Personal Pay.

We expect to continue our transformation process, consolidating our operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital.

We will continue to drive the growth of the digital economy in our country and generate value for our customers by incorporating the most innovative technologies on the market, such as the 5G standard, and expanding the regional footprint of our services.

At Telecom, we have been preparing our infrastructure for this evolution for years. During 2022, we moved forward with the deployment of sites with this technology.

In this regard, 2023 is expected to be a pivotal year, with the prospect of an upcoming 5G spectrum tender in Argentina. This technology is not only expected to generate an exponential evolution in terms of connectivity experience, but should also be a key factor for the country’s competitiveness and economic development.

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

On January 31, 2018 the Board of Directors approved the internal rules of the Executive Committee, —the Rules of the Executive Committee (Reglamento de Facultades y Funcionamiento)— provided for in Section 13 of our Bylaws. The Executive Committee is in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the managers of the Company, the preliminary approval of significant plans, approval of the Business Plan and Annual Budget of the Company and also certain other duties. The Executive Committee is comprised of five members, all of which must be members of the Board of Directors of our Company. The Executive Committee takes all of its resolutions by the unanimous vote of all its members, and in case such consent is not obtained in respect of any matter, such matter is posted for approval of the Board of Directors.

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

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists our directors and alternate directors as of December 31, 2022:

Date Director joined
Name	Position on the Board of Directors	the Board of Directors
Carlos Alberto Moltini	Chairman of the Board of Directors	January 1, 2020
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Alejandro Alberto Urricelqui	Director	January 1, 2018
Sebastián Bardengo	Director	January 1, 2018
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D'Ambrosio	Director	March 8, 2016
Germán Horacio Vidal (1)	Director	January 1, 2018
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Eduardo Enrique de Pedro	Director	June 4, 2020
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Ignacio José María Sáenz Valiente	Alternate Director	January 1, 2020
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
María Constanza Martella	Alternate Director	April 28, 2021
Carolina Susana Curzi	Alternate Director	January 31, 2018
Juan Santiago Fraschina	Alternate Director	June 4, 2020

(1)	Mr. Germán Horacio Vidal passed away on February 11, 2023. He was replaced by Mr. Ignacio Cruz Moran as member of the Board of Directors on February 28, 2023.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists our directors and alternate directors as of the date of this Annual Report:

Date Director joined
Name	Position on the Board of Directors	the Board of Directors
Carlos Alberto Moltini	Chairman of the Board of Directors	January 1, 2020
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Alejandro Alberto Urricelqui	Director	January 1, 2018
Ignacio Rolando Driollet	Director	January 1, 2023
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D’Ambrosio	Director	March 8, 2016
Ignacio Cruz Moran	Director	February 28, 2023
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Eduardo Enrique de Pedro	Director	June 4, 2020
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Ignacio José María Sáenz Valiente	Alternate Director	January 1, 2020
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
María Constanza Martella	Alternate Director	April 28, 2021
Carolina Susana Curzi	Alternate Director	January 31, 2018
Juan Santiago Fraschina	Alternate Director	June 4, 2020

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2022:

Carlos Alberto Moltini
Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Sebastián Bardengo
Germán Horacio Vidal (1)

(1)	Mr. Germán Horacio Vidal passed away on February 11, 2023. He was replaced as member of our Executive Committee by Ignacio Cruz Moran on February 28, 2023

The following table lists the members of our Executive Committee as of the date of this Annual Report:

Carlos Alberto Moltini
Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Ignacio Rolando Driollet (1)
Ignacio Cruz Moran (2)

(1)	From January 1, 2023
(2)	From February 28, 2023

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Carlos Alberto Moltini is an accountant with a degree from the University of Buenos Aires. He was appointed CEO of the Company in November 2017. On January 1, 2020 he ceased his function as CEO and became a member of the Board of Directors of Telecom and a member of its Executive Committee. Until the merger, Mr. Moltini had been a member of the Board of Directors of Cablevisión since October 2006 and General Manager of Cablevision from November 2006 to November 2017. Before that, Mr. Moltini was the General Manager of Multicanal S.A. and, before that, he was the CFO of Arte Radiotelevisivo Argentino S.A. (“Artear”) for seven years, a leading broadcasting channel in the City of Buenos Aires, owned by Grupo Clarín. Previously, Mr. Moltini worked for Bagley Argentina S.A. and other broadcasting companies. He was born on November 16, 1960.

Mariano Marcelo Ibáñez is a lawyer with a degree from the University of Buenos Aires. He was the Chairman of the Board of Directors of the Company from March 2016 until January 1, 2018. He is currently the Vice Chairman and member of the Executive Committee. Previously, he was Director of Cablecom and as Chairman and acting CEO of Cablevisión. He was a Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

Alejandro Alberto Urricelqui is an Accountant with a degree from the University of Buenos Aires, and has a Master Degree in Finance. He was Chairman of the Board of Directors of the Company from January 1, 2018 until May 21, 2020. He is a member of the Executive Committee. He was the Chairman of Cablevisión until it was merged into the Company. Mr. Urricelqui joined Grupo Clarín in 1990. As Chief Financial Officer, he participated in the business expansion and integration of Grupo Clarín’s media and telecommunications, including the acquisition of Cablevision in 2006 and its merger with Multicanal S.A., and in Grupo Clarín’s initial public offering in 2007. He was born on October 16, 1959.

Sebastian Bardengo graduated from the University of Buenos Aires with a degree in Business Administration and has a specialization in Administration and Management from Harvard University. He has been member of the Board of Directors of the Company and a member of the Executive Committee since January 2018. He has been director of Cablevisión Holding S.A. since 2017. He is currently chairman of the board of directors of Cablevisión Holding S.A. He has been Manager of Corporate Business at Grupo Clarín and member of the Board of Directors of Grupo Clarín and several of its subsidiaries. Previously, he worked for more than 20 years in investment and commercial banking, including the following positions: (i) director at Bank Boston Capital, a private equity fund with investments in Argentina, Uruguay and Chile; (b) executive Director at Bozano Simonsen Latinamerica S.A., a leading Brazilian investment bank; (c) founding partner of Buenos Aires Advisors, a financial advisory and mergers and Acquisitions advisory firm. In addition, Mr. Bardengo was appointed as financial expert in international arbitration courts such as CIADI (Centro Internacional de Arreglo de Diferencias relativas a Inversiones) and CNUDMI (Comisión de las Naciones Unidas para el Derecho Mercantil Internacional). He was born on May 15, 1966.

Ignacio Rolando Driollet is a lawyer with a degree from the Pontifical Catholic University of Argentina. In 2005, he obtained the title of “Psychological Consultant” at the Argentine School of Social Psychology. Between 1983 and 1987, he worked in the Judiciary, Special, Civil and Commercial courts as an analyst in the first instance and later as a Chamber Rapporteur. From 1987 to 1992, he was a lawyer at Estudio Sáenz Valiente & Padilla. From 1992 to December 2022, he has held various positions at Grupo Clarín S.A. including management positions in most of its companies, serving as Director and member of the Executive Committee of Cablevisión S.A. Between 1997 and 2022, he was Director of Strategic Planning of Grupo Clarín S.A. As of January 2023, he has been appointed Director and Chairman of the Board of Cablevisión Holding S.A. as well as Director and member of the Executive Committee at Telecom Argentina S.A. He is the author of the work “Master of Teachers, the letters of Gamaliel”, published in 2010 by Editorial San Pablo of Buenos Aires and has been associated with the Christian Association of Business Leaders (ACDE) for more than twenty years, becoming a member of its Board of Directors in 2019. He was born on February 1, 1962.

Damián F. Cassino is a lawyer with a degree from the University of Buenos Aires. He is a partner at the Argentine law firm Saénz Valiente & Asociados. Mr. Cassino specializes in complex litigation and antitrust law. He currently is a director of Telecom and, until December 31, 2019, he was a member of its Executive Committee. He is also a member of the board of directors of various companies, including GC Dominio S.A. He was born on January 16, 1969.

Carlos Alejandro Harrison is a Business Administrator with a degree from the University of Buenos Aires and completed postgraduate studies at IAE Business School. He has been a member of the Board of Directors since March 2016 and is a member of the Company’s Audit Committee. Previously, he was President of Producciones YAQ S.A. and President of Business Development for AMC Networks International. Before that, he was the General Manager of Chello Latin America and Pramer SCA (both controlled by

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Liberty Global plc). Mr. Harrison also worked for Grupo Clarín S.A. as a Business Development Manager and was the Director of for International Operations at Multicanal S.A. He was born on January 19, 1963.

Martín Héctor D’Ambrosio is a lawyer with a degree from the University of Buenos Aires. He has been a member of the Board of Directors since March 2016 and he is also a member of the Company’s Audit Committee. He currently is Managing Partner at GS1 S.R.L. and legal advisor to several companies. Previously, he worked with the legal firm Dellepiane & Asociados, and for many years, he was in charge of the legal area of US Equities Realty. He was born on March 9, 1974.

Germán Horacio Vidal was an industrial engineer with a degree from the Pontifical Catholic University of Argentina. He was a member of the Board of Directors from January 2018 until his passing on February 10, 2023, and was a member of the Company’s Audit Committee and Executive Committee. He was the CEO of Grupo Telecom Argentina from May 2016 until November 2017. Between 1987 and 1997, he worked in different management positions at IBM in Argentina and Europe. From 1997 to 2004, he worked at MetroRED first as Marketing and Sales Director and then as General Manager of the Argentine branch, and Vice Chairman and General Manager of the operations in Argentina, Brazil, and Mexico. In 2003, with CoInvest as the main shareholder, he was appointed CEO of said company and participated on the Board of Directors of CTI. Afterwards, upon the sale of MetroRED, he was appointed Director of Marketing, Products, Customer Care and Data Center in Telmex Argentina. From 2005 to 2016, he worked at Korn Ferry consultants as a Senior Customer Partner, General Director and Chairman.

Ignacio Cruz Moran studied Public Accounting at the University of Buenos Aires and his professional training is in auditing, finance and business. He began his professional career at Arthur Andersen (currently, Ernst & Young) in the area of financial institutions and capital markets, becoming an audit and advisory manager. In 1998, he joined Banco de San Juan S.A. as internal auditor and later served the Board of Directors of the four banks of the Banco San Juan Group (Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco of Entre Ríos S.A.). In 2008, he became CFO at YPF S.A. and from 2010 to 2012 he served as COO of said company. In those years, Mr. Moran was also a member of the Board of Directors of different local YPF affiliates. Between 2012 and 2016, he served as a deputy to the Board of Directors of Grupo Banco San Juan, in financial and new business matters. He was CFO of Telecom Argentina S.A. from May 2016 to March 2017. Since 2017, he works independently as a business advisor and is a businessman. He was born on August 5, 1970.

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

Baruki L.A. González is a lawyer with a degree from the University of Buenos Aires. Mr. González joined the Board of Directors of Sofora, Nortel, Telecom Argentina and Personal in April 2016 (Sofora, Personal and Nortel were merged into Telecom Argentina). Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes that provides services as legal counsel to the Company. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on July 29, 1967.

Eduardo Enrique de Pedro is a lawyer with a degree from the University of Buenos Aires. He has been member of the Telecom Argentina’s Board of Directors since June 4, 2020, designated at the proposal of ANSES —FGS. He was born on November 11, 1976.

María Lucila Romero is a lawyer with a degree from the Pontifical Catholic University of Argentina. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in corporate law, particularly mergers and acquisitions. She has been a member of the board of directors in various companies. Mss. Romero currently serves as director of GC Dominio S.A. and as alternate director of Telecom. She was born on August 12, 1967.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Sebastián Ricardo Frabosqui Díaz is a lawyer with a degree from the Pontifical Catholic University of Argentina, has a Master’s Degree in Law and Economics at Universidad Torcuato Di Tella and a Master in Laws (LL.M) degree at Northwestern University. He has been an alternate director since January 2018. He is a partner at the law firm Sáenz Valiente & Asociados. He specializes in Mergers & Acquisitions, general corporate consultancy, debt restructuring and capital markets. Between 2009 and 2010, he worked as foreign associate in the firms Fox, Horan & Camerini and Arnold & Porter at their respective offices in New York and Washington D.C. He was born on February 14, 1978.

Claudia I. Ostergaard is a lawyer with a degree from Universidad del Salvador. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in civil, commercial and administrative law, particularly, damage liability in litigation cases. She has been a member of the board of directors of various companies. She was born on May 29, 1974.

Ignacio José María Sáenz Valiente is a lawyer with a degree from the Pontifical Catholic University of Argentina and partner at the Argentine law firm Saénz Valiente & Asociados that provides services as legal counsel to the Company. Mr. Sáenz Valiente specializes in corporate law, particularly local and international acquisitions and wealth management. He currently is a member of the board of directors of various companies, including GC Dominio S.A. and Cablevisión Holding S.A. and, since January 1, 2020, he is an alternate director of Telecom. He was born on December 21, 1975.

José Carlos Cura is an economist graduated from the University of Buenos Aires and holds a degree in Administration from the IAE Business School of Universidad Austral. He has been an alternate director since April 2017. He currently works as an independent financial and real estate advisor. He started his carrier in the financial business at Lloyds Bank, where he worked for different departments, including the Treasury Department. He was born on September 25, 1962.

Miguel Angel Graña is a Certified Public Accountant who graduated from the University of Buenos Aires with post-graduate studies at Harvard University. He has been an alternate director since January 2018 and was a director of Telecom Personal (merged into Telecom Argentina) from March 2016 to November 2017. He is the Chairman of Compañía de Inversiones y Mandatos S.A. and Managing Partner at Megraso SRL. Previously, he was Managing Director at J. P. Morgan in charge of M&A at the Buenos Aires office and Chairman at the Nokia distributor in Argentina. He was born on December 15, 1957.

Facundo Goslino is a lawyer from the Pontifical Catholic University of Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He is an alternate director of Telecom since January 31, 2018. He is a partner at “EGFA Abogados” law firm. He also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked at Cleary Gottlieb Steen & Hamilton in 2006 as international associate. He is a member of the Public Bar Association of the Ciudad Autónoma de Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on January 19, 1975.

Lucrecia María Delfina Moreira Savino is a lawyer with a degree from the Pontifical Catholic University of Argentina. She has been an alternate director since January 2018. Ms. Moreira Savino is an associate of the law firm “EGFA Abogados”. She is also currently an alternate member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She was born on March 2, 1974.

María Constanza Martella is a lawyer with a degree from the University of Buenos Aires. She is an alternate director of Telecom since April 28, 2021. She is a senior associate at “EGFA Abogados” law firm. She is also a member of the board of directors and the supervisory committee of other Argentine companies, mainly in the energy sector. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on June 18, 1982.

Carolina Susana Curzi is a lawyer with a degree from the University of Buenos Aires. She is an alternate director of Telecom since January 31, 2018. She is a partner at “EGFA - Abogados” law firm. She also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on March 14, 1976.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Juan Santiago Fraschina is an economist graduated from the University of Buenos Aires. He has been an alternate member of the Telecom Argentina’s Board of Directors since June 4, 2020, designated at the proposal of ANSES —FGS. He was born on January 14, 1977.

Senior Management

As of December 31, 2022, Telecom’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Roberto D. Nóbile	Chief Executive Officer (“CEO”)	January 1, 2020
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory Matters	November 16, 2017
Pedro L. López Matheu	Director of External Communications, Sustainability and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Chief of Procurement officer (“CPO”)	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operation Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Pablo Esses (2)	Chief Information Officer (“CIO”)	May 23, 2018
Gerardo H. Maurer (3)	Director of Security	November 27, 2014
Fernando Cravero	Director of International Operations	March 1,2018
Maximiliano A. Olivera (3)	Sr. Manager of Partners and National Market Alliances	November 1, 2021
Martin Andres Heine	Director of Digital Growth and Fintech	August 29, 2022
Guillermo Paez	Director of Platforms and Services	August 29, 2022
Leonardo Cocca	Director of B2B Business	August 29, 2022
(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.
(2)	Pablo Esses left his duties as CIO on October 7, 2022
(3)	Gerardo H. Maurer left his duties on February 1, 2023. Maximiliano Olivera was appointed temporarily as Director of Security on February 22, 2023.

Roberto D. Nóbile is a Certified Public Accountant with a degree from the University of Buenos Aires and an AMP (Advanced Management Program) at Harvard Business School. He was appointed as General Sub - Director of the Company on November 27, 2017. Previously, he had been COO of the Company since May 2016 in charge of Marketing, Sales and Operations. Mr. Nóbile has many years of experience in the telecommunications and media sector. In October 2006, he joined Cablevisión, where he worked for 10 years, as COO and Deputy Managing Director. He joined Arthur Andersen in 1989. Subsequently, he worked at Honeywell as South Regional Controller (Brazil, Argentina and Chile). In 1997, he was CFO of Arte Gráfico Editorial Argentino S.A. He was born on September 27, 1967.

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

Hernán P. Verdaguer is a lawyer specialized in Corporate Law. He did a Postgraduate Program on Communications Law Update (Facultad de Derecho - University of Buenos Aires) and a Postgraduate Program on Business Management (Universidad Argentina de la Empresa, UADE). He was appointed Director of Regulatory Affairs of the Company on November 16, 2017. He joined Diario Clarín in 1994 and then with the creation of Grupo Clarín, he held several positions until becoming Manager of Regulatory Affairs. He held such position until November 2017, when he joined Telecom Argentina. He was born on May 16, 1968.

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

Pablo C. Casey is a lawyer with a degree from University of Buenos Aires and holds a Master’s Degree in Law and Economics from Universidad Torcuato Di Tella. He was appointed Director of Legal and Institutional Affairs of Telecom Argentina on November 16, 2017. Previously, he was a member of the Board of Directors of Cablevisión since October 2006. He worked at Grupo Clarín directly and indirectly since 1986 as Manager of Institutional Affairs. Mr. Casey also worked at Estudio Sáenz Valiente y Asociados until 1997, where he worked directly with Grupo Clarín. Between 1997 and 2005, he was the Manager of Legal Affairs of Multicanal. Mr. Casey was also a member of the Board of Directors of Grupo Clarín. He was born on June 20, 1967.

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

Miguel Angel Fernández is an Electronic Engineer from the Universidad de Bahía Blanca and also holds an EMBA Program from IAE (2000 — 2001). He was appointed CTO (Chief Technical Officer) of Telecom Argentina on November 16, 2017. He holds the same position at Cablevisión since 2007. Between 1994 and 2006, he was the Technical Manager of Multicanal. Between 1990 and 1994, he was the Field Engineer at Western Atlas Petroleum Service Co. He was born on June 10, 1963.

Alejandro Miralles is an economist with a degree from the University of Buenos Aires. He was appointed as Chief Audit & Compliance Officer in November 2017. He was Director of Human Capital of Telecom Argentina since June 6, 2016. Before that, he was Customer Partner for more than five years at Korn Ferry, the leader global people and organizational advisory firm. He has also worked as Chief Financial Officer at Cablevision for seven years and Chief Executive Officer at Teledigital Cable. Prior to that, he was Investment Officer at CEI Citicorp Holdings and he worked at Citibank N.A. and at Manufacturers Hannover Trust. He was born on December 29, 1963.

Pablo Esses holds a degree in Business Administration from the University of Buenos Aires. He participated in numerous specialization courses in management, technology and leadership in the international arena in the United States and Europe. He was appointed as CIO of Telecom Argentina in May 2018. He has more than 25-years of experience in Business Consulting at Coopers & Lybrand, PricewaterhouseCoopers and IBM in Latin America. He was born on February 22, 1967. He finished his tenure as CIO and left the Company on October 7, 2022.

Gerardo Maurer is an engineer with a degree from the University of Buenos Aires. He joined Telecom Argentina in August 2006 and since then he held various positions within Internal Audit and Corporate Security.  In November 2014, he was appointed as Corporate Security Director. Previously, he worked at United Nations Conference on Trade and Development (UNCTAD) in Geneve, Venezuela and Central America. He returned to Argentina in 1996 and joined the Audit Unit at La Caja de Ahorro y Seguro S.A. He was born on May 11, 1959.

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

Martín A. Heine is a Certified Public Accountant with a degree from the University of Buenos Aires. He previously held several managerial positions, including Commercial and Marketing Director, within Telecom. He has been working for 26 years in the telecommunications and media sector. He was appointed Head of Digital Growth on August 29, 2022, from where he is leading the constant development of Personal Pay, Personal’s virtual wallet, therefore, adding some interesting features to the fintech market. He was born on May 18, 1973.

Guillermo Paez graduated from the University of Buenos Aires (UBA) with a degree in Engineering Telecommunications and subsequently took post-graduate programs in Senior Management and Business Agility at ESADE Business & Law School. He also achieved a certificated program in innovative strategies and solutions focused on the user at Design Thinkers Academy in Amsterdam. Paez joined Telecom Argentina on January 2018, where he held the position of Content Platforms Director and since August 2022, has acted as Executive Director of Platforms & Services. He has more than 20 years of experience in the telecommunications industry leading engineering, marketing, product and procurement teams, and working knowledge in different roles and decision-making processes. Prior to joining Telecom Argentina, he worked for 12 years (2006-2018), holding several managerial positions at Cablevision-Fibertel. He was a Product & Innovation Manager (2017-2018), heading a multi-talent team, Flow E2E Program Manager (2014-2016),

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Supply Chain Manager (2008-2016), and Telcos & Corporate Customers Manager (2007-2008). He also held leadership positions at PRIMA (2000-2007) and Ericsson. (1998-1999). He was born on January 12, 1972.

Leonardo Cocca joined Telecom Argentina in December 2019 as the B2B Business Director. He graduated with honors from the Buenos Aires Institute of Technology (ITBA) as an electronic engineer and has an MBA degree from the CEMA University. He has also attended many senior management executive programs at Harvard Business School, MIT Sloan School of Management, Stanford University and Singularity University among other important schools. He has more than 25 years of experience leading with vision in diverse technology and services business, starting its career in Telecommunications and BPO. Before joining Telecom, he was General Manager in three different companies in the IT and fintech industries. Mr. Leonardo Coca was born on March 17, 1972.

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
●to attend meetings of shareholders; and
●generally, to monitor the affairs of Telecom Argentina.

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by (i) five members and (ii) three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2022 and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Saturnino Jorge Funes	Member	Lawyer
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Ona Celia Dimnik	Alternate Member	Lawyer
Lucrecia Sofía Myburg Diaz	Alternate Member	Lawyer

Pablo Andrés Buey Fernández is a lawyer from the University of Buenos Aires and has Master of Laws from Harvard University Law School. He has been a member of the Supervisory Committee of the Company since April 2016. He is Managing Partner at the law firm Alegría, Buey Fernández, Fissore and Montemerlo. Mr. Buey Fernández was an associate foreign lawyer at the firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey. He is a member of several professional associations. He was a professor at Master’s Degrees programs, post-graduate courses and seminars at Escuela Superior de Economía y Administración de Empresas, at the Facultad de Derecho and the Facultad de Ciencias Económicas from the University of Buenos Aires, and at the Facultad de Derecho of Universidad del Salvador. He was born on August 8, 1957.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Pablo Gabriel San Martín has been a member of the Supervisory Committee since April 2018. He is the President of SMS Latinoamerica and Partner Director of SMS — San Martin, Suarez y Asociados. Mr. San Martín serves as Chairman of the Audit Committee of the Transnational Auditors Committee of IFAC (International Federation of Accountants.) He served as auditor at the firm Pistrelli, Díaz y Asociados (Arthur Andersen). He is a member of several professional associations and of the steering committee of several binational business chambers and professional organizations. He was a professor at the School of Economic Sciences of University of Buenos Aires and Universidad del Salvador. He wrote articles on subjects within his field of expertise and is regularly invited as lecturer and guest speaker at Argentine and foreign universities.  He is a Certified Public Accountant graduated from University of Buenos Aires. He was born on May 1, 1963.

María Ximena Digón is a lawyer graduated with an Honor Diploma from the Pontifical Catholic University of Argentina. She has been a member of Telecom’s supervisory committee since 2017. She is a partner at “EGFA - Abogados” law firm. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on June 11, 1975.

Alejandro Héctor Massa has been a member of the Supervisory Committee since April 2018. He was a partner of Deloitte & Co SRL from 1999 to 2017, after Morgan Benedit y Asociados became a member of Deloitte. He is a member of the Argentine Fiscal Association and was a member of the International Fiscal Association. He was a professor at courses and graduate studies in the School of Economic Sciences of University of Buenos Aires, at graduate studies in Universidad Austral located in Rosario, and he served as author and speaker about subjects within his field of expertise. He is a Certified Public Accountant graduated from University of Buenos Aires. He was born on November 3, 1954.

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

Javier Alegria is a lawyer with a degree from the Pontifical Catholic University of Argentina. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He acted as an international lawyer with Cleary, Gottlieb, Steen & Hamilton LLP law firm from 2003 to 2004. Mr. Alegria is a member of the Public Bar Association of the City of Buenos Aires. He is a professor at the University of Buenos Aires Law School and Universidad del CEMA. He was born on August 7, 1974.

Rubén Suárez has been an alternate member of the Supervisory Committee since April 2018. He is a Director at SMS Latinoamerica and a founding partner of SMS — San Martin, Suarez y Asociados. He was a professor at the School of Economic Sciences of University of Buenos Aires and Universidad del Salvador. Permanent and alternate statutory auditor and member of the Supervisory Committee of other Argentine companies. He served as auditor at the firm Pistrelli, Díaz y Asociados (Arthur Andersen). He is a Certified Public Accountant graduated from University of Buenos Aires. He was born on January 14, 1961.

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

Ona Celia Dimnik has been an alternate member of the Supervisory Committee since April 2020. She is an associate of the law firm “EGFA Abogados”. Miss Dimnik graduated as a lawyer from the Pontifical Catholic University of Argentina. She was born on November 8, 1995.

Lucrecia Sofía Myburg Díaz has been an alternate member of the Supervisory Committee since April 2022. She is an associate of the law firm “EGFA Abogados”. Mrs. Myburg Díaz graduated as a lawyer from the Pontifical Catholic University of Argentina. She was born on September 24, 1995.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee is established for each fiscal year at the Annual Ordinary Shareholders’ Meeting.

The aggregate compensation paid through December 31, 2022 by Telecom to the members of the Board of Directors and the Supervisory Committee, acting since April 27, 2022, and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2022 was approximately P$2,290 million.

As of December 31, 2022, the fees accrued by the members of the Board of Directors and Supervisory Committee, for services in all capacities to Telecom and its subsidiaries during 2022 performed from January 1, 2022 until December 31, 2022 was approximately P$435 million and P$49 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2023.

As of December 31, 2022 compensation paid as advance payments to members of the Board of Directors and Supervisory Committee for services in all capacities to Telecom and its subsidiaries from January 1, 2022 until December 31 2022 was P$407 million and P$49 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022 and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2023, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

As of December 31, 2022, compensation accrued by Directors for technical administrative functions and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2022 amounted to approximately P$2,775 million (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which approximately P$1,480 million were paid as of December 31, 2022.

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

During the year ended December 31, 2022, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

On May 22, 2001 the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013 by equivalent Sections included in Law No. 26,831). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

With regard to public tender offers, under Transparency Decree, the offerer was required to formulate a “fair” price to be determined by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by the Productive Financing Law and CNV Resolution No. 779/18, the pricing of a tender offer is based on an objective formula which consists of the higher of two existing prices.

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

The Board of Directors decided to appoint an Executive Committee on January 1, 2018. On January 31, 2018 the Board of Directors approved the Rules of the Executive Committee (Reglamento de Facultades y Funcionamiento) and on that date the Executive Committee started functions. The Executive Committee members as of December 31, 2022 were: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Sebastián Bardengo, Mariano Marcelo Ibáñez and Germán Horacio Vidal.

From January 1, 2023 and until February 11, 2023, the members of the Executive Committee are: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Ignacio R. Diollet, Mariano Marcelo Ibáñez and Germán Horacio Vidal.

From February 28, 2023 and as of the date of this Annual Report, the members of the Executive Committee are: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Ignacio R. Diollet, Mariano Marcelo Ibáñez and Ignacio Cruz Moran.

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

On April 27, 2022 Telecom Argentina’s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Germán Horacio Vidal and Mr. Martín Hector D’ Ambrosio as members of Telecom Argentina’s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee financial expert under SEC guidelines.

Under SEC, NYSE and CNV regulations, Mr. Carlos Alejandro Harrison, and Mr. Martín Hector D’Ambrosio qualify as independent directors, and also until his passing away on February 11, 2023 Mr. Germán Horacio Vidal qualified as independent director under said regulations.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2023 has not yet been held. However, on February 28, 2023, the Board of Directors appointed Mr. Ignacio Cruz Moran, who qualifies as an independent director under the rules of the CNV and meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as a member of the Audit Committee to replace Mr. Germán Horacio Vidal, until the shareholders’ meeting scheduled to consider the 2022 fiscal year. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2022, a budget of P$16.2 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2023 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at Telecom, and the creation of a Risk Management Committee. The Committee is chaired by the CEO, and is composed by the Chief Audit & Compliance Officer, led and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function, which must be convened by the Finance Department and whose responsible person also serves as Secretary of the Risk Management Committee and reports to the CFO.

The duties of this committee include reviewing and implementing policies, mechanisms and procedures to identify, to measure and to mitigate risks for Telecom Argentina, and also recommend any steps or adjustments it deems necessary to reduce the risk profile of the organization.

The Company follows the guidelines provided under the Enterprise Risk Management — Integrated Framework issued by COSO, in order to carry on its Enterprise Risk Management process. Financial reporting risks are reviewed and certified under Section 404 of the Sarbanes Oxley Act.

The main risks faced by the Company are those affecting its capital, those related to its customers, internal processes and technology matters, and those related to geopolitical, macroeconomic, regulatory, labor, environmental, security, social, digital security, cybersecurity, compliance and legal matters, fraudulent actions, competition, among others.

Telecom Argentina has established different action plans that endeavor to mitigate, in whole or in part, very critical and critical risks. However, it cannot be assured that such plans are totally effective, or other events, unforeseen at the date of this Annual Report, could arise and affect the performance of Telecom Argentina.

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

As of December 31, 2022, the total number of Telecom employees was 21,729, as compared to 22,587 employees as of December 31, 2021 and 23,254 employees as of December 31, 2020. As of December 31, 2022, 21,131 employees were located in Argentina, 441 employees were located in Paraguay, 155 employees were located in Uruguay and two employees were located in the United States. As of December 31, 2021, 21,997 employees were located in Argentina, 433 employees were located in Paraguay, 155 employees were located in Uruguay and two employees were located in the United States. As of December 31, 2020, 22,659 employees were located in Argentina, 431 employees were located in Paraguay, 162 employees were located in Uruguay and two employees were located in the United States.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee is as follows:

●	Alejandro A. Urricelqui: 113,814 Class B Shares and 69,200 ADRs;
●	Mariano M. Ibáñez: 4,370 ADRs;
●	Baruki L.A. González: 188,500 Class B Shares;
●	Saturnino J. Funes: 31,277 Class B Shares; and
●	Pablo G. San Martín: 740 Class B Shares.

Capital stock of Telecom Argentina held by the Senior Management is as follows:

●	Mr. Roberto Nóbile: 11,000 Class B Shares;
●	Mr. Gabriel Blasi: 3,500 ADRs;
●	Mr. Fernando Cravero: 10,000 Class B Shares and 1,200 ADRs; and
●	Mr. Guillermo Páez: 928 Class B Shares.

No other member of Telecom Argentina’s senior management holds capital stock of Telecom Argentina.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2022, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

			Percent of
	Number of Shares	Percent of	Total Capital
	Owned	Class	Stock (1)
Class A Shares:
Fintech Telecom LLC	448,679,250	65.61%	20.83%
Voting Trust (3)	235,177,350	34.39%	10.92%
Total Class A Shares	683,856,600	100%	31.75%
Class B Shares (listed in BCBA):
ANSES - FGS	246,018,839	39.17%	11.42%
Others (2)	382,039,180	60.83%	17.74%
Total Class B Shares	628,058,019	100%	29.16%
Class C Shares:
Others	106,734	100%	0.01%
Total Class C Shares	106,734	100%	0.01%
Class D Shares:
Cablevisión Holding S.A.	406,757,183	48.33%	18.89%
VLG Argentina.	199,732,125	23.73%	9.27%
Voting Trust (3)	235,177,350	27.94%	10.92%
Total Class D Shares	841,666,658	100%	39.08%

Total Capital Stock	2,153,688,011	—	100.00%
(1)	Represents the respective percentage over the total of Telecom Argentina’s shares, regardless of their class.
(2)	Includes 198,085,167 Class B Shares in the form of ADSs owned by Fintech representing 31.54% of total Class B Common Shares and 9.2% of Telecom Argentina’s total capital stock
(3)	Trust created under the Voting Trust Agreement of April 15, 2019, composed of 50% of Class A Shares and 50% of Class D Shares. Trustees: Héctor Horacio Magnetto and David Martínez Guzmán. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

As of December 31, 2022, there were approximately 69.21 million American Depositary Shares outstanding (representing rights to 346.07 million Class B Shares or 55.1% of total Class B Shares). Further, as of December 31, 2022, there were approximately 68 registered holders of American Depositary Shares in the United States and approximately 21,400 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described in “—The Telecom Shareholders’ Agreement”. and the Company’s bylaws.

The Ordinary and Extraordinary General Meeting and the Special Meeting of Class C Shares, held on December 15, 2011, approved the power for the additional conversion of up to 4,593,274 Class C Shares into the same amount of Class B Shares in one or more tranches. As of December 31, 2022, 4,486,540 Class C Shares were converted into Class B Shares in 13 tranches. As of the date of this Annual Report, 106,734 Class C Shares are still pending to be converted into Class B Shares.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Major Shareholders

Cablevision Holding S.A. is the direct and indirect holder of 28.16% of Telecom Argentina’s total capital stock (in the form of Class D Shares). Additionally, both VLG Argentina (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”). See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

Cablevisión Holding S.A. is an Argentine corporation and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide Information and Communication Technology Services (ICT Services) and to provide Audiovisual Communication Services (ICT Services). Its controlling shareholder, in turn, is GC Dominio S.A, another Argentine corporation.

On June 21, 2018, CVH informed the Company that it was promoting and formulating a mandatory public tender offer for all Class B Shares issued by Telecom Argentina due to the acquisition of control in Telecom Argentina. The mandatory public tender offer has been suspended by Argentine courts. See Public Tender Offer due to change of control below.

Fintech Telecom LLC is the direct holder of 30.03% of Telecom Argentina’s total capital stock (Class A Shares and ADS representing Class B Shares). Until December 31, 2017 Fintech was Telecom Argentina’s controlling shareholder.

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

On July 6, 2020 CVH informed Telecom that on such date CVH was served with notice of a decision rendered on July 3, 2020 by  Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño Daniel v. Executive Branch - CNV on (Autonomous) Preliminary Injunction” (File No. 89537/18), whereby said Court decided to interrupt the judicial recess period only to consider the appeal filed by the CNV on May 26, 2020, dismiss such appeal and, consequently, confirm the extension of the preliminary injunction granted thereunder.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

On the other hand, on July 19, 2019, CVH was served with notice of a resolution rendered on the same date by Chamber I of the Federal Civil and Commercial Court of Appeals in re “Cablevisión Holding S.A. v. Argentine Securities Commission on Injunctions” (File No. 7998/18), lifting the preliminary injunction granted to CVH whereby the CNV was ordered to abstain from issuing any decision with respect to the authorization of the PTO. The resolution also provided that an appeal by CVH of the CNV’s decision with respect to the PTO would have a suspensive effect. CVH filed an extraordinary appeal against the Federal Civil and Commercial Court of Appeals’ decision, which was dismissed on December 26, 2019. However, as explained above, the PTO remained at the time subject to the preliminary injunction obtained by a shareholder of CVH – Daniel Burgueño – in the separate legal proceedings mentioned in the previous paragraphs.

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

On September 8, 2020 CVH informed Telecom that on such date CVH was served with notice of a decision rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño, Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19), rejecting the appeal filed by the CNV of the decision rendered by the court of first instance mentioned in the prior paragraph.

Finally, on October 29, 2020, CVH informed Telecom that on such date CVH was served with notice of the judgment rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño, Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19) dismissing the extraordinary appeal filed by the CNV against the first instance judgment rendered on September 8, 2020 mentioned in the prior paragraph.

On February 17, 2022, the Supreme Court of Justice dismissed the direct appeal filed by the CNV, not admitting the extraordinary appeal filed by the CNV against the resolution rendered by Chamber V of the Federal Court of Appeals on Administrative Litigation Matters. The resolution of Chamber V of the Federal Court of Appeals on Administrative Litigation Matters (the “Resolution”) had confirmed the ruling issued by the Court of First Instance in favor of the complaint brought by a shareholder of CVH, Mr. Daniel Fernando Burgueño. The Resolution confirmed that CVH’s obligation to conduct a tender offer to acquire the PTO Shares as a result of the change of control in Telecom terminated upon the issuance by the CNV of Resolution No. 779/2018 regulating Law No. 26,831, specifically Article 32, paragraph k) thereof; ordered the CNV to deem the proceedings initiated by CVH with the CNV in connection with the tender offer concluded; and informed CVH that it must cease the proceedings it had initiated in connection with the tender offer. CVH has indicated that it will adopt all measures aimed at complying with the abovementioned judgment (including taking all corporate action as may be necessary in furtherance of the termination of the PTO) in due course.

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

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

The Telecom Shareholders’ Agreement provides, among other matters, the following:

●	Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;
●	FTL and CVH undertook to execute a voting trust agreement (the “Voting Trust Agreement”), which was formalized on April 15, 2019, pursuant to which FTL and VLG Argentina contributed 235,177,350 Class A Shares and 235,177,350 Class D Shares of Telecom, respectively, to a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Telecom Shareholders’ Agreement, in which case such shares will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC;
●	The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17. Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;
●	Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and all key employees of Telecom and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;
●	An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our Audit Committee and three members of our Supervisory Committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the Audit Committee and two members of the Supervisory Committee;
●	Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;
●	We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the BYMA and the New York Stock Exchange, respectively;
●	Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

●	In the event that a tender offer (oferta pública de adquisición) was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger Effective Date) representing up to 2% of Telecom’s total capital stock, see “Item 7— Major Shareholders and Related Party Transactions — Major Shareholders—Public tender offer due to change of control”;
●	Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;
●	The SHA Parties agree to cause us to declare and pay dividends if our consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and
●	Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

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

Transactions with related parties of Grupo Clarín for the year ended December 31, 2022 resulted in income for telecommunication services rendered by us of approximately P$497 million and expenses for services received of approximately P$10,136 million.

Transactions with other related parties resulted in income for services rendered of P$70 million as of December 31, 2022. Additionally, transactions with other related parties resulted in expenses of P$178 million as of December 31, 2022.

As of December 31, 2022, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Dividend Policy

See the descriptions of Dividend Policy in “Item 10—Additional Information—Telecom Argentina’s capital stock–Dividends”, and the descriptions of dividends paid in “Item 5—Operating and Financial Review and Prospects—Liquidity—Dividend payments”.

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2022, 2021 and 2020—Factors Affecting Results of Operations”.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.    THE OFFER AND LISTING

The number of shares as of December 31, 2022, was as follows:

Outstanding
Class of shares (*)	Shares
Class A Shares	683,856,600
Class B Shares	628,058,019
Class C Shares	106,734
Class D Shares	841,666,658
Total	2,153,688,011

(*) Share (nominal value P$1 each) with one vote each

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

Certain historical information regarding the BYMA is set forth in the table below.

	2022	2021	2020
Market capitalization (P$ billions) (1)	9,358	4,287	9,433
As percent of GDP (2)	12	10	38
Volume (P$ million) (1)(3)	110,512,821	57,837,432	30,504,788
Average daily trading volume (P$ million) (1)(3)	451,073	232,278	126,576
Number of traded companies (including Cedears)	338	325	283
(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).
(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 2022. The amount of 2022 is based on the last information available as of the filing date.
(3)	The amount of 2022 is based on the sum of the information published monthly.

Source: Instituto Argentino de Mercado de Capitales

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 10.ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. General Extraordinary Shareholders’ Meeting and Class A Shares and Class D Shares Special Shareholders’ Meetings held on October 10, 2019 approved the amendment of Sections 4, 5 and 6 of the Bylaws, so that Class A Shares and Class D Shares may be certified shares in accordance with applicable law or book-entry shares, as decided by Class A Shares and Class D Shares Special Shareholders’ Meetings, respectively. Afterwards, General Extraordinary Shareholders’ Meeting and Class A Shares and Class D Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of Section 10 of the Company’s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of five calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of one day, and to establish new means of notification of calls for said Meetings. The registration of these amendments before IGJ occurred on February 1, 2021.

Telecom Argentina’s bylaws with all subsequent amendments were registered before the IGJ on August 31, 2021, under number 13595, book 104 of Corporations.

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

Under Argentine law, shareholders are entitled to cumulative voting rights for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies a company of its decision to exercise its cumulative voting rights not later than three business days prior to the date of the Shareholders’ Meeting, all shareholders are entitled, but not required, to exercise their cumulative voting rights as well.

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

Notice of the Shareholders’ Meeting must be published in the Official Gazette and in a widely circulated newspaper in Argentina, at least twenty days before the shareholder’s meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. in the case of Class B Shares and Class C Shares, and via book-entry account held by the Company of Class A Shares and Class D Shares. Entitled to attend the meeting, a shareholder may be represented by proxy.

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

Upon the approval of the financial statements, the shareholders determine the allocation of Telecom Argentina’s net profits (if any). Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted or reconstituted. In addition, the Telecom Shareholders Agreement includes certain provisions with respect to the payment of dividends under certain circumstances Under CNV rules, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the GCL. The Shareholders’ Meeting must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the GCL requires Argentine companies to allocate 5% of any net profits to a legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As a result of this rules the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS as from January 1, 2012, should be assigned to a special reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

Furthermore, CNV Resolution No. 777/18 established that “earnings distributions shall be considered in the currency as of the Shareholders’ Meeting date using the price index corresponding to the previous month of said Meeting”.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at an Extraordinary Shareholders’ meeting, such as a merger of Telecom Argentina into another entity, a change of corporate object and purpose, transformation from one type of corporate form to another, or the voluntary withdrawal from the public offering regime or listing of Telecom Argentina’s shares, any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value of his or her shares determined on the basis of Telecom Argentina’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the dissenting shareholder exercises its appraisal rights within five days following the Shareholders’ Meeting at which the resolution was adopted. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and provided he or she can prove that he or she was a shareholder on the day of the Shareholders’ Meeting at which the resolution was adopted. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company or if the shares that Telecom shareholders would receive as a result of such merger or spin-off would also be admitted to the public offering regime or listed in Argentina.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Specific provisions for inward remittances

Exports of services

Pursuant to Section 2.2 of Communication “A” 6844, exporters shall repatriate and settle in the FX Market, the proceeds from exports of services within five business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Subject to certain requirements, the proceeds may be applied to the payment of principal and interest under foreign financial debt or registered domestic debt securities, or to the repatriation of foreign investments.

On June 2, 2022, by virtue of Communication “A” 7518 (as amended by Communication “A” 7520), the Central Bank created a foreign currency availability regime for the export of services. Accordingly, legal entities that export telecommunication services, IT services, information services, among others, may have up to US$12,000 per year in accounts in local financial entities without the requirement of settlement in Pesos. In order to access this benefit, the legal entity must have a “Certification of increase of income from service export collections in the year 2022” and must designate a single local financial entity that will be responsible for issuing such certification.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of Communication “A” 6844, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within five business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

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

Exceptions to inward remittances regime

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

Specific provisions for outflow of funds through the FX Market

Payment of services provided by non-residents

Pursuant to Section 3.2 of Communication “A” 6844, residents may access the FX Market for payment of services provided by non-residents to the extent there is sufficient evidence to prove the existence of the rendered service. Access to the FX Market for the payment of commercial debt shall be granted as of the debt’s due date, upon verification that it has been registered in the most recent External Assets and Liabilities Reporting Regime report; prior access is conditioned to BCRA’s authorization.

Subject to certain exceptions, prior authorization from the BCRA is required to access the FX Market for the payment of services provided by non-resident related parties.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Payment of dividends and corporate profits

In accordance with Section 3.4 of Communication “A” 6844, access is granted to the local FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

●Maximum amounts: The total amount of transfers executed through the FX Market as of January 17, 2020 for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the FX Market as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders’ meeting.
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
(2)if the prepayment is made within the process of a securities exchange: (a) the prepayment shall be made as part of an exchange of securities issued by the customer, (b) the prepaid amount correspond to the accrued interest on the securities as of the exchange

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Access may also be granted when (i) the purchased funds are deposited in the customer’s foreign currency accounts in local financial entities, (ii) access takes place no more than five business days prior to the applicable time period, (iii) amount purchased daily does not exceed 20% of the total amount to be paid on the scheduled payment date, and (iv) the intervening financial entity has verified that the debt being serviced is in compliance with the FX regulations. The remaining funds that are not used for the payment shall be settled in the FX Market within five business days following the payment date.

Specific provisions for securities transactions

Limitations related to the sale or transfer of securities.

In order to make payments abroad through the foreign exchange market, a company must, in addition to the requirements applicable in each case, submit a sworn statement stating that on the day on which access to the market is requested and in the previous 90 calendar days, it has not performed the transactions mentioned below and that it undertakes not to perform them from the moment access is requested and during the following 90 calendar days:

(i) sales in the country of securities with settlement in foreign currency;

(ii) exchanges of securities issued by residents for foreign assets;

(iii) transfers of securities to foreign depositories;

(iv) acquisition in the country of securities issued by non-residents with settlement in pesos;

(v) acquisition of Argentine certificates of deposit representing foreign shares;

(vi) acquisition of securities representing private debt issued in foreign jurisdictions; and

(vii) delivery of funds in local currency or other local assets (except funds in foreign currency deposited in local financial entities) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

When the client is a legal entity, Communication “A” 7327 establishes the same requirements in relation to its direct controlling and holders (defined in accordance with the BCRA rules indicated therein). Also, Communication “A” 7142 established that securities transactions arranged abroad may not be settled in pesos in the country, and only those transactions arranged in the country may be settled in pesos in the country.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Mandatory Refinancing Plan

By means of Communication “A” 7106, amended and supplemented by Communications “A” 7133 (October 9, 2020), “A” 7196 (January 6, 2021), “A” 7230 (February 25, 2020), “A” 7416 (December 9, 2021), “A” 7466 (March 3, 2022) and “A” 7621 (October 13, 2022), the BCRA established the requirement, for those private sector companies and financial institutions with scheduled principal maturities on any external financial debt (other than intercompany debt) and dollar-denominated local securities between October 15, 2020 and March 31, 2021 (subsequently extended to December 31, 2023), of filing a refinancing plan with the BCRA to be based on the following standards:

(a) access to the FX Market shall be granted to purchase foreign currency to make payments of services of principal for up to 40% of the principal amount due on such period only; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(b) at least 60% of the principal amount due on such period shall be refinanced with a new external indebtedness with an average life of at least two years.

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

An entity authorized to operate in the FX Market must be designated by the debtor to track the operation and an affidavit in which the debtor undertakes to repatriate and settled the funds into Pesos that are in favor of the local customer as a result of such operation, or as a result of the release of the funds of the constituted as collateral, must be provided within the following five business days.

Additional information requirements

In addition, access to the FX Market for the purchase of foreign currency in all of the aforementioned circumstances is also subject to the compliance by the customer of the following information requirements:

(A) the “Anticipo de operaciones cambiarias” regime, pursuant to which the customer must disclose to the intervening financial entity any purchase of foreign currency that equals or exceeds a daily threshold of US$10,000, two business days in advance;

(B) the Foreign Liquid Assets Holdings affidavit (Communication No. 7030, as amended), stating that (1) all of the foreign currency that the customer holds in Argentina is deposited in local bank accounts and that it does not have more than US$100,000 in available foreign liquid assets (excluding funds deposited abroad that cannot be used because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements or funds set up to guarantee foreign derivative transactions); and, at the beginning of the day in which it requests access to the FX Market, subject to certain exceptions, and (2) the customer undertakes to settle in Pesos through the FX Market, within five business days of its availability, those foreign proceeds resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020. Such amount may be exceeded provided the amount in excess (a) was used on the same date to make payments that would have had access to the local exchange market; (b) was transferred in favor of the customer to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 5-working day period has not elapsed; or (d) consists in funds deposited in foreign bank accounts resulting from foreign financial indebtedness and its amount does not exceed the equivalent to be paid for principal and interests in the next 365 calendar days; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(C) the Transactions with Public Securities affidavit (Communication No. 7001, as amended), where the customer must acknowledge that it has not sold or exchanged Argentine-issued securities for foreign currency or external assets, transferred them to a securities account outside of Argentina, or acquired in Argentina securities issued by non-residents with settlement in Pesos, during a 90-day term prior to the date thereof, and that it will refrain from entering into any of those transactions for 90-day term therefrom. Additionally, when the customer is an entity, the affidavit must include (i) the details of persons that directly control the entity, and (ii) the declaration that, at the time of the access to the FX Market and the 90 days prior to such request, it has not delivered foreign currency nor local liquid assets (except for funds deposited in local financial entities), in Argentina, to any person that directly controls it, outside of normal operations of acquisition of goods and services between residents.

Furthermore, by means of Communication “A” 7348, the BCRA included the possibility for customers who register settlements of new foreign financial indebtedness and have a certification issued by an entity stating that such indebtedness (i) has an average life of not less than two years and shows no principal maturities until at least three months after its settlement in the foreign exchange market; and (ii) the amount of the certifications issued by the entity under such indebtedness does not exceed the amount entered and settled by the foreign exchange market as of August 27, 2021, shall be exempted from the requirement of prior approval by the BCRA to access the foreign exchange market for the payment as from the maturity of the principal of commercial debts for the import of goods and services outstanding as of June 30, 2021, under the provisions of FX Regulations Sections 10.11. and 3.2., respectively. The certification may be used within five working days of the settlement of the funds of the new foreign financial indebtedness and the issuing entity must deliver it to the entities through which the customer wishes to access the foreign exchange market.

In addition, the entity must have a sworn statement from the customer declaring that: (i) it has not made use of this mechanism for an amount exceeding the equivalent of US$10 million including the certification requested; and (ii) the new foreign financial indebtedness shall not be included in the provisions of Sections 3.5.3.1., 3.6.4.2., 3.17.3., 7.9. and 7.10. of the FX Regulations.

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

Income Tax - Capital gains

The results derived from the transfer of shares and other equity interests, bonds and other securities of Argentine companies are, in some cases, subject to Argentine capital gains tax, regardless of the type of beneficiary who realizes the gains.

a.    Argentine corporate’s capital gains tax

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

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 35% tax rate on the net capital gain or at a 31.5% effective rate on the gross price should apply. On December 9, 2019, the official list of “non-cooperating” jurisdictions for tax purposes was published by means of Decree No. 862/19. Argentine tax authorities are required to report any news to the Ministry of Finance to modify this list:

1. Bosnia and Herzegovina

2. Brecqhou

3. Burkina Faso

4. State of Eritrea

5. Vatican City State

6. State of Libya

7. Independent State of Papua New Guinea

8. Plurinational State of Bolivia

9. British Overseas Territories Saint Helena, Ascension and Tristan da Cunha

10. Sark Island

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

12. Solomon Islands

13. Federated States of Micronesia

14. Mongolia

15. Montenegro

16. Kingdom of Bhutan

17. Kingdom of Cambodia

18. Kingdom of Lesotho

19. Kingdom of Eswatini (Swaziland)

20. Kingdom of Thailand

21. Kingdom of Tonga

22. Hashemite Kingdom of Jordan

23. Kyrgyz Republic

24. Arab Republic of Egypt

25. Syrian Arab Republic

26. People’s Democratic Republic of Algeria

27. Central African Republic

28. Cooperative Republic of Guyana

29. Republic of Angola

30. Republic of Belarus

31. Republic of Botswana

32. Republic of Burundi

33. Republic of Cabo Verde

34. Republic of Côte d’Ivoire

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

77. Lao People’s Democratic Republic

78. Democratic Socialist Republic of Sri Lanka

79. Federal Republic of Somalia

80. Federal Democratic Republic of Nepal

81. Gabonese Republic

82. Islamic Republic of Afghanistan

83. Islamic Republic of Iran

84. Islamic Republic of Mauritania

85. People’s Republic of Bangladesh

86. Republic of Benin

87. Democratic People’s Republic of Korea

88. Socialist Republic of Vietnam

89. Togolese Republic

90. United Republic of Tanzania

91. Sultanate of Oman

92. British Overseas Territory Pitcairn, Henderson, Ducie and Oeno Islands

94. Tuvalu

95. Union of the Comoros

On January 27, 2023, Decree No. 48/2023 was published in the Official Gazette, whereby the National Executive Power amended Article 24 of the Regulatory Decree of the Income Tax Law Decree No. 862/2019) which contains the list of jurisdictions considered as “non-cooperating” for the purposes set forth in the Income Tax Law.

With the changes introduced by decree, the following jurisdictions are removed from the list of non-cooperative jurisdictions: the Republic of Paraguay, Bosnia and Herzegovina, Mongolia, Montenegro, the Kingdom of Swaziland, the Kingdom of Thailand, the Hashemite Kingdom of Jordan, the Republic of Botswana, the Republic of Cape Verde, the Republic of Kenya, the Republic of Liberia, the Republic of Maldives, the Republic of Namibia, the Islamic Republic of Mauritania and the Sultanate of Oman.

The provisions of such decree have entered into force as of its publication in the Official Gazette and will be applicable to the fiscal periods initiated as of such date (i.e., January 27, 2023).

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,541, as of December 31, 2022, 2021 and 2020, the tax rate is 0.50%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements. According to Article four of AFIP General Resolution No. 3363 (and amendments), it is understood that the last financial statements of an Argentine entity that must be considered are those prepared under Argentine GAAP without considering the effect arising from the changes in the purchasing power of the currency. AFIP had ratified this criterion on several occasions. Notwithstanding this, during 2022, we learned that AFIP has modified its opinion and understands that the financial statements that must be used as the calculation basis for the determination and liquidation of the tax are those that were submitted for consideration and approved by the body competent company according to the type of company in question. That is, if the company applies IFRS, the financial statements prepared with such standards should be used.

Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Extraordinary tax on wealth

On December 18, 2020, Law No. 27,605 was published in the Official Gazette, which creates an extraordinary and one-time tax on wealth (Aporte Extraordinario y Solidario Para Ayudar a Morigerar los Efectos de la Pandemia) in order to face the effects of the coronavirus pandemic.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In addition, AFIP implemented a new regime that analyzes variations in net worth that may have occurred within 180 days prior to the entry into force of Law No. 27,605, with a view to avoiding any evasive schemes derived from such variations. The following taxpayers must report their assets as of March 20, 2020:

(a) Taxpayers of extraordinary tax on wealth;

(b) Taxpayers not included in a), whose assets as of December 31, 2019 were valued -according to the Personal Assets Tax’s affidavit of such fiscal period- in an amount equal to or above P$130,000,000; and

(c) Taxpayers not included in a), whose assets as of December 31, 2018 were valued -according to the Personal Assets Tax’s affidavit of such fiscal period- in an amount equal to or above P$80,000,000.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Other Taxes

There are no Argentine federal inheritances or succession taxes applicable to the ownership, transfer or disposition of Class A, B, C and D Shares.

Tax treaties

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Argentina has signed tax treaties for the avoidance of double taxation with several countries, although there is currently no tax treaty or convention in effect between Argentina and the United States. On December 23, 2016, Argentina and the United States signed an agreement for the upon request exchange of information relating to taxes, which entered into force on November 13, 2017. The first fiscal period with respect to which information could be exchanged was 2018.

On December 5, 2022, Argentina and the United States signed an agreement for the automatic exchange of financial information (the “2022 Tax Agreement”). The object of the 2022 Tax Agreement is the reciprocal exchange, for tax purposes, of information regarding accounts opened in financial institutions by residents of either country.

The 2022 Tax Agreement specifies that the Argentine reportable accounts of a reporting U.S. financial institution are financial accounts opened in a financial institution of the United States if: (i) in the case of a depository account, the account is held by an individual resident in Argentina and more than US$10 of interest is paid to such account in any given calendar year; or (ii) in the case of a financial account other than a depository account, the account holder is a resident of Argentina, including an entity that certifies it is a resident of Argentina for tax purposes, with respect to which U.S. source income that is subject to reporting under chapter three of subtitle A or chapter 61 of subtitle F of the U.S. Internal Revenue Code is paid or credited.

In particular, the U.S. Government will obtain and exchange with the Federal Administration of Public Revenue (“AFIP”) the following information with respect to Argentine reportable accounts:

(i) the name, address, and CUIT/CUIL of any Argentine resident who holds the account;

(ii) the account number, or its functional equivalent, in the absence of an account number;

(iii) the name and identifying number of the reporting U.S. financial institution;

(iv) the gross amount of interest paid on a Depository Account (as defined in the 2022 Tax Agreement);

(v) the gross amount of U.S. source dividends paid or credited to the account; and

(vi) the gross amount of other U.S. source income paid or credited to the account, to the extent subject to reporting under chapter three of subtitle A or chapter 61 of subtitle F of the U.S. Internal Revenue Code.

The 2022 Tax Agreement will enter into force on January 1 of the calendar year following the date on which Argentina makes a written notification to the United States confirming the completion of Argentina’s necessary internal procedures for the entry into force of the 2022 Tax Agreement.

The obligation of Argentina to obtain and exchange information relating to Reportable U.S. Accounts (as defined in the 2022 Tax Agreement) shall become effective on the date the 2022 Tax Agreement enters into force.

Instead, the obligation of the United States to obtain and exchange with Argentina information relating to Argentine reportable accounts shall take effect on the day on which the competent authority of the United States, the Secretary of the Treasury or his delegate, provides a written notification to the competent authority of Argentina, the AFIP or his delegate, when it is satisfied that Argentina has in place: (i) appropriate safeguards to ensure that the information received pursuant to the 2022 Tax Agreement shall remain confidential and be used solely for tax purposes, and (ii) the infrastructure for an effective exchange relationship (including established processes for ensuring timely, accurate, and confidential information exchanges, effective and reliable communications, and demonstrated capabilities to promptly resolve questions and concerns about exchanges or requests for exchanges and to administer the provisions of article five of the 2022 Tax Agreement related to collaboration on compliance and enforcement).

Once the obligation of the United States becomes effective, it will be required to obtain and send to Argentina the information for the whole calendar year of entry into force of the 2022 Tax Agreement and for all subsequent years.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Except as provided below, this discussion assumes that we are not, and will not become, a Passive Foreign Investment Company (PFIC).

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a stablished securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2021 and 2022 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2023 taxable year or the foreseeable future, although there can be no assurance in this regard. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Foreign tax credit considerations

Subject to generally applicable limitations and conditions, Argentine dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”), and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. The application of these requirements to the Argentine tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Argentine tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions with respect to ADSs or Class B Shares will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

As discussed above in “—Argentine Taxes—Income Tax - Capital Gains,” capital gains realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs are generally exempt from tax under current Argentine law. However, under the new foreign tax credit requirements recently adopted by the IRS, if Argentine tax is imposed in the future on the sale or other disposition of the ADSs or Class B Shares underlying the ADSs, the Argentine tax generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the ADSs or Class B Shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. Capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or Class B Shares underlying the ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes.

In addition, amounts paid on account of the personal assets tax (as described in “—Argentine Taxes—Personal assets tax”) generally will not be treated as an income tax for U.S. federal income tax purposes and will consequently not be eligible for credit against a U.S. holder’s federal income tax liability.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. Accordingly, U.S. holders are urged to consult their tax advisors regarding the application of these rules to their particular situations.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless the U.S. holder (1) provides a correct taxpayer identification number and certifies that it is not subject to backup withholding or (2) otherwise establishes an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2022, that are sensitive to changes in foreign exchange rates, market prices and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

b)       Interest Rate Risk

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in Argentine Pesos accruing interest at rates that are reset at maturity, notes and other financial entities’ loans denominated in Argentine Pesos, U.S. dollar, RMB and Guaraníes that bear interest at fixed and variable rates.

c)       Price Risk

The Company’s investments in financial assets at fair value through profit or loss are subject to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

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

Persons depositing or withdrawing shares must pay: (1) US$5.00 for each 100 ADSs or portion thereof for issuances of ADSs, including issuances resulting from a distribution, sale or exercise of shares or rights or other property. Investors depositing shares or holders withdrawing deposited securities are charged fees and expenses in connection with stock transfers, taxes and other governmental charges, cable, telex and facsimile transmission and delivery charges imposed at such person’s request, transfer or registration fees for the registration of transfer of ADSs on any applicable register in connection with the deposit or withdrawal of ADSs and the Depositary’s expenses in connection with the conversion of foreign currency (2) a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the Deposit Agreement, or a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities, but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to holders (3) an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders as of the record date or record dates set by the Depositary during each calendar year and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions) (4) a fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of its agents in connection with the servicing of the Shares or other deposited securities, the holding of foreign currency, the sale of securities (including, without limitation, Deposited Securities), the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions).

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may make available to the Company a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may also agree to reduce or waive certain fees described above, that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, the Company and/or certain shareholders of the Company. For the year ended December 31, 2022, the Depositary reimbursed Telecom Argentina approximately US$ 487,263.96 in connection with the ADR program.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2022 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2022 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

On April 27, 2022, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year’s Annual Shareholders’ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee financial expert. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2023 has not yet been held. However, on February 28, 2023, the Board of Directors appointed Mr. Ignacio Cruz Moran, who qualifies as an independent director under the rules of the CNV and meets the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as a member of the Audit Committee, to replace for Mr. Germán Horacio Vidal, until the shareholders’ meeting scheduled to consider the 2022 fiscal year. Therefore, as of the date of this Annual Report, the following members of Telecom Argentina’s Audit Committee are still in office: Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran. See “Item 6—Directors, Senior Management and Employees—The Board of Directors”.

ITEM 16B.    CODE OF ETHICS

This Annual Report provides the ethical principles to which Telecom Argentina and all members of the Board of Directors, the Supervisory Committee, the CEO, Managers and in general all those who work in the Company must abide.

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

The Code of Ethics and Conduct is available on our website at https://inversores.telecom.com.ar/en/corporate-governance.html and the latest update was the change of the Company address to General Hornos 690, City of Buenos Aires, filed with the SEC on Form 6-K on August 11, 2021.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2022 and 2021. Figures are not restated for inflation.

Services Rendered	2022	2021
Audit fees (1)	288.3	170.1
Audit related fees (2)	7.3	2.3
Tax fees (3)	39.3	8.2
All other fees (4)	1.2	1.3
Total	336.1	181.9
(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2022 and 2021, limited reviews of interim financial statements presented during 2022 and 2021, SEC filing reviews and other attestation services.
(2)	Includes fees billed for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees. In 2021, all other fees include primarily fees paid for consulting services provided in connection with the implementation of the software for human capital management, subscription to business publications and other non-audit

PART II	TELECOM ARGENTINA S.A.

related permitted services. In 2022, all other fees include primarily fees paid for subscription to business publications and other non-audit related permitted services.

Audit Committee Pre-approval Policies and Procedures

The engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries are pre-approved by the Audit Committee.

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

●	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the eleven-member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.
●	Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.
●	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.

PART II	TELECOM ARGENTINA S.A.

●	Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.
●	Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2022 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 9, 2023. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-97.

The following financial statements are filed as part of this Annual Report:

ITEM 19.    EXHIBITS

Exhibits:

1.1	Estatutos Sociales (Bylaws) of Telecom Argentina, as amended and restated (English translation) (incorporated by reference to Telecom’s report on Form 6-K filed on October 19, 2021).

2.1

Amended and Restated Deposit Agreement among Telecom Argentina S.A., JPMorgan Chase Bank, N.A., as depositary, and all holders from time to time of ADRs issued thereunder, including the form of American Depositary Receipt, dated May 7, 2021 (incorporated by reference to Telecom’s registration statement on Form F-6 (No. 333-255672)).

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

4.2

Amended and Restated Common Terms Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020 (included as Exhibit 4.9 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein).

4.3

Amended and Restated IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated February 4, 2020 (included as Exhibit 4.10 of the Form 20-F filed by Telecom Argentina on March 18, 2020 and incorporated by reference herein).

4.4

Amended IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated December 15, 2021 (included as Exhibit 4.9 of the Form 20-F filed by Telecom Argentina on March 22, 2022 and incorporated by reference herein).

4.5

Amended Common Terms Agreement between Telecom Argentina and Inter-American Investment Corporation, dated December 15, 2021 (included as Exhibit 4.10 of the Form 20-F filed by Telecom Argentina on March 22, 2022 and incorporated by reference herein).

4.6

Amended IFC Loan Agreement between Telecom Argentina and International Finance Corporation, dated December 15, 2021 (included as Exhibit 4.11 of the Form 20-F filed by Telecom Argentina on March 22, 2022 and incorporated by reference herein).

4.7	IFC Loan Agreement between Telecom Argentina and International Finance Corporation, dated June 28, 2022.

8.1	List of Subsidiaries.

12.1	Certification of Roberto D. Nóbile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Roberto D. Nóbile and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104.PRE	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
	By:	/s/ GABRIEL BLASI
		Name:	Gabriel Blasi
		Title:	Chief Financial Officer
Date: March 20, 2023

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

General Hornos 690

(1272) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$177.16 = US$1 as of December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – CGU of Telecom Argentina

As described in Notes 3.l), 3.m) 3.v), 3.v.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $ 494,757 million as of December 31, 2022, and the goodwill assigned to a cash generating unit of Telecom Argentina (“the CGU of Telecom Argentina”) was $494,067 million as of December 31, 2022. During fiscal year 2022, the Company has recognized an impairment of goodwill for $243,900 million. Management conducts an impairment test as of December 31 of each year, or more frequently if events or circumstances indicate that the carrying value of goodwill may be impaired. Recoverable value of the CGU is determined as the higher value between its fair value less costs of disposal (hereinafter "FVLCD") and its value in use (hereinafter "VIU"). FVLCD is calculated by management using the Company’s market capitalization value and VIU is estimated using a discounted cash flow model. The assessment of the recoverable value of the CGU of Telecom Argentina included significant judgments made by management. As of September 30, 2022, management identified a trigger that indicated that the carrying value of goodwill may be impaired and therefore the need to review the estimate of the recoverable value of goodwill assigned to the CGU of Telecom Argentina. The recoverable value of the CGU of Telecom Argentina S.A. as of that date was determined by management through the FVLCD, since it was higher than the value in use. To determine the fair value of the CGU of Telecom Argentina, the market capitalization value of the Company was adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value (iii) an estimated control premium and (iv) estimated disposal costs in an orderly transaction. As of December 31, 2022, the recoverable value of the CGU of Telecom Argentina was determined by management through the VIU, since it was higher than the FVLCD as of that date. To determine the VIU of the CGU of Telecom Argentina, the management used a discounted cash flow model. Management’s cash flow projections for the CGU of Telecom Argentina included significant judgments and key assumptions relating to revenue projections, long-term growth rate of normalized constant cash flow and the discount rate.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the CGU of Telecom Argentina is a critical audit matter is that there was significant judgment applied by management when developing the assessment of the recoverable value of the CGU of Telecom Argentina. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess (i) the FVLCD of the CGU of Telecom Argentina and to evaluate adjustments made by management to the Company’s market capitalization value, including the estimated fair value of other CGUs, the effect of the net liabilities not subject to the impairment test at their estimated fair value and the estimated control premium and (ii) the VIU of the CGU of Telecom Argentina and to evaluate the management’s significant assumptions related to revenue projections, long-term growth rate of normalized constant cash flow and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable value for the CGU of Telecom Argentina. These procedures also included, among others, evaluating the appropriateness of the recoverable value determination for the CGU of Telecom Argentina; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and (a) in the case of FVLCD evaluating the adjustments to the Company’s market capitalization value made by management, including (i) the estimated fair value of other CGUs (ii) the estimated fair value for the net liabilities not subject to the impairment test and (iii) the estimated control premium, and (b) in the case of VIU evaluating the reasonableness of the significant assumptions used by management related to the revenue projections, long-term growth rate of normalized constant cash flow, and the discount rate. Evaluating management’ adjustments to Company’s market capitalization value to determine the FVLCD of the CGU of Telecom Argentina involved evaluating whether the assumptions used by management were reasonable considering the consistency with: (i) valuation techniques generally used to determine fair values, (ii) external market data and (iii) evidence obtained in other areas of the audit. Also, evaluating management’s assumptions related to the revenue projections and long-term growth rate of normalized constant cash flow used to determine the VIU involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU of Telecom Argentina; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in (a) the evaluation of the methodology used by management to determine the FVLCD and the reasonableness of the adjustments to the Company’s market capitalization value made by management and (b) the evaluation of the management’s discounted cash flow model and the discount rate assumption used to determine the VIU of the CGU of Telecom Argentina.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Alejandro Javier Rosa

Autonomous City of Buenos Aires, Argentina

March 20, 2023

We have served as the Company’s auditor since 2003.

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist to understand certain terms as used in these consolidated financial statements.

Abono fijo: Under the Abono fijo plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

ADR: American Depositary Receipt.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority.

AMBA (Área Metropolitana de Buenos Aires): The Metropolitan Area of Buenos Aires.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

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

D&A: Depreciation and amortization.

DFI: Derivate Finantial Instruments.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

TELECOM ARGENTINA S.A.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fintech Services: Financial technology services.

FIU: Financial Information Unit.

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

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and censuses.

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

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/Personal Security/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., Personal Smart Security S.A.U., Negocios y Servicios S.A.U.

MULC (Mercado Único y Libre de Cambios): The Argentine Single and Free Exchange Market.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

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

PEN (Poder Ejecutivo Nacional): National Executive Power.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E: Property, plant and equipment.

PSP: Payment Service Providers.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

TELECOM ARGENTINA S.A.

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

SMS: Short message systems.

SOF: Secured Overnight Financing

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

Telefónica: Telefónica de Argentina S.A.

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the BCRA.

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

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions. For the avoidance of doubts, any tables that specify amounts are presented “in millions” are Stated in millions of Argentine pesos.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		As of December 31,
ASSETS	Note	2022	2021
Current Assets
Cash and cash equivalents	4	40,052	38,665
Investments	4	8,373	21,010
Trade receivables	5	37,616	43,934
Other receivables	6	19,537	17,231
Inventories	7	6,448	6,068
Assets classified as held for sale	3.j	954	—
Total current assets		112,980	126,908
Non-Current Assets
Trade receivables	5	118	140
Other receivables	6	1,669	4,063
Deferred income tax assets	15	2,472	1,282
Investments	4	6,444	6,282
Goodwill	8	494,757	738,457
PP&E	9	792,794	878,856
Intangible assets	10	254,807	280,724
Right of use assets	11	62,932	65,090
Total non-current assets		1,615,993	1,974,894
TOTAL ASSETS		1,728,973	2,101,802
LIABILITIES
Current Liabilities
Trade payables	12	89,257	95,899
Financial debt	13	134,361	126,360
Salaries and social security payables	14	37,652	43,367
Income tax payables	15	314	27,129
Other taxes payables	16	9,931	7,718
Leases liabilities	17	9,202	11,940
Other Liabilities	18	4,960	5,951
Provisions	19	2,634	4,180
Total current liabilities		288,311	322,544
Non-Current Liabilities
Trade payables	12	319	2,135
Financial debt	13	334,828	393,583
Salaries and social security payables	14	2,747	3,012
Deferred income tax liabilities	15	256,213	263,423
Other taxes payables	16	44	—
Leases liabilities	17	19,695	24,906
Other Liabilities	18	2,610	2,435
Provisions	19	11,654	18,650
Total non-current liabilities		628,110	708,144
TOTAL LIABILITIES		916,421	1,030,688
EQUITY
Equity attributable to Controlling Company		796,341	1,054,417
Equity attributable to non-controlling interest		16,211	16,697
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	21	812,552	1,071,114
TOTAL LIABILITIES AND EQUITY		1,728,973	2,101,802

The accompanying notes are an integral part of these consolidated financial statements

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		For the years ended December 31,
	Note	2022	2021	2020
Revenues	23	729,182	828,831	886,765
Employee benefit expenses and severance payments	24	(182,664)	(178,865)	(171,934)
Interconnection and transmission costs		(22,455)	(29,729)	(33,090)
Fees for services, maintenance, materials and supplies	24	(88,456)	(96,288)	(97,064)
Taxes and Fees with the Regulatory Authority	24	(55,991)	(63,781)	(67,685)
Commissions and advertising		(44,166)	(47,514)	(50,724)
Cost of equipment and handsets	24	(34,540)	(40,831)	(32,731)
Programming and content costs		(45,741)	(56,391)	(59,301)
Bad debt expenses		(18,342)	(15,550)	(31,769)
Other operating expenses	24	(36,447)	(41,261)	(39,951)
Depreciation, amortization and impairment of fixed assets	24	(495,321)	(264,050)	(242,847)
Operating income (loss)		(294,941)	(5,429)	59,669
Earnings from associates	4	819	770	1,459
Debt financial expenses	25	29,744	55,906	(72,619)
Other financial results, net	25	32,234	33,015	20,744
Income (loss) before income tax expense		(232,144)	84,262	9,253
Income tax benefit (expense)	15	26,504	(64,900)	(24,260)
Net income (loss) for the year		(205,640)	19,362	(15,007)

Attributable to:
Controlling Company		(207,833)	16,878	(16,803)
Non-controlling interest		2,193	2,484	1,796
		(205,640)	19,362	(15,007)

Earnings (Loss) per share attributable to Controlling Company - Basic and diluted	3.u	(96.50)	7.84	(7.80)

See Note 24 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	For the years ended December 31,
	2022	2021	2020

Net income (loss) for the year	(205,640)	19,362	(15,007)

Other comprehensive income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(6,740)	(12,447)	(4,896)
DFI effects classified as hedges	608	666	(799)
Income Tax effects on DFI classified as hedges and others	(279)	(249)	62
Will not be reclassified subsequently to profit or loss
Actuarial results	28	(68)	397
Income Tax effects	(10)	23	(121)
Other comprehensive (loss), net of tax	(6,393)	(12,075)	(5,357)

Total comprehensive income (loss) for the year	(212,033)	7,287	(20,364)

Attributable to:
Controlling Company	(212,818)	7,732	(21,170)
Non-controlling interest	785	(445)	806
	(212,033)	7,287	(20,364)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution
	Outstanding		Reserves
	shares				Special	Voluntary		Voluntary			Equity	Equity
	Capital				reserve for	reserve for		reserve for			attributable	attributable
	nominal	Inflation	Contri-		IFRS	capital		future	Other		to	to non-
	value	adjust-	buted		implemen-	invest-	Facultative	dividends	compre-hensive	Retained	controlling	controlling	Total
	(1)	ment	Surplus	Legal	tation	ments	(2)	payments	results	earnings	company	interest	Equity
Balances as of January 1, 2020	2,154	273,964	784,165	15,587	6,007	20,323	151,946	6,255	(14,456)	(24,769)	1,221,176	19,092	1,240,268
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2020:
- Absorption of negative Retained earnings	—	—	—	—	—	(7,171)	(17,463)	—	—	24,634	—	—	—
- Reserves reallocation	—	—	(40,431)	—	—	(13,152)	40,431	13,152	—	—	—	—	—
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	—	—	(1,083)	(1,083)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment	—	—	—	—	—	—	—	—	101	—	101	—	101
Resolutions of the General Extraordinary Shareholders’ Meeting held on November 13, 2020:
- Dividends (4)	—	—	—	—	—	—	(56,190)	(19,407)	—	—	(75,597)	—	(75,597)
Comprehensive income:	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss) for the year	—	—	—	—	—	—	—	—	—	(16,803)	(16,803)	1,796	(15,007)
Other comprehensive loss	—	—	—	—	—	—	—	—	(4,367)	—	(4,367)	(990)	(5,357)
Total Comprehensive income (loss)	—	—	—	—	—	—	—	—	(4,367)	(16,803)	(21,170)	806	(20,364)

Balances as of December 31, 2020	2,154	273,964	743,734	15,587	6,007	—	118,724	—	(18,722)	(16,938)	1,124,510	18,815	1,143,325
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	—	—	—	—	—	—	(16,803)	—	—	16,803	—	—	—
- Reserves reallocation	—	—	(34,455)	—	—	—	34,455	—	—	—	—	—	—
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	—	—	(1,625)	(1,625)
Resolutions of the General Extraordinary Shareholders’ Meeting held on August 11, 2021:
- Dividends (4)	—	—	—	—	—	—	(77,956)	—	—	—	(77,956)	—	(77,956)
Exercise Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment (5)	—	—	—	—	—	—	—	—	131	—	131	(48)	83
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	16,878	16,878	2,484	19,362
Other comprehensive loss	—	—	—	—	—	—	—	—	(9,146)	—	(9,146)	(2,929)	(12,075)
Total Comprehensive income (loss)	—	—	—	—	—	—	—	—	(9,146)	16,878	7,732	(445)	7,287

Balances as of December 31, 2021	2,154	273,964	709,279	15,587	6,007	—	58,420	—	(27,737)	16,743	1,054,417	16,697	1,071,114
(1)	See Note 21
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	Corresponds to non-controlling shareholders of Núcleo.
(4)	See Note 4. b)
(5)	See Note 3.d.1.a).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution
	Outstanding		Reserves
	shares
	Capital				Special				Equity	Equity
	nominal				reserve for		Other		attributable to	attributable to
	value	Inflation	Contributed		IFRS	Facultative	compre-hensive	Retained	controlling	non-controlling
	(1)	adjustment	Surplus	Legal	implemen-tation	(2)	results	earnings	company	interest	Total Equity
Balances as of January 1, 2022	2,154	273,964	709,279	15,587	6,007	58,420	(27,737)	16,743	1,054,417	16,697	1,071,114
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution (1)	—	—	—	796	—	16,082	—	(16,878)	—	—	—
- Reserves reallocation (1)	—	—	(29,779)	—	—	29,779	—	—	—	—	—
Dividends (4)	—	—	—	—	—	(45,258)	—	—	(45,258)	—	(45,258)
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	(135)	135	—	(1,271)	(1,271)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(207,833)	(207,833)	2,193	(205,640)
Other comprehensive loss	—	—	—	—	—	—	(4,985)	—	(4,985)	(1,408)	(6,393)
Total Comprehensive loss	—	—	—	—	—	—	(4,985)	(207,833)	(212,818)	785	(212,033)

Balances as of December 31, 2022	2,154	273,964	679,500	16,383	6,007	59,023	(32,857)	(207,833)	796,341	16,211	812,552
(1)	See Note 21
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	Corresponds to non-controlling shareholders of Núcleo.
(4)	See Note 4.b)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		For the years ended December 31,
	Note	2022	2021	2020
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year		(205,640)	19,362	(15,007)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		19,128	18,409	37,796
Depreciation of property, plant and equipment	24	198,788	211,121	193,206
Amortization of intangible assets	24	28,649	30,306	31,276
Amortization of rights of use assets	24	21,749	20,122	17,259
Impairment of Goodwill	3.m	243,964	1,299	—
Disposals of fixed assets and consumption of materials		4,834	4,011	1,917
(Earnings) from associates	4.a	(819)	(770)	(1,459)
Financial results and others		(48,800)	(93,272)	35,341
Income tax	15	(26,504)	64,900	24,260
Income tax paid (*)		(10,128)	(4,422)	(5,583)
Net increase in assets	4.b	(51,859)	(36,156)	(54,591)
Net increase in liabilities	4.b	40,662	18,390	29,467
Total cash flows provided by operating activities		214,024	253,300	293,882
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(117,255)	(143,341)	(153,739)
Intangible asset acquisitions		(5,220)	(4,948)	(6,093)
Payment for acquisition of subsidiary	3.d.1.b	(407)	—	—
Proceeds from dividends	4.b	615	456	236
Proceeds from the sale of property, plant and equipment and intangible assets		358	306	156
Investments not considered as cash and cash equivalents		(43,957)	(76,715)	(80,977)
Total cash flows used in investing activities		(165,866)	(224,242)	(240,417)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	4.b	85,215	125,088	164,737
Payment of financial debt	4.b	(68,313)	(97,973)	(192,271)
Payment of interests and related expenses	4.b	(46,212)	(52,238)	(61,307)
Payments of leases liabilities		(15,260)	(12,849)	(15,381)
Transactions with non-controlling interests	3.d.1.a	—	(115)	—
Payment of cash dividends	4.b	(1,229)	(1,449)	(1,079)
Total cash flows used in financing activities		(45,799)	(39,536)	(105,301)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,359	(10,478)	(51,836)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		38,665	54,474	102,399
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(972)	(5,331)	3,911
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		40,052	38,665	54,474

(*)	Years ended December 31,
	2022	2021	2020
Corresponding to Controlling Company tax withholdings / advances	(9,051)	(3,724)	(4,994)
Corresponding to subsidiaries	(1,077)	(698)	(589)
	(10,128)	(4,422)	(5,583)

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

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As of October 10, 1999, the Company also began providing telephone services in all the country.

In November 2017, the Company merged between Telecom Personal, so, since that date, it provides directly mobile telecommunications services.

As a consequence of the merger with Cablevisión (accounted for as a reverse acquisition on January 1, 2018), the Company provides cable television services through networks installed in different localities in Argentina and Uruguay.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services in Argentina. Additionally, through its subsidiaries, it also provides diverse ICT Services in Uruguay, Paraguay, and in the United States of America (“USA”).

Through its controlled company Micro Sistemas, the Company provides fintech services related to the use of electronic means of payment, transfers and/or electronic use of money.

Information on Telecom’s licenses and on the regulatory framework is described under Note 2 to these consolidated financial statements.

As of December 31, 2022, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

			Telecom Argentina's
			direct/indirect interest
			in capital stock and
Company	Main Activity	Country	votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual (b)	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome (c)	Security solutions and services	Argentina	100.00%
Personal Smart Security (d)	Prestación de servicios de seguridad y/o servicios relacionados.	Argentina	100.00%
Opalker (e)	Cybersecurity and related services	Uruguay	100.00%
NYSSA. (f)	Prestación de servicios de acceso a internet.	Argentina	100.00%
(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. (See Note 3.d.4)) to these consolidated financial statements).
(b)	On October 27, 2021, Telecom acquired the remaining 40% of AVC Continente Audiovisual’s capital stock. For further information, see Note 3.d.1.a) to these consolidated financial statements.
(c)	Company started on December 30, 2020 and registered in the IGJ on June 9, 2021 As of December 31, 2022 is a dormant entity.

TELECOM ARGENTINA S.A.

(d)	Company indirectly acquired on April 5, 2022 for a total consideration of $0.1 through subsidiary Personal Smarthome S.A. As of December 31, 2022 is a dormant entity.
(e)	Company acquired on July 27, 2021. On August 18, 2022, the Board of Directors of Telecom Argentina decided to make contributions to its controlled company Opalker, which were integrated through the credit that the Company had on Opalker, for US$0.2 million (equivalent to $28 in currency of 31 December 2022).
(f)	Company acquired on June 1, 2022. For further information, see Note 3.d.1.b) to these consolidated financial statements.

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

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina, taking into account that, as of December 31, 2022, fintech activities are not significant and do not exceed any of the quantitative thresholds identified under IFRS to qualify as reportable segments. The Executive Committee and the CEO will continue to monitor the evolution of this business to assess its eventual consideration as a separate reportable segment provided it complies with the requirements established by IFRS to that effect.

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

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the years ended December 31, 2022, 2021 and 2020.

◻	Consolidated Income Statement as of December 31, 2022

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	504,432	178,550	682,982	36,528	12,718	49,246	(3,046)	729,182
Operating costs without depreciation, amortization and impairment of fixed assets	(370,534)	(132,133)	(502,667)	(21,661)	(7,520)	(29,181)	3,046	(528,802)
Adjusted EBITDA	133,898	46,417	180,315	14,867	5,198	20,065	—	200,380

Depreciation, amortization and impairment of fixed assets								(495,321)
Operating loss								(294,941)
Earnings from associates								819
Debt financial expenses								29,744
Other financial results, net								32,234
Loss before income tax expense								(232,144)
Income tax expense								26,504
Net loss								(205,640)

Attributable to:
Controlling Company								(207,833)
Non-controlling interest								2,193
								(205,640)

◻	Consolidated Income Statement as of December 31, 2021

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	332,816	438,992	771,808	26,215	34,719	60,934	(3,911)	828,831
Operating costs without depreciation, amortization and impairment of fixed assets	(229,554)	(308,282)	(537,836)	(15,514)	(20,771)	(36,285)	3,911	(570,210)
Adjusted EBITDA	103,262	130,710	233,972	10,701	13,948	24,649	—	258,621

Depreciation, amortization and impairment of fixed assets								(264,050)
Operating loss								(5,429)

Earnings from associates								770
Debt financial expenses								55,906
Other financial results, net								33,015
Income before income tax expense								84,262
Income tax expense								(64,900)
Net income								19,362

Attributable to:
Controlling Company								16,878
Non-controlling interest								2,484
								19,362

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2020

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	240,325	588,261	828,586	18,183	44,138	62,321	(4,142)	886,765
Operating costs without depreciation, amortization and impairment of fixed assets	(158,901)	(390,278)	(549,179)	(11,419)	(27,793)	(39,212)	4,142	(584,249)
Adjusted EBITDA	81,424	197,983	279,407	6,764	16,345	23,109	—	302,516

Depreciation, amortization and impairment of fixed assets								(242,847)
Operating income								59,669

Earnings from associates								1,459
Debt financial expenses								(72,619)
Other financial results, net								20,744
Income before income tax expense								9,253
Income tax expense								(24,260)
Net loss								(15,007)

Attributable to:
Controlling Company								(16,803)
Non-controlling interest								1,796
								(15,007)

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of December 31
	2022	2021	2020
Sales revenues from customers located in Argentina	680,369	769,006	825,105
Sales revenues from foreign customers	48,813	59,825	61,660

CAPEX corresponding to the segment “Services rendered in Argentina	114,572	153,094	147,262
CAPEX corresponding to the segment “Other abroad segments”	11,697	13,552	16,606

Fixed assets corresponding to the segment “Services rendered in Argentina”	1,547,448	1,897,661	1,964,513
Fixed assets corresponding to the segment “Other abroad segments”	57,842	65,466	77,687

Financial Debt corresponding to the segment “Services rendered in Argentina”	457,123	505,299	571,839
Financial Debt corresponding to the segment “Other abroad segments”	12,066	14,644	16,797

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

These consolidated financial statements (except for the statement of cash flows) are prepared in current currency as of December 31, 2022 (see item d) and on an accrual basis of accounting (except for the consolidated statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are initially recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

TELECOM ARGENTINA S.A.

These consolidated financial statements contain all disclosures required under IFRS. Some additional disclosures required by the LGS and/or by the CNV have been also included.

The figures as of December 31, 2021 and for the years ended December 31, 2021 and 2020, which are disclosed in these consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of December 31, 2022. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These consolidated financial statements as of December 31, 2022, were approved by resolution of the Board of Directors’ meeting held on March 9, 2023.

d)   Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of December 31, 2022.

The table below shows the evolution of the indexes in the last three years according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso against the US dollar for the same years:

	As of December 31,	As of December 31,	As of December 31,
	2020	2021	2022

National Consumer Price Index (December 2016=100)	385.88	582.46	1,134.59

Variation in Prices
Annual	36.1%	50.9%	94.8%

Banco Nación US$/$ exchange rate	84.15	102.72	177.16

Variation in the exchange rate
Annual	40.5%	22.1%	72.5%

Below is a summary of the effect of applying IAS 29:

Restatement of the Statement of Financial Position and the Statement of Changes in Equity

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of December 31, 2022. Consequently, the main items restated were PP&E, Intangible assets, Rights of Use Assets, Goodwill, Inventories, certain Investments in associates and the Equity items. Each item must be restated since the date of the initial recognition in the Company’s Equity or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2022.

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

TELECOM ARGENTINA S.A.

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

Telecom USA, which operates in the USA, is under the oversight of the Federal Communications Commission (“FCC”).

Adesol, a company incorporated in Uruguay, has contractual relationships with several licensees that provide subscription television services in such country through various systems, which are under the oversight of the Communication Services Regulatory Agency (“URSEC”, for its Spanish acronym).

Finally, Micro Sistemas is registered as a PSP, as an Interoperable Digital Wallet and as Other Non-Financial Credit Provider, therefore it is subject to the oversight and certain regulations of the BCRA and the FIU for these types of operations.

b) Licenses

Under the Licencia Única Argentina Digital, the Company currently provides the following services:

●	Local fixed telephony,
●	Public telephony,
●	Domestic and international long-distance telephony,
●	Domestic and international point-to-point link services,
●	Value added, data transmission, videoconferencing, transportation of broadcasting signals, and Internet access,
●	STM, SRMC, PCS and SCMA, also called mobile communications services (“SCM”, for its Spanish acronym), Such licenses were granted for the provision of STM in the Northern Region of Argentina, of SRMC in the AMBA area, and of PCS and SCMA throughout the country.
●	SRS and
●	SRCE

TELECOM ARGENTINA S.A.

Licenses held by subsidiaries in Paraguay are the following:

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

Tuves Paraguay has a license for the provision of direct-to-home subscription audio and television services (“DATDH”, for its Spanish acronym). This license has been granted for renewable five-year periods.

c) Regulatory framework of the services provided by the Company

Among the main regulations that govern the services rendered by the Company, the following stand out:

●	LAD and its amendments.
●	Law No. 19,798 to the extent it does not contradict the LAD.
●	The Privatization Regulations, which regulated that process.
●	The Transfer Agreement.
●	The licenses for providing telecommunication services granted to the Company and the Bidding Terms and Conditions and their respective general rules.
●	Current service regulations. See the main regulations on Licenses, Interconnection, SU and Spectrum in sections d), e) and f) of this Note.
i)	LAD and its amendments

The LAD maintains a single country-wide ICT Services license scheme and an individual registration of the services to be rendered.

Among the main amendments to the LAD the following stand out:

●	The incorporation of Subscription Broadcasting Services (physical or radio-electric link, such as cable TV) as an ICT Service within the scope of the LAD and excluding it from Law of Audiovisual Communications Services (“LSCA”, for its Spanish acronym).
●	Any subscription broadcasting license (such as cable television) are considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. Furthermore, the Decree provides for a 10-year extension counted as from January 1, 2016 for the use of spectrum frequencies by radio-electric link subscription broadcasting services licensees.
●	Fix in 15-years (until January 2, 2032), the term to provide for the unbundling of the local network of the licensees of the ICT Services (protection of last-mile fixed new generation networks to Broadband).

It should be noted that until the enactment of a law that will unify the fee regime provided under the LSCA and the LAD, the physical link and radio-electric link subscription broadcasting services will continue to be subject only to the fee regime provided under LSCA (included in “Taxes and Fees with the Regulatory Authority” of the Statement of Income).  Therefore, they shall not be subject to the SU investment contribution or the payment of the Control, Oversight and Verification Fee provided under the LAD.

TELECOM ARGENTINA S.A.

ii)	Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, PEN issued Decree No. 690/20 (“Decree No. 690/20”), which has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20, through which:

●	declared ICT Services as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered ENACOM to ensure accessibility;
●	established that the prices of: (i) the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii) the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM;
●	ENACOM established the price and characteristics of each service of the ICT’s PBU;
●	suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020;
●	allowed ICT licensees to increase retail prices for services up to 5% during January 2021, considering the prices effective as of July 31, 2020 as the price of reference. Also, provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of the LAD.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to grant the injunction requested, ordering the suspension of the effects of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and it has been extended for equal periods, the last extensions granted being on September 29, 2022 and March 8, 2023.

Through the decision of December 2, 2022, the Chamber II of the Federal Court of Appeals on Administrative Litigation Matters, confirmed the resolution of the court of first instance on September 29, 2022. As supported by the preliminary injunctions granted, the Company increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021.

On June 29, 2021, PEN and ENACOM filed an appeal before the Supreme Court of Justice, which was denied on November 15, 2022.

Consequently, the precautionary measure is fully in force as of the date of issuance of these consolidated financial statements, through extensions for periods of six months.

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

d) General Regulation of the Universal Service (“RGSU” for its Spanish acronym)

ENACOM approved a new RGSU through Resolution No. 721/20 of September 3, 2020.

TELECOM ARGENTINA S.A.

The new Regulation, althought it maintains the obligation to contribute to the FFSU 1% of total revenues accrued for the provision of ICT Services net of its taxes and fees (included in “Taxes and Fees with the Regulatory Authority” of the Statement of Income), among the most relevant matters, provides:

(i)	That ENACOM may consider that the monthly obligation of the Contributors has been partially settled for up to 30% of their contributions, based on the reporting of computable investments made in projects approved by ENACOM;
(ii)	That the licensees may submit projects to ENACOM for their review and assessment;
(iii)	That the deployment of fixed Next Generation Networks (“NGN”) for the provision of broadband Internet services of the Projects shall not fall within the scope of the protection described in section c) i) above.

In addition, within the framework of the new RGSU, SU Programs have been approved providing for the deployment of fixed broadband, deployment of access networks to mobile communications services and services to public institutions, among others.

i)	SU Fund - Impact on the Company with respect to its original license to provide SBT

According to the provisions of SC Resolution No. 80/07, No. 154/10 and CNC Resolution No. 2,713/07, Telecom filed its affidavits including the offset amounts related to the services that should be considered as SU services.

However, several years after the market’s liberalization and the effectiveness of the SU regulations and its ammendments,  which were replaced with Decree No. 558/08 and the LAD, incumbent operators have still not received any offsets for providing services with the characteristics set forth under the SU regime.

As of the date of these consolidated financial statements, the Company has filed its monthly SU affidavits related to the services associated with its original license to render SBT, which result in a receivable. The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2022 since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

Between years 2011 and 2012, the SC issued a serie of resolutions through which it notified the Company that investments associated with “High-Cost Areas”, the “Special Information Service 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People”, the “Free Access to Special Emergency Services and Special Community Services”, the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service (SSPLD)”, did not qualify as Initial SU Programs, and that, they did not constitute different services involving a SU provision, and therefore, cannot be financed with SU Funds.

The Company’s Management, with the advice of its legal counsel, has filed appeals against the above-mentioned resolutions, presenting the legal arguments based on which such resolutions should be revoked.

In September 2012, the CNC ordered the Company to deposit approximately $208. The Company has filed a recourse refusing the CNC’s order on the grounds that the appeals against the SC Resolutions are still pending of resolution.

In November 2019, ENACOM notified Telecom that the appeals filed by the Company against the SC resolutions had been rejected, taking them to superior body for substantiation. As of the date of these consolidated financial statements, the appeal review body has not yet issued a decision.

While it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

TELECOM ARGENTINA S.A.

ii)	FFSU - Impact on the Company with respect to the SCM originally provided by Telecom Personal S.A. (Personal, company merged in 2017)

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

In July 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services declared by the SCM Providers as “High Cost Areas or services provided in non-profitable areas”, “services provided to clients with physical limitations (deaf-mute and blind people)”, “rural schools”, and requests relating to the installation of radio-bases and/or investment in infrastructure development in various localities, did not constitute items that could be discounted from the amount of SU contributions. It also provided that certain amounts already deducted could be used for investment projects within the framework of the Program created under SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal filed an administrative appeal against SC requesting its nullity. As of the date of these consolidated financial statements, this appeal is still pending of resolution.

In October 2012, in response to the order issued by the SC, Personal deposited under protest the amount corresponding to the assessment of the SU services provided by Personal, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC. Since August 2012, Personal -and subsequent to the merger, the Company- is paying under protest of those concepts in its monthly affidavits. As of December 31, 2022, the Company has not recognized any credits related to these concepts.

While it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

iii)	FFSU - Impact on the Company with respect to the services originally provided by Cablevisión (company merged in 2018)

Cablevisión -and subsequent to the merger, the Company- has complied with its investment contribution obligations. The Regulatory Authority has not yet approved the Project filed by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to fulfill the SU contribution obligation for the amounts accrued since January 2001 until the effectiveness of Decree No. 558/08.

e) Spectrum

Trough Resolution SC No. 79/14 and SC Resolutions No. 80/14, 81/14, 82/14, 83/14 and 25/15, the Company was awarded Lots 2, 5, 6 and 8 and the remaining frequencies of the Personal Communication Services (PCS) and the SRMC, as well as those of the new spectrum for the SCMA, which were offered through a public auction process approved by SC Resolution No. 38/14.

In accordance with the conditions of the tender document, the authorizations for the use of the frequencies that are the object of the auction are granted for a period of 15 years counted from the notification of the administrative act of adjudication. In particular, for the new spectrum of the SCMA, both the term of the authorizations for the use of frequencies as well as the corresponding deployment obligations, was counted as from February 27, 2018, in accordance with what is stated in Resolution No. 528/18.

Once the term of use granted for the different frequencies has expired, the Regulatory Authority may extend the validity at the express request of the successful bidder (which will be onerous and under the price and conditions established by it).

TELECOM ARGENTINA S.A.

i)	Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

In December 2017, the Company was served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize the transfer in favor of Telecom Argentina of the authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO). Telecom Argentina shall, within a term of two years as from the date on which the merger was approved by the CNDC and ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications (80 Mhz exceeded the limit set).

During 2019, Telecom Argentina proceeded with a partial return of the radio-electric spectrum (40 Mhz) and completed it in March 2022 (other 40 Mhz).

Moreover, on March 15, 2022, ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

The accounting treatment as of December 31, 2022 is detailed in Notes 3.m and 10.

ii)	ENACOM Resolution No. 798/2022 – On-demand allocation of spectrum blocks

Through Resolution No. 798/2022 published in the Official Gazette on May 19, 2022, ENACOM began the process for the on-demand allocation of spectrum blocks of the 2500-2570 MHz and 2620-2690 MHz frequencies for the provision of SCMA services. Through said Resolution, ENACOM also approved the bidding terms and conditions and the list of locations for which there is spectrum available for the provision of SCMA services. Article 12 of the bidding term and condition allowed the return of portions of spectrum previously assigned as a means of payment for the assigned frequencies.

On May 31, 2022, Telecom made a filing requesting the allocation of spectrum blocks under this process. Through Resolution No. 1729/2022 published in the Official Gazette on August 31, 2022, ENACOM assigned to Telecom the spectrum blocks requested and the return of the spectrum proposed by Telecom was accepted as part of payment.

f) Other relevant regulatory matters

i)	Number Portability Regulation

On April 4, 2018, the Ministry of Modernization issued Resolution No. E-203/18, whereby it approved the new Number Portability Regulation, including the portability of fixed telephony service lines. Through such Resolution, such Ministry also approved, among others, the implementation schedule for the portability of these services, among other definitions contemplated in the resolution.

On September 20, 2022, the first phase of the process was implemented, enabling Fixed Portability in the towns of La Plata, Mar del Plata and Salta. Subsequently, on October 4, 2022, the second phase was performed, incorporating twenty localities of medium teledensity. Finally, on October 18, 2022, the third and last phase was implemented, incorporating the rest of the country.

ii)	General Regulation of the Reliable and Intelligent Telecommunications Service (STeFI) and Band Allocation

On December 28, 2022, ENACOM Resolution No. 2385/2022 was published in the Official Gazette, through which the “General Regulation of the Reliable and Intelligent Telecommunications Service (“STeFI” for its Spanish acronym)” was approved, which regulates the use of Fifth Technology Generation (5G) in the country, with the objective of establishing the conditions of the service, the essential benefits and the minimum technological guidelines that guarantee its quality and efficiency.

TELECOM ARGENTINA S.A.

The Regulation defines “Reliable and Intelligent Telecommunications” as: the fixed and mobile wireless ICT Service, which, through the use of digital access technologies with high spectral efficiency and flexible network architectures, supports enhanced mobile broadband applications, high reliability and low latency communications, and mass machine-type communications, among others.

Through ENACOM Resolution 2386/2022, dated December 29, 2022, the allocation of the frequency band between 3300 and 3600 MHz to the Fixed Service and the Land Mobile Service was provided, and the migration, within a period of two years of the systems belonging to the Fixed Service of Data Transmission and Added Value that operate in the frequency band between 3300 and 3700 MHz, to the frequency bands between 3600 and 3700 MHz and between 10.15 and 10.65 GHz. The Systems of Transport of Television Programs (TPTV) and Transport of Video Signals (STSV) that operate in the 3300 – 3400 MHz band, must migrate to bands above 6GHz. The rule provided that a regulation would be issued in 30 days to establish the migration parameters and its publication is pending.

As of the issuance date of these consolidated financial statements, the Company is analyzing the new service regulations.

g) Regulatory situation of Micro Sistemas as PSP

i)	Communications issued by the BCRA

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

The customers’ funds must be deposited in checking accounts in pesos held with Argentine financial institutions. Notwithstanding the foregoing, at the express request of the customer, the funds credited to payment accounts can be applied to investments in ‘mutual funds’ in Argentina. Such funds shall be debited from the relevant payment account, in which case the amounts invested in mutual funds must be reported separately from the balance of the payment account.

For transactions on their own account (payment to suppliers, payment of salaries, etc.), PSPs must use an ‘operational’ bank account (unrestricted) separate from the bank account in which the PSP customers’ funds are deposited.

b)	Oversight and Reporting Regime: PSPs shall comply with the reporting regime provided for in different communications issued by the BCRA and give access to their facilities and documentation to SEFyC’s personnel designated for this purpose, and make available to the BCRA tools for real-time inquiries and reporting that the Deputy General Manager of Payment Methods may determine for each type of supplier according to its volume of operations.
c)	Transparency Advertisements made through any media and any documentation issued by PSPs must clearly and expressly state that: a) they only offer payment services and are not authorized by the BCRA to operate as financial entities, and b) funds

TELECOM ARGENTINA S.A.

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
ii)	Registry of Interoperable Digital Wallets

Additionally, during February 2022, the BCRA issued Communication “A” 7,462 through which it establishes the creation of the “Registry of Interoperable Digital Wallets” and establishes that any PSP that wishes to provide a digital wallet service that allows payments to be made with transfers initiated through QR codes must be registered in the aforementioned registry.

On August 3, 2022, Micro Sistemas was registered in the Registry of Interoperable Digital Wallets. under number 36,530. From thereon, Micro Sistemas must comply with the regime provided for Interoperable Digital Wallets, which includes, but is not limited to, the provisions of Communication “A” 7,462, the provisions of the Transfers 3.0 scheme designated by the BCRA in the terms of Communication (BCRA) “A” 7,153 and its amendments, or those that modify, complement or replace it in the future.

iii)	Law No. 25,246 and Resolution No. 76/2019 FIU

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

iv)	Registry of Other Non-Financial Credit Providers

Micro Sistemas was recently registered in the Registry of Other Non-Financial Credit Providers, belonging to the SEFyC. From thereon, Micro Sistemas must comply with the regulatory regime provided for Non-Financial Credit Providers.

Additionally, Micro Sistemas must comply with the provisions of the ordered text on the Protection of Users of Financial Services, and its complementary regulations issued by the BCRA.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Detailed below are the most relevant accounting policies used by the Company for the preparation of these consolidated financial statements, which have been applied uniformly with respect to comparative years.

a)   Going Concern

The consolidated financial statements as of December 31, 2022, 2021 and 2020 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

TELECOM ARGENTINA S.A.

b)   Foreign Currency Translation

Items included in the financial statements of each of Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Company’s subsidiaries located in Argentina. The functional currency for the Company’s foreign subsidiaries is the respective legal currency of each country, except for Opalker, whose functional currency is the US dollar and is located in Uruguay.

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

Note 1.a) details the consolidated subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2022.

The Company considers any transactions executed with non-controlling shareholders that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-

TELECOM ARGENTINA S.A.

controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in “Other comprehensive income” in the equity attributed to the parent company.

d.1.a) Acquition of Shares of AVC Continente Audiovisual

On October 27, 2021, Telecom Argentina exercised a call option on 497,479 common shares of $1 nominal value each and entitled to one (1) vote per share representing 40% of total AVC Continente Audiovisual capital stock and votes, as the non-controlling shareholders exercised a put option on such shares, cancelling the remaining balance.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $48 adjustment to the non-controlling interest balance as of December 31, 2021 and the difference arising from the total purchase price of $131 was recorded in “Other comprehensive results” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

d.1.b) Acquisition of NYSSA

On June 1, 2022, the Company acquired 100% of the issued shares of NYSSA (represented by 10,000 shares, of $1,000 per share and represents one vote each), whose main activity is to provide internet access services in Mendoza, Argentina, through a license granted by ENACOM. On August 24, 2022, the General Ordinary and Extraordinary Shareholders’ Meeting of NYSSA has approved: i) the adequacy of the company as a “Sociedad Anónima Unipersonal” (Sole Shareholder Company); and ii) the change of the closing date of the fiscal year from June 30 to December 31, in order to facilitate consolidation with its parent company. These modifications were registered in Bureau of Legal Entities and Public Registry of the Province of Mendoza according to its resolution of December 26, 2022.

The base price of the transaction was US$3.4 million. This price has been determined based on the number of NYSSA clients and is subject to adjustments established in the contract. In the event that liabilities are identified in the purchase process and Telecom effectively settled them (“Indemnification Assets”), they may be deducted from the base price.

The Company has paid the equivalent of 40% of the base price for a total amount of US$1.4 million (equivalent to $284.3 at payment date). The remaining balance net of possible Indemnification Assets will be paid in four equal and consecutive annual installments, and will accrue an interest on balances of 6% per year in dollars. The installments may be paid, at the option of the Company, in Argentine pesos determined based on the variation between the quotation values of certain public securities in foreign currency and Argentine pesos established in the contracts.

As of December 31, 2022, the Company recognized indemnification assets for a total amount of $69, associated with certain identified liabilities, which are expected to be deducted from the first installment payment. Additionally, the debt amounts to $715, of which $197 are current and $518 are non-current.

The Company’s Management has determined the fair value of the assets acquired and liabilities assumed (net assets) as of June 1, 2022 and the determination of the goodwill.

Acquisition-related costs are recognized as expenses.

Details of the purchase consideration, the net assets acquired and goodwill in millions are as follows:

	(In current	(In current
	currency as of	currency as of
Purchase consideration	June 1, 2022)	December 31, 2022)
Cash Paid	284	407
Remaining balance	426	609
Indemnification assets	(63)	(90)
Total	647	926

TELECOM ARGENTINA S.A.

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current currency as of June 1, 2022)	(In current currency as of December 31, 2022)
Cash and cash equivalents	1	2
Trade receivables	45	68
PP&E (2)	397	598
Intangible assets (1)	291	438
Right of use assets	26	40
Leases liabilities	(24)	(36)
Trade payables	(43)	(65)
Other taxes payables	(33)	(50)
Other assets / liabilities, net	(204)	(357)
Net identifiable assets acquired	456	638
Goodwill	191	288
Total	647	926
(1)	Correspond to the Brand and Customer Relationship, which were calculated using the “income approach”, the “Relief from Royalty” methodology and the “Multiperiod Excess Earnings Method”.
(2)

The fair values of PP&E were calculated using the “cost approach”, which consists of the new replacement cost of the identified assets adjusted for physical deterioration, functional and economic obsolescence.

TELECOM ARGENTINA S.A.

Revenue and profit contribution of NYSSA

The acquired business contributed revenues of $406 and net income of $129 to the Company for the period from June 1, 2022 to December 31, 2022.

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

On July 27, 2022, the Under-Secretariat of Digital Government, which is under jurisdiction of the Ministry of the Chief of Cabinet of the Province of Buenos Aires, informed the UTE of the termination of the agreement. As a result of the termination of the agreement, the members of the UTE began the dissolution process. The Company believes that this process will not have a significant impact on its financial statements.

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

The Company’s investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. For more information on impairment of fixed assets, see item m) to this Note.

Unrealized gains or losses on transactions between the Company (and its subsidiaries) and associates are eliminated considering the Company’s interest in the associates.

The associates’ financial statements cover the same periods and are prepared as of the same closing date as those of the Company’s. Adjustments were made, where necessary, to the associates’ extra-accounting information so that their accounting policies are in line with those used by the Company.

TELECOM ARGENTINA S.A.

d.4) Consolidation of structured entities

The Company, through one of its subsidiaries located in Uruguay, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies’ certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. In accordance with IFRS 10, these consolidated financial statements include the assets, liabilities and results of these companies. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

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

In relation to revenues from construction contracts, as of December 31, 2022, 2021 and 2020, the Company recognized revenues from construction contracts in the amount of $1,937, $1,338 and $2,032, respectively.

TELECOM ARGENTINA S.A.

The main performance obligations of Telecom and its subsidiaries are:

-	Mobile Services

Telecom provides mobile services in Argentina and Paraguay. Service revenues mainly consist of monthly basic fees, revenues on prepaid calling cards and online recharges, airtime usage charges, roaming and interconnection charges, VAS charges, and other services.

-	Internet Services

Internet service revenues mainly consist of fixed monthly fees received from residential and corporate customers(mainly high-speed subscriptions – broadband and non-dedicated internet-).

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

Mainly consist of voice services monthly fees, measured service and monthly fees for additional services (among them, call waiting, itemized billing and voicemail), interconnection services, capacity leases and datatransmission services for companies (among others; private networks, dedicated lines, broadcasting signal transport and IOT solution – internet of things –).

-	Other Services Revenues

Other services revenues include mainly revenues from billing remuneration and claim’s management retribution, administrative revenues, revenues from financial services and revenues from the sale of advertising space.

f)   Financial Instruments

At initial recognition, the group measures financial assets and liabilities at its fair value.In the case of a financial asset, not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to its acquisition or issuance will be added or removed.

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

TELECOM ARGENTINA S.A.

Cash and cash equivalents are recorded according to their nature, at fair value or amortized cost.

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

Trade and Other Receivables

Trade and other receivables classified as either current or non-current assets, except for guarantee of financial operations and certain indemnification assets, are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

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

In relation to the call option included in other receivables, on December 29, 2021, the subsidiary Micro Sistemas received from two shareholders of Open Pass S.A. (a company that provides IT services related to software development and maintenance, with which Micro Sistemas has a contract for the use and development of the electronic wallet platform) offers for irrevocable call options for a total of 6,999,580 of the shares (representing 15% of total Open Pass S.A. capital stock). On January 4, 2022, Micro Sistemas accepted the offers by paying US$0.7 million as consideration for the granting of said purchase options.

The call options could be exercised by Micro Sistemas, at its sole discretion, until April 30, 2023. The call options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein. If the options are exercised, the price to be paid for the shares has been determined at US$7.5 million.

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

f.2) Financial Liabilities

Financial liabilities comprise trade payables, financial debts, dividends payable and certain liabilities included in Other Liabilities.

Financial liabilities (except for DFI and the debt for acquisition of NYSSA) are initially recognized at fair value and subsequently measured, generally, at amortized cost.

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

It should be noted that the funds to be paid to clients that are disclosed within “Other Liabilities” correspond to the amounts owed to users held by the subsidiary Micro Sistemas. Funds, net of any amounts owed to the subsidiary by the user, are held in the user’s checking account until the user requests withdrawal.

The debt for acquisition of NYSSA was recognized at fair value, considering that, according to its contractual terms, the payments will be in Argentine pesos determined based on the variation between the quotation values of certain public securities in foreign currency and Argentine pesos established in the contracts. The debt has been recognized as “Other Liabilities” and the effects of the variation in its fair value will be recognize in “Financial discounts on assets, debts and others” within “Other financial results, net”.

Derecognition of Financial Liabilities

The Company derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, repaid or expires.

f.3) Derivatives

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks.

All derivative financial instruments are measured at fair value in accordance with IFRS 9. Derivative financial instruments qualify for hedge accounting if and only if all of the following conditions are met:

a)  The hedging relation consists only of hedging instruments and eligible hedged items;

b)  The hedging relation and the risk management strategy and purpose are formally designated and documented since its inception. That documentation will include identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the entity assesses whether the hedging relationship meets hedge effectiveness requirements (including source analysis). of hedge ineffectiveness and how the Company will determine the hedge ratio); and

c)  The hedge is expected to fulfill the efficacy requirements, which means:

(i)	The economic relationship between the hedged item and the hedging instrument;
(ii)	The effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and
(iii)	The coverage ratio is the hedging relationship by the amount of the hedging instrument that the entity actually uses to hedge the hedged item.

TELECOM ARGENTINA S.A.

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

For additional information about derivatives instruments, see Note 22.c) to these consolidated financial statements.

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

Intangible assets comprise the following:

- Incremental Costs from the Acquisition of Contracts

Certain direct incremental costs incurred for the acquisition of new subscribers are capitalized as intangible assets to the extent the conditions for the recognition of an intangible asset are met, pursuant to IFRS 15, i.e., provided the Company expects to recover those costs and provided they are costs that the Company would not have incurred if the contract had not been successfully obtained.

Subsequently, such assets will be amortized under the straight-line method over the contractual relationship of the related transferred service. Those costs are amortized over a term of two years.

- 3G/4G licenses

The Company’s management has concluded that the licenses have a finite useful life and, therefore, they are amortized under the straight-line method over 15 years.

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

- Núcleo Licenses

The renewals of PCS licenses are amortized over a term of five years.

The 700 MHz- band spectrum licenses are amortized over a term of 10 years.

The Internet and data transmission licenses are amortized over a term of five years.

- Customer Relationship

Customer relationship comprises contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom and Cablevisión and those customer contracts identified as a result of the NYSSA acquisition.They are amortized over the estimated term of the relationship with the acquired customers.

For fixed-telephony customers such term was estimated at 10 years, for mobile telephony customers in Argentina, it was estimated at six years and for mobile telephony customers in Paraguay, it was estimated at five years. For the customer relationship from the acquisition of NYSSA, such term was estimated at 14 years.

- Brands

It includes the brands Telecom and Personal, which were recognized as a result of the merger between Telecom and Cablevisión. Also, it includes the brand Foptik Internet by fiber optics, incorporated as a result of the acquisition of NYSSA.

This brands are not amortized because they are considered to have an indefinite useful life, and, therefore, are subject to evaluation of their recoverability at least annually.

Lastly, it includes the brand Flow, which is fully amortized and the Cablevisión and Arnet brands, which are fully provisioned.

TELECOM ARGENTINA S.A.

- Other

“Other” includes the mobile app of the virtual wallet, exclusivity rights and software rights of use, among others. The average useful life is estimated at 2-28 years.

Exchange of non-monetary assets

In accordance with IAS 38, to recognize an intangible asset through an exchange, it must have commercial substance. In that case, the cost of the intangible asset received will be measured at its fair value.

In relation to the spectrum assignment and return process (see Note 2.e.ii), it is framed within the guidelines of IAS 38 in relation to the exchange of non-monetary assets, since the exchange of assets has commercial substance, for which the cost of the intangible asset received will be measured at fair value. The fair value of the assigned spectrum has been set by ENACOM at US$6.2 million, while the price of the spectrum to be returned was set by ENACOM at US$5.7 million. Therefore, the difference to be paid by the Company amounted to US$0.5 million. The difference between the book value and the fair value of the returned spectrum resulted in a net gain of $411, recognized as “Other operating expenses”.

j)Assets classified as held for sale

According to IFRS 5, non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for certain exceptions.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the noncurrent asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale, and are presented separately from the other assets in statements of financial position.

Sale of the property “Costanera”

On March 21, 2022, the Company executed a pre-sale agreement for its building “Costanera” located at Las Heras 2502, Autonomous City of Buenos Aires, Argentina, for a total of US$6 million.

On April 27, 2022, the Company’s Board of Directors approved the proposal for the sale of the building. Subsequently, on June 6, 2022, an agreement was executed for the sale whereby the granting of the corresponding conveyance deed for the ownership and possession of property is subject to the condition that the Company shall obtain ENACOM’s authorization for the sale of the property.

As of December 31, 2022, the Company received an advance payment of US$2 million (equivalent to $350). The asset complies with IFRS 5 guidelines to be considered a non-current asset held for sale in according to what is mentioned in previous paragraphs.

In addition, considering that the carrying amount of the assets associated with the sale exceeds its recoverable value, which has been calculated based on fair value less costs of disposal (classified as level 1 in the fair value hierarchy), the Company, as of December 31, 2022, recognized an impairment of $1,775 recorded under Depreciation, Amortization, and Impairment of Fixed Assets.

k)   Rights of use assets and lease liabilities

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

TELECOM ARGENTINA S.A.

that provides the right to control the use of an identified asset for a specified time period. For a company to have control of use of an identified asset it:

a)	Must have the right to obtain substantially all the economic benefits of the identified assets and
b)	Must have the right to direct the use of the identified asset.

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (for data transmission) and e) space leases (for localization of own antennas).

The average useful life is estimated at 1-6 years and the depreciation of the right-of-use assets is calculated on a straight-line basis over the lease term of each agreement, except in those cases where the Company will exercise a call option, which will be depreciated according to the useful life of the asset.

For the lease payment, the Company used real discount rates amounting to 9.3% (average in Argentine pesos), 8.22% (in Guaraníes) and 6.6% (in US dollars).

l)   Goodwill

Goodwill is recognized when the fair value of the consideration paid and the amount of the non-controlling interest and the fair value of the previous interest, if any, exceed the fair value of the net assets identified in each business combination. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

m)   Impairment of fixed assets

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

To assess impairment losses, the Company groups the assets into cash-generating units (CGU), which represent the smallest group of assets that generates independent cash inflows of the cash flows derived from other assets or groups of assets. The Company has defined, according to the characteristics of the services provided and its fixed assets that the operations carried out by the Company comprise a single CGU (CGU of Telecom Argentina, which as of December 31, 2022 includes Goodwill for total amount of $494,067) and each subsidiary and associate represent a separate CGU. According to this, the net book value of a CGU includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life (PP&E, intangible assets and rights of use assets).

TELECOM ARGENTINA S.A.

The table below shows the impairment recognized by concept as of December 31, 2022, 2021 and 2020:

	As of December 31,
	2022	2021	2020

	Gain (loss)
Return of radioelectric spectrum (See Note 2.e.i)	(2,675)	—	—
Brands Cablevisión and Fibertel (a)	—	(873)	—
Assets classified as held for sale (See Note 3.j)	(1,775)	—	—
Telecom Goodwill (See Note 3.v.1)	(243,900)	—	—
Goodwill allocated to subsidiaries	(64)	(1,299)	—
Others (b)	2,279	(329)	(1,106)
Total	(246,135)	(2,501)	(1,106)
a)	As a result of the Company’s decision to discontinue the use of those brands, unifying all the customers of those services under the brands Flow and Personal in order to simplify the brand portfolio and to consolidate a new visual identity as an institution itself and of its products and services.
b)	In 2022, it includes recoveries of provisions for $2,175 related to works in progress that were completed during the current fiscal year.

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

For further information on recoverability of goodwill analysis, see item v.1) - “Recoverability of Goodwill” to this Note.

n)   Other Liabilities

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

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2022	2021	2020
Discount Rate (1)	6.0% - 11.6%	6.1% - 11.8%	6.3% - 12.7%
Projected increase rate in compensation	52.0% - 83.1%	23.0% - 51.8%	22.1% - 50.9%
1)	Represents real discount rates.

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

Deferred Revenues related to Customer Loyalty Programs

As of December 31, 2021, the Company had a customer loyalty program, which was recognized at fair value, accounted for as deferred revenue and recognized as revenue until the rewards were redeemed or expired, whichever occured first. As of December 31, 2022, the Company has ended said program.

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

o)   Salaries and Social Security Payables

These include unpaid salaries, vacation and bonuses and their related social security contributions, as well as termination benefits, and are measured at the amounts expected to be paid when the liabilities are settled.

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

p)   Taxes Payable

The main taxes that have an impact on net income for the Company are the following:

Income Tax

The Company and its subsidiaries record income taxes in accordance with IAS 12.

TELECOM ARGENTINA S.A.

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

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Tax loss carryforwards may be computed against future taxable income for a maximum of five years. Deferred tax assets that may arise from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be enough to apply those temporary differences.

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

Pursuant to Law No. 27,430, as amended by Law No. 27,541, the statutory income tax rate in Argentina for fiscal year 2020 was 30%, while for fiscal years beginning since January 1, 2021, the statutory income tax rate would be 25%.

However, on June 16, 2021, Law No. 27,630 was published in the Official Gazette, and replaced the 25% statutory income tax rate by an increasing rate scale related to the taxable income of each taxpayer: (i) 25% for annual taxable income of up to $5, (ii) 30% for the exceeding annual taxable income between $5 and $50, and (iii) 35% for annual taxable income exceeding $50. The annual taxable income scale will be adjusted annually starting in fiscal year 2022 according to the CPI of October of the prior year to the adjustment, with respect to the same month of the previous year. By virtue of the aforementioned, according to RG (AFIP) 5168, the scales in force for fiscal year 2022 are: for annual profits of up to $7.6, a rate of 25% will be applied; for the excess of $7.6 and up to $76 of annual earnings, a rate of 30% will be applied and for the amount of annual earnings that exceeds $76, a rate of 35% will be applied.The Company has recognized the increase in the statutory income tax rate effects in the “Income tax expense” item of the consolidated income statement as of December 31, 2021.

In addition, Law No. 27,430, amended by Law No. 27,541, establishes a withholding tax regime on distributed dividends at a rate of 7% for distributions of profits generated during the fiscal year 2020, and at a rate of 13% for profits generated during fiscal years beginning on or after January 1, 2021. Law No. 27, 630 also amended the last-mentioned withholding tax rate, replacing it by 7% for fiscal years beginning on or after January 1, 2021. The new withholding tax regime applies to shareholders who are Argentine resident individuals and to nonresident shareholders.

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

The statutory income tax rate in Paraguay was 10% for all years presented. Pursuant to the tax reform provided under Law No. 6,380/19, from January 1, 2020 an 8% tax rate is established on dividends and earnings when the recipient of the profits is an individual or legal entity resident in Paraguay, and 15% when the beneficiary of these profits is a nonresident. Transitorily, dividends distributed during

TELECOM ARGENTINA S.A.

2020 were subject to a 5% rate for residents and 10% for non-residents. Telecom Argentina recognized a deferred tax liability arising from the effect of the difference in the income tax rates between Argentina and Paraguay on the accumulated profits because it is probable that these accumulated profits will flow in the form of dividends subject to income tax.

In the USA, the federal flat rate is 21%. Likewise, the statutory tax rate for the State of Florida was reduced from 5.5% to 4.458% for fiscal year 2020, and to 3.535% for fiscal year 2021. For fiscal beginning from January 1, 2022, this rate returns to be 5.5%.

Therefore, for fiscal years 2020, 2021 and 2022 the total legal statutory tax rate is 25.5%, 24.5% and 26.5% respectively

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as since that year the variation of the IPC required was verified by the regulation.

Likewise, these rules provide that in order to calculate income tax inflation adjustments corresponding to the first and second fiscal year beginning as from January 1, 2019, one-sixth of the income tax inflation adjustment shall be computed in that fiscal year, and the remaining five-sixths shall be computed in equal parts, in the five immediately following fiscal years. The income tax inflation adjustment corresponding to fiscal years beginning on or after January 1, 2021, is fully charged to the fiscal year.

Notwithstanding the aforementioned, it was established, in general, the update of the cost of several assets -in case of disposal- and the update of computable depreciation of fixed assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018 based on changes in the CPI.

On December 1, 2022, the Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022 may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said computation will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of fixed assets (except automobiles) during each of the immediate fiscal periods following the computation of each third, for an amount greater than or equal to the 30 billion pesos. Given that the Company estimates to make investments during 2023 for more than $30 billion, as of December 31, 2022, it has determined the income tax inflation adjustment as stipulated in Law No. 27,701.

Other Taxes and fees

In addition, the Company is affected by various taxes and fees that affect its activity, such as: a) VAT, b) internal taxes, c) export duties, d) tax on bank credits and debits, e) turnover tax, f) municipal fees, g) SU contribution, h) ENACOM Fee and Radioelectric Rights, i) tax on audiovisual communication services, among others.

q)   Provisions

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

TELECOM ARGENTINA S.A.

r)   Dividends

Dividends payables are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

For non-cash assets dividends, dividends payable must be valued at the fair value of the assets to be delivered.

s)   Debt Financial Costs and Other Financial Results, net

Debt Financial costs and Other financial results, net, are recorded as incurred and may include:

●	Interest on the related financial assets and liabilities using the effective interest rate method;
●	Financial discounts on assets and debt;
●	Changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;
●	Results from Notes and bonds;
●	Risk of doubtful government bonds results;
●	Financial debt renegotiation results;
●	Gains and losses on foreign exchange and financial instruments;
●	Interest on provisions;
●	Financial expenses on pension benefits;
●	Bank taxes and related expenses; and
●	RECPAM.

t)   Merger Surplus

Due to the merger between Telecom Argentina (surviving entity and accounting acquired) and Cablevisión (absorbed entity), a merger surplus was generated, which mainly reflects the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina as of the effective date of the merger, which took place on January 1, 2018.

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

For the years ended December 31, 2022, 2021 and 2020 the weighted average number of shares outstanding amounted to 2,153,688,011.

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

TELECOM ARGENTINA S.A.

The most important accounting estimates which require significant subjectivity, that could affect the valuation of assets and liabilities, are addressed below:

v.1)   Recoverability of Goodwill

As indicated in section m) of this Note, the Company monitors goodwill and determines its recoverable value using the higher value between its fair value less costs of disposal and its value in use.

a)Impairment of Goodwill as of September 30, 2022

As of September 30, 2022, the events of Covid-19 pandemic and the international conflict between Ukraine and Russia, (for more details, see “Note 29 Economic environment “) added to the prevailing political conditions, negatively affected the Argentine economy in general and the stock market. in particular, causing, mainly:

i)

an inflationary acceleration and higher devaluation of the Argentine peso, being the inflation rate accumulated for the first nine months of the year of 66.1% and the variation of the Banco Nación Divisas $/US$ exchange rate for the same period of 43.4%;

ii)

volatility in the stock market in which the Company operates. The market price of Telecom shares in Argentine pesos in BYMA, increased by 24.7%. On the other hand, the price of the Telecom´s ADR in US$ on the NYSE decreased by 21.4%;

iii)

greater exchange restrictions on the access to the MULC, which could affect the Company’s ability to access it and also affect the value of foreign currency in existing alternative markets. The gap as of September 30, 2022 between the MULC and the existing alternative markets (Electronic Payment Market “MEP dollar”) amounted to 105.3%; and

iv)	an increase in country risk and a general increase in interest rates.

As a result of the above-mentioned, the Company’s Management identified the need to review the estimate of the recoverable value of goodwill assigned to the CGU of Telecom Argentina.

The most significant goodwill held by the Company was generated by the merger between Telecom Argentina and Cablevision (which became effective on January 1, 2018). The goodwill was measured as the excess of the fair value of the consideration transferred over the fair value of the net identifiable assets and liabilities of Telecom Argentina. On the other hand, such transaction also generated the corresponding merger surplus, which mainly reflects the difference between the fair value of the transferred consideration and the book value of Telecom Argentina’s equity as of the effective date of merger, which was the setoff of the recognition of goodwill and the higher value of the fixed assets, arising from its valuation at market value at the time of the merger, net of the tax effect.

Due to the fact that the merger was a business combination carried out through an exchange of equity interests, the consideration was determined based on the fair value of the shares of Telecom, calculated based on the market price of the ADR of Telecom on NYSE on the last market day before the effective date of the transaction, which amounted to US$36.63 per ADR (as of September 30, 2022, this value amounted to US$4.01 per ADR).

As of September 30, 2022, the Company determined the recoverable value as fair value less costs of disposal, since it was higher than the value in use.

In order to determine the fair value less the costs of disposal of the CGU of Telecom Argentina, which amounts to $1,332,931 as of September 30, 2022, the Company’s Management has considered the market capitalization value based on an average share market price of $265.9 per share (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior September 30, 2022).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment.

TELECOM ARGENTINA S.A.

In order to determine the fair value of the CGU of Telecom Argentina, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the carrying amount of the CGU of Telecom Argentina exceed the recoverable value by $207,940 ($243,900 in current currency as of December 31, 2022). Consequently, as of September 30, 2022, the Company recognized an impairment of goodwill for that amount, which is recorded in the line “Depreciation, amortization and impairment of fixed assets” of the Consolidated Income Statement, not affecting other fixed assets of the Company.

b)As of December 31, 2022

As of December 31, 2022, the Company reviewed again the estimated recoverable value which was calculated based on the value in use, since it was higher than the fair value less the costs of disposal on the same date.

The cash flows used as the basis for calculating the value in use corresponded to the budget 2023 approved by Management which was used as the basis for cash flow projections until 2027.

In order to determine the terminal value of the cash-generating unit, the Company considered a normalized constant cash flow taking into consideration a long-term growth rate of normalized constant cash flow of 2.26%, consistent with ICT industry ratios.

For the preparation of such cash flows, the Company considered the current market situation in which Telecom operated. Likewise, the Company’s Management made estimates based on past performance and the future behavior of certain sensitive market assumptions, among them, the revenues, the discount rate, long-term growth rate of normalized constant cash flow and certain macroeconomic variables such as inflation and exchange rates.

Cash flows were discounted at a WACC of 11.04%, which reflected the specific risks related to the industry and the country in which the Company operates.

As a result of the calculation mentioned above, the value in use exceed the carrying amount of the CGU of Telecom Argentina by approximately 3.4%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	Decreasing the long-term growth rate of normalized constant cash flow to 1.89%, and keeping the rest of the assumptions stable, the value in use would equalt its carryng amount of the CGU.
b)	Increasing the WACC to 11.31%, and keeping the rest of the assumptions stable, the value in use would equalt its carryng amount of the CGU.
c)	Decreasing the revenues by 1% for the cash flow period 2023-2027, and keeping the rest of the assumptions stable, the value in use would equalt its carryng amount of the CGU.

As of December 31, 2022, the results of recoverability test were satisfactory, therefore, no impairment has been recorded in addition to described in section a).

c)As of December 31, 2021

For fiscal year 2021, the recoverable value of the CGU of Telecom Argentina, which includes goodwill, amounted to $995,945 and was determined using the fair value less the costs of disposal.

TELECOM ARGENTINA S.A.

In order to calculate such value, the Company’s Management has considered the market capitalization value based on an average share market price of $214.52 (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior to year-end).

In order to determine the fair value of the CGU of Telecom Argentina, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment test, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, using the values observed in the transaction for the period May 2015 to June 2021 for the ICT services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, it qualified as level 2 of fair value hierarchy in accordance with IFRS 13.

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment in general- which began to recover slightly without being able to recover pre-pandemic levels - and the political conditions prevailing in Argentina, which were intensified during the year 2021, together with high inflation rates and fluctuations in the foreign exchange rate. In addition, the Argentine stock market is limited, highly concentrated and with low liquidity, which contributes to the aforementioned high volatility on the share price. Additionally, as of December 31, 2021, the National Government was in full negotiations with the IMF to renegotiate the capital maturities of the sovereign debt and only at the end of January 2022 the parties reached an understanding on key policies such as part of their discussions about a new program. This uncertain scenario had a negative impact on the Argentine economy in general and on the stock market in particular as of that date.

As a result of the calculation mentioned above, the fair value less the costs of disposal exceed the carrying amount of the CGU of Telecom Argentina by approximately 2.2%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	considering a decrease of 3.5% of Telecom average share price, and keeping the rest of the assumptions stable, the fair value less disposal costs would equalt its carryng amount of the CGU;
b)	considering any change on the interest rate or the market price of our debts that decrease the fair value of the net liabilities in 5.2%, and keeping the rest of the assumptions stable, the fair value less disposal costs would equalt its carryng amount of the CGU;
c)	considering a decrease of 4.5 percentage points in the control premium, and keeping the rest of the assumptions stable, the fair value less disposal costs would equalize the Book Value of the CGU.

For year 2021, the test results were satisfactory. Therefore, no recoverability problems were observed as of that date and, accordingly, no impairment has been recorded as of that date for the assets detailed above, except for those specifically identified in Note 3.m) to this Note.

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

v.3)   Income Tax and deferred tax: recoverability assessment of deferred tax assets and other tax receivables

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

TELECOM ARGENTINA S.A.

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

v.4) Uncertain tax possitions

The Company’s Management periodically evaluates the positions taken in tax returns regarding situations in which the applicable tax regulation is subject to interpretation considering the probability that the tax authority will accept each treatment, and, if applicable, records tax provisions to reflect the effect of uncertainty for each treatment based on the amount estimated to be paid to the tax authorities.

If the final tax result with respect to uncertain treatments is different from the amounts that were recognized, such differences will have an effect on income tax and deferred tax provisions in the year in which such determination is made.

Uncertain tax positions are described in Note 15 under the headings “Income Tax - Reimbursement Claims filed with the Tax Authority” resulting from reimbursement claims filed with the AFIP to claim the full income tax overpaid for fiscal years 2009-2017 under the argument that the inability to apply income tax inflation adjustment is confiscatory and “Income Tax - Inflation adjustment for tax purposes” which describes the criteria followed by the Company by which ithas calculated in its tax return corresponding to fiscal year 2021 the restated tax amortization of all its fixed and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carryforwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law.

v.5)   Provisions

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

TELECOM ARGENTINA S.A.

w)   New Standards and Interpretations issued by the IASB

w.1) New Standards and Interpretations issued by the IASB applied by the Company

The Company has applied the following new standards and amendments for the first time from January 1, 2022:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 37	Onerous contracts – Cost of fulfilling a contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 16	PP&E – Proceeds before intended use	January 1, 2022
Amendments to IFRS 9 and IFRS 16	Annual Improvements – 2018 to 2020 Cycle	January 1, 2022

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

w.2) New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these consolidated financial statements, the Company has not applied the following new standards and amendments to the existing ones which application is mandatory for periods beginning after December 31, 2022.

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 1	Classification of liabilities as current or non-current	January 1, 2024
Amendments to IAS 1	Information relating to material accounting policies	January 1, 2023
Amendments to IAS 8	Definition of accounting estimate	January 1, 2023
Amendments to IAS 12	Deferred tax – recognition of assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IFRS 16	Measurement of the lease liability in a sale and leaseback transaction	January 1, 2024
Amendments to IAS 1	Classification of liabilities as current and non-current exposed to covenants	January 1, 2024

While Management is analyzing the potential impacts of such standards, and according to the preliminary analysis performed, the mentioned standards are not expected to have significant impact in the Company’s consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)   Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2022	2021
Cash and Banks (1)	16,258	25,637
Time deposits	15,713	6,978
Mutual funds	3,245	6,050
Government bonds at fair value	4,836	—
Total cash and cash equivalents	40,052	38,665

Investments
Current
Government bonds at fair value	8,263	20,847
Mutual funds	110	163
	8,373	21,010
Non- current
Investments in associates (a)	6,443	6,281
2003 Telecommunications Fund	1	1
	6,444	6,282
Total investments	14,817	27,292
(1)	As of December 31, 2022, includes restricted funds for $505 corresponding to the funds to be paid to clients
(a)	Information on Investments in associates is detailed below:

Financial position information:

			Percentage
			of capital
			stock owned
			and	Valuation as	Valuation as
Companies	Main activity	Country	voting rights	of 12.31.2022	of 12.31.2021
Ver TV. (1)	Cable television station	Argentina	49.00	4,132	3,914
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	1,554	1,334
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	757	1,033
Total				6,443	6,281
(1)	Data about the issuer arise from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

TELECOM ARGENTINA S.A.

Earnings information:

	Years ended December 31,
	2022	2021	2020
Ver TV	413	608	1,095
TSMA	272	150	323
La Capital Cable	134	12	41
Total	819	770	1,459

b)   Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	December 31,
Net increase in assets	2022	2021	2020
Trade receivables	(26,143)	(25,039)	(39,105)
Other receivables	(20,699)	(10,355)	(11,701)
Inventories	(5,017)	(762)	(3,785)
	(51,859)	(36,156)	(54,591)
Net increase (decrease) in liabilities
Trade payables	39,055	12,934	17,311
Salaries and social security payables	16,383	19,483	12,749
Other taxes payables	(5,480)	(5,174)	6,753
Other liabilities and provisions	(9,296)	(8,853)	(7,346)
	40,662	18,390	29,467

Main Financing activities components

The following table presents the main financing activities components:

	December 31,
	2022	2021	2020
Bank overdrafts	—	19,783	—
Notes	22,512	80,886	82,548
Bank and other financial entities loans	60,714	21,544	73,005
Loans for purchase of equipment	1,989	2,875	9,184
Total financial debt proceeds	85,215	125,088	164,737
Bank overdrafts	(1,171)	—	(20,311)
Notes	(98)	(38,417)	(28,288)
Bank and other financial entities loans	(60,390)	(52,600)	(137,084)
Loans for purchase of equipment	(6,654)	(6,956)	(6,588)
Total payment of debt	(68,313)	(97,973)	(192,271)
Bank overdrafts	(8,409)	(6,229)	(11,664)
Notes	(16,328)	(20,650)	(16,762)
Bank and other financial entities loans	(19,012)	(20,025)	(26,574)
By DFI, purchase of equipment and others	(2,463)	(5,334)	(6,307)
Total payment of interest and related expenses	(46,212)	(52,238)	(61,307)

TELECOM ARGENTINA S.A.

Main non-cash transactions

Main non-cash transactions and that were eliminated from the consolidated statement of cash flows are the following:

	December 31,
	2022	2021	2020
PP&E and intangible assets acquisition financed with accounts payable	28,349	40,144	54,143
Dividends payment with investments not considered as cash and cash equivalents (See “Cash and non-cash assets dividends from the Company and its subsidiaries”)	45,258	77,956	75,597
Initial debt for acquisition of NYSSA (Note 3.d.1.b)	609	—	—
Indemnification assets (Note 3.d.1.b)	90	—	—
Trade payables cancelled with financial debt	10,736	15,852	732
Trade receivables cancelled with government bonds	671	4,587	1,375
Social security payables cancelled with government bonds	—	2,563	—
Other receivables offset with income tax liabilities	—	142	76

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

		Cash Dividends Collected
				Current currency
		Currency of the		as of December 31,
Year	Company	transaction date		2022
2022	Ver TV	104		195
	TSMA	28		51
	La Capital Cable	343		369
				615
2021	Ver TV	110		298
	TSMA	57		158
			(*)	456
2020	Ver TV	50		168
	TSMA	21		68
				236

(*) includes 27 corresponding to dividends distributed in 2020.

Cash and non-cash assets dividends from the Company and its subsidiaries

Non-cash dividends

2022 Dividends

Based on the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to distribute non-cash assets dividends of Global Bonds of the Argentine Republic amortizable in US dollars for a nominal value of US$515,000,000: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”) for a nominal value of US$411,145,986 and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103,854,014.

Consequently, considering the valuation of the aforementioned bonds at the date of distribution resolved by the Board of Directors, non- cash dividends amounted to $31,634 Argentine pesos ($45,258 in current currency as of December 31, 2022), and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

TELECOM ARGENTINA S.A.

2021 Dividends

The General Extraordinary Shareholders’ Meeting of Telecom Argentina held on August 11, 2021 resolved to distribute non- cash assets dividends as follows: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$370,386,472, and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$186,621,565.

Consequently, and considering that the valuation of the mentioned non-cash assets dividends was $35,068 Argentine pesos ($77,956 in current currency as of December 31, 2022), the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdraw for that amount.

2020 Dividends

The General Extraordinary Shareholders’ Meeting of Telecom Argentina held on November 13, 2020 resolved to distribute non- cash assets dividends as follows: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$157,642,897, and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$271,896,177.

Consequently, and considering that the valuation of the mentioned non-cash assets dividends was $24,723 Argentine pesos ($75,597 in current currency as of December 31, 2021), the “Voluntary Reserve for Future Cash Dividends” amounting to $19,407 in current currency as of December 31, 2021 was fully withdraw and the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” was partially withdraw in $56,190 in current currency as of December 31, 2021.

Cash dividends distributed

Brief information on cash dividends distributed and paid is provided below:

			Distributed amount			Amount paid in
				Current currency		current currency
			Currency of the	as of December 31,		as of December
Year	Company	Distribution month	transaction date	2022	Payment month	31, 2022
2022	Núcleo	April 2022	804	1,271	May 2022/ Aug 2022	1,229
						1,229
2021	Núcleo	April 2021	650	1,625	May 2021/ Oct 2021	1,449
						1,449
2020	Núcleo	April 2020	295	1,083	May 2020/ Oct 2020	1,079
						1,079

NOTE 5 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2022	2021
Ordinary receivables	52,754	62,652
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	225	354
Contractual asset IFRS 15	25	8
Allowance for doubtful accounts	(15,388)	(19,080)
	37,616	43,934
Non-current trade receivables
Ordinary receivables	111	129
Contractual asset IFRS 15	7	11
	118	140
Total trade receivables, net	37,734	44,074

TELECOM ARGENTINA S.A.

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2022	2021
At the beginning of the fiscal year	(19,080)	(29,667)
Increases - Bad debt expenses	(18,342)	(15,550)
Uses	11,634	16,070
RECPAM and currency translation adjustments	10,400	10,067
At the end of the year	(15,388)	(19,080)

NOTE 6 – OTHER RECEIVABLES

	As of December 31,
Current other receivables	2022	2021
Prepaid expenses	5,477	9,944
Guarantee of financial operations	2,415	3,730
Tax credits	9,545	1,654
Companies under section 33 - Law No. 19,550 and related parties (Note 27.c)	342	444
Financial DFI (Note 22)	117	—
Indemnification assets (Note 3.d.1.b)	69	—
Other	2,321	2,177
Allowance for other receivables	(749)	(718)
	19,537	17,231

	As of December 31,
	2022	2021
Non-current other receivables
Prepaid expenses	904	3,255
Financial DFI (Note 22)	201	—
Tax credits	9	5
Other	555	803
	1,669	4,063
Total other receivables, net	21,206	21,294

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2022	2021
At the beginning of the year	(718)	(979)
Increases	(387)	—
RECPAM and currency translation adjustments	356	261
At the end of the year	(749)	(718)

NOTE 7 – INVENTORIES

	As of December 31,
	2022	2021
Mobile handsets and others	6,938	4,947
Inventories for construction projects	—	1,751
Subtotal	6,938	6,698
Allowance for obsolescence of inventories	(490)	(630)
Total inventories	6,448	6,068

TELECOM ARGENTINA S.A.

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2022	2021
At the beginning of the year	(630)	(746)
Increase	(212)	(92)
Decreases	352	208
At the end of the year	(490)	(630)

NOTE 8 – GOODWILL

	As of December 31,
	2022	2021
Argentina (1)	493,080	736,756
Abroad (2)	1,677	1,701
Total goodwill	494,757	738,457
(1)	The variation in the amounts with respect to balance as of December 31, 2021 corresponds to the goodwill recognized with NYSSA acquisition for $288 milion (Note 3.d.1.b), an impairment of goodwill allocated to one Argentinian subsidiary for $(64) and the impairment of Telecom CGU Goodwill for $(243,900) (Note 3.v.1.a)
(2)	The variation in the amounts with respect to balance as of December 31, 2021 corresponds to temporary currency translation adjustments.

NOTE 9 – PP&E

	As of December 31,
	2022	2021
PP&E	802,644	891,214
Allowance for obsolescence and impairment of materials	(9,079)	(9,203)
Impairment allowance of PP&E	(771)	(3,155)
	792,794	878,856

Details on the nature and movements of PP&E as of December 31, 2022 are as follows:

	Gross						Gross
	value as						value as
	of			Currency			of
	December 31,	Incorporation		translation	Transfers and		December 31,
	2021	by acquisition	CAPEX	adjustments	reclassifications	Decreases	2022
Real estate	144,158	—	354	(1,159)	34	(23)	143,364
Switching equipment	44,258	—	2,200	(3,678)	10,900	(88)	53,592
Fixed network and transportation	651,381	574	22,939	(3,534)	30,857	(26,104)	676,113
Mobile network access	135,212	—	53	(4,410)	12,486	(492)	142,849
Tower and pole	37,608	—	—	(1,157)	1,344	(184)	37,611
Power equipment and Installations	50,985	22	1,266	(1,642)	7,068	(19)	57,680
Computer equipment	221,535	—	21,407	(5,592)	5,556	(1,513)	241,393
Goods lent to customers at no cost	79,397	104	4,218	(2,108)	14,287	(30,495)	65,403
Vehicles	19,169	—	3,045	(129)	—	(302)	21,783
Machinery, diverse equipment and tools	27,338	5	127	(486)	248	—	27,232
Other	8,639	3	826	(88)	683	—	10,063
Construction in progress	76,295	—	24,702	(332)	(41,324)	(498)	58,843
Materials	88,995	75	38,934	(418)	(45,623)	19	81,982
Total	1,584,970	783	120,071	(24,733)	(3,484)	(59,699)	1,617,908

TELECOM ARGENTINA S.A.

	Accumulated					Accumulated
	depreciation					depreciation	Net carrying
	as of			Currency	Decrease	as of	value as of
	December 31,	Incorporation		translation	and	December 31,	December 31,
	2021	by acquisition	Depreciation	adjustments	reclassifications	2022	2022
Real estate	(24,565)	—	(5,908)	849	778	(28,846)	114,518
Switching equipment	(29,178)	—	(9,627)	3,111	85	(35,609)	17,983
Fixed network and transportation	(323,855)	(166)	(76,355)	2,281	26,090	(372,005)	304,108
Mobile network access	(75,482)	—	(21,602)	2,905	427	(93,752)	49,097
Tower and pole	(15,138)	—	(2,679)	726	83	(17,008)	20,603
Power equipment and Installations	(25,652)	(7)	(5,885)	1,015	14	(30,515)	27,165
Computer equipment	(130,284)	—	(41,574)	4,838	1,502	(165,518)	75,875
Goods lent to customers at no cost	(27,268)	(11)	(31,233)	1,438	30,495	(26,579)	38,824
Vehicles	(15,447)	—	(1,735)	95	289	(16,798)	4,985
Machinery, diverse equipment and tools	(22,717)	(1)	(927)	366	—	(23,279)	3,953
Other	(4,170)	—	(1,263)	78	—	(5,355)	4,708
Construction in progress	—	—	—	—	—	—	58,843
Materials	—	—	—	—	—	—	81,982
Total	(693,756)	(185)	(198,788)	17,702	59,763	(815,264)	802,644

Details on the nature and movements of PP&E as of December 31, 2021 are as follows:

	Gross					Gross
	value as					value as
	of		Currency			of
	December 31,		translation	Transfers and		December 31,
	2020	CAPEX	adjustments	reclassifications	Decreases	2021
Real estate	148,256	25	(1,030)	3,633	(6,726)	144,158
Switching equipment	35,995	1,225	(3,323)	10,482	(121)	44,258
Fixed network and transportation	624,656	25,082	(5,575)	43,229	(36,011)	651,381
Mobile network access	128,291	39	(4,075)	12,021	(1,064)	135,212
Tower and pole	36,770	—	(1,145)	2,355	(372)	37,608
Power equipment and Installations	48,356	1,126	(1,395)	2,912	(14)	50,985
Computer equipment	176,316	10,749	(5,061)	39,788	(257)	221,535
Goods lent to customers at no cost	85,599	4,954	(1,572)	24,608	(34,192)	79,397
Vehicles	19,290	253	(117)	45	(302)	19,169
Machinery, diverse equipment and tools	27,451	150	(440)	185	(8)	27,338
Other	6,016	259	(166)	2,530	—	8,639
Construction in progress	113,859	43,542	(557)	(79,776)	(773)	76,295
Materials	79,066	72,849	(894)	(62,012)	(14)	88,995
Total	1,529,921	160,253	(25,350)	—	(79,854)	1,584,970

	Accumulated				Accumulated
	depreciation				depreciation	Net carrying
	as of		Currency	Decrease	as of	value as of
	December 31,		translation	and	December 31,	December 31,
	2020	Depreciation	adjustments	reclassifications	2021	2021
Real estate	(25,064)	(6,322)	662	6,159	(24,565)	119,593
Switching equipment	(23,107)	(8,900)	2,710	119	(29,178)	15,080
Fixed network and transportation	(277,336)	(85,559)	3,537	35,503	(323,855)	327,526
Mobile network access	(56,349)	(22,319)	2,419	767	(75,482)	59,730
Tower and pole	(13,033)	(2,826)	600	121	(15,138)	22,470
Power equipment and Installations	(20,315)	(6,068)	721	10	(25,652)	25,333
Computer equipment	(99,008)	(35,657)	4,124	257	(130,284)	91,251
Goods lent to customers at no cost	(23,416)	(39,185)	1,143	34,190	(27,268)	52,129
Vehicles	(13,951)	(1,839)	78	265	(15,447)	3,722
Machinery, diverse equipment and tools	(21,599)	(1,416)	253	45	(22,717)	4,621
Other	(3,284)	(1,030)	144	—	(4,170)	4,469
Construction in progress	—	—	—	—	—	76,295
Materials	—	—	—	—	—	88,995
Total	(576,462)	(211,121)	16,391	77,436	(693,756)	891,214

TELECOM ARGENTINA S.A.

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2022	2021
At the beginning of the year	(9,203)	(7,656)
(Increases)/ uses	104	(1,590)
Currency translation adjustments	20	43
At the end of the year	(9,079)	(9,203)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2022	2021
At the beginning of the year	(3,155)	(2,388)
(Increases)/ uses	2,384	(767)
At the end of the year	(771)	(3,155)

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2022	2021
Intangible assets	265,675	299,473
Impairment allowance	(10,868)	(18,749)
	254,807	280,724

Details on the nature and movements of intangible assets as of December 31, 2022 are as follows:

	Gross value as of					Gross value as of
	December 31,	Incorporation		Currency translation		December 31,
	2021	by acquisition	CAPEX	adjustments	Decreases (1)	2022
3G/4G licenses	136,912	—	1,074	—	(14,784)	123,202
PCS and SRCE licenses (Argentina)	64,891	—	—	—	—	64,891
Núcleo´s licenses	15,676	—	274	(421)	—	15,529
Customer relationship	86,395	396	—	(124)	—	86,667
Brands	81,770	42	—	—	—	81,812
Incremental Cost from the acquisitions of contracts	9,872	—	3,323	(56)	(4,789)	8,350
Content activation	263	—	480	—	—	743
Other	12,374	—	1,047	(59)	—	13,362
Total	408,153	438	6,198	(660)	(19,573)	394,556

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2021	Amortization	adjustments	Decreases (1)	2022	2022
3G/4G licenses	(35,885)	(8,519)	—	3,649	(40,755)	82,447
PCS and SRCE licenses (Argentina)	—	—	—	—	—	64,891
Núcleo´s licenses	(2,620)	(656)	6	—	(3,270)	12,259
Customer relationship	(55,031)	(13,798)	3	—	(68,826)	17,841
Brands	(660)	—	—	—	(660)	81,152
Incremental Cost from the acquisitions of contracts	(5,633)	(4,200)	1	4,789	(5,043)	3,307
Content activation	(140)	(222)	—	—	(362)	381
Other	(8,711)	(1,254)	—	—	(9,965)	3,397
Total	(108,680)	(28,649)	10	8,438	(128,881)	265,675

(1) Includes $(10,556) corresponding to the return of spectrum mentioned in Note 2.e.i).

TELECOM ARGENTINA S.A.

Details on the nature and movements of intangible assets as of December 31, 2021 are as follows:

	Gross value as of		Currency		Gross value as
	December 31,		translation		of December 31,
	2020	CAPEX	adjustments	Decreases	2021
3G/4G licenses	136,912	—	—	—	136,912
PCS and SRCE licenses (Argentina)	64,891	—	—	—	64,891
Núcleo´s licenses	15,687	569	(580)	—	15,676
Customer relationship	86,607	—	(136)	(76)	86,395
Brands	81,770	—	—	—	81,770
Incremental Cost from the acquisitions of contracts	15,385	4,562	(76)	(9,999)	9,872
Content activation	—	263	—	—	263
Other	11,389	999	(14)	—	12,374
Total	412,641	6,393	(806)	(10,075)	408,153

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2020	Amortization	adjustments	Decreases	2021	2021
3G/4G licenses	(26,527)	(9,358)	—	—	(35,885)	101,027
PCS and SRCE licenses (Argentina)	—	—	—	—	—	64,891
Núcleo´s licenses	(1,615)	(1,013)	8	—	(2,620)	13,056
Customer relationship	(41,637)	(13,470)	—	76	(55,031)	31,364
Brands	(635)	(25)	—	—	(660)	81,110
Incremental Cost from the acquisitions of contracts	(10,452)	(5,180)	—	9,999	(5,633)	4,239
Content activation	—	(140)	—	—	(140)	123
Other	(7,577)	(1,120)	(14)	—	(8,711)	3,663
Total	(88,443)	(30,306)	(6)	10,075	(108,680)	299,473

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2022	2021
At the beginning of the year	(18,749)	(18,339)
Increases (*)	(2,675)	(410)
Uses (*)	10,556	—
At the end of the year	(10,868)	(18,749)

(*) In 2022 corresponds to the return of spectrum mentioned in Note 2.e.i)

TELECOM ARGENTINA S.A.

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2022 are as follows:

	Gross value as of
	December 31,	Incorporation		Currency translation		Gross value as of
	2021	by acquisition	Increases	adjustments	Decreases	December 31, 2022
Leases rights of use (a)
- Sites	65,260	—	13,121	(1,111)	(1,864)	75,406
- Real estate and others	16,178	29	3,507	(100)	(721)	18,893
- Poles	7,755	31	2,318	(212)	—	9,892
Indefeasible right of use	3,679	—	19	(64)	—	3,634
Asset Retirement Obligation	8,857	—	2,032	(16)	(954)	9,919
Total	101,729	60	20,997	(1,503)	(3,539)	117,744

	Accumulated					Accumulated	Net carrying
	amortization as of			Currency		amortization as	value as of
	December 31,	Incorporation		translation		of December 31,	December 31,
	2021	by acquisition	Amortization	adjustments	Decreases	2022	2022
Leases rights of use
- Sites	(22,497)	—	(13,165)	490	1,156	(34,016)	41,390
- Real estate and others	(7,715)	(2)	(4,215)	110	695	(11,128)	7,765
- Poles	(4,088)	(18)	(2,812)	133	—	(6,784)	3,108
Indefeasible right of use	(1,615)	—	(337)	42	—	(1,910)	1,724
Asset Retirement Obligation	(724)	—	(1,220)	16	954	(974)	8,945
Total	(36,639)	(20)	(21,749)	791	2,805	(54,812)	62,932

Details on the nature and movements of Right of use assets as of December 31, 2021 are as follows:

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2020	Increases	adjustments	Decreases	December 31, 2021
Leases rights of use
- Sites	49,053	27,544	(1,196)	(10,141)	65,260
- Real estate and others	15,072	4,410	(160)	(3,144)	16,178
- Poles	7,619	1,973	(90)	(1,747)	7,755
Indefeasible right of use	3,498	259	(78)	—	3,679
Asset Retirement Obligation	7,787	1,177	(21)	(86)	8,857
Total	83,029	35,363	(1,545)	(15,118)	101,729

	Accumulated				Accumulated	Net carrying
	amortization as of				amortization as	value as of
	December 31,		Currency translation		of December 31,	December 31,
	2020	Amortization	adjustments	Decreases	2021	2021
Leases rights of use
- Sites	(19,360)	(12,577)	532	8,908	(22,497)	42,763
- Real estate and others	(6,270)	(4,352)	125	2,782	(7,715)	8,463
- Poles	(3,492)	(2,355)	14	1,745	(4,088)	3,667
Indefeasible right of use	(1,288)	(380)	53	—	(1,615)	2,064
Asset Retirement Obligation	(368)	(458)	16	86	(724)	8,133
Total	(30,778)	(20,122)	740	13,521	(36,639)	65,090

TELECOM ARGENTINA S.A.

NOTE 12 – TRADE PAYABLES

	As of December 31,
Current	2022	2021
Suppliers	87,270	93,540
Companies under sect. 33 - Law No. 19,550 and Related Parties (Note 27.c)	1,987	2,359
	89,257	95,899
Non-current
Suppliers	319	2,135
	319	2,135
Total trade payables	89,576	98,034

NOTE 13 – FINANCIAL DEBT

	As of December 31,
Current	2022	2021
Bank overdrafts - principal	7,610	23,734
Bank and other financial entities loans – principal	40,072	63,457
Notes – principal	47,404	—
DFI (Note 22)	19	360
Loans for purchase of equipment	5,269	7,003
Accrued interest and related expenses	33,987	31,806
	134,361	126,360
Non-current
Notes – principal	181,071	216,929
Bank and other financial entities loans – principal	102,588	112,483
Loans for purchase of equipment	4,455	7,629
Accrued interest and related expenses	46,714	56,542
	334,828	393,583
Total financial debt	469,189	519,943

Movements in Financial debt are as follows:

				Exchange
				differences,
				currency
	Balances at the			translation	Balances as of
	beginning of the		Accrued	adjustments and	December 31,
	period	Cash Flows	interest	others	2022
Bank overdrafts	23,734	(1,171)	—	(14,953)	7,610
Bank and other financial entities loans – principal	175,940	324	—	(33,604)	142,660
Notes – principal	216,929	22,414	—	(10,868)	228,475
DFI	360	(5,656)	—	5,315	19
Loans for purchase of equipment	14,632	(4,665)	—	(243)	9,724
Accrued interest and related expenses	88,348	(44,370)	13,070	23,653	80,701
Total as of December 31, 2022	519,943	(33,124)	13,070	(*) (30,700)	469,189
Total as of December 31, 2021	588,636	(26,321)	30,316	(**) (72,688)	519,943
(*)	Includes $10,736 that do not represent cash movement.
(**)	Includes $15,852 that do not represent cash movement.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of December 31, 2022, Telecom has complied with them.

TELECOM ARGENTINA S.A.

The main bank and other financing entities loans agreements, which are effective as of December 31, 2022 and 2021, are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company issued several series of Notes, which amounts and main characteristics as of December 31, 2022 and 2021 are described below:

		Amount						Unpaid portion
Series	Currency	involved	Issuance	Maturity	Amortization	Interest rate	Interest payment	As of December
		(in millions)	date	date			date	31,
								2022	2021
1	US$	400	07/2019	07/2026	In one installment at maturity date	Annual fixed rate of 8.00%	Semiannually	72,494	81,620
5	US$	389	08/2020	08/2025	In four installment of: 3% at 02/2023 30% at 08/2023 33% at 08/2024 34% at 08/2025	Annual fixed rate of 8.50%	Semiannually	72,144	82,142
7		$125	12/2020	12/2023	In one installment at maturity date	UVA Annual fixed rate of 3.00%	Semiannually	23,243	23,780
8		$134	01/2021	01/2025	In one installment at maturity date	UVA Annual fixed rate of 4.00%	Semiannually	24,933	25,506
9	US$linked	92	06/2021	06/2024	In one installment at maturity date	Annual fixed rate of 2.75%	Quarterly basis	16,271	18,334
10		$127	12/2021	06/2025	In one installment at maturity date	UVA	N/A	23,407	23,907
11		$2,000	12/2021	06/2023	In one installment at maturity date	Variable annual rate: Badlar plus spread of 3.25%	Quarterly basis	2,075	3,955
12 (1)	US$linked	23	03/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	19,077	—
	US$linked	75	08/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis
13		$2,348	03/2022	09/2023	In one installment at maturity date	Variable annual rate: Badlar plus spread of 1.50%	Quarterly basis	2,435	—
(1)

For the Additional Series 12 Notes issued on August 16, 2022, the subscription price was above par, so that on the date of issuance, the Company received funds for US$86.3 million (equivalent to $11,621) net of issuance expenses for $0.05.

Telecom Ordinary and Extraordinary Shareholders’ meeting

The General Extraordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2022, resolved, among others: (i) to extend for five years the term of the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies (the “Program”); and (ii) to extend from December 28, 2022 and for an additional five years the delegation to the Board of Directors of the powers to determine and modify the terms and conditions of the Program and of the Notes to be issued under it within the maximum amount in circulation authorized, with powers to sub-delegate powers to some of its members and/or officials of the first line of management.

TELECOM ARGENTINA S.A.

Núcleo

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 as of the date of issue), Núcleo issued several series of Notes, which amounts and main characteristics as of December 31, 2022 and 2021 are described below:

		Amount					Interest	Unpaid portion
		involved	Issuance	Maturity			payment	As of December 31,
Series	Currency		date	date	Amortization	Interest rate	date
		(in millions)						2022	2021
1	Gs.	120,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	2,875	3,488
2	Gs.	30,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	716	869
3	Gs.	100,000	03/2020	03/2025	In one installment at maturity date	Annual fixed rate of 8.75%	Quarterly basis	2,399	2,912
4	Gs.	130,000	03/2021	01/2028	In one installment at maturity date	Annual fixed rate of 7.10%	Quarterly basis	3,158	3,832
5	Gs.	130,000	03/2021	01/2031	In one installment at maturity date	Annual fixed rate of 8.00%	Quarterly basis	2,918	3,541

b)	Bank and other financing entities loans

As of December 31, 2022, the Company maintains US LIBOR-based loans as detailed below in this note, that are set to mature after June 30, 2023, the proposed LIBOR cessation date. Therefore, as of the date of issued of these consolidated financial statements, we have initiated negotiations for the replacement of LIBOR by the SOF rate, starting in June 2023 with the IFC, IDB, Finnvera and EDC. The Company estimates that these changes do not generate a significant effect on the Company’s cash flows.

TELECOM ARGENTINA S.A.

The main loans agreements, which are effective as of December 31, 2022 and 2021, are detailed below:

		Principal					Interest
Entities	Currency	residual	Maturity	Amortization	Interest rate	Spread	payment	Unpaid portion
		nominal value	date				date	As of December 31,
		(in millions)						2022	2021
	US$	114	03/2027 (1)	Semiannually	Variable annual rate: LIBO 6 months	between 4.00% and 6.75%	Semiannually	21,484	29,217
International Finance Corporation (IFC)	US$	208	Between 08/2024 and 08/2025 (1)	Semiannually	Variable annual rate: LIBO 6 months	between 4.60% and 5.85%	Semiannually	37,986	60,285
	US$	185	08/2029 (2)	Semiannually from 08/2024	Variable annual rate: SOF 6 months	6.50%	Semiannually	33,320	—
Inter-American Investment Corporation (IIC)	US$	35	12/2024 (1)	Semiannually	Variable annual rate: LIBO 6 months	5.85%	Semiannually	6,231	7,112
Inter-American Development Bank (IDB)	US$	182	06/2027 (1)	Semiannually	Variable annual rate: LIBO 6 months	between 6.75% and 8.75%	Semiannually	33,278	37,950
China Development Bank Shenzhen Branch (CDB)	RMB	957	12/2027	Semiannually	Annual fixed rate of 4.95%	N/A	Semiannually	23,482	14,485
(3)
Tearm Loan (4)	US$	—	10/2022	16% 07/2022	Variable annual rate:	5.25%	Quarterly basis	—	28,257
				84% 10/2022	LIBO 3 months
		$4,000	08/2022 (5)	In one installment at maturity date	Previous annual fixed rate 40.50%	N/A	Monthly	4,001	7,838
			07/2023 (5)	In one installment at maturity date	Modified annual fixed rate 55.00%	N/A	Monthly
		$1,500	10/2022 (6)	In one installment at maturity date	Previous annual fixed rate: 37.75%	N/A	Monthly	1,527	2,947
Banco Santander Argentina S.A. (Santander)			10/2023 (6)	In one installment at maturity date	Modified annual fixed rate 79.00%	N/A	Monthly
		$1,000	12/2022	In one installment at maturity date	Annual fixed rate of 37.75%	N/A	Monthly	—	1,981
		$3,500	03/2023	In one installment at maturity date	Annual fixed rate of 44.50%	N/A	Monthly	3,574	—
		$1,000	06/2023	In one installment at maturity date	Annual fixed rate of 47.00%	N/A	Monthly	1,007	—
		$—	08/2022	In one installment at maturity date	Annual fixed rate of 40.75%	N/A	Monthly	—	1,981
Banco BBVA Argentina S.A. (BBVA)		$1,000	03/2023	In one installment at maturity date	Annual fixed rate of 43.90%	N/A	Monthly	1,021	—
		$1,500	05/2023	In one installment at maturity date	Annual fixed rate of 44.85%	N/A	Monthly	1,507	—
Banco Industrial and Commercial Bank of China (Argentina) S.A.U.(ICBC)	US$	—	01/2022	Semiannually	Annual fixed rate of 6.00%	N/A	Semiannually	—	132
Finnvera (7)	US$	61	Between 11/2025 and 11/2026	Semiannually	Variable annual rate: LIBO 6 months	between 1.04% and 1.20%	Semiannually	11,113	14,109
Export Development Canadá (EDC) (8)	US$	19	12/2026	Semiannually	Variable annual rate: LIBO 6 months	1.2%	Semiannually	2,808	—
BBVA (9)		$211	07/2025	Monthly	Annual fixed rate of 47.90%	N/A	Monthly	200	—
PSA Finance Argentina (9)		$750	07/2025	Monthly	Annual fixed rate of 42.90%	N/A	Monthly	455	—
ICBC (10)		$82	08/2023	Monthly	Annual fixed rate of 4.90%	N/A	Monthly	82	—
Cisco Systems Capital Corporation (Cisco) y otros (11)	US$	59	between 10/2022 and 11/2026	Quarterly basis	Annual fixed rate of 4.00%	N/A	Quarterly basis	9,978	15,469

TELECOM ARGENTINA S.A.

(1)

On December 15, 2021 the Company refinanced part of its loans and agreed to change, mainly, the amortization schedule of loans: a) IFCTranche B, by deferring the 75% of all principal maturities that would take place during 2022 and 2023 for a term ranging between 24 and 60 months, and pre-paying the remaining 25% jointly with accrued interest and other related expenses; b) IDB / IIC, by deferring 75% of them in a new amortization schedule ending in December 2024 and June 2027, and pre-paying the remaining 25% jointly with accrued interest and other related expenses. As a result of this renegotiation, during 2021, the Company recognized a loss of $4,192 that is included in “Financial debt renegotiation results” item, within financial results, net.

(2)

On June 28, 2022 the Company executed a proposal for a credit line to finance the expansion of fixed and mobile network coverage with IFC for a total amount of up to US$184.5 million, as requested in a timely manner by the Company (the “Loan”). On July 15, 2022, the Company received a disbursement for a total amount of US$184.5 million (US$181.5 million were received, because US$3 million corresponding to debt issuance expenses were deducted from the initial disbursement).

(3)

During 2022 and 2021, the Company has subscribed new tranches for a total of RMB488 million (equivalent to $9,535) and RMB449 million (equivalent to $6,814), respectively. In February 2023, the Company has suscribed new tranches for a total of RMB49 million (equivalent to $1,348).

(4)

On July 18, 2022, the Company pre-paid the remaining balance under the contract Term Loan executed on October 8, 2018 for US$142.2 million (US$140 million of principal and US$2.2 million of interest). The pre-payments made by the Company during the term of the contract did not generate penalties. During 2022, as a result of the pre-payment made, the Company recognized a loss of $38 that is included in “Financial debt renegotiation results” item, within financial results, net.

(5)

On July 27, 2022, the Company executed an addendum to Santander loan signed on August 18, 2021 for a total amount of $4,000, and agreed to change the principal maturity amortization schedule that would take place on August 18, 2022, by deferring it to July 27, 2023. Additionally, a new fixed interest rate from 40.5% to 55% annual nominal was renegotiated from July 27, 2022. This transaction was recognized as a debt extinguishment, recognizing a loss of $2 that is included in “Financial debt renegotiation results” item, within financial results, net.

(6)

On October 17, 2022, the Company executed an addendum to Santander loan signed on October 15, 2021 for a total amount of $1,500, and agreed to change the amortization schedule of principal maturity that would take place on October 17, 2022, by deferring it to October 17, 2023. Additionally, a new fixed interest rate from 37.75% to 79% annual nominal was renegotiated from October 17, 2022.

On October 17, 2022, interest owed to date for $49.6 was paid.

(7)

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

During 2021, the Company received a disbursement for a total amount of US$18.6 million (US$16 million were received, because US$2.6 million corresponding to the premium were deducted from the initial disbursement).

During 2022, the Company received a disbursement for a total amount of US$11.4 million (US$9.7 million were received, because US$1.7 million corresponding to the premium equivalent to 14.41% of the total amount committed by the lenders under the credit line were deducted from the initial disbursement). With this disbursement, the total amount committed for this line of credit is completed.

TELECOM ARGENTINA S.A.

(8)

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

During June and October 2022, the Company received a disbursement for a total amount of US$17 million, of which the Company received US$14.1 million net of debt issuance expenses deducted, equivalent to $1,733.1 and a total amount of US$6.3 million, of which the Company received US$5.4 million net of debt issuance expenses deducted, equivalent to $809, the total amount committed for this line of credit is completed.

(9)

On June 10, 2022, the Company executed a proposal for a credit line to finance the acquisition of 350 utility vehicles for a total amount of $1,042.7 plus VAT. For each acquisition, the Company will pay an advance of 40% of the value, financing the remaining 60% in 36 consecutive monthly installments at the rate agreed at the time of each acquisition through PSA Finance Argentina and/or BBVA.

(10)

On August 30, 2022, the Company executed a proposal for a credit line to finance the acquisition of 43 utility vehicles for a total amount of $222 plus VAT. For the acquisition, the Company was paid an advance of 50% of the value, financing the remaining 50% of $122.6 in 12 consecutive monthly installments at a fixed rate of 4.9% through ICBC.

(11)

During 2022 and 2021, the Company received a disbursement for a total of US$17 million (equivalent to $1,911) and US$25.2 million (equivalent to $1,782), respectively. In February 2023, the Company received a disbursement for a total of US$0.8 million (equivalent to $154).

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2022	2021
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	35,066	40,607
Termination benefits	2,586	2,760
	37,652	43,367

Non-current
Termination benefits	2,747	3,012
	2,747	3,012
Total salaries and social security payables	40,399	46,379

Compensation for the Key Managers of Telecom for the years ended December 31, 2022, 2021 and 2020 are shown in Note 27.e).

TELECOM ARGENTINA S.A.

NOTE 15 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	As of December 31,
	2022	2021
Telecom	—	26,811
Núcleo	251	208
Adesol	20	92
Telecom USA	—	2
Pem	2	16
Opalker	1	—
NYSSA	40	—
	314	27,129

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

		As of December 31,
		2022	2021
Tax carryforward		(30,407)	(386)
Allowance for doubtful accounts		(8,982)	(10,189)
Provisions		(3,014)	(5,441)
PP&E and Intangible assets		213,975	235,347
Cash dividends from foreign companies		2,437	2,698
Income tax inflation adjustment effect		82,242	45,180
Other deferred tax liabilities (assets), net		(1,622)	(3,337)
Total deferred tax liabilities, net		254,629	263,872
Actions for recourse tax receivable		(888)	(1,731)
Total deferred tax liability, net	(*)	253,741	262,141

Net deferred tax assets		(2,472)	(1,282)
Net deferred tax liabilities		256,213	263,423

(*)  Includes $34 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of December 31, 2022, Telecom and some subsidiaries have cumulative Tax carryforwards of approximately $87,121 (includes $53 for carryforward not recognized), that calculated considering statutory income tax rate, represent a deferred tax asset of approximately $30,407.

The detail of the maturities of estimated tax carryforward is disclosed:

		Tax carryforward
Company	Tax carryforward	amount as of	Tax carryforward
	generation year	12.31.2022	expiration year
Telecom	2022	82,721	2027
Telemás (*)	2019	675	2024
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3.432	2027
AVC Continente Audiovisual	2021	3	2026
AVC Continente Audiovisual	2022	50	2027
		87,121

(*)  This company is consolidated in the financial statements of Adesol.

TELECOM ARGENTINA S.A.

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2022	2021	2020

	Profit (loss)
Income (loss) before income tax expense	(232,144)	84,262	9,253
Non-taxable items – (Earnings) from associates	(819)	(769)	(1,459)
Non-taxable items – Impairment of Goodwill charges	243,964	1,299	—
Non-taxable items – Costs valuation differences of foreign investments	—	—	(19,318)
Non-taxable items – Other	1,532	(2,216)	(4,414)
Restatement in current currency of Equity, goodwill and others	250,325	198,120	182,845
Subtotal	262,858	280,696	166,907
Effective income tax rate	34.41%	34.34%	24.59%
Income tax expense at statutory tax rate of each subsidiary	(90,457)	(96,384)	(41,042)
Deferred tax liability restatement in current currency and others	216,524	114,870	60,860
Income tax inflation adjustment	(98,510)	(81,655)	(43,640)
Actions for recourse	(1)	14	35
Income tax on cash dividends of foreign companies	(1,052)	(1,745)	(473)
Income tax benefit (expense) (*)	26,504	(64,900)	(24,260)

Current tax	17,521	(36,290)	(709)
Deferred tax	8,983	(28,610)	(23,551)
Income tax	26,504	(64,900)	(24,260)

(*) In 2022 includes $18,590 corresponding to the adjustment made in the Income tax affidavit of 2021, which includes, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in ”Income Tax – Inflation Adjustment for Tax Purposes”. In 2021 includes the effect of the change in the income tax rate provided for in Law No. 27,630 generated by the recalculation of the tax impact on balances at the beginning and on the result of the period, for approximately $(114,662).

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

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Supreme Court of Justice issued its verdict in the “Candy” case in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Supreme Court of Justice applied a similar criterion to the 2010, 2011. 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

According to the above-mentioned new legal background that the Company took knowledge during 2015, Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal years from 2009 to 2017 for a total amount of approximately $2,039 plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory.

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

The Company’s Management, with the assistance of its tax advisors, understands that the arguments presented by the Company follow the same criteria as those considered by the Supreme Court of Justice in similar precedents, among others. Therefore, the Company should obtain a favorable resolution to such claims.

Consequently, the income tax determined in excess qualifies as a tax credit in compliance with IAS 12 and the Company recorded a non-current tax credit of $888 as of December 31, 2022. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood according to the jurisprudential antecedents known as of the date of these consolidated financial statements. The Company’s Management will assess Tax Authority’s resolutions related to actions of recourse filed as well as the jurisprudence evolution in order to, at least annually, remeasure the tax credit recorded.

Income Tax – Inflation Adjustment for Tax Purposes

Given the judicial precedents detailed above related to the different mechanisms used to recognize the effect of inflation in the assessment of income tax, on May 6, 2022, the Company filed the income tax return corresponding to fiscal year 2021, taking into account the restatement of the tax amortization of all its fixed and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carry-forwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law.

Taxes were so assessed because failure to apply the above-mentioned inflation adjustment mechanisms for tax purposes would result in actual taxable income that would yield an effective tax rate for fiscal year 2021 that qualifies as confiscatory. If the Company had not fully applied the inflation adjustment mechanisms for tax purposes, the income tax due would have absorbed 100% of the Company’s taxable income and would have even absorbed part of the equity value that generates said taxable income, yielding an effective tax rate of 146.6%.This would have exceeded any reasonable limits to the burden of taxation, thus qualifying as confiscatory and seriously infringing Telecom’s constitutional guarantees and rights.

Therefore, together with its income tax return for the 2021 fiscal period 2021, the Company made a filing with the AFIP, protected by tax secrecy procedural regulations, in order to safeguard its rights, in the spirit of transparency that guides Telecom’s actions.

As a consequence of the foregoing, the income tax due for the year includes a decrease of $7,517 ($12,616 in current currency as of December 31, 2022), assessed taking into account the weighted probability of occurrence, based on the above-mentioned judicial precedents.

It should be noted that, if new information became available, the Company may modify its decisions in relation to recognized tax liabilities, in which case such changes would impact on the income tax due for the period in which the re-assessment is made.

The Company’s Management, with the assistance of its legal and tax advisors, believes that the arguments presented by the Company in its filing with the AFIP follow the same criteria as those disclosed under “Income Tax – Reimbursement Claims filed with the Tax Authority” which were considered by the Supreme Court of Justice in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

TELECOM ARGENTINA S.A.

NOTE 16 –OTHER TAXES PAYABLES

	As of December 31,
Current	2022	2021
Other national taxes	8,169	6,504
Provincial taxes	939	218
Municipal taxes	823	996
	9,931	7,718
Non- current
Provincial taxes	44	—
	44	—
Total other taxes payables	9,975	7,718

NOTE 17 – LEASES LIABILITIES

	As of December 31,
Current	2022	2021
Argentina	8,978	10,793
Abroad	224	1,147
	9,202	11,940
Non- current
Argentina	17,186	22,588
Abroad	2,509	2,318
	19,695	24,906
Total lease liabilities	28,897	36,846

Movements in the lease liabilities are as follows:

	Years ended December
	31,
	2022	2021
Balances at the beginning of the year	36,846	30,289
Incorporate by adquisition	40	—
Increases (*)	18,946	33,927
Financial results, net (**)	7,689	5,661
Payments	(15,260)	(12,849)
RECPAM and currency translation adjustments	(19,364)	(20,182)
At the end of the year	28,897	36,846

(*) Included in acquisitions of Rights of use.

(**) Included in the lines Other exchange differences and Other net interest and other investment results.

TELECOM ARGENTINA S.A.

NOTE 18 – OTHER LIABILITIES

	As of December 31,
Current	2022	2021
Deferred revenues on prepaid credit	2,619	3,354
Deferred revenues on connection fees and international capacity leases	1,349	1,882
Debt for acquisition of NYSSA (Note 3.d.1.b)	197	—
Other	795	715
	4,960	5,951
Non-current
Deferred revenues on connection fees and international capacity leases	836	1,159
Pension benefits	879	1,260
Debt for acquisition of NYSSA (Note 3.d.1.b)	518	—
Advances received for assets held for sale (Note 3.j)	350	—
Other	27	16
	2,610	2,435
Total other Liabilities	7,570	8,386

Movements in the pension benefits are as follows:

	Years ended
	December 31,
	2021	2020
At the beginning of the year	1,260	1,241
Service cost (*)	53	59
Interest cost (**)	407	438
Actuarial results (***)	(28)	68
RECPAM	(813)	(546)
At the end of the year	879	1,260

(*)      Included in Employee benefit expenses and severance payments.

(**)     Included in Other Financial expenses, net.

(***)    Included in Other comprehensive income (loss).

NOTE 19 – PROVISIONS

Telecom and its subsidiaries are party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions for these contingencies, the Company’s Management, based on the opinion of its legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

The determination made by the Company’s Management of the required provisions may change in the future due to, among other reasons, new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation.

TELECOM ARGENTINA S.A.

The evolution of provisions as of December 31, 2022 and 2021 is as follows:

		Additions				RECPAM and	Balances
	Balances as					currency	as of
	of December 31,	Capital	Interest		Payments	translation	December 31,
	2021	(i)	(ii)	Reclassifications		adjustments	2022
Current
Provisions	4,180	7,751	—	6,668	(15,701)	(264)	2,634
Total current provisions	4,180	7,751	—	6,668	(15,701)	(264)	2,634
Non-Current
Provisions	11,901	4,150	1,897	(6,668)	—	(4,774)	6,506
Asset retirement obligations	6,749	1,078	—	—	—	(2,679)	5,148
Total non-current provisions	18,650	5,228	1,897	(6,668)	—	(7,453)	11,654

Total provisions	22,830	12,979	1,897	—	(15,701)	(7,717)	14,288

		Additions				RECPAM and	Balances
	Balances as					currency	as of
	of December	Capital	Interest		Payments	translation	December
	31, 2020	(iii)	(ii)	Reclassifications		adjustments	30, 2021
Current
Provisions	4,755	11,477	—	4,710	(15,809)	(953)	4,180
Total current provisions	4,755	11,477	—	4,710	(15,809)	(953)	4,180

Non- Current
Provisions	13,172	3,904	2,795	(4,710)	—	(3,260)	11,901
Asset retirement obligations	8,768	1,090	390	—	—	(3,499)	6,749
Total non-current provisions	21,940	4,994	3,185	(4,710)	—	(6,759)	18,650

Total provisions	26,695	16,471	3,185	—	(15,809)	(7,712)	22,830

(i)$11,892 charged to other operating expenses, $9 charged to other receivables and $1,078 charged to Right of use assets.

(ii)Charged to other financial results, net - Other interests, net and other investments results.

(iii)$15,381 charged to Other operating expenses and $1,090 charged to Right of use assets

1.     Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which the Company, based on the advice of its legal counsel and the judicial background for each claim, has recorded provisions:

a)   Profit sharing bonds

Various legal actions are brought, mainly by former employees of the Company against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit-sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Supreme Court of Justice found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica.

Following the Supreme Court of Justice’s decision on this matter, several Courts of Appeals have ruled that Decree No. 395/92 is unconstitutional. As a result, in the opinion of Telecom Argentina’s counsel, there is an increased probability that the Company will have to face certain contingencies, notwithstanding the reimbursement right to which Telecom Argentina would be entitled against the National Government.

The Supreme Court of Justice’s decision not only found the above-mentioned Decree unconstitutional, but also ordered that the proceedings be remanded to the court of origin so that such court shall decide which defendant must pay —the licensee and/or the Argentine government— and set the parameters that are to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, etc). There are no uniform criteria among the Courts in relation to each of these concepts.

TELECOM ARGENTINA S.A.

On June 9, 2015, in re “Ramollino Silvana c/Telecom Argentina S.A.”, the Supreme Court of Justice ruled that the profit-sharing bonds do not apply to employees who joined the Company after November 8, 1990 and who were not members of the PPP.

This judicial precedent is consistent with the criterion followed by the Company for estimating provisions for these claims, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees who were not included in the PPP.

Statute of limitations criteria applied to claims: Supreme Court of Justice ruling “Dominguez v. Telefónica de Argentina S.A.”

In December 2013, the Supreme Court of Justice rendered a decision on a case similar to the above-referred legal actions, “Domínguez v. Telefónica de Argentina S.A.” In said case, the Supreme Court of Justice overturned a lower court ruling which had barred the claim as having exceeded the applicable statute of limitations because ten years had passed since the issuance of Decree No. 395/92.

The Supreme Court of Justice’s decision states that the Court of Appeals on Federal Civil and Commercial Matters must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Supreme Court of Justice, were not considered by the lower court and are relevant to the resolution of the case.

On December 30, 2021, the Court of Appeals on Federal Civil and Commercial Matters issued a decision in plenary session, whereby it acknowledged, interpreting the doctrine developed by the Supreme Court of Justice in its ruling, that the statute of limitations must be applied periodically –as from the date of each balance sheet- but limited to five years, applying the specific regulations on the statute of limitations for periodical liabilities.

Criteria for determining the relevant profit to calculate compensation: ruling of the Court of Appeals on Federal Civil and Commercial Matters in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Court of Appeals on Federal Civil and Commercial Matters issued its decision in plenary session in the case “Parota, César c/ Estado Nacional”, as a result of a claim filed against Telefónica. In its ruling, the Court held “that the amount of profit-sharing bonds corresponding to former employees of Telefónica de Argentina should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

The Court stated that “it is necessary to clarify that “taxable income” (pre-tax income) means the amount of income subject to the income tax that the company must pay, which generally means gross income, including all revenue obtained during the fiscal year (including contingent or extraordinary revenue), minus all ordinary and extraordinary expenses accrued during such fiscal year.”

Federación Argentina de las Telecomunicaciones and Other v. Telecom Argentina S.A. on profit-sharing

In June 2013, the Company was served notice of the claim entitled “Federación Argentina de las Telecomunicaciones and Other v. Telecom Argentina S.A. on profit sharing.” The lawsuit was filed by four unions claiming the issuance of profit-sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs have requested that the court declare that Decree No. 395/92 is unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit-sharing bond represents an obligation with potential future economic impact for the Company.

The Company filed its response to the claim, arguing that labor courts lack jurisdiction over the matter. In October 2013, the judge rejected the lack of jurisdiction plea, established a ten-year period as statute of limitation and deferred ruling on the defenses of res judicata, lis pendens and on the third-party citation required after a hearing is held by the court. Telecom appealed the judge’s ruling.

TELECOM ARGENTINA S.A.

In December 2013, the hearing took place and the intervening court deferred its decision on the defense filed by the Company on the basis of the application of statutes of limitations to the moment of the final ruling, among other matters. It also ordered the plaintiff to provide evidence on the mandates granted by each individual to bring the claim against Telecom and suspended the proceeding until such evidence is filed with the court. The plaintiff appealed the decision and the judge deferred this issue to the time of sentencing.

In December 2017, the Court of First Instance dismissed the claim on the grounds that the claimant lacks standing because the claim is individual and not collective. The claimant filed an appeal, which is pending before Chamber VII of the Court of Appeals. In June 2019, the Court of Appeals revoked the decision rendered by the Court of First Instance, returned the file, and ordered discovery proceedings.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its position in this claim, based, among other things, on the application of the statutes of limitations to the claim relating to the unconstitutionality of Decree No. 395/92, the lack of active legal standing for a collective claim relating to the issuance of bonds —due to the existence of individual claims— in addition to arguments based on plaintiff’s lack of active legal standing.

b)   Claims filed by former sales representatives of Personal and Nextel

Former sales representatives of Personal and Nextel brought legal actions for alleged improper termination of their contracts and have submitted claims for payment of different items, such as commission differences, value of the customers’ portfolio and lost profit, among other matters. The Company’s Management believes, based on the advice of its legal counsel, that certain items included in these claims should be dismissed, while other items could be admitted by the court, albeit for amounts that are lower than those claimed. As of the date of issuance of these consolidated financial statements, some legal actions are in the discovery phase and with expert opinions in progress.

c)   Task Solutions v. Telecom Personal S.A. on Ordinary proceeding and Task Solutions v. Telecom Argentina S.A. on Ordinary proceeding

Task Solutions S.A., a company devoted to providing contact centers, brought claims against Telecom Argentina and Telecom Personal, claiming damages that it alleges to have suffered during the contractual relationship with those companies, as well as for the failure to renew those contracts at the end of their term. Task Solution S.A. argues that the only contractual relationship it had was the one with the defendants and the failure to renew such contract caused its insolvency. In August 2018, the Company answered the claims rejecting the compensation claimed and requesting that the punitive damages claimed be declared unconstitutional.

The Company counterclaimed for labor items already paid to third parties. In addition, it filed a claim for any amounts that it may eventually have to pay in this regard in the future. That estimate could vary according to the evidence submitted in connection therewith.

In December 2018, Task Solutions was declared bankrupt.

During this fiscal year, the case was dismissed in the first instance due to failure to prosecute within the legal time limits, and it is currently pending resolution by the Court of Appeals.

Based on the advice of its legal counsel, the Company’s Management believes to have strong arguments for its defense.

d)   Sanctions Imposed by the Regulator

The Company is subject to various sanction procedures, in most cases promoted by the Regulatory Authority, for delays in repairs and service installations to fixed-line customers.

TELECOM ARGENTINA S.A.

2.     Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2.d), the following is a summary of the most significant claims and legal actions for which the Company’s Management did not set up any provision, although the final outcome of these lawsuits cannot be assured.

a)     Radioelectric Spectrum Fees

In October 2016, Personal modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements corresponding to October 2016, requiring that such plans’ statements continue to be prepared based on the previous criteria. The ENACOM issued a similar order in September 2018 for the subsequent periods. The Company’s Management believes that it has solid legal arguments to defend its position. Such arguments were actually confirmed in the recitals of Resolution ENACOM No. 840/18. Therefore, Telecom filed the corresponding administrative responses.

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

The difference resulting from both criteria since October 2016 is of approximately $717 plus interest as of December 31, 2022.

On February 27, 2018, ENACOM Resolutions Nos. 840/18 and 1,196/18 were published in the Official Gazette. Through these Resolutions, the ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, established a new regime for mobile communication services, which substantially increased the amounts to be paid for such service.

Telecom filed the restated returns for March and April 2018 (due in April and May 2018) and paid (under protest) the corresponding amounts. It also started to comply, as from September 2018, with the filing and payment (under protest) of the corresponding returns.

b)    “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

Personal rejected the claim, with emphasis on the regulatory framework that explicitly endorses its practices, now challenged by the plaintiff in disregard of such regulations.

The proceeding is now in the discovery stage. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and América Móvil S.A..Therefore, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

The plaintiffs are seeking damages for an unspecified amount. While the Company believes there are strong defenses that should result in a dismissal of the claim, in the absence of judicial precedents on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

TELECOM ARGENTINA S.A.

c)    Proceedings related to value added services - Mobile contents

In October 2015, Personal was notified of a claim brought by the consumer association “Cruzada Cívica para la defensa de los consumidores y usuarios de Servicios públicos”.

The plaintiff’s claim relates to the manner in which content and trivia games are contracted, requesting the application of punitive damages to Personal.

As of the date of these consolidated financial statements, this claim for an unspecified amount is in its preliminary stages because notice of the claim has not been served on all interested parties.

Based on the advice of its legal counsel, the Company’s Management believes to have strong arguments for its defense. However, given the absence of any case law, the final outcome of these claims cannot be assured.

d)    “Asociación por la Defensa de Usuarios y Consumidores vs. Telecom Personal S.A.” claim

In 2008, the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for an unspecified amount, in connection with the billing of calls to the automatic answering machine and the collection system called “send to end”, in collective representation of an undetermined number of Personal customers. The court has to render judgment on this claim.

In 2015, the Company learned of an adverse court ruling in a similar lawsuit, promoted by the same consumers association against another mobile operator. The court has to render judgment on this claim.

Based on the advice of its legal counsel, the Company’s Management believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

e)     Claims filed by unions in connection with union contributions

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH, and the Union of Telephone Workers and Employees of Tucumán brought seven legal actions against Telecom claiming unpaid union contributions set forth in their respective collective bargaining agreements, corresponding to employees of third-party companies that provide services to the Company, for a 5-year term for which the statute of limitations has not expired, plus damages caused by the failure to pay said contributions. The items claimed are “Fondo Especial” (special fund) and “Contribución Solidaria” (solidarity contribution).

The above-mentioned unions argue that Telecom is jointly and severally liable for the payment of the above-mentioned contributions. Telecom answered all the claims.

In the action brought by FOEESITRA, the judge of first instance rejected the summons to third parties made by Telecom. An appeal has been filed against that decision.

In the action brought by FOETRA, the Court of Appeals revoked the decision rendered by the court of first instance that had declared the incompetence. The judge of first instance must render a decision on the exceptions filed by Telecom

The other claims have been suspended at the request of the parties.

The unions are seeking damages for an unspecified amount.

Even though the Company’s Management believes that there are sound grounds for the favorable resolution of these claims, given the lack of judicial precedents, the final outcome of these claims cannot be assured.

TELECOM ARGENTINA S.A.

f)     Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding

In November 2018, the Company was served notice of a claim brought by Asociación por la Defensa de Usuarios y Consumidores. The Claimant requested that the defendant: 1) cease its practice of preventing customers from terminating Internet and cable television services when customers request such termination; 2) reimburse to each user the amounts collected for the period of five years and until the date on which the defendant ceases the above-mentioned practice; and 3) pay punitive damages for each of the affected customers.

In December 2018, the Company filed a response, alleging the application of statutes of limitation (two-year term) as well as the lack of standing of the Association to file the lawsuit. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff.

The plaintiffs are seeking damages for an unspecified amount.

Based on the advice of its legal counsel, the Company believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

g)    Claim “Unión de Usuarios y Consumidores and Other v. Telecom Argentina S.A.”

On September 3, 2019, Telecom was served notice of a class action brought by “Unión de Usuarios y Consumidores” and “Consumidores Libres Cooperativa Ltda. De Provisión de Servicios de Acción Comunitaria”, pending before the Commercial Court of First Instance No. 9, Clerk’s Office No. 17, for an unspecified amount.

Claimants seek to obtain an order against the Company for the reimbursement of the price increases collected from its subscribers in September and October 2018 and in January 2019 and of any price increase that may be collected for the duration of the proceedings (for services provided under the brands Cablevisión and Fibertel), plus interest accrued until the effective reimbursement date. Claimants allege that the defendant infringed certain provisions set forth under the General Rules Governing ICT Services Customers and Law No. 24,240 related to the terms and form of notice to subscribers of changes in the prices of such services.

Based on the advice of its legal counsel, the Company believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

h)    Resolution No. 50/10 et seq. issued by the Secretaría de Comercio Interior de la Nación (Secretariat of Domestic Trade or “SCI”)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly basic subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial). Cable television operators must adjust such amount semi-annually and inform the result of such adjustment to said Office. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

In accordance with the decision rendered on August 1, 2011 in re “LA CAPITAL CABLE S.A. v/ Ministry of Economy-SCI ”, the Federal Court of Appeals of the City of Mar del Plata ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). Upon being served on the SCI and the Ministry of Economy on September 12, 2011, such decision became fully effective. The National Government filed an appeal against the decision issued by the Federal Court of Appeals of Mar del Plata to have the case brought before the Supreme Court of Justice. Such appeal was dismissed. The National Government filed a direct appeal with the Supreme Court of Justice, which has also been dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014, several resolutions based on Resolution No. 50/10 were published in the Official Gazette, which regulated the prices to be charged by Cablevisión to its customers for the basic cable television service. The Company filed appeals against these resolutions and their enforcement was suspended pursuant to the above-mentioned injunction.

TELECOM ARGENTINA S.A.

Notwithstanding the foregoing, each Resolution had an effective term of between three and six months. The last one expired in October 2014.

In September 2014, the Supreme Court of Justice rendered a decision in re “Municipality of Berazategui v. Cablevisión” and ordered that the cases related to these resolutions continue under the jurisdiction of the Federal Court of Appeals of Mar del Plata that had issued the decision on the collective action in favor of ATVC. Currently, all the claims related to this matter are pending before the Federal Courts of Mar del Plata.

In April 2019, La Capital Cable S.A. was served notice of the decision rendered by Federal Court No. 2 of Mar del Plata, whereby said court declared the unconstitutionality of certain articles of the law on which the SCI grounded Resolution No. 50/10 as well as the subsequent resolutions. The declaration of unconstitutionality entails that these resolutions are not applicable to La Capital Cable and the companies represented by ATVC. However, the National Government filed an appeal against said resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government and ENACOM filed extraordinary appeals, which although they were granted during 2021, are still pending before the Supreme Court of Justice.

The Company, with the assistance of its legal advisors, is evaluating the potential impacts in light of those developments. Notwithstanding the foregoing, it believes that, considering the case law, it has strong grounds for the favorable resolution of this lawsuit.

i)     CNV Resolution No. 16,765

In March 2012, CNV issued Resolution No. 16,765 whereby it ordered the initiation of summary proceedings against Cablevisión, its directors and members of the Supervisory Committee for an alleged failure to comply with the duty to inform. The CNV considers that this deprived the investor community of its right to become fully aware of the Decision rendered by the Supreme Court of Justice in re “Application for judicial review brought by the National Government Ministry of Economy and Production of the case Multicanal S.A. and other v/CONADECO Decree No. 527/05” and other (this case has concluded to date), and also considers that Cablevisión had not disclosed certain issues related to the information required by the CNV in connection with its Class 1 and 2 Noteholders’ Extraordinary Meetings held on April 23, 2010.

In April 2012, Cablevisión filed a response petitioning that its defenses be sustained and all charges dismissed. The discovery stage has been closed and the company submitted the legal brief. The file was submitted to the Legal area.

The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, Cablevisión cannot assure that the outcome of said summary proceedings will be favorable.

j)    CNV Resolution No. 17,769

In August 2015, Cablevisión was served notice of Resolution No. 17,769 dated August 13, 2015 whereby the CNV ordered the initiation of summary proceedings against Cablevisión and its directors, members of the Supervisory Committee and the Head of Market Relations for an alleged delay in the submission of the required documentation regarding the registration with the IGJ of the appointment of the officers approved at the Ordinary General Shareholders’ Meeting of Cablevisión held on April 30, 2000 and the update of the registered office in the Financial Information Highway.

In January 2016, the preliminary hearing was held in accordance with the requirements of the CNV’s regulations.

The Company and its legal advisors believe that the company has strong arguments in its favor. Nevertheless, the Company cannot assure that the outcome of said summary proceedings will be favorable.

TELECOM ARGENTINA S.A.

3.     Remote Contingencies

Telecom faces other legal, fiscal, and regulatory proceedings considered normal in the development of its activities. The Company’s Management and its legal advisors estimate that these will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, it has not set up a provision or disclosed additional information in a note in connection with the resolution of these matters.

4.     Active Contingencies

“AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services for a system called “Argentine Football System Administration” (“AFA Plus Project”) related to the secure access to first division football stadiums whereby Telecom Argentina would provide the infrastructure and systems to enable AFA to manage the aforementioned project.

Since 2012, and in compliance with its contractual obligations, the Company has made investments and incurred expenses.

For several specific reasons relating to the Project itself, the football environment and the country’s context, the AFA Plus system was not implemented by AFA, not even partially. Accordingly, Telecom Argentina has not been able to begin collecting the compensation from AFA for the services rendered and the work performed.

In September 2014, AFA notified the Company of its decision to terminate the agreement with Telecom Argentina, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

In February 2015, AFA made a proposal to compensate the investments and expenditures incurred by Telecom through advertising barter transactions exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), in the amount of US$ 12.5 million. The proposal considered that if the advertising compensation was not realized in one year, AFA would pay to Telecom the agreed amount. The Company analyzed the quality of the assets offered by AFA in its offer of advertising spaces, and rejected the offer as insufficient. New negotiations were conducted in 2015 to improve the mentioned offer but a satisfactory agreement was not reached. Subsequently, negotiations were suspended due to internal affairs of AFA.

In October 2015, the Company formally demanded that AFA pay the amounts owed.

In June 2016, the Company initiated a mandatory pre-judicial mediation procedure. The first hearing, held on July 12, 2016, was attended by both parties. A second hearing was held on August 3, 2016, and a third and last hearing was held on August 23, 2016, resulting in no agreement between the parties.

In February 2018, the Company initiated a new mandatory pre-judicial mediation procedure which was finished without agreement. On December 19, 2018, the Company brought a claim against AFA for $ 353 plus interest and court costs.

At this time, the judge has ordered discovery proceedings.

The Company’s Management, with the assistance of its external advisor, believes that the company has solid legal arguments to support its claim and is evaluating the necessary actions to recover the investments made and expenses incurred.

We note that, to the sole effect of complying with effective accounting standards, the Company recorded a provision derived from the uncertainties related to the recoverable value of the assets related to the AFA Plus Project and in no way implies that Telecom has waived or limited its rights as a genuine creditor under the AFA Plus Project agreement.

TELECOM ARGENTINA S.A.

NOTE 20 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments amounting in the aggregate to approximately $125,224 as of December 31, 2022 (of which $35,963 corresponds to PP&E commitments).

NOTE 21 – EQUITY

(a)Capital Stock

As of December 31, 2022 and 2021, the total capital stock of Telecom Argentina amounted to $2,153,688,011 Argentine pesos, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing five Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 27, 2022 decided, among other issues, the following:

(a)	to approve the Annual Report and the financial statements of Telecom as of December 31, 2021;
(b)	to approve the Board of Directors’ proposal expressed in current currency of March 31, 2022 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, in respect to the unallocated retained earnings as of December 31, 2021 of $10,056,956,479 Argentine pesos ($16,878 in current currency as of December 31, 2022): (i) to allocate $502,847,824 Argentine pesos ($796 in current currency as of December 31, 2022) to “Legal Reserve”, (ii) to allocate $9,554,108,655 Argentine pesos ($16,082 in current currency as of December 31, 2022) to the “Facultative Reserve to maintain the capital investments level and the current level of solvency”, and (iii) the reclassification of $18,817,248,927 Argentine pesos ($29,779 in current currency as of December 31, 2022) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”;
(c)	approved to delegate to the Board of Directors the power to cancel before June 30, 2022 the “Facultative Reserve to maintain the capital investments level and the current level of solvency” in an amount such that it allows distributing a combination of Global Bonds 2030 and Global Bonds 2035 as non-cash assets dividends for a market value at the date of determination of its value of up to $41,000. For further information on the distribution of dividends see Note 4.b “Cash and non-cash assets dividends from the Company and its subsidiaries - Non-cash dividends”.

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

TELECOM ARGENTINA S.A.

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

NOTE 22 – FINANCIAL INSTRUMENTS

a)Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2022 and 2021, the supplementary disclosures on financial instruments and the detail of gains and losses established by IFRS 9.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2022	cost	loss	Income	Total
Assets
Cash and cash equivalents	31,971	8,081	—	40,052
Investments	—	8,373	—	8,373
Trade receivables	37,734	—	—	37,734
Other receivables	1,794	2,450	318	4,562
Total	71,499	18,904	318	90,721
Liabilities
Trade payables	89,576	—	—	89,576
Financial debt	469,170	381	(362)	469,189
Leases liabilities	28,897	—	—	28,897
Other Liabilities	788	715	—	1,503
Total	588,431	1,096	(362)	589,165

TELECOM ARGENTINA S.A.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2021	cost	loss	Income	Total
Assets
Cash and cash equivalents	32,615	6,050	—	38,665
Investments	—	21,010	—	21,010
Trade receivables	44,074	—	—	44,074
Other receivables	1,866	3,730	—	5,596
Total	78,555	30,790	—	109,345
Liabilities
Trade payables	98,034	—	—	98,034
Financial debt	519,583	171	189	519,943
Leases liabilities	36,846	—	—	36,846
Other Liabilities	244	—	—	244
Total	654,707	171	189	655,067

Gains and losses by category – Year 2022

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	5,826	4,565
Financial liabilities at amortized cost	20,539	(16,621)
Financial assets at fair value through profit or loss	(9,585)	(733)
Financial liabilities at amortized cost through profit or loss	(5,534)	—
Total	11,246	(12,789)

Gains and losses by category – Year 2021

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	12,332	2,577
Financial liabilities at amortized cost	51,186	(43,116)
Financial assets at fair value through profit or loss	1,377	183
Financial liabilities at fair value through profit or loss	(5,499)	—
Total	59,396	(40,356)

Gains and losses by category – Year 2020

		Of which
	Net gain/(loss)	interest
Financial assets at amortized cost	27,345	3,839
Financial liabilities at amortized cost	(88,555)	(53,677)
Financial assets at fair value through profit or loss	1,032	1,141
Financial liabilities at fair value through profit or loss	(4,369)	—
Total	(64,547)	(48,697)

b)Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g., as prices) or indirectly (e.g., derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of December 31, 2022 and 2021, and the level of hierarchy are listed below:

December 31, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	5,770	—	5,770
Government bonds (1) (2)	13,099	—	13,099
Other receivables: DFI (3)	—	117	117
Other receivables: Indemnification assets (4)	—	35	35
Non-current Assets
Other receivables: DFI (3)	—	201	201
Total assets	18,869	353	19,222
Liabilities
Current Liabilities
Other Liabilities	—	197	197
Financial Debt: DFI	—	19	19
Non-current Liabilities
Other Liabilities	—	518	518
Total liabilities	—	734	734

December 31, 2021	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	9,943	—	9,943
Government bonds (1) (2)	20,847	—	20,847
Total assets	30,790	—	30,790
Liabilities
Current Liabilities
Financial debt: DFI (3)	—	360	360
Total Liabilities	—	360	360
(1)

The Mutuals funds are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. The Government bonds are included in Cash and cash equivalents and Investments.

(2)

The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

(3)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. The techniques used for the measurement of financial instruments, are detailed below: a) DFI for forward purchases of US dollars and RMB, corresponds to the variation between the market prices at the end of the fiscal year and the time of agreement and; b) DFI interest rate swap corresponds to the present value of estimated future cash flows based on observable yield curves obtained in the market.

(4)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.

During the years ended December 31, 2022 and 2021, there were no transfers between Levels of the fair value hierarchy.

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

TELECOM ARGENTINA S.A.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 13 as of December 31, 2022 and 2021 are as follows:

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

Financial Debt

As of December 31, 2022, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	268,145	271,933
Other financial debts	201,044	196,769
	469,189	468,702

As of December 31, 2021, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	273,889	269,572
Other financial debts	246,054	227,109
	519,943	496,681

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the financial debt, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

TELECOM ARGENTINA S.A.

Other receivables, net and Other Liabilities

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

c)Hedge accounting

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks.

The position of DFIs in the consolidated statements of financial position and amounts recognized in Consolidated Income Statements and Consolidated Statements of Comprehensive Income, are detailed below:

	As of December 31,
	2022	2021
Other receivables current - DFI: SOFR	117	—
Other receivables non current - DFI: SOFR	201	—
Total asset	318	—
Financial debt current - DFI: Exchange rate	19	39
Financial debt non current - DFI: LIBOR	—	321
Total liabilities	19	360

	Years ended December 31,
	2022	2021	2020
	Profit (loss)
Foreign currency exchange effect on financial debts	(1,555)	(3,567)	(4,478)
Interests on financial debt	(147)	(736)	(863)
Financial results	(1,702)	(4,303)	(5,341)
DFI effects classified as hedges	608	666	(799)
Other comprehensive income (loss)	608	666	(799)

•    LIBOR Hedges

During year ended December 31, 2017, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million and from the IIC loan amounting to US$100 million, which maturity operated in September 2022. The mentioned agreements hedge a total amount of US$440 million. Such DFI allow fixing the variable rate in a range between 2.085% and 2.4525% nominal annual rate.

During September, 2022, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The amounts hedged in each agreement are: two for a total amount of US$60 million each, and one for a total amount of US$64.5 million. The interest rates are 3.605%, 3.912% and 3.895%, respectively.

•     Exchange rate Hedges

During year ended December 31, 2022, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$262 million fixing the average exchange rate in 166.1 Argentine pesos/US$, expiring between February 2022 and June 2023. Additionally, on December 2022, entered into one DFI agreement to RMB15 million fixing the average exchange rate in 27.8 Argentine pesos/RMB, expiring in January 2023.

During year ended December 31, 2021, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$473 million fixing the average exchange rate in 102.49 Argentine pesos/US$, expiring between March 2021 and September 2022.

TELECOM ARGENTINA S.A.

During year ended December 31, 2020, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$477 million fixing the average exchange rate in 87.54 Argentine pesos/US$, expiring between February 2020 and February 2021.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of December 31, 2022 and 2021 is as follows:

	As of December 31, 2022
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	40,171	5,018	(92,013)	(1,959)
Offsetting	(2,437)	(456)	2,437	456
Current and noncurrent assets (liabilities) – Carrying Value	37,734	4,562	(89,576)	(1,503)

	As of December 31, 2021
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	47,504	6,266	(101,464)	(914)
Offsetting	(3,430)	(670)	3,430	670
Current and noncurrent assets (liabilities) – Carrying Value	44,074	5,596	(98,034)	(244)

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

NOTE  23 – REVENUES

	Years ended December 31,
	2022	2021	2020
Mobile Services	293,112	313,872	333,270
Internet Services	161,740	176,810	188,860
Cable Television Services	130,904	160,802	175,185
Fixed and Data Services	89,023	114,792	134,066
Other services revenues	5,782	4,514	3,629
Subtotal Services revenues	680,561	770,790	835,010
Equipment revenues	48,621	58,041	51,755
Total Revenues	729,182	828,831	886,765

TELECOM ARGENTINA S.A.

NOTE 24 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $1,024,123, $834,260 and $827,096 for the years ended December 31, 2022, 2021 and 2020, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2022	2021	2020
Employee benefit expenses and severance payments	Profit (loss)
Salaries, Social security expenses and benefits	(157,263)	(162,514)	(159,914)
Severance indemnities	(21,772)	(12,697)	(7,307)
Other employee expenses	(3,629)	(3,654)	(4,713)
	(182,664)	(178,865)	(171,934)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(46,197)	(55,539)	(55,347)
Fees for services	(41,595)	(39,660)	(41,325)
Directors and Supervisory Committee’s fees	(664)	(1,089)	(392)
	(88,456)	(96,288)	(97,064)
Taxes and Fees with the Regulatory Authority
Turnover tax	(26,962)	(30,803)	(32,133)
Regulatory Entity Fees	(13,982)	(15,317)	(16,563)
Municipal taxes	(7,664)	(8,812)	(9,208)
Other taxes and fees	(7,383)	(8,849)	(9,781)
	(55,991)	(63,781)	(67,685)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(6,698)	(11,690)	(13,789)
Plus:
Purchases	(37,733)	(38,479)	(34,500)
Others	2,953	2,640	3,868
Less:
Inventory balance at the end of the year	6,938	6,698	11,690
	(34,540)	(40,831)	(32,731)
Other operating expenses
Provisions	(11,892)	(15,381)	(8,830)
Rentals and internet capacity	(4,160)	(5,359)	(5,887)
Energy, water and other services	(13,207)	(13,618)	(15,936)
Postage, freight and travel expenses	(5,132)	(5,039)	(5,883)
Other	(2,056)	(1,864)	(3,415)
	(36,447)	(41,261)	(39,951)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(198,788)	(211,121)	(193,206)
Amortization of intangible assets	(28,649)	(30,306)	(31,276)
Amortization of Rights of use assets	(21,749)	(20,122)	(17,259)
Impairment of fixed assets (*)	(246,135)	(2,501)	(1,106)
	(495,321)	(264,050)	(242,847)

(*) Includes $(243,900) corresponding to the impairment of goodwill of the CGU Telecom (See Note 3.v.1.a)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

	Operating	Administration	Commerciali-	Other	Total	Total	Total
Concept	costs	costs	zation costs	expenses	12.31.2022	12.31.2021	12.31.2020
Employee benefit expenses and severance payments	(103,185)	(38,600)	(40,879)	—	(182,664)	(178,865)	(171,934)
Interconnection costs and other telecommunication charges	(22,455)	—	—	—	(22,455)	(29,729)	(33,090)
Fees for services, maintenance, materials and supplies	(39,732)	(16,450)	(32,274)	—	(88,456)	(96,288)	(97,064)
Taxes and Fees with the Regulatory Authority	(55,107)	(366)	(518)	—	(55,991)	(63,781)	(67,685)
Commissions and advertising	(144)	—	(44,022)	—	(44,166)	(47,514)	(50,724)
Cost of equipment and handsets	(34,540)	—	—	—	(34,540)	(40,831)	(32,731)
Programming and content costs	(45,741)	—	—	—	(45,741)	(56,391)	(59,301)
Bad debt expenses	—	—	(18,342)	—	(18,342)	(15,550)	(31,769)
Other operating expenses	(18,889)	(3,989)	(13,569)	—	(36,447)	(41,261)	(39,951)
Depreciation, amortization and impairment of fixed assets	(190,192)	(36,650)	(22,344)	(246,135)	(495,321)	(264,050)	(242,847)
Total as of 12.31.2022	(509,985)	(96,055)	(171,948)	(246,135)	(1,024,123)	—	—
Total as of 12.31.2021	(571,634)	(80,646)	(179,479)	(2,501)	—	(834,260)	—
Total as of 12.31.2020	(559,859)	(72,113)	(194,018)	(1,106)	—	—	(827,096)

Operating leases

Future minimum lease payments of non-cancellable operating lease agreements of Telecom and its subsidiaries as of December 31, 2022, 2021 and 2020 in currency on the transaction date are as follows:

	Less than
	1 year	1‑5 years	Total
2020	653	133	786
2021	849	277	1,126
2022	664	288	952

Further information is provided in Note 3.k) to these consolidated financial statements.

NOTE 25 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2022	2021	2020

	Profit (loss)
Interests on financial debt (*)	(13,217)	(31,052)	(42,245)
Foreign currency exchange effect on financial debts (**)	43,001	91,150	(20,249)
Financial debt renegotiation results	(40)	(4,192)	(10,125)
Total Debt financial expenses	29,744	55,906	(72,619)
Gains (losses) on operations with notes and bonds (***)	(12,683)	2,766	2,749
Other exchange differences	376	13,532	14,516
Other interests, net and other investments results	1,935	(3,191)	(2,138)
Other taxes and bank expenses	(6,960)	(8,333)	(8,027)
Financial expenses on pension benefits	(407)	(438)	(693)
Financial discounts on assets, debts and others	(3,191)	(4,753)	(2,123)
RECPAM	53,164	33,432	16,460
Total other financial results, net	32,234	33,015	20,744
Total financial results, net	61,978	88,921	(51,875)

(*)   Includes ($147), ($736) and ($863) corresponding to net (loss) gains generated by DFI in the years ended December 31, 2022, 2021 and 2020, respectively.

TELECOM ARGENTINA S.A.

(**) Includes ($1,555), ($3,567) and ($4,478) corresponding to net (loss) gains generated by DFI in the years ended December 31, 2022, 2021 and 2020, respectively.

(***)Includes $214 and $1,958 corresponding to the result related to the decrease in financial assets at amortized cost in the year ended December 31, 2021 and 2020.

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

Foreign exchange risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes.

Telecom has great part of its commercial and finantial debt denominated in US$ and other currencies, unlike the Company’s sales revenue, which is mainly generated in Argentine pesos. Additionally, Telecom and its subsidiaries have cash and cash equivalents and investments mostly denominated in foreign currency that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to commercial and finantial debt in foreign currency.

The financial risk management policies of Telecom are directed towards diversifying the acquisition of goods and services in the functional currency and using selected DFI to mitigate long-term positions in foreign currency.

The continuous devaluation of the Argentine peso over the last few years has had and still has a negative impact on the payment of debts denominated in foreign currency. The devaluation can also have a negative impact on the Company since we depend mainly on the domestic market with revenues usually collected in Argentine pesos. Consequently, any further devaluation may have a negative effect on our financial situation and the results of our operations.

TELECOM ARGENTINA S.A.

In addition, it should be noted that over the last few years the Argentine peso continued to depreciate against the US dollar and other currencies. As a result of the increased volatility of the Argentine peso, the BCRA implemented several measures to stabilize its value, including, among others, restrictions on the access to the MULC.

Among the measures implemented by the BCRA, Communication “A” 7106 and its amendments, establish that those private sector companies with scheduled principal maturities on any external financial debt (other than intercompany debt) between October 15, 2020, and December 31, 2023, may access the MULC provided they summit to the BCRA a refinancing plan be based on the following criteria: (a) the net amount for which the foreign exchange market will be accessed under the original terms shall not exceed 40% of the maturing principal amount, and (b) the remaining principal must be refinanced with a new external indebtedness with an average maturity of at least two years.

This mandatory refinancing shall not apply to: (a) indebtedness with international organizations or their associated agencies or guaranteed by them; (b) indebtedness granted by official credit agencies or guaranteed by them; (c) indebtedness incurred as from January 1, 2020, which proceeds have been repatriated and settled in the exchange market; (d) new indebtedness, incurred as from January 1, 2020, which allowed prior refinancing plans to be achieved; (e) holdouts of refinanced indebtedness that met the requirements set forth in Communication “A” 7106; and (f) payments of principal for an amount no exceeding US$2 million per month.

As a result of the requirements established by the BCRA, the Company’s ability to purchase foreign currency may be limited, which would have an adverse effect on its financial situation and its ability to comply with obligations denominated in foreign currency, since any restrictions on the transfer of funds abroad determinated by the government could affect our ability to pay dividends or make payments (principal or interest) in relation to the Company’s financial debt denominated in US dollars, as well as to comply with any other obligation denominated in foreign currency.

In any case, in compliance with Communication “A” 7106, Telecom refinanced its debts in previous years, allowing it at present to have access to MULC.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2022 and 2021, are the following:

	2022	2021
	In equivalent millions of Argentine pesos
Assets	46,872	38,898
Liabilities	(443,099)	(455,787)
Liabilities Net	(396,227)	(416,889)

In order to reduce this net position in foreign currency Telecom has DFI as of December 31, 2022, amounting to US$85 million, therefore, the net liability not hedged amounts to US$2,151 million as of that date. For more information, see Note 22 to these consolidated financial statements.

Sensitivity analysis

As of December 31, 2022, which is a not hedged net liability position in foreign currency of US$2,151 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $76,223 of the consolidated financial position in foreign currency.

Interest rate risk

Within its structure of financial debt, Telecom and its subsidiaries have bank overdrafts denominated in Argentine pesos accruing interest at rates that are reset at maturity, notes and other financial entities’ loans denominated in Argentine pesos, U.S. dollar, RMB and Guaraníes that bear interest at fixed and variable rates.

TELECOM ARGENTINA S.A.

The Company has financial debts at variable rate, mainly BADLAR, SOFR and Libor, which amounts approximately to $158,370 as of December 31, 2022. Regarding the replacement of the LIBO rate after June 30, 2023, the Company does not estimate significant impacts on the cash flows of the loans.

The risk management policies of Telecom to reduce the effect of changes in interest rates, consists of using the diferent DFI that amounts to $32,649 as of December 31, 2022, that convert variable rates into fixed rates. For more information, see Note 22 to these consolidated financial statements.

Therefore, the net financial debt not hedged amounts to $125,721 as of December 31, 2022.

For more information, see Note 13 to these consolidated financial statements.

Sensitivity analysis

Management believes that any variation of 100 bps in the agreed interest rates would result in $1,257 gain / loss.

Price Risk

Telecom’s and its subsidiaries’ investments in financial assets at fair value through profit or loss are susceptible to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

As of December 31, 2022, the total value of investments with changes in fair value recognized in net income amounted to $8,373.

Sensitivity Analysis

Management estimates that any 10% variation in the market price would result in $837 gain / loss.

Credit risk

Credit risk represents Telecom’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors that could affect to our debtors.

Credit risk arises from cash and cash equivalents as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

	Cash and cash		Trade	Other
Date due	equivalents	Investments	receivables, net	receivables, net	Total
Total due	—	—	23,546	52	23,598
Total not due	40,052	8,373	14,188	4,510	67,123
Total as of December 31, 2022	40,052	8,373	37,734	4,562	90,721

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $23,546 as of December 31, 2022 ($24,501 as of December 31, 2021).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that Telecom evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the

TELECOM ARGENTINA S.A.

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

Telecom has an excellent credit rating and has several financing sources and several offers from first-class institutions to diversify its current funding structure, which includes accessing to capital market and obtaining competitive bank loans in what relates to terms and financial costs, in all cases, both at the domestic and international level.

The Company’s management evaluates the national and international macroeconomic context (including regulatory restrictions and foreing exchange restrictions) to take advantage of market opportunities to presser the financial health for the benefit of its investors.

Telecom manages its cash and cash equivalents and its financial assets, through its normal course of business, investing in highly liquid short-term instruments. Telecom and its subsidiaries have consolidated cash and cash equivalents amounting to $40,052 (equivalent to US$226 million) and $38,665 (equivalent to US$226 million), as of December 31, 2022 and 2021, respectively.

During years ended December 31, 2022 and 2021, Telecom continued obtaining funds from the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts in the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. For further information on bank loans agreements, bank loans payments and bank loans restructured, see Note 13 to these consolidated financial statements.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Trade	Financial	Leases	Other
Maturity Date	payables	Debt	liabilities	Liabilities	Total
Due	5,412	—	—	—	5,412
January 2023 thru December 2023	83,852	143,026	9,975	984	237,837
January 2024 thru December 2024	240	115,436	6,341	173	122,190
January 2025 thru December 2025	66	130,074	5,897	173	136,210
January 2026 and thereafter	14	164,477	9,523	173	174,187
	89,584	553,013	31,736	1,503	675,836

On the other hand, it should be noted that, Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers.

Telecom and its subsidiaries’ working capital breakdown and their variations are disclosed below:

TELECOM ARGENTINA S.A.

	2022	2021	Variation
Trade receivables	37,616	43,934	(6,318)
Other receivables	17,005	13,501	3,504
Inventories	6,448	6,068	380
Current liabilities (not considering financial debt)	(153,950)	(196,184)	42,234
Operative working capital	(92,881)	(132,681)	39,800
Over revenues	12.7%	16%

Cash and cash equivalents	40,052	38,665	1,387
Other receivables	2,532	3,730	(1,198)
Investments	8,373	21,010	(12,637)
Current financial debt	(134,361)	(126,360)	(8,001)
Net Current financial (liability) asset	(83,404)	(62,955)	(20,449)

Assets classified as held for sale	954	—	954

Negative operating working capital (current assets - current liabilities)	(175,331)	(195,636)	20,305
Liquidity rate	0.39	0.39	—

According to this, the negative working capital amounted to $175,331 as of December 31, 2022 (increasing $20,305 vs. December 31, 2021).

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

NOTE 27 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)  Controlling Company

CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

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

TELECOM ARGENTINA S.A.

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

Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the “Trust Agreement”) was regularized, under which Fintech and VLG (i) each contributed with 235,177,350 shares of Telecom in a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case will be voted by the co-trustee of Fintech in accordance with the vote of Fintech or following the instructions of Fintech.

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

Pursuant to public releases published by CVH, as part of the administrative process to authorize the PTO, the CNV expressed its disagreement with the price announced by CVH and took the position that the price per PTO Share should be US$4.8658 payable in Argentine pesos at the foreign exchange rate in effect on the business day immediately prior to the settlement of the PTO. CVH considered the CNV’s position unfounded and initiated the legal proceeding “Cablevisión Holding S.A. c/ Comisión Nacional de Valores s/ Medidas Cautelares” (File. No. 7998/18) in the Federal Civil and Commercial Court No. 3. On November 1, 2018, the Federal Civil and Commercial Court No. 3 confirmed a preliminary injunction obtained by CVH and ordered the CNV to abstain for six months from issuing any decision with respect to the authorization of the PTO promoted by CVH on June 21, 2018.

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

On the other hand, on July 19, 2019, CVH was served with notice of a resolution rendered on the same date by the Chamber I of the Federal Court of Appeals on Civil and Commercial Matters in re “Cablevisión Holding S.A. v. Argentine Securities Commission on Injunctions” (File No. 7998/18), lifting the preliminary injunction granted to CVH whereby the CNV was ordered to abstain from issuing

TELECOM ARGENTINA S.A.

any decision with respect to the authorization of the PTO. The resolution also provided that an appeal by CVH to CNV’s decision with respect to the PTO would have a suspensive effect. CVH filed a federal extraordinary proceeding against the Federal Civil and Commercial Court of Appeal’s decision, which was dismissed on December 26, 2019. However, as explained above, the PTO remained at the time subject to the preliminary injunction obtained by a shareholder of CVH – Daniel Burgueño – in the separate legal proceedings mentioned in the previous paragraphs.

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

On September 8, 2020, CVH informed Telecom that on such date CVH was served with notice of a decision rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters in re “Burgueño Daniel Fernando v. EN - CNV s/ Proceso de Conocimiento” (File. No. 33763/19), rejecting the appeal filed by the CNV of the decision rendered by the court of first instance mentioned in the prior paragraph.

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

c)  Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	As of December 31,
Trade receivables	2022	2021
Ver TV	1	1
	1	1
Other receivables
La Capital Cable	336	433
Ver TV	2	4
	338	437
CURRENT LIABILITIES
Trade payables
TSMA	1	—
	1	—

TELECOM ARGENTINA S.A.

●	Related parties

CURRENT ASSETS	As of December 31,
Trade receivables	2022	2021
Other related parties	224	353
	224	353
Other receivables
Other related parties	4	7
	4	7
CURRENT LIABILITIES
Trade payables
Other Related parties	1,986	2,359
	1,986	2,359

d)  Transactions with Companies under section 33 - Law No. 19,550 and related parties

●      Companies under section 33 - Law No. 19,550– Associates

	Transaction	Years ended December 31,
		2022	2021	2020

		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	70	90	129
Ver TV	Services revenues and other revenues	—	12	4
		70	102	133
		Operating costs
La Capital Cable	Fees for services	(178)	(175)	(156)
		(178)	(175)	(156)
		Financial results
Ver TV	Interests	—	—	97
La Capital Cable	Interests	—	—	45
		—	—	142

●	Related Parties

	Transaction	Years ended December 31,
		2022	2021	2020

		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	497	617	623
		497	617	623
		Operating costs
Other Related parties	Programming costs	(6,977)	(8,234)	(9,344)
Other Related parties	Editing and distribution of magazines	(1,235)	(1,660)	(2,209)
Other Related parties	Advisory services	(892)	(1,030)	(1,414)
Other Related parties	Advertising purchases	(725)	(1,087)	(1,455)
Other Related parties	Other purchases and commissions	(307)	(376)	(450)
		(10,136)	(12,387)	(14,872)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

e)  Key Managers

Compensation for Directors for technical-administrative functions and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key

TELECOM ARGENTINA S.A.

Managers of Telecom Argentina for the years ended December 31, 2022, 2021 and 2020 amounted to $2,775, $1,184 and $1,454, respectively (in currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2022, an amount of $1,295 remained unpaid.

Telecom Argentina has recorded a provision of $435, $418 and $86 for the fees of its Board of Directors’ members for the year ended December 31, 2022, 2021 and 2020, respectively (in currency of the transaction date). As of December 31, 2022, an amount of $28 remained unpaid.

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

NOTE 29 – ECONOMIC ENVIRONMENT

The Company operates in a complex economic environment, with a strong volatility in the main variables, both at national and international level, mainly during the last two years, due, among others, to the impact of global phenomena both at the health level, such as the Covid-19 pandemic, and the war that takes place in Eastern Europe.

In relation to Covid-19 pandemic, during this year and given the considerable decline in infection levels thanks to the large-scale vaccination campaigns that reached the whole population, and that the current cases mostly entail mild symptoms, the Ministry of Health waived the obligation to keep social distancing and the use of face masks, establishing, however, recommendations for general care at work, educational and social environments and at public transport.

On the other hand, the international conflict that started in March 2022 between Ukraine and Russia also led to a fall in financial markets, an increase in the prices of raw materials and certain commodities (for example wheat and oil, among others), causing an increase in inflation rates, fluctuations in the exchange rate of foreign currencies, and a general increase in interest rates.

The Company’s Management will continue to monitor the evolution of the aforementioned situations and the evolution of the variables that affect its business in order to determine the potential impacts on its economic and financial position. Therefore, the Company’s consolidated financial statements must be read in the light of these circumstances.

TELECOM ARGENTINA S.A.

NOTE 30 – SUBSEQUENT EVENTS TO DECEMBER 31, 2022

Issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

Series 14 Notes

Issuance date: February 10, 2023.

Amount involved: US$62.4 million payables in Argentine pesos at the applicable exchange rate (equivalent to $11,845 pesos at the issuance date).

Maturity Date: February 10, 2028.

Amortization: Principal will be paid in one installment at maturity date.

Interest rate and Payment Date: Interest is payable on a quarterly basis from its issuance date until its maturity date at an annual fixed rate of 1.00%. The last interest payment date will be on maturity date.

Carlos Moltini
Chairman of the Board of Directors