Form 20-F
period 2023-12-31
TELECOM ARGENTINA SA
filed 2024-03-21
CIK 932470

As filed with the Securities and Exchange Commission on March 21, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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

☐ Yes ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2023. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, Internet services and cable television services.

The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. The term “Cablevisión” refers to Cablevisión S.A., together with its consolidated subsidiaries. The term “Merger” refers to the merger between Telecom and Cablevisión, effective as of January 1, 2018, through which Cablevisión was merged with and into Telecom Argentina, with Telecom Argentina being the surviving entity. As of December 31, 2023, Telecom Argentina’s subsidiaries were Núcleo S.A.E. and its subsidiaries Personal Envíos S.A. and Tuves Paraguay S.A., PEM S.A.U., Cable Imagen S.R.L., Televisión Dirigida S.A., Adesol S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Telecom Argentina USA Inc., Micro Sistemas S.A.U., Personal Smarthome S.A. and its subsidiary NYS2 S.A.U., Opalker S.A. and its subsidiary Ubiquo Chile Spa, Negocios y Servicios S.A.U. and Micro Fintech Holding LLC. For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report. The Company has no significant subsidiaries.

Our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-96 of this Annual Report.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), have been approved by resolution of the Board of Directors’ meeting held on March 7, 2024 and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this Annual Report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2023 (“current currency”). See “Item 3—Key Information—Risk Factors—Inflation has accelerated and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios”, “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.d) to our Consolidated Financial Statements.

Telecom Argentina and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency, except for Televisión Dirigida S.A, Núcleo S.A.E. and its subsidiaries in Paraguay, which use Guaraníes as their functional currency, Telecom Argentina USA Inc., Opalker S.A. and its subsidiary, which use U.S. dollars as their functional currency and Adesol S.A. and its subsidiaries incorporated under the laws of Uruguay, which use Uruguayan Pesos as their functional currency. Our Consolidated Financial Statements include the results of these subsidiaries converted into Argentine Pesos.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$808.45 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 29, 2023. On March 15, 2024, the exchange rate was P$ 850.50= US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”, and “Item 5— Operating and Financial Review and Prospects— Factors Affecting Results of Operations — Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies”.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

●	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;
●	the implementation of our business strategy;
●	the changing dynamics and growth in the telecommunications, cable and cybersecurity markets in Argentina, Paraguay, Uruguay, Chile and the United States;
●	our outlook for new and enhanced technologies;
●	the effects of operating in a competitive environment;
●	industry conditions;
●	the outcome of certain legal proceedings;
●	regulatory and legal developments; and
●	other factors identified or discussed under “Item 3—Key Information—Risk Factors”.

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

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

●	our ability to successfully implement our business strategy and to achieve synergies;
●	our ability to introduce new products and services that enable business growth;
●	our ability to service our debt and fund our working capital requirements;
●	uncertainties relating to political and economic conditions in Argentina, Paraguay, United States, Uruguay and Chile, including the policies of the new government in Argentina;
●	the impact of political and economic developments on demand for securities of Argentine companies;
●	inflation and the devaluation of the Argentine Peso, the Guaraní, the Chilean Peso and the Uruguayan Peso and exchange rate risks in Argentina, Paraguay, Chile and Uruguay;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

●	restrictions on the ability to exchange Argentine Pesos, Guaraníes, Chilean Pesos or Uruguayan Pesos into foreign currencies and transfer funds abroad;
●	changes in interest rates;
●	the impact of additional currency and exchange measures or restrictions on our ability to access the international capital markets and our ability to repay our dollar-denominated indebtedness;
●	our ability to introduce new products and services that enable business growth;
●	the creditworthiness of our actual or potential customers;
●	nationalization, expropriation and/or increased government intervention in companies;
●	technological changes;
●	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact our suppliers;
●	the effects of increased competition;
●	reliance on content produced by third parties;
●	increasing cost of our supplies;
●	inability to finance on reasonable terms capital expenditures required to remain competitive;
●	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;
●	our capacity to compete and develop our business in the future;
●	the impact of increased national or international restrictions on the transfer or use of telecommunications technology;
●	the impact of political developments on demand for securities of Argentine companies; and
●	the outbreak of military hostilities, including an escalation of Russia's invasion of Ukraine and the armed conflict between Israel and Hamas, and the potential destabilizing effect of such conflicts.

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

ANSES —FGS: The Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino managed by ANSES.

Argentina: The Republic of Argentina

ARPU (Average Revenue per User): The average monthly revenue per user of our mobile and fixed telephony, Internet and cable television services, calculated by dividing total revenue (including revenue earned from cable and Internet subscription fees, mobile telephony subscription fees, cable premium services, pay-per-view fees and additional outlets but excluding mainly equipment, out collect (wholesale) roaming, cell site rental and activation fee revenue) by weighted-average number of customers of each service during the relevant measurement period.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Auction: The auction for the assignment of frequency bands for the provision of Reliable and Intelligent Telecommunication Services called by the Secretariat of Communications through Resolution 2023-1285-APN-ENACOM#JGM.

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

AWS: Self-service portal, jointly implementing the FinOps practice for better management of resources.

B2B (business-to- business): refers to the services or products provided to other businesses/companies.

B2C (business-to-consumer): refers to the services or products provided directly to customers who are the end-users.

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

DFI: Derivative financial instrument.

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses (units on which the rate structure of the regulated fixed line services are based). Digital networks are rapidly replacing the older Analog ones. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

DWDM (Dense Wavelength Division Multiplexing): Technology for multiplying and transmitting different wavelengths along a single optical fiber contemporaneously.

ENACOM (Ente Nacional de Comunicaciones) or the Regulatory Authority: Argentine Communications Body within the scope of the Jefatura de Gabinete, acting as regulatory authority as of the date of this Annual Report.

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

Fintech: Fintech Telecom LLC.

Fintech Services: Financial technology services.

Finnvera loan: That certain export credit lines for a total amount of US$96 million and US$ 30 million, dated May 2019 and May 2021, respectively, by and among (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which is guaranteed by Finnvera plc, the official export credit agency of Finland, which granted a bond in favor of the lenders subject to certain terms and conditions.

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

FX Market: Foreign exchange market.

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

IFC: International Finance Corporation.

IFRS Accounting Standards: International Financial Reporting Standards as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

IMF: International Monetary Fund.

INDEC (Instituto Nacional de Estadísticas y Censos): The Argentine National Statistics and Censuses Institute.

Industry 4.0: Neologism describing advancement of technological advancement focused on producing solutions focused on interconnectivity, automation, real-time data based on artificial intelligence, data analytics and IoT, through the adoption of 4.0 technologies.

IoT: Internet of Things.

IP (Internet Protocol): A set of communications protocols for exchanging data over the Internet.

ISP: Internet Service Providers.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Merger: Merger between Telecom Argentina and Cablevisión, effective as of January 1, 2018.

Micro Sistemas/ Pem/ Cable Imagen/ AVC Continente Audiovisual/ Inter Radios/ Personal Smarthome/ NYS2/ NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U.

Micro Fintech Holding: On October 11, 2023, Telecom Argentina established the company Micro Fintech Holding LLC in the State of Delaware, USA. Telecom Argentina is the owner of 100% of the membership interests in Micro Fintech Holding LLC.

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

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom.

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

SBA: Stand-By Arrangement between Argentina and the IMF, approved by the IMF’s Executive Board on June 20, 2018.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications, which was replaced by ENACOM.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Telecom Argentina USA/ Núcleo/ Personal Envíos/ Tuves/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ Micro Fintech Holding: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa and Micro Fintech Holding LLC, respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

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

VLG Argentina: VLG S.A.U., an Argentine corporation that was a shareholder of Telecom Argentina and controlled by CVH. (formerly known as VLG Argentina, LLC). During 2023 was merged and absorbed by CVH.

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

Risks Relating to Argentina

●	Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.
●	Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.
●	Inflation has accelerated and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom's margins and/or ratios.
●	The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.
●	Although Argentina’s economy grew during 2022 and 2021, it experienced contractions during 2023 and in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations.
●	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.
●	The Argentine banking system may be subject to instability which may affect our operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	We are subject to Argentine and international anti-corruption, anti-bribery and anti-money laundering laws and may be subject to compliance with economic and trade sanctions programs. Our failure to comply with these laws and programs could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.
●	Public health crises and measures that might be implemented by the Argentine government in response to them could have an adverse effect on our business operations.

Risks Relating to Telecom and its operations

●	We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.
●	We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.
●	Our revenues may vary depending upon the condition of the Argentine economy.
●	The regulation of prices may adversely affect Telecom Argentina’s revenues.
●	Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.
●	The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others.
●	The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and Internet businesses may suffer.
●	We may not be able to renew programming contracts on favorable terms.
●	We may not be able to renew some leases of the facilities for the installation of our fixed and mobile telephony, cable television and Internet systems.
●	Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.
●	Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.
●	Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.
●	We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.
●	The enforcement of the Law for the Promotion of Registered Labor and Prevention of Labor Fraud may have a material adverse effect on us.
●	A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow.
●	Environmental risks, climate change, and climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
●	We and/or our administrators are subject to environmental and safety regulations whose non-compliance could result in increased costs and/or penalties for our administrators.
●	Operational risks could adversely affect our reputation and our profitability.
●	Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.
●	Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.
●	We may be adversely affected by fluctuations in interest rates.
●	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Risks Relating to Telecom Argentina’s Shares and ADSs

●	The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B Shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.
●	Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.
●	Changes in Argentine tax laws may adversely affect the tax treatment of our Shares and/or the ADSs.
●	Our shareholders may be subject to liability under Argentine law for certain votes of their securities.
●	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.
●	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.
●	Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.
●Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
●	The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.
●	We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
●	As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.
●	If we do not file or maintain a registration statement and no exemption from the Securities Act of 1933 (“Securities Act”) registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.
●	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.
●	We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liability claims against us, our directors, officers and certain experts.
●	CVH, and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.
✓	Detailed Risk Factors

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. The Argentine economy has been volatile since 2011, with years of economic growth and others with recession. Several factors have impacted negatively the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures, trade and fiscal balances, government policy, the international context, the COVID-19 pandemic, and the military conflict between Russia and Ukraine and between Israel and Hamas. See “Item 3—Key Information—Risk Factors—Although Argentina’s economy grew during 2022 and 2021, it experienced contractions during 2023 and in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.

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

The value of the Peso has fluctuated significantly since 2011. In 2023, the Argentine Peso continued to depreciate against the U.S. dollar and other major foreign currencies. According to Banco de la Nación Argentina, the Peso/dollar exchange rate stood at P$808.45 per US$1.00 as of December 29, 2023, evidencing an appreciation of the U.S. Dollar against the Argentine Peso of approximately 356.3% from its value of P$177.16 per dollar at December 30, 2022 (compared to 72.5% and 22.1% in the years ended December 31, 2022 and 2021, respectively). If we analyze the behavior of the average exchange rate, during 2023 it stood at P$295.29 per dollar. This is because the exchange rate remained relatively stable until the assumption of the new administration in December 2023, when the U.S. Dollar appreciated 118% against the Argentine Peso, bringing the exchange rate to P$800 per dollar on December 13, 2023.The BCRA subsequently announced the transition to a new macroeconomic stability regime establishing a 2% monthly sliding path of the official exchange rate. Additionally, the “Relevamiento de Expectativas de Mercado” (“REM”), published by the BCRA on February 6, 2024, estimated an inflation of 227 % for the year 2024. Monthly inflation for the months of January and February 2024 was 20.6% and 13.2% respectively, while the accumulated figure for the first two months of the year reached 36.6%. In turn, Organisation for Economic Cooperation and Development (“OECD”), stated that inflation in 2024 is estimated to be 250.6%.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Higher restrictions to access the official FX Markets were imposed starting 2020, with a view to reducing the loss of international reserves generated by a greater demand of U.S. dollars by individuals and companies. These restrictions have resulted in the creation of multiple reference exchange rates, such as the “blue chip swap” rate (contado con liquidación), MEP dollar (Mercado Electrónico de Pagos), and soybean dollar (dólar soja), among others. Some of these exchange rates are only available to certain markets participants, or in the activities in which the currency is held. In addition, dealing with certain of these reference rates might directly affect the access of the Company to the Argentine Single and Free Exchange Market (“MULC” for its Spanish acronym). The requirements to access these different exchange rates, as well as the actual exchange rate of each option, vary significantly from one another. Pursuant to Communication “A” 7106 (as amended and supplemented from time to time), the BCRA established certain requirements to access the local exchange market for purposes of repayment of cross-border financial debts, in particular, for the payment of principal outstanding amounts in loans and securities having amortization payments scheduled between October 15, 2020 and December 31, 2021 for principal amounts exceeding US$2,000,000 by the non-financial private sector and financial entities. Particularly, the payment of principal amounts pertaining to loans and securities subject to the regulation should be part of a refinancing plan that must be previously filed with the BCRA, which must provide that (i) only 40% of the principal amount owed and payable shall be paid through the local foreign exchange market on or prior to March 31, 2021; and (ii) the remaining 60% must be refinanced so the average life of the debt is increased for a minimum of two years. Pursuant to Communication “A” 7621, the BCRA requirements set forth by Communication “A” 7106 are also applicable to amortization payments of principal outstanding amounts in loans and securities scheduled until December 31, 2023. As of the date of this Annual Report, this regime has not been renewed. It is not possible to guarantee that the period covered by Communication “A” 7621 will not be reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would require the Company to refinance its obligations, which in turn could have a negative impact on the Company, and in particular, in the Company’s ability to meet its debt obligations. See “—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs and “Item 10—Foreign Investment and Exchange Controls in Argentina—External financial indebtedness”.

In October 2022, the former administration issued the General Resolution No. 5271/2022 creating the Argentine System of Imports (SIRA) and the Argentine System of Imports and Foreign Payments of Services (SIRASE), an import licensing and approval system created to preserve hard currency reserves within the BCRA. All products and services were under the scope of the SIRA regime, which required Argentine importers to submit a SIRA or SIRASE request for all imports before shipping products or contracting services from abroad. The implementation of this system ultimately generated major import approval delays and barriers to foreign exchange availability for Argentine companies during 2023 and, because of the inability for companies to access the MULC, this was the only time in recent years when  many Argentine companies had to extend or renegotiate their commercial debts with foreign suppliers.

Due to this situation, we have been unable to access the MULC to cancel most of our obligations in foreign currency for imports of goods and services which are crucial for our operations, while additionally generating the accumulation of commercial debt. This additional commercial debt, in the case it is past-due, is being treated as financial debt when considering the calculation of the financial ratios of the Company, in accordance with the definitions incorporated in some of our debt contracts.

Milei’s administration has announced that it plans to implement policies aimed at modifying Argentina's macroeconomic conditions, such as reducing the fiscal deficit, reforming the National State, privatizing public companies and rationalizing the current spending of the national administration. These measures and any future measures may generate volatility in economic and financial conditions. To address the issue of increasing commercial debts, under the Milei administration, the BCRA has been offering U.S. dollar-denominated securities (BOPREAL, standing for Bond for the Reconstruction of a Free Argentina in Spanish), which can only be subscribed by importers with overdue debts for goods with customs registration and/or services actually rendered until December 12, 2023. As an alternative, BOPREALs may be used for an easier access to foreign currency, whether through the collection of interest or principal upon maturity, or through the sale of the bonds in the secondary market in exchange for dollars paid abroad. Importers of goods and services may not repay debts incurred prior to December 12, 2023 by any other means, with the exception of dollars held abroad, without jeopardizing access to the official exchange market. Pursuant to current BCRA rules, importers will not be entitled to access the MULC for 90 days if they have conducted exchange transactions involving the sale/purchase of securities (other than BOPREALs) settled in dollars abroad.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Given the options currently provided by the BCRA, we are managing the stock of commercial debt that was accumulated due to the aforementioned restrictions. We participated in the auctions of BOPREAL 1 and 2 Series during January and February 2024, As of the date these bonds were received, they are measured at fair value and included as current investments. The bonds would allow us to agree on a settlement of the existing commercial debt with our main vendors, which we are negotiating with each counterparty on a one-by-one basis.

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

Depreciation of the Argentine Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade payables and borrowings denominated in foreign currencies. As of December 31, 2023, approximately P$2,073,259 million of our liabilities net were denominated in foreign currencies. Telecom seeks to manage the risk of devaluation of the Argentine Peso, by entering from time to time into certain DFI agreements and futures contracts in order to hedge some of its exposure to foreign currency fluctuations. However, Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso. In addition, the devaluation of the Argentine Peso and foreign exchange restrictions may affect compliance with our covenants (see “Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.”).

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

In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services. Decree No. 690/20 has been subject to several legal proceedings challenging its constitutionality and, as of the date of this Annual Report, the federal judiciary has suspended its effects until August 20, 2024. For further information about Decree No. 690/20, its related regulation and the related legal proceedings, see “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy” and “Item 3—Risks Relating to Telecom and its operations— The regulation of prices may adversely affect Telecom Argentina’s revenues”.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

During the first quarter of 2022, the Argentine government reached a new agreement with the IMF in order to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under a SBA, originally planned for the years 2021, 2022 and 2023. On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the IMF under the extended fund facility arrangement. Finally, on March 17, 2022, this agreement was approved by Argentine Congress. As of December 31, 2023, the IMF staff and the Argentine authorities reached a staff-level agreement on the first to the sixth reviews, under the extended fund facility arrangement. We cannot assure the Argentine government will be successful in future negotiations with the IMF, which could affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, or the impact the result of such renegotiations will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy, as a whole and in the telecommunication sector in particular, remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy and the telecommunications industry, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

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

Presidential and federal congressional elections in Argentina were held in October 2023. Since assuming office on December 10, 2023, after winning the run-off election held on November 19, 2023, Javier Milei´s administration has announced a range of economic and policy reforms, which impact on the future economic and political environment is uncertain. No assurances can be made as to the policies that may be implemented by the new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

On December 21, 2023 Javier Milei´s administration issued Decree of Necessity and Urgency No. 70/2023, entitled “Bases para la Reconstrucción de la Economía Argentina” (Foundations for the reconstruction of the Argentine economy) establishing various initiatives for the deregulation of the economy and reduction of the size of the public administration and public expenses. The decree includes a series of legal, institutional, tax, and criminal reforms affecting various sectors of the economy. Additionally, the decree declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates numerous legislative powers to the Argentine Executive Branch for the duration of the public emergency.

The new administration submitted to Congress a significant number of reforms through the omnibus bill, entitled “Bases y Puntos de Partida para la Libertad de los Argentinos” (Foundations and Starting Points for the Freedom of the Argentine People). As of the date of this Annual Report, Argentina’s lower house returned President Javier Milei’s omnibus bill to the congressional legislative procedure commission, and next steps for the approval of this bill remain unclear.

The social, political and economic impact of the reforms and measures announced by the Argentine government to date and the impact of future reforms and measures that may be proposed remains uncertain. The ambitious deregulation scheme purported to be enforced by means of Decree No. 70/2023 could affect our business, results of operations and financial condition.

We cannot assure that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Inflation has accelerated and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.

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

In addition, during last three years, various factors in the international economic and financial context, such as the military conflict between Russia and Ukraine and between Israel and Hamas, and the turbulence in international financial markets caused by rising inflation, particularly in the United States and Europe, had a negative impact on emerging economies such as Argentina. See “Item 3—Key Information—Risk Factors—Although Argentina’s economy grew during 2022 and 2021, it experienced contractions during 2023 and in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations”. For example, inflation in Argentina raised significantly during 2023, reaching the highest monthly inflation of over 25% in December, after the new administration took office. The National CPI variation was 211.4% in 2023, 94.8% in 2022 and 50.9% in 2021. Efforts made by the Argentine government to contain and reduce inflation have not achieved the desired results and inflation remains a significant problem for the Argentine economy. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected. For additional information, see Note 1.d) to our Consolidated Financial Statements.

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

Although Argentina’s economy grew during 2022 and 2021, it experienced contractions during 2023 and in the past and may contract in the future due to international and domestic conditions which may adversely affect our operations.

The Argentine economy has experienced significant volatility in the past few years and recent decades, characterized by periods of low or negative GDP growth, high and variable levels of inflation and currency devaluation. Argentina’s economy experienced a contraction during 2023, after the recovery process observed since the huge contraction during 2020 and the country’s economy remains unstable notwithstanding the efforts by the Argentine government to address inflation and the constraints on the country’s foreign exchange reserves and related pressure on the value of the Peso. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition and cash flows.

Global financial instability, the armed conflicts between Russia and Ukraine and Israel and Hamas or global economic conditions, any future increases in the interest rate of the United States and other developed countries and any other global economic events may impact the Argentine economy and prevent Argentina to be put back on track to growth or could aggravate the current recession with consequences in trade and fiscal balances and in the unemployment rate. Although Argentina’s economy recovered during 2021 and 2022, Argentina’s economy contracted during 2023.

Argentina’s economy may be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, further worsening trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military conflict are highly unpredictable, and the conflict has led to sanctions being levied by the United States, the European Union and other countries against Russia, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the market volatility could adversely affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. The extent and duration of the military conflict, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report and may result in compliance and operational challenges for the Company. In particular, we maintain telecommunications agreements with certain international carriers that may deliver traffic between the Company’s networks, Russia and Ukraine, including potentially certain sanctioned territories within Ukraine. Although U.S. sanctions authorize the receipt or transmission of telecommunications with such sanctioned territories, to the extent that any activities involving those international carriers are outside the scope of such authorization, or sanctions relating to Russia and Ukraine are expanded, such activity may potentially result in regulatory or enforcement actions against the Company. Further, if the ongoing conflict between Israel and Hamas that reignited in October 2023 results in the imposition of sanctions, this may similarly potentially result in regulatory or enforcement actions against the Company.

In addition to the severe social and market disruption at a global scale during 2020 caused by the COVID 19 outbreak, in recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. These slowdowns intensified during 2020. While the vast majority of economies recovered during the last years, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, Europe and China. Some of these monetary measures have negatively impacted financial markets during 2022 and 2023.

During October 2023, an armed conflict between Israel and Hamas-led Palestinian militant groups has been taking place chiefly in and around the Gaza Strip, with clashes also taking place in the West Bank and Israel–Lebanon border. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Iran, Ukraine, Russia, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of economic conflict between the United States and China, which began in 2018.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions relating to an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government reached a staff-level agreement on the economic and financial policies to be supported by a 30-month extended fund facility arrangement (the “EFF Agreement”), which was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022, and enacted by Decree No. 130/22. Subsequently, the executive board of the IMF approved the EFF Agreement for an amount equivalent to US$44 billion, including an immediate disbursement of US$9.6 billion. As of December 31, 2023, the IMF Executive Board and the Argentine authorities reached a staff-level agreement on the first to the sixth reviews, under the extended fund facility arrangement. On February 1, 2024, the IMF Executive Board concluded the seventh review of the agreement under the IMF extended fund facility for Argentina. The decision of the Executive Board enables an immediate disbursement of approximately US$4.7 billion (or Special Drawing Rights “SDR” 3.5 billion) to support the significant efforts of the new authorities to restore macroeconomic stability and get the program back on track.

On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club, which is an addendum to the Paris Club 2014 Settlement Agreement. This new agreement recognizes a principal amount of US$1.971 billion, extending the repayment period to thirteen semi-annual installments, starting in December 2022 to be repaid in full in September 2028. As part of the agreement, the interest rate applicable to the first three installments was reduced from 9% to 3.9%, with subsequent gradual increases to 4.5%. The payment profile implies semi-annual payments averaging US$170 million (principal and interest included). In early April 2023, the former Minister of Economy, Sergio Massa, signed agreements with the Netherlands, Germany, Canada, Israel, Finland, Denmark and Austria, part of the negotiations between the Argentine government and the group of creditor countries of the Paris Club to finalize the payment of the obligations in 2028. As of December 31, 2023 Argentina has made an interest payment to the Paris Club for about US$190 million and other organizations such as the World Bank and the Development Bank of Latin America and the Caribbean (CAF), among others, for US$38 million as part of the scheme committed to in international agreements.

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

Without renewed access to financial markets, the Argentine government may not have the financial resources to implement reforms and drive growth. Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of P$111,339 million as of December 31, 2023. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The Argentine banking system may be subject to instability which may affect our operations.

Prior to the COVID-19 pandemic, the Argentine financial system grew significantly with a marked increase in loans and private deposits, showing a recovery of credit activity. In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2023, nominal private deposits in Pesos increased 140.7% year-over-year (fueled by the growth of nominal time deposits with a 69.1% increase). During the same period, loans in foreign currency (composed mainly of corporate loans) evidenced a decrease of 2.9%. In 2023, private deposits in U.S. dollars decreased by 3.6%.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

We are subject to risks related to public health crises, such as the COVID-19 pandemic, which had an adverse effect on our operating results mainly in 2020 and 2021. As a result, our business, financial condition and results of operations could be materially affected by a crisis, like the COVID-19 pandemic, that could significantly impact the way customers use and pay for our products and services, the way our employees provide services to our customers, and the ways that our partners and suppliers provide products and services to us. For example, in response to the COVID-19 pandemic, there were public and private sector policies and initiatives to reduce the transmission of COVID-19, including the initiatives we took to promote the health and safety of our employees and provide critical infrastructure and connectivity to our customers, all of which occurred in the context of a related global slowdown in economic activity. In addition, such a crisis could significantly increase the probability or consequences of the risks our business faces in ordinary circumstances, such as risks associated with our supplier and vendor relationships, risks of an economic slowdown, regulatory risks, and the costs and availability of financing.

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

In March 2020, in response to the COVID-19 outbreak, the Argentine government introduced emergency measures in the telecommunications sector in order to alleviate the financial burden of the pandemic on individuals and companies. Decree No. 311/20 issued by the PEN on March 24, 2020 determined that services related to fixed and mobile telephony, Internet and cable television would not be interrupted for defaults in payment by a certain group of customers defined therein. In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services. See “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its operations— The regulation of prices may adversely affect Telecom Argentina’s revenues”.

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

Additionally, SCI Resolution No. 50/10 approved certain rules governing pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), requiring cable television operators to adjust such amount semi-annually and inform the result of such adjustment to that Office. The Company challenged Resolution No. 50/10 and requested the suspension of its effects and its nullity. Over the years there have been rulings, appeals and regulations related to the Resolution No. 50/10, which are still without a final resolution. The Company’s Management, with the assistance of its legal advisors, is analyzing the potential impact related to the latest appeal and considers that it has strong arguments for its defense. However, an adverse outcome in the aforementioned cases, which we cannot exclude, would have a negative effect on our results of operations and financial condition. For additional information regarding Resolution No. 50/10, see Note 19 to our Consolidated Financial Statements.

We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television and Internet businesses.

The fixed and mobile telephony, cable television and Internet businesses in Argentina are competitive. Our competitors may consummate transactions that result in a further consolidation and convergence. Therefore, we may lose a portion of our market share which may create additional risks and adversely impact our financial condition and results of operations. See “Item 3—Key Information—Risk Factors”—We may become subject to burdensome government regulations, ordinances and laws affecting the services we offer which could adversely affect our operations”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Revenues generated by our fixed and mobile telephony, cable television and Internet operations have in the past been impacted by Argentina’s unstable macroeconomic environment and have been dependent on the general economic conditions in Argentina. In the past, a general economic downturn in Argentina has had, and would be expected to have in the future, a negative effect on our revenues and a material adverse effect on our results of operations. Historically, for example, increases in losses of cable television customers have corresponded with general economic downturns and regional and local economic recessions.

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

The Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions. The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. See “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

If ENACOM imposes further restrictions on our prices, our operating margins may be adversely affected. Our ability to comply with the conditions in our license, as well as the relevant provisions in applicable regulations and laws, may be affected by events or circumstances outside of our control, and therefore we cannot predict whether such events or circumstances result in an adverse effect on our financial condition, our operations and cash flows. The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. See “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.

Our industry is subject to significant changes in technology and the introduction of new products and services. We cannot predict the effect of technological changes on our business. New services and technological advances related to the telecommunications, cable television, Internet, digital solutions and Fintech Services industries are likely to offer additional opportunities to compete against us on the basis of cost, quality or functionality. It may not be practicable or cost-effective for us to replace or upgrade our installed technologies in response to our competitors’ actions. Responding to such change may require us to devote substantial capital to the development, procurement or implementation of new technologies, and may depend on the final cost in local currency of imported technology and our ability to obtain additional financing. No assurance can be given that we will have the funds to make the capital expenditures to improve our systems, compete with others in the market or replace equipment used in connection with our businesses.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Moreover, Internet, cable television and mobile telephony services are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive, we must invest in network, constantly upgrade our access technology and software for the internet service market, improve the commercial offers and the user experience and continue to enhance our mobile networks by expanding our network. There can be no guarantees that our attempts to innovate and diversify our business will be successful. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and Internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own or license from others. We also provide content we receive from content producers and distributors, such as ringtones, text games, video games, video, including TV programs and movies, wallpapers or screensavers, and we outsource services to service providers, including billing and customer care functions, which incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments or require us to cease certain activities or prevent us from selling certain products or services.

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

We purchase basic and premium programming from approximately 70 programming suppliers. Several programming suppliers agreed to offer volume discount pricing structures because of the growth and market share shown by our cable television operations. Participants in the cable television industry negotiate the terms of a majority of the respective programming contracts that had originally been denominated in U.S. dollars to provide for Peso-denominated pricing formulas generally linked to the number of customers and without minimum purchase requirements. As a consequence, contract terms are generally shortened and pricing provisions are adjusted in order to transfer the benefit of increases in the monthly fee for basic cable television services to the programming companies. The new contracts also provide for automatic termination upon the occurrence of major macroeconomic disruptions. We cannot assure you that we will be able to regularly negotiate renewals of our programming contracts at current cost levels, particularly since many of our suppliers have U.S. dollar-based costs. Additionally, suppliers are expected to seek price increases as a reflection of economic conditions in Argentina. There can similarly be no assurances that we will be able to obtain volume discounts in the future.

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

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and Internet services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and Internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations— (A.1) 2023 Compared to 2022”.

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

Moreover, in September 2022, the National Labor Court of Appeals (Cámara Nacional de Apelaciones del Trabajo) in Buenos Aires issued Resolution No. 2,764, which modifies the way labor credits are claimed before the National Labor Court for the Federal Capital (Justicia Nacional del Trabajo de la Capital Federal). As a result of this resolution, interest should be accrued on an annual basis for a given labor credit claim as of the date such claim is filed and until the claim is effectively cancelled (with some variants whether it is in first or second instance courts and - even - between the different courts of law). In many cases, formulas are used to limit the aforementioned interest calculation. On February 29, 2024, the Supreme Court of Argentina in re "OLIVA, FABIO OMAR vs. COMA S.A. on/ DISMISSAL" decided that the calculation of compound interest in this case resulted in unjust enrichment and emphasized that the Civil and Commercial Code of Argentina does not authorize the calculation of compound interest.

Chapter 4 of the Decree of Necessity and Urgency No. 70/2023 substantially amends certain labor laws. Mainly, it eases the conditions for hiring and registering personnel, limits the fines and interest rates that can be claimed in court, and declares telecommunications services, as well as sanitary, production, transportation, distribution, and commercialization services related to water, gas, and electricity supply, aviation services, customs and migration services, and childcare and education services, as essential services. In addition, it declared that services such as radio and television, as well as financial services, among others, shall be deemed of paramount importance. The General Confederation of Labor (CGT), along with other trade unions, requested that these provisions in Chapter 4 be declared unconstitutional, and obtained an injunction that ordered the suspension of its application. On January 30, 2024, the National Court of Appeals on Labor Matters issued a ruling declaring the unconstitutionality of these provisions. As of date of this Annual Report, the Supreme Court of Argentina has not yet issued a final ruling.

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

We may also be involved in proceedings related to other authorities that have jurisdiction over different aspects of our operations, including, but not limited to, antitrust authorities, the CNV, the public registry of commerce and tax authorities.

As of December 31, 2023, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 19 to our Consolidated Financial Statements.

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

In addition, during 2023, we have continued with a hybrid work mode for our employees. This new working methodology and the exponential growth of the digital collection channels, requires the implementation of several new measures in order to grant security in both virtual and on premises operations, which were all implemented successfully. Although Telecom has adopted all required measures to ensure the proper functioning of its operating systems, as well as to ensure our customers’ information, no assurance can be given that we will not be subject to any cyberattacks that could adversely affect our business and result of operations.

As of the date of this Annual Report, our insurance policy does not cover damages caused by cyberattacks and other similar events. For more information about Cybersecurity Risk Management, Strategy and Governance, see “Item 16K - Cybersecurity.”

Environmental risks, climate change, and climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.

Under Law No. 27,191, by December 31, 2017, 8% of the electric energy consumed must come from renewable sources, reaching 20% by December 31, 2025. It sets five stages to achieve the final goal: (i) 8% by December 31, 2017; (ii) 12% by December 31, 2019; (iii) 16% by December 31, 2021; (iv) 18% by December 31, 2023; and (v) 20% by December 31, 2025. It is within this framework that the Argentine government launched the RenovAr programs. As of December 31, 2021, 2022 and 2023, electric energy originated from renewable sources represented 13%, 13.9% and 14.3% of the total demand, respectively, according to the data released by the Argentine Government.

More stringent environmental regulations can result in the imposition of costs associated with GHG emissions, either through environmental agency requirements relating to mitigation initiatives or through other regulatory measures such as GHG emissions taxation and market creation of limitations on GHG emissions that have the potential to increase our operating costs. Revenue generation and strategic growth opportunities may also be adversely affected. Any long-term material adverse effect on the telecommunications industry due to environmental risks, climate change or climate change legislation or regulations could adversely affect the financial and operational aspects of our business, which we cannot predict with certainty as of the date of Annual Report. See “Item 4- Information on the Company-Sustainability”.

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

Telecom faces operational risks inherent from its business, including those resulting from inadequate internal processes; fraud; employee errors or misconduct; failure to comply with applicable laws and regulations; the loss, lack of security or improper use of confidential information; improper access to corporate systems; lack of sufficient skilled resources to support the evolutions of the business; failure to document transactions properly; systems failures (including our systems, the implementation of corporate systems as identified in “Item 4—Information Technology strategy”); technical failures in the Company’s ability to provide its services, errors or failures not foreseen in the foundational projects that the Company is carrying out for updating its core systems such as turnoff legacy delays and stabilizations of deployments; inadequate management of goods and materials in disuse that could become hazardous waste; serious work accidents; failure to preserve the secrecy and content of telecommunications required by law; excessive dependence on certain providers with which a large number of operations are concentrated due to the exclusivity of the technology or service they provide, economic convenience or for strategic reasons; among others. Moreover, certain assets of the Company could be damaged by acts of vandalism or theft of components or by works of third parties on public thoroughfare that damage infrastructure that do not have a second safety path to provide the service. These events could result in direct or indirect losses, adverse legal and regulatory proceedings, the lack of more respectful and plural environments, among others.

Telecom maintains insurance policies to cover its main assets, particularly its properties. If economic and financial conditions in Argentina were to deteriorate (i.e. devaluation, inflation, etc.), the insurance coverage may not be representative of the market value of the properties which could result in losses for the Company.

Telecom also manages the use of corporate security as a means of protecting and monitoring the Company’s assets and employees.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The U.S. Congress and certain regulatory agencies have raised concerns about American companies purchasing equipment and software from Chinese telecommunications companies such as Huawei, one of our strategic suppliers, including concerns relating to alleged violations of intellectual property rights and potential national security risks. In November 2022, the U.S. Federal Communications Commission adopted new rules blocking the importation or sale of certain technology products that it said pose security risks to U.S. critical infrastructure, including Huawei products. The U.S. Government is likewise urging other countries to avoid the operations of Chinese companies in their territory, citing concerns regarding potential use of the equipment for espionage. We cannot predict whether additional restrictions targeting Huawei or other Chinese technology suppliers, including restrictions that would prevent us from acquiring supplies from Huawei or other Chinese technology suppliers in the future, will be adopted or predict the impact that such restrictions may have on our operations.

Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.

Telecom has outstanding borrowings that contain a number of restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

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

For more information about compliance with covenants see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Borrowings Developments during 2023”.

We may be adversely affected by fluctuations in interest rates.

We are exposed to the fluctuations of the interest rates applicable to our indebtedness indexed to variable interest rates. See Note 26 to our Consolidated Financial Statements. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase the Company’s interest expense, which would negatively affect our financial costs and cash flows.

We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2023, our total indebtedness, including accrued interest, was P$2,128,069 million, which represents a 45.6% increase compared to our total indebtedness, including accrued interest, as of December 31, 2022. 85.6% of our debt is scheduled to mature in the next three years, including 26.5% scheduled to mature in 2024.” For more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Borrowings Developments during 2023”.

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

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures or research and development expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. See “Item 3—Key Information—Risk Factors—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay divide” and Notes 13 and 26 to our Consolidated Financial Statements.

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

In 2013, 2017 and 2018, the Argentine legislature modified the Argentine income tax law in a way that impacted the income tax treatment of income derived from the sale, exchange or other disposition of shares and other equity interest (including ADSs), bonds and other securities of Argentine companies. Some of these modifications lead to potentially varying treatment depending on factors such as whether the transaction involved an Argentine non-resident and the source of income. For more information see “Item 10 Additional Information – Taxation”.

Consequently, holders of our Class B Shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our Shares or the ADSs. There can be no assurances regarding the impact of any future modifications to Argentine income tax law on the tax treatment of our Shares and/or the ADSs.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs increased by approximately 39% in 2023, increased by approximately 7% in 2022 and decreased by 22% in 2021. These fluctuations in value have been largely attributed to Argentina’s most recent macroeconomic crisis and the impact of the COVID-19 pandemic.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

On April 30, 2020, the BCRA issued Communication “A” 7001 (as amended by Communication “A” 7030 and Communication “A” 7042 and as further amended and supplemented from time to time) setting forth certain limitations on the transfer of securities into and from Argentina. Pursuant to Communication “A” 7001 access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad (for any purpose) shall be subject to BCRA’s prior approval, if the individual or entity seeking access to the Argentine foreign exchange market has sold securities which settled in foreign currency or transferred any such securities to foreign depositaries during the immediately preceding 90 calendar days. Further, Communication “A” 7001 sets forth that the individual or entity must undertake not to perform any such sale or transfer during the succeeding 90 days after such access. In these cases, the Depositary for the ADSs may hold ADS holders’ Argentine Pesos and may cannot convert them into foreign currency.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States, and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 65% of the aggregate market capitalization of the BYMA as of December 31, 2023. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

CVH owns Class D Shares representing 28.16% of Telecom Argentina’s total capital stock. GC Dominio owns 26.44% of the total capital stock of CVH, which represents 64.24% of the voting stock and votes of CVH. Fintech Telecom LLC (Fintech or FTL) owns Class A Shares representing 20.83% of the total capital stock of Telecom Argentina, and additionally owns Class B Shares in the form of ADSs representing 9.2% of total stock of Telecom Argentina.

On April 15, 2019, FTL, CVH and VLG Argentina (currently merged and absorbed by CVH) entered into the Voting Trust Agreement (as defined below) pursuant to which FTL and VLG Argentina contributed certain shares to the Voting Trust (as defined below). Except in respect of certain veto matters, the co-trustee appointed by CVH must vote all the shares contributed to the Voting Trust on all matters presented for vote generally to Telecom Argentina stockholders, in the same manner that CVH votes its shares in Telecom Argentina or as instructed by CVH. For more information about the Voting Trust, see “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

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

We are one of the largest private-sector companies in Argentina in terms of revenues, net income, capital expenditures and number of employees. In terms of customers, we are one of the largest telecommunications, cable television and data transmission service providers in Argentina and one of the largest cable television services providers across Latin America. Additionally, we are an important Multiple Systems Operator (“MSO”, a company that owns multiple cable systems in different locations under the control and management of a single, common organization) in Argentina in terms of customers.

We offer our customers “quadruple play” services, combining mobile telephony services, cable television services, Internet services and fixed telephony services. We also provide Fintech Services, other telephone-related services such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, Internet, fixed and data services, among others), Paraguay (mobile, Internet, satellite TV services, among others), Uruguay (cable television services), the United States (fixed wholesale services) and Chile (cybersecurity services and products).

In 2023, our revenues amounted to P$2,059,101 million, our net loss amounted to P$249,687 million, our Adjusted EBITDA (see the purpose of use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA”) amounted to P$579,396 million and we had total assets of P$5,477,603 million.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Telecom Argentina’s telephone number is 54-11-4968-4000, and its principal executive offices are located in Gral. Hornos 690, (C1272ACK) Buenos Aires, Argentina. Our internet address is https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

Subsidiaries

As of December 31, 2023, Telecom Argentina’s subsidiaries were Núcleo and its subsidiaries, PEM, Cable Imagen, Televisión Dirigida, Adesol, AVC Continente Audiovisual, Inter Radios, Telecom Argentina USA Inc., Personal Smarthome and its subsidiary, Micro Sistemas, Opalker and its subsidiary, NYSSA and Micro Fintech Holding. The Company has no significant subsidiaries.

For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Significant 2023 Events

Acquisition of OPH – Joint Venture

On April 24, 2023, the Company entered into a share subscription agreement, whereby we subscribed 1,000 Class B common shares, entitled to one vote per share, of OPH, representing 50% of its capital stock, as well as an agreement of joint corporate governance of OPH and its subsidiaries, with the other shareholder.

OPH, a company incorporated in the state of Delaware, USA, holds a 100% equity interest in Open Pass S.A.U. (“Open Pass”), a company that provides computer services related to software development and maintenance, with which Micro Sistemas holds an agreement for the use and development of the digital wallet platform.

For further information, see Note 28 of our Consolidated Financial Statements.

Financial events

On October 17, 2023, the Company submitted two new tranches (5 and 6) under the IDB loan for a total of US$120 million (equivalent to P$42,012 million at transaction date), net of issuance expenses for P$866 million at transaction date. The funds were used to pay for the 5G Spectrum described below.

For further information about our borrowing, see Note 13 of our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity and Capital Resources —Borrowings Developments during 2023”.

Reliable and Intelligent Telecommunications Services (STeFI, for its Spanish acronym)

On October 3, 2023, ENACOM notified Telecom of its prequalification to participate in the 5G spectrum Auction bidding process and, on October 24, 2023, Telecom was awarded Lot 2 (3,400-3,500 MHz Band) for having submitted the highest bid, equivalent to US$350 million. On the same day, ENACOM issued the administrative act related to the allocation of frequency bands to the awardees.

For further information, see Note 2 of our Consolidated Financial Statements and “Item 4—Information on the Company—Regulatory Authorities and Framework— SPECTRUM 5G”.

THE BUSINESS

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina that is consistent with the current regulatory context of the converged ICT services industry. The Executive Committee and the CEO receive periodic economic and financial information of Telecom and its subsidiaries treating all operations as a single segment. On the basis of this information, they assess the evolution of business as a single unit of generation of results, managing resources accordingly to achieve the objectives. Under applicable accounting principles (provided by IFRS Accounting Standards 8), it was defined that the Company has a single segment of operations in Argentina.

Also, Telecom carries out activities abroad (Paraguay, Uruguay, the United States and Chile), and renders Fintech Services. These operations are not analyzed as separate segments by the Executive Committee and the CEO, who analyze the consolidated information of Telecom and its subsidiaries in Argentina and abroad, taking into account that activities of foreign companies and Fintech Services are not significant for Telecom. For a breakdown of total revenues by category of activity, please see “Item 5 – Operating and Financial Review and Prospects”. For more information, see Note 1.b) of our Consolidated Financial Statements.

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

In line with our vision of innovation and diversification, we explore new business opportunities and want to go beyond connectivity and accompany the challenges of the digital economy. We intend to become a relevant player in the Latin American financial industry by developing products that generate monetization in the digital ecosystem, leveraging 5G and positioning ourselves regionally. With new businesses such as IoT, Fintech Services, cybersecurity, entertainment, and smart home, among others, we are committed to constant innovation to offer comprehensive solutions and adapt to changing market demands.

As of December 31, 2023 we offered our customers a diverse range of services, including:

●	Mobile Telephony Services: Services offered under the brands “Personal” for individuals and “Telecom” for the corporate services, including voice communications and high-speed mobile Internet, among others; and sale of mobile communication devices (handsets, modems MiFi and wingles, smart watches), which we have the ability to finance through alliances with certain financial entities. The services are supported in the different technologies of the mobile network (4G/5G);
●	Internet Services: High-speed cable modem, Fiber to the Home and ADSL Internet services offered under the brands “Personal” for individuals and “Telecom” for the corporate services. During 2023, such services provide speeds for up from 50 MB to 1,000 MB;
●	Cable Television Services: Cable television services involve the operation of cable television networks installed in different locations in Argentina, Uruguay and Paraguay. Through Flow, the Company seeks to consolidate itself as an “entertainment meeting point”, offering the possibility of accessing a platform with live content. The services provided by Flow include TV series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. Flow also integrates OTT services allowing the customer to have direct access to other content providers such as Netflix, Paramount +, Prime Video, Disney +, Star + and YouTube. In addition, we offer other a traditional service such as “Clásico”, our basic analog cable television product;
●	Fixed and Data Services: voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport signals), IT solution outsourcing and advanced cybersecurity solutions, among others; and
●	Fintech Services: the wallet allows users to create a 100% digital account, free and in a few steps, deposit money through transfers or physical collection networks, send and receive money to other banks and/or digital wallets, recharge your cell phone or transportation cards, pay services, make payments by QR and create personalized savings goals, among other features. Additionally, Personal Pay users can apply for an international Visa prepaid card to make online and in-store purchases, subscribe to entertainment services, and withdraw money at ATMs. The card also allows access to daily benefits in supermarkets, fuel and movie tickets, among others.

➢	Mobile Telecommunications Services

Overview

Our mobile telecommunications service offerings in Argentina include voice communications, high-speed mobile Internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches).

As of December 31, 2023, we had approximately 21.0 million mobile customers in Argentina.

In Argentina, we provide mobile services on 850 MHz in the Northern Region and AMBA, 1,900 MHz, 700 MHz and AWS (paired frequencies in 1,700 MHz and 2,100MHz) in the whole country and 900 MHz and 2,600 MHz assigned by localities.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In October 2023, with a US$350 million investment, we acquired a 100 MHz block in the 3.500 MHz spectrum band that will allow us to expand the 5G networks. This is an important milestone to enable the full potential of 5G and consolidates the constant evolution of our infrastructure.

Residential and Corporate Services

We offer mobile telecommunication services to residential and corporate customers through a variety of flexible options. These options include prepaid, post-paid and “Abono Fijo” (fixed subscription) (mixed) plans.

●	Prepaid Plans. Under prepaid plans, customers pay in advance for services, using prepaid credit. Since there are no monthly bills, prepaid plans allow customers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Our mobile telecommunication customers may browse the Internet, make and receive local, national and international calls and buy multimedia content. We offer a variety of “packs” which enable customers to use the abovementioned services at lower prices. These packs may include a fixed amount of minutes to make national or international calls, SMSs, and a quota of megabytes to access the Internet, among other services.
●	Post-Paid Plans. Under post-paid plans, customers pay a monthly fee for a particular plan, plus charges for additional services not included in that plan. Most of the plans we offer include a quota of megabytes for browsing the Internet and unlimited airtime for on-network calls and SMS. Depending on the price, some plans include an amount of free seconds or unlimited airtime for off-network calls. Once the included seconds have been used, customers can continue using the mobile service at a set price per second. Customers can also buy packs of additional megabytes to continue browsing the Internet after they have used the megabytes included in their monthly plan. The charges for additional airtime, megabytes or multimedia content, are added to the following month’s bill. Under post-paid plans, we also offer M2M plans, based on the IoT concept, which refers to the digital interconnection of everyday objects with the Internet, and are specially focused on business customers. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection.
●	Fixed Subscription (Abono Fijo). Under the Fixed Subscription (Abono Fijo) plans, a customer pays a set monthly bill. As in post-paid plans, most of these plans include a quota of megabytes for browsing the Internet, unlimited airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the prepaid seconds have been used or the Internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system.

Our strategy during 2023 focused on continuing leading mobile service, promoting the consumption of high-speed services by providing upgrades and improving the experiences of certain customers, and more generally addressing the needs of small, medium and large customers and continuing to grow in business of Digital Solutions (Cloud & Infrastructure, Datacenter, Cybersecurity and IoT).

The main developments in our residential and corporate services during 2023 were the following:

●	we offered mobile services ranging from prepaid plans to postpaid plans, and between three Gigas and 25 Gigas;
●	we focused on the development of convergent offers for our customers, offering additional bonuses upon the purchase of various services, to increase customer loyalty. We extended the initiative to corporate customers, seeking to increase services convergence;
●	we continued adding benefits for mobile and convergent subscription customers; and

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

●	we continued working in international services while focusing on increasing the efficiency of international traffic management, minimizing the cost of the service to sustain the simplification and evolution of the roaming offer and achieving higher quality. We added higher national and international roaming data quotas for America and Europe to our mobile plans and made International Agreements for 5G, with the objective of covering 52% of Data Usage Roamers. The number of clients that used roaming reached 3 million.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to provide the wholesale services summarized below.

●	International Business. During 2022 and 2023, there was a notable recovery in international travel, reflecting strong pent-up demand, as well as the relaxation or lifting of travel restrictions.

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

Network and Equipment

In terms of infrastructure, during 2023 we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. This allowed us to stand out from our competitors, significantly improving the NPS of our customers.

The deployment of 4G/LTE has achieved a coverage of 97% of the urban population across 2,032 localities as of December 31, 2023. Furthermore, we have reached a 98% coverage of the population in major cities of Argentina, as of the mentioned date. Customers accessing our 4G network experience enhanced service quality, enjoying speeds of up to 35 Mbps and, approximately 66% of calls are now made using VoLTE, a technology that enables voice calls over the 4G network, resulting in significant improvements in audio and video quality.

In addition, we have continued the deployment of mobile site connectivity to enhance quality and capacity, replacing radio links with high-capacity fiber optic connections.

Furthermore, the initiative to connect remote and low-density areas through satellite backhaul remains ongoing.

Regarding 5G, we continued the deployment of Dynamic Spectrum Sharing (“DSS”) technology, which is now present at 311 sites in various cities such as Buenos Aires, Rosario and Mar del Plata. In addition, we are actively driving the industry's evolution to provide customers with the latest in mobile connectivity technology. By the end of 2023, and through the Argentine government-launched tender, we have acquired spectrum that will accelerate the growth of our 5G service. Currently, we have reached 68 sites, with an anticipated addition of 200 more in 2024.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that ENACOM sets prices for wholesale local interconnection services. There are currently three mobile operators offering nationwide service. Telecom, Telefónica Móviles Argentina and América Móvil. With the exception of the price regulation provided by Decree No. 690/2020, which is currently suspended in accordance with a precautionary measure applied for by the Company, the LAD establishes free prices for all services, except for interconnection services when they are established by ENACOM. For more information, see “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

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

During 2023, we continued promoting Broadband offers, providing greater speed to customers that have technical availability to use it.

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

During 2023, we continued deploying our FTTH network both in greenfield areas (an area where we have not deployed any of our technology networks: Copper, HFC or FTTH) and in the reconversion of brownfield areas (an area where we have network deployment), granting more customers access to ultra-high internet velocity with speeds of 1000MB and also upgrading the customer base average speed by migrating customers to our HFC and FTTH network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2023, the number of customers with access FTTH technology grew 87% compared to December 31, 2022.

Residential and Corporate Services

As of December 31, 2023, we had approximately 4.1 million Internet customers in Argentina.

During 2023, we continued with the reconversion of Telecom’s fixed Internet network, expanding in 2023 by 14K FTTH blocks in new locations and/or XDSL / HFC 1W and 1K FTTH blocks in HFC 2W (Overlay) areas. In particular, we stress the commercial deployment in areas with no Telecom presence in different cities of Mendoza and San Juan.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Customers with a service of 100 MB or more represent 85% and 79% of the total customer base as of December 31, 2023 and 2022, respectively. Within this range, customers have contracted service plans of 100 MB, 300 MB, 600 MB and 1,000 MB which, as of December 31, 2023 amount to 1.6 million, 1.6 million, 0.2 million and 0.1 million, respectively, positioning our “Personal” brand as the technological benchmark brand of the industry.

Additionally, we offer international IP access through well-known global Backbone providers.

We launched Personal Wifi Zone in May 2022, a connectivity experience available to our customers with Personal internet at home, which is the largest WiFi network in Argentina. Personal WiFi Zone grew by 200% during 2023 and currently has a coverage of more than 1.9 million locations distributed throughout the country. The service is used by 50 thousand customers on a monthly basis.

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

Competition

We face nationwide competition in the Internet service market in Argentina from Telefónica, AMX Argentina (commercially known as Claro), Gigared and Telecentro (providing a triple-play offer), among others. During 2023, Telefónica and AMX continued their investments for the construction of their fixed FTTH networks, increasing their penetration and ability to serve households in different areas of the country. This has driven us to be more competitive and presented a challenge for us as new players, with international support, we have aggressively entered the market. Our data services business faces competition from Telefónica, AMX Argentina and from several providers of niche data services such as Cirion Technologies, IPlan and others.

➢	Cable Television Services

Overview

During 2023 we focused on working hard on improving the performance and stability of the different TV and streaming products, that is, improving the customer experience with our products and thus being able to improve the NPS.

During 2023 we delivered a HFC two-way network with a bandwidth capacity of more than one GHz to approximately 96% of the homes passed through our cable network (99.9% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2023, we had approximately 3.1 million cable television customers in Argentina, which represented a 37% of the Argentine market share for cable television services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our Cable Television Networks and Operating Regions

As of December 31, 2023, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén, Río Negro, Mendoza and San Juan. As of December 31, 2023, Telecom’s fiber optic network covered approximately 87,200 kilometers, of which approximately 29,000 kilometers correspond to the interurban network.

Retail and Corporate Programming and Other Cable Television Services

In 2023, we continued investing significant resources to expand the variety of programming options in order to appeal to potential new customers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, Flow, and video-on-demand services (VOD).

We purchase basic and premium programming from more than 70 signal providers. Programming arrangements are primarily denominated in Argentine Pesos. Fees paid to signal providers under these arrangements are linked to the growth of our cable television subscriber base and the fees charged.

Premium Services (Premium Packages)

Our customers are given the option to acquire Premium Packages not included in the basic package by paying an additional fee. These packages and services include channels in addition to those included in the basic package, provide exclusive content, and divide such content by movie genres, adult programs and sports, or a combination of these categories.

Flow and OTT Services

In order to enhance our customers’ experience while accessing our content offer, we offer a digital platform branded “Flow” that integrates television channels with On demand content. Through Flow, which uses the fastest fiber optic network in the country, our customers are able to watch television at any time and place and from any device (such as tablets, smartphones and smart TVs, among others). Flow allows us to distribute contents through an IP structure coupled with digital television quadrature amplitude modulation, which includes adequate security measures. Flow enabled our customers to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to “video on demand”, contents and “cloud DVR” (which allows customers to save content in the provider’s database instead of the customers digital recorder).

Given the challenging economic context, we worked to offer a more accessible and competitive product alternative and launched Flow Flex in 2022, a 100% digital contracting plan by number of days, which adapts to today’s flexible consumption habits. There are packs of 3, 7, 15 and 30 days or a monthly subscription (Flow Flex subscription). With Flow Flex, customers can watch live TV and subscribe to Premium Packages or streaming apps. In addition, they can enjoy Flow functionalities such as pause, rewind, rewatch, record, rent movies online, and watch on two screens simultaneously. It is a digital version of Flow, which does not require decoders or technical installation and is available to all subscription TV customers. In this way, we managed to maintain Flow's market share.

Flow also offers of our customers a single platform through which they can access different OTT services. Additionally, Flow continues evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Star+, Netflix, Prime Video and HBO Max.

Another key aspect was to continue promoting the streaming platform for live music shows and festivals and enrich the content catalog with films of high global relevance that we were able to make available to all customers almost simultaneously with their film release.

Additionally, as part of the ongoing update of devices, Flow commercially presented a self-installable set-top box with distinctive surround sound properties, and compatible with Google Assistant, integrated Chromecast, 4K resolution, HDR and Dolby Vision, among others.

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

➢Fixed and Data Services

Overview

We offer voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport signals), IT solution outsourcing and advanced cybersecurity solutions, among others.

Fixed and Data Services are comprised of the following:

Residential and Corporate Telephony and Smarthome Services

●	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services and public telephone services. As of December 31, 2023, we had approximately 2.9 million fixed telephony lines in service, including Fibertel IP lines.
●	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2023 we continued to strengthen our TOIP (fixed telephony service over IP) services and position through the evolution of the portfolio of security services solutions, together with a communication and dissemination campaign throughout the year, aiming to bring our wide range of services closer to corporate customers.

Additionally, in December 2022 we launched Smarthome, a solution designed to keep customers connected to their home at all times. The main objective is to offer peace of mind and comfort.

Our initial device is an advanced camera that allows customers to monitor their home in real time. Additionally, the camera is equipped with a proactive alert system that notifies users about specific pre-configured events. Some features that can be used from the application:

●	Look at every corner through a 360º movement.
●	Receive notifications in real time.
●	Store clips in the cloud to view them whenever you want.
●	Communicate via two-way audio.
●	Use night vision so you don't miss anything.

As an added value, we offer a cloud storage service of up to 14 days, available for an additional cost.

For the year ended December 31, 2023, we have sold more than 19,000 cameras, with 10,100 unique users.

Wholesale Services

During 2023, we remained one of the leading providers of wholesale telecommunications solutions for the different providers and operators in the market, including cable operators, ISPs cooperatives and other service providers. Wholesale services include:

Infrastructure services. Infrastructure services primarily refer to:

Interconnection services, which include dedicated links, layer 2 (Lan To Lan) and layer 3 (Internet Protocol Virtual Private Network).

Datacenter services, which include housing services, connections and cross-connections.

Internet services. Internet services mainly include the IP transit service. During 2023, Telecom focused most of its business on IP transit service, demanded by ISP providers to provide Internet connectivity to their customers through different market segments. This led to a significant increase in local and international bandwidth consumption.

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

Services provided in the United States. During 2023, we continued developing commercial actions aimed at increasing the profitability of wholesale products, among which are the services for OTTs. Our presence in the United States, through our subsidiary Telecom USA, has enabled us to develop links with major North American cloud content and service providers.

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

In terms of Cybersecurity, our proposal is based on innovative and comprehensive solutions with what we view as state-of-the-art and world class technology. We aim to provide protection of information and IT and OT (Operational Technology) infrastructure against internal and external threats, high caliber solutions designed to ensure the security, integrity and availability of IT systems to protect confidential corporate information and personal information of employees and customers in organizations (Cybersecurity Services), comprehensive solutions to achieve a secure digital transformation (Governance, Risk and Compliance) and advanced Consulting Services through qualified teams of experts who provide review and analysis of cybersecurity in organizations, network infrastructure designs, network perimeter protection, antimalware strategies, health check, hardening and best practices, thereby helping us comply with various industry standards (ISO/IEC27001/27002, PCI, among others). Furthermore, our differentiation lies in the offer of solutions designed and developed by our Software Factory, thus offering a comprehensive and personalized approach for each customer, ranging from the review and analysis of cybersecurity in their organization to the creation of solid network infrastructures.

During 2023, we have worked to position the “Ubiquo” brand regionally. In this line, the 2024 action planning responds to both brand continuity and regional positioning. Regarding the scope of the regional companies, it includes:

●	Ubiquo in Chile in which Telecom made a share purchase in May 2023;
●	Opalker with domicile in Uruguay, which has belonged to Telecom since its inception. All sales of the Ubiquo brand in the region are realized through this company.

Ubiquo brand´s vision is to strengthen the Cybersecurity business in the region, provide solutions that best adapt to customer needs, be the best option for cybersecurity talents, be the most important technological partner in Latam in business cybersecurity solutions, and promote the development of our own solutions through our Software Factory.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In relation to IoT solutions, we provide the necessary technology for customers to connect to their data, applying intelligence for better and faster decision-making, helping them develop and improve the efficiency of their business. During 2022, we focused on Platforms for Industry and Utilities, IoT Connectivity (LPWAN and Managed) and Tracking (people, assets and vehicles), growing our offer. During 2023, the project was addressed to bring urban connectivity to rural areas through an innovative business model where a group of agricultural actors can create a value cluster so that together they can contribute to the creation of the LTE network and in return, Telecom returns the value invested, in valuable solutions (Cloud, Cybersecurity, IoT, Connectivity, etc.). This project not only brought the possibility of incorporating technology into agriculture, but it was also possible to connect schools, doctors, firefighters, police, people, etc.

In 2023 we continue to consolidate our offer of Hybrid Architectures, being one of the most complete in the country (public cloud, private cloud, infrastructure, colocation and applications). In this sense, we continue to strengthen strategic alliances with IBM, AWS, Google, Microsoft, Huawei and Oracle.

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

Regarding data services, our main competitors are Cirion Technologies and Edgeconnex.

In the cybersecurity vertical, Telecom's competitors are companies that have a multiproduct/multiservice offering in the cybersecurity niche, such as RAN, NeoSecure, NovaRed, Nextvision Point IT, Murc IT, and Base 4, among others. Telecom's differentiation lies in the offering of Digital Solutions. Telecom has a robust offering and a team of certified risk management specialists with international recognition. Telecom is a customer of its own solutions, demonstrating its commitment to the excellence of the services it prides itself on offering to the market and the expertise of the professional team and continuous certifications.

In terms of consulting services and risk management, Telecom competes with the Big Four consulting firms.

We are actively seeking continuous improvement to increase our market share in Argentina and establish ourselves as cybersecurity leaders.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Finally, and regarding wholesale services, the main competitors in Argentina for connectivity services are Cirion Technologies (formerly “Centurylink”, “Level 3 Communication” and “Global Crossing”), Telefónica, ARSAT (a Government owned company) and Silica (Datco Group). This competition causes permanent pricing pressure and forces Telecom to deploy commercial strategies to mitigate the impact of those initiatives on its market share. On the other hand, and in relation with local interconnection traffic, ENACOM sets prices for this service.

➢Subsidiary- Micro Sistemas

Overview

Personal Pay is our digital wallet, through which people can pay, send, save and manage their money the way they want. The massive launch of the application and its functionalities took place in June 2022. The following functionalities are enabled through Personal Pay:

●	create a 100% digital account, free and in a few steps,
●	deposit money through transfers or physical collection networks,
●	send and receive money to/from other banks and/or digital wallets,
●	recharge mobile phone lines
●	recharge transport cards,
●	pay for services,
●	ask for a VISA Personal Pay prepaid card,
●	ATM withdrawal,
●	payments with QR,
●	remuneration of Balances,
●	sale of recharges (B2B),
●	QR Acceptor,
●	Personal Insurance,
●	create personalized savings goals,
●	ExtraPay, and
●	benefits and discounts in shops.

By 2023, we reached the goal of five out of ten users of the digital wallet being familiar with Personal Pay, accelerating adoption through significant improvements to the value proposition. In this process, we have positioned ourselves prominently in the prepaid card and account balance market, generating habits and frequency of use among users, and we have more than 2.0 million users.

Main products and services

Personal Pay is fully managed from the application and allows the user to clearly and easily visualize all deposits, withdrawals and transfers made. All users can access the VISA Personal Pay international prepaid card. Personal’s digital wallet offers a customizable card in physical format. In this case, users of the service are able to choose the name to be printed, as well as predefined logos that identify them.

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

The objective is to continue promoting financial inclusion through the fintech industry in Argentina, which is why in 2024 we expect that new solutions will be incorporated to reach segments of the population that currently do not have access.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our strategy during 2023 focused our efforts on increasing the number of transactions, frequency of use and volume, which are key elements to drive the path towards monetization. This approach translates into a notable increase in customers, with the aim of maximizing the connection between the user and the Company. We offer our users a transactional vehicle, mainly intended for payments and recharges related to the Company's products, as well as for payments in general. In addition, we offer the option of remunerating the account balances of those clients who decide to invest them.

All our commercial campaigns in Personal Pay are, and will continue to be, focused on maximizing the Telecom Ecosystem as a starting point. This strategic approach seeks to strengthen the integration and synergy between the different products and services offered within the company's digital ecosystem.

In the context of our project for the year 2024, some strategic initiatives have been outlined with the purpose of promoting the growth and strengthening of our organization. These initiatives cover different key areas, each with the objective of enhancing specific aspects of our business.

As of December 31, 2023 Personal Pay has more than 2.0 million users. These customers completed the onboarding process, have been assigned a digital wallet (CVU) and are able to operate the service.

Network and technology

Personal Pay strives to carefully balance its resources, both human and technological, seeking operational and financial efficiency. Each addition to the team is planned with the goal of proportionally increasing delivery capabilities.

Personal Pay’s software architecture and hardware requirements are designed to be highly scalable, adapting to the expected growth of the company. This strategic planning ensures a technological infrastructure that will effectively support future expansion and operations.

Furthermore, strategic investments and acquisitions are intended to align with the company's long-term vision. In our constant pursuit of strengthening internal capabilities and enhancing the value proposition, we engage in strategic partnerships and make selective acquisitions.

While a significant portion of the software is developed internally, Personal Pay acknowledges the value of technological partners. This collaboration allows leveraging the expertise of partners, strengthening the robustness, efficiency, and security of solutions. Strategic outsourcing enables Personal Pay to optimize operational efficiency and flexibility.

Ongoing engagement with suppliers and active participation in technological events are essential for Personal Pay to stay updated on the latest trends in fintech. This strategy ensures that the company is equipped with the knowledge and resources necessary to address the constantly evolving challenges of the financial market.

In summary, in its short time of existence, Personal Pay has demonstrated a strong commitment to sustainable growth and continuous innovation. The comprehensive strategy addresses not only staff augmentation but also resource optimization, excellence in internal development, strategic collaboration, and adaptability to emerging technological trends. This presentation reflects Personal Pay's transparency and commitment to efficiency and excellence in all areas of its fintech business.

Competition

The fintech ecosystem in Argentina has been expanding in recent years and is one of the industries with the greatest evolution and innovation, with positive changes in consumer payment behavior.

According to data from Chamber of Electronic Clearing (COELSA, for its acronym in Spanish), there are more than 156 million payment accounts in the country, of which 34 million belong to digital wallets (CVU). That is, more than one in ten accounts for making digital payments are made through a digital wallet.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In Argentina there are more than 134 digital wallets, but the consolidated players with comprehensive solutions and use case portfolios are Mercado Pago and Ualá. However, Personal Pay is positioned second in the market, reaching 7.3% of the market share in invested funds.

➢Subsidiaries in Paraguay and Uruguay

Paraguay

We provide mobile telecommunications services nationwide in Paraguay through our subsidiary Núcleo, under the “Personal” brand. Núcleo obtained licenses to provide commercial mobile services, Internet access, Flow service and videoconferencing and data transmission services in Paraguay.

As of December 31, 2023 Núcleo had approximately 2.3 million mobile customers, 0.2 million internet customers and 0.1 million cable television customers.

In terms of Internet access services, during 2023, Núcleo established fixed market prices, with high speeds always leveraged on the fastest fiber optic network in the country.

Regarding postpaid mobile services, during 2023 Núcleo maintained its customer acquisition strategy through aggressive offers with discounts on plans. Likewise, different campaigns continued to be carried out to build loyalty and retain postpaid customers. Regarding prepaid mobile services, Núcleo continued to offer packs that included advantages in the use of data, as well as unlimited calls to all operators.

Núcleo is the controlling company of Tuves, whose main activity is the distribution of audio and satellite signals to customers’ homes. In October 2023, the merger process between both companies began, where Núcleo is the absorbing company and Tuves is the absorbed company, and as of the date of this Annual Report, the merger process is pending of authorization by the public register. Núcleo is also the controlling company for Personal Envíos. The main activity of Personal Envíos is the provision of mobile financial services.

Network and Equipment

In 2023, Núcleo continued with the deployment of its fixed network, which allowed us to improve the country’s connectivity and economic convenience for our customers and consolidate ourselves as the Company with the greatest fiber optic coverage in the country.

Competition

There are currently four participants in the mobile telecommunications services market in Paraguay. Operators provide services using 2G, 3G and 4G technology. The Paraguayan market is highly competitive. As of December 31, 2023, Núcleo’s main competitor was Tigo (a subsidiary of Millicom International Cellular). Tigo has a significant market share in terms of revenue.

In relation to Flow services, there are two other operators that offer similar services in the Paraguayan market, Tigo and Claro, with Tigo being the main competitor with its “OneTV” service.

Uruguay

Telecom provides management and administration services to companies that render pay TV services in Uruguay under the brand Flow through Telemás S.A., one of the Adesol’s subsidiaries.

Flow is consolidated as the meeting point for entertainment, and customers discover on this platform a wide variety of content, from the place they choose and through the device they prefer, in a flexible and simple way. The increasingly diversified access offered through Flow TV, Flow Box and Flow App allows the arrival of entertainment to all Uruguayan homes, providing not only pay TV services but also streaming services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2023, Adesol had approximately 0.1 million customers in Uruguay, providing them with pay TV services under different technological platforms, DTH, cable, MMDS (Multichannel Multipoint Distribution System) and IPTV services, which offers our customers the possibility of watching television programs and On Demand content, not only in the traditional way but also from any device, through a modern platform.

Network and Equipment

During 2023 Adesol offered services through DTH (Direct To Home) Platform in Montevideo and the metropolitan area comprising Ciudad del Plata and different locations in the department of Canelones and in rural areas of northern of Uruguay. Adesol also offered services through cable TV in the capital cities of Artigas, Salto, Paysandú, Rivera, Tacuarembó and also in Paso de los Toros.

Competition

The television market in Uruguay has approximately 0.5 million customers, where Flow holds a 22% share, after DirecTV, that holds a 31%. Then, the rest is divided among different local distributors. Only DirecTV can sell its pay TV services across the whole country, while Flow and the rest of the pay television operators have only territorial licenses. In Montevideo, Flow leads the market with a 22% share, followed by DirecTV with a 20% share.

The market continues showing a downward trend, marked by the increase of online entertainment alternatives, mainly Netflix, YouTube, and also because of piracy and free services. The exclusive distribution for the local football streaming rights is still held by Star+. Antel (a public company) kept increasing its global convergence strategy with aggressive promotions bundling with internet and mobile services, continuing with the Disney and local channels agreements, as well as sports rights. During 2023, we continue offering Disney+, Paramount+ and Star+ integrated to the Flow platform, seeking to turn Flow into a comprehensive platform attractive for our customers due to its content offering and its differential functionalities.

During the last quarter of 2023, the company obtained internet licenses for the territories of Salto, Paysandú and Rivera, which will give the company the possibility to enter the internet market and offer bundles of internet plus entertainment services.

INFORMATION TECHNOLOGY STRATEGY

In 2023, we focused on evolving the Multi-country platforms to a single regional platform that serves the different markets, which we believe will allow us to achieve scalability, regionalization and operational efficiencies. We have leveraged emerging technology based on generative artificial intelligence as an enabler of our ecosystem, increasing productivity, and personalization of services, which we believe will allow us to dynamically adapt to the needs of each customer and the demands of the market.

Among the highlights of 2023, we can mention:

Business Support Systems Transformation (the “#FAN Program”):

The #FAN Program is a comprehensive renewal program of the platforms managing the customer relationships (CRM), including the provision, charge, billing and collection of our services. During 2023, we have completed the migration of 19.2 million mobile lines and approximately 3.5 million Nplay customers (i.e., customers with more than one service rendered) according to the type of products contracted and the location to the #FAN Program. With these milestones completed, the migration was concluded during the current year and all operations that serve our B2C customers are within the #FAN Program.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Business Support Systems B2B (the “#WIN Program”):

In 2023, the #WIN Program was launched to improve the customer experience by unifying and simplifying the End-to-End processes, products and platforms of the B2B business. #WIN B2B is a transformation program for customer relationship management (CRM) platforms, starting with the quote, sale, provision, billing, collections and post-sale of our services supported by World Class solutions. This flagship initiative collects the experiences acquired from the #FAN program for the B2C services. As of December 31, 2023, we managed to complete the Discovery stage and began the development to have a convergent quoting solution deployed in 2024. The plan estimates completing the deployment of the integrated solution and moving forward with shutdowns in 2025.

SWITCH - Digital experiences:

The SWITCH program helps us to maintain a common strategy in our Digital Channels and aims to be the Channel of choice for users to solve their needs in a simple and agile way, generating full funnel loyalty.

One of our priorities is to understand the needs of each user, personalize them and help them find what they are looking for (web ecosystem and e-commerce). In addition to managing their services and helping them to discover the proposals we have for their development and post-sales loyalty (self-management app, bot and assistance in social networks), we also provide a convergent and omnichannel experience.

During 2023, we have worked on the constant evolution of the store, optimizing the infrastructure, providing more and greater functionalities, to leverage conversion and sustain a high NPS. Improvements in personalization were also incorporated, as well as modifications and automations to improve response times, incorporate and promote payment methods from our own ecosystem and the digitalization of our users to leverage more and better efficiencies.

Data Phoenix project:

The Data Phoenix project is in its third year and we continue to maintain the objective of transforming ourselves into a Data Driven company by adopting world class methodologies and platforms to drive leadership. It involves having a unique ecosystem of data, analytics and change management products.

During 2023 we have built more than 60 models and ingested more than 80 sources in the Cloud, both as a product of the migration of legacy On Premise and the evolution of our Enterprise Data Warehouse. In this way we achieved operational efficiencies in licensing and application shutdowns. We have developed analytical products that are being used by the different business units (Flow, Fintech Services and Core Business).

We have adopted artificial intelligence tools intended to increase the value proposition and achieve operational efficiencies. In the short term we expect to be able to improve productivity in back-office and software development processes. In the medium term we aim to improve customer experience and achieve data monetization. In the long term we intend to implement network optimization projects.

Enabling Platform:

Automation Platform:

In alignment with our strategic business objectives and the major market shifts, our primary emphasis lies in the comprehensive automation of end-to-end processes and the vision of transitioning from a system per service to a common system for multiple services. This initiative is designed to enhance operational efficiency, particularly in the realm of everyday internal tasks associated with network and infrastructure operations.

Throughout the year 2023 we started integrating two key components: CloudValley, our collaborative self-service portal facilitating infrastructure management, and TAMBO, our Network Management Automation Platform. This strategic integration aims to synergize the capabilities of both tools, with a dedicated focus on delivering a seamless and efficient experience. The goal is to streamline and automate various processes within our company, fostering a more agile and responsive operational environment.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Integration Platform:

Under our strategy of simplified and open digital architecture, we advanced in the implementation of our APIfication model, initiating the availability of services embedded in APIs (Application Programming Interfaces) that allow their reuse, accelerating our developments and delivering value to our customers. As of December 2023, we had 74 APIs being used by our CRM, Self-management and e-commerce APP, which has allowed us to accelerate the time to market of various solutions. A reuse rate of 63% was achieved. We have 79 developers for both our On Premise and cloud solutions.

Open Gateway:

During 2023, the GSMA (a global organization whose mission is to unify the mobile ecosystem to discover, develop and deliver innovation that helps business and society thrive) launched the global mobile industry initiative, which proposes that mobile operators around the world can expose their network services through standardized APIs so that developers can build new applications or scalable and simple solutions. They can integrate these APIs into existing business flows.

In 2023 we built our first API; SIM SWAP. The objective is to help banks in case of suspicious transactions, the bank can check if the customer made a SIM change in the short term.

MARKETING AND CUSTOMER CARE

Sales and Marketing

Telecom’s marketing strategy focuses on convergent sales, offering innovative products and services to its customers to complete its ecosystem of services intended to generate greater convenience and satisfaction. In line with current demands, we believe that it is essential to better understand data-driven customer needs. We believe that Artificial Intelligence will allow us to achieve personalization that reaches different customers, meeting the particular needs, preferences and requirements of each home.

Flow is in a new stage, where the product has evolved to become flexible, convenient and accessible. Both with the possibility of hiring it per day, and with the possibility of using it digitally and without installation, through any device.

As part of Telecom's strategy, we are moving forward in providing digital solutions leveraged in B2C connectivity, such as our Fintech Services, Personal Pay, and smart home services.

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

Customer Support

Telecom´s service model focuses on accompanying the customer throughout their life cycle, so that complaints and technical incidents can be resolved from the telephone channel that provides support and assistance, which includes special advice for high-value and onboarding customers. Additionally, there is a digital channel that offers all the necessary information to self-manage the customer's products.

The Company focuses on using and promoting the use by customers of all digital communication channels throughout “Mi Personal Flow App”, as the center of digitalization of customer service, plus the incorporation of artificial intelligence to better solve service queries.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We also provide the option for account self-management through special online portals, therefore simplifying the procedure and providing our customers with alternatives. Access to these online portals includes processes for validating customer identities and analyzing behavioral patterns to anticipate their needs.

Telecom’s customer service operations related to fixed and mobile telephony services, Internet services and cable television services, are provided through contact centers, which includes specialized call centers and customer service representatives consisting of in-house and third-party personnel, available 24 hours a day, 365 days a year.

Likewise, customers can contact by email and chat a virtual assistant through our website, as well as through social networks such as Twitter and Facebook.

At Telecom we ensure that the customer has a better experience in every contact they have through all commercial channels. The NPS of the different products, services and journeys with an impact on the customer's life is measured.

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

Sustainability management is based on three topics: Environmental, Social and Corporate Governance (ESG). These topics translate into five lines of action:

●	Environmental Management: We protect the workplace and the environment.
●	Digital Business: We innovate in technology solutions, focusing on digital experience, security, and privacy.
●	Social Commitment: We promote digital inclusion and the development of digital skills in the community through technology.
●	Our People: We promote diversity and a culture of innovation and digital transformation in our work teams.
●	Ethics and Transparency: We ensure compliance with ethical and transparency standards.

In 2022 we developed and published our Sustainability Policy, to define a framework for the Company´s sustainable management, aligning the principles under which the activities are expected to be carried out. They include the aspects that make up our commitment to sustainability and relationships with all stakeholders. The document can be consulted at: https://institucional.telecom.com.ar/assets/files/sustainability/policies/Politica-Sustentabilidad-en.pdf. The contents of our website and our Sustainability Policy are not part of this Annual Report.

Our 2023 Sustainability Plan promoted good practices for all our stakeholders - community, employees, suppliers, environment, customers, and investors - seeking to enhance the contribution of Telecom’s social and environmental performance.

In relation to Social Commitment, Telecom has developed a social investment plan aimed at the community that is focused on the promotion of the use of technology as a tool for the community’s progress and growth. The plan currently includes three initiatives:

●	Digit@lers: free programming courses for young people interested in developing their future in the technology industry;

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

●	Chicas digit@lers (Digit@lers Girls): free courses for young women aged 13-17 to introduce them to the world of technology and thus reduce the gender gap in the tech industry; and
●	Nuestro Lugar (Our Place): a program that promotes the responsible, safe and creative use of technology among children and teenagers, through cyber-citizenship and educational workshops at schools. It also includes teacher training for the use of technologies in the classroom.

Regarding the Environmental Management, our environmental policy and strategy seeks to build a business model that minimizes the environmental footprint of the services we provide. This commitment entails the responsible use of natural resources and materials, favoring a circular economy and the management of products and materials at the end of their life cycle.

We work on different lines of action, such as the identification of energy efficiency opportunities, a responsible waste management, the minimization of environmental risks, the development of an internal environmental culture based on awareness, and the inclusion of sustainability principles in our products and services, and in our value chain.

In 2023 we launched our first “Climate Report”, a document in which we define our climate strategy to achieve objectives aligned with the international decarbonization commitments assumed by our country towards the year 2050. Also, since 2022, we report our carbon footprint to the Carbon Disclosure Project (CDP). CDP seeks to collect information on greenhouse gas (GHG) emissions from companies and, through an independent scoring methodology, they measure corporate progress on climate change.

Additionally, in 2023 we began analyzing the financial risks derived from climate change according to the framework established by the Task Force on Climate-related Financial Disclosures (TCFD). In 2024 we intend to complete this work, that we believe will allow us to identify, manage and disclose the risks, opportunities and possible financial impacts that arise from climate change.

During 2023, we continued to attend investors reporting ESG requirements and we learned about the latest trends on the subject through virtual conferences and webinars. In addition, we met with rating agencies, which include ESG factors in their credit analysis considerations for the Company, and during Sustainability Week (an internal event) we held a presentation on Sustainable Finance emphasizing the importance of ESG criteria in the world of finance.

We communicated all these initiatives among our stakeholders through our Sustainability Report, a document we have been publishing for 15 years. It summarizes our progress and the challenges in building a sustainable management, with a focus on the creation of value for our audiences and for society in general. Since 2020, we report in this document on our ESG impacts through financial and non-financial information and since 2022 we also integrate the company’s annual corporate information required by the GCL.

This Integrated Annual Report complies with the international sustainability guidelines issued by the Global Reporting Initiative (GRI). It details our contribution to the United Nations Sustainable Development Goals (SDG) and its 2030 Agenda and to the 10 principles of the United Nations Global Compact, as well as our compliance with International Standard ISO 26.000:2010. In addition, since 2011, we have submitted the Company’s indicators to an external assurance review. The Integrated Annual Report is also presented as our Communication on Progress for the United Nations Global Compact Principles.

Additionally, the Integrated Annual Report follows the guidelines defined by The International <IR> Framework of the Value Reporting Foundation. Thus, the value creation model shows our contribution through the Sustainability Strategy to the six capitals proposed by the framework: Financial, Industrial, Intellectual, Human, Social and Relational, and Natural.

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

Our subsidiary Micro Sistemas is registered as a PSP (Payment Service Providers that offer payment accounts), as an Interoperable Digital Wallet and as Other Non-Financial Credit Provider, and is under the oversight of the BCRA. In addition, it is subject to the terms of “Financial Information Unit” (“FIU” - Unidad de Información Financiera) regulations for this type of operations, as it falls within the scope of the terms of Article 20 of Law No. 25,246 (as amended), which provides for the persons obliged to report to the FIU.

Paraguay

Our mobile telecommunications services in Paraguay are subject to the authority of the CONATEL. Our subsidiary Personal Envíos (which received authorization to operate as an Electronic Payment Company) is supervised by the Central Bank of Paraguay.

Uruguay

Our subsidiary Adesol is a related party of Bersabel S.A. and Visión Satelital S.A., entities that own licenses to provide subscription broadcasting services in Uruguay and are subject to the authority of the URSEC.

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

REGULATORY FRAMEWORK

Argentina

In Argentina, the provision of fixed and mobile telecommunications services, Internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The regulatory framework applicable to our business includes:

●	Argentine Digital Law (“LAD”) and its amendments;
●	Law No. 19,798 (to the extent it does not conflict with the LAD);
●	the Privatization Regulations, which regulated that process.
●	the Transfer Agreement;
●	the licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations; and
●	current service regulations.

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

Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, the PEN issued Decree No. 690/20 (“Decree N° 690/20”), which has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20, through which, among other issues:

●	declared ICT Services as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered ENACOM to ensure accessibility;
●	established that the prices of: (i) the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii)the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM; and
●	ENACOM established the price and characteristics of each service of the ICT’s PBU.

The Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On April 30, 2021, the Federal Court of Appeals on Administrative Litigation Matters decided by majority to grant the injunction requested, ordering the suspension of the effects of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and it has been extended for equal periods, the last extension granted being on February 20, 2024.

During 2022 and 2023, Chamber II of the Federal Court of Appeals on Administrative Litigation Matters, confirmed the different instance resolutions, the last confirmation being dated October 6, 2023 which ratified the extension of the precautionary measure extension dated August 22, 2023.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2022 and 2023, the PEN and ENACOM filed extraordinary appeals against the rulings favorable to the Company, which were denied by Chamber II of the Federal Administrative Court of Appeals. Both the PEN and ENACOM filed appeals against the decisions, which, as of the date of Annual Report, are still pending. Additionally, the extraordinary appeals against the decision dated October 6, 2023, is still being processed as of the date of this Annual Report.

It should be noted, as background, that the Supreme Court of Justice denied the appeals against the rulings issued by the Federal Administrative Litigation Chamber.

Consequently, the precautionary measure is fully in force as of the date of issuance of these Annual Report, through extensions of six-month periods.

As supported by the preliminary injunctions granted, the Company, during the last three years, has increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

Finally, in relation to the legal proceedings mentioned in the second paragraph, on November 17, 2023 Telecom was notified of the first instance ruling that resolves the nullity of Decree 690/20 and ENACOM Resolutions No. 1,466/20 and 1,467/20. Among the main arguments, and in order to resolve, the judge considered that the fact of establishing permanent measures through a Decree affects the principle of reasonableness between the purpose of the norm and the means used. By providing that private activity be removed from the private sector, it has an expropriation nature since acquired rights constitutionally protected by the guarantee of art. 17 of the National Constitution. Likewise, it concluded that the increase in costs due to the implementation of the PBU, together with the price freeze provided for by the Decree, are burdensome measures for licensees and potentially harmful for users which, contrary to the purpose sought by the norm, would result in in lower investment and lower quality of service, violating constitutionally protected rights.

While it cannot be assured that these issues will be resolved favorably, the Company’s management and legal advisors believe that the Company has strong legal and de facto arguments to support the position of Telecom Argentina.

ENACOM intervention

It is worth mentioning that, through Decree No. 89/2024 of January 26, 2024, the intervention of ENACOM was ordered for a period of 180 calendar days, extendable only once, which provides that the ENACOM auditor must carry out a special analysis on the implications arising from the issuance of Decree 690/2020 and the administrative acts issued for its application. Likewise, among other things, ENACOM’s auditor must carry out a survey of the organizational structure of the ENACOM; seek simplification in administrative processes; and carry out an exhaustive analysis of the current regulation in order to determine whether it is obsolete or not and propose the necessary actions to update it.

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

SPECTRUM 5G

Reliable and Intelligent Telecommunications Services (STeFI, for its Spanish acronym)

Through Resolution No. 1,289/2023, published in the Official Gazette on August 29, 2023, ENACOM’s Board allocated the frequency band between 3,600 and 3,700 MHz to the Fixed Service and to the Land Mobile Service, both with primary status, and established its use in time-division duplex (TDD) mode for the provision of STeFI on the use of Fifth Generation (5G) technology in the country, regulated by ENACOM Resolution No. 2,385/2022, whose objective was to establish the conditions of the service, the essential benefits and the minimum technological guidelines that guarantee its quality and efficiency.

Through Resolution No. 1,285/2023, published on the same date, ENACOM authorized the call for bids for the allocation of frequency bands for the provision of STeFI and approved the General and Particular Bidding Terms and Conditions for the Allocation of Frequency Bands from 3,300 to 3,600 MHz (“Bid Form”), divided into three lots of 100 MHz each. The base price for each lot was set at US$350 million.

On October 24, 2023, at the Auction held for the above-mentioned Bid, Telecom was awarded Lot 2 (3,400-3,500 MHz Band), equivalent to US$350 million which was paid in November, 2023.

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

Paraguay

In Paraguay, Núcleo has a license to provide mobile telecommunication services (STM and PCS) and a license for the installation and provision of Internet and data services throughout the country. Additionally, on December 26, 2023, CONATEL approved the transfer of the TUVES´s license to provide DATDH services to Núcleo. This transfer is due to the corporate reorganization process. These licenses have been granted for renewable five-year periods. Personal Envíos is authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE), and its corporate purpose is restricted to such service.

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

Activities relating to Iran

Commercial Agreements with International Carriers (fixed services):

During 2023, we have provided international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Our total expenses under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately US$17,000 as of December 31, 2023.During 2023, and regarding outgoing traffic, we have sent traffic to Iran only through Telecom Italia Sparkle S.p.A (Italy).

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

Activities relating to the Designated Countries – Cuba, North Korea and Syria

In addition to the mandatory disclosure pursuant to ITRSHRA described above, our activities that directly or indirectly relate to the “Designated Countries” (countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls), during 2023, were the following:

i. Roaming agreements (mobile services)

During 2023 Telecom Argentina and Núcleo, our subsidiary in Paraguay, maintained Roaming agreements with ETECSA Cuba.

Also, Núcleo maintains a Roaming agreement with MTN Syria. However, there is no billable traffic through this agreement or open balances.

We do not maintain any commercial relationship with North Korea.

As of December 31, 2023, revenues, expenses, receivables and payables related to roaming agreements were as follows:

	(In thousands of P$)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Cuba	1,281	46,626	38	157
Total	1,281	46,626	38	157
% of respective consolidated total amounts	(a)	(a)	(a)	(a)
(a)Less than 0.001%.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

	(In thousands of P$ in current currency)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Cuba	2,534	92,243	38	157
Total	2,534	92,243	38	157
% of respective consolidated total amounts	(a)	(0.0042)%	(a)	(a)
(a)Less than 0.001%.
ii.	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

We do not maintain any commercial relationship involving Syria or North Korea.

Regarding outgoing traffic, during 2023, Telecom has sent traffic to the Designated Countries mainly through Ibasis, Express Teleservices, Latinatel, HK, China Mobile, Vodafone and Cirion, among others.

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

As of December 31, 2023, revenues, expenses and payables from commercial agreements with the Designated Countries were as follows:

	December 31, 2023
	(In thousands of P$)
Commercial Agreements with International Carriers (fixed services)	Revenues	Expenses	Payables
Cuba	—	—	12,017
Total	—	—	12,017
% of respective consolidated total amounts	(a)	(a)	(a)
(a)Less than 0.001%.

The figures described in the table above are wholly immaterial with respect to the Company’s Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following table sets forth our capital expenditures for each of the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023	2022	2021
		(P$ million)
Real estate	449	1,102	78
Switching equipment	7,308	6,851	3,815
Mobile network access, external wiring & transmission	67,725	71,599	78,229
Computer equipment and software	60,639	66,663	33,473
Construction in progress	65,646	76,924	135,593
Materials	61,662	121,243	226,857
Other	21,806	29,526	20,995
Subtotal tangible capital expenditures	285,235	373,908	499,040
Licenses	174,010	4,198	1,772
Incremental Cost from the acquisitions of contracts	5,310	10,348	14,206
Other	18,643	4,755	3,930
Subtotal intangible capital expenditures	197,963	19,301	19,908
Total capital expenditures in PP&E and intangible assets	483,198	393,209	518,948
Right of use assets	85,619	65,386	110,123
Total capital expenditures in PP&E and intangible assets and Right of use assets	568,817	458,595	629,071

Our capital expenditures were approximately US$940 million in 2023, US$714 million in 2022 and US$752 million in 2021, and represented 23.8%, 17.3% and 20% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2024 will be approximately US$481 million. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

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

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying the amount of PP&E:

	As of December 31, 2023
	Services rendered
	in Argentina	Other abroad	Total

	(P$ million)
Real estate	341,783	4,137	345,920
Switching equipment	34,998	14,195	49,193
Mobile network access, external wiring & transmission	978,330	70,092	1,048,422
Computer equipment and software	195,310	10,486	205,796
Construction in progress	134,699	24,767	159,466
Materials	198,530	16,121	214,651
Others	238,236	34,626	272,862
Total PP&E, net carrying value	2,121,886	174,424	2,296,310	(1)
(1)	Excluding valuation allowance for obsolescence and impairment of materials for P$21,993 million and impairment of PP&E for P$2,479 million.

All the above-mentioned assets were used to provide service to our customers.

As of December 31, 2023, we have entered into purchase commitments relating to PP&E totaling P$139,154 million. Our current major suppliers of PP&E are Huawei International Co. Limited, IATEC S.A., Huawei Tech Investment Co. LTD Argentina, Newsan S.A., Nokia Solutions and Networks OY, Citytech S.A., IBM Argentina S.R.L., Stratton Nea S.A., Centro Interacción Multimedia S.A. and Cat Technologies Argentina S.A.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the rest of this Annual Report, in particular, the sections “Presentation of Financial Information,” “Item 4 —Information on the Company” and the Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements,” “Item 3—Key Information—Risk Factors” and “—Trend Information” below for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

At Telecom we develop our activities taking into consideration the global impact on the society, with a sustainable management integrated to the business, which promotes the use of technology as a response to social and environmental demands.

We continue to develop a strategy firmly anchored to the digital evolution of society, which sets a clear direction for our Company in its positioning as a technology company. This strategy is materialized in the ecosystem of digital solutions, products, and services that we currently offer to our customers: individuals, households, businesses, institutions, and governments.

Operating in a digital economy impels us to seek to promote innovation by integrating efficient, agile, and collaborative business management methodologies and practices throughout our working community—a core value of the cultural transformation we aim to foster, as outlined in our cultural principles.

We seek to go beyond connectivity, to accompany the challenges of the digital economy and develop new 100% digital businesses, based on Fintech Services, cybersecurity, entertainment, IoT and smarthome solutions, among others, through our commercial brands (Personal and Flow for individuals, Telecom for the corporate services: i.e., companies, SMEs, institutions and government, and Personal Pay for Fintech Services).

It is worth noting a significant milestone in this journey of digital evolution: with an investment exceeding US$350 million, we acquired a 100 MHz block in the 3.5 GHz spectrum band, enabling us to expand our fifth-generation networks.

The 5G network represents a new link in the chain of our infrastructure, embodying our commitment to the country and its people. We firmly believe that the 5G ecosystem will provide significant opportunities across all sectors of the industry, serving as a key enabler for Argentina's digital development. At Telecom, this has been a reality since 2021 when we began constructing the first antennas, which now extend throughout the country.

In addition, we believe that digitalization provides us with the opportunity to deepen practices in the areas of ESG (Environmental, Social, and Governance).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We strive to align our business model with energy efficiency and sustainable practices. This year, we achieved great results by boosting cloudification and virtualization in our operations, as well as new IoT solutions. Additionally, we entered into significant agreements to expand the purchase of energy from renewable sources, which we believe places us on a promising path towards achieving carbon neutrality and the climate goals set for 2050.

While 2023 required extreme creativity and skill to balance the economic variables facing the Company, we believe the coming year is expected to pose even greater challenges. We hope that the beginning of a new phase in our country is accompanied with economic expansion and the growth of the digital economy. In our view, this can only be achieved through the adaptation of regulations and tax schemes that promote private investment across all segments of the ICT industry.

We need to continue to focus our energy on maintaining a balance between revenues and costs to ensure the sustainability of the business. To this end, we have a committed management team with common objectives to ensure our business goals, i) consolidation of our core businesses of connectivity and entertainment, ii) positioning our Personal Pay wallet, iii) generating value in the B2B market, iv) technological and cultural transformation, v) ensuring business sustainability and customer loyalty, and vi) offering the best service experience to our customers.

We trust in the more than 21 thousand individuals who are part of this company and contribute each day to building our employer brand. With shared values of collaborative leadership and work, we continue to strive to promote talent as an essential input on our path of digital evolution. We aim to generate initiatives for them to cultivate pride in being part of Telecom, while promoting a balance between work and personal life.

We are especially grateful to our customers, because every day they choose us to empower their world with the applications, services and solutions we make available to them. With them, we remain committed to continue improving and adding value, to continue accompanying them in the evolution of their digital life.

Consolidated revenues in 2023 amounted to P$2,059,101 million as compared to P$2,270,728 million in 2022 and P$2,581,043 million in 2021. The decrease of P$211,627 million in 2023 (a 9.3% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices. The decrease of P$310,315 million in 2022 (a 12% decrease) was mainly due to the fact that the inflation rate for the twelve months of 2022 amounted to 94.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Net loss in 2023 amounted to P$249,687 million as compared to a net loss of P$640,379 million and a net income of P$60,294 million in 2022 and 2021, respectively. Net loss for 2023 decreased by P$390,692 million as compared to 2022.

For a detailed analysis of our results of operations for fiscal year 2023, see “—Years ended December 31, 2023, 2022 and 2021” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2023, 2022 and 2021—Factors Affecting Results of Operations” and “—Trend Information” below.

Finally, from a financial point of view, during the current year, we issued in the Argentine market four new Notes for a nominal value of US$ linked 396 million (P$230,083 million in current currency as of December 31, 2023) and one Note for a nominal value of UVA 74.6 million equivalent to P$37,435 million (P$ 46,968 million in current currency as of December 31, 2023). We also executed several lines of credit with multilateral organizations, including two new tranches under the IDB loan for a total of US$120 million in order to pay for the 5G spectrum license. This was possible thanks to the confidence of the national and international markets in the Company’s credit strength and business strategy. Additionally, it should be noted that, during 2023, the Company distributed non-cash assets dividends for a total amount of P$47,701 million (P$104,445 million in current currency as of December 31, 2023).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Non-IFRS Accounting Standards Measures

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

Years ended December 31, 2023, 2022 and 2021

For purposes of these sections, the fiscal years ended December 31, 2023, 2022 and 2021 are referred to as “2023,” “2022” and “2021,” respectively.

Our results of operations are determined in accordance with IFRS Accounting Standards as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities that are distributed among the companies in the Group. For further information about our main products and services, see “Item 4—The Business—Main Products and Services”.

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

Since 2022, the global economy has tended to decelerate. With core inflation persisting in many advanced economies and easing in many emerging ones, central banks in the former maintained or even raised benchmark interest rates, while those in the latter began to reduce them, especially in Latin America. This impacted capital flows to emerging economies, which lost momentum.

Economic activity in Argentina halted its expansion during 2023. While the GDP increased by 1.3% during the first quarter, it decreased by 4.9% and 0.8% during the second and third quarters of 2023, respectively.

Although in 2023 there was a decrease in public spending compared to 2022, the fiscal deficit persisted due to lower income from taxes, mainly related to the impact of the drought resulting on lower export taxes. As of December 31, 2023, the U.S. Dollar appreciated 118% against the Argentine Peso, while inflation increased in the year-on-year comparison reaching 211.4% at the end of December 2023.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During 2023, exports evolution was unfavorable and the trade balance was negative for US$6,926 million, resulting in the decrease of international reserves. The BCRA reacted to the consequent loss of international reserves by continuing to reinforce foreign exchange controls for individuals and companies.

Regarding external debt, following the restructuring of Argentina’s foreign-currency denominated debt in 2020 (including foreign-law governed debt and bonds governed by Argentine law), the Argentine government reached an agreement with the IMF on a new program. On January 28, 2022, the IMF and the Argentine government reached an understanding on certain key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. During March, 2022, the Senate approved the agreement between Argentina and the IMF. As of February 1, 2024, the IMF Executive Board and the Argentine authorities reached a staff-level agreement on the first to the seventh reviews under the extended fund facility arrangement. The decision of the Executive Board enables an immediate disbursement of approximately US$ 4.7 billion (or SDR 3.5 billion) to support the significant efforts of the new Milei administration to restore macroeconomic stability. As of December 31, 2023, Argentina’s country risk stood at 1,906 points.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises, but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information in constant Argentine Pesos as of December 31, 2023, for all the periods reported in this Annual Report based on certain price indexes to take into account the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Inflation has accelerated and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.d) to our Consolidated Financial Statements.

The CPI index has registered an increase of 211.4%, 94.8% and 50.9% on a year-over-year comparison for 2023, 2022 and 2021, respectively. See Note 1.d) to our Consolidated Financial Statements.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2023 and must be restated using the annual index of the current year.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as Fixed Assets with an impact on deferred taxes and an increase in the Company’s equity, including shareholders’ contributions.

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as that is the year the variation of the required CPI was verified.

The income tax inflation adjustment corresponding to fiscal years beginning on or after January 1, 2021, is fully charged to the corresponding fiscal year.

Notwithstanding the aforementioned, on December 1, 2022, the Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022 may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said computation will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed Assets (except automobiles) during each of the immediate fiscal periods following the computation of each third, for an amount greater than or equal to P$30 billion. Given that the Company made investments during 2023 for more than P$30 billion, as of December 31, 2022 and 2023, it determined the income tax inflation adjustment.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Additionally, the update of the cost of several assets in case of disposal and the update of computable depreciation of Fixed Assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018 based on changes in the CPI was generally established.

Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$429,765 million as of December 31, 2023.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

In 2023, the Argentine Peso’s rate of devaluation accelerated against major foreign currencies. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 356.3% against the U.S. dollar during the year ended December 31, 2023 (compared to 72.5% and 22.1% in the years ended December 31, 2022 and 2021, respectively).

Since September 2019, following the economic instability and the significant devaluation of the Peso that took place after the primary elections, foreign exchange controls and restrictions to the transfer of currency abroad were reinstated. The previous Fernández administration sought to prevent additional demand for foreign currency by maintaining and reinforcing exchange controls (i.e., the imposition of higher taxes on the acquisition of foreign currency, among others). In response to these measures, several parallel U.S. dollar trading markets developed in which the Argentine Peso-U.S. dollar exchange rate differ substantially from the official Argentine Peso-U.S. dollar exchange rate.

The new administration of Javier Milei has stated that it will implement policies aimed at modifying Argentina's macroeconomic conditions. In this regard, the BCRA announced the transition to a new macroeconomic stability regime, establishing a 2% monthly sliding path of the official exchange rate. Additionally, the REM published by the BCRA on February 6, 2024 estimated a monthly inflation of 227 % for the year 2024. In particular, a monthly inflation of 18% was forecast for the month of February 2024. In turn, the latest estimate of the OECD, stated that inflation in 2024 will be 250.6% and that the upward trend in prices is being driven by the devaluation of the currency, which it maintains will persist during 2024 due to the gradual elimination of numerous exchange controls. Notwithstanding, the OECD improves its medium-term outlook, estimating an inflation of 64.7% for the year 2025.

See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

The majority of our revenues are in Pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the Peso and the U.S. dollar and other major foreign currencies. In addition, any devaluation of the Peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs. Additionally, any significant devaluation of the Peso, will result in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10-Additional Information-Foreign Investment and Exchange Controls in Argentina”.

	Average(1)	End of Period
Year Ended December 31, 2021	95.81	102.72
Year Ended December 31, 2022	130.87	177.16
Year Ended December 31, 2023	295.29	808.45
March 2024 (through March 15, 2024)	—	850.50

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(1)Yearly data reflect average of month-end rates.

Sources: Banco de la Nación Argentina

Internal Growth

A monthly operational measure used in our services is ARPU, which we calculate by dividing adjusted total service revenues by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the customer base of our services.

The following table shows certain information regarding calculation of ARPU as of the dates specified:

	2023	2022	2021
Number of fixed telephony services lines (millions)(1)	3.2	3.2	3.3
Number IP fixed telephony services lines (millions)	1.5	1.1	0.7
ARPU in Argentina (in P$/month) (national + international) (2)	4,205.1	4,499.8	4,714.4
Internet access (millions)	4.1	4.1	4.2
ARPU Internet in Argentina (in P$/month) (2)	8,671.6	9,505.4	10,476.7
Mobile telephony services lines (millions)	23.3	22.4	22.3
Argentina’s customers (millions)	21.0	20.2	20.1
ARPU Mobile in Argentina (in P$/month) (2)	3,056.1	3,433.6	3,742.8
MBOU Mobile in Argentina (in Mb per user/month)	5,754.7	5,185.2	4,317.1
Núcleo’s customers (millions)	2.3	2.2	2.2
ARPU Núcleo´s (in P$/month) (3)	2,675.1	2,781.8	3,861.1
MBOU Núcleo (in Mb per user/month)	8,788.6	8,763.8	8,860.7
Cable TV customers (million)	3.4	3.5	3.6
ARPU Cable TV (in P$/month) (2)	8,591.2	9,363.7	11,423.4
(1)	Includes lines customers own usage, public telephony, Integrated Services Digital Network (“ISDN”) channels and Fibertel IP lines.
(2)

Includes restatement in current currency as of December 31, 2023 in accordance to IAS 29, for further information please see “—Years ended December 31, 2023, 2022 and 2021-Consolidated Results of Operations below”

(3)	Includes P$1,322.9, P$2,161.3 and P$3,332.0 related to the restatement in current currency as of December 31, 2023 in accordance to IAS 29 as of December 31, 2023, 2022 and 2021, respectively.

Price of services

The LAD established that licensees of ICT services may freely set their prices provided such prices are fair and reasonable, to offset the costs of operation and to tend to the efficient supply and reasonable margin of operation. However, ENACOM is entitled to observe the prices we set if it understands that they do not comply with the provisions of Section 48 of the LAD. If prices were observed and we are forced to reduce them, our operating margins may be negatively affected.

On August 22, 2020, the PEN issued Decree No. 690/20, which amended the LAD. Decree No. 690/20 declared as “Essential Public Services and of Strategic Competition” the ICT services (which include fixed and mobile telephony, cable television and Internet services) and the access to telecommunication networks for and between licensees, and empowered ENACOM to guarantee their accessibility.

In this context, the Company requested a precautionary measure to suspend the application of the aforementioned ENACOM regulations and Decree No. 690/20. Currently, the precautionary measure is in force until August 20, 2024 through extensions of six-month periods.

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

In the mobile business, to provide customers with new and better services, Telecom must enhance its mobile networks extending 4G/4G+ technology and bandwidth for mobile data transmission. Moreover, Telecom is developing an LTE infrastructure expeditiously, in response to regulatory requirements and development in the market for the mobile services. For more information regarding our LTE infrastructure developments, please see “Item 4—The Business—Mobile Telecommunications Services—Network and Equipment” and “Item 5—Liquidity and Capital Resources—Capital Expenditures.” We are continuing with the deployment and expansion of 5G technology that will allow us to expand our product portfolio and meet market demands in the future.

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

For 2023, we reported net loss of P$249,687 million as compared to 2022 net loss of P$640,379 million and net income of P$60,294 million in 2021. Net loss for 2023 decreased by P$390,692 million as compared to 2022. Net loss for 2022 increased by P$700,673 million as compared to 2021.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Consolidated revenues in 2023 amounted to P$2,059,101 million as compared to P$2,270,728 million in 2022. The decrease of P$211,627 million in 2023 (a 9.3% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices. The decrease of P$310,315 million in 2022 (a 12% decrease) was mainly due to the fact that the inflation rate for the twelve months of 2022 amounted to 94.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

In 2023, operating costs (including depreciation, amortization and impairment of Fixed Assets) amounted to P$2,184,166 million, representing a decrease of P$1,005,031 million, or 31.5% as compared to 2022. The decrease in operating costs in 2023 was mainly due to the Goodwill impairment recognized during the year 2022 of P$759,523 million. In 2022, operating costs (including depreciation, amortization and impairment of Fixed Assets) amounted to P$3,189,197 million, representing an increase of P$591,248 million, or 22.8% as compared to 2021. The increase in operating costs in 2022 was mainly due to the Goodwill impairment recognized during the year 2022. For additional information regarding the impairment of Goodwill, see Note 3.u.1) to our Consolidated Financial Statements.

Telecom carries out its activities in Argentina and abroad (Paraguay, Uruguay, the United States and Chile). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad, taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified under IFRS Accounting Standards to qualify as reportable segments, they are grouped within the category “Other abroad segments” according to the requirements of the IFRS Accounting Standards 8.

However, since operations abroad are not material, the explanations set forth below reflect mainly developments and information attributable to our operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, since, as of December 31, 2023, activities by Micro Sistemas are not significant. In addition, the balances and transactions of Micro Sistemas do not exceed any of the quantitative thresholds identified under IFRS Accounting Standards to qualify as reportable segments.

(A.1) 2023 Compared to 2022

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Revenues	2,059,101	2,270,728	(9.3)	(211,627)
Operating costs (without depreciation, amortization and impairment of Fixed Assets)	(1,479,705)	(1,646,730)	(10.1)	167,025
Depreciation, amortization and impairment of Fixed Assets	(704,461)	(1,542,467)	(54.3)	838,006
Operating loss	(125,065)	(918,469)	(86.4)	793,404
Earnings (losses) from associates and joint ventures	(1,888)	2,550	n/a	(4,438)
Finance costs	(634,307)	92,625	n/a	(726,932)
Other financial results, net	173,316	100,379	72.7	72,937
Income tax benefit	338,257	82,536	n/a	255,721
Net (loss)	(249,687)	(640,379)	(61.0)	390,692

Net (loss) attributable to:
Telecom Argentina (Controlling Company)	(257,730)	(647,208)	(60.2)	389,478
Non-controlling interest	8,043	6,829	17.8	1,214

Adjusted EBITDA(1)	579,396	623,998	(7.1)	(44,602)

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (finance costs and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

In 2023, net loss amounted to P$249,687 million, representing (12.1%) of consolidated revenues. The decrease in 2023 compared to 2022 was mainly due to a decrease in depreciation, amortization and impairment of Fixed Assets of P$838,006 million (mainly due to the Goodwill impairment recognized during the year 2022 of P$759,523 million), and an increase in income tax benefit of P$255,721 million, which were partially offset by an increase in financial results of P$653,995 million and a decrease in consolidated revenues of P$211,627 million.

In 2023, Adjusted EBITDA totaled P$579,396 million, representing 28.1% of consolidated revenues. The decrease in 2023 compared to 2022 was mainly due to a decrease in consolidated revenues of P$211,627 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$167,025 million.

Revenues

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Mobile Services	829,552	912,773	(9.1)	(83,221)
Internet Services	449,904	503,671	(10.7)	(53,767)
Cable Television Services	363,367	407,645	(10.9)	(44,278)
Fixed and Data Services	244,009	277,224	(12.0)	(33,215)
Other services revenues	19,100	18,006	6.1	1,094
Services Revenues	1,905,932	2,119,319	(10.1)	(213,387)
Equipment revenues	153,169	151,409	1.2	1,760
Revenues	2,059,101	2,270,728	(9.3)	(211,627)

During 2023, total consolidated revenues decreased by 9.3% amounting to P$2,059,101 million as compared to P$2,270,728 million in 2022.

Despite the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$1,905,932 million in 2023, decreasing 10.1% as compared to P$2,119,319 million in 2022 and represented 92.6% of consolidated revenues. Equipment revenues amounted to P$153,169 million in 2023 as compared to P$151,409 million in 2022, and represented 7.4% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2023 increased consolidated revenues by P$929,271 million and P$1,732,020 million in 2023 and 2022, respectively.

Consolidated revenues for 2023 and 2022 are comprised as follows:

Mobile Services

Mobile services revenues in 2023 amounted to P$829,552 million (a decrease of P$83,221 million or 9.1% as compared to 2022), being the principal contributor to our total services revenues for 2023 (43.5% of consolidated services revenues in 2023 as compared to 43.1% in 2022). Mobile internet services revenues represented 92% and 86% of the mobile services revenues as of December 31, 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2023 included in Mobile services revenues amounted to P$374,931 million and P$695,610 million in 2023 and 2022, respectively.

Mobile services revenues in Argentina amounted to P$763,043 million (a decrease of P$71,638 million as compared to 2022). This decrease was mainly due to 11.0% decrease in the ARPU, partially offset by 3.8% increase in the number of customers.

Personal’s ARPU amounted to P$3,056.1 as of December 31, 2023 (compared to P$3,433.6 as of December 31, 2022). This decrease was mainly explained by the fact that, as a consequence of the 211.4% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounted to P$1,383.1 and P$2,613.5 as of December 31, 2023 and 2022, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

Personal’s mobile customers amounted to 21.0 million and 20.2 million as of December 31, 2023 and 2022, respectively. Out of the total mobile customers as of December 31, 2023, 61% were prepaid customers and 39% were postpaid customers, whereas as of December 31, 2022, 57% were prepaid customers and 43% were postpaid customers. During 2023, we observed a change in customer behavior, resulting in an increase in prepaid services customers of 11.2% and a decrease in the postpaid services customers of 6.1%. This decrease is mainly due to the challenging economic situation in Argentina. Additionally, the average churn rate per month amounted to 1.8% in 2023 (compared to a 2.3% average in 2022).

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding out collect wholesale roaming, cell site rental and reconnection fees revenues and others— (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2023:

Year ended December 31,
2023
(P$ million)
Total Mobile service revenues	763,043
Components of service revenues not included in the ARPU calculation: outcollect wholesale roaming, cell sites rental, reconnection fees revenues and others	(6,308)
Adjusted total service revenues included in the ARPU calculation	756,735
Average number of customers during the year (millions)	20.6

Mobile services revenues generated in Paraguay amounted to P$66,509 million in 2023 (compared to P$78,092 million in 2022, representing a 14.8% decrease). The decrease was mainly due to the 3.8% decrease in Núcleo’s ARPU.

Núcleo’s ARPU amounted to P$2,675.1 as of December 31, 2023 (compared to P$2,781.8 as of December 31, 2022), representing a 3.8% decrease. The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition.

Núcleo’s customer base remained stable amounting to 2.3 million customers as of December 31, 2023. Out of the total mobile customers as of December 31, 2023, 76% were prepaid customers and 24% were postpaid customers, whereas as of December 31, 2022, 79% were prepaid customers, and 21% were postpaid customers. Additionally, the average churn rate per month amounted to 2.9% and 3.3% in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to P$449,904 million in 2023 (equivalent to 23.6% of total consolidated services revenues), decreasing P$53,767 million or 10.7% as compared to P$503,671 million in 2022. The effect generated by the restatement in current currency as of December 31, 2023 included in internet services revenues amounted to P$200,402 million and P$384,618 million in 2023 and 2022, respectively.

The decrease in internet services revenues in 2023 was mainly due to the decrease in the Broadband Internet access ARPU of 8.8%.

The ARPU reached P$8,671.6 in 2023 as compared to P$9,505.4 in 2022. This decrease in ARPU is mainly explained by the fact that, as a consequence of the 211.4% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounted to P$3,844.1 and P$7,251.3 as of December 31, 2023 and 2022, respectively).

The customer base remained stable amounting to 4.1 million in both 2023 and 2022, which was a product of the Company's efforts to maintain the customer base, considering the intense competition. Additionally, the churn rate per month amounted to 1.8% and 1.6% in 2023 and 2022, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, towards the end of 2022, Personal doubled the internet speed to all of its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

As a consequence, customers with a service of 100 Mb or higher as of December 31, 2023 amounted to 3.5 million, an increase of 6.1% as a whole compared to 2022. As of December 31, 2023, these customers represented 85% of our total customer base, whereas as of December 31, 2022 they represented 79%.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2023:

Year ended December 31,
2023
(P$ million)
Total Internet service revenues	425,473
Components of service revenues not included in the ARPU calculation	-
Adjusted total service revenues included in the ARPU calculation	425,473
Average number of customers during the year (millions)	4.1

Cable Television Services

Cable television service revenues amounted to P$363,367 million in 2023 (equivalent to 19.1% of total consolidated services revenues), decreasing P$44,278 million or 10.9% as compared to revenues in 2022. The effect generated by the restatement in current currency as of December 31, 2023 included in cable television services revenues amounted to P$167,433 million and P$311,085 million in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The decrease in Cable television service revenues in 2023 was mainly due to the decrease in ARPU, a 8.2% decrease compared to 2022, and a 3.5% decrease in the customer base compared to 2022.

The ARPU amounted to P$8,591.2 as of December 31, 2023 compared to an ARPU of P$9,363.7 as of December 31, 2022. The decreased is mainly explained since inflation during 2023 amounted to 211.4%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounts to P$3,974.7 and P$7,158.4 as of December 31, 2023 and 2022, respectively). Additionally, the economic situation in Argentina changed our customers’ consumption trends.

As of December 31, 2023, the customer base in Argentina amounted to 3.1 million customers, decreasing a 3.5% compared to 2022. Out of the total customers as of December 31, 2023, 1.4 million were Flow’s customer base and 1.2 million were Premium Package’s customer base, whereas as of December 31, 2022, 1. 3 million were Flow’s customer base and 1.3 were Premium Package’s customer base. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends. 31, 2022. Additionally, the average churn rate per month amounted to 1.8% and 1.3% in 2023 and 2022, respectively.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2023:

Year ended December 31,
2023
(P$ million)
Total Cable television service revenues	326,852
Components of service revenues not included in the ARPU calculation:
Connection and Reconnection fees and others	(885)
Adjusted total service revenues included in the ARPU calculation	325,967
Average number of customers during the year (millions)	3.2

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$244,009 million in 2023 (representing 12.8% of our total consolidated services revenues) decreasing P$33,215 million or 12.0% as compared to P$277,224 million in 2022. The effect generated by the restatement in current currency as of December 31, 2023 included in fixed and data services revenues amounted to P$108,946 million and P$211,920 million in 2023 and 2022, respectively.

The decrease in fixed and data services in 2023 was mainly due to a decrease in ARPU, decreasing 6.5% as compared to 2022, and a decrease in the customer base of 4.0% compared to 2022.

The ARPU of fixed telephony services in Argentina decreased to P$4,205.1 in 2023 from P$4,499.8 in 2022. This decrease is mainly explained because, as a consequence of the 211.4% inflation in Argentina during 2023 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounts to P$2,079.6 and P$3,496.2 as of December 31, 2023 and 2022, respectively).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The customer base of fixed telephony services amounted to 2.9 million in 2023, compared to 3.0 million in 2022. The customer base decreased mainly due to changes in consumption behaviour of customers.

Equipment

Equipment revenues amounted to P$153,169 million in 2023 (representing 7.4% of our total consolidated revenues) increasing P$1,760 million or 1.2% as compared to 2022.

The effect generated by the restatement in current currency as of December 31, 2023 included in equipment revenues amounted to P$69,328 million and P$115,257 million in 2023 and 2022, respectively.

The increase was mainly due to higher handsets sold as compared to 2022 (13%).

Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(514,462)	(568,830)	(9.6)	54,368
Interconnection and transmission costs	(60,793)	(69,927)	(13.1)	9,134
Fees for services, maintenance, materials and supplies	(258,717)	(275,459)	(6.1)	16,742
Taxes and fees with the Regulatory Authority	(158,189)	(174,360)	(9.3)	16,171
Commissions and advertising	(120,602)	(137,536)	(12.3)	16,934
Cost of equipment	(111,078)	(107,560)	3.3	(3,518)
Programming and content costs	(116,172)	(142,441)	(18.4)	26,269
Bad debt expenses	(44,652)	(57,118)	(21.8)	12,466
Other operating expenses	(95,040)	(113,499)	(16.3)	18,459
Total operating costs (without depreciation, amortization and impairment of Fixed Assets)	(1,479,705)	(1,646,730)	(10.1)	167,025

Total operating costs (without depreciation, amortization and impairment of Fixed Assets) decreased P$167,025 million in 2023, amounting to P$1,479,705 million, representing a 10.1% decrease as compared to 2022.

Despite being in a context in which year-on-year inflation was 211.4%, the Company has managed to make its operating costs more efficient and achieve a reduction.

The effect generated by the restatement in current currency as of December 31, 2023 included in Operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to P$678,224 million and P$1,256,787 million in 2023 and 2022, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$54,368 million to P$514,462 million in 2023 as compared to P$568,830 million in 2022. The decrease was mainly due to lower severance payments and a reduction in headcount of 2.1%, amounting to 21,262 employees as of December 31, 2023, and, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of December 31, 2023 included in Employee benefit expenses and severance payments amounted to P$225,582 million and P$431,646 million in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$9,134 million, amounting to P$60,793 million in 2023 as compared to P$69,927 million in 2022, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and partially offset by increases in the foreign exchange rate in relation to fixed services denominated in U.S. Dollars, which have accelerated since August 2023.

The effect generated by the restatement in current currency as of December 31, 2023 included in Interconnection and transmission costs amounted to P$26,904 million and P$53,308 million in 2023 and 2022, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$16,742 million, or 6.1%, amounting to P$258,717 million in 2023 as compared to P$275,459 million in 2022. The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by P$9,685 compared to 2022 and lower costs of call center fees and other fees for services for P$7,057 compared to 2022.

The effect generated by the restatement in current currency as of December 31, 2023 included in Fees for services, maintenance, materials and supplies amounted to P$118,509 million and P$211,428 million in 2023 and 2022, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$16,171 million or 9.3%, amounting to P$158,189 million in 2023 as compared to P$174,360 million in 2022. The decrease was mainly to the effect of the decrease in sales in 2023. Taxes and fees with the Regulatory Authority represent a 7.7% of total revenues in 2023 and 2022.

The effect generated by the restatement in current currency as of December 31, 2023 included in Taxes and fees with the Regulatory Authority amounted to P$71,630 million and P$133,010 million in 2023 and 2022, respectively.

Commissions and advertising

Commissions and advertising, decreased P$16,934 million or 12.3%, amounting to P$120,602 million in 2023, as compared to P$137,536 million in 2022. The decrease is mainly due to lower charges for agent commissions, collection commissions and advertising services costs.

The effect generated by the restatement in current currency as of December 31, 2023 included in Commissions and advertising amounted to P$55,383 million and P$104,322 million in 2023 and 2022, respectively.

Cost of equipment

Cost of equipment increased P$3,518 million, amounting to P$111,078 million in 2023 as compared to P$107,560 million for 2022. The variation is mainly due to an increase in equipment sold of 13%.

The effect generated by the restatement in current currency as of December 31, 2023 included in Cost of equipment amounted to P$59,534 million and P$84,207 million in 2023 and 2022, respectively.

Programming and content costs

Programming and content costs decreased by P$26,269 million amounting to P$116,172 million in 2023 as compared to P$142,441 million in 2022. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2023 included in Programming and content costs amounted to P$52,323 million and P$108,714 million in 2023 and 2022, respectively.

Bad debt expenses

Bad debt expenses decreased P$12,466 million, amounting to P$44,652 million for 2023, representing approximately 2.2% and 2.5% of the revenues in 2023 and 2022, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of December 31, 2023 included in Bad debt expenses amounted to P$21,489 million and P$43,623 million in 2023 and 2022, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$18,459 million to P$95,040 million in 2023 as compared to P$113,499 million in 2022. The decrease is mainly due to lower charges in legal claims and contingent liabilities, rentals and internet capacity, energy and other public services, among others.

The effect generated by the restatement in current currency as of December 31, 2023 included in Other operating expenses amounts to P$46,870 million and P$86,529 million in 2023 and 2022, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net loss to Adjusted EBITDA:

	Year ended December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Net (loss)	(249,687)	(640,379)	(61.0)	390,692
Income tax benefit	(338.257)	(82,536)	n/a	(255,721)
Other financial results, net	(173,316)	(100,379)	72.7	(72,937)
Finance costs	634,307	(92,625)	n/a	726,932
Earnings (losses) from associates and joint ventures	1,888	(2,550)	n/a	4,438
Operating loss	(125,065)	(918,469)	(86.4)	793,404
Depreciation, amortization and impairment of Fixed Assets	704,461	1,542,467	(54.3)	(838,006)
Adjusted EBITDA	579,396	623,998	(7.1)	(44,602)

Our consolidated Adjusted EBITDA amounted to P$579,396 million in 2023, representing a decrease of P$44,602 million or 7.1% as compared to P$623,998 million in 2022. Adjusted EBITDA represented 28.1% and 27.5% of our total consolidated revenues in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Depreciation, Amortization and Impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets decreased P$838,006 million, amounting to P$704,461 million in 2023 as compared to P$1,542,467 million in 2022.

The decrease was mainly due to the fact that in 2022, the Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the cash-generating unit of Telecom (CGU Telecom), which comprises the Company and its subsidiaries in Argentina. From such analysis, it concluded that the book value of CGU Telecom exceeded its recoverable value. Consequently, Goodwill was impaired by P$759,523 million in current currency as of December 31, 2023. For further information refer to Note 3.u.1) of our Consolidated Financial Statements.

Additionally, depreciation, amortization and impairment of Fixed Assets of the year includes the impact of the depreciation and amortization of the capital expenditures subsequent to December 31, 2022, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of December 31, 2023 included in Depreciation, amortization and impairment of Fixed Assets amounted to P$606,165 million and P$1,478,838 million in 2023 and 2022, respectively.

Operating loss

In 2023, our consolidated operating loss amounted to P$125,065 million, representing a decrease of P$793,404 million as compared to 2022. Operating loss represented (6.1)% and (40.4)% of consolidated revenues in 2023 and 2022, respectively.

	Year ended December 31,		% of Change
	2023	2022	2023-2022
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA (1)	579,396	623,998	(7.1)
As % of revenues	28.1	27.5	—
Depreciation, amortization and impairment of Fixed Assets	(704,461)	(1,542,467)	(54.3)
As % of revenues	(34.2)	(67.9)	—
Operating loss	(125,065)	(918,469)	(86.4)
As % of revenues	(6.1)	(40.4)	—
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (finance costs and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial Results, Net

	Year ended December 31,		Total change
	2023	2022	$	%
Interests on borrowings	(58,478)	(46,559)	(11,919)	25.6
Remeasurement in borrowings	49,796	5,400	44,396	n/a
Foreign currency exchange gains (losses) on borrowings	(624,826)	133,909	(758,735)	n/a
Borrowings renegotiation results	(799)	(125)	(674)	n/a
Total finance costs	(634,307)	92,625	(726,932)	n/a
Other foreign currency exchange gains (losses)	(59,786)	1,170	(60,956)	n/a
Fair value gains/(losses) on financial assets at fair value through profit or loss	64,323	(39,496)	103,819	n/a
Other interests, net	15,430	6,026	9,404	n/a
RECPAM	187,819	165,557	22,262	13.4
Other	(34,470)	(32,878)	(1,592)	4.8
Total other financial results, net	173,316	100,379	72,937	72.7
Total financial results, net	(460,991)	193,004	(653,995)	n/a

We incurred in financial loss, net of P$460,991 million in 2023, as compared to financial income, net of P$193,004 million in 2022. Financial Results, net in 2023 mainly include losses generated by (i) foreign exchange differences measured in real terms of P$684,612 million as a result of the U.S. Dollar appreciating 118% against the Argentine Peso compared to a 211.4% inflation (compared to a gain of P$135,079 million in 2022 and 72.5% devaluation of the Argentine Peso against the US dollar compared to a 94.8% inflation in 2022), (ii) interest on borrowings measured in real terms of P$58,478 million (compared to P$46,559 million in 2022), and (iii) other financial results of P$19,839 million (compared to P$26,977 million in 2022). These losses were partially offset by gains generated by (i) the effect generated by the restatement in current currency, which amounted to a gain of P$187,819 million (compared to P$165,557 million in 2022), (ii) fair value gains on financial assets at fair value through profit or loss of P$64,323 million (compared to a loss of P$39,496 million in 2022) and (iii) gains from remeasurement in borrowings of P$49,796 million (compared to P$5,400 million in 2022).

Income Tax

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and; (iii) the effects of the income tax inflation adjustment.

Income tax amounted to a gain of P$338.257 million in 2023 as compared to a gain of P$82,536 million in 2022. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax loss in fiscal year 2023 amounting to P$2,899 million and tax gain in fiscal year 2022 amounting to P$54,562 million, and (ii) regarding the deferred tax, in 2023 Telecom recorded a deferred tax gain of P$341,156 million compared to a deferred tax gain of P$27,974 million in 2022.

For more information on income tax, see Notes 3 and 15 to our Consolidated Financial Statements.

Net (loss)

Telecom Argentina recorded a net loss of P$249,687 million in 2023 as compared to a net loss of P$640,379 million for 2022 and represents (12.1)% of consolidated revenues as compared to (28.2)% in 2022. The loss was mainly due to the operating loss amounting to P$125,065 million and financial result, net of P$460,991 million, partially offset by the income tax benefit amounting to P$338.257 million.

Net loss attributable to controlling shareholders amounted to P$257,730 million in 2023 as compared to a net loss of P$647,208 million in 2022.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2022 Compared to 2021

	Year ended
	December 31,
	2022	2021	Total Change

	(P$ million)%			(P$ million)
Revenues	2,270,728	2,581,043	(12.0)	(310,315)
Operating costs (without depreciation, amortization and impairment of Fixed Assets)	(1,646,730)	(1,775,677)	(7.3)	128,947
Depreciation, amortization and impairment of Fixed Assets	(1,542,467)	(822,272)	87.6	(720,195)
Operating loss	(918,469)	(16,906)	n/a	(901,563)
Earnings from associates and joint ventures	2,550	2,398	6.3	152
Finance costs	92,625	174,096	(46.8)	(81,471)
Other financial results, net	100,379	102,811	(2.4)	(2,432)
Income tax benefit (expense)	82,536	(202,105)	n/a	284,641
Net (loss) income	(640,379)	60,294	n/a	(700,673)

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(647,208)	52,559	n/a	(699,767)
Non-controlling interest	6,829	7,735	(11.7)	(906)

Adjusted EBITDA(1)	623,998	805,366	(22.5)	(181,368)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (financial costs and other financial results, net), earnings from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

In 2022, net loss amounted to P$640,379 million, representing (28.2%) of consolidated revenues. The decrease in 2022 compared to 2021 was mainly due to a decrease in consolidated revenues of P$310,315 million, an increase in impairment of Fixed Assets of P$759,523 million, and a decrease in financial results of P$83,903 million, which were partially offset by a decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$128,947 million, as well as a decrease in income tax expense of P$284,641 million.

In 2022, Adjusted EBITDA totaled P$623,998 million, representing 27.5% of consolidated revenues. The decrease in 2022 compared to 2021 was mainly due to a decrease in consolidated revenues of P$310,315 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$128,947 million.

Revenues

	Year ended
	December 31,
	2022	2021	Total Change

	(P$million)%			(P$million)
Mobile Services	912,773	977,421	(6.6)	(64,648)
Internet Services	503,671	550,600	(8.5)	(46,929)
Cable Television Services	407,645	500,750	(18.6)	(93,105)
Fixed and Data Services	277,224	357,471	(22.4)	(80,247)
Other services revenues	18,006	14,057	28.1	3,949
Services Revenues	2,119,319	2,400,299	(11.7)	(280,980)
Equipment revenues	151,409	180,744	(16.2)	(29,335)
Revenues	2,270,728	2,581,043	(12.0)	(310,315)

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During 2022, total consolidated revenues decreased by 12% amounting to P$2,270,728 million as compared to P$2,581,043 million in 2021.

Despite the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 94.8% and the Company did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$2,119,319 million in 2022, decreasing 11.7% as compared to P$2,400,299 million in 2021 and represented 93.3% of consolidated revenues. Equipment revenues amounted to P$151,409 million in 2022 as compared to P$180,744 million in 2021, and represented 6.7% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2023 increased consolidated revenues by P$1,732,020 million and P$2,223,695 million in 2022 and 2021, respectively.

Consolidated revenues for 2022 and 2021 are comprised as follows:

Mobile Services

Mobile services revenues in 2022 amounted to P$912,773 million (a decrease of P$64,648 million or 6.6% as compared to 2021), being the principal contributor to our total services revenues for 2022 (43.1% of consolidated services revenues in 2022 as compared to 40.7% in 2021). Mobile internet services revenues represented 86% and 75% of the mobile services revenues as of December 31, 2022 and 2021, respectively.

The effect generated by the restatement in current currency as of December 31, 2023 included in Mobile services revenues amounted to P$695,610 million and P$841.975 million in 2022 and 2021, respectively.

Mobile services revenues in Argentina amounted to P$834,681 million (a decrease of P$41,390 million as compared to 2021). This decrease was mainly due to 8.3% decrease in the ARPU, partially offset by a 0.6% increase in the number of customers.

Personal’s ARPU amounted to P$3,433.6 as of December 31, 2022 (compared to P$3,742.8 as of December 31, 2021). This decrease was mainly explained by the fact that, as a consequence of the 94.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounted to P$2,613.5 and P$3,222.2 as of December 31, 2022 and 2021, respectively). Such decrease was partially offset by an increase in the migration of customers from prepaid to postpaid services (which have a higher ARPU than prepaid customers). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market.

Personal’s mobile customers amounted to 20.2 million and 20.1 million as of December 31, 2022 and 2021, respectively. Out of the total mobile customers as of December 31, 2022, 57% were prepaid customers and 43% were postpaid customers, whereas as of December 31, 2021, 59% were prepaid customers and 41% were postpaid customers. The increase in 2022 was mainly explained by our commercial efforts to maintain and attract new customers to our services in a scenario of intense competition between the different market participants. Additionally, the average churn rate per month amounted to 2.3% in 2022 (compared to a 1.5% average in 2021).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding out collect wholesale roaming, cell site rental and reconnection fee revenues and others— (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2022 and 2021:

	Year ended December 31,	Year ended December 31,
	2022	2021
	(P$million)	(P$million)
Total Mobile service revenues	834,681	876,071
Components of service revenues not included in the ARPU calculation: outcollect wholesale roaming, cell sites rental, reconnection fees revenues and others	(6,677)	(13,017)
Adjusted total service revenues included in the ARPU calculation	(828,004)	863,054
Average number of customers during the year (millions)	20.1	19.2

Mobile services revenues generated in Paraguay amounted to P$78,092 million in 2022 (compared to P$101,350 million in 2021, representing a 22.9% decrease). The decrease was mainly due to a 28% decrease in Núcleo’s ARPU, partially offset by the appreciation of the Guaraní against the Argentine Peso.

Núcleo’s ARPU amounted to P$2,781.8 as of December 31, 2022 (compared to P$3,861.1 as of December 31, 2021), representing a 28% decrease. The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition and the widespread use of fixed internet, which was partially offset by an increase in the migration of customers from prepaid to postpaid services (which have a higher ARPU than prepaid customers).

Núcleo’s customer base remained stable amounting to 2.3 million customers as of December 31, 2022. Out of the total mobile customers as of December 31, 2022, 79% were prepaid customers and 21% were postpaid customers, whereas as of December 31, 2021, 82% were prepaid customers, and 18% were postpaid customers. Additionally, the average churn rate per month amounted to 3.3% in 2022 and 2021.

Internet Services

Internet services revenues amounted to P$503,671 million in 2022 (equivalent to 23.8% of total consolidated services revenues), decreasing P$46,929 million or 8.5% as compared to P$550,600 million in 2021. The effect generated by the restatement in current currency as of December 31, 2023 included in internet services revenues amounted to P$384,618 million and P$474,252 million in 2022 and 2021, respectively.

The decrease in internet services revenues in 2022 was mainly due to the decrease in the Broadband Internet access ARPU of 9.3% and in the customer base of 3.1%.

The ARPU reached P$9,505.4 in 2022 as compared to P$10,476.7 in 2021. This decrease in ARPU is mainly explained by the fact that, as a consequence of the 94.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounted to P$7,251.3 and P$9,024.4 as of December 31, 2022 and 2021, respectively). The decrease is also explained by the discounts granted by the Company to maintain its customer base due to the intense competition in the market.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The customer base in 2022 amounted to 4.1 million compared to 4.2 million in 2021. The decrease in the customer base was mainly due to the intense competition between the different market participants. The decrease is further explained by a decrease in accesses in our xDSL (total digital subscriber line) network, which have overall lower average connection speeds than our HFC and FTTH network accesses, where we have observed growth. Additionally, the churn rate per month amounted to 1.6% and 1.5% in 2022 and 2021, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, towards the end of 2022 Personal doubled the internet speed to all of its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions. As a consequence, customers with a service of 100 Mb or higher as of December 31, 2022 amounted to 3.3 million, an increase of 140.9% as a whole compared to 2021. As of December 31, 2022, these customers represented 79% of our total customer base, whereas as of December 31, 2021 they represented 32%.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2022 and 2021:

	Year ended December 31,	Year ended December 31,
	2022	2021
	(P$million)	(P$million)
Total Internet service revenues	481,657	529,810
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	481,657	529,810
Average number of customers during the year (millions)	4.2	4.2

Cable Television Services

Cable television service revenues amounted to P$407,645 million in 2022 (equivalent to 19.2% of total consolidated services revenues), decreasing P$93,105 million or 18.6% as compared to revenues in 2021. The effect generated by the restatement in current currency as of December 31, 2023, included in cable television services revenues, amounted to P$311,085 million and P$431,568 million in 2022 and 2021, respectively.

The decrease in Cable television service revenues in 2022 was mainly due to the decrease in ARPU, a 18% decrease compared to 2021, and a 2.3% decrease in the customer base compared to 2021.

The ARPU amounted to P$9,363.7 as of December 31, 2022 compared to an ARPU of P$11,423.4 as of December 31, 2021. The decreased is mainly explained since inflation during 2022 amounted to 94.8%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounts to P$7,158.4 and P$9,846.9 as of December 31, 2022 and 2021, respectively). ARPU was also affected by changes in customer consumption trends, which showed an increase in streaming and OTT services compared to 2021, partially offset by the migration from a basic service to Premium or Flow services (where ARPUs are higher than in basic services).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

As of December 31, 2022, the customer base in Argentina amounted to 3.5 million customers compared to 3.6 million customers in 2021. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends as mentioned above. However, our Flow platform continues to show a good performance, and during 2022, Flow’s customer base reached 1.3 million increasing by 15% compared to the same period in 2021. Additionally, the average churn rate per month amounted to 1.3% and 1.1% in 2022 and 2021, respectively.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2022 and 2021:

	Year ended December 31,	Year ended December 31,
	2022	2021
	(P$million)	(P$million)
Total Cable television service revenues	371,444	455,879
Components of service revenues not included in the ARPU calculation: connection and administration fees, advertising services and others	(1,622)	(1,784)
Adjusted total service revenues included in the ARPU calculation	369,822	454,095
Average number of customers during the year (millions)	3.3	3.3

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$277,224 million in 2022 (representing 13.1% of our total consolidated services revenues), decreasing P$80,247 million or 22.4% as compared to P$357,471 million in 2021. The effect generated by the restatement in current currency as of December 31, 2023 included in fixed and data services revenues amounted to P$211,920 million and P$308,150 million in 2022 and 2021, respectively.

The decrease in fixed and data services in 2022 was mainly due to a decrease in ARPU, decreasing 4.6% as compared to 2021, and a decrease in the customer base of 21% compared to 2021.

The ARPU of fixed telephony services in Argentina decreased to P$4,499.8 in 2022 from P$4,714.4 in 2021. This decrease is mainly explained because, as a consequence of the 94.8% inflation in Argentina during 2022 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2023 included in ARPU amounts to P$3,496.2 and P$4,068.2 as of December 31, 2022 and 2021, respectively).

The customer base amounted to 1.9 million in 2022, compared to 2.4 million in 2021. The customer base decreased mainly due to changes in consumption behaviour of customers.

Equipment

Equipment revenues amounted to P$151,409 million in 2022 (a decrease of P$29,335 million or 16.2% as compared to 2021). The decrease was mainly due to lower handsets sold as compared to 2021 (15%) and the fact that the Company did not transfer all of the year’s inflation to its prices.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2023 included in equipment revenues amounted to P$115,257 million and P$155,735 million in 2022 and 2021, respectively.

Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	Year ended December 31,
	2022	2021	Total Change

	(P$million)%			(P$million)
Employee benefit expenses and severance payments	(568,830)	(556,999)	2.1	(11,831)
Interconnection and transmission costs	(69,927)	(92,578)	(24.5)	22,651
Fees for services, maintenance, materials and supplies	(275,459)	(299,848)	(8.1)	24,389
Taxes and fees with the Regulatory Authority	(174,360)	(198,619)	(12.2)	24,259
Commissions and advertising	(137,536)	(147,962)	(7.0)	10,426
Cost of equipment	(107,560)	(127,151)	(15.4)	19,591
Programming and content costs	(142,441)	(175,606)	(18.9)	33,165
Bad debt expenses	(57,118)	(48,424)	18.0	(8,694)
Other operating expenses	(113,499)	(128,490)	(11.7)	14,991
Total operating costs (without depreciation, amortization and impairment of Fixed Assets)	(1,646,730)	(1,775,677)	(7.3)	128,947

Total operating costs (without depreciation, amortization and impairment of Fixed Assets) decreased P$128,947 million in 2022, amounting to P$1,646,730 million, representing a 7.3% decrease as compared to 2021. The effect generated by the restatement in current currency as of December 31, 2023 included in Operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to P$1,256,787 million and P$1,532,292 million in 2022 and 2021, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments increased P$11,831 million to P$568,830 million in 2022 as compared to P$556,999 million in 2021. The increase was mainly due to higher severance payments and increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and, partially offset by a decrease in net payroll of 3.8%, amounting to 21,729 employees as of December 31, 2022.

The effect generated by the restatement in current currency as of December 31, 2023 included in Employee benefit expenses and severance payments amounted to P$431,646 million and P$479,170 million in 2022 and 2021, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$22,651 million, amounting to P$69,927 million in 2022 as compared to P$92,578 million in 2021, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and the lower variation of the foreign exchange rate compared with the inflation rate (72.5% devaluation of the Argentine Peso against the US dollar compared to a 94.8% inflation).

The effect generated by the restatement in current currency as of December 31, 2023 included in Interconnection and transmission costs amounted to P$53,308 million and P$79,807 million in 2022 and 2021, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$24,389 million, or 8.1%, amounting to P$275,459 million in 2022 as compared to P$299,848 million in 2021. The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by P$29,092 million compared to 2021, partially offset by higher costs of call center fees and other fees for services for P$4,615 million compared to 2021.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2023 included in Fees for services, maintenance, materials and supplies amounted to P$211,428 million and P$259,412 million in 2022 and 2021, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$24,259 million or 12.2%, amounting to P$174,360 million in 2022 as compared to P$198,619 million in 2021. The decrease was mainly to the effect of the decrease in sales in 2022. Taxes and fees with the Regulatory Authority represent a 7.7% of total consolidated revenues in 2022 and 2021.

The effect generated by the restatement in current currency as of December 31, 2023 included in Taxes and fees with the Regulatory Authority amounted to P$133,010 million and P$171,145 million in 2022 and 2021, respectively.

Commissions and advertising

Commissions and advertising decreased P$10,426 million or 7%, amounting to P$137,536 million in 2022, as compared to P$147,962 million in 2021. The decrease is mainly due to lower charges for agent commissions, partially offset by an increase in advertising services costs related to Personal Pay fintech campaigns and cybersecurity services.

The effect generated by the restatement in current currency as of December 31, 2023 included in Commissions and advertising amounted to P$104,322 million and P$127,378 million in 2022 and 2021, respectively.

Cost of equipment

Cost of equipment decreased P$19,591 million, amounting to P$107,560 million in 2022 as compared to P$127,151 million for 2021. The variation is mainly due to a decrease in handsets sold of 15% and the fact that the increase in average cost of handset (68%) was lower than the inflation rate of the year (94.8%).

The effect generated by the restatement in current currency as of December 31, 2023 included in Cost of equipment amounted to P$84,207 million and P$111,063 million in 2022 and 2021, respectively.

Programming and content costs

Programming and content costs decreased by P$33,165 million amounting to P$142,441 million in 2022 as compared to P$175,606 million in 2021. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of December 31, 2023 included in Programming and content costs amounted to P$108,714 million and P$151,405 million in 2022 and 2021, respectively.

Bad debt expenses

Bad debt expenses increased P$8,694 million, amounting to P$57,118 million for 2022, representing approximately 2.5% and 1.9% of the consolidated revenues in 2022 and 2021, respectively. The increase is mainly due to the deterioration of the economic context in Argentina, which has a direct impact on bad debt rates. The lower percentage of bad debts in 2021 is related to post-pandemic credit recovery actions.

The effect generated by the restatement in current currency as of December 31, 2023 included in Bad debt expenses amounted to P$43,623 million and P$41,677 million in 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$14,991 million to P$113,499 million in 2022 as compared to P$128,490 million in 2021. The decrease is mainly due to lower charges in all items.

The effect generated by the restatement in current currency as of December 31, 2023 included in Other operating expenses amounts to P$86,529 million and P$111,235 million in 2022 and 2021, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2022	2021	Total Change

	(P$million)%			(P$ million)
Net (loss) income	(640,379)	60,294	n/a	(700,673)
Income tax benefit (expense)	(82,536)	202,105	n/a	(284,641)
Other financial results, net	(100,379)	(102,811)	(2.4)	2,432
Finance costs	(92,625)	(174,096)	(46.8)	81,471
Earnings from associates and joint ventures	(2,550)	(2,398)	6.4	(152)
Operating loss	(918,469)	(16,906)	n/a	(901,563)
Depreciation, amortization and impairment of Fixed Assets	1,542,467	822,272	87.6	720,195
Adjusted EBITDA	623,998	805,366	(22.5)	(181,368)

Our consolidated Adjusted EBITDA amounted to P$623,998 million in 2022, representing a decrease of P$181,368 million or 22.5% as compared to P$805,366 million in 2021. Adjusted EBITDA represented 27.5% and 31.2% of our total consolidated revenues in 2022 and 2021, respectively.

Depreciation, Amortization and Impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets increased P$720,195 million, amounting to P$1,542,467 million in 2022 as compared to P$822,272 million in 2021.

Due to the complex macroeconomic context in which the Company operates, as of September 30, 2022, Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the CGU Telecom. From this analysis, Management concluded that the book value of the CGU Telecom exceeded its fair value, and, consequently, Goodwill was impaired by P$759,523 million (For further information refer to Note 3.u.1) of our Consolidated Financial Statements).

Additionally, depreciation, amortization and impairment of Fixed Assets of the year includes the impact of the depreciation and amortization of the capital expenditures subsequent to December 31, 2021, partially offset by the effect of those assets that ended their useful life after that same date.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2023 included in Depreciation, amortization and impairment of Fixed Assets amounted to P$1,478,838 million and P$771,476 million in 2022 and 2021, respectively.

Operating loss

In 2022, our consolidated operating loss amounted to P$918,469 million, representing an increase of P$901,563 million as compared to 2021. Operating loss represented (40.4)% and (0.7)% of consolidated revenues in 2022 and 2021, respectively.

	Year ended December 31,		% of Change
	2022	2021	2022-2021

	(P$million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	623,998	805,366	(22.5)
As % of revenues	27.5	31.2
Depreciation, amortization and impairment of Fixed Assets	(1,542,467)	(822,272)	87.6
As % of revenues	(67.9)	(31.9)
Operating loss	(918,469)	(16,906)	n/a
As % of revenues	(40.4)	(0.7)
(1)Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (finance costs and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

Financial Results, Net

	Year ended December 31,		Total change
	2022	2021	$	%
Interests on borrowings	(46,559)	(93,276)	46,717	(50.1)
Remeasurement in borrowings	5,400	(3,422)	8,822	n/a
Foreign currency exchange gains on borrowings	133,909	283,848	(149,939)	(52.8)
Borrowings renegotiation results	(125)	(13,054)	12,929	(99)
Total finance costs	92,625	174,096	(81,471)	(46.8)
Other foreign currency exchange gains	1,170	42,139	(40,969)	(97.2)
Fair value gains/(losses) on financial assets at fair value through profit or loss	(39,496)	8,614	(48,110)	n/a
Other interests, net	6,026	(9,937)	15,963	n/a
RECPAM	165,557	104,110	61,447	59
Other	(32,878)	(42,115)	9,237	(21.9)
Total other financial results, net	100,379	102,811	(2,432)	(2.4)
Total financial results, net	193,004	276,907	(83,903)	(30.3)

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We incurred in financial income, net of P$193,004 million in 2022, as compared to P$276,907 million in 2021. Financial Results, net in 2022 mainly include gain generated by (i) the effect generated by the restatement in current currency, which amounted to a gain of P$165,557 million (compared to P$104,110 million in 2021), (ii) foreign exchange differences measured in real terms of P$135,079 million as a result of a 72.5% devaluation of the Argentine Peso against the US dollar compared to a 94.8% inflation (compared to a gain of P$325,987 million in 2021 and 22.1% devaluation of the Argentine Peso against the US dollar compared to a 50.9% inflation), and (iii) gains from remeasurement in borrowings of P$5,400 million (compared to a loss of P$3,422 million in 2021). These gains were partially offset by losses generated by (i) interest on borrowings measured in real terms of P$46,559 million (compared to P$93,276 million in 2021), (ii) fair value losses on financial assets at fair value through profit or loss of P$39,496 million (compared to a gain of P$8,614 million in 2021) and (iii) other financial results of P$26,977 million (compared to P$65,106 million in 2021).

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

Income tax amounted to a gain of P$82,536 million in 2022 as compared to a loss of P$202,105 million in 2021. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax gain in fiscal year 2021 amounting to P$54,562 million and tax expense in fiscal year 2021 amounting to P$113,011 million, and (ii) regarding the deferred tax, in 2022 Telecom recorded a deferred tax gain of P$27,974 million compared to a deferred tax loss of P$89,094 million in 2021.

For more information on income tax, see Notes 3 and 15 to our Consolidated Financial Statements.

Net (loss) income

Telecom Argentina recorded a net loss of P$640,379 million in 2022 as compared to a net income of P$60,294 million for 2021 and represents (28.2)% of consolidated revenues as compared to 2.3% in 2021. The loss was mainly due to the operating loss, which includes the Goodwill impairment of P$759,523 million, partially offset by the financial gains, net amounting to P$193,004 million and the income tax benefit amounting to P$82,536 million.

Net loss attributable to controlling shareholders amounted to P$647,208 million in 2022 as compared to a net income of P$52,559 million in 2021.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2024 to refinance its outstanding debt, if necessary.

Borrowings Developments during 2023

The most relevant borrowings developments in 2023 were the following:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Corporate Notes

During 2023 Telecom Argentina successfully completed the issuance a new classes of Notes as follows:

		Amount involved					Interest
Series	Currency	(in millions)	Issuance date	Maturity date	Amortization	Interest rate	payment date
14	US$linked	62.4	02/2023	02/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis
15	US$linked	87.4	06/02/2023	06/2026	In one installment at maturity date	0%	n/a
16	US$linked	180.4	07/2023	07/2025	In one installment at maturity date	0%	n/a
18	UVA	74.6	11/2023	11/2027	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis
19	US$linked	34.6	11/2023	11/2026	In one installment at maturity date	0%	n/a
		30.9	12/2023

Bank and other financing entities loans

●	On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada. On September 28, 2023, the first disbursement of US$12.7 million (equivalent to P$6,799 million in current currency as of December 31,2023) was received, maturing in May 2030.
●	On October 17, 2023, the Company submitted two new tranches (5 and 6) under the IDB loan for a total of US$120 million equivalent to P$41,145 million (P$58,236 million in current currency as of December 31, 2023), net of issuance expenses for P$866 million (P$1,226 million in current currency as of December 31, 2023). The funds received (US$100 million and US$20 million for tranches 5 and 6, respectively) will accrue compensatory interest at a semiannual SOFR plus a margin of 9.18 percentage points. These capitals will be amortized in five consecutive semiannual installments starting in June 2025 and ending with the last payment in June 2027.

LIBOR transition

●	In July, 2023, the Company signed addendums to the Finnvera loan and the two loans with IFC based on US$ LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addendum was in November 2023 for Finnvera loan. For IFC loans, the transition dates were on August and September 2023.
●	In September, 2023, the Company signed addendums to the IDB loan based on US$ LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addendum was in December 2023.
●	The Company does not maintain any US$ LIBOR-based loans as of December 31, 2023.

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

As of December 31, 2023, the three DFI agreements signed (during September, 2022) by the Company remain in force, to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The amounts hedged in each agreement are: two for a total amount of US$60 million each, and one for a total amount of US$64.5 million. The interest rates are 3.605%, 3.912% and 3.895%, respectively.

During 2023, Telecom Argentina entered into several DFI agreements amounting to US$752 million to hedge the fluctuation of the exchange rate from its loan portfolio, fixing the average exchange rate at 279.8 Argentine pesos/US$. The agreements expire between February 2023 and November 2023. Additionally, Telecom entered into several DFI agreements amounting to RMB20 million, fixing the average exchange rate at 37 Argentine pesos/RMB. These agreements expire in May 2023 and July 2023.

For more information about Telecom’s derivative contract, see Note 22 and 26 to our Consolidated Financial Statements.

Cash Flow

The table below summarizes, for the years ended December 31, 2023, 2022 and 2021, Telecom’s consolidated cash flows:

	Year ended December 31,
	2023	2022	2021

	(P$million)
Cash flows provided by operating activities	617,698	666,486	788,796
Cash flows used in investing activities	(593,707)	(516,518)	(698,306)
Cash flows used in financing activities	(72,040)	(142,622)	(123,117)
Net foreign exchange differences and RECPAM on cash and cash equivalents	83,098	(3,029)	(16,601)
Increase/ (Decrease) in cash and cash equivalents	35,049	4,317	(49,228)
Cash and cash equivalents at the beginning of the year	124,725	120,408	169,636
Cash and cash equivalents at the end of the year	159,774	124,725	120,408

As of December 31, 2023, 2022 and 2021, we had P$159,774 million, P$124,725 million and P$120,408 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$617,698 million, P$666,486 million and P$788,796 million in 2023, 2022 and 2021, respectively.

Net cash provided by operating activities decreased P$48,788 million, or 7.3% in 2023 compared to 2022, primarily due to a P$246,673 million increase in net loss, adjusted for non-cash income and expense which was partially offset by (i) a P$171,467 million decrease in net cash outflows in connection with changes in our assets and liabilities and (ii) a P$26,418 million decrease in cash outflows used to pay income tax. The decrease in net cash outflows was primarily due to a decrease in the amounts paid to suppliers in foreign currency given the economic context and the foreign exchange restrictions in force during 2023, which was partially offset by an increase in the use of cash for acquisition of inventories and an increase in trade receivables.

Net cash provided by operating activities decreased P$122,310 million, or 15.5% in 2022 compared to 2021, primarily due to (i) a P$115,489 million increase in net loss, adjusted for non-cash income and expense, and (ii) a P$17,769 million increase in cash outflows used to pay income tax, which was partially offset by a P$10,948 million decrease in net cash outflows in connection with changes in our assets and liabilities. The decrease in net cash outflows was primarily due to a decrease in the amounts paid to suppliers because of our ability to pay suppliers in longer periods of time (on average) as part of our financing strategy, which was partially offset by an increase in the use of cash for acquisition of inventories and an increase in other receivables.

Cash flows used in investing activities were P$593,707 million, P$516,518 million and P$698,306 million in 2023, 2022 and 2021, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In 2023, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$463,508 million, investments not considered as cash and cash equivalents of P$127,805 million, payments for call options of P$2,496 million and payment for acquisition of subsidiary, net of cash acquired and joint venture of P$2,257 million.

In 2022, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$381,396 million, investments not considered as cash and cash equivalents of P$136,885 million, and payments for acquisition of subsidiaries of P$1,267 million.

In 2021, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets for P$461,783 million and investment not considered as cash and cash equivalents for P$238,896 million.

Cash flows used in financing activities were P$72,040 million, P$142,622 million and P$123,117 million in 2023, 2022 and 2021, respectively.

In 2023, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$455,599 million and cash dividend payments for P$4,020 million partially offset by proceeds from borrowings for P$388,169 million.

In 2022, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$404,161 million and cash dividend payments for P$3,827 million partially offset by proceeds from borrowings for P$265,366 million.

In 2021, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$507,781 million (including payments for partial refinancing of our borrowings) and cash dividend payments for P$4,512 million partially offset by proceeds from borrowings for P$389,534 million.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2023	2022	Variation

	(P$million)
Trade receivables	132,868	117,139	15,729
Other receivables	42,712	52,956	(10,244)
Inventories	31,529	20,079	11,450
Current liabilities (not considering borrowings)	(543,240)	(479,411)	(63,829)
Operating working capital- negative	(336,131)	(289,237)	(46,894)
As % of Revenues	16.3%	12.7%

Cash and cash equivalents	159,774	124,725	35,049
Other receivables	1,549	7,885	(6,336)
Investments	123,969	26,074	97,895
Current borrowings	(563,478)	(418,411)	(145,067)
Net Current financial (liability) asset	(278,186)	(259,727)	(18,459)

Assets classified as held for sale	—	2,971	(2,971)
Negative working capital (current assets — current liabilities)	(614,317)	(545,993)	(68,324)
Liquidity rate	0.44	0.39	0.05

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible asset) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$614,317 million as of December 31, 2023 (increasing P$68,324 million compared to December 31, 2022).

The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing to domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs, with the objective of covering its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings.

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$159,774 million and P$124,725 million as of December 31, 2023 and 2022, respectively. During years ended December 31, 2023 and 2022, Telecom continued obtaining funds to the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its financial debts within the framework of its permanent policy of optimizing the term, rate and structure of its financial debts. For further information, see Note 13 to our Consolidated Financial Statements.

It should be noted that, given the economic context and the foreign exchange restrictions, during 2023, the Company has increased its unpaid debt in foreign currency due to not having access to the corresponding currencies.

For further information on our breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date, please see Note 26 to our Consolidated Financial Statements.

Further, the Company has future obligations related to various purchase commitments that are presented in Note 20 to our Consolidated Financial Statements.

Compliance with covenants

The Company holds certain loans with IFC, IIC, IDB, Finnvera, EDC, and CDB, hereinafter collectively referred to as the "Lenders", which, as of December 31, 2023, amount to P$769,919 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions: i) "Net Debt/EBITDA" and ii) "EBITDA/Interest Net" on a quarterly basis, along with the presentation of the Company’s financial statements.

Considering the complexity of Argentina's economic situation, described in Note 29 to our Consolidated Financial Statements, which prevented the early and accurate estimation of the ratios, the Company requested and obtained from the Lenders waivers regarding the obligation to present the Net Debt/EBITDA ratio from December 31, 2023 until March 15, 2024. These waivers were conditioned upon certain obligations during the period, which have been met to date.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allow increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2.700 billion on each calculation date, among other matters.

In addition, during the term of the waivers, the payment of dividends will be permitted between October 1, 2024 and December 31, 2024, for a maximum amount of US$100 million, while in compliance with a maintenance Net Debt/EBITDA ratio of less than 3.

The Company has complied with the Net Debt/EBITDA ratio established in the waivers obtained in March 2024, and is also in compliance with the rest of the commitments assumed and  in force on the date of issuance of this Annual Report.

For more information on our financial ratio waivers, see Note 13 of our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Dividends to shareholders

Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, resolved to distribute non- cash assets dividends through the delivery of Global Bonds of the Argentine Republic amortizable in U.S. dollars due on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$411,214,954.

Following the aforementioned distribution of dividends, the valuation of non-cash dividends was established at P$47,701 million (P$104,445 million in current currency as of December 31, 2023) and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

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

Capital Expenditures

We estimate that our capital expenditures in 2024 will be approximately US$481 million, as compared to US$940 million in 2023 (which represented 23.8% of our consolidated revenues).

The main capital expenditures projects are related to i) the expansion of cable television and Internet services in order to improve the transmission and speed offered to customers, ii) the deployment of 4G,iii) the expansion of 5G services to support the growth of mobile Internet services, and iv) improvement of the quality of services together with the launch of innovative Value-Added Services (“VAS”).

With respect to mobile services, investments were oriented mainly to the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina. This objective was reached through the settlement in new sites, together with replacement and modernization of existing sites. In terms of infrastructure, during 2023, we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. As of December 31, 2023, the deployment of 4G/LTE reached a coverage of 97% of urban population, in 2,032 localities and a coverage of 98% of the population of major cities of Argentina. By the end of 2023, and through the Argentine government-launched tender, we have acquired a 5G spectrum license that will accelerate the growth of our 5G service. As of December 31, 2023, we have reached 68 sites in Argentina, with an anticipated addition of 200 more in 2024.

With respect to fixed access network, in 2023 we reaffirmed our decision to focus our investments in technologies and solutions to substantially increase Broadband offered to users, mainly with GPON (FTTH) technology deployed in different regions of Argentina. Our work plans allow to satisfy the service requirements for business, large buildings, and urban developments.

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

Research and Development, Patents and Licenses, etc.

None.

Trend Information

Although 2023 posed many macroeconomic challenges, Telecom aimed to remain committed to its customers and focused on delivering a strong comprehensive ecosystem of digital, connectivity, and entertainment services.

In pursuit of this goal, we aimed to enhance efficiencies and generate value in product and service proposals, focused on becoming the preferred choice for our customers and contributing to the sustainability of Telecom's operations. Argentina´s political and economic landscape forced us to deepen efficiencies and process optimization to face a year characterized by unpredictability, acceleration of inflation, exchange rate instability, and an increase in interest rates, in addition to difficulties in accessing the foreign exchange market for the purchase of technological equipment, among others, due to the scarcity of foreign currency in the country and import restrictions.

Telecom is part of a key industry for the country's digital economic development and its regional and global projection. It plays a major role in creating value not only for the different sectors of the Industry 4.0, but also in people's everyday lives, and in generating innovative talent.

In this regard, the Company has dedicated efforts to fulfill investment plans in systems and infrastructure, aiming to develop new digital services that are currently in demand by our customers, thereby positioning the country on the essential path of digital development for the future. For example, in 2023 the digital wallet “Personal Pay” strengthened our positioning in the Argentine market.

In addition, the availability of a dedicated spectrum for 5G technology resulting from the bidding process that took place in October 2023, increases opportunities to expand and enhance new services, particularly those associated with B2B industry sectors.

We believe Telecom is prepared to embrace the exponential technological change brought by 5G, which will serve as the cornerstone for the digital transformation of industries and a competitive factor for the economy. Beyond offering a new connectivity experience for individuals and households, 5G is positioned as a major enabler of innovation and technology-based developments.

This new digital ecosystem demands substantial and intensive investments in U.S. dollars and the joint commitment of each link in the value chain, regulatory agencies, and national, provincial, and municipal governments.

With the commitment to connect Argentinians and offer them state-of-the-art digital services, we continue to analyze the evolution of international markets in search of financing opportunities that align with our strategy, and access the local capital market and/or obtain bank loans from local entities to continue driving our investment plan.

From a regulatory standpoint, in November 2023, the Federal Court on Administrative Litigation Matters No. 8 declared the “nullification” of Emergency Decree No. 690/20. The decision, rendered by a court of first-instance, helped clarify the uncertainty that the ICT industry has been facing in recent years due to the Emergency Decree. The Court determined that declaring an economic activity as a public service requires the enactment of a formal law by Congress, thereby prohibiting the Executive Branch from issuing an emergency decree for this purpose. However, an appeal could be filed against this decision before the Court of Appeals on Federal Administrative Matters.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We believe that our digital transformation facilitates the evolution of the Company's operational model, incorporating technological enablers that facilitate innovation, such as automation processes, artificial intelligence, cloudification, and big data management, to continue scaling the digitalization of operations efficiently and swiftly. These enablers drive us to expand our footprint in new businesses supported by the digital economy, based on IoT, fintech, cybersecurity, entertainment, and smart home solutions.

In line with our corporate purpose, we believe that we continue to drive the growth of the digital economy, enhance talent, and support the development of various goals such as energy efficiency and circular economy, which are pillars of Telecom's sustainable management.

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

Due to the resignation of director Eduardo de Pedro and alternate director Juan Santiago Fraschina effective as of December 7, 2023, as of the date of this Annual Report, Telecom Argentina has ten directors and ten alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Three of the directors and two of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all of the required authority to manage the corporation, including authority for which the law requires special powers. The Board of Directors operates when there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or Fintech. Directors and alternate directors are normally elected at annual ordinary general meetings of shareholders (“Annual Ordinary Shareholders’ Meetings”) and serve a renewable three-year term. The term of the current directors expired on December 31, 2023. Nevertheless, according to Section 257 of Argentine Corporations Law, they will remain in their functions until they are replaced. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

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

The following table lists our directors and alternate directors as of December 31, 2023 and as of the date of this Annual Report:

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

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2023 and as of the date of this Annual Report:

Carlos Alberto Moltini
Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Ignacio Rolando Driollet
Ignacio Cruz Moran

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

Baruki Luis Alberto González is a lawyer with a degree from the University of Buenos Aires. Mr. González joined the Board of Directors of Sofora, Nortel, Telecom Argentina and Personal in April 2016 (Sofora, Personal and Nortel were merged into Telecom Argentina). Mr. González is a founding member of the Argentine law firm Errecondo, González & Funes that provides services as legal counsel to the Company. Between 1995 and 1996, he worked as an international associate at the United States law firm White & Case LLP. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on July 29, 1967.

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

Claudia Irene Ostergaard is a lawyer with a degree from Universidad del Salvador. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in civil, commercial and administrative law, particularly, damage liability in litigation cases. She has been a member of the board of directors of various companies. She was born on May 29, 1974.

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

Facundo Martín Goslino is a lawyer from the Pontifical Catholic University of Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He is an alternate director of Telecom since January 31, 2018. He is a partner at “EGFA Abogados” law firm. He also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked at Cleary Gottlieb Steen & Hamilton in 2006 as international associate. He is a member of the Public Bar Association of the Ciudad Autónoma de Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on January 19, 1975.

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

Senior Management

As of December 31, 2023, Telecom’s senior Management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior Management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Roberto D. Nóbile	Chief Executive Officer (“CEO”)	January 1, 2020
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory Matters	November 16, 2017
Pedro L. López Matheu	Director of External Communications, Sustainability and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Chief of Procurement officer (“CPO”)	August 8, 2016
Sergio D. Faraudo	Director of Human Capital	November 16, 2017
Gonzalo Hita	Chief Operation Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Fernando Cravero	Director of International Operations	March 1,2018
Maximiliano A. Olivera	Sr. Manager of Partners and National Market Alliances	November 1, 2021
Martin Andres Heine	Director of Digital Growth and Fintech	August 29, 2022
Guillermo Paez	Director of Platforms and Services	August 29, 2022
Julio Hutka	Director of B2B Business	December 1, 2023
(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Martín A. Heine is a Certified Public Accountant with a degree from the University of Buenos Aires. He previously held several managerial positions, including Commercial and Marketing Director, within Telecom. He has been working for 26 years in the telecommunications and media sector. He was appointed Head of Digital Growth on August 29, 2022, from where he is leading the constant development of Personal Pay, Personal’s digital wallet, therefore, adding some interesting features to the fintech market. He was born on May 18, 1973.

Guillermo Paez graduated from the University of Buenos Aires (UBA) with a degree in Engineering Telecommunications and subsequently took post-graduate programs in Senior Management and Business Agility at ESADE Business & Law School. He also achieved a certificated program in innovative strategies and solutions focused on the user at Design Thinkers Academy in Amsterdam. Paez joined Telecom Argentina on January 2018, where he held the position of Content Platforms Director and since August 2022, has acted as Executive Director of Platforms & Services. He has more than 20 years of experience in the telecommunications industry leading engineering, marketing, product and procurement teams, and working knowledge in different roles and decision-making processes. Prior to joining Telecom Argentina, he worked for 12 years (2006-2018), holding several managerial positions at Cablevision-Fibertel. He was a Product & Innovation Manager (2017-2018), heading a multi-talent team, Flow E2E Program Manager (2014-2016), Supply Chain Manager (2008-2016), and Telcos & Corporate Customers Manager (2007-2008). He also held leadership positions at PRIMA (2000-2007) and Ericsson. (1998-1999). He was born on January 12, 1972.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Julio Hutka joined Telecom Argentina in 1999. He graduated from the Universidad Nacional de Córdoba as an Electronic Engineer and a Master of Science in Astronomy. Researcher in Astronomy and Physics of the High Atmosphere, activities developed in the Antarctic Continent. He has more than 25 years of experience at corporate and public sector working in technological business development: i) experience in the oil and gas industry, developed in a multicultural context in different locations worldwide; ii) strongly skilled professional in tech industry, management, business and negotiation; and iii) deep knowledge in telecom. Mr. Hutka was born on March 31, 1973.

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$2,000,000,000 or which provides a public service or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2023:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Saturnino Jorge Funes	Member	Lawyer
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Luciano Nicolás Gimenez	Alternate Member	Lawyer
Lucrecia Sofía Myburg Diaz	Alternate Member	Lawyer

The following table lists the members and alternate members of the Supervisory Committee as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Accountant
Saturnino Jorge Funes	Member	Lawyer
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Lucrecia Sofía Myburg Diaz	Alternate Member	Lawyer

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

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

Luciano Nicolás Gimenez has been an alternate member of the Supervisory Committee since April 2023. He is an associate of the law firm “EGFA Abogados”. Mr. Gimenez graduated as a lawyer from the University of Buenos Aires. He was born on December 8, 1994. He resigned as alternate member of the Supervisory Committee effective as of February 5, 2024.

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

The aggregate compensation paid through December 31, 2023 by Telecom to the members of the Board of Directors and the Supervisory Committee, acting since April 27, 2023, and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2023 was approximately P$4,906 million.

As of December 31, 2023, the fees accrued by the members of the Board of Directors and Supervisory Committee, for services in all capacities to Telecom and its subsidiaries during 2023 performed from January 1, 2023 until December 31, 2023 was approximately P$765 million and P$106 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2024.

As of December 31, 2023 compensation paid as advance payments to members of the Board of Directors and Supervisory Committee for services in all capacities to Telecom and its subsidiaries from January 1, 2023 until December 31 2023 was P$765 million and P$106 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2024, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina (the “Audit Committee”).

As of December 31, 2023, compensation accrued by Directors for technical administrative functions and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom and its subsidiaries during 2023 amounted to approximately P$5,898 million (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which approximately P$2,731 million were paid as of December 31, 2023.

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

During the year ended December 31, 2023, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

Additionally, according to the Regulation for the Implementation of the Audit Committee, the Audit Committee also reviews the plans of internal auditors, supervising and evaluating their performance. The Audit Committee also oversees our cybersecurity risk management process, see “Item 16K—Cybersecurity.”

On April 27, 2023 Telecom Argentina’s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran as members of Telecom Argentina’s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee Financial Expert under SEC guidelines.

Under SEC, NYSE and CNV regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2024 has not yet been held.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2023, a budget of P$34.7 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Shareholders’ Meeting approving the Audit Committee expenditures for year 2024 has not yet been held.

Risk Management Committee

In 2012, the Board of Directors of Telecom Argentina approved the implementation of an Enterprise Risk Management Process at Telecom, and the creation of a Risk Management Committee.

The Committee is composed of the CEO, CFO, Chief Audit & Compliance Officer and Finance Director. This Committee is chaired by the CEO and coordinated by the CFO. The Board of Directors of Telecom Argentina also approved the creation of the Risk Management function, which must be convened by the Finance Department and whose responsible person also serves as Secretary of the Risk Management Committee and reports to the CFO.

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

The main risks faced by the Company are those affecting its capital, those related to its customers, internal processes and technology matters, and those related to geopolitical, macroeconomic, regulatory, labor, environmental, climate change, security, social, digital security, cybersecurity, compliance and legal matters, fraudulent actions, competition, among others.

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

As of December 31, 2023, the total number of Telecom employees was 21,262, as compared to 21,729 employees as of December 31, 2022 and 22,587 employees as of December 31, 2021. As of December 31, 2023, 20,663 employees were located in Argentina, 448 employees were located in Paraguay, 149 employees were located in Uruguay and two employees were located in the United States. As of December 31, 2022, 21,131 employees were located in Argentina, 441 employees were located in Paraguay, 155 employees were located in Uruguay and two employees were located in the United States. As of December 31, 2021, 21,997 employees were located in Argentina, 433 employees were located in Paraguay, 155 employees were located in Uruguay and two employees were located in the United States.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee is as follows:

●	Alejandro A. Urricelqui: 113,814 Class B Shares and 69,200 ADRs;
●	Mariano M. Ibáñez: 4,370 ADRs;
●	Baruki L.A. González: 188,500 Class B Shares;
●	Saturnino J. Funes: 31,277 Class B Shares; and
●	Pablo G. San Martín: 740 Class B Shares.

Capital stock of Telecom Argentina held by the Senior Management is as follows:

●	Mr. Roberto Nóbile: 11,000 Class B Shares;
●	Mr. Gabriel Blasi: 3,500 ADRs;

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

●	Mr. Fernando Cravero: 7,401 Class B Shares and 1,200 ADRs; and
●	Mr. Guillermo Páez: 928 Class B Shares.

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

Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2023, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

			Percent of
	Number of Shares	Percent of	Total Capital
	Owned	Class	Stock (1)
Class A Shares:
Fintech Telecom LLC	448,679,250	65.61%	20.83%
Voting Trust (3)	235,177,350	34.39%	10.92%
Total Class A Shares	683,856,600	100%	31.75%
Class B Shares (listed in BCBA):
ANSES - FGS	246,018,839	39.17%	11.42%
Others (2)	382,039,180	60.83%	17.74%
Total Class B Shares	628,058,019	100%	29.16%
Class C Shares:
Others	106,734	100%	0.01%
Total Class C Shares	106,734	100%	0.01%
Class D Shares:
Cablevisión Holding S.A.	606,489,308	72.06%	28.16%
Voting Trust (3)	235,177,350	27.94%	10.92%
Total Class D Shares	841,666,658	100%	39.08%

Total Capital Stock	2,153,688,011	—	100.00%
(1)	Represents the respective percentage over the total of Telecom Argentina’s shares, regardless of their class.
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

As of December 31, 2023, there were approximately 68.74 million American Depositary Shares outstanding (representing rights to 343.72 million Class B Shares or 54.7% of total Class B Shares). Further, as of December 31, 2023, there were approximately 63 registered holders of American Depositary Shares in the United States and approximately 35,400 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described in “—The Telecom Shareholders’ Agreement”. and the Company’s bylaws.

The Ordinary and Extraordinary General Meeting and the Special Meeting of Class C Shares, held on December 15, 2011, approved the power for the additional conversion of up to 4,593,274 Class C Shares into the same amount of Class B Shares in one or more tranches. As of December 31, 2023, 4,486,540 Class C Shares were converted into Class B Shares in 13 tranches. As of the date of this Annual Report, 106,734 Class C Shares are still pending to be converted into Class B Shares.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Major Shareholders

Cablevision Holding S.A. is the direct holder of 28.16% of Telecom Argentina’s total capital stock (in the form of Class D Shares). Additionally, both VLG Argentina (currently merged and absorbed by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”). See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

Cablevisión Holding S.A. is an Argentine corporation and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide Information and Communication Technology Services (ICT Services) and to provide Audiovisual Communication Services (ICT Services). Its controlling shareholder, in turn, is GC Dominio S.A, another Argentine corporation.

On April 28, 2023, the Ordinary and Extraordinary General Shareholders’ Meeting of CVH approved the corporate reorganization process consisting of the merger by absorption of VLG and the Pre-merger Commitment. The Definitive Merger Commitment was executed by public deed dated June 5, 2023.

On September 1, 2023, IGJ proceeded to register in its Public Registry the merger by absorption of VLG and its dissolution without liquidation with effect from January 1, 2023.

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

The Telecom Shareholders’ Agreement provides, among other matters, the following:

●	Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;
●	FTL and CVH undertook to execute a voting trust agreement (the “Voting Trust Agreement”), which was formalized on April 15, 2019, pursuant to which FTL and VLG Argentina contributed 235,177,350 Class A Shares and 235,177,350 Class D Shares of Telecom, respectively, to a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and Fintech Telecom LLC each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Telecom Shareholders’ Agreement, in which case such shares will be voted by the co-trustee of Fintech Telecom LLC in accordance with the vote of Fintech Telecom LLC or following the instructions of Fintech Telecom LLC;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

●	The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17. Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;
●	Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the Chief Executive Officer and all key employees of Telecom and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the Chief Financial Officer and the Internal Auditor;
●	An executive committee of Telecom will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our Audit Committee and three members of our Supervisory Committee (comisión fiscalizadora) and FTL will be entitled to designate one member of the Audit Committee and two members of the Supervisory Committee;
●	Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the TEO Shareholders Agreement;
●	We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the BYMA and the New York Stock Exchange, respectively;
●	Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Parties and (ii) the right for such other SHA Parties to purchase fifty percent (50%) of the shares to be purchased from the third party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;
●	In the event that a tender offer (oferta pública de adquisición) was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger) representing up to 2% of Telecom’s total capital stock, see “Item 7— Major Shareholders and Related Party Transactions — Major Shareholders—Public tender offer due to change of control”;
●	Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;
●	The SHA Parties agree to cause us to declare and pay dividends if our consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and
●	Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

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

Transactions with related parties of Grupo Clarín for the year ended December 31, 2023 resulted in income for telecommunication services rendered by us of approximately P$1,299 million and expenses for services received of approximately P$25,399 million.

Transactions with associates and joint venture resulted in income for services rendered of P$219 million as of December 31, 2023. Additionally, transactions with associates and joint venture resulted in expenses of P$870 million as of December 31, 2023.

As of December 31, 2023, we had no loans outstanding to the executive officers of Telecom Argentina.

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

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2023, 2022 and 2021—Factors Affecting Results of Operations”.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.    THE OFFER AND LISTING

The number of shares as of December 31, 2023, was as follows:

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

Certain historical information regarding the BYMA is set forth in the table below.

	2023	2022	2021
Market capitalization (P$ billions) (1)	42,042	9,358	4,287
As percent of GDP (2)	21	12	10
Volume (P$ million) (1)(3)	379,665,221	110,512,821	57,837,432
Average daily trading volume (P$ million) (1)(3)	1,562,408	451,073	232,278
Number of traded companies (including Cedears)	370	338	325
(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).
(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 2023. The amount of 2023 is based on the last information available as of the filing date.
(3)	The amount of 2023 is based on the sum of the information published monthly.

Source: Instituto Argentino de Mercado de Capitales

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. General Extraordinary Shareholders’ Meeting and Class A Shares and Class D Shares Special Shareholders’ Meetings held on October 10, 2019 approved the amendment of Sections 4, 5 and 6 of the Bylaws, so that Class A Shares and Class D Shares may be certified shares in accordance with applicable law or book-entry shares, as decided by Class A Shares and Class D Shares Special Shareholders’ Meetings, respectively. The registration of these amendments before IGJ occurred on March 13, 2020. Afterwards, General Extraordinary Shareholders’ Meeting and Class A Shares and Class D Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of Section 10 of the Company’s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of five calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of one day, and to establish new means of notification of calls for said Meetings. The registration of these amendments before IGJ occurred on February 1, 2021.

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

Shareholders’ Meetings

Shareholders’ Meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an Annual Ordinary Shareholders’ Meeting in each fiscal year to consider the matters outlined in Section 234 of the GCL, Section 71 of Law No. 26,831 and CNV rules, including but not limited to:

●	approval of Telecom Argentina’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;
●	election, removal and remuneration of directors and members of the Supervisory Committee;
●	allocation of profits; and
●	appointment of external auditors.

Matters which may be considered at these or other ordinary meetings include, but are not limited to:

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●	consideration of the responsibility of directors and members of the Supervisory Committee; and
●	capital increases and the issuance of notes.

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

The quorum for Extraordinary Shareholders’ Meetings is 60% of the capital stock entitled to vote. If there is no quorum at the extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be called. The quorum for extraordinary shareholders’ meeting in a second call is the 30% of the present capital stock. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters, including:

●	mergers and spin-offs, when Telecom Argentina is not the surviving entity;
●	anticipated liquidation;
●	change of Telecom Argentina’s domicile to a domicile outside Argentina;
●	total or partial repayment of capital; or
●	a substantial change in the corporate object and purpose.

Each of these actions requires a favorable vote of more than 50% of all the capital stock entitled to vote.

In some of these cases, a dissenting shareholder is entitled to appraisal rights.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Upon the approval of the financial statements, the shareholders determine the allocation of Telecom Argentina’s net profits (if any). Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (IFRS Accounting Standards in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted or reconstituted. In addition, the Telecom Shareholders Agreement includes certain provisions with respect to the payment of dividends under certain circumstances Under CNV rules, a Shareholders’ Meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the GCL. The Shareholders’ Meeting must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the GCL requires Argentine companies to allocate 5% of any net profits to a legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As a result of this rules the balance of retained earnings after the allocation approved by the Annual Shareholders’ Meeting should be zero. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS Accounting Standards as from January 1, 2012, should be assigned to a special reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

See Notes 13 and 21 to our Consolidated Financial Statements regarding restrictions on distributions of profits and dividends.

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

FOREIGN INVESTMENT AND EXCHANGE CONTROLS IN ARGENTINA

On September 1, 2019, the Argentine government issued Decree No. 609/19 (the “FX Decree”) by which foreign exchange controls were temporarily reinstated until December 31, 2019, which were subsequently extended, not providing for a specific expiration date. The FX Decree: (i) reinstated exporters’ obligation to repatriate proceeds from exports of goods and services in the terms and conditions set forth by the BCRA and liquidate such foreign currency-denominated proceeds to Pesos through the FX Market; and (ii) authorized the BCRA to (a) regulate the access to the FX Market for the purchase of foreign currency and outward remittances; and (b) establish regulations to prevent practices and/or transactions aimed to bypass the measures adopted on the FX Decree.

A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 7953/24 issued by the BCRA on January 26, 2024. Below is a description of the main exchange control measures in effect as of the date of this Annual Report, that apply to the Company and its operations:

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

Specific provisions for inward remittances

Exports of services

Pursuant to Section 2.2 of Communication “A” 7953, exporters shall repatriate and settle in the FX Market, the proceeds from exports of services within five business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Subject to certain requirements, the proceeds may be applied to the payment of principal and interest under foreign financial debt or registered domestic debt securities, or to the repatriation of foreign investments.

On June 2, 2022, by virtue of Communication “A” 7518 (amended by Communication “A” 7520 and Communication “A” 7766), the BCRA created a foreign currency availability regime for exportation of services. Thus, the legal entities who export telecommunication services, IT services, information services, among others, may have up to US$12,000 per year in accounts in local financial entities without the requirement of settlement in Pesos. In order to access this benefit, the legal entity must: (i) have an affidavit stating that the established limit is not exceeded, that the deadlines for the sale, realization or acquisition of securities (which are identical to those applied for access to the Foreign Exchange Market) are complied with in order to request the use of this mechanism and that the use of this mechanism must be tax neutral; (ii) be a beneficiary of the Regime for the Promotion of Knowledge Economy Exports (Chapter II of Decree 679/22); and iii) the intervening entity must additionally have an affidavit from the client stating that the collections that cease to be settled correspond to exports of services that are related to activities associated with the knowledge economy.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of Communication “A” 7953, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within five business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

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

Specific provisions for outflow of funds through the FX Market

Payment of dividends and corporate profits

In accordance with Section 3.4 of Communication “A” 7953, access is granted to the local FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

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
●Certification of increase of exports of goods: The client must have a “Certification of increase of exports of goods”, for the years 2021 to 2023, for the equivalent to the value of profits and dividends that are paid to the client.
●Documentation requirements: Dividends must result from closed and audited balance sheets.
●When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. Also, it must be verified that the operation has been declared, if applicable, in the most recent External Assets and Liabilities Reporting Regime report.

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
●in case the lender is a related party, prior authorization from the BCRA for the access to the FX Market for the payment of financial debt, which is required until December 31, 2024, shall not be necessary provided (i) that the transactions are for local financial entities' own operations, (ii) the proceeds have been settled for Pesos in the FX Market as of October 2, 2020, (iii) the indebtedness has an average life of at least two years, (iv) the client has a "Certification of increase of exports of goods” for the years 2021 to 2023 issued in accordance with the provisions of Section 3.18. of Communication “A” 7348 for the equivalent of the principal amount to be paid; (v) it is a financial indebtedness abroad with an average life of not less than two years liquidated between August 27, 2021 and December 12, 2023 and that was used to pay commercial debts for the importation of goods and services as from the issuance of a “Certification of entry of new financial indebtedness abroad” under Section 1. of Communication “A” 7348 and concordant; and (vi) it is a financial indebtedness abroad included in the mechanism of Section 7.11. of Communication “A” 7953 and the date of access is consistent with the conditions required to be included in such mechanism.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

If such remittance is used to make a prepayment more than three (3) business days prior to the scheduled payment date, then:

(1)if the prepayment is made simultaneously with the disbursement of a new foreign financial indebtedness: (a) the prepayment shall be made simultaneously with the transfer to Argentina and settlement for Argentine Pesos of the proceeds from a new financial debt and/or a new prefinancing of foreign exports, (b) the average life of such new debt shall be longer than the average life of the debt that is being prepaid, (c) the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid, and (d) in the event that the new indebtedness is a pre-financing of foreign exports, the entity must have an affidavit from the client stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections to the cancellation of the principal prior to the maturities computed for the purposes of compliance with the conditions indicated above;
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
(3)if the prepayment of principal and interest of a debt title registered in the country is made simultaneously with the liquidation of a financial indebtedness abroad: (a) the prepayment will be made simultaneously with the liquidated proceeds of a new foreign financial indebtedness; (b) the average life of the new indebtedness will be longer than the average remaining life of the debt security being precanceled; and (c) the aggregate principal maturities of the new indebtedness will at no time exceed the aggregate principal maturities of the debt security being cancelled; and
(4)if the prepayment of principal and interest debt title registered in the country is made simultaneously with the liquidation of a new debt title: (a) the prepayment will be effected simultaneously with the proceeds from the issuance of a new debt security with public registration in the country, denominated and subscribed in foreign currency and whose services are payable in foreign currency in the country; (b) the average life of the new security will be longer than the average remaining life of the debt security being precanceled; and (c) the cumulative amount of principal maturities of the new debt security at no time may exceed the amount that would have accrued principal maturities of the debt security being cancelled.

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

Specific provisions for securities transactions

Limitations related to the sale or transfer of securities and other assets.

In order to make payments abroad through the FX Market, the company must, in addition to the requirements applicable in each case, present an affidavit stating that on the day on which it requests access to the market and in the previous 90 calendar days, in the case of securities issued under Argentine law and in the previous 180 calendar days in the case of securities issued under foreign law, directly or indirectly or for the account and order of third parties, has not carried out the transactions mentioned below and that it undertakes not to carry out such transactions as from the moment access is requested and during the following 90 calendar days and 180 calendar days, respectively:

(i) sales in the country of securities with settlement in foreign currency;

(ii) exchanges of securities issued by residents for foreign assets;

(iii) transfers of securities to foreign depositories;

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In such affidavit, the following transactions shall not be taken into account:

(i)

transfers of securities to foreign depositories made or to be made by the customer for the purpose of participating in an exchange of debt securities issued by the national government, local governments or private sector resident issuers;

(ii)

the delivery of local assets for the purpose of cancelling a debt with an export credit agency or a foreign financial institution, to the extent that it occurs upon maturity as a consequence of a guarantee clause provided for in the debt contract; and

(iii)

sales of securities with settlement in foreign currency in the country or abroad when the totality of the funds obtained from such settlements have been or will be used within 10 days following certain operations.

When the client is a legal entity, Communication “A” 7327 (as amended by Communication “A” 7766) establishes the same requirements in relation to its direct controlling and holders (defined in accordance with the BCRA rules indicated therein). Besides identifying in detail the persons or legal entities that exercise a direct control relationship over it, it must indicate the legal entities with which it forms part of the same economic group. And, for this purpose, the companies that share a control relationship of the type defined in the rules of "Large exposures to credit risk" must be considered as members of the same economic group.

Also, Communication “A” 7142 established that securities transactions arranged abroad may not be settled in Pesos in the country, and only those transactions arranged in the country may be settled in Pesos in the country.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Duly registered securities that are denominated and payable in foreign currency in Argentina between residents

In accordance with Section 3.6 of Communication “A” 7953, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed as of September 1, 2019 is prohibited, except for payments, as from their maturity, of principal and interest of (i) loans in foreign currency granted by local financial entities (including payments of credit cards); (ii) the issuance of debt securities for the refinancing of the debt transactions entered into as of September 1, 2019 that result in an increase in the average life of the debt; (iii) the issuance of debt securities with public registry in Argentina as of November 29, 2019, denominated, subscribed and payable in foreign currency, to the extent the proceeds have been settled through the FX Market; (iv) the issuance of debt securities with public registration in the country, (a) with an average life of not less than two years, denominated in foreign currency and whose services are payable abroad or in foreign currency in the country, made between October 9, 2020 and December 31, 2023, (b) which were delivered to creditors of financial indebtedness abroad and/or debt securities with public registration in the country denominated in foreign currency with due dates between October 15, 2020 and December 31, 2023; which were delivered to creditors of financial indebtedness abroad and/or debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, as part of the refinancing plan duly required in Section 7. of Communication “A” 7106 and related provisions (provisions included in Section 3.17. of the Annex to Communication “A” 7953), based on the following parameters: (1) the amount of principal for which the foreign exchange market was accessed up to December 31, 2023 did not exceed 40% of the amount of principal maturing, except when for an amount equal to or greater than the excess the debtor either registered settlements in the foreign exchange market as of October 9, 2020 for issues of debt securities with public registration abroad or other financial indebtedness abroad or registered settlements in the foreign exchange market as of October 9, 2020 for issues of debt securities with public registration abroad or other financial indebtedness abroad or it had a "Certification of increased exports of goods" for the years 2021 to 2023 issued under Section 3.18., and(2) the remaining principal maturing was, at least, refinanced with a new indebtedness abroad with an average life of two years greater than the average remaining life of the refinanced principal; (v) the issuance of debt securities with public registry in Argentina as of January 7, 2021, denominated and payable in foreign currency in Argentina, to the extent they were issued to refinance preexisting debts with an increase in the average life, when applicable, to the amount of refinanced capital, the interests accrued up to the date of refinancing, and, if the new debt securities do not register principal maturities in the first two years, an amount equivalent to the interest that would accrue in the first two years for the debt that is refinanced prior to maturity and/or for the postponement of the refinanced principal and/or for the interest that would accrue on the amounts thus refinanced; and (vi) the issuance of debt titles with public registration abroad or in Argentina, denominated in foreign currency, and payable in Argentina or abroad, to the extent that the registration of the customs entry of goods for a value equivalent to the financing received is demonstrated.

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
3)if the prepayment is made in the context of the simultaneous settlement of a new external financial indebtedness, see item 3 under “Payment of principal and interest on external financial indebtedness” above; and
4)if the prepayment is made in the context of the simultaneous settlement of a new debt title, see item 3 under "Payment of principal and interest on external financial indebtedness" above.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Access to the FX Market by local trusts for principal and interest payments

Pursuant to Section 3.7 of Communication “A” 7953, local trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly.

Derivatives transactions

Section 3.12 of Communication “A” 7953 provides that derivative transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, that settle in Argentina, shall be made in Pesos.

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

(B) the Foreign Liquid Assets Holdings affidavit (Communication No. 7030, as amended) and/or Argentine certificates of deposits representing foreign shares, stating that (1) all of the foreign currency that the client holds in Argentina is deposited in local bank accounts and that it does not have more than US$100,000 in available foreign liquid assets (excluding funds deposited abroad that cannot be used because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements or funds set up to guarantee foreign derivative transactions) and/or Argentine certificates of deposits representing foreign shares; and, at the beginning of the day in which it requests access to the FX Market, subject to certain exceptions, and (2) the client undertakes to settle in Pesos through the FX Market, within five business days of its availability, those foreign proceeds resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020. Such amount may be exceeded provided the amount in excess (a) was used on the same date to make payments that would have had access to the local exchange market; (b) was transferred in favor of the client to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 5-working day period has not elapsed; (d) consists in funds deposited in foreign bank accounts resulting from foreign financial indebtedness and its amount does not exceed the equivalent to be paid for principal and interests in the next 365 calendar days; (e) are funds deposited in foreign bank accounts originated in the issuance of debt securities executed within the previous 120 calendar days and susceptible to be included in the provisions of Sections 7.11.1.5. and 7.11.1.6. of Communication “A” 7953; or (f) are funds deposited in foreign bank accounts originated in the sale of securities with settlement in foreign currency referred to in Section 3.16.3.6.iii) of Communication “A” 7953; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(C) the Transactions with Public Securities and other assets affidavit (Communication No. 7001, as amended), where the client must acknowledge that, on the day on which it requests access to the FX Market and in the previous 90 days in the case of securities issued under Argentine law and in the previous 180 days in the case of securities issued under foreign law, directly or indirectly or on behalf of and to the order of third parties: (i) has not arranged sales in the country of securities with settlement in foreign currency; (ii) has not made exchanges of securities issued by residents for foreign assets; (iii) has not made transfers of securities to depository entities abroad; (iv) has not acquired in the country securities issued by non-residents with settlement in Pesos; (v) has not acquired Argentine certificates of deposit representing foreign shares; (vi) has not acquired securities representing private debt issued in foreign jurisdictions; and (vii) has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any individual or legal entity, whether resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. In addition, it must acknowledge that it will refrain from entering into any of such transactions during a 90-day term as from the date thereof, in the case of securities issued under Argentine law, and during a 180-day term in the case of securities issued under foreign law, directly or indirectly or on behalf and order of third parties. Additionally, when the client is an entity, the sworn statement must include (i) the data of the individuals or legal entities that directly control the entity and of other legal entities with which it is part of the same economic group, and (ii) the statement that, at the time of access to the Exchange Market and during the 180 days prior to such request, it has not delivered foreign currency or local liquid assets (except funds deposited in local financial entities), in Argentina, to any person directly controlling it, outside normal transactions of acquisition of goods and services between residents, or to other companies with which it is part of the same economic group.

Repayment of principal and interest of imports of goods and services.

Pursuant to Section 3.3 of Communication “A” 7953, access to the FX Market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

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

Exceptions to the liquidation regime

Through Communication “A” 7664, it was stipulated, among other issues, that the beneficiaries registered in the Regime for the Promotion of the Knowledge Economy will be exempted from the obligation to settle the collection of exports of goods and services that have entered through the foreign exchange market within the terms established in each case and correspond to activities of the knowledge economy, to the extent that they have a "Certification of increase of exports associated to the knowledge economy (Decree No. 679/22)".

Finally, legal entities that have a "Certification for direct investment contributions within the framework of the Regime for the Promotion of the Knowledge Economy (Decree No. 679/22)" may, when the conditions set forth in point 8 of the regulation are met, access the foreign exchange market from an exchange and/or arbitrage with funds deposited in its "Special account for the regime for the promotion of the knowledge economy" in order to carry out the operations listed in item 7 of Decree No. 679/22.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Income and liquidation of advances, prefinancing and post-financing from foreign sources

Advances, pre-financing and post-financing from abroad must be deposited in the foreign exchange market within 5 working days from the date of collection or settlement abroad, with an additional term of 10 calendar days to settle them in the foreign exchange market.

For exports under Decree No. 28/23, the foregoing shall be deemed to have been complied with when the exporter has entered and settled in the foreign exchange market an amount not less than 80% of the equivalent value of the advances, pre-financing and post-financing and for the unsettled portion has entered into purchase and sale transactions with securities, in which securities are acquired with settlement in foreign currency and sold with settlement in local currency in the country.

In addition, by means of Communication “A” 7740 and 7953, the BCRA provided, among other things, that the term of 180 calendar days to enter and settle advances, pre-financing and post-financing from abroad shall also apply when: i) the transfer of foreign currency has entered the correspondent account of the local entity as from April 10, 2023 and until December 31, 2024 and ii) the customer has registered foreign currency settlements in the foreign exchange market for advances, pre-financing and/or post-financing from abroad in the year 2022 for an amount equal to or greater than the equivalent of US$ 100,000,000 and the customer deposits the funds for credit in a "Special account for crediting export financing" of its ownership until the foreign currency settlement is completed or undertakes that the funds will remain credited in the correspondent account of the entity until their entry through the foreign exchange market is completed. The retransfer abroad of the funds that remain as transfers pending settlement shall require the prior approval of the BCRA.

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

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019 and Law No. 27,630 published in the Official Gazette on June 16, 2021, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate , provided that they are distributed to Argentine resident individuals and foreign shareholders.

No dividend withholding tax applies if dividends are distributed to the aforementioned Argentine corporate entities required to assess the dividend withholding tax.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

c.    Nonresident’s capital gains tax

Law No. 27,430 and the income tax regulatory Decree (O.T 2019), maintain a 15% capital gains tax (calculated on the actual net gain or a presumed net gain equal to 90% of the sale price) on the disposal of shares or securities by nonresidents. However, nonresidents are exempt from the capital gains tax on gains realized from the sale of (a) Argentine shares in the following cases: (i) when the shares are placed through a public offering authorized by the CNV, (ii) when the shares were traded in stock markets authorized by the CNV, under segments that ensure priority of price-time and interference of offers, or (iii) when the sale, exchange or other disposition of shares is made through an initial public offering and/or exchange of shares authorized by the CNV; and (b) depositary shares or depositary receipts issued abroad, when the underlying securities are shares (i) issued by Argentine companies, and (ii) with authorization of public offering. The exemptions will only apply to the extent the foreign beneficiaries reside in, or the funds used for the investment proceed from, jurisdictions considered as cooperating for purposes of the exchange of tax information.

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

Section 24 of Decree No. 862/19 list the “non-cooperating jurisdictions” for Argentine tax purposes as of the date of this Annual Report. Argentine tax authorities are required to report updates to the Ministry of Finance to modify such list. On January 27, 2023, Decree No. 48/2023 was published in the Official Gazette, whereby the PEN amended the aforementioned Section 24. Due to the changes introduced by Decree No. 48/2023, the following jurisdictions are removed from the list of non-cooperative jurisdictions: the Republic of Paraguay, Bosnia and Herzegovina, Mongolia, Montenegro, the Kingdom of Swaziland, the Kingdom of Thailand, the

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Pursuant to Law No. 27,541, as of December 31, 2023, 2022 and 2021, the tax rate is 0.50%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements. According to Article four of AFIP General Resolution No. 3,363 (and amendments), it is understood that the last financial statements of an Argentine entity that must be considered are those prepared under Argentine GAAP without considering the effect arising from the changes in the purchasing power of the currency. AFIP had ratified this criterion on several occasions. Notwithstanding this, during 2022, we learned that AFIP has modified its opinion and understands that the financial statements that must be used as the calculation basis for the determination and liquidation of the tax are those that were submitted for consideration and approved by the body competent company according to the type of company in question. That is, if the company applies IFRS Accounting Standards, the financial statements prepared with such standards should be used. We understand that the new tax interpretation contradicts the provisions of Article four of AFIP General Resolution No. 3,363 (and amendments) so we did not adopt it since we do not share the tax criterion.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

On May 30, 2023, it was reported that the federal administrator of Public Revenue, Carlos Castagneto and his counterpart from the Internal Revenue Service (IRS), Holly Paz, signed a competent authority agreement that aims to establish the rules and procedures for the exchange automatic information defined in the Foreign Account Tax Compliance Act (“FATCA”) agreement.

On March 13, 2024, the official text in Spanish of the Agreement between the Government of the Argentine Republic and the Government of the United States of America to Improve International Tax Compliance and to Implement FATCA was published in the Official Gazette.

The Agreement, signed by both countries on December 5, 2022, in the English language, became effective on January 1, 2023, pending the drafting of the official text in Spanish, on which the parties recently agreed and was published on the date indicated in the previous paragraph.

United States federal income taxes

The following discussion is a summary of certain U.S. federal income tax consequences for a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs or Class B Shares underlying ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including alternative minimum tax and Medicare contribution tax on net investment income. This summary applies only to U.S. holders that hold ADSs or Class B Shares underlying ADSs as capital assets for U.S. federal income tax purposes and does not address investors that are members of a class of holders subject to special rules, such as:

●	financial institutions;
●	dealers in securities or currencies;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	life insurance companies;

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●	persons that hold ADSs or Class B Shares underlying ADSs that are a hedge or that are hedged against interest rate or currency risks;
●	persons that hold ADSs or Class B Shares underlying ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares underlying ADSs;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	tax-exempt entities;
●	persons that own or are deemed to own 10% or more of our stock, measured by voting power or value;
●	persons who acquired ADSs or Class B Shares underlying ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or Class B Shares underlying ADSs in connection with a trade or business conducted outside of the United States.

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

Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends”. Dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a stablished securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2024 taxable year or the foreseeable future, although there can be no assurance in this regard. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

Foreign tax credit considerations

Subject to generally applicable limitations and conditions, Argentine dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Argentine tax on dividends generally will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Argentine tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Argentine tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions with respect to ADSs or Class B Shares will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

As discussed above in “—Argentine Taxes—Income Tax - Capital Gains,” capital gains realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs are generally exempt from tax under current Argentine law. If Argentine tax is imposed in the future on the sale or other disposition of the ADSs or Class B Shares underlying the ADSs, a U.S. holder generally will not be entitled to credit any such Argentine tax against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or Class B Shares underlying the ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Argentine tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the ADSs or Class B Shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year.

In addition, amounts paid on account of the personal assets tax (as described in “—Argentine Taxes—Personal assets tax”) generally will not be treated as an income tax for U.S. federal income tax purposes and will consequently not be eligible for credit against a U.S. holder’s federal income tax liability.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws the temporary guidance. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their particular situations.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2023, that are sensitive to changes in foreign exchange rates, market prices and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

The continuous devaluation of the Argentine peso over the last few years, being 356.3% in 2023 and in particular 124.2% in the December 2023, has had and still has a negative impact on the payment of debts denominated in foreign currency and any further devaluation may have a negative effect on our financial situation and the results of our operations.

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

b)       Interest Rate Risk

Within its structure of borrowings, Telecom and its subsidiaries have bank overdrafts denominated in Argentine Pesos accruing interest at rates that are reset at maturity, notes and other financial entities’ loans denominated in Argentine Pesos, U.S. dollar, RMB and Guaraníes that bear interest at fixed and variable rates.

c)       Price Risk

The Company’s investments in financial assets at fair value through profit or loss are subject to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

The risk management policies of Telecom to reduce the effect of changes in interest rates, consists of using the different DFI that amounts to $149,008 million as of December 31, 2023, that convert variable rates into fixed rates.

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may make available to the Company a set amount or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may also agree to reduce or waive certain fees described above, that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, the Company and/or certain shareholders of the Company. For the year ended December 31, 2023, the Depositary reimbursed Telecom Argentina approximately US$ 176,513 in connection with the ADR program.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our chief executive and financial officers, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023 (the “Evaluation Date”). Based upon that evaluation, our chief executive and financial officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Telecom’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. Internal control over financial reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Telecom;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that receipts and expenditures of Telecom are being made only in accordance with authorizations of Management and directors of Telecom; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telecom’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2023. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2023 has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

On April 27, 2023, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year’s Annual Shareholders’ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. In conducting this evaluation, the Board of Directors took into account Mr. Harrison’s professional background and educational training. See “Item 6—Directors, Senior Management and Employees—The Board of Directors”.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2023 and 2022. Figures are not restated for inflation.

Services Rendered	2023	2022
Audit fees (1)	677.1	288.3
Audit related fees (2)	52.7	7.3
Tax fees (3)	59.1	39.3
All other fees (4)	3.2	1.2
Total	792.1	336.1
(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2023 and 2022, limited reviews of interim financial statements presented during 2023 and 2022, SEC filing reviews and other attestation services.
(2)	Includes fees billed for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees. In 2023 and 2022, all other fees include primarily fees paid for subscription to business publications and other non-audit related permitted services.

Audit Committee Pre-approval Policies and Procedures

The engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries are pre-approved by the Audit Committee.

PART II	TELECOM ARGENTINA S.A.

The Pre-Approval Procedures provide for services that require:

●	specific pre-approval—to be approved on a case-by-case basis; and
●	general pre-approval—any category or general kind of service that come within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

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

●	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the ten member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.
●	Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.
●	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.
●	Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.
●	Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

PART II	TELECOM ARGENTINA S.A.

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer regime, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2023 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 11, 2024. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying, and managing risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, data breach; violation of privacy laws and other litigation and legal risk; and reputational risk. We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes, and procedures developed on the basis of the guidelines and criteria addressed by Law No. 25,326 (on personal data protection) and the Payment Card Industry Data Security Standard (PCI DSS).

We have a dedicated cybersecurity structure - the Department of Cybersecurity, under the CTO, led by a Chief Information Security Officer (CISO) and further composed of the Departments of i) Architecture Development & Engineering, ii) Business Information Security Officer (BISO) Enablers Community, iii) Cyber Defense Center, and iv) Governance, Risk, Compliance & Incidents ("GRCI"). The functions of our Department of Cybersecurity have been integrated into the Company's general risk systems and processes by incorporating the BISO Department teams by business.

The Department of Cybersecurity is responsible for establishing a set of preventive and reactive measures that affect data processing and enable the protection of information. In addition, it conducts the analysis and evaluation of risks related to cybersecurity threats that may impact the Company, in coordination with the GRCI Manager and other cybersecurity leaders. It also ensures the security of computer systems, electronic systems, networks, computers, servers, and data from malicious attacks. The CISO is responsible for reporting findings to Management. (For further information, see below “Governance - Management”).

Key functions of the Department of Cybersecurity include:

-Preventing unauthorized individuals, entities, or processes from accessing or modifying information;

-Ensuring that all critical business services and information are available when required for authorized users, entities, or processes;

-Identifying risks and proposing security solutions to respond to and monitor them;

-Overseeing, communicating, and executing technical implementations of security solutions for business objectives;

-Proactively searching for threats to achieve early identification and isolation, thereby minimizing the impact on the Company's assets, products, and businesses;

-Maintaining and developing cybersecurity policies and controls to ensure compliance with the mentioned standards and regulations;

PART II	TELECOM ARGENTINA S.A.

-Conducting a comprehensive and thorough review of the credit card data processing environment in accordance with the PCI DSS, for which certification was obtained in early 2023. As of the date of this Annual Report, the Department of Cybersecurity is in the process of obtaining the recertification; and

-Assessing each cyber event and evaluating its consequences after the attack has been mitigated, among others.

The Cybersecurity Department's processes are annually reviewed, tested, updated and approved by the GRCI Department. If updates to the processes arise from the review, they are carried out. The final review of the processes is carried out by the CISO.

Between the main processes of the Cybersecurity Department, we can mention the following: incident response, security awareness and training, penetration testing, vulnerability management, security monitoring, threat detection and response, and threat intelligence.

The Company does not engage consultant services to carry out its cybersecurity processes. However, Telecom contracted the PCI audit service, since a Qualified Security Assessor (QSA) is needed to provide such certification.

As of the date of this Annual Report, our insurance policy does not cover damages caused by cyberattacks and other similar events.

Third-Party Service Provider

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers, subject to the terms of the contract established with them. We require in our contracts that third-party services comply with our security policies through Request for Proposals (RFPs).

The Department of Cybersecurity oversees the process and, if any risk is detected, instructs them to comply with the Company's cybersecurity policies.

Training

The Department of Cybersecurity conducts awareness campaigns and training sessions for employees with a focus on: Secure passwords, phishing, social engineering, PCI DSS standards, data leakage, security on WhatsApp and social networks, data protection, and secure development, among others.

Incident Response Plan

We have a critical incident notification process that actively involves and engages the Department of Cybersecurity along with areas such as: Data Center Incidents, Internal Communications, External Communications, B2C Incidents, B2B Incidents, and the relevant business area depending on the incident's impact. The goal is to detect, respond to, and recover from cybersecurity incidents. This includes processes for classifying, assessing severity, escalating, containing, investigating, and remediating the incident. Additionally, the plan is designed to comply with applicable legal obligations and mitigate damage to the brand and reputation.

To this end, we established an Evaluation Committee to assess the materiality of high-criticality incidents. The Evaluation Committee consists of GRCI, the business areas involved in event management (B2C, B2B, etc.), Accounting Reporting, Risk Management, Legal, External Communications and Media and SOX. The Department of GRCI (part of the Department of Cybersecurity, which is lead by the CISO) is responsible for instructing the Evaluation Committee to coordinate and defining the qualitative and quantitative assessment of the incident.

If the preliminary assessment of the Evaluation Committee determines that the event might be material, our policy provides that an Approval Committee composed of the CEO, CFO and the CTO will be convened. The Approval Committee is responsible for supervising the materiality determination of the Evaluation Committee, and, if appropriate, sends relevant information for review to the Audit Committee. If the Audit Committee confirms that the incident is material, the incident is communicated to the Executive Committee and the incident is publicly disclosed according to applicable laws and regulations.

PART II	TELECOM ARGENTINA S.A.

Risks from Cybersecurity Threats

In 2023, 2022 and 2021, our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. We also did not experience any significant information security breaches in 2023, 2022 and 2021, and the associated expenses, including penalties and settlements, were immaterial. See “Item 3—Key Information—Risk Factors—A cyberattack, could adversely affect our business, balance sheet, results of operations and cash flow” of this Annual Report for more information on our cybersecurity related risks.

Governance

Management

The cybersecurity risk management processes delineated above are managed by our CISO. The CISO has extensive cybersecurity experience. The CISO has 30 years of experience in Cybersecurity matters, with experience in the design, implementation, auditing and analysis of computer security risks. He is a professor of Cybersecurity Management and Strategy at the CEMA University of Buenos Aires. As part of our cybersecurity risk management, the CISO must be informed about relevant incidents by the GRCI Manager, who informs the CISO about the prevention, detection, mitigation and remediation of those relevant incidents.

The CISO meets regularly with both the Executive Committee and the Audit Committee to discuss cybersecurity processes, cybersecurity risks, initiatives and mitigation efforts.

In addition, in accordance with the “Incident Response Plan,” if an incident is determined to be material, the CISO and the Approval Committee are in charge of communicating information about the incident to the Audit Committee and, in the case the incident must be disclosed, to the Executive Committee.

Board of Directors

At the Board level, the Audit Committee is ultimately responsible for overseeing the Company’s financial and non-financial risks, including cybersecurity threats. To fulfill this responsibility, the Audit Committee holds meetings regularly and when needed, at which the CISO reports on cybersecurity events and provides updates on current risks. Also, the Audit Committee meets the CISO in case of the existence of a material event, as disclosed in “Incident Response Plan”. These reports may include information about the cybersecurity incidents and the responses to them.

The CISO reports on significant cybersecurity incident-related activities in accordance with the “Incident Response Plan” to both the Executive Committee and the Audit Committee.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.    FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-96.

The following financial statements are filed as part of this Annual Report:

PART III	TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – CGU of Telecom

As described in Notes 3.l), 3.m), 3.u), 3.u.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was $ 1,543,964 million as of December 31, 2023, and the goodwill assigned to a cash generating unit related to operations carried out by the Company and its subsidiaries in Argentina (“the CGU of Telecom”) was $ 1,535,508 million as of December 31, 2023. Management tests for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that the carrying value of the goodwill might be impaired. The carrying value of the goodwill is considered impaired by management when the carrying value of the CGU of Telecom is higher than its recoverable value. The recoverable value of the CGU of Telecom was calculated based on the fair value less the costs of disposal (hereinafter “FVLCD”). The assessment of the FVLCD of the CGU of Telecom included significant judgments by management in determining the market capitalization value of the Company adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value, (iii) an estimated control premium (determined by the management with the assistance of advisors, based in the values observed in market transactions) and (iv) estimated disposal costs in an orderly transaction.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the CGU of Telecom is a critical audit matter is the significant judgment applied by management when developing the assessment of the recoverable value of the CGU of Telecom, which was determined using FVLCD. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the FVLCD of the CGU of Telecom and to evaluate adjustments made by management to the Company’s market capitalization value, related to the estimated fair value of other CGUs, the effect of the net liabilities not subject to the impairment test at their estimated fair value and the estimated control premium. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the FVLCD for the CGU of Telecom. These procedures also included, among others, evaluating the appropriateness of the FVLCD determination for the CGU of Telecom; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and evaluating the adjustments to the Company’s market capitalization value made by management, including (i) the estimated fair value of other CGUs (ii) the estimated fair value for the net liabilities not subject to the impairment test and (iii) the estimated control premium based in the values observed in market transactions. Evaluating management’ adjustments to Company’s market capitalization value to determine the FVLCD of the CGU of Telecom involved evaluating whether the significant judgements used by management were reasonable considering the consistency with: (i) valuation techniques generally used to determine fair values, (ii) external market data and (iii) evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology used by management to determine the FVLCD and the reasonableness of the adjustments to the Company’s market capitalization value made by management.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Alejandro Javier Rosa

Autonomous City of Buenos Aires, Argentina

March 21th, 2024

We have served as the Company’s auditor since 2003.

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the financial statement reader to understand certain terms as used in these consolidated financial statements.

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

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 27.a).

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

DFI: Derivate Finantial Instrument.

DATDH (Distribución de Señales de Audio y Televisión Directa al Hogar): direct-to-home subscription audio and television services.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FCC: Federal Communications Commission

TELECOM ARGENTINA S.A.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech: Fintech Telecom LLC, a Telecom shareholder.

Fintech services: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

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

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

LSCA (Ley de Servicios de Comunicación Audiovisual o de Medios): Law of Audiovisual Communications Services.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/NYS2/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U.

MULC (Mercado Único y Libre de Cambios): The Argentine Single and Free Exchange Market.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom.

PBU (Prestación Básica Universal Obligatoria): Compulsory universal telecommunication service established by Decree No. 690/20 and regulated by ENACOM Resolution No. 1,467/20.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

PEN (Poder Ejecutivo Nacional): National Executive Power.

TELECOM ARGENTINA S.A.

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

STeFI (Servicios de Telecomunicaciones Fiables e Inteligentes): Reliable and Intelligent Telecommunications Service.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

STMC (Servicio de Telefonía Móvil por Celular): Mobile Telephone Service by Cellular.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to people within a country or specified area.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/ Núcleo/ Personal Envíos/ Tuves Paraguay/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ Micro Fintech Holding: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa and Micro Fintech Holding LLC, respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

Telefónica: Telefónica de Argentina S.A.

URSEC (Unidad Regulatoria de Servicios de Comunicaciones): Communication Services Regulatory Agency

TELECOM ARGENTINA S.A.

USA: United States of America

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

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that was a shareholder of the Company and controlled by CVH. During 2023 it was merged and absorbed by CVH.

WACC: Weighted Average Cost of Capital, discount rate used to discount cash flows in estimating the recoverable value of the Goodwill.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		As of December 31,
ASSETS	Note	2023	2022
Current Assets
Cash and cash equivalents	4	159,774	124,725
Investments	4	123,969	26,074
Trade receivables	5	132,868	117,139
Other receivables	6	44,261	60,841
Inventories	7	31,529	20,079
Assets classified as held for sale		—	2,971
Total current assets		492,401	351,829
Non-Current Assets
Trade receivables	5	252	368
Other receivables	6	9,407	5,198
Deferred income tax assets	15	13,815	7,698
Investments	4	23,808	20,062
Goodwill	8	1,543,964	1,540,713
PP&E	9	2,271,838	2,468,820
Intangible assets	10	906,426	793,489
Right of use assets	11	215,692	195,975
Total non-current assets		4,985,202	5,032,323
TOTAL ASSETS		5,477,603	5,384,152
LIABILITIES
Current Liabilities
Trade payables	12	356,854	277,954
Borrowings	13	563,478	418,411
Salaries and social security payables	14	91,140	117,252
Income tax payables	15	1,562	976
Other taxes payables	16	39,148	30,926
Leases liabilities	17	28,736	28,656
Other liabilities	18	20,460	15,446
Provisions	19	5,340	8,201
Total current liabilities		1,106,718	897,822
Non-Current Liabilities
Trade payables	12	914	992
Borrowings	13	1,564,591	1,042,680
Salaries and social security payables	14	3,729	8,554
Deferred income tax liabilities	15	461,142	797,867
Other taxes payables	16	11	138
Leases liabilities	17	59,909	61,331
Other liabilities	18	9,042	8,125
Provisions	19	26,117	36,292
Total non-current liabilities		2,125,455	1,955,979
TOTAL LIABILITIES		3,232,173	2,853,801
EQUITY
Equity attributable to Controlling Company		2,167,879	2,479,866
Equity attributable to non-controlling interest		77,551	50,485
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	21	2,245,430	2,530,351
TOTAL LIABILITIES AND EQUITY		5,477,603	5,384,152

The accompanying notes are an integral part of these consolidated financial statements

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		For the years ended December 31,
	Note	2023	2022	2021
Revenues	23	2,059,101	2,270,728	2,581,043
Employee benefit expenses and severance payments	24	(514,462)	(568,830)	(556,999)
Interconnection and transmission costs		(60,793)	(69,927)	(92,578)
Fees for services, maintenance, materials and supplies	24	(258,717)	(275,459)	(299,848)
Taxes and fees with the Regulatory Authority	24	(158,189)	(174,360)	(198,619)
Commissions and advertising		(120,602)	(137,536)	(147,962)
Cost of equipment	24	(111,078)	(107,560)	(127,151)
Programming and content costs		(116,172)	(142,441)	(175,606)
Bad debt expenses		(44,652)	(57,118)	(48,424)
Other operating expenses	24	(95,040)	(113,499)	(128,490)
Depreciation, amortization and impairment of Fixed Assets	24	(704,461)	(1,542,467)	(822,272)
Operating loss		(125,065)	(918,469)	(16,906)
Earnings (losess) from associates and joint ventures	4.a	(1,888)	2,550	2,398
Financial costs	25	(634,307)	92,625	174,096
Other financial results, net	25	173,316	100,379	102,811
Income (loss) before income tax		(587,944)	(722,915)	262,399
Income tax benefit (expense)	15	338,257	82,536	(202,105)
Net income (loss) for the year		(249,687)	(640,379)	60,294

Attributable to:
Controlling Company		(257,730)	(647,208)	52,559
Non-controlling interest		8,043	6,829	7,735
		(249,687)	(640,379)	60,294

Earnings per share for income (loss) attributable to the Controlling Company-Basic and diluted	3.t	(119.67)	(300.51)	24.40

See Note 24 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	For the years ended December 31,
	2023	2022	2021

Net income (loss) for the year	(249,687)	(640,379)	60,294

Other comprehensive income
Items that may reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	73,145	(20,989)	(38,761)
DFI effects classified as hedges	1,313	1,893	2,074
Income Tax effects on DFI classified as hedges and others	(362)	(868)	(775)
Items that will not be reclassified to profit or loss
Actuarial results	(420)	87	(212)
Income Tax effects	147	(31)	72
Other comprehensive income (loss), net of tax	73,823	(19,908)	(37,602)

Total comprehensive income (loss) for the year	(175,864)	(660,287)	22,692

Attributable to:
Controlling Company	(206,952)	(662,732)	24,078
Non-controlling interest	31,088	2,445	(1,386)
	(175,864)	(660,287)	22,692

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution
	Outstanding		Reserves
	shares								Equity	Equity
	Capital				Special				attributable	attributable
	nominal				reserve for		Other		to	to non-
	value	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	(1)	adjustment	Surplus	Legal	implementation	(2)	results	earnings	company	interest	Equity
Balances as of January 1, 2021	2,154	857,702	2,316,041	48,539	18,706	369,716	(58,301)	(52,746)	3,501,811	58,592	3,560,403
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	—	—	—	—	—	(52,326)	—	52,326	—	—	—
- Reserves reallocation	—	—	(107,295)	—	—	107,295	—	—	—	—	—
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(5,060)	(5,060)
Resolutions of the General Extraordinary Shareholders’ Meeting held on August 11, 2021:
- Dividends (3)	—	—	—	—	—	(242,761)	—	—	(242,761)	—	(242,761)
Exercise Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual valuation adjustment	—	—	—	—	—	—	407	—	407	(149)	258
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	52,559	52,559	7,735	60,294
Other comprehensive loss	—	—	—	—	—	—	(28,481)	—	(28,481)	(9,121)	(37,602)
Total Comprehensive income (loss)	—	—	—	—	—	—	(28,481)	52,559	24,078	(1,386)	22,692

Balances as of December 31, 2021	2,154	857,702	2,208,746	48,539	18,706	181,924	(86,375)	52,139	3,283,535	51,997	3,335,532
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution	—	—	—	2,479	—	50,080	—	(52,559)	—	—	—
- Reserves reallocation	—	—	(92,734)	—	—	92,734	—	—	—	—	—
Dividends (3)	—	—	—	—	—	(140,937)	—	—	(140,937)	—	(140,937)
Dividends to non-controlling shareholders	—	—	—	—	—	—	(420)	420	—	(3,957)	(3,957)
Comprehensive income:
Net income(loss) for the year	—	—	—	—	—	—	—	(647,208)	(647,208)	6,829	(640,379)
Other comprehensive loss	—	—	—	—	—	—	(15,524)	—	(15,524)	(4,384)	(19,908)
Total Comprehensive income (loss)	—	—	—	—	—	—	(15,524)	(647,208)	(662,732)	2,445	(660,287)

Balances as of December 31, 2022	2,154	857,702	2,116,012	51,018	18,706	183,801	(102,319)	(647,208)	2,479,866	50,485	2,530,351
(1)	See Note 21.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	See Note 4. b).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution
	Outstanding		Reserves
	shares								Equity	Equity
	Capital				Special				attributable	attributable
	nominal				reserve for		Other		to	to non-
	value	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	(1)	adjustment	Surplus	Legal	implementation	(2)	income (loss)	earnings	company	interest	Equity
Balances as of January 1, 2023	2,154	857,702	2,116,012	51,018	18,706	183,801	(102,319)	(647,208)	2,479,866	50,485	2,530,351
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation (1)	—	—	(853,028)	—	—	—	—	853,028	—	—	—
- Reserves constitution (1)	—	—	—	—	—	205,820	—	(205,820)	—	—	—
Dividends (3)	—	—	—	—	—	(104,445)	—	—	(104,445)	—	(104,445)
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(4,020)	(4,020)
Subsidiary acquisition (4)	—	—	—	—	—	—	—	—	—	(2)	(2)
Subsidiary call option (5)	—	—	—	—	—	—	(590)	—	(590)	—	(590)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—		(257,730)	(257,730)	8,043	(249,687)
Other comprehensive income	—	—	—	—	—	—	50,778	—	50,778	23,045	73,823
Total Comprehensive income (loss)	—	—	—	—	—	—	50,778	(257,730)	(206,952)	31,088	(175,864)

Balances as of December 31, 2023	2,154	857,702	1,262,984	51,018	18,706	285,176	(52,131)	(257,730)	2,167,879	77,551	2,245,430
(1)	See Note 21.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	See Note 4.b).
(4)	Correspond to Ubiquo’s acquisition. See Note 1.a).
(5)	This operation represents a transaction between controlling and non-controlling stockholders related to the extension of the purchase option of Adesol’s special purpose entities. Therefore, the payments made by the subsidiary Adesol were recognized directly in “Other comprehensive income (loss)” within equity attributable to controlling company.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		For the years ended December 31,
	Note	2023	2022	2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year		(249,687)	(640,379)	60,294
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		39,732	59,566	57,327
Depreciation of PP&E	24	544,533	619,041	657,448
Amortization of intangible assets	24	87,908	89,215	94,375
Amortization of rights of use assets	24	71,706	67,728	62,661
Impairment of Goodwill	3.m	—	759,722	4,045
Disposals of Fixed Assets and consumption of materials		388	15,053	12,491
Earnings (losses) from associates and joint ventures	4.a	1,888	(2,550)	(2,398)
Financial results and others		280,561	(199,415)	(347,414)
Income tax	15	(338,257)	(82,536)	202,105
Income tax paid (*)		(5,121)	(31,539)	(13,770)
Net increase in assets	4.b	(288,674)	(180,632)	(104,901)
Net increase in liabilities	4.b	472,721	193,212	106,533
Total cash flows provided by operating activities		617,698	666,486	788,796
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(263,939)	(365,141)	(446,375)
Payments for intangible asset acquisitions		(199,569)	(16,255)	(15,408)
Payment for acquisition of subsidiary, net of cash acquired and joint venture		(2,257)	(1,267)	—
Acquisition of call options agreements	3.f.1	(2,496)	—	—
Dividends from associates	4.b	1,204	1,915	1,420
Proceeds from the sale of PP&E and intangible assets		1,155	1,115	953
Net investments acquisitions not considered as cash and cash equivalents		(127,805)	(136,885)	(238,896)
Total cash flows used in investing activities		(593,707)	(516,518)	(698,306)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	4.b	388,169	265,366	389,534
Payment of borrowings	4.b	(228,552)	(212,732)	(305,095)
Payment of interests and related expenses	4.b	(182,855)	(143,908)	(162,673)
Payments of leases liabilities		(44,192)	(47,521)	(40,013)
Transactions with non-controlling interests		(590)	—	(358)
Dividends paid to non-controlling interests in subsidiaries	4.b	(4,020)	(3,827)	(4,512)
Total cash flows used in financing activities		(72,040)	(142,622)	(123,117)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(48,049)	7,346	(32,627)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		124,725	120,408	169,636
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		83,098	(3,029)	(16,601)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		159,774	124,725	120,408

(*)	Years ended December 31,
	2023	2022	2021
Corresponding to Controlling Company	(662)	(28,186)	(11,597)
Corresponding to subsidiaries	(4,459)	(3,353)	(2,173)
	(5,121)	(31,539)	(13,770)

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

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services in Argentina. Additionally, through its subsidiaries, it also provides diverse ICT Services in Uruguay, Paraguay, USA and Chile.

Moreover, through its controlled company Micro Sistemas, the Company provides fintech services related to the use of electronic means of payment, transfers and/or electronic use of money, among others.

Lastly, information on Telecom’s licenses and on the regulatory framework is described under Note 2.

As of December 31, 2023, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

			Telecom Argentina's
			direct/indirect interest
			in capital stock and
Company	Main Activity	Country	votes
Núcleo (a)	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay (a)	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
NYS2 (b) (c)	ICT Services and Audiovisual Communication Services.	Argentina	100.00%
NYSSA (d)	Provision of internet access services.	Argentina	100.00%
Adesol (e)	Holding	Uruguay	100.00%
Opalker	Cybersecurity and related services	Uruguay	100.00%
Ubiquo (f)	Cybersecurity services and products	Chile	95.00%
Telecom USA	Telecommunication services	USA	100.00%
Micro Fintech Holding (g)	Holding	USA	100.00%
(a)	On October 17, 2023, Núcleo’s Board of Directors approved the pre-commitment agreement for the merger by absorption with Tuves Paraguay, which was approved by the Extraordinary Shareholders’ Meeting on November 2, 2023. The Definitive Merger Commitment was approved by the Extraordinary Shareholders’ Meeting on December 20, 2023. The effective date of the merger will be the day after obtaining approval of the merger from the Public Registry of Commerce. As of the date of issuance of these consolidated financial statements, the approval of the merger is still pending.
(b)	As of December 31, 2023 is a dormant entity.

TELECOM ARGENTINA S.A.

(c)	Company indirectly acquired on April 5, 2022 for a total consideration of $0.3 million in current currency of 31 December 2023 through subsidiary Personal Smarthome S.A. In May 2023, the company changed its name from “Personal Smart Security S.A.U.” to “NYS2 S.A.U.” and modified its main activity to ICT Services and Audiovisual Communication Services”. On October 18, 2023, ENACOM granted it the “license to provide ICT Services, whether fixed or mobile, wired or wireless, domestic or international, with or without its own infrastructure.
(d)	Company acquired on June 1, 2022. For further information, see Note 28.
(e)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A. (See Note 3.d. 6)).
(f)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023, for a total amount of US$0.2 million ($106 million in current currency as of December 31, 2023). A goodwill of $265 million was recognized related to this transaction. This acquisition allows the Company to move forward in its regional expansion model with cybersecurity solutions.
(g)	In order to participate and invest in the capital of other companies related to the financial activity, on October 11, 2023, Telecom Argentina established the company Micro Fintech Holding LLC in the State of Delaware, USA. Telecom Argentina is the owner of 100% of the participation in such company. As of the date of issuance of these consolidated financial statements is a dormant entity.

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

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles (provided by IFRS Accounting Standards), it was defined that the Company has a single segment of operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, taking into account that, as of December 31, 2023, activities of Micro Sistemas are not significant. In the same sense, the balances and transactions of the Micro Sistemas business do not exceed any of the quantitative thresholds identified under IFRS Accounting Standards to qualify as reportable segments.

The Executive Committee and the CEO will continue to monitor this business to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

Telecom carries out activities abroad (Paraguay, United States of America, Uruguay and Chile). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in current currency as of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. Operations carried out abroad by Telecom do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, depreciation, amortization and impairment of Fixed Assets.

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the years ended December 31, 2023, 2022 and 2021.

◻	Consolidated Income Statement as of December 31, 2023

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	1,054,683	870,441	1,925,124	80,246	62,669	142,915	(8,938)	2,059,101
Operating costs without depreciation, amortization and impairment of Fixed Assets	(759,759)	(645,509)	(1,405,268)	(46,821)	(36,554)	(83,375)	8,938	(1,479,705)
Adjusted EBITDA	294,924	224,932	519,856	33,425	26,115	59,540	—	579,396

Depreciation, amortization and impairment of Fixed Assets								(704,461)
Operating loss								(125,065)
Losses from associates and joint ventures								(1,888)
Financial cost								(634,307)
Other financial results, net								173,316
Loss before income tax								(587,944)
Income tax benefit								338,257
Net loss								(249,687)

Attributable to:
Controlling Company								(257,730)
Non-controlling interest								8,043
								(249,687)

◻	Consolidated Income Statement as of December 31, 2022

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	504,432	1,622,426	2,126,858	36,528	116,827	153,355	(9,485)	2,270,728
Operating costs without depreciation, amortization and impairment of Fixed Assets	(370,534)	(1,194,810)	(1,565,344)	(21,661)	(69,210)	(90,871)	9,485	(1,646,730)
Adjusted EBITDA	133,898	427,616	561,514	14,867	47,617	62,484	—	623,998

Depreciation, amortization and impairment of Fixed Assets								(1,542,467)
Operating loss								(918,469)

Earnings from associates and joint ventures								2,550
Financial cost								92,625
Other financial results, net								100,379
Loss before income tax								(722,915)
Income tax benefit								82,536
Net loss								(640,379)

Attributable to:
Controlling Company								(647,208)
Non-controlling interest								6,829
								(640,379)

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2021

		Services	Services		Other
		rendered in	rendered in		abroad	Other abroad
	Services	Argentina –	Argentina	Other	segments –	segments
	rendered in	Inflation	restated for	abroad	Inflation	restated for
	Argentina	restatement	inflation	segments	restatement	inflation	Eliminations	Total
Revenues	332,816	2,070,653	2,403,469	26,215	163,537	189,752	(12,178)	2,581,043
Operating costs without depreciation, amortization and impairment of Fixed Assets	(229,554)	(1,445,309)	(1,674,863)	(15,514)	(97,478)	(112,992)	12,178	(1,775,677)
Adjusted EBITDA	103,262	625,344	728,606	10,701	66,059	76,760	—	805,366

Depreciation, amortization and impairment of Fixed Assets								(822,272)
Operating loss								(16,906)

Earnings from associates and joint ventures								2,398
Financial cost								174,096
Other financial results, net								102,811
Income before income tax								262,399
Income tax expense								(202,105)
Net income								60,294

Attributable to:
Controlling Company								52,559
Non-controlling interest								7,735
								60,294

Additional information per geographical area is disclosed below:

	As of December 31
	2023	2022	2021
Sales revenues from customers located in Argentina	1,921,148	2,118,721	2,394,743
Sales revenues from foreign customers	137,953	152,007	186,300

CAPEX corresponding to the segment “Services rendered in Argentina	448,920	356,784	476,746
CAPEX corresponding to the segment “Other abroad segments”	34,278	36,425	42,202

Fixed Assets corresponding to the segment “Services rendered in Argentina”	4,685,453	4,818,873	5,909,460
Fixed Assets corresponding to the segment “Other abroad segments”	252,467	180,124	203,866

Borrowings corresponding to the segment “Services rendered in Argentina”	2,072,486	1,423,516	1,573,539
Borrowings corresponding to the segment “Other abroad segments”	55,583	37,575	45,603

c)    Basis of Presentation

As required by the CNV, these consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework.

The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3. u).

These consolidated financial statements are expressed in millions of Argentine pesos, are prepared in current currency as of December 31, 2023 (see item d), on an accrual basis of accounting (except for the consolidated statement of cash flows) and based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value.

TELECOM ARGENTINA S.A.

These consolidated financial statements contain, additionally to all disclosures required under IFRS Accounting Standards, some disclosures required by the LGS and/or by the CNV.

The figures as of December 31, 2022 and for the years ended December 31, 2022 and 2021, which are disclosed in these consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates, according to what is described in point d). When applicable, certain reclassifications were made for comparative purposes.

These consolidated financial statements as of December 31, 2023, were approved by resolution of the Board of Directors’ meeting held on March 11, 2024.

d)    Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of December 31, 2023.

The table below shows the evolution of the indexes in the last three years according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso against the US dollar for the same years:

	As of December 31,	As of December 31,	As of December 31,
	2021	2022	2023

National Consumer Price Index (National CPI) (December 2016=100)	582.46	1,134.59	3,533.19

Variation in Prices
Annual	50.9%	94.8%	211.4%

Banco Nación US$/$ exchange rate	102.72	177.16	808.45

Variation in the exchange rate
Annual	22.1%	72.5%	356.3%

Below is a summary of the effect of applying IAS 29:

Restatement of the Statement of Financial Position and the Statement of Changes in Equity

The Company restated all the non-monetary items in current currency as of December 31, 2023. Each item must be restated since the date of the initial recognition or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2023.

Restatement of the Income Statement, the Statements of Comprehensive Income and the Statement of Cash Flows

In the Income Statement and the Statements of Comprehensive Income, items are restated in current currency as of December 31, 2023. The Company shall apply the monthly variations of CPI.

Financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

The effect of inflation on the monetary position is included in the Income Statement under Financial cost and Other financial results, net.

TELECOM ARGENTINA S.A.

The items of the Statement of Cash Flows must also be restated in current currency at the closing date. The restatement effect has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

Investments in foreign companies

The subsidiaries that use functional currencies other than the Argentine peso (mainly foreign companies with economies that are not considered to be hyperinflationary), must not restate for inflation their financial statements, in accordance with IAS 29.

Notwithstanding, and only for reporting and consolidation purposes, the comparative figures presented in Argentine pesos in the Income Statement corresponding to the current year and the previous year must be stated using the exchange rates at the transaction date. In addition, the initial items of the Statement of Changes in Equity must be reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized against Retained Earnings and Other Comprehensive Income (loss).

NOTE 2 – Regulatory framework

a)    Regulatory Authority

Argentina

The Regulatory Authority for ICT Services, provided by the Company and certain subsidiaries, in Argentina is ENACOM.

In relation to Fintech Services, Micro Sistemas is registered as a PSP, as an Interoperable Digital Wallet and as Other Non-Financial Credit Provider, therefore it is subject to the oversight and certain regulations of the BCRA and the FIU for these types of operations. Micro Sistemas falls within the scope of the terms of Article 20 of Law No. 25,246 (as amended), which provides for the persons obliged to report to the FIU.

Foreign companies

The Regulatory Authority for ICT Services, provided by Núcleo and Tuves Paraguay in Paraguay is the CONATEL. Personal Envíos is under the oversight of the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company.

The Regulatory Authority for the services provided by Telecom USA, in USA, is the Federal Communications Commission (“FCC”).

The Regulatory Authority for the services provided by special purpose entities in Uruguay are under the orbit of URSEC.

b)    Licenses

Under the Licencia Única Argentina Digital, the Company currently provides the following services:

●	local fixed telephony,
●	public telephony,
●	domestic and international long-distance telephony,
●	domestic and international point-to-point link services,
●	value added, data transmission, videoconferencing, transportation of broadcasting signals, and Internet access,
●	STM, SRMC, PCS and SCMA, also called mobile communications services (“SCM”, for its Spanish acronym), Such licenses were granted for the provision of STM in the Northern Region of Argentina, of SRMC in the AMBA area, and of PCS and SCMA throughout the country,
●	SRS,
●	SRCE and
●	STeFI.

TELECOM ARGENTINA S.A.

Licenses held by subsidiaries in Paraguay are the following:

Núcleo holds a license to provide STMC and PCS. In addition, Núcleo holds a license for the installation and exploitation of Internet and data services throughout Paraguay. Additionally, on December 26, 2023, CONATEL approved the transfer of Tuves Paraguay´s license to provide DATDH services to Núcleo. This transfer is due to the corporate reorganization process described in Note 1.a). These licenses have been granted for renewable five-year periods.

c)    Main Regulatory issues – ICT Services

Among the main regulations that govern the services rendered by the Company, the following stand out:

●	LAD and its amendments.
●	Law No. 19,798 to the extent it does not contradict the LAD.
●	The Privatization Regulations, which regulated that process.
●	The Transfer Agreement.
●	The licenses for providing telecommunication services granted to the Company and the Bidding Terms and Conditions and their respective general rules.
●	Current service regulations. See the main regulations on Licenses, Interconnection, SU and Spectrum in sections d) and e) of this Note.

i)Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, PEN issued Decree No. 690/20 (“Decree No. 690/20”), which has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20, through which (among other issues):

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

The Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to grant the injunction requested, ordering the suspension of the effects of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and it has been extended for equal periods, the last extensions granted being on August 22, 2023 and February 20, 2024.

During 2022 and 2023, the Federal Administrative Court of Appeals – Chamber II confirmed the different resolutions of the court of first instance, the last confirmation being dated October 6, 2023, which ratifies the extension of the precautionary measure decreed on August 22, 2023.

During 2022 and 2023, the PEN and ENACOM filed extraordinary appeals against the rulings favorable to the Company, which were denied by the Chamber II of Federal Administrative Court of Appeals, and both the PEN and ENACOM filed appeals against the decisions, which, as of the date of issuance of these financial statements, are still pending. Additionaly, the extraordinary appeals against the decision dated October 6, 2023, is still being processed.

TELECOM ARGENTINA S.A.

It should be noted, as background, that, the Supreme Court of Justice denied the appeals against the rulings issued by the Federal Administrative Litigation Chamber.

Consequently, the precautionary measure is fully in force as of the date of issuance of these consolidated financial statements, through extensions of six-months periods.

As supported by the preliminary injunctions granted, the Company, during the last three years, has increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

Finally, in relation to the legal proceeding mentioned in the second paragraph, on November 17, 2023 Telecom was notified of the first instance ruling that resolves the nullity of Decree No. 690/20 and ENACOM Resolutions No. 1,466 and 1,467, both of 2020. Among the main arguments, and in order to resolve, the judge considered that the fact of establishing permanent measures through a Decree affects the principle of reasonableness between the purpose of the norm and the means used. By providing that private activity be removed from the private sector, it has an expropriation nature since acquired rights constitutionally protected by the guarantee of art. 17 of the National Constitution.

Likewise, it concluded that the increase in costs due to the implementation of the PBU, together with the price freeze provided for by the Decree, are burdensome measures for licensees and potentially harmful for users which, contrary to the purpose sought by the norm, would result in in lower investment and lower quality of service, violating constitutionally protected rights.

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

d)    General Regulation of the Universal Service (“RGSU” for its Spanish acronym)

ENACOM approved a new RGSU through Resolution No. 721/20 of September 3, 2020.

The new Regulation, although it maintains the obligation to contribute to the FFSU 1% of total revenues accrued for the provision of ICT Services net of its taxes and fees (included in “Taxes and fees with the Regulatory Authority” of the Statement of Income), among the most relevant matters, provides:

(i)	that ENACOM may consider that the monthly obligation of the Contributors has been partially settled for up to 30% of their contributions, based on the reporting of computable investments made in projects approved by ENACOM;
(ii)	that the licensees may submit projects to ENACOM for their review and assessment;
(iii)	that the deployment of fixed Next Generation Networks (“NGN”) for the provision of broadband Internet services of the Projects shall not fall within the scope of the protection regulations applicable to such networks.

In addition, within the framework of the new RGSU, SU Programs have been approved providing for the deployment of fixed broadband, deployment of access networks to mobile communications services and services to public institutions, among others.

The physical link and radio-electric link subscription broadcasting services are not subject to the SU investment contribution until a law is passed that unifies the fee regime provided by the LSCA and LAD, so it will continue to be subject only to the fee regime provided under LSCA (included in “Taxes and Fees with the Regulatory Authority” of the Statement of Income). Therefore, they shall not be subject to the SU investment contribution or the payment of the Control, Oversight and Verification Fee provided under the LAD.

According to the provisions of SC Resolutions No. 80/07, No. 154/10 and CNC Resolution No. 2,713/07, this is the situation of the Company as of the date:

i)	SU Fund - Impact on the Company with respect to its original license to provide SBT

Telecom filed its affidavits including the offset amounts related to the services that should be considered as SU services.

TELECOM ARGENTINA S.A.

However, several years after the market’s liberalization and the effectiveness of the SU regulations and its amendments, incumbent operators have still not received any offsets for providing services with the characteristics set forth under the SU regime.

The Company has filed its monthly SU affidavits which result in a receivable. The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2023 since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

Between years 2011 and 2012, the SC issued a serie of resolutions through which it notified the Company that investments associated with certain services and/or programs did not qualify as Initial SU Programs, and that, they did not constitute different services involving a SU provision, and therefore, cannot be financed with SU Funds.

The Company has filed appeals against the above-mentioned resolutions, presenting the legal arguments based on which such resolutions should be revoked.

In September 2012, the CNC ordered the Company to deposit approximately $208 million. The Company has filed a recourse refusing the CNC’s order on the grounds that the appeals against the SC Resolutions are still pending of resolution.

In November 2019, ENACOM notified that the appeals filed by the Company against the SC resolutions had been rejected, taking them to superior body for substantiation. As of the date of these consolidated financial statements, the appeal review body has not yet issued a decision.

While it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

ii)	FFSU - Impact on the Company with respect to the SCM originally provided by Telecom Personal S.A.

In compliance with Resolutions, Personal has filed its affidavits since July 2007 and deposited the corresponding contributions.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing that telecommunication service providers could only allocate to investment projects under this program the amounts corresponding to outstanding investment contribution obligations arising from Annex III of Decree No. 764/00 before the effective date of Decree No. 558/08.

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

In October 2012, in response to the order issued by the SC, Personal deposited under protest the amount corresponding to the assessment of the SU services provided by Personal, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC. Since August 2012, Personal -and subsequent to the merger, the Company- is paying under protest of those concepts in its monthly affidavits. As of December 31, 2023, the Company has not recognized any credits related to these concepts.

While it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

TELECOM ARGENTINA S.A.

iii)	FFSU - Impact on the Company with respect to the services originally provided by Cablevisión

As of the date of these consolidated financial statements, the Regulatory Authority has not yet approved the Project filed by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to fulfill the SU contribution obligation for the amounts accrued since January 2001 until the effectiveness of Decree No. 558/08.

e)    Spectrum

In 2014, the Company was awarded Lots 2, 5, 6 and 8 and the remaining frequencies of the PCS and the SRMC, as well as those of the spectrum for the SCMA.

The use of the frequencies is granted for a period of 15 years counted from the notification of the administrative act of adjudication. In particular, for the spectrum of the SCMA, the term was counted as from February 27, 2018, in accordance with what is stated in Resolution No. 528/18.

Once the term of use granted for the different frequencies has expired, the Regulatory Authority may extend the validity at the express request of the successful bidder (which will be onerous and under the price and conditions established by it).

In relation to subscription broadcasting license (such as cable television) are considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. The LAD establishes a 10-year extension starting in January 2016 for the use of spectrum frequencies for subscription broadcasting license holders via radio link.

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

Telecom Argentina shall, within a term of two years as from the date on which the merger with Cablevisión was approved by the CNDC and ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications. For these purposes, 80 MHz exceeded the limit set.

During 2019, the Company proceeded with a partial return of the radio-electric spectrum (40 MHz), which was completed in March 2022 (40 MHz remaining).

On March 15, 2022, ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

The accounting treatment as of December 31, 2023 is detailed in Notes 3.m) and 10.

ii)	ENACOM Resolution No. 798/2022 – On-demand allocation of spectrum blocks

Through Resolution No. 798/2022, ENACOM began the process for the on-demand allocation of spectrum blocks of the 2500-2570 MHz and 2,620-2,690 MHz frequencies for the provision of SCMA services. Through said Resolution, ENACOM also approved the bidding terms and conditions and the list of locations for which there is spectrum available for the provision of SCMA services. Article 12 of the bidding term and condition allowed the return of portions of spectrum previously assigned as a means of payment for the assigned frequencies.

TELECOM ARGENTINA S.A.

Through Resolution No. 1,729/2022, ENACOM assigned to the Company the spectrum blocks requested and the return of the spectrum proposed by Telecom was accepted as part of payment.

iii)	STeFI - 5G spectrum allocation

Through Resolution No. 1,289/2023, published in the Official Gazette on August 29, 2023, ENACOM’s Board allocated the frequency band between 3,600 and 3,700 MHz to the Fixed Service and to the Land Mobile Service, both with primary status, and established its use in time-division duplex (TDD) mode for the provision of STeFI on the use of Fifth Generation (5G) technology in the country, regulated by ENACOM Resolution No. 2,385/2022, whose objective was to establish the conditions of the service, the essential benefits and the minimum technological guidelines that guarantee its quality and efficiency.

Through Resolution No. 1,285/2023, published on the same date, ENACOM authorized the call for bids for the allocation of frequency bands for the provision of STeFI and approved the General and Particular Bidding Terms and Conditions for the Allocation of Frequency Bands from 3,300 to 3,600 MHz (“Bid Form”), divided into three lots of 100 MHz each. The base price for each lot was set at US$350 million.

On October 24, 2023, the Auction was held for the above-mentioned Bid, where Telecom was awarded Lot 2 (3,400-3,500 MHz Band), equivalent to US$350 million, which was paid during November 2023.

The award of the right to use the frequency band implied the capitalization as intangible assets of $173,373 million (in current currency as of December 2023), which are amortized as described in Note 3.i).

f)    ENACOM intervention

Decree No. 89/2014, issued on January 26, 2024, ordered the intervention of the ENACOM for a period of 180 consecutive days, which may be extended only once.

The Decree stipulates that the interveners shall conduct a special analysis of the implications arising from the issuance of Decree No. 690/2020 and the administrative acts issued for its implementation. They shall also conduct a survey of the organizational structure of the ENACOM, seek simplification in administrative processes, determine and redefine the programs and scopes of projects regarding the SU Fund, among other tasks.

g)    Main Regulatory issues – Fintech Services

Foreign companies

Personal Envíos is authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”, for its Spanish acronym) through Resolution No. 6 issued on March 30, 2015, and its corporate purpose is restricted to such service.

TELECOM ARGENTINA S.A.

Argentina

Micro Sistemas is registered as a PSP that offer payment accounts.

In August, 2022, Micro Sistemas was registered in the Registry of Interoperable Digital Wallets, from thereon, must comply with the regime provided, which includes, but is not limited to, the provisions of Communication “A” 7,462, the provisions of the Transfers 3.0 scheme designated by the BCRA in the terms of Communication “A” 7,153 and its amendments, or those that modify, complement or replace it in the future.

During the first quarter of 2023, Micro Sistemas was registered in the Registry of Other Non-Financial Credit Providers, belonging to the SEFyC. From thereon, Micro Sistemas must comply with the regulatory regime provided for Non-Financial Credit Providers.

Additionally, Micro Sistemas must comply with the provisions of the ordered text on the Protection of Users of Financial Services, and its complementary regulations issued by the BCRA.

i)	Communications issued by the BCRA

During the last years, the BCRA issued several Communications, whereby, among other things, it established the same rules for legal entities that, without being financial entities, serve the function in the provision of payment services, and therefore, compete.

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

The customers’ funds must be deposited in checking accounts in pesos held with Argentine financial institutions. The remuneration they receive for the balances in said accounts must be fully transferred to their customers.

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

The balances in Argentine pesos of the PSP deposit accounts in which their customers’ funds are deposited will be subject to the minimum cash reserve rate of 100%.

b)	Oversight and Reporting Regime: PSPs shall comply with the reporting regime provided for in different communications issued by the BCRA and give access to their facilities and documentation to SEFyC’s personnel designated for this purpose, and make available to the BCRA tools for real-time inquiries and reporting that the Deputy General Manager of Payment Methods may determine for each type of supplier according to its volume of operations.

TELECOM ARGENTINA S.A.

c)	Transparency Advertisements made through any media and any documentation issued by PSPs must clearly and expressly state that: a) they only offer payment services and are not authorized by the BCRA to operate as financial entities, and b) funds deposited in payment accounts do not constitute deposits in a financial institution, nor do they have any of the guarantees that such deposits may enjoy in accordance with applicable laws and regulations regarding deposits in financial institutions.
d)	Transfers of funds sent and received in payment accounts: PSPs must comply with the obligations set out in the “National Payment System - Transfers Rules.” and “National Payment System – Transfers – Supplementary Rules”.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Detailed below are the most relevant accounting policies used by the Company for the preparation of these consolidated financial statements, which have been applied uniformly with respect to comparative years.

a)    Going Concern

The consolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)    Foreign Currency Translation

Items included in the financial statements of each of Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Company’s subsidiaries located in Argentina. The functional currency for the Company’s foreign subsidiaries is the respective legal currency of each country, except for Opalker and its subsidiary Ubiquo, whose functional currency is the US dollar and are located in Uruguay and Chile, respectively.

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

c)    Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences are recognized in real terms, as described in Note 1.d), and included in the consolidated income statement in the items“Foreign currency exchange gains (losses) on borrowings “ and “Other foreign currency exchange gains (losses)” within the line items “Financial costs” and “Other financial results, net”, respectively.

TELECOM ARGENTINA S.A.

d)    Principles of consolidation and equity method

d.1) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company (see item d.7) to this Note).

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Inter-company transactions, balances and unrealised gains on transactions between Telecom and its subsidiaries are eliminated.

The subsidiaries’ financial statements cover the same periods and are prepared as of the same closing date and in accordance with the same accounting policies as those of the Company.

Note 1.a) details the subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2023.

d.2) Transactions with non-controlling interests

The Company considers any transactions executed with non-controlling shareholders that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in “Other comprehensive income (loss)” in the equity attributed to the parent company.

d.3) Investments in Associates

Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method (see item d.5) to this Note), after initially being recognised at cost.

Note 4.a) details the investments in associates, together with the interest percentages held directly or indirectly in each company’s capital stock and votes, main activity and country of origin as of December 31, 2023.

d.3.1) Investment in TSMA

The Company holds 50.1% of the voting rights of TSMA, while the other shareholder holds the remaining 49.9%. The parties signed a shareholder’s agreement (“Agreement”) that establishes, among other things, the rights and obligations of both parties in relation to their participation in such company. Pursuant to the Agreement, the other shareholder operates and manages the business, and Telecom mainly provides advise on commercial issues.

Although the Company has 50.1% of the voting rights and is exposed, or has rights, to variable returns from its involvement with the TSMA’s business, based on its participation, Telecom does not have the ability to affect those returns through its power over the investee, as its decision-making power is limited by the Agreement. Consequently, the Company does not have control or substantive power, in accordance with the requirements of IFRS 10 “Consolidated Financial Statements”, so it has significant influence over TSMA and therefore classifies its participation as “Investment in associates.”

TELECOM ARGENTINA S.A.

d.4) Joint arrangements

Under IFRS 11 “Joint Arrangements” investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor.

d.4.1) Joint operation

The Company, in relation to its participation in a joint operation, recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Telecom held a 50% share in the UTE Ertach – Telecom Argentina (“UTE”), which was engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and the municipal agencies in a single provincial data communication network.

On July 27, 2022, the Under-Secretariat of Digital Government, which is under jurisdiction of the Ministry of the Chief of Cabinet of the Province of Buenos Aires, informed the UTE of the termination of the agreement and, having been approved by the Ministry of the Chief of Cabinet of the Province of Buenos Aires through resolution RESO-2023-1932-GDEBA-MJGM dated May 12, 2023, in August 2023, the members of the UTE orchestrated its dissolution, its consequent cancellation of registration before the IGJ and the appointment of liquidators. On November 30, 2023, the liquidators approved the final liquidation and the registry cancellation of the UTE contract which was registered in the IGJ on February 1, 2024.

d.4.2) Joint venture

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.

During April 2023, the Company has acquired a 50% shareholding in OPH. For further information, see Note 4.b) and Note 28.

d.5) Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Company’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

The Company’s investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. For more information on impairment of Fixed Assets, see item m) to this Note.

Unrealised gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities.

The associates’ and joint ventures´ financial statements cover the same periods and are prepared as of the same closing date as those of the Company’s. Adjustments were made, where necessary, to the associates’ extra-accounting information so that their accounting policies are in line with those used by the Company.

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

For more details on the acquisitions made by the Company and its subsidiaries, see Notes 1.a) and 28.

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

The main performance obligations of Telecom and its subsidiaries are:

-

Mobile Services: include mainly consist of monthly basic fees, revenues on prepaid calling cards and online recharges, airtime usage charges, roaming and interconnection charges, VAS charges, and other services. Telecom provides mobile services in Argentina and Paraguay.

-

Internet Services: include mainly consist of fixed monthly fees received from residential and corporate customers (mainly high-speed subscriptions – broadband and non-dedicated internet-). Telecom provides internet services in Argentina and Paraguay.

-

Cable Television Services: include mainly consist of monthly fees and certain variable consumption fees related to on demand services. Telecom provides cable television services in Argentina, Uruguay and Paraguay.

TELECOM ARGENTINA S.A.

-

Fixed and Data Services: include mainly consist of voice services monthly fees, measured service and monthly fees for additional services (among them, call waiting, itemized billing and voicemail), interconnection services, capacity leases and data transmission services for companies (among others; private networks, dedicated lines, broadcasting signal transport, cybersecurity and IOT solution – internet of things –). Telecom provides fixed and Data services in Argentina, USA, Uruguay, Paraguay and Chile.

-

Other Services Revenues: include mainly revenues from billing remuneration and collection management on behalf of third parties, revenues related to fintech services, administrative revenues and revenues from the sale of advertising space, among others.

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

As of December 31, 2023, the Company has not recognized income from construction contracts. However, on December 31, 2022 and 2021 the Company recognized revenues from construction contracts in the amount of $6,032 million and $4,167, respectively.

f)    Financial Instruments

At initial recognition, the Company measures financial assets and liabilities at its fair value.In the case of a financial asset, not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to its acquisition or issuance will be added or removed.

f.1) Financial Assets

Classification and measurement

The Company classifies its financial assets other than DFI in the following measurement categories:

-Amortised cost: Assets that are held for collection of contractual cash flows, where those cashflows represent solely payments of principal and interest, are measured at amortised cost.

-Fair value: Assets that do not meet the criteria for amortised cost are measured at fair value (either through OCI or through profit or loss).

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. As of December 31, 2023 and 2022, the Company only maintains financial assets measured at amortised cost and financial assets measured fair value through profit or loss.

Interest income and expenses from financial assets at amortised cost is included in “Other interest, net” within “Other financial results, net” using the effective interest rate method. Any gain or loss from financial assets at fair value is recognised in profit or loss and presented net in “Fair value gains/(losses) on financial assets at fair value through profit or loss” within “Other financial results, net” in the period in which it arises.

TELECOM ARGENTINA S.A.

The Company reclassifies debt investments only when its business model for managing those assets changes.

Financial assets, excluding DFI, include:

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

Bank overdrafts are disclosed in the consolidated statement of financial position as current borrowings and in the cash flow statements as financing activities of Telecom and its subsidiaries, because they are part of the short-term financial structure.

Trade and Other Receivables

Trade and other receivables, except for guarantee of financial operations and certain indemnification assets, are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Sometimes, mobile telephony customer pays for the handset the price net of the discount. Such discount is allocated between handset sale revenues and service revenues, generating, initially, the recognition of a contractual asset. Contractual assets are initially recognized at fair value and subsequently measured at amortized cost, less allowances for bad debts, if any.

Guarantee of financial operations are recognized at fair value.

In relation to the call option included in other receivables:

-

As of December 31, 2022, the subsidiary Micro Sistemas maintained a call option rights receivable for shares of Open Pass. The call options could be exercised by Micro Sistemas, at its sole discretion, until April 30, 2023. In April, 2023, Micro Sistemas assigned to the Company the call option rights receivable, in accordance to what is explained in Note 28.

-

As of December 31, 2023, our subsidiary Televisión Dirigida entered into two call option agreements with the shareholder of Naperville Investments LLC and Saturn Holding LLC (companies incorporated in the state of Delaware, USA), for 100% of their equity interests and votingl rights. These companies have a shareholding that represents approximately 76.63% and 23.37%, respectively, of the share capital and voting rights of Manda S.A. (company incorporated in Argentina). Additionally, Televisión Dirigida entered into one call option agreement with the minority shareholders of Manda S.A for 100% of their equity interests and voting rights in such company, which represent 0.0037%.

The agreed prices amount to an aggregate of approximately US$42 million, of which Televisión Dirigida paid an option premium of US$5 million ($4,033 million as of December 31, 2023). The call options expire on June 30, 2024, but their expiration may be extended until June 30, 2025.

Investments

Governments bonds include the Bonds issued by National, Provincial and Municipal Governments. Depending on the business model adopted by Management, securities and bonds may be valued at amortized cost or at fair value.

Investments in mutual funds are carried at fair value.

The share in the trust “2003 Telecommunications Fund” was recognized at fair value.

TELECOM ARGENTINA S.A.

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

f.2) Financial Liabilities

Classification and measurement

Financial liabilities comprise trade payables, borrowings, leases liabilities and certain Other liabilities.

Financial liabilities (except for DFI and the debt for acquisition of NYSSA) are initially recognized at fair value and subsequently measured, generally, at amortized cost.

Borrowings

Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

In case of loan exchange, the Company analyzes whether the modifications therein are substantial or not, in order to define whether it is a cancellation or modification, respectively, of the original liability. If the analysis results in a cancellation, a new liability is recognized. The results generated by the renegotiation of loans are included in the line “Borrowings renegotiation results” within “Financial costs”.

Other liabilities

Below are some particular issues regarding certain financial liabilities included in Other liabilities.

Funds to be paid to customers correspond to the amounts owed to users of the digital wallet, held by the subsidiary Micro Sistemas. These funds are held in the user’s payment account until the user requests withdrawal.

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

TELECOM ARGENTINA S.A.

Derecognition of Financial Liabilities

The Company derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, repaid or expires.

f.3) Derivatives

Derivatives are recognised at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks.

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions.

DFIs are classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months. They are classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of DFI that are designated and qualify as cash flow hedges is recognised in OCI. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within “Financial costs”. When a hedge no longer meets the criteria for hedge accounting, gains or losses are immediately reclassified to profit or loss.

Changes in the fair value of DFI that do not meet the criteria for hedge accounting, are recorded in profit or loss.

If the hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

For additional information about derivatives instruments, see Note 22.c).

g)    Inventories

Inventories are measured at the lower of the restated for inflation cost and net realizable value. The cost is determined under the weighted average price method. The net realizable value represents the estimated selling price in the ordinary course of business less the applicable variable sale costs.

The estimate of the Allowance for obsolescence of inventories is determined for those assets that, at year end, due to the advancement of technology and/or slow rotation, have lost their value.

The value of inventories does not exceed its recoverable value at the end of the year.

h)    PP&E

PP&E is measured at acquisition and/or construction cost restated for inflation less accumulated depreciation and impairment losses. Acquisition cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

TELECOM ARGENTINA S.A.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss within “Other operating expenses”.

Depreciation of PP&E is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of PP&E are the following:

Estimated Useful Life (in years)
Real Estate	5 - 50
Fixed Network and Transportation	4 - 20
Mobile Network Access	3 – 7
Tower and Pole	10 – 20
Switching Equipment	2 – 7
Computer Equipment	3 – 5
Vehicles	5
Goods lent to customers at no cost	2 – 4
Power Equipment and Installations	2 – 12
Machinery, diverse equipment and tools	5 – 10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

i)    Intangible Assets

Intangible assets are valued at their restated for inflation cost, less accumulated amortization (in the case of intangible assets with a finite useful life) and impairment losses, if any.

Intangible assets comprise the following:

- Incremental Costs from the Acquisition of Contracts: These costs are capitalized as intangible assets to the extent the conditions for the recognition of an intangible asset are met, i.e., provided the Company expects to recover those costs and provided they are costs that the Company would not have incurred if the contract had not been successfully obtained. Such assets will be amortized under the straight-line method over the contractual relationship of the related transferred service.

- Licenses

a.	5G licenses: Includes the assignment of 5G spectrum of the frequency bands (3,400-3,500 MHz) assigned to the Company based on what is described in Note 2.e.iii).
b.	3G/4G licenses: Includes the 3G and 4G frequency bands assigned to the Company.
c.	Núcleo´s licenses: Includes PCS licenses, for spectrum in the 700 MHz band and internet and data transmission licenses.
d.

PCS and SRCE licenses (Argentina), for which the Company’s Management has considered that the licenses have an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company. Therefore, these licenses are subject to a recoverability assessment, at least on an annual basis.

The Company’s management has concluded that the licenses described in a), b) and c) have a finite useful life.

- Customer Relationship: Customer relationship comprises contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom and Cablevisión, as well as those customer contracts identified as a result of the NYSSA acquisition. They are amortized over the estimated term of the relationship with the acquired customers.

- Brands: It includes the brands Telecom and Personal, which were recognized as a result of the merger between Telecom and Cablevisión. Also, it includes the brand Foptik Internet by fiber optics, incorporated as a result of the acquisition of NYSSA.

These brands are not amortized because they are considered to have an indefinite useful life, and, therefore, are subject to evaluation of their recoverability at least annually.

TELECOM ARGENTINA S.A.

Lastly, it includes the brand Flow, which is fully amortized and the Cablevisión and Arnet brands, which are fully provisioned for due to discontinuity in use.

- Content activation: The Company capitalizes payments made for the acquisition of audiovisual content licenses and payments made for co-production of content, which includes direct costs and general production expenses, until the content is made available.

- Internally generated software: Includes the mobile app of the digital wallet, such as software developed internally that meets the capitalization criteria established in IAS 38

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognised as intangible assets where the following criteria are met: a) it is technically feasible to complete the software so that it will be available for use; b) management intends to complete the software and use or sell it; c) there is an ability to use or sell the software; d) it can be demonstrated how the software will generate probable future economic benefits; e) adequate technical, financial and other resources to complete the development and to use or sell the software are available; and f) the expenditure attributable to the software during its development can be reliably measured.

Capitalised development costs (including personnel costs) are recorded as intangible assets and amortised from the point at which the asset is ready for use. Costs associated with maintaining software programs are recognised as an expense as incurred.

- Other: Included exclusivity rights and software rights of use, among others.

Depreciation of intangible assets is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of intangible assets are the following:

Estimated useful lives (years)
5G licenses	20
3G/4G licenses	15
Núcleo´s licenses	5-10
Customer Relationship	5-14
Incremental Costs from the Acquisition of Contracts	2
Content activation	2
Internally generated software	5-10
Other	2-28

Exchange of non-monetary assets

In accordance with IAS 38, to recognize an intangible asset through an exchange, it must have commercial substance. In that case, the cost of the intangible asset received will be measured at its fair value.

In relation to the spectrum assignment and return process (see Note 2.e.ii), it is framed within the guidelines of IAS 38 in relation to the exchange of non-monetary assets, since the exchange of assets has commercial substance, for which the cost of the intangible asset received will be measured at fair value. The fair value of the assigned spectrum has been set by ENACOM at US$6.2 million, while the price of the spectrum to be returned was set by ENACOM at US$5.7 million. Therefore, the difference to be paid by the Company amounted to US$0.5 million. As of December 31, 2023, the difference between the book value and the fair value of the returned spectrum resulted in a net gain of $1,280 million, recognized as “Other operating expenses”.

j)    Assets classified as held for sale

According to IFRS 5, non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for certain exceptions.

TELECOM ARGENTINA S.A.

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

Sale of the property “Costanera”

On March 21, 2022, the Company executed a pre-sale agreement for its building “Costanera” located in the Autonomous City of Buenos Aires, Argentina, for a total of US$6 million.

On April 27, 2022, the Company’s Board of Directors approved the proposal for the sale of the building. Subsequently, on June 6, 2022, an agreement was executed for the sale whereby the granting of the corresponding conveyance deed for the ownership and possession of property is subject to the condition that the Company shall obtain ENACOM’s authorization for the sale of the property.

As of December 31, 2022, the Company received an advance payment of US$2 million (equivalent to $1,090 million in current currency as of December 31, 2023).

On October 30, 2023, the deed was signed, and possession of the building was delivered for a total of US$6 million (equivalent to $2,741 million in current currency as of December 31, 2023), net of transaction costs.

During November 2023, the Company collected US$1.35 million, and the remaining balance will be collected in two installments of US$1.15 million and US$1.5 million in January 2024 and 2025, respectively. As of the date of these financial statements, the Company collected the US$1.5 million installment of January 2024.

Finally, considering that the carrying amount of the assets associated with the sale exceeded its recoverable value, which has been calculated based on fair value less costs of disposal (classified as level 1 in the fair value hierarchy), the Company, as of December 31, 2023 and 2022, recognized an impairment of $138 million and $5,527 million, respectively, recorded under Depreciation, Amortization and Impairment of Fixed Assets.

As of December 31, 2023, the Company has no Assets classified as held for sale.

k)    Right of use assets and lease liabilities

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (for data transmission) and e) space leases (for localization of own antennas).

Right of use assets are measured at restated for inflation cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

The average useful life is estimated at 1-6 years and the amortization of the right-of-use assets is calculated on a straight-line basis over the lease term of each agreement, except in those cases where the Company will exercise a call option, which will be amortized according to the useful life of the asset.

Liabilities arising from a lease are initially measured on a present value basis using discount rates on average amounting to: 9.08% (real discount rates in Argentine pesos), 8.22% (in Guaraníes) and 9.34% (in US dollars).

TELECOM ARGENTINA S.A.

Lease liabilities include the net present value of the fixed payments (including in-substance fixed payments), less any lease incentives receivable, the variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date, the amounts expected to be payable by the Company under residual value guarantees, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and the payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The financial results generated by lease liabilities (interest and exchange differences) are included in “Other foreign currency exchange gains (losses)” and “Other interests, net” within “Other financial results, net.

Finally, the Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

l)    Goodwill

Goodwill is measured as described in item d.7) of this Note. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

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

To assess impairment losses, the Company groups the assets into cash-generating units (CGU), which represent the smallest group of assets that generates independent cash inflows of the cash flows derived from other assets or groups of assets. The Company has defined, according to the characteristics of the services provided and its Fixed Assets that the operations carried out by the Company and its subsidiaries in Argentina comprise a single CGU (CGU of Telecom) and each foreign subsidiary and associate represent a separate CGU. According to this, the net book value of a CGU includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life.

The table below shows the impairment recognized by concept as of December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021

	Gain (loss)
Return of radioelectric spectrum (See Note 2.e.i)	—	(8,330)	—
Brands Cablevisión and Fibertel (a)	—	—	(2,719)
Assets classified as held for sale (See Note 3.j)	(138)	(5,527)	—
Telecom Goodwill (See Note 3.u.1)	—	(759,523)	—
Goodwill allocated to subsidiaries	—	(199)	(4,045)
Others (b)	(176)	7,096	(1,024)
Total	(314)	(766,483)	(7,788)
a)	Impairment recognized as a result of the Company’s decision to discontinue the use of those brands, unifying all the customers of those services under the brands Flow and Personal in order to simplify the brand portfolio and to consolidate a new visual identity as an institution itself and of its products and services.
b)	In 2022, it includes recovery of provisions for $6,773 million related to works in progress that were completed during that fiscal year.

TELECOM ARGENTINA S.A.

Except for the above mentioned, no other significant impairments have been identified as a result of the evaluation realized.

The possible reversal of PP&E, intangible assets and rights of use assets impairment losses is reviewed for the issuance of all consolidated financial statements. The net effects of the constitution and recovery of the above-mentioned impairments are recorded under “Impairment of Fixed Assets”, which is described in Note 24.

For further information on recoverability of goodwill analysis, see item u.1) - “Recoverability of Goodwill” to this Note.

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

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2023	2022	2021
Discount Rate (1)	4.2% - 12.2%	6.0% - 11.6%	6.1% - 11.8%
Projected increase rate in compensation	32.0% - 175.0%	52.0% - 83.1%	23.0% - 51.8%
1)	Represents real discount rates.

Additional information on pension benefits is provided in Note 18.

Deferred revenues on prepaid credit

Revenues from unused traffic and data packs for unexpired prepaid credits are deferred and recognized as revenue when they are used by customers or when such credit expires, whichever happens first.

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

TELECOM ARGENTINA S.A.

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

p)    Taxes Payable

The main taxes that have an impact on net income are the following:

Income Tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax is recognized in the consolidated income statement, except to the extent that they relate to items recognized in Other comprehensive income or in equity, in which case they will also be recognized under such items. The income tax expense for the year comprises current and deferred tax.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates uncertain tax positions taken based on what is described in section u.4 of this note.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, whose reversals in the future will have an impact on taxable income. The deferred tax asset / liability is disclosed under a separate item of the Consolidated Statements of Financial Position.

Deferred tax assets (including unused tax loss carryforwards) are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Tax loss carryforwards may be computed against future taxable income for a maximum of five years, except for Chile where tax loss carryforwards have no statute of limitations.

Deferred tax assets that may arise from differences related to investments in controlled companies will be recognized whenever it is probable that the temporary differences will reverse in the foreseeable future and that taxable profits are available against which said temporary differences can be used.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

TELECOM ARGENTINA S.A.

A deferred tax asset shall be subjected to a recoverability test at the end of every reporting period in line with what is described in section u.3 of this note.

In Argentina, since fiscal year 2021, Law No. 27,630 stablished an increasing rate scale related to the taxable income of each taxpayer, which is adjusted annually starting in fiscal year 2022 according to the CPI of October of the prior year to the adjustment, with respect to the same month of the previous year.

The scales of rates in force in each year presented based on the taxable income are detailed below:

Rate	2023	2022	2021
25%	Up to $14.3 million	Up to $7.6 million	Up to $5 million
30%	For the exceeding of $14.3 million and up to $143 million	For the exceeding of $7.6 million and up to $76 million	For the exceeding of $5 million and up to $50 million
35%	For the exceeding of $143 million	For the exceeding of $76 million	For the exceeding of $50 million

In addition, there is in force a withholding tax regime on distributed dividends of 7% applicable to shareholders who are Argentine resident individuals and to nonresident shareholders.

In Argentina, cash dividends received from a foreign subsidiary are computed on the statutory income tax rate under the application of the “world rate” principle. However, as per tax law, income taxes paid abroad may be recognized as tax credits, both the income tax paid abroad by the subsidiary and the withholding tax on cash dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in Paraguay was 10% for all years presented. From 2020 an 8% tax rate was established on dividends and earnings when the recipient of the profits is an individual or legal entity resident in Paraguay, and 15% when the beneficiary of these profits is a nonresident. Telecom Argentina recognized a deferred tax liability arising from the effect of the difference in the income tax rates between Argentina and Paraguay on the accumulated profits because it is probable that these accumulated profits will flow in the form of dividends subject to income tax.

In the USA, the federal flat income tax rate is 21%. For the State of Florida, the income tax rate was 3.535% for fiscal year 2021, and for fiscal years beginning from January 1, 2022, the rate is 5.5%.

In Chile, the income tax rate for companies under the Pro Pyme regime (as is the case of Ubiquo) is 10% for fiscal year 2023 and 12.5% for fiscal year 2024. Starting in fiscal year 2025, 25% will apply.

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as since that year the variation of the CPI required was verified by the regulation.

The income tax inflation adjustment corresponding to fiscal years beginning on or after January 1, 2021, is fully charged to the fiscal year.

Additionally, it was established, in general, the update of the cost of several assets -in case of disposal- and the update of computable depreciation of Fixed Assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018 based on changes in the CPI.

TELECOM ARGENTINA S.A.

On December 1, 2022, the Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022 may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said computation will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed Assets (except automobiles) during each of the immediate fiscal periods following the computation of each third, for an amount greater than or equal to the 30 billion pesos. Given that the Company made investments during 2023 for more than $30 billion, as of December 31, 2022 and 2023, it determined the income tax inflation adjustment.

Other Taxes and fees

In addition, the Company is affected by various taxes and fees that affect its activity, such as: a) VAT, b) internal taxes, c) export duties, d) tax on bank credits and debits, e) turnover tax, f) municipal fees, g) SU contribution, h) ENACOM’s control, inspection and verification fee and Radioelectric Rights, i) tax on audiovisual communication services, among others.

PAIS Tax on Imports of Services and Goods

On July 24, 2023, PEN issued Decree No. 377/2023, regulated through the RG (AFIP) No. 5,393, which provides that all purchases of foreign currency made by residents in the country on or after July 24, 2023 for the payment of obligations related to the activities detailed below will be subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”):

i) Acquisition of certain services described in the decree provided from abroad or services provided by non-residents within the country. In these cases, at the time of access to MULC, a tax perception of 25% will be applied on the amount in pesos disbursed. The same is provided for freight and other transportation services for import or export operations of goods, or their acquisition in the country when they are provided by non-residents, being in these cases, the tax perception of 7.5%. Which, through Decree No. 29/2023, published in the Official Gazette on December 31, 2023 and regulated by RG (AFIP) No. 5,464, said rate was raised to 17.5% as of December 13, 2023.

ii) The import of goods included in the Mercosur Common Nomenclature (NCM, for its Spanish acronym) except for products listed in the Decree. In these cases, the regulation provided for the application of a 7.5% tax rate, said rate was raised to 17.5% as of December 13, 2023. Through RG (AFIP) No. 5,393, AFIP establishes the application of a payment on account of 7.125% that will be calculated based on the FOB value stated in the import declaration and must be made at the time of formalizing the import declaration. Said payment on account may be deducted from the determined tax of 7.5% that is applicable at the time of access to the exchange market. Through RG (AFIP) No. 5,464, the payment on account was raised to 16.625% as of December 13, 2023.

Additionally, on December 22, 2023, the PEN issued Decree No. 72/2023, regulated through GR (AFIP) No. 5,468, which stipulates that the subscription in pesos of bonds or securities issued in US dollars by the Central Bank of Argentina (BCRA) is subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”) by those who hold debts for imports of goods with customs entry registration and/or imports of services - as established by the BCRA - effectively provided, up to and including December 12, 2023. Such imports must fall within the scope of the provisions of Decree No. 377/2023. The tax rate shall be 0% for subscriptions made up to and including January 31, 2024. Starting February 1, 2024, the tax rate shall be the one applicable to the import of goods with customs entry registration and/or import of services - as established by the BCRA - effectively provided up to and including December 12, 2023, for which the bonds or securities are subscribed.

The tax described is an expense that, by its nature, is caused by a financial transaction, which is the payment of an obligation with third parties. Consequently, and following its accounting policy, the Company has defined its disclosure in the consolidated income statement in the line “Other financial results, net” as “Other taxes and bank expenses”. As of December 31, 2023, the expense recognized by this tax amounts to $3,553 million.

q)    Provisions

The Company records provisions when it has a present, legal or constructive obligation, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

TELECOM ARGENTINA S.A.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, considering the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as finance expenses within “Other financial results, net”. For more information, see Note 19.

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

s)    Merger Surplus

Due to the merger between Telecom Argentina (surviving entity and accounting acquired) and Cablevisión (absorbed entity), a merger surplus was generated, which mainly reflects the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina as of the effective date of the merger, which took place on January 1, 2018.

t)    Net Earnings (losses) per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year. On the other hand, diluted earnings (losses) per share is computed by dividing the net income (loss) for the year by the weighted average number of common shares issued and dilutive potential common shares at the closing of the year. Since the Company has no dilutive potential common stock outstanding, diluted earnings (losses) per share and basic earnings (losses) per share are the same.

For the years ended December 31, 2023, 2022 and 2021 the weighted average number of shares outstanding amounted to 2,153,688,011.

u)    Use of Estimates

The preparation of consolidated financial statements requires the Company’s Management to make estimates and assumptions based also on significant judgments, experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

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

The main accounting estimates and assumptions which require significant judgments, that could affect the valuation of assets and liabilities, are addressed below:

u.1)   Recoverability of Goodwill

As indicated in section m) of this Note, the Company monitors goodwill and determines its recoverable value using the higher value between its fair value less costs of disposal and its value in use.

TELECOM ARGENTINA S.A.

a)    Year 2023

As of December 31, 2023, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU of Telecom, since it was higher than the value in use on the same date.

In order to determine the fair value less the costs of disposal, which amounted to $5,995,369 million as of December 31, 2023, the Company’s Management has considered the market capitalization value of CGU of Telecom based on an average share market price of $1,321.4 per share of Telecom (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2023).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

In order to determine the fair value of the CGU of Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2023); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU of Telecom. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU of Telecom by approximately 27.9%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	Decreasing a 35.6% the market capitalization value, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.
b)	if the Company had not considered a control premium, keeping the rest of the premises stable, the fair value less disposal costs would would be 10.3% higher the carrying amount of the CGU.

As of December 31, 2023, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2023, no impairment has been recorded.

b)    Year 2022

b.1) Impairment of Goodwill as of September 30, 2022

As of September 30, 2022, the events of Covid-19 pandemic and the international conflict between Ukraine and Russia, added to the prevailing political conditions, negatively affected the Argentine economy in general and the stock market. in particular, causing, mainly:

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

TELECOM ARGENTINA S.A.

iv)	an increase in country risk and a general increase in interest rates.

As a result of the above-mentioned, the Company’s Management identified the need to review the estimate of the recoverable value of goodwill assigned to the CGU of Telecom.

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

In order to determine the fair value less the costs of disposal of the CGU of Telecom, which amounted to $1,332,931 million as of September 30, 2022 ($4,150,848 million in current currency as of December 31, 2023), the Company’s Management has considered the market capitalization value based on an average share market price of $265.9 per share (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior September 30, 2022).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment.

In order to determine the fair value of the CGU of Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the carrying amount of the CGU of Telecom exceed the recoverable value by $207,940 million ($759,523 million in current currency as of December 31, 2023). Consequently, as of September 30, 2022, the Company recognized an impairment of goodwill for that amount, which is recorded in the line “Depreciation, amortization and impairment of Fixed Assets” of the Consolidated Income Statement, not affecting other Fixed Assets of the Company.

b.2) As of December 31, 2022

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

TELECOM ARGENTINA S.A.

For the preparation of such cash flows, the Company considered the current market situation in which Telecom operated. Likewise, the Company’s Management made estimates based on past performance and the future behavior of certain sensitive market assumptions, among them, the revenues, the discount rate after income tax, long-term growth rate of normalized constant cash flow and certain macroeconomic variables such as inflation and exchange rates.

Cash flows were discounted at a WACC of 11.04%, which reflected the specific risks related to the industry and the country in which the Company operates.

As a result of the calculation mentioned above, the value in use exceed the carrying amount of the CGU of Telecom by approximately 3.4%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	Decreasing the long-term growth rate of normalized constant cash flow to 1.89%, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU of Telecom.
b)	Increasing the WACC to 11.31%, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU of Telecom.
c)	Decreasing the revenues by 1% for the cash flow period 2023-2027, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU of Telecom.

As of December 31, 2022, the results of recoverability test were satisfactory, therefore, no impairment has been recorded in addition to described in section b.1).

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2022, no impairment has been recorded.

u.2)   Useful lives and residual value (non-amortizable) of PP&E and Intangible assets

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

u.3)   Income Tax and deferred tax: recoverability assessment of deferred tax assets and other tax receivables

Income taxes (current and deferred) are calculated in Telecom and its subsidiaries according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections.

On the other hand, the recoverability assessment of the tax receivable related to the actions of recourse filed by the Company in connection with income tax inflation adjustment (Note 15), is based on the existing legal arguments and future behavior of Tax Courts and the National Tax Authority in revising the claims filed by the Company.

The actual moment of the future taxable revenues and deductions may differ from those estimated, and may produce an impact on future income.

TELECOM ARGENTINA S.A.

u.4) Uncertain tax positions

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

Uncertain tax positions are described in Note 15 under the headings “Income Tax – Reimbursement Claims filed with the Tax Authority” resulting from reimbursement claims filed with the AFIP to claim the full income tax overpaid for fiscal years 2009-2017 under the argument that the inability to apply income tax inflation adjustment is confiscatory and “Income Tax – Inflation adjustment for tax purposes” which describes the criteria followed by the Company by which it has calculated in its tax return corresponding to fiscal year 2021 the restated tax amortization of all its fixed and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carryforwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law.

u.5)   Provisions for Legal Claims and contingent liabilities

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

The determination by the Company’s Management of the required provisions may change in the future, among other reasons, due to new events that occur in each claim, or facts not known at the time of the evaluation of the cases or changes in the jurisprudence or applicable legislation.

u.6) Allowance for Bad Debts

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

TELECOM ARGENTINA S.A.

v)   New Standards and Interpretations issued by the IASB

v.1) New Standards and Interpretations issued by the IASB applied by the Company

The Company has applied the following new standards and amendments for the first time from January 1, 2023:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 1	Information relating to material accounting policies	January 1, 2023
Amendments to IAS 8	Definition of accounting estimate	January 1, 2023
Amendments to IAS 12	Deferred tax – recognition of assets and liabilities arising from a single transaction	January 1, 2023
Amendments to IAS 12	International Tax Reform – Pillar Two Model Rules	January 1, 2023

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

v.2) New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these consolidated financial statements, the Company has not applied the following new standards and amendments to the existing ones which application is mandatory for periods beginning after December 31, 2023:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 16	Measurement of the lease liability in a sale and leaseback transaction	January 1, 2024
Amendments to IAS 1	Classification of liabilities as current and non-current exposed to covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.	January 1, 2024
Amendments to IAS 21	Lack of Exchangeability: Evaluation when a currency is exchangeable into another currency;	January 1, 2025

It should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments. While Management is analyzing the potential impacts of such standards, and according to the preliminary analysis performed, the mentioned standards are not expected to have significant impact in the Company’s consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)   Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2023	2022
Cash and Banks (1)	90,968	50,630
Time deposits	35,548	48,933
Mutual funds	13,906	10,103
Government bonds at fair value	19,352	15,059
Total cash and cash equivalents	159,774	124,725

(1) As of December 31, 2023, includes restricted funds for $7,219 million corresponding to the funds to be paid to customers

Investments
Current
Government bonds at fair value	111,339	25,731
Time deposits	12,110	—
Mutual funds	520	343
	123,969	26,074
Non- current
Investments in associates and joint ventures(a)	23,807	20,061
2003 Telecommunications Fund	1	1
	23,808	20,062
Total investments	147,777	46,136
(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

				Percentage
				of capital
				stock owned
	Nature of			and	Valuation as	Valuation as
Companies	relationship	Main activity	Country	voting rights (%)	of 12.31.2023	of 12.31.2022
Ver TV. (1)	Associate	Cable television station	Argentina	49.00	10,493	12,869
TSMA (1) (2) (3)	Associate	Cable television station	Argentina	50.10	3,814	4,836
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	2,248	2,356
OPH (4)	Joint venture	Holding	USA	50.00	7,252	—
Total					23,807	20,061
(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS Accounting Standards. See Note 3.d.3.1).
(4)	During April 2023, the Company has acquired a 50% shareholding in OPH. See Note 28.b).

TELECOM ARGENTINA S.A.

Earnings information:

	Years ended December 31,
	2023	2022	2021
Ver TV	(1,772)	1,286	1,894
TSMA	(825)	847	467
La Capital Cable	327	417	37
OPH	382	—	—
Total	(1,888)	2,550	2,398

b)   Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	December 31,
Net (increase) decrease in assets	2023	2022	2021
Trade receivables	(177,962)	(102,951)	(80,732)
Other receivables	(89,842)	(70,363)	(32,860)
Inventories	(20,870)	(7,318)	8,691
	(288,674)	(180,632)	(104,901)
Net increase (decrease) in liabilities
Trade payables	338,257	172,342	69,827
Salaries and social security payables	72,461	58,990	60,120
Other taxes payables	43,974	(36,242)	(17,647)
Other liabilities and provisions	18,029	(1,878)	(5,767)
	472,721	193,212	106,533

Main Financing activities components

The following table presents the main financing activities components:

	December 31,
	2023	2022	2021
Bank overdrafts	58,006	—	61,606
Notes	263,859	70,104	251,885
Bank and other financial entities loans	65,991	189,068	67,090
Loans for purchase of equipment	313	6,194	8,953
Total proceeds from borrowings	388,169	265,366	389,534
Bank overdrafts	—	(3,647)	—
Notes	(109,562)	(305)	(119,633)
Bank and other financial entities loans	(104,108)	(188,059)	(163,800)
Loans for purchase of equipment	(14,882)	(20,721)	(21,662)
Total payment of borrowings	(228,552)	(212,732)	(305,095)
Bank overdrafts	(38,250)	(26,186)	(19,398)
Notes	(35,093)	(50,847)	(64,306)
Bank and other financial entities loans	(90,545)	(59,205)	(62,359)
By DFI, and loans for purchase of equipment	(18,967)	(7,670)	(16,610)
Total payment of interest and related expenses	(182,855)	(143,908)	(162,673)

TELECOM ARGENTINA S.A.

Main Non-cash financing and investing activities

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	December 31,
	2023	2022	2021
PP&E and intangible assets acquisition financed with accounts payable	138,230	85,674	125,011
Right of use assets acquisition owed	85,619	65,386	110,123
Dividends payment made with investments not considered as cash and cash equivalents (See “Dividends paid”)	104,445	140,937	242,761
Trade payables cancelled with borrowings	34,104	33,433	49,364
Trade receivables cancelled with government bonds	—	2,090	14,284
Social security payables cancelled with government bonds	—	—	7,981
Joint ventures acquisition cancelled with government bonds	547	—	—
Debt for acquisition of companies and joint ventures	3,927	1,896	—
Indemnification assets	—	280	—
Other receivables offset with income tax liabilities	—	—	861

Dividends from associates

Brief information on dividends proceeds from associates by the Company is provided below:

		Distributed amount			Dividends collected
				Current currency		Current currency
	Paying	Distribution	Currency of the	as of December 31,	Collection	as of December 31,
Year	Company	month	transaction date	2023	month	2023
2023	Ver TV	March, 2023	130	332	April, 2023	306
	Ver TV	November, 2023	217	272	November, 2023	272
	La Capital Cable	April, 2023	200	435	May, 2023	429
	TSMA	July, 2023	101	197	July, 2023	197
				1,236		1,204
2022	Ver TV	January, 2022	104	607	January, 2022	607
	TSMA	January, 2022	28	159	January, 2022	159
	La Capital Cable	September, 2022	343	1,253	October, 2022	1,149
				2,019		1,915
2021	Ver TV	January, 2021	110	928	January, 2021	928
	TSMA	January, 2021	57	492	January, 2021	492
				1,420		1,420

TELECOM ARGENTINA S.A.

Dividends paid

Distribution of non-cash dividends

		Distributed amount
		Currency of the	Current currency as of
Year	Government Bonds and Nominal Value	transaction date	December 31, 2023
2023 (1)	2030 Global Bonds: US$411,214,954	47,701	104,445
2022 (2)	2030 Global Bonds: US$411,145,986 2035 Global Bonds 2035: US$103,854,014	31,634	140,937
2021(3)	2030 Global Bonds: US$370,386,472 2035 Global Bonds 2035: US$186,621,565	35,068	242,761

(1)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends.
(2)	Pursuant to the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends.
(3)	The General Extraordinary Shareholders’ Meeting of Telecom Argentina held on August 11, 2021 resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends.

Dividends paid to non-controlling interests in subsidiaries

Brief information on cash dividends distributed and paid is provided below:

			Distributed amount
				Current currency		Dividends paid in
	Paying		Currency of the	as of December 31,		current currency
Year	company	Distribution month	transaction date	2023	Payment month	as of December 31, 2023
2023	Núcleo	August, 2023	2,326	4,020	August, 2023	4,020
						4,020
2022	Núcleo	April, 2022	804	3,957	May, 2022 / August, 2022	3,827
						3,827
2021	Núcleo	April, 2021	650	5,060	May, 2021/ October, 2021	4,512
						4,512

TELECOM ARGENTINA S.A.

NOTE 5 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2023	2022
Ordinary receivables	167,254	164,280
Companies under section 33 - Law No. 19,550 and related parties (Note 27.b)	693	701
Contractual asset IFRS 15	44	78
Allowance for doubtful accounts	(35,123)	(47,920)
	132,868	117,139
Non-current Trade receivables
Ordinary receivables	235	345
Contractual asset IFRS 15	17	23
	252	368
Total trade receivables, net	133,120	117,507

Movements in the allowance for doubtful accounts are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the fiscal year	(47,920)	(59,417)
Increases	(44,652)	(57,118)
Uses	17,275	36,229
RECPAM and currency translation adjustments	40,174	32,386
At the end of the year	(35,123)	(47,920)

NOTE 6 – OTHER RECEIVABLES

	As of December 31,
Current Other receivables	2023	2022
Prepaid expenses	9,402	17,056
Guarantee of financial operations	—	7,520
Income tax credits	10,222	22,826
Other tax credits	5,771	6,898
Companies under section 33 - Law No. 19,550 and related parties (Note 27.b)	216	1,064
DFI (Note 22)	1,549	365
Indemnification assets	45	215
Guarantee deposits (Note 28.b)	2,417	—
Call option (Note 3.f.1)	4,033	3,056
Other	12,360	4,174
Allowance for other receivables	(1,754)	(2,333)
	44,261	60,841

Non-current other receivables
Prepaid expenses	2,025	2,814
DFI (Note 22)	437	627
Other tax credits	55	29
Guarantee deposits (Note 28.b)	4,772	—
Other	2,118	1,728
	9,407	5,198
Total Other receivables, net	53,668	66,039

TELECOM ARGENTINA S.A.

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the year	(2,333)	(2,236)
Increases	(1,027)	(1,206)
RECPAM and currency translation adjustments	1,606	1,109
At the end of the year	(1,754)	(2,333)

NOTE 7 – INVENTORIES

	As of December 31,
	2023	2022
Mobile handsets and others	32,896	21,605
Allowance for obsolescence of inventories	(1,367)	(1,526)
	31,529	20,079

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the year	(1,526)	(1,962)
Increases	(373)	(660)
Uses	532	1,096
At the end of the year	(1,367)	(1,526)

NOTE 8 – GOODWILL

	As of December 31,
	2023	2022
Argentina	1,535,508	1,535,489
Abroad	8,456	5,224
	1,543,964	1,540,713

Movements in Goodwill are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the year	1,540,713	2,299,612
Increases	193	897
Impairment	—	(759,722)
Currency translation adjustments	3,058	(74)
At the end of the year	1,543,964	1,540,713

NOTE 9 – PP&E

	As of December 31,
	2023	2022
PP&E	2,296,310	2,499,502
Allowance for obsolescence and impairment of materials	(21,993)	(28,280)
Impairment allowance of PP&E	(2,479)	(2,402)
	2,271,838	2,468,820

TELECOM ARGENTINA S.A.

Details on the nature and movements of PP&E as of December 31, 2023 and 2022 are as follows:

	Gross					Gross
	value as					value as
	of		Currency			of
	December 31,		translation	Transfers and		December 31,
	2022	CAPEX	adjustments	reclassifications	Decreases	2023
Real estate	446,446	449	(264)	5,535	(233)	451,933
Switching equipment	166,889	7,308	(1,914)	9,424	—	181,707
Fixed network and transportation	2,105,467	67,723	11,801	85,511	(109,621)	2,160,881
Mobile network access	444,842	2	8,944	49,757	(53)	503,492
Tower and pole	117,123	—	892	3,357	(103)	121,269
Power equipment and Installations	179,620	3,728	3,993	8,330	(1)	195,670
Computer equipment	751,716	60,639	(6,524)	14,385	(9)	820,207
Goods lent to customers at no cost	203,670	13,446	(1,262)	28,012	(99,514)	144,352
Vehicles	67,834	2,043	221	—	(224)	69,874
Machinery, diverse equipment and tools	84,803	1,066	(424)	792	—	86,237
Other	31,338	1,523	379	1,558	—	34,798
Construction in progress	183,241	65,646	11,565	(100,835)	(151)	159,466
Materials	255,306	61,662	3,530	(105,826)	(21)	214,651
Total	5,038,295	285,235	30,937	—	(209,930)	5,144,537

	Accumulated				Accumulated
	depreciation				depreciation	Net carrying
	as of		Currency	Decrease	as of	value as of
	December 31,		translation	and	December 31,	December 31,
	2022	Depreciation	adjustments	reclassifications	2023	2023
Real estate	(89,828)	(17,881)	1,532	164	(106,013)	345,920
Switching equipment	(110,889)	(27,945)	6,320	—	(132,514)	49,193
Fixed network and transportation	(1,158,452)	(217,606)	(4,984)	109,621	(1,271,421)	889,460
Mobile network access	(291,951)	(58,699)	6,080	40	(344,530)	158,962
Tower and pole	(52,965)	(7,882)	1,493	77	(59,277)	61,992
Power equipment and Installations	(95,025)	(17,944)	1,585	—	(111,384)	84,286
Computer equipment	(515,436)	(108,906)	9,922	9	(614,411)	205,796
Goods lent to customers at no cost	(82,769)	(78,515)	3,017	99,514	(58,753)	85,599
Vehicles	(52,310)	(2,746)	97	217	(54,742)	15,132
Machinery, diverse equipment and tools	(72,492)	(2,121)	632	—	(73,981)	12,256
Other	(16,676)	(4,288)	(237)	—	(21,201)	13,597
Construction in progress	—	—	—	—	—	159,466
Materials	—	—	—	—	—	214,651
Total	(2,538,793)	(544,533)	25,457	209,642	(2,848,227)	2,296,310

	Gross						Gross
	value as						value as
	of			Currency			of
	December 31,	Incorporation by		translation	Transfers and		December 31,
	2021	acquisition	CAPEX	adjustments	reclassifications	Decreases	2022
Real estate	448,919	—	1,102	(3,609)	106	(72)	446,446
Switching equipment	137,823	—	6,851	(11,454)	33,943	(274)	166,889
Fixed network and transportation	2,028,450	1,787	71,434	(11,005)	96,091	(81,290)	2,105,467
Mobile network access	421,060	—	165	(13,733)	38,882	(1,532)	444,842
Tower and pole	117,114	—	—	(3,603)	4,185	(573)	117,123
Power equipment and Installations	158,771	69	3,942	(5,113)	22,010	(59)	179,620
Computer equipment	689,877	—	66,663	(17,414)	17,302	(4,712)	751,716
Goods lent to customers at no cost	247,248	324	13,135	(6,564)	44,491	(94,964)	203,670
Vehicles	59,694	—	9,482	(402)	—	(940)	67,834
Machinery, diverse equipment and tools	85,133	16	395	(1,513)	772	—	84,803
Other	26,904	9	2,572	(274)	2,127	—	31,338
Construction in progress	237,588	—	76,924	(1,034)	(128,686)	(1,551)	183,241
Materials	277,145	234	121,243	(1,302)	(142,073)	59	255,306
Total	4,935,726	2,439	373,908	(77,020)	(10,850)	(185,908)	5,038,295

TELECOM ARGENTINA S.A.

	Accumulated					Accumulated
	depreciation					depreciation	Net carrying
	as of	Incorporation		Currency	Decrease	as of	value as of
	December 31,	by		translation	and	December 31,	December 31,
	2021	acquisition	Depreciation	adjustments	reclassifications	2022	2022
Real estate	(76,497)	—	(18,398)	2,644	2,423	(89,828)	356,618
Switching equipment	(90,863)	—	(29,979)	9,688	265	(110,889)	56,000
Fixed network and transportation	(1,008,509)	(517)	(237,775)	7,103	81,246	(1,158,452)	947,015
Mobile network access	(235,057)	—	(67,270)	9,046	1,330	(291,951)	152,891
Tower and pole	(47,141)	—	(8,343)	2,261	258	(52,965)	64,158
Power equipment and Installations	(79,882)	(22)	(18,326)	3,161	44	(95,025)	84,595
Computer equipment	(405,714)	—	(129,465)	15,066	4,677	(515,436)	236,280
Goods lent to customers at no cost	(84,915)	(34)	(97,262)	4,478	94,964	(82,769)	120,901
Vehicles	(48,103)	—	(5,403)	296	900	(52,310)	15,524
Machinery, diverse equipment and tools	(70,742)	(3)	(2,887)	1,140	—	(72,492)	12,311
Other	(12,986)	—	(3,933)	243	—	(16,676)	14,662
Construction in progress	—	—	—	—	—	—	183,241
Materials	—	—	—	—	—	—	255,306
Total	(2,160,409)	(576)	(619,041)	55,126	186,107	(2,538,793)	2,499,502

Movements in the allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the year	(28,280)	(28,659)
Uses	6,472	324
Currency translation adjustments	(185)	55
At the end of the year	(21,993)	(28,280)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the year	(2,402)	(9,826)
(Increases)/ uses	(77)	7,424
At the end of the year	(2,479)	(2,402)

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2023	2022
Intangible assets	940,344	827,332
Impairment allowance	(33,918)	(33,843)
	906,426	793,489

TELECOM ARGENTINA S.A.

Details on the nature and movements of intangible assets as of December 31, 2023 and 2022 are as follows:

	Gross value as of					Gross value as of
	December 31,		Currency translation			December 31,
	2022	CAPEX	adjustments	Transfers	Decreases	2023
5G licenses	—	173,373	—	—	—	173,373
3G/4G licenses	383,661	—	—	—	—	383,661
PCS and SRCE licenses (Argentina)	202,076	—	—	—	—	202,076
Núcleo´s licenses	48,358	637	2,625	—	—	51,620
Customer relationship	269,888	—	739	—	—	270,627
Brands	254,767	—	—	—	—	254,767
Incremental Cost from the acquisitions of contracts	26,003	5,310	(10)	—	(13,380)	17,923
Content activation	2,314	1,481	—	—	—	3,795
Internally generated software	25,426	14,811	—	92	—	40,329
Other	16,186	2,351	463	(92)	—	18,908
Total	1,228,679	197,963	3,817	—	(13,380)	1,417,079

	Accumulated					Accumulated	Net carrying
	amortization as of		Currency			amortization as of	value as of
	December 31,		translation			December 31,	December 31,
	2022	Amortization	adjustments	Transfers	Decreases	2023	2023
5G licenses	—	(2,167)	—	—	—	(2,167)	171,206
3G/4G licenses	(126,915)	(26,122)	—	—	—	(153,037)	230,624
PCS and SRCE licenses (Argentina)	—	—	—	—	—	—	202,076
Núcleo´s licenses	(10,183)	(1,065)	(503)	—	—	(11,751)	39,869
Customer relationship	(214,330)	(42,711)	(214)	—	—	(257,255)	13,372
Brands	(2,055)	—	—	—	—	(2,055)	252,712
Incremental Cost from the acquisitions of contracts	(15,705)	(8,808)	(67)	—	13,380	(11,200)	6,723
Content activation	(1,127)	(1,543)	—	—	—	(2,670)	1,125
Internally generated software	(20,083)	(1,982)	—	(18)	—	(22,083)	18,246
Other	(10,949)	(3,510)	(76)	18	—	(14,517)	4,391
Total	(401,347)	(87,908)	(860)	—	13,380	(476,735)	940,344

	Gross value as of			Currency		Gross value as
	December 31,	Incorporation		translation		of December 31,
	2021	by acquisition	CAPEX	adjustments	Decreases (1)	2022
3G/4G licenses	426,354	—	3,345	—	(46,038)	383,661
PCS and SRCE licenses (Argentina)	202,076	—	—	—	—	202,076
Núcleo´s licenses	48,816	—	853	(1,311)	—	48,358
Customer relationship	269,041	1,233	—	(386)	—	269,888
Brands	254,636	131	—	—	—	254,767
Incremental Cost from the acquisitions of contracts	30,742	—	10,348	(174)	(14,913)	26,003
Content activation	819	—	1,495	—	—	2,314
Internally generated software	22,365	—	3,061	—	—	25,426
Other	16,171	—	199	(184)	—	16,186
Total	1,271,020	1,364	19,301	(2,055)	(60,951)	1,228,679

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2021	Amortization	adjustments	Decreases (1)	2022	2022
3G/4G licenses	(111,749)	(26,529)	—	11,363	(126,915)	256,746
PCS and SRCE licenses (Argentina)	—	—	—	—	—	202,076
Núcleo´s licenses	(8,159)	(2,043)	19	—	(10,183)	38,175
Customer relationship	(171,371)	(42,968)	9	—	(214,330)	55,558
Brands	(2,055)	—	—	—	(2,055)	252,712
Incremental Cost from the acquisitions of contracts	(17,542)	(13,079)	3	14,913	(15,705)	10,298
Content activation	(436)	(691)	—	—	(1,127)	1,187
Internally generated software	(19,806)	(277)	—	—	(20,083)	5,344
Other	(7,321)	(3,628)	—	—	(10,949)	5,236
Total	(338,439)	(89,215)	31	26,276	(401,347)	827,332

(1)Includes $(32,873) million corresponding to the return of spectrum mentioned in Note 2.e.i).

TELECOM ARGENTINA S.A.

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2023	2022
At the beginning of the year	(33,843)	(58,386)
Increases (*)	(75)	(8,330)
Uses (*)	—	32,873
At the end of the year	(33,918)	(33,843)

(*)In 2022 corresponds to the return of spectrum mentioned in Note 2.e.i).

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2023 and 2022 are as follows:

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2022	Increases	adjustments	Decreases	December 31, 2023
Leases rights of use
- Sites	234,820	49,246	10,483	(457)	294,092
- Real estate and others	58,830	8,587	2,833	(636)	69,614
- Poles	30,807	14,011	1,133	(24)	45,927
Indefeasible right of use	11,317	—	442	—	11,759
Asset Retirement Obligation	30,888	13,775	233	(2,543)	42,353
Total	366,662	85,619	15,124	(3,660)	463,745

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as	value as of
	December 31,		translation		of December 31,	December 31,
	2022	Amortization	adjustments	Decreases	2023	2023
Leases rights of use
- Sites	(105,928)	(44,653)	(6,227)	384	(156,424)	137,668
- Real estate and others	(34,650)	(12,888)	(1,465)	585	(48,418)	21,196
- Poles	(21,129)	(9,348)	(822)	8	(31,291)	14,636
Indefeasible right of use	(5,947)	(956)	(353)	—	(7,256)	4,503
Asset Retirement Obligation	(3,033)	(3,861)	(233)	2,463	(4,664)	37,689
Total	(170,687)	(71,706)	(9,100)	3,440	(248,053)	215,692

TELECOM ARGENTINA S.A.

	Gross value as of
	December 31,	Incorporation		Currency translation		Gross value as of
	2021	by acquisition	Increases	adjustments	Decreases	December 31, 2022
Leases rights of use
- Sites	203,225	—	40,860	(3,460)	(5,805)	234,820
- Real estate and others	50,375	90	10,921	(311)	(2,245)	58,830
- Poles	24,152	97	7,218	(660)	—	30,807
Indefeasible right of use	11,457	—	59	(199)	—	11,317
Asset Retirement Obligation	27,581	—	6,328	(50)	(2,971)	30,888
Total	316,790	187	65,386	(4,680)	(11,021)	366,662

	Accumulated					Accumulated	Net carrying
	amortization as of					amortization as	value as of
	December 31,	Incorporation		Currency translation		of December 31,	December 31,
	2021	by acquisition	Amortization	adjustments	Decreases	2022	2022
Leases rights of use
- Sites	(70,057)	—	(40,997)	1,526	3,600	(105,928)	128,892
- Real estate and others	(24,025)	(6)	(13,126)	343	2,164	(34,650)	24,180
- Poles	(12,730)	(56)	(8,757)	414	—	(21,129)	9,678
Indefeasible right of use	(5,029)	—	(1,049)	131	—	(5,947)	5,370
Asset Retirement Obligation	(2,255)	—	(3,799)	50	2,971	(3,033)	27,855
Total	(114,096)	(62)	(67,728)	2,464	8,735	(170,687)	195,975

NOTE 12 – TRADE PAYABLES

	As of December 31,
Current	2023	2022
Suppliers	351,192	271,766
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 27.b)	5,662	6,188
	356,854	277,954
Non-current
Suppliers	914	992
	914	992
Total trade payables	357,768	278,946

TELECOM ARGENTINA S.A.

NOTE 13 – BORROWINGS

	As of December 31,
Current	2023	2022
Bank overdrafts - principal	23,514	23,698
Bank and other financial entities loans – principal	204,748	124,786
Notes – principal	188,977	147,620
DFI (Note 22)	—	58
Loans for purchase of equipment	15,582	16,408
Remeasurement, interest and related expenses	130,657	105,841
	563,478	418,411
Non-current
Notes – principal	999,132	563,869
Bank and other financial entities loans – principal	399,680	319,466
Loans for purchase of equipment	10,725	13,874
Remeasurement, interest and related expenses	155,054	145,471
	1,564,591	1,042,680
Total borrowings	2,128,069	1,461,091

Movements in Borrowings are as follows:

				Exchange
				differences,
				currency
	Balances at the			translation	Balances as of
	beginning of the	Net Cash		adjustments and	December 31,
	year	Flows	Accrued	others	2023
Bank overdrafts	23,698	58,006	—	(58,190)	23,514
Bank and other financial entities loans – principal	444,252	(38,117)	—	198,293	604,428
Notes – principal	711,489	154,297	—	322,323	1,188,109
DFI	58	(32,356)	—	32,298	—
Loans for purchase of equipment	30,282	(14,569)	—	10,594	26,307
Remeasurement, interest and related expenses	251,312	(174,573)	9,925	199,047	285,711
Total as of December 31, 2023	1,461,091	(47,312)	9,925	(*) 704,365	2,128,069
Total as of December 31, 2022	1,619,141	(103,151)	40,701	(**) (95,600)	1,461,091
(*)	Includes $34,104 million of loans that do not represent cash movement.
(**)	Includes $33,433 million of loans that do not represent cash movement.

The main borrowings, which are effective as of December 31, 2023 and 2022, are detailed below:

TELECOM ARGENTINA S.A.

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company issued several series of Notes, which amounts and main characteristics as of December 31, 2023 and 2022 are described below:

		Amount
		involved	Issuance	Maturity			Interest payment	Accouting balance (in millions) (*)
Series	Currency	(in millions)	date	date	Amortization	Interest rate	date	As of December 31,
								2023	2022
1	US$	400	07/2019	07/2026	In one installment at maturity date	Annual fixed rate of 8.00%	Semiannually	331,879	225,752
5	US$	389	08/2020	08/2025	In four installment of: 3% at 02/2023 30% at 08/2023 33% at 08/2024 34% at 08/2025	Annual fixed rate of 8.50%	Semiannually	219,488	224,662
7	UVA	125	12/2020	12/2023	In one installment at maturity date	Annual fixed rate of 3.00%	Semiannually	—	72,380
8	UVA	134	01/2021	01/2025	In one installment at maturity date	Annual fixed rate of 4.00%	Semiannually	62,401	77,643
9	US$linked	92	06/2021	06/2024	In one installment at maturity date	Annual fixed rate of 2.75%	Quarterly basis	74,371	50,669
10	UVA	127	12/2021	06/2025	In one installment at maturity date	0%	n/a	58,623	72,891
11		$2,000	12/2021	06/2023	In one installment at maturity date	Variable annual rate: Badlar plus spread of 3.25%	Quarterly basis	—	6,462
12 (1)	US$linked	23	03/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	85,265	59,407
	US$linked	75	08/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis
13		$2,348	03/2022	09/2023	In one installment at maturity date	Variable annual rate: Badlar plus spread of 1.50%	Quarterly basis	—	7,583
14	US$linked	62.4	02/2023	02/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	50,455	—
15 (2)	US$linked	87.4	06/2023	06/2026	In one installment at maturity date	0%	n/a	80,106	—
16 (3)	US$linked	180.4	07/2023	07/2025	In one installment at maturity date	0%	n/a	165,853	—
18 (4)	UVA	75	11/2023	11/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	43,380	—
19 (5) (6)	US$linked	34.6	11/2023	11/2026	In one installment at maturity date	0%	n/a	78,339	—
		30.9	12/2023	11/2026	In one installment at maturity date	0%	n/a

(*) This accounting balances includes remeasurement, interest and related expenses.

(1)

For Series 12 Notes issued on August 16, 2022, the subscription price was above par, so that on the date of issuance, its value was $11,621 million ($45,064 million in current currency as of December 31, 2023), equivalent to US $86 million without considering the issuance expenses.

(2)

For the Series 15 Notes: the subscription price was above par, so that on the date of issuance, its value was $24,474 million ($50,580 million in current currency as of December 31, 2023), equivalent to US$102.3 million without considering the issuance expenses.

(3)

For the Series 16 Notes: the subscription price was above par, so that on the date of issuance, its value was $57,186 million ($111,133 million in current currency as of December 31, 2023), equivalent to US $213.2 million without considering the issuance expenses.

(4)

For the Series 18 Notes, the subscription price was above par, so that on the date of issuance, its value was $37,435 million ($46,968 million in current currency as of December 31, 2023), equivalent to US$213.2 million, of which the Company received funds for $56,906 million ($29,825 million in current currency as of December 31, 2023) and $13,512 million ($16,953 million in current currency as of December 31, 2023) (equivalent to 34.1 million UVAs of nominal value) through the exchange of a portion of Series 7 Notes, net of issuance expenses for $151 million ($190 million in current currency as of December 31, 2023).

(5)

For the Series 19 Notes, the subscription price was above par, so that on the date of issuance, its value was $17,058 million ($21,402 million in current currency as of December 31, 2023), equivalent to US$48.3 million without considering the issuance expenses.

(6)

For the additional Series 19 Notes, the subscription price was above par, so that on the date of issuance, its value was $18,102 million, equivalent to US$49.9 million without considering the issuance expenses.

TELECOM ARGENTINA S.A.

Núcleo

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of up to 500,000,000,000 of Guaraníes (approximately $3,200 million as of the date of issue), Núcleo issued several series of Notes, which amounts and main characteristics as of December 31, 2023 and 2022 are described below:

		Amount					Interest	Accouting balance
		involved	Issuance	Maturity			payment	(in millions) (*)
Series	Currency		date	date	Amortization	Interest rate	date	As of December 31,
		(in millions)						2023	2022
1	Gs.	120,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	13,234	8,953
2	Gs.	30,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	3,296	2,230
3	Gs.	100,000	03/2020	03/2025	In one installment at maturity date	Annual fixed rate of 8.75%	Quarterly basis	11,042	7,471
4	Gs.	130,000	03/2021	01/2028	In one installment at maturity date	Annual fixed rate of 7.10%	Quarterly basis	14,558	9,834
5	Gs.	120,000	03/2021	01/2031	In one installment at maturity date	Annual fixed rate of 8.00%	Quarterly basis	13,452	9,087

(*) This accounting balances includes remeasurement, interest and related expenses.

TELECOM ARGENTINA S.A.

b)	Bank and other financing entities loans

b.1) Details of loans

		Principal					Interest	Accouting balance
Entities	Currency	residual	Maturity	Amortization	Interest rate	Spread	payment	(in millions) (*)
		nominal value	date				date	As of December 31,
		(in millions)						2023	2022
	US$	94	03/2027	Semiannually	Variable annual rate: SOF 6 months	between 4.43% and 7.18%	Semiannually	80,195	66,903
International Finance Corporation (IFC)	US$	120	Between 08/2024 and 08/2025	Semiannually	Variable annual rate: SOF 6 months	between 5.03% and 5.28%	Semiannually	100,869	118,290
	US$	185	08/2029 (1)	Semiannually from 08/2024	Variable annual rate: SOF 6 months	6.50%	Semiannually	153,759	103,760
Inter-American Investment Corporation (IIC)	US$	17	12/2024	Semiannually	Variable annual rate: SOF 6 months	6.28%	Semiannually	14,100	19,403
Inter-American Development Bank (IDB) (2)	US$	301	06/2027	Semiannually	Variable annual rate: SOF 6 months	between 7.18% and 9.18%	Semiannually	245,930	103,629
China Development Bank Shenzhen Branch (CDB) (3)	RMB	1,134	12/2027	Semiannually	Annual fixed rate of 4.95%	N/A	Semiannually	118,208	73,126
		$—	07/2023 (4)	In one installment at maturity date	Modified annual fixed rate 55.00%	N/A	Monthly	—	12,459
Banco Santander Argentina S.A.		$—	10/2023 (5)	In one installment at maturity date	Modified annual fixed rate 79.00%	N/A	Monthly	—	4,754
(Santander)		$—	07/2023 (6)	In one installment at maturity date	Modified: annual fixed rate of 44.50%	N/A	Monthly	—	11,131
		$—	06/2023	In one installment at maturity date	Annual fixed rate of 47.00%	N/A	Monthly	—	3,135
Banco BBVA Argentina S.A. (BBVA)		$—	03/2023	In one installment at maturity date	Annual fixed rate of 43.90%	N/A	Monthly	—	3,178
		$—	05/2023	In one installment at maturity date	Annual fixed rate of 44.85%	N/A	Monthly	—	4,692
Finnvera (7)	US$	51	Between 11/2025 and 11/2026	Semiannually	Variable annual rate: SOF 6 months	between 1.47% and 1.63%	Semiannually	36,728	34,606
Export Development Canadá (EDC) (8) (9)	US$	27	Between 12/2026 and 05/2023	Semiannually	Variable annual rate: SOF 6 months	between 1.63% and 6.65%	Semiannually	20,130	8,743
BBVA (10)		$147	07/2025	Monthly	Annual fixed rate of 47.90%	N/A	Monthly	149	622
PSA Finance Argentina (10)		$327	07/2025	Monthly	Annual fixed rate of 42.90%	N/A	Monthly	335	1,418
Rombo Compañía Financiera (11)		$233	07/2025	Monthly	Annual fixed rate between 70.9% and 77.9%	N/A	Monthly	244	—
Banco Industrial and Commercial Bank of China (Argentina) S.A.U. (ICBC) (12)		$—	08/2023	Monthly	Annual fixed rate of 4.90%	N/A	Monthly	—	257
Cisco Systems Capital Corporation (Cisco) and others (13)	US$	30	between 10/2022 and 11/2026	Quarterly basis	Annual fixed rate of 4.00%	N/A	Quarterly basis	27,140	31,072

(*) This accounting balances includes remeasurement, interest and related expenses.

(1)

In June, 2022 the Company executed a proposal for a credit line to finance the expansion of fixed and mobile network coverage with IFC for a total amount of up to US $184.5 million, as requested in a timely manner by the Company (the “Loan”). On July 15, 2022, the Company received a disbursement for a total amount of US $184.5 million ($98,834 million in current currency as of December 31, 2023) of which the Company received funds for US $181.5 million ($97,218 million in current currency as of December 31, 2023) were credited, because US $3 million ($1,616 million in current currency as of December 31, 2023) corresponding to debt issuance expenses.

(2)

On October 17, 2023, the Company subscribed two new tranches (5 and 6) under the IDB loan for a total of US $120 million, equivalent to $41,145 million ($58,236 million in current currency as of December 31, 2023), net of issuance expenses for $866 million ($1,226 million in current currency as of December 31, 2023). The funds were used to pay for the 5G spectrum.

(3)

During 2023 and 2022, the Company has subscribed new tranches for a total of RMB431.3 million ($31,298 million in current currency as of December 31, 2023) and RMB488 million ($40,308 million in current currency as of December 31, 2023), respectively.

TELECOM ARGENTINA S.A.

(4)

In July, 2022, the Company executed an addendum to Santander loan signed on August 18, 2021 for a total amount of $4,000 million ($16,592 million in current currency as of December 31, 2023) and agreed to change the principal maturity amortization schedule that would take place on August 18, 2022, by deferring it to July 27, 2023. Additionally, a new fixed interest rate from 40.5% to 55% annual nominal was renegotiated from July 27, 2022. This transaction was recognized as a debt extinguishment, recognizing a loss of $118 million that is included in “Borrowings renegotiation results” item, within financial results. As of December 31, 2023, this loan has been cancelled.

(5)

In October, 2022, the Company executed an addendum to Santander loan signed on October 15, 2021 for a total amount of $1,500 million ($5,152 million in current currency as of December 31, 2023), and agreed to change the amortization schedule of principal maturity that would take place on October 17, 2022, by deferring it to October 17, 2023. Additionally, a new fixed interest rate from 37.75% to 79% annual nominal was renegotiated from October 17, 2022. As of December 31, 2023, this loan has been cancelled.

(6)

In March, 2023, the Company executed an addendum to Santander loan signed on March, 2022 for a total amount of $3,500 million ($8,954 million in current currency as of December 31, 2023), and agreed to change the principal maturity amortization schedule whose maturity was on March 9, 2023, by deferring it to July 10, 2023. Additionally, a new fixed interest rate from 44.5% of 73.5% annual nominal was renegotiated. This transaction was recognized as a debt refinancing, recognizing a loss of $799 million that is included in “Borrowings renegotiation results” item, within financial results, net. As of December 31, 2023, this loan was totally repaid.

(7)

During 2022, the Company received a disbursement for a total amount of US$11.4 million ($6,582 million in current currency as of December 31, 2023) of which the Company received funds for US$9.7 million ($5,634 million in current currency as of December 31, 2023), because US$1.7 million ($948 million in current currency as of December 31, 2023) corresponding to the premium equivalent to 14.41% of the total amount committed by the lenders under the credit line were deducted from the initial disbursement). With this disbursement, the total amount committed for this line of credit is completed.

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

During 2022, the Company received a disbursement for a total amount of US$23.3 million($12,557 million in current currency as of December 31, 2023), of which the Company received US$19.5 million($10,748 million in current currency as of December 31, 2023) net of debt issuance expenses deducted, the total amount committed for this line of credit is completed.

(9)	On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 100% of the payments due to “Nokia Solutions and Networks Oy” and/or “Nokia Spain S.A.”, received from August 30, 2022 until November 1, 2024.

On September 28, 2023, the first disbursement of US$12.7 million ($6,799 million in current currency as of December 31, 2023) was received, maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65 percentage points.

(10)

On June 10, 2022, the Company executed a proposal for a credit line with Peugeot to finance the acquisition of 350 utility vehicles for a total amount of $1,042.7 million ($4,646 million in current currency as of December 31, 2023) plus VAT. For each acquisition, the Company will pay an advance of 40% of the value, financing the remaining 60% in 36 consecutive monthly installments at the rate agreed at the time of each acquisition through PSA Finance Argentina and/or BBVA.

(11)

On June 29, 2023, the Company executed a pledge loan with Rombo Compañia Financiera to finance 50% of the acquisition of 59 utility vehicles for a total amount of $521.2 million (VAT included) ($1,077 million in current currency as of December 31, 2023). For each acquisition, the Company agreed to pay advance payments of 50% of the value, financing the remaining 50%, equivalent to $260.6 million ($539 million in current currency as of December 31, 2023), in 24 consecutive monthly installments at the following rates: i) $80.3 million ($166 million in current currency as of December 31, 2023) at a rate of 70.9%, ii) $180.3 million ($372 million in current currency as of December 31, 2023) at a rate of 77.9%.

(12) On August 30, 2022, the Company executed a proposal for a credit line with Ford to finance the acquisition of 43 utility vehicles for a total amount of $222 million ($861 million in current currency as of December 31, 2023) plus VAT. For the acquisition, the Company was paid an advance of 50% of the value, financing the remaining 50% of $122.6 million ($475 million in current currency as of December 31, 2023) in 12 consecutive monthly installments at a fixed rate of 4.9% through ICBC. As of December 31, 2023, this loan has been cancelled.

(13)

During 2023 and 2022, the Company received a disbursement for a total of US$5 million ($2,448 million in current currency as of December 31, 2023) and US$17 million, equivalent to $1,911 million ($9,392 million in current currency as of December 31, 2023), respectively.

TELECOM ARGENTINA S.A.

b.2) LIBOR transition

During July, 2023, the Company signed addendums to the Finnvera loan and the two loans with IFC based on US$ LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addendum was in November 2023 for Finnvera loan. For IFC loans, the transition dates were on August and September 2023.

During September, 2023, the Company signed addendums to the IDB loan based on US$ LIBOR in order to replace LIBO rate with SOF rate, plus a 0.42826% adjustment margin. The transition date under the addendum was in December 2023.

The Company does not maintain any LIBOR-based loans as of December 31, 2023.

c)Compliance with covenants

The Company holds certain loans with IFC, IIC, IDB, Finnvera, EDC, and CDB, hereinafter collectively referred to as the "Lenders", which, as of December 31, 2023, amount to $769,919 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions: i) "Net Debt/EBITDA" and ii) "EBITDA/Interest Net" on a quarterly basis, along with the presentation of the Company’s financial statements.

Considering the complexity of Argentina's economic situation, described in Note 29, which prevented the early and accurate estimation of the ratios, the Company requested and obtained from the Lenders waivers regarding the obligation to present the Net Debt/EBITDA ratio from December 31, 2023 until March 15, 2024. These waivers were conditioned upon certain obligations during the period, which have been met to date.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allow increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2.700 billion on each calculation date, among other matters.

In addition, during the term of the waivers, the payment of dividends will be permitted between October 1, 2024 and December 31, 2024, for a maximum amount of US$100 million, while in compliance with a maintenance Net Debt/EBITDA ratio of less than 3.

The Company has complied with the Net Debt/EBITDA ratio established in the waiver obtained in March 2024, and is also in compliance with the rest of the commitments assumed and in force on the date of issuance of these consolidated financial statements.

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2023	2022
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	87,063	109,198
Termination benefits	4,077	8,054
	91,140	117,252

Non-current
Termination benefits	3,729	8,554
	3,729	8,554
Total salaries and social security payables	94,869	125,806

Compensation for the Key Managers of Telecom for the years ended December 31, 2023, 2022 and 2021 are shown in Note 27.d).

TELECOM ARGENTINA S.A.

NOTE 15 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	As of December 31,
	2023	2022
Núcleo	1,262	782
NYSSA	148	125
Adesol	104	60
Pem	38	6
Opalker	10	3
	(*) 1,562	976

(*)Includes $ (2,808) million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries, RECPAM and to compensation made with tax credits.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

		As of December 31,
		2023	2022
Tax carryforward		(494,367)	(94,690)
Allowance for doubtful accounts		(16,783)	(27,971)
Legal Claims and contingent liabilities		(7,316)	(9,386)
PP&E, intangible assets and right of use assets		622,539	666,335
Cash dividends from foreign companies		13,632	7,589
Income tax inflation adjustment effect		330,668	256,107
Other deferred tax liabilities (assets), net		(158)	(5,050)
Total deferred tax liabilities, net		448,215	792,934
Actions for recourse tax receivable		(888)	(2,765)
Total deferred tax liability, net	(*)	447,327	790,169

Net deferred tax assets		(13,815)	(7,698)
Net deferred tax liabilities		461,142	797,867
(*)	Includes $ (1,901) million of currency translation adjustments on foreign subsidiaries’ initial balances.

As of December 31, 2023, Telecom Argentina and some subsidiaries have cumulative tax loss carryforwards of $1,412,864 million (including $248 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represent a deferred tax asset of $494,367 million.

TELECOM ARGENTINA S.A.

The detail of the maturities of estimated tax carryforward is disclosed:

		Tax carryforward
Company	Tax carryforward	amount as of	Tax carryforward
	generation year	12.31.2023	expiration year
Telecom	2022	307,623	2027
Telecom	2023	1,083,494	2028
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,424	2027
Micro Sistemas	2023	17,505	2028
Interradios	2023	3	2028
Ubiquo	2022	128	No deadline
Ubiquo	2023	199	No deadline
AVC Continente Audiovisual	2021	3	2026
AVC Continente Audiovisual	2022	37	2027
AVC Continente Audiovisual	2023	135	2028
Cable Imagen	2021	6	2026
Cable Imagen	2022	16	2027
Cable Imagen	2023	51	2028
		1,412,864

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2023	2022	2021

	Profit (loss)
Income (loss) before income tax expense	(587,944)	(722,915)	262,399
Non-taxable items – Earnings from associates and joint ventures	1,888	(2,550)	(2,398)
Non-taxable items – Impairment of Goodwill charges	—	759,722	4,045
Non-taxable items – Other	1,299	4,771	(6,901)
Restatement in current currency of Equity, Goodwill and others	1,016,337	779,531	616,961
Subtotal	431,580	818,559	874,106
Effective income tax rate	33.65%	34.41%	34.34%
Income tax expense at statutory tax rate of each subsidiary	(145,208)	(281,689)	(300,149)
Deferred tax liability restatement in current currency and others	924,425	674,272	357,714
Income tax inflation adjustment	(429,765)	(306,768)	(254,280)
Actions for recourse	—	(3)	44
Income tax on cash dividends of foreign companies	(11,195)	(3,276)	(5,434)
Income tax benefit (expense) (*)	338,257	82,536	(202,105)

Current tax	(2,899)	54,562	(113,011)
Deferred tax	341,156	27,974	(89,094)
Income tax benefit (expense)	338,257	82,536	(202,105)

(*)In 2023 includes $ (571) million corresponding to the adjustment made in the Income tax affidavit of 2022.

In 2022 includes $57,891 million corresponding to the adjustment made in the Income tax affidavit of 2021, which includes, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in “Income Tax – Inflation Adjustment for Tax Purposes”.

In 2021 includes the effect of the change in the income tax rate provided for in Law No. 27,630 generated by the recalculation of the tax impact on balances at the beginning and on the result of the period, for approximately $(357,066) million.

TELECOM ARGENTINA S.A.

Income tax - Actions for recourse filed with the Tax Authority

During 2015 and 2022, Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal years from 2009 to 2017 for a total amount of approximately $2,039 million plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory based on the similarities with the parameters put forward in the matter of “Candy S.A.” as in the matter of “Distribuidora Gas del Centro”, heard by the National Supreme Court of Justice in whose verdicts, the Supreme Court ruled for the application of the inflation adjustment mechanism for the 2002 fiscal year.

In the years 2019, 2021 and 2022, the AFIP has rejected the actions for recourse corresponding to fiscal years 2009 to 2013 and 2015.Therefore, Telecom filed four actions for recourse before the National Court of First Instance.

The Company’s Management, with the assistance of its tax advisors, understands that the arguments presented by the Company follow the same criteria as those considered by the Supreme Court of Justice in similar precedents, among others. Therefore, the Company should obtain a favorable resolution to such claims.

Consequently, the Company maintained a non-current tax credit of $888 million as of December 31, 2023. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood according to the jurisprudential antecedents known as of the date of these consolidated financial statements.

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

As a consequence of the foregoing, the income tax due for the year 2022 includes a decrease of $7,517 million ($39,287 million in current currency as of December 31, 2023), assessed taking into account the weighted probability of occurrence, based on the above-mentioned judicial precedents.

The Company’s Management, with the assistance of its tax advisors, believes that the arguments presented by the Company in its filing with the AFIP follow the same criteria as those disclosed under “Income Tax – Reimbursement Claims filed with the Tax Authority” which were considered by the Supreme Court of Justice in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

TELECOM ARGENTINA S.A.

NOTE 16 –OTHER TAXES PAYABLES

	As of December 31,
Current	2023	2022
Other national taxes	33,194	25,438
Provincial taxes	4,162	2,925
Municipal taxes	1,792	2,563
	39,148	30,926
Non- current
Provincial taxes	11	138
	11	138
Total other taxes payables	39,159	31,064

NOTE 17 – LEASES LIABILITIES

	As of December 31,
Current	2023	2022
Argentina	26,981	27,958
Abroad	1,755	698
	28,736	28,656
Non- current
Argentina	45,331	53,518
Abroad	14,578	7,813
	59,909	61,331
Total lease liabilities	88,645	89,987

Movements in the lease liabilities are as follows:

	Years ended
	December 31,
	2023	2022
Balances at the beginning of the year	89,987	114,742
Incorporate by acquisition	—	125
Increases (*)	71,844	58,999
Financial results, net (**)	39,901	23,946
Payments	(44,192)	(47,521)
Decreases (included RECPAM and currency translation adjustments)	(68,895)	(60,304)
At the end of the year	88,645	89,987

(*)Included in acquisitions of Rights of use.

(**)Included in Other foreign currency exchange gains (losses) and Other interests, net.

TELECOM ARGENTINA S.A.

NOTE 18 – OTHER LIABILITIES

	As of December 31,
Current	2023	2022
Deferred revenues on prepaid credit	7,956	8,156
Deferred revenues on connection fees and international capacity leases	1,724	4,200
Debt for acquisition of NYSSA	567	613
Companies under section 33 - Law No. 19,550 and related parties (Note 27.b)	2,358	—
Funds to be paid to customers	7,219	1,610
Other	636	867
	20,460	15,446
Non-current
Deferred revenues on connection fees and international capacity leases	1,526	2,602
Pension benefits	2,249	2,736
Debt for acquisition of NYSSA	4,133	—
Companies under section 33 - Law No. 19,550 and related parties (Note 27.b)	1,026	1,614
Other	108	1,173
	9,042	8,125
Total Other liabilities	29,502	23,571

Movements in the pension benefits are as follows:

	Years ended
	December 31,
	2023	2022
At the beginning of the year	2,736	3,924
Service cost (*)	151	166
Interest cost (**)	1,856	1,267
Actuarial results (***)	420	(87)
RECPAM	(2,914)	(2,534)
At the end of the year	2,249	2,736
(*)	Included in Employee benefit expenses and severance payments.
(**)	Included in Other Financial result, net.
(***)	Included in Other comprehensive income (loss).

NOTE 19 – PROVISIONS

The Company evaluates and reviews each contingency applying the criteria indicated in Note 3.q) and 3.u.5).

The evolution of provisions as of December 31, 2023 and 2022 is as follows:

		Additions				RECPAM,
						currency	Balances
	Balances as	Capital	Financial		Payments	translation	as of
	of December 31,		result			adjustments	December 31,
	2022	(i)	(ii)	Reclassifications		and others	2023
Current
Legal Claims and contingent liabilities	8,201	9,889	—	12,695	(26,018)	573	5,340
Total current provisions	8,201	9,889	—	12,695	(26,018)	573	5,340
Non- Current
Legal Claims and contingent liabilities	20,261	11,665	10,373	(12,695)	(4)	(16,793)	12,807
Asset retirement obligations	16,031	13,775	—	—	—	(16,496)	13,310
Total non-current provisions	36,292	25,440	10,373	(12,695)	(4)	(33,289)	26,117

Total provisions	44,493	35,329	10,373	—	(26,022)	(32,716)	31,457

TELECOM ARGENTINA S.A.

		Additions				RECPAM,
			Financial			currency
	Balances as	Capital	result		Payments	translation	Balances
	of					adjustments and	as of
	December 31, 2021	(iii)	(iv)	Reclassifications		others	December 31, 2022
Current
Legal Claims and contingent liabilities	13,017	24,137	—	20,765	(48,894)	(824)	8,201
Total current provisions	13,017	24,137	—	20,765	(48,894)	(824)	8,201

Non- Current
Legal Claims and contingent liabilities	37,061	12,923	5,907	(20,765)	—	(14,864)	20,261
Asset retirement obligations	21,017	6,328	—	—	—	(11,315)	16,031
Total non-current provisions	58,078	19,251	5,907	(20,765)	—	(26,179)	36,292

Total provisions	71,095	43,388	5,907	—	(48,894)	(27,003)	44,493

(i)$21,554 million charged to Other operating expenses and $13,775 million charged to Right of use assets.

(ii)	Charged to Other foreign currency exchange gains (losses) and Other interests, net.
(iii)	$37,033 million charged to Other operating expenses, $27 million charged to Other receivables current and $6,328 million charged to Right of use assets.
(iv)	Charged to Other interests, net.

Below is a summary of the most significant claims and legal actions for which the Company, based on the advice of its legal counsel and the judicial background for each claim, has considers probable and/or possible based on IAS 37:

1.    Probable Contingent liabilities

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

In August 2008, the Supreme Court of Justice not only found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica but also ordered that the proceedings be remanded to the court of origin so that such court shall decide which defendant must pay —the licensee and/or the Argentine government— and set the parameters that are to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, among others). There are no uniform criteria among the Courts in relation to each of these concepts.

Following the Supreme Court of Justice’s decision, several Courts of Appeals have ruled that Decree No. 395/92 is unconstitutional. As a result, in the opinion of Telecom Argentina’s counsel, there is an increased probability that the Company will have to face certain contingencies, notwithstanding the reimbursement right to which Telecom Argentina would be entitled against the National Government.

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

TELECOM ARGENTINA S.A.

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

Federación Argentina de las Telecomunicaciones and Other v. Telecom Argentina S.A. on profit-sharing

In June 2013, the Company was served notice of this claim. The lawsuit was filed by four unions claiming the issuance of profit-sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs have requested that the court declare that Decree No. 395/92 is unconstitutional.

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

b)   Task Solutions v. Telecom Personal S.A. on Ordinary proceeding and Task Solutions v. Telecom Argentina S.A. on Ordinary proceeding

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

In December 2018, Task Solutions was declared bankrupt.

Finally, on August 1, 2023, the decision to have the case dismissed in the first instance due to failure to prosecute within the legal time limits became final, which was ratified by the Court of Appeals. No appeal has been filed before the Supreme Court of Argentina in this regard.

c)   Sanctions Imposed by the Regulator

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

In 2015, the Company learned of an adverse court ruling in a similar lawsuit, promoted by the same consumer’s association against another mobile operator.

On November 9, 2023, there was a first instance ruling where the Company was partially condemned to recognize credits in favor of a group of customer to be determined, but only for a limited period of time, between the years 2004 and 2005. The ruling was appealed.

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

In March 2017, ENACOM demanded Personal to rectify its statements corresponding to October 2016, requiring that such plans’ statements continue to be prepared based on the previous criteria. ENACOM issued a similar order in September 2018 for the subsequent periods. The Company’s Management believes that it has solid legal arguments to defend its position. Such arguments were actually confirmed in the recitals of Resolution ENACOM No. 840/18. Therefore, Telecom filed the corresponding administrative responses.

In August 2017, Personal received the notice of charge for the differences in the amounts owed in connection with the payment made in October 2016. Notwithstanding the grounds disclosed in its response, in April 2019, ENACOM imposed a sanction on the Company due to the non-compliance alleged for that period. The Company filed the corresponding administrative response. However, the company cannot assure that its arguments will be accepted by ENACOM.

The difference resulting from both criteria since October 2016 is of approximately $717 million plus interest as of December 31, 2023.

On February 27, 2018, ENACOM Resolutions Nos. 840/18 and 1,196/18 were published in the Official Gazette. Through these Resolutions, ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, established a new regime for mobile communication services, which substantially increased the amounts to be paid for such service.

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

d)     Claims filed by unions in connection with union contributions

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

e)     Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding

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

TELECOM ARGENTINA S.A.

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

f)    Claim “Unión de Usuarios y Consumidores and Other v. Telecom Argentina S.A.”

On September 3, 2019, Telecom was served notice of a class action brought by “Unión de Usuarios y Consumidores” and “Consumidores Libres Cooperativa Ltda. De Provisión de Servicios de Acción Comunitaria”, pending before the Commercial Court of First Instance No. 9, Clerk’s Office No. 17, for an unspecified amount.

Claimants seek to obtain an order against the Company for the reimbursement of the price increases collected from its subscribers in September and October 2018 and in January 2019 and of any price increase that may be collected for the duration of the proceedings (for timely provided services under the brands Cablevisión and Fibertel), plus interest accrued until the effective reimbursement date. Claimants allege that the defendant infringed certain provisions set forth under the General Rules Governing ICT Services Customers and Law No. 24,240 related to the terms and form of notice to subscribers of changes in the prices of such services.

Based on the advice of its legal counsel, the Company believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

g)    Resolution No. 50/10 et seq. issued by the Secretaría de Comercio Interior de la Nación (Secretariat of Domestic Trade or “SCI”)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly basic subscription prices. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

In accordance with the decision rendered on August 1, 2011 in re “LA CAPITAL CABLE S.A. v/ Ministry of Economy-SCI “, the Federal Court of Appeals of the City of Mar del Plata ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). The National Government filed an appeal such resolution, which was dismissed. The National Government filed a direct appeal with the Supreme Court of Justice, which has also been dismissed.

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

TELECOM ARGENTINA S.A.

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

3.     Gain Contingencies

“AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services for a system called “Argentine Football System Administration” (“AFA Plus Project”), therefore, in compliance with its contractual obligations, the Company has made investments and incurred expenses.

In September 2014, AFA notified the Company of its decision to terminate the agreement, modifying the AFA Plus Project, and also informed that it will assume the payment of the investments and expenditures incurred by the Company. Accordingly, negotiations between the parties have started.

Although, during 2015, AFA made various proposals to compensate the investments and expenditures incurred by Telecom through advertising barter transactions exclusively related to the AFA Plus Project (or the one that replaces this Project in the future), the Company did not accept it because it considered it insufficient. Consequently, in October 2015, the Company formally demanded that AFA pay the amounts owed.

During 2016 and 2018, the Company initiated certain mandatory pre-judicial mediation procedures which were finished without agreement. On December 19, 2018, the Company brought a claim against AFA for $ 353 million plus interest and court costs.

At this time, the judge has ordered discovery proceedings.

The Company’s Management, with the assistance of its external advisor, believes that the company has solid legal arguments to support its claim and is evaluating the necessary actions to recover the investments made and expenses incurred.

The Company recorded a provision derived from the uncertainties related to the recoverable value of the assets related to the AFA Plus Project and in no way implies that Telecom has waived or limited its rights as a genuine creditor under the agreement.

NOTE 20 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $586,790 million as of December 31, 2023 (of which $139,154 million corresponds to Fixed Assets commitments). These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

TELECOM ARGENTINA S.A.

NOTE 21 – EQUITY

(a)Capital Stock

As of December 31, 2023 and 2022, the total capital stock of Telecom Argentina amounted to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

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

(b)Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2023 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2022 for $207,832,672,505 ($647,208 million in current currency as of December 31, 2023). The Board proposed: i) to reclassify from retained earnings to “Contributed Surplus” $273,927,247,113 ($853,028 million in current currency as of December 31, 2023) resulting from the adjustment for the loss of the higher value allocated to the assets and liabilities identified and incorporated as of the date of merger, which gave rise to the creation of the Contributed Surplus, (ii) to appropriate to the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” the total amount of the difference in the accumulated deficit for $66,094,574,608 ($205,820 million in current currency as of December 31,2023);
(ii)	to delegate on the Board of Directors the power to reverse before December 31, 2023 the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” in an amount that will allow to distribute the 2030 Global Bonds as non-cash dividends for up to a nominal amount of US$473,623,896. For further information on the distribution of dividends, see Note 4.b) “Dividend paid -Distribution of non-cash dividends”.

(c)Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares were to be included in the PPP (an employee share ownership program sponsored by the Argentine government). During the following years, both the Shareholders’ Assembly and the Board of Directors (based on the powers delegated by the Shareholders) carried out the conversion of Class “C” shares for a total of 98,331,364.

As of the date of these consolidated financial statements, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

TELECOM ARGENTINA S.A.

(d)Restrictions on distribution of profits

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

NOTE 22 – FINANCIAL INSTRUMENTS

a)Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2023 and 2022, their category of financial instrument and the details of profits and losses generated according to each category.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2023	cost	loss	Income	Total
Assets
Cash and cash equivalents	126,516	33,258	—	159,774
Investments	12,110	111,859	—	123,969
Trade receivables	133,120	—	—	133,120
Other receivables	21,615	10	1,986	23,611
Total	293,361	145,127	1,986	440,474
Liabilities
Trade payables	357,768	—	—	357,768
Borrowings	2,128,069	—	—	2,128,069
Leases liabilities	88,645	—	—	88,645
Other liabilities	14,346	1,593	—	15,939
Total	2,588,828	1,593	—	2,590,421

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2022	cost	loss	Income	Total
Assets
Cash and cash equivalents	99,563	25,162	—	124,725
Investments	—	26,074	—	26,074
Trade receivables	117,507	—	—	117,507
Other receivables	5,585	7,631	990	14,206
Total	222,655	58,867	990	282,512
Liabilities
Trade payables	278,946	—	—	278,946
Borrowings	1,461,033	1,185	(1,127)	1,461,091
Leases liabilities	89,987	—	—	89,987
Other liabilities	2,453	2,227	—	4,680
Total	1,832,419	3,412	(1,127)	1,834,704

TELECOM ARGENTINA S.A.

Gains and losses by category – Year 2023

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	63,196	24,823
Financial liabilities at amortized cost	(758,092)	(22,142)
Financial assets at fair value through profit or loss	88,770	64,323
Financial liabilities at amortized cost through profit or loss	(31,136)	—
Total	(637,262)	67,004

Gains and losses by category – Year 2022

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	18,143	14,216
Financial liabilities at amortized cost	63,960	(51,759)
Financial assets at fair value through profit or loss	(29,848)	(2,283)
Financial liabilities at amortized cost through profit or loss	(17,233)	—
Total	35,022	(39,826)

Gains and losses by category – Year 2021

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	38,403	8,025
Financial liabilities at amortized cost	159,397	(134,267)
Financial assets at fair value through profit or loss	4,288	570
Financial liabilities at fair value through profit or loss	(17,124)	—
Total	184,964	(125,672)

b)Fair value hierarchy and other disclosures

The Company presents the judgments and estimates made to determine the fair values of the financial instruments that are recognized and measured at fair value in its consolidated financial statements.

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

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of December 31, 2023 and 2022, and the level of hierarchy are listed below:

As of December 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	14,426	—	14,426
Government bonds (1) (2)	130,691	—	130,691
Other receivables: DFI (3)	—	1,549	1,549
Other receivables: Indemnification assets (4)	—	10	10
Non-current Assets
Other receivables: DFI (3)	—	437	437
Total assets	145,117	1,996	147,113
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	—	567	567
Borrowings: DFI	—	—	—
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	—	1,026	1,026
Total liabilities	—	1,593	1,593

As of December 31, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	17,966	—	17,966
Government bonds (1) (2)	40,790	—	40,790
Other receivables: DFI (3)	—	365	365
Other receivables: Indemnification assets (4)	—	109	109
Non-current Assets
Other receivables: DFI (3)	—	627	627
Total assets	58,756	1,101	59,857
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	—	613	613
Borrowings: DFI	—	58	58
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	—	1,614	1,614
Total liabilities	—	2,285	2,285
(1)

The Mutual funds are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. The Government bonds are included in Cash and cash equivalents and Investments.

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

During the years ended December 31, 2023 and 2022, there were no transfers between Levels of the fair value hierarchy.

TELECOM ARGENTINA S.A.

Additionally, in accordance with IFRS 7, the methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 13 as of December 31, 2023 and 2022 are as follows:

Trade receivables and Other receivables: Carrying amounts are considered to approximate fair value due to the short term nature of these receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant.

Trade payables and Other liabilities: The carrying amount of trade payables and other liabilities to approximates its fair value due to the short term nature of these debts. Noncurrent trade payables and other liabilities have been discounted.

Borrowings

As of December 31, 2023, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	1,305,742	1,210,111
Other borrowings	822,327	828,547
	2,128,069	2,038,658

As of December 31, 2022, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	835,024	846,820
Other borrowings	626,067	612,754
	1,461,091	1,459,574

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

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

The position of DFIs in the consolidated statements of financial position and amounts recognized in Consolidated Income Statements and Consolidated Statements of Comprehensive Income, are detailed below:

	As of December 31,
	2023	2022
Other receivables current - DFI: SOFR	1,549	365
Other receivables non current - DFI: SOFR	437	627
Total assets	1,986	992
Borrowings current - DFI: Exchange rate	—	58
Total liabilities	—	58

	Years ended December 31,
	2023	2022	2021
	Profit (loss)
Foreign currency exchange effect on borrowings	7,932	(4,842)	(11,108)
Interests on borrowings	(1,243)	(458)	(2,292)
Financial results	6,689	(5,300)	(13,400)
DFI effects classified as hedges	1,313	1,893	2,074
Other comprehensive income (loss)	1,313	1,893	2,074

●	Interest rate swaps – cash flow hedges

As of December 31, 2023, the three DFI agreements signed (during September, 2022) by the Company remain in force, to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15,2023 to August 15, 2025. The amounts hedged in each agreement are: two for a total amount of US$60 million each, and one for a total amount of US$64.5 million. The interest rates are 3.605%, 3.912% and 3.895%, respectively.

In September 2022, the several DFI agreements were finalized to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million and from the IIC loan amounting to US$100 million. The mentioned agreements hedged a total amount of US$440 million. Such DFI allows fixing the variable rate in a range between 2.085% and 2.4525% nominal annual rate.

●     Exchange rate Hedges

During year ended December 31, 2023, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$752 million fixing the average exchange rate in 279.8 Argentine pesos/US$, expiring between February 2023 and November 2023. Additionally, entered into one DFI agreement to RMB20 million fixing the average exchange rate in 37 Argentine pesos/RMB, $, expiring in May 2023 and July 2023.

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

TELECOM ARGENTINA S.A.

d)	Offsetting of financial assets and financial liabilities

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that Telecom has the intention to make such offsetting. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries applies regularly). Offsetting is also applied to transactions with agents.

The following table presents financial assets and liabilities that are offset as of December 31, 2023 and 2022:

	As of December 31, 2023
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	140,402	24,483	(365,050)	(16,811)
Offsetting	(7,282)	(872)	7,282	872
Current and noncurrent assets (liabilities) – Carrying Value	133,120	23,611	(357,768)	(15,939)

	As of December 31, 2022
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	125,096	15,626	(286,535)	(6,100)
Offsetting	(7,589)	(1,420)	7,589	1,420
Current and noncurrent assets (liabilities) – Carrying Value	117,507	14,206	(278,946)	(4,680)

NOTE  23 – REVENUES

	Years ended December 31,
	2023	2022	2021
Mobile Services	829,552	912,773	977,421
Internet Services	449,904	503,671	550,600
Cable Television Services	363,367	407,645	500,750
Fixed and Data Services	244,009	277,224	357,471
Other services revenues	19,100	18,006	14,057
Subtotal Services revenues	1,905,932	2,119,319	2,400,299
Equipment revenues	153,169	151,409	180,744
Total Revenues	2,059,101	2,270,728	2,581,043

TELECOM ARGENTINA S.A.

NOTE 24 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $2,184,166 million, $3,189,197 million and $2,597,949 million for the years ended December 31, 2023, 2022 and 2021, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2023	2022	2021
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(476,011)	(489,729)	(506,081)
Severance indemnities	(28,089)	(67,800)	(39,539)
Other employee expenses	(10,362)	(11,301)	(11,379)
	(514,462)	(568,830)	(556,999)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(134,176)	(143,861)	(172,953)
Fees for services	(122,864)	(129,530)	(123,504)
Directors and Supervisory Committee’s fees	(1,677)	(2,068)	(3,391)
	(258,717)	(275,459)	(299,848)

Taxes and fees with the Regulatory Authority
Turnover tax	(78,175)	(83,962)	(95,923)
Regulatory Entity Fees	(39,041)	(43,541)	(47,698)
Municipal taxes	(20,925)	(23,866)	(27,441)
Other taxes and fees	(20,048)	(22,991)	(27,557)
	(158,189)	(174,360)	(198,619)
Cost of equipment
Inventory balance at the beginning of the year	(21,605)	(20,858)	(36,404)
Plus:
Purchases	(133,824)	(117,503)	(119,827)
Others	11,455	9,196	8,222
Less:
Inventory balance at the end of the year	32,896	21,605	20,858
	(111,078)	(107,560)	(127,151)
Other operating expenses	Profit (loss)
Legal Claims and contingent liabilities	(21,554)	(37,033)	(47,898)
Rentals and internet capacity	(12,037)	(12,955)	(16,688)
Energy, water and other services	(38,881)	(41,128)	(42,407)
Postage, freight and travel expenses	(15,104)	(15,981)	(15,692)
Other	(7,464)	(6,402)	(5,805)
	(95,040)	(113,499)	(128,490)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(544,533)	(619,041)	(657,448)
Amortization of intangible assets	(87,908)	(89,215)	(94,375)
Amortization of Rights of use assets	(71,706)	(67,728)	(62,661)
Impairment of Fixed Assets (*)	(314)	(766,483)	(7,788)
	(704,461)	(1,542,467)	(822,272)

(*)In 2022 includes $759,523 million corresponding to the impairment of goodwill of the CGU Telecom.

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

	Operating	Administration	Commerciali-	Other	Total	Total	Total
Concept	costs	costs	zation costs	expenses	12.31.2023	12.31.2022	12.31.2021
Employee benefit expenses and severance payments	(278,403)	(112,373)	(123,686)	—	(514,462)	(568,830)	(556,999)
Interconnection costs and other telecommunication charges	(60,793)	—	—	—	(60,793)	(69,927)	(92,578)
Fees for services, maintenance, materials and supplies	(111,771)	(42,234)	(104,712)	—	(258,717)	(275,459)	(299,848)
Taxes and fees with the Regulatory Authority	(155,996)	(571)	(1,622)	—	(158,189)	(174,360)	(198,619)
Commissions and advertising	—	—	(120,602)	—	(120,602)	(137,536)	(147,962)
Cost of equipment	(111,078)	—	—	—	(111,078)	(107,560)	(127,151)
Programming and content costs	(116,172)	—	—	—	(116,172)	(142,441)	(175,606)
Bad debt expenses	—	—	(44,652)	—	(44,652)	(57,118)	(48,424)
Other operating expenses	(57,055)	(10,472)	(27,513)	—	(95,040)	(113,499)	(128,490)
Depreciation, amortization and impairment of Fixed Assets	(550,034)	(100,798)	(53,315)	(314)	(704,461)	(1,542,467)	(822,272)
Total as of 12.31.2023	(1,441,302)	(266,448)	(476,102)	(314)	(2,184,166)
Total as of 12.31.2022	(1,588,132)	(299,123)	(535,459)	(766,483)		(3,189,197)
Total as of 12.31.2021	(1,780,112)	(251,138)	(558,911)	(7,788)			(2,597,949)

Other leases

Future minimum lease payments of non-cancellable other lease agreements of Telecom and its subsidiaries as of December 31, 2023, 2022 and 2021 in currency on the transaction date are as follows:

	Less than		More than 5
	1 year	1‑5 years	years	Total
2023	1,765	3,858	1,483	7,106
2022	2,033	414	—	2,447
2021	2,644	863	—	3,507

Further information is provided in Note 3.k).

TELECOM ARGENTINA S.A.

NOTE 25 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2023	2022	2021

	Profit (loss)
Interests on borrowings (*)	(58,478)	(46,559)	(93,276)
Remeasurement in borrowings (**)	49,796	5,400	(3,422)
Foreign currency exchange gains (losses) on borrowings (***)	(624,826)	133,909	283,848
Borrowings renegotiation results	(799)	(125)	(13,054)
Total financial cost	(634,307)	92,625	174,096
Fair value gains/(losses) on financial assets at fair value through profit or loss	64,323	(39,496)	8,614
Other foreign currency exchange gains (losses)	(59,786)	1,170	42,139
Other interests, net	15,430	6,026	(9,937)
Other taxes and bank expenses	(25,337)	(21,674)	(25,950)
Financial expenses on pension benefits	(1,856)	(1,267)	(1,364)
Financial discounts on assets, debts and others	(7,277)	(9,937)	(14,801)
RECPAM	187,819	165,557	104,110
Total other financial results, net	173,316	100,379	102,811
Total financial results, net	(460,991)	193,004	276,907
(*)	Includes ($1,243) million, ($458) million and ($2,292) million corresponding to net income and losses generated by DFI in the years ended December 31, 2023, 2022 and 2021, respectively.
(**)	Related to Notes issued in UVA.
(***)	Includes ($7,932) million, ($4,842) million and ($11,106) million corresponding to net income and losses generated by DFI in the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 26 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom and its subsidiaries are exposed to the following financial risks in the ordinary course of its business operations:

●	Market risk: stemming from change in exchange rates, market prices and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
●	Credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart regarding the operations of Telecom;
●	Liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

●	The definition of guidelines for directing operations;
●	The activity of the Board of Directors and Management which monitors the level of exposure to mentioned risks consistently with prefixed general objectives;
●	The identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
●	The monitoring of the results achieved.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in financial instruments may differ significantly from this estimate.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom are described below.

TELECOM ARGENTINA S.A.

Market risk

Foreign exchange risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes.

Telecom has great part of its commercial and financial debt denominated in US$ and other currencies, unlike the Company’s sales revenue, which is mainly generated in Argentine pesos. Additionally, Telecom and its subsidiaries have cash and cash equivalents and investments mostly denominated in foreign currency that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to commercial and financial debt in foreign currency.

The financial risk management policies of Telecom are directed towards diversifying the acquisition of goods and services in the functional currency and using selected DFI to mitigate long-term positions in foreign currency.

The continuous appreciation of the U.S. Dollar against to the Argentine peso over the last few years, being only 356.3% in 2023 and in particular 124.2% in the last December, has had and still has a negative impact on the payment of debts denominated in foreign currency and any further devaluation may have a negative effect on our financial situation and the results of our operations. This impact negatively affects the Company because it depends mainly on the domestic market with revenues usually collected in Argentine pesos. See Note 29.

In addition, it should be noted that over the last few years the Argentine peso continued to depreciate against the US dollar and other currencies. As a result of the increased volatility of the Argentine peso, the BCRA implemented several measures to stabilize its value, including, among others, restrictions on the access to the MULC.

Among the measures implemented by the PEN and the BCRA the following stand out:

-

PAIS Tax: establish that all transactions involving the purchase foreign currency made by residents in the country on or after July 24, 2023 for the payment of obligations related to the activities detailed below will be subject to the PAIS tax (Note 3.p).

-

Communication “A” 7106 and its amendments: establish that those private sector companies with scheduled principal maturities on any external borrowings (other than intercompany debt) between October 15, 2020, and December 31, 2023 (as of the date of these financial statements, these communications have not been renewed), may access the MULC provided they summit to the BCRA a refinancing plan be based on the following criteria: (a) the net amount for which the foreign exchange market will be accessed under the original terms shall not exceed 40% of the maturing principal amount, and (b) the remaining principal must be refinanced with a new external indebtedness with an average maturity of at least two years.

This mandatory refinancing shall not apply to: (a) indebtedness with international organizations or their associated agencies or guaranteed by them; (b) indebtedness granted by official credit agencies or guaranteed by them; (c) indebtedness incurred as from January 1, 2020, which proceeds have been repatriated and settled in the exchange market; (d) new indebtedness, incurred as from January 1, 2020, which allowed prior refinancing plans to be achieved; (e) holdouts of refinanced indebtedness that met the requirements set forth in Communication “A” 7106; and (f) payments of principal for an amount no exceeding US$2 million per month. As of the date of issuance of these consolidated financial statements, said resolution was not renewed.

As a result of the requirements established by the BCRA, the Company’s ability to purchase foreign currency may be limited, which would have an adverse effect on its financial situation and its ability to comply with obligations denominated in foreign currency, since any restrictions on the transfer of funds abroad determinated by the government could affect our ability to pay dividends or make payments (principal or interest) in relation to the Company’s borrowings denominated in US dollars, as well as to comply with any other obligation denominated in foreign currency.

In any case, in compliance with Communication “A” 7106, Telecom refinanced its debts in previous years, allowing it at present to have access to MULC.

TELECOM ARGENTINA S.A.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2023 and 2022, are the following:

	2023	2022
	In equivalent millions of Argentine pesos
Assets	178,980	145,963
Liabilities	(2,252,239)	(1,379,844)
Liabilities Net	(2,073,259)	(1,233,881)

Sensitivity analysis

As of December 31,2023, which is a not hedged net liability position in foreign currency of US$2,564 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $414,652 million of the consolidated financial position in foreign currency.

Interest rate risk

Within its structure of borrowings, Telecom and its subsidiaries have bank overdrafts denominated in Argentine pesos accruing interest at rates that are reset at maturity, notes and other financial entities’ loans denominated in Argentine pesos, U.S. dollar, RMB and Guaraníes that bear interest at fixed and variable rates.

The Company has borrowings at variable rate SOF, which amounts to $675,088 million as of December 31, 2023. It should be pointed that, during 2023, the Company has finished the replacement of the LIBOR rate on all of its borrowings. For more information, see Note 13.

The risk management policies of Telecom to reduce the effect of changes in interest rates, consists of using the different DFI that amounts to $149,008 million as of December 31, 2023, that convert variable rates into fixed rates. For more information, see Note 22.

Therefore, the net borrowings not hedged amounts to $526,080 million as of December 31, 2023.

For more information, see Note 13.

Sensitivity analysis

Management believes that any variation of 100 bps in the agreed interest rates would result in $5,260 million gain / loss.

Price Risk

Telecom’s and its subsidiaries’ investments in financial assets at fair value through profit or loss are susceptible to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

As of December 31, 2023, the total value of investments with changes in fair value recognized in net income amounted to $111,859 million.

Sensitivity Analysis

Management estimates that any 10% variation in the market price would result in $11,186 million gain / loss.

TELECOM ARGENTINA S.A.

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

	Cash and cash		Trade	Other
Date due	equivalents	Investments	receivables, net	receivables, net	Total
Total due	—	—	80,966	1,517	82,483
Total not due	159,774	123,969	52,154	22,094	357,991
Total as of December 31, 2023	159,774	123,969	133,120	23,611	440,474

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $80,966 million as of December 31, 2023.

Regarding the credit risk relating to the asset included in the “Net borrowings or asset”, it should be noted that Telecom evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty. In order to minimize credit risk, Telecom also pursues a diversification policy for its investments of liquidity with leading high-credit-quality banking and financial institutions and generally for short-term periods. Consequently, there are no significant positions with any one single counterpart.

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

Telecom has an excellent credit rating and has several financing sources and several offers from first-class institutions to diversify its current funding structure, which includes accessing to capital market and obtaining competitive bank loans in what relates to terms and financial costs, in all cases, both at the domestic and international level, with the objective of covering its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings. For further information on bank loans agreements, bank loans payments and bank loans restructured, see Note 13.

The Company’s management evaluates the national and international macroeconomic context (including regulatory restrictions and foreign exchange restrictions) to take advantage of market opportunities to presser the financial health for the benefit of its investors.

It should be noted that, given the economic context and the foreign exchange restrictions mentioned in Note 29, during the current year, the Company has increased its unpaid debt in foreign currency, due to not having access to the corresponding currencies.

TELECOM ARGENTINA S.A.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Trade		Leases	Other
Maturity Date	payables	Borrowings	liabilities	liabilities	Total
Due	119,408	—	—	—	119,408
January 2024 thru December 2024	237,456	586,240	31,536	10,778	866,010
January 2025 thru December 2025	487	710,559	24,958	2,501	738,505
January 2026 thru December 2026	147	655,964	13,083	2,318	671,512
January 2027 and thereafter	280	389,000	28,565	342	418,187
	357,778	2,341,763	98,142	15,939	2,813,622

On the other hand, it should be noted that, Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers.

Telecom and its subsidiaries’ working capital breakdown and their variations are disclosed below:

	2023	2022	Variation
Trade receivables	132,868	117,139	15,729
Other receivables	42,712	52,956	(10,244)
Inventories	31,529	20,079	11,450
Current liabilities (not considering borrowings)	(543,240)	(479,411)	(63,829)
Negative operative working capital	(336,131)	(289,237)	(46,894)
Over revenues	16.3%	12.7%

Cash and cash equivalents	159,774	124,725	35,049
Other receivables	1,549	7,885	(6,336)
Investments	123,969	26,074	97,895
Current borrowings	(563,478)	(418,411)	(145,067)
Net Current financial (liability) asset	(278,186)	(259,727)	(18,459)

Assets classified as held for sale	—	2,971	(2,971)

Negative working capital (current assets – current liabilities)	(614,317)	(545,993)	(68,324)
Liquidity rate	0.44	0.39	0.05

According to this, the negative working capital amounted to $614,317 million as of December 31, 2023 (increasing $68,324 million compared to December 31, 2022).

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

TELECOM ARGENTINA S.A.

The issues related to financial debt ratios see Note 13.

NOTE 27 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)  Controlling Company

As of December 31, 2022 CVH was the controlling company of Telecom Argentina, holding directly and indirectly (thought VLG) 28.16% of the capital stock of the Company. Additionally, both VLG (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement (see below “Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH”), shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

On April 28, 2023, the Ordinary and Extraordinary General Shareholders’ Meeting held, the shareholders of CVH approved the corporate reorganization process through the merger by absorption of VLG and the Pre-Merger Commitment. The Definitive Merger Commitment was executed by public deed dated June 5, 2023.

On September 1, 2023, IGJ proceeded to register in its Public Registry the merger by absorption of VLG and its dissolution without liquidation with effect from January 1, 2023.

Consequently, as of December 31, 2023, as a result of the corporate reorganization process, CVH directly owns 28.16% of the Company’s share capital.

Shareholders’ Agreement: Fintech - CVH

On July 7, 2017 CVH, VLG (merged to date with CVH), Fintech Media LLC (merged to date with Fintech), Fintech Advisory Inc., GC Dominio S.A. (all of them direct or indirect shareholders of Cablevisión S.A.) and Fintech (direct or indirect shareholder of Telecom Argentina) entered into a shareholders’ agreement that governs the exercise of their rights as shareholders of the Company. The Shareholders´ Agreement establishes basically:

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

TELECOM ARGENTINA S.A.

Voting trust pursuant to the Shareholders’ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the “Trust Agreement”) was regularized, under which Fintech and VLG (i) each contributed with 235,177,350 shares of Telecom in a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom, exceed fifty percent (50)% of the outstanding shares, and (ii) CVH and Fintech each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case will be voted by the co-trustee of Fintech in accordance with the vote of Fintech or following the instructions of Fintech.

b)  Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates and Joint Venture

CURRENT ASSETS	Kind of related party	As of December 31,
Trade receivables		2023	2022
Ver TV	Associate	10	2
OPH	Joint venture	27	—
		37	2
Other receivables
La Capital Cable	Associate	210	1,046
Ver TV	Associate	2	6
		212	1,052
CURRENT LIABILITIES
Trade payables
La Capital Cable	Associate	3	—
TSMA	Associate	1	3
OPH	Joint venture	1,071	—
		1,075	3
Other liabilities
OPH	Joint venture	2,358	—
		2,358	—
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	4,133	—
		4,133	—

●Related parties

CURRENT ASSETS	As of December 31,
Trade receivables	2023	2022
Other related parties	656	699
	656	699
Other receivables
Other related parties	4	12
	4	12
CURRENT LIABILITIES
Trade payables
Other Related parties	4,587	6,185
	4,587	6,185

TELECOM ARGENTINA S.A.

c)  Transactions with Companies under section 33 - Law No. 19,550 and related parties

●Companies under section 33 - Law No. 19,550– Associates and Joint venture

	Transaction	Kind of related party	Years ended December 31,
			2023	2022	2021

			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	102	218	280
Ver TV	Services revenues and other revenues	Associate	33	—	37
OPH	Services revenues and other revenues	Joint venture	84	—	—
			219	218	317
			Operating costs
La Capital Cable	Fees for services	Associate	(870)	(554)	(545)
			(870)	(554)	(545)

●	Related Parties

	Transaction	Years ended December 31,
		2023	2022	2021

		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	1,974	1,548	1,921
		1,974	1,548	1,921
		Operating costs
Other Related parties	Programming costs	(17,783)	(21,727)	(25,641)
Other Related parties	Editing and distribution of magazines	(2,727)	(3,846)	(5,169)
Other Related parties	Advisory services	(2,306)	(2,778)	(3,207)
Other Related parties	Advertising purchases	(1,464)	(2,258)	(3,385)
Other Related parties	Other purchases and commissions	(1,119)	(956)	(1,171)
		(25,399)	(31,565)	(38,573)

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

d)  Key Managers

Compensation for Directors for technical-administrative functions and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom Argentina for the years ended December 31, 2023, 2022 and 2021 amounted to $5,898 million, $2,775 million and $1,184 million, respectively (in currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2023, an amount of $3,167 million remained unpaid.

Telecom Argentina has recorded a provision of $765 million, $435 million and $418 million for the fees of its Board of Directors’ members for the year ended December 31, 2023, 2022 and 2021, respectively (in currency of the transaction date). As of December 31,2023, there are no unpaid balances.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

NOTE 28 – ACQUISITION OF SHAREHOLDINGS

The main acquisitions in 2023 compared to previous years are detailed below:

a) Acquisition of NYSSA

On June 1, 2022, the Company acquired 100% of the issued shares of NYSSA (represented by 10,000 shares, of $1,000 per share and represents one vote each), whose main activity is to provide internet access services in Mendoza, Argentina, through a license granted by ENACOM.

The Purchase consideration amounted to $2,884 million (in current currency as of December 31, 2023) and the Net identifiable assets acquired at fair value were $1,987 million. Therefore, the Company recognized, as of December 31, 2022, a Goodwill of $897 million.

As of December 31, 2023, the Company maintains indemnification assets for a total amount of $45 million, associated with certain identified liabilities, which are expected to be deducted from the next installment payment. Additionally, as of December 31, 2023 the debt amounts to $1,592 million, of which $566 million are current and $1,026 million are non-current.

b)Acquisition of the OPH

On April 24, 2023, the Company entered into a share subscription agreement, whereby it subscribed 1,000 Class B common shares, entitled to one vote per share, of OPH, representing 50% of its capital stock, as well as an agreement of joint corporate governance of OPH and its subsidiaries, with the other shareholder.

OPH, a company incorporated in the state of Delaware, USA, holds a 100% equity interest in Open Pass S.A.U. (“Open Pass”), a company that provides computer services related to software development and maintenance, with which Micro Sistemas holds an agreement for the use and development of the digital wallet platform.

The transaction price was set at US$13.8 million. On the date of subscription of the shares, the Company paid US$4.8 million, equivalent to $2,775 million in current currency as of December 31, 2023 ($2,228 million in cash and $547 million through the delivery of government bonds), and the outstanding balance will be settled in three equal annual installments. As of December 31, 2023, the Company’s debt amounts to $6,492 million ($2,358 million are current and $4,133 million are non-current), and is recognized in “Other liabilities”.

In April, 2023, Micro Sistemas assigned to the Company the call option rights receivable over Open Pass shares granted to Micro Sistemas by certain shareholders of Open Pass, which expired on April 30, 2023.

In addition, in March, 2023, the Company set up a guarantee trust which as of December 31, 2023 is registered in IGJ, whose purpose is to constitute a guarantee of payment of the remaining balance to be paid to OPH, with OPH being the beneficiary of such trust.

As of December 31, 2023 the Company maintains a guarantee deposit under “Other receivables” for $7,189 million ($2,417 million are current and $4,772 million are non-current), related to the balance in bank accounts reported by the trust.

TELECOM ARGENTINA S.A.

NOTE 29 – ECONOMIC ENVIRONMENT

The Company operates in a complex economic environment, with a strong volatility in the main variables, both at national and international level.

During 2023, the Argentine economy experienced high levels of inflation, as well as the devaluation of its currency. Additionally, a severe drought affected the agro-industrial sector, leading to a decline in exports, which in turn resulted in a decrease in the reserves of the BCRA. This led the government to impose further restrictions on the access to the MULC and to implement the PAIS tax, with different rates for both imports of goods and services (see specific issues regarding this tax in Note 3.p).

On the other hand, 2023 was an election year in Argentina, which concluded with a change in the administration, adding further instability due to the uncertainty generated by the election results.

Throughout 2023, the U.S Dollar appreciated 356.3% against the Argentine peso, with the exchange rate going from 177.16 pesos per U.S Dollar by the end of 2022 to 808.45 pesos per dollar by the end of 2023, with the months of August (27.2)% and December (124.3)% experiencing the highest appreciation.

The year 2023 ended with an inflation rate of 211.4%, showing a very strong acceleration in the second half of the year, with December being the month with the highest inflation impact (25.5)%.

On the international front, in 2023, the global economy tended to decelerate. Core inflation persisted in many advanced economies, leading central banks to maintain and/or raise their benchmark interest rates. On the other hand, core inflation has been easing in many emerging economies, prompting them to reduce their benchmark rates, especially in Latin America. This had an impact on capital flows towards emerging economies, which lost momentum, consequently affecting their currencies.

The Company’s Management will continue to monitor the evolution of the aforementioned situations and the evolution of the variables that affect its business in order to determine the potential impacts on its economic and financial position. Therefore, the Company’s consolidated financial statements must be read in the light of these circumstances.

Carlos Moltini
Chairman of the Board of Directors

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

4.3

Amended Common Terms Agreement between Telecom Argentina and Inter-American Investment Corporation, dated December 15, 2021 (included as Exhibit 4.10 of the Form 20-F filed by Telecom Argentina on March 22, 2022 and incorporated by reference herein).

4.4

Amended IFC Loan Agreement between Telecom Argentina and International Finance Corporation, dated December 15, 2021 (included as Exhibit 4.11 of the Form 20-F filed by Telecom Argentina on March 22, 2022 and incorporated by reference herein).

4.5

IFC Loan Agreement between Telecom Argentina and International Finance Corporation, dated June 28, 2022 (included as Exhibit 4.7 of the Form 20-F filed by Telecom Argentina on March 20, 2023 and incorporated by reference herein).

4.6	Amended and Restated IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated October 20, 2023.

8.1	List of Subsidiaries.

12.1	Certification of Roberto D. Nóbile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Roberto D. Nóbile and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

PART III	TELECOM ARGENTINA S.A.

97	Policy Relating to Recovery of Erroneously Awarded Compensation of Telecom Argentina S.A., dated November 15, 2023.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
	By:	/s/ GABRIEL BLASI
		Name:	Gabriel Blasi
		Title:	Chief Financial Officer
Date: March 21, 2024