Form 20-F
period 2024-12-31
TELECOM ARGENTINA SA
filed 2025-02-28
CIK 932470

As filed with the Securities and Exchange Commission on February 28, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

☐ Yes ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2024. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, internet services and cable television services. The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries.

As of December 31, 2024, Telecom Argentina’s subsidiaries were the following:

Company	Main activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
AVC Continente Audiovisual S.A.(c)	Broadcasting services	Argentina	100.00%
Inter Radios S.A.U.	Broadcasting services	Argentina	100.00%
PEM S.A.U.	Investment	Argentina	100.00%
Cable Imagen S.R.L.	Closed-circuit television	Argentina	100.00%
Personal Smarthome S.A.	Security solutions and services	Argentina	100.00%
NYS2 S.A.U.	ICT Services and Audiovisual Communication Services.	Argentina	100.00%
Negocios y Servicios S.A.U.(c)	Provision of internet access services.	Argentina	100.00%
Teledifusora San Miguel Arcángel S.A.	Community Closed-Circuit Television	Argentina	100.00%
Manda S.A.	Investments in shares in public or private securities, consulting services, among others	Argentina	100.00%
Red Intercable Satelital S.A.U.	Broadcasting services	Argentina	100.00%
Micro Sistemas S.A.U.(b)	Services related to the use of electronic payment media	Argentina	100.00%
Ubiquo Chile Spa	Cybersecurity services and products	Chile	95.00%
Núcleo S.A.E.(d)	Mobile telecommunications Services	Paraguay	67.50%
Televisión Dirigida S.A.	Cable television services	Paraguay	100.00%
Personal Envíos S.A.(e)	Mobile financial services	Paraguay	67.50%
CrediPay S.A.(f)	Financial services	Paraguay	67.50%
Adesol S.A. (a)	Holding	Uruguay	100.00%
Opalker S.A.	Cybersecurity, content platform and related services	Uruguay	100.00%
Parklet S.A.(g)	Development and provision of digital platform services	Uruguay	100.00%
Saturn Holding LLC	Holding	USA	100.00%
Naperville Investments LLC	Holding	USA	100.00%
Micro Fintech Holding LLC(b) (e)	Holding	USA	100.00%
Telecom Argentina USA Inc.	Telecommunication services	USA	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.
(b)	As of December 19, 2024, Micro Fintech Holding LLC directly controls Micro Sistemas S.A.U.
(c)	On December 4, 2024, the Board of Directors of Telecom Argentina and the Boards of Directors of Negocios y Servicios S.A.U. and AVC Continente Audiovisual, approved the initiation of the process leading to the corporate reorganization consisting of the merger by absorption of Negocios y Servicios S.A.U. and AVC Continente Audiovisual (as absorbed companies) by Telecom Argentina (absorbing company), effective as of January 1, 2025, from which date the operations of Negocios y Servicios S.A.U. and AVC Continente Audiovisual should be considered as carried out by Telecom Argentina.
(d)	During June 2024, the merger by absorption between Núcleo S.A.E. (absorbing company) with Tuves Paraguay S.A. (absorbed company) has taken place.
(e)	Since May 2024, the subsidiary Micro Fintech Holding LLC directly controls Personal Envíos S.A.
(f)	On August 19, 2024, the subsidiary Micro Fintech Holding LLC established the company CrediPay S.A. in the Republic of Paraguay (with a 67.5% ownership)-whose corporate purpose is the granting of loans, financing, purchase of goods and services, as well as the development of payment networks, with the aim of participating in and investing in companies related to financial activities, with the purpose of participating in and investing in companies related to financial activities.
(g)	Company indirectly acquired by the subsidiary Opalker S.A. on December 9, 2024.

The Company has no significant subsidiaries.

Our consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-96 of this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), have been authorized for issuance and approved by resolution of the Board of Directors’ meeting held on February 27, 2025, and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this Annual Report for all the periods reported is presented based on constant Argentine Pesos as of December 31, 2024 (“current currency”). See “Item 3—Key Information—Risk Factors——Risk Relating to Argentina—Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios”, “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.d) to our Consolidated Financial Statements.

Telecom Argentina and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency, except for the following subsidiaries:

Company	Functional currency
Núcleo S.A.E.	Paraguayan Guaraníes
Televisión Dirigida S. A.	Paraguayan Guaraníes
Personal Envíos S.A.	Paraguayan Guaraníes
CrediPay S.A.	Paraguayan Guaraníes
Adesol S.A. and its subsidiaries	Uruguayan Pesos
Saturn Holding LLC	U.S. dollars
Naperville Investments LLC	U.S. dollars
Micro Fintech Holding LLC	U.S. dollars
Opalker S.A.	U.S. dollars
Ubiquo Chile Spa	U.S. dollars
Parklet S.A.	U.S. dollars
Telecom Argentina USA Inc.	U.S. dollars

Our Consolidated Financial Statements include the results of these subsidiaries converted into Argentine Pesos.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$1,032 = US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2024. On February 24, 2025, the exchange rate was P$1,061= US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”, and “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies”.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

●	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;
●	the implementation of our business strategy;
●	the changing dynamics and growth in the telecommunications, cable, cybersecurity and Fintech Services markets in Argentina, Paraguay, Uruguay, Chile and the United States;
●	our outlook for new and enhanced technologies;
●	the effects of operating in a competitive environment;
●	industry conditions;
●	the outcome of certain legal proceedings;
●	regulatory and legal developments; and
●	other factors identified or discussed under “Item 3—Key Information—Risk Factors”.

This Annual Report contains certain forward-looking statements and information relating to Telecom that are based on current views, expectations, estimates and projections of our Management and information currently available to Telecom. These statements include, but are not limited to, statements made in “Item 3—Key Information—Risk Factors,” “Item 5—Operating and Financial Review and Prospects—Trend Information,” “Item 8—Financial Information—Legal Proceedings” and other statements about Telecom’s strategies, plans, objectives, expectations, intentions, capital expenditures, and assumptions and any other statement contained in this Annual Report that is not a historical fact. When used in this Annual Report, the terms “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” and other similar expressions identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

●	our ability to service our debt and fund our working capital requirements;
●	our ability to successfully implement our business strategy and to achieve synergies;
●	our ability to introduce new products and services that enable business growth;
●	uncertainties relating to political and economic conditions in Argentina, Paraguay, United States, Uruguay and Chile, including the policies of the new administration in Argentina;
●	inflation and the devaluation of the Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso and the Chilean Peso and exchange rate risks in Argentina, Paraguay, Uruguay and Chile;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

●	restrictions on the ability to exchange Argentine Pesos, Paraguayan Guaraníes, Uruguayan Pesos or Chilean Pesos into foreign currencies and transfer funds abroad;
●	changes in interest rates;
●	the creditworthiness of our actual or potential customers;
●	the effects of operating in a competitive environment;
●	the impact of political and economic developments on demand for securities of Argentine companies;
●	the impact of additional currency and exchange measures or restrictions on our ability to access the international capital markets and our ability to repay our dollar-denominated indebtedness;
●	nationalization, expropriation and/or increased government intervention in companies;
●	technological changes;
●	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact our suppliers;
●	the effects of increased competition;
●	reliance on content produced by third parties;
●	increasing cost of our supplies;
●	our inability to finance on reasonable terms capital expenditures required to remain competitive;
●	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;
●	our capacity to compete and develop our business in the future;
●	the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and
●	the outbreak of military hostilities, including an escalation of Russia’s invasion of Ukraine, the armed conflict between Israel and Hamas, the conflict between Israel and Lebanon, tensions between China and Taiwan and the potential destabilizing effect of such conflicts.

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

5G (fifth-generation mobile system): The next major phase of mobile telecommunications standards. 5G is a complete redesign of network architecture with flexibility and agility to support upcoming service opportunities. It delivers higher speeds, higher capacity, extremely low latency and greater reliability.

Access (or Accesses): Connection provided by Telecom Argentina to internet services.

ADS: American Depositary Shares issued by JP Morgan, listed on the New York Stock Exchange, each representing rights to five (5) Class B Shares under a Deposit Agreement.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority, which was dissolved by Decree No. 953/24, published on October 25, 2024, and replaced by ARCA (as defined below), an autarchic entity within the Argentine Ministry of Economy.

AI: artificial intelligence.

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

ANSES — FGS: The Guarantee and Sustainability Fund for the Argentine Integrated Pension System (Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino) managed by ANSES.

API: Application Programming Interface.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency, formerly AFIP.

Argentina: The Republic of Argentina.

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

Auction: The auction for the assignment of frequency bands for the provision of Reliable and Intelligent Telecommunication Services called by SC Resolution No. 2023-1285-APN-ENACOM#JGM.

Auction Terms and Conditions: Terms and Conditions approved by SC Resolution No. 38/14 for the awarding of frequency bands.

AWS: Self-service portal, jointly implementing the FinOps practice for better management of resources.

B2B (business-to- business): refers to the services or products provided to other businesses/companies.

B2C (business-to-consumer): refers to the services or products provided directly to customers who are the end-users.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Broadband: Services characterized by a transmission speed of two Mbps or more. These services include interactive services such as video telephone/video conferencing (both point-to-point and multipoint); video monitoring; interconnection of local networks; file transfer; high-speed fax; e-mail for moving images or mixed documents; Broadband videotext; video on-demand and retrieval of sound programs or fixed and moving images.

BYMA (Bolsas y Mercados Argentinos S.A.): The Buenos Aires Stock Exchange.

Cablevisión: Cablevisión S.A., together with its consolidated subsidiaries, dissolved without liquidation as a result of the Merger.

Carrier: Company that makes available the physical telecommunication network.

Caja de Valores S.A: Argentine depository that custodies both public and private trading securities.

CDB: China Development Bank Shenzhen Branch.

Cell: Geographical portion of the territory covered by a base transceiver station.

Cellular: A technique used in mobile radio technology to use the same spectrum of frequencies in one network multiple times. Low power radio transmitters are used to cover a Cell so that the frequencies in use can be reused without interference for other parts of the network.

China: The People’s Republic of China

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

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine Securities and Exchange Commission.

CONATEL(Comisión Nacional de Telecomunicaciones): Paraguay Telecommunications Commission.

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

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

CVH: Cablevisión Holding S.A.

DFI: Derivative Financial Instrument.

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses (units on which the rate structure of the regulated fixed line services is based). Digital networks are rapidly replacing the older Analog ones. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

DWDM (Dense Wavelength Division Multiplexing): Technology for multiplying and transmitting different wavelengths along a single optical fiber contemporaneously.

EDC: Export Development Canada.

ENACOM (Ente Nacional de Comunicaciones) or Regulatory Authority: Argentine Communications Entity within the scope of the Jefatura de Gabinete, acting as regulatory authority as of the date of this Annual Report.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine Telecommunications Company which operated the telecommunications system in Argentina prior to the Transfer Date.

ESG: environmental, social, and governance.

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

Fintech Services: Financial technology services.

Finnvera: Finnvera plc, the official export credit agency of Finland.

Fixed Assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

FTL: Fintech Telecom LLC.

FTTC (Fiber to the Curb or Fiber to the Cabinet): In the case of FTTC the fiber connection reaches the equipment (distribution cabinet) located on the pavement, from where copper connections are run to the customer.

FTTH (Fiber to the Home): In the case of FTTH the fiber connection terminates inside the customer premises.

FX Market: Foreign exchange market.

GCL(Ley General de Sociedades Comerciales): Argentine General Corporations Law (Law No. 19,550).

GDP: Gross Domestic Product.

Gen AI (Generative Artificial Intelligence): Type of AI that creates new content and ideas by learning from existing data.

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

IDB: Inter - American Development Bank.

IFC: International Finance Corporation.

IFRS Accounting Standards: International Financial Reporting Standards as issued by the IASB.

IGJ (Inspección General de Justicia): General Board of Corporations.

IIC: Inter - American Investment Corporation.

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

ISP: Internet Service Providers.

IT: Information Technology.

LAD (Ley Argentina Digital): Law No. 27,078, Argentina’s Digital Law.

Law No. 26,831 (Ley de Mercado de Capitales): Argentine Capital Markets Law, as amended and supplemented.

List of Conditions: The Privatization Regulations, including the Pliego de Bases y Condiciones, was approved by Decree No. 62/90, as amended.

M2M: Machine to Machine communication between two remote machines.

Management: Telecom Argentina’s management team.

MBOU: Mb per user per month.

Merger: Merger between Telecom Argentina and Cablevisión, effective as of January 1, 2018.

Micro Sistemas/ Pem/ Cable Imagen/ AVC Continente Audiovisual/ Inter Radios/ Personal Smarthome/ NYS2/ NYSSA/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the GCL, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Teledifusora San Miguel Arcángel S.A.

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

Northern Region: The Argentine government’s privatization program as set forth in the State Reform Law approved in August 1989 and subsequent decrees, the “Privatization Regulations” provided for the division of the Argentine telecommunications network operated by ENTel into two regions, the northern region (the “Northern Region”) and the southern region (the “Southern Region”) of Argentina. Additionally, these two regions are set forth in Decree No. 1,461/93, which ratified Resolution No. 575/93 which approved the list of conditions for the public offer for the provision of mobile telecommunication services.

NPS: Net Promoter Score.

OTT (Over the Top): Over the Top applications or services are those services that bypass traditional network distribution approaches and run over, or on top of, internet networks. OTT refers, in general, to content from a third party that is delivered to an end-user over the internet that is not provided directly by end-user ISP.

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

Quadruple play: Means the integration of fixed and mobile telecommunication services as well as pay television and internet services.

RMB: Official currency of China.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

Reorganization: Corporate reorganization pursuant to which Telecom Argentina absorbed Sofora, Nortel and Telecom Personal.

Roaming: A function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

Satellite: Satellites are used, among other things, for links with countries that cannot be reached by cable, to provide an alternative to cable and to form closed user networks.

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

Securities Act: The United States Securities Act of 1933, as amended.

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

SOFR: Secured Overnight Financing Rate, a broad measure of the cost of borrowing cash overnight collateralized by the United States Treasury securities.

Southern Region: See “Northern Region”.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

Telecom Argentina USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ Micro Fintech Holding/ Naperville/ Saturn / CrediPay / Parklet: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa, Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Parklet S.A., respectively, companies that are directly or indirectly controlled according to the definition of the GCL.

Telefónica: Telefónica de Argentina S.A.

Telefónica Móviles: Telefónica Móviles Argentina S.A.

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ mobile networks.

TOIP: fixed telephony service over internet protocol.

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

URSEC (Unidad Reguladora de Servicios de Comunicaciones): Uruguayan regulatory authority.

Value Added Services: Services that provide a higher level of functionality than the basic transmission services offered by a telecommunications network such as video streaming, “Personal Video,” “Nube Personal” (Cloud services), M2M, social networks, “Personal Messenger,” content and entertainment (SMS subscriptions and content, games, music, etc.), and voice mail.

VLG Argentina: VLG S.A.U., an Argentine corporation that was a shareholder of Telecom Argentina and controlled by CVH. (formerly known as VLG Argentina, LLC). During 2023 it was merged and absorbed by CVH.

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

Risks Relating to Argentina

●	Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.
●	Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.
●	Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.
●	The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina.
●	Argentina’s economy contracted during 2023 and 2024. Continued deterioration of domestic and international economic conditions may result in further economic contraction in Argentina, which could adversely affect our operations.
●	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.
●	The Argentine banking system may be subject to instability which may affect our operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	We are subject to Argentine and international anti-corruption, anti-bribery and Anti - Money Laundering Laws and may be subject to compliance with economic and trade sanctions programs. Our failure to comply with these laws and programs could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.
●	Public health crises and measures that might be implemented by the Argentine government in response to them could have an adverse effect on our business operations.
●	There can be no assurance regarding the consequences of the post-closing review of Argentine regulatory authorities in connection with our acquisition of Telefónica Móviles.

Risks Relating to Telecom and its Operations

●	We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.
●	We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television, internet and Fintech Services businesses.
●	Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.
●	The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others.
●	The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and internet businesses may suffer.
●	Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television and internet services, or reductions in fixed telephony lines in service, with respect to fixed telephony services.
●	Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.
●	Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.
●	We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.
●	A cyberattack could adversely affect our business, financial condition, results of operations and cash flow.
●	Artificial intelligence presents material risks that may result in reputational harm, competitive harm or legal liability and, in turn, adversely affect our business.
●	The impacts of climate change could pose risks of damage to our infrastructure and cause disruptions in our operations, which may affect our financial results.
●	Stakeholders’ evolving expectations regarding our ESG practices may impose additional costs or expose us to new risks.
●	Operational risks could adversely affect our reputation and our profitability.
●	Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.
●	Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.
●	We may be adversely affected by fluctuations in interest rates.
●	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, results of operations and cash flow.
●	We may not obtain the benefits we expect from the acquisition of Telefónica Móviles in the anticipated timeframe.

Risks Relating to Telecom Argentina’s Shares and ADSs

●	The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B Shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.
●	Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares and/or the ADSs.
●	Our shareholders may be subject to liability under Argentine law for certain votes of their securities.
●	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.
●	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.
●	Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.
●	Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
●	The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.
●	We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
●	As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.
●	If we do not file or maintain a registration statement and no exemption from the Securities Act registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.
●	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.
●	We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liability claims against us, our directors, officers and certain experts.
●	CVH, and through CVH, GC Dominio S.A. (“GC Dominio”), have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.
✓	Detailed Risk Factors

Risks Relating to Argentina

Overview

A substantial majority of our property, operations and customers are located in Argentina, and a portion of our assets and liabilities are denominated in foreign currencies. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina and on the exchange rates between the Argentine Peso and foreign currencies. In the recent past, Argentina has experienced severe recessions, political crises, periods of high inflation and significant currency devaluation. The Argentine economy has been volatile over time, with years of economic growth and others with recession. Several factors have impacted negatively the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, level of BCRA reserves, public debt, tax pressures, trade and fiscal balances, government policy and the international and macroeconomic conditions. Those conditions could adversely affect our operations.

Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.

Since we generate a substantial portion of our revenues in Argentine Pesos (the functional currency of Telecom), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in Peso terms, our expenses and capital expenditures denominated in foreign currency. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. The value of the Argentine Peso compared to other foreign currencies is dependent, among other factors, on the level of international reserves maintained by the BCRA, which have also shown significant fluctuations in recent years. The Argentine macroeconomic environment, in which we operate, has been affected by the continued devaluation of the Argentine Peso, which in turn has and could continue to have a direct impact on our financial and economic position.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The value of the Argentine Peso has fluctuated significantly over time. In 2024, the Argentine Peso continued to depreciate against the U.S. dollar. However, the Peso devalued at a slower rate compared to the previous year, with a monthly depreciation rate of around 2%. According to Banco de la Nación Argentina, the Peso/dollar exchange rate stood at P$1,032 per US$1.00 as of December 31, 2024, evidencing an appreciation of the U.S. dollar against the Argentine Peso of approximately 27.7% from its value of P$808.45 per dollar on December 31, 2023 (compared to 356.3% and 72.5% in the years ended December 31, 2023 and 2022, respectively). If we analyze the behavior of the average exchange rate, during 2024 it stood at P$925.2 per dollar.

As a result of the Argentine Peso’s increased volatility, the Argentine government and the BCRA implemented several measures to stabilize its value. The continued devaluation of the Argentine Peso during the past years has had and continues to have a negative impact on the payment of foreign currency denominated debts by local private sector debtors to unrelated foreign entities, and has also led to an increase in inflation, which in turn has a direct impact on real wages. The devaluation has also negatively impacted businesses whose success is dependent on domestic market demand and adversely affected the Argentine government’s ability to honor its foreign debt commitments.

Higher restrictions to access the official FX Markets were imposed starting 2020, with a view to reducing the loss of international reserves generated by a greater demand of U.S. dollars by individuals and companies. These restrictions have resulted in the creation of multiple reference exchange rates, such as the “blue chip swap” rate (contado con liquidación), MEP dollar (Mercado Electrónico de Pagos), and soybean dollar (dólar soja), among others. Some of these exchange rates are only available to certain markets participants, or in the activities in which the currency is held. In addition, dealing with certain of these reference rates might directly affect the access of the Company to the Argentine Single and Free Exchange Market (“MULC” for its Spanish acronym). The requirements to access these different exchange rates, as well as the actual exchange rate of each option, vary significantly from one another. In previous years, the BCRA has established certain requirements to access the local exchange market to repay cross-border financial debts, particularly, for principal payments on loans and securities with amortization schedules between October 15, 2020, and December 31, 2021. As of the date of this Annual Report, this framework has not been renewed. It is not possible to guarantee that requirements of this kind will not be reinstated in the future by the BCRA or that other regulations with similar effects will be issued that would require the Company to refinance its obligations, which in turn could have a negative impact on the Company, and in particular, in the Company’s ability to meet its debt obligations. See “Risks Relating to Telecom Argentina’s Shares and ADSs—Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs and “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina—Specific provisions for inward remittances—External financial indebtedness”.

In October 2022, the former administration issued the General Resolution No. 5,271/2022 creating the Argentine System of Imports (“SIRA”) and the Argentine System of Imports and Foreign Payments of Services (“SIRASE”), an import licensing and approval system created to preserve hard currency reserves within the BCRA. All products and services were under the scope of the SIRA framework, which required Argentine importers to submit a SIRA or SIRASE request for all imports before shipping products or contracting services from abroad. The implementation of this system ultimately generated major import approval delays and barriers to foreign exchange availability for Argentine companies during 2023 and, because of the inability for companies to access the MULC, this was the only time in recent years when many Argentine companies had to extend or renegotiate their commercial debts with foreign suppliers.

Due to this situation, in 2023, we were unable to access the MULC to meet most of our foreign currency obligations for imports of goods and services essential to our operations, leading to the accumulation of commercial debt. If past due, this additional commercial debt was treated as financial debt for purposes of calculating the Company’s financial ratios, in accordance with the definitions incorporated in some of our debt contracts.

On December 26, 2023, the Milei administration issued General Joint Resolution No. 5,466/2023, establishing a new Statistical System for Imports (SEDI) and repealing the previous framework under General Resolution No. 5,271/2022. As of the date of this Annual Report, the accumulated commercial debt from 2023 has been settled.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The Milei administration implemented policies aimed at modifying Argentina’s macroeconomic conditions, such as reducing the fiscal deficit, reforming the National State, privatizing public companies and rationalizing the current spending of the national administration. These measures and any future measures may generate volatility in economic and financial conditions. To address the issue of increasing commercial debts, under the Milei administration, the BCRA has been offering U.S. dollar-denominated securities (BOPREAL, standing for Bond for the Reconstruction of a Free Argentina in Spanish), which can only be subscribed by importers with overdue debts for goods with customs registration and/or services rendered until December 12, 2023. As an alternative, BOPREALs may have been used for easier access to foreign currency, whether through the collection of interest or principal upon maturity, or through the sale of the bonds in the secondary market in exchange for dollars paid abroad. Importers of goods and services may not repay debts incurred prior to December 12, 2023, by any other means, except for dollars held abroad, without jeopardizing access to the official exchange market. Pursuant to current BCRA rules, importers will not be entitled to access the MULC for 90 days if they have conducted exchange transactions involving the sale/purchase of securities (other than BOPREALs) settled in dollars abroad.

In this regard, between January and May 2024, the BCRA completed the Series 1, 2 and 3 BOPREAL auctions issuing their maximum amounts of US$5,000 million, US$2,000 million and US$3,000 million, respectively. Series 3 of BOPREAL was also qualified for subscription by those who have debt related to payment of dividends (BCRA Communication “A” 7999) and comply with certain conditions.

Given the options currently provided by the BCRA, we managed the stock of commercial debt that was accumulated due to the aforementioned restrictions. We participated in the auctions of BOPREAL 1 and 2 Series during January and February 2024. The bonds allowed us to agree on a settlement of the existing commercial debt with our main vendors, which we negotiated with each counterparty on a one-by-one basis.

The success of the government measures is uncertain and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures, nor whether, or to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, nor our ability to meet our liabilities denominated in foreign currencies, or how these uncertainties will affect demand for the services we provide. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which, in turn, could adversely affect our business and results of operations.

Depreciation of the Argentine Peso against major foreign currencies may have a material adverse effect on our financial condition and results of operations and an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade payables and borrowings denominated in foreign currencies. As of December 31, 2024, P$2,627,952 million of our liabilities net were denominated in foreign currencies. Despite that Telecom seeks to manage the risk of devaluation of the Argentine Peso, by entering from time to time into certain DFI agreements and futures contracts to hedge some of its exposure to foreign currency fluctuations, Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso. In addition, the devaluation of the Argentine Peso and foreign exchange restrictions may affect compliance with our covenants. See “—Risks Relating to Telecom and its Operations—Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.” Any restrictions on transferring funds abroad imposed by the Argentine government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies have operated in a highly regulated environment. The Argentine government may promulgate numerous, far-reaching regulations affecting the economy and telecommunications companies, for example, the enaction of Decree No. 690/20 in August 2020 (see “Item 4—Information on the Company—Regulatory Authorities and Framework—Regulatory Framework—Decree No. 690/20 - Amendment to the LAD - Controversy”), and the nationalization of the private pension and retirement system in 2008 (see “—The Argentine government may exercise greater intervention in private sector companies, including Telecom Argentina”).

Additionally, the agreements between the Argentine government, the Paris Club, and the IMF have been fundamental for restructuring Argentina’s debt and stabilizing its economy. See “—Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.” The Argentine government is expected to pursue negotiations for a new program with additional financing to accelerate the removal of foreign exchange restrictions. However, the success of these measures will depend on the continued implementation of economic reforms and the political support needed to maintain macroeconomic stability and sustainable economic growth. We cannot assure the Argentine government will be successful in future negotiations with the IMF, which could affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, or the impact the result of such renegotiations will have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets).

Moreover, the long-term impact of these measures and any future measures taken by the Argentine government on the Argentine economy, as a whole and in the telecommunication sector remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy and the telecommunications industry, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory amendment of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have sanctioned modifications on rules related to labor matters, requiring companies to assume greater responsibility for the assumption of costs and risks associated with sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administration, it is difficult to predict if and how our activities will be affected by such changes.

On the other hand, since assuming office on December 10, 2023, the Milei administration has announced a range of economic and policy reforms, which impact on the future economic and political environment is uncertain. No assurances can be made as to the policies that may be implemented by the Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

On December 21, 2023, the Milei administration issued Decree of Necessity and Urgency No. 70/2023, entitled “Bases para la Reconstrucción de la Economía Argentina” (Foundations for the reconstruction of the Argentine economy) establishing various initiatives for the deregulation of the economy and reduction of the size of the public administration and public expenses. Such decree remains mostly in effect. The decree includes a series of legal, institutional, tax, and criminal reforms affecting various sectors of the economy. Additionally, the decree declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates numerous legislative powers to the PEN for the duration of the public emergency.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

This decree is subject to the subsequent legislative control established by Section 99, paragraph 3, of the Argentine Constitution and Law No. 26,122, which provides that the decree shall remain in force until it is rejected by both Houses of the Argentine Congress. On March 14, 2024, the Senate rejected the decree, thus preventing it from being fully approved by the Argentine Congress.

The Milei administration also submitted to the Argentine Congress a significant number of reforms through the omnibus bill, entitled “Bases y Puntos de Partida para la Libertad de los Argentinos” (Foundations and Starting Points for the Freedom of the Argentine People or “Ley de Bases”). After months of negotiation, on June 28, 2024, the bill finally passed, and the Ley de Bases was finally approved.

The key points entailed by this approval are the following:

●	Emergency: Ley de Bases declares public emergency on administrative, economic and energy matters for a one-year period. Also, legislative powers are delegated to the PEN in the terms of Section 76 of the Argentine Constitution. The PEN must report monthly and in detail to the Argentine Congress about the exercise and the results of this delegation;
●	State Reform: Regarding the reorganization of the state, the law establishes the bases of legislative delegations, namely: i) to improve the functioning of the state; ii) to reduce the oversizing of the state structure; and iii) to ensure effective internal control in the national public administration. Also, regarding the privatization of public companies, the law determined that the companies “subject to total or partial privatization with concession” are: Energía Argentina S.A.; Intercargo S.A.U.; Agua y Saneamientos Argentinos S.A.; Belgrano Cargas y Logística S.A.; Railway Operating Society S.E. (“SOFSE”); and Corredores Viales S.A. Likewise, reforms and modifications were introduced to laws No. 19,549 (National Administrative Procedures), No. 25,164 (Regulation of National Public Employment), and No. 24,185 (Collective Labor Agreements);
●	Incentive Regime for Large Investments: The creation of the “Régimen de Incentivos para Grandes Inversiones” (Incentive Program for Large Investments) which establishes a legal and regulatory framework to promote investment in productive projects in Argentina in certain strategic sectors. This program will provide incentives, legal certainty and protection of acquired rights for projects that meet the established requirements. It is declared that large investments under the Incentive Regime for Large Investments (“RIGI”) are of national interest and benefit Argentina, the Argentine Provinces, the City of Buenos Aires and the municipalities. Its objectives are to encourage “large investments”, promote economic development, strengthen competitiveness, increase exports and services, generate employment and provide stability to future investments. Throughout the sections, the deadlines, the subjects authorized to participate, the specific requirements of the RIGI, tax incentives and exchange incentives are regulated;
●	Concessions: The possibility of the Argentine government to grant public work concessions to private or public entities for the construction, conservation or exploitation of public works and for the provision of public services through the collection of rates, tolls or other remunerations;
●	Energy: Various modifications are included in laws No. 17,319 (Hydrocarbons), 24,076 (Natural Gas) and 26,741 (Fiscal Oil Fields). The National Gas and Electricity Regulatory Entity is created, replacing the Electricity Regulatory Entity (“ENRE”) and the Gas Regulatory Entity (“ENARGAS”). On the other hand, the PEN is empowered to adapt laws No.15,336 (Electrical Energy) and No. 24,065 (Electrical Regulatory Framework); and
●	Labor modernization: Various modifications are introduced in laws No. 24,013 (Employment), No. 20,744 (Employment Contract Law) and No. 26,727 (Agrarian Work). Likewise, Law No. 25,323 (which increased the amount of compensation in cases where the employment relationship was not registered or was poorly registered, but the claim was filed after the termination of the employment relationship) is repealed. Modifications include the extension of the trial period or the exemption from sanctions and criminal actions for those employers who have not made the corresponding contributions, in exchange for regularizing the employee. Additionally, the workers will be considered direct employees of the employer who registers the employment relationship, and it will no longer be possible to assimilate a direct relationship between a third-party employee and the contracting user company that leverages claims for salary differences.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

In addition, as of September 2, 2024, Decree No. 777/2024 reduced the PAIS tax (“Impuesto Para una Argentina Inclusiva y Solidaria”) from 17.5% to 7.5%, only for the acquisition of foreign currency for purposes of paying imports of goods and freight. In accordance with Law No. 27,541, the validity of the PAIS Tax ended on December 22, 2024.

On September 11, 2024, the lower house of the Argentine Congress ratified President Milei’s veto to the bill that sought to improve retirement benefits. Therefore, the decision over the bill became final and the Argentine Congress was barred from reconsidering the bill for the remainder of the parliamentary year. On October 9, 2024, the lower house also ratified the presidential veto of legislation that would have shored up public university funding, which also prevented the Argentine Congress from insisting on this initiative for the remainder of the parliamentary year.

The social, political and economic impact of the reforms and measures announced by the Argentine government to date, the consequences of Ley de Bases and other laws enacted, and the impact of future reforms and measures that may be proposed remains uncertain. The ambitious deregulation scheme purported to be enforced by means of Decree No. 70/2023 and Ley de Bases could affect our business, results of operations and financial condition.

We cannot assure that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.

Argentina has a hyperinflationary economy, and there is no assurance that inflation rates will not rise further in the future. Furthermore, the INDEC has experienced periods of political intervention that raised serious concerns about the reliability of its published data. As a result, at the end of February 2024, a London Court of Arbitration ordered Argentina to provide US$337 million in bonds to proceed with a lawsuit regarding the calculation method used for a series of debt bonds known as “GDP coupons.” The claim, initiated by a number of investment funds, alleges that the former administration led by Cristina Kirchner, with Axel Kicillof as Minister of Economy, changed the base year for calculating economic growth in 2013 to avoid triggering a GDP coupon payment. This coupon, established in Argentina’s 2005 debt restructuring, was designed to incentivize creditors to participate in a swap by promising additional payments for each year in which Argentina’s GDP grew by more than 3%.

On October 15, 2024, the Supreme Court of the United Kingdom dismissed Argentina’s appeal against the first-instance ruling. The Court of Appeal in London had previously denied Argentina leave to appeal. As a result, Argentina has no further legal recourse and is ordered to pay €1,330 million (US$1,443 million), plus applicable interest, in damages and indemnities related to the “GDP-coupons” case in the United Kingdom. Future political intervention in the INDEC could jeopardize the agency’s autonomy and therefore affect the reliability of its published statistics.

In addition, during last three years, various factors in the international economic and financial context, such as the military conflict between Russia and Ukraine and between Israel and Hamas, and the turbulence in international financial markets caused by rising inflation, particularly in the United States and Europe, had a negative impact on emerging economies such as Argentina. See “—Argentina’s economy contracted during 2023 and 2024. Continued deterioration of domestic and international economic conditions may result in further economic contraction in Argentina, which could adversely affect our operations”. For example, inflation in Argentina raised significantly during 2023, reaching the highest monthly inflation of over 25% in December 2023, when the Milei administration took office. With the Milei administration, inflation experienced a notable decrease, attributed to the policies of fiscal adjustment, control of monetary issuance and economic opening implemented. The CPI variation was 117.8% in 2024, 211.4% in 2023 and 94.8% in 2022. Monthly inflation for January 2025 was 2.2%.

Efforts made by the Argentine government to contain and reduce inflation are expected to, as of the date of this Annual Report, achieve the desired results, as inflation is currently declining. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected. For additional information, see Note 1.d) to our Consolidated Financial Statements.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Because the majority of our revenues are denominated in Argentine Pesos, any further increase in the inflation rate not accompanied by a parallel increase in our prices would decrease our revenues in real terms and adversely affect our results of operations. Further, higher inflation rates generally lead to a reduction in the purchasing power, thus increasing the likelihood of a lower level of demand for our fixed and mobile telecommunications, cable television and internet services in Argentina.

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

The Argentine government exercised in the past, and may exercise in the future, decisions to intervene in private companies in financial distress. We cannot predict whether the current administration or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies. Government intervention in the industries in which we operate could create uncertainties for investors in public companies in Argentina, including Telecom Argentina, as well as have a material adverse effect on our business, financial condition, and results of operations. See “—Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.”

Argentina’s economy contracted during 2023 and 2024. Continued deterioration of domestic and international economic conditions may result in further economic contraction in Argentina, which could adversely affect our operations.

The Argentine economy has faced significant volatility in recent years and decades. This has been characterized by periods of slow or declining economic growth, high and fluctuating inflation rates, and depreciation of the Argentine Peso. Following a period of recovery after the sharp economic downturn in 2020, Argentina’s economy contracted again in 2023 and 2024. Argentina’s economy remains unstable notwithstanding the efforts by the Argentine government to address inflation and the constraints on the country’s foreign exchange reserves and related pressure on the value of the Peso. Substantially all our operations, properties and customers are in Argentina, and, as a result, our business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina.

If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition, and cash flows.

Global financial instability, pandemics, the armed conflicts between Russia and Ukraine and generally in the Middle East, or global economic conditions, any future increases in the interest rate of the United States and other developed countries, changes in economic or political conditions in Latin America and any other global economic events may impact the Argentine economy and prevent Argentina to be put back on track to growth or could aggravate the current recession with consequences in trade and fiscal balances and in the unemployment rate.

Argentina’s economy may be negatively affected in the future by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, further worsening trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange framework could rapidly affect local economic output, while lack of appropriate levels of investment in certain economic sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth level.

In addition, while the vast majority of economies recovered from the impact of the COVID-19 pandemic during the last years, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Additionally, the United States Federal Reserve (“FED”) lowered interest rates in September, November and December 2024, which were the first reductions in four years. Some members of the Federal Open Market Committee indicated that these reductions are in line with a gradual approach to normalizing monetary policy in the U.S., as it allows for an evaluation of the policy’s restrictive impact as the U.S. economy progresses. However, the potential impact of these and other FED interest rate adjustments on the Argentine economy and our operations remains uncertain.

The Russia-Ukraine sanctions could adversely affect the global economy and financial markets and thus could affect our business, financial condition, or results of operations. The extent and duration of the military conflict, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report and may result in compliance and operational challenges for the Company. We maintain telecommunications agreements with certain international carriers that may deliver traffic between the Company’s networks, Russia and Ukraine, including potentially certain sanctioned territories within Ukraine. Although U.S. sanctions authorize the receipt or transmission of telecommunications with such sanctioned territories, to the extent that any activities involving those international carriers are outside the scope of such authorization, or sanctions relating to Russia and Ukraine are expanded, such activity may potentially result in regulatory or enforcement actions against the Company.

Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, Europe and China. Some of these monetary measures negatively impacted financial markets during 2022 and 2023.

Since October 2023, an armed conflict between Israel and Hamas-led Palestinian militant groups has taken place primarily in and around the Gaza Strip, with clashes spilling over into the West Bank and the Israel-Lebanon border. There have been concerns over unrest and terrorist threats in the Middle East, Europe, and Africa, as well as conflicts involving Iran, Ukraine, Russia, Syria and North Korea. There have also been concerns about the relationship between China and other Asian countries, which could lead to or exacerbate potential conflicts related to territorial disputes, and the possibility of an economic conflict between the United States and China, which began in 2018. If the ongoing conflict in the Middle East results in sanctions, it could result in regulatory or enforcement actions against the Company.

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

Changes in U.S. trade and other policies under the new U.S. administration may adversely impact our business, financial condition, and results of operations.

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce. On February 1, 2025, President Trump issued an executive order imposing tariffs on imports from Canada, Mexico, and China, with additional measures under consideration. While the tariffs on Mexico and Canada are currently delayed, these tariffs, along with potential retaliatory actions by these and other countries, could disrupt global trade flows, impact the cost and availability of telecom equipment and technology, and increase operational costs for companies reliant on international supply chains.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Further, on February 10, 2025, President Donald Trump issued proclamations re-imposing and expanding 25% tariffs on imported steel and aluminum products under Section 232 of the Trade Expansion Act of 1962. These tariffs apply to all countries that previously received exemptions, increase aluminum tariffs from 10% to 25%, and expand the scope of existing steel and aluminum tariffs to include derivative products. The new tariffs, which will take effect on March 12, 2025, could increase the cost of critical telecommunications infrastructure and equipment, particularly for companies like us that rely on imports for network expansion and maintenance. Additionally, heightened scrutiny on tariff classifications and increased enforcement measures by U.S. authorities could lead to further supply chain disruptions and additional costs.

We offer a range of services, including mobile telephony, fixed telephony, internet, and cable television. Additionally, we provide mobile, internet, satellite TV, and other services in Paraguay; cable television services in Uruguay; cybersecurity services and products in Chile; and fixed wholesale services in the United States. See “Item 4—Information on the Company—The Company.” We are dependent on imported telecommunications equipment to provide many of these services. Given our reliance on imported telecommunications equipment, changes in U.S. trade policies that cause disruption in the international market may materially adversely impact our costs and ability to import such equipment. For example, if our access to key suppliers or technology is restricted, or if our customers face economic constraints due to increased costs of goods and services resulting from international tariffs, trade restrictions, or changes in U.S. or foreign government regulations, our financial condition and results of operations could be materially and adversely affected.

In addition, to the extent that changes in the political environment due to the imposition of tariffs or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected. Given the expanding scope of trade restrictions and the uncertainty surrounding future policies of the Trump administration, we can provide no assurances regarding the full extent of any potential impact.

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

During the first quarter of 2022, the Argentine government reached a new agreement with the IMF in order to renegotiate the principal maturities of the US$44.1 billion disbursed between 2018 and 2019 under an SBA, originally planned for the years 2021, 2022 and 2023. On January 28, 2022, the Argentine government and the IMF announced that they had reached an understanding on key policies as part of their ongoing discussions relating to an IMF-supported program. Later, on March 3, 2022, the IMF and the Argentine government reached a staff-level agreement on the economic and financial policies to be supported by a 30-month extended fund facility arrangement (the “EFF Agreement”), which was approved by the Argentine Congress through Law No. 27,668 on March 17, 2022, and enacted by Decree No. 130/22. Subsequently, the executive board of the IMF approved the EFF Agreement for an amount equivalent to US$44 billion, including an immediate disbursement of US$9.6 billion. As of the year ended December 31, 2023, the IMF Executive Board and the Argentine authorities reached a staff-level agreement on the first to the sixth reviews, under the extended fund facility arrangement. On February 1, 2024, the IMF Executive Board concluded the seventh review of the agreement under the IMF extended fund facility for Argentina. The decision of the Executive Board enables an immediate disbursement of approximately US$4.7 billion (or Special Drawing Rights “SDR” 3.5 billion) to support the significant efforts of the new authorities to restore macroeconomic stability and get the program back on track. On May 14, 2024, the eighth review of the program took place, which focused on fiscal compliance during the first quarter of 2024. According to the Ministry of Economy’s figures, the primary fiscal surplus was four times higher than the figure required by the current program. In turn, under the 2018 agreement, the BCRA is expected to make a payment of US$1.9 billion and after which only a last principal payment of approximately US$640 billion will remain and, from that moment on, the BCRA will make calendar interest and surcharge payments until September 2026, when the repayment process of the current Extended Facilities Program is expected to begin. In this sense, on June 13, 2024, the IMF Executive Board concluded the eighth review of the agreement under the IMF extended fund facility for Argentina. The decision of the Executive Board enabled an immediate disbursement of approximately US$0.8 billion.

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

Despite the restructuring of Argentina’s public debt carried out between 2020 and 2022, international markets remain cautious about Argentina’s debt. Although Argentina country risk indicator began to decline significantly, there can be no assurance that Argentina’s credit ratings will remain in place or otherwise be downgraded, suspended or cancelled. Any downgrade, suspension or cancellation of Argentina’s sovereign debt rating may have an adverse effect on the Argentine economy and our business.

Without renewed access to financial markets, the Argentine government may not have the financial resources to implement reforms and drive growth. Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of P$11,386 million as of December 31, 2024. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The Argentine banking system may be subject to instability which may affect our operations.

In spite of the fact that the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2024, nominal private deposits in Pesos increased 104% year-over-year (fueled by the growth of nominal time deposits with a 173% increase). During the same period, loans in foreign currency (composed mainly of corporate loans) increased 218%. In 2024, private deposits in U.S. dollars increased by 99%.

Financial institutions are particularly subject to significant regulation from multiple regulatory authorities, all of which may, among other things, establish limits on commissions and impose sanctions on financial institutions. The lack of a stable regulatory framework, or changes to such regulatory framework by the Argentine government, could impose significant limitations on the activities of financial institutions and could induce uncertainty with respect to the financial system stability.

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

The United States Foreign Corrupt Practices Act of 1977 (“FCPA”), the Organization for Economic Co-Operation and Development Anti-Bribery Convention, the Argentine Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria), and other applicable anti-corruption laws prohibit companies and their intermediaries from offering or making improper payments (or giving anything of value) to government officials and/or persons in the private sector for the purpose of influencing them or obtaining or retaining business and require companies to keep accurate books and records and maintain appropriate internal controls. In particular, the Argentine Corporate Criminal Liability Law provides for the criminal liability for corporate entities for criminal offences against public administration and transnational bribery committed by, among others, its attorneys-in-fact, directors, officers, employees, or representatives. Relatedly, we may be subject to compliance with economic and trade sanctions programs, including certain of which that are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with certain territories, governments, organizations, and individuals. Although these programs differ from one sanction regime to another, to be subject to sanctions compliance requirements, such activities generally need to occur within the jurisdiction of the sanctioning authority. Failure to comply with any anti-corruption, anti-bribery or Anti-Money Laundering Laws or economic and trade sanctions programs could subject us to legal and reputational consequences, including civil and criminal penalties.

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

Our subsidiary Micro Sistemas is subject to Argentine Anti-Money Laundering Laws and administrative regulations that conform, in particular, to the international standards established by the Financial Action Task Force (FATF-GAFI) (the “Anti-Money Laundering Laws”) that prohibit, among other things, their involvement in receiving and/or transferring the proceeds of criminal activities and impose obligations to identify the users and beneficial ownership and request certain information and documentation that, in certain circumstances, must be shared with regulators or government institutions. In Paraguay, our subsidiary Personal Envíos is subject to laws that prevent and repress illegal acts intended to legitimize money or assets, and to resolutions that regulate the Prevention of Money Laundering and Financing of Terrorism directed at Electronic Payment Media Companies authorized by the Central Bank of Paraguay. See “Item 4—Information on the Company—Regulatory Authorities and Framework”. Failure to comply with Anti-Money Laundering Laws could result in significant administrative and/or criminal sanctions as provided in such regulations.

On February 10, 2025, President Trump issued an executive order pausing FCPA enforcement for 180 days and directing the Department of Justice to revise its enforcement guidelines to prioritize U.S. economic and security interests This shift may result in a more lenient enforcement environment for U.S. companies, potentially increasing the risk that we, as a non-U.S. company, could face stricter FCPA enforcement compared to our U.S. counterparts.

We believe that our past and current activities comply with applicable anti-corruption, anti-bribery and Anti-Money Laundering Laws and economic and trade sanctions programs. However, such laws and programs are complex and subject to significant discretion by the relevant authorities. As a result, we cannot provide any guarantees that our activities will not be challenged in the future, which could have a material adverse effect on our results of operations. If we or individuals or entities that are or were related to us are found to be liable for violations of applicable anti-corruption, anti-bribery or Anti-Money Laundering Laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others) or economic and trade sanctions programs, we or other individuals or entities could face civil and criminal penalties or other sanctions, which in turn could have a material adverse impact on our reputation, business, financial condition and results of operations.

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

There can be no assurance regarding the consequences of the post-closing review of Argentine regulatory authorities in connection with our acquisition of Telefónica Móviles.

On February 24, 2025, Telecom Argentina acquired 99.999625% of the share capital of Telefónica Móviles for US$1.245 billion (including a net cash position held by the acquired company), financed through two loans totaling US$1.170 billion. The transaction is subject to post-closing review by regulators, including the ENACOM and the CNDC to determine its compliance with applicable regulatory and antitrust requirements. On the same day that we announced the acquisition, the Argentine government issued an official statement (Comunicado Oficial Número 83), expressing that, if the transaction is deemed to create a monopoly, the Argentine government will take all necessary measures to prevent it.

There can be no assurance regarding the consequences of the post-closing review of regulatory authorities. If regulatory authorities impose conditions or require divestitures (which may include divestiture of our interest in all or certain assets of Telefónica Móviles), it could have a material adverse impact on our business strategy, financial condition, and future growth. Additionally, complying with

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

potential regulatory requirements, including the sale of assets or operational restrictions, could delay the realization of anticipated benefits from the acquisition and increase associated costs.

For more information on the recent acquisition of Telefónica Móviles, see “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles.”

Risks Relating to Telecom and its Operations

We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.

Activities in the fixed and mobile telephony, cable television and internet businesses are subject to risks associated with the adoption and implementation of laws and governmental regulations that reflect changing governmental policies over time. The Argentine government has historically exercised significant influence over the economy, and telecommunications companies have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies. In addition, local municipalities in the regions where we operate have also introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed line and mobile networks. For example, municipalities usually restrict areas where antennas may be deployed, negatively impacting our mobile service coverage, which in turn affects the quality of our services. Municipal and provincial tax authorities have also brought an increasing number of claims against us, which we are replying. If changes to existing laws and regulations lead to negative consequences for the Company, our business, financial condition, results of operations and cash flows may be adversely affected.

After the deregulation of Argentina’s telecommunications and media industries, the Broadcasting Law, No. 26,522, the LAD and their implementing regulations have been amended on several occasions, modifying requirements to hold or transfer broadcasting licenses.

In March 2020, in response to the COVID-19 outbreak, the Argentine government introduced emergency measures in the telecommunications sector in order to alleviate the financial burden of the pandemic on individuals and companies. Decree No. 311/20 issued by the PEN on March 24, 2020, determined that services related to fixed and mobile telephony, internet and cable television would not be interrupted for defaults in payment by a certain group of customers defined therein. In August 2020, Decree No. 690/20 declared ICT services as an essential public service and imposed tariff regulations on such services. During 2024 Decree No. 690/20 and related ENACOM resolutions were nullified and declared unconstitutional. See “Item 4—Information on the Company—Regulatory Authorities and Framework—Regulatory Framework—Decree No. 690/20 - Amendment to the LAD - Controversy” and “Item 4—Significant 2024 Events—Decree No. 690/20 - Amendment to the LAD”.

Although the current administration generally favors deregulation and limited state intervention in the private sector, we cannot guarantee that we will not be subject to similar regulations in the future. Such regulations could necessitate adjustments to our subscription service prices, potentially having a materially adverse impact on our revenues.

Moreover, in certain municipalities, regulations have been adopted requiring us to upgrade and/or modify our cable television systems. We will seek to continue to upgrade our existing cable systems, including any network upgrades or modifications required by regulatory or local authorities if we have sufficient cash flow and financing is available at commercially attractive rates. Although currently applicable local ordinances provide that certain penalties may be imposed, including the suspension of the right to use the air space, municipalities have generally not imposed penalties on non-compliant cable systems operators. As of the date of this Annual Report, no fines have been imposed on us in relation to this matter.

The laws related to the commitments to maintain certain coverage and quality of services require and may require significant capital expenditure from Telecom. Additionally, many municipal governments have issued regulations that, in our view, exceed their authority, which frequently limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts the obligations that we and our competitors assumed.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

In relation to Fintech Services, we are subject to BCRA regulation for all services provided by Personal Pay. Any failure to comply with current regulations could generate regulatory exposures that entail sanctions and reputational exposures for the business.

We may also be subject to additional and unexpected governmental regulations in the future. For more information on the regulatory framework, see “Item 4—Information on the Company—Regulatory Authorities and Framework.”

Additionally, SCI Resolution No. 50/10 approved certain rules governing pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription prices. The price arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), requiring cable television operators to adjust such amount semi-annually and inform the result of such adjustment to that Office. The Company challenged Resolution No. 50/10 and requested the suspension of its effects and its nullity. Over the years there have been rulings, appeals and regulations related to Resolution No. 50/10. On November 15, 2024, Resolution No. 50/10 was repealed by Resolution No. 433/2024 of the Ministry of Industry and Commerce. The Company, together with its legal advisors, is evaluating the impact of this repeal on the respective judicial situation.

We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television, internet and Fintech Services businesses.

The fixed and mobile telephony, cable television, internet and Fintech Services businesses in Argentina are competitive. Our competitors may consummate transactions that result in further consolidation and convergence. Therefore, we may lose a portion of our market share which may create additional risks and adversely impact on our financial condition and results of operations. See “—We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.”

We compete with other cable television operators that have built networks in the areas in which we operate, providers of other pay television services, including direct broadcasting, direct-to-home satellite and multi-channel multi-point distribution system services, licensed suppliers of Basic Telephone Services and cooperative entities providing utility services and also with free broadcasting services which are currently available to the Argentine population in certain areas from four privately-owned television networks and their local affiliates and one state-owned national public television network. We expect competition to increase in the future due to several factors, including the development of new technologies.

In relation to mobile services, we anticipate that we will have to devote significant resources to the refurbishment and maintenance of our existing network infrastructure to comply with regulatory obligations and to remain competitive with respect to the quality of our services. In addition, we must comply with the obligations arising from the acquisition of the 4G and 5G spectrum. We also expect to continue to devote resources to customer retention and loyalty in such services.

Fintech Services are also becoming increasingly competitive with the growth of several fintechs established in Argentina. With respect to our digital wallet, Personal Pay competes with existing digital and offline payment methods, including banks and other providers of traditional payment methods that serve both merchants and individuals. We also compete in the rapidly evolving fintech space with local and strong global players that offer digital financial services such as access to credit, virtual and physical cards, insurance, savings accounts and asset management.

Technological innovation relating to fixed and mobile telephony, cable television, internet transmission and Fintech Services increases the level of competition that we face and requires us to make frequent investments to develop new and innovative programming services and products to attract and retain fixed and mobile telephony, cable television, internet and Fintech Services customers. We cannot assure you that we will be able to make the investments necessary to remain competitive, or that we will be able to attract new and retain our current customers. A substantial loss of customers to competitors would have a material adverse effect on our business and results of operations.

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

Competitiveness is and will continue to be affected by the business strategies and alliances deployed by our competitors. We may face additional pressure on the prices that we charge for our services or experience a loss of market share in the services we provide. In addition, the general business and economic climate in Argentina may affect us and our competitors differently; thus, our ability to compete in the market could be adversely affected.

Given the range of regulatory, business and economic uncertainties we face, it is difficult to predict with precision and accuracy our future market share in relevant geographic areas and customer segments, or to anticipate a decrease in demand for the products and services we offer that could result in a reduction of our revenues and market share, or the speed with which such change in our market share or prevailing prices for services may occur or the effects of competition. Those effects could be material and adverse to our overall financial condition, results of operations and cash flows.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own or license from others. We also provide content we receive from content producers and distributors, such as video games, video, including TV programs and movies, and we outsource services to service providers, including billing and customer care functions, which incorporate or utilize intellectual property. We and some of our suppliers, content distributors and service providers may receive in the future, assertions and claims from third parties that the content, products or software utilized by us or our suppliers, content producers and distributors and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier, content distributor or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions also could subject us to costly litigation and significant liabilities for damages or royalty payments or require us to cease certain activities or prevent us from selling certain products or services.

The media industry is a dynamic and evolving industry, and if it does not develop and expand as we currently expect, our results and operations relating to our cable television and internet businesses may suffer.

We expect to derive an increasing amount of revenues from our activities in the cable television and internet industries, but we may not do so if these non-traditional media operations do not develop and expand as we currently expect. The role of cable television in Argentina became increasingly important in the past. More recently, non-traditional technologies, including OTT services (which are services provided by a telecommunications provider through IP networks not necessarily owned by the provider, including communications, content and cloud-based offerings), such as technologies used by Netflix or other IP operators, have come to play a larger role in the Argentine telecommunications industry. These companies take advantage of the deregulation of the sector to provide their services through third-party networks without paying any fee or right to use it. These technology and new services areas are in the early stages of development, and growth may be inhibited for a number of reasons, including:

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

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television and internet services, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Information on the Company—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations—(A.1) 2024 Compared to 2023”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Moreover, the Argentine government has enacted laws and regulations requiring private sector companies to maintain certain salary levels and provide their employees with additional benefits. For example, on December 13, 2019, the Argentine government declared a labor emergency for a 180-day term. In this context, the Argentine government doubled the amount of the statutory severance payments payable to employees hired before December 13, 2019, and dismissed between December 13, 2019, and June 13, 2020. The layoff prohibition was extended pursuant to Decree No. 528/20 and Decree No. 961/20. Decree No. 39/21, in effect until April 27, 2021, extended the prohibition of dismissals without just cause or based on lack or reduction of work and force majeure, as well as the prohibitions to suspensions for economic reasons, except for suspensions made under the terms of Section 223 bis of the Labor Contract Law (regarding agreements between employers and employees later approved by the Ministry of Labor, made either individually or collectively with the purpose of suspending employment for lack or reduction of work due to no fault from the employer), which were not affected by the prohibition.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Moreover, in September 2022, the National Labor Court of Appeals (Cámara Nacional de Apelaciones del Trabajo) in Buenos Aires issued Resolution No. 2,764, which modifies the way labor credits are claimed before the National Labor Court for the Federal Capital (Justicia Nacional del Trabajo de la Capital Federal). As a result of this resolution, interest should be accrued on an annual basis for a given labor credit claim as of the date such claim is filed and until the claim is effectively cancelled (with some variants whether it is in first or second instance courts and - even - between the different courts of law). In many cases, formulas are used to limit the aforementioned interest calculation. On February 29, 2024, the Supreme Court of Argentina in re “OLIVA, FABIO OMAR vs. COMA S.A. on/ DISMISSAL” decided that the calculation of compound interest in this case resulted in unjust enrichment and emphasized that the Civil and Commercial Code of Argentina does not authorize the calculation of compound interest.

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

While the Ley de Bases is intended to increase legal certainty for Argentine employers, we can provide no assurances that such a result will be achieved or that the law will not change again in the future. For more information on the Ley de Bases, see “—Economic and political developments in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry, including Telecom Argentina.”

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

As of December 31, 2024, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 19 to our Consolidated Financial Statements.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

A cyberattack could adversely affect our business, financial condition, results of operations and cash flow.

Information about security risks has increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our ongoing development and initiatives, more equipment and systems have been connected to the internet. We also rely on digital technology including information systems to process financial and operational information. Due to the nature of our business and the greater accessibility allowed through the internet connection, we could face an increased risk of cyberattacks. In the event of a cyberattack, we could experience an interruption of our commercial operations, material damage and loss of information; a substantial loss of income, suffering response costs and other economic losses; and it could subject us to more regulation and litigation, affecting our reputation. As a result, a cyberattack could adversely affect our business, results of operations and financial condition and cash flow.

In addition, during 2024, we have continued with a hybrid work mode for our employees. This working methodology and the exponential growth of the digital collection channels requires the implementation of several measures in order to grant security in both virtual and on premises operations, which were all implemented successfully. Although Telecom has adopted all required measures to ensure the proper functioning of its operating systems, as well as to ensure our customers’ information, no assurance can be given that we will not be subject to any cyberattacks that could adversely affect our business, result of operations, financial condition and cash flow.

As of the date of this Annual Report, our insurance policy does not cover damages caused by cyberattacks and other similar events. For more information about Cybersecurity Risk Management, Strategy and Governance, see “Item 16K - Cybersecurity.”

Furthermore, our Fintech Services involve the collection, storage, processing and transmission of customers’ personal data, including financial information. Due to the digital nature of our payment services, third parties may engage in abusive schemes or fraud attacks that are often difficult to detect and may reach a scale that would not otherwise be possible in physical transactions. Fraud schemes and misuse of our payment services could expose us to significant costs and liabilities, require us to change our business practices, result in a loss of customer confidence in, or reduced use of, our products and services, damage our reputation and brands, and divert management’s attention from operating our business.

Additionally, as a result of the adoption of new technologies such as Gen AI, the Company could be subject to threats that are increasingly difficult to detect and prevent, considering the development of new attack vectors as well as the improvement of existing ones. The adoption of AI could increase the threat of undetectable attack vectors, which may expose us to cybersecurity vulnerabilities and, in turn, affect our business. For more information regarding risks related to AI, see “—Artificial intelligence presents material risks that may result in reputational harm, competitive harm or legal liability and, in turn, adversely affect our business.”

Artificial intelligence presents material risks that may result in reputational harm, competitive harm or legal liability and, in turn, adversely affect our business.

We currently incorporate AI technology in our business operations. For further information regarding our use of AI, see “Item 4—Marketing and Customer Care—Sales and Marketing” and see “Item 4—Information Technology Strategy—Gen AI.” As with many new and emerging technologies, the adoption of AI presents material risks that may result in reputational harm, competitive harm or legal liability.

Our use of AI tools for customer interactions and operational processes may result in unintended adverse consequences due to AI’s inherent complexity of its design and algorithms. Analyses generated by AI may create flawed or inaccurate responses in customer service, or misinterpretation of sentiment data, or base responses on inappropriate biases, all of which could negatively impact customer trust and satisfaction, harming our brand reputation or competitive position.

Any failure to manage or mitigate these risks could result in reputational harm, competitive harm or legal liability and, in turn, materially impact our operations and financial condition.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The impacts of climate change could pose risks of damage to our infrastructure and cause disruptions in our operations, which may affect our financial results.

Extreme weather phenomena caused by climate change may damage our infrastructure, disrupt our ability to build and maintain parts of our network, affect our suppliers in providing the necessary products and services to ensure the quality and coverage of our network, or require us to incur significant costs to enhance the climate resilience of our infrastructure. Any of these situations could delay our network deployment plans, disrupt service to our customers, increase our costs, and negatively impact our operational results. While we do not currently consider the potential losses or costs associated with the physical effects of climate change to be material, accurately and precisely forecasting future impacts remains challenging due to the dynamic nature of climate change and its effects on the environment and we can provide no assurances that such losses or costs will not become material in the future.

Stakeholders’ evolving expectations regarding our ESG practices may impose additional costs or expose us to new risks.

Customers, regulators, investors, and other stakeholders are increasingly focused on the ESG practices of companies across all sectors. Concerns about these issues may lead to new or heightened legal and/or regulatory requirements.

The market demonstrates significant interest in the constantly evolving ESG trends. Our business reputation could be damaged if we fail to adapt or to meet these changing expectations, or if it is perceived that we have not adequately responded to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so.

Operational risks could adversely affect our reputation and our profitability.

Telecom faces significant digital security risks and challenges, operating in an environment attractive to cybercriminals, due to the high volume of data and transactions. This necessitates robust prevention, detection, and control measures to mitigate the risks of internal and external fraud, including the loss or misuse of confidential information.

Telecom also prioritizes physical security across all Company sites, as well as of its employees. To this end, we are tasked with implementing measures to protect employee health and safety, including preventing illnesses, accidents and other life-threatening hazards.

Additionally, our infrastructure is geographically dispersed throughout Argentina, therefore, exposed to various risks, including vandalism, extreme weather events (e.g., high temperatures, heatwaves and storms) and other physical threats. These risks can result in physical injuries, property damage, service interruptions, and reputational harm. While we are actively upgrading our systems, there may be delays or unforeseen issues during shutdowns and system stabilization potentially impacting operational capacity.

In addition to managing legal, regulatory, compliance, competition, process, labor, and economic-financial risks, we recognize and address social risks related to operating in a diverse and inclusive environment, considering factors such as gender, age, and disability.

Telecom’s suppliers are contractually obligated to comply with all applicable laws and regulations, including those related to tax, labor, social security, anti-corruption, money laundering, health and safety, and environmental standards. They are also required to adhere to Telecom’s Code of Ethics and Conduct for Third Parties and ensure their employees and subcontractors do the same. Despite our efforts to monitor supplier compliance, we cannot guarantee that all regulations will be fully adhered to, which could expose Telecom to labor and commercial contingencies.

Telecom has risk management practices at the highest levels including a Risk Management Committee designed to detect, manage and monitor the evolution of risks. However, the Company can give no assurances that these measures will be successful in effectively mitigating the operational risks we face, and such failures could have a material adverse effect on its results of operations and could damage our reputation.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

In particular, trade tensions between the United States and major trading partners, including particularly with China, continue to escalate following the introduction of a series of tariff measures by the United States and/or its trading partners. The U.S. Government is likewise urging other countries to avoid the operations of Chinese companies in their territory, citing concerns regarding potential use of the equipment for espionage. The U.S. Congress and certain regulatory agencies have raised concerns about American companies purchasing equipment and software from Chinese telecommunications companies, including concerns relating to alleged violations of intellectual property rights and potential national security risks. For example, on May 16, 2019, the U.S. government placed Huawei Technologies Co. Ltd (“Huawei”), one of our strategic suppliers, and its affiliates on the entity list, which effectively banned U.S. companies from selling to the Chinese telecoms company without U.S. government’s approval. During 2024, the U.S. government imposed additional export restrictions against Huawei, effecting several export license applications that allowed them selling semiconductor in the United States. We cannot predict whether additional restrictions targeting Huawei or other Chinese technology suppliers, including restrictions that would prevent us from acquiring supplies from Huawei or other Chinese technology suppliers in the future, will be adopted or predict the impact that such restrictions may have on our operations.

Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.

Telecom has outstanding borrowings that contain several restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

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

For more information about compliance with covenants see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Compliance with Covenants”.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

We may be adversely affected by fluctuations in interest rates.

We are exposed to the fluctuations of interest rates applicable to our indebtedness indexed to variable interest rates. See Note 26 to our Consolidated Financial Statements. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase the Company’s interest expense, which would negatively affect our financial costs and cash flows.

We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, results of operations and cash flow.

As of December 31, 2024, our total indebtedness, including accrued interest, was P$2,878,004 million, which represents a 37.9% decrease compared to our total indebtedness, including accrued interest, as of December 31, 2023. 71.3% of our debt is scheduled to mature in the next three years, including 37.3% scheduled to mature in 2025. For more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Borrowings Developments during 2024”.

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

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures or research and development expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. See “—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends” and Notes 13 and 26 to our Consolidated Financial Statements.

We may not obtain the benefits we expect from the acquisition of Telefónica Móviles in the anticipated timeframe.

We have devoted significant resources toward the acquisition of Telefónica Móviles, and we cannot assure that we will obtain the benefits we expect. Our failure to obtain these benefits may have an adverse effect on our financial condition and results of operations.

The expected synergies and benefits from the transaction may not materialize as anticipated, or may take longer to achieve, due to difficulties in merging business operations and integrating technology platforms.

Additionally, the financial burden of the acquisition, including the US$1.170 billion in debt financing, may impact our ability to make other strategic investments, increase our leverage, or affect our financial flexibility. If we fail to integrate the acquired business effectively, we may not achieve the expected cost savings, revenue growth, or competitive advantages, which could have a material adverse effect on our financial condition and results of operations.

For more information on our financial position, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

For more information on the recent acquisition of Telefónica Móviles, see “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles.”

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

Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares and/or the ADSs.

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

Consequently, holders of our Class B Shares, including in the form of ADSs, are encouraged to consult their tax advisors as to the particular Argentine income tax consequences of owning our Class B Shares or the ADSs. There can be no assurances regarding the impact of any future modifications to Argentine income tax law on the tax treatment of our Class B Shares and/or the ADSs.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs increased by approximately 79% in 2024, increased by approximately 39% in 2023 and increased by approximately 7% in 2022.

The stock markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies involved. We cannot assure you that trading prices and valuations will be sustained. These broad market and industry factors may materially adversely affect the market price of our Class B Shares and the ADSs, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions in the markets in which we operate, such as recession or currency exchange rate fluctuations, may also adversely affect the market price of our Class B Shares and the ADSs, also affecting our estimates of recoverability of our long live assets. In particular, currency fluctuations could impact the value of an investment in Telecom Argentina. Although Telecom Argentina’s ADSs listed on the NYSE are U.S. dollar-denominated securities, they do not eliminate the currency risk associated with an investment in an Argentine company.

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

We cannot predict how the current restrictions on foreign transfers of funds may change after the date hereof and whether they may limit our ability to fulfill our commitments in general and, in particular, our obligations underlying the ADSs. In addition, any future adoption by the Argentine government of restrictions to the movement of capital out of Argentina may affect the ability of our foreign shareholders and holders of ADSs to obtain the full value of their Class B Shares and ADSs and may adversely affect the market value of the ADSs.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 64% of the aggregate market capitalization of the BYMA as of December 31, 2024. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.

Trading in the Class B Shares underlying ADSs or ADSs in the United States and Argentina, respectively, will use different currencies (U.S. dollars on the NYSE and Pesos on the BYMA), and take place at different times (resulting from different trading platforms, different time zones, different trading days and different public holidays in the United States and Argentina). The trading prices of the Class B Shares underlying ADSs on these two markets may differ due to these and other factors. Any decrease in the price of the Class B Shares underlying ADSs on the BYMA could cause a decrease in the trading price of the ADSs on the NYSE. Investors could seek to sell or buy the Class B Shares underlying ADSs to take advantage of any price differences between the markets through a practice referred to as “arbitrage”. Any arbitrage activity could create unexpected volatility in both our share prices on one exchange, and the ADSs available for trading on the other exchange. In addition, holders of ADSs will not be immediately able to surrender their ADSs and withdraw the underlying Class B Shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional costs for holders of ADSs.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

If we do not file or maintain a registration statement and no exemption from the Securities Act registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

CVH, and through CVH, GC Dominio, have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.

CVH owns Class D Shares representing 28.16% of Telecom Argentina’s total capital stock. GC Dominio owns 26.44% of the total capital stock of CVH, which represents 64.24% of the voting stock and votes of CVH. FTL owns Class A Shares representing 20.83% of the total capital stock of Telecom Argentina and additionally owns Class B Shares in the form of ADSs representing 9.2% of total stock of Telecom Argentina.

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

Through its ownership of Telecom Argentina Class D Shares and pursuant to the arrangements resulting from the Telecom Shareholders’ Agreement and the Voting Trust, CVH, as a general matter, has the ability to determine the outcome of any action requiring our shareholders’ approval (except for veto matters). In addition, our bylaws provide Class A and Class D Shares, and the directors appointed by Class A and Class D Shares, with veto powers, with respect to certain matters relating to us. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

We conducted transactions with the shareholders of Nortel and/or Sofora, including FTL and its affiliates in the past, and with CVH and its affiliates as of January 1, 2018. Certain decisions concerning our operations or financial structure may present conflicts between our interests and those of our shareholders.

Nevertheless, all of our related-party transactions are made on an arm’s-length basis. Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Law No. 26,831, Telecom’s Bylaws and the Rules of the Executive Committee to verify that the agreement could reasonably be considered in accordance with normal and customary market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

On January 1, 2018, the transfer of Cablevisión’s operations to Telecom Argentina took place. As a result, the Merger between Telecom Argentina and Cablevisión became effective, and on that date, Telecom assumed Cablevisión’s then existing operations.

We are one of the largest private-sector companies in Argentina in terms of revenues, net income (loss), capital expenditures and number of employees. In terms of customers, we are one of the largest telecommunications, cable television and data transmission service providers in Argentina and one of the largest cable television services providers across Latin America. Additionally, we are an important Multiple Systems Operator (“MSO”, a company that owns multiple cable systems in different locations under the control and management of a single, common organization) in Argentina in terms of customers. We provide over 33 million customers with high-speed fixed and mobile connectivity, offering a flexible and dynamic digital experience across all devices, complemented by a live and on-demand content platform that integrates series, movies, music, and TV programs.

Our main commercial brands are Telecom, Personal, Personal Pay and Flow. These consolidate an ecosystem of platforms and new businesses, providing a comprehensive and convergent experience for our customers. We offer services combining mobile telephony services, cable television services, internet services and fixed telephony services. We also provide Fintech Services, other telephone-related services, such as international long-distance and wholesale services, data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, internet, fixed and data services, among others), Paraguay (mobile, internet, satellite TV services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed wholesale services) and Chile (cybersecurity services and products).

In 2024, our revenues amounted to P$4,137,596 million, our net income amounted to P$1,033,252 million, our Adjusted EBITDA amounted to P$1,164,877 million and we had total assets of P$10,941,752 million. For more information on the use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA.”

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Telecom Argentina’s telephone number is +54-11-4968-4000, and its principal executive offices are located in Gral. Hornos 690, (C1272ACK) Buenos Aires, Argentina. Our internet address is https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Subsidiaries

As of December 31, 2024, Telecom Argentina’s subsidiaries were Núcleo, PEM, Cable Imagen, Televisión Dirigida and its subsidiaries, Adesol and its subsidiaries, AVC Continente Audiovisual, Inter Radios, Telecom Argentina USA, Personal Smarthome and its subsidiary, Opalker and its subsidiaries, NYSSA, Micro Fintech Holding and its subsidiaries, and TSMA. The Company has no significant subsidiaries.

For further information on our subsidiaries, see Note 1 to our Consolidated Financial Statements and see Exhibit 8.1 to this Annual Report.

New subsidiaries acquired and created during 2024

Acquisition of TSMA

On September 14, 2024, the Company signed a share exchange and transfer agreement with El Hombre Mil S.A. (“EHM”), the controlling company of TSMA and Ver TV S.A. Both companies provide ICT internet Access and cable television services in some cities along the province of Buenos Aires.

As a result of the share exchange and transfer agreement, Telecom Argentina owns 100% of its current subsidiary TSMA (previous direct/indirect shareholding and voting rights were 50.1%), and EHM owns 100% of Ver TV S.A., in which Telecom Argentina held 49%. In addition to the share exchange, the Company received US$5.5 million (US$2.5 million at the signing of the agreement and US$3 million payable in seven semi-annual installments) for the transfer of shares.

Exercise of the call option of Naperville and Saturn

On May 20, 2024, the subsidiary Televisión Dirigida partially exercised the call option to acquire 51% of Naperville (which owns shares representing 76.63% of the share capital and votes of Manda, which in turn is the sole shareholder and owns 100% of the share capital and votes of RISSAU, an operating company whose main activity is the installation and operation of broadcasting services).

In addition, on the same date, Televisión Dirigida also exercised the call option for US$3,108 to acquire all the shares held by the minority shareholders of Manda, representing 0.007% of the share capital and votes of said company.

On July 17, 2024, Televisión Dirigida exercised the call option to purchase the remaining shares, representing 49% of Naperville for US$15.8 million.

Also, on the same date, Televisión Dirigida exercised the call option to purchase 100% of Saturn, the company that owns the remaining 23.37% of Manda, for US$9.8 million (including US$1.2 million premium for the Saturn call option, which Televisión Dirigida retained and deducted from said price).

As a result of these acquisitions for a total amount of US$42 million, Televisión Dirigida owns 100% of Naperville, Saturn, Manda and RISSAU as of December 31, 2024.

Others

On August 19, 2024, our subsidiary Micro Fintech Holding established the company CrediPay in the Republic of Paraguay (with a 67.5% ownership). Credipay’s corporate purpose is the granting of loans, financing, purchase of goods and services, as well as the development of payment networks, with the aim of participating in and investing in companies related to financial activities.

On December 9, 2024, our subsidiary Opalker acquired the company Parklet in Uruguay (with a 100.00% ownership). Parklet’s main activity will be the development and provision of digital platform services.

As of the date of this Annual Report, these companies are dormant entities.

For further information on newly acquired and established subsidiaries, see Note 28 of our Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Significant 2024 Events

Decree No. 690/20 - Amendment to the LAD

On November 17, 2023, the Federal Court on Administrative Litigation Matters No. 8 issued a judgment nullifying Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20. This judgment was subsequently fully upheld on June 19, 2024, by Chamber II of the Court of Appeals on Federal Administrative Matters, which also declared Decree No. 690/20 and the aforementioned ENACOM Resolutions unconstitutional.

Finally, on October 16, 2024, the Federal Administrative Court No. 8 concluded the case and placed it in its records.

Separately, Decree No. 690/20 was repealed by Emergency Decree No. 302/24, published in the Official Gazette on April 9, 2024. Moreover, on June 25, 2024, ENACOM revoked its regulations limiting price increases for internet, mobile telephony, and cable television services through ENACOM Resolution No. 13/24.

For further information, see Note 2 of our Consolidated Financial Statement and “Item 4 — Information on the Company—Regulatory Authorities and Framework— Regulatory Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

Financial events

On July 18, 2024, we issued US$500 million aggregate principal amount of 9.500% senior amortizing notes due 2031 (the “2031 Notes”) in a new money offering (the net amount received by the Company was US$492 million).

On July 26, 2024, and August 9, 2024, we issued US$115.3 million and US$1.9 million, respectively, aggregate principal amount of 2031 Notes in an offer to exchange up to US$200 million aggregate principal amount of our outstanding 2026 Notes for 2031 Notes (the “Exchange Offer”). In the Exchange Offer, we accepted for exchange US$117.2 million aggregate principal amount of our 2026 Notes for exchange.

On August 8, 2024, we used the proceeds of the 2031 Notes to purchase for cash US$19.7 million (representing US$58.4 principal amount) of aggregate principal amount of our outstanding 2025 Notes pursuant to an offer to purchase for cash up to US$100 million of the outstanding aggregate principal amount of such securities.

On August 15, 2024, we applied the proceeds of the 2031 Notes to pay an amortization installment of US$40.9 million and to prepay in full the outstanding principal amount of US$38.3 million under our IFC Loan Agreement dated March 4, 2019. On the same date, we used the proceeds of the 2031 Notes to make a US$16.8 million principal payment and to partially prepay US$125 million under the 2022 IFC Loan Agreement, reducing the outstanding principal amount to US$42.7 million. In addition, on September 3, 2024, we used the proceeds of the 2031 Notes to partially prepay US$135.0 million under the 2019 IDB Invest Loan Agreement, reducing the outstanding principal amount to US$136.1 million. Finally, on September 15, 2024, we used the proceeds of the 2031 Notes to pay an amortization installment of US$15.4 million and to prepay in full the outstanding principal amount of US$62.7 million under our loan agreement with the IFC dated October 5, 2016. In these transactions, we also paid accrued interest and related fees.

On October 29, 2024, we issued an additional US$200 million aggregate principal amount of the 2031 Notes in a new money offering (the net amount received by the Company was US$211.4 million).

On December 9, 2024, we applied the proceeds of the 2031 Notes and additional 2031 Notes to prepay in full the outstanding principal amount of US$42.7 million under the 2022 IFC Loan Agreement. As part of this transaction, we also paid accrued interest and related fees.

On December 16, 2024, we partially prepaid US$30.7 million of the tranches B-5 and B-6 and US$3.3 million of the tranche A from its loan agreement with IDB dated May 29, 2019. The Company has also paid the expenses for US$0.45 million.

On December 20, 2024, we redeemed US$120 million of our Class 1 Notes due 2026 (“2026 Notes”). Following this redemption, the outstanding amount is US$162,747,000.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

For further information about our borrowing, see Note 13 of our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources —Borrowings Developments during 2024”.

Recent Developments

Acquisition of Telefónica Móviles

On February 24, 2025, the Company acquired 86,460,983,849 ordinary shares of Telefónica Móviles, representing 99.999625% of its share capital. Telefónica Móviles is a company incorporated in Argentina, and provides mobile and fixed telephony, fixed broadband and video services nationwide in Argentina.

As a result of this acquisition, we believe that Telecom Argentina will have world class digital infrastructure. We expect that this expansion will strengthen our fixed and mobile broadband services, accelerate the deployment of fiber optics and 5G, and support the growth of various economic sectors in Argentina.

The purchase price for this acquisition was US$1,245 million, which was paid as follows: a) Telecom assumed a loan agreement between the seller and Telefonica Móviles in the amount of US$126 million; and b) US$1,119 million in cash consideration, which was financed through two loans, totaling US$1,170 million:

•A Syndicated Loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A.; and
•A Bilateral Loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U.

These loans establish, among other provisions, the obligation to comply with financial ratios i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements.

This transaction qualifies as a permitted acquisition under our existing loan agreements mentioned under “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Compliance with covenants”. As of the acquisition date, the Company has calculated and reported to its lenders its EBITDA/Interest Net ratio and Net Debt/EBITDA ratio on both an actual and pro forma basis for these transactions, in accordance with the methodology established in such agreements, ensuring compliance with the established limits as well as with all other covenants set forth in our existing loan agreements.

As of the date of this Annual Report, the transaction was duly notified to the CNV and will be notified to the CNDC and ENACOM in order to submit the acquisition to the review of these Authorities. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— There can be no assurance regarding the consequences of the post-closing review of Argentine regulatory authorities in connection with our acquisition of Telefónica Móviles”.

For additional information about the acquisition of Telefónica Móviles, see Note 29 to our Consolidated Financial Statements.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

THE BUSINESS

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina that is consistent with the current regulatory context of the converged ICT services industry. The Executive Committee and the CEO receive periodic economic and financial information from Telecom Argentina and its subsidiaries (in currency of the transaction’s dates) treating all operations as a single segment. Based on this information, they assess the evolution of business as a single unit of generation of results, managing resources accordingly to achieve the objectives. Under applicable accounting standards (provided by IFRS Accounting Standards 8), it was defined that the Company has a single segment of operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, United States, Uruguay and Chile). The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments”.

For a breakdown of total revenues by category of activity, please see “Item 5 – Operating and Financial Review and Prospects”. For more information, see Note 1.b) of our Consolidated Financial Statements.

Main Products and Services

At Telecom, we offer our customers an ecosystem of services and platforms, leveraged by robust connectivity inside and outside the home, along with the best entertainment experiences, and technological solutions for people, startups, industries and governments.

To achieve this, we use the latest technologies available for our networks, systems, and business models, partnering with renowned global companies.

Our focus remains on expanding and enhancing our fixed and mobile networks, as well as increasing Broadband coverage and capacity. We are also pursuing new business opportunities through a digital platform and marketplace development model that allows us to maximize opportunities across the region. We extend our footprint to other markets, with new businesses based on the development of APIs and applications, highlighting our infrastructure and network capabilities for developers around the world.

In line with our vision of innovation and diversification, we explore new business opportunities and want to go beyond connectivity and accompany the challenges of the digital economy. We intend to become a relevant player in the Latin American financial industry by developing products that generate monetization in the digital ecosystem, leveraging 5G and positioning ourselves regionally. With new businesses such as IoT, Fintech Services, cybersecurity, entertainment, OpenXpand and smart home, among others, we are committed to constant innovation to offer comprehensive solutions and adapt to changing market demands.

As of December 31, 2024, we offered our customers a diverse range of services, including:

●	Mobile Telephony Services: Services offered under the brands “Personal” for individuals and “Telecom” for corporate services, including voice communications and high-speed mobile internet, among others; and the sale of mobile communication devices (handsets, modems MiFi and wingles, smart watches), which we have the ability to finance through alliances with certain financial entities. The services are supported in the different technologies of the mobile network (4G/5G);
●	Internet Services: High-speed internet services primarily via cable modem, FTTH and 4G / 5G internet services offered under the brands “Personal” for individuals and “Telecom” for the corporate services. During 2024, such services provide speeds for up from 50 MB to 1,000 MB;

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

●	Cable Television Services: Cable television services involve the operation of cable television networks installed in different locations in Argentina, Uruguay and Paraguay. Through Flow, the Company seeks to consolidate itself as an “entertainment meeting point”, offering access to a platform with live and on-demand content. The services provided by Flow include TV series, films, documentaries, exclusive co-productions and live music events. Flow also integrates OTT services enabling customers to access others content providers such as Netflix, Paramount +, Max, Prime Video, Disney +, and YouTube directly through the platform.
●	Fixed and Data Services: voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport), IT solution outsourcing and advanced cybersecurity solutions, among others; and,
●	Fintech Services: the wallet allows users to create a 100% digital account, free and in a few steps, deposit money through transfers or physical collection networks, send and receive money to other banks and/or digital wallets, recharge your cell phone or transportation cards, pay services and bills, make payments by QR and create personalized savings goals, earn interest, access exclusive discounts, apply for loans, among other features. Additionally, Personal Pay users can apply for an international Visa prepaid card to make online and in-store purchases, subscribe to entertainment services, and withdraw money at ATMs. The card also allows access to daily benefits in supermarkets, fuel and movie tickets, among others.
➢	Mobile Telecommunications Services

Overview

Our mobile telecommunications service offerings in Argentina include voice communications, high-speed mobile internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches).

As of December 31, 2024, we had approximately 21.6 million mobile customers in Argentina.

In Argentina, we provide mobile services on 850 MHz in the Northern Region and AMBA, 1,900 MHz, 700 MHz and AWS (paired frequencies in 1,700 MHz and 2,100MHz) in the whole country and 900 MHz and 2,600 MHz assigned by towns and cities.

During 2024, Telecom expanded its 5G footprint in Argentina by adding 188 new sites, reaching a total of 265 by the end of the year. In addition, the number of customers with 5G-enabled devices increased from 2.0 to 3.1 million by year-end.

Residential and Corporate Services

We offer mobile telecommunication services to residential and corporate customers through a variety of flexible options. These options include prepaid, post-paid and “Abono Fijo” (fixed subscription plans).

●	Prepaid Plans. Under prepaid plans, customers pay in advance for services, using prepaid credit. Since there are no monthly bills, prepaid plans allow customers to communicate with maximum flexibility while maintaining control over their consumption. Prepaid credit can be purchased through prepaid cards or virtual credit on our website, by phone, at ATMs and drugstores, or through authorized agents. Our mobile telecommunication customers may browse the internet, make and receive local, national and international calls and buy multimedia content. We offer a variety of “packs” which enable customers to use the abovementioned services at lower prices. These packs may include a fixed number of minutes to make national or international calls, SMSs, and a quota of megabytes for browsing the internet, among other services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

●	Post-Paid Plans. Under post-paid plans, customers pay a monthly fee for a particular plan, plus charges for additional services not included in that plan. Most of the plans we offer include a quota of megabytes for browsing the internet and unlimited airtime for on-network calls and SMS. Depending on the price, some plans include a number of free seconds or unlimited airtime for off-network calls. Once the included seconds have been used, customers can continue using the mobile service at a set price per second. Customers can also purchase additional megabytes to continue browsing the internet after using the megabytes included in their monthly plan. Charges for additional airtime, megabytes or multimedia content are added to the following month’s bill. These plans also include gigabytes or roaming minutes to communicate abroad. Among the post-paid plans, we also offer M2M plans based on the IoT concept, which refers to the digital interconnection of everyday objects to the internet, and are specifically aimed at business customers. These plans include solutions such as geolocation and fleet monitoring, refrigeration control, information security solutions, sales management solutions, and cloud solutions for information storage and protection.
●	Fixed Subscription (Abono Fijo). Under the Fixed Subscription (Abono Fijo) plans, a customer pays a set monthly bill. As in post-paid plans, most of these plans include a quota of megabytes for browsing the internet, unlimited airtime for on-net and off-net calls, SMS and a fixed amount of credit that can be used to buy packs or multimedia contents. Once the prepaid seconds have been used or the internet quota has been met, the subscriber can obtain additional credit by recharging its line through the prepaid system.

Our strategy during 2024 focused on continuing to lead in mobile services, promoting the consumption of high-speed services by providing upgrades and improving the experiences of certain customers, and more generally addressing the needs of small, medium and large customers and continuing to grow in the Digital Solutions business (Cloud & Infrastructure, Datacenter, Cybersecurity and IoT).

The main developments in our residential and corporate services during 2024 were the following:

●	we continued offering mobile services ranging from prepaid plans to postpaid plans, and between three gigabytes and 25 gigabytes for residential services and 60 gigabytes for corporate services;
●	we continued focusing on the development of convergent offers for our customers, offering additional bonuses upon the purchase of various services, to increase customer loyalty. We extended the initiative to corporate customers, seeking to increase services convergence;
●	we continued adding benefits for mobile and convergent subscription customers; and
●	we continued working in international services while focusing on increasing the efficiency of international traffic management, minimizing the cost of the service to sustain the simplification and evolution of the roaming offer and achieving higher quality. We have expanded our coverage, optimized quality metrics, and maximized the use of data benefits from plans and quadruple play. We continued to expand our 5G roaming coverage to the top 20 destinations such us Alemania, Brazil, China, United Arab Emirates, United Stated, Italy and Turkey. International roaming usage coverage increased to 75%.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to provide the wholesale services summarized below.

●	International Business. During 2024, inbound tourism declined by 9.4%, while revenue from inbound roaming decreased by 5%. Despite the decline in tourism, the impact on inbound roaming revenue was less significant in relative terms.

We continued to focus on reducing costs and increasing international sales. We created favorable supply conditions to encourage greater consumption and optimized our cost structure to improve the capture of roaming traffic from foreign visitors on Telecom’s network.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In the application-to-person (“A2P”) business, we revamped our business model for integrated aggregators, facilitating domestic and international A2P traffic while optimizing monetization strategies.

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

Network and Equipment

In terms of infrastructure, during 2024 we continued to improve the services we provide by deploying the 4G/LTE network and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. This allowed us to stand out from our competitors, significantly improving the NPS of our customers.

In Argentina, the deployment of 4G/LTE has achieved a coverage of 97% of the urban population across 2,032 towns and cities as of December 31, 2024. Furthermore, we have reached a 98% coverage of the population in major cities of Argentina, as of December 31, 2024. Customers accessing our 4G network experience enhanced service quality, enjoying speeds of up to 66 Mbps and, approximately 77% of calls are now made using VoLTE, a technology that enables voice calls over the 4G network, resulting in significant improvements in audio and video quality.

In addition, we have continued the deployment of mobile site connectivity to enhance quality and capacity, replacing radio links with high-capacity fiber optic connections.

Furthermore, the initiative to connect remote and low-density areas through satellite backhaul remains ongoing.

Regarding 5G, by the end of 2023, and through the Argentine government-launched tender, we have acquired spectrum that will accelerate the growth of our 5G service. Currently, we have reached 265 sites with 5G.

Competition

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that ENACOM sets prices for wholesale local interconnection services. During 2024, three mobile operators offered nationwide service: Telecom, Telefónica Móviles and América Móvil.

➢	Internet Services

Overview

We provide Broadband internet services in Argentina. Broadband can be delivered through three technologies: cable modem (HFC), fiber optic (FTTC and FTTH - and dedicated for corporate services-) and wireless (and satellite for corporate services); being cable Modem and FTTH the most widely used for residential services. We market our services through HFC and FTTH technologies.

During 2024, we continued promoting Broadband offers, providing greater speed to customers that have technical availability to use it.

With respect to access networks, our strategy aims to satisfy the rising Broadband demand, mainly for downloading videos and multimedia content from the internet. In this respect, we intend to continue the expansion of our access fiber optics infrastructure, using different modalities and technologies, which have been optimized based on-demand of services provided and different geographic locations.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2024, in Argentina we continued deploying our FTTH network both in greenfield areas (an area where we have not deployed any of our technology networks: HFC or FTTH) and in the reconversion of brownfield areas (an area where we have network deployment), granting more customers access to ultra-high internet velocity with speeds of 1,000 MB and also upgrading the customer base average speed by migrating customers to our HFC and FTTH network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2024, the number of customers with access FTTH technology grew 45% compared to December 31, 2023.

Residential and Corporate Services

As of December 31, 2024, we had approximately 4.0 million internet customers in Argentina.

In Argentina, during 2024, we continued with the reconversion of Telecom’s fixed internet network, expanding in 2024 by 16K FTTH blocks in new locations and/or XDSL / HFC one way and 0.4K FTTH blocks in HFC two way (Overlay) areas. Key projects included deployments in the towns of Bariloche, Viedma, and Las Heras.

The migration of customers towards the best available technology (XDSL to HFC/FTTH and HFC to FTTH) and the selective shutdown of obsolete networks continued, seeking efficiency and improving customer service.

The internet connectivity products we offer through the Personal and Telecom brands are specially tailored to the needs of each residential or corporate user and include specific solutions such as virtual private network services, traditional IP links and corporate products that offer additional services. We offer internet products ranging from 50MB to 1,000 MB.

In Argentina, customers with a service of 100 MB or more represent 89% and 85% of the total customer base as of December 31, 2024, and 2023, respectively. Within this range, customers have contracted service plans of 100 MB, 300 MB, 600 MB and 1,000 MB which, as of December 31, 2024, amount to 1.6 million, 1.7 million, 0.1 million and 0.1 million, respectively, positioning our “Personal” brand as the technological benchmark brand of the industry.

Additionally, we offer international IP access through well-known global Backbone providers.

We also offer Personal Wifi Zone, a connectivity experience available to our customers with Personal internet at home, which is the largest WiFi network in Argentina. Personal WiFi Zone currently has a coverage of more than 2.1 million locations distributed throughout the country. The service is used by 130 thousand customers on a monthly basis.

Network and Equipment

In order to continue bringing fiber optics closer to customers, we consolidated the deployment of FTTH networks, substantially improving the possibility of offering high-speed services. This rollout encompassed both residential and corporate customers, new neighborhoods, gated communities, buildings, and shopping malls.

With respect to HFC networks, investments were focused on increasing the capacity of existing networks to keep up with our customers’ traffic demand by reducing service areas and increasing upstream capacity. In addition, the deployment of a new FTTH network superimposed on the HFC network continued, seeking to connect the new customers to this new network. In this way, the traffic on the HFC network is relieved, and better services are provided to our customers.

In addition to the renewal of the access network described above, the transformation process of the transport network continued, allowing not only greater capacities, but also greater operational efficiency and scalability.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

We face nationwide competition in the internet service market in Argentina from Telefónica, AMX Argentina (commercially known as Claro), Gigared and Telecentro (providing a triple-play offer), among others. During 2024, Telefónica and AMX Argentina continued their investments for the construction of their fixed FTTH networks, increasing their penetration and ability to serve households in different areas of the country. This has driven us to be more competitive and presented a challenge for us, as new players (with international support) have aggressively entered the market. Our data services business faces competition from Telefónica, AMX Argentina and from several providers of niche data services such as Cirion Technologies, IPlan and others.

➢	Cable Television Services

Overview

We provide cable television services in different locations in Argentina.

During 2024, we focused on working hard on improving the performance and stability of the different TV and streaming products, that is, improving the customer experience with our products and thus being able to improve the NPS.

In recent years, Flow has continued promoting local production with high-quality, original content featuring local talent. During 2024, we have released different quality national co-productions with Warner and Kuarzo among other production companies. Additionally, it has strengthened its position in live music streaming by broadcasting events featuring both national and international artists, as well as major festivals.

In Argentina, during 2024, we delivered a two-way network with a bandwidth capacity of more than one GHz to approximately 96% of the homes passed through our cable network (99.9% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2024, we had approximately 3.2 million cable television customers in Argentina, which represented a 37% of the Argentine market share for cable television services.

Our Cable Television Networks and Operating Regions

As of December 31, 2024, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén, Río Negro, Mendoza and San Juan. As of December 31, 2024, Telecom’s fiber optic network covered approximately 92,000 kilometers, of which approximately 29,000 kilometers correspond to the interurban network.

Retail and Corporate Programming and Other Cable Television Services

In 2024, we continued investing significant resources to expand the variety of programming options in order to appeal to potential new customers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, Flow, and video-on-demand services (“VOD”).

We purchase basic and premium programming from more than 80 signal providers in Argentina. Programming arrangements are primarily denominated in Argentine Pesos. Fees paid to signal providers under these arrangements are linked to the growth of our cable television subscriber base and the fees charged.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Premium Services (Premium Packages)

Our customers are given the option to acquire Premium Packages not included in the basic package by paying an additional fee. These packages and services include channels in addition to those included in the basic package, provide exclusive content, and divide such content by movie genres and sports, or a combination of these categories.

Flow and OTT Services

In order to enhance our customers’ experience while accessing our content offer, we offer a digital platform branded “Flow” that integrates television channels with on-demand content. Through Flow, which uses the fastest fiber optic network, our customers are able to watch television at any time and place and from any device (such as tablets, smartphones and smart TVs, among others). Flow allows us to distribute content through an IP structure coupled with digital television quadrature amplitude modulation, which includes adequate security measures. Flow enabled our customers to use new modern functions such as lineal streaming, reverse electronic program guide, the possibility to “start over” a program, access to VOD, contents and “cloud DVR” (which allows customers to save content in the provider’s database instead of the customers digital recorder).

Additionally, we offer a more accessible and competitive product alternative through Flow Flex. With Flow Flex, customers can watch live TV and subscribe to Premium Packages or streaming apps. In addition, they can enjoy Flow functionalities such as pause, rewind, rewatch, record, rent movies online, and watch on two screens simultaneously. It is a 100% digital version of Flow, which does not require decoders or technical installation and is available to all subscription TV customers. In this way, we managed to maintain Flow’s market share.

Flow also offers to our customers a single platform through which they can access different OTT services. Additionally, Flow continues evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Universal+, Netflix, Prime Video and Max.

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

Competition

In Argentina, with respect to cable television transmission, we face competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of our licenses, our cable systems frequently have been overbuilt by one or more competing cable networks, in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network. In addition, the Argentine government has distributed digital boxes to certain sectors of the population that provide free access to certain channels in connection with the Argentine Terrestrial Digital Television System, which are also available for sale to the general public.

Paid television industry is highly fragmented, and our largest competitors are Telecentro S.A., which is focused in the AMBA, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. In addition, Telefónica and AMX Argentina consolidated their offer of video products together with fixed Broadband, in the context of the development of their fixed network. Telecom also considers OTT internet video system providers such as Netflix, Disney+, Prime Video and On Video, among others, as competitors.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Among paid television systems, competition is driven primarily by price, programming services offered, customer satisfaction and quality of the system.

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

➢Fixed and Data Services

Overview

We offer voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport), IT solution outsourcing and advanced cybersecurity solutions, among others.

Fixed and Data Services are comprised of the following:

Residential and Corporate Telephony and Smarthome Services

●	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services. As of December 31, 2024, we had approximately 2.7 million fixed telephony lines in service, including TOIP lines.
●	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

During 2024, we continued to strengthen our TOIP services and position through the evolution of the portfolio of security services solutions, together with a communication and dissemination campaign throughout the year, aiming to bring our wide range of services closer to corporate customers.

We took an important step in the evolution of home connectivity with the launch of self-installable VoLTE (Voice over LTE), in November 2024. In this way, we consolidated our technological transformation, focused on self-management, operational efficiency and leadership in connectivity.

Additionally, we offer Smarthome services, a solution designed to keep customers connected to their home at all times. The main objective is to offer peace of mind and comfort.

Our initial device is an advanced camera that allows customers to monitor their home in real time. Additionally, the camera is equipped with a proactive alert system that notifies users about specific pre-configured events. Some features that can be used from the application:

●	Look at every corner through a 360º movement.
●	Receive notifications in real time.
●	Store clips in the cloud to view them whenever you want.
●	Communicate via two-way audio.
●	Use night vision so you don’t miss anything.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As an added value, we offer a cloud storage service of up to 14 days, available for an additional cost.

For the year ended December 31, 2024, we have sold more than 36,000 cameras, with 22,000 unique users.

Wholesale Services

During 2024, we remained one of the leading providers of wholesale telecommunications solutions for the different providers and operators in the market, including cable operators, ISPs cooperatives and other service providers. Wholesale services include:

Infrastructure services. Infrastructure services primarily refer to:

Interconnection services, which include dedicated links, layer 2 (Lan to Lan) and layer 3 (IP Virtual Private Network).

Datacenter services, which include housing services, connections and cross-connections.

Internet services. internet services mainly include the IP transit service. During 2024, Telecom focused most of its business on IP transit service, demanded by ISP providers to provide internet connectivity to their customers through different market segments. This led to a significant increase in local and international bandwidth consumption.

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

Services provided in the United States. During 2024, we continued developing commercial actions aimed at increasing the profitability of wholesale products, among which are the services for OTTs. Our presence in the United States, through our subsidiary Telecom Argentina USA, has enabled us to develop links with major North American cloud content and service providers.

Corporate Data Services

The data services business includes nationwide data transmission services, virtual private networks, symmetric internet access, national and international signal transport and videoconferencing services. These services are provided mainly to corporations and governmental agencies.

We also provide certain value - added services, including electronic standard documents telecommunication software exchange. Our corporate data services business also includes the lease of networks to other providers, telecommunications consulting services, operation and maintenance of telecommunications systems, supply of telecommunications equipment and provision of related services. The corporate data transmission services we provide are mainly Ethernet and IP services.

We provide services to leading companies in the Argentine market, as well as primarily digital solutions to businesses with branches across Latin America, in addition to serving the national government, provincial governments, and municipalities. These large customers demand cutting-edge technology and solutions tailored to their needs, including voice, data, internet and value added services.

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

At Telecom, we have evolved from an ICT company to a Tech-Co, offering a comprehensive portfolio of technical architecture and infrastructure solutions. As a multi-cloud provider, we integrate major international hyperscalers and leverage our Datacenters to host edge solutions, provide world-class brand equipment, and deliver professional services for implementation, migration, and application support. Additionally, we have expanded our connectivity security services to include user identification and security technologies, addressing the growing needs of hybrid work models. We continue to strengthen strategic partnerships with leading companies such as IBM, AWS, Google, Microsoft, Huawei, Oracle, and Dell, among others.

In terms of Cybersecurity, our proposal is based on innovative and comprehensive solutions with what we view as state-of-the-art and world class technology. We aim to provide protection of information and IT and OT (Operational Technology) infrastructure against internal and external threats, high caliber solutions designed to ensure the security, integrity and availability of IT systems to protect confidential corporate information and personal information of employees and customers in organizations (Cybersecurity Services), comprehensive solutions to achieve a secure digital transformation (Governance, Risk and Compliance) and advanced Consulting Services through qualified teams of experts who provide review and analysis of cybersecurity in organizations, network infrastructure designs, network perimeter protection, antimalware strategies, health check, hardening and best practices, thereby helping us comply with various industry standards (ISO/IEC27001/27002, NIST, SWIFT, PCI, among others). Furthermore, our differentiation lies in the offer of solutions designed and developed by our Software Factory, thus offering a comprehensive and personalized approach for each customer, ranging from the review and analysis of cybersecurity in their organization to the creation of solid network infrastructures.

During 2024, we have worked to position the “Ubiquo” brand regionally (through our subsidiaries Ubiquo and Opalker). We entered into service agreements with companies in Chile, Peru and Mexico. In this line, the 2025 action plan responds to both brand continuity, regional positioning and market share growth. In addition, Ubiquo serve to position not only cybersecurity services, but also IoT, hybrid multi-cloud and connectivity.

In relation to IoT solutions, we provide the necessary technology for customers to connect to their data, applying intelligence for better and faster decision-making, helping them develop and improve the efficiency of their business. During 2022, we focused on Platforms for Industry and Utilities, IoT Connectivity (LPWAN and Managed) and Tracking (people, assets and vehicles), growing our offer. During 2023, the project was addressed to bring urban connectivity to rural areas through an innovative business model where a group of agricultural actors can create a value cluster so that together they can contribute to the creation of the LTE network and in return, Telecom returns the value invested, in valuable solutions (Cloud, Cybersecurity, IoT, Connectivity, etc.). This project not only brought the possibility of incorporating technology into agriculture, but it was also possible to connect schools, doctors, firefighters, police, people in general, etc.

In 2024 we continue to consolidate our offer of Hybrid Architectures, being one of the most complete in the country (combining public cloud, private cloud, infrastructure, colocation and applications). We are constantly working to strengthen our strategic alliances with large companies such as IBM, AWS, Google, Microsoft, Huawei and Oracle.

In addition, we continued investing in our major datacenter in the city of Pacheco, province of Buenos Aires consolidating its position as leader in the market and enhancing the level of services supplied. These investments are intended to support business growth in the next few years with the highest market standards.

New business: network exposure and monetization

As part of the Open Gateway initiative led by the GSMA (a global organization whose mission is to unify the mobile ecosystem to discover, develop and deliver innovations that help business and society thrive), we were the first company in Argentina to launch an API within this standard, which led to the GSMA recognizing the company as the “Market Champion” of Open Gateway in Argentina for its commitment to this initiative.

In 2024, we solidified our position as a pioneer both nationally and regionally by successfully launching four standardized APIs: SIM swap, number verification, device status, and device location. These services provide tools to secure digital identity and enhance mobile applications. With these offerings, Telecom is cultivating a new business vertical that enables the monetization of networks within the digital ecosystem.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Additionally, we announced the creation of OpenXpand platform, through our subsidiary Parklet, a new technology company in partnership with Intraway that will support mobile operators, primarily in Latam, in the comprehensive development of the Open Gateway business model to accelerate the monetization of network and data services through APIs. OpenXpand will provide the capability to implement the platform jointly developed by Telecom and Intraway and ensure seamless interoperability with other industry solutions. It will also provide consulting services for API integration, product design and architecture, and aims to position itself as the primary partner for regional operators looking to embrace and accelerate the implementation of this new business paradigm.

Network and equipment

Our network strategy, for the medium and long-term, focuses on satisfying the demand of the services we provide, improving our customers’ experience and promoting technology evolution.

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

Competition

As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephony services include Telmex, AMX Argentina (Claro), Cirion Technologies (formerly Centurylink, Level 3 Communication, and Global Crossing), IPlan, Telecentro, Telefónica (primarily in the Southern Region), and Telecom (primarily in the Northern Region). Telefónica has the dominant market share for the provision of telecommunications services to retail customers in the Southern Region. If our competitors increase their presence in the Northern Region, we expect that we will face additional pricing pressure and experience a slight loss in market share in the Northern Region.

Regarding data services, our main competitors are Cirion Technologies and Edgeconnex.

In the cybersecurity vertical, Telecom’s competitors are companies that have a multiproduct/multiservice offering such as RAN, NeoSecure, NovaRed, Nextvision Point IT, Murc IT, and Base 4, among others. Telecom’s differentiation lies in the offering of Digital Solutions. Telecom has a robust offering of services and products, and a team with a broad and diverse skill set. Our team holds the most recognized certifications in each practice and is kept up to date through continuous certifications. Telecom is a customer of its own solutions, demonstrating its commitment to the excellence of the services offered.

In terms of consulting services and risk management, Telecom competes with the Big Four consulting firms.

We are actively seeking continuous improvement to increase our market share in Argentina and establish ourselves as cybersecurity leaders.

Finally, and regarding wholesale services, the main competitors in Argentina for connectivity services are Cirion Technologies, Telefónica, ARSAT (a Government owned company) and Silica (Datco Group). This competition causes permanent pricing pressure and forces Telecom to deploy commercial strategies to mitigate the impact of those initiatives on its market share. On the other hand, and in relation to local interconnection traffic, ENACOM sets prices for this service.

Through strategic investments and a continued focus on innovation, Telecom aims to maintain its leadership in the region, meet competitive challenges and continue to provide advanced solutions in cybersecurity, IoT, cloud and other digital services.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

➢Fintech Services

Overview

Personal Pay is our digital wallet, through which people can pay, send, save and manage their money the way they want. The massive launch of the application and its functionalities took place in June 2022.

In 2024, we focused on increasing the number of users and transactions, key elements for the platform’s monetization.

Main products and services

The following functionalities are enabled through Personal Pay:

●	create a 100% digital account, free and in a few steps,
●	deposit money through transfers or physical collection networks,
●	send and receive money to/from other banks and/or digital wallets,
●	recharge mobile phone lines
●	recharge transport cards,
●	pay for services,
●	ask for a VISA Personal Pay prepaid card,
●	ATM withdrawal,
●	payments with QR,
●	remuneration of Balances,
●	sale of recharges (B2B),
●	QR Acceptor,
●	QR Payments
●	Personal Insurance,
●	create personalized savings goals,
●	ExtraPay,
●	benefits and discounts in shops, and
●	Credit / Lending

The commercial campaigns for Personal Pay focus on strengthening the integration and synergy between the products and services within the Company’s digital ecosystem.

Personal Pay is fully managed within the application, allowing the user to clearly and easily visualize all deposits, withdrawals and transfers made. All users have access to the VISA Personal Pay international prepaid card. Our digital wallet offers a customizable card in physical format.

With the prepaid card, the customer can make purchases online and in physical stores, subscribe to entertainment services and withdraw money at ATMs.

The objective is to continue promoting financial inclusion through the fintech industry in Argentina, which is why we expect that new solutions will be incorporated to reach segments of the population that currently do not have access.

During 2024, our strategy focused on adding new capabilities to our value proposition:

QR Payments allows merchants to receive payments quickly and securely using a QR code. Customers simply scan the code with their mobile device, select the amount to pay, and the transaction is processed instantly, without the need for physical contact or cash. This option streamlines the payment experience for both customers and merchants, providing an efficient and modern solution.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Credits: offers users the possibility to access financing quickly and easily through the digital platform. Customers can apply for loans with flexible terms, without the need for complex procedures. This service is designed to provide an accessible, agile, and convenient financial solution, tailored to users’ needs.

Personal Pay Paraguay: The rebranding of Billetera Personal to Personal Pay reflects the brand’s commitment to evolution and adapting to customers’ needs. Under the slogan “Un cambio siempre viene bien” (a change is always good!), the launch campaign emphasizes the importance of innovation and leveraging new technologies to enhance the digital experience and maximize benefits. Personal Pay offers a range of features, such as QR payments, reloading the Tarjeta Más (Electronic Ticketing in Paraguay that allows the user to pay for trips without the need to use cash), and access to exclusive benefits. Additionally, it provides a detailed transaction history, the ability to locate points for loading, money transfers, and withdrawals, as well as the option to select favorites to streamline transactions. The integration with other Personal products and services, known as “Conexión Total”, ensures a seamless experience for users. Personal Pay is available for current Billetera Personal users who can update the app and is also available for new users on the App Store and Google Play, without consuming mobile data.

In the context of our project for the year 2025, some strategic initiatives have been outlined with the purpose of promoting the growth and strengthening of our organization. These initiatives cover different key areas, each with the objective of enhancing specific aspects of our business.

As of December 31, 2024, Personal Pay has more than 3.5 million users. These customers completed the onboarding process, have been assigned a digital wallet (CVU) and are able to operate the service.

In 2024, Personal Pay users grew mainly due to a cashback strategy (customer benefits), the launch of Personal Pay in Paraguay and the “Buy Now Pay Later” (BNPL) service in Argentina, which allows users to pay in installments or make financed purchases.

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

Furthermore, strategic investments and acquisitions are intended to align with the Company’s long-term vision. In our constant pursuit of strengthening internal capabilities and enhancing the value proposition, we engage in strategic partnerships and make selective acquisitions.

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

In summary, in its short time of existence, Personal Pay has demonstrated a strong commitment to sustainable growth and continuous innovation. The comprehensive strategy addresses not only staff augmentation but also resource optimization, excellence in internal development, strategic collaboration, and adaptability to emerging technological trends. This presentation reflects Personal Pay’s transparency and commitment to efficiency and excellence in all areas of its fintech business.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

The fintech ecosystem in Argentina has been expanding in recent years and is one of the industries with the greatest evolution and innovation, with positive changes in consumer payment behavior.

According to information from the BCRA and the fintech chamber, electronic payments are increasing, while cash payments are decreasing.

In Argentina there are more than 134 digital wallets, but the consolidated players with comprehensive solutions and use case portfolios are Mercado Pago, Naranja X and Ualá.

➢Subsidiaries in Paraguay and Uruguay

Paraguay

We provide mobile telecommunications services nationwide and distribution of audio and satellite signals to customers’ homes in Paraguay through our subsidiary Núcleo, under the “Personal” brand. Núcleo obtained licenses to provide commercial mobile services, Internet access, Flow service and videoconferencing and data transmission services in Paraguay.

As of December 31, 2024, Núcleo had approximately 2.6 million mobile customers, 0.3 million internet customers and 0.1 million cable television customers.

Regarding postpaid mobile services, during 2024, Núcleo maintained its customer acquisition strategy through aggressive offers and focus on convergent customers. Regarding prepaid mobile services, Núcleo continued to offer packs that included advantages in the use of data, as well as unlimited calls to all operators.

In terms of internet services, in Paraguay we continued expanding our FTTH network, delivering high speed internet leveraged on the fastest fiber optic network in the country.

Network and Equipment

In Paraguay, the mobile access network continued to expand with the addition of 23 new sites. The installation, commissioning, and operational testing of the 5G trial node were completed in October 2024, marking a key milestone ahead of the upcoming tender for the 3,500 MHz band spectrum, scheduled for early 2025. In December 2024, CONATEL released the draft terms and conditions, inviting interested parties to submit queries and suggestions for consideration.

Regarding internet services, in 2024, Núcleo continued with the deployment of its fixed network, which allowed us to improve the country’s connectivity and economic convenience for our customers and consolidate ourselves as the Company with the greatest fiber optic coverage in the country.

Competition

In Paraguay, there are currently four participants in the mobile telecommunications services market. The Paraguayan market is highly competitive. As of December 31, 2024, Núcleo’s main competitor was Tigo (a subsidiary of Millicom International Cellular). Tigo has a significant market share in terms of revenue.

The main competitor for Núcleo regarding internet services is Tigo, followed by AMX Paraguay.

In relation to Flow services, there are two other operators that offer similar services in the Paraguayan market, Tigo and Claro, with Tigo being the main competitor with its “OneTV” service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Uruguay

Telecom provides management and administration services to companies that render pay TV services under the brand Flow through Telemás S.A., one of the Adesol’s subsidiaries.

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

As of December 31, 2024, Adesol had approximately 0.1 million customers in Uruguay, providing them with pay TV services under different technological platforms, DTH (Direct to Home), cable, MMDS (Multichannel Multipoint Distribution System) and IPTV services, which offers our customers the possibility of watching television programs and on - demand content, not only in the traditional way but also from any device, through a modern platform.

In December 2024, we launched the commercialization of internet FTTH services in the city of Salto. These deployments also took place in the cities of Paysandú and Rivera, implementing the internet licenses obtained last year. In the second half of 2024, the Company obtained new internet licenses for the areas of Tacuarembó, Artigas and Paso de los Toros, completing all the “cable” licenses, transforming them into “cable plus internet”.

Network and Equipment

Adesol offered services through DTH Platform in Montevideo and the metropolitan area comprising Ciudad del Plata and different locations in the department of Canelones and in rural areas of northern of Uruguay. Adesol also offered services through cable TV in the capital cities of Artigas, Salto, Paysandú, Rivera, Tacuarembó and Paso de los Toros.

In the second half of 2024, FTTH deployment began in the towns of Salto, Paysandú, and Rivera, covering more than 700 blocks. Commercial service was launched in Salto in the last quarter of 2024, with service in Paysandú and Rivera expected to follow in early 2025.

Competition

The television market in Uruguay has approximately 0.5 million customers, where Flow holds a 23% share, after DirecTV, who holds a 31%. Then, the rest is divided among different local distributors. Only DirecTV can sell its paid TV services across the whole country, while Flow and the rest of the pay television operators have only territorial licenses. In Montevideo, Flow leads the market with a 23% share, followed by DirecTV with a 21% share.

The market continues showing a downward trend, marked by the increase of online entertainment alternatives, mainly Netflix, YouTube, and because of piracy and free services. The exclusive distribution for the local football streaming rights is still held by Disney+. Antel (a public company) kept increasing its global convergence strategy with aggressive promotions bundling with internet and mobile services, continuing with the Disney+ and local channels agreements, as well as sports rights. Also, during the last quarter of 2024, Antel entered into a commercial agreement with DirecTV bundling its internet and streaming entertainment services.

In 2024, Flow stopped offering Disney+ due to a customer relationship management (“CRM”) issue, but continued to offer Paramount+, which was integrated into the Flow platform. This was done in an effort to make Flow a comprehensive platform that is attractive to our customers for its content offerings and differentiated features.

In Uruguay, internet access has reached very high levels, with 95% of households in Montevideo and 88% of households in the rest of the country connected. Antel remains the dominant competitor, holding 99% of the market.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

INFORMATION TECHNOLOGY STRATEGY

In 2024 we continued to work with a clear focus on technology transformation. This year, our initiatives are structured around platformization, delivery and always thinking digital first.

We have continued to evolve our platforms towards scalable and reusable solutions, ensuring that each development is designed to adapt to different markets and businesses, consolidating a single platform that optimizes our regional operations.

Each project has been developed with the objective of delivering incremental value, ensuring that the solutions implemented not only meet current needs, but also drive future growth and innovation.

We work based on the “digital first” concept, which is about prioritizing a digital focus in all our initiatives, ensuring that every solution is designed with a digital environment in mind, to meet the demands of today’s market and deliver optimal experiences to our customers.

Some of the highlights of 2024 include:

Business Support Systems Transformation (the “#FAN Program”):

FTTH with #FAN

In 2024, we focused on deploying FTTH in three locations in Uruguay. This initiative leverages the #FAN Program, our cross-Telecom CRM, designed to integrate and manage operations in a scalable and efficient manner across different markets.

This project not only demonstrates our maturity in deploying advanced solutions locally, but also how we are leveraging these capabilities to expand regionally. By standardizing processes and enabling seamless operations through #FAN Program, we are paving the way for a more connected and consistent experience across markets.

Business Support Systems B2B (the “#WIN B2B Program”):

In 2023, the #WIN B2B Program was launched to improve the customer experience by unifying and simplifying the end-to-end processes, products and platforms of the B2B business. #WIN B2B Program is a transformation program for CRM platforms, starting with the quoting, selling, provisioning, billing, collections and post-sales of our services, supported by world-class solutions. This flagship initiative gathers the experiences acquired from the #FAN Program for B2C services.

As of December 31, 2024, we have managed to complete the development of a convergent quoting solution that will be deployed in early 2025 to improve efficiency and customer experience. The plan foresees progress with the remaining processes, supported by new IT components that will build the integrated solution during 2025 and 2026, allowing for progressive shutdowns.

SWITCH - Digital experiences:

The SWITCH program aims to help us to consolidate a common strategy for all our Digital Channels, seeking to be the preferred option for users to solve their needs in a simple, agile and effective way. This approach is not only intended to optimize the experience at each stage of the funnel but also is intended to strengthen customer loyalty and promote efficiency in customer service.

One of the pillars of the program is personalization. We focus on understanding each user’s needs, helping them find what they are looking for in our web and e-commerce ecosystem, managing their services, and discovering the offerings that drive their development and post-sales loyalty. This ecosystem includes key solutions such as our self-management app, bot and social media support, and our digital store, which enhances the sale of physical products. In addition, we leverage the ecosystem with joint initiatives alongside Personal Pay to strive to create a seamless integrated experience.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2024, we drove the evolution of both our e-commerce and “My Personal Flow” app, reaching 7.6 million active users and more than 14 million monthly transactions. We also achieved the highest digital NPS in recent years, reflecting the positive impact on the customer experience. This success is due to our commitment to a “digital-first” approach that prioritizes the digital design and development of solutions. Any interaction or service must be primarily accessible and efficient through digital channels, rather than transactional or physical.

Data Phoenix project:

The Data Phoenix project reaffirms the objective of transforming ourselves into a Data Driven company by adopting world class methodologies and platforms to drive leadership. It involves having a unique ecosystem of data, analytics and change management products.

During 2024, we achieved important milestones in Data Phoenix project, we performed more than 370 data injections in the cloud, strengthening our infrastructure and processing capacity. In addition, we developed more than 80 self-service data models, accessible to all analytical teams, facilitating decision making and improving efficiency in the use of information. We also carried out the shutdown of several data sets that we had stored in legacy systems, optimizing the data environment and reducing dependency on obsolete platforms.

GEN AI:

Gen AI comes to Telecom with an innovative proposal that combines automation and efficiency, focusing on improving the experience of internal and external customers. This accessible technology does not require advanced knowledge, and its centralized implementation is supported by a structured framework that includes a secure playground, rigorous security measures and responsible use policies. In addition, a multidisciplinary team has been formed to address data and intellectual property concerns, ensure that models comply with specific regulations, and provide a collaborative and secure space.

In terms of impact, 20 proof-of-concepts were conducted, including the development of bots to reduce calls and optimize the time spent on each call, as well as document and sentiment analysis. These initiatives not only automate complex operational processes, saving time and resources, but also improve the personalization of customer service by interpreting all the data in our conversational channels. The approach includes a FinOps framework to optimize resources and ensure the efficient and ethical deployment of this transformative technology.

Enabling Platform:

Automation Platform:

In line with our strategic business objectives and the major market shifts, our primary emphasis lies in the comprehensive automation of end-to-end processes and the vision of transitioning from a system per service to a common system for multiple services. This initiative is designed to improve operational efficiency, particularly in the area of day-to-day internal tasks related to network and infrastructure operations.

In 2023 we started integrating two key components: CloudValley, our collaborative self-service portal facilitating infrastructure management, and TAMBO, our Network Management Automation Platform. This strategic integration aims to synergize the capabilities of both tools, with a dedicated focus on delivering a seamless and efficient experience. Throughout 2024, the automation platforms had a significant impact on our business. We were able to eliminate more than 1,000 hours of manual work, optimizing time and resources. We reached more than 600 active users, of which more than 100 were consolidated as builders, fostering a culture of innovation and autonomy. In addition, we accumulated a total of more than 550 implemented automations, promoting more efficient and scalable processes throughout the operation.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Open Gateway and OpenXpand:

In 2023, the GSMA launched the global mobile industry initiative, which proposes that mobile operators around the world can expose their network services through standardized APIs so that developers can build new applications or scalable and simple solutions. These APIs can be integrated into existing business flows.

As of the date of this Annual Report, we have successfully developed and certified five APIs: SIM SWAP; Number Verification; Device Status; Device Location and Device Location Retrieval.

Additionally, in 2024, we began monetizing some applications, further validating the concept that all platforms we build are designed for market exposure. This model is supported by OpenXpand, a platform specifically designed to expose these APIs. OpenXpand facilitates the monetization of networks through APIs, integrating connectivity and digitalization in a secure way without compromising the customer experience.

This initiative underscores our commitment to innovation, enabling scalable solutions while generating value through collaboration in the mobile ecosystem:

●	SIM SWAP: Assists banks verify if a customer has recently changed their SIM card, helping to detect suspicious transactions.
●	Number Verification: Provides secure, real-time validation of a customer’s phone number to streamline authentication processes.
●	Device Status: Provides visibility into the current status of a customer’s device to enhance decision-making for service delivery.
●	Device Location: Enables precise location tracking to improve service delivery and security measures.
●	Device Location Retrieval: Provides real-time location data to support various business applications.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

MARKETING AND CUSTOMER CARE

Sales and Marketing

Telecom’s marketing strategy focuses on convergent sales, offering innovative products and services to its customers to complete its ecosystem of services intended to generate greater convenience and satisfaction. In line with current demands, we believe that it is essential to better understand data-driven customer needs. We believe that AI will allow us to achieve personalization that reaches different customers, meeting the needs, preferences and requirements of each home.

Flow continues to evolve its content platform, being a flexible, convenient and accessible product. Both with the possibility of hiring it per day, and with the possibility of using it digitally and without installation, through any device.

As part of Telecom’s strategy, we are moving forward in providing digital solutions leveraged on B2C connectivity, such as our Fintech Services, and smarthome solutions.

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

Customer Support

Telecom’s service model focuses on accompanying customers throughout their lifecycle, with the 2024 strategy focusing on self-management, digitization and specialization of human attention, creating specialized attention islands for key issues, avoiding re-contacts and improving customer experience.

As part of its digital and social media strategy, the Company promoted digital interaction though WhatsApp and launched a new version of its “Mi Personal Flow” app, which provides customers with all necessary information to self-manage their products and incorporates AI to better solve service queries.

Likewise, customers can contact by email and chat a virtual assistant through our website, as well as through social networks such as X (formerly Twitter) and Facebook.

At Telecom, we provide customer service 24 hours a day, 365 days a year, through various customer service channels: WhatsApp, Telephone Channels, App, Facebook, X, Commercial Offices, ensuring that the customer has a better experience in every contact across all commercial channels. The NPS of the different products, services and journeys that impact the customer’s life is measured.

SUSTAINABILITY

At Telecom, sustainability is a management model embedded in our corporate policy that allows us to carry out our operations focusing on the generation of value in our economic, social and environmental performance.

Telecom has been a member of the United Nations Global Compact since 2004 and complied with the 10 principles on human rights, quality of employment, environmental care and the fight against corruption. The Company’s commitment to comply with such principles is ratified every year and is part of its sustainability model.

We are leaders in an industry that is one of the pillars of the country’s social and economic development. As part of our sustainability strategy, we seek to play an active role in the community with programs that use technology as a tool for social inclusion and education, to promote the value of diversity and to generate climate-positive actions that reduce the impact of our operations on the environment.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

In 2022 we developed and published our Sustainability Policy, to define a framework for the Company’s sustainable management, aligning the principles under which the activities are expected to be carried out. They include the aspects that make up our commitment to sustainability and relationships with all stakeholders. The document can be consulted at: https://institucional.telecom.com.ar/assets/files/sustainability/policies/Politica-Sustentabilidad-en.pdf. The contents of our website and our Sustainability Policy are not part of this Annual Report.

Sustainability management is based on three topics: ESG. These topics translate into the following lines of action:

●	Environmental Management: We protect the workplace and the environment.
●	Digital Business: We innovate in technology solutions, focusing on digital experience, security, and privacy.
●	Social Commitment: We promote digital inclusion and the development of digital skills in the community through technology.
●	Our People: We promote diversity and a culture of innovation and digital transformation in our work teams.
●	Value Chain: We promote the implementation of sustainability practices among our suppliers.
●	Ethics and Transparency: We ensure compliance with ethical and transparency standards.

Our 2024 Sustainability Plan promoted good practices for all our stakeholders - community, employees, suppliers, environment, customers, and investors - seeking to enhance the contribution of Telecom’s social and environmental performance.

In relation to Social Commitment, Telecom has developed a social investment plan aimed at the community that is focused on the promotion of the use of technology as a tool for the community’s progress and growth. The plan currently includes three initiatives:

●	Digitalers: free programming courses for young people interested in developing their future in the technology industry;
●	Chicas digitalers (Digitalers Girls): free courses for young women aged 13-17 to introduce them to the world of technology and thus reduce the gender gap in the tech industry; and
●	Nuestro Lugar (Our Place): a program that promotes the responsible, safe and creative use of technology among children and teenagers, through cyber-citizenship and educational workshops at schools. It also includes teacher training for the use of technologies in the classroom.

Regarding Environmental Management, we have an environmental policy (https://institucional.telecom.com.ar/sustentabilidad/contenido-esg) that drives us to develop our business with an emphasis on environmental protection. The contents of our website and our environmental policy are not part of this Annual Report.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The policy seeks to mitigate the impact of our operations on natural resources and biodiversity, reduce greenhouse gas (“GHG”) emissions and the impact on climate change, promote a circular economy, foster clean technologies for sustainable development and ensure transparency with our stakeholders.

●	Climate Change: We are committed to achieving carbon neutrality in our operations and, to do so, we have developed a climate action strategy. This strategy includes a comprehensive measurement of the carbon footprint in its three scopes, in order to know precisely where the GHG emissions released into the atmosphere are located. From 2022, we report our carbon footprint to the Carbon Disclosure Project (“CDP”). The CDP seeks to collect information on GHG emissions from companies and uses an independent scoring methodology to measure corporate progress on climate change.

We also assessed the risks and opportunities arising from climate change according to the framework established by the Task Force on Climate-related Financial Disclosures (TCFD). During 2024, we completed a high-level analysis, and identified and prioritized the risks and opportunities that impact the business.

●	Circular Economy: We have a circular economy strategy (https://institucional.telecom.com.ar/assets/files/sustainability/policies/EconomiaCircularV4.pdf) based on three axes: operation, which includes the internal efficiency actions of our business; suppliers, whom we involve in sustainability criteria; and customers, making more sustainable business solutions available for them.
●	Cleantech: Cleantech is a term that refers to technologies that seek to reduce the impact of human activities on the environment. Through digital products and services, we offer clean technological solutions, aware of the sector’s responsibility to reduce its own emissions and to encourage the entire value chain to join forces to decarbonize the industry.
●	Biodiversity: In line with our commitment to the protection and conservation of biodiversity, the maintenance of ecosystem services and the sustainable management of natural resources, we have begun to align ourselves with the Taskforce on Nature-Related Financial Disclosures (TNFD) framework regarding our dependencies, impacts, risks and opportunities with nature.

During 2024, we continued to participate in investor reporting on ESG requirements and to learn about the latest trends in this subject through virtual conferences and webinars.

In addition, we trained our employees to learn more about ESG, identify critical points in sustainability management, and develop action plans to facilitate compliance with our commitments.

We have communicated these initiatives to our stakeholders through our Integrated Annual Report, which outlines our progress and challenges in building a sustainable business while creating value for stakeholders and society. Since 2020, we have reported on our ESG impacts through financial and non-financial information in this document, and since 2022, we have also integrated the annual corporate information required by the GCL.

The Integrated Annual Report complies with the international sustainability guidelines issued by the Global Reporting Initiative (“GRI”) and follows the guidelines defined by The International <IR> Framework. It details our contribution to the United Nations Sustainable Development Goals (“SDG”) and its 2030 Agenda and to the 10 principles of the United Nations Global Compact, as well as our compliance with International Standard ISO 26.000:2010. In addition, since 2011, we have submitted the Company’s indicators to an external assurance review.

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

Argentina

In Argentina, the regulatory authority for the ICT services provided by the Company and certain subsidiaries is ENACOM. Through Decree No. 89/2024 dated January 26, 2024, the Argentine government ordered the intervention of ENACOM for a period of 180 consecutive days, which was extended through Decree No. 675/2024 until July 7, 2025, to redefine outdated regulations that hinder the technological progress, among other tasks. As of the date of this Annual Report, there have been no effects on the Company’s operations due to this intervention. The Company will continue to monitor the matter for any potential impacts.

Our subsidiary Micro Sistemas is registered as a PSP (Payment Service Providers) that offer payment accounts with registration for the functions of “acceptor” and “aggregator”, as an Interoperable Digital Wallet and as Other Non-Financial Credit Provider and is under the oversight of the BCRA. In addition, it is subject to the terms of “Financial Information Unit” (“FIU” - Unidad de Información Financiera) regulations for this type of operations, as it falls within the scope of the terms of Section 20 of Law No. 25,246 (as amended), which provides for the persons obliged to report to the FIU.

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

REGULATORY FRAMEWORK

In Argentina, the provision of fixed and mobile telecommunications services, internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The regulatory framework applicable to our business includes:

●	LAD and its amendments;
●	Law No. 19,798 (to the extent it does not conflict with the LAD);
●	the Privatization Regulations, which regulated that process.
●	the Transfer Agreement;
●	the licenses for providing telecommunication services granted to Telecom and the List of Conditions and their respective regulations; and
●	current service regulations.

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

In this context, the Company sought a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On April 30, 2021, the Federal Court of Appeals for Administrative Matters decided by a majority to grant the requested injunction and ordered the suspension of the effects of Decree No. 690/20 and the ENACOM resolutions adopted pursuant thereto and their inapplicability to the Company. This injunction was initially granted for a period of six months and was extended for equal periods, the last extension being granted on February 20, 2024.

During 2022 and 2023, Chamber II of the Federal Court of Appeals on Administrative Litigation Matters confirmed the different instance resolutions.

During 2022 and 2023, PEN and ENACOM filed extraordinary appeals against the rulings favorable to the Company, which were denied by Chamber II of the Federal Administrative Court of Appeals.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

It should be noted, as background, that the Supreme Court of Justice denied the appeals against the rulings issued by the Federal Administrative Litigation Chamber.

As supported by the preliminary injunctions granted, the Company, during the last three years, has increased the prices of its services in order to continue to match the increase in its costs due to inflation.

On November 17, 2023, Telecom was notified of the first instance ruling that resolves the nullity of Decree No. 690/20 and ENACOM Resolutions No. 1,466/20 and 1,467/20. Among the main arguments, and in order to resolve, the judge considered that the fact of establishing permanent measures through a Decree affects the principle of reasonableness between the purpose of the norm and the means used. By providing that private activity be removed from the private sector, it has an expropriation nature since acquired rights constitutionally protected by the Section 17 of the Argentine Constitution. Likewise, it concluded that the increase in costs due to the implementation of the PBU, together with the price freeze provided for by the Decree, are burdensome measures for licensees and potentially harmful for users which, contrary to the purpose sought by the norm, would result in in lower investment and lower quality of service, violating constitutionally protected rights. This decision was fully upheld by the Federal Administrative Court of Appeals on June 19, 2024.

On July 4, 2024, the PEN filed an extraordinary appeal against the Court of Appeals’ decision. In September 2024, the Second Chamber of the Federal Court of Appeal for Administrative Matters dismissed the extraordinary appeals filed by PEN and ENACOM.

The Federal Administrative Court No. 8 considered the case closed on October 16, 2024.

For further information, see “Item 4 —Regulatory Authorities and Framework—Significant 2024 Events—Decree No. 690/20 - Amendment to the LAD”

Separately, through Emergency Decree No. 302/24, the PEN repealed Decree No. 690/20. Furthermore, on June 25, 2024, through ENACOM Resolution No. 13/24, the ENACOM revoked the regulations that limited price increases for internet, mobile telephony, and cable television services.

Telecom’s License

According to the LAD, Telecom holds a non-expiring Unique Argentine Digital License (Licencia Única Argentina Digital), which allows Telecom to provide a wide range of fixed and mobile telecommunications services, internet accesses, subscription broadcasting services (by physical and/or radio electric link) and radio electric service of concentration of links.

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

SPECTRUM 5G

Reliable and Intelligent Telecommunications Services (STeFI, for its Spanish acronym)

Through Resolution No. 1,289/2023, published in the Official Gazette on August 29, 2023, ENACOM’s Board allocated the frequency band between 3,600 and 3,700 MHz to the Fixed Service and to the Land Mobile Service, both with primary status, and established its use in time-division duplex (TDD) mode for the provision of STeFI on the use of 5G technology in the country, regulated by ENACOM Resolution No. 2,385/2022, whose objective was to establish the conditions of the service, the essential benefits and the minimum technological guidelines that guarantee its quality and efficiency.

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

On October 24, 2023, at the Auction held for the above-mentioned Bid, Telecom was awarded Lot 2 (3,400-3,500 MHz Band), equivalent to US$350 million which was paid in November 2023.

OTHER MATERIAL REGULATIONS

Argentina

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

Paraguay

In Paraguay, Núcleo has a license to provide mobile telecommunication services (STM and PCS), a license for the installation and provision of internet and data services throughout the country and a license to provide DATDH services. These licenses have been granted for renewable five-year periods. Personal Envíos is authorized by the Central Bank of Paraguay to operate as an Electronic Payment Company (EMPE), and its corporate purpose is restricted to such service.

Uruguay

In Uruguay, Adesol has contractual relationships with several licensees that provide subscription television services through various systems in such country.

On October 21, 2024, Law No. 20,383 repealed Law No. 19,307 and its associated regulatory decrees. This new law establishes a revised framework for the provision of radio, television and other audiovisual communication services in Uruguay.

For further information on the most relevant regulatory framework matters, see Note 2 to our Consolidated Financial Statements.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRSHRA)

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act, which requires a 34’ Exchange Act registrant to disclose in its annual or quarterly reports furnished to the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable laws.

Activities relating to Iran

Commercial Agreements with International Carriers (fixed services):

During 2024, we have provided international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Our total expenses under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately US$3.25 as of December 31, 2024. During 2024, and regarding outgoing traffic, we have sent traffic to Iran only through Telecom Italia Sparkle S.p.A (Italy).

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

Activities relating to the Designated Countries – Cuba, North Korea and Syria

In addition to the mandatory disclosure pursuant to ITRSHRA described above, our activities that directly or indirectly relate to the “Designated Countries” (countries designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls), during 2024, were the following:

i. Roaming agreements (mobile services)

During 2024, Telecom Argentina and Núcleo, our subsidiary in Paraguay, maintained Roaming agreements with ETECSA Cuba.

Also, Núcleo maintains a Roaming agreement with MTN Syria. However, there is no billable traffic through this agreement or open balances.

We do not maintain any commercial relationship with North Korea.

As of December 31, 2024, revenues, expenses, receivables and payables related to roaming agreements were as follows:

	(In thousands of P$)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Cuba	128	180,652	43	105,443
Total	128	180,652	43	105,443
% of respective consolidated total amounts	(a)	0.0042%	(a)	0.0229%
(a)Less than 0.001%.

	(In thousands of P$ in current currency)
Roaming agreements (mobile services)	Revenues	Expenses	Receivables	Payables
Cuba	161	226,948	43	105,443
Total	161	226,948	43	105,443
% of respective consolidated total amounts	(a)	0.0053%	(a)	0.0229%
(a)Less than 0.001%.
ii.	Commercial Agreements with International Carriers (fixed services):

We also maintain commercial agreements with international carriers from countries other than the Designated Countries which permit those carriers to deliver traffic from the Designated Countries to our networks and from our networks to such countries.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We do not maintain any commercial relationship involving Syria, North Korea or Cuba.

Regarding outgoing traffic, during 2024, Telecom has sent traffic to the Designated Countries mainly through Ibasis, Express Teleservices, Latinatel, Vodafone and Cirion, among others.

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

As of December 31, 2024, revenues, expenses and payables from commercial agreements with the Designated Countries were as follows:

	December 31, 2024
	(In thousands of P$)
Commercial Agreements with International Carriers (fixed services)	Revenues	Expenses	Payables
Cuba	—	—	12,017
Total	—	—	12,017
% of respective consolidated total amounts	(a)	(a)	0.0026%
(a)Less than 0.001%.

The figures described in the table above are wholly immaterial with respect to the Company’s Consolidated Financial Statements.

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following table sets forth our capital expenditures for each of the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022
		(P$ million)
Real estate	48	978	2,400
Switching equipment	1,071	15,914	14,919
Mobile network access, external wiring & transmission	185,239	147,480	155,917
Computer equipment and software	97,913	132,050	145,168
Construction in progress	101,639	142,953	167,512
Materials	116,812	134,277	264,023
Other	22,218	47,485	64,297
Subtotal tangible capital expenditures	524,940	621,137	814,236
Licenses	489	378,930	9,142
Incremental Cost from the acquisitions of contracts	9,130	11,563	22,534
Other	34,792	40,598	10,355
Subtotal intangible capital expenditures	44,411	431,091	42,031
Total capital expenditures in PP&E and intangible assets	569,351	1,052,228	856,267
Right of use assets	237,298	186,447	142,387
Total capital expenditures in PP&E and intangible assets and Right of use assets	806,649	1,238,675	998,654

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our capital expenditures were P$806,649 million in 2024, P$1,238,675 million in 2023 and P$998,654 million in 2022, and represented 19.5%, 27.6% and 20.2% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2025 will be approximately P$946,963 million, without considering the Telefónica Móviles acquisition described under “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles.” See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures”.

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

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying the amount of PP&E:

	As of December 31, 2024
	ICT Services in
	Argentina	Other segments	Total (1)

	(P$ million)
Real estate	711,033	3,194	714,227
Switching equipment	145,995	29,252	175,247
Mobile network access, external wiring & transmission	2,017,003	107,968	2,124,971
Computer equipment and software	351,075	10,776	361,851
Construction in progress	148,626	10,660	159,286
Materials	338,642	16,414	355,056
Others	445,350	40,523	485,873
Total PP&E, net carrying value	4,157,724	218,787	4,376,511
(1)	Excluding valuation allowance for obsolescence and impairment of materials for P$32,261 million and impairment of PP&E for P$13,742 million.

All the above-mentioned assets were used to provide services to our customers.

As of December 31, 2024, we have entered into purchase commitments relating to PP&E totaling P$189,654 million. Our current major suppliers of PP&E are Huawei International Co. Limited, Huawei Tech Investment Co. LTD Argentina, IATEC S.A., Minerva Networks Italia S.R.L., Newsan S.A., Shenzhen Skyworth Digital technology Co. LTD, Commscope Technologies LLC, Radio Victoria TCL ARG S.A., Corning Optical Communications LLC and Nokia Solutions and Networks OY.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion in conjunction with the rest of this Annual Report, in particular, the sections “Presentation of Financial Information,” “Item 4 —Information on the Company” and the Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from the Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in this Annual Report that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Forward-Looking Statements,” “Item 3—Key Information—Risk Factors” and “—Trend Information” below for descriptions of some of the factors relevant to this discussion and other forward-looking statements in this Annual Report.

Management Overview

At Telecom, we operate with a global vision, integrating sustainability into every aspect of our business. We recognize the role of technology in addressing social and environmental demands, and this perspective continues to shape our strategic direction.

We continue to advance our business strategy by focusing on the digital transformation of society and strengthening our position as a tech company in the region. This is reflected in the ecosystem of digital products, services, and solutions we provide to individuals, households, businesses, institutions, and governments.

Our commitment to digitalization drives continuous innovation. We have adopted agile, collaborative, and efficient methodologies to enhance our operations and strengthen our workforce. More than 19,900 individuals drive our transformation; their talent and commitment fill us with immense pride.

This year, we extended beyond connectivity by enhancing our digital solutions in areas such as Fintech Services, cybersecurity, entertainment, IoT, and smarthome solutions, under our brands Personal, Flow, and Telecom, as well as Personal Pay, which has continued to establish its presence in the competitive digital wallet market.

We also launched OpenXpand, a digital platform designed to facilitate the adoption of Open Gateway in Latin America. This initiative reinforces our position as a regional technology leader, by offering scalable, secure, and fully digital solutions for operators and developers, consolidating our leadership and strengthening our value proposition.

We continue to strengthen Argentina’s first 5G network, with more than 260 sites across Argentina’s major cities, led by Personal 5G. This progress not only strengthens our connectivity infrastructure but also underscores our commitment to the digital development of the country and its future opportunities.

We continue to advance in sustainability initiatives, integrating digitalization into our ESG practices. Through free programs connecting education with technology, we promote digital inclusion and aim to expand access to digital tools to improve quality of life.

In line with our environmental commitments, we have defined a roadmap to achieve carbon neutrality by 2050. Energy efficiency, present in the use of technologies such as cloudification, virtualization, Gen AI and automation, and the increase in the use of renewable energies, are some of the practices we develop, in addition to advances in the circular economy and cleantech solutions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

One of the highlights of 2024 was the 30th anniversary of Telecom’s listing on the NYSE. As the only Argentine tech company with three decades of uninterrupted presence in this market, we reaffirm our financial strength and strategic vision, transitioning from a traditional telecommunications provider to a regional digital company.

Nonetheless, 2024 presented significant challenges, particularly in terms of financial sustainability. During the year, we issued Notes for US$1,007 million, including the issuance of Class 21 Notes for US$817 million, which allowed us to repay part of our bank loans, improving financing costs and terms. See “—Liquidity and Capital Resources—Sources and Uses of Funds.” This was made possible by the confidence of both domestic and international markets in our financial position and business strategy. Additionally, during 2024, we distributed non-cash dividends for an aggregate of P$115,725 million (P$118,854 million in current currency as of December 31, 2024).

We remain confident in Argentina’s potential economic recovery and emphasize the need for regulatory and tax incentives to promote investment in the ICT industry.

Our achievements would not be possible without the support of our customers, who choose us every day. We deeply thank them and renew our commitment to continue delivering high-quality services, products, and solutions that enhance their digital experience.

Consolidated revenues in 2024 amounted to P$4,137,596 million as compared to P$4,483,972 million in 2023 and P$4,944,819 million in 2022. The decrease of P$346,376 million in 2024 (a 7.7% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 117.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices. The decrease of P$460,847 million in 2023 (a 9.3% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Net income in 2024 amounted to P$1,033,252 million as compared to a net loss of P$543,727 million and a net loss of P$1,394,512 million in 2023 and 2022, respectively. Net income for 2024 increased by P$1,576,979 million as compared to 2023.

For a detailed analysis of our results of operations for fiscal year 2024, see “—Years ended December 31, 2024, 2023 and 2022” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2024, 2023 and 2022—Factors Affecting Results of Operations” and “—Trend Information” below.

Non-IFRS Accounting Standards Measures

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measures “Adjusted EBITDA”, “Operating Working Capital”, “Net Current Financial Liability” and “Working Capital” provide investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance and liquidity as well as our projections of future performance and liquidity. Moreover, Adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at consolidated levels. For more information on the use of Adjusted EBITDA and reconciliation of net income/(loss) to Adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA.” Also, for more information on the use of Operating Working Capital, Net Current Financial Liability and Working Capital and reconciliation of these measures, see “—Liquidity and Capital Resources—Liquidity—Working Capital.”

Years ended December 31, 2024, 2023 and 2022

For purposes of these sections, the fiscal years ended December 31, 2024, 2023 and 2022 are referred to as “2024,” “2023” and “2022,” respectively.

Our results of operations are determined in accordance with IFRS Accounting Standards as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities distributed among the companies in the Group. For further information about our main products and services, see “Item 4—The Business—Main Products and Services”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors”. Additional information regarding trends expected to influence our results of operations is analyzed below under “Trend Information”.

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

Economic activity in Argentina contracted throughout 2024. The GDP decreased by 5.2% in the first quarter, 1.7% in the second quarter, and 2.1% in the third quarter of 2024, compared to the same quarters of previous years.

In 2024, public spending declined significantly compared to 2023. According to the latest GDP estimates, it was recorded a primary surplus of 1.8% of GDP and a financial surplus of 0.3% of GDP. This fiscal surplus resulted from measures implemented by the new administration to streamline public sector accounts, reduce monetary issuance, and lower inflation. As of December 31, 2024, the Argentine Peso depreciated by 27.7% against the U.S. dollar compared to December 31, 2023, while inflation reached 117.8%.

In 2024, the trade balance recorded a surplus of US$18,899 million. Argentina’s exports totaled US$79,721 million, reflecting a 19.4% increase, while imports amounted to US$60,822 million, representing a 17.5% decrease.

Regarding external debt, following the restructuring of Argentina’s foreign-currency denominated debt in 2020 (including foreign-law governed debt and bonds governed by Argentine law), the Argentine government reached an agreement with the IMF on a new program. On January 28, 2022, the IMF and the Argentine government reached an understanding on certain key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. During March 2022, the Senate approved the agreement between Argentina and the IMF. As of June 13, 2024, the IMF Executive Board and the Argentine authorities reached a staff-level agreement on the first to the eighth reviews under the extended fund facility arrangement. The decision of the Executive Board enables disbursements to support the significant efforts of the new Milei administration to restore macroeconomic stability. As of December 31, 2024, Argentina’s country risk stood at 635 points.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information in current Argentine Pesos as of December 31, 2024, for all the periods reported in this Annual Report based on certain price indexes to consider the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.d) to our Consolidated Financial Statements.

The CPI index has registered an increase of 117.8%, 211.4% and 94.8% on a year-over-year comparison for 2024, 2023 and 2022, respectively. See Note 1.d) to our Consolidated Financial Statements.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2024 and must be restated using the annual index of the current year.

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

On December 1, 2022, Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022, may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said computation will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed Assets (except automobiles) during each of the two immediate fiscal periods following the computation of the first third, for an amount greater than or equal to P$30 billion. As the Company has invested over P$30 billion per year in 2023 and 2024 and plans to continue doing so in 2025, it has determined the tax inflation adjustment as of December 31, 2022 and 2023 by imputation, as provided for in Law No. 27,701.

Additionally, the update of the cost of several assets in case of disposal and the update of computable depreciation of Fixed Assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018, based on changes in the CPI was generally established.

Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$893,014 million as of December 31, 2024.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 27.7% against the U.S. dollar during the year ended December 31, 2024 (compared to 356.3% and 72.5% in the years ended December 31, 2023, and 2022, respectively).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Since September 2019, following the economic instability and the significant devaluation of the Argentine Peso that took place after the primary elections, foreign exchange controls and restrictions to the transfer of currency abroad were reinstated. The previous Fernández administration sought to prevent additional demand for foreign currency by maintaining and reinforcing exchange controls (i.e., the imposition of higher taxes on the acquisition of foreign currency, among others). In response to these measures, several parallel U.S. dollar trading markets developed in which the Argentine Peso-U.S. dollar exchange rate differ substantially from the official Argentine Peso-U.S. dollar exchange rate.

The Milei administration has stated its intention to implement policies aimed at modifying Argentina’s macroeconomic conditions. In this regard, the BCRA announced the transition to a new macroeconomic stability framework, establishing a 2% monthly sliding path of the official exchange rate (this rate was adjusted to 1% during 2025). Additionally, the Relevamiento de Expectativas de Mercado (“REM”), published by the BCRA on February 6, 2024, estimated an annual inflation of 227 % for the year 2024. However, the effective inflation rate for 2024 was 117.8%. According to the REM, inflation for 2025 is projected to be approximately 25%.

See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

The majority of our revenues are in Pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the Peso and the U.S. dollar and other major foreign currencies. In addition, any devaluation of the Peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs. Additionally, any significant devaluation of the Peso will result in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina— Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

	Average(1)	End of Period
Year Ended December 31, 2022	130.87	177.16
Year Ended December 31, 2023	295.29	808.45
Year Ended December 31, 2024	916.17	1,032.00
February 2025 (through February 24, 2025)	—	1,061.00
(1)	Yearly data reflect average of month-end rates.

Source: Banco de la Nación Argentina

Internal Growth

A monthly operational measure used in our services is ARPU, which we calculate by dividing adjusted total service revenues by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the customer base of our services.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows certain information regarding calculation of ARPU as of the dates specified:

	2024	2023	2022
Number of fixed telephony services lines (millions) (1)	2.7	3.2	3.2
Number IP fixed telephony services lines (millions)	1.9	1.5	1.1
ARPU in Argentina (in P$/month) (national + international) (2)	9,053.4	9,157.2	9,789.9
Internet access (millions)	4.3	4.4	4.4
Argentina’s customers (millions)	4.0	4.1	4.1
Núcleo’s customers (millions)	0.3	0.3	0.3
ARPU Internet in Argentina (in P$/month) (2)	20,418.6	18,883.6	20,699.3
Mobile telephony services lines (millions)	24.2	23.3	22.4
Argentina’s customers (millions)	21.6	21.0	20.2
ARPU Mobile in Argentina (in P$/month) (2)	5,960.0	6,655.1	7,477.1
MBOU Mobile in Argentina (in Mb per user/month)	6,557.9	5,754.7	5,185.2
Núcleo’s customers (millions)	2.6	2.3	2.2
ARPU Núcleo’s (in P$/month) (3)	4,954.0	5,825.4	6,057.7
MBOU Núcleo (in Mb per user/month)	8,236.0	8,788.6	8,763.8
Cable TV customers (million)	3.4	3.4	3.5
Argentina’s customers (millions)	3.2	3.1	3.3
Núcleo’s customers (millions)	0.1	0.2	0.1
Uruguay’s customers (millions)	0.1	0.1	0.1
ARPU Cable TV in Argentina (in P$/month) (2)	13,792.3	18,708.5	20,390.7
Fintech Services users (million)	4.6	2.0	—
Argentina’s users (millions)	3.6	2.0	—
Paraguay’s users (millions)	1.0	—	—

(1)Includes lines customers own usage, public telephony, Integrated Services Digital Network (“ISDN”) channels and Fibertel IP lines.

(2)	Includes restatement in current currency as of December 31, 2024, for further information please see “—Years ended December 31, 2024, 2023 and 2022-Consolidated Results of Operations below”
(3)	Includes P$1,010.6, P$4,473.2 and P$5,437.2 related to the restatement in current currency as of December 31, 2024, for the years ended December 31, 2024, 2023 and 2022, respectively.

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

In this context, the Company requested a precautionary measure to suspend the application of the aforementioned ENACOM regulations and Decree No. 690/20 which was in force during 2022, 2023 and 2024, until Decree No. 690/20 was considered unconstitutional and nullified during October 2024.

For more information on Decree No. 690/20 and its regulating resolutions, see “Item 4 —Regulatory Authorities and Framework— Decree No. 690/20 - Amendment to the LAD - Controversy”.

The impact of the service price adjustments on our results of operations is particularly relevant as a result of inflationary pressures on our cost structure. If we are unable to adjust the prices of the services we provide based on inflation rates, our results of operations will be adversely affected.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Competition

The fixed and mobile telephony, cable television and internet businesses are competitive. We need to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and remain competitive with respect to the quality of our services. For more information, see “Item 4- The Business- Main Products and Services”.

Technology Developments and Capital Expenditures

Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in the mobile business. Growth in the telephony as well as cable television services businesses at present is being affected by the expansion of Broadband for individuals and corporations and our continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the combination of products made available to customers.

In internet services, we must constantly upgrade our access to technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide customers with new and better services, Telecom must enhance its mobile networks extending 4G/4G+ technology and bandwidth for mobile data transmission. Moreover, Telecom is developing an LTE infrastructure expeditiously, in response to regulatory requirements and development in the market for mobile services. For more information regarding our LTE infrastructure developments, please see “Item 4—The Business—Mobile Telecommunications Services—Network and Equipment” and “Item 5—Liquidity and Capital Resources—Capital Expenditures.” We are continuing with the deployment and expansion of 5G technology that will allow us to expand our product portfolio and meet market demands in the future.

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

Tax pressures and litigation

Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and are generally contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that current laws and regulations applicable to the economy generally or specifically to the telecommunications industry will not become more burdensome, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A)	Consolidated Results of Operations

For 2024, we reported a net income of P$1,033,252 million, compared to a net loss of P$543,727 million in 2023 and a net loss of P$1,394,512 million in 2022. Net income for 2024 increased by P$1,576,979 million compared to 2023, while the net loss for 2023 decreased by P$850,785 million compared to 2022.

Consolidated revenues in 2024 amounted to P$4,137,596 million as compared to P$4,483,972 million in 2023. The decrease of P$346,376 million in 2024 (a 7.7% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 117.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices. The decrease of P$460,847 million in 2023 (a 9.3% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

In 2024, operating costs (including depreciation, amortization and impairment of Fixed Assets) amounted to P$4,284,063 million, representing a decrease of P$472,255 million, or 9.9% as compared to 2023. The decrease in operating costs in 2024 was mainly due to lower Depreciation, amortization and impairment of Fixed Assets costs. In 2023, operating costs (including depreciation, amortization and impairment of Fixed Assets) amounted to P$4,756,318 million, representing a decrease of P$2,188,592 million, or 31.5% as compared to 2022. The decrease in operating costs in 2023 was mainly due to the Goodwill impairment recognized during the year 2022 of P$1,654,398 million. For additional information regarding the impairment of Goodwill, see Note 3.u.1) to our Consolidated Financial Statements.

Telecom carries out its activities in Argentina and abroad (Paraguay, Uruguay, the United States and Chile). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information from Telecom Argentina and its ICT services subsidiaries (in currency of the transaction’s dates) treating all operations as a single segment. Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Since operations of Fintech Services and abroad are not material, the explanations set forth below reflect mainly developments and information attributable to our ICT services in Argentina.

(A.1) 2024 Compared to 2023

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Revenues	4,137,596	4,483,972	(7.7)	(346,376)
Operating costs (without depreciation, amortization and impairment of Fixed Assets)	(2,972,719)	(3,222,258)	(7.7)	249,539
Depreciation, amortization and impairment of Fixed Assets	(1,311,344)	(1,534,060)	(14.5)	222,716
Operating loss	(146,467)	(272,346)	(46.2)	125,879
Losses from associates and joint ventures	(11,474)	(4,111)	n/a	(7,363)
Financial results from borrowings	1,455,571	(1,381,290)	n/a	2,836,861
Other financial results, net	144,776	377,419	(61.6)	(232,643)
Income tax (loss) benefit	(409,154)	736,601	n/a	(1,145,755)
Net income (loss)	1,033,252	(543,727)	n/a	1,576,979

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	1,012,404	(561,242)	n/a	1,573,646
Non-controlling interest	20,848	17,515	19.0	3,333

Adjusted EBITDA(1)	1,164,877	1,261,714	(7.7)	(96,837)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of Adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

In 2024, net income amounted to P$1,033,252 million, representing 25% of consolidated revenues. The increase in net income in 2024 compared to 2023 was mainly due to an increase in positive financial results of P$2,604,218 million, partially offset by an increase in income tax loss of P$1,145,755 million.

In 2024, Adjusted EBITDA totaled P$1,164,877 million, representing 28.2% of consolidated revenues. The decrease in 2024 compared to 2023 was mainly due to a decrease in consolidated revenues of P$346,376 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$249,539 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Revenues

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Mobile Services	1,679,334	1,806,462	(7.0)	(127,128)
Internet Services	1,057,015	979,727	7.9	77,288
Cable Television Services	600,134	791,281	(24.2)	(191,147)
Fixed and Data Services	501,206	531,363	(5.7)	(30,157)
Other services revenues	46,369	41,593	11.5	4,776
Services Revenues	3,884,058	4,150,426	(6.4)	(266,368)
Equipment revenues	253,538	333,546	(24.0)	(80,008)
Revenues	4,137,596	4,483,972	(7.7)	(346,376)

During 2024, total consolidated revenues decreased by 7.7%, amounting to P$4,137,596 million compared to P$4,438,972 million in 2023.

Despite increased demand for services, consolidated revenues decreased mainly due to the 117.8% inflation rate over the past twelve months, as the Company and other competitors in the ICT industry did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$3,884,058 million in 2024, decreasing 6.4% as compared to P$4,150,426 million in 2023 and represented 93.9% of consolidated revenues. Equipment revenues amounted to P$253,538 million in 2024 as compared to P$333,546 million in 2023 and represented 6.1% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2024, increased consolidated revenues by P$723,877 million and P$3,354,142 million in 2024 and 2023, respectively.

Consolidated revenues for 2024 and 2023 are comprised as follows:

Mobile Services

Mobile services revenues in 2024 amounted to P$1,679,334 million (a decrease of P$127,128 million or 7.0% as compared to 2023), being the principal contributor to our total services revenues for 2024 (43.2% of consolidated services revenues in 2024 as compared to 43.5% in 2023). Mobile internet services revenues represented 95% of the mobile services revenues as of December 31, 2024 and 2023.

The effect generated by the restatement in current currency as of December 31, 2024, included in Mobile services revenues amounted to P$293,622 million and P$1,351,841 million in 2024 and 2023, respectively.

Mobile services revenues in Argentina amounted to P$1,534,634 million (a decrease of P$126,996 million as compared to 2023). This decrease was mainly due to a 10.4% decrease in the ARPU, partially offset by a 3.0% increase in the number of customers.

Personal’s ARPU amounted to P$5,960.0 as of December 31, 2024 (compared to P$6,655.1 as of December 31, 2023). This decrease was mainly explained by the fact that, as a consequence of the 117.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounted to P$1,026.0 and P$4,981.4 as of December 31, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in customers of prepaid services of 4.2% (which have a lower ARPU than postpaid customers).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Personal’s mobile customers amounted to 21.6 million and 21.0 million as of December 31, 2024, and 2023, respectively. Out of the total mobile customers as of December 31, 2024, 62% were prepaid customers and 38% were postpaid customers, whereas as of December 31, 2023, 61% were prepaid customers and 39% were postpaid customers. During 2024, we observed a change in customer behavior, resulting in an increase of 4.2% in prepaid services customers and 0.9% in the postpaid services customers. Additionally, the average churn rate per month amounted to 1.4% in 2024 (compared to a 1.8% average in 2023).

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others— (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,	Year ended December 31,
	2024	2023

	(P$ million)
Total Mobile service revenues	1,534,634	1,661,630
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(12,558)	(13,737)
Adjusted total service revenues included in the ARPU calculation	1,522,076	1,647,893
Average number of customers during the year (millions)	21.3	20.6

Mobile services revenues generated in Paraguay amounted to P$144,700 million in 2024 (compared to P$144,832 million in 2023, representing a 0.1% decrease). This variation was mainly due to the decrease in Núcleo’s ARPU of 15.0%, partially offset by an increase of a 10.6% in the customer base.

Núcleo’s ARPU amounted to P$4,954.0 as of December 31, 2024 (compared to P$5,825.4 as of December 31, 2023). The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition.

Núcleo’s customer amounted to 2.6 million and 2.3 million as of December 31, 2024, and 2023, respectively. Out of the total mobile customers as of December 31, 2023, 73% were prepaid customers and 27% were postpaid customers, whereas as of December 31, 2023, 76% were prepaid customers, and 24% were postpaid customers. Additionally, the average churn rate per month amounted to 2.7% and 2.9% in 2024 and 2023, respectively.

Internet Services

Internet services revenues amounted to P$1,057,015 million in 2024 (equivalent to 27.2% of total consolidated services revenues), increasing P$77,288 million or 7.9% as compared to P$979,727 million in 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in internet services revenues amounted to P$182,506 million and P$730,225 million in 2024 and 2023, respectively.

The increase in internet services revenues in 2024 was mainly due to the increase in the Broadband Internet access ARPU of 8.1%.

The ARPU reached P$20,418.6 in 2024 as compared to P$18,883.6 in 2023. This increase in ARPU is mainly explained by the fact we granted less discounts to customers in these services. The effect generated by the restatement in current currency as of December 31, 2024, included in ARPU amounted to P$3,492.4 and P$14,058.2 as of December 31, 2024 and 2023, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The customer base remained stable, which was a product of the Company’s efforts to maintain the customer base, considering the intense competition. Additionally, the churn rate per month amounted to 1.8% in 2024 and 2023.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,	Year ended December 31,
	2024	2023

	(P$ million)
Total Internet service revenues	996,533	926,525
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	996,533	926,525
Average number of customers during the year (millions)	4.0	4.1

Cable Television Services

Cable television service revenues amounted to P$600,134 million in 2024 (equivalent to 15.5% of total consolidated services revenues), decreasing P$191,147 million or 24.2% as compared to revenues in 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in cable television services revenues amounted to P$104,811 million and P$595,347 million in 2024 and 2023, respectively.

The decrease in cable television service revenues in 2024 was mainly due to the decrease in ARPU, a 26.3% decrease compared to 2023, partially offset by a 1.9% increase in the customer base compared to 2023.

The ARPU amounted to P$13,792.3 as of December 31, 2024, compared to an ARPU of P$18,708.5 as of December 31, 2023. The decreased is mainly explained since inflation during 2024 amounted to 117.8%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounts to P$2,393.8 and P$14,089.3 as of December 31, 2024 and 2023, respectively). Additionally, greater commercial discounts have been applied as part of the customer retention strategy.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

As of December 31, 2024, the customer base in Argentina amounted to 3.2 million customers, increasing a 2.0% compared to 2023, leveraged by Flow Full and Flow Flex products, where from the third quarter of 2024, Flow Flex, began to be marketed as main product. Out of the total customers as of December 31, 2024, 1.5 million were Flow’s customer base and 1.1 million were Premium Package’s customer base, whereas as of December 31, 2023, 1.4 million were Flow’s customer base and 1.2 were Premium Package’s customer base. Additionally, the average churn rate per month amounted to 2.1% and 1.8% in 2024 and 2023, respectively.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,	Year ended December 31,
	2024	2023

	(P$ million)
Total Cable television service revenues	521,521	711,765
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(571)	(1,928)
Adjusted total service revenues included in the ARPU calculation	520,950	709,837
Average number of customers during the year (millions)	3.2	3.1

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$501,206 million in 2024 (representing 12.9% of our total consolidated services revenues) decreasing P$30,157 million or 5.7% as compared to P$531,363 million in 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in fixed and data services revenues amounted to P$94,369 million and P$396,300 million in 2024 and 2023, respectively.

The decrease in fixed and data services in 2024 was mainly due to a decrease in ARPU, decreasing 1.1% as compared to 2023, and a decrease in the customer base of 7.6% compared to 2023, partially offset by the appreciation of data service subscriptions that are agreed in U.S. dollars.

The ARPU of fixed telephony services in Argentina decreased to P$9,053.4 in 2024 from P$9,157.2 in 2023. This decrease is mainly explained because, as a consequence of the 117.8% inflation in Argentina during 2024 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounts to P$1,736.6 and P$7,068.9 as of December 31, 2024 and 2023, respectively).

The customer base of fixed telephony services amounted to 2.7 million (of which 1.9 million are IP fixed telephony service base) in 2024, compared to 2.9 million in 2023. The customer base decreased mainly due to changes in the consumption behaviour of customers.

Other services revenues

Other services revenues generated by other services amounted to $46,369 million in 2024, increasing $4,776 million or 11.5% compared to 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in other services revenues amounted to $7,380 million and $30,724 million in 2024 and 2023, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

These services include mainly revenues related to Fintech Services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The increase in other services revenue in 2024 was mainly due to the increase in Fintech Services in Argentina, principally due to the growth in the use of the “Personal Pay” digital wallet and the increase in the number of users, which amounted to 3.6 million and 2.0 million in 2024 and 2023, respectively.

Equipment

Equipment revenues amounted to P$253,538 million in 2024 (representing 6.1% of our total consolidated revenues) decreasing P$80,008 million or 24.0% as compared to 2023.

The effect generated by the restatement in current currency as of December 31, 2024, included in equipment revenues amounted to P$41,189 million and P$249,705 million in 2024 and 2023, respectively.

The decrease was mainly due to a lower number of handsets sold compared to 2023 (14%).

Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(1,023,755)	(1,120,311)	(8.6)	96,556
Interconnection and transmission costs	(118,525)	(132,385)	(10.5)	13,860
Fees for services, maintenance, materials and supplies	(550,457)	(563,391)	(2.3)	12,934
Taxes and fees with the Regulatory Authority	(325,622)	(344,478)	(5.5)	18,856
Commissions and advertising	(232,226)	(262,627)	(11.6)	30,401
Cost of equipment	(197,049)	(241,887)	(18.5)	44,838
Programming and content costs	(239,016)	(252,980)	(5.5)	13,964
Bad debt expenses	(85,217)	(97,236)	(12.4)	12,019
Other operating expenses	(200,852)	(206,963)	(3.0)	6,111
Total operating costs (without depreciation, amortization and impairment of Fixed Assets)	(2,972,719)	(3,222,258)	(7.7)	249,539

Total operating costs (without depreciation, amortization and impairment of Fixed Assets) decreased P$249,539 million or 7.7% in 2024, amounting to P$2,972,719 million, as compared to 2023.

Despite being in a context in which year-on-year inflation was 117.8%, the Company has managed to make its operating costs more efficient and achieve a reduction.

The effect generated by the restatement in current currency as of December 31, 2024, included in operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to P$573,197 million and P$2,420,777 million in 2024 and 2023, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$96,556 million to P$1,023,755 million in 2024 as compared to P$1,120,311 million in 2023. The decrease was mainly due to a reduction in headcount of 6.0%, amounting to 19,987 employees as of December 31, 2024, and, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and for non-unionized employees, together with related social security charges and an increase in severance payments.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2024, included in Employee benefit expenses and severance payments amounted to P$175,330 million and P$831,431 million in 2024 and 2023, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for Roaming and cost of international outbound calls and lease of circuits) decreased P$13,860 million or 10.5%, amounting to P$118,525 million in 2024 as compared to P$132,385 million in 2023, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and partially offset by increases in the foreign exchange rate in relation to fixed services denominated in U.S. dollars.

The effect generated by the restatement in current currency as of December 31, 2024, included in Interconnection and transmission costs amounted to P$23,971 million and P$98,496 million in 2024 and 2023, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$12,934 million or 2.3%, amounting to P$550,457 million in 2024 as compared to P$563,391 million in 2023. The variation is mainly explained by the efficiency and management of resources through which fees for services decreased by P$29,192 million compared to 2023 partially offset by higher costs of maintenance and materials for P$15,468 million compared to 2023.

The effect generated by the restatement in current currency as of December 31, 2024, included in Fees for services, maintenance, materials and supplies amounted to P$125,857 million and P$423,183 million in 2024 and 2023, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$18,856 million or 5.5%, amounting to P$325,622 million in 2024 as compared to P$344,478 million in 2023. The decrease was mainly due to the decrease in sales in 2024. Taxes and fees with the Regulatory Authority represent a 7.9% and 7.7% of total revenues in 2024 and 2023, respectively.

The effect generated by the restatement in current currency as of December 31, 2024, included in Taxes and fees with the Regulatory Authority amounted to P$56,172 million and P$257,919 million in 2024 and 2023, respectively.

Commissions and advertising

Commissions and advertising decreased P$30,401 million or 11.6%, amounting to P$232,226 million in 2024, as compared to P$262,627 million in 2023. The decrease is mainly due to lower charges for agent commissions and collection commissions partially offset by advertising costs related to Flow and Personal Play campaigns.

The effect generated by the restatement in current currency as of December 31, 2024, included in Commissions and advertising amounted to P$38,506 million and P$197,408 million in 2024 and 2023, respectively.

Cost of equipment

Cost of equipment decreased P$44,838 million or 18.5%, amounting to P$197,049 million in 2024 as compared to P$241,887 million in 2023. The variation is mainly due to a decrease in handsets sold of 14%.

The effect generated by the restatement in current currency as of December 31, 2024, included in Cost of equipment amounted to P$59,933 million and P$190,343 million in 2024 and 2023, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Programming and content costs

Programming and content costs decreased by P$13,964 million or 5.5%, amounting to P$239,016 million in 2024 as compared to P$252,980 million in 2023. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of December 31, 2024, included in Programming and content costs amounted to P$41,024 million and P$189,131 million in 2024 and 2023, respectively.

Bad debt expenses

Bad debt expenses decreased P$12,019 million, amounting to P$85,217 million in 2024, representing 2.1% and 2.2% of the revenues in 2024 and 2023, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of December 31, 2024, included in Bad debt expenses amounted to P$15,843 million and P$74,073 million in 2024 and 2023, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$6,111 million to P$200,852 million in 2024 as compared to P$206,963 million in 2023. The decrease is mainly due to lower charges in legal claims and contingent liabilities and postage, freight and travel expenses, partially offset by higher costs of energy, insurances and rentals.

The effect generated by the restatement in current currency as of December 31, 2024, included in Other operating expenses amounts to P$36,561 million and P$158,793 million in 2024 and 2023, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income (loss), less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Net income (loss)	1,033,252	(543,727)	n/a	1,576,979
Income tax loss (benefit)	409,154	(736,601)	n/a	1,145,755
Other financial results, net	(144,776)	(377,419)	(61.6)	232,643
Financial results from borrowings	(1,455,571)	1,381,290	n/a	(2,836,861)
Losses from associates and joint ventures	11,474	4,111	n/a	7,363
Operating loss	(146,467)	(272,346)	(46.2)	125,879
Depreciation, amortization and impairment of Fixed Assets	1,311,344	1,534,060	14.5	(222,716)
Adjusted EBITDA	1,164,877	1,261,714	(7.7)	(96,837)

Our consolidated Adjusted EBITDA amounted to P$1,164,877 million in 2024, representing a decrease of P$96,837 million or 7.7% as compared to P$1,261,714 million in 2023. Adjusted EBITDA represented 28.2% and 28.1% of our total consolidated revenues in 2024 and 2023, respectively.

Depreciation, Amortization and Impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets decreased P$222,716 million, amounting to P$1,311,344 million in 2024 as compared to P$1,534,060 million in 2023.

The variation is due to the effect of those assets that ended their useful life after December 31, 2023, partially offset by the impact of the amortization of the capital expenditures subsequent to that same date, which, in turn, decreased compared to last year.

The effect generated by the restatement in current currency as of December 31, 2024, included in Depreciation, amortization and impairment of Fixed Assets amounted to P$1,085,604 million and P$1,435,764 million in 2024 and 2023, respectively.

Operating loss

In 2024, our consolidated operating loss amounted to P$146,467 million, representing a decrease of P$125,879 million as compared to 2023. Operating loss represented (3.5)% and (6.1)% of consolidated revenues in 2024 and 2023, respectively.

	Year ended December 31,		% of Change
	2024	2023	2024-2022
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA (1)	1,164,877	1,261,714	(7.7)
As % of revenues	28.2	28.1
Depreciation, amortization and impairment of Fixed Assets	(1,311,344)	(1,534,060)	(14.5)
As % of revenues	(31.7)	(34.2)
Operating loss	(146,467)	(272,346)	(46.2)
As % of revenues	(3.5)	(6.1)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Financial Results, Net

	Year ended December 31,		Total change
	2024	2023	$	%
Interests on borrowings	(132,146)	(127,344)	(4,802)	3.8
Remeasurement in borrowings	(102,728)	108,438	(211,166)	n/a
Foreign currency exchange gains (losses) on borrowings	1,687,816	(1,360,644)	3,048,460	n/a
Borrowings renegotiation results and repurchase Notes	2,629	(1,740)	4,369	n/a
Total financial results from borrowings	1,455,571	(1,381,290)	2,836,861	n/a
Other foreign currency exchange gains (losses)	187,639	(130,191)	317,830	n/a
Fair value gains / (losses) on financial assets at fair value through profit or loss	(45,400)	140,072	(185,472)	n/a
Other interests, net	24,298	33,601	(9,303)	(27.7)
RECPAM	129,236	409,001	(279,765)	(68.4)
Other	(150,997)	(75,064)	(75,933)	n/a
Total other financial results, net	144,776	377,419	(232,643)	(61.6)
Total financial results, net	1,600,347	(1,003,871)	2,604,218	n/a

We incurred financial gains, net of P$1,600,347 million in 2024, as compared to financial loss, net of P$1,003,871 million in 2023. Financial Results, net in 2024 mainly include gain generated by (i) foreign exchange differences measured in real terms of P$1,875,455 million as a result of the U.S. dollar appreciating 27.7% against the Argentine Peso compared to a 117.8% inflation (compared to a loss of P$1,490,835 million in 2023 and 356.3% devaluation of the Argentine Peso against the U.S. dollar compared to a 211.4% inflation in 2023) and (ii) the effect generated by the restatement in current currency, which amounted to a gain of P$129,236 million (compared to P$409,001 million in 2023). These gains were partially offset by losses generated by (i) interest on borrowings measured in real terms of P$132,146 million (compared to P$127,344 million in 2023), (ii) remeasurement in borrowings of P$102,728 million (compared to a gain of P$108,438 million in 2023), (iii) other financial results of P$66,948 million (compared to P$35,901 million in 2023), and (iv) fair value losses on financial assets at fair value through profit or loss of P$45,400 million (compared to a gain of P$140,072 million in 2023). Other financial results include the effect of PAIS tax of P$57,122 million in 2024.

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

Income tax amounted to a loss of P$409,154 million in 2024 as compared to a gain of P$736,601 million in 2023. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax loss in fiscal year 2024 amounting to P$10,904 million and tax loss in fiscal year 2023 amounting to P$6,313 million, and (ii) regarding the deferred tax, in 2024 Telecom recorded a deferred tax loss of P$398,250 million compared to a deferred tax gain of P$742,914 million in 2023.

For more information on income tax, see Notes 3 and 15 to our Consolidated Financial Statements.

Net income (loss)

Telecom Argentina recorded a net income of P$1,033,252 million in 2024 as compared to a net loss of P$543,727 million for 2023 and represents 25% of consolidated revenues as compared to (12.1)% in 2023. The increase in the net income was mainly due to the income before income tax of P$1,442,406 million, partially offset by the income tax loss amounting to P$409,154 million.

Net income attributable to controlling shareholders amounted to P$1,012,404 million in 2024 as compared to a net loss of P$561,242 million in 2023.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2023 Compared to 2022

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Revenues	4,483,972	4,944,819	(9.3)	(460,847)
Operating costs (without depreciation, amortization and impairment of Fixed Assets)	(3,222,258)	(3,585,978)	(10.1)	363,720
Depreciation, amortization and impairment of Fixed Assets	(1,534,060)	(3,358,932)	(54.3)	1,824,872
Operating loss	(272,346)	(2,000,091)	(86.4)	1,727,745
Earnings (losses) from associates and joint ventures	(4,111)	5,553	n/a	(9,664)
Financial results from borrowings	(1,381,290)	201,704	n/a	(1,582,994)
Other financial results, net	377,419	218,589	72.7	158,830
Income tax benefit	736,601	179,733	n/a	556,868
Net loss	(543,727)	(1,394,512)	(61.0)	850,785

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	(561,242)	(1,409,383)	(60.2)	848,141
Non-controlling interest	17,515	14,871	17.8	2,644

Adjusted EBITDA (1)	1,261,714	1,358,841	(7.1)	(97,127)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of Adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

In 2023, net loss amounted to P$543,727 million, representing (12.1%) of consolidated revenues. The decrease in 2023 compared to 2022 was mainly due to a decrease in depreciation, amortization and impairment of Fixed Assets of P$1,824,872 million (mainly due to the Goodwill impairment recognized during the year 2022 of P$1,653,965 million), and an increase in income tax benefit of P$556,868 million, which were partially offset by an increase in financial results of P$1,424,164 million and a decrease in consolidated revenues of P$460,847 million.

In 2023, Adjusted EBITDA totaled P$1,261,714 million, representing 28.1% of consolidated revenues. The decrease in 2023 compared to 2022 was mainly due to a decrease in consolidated revenues of P$460,847 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$363,720 million.

Revenues

	Year ended
	December 31,
	2023	2022	Total Change

	(P$million)%			(P$million)
Mobile Services	1,806,462	1,987,687	(9.1)	(181,225)
Internet Services	979,727	1,096,812	(10.7)	(117,085)
Cable Television Services	791,281	887,702	(10.9)	(96,421)
Fixed and Data Services	531,363	603,693	(12.0)	(72,330)
Other services revenues	41,593	39,211	6.1	2,382
Services Revenues	4,150,426	4,615,105	(10.1)	(464,679)
Equipment revenues	333,546	329,714	1.2	3,832
Revenues	4,483,972	4,944,819	(9.3)	(460,847)

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

During 2023, total consolidated revenues decreased by 9.3% amounting to P$4,483,972 million as compared to P$4,944,819 million in 2022.

Despite the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$4,150,426 million in 2023, decreasing 10.1% as compared to P$4,615,105 million in 2022 and represented 92.6% of consolidated revenues. Equipment revenues amounted to P$333,546 million in 2023 as compared to P$329,714 million in 2022, and represented 7.4% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2024, increased consolidated revenues by P$3,354,142 million and P$ 4,406,111 million in 2023 and 2022, respectively.

Consolidated revenues for 2023 and 2022 are comprised as follows:

Mobile Services

Mobile services revenues in 2023 amounted to P$1,806,462 million (a decrease of P$181,225 million or 9.1% as compared to 2022), being the principal contributor to our total services revenues for 2023 (43.5% of consolidated services revenues in 2023 as compared to 43.1% in 2022). Mobile internet services revenues represented 92% and 86% of the mobile services revenues as of December 31, 2023 and 2022, respectively.

The effect generated by the restatement in current currency as of December 31, 2024, included in Mobile services revenues amounted to P$1,351,841 million and P$1,770,524 million in 2023 and 2022, respectively.

Mobile services revenues in Argentina amounted to P$1,661,630 million (a decrease of P$156,001 million as compared to 2022). This decrease was mainly due to an 11.0% decrease in the ARPU, partially offset by a 3.8% increase in the number of customers.

Personal’s ARPU amounted to P$6,655.1 as of December 31, 2023 (compared to P$7,477.1 as of December 31, 2022). This decrease was mainly explained by the fact that, as a consequence of the 211.4% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounted to P$4,981.4 and P$6,657.0 as of December 31, 2023 and 2022, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

Personal’s mobile customers amounted to 21.0 million and 20.2 million as of December 31, 2023 and 2022, respectively. Out of the total mobile customers as of December 31, 2023, 61% were prepaid customers and 39% were postpaid customers, whereas as of December 31, 2022, 57% were prepaid customers and 43% were postpaid customers. During 2023, we observed a change in customer behavior, resulting in an increase of 11.2% in prepaid services customers and a decrease of 6.1% in the postpaid services customers. This decrease is mainly due to the challenging economic situation in Argentina, Additionally, the average churn rate per month amounted to 1.8% in 2023 (compared to a 2.3% average in 2022).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others— (divided by 12 months) by the average number of customers during the period, ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2023 and 2022:

	Year ended December 31,	Year ended December 31,
	2023	2022

	(P$million)
Total Mobile service revenues	1,661,630	1,817,631
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(13,737)	(14,540)
Adjusted total service revenues included in the ARPU calculation	1,647,893	1,803,091
Average number of customers during the year (millions)	20.6	20.1

Mobile services revenues generated in Paraguay amounted to P$144,832 million in 2023 (compared to P$170,056 million in 2022, representing a 14.8% decrease). The decrease was mainly due to the 3.8% decrease in Núcleo’s ARPU.

Núcleo’s ARPU amounted to P$5,825.4 as of December 31, 2023 (compared to P$6,057.7 as of December 31, 2022), representing a 3.8% decrease. The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition.

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

Internet Services

Internet services revenues amounted to P$979,727 million in 2023 (equivalent to 23.6% of total consolidated services revenues), decreasing P$117,085 million or 10.7% as compared to P$1,096,812 million in 2022. The effect generated by the restatement in current currency as of December 31, 2024, included in internet services revenues amounted to P$730,225 million and P$977,759 million in 2023 and 2022, respectively.

The decrease in internet services revenues in 2023 was mainly due to the decrease in the Broadband Internet access ARPU of 8.8%.

The ARPU reached P$18,883.6 in 2023 as compared to P$20,699.3 in 2022. This decrease in ARPU is mainly explained by the fact that, as a consequence of the 211.4% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounted to P$14,058.2 and P$18,445.2 as of December 31, 2023 and 2022, respectively).

The customer base remained stable, amounting to 4.1 million in both 2023 and 2022, which was a product of the Company’s efforts to maintain the customer base, considering the intense competition. Additionally, the churn rate per month amounted to 1.8% and 1.6% in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In connection with initiatives to continue developing the experience of fixed internet service customers, towards the end of 2022, Personal doubled the internet speed to all its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

As a consequence, customers with a service of 100 Mb or higher as of December 31, 2023, amounted to 3.5 million, an increase of 6.1% compared to 2022. As of December 31, 2023, these customers represented 85% of our total customer base, whereas as of December 31, 2022, they represented 79%.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2023 and 2022:

	Year ended December 31,	Year ended December 31,
	2023	2022

	(P$million)
Total Internet service revenues	926,525	1,048,874
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	926,525	1,048,874
Average number of customers during the year (millions)	4.1	4.2

Cable Television Services

Cable television service revenues amounted to P$791,281 million in 2023 (equivalent to 19.1% of total consolidated services revenues), decreasing P$96,421 million or 10.9% as compared to revenues in 2022. The effect generated by the restatement in current currency as of December 31, 2024, included in cable television services revenues amounted to P$595,347 million and P$791,142 million in 2023 and 2022, respectively.

The decrease in cable television service revenues in 2023 was mainly due to the decrease in ARPU, an 8.2% decrease compared to 2022, and a 3.5% decrease in the customer base compared to 2022.

The ARPU amounted to P$18,708.5 as of December 31, 2023, compared to an ARPU of P$20,390.7 as of December 31, 2022. The decreased is mainly explained since inflation during 2023 amounted to 211.4%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounts to P$14,089.3 and P$18,185.4 as of December 31, 2023 and 2022, respectively). Additionally, the economic situation in Argentina changed our customers’ consumption trends.

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

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2023 and 2022:

	Year ended December 31,	Year ended December 31,
	2023	2022

	(P$million)
Total Cable television service revenues	711,765	1,048,874
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(1,928)	-
Adjusted total service revenues included in the ARPU calculation	709,837	1,048,874
Average number of customers during the year (millions)	3.2	4.2

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$531,363 million in 2023 (representing 12.8% of our total consolidated services revenues) decreasing P$72,330 million or 12.0% as compared to P$603,693 million in 2022. The effect generated by the restatement in current currency as of December 31, 2024, included in fixed and data services revenues amounted to P$396,300 million and P$538,389 million in 2023 and 2022, respectively.

The decrease in fixed and data services in 2023 was mainly due to a decrease in ARPU, decreasing 6.5% as compared to 2022, and a decrease in the customer base of 4.0% compared to 2022.

The ARPU of fixed telephony services in Argentina decreased to P$9,157.2 in 2023 from P$9,798.9 in 2022. This decrease is mainly explained because, as a consequence of the 211.4% inflation in Argentina during 2023 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2024 included in ARPU amounts to P$7,068.9 and P$8,795.3 as of December 31, 2023 and 2022, respectively).

The customer base of fixed telephony services amounted to 2.9 million in 2023, compared to 3.0 million in 2022. The customer base decreased mainly due to changes in consumption behavior of customers.

Equipment

Equipment revenues amounted to P$333,546 million in 2023 (representing 7.4% of our total consolidated revenues) increasing P$3,832 million or 1.2% as compared to 2022.

The effect generated by the restatement in current currency as of December 31, 2024, included in equipment revenues amounted to P$249,705 million and P$293,562 million in 2023 and 2022, respectively.

The increase was mainly due to higher handsets sold as compared to 2022 (13%).

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	Year ended December 31,
	2023	2022	Total Change

	(P$million)%			(P$million)
Employee benefit expenses and severance payments	(1,120,311)	(1,238,705)	(9.6)	118,394
Interconnection and transmission costs	(132,385)	(152,276)	(13.1)	19,891
Fees for services, maintenance, materials and supplies	(563,391)	(599,849)	(6.1)	36,458
Taxes and fees with the Regulatory Authority	(344,478)	(379,692)	(9.3)	35,214
Commissions and advertising	(262,627)	(299,503)	(12.3)	36,876
Cost of equipment	(241,887)	(234,227)	3.3	(7,660)
Programming and content costs	(252,980)	(310,185)	(18.4)	57,205
Bad debt expenses	(97,236)	(124,382)	(21.8)	27,146
Other operating expenses	(206,963)	(247,159)	(16.3)	40,196
Total operating costs (without depreciation, amortization and impairment of Fixed Assets)	(3,222,258)	(3,585,978)	(10.1)	363,720

Total operating costs (without depreciation, amortization and impairment of Fixed Assets) decreased P$363,720 million in 2023, amounting to P$3,222,258 million, representing a 10.1% decrease as compared to 2022.

Despite being in a context in which year-on-year inflation was 211.4%, the Company has managed to make its operating costs more efficient and achieve a reduction.

The effect generated by the restatement in current currency as of December 31, 2024, included in Operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to P$2,420,777 million and P$3,196,035 million in 2023 and 2022, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$118,394 million to P$1,120,311 million in 2023 as compared to P$1,238,705 million in 2022. The decrease was mainly due to lower severance payments and a reduction in headcount of 2.1%, amounting to 21,262 employees as of December 31, 2023, and, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and for non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of December 31, 2024, included in Employee benefit expenses and severance payments amounted to P$831,431 million and P$1,101,521 million in 2023 and 2022, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$19,891 million, amounting to P$132,385 million in 2023 as compared to P$152,276 million in 2022, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and partially offset by increases in the foreign exchange rate in relation to fixed services denominated in U.S. dollars, which have accelerated since August 2023.

The effect generated by the restatement in current currency as of December 31, 2024, included in Interconnection and transmission costs amounted to P$98,496 million and P$135,657 million in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$36,458 million, or 6.1%, amounting to P$563,391 million in 2023 as compared to P$599,849 million in 2022. The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by P$21,090 compared to 2022 and lower costs of call center fees and other fees for services for P$15,368 compared to 2022.

The effect generated by the restatement in current currency as of December 31, 2024, included in Fees for services, maintenance, materials and supplies amounted to P$423,183 million and P$535,818 million in 2023 and 2022, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$35,214 million or 9.3%, amounting to P$344,478 million in 2023 as compared to P$379,692 million in 2022. The variation was mainly due to the decrease in sales in 2023. Taxes and fees with the Regulatory Authority represent 7.7% of total revenues in 2023 and 2022.

The effect generated by the restatement in current currency as of December 31, 2024, included in Taxes and fees with the Regulatory Authority amounted to P$257,919 million and P$338,342 million in 2023 and 2022, respectively.

Commissions and advertising

Commissions and advertising, decreased P$36,876 million or 12.3%, amounting to P$262,627 million in 2023, as compared to P$299,503 million in 2022. The decrease is mainly due to lower charges for agent commissions, collection commissions and advertising services costs.

The effect generated by the restatement in current currency as of December 31, 2024, included in Commissions and advertising amounted to P$197,408 million and P$266,289 million in 2023 and 2022, respectively.

Cost of equipment

Cost of equipment increased P$7,660 million, amounting to P$241,887 million in 2023 as compared to P$234,227 million for 2022. The variation is mainly due to an increase in equipment sold of 13%.

The effect generated by the restatement in current currency as of December 31, 2024, included in Cost of equipment amounted to P$190,343 million and P$210,874 million in 2023 and 2022, respectively.

Programming and content costs

Programming and content costs decreased by P$57,205 million amounting to P$252,980 million in 2023 as compared to P$310,185 million in 2022. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of December 31, 2024, included in Programming and content costs amounted to P$189,131 million and P$276,458 million in 2023 and 2022, respectively.

Bad debt expenses

Bad debt expenses decreased P$27,146 million, amounting to P$97,236 million for 2023, representing 2.2% and 2.5% of the revenues in 2023 and 2022, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of December 31, 2024, included in Bad debt expenses amounted to P$74,073 million and P$110,887 million in 2023 and 2022, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$40,196 million to P$206,963 million in 2023 as compared to P$247,159 million in 2022. The decrease is mainly due to lower charges in legal claims and contingent liabilities, rentals and internet capacity, energy and other public services, among others.

The effect generated by the restatement in current currency as of December 31, 2024, included in Other operating expenses amounts to P$158,793 million and P$220,189 million in 2023 and 2022, respectively.

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

The following table shows the reconciliation of Net loss to Adjusted EBITDA:

	Year ended December 31,
	2023	2022	Total Change

	(P$million)%			(P$ million)
Net loss	(543,727)	(1,394,512)	(61.0)	850,785
Income tax benefit	(736,601)	(179,733)	n/a	(556,868)
Other financial results, net	(377,419)	(218,589)	72.7	(158,830)
Financial results from borrowings	1,381,290	(201,704)	n/a	1,582,994
(Earnings) losses from associates and joint ventures	4,111	(5,553)	n/a	9,664
Operating loss	(272,346)	(2,000,091)	(86.4)	1,727,745
Depreciation, amortization and impairment of Fixed Assets	1,534,060	3,358,932	(54.3)	(1,824,872)
Adjusted EBITDA	1,261,714	1,358,841	(7.1)	(97,127)

Our consolidated Adjusted EBITDA amounted to P$1,261,714 million in 2023, representing a decrease of P$97,127 million or 7.1% as compared to P$1,358,841 million in 2022. Adjusted EBITDA represented 28.1% and 27.5% of our total consolidated revenues in 2023 and 2022, respectively.

Depreciation, Amortization and Impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets decreased P$1,824,872 million, amounting to P$1,534,060 million in 2023 as compared to P$3,358,932 million in 2022.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The decrease was mainly due to the fact that in 2022, the Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the cash-generating unit of Telecom (CGU Telecom), which comprises the Company and its subsidiaries in Argentina. From such analysis, it concluded that the book value of CGU Telecom exceeded its recoverable value. Consequently, Goodwill was impaired by P$1,653,965 million in current currency as of December 31, 2023. For further information refer to Note 3.u.1) of our Consolidated Financial Statements.

Additionally, depreciation, amortization and impairment of Fixed Assets of the year includes the impact of the depreciation and amortization of the capital expenditures subsequent to December 31, 2022, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of December 31, 2024, included in Depreciation, amortization and impairment of Fixed Assets amounted to P$1,435,764 million and P$3,295,303 million in 2023 and 2022, respectively.

Operating loss

In 2023, our consolidated operating loss amounted to P$272,346 million, representing a decrease of P$1,727,745 million as compared to 2022. Operating loss represented (6.1)% and (40.4)% of consolidated revenues in 2023 and 2022, respectively.

	Year ended December 31,		% of Change
	2023	2022	2023-2022

	(P$million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	1,261,714	1,358,841	(7.1)
As % of revenues	28.1	27.5
Depreciation, amortization and impairment of Fixed Assets	(1,534,060)	(3,358,932)	(54.3)
As % of revenues	(34.2)	(67.9)
Operating loss	(272,346)	(2,000,091)	(86.4)
As % of revenues	(6.1)	(40.4)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (finance costs and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA”.

Financial Results, Net

	Year ended December 31,		Total change
	2023	2022	$	%
Interests on borrowings	(127,344)	(101,389)	(25,955)	25.6
Remeasurement in borrowings	108,438	11,759	96,679	n/a
Foreign currency exchange gains (losses) on borrowings	(1,360,644)	291,606	(1,652,250)	n/a
Borrowings renegotiation results and repurchase Notes	(1,740)	(272)	(1,468)	n/a
Total financial results from borrowings	(1,381,290)	201,704	(1,582,994)	n/a
Other foreign currency exchange gains (losses)	(130,191)	2,548	(132,739)	n/a
Fair value gains/(losses) on financial assets at fair value through profit or loss	140,072	(86,008)	226,080	n/a
Other interests, net	33,601	13,122	20,479	n/a
RECPAM	409,001	360,523	48,478	13.4
Other	(75,064)	(71,596)	(3,468)	4.8
Total other financial results, net	377,419	218,589	158,830	72.7
Total financial results, net	(1,003,871)	420,293	(1,424,164)	n/a

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We incurred a financial loss, net of P$1,003,871 million in 2023, as compared to financial income, net of P$420,293 million in 2022. Financial Results, net in 2023 mainly include losses generated by (i) foreign exchange differences measured in real terms of P$1,490,835 million as a result of the U.S. dollar appreciating 118% against the Argentine Peso compared to a 211.4% inflation (compared to a gain of P$294,154 million in 2022 and 72.5% devaluation of the Argentine Peso against the U.S. dollar compared to a 94.8% inflation in 2022), (ii) interest on borrowings measured in real terms of P$127,344 million (compared to P$101,389 million in 2022), and (iii) other financial results of P$43,203 million (compared to P$58,746 million in 2022). These losses were partially offset by gains generated by (i) the effect generated by the restatement in current currency, which amounted to a gain of P$409,001 million (compared to P$360,523 million in 2022), (ii) fair value gains on financial assets at fair value through profit or loss of P$140,072 million (compared to a loss of P$86,008 million in 2022) and (iii) gains from remeasurement in borrowings of P$108,438 million (compared to P$11,759 million in 2022).

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

Income tax amounted to a gain of P$736,601 million in 2023 as compared to a gain of P$179,733 million in 2022. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax loss in fiscal year 2023 amounting to P$6,313 million and tax gain in fiscal year 2022 amounting to P$118,816 million, and (ii) regarding the deferred tax, in 2023 Telecom recorded a deferred tax gain of P$742,914 million compared to a deferred tax gain of P$60,917 million in 2022.

For more information on income tax, see Notes 3 and 15 to our Consolidated Financial Statements.

Net loss

Telecom Argentina recorded a net loss of P$543,727 million in 2023 as compared to a net loss of P$1,394,512 million for 2022 and represents (12.1)% of consolidated revenues as compared to (28.2)% in 2022. The loss was mainly due to the operating loss amounting to P$272,346 million and financial result, net of P$1,381,290 million, partially offset by the income tax benefit amounting to P$736,601 million.

Net loss attributable to controlling shareholders amounted to P$561,242 million in 2023 as compared to a net loss of P$1,409,383 million in 2022.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2025 to refinance its outstanding debt, if necessary.

Borrowings Developments during 2024

The most relevant borrowings developments in 2024 were the following:

Corporate Notes

During 2024, Telecom Argentina successfully completed the issuance new series of Notes as follows:

		Principal value					Interest
Series	Currency	(in millions)	Issuance date	Maturity date	Amortization	Interest rate	payment date
20	US$linked	59.7	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
		21.6	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
		500	07/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
21	US$	115.3	07/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
		1.9	08/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
		200	10/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
22	US$linked	33.7	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of 2%	Quarterly basis
23	US$	75.2	11/2024	11/2028	In one installment at maturity date	Annual fixed rate of 7%	Semi-annual

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Bank and other financing entities loans

●	During June 2024, disbursements of the credit line with EDC of US$11.6 million (equivalent to P$12,969 million as of December 31, 2024) were completed, maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65%.
●	During July and August 2024, the Company exchanged US$117.3 million of its 2026 Notes for US$117.2 million of its Series 21 Notes.
●	During August 2024, through the liquidation of BOPREAL bonds, the Company prepaid its loan with the supplier CISCO for US$18 million (principal of US$17.6 million and interest of US$0.4 million). This negotiation resulted in a reduction of US$1.8 million (P$1,903 million in current currency as of December 31, 2024) recognized in “Borrowings renegotiation results and repurchase Notes” item, within “Financial results from borrowings”.
●	The Company has used US$704 million (P$730,344 million in current currency as of December 31, 2024) from Series 21 Notes for the payments and prepayments of the following borrowings and Notes:
o	IFC:
◾	On August 15, 2024, the Company paid an amortization installment for US$40.9 million, fully prepaid the outstanding principal amount of US$38.3 million and paid the accrued interest and corresponding expenses amounting to US$5 million under its loan agreement dated March 4, 2019. On the same date, the Company paid an amortization installment for US$16.8 million, partially prepaid US$125 million and paid the accrued interest and corresponding expenses amounting to US$13 million under its loan agreement dated June 28, 2022.
◾	On September 15, 2024, the Company paid an amortization installment for US$15.4 million, fully prepaid the outstanding principal amount of US$62.7 million and paid the accrued interest and corresponding expenses amounting to US$6 million under its loan agreement dated October 5, 2016.
◾	Finally, on December 9, 2024, the Company fully prepaid the outstanding principal amount of US$42.7 million and paid the accrued interest and corresponding expenses amounting to US$2.2 million under its loan agreement dated June 28, 2022.
o	IIC: On September 3, 2024, the Company partially prepaid US$135 million and paid the accrued interest and corresponding expenses amounting to US$5.3 million under its loan agreement dated May 29, 2019.
o	Series 5 Notes: In August 2024, the Company repurchased Series 5 Notes for US$19.7 million.
o	Series 1 Notes: On December 20, 2024, the Company partially prepaid US$120 million and paid the accrued interest and corresponding expenses amounting to US$6 million of Series 1 Notes.
o	Interest payment: the Company paid accrued interest amounting to US$50 million of Series 1, 8 and 21 Notes.
●	In November 2024, the Company partially paid RMB156 million (principal and interest) of its loan agreement with CDB (P$22,802 million in current currency as of December 31, 2024).
●	In December 2024, the Company partially prepaid US$34.5 million (principal and prepaid fees) (P$35,285 million in current currency as of December 31, 2024) from its loan agreement with IDB dated May 29, 2019.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 13 and 26 to our Consolidated Financial Statements.

Derivate Financial Instrument

From time to time, in the ordinary course of business, Telecom enters derivative contracts to hedge the fluctuation of, mainly, exchange and interest rates.

In August 2024, the Company canceled the three DFI agreements (signed during September 2022), to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023, to August 15, 2025. The DFI agreements entered into covered a total amount of US$184.5 million. The interest rates were 3.605%, 3.912% and 3.895%, respectively.

During 2024, Telecom Argentina entered several DFI agreements amounting to US$50 million to hedge the fluctuation of the exchange rate from its loan portfolio, fixing the average exchange rate at 1,004 Argentine Pesos/US$. The DFI agreements expired between July 2024 and August 2024.

For more information about Telecom’s derivative contract, see Note 22 and 26 to our Consolidated Financial Statements.

Cash Flow

The table below summarizes, for the years ended December 31, 2024, 2023 and 2022, Telecom’s consolidated cash flows:

	Year ended December 31,
	2024	2023	2022

	(P$million)
Cash flows provided by operating activities	811,496	1,345,122	1,451,363
Cash flows used in investing activities	(383,416)	(1,240,360)	(1,124,788)
Cash flows used in financing activities	(405,621)	(209,395)	(310,578)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(52,070)	180,957	(6,596)
Increase/ (Decrease) in cash and cash equivalents	(29,611)	76,324	9,401
Cash and cash equivalents at the beginning of the year	347,930	271,606	262,205
Cash and cash equivalents at the end of the year	318,319	347,930	271,606

As of December 31, 2024, 2023 and 2022, we had P$318,319 million, P$347,930 million and P$271,606 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$811,496 million, P$1,345,122 million and P$1,451,363 million in 2024, 2023 and 2022, respectively.

Net cash provided by operating activities decreased P$533,626 million, or 39.7% in 2024 compared to 2023, primarily due to an increase of P$587,539 million in net cash outflows in connection with changes in our assets and liabilities, slightly offset by a decrease of P$50,137 million in net loss, adjusted for non-cash income and expense and lower income tax payments of P$3,776 million. The decrease was primarily due to an increase in trade payable payments, mostly due to settlements of outstanding foreign currency payables (which also were settled using government bonds), an increase in payments of salaries and social security payables, partially offset by an increase in cash flows related to trade receivables and other receivables.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net cash provided by operating activities decreased P$106,241 million, or 7.3% in 2023 compared to 2022, primarily due to a P$537,164 million increase in net loss, adjusted for non-cash income and expense which was partially offset by (i) a P$373,395 million decrease in net cash outflows in connection with changes in our assets and liabilities and (ii) a P$57,528 million decrease in cash outflows used to pay income tax. The decrease in net cash outflows was primarily due to a decrease in the amounts paid to suppliers in foreign currency given the economic context and the foreign exchange restrictions in force during 2023, which was partially offset by an increase in the use of cash for acquisition of inventories and an increase in trade receivables.

Cash flows used in investing activities were P$383,416 million, P$1,240,360 million and P$1,124,788 million in 2024, 2023 and 2022, respectively.

In 2024, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$394,208 million, investments not considered as cash and cash equivalents of P$322,369 million, net of cash acquired from investments not considered as cash and cash equivalents of P$332,958 million.

In 2023, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$1,009,352 million and payments for investments not considered as cash and cash equivalents, net of P$582,846 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents of P$304,533 million.

In 2022, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$830,541 million, investments not considered as cash and cash equivalents of P$394,458 million, and payments for acquisition of subsidiaries of P$2,759 million.

Cash flows used in financing activities were P$405,621 million, P$209,395 million and P$310,578 million in 2024, 2023 and 2022, respectively.

In 2024, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$1,538,496 million, payment for repurchase of Notes for P$26,540 million and cash dividend payments for P$9,604 million partially offset by proceeds from borrowings for P$1,196,510 million.

In 2023, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$1,044,647 million and cash dividend payments for P$8,754 million partially offset by proceeds from borrowings for P$845,291 million.

In 2022, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$880,115 million and cash dividend payments for P$8,334 million partially offset by proceeds from borrowings for P$577,871 million.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between our operating current assets and operating current liabilities. Our Management believes this measure is useful for assessing our efficiency in managing our short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS Accounting Standards measure, see “—Reconciliation” below.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net Current Financial Liability is a non-GAAP measure, defined as the difference between our financial assets and financial liabilities. Our Management believes this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet our short- and long-term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS Accounting Standards measure, “Reconciliation” below.

Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. Our Management believes this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS Accounting Standards measure, “Reconciliation” below.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2024	2023	Variation

	(P$million)
Trade receivables	295,992	289,338	6,654
Other receivables	44,755	70,752	(25,997)
Inventories	60,444	68,659	(8,215)
Current liabilities (not considering borrowings)	(885,671)	(1,182,978)	297,307
Operating working capital- negative	(484,480)	(754,229)	269,749
As % of Revenues	11.7%	16.8%

Cash and cash equivalents	318,319	347,930	(29,611)
DFI	—	3,373	(3,373)
Investments	33,584	269,959	(236,375)
Current borrowings	(1,072,741)	(1,227,050)	154,309
Net Current financial (liability) asset	(720,838)	(605,788)	(115,050)

Assets classified as held for sale	1,765	—	1,765
Negative working capital (current assets — current liabilities)	(1,203,553)	(1,360,017)	156,464
Liquidity rate	0.38	0.44	(0.06)

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$1,203,553 million as of December 31, 2024 (decreasing P$156,464 million compared to December 31, 2023).

During 2024, Telecom raised funds from the financial market to refinance part of its borrowings in order to optimize its maturity, interest rate and structure. For more information, see “—Liquidity and Capital Resources—Sources and Uses of Funds—Borrowings Developments during 2024”. Telecom will continue with its strategy of refinancing its borrowings in order to extend the contractual terms, and to obtain lower financing costs, with the aim of being able to cover its negative working capital.

Additionally, in relation to the acquisition of Telefónica Móviles, the financing described under “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles”, will not affect our Working Capital position for the next twelve months, since the capital maturities begin in 2028.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “—Working Capital” herein.

Reconciliation

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standards measure:

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating working capital – negative

	2024	2023

	(P$million)
Trade receivables (current)	295,992	289,338
Other receivables (current without DFI)	44,755	70,752
Inventories	60,444	68,659
Current liabilities	(1,958,412)	(2,410,028)
Borrowings (current)	1,072,741	1,227,050
Operating working capital - negative	(484,480)	(754,229)

Net Current financial liability

	2024	2023

	(P$million)
Current liabilities	(1,958,412)	(2,410,028)
Trade payables (current)	444,687	777,098
Salaries and social security payables (current)	226,262	198,470
Income tax payables	4,560	3,401
Other taxes payables (current)	90,662	85,250
Dividend payable	686	—
Leases liabilities (current)	74,531	62,576
Other liabilities (current)	40,399	44,554
Provisions (current)	3,884	11,629
Cash and cash equivalents	318,319	347,930
Other Receivables DFI (current)	—	3,373
Investments (current)	33,584	269,959
Net Current financial liability	(720,838)	(605,788)

Negative working capital (current assets — current liabilities)

	2024	2023

	(P$million)
Current assets	754,859	1,050,011
Current liabilities	(1,958,412)	(2,410,028)
Negative working capital (current assets — current liabilities)	(1,203,553)	(1,360,017)

The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing the domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs, with the objective of covering its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings.

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$318,319 million and P$347,930 million as of December 31, 2024, and 2023, respectively. During the years ended December 31, 2024, and 2023, Telecom continued obtaining funds to the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings within the framework of its permanent policy of optimizing the term, rate and structure of its borrowings. For further information, see Note 13 to our Consolidated Financial Statements.

For further information on the breakdown of our financial liabilities into relevant maturity groups based on the remaining period from December 31, 2024 to the contractual maturity date, please see Note 26 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Further, the Company has future obligations related to various purchase commitments that are presented in Note 20 to our Consolidated Financial Statements.

Compliance with Covenants

The Company holds certain loans with IDB, Finnvera, EDC, and CDB, hereinafter collectively referred to as the “Lenders”, which, as of December 31, 2024, amount to P$278,003 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

Considering the complexity of Argentina’s economic situation, which prevented the early and accurate estimation of certain financial ratios as of December 31, 2023, the Company, as of December 31, 2023, requested and obtained waivers regarding the Net Debt/EBITDA ratio.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allowed increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2.700 billion on each calculation date, among other matters.

On January 31, 2025, the Company notified the Lenders that, due to the improvement of Argentina’s economic situation during 2024, the Company has been able to revert the situation that motivated the waiver and has complied with the ratios established in the original loan agreements since the calculation period ending on September 30, 2024, and has complied at all times with the conditions and restrictions set forth in the waiver agreements. As a consequence, and based on the early calculation of the ratios for the calculation period ending on December 31, 2024, following the methodology set forth in the original loan agreements, the Company has informed the lenders that such waivers should no longer be in effect and that the original terms of the loan agreements shall be reinstated in their entirety.

Additionally, beyond the flexibility established in the waivers, the Company has also been within the limits established in the original loan agreements in relation to the aforementioned ratios for the calculation periods of 2024.

As of the date of issuance of this Annual Report, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the original loan agreements and is also in compliance with the rest of the covenants established.

For more information on our financial ratio waivers, see Note 13 of our Consolidated Financial Statements.

Dividends to Shareholders

Telecom Argentina has distributed non-cash dividends through the delivery of 2030 and 2035 Global Bonds issued by Argentina, funded by partial reversals of its voluntary reserve. These distributions were approved by the Ordinary and Extraordinary Shareholders’ Meetings held on June 2, 2022, April 27, 2023, and April 25, 2024. The table below summarizes these distributions:

Year	Non cash	Distributed amount
		Currency of the	Current currency as of
		transaction date	December 31, 2024
		(in millions of P$)
2024	2030 Global Bonds: US$145,602,795	115,725	118,854
2023	2030 Global Bonds: US$411,214,954	47,701	227,443
2022	2030 Global Bonds: US$411,145,986 2035 Global Bonds: US$103,854,014	31,634	306,909

For more information on our dividends to shareholders, see Note 4 of our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Our ability to generate sufficient cash from our operations to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation, the rate at which Argentine Pesos can be exchanged for U.S. dollars and rates of inflation, among others. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in this Annual Report in “Item 3—Key Information—Risk Factors”. Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We estimate that our capital expenditures in 2025 will be approximately P$946,963 million without considering the Telefónica Móviles acquisition described under “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles”, as compared to P$806,649 million in 2024 (which represented 19.5% of our consolidated revenues).

The primary investment projects in PP&E are related to the expansion of cable television and internet services, aimed at improving transmission and access speed for customers, the deployment of 4G coverage and capacity, and the continued expansion of 5G to support mobile internet growth and enhance service quality.

In terms of infrastructure, throughout 2024, we continued to enhance the services we provide through the deployment of the 4G/LTE network, and the deployment of fiber optics to connect homes with broadband, which also improved our fixed and data networks. The deployment of 4G/LTE reached a coverage of 97% of the urban population, and we achieved a coverage of 98% of the population in Argentina’s major cities. Our mobile network customers with access to our 4G network, according to the latest benchmark conducted by Ookla in December 2024, experience improved service quality, with average speeds of 78 Mbps compared to 35 Mbps in the same period of 2023. Additionally, approximately 77% of calls are made via VoLTE, a technology that enables voice calls over the 4G network with significant improvements in audio and video quality.

Furthermore, we continued deploying mobile site connectivity to achieve better quality and capacity, replacing radio links with high-capacity fiber optic connections. Lastly, we continued with the plan to connect remote and low-density areas through satellite backhaul.

See “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television, internet and Fintech Services businesses”. We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds from operations. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials in Peso terms as a result of the devaluation of the Peso/U.S. dollar.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

We closed 2024 with significant achievements that strengthen our commitment to the development of the digital economy. Through our leadership in the ICT sector, we continue to connect people, communities, and businesses, boosting their digital experience with innovative solutions and a comprehensive ecosystem of services.

Throughout the year, Telecom strengthened the deployment of its fiber optic networks and expanded its 4G network coverage, delivering high-quality connectivity across the country. Furthermore, it reaffirmed its leadership in digital platforms, which continue to expand their user base, with services like Flow, a benchmark in entertainment, and the digital wallet Personal Pay, which continues to strengthen its position in the fintech industry.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

On the other hand, Personal 5G continues its deployment of fifth-generation mobile sites across major cities in Argentina, cementing its role as the standard that will transform industries and open up new business opportunities. With a planned investment to meet the growing demand for this technology, Telecom reaffirms its role as a catalyst for innovation in an expanding digital ecosystem.

A significant development in 2024 was the repeal of Decree No. 690/20, which had restricted competition and the freedom to set prices in ICT services. This advancement not only enhanced predictability within the sector but also paved the way for new regulatory initiatives poised to further boost the ICT industry. We are confident in this new stage for the country, with a path of growth and economic expansion ahead that necessitates full digital development, driven by the simplification and modernization of regulations and tax schemes that favor private investment in the ICT industry.

Regionally, Telecom continues to expand its reach in Paraguay, Uruguay, and Chile, leveraging the platformization of services as a key business model. In this context, the Company leads the GSMA Open Gateway initiative in Argentina, which aims to standardize and monetize network assets. This project will enable the implementation of security solutions to accelerate the technological development of the entire region’s digital ecosystem.

Telecom not only drives the development of the digital economy but also works on sustainability initiatives such as energy efficiency and the circular economy, integrating these values into its operational model. This approach reflects its commitment to a sustainable future for both its customers and society at large.

Telecom reaffirms its financial strength and forward-looking approach, evolving from a traditional telecommunications company to a digital company with regional impact.

Looking ahead, we seek to continue leading the digital transformation in Argentina, connecting ideas, talent, and opportunities that enhance innovation and growth in an increasingly interconnected world.

Safe Harbor

See the discussion at the beginning of this Item 5 and “Forward-Looking Statements” in the introduction of this Annual Report, for forward-looking statement safe harbor provisions.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Board of Directors

The direction and management of Telecom Argentina is vested in the Board of Directors and its executive officers. Telecom Argentina’s bylaws were amended at the Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, providing for a Board of Directors consisting of (i) no fewer than eleven and no more than seventeen directors and (ii) the same or a lesser number of alternate members. This amendment was recorded with the IGJ on August 30, 2018.

Due to the resignation of director Eduardo de Pedro and alternate director Juan Santiago Fraschina effective December 7, 2023, from December 7, 2023, until April 25, 2024, Telecom Argentina had ten directors and ten alternate directors. From April 25, 2024, until the date of this Annual Report, Telecom Argentina has eleven directors and eleven alternate directors. As of April 25, 2024, three of the directors and two of the alternate directors qualify as independent directors under SEC regulations and four of the directors and three of the alternate directors also qualify as independent directors under CNV rules. According to Telecom Argentina’s bylaws, the Board of Directors has all the required authority to manage the corporation, including authority for which the law requires special powers. The Board of Directors operates when there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or FTL. Directors and alternate directors are normally elected at Annual Ordinary Shareholders’ Meetings (as defined below) and serve a renewable three-year term. The term of the current directors expires on December 31, 2026. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

On January 31, 2018, the Board of Directors approved the internal rules of the Executive Committee, —the Rules of the Executive Committee (Reglamento de Facultades y Funcionamiento)— provided for in Section 13 of our Bylaws. The Executive Committee is in charge of the approval, inter alia, of matters in the ordinary course of business, but without executive responsibilities which shall be in charge of the officers of the Company, the preliminary approval of significant plans, approval of the Business Plan and Annual Budget of the Company and also certain other duties. The Executive Committee is comprised of five members, all of which must be members of the Board of Directors of our Company. The Executive Committee takes all of its resolutions by the unanimous vote of all its members, and if such consent is not obtained in respect of any matter, such matter is posted for approval of the Board of Directors.

As established in the Telecom Shareholders’ Agreement between CVH and FTL, for so long as CVH holds a certain percentage of Telecom Argentina shares, CVH shall be entitled to designate the majority of the directors, alternate directors, members of the Supervisory Committee, Executive Committee members, Audit Committee members, the CEO and any other Key Employees (other than the CFO and the Internal Auditor, who shall be designated by FTL). CVH shall also be entitled to nominate the Chairman of the Board and FTL to nominate de Vice Chairman of the Board. In the absence of a director, the corresponding alternate director may attend and vote at meetings of the Board of Directors.

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement” for a description of certain agreements relating to the appointment of members of the Board of Directors.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists our directors and alternate directors as of December 31, 2024, and as of the date of this Annual Report:

Date Director joined
Name	Position on the Board of Directors	the Board of Directors
Carlos Alberto Moltini	Chairman of the Board of Directors	January 1, 2020
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Alejandro Alberto Urricelqui	Director	January 1, 2018
Ignacio Rolando Driollet	Director	January 1, 2023
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D'Ambrosio	Director	March 8, 2016
Ignacio Cruz Moran	Director	February 28, 2023
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Julian Akerman	Director	April 25, 2024
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Ignacio José María Sáenz Valiente	Alternate Director	January 1, 2020
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
María Constanza Martella	Alternate Director	April 28, 2021
Carolina Susana Curzi	Alternate Director	January 31, 2018
Alberto Viglino	Alternate Director	April 25, 2024

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2024, and as of the date of this Annual Report:

Name
Carlos Alberto Moltini
Alejandro Alberto Urricelqui
Mariano Marcelo Ibáñez
Ignacio Rolando Driollet
Ignacio Cruz Moran

Carlos Alberto Moltini is an accountant with a degree from the University of Buenos Aires. He was appointed CEO of the Company in November 2017. On January 1, 2020, he ceased his function as CEO and became a member of the Board of Directors of Telecom Argentina and a member of its Executive Committee. Until the Merger, Mr. Moltini had been a member of the Board of Directors of Cablevisión since October 2006 and General Manager of Cablevision from November 2006 to November 2017. Before that, Mr. Moltini was the General Manager of Multicanal S.A. and, before that, he was the CFO of Arte Radiotelevisivo Argentino S.A. (“Artear”) for seven years, a leading broadcasting channel in the City of Buenos Aires, owned by Grupo Clarín. Previously, Mr. Moltini worked for Bagley Argentina S.A. and other broadcasting companies. He was born on November 16, 1960.

Mariano Marcelo Ibáñez is a lawyer with a degree from the University of Buenos Aires. He was the Chairman of the Board of Directors of the Company from March 2016 until January 1, 2018. He is currently the Vice Chairman and member of the Executive Committee. Previously, he was Director of Cablecom and Chairman and acting CEO of Cablevisión. He was a Director of Multimedios América (Cablevisión, Radio América, Radio del Plata, El Cronista and América TV). He was born on August 25, 1959.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Alejandro Alberto Urricelqui is an Accountant with a degree from the University of Buenos Aires and has a Master Degree in Finance. He was Chairman of the Board of Directors of the Company from January 1, 2018, until May 21, 2020. He is a member of the Executive Committee. He was the Chairman of Cablevisión until it was merged into the Company. Mr. Urricelqui joined Grupo Clarín in 1990. As Chief Financial Officer, he participated in the business expansion and integration of Grupo Clarín’s media and telecommunications, including the acquisition of Cablevision in 2006 and its merger with Multicanal S.A., and in Grupo Clarín’s initial public offering in 2007. He was born on October 16, 1959.

Ignacio Rolando Driollet is a lawyer with a degree from the Pontifical Catholic University of Argentina. In 2005, he obtained the title of “Psychological Consultant” at the Argentine School of Social Psychology. Between 1983 and 1987, he worked in the Judiciary, Special, Civil and Commercial courts as an analyst in the first instance and later as a Chamber Rapporteur. From 1987 to 1992, he was a lawyer at Estudio Sáenz Valiente & Padilla. From 1992 to December 2022, he has held various positions at Grupo Clarín S.A. including management positions in most of its companies, serving as Director and member of the Executive Committee of Cablevisión S.A. Between 1997 and 2022, he was Director of Strategic Planning of Grupo Clarín S.A. As of January 2023, he has been appointed Director and Chairman of the Board of Cablevisión Holding S.A. as well as Director and member of the Executive Committee at Telecom Argentina. He is the author of the work “Master of Teachers, the letters of Gamaliel”, published in 2010 by Editorial San Pablo of Buenos Aires and has been associated with the Christian Association of Business Leaders (ACDE) for more than twenty years, becoming a member of its Board of Directors in 2019. He was born on February 1, 1962.

Damián F. Cassino is a lawyer with a degree from the University of Buenos Aires. He is a partner at the Argentine law firm Saénz Valiente & Asociados. Mr. Cassino specializes in complex litigation and antitrust law. He currently is a director of Telecom Argentina and, until December 31, 2019, he was a member of its Executive Committee. He is also a member of the board of directors of various companies, including GC Dominio. He was born on January 16, 1969.

Carlos Alejandro Harrison is a Business Administrator with a degree from the University of Buenos Aires and completed postgraduate studies at IAE Business School. He has been a member of the Board of Directors since March 2016 and is a member of the Company’s Audit Committee. Previously, he was President of Producciones YAQ S.A. and President of Business Development for AMC Networks International. Before that, he was the General Manager of Chello Latin America and Pramer SCA (both controlled by Liberty Global plc). Mr. Harrison also worked for Grupo Clarín S.A. as a Business Development Manager and was the Director of International Operations at Multicanal S.A. He was born on January 19, 1963.

Martín Héctor D’Ambrosio is a lawyer with a degree from the University of Buenos Aires. He has been a member of the Board of Directors since March 2016, and he is also a member of the Company’s Audit Committee. He currently is Managing Partner at GS1 S.R.L. and legal advisor to several companies. Previously, he worked with the legal firm Dellepiane & Asociados, and for many years, he was in charge of the legal area of US Equities Realty. He was born on March 9, 1974.

Ignacio Cruz Moran is a Public Accountant with a degree from the University of Buenos Aires and his professional training is in auditing, finance and business. He began his professional career at Arthur Andersen (currently, Ernst & Young) in the area of financial institutions and capital markets, becoming an audit and advisory manager. In 1998, he joined Banco de San Juan S.A. as internal auditor and later served the Board of Directors of the four banks of the Banco San Juan Group (Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco of Entre Ríos S.A.). In 2008, he became CFO at YPF S.A. and from 2010 to 2012 he served as COO of said company. In those years, Mr. Moran was also a member of the Board of Directors of different local YPF affiliates. Between 2012 and 2016, he served as a deputy to the Board of Directors of Grupo Banco San Juan, in financial and new business matters. He was CFO of Telecom Argentina from May 2016 to March 2017. Since 2017, he works independently as a business advisor and is a businessman. He was born on August 5, 1970.

Luca Luciani has a degree in Economics and Trade from LUISS University (Rome). He has been a member of the Board of Directors since January 31, 2018. Luca Luciani was the Managing Director and CEO of Value Partners, a multinational Italian consultancy firm operating through a network of 250 professionals around the world, until November 2018. For 15 years, since 1999, he built a comprehensive experience as manager of telecommunications businesses, among others: CEO of Tim Brazil, General Manager of Telecom Italia domestic business, Group controller and CFO of Tim Spa, Vice President Marketing and Sales of TI Group and CTO of Mobile. Previously, Mr. Luciani has more than 10 years of experience in different sectors and positions, such as Group Controller of Enel, Manager of Procter & Gamble and consultant in Bain&Company network. He was born on November 2, 1967.

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

Julián Akerman is a lawyer with a degree from the University of Belgrano and completed postgraduate studies in Corporate Law at the University of Buenos Aires. He has been a member of the Board of Directors of Telecom Argentina since April 25, 2024, appointed at the request of ANSES — FGS. He was born on October 20, 1969.

María Lucila Romero is a lawyer with a degree from the Pontifical Catholic University of Argentina. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in corporate law, particularly mergers and acquisitions. She has been a member of the board of directors in various companies. Mss. Romero currently serves as director of GC Dominio. and as alternate director of Telecom. She was born on August 12, 1967.

Sebastián Ricardo Frabosqui Díaz is a lawyer with a degree from the Pontifical Catholic University of Argentina, has a Master’s Degree in Law and Economics at Universidad Torcuato Di Tella and a Master in Laws (LL.M.) degree at Northwestern University. He has been an alternate director of Telecom Argentina since January 2018. He is a partner at the Argentine law firm Sáenz Valiente & Asociados. He specializes in mergers and acquisitions, general corporate consultancy, debt restructuring and capital markets. Between 2009 and 2010, he worked as foreign associate in the firms Fox, Horan & Camerini and Arnold & Porter at their respective offices in New York and Washington D.C. He was born on February 14, 1978.

Claudia Irene Ostergaard is a lawyer with a degree from Universidad del Salvador. She is a partner at the Argentine law firm Saénz Valiente & Asociados. She specializes in civil, commercial and administrative law, particularly, damage liability in litigation cases. She has been a member of the board of directors of various companies. She was born on May 29, 1974.

Ignacio José María Sáenz Valiente is a lawyer with a degree from the Pontifical Catholic University of Argentina and partner at the Argentine law firm Saénz Valiente & Asociados that provides services as legal counsel to the Company. Mr. Sáenz Valiente specializes in corporate law, particularly local and international acquisitions and wealth management. He currently is a member of the board of directors of various companies, including GC Dominio. and Cablevisión Holding S.A. and, since January 1, 2020, he is an alternate director of Telecom Argentina. He was born on December 21, 1975.

José Carlos Cura is an economist graduated from the University of Buenos Aires and holds a degree in Administration from the IAE Business School of Universidad Austral. He has been an alternate director of Telecom Argentina since April 2017. He currently works as an independent financial and real estate advisor. He started his carrier in the financial business at Lloyds Bank, where he worked for different departments, including the Treasury Department. He was born on September 25, 1962.

Miguel Angel Graña is a Public Accountant who graduated from the University of Buenos Aires with post-graduate studies at Harvard University. He has been an alternate director of Telecom Argentina since January 2018 and was a director of Telecom Personal (merged into Telecom Argentina) from March 2016 to November 2017. He is the Chairman of Compañía de Inversiones y Mandatos S.A. and Managing Partner at Megraso SRL. Previously, he was Managing Director at J. P. Morgan in charge of merger and acquisitions at the Buenos Aires office and Chairman at the Nokia distributor in Argentina. He was born on December 15, 1957.

Facundo Martín Goslino is a lawyer from the Pontifical Catholic University of Argentina and has a Master of Laws degree (LL.M.) from Cornell Law School, New York. He has been an alternate director of Telecom Argentina since January 31, 2018. He is a partner of the Argentine law firm Errecondo, González & Funes. He also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. Mr. Goslino worked at Cleary Gottlieb Steen & Hamilton in 2006 as international associate. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). He was born on January 19, 1975.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Lucrecia María Delfina Moreira Savino is a lawyer with a degree from the Pontifical Catholic University of Argentina. She has been an alternate director of Telecom Argentina since January 2018. Ms. Moreira Savino is an associate of the Argentine law firm Errecondo, González & Funes. She is also currently an alternate member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She was born on March 2, 1974.

María Constanza Martella is a lawyer with a degree from the University of Buenos Aires. She has been an alternate director of Telecom Argentina since April 28, 2021. She is a senior associate of the Argentine law firm Errecondo, González & Funes. She is also a member of the board of directors and the supervisory committee of other Argentine companies, mainly in the energy sector. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on June 18, 1982.

Carolina Susana Curzi is a lawyer with a degree from the University of Buenos Aires. She has been an alternate director of Telecom Argentina since January 31, 2018. She is a partner of the Argentine law firm Errecondo, González & Funes. She also is a member of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on March 14, 1976.

Alberto Viglino is an engineer with a degree from the University of Buenos Aires and studied Business Management at the IAE Business School of the Universidad Austral. He has been an alternate director of Telecom Argentina since April 25, 2024, appointed at the request of ANSES — FGS. He was born on March 2, 1956.

Senior Management

As of December 31, 2024, Telecom’s senior management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Roberto D. Nóbile	Chief Executive Officer (“CEO”)	January 1, 2020
Gabriel P. Blasi	Chief Financial Officer (“CFO”)	September 27, 2017
Hernán P. Verdaguer	Director of Regulatory Matters	November 16, 2017
Pedro L. López Matheu	Director of External Communications, Sustainability and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Chief of Procurement officer (“CPO”)	August 8, 2016
Gustavo Alejandro Buezas	Director of Human Capital	April 1, 2024
Gonzalo Hita	Chief Operation Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Fernando Cravero	Director of International Operations	March 1,2018
Maximiliano A. Olivera	Sr. Manager of Partners and National Market Alliances	November 1, 2021
Martin Andres Heine	Director of Digital Growth and Fintech	August 29, 2022
Guillermo Paez	Director of Platforms and Services	August 29, 2022
Julio Hutka	Director of B2B Business	December 1, 2023
(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Roberto D. Nóbile is a Public Accountant with a degree from the University of Buenos Aires and an AMP (Advanced Management Program) at Harvard Business School. He was appointed as General Sub - Director of the Company on November 27, 2017. Previously, he had been COO of the Company since May 2016 in charge of Marketing, Sales and Operations. Mr. Nóbile has many years of experience in the telecommunications and media sector. In October 2006, he joined Cablevisión, where he worked for 10 years, as COO and Deputy Managing Director. He joined Arthur Andersen in 1989. Subsequently, he worked at Honeywell as South Regional Controller (Brazil, Argentina and Chile). In 1997, he was CFO of Arte Gráfico Editorial Argentino S.A. He was born on September 27, 1967.

Gabriel P. Blasi holds a degree in Business Administration and took post-graduate programs in Finance at Universidad del CEMA-Centro de Estudios Macroeconómicos Argentinos and at IAE (Universidad Austral). He held several managerial positions in Investment Banking and Capital Markets at Citibank and Banco Río (BSCH). He was the CFO of Grupo Carrefour in Argentina and Goyaique S.A.C.I.F. y A. (Grupo Pérez Companc). Until 2011, he was the CFO of IRSA Inversiones y Representaciones Sociedad Anónima (IRS), Cresud S.A.C.I.F. y A. (CRESY) and Alto Palermo S.A. (IRSCP) and held several board positions in Argentina, Brazil, New Zealand, Uruguay and USA. He joined Telecom Argentina in September 2017, where he holds the position of Chief Financial Officer. He was born on November 22, 1960.

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

Pedro Lopez Matheu is a lawyer with a degree from the Universidad Católica Argentina. Mr. Lopez Matheu has 20 years of experience in institutional relations in first-line multinational and national companies. From 1996 to 2006 worked at Grupo Clarín as Public Affairs Manager. He was Chairman of the Newspaper Publisher Association of the City of Buenos Aires, and of the Press Freedom Commission of ADEPA (Asociación de Entidades Periodísticas Argentinas), Vice Chairman of the Association of Argentine Private Radios, and of other national and multinational entities of that sector. From 2006 to 2014 he was Corporate and Government Affairs at Kraft Foods and Mondelez, leading company of food and, for Argentina, Chile, Uruguay and Paraguay. Also, since 2014, he had been Corporate Affairs Director at AXION Energy until he joined the Company. He was born on May 23, 1966.

Pablo C. Casey is a lawyer with a degree from the University of Buenos Aires and holds a Master’s Degree in Law and Economics from Universidad Torcuato Di Tella. He was appointed Director of Legal and Institutional Affairs of Telecom Argentina on November 16, 2017. Previously, he was a member of the Board of Directors of Cablevisión since October 2006. He worked at Grupo Clarín directly and indirectly since 1986 as Manager of Institutional Affairs. Mr. Casey also worked at Estudio Sáenz Valiente & Asociados until 1997, where he worked directly with Grupo Clarín. Between 1997 and 2005, he was the Manager of Legal Affairs of Multicanal. Mr. Casey was also a member of the Board of Directors of Grupo Clarín. He was born on June 20, 1967.

Sebastian Palla is an economist with a degree from the Universidad Torcuato Di Tella. He is Chief of Procurement officer of Telecom Argentina since August 8, 2016. From 2009 to 2016 he worked at Macro Bank as an advisor of the Chairman first, later in the Investment Banking Management area and finally in the Government Banking Management area. From 2006 to 2009, he was in charge of the union of Administradoras de Fondos de Jubilaciones y Pensiones (“AFJP”), first as Executive Director, and later as a Chairman. From 2002 to 2005, he was Chief of Advisor to the Ministry of Finance and then Sub-secretary of Finance of the Ministry of Economy and Public Finance. Mr. Palla was honored as a member of the Young Global Leaders Forum in 2005 (created by the World Economic Forum), also a member of the Eisenhower Fellowship in 2008; and was identified as one of the most influential people of 2007, in Luciana Vazquez’s book “The Education of Those Who Influence”. He was born on June 12, 1974.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Gustavo A. Buezas is a Public Accountant and holds a Master’s Degree in Administration from the University of Buenos Aires (School of Economics), in addition to several degrees in coaching and management. He developed his career at Cablevision since 2001, where he held positions in Operations, Customer Service and Human Resources. He was a key actor during the merger of Telecom and Cablevision and after holding positions through Human Resources function in Telecom, he was part of the Personal Pay start up, as Micro Sistemas SAU Director. He was born on January 29, 1962.

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

Miguel Angel Fernández is an Electronic Engineer from the Universidad de Bahía Blanca and holds an EMBA Program from IAE (2000 — 2001). He was appointed CTO (Chief Technical Officer) of Telecom Argentina on November 16, 2017. He has held the same position at Cablevisión since 2007. Between 1994 and 2006, he was the Technical Manager of Multicanal. Between 1990 and 1994, he was the Field Engineer at Western Atlas Petroleum Service Co. He was born on June 10, 1963.

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

Fernando Cravero holds an undergraduate degree in Marketing, an MBA (Master in Business Administration) and a PAD (Program for Top Management) from the IAE Business School (Universidad Austral). He has also attended courses at ESADE Business & Law School. In March 2018, he was appointed as Telecom Argentina’s Director of International Operations. Previously, he held the position of Operations Manager at Cablevision for seven years, and he had also appointed Regional Manager of Operations at Multicanal in 2000. He founded a CATV company, which was sold in 1997, and has also held several positions in the financial sector. He was born on March 14, 1973.

Maximiliano Olivera holds a Bachelor’s degree in Business Administration, Senior Management Program from ESADE Business & Law School, and a Management Development Program’s degree from UADE. In March 2019, he was appointed Sr. Manager of Partnerships and Alliances of the National Market of Telecom Argentina. Previously, he held the position of Regional Operations Manager in Cablevisión for eight years. In 1999, he joined Multicanal and served as Technical Chief, Commercial Chief, and Regional Chief. He started in the telecommunications industry in 1992, working on the setting up of a CATV company (Cabletotal S.A.), which was sold in 1995 to VCC (Video Cable Comunicación S.A.) where he worked in its technical department until it was sold in 1998. He was born on February 27, 1973.

Martín A. Heine is a Public Accountant with a degree from the University of Buenos Aires. He previously held several managerial positions, including Commercial and Marketing Director, within Telecom. He has been working for 26 years in the telecommunications and media sector. He was appointed Head of Digital Growth on August 29, 2022, from where he is leading the constant development of Personal Pay, Personal’s digital wallet, therefore, adding some interesting features to the fintech market. He was born on May 18, 1973.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Guillermo Paez graduated from the University of Buenos Aires (UBA) with a degree in Engineering Telecommunications and subsequently took post-graduate programs in Senior Management and Business Agility at ESADE Business & Law School. He also achieved a certificated program in innovative strategies and solutions focused on the user at Design Thinkers Academy in Amsterdam. Mr. Paez joined Telecom Argentina in January 2018, where he held the position of Content Platforms Director and since August 2022, has acted as Executive Director of Platforms & Services. He has more than 20 years of experience in the telecommunications industry leading engineering, marketing, product and procurement teams, and working knowledge in different roles and decision-making processes. Prior to joining Telecom Argentina, he worked for 12 years (2006-2018), holding several managerial positions at Cablevision. He was a Product & Innovation Manager (2017-2018), heading a multi-talent team, Flow E2E Program Manager (2014-2016), Supply Chain Manager (2008-2016), and Telcos & Corporate Customers Manager (2007-2008). He also held leadership positions at PRIMA (2000-2007) and Ericsson (1998-1999). He was born on January 12, 1972.

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

Supervisory Committee

Argentine law requires any corporation with share capital in excess of P$2,000,000,000 or which provides a public service, or which is listed on any stock exchange or is controlled by a corporation that fulfills any of the aforementioned requirements, to have a Supervisory Committee. The Supervisory Committee is responsible for overseeing Telecom Argentina’s compliance with its bylaws and Argentine law and, without prejudice of the role of external auditors, is required to present a report on the accuracy of the financial information presented to the shareholders by the Board of Directors at the Annual Ordinary Shareholders’ Meeting. The members of the Supervisory Committee are also authorized:

●to call ordinary or extraordinary shareholders’ meetings;
●to place items on the agenda for meetings of shareholders;
●to attend meetings of shareholders; and
●generally, to monitor the affairs of Telecom Argentina.

Telecom Argentina’s bylaws provide that the Supervisory Committee is to be formed by (i) five members and (ii) three or five alternate members, elected by the majority vote of all shareholders. Members of the Supervisory Committee are elected to serve one-year terms and may be reelected.

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2024, and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Public Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Public Accountant
Saturnino Jorge Funes	Member	Lawyer
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Public Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Agustina Belén Weil	Alternate Member	Lawyer
Lucrecia Sofía Myburg Diaz	Alternate Member	Lawyer

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Pablo Andrés Buey Fernández is a lawyer from the University of Buenos Aires and has a Master of Laws from Harvard University Law School. He has been a member of the Supervisory Committee of the Company since April 2016. He is Managing Partner at the Argentine law firm Alegría, Buey Fernández, Fissore and Montemerlo. Mr. Buey Fernández was an associate foreign lawyer at the firm Finley, Kumble, Wagner, Heine, Underberg, Manley & Casey. He is a member of several professional associations. He was a professor at Master’s Degrees programs, post-graduate courses and seminars at Escuela Superior de Economía y Administración de Empresas, at the Facultad de Derecho and the Facultad de Ciencias Económicas from the University of Buenos Aires, and at the Facultad de Derecho of Universidad del Salvador. He was born on August 8, 1957.

Pablo Gabriel San Martín has been a member of the Supervisory Committee since April 2018. He is the President of SMS Latinoamerica and Partner Director of SMS — San Martin, Suarez y Asociados. Mr. San Martín serves as Chairman of the Audit Committee of the Transnational Auditors Committee of IFAC (International Federation of Accountants.) He served as auditor at the firm Pistrelli, Díaz y Asociados (Arthur Andersen). He is a member of several professional associations and of the steering committee of several binational business chambers and professional organizations. He was a professor at the School of Economic Sciences of University of Buenos Aires and Universidad del Salvador. He wrote articles on subjects within his field of expertise and is regularly invited as lecturer and guest speaker at Argentine and foreign universities. He is a Public Accountant graduated from the University of Buenos Aires. He was born on May 1, 1963.

María Ximena Digón is a lawyer graduated with an Honor Diploma from the Pontifical Catholic University of Argentina. She has been a member of Telecom’s supervisory committee since 2017. She is a partner of the Argentine law firm Errecondo, González & Funes. She also is a member of the Board of Directors and of the supervisory committee of other Argentine companies, mainly in the energy and gas distribution sectors. She is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). She was born on June 11, 1975.

Alejandro Héctor Massa has been a member of the Supervisory Committee since April 2018. He was a partner of Deloitte & Co SRL from 1999 to 2017, after Morgan Benedit y Asociados became a member of Deloitte. He is a member of the Argentine Fiscal Association and was a member of the International Fiscal Association. He was a professor at courses and graduate studies in the School of Economic Sciences of University of Buenos Aires, at graduate studies in Universidad Austral located in Rosario, and he served as author and speaker about subjects within his field of expertise. He is a Public Accountant graduated from the University of Buenos Aires. He was born on November 3, 1954.

Saturnino Jorge Funes is a lawyer with a degree from the Universidad del Salvador and a Master’s degree in business law from the Universidad Austral, with honors. He is a founding partner of the Argentine law firm Errecondo, González & Funes. He worked at Shearman & Sterling LLP between 2000 and 2001 as an international associate. He is professor of corporate law at the Universidad del Salvador Law School in Buenos Aires, and a professor at the Masters in Finance and Masters in Law and Economics, both at the Universidad Torcuato Di Tella in Buenos Aires. He is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal) and of the Buenos Aires City Bar (Colegio de Abogados de la Ciudad de Buenos Aires). He was born on August 6, 1968.

Javier Alegría is a lawyer with a degree from the Pontifical Catholic University of Argentina. He is also a partner at the law firm Estudio Alegria, Buey Fernández, Fissore & Montemerlo. He received a Master of Law from Northwestern University and a certificate in Business Administration from the Kellogg School of Management at Northwestern University. He acted as an international lawyer with Cleary, Gottlieb, Steen & Hamilton LLP law firm from 2003 to 2004. Mr. Alegria is a member of the Public Bar Association of the City of Buenos Aires (Colegio Público de Abogados de la Capital Federal). He is a professor at the University of Buenos Aires Law School and Universidad del CEMA. He was born on August 7, 1974.

Rubén Suárez has been an alternate member of the Supervisory Committee since April 2018. He is a Director at SMS Latinoamerica and a founding partner of SMS — San Martin, Suarez y Asociados. He was a professor at the School of Economic Sciences of University of Buenos Aires and Universidad del Salvador. Permanent and alternate statutory auditor and member of the Supervisory Committee of other Argentine companies. He served as auditor at the firm Pistrelli, Díaz y Asociados (Arthur Andersen). He is a Public Accountant graduated from the University of Buenos Aires. He was born on January 14, 1961.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Matías Alejandro Fredriks has been an alternate member of the Supervisory Committee since April 2018. He is a partner of the firm Sáenz Valiente & Asociados. Mr. Fredriks is a lawyer graduated from Universidad Nacional de La Plata and holds a Postgraduate Degree in Administrative Law from Instituto de Estudios Judiciales de la Suprema Corte de Justicia de la Provincia de Buenos Aires and a Master’s Degree in Human Resources Management from Instituto de Empresa 1991/1992-Madrid-Spain. Before joining the firm Sáenz Valiente & Asociados in 1994, Mr. Fredriks worked as a lawyer in the Corporate and Legal Advisory division of the firm “Price Waterhouse & Co.,” as an advisor of “Unión de Industriales de Quilmes,” of “Instituto de Previsión Social de la Provincia de Corrientes,” and of “Dirección Provincial de Personas Jurídicas de la Provincia de Buenos Aires”. He worked on takeovers and transfers in several privatizations such as “Yacimientos Carboníferos de Río Turbio” and “Centrales Térmicas de Generación de Energía Eléctrica del Noreste Argentino”. In addition, he worked as Director of Labor Affairs of the Liquidation Commission of Empresa Nacional de Telecomunicaciones. Since he joined the firm Sáenz Valiente & Asociados, he has worked in several litigation areas, being responsible for the department in charge of labor, trade associations and trade unions matters. Mr. Fredriks served as director and member of the Supervisory Committee at several companies before being appointed as an alternate member of the Supervisory Committee of Telecom Argentina. He was born on August 27, 1964.

Agustina Belén Weil has been an alternate member of the Supervisory Committee since April 25, 2024. She is an associate of the Argentine law firm Errecondo, González & Funes. Ms. Weil is a lawyer graduated from the University of Buenos Aires. She was born on September 12, 1994.

Lucrecia Sofía Myburg Díaz has been an alternate member of the Supervisory Committee since April 2022. She is an associate of the Argentine law firm Errecondo, González & Funes. Mrs. Myburg Díaz graduated as a lawyer from the Pontifical Catholic University of Argentina. She was born on September 24, 1995.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee is established for each fiscal year at the Annual Ordinary Shareholders’ Meeting.

Amounts detailed below are determined in terms of the currency of the transaction’s dates.

The aggregate compensation paid through December 31, 2024, by Telecom Argentina to the members of the Board of Directors and the Supervisory Committee, acting since April 25, 2024, and the executive officers described under “Senior Management” above, for services in all capacities to Telecom Argentina and its subsidiaries during 2024 was P$16,112 million.

As of December 31, 2024, the fees accrued by the members of the Board of Directors and Supervisory Committee, for services in all capacities to Telecom Argentina and its subsidiaries during 2024 performed from January 1, 2024, until December 31, 2024, was P$3,224 million and P$329 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2025.

As of December 31, 2024, compensation paid as advance payments to members of the Board of Directors and Supervisory Committee for services in all capacities to Telecom Argentina and its subsidiaries from January 1, 2024, until December 31, 2024, was P$3,224 million and P$329 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2025, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina.

As of December 31, 2024, compensation accrued by Directors for technical administrative functions and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom Argentina and its subsidiaries during 2024 amounted to P$17,266 million (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which P$9,888 million were paid as of December 31, 2024.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The Company’s officers (including senior management) receive fixed and variable compensation. A manager’s fixed compensation corresponds with the level of responsibility required for his or her position and the market rate for similar positions. Variable compensation is tied to annual performance goals. Certain officers are beneficiaries of retention plan benefits.

During the year ended December 31, 2024, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

The Supervisory Committee is responsible for overseeing our compliance with our bylaws and Argentine law and, without prejudice to the role of external auditors, is required to present to the shareholders at the Annual Ordinary Shareholders’ Meetings a report on the accuracy of the financial information presented to the shareholders by the Board of Directors. See “—Supervisory Committee” for further information regarding the Supervisory Committee.

On May 22, 2001, the Argentine government issued Decree No. 677/01, entitled “Regulation of Transparency of the Public Offering,” or the “Transparency Decree” (replaced since January 28, 2013, by equivalent Sections included in Law No. 26,831). The intention of this decree, which is also stated within Law No. 26,831, was to move towards the creation of an adequate legal framework that may strengthen the level of protection of investors in the market. The main objectives of the Transparency Decree were to promote the development, liquidity, stability, solvency and transparency of the market, generating procedures to guarantee the efficient reallocation from savings to investments and good practices in the administration of corporations.

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

On December 28, 2018, CNV Resolution No. 779/18 was published in the Official Gazette through which the CNV rules were modified in relation to public tender offers, introducing the definition of public tender offer, both mandatory and voluntary, changes to the procedure for delisting and cancellation from the public offering framework, a launch notice template, and changes to the Prospectus template. The Resolution also eliminates the mandatory partial tender offer in the event of an acquisition of a “significant participation” in the capital stock of a listed company that does not imply an acquisition of a controlling interest in the target listed company.

Regarding public tender offers, under Transparency Decree, the offeror was required to formulate a “fair” price to be determined by weighing the results of different company valuation methods, with a minimum floor related to the average market price for the six-month period immediately preceding the date of the agreement. Pursuant to the amendments introduced by the Productive Financing Law and CNV Resolution No. 779/18, the pricing of a tender offer is based on an objective formula which consists of the higher of two existing prices, determined in accordance with Section 14, Chapter II, Title III of the CNV rules as amended by CNV Resolution No. 1012/2024.

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

A director will not be liable if, notwithstanding his or her presence at a meeting at which a resolution was adopted or his or her knowledge of the resolution, a written record exists of his or her opposition thereto and he or she reports his or her opposition to the Supervisory Committee before any complaint against him or her is brought before the Board of Directors, the Supervisory Committee, the Annual Ordinary Shareholders’ Meeting, the competent governmental agency or the courts. Any liability of a director vis-à-vis Telecom Argentina terminates upon approval of the directors’ performance by the shareholders at a shareholders’ meeting, provided that, shareholders representing at least 5% of our capital stock do not object and provided that this liability does not result from a violation of the Telecom Argentina’s bylaws, the Argentine law or regulations.

Additionally, Capital Markets Law No. 26,831 provides that those who infringe upon the provisions set forth therein shall be subject, in addition to civil and criminal liability (as applicable), to certain sanctions including warnings, fines, disqualification, suspension or prohibition from acting under the public offering framework.

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. As of the date of this Annual Report, the total amount covered by this insurance is US$80 million.

Executive Committee

Telecom Argentina’s bylaws grant the Board of Directors the power to appoint an Executive Committee formed by some of its members and be in charge of Telecom Argentina’s day-to-day affairs, in each case under the supervision of the Board of Directors.

The Board of Directors decided to appoint an Executive Committee on January 1, 2018. On January 31, 2018, the Board of Directors approved the Rules of the Executive Committee (Reglamento de Facultades y Funcionamiento) and on that date the Executive Committee started functions.

Audit Committee

Capital Markets Law No. 26,831 provides that companies with publicly listed shares must appoint an Audit Committee to be formed by three or more members of the Board of Directors. Under CNV rules, the majority of the members of the Audit Committee must be independent. In order to qualify as independent, the director must be independent with respect to the company, any controlling shareholders or any shareholders that are significant participants in the company and cannot carry out executive duties for the company. A member of the Board of Directors cannot qualify as an independent director if he or she is a relative of a person who would not qualify as an independent director if such relative were appointed as a member of the Board of Directors.

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

On April 25, 2024, Telecom Argentina’s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran as members of Telecom Argentina’s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee Financial Expert under SEC guidelines.

Under SEC, NYSE and CNV regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2025 has not yet been held.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2024, a budget of P$128 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Ordinary Shareholders’ Meetings approving the Audit Committee expenditures for year 2025 has not yet been held.

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

The duties of this committee include reviewing and implementing policies, mechanisms and procedures to identify, to measure and to mitigate risks for Telecom Argentina, and recommend any steps or adjustments it deems necessary to reduce the risk profile of the organization.

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

Telecom Argentina has established different action plans that endeavor to mitigate, in whole or in part, very critical and critical risks. However, it cannot be assured that such plans are totally effective, or other events, unforeseen as of the date of this Annual Report, could arise and affect the performance of Telecom Argentina.

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

In recent years we have conducted wage negotiations with all trade unions aiming to increase salaries in Argentine Pesos as a response to high inflation rates in Argentina. Wage negotiations were conducted in a cooperative environment, and we were the object of just one strike and a few direct action measures, both of which took place during salary negotiations. Collective bargaining agreements were executed with the Argentine Association of Cable Television for the employees represented by SATSAID and SALCo, and directly with the Trade Union Unity that groups the different telephone trade unions (FATEL, FOEESITRA, FOPPSTA, CEPETEL), UPJET and press worker unions.

As of December 31, 2024, the total number of Telecom employees was 19,987, as compared to 21,262 employees as of December 31, 2023, and 21,729 employees as of December 31, 2022. As of December 31, 2024, 19,380 employees were located in Argentina, 456 employees were located in Paraguay, 148 employees were located in Uruguay, two employees were located in the United States and one employee was located in Chile. As of December 31, 2023, 20,663 employees were located in Argentina, 448 employees were located in Paraguay, 149 employees were located in Uruguay and two employees were located in the United States. As of December 31, 2022, 21,131 employees were located in Argentina, 441 employees were located in Paraguay, 155 employees were located in Uruguay and two employees were located in the United States.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee is as follows:

●	Alejandro A. Urricelqui: 113,814 Class B Shares and 69,200 ADRs;
●	Mariano M. Ibáñez: 4,370 ADRs;
●	Baruki L.A. González: 188,500 Class B Shares; and
●	Pablo G. San Martín: 740 Class B Shares.

Capital stock of Telecom Argentina held by the senior management is as follows:

●	Mr. Roberto Nóbile: 11,000 Class B Shares;
●	Mr. Gabriel Blasi: 3,500 ADRs;
●	Mr. Fernando Cravero: 7,401 Class B Shares and 1,200 ADRs; and

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

●	Mr. Guillermo Páez: 2,943 Class B Shares.

No other member of Telecom Argentina’s senior management holds capital stock of Telecom Argentina.

Share Ownership Plan

We do not have any arrangements currently in force involving our employees, directors or senior management regarding the capital stock or notes of the Company.

At the time of the privatization of ENTel in 1990, the Argentine government created a Share Ownership Plan (“SOP”), for the employees of ENTel and Compañía Argentina de Teléfonos (CAT), which were acquired by Telecom Argentina, Telintar and Startel. Pursuant to the Privatization Regulations, 10% of Telecom Argentina’s then-outstanding shares, consisting of 98,438,098 Class C Shares, were transferred by the Argentine government to Telecom Argentina, Telintar, and Startel employees previously employed by ENTel and CAT. This transfer was made through a general transfer agreement signed on December 29, 1992. Our Class C Shares consist exclusively of shares originally sold in connection with the SOP. Most of Class C Shares were converted into Class B Shares from time to time. As of the date of this Annual Report, the outstanding number of Class C Shares is 106,734.

Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2024, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

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
(2)	Includes 198,085,167 Class B Shares in the form of ADSs owned by FTL representing 31.54% of total Class B Common Shares and 9.2% of Telecom Argentina’s total capital stock
(3)	Trust created under the Voting Trust Agreement of April 15, 2019, composed of 50% of Class A Shares and 50% of Class D Shares. Trustees: Héctor Horacio Magnetto and David Martínez Guzmán. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement”.

As of December 31, 2024, there were approximately 67.84 million American Depositary Shares outstanding (representing rights to 339.22 million Class B Shares or 54.0% of total Class B Shares). Further, as of December 31, 2024, there were approximately 65 registered holders of American Depositary Shares in the United States and approximately 41,100 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described under “—Telecom Shareholders’ Agreement” and the Company’s bylaws.

The Ordinary and Extraordinary General Meeting and the Special Meeting of Class C Shares, held on December 15, 2011, approved the power for the additional conversion of up to 4,593,274 Class C Shares into the same amount of Class B Shares in one or more tranches. As of December 31, 2024, 4,486,540 Class C Shares were converted into Class B Shares in 13 tranches. As of the date of this Annual Report, 106,734 Class C Shares are still pending to be converted into Class B Shares.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Major Shareholders

CVH is the direct holder of 28.16% of Telecom Argentina’s total capital stock (in the form of Class D Shares). Additionally, both VLG Argentina (currently merged and absorbed by CVH) and FTL, contributed to the Voting Trust, in accordance with the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”). See “—Telecom Shareholders’ Agreement”.

CVH is an Argentine corporation, and its primary purpose is to hold capital stock in corporations whose object and purpose is to provide ICT Services and Audiovisual Communication Services. Its controlling shareholder, in turn, is GC Dominio, another Argentine corporation.

On April 28, 2023, the Annual Ordinary and Extraordinary Shareholders’ Meetings of CVH approved the corporate reorganization process consisting of the merger by absorption of VLG and the Pre-merger Commitment. The Definitive Merger Commitment was executed by public deed dated June 5, 2023.

On September 1, 2023, IGJ proceeded to register in its Public Registry the merger by absorption of VLG and its dissolution without liquidation with effect from January 1, 2023.

FTL is the direct holder of 30.03% of Telecom Argentina’s total capital stock (Class A Shares and ADS representing Class B Shares). Until December 31, 2017, FTL was Telecom Argentina’s controlling shareholder.

FTL is a Delaware (United States) limited liability company, and is a wholly-owned direct subsidiary of Fintech Holdings Inc. Its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Holdings Inc., a Delaware (United States) corporation, is directly controlled by Mr. David Martínez.

Telecom Shareholders’ Agreement

On July 7, 2017, FTL, certain of its affiliates and CVH entered into a shareholders’ agreement (“Telecom Shareholders’ Agreement”), which regulates certain matters as to the corporate governance of Telecom Argentina which became effective upon completion of the Merger, while other provisions became effective simultaneously upon execution of the Telecom Shareholders’ Agreement.

The Telecom Shareholders’ Agreement provides, among other matters, the following:

●	Any shareholders party to the Telecom Shareholders’ Agreement (any such shareholder, a “SHA Party”) are subject to restrictions on the transfer of all their Telecom Argentina shares including (i) the right of first refusal to purchase such shares from a selling SHA Party, (ii) certain tag-along rights of each other SHA Party and (iii) so long as a SHA Party holds at least a certain minimum amount of shares, such SHA Party will be entitled to certain drag-along rights pursuant to which it will be able to require the other SHA Parties to sell, together with the dragging SHA Party, a number of shares that represents in the aggregate at least fifty-one percent (51%) of our shares;
●	FTL and CVH undertook to execute a voting trust agreement (the “Voting Trust Agreement”), which was formalized on April 15, 2019, pursuant to which FTL and VLG Argentina contributed 235,177,350 Class A Shares and 235,177,350 Class D Shares of Telecom, respectively, to a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds in Telecom, exceed fifty percent (50%) of the outstanding shares, and (ii) CVH and FTL each appointed a co-trustee. The shares contributed to the Voting Trust will be voted by the co-trustee of CVH in accordance with the vote of CVH or following the instructions of CVH, except in respect of certain matters subject to veto under the Telecom Shareholders’ Agreement, in which case such shares will be voted by the co-trustee of FTL in accordance with the vote of FTL or following the instructions of FTL;
●	The Board of Directors of Telecom Argentina will consist of an odd number of members between 11 to 17. Each of FTL, CVH and the Voting Trust will vote or cause to be voted, their shares, whether held directly or indirectly, in favor of the election of directors designated by FTL and CVH, a majority of which will be designated by CVH, subject to CVH and FTL satisfying certain ownership thresholds of the shares;

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

●	Subject to CVH and FTL satisfying certain ownership thresholds of the shares, CVH will be entitled to designate the CEO and all key employees of Telecom Argentina and its subsidiaries other than the CFO and the Internal Auditor, including the Chief Operating Officer, Chief Technical Officer, Director of Supply, Legal Director, Human Resources Director, Regulatory Affairs Director, Institutional Relationship Director, Chief of Compliance, any other officer or employee having a direct line of reporting to the CEO or a joint line of reporting to the CEO and the Vice Chairman of the Board or the Deputy CEO and any other officer or employee holding commensurate responsibilities. FTL will be entitled to designate the CFO and the Internal Auditor;
●	An Executive Committee of Telecom Argentina will be established consisting of five members, of which three will be designated by CVH and two will be designated by FTL, in each case subject to the SHA Party maintaining certain ownership thresholds. In addition, CVH will be entitled to designate two members of our Audit Committee and three members of our Supervisory Committee and FTL will be entitled to designate one member of the Audit Committee and two members of the Supervisory Committee;
●	Prior to each of our shareholder meetings or any other meeting upon which certain veto matters will be decided, CVH and FTL agree to hold meetings at which their representatives will determine how CVH and FTL, and the Voting Trust, if in effect, will vote their shares at such meeting in accordance with the provisions of the Telecom Shareholders’ Agreement;
●	We are required to maintain a listing of the Class B Shares and the ADSs representing the Class B Shares on the BYMA and the NYSE, respectively;
●	Each SHA Party and its respective affiliates is prohibited from acquiring any of our capital stock from a third party without (i) proper notice to the other SHA Party and (ii) the right for such other SHA Party to purchase fifty percent (50%) of the shares to be purchased from the third party; provided that CVH may acquire an additional two percent (2%) of our shares without complying with the foregoing obligations;
●	In the event that a tender offer was required in connection with the Merger, CVH would launch such tender offer to acquire Class B Shares, and FTL would be jointly and severally liable for payment for, and would receive following the closing of such tender offer, fifty percent (50%) of any of our Class B shares tendered in such tender offer; subject to the right of CVH to acquire 100% of the shares tendered until it acquired shares (including any Telecom shares acquired (other than from FTL and its affiliates) since the Merger) representing up to 2% of Telecom’s total capital stock, see “Item 7— Major Shareholders and Related Party Transactions — Major Shareholders—Public tender offer due to change of control”;
●	Subject to satisfying certain ownership thresholds, each of FTL and CVH, and certain other shareholders that subsequently become a SHA Party, will have certain veto rights over our corporate governance matters;
●	The SHA Party agree to cause us to declare and pay dividends if our consolidated operating cash flows exceed a certain threshold, after taking into consideration certain adjustments; and
●	Each SHA Party will have certain registration rights with respect to our Class B Shares subject to the SHA Party satisfying certain ownership thresholds.

A copy of the Telecom Shareholders’ Agreement has been filed with the SEC and can be found as Exhibit 99.3 incorporated by reference into the Schedule 13D filed on January 2, 2018. As a result of the Merger and the arrangements resulting from the Telecom Shareholders’ Agreement, CVH has been considered to have acquired control of us.

Related Party Transactions

Our policy is to make transactions with related parties on arm’s-length basis.

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

Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Capital Markets Law No. 26,831, Telecom’s Bylaws and the Rules of the Executive Committee to verify that the agreement could reasonably be considered in accordance with normal and customary market practice.

Transactions with related parties of Grupo Clarín for the year ended December 31, 2024, resulted in income for telecommunication services rendered by us of P$5,765 million and expenses for services received of P$62,106 million.

Transactions with associates and joint venture resulted in income for services rendered of P$521 million as of December 31, 2024. Additionally, transactions with associates and joint venture resulted in expenses of P$2,673 million as of December 31, 2024.

As of December 31, 2024, we had no loans outstanding to the executive officers of Telecom Argentina.

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

ITEM 8.    FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18 for Telecom Argentina’s Consolidated Financial Statements. For a description of events that have occurred since the date of the Company’s Financial Statements, see “Item 4—Information on the Company—Recent Developments”.

Legal Proceedings

The descriptions of the legal proceedings, including labor claims, general proceedings and consumer trade union proceedings in Note 19 to our Consolidated Financial Statements are incorporated herein by reference.

Dividend Policy

See the descriptions of Dividend Policy in “Item 10—Additional Information—Telecom Argentina’s Capital Stock—Dividends”, and the descriptions of dividends paid in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Dividends to Shareholders”.

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2024, 2023 and 2022—Factors Affecting Results of Operations”.

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.    THE OFFER AND LISTING

The number of shares as of December 31, 2024, was as follows:

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

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

Certain historical information regarding the BYMA is set forth in the table below.

	2024	2023	2022
Market capitalization (P$ billions) (1)	113,270	42,042	9,358
As percent of GDP (2)	18	21	12
Volume (P$ million) (1)(3)	1,629,522,218	379,665,221	110,512,821
Average daily trading volume (P$ million) (1)(3)	6,415,444	1,562,408	451,073
Number of traded companies (including Cedears)	420	370	338
(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).
(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 31, 2024. The amount for 2024 is based on the last information available as of the filing date.
(3)	The amount for 2024 is based on the sum of the information published monthly.

Source: Instituto Argentino de Mercado de Capitales

Plan of Distribution

Not applicable.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

PART I - ITEM 9 THE OFFER AND LISTING	TELECOM ARGENTINA S.A.

ITEM 10.    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Register

Telecom Argentina’s bylaws were registered before the IGJ on July 13, 1990, under number 4,570, book 108, volume “A” of Corporations. The Extraordinary Shareholders’ Meeting and Class A Shares and Class D Shares Special Shareholders’ Meetings held on October 10, 2019 approved the amendment of Sections 4, 5 and 6 of the Bylaws, so that Class A Shares and Class D Shares may be certified shares in accordance with applicable law or book-entry shares, as decided by Class A Shares and Class D Shares Special Shareholders’ Meetings, respectively. The registration of these amendments before IGJ occurred on March 13, 2020. Afterwards, the Extraordinary Shareholders’ Meeting and Class A Shares and Class D Shares Special Shareholders’ Meetings held on December 11, 2020 approved the amendment of Section 10 of the Company’s Bylaws so as to establish a minimum prior notice for any call to Board Meetings of five calendar days, except in the event of urgency, in which case the Meeting may be called with a prior notice of one day, and to establish new means of notification of calls for said Meetings. The registration of these amendments before IGJ occurred on February 1, 2021.

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

Voting Rights

Pursuant Telecom Argentina’s bylaws, each share entitles the holder thereof to one vote at the shareholders’ meetings. All of Telecom Argentina’s directors are appointed jointly by shareholders in an Ordinary Shareholders’ Meeting.

Under Argentine law, shareholders are entitled to cumulative voting rights for the election of up to one-third of the vacancies to be filled on the Board of Directors and the Supervisory Committee. If any shareholder notifies a company of its decision to exercise its cumulative voting rights not later than three business days prior to the date of the Ordinary Shareholders’ Meetings, all shareholders are entitled, but not required, to exercise their cumulative voting rights as well.

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

Shareholders’ Meetings

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. Telecom Argentina is required to hold an annual ordinary shareholders’ meeting (“Annual Ordinary Shareholders’ Meeting”) in each fiscal year to consider the matters outlined in Section 234 of the GCL, Section 71 of Law No. 26,831 and CNV rules, including but not limited to:

●	approval of Telecom Argentina’s financial statements and general performance of the directors and members of the Supervisory Committee for the preceding fiscal year;
●	election, removal and remuneration of directors and members of the Supervisory Committee;
●	allocation of profits; and
●	appointment of external auditors.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Matters which may be considered at these or other ordinary meetings include, but are not limited to:

●	consideration of the responsibility of directors and members of the Supervisory Committee; and
●	capital increases and the issuance of notes.

Extraordinary shareholders’ meetings (“Extraordinary Shareholders’ Meetings”) may be called at any time to consider matters beyond the scope of the ordinary shareholders’ meetings, including amendments to the bylaws, issuances of certain securities that permit profit sharing, anticipated dissolution, merger and transformation from one type of company to another, etc.

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

Notice of the shareholders’ meeting must be published in the Official Gazette and in a widely circulated newspaper in Argentina, at least twenty days before the shareholders’ meeting. In order to attend a meeting, shareholders must submit proper evidence of their ownership of shares via book-entry account held at the Caja de Valores S.A. in the case of Class B Shares and Class C Shares, and via book-entry account held by the Company of Class A Shares and Class D Shares. Entitled to attend the meeting, a shareholder may be represented by proxy.

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

The quorum for Ordinary Shareholders’ Meetings consists of a majority of the capital stock entitled to vote. In Ordinary Shareholders’ Meetings, resolutions may be adopted by the affirmative vote of a majority of the shareholders present that have issued a valid vote, without counting voluntary abstentions. If there is no quorum at the meeting, a second Ordinary Shareholders’ Meetings may be called. The meeting in a second call can be held whatever the number of the shareholders at the meeting, and resolutions may be adopted by a majority of the shareholders present.

The quorum for Extraordinary Shareholders’ Meetings is 60% of the capital stock entitled to vote. If there is no quorum at the Extraordinary Shareholders’ Meeting, a second Extraordinary Shareholders’ Meeting may be called. The quorum for Extraordinary Shareholders’ Meetings in a second call is the 30% of the present capital stock. In both cases, decisions are adopted by a majority of valid votes, except for certain fundamental matters, including:

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

For these purposes, the Board of Directors must submit our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the shareholders for their approval at an Annual Ordinary Shareholders’ Meetings.

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

Upon the approval of the financial statements, the shareholders determine the allocation of Telecom Argentina’s net profits (if any). Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (i.e. IFRS Accounting Standards in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted or reconstituted. In addition, the Telecom Shareholders Agreement includes certain provisions with respect to the payment of dividends under certain circumstances Under CNV rules, a shareholders’ meeting convened to approve the financial statements in which retained earnings are positive must make a specific decision on the use of such earnings in accordance with the GCL. The shareholders’ meeting must resolve on its distribution as cash dividends, capitalization with issuance of paid-in shares, use to create reserves other than statutory reserves, or a combination of such alternatives. In addition, the GCL requires Argentine companies to allocate 5% of any net profits to a legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As a result of these rules the balance of retained earnings after the allocation approved by the Annual Ordinary Shareholders’ Meeting should be zero. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS Accounting Standards as from January 1, 2012, should be assigned to a special reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

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

Capital increase and reduction

Telecom Argentina may increase its capital upon authorization of an Ordinary Shareholders’ Meeting. All capital increases must be confirmed by the CNV, published in the Official Gazette and recorded with the IGJ. Capital reductions may be voluntary or mandatory. Shares issued in connection with any capital increase must be divided among the various classes in proportion to the number of shares of each class outstanding as of the date of the issuance, provided that the number of shares of each class actually issued may vary based on the exercise of preemptive rights and additional accretion rights in accordance with the procedure described under “—Preemptive Rights” below.

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

Appraisal Rights

Whenever certain extraordinary resolutions are adopted at an Extraordinary Shareholders’ meeting, such as a merger of Telecom Argentina into another entity, a change of corporate object and purpose, transformation from one type of corporate form to another, or the voluntary withdrawal from the public offering framework or listing of Telecom Argentina’s shares, any shareholder dissenting from the adoption of any resolution may withdraw from Telecom Argentina and receive the book value of his or her shares determined on the basis of Telecom Argentina’s annual financial statements (as approved by the Annual Ordinary Shareholders’ Meeting), provided that the dissenting shareholder exercises its appraisal rights within five days following the Annual Ordinary Shareholders’ Meeting at which the resolution was adopted. This right may be exercised within 15 days following the meeting if the dissenting shareholder was absent and provided he or she can prove that he or she was a shareholder on the day of the Annual Ordinary Shareholders’ Meeting on which the resolution was adopted. In the case of a merger of Telecom Argentina or a spin-off of Telecom Argentina, no appraisal rights may be exercised if Telecom Argentina is the surviving company or if the shares that Telecom shareholders would receive as a result of such merger or spin-off would also be admitted to the public offering framework or listed in Argentina.

Appraisal rights are extinguished if the resolution is subsequently overturned at another shareholders’ meeting held within sixty days of the expiration of the time period during which absent shareholders may exercise their appraisal rights.

Payment on the appraisal rights must be made within one year of the date of the shareholders’ meeting at which the resolution was adopted. In the case of voluntary withdrawal from the public offering framework or listing of Telecom Argentina’s shares, the payment period is reduced to sixty days from the date of the approval of the voluntary withdrawal.

Notwithstanding the foregoing, should Telecom Argentina decide to voluntarily withdraw its shares from the public offering framework or listing in Argentina, pursuant to Section 97 of Law No. 26,831, a tender offer by Telecom Argentina at a fair price (precio equitativo) to be determined in accordance with certain parameters must be conducted before such withdrawal.

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

Acquisitions of 5% or more of the voting stock of a public company

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of the voting stock of that particular company, until such person acquires control of that company, in which case the person shall be subject to a different ownership disclosure framework.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Powers of the Directors

The bylaws of Telecom Argentina do not contain any provision regarding the ability to vote on a proposal, arrangement or contract where a director is an interested party. Under Argentine law, a director may sign contracts with the company related to the company’s activities so long as the conditions are on an arm’s-length basis. If such contract does not meet such conditions, the agreement may only be subscribed with the prior approval of the Board of Directors or, in the absence of quorum, with the approval of the Supervisory Committee.

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

Neither the bylaws of Telecom Argentina nor any Argentine law requires the members of the Board of Directors to be shareholders.

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

Under Law No. 26,831, modified by Law No. 27,440, a party which has individually or through a concerted action (actuación concertada) attained control in a publicly traded corporation must offer a fair price (precio equitativo) as defined in Law No. 26,831, as amended, to acquire all shares of such corporation.

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

A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 8035/24 issued by the BCRA on June 6, 2024. Below is a description of the main exchange control measures in effect as of the date of this Annual Report, that apply to the Company and its operations:

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

Specific provisions for inward remittances

Exports of services

Pursuant to Section 2.2 of Communication “A” 8035, exporters shall repatriate and settle in the FX Market, the proceeds from exports of services within 20 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Subject to certain requirements, the proceeds may be applied to the payment of principal and interest under foreign financial debt or registered domestic debt securities, or to the repatriation of foreign investments.

On June 2, 2022, by virtue of Communication “A” 7518 (amended by Communication “A” 7520 and Communication “A” 7766), the BCRA created a foreign currency availability regime for exportation of services. Thus, the legal entities who export telecommunication services, IT services, information services, among others, may have up to US$36,000 per year in accounts in local financial entities without the requirement of settlement in Pesos. In order to access this benefit, the legal entity must: (i) have an affidavit stating that the established limit is not exceeded, that the deadlines for the sale, realization or acquisition of securities (which are identical to those applied for access to the Foreign Exchange Market) are complied with in order to request the use of this mechanism and that the use of this mechanism must be tax neutral; (ii) be a beneficiary of the Regime for the Promotion of Knowledge Economy Exports (Chapter II of Decree No. 679/22); and iii) the intervening entity must additionally have an affidavit from the client stating that the collections that cease to be settled correspond to exports of services that are related to activities associated with the knowledge economy.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of Communication “A” 8035, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within five business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

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

Specific provisions for outflow of funds through the FX Market

Payment of dividends and corporate profits

In accordance with Section 3.4 of Communication “A” 8035, access is granted to the local FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

●     Maximum amounts: The total amount of transfers executed through the FX Market as of January 17, 2020, for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the FX Market as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders’ meeting.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●     Minimum period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as of the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap.

●     Certification of increase of exports of goods: The client must have a “Certification of increase of exports of goods”, for the years 2021 to 2023, for the equivalent to the value of profits and dividends that are paid to the client.

●     Documentation requirements: Dividends must result from closed and audited balance sheets.

●     When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. Also, it must be verified that the operation has been declared, if applicable, in the most recent External Assets and Liabilities Reporting Regime report.

Payment of principal and interest under external financial indebtedness

Foreign financial debt and securities which are registered with a foreign public registry may be serviced with access to the FX Market, if the following conditions are met:

●     evidence of the settlement of foreign currency in the FX Market in an amount equal to the amount of the relevant debt;

●    such loan must have been reported to the BCRA in the in the most recent External Assets and Liabilities Reporting Regime report;

●    access is being carried out no earlier than three business days prior to the scheduled payment date;

●    in case the lender is a related party, prior authorization from the BCRA for the access to the FX Market for the payment of financial debt, which is required until December 31, 2024, shall not be necessary provided (i) that the transactions are for local financial entities’ own operations, (ii) the proceeds have been settled for Pesos in the FX Market as of October 2, 2020, (iii) the indebtedness has an average life of at least two years, (iv) the client has a “Certification of increase of exports of goods” for the years 2021 to 2023 issued in accordance with the provisions of Section 3.18. of Communication “A” 7348 for the equivalent of the principal amount to be paid; (v) it is a financial indebtedness abroad with an average life of not less than two years liquidated between August 27, 2021 and December 12, 2023 and that was used to pay commercial debts for the importation of goods and services as from the issuance of a “Certification of entry of new financial indebtedness abroad” under Section 1. of Communication “A” 7348 and concordant; and (vi) it is a financial indebtedness abroad included in the mechanism of Section 7.11. of Communication “A” 8035 and the date of access is consistent with the conditions required to be included in such mechanism.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

If such remittance is used to make a prepayment more than three (3) business days prior to the scheduled payment date, then:

(1)   if the prepayment is made simultaneously with the disbursement of a new foreign financial indebtedness: (a) the prepayment shall be made simultaneously with the transfer to Argentina and settlement for Argentine Pesos of the proceeds from a new financial debt and/or a new prefinancing of foreign exports, (b) the average life of such new debt shall be longer than the average life of the debt that is being prepaid, (c) the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid, and (d) in the event that the new indebtedness is a pre-financing of foreign exports, the entity must have an affidavit from the client stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections to the cancellation of the principal prior to the maturities computed for the purposes of compliance with the conditions indicated above;
(2)   if the prepayment is made within the process of a securities exchange: (a) the prepayment shall be made as part of an exchange of securities issued by the client, (b) the prepaid amount correspond to the accrued interest on the securities as of the exchange closing date, (c) the average life of such new securities shall be longer than the average life of the securities being exchanged, and (d) the accumulated amount of the principal maturities of the new securities shall not exceed at any time the amount that would have accumulated the principal maturities of the securities being prepaid;
(3)   if the prepayment of principal and interest is made simultaneously with the liquidation of a new financial indebtedness granted by a local financial institution from a foreign line of credit: (a) the prepayment will be made simultaneously with the liquidated proceeds of a new foreign financial indebtedness disbursed as of April 19, 2024; (b) the average life of the new indebtedness will be longer than the average remaining life of the debt security being precanceled; and (c) the aggregate principal maturities of the new indebtedness will at no time exceed the aggregate principal maturities of the debt security being cancelled; and

Access may also be granted when (i) the purchased funds are deposited in the client’s foreign currency accounts in local financial entities, (ii) access takes place within 60 calendar days prior to the applicable time period, (iii) amount purchased daily does not exceed 10% of the total amount to be paid on the scheduled payment date, and (iv) the intervening financial entity has verified that the debt being serviced is in compliance with the FX regulations. The remaining funds that are not used for the payment shall be settled in the FX Market within five business days following the payment date.

Specific provisions for securities transactions

Limitations related to the sale or transfer of securities and other assets.

In order to make payments abroad through the FX Market, the company must, in addition to the requirements applicable in each case, present an affidavit stating that on the day on which it requests access to the market and in the previous 90 calendar days, in the case of securities issued under Argentine or foreign law, directly or indirectly or for the account and order of third parties, has not carried out the transactions mentioned below and that it undertakes not to carry out such transactions as from the moment access is requested and during the following 90 calendar days and 180 calendar days:

(i) sales in the country of securities with settlement in foreign currency;

(ii) exchanges of securities issued by residents for foreign assets;

(iii) transfers of securities to foreign depositories;

(iv) acquisition in the country of securities issued by non-residents with settlement in Pesos;

(v) acquisition of Argentine certificates of deposit representing foreign shares;

(vi) acquisition of securities representing private debt issued in foreign jurisdictions; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

In such affidavit, the following transactions shall not be taken into account:

(i)

transfers of securities to foreign depositories made or to be made by the customer for the purpose of participating in an exchange of debt securities issued by the Argentine government, local governments or private sector resident issuers;

(ii)

the delivery of local assets for the purpose of cancelling a debt with an export credit agency or a foreign financial institution, to the extent that it occurs upon maturity as a consequence of a guarantee clause provided for in the debt contract;

(iii)

sales of securities with settlement in foreign currency in the country or abroad when the total funds obtained from such settlements have been or will be used within 10 days following certain operations;

(iv)sales with settlement in a foreign country or abroad of BOPREAL Bonds, or transfers of these bonds to foreign depositories, when carried out up to the amount acquired in the primary underwriting by those who participated in such underwriting;

(v)

sales with settlement in a foreign country or abroad, or transfers to foreign depositories made from April 1, 2024, by importers of goods and services that have acquired BOPREAL Bonds in a primary underwriting for debts related to the importation of goods and services described in items 4.4 and 4.5 of Communication “A” 8035, provided that the market value of these operations does not exceed the difference between the value obtained from the sale with settlement in foreign currency abroad of BOPREAL Bonds acquired in the aforementioned primary underwritings and their nominal value, if the former is lower;

(vi)	sales of BOPREAL Bonds obtained in a primary subscription.

When the client is a legal entity, Communication “A” 7327 (as amended by Communication “A” 7766) establishes the same requirements in relation to its direct controlling and holders (defined in accordance with the BCRA rules indicated therein). Besides identifying in detail the persons or legal entities that exercise a direct control relationship over it, it must indicate the legal entities with which it forms part of the same economic group. And, for this purpose, the companies that share a control relationship of the type defined in the rules of “Large exposures to credit risk” must be considered as members of the same economic group.

Also, Communication “A” 7142 established that securities transactions arranged abroad may not be settled in Pesos in the country, and only those transactions arranged in the country may be settled in Pesos in the country.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Duly registered securities that are denominated and payable in foreign currency in Argentina between residents

In accordance with Section 3.6 of Communication “A” 8035, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed as of September 1, 2019 is prohibited, except for payments, as from their maturity, of principal and interest of (i) loans in foreign currency granted by local financial entities (including payments of credit cards); (ii) the issuance of debt securities for the refinancing of the debt transactions entered into as of September 1, 2019 that result in an increase in the average life of the debt; (iii) the issuance of debt securities with public registry in Argentina as of November 29, 2019, denominated, subscribed and payable in foreign currency, to the extent the proceeds have been settled through the FX Market; (iv) promissory notes with a public offering issued under the terms of CNV General Resolution No. 1003/24 and related resolutions, denominated and underwritten in foreign currency, with principal and interest payments payable in foreign currency in the country, provided that all funds obtained have been settled in the foreign exchange market.; (v) the issuance of debt securities with public registration in the country, (a) with an average life of not less than two years, denominated in foreign currency and whose services are payable abroad or in foreign currency in the country, made between October 9, 2020 and December 31, 2023, (b) which were delivered to creditors of financial indebtedness abroad and/or debt securities with public registration in the country denominated in foreign currency with due dates between October 15, 2020 and December 31, 2023; which were delivered to creditors of financial indebtedness abroad and/or debt securities with public registry in the country denominated in foreign currency with maturities between October 15, 2020 and December 31, 2023, as part of the refinancing plan duly required in Section 7. of Communication “A” 7106 and related provisions (provisions included in Section 3.17. of the Annex to Communication “A” 8035), based on the following parameters: (1) the amount of principal for which the foreign exchange market was accessed up to December 31, 2023 did not exceed 40% of the amount of principal maturing, except when for an amount equal to or greater than the excess the debtor either registered settlements in the foreign exchange market as of October 9, 2020 for issues of debt securities with public registration abroad or other financial indebtedness abroad or registered settlements in the foreign exchange market as of October 9, 2020 for issues of debt securities with public registration abroad or other financial indebtedness abroad or it had a “Certification of increased exports of goods” for the years 2021 to 2023 issued under Section 3.18., and (2) the remaining principal maturing was, at least, refinanced with a new indebtedness abroad with an average life of two years greater than the average remaining life of the refinanced principal; (vi) the issuance of debt securities with public registry in Argentina as of January 7, 2021, denominated and payable in foreign currency in Argentina, to the extent they were issued to refinance preexisting debts with an increase in the average life, when applicable, to the amount of refinanced capital, the interests accrued up to the date of refinancing, and, if the new debt securities do not register principal maturities in the first two years, an amount equivalent to the interest that would accrue in the first two years for the debt that is refinanced prior to maturity and/or for the postponement of the refinanced principal and/or for the interest that would accrue on the amounts thus refinanced; and (vii) the issuance of debt titles with public registration abroad or in Argentina, denominated in foreign currency, and payable in Argentina or abroad, to the extent that the registration of the customs entry of goods for a value equivalent to the financing received is demonstrated.

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

Access to the FX Market before the scheduled payment date shall be subject to prior authorization by the BCRA, except in certain situations and to the extent the relevant conditions are met, including, without limitation:

1)    in the case of loans granted by local financial entities, the prepayment is made simultaneously with the settled proceeds of a new foreign financial debt, the average life of the new debts exceeds the remaining average life of the debt being prepaid, and the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid;
2)    if the prepayment is made within the process of a securities exchange, see “—Payment of principal and interest under external financial indebtedness” above;
3)    if the prepayment is made in the context of the simultaneous settlement of a new external financial indebtedness, see “—Payment of principal and interest under external financial indebtedness” above; and
4)    if the prepayment is made in the context of the simultaneous settlement of a new debt title, see “—Payment of principal and interest under external financial indebtedness” above.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Access to the FX Market by local trusts for principal and interest payments

Pursuant to Section 3.7 of Communication “A” 8035, local trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly.

Derivatives transactions

Section 3.12 of Communication “A” 8035 provides that derivative transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, that settle in Argentina, shall be made in Pesos.

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

Additional information requirements

In addition, access to the FX Market for the purchase of foreign currency in all of the aforementioned circumstances is also subject to the compliance by the client of the following information requirements:

(A)    the “Anticipo de operaciones cambiarias” regime, pursuant to which the client must disclose to the intervening financial entity any purchase of foreign currency that equals or exceeds a daily threshold of US$100,000, two business days in advance;

(B)    the Foreign Liquid Assets Holdings affidavit (Communication No. 7030, as amended) and/or Argentine certificates of deposits representing foreign shares, stating that (1) all of the foreign currency that the client holds in Argentina is deposited in local bank accounts and that it does not have more than US$100,000 in available foreign liquid assets (excluding funds deposited abroad that cannot be used because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements or funds set up to guarantee foreign derivative transactions) and/or Argentine certificates of deposits representing foreign shares; and, at the beginning of the day in which it requests access to the FX Market, subject to certain exceptions, and (2) the client undertakes to settle in Pesos through the FX Market, within five business days of its availability, those foreign proceeds resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020. Such amount may be exceeded provided the amount in excess (a) was used on the same date to make payments that would have had access to the local exchange market; (b) was transferred in favor of the client to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 5-working day period has not elapsed; (d) consists in funds deposited in foreign bank accounts resulting from foreign financial indebtedness and its amount does not exceed the equivalent to be paid for principal and interests in the next 365 calendar days; (e) are funds deposited in foreign bank accounts originated in the issuance of debt securities executed within the previous 120 calendar days and susceptible to be included in the provisions of Sections 7.11.1.5. and 7.11.1.6. of Communication “A” 8035; (f) are funds deposited in foreign bank accounts originated in the sale of securities with settlement in foreign currency referred to in Section 3.16.3.6.iii) of Communication “A” 8035; funds deposited in foreign bank accounts originated from the proceeds obtained from the underwriting abroad of a new debt security in the last 60 calendar days, which will be used for the refinancing, repurchase, and/or early redemption of debt securities or financial debts abroad, as referred to in Section 3.5 of Communication “A” 8035 and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(C)    the Transactions with Public Securities and other assets affidavit (Communication No. 7001, as amended), where the client must acknowledge that, on the day on which it requests access to the FX Market and in the previous 90 days in the case of securities issued under Argentine or foreign law, directly or indirectly or on behalf of and to the order of third parties: (i) has not arranged sales in the country of securities with settlement in foreign currency; (ii) has not made exchanges of securities issued by residents for foreign assets; (iii) has not made transfers of securities to depository entities abroad; (iv) has not acquired in the country securities issued by non-residents with settlement in Pesos; (v) has not acquired Argentine certificates of deposit representing foreign shares; (vi) has not acquired securities representing private debt issued in foreign jurisdictions; and (vii) has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any individual or legal entity, whether resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. In addition, it must acknowledge that it will refrain from entering into any of such transactions during a 90-day term as from the date thereof, in the case of securities issued under Argentine or foreign law, directly or indirectly or on behalf and order of third parties. Additionally, when the client is an entity, the sworn statement must include (i) the data of the individuals or legal entities that directly control the entity and of other legal entities with which it is part of the same economic group, and (ii) the statement that, at the time of access to the Exchange Market and during the 90 days prior to such request, it has not delivered foreign currency or local liquid assets (except funds deposited in local financial entities), in Argentina, to any person directly controlling it, outside normal transactions of acquisition of goods and services between residents, or to other companies with which it is part of the same economic group.

Repayment of principal and interest of imports of goods and services.

Pursuant to Section 3.3 of Communication “A” 8035, access to the FX Market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

The BCRA’s prior approval will not be required to access the FX Market for the repayment of debts for imports of goods and services with related foreign parties, as long as the maturity of such indebtedness occurs on or after July 5, 2024.

The BCRA’s prior approval will also not be required to access the FX Market for the repayment of debts for imports of goods and services not included in the previous paragraph, provided that the payment is made simultaneously with the settlement of an amount not less than the interest amount for which access to the FX Market is requested, through:

●	new financial indebtedness abroad with an average life of not less than two years and a minimum one-year grace period for principal payments, both counted from the date on which access to the FX Market is granted;
●	new direct investment contributions from non-residents.

New financial indebtedness abroad and new foreign direct investment contributions used under this provision:

(a)   may be entered and settled by the debtor of the foreign indebtedness whose interest is being repaid or by another resident company related to the debtor and its economic group;

(b)   may not be included for the purposes of other measures contemplated in the foreign exchange regulations.

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

Exceptions to the liquidation regime

Through Communication “A” 7664, it was stipulated, among other issues, that the beneficiaries registered in the Regime for the Promotion of the Knowledge Economy will be exempted from the obligation to settle the collection of exports of goods and services that have entered through the foreign exchange market within the terms established in each case and correspond to activities of the knowledge economy, to the extent that they have a “Certification of increase of exports associated to the knowledge economy (Decree No. 679/22)”.

Finally, legal entities that have a “Certification for direct investment contributions within the framework of the Regime for the Promotion of the Knowledge Economy (Decree No. 679/22)” may, when the conditions set forth in point 8 of the regulation are met, access the foreign exchange market from an exchange and/or arbitrage with funds deposited in its “Special account for the regime for the promotion of the knowledge economy” in order to carry out the operations listed in item 7 of Decree No. 679/22.

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

In addition, by means of Communication “A” 7740 and 8035, the BCRA provided, among other things, that the term of 180 calendar days to enter and settle advances, pre-financing and post-financing from abroad shall also apply when: i) the transfer of foreign currency has entered the correspondent account of the local entity as from April 10, 2023 and until December 31, 2024 and ii) the customer has registered foreign currency settlements in the foreign exchange market for advances, pre-financing and/or post-financing from abroad in the year 2022 for an amount equal to or greater than the equivalent of US$ 100,000,000 and the customer deposits the funds for credit in a “Special account for crediting export financing” of its ownership until the foreign currency settlement is completed or undertakes that the funds will remain credited in the correspondent account of the entity until their entry through the foreign exchange market is completed. The retransfer abroad of the funds that remain as transfers pending settlement shall require the prior approval of the BCRA.

TAXATION

Argentine taxes

The following summary of certain Argentine tax matters is based upon the tax laws of Argentina and regulations thereunder as of the date of this Annual Report and is subject to any subsequent changes in Argentine laws and regulations which may come into effect after such date. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities. No assurance can be given that the courts or tax authorities responsible for the administration of the laws and regulations described in this Annual Report will agree with this interpretation. Holders should carefully read “Item 3—Key Information—Risk Factors—Risks Relating to Telecom Argentina’s Shares and ADSs—Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares and/ or ADSs” in this Annual Report and consult their tax advisors regarding the tax treatment of the Class B Shares underlying ADSs and ADSs.

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

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019 and Law No. 27,630 published in the Official Gazette on June 16, 2021, dividends and other profits paid in cash or in non-cash assets —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law (the “Income Tax Law”), Sections 73 (O.T 2019) (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate, provided that they are distributed to Argentine resident individuals and foreign shareholders.

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

Pursuant to the Income Tax Regulatory Decree (O.T 2019), the conversion process by which individual residents change ADRs by excepted shares, will be considered a levied transaction at its value market price.

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

In case the exemption is not applicable and, to the extent foreign beneficiaries do not reside in, or the funds do not arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, the gain realized from the disposition of shares would be subject to Argentine income tax at a 15% rate on the net capital gain or at a 13.5% effective rate on the gross price. In case such foreign beneficiaries reside in, or the funds arise from, jurisdictions not considered as cooperative for purposes of fiscal transparency, a 31.5% effective rate on the gross price should apply.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Section 24 of Decree No. 862/19 lists the “non-cooperative jurisdictions” for Argentine tax purposes as of the date of this Annual Report. Argentine tax authorities are required to report updates to the Ministry of Finance to modify such list. By virtue of Decree No. 603/2024, issued on July 11, 2024, the list of “non-cooperative jurisdictions” was updated. It can be verified in the following link: https://www.afip.gob.ar/jurisdiccionesCooperantes/no-cooperantes/periodos.asp. The information contained in this website is not part of this Annual Report and is not deemed to be incorporated by reference herein.

In such scenarios, according to AFIP General Resolution No. 4,227, the income tax should be withheld and paid to the AFIP (currently ARCA) under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there was no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the ARCA.

Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B Shares.

Personal assets tax

Argentine companies, such as us, have to assess and pay the personal assets tax corresponding to their shareholders that are Argentine individuals and non-Argentine resident persons.

Pursuant to Law No. 27,541, as of December 31, 2024, 2023 and 2022, the tax rate is 0.50%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements. According to Article four of AFIP General Resolution No. 3,363 (and amendments), effective until December 12, 2024, it is understood that the last financial statements of an Argentine entity that must be considered are those prepared under Argentine GAAP without considering the effect arising from the changes in the purchasing power of the currency. AFIP had ratified this criterion on several occasions. Notwithstanding this, during 2022, we learned that AFIP has modified its opinion and understands that the financial statements that must be used as the calculation basis for the determination and liquidation of the tax are those that were submitted for consideration and approved by the body competent company according to the type of company in question. That is, if the company applies IFRS Accounting Standards, the financial statements prepared with such standards should be used. We understand that the new tax interpretation contradicts the provisions of Article four of AFIP General Resolution No. 3,363 (and amendments) so we did not adopt it since we do not share the tax criterion.

Notwithstanding the above, on December 13, 2024, ARCA General Resolution No. 5,611 was published, repealing AFIP General Resolution No. 3,363. By virtue of this, as of the period 2024, the personal assets tax is calculated on the basis of the financial statements prepared under IFRS Accounting Standards.

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

In particular, the U.S. Government will obtain and exchange with the ARCA the following information with respect to Argentine reportable accounts:

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

United States federal income taxes

The following discussion is a summary of certain U.S. federal income tax consequences for a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs or Class B Shares underlying ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including any alternative minimum tax and the Medicare contribution tax on net investment income. This summary applies only to U.S. holders that hold ADSs or Class B Shares underlying ADSs as capital assets for U.S. federal income tax purposes and does not address investors that are members of a class of holders subject to special rules, such as:

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

As used herein, the term “U.S. holder” means a holder that, for U.S. federal income tax purposes, is a beneficial owner of ADSs or Class B Shares underlying ADSs and is:

●	a citizen or individual resident of the United States;
●	a U.S. domestic corporation; or
●	otherwise, subject to U.S. federal income tax on a net income basis with respect to income from the ADSs or Class B Shares.

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

The U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends”. Subject to certain exceptions for short-term (60 days or less) and hedged positions, dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a stablished securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2025 taxable year or the foreseeable future, although there can be no assurance in this regard. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Distributions of additional shares in respect of ADSs or Class B Shares underlying ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Sale or other disposition

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs will be subject to U.S. federal income tax as U.S.-source capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held the ADSs or Class B Shares underlying ADSs for more than one year. The amount of the gain or loss will be equal to the difference between the U.S. holder’s tax basis in those ADSs or Class B Shares and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gains recognized by non-corporate taxpayers are subject to reduced tax rates. The deductibility of capital losses is subject to limitations. If an Argentine tax is withheld, or otherwise paid, on the sale or disposition of ADSs or Class B Shares underlying ADSs, a U.S. holder’s amount realized will include the gross amount of the proceeds of the sale or disposition before deduction of the Argentine tax. See “—Argentine Taxes—Income Tax-Capital gains” for a description of when a disposition may be subject to taxation by Argentina.

Foreign tax credit considerations

Subject to generally applicable limitations and conditions, Argentine dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021, and any Argentine tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Argentine tax on dividends generally will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Argentine tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Argentine dividend tax is not a creditable tax or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Argentine tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions with respect to ADSs or Class B Shares will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

As discussed above in “—Argentine Taxes—Income Tax - Capital Gains,” capital gains realized by a U.S. holder on the sale or other disposition of ADSs or Class B Shares underlying ADSs are generally exempt from tax under current Argentine law. If Argentine tax is imposed in the future on the sale or other disposition of the ADSs or Class B Shares underlying the ADSs, a U.S. holder generally will not be entitled to credit any such Argentine tax against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or Class B Shares underlying the ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Argentine tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Argentine tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the ADSs or Class B Shares even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year.

In addition, amounts paid on account of the personal assets tax (as described in “—Argentine Taxes—Personal assets tax”) generally will not be treated as an income tax for U.S. federal income tax purposes and will consequently not be eligible for credit against a U.S. holder’s federal income tax liability.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders are urged to consult their tax advisors regarding the application of these rules to their particular situations.

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

DOCUMENTS ON DISPLAY

You may request a copy of these filings by writing or telephoning the offices of Telecom Argentina at General Hornos 690, (C1272AAB) Buenos Aires, Argentina. Telecom Argentina’s telephone number is +54-11-4968-4000. Our internet address is https://institucional.telecom.com.ar.

Telecom Argentina maintains a website at https://institucional.telecom.com.ar. The contents of our website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2024, that are sensitive to changes in foreign exchange rates, market prices and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

We do not have any other material market risk exposure.

a)       Foreign Exchange Rate Risk

Foreign exchange exposure arises from our funding operations, and, to a lesser extent, our capital expenditures and expenses denominated in foreign currencies. The Peso/U.S. dollar exchange rate is determined by a free market with certain controls. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

Our results of operations are sensitive to changes in the Peso/dollar exchange rates because our primary assets are in Argentina and most of our revenues are denominated in Pesos (our functional currency) while some parts of our liabilities are denominated in foreign currencies.

Additionally, the Company has cash and cash equivalents, and investments denominated in U.S. dollars and other currencies that are also sensitive to changes in Peso/U.S. dollar exchange rates and contribute to reduce the exposure to commercial and financial obligations in foreign currency.

The devaluation of the Argentine Peso over the last few years, which was 27.7% in 2024, has had and continues to have a negative impact on the payment and revaluation of debts denominated in foreign currency, and any further devaluation may adversely affect our financial situation and operating results. Also, the devaluation rate was lower than the inflation rate of the Argentine Peso, which amounted to 117.8%.

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

b)       Interest Rate Risk

Within its structure of borrowings, Telecom has bank overdrafts denominated in Argentine Pesos accruing interest at rates that are reset at maturity, notes and other financial entities’ loans denominated in Argentine Pesos, U.S. dollar, RMB and Paraguayan Guaraníes that bear interest at fixed and variable rates, so it is exposed to the risk of interest rate fluctuation, mainly through the fluctuation of the SOFR.

c)       Price Risk

The Company’s investments in financial assets at fair value through profit or loss are subject to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

See Note 26 to our Consolidated Financial Statements for a description of financial risk management.

PART I – ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The ADSs are issued by the Depositary under the Deposit Agreement dated as of May 7, 2021, among Telecom Argentina, JPMorgan Chase Bank, N.A., as depositary, and the registered holders from time to time of the ADSs issued thereunder. The address of the Depositary’s principal executive office is 383 Madison Avenue, Floor 11, New York, New York 10179. Each ADS represents rights to five Class B Shares.

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may make available to the Company a set amount, or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may also agree to reduce or waive certain fees described above, that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, the Company and/or certain shareholders of the Company. For the year ended December 31, 2024, the Depositary reimbursed Telecom Argentina approximately US$328,182 in connection with the ADR program.

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

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our CEO and CFO, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2024 (the “Evaluation Date”). Based upon that evaluation, our CEO and CFO have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2024. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2024, has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

On April 25, 2024, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year’s Annual Ordinary Shareholders’ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. In conducting this evaluation, the Board of Directors considered Mr. Harrison’s professional background and educational training. See “Item 6—Directors, Senior Management and Employees—The Board of Directors”.

ITEM 16B.    CODE OF ETHICS

This Annual Report provides the ethical principles to which Telecom Argentina and all members of the Board of Directors, the Supervisory Committee, the CEO, officers and in general all those who work in the Company must abide.

Adjustments made to regulations in recent years and in matters of corporate governance, organization and implementation of preventive measures aimed at reducing the risk of conflict of interest and corrupt practices, and that are applicable to Telecom Argentina as a company subject to the public offering framework both in Argentina and the United States, have been considered for the formulation and approval of the Code of Ethics and Conduct.

No waivers, express or implicit, have been granted to any senior officer or member of the Board of Directors of Telecom Argentina with respect to any provision of the Code of Ethics and Conduct.

The Code of Ethics and Conduct is available on our website at https://inversores.telecom.com.ar/en/corporate-governance.html and the latest update was the elimination of the fax as a reporting channel, furnished to the SEC on Form 6-K on December 4, 2024.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2024, and 2023. Figures are not restated for inflation.

Services Rendered	2024	2023
Audit fees (1)	1,929.4	677.1
Audit related fees (2)	597.3	52.7
Tax fees (3)	172.6	59.1
All other fees (4)	1.2	3.2
Total	2,700.5	792.1
(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2024, and 2023, limited reviews of interim financial statements presented during 2024 and 2023, SEC filing reviews and other attestation services.
(2)	Includes fees billed for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees. In 2024 and 2023, all other fees include primarily fees paid for subscription to business publications and other non-audit related permitted services.

Audit Committee Pre-approval Policies and Procedures

The engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries are pre-approved by the Audit Committee.

PART II	TELECOM ARGENTINA S.A.

The Pre-Approval Procedures provide for services that require:

●	specific pre-approval—to be approved on a case-by-case basis; and
●	general pre-approval—any category or general kind of service that comes within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

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

●	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the ten member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.
●	Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.
●	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors, and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.
●	Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.
●	Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

PART II	TELECOM ARGENTINA S.A.

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer framework, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2024 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated February 27, 2025. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of Telecom’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. The latest update to these policies was made on February 27, 2025. For further information on our insider trading policy, please refer to Exhibit 11.1 to this Annual Report.

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

We have a dedicated cybersecurity structure - the Department of Cybersecurity, under the CTO, led by a Chief Information Security Officer (CISO) and further composed of the Departments of i) Architecture Development & Engineering, ii) Business Information Security Officer (BISO) Enablers Community, iii) Cyber Defense Center, and iv) Governance, Risk, Compliance & Incidents (“GRCI”). The functions of our Department of Cybersecurity have been integrated into the Company’s general risk systems and processes by incorporating the BISO Department teams by business.

The Department of Cybersecurity is responsible for establishing a set of preventive and reactive measures that affect data processing and enable the protection of information. In addition, it conducts the analysis and evaluation of risks related to cybersecurity threats that may impact the Company, in coordination with the GRCI Manager and other cybersecurity leaders. It also ensures the security of computer systems, electronic systems, networks, computers, servers, and data from malicious attacks. The CISO is responsible for reporting the findings to the Company’s Management. (For further information, see below “—Governance - Management”).

Key functions of the Department of Cybersecurity include:

-	Preventing unauthorized individuals, entities, or processes from accessing or modifying information;
-	Ensuring that all critical business services and information are available when required for authorized users, entities, or processes;
-	Identifying risks and proposing security solutions to respond to and monitor them;

PART II	TELECOM ARGENTINA S.A.

-	Overseeing, communicating, and executing technical implementations of security solutions for business objectives;
-	Proactively searching for threats to achieve early identification and isolation, thereby minimizing the impact on the Company’s assets, products, and businesses;
-	Maintaining and developing cybersecurity policies and controls to ensure compliance with the mentioned standards and regulations;
-	Conducting a comprehensive and thorough review of the credit card data processing environment in accordance with the PCI DSS, for which certification for the year 2023 was obtained in early 2024. As of the date of this Annual Report, the Department of Cybersecurity is in the process of obtaining the recertification for the year 2024; and
-	Assessing each cyber event and evaluating its consequences after the attack has been mitigated, among others.

The Cybersecurity Department’s processes are annually reviewed, tested, updated and approved by the GRCI Department. If updates to the processes arise from the review, they are carried out according to the requirements of the Company and in agreement with other areas of the Company. The final review of the processes is carried out by the CISO.

The Company’s incident response and prevention process, depending on the Cybersecurity Department of Telecom includes the following elements: incident response, security awareness and training, penetration testing, vulnerability management, security monitoring, threat detection and response, and threat intelligence.

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

The Department of Cybersecurity oversees the process and, if any risk is detected, instructs them to comply with the Company’s cybersecurity policies.

Training

The Department of Cybersecurity conducts awareness campaigns and training sessions for employees with a focus on: Secure passwords, phishing, social engineering, PCI DSS standards, data leakage, security on WhatsApp and social networks, data protection, and secure development, among others.

Incident Response Plan

We have a critical incident notification process that actively involves and engages the Department of Cybersecurity along with areas such as: Data Center Incidents, Internal Communications, External Communications, B2C Incidents, B2B Incidents, and the relevant business area depending on the incident’s impact. The goal is to detect, respond to, and recover from cybersecurity incidents. This includes processes for classifying, assessing severity, escalating, containing, investigating, and remediating the incident. Additionally, the plan is designed to comply with applicable legal obligations and mitigate damage to the brand and reputation.

To this end, we established an Evaluation Committee to assess the materiality of high-criticality incidents. The Evaluation Committee consists of GRCI, the business areas involved in event management (B2C, B2B, etc.), Accounting Reporting, Risk Management, Legal, External Communications and Media and SOX. The Department of GRCI (part of the Department of Cybersecurity, which is led by the CISO) is responsible for instructing the Evaluation Committee to coordinate and define the qualitative and quantitative assessment of the incident.

PART II	TELECOM ARGENTINA S.A.

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

Risks from Cybersecurity Threats

In 2024, 2023 and 2022, our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. We also did not experience any significant information security breaches in 2024, 2023 and 2022, and the associated expenses, including penalties and settlements, were immaterial. See “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—A cyberattack could adversely affect our business, financial condition, results of operations and cash flow” of this Annual Report for more information on our cybersecurity related risks.

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

Board of Directors

At the Board level, the Audit Committee is ultimately responsible for overseeing the Company’s financial and non-financial risks, including cybersecurity threats. To fulfill this responsibility, the Audit Committee holds meetings regularly and when needed, at which the CISO reports on cybersecurity events and provides updates on current risks. Also, the Audit Committee meets the CISO in case of the existence of a material event, as disclosed in “Incident Response Plan”. These reports may include information about cybersecurity incidents and the responses to them.

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

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2024 and 2023
and for the years ended December 31, 2024, 2023 and 2022.

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina

T: +(54.11) 4850.0000, www.pwc.com/ar

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

Goodwill Impairment Assessment – CGU Telecom

As described in Notes 3.l), 3.m), 3.u), 3.u.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was 3,372,692 million of Argentine pesos in current currency as of December 31, 2024, and the goodwill assigned to the cash generating unit related to operations carried out by the Company and its subsidiaries in Argentina of information and communication technology (ICT) services (“the CGU Telecom”) was 3,348,649 million of Argentine pesos in current currency as of December 31, 2024. Management tests for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that the carrying value of the goodwill might be impaired. The carrying value of the goodwill is considered impaired by management when the carrying value of the CGU Telecom is higher than its recoverable value. The recoverable value of the CGU Telecom was calculated based on the fair value less the costs of disposal (hereinafter “FVLCD”). The assessment of the FVLCD of the CGU Telecom included significant judgments by management in determining the market capitalization value of the Company adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value, (iii) an estimated control premium (determined by the management with the assistance of advisors, based in the values observed in market transactions) and (iv) estimated disposal costs in an orderly transaction.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the CGU Telecom is a critical audit matter is the significant judgment applied by management when developing the assessment of the recoverable value of the CGU Telecom, which was determined using FVLCD. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the FVLCD of the CGU Telecom and to evaluate adjustments made by management to the Company’s market capitalization value, related to the estimated fair value of other CGUs, the effect of the net liabilities not subject to the impairment test at their estimated fair value and the estimated control premium. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the FVLCD for the CGU Telecom. These procedures also included, among others, evaluating the appropriateness of the FVLCD determination for the CGU Telecom; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and evaluating the adjustments to the Company’s market capitalization value made by management, including (i) the estimated fair value of other CGUs (ii) the estimated fair value for the net liabilities not subject to the impairment test and (iii) the estimated control premium based in the values observed in market transactions. Evaluating management’ adjustments to Company’s market capitalization value to determine the FVLCD of the CGU Telecom involved evaluating whether the significant judgements used by management were reasonable considering the consistency with: (i) valuation techniques generally used to determine fair values, (ii) external market data and (iii) evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology used by management to determine the FVLCD and the reasonableness of the adjustments to the Company’s market capitalization value made by management.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Alejandro Javier Rosa

Autonomous City of Buenos Aires, Argentina

February 28, 2025

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

ADR: American Depositary Receipt.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority, currently “ARCA” (Agencia de Recaudación y Control Aduanero).

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

CNV (Comisión Nacional de Valores): The Argentine Securities and Exchange Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): Paraguay Telecommunications Commission.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 27.a).

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

DFI: Derivative Financial Instrument.

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

FTL: Fintech Telecom LLC, a Telecom shareholder.

TELECOM ARGENTINA S.A.

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

La Capital Cable/Ver TV: Names corresponding to limited companies La Capital Cable S.A. and Ver T.V. S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

LSCA (Ley de Servicios de Comunicación Audiovisual o de Medios): Law of Audiovisual Communications Services.

Micro Sistemas/Pem/Cable Imagen/AVC /Inter Radios/Personal Smarthome/ NYS2/ NYSSA/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Teledifusora San Miguel Arcángel S.A.

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

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ MFH/ Naperville/ Saturn / CrediPay  / Parklet: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Parklet S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

Telefónica: Telefónica de Argentina S.A.

URSEC (Unidad Regulatoria de Servicios de Comunicaciones): Communication Services Regulatory Agency

USA: United States of America

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the BCRA.

TELECOM ARGENTINA S.A.

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

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		As of December 31,
ASSETS	Note	2024	2023
Current Assets
Cash and cash equivalents	4	318,319	347,930
Investments	4	33,584	269,959
Trade receivables	5	295,992	289,338
Other receivables	6	44,755	74,125
Inventories	7	60,444	68,659
Assets classified as held for sale	3.j	1,765	—
Total current assets		754,859	1,050,011
Non-Current Assets
Trade receivables	5	432	549
Other receivables	6	48,968	42,753
Deferred income tax assets	15	32,990	30,085
Investments	4	13,609	51,878
Goodwill	8	3,372,692	3,362,152
PP&E	9	4,330,508	4,947,233
Intangible assets	10	1,896,375	1,973,865
Right of use assets	11	491,319	469,698
Total non-current assets		10,186,893	10,878,213
TOTAL ASSETS		10,941,752	11,928,224
LIABILITIES
Current Liabilities
Trade payables	12	444,687	777,098
Borrowings	13	1,072,741	1,227,050
Salaries and social security payables	14	226,262	198,470
Income tax payables	15	4,560	3,401
Other taxes payables	16	90,662	85,250
Dividends payables	4	686	—
Leases liabilities	17	74,531	62,576
Other liabilities	18	40,399	44,554
Provisions	19	3,884	11,629
Total current liabilities		1,958,412	2,410,028
Non-Current Liabilities
Trade payables	12	16,476	1,990
Borrowings	13	1,805,263	3,407,110
Salaries and social security payables	14	9,468	8,120
Deferred income tax liabilities	15	1,410,737	1,004,199
Other taxes payables	16	2	24
Leases liabilities	17	138,445	130,460
Other liabilities	18	15,317	19,691
Provisions	19	52,850	56,873
Total non-current liabilities		3,448,558	4,628,467
TOTAL LIABILITIES		5,406,970	7,038,495
EQUITY
Equity attributable to Controlling Company		5,425,003	4,720,851
Equity attributable to non-controlling interest		109,779	168,878
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		5,534,782	4,889,729
TOTAL LIABILITIES AND EQUITY		10,941,752	11,928,224

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		For the years ended December 31,
	Note	2024	2023	2022
Revenues	23	4,137,596	4,483,972	4,944,819
Employee benefit expenses and severance payments	24	(1,023,755)	(1,120,311)	(1,238,705)
Interconnection and transmission costs		(118,525)	(132,385)	(152,276)
Fees for services, maintenance, materials and supplies	24	(550,457)	(563,391)	(599,849)
Taxes and fees with the Regulatory Authority	24	(325,622)	(344,478)	(379,692)
Commissions and advertising		(232,226)	(262,627)	(299,503)
Cost of equipment	24	(197,049)	(241,887)	(234,227)
Programming and content costs		(239,016)	(252,980)	(310,185)
Bad debt expenses		(85,217)	(97,236)	(124,382)
Other operating expenses	24	(200,852)	(206,963)	(247,159)
Depreciation, amortization and impairment of Fixed Assets	24	(1,311,344)	(1,534,060)	(3,358,932)
Operating loss		(146,467)	(272,346)	(2,000,091)
Earnings (losess) from associates and joint ventures	4.a	(11,474)	(4,111)	5,553
Financial results from borrowings	25	1,455,571	(1,381,290)	201,704
Other financial results, net	25	144,776	377,419	218,589
Income (loss) before income tax		1,442,406	(1,280,328)	(1,574,245)
Income tax benefit (expense)	15	(409,154)	736,601	179,733
Net income (loss) for the year		1,033,252	(543,727)	(1,394,512)

Attributable to:
Controlling Company		1,012,404	(561,242)	(1,409,383)
Non-controlling interest		20,848	17,515	14,871
		1,033,252	(543,727)	(1,394,512)

Earnings per share for income (loss) attributable to the Controlling Company-Basic and diluted	3.t	470.08	(260.60)	(654.40)

See Note 24 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	For the years ended December 31,
	2024	2023	2022

Net income (loss) for the year	1,033,252	(543,727)	(1,394,512)

Other comprehensive income
Items that may reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(228,544)	159,283	(45,706)
DFI effects classified as hedges	(5,913)	2,859	4,122
Income Tax effects on DFI classified as hedges and others	1,827	(788)	(1,890)
Items that will not be reclassified to profit or loss
Actuarial results	(28)	(915)	189
Income Tax effects	10	320	(68)
Other comprehensive income (loss), net of tax	(232,648)	160,759	(43,353)

Total comprehensive income (loss) for the year	800,604	(382,968)	(1,437,865)

Attributable to:
Controlling Company	849,313	(450,666)	(1,443,189)
Non-controlling interest	(48,709)	67,698	5,324
	800,604	(382,968)	(1,437,865)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution
	Outstanding		Reserves
	shares								Equity	Equity
	Capital				Special				attributable	attributable
	nominal				reserve for		Other		to	to non-
	value	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	(1)	adjustment	Surplus	Legal	implementation	(2)	results	earnings	company	interest	Equity
Balances as of January 1, 2022	2,154	1,870,299	4,809,844	105,700	40,736	396,163	(188,092)	113,539	7,150,343	113,231	7,263,574
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution	—	—	—	5,398	—	109,056	—	(114,454)	—	—	—
- Reserves reallocation	—	—	(201,941)	—	—	201,941	—	—	—	—	—
Dividends (3)	—	—	—	—	—	(306,909)	—	—	(306,909)	—	(306,909)
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	(915)	915	—	(8,617)	(8,617)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(1,409,383)	(1,409,383)	14,871	(1,394,512)
Other comprehensive loss	—	—	—	—	—	—	(33,806)	—	(33,806)	(9,547)	(43,353)
Total Comprehensive income (loss)	—	—	—	—	—	—	(33,806)	(1,409,383)	(1,443,189)	5,324	(1,437,865)

Balances as of December 31, 2022	2,154	1,870,299	4,607,903	111,098	40,736	400,251	(222,813)	(1,409,383)	5,400,245	109,938	5,510,183
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation	—	—	(1,857,584)	—	—	—	—	1,857,584	—	—	—
- Reserves constitution	—	—	—	—	—	448,201	—	(448,201)	—	—	—
Dividends (3)	—	—	—	—	—	(227,443)	—	—	(227,443)	—	(227,443)
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	(8,754)	(8,754)
Subsidiary acquisition (4)	—	—	—	—	—	—	—	—	—	(4)	(4)
Subsidiary call option (5)	—	—	—	—	—	—	(1,285)	—	(1,285)	—	(1,285)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(561,242)	(561,242)	17,515	(543,727)
Other comprehensive income	—	—	—	—	—	—	110,576	—	110,576	50,183	160,759
Total Comprehensive income (loss)	—	—	—	—	—	—	110,576	(561,242)	(450,666)	67,698	(382,968)

Balances as of December 31, 2023	2,154	1,870,299	2,750,319	111,098	40,736	621,009	(113,522)	(561,242)	4,720,851	168,878	4,889,729
(1)	See Note 21.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	See Note 4.b).
(4)	Correspond to Ubiquo’s acquisition. See Note 1.a).
(5)	This operation represents a transaction between controlling and non-controlling stockholders related to the extension of the purchase option of Adesol’s special purpose entities. Therefore. the payments made by the subsidiary Adesol were recognized directly in “Other comprehensive income (loss)” within equity attributable to controlling company.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONT.)

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution
	Outstanding		Reserves
	shares								Equity	Equity
	Capital				Special				attributable	attributable
	nominal				reserve for		Other		to	to non-
	value	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	(1)	adjustment	Surplus	Legal	implementation	(2)	results	earnings	company	interest	Equity
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification (1)	—	—	(168,591)	—	—	(392,651)	—	561,242	—	—	—
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	(10,429)	(10,429)
Subsidiary acquisition (6)	—	—	—	—	—	—	—	—	—	1,883	1,883
Transaction non-controlling interest (7)	—	—	—	—	—	—	(26,307)	—	(26,307)	(2,488)	(28,795)
Subsidiary acquisition (8)	—	—	—	—	—	—	—	—	—	644	644
Dividends (3)	—	—	—	—	—	(118,854)	—	—	(118,854)	—	(118,854)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	1,012,404	1,012,404	20,848	1,033,252
Other comprehensive loss	—	—	—	—	—	—	(163,091)	—	(163,091)	(69,557)	(232,648)
Total Comprehensive income (loss)	—	—	—	—	—	—	(163,091)	1,012,404	849,313	(48,709)	800,604

Balances as of December 31, 2024	2,154	1,870,299	2,581,728	111,098	40,736	109,504	(302,920)	1,012,404	5,425,003	109,779	5,534,782
(1)	See Note 21.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	See Note 4.b).
(4)	Correspond to Ubiquo’s acquisition. See Note 1.a).
(5)	This operation represents a transaction between controlling and non-controlling stockholders related to the extension of the purchase option of Adesol’s special purpose entities. Therefore. the payments made by the subsidiary Adesol were recognized directly in “Other comprehensive income (loss)” within equity attributable to controlling company.
(6)	Corresponds to the exercise of the Naperville call option. See Note 28.2.1.
(7)	See Note 28.2.2.
(8)	Correspond to the establish of a new company, CrediPay. See Note 1.a).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		For the years ended December 31,
	Note	2024	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year		1,033,252	(543,727)	(1,394,512)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		75,912	86,521	129,713
Depreciation of PP&E	24	998,031	1,185,795	1,348,046
Amortization of intangible assets	24	116,261	191,432	194,278
Amortization of rights of use assets	24	198,158	156,150	147,487
Impairment of Goodwill	3.m	—	—	1,654,398
Disposals of Fixed Assets and consumption of materials		1,684	1,105	32,780
Earnings (losses) from associates and joint ventures	4.a	11,474	4,111	(5,553)
Financial results and others		(1,838,304)	610,699	(434,255)
Income tax	15	409,154	(736,601)	(179,733)
Income tax paid (*)		(7,376)	(11,152)	(68,680)
Net increase in assets	4.b	(348,519)	(628,626)	(393,351)
Net increase in liabilities	4.b	161,769	1,029,415	420,745
Total cash flows provided by operating activities		811,496	1,345,122	1,451,363
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(348,124)	(574,763)	(795,144)
Payments for intangible asset acquisitions		(46,084)	(434,589)	(35,397)
Payments for acquisition of subsidiary and joint venture, net of cash acquired	28	(13,863)	(4,915)	(2,759)
Acquisition of call options agreements		—	(5,435)	—
Dividends received from associates	4.b	1,013	2,622	4,170
Proceeds from the sale of PP&E and intangible assets		5,912	2,515	2,428
Compensation received for acquisition of companies		3,199	—	—
Proceeds from DFI liquidations		3,942	52,518	—
Proceeds from sale of investments not considered as cash and cash equivalents		332,958	304,533	96,372
Payments for investments not considered as cash and cash equivalents		(322,369)	(582,846)	(394,458)
Total cash flows used in investing activities		(383,416)	(1,240,360)	(1,124,788)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	13	1,196,510	845,291	577,871
Payment of borrowings	13	(1,121,138)	(497,703)	(463,253)
Repurchase of Notes	13	(26,540)	—	—
Payment of DFI, interests and related expenses	13	(325,365)	(450,710)	(313,379)
Payments of leases liabilities		(91,993)	(96,234)	(103,483)
Transactions with non-controlling interests		(27,491)	(1,285)	—
Dividends paid to non-controlling interests in subsidiaries	4.b	(9,604)	(8,754)	(8,334)
Total cash flows used in financing activities		(405,621)	(209,395)	(310,578)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		22,459	(104,633)	15,997
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		347,930	271,606	262,205
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(52,070)	180,957	(6,596)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		318,319	347,930	271,606

(*)	Years ended December 31,
	2024	2023	2022
Corresponding to Controlling Company	—	(1,442)	(61,379)
Corresponding to subsidiaries	(7,376)	(9,710)	(7,301)
	(7,376)	(11,152)	(68,680)

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

In November 2017, the Company merged with Telecom Personal, so, since that date, it provides directly mobile telecommunications services.

As a consequence of the merger with Cablevisión (accounted for as a reverse acquisition on January 1, 2018), the Company provides cable television services through networks installed in different localities in Argentina and Uruguay.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services, among others, in Argentina. Additionally, through its subsidiaries, it also provides diverse ICT Services in Uruguay, Paraguay, USA and Chile.

Moreover, through its controlled companies Micro Sistemas, Personal Envíos and CrediPay, the Company provides fintech services related to the use of electronic means of payment, transfers and/or electronic use of money, among others.

As of December 31, 2024, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

			Telecom Argentina’s
			direct/indirect interest
			in capital stock and
Company	Main Activity	Country	votes
Micro Sistemas (a)	Services related to the use of electronic payment media	Argentina	100.00%
Manda (b)	Holding	Argentina	100.00%
RISSAU (b)	Broadcasting services	Argentina	100.00%
AVC (c)	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Holding	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (d)	Security solutions and services	Argentina	100.00%
NYS2 (d)	ICT Services and Audiovisual Communication Services	Argentina	100.00%
NYSSAU (c)	Provision of internet access services	Argentina	100.00%
TSMA (e)	Community Closed-Circuit Television	Argentina	100.00%
Ubiquo (f)	Cybersecurity services and products	Chile	95.00%
Núcleo (g)	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos (h)	Mobile financial services	Paraguay	67.50%
CrediPay (d) (i)	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (j)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Parklet (d) (k)	Development and provision of digital platforms	Uruguay	100.00%
MFH (a)(h)	Holding	USA	100.00%
Naperville (b)	Holding	USA	100.00%
Saturn (b)	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%
(a)	As of December 19, 2024, MFH directly controls Micro Sistemas.

TELECOM ARGENTINA S.A.

(b)	The companies Naperville and Saturn were indirectly acquired in May and July, 2024, by the subsidiary Televisión Dirigida. Naperville and Saturn have a 76.63% and 23.27% shareholding in Manda, respectively, which in turn owns 100% of RISSAU. For further details, see Note 28. 2).
(c)	On December 4, 2024, the Board of Directors of Telecom Argentina and the Boards of Directors of NYSSA and AVC, approved the initiation of the process leading to the corporate reorganization consisting of the merger by absorption of NYSSA and AVC (as absorbed companies) by Telecom (absorbing company), effective as of January 1, 2025, from which date the operations of NYSSA and AVC should be considered as carried out by Telecom Argentina.
(d)	As of the date of issuance of these consolidated financial statements, these subsidiaries are dormant entities.
(e)	In September 2024, the Company acquired an additional 49.9% equity interest in TSMA by exchanging 49.9% of its equity interest in Ver TV. For more details, see Note 28.1).
(f)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023.
(g)	During June 2024, the merger by absorption between Núcleo (absorbing company) with Tuves Paraguay S.A. (absorbed company) has taken place.
(h)	Since May 2024, the subsidiary MFH directly controls Personal Envíos.
(i)	On August 19, 2024, the subsidiary MFH established the company CrediPay in the Republic of Paraguay (with a 67.5% ownership) - whose corporate purpose is the granting of loans, financing, purchase of goods and services, as well as the development of payment networks, with the aim of participating in and investing in companies related to financial activities-, with the purpose of participating in and investing in companies related to financial activities.
(j)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A..
(k)	Company indirectly acquired by the subsidiary Opalker on December 9, 2024 generating a goodwill of $4 million.

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

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments”.

The Executive Committee and the CEO continue to monitor these business to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets.

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information for the years ended December 31, 2024, 2023 and 2022:

◻	Consolidated Income Statement as of December 31, 2024

	ICT Services in Argentina			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	3,165,736	664,201	3,829,937	266,915	63,773	330,688	(23,029)	4,137,596
Operating costs without depreciation, amortization and impairment of Fixed Assets
Employee benefit expenses and severance payments	(823,975)	(169,612)	(993,587)	(24,450)	(5,718)	(30,168)	—	(1,023,755)
Fees for services, maintenance, materials and supplies	(393,042)	(118,206)	(511,248)	(35,839)	(8,599)	(44,438)	5,229	(550,457)
Taxes and fees with the Regulatory Authority	(258,519)	(53,793)	(312,312)	(10,931)	(2,379)	(13,310)	—	(325,622)
Commissions and advertising	(133,932)	(24,889)	(158,821)	(62,477)	(14,085)	(76,562)	3,157	(232,226)
Programming and content costs	(172,422)	(34,428)	(206,850)	(25,570)	(6,596)	(32,166)	—	(239,016)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(429,466)	(126,821)	(556,287)	(47,831)	(12,168)	(59,999)	14,643	(601,643)
Adjusted EBITDA	954,380	136,452	1,090,832	59,817	14,228	74,045	—	1,164,877

Depreciation, amortization and impairment of Fixed Assets								(1,311,344)
Operating loss								(146,467)
Losses from associates and joint ventures								(11,474)
Financial results from borrowings								1,455,571
Other financial results, net								144,776
Income before income tax								1,442,406
Income tax expense								(409,154)
Net income								1,033,252

Attributable to:
Controlling Company								1,012,404
Non-controlling interest								20,848
								1,033,252

◻	Consolidated Income Statement as of December 31, 2023

	ICT Services in Argentina			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	1,053,442	3,134,943	4,188,385	81,877	234,945	316,822	(21,235)	4,483,972
Operating costs without depreciation, amortization and impairment of Fixed Assets
Employee benefit expenses and severance payments	(279,608)	(809,275)	(1,088,883)	(8,277)	(23,151)	(31,428)	—	(1,120,311)
Fees for services, maintenance, materials and supplies	(131,861)	(399,380)	(531,241)	(9,292)	(26,177)	(35,469)	3,319	(563,391)
Taxes and fees with the Regulatory Authority	(83,591)	(249,546)	(333,137)	(2,968)	(8,373)	(11,341)	—	(344,478)
Commissions and advertising	(52,319)	(158,226)	(210,545)	(13,346)	(40,395)	(53,741)	1,659	(262,627)
Programming and content costs	(55,317)	(164,208)	(219,525)	(8,532)	(24,923)	(33,455)	—	(252,980)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(145,951)	(488,140)	(634,091)	(15,714)	(44,923)	(60,637)	16,257	(678,471)
Adjusted EBITDA	304,795	866,168	1,170,963	23,748	67,003	90,751	—	1,261,714

Depreciation, amortization and impairment of Fixed Assets								(1,534,060)
Operating loss								(272,346)

Losses from associates and joint ventures								(4,111)
Financial results from borrowings								(1,381,290)
Other financial results, net								377,419
Income before income tax								(1,280,328)
Income tax benefit								736,601
Net loss								(543,727)

Attributable to:
Controlling Company								(561,242)
Non-controlling interest								17,515
								(543,727)

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2022

	ICT Services in Argentina			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	505,735	4,136,903	4,642,638	36,650	298,266	334,916	(32,735)	4,944,819
Operating costs without depreciation, amortization and impairment of Fixed Assets
Employee benefit expenses and severance payments	(135,282)	(1,085,608)	(1,220,890)	(2,551)	(20,716)	(23,267)	5,452	(1,238,705)
Fees for services, maintenance, materials and supplies	(60,618)	(508,369)	(568,987)	(4,365)	(34,845)	(39,210)	8,348	(599,849)
Taxes and fees with the Regulatory Authority	(40,156)	(328,516)	(368,672)	(1,194)	(9,826)	(11,020)	—	(379,692)
Commissions and advertising	(27,422)	(220,882)	(248,304)	(5,868)	(45,955)	(51,823)	624	(299,503)
Programming and content costs	(29,442)	(242,395)	(271,837)	(4,285)	(34,063)	(38,348)	—	(310,185)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(75,866)	(639,722)	(715,588)	(6,571)	(54,196)	(60,767)	18,311	(758,044)
Adjusted EBITDA	136,949	1,111,411	1,248,360	11,816	98,665	110,481	—	1,358,841

Depreciation, amortization and impairment of Fixed Assets								(3,358,932)
Operating loss								(2,000,091)

Losses from associates and joint ventures								5,553
Financial results from borrowings								201,704
Other financial results, net								218,589
Income before income tax								(1,574,245)
Income tax benefit								179,733
Net loss								(1,394,512)

Attributable to:
Controlling Company								(1,409,383)
Non-controlling interest								14,871
								(1,394,512)

Additional information per geographical area is disclosed below:

	For the years ended December 31,
	2024	2023	2022
Revenues from customers located in Argentina	3,829,481	4,173,750	4,613,802
Revenues from foreign customers	308,115	310,222	331,017

CAPEX corresponding to the segment “ICT Services in Argentina”	496,921	971,493	778,983
CAPEX corresponding to the segment “Other segments”	72,430	80,735	86,340

	As of December 31,
	2024	2023
Fixed Assets corresponding to the segment “ICT Services in Argentina”	9,692,705	10,184,729
Fixed Assets corresponding to the segment “Other segments”	398,189	568,219

Borrowings corresponding to the segment “ICT Services in Argentina”	2,830,817	4,513,120
Borrowings corresponding to the segment “Other segments”	47,187	121,040

c)    Basis of Presentation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework.

The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3.u).

TELECOM ARGENTINA S.A.

These consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of December 31, 2024 (see section d)).

These consolidated financial statements contain, additionally to all disclosures required under IFRS Accounting Standards, some disclosures required by the LGS and/or by the CNV.

The figures as of December 31, 2023 and for the years ended December 31, 2023 and 2022, which are disclosed in these consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates, according to what is described in section d). When applicable, certain reclassifications were made for comparative purposes.

These consolidated financial statements as of December 31, 2024, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on February 27, 2025.

d)    Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of December 31, 2024.

The table below shows the evolution of the indexes in the last three years according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso against the US dollar for the same years:

	As of December 31,	As of December 31,	As of December 31,
	2022	2023	2024

National Consumer Price Index (National CPI) (December 2016=100)	1,134.6	3,533.2	7,694.0

Variation in Prices
Annual	94.8%	211.4%	117.8%

Banco Nación US$/$ exchange rate	177.2	808.4	1,032.0

Variation in the exchange rate
Annual	72.5%	356.3%	27.7%

Below is a summary of the effect of applying IAS 29:

Restatement of the Statement of Financial Position and the Statement of Changes in Equity

The Company restated all the non-monetary items in current currency as of December 31, 2024. Each item must be restated since the date of the initial recognition or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2024.

Restatement of the Income Statement, the Statements of Comprehensive Income and the Statement of Cash Flows

In the Income Statement and the Statements of Comprehensive Income, items are restated in current currency as of December 31, 2024. The Company shall apply the monthly variations of CPI.

Financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

TELECOM ARGENTINA S.A.

The effect of inflation on the monetary position is included in the Income Statement under Financial cost and Other financial results, net.

The items of the Statement of Cash Flows are restated in current currency at the closing date. The restatement effect has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

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

NOTE 2 – Regulatory framework

a)    Regulatory Authority

Argentina

In Argentina, the regulatory authority for the ICT services provided by the Company and certain subsidiaries is ENACOM. Through Decree No. 89/2024 dated January 26, 2024, the Argentine government ordered the intervention of ENACOM for a period of 180 consecutive days, which was extended through Decree No. 675/2024 until July 7, 2025, to redefine outdated regulations that hinders the technological progress, among other tasks. As of the date of issueance of these consolidated financial statements, there have been no effects on the Company’s operations due to this intervention. The Company will continue to monitor the matter for any potential impacts.

Regarding fintech services, Micro Sistemas is registered with the BCRA as a PSP that offers payment accounts, accepts payments via transfers, and acts as a payment aggregator. It is also registered in the Interoperable Digital Wallets Registry and in the Other Non-Financial Credit Providers Registry. Therefore, Micro Sistemas is subject to certain regulations established by the BCRA and the Financial Information Unit, as it holds the status of Obligated Subject (OS) pursuant to Article 20 of Law No. 25,246 (as amended).

Foreign companies

The Regulatory Authority for ICT Services, provided by Núcleo in Paraguay is the CONATEL. Personal Envíos is under the oversight of the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company.

The Regulatory Authority for the services provided by Telecom USA, in USA, is the Federal Communications Commission.

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

In Paraguay, Núcleo holds a license to provide STMC and PCS. In addition, it holds a license for the installation and exploitation of Internet, data services and license to provide DATDH services throughout Paraguay. These licenses have been granted for renewable five-year periods.

c)    Main Regulatory issues – ICT Services

Among the main regulations that govern the services rendered by the Company, the following stand out:

●	LAD and its amendments.
●	Law No. 19,798 to the extent it does not contradict the LAD.
●	The Privatization Regulations, which regulated that process.
●	The Transfer Agreement.
●	The licenses for providing telecommunication services granted to the Company and the Bidding Terms and Conditions and their respective general rules.
●	Current service regulations. See the main regulations on Licenses, Interconnection, SU and Spectrum in sections d) to e) of this Note.

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

The PEN issued Emergency Decree No. 302/24, published in the Official Gazette on April 9, 2024, whereby it repealed Decree No. 690/20. In addition, said Emergency Decree amended Articles 48 and 54 of the LAD, providing that the licensees of ICT Services shall set their prices, which shall have to be fair and reasonable, cover the exploitation costs and tend towards the efficient supply and a reasonable operation margin. It also provided that the Basic Telephony Service shall continue to be considered a public service.

On June 25, 2024, through Resolution No. 13/2024, the ENACOM repealed Resolution No. 1,466/20, along with all amendments to that resolution.

Prior to the enactment of Decree No. 302/24, which repealed Decree No. 690/20, the Company had filed a claim challenging the constitutionality of Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20 issued in relation thereto. In this sense, on April 30, 2021, the Court of Appeals on Federal Administrative Matters granted the injunction requested by the Company, ordering the suspension of the application of the above-mentioned ENACOM Resolutions and of Emergency Decree No. 690/20. Said injunction was extended until August 20, 2024.

TELECOM ARGENTINA S.A.

On the other hand, on June 19, 2024, the Company was notified of the decision rendered by Chamber II of the Court of Appeals on Federal Administrative Matters, whereby said Court (i) dismissed the grounds raised by the PEN and the appeals filed by the ENACOM against the decision rendered by Federal Court on Administrative Litigation Matters No. 8 dated November 17, 2023, and (ii) upheld the first-instance judgment, ratifying the nullity of both Decree No. 690/20 and the related ENACOM Resolutions Nos. 1,466/20 and 1,467/20.

On July 4, 2024, the PEN filed an extraordinary appeal against the decision rendered by Chamber II of the Court of Appeals on Federal Administrative Matters. On September 24, 2024, the Court of Appeals on Federal Administrative Matters dismissed the extraordinary appeals filed by the PEN and the ENACOM, and upheld the first-instance judgment, ratifying the nullity of both Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20. On October 16, 2024, Telecom was notified of the decision rendered by the Federal Court on Administrative Litigation Matters No. 8, which deemed the proceeding concluded and filed.

d)    General Regulation of the Universal Service (“RGSU” for its Spanish acronym)

ENACOM approved a new RGSU through Resolution No. 721/20 of September 3, 2020.

The Regulation, although it maintains the obligation to contribute to the FFSU 1% of total revenues accrued for the provision of ICT Services net of its taxes and fees (included in “Taxes and fees with the Regulatory Authority” of the Statement of Income), among the most relevant matters, provides:

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

Telecom Argentina filed its affidavits including the offset amounts related to the services that should be considered as SU services.

However, several years after the market’s liberalization and the effectiveness of the SU regulations and its amendments, incumbent operators have still not received any offsets for providing services with the characteristics set forth under the SU regime.

The Company has filed its monthly SU affidavits which result in a receivable. The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these consolidated financial statements as of December 31, 2024 since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

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

ii)	FFSU - Impact on the Company with respect to the SCM originally provided by Telecom Personal S.A. (“Personal”)

In compliance with Resolutions SC No. 80/07 and No. 154/10 and CNC No. 2713/07, Personal has filed its affidavits since July 2007 and deposited the corresponding contributions.

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

In October 2012, in response to the order issued by the SC, Personal deposited under protest the amount corresponding to the assessment of the SU services provided by Personal, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC. Since August 2012, Personal -and subsequent to the merger, the Company- is paying under protest of those concepts in its monthly affidavits. As of December 31, 2024, the Company has not recognized any credits related to these concepts.

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

TELECOM ARGENTINA S.A.

e)    Spectrum

i)	Spectrum Allocation for SCMA

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

ii)	Frequencies for Subscription Broadcasting Service

In relation to subscription broadcasting license (such as cable television) are considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. The LAD establishes a 10-year extension starting in January 2016 for the use of spectrum frequencies for subscription broadcasting license holders via radio link.

iii)	Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

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

The accounting impact for the year ended on December 31, 2022 is detailed in Note 3.m).

iv)	ENACOM Resolution No. 798/2022 – On-demand allocation of spectrum blocks

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

v)	STeFI - 5G spectrum allocation

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

On October 24, 2023, the Auction was held for the above-mentioned Bid, where Telecom was awarded Lot 2 (3,400-3,500 MHz Band), equivalent to US$350 million, which was paid in November 2023.

The award of the right to use the frequency band implied the capitalization as intangible assets of $377,543 million (in current currency as of December 31, 2024), which are amortized as described in Note 3.i).

f)    Main Regulatory issues – Fintech Services

Foreign companies

Personal Envíos is authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”, for its Spanish acronym) through Resolution No. 6 issued on March 30, 2015.

Argentina

Since November 20, 2020, Micro Sistemas has been registered as a PSP offering payment accounts. On July 4, 2024, it was registered as an Acceptor of Transfers and, on October 21, 2024, it obtained registration as a Payment Aggregator.

Furthermore, in August 2022, it was registered in the Interoperable Digital Wallets Registry, and during the first quarter of 2023, it was registered in the Other Non-Financial Credit Providers Registry. Therefore, Micro Sistemas is governed by the BCRA regulations for payment service providers, National Payment System-Payment Services, non-financial credit providers, and their supplementary regulations.

Additionally, Micro Sistemas is required to comply with the provisions for the Protection of Financial Services Users and supplementary regulations issued by the BCRA.

The most important provisions of the effective regulations are detailed below:

a)	Offering of Accounts and Funds Management: The companies registered with the BCRA as PSP offering payment accounts can offer accounts for debits and credits within a payment scheme. The accounts offered by PSPs are called payment accounts, which are unrestricted and denominated in pesos, allowing customers to order and receive payments.

Customers’ funds credited to the payment accounts offered by payment service providers offering payment accounts must be available at all times (immediately upon demand by the customer) for an amount at least equivalent to that credited to the payment account. To this end, the systems implemented by payment service providers offering payment accounts must be able to identify and individualize the funds of each customer.

TELECOM ARGENTINA S.A.

The customers’ funds must be deposited in checking accounts in pesos held with Argentine financial institutions. For more information about restricted funds to be paid to customers see Note 4.a).

Notwithstanding the foregoing, at the express request of the customer, the funds credited to payment accounts can be applied to investments in “mutual funds” in Argentina. Such funds shall be debited from the relevant payment account, in which case the amounts invested in mutual funds must be reported separately from the balance of the payment account.

For transactions on their own account (payment to suppliers, payment of salaries, etc.), PSPs must use an “operational” bank account (unrestricted) separate from the bank account in which the customers’ funds of PSPs offering payment accounts are deposited.

Deposits in pesos in accounts of payment service providers offering payment accounts, where customers’ funds are deposited, will be subject to a minimum cash requirement of 100%.

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

b)    Foreign Currency Translation

Items included in the financial statements of each of Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Company’s subsidiaries located in Argentina. In general, the functional currency for the Company’s foreign subsidiaries is the respective legal currency of each country, except for Opalker and its subsidiaries Ubiquo and Parklet, where functional currency is the US dollar.

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

TELECOM ARGENTINA S.A.

c)    Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences recognized in real terms, are included in the consolidated income statement in the items “Foreign currency exchange gains (losses) on borrowings” and “Other foreign currency exchange gains (losses)” within the line items “Financial results from borrowings” and “Other financial results, net”, respectively, except when they are deferred in equity for transactions that qualify as cash flow hedges, if applicable.

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

Note 1.a) details the subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2024.

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

Note 4.a) details the investments in associates, together with the interest percentages held directly or indirectly in each company’s capital stock and votes, main activity and country of origin as of December 31, 2024.

TELECOM ARGENTINA S.A.

d.3.1) Investment in TSMA

As of December 31, 2023, the Company held 50.1% of the voting rights of TSMA, while the other shareholder held the remaining 49.9% of the shares. The parties signed a shareholders’ agreement (“Agreement”) that established, among other things, the rights and obligations of both parties concerning their participation in said company. According to the Agreement, the other shareholder operated and managed the business, and Telecom primarily provided advise on commercial issues, so Telecom did not have the ability to use its power over the investee to influence the returns of said company, exercising significant influence and valuing its investment as an associate.

On September 14, 2024, the Company signed a share exchange and transfer agreement with El Hombre Mil S.A. (“EHM”), controlling Company of TSMA and Ver TV.

Following this share exchange and transfer, Telecom holds 100% of the shares of TSMA. For more details, see Note 28. 1).

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

Telecom held a 50% share in the UTE Ertach – Telecom Argentina (“UTE”), which was engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and the municipal agencies in a single provincial data communication network, whose contract ended on July 27, 2022. On November 30, 2023, the liquidators approved the final liquidation and the registry cancellation of the UTE contract which was registered in the IGJ on February 1, 2024.

d.4.2) Joint venture

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.

In April 2023, the Company acquired a 50% shareholding in OPH.

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

TELECOM ARGENTINA S.A.

The associates’ and joint ventures´ financial statements cover the same periods and are prepared as of the same closing date as those of the Company’s. Adjustments were made, where necessary, to the associates’ extra-accounting information so that their accounting policies are in line with those used by the Company.

d.6) Consolidation of structured entities

The Company, through one of its subsidiaries located in Uruguay, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies’ certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. The Company maintains control of these entities in accordance with the guidelines of IFRS 10, so the present consolidated financial statements include their assets, liabilities, and results. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

d.7) Business Combinations

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

d.8) Business combinations under common control

The business combinations between companies under common control, which are accounted for considering the book value of the acquired company in the parent company. Unrealized result is also eliminated unless the transaction provides evidence of the asset transferred.

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

TELECOM ARGENTINA S.A.

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

During the years ended December 31, 2024 and 2023, the Company has not recognized income from construction contracts. However, during the year ended December 31, 2022 the Company recognized revenues from construction contracts in the amount of $13,136 million.

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

TELECOM ARGENTINA S.A.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. As of December 31, 2024 and 2023, the Company only maintains financial assets measured at amortised cost and financial assets measured fair value through profit or loss.

Interest income and expenses from financial assets at amortised cost is included in “Other interest, net” within “Other financial results, net” using the effective interest rate method. Any gain or loss from financial assets at fair value for invesment is recognised in profit or loss and presented net in “Fair value gains/(losses) on financial assets at fair value through profit or loss” within “Other financial results, net” in the period in which it arises.

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

Trade and Other Receivables

Trade and other receivables are initially recognized at fair value and, in general, subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts. For more information about the measurement of trade and other receivables, see Note 22.

Sometimes, mobile telephony customer pays for the handset the price net of the discount. Such discount is allocated between handset sale revenues and service revenues, generating, initially, the recognition of a contractual asset. Contractual assets are initially recognized at fair value and subsequently measured at amortized cost, less allowances for bad debts, if any.

The effects of the variation in the fair value of certain indemnifiable assets and the acquisition compensation credit impact the line Financial discounts on assets, debts and others in Other financial results, net.

Investments

Governments bonds include the Bonds issued by National, Provincial and Municipal Governments. Securities and bonds are measured at fair value.

Time deposits are held for collection of contractual cash flows, where those cashflows represent solely payments of principal and interest, are measured at amortised cost.

Investments in mutual funds are carried at fair value.

Impairment of Financial Assets

At the time of initial recognition of financial assets (and at each closing), the Company estimates the expected losses, with an early recognition of a provision, pursuant to IFRS 9.

TELECOM ARGENTINA S.A.

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

Financial liabilities are initially recognized at fair value and subsequently measured, generally, at amortized cost. For more information about the measurement of Financial liabilities, see Note 22.

Borrowings

Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

In the case of loan exchange, the Company analyzes whether the modifications therein are substantial or not, in order to define whether it is a cancellation or modification, respectively, of the original liability. If the analysis results in a cancellation, a new liability is recognized. If it is not accounted for as a cancellation, any costs or fees incurred adjust the carrying amount of the borrowing and are amortised over the remaining term of the modified borrowing. The results generated by the renegotiation of loans are included in the line “Borrowings renegotiation results” within Financial results from borrowings.

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

TELECOM ARGENTINA S.A.

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

TELECOM ARGENTINA S.A.

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

- Licenses

a.	5G licenses: Includes the assignment of 5G spectrum of the frequency bands (3,400-3,500 MHz) assigned to the Company.
b.	3G/4G licenses: Includes the 3G and 4G frequency bands assigned to the Company.
c.	Núcleo´s licenses: Includes PCS licenses, for spectrum in the 700 MHz band and internet and data transmission licenses.
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

- Customer Relationship: Customer relationship comprises contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom and Cablevisión, as well as those customer contracts identified as a result of acquisitions made by Telecom. They are amortized over the estimated term of the relationship with the acquired customers.

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

TELECOM ARGENTINA S.A.

- Internally generated software: are internally generated developments that meet the capitalization criteria established in IAS 38, among others, that is, those directly attributable to the design and testing of identifiable software, which are recognized as intangible assets when the following criteria are met: a) it is technically feasible to complete the software so that it will be available for use; b) management intends to complete the software and use or sell it; c) there is an ability to use or sell the software; d) it can be demonstrated how the software will generate probable future economic benefits; e) adequate technical, financial and other resources to complete the development and to use or sell the software are available; and f) the expenditure attributable to the software during its development can be reliably measured. These costs include personnel remuneration costs.

Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use. Costs associated with maintaining software programs are recognised as an expense as incurred.

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

In relation to the spectrum assignment and return process (framed within the guidelines of IAS 38 regarding the exchange of non-monetary assets, see Note 2.e.iv), as of December 31, 2022, the Company recognized a net gain of $2,787 million, recorded under ‘Other operating expenses,’ generated by the difference between the book value and the fair value of the returned spectrum.

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

Non-current assets are not depreciated or amortised while they are classified as held for sale and are presented separately from the other assets in statements of financial position.

In June 2024, the Company classified two properties as available for sale, resulting in the reclassification of $2,157 million to the line item “Assets classified as held for sale.”

TELECOM ARGENTINA S.A.

In December 2024, the Company completed the sale and transfer of title for one of the properties, with the fair value less sales costs amounting to $1,277 million. Consequently, the Company recorded a net gain of $885 million as of December 31, 2024, which was recognized under “Other operating costs.”

As of December 31, 2024, one property remains classified as held for sale, valued at $1,765 million.

The Company’s Management estimates that the title of this property will be transferred before June 2025.

Sale of the property “Costanera”

In 2022, the Company entered into an agreement for the sale of the ‘Costanera’ building, which was subject to the authorization of the sale by ENACOM. The sale price amounted to US$6 million net of selling expenses.

In October 2023, the Company signed the deed and delivered possession of the property.

Finally, considering that the carrying amount of the assets associated with the sale exceeded its recoverable value, which has been calculated based on fair value less costs of disposal (classified as level 1 in the fair value hierarchy), the Company, as of December 31, 2023 and 2022, recognized an impairment of $301 million and $12,036 million, respectively, recorded under Depreciation, Amortization and Impairment of Fixed Assets.

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

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

The financial results generated by lease liabilities (interest and exchange differences) are included in Other foreign currency exchange gains (losses) and Other interests, net within Other financial results, net.

Finally, the Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

TELECOM ARGENTINA S.A.

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

To assess impairment losses, the Company groups the assets into cash-generating units (CGU), which represent the smallest group of assets that generates independent cash inflows of the cash flows derived from other assets or groups of assets. The Company has defined, according to the characteristics of the services provided and its Fixed Assets that the operations carried out by the Company and its subsidiaries in Argentina of ICT services comprise a single CGU (CGU Telecom), and each foreign subsidiary and associate and other subsidiaries in Argentina offering other services than ICT services, represent separates CGUs. According to this, the net book value of a CGU includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life.

The table below shows the impairment recognized by concept:

	As of December 31,
	2024	2023	2022

	Gain (loss)
Return of radioelectric spectrum (See Note 2.e.iii)	—	—	(18,140)
Assets classified as held for sale (See Note 3.j)	—	(301)	(12,036)
Telecom Goodwill (See Note 3.u.1)	—	—	(1,653,965)
Goodwill allocated to subsidiaries	—	—	(433)
Others (a)	1,106	(382)	15,453
Total	1,106	(683)	(1,669,121)
a)	In 2022, it includes recovery of provisions for $14,749 million related to works in progress that were completed during that fiscal year.

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

TELECOM ARGENTINA S.A.

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

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2024	2023	2022
Discount Rate (1)	3.0% - 7.7%	4.2% - 12.2%	6.0% - 11.6%
Projected increase rate in compensation	10.0% - 31.0%	32.0% - 175.0%	52.0% - 83.1%
1)	Represents real discount rates.

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

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations, or when, at the discretion of the Company, an employee is offered severance in exchange for these benefits.

TELECOM ARGENTINA S.A.

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

TELECOM ARGENTINA S.A.

The scales of rates in force in each year presented based on the taxable income are detailed below:

Rate	2024	2023	2022
25%	Up to $34.7 million	Up to $14.3 million	Up to $7.6 million
30%	For the exceeding of $34.7 million and up to $347 million	For the exceeding of $14.3 million and up to $143 million	For the exceeding of $7.6 million and up to $76 million
35%	For the exceeding of $347 million	For the exceeding of $143 million	For the exceeding of $76 million

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

The statutory income tax rate in Paraguay was 10% for all years presented. Telecom Argentina recognized a deferred tax liability arising from the effect of the difference in the income tax rates between Argentina and Paraguay on the accumulated profits because it is probable that these accumulated profits will flow in the form of dividends subject to income tax. Additionally, there is a tax on dividends and profits with a rate of 8% for individuals or legal entities residing in Paraguay and 15% for non-residents.

In the USA, the federal flat income tax rate is 21%. For the State of Florida, the income tax rate is 5.5%. Additionally, the subsidiaries MFH, Naperville, and Saturn are not subject to income tax in the USA as they are “Foreign-owned US disregarded” LLCs.

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

TELECOM ARGENTINA S.A.

On December 1, 2022, the Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022 may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. The computation in the indicated manner will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed Assets (except automobiles) during each of the immediate fiscal periods following the computation of first third, for an amount greater than or equal to the 30 billion pesos. Given that the Company made investments during 2023 and 2024 - and plans to do so in 2025 - for more than $30 billion per year, as of December 31, 2022, and 2023, it has determined the tax inflation adjustment by imputing it as stipulated in Law No. 27, 701.

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

Additionally, on December 22, 2023, the PEN issued Decree No. 72/2023, regulated through GR (AFIP) No. 5,468, which stipulates that the subscription in pesos of bonds or securities issued in US dollars by the Central Bank of Argentina (BCRA) is subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”) by those who hold debts for imports of goods with customs entry registration and/or imports of services - as established by the BCRA - effectively provided, up to and including December 12, 2023. Such imports must fall within the scope of the provisions of Decree No. 377/2023. The tax rate shall be 0% for subscriptions made up to and including January 31, 2024. Starting February 1, 2024, the tax rate is the one applicable to the import of goods with customs entry registration and/or import of services - as established by the BCRA - effectively provided up to and including December 12, 2023, for which the bonds or securities are subscribed.

The tax described is an expense that, by its nature, is caused by a financial transaction, which is the payment of an obligation with third parties. Consequently, and following its accounting policy, the Company has defined its disclosure in the consolidated income statement in the line “Other financial results, net” as “Other taxes and bank expenses”. As of December 31, 2024 and 2023, the expense recognized by this tax amounts to $56,416 million and $7,302 million , respectively.

As provided in Law No. 27.541, the validity of the PAIS Tax ended on December 22, 2024.

TELECOM ARGENTINA S.A.

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

For non-cash assets dividends, dividends payable are valued at the fair value of the assets to be delivered.

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

For the years ended December 31, 2024, 2023 and 2022 the weighted average number of shares outstanding amounted to 2,153,688,011.

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

a)    Year 2024

As of December 31, 2024, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU Telecom, since it was higher than the value in use on the same date.

In order to determine the fair value less the costs of disposal, which amounted to $11,128,150 million as of December 31, 2024, the Company’s Management has considered the market capitalization value of CGU Telecom based on an average share market price of $2,635 per share of Telecom (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2024).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

In order to determine the fair value of the CGU Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2024); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU Telecom. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU Telecom by approximately 14.5%.

As a sensitivity analysis, the Company has evaluated that variations in the following key assumptions would equate the fair value less costs of disposal with the carrying amount of the Telecom CGU, noting that:

a)	Decreasing a 19.2% the market capitalization value, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.
b)	Decreasing a 85.5% control premium, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.

As of December 31, 2024, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2024, no impairment has been recorded.

b)    Year 2023

As of December 31, 2023, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU Telecom, since it was higher than the value in use on the same date.

In order to determine the fair value less the costs of disposal, which amounted to $13,055,731 million as of December 31, 2023, the Company’s Management has considered the market capitalization value of CGU Telecom based on an average share market price of $1,321.4 ($2,877.5 in current currency as of December 31, 2024) per share of Telecom (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2023).

TELECOM ARGENTINA S.A.

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

In order to determine the fair value of the CGU Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2023); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU Telecom. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU Telecom by approximately 27.9%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

c)	Decreasing a 35.6% the market capitalization value, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.
d)	if the Company had not considered a control premium, keeping the rest of the premises stable, the fair value less disposal costs would would be 10.3% higher the carrying amount of the CGU.

As of December 31, 2023, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2023, no impairment has been recorded.

c)	Year 2022

c.1) Impairment of Goodwill as of September 30, 2022

As of September 30, 2022, the events of Covid-19 pandemic and the international conflict between Ukraine and Russia, added to the prevailing political conditions, negatively affected the Argentine economy in general and the stock market. in particular, the Company’s Management identified the need to review the estimate of the recoverable value of goodwill assigned to the CGU Telecom.

As of September 30, 2022, the Company determined the recoverable value as fair value less costs of disposal, since it was higher than the value in use.

In order to determine the fair value less the costs of disposal of the CGU Telecom, which amounted to $19,039,036 million as of September 30, 2022, the Company’s Management has considered the market capitalization value based on an average share market price of $265.9 ($2,115.0 in current currency as of December 31, 2024) per share (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior September 30, 2022).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment.

In order to determine the fair value of the CGU Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

TELECOM ARGENTINA S.A.

As a result of the calculation mentioned above, the carrying amount of the CGU Telecom exceed the recoverable value by $1,653,965 million. Consequently, as of September 30, 2022, the Company recognized an impairment of goodwill for that amount, which is recorded in the line “Depreciation, amortization and impairment of Fixed Assets” of the Consolidated Income Statement, not affecting other Fixed Assets of the Company.

c.2)  As of December 31, 2022

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

As a result of the calculation mentioned above, the value in use exceed the carrying amount of the CGU Telecom by approximately 3.4%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	Decreasing the long-term growth rate of normalized constant cash flow to 1.89%, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU Telecom.
b)	Increasing the WACC to 11.31%, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU Telecom.
c)	Decreasing the revenues by 1% for the cash flow period 2023-2027, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU Telecom.

As of December 31, 2022, the results of recoverability test were satisfactory, therefore, no impairment has been recorded in addition to described in section c.1).

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

TELECOM ARGENTINA S.A.

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

Uncertain tax positions are described in Note 15 under the headings “Income Tax – Reimbursement Claims filed with the Tax Authority” resulting from reimbursement claims filed with the AFIP to claim the full income tax overpaid for fiscal years 2009-2017 under the argument that the inability to apply income tax inflation adjustment is confiscatory and “Income Tax – Inflation adjustment for tax purposes” which describes the criteria followed by the Company by which it has calculated in its tax return corresponding to fiscal year 2021 the restated tax amortization of all its fixed and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carryforwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law, a criterion that was applied for the determination of the income tax provision for the 2024 year.

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

TELECOM ARGENTINA S.A.

v)   New Standards and Interpretations issued by the IASB

v.1) New Standards and Interpretations issued by the IASB applied by the Company

The Company has applied the following new standards and amendments for the first time from January 1, 2024:

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

Additionally, the Company has adopted the agenda decision issued by the IFRIC on July 8, 2024, related to clarifications on what income and expense information should be disclosed according to IFRS 8.

v.2) New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these consolidated financial statements, the following new standards and amendments to the existing ones are mandatory for periods beginning after December 31, 2024:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 21	Lack of Exchangeability: Evaluation when a currency is exchangeable into another currency;	January 1, 2025
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and 9	Financial effects of nature-dependent electricity contracts, such as Power Purchase Agreements (PPAs) that rely on sources like wind and solar energy. Clarification, measurement, and disclosure.	January 1, 2026
IFRS 18	Presentation and disclosure in financial statements	January 1, 2027

If new standards or their amendments permit early adoption, it should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments, except that the CNV specifically permitted at the time of adoption. Management is analyzing the potential impacts of such standards.

TELECOM ARGENTINA S.A.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)   Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2024	2023
Cash and Banks (1)	121,753	198,094
Time deposits	104,974	77,412
Mutual funds	91,592	30,282
Government bonds at fair value through profit or loss	—	42,142
Total cash and cash equivalents	318,319	347,930

(1) As of December 31, 2024 and 2023, includes restricted funds for $ 8,738 million and $7,219 million ($15,720 million in current currency as of December 2024), respectively corresponding to the funds to be paid to customers.

Investments
Current
Government bonds at fair value through profit or loss	11,386	242,456
Time deposits	20,632	26,371
Mutual funds	1,566	1,132
	33,584	269,959
Non- current
Investments in associates and joint ventures(a)	13,608	51,877
2003 Telecommunications Fund	1	1
	13,609	51,878
Total investments	47,193	321,837
(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

				Percentage
				(direct and
				indirect) of
				capital stock
	Nature of			owned and	Valuation as	Valuation as
Companies	relationship	Main activity	Country	voting rights (%)	of 12.31.2024	of 12.31.2023
Ver TV (1) (3)	Associate	Community Closed-circuit television	Argentina	—	—	22,850
TSMA (1) (2) (3)	Associate	Community Closed-circuit television	Argentina	—	—	8,343
La Capital Cable (1)	Associate	Closed-circuit television	Argentina	50.00	4,711	4,898
OPH (1) (4) (5)	Joint venture	Holding	USA	50.00	8,897	15,786
Total					13,608	51,877

TELECOM ARGENTINA S.A.

Earnings (loss) information:

	Years ended December 31,
	2024	2023	2022
Ver TV	(7,182)	(3,859)	2,800
TSMA	(156)	(1,796)	1,845
La Capital Cable	323	712	908
OPH	(3,461)	832	—
Costs related to the sale of Ver TV (Note 28.1)	(998)	—	—
Total	(11,474)	(4,111)	5,553
(1)	Data about the issuer arises from extra-accounting information.
(2)	As of December 31, 2023, despite owning a percentage higher than a 50% of interest, the Company did not have the control in accordance with the requirements of IFRS Accounting Standards.
(3)	During September 2024, the Company acquired an additional 49.9% equity interest in TSMA by exchanging 49% of its equity interest in Ver TV. For this transaction, the Company recognized a loss of $2,720 million. For more details, see Note 28.1).
(4)	In April 2023, the Company has acquired a 50% shareholding in OPH.
(5)	As of December 31, 2024, includes $(3,428) million of currency translation adjustments.

The evolution of investments in associates and joint ventures is as follows:

	As of December
	2024	2023
At the beginning of the year	51,877	43,713
Losses for the year	(10,476)	(4,111)
Reduction of interest in associate	(23,352)	—
Dividends from associates	(1,013)	(2,679)
Acquisitions	—	14,954
Currency translation adjustments	(3,428)	—
At the end of the year	13,608	51,877

b)   Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	December 31,
Net (increase) decrease in assets	2024	2023	2022
Trade receivables	(260,840)	(387,536)	(224,190)
Other receivables	(81,291)	(195,643)	(153,225)
Inventories	(6,388)	(45,447)	(15,936)
	(348,519)	(628,626)	(393,351)
Net increase (decrease) in liabilities
Trade payables	20,900	736,601	375,298
Salaries and social security payables	83,601	157,794	128,459
Other taxes payables	64,669	95,759	(78,922)
Other liabilities and provisions	(7,401)	39,261	(4,090)
	161,769	1,029,415	420,745

TELECOM ARGENTINA S.A.

Non-cash investing and financing activities

Main non-cash transactions from the consolidated statement of cash flows are the following:

		December 31,
Description	Classification of activities	2024	2023	2022
PP&E and intangible assets acquisition financed with accounts payable	Investing - Operating	203,394	301,013	186,567
Right of use assets acquisition owed	Investing - Financing	237,298	186,447	142,387
Joint ventures acquisition cancelled with government bonds	Investing - Investing	—	1,191	—
Other liabilities for acquisition of companies and joint ventures	Investing - Operating	—	8,552	4,129
Other receivables offset with acquisition of companies and joint ventures	Investing - Operating	8,332	—	—
Dividends payment made with investments not considered as cash and cash equivalents (See “Dividends paid”)	Investing - Financing	118,854	227,443	306,909
Trade payables cancelled with borrowings	Financing - Operating	23,425	74,268	72,805
Trade receivables cancelled with government bonds	Investing - Operating	—	—	4,551
Trade payables cancelled with government bonds	Investing - Operating	21,026	—	—
Exchange Notes	Financing - Financing	133,156	—	—
Transaction with non-controlling interest offset against other receivables	Financing - Operating	1,304	—	—
Dividend payable from subsidiaries	Financing - Operating	825	—	—

Dividends received from associates

Brief information on dividends received by the Company is provided below:

		Distributed amount			Dividends collected
				Current currency		Current currency
	Paying	Distribution	Currency of the	as of December 31,	Collection	as of December 31,
Year	Company	month	transaction date	2024	month	2024
2024	Ver TV	March, 2024	281	404	March, 2024	404
	Ver TV	June, 2024	70	85	June, 2024	85
	La Capital Cable	May, 2024	400	510	May, 2024	510
	TSMA	April, 2024	10	14	May, 2024	14
				1,013		1,013
2023	Ver TV	March, 2023	130	724	April, 2023	667
	Ver TV	November, 2023	217	592	November, 2023	592
	La Capital Cable	April, 2023	200	936	May, 2023	936
	TSMA	July, 2023	101	427	July, 2023	427
				2,679		2,622
2022	Ver TV	January, 2022	104	1,322	January, 2022	1,322
	TSMA	January, 2022	28	356	January, 2022	356
	La Capital Cable	September, 2022	343	2,728	October, 2022	2,492
				4,406		4,170

TELECOM ARGENTINA S.A.

Dividends paid

Distribution of non-cash dividends

		Distributed amount
		Currency of the	Current currency as of
Year	Government Bonds and Nominal Value	transaction date	December 31, 2024
2024 (1)	2030 Global Bonds: US$145,602,795	115,725	118,854
2023 (2)	2030 Global Bonds: US$411,214,954	47,701	227,443
2022 (3)	2030 Global Bonds: US$411,145,986 2035 Global Bonds 2035: US$103,854,014	31,634	306,909

(1)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, on November 11, 2024, the Board of Directors resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends for $118,854 million.
(2)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board of Directors resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends for $227,443 million.
(3)	Pursuant to the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends for $ 306,909 milion.

Dividends paid to non-controlling interests in subsidiaries

Brief information on cash dividends distributed and paid is provided below:

			Distributed amount
				Current currency		Dividends paid in
	Paying		Currency of the	as of December 31,		current currency
Year	company	Distribution month	transaction date	2024	Payment month	as of December 31, 2024
2024	Núcleo	April, 2024	6,468	8,535	April, 2024	8,535
		May, 2024	842	1,069	May, 2024	1,069
				9,604		9,604
	Personal Envíos	June, 2024	681	825		(*)
2023	Núcleo	August, 2023	2,326	8,754	August, 2023	8,754
						8,754
2022	Núcleo	April, 2022	804	8,617	May, 2022 / August, 2022	8,334
						8,334

(*)   As of December 31, 2024, these dividends are unpaid. The same converted at the closing exchange rate amount to $686 million.

TELECOM ARGENTINA S.A.

NOTE 5 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2024	2023
Ordinary receivables	388,734	364,218
Related parties (Note 27.b)	1,921	1,509
Contractual asset IFRS 15	64	96
Allowance for doubtful accounts	(94,727)	(76,485)
	295,992	289,338
Non-current Trade receivables
Ordinary receivables	382	511
Contractual asset IFRS 15	50	38
	432	549
Total trade receivables, net	296,424	289,887

Movements in the allowance for doubtful accounts are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the fiscal year	(76,485)	(104,352)
Acquisitions through business combinations	(132)	—
Increases	(85,217)	(97,236)
Uses	11,586	37,619
RECPAM and currency translation adjustments	55,521	87,484
At the end of the year	(94,727)	(76,485)

NOTE 6 – OTHER RECEIVABLES

	As of December 31,
Current Other receivables	2024	2023
Prepaid expenses	20,397	20,473
Other tax credits	6,114	12,568
Related parties (Note 27.b)	634	470
DFI (Note 22)	—	3,374
Guarantee deposits	3,088	5,263
Compensation received for company acquisitions (Note 28.1)	1,079	—
Call option	—	8,782
Other	14,792	27,014
Allowance for other receivables	(1,349)	(3,819)
	44,755	74,125

Non-current other receivables
Prepaid expenses	7,025	4,413
Income tax credits	31,217	22,259
Other tax credits	703	119
DFI (Note 22)	—	952
Guarantee deposits	2,955	10,392
Compensation received for company acquisitions (Note 28.1)	2,417	—
Other	4,651	4,618
	48,968	42,753
Total Other receivables, net	93,723	116,878

TELECOM ARGENTINA S.A.

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(3,819)	(5,080)
Increases	(385)	(2,236)
Uses	778	—
RECPAM and currency translation adjustments	2,077	3,497
At the end of the year	(1,349)	(3,819)

NOTE 7 – INVENTORIES

	As of December 31,
	2024	2023
Mobile handsets and others	68,228	71,636
Allowance for obsolescence of inventories	(7,784)	(2,977)
	60,444	68,659

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(2,977)	(3,323)
Increases	(5,309)	(812)
Uses	502	1,158
At the end of the year	(7,784)	(2,977)

NOTE 8 – GOODWILL

	As of December 31,
	2024	2023
Argentina	3,348,649	3,343,727
Abroad	24,043	18,425
	3,372,692	3,362,152

Movements in Goodwill are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	3,362,152	3,355,071
Increases	22,963	414
Currency translation adjustments	(12,423)	6,667
At the end of the year	3,372,692	3,362,152

TELECOM ARGENTINA S.A.

NOTE 9 – PP&E

	As of December 31,
	2024	2023
PP&E	4,376,511	5,000,524
Allowance for obsolescence and impairment of materials	(32,261)	(47,892)
Impairment allowance of PP&E	(13,742)	(5,399)
	4,330,508	4,947,233

Details on the nature and movements of PP&E as of December 31, 2024 and 2023 are as follows:

	Gross						Gross
	value as						value as
	of	Incorporation		Currency			of
	December 31,	by acquisition		translation	Transfers and		December 31,
	2023	(Note 28)	CAPEX	adjustments	reclassifications	Decreases	2024
Real estate	984,147	629	48	(8,031)	(302)	(536)	975,955
Switching equipment	395,691	3,555	1,071	(27,004)	496,609	(36)	869,886
Fixed network and transportation	4,705,613	65,308	155,370	(61,090)	(204,564)	(187,420)	4,473,217
Mobile network access	1,096,422	—	29,869	(62,680)	90,134	(43)	1,153,702
Tower and pole	264,080	—	—	(9,638)	4,498	—	258,940
Power equipment and Installations	426,097	—	8,687	(24,012)	27,119	—	437,891
Computer equipment	1,786,113	1,559	97,913	(26,391)	23,383	—	1,882,577
Goods lent to customers at no cost	314,347	8,586	7,784	(10,705)	55,490	(130,372)	245,130
Vehicles	152,158	848	889	(1,690)	(1,320)	(7,159)	143,726
Machinery, diverse equipment and tools	187,795	616	1,017	(2,826)	3,353	—	189,955
Other	75,776	481	3,841	(1,823)	755	(13)	79,017
Construction in progress	347,259	703	101,639	(14,670)	(274,838)	(807)	159,286
Materials	467,427	1,647	116,812	(16,779)	(214,768)	717	355,056
Total	11,202,925	83,932	524,940	(267,339)	(*) 5,549	(325,669)	11,224,338

(*) Includes $(4,019) million reclassified to Assets classified as held for sale (see Note 3.j), and $9,568 reclassified to impairment allowance of PP&E related to construction in progress.

	Accumulated							Accumulated
	depreciation							depreciation	Net carrying
	as of	Incorporation		Currency				as of	value as of
	December 31,	by acquisition		translation				December 31,	December 31,
	2023	(Note 28)	Depreciation	adjustments	Reclassifications		Decreases	2024	2024
Real estate	(230,858)	(97)	(37,092)	4,241		1,821	257	(261,728)	714,227
Switching equipment	(288,567)	(2,333)	(50,685)	10,622		(363,712)	36	(694,639)	175,247
Fixed network and transportation	(2,768,692)	(57,803)	(426,047)	39,030		363,712	187,420	(2,662,380)	1,810,837
Mobile network access	(750,261)	—	(99,612)	9,657		605	43	(839,568)	314,134
Tower and pole	(129,083)	—	(16,191)	2,485		(59)	—	(142,848)	116,092
Power equipment and Installations	(242,554)	—	(36,281)	7,098		(48)	—	(271,785)	166,106
Computer equipment	(1,337,963)	(1,431)	(196,771)	15,624		(185)	—	(1,520,726)	361,851
Goods lent to customers at no cost	(127,943)	(7,725)	(117,593)	3,326		—	130,372	(119,563)	125,567
Vehicles	(119,208)	(572)	(4,961)	800		1,008	7,020	(115,913)	27,813
Machinery, diverse equipment and tools	(161,104)	(570)	(5,136)	2,212		(1,280)	—	(165,878)	24,077
Other	(46,168)	(431)	(7,662)	1,449		—	13	(52,799)	26,218
Construction in progress	—	—	—	—		—	—	—	159,286
Materials	—	—	—	—		—	—	—	355,056
Total	(6,202,401)	(70,962)	(998,031)	96,544	(*)	1,862	325,161	(6,847,827)	4,376,511

(*) Reclassified to Assets classified as held for sale (see Note 3.j).

TELECOM ARGENTINA S.A.

	Gross					Gross
	value as					value as
	of		Currency			of
	December 31,		translation	Transfers and		December 31,
	2022	CAPEX	adjustments	reclassifications	Decreases	2023
Real estate	972,197	978	(574)	12,053	(507)	984,147
Switching equipment	363,423	15,914	(4,168)	20,522	—	395,691
Fixed network and transportation	4,584,941	147,476	25,699	186,212	(238,715)	4,705,613
Mobile network access	968,704	4	19,476	108,353	(115)	1,096,422
Tower and pole	255,051	—	1,943	7,310	(224)	264,080
Power equipment and Installations	391,147	8,118	8,694	18,140	(2)	426,097
Computer equipment	1,636,964	132,050	(14,206)	31,325	(20)	1,786,113
Goods lent to customers at no cost	443,519	29,280	(2,747)	61,000	(216,705)	314,347
Vehicles	147,718	4,449	479	—	(488)	152,158
Machinery, diverse equipment and tools	184,670	2,321	(921)	1,725	—	187,795
Other	68,243	3,317	823	3,393	—	75,776
Construction in progress	399,032	142,953	25,185	(219,582)	(329)	347,259
Materials	555,962	134,277	7,685	(230,451)	(46)	467,427
Total	10,971,571	621,137	67,368	—	(457,151)	11,202,925

	Accumulated				Accumulated
	depreciation				depreciation	Net carrying
	as of		Currency	Decrease	as of	value as of
	December 31,		translation	and	December 31,	December 31,
	2022	Depreciation	adjustments	reclassifications	2023	2023
Real estate	(195,613)	(38,938)	3,336	357	(230,858)	753,289
Switching equipment	(241,476)	(60,854)	13,763	—	(288,567)	107,124
Fixed network and transportation	(2,522,687)	(473,867)	(10,853)	238,715	(2,768,692)	1,936,921
Mobile network access	(635,763)	(127,825)	13,240	87	(750,261)	346,161
Tower and pole	(115,338)	(17,164)	3,251	168	(129,083)	134,997
Power equipment and Installations	(206,930)	(39,076)	3,452	—	(242,554)	183,543
Computer equipment	(1,122,432)	(237,158)	21,607	20	(1,337,963)	448,150
Goods lent to customers at no cost	(180,241)	(170,977)	6,570	216,705	(127,943)	186,404
Vehicles	(113,912)	(5,980)	211	473	(119,208)	32,950
Machinery, diverse equipment and tools	(157,861)	(4,619)	1,376	—	(161,104)	26,691
Other	(36,314)	(9,337)	(517)	—	(46,168)	29,608
Construction in progress	—	—	—	—	—	347,259
Materials	—	—	—	—	—	467,427
Total	(5,528,567)	(1,185,795)	55,436	456,525	(6,202,401)	5,000,524

Movements in the allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(47,892)	(61,584)
Uses	15,015	14,094
Currency translation adjustments	616	(402)
At the end of the year	(32,261)	(47,892)

Movements in the accumulated impairment of others PP&E are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(5,399)	(5,231)
(Increases)	—	(168)
Reclasifications	(9,568)	—
Uses	1,225	—
At the end of the year	(13,742)	(5,399)

TELECOM ARGENTINA S.A.

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2024	2023
Intangible assets	1,970,252	2,047,726
Impairment allowance	(73,877)	(73,861)
	1,896,375	1,973,865

Details on the nature and movements of intangible assets as of December 31, 2024 and 2023 are as follows:

	Gross value as of	Incorporation				Gross value as of
	December 31,	by acquisition		Currency translation		December 31,
	2023	(Note 28)	CAPEX	adjustments	Decreases	2024
5G licenses	377,543	—	—	—	—	377,543
3G/4G licenses	835,474	—	—	—	—	835,474
PCS and SRCE licenses (Argentina)	440,048	—	—	—	—	440,048
Núcleo´s licenses	112,409	—	489	(7,428)	—	105,470
Customer relationship	589,327	3,724	27	(338)	(5,800)	586,940
Brands	554,790	—	—	—	24	554,814
Incremental Cost from the acquisitions of contracts	39,030	—	9,130	(1,644)	(21,949)	24,567
Content activation	8,264	—	2,051	—	—	10,315
Internally generated software	87,782	—	32,713	6	—	120,501
Other	41,215	—	1	(1,140)	—	40,076
Total	3,085,882	3,724	44,411	(10,544)	(27,725)	3,095,748

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2023	Amortization	adjustments	Decreases	2024	2024
5G licenses	(4,719)	(18,881)	—	—	(23,600)	353,943
3G/4G licenses	(333,259)	(56,980)	—	—	(390,239)	445,235
PCS and SRCE licenses (Argentina)	—	—	—	—	—	440,048
Núcleo´s licenses	(25,589)	(2,448)	887	—	(27,150)	78,320
Customer relationship	(560,208)	(7,143)	—	5,800	(561,551)	25,389
Brands	(4,475)	—	—	(24)	(4,499)	550,315
Incremental Cost from the acquisitions of contracts	(24,390)	(13,787)	165	21,913	(16,099)	8,468
Content activation	(5,814)	(2,212)	—	—	(8,026)	2,289
Internally generated software	(47,972)	(9,895)	—	—	(57,867)	62,634
Other	(31,730)	(4,915)	180	—	(36,465)	3,611
Total	(1,038,156)	(116,261)	1,232	27,689	(1,125,496)	1,970,252

	Gross value as of		Currency			Gross value as
	December 31,		translation			of December 31,
	2022	CAPEX	adjustments	Transfers	Decreases	2023
5G licenses	—	377,543	—	—	—	377,543
3G/4G licenses	835,474	—	—	—	—	835,474
PCS and SRCE licenses (Argentina)	440,048	—	—	—	—	440,048
Núcleo´s licenses	105,306	1,387	5,716	—	—	112,409
Customer relationship	587,718	—	1,609	—	—	589,327
Brands	554,790	—	—	—	—	554,790
Incremental Cost from the acquisitions of contracts	56,626	11,563	(22)	—	(29,137)	39,030
Content activation	5,039	3,225	—	—	—	8,264
Internally generated software	55,329	32,253	—	200	—	87,782
Other	35,286	5,120	1,009	(200)	—	41,215
Total	2,675,616	431,091	8,312	—	(29,137)	3,085,882

TELECOM ARGENTINA S.A.

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2022	Amortization	adjustments	Decreases	2023	2023
5G licenses	—	(4,719)	—	—	(4,719)	372,824
3G/4G licenses	(276,375)	(56,884)	—	—	(333,259)	502,215
PCS and SRCE licenses (Argentina)	—	—	—	—	—	440,048
Núcleo´s licenses	(22,175)	(2,319)	(1,095)	—	(25,589)	86,820
Customer relationship	(466,733)	(93,009)	(466)	—	(560,208)	29,119
Brands	(4,475)	—	—	—	(4,475)	550,315
Incremental Cost from the acquisitions of contracts	(34,200)	(19,181)	(146)	29,137	(24,390)	14,640
Content activation	(2,454)	(3,360)	—	—	(5,814)	2,450
Internally generated software	(43,656)	(4,316)	—	—	(47,972)	39,810
Other	(23,920)	(7,644)	(166)	—	(31,730)	9,485
Total	(873,988)	(191,432)	(1,873)	29,137	(1,038,156)	2,047,726

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(73,861)	(73,698)
Increases	(16)	(163)
At the end of the year	(73,877)	(73,861)

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2024 and 2023 are as follows:

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2023	Increases	adjustments	Decreases	December 31, 2024
Leases rights of use
- Sites	640,426	155,476	(32,211)	(682)	763,009
- Real estate and others	151,593	32,948	(6,652)	(3,146)	174,743
- Poles	100,012	27,308	(3,425)	(4)	123,891
Indefeasible right of use	25,607	—	(1,339)	—	24,268
Asset Retirement Obligation	92,229	21,566	(584)	(24,523)	88,688
Total	1,009,867	237,298	(44,211)	(28,355)	1,174,599

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as	value as of
	December 31,		translation		of December 31,	December 31,
	2023	Amortization	adjustments	Decreases	2024	2024
Leases rights of use
- Sites	(340,635)	(116,631)	19,185	(35)	(438,116)	324,893
- Real estate and others	(105,436)	(31,286)	4,510	3,089	(129,123)	45,620
- Poles	(68,141)	(23,950)	2,486	4	(89,601)	34,290
Indefeasible right of use	(15,801)	(2,002)	1,067	—	(16,736)	7,532
Asset Retirement Obligation	(10,156)	(24,289)	584	24,157	(9,704)	78,984
Total	(540,169)	(198,158)	27,832	27,215	(683,280)	491,319

TELECOM ARGENTINA S.A.

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2022	Increases	adjustments	Decreases	December 31, 2023
Leases rights of use
- Sites	511,353	107,240	22,828	(995)	640,426
- Real estate and others	128,110	18,699	6,169	(1,385)	151,593
- Poles	67,086	30,511	2,467	(52)	100,012
Indefeasible right of use	24,644	—	963	—	25,607
Asset Retirement Obligation	67,263	29,997	507	(5,538)	92,229
Total	798,456	186,447	32,934	(7,970)	1,009,867

	Accumulated				Accumulated	Net carrying
	amortization as of				amortization as	value as of
	December 31,		Currency translation		of December 31,	December 31,
	2022	Amortization	adjustments	Decreases	2023	2023
Leases rights of use
- Sites	(230,673)	(97,238)	(13,560)	836	(340,635)	299,791
- Real estate and others	(75,455)	(28,065)	(3,190)	1,274	(105,436)	46,157
- Poles	(46,011)	(20,357)	(1,790)	17	(68,141)	31,871
Indefeasible right of use	(12,950)	(2,082)	(769)	—	(15,801)	9,806
Asset Retirement Obligation	(6,605)	(8,408)	(507)	5,364	(10,156)	82,073
Total	(371,694)	(156,150)	(19,816)	7,491	(540,169)	469,698

NOTE 12 – TRADE PAYABLES

	As of December 31,
Current	2024	2023
Suppliers	431,860	764,768
Related Parties (Note 27.b)	12,827	12,330
	444,687	777,098
Non-current
Suppliers	16,476	1,990
	16,476	1,990
Total trade payables	461,163	779,088

NOTE 13 – BORROWINGS

	As of December 31,
Current	2024	2023
Bank overdrafts - principal	123,446	51,205
Bank and other financial entities loans – principal	141,326	445,867
Notes – principal	650,688	411,523
Loans for purchase of equipment	6,440	33,931
Interest and related expenses	150,841	284,524
	1,072,741	1,227,050
Non-current
Notes – principal	1,304,594	2,175,746
Bank and other financial entities loans – principal	136,159	870,357
Loans for purchase of equipment	7,927	23,355
Interest and related expenses	356,583	337,652
	1,805,263	3,407,110
Total borrowings	2,878,004	4,634,160

TELECOM ARGENTINA S.A.

Movements in Borrowings are as follows:

			Total
	Cash items	Non-cash items	12.31.2024
At the beginning of the year	—	—	4,634,160
Proceeds from borrowings – principal	997,103	—	997,103
Payment of borrowings – principal	(1,121,138)	—	(1,121,138)
Repurchase of Notes	(26,540)	—	(26,540)
Payment of interests and related expenses	(320,545)	—	(320,545)
Payment of DFI	(4,820)	—	(4,820)
Proceed from bank overdrafts net of payment	199,407	—	199,407
Trade payables cancelled with borrowings	—	23,425	23,425
Accrued interest and other financial cost (*)	—	234,992	234,992
Foreign currency exchange gains (**)	—	(1,688,908)	(1,688,908)
Currency translation adjustments	—	(49,132)	(49,132)
Total at 12/31/24	(276,533)	(1,479,623)	2,878,004
(*)	Not includes $2,747 million corresponding to net income generated by DFI.
(**)	Not includes $(1,092) million corresponding to net losses generated by DFI and others.

			Total
	Cash items	Non-cash items	12.31.2023
At the beginning of the year			3,181,724
Proceeds from borrowings – principal	718,975	—	718,975
Payment of borrowings – principal	(497,703)	—	(497,703)
Payment of interests and related expenses	(380,250)	—	(380,250)
Payment of DFI	(70,460)	—	(70,460)
Proceed from bank overdrafts net of payment	126,316	—	126,316
Trade payables cancelled with borrowings	—	74,268	74,268
Accrued interest and other financial cost (*)	—	23,351	23,351
Foreign currency exchange gains (**)	—	1,411,042	1,411,042
Currency translation adjustments	—	46,897	46,897
Total at 12/31/23	(103,122)	1,555,558	4,634,160
Total at 12/31/22	(198,761)	(***)(145,418)
(*)	Not includes $2,705 million corresponding to net income generated by DFI.
(**)	Not includes ($50,398) million corresponding to net losses generated by DFI and others.

(***)Includes $72,805 million of new loans that do not represent cash movement.

TELECOM ARGENTINA S.A.

The main borrowings, which are effective as of December 31, 2024 and 2023, are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company issued several series of Notes, which amounts and main characteristics are described below:

									Accouting
		Amount							balance (*)
		involved		Issuance	Maturity			Interest payment	As of December 31,
Series	Currency	(in millions)		date	date	Amortization	Interest rate	date	2024	2023
1	US$	400	(1)	07/2019	07/2026	In one installment at maturity date	Annual fixed rate of 8.00%	Semiannually	171,319	722,712
5	US$	389	(1) (2)	08/2020	08/2025	In four installments of: 3% at 02/2023 30% at 08/2023 33% at 08/2024 34% at 08/2025	Annual fixed rate of 8.50%	Semiannually	120,235	477,965
8	UVA	134	(3)	01/2021	01/2025	In one installment at maturity date	Annual fixed rate of 4.00%	Semiannually	169,165	135,887
9	US$linked	92		06/2021	06/2024	In one installment at maturity date	Annual fixed rate of 2.75%	Quarterly basis	—	161,953
10	UVA	127		12/2021	06/2025	In one installment at maturity date	0%	n/a	164,638	127,660
12	US$linked	23		03/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	106,348	185,676
	US$linked	75		08/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis
14	US$linked	62.4		02/2023	02/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	64,465	109,873
15	US$linked	87.4	(4)	06/2023	06/2026	In one installment at maturity date	0%	n/a	97,138	174,442
16	US$linked	180.4	(5)	07/2023	07/2025	In one installment at maturity date	0%	n/a	195,002	361,167
18	UVA	75	(6)	11/2023	11/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	115,149	94,466
19	US$linked	34.6	(7)	11/2023	11/2026	In one installment at maturity date	0%	n/a	87,250	170,594
		30.9	(7)	12/2023	11/2026
20	US$linked	59.7	(8)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5%	Quarterly basis	86,411	—
		21.6	(8)	06/2024	06/2026
21	US$	500	(1)	07/2024	07/2031
		115.3	(1)	07/2024	07/2031	In three installments of: 33% at 07/2029 33% at 07/2030 34% at 07/2031.	Annual fixed rate of 9.50%	Semi-annual	874,271	—
		1.9	(1)	08/2024	07/2031
		200	(1)	10/2024	07/2031
22	US$ linked	33.7	(9)	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of: 2%	Quarterly basis	34,944	—
23	US$	75	(10)	11/2024	11/2028	In one installment at maturity date	Annual fixed rate of 7%	Quarterly basis	77,613	—

(*)These accounting balances include interest and related expenses.

(1)	Series 21 Notes: In June 2024, the Company issued US$500 million, the subscription price was under par, so at the date of issuance, the Company obtained, net of issuance costs, US$493 million ($531,597 million in current currency as of December 31, 2024). In July and August, 2024, the Company exchanged US$115.3 million ($ 120,049 million in current currency as of December 31, 2024) and US$ 1.9 million ($ 2,050 million in current currency as of December 31, 2024), respectively, of Series 21 Notes for part of its Series 1 Notes maturing in 2026. This transaction was recognized as a debt extinguishment, recognizing a gain of $256 million that is included in “Borrowings renegotiation results” item, within Financial results from borrowings. In October 2024, the additional issuance of US$200 million, which subscription price was above par, so as of the issuance date, the Company obtained net funds from issuance expenses amounting to US$211 million (equivalent to $219.941 million in current currency as of December 31, 2024). The Company used funds amounting to US$704 million to the payment, repayment, payment of principal and interest of the following borrowings: a) IFC for US$342 million, b) IIC for US$135 million; c) payment of interest and related expenses for US$31 million, d) repurchase of Series 5 Notes for US$20 million (we recognized a gain on the repurchase of Notes of $407 million was recognized, which is included in the line “Repurchase of Notes” within “Financial results from borrowings”), e) prepayment of part of the principal and payment of interest of Series 1 Notes for US$133 million; f) payment of capital and interest of Series 8 Notes for US$5 million; and g) payment of interest of Series 21 Notes for US$38 million.

As of December 31, 2024, after the payments made with the funds of Series 21 Notes, the outstanding principal of Series 1 Notes amounts to US$162.7 million.

(2)	Series 5: On August 6, 2024, the Company paid a part of principal on the Series 5 Notes for US$128.3 million ($133,842 million in current currency as of December 31, 2024) was made. As of December 31, 2024, after the cancellations made, the nominal residual capital of ON 5 amounts to US$73.2 million.
(3)	Series 8 Notes: In December 2024, the Company repurchased Series 5 Notes for $5,851 million, for which it recognized a gain on the repurchase of Notes of $53 million, which is included in the line “Repurchase of Notes” within “Financial results from borrowings.”
(4)	Series 15 Notes: The subscription price was above par, so that on the date of issuance, its value was $24,474 million ($110,145 million in current currency as of December 31, 2024), equivalent to US$102.3 million without considering the issuance expenses.

TELECOM ARGENTINA S.A.

(5)	Series 16 Notes: The subscription price was above par, so that on the date of issuance, its value was $57,186 million ($247,007 million in current currency as of December 31, 2024), equivalent to US$213.2 million without considering the issuance expenses.
(6)	Series 18 Notes, the subscription price was above par, so that on the date of issuance, its value was $37,435 million ($102,279 million in current currency as of December 31, 2024), equivalent to US$213.2 million, of which the Company received funds for $56,906 million ($64,948 million in current currency as of December 31, 2024) and $13,512 million ($36,917 million in current currency as of December 31, 2024) (equivalent to 34.1 million UVAs of nominal value) through the exchange of a portion of Series 7 Notes, net of issuance expenses for $151 million ($414 million in current currency as of December 31, 2024).
(7)	Series 19 Notes, the subscription price was above par, so that on the date of issuance, its value was $17,058 million ($46,606 million in current currency as of December 31, 2024), equivalent to US$48.3 million without considering the issuance expenses. For the additional Series 19 Notes, the subscription price was above par, so that on the date of issuance, its value was $18,102 million, equivalent to US$49.9 million without considering the issuance expenses.
(8)	Series 20 Notes: the subscription price was above par. The Company issued Notes for a nominal value of $55,619 million, equivalent to US$59.7 million. Of the total issued, the Company obtained proceeds net of issuance expenses of $46,210 million ($55.976 million in current currency as of December 31, 2024), equivalent to US$51.8 million, and an non cash proceed of $9,128 million ($11,057 million in current currency as of December 31, 2024), equivalent to US$9.8 million, was made through the exchange of a portion of the Series 9 Notes. This transaction was recognized as a debt extinguishment, recognizing a gain of $0.4 million that is included in “Borrowings renegotiation results” item, within Financial results from borrowings.

Series 20 Notes additional issuance, the subscription price was above par. The Company obtained proceeds net of issuance expenses of $20,225 million ($24,499 million in current currency as of December 31, 2024), equivalent to US$21.6 million.

(9)	Series 22 Notes: The subscription price was above par. The Company issued Notes for a nominal value of $31,732 million, equivalent to US$33.7 million. Of the total issuance, the Company obtained proceeds net of issuance expenses of $31,574 million ($35,393 million in current currency as of December 31, 2024).
(10)	Series 23 Notes: The subscription price was above par. The Company issued Notes for a nominal value of US$75 million. Of the total issuance, the Company obtained proceeds net of issuance expenses of US$74.7 million ($77,438 million in current currency as of December 31, 2024).

Núcleo

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of up to 500,000,000,000 of Guaraníes (“Gs.”) (approximately $3,200 million as of the date of issue), Núcleo issued several series of Notes, which amounts and main characteristics are described below:

		Amount					Interest	Accouting balance (*)
		involved	Issuance	Maturity			payment	As of December 31,
Series	Currency	(in millions)	date	date	Amortization	Interest rate	date	2024	2023
1	Gs.	120,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	—	28,819
2	Gs.	30,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	—	7,177
3	Gs.	100,000	03/2020	03/2025	In one installment at maturity date	Annual fixed rate of 8.75%	Quarterly basis	13,261	24,045
4	Gs.	130,000	03/2021	01/2028	In one installment at maturity date	Annual fixed rate of 7.10%	Quarterly basis	17,506	31,702
5	Gs.	120,000	03/2021	01/2031	In one installment at maturity date	Annual fixed rate of 8.00%	Quarterly basis	16,176	29,294

(*)These accounting balances include interest and related expenses.

TELECOM ARGENTINA S.A.

b)	Bank and other financing entities loans

		Principal
		residual					Interest	Accouting balance (*)
		nominal value	Maturity				payment	As of December 31,
Entities	Currency	(in millions)	date	Amortization	Interest rate	Spread	date	2024	2023
	US$	—	03/2027	Semiannually		between 4.43% and 7.18%	Semiannually	—	174,636
International Finance Corporation (IFC) (1)	US$	—	Between 08/2024 and 08/2025	Semiannually	Variable annual rate: SOF 6 months	between 5.03% and 5.28%	Semiannually	—	219,656
	US$	—	08/2029 (1)	Semiannually from 08/2024		6.50%	Semiannually	—	334,831
Inter-American Investment Corporation (IIC) (1)	US$	—	12/2024	Semiannually	Variable annual rate: SOF 6 months	6.28%	Semiannually	—	30,705
Inter-American Development Bank (IDB) (2)	US$	99	06/2027	Semiannually	Variable annual rate: SOF 6 months	between 7.18% and 9.18%	Semiannually	101,219	535,546
China Development Bank Shenzhen Branch (CDB) (3)	RMB	882	12/2027	Semiannually	Annual fixed rate of 4.95%	n/a	Semiannually	114,597	257,414
Finnvera	US$	31	Between 11/2025 and 11/2026	Semiannually	Variable annual rate: SOF 6 months	between 1.47% and 1.63%	Semiannually	28,913	79,980
Export Development Canadá (EDC) (4)	US$	34	Between 12/2026 and 12/2030	Semiannually	Variable annual rate: SOF 6 months	between 1.63% and 6.65%	Semiannually	33,274	43,836
BBVA		$67	07/2025	Monthly	Annual fixed rate of 47.90%	n/a	Monthly	68	324
PSA Finance Argentina		$147	07/2025	Monthly	Annual fixed rate of 42.90%	n/a	Monthly	151	730
Rombo Compañía Financiera		$118	07/2025	Monthly	Annual fixed rate between 70.9% and 77.9%	n/a	Monthly	124	531
Cisco Systems Capital Corporation (Cisco) (5) and Bank of China (Huawei import) (6)	US$	13.7	between 10/2022 and 11/2026	Quarterly basis	Annual fixed rate between 4.00% and 6.5%	n/a	Quarterly basis	15,723	59,101
			between 01/2025 and 12/2027	Semiannually
		25,000	02/2025		Annual fixed rate of 38.375%	n/a	At maturity date	28,249	—
Banco Nación (7)		$10,000	08/2025	In one installment at maturity date	Annual fixed rate of 35%	n/a	At maturity date	10,326	—
		10,000	09/2025		Annual fixed rate of 32.38%	n/a	At maturity date	10,026	—

(*)These accounting balances include interest and related expenses.

(1)	The Company has used US$508 million ($528,665 million in current currency as of December 31, 2024) of the funds obtained from the Series 21 Notes for the payments and prepayments of the following loans:

- IFC: The Company used funds totaling US$368 million, of which US$342 million was used for the payment of principal and US$26 million for the payment of interest and related expenses. As of December 31, 2024, IFC loans are fully paid.

- IIC: The Company used funds totaling US$140 million, of which US$135 million was for the payment of principal and US$5 million for the payment of interest and related expenses. As of December 31, 2024, loans with IIC are fully paid.

(2)	On October 17, 2023, the Company subscribed two new tranches (5 and 6) under the IDB loan for a total of US$120 million, equivalent to $41,145 million ($126,817 million in current currency as of December 31, 2023), net of issuance expenses for $866 million ($2,670 million in current currency as of December 31, 2023). The funds were used to pay for the 5G spectrum.

In December 2024, the Company has prepaid a part of the loan totaling US$46 million (includes payment of principal and interest), equivalent to $48,038 million in current currency as of December 31, 2024.

(3)	In November 2024, the Company has paid a part of the loan totaling RMB156 million (includes payment of principal and interest), equivalent to $22,802 million in current currency as of December 31, 2024.
(4)	On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 100% of the payments due to “Nokia Solutions and Networks Oy” and/or “Nokia Spain S.A.”, received from August 30, 2022 until November 1, 2024.

During 2024 and 2023, the Company received a disbursement for a total amount of US$11.6 million ($12,969 million in current currency as of December 31, 2024), and U$12.7 million ($14,806 million in current currency as of December 31, 2024), maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65 percentage points.

(5)	During August 2024, through the liquidation of BOPREAL bonds, the Company prepaid its loan with the supplier for US$18 million (principal of US$17.6 million and interest of US$0.4 million). This negotiation resulted in a reduction of US$1.8 million ($1,903 million in current currency as as of December 31, 2024) recognized in “Borrowings renegotiation results” item, within Financial results from borrowings.

TELECOM ARGENTINA S.A.

(6)	In December 2024, The Company subscribed an equipment loan of US$10.1 million, equivalent to $10,456 million.
(7)	In the months of August, November and December 2024, the Company subscribed loans totaling $45,000 million ($48,214 million in current currency as of December 31, 2024).
c)	Compliance with covenants

The Company holds certain loans with IDB, Finnvera, EDC, and CDB, hereinafter collectively referred to as the “Lenders”, which, as of December 31, 2024, amount to $278,003 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

Considering the complexity of Argentina’s economic situation, which prevented the early and accurate estimation of certain financial ratios as of December 31, 2023, the Company, as of December 31, 2023, requested and obtained waivers regarding the Net Debt/EBITDA ratio.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allowed increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2.700 billion on each calculation date, among other matters.

On January 31, 2025, the Company notified the Lenders that, due to the improvement of Argentina’s economic situation during 2024, the Company has been able to revert the situation that motivated the waiver and has complied with the ratios established in the original loan agreements since the calculation period ending on September 30, 2024 and has complied at all times with the conditions and restrictions set forth in the waiver agreements. As a consequence, thereof, and based on the early calculation of the ratios for the calculation period ending on Dember 31, 2024 following the methodology set forth in the original loan agreements, ,the Company has informed to the lenders that such waivers should be no longer in effect and that the original terms of the loan agreements shall be reinstated in their entirety.

Additionally, beyond the flexibility established in the waivers, the Company has also been within the limits established in the original loan agreements in relation to the aforementioned ratios, for the calculation periods of 2024.

As of the date of issuance of these consolidated financial statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the original loan agreements, and is also in compliance with the rest of the covenants established.

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2024	2023
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	209,705	189,592
Termination benefits	16,557	8,878
	226,262	198,470

Non-current
Termination benefits	9,468	8,120
	9,468	8,120
Total salaries and social security payables	235,730	206,590

Compensation for the Key Managers of Telecom for the years ended December 31, 2024, 2023 and 2022 are shown in Note 27.d).

TELECOM ARGENTINA S.A.

NOTE 15 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	As of December 31,
	2024	2023
Núcleo	2,517	2,748
NYSSA	470	322
Adesol	320	226
Opalker	28	22
TSMA	1,182	—
Telecom USA	33	—
Inter Radios	10	—
Pem	—	83
	(*) 4,560	3,401
(*)

Includes $ (2,716) million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries, RECPAM and to compensation made with tax credits. It also includes $347 million added to the acquisition of TSMA during 2024.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

		As of December 31,
		2024	2023
Tax carryforward		(41,560)	(1,076,552)
Allowance for doubtful accounts		(31,056)	(36,547)
Legal Claims and contingent liabilities		(8,942)	(15,931)
PP&E, intangible assets and right of use assets		1,295,762	1,355,663
Cash dividends from foreign companies		19,746	29,685
Income tax inflation adjustment effect		146,281	720,075
Other deferred tax liabilities (assets), net		(1,596)	(345)
Total deferred tax liabilities, net		1,378,635	976,048
Actions for recourse tax receivable		(888)	(1,934)
Total deferred tax liability, net	(*)	1,377,747	974,114

Net deferred tax assets		(32,990)	(30,085)
Net deferred tax liabilities		1,410,737	1,004,199
(*)	Includes $5,851 million of currency translation adjustments on foreign subsidiaries’ initial balances and $1,155 million of deferred tax liabilities from the acquisitions of TSMA and Manda.

As of December 31, 2024, Telecom Argentina and some subsidiaries have cumulative tax loss carryforwards of $119,180 million (including $344 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represent a deferred tax asset of $41,560 million.

TELECOM ARGENTINA S.A.

The detail of the maturities of estimated tax carryforward is disclosed:

		Tax carryforward
	Tax carryforward	amount as of	Tax carryforward
Company	generation year	12.31.2024	expiration year
Telecom	2023	45,674	2028
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,424	2027
Micro Sistemas	2023	17,646	2028
Micro Sistemas	2024	51,131	2029
Ubiquo	2022	242	No deadline
Ubiquo	2023	57	No deadline
Pem	2024	29	2029
Manda	2023	393	2028
AVC	2021	3	2026
AVC	2022	37	2027
AVC	2023	130	2028
AVC	2024	71	2029
Cable Imagen	2021	6	2026
Cable Imagen	2022	16	2027
Cable Imagen	2023	50	2028
Cable Imagen	2024	31	2029
		119,180

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Income (loss) before income tax expense	1,442,406	(1,280,328)	(1,574,245)
Non-taxable items – Earnings from associates and joint ventures	11,474	4,111	(5,553)
Non-taxable items – Impairment of Goodwill charges	—	—	1,654,398
Non-taxable items – Other	(1,881)	2,829	10,390
Restatement in current currency of Equity, Goodwill and others	1,021,881	2,213,212	1,697,535
Subtotal	2,473,880	939,824	1,782,525
Effective income tax rate	34.31%	33.65%	34.41%
Income tax expense at statutory tax rate of each subsidiary	(848,877)	(316,213)	(613,414)
Deferred tax liability restatement in current currency and others	1,338,851	2,013,061	1,468,317
Income tax inflation adjustment	(893,014)	(935,869)	(668,029)
Actions for recourse	—	—	(7)
Income tax on cash dividends of foreign companies	(6,114)	(24,378)	(7,134)
Income tax benefit (expense) (*)	(409,154)	736,601	179,733

Current tax	(10,904)	(6,313)	118,816
Deferred tax	(398,250)	742,914	60,917
Income tax benefit (expense)	(409,154)	736,601	179,733
(*)	In 2024 and 2023 includes $ 2,711 million and $(1,243) million, respectively, corresponding to the adjustment made in the Income tax affidavit of 2023 and 2022, respectively

In 2024 and 2022 include $50,988 million and $126,066 million, respectively, corresponding to the adjustment made in the Income tax calculation of 2024 and the Income tax affidavit of 2021, repectively, which include, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in “Income Tax – Inflation Adjustment for Tax Purposes”.

(**)	Includes $214 million in 2024 corresponding to a computable withholding arising from the subsidiary MFH, which is not subject to income tax.

TELECOM ARGENTINA S.A.

Income tax - Actions for recourse filed with the Tax Authority

During 2015 and 2022, Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal years from 2009 to 2017 for a total amount of approximately $2,039 million plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory based on the similarities with the parameters put forward in the matter of “Candy S.A.” as in the matter of “Distribuidora Gas del Centro”, heard by the National Supreme Court of Justice in whose verdicts, the Supreme Court ruled for the application of the inflation adjustment mechanism for the 2002 fiscal year. In a similar vein, the Supreme Court issued a decision on October 25, 2022, in the matter of “Telefónica de Argentina” for the fiscal periods 2008 and 2009. In that matter, it not only ratifies the “Candy” Judgment but also clarifies that, for the purposes of demonstrating confiscation, not only is the adjustment mechanism provided for in Title VI of the law applicable, but it also allows price variations to be reflected for the calculation of amortizations and costs of used and intangible goods and tax loss carryforward.

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

Consequently, the Company maintained a non-current tax credit of $888 million as of December 31, 2024. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood according to the jurisprudential antecedents known as of the date of these consolidated financial statements.

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

Therefore, together with its income tax return for the fiscal year 2021, the Company made a filing with the AFIP, protected by tax secrecy procedural regulations, in order to safeguard its rights, in the spirit of transparency that guides Telecom’s actions.

As a consequence of the foregoing, the income tax due for the year 2022 includes a decrease of $7,517 million ($85,553 million in current currency as of December 31, 2024), assessed taking into account the weighted probability of occurrence, based on the above-mentioned judicial precedents.

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

TELECOM ARGENTINA S.A.

Regarding 2024 tax period, the income tax provision has been calculated following the guidelines indicated in the first paragraph. This, taking into account that the relationship that arises between the tax determined without the full application of the aforementioned adjustment mechanisms for tax inflation and the true taxable result for the year, causes the application of an effective tax rate for the year 2024 that is confiscatory according to case law.

NOTE 16 –OTHER TAXES PAYABLES

	As of December 31,
Current	2024	2023
Other national taxes	77,841	72,284
Provincial taxes	8,320	9,064
Municipal taxes	4,501	3,902
	90,662	85,250
Non- current
Provincial taxes	2	24
	2	24
Total other taxes payables	90,664	85,274

NOTE 17 – LEASES LIABILITIES

	As of December 31,
Current	2024	2023
Argentina	72,221	58,754
Abroad	2,310	3,822
	74,531	62,576
Non- current
Argentina	111,740	98,715
Abroad	26,705	31,745
	138,445	130,460
Total lease liabilities	212,976	193,036

Movements in the lease liabilities are as follows:

	Years ended
	December 31,
	2024	2023
Balances at the beginning of the year	193,036	195,962
Increases (*)	215,732	156,450
Financial results, net (**)	24,260	86,889
Payments	(91,993)	(96,234)
Decreases (included RECPAM and currency translation adjustments)	(128,059)	(150,031)
At the end of the year	212,976	193,036

(*)Included in acquisitions of Rights of use.

(**)Included in Other foreign currency exchange gains (losses) and Other interests, net.

TELECOM ARGENTINA S.A.

NOTE 18 – OTHER LIABILITIES

	As of December 31,
Current	2024	2023
Deferred revenues on prepaid credit	21,765	17,325
Deferred revenues on connection fees and international capacity leases	4,465	3,754
Debt for acquisition of Subsidiaries	643	1,235
Related parties (Note 27.b)	3,011	5,135
Funds to be paid to customers	8,738	15,720
Other	1,777	1,385
	40,399	44,554
Non-current
Deferred revenues on connection fees and international capacity leases	3,371	3,323
Pension benefits	8,565	4,897
Related parties (Note 27.b)	2,756	9,001
Debt for acquisition of Subsidiaries	601	2,234
Other	24	236
	15,317	19,691
Total Other liabilities	55,716	64,245

Movements in the pension benefits are as follows:

	Years ended
	December 31,
	2024	2023
At the beginning of the year	4,897	5,963
Service cost (*)	256	329
Interest cost (**)	6,736	4,042
Actuarial results (***)	28	915
RECPAM	(3,352)	(6,352)
At the end of the year	8,565	4,897
(*)	Included in Employee benefit expenses and severance payments.
(**)	Included in Other Financial result, net.
(***)	Included in Other comprehensive income (loss).

NOTE 19 – PROVISIONS

The Company evaluates and reviews each contingency applying the criteria indicated in Note 3.q) and 3.u.5).

The evolution of provisions as of December 31, 2024 and 2023 is as follows:

		Additions					RECPAM,
							currency	Balances
	Balances as	Acquisitions		Financial		Payments	translation	as of
	of December 31,	through business	Capital	result			adjustments	December 31,
	2023	combinations	(i)	(ii)	Reclassifications		and others	2024
Current
Legal Claims and contingent liabilities	11,629	—	3,926	—	20,686	(29,993)	(2,364)	3,884
Total current provisions	11,629	—	3,926	—	20,686	(29,993)	(2,364)	3,884
Non- Current
Legal Claims and contingent liabilities	27,889	3,933	14,088	15,089	(20,686)	(3,340)	(14,165)	22,808
Asset retirement obligations	28,984	—	21,566	—	—	—	(20,508)	30,042
Total non-current provisions	56,873	3,933	35,654	15,089	(20,686)	(3,340)	(34,673)	52,850

Total provisions	68,502	3,933	39,580	15,089	—	(33,333)	(37,037)	56,734

TELECOM ARGENTINA S.A.

		Additions				RECPAM,
						currency
	Balances as		Financial		Payments	translation	Balances
	of	Capital	result			adjustments and	as of
	December 31, 2022	(iii)	(ii)	Reclassifications		others	December 31, 2023
Current
Legal Claims and contingent liabilities	17,859	21,535	—	27,645	(56,658)	1,248	11,629
Total current provisions	17,859	21,535	—	27,645	(56,658)	1,248	11,629

Non- Current
Legal Claims and contingent liabilities	44,121	25,402	22,589	(27,645)	(9)	(36,569)	27,889
Asset retirement obligations	34,910	29,997	—	—	—	(35,923)	28,984
Total non-current provisions	79,031	55,399	22,589	(27,645)	(9)	(72,492)	56,873

Total provisions	96,890	76,934	22,589	—	(56,667)	(71,244)	68,502
(i)	$18,014 million charged to Other operating expenses and $21,566 million charged to Right of use assets,
(ii)	Charged to Other foreign currency exchange gains (losses) and Other interests, net.
(iii)	$46,937 million charged to Other operating expenses and $29,997 million charged to Right of use assets.

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

b)   Sanctions Imposed by the Regulator

The Company is subject to various sanction procedures, in most cases promoted by the Regulatory Authority, for delays in repairs and service installations to fixed-line customers.

c)   “Asociación por la Defensa de Usuarios y Consumidores vs. Telecom Personal S.A.” claim

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

TELECOM ARGENTINA S.A.

On December 26, 2024, the Commercial Court of Appeals issued a ruling, which upheld the first-instance judgment in the main aspects and modified some aspects regarding the extent of the sentence, with some aspects in favor and others against.

The Company’s Management, with the assistance of its legal advisors, is evaluating the filing of a Federal Extraordinary Appeal.

d)   Claim “Unión de Usuarios y Consumidores and Other v. Telecom Argentina S.A.” -– File No. 24,687/2018, pending before Commercial Court No. 9, Secretariat 17.

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

The Company, with the assistance of its legal advisors, while considering that it has solid arguments for its defense, given the procedural status (the proceedings are already ready for sentencing) and the evidence produced, has classified this contingency as probable and consequently has determined a provision that it considers sufficient.

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

The difference resulting from both criteria since October 2016 is of approximately $717 million plus interest as of December 31, 2024.

On February 27, 2018, ENACOM Resolutions Nos. 840/18 and 1,196/18 were published in the Official Gazette. Through these Resolutions, ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, established a new regime for mobile communication services, which substantially increased the amounts to be paid for such service.

TELECOM ARGENTINA S.A.

Subsequently, by Resolution No. 4353/18, published in the Official Gazette on May 24, 2018, it was established that the new Regime established by ENACOM Resolutions No. 840/18 and No. 1,196/18 would not have an impact until August 31, 2018. Likewise, it was established that the sworn statements corresponding to Mobile Communications Services (SRMC, STM, PCS and SCMA), which expired in the months of April and May 2018, which had not been prepared in accordance with the provisions of ENACOM Resolution No. 840/2018, should be submitted rectified and the resulting differences paid on October 10, 2018.

Telecom filed the restated returns for March and April 2018 (due in April and May 2018) and paid (under protest) the corresponding amounts. It also started to comply, as from September 2018, with the filing and payment (under protest) of the corresponding returns.

By means of ENACOM Resolution No. 4,266/19 dated October 8, 2019, the calculation basis for Radioelectric Rights and Tariffs corresponding to Mobile Communications Services (SRMC, STM, PCS and SCMA) was modified based on the sworn declarations whose expiration date occurs after the date of publication of the Resolution. This modification represents a reduction in the rate applicable to the payment of DER for these services.

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

TELECOM ARGENTINA S.A.

The above-mentioned unions argue that Telecom is jointly and severally liable for the payment of the above-mentioned contributions. Telecom answered all the claims.

In the action brought by FOEESITRA, the judge of first instance rejected the summons to third parties made by Telecom. This decision was confirmed by the Labor Court and the case is being appealed with a request for opening of evidence.

In the action brought by FOETRA, the Court of Appeals revoked the decision rendered by the court of first instance that had declared the incompetence. The judge of first instance must render a decision on the exceptions filed by Telecom.

In the action brought by SITRATEL, the judge of first instance declared himself competent to intervene and rejected the summons of third parties made by Telecom. This decision was appealed and recently confirmed by the IX Chamber. This last decision of the court is not final.

In the action brought by the Union of Telephone Workers and Employees of Tucumán, the judge of first instance rejected the summons of third parties requested and the claim of lack of jurisdiction. The decision was confirmed by the Labor Chamber and the case was opened to the evidentiary stage.

The other claims have been suspended at the request of the parties.

The unions are seeking damages for an unspecified amount.

Even though the Company’s Management believes that there are sound grounds for the favorable resolution of these claims, given the lack of judicial precedents, the final outcome of these claims cannot be assured.

e)    Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding - Case No. 4.010/2017 pending before the Commercial Court No. 31, Secretariat 61

In November 2018, the Company was served notice of a claim brought by Asociación por la Defensa de Usuarios y Consumidores. The Claimant requested that the defendant: 1) cease its practice of preventing customers from terminating Internet and cable television services when customers request such termination; 2) reimburse to each user the amounts collected for the period of five years and until the date on which the defendant ceases the above-mentioned practice; and 3) pay punitive damages for each of the affected customers.

In December 2018, the Company filed a response, alleging the application of statutes of limitation (two-year term) as well as the lack of standing of the Association to file the lawsuit. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff. The proceeding is now in the discovery stage.

The plaintiffs are seeking damages for an unspecified amount.

Based on the advice of its legal counsel, the Company believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

f)    Resolution No. 50/10 et seq. issued by the Secretaría de Comercio Interior de la Nación (Secretariat of Domestic Trade or “SCI”)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly basic subscription prices. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

TELECOM ARGENTINA S.A.

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

On November 15, 2024, Resolution No. 50/10 was repealed by Resolution No. 433/2024 of the Secretariat of Industry and Commerce.

The Company, with the assistance of its legal advisors, is evaluating the potential impacts of the repeal on the case.

3.     Gain Contingencies

“AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services for a system called “Argentine Football System Administration” (“AFA Plus Project”). In September 2014, the AFA notified the Company of its decision to terminate the contract.

The Company did not accept the AFA’s proposal for compensation for investments and expenses incurred, considering it insufficient, and on December 19, 2018, it filed a lawsuit against the AFA for the sum of $ 353 million plus interest and court costs.

The Company’s Management, with the assistance of its external advisors, considers that it has solid factual and legal arguments to have its claims addressed.

NOTE 20 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $991,572 million (of which $189,654 million corresponds to Fixed Assets commitments) and $1,277,815 million (of which $303,027 million corresponds to Fixed Assets commitments) as of December 31, 2024 and 2023, respectively. These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

TELECOM ARGENTINA S.A.

The table below details commitments within one year and beyond one year:

	As of December 31,
	2024	2023
Committed within one year	414,586	647,407
Committed beyond one year	576,986	630,408
	991,572	1,277,815

NOTE 21 – EQUITY

(a)	Capital Stock

As of December 31, 2024 and 2023, the total capital stock of Telecom Argentina amounted to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

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

(b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2024 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2023 for $257,730 million ($561,242 million in current currency as of December 31, 2024): (i) absorb the amount of $257,730 million ($561,242 million in current currency as of December 31, 2024) from the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”; b) to reclassify the amount of $84,257 million ($168,591 million in current currency as of December 31, 2024) from “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse between October 1, 2024 and December 31, 2024 the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non cash or any combination of both options, for up to the maximum amount of distribution of US$100 million. On November 11, 2024, the Board of Directors decided to distribute dividends (For more information on the distribution of dividends, see Note 4.b) “Dividends paid - Distribution of non cash dividends”.

TELECOM ARGENTINA S.A.

(c)	Share Ownership Plan

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

As of the date of these consolidated financial statements, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

(d)	Restrictions on distribution of profits

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

NOTE 22 – FINANCIAL INSTRUMENTS

a)	Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2024 and 2023 their category of financial instrument and the details of profits and losses generated according to each category.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2024	cost	loss	income	Total
Assets
Cash and cash equivalents	226,727	91,592	—	318,319
Investments	20,632	12,952	—	33,584
Trade receivables	296,424	—	—	296,424
Other receivables	16,378	3,496	—	19,874
Total	560,161	108,040	—	668,201
Liabilities
Trade payables	461,163	—	—	461,163
Borrowings	2,878,004	—	—	2,878,004
Leases liabilities	212,976	—	—	212,976
Other liabilities	16,280	1,244	—	17,524
Total	3,568,423	1,244	—	3,569,667

TELECOM ARGENTINA S.A.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2023	cost	loss	income	Total
Assets
Cash and cash equivalents	275,506	72,424	—	347,930
Investments	26,371	243,588	—	269,959
Trade receivables	289,887	—	—	289,887
Other receivables	47,067	22	4,326	51,415
Total	638,831	316,034	4,326	959,191
Liabilities
Trade payables	779,088	—	—	779,088
Borrowings	4,634,160	—	—	4,634,160
Leases liabilities	193,036	—	—	193,036
Other liabilities	31,240	3,469	—	34,709
Total	5,637,524	3,469	—	5,640,993

Gains and losses by category – Year 2024

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	(36,276)	39,991
Financial liabilities at amortized cost	1,632,087	(133,540)
Financial assets at fair value through profit or loss	(45,409)	—
Financial liabilities at amortized cost through profit or loss	(407)	—
Total	1,549,995	(93,549)

Gains and losses by category – Year 2023

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	137,618	54,055
Financial liabilities at amortized cost	(1,650,848)	(48,217)
Financial assets at fair value through profit or loss	193,309	140,072
Financial liabilities at amortized cost through profit or loss	(67,803)	—
Total	(1,387,724)	145,910

Gains and losses by category – Year 2022

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	39,509	30,957
Financial liabilities at amortized cost	139,282	(112,712)
Financial assets at fair value through profit or loss	(64,998)	(4,972)
Financial liabilities at fair value through profit or loss	(37,527)	—
Total	76,266	(86,727)

b)	Fair value hierarchy and other disclosures

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

TELECOM ARGENTINA S.A.

-

Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g., as prices) or indirectly (e.g., derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2024 and 2023, and the level of hierarchy are listed below:

As of December 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	93,158	—	93,158
Government bonds (1) (2)	11,386	—	11,386
Other receivables: Compensation received for company acquisitions (3)	—	1,079	1,079
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	—	2,417	2,417
Total assets	104,544	3,496	108,040
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	643	643
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	601	601
Total liabilities	—	1,244	1,244

As of December 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	31,414	—	31,414
Government bonds (1) (2)	284,598	—	284,598
Other receivables: DFI (4)	—	3,374	3,374
Other receivables: Indemnification assets (3)	—	22	22
Non-current Assets
Other receivables: DFI (4)	—	952	952
Total assets	316,012	4,348	320,360
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	1,235	1,235
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	2,234	2,234
Total liabilities	—	3,469	3,469
(1)	The Mutual funds are included in Cash and cash equivalentsand Investments. The Government bonds are included in Cash and cash equivalents and Investments.
(2)

The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.
(4)

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

During the years ended December 31, 2024 and 2023, there were no transfers between Levels of the fair value hierarchy.

TELECOM ARGENTINA S.A.

Additionally, the methods and assumptions used to estimate the fair values of each class of financial instrument are as follows:

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

Borrowings

As of December 31, 2024, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	2,410,891	2,246,719
Other borrowings	467,113	468,133
	2,878,004	2,714,852

As of December 31, 2023, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	2,843,432	2,635,181
Other borrowings	1,790,728	1,804,274
	4,634,160	4,439,455

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

TELECOM ARGENTINA S.A.

c)	Hedge accounting

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks.

The position of DFIs in the consolidated statements of financial position and amounts recognized in Consolidated Income Statements and Consolidated Statements of Comprehensive Income, are detailed below:

	As of December 31,
	2024	2023
Other receivables current - DFI: SOFR	—	3,374
Other receivables non current - DFI: SOFR	—	952
Total assets	—	4,326

	Years ended December 31,
	2024	2023	2022
	Profit (loss)
Foreign currency exchange effect	2,995	17,273	(10,544)
Interests on borrowings	(2,747)	(2,705)	(997)
Financial results	248	14,568	(11,541)
DFI effects classified as hedges	(5,913)	2,859	4,122
Other comprehensive income (loss)	(5,913)	2,859	4,122

●	Interest rate swaps – cash flow hedges

In August 2024, the Company cancelled the several DFI agreements, to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The agreements entered into covered a total amount of US$184.5 million. The interest rates were set at 3.605%, 3.912% and 3.895%, respectively.

In September 2022, the several DFI agreements were finalized to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million and from the IIC loan amounting to US$100 million. The mentioned agreements hedged a total amount of US$440 million. Such DFI allows fixing the variable rate in a range between 2.085% and 2.4525% nominal annual rate.

●	Exchange rate Hedges

During year ended December 31, 2024, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$50 million fixing the average exchange rate in 1,004 Argentine pesos/US$, expiring between July and August 2024.

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

The following table presents financial assets and liabilities that are offset as of December 31, 2024 and 2023:

	As of December 31, 2024
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	312,860	23,427	(477,599)	(21,077)
Offsetting	(16,436)	(3,553)	16,436	3,553
Current and noncurrent assets (liabilities) – Carrying Value	296,424	19,874	(461,163)	(17,524)

	As of December 31, 2023
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	305,745	53,314	(794,946)	(36,608)
Offsetting	(15,858)	(1,899)	15,858	1,899
Current and noncurrent assets (liabilities) – Carrying Value	289,887	51,415	(779,088)	(34,709)

NOTE  23 – REVENUES

	Years ended December 31,
	2024	2023	2022
Mobile Services	1,679,334	1,806,462	1,987,687
Internet Services	1,057,015	979,727	1,096,812
Cable Television Services	600,134	791,281	887,702
Fixed and Data Services	501,206	531,363	603,693
Other services revenues	46,369	41,593	39,211
Subtotal Services revenues	3,884,058	4,150,426	4,615,105
Equipment revenues	253,538	333,546	329,714
Total Revenues	4,137,596	4,483,972	4,944,819

TELECOM ARGENTINA S.A.

NOTE 24 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $4,284,063 million, $4,756,318 million and $6,944,910 million for the years ended December 31, 2024, 2023 and 2022, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2024	2023	2022
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(869,742)	(1,036,579)	(1,066,452)
Severance indemnities	(130,363)	(61,168)	(147,644)
Other employee expenses	(23,650)	(22,564)	(24,609)
	(1,023,755)	(1,120,311)	(1,238,705)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(307,654)	(292,186)	(313,277)
Fees for services	(238,361)	(267,553)	(282,069)
Directors and Supervisory Committee’s fees	(4,442)	(3,652)	(4,503)
	(550,457)	(563,391)	(599,849)

Taxes and fees with the Regulatory Authority
Turnover tax	(168,872)	(170,237)	(182,839)
Regulatory Entity Fees	(84,586)	(85,017)	(94,816)
Municipal taxes	(41,201)	(45,567)	(51,971)
Other taxes and fees	(30,963)	(43,657)	(50,066)
	(325,622)	(344,478)	(379,692)
Cost of equipment
Inventory balance at the beginning of the year	(71,636)	(47,048)	(45,421)
Plus:
Purchases	(207,360)	(291,420)	(255,879)
Others	13,719	24,945	20,025
Less:
Inventory balance at the end of the year	68,228	71,636	47,048
	(197,049)	(241,887)	(234,227)
Other operating expenses	Profit (loss)
Legal Claims and contingent liabilities	(18,014)	(46,937)	(80,644)
Rentals and internet capacity	(29,146)	(26,212)	(28,211)
Energy, water and other services	(104,743)	(84,669)	(89,562)
Postage, freight and travel expenses	(29,051)	(32,891)	(34,801)
Other	(19,898)	(16,254)	(13,941)
	(200,852)	(206,963)	(247,159)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(998,031)	(1,185,795)	(1,348,046)
Amortization of intangible assets	(116,261)	(191,432)	(194,278)
Amortization of Rights of use assets	(198,158)	(156,150)	(147,487)
Impairment of Fixed Assets (*)	1,106	(683)	(1,669,121)
	(1,311,344)	(1,534,060)	(3,358,932)

(*)In 2022 includes $(1,653,965) million corresponding to the impairment of goodwill of the CGU Telecom.

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

	Operating	Administration	Commercialization	Other	Total	Total	Total
Concept	costs	costs	costs	expenses	12.31.2024	12.31.2023	12.31.2022
Employee benefit expenses and severance payments	(550,132)	(212,588)	(261,035)	—	(1,023,755)	(1,120,311)	(1,238,705)
Interconnection costs and other telecommunication charges	(118,525)	—	—	—	(118,525)	(132,385)	(152,276)
Fees for services, maintenance, materials and supplies	(219,004)	(116,053)	(215,400)	—	(550,457)	(563,391)	(599,849)
Taxes and fees with the Regulatory Authority	(321,088)	(2,758)	(1,776)	—	(325,622)	(344,478)	(379,692)
Commissions and advertising	—	—	(232,226)	—	(232,226)	(262,627)	(299,503)
Cost of equipment	(197,049)	—	—	—	(197,049)	(241,887)	(234,227)
Programming and content costs	(239,016)	—	—	—	(239,016)	(252,980)	(310,185)
Bad debt expenses	—	—	(85,217)	—	(85,217)	(97,236)	(124,382)
Other operating expenses	(132,932)	(34,958)	(32,962)	—	(200,852)	(206,963)	(247,159)
Depreciation, amortization and impairment of Fixed Assets	(1,057,047)	(169,143)	(86,260)	1,106	(1,311,344)	(1,534,060)	(3,358,932)
Total as of 12.31.2024	(2,834,793)	(535,500)	(914,876)	1,106	(4,284,063)
Total as of 12.31.2023	(3,138,631)	(580,226)	(1,036,777)	(684)		(4,756,318)
Total as of 12.31.2022	(3,458,373)	(651,381)	(1,166,035)	(1,669,121)			(6,944,910)

Other leases

Future minimum lease payments of non-cancellable other lease agreements of Telecom and its subsidiaries as of December 31, 2024, 2023 and 2022 in currency on the transaction date are as follows:

	Less than		More than 5
	1 year	1‑5 years	years	Total
2024	6,318	9,405	5,108	20,831
2023	3,844	8,401	3,229	15,474
2022	4,427	902	—	5,329

Further information is provided in Note 3.k).

NOTE 25 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Interests on borrowings	(132,146)	(127,344)	(101,389)
Remeasurement in borrowings (*)	(102,728)	108,438	11,759
Foreign currency exchange gains on borrowings	1,687,816	(1,360,644)	291,606
Borrowings renegotiation results	2,169	(1,740)	(272)
Repurchase Notes	460	—	—
Total financial results from borrowings	1,455,571	(1,381,290)	201,704

(*)   Related to Notes issued in UVA

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Fair value gains/(losses) on financial assets at fair value through profit or loss	(45,400)	140,072	(86,008)
Other foreign currency exchange gains (losses)	187,639	(130,191)	2,548
Other interests, net	24,298	33,601	13,122
Other taxes and bank expenses	(116,636)	(55,175)	(47,198)
Financial expenses on pension benefits	(6,736)	(4,042)	(2,759)
Financial discounts on assets, debts and others	(27,625)	(15,847)	(21,639)
RECPAM	129,236	409,001	360,523
Total other financial results, net	144,776	377,419	218,589
Total financial results, net	1,600,347	(1,003,871)	420,293

NOTE 26 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom and its subsidiaries are exposed to the following financial risks in the ordinary course of its business operations:

●	Market risk: stemming from change in exchange rates, market prices and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
●	Credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart regarding the operations of Telecom;
●	Liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

●	The definition of guidelines for directing operations;
●	The activity of the Board of Directors and Management which monitors the level of exposure to mentioned risks consistently with prefixed general objectives;
●	The identification of the most suitable financial instruments, to reach prefixed objectives;
●	The monitoring of the results achieved.

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

Telecom has great part of its commercial and financial debt denominated in US$ and other currencies, unlike the Company’s sales revenue, which is mainly generated in Argentine pesos. Additionally, Telecom and its subsidiaries hold cash and cash equivalents, largely denominated in foreign currencies, which contributes to reducing the exposure of commercial and financial obligations in foreign currencies.

TELECOM ARGENTINA S.A.

The financial risk management policies of Telecom are directed towards diversifying the acquisition of goods and services in the functional currency and using selected DFI to mitigate long-term positions in foreign currency.

The appreciation of the US dollar against the Argentine peso in recent years has had and continues to have a negative impact on the payment and revaluation of debts denominated in foreign currency and may have a negative effect on our financial position and results of operations. This impact negatively affects the Company since we depend mainly on the domestic market with revenues usually collected in Argentine pesos.

Although in 2024 the Argentine peso continued to depreciate against the US dollar, with an annual devaluation of 27.7% per year, it should be noted that the rate of devaluation was lower tha inflation of the Argentine peso (which amounted to 117.8%).

As a result of the increased volatility of the Argentine peso over the past few years, the Central Bank of Argentina (BCRA) has implemented various measures to stabilize its value, including, among others, exchange restrictions for access to the Argentine Single and Free Exchange Market (MULC, for its Spanish acronym), which led to an increase in overdue commercial debts as of December 31, 2023.

Due to rising commercial debts, the BCRA offered bonds denominated in US dollars (BOPREAL, for its Spanish acronym), which could only be subscribed by importers with overdue debts for goods that had cleared customs and/or services that had been effectively rendered up until December 12, 2023. It is noteworthy that during January and February 2024, the Company and certain subsidiaries acquired BOPREAL bonds and used them to settle the foreign currency commercial debt held by the Company.

Any further depreciation and/or inability of the Company to acquire foreign currency could have an adverse effect on the financial position, the ability to meet obligations denominated in foreign currency, and the possibility to pay dividends or make payments (of principal or interest) on the Company’s borrowings.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2024 and 2023, are the following:

	2024	2023
	In equivalent millions of Argentine pesos
Assets	355,472	389,753
Liabilities	(2,627,952)	(4,904,557)
Liabilities Net	(2,272,480)	(4,514,804)

Sensitivity analysis

As of December 31,2024, which is a not hedged net liability position in foreign currency of US$2,201 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $454,495 million of the consolidated financial position in foreign currency.

As of December 31, 2023, which was a not hedged net liability position in foreign currency of US$2,564 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $902,961 million of the consolidated financial position in foreign currency.

Interest rate risk

Within its borrowings structure, Telecom and its subsidiaries have negotiable obligations, bank loans and loans from other financial entities denominated in pesos, dollars, RMB and guaraníes at fixed and variable rates and current account advances denominated in pesos in the short term and at rates renegotiable upon maturity, and are therefore exposed to the risk of interest rate fluctuations, mainly through the fluctuation of the SOF variable rate.

TELECOM ARGENTINA S.A.

The proportion of fixed-rate and variable-rate borrowings as of December 31, 2024 and 2023 is detailed below:

	2024		2023
	$	%	$	%
Fixed rate	2,602,234	90%	3,488,549	75%
Variable rate	275,770	10%	1,145,611	25%
Total borrowings (*)	2,878,004	100%	4,634,160	100%

(*)includes capital and interest.

The Company manages its exposure to interest rate variation risk, optimizing the type of financing with the aim of improving terms and reducing its financial costs with improvements in interest rates. It also has used different hedging DFIs which convert variable rates into fixed rates. For more information on the DFIs held by the Company, see Note 22.

For more information about borrowings see Note 13.

Sensitivity analysis

As of December 31, 2024, Management believes that any variation of 100 bps in the agreed interest rates would result in $2,758 million gain / loss. As of December 31, 2023, Management believes that any variation of 100 bps in the agreed interest rates would result in $11,456 million gain / loss.

Price Risk

Telecom’s investments in financial assets at fair value through profit or loss are susceptible to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

As of December 31, 2024 and 2023, the total value of investments with changes in fair value recognized in net income amounted to $12,952 million and $243,588 million, respectively.

Sensitivity Analysis

Management estimates that any 10% variation in the market price would result in $1,295 million and $24,358 million gain / loss as of December 31, 2024 and 2023, respectively.

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

TELECOM ARGENTINA S.A.

Telecom’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

	Cash and cash		Trade	Other	Total as of
Date due	equivalents	Investments	receivables, net	receivables, net	December 31, 2024
Total due	—	—	111,262	1,062	112,324
Total not due	318,319	33,584	185,162	18,812	555,877
Total as of December 31, 2024	318,319	33,584	296,424	19,874	668,201

	Cash and cash		Trade	Other	Total as of
Date due	equivalents	Investments	receivables, net	receivables, net	December 31, 2023
Total due	—	—	176,315	3,302	179,617
Total not due	347,930	269,959	113,572	48,113	779,574
Total as of December 31, 2023	347,930	269,959	289,887	51,415	959,191

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $111,262 million and $176,315 million as of December 31, 2024 and 2023, respectively.

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

	Trade		Leases	Other	Total as of
Maturity Date	payables	Borrowings	liabilities	liabilities	December 31, 2024
Due	23,002	—	—	—	23,002
January 2025 thru December 2025	421,685	1,075,243	77,729	14,165	1,588,822
January 2026 thru December 2026	11,674	668,889	50,688	3,359	734,610
January 2027 thru December 2027	4,623	375,230	38,593	—	418,446
January 2028 and thereafter	179	1,283,442	76,581	—	1,360,202
	461,163	3,402,804	243,591	17,524	4,125,082

	Trade		Leases	Other	Total as of
Maturity Date	payables	Borrowings	liabilities	liabilities	December 31, 2023
Due	260,004	—	—	—	260,004
January 2024 thru December 2024	517,093	1,276,617	68,674	23,470	1,885,854
January 2025 thru December 2025	1,061	1,547,339	54,349	5,446	1,608,195
January 2026 thru December 2026	320	1,428,451	28,490	5,048	1,462,309
January 2027 and thereafter	610	847,100	62,204	745	910,659
	779,088	5,099,507	213,717	34,709	6,127,021

On the other hand, it should be noted that, Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers.

TELECOM ARGENTINA S.A.

The Management uses the metrics a) working capital and b) liquidity rate to measure its short-term financial health and operational efficiency and assessing the Company’s ability to manage its liquidity and sustain their operational activities.

Working capital and liquidity risk as of December 31, 2024 and 2023 are detailed below:

	2024	2023	Variation
Trade receivables	295,992	289,338	6,654
Other receivables	44,755	70,752	(25,997)
Inventories	60,444	68,659	(8,215)
Current liabilities (not considering borrowings)	(885,671)	(1,182,978)	297,307
Negative operative working capital	(484,480)	(754,229)	269,749
Over revenues	11.71%	16.82%

Cash and cash equivalents	318,319	347,930	(29,611)
Other receivables	—	3,373	(3,373)
Investments	33,584	269,959	(236,375)
Current borrowings	(1,072,741)	(1,227,050)	154,309
Net Current financial (liability) asset	(720,838)	(605,788)	(115,050)

Assets classified as held for sale	1,765	—	1,765

Negative working capital (current assets – current liabilities)	(1,203,553)	(1,360,017)	156,464
Liquidity rate	0.38	0.44	(0.06)

During 2024, Telecom obtained funds from the financial market to refinance part of its borrowings in order to optimize its term, rate and structure, see Note 13 for more information. Telecom will continue with its strategy of refinancing its borrowings in order to extend the contractual terms, as well as to obtain lower financing costs, with the aim of being able to cover its negative working capital.

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

NOTE 27 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)  Controlling Company

CVH is the controlling company of Telecom Argentina, holding 28.16% of the capital stock of the Company. Additionally, both CVH and FTL, contributed to the Voting Trust (the Voting Trust Agreement was formalized on April 15, 2019), in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

TELECOM ARGENTINA S.A.

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement dated July 7, 2017.

b)  Balances with Related parties
●	Associates and Joint venture

CURRENT ASSETS	Kind of related party	As of December 31,
Trade receivables		2024	2023
Ver TV	Associate	—	22
OPH	Joint venture	46	59
		46	81
Other receivables
La Capital Cable	Associate	—	457
Ver TV	Associate	—	4
		—	461
CURRENT LIABILITIES
Trade payables
La Capital Cable	Associate	207	7
TSMA	Associate	—	2
OPH	Joint venture	476	2,332
		683	2,341
Other liabilities
OPH	Joint venture	3,011	5,135
		3,011	5,135
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	2,756	9,001
		2,756	9,001

●Other related parties

CURRENT ASSETS	As of December 31,
Trade receivables	2024	2023
Other related parties	1,875	1,428
	1,875	1,428
Other receivables
Other related parties	634	9
	634	9
CURRENT LIABILITIES
Trade payables
Other Related parties	12,144	9,989
	12,144	9,989

TELECOM ARGENTINA S.A.

c)  Transactions with Related parties

●Associates and Joint venture

	Transaction	Kind of related party	Years ended December 31,
			2024	2023	2022

			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	132	222	475
Ver TV	Services revenues and other revenues	Associate	53	72	—
OPH	Services revenues and other revenues	Joint venture	336	183	—
			521	477	475
			Operating costs
La Capital Cable	Fees for services	Associate	(1,779)	(1,895)	(1,206)
OPH	Fees for services	Joint venture	(894)	—	—
			(2,673)	(1,895)	(1,206)

●	Other Related parties

	Transaction	Years ended December 31,
		2024	2023	2022

		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	5,765	4,299	3,371
		5,765	4,299	3,371
		Operating costs
Other Related parties	Programming costs	(40,661)	(38,725)	(47,313)
Other Related parties	Editing and distribution of magazines	(4,118)	(5,938)	(8,375)
Other Related parties	Advisory services	(8,743)	(5,022)	(6,049)
Other Related parties	Advertising purchases	(2,364)	(3,188)	(4,917)
Other Related parties	Other purchases and commissions	(6,220)	(2,437)	(2,082)
		(62,106)	(55,310)	(68,736)

The transactions discussed above were made on arm length transaction basis.When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No, 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

d)  Key Managers

Compensation for Directors for technical-administrative functions and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom Argentina for the years ended December 31, 2024, 2023 and 2022 amounted to $17,266 million, $5,898 million and $2,775 million, respectively (in currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2024, an amount of $7,904 million remained unpaid.

Telecom Argentina has recorded fees of its Board of Directors’ members of $3,224 million, $765 million and $435 million for the year ended December 31, 2024, 2023 and 2022, respectively (in currency of the transaction date). As of December 31, 2024, there are no unpaid balances.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

NOTE 28 – BUSINESS ACQUISITION

The main acquisitions in 2024 are detailed below:

1.)  TMSA

On September 14, 2024, the Company signed a share exchange and transfer agreement with EHM, controlling Company of TSMA and Ver TV, companies that provide TIC internet Access and TV services in some cities along the Province of Buenos Aires.

After said share exchange and transfer, Telecom Argentina holds 100% of its current subsidiary TSMA (previous direct/indirect interest in capital stock and votes was 50.1% and EHM holds 100% of Ver TV, in which Telecom Argentina had a 49%. Additionally, to the share exchange, the Company received US$5.5 million (US$ 2.5 million upon signing the agreement and US$ 3 million payable in seven semi - annual installments) for the transfer of shares. As of December 31, 2024, the Company has an outstanding receivable of $3.496 million, within Other current receivables ($1,079 million) and non-current ($2,417 million), respectively.

The Company, applying the guidelines of IFRS 3 (for a business combination in stages and the determination of the consideration transferred of non-monetary assets), has determined the fair value of the interest it held immediately before the exchange of shares. For this transaction, the Company recognized a loss of $3,718 million included in “Earnings (losess) from associates and joint ventures” line of the income statement.

The Company’s management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) of TSMA at the acquisition date, plus the compensation received of US$5.5 million and from the comparison with the consideration paid (interest in Ver TV) has determined a goodwill.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exchange of interest:

	(In current currency at	(In current currency as
Purchase consideration	the acquisition date)	of December 31, 2024)
Fair value of the interest in Ver TV	13,580	15,179
Compensation receivable	(3,435)	(3,840)
Compensation collect in cash	(2,862)	(3,199)
Total	7,283	8,140

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current at	(In current currency as
	the acquisition date)	of December 31, 2024)
Cash and cash equivalents	43	48
Investment	3,364	3,760
Trade receivables	635	710
PP&E (1)	9,223	10,307
Intangible asset (2)	1,392	1,556
Trade payables	(1,242)	(1,388)
Other assets / liabilities, net	(3,224)	(3,602)
Net identifiable assets acquired	10,191	11,391
Less: Fair value of previous interest in TSMA (50.1%)	(7,312)	(8,173)
Add: goodwill	4,404	4,922
Total	7,283	8,140
(1)	PP&E: For the determination of fair values, the following approaches were used: a) the market approach (comparative sales) for real estate and vehicles (fixed assets that have a second-hand market) and b) the cost approach (replacement cost new of the identified assets adjusted for physical deterioration, functional and economic obsolescence) for the rest of the fixed assets.
(2)	Correspond to the Customer relationship, for the determination of fair values, were used the income approach (discounted cash flow method).

TELECOM ARGENTINA S.A.

Revenue and profit contribution

The acquired business contributed revenues of $7,208 million and net income of $331 million for the period from September 1, 2024 to December 31, 2024.

2)  Naperville and Saturn

On October 8, 2023, our subsidiary Televisión Dirigida entered into two call option agreements with the shareholder of Naperville and Saturn (companies incorporated in the state of Delaware, USA), for 100% of their equity interests and votingl rights. These companies have a shareholding that represents approximately 76.63% and 23.37%, respectively, of the share capital and voting rights of Manda S.A., which in turn is the sole shareholder and owns 100% of RISSAU’s share capital and votes, an operating company whose main activity is the installation and operation of broadcasting services.

Additionally, Televisión Dirigida entered into one call option agreement with the minority shareholders of Manda S.A for 100% of their equity interests and voting rights in such company, which represent 0.007%.

The agreed prices amount to an aggregate of approximately US$42 million, of which Televisión Dirigida paid an option premium of US$5 million ($1,750 million stated at the exchange rate prevailing on the transaction date).

2.1)  Exercise call option Naperville

On May 20, 2024, the subsidiary Televisión Dirigida partially exercised the call option to purchase 51% of Naperville.

The transaction price amounted to US$ 16.4 million ($14,583 million stated at the exchange rate prevailing on the transaction date), which shall be settled as follows: a) US$ 3.8 million ($ 3,403 million stated at the exchange rate prevailing on the transaction date) has been paid as an option premium on the date of execution of the Option Agreement dated October 4, 2023, b) US$ 12.6 million for the partial acquisition of 51%, of which US$ 6 million -$ 5,333 million stated at the exchange rate prevailing on the transaction date- was paid within 48 hours of signing date, and US$ 6.6 million -$5,847 million stated at the exchange rate prevailing on the transaction date- cancelled on July 31, 2024.

Additionally, on the same day, Televisión Dirigida also exercised the call option for US$ 3,108 to purchase all the shares held by minority shareholders in Manda, which represent 0.007% of the capital stock and votes of said company.

The Company’s management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) at the acquisition date, and from the comparison with the consideration paid has determined a goodwill.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exercise of the call option for 51% of Naperville:

	(In current at	(In current currency as
Purchase consideration	the acquisition date)	of December 31, 2024)
Call option	3,403	4,492
Cash Paid	11,180	14,754
Total	14,583	19,246

TELECOM ARGENTINA S.A.

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current at	(In current currency as
	the acquisition date)	of December 31, 2024)
Cash and cash equivalents	642	847
Investment	1,613	2,129
Trade receivables	420	554
PP&E (1)	2,019	2,663
Intangible assets (2)	1,643	2,169
Trade payables	(1,343)	(1,772)
Other assets / liabilities, net	(2,706)	(3,498)
Net identifiable assets acquired	2,288	3,092
Less: non-controlling interests	(1,394)	(1,883)
Add: goodwill	13,689	18,037
Net assets acquired	14,583	19,246
(1)	PP&E: For the determination of fair values, were used the cost approach (replacement cost new of the identified assets adjusted for physical deterioration, functional and economic obsolescence).
(2)	Correspond to the Customer relationship, for the determination of fair values, the income approach (discounted cash flow method).

Revenue and profit contribution

The acquired business contributed revenues of $7,351 million and net income of $3,076 million for the period from May 1, 2024 to December 31, 2024.

2.2) Transaction non-controlling interest

On July 17, 2024, Televisión Dirigida exercised the call option to purchase the remaining shares, accounting for 49% of Naperville for US$ 15.8 million.

Also, on that same day, the Company exercised the call option to purchase 100% of Saturn for US$9.8 million (including US$1.2 million of a premium for the Saturn call option, which the Company retained, to be deducted from said price).

After these acquisitions, Televisión Dirigida holds 100% ownership of Naperville, Saturn, Manda, and RISSAU as of December 31, 2024.

As of December 31, 2024, Televisión Dirigida paid 100% of the amounts established for both acquisitions.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $1,691 million adjustment to the non-controlling interest balance as of December 31, 2024 and the difference arising from the total purchase price of $24,706 million was recorded in “Other comprehensive income” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

TELECOM ARGENTINA S.A.

NOTE 29 – SUBSEQUENT EVENTS

On February 24, 2025, the Company acquired 86,460,983,849 ordinary shares of Telefónica Móviles Argentina S.A., representing 99.999625% of its capital. Telefónica Móviles Argentina S.A. is a company incorporated in the Argentine Republic, and provides mobile and fixed telephony, fixed broadband and video services nationwide in Argentina.

The total consideration involved in this transaction was US$1,245 million which has been settled as follows: a) assuming a debt that the selling party had with TMA for US$126 million; and b) the outstanding amount of US$1,119 million in cash which was financed through two loans:

•

A Syndicated Loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank Ag, London Branch and Banco Santander, S.A. for an amount of US$970 million for a period of 48 months with 100% payment of the principal at maturity. The principal paid accrues interest at a quarterly SOFR plus a margin that is initially set at 4.5%, gradually increasing to 7% over the life of the loan; and

•

A Bilateral Loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U. for an amount of US$200 million for a period of 60 months, with a 36-month grace period and a semi-annual amortization schedule that begins after such period. The principal accrues interest at a quarterly SOFR plus a margin of 4 percentage points.

These loans establish, among other provisions, the obligation to comply with the financial ratios i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements.

This transaction qualifies as a permitted acquisition under the original loan agreements mentioned in Note 13.c). As of the acquisition date, the Company has calculated and reported to banks the ratios EBITDA/Interest Net ratio and Net Debt/EBITDA ratio on an actual and pro forma basis according to the methodology established in such agreements for these transactions, complying with the established limits (less than 2.5 and higher than 3.00, respectively), and also complying with the rest of the covenants established in the original loan contracts.

Certain disclosures such as the fair value of the identifiable net assets and the expected goodwill, among others, cannot be made given the proximity of the acquisition to the date of issuance of these consolidated financial statements and, consequently, the Company has not completed the analysis required by IFRS 3.

The transaction was duly notified to the CNV and will be notified to the CNDC and ENACOM in order to submit the acquisition to the review of these Authorities.

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

2.3

Indenture between Telecom Argentina S.A., as issuer, UMB Bank, N.A. as trustee, paying agent, registrar and transfer agent and Banco Santander Argentina S.A. as Argentine paying agent, registrar and transfer agent, and representative of the trustee in Argentina, dated July 18, 2024.

2.4

Syndicated Loan Agreement between Telecom Argentina and Banco Bilbao Vizcaya Argentaria, S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A., as joint bookrunners and lead arrangers, Banco Bilbao Vizcaya Argentaria, S.A., New York Branch, as administrative agent and JPMorgan Chase Bank, N.A., Sucursal Buenos Aires, as onshore custody agent, dated February 23, 2025.

2.5	Bilateral Loan Agreement between Telecom Argentina and the Industrial and Commercial Bank of China, as lender, dated February 21, 2025.

3.1

Voting Trust Agreement between Cablevisión Holding S.A., VLG S.A.U., Fintech Telecom LLC, Fintech Advisory, Inc., Mr. Héctor Horacio Magnetto, Mr. José Antonio Aranda, Mr. Lucio Rafael Pagliaro and Mr. David Manuel Martínez Guzmán, dated April 15, 2019 (previously filed as Exhibit 99.9 to Telecom’s Schedule 13D filed on April 16, 2019, and incorporated by reference herein).

4.1

Telecom Shareholders’ Agreement among VLG Argentina LLC, CVH, Fintech Telecom, LLC, Fintech Media, LLC and Fintech Advisory Inc., dated July 7, 2017 (previously filed as Exhibit 32 to Telecom’s Schedule 13D filed on July 10, 2017, and incorporated by reference herein).

4.2

IFC Loan Agreement between Telecom Argentina and International Finance Corporation, dated June 28, 2022 (included as Exhibit 4.7 of the Form 20-F filed by Telecom Argentina on March 20, 2023, and incorporated by reference herein).

4.3

Amended and Restated IDB Invest Loan Agreement between Telecom Argentina and Inter-American Investment Corporation, dated October 20, 2023 (included as Exhibit 4.6 of the Form 20 - F filed by Telecom Argentina on March 21, 2024, and incorporated by reference herein).

8.1	List of Subsidiaries.

11.1	Insider Trading Policy of Telecom Argentina S.A., dated February 27, 2025.

12.1	Certification of Roberto D. Nóbile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Gabriel Blasi of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

PART III	TELECOM ARGENTINA S.A.

13.1	Certification of Roberto D. Nóbile and Gabriel Blasi pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97

Policy Relating to Recovery of Erroneously Awarded Compensation of Telecom Argentina S.A., dated November 15, 2023 (included as Exhibit 97 of the Form 20 - F filed by Telecom Argentina on March 21, 2024, and incorporated by reference herein).

15	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

PART III	TELECOM ARGENTINA S.A.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Telecom Argentina S.A.
	By:	/s/ GABRIEL BLASI
		Name:	Gabriel Blasi
		Title:	Chief Financial Officer
Date: February 28, 2025