Form 20-F
period 2025-12-31
TELECOM ARGENTINA SA
filed 2026-03-11
CIK 932470

As filed with the Securities and Exchange Commission on March 11, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

Federico Pra (Tel: 54-11-5708-8153, E-mail: fpra@personal.com.ar, General Hornos 690, (C1272ACK), Buenos Aires, Argentina)
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

☐ Yes   ☐ No

PRESENTATION OF FINANCIAL INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. As used in this Annual Report on Form 20-F (the “Form 20-F” or “Annual Report”), the terms “the Company,” “Telecom,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2025. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. Telecom is primarily engaged in the provision of fixed and mobile telecommunications services, data services, internet services and cable television services. The term “Telecom Argentina” refers to Telecom Argentina S.A., excluding its subsidiaries. The term “Acquisition” refers to the acquisition of Telefónica Móviles Argentina S.A. by Telecom Argentina on February 24, 2025.

As of December 31, 2025, Telecom Argentina’s subsidiaries were the following:

Company	Main activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Telefónica Móviles de Argentina S.A.(a)	ICT Services and Audiovisual Communication Services	Argentina	99.999625%
Micro Sistemas S.A.(b)	Services related to the use of electronic payment media	Argentina	100.00%
Manda S.A.	Holding	Argentina	100.00%
Red Intercable Satelital S.A.U.	Broadcasting services	Argentina	100.00%
Inter Radios S.A.U.	Broadcasting services	Argentina	100.00%
PEM S.A.U.	Investment	Argentina	100.00%
Cable Imagen S.R.L.	Closed-circuit television	Argentina	100.00%
Personal Smarthome S.A.	Security solutions and services	Argentina	100.00%
NYS2 S.A.U.	ICT Services and Audiovisual Communication Services.	Argentina	100.00%
Teledifusora San Miguel Arcángel S.A.(c)	Community Closed-Circuit Television	Argentina	100.00%
Telefónica Ingeniería de Seguridad de Argentina S.A.U.(d)	Security solutions and services	Argentina	99.999625%
Ubiquo Chile Spa	Cybersecurity services and products	Chile	95.00%
Núcleo S.A.E	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos S.A.	Mobile financial services	Paraguay	67.50%
CrediPay S.A.	Financial services	Paraguay	67.50%
Televisión Dirigida S.A.	Cable television services	Paraguay	100.00%
Adesol S.A.(e)	Holding	Uruguay	100.00%
Opalker S.A.	Cybersecurity, content platform and related services	Uruguay	100.00%
Micro Fintech Holding LLC	Holding	USA	100.00%
Naperville Investments LLC	Holding	USA	100.00%
Saturn Holding LLC	Holding	USA	100.00%
Telecom Argentina USA Inc.	Telecommunication services	USA	100.00%
(a)	Acquired by the Company on February 24, 2025. For more information on the Acquisition refer to “Item 4. — Information on the company — Recent Developments —Acquisition of TMA”
(b)	In January 2026, Banco Macro S.A. subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas S.A., see “Item 4—Information on the Company—Recent Developments—Agreement between Telecom Argentina, Micro Fintech Holding and Micro Sistemas with Banco Macro S.A..”
(c)	On December 1, 2025, the Company’s Board of Directors and the Board of Directors of the controlled company Teledifusora San Miguel Arcangel S.A. (“TSMA”), approved the merger by absorption of TSMA by Telecom Argentina, effective as of January 1, 2026. As of such date, TSMA’s operations shall be deemed to have been carried out by Telecom Argentina.
(d)	Indirectly acquired by the Company following the acquisition of Telefónica Móviles Argentina S.A., see reference (a) above.
(e)	Adesol holds100% of the equity interests in the following companies incorporated in Uruguay: Telemas S.A., and the following permission holder companies, which provide subscription television services in that country: Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A., and Visión Satelital S.A. For further information, see Note 3.d.6) to our Consolidated Financial Statements.

Telefónica Móviles de Argentina S.A. is the only significant subsidiary of the Company. For further information on our subsidiaries, see Exhibit 8.1 to this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

Our consolidated financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, 2024 and 2023, and the notes thereto (the “Consolidated Financial Statements”) are set forth on pages F-1 through F-96 of this Annual Report.

Our Consolidated Financial Statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), have been authorized for issuance and approved by resolution of the Board of Directors’ meeting held on March 10, 2026, and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this Annual Report for all the periods reported is presented based on constant Argentine Pesos as of December 31, 2025 (“current currency”). See “Item 3—Key Information—Risk Factors——Risk Relating to Argentina—Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations” and Note 1.d) to our Consolidated Financial Statements.

Telecom Argentina and its subsidiaries maintain their accounting records and prepare their financial statements in Argentine Pesos, which is their functional currency, except for the following subsidiaries:

Company	Functional currency
Núcleo S.A.E.	Paraguayan Guaraníes
Televisión Dirigida S. A.	Paraguayan Guaraníes
Personal Envíos S.A.	Paraguayan Guaraníes
CrediPay S.A.	Paraguayan Guaraníes
Adesol S.A. and its subsidiaries	Uruguayan Pesos
Saturn Holding LLC	U.S. dollars
Naperville Investments LLC	U.S. dollars
Micro Fintech Holding LLC	U.S. dollars
Opalker S.A.	U.S. dollars
Ubiquo Chile Spa	U.S. dollars
Parklet S.A. (currently “Openxpand S.A.”)(a)	U.S. dollars
Telecom Argentina USA Inc.	U.S. dollars
(a)	Consolidated until May 19, 2025. For further information, see Note 3.d.4.1) to our Consolidated Financial Statements.

Our Consolidated Financial Statements include the results of these subsidiaries converted into Argentine Pesos.

Certain financial information contained in this Annual Report has been presented in U.S. dollars. This Annual Report contains translations of various Argentine Peso amounts into U.S. dollars at specified rates solely for convenience of the reader. You should not construe these translations as representations by us that the Argentine Peso amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Except as otherwise specified, all references to “US$,” “U.S. dollars” or “dollars” are to United States dollars, references to “EUR,” “euro” or “€” are to the lawful currency of the member states of the European Union and references to “P$,” “Argentine Pesos,” “$” or “Pesos” are to Argentine Pesos. Unless otherwise indicated, we have translated the Argentine Peso amounts using a rate of P$1,455= US$1.00, the U.S. dollar ask rate published by the Banco de la Nación Argentina (Argentine National Bank) on December 31, 2025. On March 9, 2026, the exchange rate was P$1,416= US$1.00. As a result of fluctuations in the Argentine Peso/U.S. dollar exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates. Consequently, these translations should not be construed as a representation that the Peso amounts represent, or have been or could be converted into, U.S. dollars at that or any other rate. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends,” and “Item 5—Operating and Financial Review and Prospects—Factors Affecting Results of Operations—Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies.”

Certain amounts and ratios contained in this Annual Report (including percentage amounts) have been rounded up or down to facilitate the summation of the tables on which they are presented. The effect of this rounding is not material. These rounded amounts and ratios are also included within the text of this Annual Report.

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

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Annual Report contains information that is forward-looking, including, but not limited to:

●	our expectations for our future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure;
●	our ability to successfully implement our business strategy and achieve synergies;
●	the changing dynamics and growth in the telecommunications, cable, cybersecurity and Fintech Services markets in Argentina, Paraguay, Uruguay, Chile and the United States;
●	our outlook for new and enhanced technologies;
●	the effects of operating in a competitive environment;
●	industry conditions;
●	the outcome of certain legal proceedings;
●	regulatory and legal developments; and
●	other factors identified or discussed under “Item 3—Key Information—Risk Factors.”

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

Many factors could cause actual results, performance or achievements of Telecom to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others:

●	our ability to service our debt and fund our working capital requirements;
●	our ability to successfully implement our business strategy and to achieve synergies;
●	our ability to introduce new products and services that enable business growth;
●	uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay, Chile and the United States;
●	inflation and the devaluation of the Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso and the Chilean Peso and exchange rate risks in Argentina, Paraguay, Uruguay and Chile;
●	restrictions on the ability to exchange Argentine Pesos, Paraguayan Guaraníes, Uruguayan Pesos or Chilean Pesos into other foreign currencies and transfer funds abroad;

FORWARD-LOOKING STATEMENTS	TELECOM ARGENTINA S.A.

●	changes in interest rates;
●	the creditworthiness of our actual or potential customers;
●	the effects of operating in a competitive environment;
●	the impact of political and economic developments on demand for securities of Argentine companies;
●	the impact of additional currency and exchange measures on our ability to access the international capital markets and our ability to repay our dollar-denominated indebtedness;
●	nationalization, expropriation and/or increased government intervention in companies;
●	technological changes;
●	the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which we operate, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact our suppliers;
●	the effects of increased competition;
●	reliance on content produced by third parties;
●	increasing cost of our supplies;
●	inability to finance on reasonable terms capital expenditures required to remain competitive;
●	fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising;
●	our capacity to compete and develop our business in the future;
●	failure to receive regulatory approval for our acquisition of Telefónica Móviles Argentina S.A.;
●	failure to successfully integrate Telefónica Móviles Argentina S.A.’s services into our business or retain its customers;
●	the impact of increased national or international restrictions on the transfer or use of telecommunications technology;
●	the outbreak of military hostilities, including an escalation of Russia’s invasion of Ukraine, the armed conflict between Israel and Hamas, the conflict between Israel and Lebanon, the current developments in Venezuela, tensions between China and Taiwan and the potential destabilizing effect of such conflicts; and
●	the imposition of new tariffs and similar actions by the United States, as well as potential retaliatory tariffs and measures by other countries.

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

5G (fifth-generation mobile system): The current global standard for mobile telecommunications. 5G represents a mature network architecture designed with flexibility and agility to power modern digital services, delivering high speed connectivity, massive capacity, and ultra-low latency.

Access (or Accesses): Connection provided by Telecom to internet services.

Acquisition: Acquisition of TMA by Telecom Argentina on February 24, 2025. See “Item 4. — Information on the company — Recent Developments—Acquisition of TMA.”

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

AMX Argentina: América Móvil Argentina S.A. (Claro Argentina)

Analog: A mode of transmission or switching that is not digital, e.g., the representation of voice, video or other not in digital form.

ANC (Autoridad Nacional de la Competencia): The decentralized antitrust agency of Argentina, which replaced the CNDC in November 2025.

ANSES: The Argentine administrator of social security pension and retirement benefits.

ANSES — FGS: The Guarantee and Sustainability Fund for the Argentine Integrated Pension System (Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino) managed by ANSES.

API: Application Programming Interface.

App (short for application): is a program or software designed to perform a specific function on a device.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency, formerly AFIP.

Argentina: The Republic of Argentina.

ARPU (Average Revenue per User): The average monthly revenue per user of our mobile, internet and cable television services, calculated by dividing total revenue (including revenue earned from cable and internet subscription fees, mobile telephony subscription fees, cable premium services, pay-per-view fees and additional outlets but excluding mainly equipment, out collect (wholesale) roaming, cell site rental and activation fee revenue) by weighted-average number of customers of each service during the relevant measurement period.

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

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange is a qualified entity according to Section 32 of Law No. 26,831, which acts by delegation of BYMA (as defined below).

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

Bot: is a software program designed to perform tasks automatically, usually over the internet or within applications.

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

CABA (Ciudad Autónoma de Buenos Aires): The City of Buenos Aires.

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

CEPETEL (Sindicato de los Profesionales de las Telecomunicaciones): Union of Telecommunications Professionals.

China: The People’s Republic of China.

Channel: The portion of a communications system that connects a source to one or more destinations. Also called circuit, line, link or path.

Churn: The termination of a mobile telephony, cable television or internet services customer’s account. The churn rate is determined by calculating the total number of terminated customers of each of our mobile telephony, cable television and internet services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission, which was dissolved by Decree No. 810/25, published on November 17, 2025, and replaced by the ANC.

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

Entity List: The trade restriction list published by the Bureau of Industry and Security of United States Department of Commerce.

ESG: environmental, social, and governance.

Existing Loans: the financing arrangements entered into by Telecom Argentina to fund the Acquisition, consisting of (i) an unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A., governed by the laws of the State of New York (the “Syndicated Loan”); and (ii) an unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law (the “Bilateral Loan”).

FATEL (Federación Argentina de Telecomunicaciones): Argentine Federation of Telecommunications.

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

Fintech Services: Financial technology services.

Finnvera: Finnvera plc, the official export credit agency of Finland.

Fixed and Intangible Assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

FOEESITRA (Federación de Obreros, Especialistas y Empleados de los Servicios e Industria de las Telecomunicaciones de la República Argentina): Argentine Federation of Workers, Specialists and Employees of the Telecommunications Industry and Services.

FOMMTRA (Federación de Organizaciones de los Mandos Medios de las Telecomunicaciones de la República Argentina): Argentine Federation of Unions representing the Technical and Supervisory Staff of Telephone Companies.

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

GSMA (Global System for Mobile Communications Association): The main advocacy organization for the telecommunications industry.

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

ICT Services provided in Argentina: Includes ICT services provided by both segments of operations: “ICT Services provided in Argentina– Personal Network” and “ICT Services provided in Argentina – TMA Network.”

ICT Services provided in Argentina – Personal Network: Corresponds to the operations carried out by Telecom Argentina and its subsidiaries located in Argentina except TMA (TSMA, Cable Imagen, PEM, Inter Radios, Personal Smarthome and NYS2) engaged in the provision of ICT services.

ICT Services provided in Argentina – TMA Network: Corresponds to the operations carried out by the subsidiary TMA as from the acquisition date.

IDB: Inter - American Development Bank.

IFC: International Finance Corporation.

GLOSSARY OF TERMS	TELECOM ARGENTINA S.A.

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

Merger: Merger between Telecom Argentina and Cablevisión, effective as of January 1, 2018.

Mhz (megahertz): Unit of frequency.

Micro Sistemas/ Pem/ Cable Imagen/ Inter Radios/ Personal Smarthome/ NYS2/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the GCL, or were controlled by Telecom Argentina, directly or indirectly: Micro Sistemas S.A., Pem S.A.U., Cable Imagen S.R.L., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Teledifusora San Miguel Arcángel S.A.

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

NPS: Net Promoter Score.

OT (Operational Technology): technology and processes used to control the operation of industrial processes, including command and control systems, network architecture and control devices that monitor physical parameters critical for secure operation(for example, in mining operations).

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

Parklet: Parklet S.A, company indirectly controlled by the Company until May 19, 2025, and a joint venture since then, according to the definition of the GCL. On the same date, the name of the company changed to “Openxpand S.A.”

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

Southern Region: See “Northern Region.”

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

TAMAR (Tasa Mayorista de Argentina): Argentina Wholesale Rate published by the Banco Central de la República Argentina.

Telecom Argentina USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/ Ubiquo/ Micro Fintech Holding/ Naperville/ Saturn/ CrediPay: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa, Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC and CrediPay S.A., respectively, companies that are directly or indirectly controlled according to the definition of the GCL.

Telecom Personal: Telecom Personal S.A. Until November 30, 2017, Telecom Argentina owned 100% of Telecom Personal. Commencing December 1, 2017, pursuant to the Reorganization, mobile services provided by Telecom Personal have been provided by Telecom Argentina.

Telefónica: Telefónica de Argentina S.A.

Telintar: Telecomunicaciones Internacionales de Argentina Telintar S.A.

TMA: Telefónica Móviles Argentina S.A.

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

UPJET (Unión del Personal Jerárquico de Empresas de Telecomunicaciones): Union representing the Senior Staff of Telecommunication Companies.

URSEC (Unidad Reguladora de Servicios de Comunicaciones): Uruguayan regulatory authority.

USA: United States of America.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this Annual Report. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materialize and, as a result, the market price of our Shares and our ADSs could decline. You should carefully consider these risks with respect to an investment in Telecom Argentina. This section is divided in two sub-sections: the “Risk Factors Summary,” which provides a brief summary of our Risk Factors and “Detailed Risk Factors,” providing detailed information in relation to each Risk Factor identified.

✓	Risk Factors Summary

The following summarizes the main risks to which we are subject. You should carefully consider all the information discussed below in “Item 3. Key Information—Detailed Risk Factors” in this Annual Report for a comprehensive description of these and other risks.

Risks Relating to Argentina

●	Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends.
●	Economic and political reforms in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.
●	Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios.
●	The Argentine government may exercise greater intervention in private sector companies, including Telecom.
●	A deterioration of domestic conditions may result in a return to economic contraction, which could adversely affect our operations.
●	Adverse global economic and geopolitical developments may negatively impact the Argentine economy and, in turn, our business, financial condition, results of operations, and cash flows.
●	Changes in U.S. trade and other policies under the new U.S. administration may adversely impact our business, financial condition, and results of operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.
●	The Argentine banking system may be subject to instability which may affect our operations.
●	We are subject to Argentine and international anti-corruption, anti-bribery and Anti - Money Laundering Laws and may be subject to compliance with economic and trade sanctions programs. Our failure to comply with these laws and programs could result in penalties, which could harm our reputation and have an adverse effect on our business, financial condition and results of operations.
●	We maintain limited commercial relationships with telecommunications carriers in countries designated by the U.S. Department of State as state sponsors of terrorism, which could expose us to reputational, regulatory, or sanctions-related risks
●	There can be no assurances regarding the consequences of the post-closing review of Argentine regulatory authorities in connection with the Acquisition.

Risks Relating to Telecom and its Operations

●	We may become subject to burdensome regulations, ordinances and laws affecting the services we offer which could adversely affect our operations.
●	We operate in a highly competitive environment that could materially erode our market position.
●	The rapid adoption of OTT and satellite internet services is contributing to a significant decline in our traditional revenue streams and is challenging our legacy business model.
●	Technological advances and replacement of our equipment may require us to make significant expenditures to maintain and improve the competitiveness of the services we offer.
●	The intellectual property used by us, our suppliers or service providers may infringe on intellectual property rights owned by others.
●	Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television, internet services, corporate data services and IoT, or reductions in fixed telephony lines in service, with respect to fixed telephony services.
●	Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.
●	Our operations and financial condition could be affected by future union negotiations, Argentine labor regulations and governmental measures requiring private companies to increase salaries or otherwise provide workers with additional benefits.
●	We are or may be involved in legal and regulatory proceedings that could result in unfavorable decisions and financial penalties for us.
●	A cyberattack could adversely affect our business, financial condition, results of operations and cash flow.
●	Artificial intelligence presents risks that could adversely affect our business, results of operations and financial condition.
●	The impacts of climate change could pose risks of damage to our infrastructure and cause disruptions in our operations, which may affect our financial results.
●	Operational risks could adversely affect our reputation and our profitability.
●	Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.
●	Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.
●	We may be adversely affected by fluctuations in interest rates.
●	We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, results of operations and cash flow.
●	We may not obtain the benefits we expect from the acquisition of TMA in the anticipated timeframe.

Risks Relating to Telecom Argentina’s Shares and ADSs

●	The New York Stock Exchange (“NYSE”) and/or the Buenos Aires Stock Exchange (by delegated authority of BYMA) may suspend trading and/or delist Telecom’s ADSs and Class B common shares, respectively, upon occurrence of certain events relating to Telecom’s financial situation.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	Under Argentine corporate law, shareholder rights may be fewer or less well defined than in other jurisdictions.
●	Changes in Argentine tax laws may adversely affect the tax treatment of our Class B Shares and/or the ADSs.
●	Our shareholders may be subject to liability under Argentine law for certain votes of their securities.
●	The voting rights of investors with respect to the ADSs are limited by the terms of the deposit agreement.
●	The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.
●	Restrictions on transfers of foreign exchange and the repatriation of capital from Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of the Class B Shares underlying the ADSs.
●	Trading of Telecom Argentina’s Class B Shares in the Argentine securities markets is limited and could experience further illiquidity and price volatility.
●	Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations.
●	The relative volatility and illiquidity of the Argentine securities markets may substantially limit your ability to sell the Class B Shares underlying the ADSs on the BYMA at the price and time desired by the shareholder.
●	We are traded on more than one market and this may result in price variations; in addition, investors may not be able to easily move shares for trading between such markets.
●	As a foreign private issuer, we will not be subject to U.S. proxy rules and will be exempt from filing certain reports under the Securities Exchange Act of 1934.
●	If we do not file or maintain a registration statement and no exemption from the Securities Act registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.
●	Our status as a foreign private issuer allows us to follow alternate standards to the corporate governance standards of the NYSE, which may limit the protections afforded to investors.
●	We are organized under the laws of Argentina and holders of the ADSs may find it difficult to enforce civil liability claims against us, our directors, officers and certain experts.
●	CVH, and through CVH, GC Dominio, have the ability to determine the outcome of any shareholder decision relating to significant matters affecting us.
✓	Detailed Risk Factors

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

Since we generate a substantial portion of our revenues in Argentine Pesos (our functional currency), any devaluation may negatively affect the U.S. dollar value of our earnings while increasing, in Peso terms, our expenses and capital expenditures denominated in foreign currency. The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. The value of the Argentine Peso compared to other foreign currencies is dependent, among other factors, on the level of international reserves maintained by the BCRA, which have also shown significant fluctuations in recent years. The Argentine macroeconomic environment, in which we operate, has been affected by the continued devaluation of the Argentine Peso, which in turn has and could continue to have a direct impact on our financial and economic position.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

The value of the Argentine Peso has fluctuated significantly over time. In 2025, the Argentine Peso continued to depreciate against the U.S. dollar and other major foreign currencies. The Peso depreciated at a faster rate compared to the previous year, with a monthly depreciation of approximately 3.0%. According to Banco de la Nación Argentina, the Argentine Peso/dollar exchange rate stood at P$1,455 per US$1.00 as of December 31, 2025, evidencing an appreciation of the U.S. dollar against the Argentine Peso of approximately 41.0% from its value of P$1,032 per dollar on December 31, 2024 (compared to 27.7% and 356.3% in the years ended December 31, 2024 and 2023, respectively). If we analyze the behavior of the average exchange rate, during 2025 it stood at P$1,245.0 per dollar.

Heightened restrictions to access the official FX Markets were imposed starting in 2020, and some exchange rates are only available to certain markets participants, or in the activities in which the currency is held. In addition, dealing with certain reference rates might directly affect the access of the Company to the Argentine Single and Free Exchange Market (“MULC” for its Spanish acronym). The requirements to access different exchange rates, as well as the actual exchange rate of each option, vary significantly from one another.

During 2024, the Milei administration implemented policies aimed at modifying Argentina’s macroeconomic conditions, such as reducing the fiscal deficit, reforming the National State, privatizing public companies and rationalizing the current spending of the national administration. These measures and any future measures may generate volatility in the economic and financial conditions of Argentina. To address the issue of increasing commercial debt deriving from the additional restrictions on the payments of imports described above, under Milei’s administration, the BCRA has been offering U.S. dollar-denominated securities (BOPREAL, standing for Bond for the Reconstruction of a Free Argentina in Spanish), which can only be subscribed by importers with overdue debts for goods with customs registration and/or services actually rendered until December 12, 2023. BOPREALs may be used for easier access to foreign currency, whether through the collection of interest or principal upon maturity, or through the sale of the bonds in the secondary market in exchange for dollars paid abroad. Access to the MULC for the payment of imports pending as of December 12, 2023, is subject to the prior authorization of the BCRA. Additionally, importers of goods and services may not pay any overdue amounts on account of imports as of December 12, 2023, by any other means, except for dollars held abroad or dollars obtained through BOPREALS, without jeopardizing access to the official exchange market. Pursuant to current BCRA rules, importers will not be entitled to access the MULC for 90 days if they have conducted exchange transactions involving the sale/purchase of securities (other than BOPREALs) settled in dollars abroad.

In this regard, between January and May 2024, the BCRA completed the Series 1, 2 and 3 BOPREAL auctions issuing their maximum amounts of US$5,000 million, US$2,000 million and US$3,000 million, respectively. In 2025, the BCRA launched Series 4 of BOPREAL bonds, with a maximum issuance amount of up to US$3,000 million, aimed at addressing outstanding foreign-currency obligations, including retained dividends, commercial and financial debt with related parties and inherited commercial debts. The first auction of Series 4 took place in June 2025, with additional tranches auctioned thereafter.

We participated in the auctions of BOPREAL 1 and 2 Series during January and February 2024. The bonds allowed us to agree to a settlement of the existing commercial debt with our main suppliers, which we negotiated with each counterparty individually.

On April 11, 2025, the Ministry of Economy and the BCRA announced the beginning of “Phase 3” of the economic program started on December 10, 2023. In this new phase, (i) the rate of the U.S. dollar in the FX Market may fluctuate within a moving band between P$1,000 and P$1,400, a limit to be increased at a rate of 1% per month; and (ii) the nominal anchor is reinforced, as the BCRA will continue to refrain from issuing Argentine pesos to finance the fiscal deficit or to remunerate its monetary liabilities, through a crawling peg mechanism.

Separately, pursuant to Communication “A” 8226 dated April 11, 2025, the BCRA also lifted restrictions preventing individuals from accessing the FX Market to purchase U.S. dollars. The Communication also allows local companies to use the FX Market to distribute profits to foreign shareholders for financial years starting on or after January 1, 2025. Additionally, the BCRA eased restrictions on payment terms for foreign trade transactions.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

As part of “Phase 3” of the economic program, on April 16, 2025, the BCRA also issued Communication “A” 8230, easing restrictions for the payment of certain related parties’ cross border financings and the repatriation of direct investments made by foreign investors in companies (other than companies controlling local financial entities) and allowing foreign investors to repatriate payments received in Argentina on account of securities listed in local markets (whether such payments derive from payments of principal or interest under such securities or the proceeds from the sale of such securities); in each case subject to certain conditions.

In addition, on December 15, 2025, the BCRA announced adjustments to the existing exchange rate framework. Effective January 1, 2026, the minimum and maximum exchange rate bands will be updated on a monthly basis in accordance with the most recent inflation data published by INDEC, replacing the prior crawling peg mechanism. The BCRA further indicated that the exchange rate will continue to operate under a floating regime within bands, with the objective of reducing the risk of extreme or abrupt exchange rate movements, while taking into account market liquidity conditions and trends in money demand.

The measures imply changes in the conditions of access to the FX market to purchase U.S. dollars. The Company cannot guarantee the success of these measures or that such measures will be sustained over time. For further information, see “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina—Specific provisions for inward remittances—External financial indebtedness.”

The success of these measures is uncertain and any further depreciation of the Argentine Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict the effectiveness of these measures, nor whether, or to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, nor our ability to meet our liabilities denominated in foreign currencies, or how these uncertainties will affect demand for the services we provide. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which, in turn, could adversely affect our business and results of operations.

Depreciation of the Argentine Peso against major foreign currencies may have a material adverse effect on our financial condition and results of operations and also have an adverse impact on our capital expenditure program and increase the Argentine Peso amount of our trade payables and borrowings denominated in foreign currencies. As of December 31, 2025, P$5,436,854 million of our liabilities were denominated in foreign currencies. Despite that Telecom seeks to manage the risk of devaluation of the Argentine Peso, by entering from time to time into certain DFI agreements and futures contracts to hedge some of its exposure to foreign currency fluctuations, Telecom remains highly exposed to risks associated with the fluctuation of the Argentine Peso. In addition, the devaluation of the Argentine Peso and foreign exchange restrictions may affect compliance with our covenants. See “—Risks Relating to Telecom and its Operations—Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.” Any restrictions on transferring funds abroad imposed by the Argentine government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency. See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.”

Economic and political reforms in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies have operated in a highly regulated environment. The Argentine government may promulgate numerous, far-reaching regulations affecting the economy and telecommunications companies, as shown by, the enactment of Decree No. 690/20 in August 2020, and the nationalization of the private pension and retirement system in 2008. For more information see “—The Argentine government may exercise greater intervention in private sector companies, including Telecom.”

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

On December 21, 2023, the Milei administration issued Decree of Necessity and Urgency (“DNU”) No. 70/2023, entitled “Bases para la Reconstrucción de la Economía Argentina” (Foundations for the reconstruction of the Argentine economy) establishing various initiatives for the deregulation of the economy and reduction of the size of the public administration and public expenses. Such decree remains mostly in effect. The decree includes a series of legal, institutional, tax, and criminal reforms affecting various sectors of the economy. Additionally, the decree declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters until December 31, 2025, extendable for two additional years, and delegates numerous legislative powers to the PEN for the duration of the public emergency. Pursuant to Decree No. 942/2025, issued in December 2025, the public health emergency originally declared under DNU No. 70/2023 was extended for an additional period, while the remaining emergency declarations expired on December 31, 2025, unless otherwise extended by applicable law or decree.

This decree is subject to the subsequent legislative control established by Section 99, paragraph 3, of the Argentine Constitution and Law No. 26,122, which provides that the decree shall remain in force until it is rejected by both Houses of the Argentine Congress. Pursuant to Article 23 of Law No. 26,122, each house of the Argentine Congress must accept or reject the decree in its entirety—without introducing amendments, additions or deletions—by an absolute majority vote of the members present. On March 14, 2024, the Senate rejected the decree and was subsequently forwarded to the lower house. The decree will become ineffective only if the lower house rejects it by an absolute majority of the members present. As of the date of this Annual Report, the decree remains in effect, as the lower house has not yet issued a decision on its rejection. The review conducted by the Permanent Bicameral Commission —established under Law No. 26,122— does not limit Congress’ ordinary powers to repeal legislative measures issued by the Executive Branch, as provided in Article 25 of such law.

A bill to amend Law No. 26,122 and reform the system of Congressional oversight of emergency, delegated and DNUs has received preliminary approval in Congress. If enacted, DNUs would remain in force only upon express approval by the Bicameral Commission and both chambers within mandatory time periods. As a result, the continued validity of DNU No. 70/2023 and any subsequent DNUs could be affected, potentially modifying the regulatory framework described herein.

The Milei administration also submitted to the Argentine Congress a significant number of reforms through the omnibus bill, entitled “Bases y Puntos de Partida para la Libertad de los Argentinos” (Foundations and Starting Points for the Freedom of the Argentine People or “Ley de Bases”). After months of negotiation, on June 28, 2024, the bill finally passed, and the Ley de Bases was approved. On the same date, Congress also approved the measures related to the regularization of tax, customs, and fiscal obligations, in order to achieve voluntary payment obligations by taxpayers. If they join the regime, they will receive different benefits depending on their membership and the type of debt they have.

The key points of the Ley Bases are the following:

●	Emergency: Ley de Bases declared a public emergency on administrative, economic and energy matters and delegated legislative powers to the Executive Branch under Section 76, subject to reporting to Congress;

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

●	State Reform: The law establishes the bases for state reorganization to improve efficiency, reduce the size of the state and strengthen internal controls. It also provides for the total or partial privatization of selected state-owned companies and introduces reforms to administrative procedures, public employment and collective labor regulations;
●	Incentive Regime for Large Investments: The law creates the “Régimen de Incentivos para Grandes Inversiones” (RIGI), a legal and regulatory framework to promote large scale investments in strategic sectors, providing incentives, legal certainty and protection of acquired rights;
●	Concessions: The law authorizes the granting of public works and public service concessions to private or public entities, financed through tariffs, tolls or other forms of remunerations;
●	Energy: The law introduces reforms to the hydrocarbons, natural gas and electricity regulatory frameworks, including the creation of a unified national gas and electricity regulatory authority and the empowerment of the Executive to adapt existing energy legislation; and
●	Labor modernization: The law introduces modifications to key labor laws, repeals certain enhanced compensation regimes, redefines employer responsibility in registered employment relationships and limits claims derived from third-party labor arrangements, while further labor reforms remain under congressional discussion.

Through Decree No. 585/2024, Milei created the Ministry of Deregulation and State Transformation, appointing Federico Sturzenegger as its head. The Ministry’s functions include deregulation and state reform, through the formulation and implementation of national policy; simplification and downsizing of the State to eliminate unnecessary tasks and promote private job creation and economic development, and increasing competitiveness by reducing bureaucratic burdens, and regulatory constraints.

In line with these transformation policies, on October 21, 2024, the Executive branch announced the dissolution of the AFIP and its replacement through the creation of ARCA, which is under the purview of the Ministry of Economy. This measure was officially established through Decree No. 953/2024, which established that this new autonomous entity is AFIP’s legal successor and will maintain the responsibilities, powers, and functions assigned to the AFIP until the regulations regarding the powers, rights, and obligations, and the organic and functional structure of the new entity are published.

Additionally, in 2024, the lower house ratified two presidential vetoes that nullified significant laws passed by Congress. In September 2024, President Javier Milei’s veto of the law proposing an increase in retirement benefits was upheld, and in October 2024, the veto of the University Financing Law, which had been passed on September 13, 2024 by both chambers, was also upheld. In both cases, the decisions became final, leaving the Congress with no possibility of insisting on the passing of the regulations for the remainder of the parliamentary year.

On May 22, 2025 the Argentine Government announced the program “Reparación Histórica del Ahorro de los Argentinos,” which is intended to encourage the use of dollars that Argentine citizens have saved and not channelled through the Argentine financial system. One of the main decisions announced by the PEN entailed the repeal of several informative regimes requiring reports on purchases with credit and debit cards and virtual wallets, the purchase and sale of used vehicles, real estate sales and the use of public services such as electricity, water, gas and telephony.

After this announcement was made, on June 5, 2025, the PEN proposed to the Argentine Congress the enactment of the “Principio de Inocencia Fiscal” bill, with a view to allowing to any individual seeking to bring U.S. dollars held outside the Argentine financial system into the formal economy.

On December 26, 2025, the Argentine Congress enacted Law No. 27,799, published in the Official Gazette on January 2, 2026, that introduces significant amendments to the Criminal Tax Regime, Tax Prescription and fine amounts, and an optional and simplified tax regime for income tax filling for Individual residents.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

On September 4, 2025, the Argentine Senate approved a bill seeking to establish additional limits on the use of DNUs by the PEN. The proposed legislation would require that each DNU be limited to a single matter and that its validity be subject to ratification by an absolute majority of both chambers within 90 calendar days; if such ratification is not obtained, the decrees would be rendered ineffective.

The bill was subsequently debated in the lower house. However, a key article establishing the deadlines and requirements for ratification failed to achieve sufficient consensus during the specific debate, preventing the initiative from becoming law and requiring its return to the Argentine Senate. Although the specific impact of these legislative processes remains uncertain, no assurance can be given that they will not affect the overall operating context of the market.

We cannot assure you that future economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause a decrease in the market value of our securities.

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

In early 2025, holders of these securities urged Argentina to engage in discussions regarding the execution and timing of payment of the judgment, following developments in Argentina’s macroeconomic and financial framework. In addition, certain guarantees in an aggregate amount of approximately €313 million were executed as part of enforcement actions related to the UK judgment.

In addition, during last three years, various factors in the international economic and financial context, such as the military conflict between Russia and Ukraine and between Israel and Hamas, and the turbulence in international financial markets caused by rising inflation, particularly in the United States and Europe, had a negative impact on emerging economies such as Argentina. See “—Adverse global economic and geopolitical developments may negatively impact the Argentine economy and, in turn, our business, financial condition, results of operations, and cash flows.” For example, inflation in Argentina raised significantly during 2023, reaching the highest monthly inflation of over 25% in December 2023, when the Milei administration took office. With the Milei administration, inflation experienced a notable decrease, attributed to the policies of fiscal adjustment, control of monetary issuance and economic opening implemented. The CPI variation was 31.5% in 2025, 117.8% in 2024 and 211.4% in 2023. Monthly inflation for January 2026 was 2.9%.

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

A high inflation rate, or a hyperinflationary process, would affect Argentina’s external competitiveness by diluting the effects of the depreciation of the Argentine Peso, negatively impacting employment and the level of economic activity, and undermining confidence in the Argentine banking system, which may further limit the availability of domestic and international credit for companies. At the same time, a portion of Argentina’s debt continues to be adjusted by the CER, a monetary index, which is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in Argentina’s external debt and, consequently, in Argentina’s financial obligations, which could exacerbate strains on the Argentine economy. A continued inflationary environment could undermine our operating results.

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

The Argentine government may exercise greater intervention in private sector companies, including Telecom.

The Argentine government exercised in the past, and may exercise in the future, decisions to intervene in private companies in financial distress. We cannot predict whether the current administration or future administrations will take similar or further measures, including nationalization, expropriation and/or increased Argentine governmental intervention in companies. Government intervention in the industries in which we operate could create uncertainties for investors in public companies in Argentina, including Telecom Argentina, as well as have a material adverse effect on our business, financial condition, and results of operations. See “—Economic and political reforms in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.”

A deterioration of domestic conditions may result in a return to economic contraction, which could adversely affect our operations.

The Argentine economy has faced significant volatility in recent years, characterized by periods of slow or declining economic growth, high and fluctuating inflation rates, and depreciation of the Argentine Peso. Following a period of recovery after the sharp economic downturn in 2020, Argentina’s economy contracted again in 2023 and 2024 before returning growth in 2025. During 2025, Argentina’s economy underwent broad macroeconomic adjustment measures while ongoing constraints on the country’s foreign exchange reserves continued to exert pressure on the value of the Peso. Substantially all our operations, properties and customers are in Argentina, and, as a result, our business is largely dependent upon the economic and legal conditions prevailing in Argentina.

Global financial instability, pandemics, and other health-related crises (as well as government responses thereto), the armed conflicts between Russia and Ukraine and generally in the Middle East (such as the conflict between Israel and Hamas), the current situation in Venezuela, or global economic conditions, any future increases in the interest rate of the United States and other developed countries, changes in economic or political conditions in Latin America and any other global economic events may impact the Argentine economy and prevent Argentina from getting back on track to growth or could aggravate the current recession with consequences in trade and fiscal balances and in the unemployment rate.

Argentina’s economy may be negatively affected in the future by several domestic factors, including an appreciation of the real exchange rate that could undermine its competitiveness and further worsen the trade balance. Combined with capital outflows, this could reduce levels of consumption and investment and result in greater exchange rate pressure. Abrupt changes in monetary and fiscal policies or the foreign exchange framework could rapidly affect local economic output, while insufficient investment in certain economic sectors could reduce long-term growth. Access to international financial markets could be limited. An increase in public spending without a corresponding increase in public revenues could affect Argentina’s fiscal results and generate uncertainties that could constrain economic growth.

If economic conditions in Argentina were to further deteriorate, they could have an adverse effect on our results of operations, financial condition, and cash flows.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Adverse global economic and geopolitical developments may negatively impact the Argentine economy and, in turn, our business, financial condition, results of operations, and cash flows.

The global macroeconomic environment is facing considerable challenges. There is substantial uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, Europe and China. The United States Federal Reserve (“Fed”) lowered interest rates in September, November and December 2024, which were the first reductions in four years, and continued cutting rates in September and December 2025. Some members of the Federal Open Market Committee have indicated that these reductions reflect a gradual approach to normalizing monetary policy, allowing for an evaluation of the policy’s restrictive impact as the U.S. economy progresses. However, the potential impact of these and other future Fed interest rate adjustments on the Argentine economy and our operations remains uncertain. Some of these monetary measures negatively impacted financial markets during 2022 and 2023.

United States has remained one of Argentina’s main trading partners.’ Under the Trump Administration, the trade relationship between the two countries could have a dual effect: while it could promote Argentine soybean exports, potential protectionism could negatively affect other economic sectors in Argentina. On November 13, 2025, the United States and Argentina announced their intention to enter into a bilateral framework agreement to deepen bilateral trade and investment cooperation, encompassing the elimination of non-tariff barriers, regulatory harmonization, intellectual property, agricultural market access, labor and environmental standards, economic security, digital trade and transparency in state-owned enterprises’ operations. Certain measures announced by the Trump administration have nonetheless generated concern in international trade due to the potential renegotiation of agreements and the implementation of tariffs and defensive measures.

There is also uncertainty as to how the trade relationship between Mercosur member States will unfold, particularly between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations if trade disputes arise between Argentina and Brazil, or if either country were to exit the Mercosur.

Since October 2023, an armed conflict between Israel and Hamas-led Palestinian militant groups has taken place primarily in and around the Gaza Strip, with hostilities extending to the West Bank, the Israel-Lebanon border and Iran. In October 2025, Israel and Hamas reached a ceasefire agreement as part of a broader international peace plan, however, the durability of the ceasefire remains uncertain, with claims of breaches having been made. The United Nations has reinstated sanctions on Iran over its nuclear program, and the United States has intensified a pressure campaign including sanctions targeting entities linked to the financing of Hamas and Hezbollah.

In late February and early March 2026, a major regional conflict erupted after the United States and Israel launched large-scale airstrikes against Iran, targeting military, government, and nuclear-related infrastructure and killing Iran’s Supreme Leader, Ayatollah Ali Khamenei; Iran responded with widespread missile and drone attacks against Israel, U.S. bases, and several Gulf countries, drawing in regional actors and disrupting airspace, energy infrastructure, and civilian life across the Middle East, while the fighting caused significant casualties, displacement, market volatility, and intense international diplomatic efforts aimed at preventing further escalation into a broader war. These developments have increased uncertainty in international markets and could contribute to volatility in global financial conditions.

The Russia-Ukraine sanctions could adversely affect the global economy and financial markets and thus could affect our business, financial condition, or results of operations. The extent and duration of the military conflict, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this Annual Report and may result in compliance and operational challenges for the Company. We maintain telecommunications agreements with certain third-party international carriers that may deliver traffic between the Company’s networks, Russia and Ukraine, potentially including certain sanctioned territories within Ukraine. Although U.S. sanctions authorize the receipt or transmission of telecommunications with such sanctioned territories, to the extent that any activities involving those international carriers are outside the scope of such authorization, or sanctions relating to Russia and Ukraine are expanded, such activity may potentially result in regulatory or enforcement actions against the Company.

In January 2025, oil prices rose by approximately 2% following the expectation that the expansion of U.S. sanctions against Russia which are expected to impact the export of Russian crude oil, could increase transportation costs and oil prices.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

In January 2026, the United States launched air strikes against Venezuela, captured former President Nicolas Maduro and announced plans to oversee a transitional period in the country. These developments introduce additional uncertainty into the regional geopolitical environment.

If international and domestic conditions for Argentina were to worsen due to the aforementioned factors, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect our business, results of operations, financial condition and cash flows. Argentina’s financial and equity markets are also influenced by economic and market conditions in other markets as the reactions of international investors to any of the developments described herein may produce a “contagion” effect that negatively impacts an entire region or investment class.

Changes in U.S. trade and other policies under the new U.S. administration may adversely impact our business, financial condition, and results of operations.

The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries and has made proposals and taken actions related thereto. In addition, the U.S. government has recently imposed tariffs on certain foreign goods ranging from 10% to 50% and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. The imposition of these tariffs and other recent trade policies by the U.S. government have already caused substantial volatility in the international markets and could result in more volatility in the future. In particular, these tariffs could disrupt global trade flows and impact on the cost and availability of telecom equipment and technology and increase operational costs for companies reliant on international supply chains.

Further, the U.S. government recently issued proclamations re-imposing and expanding 25% tariffs on imported steel and aluminum products under Section 232 of the Trade Expansion Act of 1962. These tariffs apply to all countries that previously received exemptions, increase aluminum tariffs from 10% to 25%, and expand the scope of existing steel and aluminum tariffs to include derivative products. The new tariffs took effect on March 12, 2025 and could increase the cost of critical telecommunications infrastructure and equipment, particularly for companies like us that rely on imports for network expansion and maintenance. Additionally, heightened scrutiny on tariff classifications and increased enforcement measures by U.S. authorities could lead to further supply chain disruptions and additional costs. Given our reliance on imported telecommunications equipment, changes in U.S. trade policies that cause disruption in the international market may materially adversely impact our costs and ability to import such equipment. For example, if our access to key suppliers or technology is restricted, or if our customers face economic constraints due to increased costs of goods and services resulting from international tariffs, trade restrictions, or changes in U.S. or foreign government regulations, our financial condition and results of operations could be materially and adversely affected. See “—Risks Relating to Telecom and its Operations—Any failure by a strategic supplier to comply with its legal and contractual obligations could adversely affect our operations and any action or restriction by a foreign government against a strategic supplier could adversely affect our reputation.”

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

Under Executive Order No. 179/2025 of March 10, 2025, the Argentine government authorized a new credit operation with the IMF, featuring a 10-year amortization schedule, to repay debts owed to the IMF itself and amounts due under notes issued to the BCRA. On April 11, 2025, the Argentine government announced it had reached an extended facilities agreement with the IMF for an amount of US$ 20,000 million, of which US$ 15,000 million constitute freely available disbursements in 2025. As reported by the Ministry of Economy and the BCRA in their announcement dated April 11, 2025, other international agencies are expected to provide additional disbursements for approximately US$ 6.1 billion that will complement the disbursements to be made by the IMF during 2025. Overall, these agreements have the potential to contribute to an increase of US$ 23,100 million in the BCRA’s liquid reserves during 2025. Finally, the BCRA has agreed to an additional twelve-month extension of the activated tranche of the currency swap with the Central Bank of China (PBOC) (for approximately US$5 billion).

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

During 2024 and into 2025, Argentina continued its engagement with the IMF under the EFF Agreement, with further program reviews conducted and disbursements subject to compliance with fiscal, monetary and structural benchmarks. Discussions between the Argentine authorities and the IMF regarding the continuation of the program and policy implementation remained ongoing as of 2025.

As of 2025, Argentina continued to service its obligations under the amended Paris Club agreement, with semi-annual payments made in accordance with the agreed repayment schedule through 2028.

We cannot assure you that the EFF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth. In addition, the long-term impact of these measures and any future measures taken by the current government on the Argentine economy remains uncertain.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Without renewed access to financial markets, the Argentine government may not have the financial resources to implement reforms and drive growth. Argentina’s inability to obtain credit in international markets could have a direct impact on our ability to access those markets to finance our operations and growth, including the financing of capital expenditures, which would adversely affect our financial condition, results of operations and cash flows. In addition, we cannot predict the outcome of any future restructuring of Argentine sovereign debt. We have investments in Argentine sovereign bonds in the amount of P$322,392 million as of December 31, 2025. Any new event of default by the Argentine government could adversely affect their valuation and repayment terms, as well as have a material adverse effect on the Argentine economy and, consequently, our business and results of operations.

The Argentine banking system may be subject to instability which may affect our operations.

Although the financial system’s deposits continue to grow in nominal terms, they are mostly short-term deposits and the sources of medium and long-term funding for financial institutions are currently limited. In 2025, nominal private sector deposits in Argentine pesos expanded by approximately 41.3% in real terms year-over-year. During the same period, private sector deposits in foreign currency increased by around 17.6%. In addition, loans to the private sector in foreign currency grew by roughly 71.7% in 2025 (in currency of origin).

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Our subsidiary Micro Sistemas is subject to Argentine Anti-Money Laundering Laws and administrative regulations that conform, in particular, to the international standards established by the Financial Action Task Force (FATF-GAFI) (the “Anti-Money Laundering Laws”) that prohibit, among other things, their involvement in receiving and/or transferring the proceeds of criminal activities and impose obligations to identify the users and beneficial ownership and request certain information and documentation that, in certain circumstances, must be shared with regulators or government institutions. In Paraguay, our subsidiary Personal Envíos is subject to laws that prevent and repress illegal acts intended to legitimize money or assets, and to resolutions that regulate the Prevention of Money Laundering and Financing of Terrorism directed at Electronic Payment Media Companies authorized by the Central Bank of Paraguay. See “Item 4—Information on the Company— Regulatory Authorities and Framework.” Failure to comply with Anti-Money Laundering Laws could result in significant administrative and/or criminal sanctions as provided in such regulations.

On February 10, 2025, President Trump issued an executive order pausing FCPA enforcement for 180 days and directing the Department of Justice (“DOJ”) to revise its enforcement guidelines to prioritize U.S. economic and security interests. This pause ended on June 9, 2025, with the DOJ’s issuance of new enforcement guidelines. In addition to risks generated by uncertainty regarding how these guidelines will be implemented, we may face an increased risk of stricter FCPA enforcement if the new guidelines result in more scrutiny toward non-U.S. companies such as Telecom Argentina.

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

We maintain limited commercial relationships with telecommunications carriers in countries designated by the U.S. Department of State as state sponsors of terrorism, which could expose us to reputational, regulatory, or sanctions-related risks

We maintain roaming agreements with telecommunications carriers in certain countries designated by the U.S. Department of State as state sponsors of terrorism, including Cuba and Syria, primarily through our operations in Argentina and our subsidiary Núcleo in Paraguay. We also route international traffic to and from these designated countries through third-party international carriers. While we do not maintain direct commercial relationships with carriers in North Korea, and certain agreements generate minimal or no billable traffic, our involvement in telecommunications services that directly or indirectly relate to designated countries could expose us to U.S. economic sanctions, export control restrictions, or other regulatory measures. Such exposure could result in reputational harm, limitations on our ability to access U.S. capital markets or conduct business with U.S. entities, regulatory penalties, or restrictions on our operations, any of which could adversely affect our business, financial condition, and results of operations.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

There can be no assurances regarding the consequences of the post-closing review of Argentine regulatory authorities in connection with the Acquisition.

On February 24, 2025, we completed the acquisition of TMA for a purchase price of US$1,245 million (P$1,660,045 million in current currency as of December 31, 2025), pursuant to which we (i) assumed a debt owed to TMA in the amount of US$126 million (P$167,887 million in current currency as of December 31, 2025) and (ii) paid in cash US$1,119 million (P$1,492,158 million in current currency as of December 31, 2025) using funds obtained from the Existing Loans. The Acquisition is subject to a post-closing evaluation by ENACOM and the ANC (formerly the CNDC as detailed below). Telecom Argentina is seeking ENACOM’s approval for the change of control in TMA resulting from the Acquisition. In addition, the Secretary of Industry and Commerce (or its successor under Law No. 27,442), must decide whether it authorizes the economic concentration resulting from the Acquisition. As part of the relevant antitrust procedures, the ANC must render its opinion on the requested authorization. All approvals must comply with applicable regulatory and antitrust requirements and include an analysis of market concentration levels in Telecom’s operating sectors.

On March 21, 2025, Telecom Argentina was notified of the resolution of the Secretary of Industry and Commerce requiring Telecom Argentina, as a provisional measure in accordance with Article 44 of Law No. 27,442 (the “March 2025 Resolution”), to refrain from carrying out any type of legal, corporate and/or commercial act that directly or indirectly relates to the integration or consolidation of TMA’s businesses with Telecom Argentina for a period of six months or until the Secretary of Industry and Commerce issues a decision regarding the Acquisition, including (i) any initiative that integrates TMA’s equipment with that of Telecom Argentina, and (ii) any exchange of competitively sensitive information with TMA, such as prices and pricing strategies, costs and margins, business plans and commercial strategies and information on customers and suppliers, investment plans, among others. Such resolution further provided that Telecom Argentina must respect the agreements regarding the reciprocal use of infrastructure previously entered into between Telecom Argentina and TMA. As of the date of this Annual Report, TMA operates as an independent business under a separate business segment from Personal, and the members of the Board of Directors and the management of Telecom Argentina and TMA are independent of each other. On April 6, 2025, Telecom Argentina filed an appeal against the aforementioned resolution. Telecom Argentina has also appealed the note from the Secretary of Industry and Commerce to the CNDC dated March 27, 2025 appointing a monitoring agent for Telecom Argentina and TMA, in order to oversee compliance with the measures approved by the resolution of the Secretary of Industry and Commerce referred to above. On June 5, 2025, Telecom Argentina was notified of the decision of the Chamber III of the Federal Court of Appeals on Civil and Commercial Matters which resolved to grant the Telecom Argentina’s appeal, thereby suspending the effects of the Resolution and the note respectively issued by the Secretary of Industry and Commerce on March 21 and March 27, 2025, and further ordering the Secretary of Industry and Commerce to refrain from taking any measure contrary to such suspension.

In addition, on June 19, 2025, Telecom Argentina was notified of a resolution of the Secretary of Industry and Commerce that included (i) a statement of objection to the transaction; (ii) a request for Telecom Argentina to present its arguments against the objections within 15 days, and (iii) a call for a special hearing to consider the measures proposed by Telecom Argentina to overcome these objections. Telecom Argentina submitted its arguments on August 5, 2025, and hearings were held on September 19, 2025, and October 6, 2025. The CNDC resolved to adjourn the proceedings pending its assessment of the observations submitted by Telecom Argentina and additional information requested from third parties that remains to be submitted. On August 5, 2025, Telecom Argentina timely submitted its response to the preliminary objection report issued by the CNDC. Together with that submission, and without this being construed as an acknowledgment that the transaction raises an antitrust concern, Telecom Argentina expressed its willingness, as a procedural safeguard contemplated under Law No. 27,442, to consider potential commitments to address the provisional concerns outlined in the objection report, should the authorities deem it necessary. Telecom Argentina believes that any such potential commitments, if required, would be limited, proportionate, and would not have a material adverse effect on the Company’s business, financial condition, or ability to meet its financial obligations.

On November 17, 2025, pursuant to Decree No. 810/2025, the Argentine Government established the Argentine National Competition Authority (“ANC”), a decentralized and autonomous entity that replaced the CNDC. The ANC became formally operational upon the appointment of its authorities in accordance with Law No. 27,442, which establishes its role as the entity responsible for protecting and promoting competition and safeguarding the general economic interest. As a result, the regulatory review related to the Acquisition is conducted under the supervision of the ANC.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

On December 23, 2025, Chamber III of the Federal Court of Appeals on Civil and Commercial Matters declared it unnecessary to rule on the appeal filed by Telecom Argentina against Resolution No. 63/2025 issued by the Secretary of Industry and Commerce, given that at the time the judgment was rendered, the precautionary measure had already expired. In this regard, the Chamber expressly noted that the case record did not demonstrate the existence of an extension of the precautionary measure and therefore concluded that no current case or controversy remained to warrant consideration of the claim. The Argentine Government filed a Federal Extraordinary Appeal against this resolution, which has been notified to Telecom Argentina on February 23, 2026. Telecom Argentina has duly responded within the established timeframe, requesting that the appeal be dismissed as inadmissible.

Likewise, on that same date, a new hearing was held within the framework of the procedure established in Article 14 of Law No. 27,442 before the ANC, which constituted a continuation of the previously mentioned hearings. With the holding of this hearing, the hearing stage provided for in the procedure was deemed concluded, leaving the case under review by the ANC for the issuance of the corresponding resolution within the framework of the operation’s review process.

There can be no assurance as to the outcome of such appeal process or the consequences of the post-closing evaluation of the Acquisition by regulatory and antitrust authorities. If the injunction referenced above is overturned and/or the above-mentioned regulatory measures are extended, or if regulatory or antitrust authorities impose conditions or require divestitures (which may include the divestiture of our interest in all or certain assets of TMA, including, among others, the spectrum assets), it could have a material adverse effect on our business strategy, financial condition, and future growth. Such conditions or requirements could also result in breaches of covenants under the Existing Loans, which, in turn, could trigger an event of default under such loans. Any potential divestitures at a lower-than-expected-price could have an adverse effect on our results or financial condition. Additionally, complying with potential regulatory or antitrust requirements imposed by the relevant authorities, such as asset divestitures or restrictions on legal, corporate and/or commercial activities related to the integration or consolidation of TMA’s businesses with Telecom Argentina’s, could delay the realization of anticipated benefits from the Acquisition and increase associated costs.

For more information on the recent acquisition of TMA, see “Item 4—Information on the Company— Recent Developments—Acquisition of TMA.”

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

Although the current administration generally favors deregulation and limited state intervention in the private sector, we cannot guarantee that we will not be subject to further regulations in the future. Such regulations could necessitate adjustments to our subscription service prices, potentially having a materially adverse impact on our revenues.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

The laws related to the commitments to maintain certain coverage and quality of services require and may require significant capital expenditure from Telecom for both Personal and TMA networks. Additionally, many municipal governments have issued regulations that, in our view, exceed their authority, which frequently limit, hinder or restrict the installation of the infrastructure required to comply with such commitments. Therefore, such legislation negatively impacts on the obligations that we and our competitors assumed.

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

We operate in a highly competitive environment that could materially erode our market position.

The telecommunications industry is currently undergoing a paradigm shift, driven by the entry of global competitors into local markets and the progressive dismantling of traditional geographic barriers. Connectivity is no longer constrained by the physical infrastructure deployed within a given country. It can now be delivered from space through low-earth orbit (LEO) satellite constellations or through digital platforms operating without a local physical footprint. This shift has fundamentally reshaped the competitive landscape, enabling global technology companies to compete directly with traditional telecommunications operators across multiple markets, including internet access, entertainment distribution, and enterprise services. The increasing availability of satellite-based internet services, the expansion of OTT entertainment platforms operating without a local presence, and the consolidation of hyperscale technology providers in the enterprise solutions market are eroding the historical advantages of scale, coverage and infrastructure traditionally enjoyed by incumbent operators.

Fintech Services are also becoming increasingly competitive with the growth of several fintechs established in Argentina. In addition, new competitors are in process to require local Bank licenses. With respect to our digital wallet, Personal Pay competes with existing digital and offline payment methods, including banks and other providers of traditional payment methods that serve both merchants and individuals. We also compete in the rapidly evolving fintech space with local and strong global players that offer digital financial services such as access to credit, virtual and physical cards, insurance, savings accounts and asset management.

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

The rapid adoption of OTT and satellite internet services is contributing to a significant decline in our traditional revenue streams and is challenging our legacy business model.

In the entertainment market, the proliferation of new streaming platforms—such as Disney+, Max, Paramount+, Star+, and Amazon Prime Video, among others—has fundamentally transformed audiovisual consumption patterns. These platforms offer global content libraries, exclusive original content, and highly personalized user experiences. In addition, high-profile sporting events—such as the Club World Cup, broadcast exclusively by digital platforms without the intermediation of traditional operators (DAZN)—have underscored the emergence of a new direct-to-consumer distribution model that challenges the historical role of operators as content aggregators. Although our Flow platform has evolved to integrate both linear and on-demand content and has incorporated advanced digital features, the risk remains: if we fail to maintain a differentiated and compelling value proposition, we may lose competitive momentum vis-à-vis these global platforms, adversely affecting our ability to retain and acquire subscribers.

In the mobile market, competition has intensified due to heightened consumer price sensitivity, the ease of switching providers through number portability, and the proliferation of usage models based on public Wi-Fi networks and OTT applications that substitute traditional voice and messaging services. This dynamic is particularly pronounced in the prepaid line of business, where users tend to use multiple SIM cards or prioritize mobile data usage to access digital services provided by third parties. This landscape is further compounded by an emerging risk: the development of Direct-to-Cell (D2C) satellite connectivity solutions, which enable mobile devices to connect directly to satellite constellations without the need for intermediary terrestrial infrastructure. This technology, driven by global players with large-scale deployment capabilities, could materially alter competitive conditions in the mobile market, particularly in rural or low-density areas where traditional networks face higher coverage costs. Although widespread adoption remains subject to technical, regulatory, and commercial factors, the advancement of the D2C model represents a potential threat to established mobile operators by introducing an alternative connectivity solution that bypasses local network infrastructure and could capture a meaningful share of demand in certain market lines of business.

In the internet access market, the emergence of low-Earth orbit (LEO) satellite service providers has introduced a structural shift in competitive dynamics. Because these technologies do not rely on terrestrial network infrastructure, they enable immediate nationwide coverage and unprecedented scalability, positioning them as a viable alternative to traditional fixed-line networks. For example, Starlink has experienced rapid growth since its commercial launch in Argentina, reaching a meaningful subscriber base in less than one year and demonstrating strong demand for connectivity solutions that are independent of local infrastructure. This landscape is further shaped by the anticipated entry of additional global operators, such as Amazon’s Project Kuiper and OneWeb, which have already obtained regulatory authorizations to operate in the country and have announced ambitious deployment plans supported by strategic partnerships and advanced technological capabilities. This new generation of competitors—characterized by highly efficient business models and immediate coverage—poses a direct challenge to incumbent operators by lowering barriers to entry and increasing pressure on pricing, service quality, and innovation speed. If we fail to sustain an adequate level of investment to preserve the competitiveness of our network, we could experience a loss of market share in this key line of business. In addition, the growing demand for symmetric connectivity, low latency, and continuous availability requires the ongoing evolution of our fixed and transport network infrastructure, which entails sustained efforts in terms of investment, operational efficiency, and technological adaptability. This competitive landscape is further intensified by the expansion of fixed wireless access (FWA) services offered by mobile operators, which compete for the same residential and enterprise customer base, thereby increasing competitive pressure in the internet market.

In the enterprise solutions market, the technology industry is also undergoing a profound transformation. Traditional point-to-point connectivity architectures are increasingly being displaced by software-defined networking solutions, including SD-WAN, offered directly by global hardware manufacturers and cloud platform providers. These participants—including the leading hyperscalers—have begun offering virtualized connectivity, cybersecurity, data storage and processing services, vertically integrating the value chain and competing directly with traditional operators in the B2B line of business. In this new environment, customer value no longer resides solely in connectivity, but rather in the ability to deliver customized, integrated and scalable digital solutions. The risk to our Company lies in our potential inability to adapt our value proposition with sufficient agility, which could result in a loss of relevance relative to competitors with greater innovation capacity, faster deployment speed, and a broader global footprint.

Taken together, the entry of non-traditional competitors, the ongoing technological disruption, and the increasing sophistication of demand are creating unprecedented competitive pressure. Absent an effective strategic response—grounded in innovation, operational efficiency, and strategic partnerships—we could face a progressive erosion of our customer base and a material decline in revenues and operating results.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Moreover, internet, cable television, mobile telephony, corporate data and IoT services are characterized by rapidly changing technology, evolving industry standards, changes in customer preferences and the frequent introduction of new services and products. To remain competitive, we must invest in networks, constantly upgrade our access technology and software for the internet service market, improve the commercial offers and the user experience and continue to enhance our mobile networks by expanding our network. There can be no guarantees that our attempts to innovate and diversify our business will be successful. Future technological developments may result in decreased customer demand for certain of our services or even render them obsolete. In addition, as new technologies develop, equipment may need to be replaced or upgraded or network facilities (in particular, mobile and internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures.

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

Our revenues may be adversely affected by an increase in churn rates, with respect to mobile telephony, cable television, internet services, corporate data services and IoT, or reductions in fixed telephony lines in service, with respect to fixed telephony services.

Our revenues depend significantly on our ability to retain customers by limiting churn rates, with respect to mobile telephony, cable television, internet services, data services and IoT, or net reductions in fixed telephony lines in service, with respect to fixed telephony services. Any substantial increase in churn rates, with respect to mobile telephony, cable television and internet services, or reductions in lines in service, with respect to fixed telephony services, may have a material adverse effect on our revenues and results of operations. For further information about churn rates see “Item 4—Information on the Company—Management of Churn” and “Item 5—Operating and Financial Review and Prospects—Consolidated Results of Operations—(A.1) 2025 Compared to 2024.”

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

In Argentina, labor organizations have substantial support and considerable political influence. In recent years, the demands of our labor organizations have increased, mainly because of the increase in the cost of living, which was affected by increased inflation, higher tax pressure over salaries and the consequent decline in the population’s purchasing power.

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

Certain labor and telecommunications unions have initiated claims against the Company alleging non-compliance with certain conditions provided for in the collective bargaining agreements that could allow them to negotiate the inclusion of some suppliers’ employees in their collective bargaining agreements. See Note 20 to our Consolidated Financial Statements. If labor organization claims continue or are sustained, this could result in increased costs, greater conflict in the negotiation process and strikes (including general strikes and strikes by the Company’s employees and the contractors and subcontractors’ employees) that may adversely affect our operations. See “Item 6—Directors, Senior Management and Employees—Employees and Labor Relations.”

Chapter 4 of the Decree of Necessity and Urgency No. 70/2023 substantially amended certain labor laws. Mainly, it eases the conditions for hiring and registering personnel, limits the fines and interest rates that can be claimed in court, and declares telecommunications services, as well as sanitary, production, transportation, distribution, and commercialization services related to water, gas, and electricity supply, aviation services, customs and migration services, and childcare and education services, as essential services. In addition, it declared that services such as radio and television, as well as financial services, among others, shall be deemed of paramount importance. The General Confederation of Labor (CGT), along with other trade unions, requested that these provisions in Chapter 4 be declared unconstitutional, and obtained an injunction that ordered the suspension of its application. On January 30, 2024, the National Court of Appeals on Labor Matters issued a ruling declaring the unconstitutionality of these provisions. As of date of this Annual Report, the Supreme Court of Argentina has not yet issued a final ruling.

While the Ley de Bases (which incorporated several of the main amendments proposed by DNU No. 70/2023 to the Labor Contract Law) is intended to increase legal certainty for Argentine employers, we can provide no assurances that such a result will be achieved or that the law will not change again in the future. For more information on the Ley de Bases, see “—Economic and political reforms in Argentina, and future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry.”

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

As of December 31, 2025, we recorded provisions that we estimate are sufficient to cover contingencies considered probable. However, we may face increased risk of employment, commercial, regulatory, tax, consumer trade union and customers’ proceedings, among others. If this occurs, we cannot guarantee that those proceedings will not have an adverse effect on our results of operations and financial condition. See Note 20 to our Consolidated Financial Statements.

A cyberattack could adversely affect our business, financial condition, results of operations and cash flow.

Information about security risks has increased in recent years as a result of the proliferation of new and more sophisticated technologies and also due to cyberattack activities. As part of our ongoing development and initiatives, more equipment and systems have been connected to the internet. We also rely on digital technology, including information systems to process financial and operational information. Due to the nature of our business and the greater accessibility allowed through the internet connection, we could face an increased risk of cyberattacks.

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

In addition, during 2025, we have continued with a hybrid work mode for our employees. This working methodology and the exponential growth of the digital collection channels requires the implementation of several measures in order to grant security in both virtual and on premises operations, which were all implemented successfully. Although Telecom has adopted all required measures to ensure the proper functioning of its operating systems, as well as to ensure our customers’ information, no assurance can be given that we will not be subject to any cyberattacks that could adversely affect our business, result of operations, financial condition and cash flow.

As of the date of this Annual Report, our insurance policies do not cover damages caused by cyberattacks and other similar events. For more information about Cybersecurity Risk Management, Strategy and Governance, see “Item 16K—Cybersecurity.”

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

Additionally, as a result of the adoption of new technologies such as Gen AI, the Company could be subject to threats that are increasingly difficult to detect and prevent, considering the development of new attack vectors as well as the improvement of existing ones. The adoption of AI could increase the threat of undetectable attack vectors, which may expose us to cybersecurity vulnerabilities and, in turn, affect our business. For more information regarding risks related to AI, see “—Artificial intelligence presents risks that could adversely affect our business, results of operations and financial condition.”

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Artificial intelligence presents risks that could adversely affect our business, results of operations and financial condition.

We increasingly rely on AI technologies, including Gen AI and automated decision-support tools, across several areas of our operations to, among other things, enhance our features for new and existing products, and create greater operation efficiencies. AI systems may produce inaccurate, biased or harmful outputs, release confidential information, infringe on intellectual property rights or result in failures in automated processes, that could adversely affect customer interactions, service quality, or internal decision-making. Misuse or overreliance on AI tools by employees may lead to unintended operational or compliance issues.

As we expand the use of AI and rely on third-party AI platforms, we are exposed to the possibility that AI providers may not comply with current or rapidly changing regulatory and industry standards, particularly regarding privacy and data protection resulting in operational disruptions, the loss of intellectual property, exposure of confidential or proprietary information, security breaches, and diminished service quality. The regulatory landscape governing AI is rapidly evolving, and new laws and regulations may introduce compliance challenges, increase our costs or subject us to government enforcement actions or civil litigation.

While, as of the date hereof, we have not identified any security breaches or other AI-related challenges, any of these risks, individually or combined, could lead to reputational damage, financial impacts, operational disruptions or legal liability, and could adversely affect our results of operations and financial condition.

The impacts of climate change could pose risks of damage to our infrastructure and cause disruptions in our operations, which may affect our financial results.

Extreme weather events caused by climate change may damage our infrastructure, disrupt our ability to build and maintain parts of our networks, affect our suppliers in providing the necessary products and services to ensure the quality and coverage of our networks, or require us to incur costs to enhance the climate resilience of our infrastructures. Any of these situations could delay our network deployment plans, disrupt service to our customers, increase our costs, and negatively impact on our operational results. Although we do not currently consider the potential losses or costs associated with the physical effects of climate change to be significant, it remains difficult to accurately and precisely forecast future impacts due to the dynamic nature of climate change and its effects on the environment and we cannot guarantee that such losses or costs will not become significant in the future.

Stakeholders’ evolving expectations regarding our ESG practices may impose additional costs or expose us to new risks.

Customers, regulators, investors, and other stakeholders are increasingly focused on the ESG practices of companies across all sectors. Concerns about these issues may lead to new or heightened legal and/or regulatory requirements.

The market shows great interest in constantly evolving ESG trends. We work proactively to respond to ESG requirements and understand the expectations of our stakeholders. However, our corporate reputation could be damaged if we fail to adapt or meet these changing expectations, or if we do not respond adequately to growing concern about ESG issues, regardless of whether or not there is a legal obligation to do so.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

Additionally, our infrastructure is geographically dispersed, with both internal and external equipment. Consequently, it is exposed to risks of vandalism, fires, electrical discharges, and physical hazards arising from extreme weather events, such as high temperatures, heatwaves, severe storms and floods. These risks can result in physical injuries to people, damage to assets, material damage to property and building and service interruptions.

The evolution of technology challenges us to maintain continuous updating and review of key redundancies to ensure the availability of the service we provide to society. Ensuring the availability of our services drives the constant review of vulnerabilities and design of contingency al long – term mitigation actions.

Simultaneously, while we update key systems, unforeseen delays or problems may occur that could involve reviewing end-to-end processes, designing controls, and monitoring indicators to minimize the impact on operations and customer experience.

In addition, we manage tax, legal, regulatory, compliance, competition, process, labor, and economic-financial risks.

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

In particular, trade tensions between the United States and major trading partners, particularly with China, continue to escalate following the introduction of a series of tariffs and export controls by the United States and its trading partners. The U.S. Government is urging other countries to avoid the operations of Chinese companies in their territories, citing concerns regarding potential use of the equipment for espionage. The U.S. Congress and certain regulatory agencies have raised concerns about American companies purchasing equipment and software from Chinese telecommunications companies, including concerns relating to alleged violations of intellectual property rights and potential national security risks. For example, on May 16, 2019, the U.S. government placed Huawei Technologies Co. Ltd (“Huawei”), one of our strategic suppliers in our mobile and fixed telephone networks, and its affiliates on the Entity List, which effectively banned U.S. companies from selling to the Chinese telecoms company without U.S. government’s approval. During 2024 and 2025, the U.S. government expanded export restrictions applicable to Huawei and other Chinese technology companies, including by tightening licensing policies, extending restrictions to certain affiliates and subsidiaries and issuing guidance relating to advanced semiconductors and the enforcement environment for companies that might use or trade such technologies internationally. We cannot predict whether additional restrictions targeting Huawei or other Chinese technology suppliers, including restrictions that would prevent us from acquiring supplies from Huawei or other Chinese technology suppliers in the future, will be adopted or predict the impact that such restrictions may have on our operations.

Restrictive covenants in Telecom’s outstanding indebtedness may restrict its ability to pursue its business strategies.

Telecom has outstanding borrowings that contain several restrictive covenants that impose significant operating and financial restrictions on it and may limit Telecom’s ability to engage in acts that may be in its long-term best interests, representing 12.2% of total consolidated borrowings. These agreements governing its indebtedness include covenants restricting, among other things, Telecom’s ability to:

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

For more information about compliance with covenants see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Compliance with Covenants.”

We may be adversely affected by fluctuations in interest rates.

We are exposed to the fluctuations of interest rates applicable to our indebtedness indexed to variable interest rates. See Note 27 to our Consolidated Financial Statements. We may also incur additional variable-rate debt in the future. Increases in interest rates on variable-rate debt would increase the Company’s interest expense, which would negatively affect our financial costs and cash flows.

We may be unable to refinance our outstanding indebtedness, or the refinancing terms may be materially less favorable than their current terms, which would have a material adverse effect on our business, financial condition, results of operations and cash flow.

As of December 31, 2025, our total indebtedness, including accrued interest, was P$5,436,615 million, which represents a 43.6% increase compared to our total indebtedness, including accrued interest, as of December 31, 2024. 59.8% of our debt is scheduled to mature in the next three years, including 29.7% scheduled to mature in 2026. For more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings Developments during 2025.”

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

If we are unable to refinance our debt in favorable terms, we may be forced to reduce or delay capital expenditures or research and development expenditures, seek additional equity capital, restructure our debt, curtail or eliminate our cash dividend to stockholders, or sell assets. Non-payment of our obligations or any other default under any of our debt instruments could, in turn, result in a default and acceleration of our other outstanding debt obligations, which would have a further material adverse effect on our business, ability to meet our payment obligations, financial condition, and results of operations. See “—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends” and Notes 14 and 27 to our Consolidated Financial Statements.

We may not obtain the benefits we expect from the acquisition of TMA in the anticipated timeframe.

We have incurred in substantial amount of debt and have devoted significant resources toward the Acquisition, and we cannot assure that we will obtain the benefits we expect. Our failure to obtain these benefits may have an adverse effect on our financial condition and results of operations.

The expected synergies and benefits from the Acquisition may not materialize as anticipated, or may take longer to achieve, due to difficulties in merging business operations and integrating technology platforms. Additionally, the financial burden of the Acquisition, including the US$1,170 million in debt financing, may impact our ability to make other strategic investments, increase our leverage, or affect our financial flexibility. If we fail to integrate the acquired business effectively, we may not achieve the expected cost savings, revenue growth, or competitive advantages, which could have a material adverse effect on our financial condition and results of operations.

For more information on our financial position, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

For more information on the Acquisition, see Note 29 to our Consolidated Financial Statements

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

In 2013, 2017 and 2018, the Argentine legislature modified the Argentine income tax law in a way that impacted the income tax treatment of income derived from the sale, exchange or other disposition of shares and other equity interest (including ADSs), bonds and other securities of Argentine companies. Some of these modifications lead to potentially varying treatment depending on factors such as whether the transaction involved an Argentine non-resident and the source of income. For more information see “Item 10 Additional Information – Taxation.”

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

The voting rights of investors with respect to the ADSs are limited by the terms of the deposit agreement.

The depositary will be treated by us for all purposes as a shareholder with respect to the shares underlying ADSs. A holder of ADRs representing the shares being held by the depositary will not have direct shareholder rights and may exercise voting rights with respect to the Class B shares represented by the ADRs only in accordance with the deposit agreement relating to ADSs. While our direct shareholders will be able to exercise their voting rights either by attending the meeting in person or by proxy, ADR holders may only exercise their voting rights by either withdrawing the shares underlying their ADRs in time for the meeting or instructing the depositary (upon receipt of a notice of the meeting from the depositary) on how to vote the Class B shares represented by their ADRs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADR holders than for holders of Class B shares. If no such instructions are received, the depositary shall vote the Class B shares represented by ADSs in accordance with the recommendations Telecom Argentina’s Board of Directors made to all holders of shares, unless the depositary is prohibited from doing so by any applicable provision of Argentine law.

The price of our Class B Shares and the ADSs may fluctuate substantially, and your investment may decline in value.

The trading price of our Class B Shares is likely to be highly volatile and may be subject to wide fluctuations in response to factors, many of which are beyond our control. The market price of our ADSs decreased by approximately 8% in 2025, increased by approximately 79% in 2024 and increased by approximately 39% in 2023.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Investing in securities that trade in emerging markets, such as Argentina, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Argentine securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States and is not as highly regulated or supervised as some of these other markets. There is also significantly greater concentration in the Argentine securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented approximately 68.11% of the aggregate market capitalization of the BYMA as of December 31, 2025. Accordingly, although shareholders are entitled to withdraw the Class B Shares underlying the ADSs from the depositary at any time, the ability to sell such shares on the BYMA at a price and time shareholders might want may be substantially limited.

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

In addition, we would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We would have to present our financial statements under US GAAP and may also be required to modify certain of our policies to comply with corporate governance practices applicable to U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

If we do not file or maintain a registration statement and no exemption from the Securities Act registration is available, U.S. holders of ADSs may be unable to exercise preemptive rights granted to our holders of Class B Shares underlying ADSs.

Under the GCL, if we issue new shares as part of a capital increase, our shareholders may have the right to subscribe to a proportional number of shares of the same class to maintain their existing ownership percentage (see Section 194 of Argentine Corporations Law). Rights to subscribe for shares in these circumstances are known as preemptive rights. In addition, shareholders are entitled to the right to subscribe for the unsubscribed shares remaining at the end of a preemptive rights offering on a pro rata basis, known as accretion rights.

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

CVH owns Class D Shares representing 28.16% of Telecom Argentina’s total capital stock. GC Dominio owns 26.44% of the total capital stock of CVH, which represents 64.24% of the voting stock and votes of CVH. FTL owns Class A Shares representing 20.83% of the total capital stock of Telecom Argentina and, as of December 31, 2025 also owned Class B Shares in the form of ADSs representing 9.2% of total stock of Telecom Argentina. On February 10, 2026 FTL, as selling shareholder, completed a secondary offering of 4,050,549 ADSs, representing 20,252,745 Class B shares of the Company. In connection with the offering, FTL granted the underwriters a 30-day option to purchase up to 607,582 additional ADSs representing 3,037,910 Class B shares of the Company, which option was exercised in full. In the aggregate, the transaction included 23,290,655 Class B shares of the Company (representing 1.08% of Telecom Argentina’s total capital stock) and reduced FTL’s ownership interest in Telecom Argentina, in the form of ADSs accordingly.

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

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

Nevertheless, all of our related-party transactions are made on an arm’s-length basis. Related-party transactions involving Telecom Argentina that exceed 1% of its shareholders’ equity are subject to a prior approval process established by Law No. 26,831, Telecom’s Bylaws and the Rules of the Executive Committee to verify that the agreement could reasonably be considered in accordance with normal and customary market practice. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

PART I - ITEM 3 KEY INFORMATION	TELECOM ARGENTINA S.A.

ITEM 4.INFORMATION ON THE COMPANY

INTRODUCTION

The Company

Telecom Argentina was created by Decree No. 60/90 of the PEN dated January 5, 1990, and incorporated as “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, its legal name was changed to “Telecom Argentina STET-France Telecom S.A.” and on February 18, 2004, it was changed to “Telecom Argentina S.A.”

Telecom Argentina is organized as a corporation (sociedad anónima) under Argentine law. The duration of Telecom Argentina is 99 years from the date of registration with the IGJ (July 13, 1990). On January 1, 2018, the Merger between Telecom Argentina and Cablevisión became effective, and on such date, Telecom assumed Cablevisión’s then existing operations.

On February 24, 2025, the Company acquired 86,460,983,849 common shares of TMA, representing 99.999625% of its capital stock, acquiring control, see “—Recent Developments—Acquisition of TMA.” TMA is one of the largest telecommunications and data transmission service providers in Argentina in terms of customers. TMA services in Argentina encompass mobile telephony, cable television, internet data and fixed telephony services.

We are one of the largest private-sector companies in Argentina in terms of revenues, net income (loss), capital expenditures and number of employees. In terms of customers, we are one of the largest telecommunications, cable television and data transmission service providers in Argentina and one of the largest cable television services providers across Latin America. Additionally, we are an important Multiple Systems Operator (“MSO,” a company that owns multiple cable systems in different locations under the control and management of a single, common organization) in Argentina in terms of customers. We provide over 62.1 million customers with high-speed fixed and mobile connectivity, offering a flexible and dynamic digital experience across all devices, complemented by a live and on-demand content platform that integrates series, movies, music, and TV programs, and Fintech Services.

We also provide data transmission and IT solutions outsourcing and we install, operate and develop cable television and data transmission services. We provide our services in Argentina (mobile, cable television, internet, fixed and data services, among others), Paraguay (mobile, internet, satellite TV services, among others), Uruguay (cable television services, internet and cybersecurity services and products), the United States (fixed and voice interconnection wholesale services) and Chile (cybersecurity services and products).

In 2025, our revenues amounted to P$8,328,814 million, our net loss amounted to P$145,304 million, our Adjusted EBITDA amounted to P$2,525,535 million and we had total assets of P$16,622,552 million. For more information on the use of Adjusted EBITDA and reconciliation of net income to Adjusted EBITDA in “Item 5—Operating and Financial Review and Prospects—(A) Consolidated Results of Operations—Adjusted EBITDA.”

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Telecom Argentina’s telephone number is +54-11-5359-2752, and its principal executive offices are located in Gral. Hornos 690, (C1272ACK) Buenos Aires, Argentina. Our internet address is https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

Our authorized agent in the United States for SEC reporting purposes is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19711.

Subsidiaries

As of December 31, 2025, Telecom Argentina’s subsidiaries were TMA, Núcleo, PEM, Cable Imagen, Televisión Dirigida and its subsidiaries, Adesol and its subsidiaries, Inter Radios, Telecom Argentina USA, Personal Smarthome and its subsidiary, Opalker and its subsidiary, Micro Fintech Holding and its subsidiaries, and TSMA. TMA is the only significant subsidiary of the Company.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

For further information on our subsidiaries, see Note 1 to our Consolidated Financial Statements and see Exhibit 8.1 to this Annual Report.

Recent Developments

Acquisition of TMA

On February 24, 2025 (the “Acquisition Date”), Telecom Argentina completed the acquisition of TMA for a purchase price of US$1,245 million (“consideration paid” pursuant to IFRS 3 was US$1,119 million). TMA is a company incorporated in Argentina that provides mobile and fixed telephony, fixed broadband and video services nationwide in Argentina.

The purpose of the acquisition was to enhance the quality of existing services and to expand the coverage and capacity of both mobile and fixed networks.

As of the date of this Annual Report, Telecom Argentina has duly and timely made all required presentations related to the acquisition of TMA and has initiated the necessary proceedings before the CNDC and ENACOM in order to obtain (i) the antitrust approval from the Secretary of Industry and Commerce (or from any succeeding enforcement authority under Law No. 27,442, as applicable) for the economic concentration resulting from the Acquisition, and (ii) the approval of ENACOM to the change of control that occurred in TMA as a consequence of the Acquisition. The filing before the CNDC was made on March 3, 2025, while the filing before ENACOM was made on March 7, 2025, both in accordance with the applicable regulatory framework.

Both administrative procedures are currently underway. On March 21, 2025, the Secretary of Industry and Commerce issued the March 2025 Resolution, requiring Telecom Argentina as a provisional measure in accordance with Article 44 of Law No. 27,442 to refrain, for a period of six months or until the Secretary of Industry and Commerce issues a decision pursuant to Article 14 of Law No. 27,442 either approving or subordinating the acquisition to the fulfillment of conditions, or denying authorization of the transaction—whichever occurs first—from carrying out any legal, corporate or commercial act relating directly or indirectly to the integration or consolidation of TMA’s businesses with Telecom Argentina. This included any initiative that entails integrating TMA’s equipment with that of Telecom Argentina, as well as any exchange of competitively sensitive information with TMA, such as prices and pricing strategies, costs and margins, business plans and commercial strategies, information on customers and suppliers, investment plans, among others. Telecom Argentina must also respect the agreements regarding the reciprocal use of infrastructure previously entered into between Telecom Argentina and TMA. The Resolution does not modify the manner in which Telecom Argentina and TMA operate. As of the date of this Annual Report, TMA operates as an independent business under a separate business segment from Personal, and the members of the Board of Directors and the management of Telecom Argentina and TMA are independent of each other.

On April 6, 2025, Telecom Argentina filed an appeal before the Secretary of Industry and Commerce and the CNDC against the Resolution No. 63/2025, as well as against the note from the Secretary of Industry and Commerce dated March 27, 2025 to the CNDC appointing a monitoring agent for the Telecom Argentina and TMA to oversee compliance with the measure. On June 5, 2025, Telecom Argentina was notified of the decision issued by Chamber III of the Federal Civil and Commercial Court of Appeals, which granted the appeal with suspensive effect and ordered the Secretary of Industry and Commerce to refrain from adopting any measure that would contravene the suspensive effect with which the appeal was granted.

In addition, on June 19, 2025, Telecom Argentina was notified of a resolution by the Secretary of Industry and Commerce that included (i) a statement of objection to the transaction; (ii) a request for Telecom Argentina to present its arguments against the objections within 15 days, and (iii) a call for a special hearing to consider the measures proposed by Telecom Argentina to overcome these objections.

This resolution does not represent a final resolution or the imposition of penalties, but rather a procedural stage affording the parties the opportunity to exercise their right of defense, submit responses, or propose commitments to mitigate potential anticompetitive effects.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Telecom Argentina believes that the aforementioned objection report was issued and notified prematurely, at an early stage of the process, without all the necessary information being considered and before all relevant procedures established under the antitrust laws were completed. In this regard, Telecom Argentina does not agree with the preliminary conclusions expressed in the objection report and has focused on analyzing all CNDC statements therein and submitting all appropriate presentations and technical data in response to the report (including Form F-2 as required by antitrust law, which was submitted by Telecom Argentina on June 29, 2025) to advance the review process and obtain the relevant approvals.

On August 5, 2025, Telecom Argentina duly and timely submitted its response to the preliminary objection report issued by the CNDC. Together with that submission, and without this being construed in any way as an acknowledgment that the transaction raises an antitrust concern, Telecom Argentina expressed its willingness, as a procedural safeguard contemplated under Law No. 27,442, to consider potential commitments to address the provisional concerns outlined in the objection report, should the authorities deem it necessary. Telecom Argentina believes that any such potential commitments, if required, would be limited, proportionate, and would not have a material adverse effect on Telecom Argentina’s business, financial condition, or ability to meet its financial obligations.

Subsequently, the CNDC held the special hearing provided for in Article 14 of Law No. 27,442. The first hearing took place on September 19, 2025, and the second hearing on October 6, 2025, at which time the CNDC decided to adjourn the proceedings, leaving their continuation subject to the CNDC’s evaluation of the observations and submissions previously made by Telecom Argentina, as well as of the information still pending submission by third parties at the CNDC’s request.

On November 17, 2025, pursuant to Decree No. 810/2025, the Argentine government established the Argentine National Competition Authority (Autoridad Nacional de Competencia) (the “ANC”), a decentralized and autonomous entity that replaced the CNDC. The ANC became operational upon the appointment of its authorities in accordance with Law No. 27,442, which designates the ANC as the body responsible for protecting and promoting competition and safeguarding the general economic interest. As a result, the regulatory review of the Acquisition is conducted under the supervision of the ANC.

On December 23, 2025, Chamber III of the National Court of Appeals in Civil and Commercial Matters issued its decision regarding the appeal filed by Telecom Argentina against Resolution No. 63/2025 of the Secretary of Industry and Commerce. The Court held that ruling on the appeal had become moot, given that at the time the judgment was rendered, the precautionary measure had already expired. In this regard, the Chamber expressly stated that no evidence had been submitted in the case file demonstrating an extension of the precautionary measure and therefore concluded that there was no longer an existing case or controversy that would warrant consideration of the appeal. The Argentine Government filed a Federal Extraordinary Appeal against this resolution, which has been notified to Telecom Argentina on February 23, 2026. Telecom Argentina has duly responded within the established timeframe, requesting that the appeal be dismissed as inadmissible.

Likewise, on that same date, a new hearing was held within the framework of the procedure established in Article 14 of Law No. 27,442 before the ANC, which constituted a continuation of the previously mentioned hearings. With this hearing, the hearing stage contemplated by the procedure was deemed concluded, leaving the case under review by the ANC for the issuance of the corresponding resolution within the framework of the operation’s review process.

Telecom Argentina will exercise all rights available to it to review or challenge any decisions that it considers to be inconsistent with applicable Argentine law or the actual competitive conditions in each relevant market and jurisdiction.

Although there can be no assurance regarding the outcome of the post-closing review of the Acquisition by regulatory authorities, Telecom Argentina and its legal advisors have arguments to support the its position.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Acquisition Financing

The Acquisition was financed by Telecom Argentina through the Existing Loans totaling US$1,170 million:

●	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A., governed by New York law (the “Syndicated Loan”); and
●	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law (the “Bilateral Loan”).

On May 28, 2025, we issued US$800 million in aggregate principal amount of 9.250% senior notes due 2033 (the “2033 Notes”) in the international markets pursuant to Rule 144A and Regulation S of the Securities Act. We applied the proceeds from the 2033 Notes to (i) partially prepay the Syndicated Loan in a principal amount equal to US$650.3 million, reducing the outstanding principal amount thereunder to US$319.7 million, and (ii) partially prepay the Bilateral Loan in a principal amount equal to US$134.1 million, reducing the outstanding principal amount thereunder to US$65.9 million.

On June 24, 2025, we issued an additional US$200 million in aggregate principal amount of 2033 Notes. Following such issuance, the aggregate principal amount of outstanding 2033 Notes increased to US$1,000 million. We applied the proceeds from the reopening to partially prepay the Syndicated Loan in a principal amount equal to US$168.8 million, reducing the outstanding principal amount thereunder to US$150.9 million, and to prepay the Bilateral Loan in a principal amount equal to US$34.8 million, reducing the outstanding principal amount thereunder to US$31.1 million.

On January 20, 2026, we applied the proceeds from the Notes described below under “Debt Transactions” to fully prepay the Existing Loans.

For further information about our borrowing, see Note 14 of our Consolidated Financial Statements and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Borrowings Developments during 2025.”

Debt Transactions

On January 20, 2026, we issued US$600 million in aggregate principal amount of US$600 million 8.5% senior amortizing notes due 2036 (the “2036 Notes”) in the international markets pursuant to Rule 144A and Regulation S of the Securities Act. We applied the proceeds from the 2036 Notes to (i) prepay in full the Existing Loans (principal amount outstanding of US$182 million plus accrued interest), and (ii) redeem in full our outstanding 8.000% Senior Notes due 2026, at a redemption price of US$164 million, plus accrued interest.

On March 5, 2026, we issued US$81 million aggregate principal amount of our 6.50% fixed rate notes due 2029 (the “Series 28 Notes”) in the Argentine local capital markets. The Series 28 Notes were issued at an issue price of 100% of their principal amount and will mature on March 5, 2029. The Series 28 Notes accrues interest at a fixed nominal annual rate of 6.50% and is payable semi-annually.

Changes in Senior Management

On July 3, 2025, Telecom Argentina’s Chief Financial Officer, Gabriel Blasi, informed the Board of his intention to retire from his position during the last quarter of 2025. This decision was made strictly for personal reasons and in full agreement with the Company. During the interim period prior to his departure and as of the date of this Annual Report, Telecom Argentina is considering a succession plan to ensure the continuity and quality of its management. Pending completion of this process, the duties of Chief Financial Officer will be performed on an interim basis by Telecom Argentina’s Director of Finance, Federico Pra as of December 23, 2025.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Agreement between Telecom Argentina, Micro Fintech Holding and Micro Sistemas with Banco Macro S.A.

On January 22, 2026, Telecom Argentina and its direct and indirect subsidiaries Micro Fintech Holding and Micro Sistemas entered into a framework agreement with Banco Macro S.A. (“Banco Macro”) aimed at fostering the growth and expansion of the business of Micro Sistemas, a payment services provider operating under the “Personal Pay” brand.

This strategic alliance will enable the development of a differentiated and comprehensive value proposition for customers operating on the “Personal Pay” platform, while also expanding the range of financial products and services offered to a broader customer base, supported by Banco Macro’s leading position in the financial sector.

For these purposes, Banco Macro will contribute its expertise in financial products, while Micro Sistemas will contribute its extensive base of active customers and recurring use cases with genuine transaction activity, thereby promoting a more efficient and broader market with customers at its core.

Pursuant to this agreement, Banco Macro made a capital contribution and, therefore, subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas, for an amount in pesos equivalent to US$75 million.

As a result of this transaction, the Company no longer holds the majority of the voting rights required to exercise control over Micro Sistemas and, accordingly, the Company now has joint control over such entity.

The transaction is subject to the corresponding approval by the National Antitrust Authority, in accordance with applicable regulations.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

THE BUSINESS

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit. This reflects the current regulatory context of the converged ICT Services industry, under which mobile services, internet services, cable television and fixed and data services, are all governed by the same regulatory framework and therefore consolidated into a single segment. To exercise their functions, both the Executive Committee and the CEO periodically receive the economic-financial information of Telecom Argentina and its subsidiaries located in Argentina except TMA (stated in historic currency at the transaction date) prepared as a single segment and evaluate the evolution of the business as a single results-generating unit, administrating the resources in a unique way to achieve the objectives. Costs are not specifically allocated to a type of service, as Telecom Argentina has a single payroll and operating expenses that affect all services in general. Further, decisions on capital expenditures affect all types of services provided by Telecom Argentina and its subsidiaries in Argentina except TMA and are not allocated specifically to one of them.

Following the Acquisition, dated February 24, 2025, the Company identified a new reportable segment, “ICT Services provided in Argentina – TMA Network” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using TMA’s own networks, with its own infrastructure. See “—Recent Developments—Acquisition of TMA.” TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately. Costs are not specifically allocated to a type of service, as TMA has a single payroll and operating expenses that affect all services in general. Further, decisions on capital expenditures affect all types of services provided by TMA and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services provided in Argentina– Personal Network” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments.”

As a result, segments as of December 31, 2025, are the following:

●	ICT Services provided in Argentina – Personal Network: Corresponds to the operations carried out by Telecom Argentina and its subsidiaries located in Argentina (excluding TMA) engaged in the provision of ICT services.
●	ICT Services provided in Argentina – TMA Network: Corresponds to the operations carried out by the subsidiary TMA as from the acquisition date.
●	Other segments: Corresponds to the operations for a) ICT services provided abroad (Paraguay, USA, Uruguay and Chile) and b) the development of activities in the fintech industry, through the subsidiaries Micro Sistemas in Argentina and Personal Envíos and CrediPay in Paraguay.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets, reviewing this information in the currency of the date of each transaction.

For a breakdown of total revenues by category of activity, please see “Item 5—Operating and Financial Review and Prospects.” For more information, see Note 1.b) of our Consolidated Financial Statements.

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

In line with our vision of innovation and diversification, we explore new business opportunities and seek to go beyond connectivity and accompany the challenges of the digital economy. We intend to become a relevant player in the Latin American financial industry by developing products that generate monetization in the digital ecosystem, leveraging 5G and positioning ourselves regionally. With new businesses such as IoT, Fintech Services, cybersecurity, entertainment, OpenXpand and smart home, among others, we are committed to constant innovation to offer comprehensive solutions and adapt to changing market demands.

As of December 31, 2025, we offered our customers a diverse range of services, which are presented below and categorized by reportable segment:

➢	ICT Services provided in Argentina – Personal Network

Toward the end of 2025, we took a decisive step in our company’s evolution by unifying our brand identity with a core conviction: to streamline, simplify, and scale our value proposition to support the digital needs of individuals, households, and organizations across the country.

Since December 2025, Personal has been consolidated as the brand that integrates our entire ecosystem of services.

With this new architecture, all our solutions are consolidated under a single identity: Personal Móvil and Personal Fibra guarantee mobile and fixed connectivity with cutting-edge technology; Personal Flow enhances the entertainment experience with live TV and on-demand content; Personal Pay provides simple and secure digital financial solutions; Personal Smarthome and Tienda Personal expand access to affordable smart home solutions; and Personal Tech supports businesses, organizations, and governments in their digital transformation processes.

This rebranding positions Personal for the future with a clear vision: to lead the country’s digital ecosystem through integrated, simple, and people-centered experiences.

Brand:	Personal Móvil	Personal Fibra	Personal Flow	Personal Pay	Tienda Personal	Personal Smarthome	Personal Tech
Services	Mobile Telecommunications Services	Internet Services	Cable Television Services	Fintech Services (a)	Smart home solutions.		Cybersecurity, cloud, IoT, datacenter and infrastructure
(a)	These services are not included as part of the segment “ICT Services provided in Argentina – Personal Network,” and are aggregated in “Others segments.” In January 2026, Banco Macro subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas, see “—Information on the Company—Recent Developments—Agreement between Telecom Argentina, Micro Fintech Holding and Micro Sistemas with Banco Macro S.A.”
●Mobile Telecommunications Services

Overview

Mobile telecommunications service offerings include voice communications, high-speed mobile internet content and applications download and online streaming, among others, as well as the sale of mobile communication devices (handsets, Modems MiFi and wingles, smart watches). The services are supported by the different technologies of the mobile network (4G/5G).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of December 31, 2025, we had approximately 19.9 million mobile customers, consisting of 60% prepaid customers and 40% postpaid customers.

We provide mobile services on 850 MHz in the Northern Region and AMBA, 1,900 MHz, 700 MHz and AWS (paired frequencies in 1,700 MHz and 2,100 MHz) in the whole country and 900 MHz and 2,600 MHz assigned by towns and cities. Additionally, we provide 3,500 MHz in the whole country for 5G services.

During 2025, Personal Movil expanded its 5G footprint by adding 819 new sites, reaching a total of 1,084 by the end of the year. In addition, the number of customers with 5G-enabled devices was 3.5 million by year-end.

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

Our strategy during 2025 focused on continuing to lead in mobile services, promoting the consumption of high-speed services by providing upgrades and improving the experiences of certain customers, and more generally addressing the needs of small, medium and large customers and continuing to grow in the Digital Solutions business (Cloud & Infrastructure, Datacenter, Cybersecurity and IoT). In addition, we worked on strengthening the value proposition of our mobile products by renewing all aspects related to the management of gigas included in customer plans and introducing new benefits, such as higher gigas allowances, automatic gigas doubling for convergent customers, gigas sharing across lines, and the Video Pass benefit, which allows streaming videos and Flow content with 5G connectivity without consuming gigas from the plan. These initiatives aimed to deliver greater value, flexibility, and a superior experience.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

The main developments in our residential and corporate services during 2025 were the following:

●	we continued offering mobile services ranging from prepaid plans to postpaid plans, and between four gigabytes and 50 gigabytes for residential and corporate services;
●	we continued focusing on the development of convergent offers for our customers, offering additional bonuses upon the purchase of various services, to increase customer loyalty. We extended the initiative to corporate customers, seeking to increase services convergence;
●	we continued adding benefits for mobile and convergent subscription customers;
●	we focused on expanding international service capabilities, reinforcing coverage and technologies and improving performance metrics to ensure superior quality and customer experience. These efforts were complemented by initiatives to optimize traffic management and control costs, supporting the evolution of our roaming offer and maximizing data benefits. As a result, 80% of our customers used our international roaming service when traveling abroad; and
●	we prioritized the development of 5G Roaming and VoLTE Roaming to enhance data and voice experiences, achieving coverage across 61 countries—ensuring that more than 80% of our customers travel to destinations where this technologies are available. These actions allowed us to consolidate the best market experience, reflected in an NPS above 50 points.

Wholesale Services

Our mobile telecommunications infrastructure also enables us to offer a range of wholesale services, as summarized below.

●	International Business. During 2025, inbound international visitors to Argentina declined by 19.7%; however, revenue from inbound roaming increased by 15.7% driven by new roaming agreements, the retention of existing agreements, and improved commercial terms.

We continued focusing on reducing outbound traffic costs. In 2025, the number of Data Roamers (mobile subscribers who consume mobile data services while accessing a visited network outside the coverage area of their home operator, either under national or international roaming agreements - these users generate data traffic on third‑party networks pursuant to inter‑operator roaming arrangements, regardless of the underlying service plan or the amount of data consumed) grew by 54% and total outbound traffic increased by 86%, reinforcing the importance of continually improving our commercial agreements to sustain margins.

With respect to our SMS A2P business, traffic declined by 6%. Nevertheless, revenues decreased by only 4%, supported by the reactivation of domestic SMS A2P activity, which helped mitigate the impact of reduced volumes.

We initiated the monetization of our network capabilities through aggregator facilitated services, generating new revenues from the launch of our first standardized API — SIM Swap validation. With the subsequent rollout of five additional APIs, we consider this an emerging business line with significant potential and expect it to become a relevant contributor to future revenue streams.

●	Domestic Business. revenues and costs mainly related to interconnection traffic charges (call origination/termination, long distance transport and transit, both on the mobile network and on the fixed network); sale of interconnection service resources, sale of infrastructure to Large Groups (such as Datacenter Services, Mobile Backhaul, Links, etc.), national roaming, and infrastructure sharing (including RAN sharing and lease of conventional and non-conventional sites, among others).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Network and Equipment

In terms of infrastructure, during 2025 we continued to improve the services we provide by deploying the 4G/LTE network and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. This allowed us to stand out from our competitors, significantly improving the NPS of our customers.

The deployment of 4G/LTE has achieved a coverage of 97% of the urban population in more than 2,245 towns and cities as of December 31, 2025. Furthermore, we have reached a 98% coverage of the population in major cities of Argentina, as of December 31, 2025. Customers who access our 4G network experience enhanced service quality, enjoying speeds of up to 84 Mbps and, approximately 85% of calls are now made using VoLTE, a technology that enables voice calls over the 4G network, resulting in significant improvements in audio and video quality.

In addition, we have continued the deployment of mobile site connectivity to enhance quality and capacity, replacing radio links with high-capacity fiber optic connections.

Furthermore, the initiative to connect remote and low-density areas through satellite backhaul remains ongoing.

Regarding 5G, by the end of 2023, and through the Argentine government-launched tender, we have acquired spectrum that will accelerate the growth of our 5G service. Currently, we have reached 1,084 sites with 5G.

Competition

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that ENACOM sets prices for wholesale local interconnection services. During 2025, three mobile operators offered nationwide service: Personal, TMA and AMX Argentina.

●	Internet Services

Overview

We provide Broadband internet services with Personal Fibra brand. Broadband can be delivered through three technologies: cable modem (HFC), fiber optic (FTTC and FTTH - and dedicated for corporate services-) and wireless (and satellite for corporate services); being cable Modem and FTTH the most widely used for residential services. We market our services through HFC and FTTH technologies. During 2025, such services provide speeds for up from 100 MB to 1,000 MB

During 2025, our home products strategy focused on accelerating migrations to our preferred fiber network, offering in-home coverage solutions, and providing more options to ensure service continuity. In addition, we continued promoting Broadband offers by delivering higher speeds to customers with technical availability. Our strategy for access networks aimed to meet the growing demand for Broadband, mainly driven by video and multimedia content consumption. To achieve this, we continued expanding our fiber optic access infrastructure through different modalities and technologies, optimized according to service demand and geographic location.

During 2025, we continued deploying our FTTH network both in greenfield areas (an area where we have not deployed any of our technology networks: HFC or FTTH) and in the reconversion of brownfield areas (an area where we have network deployment), granting more customers access to ultra-high internet velocity with speeds of 1,000 MB and also upgrading the customer base average speed by migrating customers to our HFC and FTTH network (i.e., technologies that replace copper with fiber optics in different points of the transmission network). As of December 31, 2025, the number of customers with access to FTTH technology grew 37% compared to December 31, 2024.

In May 2025, we introduced our new Fixed Wireless Access (FWA) product, a technological solution that provides broadband connectivity through mobile networks. The goal of this launch is to bring high-speed internet to areas where fiber optic has not yet reached, expanding our coverage, ensuring that more communities can access quality services, and reducing the digital divide. This product also enables us to offer customers internet service in areas where obsolete networks have been shut down.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Finally, we also added Wi-Fi signal extenders to our portfolio, designed to ensure coverage in every corner of the home. This product directly addresses the need expressed by our customers who experienced connectivity issues in certain areas. The extenders are available in our online store and can also be offered by our technical service during home visits, ensuring that every customer enjoys a stable and high-quality connection experience.

Residential and Corporate Services

As of December 31, 2025, we had approximately 4.2 million internet customers.

During 2025, we continued with the reconversion of Personal Fibra’s fixed internet network, expanding in 2025 by 17,000 FTTH blocks in new locations and/or XDSL / HFC one way and 16,000 FTTH blocks in HFC two-way (Overlay) areas. Key projects included completing FTTH coverage in the main capitals and major cities across the northern region, consolidating our footprint in strategic areas. Additionally, the overlay strategy aimed to accelerate the migration from HFC to FTTH in the largest urban centers, including CABA, AMBA, Rosario, and Córdoba.

The migration of customers towards the best available technology (XDSL to HFC/FTTH and HFC to FTTH) and the selective shutdown of obsolete networks continued, seeking efficiency and improving customer service.

The internet connectivity products we offer through the Personal Fibra brand are specially tailored to the needs of each residential or corporate user and include specific solutions such as virtual private network services, traditional IP links and corporate products that offer additional services. We offer internet products ranging from 100MB to 1,000 MB.

Customers with a service of 100 MB or more represent 98% and 89% of the total customer base as of December 31, 2025, and 2024, respectively. Within this range, customers have contracted service plans of 100 MB, 300 MB, 600 MB and 1,000 MB which, as of December 31, 2025, amount to 1.4 million, 2.2 million, 0.2 million and 0.1 million, respectively, positioning our Personal Fibra brand as the technological benchmark brand of the industry.

Additionally, we offer international IP access through well-known global Backbone providers.

We also offer Personal Wifi Zone, a connectivity experience available to our customers with Personal Fibra internet at home, which is the largest WiFi network in Argentina. Personal WiFi Zone currently has a coverage of more than 2.4 million locations distributed throughout the country. The service is used by 180 thousand customers on a monthly basis.

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

In addition to the renewal of the access network described above, the transformation process of the transport network continued, allowing not only greater capacity, but also greater operational efficiency and scalability.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

In Argentina, the internet service market includes operators such as TMA, AMX Argentina, Gigared and Telecentro (providing a triple-play offer), as well as satellite-based broadband services such as Starlink, which may compete in certain customer segments, particularly in regions with lower population density or limited access to fixed broadband infrastructure. During 2025, AMX Argentina continued its investments for the construction of their fixed FTTH networks, increasing its penetration and ability to serve households in different areas of the country. The data services business includes providers such as AMX Argentina and several providers of niche data services such as Cirion Technologies, IPlan, Metrotel and others.

●	Cable Television Services

Overview

We provide cable television services in different locations in Argentina. Through Personal Flow, the Company seeks to consolidate itself as an “entertainment meeting point,” offering access to a platform with live and on-demand content.

During 2025, we worked to improve the performance and stability of our TV and streaming products, focusing on delivering exceptional customer experience. These efforts resulted in a significant improvement in our NPS compared to 2024, reflecting the trust and satisfaction of our users.

Personal Flow continues to evolve year after year to offer the best entertainment experience. We have consolidated our position as the leading platform in Argentina and among the most advanced in the region. We connect people with their passions, offering a wide variety of content—live TV, movies and series, music, sports, and Kids—accessible anytime, anywhere.

In recent years, Personal Flow has continued promoting local production with high-quality, original content featuring local talent. During 2025, we have released different quality national co-productions with Warner. Additionally, it has strengthened its position in live music streaming by broadcasting events featuring both national and international artists, as well as major festivals.

During 2025, we delivered a two-way network with a bandwidth capacity of more than one GHz to approximately 96% of the homes passed through our cable network (99.9% in AMBA). Through these networks, we offer additional revenue-generating services and products, such as premium services and pay-per-view.

As of December 31, 2025, we had approximately 3.3 million cable television customers, which represented a 37% of the Argentine market share for cable television services.

Our Cable Television Networks and Operating Regions

As of December 31, 2025, our principal cable networks were located in AMBA. We also operated cable networks in other cities within the provinces of Buenos Aires, Santa Fe, Entre Ríos, Córdoba, Corrientes, Formosa, Misiones, Salta, Chaco, Neuquén, Río Negro, Mendoza, Tucumán and San Juan. As of December 31, 2025, Personal Flow’s fiber optic network covered approximately 98,000 kilometers, of which approximately 35,000 kilometers correspond to the interurban network.

Retail and Corporate Programming and Other Cable Television Services

In 2025, we continued investing significant resources to expand the variety of programming options in order to appeal to potential new customers and meet their needs. Our cable television services revenues are derived primarily from monthly subscription fees for cable service. To a lesser extent, our cable television services revenues also derived from connection fees and advertising and fees for premium and pay-per-view programming services, Flow, and video-on-demand services (“VOD”).

We purchase basic and premium programming from more than 100 signal providers in Argentina. Programming arrangements are primarily denominated in Argentine Pesos. Fees paid to signal providers under these arrangements are linked to the growth of our cable television subscriber base and the fees charged.

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

Flow and OTT Services

Flow positions itself as an innovative TV & Streaming service in an industry that is constantly evolving to keep up with customer behavior and preferences. Through distinctive experience, users can discover, enjoy, or relive original, high-quality content that is part of a unified, easily accessible catalog.

In June 2025, we launched Flow Plus to take entertainment to the next level. This flexible, intuitive, and innovative offering allows users to personalize their experience with two included subscriptions that can be swapped every month. Customers can choose between Football Pack, HBO Max, Disney+ Premium, and Universal+, switching them every 30 days —all within a single plan. In addition, Flow Plus includes the entire Flow offering: live TV, movies and series, music, sports, and Paramount+ content.

With Flow Plus, users bring their platforms together under one bill and manage their subscriptions quickly and independently through the app or website. It is the most complete and personalized plan, designed to adapt to each customer’s tastes and needs.

Our plans, Flow Full and Flow Plus, can be purchased with Android TV set-top boxes to maximize the home experience, or in a 100% digital version compatible with Smart TVs, PCs, smartphones, and tablets.

Flow also offers to our customers a single platform through which they can access different OTT services. Additionally, Flow continues evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies such as Disney+, Paramount+, Universal+, Netflix, Prime Video and HBO Max.

Another key aspect in 2025 was to continue promoting the streaming platform for live music shows and festivals and enrich the content catalog with films of high global relevance that we were able to make available to all customers almost simultaneously with their film release.

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

Paid television industry is highly fragmented, and our largest competitors are Telecentro S.A., which is focused in the AMBA, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. In addition, AMX Argentina consolidated its offer of video products together with fixed Broadband, in the context of the development of their fixed network. Flow also considers OTT internet video system providers such as Netflix, Disney+, Prime Video and On Video, among others, as competitors.

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

●Fixed and Data Services

Overview

Through Personal Tech we offer voice communications, supplementary services, interconnection with other operators, data services (mainly virtual private networks, dedicated transit, signal transport), IT solution outsourcing and advanced cybersecurity solutions, among others.

Fixed and Data Services comprise the following:

Residential and Corporate Telephony and Smarthome Services

●	Basic Telephone Services. We provide Basic Telephone Services, including local, domestic and international long-distance telephone services. As of December 31, 2025, we had approximately 2.7 million fixed telephony lines in service, including TOIP lines.
●	Other telephone services. We provide our customers other related supplementary services such as call waiting, call forwarding, conference calls, caller ID, voice mail, itemized billing and maintenance services.

During 2025, we continued to strengthen our TOIP services and position through the evolution of the portfolio of security services solutions, together with a communication and dissemination campaign throughout the year, aiming to bring our wide range of services closer to corporate customers.

We took an important step in the evolution of home connectivity with the launch of self-installable VoLTE (Voice over LTE), in November 2024. In this way, we consolidated our technological transformation, focused on self-management, operational efficiency and leadership in connectivity. In 2025, we focused on enhancing this experience by implementing smarter support, clearer guidance flows, and comprehensive assistance from purchase to installation. Our goal is to empower customers to install VoLTE with autonomy and confidence, while feeling fully supported throughout the process. These efforts reflect our commitment to delivering simpler, modern, and self-managed solutions that improve connectivity and elevate customer experience.

Additionally, we offer Smarthome services, a solution designed to keep customers connected to their home at all times. The main objective is to offer peace of mind and comfort.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Our first device was an advanced camera that allows customers to monitor their home in real time and is equipped with a proactive alert system that notifies users about specific preconfigured events. Furthermore, during 2025, we added new devices to the Smarthome ecosystem, such as smoke and water sensors. Some features that can be used from the application:

●	Look at every corner through a 360º movement.
●	Receive notifications in real time.
●	Store clips in the cloud to view them whenever you want.
●	Communicate via two-way audio.
●	Use night vision so you don’t miss anything.

As an added value, we offer a cloud storage service for up to 14 days, available for an additional cost.

For the year ended December 31, 2025, we have sold more than 93,000 cameras, with 49,500 unique users.

Wholesale Services

During 2025, we remained one of the leading providers of wholesale telecommunications solutions for various operators in the market, including cable operators, ISPs cooperatives and other service providers. Wholesale services include:

●	Infrastructure services. This primarily refers to:

Interconnection services, including dedicated links, layer 2 (Lan to Lan) and layer 3 (IP VPN (Virtual Private Network)).

Datacenter services, including housing, connections and cross-connections.

●	Internet services. During 2025, Personal Tech focused most of our business on IP transit, a service demanded by ISP to provide internet connectivity to their customers across different market segments. This resulted in a significant increase in both local and international bandwidth consumption.
●	Value Added services. This includes Virtual Private Servers, Security, IoT, and other complementary solutions.
●	International Long-Distance Service. We hold a non-expiring license to provide international telecommunications services in Argentina, including voice, data services, housing and international point-to-point leased circuits. We are connected to international telecommunications networks, mainly through various submarine fiber optic cables and VoIP technology.

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

At Personal, we have evolved from an ICT company to a Tech-Co, offering a comprehensive portfolio of technical architecture and infrastructure solutions. As a multi-cloud provider, we integrate major international hyperscalers and leverage our Datacenters to host edge solutions, provide world-class brand equipment, and deliver professional services for implementation, migration, and application support. Additionally, we have expanded our connectivity security services to include user identification and security technologies, addressing the growing needs of hybrid work models. We continue to strengthen strategic partnerships with leading companies such as IBM, AWS, Google, Microsoft, Huawei, Oracle, and Dell, among others.

In terms of Cybersecurity, our proposal is based on innovative and comprehensive solutions with what we view as state-of-the-art and world-class technology. We aim to provide protection of information and IT and OT infrastructure against internal and external threats, high caliber solutions designed to ensure the security, integrity and availability of IT systems to protect confidential corporate information and personal information of employees and customers in organizations (Cybersecurity Services), comprehensive solutions to achieve a secure digital transformation (Governance, Risk and Compliance) and advanced Consulting Services through qualified teams of experts who provide review and analysis of cybersecurity in organizations, network infrastructure designs, network perimeter protection, antimalware strategies, health check, hardening and best practices, thereby helping us comply with various industry standards (ISO/IEC27001/27002, NIST, SWIFT, PCI, among others). Furthermore, our differentiation lies in the offer of solutions designed and developed by our Software Factory, thus offering a comprehensive and personalized approach for each customer, ranging from the review and analysis of cybersecurity in their organization to the creation of solid network infrastructures.

In relation to IoT solutions, we provide the necessary technology for customers to connect to their data, applying intelligence for better and faster decision-making, helping them develop and improve the efficiency of their business. During 2022, we focused on Platforms for Industry and Utilities, IoT Connectivity (LPWAN and Managed) and Tracking (people, assets and vehicles), growing our offer. During 2023, the project was addressed to bring urban connectivity to rural areas through an innovative business model where a group of agricultural actors can create a value cluster so that together they can contribute to the creation of the LTE network and in return, Telecom returns the value invested, in valuable solutions (Cloud, Cybersecurity, IoT, Connectivity, etc.). This project not only brought the possibility of incorporating technology into agriculture, but it was also possible to connect schools, doctors, firefighters, police, people in general, etc. In 2025 we continue to consolidate our offer of Hybrid Architectures, being one of the most complete in the country (combining public cloud, private cloud, infrastructure, colocation and applications).

In 2025, Personal Tech reinforced its position as a key enabler of smart cities by integrating IoT technologies that connect infrastructure, optimize resource management, and enhance urban experiences. Through secure platforms and intelligent data flows, our solutions support energy efficiency, water management, mobility, and public safety. These innovations contribute to more sustainable, resilient, and data-driven urban environments across Argentina. We are constantly working to strengthen our strategic alliances with large companies such as Soflex, Exosite, Huawei and Cisco, among others.

In addition, we continued investing in our major datacenter in the city of Pacheco, province of Buenos Aires consolidating its position as leader in the market and enhancing the level of services supplied. These investments are intended to support business growth in the next few years with the highest market standards.

Lastly, in 2024 we announced the creation of OpenXpand platform, jointly developed with Intraway, that support and feed with information by mobile operators primarily in Latin America. The platform follows the comprehensive development of the Open Gateway business model in order to accelerate the monetization of network and data services through APIs. OpenXpand will ensure seamless interoperability with other industry solutions.

This product will provide both information of business intelligence, user risk ratings and consulting services for API integration, product design and architecture. It aims to be positioned as the primary partner for regional operators looking to embrace and accelerate the implementation of this new business paradigm.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Network and equipment

Our network strategy, for the medium and long-term, focuses on satisfying the demand for the services we provide, improving our customers’ experience and promoting technology evolution.

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

Competition

As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephony services include Telmex, AMX Argentina, Cirion Technologies (formerly Centurylink, Level 3 Communication, and Global Crossing), IPlan, Telecentro, TMA (primarily in the Southern Region), and Personal (primarily in the Northern Region). TMA has the dominant market share for the provision of telecommunications services to retail customers in the Southern Region. If our competitors increase their presence in the Northern Region, we expect that we will face additional pricing pressure and experience a slight loss in market share in the Northern Region.

Regarding data services, our main competitors are Cirion Technologies and Edgeconnex.

In the cybersecurity space, our competitors are companies that have a multiproduct/multiservice offering such as RAN, NeoSecure, NovaRed, Nextvision Point IT, Murc IT, and Base 4, among others. Personal Tech’s differentiation lies in the offering of Digital Solutions. Personal Tech has a robust offering of services and products, and a team with a broad and diverse skill set. Our team holds the most recognized certifications in each practice and is kept up to date through continuous certifications. Personal Tech is a customer of its own solutions, demonstrating its commitment to the excellence of the services offered.

In terms of consulting services and risk management, Personal Tech competes with the Big Four consulting firms.

We are actively seeking continuous improvement to increase our market share in Argentina and establish ourselves as cybersecurity leaders.

Finally, and regarding wholesale services, the main competitors in Argentina for connectivity services are Cirion Technologies, ARSAT (a Government owned company) and Silica (Datco Group). This competition causes permanent pricing pressure and forces Personal Tech to deploy commercial strategies to mitigate the impact of those initiatives on its market share. On the other hand, and in relation to local interconnection traffic, ENACOM sets prices for this service.

Through strategic investments and a continued focus on innovation, Personal Tech aims to maintain its leadership in the region, meet competitive challenges and continue to provide advanced solutions in cybersecurity, IoT, cloud and other digital services.

➢ICT Services provided in Argentina – TMA Network:

Overview of the TMA Business

TMA is a corporation (sociedad anónima) organized under the laws of Argentina in 1994 with a term of existence of 99 years from its initial registration. Prior to the Acquisition, TMA was an indirect wholly-owned subsidiary of Telefónica, S.A., a corporation (sociedad anónima) organized under the laws of the Kingdom of Spain (“Telefónica Parent”). Prior to the Acquisition, TMA conducted its business under the commercial name “Telefónica” and was part of the Telefónica Parent’s “Telefónica Hispam” reporting segment, which included Telefónica Parent’s operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Prior to the Acquisition TMA had several agreements with Telefónica Parent governing the use of several of Telefónica Parent’s brands (including Movistar), trademarks and other intellectual property in Argentina. As of the date of this Annual Report, TMA continues to use the “Telefónica,” “Movistar” and “Tuenti” Trademarks.

In February 2025, TMA entered into a trademark license agreement (the “Trademark License Agreement”) with Telefónica S.A., pursuant to which Telefónica S.A. granted TMA a non-exclusive, royalty-bearing and generally non-sublicensable and non-transferable license to continue using certain trademarks, service names, brand names, logos and domain names (collectively, the “Trademarks”) that were used by TMA prior to the Acquisition, including the “Telefónica,” “Movistar” and “Tuenti” Trademarks. In connection with the Movistar Trademark, the agreement was originally valid for one year from the Acquisition date, expiring in February 2026; in September 2025, the term of use of the trademark was extended for an additional five years.

TMA operates through a comprehensive portfolio of fixed and mobile connectivity services, digital entertainment and technological solutions, serving residential, corporate and wholesale customers.

During 2025, TMA focused its efforts on consolidating sustainable growth, prioritizing the expansion of high-capacity networks, the evolution toward convergent offerings and the digitalization of commercial and customer care processes, in line with new consumption dynamics and the demands of the digital economy.

Brand:	Movistar	Tuenti
Services	* Mobile Telecommunications Services * Internet Services – Voice services * Cable Television Services	Mobile Telecommunications Services

•	Mobile Telecommunications Services

Overview

TMA provides mobile telecommunications services under prepaid and postpaid modalities, supported by a nationwide network mainly operating with 4G and 5G technologies. The offering includes voice communications, high-speed mobile internet access and associated digital services, as well as the sale of mobile communication devices—handsets, under the Movistar and Tuenti brands. As of December 31, 2025, TMA’s mobile telecommunications services served approximately 19.1 million customers, consisting of 51% prepaid customers and 49% postpaid customers.

During 2025, TMA focused on expanding network coverage and capacity, improving the connectivity experience, and supporting the continued growth in mobile data consumption. In parallel, TMA continued to optimize its commercial offering by incorporating more flexible plans and benefits aimed at enabling more efficient customer consumption management.

Residential and Corporate Services

TMA provides mobile telecommunications services to a broad base of residential and corporate customers through prepaid and postpaid plans tailored to different usage profiles and connectivity needs. For prepaid customers, TMA’s “Armá Tu Pack” plan allows customers to select the amount of data and usage time according to their consumption needs. For postpaid customers, TMA offers features such as “Guarda Gigas,” “Pasa Gigas” and “Extra Gigas,” providing greater flexibility in mobile data management and enabling customers to adjust their consumption preferences based on their usage patterns.

Additionally, TMA provides international roaming services, allowing residential and corporate customers to use voice, messaging and mobile data services abroad through agreements with international operators. This offering supports customers’ connectivity needs while traveling outside the country, ensuring service continuity and integrated consumption management.

Under the Tuenti brand, TMA maintained its digital proposition aimed at customers who prioritize self-management and fully online contracting, offering simple prepaid plans and an experience centered on digital service usage.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Wholesale Services

TMA telecommunications infrastructure also enables TMA to provide wholesale services, which are summarized below:

International Business: During 2025, TMA continued to focus on maintaining a balance between inbound and outbound roaming traffic flows in order to support the offering of attractive commercial proposals in the retail business. In particular, TMA prioritized reciprocal agreements with neighboring countries, which represent the main source of visitor traffic.

Domestic Business: Revenues and costs related to TMA’s wholesale business with domestic operators are primarily associated with interconnection traffic charges (call origination and termination, long-distance transport and transit, both on mobile and fixed networks); the sale of interconnection service resources; national roaming; and infrastructure sharing arrangements (including RAN sharing and the leasing of conventional and non-conventional sites, among others).

Network and Equipment

In terms of infrastructure, during 2025 TMA continued to improve the services we provide by deploying the 4G/LTE and 5G networks. This allowed TMA to stand out from its competitors, significantly improving the NPS of its customers.

The deployment of 4G/LTE has achieved coverage of 99.4 % of the urban population across 2,218 towns and cities as of December 31, 2025. Furthermore, TMA has reached 100 % population coverage in Argentina’s major cities —including provincial capitals and key urban centers such as Rosario and Mar del Plata— as of December 31, 2025. Customers who access TMA’s 4G network experience enhanced service quality, enjoying speeds of up to 66 Mbps. Approximately 53% of calls are now made using VoLTE, a technology that enables voice calls over the 4G network, resulting in significant improvements in audio and video quality. In relation to 5G network, TMA has reached 715 sites.

In addition, TMA has continued the deployment of mobile site connectivity to enhance quality and capacity, replacing radio links with high-capacity fiber optic connections.

Furthermore, the initiative to connect remote and low-density areas through satellite backhaul remains ongoing.

Competition

The market for residential, corporate and wholesale mobile telecommunications services in Argentina is characterized by intense competition. Operators are free from regulation to determine the pricing of services, except that ENACOM sets prices for wholesale local interconnection services. During 2025, three mobile operators offered nationwide service: Personal, TMA and AMX Argentina.

●Internet Services

Overview

TMA provides high-speed internet services primarily through its FTTH network, offering different speed tiers depending on geographic location and network availability.

This infrastructure enables TMA to meet growing demand associated with intensive data usage, multiple connected devices and digital content consumption, supported by a network designed to handle high traffic volumes and simultaneous transmission.

During 2025, TMA focused on expanding the fiber footprint, progressively migrating customers to higher-capacity technologies and continuously improving service quality, consolidating fixed connectivity as a core pillar of TMA’s service portfolio.

Additionally, TMA continued to develop connectivity solutions for corporate customers and low-density population areas. In this context, TMA maintains an agreement to provide satellite connectivity services aimed at the corporate business, expanding internet access in remote areas and complementing the terrestrial infrastructure-based offering.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Residential and Corporate Services

As of December 31, 2025, TMA had approximately 1.6 million internet customers.

TMA provides fixed broadband services to residential and corporate customers through a range of fiber-based plans designed to support different usage profiles and connectivity requirements. As of December 31, 2025, customers subscribed to services with speeds of 100 Mbps or higher representing 94% of the total customer base, reflecting the progressive adoption of higher-capacity connectivity solutions. Within this business, customers were contracted under plans of 100 Mbps, 300 Mbps, 600 Mbps and up to 940 Mbps, supporting diverse household and business needs.

Network and Equipment

In terms of fixed access infrastructure, during 2025 TMA continued strengthening its broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure. These initiatives were oriented toward improving service quality, expanding high-speed access and enhancing the overall customer experience.

Throughout the year, TMA advanced the rollout of FTTH in new residential areas, buildings and commercial zones, deploying more than 400,000 new homes passed across over 11,000 city blocks. Approximately half of this expansion was carried out in the province of Buenos Aires, reinforcing its presence in regions with strong demand for broadband services. TMA also progressed with the modernization of its access network by replacing legacy platforms, including the renewal of multiple OLTs, incorporating technology capable of supporting XGSPON and 50GSPON evolution paths.

In parallel, through strategic partnership agreements, TMA added an additional 170,000 homes passed, complementing its own deployment and enabling broader network reach. As a result, by the end of 2025 TMA ’s total footprint amounted approximately 5.2 million homes passed, with 4.2 million on its own network and 1.0 million though partner networks.

Furthermore, TMA made progress in the gradual shutdown of copper-based technologies, completing the decommissioning of more than 480 XDSL systems across 200 Central Offices, resulting in improved energy efficiency and reduced operational complexity.

These efforts allowed TMA to continue improving the capacity, reliability and scalability of its fixed access network, reinforcing its ability to deliver enhanced connectivity solutions to residential and corporate customers.

Competition

In Argentina, the internet service market includes operators such as AMX Argentina, Personal, Gigared and Telecentro (providing a triple-play offer), as well as satellite-based broadband services such as Starlink, which may compete in certain customer segments, particularly in regions with lower population density or limited access to fixed broadband infrastructure. During 2025, AMX Argentina continued its investments for the construction of their fixed FTTH networks, increasing its penetration and ability to serve households in different areas of the country. The data services business includes providers such as Personal, AMX Argentina and several providers of niche data services such as Cirion Technologies, IPlan, Metrotel and others.

●	Cable Television Services

Overview

Through Movistar TV, TMA offers a digital entertainment proposition that integrates live television, on-demand content and access to third-party OTT platforms, enabling customers to consume content across different devices and locations. The platform operates over IP infrastructure and is supported by high-capacity networks, accompanying the evolution toward digital television models and multiplatform experiences.

As of December 31, 2025, TMA had approximately 0.4 million television customers.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Residential Services

Movistar TV integrates streaming services and content provided by well-known market platforms such as Prime Video, Disney+, HBO Max and Paramount+, among others, expanding the entertainment offering available to customers and consolidating a flexible content ecosystem adaptable to different audiovisual consumption habits.

During 2025, the evolution of the service focused on strengthening the digital television proposition, expanding content offerings and improving access and navigation functionalities, supporting the progressive migration toward more digital and on-demand consumption models, in line with customer expectations and market trends.

Additionally, Movistar TV Digital represents a fully digital subscription option, designed to deliver a flexible, accessible and competitive entertainment offering. Through this modality, customers can access live television, on-demand content and subscribe to premium packages and streaming applications, without the need for set-top boxes or technical installation. The proposition includes platform functionalities such as pausing and rewinding live programming, catch-up viewing, content recording and multi-device consumption, allowing users to manage their entertainment experience in a simple and autonomous manner. This digital offering supports the evolution of audiovisual consumption habits and contributes to expanding the reach of TMA’s television services.

Network and Equipment

Service delivery is supported by TMA’s own networks (FTTH and mobile), enabling the deployment of the digital television offering in line with network expansion and customer demand.

This allows TMA to combine state-of-the-art networks to provide high-capacity internet with video services through the same physical link.

Competition

In Argentina, with respect to cable television transmission, TMA faces competition from other cable television operators and providers of other television services, including direct broadcasting, satellite and wireless transmission services. As a result of the non-exclusive nature of TMA’s licenses, its cable systems frequently have been overbuilt by one or more competing cable networks, in addition to the satellite television service that is also available. Free broadcasting services are currently available in Argentina. In the AMBA, these services primarily include four privately-owned channels and their local affiliates, and one state-owned national public television network.

Paid television industry is highly fragmented, and TMA’s largest competitors are Personal, Telecentro S.A., which is focused in the AMBA, and DirecTV Argentina S.A. (“DirecTV”) (satellite television), present throughout the entire country. In addition, AMX Argentina consolidated its offer of video products together with fixed Broadband, in the context of the development of their fixed network. TMA also considers OTT internet video system providers such as Netflix, Disney+, Prime Video and On Video, among others, as competitors.

Among paid television systems, competition is driven primarily by price, programming services offered, customer satisfaction and quality of the system.

●Fixed and Data Services

Overview

TMA offers a comprehensive portfolio of fixed services including voice communications, value added services, interconnection with other operators and data solutions, serving residential, corporate and wholesale customers, supported by a high-availability network infrastructure.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

During 2025, the strategy for fixed services focused on optimizing operational efficiency, strengthening network quality and reliability, and prioritizing the development of higher value-added data and interconnection solutions. This approach supported evolving demand, promoted the digitalization of corporate and wholesale customers, and consolidated fixed services as a relevant pillar of TMA’s integrated service portfolio.

Wholesale Services

TMA delivers infrastructure services, internet access, interconnection, international long-distance services and other value-added solutions, strengthening its role as a provider of connectivity and network capabilities for operators, service providers and strategic partners.

TMA’s wholesale business strengthened relationships with strategic partners with operations in several Latin American countries, creating opportunities to develop new businesses and expand existing ones (such as FTTH).

During 2025, TMA’s wholesale services revenues were primarily driven by:

(i)	increased commercial activity, through the expansion of the customer base and service offerings;
(ii)	the transformation of the optical layer of the network and IP nodes, which enabled the expansion of the Ethernet network;
(iii)	improvements in the quality of IP transit services as a result of agreements with Google, Netflix and Facebook, which in turn supported higher sales volumes; and
(iv)	new business opportunities arising from various digital services, such as Managed Services, Cloud and DDoS Shield.

Corporate Data Solutions

TMA provides virtual private networks (VPNs), signal transport, dedicated transit and advanced connectivity services, complemented by managed IT services and cybersecurity services, designed to address organizations’ connectivity, operational and data protection needs.

TMA’s B2B services serve self-employed professionals and companies of all sizes, from small and medium enterprises to large corporations as well as government entities. The service has experienced sustained growth due to the increasing digitalization of companies and the demand for integrated connectivity, storage, cybersecurity and advanced technology solutions.

Network and equipment

TMA is progressing with the standardization of protocols and network architecture to boost operational and maintenance efficiency, while reducing related costs.

Additionally, TMA is moving forward with the integration of trunk networks and the consolidation of network facilities, which not only improves operational efficiency but also lowers expenses such as energy and maintenance.

Competition

As of the date of this Annual Report, the main licensees providing local and/or fixed long-distance telephony services include Telmex, AMX Argentina, Cirion Technologies, IPlan, Telecentro, TMA (primarily in the Southern Region), and Personal (primarily in the Northern Region). TMA has the dominant market share for the provision of telecommunications services to retail customers in the Southern Region.

Regarding data services, TMA’s main competitors are AMX Argentina, Personal and Cirion Technologies.

In the cybersecurity space, TMA’s competitors are companies that have a multiproduct/multiservice offering such as Deloitte, NeoSecure, NovaRed, Beygoo, Point IT, Telecom and Base 4, among others.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Finally, the wholesale market is characterized by intense competition. The population within TMA’s incumbent service area is highly concentrated in large and medium-sized cities, most of which are served by networks operated by two or more providers. This market structure requires a dynamic pricing strategy and the provision of high-quality services that are attractive to wholesale customers.

Operators are generally free, from a regulatory standpoint, to set service prices, except for wholesale local interconnection prices, which are established by ENACOM. The main competitors in Argentina for connectivity services are Cirion Technologies, ARSAT (a state-owned company), SION and Silica (Datco Group). This competitive environment results in ongoing pricing pressure and requires TMA to implement commercial strategies to mitigate the impact of these initiatives on its market share.

➢	Other segments
●Fintech Services

Overview

Personal Pay is our digital wallet, through which people can pay, send, save and manage their money however they choose.

In 2025, we focused on increasing the number of users and transactions, key elements for the platform’s monetization.

In January 2026, Banco Macro subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas. Personal Pay’s business is carried out through our subsidiary Micro Sistemas. See “Item 4—Information on the Company—Recent Developments—Agreement between Telecom Argentina, Micro Fintech Holding and Micro Sistemas with Banco Macro S.A.”

Main products and services

The following functions are enabled through Personal Pay:

●	create a 100% digital account, free and in a few steps;
●	deposit money through transfers or physical collection networks;
●	send and receive money to/from other banks and/or digital wallets;
●	recharge mobile phone lines;
●	recharge transport cards;
●	pay for services;
●	request a VISA Personal Pay prepaid card;
●	withdraw from ATMs;
●	reinvestment of outstanding amounts;
●	sell recharges (B2B);
●	access QR Acceptor;
●	make QR Payments;
●	obtain Personal Insurance (an option to hire insurance from “La Caja”, which consists of coverage offered by this insurance company for protected purchases, fraudulent charges, or identity theft);
●	create personalized savings goals;
●	access ExtraPay (extra money users can use in the app when they run out of balance to pay bills, top up services, and make purchases. Users pay it back the funds used with Extra Pay when they load money into their wallet again);
●	access benefits and discounts in shops; and
●	access to credit and lending opportunities.

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

During 2025, our strategy focused on adding new capabilities to our value proposition:

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

Personal Pay Paraguay: offers a range of features, such as QR payments, reloading the Tarjeta Más (Electronic Ticketing in Paraguay that allows the user to pay for trips without the need to use cash), and access to exclusive benefits. Additionally, it provides a detailed transaction history, the ability to locate points for loading, money transfers, and withdrawals, as well as the option to select favorites to streamline transactions. The integration with other Personal products and services, known as “Conexión Total,” ensures a seamless experience for users.

Pix Payments: allows payments at merchants in Brazil in a simple and seamless manner by scanning a Pix QR code (Brazil’s digital wallet system).

In the context of our project for the year 2026, some strategic initiatives have been outlined with the purpose of promoting the growth and strengthening of our organization. These initiatives cover different key areas, each with the objective of enhancing specific aspects of our business.

As of December 31, 2025, Personal Pay has approximately 4.7 million users in Argentina and 1.0 million users in Paraguay. These customers completed the onboarding process, have been assigned a digital wallet (CVU) and are able to operate the service.

In 2025, Personal Pay users grew mainly due to a cashback strategy (customer benefits), and the “Buy Now Pay Later” (BNPL) service in Argentina, which allows users to pay in installments or make financed purchases.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

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

In Paraguay, the financial services ecosystem has expanded significantly in recent years and has become one of the industries with the highest levels of evolution and innovation, driven by positive changes in consumer payment behavior.

The proportion of Paraguayan residents with access to financial accounts has increased substantially—from two out of 10 a decade ago to eight out of 10 today—primarily as a result of mobile technology and instant payment systems. Electronic payment transactions increased by 44% in the third quarter of 2025 compared to the same period of the prior year. Currently, 6 out of 10 payments are conducted through mobile devices, mainly using QR codes. The Central Bank of Paraguay (BCP) is actively promoting interoperability across the different payment ecosystems. Digital lending solutions are now well established in the market, with consolidated players such as Mango, Eko and Ueno.

●	Paraguay – ICT Services

We provide mobile telecommunications services nationwide and distribution of audio and satellite signals to customers’ homes in Paraguay through our subsidiary Núcleo, under the “Personal” brand. Núcleo obtained licenses to provide commercial mobile services, Internet access, Flow service and videoconferencing and data transmission services in Paraguay.

As of December 31, 2025, Núcleo had approximately 2.6 million mobile customers, 0.3 million internet customers and 0.1 million cable television customers.

Regarding postpaid mobile services, in 2025, Núcleo maintained its customer acquisition strategy through competitive offers and a focus on converged customers. As for prepaid mobile services, Núcleo continued to offer packages with data usage advantages, as well as generalized discounts with little relevance to each user.

Regarding internet services, in Paraguay we continue to expand our FTTH network, and reinforce the “WiFi in my home” campaign, consolidating the concept that we have the fastest fiber optic network in the country.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Network and Equipment

In Paraguay, the mobile access network continued to expand with the addition of 41 new sites. Regarding internet services, in 2025, Núcleo continued the rollout of its fixed network, which allowed us to improve connectivity and affordability for our customers in the country, and consolidate our position as the company with the largest fiber optic coverage in the country.

Regarding internet services, in 2025, Núcleo continued with the deployment of its fixed network, which allowed us to improve the country’s connectivity and economic convenience for our customers and consolidate ourselves as the Company with the greatest fiber optic coverage in the country.

Competition

In Paraguay, there are currently four participants in the mobile telecommunications services market. The Paraguayan market is highly competitive. As of December 31, 2025, Núcleo’s main competitor was Tigo (a subsidiary of Millicom International Cellular). Tigo has a significant market share in terms of revenue.

The main competitor for Núcleo regarding internet services is Tigo, followed by AMX Paraguay.

In relation to Flow services, there are two other operators that offer similar services in the Paraguayan market, Tigo and Claro, with Tigo being the main competitor with its “OneTV” service.

●	Uruguay - ICT Services

Telecom provides management and administration services to companies that render pay TV services under the brand Personal Flow through Telemás S.A., one of the Adesol’s subsidiaries.

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

As of December 31, 2025, Adesol had approximately 0.1 million customers in Uruguay, providing them with pay TV services under different technological platforms, DTH (Direct to Home), cable, MMDS (Multichannel Multipoint Distribution System) and IPTV services, which offers our customers the possibility of watching television programs and on - demand content, not only in the traditional way but also from any device, through a modern platform.

In December 2024, we launched the commercialization of internet FTTH services in the city of Salto. These deployments also took place in the cities of Paysandú, Rivera, the areas of Tacuarembó, Artigas and Paso de los Toros, completing all the “cable” licenses, transforming them into “cable plus internet.” In the last quarter of this year, tasks began for the rollout in Artigas, Tacuarembó, and Paso de los Toros.

Network and Equipment

Adesol offered services through DTH Platform in Montevideo and the metropolitan area comprising Ciudad del Plata and different locations in the department of Canelones and in rural areas of northern of Uruguay. Adesol also offered services through cable TV in the capital cities of Artigas, Salto, Paysandú, Rivera, Tacuarembó and Paso de los Toros.

During 2025, the deployment of fiber to the home (FTTH) continued in the towns of Salto, Paysandú and Rivera, reaching more than 1,100 city blocks. By the end of 2025, 1097 city blocks will be deployed in those three towns

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Competition

The television market in Uruguay has approximately 0.4 million customers, of which Flow holds a 22% share, after DirecTV, who holds a 28%. Then, the rest is divided among different local distributors. Only DirecTV can sell its paid TV services across the whole country, while Flow and the rest of the pay television operators have only territorial licenses.

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

Antel remains the dominant competitor for internet services.

●	USA - ICT Services

Data Services - Wholesale Services

During 2025, we continued developing commercial strategies aimed at increasing the profitability of wholesale products, among which are the services for OTTs. Our presence in the United States, through our subsidiary Telecom Argentina USA, has enabled us to develop links with major North American cloud content and service providers.

●	Chile - ICT Services

Data Services – Corporate Data Services

Ubiquo provides IT and OT cybersecurity services as well as IoT, hybrid multi-cloud and connectivity.

During 2025, we continued working to position the “Ubiquo” brand regionally (through our subsidiaries Ubiquo and Opalker). We developed and continue developing service agreements with companies in Chile, Peru and Mexico. Accordingly, the 2026 action plan responds to both brand continuity, regional positioning and market share growth.

INFORMATION TECHNOLOGY STRATEGY

In 2025 we continued to work with a clear focus on technology transformation. This year, our initiatives are structured around platformization, delivery and always thinking digital first.

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Highlights of 2025 for Telecom Argentina and subsidiaries (excluding TMA)

Business Support Systems Transformation (the “#FAN Program”):

In 2025, the #FAN Program continues to evolve to deliver a more connected, personalized and efficient experience in the markets of Argentina and Uruguay, while we are beginning to explore expansion into Paraguay. We advanced the digitalization of commercial processes, enabling customers to self-manage a greater number of operations quickly, easily, and securely through digital channels.

We incorporated data-driven and advanced analytics capabilities that improve segmentation and optimize the efficiency of our commercial resources. This evolution not only enhances customer experience but also maximizes operational productivity.

Aligned with continuous improvement, we began offering self-installable fixed products, reducing waiting times, facilitating service activation, and contributing to a more efficient cost structure. In addition, we implemented innovative solutions such as Reintegro Plus and Cashback in Personal Pay, strengthening our value proposition and generating operational and tax benefits for the company. These initiatives consolidate the purpose of the #FAN Program: standardizing processes, removing friction, and delivering a consistent, high-value experience across the region.

Business Support Systems B2B (the “#WIN B2B Program”):

WIN Program is underway to improve the B2B customer experience by unifying and simplifying the End-to-End processes, products and platforms. #WIN B2B is a transformation program for customer relationship management (“CRM”) platforms, starting with the quote, sale, provisioning, billing, collections and post-sale of our services supported by world-class solutions. This flagship initiative collects the experiences acquired from the #FAN program for the B2C services. We have managed to complete on time the development of a convergent quoting solution that started to be progressively deployed in March 2025 to boost efficiency and customer experience. The plan estimates to progress with the remaining processes supported by new IT components that will build up the integrated solution 2026, allowing to move forward to progressive shutdowns. The stage known as MVP4 will be implemented in March 2026, achieving the complete process chain experience for a set of products that represents 34% of the catalogue portfolio.

SWITCH - Digital experiences:

In 2025, the SWITCH program continued to strengthen its role as the foundation of our digital ecosystem, consolidating a common strategy for all digital channels and positioning our app as the company’s flagship application. This evolution is driven by a vision of simplicity for customers, omnichannel consistency, and a seamless experience across all service touchpoints, underpinned by a digital-first approach that ensures every interaction and service is primarily accessible through digital channels.

A key focus this year was personalized services (“personalization”). In Argentina, we fully implemented our personalization platform and launched new use cases, including retention strategies, while beginning deployment in Uruguay, which will be completed in 2026. In Paraguay, we contributed to transforming commercial operations, achieving improvements in resolution times and operational costs. These initiatives reinforce our commitment to delivering tailored experiences that meet customer needs across the region.

Our ecosystem integrates web, e-commerce, and mobile experiences, complemented by solutions such as our self-management app, conversational bots, social media support, and digital store. Joint initiatives with Personal Pay further enhance this ecosystem, delivering a unified and frictionless experience. The My Personal Flow app reached 9.5 million active users and more than 16.3 million monthly transactions, reflecting the success of our digital-first strategy.

These efforts not only optimize the customer journey but also strengthen loyalty and operational efficiency, paving the way for a more connected and personalized experience across Argentina, Paraguay, and Uruguay. The SWITCH program aims to help us to consolidate a common strategy for all our Digital Channels, seeking to be the preferred option for users to solve their needs in a simple, agile and effective way. This approach is not only intended to optimize the experience at each stage of the funnel but also is intended to strengthen customer loyalty and promote efficiency in customer service.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CoNEXT: Transforming Field Operations with Salesforce Field Service and AI

In 2025, we launched CoNEXT, one of the most significant initiatives aimed at transforming our field operations through the adoption of Salesforce Field Service. This project was designed to enhance operational efficiency, consolidate workflows, and simplify the administration, dispatch, and execution of technical orders across Argentina, Paraguay, and Uruguay. By migrating to this new platform, we impacted more than 10,000 technicians and managed over 400,000 orders per month, achieving this transformation with minimal disruption to both internal and external customers.

Beyond the migration, CoNEXT enables the integration of AI capabilities in field operations, opening new opportunities to automate repetitive tasks and improve decision-making. In 2025, we conducted proofs of concept with more than six use cases, focused on reducing manual work and capturing richer information directly from the field. These advancements strengthen our ability to deliver value through agility and collaboration, optimizing processes and elevating the customer experience to the next level.

Data Phoenix project: Completing the Transformation

The Data Phoenix project reaffirms the objective of transforming ourselves into a Data Driven company by adopting world class methodologies and platforms to drive leadership. It involves having a unique ecosystem of data, analytics and change management products. In 2025, we successfully completed the Data Phoenix project, achieving the target architecture envisioned for this three-year initiative. We consolidated our entire data ecosystem in the cloud through Google Cloud Platform (“GCP”) Phoenix, delivering a robust, scalable, and future-ready platform. This milestone included the most significant user-level shutdown: SAS BI, along with the migration and decommissioning of multiple legacy components, reducing complexity and operational risk. Today, our data environment operates fully within the Phoenix ecosystem on Google Cloud, enabling advanced analytics, improved governance, and greater efficiency to support our vision of becoming a truly data-driven company.

Gen AI: From exploration to scaled adoption

This year marked a turning point in our AI strategy: we moved from initial proofs of concept to productive solutions that automate complex processes, scale personalization, and free up talent for higher-value tasks. More than 26 solutions were deployed in production, impacting the daily work of our teams with tangible results in time reduction and quality improvement. These include bots to optimize interactions and reduce calls, advanced document and sentiment analysis to enrich decision-making, and data integration in conversational channels to deliver more personalized experiences. We also implemented intelligent agents across multiple areas of the company, enhancing personalized attention and automating operational tasks.

We foster innovation across all teams through an AI-driven culture and continuous learning: over 10,000 employees certified in AI fundamentals, the Gen AI Community surpassed 3,500 members sharing best practices and real use cases, and we hosted workshops and hackathons. We consolidated the Gen AI Office portal as a single access point for catalogs, policies, sandboxes, and training materials, and updated secure playgrounds with more than 100 approved models to enable safe experimentation and risk-free innovation.

Additionally, this year we advanced in several benchmarks with leading industry players in agentic platforms, conducting comparative tests that laid the foundation for designing our agnostic, agentic governance platform. This approach ensures vendor independent integration capabilities while enabling the creation and orchestration of reusable AI agents across the organization. As a result, the platform provides centralized control, full traceability, and key benefits such as cost optimization, regulatory compliance, and secure scalability.

Open Gateway and OpenXpand:

In 2025, we continued to strengthen our position as a key player in the GSMA Open Gateway initiative, which enables mobile operators worldwide to expose network capabilities through standardized APIs. This approach allows developers and enterprises to integrate these APIs into their business flows, creating scalable and secure solutions.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

As of this Annual Report, we have expanded our portfolio to seven certified APIs, reinforcing our commitment to innovation and monetization:

●	SIM SWAP: Assists banks in verifying if a customer has recently changed their SIM card, helping detect suspicious transactions. (Argentina and Paraguay)
●	Number Verification: Provides secure, real-time validation of a customer’s phone number to streamline authentication processes. (Argentina and Paraguay)
●	Device Status: Offers visibility into the current status of a customer’s device to enhance decision-making for service delivery. (Argentina)
●	Device Location Verification & Device Location Retrieval: Enables precise location tracking and real-time data to improve service delivery and security measures. (Argentina)
●	Know Your Customer (KYC): Facilitates identity verification processes for businesses, enhancing compliance and security. (Argentina)
●	Device Swap: Streamlines device replacement workflows to improve customer experience and operational efficiency, with real-time detection of SIM card transfers between devices, helping prevent potential fraud.

In addition to these initiatives TMA has implemented the API Customer Insights, which provide an analysis of user behavior based on interactions with the telecommunications network. A user score is achieved.

Through OpenXpand, our dedicated platform for API exposure and monetization, we have consolidated our leadership in Argentina and Paraguay. We have signed multiple B2B agreements and established seven wholesale partnerships, validating our strategy to integrate connectivity and digitalization securely without compromising customer experience.

This initiative underscores our commitment to driving innovation, enabling scalable solutions, and generating value through collaboration within the mobile ecosystem.

Highlights of 2025 for TMA

New ONT for FTTH Customers

During 2025 TMA launched a new initiative for ONT/AP devices to support best class equipment for FTTH services improving customer experience. TMA switched from proprietary solutions to partners’ solutions that simplify the roadmap. This has allowed TMA to define a roadmap to go to WIFI 7 Technology in the future in a fast way, that includes a strategy to start XGS-PON solutions tests so that customers could get much more bandwidth for new services to be deployed in the next years.

Full Stack Amdocs modernization and upgrade (PMX Project)

TMA upgraded the Full Stack Amdocs (T3) technology with the primary objective of ensuring proper support for base software, reducing risks related to technological obsolescence, and strengthening the cybersecurity posture of the BSS/OSS ecosystem.

This initiative included the upgrade of three modules using cloud technology, enabling the modernization of the FTTH provisioning ecosystem and the adoption of CI/CD practices, delivering greater agility, scalability, and growth capacity across all fiber-based products.

API Monetization – OpenGateway on OpenXpand

Through OpenXpand, TMA exposes capabilities such as SIM Swap, Number Verification, Device Location, Device Status, Device Swap, KYC Match, and Customer Insights, enabling new B2B and B2B2C business models and positioning TMA as a key player in the digital ecosystem.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

Hybrid and Multicloud Enablers (TechCo Platform Model)

TMA consolidated hybrid and multicloud enablers that underpin a platform based operating model, enabling scalable capabilities, solution reuse, and accelerated digital delivery. The platform is built on reproducible infrastructure using IaC and GitOps, with security and DevSecOps governance integrated by design.

FinOps was incorporated as a core practice, achieving over 95% multicloud visibility and enabling end-to-end spending control through tagging, showback, and chargeback mechanisms.

This model delivered more than 10% in cost savings and positions TMA as a scalable, governed, and economically efficient technology platform, ready for increased automation and artificial intelligence adoption.

Digital solutions for customer self-management

During 2025, TMA consolidated its digital channels, including Mi Movistar and Tuenti Web/Apps and the Magento-based eCommerce platform, deepening the digital transformation initiated in previous years.

The Mi Movistar App achieved a 4.7 rating on the Android store, supported by 5 million monthly active users (MAU) generating approximately 26 million sessions per month. App/Web products evolved beyond self-service inquiries and transactions, with 93% of customer interactions now being digital and automated.

From a business perspective, digital monetization reached 4.5 million transactions per month, and the digital retention process was transformed, achieving 16% digital retention of approximately 250,000 monthly churn intentions, with overall customer satisfaction at 46%.

Additionally, the eCommerce channel continued its strong growth, reaching a 51.4% digital sales mix and 80.1% end-to-end automation, covering handset sales, fiber + TV, and mobile products, with 72.9% customer satisfaction.

This transformation enabled TMA, in 2025, to modernize the Self-Service Web for Enterprise customers (B2B), adopting the same technology stack and DevSecOps practices, ensuring CI/CD, faster time-to-market, and a more stable and scalable operation aligned with the TechCo model.

Processing of supplier and utility invoices using AI

TMA implemented AI-based solutions to automate the supplier invoices processing (such as electricity, gas and water) received from multiple third parties and in heterogeneous formats. The initiative reduces manual processing, improves data accuracy, accelerates validation cycles and strengthens operational efficiency and control within internal financial operations

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

MARKETING AND CUSTOMER CARE

Sales and Marketing

Telecom’s Marketing strategy is grounded in building a convergent ecosystem of solutions aimed at strengthening its value proposition, increasing brand awareness, and delivering personalized experiences that simplify and enhance our customers’ daily lives.

As part of this framework, Personal continues to broaden its portfolio with innovative offerings such as Flow Plus and the evolution of the Smarthome platform, while offering differentiated benefits for convergent customers—including Reintegro Plus through Personal Pay—in line with its focus on personalization and added value.

Digital transformation continues to be a strategic pillar, with a sustained increase in investment in digital media and the intensive use of data, automation, and artificial intelligence to optimize commercial efficiency, segmentation, and personalization. The Company further deepened the adoption of AI-based technologies in collaboration with strategic partners such as Google and Meta, as well as the use of generative AI for the large-scale development of creative assets.

At the brand level, we continue to strengthen Personal’s positioning in the Fiber segment and reinforce its role as a central component of our ecosystem, with the objective of increasing Top-of-Mind awareness and brand understanding. Some of the key marketing activities carried out by Personal included:

●	Large-scale campaigns in our core markets, prioritizing investment in digital and Out-of-Home (OOH) media, complemented by television, radio, and other national and local channels.
●	Strengthening Personal’s presence in regional markets, particularly in the southern provinces and the Patagonia region.
●	Expansion of performance marketing campaigns, including catalog-based campaigns, region-specific initiatives, and additional investment across social media platforms.
●	CRM-driven campaigns delivered through email, WhatsApp, and other channels to provide personalized messaging to both existing customers and prospects.
●	Events and experiences for our current and prospective customers, designed to bring our brands closer and strengthen engagement, including some carried out in collaboration with partners.

TMA’s marketing model is oriented toward sustainable growth, operational efficiency, and the continuous improvement of the customer experience, leveraged by service convergence, the use of data, and the evolution of its commercial channels.

Customer Support

Both Personal’s and TMA’s customer service models are focused on supporting customers throughout their entire lifecycle, prioritizing an agile, simple, and high-quality experience through an integrated omnichannel approach.

During 2025, the Company further advanced its service digitalization strategy by strengthening self-service capabilities, incorporating artificial intelligence to optimize query resolution, and progressing in the specialization of human service teams, with the objective of improving first-contact resolution levels.

At Personal, digital interaction was strengthened through WhatsApp, the web browsing experience was redesigned, and a new version of the Mi Personal Flow App was launched, enabling customers to manage their products autonomously. In addition, contact channels were expanded through virtual assistants, email, and social media.

In the case of TMA, customers have access to extensive self-service capabilities through the “Mi Movistar” mobile application and the WhatsApp channel, allowing them to manage products and services, review usage, complete transactions, and resolve issues autonomously. These digital solutions are continuously enhanced to improve accessibility, simplify processes, and accelerate response times, incorporating advanced cognitive platforms powered by generative artificial intelligence, which enable more efficient interactions and improved issue resolution.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

For customers who require or prefer personalized assistance, TMA provides assisted customer care through telephone and digital channels, including WhatsApp and social media platforms. In this context, TMA advanced specialized service models focused on key customer journeys and critical issues, with the objective of strengthening first-contact resolution and raising service quality standards.

Additionally, TMA implemented end-to-end onboarding models for new customers, enabling proactive engagement from service activation and generating continuous insights to optimize processes under a customer-centric approach.

Telecom provides customer service 24 hours a day, 365 days a year, through a broad ecosystem of channels—including WhatsApp, telephony, mobile apps, social media, and customer service centers—ensuring a consistent and uniform experience. Customer perception is continuously monitored through indicators such as the Net Promoter Score (NPS) across products, services, and key moments along the customer journey.

SUSTAINABILITY

At Telecom Argentina, sustainability is a management model integrated into our corporate policy, allowing us to carry out our operations with a focus on generating value in our economic, social and environmental performance.

Telecom Argentina has been a member of the United Nations Global Compact since 2004 and complies with the 10 principles on human rights, quality employment, environmental protection and anti-corruption. The Company’s commitment to complying with these principles is ratified each year and is part of its sustainability model.

We are leaders in an industry that is very important for social and economic development of the country. We have a Sustainability Policy that provides the framework for the sustainable management of the Company and sets out the principles under which activities are expected to be carried out. The Sustainability Policy is available on this website: https://institucional.telecom.com.ar/assets/files/sustainability/policies/Politica-Sustentabilidad-en.pdf. The contents of our website and our Sustainability Policy are not part of this Annual Report.

Sustainability management is based on three axes with the following objectives:

●	Environmental: Drive technological evolution while seeking to protect the environment.
●	Social: Transform people’s digital experience, recognizing that connectivity is a driver of economic and social development.
●	Governance: Develop our business with integrity and transparency.

Regarding environmental management, we have an Environmental Policy that drives us to conduct our business activities with a focus on protecting the environment. It is available at https://institucional.telecom.com.ar/sustentabilidad/contenido-esg. The contents of our website and our environmental policy are not part of this Annual Report.

The policy seeks to mitigate the impact of our operations on natural resources and biodiversity, reduce greenhouse gas (GHG) emissions and the impact on climate change, promote a circular economy, encourage clean technologies for sustainable development, and ensure transparency with our stakeholders.

●	Climate Change: We are committed to achieving carbon neutrality in our operations and have therefore developed a climate action strategy. This strategy includes comprehensive measurement of our carbon footprint in its three scopes, in order to accurately identify where GHG emissions are released into the atmosphere. In 2025 we set a target to reduce our GHG emissions by almost 60% by 2034, validated by the international Science Based Targets initiative (SBTi). Since 2022, we have been reporting our carbon footprint to the Carbon Disclosure Project (CDP).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We also assessed the risks and opportunities arising from climate change in accordance with the framework established by the Task Force on Climate-related Financial Disclosures (TCFD). Although climate-related risks are not significant for the Company (see “Item 3 —Key Information—Detailed Risk Factors”), we have identified that the most significant risks are related to heavy rains and heat waves.

●	Circular Economy: We have a circular economy strategy based on three axes: operational, which includes efficiency practices in our business; suppliers, whom we involve in sustainability criteria; and customers, to whom we offer more sustainable digital services and solutions. Our policy is available at: https://institucional.telecom.com.ar/assets/files/sustainability/policies/EconomiaCircularV4.pdf. The contents of our website and our environmental policy are not part of this Annual Report.
●	Cleantech: This refers to technologies that seek to reduce the impact of human activities on the environment. Through digital products and services, we offer clean technological solutions, aware of the industry’s responsibility to reduce its own emissions and encourage the entire value chain to join forces to decarbonize the industry.
●	Biodiversity: In line with our commitment to protecting and conserving biodiversity, maintaining ecosystem services and sustainably managing natural resources, we have begun to align ourselves with the Taskforce on Nature-Related Financial Disclosures (TNFD) framework regarding our dependencies, impacts, risks and opportunities with nature.

We promote the growth and development of society through connectivity, entertainment, and technological solutions, and we encourage training in digital skills to empower people and enable them to improve their lives through technology. In this regard, Telecom has developed a community-focused social investment plan that centers on promoting the use of technology as a tool for community progress and growth. The plan currently includes four initiatives:

●	Digitalers: free programming courses for young people interested in developing their future in the technology industry;
●	Chicas digitalers (Digitalers Girls): free courses for young women who are in their final years of high school, which seek to bring them closer to the world of technology and thus reduce the gender gap in the tech industry;
●	Nuestro Lugar (Our Place): a program that promotes the responsible, safe and creative use of technology among children and teenagers, through cyber-citizenship and educational workshops at schools. It also includes teacher training on the use of technology in the classroom;
●	Academia Digitalers (Digitalers Academy): a digital learning website that offers the community a selection of the best courses from leading companies in the digital industry. Developed by Telecom together with some of its key partners, it offers high-quality, flexible, self-paced, asynchronous, and 100% free courses. It is open to anyone over the age of 18 and requires no prior experience or technical training.

Another dimension addressed from the social perspective concerns Telecom employees. We empower teams to reach their full potential in a culture that promotes autonomy, enjoyment, and innovation. We also train our employees to learn more about ESG, identify critical issues in sustainability management, and develop action plans to comply with ESG commitments.

In terms of Governance, we work on the following:

●	Ethics and Transparency: We adhere to the highest standards of ethics, transparency, and legality, fostering respectful and honest relationships and conduct. We participate in investor reporting on ESG requirements and learn about the latest trends in this subject through conferences, webinars and meetings with experts.
●	Value Chain: We seek to achieve sustainable management throughout our value chain, promoting the adoption of best practices.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We communicate these initiatives to our stakeholders through our Integrated Annual Report, which describes our progress and challenges in building a sustainable business while creating value for stakeholders and society. Since 2020, we have reported on our ESG impacts through financial and non-financial information in this document, and since 2022, we have also integrated the annual corporate information required by the GCL.

The Integrated Annual Report complies with the international sustainability guidelines issued by the Global Reporting Initiative (“GRI”) and follows the guidelines defined by The International <IR> Framework. It describes our contribution to the United Nations Sustainable Development Goals (“SDG”) and its 2030 Agenda, the 10 principles of the United Nations Global Compact, and our compliance with the international standard ISO 26.000:2010. In addition, since 2011, we have submitted the Company’s indicators to an external assurance review. The content of the Integrated Annual Report is not part of this Annual Report.

At TMA, sustainability is a management model integrated into its corporate policy, allowing TMA to carry out its operations with a focus on generating value in our economic, social and environmental performance.

MANAGEMENT OF CHURN

Churn refers to the termination of a mobile telephony, cable television or internet services customer’s account. The churn rate is determined by calculating the total number of terminated customers of each of our mobile telephony, cable television and internet services over a given period as a percentage of the initial number of customers for such services as of the beginning of the applicable measurement period. We seek to enforce a strict policy for terminations due to non-payment, which provides for the termination of cable television services, internet services and mobile telephony services after a 180-day period (for Personal), and 150-day period (for TMA) of non-payment and delivery of a notice of disconnection.

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

Argentina

The regulatory authority for ICT services provided by the Company and certain subsidiaries in Argentina is ENACOM. Through Decree No. 89/2024 dated January 26, 2024, ENACOM was placed under intervention for a period of 180 consecutive days, which has been extended on several occasions—the most recent being Decree No. 938/2025, extending the intervention until January 4, 2027—with the purpose of redefining obsolete regulations that hinder technological progress, among other matters. As of the date of this Annual Report, there have been no effects on the Company’s operations due to this intervention. The Company will continue to monitor the matter for any potential impacts.

Our subsidiary Micro Sistemas is registered as a PSP (Payment Service Providers) that offer payment accounts with registration for the functions of “acceptor” and “aggregator,” as an Interoperable Digital Wallet and as Other Non-Financial Credit Provider and is under the oversight of the BCRA. In addition, it is subject to the terms of “Financial Information Unit” (“FIU” - Unidad de Información Financiera) regulations for this type of operations, as it falls within the scope of the terms of Section 20 of Law No. 25,246 (as amended), which provides for the persons obliged to report to the FIU.

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

REGULATORY FRAMEWORK

In Argentina, the provision of fixed and mobile telecommunications services, internet services and cable television services (subscription broadcasting services) are highly regulated, and the regulatory framework is continuously evolving. The regulatory framework applicable to our business includes:

●	LAD and its amendments;
●	Law No. 19,798 (to the extent it does not conflict with the LAD);
●	the Privatization Regulations, which regulated that process.
●	the Transfer Agreement;
●	the licenses for providing telecommunication services and the List of Conditions and their respective regulations; and
●	current service regulations.

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

Telecom Argentina’s License

According to the LAD, Telecom Argentina holds a non-expiring Unique Argentine Digital License (Licencia Única Argentina Digital), which allows Telecom to provide a wide range of fixed and mobile telecommunications services, internet accesses, subscription broadcasting services (by physical and/or radio electric link) and radio electric service of concentration of links.

TMA’s License

On February 24, 2025, the Company acquired TMA, which holds a non-expiring Unique Argentine Digital License (Licencia Única Argentina Digital), which allows TMA to provide a wide range of fixed and mobile telecommunications services, internet access and subscription broadcasting services (by physical and/or radio electric link).

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

UNIVERSAL SERVICE

Pursuant to the newly enacted Resolution 1,182/25 which regulates the Universal Service, the licensees of ICT Services provided in Argentina are required to make contributions to the Universal Service Fiduciary Fund equivalent to 1% of the total accrued revenues from the provision of ICT Services, net of taxes and charges.

SPECTRUM 5G

Reliable and Intelligent Telecommunications Services (STeFI, for its Spanish acronym)

Through Resolution No. 1,285/2023, published on August 29, 2023, ENACOM authorized the call for bids for the allocation of frequency bands for the provision of STeFI and approved the General and Particular Bidding Terms and Conditions for the Allocation of Frequency Bands from 3,300 to 3,600 MHz (“Bid Form”), divided into three lots of 100 MHz each. The base price for each lot was set at US$350 million.

On October 24, 2023, at the Auction held for the above-mentioned bid, Telecom was awarded Lot 2 (3,400-3,500 MHz Band).

On February 24, 2025, the Company acquired TMA, which was opportunely awarded Lot 3B (3,550–3,600 MHz Band).

Furthermore, through ENACOM Resolution No. 611/2025, ENACOM amended Article 1 of Resolution No. 1285/2023, establishing a maximum spectrum accumulation limit for STeFI at 150 MHz.

OTHER MATERIAL REGULATIONS

Argentina

Telecom is also subject to other material regulations in Argentina, such as the Regulation of ICT Services, the General Rules Governing ICT Service Customers, the Number Portability Regulation, General Rules Governing Interconnection and Access, Quality Rules for ICT Services, National Rules for Contingencies, International Roaming Agreement between Chile and Argentina, Infrastructure Sharing Regulation and Regulatory Authority’s Penalty, among others.

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

Activities relating to Iran

Commercial Agreements with International Carriers (fixed services):

During 2025, we have provided international telecommunications services agreements with international carriers (fixed services), which cover delivery of traffic to Iran through non-Iranian carriers.

We maintain commercial agreements with international carriers located in countries other than Iran, which permit those carriers to deliver traffic from Iran to our networks and from our networks to Iran.

Our total expenses under commercial agreements with international carriers regarding delivery of traffic to Iran were approximately US$66.22 as of December 31, 2025. During 2025, and regarding outgoing traffic, we have sent traffic to Iran only through Telecom Italia Sparkle S.p.A (Italy).

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

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

CAPITAL EXPENDITURES AND RIGHTS OF USE ASSETS

The following table sets forth our capital expenditures by operating segment for each of the years ended December 31, 2025 and 2024 and 2023:

				ICT Services in
	ICT Services in Argentina –			Argentina –
	Personal Network			TMA Network	Other segments			Total

	Year Ended December 31,
	2025	2024	2023	2025	2025	2024	2023	2025	2024	2023
	(P$ million)			(P$ million)	(P$ million)			(P$ million)
Real estate	—	—	1,042	—	398	63	245	398	63	1,287
Switching equipment	662	601	18,017	—	498	808	2,918	1,160	1,409	20,935
Mobile network access, external wiring & transmission	263,154	238,229	190,628	85,162	3,630	5,450	3,380	351,946	243,679	194,008
Computer equipment and software	122,121	127,455	172,322	—	4,014	1,348	1,388	126,135	128,803	173,710
Construction in progress	106,696	82,611	148,496	121,897	61,203	51,094	39,557	289,796	133,705	188,053
Materials	339,256	143,258	143,569	186,862	7,490	10,407	33,071	533,608	153,665	176,640
Other	28,152	14,074	47,597	5,780	14,130	15,154	14,868	48,062	29,228	62,465
Subtotal tangible capital expenditures	860,041	606,228	721,671	399,701	91,363	84,324	95,427	1,351,105	690,552	817,098
Licenses	—	—	496,601	—	217	643	1,877	217	643	498,478
Subscribers acquisition costs	5,979	7,072	11,536	56,901	4,887	4,938	3,675	67,767	12,010	15,211
Other	58,536	40,394	48,179	—	7,952	5,375	5,227	66,488	45,769	53,406
Subtotal intangible capital expenditures	64,515	47,466	556,316	56,901	13,056	10,956	10,779	134,472	58,422	567,095
Total capital expenditures in PP&E and intangible assets	924,556	653,694	1,277,987	456,602	104,419	95,280	106,206	1,485,577	748,974	1,384,193
Right of use assets	176,393	289,865	149,842	11,573	7,746	22,298	95,427	195,712	312,163	245,269
Total capital expenditures in PP&E and intangible assets and Right of use assets	1,100,949	943,559	1,427,829	468,175	112,165	117,578	201,633	1,681,289	1,061,137	1,629,462

For additional information on capital expenditures, see Notes 9, 10 and 11 to our Consolidated Financial Statements.

Our total capital expenditures were P$1,485,577 million in 2025, P$748,974 million in 2024 and P$1,384,193 million in 2023, and represented 17.8%, 13.8% and 23.5% of our consolidated revenues, respectively. We estimate that our capital expenditures in 2026 will be approximately P$1,349,643 million for ICT services provided in Argentina – Personal Network, P$641,367 million for ICT services provided in Argentina – TMA Network, and P$120,075 million for other segments. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

We expect to finance these expenditures through cash flows generated by our operations and financing provided by third parties.

PP&E

As detailed below, our principal physical properties consist of transmission equipment, access facilities, outside plant (external wiring) and switching equipment. These assets are, at present, mainly located throughout AMBA, the Northern Region and the Southern Region. Some of our assets are located in areas that may be subject to natural disasters and severe weather, and which may be adversely affected in the future by climate change.

PART I - ITEM 4 INFORMATION ON THE COMPANY	TELECOM ARGENTINA S.A.

We believe that our assets are, and for the foreseeable future will be, adequate and suitable for their respective uses. The table below shows the carrying amount of PP&E by reportable segment as of December 31, 2025:

	As of December 31, 2025
	ICT Services in
	Argentina –	ICT Services in
	Personal	Argentina –	Other
	Network	TMA Network	segments	Total (1)
	(P$ million)	(P$ million)	(P$ million)	(P$ million)
Real estate	896,556	293,450	3,632	1,193,638
Switching equipment	169,663	24,213	57,688	251,564
Mobile network access, external wiring & transmission	2,578,264	503,231	199,897	3,281,392
Computer equipment and software	412,792	4,394	15,503	432,689
Construction in progress	190,775	130,050	16,669	337,494
Materials	498,761	121,170	20,889	640,820
Others	529,247	122,709	70,065	722,021
Total PP&E, net carrying value	5,276,058	1,199,217	384,343	6,859,618
(1)	Excluding valuation allowance for obsolescence and impairment of materials for P$42,217 million and impairment of PP&E for P$28,283 million.

All the above-mentioned assets were used to provide services to our customers.

As of December 31, 2025, we have entered into purchase commitments relating to PP&E totaling P$389,817 million. Our current major suppliers of PP&E are IATEC S.A., Newsan S.A., Huawei Tech Investment Co. LTD Argentina, ZTE Corporation, Huawei International Co. Limited, Radio Victoria TCL ARG S.A., FTTMAS Limited, Solnik S.A., Electroson Telecomunicacion S.A., Shenzhen Skyworth Digital technology Co. LTD, Plantel S.A. and Retesar S.A.

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

Management Overview

We operate with a global vision, integrating sustainability into every aspect of our business. We firmly believe in the transformative power of technology, as it supports the digital lives of individuals and organizations and evolves in alignment with social and environmental demands, contributing to an increasingly sustainable future.

We continue to advance our business strategy, with a focus on the digital evolution of society, strengthening our position as a technology company with regional scale. This is reflected in the ecosystem of digital products, services, and solutions that we offer to our customers.

Our commitment to digitalization drives continuous innovation. We have adopted collaborative and efficient ways of working that strengthen our management practices and foster the development of our workforce community. Thousands of people make this transformation possible through their talent, creativity, and commitment, contributing every day to the development of a more dynamic company that is well positioned for the future.

One of the most significant milestones of the year was the acquisition of TMA, completed on February 24, for a contractual purchase price of US$1,245 million (“consideration paid” pursuant to IFRS 3 was US$1,119 million). This acquisition was carried out as part of the Company’s expansion plan, which includes the deployment and densification of fiber-optic networks, 5G mobile sites, and value-added services. This transaction reinforces our long-term vision and our commitment to the development of strategic infrastructure supporting the digital economy in the country and the region. In a global context of transformation and consolidation across the industry, this investment represents a decisive step toward strengthening our capabilities, achieving greater scale, and generating synergies that support the long-term sustainability of our business.

We continue to evolve our value proposition for the B2B business by offering tailored and scalable solutions to our enterprise customers, supported by a portfolio built on key technological pillars: fixed and mobile connectivity, cybersecurity, cloud solutions, and IoT.

We continued to advance the extension of Argentina’s 5G network, which strengthens our connectivity infrastructure and underscores our commitment to the digital development of the country and its future opportunities. At the same time, we continued the deployment of FTTH technology across various cities in Argentina.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Along this path, we received a new recognition from Ookla, which underscores the superior performance of the Personal Network across the attributes most valued by users, as the fastest mobile network through Personal Fibra in Argentina.

We continued to further develop OpenXpand, a digital platform designed to promote the adoption of Open Gateway across Latin America and reinforces us as a technological leader at the regional level, by offering digital, secure, and scalable solutions.

With respect to our environmental commitment, during the year we adopted short-term decarbonization targets that were validated by the international Science Based Targets initiative (SBTi), aligned with our commitment to achieve carbon neutrality by 2050. Energy efficiency, driven by our use of technologies such as cloudification, virtualization, AI, and automation, along with an increase in renewable energy supply, are some of the practices we have developed. Additionally, we have made progress in circular economy initiatives and cleantech solutions.

The year 2025 presented significant challenges, particularly in terms of financial sustainability. We obtained bank loans totaling US$1,170 million, the proceeds of which were used to finance the acquisition of TMA. Through the issuance of Notes, we were able to refinance those loans and repay other obligations, thereby improving our financial costs. We issued Notes for an aggregate principal amount of US$1,051 million and P$58,000 million, which enabled us to repay and refinance a portion of our loans, improving terms and financing costs. Additionally, during 2025, we distributed dividends for an aggregate of P$220,482 million (P$226,756 million in current currency as of December 31, 2025).

Looking ahead, we remain confident that integration and innovation are fundamental pillars for continuing to deliver high-quality services, accelerating technological deployment, and supporting the digital evolution of our customers and communities.

In pursuit of this objective, we continue to evolve our business model to place people at the center and to provide technology, solutions, and opportunities that enhance their world. We unified our brand identity under Personal as the single integrating brand across our entire digital ecosystem, encompassing connectivity, entertainment, digital financial services, smart homes and offices, and enterprise and government solutions—enabling individuals, communities, and organizations to progress, engage, and transform.

This forward-looking perspective is grounded in the relationship of trust we build every day with those who choose our services.

Consolidated revenues in 2025 amounted to P$8,328,814 million as compared to P$5,442,958 million in 2024 and P$5,898,611 million in 2023. The increase of P$2,885,856 million in 2025 (a 53% increase) was mainly due to the consolidation of TMA’s results as of December 31, 2025, which contributed P$2,748,493 million of total revenues. The decrease of P$455,653 million in 2024 (a 7.7% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 117.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Net loss in 2025 amounted to P$145,304 million as compared to a net income of P$1,359,230 million and a net loss of P$715,266 million in 2024 and 2023, respectively. Net loss for 2025 increased by P$1,504,534 million as compared to 2024.

For a detailed analysis of our results of operations for fiscal year 2025, see “—Years ended December 31, 2025, 2024 and 2023” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2025, 2024 and 2023—Factors Affecting Results of Operations” and “—Trend Information” below.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Non-IFRS Accounting Standards Measures

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measures “Adjusted EBITDA,” “Operating Working Capital,” “Net Current Financial Liability” and “Working Capital” provide investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance and liquidity as well as our projections of future performance and liquidity. Moreover, Adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at consolidated levels. For more information on the use of Adjusted EBITDA and reconciliation of net income/(loss) to Adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA.” Also, for more information on the use of Operating Working Capital, Net Current Financial Liability and Working Capital and reconciliation of these measures, see “—Liquidity and Capital Resources—Liquidity—Working Capital.”

Years ended December 31, 2025, 2024 and 2023

For purposes of these sections, the fiscal years ended December 31, 2025, 2024 and 2023 are referred to as “2025,” “2024” and “2023,” respectively.

Our results of operations are determined in accordance with IFRS Accounting Standards as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities distributed among the companies in the Group. For further information about our main products and services, see “Item 4—The Business—Main Products and Services.”

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors.” Additional information regarding trends expected to influence our results of operations is analyzed below under “Trend Information.”

The Argentine Economy

Although a significant portion of our financial liabilities are denominated in foreign currencies, a substantial majority of our assets, operations and customers are located in Argentina. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including our outstanding securities and our shares. Our operating results, financial condition and cash flows have been and will be affected by fluctuations in the Argentine economy. For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina.”

During the first half of 2025, global economic conditions remained subject to uncertainty, with monetary policy normalization proceeding at different speeds across jurisdictions and continued volatility in international capital flows affecting emerging market economies, including Argentina.

Economic activity in Argentina expanded throughout 2025. The GDP increased by 5.8% in the first quarter, 6.3% in the second quarter, and 3.3% in the third quarter of 2025, compared to the same quarters of previous years.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In 2025, public spending declined significantly compared to 2024. According to the latest estimates from the Argentine Ministry of Economy, a primary surplus of approximately 1.4% of GDP was recorded as well as a financial surplus of approximately 0.2% of GDP. This fiscal surplus resulted from measures implemented by the administration to streamline public sector accounts and maintain fiscal balance. As of December 31, 2025, the Argentine Peso depreciated in official markets 41% relative to December 31, 2024, as the Central Bank operated a banded exchange rate system designed to allow gradual adjustments of the peso while limiting excessive volatility, while inflation reached approximately 31.5% year-on-year.

In 2025, the trade balance recorded a surplus of US$11,286 million. Argentina’s exports totaled US$87,077 million, reflecting a 9.2% increase, while imports amounted to US$75,791 million, representing a 24.6% increase.

Following Argentina’s foreign-currency debt restructuring in 2020 and the subsequent approval of an IMF-supported Extended Fund Facility (“EFF”) confirmed by the Argentine Senate in 2022 and periodically reviewed since then, the IMF and Argentine authorities continued to implement the 48-month EFF program throughout 2025. The IMF Executive Board completed the first review of the program in July 2025, enabling a disbursement of approximately US$2 billion. The review welcomed Argentina’s commitments to safeguard the fiscal anchor, enhance the monetary framework, rebuild reserves, and pursue reforms consistent with the program’s objectives with strong policy implementation supporting continued growth and disinflation. As of December 31, 2025, Argentina’s country risk stood at 571 points, improving 64 points from December 31, 2024.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have restated our Consolidated Financial Statements and the financial information in current Argentine Pesos as of December 31, 2025, for all the periods reported in this Annual Report based on certain price indexes to consider the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” and Note 1.d) to our Consolidated Financial Statements.

The CPI index has registered an increase of 31.5%, 117.8% and 211.4% on a year-over-year comparison for 2025, 2024 and 2023, respectively. See Note 1.d) to our Consolidated Financial Statements.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2025, and must be restated using the annual index of the current year.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as Fixed and Intangible Assets, with an impact on deferred taxes and an increase in the Company’s equity, including shareholders’ contributions.

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as that is the year the variation of the required CPI was verified.

On December 1, 2022, Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022, may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said computation will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed and Intangible Assets (except automobiles) during each of the two immediate fiscal periods following the computation of the first third, for an amount greater than or equal to P$30 billion. As the Company invested over P$30 billion per year in 2023, 2024 and 2025, it has determined the tax inflation adjustment as of December 31, 2022 and 2023 by imputation, as provided for in Law No. 27,701.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Additionally, the update of the cost of several assets in case of disposal and the update of computable depreciation of Fixed and Intangible Assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018, based on changes in the CPI was generally established.

On March 6, 2026, Law No. 27,802 (“Labor Modernization Law”) was published in the Official Gazette, introducing certain tax amendments. With respect to the Income Tax and inflation adjustment, the law provides that tax losses generated in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation of the CPI recorded between the month-end of the fiscal year in which the losses were incurred and the month-end of the fiscal year being assessed.

Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$449,199 million as of December 31, 2025.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 41.0% against the U.S. dollar during the year ended December 31, 2025 (compared to 27.7% and 356.3% in the years ended December 31, 2024, and 2023, respectively).

The Milei administration has stated its intention to implement policies aimed at modifying Argentina’s macroeconomic conditions. In this regard, the BCRA announced the transition to a new macroeconomic stability framework, establishing a 2% monthly sliding path of the official exchange rate (this rate was adjusted to 1% during 2025). Additionally, the Relevamiento de Expectativas de Mercado (“REM”), published by the BCRA on January 9, 2025, estimated an annual inflation of 25.9 % for the year 2025. However, the effective inflation rate for 2025 was 31.5%. According to the REM, inflation for 2026 is projected to be approximately 22.4%.

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

	Average(1)	End of Period
Year Ended December 31, 2023	295.29	808.45
Year Ended December 31, 2024	916.17	1,032.00
Year Ended December 31, 2025	1,245.02	1,455.00
March 2026 (through March 9, 2026)	—	1,416.00
(1)	Yearly data reflect average of month-end rates.

Source: Banco de la Nación Argentina

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

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

The following table shows certain information regarding calculation of ARPU as of the dates specified:

	ICT Services provided in Argentina –			ICT Services provided in
	Personal Network			Argentina – TMA Network		Other segments
					Acquisition
	2025	2024	2023	2025	date	2025	2024	2023
Number of fixed telephony services lines (millions) (1)	2.7	2.7	2.9	2.1	2.1	n/a	n/a	n/a
Number IP fixed telephony services lines (millions)	2.3	1.9	1.5	1.6	1.5	n/a	n/a	n/a
Internet access (millions)	4.2	4.0	4.1	1.6	1.6	0.3	0.3	0.3
ARPU Internet (in P$/month) (2)	27,062.6	26,860.4	24,841.1	24,192.3	n/a	n/a	n/a	n/a
Mobile telephony services lines (millions)	19.9	21.6	21.0	19.1	18.9	2.6	2.6	2.3
ARPU Mobile (in P$/month) (2)	9,081.9	7,840.3	8,754.7	8,175.7	n/a	5,886.9	6,516.9	7,663.2
MBOU Mobile (in Mb per user/month)	8,296.1	7,343.1	5,754.7	n/a	n/a	8,442.9	8,236.0	8,788.6
Cable TV customers (million)	3.3	3.2	3.1	0.4	0.4	0.2	0.2	0.3
Núcleo’s customers (millions)	n/a	n/a	n/a	n/a	n/a	0.1	0.1	0.2
Uruguay’s customers (millions)	n/a	n/a	n/a	n/a	n/a	0.1	0.1	0.1
ARPU Cable TV (in P$/month) (2)	18,643.2	18,143.6	24,610.8	23,800.1	n/a	n/a	n/a	n/a
Fintech Services users (million)	n/a	n/a	n/a	n/a	n/a	5.7	4.6	2.0
Argentina’s users (millions)	n/a	n/a	n/a	n/a	n/a	4.7	3.6	2.0
Paraguay’s users (millions)	n/a	n/a	n/a	n/a	n/a	1.0	1.0	—
(1)	Includes lines customers own usage, public telephony, Integrated Services Digital Network (“ISDN”) channels and Fibertel IP lines.
(2)	Includes restatement in current currency as of December 31, 2025, for further information please see “—Years ended December 31, 2025, 2024 and 2023-Consolidated Results of Operations below.”

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

Competition

The fixed and mobile telephony, cable television and internet businesses are competitive. We are required to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and remain competitive with respect to the quality of our services. For more information, see “Item 4- The Business- Main Products and Services.”

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

As disclosed “Item 4—Information on the Company— Recent Developments—Acquisition of TMA,” on February 24, 2025, the Company acquired 99.999625% of TMA’s capital stock. Since that date, the Company has consolidated TMA, and, as a result, the Company’s results of operations for 2025 include TMA’s results as of the Acquisition date and are not directly comparable to the Company’s results of operations for 2024.

For 2025, we reported a net loss of P$145,304 million, compared to a net income of P$1,359,230 million in 2024 and a net loss of P$715,266 million in 2023. Net loss for 2025 increased by P$1,504,534 million compared to 2024, while the net income for 2024 increased by P$2,074,496 million compared to 2023.

Consolidated revenues in 2025 amounted to P$8,328,814 million as compared to P$5,442,958 million in 2024 and P$5,898,611 million in 2023. The increase of P$2,885,856 million in 2025 (a 53% increase) was mainly due to the consolidation of TMA’s results as of December 31, 2025, which contributed P$2,748,493 million of total revenues. The decrease of P$455,653 million in 2024 (a 7.7% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 117.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In 2025, operating costs (including depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$7,878,767 million, representing an increase of P$2,243,133 million, or 39.8% as compared to 2024. The increase in operating costs in 2025 was mainly due to the consolidation of TMA’s results as of December 31, 2025, which contributed P$2,683,747 million. In 2024, operating costs (including depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$5,635,634 million, representing a decrease of P$621,246 million, or 9.9% as compared to 2023. The decrease in operating costs in 2024 was mainly due to lower Depreciation, amortization and impairment of Fixed and Intangible Assets costs.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit. This reflects the current regulatory context of the converged ICT Services industry, under which mobile services, internet services, cable television and fixed and data services, are all governed by the same regulatory framework and therefore consolidated into a single segment. To exercise their functions, both the Executive Committee and the CEO periodically receive the economic-financial information of Telecom Argentina and its subsidiaries located in Argentina except TMA (stated in historic currency at the transaction date) prepared as a single segment and evaluate the evolution of the business as a single results-generating unit, administrating the resources in a unique way to achieve the objectives. Costs are not specifically allocated to a type of service, as Telecom Argentina has a single payroll and operating expenses that affect all services in general. Further, decisions on capital expenditures affect all types of services provided by Telecom Argentina and its subsidiaries in Argentina except TMA and are not allocated specifically to one of them.

Following the acquisition of TMA, dated February 24, 2025, the Company identified a new reportable segment, “ICT Services provided in Argentina – TMA Network” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using TMA’s own networks, with its own infrastructure. TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately. Costs are not specifically allocated to a type of service, as TMA has a single payroll and operating expenses that affect all services in general. Further, decisions on capital expenditures affect all the types of services provided by TMA and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services provided in Argentina– Personal Network” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments.”

As a result, segments as of December 31, 2025, are the following:

●	ICT Services provided in Argentina – Personal Network.
●	ICT Services provided in Argentina – TMA Network
●	Other segments.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets, reviewing this information in the currency of the date of each transaction.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.1) 2025 Compared to 2024

	Year ended
	December 31,
	2025	2024	Total Change

	(P$ million)%			(P$ million)
Revenues	8,328,814	5,442,958	53.0	2,885,856
Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets)	(5,803,279)	(3,910,577)	48.4	(1,892,702)
Depreciation, amortization and impairment of Fixed and Intangible Assets	(2,075,488)	(1,725,057)	20.3	(350,431)
Operating income (loss)	450,047	(192,676)	n/a	642,723
Losses from associates and joint ventures	(3,742)	(15,094)	(75.2)	11,352
Financial results from borrowings	(748,840)	1,914,786	n/a	(2,663,626)
Other financial results, net	110,799	190,451	(41.8)	(79,652)
Income tax benefit (loss)	46,432	(538,237)	n/a	584,669
Net income (loss)	(145,304)	1,359,230	n/a	(1,504,534)

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	(170,006)	1,331,805	n/a	(1,501,811)
Non-controlling interest	24,702	27,425	(9.9)	(2,723)

Adjusted EBITDA(1)	2,525,535	1,532,381	64.8	993,154
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets. For further information on the use of Adjusted EBITDA, see “—Adjusted EBITDA” below.

In 2025, net loss amounted to P$145,304 million compared to a net income of P$1,359,230 million in 2024, representing (1.7)% and 25% of consolidated revenues in 2025 and 2024, respectively. The increase in net loss in 2025 compared to 2024 was mainly due to the P$2,743,278 million increase in net financial loss, partially offset by higher operating results of P$642,723 million, a lower income tax loss of P$584,669 million and lower losses from associates and joint ventures of P$11,352 million.

Net loss attributable to controlling shareholders amounted to P$170,006 million in 2025 compared to net income of P$1,331,805 million in 2024. Net loss contains an income of P$61,044 million corresponding to the consolidation of TMA’s results.

During 2025 revenues increased 53%, or P$2,885,856 million, compared to 2024, amounting to P$8,328,814 million. The increase in revenues was mainly due to the consolidation of TMA’s results, which contributed P$2,748,493 million of total revenues. As a result of the restatement in current currency as of December 31, 2025, revenues included a restatement effect of P$895,695 million and P$2,029,239 million in 2025 and 2024, respectively. For further information about revenue see “Explanations by segments” below.

Total operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets totaled P$5,803,279 million in 2025, representing an increase of P$1,892,702 million or 48.4% compared to 2024. Operating costs include P$2,104,182 million corresponding to the consolidation of TMA’s results. As a result of the restatement in current currency as of December 31, 2025, the restatement effect included in operating costs without depreciation, amortization and impairment of Fixed and intangible Assets amounted to P$727,963 million and P$1,511,055 million in 2025 and 2024, respectively. For further information regarding operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets see “Explanations by segments” below.

Depreciation, amortization and impairment of Fixed and Intangible Assets

Depreciation, amortization and impairment of Fixed and Intangible Assets amounted to P$2,075,488 million in 2025, representing an increase of P$350,431 million or 20.3% compared to 2024.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

This increase was primarily driven by P$579,565 million corresponding to the consolidation of TMA’s results. Excluding the impact of the consolidation of TMA, depreciation, amortization and impairment of Fixed and Intangible Assets decreased primarly due to the effect of those assets that ended their useful life after December 31, 2024, partially offset by the depreciation and amortization of registrations after that date, which, in turn, decreased compared to 2024.

As a result of the restatement in current currency as of December 31, 2025, the restatement effect included in depreciation, amortization and impairment of Fixed and Intangible Assets amounted to P$1,411,462 million and P$1,499,317 million in 2025 and 2024, respectively.

Operating income (loss)

Operating income in 2025 amounted to P$450,047 million compared to an operating loss of P$192,676 million in 2024. Operating income / (loss) represented 5.4 % and (3.5) % of revenues in 2025 and 2024, respectively.

Operating income for 2025 includes P$64,746 million corresponding to the consolidation of TMA’s results.

Financial results:

	Year ended December 31,
	2025	2024	Total Change
	P$ million		P$ million	%
Interests on borrowings	(386,126)	(173,837)	(212,289)	n/a
Remeasurement in borrowings	4,477	(135,137)	139,614	n/a
Foreign currency exchange gains (losses) on borrowings	(367,191)	2,220,302	(2,587,493)	n/a
Borrowings renegotiation results and repurchase of Notes	—	3,458	(3,458)	n/a
Total financial results from borrowings	(748,840)	1,914,786	(2,663,626)	n/a
Other foreign gains (losses) currency exchange gains	39,855	246,837	(206,982)	(83.9)
Fair value gains (losses) on financial assets at fair value through profit or loss	88,469	(59,723)	148,192	n/a
Other interests, net	(63,399)	31,964	(95,363)	n/a
RECPAM	183,617	170,007	13,610	8.0
Other	(137,743)	(198,634)	60,891	(30.7)
Total other financial results, net	110,799	190,451	(79,652)	(41.8)
Total financial results, net	(638,041)	2,105,237	(2,743,278)	n/a

Telecom incurred a net financial loss of P$638,041 million in 2025, compared to a net financial gain of P$2,105,237 million in 2024. Financial results, net contain an income of P$35,461 million, corresponding to the consolidation of TMA’s results.

The variation in financial results, net for 2025 was mainly driven by a higher loss from foreign exchange differences, measured in real terms, of P$2,794,475 million, reflecting the aggregate effect of foreign currency exchange losses on borrowings and other foreign currency exchange losses. This loss was driven by an inflation rate of 31.5% versus an appreciation of the U.S. dollar against the Argentine peso of 41%, compared to an inflation rate of 117,8% and a U.S. dollar appreciation of 27.7% in 2024. Additionally, interest on borrowings increased by P$212,289 million and other net adverse movements for P$24,320 million.

These factors were partially offset by a higher gain from changes in the fair value of financial assets of P$148,192 million, resulting from the 31.5% inflation impact on the quoted value of such instruments (compared to 117.8% inflation in 2024), and a higher gain from remeasurement in borrowings of P$139,614 million, as the UVA index adjustment lagged inflation, resulting in positive results.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Income tax benefit (loss)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax benefit amounted to P$46,432 million in 2025 compared to an expense of P$538,237 million in 2024. It includes the following effects: (i) current tax expenses, Telecom generated a P$196,068 million tax expense in 2025 (compared to an expense of P$14,344 million in 2024), (ii) regarding the deferred tax in 2025, Telecom recorded a deferred tax benefit of P$242,500 million compared to an expense of P$523,893 million in 2024.

Income tax benefit (loss) includes P$39,163 million corresponding to the consolidation of TMA’s results. For more information on income tax, see Notes 3 and 16 to our Consolidated Financial Statements.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income (loss), less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2025	2024	Total Change

	(P$ million)%			(P$ million)
Net income (loss)	(145,304)	1,359,230	n/a	(1,504,534)
Income tax (benefit) expense	(46,432)	538,237	n/a	(584,669)
Other financial results, net	(110,799)	(190,451)	(41.8)	79,652
Financial results from borrowings	748,840	(1,914,786)	n/a	2,663,626
Losses from associates and joint ventures	3,742	15,094	(75.2)	(11,352)
Operating income (loss)	450,047	(192,676)	n/a	642,723
Depreciation, amortization and impairment of Fixed and Intangible Assets	2,075,488	1,725,057	20.3	350,431
Adjusted EBITDA	2,525,535	1,532,381	64.8	993,154

Our consolidated Adjusted EBITDA amounted to P$2,525,535 million in 2025, representing an increase of P$993,154 million or 64.8% as compared to P$1,532,381 million in 2024. The increase was mainly due to the consolidation of TMA’s results, which contributed P$644,311 million of Adjusted EBITDA.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Adjusted EBITDA represented 30.3% and 28.2% of our total consolidated revenues in 2025 and 2024, respectively.

	Year ended December 31,		% of Change
	2025	2024	2025-2024
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA	2,525,535	1,532,381	64.8
As % of revenues	30.3	28.2
Depreciation, amortization and impairment of Fixed and Intangible Assets	(2,075,488)	(1,725,057)	20.3
As % of revenues	(24.9)	(31.7)
Operating income (loss)	450,047	(192,676)	n/a
As % of revenues	5.4	(3.5)

Explanation by segments:

The table below details the evolution of Revenues and Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets by reportable segment for 2025 and 2024, in accordance with the information disclosed in Note 1.b) to our Consolidated Financial Statements:

	ICT Services provided in Argentina –
	Personal Network		TMA Network	Other segments		Eliminations		Total
			From the
			acquisition
			date to
			December 31,
	2025	2024	2025	2025	2024	2025	2024	2025	2024
	P$ million
Revenues	5,284,148	5,038,236	2,748,493	431,331	435,016	(135,158)	(30,294)	8,328,814	5,442,958
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets	(3,523,481)	(3,603,261)	(2,104,182)	(293,377)	(337,610)	117,761	30,294	(5,803,279)	(3,910,577)
Adjusted EBITDA	1,760,667	1,434,975	644,311	137,954	97,406	(17,397)	—	2,525,535	1,532,381

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

●ICT Services provided in Argentina – Personal network

	ICT Services provided in Argentina –
	Personal Network
	Year ended December 31,
	2025	2024	Total Change
	P$ million		P$	%
Mobile Services	2,280,290	2,018,793	261,497	13.0
Internet Services	1,343,007	1,317,402	25,605	1.9
Cable Television Services	730,903	691,813	39,090	5.7
Fixed and Data Services	569,178	648,736	(79,558)	(12.3)
Other services revenues	109,584	38,352	71,232	n/a
Equipment revenues	251,186	323,140	(71,954)	(22.3)
Revenues	5,284,148	5,038,236	245,912	4.9
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets
Employee benefit expenses and severance payments	(1,237,441)	(1,307,052)	69,611	(5.3)
Fees for services, maintenance, materials and supplies	(655,777)	(672,541)	16,764	(2.5)
Taxes and fees with the Regulatory Authority	(443,828)	(410,843)	(32,985)	8.0
Commissions and advertising	(227,669)	(208,927)	(18,742)	9.0
Programming and content costs	(301,703)	(272,109)	(29,594)	10.9
Other operating costs	(657,063)	(731,789)	74,726	(10.2)
Adjusted EBITDA	1,760,667	1,434,975	325,692	22.7

Revenues for ICT Services provided in Argentina – Personal Network are comprised as follows:

Mobile Services

Mobile services revenues in 2025 amounted to P$2,280,290 million, representing an increase of P$261,497 million, or 13%, as compared to 2024, and were the principal contributor to our total services revenues for ICT Services provided in Argentina – Personal Network for 2025 accounting for 45% of services revenues in 2025 compared to 43% in 2024. Mobile internet services revenues represented 98% of the mobile services revenues for the year ended December 31, 2025, and 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Mobile services revenues amounted to P$254,754 million and P$749,297 million in 2025 and 2024, respectively.

This increase was mainly due to a 15.8% increase in ARPU, partially offset by a 7.8% decrease in the number of customers.

Personal’s ARPU amounted to P$9,081.9 for the year ended December 31, 2025, compared to P$7,840.3 for the year ended December 31, 2024. This increase was mainly explained by price increases. The effect generated by the restatement in current currency as of December 31, 2025, included in ARPU amounted to P$1,016.1 and P$2,906.3 as of December 31, 2025 and 2024, respectively.

Personal’s mobile customers amounted to 19.9 million and 21.6 million as of December 31, 2025, and 2024, respectively. The decrease is mainly due to: (a) a change implemented in 2025 for the prepaid customer base in the measurement of line useful life, which was reduced from 360 days to 242 days to consider the definitive disconnection since the last top-up date, resulting in a 10.7% reduction in the prepaid customer base; and (b) higher disconnections in postpaid customers, associated with changes in commercial strategies, with the postpaid customer base declining by 3.2%. As of December 31, 2025, 60% of total mobile customers were prepaid customers and 40% were postpaid customers, compared to 62% and 38%, respectively, as of December 31, 2024. Additionally, the average monthly churn rate amounted to 2.1% in 2025, compared to 1.4% in 2024.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Mobile Services in ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others—(divided by 12 months) by the average number of customers during the year. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2025 and 2024:

	Year ended December 31,	Year ended December 31,
	2025	2024
	(P$ million)
Total Mobile service revenues	2,280,290	2,018,793
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(2,554)	(16,520)
Adjusted total service revenues included in the ARPU calculation	2,277,736	2,002,273
Average number of customers during the year (millions)	20.9	21.3
ARPU of Mobile Services – Personal Network	9,081.9	7,840.3

Internet Services

Internet services revenues amounted to P$1,343,007 million in 2025 (equivalent to 27% and 28% of total services revenues for ICT Services provided in Argentina – Personal Network in 2025 and 2024, respectively), increasing P$25,605 million or 1.9%, as compared to P$1,317,402 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in internet services revenues amounted to P$152,971 million and P$487,820 million in 2025 and 2024, respectively.

The increase in internet services revenues in 2025 was mainly due to the increase in the Broadband Internet access ARPU of 0.8% and a 3.2% increase in the customer base.

ARPU reached P$27,062.6 in 2025 as compared to P$26,860.4 in 2024. This increase in ARPU is mainly explained by price increases, partially offset by an increase in discounts granted to customers compared to 2024. The effect generated by the restatement in current currency as of December 31, 2025, included in ARPU amounted to P$2,929.7 and P$9,934.2 as of December 31, 2025 and 2024, respectively.

The customer base reached 4.2 million as of December 31, 2025, representing a 3.2% increase compared to December 31, 2024. The monthly Internet services churn rate stood at 1.2% in 2025 and 1.5% in 2024.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Internet Services in ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the year. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2025 and 2024:

	Year ended December 31,	Year ended December 31,
	2025	2024
	(P$ million)
Total Internet service revenues	1,331,484	1,321,532
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	1,331,484	1,321,532
Average number of customers during the year (millions)	4.1	4.0
ARPU of Internet service revenues – Personal Network	27,062.6	26,860.4

Cable Television Services

Cable television service revenues amounted to P$730,903 million in 2025 (equivalent to 15% of total services revenues for ICT Services provided in Argentina – Personal Network in 2025 and 2024), increasing P$39,090 million or 5.7%, as compared to P$691,813 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in cable television services revenues amounted to P$83,100 million and P$256,087 million in 2025 and 2024, respectively.

The increase in cable television service revenues in 2025 was mainly due to a 2.8% increase in ARPU and a 1.4% increase in the customer base.

The ARPU amounted to P$18,643.2 in 2025, compared to an ARPU of P$18,143.6 in 2024. The increase in ARPU reflects the impact of price increases implemented throughout the year. The effect generated by the restatement in current currency as of December 31, 2025 included in ARPU amounts to P$1,704.9 and P$6,456.3 as of December 31, 2025 and 2024, respectively

As of December 31, 2025, the customer base in Argentina amounted to 3.3 million customers, representing a 1.4% increase compared to 2024, driven by Flow Full and Flow Plus products. Flow Plus, which combines live TV, on-demand content, and streaming platforms in a flexible manner, was launched in June 2025 and began to be marketed as main product from the fourth quarter of 2025. Additionally, the average monthly churn rate amounted to 1.5% and 1.8% in 2025 and 2024, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of ICT Services provided in Argentina – Personal Network

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the year. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2025 and 2024:

	Year ended December 31,	Year ended December 31,
	2025	2024
	(P$ million)
Total Cable television service revenues	716,297	686,055
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(400)	(751)
Adjusted total service revenues included in the ARPU calculation	715,897	685,304
Average number of customers during the year (millions)	3.2	3.1
ARPU of Cable Television Services – Personal Network	18,643.2	18,143.6

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$569,178 million in 2025 (representing 11% and 14% of total services revenues for ICT Services provided in Argentina – Personal Network in 2025 and 2024, respectively) decreasing P$79,558 million, or 12.3%, as compared to P$648,736 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in fixed and data services revenues amounted to P$63,923 million and P$248,500 million in 2025 and 2024, respectively.

The decrease was primarily attributable to the Company’s inability to adjust prices at a pace consistent with inflation, considering accumulated inflation of 31.5% over the last twelve months, while the customer base remained stable.

The customer base of fixed telephony services amounted to 2.7 million (of which 2.3 million are IP fixed telephony service base) in 2025, compared to 2.7 million in 2024 (of which 1.9 million are IP fixed telephony service base).

Other services revenues

Other services revenues generated by other services amounted to P$109,584 million in 2025 (equivalent to 2% and 1% of total services revenues for ICT Services provided in Argentina – Personal Network in 2025 and 2024, respectively), increasing P$71,232 million as compared to P$38,352 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in other services revenues amounted to $10,675 million and $14,083 million in 2025 and 2024, respectively.

The increase in 2025 compared to 2024 is mainly due to interconnection services provided to the ICT Services segment in Argentina – TMA Network provided during 2025. These revenues are eliminated at the consolidated level as part of the consolidation process, as they constitute a transaction between subsidiaries.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Equipment

Equipment revenues amounted to P$251,186 million in 2025 (representing 4.8% of total revenues for ICT Services provided in Argentina – Personal Network), decreasing P$71,954 million, or 22.3%, as compared to P$323,140 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in equipment revenues amounted to P$30,192 million and P$116,713 million in 2025 and 2024, respectively.

The decrease was mainly due to the fact that the Company was unable to increase its prices to the same extent as the increase in inflation, partially offset by an increase in the number of handsets sold compared to 2024.

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – Personal Network are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – Personal Network totaled P$3,523,481 million in 2025, representing a decrease of P$79,780 million or 2.2% compared to P$3,603,261 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$453,616 million and P$1,391,905 million in 2025 and 2024, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$69,611 million to P$1,237,441 million in 2025 as compared to P$1,307,052 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Employee benefit expenses and severance payments amounted to P$140,974 million and P$483,077 million in 2025 and 2024, respectively.

The decrease was mainly due to lower severance payments and a reduction in headcount of 6.7%, amounting to 18,085 employees as of December 31, 2025, and, partially offset by compensation increases for employees covered by collective bargaining agreements (as agreed by the Company with the various labor unions) as well as for employees not covered by such agreements.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$16,764 million or 2.5%, amounting to P$655,777 million in 2025 as compared to P$672,541 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Fees for services, maintenance, materials and supplies amounted to P$93,997 million and P$279,499 million in 2025 and 2024, respectively.

The variation is mainly explained by the efficiency and management of resources through which fees for services decreased by P$15,492 million and maintenance and materials costs by P$3,164 million compared to 2024.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, increased P$32,985 million or 8.0%, amounting to P$443,828 million in 2025 as compared to P$410,843 million in 2024. Taxes and fees with the Regulatory Authority represent 8.4% and 8.2% of total revenues in 2025 and 2024, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2025, included in Taxes and fees with the Regulatory Authority amounted to P$49,872 million and P$152,324 million in 2025 and 2024, respectively.

The increase is mainly driven by the effect of tax charges arising from the higher revenue’s levels described above.

Commissions and advertising

Commissions and advertising increased P$18,742 million or 9.0%, amounting to P$227,669 million in 2025, as compared to P$208,927 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Commissions and advertising amounted to P$24,785 million and P$74,995 million in 2025 and 2024, respectively.

The increase is mainly due to higher advertising costs related to Flow campaigns (such as Flow Music, Flow Content, Flow Sports, among others). In addition, there was an increase in expenditure aimed at strengthening the positioning and visibility of the Personal brand.

Programming and content costs

Programming and content costs increased by P$29,594 million or 10.9%, amounting to P$301,703 million in 2025 as compared to P$272,109 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Programming and content costs amounted to P$33,898 million and P$99,687 million in 2025 and 2024, respectively.

The increase corresponds to the rise in Premium channel services, mainly in the Football Pack.

Other operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, interconnection and transmission costs, cost of equipment, among others) decreased P$74,726 million or 10.2%, amounting to P$657,063 million in 2025 as compared to P$731,789 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Other operating expenses amounts to P$110,090 million and P$302,323 million in 2025 and 2024, respectively.

The decrease is mainly explained by: i) lower costs of equipment sold ‒although the number of mobile devices sold increased compared to 2024, their costs did not increase in line with the accumulated inflation of 31.5% over the past twelve months; ii) lower interconnection costs were recorded, resulting from changes in contracting criteria associated with the new business dynamics, which allowed for optimization of link and site usage, together with lower traffic levels, partially offset by higher roaming costs; and iii) a reduction in bad debt expense, attributable to the continuation of the recovery actions implemented by the Company. These effects were partially offset by legal proceedings and other contingencies, as well as rental and internet capacity costs.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

●	ICT Services provided in Argentina – TMA Network

ICT Services provided in Argentina –
TMA Network
From the acquisition date until December 31, 2025
P$ million
Mobile Services	1,625,205
Internet Services	386,450
Cable Television Services	96,327
Fixed and Data Services	430,003
Other services revenues	42,045
Equipment revenues	168,463
Revenues	2,748,493
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets
Employee benefit expenses and severance payments	(685,615)
Fees for services, maintenance, materials and supplies	(360,546)
Taxes and fees with the Regulatory Authority	(259,255)
Commissions and advertising	(150,748)
Programming and content costs	(111,810)
Other operating costs	(536,208)
Adjusted EBITDA	644,311

Revenues for ICT Services provided in Argentina – TMA Network are comprised as follows:

Mobile Services

Mobile services revenues in 2025 amounted to P$1,625,205 million, representing 63% of total services revenues for ICT Services provided in Argentina – TMA Network.

The effect generated by the restatement in current currency as of December 31, 2025, included in Mobile services revenues amounted to P$152,749 million.

TMA’s ARPU amounted to P$8,175.7 for the period from the Acquisition date to December 31, 2025. The effect generated by the restatement in current currency as of December 31, 2025, included in ARPU amounted to P$769.

TMA’s mobile customers amounted to 19.1 million as of December 31, 2025, representing a 1.4% increase since the Acquisition date. Out of the total mobile customers as of December 31, 2025, 51% were prepaid customers and 49% were postpaid customers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Mobile Services in ICT Services provided in Argentina – TMA Network

A monthly operational measure used in the mobile services is ARPU, which TMA calculates by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from TMA’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

Period from the
Acquisition date to
December 31, 2025
(P$ million)
Total Mobile service revenues	1,625,205
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(63,654)
Adjusted total service revenues included in the ARPU calculation	1,561,551
Average number of customers during the year (millions)	19.1
ARPU of Mobile Services – TMA Network	8,175.7

Internet Services

Internet services revenues amounted to P$386,450 million since the Acquisition date, representing 15% of total services revenues for ICT Services provided in Argentina – TMA Network.

The effect generated by the restatement in current currency as of December 31, 2025, included in internet services revenues amounted to P$36,249 million.

During the period from the acquisition date to December 31, 2025, price increases were below inflation of 31.5%. The customer base as of December 31, 2025, was 1.6 million, representing a 4.9% increase over the period from the acquisition date through December 31, 2025.

ARPU reached P$24,192.3 in 2025 since the Acquisition date. The effect generated by the restatement in current currency as of December 31, 2025, included in ARPU amounted to P$2,269.2.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Internet Services in ICT Services provided in Argentina – TMA Network

A monthly operational measure used in internet services is ARPU, which TMA calculates by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

Period from the
Acquisition date to
December 31, 2025
(P$ million)
Total Internet service revenues	386,450
Components of service revenues not included in the ARPU calculation	—
Adjusted total service revenues included in the ARPU calculation	386,450
Average number of customers during the year (millions)	1.6
ARPU of Internet service revenues – TMA Network	24,192.3

Cable Television Services

Cable television service revenues amounted to P$96,327 million for the period from the Acquisition date to December 31, 2025, representing 3.7% of total services revenues for ICT Services provided in Argentina – TMA Network.

The effect generated by the restatement in current currency as of December 31, 2025, included in cable television services revenues amounted to P$9,220 million.

The customer base amounted to 0.4 million for the period from the Acquisition date to December 31, 2025, representing a 6.8% decrease since the Acquisition date.

ARPU amounted to P$23,800.1 for the period from the Acquisition date to December 31, 2025. The effect generated by the restatement in current currency as of December 31, 2025, included in ARPU amounts to P$2,277.4.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of ICT Services provided in Argentina – TMA Network

An important monthly operational measure used in the Cable Television services is ARPU, which TMA calculates by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations:

Period from the
Acquisition date to
December 31, 2025
(P$ million)
Total Cable television service revenues	96,327
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(72)
Adjusted total service revenues included in the ARPU calculation	96,255
Average number of customers during the year (millions)	0.4
ARPU of Cable Television Services in Argentina – TMA Network	23,800.1

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$430,003 million in 2025 for the period from the Acquisition date to December 31, 2025, representing 16.7% of total services revenues for ICT Services provided in Argentina – TMA Network since the Acquisition date.

The effect generated by the restatement in current currency as of December 31, 2025, included in fixed and data services revenues amounted to P$46,653 million.

The customer base amounted to 2.1 million as of December 31, 2025, of which 1.6 million were IP customers.

Other services revenues

Other services revenues amounted to P$42,045 million in 2025 for the period from the Acquisition date to December 31, 2025. This mainly corresponds to interconnection services provided to the segment ICT Services provided in Argentina – Personal Network. These sales are eliminated at the consolidated level as part of the consolidation process, as they represent an intercompany transaction between subsidiaries.

The effect generated by the restatement in current currency as of December 31, 2025, included in other services revenues amounted to $3,808 million.

Equipment

Equipment revenues amounted to P$168,463 million in 2025 for the period from the Acquisition date to December 31, 2025, representing 6.1% of total revenues for ICT Services provided in Argentina – TMA Network since the Acquisition date.

The effect generated by the restatement in current currency as of December 31, 2025, included in equipment revenues amounted to P$17,100 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – TMA Network are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for ICT Services provided in Argentina – TMA Network totaled P$2,104,182 million in 2025.

The effect generated by the restatement in current currency as of December 31, 2025, included in Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$244,947 million.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to P$685,615 million for the period from the Acquisition date to December 31, 2025, which includes P$157,349 million related to restructuring costs.

The effect generated by the restatement in current currency as of December 31, 2025, included in Employee benefit expenses and severance payments amounted to P$65,877 million.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to P$360,546 million for the period from the Acquisition date to December 31, 2025, with the most significant items being consulting, advisory and surveillance fees, as well as maintenance costs.

The effect generated by the restatement in current currency as of December 31, 2025, included in Fees for services, maintenance, materials and supplies amounted to P$35,240 million.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to P$259,255 million for the period from the Acquisition date to December 31, 2025, representing 12.3% of total operating costs from ICT Services provided in Argentina - TMA Network. This expense is closely related to the impact of taxes applicable to related sales and mainly includes turnover tax and fees to the Regulatory Authority.

The effect generated by the restatement in current currency as of December 31, 2025, included in Taxes and fees with the Regulatory Authority amounted to P$24,819 million.

Commissions and advertising

Commissions and advertising amounted to P$150,748 million for the period from the Acquisition date to December 31, 2025, consisting primarily of collection fees.

The effect generated by the restatement in current currency as of December 31, 2025, included in Commissions and advertising amounted to P$14,658 million.

Programming and content costs

Programming and content costs amounted to P$111,810 million for the period from the Acquisition date to December 31, 2025, consisting primarily of signal fees.

The effect generated by the restatement in current currency as of December 31, 2025, included in Programming and content costs amounted to P$10,598 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Other operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets

Other operating expenses amounted to P$536,208 million for the period from the Acquisition date to December 31, 2025, with the most significant costs being interconnection and transmission costs and the cost of equipment sold. Other operating expenses also include legal claims and other contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others.

The effect generated by the restatement in current currency as of December 31, 2025, included in Other operating expenses amounts to P$93,755 million.

●	Other segments

	Other segments
	Year ended December 31,		Total Change
	2025	2024
	P$ million		P$	%
Mobile Services	186,667	190,351	(3,684)	(1.9)
Internet Services	79,070	73,089	5,981	8.2
Cable Television Services	87,816	97,656	(9,840)	(10.1)
Fixed and Data Services	12,347	10,594	1,753	16.5
Other services revenues	58,309	52,940	5,369	10.1
Equipment revenues	7,122	10,386	(3,264)	(31.4)
Revenues	431,331	435,016	(3,685)	(0.8)
Operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets
Employee benefit expenses and severance payments	(38,041)	(39,685)	1,644	(4.1)
Fees for services, maintenance, materials and supplies	(57,824)	(58,459)	635	(1.1)
Taxes and fees with the Regulatory Authority	(17,405)	(17,509)	104	(0.6)
Commissions and advertising	(65,830)	(100,717)	34,887	(34.6)
Programming and content costs	(37,185)	(42,314)	5,129	(12.1)
Other operating	(77,092)	(78,926)	1,834	(2.3)
Adjusted EBITDA	137,954	97,406	40,548	41.6

Revenues for Other segments are comprised as follows:

Mobile Services

Mobile services revenues in 2025 amounted to P$186,667 million (a decrease of P$3,684 million or 1.9% as compared to 2024), remaining our primary business line in terms of services revenues (44% of total services revenues from Other segments in 2025 as compared to 44.8% in 2024). These revenues correspond to services provided in Paraguay.

The effect generated by the restatement in current currency as of December 31, 2025, included in Mobile services revenues amounted to P$19,996 million and P$74,135 million in 2025 and 2024, respectively.

The decrease in 2025 compared to 2024 was primarily attributable to a decrease in ARPU, mainly driven by lower top-up levels from prepaid customers. This effect is partially offset by the appreciation of the Guaraní against the Argentine peso in real terms (40.1% over the last twelve months), compared to an accumulated inflation rate of 31.5% in 2025.

Paraguay’s ARPU amounted to P$5,886.9 for the year ended December 31, 2025 (compared to P$6,516.9 for the year ended December 31, 2024), representing a 9.7% decrease.

Our customer base in Paraguay remained stable at 2.6 million as of December 31, 2025, and 2024. As of December 31, 2025, 70% of our customers were prepaid and 30% were postpaid, compared to 73% prepaid and 27% postpaid as of December 31, 2024. Average monthly churn reached 2.6% in 2025 compared to 2.7% in 2024.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to P$79,070 million in 2025 (equivalent to 18.6% of total services revenues from Other segments), representing an increase of P$5,981 million or 8.2%, compared to P$73,089 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in internet services revenues amounted to P$8,379 million and P$28,162 million in 2025 and 2024, respectively.

These revenues include P$78,771 million from services provided in Paraguay and P$299 million from services provided in Uruguay.

The increase in sales is attributable to the appreciation of the Guaraní against the Argentine peso in real terms (40.1% over the last twelve months), compared to an accumulated inflation rate for the fiscal year of 31.5% and the increase in the customer base of 10.1%, as a result of commercial efforts to capture new customers.

The total customer base considering Paraguay and Uruguay amounted to 0.3 million as of December 31 2025 and 2024, respectively.

Cable Television Services

Cable television service revenues amounted to P$87,816 million in 2025 (equivalent to 20.7% of total services revenues from Other segments), representing a decrease of P$9,840 million or 10.1% compared to P$97,656 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in cable television services revenues amounted to P$9,798 million and P$38,059 million in 2025 and 2024, respectively.

For the years ended December 31, 2025 and 2024, these revenues include P$63,075 million and P$72,587 million, respectively from services provided in Uruguay and P$24,741 million and P$25,069 million, respectively from services provided in Paraguay.

The decrease in cable television service revenues in Uruguay is attributable to a 10.4% reduction in the customer base, mainly due to customer migration to streaming and OTT platforms and increased competitive pressure. This decrease was partially offset by price increases implemented during the year and by the appreciation of the Uruguayan peso against the Argentine peso (57.5% over the last twelve months), compared to an accumulated inflation rate for the fiscal year of 31.5%.

The decrease in cable television service revenues in Paraguay is attributable to a 1.9% reduction in the customer base, partially offset by price increases and by the appreciation of the Guaraní against the Argentine peso (40.1% over the last twelve months), compared to an accumulated inflation rate for the fiscal year of 31.5%.

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$12,347 million in 2025 (equivalent to 2.9% of total services revenues from Other segments), representing an increase of P$1,753 million or 16.5% as compared to P$10,594 million in 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in fixed and data services revenues amounted to P$1,347 million and P$3,993 million in 2025 and 2024, respectively.

These revenues include P$11,710 million from services provided in USA and P$637 million from services provided in Paraguay.

Other services revenues

Other services revenues generated by other services amounted to P$58,309 million in 2025 (equivalent to 13.7% of total services revenues from Other segments), representing an increase of P$5,369 million or 10.1% as compared to P$52,940 million in 2024.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2025, included in other services revenues amounted to $6,455 million and $19,288 million in 2025 and 2024, respectively.

These services mainly include revenues related to fintech services, administrative fees, and advertising space sales, among others.

The variation was primarily driven by the increase in fintech services in Argentina, mainly due to the growth in the adoption of the “Personal Pay” digital wallet and the expansion in the number of users, which reached 4.7 million in 2025 compared to 3.6 million in 2024, representing a 28.8% increase.

On January 22, 2026, Telecom Argentina, together with its subsidiaries Micro Fintech Holding and Micro Sistemas, entered into a framework agreement with Banco Macro, pursuant to which Banco Macro made a capital contribution and, as a result, subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas. For additional information, see “Item 4—Information on the Company—Recent Developments—Agreement between Telecom Argentina, Micro Fintech Holding and Micro Sistemas with Banco Macro S.A.”

Equipment

Equipment revenues amounted to P$7,122 million in 2025, representing a decrease of P$3,264 million or 31.4% as compared to P$10,386 million in 2024. These revenues correspond to equipment sold in Paraguay.

The effect generated by the restatement in current currency as of December 31, 2025, included in equipment revenues amounted to P$726 million and P$4,464 million in 2025 and 2024, respectively.

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for Other segments are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) for Other segments totaled P$293,377 million in 2025, representing a decrease of P$44,233 million or 13.1% compared to 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$33,919 million and P$130,512 million in 2025 and 2024, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased by P$1,644 million, or 4.1%, to P$38,041 million in 2025 as compared to P$39,685 million in 2024, and mainly correspond to salary expenses, social security contributions and bonuses in Paraguay and Uruguay.

The effect generated by the restatement in current currency as of December 31, 2025, included in Employee benefit expenses and severance payments amounted to P$4,148 million and P$15,235 million in 2025 and 2024, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$635 million or 1.1%, amounting to P$57,824 million in 2025 as compared to P$58,459 million in 2024. The variation is mainly explained by efficiency measures and resources management, under which maintenance and materials costs decreased by P$4,548 million, partially offset by an increase in service fees of P$3,933 million compared to 2024. These costs mainly relate to Paraguay and the Fintech business.

The effect generated by the restatement in current currency as of December 31, 2025, included in Fees for services, maintenance, materials and supplies amounted to P$6,184 million and P$22,620 million in 2025 and 2024, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$104 million or 0.6%, amounting to P$17,405 million in 2025 compared to P$17,509 million in 2024. The decrease was mainly due to the decrease in revenues in 2025. Taxes and fees with the Regulatory Authority represent 4% of total revenues in 2025 and 2024.

The effect generated by the restatement in current currency as of December 31, 2025, included in Taxes and fees with the Regulatory Authority amounted to P$1,972 million and P$6,578 million in 2025 and 2024, respectively.

Commissions and advertising

Commissions and advertising decreased P$34,887 million or 34.6%, amounting to P$65,830 million in 2025, as compared to P$100,717 million in 2024. The decrease is mainly due to lower advertising costs related to Personal Pay campaigns in the fintech services.

The effect generated by the restatement in current currency as of December 31, 2025, included in Commissions and advertising amounted to P$8,447 million and P$38,240 million in 2025 and 2024, respectively.

Programming and content costs

Programming and content costs decreased by P$5,129 million or 12.1%, amounting to P$37,185 million in 2025 as compared to P$42,314 million in 2024. The decrease is the result of commercial efficiencies, partially offset by price increases in almost all channels. These costs mainly relate to Uruguay and Paraguay.

The effect generated by the restatement in current currency as of December 31, 2025, included in Programming and content costs amounted to P$4,170 million and P$16,744 million in 2025 and 2024, respectively.

Other operating costs without depreciation, amortization and impairment of Fixed and Intangible Assets

Other operating expenses (which mainly include interconnection and transmission costs, rentals and internet capacity, cost of equipment sold and bad debt expenses, among others) decreased P$1,834 million or 2.3%, amounting to P$77,092 million in 2025 as compared to P$78,926 million in 2024. These costs related to Paraguay, Uruguay, USA and the Fintech services.

The effect generated by the restatement in current currency as of December 31, 2025, included in Other operating expenses amounts to P$8,998 million and P$31,095 million in 2025 and 2024, respectively.

●	Eliminations

Eliminations represent services and costs incurred between reportable segments. These transactions are eliminated at the consolidated level but reported within each individual segment. They mainly relate to interconnection services provided between Telecom Argentina and TMA, and to foreign subsidiaries.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

(A.2) 2024 Compared to 2023

As of December 31, 2024, Telecom carried out its activities in Argentina and abroad (Paraguay, Uruguay, the United States and Chile). These operations were not analyzed as a separate segment by the Executive Committee and the CEO, who analyzed the consolidated information from Telecom Argentina and its ICT services subsidiaries (in currency of the transaction’s dates) treating all operations as a single segment. Additionally, Telecom, through Micro Sistemas, developed activities in the fintech industry in Argentina. The operations that Telecom developed through Micro Sistemas, and those developed abroad, were not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments.”

Since operations of Fintech Services and abroad were not material, the explanations set forth below reflect mainly developments and information attributable to our ICT services in Argentina.

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Revenues	5,442,958	5,898,611	(7.7)	(455,653)
Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets)	(3,910,577)	(4,238,842)	(7.7)	328,265
Depreciation, amortization and impairment of Fixed and Intangible Assets	(1,725,057)	(2,018,038)	(14.5)	292,981
Operating loss	(192,676)	(358,269)	(46.2)	165,593
Losses from associates and joint ventures	(15,094)	(5,408)	n/a	(9,686)
Financial results from borrowings	1,914,786	(1,817,071)	n/a	3,731,857
Other financial results, net	190,451	496,492	(61.6)	(306,041)
Income tax (loss) benefit	(538,237)	968,990	n/a	(1,507,227)
Net income (loss)	1,359,230	(715,266)	n/a	2,074,496

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	1,331,805	(738,306)	n/a	2,070,111
Non-controlling interest	27,425	23,040	19.0	4,385

Adjusted EBITDA (1)	1,532,381	1,659,769	(7.7)	(127,388)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets. For further information on the use of Adjusted EBITDA, see “—Adjusted EBITDA” below.

In 2024, net income amounted to P$1,359,230 million, representing 25% of consolidated revenues. The increase in net income in 2024 compared to 2023 was mainly due to an increase in positive financial results of P$3,425,816 million, partially offset by an increase in income tax loss of P$1,507,227 million.

In 2024, Adjusted EBITDA totaled P$1,532,381 million, representing 28.2% of consolidated revenues. The decrease in 2024 compared to 2023 was mainly due to a decrease in consolidated revenues of P$455,653 million, partially offset by the decrease in operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) of P$328,265 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Revenues

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Mobile Services	2,209,144	2,376,379	(7.0)	(167,235)
Internet Services	1,390,491	1,288,819	7.9	101,672
Cable Television Services	789,469	1,040,921	(24.2)	(251,452)
Fixed and Data Services	659,330	699,002	(5.7)	(39,672)
Other services revenues	60,998	54,714	11.5	6,284
Services Revenues	5,109,432	5,459,835	(6.4)	(350,403)
Equipment revenues	333,526	438,776	(24.0)	(105,250)
Revenues	5,442,958	5,898,611	(7.7)	(455,653)

During 2024, total consolidated revenues decreased by 7.7%, amounting to P$5,442,958 million compared to P$5,898,611 million in 2023.

Despite increased demand for services, consolidated revenues decreased mainly due to the 117.8% inflation rate over the past twelve months, as the Company and other competitors in the ICT industry did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$5,109,432 million in 2024, decreasing 6.4% as compared to P$5,459,835 million in 2023 and represented 93.9% of consolidated revenues. Equipment revenues amounted to P$333,526 million in 2024 as compared to P$438,776 million in 2023 and represented 6.1% of consolidated revenues.

The effect generated by the restatement in current currency as of December 31, 2025, increased consolidated revenues by P$2,029,239 million and P$4,768,781 million in 2024 and 2023, respectively.

Consolidated revenues for 2024 and 2023 are comprised as follows:

Mobile Services

Mobile services revenues in 2024 amounted to P$2,209,144 million (a decrease of P$167,235 million or 7.0% as compared to 2023), being the principal contributor to our total services revenues for 2024 (43.2% of consolidated services revenues in 2024 as compared to 43.5% in 2023). Mobile internet services revenues represented 95% of the mobile services revenues as of December 31, 2024 and 2023.

The effect generated by the restatement in current currency as of December 31, 2025, included in Mobile services revenues amounted to P$823,432 million and P$1,921,758 million in 2024 and 2023, respectively.

Mobile services revenues ICT Services provided in Argentina – Personal Network amounted to P$2,018,793 million (a decrease of P$167,061 million as compared to 2023). This decrease was mainly due to a 10.4% decrease in the ARPU, partially offset by a 3.0% increase in the number of customers.

Personal’s ARPU amounted to P$7,840.3 for the year ended December 31, 2024 (compared to P$8,754.7 for the year ended December 31, 2023). This decrease was mainly explained by the fact that, as a consequence of the 117.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2025 included in ARPU amounted to P2,906.3 and P$7,081.0 as of December 31, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in customers of prepaid services of 4.2% (which have a lower ARPU than postpaid customers).

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

ARPU of Mobile Services – ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others—(divided by 12 months) by the average number of customers during the year. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,	Year ended December 31,
	2024	2023

	(P$ million)
Total Mobile service revenues Network	2,018,793	2,185,854
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(16,520)	(18,071)
Adjusted total service revenues included in the ARPU calculation	2,002,273	2,167,783
Average number of customers during the year (millions)	21.3	20.6
ARPU of Mobile Services - ICT Services provided in Argentina - Personal Network	7,840.3	8,754.7

Mobile services revenues generated in Paraguay amounted to P$190,351 million in 2024 (compared to P$190,525 million in 2023, representing a 0.1% decrease). This variation was mainly due to the decrease in Núcleo’s ARPU of 15.0%, partially offset by an increase of a 10.6% in the customer base.

Núcleo’s ARPU amounted to P$6,516.9 for the year ended December 31, 2024 (compared to P$7,663.2 for the year ended December 31, 2023). The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition.

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

Internet Services

Internet services revenues amounted to P$1,390,491 million in 2024 (equivalent to 27.2% of total consolidated services revenues), increasing P$101,672 million or 7.9% as compared to P$1,288,819 million in 2023. The effect generated by the restatement in current currency as of December 31, 2025, included in internet services revenues amounted to P$515,982 million and P$1,039,317 million in 2024 and 2023, respectively.

The increase in internet services revenues in 2024 was mainly due to the increase in the Broadband Internet access ARPU of 8.1%.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The ARPU reached P$26,860.4 in 2024 as compared to P$24,841.1 in 2023. This increase in ARPU is mainly explained by the fact we granted less discounts to customers in these services. The effect generated by the restatement in current currency as of December 31, 2025, included in ARPU amounted to P$9,934.2 and P$20,015.7 as of December 31, 2024 and 2023, respectively.

The customer base remained stable, which was a product of the Company’s efforts to maintain the customer base, considering the intense competition. Additionally, the churn rate per month amounted to 1.5% in 2024 and 1.8% in 2023.

ARPU of Internet Services - ICT Services provided in Argentina - Personal Network

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the year. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,	Year ended December 31,
	2024	2023
	(P$ million)
Total Internet service revenues	1,310,927	1,218,833
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	1,310,927	1,218,833
Average number of customers during the year (millions)	4.0	4.1
ARPU of Internet service revenues in Argentina - ICT Services provided in Argentina - Personal Network	26,860.4	24,841.1

Cable Television Services

Cable television service revenues amounted to P$789,469 million in 2024 (equivalent to 15.5% of total consolidated services revenues), decreasing P$251,452 million or 24.2% as compared to revenues in 2023. The effect generated by the restatement in current currency as of December 31, 2025, included in cable television services revenues amounted to P$294,146 million and P$844,987 million in 2024 and 2023, respectively.

The decrease in cable television service revenues in 2024 was mainly due to the decrease in ARPU, a 26.3% decrease compared to 2023, partially offset by a 1.9% increase in the customer base compared to 2023.

The ARPU amounted to P$18,143.6 for the year ended December 31, 2024, compared to an ARPU of P$24,610.8 for the year ended December 31, 2023. The decreased is mainly explained since inflation during 2024 amounted to 117.8%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2025 included in ARPU amounts to P$6,456.3 and P$19,991.6 as of December 31, 2024 and 2023, respectively). Additionally, greater commercial discounts have been applied as part of the customer retention strategy.

As of December 31, 2024, the customer base for ICT Services provided in Argentina – Personal Network amounted to 3.2 million customers, increasing by 2.0% compared to 2023, leveraged by Flow Full and Flow Flex products, where from the third quarter of 2024, Flow Flex, began to be marketed as main product. Out of the total customers as of December 31, 2024, 1.5 million were Flow’s customer base and 1.1 million were Premium Package’s customer base, whereas as of December 31, 2023, 1.4 million were Flow’s customer base and 1.2 were Premium Package’s customer base. Additionally, the average churn rate per month amounted to 1.8% in 2024 and 2023.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

ARPU of Cable Television Services - ICT Services provided in Argentina – Personal Network

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the year. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended December 31,	Year ended December 31,
	2024	2023
	(P$ million)
Total Cable television service revenues	686,055	936,318
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(751)	(2,536)
Adjusted total service revenues included in the ARPU calculation	685,304	933,782
Average number of customers during the year (millions)	3.1	3.1
ARPU of Cable Television Services in Argentina - ICT Services provided in Argentina - Personal Network	18,143.6	24,610.8

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$659,330 million in 2024 (representing 12.9% of our total consolidated services revenues) decreasing P$39,672 million or 5.7% as compared to P$699,002 million in 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in fixed and data services revenues amounted to P$252,493 million and P$563,939 million in 2024 and 2023, respectively.

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

Other services revenues

Other services revenues generated by other services amounted to $60,998 million in 2024, increasing $6,284 million or 11.5% compared to 2023. The effect generated by the restatement in current currency as of December 31, 2024, included in other services revenues amounted to $22,009 million and $43,845 million in 2024 and 2023, respectively.

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

Equipment

Equipment revenues amounted to P$333,526 million in 2024 (representing 6.1% of our total consolidated revenues) decreasing P$105,250 million or 24.0% as compared to 2023.

The effect generated by the restatement in current currency as of December 31, 2025, included in equipment revenues amounted to P$121,177 million and P$354,935 million in 2024 and 2023, respectively.

The decrease was mainly due to a lower number of handsets sold compared to 2023 (14%).

Operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets)

	Year ended December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(1,346,737)	(1,473,756)	(8.6)	127,019
Interconnection and transmission costs	(155,918)	(174,151)	(10.5)	18,233
Fees for services, maintenance, materials and supplies	(724,120)	(741,134)	(2.3)	17,014
Taxes and fees with the Regulatory Authority	(428,352)	(453,157)	(5.5)	24,805
Commissions and advertising	(305,491)	(345,483)	(11.6)	39,992
Cost of equipment	(259,216)	(318,199)	(18.5)	58,983
Programming and content costs	(314,423)	(332,792)	(5.5)	18,369
Bad debt expenses	(112,102)	(127,913)	(12.4)	15,811
Other operating expenses	(264,218)	(272,257)	(3.0)	8,039
Total operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets)	(3,910,577)	(4,238,842)	(7.7)	328,265

Total operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) decreased P$328,265 million or 7.7% in 2024, amounting to P$3,910,577 million, as compared to 2023.

Despite being in a context in which year-on-year inflation was 117.8%, the Company has managed to make its operating costs more efficient and achieve a reduction.

The effect generated by the restatement in current currency as of December 31, 2024, included in operating costs (without depreciation, amortization and impairment of Fixed and Intangible Assets) amounted to P$1,511,055 million and P$3,437,361 million in 2024 and 2023, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$127,019 million to P$1,346,737 million in 2024 as compared to P$1,473,756 million in 2023. The decrease was mainly due to a reduction in headcount of 6.0%, amounting to 19,987 employees as of December 31, 2024, and, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and for non-unionized employees, together with related social security charges and an increase in severance payments.

The effect generated by the restatement in current currency as of December 31, 2025, included in Employee benefit expenses and severance payments amounted to P$498,312 million and P$1,184,876 million in 2024 and 2023, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for Roaming and cost of international outbound calls and lease of circuits) decreased P$18,233 million or 10.5%, amounting to P$155,918 million in 2024 as compared to P$174,151 million in 2023, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and partially offset by increases in the foreign exchange rate in relation to fixed services denominated in U.S. dollars.

The effect generated by the restatement in current currency as of December 31, 2024, included in Interconnection and transmission costs amounted to P$61,364 million and P$140,262 million in 2024 and 2023, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$17,014 million or 2.3%, amounting to P$724,120 million in 2024 as compared to P$741,134 million in 2023. The variation is mainly explained by the efficiency and management of resources through which fees for services decreased by P$38,402 million compared to 2023 partially offset by higher costs of maintenance and materials for P$20,348 million compared to 2023.

The effect generated by the restatement in current currency as of December 31, 2025, included in Fees for services, maintenance, materials and supplies amounted to P$299,520 million and P$600,926 million in 2024 and 2023, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$24,805 million or 5.5%, amounting to P$428,352 million in 2024 as compared to P$453,157 million in 2023. The decrease was mainly due to the decrease in sales in 2024. Taxes and fees with the Regulatory Authority represent a 7.9% and 7.7% of total revenues in 2024 and 2023, respectively.

The effect generated by the restatement in current currency as of December 31, 2024, included in Taxes and fees with the Regulatory Authority amounted to P$158,902 million and P$366,598 million in 2024 and 2023, respectively.

Commissions and advertising

Commissions and advertising decreased P$39,992 million or 11.6%, amounting to P$305,491 million in 2024, as compared to P$345,483 million in 2023. The decrease is mainly due to lower charges for agent commissions and collection commissions partially offset by advertising costs related to Flow and Personal Play campaigns.

The effect generated by the restatement in current currency as of December 31, 2025, included in Commissions and advertising amounted to P$111,771 million and P$280,264 million in 2024 and 2023, respectively.

Cost of equipment

Cost of equipment decreased P$58,983 million or 18.5%, amounting to P$259,216 million in 2024 as compared to P$318,199 million in 2023. The variation is mainly due to a decrease in handsets sold of 14%.

The effect generated by the restatement in current currency as of December 31, 2025, included in Cost of equipment amounted to P$122,100 million and P$266,655 million in 2024 and 2023, respectively.

Programming and content costs

Programming and content costs decreased by P$18,369 million or 5.5%, amounting to P$314,423 million in 2024 as compared to P$332,792 million in 2023. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

The effect generated by the restatement in current currency as of December 31, 2025, included in Programming and content costs amounted to P$116,431 million and P$268,943 million in 2024 and 2023, respectively.

Bad debt expenses

Bad debt expenses decreased P$15,811 million, amounting to P$112,102 million in 2024, representing 2.1% and 2.2% of the revenues in 2024 and 2023, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of December 31, 2025, included in Bad debt expenses amounted to P$42,728 million and P$104,750 million in 2024 and 2023, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$8,039 million to P$264,218 million in 2024 as compared to P$272,257 million in 2023. The decrease is mainly due to lower charges in legal claims and contingent liabilities and postage, freight and travel expenses, partially offset by higher costs of energy, insurances and rentals.

The effect generated by the restatement in current currency as of December 31, 2024, included in Other operating expenses amounts to P$99,927 million and P$224,087 million in 2024 and 2023, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income (loss), less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Net income (loss)	1,359,230	(715,266)	n/a	2,074,496
Income tax loss (benefit)	538,237	(968,990)	n/a	1,507,227
Other financial results, net	(190,451)	(496,492)	(61.6)	306,041
Financial results from borrowings	(1,914,786)	1,817,071	n/a	(3,731,857)
Losses from associates and joint ventures	15,094	5,408	n/a	9,686
Operating loss	(192,676)	(358,269)	(46.2)	165,593
Depreciation, amortization and impairment of Fixed and Intangible Assets	1,725,057	2,018,038	14.5	(292,981)
Adjusted EBITDA	1,532,381	1,659,769	(7.7)	(127,388)

Our consolidated Adjusted EBITDA amounted to P$1,532,381 million in 2024, representing a decrease of P$127,388 million or 7.7% as compared to P$1,659,769 million in 2023. Adjusted EBITDA represented 28.2% and 28.1% of our total consolidated revenues in 2024 and 2023, respectively.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Depreciation, Amortization and Impairment of Fixed and Intangible Assets

Depreciation, amortization and impairment of Fixed and Intangible Assets decreased P$292,981 million, amounting to P$1,725,057 million in 2024 as compared to P$2,018,038 million in 2023.

The variation is due to the effect of those assets that ended their useful life after December 31, 2023, partially offset by the impact of the amortization of the capital expenditures subsequent to that same date, which, in turn, decreased compared to last year.

The effect generated by the restatement in current currency as of December 31, 2025, included in Depreciation, amortization and impairment of Fixed and Intangible Assets amounted to P$1,499,317 million and P$1,919,742 million in 2024 and 2023, respectively.

Operating loss

In 2024, our consolidated operating loss amounted to P$192,676 million, representing a decrease of P$165,593 million as compared to 2023. Operating loss represented (3.5)% and (6.1)% of consolidated revenues in 2024 and 2023, respectively.

	Year ended December 31,		% of Change
	2024	2023	2024-2023

	(P$ million / %)		Increase/(Decrease)
Adjusted EBITDA (1)	1,532,381	1,659,769	(7.7)
As % of revenues	28.2	28.1
Depreciation, amortization and impairment of Fixed and Intangible Assets	(1,725,057)	(2,018,038)	(14.5)
As % of revenues	(31.7)	(34.2)
Operating loss	(192,676)	(358,269)	(46.2)
As % of revenues	(3.5)	(6.1)
(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangible Assets. For further information on the use of adjusted EBITDA, see “Item 5—Operating and Financial Review and Prospects—Adjusted EBITDA.”

Financial Results, Net

	Year ended December 31,		Total Change
	2024	2023	$	%
Interests on borrowings	(173,837)	(167,520)	(6,317)	3.8
Remeasurement in borrowings	(135,137)	142,649	(277,786)	n/a
Foreign currency exchange gains (losses) on borrowings	2,220,302	(1,789,911)	4,010,213	n/a
Borrowings renegotiation results and repurchase of Notes	3,458	(2,289)	5,747	n/a
Total financial results from borrowings	1,914,786	(1,817,071)	3,731,857	n/a
Other foreign currency exchange gains (losses)	246,837	(171,265)	418,102	n/a
Fair value gains (losses) on financial assets at fair value through profit or loss	(59,723)	184,263	(243,986)	n/a
Other interests, net	31,964	44,202	(12,238)	(27.7)
RECPAM	170,007	538,038	(368,031)	(68.4)
Other	(198,634)	(98,746)	(99,888)	n/a
Total other financial results, net	190,451	496,492	(306,041)	(61.6)
Total financial results, net	2,105,237	(1,320,579)	3,425,816	n/a

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

We incurred financial gains, net of P$2,105,237 million in 2024, as compared to financial loss, net of P$1,320,579 million in 2023. Financial Results, net in 2024 mainly include gain generated by (i) foreign exchange differences measured in real terms of P$2,467,139 million as a result of the U.S. dollar appreciating 27.7% against the Argentine Peso compared to a 117.8% inflation (compared to a loss of P$1,961,176 million in 2023 and 356.3% devaluation of the Argentine Peso against the U.S. dollar compared to a 211.4% inflation in 2023) and (ii) the effect generated by the restatement in current currency, which amounted to a gain of P$170,007 million (compared to P$538,038 million in 2023). These gains were partially offset by losses generated by (i) interest on borrowings measured in real terms of P$173,837 million (compared to P$167,520 million in 2023), (ii) remeasurement in borrowings of P$135,137 million (compared to a gain of P$142,649 million in 2023), (iii) other financial results of P$163,212 million (compared to P$56,833 million in 2023), and (iv) fair value losses on financial assets at fair value through profit or loss of P$59,723 million (compared to a gain of P$184,263 million in 2023). Other financial results include the effect of PAIS tax of P$75,143 million in 2024.

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

Income tax amounted to a loss of P$538,237 million in 2024 as compared to a gain of P$968,990 million in 2023. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax loss in fiscal year 2024 amounting to P$14,344 million and tax loss in fiscal year 2023 amounting to P$8,305 million, and (ii) regarding the deferred tax, in 2024 Telecom recorded a deferred tax loss of P$523,893 million compared to a deferred tax gain of P$977,295 million in 2023.

For more information on income tax, see Notes 3 and 16 to our Consolidated Financial Statements.

Net income (loss)

Telecom Argentina recorded a net income of P$1,359,230 million in 2024 as compared to a net loss of P$715,266 million for 2023 and represents 25% of consolidated revenues as compared to (12.1) % in 2023. The increase in net income was mainly due to the income before income tax of P$1,897,467 million, partially offset by the income tax loss amounting to P$538,237 million.

Net income attributable to controlling shareholders amounted to P$1,331,805 million in 2024 as compared to a net loss of P$738,306 million in 2023.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2026 to refinance its outstanding debt, if necessary.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Borrowings Developments during 2025

The most relevant borrowings developments in 2025 were the following:

Notes

During 2025, Telecom Argentina successfully completed the issuance new series of Notes as follows:

		Amount involved					Interest
Series	Currency	(in millions)	Issuance date	Maturity date	Amortization	Interest rate	payment date
24	US$	800	05/2025	05/2033	In two installments: (i) 50% in 05/2032 and (ii) 50% in 05/2033	9.25%	Semiannual basis
25	US$	51	07/2025	04/2027	In one installment at maturity date	7.50%	Quarterly basis
26		$57,961	07/2025	07/2026	In one installment at maturity date	TAMAR plus 4%	Quarterly basis
24 Additional	US$	200	07/2025	05/2033	In two installments: (i) 50% in 05/2032 and (ii) 50% in 05/2033	9.25%	Semiannual basis

Additionally, on January 20, 2026, and March 5, 2026 the Company issued the 2036 Notes and the Series 28 Notes, respectively. See “Item 4—Information on the Company—Recent Developments—Debt Transactions.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Bank and other financing entities loans

		Principal residual
		nominal value as					Interest
		December 31, 2025	Maturity				payment
Entities	Currency	(in millions)	date	Amortization	Interest rate	Spread	date
Syndicated loan (1)	US$	151	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis
Bilateral loan (2)	US$	31	Between 02/2028 and 02/2030	Semiannual Basis from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis
Banco Macro S.A.		$100,000	07/2028	In three installments: -33.33% in July, 2026 -33.33% in July, 2027 -33.34% in July, 2028	TAMAR	6.60%	Quarterly basis
Banco BBVA Argentina S.A.		$50,000	01/2028	In three installments: -33.33% in January, 2027 -33.33% in July, 2027 -33.34% in January, 2028	TAMAR	3.85%	Quarterly basis
Industrial and Commercial Bank of China (Argentina) S.A.U.	RMB	930	07/2028	In three installments: -33.33% in January, 2028 -33.33% in April, 2028 -33.34% in July, 2028	Fixed 6.15%	n/a	Quarterly basis
BNA		$25,000	08/2026	In one installment at maturity date	Fixed 47.75%	n/a	In one installment at maturity date
Bank of China Limited	RMB	1,030	09/2028	In one installment at maturity date	Fixed 4.8%	n/a	Quarterly basis
(1)	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A.
(2)	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law.

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 14 and 27 to our Consolidated Financial Statements.

Derivative Financial Instruments

From time to time, in the ordinary course of business, Telecom enters into derivative contracts mainly to hedge the fluctuation of, mainly, exchange and interest rates.

During fiscal year 2025, the Company operated in the ROFEX market to hedge fluctuations in the exchange rate of part of its foreign currency debt. As of December 31, 2025, the Company holds ROFEX contracts for US$29 million, for which a DFI of $168 million was recognized.

For more information about Telecom’s derivative contract, see Note 23 and 27 to our Consolidated Financial Statements.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Cash Flow

The table below summarizes Telecom’s consolidated cash flows for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

	(P$ million)
Cash flows provided by operating activities	2,385,858	1,067,513	1,769,491
Cash flows used in investing activities	(3,011,630)	(504,380)	(1,631,680)
Cash flows provided by (used in) financing activities	612,957	(533,590)	(275,457)
Net foreign exchange differences and RECPAM on cash and cash equivalents	63,120	(68,496)	238,050
Net Increase/ (Decrease) in cash and cash equivalents	(12,815)	29,543	(137,646)
Cash and cash equivalents at the beginning of the year	418,745	457,698	357,294
Cash and cash equivalents at the end of the year	469,050	418,745	457,698

As of December 31, 2025, 2024 and 2023, we had P$469,050 million, P$418,745 million and P$457,698 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$2,385,858 million, P$1,067,513 million and P$1,769,491 million in 2025, 2024 and 2023, respectively.

Net cash provided by operating activities increased P$1,318,345 million in 2025 compared to 2024, primarily due to an increase of P$1,485,489 million in net income, adjusted for non-cash income and expense, slightly offset by an increase in net cash outflows in connection with changes in our assets and liabilities of P$161,835 million and higher income tax payments of P$5,309 million. The increase in net cash outflows in connection with changes in our assets and liabilities was primarily due to an increase in other tax payable payments and employee compensation and social security obligations, partially offset by an increase in cash flows related to trade receivables and an increase in accounts payable.

Cash flows from operating activities in 2025 contain P$482,735 million corresponding to the consolidation of TMA.

Net cash provided by operating activities decreased P$701,978 million, or 39.7% in 2024 compared to 2023, primarily due to an increase of P$772,900 million in net cash outflows in connection with changes in our assets and liabilities, slightly offset by a decrease of P$65,955 million in net loss, adjusted for non-cash income and expense and lower income tax payments of P$4,967 million. The decrease was primarily due to an increase in trade payable payments, mostly due to settlements of outstanding foreign currency payables (which also were settled using government bonds), an increase in payments of salaries and social security payables, partially offset by an increase in cash flows related to trade receivables and other receivables.

Cash flows used in investing activities were P$3,011,630 million, P$504,380 million and P$1,631,680 million in 2025, 2024 and 2023, respectively.

In 2025, cash flows used in investing activities included mainly payments for acquisition of subsidiary, net of cash acquired of P$ 1,304,037 million, payments for acquisitions of PP&E and Intangible assets of P$1,490,635 million, and payments for investments not considered as cash and cash equivalents of P$732,319 million, partially offset by cash acquired from investments not considered as cash and cash equivalents of P$442,802 million.

Cash flows used in investing activities in 2025 contain $(275,388) million corresponding to the consolidation of TMA.

In 2024, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$518,576 million, investments not considered as cash and cash equivalents of P$424,073 million, net of cash acquired from investments not considered as cash and cash equivalents of P$438,002 million.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In 2023, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$1,327,791 million and payments for investments not considered as cash and cash equivalents of P$766,727 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents of P$400,610 million.

Cash flows provided by (used in) financing activities were P$612,957 million, P$(533,590) million and P$(275,457) million in 2025, 2024 and 2023, respectively.

In 2025, cash flows provided by financing activities included proceeds from borrowings for P$3,959,692 million, partially offset by payments for borrowings, interest and related expenses and leases liabilities for P$3,293,798 million, cash dividend payments for P$37,926 million and payments for repurchase of Notes for P$15,011 million.

Cash flows provided by financing activities in 2025 contain P$(65,323) million corresponding to the consolidation of TMA.

In 2024, cash flows used in financing activities included mainly payments for borrowings, interest and related expenses and leases liabilities for P$2,023,874 million, transaction with non-controlling interests for P$36,146 million, payment for repurchase of Notes for P$34,913 million and cash dividend payments for P$12,634 million partially offset by proceeds from borrowings for P$1,573,995 million.

In 2023, cash flows used in financing activities included mainly payments for borrowings, interest and related expenses and leases liabilities for P$1,374,221 million and cash dividend payments for P$11,516 million partially offset by proceeds from borrowings for P$1,111,970 million.

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

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2025	2024	Total Change

	(P$ million)
Trade receivables	799,188	389,375	409,813
Other receivables (not considering DFI)	159,801	58,875	100,926
Inventories	79,530	79,513	17
Current liabilities (not considering borrowings)	(2,221,756)	(1,165,088)	(1,056,668)
Operating working capital - negative	(1,183,237)	(637,325)	(545,912)
As % of Revenues	14.2%	11.7%

Cash and cash equivalents	469,050	418,745	50,305
DFI	168	—	168
Investments	323,064	44,179	278,885
Current borrowings	(1,616,544)	(1,411,178)	(205,366)
Net Current financial liability	(824,262)	(948,254)	123,992

Assets classified as held for sale	3,011	2,322	689

Negative working capital (current assets—current liabilities)	(2,004,488)	(1,583,257)	(421,231)
Liquidity rate	0.48	0.39	0.09

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$2,004,488 million as of December 31, 2025 (increasing P$421,231 million compared to December 31, 2024).

During 2025 and 2024, Telecom raised funds from the financial market to refinance part of its borrowings in order to optimize its maturity, interest rate and structure. For more information, see “—Liquidity and Capital Resources—Sources and Uses of Funds—Borrowings Developments during 2025.” Telecom will continue with its strategy of refinancing its borrowings in order to extend the contractual terms, and to obtain lower financing costs, with the aim of being able to cover its negative working capital.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “—Working Capital” herein.

Reconciliation

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standards measure:

Operating working capital - negative

	2025	2024

	(P$ million)
Trade receivables (current)	799,188	389,375
Other receivables (current without DFI)	159,969	58,875
DFI (current)	(168)	—
Inventories	79,530	79,513
Current liabilities	(3,838,300)	(2,576,266)
Borrowings (current)	1,616,544	1,411,178
Operating working capital - negative	(1,183,237)	(637,325)

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Net Current financial liability

	2025	2024

	(P$ million)
Current liabilities	(3,838,300)	(2,576,266)
Trade payables (current)	1,108,820	584,980
Salaries and social security payables (current)	435,044	297,645
Income tax payables	66,741	5,999
Other taxes payables (current)	243,086	119,264
Dividend payable	87	902
Leases liabilities (current)	149,030	98,045
Other liabilities (current)	85,165	53,144
Provisions (current)	133,783	5,109
Cash and cash equivalents	469,050	418,745
Other Receivables DFI (current)	168	—
Investments (current)	323,064	44,179
Net Current financial liability	(824,262)	(948,254)

Negative working capital (current assets — current liabilities)

	2025	2024

	(P$ million)
Current assets	1,833,812	993,009
Current liabilities	3,838,300	2,576,266
Negative working capital (current assets—current liabilities)	(2,004,488)	(1,583,257)

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

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$469,050 million and P$418,745 million as of December 31, 2025, and 2024, respectively. During the years ended December 31, 2025, and 2024, Telecom continued obtaining funds from the financial market used to finance the Acquisition, pay its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings within the framework of its permanent policy of optimizing the term, rate and structure of its borrowings. For further information, see Note 14 to our Consolidated Financial Statements.

For further information on the breakdown of our financial liabilities into relevant maturity groups based on the remaining period from December 31, 2025, to the contractual maturity date, please see Note 27 to our Consolidated Financial Statements.

Further, the Company has future obligations related to various purchase commitments that are presented in Note 21 to our Consolidated Financial Statements.

Compliance with Covenants

The Company holds certain loans with IDB, Finnvera, EDC, CDB, the Bilateral Loan Agreement, the Syndicated Loan Agreement and the Bank of China Limited, which, as of December 31, 2025, amounted to P$661,698 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios calculated on a quarterly basis (coinciding with the presentation of the Company’s financial statements) based on contractual definitions: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net.”

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

As of the date of issuance of this Annual Report, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the original loan agreements and is also in compliance with the rest of the covenants established.

For more information, see Note 14 of our Consolidated Financial Statements.

Dividends to Shareholders

Telecom Argentina has distributed non-cash dividends through the delivery of 2030 Global Bonds issued by Argentina, funded by partial reversals of its voluntary reserve. These distributions were approved by the Ordinary and Extraordinary Shareholders’ Meetings held on April 27, 2023, April 25, 2024 and April 25, 2025. The table below summarizes these distributions:

		Distributed amount
		Currency of the	Current currency as of
		transaction date	December 31, 2025
Year	Non cash	(in millions of P$)
2025(1)	2030 Global Bonds	184,540	189,790
2024	2030 Global Bonds	115,725	156,352
2023	2030 Global Bonds	47,701	299,199
(1)	In 2025, Telecom Argentina additionally distributed dividends on cash of P$12,495 million in current currency as of December 31, 2025, net of withholding tax of P$7,791 million. Additionally, P$16,680 million were compensated with amounts paid by the Company in connection with the Personal Assets Tax for fiscal year 2024. Total dividends distributed were P$226,756 million.

For more information on our dividends to shareholders, see Note 22 of our Consolidated Financial Statements.

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

Capital Expenditures

We estimate that our capital expenditures in 2026 will be approximately P$2,111,085 million, compared to P$1,485,577 million in 2025 (which represented 17.8% of our consolidated revenues).

The primary investment projects in PP&E are related to the expansion of cable television and internet services, aimed at improving transmission and access speed for customers, the deployment of 4G coverage and capacity, and the continued expansion of 5G to support mobile internet growth and enhance service quality.

ICT Services provided in Argentina – Personal Network

In terms of infrastructure, throughout 2025, we continued to enhance the services we provide through the deployment of the 4G/LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE and the deployment of fiber optics to connect homes with broadband, which also improved our fixed and data networks. The deployment of 4G/LTE reached a coverage of 97% of the urban population, and we achieved a coverage of 98% of the population in Argentina’s major cities. Our mobile network customers with access to our 4G network, according to the latest benchmark conducted by Ookla, experience improved service quality, with average speeds of 78 Mbps in 2025 and 2024. Additionally, approximately 85% of calls are made via VoLTE, a technology that enables voice calls over the 4G network with significant improvements in audio and video quality. During 2025, the Company continued the expansion of its 5G network, incorporating 819 new sites.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

Furthermore, we continued deploying mobile site connectivity to achieve better quality and capacity, replacing radio links with high-capacity fiber optic connections. Lastly, we continued with the plan to connect remote and low-density areas through satellite backhaul.

ICT Services provided in Argentina – TMA Network

In terms of fixed access infrastructure, during 2025 TMA continued strengthening its broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure. These initiatives were oriented toward improving service quality, expanding high-speed access and enhancing the overall customer experience.

Throughout the year, TMA advanced the rollout of FTTH in new residential areas, buildings and commercial zones, deploying more than 350,000 new homes passed across over 11,000 city blocks. Approximately half of this expansion was carried out in the Buenos Aires Province, reinforcing TMA’s presence in regions with strong demand for broadband services. TMA also progressed with the modernization of its access network by replacing legacy platforms, including the renewal of multiple OLTs, incorporating technology capable of supporting XGSPON and 50GSPON evolution paths.

In parallel, through strategic partnership agreements, TMA added an additional 170,000 homes passed, complementing its own deployment and enabling broader network reach. As a result, by the end of 2025 TMA’s total footprint totals approximately 5.2 million homes passed, with 4.15 million on its own network and 1.05 million through partner networks.

Also, TMA continued to improve the services we provide by deploying the 4G/LTE and 5G networks. This allowed TMA to stand out from its competitors, significantly improving the NPS of its customers.

The deployment of 4G/LTE has achieved a coverage of 99,4 % of the urban population across 2,218 towns and cities as of December 31, 2025. Furthermore, TMA has reached a 100 % coverage of the population in major cities of Argentina, as of December 31, 2025. Customers who access TMA’s 4G network experience enhanced service quality, enjoying speeds of up to 66 Mbps and, approximately 53% of calls are now made using VoLTE.

In addition, TMA continued the deployment of mobile site connectivity to enhance quality and capacity, replacing radio links with high-capacity fiber optic connections.

See “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—We operate in a highly competitive environment that could materially erode our market position.” We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds from operations. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials in Argentine Peso terms as a result of the devaluation of the Peso/U.S. dollar.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

During 2025, Telecom Argentina continued its strategy of consolidation as a relevant player within the Argentina’s digital ecosystem, combining connectivity, technology services, and entertainment.

As part of this consolidation process, the Company moved forward with the unification of its brand identity under Personal as as the brand that integrates all its solutions and platforms. This strategic decision allows for a simpler value proposition, strengthens the consistency of the customer experience, and enhances commercial and operational synergies across the different business verticals.

By consolidating a robust, cross-cutting brand, the Company reinforces its positioning as an integrated digital ecosystem through Personal Móvil, Personal Fibra, Personal Smarthome, Tienda Personal, Personal Flow, Personal Tech and Personal Pay, expanding its ability to scale high value-added solutions for all customers.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

In an environment showing improved investor confidence and a recovery in strategic sectors, the Company reaffirms its commitment to the development of capabilities that support the country’s digital economy.

Leveraging its comprehensive service offering and an active investment policy, the Company advanced the expansion and modernization of its infrastructure, supporting the evolution of digital demand with a focus on efficiency, quality, and technological capacity. This approach is grounded in a long-term vision that integrates sustainability, innovation, and digital transformation as strategic pillars.

One of the most significant milestones of the year was the acquisition of TMA, completed on February 24, 2025, for US$1,245 million (“consideration paid” pursuant to IFRS 3 was US$1,119 million). This transaction—one of the largest private infrastructure investments executed in the country during the period—reflects Telecom’s commitment to the development of strategic capabilities for the digital economy, in line with a global trend of transformation and consolidation within the telecommunications industry.

Telecom Argentina is currently engaged in institutional dialogue with the relevant regulatory authorities, supporting a technical review in compliance with international standards and competition principles. In this context, the CNDC (currently ANC) ordered a provisional measure requiring that the two companies remain operationally separate until the competent authority issues its decision on the transaction. Accordingly, Telecom Argentina and TMA continue to operate as separate legal entities and independent businesses.

Another key milestone in 2025 and January 2026, was the successful issuance of international Notes (Series 24 and Series 27) for US$1,000 million and US$600 million, respectively. These transactions strengthen the Company’s financial position and support its growth strategy in line with current and future technological challenges.

During the year, the Company received international recognitions for its financial management, innovation capabilities, and technological leadership. At the 2025 LatinFinance Project & Infrastructure Finance Awards, the Company received the Telecoms Financing of the Year award in recognition of its long-term financial strategy, as well as the Corporate Liability Management of the Year award for the successful refinancing and reopening of international bonds completed in 2024. The Company also received first place at the ASUG 2025 Awards for its Financial Planning Transformation project, based on predictive models and the in-house use of big data.

The Company’s sustained deployment of connectivity infrastructure also received international recognition. Personal was awarded by Ookla as providing the fastest fixed network in Argentina through Personal Fibra and fastest 5G mobile network in the country during the first half of 2025. In addition, Personal was recognized for the sixth consecutive year as the fastest mobile network in Argentina.

The Company’s digital platforms continue to expand. Personal Flow reinforced its positioning in the entertainment services by adding services that enhance the customer experience, such as Flow Plus, as well as co-productions and live concert streaming. Personal Pay continued to strengthen its presence within the regional fintech ecosystem.

A strategic alliance with Banco Macro was recently announced to accelerate the digitalization of financial services offered through Personal Pay. This partnership will enable Personal Pay to offer customers a unique value proposition that combines the practicality of a digital wallet with expanded access to financial products and services backed by a leading bank.

Through Personal Tech, the Company continued to develop its value proposition for B2B services offering tailored and scalable solutions for enterprise customers, supported by a solutions portfolio built on: fixed and mobile connectivity, cybersecurity, cloud solutions, and IoT.

During 2025, the Company continued to expand its convergent store format across several cities, providing integrated customer service for mobile services, home internet connectivity, television, and streaming in a single location, together with a retail space for technology products. The Company continued to develop the Smarthome vertical and Tienda Personal, with the objective of becoming a leading provider of smart home solutions and accessible technology across Latin America.

PART I - ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	TELECOM ARGENTINA S.A.

From a technological standpoint, Telecom continues to lead the implementation of the Open Gateway initiative promoted by GSMA, which fosters the exposure of network capabilities through standardized APIs. Through OpenXpand, the Company promotes innovation within the new digital economy by developing security, identity, and user experience solutions across multiple business verticals.

This approach is complemented by a long-term commitment to sustainability, promoting energy efficiency, and digital talent development as part of the Company’s ongoing commitment to responsible growth.

In addition, the Company continues to expand its operations in Paraguay, Uruguay, and Chile, supporting the digital transformation of consumers and enterprises across various verticals.

Through these initiatives, the Company continues to support the digital transformation of the country and the region, with investments focused on strengthening infrastructure, fostering technological innovation, and expanding its service ecosystem in line with the evolution of the competitive environment.

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

As of the date of this Annual Report, Telecom Argentina has eleven directors and eleven alternate directors. Three of the directors and two of the alternate directors qualify as independent directors under SEC regulations. Four of the directors and three of the alternate directors also qualify as independent directors under CNV rules. Due to the resignation of director Julian Akerman (accepted by the Board of Director on October 6, 2025), from October 6, 2025, until November 6, 2025, Telecom Argentina had ten directors. According to Telecom Argentina’s bylaws, the Board of Directors has all the required authority to manage the corporation, including authority for which the law requires special powers. The Board of Directors operates when there is a quorum of the absolute majority of its members and resolves issues by simple majority of votes present, provided that in respect of certain matters (the “Supermajority Matters”) the favorable vote of at least one Director proposed for designation by the Class A and one Director proposed for designation by the Class D is required to pass a resolution. According to Telecom Argentina’s bylaws, the chairman of the Board of Directors (the “Chairman”) has a double vote in the case of a tie, except in respect of Supermajority Matters. Under CNV regulation, in order to be independent, a director must neither be employed by, nor affiliated with, Telecom Argentina, CVH or FTL. Directors and alternate directors are normally elected at Annual Ordinary Shareholders’ Meetings (as defined below) and serve a renewable three-year term. The term of the current directors expires on December 31, 2026. None of Telecom Argentina’s directors have services contracts with Telecom Argentina (or any subsidiary) providing for benefits upon termination of employment as a director.

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

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

The following table lists our directors and alternate directors as of December 31, 2025, and as of the date of this Annual Report:

Date Director joined
Name	Position on the Board of Directors	the Board of Directors
Carlos Alberto Moltini	Chairman of the Board of Directors	January 1, 2020
Mariano Marcelo Ibáñez	Vice Chairman of the Board of Directors	March 8, 2016
Alejandro Alberto Urricelqui	Director	January 1, 2018
Ignacio Rolando Driollet	Director	January 1, 2023
Damián Fabio Cassino	Director	January 1, 2018
Carlos Alejandro Harrison	Director	March 8, 2016
Martín Héctor D’Ambrosio	Director	March 8, 2016
Ignacio Cruz Moran	Director	February 28, 2023
Luca Luciani	Director	January 31, 2018
Baruki Luis Alberto González	Director	April 8, 2016
Diego Miguel Bianchi	Director	November 6, 2025
María Lucila Romero	Alternate Director	January 1, 2018
Sebastián Ricardo Frabosqui Diaz	Alternate Director	January 1, 2018
Claudia Irene Ostergaard	Alternate Director	January 31, 2018
Ignacio José María Sáenz Valiente	Alternate Director	January 1, 2020
José Carlos Cura	Alternate Director	April 27, 2017
Miguel Angel Graña	Alternate Director	January 1, 2018
Facundo Martín Goslino	Alternate Director	January 31, 2018
Lucrecia María Delfina Moreira Savino	Alternate Director	January 31, 2018
María Constanza Martella	Alternate Director	April 28, 2021
Carolina Susana Curzi	Alternate Director	January 31, 2018
Alberto Viglino	Alternate Director	April 25, 2024

Executive Committee

The following table lists the members of our Executive Committee as of December 31, 2025, and as of the date of this Annual Report:

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

Ignacio Rolando Driollet is a lawyer with a degree from the Pontifical Catholic University of Argentina. In 2005, he obtained the title of “Psychological Consultant” at the Argentine School of Social Psychology. Between 1983 and 1987, he worked in the Judiciary, Special, Civil and Commercial courts as an analyst in the first instance and later as a Chamber Rapporteur. From 1987 to 1992, he was a lawyer at Estudio Sáenz Valiente & Padilla. From 1992 to December 2022, he has held various positions at Grupo Clarín S.A. including management positions in most of its companies, serving as Director and member of the Executive Committee of Cablevisión S.A. Between 1997 and 2022, he was Director of Strategic Planning of Grupo Clarín S.A. As of January 2023, he has been appointed Director and Chairman of the Board of Cablevisión Holding S.A. as well as Director and member of the Executive Committee at Telecom Argentina. He is the author of the work “Master of Teachers, the letters of Gamaliel,” published in 2010 by Editorial San Pablo of Buenos Aires and has been associated with the Christian Association of Business Leaders (ACDE) for more than twenty years, becoming a member of its Board of Directors in 2019. He was born on February 1, 1962.

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

Ignacio Cruz Moran is a Public Accountant with a degree from the University of Buenos Aires and his professional training is in auditing, finance and business. He began his professional career at Arthur Andersen (currently, Ernst & Young) in the area of financial institutions and capital markets, becoming an audit and advisory manager. In 1998, he joined Banco de San Juan S.A. as internal auditor and later served the Board of Directors of the four banks of the Banco San Juan Group (Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Nuevo Banco of Entre Ríos S.A.). In 2008, he became CFO at YPF S.A. and from 2010 to 2012 he served as COO of said company. In those years, Mr. Moran was also a member of the Board of Directors of different local YPF affiliates. Between 2012 and 2016, he served as a deputy to the Board of Directors of Grupo Banco San Juan, in financial and new business matters. He was CFO of Telecom Argentina from May 2016 to March 2017. Since 2017, he works independently as a business advisor and is a businessman. On January 22, 2026 he was appointed member of the Board of Directors of Micro Sistemas. He was born on August 5, 1970.

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

Diego Miguel Bianchi is a Business Administrator with a degree from the University of Buenos Aires. He has been a member of the Board of Directors of Telecom Argentina since November 6, 2025, appointed at the request of ANSES—FGS. He was born on July 4th, 1983.

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

Senior Management

On July 3, 2025, Telecom Argentina’s Chief Financial Officer, Gabriel Blasi, informed the Board of his intention to retire from his position during the last quarter of 2025. This decision was made strictly for personal reasons and in full agreement with Telecom Argentina. During the interim period prior to his departure and as of the date of this Annual Report, Telecom Argentina is considering a succession plan to ensure the continuity and quality of its management. Pending completion of this process, the duties of Chief Financial Officer will be performed on an interim basis by Telecom Argentina’s Director of Finance, Federico Pra as of December 23, 2025.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

As of December 31, 2025, Telecom’s senior management team includes the individuals listed below. Unless otherwise noted, these individuals are members of Telecom’s senior management as of the date of this Annual Report.

Name	Position (1)	Date of Designation
Roberto D. Nóbile	Chief Executive Officer (“CEO”)	January 1, 2020
Federico Pra (2)	Interim Chief Financial Officer (“CFO”)	December 23, 2025
Hernán P. Verdaguer	Director of Regulatory Matters	November 16, 2017
Pedro L. López Matheu	Director of External Communications, Sustainability and Media	June 14, 2016
Pablo C. Casey	Director of Legal and Institutional	November 16, 2017
Sebastián Palla	Chief of Procurement officer (“CPO”)	August 8, 2016
Gustavo Alejandro Buezas	Director of Human Capital	April 1, 2024
Gonzalo Hita	Chief Operation Officer (“COO”)	November 16, 2017
Miguel A. Fernandez	Chief Technology Officer (“CTO”)	November 16, 2017
Alejandro Miralles	Chief Audit & Compliance Officer	November 16, 2017
Fernando Cravero	Director of International Operations	March 1,2018
Maximiliano A. Olivera	Sr. Manager of Partners and National Market Alliances	November 1, 2021
Martin Andres Heine	Director of Digital Growth and Fintech	August 29, 2022
Guillermo Paez	Director of Platforms and Services	August 29, 2022
Julio Hutka	Director of B2B Business	December 1, 2023
(1)	The designation of Director does not imply that the officers mentioned in this table are members of the Board of Directors of Telecom Argentina, which is composed of the persons stated in “—Directors, Senior Management and Employees—The Board of Directors” above. The term of officer of Telecom’s Senior Management is contractual in nature. Such contracts do not include a specified expiration date.
(2)	The Company is currently in the process of appointing a new Chief Financial Officer and, until such process is completed, the duties of Chief Financial Officer will be performed on an interim basis by Telecom Argentina’s Director of Finance, Mr. Federico Pra.

As a result of the Acquisition and for purposes of complying with the March 2025 Resolution, the members of the Board of Directors and the management of Telecom Argentina and TMA remain independent of each other. See “Item 4–Information on the Company –Recent Developments–Acquisition of TMA.” The following table lists TMA’s executive officers as of the date of this Annual Report:

Name	Position	Date of Designation
Gabriel Speratti	Chief Executive Officer (“CEO”)	February 28, 2025
Carlos Massieri	Chief Financial Officer (“CFO”)	July 23, 2023
Diego Martinez	Chief Technology and Information Officer (“CTIO”)	June 1, 2021

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

Federico Pra is a Certified Public Accountant with a degree from the Pontificia Universidad Católica Argentina and a Master’s degree in Finance from UCEMA (March 2021 – February 2023). Since December 23, 2025, he has served as Interim CFO of the Company and, since July 2023, as its Director of Finance. He joined Cablevisión in March 2015 as Planning and Management Control Manager. Following the Telecom–Cablevisión merger, he held the position of Director of Administration until June 2023, when he was appointed Director of Finance. Prior to joining Cablevisión, Mr. Pra held senior finance and control positions at Goyaike S.A.A.C.I. y F. (Grupo Pérez Companc) with operations in Argentina, Brazil and Chile, and previously worked at PricewaterhouseCoopers, leading audit engagements for multinational groups. He was born on January 6, 1977.

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

Sebastián Palla is an economist with a degree from the Universidad Torcuato Di Tella. He is Chief of Procurement officer of Telecom Argentina since August 8, 2016. From 2009 to 2016 he worked at Macro Bank as an advisor of the Chairman first, later in the Investment Banking Management area and finally in the Government Banking Management area. From 2006 to 2009, he was in charge of the union of Administradoras de Fondos de Jubilaciones y Pensiones (“AFJP”), first as Executive Director, and later as a Chairman. From 2002 to 2005, he was Chief of Advisor to the Ministry of Finance and then Sub-secretary of Finance of the Ministry of Economy and Public Finance. Mr. Palla was honored as a member of the Young Global Leaders Forum in 2005 (created by the World Economic Forum), also a member of the Eisenhower Fellowship in 2008; and was identified as one of the most influential people of 2007, in Luciana Vazquez’s book “The Education of Those Who Influence.” He was born on June 12, 1974.

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

Gabriel Speratti holds a Master’s Degree in Business Administration from CEMA University in Buenos Aires and completed an Advanced Management Program at IAE Business School in Argentina as well as Executives Programs at the London Business School and the MIT Sloan School of Management. He has more than 25 years of experience in the telecommunications industry with multiple leadership roles and broad international experience. Prior to joining TMA, he served as Vice president for Central, Andean and South Latin America at American Tower. He has held leadership and telecommunication positions in the United States, Russia, Spain and the United Kingdom, working for Microsoft and Nokia. Gabriel was born January 28th, 1967.

Carlos Massieri is a Public Accountant with a degree from the Universidad de Belgrano and holds a Master’s degree in Economics and Business Administration from ESEADE. With 30 years of experience in the telecommunications sector, he served as CFO of TMA since July 2023. Throughout his career at the Telefónica Group, he has led various roles across accounting, controlling and planning, finance and operations. Between 2009 and 2012, he served as CFO of Telefónica Móviles Uruguay. His earlier experience includes positions at an energy company and a credit-rating agency. He was born on November 2, 1970.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Diego Martinez has served as CTIO of TMA since June 2021 and holds an MBA from IAE Business School. He developed his professional career at Telefónica-Movistar from 1999, with experience in customer service, operations for both B2B and B2C clients, and technology, including networks and systems. He was born on April 15, 1975.

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

The following table lists the members and alternate members of the Supervisory Committee as of December 31, 2025, and as of the date of this Annual Report:

Name	Position on the Supervisory Committee	Profession
Pablo Andrés Buey Fernández	Member	Lawyer
Pablo Gabriel San Martín	Member	Public Accountant
María Ximena Digón	Member	Lawyer
Alejandro Héctor Massa	Member	Public Accountant
Saturnino Jorge Funes	Member	Lawyer
Javier Alegría	Alternate Member	Lawyer
Rubén Suárez	Alternate Member	Public Accountant
Matías Alejandro Fredriks	Alternate Member	Lawyer
Marina Belen Galindez	Alternate Member	Lawyer
María Guadalupe Lucotti	Alternate Member	Lawyer

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

Marina Belen Galíndez has been an alternate member of the Supervisory Committee since April 25, 2025. She is an associate of the Argentine law firm Errecondo, González & Funes. Ms. Galíndez is a lawyer graduated from the University of Buenos Aires. She was born on August 13, 1997.

María Guadalupe Lucotti has been an alternate member of the Supervisory Committee since April 25, 2025. She is an associate of the Argentine law firm Errecondo, González & Funes. Mrs. Lucotti graduated as a lawyer from the Pontifical Catholic University of Argentina. She was born on August 2, 1999.

Compensation

The compensation of the members of the Board of Directors and the Supervisory Committee is established for each fiscal year at the Annual Ordinary Shareholders’ Meeting.

Amounts detailed below are determined in terms of the currency of the transaction’s dates.

The aggregate compensation paid through December 31, 2025, by Telecom Argentina to the members of the Board of Directors and the Supervisory Committee, acting since April 25, 2025, and the executive officers described under “Senior Management” above, for services in all capacities to Telecom Argentina and its subsidiaries during 2025 was P$37,617 million.

As of December 31, 2025, the fees accrued by the members of the Board of Directors and Supervisory Committee, for services in all capacities to Telecom Argentina and its subsidiaries during 2025 performed from January 1, 2025, until December 31, 2025, was P$6,399 million and P$470 million, respectively. Such accrued compensation is subject to approval by the Annual Ordinary Shareholders’ Meeting of 2026.

As of December 31, 2025, compensation paid as advance payments to members of the Board of Directors and Supervisory Committee for services in all capacities to Telecom Argentina and its subsidiaries from January 1, 2025, until December 31, 2025, was P$6,399 million and P$470 million, respectively. Those advance payments were authorized by the Annual Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025, and will be deducted from the final compensation determined by the Annual Ordinary Shareholders’ Meeting of 2026, based on the amount proposed by the Board of Directors to the shareholders, with the prior opinion of the Audit Committee of Telecom Argentina.

As of December 31, 2025, compensation accrued by Directors for technical administrative functions and the executive officers described under “—Senior Management” above, for services in all capacities to Telecom Argentina and its subsidiaries during 2025 amounted to P$31,606 million (including fixed and variable compensation, retention plan benefits and, in some cases, severance payments), of which P$23,958 million were paid as of December 31, 2025.

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

During the year ended December 31, 2025, Telecom Argentina was not required to set aside or accrue any amounts to provide pension, retirement or similar benefits.

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

Telecom Argentina maintains an officers’ and directors’ insurance policy covering claims brought against the officers and/or directors relating to the performance of their duties. As of the date of this Annual Report, the total amount covered by this insurance is US$100 million.

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

On April 25, 2025, Telecom Argentina’s Board of Directors appointed Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran as members of Telecom Argentina’s Audit Committee. Furthermore, the Board of Directors determined that Mr. Harrison qualifies as the audit committee Financial Expert under SEC guidelines.

Under SEC, NYSE and CNV regulations, Mr. Carlos Alejandro Harrison, Mr. Martín Hector D’Ambrosio and Mr. Ignacio Cruz Moran qualify as independent directors.

As of the date of this Annual Report, the Board of Directors’ meeting for the appointment of the Audit Committee members for the fiscal year 2026 has not yet been held.

Pursuant to Capital Markets Law No. 26,831, the Audit Committee may seek the advice of lawyers and other outside professionals at Telecom Argentina’s expense, so long as the shareholders have approved expenditures for the services of such professionals. For fiscal year 2025, a budget of P$188 million was approved for Audit Committee expenditures. As of the date of this Annual Report, the Annual Ordinary Shareholders’ Meetings approving the Audit Committee expenditures for year 2026 has not yet been held.

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

Employees and Labor Relations

Our employees are represented by different trade unions and labor organizations, including FATEL and FOEESITRA, both federations are comprised of different trade unions, UPJET, FOMMTRA and CEPETEL, associations that represent senior and professional staff and SATSAID (Argentine Union of Television, Audiovisual, Interactive and Data Services), a single union that represents both workers and the senior staff, as well as unions representing trade employees, traveling salespeople, announcers and press workers.

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

In recent years we have conducted wage negotiations with all trade unions aiming to increase salaries in Argentine Pesos as a response to high inflation rates in Argentina. Wage negotiations were conducted in a cooperative environment; the company experienced no industrial action. Collective bargaining agreements were executed with the Argentine Association of Cable Television for employees represented by SATSAID and SALCo, and directly with the “Trade Union Unity” (Mesa de Unidad Sindical)—which brings together the various telephone unions (FATEL, FOEESITRA, FOPPSTA, CEPETEL)—alongside UPJET and press worker unions.

As of December 31, 2025, the total number of Telecom employees was 27,818 (of which 9,128 were from TMA), as compared to 19,987 employes as of December 31, 2024, and 21,262 employees as of December 31, 2023. As of December 31, 2025, 27,213 employees were located in Argentina (of which 9,128 were from TMA), 459 employees were located in Paraguay, 142 employees were located in Uruguay, two employees were located in the United States and two employee were located in Chile. As of December 31, 2024, 19,380 employees were located in Argentina, 456 employees were located in Paraguay, 148 employees were located in Uruguay, two employees were located in the United States and one employee was located in Chile. As of December 31, 2023, 20,663 employees were located in Argentina, 448 employees were located in Paraguay, 149 employees were located in Uruguay and two employees were located in the United States.

PART I - ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	TELECOM ARGENTINA S.A.

Share Ownership

Share Ownership by directors, executive officers, and Supervisory Committee members

Capital stock of Telecom Argentina held by members of the Board of Directors and Supervisory Committee is as follows:

●	Alejandro A. Urricelqui: 114,458 Class B Shares and 69,200 ADRs;
●	Mariano M. Ibáñez: 4,370 ADRs;
●	Baruki L.A. González: 188,500 Class B Shares; and
●	Pablo G. San Martín: 740 Class B Shares.

Capital stock of Telecom Argentina held by the senior management is as follows:

●	Mr. Roberto Nóbile: 11,000 Class B Shares;
●	Mr. Fernando Cravero: 7,401 Class B Shares and 1,200 ADRs;
●	Mr. Guillermo Páez: 2,943 Class B Shares and 2,015 ADRs Class B;
●	Mr. Martin Heine: 4,500 ADRs Class B; and
●	Mr. Gustavo Buezas: 10,500 Class B Shares.

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Ownership of Telecom Argentina Common Stock

The following table sets forth, as of December 31, 2025, each beneficial owner of 5% or more of each class of Telecom Argentina’s shares.

			Percent of
	Number of Shares	Percent of	Total Capital
	Owned	Class	Stock (1)
Class A Shares:
FTL	448,679,250	65.61%	20.83%
Voting Trust (3)	235,177,350	34.39%	10.92%
Total Class A Shares	683,856,600	100%	31.75%
Class B Shares (listed in BCBA):
ANSES - FGS	246,018,839	39.17%	11.42%
Others (2)(4)	382,039,180	60.83%	17.74%
Total Class B Shares	628,058,019	100%	29.16%
Class C Shares:
Others	106,734	100%	0.01%
Total Class C Shares	106,734	100%	0.01%
Class D Shares:
Cablevisión Holding S.A.	606,489,308	72.06%	28.16%
Voting Trust (3)	235,177,350	27.94%	10.92%
Total Class D Shares	841,666,658	100%	39.08%

Total Capital Stock	2,153,688,011	—	100.00%
(1)	Represents the respective percentage over the total of Telecom Argentina’s shares, regardless of their class.
(2)	Includes 198,085,167 Class B Shares in the form of ADSs owned by FTL representing 31.54% of total Class B Common Shares and 9.2% of Telecom Argentina’s total capital stock. Subsequent to December 31, 2025, FTL completed a registered secondary offering of 4,050,549 ADSs, each representing five Class B common shares of Telecom Argentina (equivalent to 20,252,745 Class B common shares). FTL granted the underwriters an option to purchase up to 607,582 additional ADSs (equivalent to 3,037,910 Class B common shares), which option was exercised in full. The offering priced on February 10, 2026 and settled on February 12, 2026. The transaction consisted exclusively of the sale of existing shares by FTL, did not involve the issuance of new shares by the Company and did not result any proceeds to the Company. As a result, FTL’s ownership interest was reduced subsequent to the reporting date.
(3)	Trust created under the Voting Trust Agreement of April 15, 2019, composed of 50% of Class A Shares and 50% of Class D Shares. Trustees: Héctor Horacio Magnetto and David Martínez Guzmán. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders—Telecom Shareholders’ Agreement.”
(4)	1.62% of the Class B Shares are owned by minority shareholders through BYMA, and 16.12% correspond to the ADSs issued on the NYSE.

As of December 31, 2025, there were approximately 69.43 million American Depositary Shares outstanding (representing rights to 347.15 million Class B Shares or 55.3% of total Class B Shares). Further, as of December 31, 2025, there were approximately 63 registered holders of American Depositary Shares in the United States and approximately 43,350 holders of Class B Shares in Argentina.

Because some Class B Shares are held by representatives, the number and domicile of registered shareholders may not exactly reflect the number and domicile of beneficial shareholders.

All shares have equal voting rights. Class A Shares and Class D Shares have certain veto rights, as described under “—Telecom Shareholders’ Agreement” and the Company’s bylaws.

The Ordinary and Extraordinary General Meeting and the Special Meeting of Class C Shares, held on December 15, 2011, approved the power for the additional conversion of up to 4,593,274 Class C Shares into the same amount of Class B Shares in one or more tranches. As of December 31, 2025, 4,486,540 Class C Shares were converted into Class B Shares in 13 tranches. As of the date of this Annual Report, 106,734 Class C Shares are still pending to be converted into Class B Shares.

PART I - ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	TELECOM ARGENTINA S.A.

Major Shareholders

CVH is the direct holder of 28.16% of Telecom Argentina’s total capital stock (in the form of Class D Shares). Additionally, both VLG Argentina (currently merged and absorbed by CVH) and FTL, contributed to the Voting Trust, in accordance with the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”). See “—Telecom Shareholders’ Agreement.”

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

As of December 31, 2025, FTL was the direct holder of 30.03% of Telecom Argentina’s total capital stock (Class A Shares and ADS representing Class B Shares). Until December 31, 2017, FTL was Telecom Argentina’s controlling shareholder.

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

Transactions with related parties of Grupo Clarín for the year ended December 31, 2025, resulted in income for telecommunication services rendered by us of P$6,375 million and expenses for services received of P$80,750 million.

Transactions with associates and joint venture resulted in income for services rendered of P$915 million as of December 31, 2025. Additionally, transactions with associates and joint venture resulted in expenses of P$2,309 million as of December 31, 2025.

As of December 31, 2025, we had no loans outstanding to the executive officers of Telecom Argentina.

For further information on our related party transactions and our outstanding balances with related parties, please see Note 28 to our Consolidated Financial Statements, are incorporated herein by reference.

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

Dividend Policy

See the descriptions of Dividend Policy in “Item 10—Additional Information—Telecom Argentina’s Capital Stock—Dividends,” and the descriptions of dividends paid in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity—Dividends to Shareholders.”

Significant Changes

Except as identified in this Annual Report, no undisclosed significant changes have occurred since the date of the Consolidated Financial Statements. See “Item 3—Key Information—Risk Factors” and “Item 5—Operating and Financial Review and Prospects—Years ended December 31, 2025, 2024 and 2023—Factors Affecting Results of Operations.”

PART I - ITEM 8 FINANCIAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 9.THE OFFER AND LISTING

The number of shares as of December 31, 2025, was as follows:

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

The ADSs held by the Depositary under the Deposit Agreement dated as of May 7, 2021, among Telecom Argentina, the Depositary and the registered holders from time to time of the ADSs issued thereunder (the “Deposit Agreement”) trade on the NYSE. Each ADS represents rights to five Class B Shares.

The BYMA is the largest stock market in Argentina. Trading on the BYMA is conducted by continuous open auction, from 11:00 a.m. to 5:00 p.m. each business day. The BYMA also operates a continuous electronic market system each business day, on which privately arranged trades are registered and made public.

Certain historical information regarding the BYMA is set forth in the table below.

	2025	2024	2023
Market capitalization (P$ billions) (1)	116,837	113,270	42,042
As percent of GDP (2)	14	18	21
Volume (P$ million) (1)(3)	4,023,798.7	1,629,522,218	379,665,221
Average daily trading volume (P$ million) (1)(3)	16,696,261	6,415,444	1,562,408
Number of traded companies (including Cedears)	475	420	370
(1)	End-of-period figures for trading on the BYMA (includes domestic and non-domestic public companies).
(2)	According to INDEC revised figures of GDP at current prices for the selected period, published as of December 31, 2025. The amount for 2025 is based on the last information available as of the filing date.
(3)	The amount for 2025 is based on the sum of the information published monthly.

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

Upon the approval of the financial statements, the shareholders determine the allocation of Telecom Argentina’s net profits (if any). Under the GCL, dividends may only be declared out of liquid and realized profits determined based on non-consolidated financial statements prepared in accordance with GAAP effective in Argentina (i.e. IFRS Accounting Standards in the case of listed companies as Telecom Argentina) and other applicable regulations issued by the CNV and other regulatory bodies. Furthermore, liquid and realized profits can only be distributed when all accumulated losses from past periods have been absorbed and the legal reserve has been constituted or reconstituted. In addition, the Telecom Shareholders Agreement includes certain provisions regarding the payment of dividends under certain circumstances. Under CNV rules, a shareholders’ meeting convened to approve financial statements in which accumulated results show negative balances in Retained Earnings of such magnitude as to trigger the application, as applicable, of Articles 94(5), 96 or 206 of the GCL, or, conversely, in which retained earnings are positive, must adopt an express resolution addressing those matters. For such purpose, the agenda of the relevant meeting must specifically include these matters. In addition, the GCL requires Argentine companies to allocate 5% of any net profits to a legal reserve, until the amount of this reserve equals 20% of our capital stock. The legal reserve is not available for distribution. The remainder of net profits may be paid as dividends on common stock or retained as a voluntary reserve or other account, or a combination thereof, all as determined by the shareholders. As a result of these rules the balance of retained earnings after the allocation approved by the Annual Ordinary Shareholders’ Meeting should be zero. As provided by CNV Resolution No. 609/12, positive retained earnings generated by the mandatory adoption of IFRS Accounting Standards as from January 1, 2012, should be assigned to a special reserve that can only be utilized for its capitalization or to absorb negative retained earnings.

Furthermore, CNV Resolution No. 777/18 established that “earnings distributions shall be considered in the currency as of the shareholders’ meeting date using the price index corresponding to the previous month of said Meeting.”

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

See Notes 14 and 22 to our Consolidated Financial Statements regarding restrictions on distributions of profits and dividends.

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

A consolidated text of the currently applicable exchange control regulations can be found in Communication “A” 8307/25 issued by the BCRA on August 25, 2025. Below is a description of the main exchange control measures in effect as of the date of this Annual Report, that apply to the Company and its operations:

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

Specific provisions for inward remittances

Exports of services

Pursuant to Section 2.2 of Communication “A” 8307, exporters shall repatriate and settle in the FX Market, the proceeds from exports of services within 20 business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

Subject to certain requirements, the proceeds may be applied to the payment of principal and interest under foreign financial debt or registered domestic debt securities, or to the repatriation of foreign investments.

On June 2, 2022, by virtue of Communication “A” 7518 (amended by Communication “A” 7520 and Communication “A” 7766), the BCRA created a foreign currency availability regime for exportation of services, which allows exporters to hold foreign currency receipts in accounts at local financial institutions without being required to settle them on the FX Market, under the terms and conditions set forth therein.

Thus, individuals who export telecommunication services, IT services, information services, among others, may may hold the foreign currency earned from such transactions in local financial entities without the requirement of settlement in Pesos and without any amount limit.

Legal entities, may hold up to US$ 36,000 per year in accounts at local financial institutions without the obligation to settle on the FX Market. To access this benefit, the following is required:: (i) have an affidavit stating that the established limit is not exceeded, that the deadlines for the sale, realization or acquisition of securities (which are identical to those applied for access to the Foreign Exchange Market) are complied with in order to request the use of this mechanism and that the use of this mechanism must be tax neutral; (ii) be a beneficiary of the Regime for the Promotion of Knowledge Economy Exports (Chapter II of Decree No. 679/22); and iii) the intervening entity must additionally have an affidavit from the client stating that the collections that cease to be settled correspond to exports of services that are related to activities associated with the knowledge economy.

Sale of non-financial non-produced assets

Pursuant to Section 2.3 of Communication “A” 8307, the proceeds in foreign currency of the sale of non-financial non-produced assets must be repatriated and settled in Pesos in the FX Market within twenty business days following either the perception of funds in the country or abroad, or their accreditation in foreign accounts.

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

Specific provisions for outflow of funds through the FX Market

Payment of dividends and corporate profits

In accordance with Section 3.4 of Communication “A” 8307, access is granted to the local FX Market to pay dividends to non-resident shareholders, subject to the following conditions:

●	Distributable profits are obtained from earnings realized in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.
●	The customer carries out an exchange and/or arbitrage operation with funds deposited in a local account and originating from foreign currency payments of principal or interest on Bonds for the Reconstruction of a Free Argentina (BOPREAL).
●	Maximum amounts: The total amount of transfers executed through the FX Market as of January 17, 2020, for payment of dividends to non-resident shareholders may not exceed 30% of the total value of the new capital contributions made in the local company that had been entered and settled through the FX Market as of the abovementioned date. The total amount paid to non-resident shareholders shall not exceed the corresponding amount denominated in Argentine Pesos that was determined by the shareholders’ meeting.
●	Minimum period: Access to the FX Market will only be granted after a period of not less than thirty (30) calendar days has elapsed as of the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap.
●	Certification of increase of exports of goods: The client must have a “Certification of increase of exports of goods”, for the years 2021 to 2023, for the equivalent to the value of profits and dividends that are paid to the client.
●	Documentation requirements: Dividends must result from closed and audited balance sheets.
●	When requesting access to the FX Market for this purpose, evidence of the definitive capitalization of the capital contribution must be provided or, in lack thereof, evidence of the initiation of the process of registration of the capital contribution before the IGJ shall be provided. In this case, evidence of the definitive capitalization shall be provided within 365 calendar days from the date of the initial filing with the Public Registry of Commerce. Also, it must be verified that the operation has been declared, if applicable, in the most recent External Assets and Liabilities Reporting Regime report.

Payment of principal and interest under external financial indebtedness

Foreign financial debt and securities which are registered with a foreign public registry may be serviced with access to the FX Market, if the following conditions are met:

●	evidence of the settlement of foreign currency in the FX Market in an amount equal to the amount of the relevant debt;
●	such loan must have been reported to the BCRA in the in the most recent External Assets and Liabilities Reporting Regime report;
●	access occurs no earlier than three business days prior to the scheduled payment date. In the case of a principal payment on debt securities issued on or after November 8, 2024, which is made by means of a foreign transfer, access to the FX Market must also occur at least the following periods after the date of issue:
i)	12 (twelve) months if the security was issued between November 8, 2024, and April 20, 2025.
ii)	6 (six) months if the security was issued between April 21, 2025 and May 15, 2025.
iii)	18 (eighteen) months if the security was issued on or after May 16, 2025;

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●	in case the lender is a related party, prior authorization from the BCRA for the access to the FX Market for the payment of financial debt, shall not be necessary provided (i) that the transactions are for local financial entities’ own operations, (ii) the debt has an average maturity of no less than six (6) months and the funds have been deposited and settled by the FX Market as of April 21, 2025., (iii) the debt has an average maturity of no less than two (2) years and the funds have been deposited and settled by the FX Market between October 2, 2020, and April 20, 2025., (iv) whether it is a compensatory interest payment accrued as of January 1, 2025, on the original remaining value of financial debts with related parties abroad, (v) the client has a “Certification of increase of exports of goods” for the years 2021 to 2023 issued in accordance with the provisions of Section 3.18. of Communication “A” 7348 for the equivalent of the principal amount to be paid; (vi) it is a financial indebtedness abroad with an average life of not less than two years liquidated between August 27, 2021 and December 12, 2023 and that was used to pay commercial debts for the importation of goods and services as from the issuance of a “Certification of entry of new financial indebtedness abroad” under Section 1. of Communication “A” 7348 and concordant; and (vii) it is a financial indebtedness abroad included in the mechanism of Section 7.11. of Communication “A” 8307 and the date of access is consistent with the conditions required to be included in such mechanism.

If such remittance is used to make a prepayment more than three (3) business days prior to the scheduled payment date, then:

(1)	if the prepayment is made simultaneously with the disbursement of a new foreign financial indebtedness: (a) the prepayment shall be made simultaneously with the transfer to Argentina and settlement for Argentine Pesos of the proceeds from a new financial debt and/or a new prefinancing of foreign exports, (b) the average life of such new debt shall be longer than the average life of the debt that is being prepaid, (c) the accumulated amount of the principal maturities of the new debt shall not exceed at any time the amount that would have accumulated the principal maturities of the debt being prepaid, and (d) in the event that the new indebtedness is a pre-financing of foreign exports, the entity must have an affidavit from the client stating that the prior approval of the BCRA will be required for the application of foreign currency from export collections to the cancellation of the principal prior to the maturities computed for the purposes of compliance with the conditions indicated above;
(2)	if the prepayment is made within the process of a securities exchange: (a) the prepayment shall be made as part of an exchange of securities issued by the client, (b) the prepaid amount correspond to the accrued interest on the securities as of the exchange closing date, (c) the average life of such new securities shall be longer than the average life of the securities being exchanged, and (d) the accumulated amount of the principal maturities of the new securities shall not exceed at any time the amount that would have accumulated the principal maturities of the securities being prepaid;
(3)	if the prepayment of principal and interest is made simultaneously with the liquidation of a new financial indebtedness granted by a local financial institution from a foreign line of credit: (a) the prepayment will be made simultaneously with the liquidated proceeds of a new foreign financial indebtedness granted by a local financial institution.; (b) the average life of the new debt and the date for the first principal payment must comply with the conditions set forth in current regulations according to the settlement date of the funds on the FX Market, as follows: (i) when the funds have been settled between April 19, 2024, and August 7, 2025, the average life of the new debt will be greater than the average remaining life of the debt security to be prepaid, and the first principal payment will not be recorded until one (1) year after the funds have been received; and (ii) when the funds have been settled on or after August 8, 2025, the average life of the new debt shall be no less than two (2) years and the first principal payment shall not be recorded before eighteen (18) months have elapsed since the funds were received.; and (c) the aggregate principal maturities of the new indebtedness will at no time exceed the aggregate principal maturities of the debt security being cancelled; and

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

In order to make payments abroad through the FX Market, the company must, in addition to the requirements applicable in each case, present an affidavit stating that on the day on which it requests access to the market and in the previous 90 calendar days, directly or indirectly or for the account and order of third parties, has not carried out the transactions mentioned below and that it undertakes not to carry out such transactions as from the moment access is requested and during the following 90 calendar days, directly or indirectly or for the account and order of third parties:

(i)	sales in the country of securities with settlement in foreign currency;
(ii)	exchanges of securities issued by residents for foreign assets;
(iii)	transfers of securities to foreign depositories;
(iv)	acquisition in the country of securities issued by non-residents with settlement in Pesos;
(v)	acquisition of Argentine certificates of deposit representing foreign shares;
(vi)	acquisition of securities representing private debt issued in foreign jurisdictions; and
(vii)	delivery of funds in local currency or other local assets (except funds in foreign currency deposited in local financial entities) to any individual or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad.

In such affidavit, the following transactions shall not be taken into account:

(i)	transfers of securities to foreign depositories made or to be made by the customer for the purpose of participating in an exchange or repurchase transaction of debt securities issued by the Argentine government, local governments or other private sector resident issuers;
(ii)	the delivery of local assets for the purpose of cancelling a debt with an official credit agency or a foreign financial institution, to the extent that it occurs upon maturity as a consequence of a guarantee clause provided for in the debt contract;
(iii)	sales of securities with settlement in foreign currency in the country or abroad when the total funds obtained from such settlements have been or will be used within 10 days following certain operations;
(iv)	sales with settlement in a foreign country or abroad of BOPREAL Bonds, or transfers of these bonds to foreign depositories, when carried out up to the amount acquired in the primary underwriting by those who participated in such underwriting;
(v)	sales with settlement in a foreign country or abroad, or transfers to foreign depositories made by importers of goods and services that have acquired BOPREAL Bonds in a primary underwriting for debts related to the importation of goods and services described in items 4.4 and 4.5 of Communication “A” 8307, provided that the market value of these operations does not exceed the difference between the value obtained from the sale with settlement in foreign currency abroad of BOPREAL Bonds acquired in the aforementioned primary underwritings and their nominal value, if the former is lower;
(vi)	sales of BOPREAL Bonds obtained in a primary subscription.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Duly registered securities that are denominated and payable in foreign currency in Argentina between residents

In accordance with Section 3.6 of Communication “A” 8307, access to the FX Market for the payment of foreign currency denominated obligations between Argentine residents executed as of September 1, 2019 is prohibited, except for payments, as from their maturity, of principal and interest of (i) loans in foreign currency granted by local financial entities (including payments of credit cards) except for the payment of overdrafts in U.S. dollar checking accounts, which may only be made with funds in that currency freely available to the customer; (ii) the issuance of debt securities for the refinancing of the debt transactions entered into as of September 1, 2019 that result in an increase in the average life of the debt; (iii) the issuance of debt securities with public registry in Argentina as of November 29, 2019, denominated, subscribed and payable in foreign currency, to the extent the proceeds have been settled through the FX Market. In the case of debt securities issued by local financial entities through transactions arranged on or after May 26, 2025, payment must be made at least 12 (twelve) months after the date of issue; (iv) promissory notes with a public offering issued under the terms of CNV General Resolution No. 1003/24 and related resolutions, denominated and underwritten in foreign currency, with principal and interest payments payable in foreign currency in the country, provided that all funds obtained have been settled in the foreign exchange market.; (v) trust debt securities issued by trustees of financial trusts with public offerings carried out in accordance with the relevant provisions of the CNV, denominated and subscribed in foreign currency and whose principal and interest payments are payable in foreign currency in the country, provided that all funds obtained have been settled on the FX Market; and (vi) issues of securities included in sections 3.6.1.3. to 3.6.1.5. that did not generate disbursements because they were debt restructurings covered in those same sections, to the extent that the refinancing does not bring forward the maturity dates of the original debt.

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

Access to the FX Market by local trusts for principal and interest payments

Pursuant to Section 3.7 of Communication “A” 8307, local trusts created to guarantee principal and interest payments by resident debtors may access the FX Market in order to make such payments at their scheduled maturity, to the extent that, pursuant to the current applicable regulations, the debtor would have had access to the FX Market to make such payments directly.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

Derivatives transactions

Section 3.12 of Communication “A” 8307 provides that derivative transactions, including payment of premium, constitution of guarantees and settlement of futures, forwards, options and other derivatives, that settle in Argentina, shall be made in Pesos.

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

(A)Entities must obtain prior approval from the BCRA if the entity is an individual or legal entity included by the Customs Revenue and Control Agency (ARCA) in the database of invoices or equivalent documents classified as apocryphal. This requirement shall not apply to market access for the cancellation of foreign currency financing granted by local financial institutions, including payments for foreign currency purchases made using credit or purchase cards.

(B)the Foreign Liquid Assets Holdings affidavit (Communication No. 7030, as amended) and/or Argentine certificates of deposits representing foreign shares, stating that (1) all of the foreign currency that the client holds in Argentina is deposited in local bank accounts and that it does not have more than US$100,000 in available foreign liquid assets (excluding funds deposited abroad that cannot be used because they are reserve funds or guarantee funds set up in accordance with the requirements of foreign indebtedness agreements, export pre-financing included in Section 7.8.5 of Communication “A” 8307 or funds set up to guarantee foreign derivative transactions) and/or Argentine certificates of deposits representing foreign shares; and, at the beginning of the day in which it requests access to the FX Market, subject to certain exceptions, and (2) the client undertakes to settle in Pesos through the FX Market, within five business days of its availability, those foreign proceeds resulting from the collection of loans granted to third parties, the collection of a term deposit or the sale of any type of asset, when the asset has been acquired, the deposit constituted or the loan granted after May 28, 2020. Such amount may be exceeded provided the amount in excess (a) was used on the same date to make payments that would have had access to the local exchange market; (b) was transferred in favor of the client to a correspondent account of a local entity that holds a foreign exchange authorization; (c) consists in funds deposited in foreign bank accounts in their name that result from collections of exports of goods and/or services or advances, pre-financing or post-financing of exports of goods granted by non-residents, or the sale of non-produced non-financial assets; for which the 20-working day period has not elapsed; (d) consists in funds deposited in foreign bank accounts resulting from financial indebtedness included in Section 3.5. of Communication “A” 8307 and its amount does not exceed the equivalent to be paid for principal and interests in the next 365 calendar days; (e) are funds deposited in foreign bank accounts in their name originating in the last 180 (one hundred and eighty) calendar days from disbursements abroad received as of November 29, 2024 from financial indebtedness included in Section 3.5. of Communication “A” 8307; (f) are funds deposited in foreign bank accounts in their name originated in the sale of securities with settlement in foreign currency referred to in Section 3.16.3.6. (iii) of Communication “A” 8307; (g) these are funds deposited in foreign bank accounts in their name originating from debt securities issued within the previous 120 (one hundred and twenty) calendar days and eligible for inclusion under the provisions of Sections 7.11.1.5. and 7.11.1.6. of Communication “A” 8307; and

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

(C)the Transactions with Public Securities and other assets affidavit (Communication No. 7001, as amended), where the clients who are not resident individuals must acknowledge that, on the day on which it requests access to the FX Market and in the previous 90 days, directly or indirectly or on behalf of and to the order of third parties: (i) has not arranged sales in the country of securities with settlement in foreign currency; (ii) has not made exchanges of securities issued by residents for foreign assets; (iii) has not made transfers of securities to depository entities abroad; (iv) has not acquired in the country securities issued by non-residents with settlement in Pesos; (v) has not acquired Argentine certificates of deposit representing foreign shares; (vi) has not acquired securities representing private debt issued in foreign jurisdictions; and (vii) has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any individual or legal entity, whether resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. In addition, it must acknowledge that it will refrain from entering into any of such transactions during a 90-day term as from the date thereof, in the case of securities issued under Argentine or foreign law, directly or indirectly or on behalf and order of third parties. Additionally, when the client is an entity, the sworn statement must include (i) the data of the individuals or legal entities that directly control the entity and of other legal entities with which it is part of the same economic group, and (ii) the statement that, at the time of access to the FX Market and during the 90 days prior to such request, it has not delivered foreign currency or local liquid assets (except funds deposited in local financial entities), in Argentina, to any person directly controlling it, outside normal transactions of acquisition of goods and services between residents, or to other companies with which it is part of the same economic group, except those directly associated with regular transactions between residents for the acquisition of goods and/or services.

Repayment of principal and interest of imports of goods and services.

Pursuant to Section 3.3 of Communication “A” 8307, access to the FX Market for the repayment of principal and interest of imports of goods and services shall be granted, provided that the operation has been declared, if applicable, in the last overdue presentation of the External Assets and Liabilities Reporting.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Finally, legal entities that have a “Certification for direct investment contributions within the framework of the Regime for the Promotion of the Knowledge Economy (Decree No. 679/22)” may, when the conditions set forth in point 8 of the regulation are met, access the FX Market from an exchange and/or arbitrage with funds deposited in its “Special account for the regime for the promotion of the knowledge economy” in order to carry out the operations listed in item 7 of Decree No. 679/22.

Income and liquidation of advances, prefinancing and post-financing from foreign sources

Advances, pre-financing and post-financing from abroad must be deposited in the foreign exchange market within 20 working days from the date of collection or settlement abroad.

The provisions of Section 14.1.4 of Communication “A” 8307 shall apply in the event that the customer is a Single Project Vehicle (VPU) adhering to the Incentive Regime for Large Investments (RIGI) that declared to the Enforcement Authority that it intended to make use of the benefits established in Article 198 of Law 27,742 regarding the collection of exports of goods and services.

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

Pursuant to Law No. 27,541, as of December 31, 2025, 2024 and 2023, the tax rate is 0.50%, which is to be assessed on the proportional net worth value (valor patrimonial proporcional), of the shares as per the Argentine entity’s last financial statements. According to Article four of AFIP General Resolution No. 3,363 (and amendments), effective until December 12, 2024, it is understood that the last financial statements of an Argentine entity that must be considered are those prepared under Argentine GAAP without considering the effect arising from the changes in the purchasing power of the currency. AFIP had ratified this criterion on several occasions. Notwithstanding this, during 2022, we learned that AFIP has modified its opinion and understands that the financial statements that must be used as the calculation basis for the determination and liquidation of the tax are those that were submitted for consideration and approved by the body competent company according to the type of company in question. That is, if the company applies IFRS Accounting Standards, the financial statements prepared with such standards should be used. We understand that the new tax interpretation contradicts the provisions of Article four of AFIP General Resolution No. 3,363 (and amendments) so we did not adopt it since we do not share the tax criterion.

Notwithstanding the above, on December 13, 2024, ARCA General Resolution No. 5,611 was published, repealing AFIP General Resolution No. 3,363. By virtue of this, for the periods 2024 and 2025, the personal assets tax was calculated on the basis of the financial statements prepared under IFRS Accounting Standards.

Pursuant to the Personal Assets Tax Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders. In this regard, during 2025 the Company recovered P$16,680 million through compensation with dividends to shareholders for amounts paid by the Company in connection with the Personal Assets Tax for fiscal year 2024.

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

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

Other Taxes

There are no Argentine federal inheritances or succession taxes applicable to the ownership, transfer or disposition of Class A, B, C and D Shares.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

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

United States federal income taxes

The following discussion is a summary of certain U.S. federal income tax consequences for a U.S. holder (as defined below) of the acquisition, ownership and disposition of our ADSs or Class B Shares underlying ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of such securities, including any alternative minimum tax and the Medicare contribution tax on net investment income. This summary applies only to U.S. holders that hold ADSs or Class B Shares underlying ADSs as capital assets for U.S. federal income tax purposes and does not address investors that are members of a class of holders subject to special rules, such as:

●	financial institutions;

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

●	dealers in securities or currencies;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	life insurance companies;
●	persons that hold ADSs or Class B Shares underlying ADSs that are a hedge or that are hedged against interest rate or currency risks;
●	persons that hold ADSs or Class B Shares underlying ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs or Class B Shares underlying ADSs;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
●	tax-exempt entities;
●	persons that own or are deemed to own 10% or more of our stock, measured by voting power or value;
●	persons who acquired ADSs or Class B Shares underlying ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or
●	persons holding ADSs or Class B Shares underlying ADSs in connection with a trade or business conducted outside of the United States.

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

The U.S. dollar amount of dividends paid to certain individuals or other non-corporate U.S. holders will be taxable at the preferential rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term (60 days or less) and hedged positions, dividends paid on the ADSs are generally treated as “qualified dividends” if (1) the ADSs are readily tradable on a stablished securities market in the United States (such as the NYSE, where our ADSs are currently traded) and (2) we were not, in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a PFIC. Based on our consolidated financial statements and relevant market data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2025 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2026 taxable year or the foreseeable future, although there can be no assurance in this regard. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

DOCUMENTS ON DISPLAY

You may request a copy of these filings by writing or telephoning the offices of Telecom Argentina at General Hornos 690, (C1272AAB) Buenos Aires, Argentina. Telecom Argentina’s telephone number is +54-11-5359-2752. Our internet address is https://institucional.telecom.com.ar.

Telecom Argentina maintains a website at https://institucional.telecom.com.ar. The contents of our website are not part of this Annual Report.

PART I - ITEM 10 ADDITIONAL INFORMATION	TELECOM ARGENTINA S.A.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Summarized below are the financial instruments we held as of December 31, 2025, that are sensitive to changes in foreign exchange rates, market prices and interest rate, if any. As a matter of policy, we may enter into forward exchange contracts, foreign currency swaps or other derivatives to manage the exposure attributed to foreign exchange rate and interest rate fluctuations associated with the principal amount of our liabilities in foreign currencies. We use these instruments to reduce risk by creating offsetting market exposures. The instruments we hold are not held for financial trading purposes. No foreign exchange forward or other derivatives for speculative purposes were outstanding during the reporting periods covered by this Annual Report.

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

The devaluation of the Argentine Peso over the last few years, which was 41.0% in 2025, has had and continues to have a negative impact on the payment and revaluation of debts denominated in foreign currency, and any further devaluation may adversely affect our financial situation and operating results. Also, the devaluation rate was higher than the inflation rate of the Argentine Peso, which amounted to 31.5%.

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

See Note 27 to our Consolidated Financial Statements for a description of financial risk management.

PART I - ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	TELECOM ARGENTINA S.A.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

The ADSs are issued by the Depositary under the Deposit Agreement dated as of May 7, 2021, among Telecom Argentina, JPMorgan Chase Bank, N.A., as depositary, and the registered holders from time to time of the ADSs issued thereunder. The address of the Depositary’s principal executive office is 270 Park Avenue, Floor 8, New York, New York 10017. Each ADS represents rights to five Class B Shares.

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

The Depositary reimburses Telecom Argentina for certain expenses we incur in connection with the American depositary receipt program (the “ADR program”), subject to the agreement between us and the Depositary from time to time. These reimbursable expenses currently certain expenses incurred by the Company that are related to the establishment and maintenance of the ADR program upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may make available to the Company a set amount, or a portion of the Depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as the Company and the Depositary may agree from time to time. The Depositary may also agree to reduce or waive certain fees described above, that would normally be charged on ADSs issued to or at the direction of, or otherwise held by, the Company and/or certain shareholders of the Company. For the year ended December 31, 2025, the Depositary reimbursed Telecom Argentina approximately US$232,896 in connection with the ADR program.

PART I – ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	TELECOM ARGENTINA S.A.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As of the date of this Annual Report, none of Telecom Argentina and its subsidiaries are in default on any outstanding indebtedness.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Telecom’s Management, with the participation of our CEO and CFO, evaluated the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2025 (the “Evaluation Date”). Based upon that evaluation, our CEO and CFO have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective.

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

Telecom’s Management conducted an evaluation of the effectiveness of Telecom’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework 2013 issued by the COSO. Based on this evaluation, Telecom’s Management concluded that Telecom’s internal control over financial reporting was effective as of December 31, 2025. The effectiveness of Telecom’s internal control over financial reporting as of December 31, 2025, has been audited by PriceWaterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2025, other than changes resulting from the Acquisition, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II	TELECOM ARGENTINA S.A.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

On April 25, 2025, the Board of Directors of Telecom Argentina appointed the members of the Audit Committee acting until this year’s Annual Ordinary Shareholders’ Meeting and determined that Carlos Alejandro Harrison qualifies as Audit Committee Financial Expert pursuant to the rules and regulations of the SEC. In conducting this evaluation, the Board of Directors considered Mr. Harrison’s professional background and educational training. See “Item 6—Directors, Senior Management and Employees—The Board of Directors.”

ITEM 16B.CODE OF ETHICS

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

The Code of Ethics and Conduct is available on our website at https://inversores.telecom.com.ar/en/corporate-governance.html and the latest update was on December 15, 2025 related to the brand consolidation under Personal and has no significant content differences with the version furnished to the SEC on Form 6-K on December 4, 2024.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information on the aggregate fees for services rendered by our principal accountants (in millions of Pesos) for the years ended December 31, 2025, and 2024. Figures are not restated for inflation.

Services Rendered	2025	2024
Audit fees (1)	4,248.3	1,929.4
Audit related fees (2)	902.0	597.3
Tax fees (3)	576.1	172.6
All other fees (4)	46.6	1.2
Total	5,773.0	2,700.5
(1)	Includes fees related to the integrated audit of the Consolidated Financial Statements as of December 31, 2025, and 2024, limited reviews of interim financial statements presented during 2025 and 2024, SEC filing reviews and other attestation services.
(2)	Includes fees billed for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.
(3)	Includes fees for permitted tax compliance and tax advisory services.
(4)	Includes fees billed for products and services provided by the principal accountant, other than Audit Fees, Audit-Related Fees and Tax Fees. In 2025 and 2024, all other fees include primarily fees paid for subscription to business publications and other non-audit related permitted services.

Audit Committee Pre-approval Policies and Procedures

The engagement of any service provided by external auditors to Telecom Argentina and its subsidiaries are pre-approved by the Audit Committee.

The Pre-Approval Procedures provide for services that require:

●	specific pre-approval—to be approved on a case-by-case basis; and

PART II	TELECOM ARGENTINA S.A.

●	general pre-approval—any category or general kind of service that comes within the guidelines established to safeguard auditor independence and come within the maximum amounts set by the Audit Committee.

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

PART II	TELECOM ARGENTINA S.A.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

●	Composition of the Board of Directors: The NYSE requires each Board of Directors to be composed of a majority of independent directors. Although this is not required under Argentine law, as of the date of this Annual Report, the eleven member Board of Directors of Telecom Argentina has three regular directors and two alternate directors who qualify as “independent” according to SEC Rules.
●	Annual Self-Evaluation of the Board of Directors: The NYSE requires the Boards of Directors of listed companies to conduct a self-evaluation at least annually, and report thereon, informing whether it and its committees are functioning effectively. Under Argentine law, the Board of Directors’ performance is evaluated at the Annual Ordinary Shareholders Meeting.
●	Nominating/Corporate Governance Committee: NYSE listed companies are required to have a nominating/corporate governance committee. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a nominating/corporate governance committee. In Argentina, it is unusual (though possible) for the Board of Directors to nominate new directors, and the Board of Directors of Telecom Argentina refrains from making such proposals. Under Argentine law, the right to nominate and appoint directors is granted to shareholders. On certain occasions, the GCL delegates the right to designate directors to the Supervisory Committee.
●	Compensation committee: NYSE listed companies are required to have a compensation committee composed entirely of independent directors. Neither Argentine law nor Telecom Argentina’s Bylaws require the creation of a Compensation committee. Telecom Argentina’s executive compensation matters are undertaken by Executive Committee and the Board of Directors. The compensation of the members of Telecom Argentina’s Board of Directors is determined by the shareholders at the Annual Ordinary Shareholders’ Meeting.
●	Audit Committee hiring policies: The NYSE requires listed companies to have an Audit Committee which sets clear hiring policies for employees or former employees of the independent auditors. There is no such provision regarding the hiring of external auditors’ employees contained in Argentine law or Telecom Argentina’s bylaws.

According to the provisions of CNV Resolution No. 797/19, Telecom Argentina prepares and submits to the CNV, on an annual basis, a report which indicates and details the CNV’s recommended corporate governance practices as set forth in the CNV public offer framework, explains the practices followed by Telecom Argentina, and the reasons for any variation from practices recommended by the CNV. Telecom Argentina’s 2025 Corporate Governance Report was submitted to the CNV as part of the Statutory Annual Report dated March 10, 2026. Telecom Argentina’s Corporate Governance Reports submitted to the CNV can be accessed through the CNV’s website, www.cnv.gob.ar and Telecom Argentina’s website, https://institucional.telecom.com.ar. The contents of our website and other websites referred to herein are not part of this Annual Report.

PART II	TELECOM ARGENTINA S.A.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.INSIDER TRADING POLICIES

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

ITEM 16K.CYBERSECURITY.

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying, and managing risks from cybersecurity threats, including risks relating to disruption of business operations or financial reporting systems, data breach; violation of privacy laws and other litigation and legal risk; and reputational risk. We have developed a cybersecurity policy based on the guidelines and criteria contemplated by the international standards ISO 27001 and ISO 27002, as well as control mechanisms, technologies, processes, and procedures developed on the basis of the guidelines and criteria addressed by Law No. 25,326 (on personal data protection) and the Payment Card Industry Data Security Standard (PCI DSS). We apply these process and policies across all of our subsidiaries.

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

Key functions of the Department of Cybersecurity include:

-	Preventing unauthorized individuals, entities, or processes from accessing or modifying information;
-	Ensuring that all critical business services and information are available when required for authorized users, entities, or processes;
-	Identifying risks and proposing security solutions to respond to and monitor them;
-	Overseeing, communicating, and executing technical implementations of security solutions for business objectives;
-	Proactively searching for threats to achieve early identification and isolation, thereby minimizing the impact on the Company’s assets, products, and businesses;
-	Maintaining and developing cybersecurity policies and controls to ensure compliance with the mentioned standards and regulations;
-	Conducting a comprehensive and thorough review of the credit card data processing environment in accordance with the PCI DSS, for which certification for the year 2024 was obtained in early 2025. As of the date of this Annual Report, the Department of Cybersecurity is in the process of obtaining the recertification for the year 2025; and
-	Assessing each cyber event and evaluating its consequences after the attack has been mitigated, among others.

PART II	TELECOM ARGENTINA S.A.

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

Risks from Cybersecurity Threats

In 2025, 2024 and 2023, our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. We also did not experience any significant information security breaches in 2025, 2024 and 2023, and the associated expenses, including penalties and settlements, were immaterial. See “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—A cyberattack could adversely affect our business, financial condition, results of operations and cash flow” of this Annual Report for more information on our cybersecurity related risks.

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

Board of Directors

At the Board level, the Audit Committee is ultimately responsible for overseeing the Company’s financial and non-financial risks, including cybersecurity threats. To fulfill this responsibility, the Audit Committee holds meetings regularly and when needed, at which the CISO reports on cybersecurity events and provides updates on current risks. Also, the Audit Committee meets the CISO in case of the existence of a material event, as disclosed in “Incident Response Plan.” These reports may include information about cybersecurity incidents and the responses to them.

The CISO reports on significant cybersecurity incident-related activities in accordance with the “Incident Response Plan” to both the Executive Committee and the Audit Committee.

PART II	TELECOM ARGENTINA S.A.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18.FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-96.

The following financial statements are filed as part of this Annual Report:

PART III	TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023.

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – CGU Personal Network

As described in Notes 3.m), 3.u.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was 4,443,998 million of Argentine pesos in current currency as of December 31, 2025, and the goodwill assigned to the cash generating unit related to operations carried out by the Company and its subsidiaries in Argentina of information and communication technology (ICT) services through the Personal Network (“the CGU Personal Network”) was 4,405,108 million of Argentine pesos in current currency as of December 31, 2025. Management tests for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that the carrying value of the goodwill might be impaired. The carrying value of the goodwill is considered impaired by management when the carrying value of the CGU Personal Network is higher than its recoverable value. The recoverable value of the CGU Personal Network was determined by management through the value in use (VIU). To determine the VIU of the CGU Personal Network , the management used a discounted cash flow model. Management’s cash flow projections for the CGU Personal Network included significant judgments and key assumptions relating to revenue projections, long-term growth rate applied to the normalized cash flows used in the terminal value and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the CGU Personal Network is a critical audit matter is the significant judgment applied by management when developing the assessment of the VIU of the CGU Personal Network , which was determined using VIU. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the VIU of the CGU Personal Network and to evaluate the management’s significant assumptions related to revenue projections, long-term growth rate of normalized cash flow used in the terminal value and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the VIU for the CGU Personal Network. These procedures also included, among others, evaluating the appropriateness of the recoverable value determination for the CGU Personal Network; testing the completeness, accuracy, and relevance of underlying data used in the VIU evaluating the reasonableness of the significant assumptions used by management related to the revenue projections, long-term growth rate of normalized cash flow used in the terminal value and the discount rate. Also, evaluating management’s assumptions related to the revenue projections and long-term growth rate of normalized cash flow used in the terminal value used to determine the VIU involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGU Personal Network; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s discounted cash flow model and the discount rate assumption used to determine the VIU of the CGU Personal Network.

Acquisition of Telefónica Móviles Argentina S.A. – Valuation of Fixed network and transportation and Licenses

As described in Notes 3.u.7), 9, 10 and 29 to the consolidated financial statements, on February 24, 2025, the Company completed the acquisition of Telefónica Móviles Argentina S.A. (TMA). Of the acquired Property, plant and equipment of 1,332,961 million and Intangible assets (excluding goodwill) of 274,183 million, 665,674 million of Fixed network and transportation and 175,835 million of Licenses, all in Argentine pesos in current currency as of December 31, 2025 were recorded. Fair value of Fixed network and transportation was estimated by management using a cost approach, determining the replacement cost for the same service capacity, and depreciating it for age, condition and level of obsolescence. Fair value of Licenses was estimated by management using a market approach (comparable sales), analyzing data obtained from publicly available information in markets where comparable assets are transacted, adjusted by the level of obsolescence of the assets under license. Management’s determination of the fair value of the acquired Fixed network and transportation and Licenses involved significant judgment related to the assumptions used to the level of obsolescence in the determination of the fair value of the Fixed network and transportation and Licenses acquired.

The principal considerations for our determination that performing procedures relating to the valuation of Fixed network and transportation and Licenses acquired in the acquisition of TMA is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Fixed network and transportation and Licenses acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumption related to the level of obsolescence; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the Fixed network and transportation and Licenses acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the Fixed network and transportation and Licenses acquired; (iii) evaluating the appropriateness of the cost approach and market approach methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the fair value estimate of the Fixed network and transportation and Licenses; and (v) evaluating the reasonableness of the significant assumptions used by management related to the level of obsolescence. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions related to the level of obsolescence used to determine the fair value of the Fixed network and transportation and Licenses.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Alejandro Javier Rosa

Autonomous City of Buenos Aires, Argentina

March 11, 2026

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

ADR: American Depositary Receipt.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency, Autonomous agency for Tax Collection and Customs Control, which replaced the Federal Administration of Public Revenues (AFIP).

AMBA (Área Metropolitana de Buenos Aires): The Metropolitan Area of Buenos Aires. An area comprising the Autonomous city of Buenos Aires and the greater Buenos Aires area.

AVC: Name corresponding to the subsidiary merged as from January 1, 2025 with Telecom Argentina, namely AVC Continente Audiovisual S.A.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom Argentina since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine Securities and Exchange Commission.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): Paraguay Telecommunications Commission.

CPI National Consumer Price Index.

CVH Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

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

Fixed and intangible assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

ICT Services provided in Argentina – Personal Network: Corresponds to the operations carried out by Telecom Argentina and its subsidiaries located in Argentina except TMA (TSMA, Cable Imagen, PEM, Inter Radios, Personal Smarthome and NYS2) engaged in the provision of ICT services.

ICT Services provided in Argentina – TMA Network: Corresponds to the operations carried out by the subsidiary TMA as from the acquisition date.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

CPI: Consumer Price Index.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and censuses.

La Capital Cable/Ver TV: Names corresponding to limited companies La Capital Cable S.A. and Ver T.V. S.A., respectively, companies that are or have been directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/ Pem/ Cable Imagen/ Inter Radios/ Personal Smarthome/ NYS2/ RISSAU/ Manda/ TSMA/ TMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the LGS, or were controlled by Telecom Argentina, directly or indirectly: Micro Sistemas S.A., Pem S.A.U., Cable Imagen S.R.L., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Red Intercable Satelital S.A.U., Manda S.A., Teledifusora San Miguel Arcángel S.A and Telefónica Móviles Argentina S.A.

MULC (Mercado Único y Libre de Cambios): The Argentine Single and Free Exchange Market.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

Other segments: These correspond to a) ICT services provided through subsidiaries (Telecom Argentina USA, Núcleo, Televisión Dirigida, Adesol and its subsidiaries, Opalker, Ubiquo, Naperville, Saturn, Manda and RISSAU) in Paraguay, Uruguay and Chile and b) activities in the fintech industry, carried out, through subsidiaries Micro Sistemas, Personal Envíos, CrediPay and MFH in Argentina and Paraguay.

Parklet/ Openxpand: Name corresponding to a joint venture of Telecom, Parklet S.A., then renamed to “Openxpand S.A.”

TELECOM ARGENTINA S.A.

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

SMS: Short message systems.

SOF: Secured Overnight Financing.

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

TASA: Telefónica Móviles Argentina S.A.(entity merged with TMA prior to the acquisition of TMA by Telecom Argentina).

TAMAR: (Tasa Mayorista de Argentina) Argentina Wholesale Rate published by the BCRA.

Telecom Argentina: Telecom Argentina S.A.

TELECOM ARGENTINA S.A.

Telecom or the Company: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/ Ubiquo/ Micro Fintech Holding/ Naperville/ Saturn/ CrediPay: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa, Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC and CrediPay S.A., respectively, companies that are directly or indirectly controlled according to the definition of the LGS.

URSEC (Unidad Regulatoria de Servicios de Comunicaciones): Communication Services Regulatory Agency.

USA: United States of America.

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

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		As of December 31,
ASSETS	Note	2025	2024
Current Assets
Cash and cash equivalents	4	469,050	418,745
Investments	4	323,064	44,179
Trade receivables	5	799,188	389,375
Other receivables	6	159,969	58,875
Inventories	7	79,530	79,513
Assets classified as held for sale	3.j	3,011	2,322
Total current assets		1,833,812	993,009
Non-Current Assets
Trade receivables	5	940	568
Other receivables	6	28,870	64,417
Deferred income tax assets	16	48,434	43,398
Investments	4	14,701	17,902
Goodwill	8	4,443,998	4,436,736
PP&E	9	6,789,118	5,696,731
Intangible assets	10	2,671,525	2,494,659
Right of use assets	11	727,288	646,324
Investment properties	12	63,866	—
Total non-current assets		14,788,740	13,400,735
TOTAL ASSETS		16,622,552	14,393,744
LIABILITIES
Current Liabilities
Trade payables	13	1,108,820	584,980
Borrowings	14	1,616,544	1,411,178
Salaries and social security payables	15	435,044	297,645
Income tax liabilities	16	66,741	5,999
Other taxes payables	17	243,086	119,264
Dividends payables		87	902
Leases liabilities	18	149,030	98,045
Other liabilities	19	85,165	53,144
Provisions	20	133,783	5,109
Total current liabilities		3,838,300	2,576,266
Non-Current Liabilities
Trade payables	13	20,314	21,674
Borrowings	14	3,820,071	2,374,802
Salaries and social security payables	15	59,034	12,455
Deferred income tax liabilities	16	1,179,974	1,855,808
Other taxes payables	17	—	3
Leases liabilities	18	239,266	182,123
Other liabilities	19	52,983	20,162
Provisions	20	429,302	69,524
Total non-current liabilities		5,800,944	4,536,551
TOTAL LIABILITIES		9,639,244	7,112,817
EQUITY
Equity attributable to Controlling Company		6,863,861	7,136,514
Equity attributable to non-controlling interest		119,447	144,413
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		6,983,308	7,280,927
TOTAL LIABILITIES AND EQUITY		16,622,552	14,393,744

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		For the years ended December 31,
	Note	2025	2024	2023
Revenues	24	8,328,814	5,442,958	5,898,611
Employee benefit expenses and severance payments	25	(1,961,097)	(1,346,737)	(1,473,756)
Interconnection and transmission costs		(243,797)	(155,918)	(174,151)
Fees for services, maintenance, materials and supplies	25	(1,064,393)	(724,120)	(741,134)
Taxes and fees with the Regulatory Authority	25	(720,488)	(428,352)	(453,157)
Commissions and advertising		(437,205)	(305,491)	(345,483)
Cost of equipment and handsets	25	(288,668)	(259,216)	(318,199)
Programming and content costs		(450,698)	(314,423)	(332,792)
Bad debt expenses		(143,722)	(112,102)	(127,913)
Other operating expenses, net	25	(493,211)	(264,218)	(272,257)
Depreciation, amortization and impairment of Fixed and intangible assets	25	(2,075,488)	(1,725,057)	(2,018,038)
Operating income (loss)		450,047	(192,676)	(358,269)
Losses from associates and joint ventures	4	(3,742)	(15,094)	(5,408)
Financial results from borrowings	26	(748,840)	1,914,786	(1,817,071)
Other financial results, net	26	110,799	190,451	496,492
Income (loss) before income tax		(191,736)	1,897,467	(1,684,256)
Income tax benefit (expense)	16	46,432	(538,237)	968,990
Net income (loss) for the year		(145,304)	1,359,230	(715,266)

Attributable to:
Controlling Company		(170,006)	1,331,805	(738,306)
Non-controlling interest		24,702	27,425	23,040
		(145,304)	1,359,230	(715,266)

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	3.t	(78.94)	618.38	(342.81)

See Note 25 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	For the years ended December 31,
	2025	2024	2023

Net income (loss) for the year	(145,304)	1,359,230	(715,266)

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	85,195	(300,646)	209,535
DFI effects classified as hedges	—	(7,778)	3,761
Gains of investments at fair value	8,333	—	—
Income Tax effects	(2,997)	2,403	(1,037)
Items that will not be reclassified to profit or loss
Actuarial results	(4,897)	(37)	(1,204)
Income Tax effects	1,714	13	421
Other comprehensive income (loss), net of tax	87,348	(306,045)	211,476

Total comprehensive income (loss) for the year	(57,956)	1,053,185	(503,790)

Attributable to:
Controlling Company	(101,212)	1,117,261	(592,845)
Non-controlling interest	43,256	(64,076)	89,055
	(57,956)	1,053,185	(503,790)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owner’s contribution		Reserves						Equity	Equity
	Outstanding				Special				attributable	attributable
	shares				reserve for		Other		to	to non-
	Capital nominal	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	value (1)	adjustment	Surplus	Legal	implementation	(2)	loss	earnings	company	interest	Equity

Balances as of January 1, 2023	2,154	2,461,031	6,061,634	146,147	53,587	526,526	(293,108)	(1,854,026)	7,103,945	144,622	7,248,567
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation	—	—	(2,443,629)	—	—	—	—	2,443,629	—	—	—
- Reserves constitution	—	—	—	—	—	589,603	—	(589,603)	—	—	—
Dividends (1)	—	—	—	—	—	(299,199)	—	—	(299,199)	—	(299,199)
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(11,516)	(11,516)
Subsidiary acquisition	—	—	—	—	—	—	—	—	—	(5)	(5)
Subsidiary call option	—	—	—	—	—	—	(1,690)	—	(1,690)	—	(1,690)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(738,306)	(738,306)	23,040	(715,266)
Other comprehensive income	—	—	—	—	—	—	145,461	—	145,461	66,015	211,476
Total Comprehensive income (loss)	—	—	—	—	—	—	145,461	(738,306)	(592,845)	89,055	(503,790)
Balances as of December 31, 2023	2,154	2,461,031	3,618,005	146,147	53,587	816,930	(149,337)	(738,306)	6,210,211	222,156	6,432,367
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification	—	—	(221,779)	—	—	(516,527)	—	738,306	—	—	—
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(13,719)	(13,719)
Subsidiary acquisition	—	—	—	—	—	—	—	—	—	2,477	2,477
Transaction with non-controlling interest	—	—	—	—	—	—	(34,606)	—	(34,606)	(3,272)	(37,878)
Subsidiary acquisition	—	—	—	—	—	—	—	—	—	847	847
Dividends (1)	—	—	—	—	—	(156,352)	—	—	(156,352)	—	(156,352)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	1,331,805	1,331,805	27,425	1,359,230
Other comprehensive loss, net of tax	—	—	—	—	—	—	(214,544)	—	(214,544)	(91,501)	(306,045)
Total comprehensive income (loss)	—	—	—	—	—	—	(214,544)	1,331,805	1,117,261	(64,076)	1,053,185
Balances as of December 31, 2024	2,154	2,461,031	3,396,226	146,147	53,587	144,051	(398,487)	1,331,805	7,136,514	144,413	7,280,927
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025 (2)
- Constitution and reclassification of reserves	—	—	(122,442)	66,590	—	1,387,657	—	(1,331,805)	—	—	—
Dividends to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(12,907)	(12,907)
Dividends (1)	—	—	—	—	—	(226,756)	—	—	(226,756)	—	(226,756)
Transaction non-controlling interest (3)	—	—	—	—	—	—	55,315	—	55,315	(55,315)	—
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(170,006)	(170,006)	24,702	(145,304)
Other comprehensive income, net of tax	—	—	—	—	—	—	68,794	—	68,794	18,554	87,348
Total comprehensive income (loss)	—	—	—	—	—	—	68,794	(170,006)	(101,212)	43,256	(57,956)
Balances as of December 31, 2025	2,154	2,461,031	3,273,784	212,737	53,587	1,304,952	(274,378)	(170,006)	6,863,861	119,447	6,983,308
(1)	See Note 22.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	It corresponds to the transaction carried out between controlling and non-controlling shareholders related to the acquisition of 100% of Adesol’s license-holding entities. See Note 3.d.6).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		For the years ended December 31,
	Note	2025	2024	2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year		(145,304)	1,359,230	(715,266)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		160,105	99,860	113,817
Depreciation of PP&E	25	1,533,091	1,312,898	1,559,899
Amortization of intangible assets	25	234,722	152,940	251,826
Amortization of rights of use assets	25	278,639	260,674	205,413
Depreciation of Investment properties	25	2,028	—	—
Impairment of goodwill	8	15,941	—	—
Disposals of Fixed and intangible assets		147,293	2,217	1,454
Losses from associates and joint ventures	4	3,742	15,094	5,408
Financial results and others		624,547	(2,418,267)	803,367
Income tax expenses	16	(46,432)	538,237	(968,990)
Income tax paid		(15,012)	(9,703)	(14,670)
Change in operating assets and liabilities, net of effects from purchase of controlled entity
Increase Trade receivables		(224,666)	(343,132)	(509,799)
Decrease / (Increase) Other receivables		(15,709)	(106,937)	(257,366)
Decrease / (Increase) Inventories		71,370	(8,403)	(59,785)
(Decrease) / Increase Trade payables		(17,962)	27,494	968,990
Increase Salaries and social security payables		62,144	109,976	207,576
(Decrease) / Increase Other taxes payables		(250,817)	85,071	125,970
(Decrease) / Increase Other Liabilities and Provisions		(31,862)	(9,736)	51,647
Total cash flows from operating activities		2,385,858	1,067,513	1,769,491
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(1,355,061)	(457,953)	(756,094)
Payments for intangible asset acquisitions		(135,574)	(60,623)	(571,697)
Dividends received from associates		7	1,333	3,449
Proceeds from the sale of PP&E and intangible assets		37,202	7,777	3,308
Payments for acquisition of subsidiary, net of cash acquired	29	(1,304,037)	(18,237)	(6,466)
Integration of contributions in joint ventures	4	(220)	—	—
Compensation received for acquisition of companies		1,720	4,208	—
Proceeds from DFI liquidations		33,850	5,186	69,087
Proceeds from sale of investments not considered as cash and cash equivalents		442,802	438,002	400,610
Payments for investments not considered as cash and cash equivalents		(732,319)	(424,073)	(766,727)
Acquisition of purchase option		—	—	(7,150)
Total cash flows used in investing activities		(3,011,630)	(504,380)	(1,631,680)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	14	3,959,692	1,573,995	1,111,970
Payment of borrowings	14	(2,583,267)	(1,474,844)	(654,722)
Repurchase of Notes	14	(15,011)	(34,913)	—
Payment of interests, DFI and related expenses	14	(514,351)	(428,014)	(592,904)
Payments of leases liabilities		(196,180)	(121,016)	(126,595)
Transaction with non-controlling interests		—	(36,164)	(1,690)
Dividends paid to non-controlling interests in subsidiaries		(17,640)	(12,634)	(11,516)
Dividends paid	22	(20,286)	—	—
Total cash flows from (used in) financing activities		612,957	(533,590)	(275,457)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(12,815)	29,543	(137,646)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		418,745	457,698	357,294
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		63,120	(68,496)	238,050
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		469,050	418,745	457,698

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Non-cash investing and financing activities

Main non-cash transactions from the consolidated statement of cash flows are the following:

	Classification of
	activities	Year ended December 31,
Description		2025	2024	2023
PP&E and intangible assets acquisition financed with accounts payable	Investing	358,056	267,562	395,979
Right of use assets acquisition owed	Investing	195,712	312,163	245,269
Trade payables cancelled with government bonds	Investing	—	27,659	—
Acquisition of companies and joint ventures financed with other liabilities	Investing	—	—	11,250
Other receivables offset with acquisition of companies and joint ventures	Investing	—	10,961	—
Joint ventures acquisition cancelled with government bonds	Investing	—	—	1,567
Trade payables offset with PP&E sale	Investing	8,533	—	—
Other receivables pending collection from PP&E sale	Investing	2,376	—	—
Dividends received offset against trade payables	Investing	440	—	—
Dividends payment made with investments not considered as cash and cash equivalents (Note 22)	Financing	189,790	156,352	299,199
Dividend paid with tax credits (Note 22)	Financing	16,680	—	—
Exchange Notes	Financing	—	175,165	—
Trade payables cancelled with borrowings	Financing	—	30,815	97,699
Acquisition of non-controlling interest offset against other receivables	Financing	—	1,715	—
Dividend payable from subsidiaries	Financing	—	1,085	—
Issuance costs payable	Financing	794	1,364	—

TELECOM ARGENTINA S.A.

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)    The Company and its Operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As of October 10, 1999, Telecom Argentina also began providing telephone services in all the country.

On December 1, 2017, Telecom Argentina merged with Telecom Personal, so, since that date, it provides directly mobile telecommunications services. As a consequence of the merger with Cablevisión (accounted for as a reverse acquisition on January 1, 2018), Telecom Argentina provides cable television services through networks installed in different localities in Argentina and Uruguay.

On February 24, 2025, Telecom Argentina acquired 99.999625% of TMA, acquiring control of such company, see Note 29. TMA is a corporation (sociedad anónima) organized under the laws of Argentina and is one of the largest telecommunications and data transmission service providers in Argentina in terms of customers.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services, among others, in Argentina. Additionally, through its subsidiaries, it also provides diverse ICT Services in Uruguay, Paraguay, USA and Chile.

Moreover, through its subsidiaries Micro Sistemas, Personal Envíos and CrediPay, the Company provides fintech services related to the use of electronic means of payment, transfers and/or electronic use of money, among others.

TELECOM ARGENTINA S.A.

As of December 31, 2025, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

			Telecom Argentina’s
			direct/indirect interest
			in capital stock and
Company	Main Activity	Country	votes
TMA (a)	ICT Services and Audiovisual Communication Services	Argentina	99.999625%
Micro Sistemas (b)	Services related to the use of electronic payment media	Argentina	100.00%
Manda	Holding	Argentina	100.00%
RISSAU	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Holding	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome	Security solutions and services	Argentina	100.00%
NYS2	ICT Services and Audiovisual Communication Services	Argentina	100.00%
TSMA (c)	Community Closed-Circuit Television	Argentina	100.00%
Telefónica Ingeniería de Seguridad de Argentina S.A.U. (d)	Security solutions and services	Argentina	99.999625%
Ubiquo	Cybersecurity services and products	Chile	95.00%
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
CrediPay	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (e)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Openxpand (f)	Development and provision of digital platforms	Uruguay	51.00%
MFH	Holding	USA	100.00%
Naperville	Holding	USA	100.00%
Saturn	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%
(a)	Acquired by Telecom Argentina on February 24, 2025. See Note 29.
(b)	On January 22, 2026, Banco Macro subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas. See Note 30.
(c)	On December 1, 2025, the Telecom Argentina’s Board of Directors and the Board of Directors of TSMA approved the initiation of the process leading to the corporate reorganization consisting of the merger by absorption of TSMA by Telecom Argentina, effective as of January 1, 2026, the date from which TSMA’s operations shall be considered as carried out by Telecom Argentina.
(d)	Indirectly acquired by Telecom Argentina following the acquisition of TMA, see reference (a) above.
(e)	Adesol acquired 100% of the equity interests in the license - holding entities that operate subscriber - based television services in various localities within that country. See Note 3.d.6).
(f)	Included in the Company’s consolidated financial statements until May 19, 2025, and thereafter accounted for as a joint venture. See Notes 3.d.4) and 4.

Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries located in Argentina except TMA (stated in historic currency at the transaction date), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that Telecom Argentina has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and its subsidiaries located in Argentina except TMA and are not allocated specifically to one of them.

TELECOM ARGENTINA S.A.

Following the acquisition of TMA, on February 24, 2025 (see Note 29), the Company identified a new reportable segment, “ICT Services provided in Argentina – TMA Network” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using its own networks, with its own infrastructure. The subsidiary TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately. Regarding costs, they are not specifically allocated to a type of service, considering that TMA has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by TMA and are not allocated specifically to one of them.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina - Personal Network” and “ICT Services in Argentina - TMA Network” segments, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments”.

The Executive Committee and the CEO continue to monitor these businesses to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

As a result, segments as of December 31, 2025, are the following:

-	ICT Services provided in Argentina – Personal Network.
-	ICT Services provided in Argentina – TMA Network.
-	Other segments.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and Intangibles Assets, reviewing this information in the currency of the date of each transaction.

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information for the years ended December 31, 2025, 2024 and 2023:

◻	Consolidated Income Statement as of December 31, 2025

	ICT Services provided in Argentina –			ICT Services provided in Argentina –
	Personal Network			TMA Network			Other segments

	Currency			Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	4,688,533	595,615	5,284,148	2,482,714	265,779	2,748,493	384,630	46,701	431,331	(135,158)	8,328,814
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(1,096,467)	(140,974)	(1,237,441)	(619,738)	(65,877)	(685,615)	(33,893)	(4,148)	(38,041)	—	(1,961,097)
Fees for services, maintenance, materials and supplies	(561,780)	(93,997)	(655,777)	(325,306)	(35,240)	(360,546)	(51,640)	(6,184)	(57,824)	9,754	(1,064,393)
Taxes and fees with the Regulatory Authority	(393,956)	(49,872)	(443,828)	(234,436)	(24,819)	(259,255)	(15,433)	(1,972)	(17,405)	—	(720,488)
Commissions and advertising	(202,884)	(24,785)	(227,669)	(136,090)	(14,658)	(150,748)	(57,383)	(8,447)	(65,830)	7,042	(437,205)
Programming and content costs	(267,805)	(33,898)	(301,703)	(101,212)	(10,598)	(111,810)	(33,015)	(4,170)	(37,185)	—	(450,698)
Other operating costs	(546,973)	(110,090)	(657,063)	(442,453)	(93,755)	(536,208)	(68,094)	(8,998)	(77,092)	100,965	(1,169,398)
Adjusted EBITDA	1,618,668	141,999	1,760,667	623,479	20,832	644,311	125,172	12,782	137,954	(17,397)	2,525,535

Depreciation, amortization and impairment of Fixed and intangible assets											(2,075,488)
Operating income											450,047
Losses from associates and joint ventures											(3,742)
Financial results from borrowings											(748,840)
Other financial results, net											110,799
Loss before income tax											(191,736)
Income tax benefit											46,432
Net loss											(145,304)

Attributable to:
Controlling Company											(170,006)
Non-controlling interest											24,702
											(145,304)

◻	Consolidated Income Statement as of December 31, 2024

	ICT Services provided in Argentina –
	Personal Network			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	3,165,736	1,872,500	5,038,236	266,915	168,101	435,016	(30,294)	5,442,958
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(823,975)	(483,077)	(1,307,052)	(24,450)	(15,235)	(39,685)	—	(1,346,737)
Fees for services, maintenance, materials and supplies	(393,042)	(279,499)	(672,541)	(35,839)	(22,620)	(58,459)	6,880	(724,120)
Taxes and fees with the Regulatory Authority	(258,519)	(152,324)	(410,843)	(10,931)	(6,578)	(17,509)	—	(428,352)
Commissions and advertising	(133,932)	(74,995)	(208,927)	(62,477)	(38,240)	(100,717)	4,153	(305,491)
Programming and content costs	(172,422)	(99,687)	(272,109)	(25,570)	(16,744)	(42,314)	—	(314,423)
Other operating costs	(429,466)	(302,323)	(731,789)	(47,831)	(31,095)	(78,926)	19,261	(791,454)
Adjusted EBITDA	954,380	480,595	1,434,975	59,817	37,589	97,406	—	1,532,381

Depreciation, amortization and impairment of Fixed and intangible assets								(1,725,057)
Operating loss								(192,676)
Losses from associates and joint ventures								(15,094)
Financial results from borrowings								1,914,786
Other financial results, net								190,451
Profit before income tax								1,897,467
Income tax expense								(538,237)
Net income								1,359,230

Attributable to:
Controlling Company								1,331,805
Non-controlling interest								27,425
								1,359,230

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2023

	ICT Services provided in Argentina –
	Personal Network			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	1,053,442	4,456,328	5,509,770	81,877	334,899	416,776	(27,935)	5,898,611
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(279,608)	(1,152,805)	(1,432,413)	(8,277)	(33,066)	(41,343)	—	(1,473,756)
Fees for services, maintenance, materials and supplies	(131,861)	(566,980)	(698,841)	(9,292)	(37,368)	(46,660)	4,367	(741,134)
Taxes and fees with the Regulatory Authority	(83,591)	(354,647)	(438,238)	(2,968)	(11,951)	(14,919)	—	(453,157)
Commissions and advertising	(52,319)	(224,650)	(276,969)	(13,346)	(57,350)	(70,696)	2,182	(345,483)
Programming and content costs	(55,317)	(233,466)	(288,783)	(8,532)	(35,477)	(44,009)	—	(332,792)
Other operating costs	(145,951)	(688,188)	(834,139)	(15,714)	(64,053)	(79,767)	21,386	(892,520)
Adjusted EBITDA	304,795	1,235,592	1,540,387	23,748	95,634	119,382	—	1,659,769

Depreciation, amortization and impairment of Fixed and intangible assets								(2,018,038)
Operating loss								(358,269)
Losses from associates and joint ventures								(5,408)
Financial results from borrowings								(1,817,071)
Other financial results, net								496,492
Loss before income tax								(1,684,256)
Income tax benefit								968,990
Net loss								(715,266)

Attributable to:
Controlling Company								(738,306)
Non-controlling interest								23,040
								(715,266)

Additional information is disclosed below:

	For the years ended December 31,
Revenues	2025	2024	2023
From customers located in Argentina	7,934,388	5,037,636	5,490,518
From foreign customers	394,426	405,322	408,093
	8,328,814	5,442,958	5,898,611
CAPEX
ICT Services in Argentina – Personal Network	924,556	653,694	1,277,987
ICT Services in Argentina – TMA Network	456,602	—	—
Other segments	104,419	95,280	106,206
	1,485,577	748,974	1,384,193

	As of December 31,
Fixed and intangible assets	2025	2024
ICT Services in Argentina – Personal Network	12,439,729	12,750,637
ICT Services in Argentina – TMA Network	1,645,414	—
Other segments	610,652	523,813
	14,695,795	13,274,450
Borrowings
ICT Services in Argentina – Personal Network	5,380,181	3,723,906
ICT Services in Argentina – TMA Network	36	—
Other segments	56,398	62,074
	5,436,615	3,785,980

TELECOM ARGENTINA S.A.

b)    Basis of Presentation

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

These consolidated financial statements are expressed in millions of Argentine pesos, based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of December 31, 2025 (see section d)).

These consolidated financial statements contain, additionally to all disclosures required under IFRS Accounting Standards, some disclosures required by the LGS and/or by the CNV.

These consolidated financial statements as of December 31, 2025, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on March 10, 2026.

c)    Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of December 31, 2025.

The table below shows the evolution of the indexes in the last three years according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso against the US dollar for the same years:

	As of December 31,	As of December 31,	As of December 31,
	2023	2024	2025

National CPI	3,533.2	7,694.0	10,121.4

Variation in prices
Annual	211.4%	117.8%	31.5%

Banco Nación US$/$ exchange rate	808.5	1,032.0	1,455.0

Variation in the exchange rate
Annual	356.3%	27.7%	41.0%

Below is a summary of the effect of applying IAS 29:

Restatement of the Statement of Financial Position and the Statement of Changes in Equity

The Company restated all the non-monetary items in current currency as of December 31, 2025. Each item must be restated since the date of the initial recognition or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2025.

TELECOM ARGENTINA S.A.

Restatement of the Income Statement, the Statements of Comprehensive Income and the Statement of Cash Flows

In the Income Statement and the Statements of Comprehensive Income, items are restated in current currency as of December 31, 2025. The Company shall apply the monthly variations of CPI.

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

d)    Comparative information

The figures as of December 31, 2024 and for the years ended December 31, 2024 and 2023, which are disclosed in these consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates, according to what is described in section d). When applicable, certain reclassifications were made for comparative purposes. As disclosed in Note 29, the Company has consolidated TMA as from February 24, 2025, and, therefore, the Company’s financial statements as of December 31, 2025, and the results for the year ended December 31, 2025, are not comparable to the comparative information presented in these consolidated financial statements.

NOTE 2 – Regulatory framework

a)    Regulatory Authority

Argentina

In Argentina, the regulatory authority for the ICT services provided by Telecom Argentina and certain subsidiaries is ENACOM. Through Decree No. 89/2024 dated January 26, 2024, the Argentine government ordered the intervention of ENACOM for a period of 180 consecutive days, which was subsequently extended on several occasions, the latest being Decree No. 938/2025 until January 4, 2027, with the purpose of redefining outdated regulations that hinder technological progress, among other matters.

As of the date of issuance of these consolidated financial statements, there have been no effects on Telecom Argentina and certain subsidiaries’ operations in Argentina due to this intervention. Telecom Argentina will continue to monitor the matter for any potential impacts.

TELECOM ARGENTINA S.A.

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

b)    Licenses

Argentina

Under the Licencia Única Argentina Digital, Telecom Argentina and certain subsidiaries currently provides the following services:

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

Paraguay

Núcleo holds a license to provide STMC and PCS. In addition, it holds a license for the installation and exploitation of Internet, data services and license to provide DATDH services throughout Paraguay. These licenses have been granted for renewable five-year periods.

c)    Main Regulatory issues – ICT Services provided in Argentina

Among the main regulations governing the services of Telecom Argentina and its ICT subsidiaries in Argentina, the following stand out:

●	LAD and its amendments.
●	Law No. 19,798 to the extent it does not contradict the LAD.
●	The Privatization Regulations, which regulated that process.
●	The Transfer Agreement.
●	The licenses for providing telecommunication services and the Bidding Terms and Conditions and their respective general rules.
●	Current service regulations. See the main regulations on Licenses, Interconnection, SU and Spectrum in sections d) to e) of this Note.

TELECOM ARGENTINA S.A.

d)    Universal Service (“SU” for its Spanish acronym)

i)	Universal Service Fiduciary Fund

On January 3, 2025, PEN, through Decree No. 6/2025, dissolved the FFSU established by Article 21 of Law No. 27,078 and its amendments. Furthermore, it repealed the aforementioned article. Subsequently, ENACOM issued Resolution No. 3/2025, stipulating that, in order to ensure the public policy of guaranteeing access to the SU, ICT service licensees shall continue making contributions in accordance with the current form and mechanism. Decree No. 312/2025 established that ENACOM would be responsible for collecting and administering such contributions.

ii)	General Regulation of the Universal Service

The new General Regulation of the Universal Service, issued by ENACOM through Resolution No. 1,182/2025, maintains the obligation to contribute 1% of total accrued ICT revenues to the Universal Service Fund administered by ENACOM.

1.	Fund - Impact on Telecom Argentina with respect to its original license to provide SBT

Pursuant to SC Resolutions Nos. 80/07 and 154/10 and CNC Resolution No. 2,713/07, Telecom Argentina filed its monthly returns, which show a credit balance. However, as of the date hereof, no tax credits have been applied in respect of the SU services provided.

Between 2011 and 2012, the Argentine Secretariat of Communications issued a series of resolutions whereby it informed Telecom Argentina that the provisions related to certain services and/or programs did not qualify as Initial SU Programs or different services involving a SU provision and cannot be financed with SU Funds.

Telecom Argentina filed appeals against the above-mentioned resolutions, presenting the legal arguments based on which such resolutions should be revoked.

In September 2012, the CNC formally required Telecom Argentina to deposit approximately $208 million. Telecom Argentina submitted a filing rejecting such demand on the grounds that the appeals filed against the resolutions issued by the Secretariat of Communications (SC) were still pending resolution.

In November 2019, the ENACOM notified Telecom Argentina that the appeals filed by Telecom Argentina against the SC resolutions had been rejected, and that the file had been submitted to the Court of Appeals.

On January 19, 2026, ENACOM Resolution No. 3/2026 was published in the Official Gazette, approving a Payment Facilities Regime aimed, among other matters, at the regularization of outstanding amounts related to contributions to the Universal Service Fund. The Payment Facilities Regime will remain in effect for a period of 180 days.

Telecom Argentina has expressed its willingness to adhere to the payment plan in order to assess the advisability of submitting to the scheme issued by ENACOM regarding the items covered by Resolution No. 3/2026, taking advantage of the opportunity for a significant reduction in the interest applied to the recognized debts, thus bringing the dispute to an end and putting a stop to years of uncertainty and to the potential contingency that could arise from a possible rejection of the appeals submitted. Consequently, Telecom Argentina, together with its advisors, has recognized a contingency provision of $25,156 million (including $10,513 million of interest), calculated based on the probability of occurrence and the probable amount of disbursement, in accordance with the Payment Facilities Regime.

Additionally, matters concerning TMA in relation to the “SU” are detailed in Note 29.

2.	SU Fund - Impact on Telecom Argentina with respect to the SCMs originally provided by Telecom Personal S.A.

In compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, since July 2007 Telecom Personal S.A. has filed its tax returns and deposited the corresponding contributions.

TELECOM ARGENTINA S.A.

On January 26, 2011, the SC issued Resolution No. 9/11, providing that telecommunication service providers could only allocate to investment projects under this program the amounts corresponding to outstanding investment contribution obligations arising from Annex III of Decree No. 764/00 before the effective date of Decree No. 558/08.

In July 2012, the SC issued Resolution No. 50/12, whereby it informed that the services declared by SCM service providers as SU services did not constitute items that could be discounted from the amount of SU contributions. It also established that certain amounts deducted could be allocated to investment projects within the framework of the program established by SC Resolution No. 9/11 or, as applicable, be deposited into the SU Fund.

Telecom Personal S.A. filed an administrative appeal against the decision issued by the Secretariat of Communications, seeking its nullification. As of the date of these consolidated financial statements, this appeal is still pending resolution.

Nevertheless, in October 2012, and in response to the formal demand issued by the Secretariat of Communications, Telecom Personal S.A. deposited, under protest, into the SU Fund an amount equivalent to the valuation of the SU services that Telecom Personal S.A. had been providing.

As of December 31, 2025, Telecom Argentina had not recognized any credits in respect of these items.

e)    Spectrum

i)	Spectrum Allocation for SCMA

In 2014, Telecom Argentina was awarded Lots 2, 5, 6 and 8 and the remaining frequencies of the PCS and the SRMC, as well as those of the spectrum for the SCMA.

The use of the frequencies is granted for a period of 15 years counted from the notification of the administrative act of adjudication. In particular, for the spectrum of the SCMA, the term was counted as from February 27, 2018.

Once the term of use granted for the different frequencies has expired, the Regulatory Authority may extend the validity at the express request of the successful bidder (which will be onerous and under the price and conditions established by it).

ii)	STeFI - 5G spectrum allocation

On October 24, 2023, the Auction was held for the above-mentioned Bid for the allocation of frequency bands for the provision of STeFI, where Telecom Argentina was awarded Lot 2 (3,400-3,500 MHz Band), equivalent to US$350 million, which was paid in November 2023.

The award of the right to use the frequency band implied the capitalization as intangible assets which are amortized as described in Note 3.i).

On February 24, 2025, Telecom Argentina acquired TMA, which was opportunely awarded Lot 3B (3,550–3,600 MHz Band).

On April 24, 2025, through ENACOM Resolution No. 611/2025, Article 1 of Resolution No. 1,285/2023 was amended, establishing that the maximum limit of radio spectrum accumulation for STeFI would be reduced from 200 MHz to 150 MHz per Licensee in each Operating Area.

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

TELECOM ARGENTINA S.A.

Furthermore, in August 2022, it was registered in the Interoperable Digital Wallets Registry, and during the first quarter of 2023, it was registered in the Other Non-Financial Credit Providers Registry. Therefore, Micro Sistemas is governed by the BCRA regulations for such registries.

Additionally, Micro Sistemas is required to comply with the provisions for the Protection of Financial Services Users and supplementary regulations issued by the BCRA.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Detailed below are the most relevant accounting policies used by Telecom for the preparation of these consolidated financial statements, which have been applied uniformly with respect to comparative years.

a)    Going Concern

The consolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)    Foreign Currency Translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos, which is the functional currency of all the Company’s subsidiaries located in Argentina. In general, the functional currency for the Company’s foreign subsidiaries is the respective legal currency of each country, except for Opalker and its subsidiary Ubiquo, whose functional currency is the US dollar.

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

Additionally, the joint ventures OPH and Openxpand have the U.S. dollar as their functional currency. For the registration of Telecom’s participation in these joint ventures, their financial information is translated into the Company’s functional currency by applying the closing exchange rate for assets and liabilities, and average exchange rates for each fiscal year for revenues and expenses. The resulting translation differences are recognized in “Other Comprehensive Income” and accumulated in equity under “Translation Adjustment.” Such adjustment is reclassified to profit or loss when the Company loses its interest in the joint venture.”

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

d)    Principles of consolidation and equity method

d.1) Subsidiaries

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company (see item d.7) to this Note).

TELECOM ARGENTINA S.A.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Inter-company transactions, balances and unrealized gains on transactions between Telecom Argentina and its subsidiaries are eliminated. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred assets.

The subsidiaries’ financial statements cover the same periods and are prepared as of the same closing date and in accordance with the same accounting policies as those of Telecom Argentina.

Note 1.a) details the subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2025.

d.2) Transactions with non-controlling interests

Telecom considers any transactions executed with non-controlling shareholders that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by Telecom is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in “Other comprehensive income (loss)” in the equity attributed to the parent company.

d.3) Investments in Associates

Associates are all entities over which Telecom has significant influence but not control or joint control. This is generally the case where the Company holds between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method (see item d.5) to this note), after initially being recognized at cost.

Note 4 details the investments in associates, together with the interest percentages held directly or indirectly in each company’s capital stock and votes, main activity and country of origin as of December 31, 2025.

d.4) Joint arrangements

Under IFRS 11 “Joint Arrangements” investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor. As of the date of these consolidated financial statements, Telecom only maintains joint arrangements that qualify as joint ventures, namely:

d.4.1) Joint venture

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.

In April 2023, the Company acquired a 50% shareholding in OPH, over which joint control is exercised.

Until May 19, 2025, Telecom Argentina indirectly held 100% of Openxpand (formerly Parklet) through Opalker. On May 19, 2025, Opalker transferred to the unrelated company Tech - Co Enablers, LLC the shares representing 49% of Openxpand’s capital stock and voting rights, and on that same date, the company was renamed Openxpand. Consequently, from that date, Opalker’s interest in the company is 51%.

On the same date, the parties entered into a shareholders’ agreement (“Agreement”) which establishes, among other matters, the rights and obligations of both parties regarding their participation in the company. Pursuant to the Agreement, a special majority with the consent of both shareholders is required to decide on key business and corporate matters. Therefore, Opalker alone does not have the ability to use its power over the investee to influence its returns, and exercises joint control.

TELECOM ARGENTINA S.A.

Accordingly, from the date of the share transfer, the investment in this company is measured and presented in these consolidated financial statements as a joint venture (see Note 4).

d.5) Equity method

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Telecom’s share of the post-acquisition profits or losses of the investee in profit or loss, and Telecom’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

Telecom’s investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. For more information on impairment of Fixed and Intangible Assets, see item m) to this note.

Unrealized gains on transactions between Telecom and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities.

The associates’ and joint ventures’ financial statements cover the same periods and are prepared as of the same closing date as of the Telecom’s financial statements. Adjustments were made, where necessary, to the associates’ extra-accounting information so that their accounting policies are in line with those used by Telecom.

d.6) Consolidation of structured entities

The Company, through one of its subsidiaries located in Uruguay (Telemás S.A.), has executed certain agreements with other companies (Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A. and Visión Satelital S.A., collectively license-holding entities) for the purpose of rendering on behalf of and by order of such companies’ certain installation services, collections, administration of subscribers, marketing and technical assistance, financial advisory services and general business advising, with respect to cable television services in Uruguay. The Company maintains control of these entities in accordance with the guidelines of IFRS 10, so the present consolidated financial statements include their assets, liabilities, and results. Since the Company did not hold an equity interest in these companies until January 2025, the offsetting entry of the net effect of the consolidation of their assets, liabilities and results is disclosed until that moment under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

In February 2025, Adesol acquired 100% of the non - controlling interests in the license-holding entities. This acquisition was approved by the regulatory authority through Resolution No. 79 issued by the Ministry of Industry, Energy and Mining of Uruguay, dated February 27, 2025, and published in the Official Gazette of the Eastern Republic of Uruguay on March 12, 2025. This transaction represents a transaction between controlling and non-controlling shareholders in equity for $55,315 million.

d.7) Business Combinations

Telecom applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value of the assets given (acquisition cost).

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

Acquisition direct costs are recognized in the Income Statements when they are incurred.

TELECOM ARGENTINA S.A.

For more details on the acquisitions made, see Note 29.

d.8) Business combinations under common control

The business combinations between companies under common control, which are accounted for considering the book value of the acquired company in the parent company. Unrealized result is also eliminated unless the transaction provides evidence of the asset transferred.

e)    Revenues

Revenues are recognized (net of discounts and returns) to the extent the sales agreement has commercial substance, provided it is considered probable that economic benefits will flow to Telecom and their amount can be measured reliably.

Telecom discloses its revenues into two large groups: services and equipment. Revenues from sales of services are recognized at the time services are rendered to the customers. Revenues from sales of equipment are recognized at the point in time when the control is transferred and the performance obligation is performed.

The main performance obligations of Telecom are:

-

Mobile Services: include mainly consist of monthly basic fees, revenues from prepaid credit sales and online recharges, airtime usage charges, roaming and interconnection charges, VAS charges, and other services. Telecom provides mobile services in Argentina and Paraguay.

-

Internet Services: include mainly consist of fixed monthly fees received from residential and corporate customers (mainly high-speed subscriptions – broadband and non-dedicated internet-). Telecom provides internet services in Argentina, Uruguay and Paraguay.

-

Cable Television Services: include mainly consist of monthly fees and certain variable consumption fees related to on demand services. Telecom provides cable television services in Argentina, Uruguay and Paraguay.

-

Fixed and Data Services: include mainly consist of voice services monthly fees, measured service and fixed-line IP telephony / unified communications, interconnection services, capacity leases and data transmission services for companies (among others; private networks, dedicated lines, broadcasting signal transport, cybersecurity and IOT solution – internet of things –, Cloud & Infrastructure services – technological solutions – and Special projects). Telecom provides fixed and Data services in Argentina, USA, Uruguay, Paraguay and Chile.

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

TELECOM ARGENTINA S.A.

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

During the year ended December 31, 2025 Telecom recognized revenues from construction contracts in the amount of $8,115 million. However, during the years ended December 31, 2024 and 2023, Telecom has not recognized income from construction contracts.

f)    Financial Instruments

At initial recognition, Telecom measures financial assets and liabilities at its fair value. In the case of a financial asset, not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issuance will be added or removed.

f.1) Financial Assets

Classification and measurement

Based on the business model for managing financial assets and the contractual terms of the cash flows, Telecom classifies and measures its financial assets into the following categories:

-Financial assets measured at amortized cost: Financial assets that are held with the objective of collecting contractual cash flows, and whose cash flows consist solely of payments of principal and interest, are measured at amortized cost.

-Financial assets at fair value through other comprehensive income (FVOCI): Financial assets that are held both to collect contractual cash flows and for sale, and whose cash flows consist solely of payments of principal and interest, are measured at fair value through other comprehensive income.

-Financial assets measured at fair value through profit or loss (FVPL): Financial assets that do not meet the criteria to be measured at amortized cost or at FVOCI, meaning their objective is to generate cash flows through their sale, are measured at FVPL.

For more information about financial instruments, see Note 23.

Interest income on these financial assets is recognized within “Other financial results,” under the line item “Other net interest,” using the effective interest method.

Income and expenses arising from financial assets (investments) measured at fair value are included in the line item “Changes in the fair value of financial assets” within “Other financial results, net.”

Changes in the carrying amount of financial assets measured at fair value through other comprehensive income are recognized in other comprehensive income, except for impairment gains or losses, interest income, and foreign exchange differences, which are recognized in profit or loss within “Other financial results, net”.

As of December 31, 2025, the Company maintains financial assets measured at amortized cost, financial assets measured at FVPL, and financial assets measured at FVOCI.

Telecom reclassifies debt investments only when its business model for managing those assets changes.

Financial assets, excluding DFI, include:

TELECOM ARGENTINA S.A.

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

Telecom applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

Bank overdrafts are disclosed in the consolidated statement of financial position as current borrowings and in the cash flow statements as financing activities of Telecom, because they are part of the short-term financial structure.

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

The effects of the variation in the fair value of other credits measured at fair value through profit or loss impact the line “Financial discounts on assets, debts and others” in “Other financial results, net”.

Investments

Governments bonds include the Bonds issued by National, Provincial and Municipal Governments. Securities and bonds are measured at fair value.

Other investments are held for collection of contractual cash flows, where those cashflows represent solely payments of principal and interest, are measured at amortized cost.

Investments in mutual funds are carried at fair value.

Impairment of Financial Assets

At the time of initial recognition of financial assets (and at each closing), Telecom estimates the expected losses, with an early recognition of a provision, pursuant to IFRS 9.

Regarding trade receivables, and using the simplified approach provided by such standard, Telecom measures the allowance for doubtful accounts for an amount equal to the lifetime expected credit losses.

The expected losses to be recognized are calculated based on a percentage of un-collectability per maturity ranges of each financial asset. For such purposes, Telecom analyzes the performance of the financial assets grouped by type of market. Such historical percentage must contemplate the future collectability expectations regarding those financial assets and, therefore, those estimated changes in performance.

Derecognition of Financial Assets

Telecom derecognizes a financial asset when the contractual rights to the cash flows of such assets expire or when it transfers the financial asset and, therefore, all the risks and benefits inherent to the ownership of the financial asset are transferred to another entity.

TELECOM ARGENTINA S.A.

Gains or losses arising from the derecognition of the asset are recognized directly in net income for the year and are presented within “Other financial results, net”. In the case of financial assets measured at FVOCI, upon derecognition of a financial asset, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to net income for the year and recognized within “Other financial results, net.”

f.2) Financial Liabilities

Classification and measurement

Financial liabilities comprise trade payables, borrowings, leases liabilities and certain other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost. For more information about the measurement of Financial liabilities, see Note 23.

Borrowings

Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

In the case of loan exchange, Telecom analyzes whether the modifications therein are substantial or not, in order to define whether it is a cancellation or modification, respectively, of the original liability. If the analysis results in a cancellation, a new liability is recognized. If it is not accounted for as a cancellation, any costs or fees incurred adjust the carrying amount of the borrowing and are amortized over the remaining term of the modified borrowing. The results generated by the renegotiation of loans are included in the line “Borrowings renegotiation results” within Financial results from borrowings.

Other liabilities

Below are some particular issues regarding certain financial liabilities included in Other liabilities.

Funds to be paid to customers correspond to the amounts owed to users of the digital wallet, held by the subsidiary Micro Sistemas. These funds are held in the user’s payment account until the user requests withdrawal.

Derecognition of Financial Liabilities

Telecom derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, repaid or expires.

f.3) Derivatives

Derivatives are recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Derivatives are used by Telecom to manage their exposure to exchange rate and interest rate risks.

At inception of the hedge relationship, Telecom documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. Telecom documents its risk management objective and strategy for undertaking its hedge transactions.

DFIs are classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months. They are classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

TELECOM ARGENTINA S.A.

The effective portion of changes in the fair value of DFI that are designated and qualify as cash flow hedges is recognized in OCI. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, within “Financial costs”. When a hedge no longer meets the criteria for hedge accounting, gains or losses are immediately reclassified to profit or loss.

Changes in the fair value of DFI that do not meet the criteria for hedge accounting, are recorded in profit or loss.

If the hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

For additional information about derivatives instruments, see Note 23.c).

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

h)    PP&E and Investment properties

PP&E are measured at acquisition and/or construction cost restated for inflation less accumulated depreciation and impairment losses. Acquisition cost includes expenditures that are directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Telecom and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss within “Other operating expenses, net”.

Investment properties mainly include land and buildings that are not occupied for Telecom own operations.

These assets were initially recognized at fair value at the acquisition date. Subsequently, they are measured using the cost model, being carried at cost restated for inflation less accumulated depreciation and accumulated impairment losses, if any.

Depreciation of PP&E and Investment properties is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets.

TELECOM ARGENTINA S.A.

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

For Investment properties, the estimated remaining useful life of buildings is 20 years. Investment properties consisting of land are not depreciated.

The assets’ residual values and useful lives of PP&E and Investment properties, as well as the depreciation methods, are reviewed and adjusted, if appropriate, at the end of each reporting period.

i)    Intangible Assets

Intangible assets are valued at their restated for inflation cost, less accumulated amortization (in the case of intangible assets with a finite useful life) and impairment losses, if any.

Intangible assets comprise the following:

- Incremental Costs from the Acquisition of Contracts: These costs are capitalized as intangible assets to the extent the conditions for the recognition of an intangible asset are met, i.e., provided Telecom expects to recover those costs and provided they are costs that Telecom would not have incurred if the contract had not been successfully obtained. Such assets will be amortized under the straight-line method over the contractual relationship of the related transferred service.

- Licenses

a.	5G licenses: Includes the assignment of 5G spectrum of the frequency bands 3,400-3,500 MHz assigned to Telecom Argentina and 3,550-3,600 MHz assigned to TMA.
b.	3G/4G licenses: Includes the 3G and 4G frequency bands assigned to Telecom Argentina and TMA.
c.	Núcleo´s licenses: Includes PCS licenses, for spectrum in the 700 MHz band and internet and data transmission licenses.

PCS and SRCE licenses (Argentina): Correspond to licenses of Telecom Argentina and TMA, over which the Management has considered that the licenses have an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for Telecom Argentina and TMA. Therefore, these licenses are subject to a recoverability assessment, at least on an annual basis.

The Company’s management has concluded that the licenses described in a), b) and c) have a finite useful life.

- Customer Relationship: Customer relationship comprises contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom Argentina and Cablevisión, as well as those customer contracts identified as a result of acquisitions made by Telecom, among which, in 2025, the customer relationship recognized upon the acquisition of TMA was included. The customer relationship is amortized based on the estimated tenure of the acquired customers.

TELECOM ARGENTINA S.A.

- Brands: It includes the brands Telecom and Personal, which were recognized as a result of the merger between Telecom Argentina and Cablevisión. It should be noted that, as a result of the rebranding implemented in December 2025, Telecom Argentina will provide its services under the “Personal” brand, and the “Telecom” brand will thereafter be used as an institutional brand. These brands are not amortized because they are considered to have an indefinite useful life, and, therefore, are subject to evaluation of their recoverability at least annually.

In addition, Telecom recognized the right to use the “Movistar” brands, arising from the acquisition of TMA. Such right originates from the contractual license agreement executed on the acquisition date and has been recognized as an identifiable intangible asset in accordance with IFRS 3. The useful life of the asset, set at one year from the acquisition date, was determined based on the terms established in the license agreement.

- Content activation: Telecom capitalizes payments made for the acquisition of audiovisual content licenses and payments made for co-production of content, which includes direct costs and general production expenses, until the content is made available.

- Internally generated software: Internally generated developments that meet the capitalization criteria established in IAS 38, among others, those directly attributable to the design and testing of identifiable software, which are recognized as intangible assets when the following criteria are met: a) it is technically feasible to complete the software so that it will be available for use; b) management intends to complete the software and use or sell it; c) there is an ability to use or sell the software; d) it can be demonstrated how the software will generate probable future economic benefits; e) adequate technical, financial and other resources to complete the development and to use or sell the software are available; and f) the expenditure attributable to the software during its development can be reliably measured. These costs include personnel remuneration costs involved in the development.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Costs associated with maintaining software programs are recognized as an expense as incurred.

- Other: Included exclusivity rights, software rights of use, the right to use, and data transmission licenses, among others.

Amortization of intangible assets is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of intangible assets are the following:

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

An impairment loss is recognized for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the noncurrent asset is recognized at the date of derecognition.

TELECOM ARGENTINA S.A.

Non-current assets are not depreciated or amortized while they are classified as held for sale and are presented separately from the other assets in statements of financial position.

As of December 31, 2025, Telecom held real estate properties classified as held for sale totaling $3,011 million. Management expects these assets to be delivered before October 2026.

As of December 31, 2024, one property remained classified as held for sale, with a carrying amount of $2,322 million. The property was delivered in February 2025.

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

Lease liabilities include the net present value of the fixed payments (including in-substance fixed payments), less any lease incentives receivable, the variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date, the amounts expected to be payable by Telecom under residual value guarantees, the exercise price of a purchase option if Telecom is reasonably certain to exercise that option, and the payments of penalties for terminating the lease, if the lease term reflects Telecom exercising that option.

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

Finally, Telecom is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

l)    Goodwill

Goodwill is measured as described in item d.7) of this Note. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

m)    Impairment of Fixed and Intangible Assets

The Company assesses whether there are any indicators of impairment in the value of the assets that are subject to amortization, contemplating both internal and external factors.

TELECOM ARGENTINA S.A.

Intangible assets with an indefinite useful life and goodwill are not subject to amortization and are tested for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that they might be impaired.

The carrying value of an asset is considered impaired when it exceeds its recoverable value, which is the higher of the fair value (less direct selling costs) and its value in use. In this case, a loss shall be immediately recognized in the consolidated statement of income.

To assess impairment losses, Telecom groups the assets into cash-generating units (CGU), which represent the smallest group of assets that generates cash largely independent of the cash inflows from other assets or groups of assets. Based on the characteristics of the services provided and its Fixed and Intangible Assets, for fiscal year 2025 the Company has defined the following CGUs: “ICT Services in Argentina – Personal Network” (CGU Personal Network), “ICT Services in Argentina – TMA Network” (CGU TMA Network), and each foreign subsidiary, and other Argentine subsidiaries that provide services different from ICT services, grouped within “Other segments” are separate CGUs. According to this, the net book value of a CGU includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life.

The table below shows the impairment recognized by concept:

	For the years ended December 31,
	2025	2024	2023

	Gain (loss)
Assets classified as held for sale	—	—	(396)
Impairment of PP&E (a)	(10,783)	—	—
Goodwill of subsidiaries (a)	(15,941)	—	—
Other assets	(284)	1,455	(504)
Total	(27,008)	1,455	(900)
a)	As of December 31, 2025, Telecom recognized in its consolidated financial statements an impairment loss of $26,724 million arising from the recoverability test of Fixed and Intangible Assets at the Adesol CGU level. For further details, see section u.1) of this note.

Except for the above mentioned, no other significant impairments have been identified as a result of the evaluation realized.

The possible reversal of PP&E, intangible assets and rights of use assets impairment losses is reviewed for the issuance of all consolidated financial statements. The net effects of the recognition and reversal of the above-mentioned impairments are recorded under “Impairment of Fixed and Intangible Assets”, which is described in Note 25.

For further information on the recoverability analysis of Fixed and Intangible Assets associated with CGU Personal Network and CGU TMA Network, see item u.1) of this Note.

n)    Other liabilities

Pension Benefits

Pension benefits shown under Other liabilities represent accrued benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service at the time of retirement due to retirement age or disability. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19, as amended. Telecom does not make plan contributions or maintain separate assets to fund the benefits at retirement.

TELECOM ARGENTINA S.A.

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2025	2024	2023
Discount Rate (1)	2.2% - 8.2%	3.0% - 7.7%	4.2% - 12.2%
Projected increase rate in compensation	3% - 31%	10.0% - 31.0%	32.0% - 175.0%
1)	Represents real discount rates.

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

Deferred Revenues on International Capacity Leases

Under certain network capacity purchase agreements, Telecom sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

o)    Salaries and Social Security Payables

These include unpaid salaries, vacation and bonuses and their related social security contributions, as well as termination benefits, and are measured at the amounts expected to be paid when the liabilities are settled.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations, or when, at the discretion of Telecom, an employee is offered severance in exchange for these benefits.

Termination benefits are recognized when Telecom can no longer withdraw the offer of such benefits, or when costs for a restructuring that falls within the scope of IAS 37 are recognized (i.e., when there is a detailed formal plan for the restructuring and a valid expectation that the restructuring will be carried out) and which entails the payment of termination benefits, whichever occurs first.

In cases where the arrangements include deferred payments (pre-retirement benefits), the employee’s entitlement to receive the monthly installments begins on the termination date and ends when the beneficiary reaches the statutory mandatory retirement age or upon the beneficiary’s death, whichever occurs first. When termination benefits vest over a period exceeding twelve months from the end of the fiscal year, such benefits are measured at their present value.

p)    Taxes Payable

The main taxes that have an impact on net income are the following:

TELECOM ARGENTINA S.A.

Income Tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax is recognized in the consolidated income statement, except to the extent that they relate to items recognized in “Other comprehensive income” or in equity, in which case they will also be recognized under such items. The income tax expense for the year comprises current and deferred tax.

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

Deferred tax assets (including unused tax loss carryforwards) are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses. Tax loss carryforwards may be computed against future taxable income for a maximum of five years, except for Chile where tax loss carryforwards have no statute of limitations.

Deferred tax assets that may arise from differences related to investments in controlled companies will be recognized whenever it is probable that the temporary differences will reverse in the foreseeable future and that taxable profits are available against which said temporary differences can be used.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets and liabilities are offset when Telecom has the legally enforceable right to offset the amounts recognized and when the deferred tax balances relate to the same taxation authority and to the same tax entity or to different entities that intend to settle tax assets and liabilities on a net basis.

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

The scales of rates in force in each year presented based on the taxable income are detailed below:

Rate	2025	2024	2023
25%	Up to $101.7 million	Up to $34.7 million	Up to $14.3 million
30%	For the exceeding of $101.7 million and up to $1,016.7 million,	.For the exceeding of $34.7 million and up to $347 million	For the exceeding of $14.3 million and up to $143 million
35%	For the exceeding of $1,016.7 million	For the exceeding of $347 million	For the exceeding of $143 million

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

In Chile, the income tax rate for companies under the Pro Pyme regime (as is the case of Ubiquo) was 10% for fiscal year 2023 and 12.5% for fiscal year 2024 to 2027, pursuant to Law No. 21,755. For fiscal year 2028, it will be 15%. Starting in fiscal year 2029, 25% will apply.

Income Tax Inflation Adjustment - Argentina

In Argentina, in accordance with the provisions of the regulations in force in the Income Tax Law, the inflation adjustment set out in Title VI of the law has been applied since fiscal year 2019, as since that year the variation of the CPI required was verified by the regulation.

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

In accordance with Law No. 27,701, taxpayers that determine a positive tax inflation adjustment in the first two fiscal years beginning on or after January 1, 2022 may allocate one third (1/3) of such adjustment in that fiscal year and the remaining two thirds (2/3), in equal parts, over the following two fiscal years, provided that they make investments in property, plant and equipment (excluding automobiles) for an amount equal to or greater than $30,000 million in each of those periods. Telecom Argentina made investments exceeding this threshold during fiscal years 2023 and 2024; therefore, the tax inflation adjustment corresponding to those fiscal years was recognized in accordance with the mechanism established by Law No. 27,701.

On March 6, 2026, Law No. 27,802 (“Labor Modernization Law”) was published in the Official Gazette, introducing certain tax amendments. With respect to the Income Tax and inflation adjustment, the law provides that tax losses carryforwards generated in fiscal years beginning on or after January 1, 2025, shall be adjusted based on the variation of the CPI recorded between the month-end of the fiscal year in which the losses were incurred and the month-end of the fiscal year being assessed.

Other Taxes and fees

In addition, Telecom is affected by various taxes and fees that affect its activity, such as: a) VAT, b) internal taxes, c) export duties, d) tax on bank credits and debits, e) turnover tax, f) municipal fees, g) SU contribution, h) ENACOM’s control, inspection and verification fee and Radioelectric Rights, i) tax on audiovisual communication services, among others.

TELECOM ARGENTINA S.A.

PAIS Tax on Imports of Services and Goods

In July 2023, the PEN, through a decree regulated by “AFIP” (currently ARCA) established that all purchases of foreign currency made by residents in the country for the payment of certain obligations would be subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”):

Additionally, in December 2023, the PEN, through a decree regulated by ARCA, established that the subscription in pesos of bonds or securities issued in US dollars by the Central Bank of Argentina (BCRA) by those who hold debts for imports of goods with customs entry registration and/or imports of services - as established by the BCRA - effectively provided, up to and including December 12, 2023, would also be subject to the PAIS Tax.

The PAIS Tax expired on December 22, 2024.

The tax described is an expense that, by its nature, was caused by a financial transaction, which was the payment of an obligation with third parties. Consequently, and following its accounting policy, the Company has defined its disclosure in the consolidated income statement in the line “Other financial results, net” as “Other taxes and bank expenses”. As of December 31, 2024 and 2023, the expense recognized by this tax amounted to $75,143 million and $9,604 million, respectively.

As provided in Law No. 27.541, the validity of the PAIS Tax ended on December 22, 2024.

In July 2025, ARCA implemented a special procedure enabling importers to request the refund of advance payments of the PAIS Tax generated by certain transactions that could not be offset in whole or in part.

Telecom Argentina adhered both to the regime established by ARCA General Resolution No. 5,720 and to that set forth in ARCA General Resolution No. 5,765, resulting in a gain from recoveries of $4,888 million. As of December 31, 2025, the credit recognized amounts to $5,148 million and is presented under “Other receivables” in the line item “Current and non-current tax credits.”

q)    Provisions

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

TELECOM ARGENTINA S.A.

t)    Net Earnings (losses) per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year. On the other hand, diluted earnings (losses) per share is computed by dividing the net income (loss) for the year by the weighted average number of common shares issued and dilutive potential common shares at the closing of the year. Since Telecom Argentina has no dilutive potential common stock outstanding, diluted earnings (losses) per share and basic earnings (losses) per share are the same.

For the years ended December 31, 2025, 2024 and 2023 the weighted average number of shares outstanding amounted to 2,153,688,011.

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

The main accounting estimates and assumptions which require significant judgments, that could affect the valuation of assets and liabilities, are addressed below:

u.1)   Recoverability of Fixed and Intangible Assets

CGU Personal Network

a)    Year 2025

As indicated in paragraph m) of this note, the Company monitors goodwill and, in determining its recoverable amount, considers the higher of its fair value (less costs of disposal) and its value in use. As of December 31, 2025, the recoverable amount of CGU Personal Network goodwill was determined based on value in use, since it proved to be higher than fair value less costs of disposal as of the same date.

The recoverable amount was determined based on value in use. For such calculation, the cash flows used as the basis for the calculation of value in use are derived from the 2026 budget approved by Management and serve as the basis for the cash flow projections through 2030.

To determine the recoverable value of the CGU Personal Network, which amounted to $12,774,695 million as of December 31, 2025, the Company’s Management applied a long-term growth rate of 2.8% to the normalized cash flows used in the terminal value, consistent with ICT industry benchmarks.

In preparing such cash flows, the Company considered the market conditions in which Telecom Argentina operates. In addition, the Company’s Management prepared estimates based on past performance and the expected future behavior of certain variables that are sensitive in determining the recoverable amount, including revenue projections, WACC, the long-term growth rate to the normalized cash flows used in the terminal value and macroeconomic variables such as inflation rates, exchange rates, among others.

The cash flows were discounted using a WACC of 10.81%, which reflects the specific risks associated with the industry and the country in which Telecom Argentina operates.

As a result of the calculation mentioned above, the value in use exceeds the carrying amount of the CGU Personal Network by 12.7%.

TELECOM ARGENTINA S.A.

The Company has considered the following sensitivity analysis of the recoverability test, assessing reasonably possible changes in the key assumptions:

a)

By reducing the long-term growth rate to the normalized cash flows used in the terminal value by approximately 50%, while keeping all other assumptions unchanged, the value in use equals the carrying amount of the CGU Personal Network.

b)	By increasing the WACC by 9.6%, while keeping all other assumptions unchanged, the value in use equals the carrying amount of the CGU Personal Network.
c)	By decreasing the revenues by 2.3% for the cash flow period 2026-2030, and keeping the rest of the assumptions unchanged, the value in use equals the carrying amount of the CGU Personal Network.

As of December 31, 2025, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

b)    Year 2024

As of December 31, 2024, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU Personal Network, since it was higher than the value in use on the same date.

In order to determine the fair value less the costs of disposal, which amounted to $11,128,150 million as of December 31, 2024, the Company’s Management has considered the market capitalization value of CGU Personal Network based on an average share market price of $2,635 per share of Telecom $3,466.3 in current currency as of December 31, 2025 calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2024).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

In order to determine the fair value of the CGU Personal Network, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2024); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU Personal Network. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU Personal Network by approximately 14.5%.

As a sensitivity analysis, the Company has evaluated that variations in the following key assumptions would equate the fair value less costs of disposal with the carrying amount of the CGU Personal Network, noting that:

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

c)    Year 2023

As of December 31, 2023, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU Personal Network, since it was higher than the value in use on the same date.

TELECOM ARGENTINA S.A.

In order to determine the fair value less the costs of disposal, which amounted to $13,055,731 million as of December 31, 2023, the Company’s Management has considered the market capitalization value of CGU Personal Network based on an average share market price of $1,321.4 ($3,785 in current currency as of December 31, 2025) per share of Telecom (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2023).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

In order to determine the fair value of the CGU Personal Network, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2023); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU Personal Network. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU Personal Network by approximately 27.9%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

●	Decreasing a 35.6% the market capitalization value, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.
●	if the Company had not considered a control premium, keeping the rest of the premises stable, the fair value less disposal costs would be 10.3% higher the carrying amount of the CGU.

As of December 31, 2023, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

CGU TMA Network

As of December 31, 2025, the Company reviewed the estimate of the recoverable amount of its PP&E, intangible assets—both with definite and indefinite useful lives—and the goodwill arising from the acquisition of TMA (see Note 29). These assets were initially recognized at fair value at the acquisition date.

The recoverable amount was determined based on value in use. For such calculation, the cash flows used by TMA as the basis for the calculation of value in use correspond to the 2026 budget approved by TMA’s Management, serving as the basis for the cash flow projections through 2030.

The preparation of these cash flows involved an analysis of the economic and competitive environment of the market in which TMA operates, as well as an assessment of the historical performance and expected future behavior of relevant variables, including revenues, operating margins, WACC, long-term growth rate to the normalized cash flows used in the terminal value, and macroeconomic factors such as inflation and exchange rates.

To determine the recoverable value of the CGU TMA Network, which amounted to $3,260,202 million as of December 31, 2025, TMA’s Management considered a long-term growth rate of 2.8% to the normalized cash flows used in the terminal value, consistent with ICT industry benchmarks.

The cash flows were discounted using a WACC of 10.81%, which reflects the specific risks associated with the industry and the country in which TMA operates.

As a result of the calculation mentioned above, the value in use exceeds the carrying amount of the CGU TMA Network, resulting in a substantial headroom. Accordingly, the Company concluded that no impairment has to be recognized.

TELECOM ARGENTINA S.A.

As part of its sensitivity analysis, TMA evaluated variations in key assumptions of the CGU TMA: i) With respect to the long-term growth rate to the normalized cash flows used in the terminal value, even under a scenario where such rate decreases by 20%, while keeping all other assumptions unchanged, no impairment of Fixed and Intangible Assets would have to be recognized; and ii) with respect to the WACC, even under a scenario in which such rate increases by 20%, while keeping all other assumptions unchanged, no impairment of Fixed and Intangible Assets would have to be recognized.

Other subsidiaries CGU

a)	Year 2025

As of December 31, 2025, Telecom recognized in its consolidated financial statements an impairment loss of $26,724 million corresponding to the recoverability test of Fixed and Intangible Assets at the Adesol CGU level, based on the determination of their recoverable amount using value in use. The cash flows used as the basis for the calculation of value in use correspond to the 2026 budget approved by Adesol’s Management, serving as the basis for the projections of future cash flows. The cash flows were discounted at a WACC of 7.45%, which reflected the specific risks related to the industry and the country where the CGU operates. Of the total, $15,941 million were allocated to goodwill and $10,783 million to PP&E.

b)	Years 2024 and 2023

With respect to the tests performed on the goodwill allocated to Other segments, the results were satisfactory; therefore, as of December 31, 2024 and 2023, respectively, no impairments have been recognized.

u.2)   Useful lives and residual value (amortizable) of PP&E and Intangible assets

PP&E and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. Telecom periodically reviews, at least at each financial year-end, the estimated useful lives and the residual value of its PP&E and amortizable intangible assets.

u.3)   Income Tax and deferred tax: recoverability assessment of deferred tax assets and other tax receivables

Income taxes (current and deferred) are calculated in Telecom according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets is based on future estimates of taxable income derived from each company’s projections.

The actual moment of the future taxable revenues and deductions may differ from those estimated, and may produce an impact on future income.

On the other hand, the recoverability assessment of the tax receivable related to the actions of recourse filed in connection with income tax inflation adjustment (Note 16), is based on the existing legal arguments and future behavior of Tax Courts and the National Tax Authority in the review procedures of the filings submitted.

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

TELECOM ARGENTINA S.A.

If the final tax result with respect to uncertain treatments is different from the amounts that were recognized, such differences will have an effect on income tax and deferred tax provisions in the year in which such determination is made.

Uncertain tax positions are described in Note 16 under the headings:

-	“Income Tax – Reimbursement Claims filed with the Tax Authority – Telecom Argentina” and “Income Tax – Reimbursement Claims filed with the Tax Authority – TMA” resulting from reimbursement claims filed with the AFIP (currently ARCA) to claim the full income tax overpaid for fiscal years 2009-2019 under the argument that the inability to apply income tax inflation adjustment is confiscatory; and
-	“Income Tax – Inflation adjustment for tax purposes – Telecom Argentina” which describes the criteria followed by Telecom Argentina by which it has calculated in its tax return corresponding to fiscal years 2021 and 2024 the restated tax amortization of all its PP&E and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carryforwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law, a criterion that was applied for the determination of the income tax provision for the 2024 year.

u.5)   Provisions for Legal Claims and contingent liabilities

Telecom is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and commercial. In order to determine the proper level of provisions, the Management the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after analysis of each individual issue.

The determination by the Management of the required provisions may change in the future, among other reasons, due to new events that occur in each claim, or facts not known at the time of the evaluation of the cases or changes in the jurisprudence or applicable legislation.

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

u.7)   Business combination

The application of the acquisition method requires the measurement at fair value of the identifiable assets acquired and liabilities assumed in a business combination as of the acquisition date.

In determining the fair value of identifiable net assets, Management is required to exercise significant judgment in selecting the valuation approach deemed most representative for each asset or liability. In carrying out this valuation, the Company’s Management has also received support from third-party valuation specialists.

Assets

i)	Income approach: applying either the discounted cash flow method or the excess earnings method.
ii)	Cost approach: determining the replacement cost for the same service capacity, and depreciating it for age, condition, level of obsolescence.
iii)	Market approach (comparable sales): analyzing data obtained from publicly available information in markets where comparable assets are transacted, adjusted by the level of obsolescence.

TELECOM ARGENTINA S.A.

Liabilities

i)	For provisions related to lawsuits and contingencies, the probability of cash outflows associated with the identified contingencies was assessed and the corresponding fair values were determined with the support of the Company’s legal advisors. Such estimates were prepared based on the information available as of the acquisition date.
ii)	Certain other identified liabilities were measured based on discounted future cash flows using a real discount rate consistent with prevailing market conditions.

For further details on the net assets recognized in the business combination, see Note 29.

v)   New Standards and Interpretations issued by the IASB

v.1) New Standards and Interpretations issued by the IASB applied

Telecom has applied the following new standards and amendments for the first time from January 1, 2025:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 21	Lack of Exchangeability: Evaluation of when a currency is exchangeable into another currency;	January 1, 2025

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of Telecom.

v.2) New Standards and Interpretations issued by the IASB not in force

As of the date to prepare these consolidated financial statements, the following new standards and amendments to the existing ones are mandatory for periods beginning after December 31, 2025:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and 9	Financial effects of nature-dependent electricity contracts, such as Power Purchase Agreements that rely on sources like wind and solar energy. Clarification, measurement, and disclosure.	January 1, 2026
IFRS 18	Presentation and disclosure in financial statements	January 1, 2027

If new standards or their amendments permit early adoption, it should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments, except that the CNV specifically permitted at the time of adoption. Management is analyzing the potential impacts of such standards.

TELECOM ARGENTINA S.A.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS

a)   Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2025	2024
Cash and Banks (1)	153,470	160,165
Time deposits	185,584	138,092
Mutual funds	129,996	120,488
Total cash and cash equivalents	469,050	418,745
(1)	As of December 31, 2025 and 2024, includes restricted funds for $ 20,453 million and $11,495 million respectively corresponding to the funds to be paid to customers.

Investments	As of December 31,
Current	2025	2024
Government bonds and Notes at FVPL	295,378	14,978
Government bonds and Notes at FVOCI	27,014	—
Mutual funds	647	2,060
Others investment at amortized cost	25	27,141
	323,064	44,179
Non- current
Investments in associates and joint ventures(a)	14,667	17,901
Other investments	34	1
	14,701	17,902
Total investments	337,765	62,081
(a)	Information on Investments in associates and joint ventures is detailed below:
1)Financial position information:

	As of December 31,
	2025	2024
Interests in associates	6,023	6,197
Interests in joint ventures	8,644	11,704
	14,667	17,901

				Percentage of
				capital stock
	Nature of			owned and	Valuation as of
Companies	relationship	Main activity	Country	voting rights (%)	12.31.25	12.31.24
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	6,023	6,197
OPH (1)	Joint venture	Holding	USA	50.00	8,445	11,704
Openxpand (1) (3)	Joint venture	Development and provision of digital platforms	Uruguay	51.00	199	—
Total					14,667	17,901
(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	As of December 31, 2025, despite owning a percentage higher than a 50% of interest, the Company had joint control in accordance with the requirements of IFRS. See Note 3.d.4.1).

TELECOM ARGENTINA S.A.

The evolution of investments in associates and joint ventures is as follows:

	Balances as of				Currency	Balances as of
	December 31,			Earnings (loss) of	translation	December 31,
	2024	Acquisitions	Dividends	the year	adjustments	2025
La Capital Cable	6,197	—	(447)	273	—	6,023
OPH	11,704	—	—	(3,990)	731	8,445
Openxpand	—	220	—	(22)	1	199
	17,901	220	(447)	(3,739)	732	14,667

	Balances as of		Earnings		Currency	Balances as of
	December 31,		(loss) of the		translation	December 31,
	2023	Dividends	year	Decreases (1)	adjustments	2024
Ver TV	30,059	(643)	(9,448)	(19,968)	—	—
TSMA	10,975	(18)	(205)	(10,752)	—	—
La Capital Cable	6,444	(672)	425	—	—	6,197
OPH	20,766	—	(4,553)	—	(4,509)	11,704
	68,244	(1,333)	(13,781)	(30,720)	(4,509)	17,901
(1)	During September 2024, the Company acquired an additional 49.9% interest in TSMA through the exchange of 49% of its interest in Ver TV.
2)	Income statement information

	Years ended December 31,
	2025	2024	2023
Interest in associates	273	(9,228)	(6,502)
Interest in joint ventures	(4,012)	(4,553)	1,094
Others (*)	(3)	(1,313)	—
Total share of results from associates and joint ventures	(3,742)	(15,094)	(5,408)
(*)	In 2025, $3 million correspond to the derecognition of Opalker’s interest in Openxpand (see Note 1.a). In 2024, $1,313 million correspond to expenses related to the sale of Ver TV.

NOTE 5 – TRADE RECEIVABLES

		As of December 31,
Current Trade receivables	Note	2025	2024
Ordinary receivables		1,067,130	511,459
Related parties	28.b)	2,977	2,528
Allowance for doubtful accounts		(270,919)	(124,612)
		799,188	389,375
Non-current Trade receivables
Ordinary receivables		724	502
Contractual asset IFRS 15		216	66
		940	568
Total trade receivables, net		800,128	389,943

TELECOM ARGENTINA S.A.

Movements in the allowance for doubtful accounts are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the fiscal year	(124,612)	(100,615)
Acquisitions through business combinations	(129,592)	(174)
Increases	(143,722)	(112,102)
Uses	54,115	15,241
RECPAM and currency translation adjustments	72,892	73,038
At the end of the year	(270,919)	(124,612)

NOTE 6 – OTHER RECEIVABLES

		As of December 31,
Current Other receivables	Note	2025	2024
Prepaid expenses		68,252	26,832
Other tax credits		45,577	8,043
Related parties	28.b)	15	834
DFI	23	168	—
Advances to suppliers		8,407	1,511
Guarantee deposits		11,273	4,062
Loans granted - fintech businesses		6,986	—
Compensation received for company acquisitions		1,378	1,419
Unaccounted collections		5,435	4,173
Garnishments receivable		2,401	1,175
Advertising expenses to be collected		1,172	2,489
Other		11,303	10,112
Allowance for other receivables		(2,398)	(1,775)
		159,969	58,875

Non-current other receivables
Prepaid expenses		11,646	9,241
Income tax credits		5,829	41,066
Other tax credits		—	925
Guarantee deposits		689	3,887
Compensation received for company acquisitions		1,890	3,180
Garnishments receivable		3,530	5,003
Other		5,286	1,115
		28,870	64,417
Total Other receivables, net		188,839	123,292

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	(1,775)	(5,024)
Increases	(1,171)	(506)
Uses	156	1,023
RECPAM and currency translation adjustments	392	2,732
At the end of the year	(2,398)	(1,775)

TELECOM ARGENTINA S.A.

NOTE 7 – INVENTORIES

	As of December 31,
	2025	2024
Mobile handsets and others	93,730	89,753
Allowance for obsolescence of inventories	(14,200)	(10,240)
	79,530	79,513

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	(10,240)	(3,916)
Increases	(5,150)	(6,984)
Uses	1,207	660
Currency translation adjustments	(17)	—
At the end of the year	(14,200)	(10,240)

NOTE 8 – GOODWILL

	December 31,
	2025	2024
ICT Services in Argentina – Personal Network	4,405,108	4,405,108
ICT Services in Argentina – TMA Network	12,840	—
Other segments	26,050	31,628
	4,443,998	4,436,736

Movements in Goodwill are as follows:

	December 31,
	2025	2024
At the beginning of the year	4,436,736	4,422,870
Increases (1)	12,840	30,208
Decreases (2)	(6)	—
Impairment (3)	(15,941)	—
Currency translation adjustments	10,369	(16,342)
At the end of the year	4,443,998	4,436,736
(1)	In 2025 corresponds to the acquisition of TMA. See Note 29. In 2024 corresponds to the acquisitions of TSMA and Manda.
(2)	Corresponds to the sale of Openxpand’s equity interest in May 2025.
(3)	Corresponds to the impairment on the goodwill of the Adesol CGU. See Note 3.m).

NOTE 9 – PP&E

	December 31,
	2025	2024
PP&E	6,859,618	5,757,248
Allowance for obsolescence and impairment of materials	(42,217)	(42,439)
Accumulated impairment of others PP&E	(28,283)	(18,078)
	6,789,118	5,696,731

TELECOM ARGENTINA S.A.

Details on the nature and movements of PP&E as of December 31, 2025 and 2024 are as follows:

	Gross value
	As of	Incorporation		Currency			As of
	December 31,	by acquisition		translation	Transfers and		December 31,
	2024	(1)	CAPEX	adjustments	reclassifications (2)	Decreases	2025
Real estate	1,283,733	315,916	398	(241)	8,084	(1,220)	1,606,670
Switching equipment	1,142,872	29,995	1,160	7,429	58,563	(1,579)	1,238,440
Fixed network and transportation	5,810,040	665,674	306,122	20,539	313,233	(877,281)	6,238,327
Mobile network Access	1,522,987	11,857	45,824	22,841	41,630	(50,861)	1,594,278
Tower and pole	340,630	96,812	102	1,763	31,749	(2,455)	468,601
Power equipment and Installations	576,049	10,456	10,820	6,093	28,747	(9,308)	622,857
Computer equipment	2,469,340	24,698	126,135	(352)	16,059	(15,258)	2,620,622
Goods lent to customers at no cost	319,251	17,763	7,741	1,188	102,243	(70,386)	377,800
Vehicles	188,323	39,472	20,282	474	—	(10,579)	237,972
Machinery, diverse equipment and tools	249,125	991	603	(442)	6,628	(231,125)	25,780
Other	103,378	645	8,514	532	2,363	(297)	115,135
Construction in progress	198,714	43,859	289,796	4,423	(189,261)	(10,037)	337,494
Materials	467,094	74,823	533,608	5,395	(423,699)	(16,401)	640,820
Total	14,671,536	1,332,961	1,351,105	69,642	(3,661)	(1,296,787)	16,124,796

	Accumulated depreciation						Net carrying
	As of		Currency			As of	value as of
	December 31,		translation			December 31,	December 31,
	2024	Depreciation	adjustments	Reclassifications (2)	Decreases	2025	2025
Real estate	(344,172)	(71,263)	1,026	664	713	(413,032)	1,193,638
Switching equipment	(912,335)	(79,128)	3,008	5	1,574	(986,876)	251,564
Fixed network and transportation	(3,417,068)	(750,748)	(6,814)	(410)	792,886	(3,382,154)	2,856,173
Mobile network Access	(1,104,468)	(111,645)	2,462	(78)	44,670	(1,169,059)	425,219
Tower and pole	(187,912)	(67,454)	725	5	1,678	(252,958)	215,643
Power equipment and Installations	(357,540)	(54,440)	1,890	(39)	8,674	(401,455)	221,402
Computer equipment	(1,998,608)	(207,810)	3,296	(73)	15,262	(2,187,933)	432,689
Goods lent to customers at no cost	(154,120)	(137,160)	1,327	665	70,386	(218,902)	158,898
Vehicles	(151,732)	(18,909)	(85)	(54)	9,447	(161,333)	76,639
Machinery, diverse equipment and tools	(217,451)	(20,005)	467	(18)	228,904	(8,103)	17,677
Other	(68,882)	(14,529)	(242)	(17)	297	(83,373)	31,762
Construction in progress	—	—	—	—	—	—	337,494
Materials	—	—	—	—	—	—	640,820
Total	(8,914,288)	(1,533,091)	7,060	650	1,174,491	(9,265,178)	6,859,618
(1)	Corresponds to the acquisition of TMA. (see Note 29).
(2)	Corresponds to real estate assets reclassified to Assets held for sale for $(3,011) million (see Note 3.j).

	Gross value
	As of	Incorporation by		Currency			As of
	December 31,	acquisition		translation	Transfers and		December 31,
	2023	(1)	CAPEX	adjustments	reclassifications (2)	Decreases	2024
Real estate	1,294,638	699	63	(10,565)	(397)	(705)	1,283,733
Switching equipment	522,142	1,608	1,409	(35,523)	653,283	(47)	1,142,872
Fixed network and transportation	6,189,888	9,873	204,387	(78,458)	(269,101)	(246,549)	5,810,040
Mobile network Access	1,447,637	—	39,292	(82,455)	118,570	(57)	1,522,987
Tower and pole	347,392	—	—	(12,679)	5,917	—	340,630
Power equipment and Installations	560,533	—	11,428	(31,587)	35,675	—	576,049
Computer equipment	2,344,325	169	128,803	(34,717)	30,760	—	2,469,340
Goods lent to customers at no cost	420,467	1,133	10,240	(14,082)	72,996	(171,503)	319,251
Vehicles	200,167	364	1,169	(2,223)	(1,736)	(9,418)	188,323
Machinery, diverse equipment and tools	247,034	60	1,338	(3,718)	4,411	—	249,125
Other	99,681	66	5,053	(2,398)	993	(17)	103,378
Construction in progress	445,990	925	133,705	(19,298)	(361,546)	(1,062)	198,714
Materials	614,917	2,167	153,665	(22,073)	(282,525)	943	467,094
Total	14,734,811	17,064	690,552	(349,776)	7,300	(428,415)	14,671,536

TELECOM ARGENTINA S.A.

	Accumulated depreciation						Net carrying
	As of		Currency			As of	value as of
	December 31,		translation			December 31,	December 31,
	2023	Depreciation	adjustments	Reclassifications (2)	Decreases	2024	2024
Real estate	(303,691)	(48,794)	5,579	2,396	338	(344,172)	939,561
Switching equipment	(381,220)	(66,676)	13,973	(478,459)	47	(912,335)	230,537
Fixed network and transportation	(3,632,958)	(560,461)	51,343	478,459	246,549	(3,417,068)	2,392,972
Mobile network Access	(986,987)	(131,038)	12,704	796	57	(1,104,468)	418,519
Tower and pole	(169,806)	(21,299)	3,269	(76)	—	(187,912)	152,718
Power equipment and Installations	(319,087)	(47,727)	9,337	(63)	—	(357,540)	218,509
Computer equipment	(1,760,068)	(258,850)	20,553	(243)	—	(1,998,608)	470,732
Goods lent to customers at no cost	(175,306)	(154,692)	4,375	—	171,503	(154,120)	165,131
Vehicles	(156,819)	(6,526)	1,052	1,326	9,235	(151,732)	36,591
Machinery, diverse equipment and tools	(211,921)	(6,756)	2,910	(1,684)	—	(217,451)	31,674
Other	(60,726)	(10,079)	1,906	—	17	(68,882)	34,496
Construction in progress	—	—	—	—	—	—	198,714
Materials	—	—	—	—	—	—	467,094
Total	(8,158,589)	(1,312,898)	127,001	2,452	427,746	(8,914,288)	5,757,248
(1)	In 2024 corresponds to the acquisitions of TSMA and Manda.
(2)	Includes $(2,322) million reclassified to Assets held for sale (see Note 3.j) and $12,587 million reclassified to the impairment provision of PP&E related to Construction in progress.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	(42,439)	(63,001)
Decreases	514	19,752
Currency translation adjustments	(292)	810
At the end of the year	(42,217)	(42,439)

Movements in the accumulated impairment of others PP&E are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	(18,078)	(7,102)
Increases	(10,205)	—
Reclassification	—	(12,587)
Uses	—	1,611
At the end of the year	(28,283)	(18,078)

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2025	2024
Intangible assets	2,769,079	2,591,842
Impairment allowance	(97,554)	(97,183)
	2,671,525	2,494,659

TELECOM ARGENTINA S.A.

Details on the nature and movements of intangible assets as of December 31, 2025 and 2024 are as follows:

	Gross value
	As of			Currency		As of
	December 31,	Incorporation		translation		December 31,
	2024	by acquisition (1)	CAPEX	adjustments	Decreases	2025
5G licenses	496,653	88,413	—	—	—	585,066
3G/4G licenses	1,099,056	45,204	—	—	—	1,144,260
PCS and SRCE licenses (Argentina)	578,878	42,218	—	—	—	621,096
Núcleo´s licenses	138,746	—	217	2,290	—	141,253
Customer relationship	772,115	44,355	—	642	(1,693)	815,419
Brands	729,850	8,094	—	—	—	737,944
Incremental Cost from the acquisitions of contracts	32,315	45,899	67,767	931	(15,466)	131,446
Content activation	13,569	—	7,800	—	(8,997)	12,372
Internally generated software	158,570	—	56,790	83	—	215,443
Other	52,668	—	1,898	109	(8,393)	46,282
Total	4,072,420	274,183	134,472	4,055	(34,549)	4,450,581

	Accumulated amortization					Net carrying
	As of		Currency		As of	value as of
	December 31,		translation		December 31,	December 31,
	2024	Amortization	adjustments	Decreases	2025	2025
5G licenses	(31,046)	(33,445)	—	—	(64,491)	520,575
3G/4G licenses	(513,355)	(102,841)	—	—	(616,196)	528,064
PCS and SRCE licenses (Argentina)	—	—	—	—	—	621,096
Núcleo´s licenses	(35,717)	(3,059)	(488)	—	(39,264)	101,989
Customer relationship	(738,716)	(12,563)	(101)	1,693	(749,687)	65,732
Brands	(5,918)	(6,745)	—	—	(12,663)	725,281
Incremental Cost from the acquisitions of contracts	(21,175)	(48,368)	(66)	15,466	(54,143)	77,303
Content activation	(10,558)	(3,303)	—	8,997	(4,864)	7,508
Internally generated software	(76,176)	(23,169)	(13)	—	(99,358)	116,085
Other	(47,917)	(1,229)	(83)	8,393	(40,836)	5,446
Total	(1,480,578)	(234,722)	(751)	34,549	(1,681,502)	2,769,079
(1)	Corresponds to the acquisition of TMA (see Note 29).

TELECOM ARGENTINA S.A.

	Gross value
	As of			Currency		As of
	December 31,	Incorporation		translation		December 31,
	2023	by acquisition (1)	CAPEX	adjustments	Decreases	2024
5G licenses	496,653	—	—	—	—	496,653
3G/4G licenses	1,099,056	—	—	—	—	1,099,056
PCS and SRCE licenses (Argentina)	578,878	—	—	—	—	578,878
Núcleo´s licenses	147,874	—	643	(9,771)	—	138,746
Customer relationship	775,255	4,899	36	(445)	(7,630)	772,115
Brands	729,818	—	—	—	32	729,850
Incremental Cost from the acquisitions of contracts	51,342	—	12,010	(2,163)	(28,874)	32,315
Content activation	10,871	—	2,698	—	—	13,569
Internally generated software	115,528	—	43,034	8	—	158,570
Other	54,038	—	1	(1,371)	—	52,668
Total	4,059,313	4,899	58,422	(13,742)	(36,472)	4,072,420

	Accumulated amortization					Net carrying
	As of		Currency		As of	value as of
	December 31,		translation		December 31,	December 31,
	2023	Amortization	adjustments	Decreases	2024	2024
5G licenses	(6,208)	(24,838)	—	—	(31,046)	465,607
3G/4G licenses	(438,398)	(74,957)	—	—	(513,355)	585,701
PCS and SRCE licenses (Argentina)	—	—	—	—	—	578,878
Núcleo´s licenses	(33,664)	(3,220)	1,167	—	(35,717)	103,029
Customer relationship	(736,949)	(9,397)	—	7,630	(738,716)	33,399
Brands	(5,886)	—	—	(32)	(5,918)	723,932
Incremental Cost from the acquisitions of contracts	(32,081)	(18,137)	217	28,826	(21,175)	11,140
Content activation	(7,648)	(2,910)	—	—	(10,558)	3,011
Internally generated software	(63,159)	(13,017)	—	—	(76,176)	82,394
Other	(41,690)	(6,464)	237	—	(47,917)	4,751
Total	(1,365,683)	(152,940)	1,621	36,424	(1,480,578)	2,591,842
(1)	Corresponds to the acquisitions of TSMA and Manda.

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	(97,183)	(97,163)
Increases	(371)	(20)
At the end of the year	(97,554)	(97,183)

TELECOM ARGENTINA S.A.

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2025 and 2024 are as follows:

	Gross value
	As of			Currency		As of
	December 31,	Incorporation		translation		December 31,
	2024	by acquisition (1)	Additions	adjustments	Decreases	2025
Leases rights of use
- Sites	1,003,730	121,902	147,934	19,357	(8,036)	1,284,887
- Real estate and others	229,872	593	10,964	3,266	(2,275)	242,420
- Poles	162,977	—	17,675	1,492	—	182,144
Indefeasible right of use	31,925	11,977	2,978	583	(2,338)	45,125
Asset Retirement Obligation	116,668	26,589	16,161	282	(22,175)	137,525
Total	1,545,172	161,061	195,712	24,980	(34,824)	1,892,101

	Accumulated amortization					Net carrying
	As of		Currency		As of	value as of
	December 31,		translation		December 31,	December 31,
	2024	Amortization	adjustments	Decreases	2025	2025
Leases rights of use
- Sites	(576,337)	(184,240)	(11,933)	2,723	(769,787)	515,100
- Real estate and others	(169,859)	(29,519)	(2,401)	2,247	(199,532)	42,888
- Poles	(117,870)	(33,386)	(1,277)	—	(152,533)	29,611
Indefeasible right of use	(22,016)	(4,712)	(518)	2,338	(24,908)	20,217
Asset Retirement Obligation	(12,766)	(26,782)	(282)	21,777	(18,053)	119,472
Total	(898,848)	(278,639)	(16,411)	29,085	(1,164,813)	727,288
(1)	Corresponds to the acquisition of TMA (see Note 29).

	Gross value
	As of		Currency		As of
	December 31,		translation		December 31,
	2023	Additions	adjustments	Decreases	2024
Leases rights of use
- Sites	842,473	204,527	(42,373)	(897)	1,003,730
- Real estate and others	199,419	43,343	(8,751)	(4,139)	229,872
- Poles	131,565	35,923	(4,506)	(5)	162,977
Indefeasible right of use	33,686	—	(1,761)	—	31,925
Asset Retirement Obligation	121,326	28,370	(768)	(32,260)	116,668
Total	1,328,469	312,163	(58,159)	(37,301)	1,545,172

	Accumulated amortization					Net carrying
	As of		Currency		As of	value as of
	December 31,		translation		December 31,	December 31,
	2023	Amortization	adjustments	Decreases	2024	2024
Leases rights of use
- Sites	(448,101)	(153,426)	25,236	(46)	(576,337)	427,393
- Real estate and others	(138,700)	(41,156)	5,933	4,064	(169,859)	60,013
- Poles	(89,639)	(31,506)	3,270	5	(117,870)	45,107
Indefeasible right of use	(20,786)	(2,634)	1,404	—	(22,016)	9,909
Asset Retirement Obligation	(13,360)	(31,952)	768	31,778	(12,766)	103,902
Total	(710,586)	(260,674)	36,611	35,801	(898,848)	646,324

TELECOM ARGENTINA S.A.

NOTE 12 – INVESTMENT PROPERTIES

Details on the nature and movements of Investment Properties as of December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024
Land	21,164	—
Buildings	42,702	—
Investment properties	63,866	—

As of December 31,
2025
At the beginning of the year	—
Incorporation through acquisition (1)	71,209
Depreciation	(2,028)
Decreases	(5,315)
At the end of the year	63,866
(1)	Corresponds to the acquisition of TMA (see Note 29).

NOTE 13 – TRADE PAYABLES

		As of December 31,
Current	Note	2025	2024
Suppliers		1,088,462	568,107
Related Parties	28.b)	20,358	16,873
		1,108,820	584,980
Non-current
Suppliers		20,314	21,674
		20,314	21,674
Total trade payables		1,129,134	606,654

NOTE 14 – BORROWINGS

	As of December 31,
Current	2025	2024
Bank overdrafts – principal	341,241	162,391
Bank and other financial entities loans – principal	150,645	185,913
Notes – principal	674,649	855,972
Loans for purchase of equipment	11,540	8,472
Interest and related expenses	438,469	198,430
	1,616,544	1,411,178
Non-current
Notes – principal	2,104,556	1,716,177
Bank and other financial entities loans – principal	631,820	179,116
Loans for purchase of equipment	12,623	10,428
Interest and related expenses	1,071,072	469,081
	3,820,071	2,374,802
Total borrowings	5,436,615	3,785,980

TELECOM ARGENTINA S.A.

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total
At the beginning of the year			3,785,980
Proceeds from borrowings – principal	3,708,904	1	3,708,905
Proceed from bank overdrafts net of payment	250,788	—	250,788
Issuance costs payable	—	(794)	(794)
Payment of borrowings – principal	(2,583,267)	—	(2,583,267)
Repurchase of Notes	(15,011)	—	(15,011)
Payment of interests and related expenses	(485,542)	—	(485,542)
Payment of DFI	(28,809)	—	(28,809)
Accrued interest and other financial cost	—	381,649	381,649
Foreign currency exchange gains	—	400,055	400,055
Currency translation adjustments	—	22,661	22,661
Total as of December 31, 2025	847,063	803,572	5,436,615

	Cash items	Non-cash items	Total
At the beginning of the year			6,096,182
Proceeds from borrowings – principal	1,311,677	—	1,311,677
Proceed from bank overdrafts net of payment	262,318	—	262,318
Issuance costs payable	—	(1,364)	(1,364)
Payment of borrowings – principal	(1,474,844)	—	(1,474,844)
Repurchase of Notes	(34,913)	—	(34,913)
Payment of interests and related expenses	(421,673)	—	(421,673)
Payment of DFI	(6,341)	—	(6,341)
Trade payables cancelled with borrowings	—	30,815	30,815
Accrued interest and other financial cost	—	309,129	309,129
Foreign currency exchange gains	—	(2,220,373)	(2,220,373)
Currency translation adjustments	—	(64,633)	(64,633)
Total as of December 31, 2024	(363,776)	(1,946,426)	3,785,980
Total as of December 31, 2023	(135,656)	2,046,317	—

The main borrowings, which are effective as of December 31, 2025 and 2024, are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In 2017, Telecom Argentina held an Ordinary General Shareholders’ Meeting that approved a Global Notes Issuance Program for up to a maximum outstanding amount of US$3,000 million or its equivalent in other currencies.

On September 17, 2025, Telecom Argentina increased the maximum aggregate amount outstanding to up to US$4,200 million or its equivalent in other currencies. Such increase was approved by the Company’s General Extraordinary Shareholders’ Meeting held on April 1, 2025.

TELECOM ARGENTINA S.A.

Within the framework of the Global Notes Issuance Program, Telecom Argentina has carried out several issuances of Notes series, with the amounts and their main characteristics being as follows:

									Accounting
		Amount						Interest	balance (*)
		involved		Issuance	Maturity			payment	As of December 31,
Series	Currency	(in millions)		date	date	Amortization	Interest rate	date	2025	2024
1	US$	400	(1)	07/2019	07/2026	In one installment at maturity date	Annual fixed rate of 8.00%	Semiannual basis	243,772	225,368
5	US$	389	(2)	08/2020	08/2025	In four installments of: 3% at 02/2023 30% at 08/2023 33% at 08/2024 34% at 08/2025	Annual fixed rate of 8.50%	Semiannual basis	—	158,168
8	UVA	134	(3)	01/2021	01/2025	In one installment at maturity date	Annual fixed rate of 4.00%	Semiannual basis	—	222,535
10	UVA	127		12/2021	06/2025	In one installment at maturity date	0%	n/a	—	216,579
12	US$linked	23		03/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	146,499	139,900
	US$linked	75		08/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis
14	US$linked	62.4		02/2023	02/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	90,870	84,803
15	US$linked	87.4		06/2023	06/2026	In one installment at maturity date	0%	n/a	129,966	127,784
16	US$linked	180.4		07/2023	07/2025	In one installment at maturity date	0%	n/a	—	256,523
18	UVA	75		11/2023	11/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	142,973	151,477
19	US$linked	34.6		11/2023	11/2026	In one installment at maturity date	0%	n/a	107,253	114,776
		30.9		12/2023	11/2026
20	US$linked	59.7	(4)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis	119,621	113,673
		21.6	(4)	06/2024	06/2026
		500		07/2024	07/2031	In three installments of:
21	US$	115.3	(1)	07/2024	07/2031	33% at 07/2029	Annual fixed rate of 9.50%	Semiannual basis	1,233,708	1,150,093
		1.9	(1)	08/2024	07/2031	33% at 07/2030
		200	(2)	10/2024	07/2031	34% at 07/2031.
22	US$ linked	33.7		08/2024	02/2026	In one installment at maturity date	Annual fixed rate of: 2.00%	Quarterly basis	49,170	45,968
23	US$	75		11/2024	11/2028	In one installment at maturity date	Annual fixed rate of 7.00%	Semiannual basis	109,654	102,099
		800	(5)	05/2025	05/2033	In two installments of:
24	US$	200	(6)	07/2025	05/2033	50% at 05/2032 50% at 05/2033	9.25%	Semiannual basis	1,446,139	—
25	US$	51		07/2025	04/2027	In one installment at maturity date	7.50%	Quarterly basis	74,459	—
26		$57,961		07/2025	07/2026	In one installment at maturity date	TAMAR plus 4.00%	Quarterly basis	62,649	—

(*)These accounting balances include interest and related expenses.

(1)	Series 21 Notes: In July 2024, Telecom Argentina issued Series 21 Notes. In July and August 2024, Telecom Argentina exchanged US$115.3 million (equivalent to $157,923 million in current currency as of December 31, 2025) and US$1.9 million (equivalent to $2,697 million in current currency as of December 31, 2025), respectively, of Series 21 Notes for part of its Series 1 Notes. This transaction was recognized as a debt extinguishment and, as a result of this extinguishment, Telecom Argentina recognized a gain of $337 million, which is included in “Borrowings renegotiation results” within Financial results from borrowings. As of December 31, 2025, after the payments made with the funds of the Series 21 Notes, the outstanding principal of the Series 1 Notes amounts to US$162.7 million. In February 2026, this Note was early cancelled through the use of funds from the issuance of the Series 27 Notes.
(2)	Series 21 Notes: In October 2024, with the additional issuance, Telecom Argentina used funds amounting to US$704 million for the payment, prepayments, principal and interest payments, and repurchase of the following borrowings: (a) IFC for US$342 million; (b) IIC for US$135 million; (c) payment of interest and related expenses for US$31 million; (d) repurchase of Series 5 Notes for US$20 million (for which a gain on the repurchase of Notes of $535 million was recognized, included in the line “Repurchase of Notes” within “Financial results from borrowings”); (e) prepayment of part of the principal and payment of interest of Series 1 Notes for US$133 million; (f) payment of principal and interest of Series 8 Notes for US$5 million; and (g) payment of interest of Series 21 Notes for US$38 million.
(3)	Series 8 Notes: In December 2024, Telecom Argentina repurchased Series 8 Notes for $5,851 million ($7,697 million in current currency as of December 31, 2025), for which it recognized a gain on the repurchase of Notes of $70 million, which is included in the line “Repurchase of Notes” within “Financial results from borrowings.”
(4)	Series 20 Notes: Together with the original issuance, Telecom Argentina received a non-cash contribution of $9,128 million (equivalent to $14,545 million in current currency as of December 31, 2025), equivalent to US$9.8 million of nominal value, through the exchange of a portion of the Series 9 Notes. This transaction was recognized as a debt extinguishment, and as a result of this extinguishment, Telecom Argentina recognized a gain of $0.5 million, which is included in “Borrowings renegotiation results” within Financial results from borrowings.
(5)	Series 24 Notes: Telecom Argentina issued Notes for a nominal value of US$800 million. Since the issuance was made below par, the amount involved was US$789 million and Telecom Argentina received net proceeds of US$785 million (equivalent to $1,057,344 million in current currency as of December 31, 2025), which were used to prepay part of the loans obtained for the acquisition of TMA.
(6)	Additional issuance of Series 24 Notes. Telecom Argentina issued Notes for a nominal value of US$200 million. This additional subscription price was above par, so the amount involved was US$208 million (equivalent to $300,999 million in current currency as of December 31, 2025), which, net of issuance expenses, amounted to US$207 million (equivalent to $299,531 million in current currency as of December 31, 2025). These funds were mainly used to prepay part of the loans obtained for the acquisition of TMA.

TELECOM ARGENTINA S.A.

Núcleo

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of up to 500,000,000,000 of Guaraníes (“Gs.”) (approximately $3,200 million as of the date of issue), Núcleo issued several series of Notes, which amounts and main characteristics are described below:

		Amount					Interest	Accounting balance (*)
		involved	Issuance	Maturity			payment	As of December 31,
Series	Currency	(in millions)	date	date	Amortization	Interest rate	date	2025	2024
3	Gs.	100,000	03/2020	03/2025	In one installment at maturity date	Annual fixed rate of 8.75%	Quarterly basis	—	17,445
4	Gs.	130,000	03/2021	01/2028	In one installment at maturity date	Annual fixed rate of 7.10%	Quarterly basis	29,291	23,029
5	Gs.	120,000	03/2021	01/2031	In one installment at maturity date	Annual fixed rate of 8.00%	Quarterly basis	27,065	21,279

(*)These accounting balances include interest and related expenses.

b)	Bank and other financing entities loans

Loans related to the acquisition of TMA

The acquisition of TMA, described in Note 29, was financed through two loans totaling US$1,170 million (net of issuance costs US$ 1,142 million, equivalent to $1,523,264 million in current currency as of December 31, 2025).

Its main characteristics are:

		Principal
		residual	Residual
		nominal	Nominal					Interest	Accounting balance (*)
		value	Capital	Maturity				payment	As of December 31,
Entities	Currency	(in millions)	(in millions)	date	Amortization	Interest rate	Spread	date	2025	2024
Syndicated loan (1)	US$	970	151	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis	230,234	—
Bilateral loan (2)	US$	200	31	Between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis
(*)	These accounting balances include interest and related expenses.
(1)	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A.
(2)	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U.

On May 29, 2025 Telecom Argentina applied proceeds from Notes Series 24 to: (i) prepay a principal amount equal to US$650 million and interest equal US$0.3 million under the Syndicated Loan (equivalent to $893,981 million in current currency as of December 31, 2025) and, (ii) prepay a principal amount equal to US$134 million and interest equal to US$0.1 million under the Bilateral Loan (equivalent to $184,015 million in current currency as of December 31, 2025).

On July 30, 2025, Telecom Argentina applied the funds from the reopening of Notes Series 24 to: (i) prepay a principal amount equivalent to US$168.8 million and interest equivalent to US$2.8 million under the Syndicated Loan (equivalent to 253,037 million in current currency as of December 31, 2025) and, (ii) prepay an amount of principal equivalent to US$34.8 million and interest equivalent to US$0.6 million under the Bilateral Loan (equivalent to $51,148 million in current currency as of December 31, 2025).

These loans establish, among other provisions, the obligation to comply with certain covenants. See point c) below.

During January 2026, these borrowings were prepaid using funds from the issuance of Series 27 Notes. See Note 30.

TELECOM ARGENTINA S.A.

Other bank loans

		Principal
		residual					Interest	Accounting balance (*)
		nominal value	Maturity				payment	As of December 31,
Entities	Currency	(in millions)	date	Amortization	Interest rate	Spread	date	2025	2024
Inter-American Development Bank (IDB) (1)	US$	30.4	06/2027	Semiannually	Variable annual rate: SOF 6 months	between 7.18% and 9.18%	Semiannually	42,988	133,152
China Development Bank Shenzhen Branch (CDB) (1)	RMB	756	12/2027	Semiannually	Annual fixed rate of 4.95%	n/a	Semiannually	121,173	150,751
Finnvera (1)	US$	11.6	Between 11/2025 and 11/2026	Semiannually	Variable annual rate: SOF 6 months	between 1.47% and 1.63%	Semiannually	15,402	38,035
Export Development Canadá (EDC) (1)	US$	26.7	Between 12/2026 and 12/2030	Semiannually	Variable annual rate: SOF 6 months	between 1.63% and 6.65%	Semiannually	37,955	43,772
Banco BBVA Argentina S.A.		$—	07/2025	Monthly	Annual fixed rate of 47.90%	n/a	Monthly	—	89
PSA Finance Argentina		$—	07/2025	Monthly	Annual fixed rate of 42.90%	n/a	Monthly	—	199
Rombo Compañía Financiera		$—	07/2025	Monthly	Annual fixed rate between 70.90% and 77.90%	n/a	Monthly	—	163
Cisco Systems Capital Corporation (Cisco) and Bank of China (Huawei import)	US$	6.9	between 10/2022 and 11/2026	Quarterly basis	Annual fixed rate between 4.00% and 6.50%	n/a	Quarterly basis	26,248	20,683
			between 01/2025 and 12/2027	Semiannually
		—	02/2025		Annual fixed rate of 38.375%	n/a	At maturity date	—	37,161
Banco de la Nación Argentina Sociedad Anónima		$—	08/2025	In one installment at maturity date	Annual fixed rate of 35.00%	n/a	At maturity date	—	13,584
			09/2025		Annual fixed rate of 32.38%	n/a	At maturity date	—	13,189
				In three installments:
Banco Macro S.A.		$100,000	07/2028	-33.33% in July, 2026	TAMAR	6.60%	Quarterly basis	110,397	—
				-33.33% in July, 2027
				-33.34% in July, 2028
				In three installments:
Banco BBVA Argentina S.A.		$50,000	01/2028	-33.33% in January, 2027	TAMAR	3.85%	Quarterly basis	54,457
				-33.33% in July, 2027
				-33.34% in January, 2028
				In three installments:
Industrial and Commercial Bank of China (Argentina) S.A.U.	RMB	930	07/2028	-33.33% in January, 2028	Fixed 6.15%	n/a	Quarterly basis	192,718
				-33.33% in April, 2028
				-33.34% in July, 2028
Banco de la Nación Argentina Sociedad Anónima		$25,000	08/2026	In one installment at maturity date	Fixed 47.75%	n/a	In one installment at maturity date	28,959
Bank of China Limited (1)	RMB	530	09/2028	In one installment at maturity date	Fixed 4.80%	n/a	Semiannual basis	213,946
		500
(*)	These accounting balances include interest and related expenses.
(1)	This loan establishes, among other provisions, the obligation to comply with certain covenants. See point c) below.
c)	Compliance with covenants

The Company holds certain loans with IDB, Finnvera, EDC, and CDB, the Syndicated loan, the Bilateral loan and Bank of China Limited, which, as of December 31, 2025, amount to $661,698 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

As of the date of issuance of these consolidated financial statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the original loan agreements, and is also in compliance with the rest of the covenants established.

TELECOM ARGENTINA S.A.

NOTE 15 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2025	2024
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	397,786	275,864
Termination benefits	37,258	21,781
	435,044	297,645

Non-current
Termination benefits	59,034	12,455
	59,034	12,455
Total salaries and social security payables	494,078	310,100

Compensation for the Key Managers of Telecom for the years ended December 31, 2025, 2024 and 2023 are shown in Note 28.d).

NOTE 16 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Movements in Income tax liabilities are as follows:

	As of December 31,
	2025	2024
At the beginning of the year	(5,999)	(4,474)
Current income tax expense	(196,068)	(14,344)
Acquisitions through business combination (*)	—	(1,096)
Payments	15,012	9,703
RECPAM and currency translation adjustments	40,966	3,344
Income tax withholdings	79,348	868
At the end of the year	(66,741)	(5,999)
(*)	In 2024 corresponds to the acquisitions of TSMA and Manda.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	December 31,
	2025	2024
Tax carryforward	(33,716)	(54,672)
Allowance for doubtful accounts	(96,729)	(40,854)
Legal Claims and contingent liabilities	(183,354)	(11,763)
PP&E, intangible assets and right of use assets	1,451,360	1,704,559
Cash dividends from foreign companies	40,346	25,976
Income tax inflation adjustment effect	—	192,431
Other deferred tax liabilities (assets), net	(45,479)	(2,099)
Total deferred tax liabilities, net	1,132,428	1,813,578
Actions for recourse tax receivable	(888)	(1,168)
Total deferred tax liability, net	1,131,540	1,812,410

Net deferred tax assets	48,434	43,398
Net deferred tax liabilities	(1,179,974)	(1,855,808)

TELECOM ARGENTINA S.A.

Movements in Deferred Income tax assets/(liabilities), net are as follows:

	December 31,
	2025	2024
At the beginning of the year	(1,812,410)	(1,281,435)
Increases in Deferred tax	242,500	(523,893)
Currency translation adjustments	1,776	(7,979)
Other comprehensive income	(1,283)	2,416
Acquisitions through business combination (1)	437,877	(1,519)
At the end of the year	(1,131,540)	(1,812,410)
(1)	In 2025 corresponds to the deferred tax asset arising from the acquisition of TMA (see Note 29). In 2024 corresponds to the deferred tax liability arising from the acquisitions of TSMA and Manda.

As of December 31, 2025, Telecom has cumulative tax loss carryforwards of $137,325 million that calculated considering statutory income tax rate, represent a deferred tax asset of $33,716 million.

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Years ended December 31,
	2025	2024	2023

	Profit (loss)
Income (loss) before income tax expense	(191,736)	1,897,467	(1,684,256)
Non-taxable items – Losses from associates and joint ventures	3,742	15,094	5,408
Non-taxable items – Other	(43,305)	(2,474)	3,722
Restatement in current currency of Equity, goodwill and other	931,163	1,344,272	2,911,454
Subtotal	699,864	3,254,359	1,236,328
Effective income tax rate	32.40%	34.31%	33.65%
Income tax expense at statutory tax rate of each company	(226,770)	(1,116,688)	(415,974)
Deferred tax liability restatement in current currency and other	750,460	1,761,242	2,648,155
Income tax inflation adjustment	(449,199)	(1,174,749)	(1,231,124)
Unrecoverable tax loss carryforwards	(7,459)	—	—
Income tax on cash dividends of foreign companies	(20,600)	(8,042)	(32,067)
Income tax benefit (expense) (1) (2)	46,432	(538,237)	968,990

Current tax	(196,068)	(14,344)	(8,305)
Deferred tax	242,500	(523,893)	977,295
Income tax benefit (expense)	46,432	(538,237)	968,990
(1)	In 2025, 2024 and 2023, includes $455 million, $3,566 million and $(1,635) million, respectively, corresponding to the adjustments made in the tax returns for 2024, 2023 and 2022, respectively. In 2025 and 2024, includes $43,338 million and $67,074 million, respectively, corresponding to the adjustments made to the income tax provision for fiscal years 2025 and 2024, which include, among others, the effects related to the full application of the inflation adjustment mechanisms for tax purposes detailed in “Income tax – Inflation adjustment for tax purposes – Telecom Argentina.”
(2)	In 2024 includes $282 million related to a creditable withholding originated in the subsidiary MFH, which is not an income tax liable entity.

TELECOM ARGENTINA S.A.

Income tax - Actions for recourse filed with the Tax Authority – Telecom Argentina

During 2015 and 2022, Telecom Argentina filed actions for recourse with the AFIP (currently ARCA) to claim the full tax overpaid for fiscal years from 2009 to 2017 for a total amount of approximately $2,039 million plus interest, under the argument that the lack of application of the income tax inflation adjustment is confiscatory based on the similarities with the parameters put forward in the matter of “Candy S.A.” as in the matter of “Distribuidora Gas del Centro”, heard by the National Supreme Court of Justice in whose verdicts, the Supreme Court ruled for the application of the inflation adjustment mechanism for the 2002 fiscal year. In a similar vein, the Supreme Court issued a decision on October 25, 2022, in the matter of “Telefónica de Argentina” for the fiscal periods 2008 and 2009. In that matter, it not only ratifies the “Candy” Judgment but also clarifies that, for the purposes of demonstrating confiscation, not only is the adjustment mechanism provided for in Title VI of the law applicable, but it also allows price variations to be reflected for the calculation of amortizations and costs of used and intangible goods and tax loss carryforward.

In the years 2019, 2021, 2021,2022 and 2025, the ARCA has rejected the actions for recourse. Therefore, Telecom Argentina filed four actions for recourse before the National Court of First Instance. During 2025, Telecom Argentina obtained favorable rulings in the second instance for fiscal year 2009 and in the first instance for fiscal year 2010. However, none of these cases are final. Regarding fiscal year 2009, ARCA filed a complaint appeal for the denied extraordinary appeal, which is pending before the Supreme Court of Justice of the Nation. Regarding fiscal year 2010, ARCA filed an appeal before the Court of Appeals, which is still pending.

The Company’s Management, with the assistance of its tax advisors, understands that the arguments presented by Telecom Argentina follow the same criteria as those considered by the Supreme Court of Justice in similar precedents, among others. Therefore, Telecom Argentina should obtain a favorable resolution to such claims.

Consequently, the Company maintained a non-current tax credit of $888 million as of December 31, 2025. For the measurement and update of the tax credit, Telecom Argentina has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood according to the jurisprudential antecedents known as of the date of these consolidated financial statements.

Income Tax – Inflation Adjustment for Tax Purposes – Telecom Argentina

Given the judicial precedents detailed above related to the different mechanisms used to recognize the effect of inflation in the assessment of income tax, on May 6, 2022 and on May 13, 2025, Telecom Argentina filed the income tax return corresponding to fiscal year 2021 and 2024, respectively, taking into account the restatement of the tax amortization of all its PP&E and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carry-forwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law.

Taxes were so assessed because failure to apply the above-mentioned inflation adjustment mechanisms for tax purposes would result in actual taxable income that would yield an effective tax rate for fiscal years 2021 and 2024 that qualifies as confiscatory. If Telecom Argentina had not fully applied the inflation adjustment mechanisms for tax purposes, the income tax due would have absorbed 100% of the Telecom Argentina’s taxable income and would have even absorbed part of the equity value that generates said taxable income, yielding an effective tax rate of 146.6% in 2021 and would tend to infinity in 2024. This would have exceeded any reasonable limits to the burden of taxation, thus qualifying as confiscatory and seriously infringing Telecom’s constitutional guarantees and rights.

Therefore, together with its income tax return for the fiscal years 2021 and 2024, Telecom Argentina made a filing with the ARCA, protected by tax secrecy procedural regulations, in order to safeguard its rights, in the spirit of transparency that guides Telecom Argentina’s actions.

With respect to fiscal year 2025, the income tax provision has been calculated following the guidelines indicated in the first paragraph. This is because the relationship between the tax determined without the full application of the aforementioned inflation adjustment mechanisms for tax purposes and the actual taxable income for the year results in an effective tax rate for fiscal year 2025 that is confiscatory according to case law.

The Company’s Management, with the assistance of its tax advisors, believes that the arguments presented by Telecom Argentina in its filing with the AFIP (currently ARCA) follow the same criteria as those disclosed under “Income Tax – Reimbursement Claims filed with the Tax Authority – Telecom Argentina” which were considered by the Supreme Court of Justice in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

TELECOM ARGENTINA S.A.

Income tax - Actions for recourse filed with the Tax Authority – TMA

TASA, a company now merged with TMA, filed a claim against the AFIP (currently ARCA) challenging the agency’s decision to deny TASA’s request to apply the tax inflation adjustment and deduct the updated depreciation and amortization charges for fiscal years 2008 to and including 2014.

Between 2016 and 2019, the First and Second Instance Courts ruled in favor of TASA’s claims, ordering the AFIP to reimburse TASA for the amounts of 2008-2009 and 2010, plus the corresponding interest.

As a result of these favorable rulings, from fiscal year 2015 to fiscal year 2019, TASA began applying the tax inflation adjustment and deducting in its tax returns the updated amortization charges and the write-off costs of PP&E and intangible assets and filed declaratory actions of unconstitutionality with the Federal Court of Administrative Litigation Matters for each of the indicated years, independently from any administrative and/or judicial appeals arising from tax audit processes commenced by ARCA.

Finally, in 2022, the Supreme Court of Justice of the Nation issued a favorable ruling for TASA concerning fiscal periods 2008-2009, 2010, and 2015. Additionally, cases relating to the periods 2011-2012, 2013, and 2017 also have final and firm rulings in favor of TMA. Cases relating to the remaining fiscal periods are at different procedural stages, with favorable first and second-instance rulings for fiscal period 2016, whereas in the case of fiscal period 2018, the First Instance Court rejected the declaratory action of certainty, which decision has been appealed by the Company to the National Court of Appeals.

On the other hand, TMA and its legal and tax counsel have analyzed the implications of the Supreme Court of Justice of the Nation ruling in the Candy S.A. leading case and the numerous related rulings derived therefrom, particularly the court’s favorable rulings for TASA regarding the recognition of the different inflation-adjustment mechanisms for income tax determination in different fiscal periods. As a result, the tax returns for fiscal periods 2019 to 2023 include the deduction of updated amortization installments and the write-off costs of PP&E and intangible assets acquired before fiscal period 2018. As of the date of issuance of these consolidated financial statements, TMA has filed Declaratory Actions of Unconstitutionality with the Federal Court on Administrative Litigation Matters for fiscal periods 2019 to and including 2023, to judicially validate this criterion. These actions are at different procedural stages and are pending resolution by the respective first-instance courts.

The TMA’s management and legal and tax counsel believe that TMA has solid arguments to support the criteria applied in the periods indicated.

Finally, the tax provision for fiscal year ended December 31, 2025 includes the effect of updated amortization charges or the write-off costs of PP&E and intangible assets prior to January 1, 2018, as well as an adjustment of the computable tax loss. This is due to the fact that the confiscatory requirement is met on the terms of the above-mentioned the “Candy S.A.” and “Telefónica de Argentina” leading case.

NOTE 17 – OTHER TAXES PAYABLES

	As of December 31,
Current	2025	2024
Other national taxes	178,983	102,398
Provincial taxes	11,708	10,945
Municipal taxes	52,395	5,921
	243,086	119,264
Non- current
Provincial taxes	—	3
	—	3
Total other taxes payables	243,086	119,267

TELECOM ARGENTINA S.A.

NOTE 18 – LEASES LIABILITIES

	As of December 31,
	2025	2024
Current	149,030	98,045
Non- current	239,266	182,123
Total lease liabilities	388,296	280,168

Movements in the lease liabilities are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	280,168	253,937
Increases (1)	179,551	283,793
Acquisitions through business combination (2)	134,471	—
Financial results, net (3)	72,573	31,914
Payments	(196,180)	(121,016)
Decreases (included RECPAM and currency translation adjustments)	(82,287)	(168,460)
At the end of the year	388,296	280,168

(1)Included in acquisitions of Rights of use.

(2)Corresponds to the acquisition of TMA (see Note 29).

(3)Included in Other foreign currency exchange gains (losses) and Other interests, net.

NOTE 19 – OTHER LIABILITIES

		As of December 31,
Current	Note	2025	2024
Deferred revenues on prepaid credit		45,805	28,632
Deferred revenues on connection fees and international capacity leases		16,259	5,874
Debt for acquisition of subsidiaries		787	846
Related parties	28.b)	—	3,961
Funds to be paid to customers		20,453	11,495
Other		1,861	2,336
		85,165	53,144
Non-current
Deferred revenues on connection fees and international capacity leases		31,550	4,435
Pension benefits		21,104	11,267
Related parties	28.b)	—	3,625
Debt for acquisition of subsidiaries		—	791
Other		329	44
		52,983	20,162
Total Other liabilities		138,148	73,306

TELECOM ARGENTINA S.A.

Movements in the pension benefits are as follows:

	Years ended December 31,
	2025	2024
At the beginning of the year	11,267	6,442
Acquisitions through business combination (1)	9,880	—
Service cost (2)	788	337
Interest cost (3)	4,221	8,861
Actuarial results (4)	4,897	37
RECPAM	(9,949)	(4,410)
At the end of the year	21,104	11,267
(1)	Corresponds to the acquisition of TMA (see Note 29).
(2)	Included in Employee benefit expenses and severance payments.
(3)	Included in Other Financial result, net.
(4)	Included in Other comprehensive income (loss).

NOTE 20 – PROVISIONS

Telecom evaluates and reviews each contingency applying the criteria indicated in Note 3.q) and 3.u.5).

The evolution of provisions as of December 31, 2025 and 2024 is as follows:

	Legal claims and contingent liabilities		Asset retirement obligation		Total provisions
	12.31.25	12.31.24	12.31.25	12.31.24	12.31.25	12.31.24
At the beginning of the year	5,109	15,298	—	—	5,109	15,298
Principal – Other operating costs, net	34,577	5,164	—	—	34,577	5,164
Increase – Other financial interest, net	22,060	—	(1,369)	—	20,691	—
Acquisitions through business combination (1)	15,176	—	5,429	—	20,605	—
Payments	(80,337)	(39,455)	(1,713)	—	(82,050)	(39,455)
Reclassifications	136,350	27,212	9,907	—	146,257	27,212
RECPAM and currency translation adjustments	(9,948)	(3,110)	(1,458)	—	(11,406)	(3,110)
Total current provisions	122,987	5,109	10,796	—	133,783	5,109
At the beginning of the year	30,005	36,688	39,519	38,127	69,524	74,815
Principal – Other operating costs, net	34,859	18,533	—	—	34,859	18,533
Principal – Right of use assets	—	—	16,161	28,370	16,161	28,370
Increase – Other financial interest, net	88,765	19,849	(14,424)	—	74,341	19,849
Acquisitions through business combination (1)	399,968	5,174	89,174	—	489,142	5,174
Payments	(451)	(4,394)	—	—	(451)	(4,394)
Reclassifications	(136,350)	(27,212)	(9,907)	—	(146,257)	(27,212)
RECPAM and currency translation adjustments	(83,074)	(18,633)	(24,943)	(26,978)	(108,017)	(45,611)
Total non‑current provisions	333,722	30,005	95,580	39,519	429,302	69,524
Total provisions	456,709	35,114	106,376	39,519	563,085	74,633
(1)	Corresponds to the acquisition of TMA (see Note 29).

Below is a summary of the most significant claims and legal actions for which Telecom, based on the advice of its legal counsel and the judicial background for each claim, has considers probable and/or possible based on IAS 37.

TELECOM ARGENTINA S.A.

1.    Probable Contingent liabilities

Telecom Argentina and TMA

a)   Profit sharing bonds (PSB)

Telecom Argentina and TMA are subject to various legal actions brought primarily by former employees against the Argentine National Government and Telecom Argentina, seeking a declaration of unconstitutionality of Decree No. 395/92, which expressly exempted TASA and Telecom Argentina from issuing the profit-sharing bonds provided for under Law No. 23,696. The plaintiffs also claim compensation for damages allegedly suffered due to the non-issuance of such bonds.

In August 2008, the Supreme Court of Justice of the Nation not only found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica but also ordered that the proceedings be remanded to the court of origin so that such court shall decide which defendant must pay —the licensee and/or the Argentine government— and set the parameters that are to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, among others). There are no uniform criteria among the Courts in relation to each of these concepts.

Following the Supreme Court of Justice’s decision, several Courts of Appeals have ruled that Decree No. 395/92 is unconstitutional. As a result, in the opinion of Telecom Argentina’s counsel, there is an increased probability that Telecom Argentina will have to face certain contingencies, notwithstanding the reimbursement right to which Telecom Argentina would be entitled against the National Government.

On June 9, 2015, in re “Ramollino Silvana c/Telecom Argentina S.A.”, the Supreme Court of Justice of the Nation ruled that the profit-sharing bonds do not apply to employees who joined Telecom Argentina after November 8, 1990 and who were not members of the PPP.

Regarding the TMA situation, as of the date hereof, certain issues remain unresolved, with inconsistent rulings at the first- and second-instance levels, including: (i) the applicable profit-sharing percentage, (ii) whether profits should be calculated on a pre-tax or after-tax basis, (iii) the periods during which entitlement to PSBs is effective, (iv) the parties eligible to assert claims, and (v) the impact of TASA’s Class C share repurchase in 1998 on the PSBs. Management takes into account significant judicial decisions in preparing its estimates.

This judicial precedent is consistent with the criterion followed by Telecom Argentina and TMA for estimating provisions for these claims, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees who were not included in the PPP.

Statute of limitations criteria applied to claims: Supreme Court of Justice of the Nation ruling “Dominguez v. Telefónica de Argentina S.A.”

In December 2013, the Supreme Court of Justice of the Nation rendered a decision on a case similar to the above-referred legal actions, “Domínguez v. Telefónica de Argentina S.A.” In said case, the Supreme Court of Justice of the Nation overturned a lower court ruling which had barred the claim as having exceeded the applicable statute of limitations because ten years had passed since the issuance of Decree No. 395/92.

TELECOM ARGENTINA S.A.

On December 30, 2021, the Court of Appeals on Federal Civil and Commercial Matters issued a decision in plenary session, whereby it acknowledged, interpreting the doctrine developed by the Supreme Court of Justice of the Nation in its ruling, that the statute of limitations must be applied periodically –as from the date of each balance sheet- but limited to five years, applying the specific regulations on the statute of limitations for periodical liabilities.

Criteria for determining the relevant profit to calculate compensation: ruling of the Court of Appeals on Federal Civil and Commercial Matters in Plenary Session “Parota, César c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Court of Appeals on Federal Civil and Commercial Matters issued its decision in plenary session in the case “Parota, César c/ Estado Nacional y Telefónica de Argentina S.A.”, as a result of a claim filed against TASA. In its ruling, the Court held “that the amount of profit-sharing bonds corresponding to former employees of TASA should be calculated based on the taxable income on which the income tax liability is to be assessed”.

Federación Argentina de las Telecomunicaciones and Other v. Telecom Argentina S.A. on profit-sharing

In June 2013, Telecom Argentina was served notice of this claim. The lawsuit was filed by four unions claiming the issuance of profit-sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs have requested that the court declare that Decree No. 395/92 is unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Telecom Argentina’s profit. The lawsuit requiring the issuance of a profit-sharing bond represents an obligation with potential future economic impact for Telecom Argentina.

Telecom Argentina filed its response to the claim, arguing that labor courts lack jurisdiction over the matter. In December 2017, the Court of First Instance dismissed the claim on the grounds that the claimant lacks standing because the claim is individual and not collective. The claimant filed an appeal, which is pending before Chamber VII of the Court of Appeals.

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

Telecom Argentina

a)   Sanctions Imposed by the Regulator

Telecom Argentina is subject to various sanction procedures, in most cases promoted by the Regulatory Authority, for delays in repairs and service installations to fixed-line customers.

b)   “Asociación por la Defensa de Usuarios y Consumidores vs. Telecom Personal S.A.” claim

In 2008, the “Asociación por la Defensa de Usuarios y Consumidores” sued Telecom Personal S.A., seeking damages for an unspecified amount, in connection with the billing of calls to the automatic answering machine and the collection system called “send to end”, in collective representation of an undetermined number of Telecom Personal S.A. customers. The court has to render judgment on this claim.

In 2015, Telecom Argentina learned of an adverse court ruling in a similar lawsuit, promoted by the same consumer’s association against another mobile operator.

TELECOM ARGENTINA S.A.

On November 9, 2023, there was a first instance ruling where Telecom Argentina was partially condemned to recognize credits in favor of a group of customer to be determined, but only for a limited period of time, between the years 2004 and 2005. The ruling was appealed.

On December 26, 2024, the Commercial Court of Appeals issued a ruling, which upheld the first-instance judgment in the main aspects and modified some aspects regarding the extent of the sentence, with some aspects in favor and others against.

In the period subsequent to the reporting date, on March 3, 2026, the Commercial Court issued a new ruling related to the enforcement of the judgment, upholding certain aspects favorable to Telecom Argentina´s defense and others unfavorable. Consequently, Management, with the assistance of its legal advisors, will proceed to file a Federal Extraordinary Appeal.

Telecom Argentina, with the assistance of its legal advisors, while considering that it has solid arguments for its defense, given the procedural status and the evidence produced, has classified this contingency as probable and, consequently, has recorded a provision that it estimates to be sufficient.

c)   Claim “Unión de Usuarios y Consumidores and Other v. Telecom Argentina S.A.”

On September 3, 2019, Telecom Argentina was served notice of a class action brought by “Unión de Usuarios y Consumidores” and “Consumidores Libres Cooperativa Ltda. de Provisión de Servicios de Acción Comunitaria”, pending before the Commercial Court of First Instance No. 9, Clerk’s Office No. 17, for an unspecified amount.

Claimants seek to obtain an order against Telecom Argentina for the reimbursement of the price increases collected from its subscribers in September and October 2018 and in January 2019 and of any price increase that may be collected for the duration of the proceedings (for timely provided services under the brands Cablevisión and Fibertel), plus interest accrued until the effective reimbursement date. Claimants allege that the defendant infringed certain provisions set forth under the General Rules Governing ICT Services Customers and Law No. 24,240 related to the terms and form of notice to subscribers of changes in the prices of such services.

On April 22, 2025, the Commercial Court of First Instance No. 9 issued a ruling partially upholding the claim, ordering Telecom Argentina to reimburse its subscribers for the increases included in invoices due in September 2018 corresponding to certain Cablevisión products. The ruling, in turn, rejected the request for nullity of the contractual clauses that provide for a 30-day notice period for tariff modifications.

TMA

Regarding the probable contingencies recognized by the TMA acquisition, the details of these are included in Note 29.

2.     Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2.d). ii). 2), the following is a summary of the most significant claims and legal actions for which the Management did not set up any provision, although the final outcome of these lawsuits cannot be assured.

Telecom Argentina

a)    “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Telecom Personal S.A. was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Telecom Personal S.A.made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration period for prepaid credit.

Telecom Personal S.A. rejected the claim, with emphasis on the regulatory framework that explicitly endorses its practices, now challenged by the plaintiff in disregard of such regulations.

TELECOM ARGENTINA S.A.

The proceeding is now in the discovery stage. However, the judge has ordered the accumulation of this claim with two other similar claims against TMA and América Móvil S.A..Therefore, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

The plaintiffs are seeking damages for an unspecified amount. While Telecom Argentina believes there are strong defenses that should result in a dismissal of the claim, in the absence of judicial precedents on the matter, Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

b)    Proceedings related to value added services - Mobile contents

In October 2015, Telecom Personal S.A. was notified of a claim brought by the consumer association “Cruzada Cívica para la defensa de los consumidores y usuarios de Servicios públicos”.

The plaintiff’s claim relates to the manner in which content and trivia games are contracted, requesting the application of punitive damages to Telecom Personal S.A.

As of the date of these consolidated financial statements, this claim for an unspecified amount is in its preliminary stages because notice of the claim has not been served on all interested parties.

Based on the advice of its legal counsel, Management believes to have strong arguments for its defense. However, given the absence of any case law, the final outcome of these claims cannot be assured.

c)     Claims filed by unions in connection with union contributions

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH, and the Union of Telephone Workers and Employees of Tucumán brought seven legal actions against Telecom Argentina claiming unpaid union contributions set forth in their respective collective bargaining agreements, corresponding to employees of third-party companies that provide services to Telecom Argentina, for a 5-year term for which the statute of limitations has not expired, plus damages caused by the failure to pay said contributions. The items claimed are “Fondo Especial” (special fund) and “Contribución Solidaria” (solidarity contribution).

The above-mentioned unions argue that Telecom Argentina is jointly and severally liable for the payment of the above-mentioned contributions. Telecom Argentina answered all the claims.

In the action brought by FOEESITRA, the judge of first instance rejected the summons to third parties made by Telecom Argentina. This decision was confirmed by the Labor Court and the case is being appealed with a request for opening of evidence.

In the action brought by FOETRA, the Court of Appeals revoked the decision rendered by the court of first instance that had declared the incompetence. The judge of first instance must render a decision on the exceptions filed by Telecom Argentina.

In the action brought by SITRATEL, the judge of first instance declared himself competent to intervene and rejected the summons of third parties made by Telecom Argentina. This decision was appealed and recently confirmed by the IX Chamber. This last decision of the court is not final.

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

TELECOM ARGENTINA S.A.

Even though Management believes that there are sound grounds for the favorable resolution of these claims, given the lack of judicial precedents, the final outcome of these claims cannot be assured.

d)    Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding

In November 2018, Telecom Argentina was served notice of a claim brought by Asociación por la Defensa de Usuarios y Consumidores. The Claimant requested that the defendant: 1) cease its practice of preventing customers from terminating Internet and cable television services when customers request such termination; 2) reimburse to each user the amounts collected for the period of five years and until the date on which the defendant ceases the above-mentioned practice; and 3) pay punitive damages for each of the affected customers.

In December 2018, Telecom Argentina filed a response, alleging the application of statutes of limitation (two-year term) as well as the lack of standing of the Association to file the lawsuit. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff. The proceeding is now in the discovery stage.

The plaintiffs are seeking damages for an unspecified amount.

Based on the advice of its legal counsel, Management believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

TMA

Regarding the possible contingencies recognized by the TMA acquisition, the details of these are included in Note 29.

NOTE 21 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $1,564,068 million (of which $389,817 million corresponds to Fixed and Intangible Assets commitments) and $1,304,401 million (of which $249,488 million corresponds to Fixed and Intangible Assets commitments) as of December 31, 2025 and 2024, respectively. These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

The table below details commitments within one year and beyond one year:

	As of December 31,
	2025	2024
Committed within one year	736,136	545,383
Committed beyond one year	827,932	759,018
	1,564,068	1,304,401

TELECOM ARGENTINA S.A.

NOTE 22 – EQUITY

(a)	Capital Stock

As of December 31, 2025 and 2024, the total capital stock of Telecom Argentina amounted to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing five Class “B” shares of Telecom Argentina are traded on the NYSE under the symbol TEO.

(b)	Provisions of the Telecom Argentina Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025, the shareholders of Telecom Argentina decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2025 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated retained earnings as of December 31, 2024 for $1,331,805 million in current currency as of December 31, 2025: (a) allocate the amount of $66,590 million in current currency as of December 31, 2025 to “Legal Reserve”; (b) allocate the amount of $1,265,215 million in current currency as of December 31, 2025 to “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”; (c) to reclassify the amount of $122,442 million in current currency as of December 31, 2025 from “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse, before December 31, 2025 the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$300 million. On November 10, 2025, the Board of Directors, acting under the powers delegated by the Shareholders´ meeting, decided to distribute dividends.
(c)	Dividends distributed and paid

During fiscal years 2025, 2024 and 2023, Telecom Argentina made the following dividend distributions to its shareholders:

		Settled amount
Year	Distributed amount	Cash	Non-cash
2025 (1)	226,756	20,286	206,470
2024 (2)	156,352	—	156,352
2023 (3)	299,199	—	299,199
(1)

Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025, on November 10, 2025, the Board of Directors resolved to distribute dividends as follows: i) Global 2030 Bond for $189,790 million, ii) $20,286 million in cash, and iii) the application of a credit of $16,680 million corresponding to the payment previously made by Telecom Argentina in respect of the Personal Assets Tax, partially reversing the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”.

TELECOM ARGENTINA S.A.

(2)

Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, on November 11, 2024, the Board of Directors resolved to distribute, as non-cash dividends (Global 2030 Bond), $156,352 million, partially reversing the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”.

(3)

Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board of Directors resolved to distribute, as non-cash dividends (Global 2030 Bond), $299,199 million, partially reversing the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”.

(d)	Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares were to be included in the PPP (employees of ENTel transferred to Telecom Argentina, to Startel S.A. and to Telecomunicaciones Internacionales de Argentina S.A., and employees transferred to Telecom Argentina by the Argentine Telephone Company). During the following years, both the Shareholders’ Assembly and the Board of Directors (based on the powers delegated by the Shareholders) carried out the conversion of Class “C” shares for a total of 98,331,364.

As of the date of these consolidated financial statements, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

(e)	Restrictions on distribution of profits

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

NOTE 23 – FINANCIAL INSTRUMENTS

a)	Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2025 and 2024 their category of financial instrument and the details of profits and losses generated according to each category.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2025	cost	loss	income	Total
Assets
Cash and cash equivalents	339,054	129,996	—	469,050
Investments	25	296,025	27,014	323,064
Trade receivables	800,128	—	—	800,128
Other receivables	44,241	10,254	168	54,663
Total	1,183,448	436,275	27,182	1,646,905
Liabilities
Trade payables	1,129,134	—	—	1,129,134
Borrowings	5,436,615	—	—	5,436,615
Leases liabilities	388,296	—	—	388,296
Dividends payables	87	—	—	87
Other liabilities	22,055	787	—	22,842
Total	6,976,187	787	—	6,976,974

TELECOM ARGENTINA S.A.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2024	cost	loss	income	Total
Assets
Cash and cash equivalents	298,257	120,488	—	418,745
Investments	27,141	17,038	—	44,179
Trade receivables	389,943	—	—	389,943
Other receivables	21,545	4,599	—	26,144
Total	736,886	142,125	—	879,011
Liabilities
Trade payables	606,654	—	—	606,654
Borrowings	3,785,980	—	—	3,785,980
Leases liabilities	280,168	—	—	280,168
Other liabilities	21,417	1,637	—	23,054
Total	4,694,219	1,637	—	4,695,856

Gains and losses by category – Year 2025

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	78,533	(1,059)
Financial liabilities at amortized cost	(937,612)	(385,877)
Financial assets at fair value through profit or loss	89,514	—
Financial liabilities at fair value through profit or loss	(199)	—
Total	(769,764)	(386,936)

Gains and losses by category – Year 2024

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	(47,721)	52,608
Financial liabilities at amortized cost	2,146,991	(175,670)
Financial assets at fair value through profit or loss	(59,735)	—
Financial liabilities at amortized cost through profit or loss	(535)	—
Total	2,039,000	(123,062)

Gains and losses by category – Year 2023

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	181,035	71,109
Financial liabilities at amortized cost	(2,171,671)	(63,429)
Financial assets at fair value through profit or loss	254,296	184,263
Financial liabilities at fair value through profit or loss	(89,194)	—
Total	(1,825,534)	191,943

b)	Fair value hierarchy and other disclosures

Telecom presents the judgments and estimates made to determine the fair values of the financial instruments that are recognized and measured at fair value in its consolidated financial statements.

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

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2025 and 2024, and the level of hierarchy are listed below:

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Current Assets
Mutual Funds (1) (2)	130,643	—	—	130,643
Government bonds (1) (2)	322,392	—	—	322,392
Other receivables: Compensation received for company acquisitions (3)	—	1,378	—	1,378
Other receivables: Loans granted - fintech businesses (4)	—	—	6,986	6,986
Other receivables: DFI (5)	—	168	—	168
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	—	1,890	—	1,890
Total assets	453,035	3,436	6,986	463,457
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	787	—	787
Total liabilities	—	787	—	787

As of December 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	122,548	—	122,548
Government bonds (1) (2)	14,978	—	14,978
Other receivables: Compensation received for company acquisitions (3)	—	1,419	1,419
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	—	3,180	3,180
Total assets	137,526	4,599	142,125
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	846	846
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	791	791
Total liabilities	—	1,637	1,637
(1)	The Mutual funds are included in Cash and cash equivalents and Investments. The Government bonds are included in Investments.
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
(4)

In 2025, the subsidiary Micro Sistemas, as part of its liquidity management strategy, derecognized its consumer loan portfolio through a non‑recourse sale, transferring the related contractual rights in a manner that met the requirements for derecognition under IFRS 9. As the transfer was carried out on a non‑recourse basis, the Company retained no continuing involvement and therefore has no future exposure to credit risk. These financial assets had been measured at FVPL. The fair value of the portfolio sold was determined using a discounted cash‑flow approach, applying the discount rate specific to each loan.

(5)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. The techniques used for the measurement of financial instruments, are detailed below: a) DFI for forward purchases of US dollars, corresponds to the variation between the market prices at the end of the fiscal year and the time of agreement.

During the years ended December 31, 2025 and 2024, there were no transfers between Levels of the fair value hierarchy.

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

Borrowings

As of December 31, 2025, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	4,013,089	4,027,880
Other borrowings	1,423,526	1,462,639
	5,436,615	5,490,519

As of December 31, 2024, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	3,171,498	2,955,532
Other borrowings	614,482	615,823
	3,785,980	3,571,355

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.
c)	Hedge accounting

Derivatives are used by Telecom to manage their exposure to exchange rate and interest rate risks.

TELECOM ARGENTINA S.A.

The position of DFIs in the consolidated statements of financial position and amounts recognized in Consolidated Income Statements and Consolidated Statements of Comprehensive Income, are detailed below:

	As of December 31,
	2025	2024
Other receivables current - DFI: Foreign currency exchange	168	—
Total assets	168	—

	Years ended December 31,
	2025	2024	2023

	Profit (loss)
Foreign currency exchange effect	(32,864)	(71)	22,722
Interests on borrowings	—	3,613	(3,558)
Financial results	(32,864)	3,542	19,164
DFI effects classified as hedges	—	(7,778)	3,761
Other comprehensive income (loss)	—	(7,778)	3,761

●	Interest rate swaps – cash flow hedges

In August 2024, Telecom Argentina cancelled the several DFI agreements, to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The agreements entered into covered a total amount of US$184.5 million. The interest rates were set at 3.605%, 3.912% and 3.895%, respectively.

●	Exchange rate Hedges

During year ended December 31, 2025, Telecom Argentina operated in the ROFEX market to hedge fluctuations in the exchange rate of part of its foreign currency debt. As of December 31, 2025, Telecom Argentina maintains ROFEX contracts for US$29 million, for which a DFI of $168 million was recognized.

During year ended December 31, 2024, Telecom Argentina entered into DFI agreements to hedge fluctuations in the exchange rate of part of its foreign currency debt for an amount of US$50 million, fixing an average exchange rate of 1,004 pesos per US$, with maturities between July 2024 and August 2024.

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

d)	Offsetting of financial assets and financial liabilities

Telecom offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that Telecom has the intention to make such offsetting. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom applies regularly). Offsetting is also applied to transactions with agents.

TELECOM ARGENTINA S.A.

The following table presents financial assets and liabilities that are offset as of December 31, 2025 and 2024:

	As of December 31, 2025
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	861,028	61,536	(1,190,034)	(29,715)
Offsetting	(60,900)	(6,873)	60,900	6,873
Current and noncurrent assets (liabilities) – Carrying Value	800,128	54,663	(1,129,134)	(22,842)

	As of December 31, 2024
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	411,564	30,818	(628,275)	(27,728)
Offsetting	(21,621)	(4,674)	21,621	4,674
Current and noncurrent assets (liabilities) – Carrying Value	389,943	26,144	(606,654)	(23,054)

NOTE  24 – REVENUES

	Years ended December 31,
	2025	2024	2023
Mobile Services	4,092,162	2,209,144	2,376,379
Internet Services	1,808,527	1,390,491	1,288,819
Cable Television Services	915,046	789,469	1,040,921
Fixed and Data Services	1,011,528	659,330	699,002
Other services revenues	74,780	60,998	54,714
Subtotal Services revenues	7,902,043	5,109,432	5,459,835
Equipment revenues	426,771	333,526	438,776
Total Revenues	8,328,814	5,442,958	5,898,611

TELECOM ARGENTINA S.A.

NOTE 25 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $7,878,767 million, $5,635,634 million and $6,256,880 million for the years ended December 31, 2025, 2024 and 2023, respectively. The main components of the operating expenses are the following:

	Years ended December 31,
	2025	2024	2023

Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(1,626,133)	(1,144,135)	(1,363,607)
Severance indemnities	(278,834)	(171,491)	(80,466)
Other employee expenses	(56,130)	(31,111)	(29,683)
	(1,961,097)	(1,346,737)	(1,473,756)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(579,726)	(404,715)	(384,367)
Fees for services	(476,131)	(313,561)	(351,963)
Directors and Supervisory Committee’s fees	(8,536)	(5,844)	(4,804)
	(1,064,393)	(724,120)	(741,134)

Taxes and fees with the Regulatory Authority
Turnover tax	(375,606)	(222,149)	(223,945)
Regulatory Entity Fees	(198,846)	(111,272)	(111,839)
Municipal taxes	(84,097)	(54,199)	(59,943)
Other taxes and fees	(61,939)	(40,732)	(57,430)
	(720,488)	(428,352)	(453,157)
Cost of equipment
Inventory balance at the beginning of the year	(89,753)	(94,236)	(61,891)
Plus:
Acquisitions through business combination (Note 29)	(53,222)	—	—
Purchases	(246,957)	(272,780)	(383,360)
Others	7,534	18,047	32,816
Less:
Inventory balance at the end of the year	93,730	89,753	94,236
	(288,668)	(259,216)	(318,199)
Other operating expenses
Legal Claims and contingent liabilities	(69,436)	(23,697)	(61,745)
Rentals and internet capacity	(99,929)	(38,341)	(34,482)
Energy, water and other services	(206,560)	(137,788)	(111,381)
Postage, freight and travel expenses	(63,147)	(38,216)	(43,268)
Other	(54,139)	(26,176)	(21,381)
	(493,211)	(264,218)	(272,257)
Depreciation, amortization and impairment of Fixed and Intangible Assets
Depreciation of PP&E	(1,533,091)	(1,312,898)	(1,559,899)
Amortization of intangible assets	(234,722)	(152,940)	(251,826)
Amortization of Rights of use assets	(278,639)	(260,674)	(205,413)
Depreciation of Investment properties	(2,028)	—	—
Impairment of Fixed and Intangible Assets	(27,008)	1,455	(900)
	(2,075,488)	(1,725,057)	(2,018,038)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

	Operating	Administration	Commercialization	Other	Total	Total	Total
Concept	costs	costs	costs	expenses	12.31.25	12.31.24	12.31.23
Employee benefit expenses and severance payments	(939,463)	(477,471)	(544,163)	—	(1,961,097)	(1,346,737)	(1,473,756)
Interconnection and transmission costs	(243,797)	—	—	—	(243,797)	(155,918)	(174,151)
Fees for services, maintenance, materials and supplies	(421,048)	(242,876)	(400,469)	—	(1,064,393)	(724,120)	(741,134)
Taxes and fees with the Regulatory Authority	(702,102)	(4,957)	(13,429)	—	(720,488)	(428,352)	(453,157)
Commissions and advertising	—	—	(437,205)	—	(437,205)	(305,491)	(345,483)
Cost of equipment and handsets	(288,668)	—	—	—	(288,668)	(259,216)	(318,199)
Programming and content costs	(450,698)	—	—	—	(450,698)	(314,423)	(332,792)
Bad debt expenses	—	—	(143,722)	—	(143,722)	(112,102)	(127,913)
Other operating expenses, net	(234,467)	(188,757)	(69,987)	—	(493,211)	(264,218)	(272,257)
Depreciation, amortization and impairment of Fixed and intangible assets	(1,694,180)	(201,645)	(152,655)	(27,008)	(2,075,488)	(1,725,057)	(2,018,038)
Total for the year ended December 31,2025	(4,974,423)	(1,115,706)	(1,761,630)	(27,008)	(7,878,767)
Total for the year ended December 31,2024	(3,729,137)	(704,444)	(1,203,508)	1,455		(5,635,634)
Total for the year ended December 31,2023	(4,128,832)	(763,280)	(1,363,868)	(900)			(6,256,880)

Other leases

Future minimum lease payments of non-cancellable other lease agreements of Telecom as of December 31, 2025, 2024 and 2023 in currency on the transaction date are as follows:

	Less than		More than 5
	1 year	1‑5 years	years	Total
2025	14,885	20,600	2,908	38,393
2024	8,311	12,372	6,720	27,403
2023	5,057	11,051	4,248	20,356

Further information is provided in Note 3.k).

TELECOM ARGENTINA S.A.

NOTE 26 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2025	2024	2023

	Profit (loss)
Interests on borrowings (*)	(386,126)	(173,837)	(167,520)
Remeasurement in borrowings (**)	4,477	(135,137)	142,649
Foreign currency exchange gains (losses) on borrowings (***)	(367,191)	2,220,302	(1,789,911)
Borrowings renegotiation results	—	2,853	(2,289)
Results from repurchase of Notes	—	605	—
Total financial results from borrowings	(748,840)	1,914,786	(1,817,071)
Fair value gains (losses) on financial assets at fair value through profit or los	88,469	(59,723)	184,263
Other foreign currency exchange gains (losses)	39,855	246,837	(171,265)
Other interests, net	(63,399)	31,964	44,202
Other taxes and bank expenses	(107,611)	(153,433)	(72,582)
Financial expenses on pension benefits	(4,221)	(8,861)	(5,317)
Financial discounts on assets, debts and others	(25,911)	(36,340)	(20,847)
RECPAM	183,617	170,007	538,038
Total other financial results, net	110,799	190,451	496,492
Total financial results, net	(638,041)	2,105,237	(1,320,579)
(*)	Includes $3,613 million and $(3,558) million corresponding to net income (losses) generated by DFI in fiscal years 2024 and 2023, respectively.
(**)	Related to Notes issued in UVA.
(***)	Includes $(32,864) million, $(71) million and $22,722 million corresponding to net income (losses) generated by DFI in fiscal years 2025, 2024 and 2023, respectively.

NOTE 27 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom is exposed to the following financial risks in the ordinary course of its business operations:

●	Market risk: stemming from change in exchange rates, market prices and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
●	Credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart regarding the operations of Telecom;
●	Liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

●	The definition of guidelines for directing operations;
●	The activity of the Board of Directors and Management which monitors the level of exposure to mentioned risks consistently with prefixed general objectives;
●	The identification of the most suitable financial instruments, to reach prefixed objectives;
●	The monitoring of the results achieved.

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

Telecom has great part of its commercial and financial debt denominated in US$ and other currencies, unlike its sales revenue, which is mainly generated in Argentine pesos. Additionally, Telecom hold cash and cash equivalents, largely denominated in foreign currencies, which contributes to reducing the exposure of commercial and financial obligations in foreign currencies.

The financial risk management policies of Telecom are directed towards diversifying the acquisition of goods and services in the functional currency and using selected DFI to mitigate long-term positions in foreign currency.

The appreciation of the US dollar against the Argentine peso in recent years has had and continues to have a negative impact on the payment and revaluation of debts denominated in foreign currency and may have a negative effect on our financial position and results of operations. This impact negatively affects Telecom since we depend mainly on the domestic market with revenues usually collected in Argentine pesos.

In 2025, the Argentine peso continued to depreciate against the U.S. dollar, with an annual devaluation of 41.0%, which exceeded annual inflation (31.5%). As a result, Telecom became more exposed to inflationary effects, given that its net financial position is a net liability position. In 2024 the Argentine peso also depreciated against the U.S. dollar, with an annual devaluation of 27.7%; however, in that year the pace of depreciation was lower than inflation (which reached 117.8%).

As a consequence of the heightened volatility of the Argentine peso in recent years, the BCRA has implemented various measures aimed at stabilizing the currency’s value, including, among others, foreign exchange controls restricting access to the official foreign exchange market (Mercado Único y Libre de Cambios, “MULC”, for its Spanish acronym).

Any further depreciation and/or inability of Telecom to acquire foreign currency could have an adverse effect on the financial position, the ability to meet obligations denominated in foreign currency, and the possibility to pay dividends or make payments (of principal or interest) on Telecom’s borrowings.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2025 and 2024, are the following:

	2025	2024
	In equivalent millions of Argentine pesos
Assets	575,120	467,619
Liabilities	(5,436,854)	(3,457,039)
Liabilities Net	(4,861,734)	(2,989,420)

Sensitivity analysis

As of December 31, 2025 and 2024, which is a not hedged net liability position in foreign currency of US$3,339 million and US$2,201 million, respectively. Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $972,347 million and $597,884 million of the consolidated financial position in foreign currency as of December 31, 2025 and 2024, respectively.

TELECOM ARGENTINA S.A.

Interest rate risk

Within its borrowings structure, Telecom has negotiable obligations, bank loans and loans from other financial entities denominated in pesos, dollars, RMB and guaraníes at fixed and variable rates and current account advances denominated in pesos in the short term and at rates renegotiable upon maturity, and are therefore exposed to the risk of fluctuation of the SOF and TAMAR interest rates, mainly.

The proportion of fixed-rate and variable-rate borrowings as of December 31, 2025 and 2024 is detailed below:

	2025		2024
	$	%	$	%
Fixed rate	4,296,342	79%	2,707,546	72%
Variable rate	903,054	17%	362,772	10%
Does not bear interest (1)	237,219	4%	715,662	19%
Total borrowings (2)	5,436,615	100%	3,785,980	100%

(1)Correspond to certain Notes issued in UVA and US$ linked denominations.

(2)includes principal, interest and related expenses.

The Company manages its exposure to interest rate variation risk, optimizing the type of financing with the aim of improving terms and reducing its financial costs with improvements in interest rates. It also has used different hedging DFIs which convert variable rates into fixed rates. For more information on the DFIs held by the Company, see Note 23.

For more information about borrowings see Note 14.

Sensitivity analysis

As of December 31, 2025 and 2024, Management believes that any variation of 100 bps in the agreed interest rates would result in gains / losses of $90,305 million and $36,277 million, respectively.

Price Risk

Telecom’s investments in financial assets at FVPL and FVOCI (Government bonds and Mutual funds) are susceptible to the risk of changes in market prices arising from fluctuations in the future value of these assets. Telecom conducts an ongoing monitoring of the evolution of these assets’ prices.

As of December 31, 2025 and 2024, the total value of investments with changes in fair value amounted to $323,039 million and $17,038 million, respectively.

Sensitivity Analysis

Management estimates that any 10% variation in the market price would result in $32,304 million and $1,704 million gain / loss as of December 31, 2025 and 2024, respectively.

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

	Cash and cash		Trade	Other	Total as of
Due date	equivalents	Investments	receivables	receivables	December 31, 2025
Total due	—	—	537,711	18,265	555,976
Total not due	469,050	323,064	262,417	36,398	1,090,929
Total as of December 31, 2025	469,050	323,064	800,128	54,663	1,646,905

	Cash and cash		Trade	Other	Total as of
Due date	equivalents	Investments	receivables	receivables	December 31, 2024
Total due	—	—	146,364	1,397	147,761
Total not due	418,745	44,179	243,579	24,747	731,250
Total as of December 31, 2024	418,745	44,179	389,943	26,144	879,011

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $537,711 million and $146,364 million as of December 31, 2025 and 2024, respectively.

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

Liquidity risk

Liquidity risk represents the risk that Telecom has no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

Telecom has an excellent credit rating and has several financing sources and several offers from first-class institutions to diversify its current funding structure, which includes accessing to capital market and obtaining competitive bank loans in what relates to terms and financial costs, in all cases, both at the domestic and international level, with the objective of covering its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings. For further information on bank loans agreements, bank loans payments and bank loans restructured, see Note 14 and Note 30.

The Management evaluates the national and international macroeconomic context (including regulatory restrictions and foreign exchange restrictions) to take advantage of market opportunities to presser the financial health for the benefit of its investors.

TELECOM ARGENTINA S.A.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Trade		Leases	Other	Total as of
Maturity Date	payables	Borrowings	liabilities	liabilities	December 31, 2025
Due	256,288	—	—	18,265	274,553
January 2026 thru December 2026	852,532	1,300,001	152,511	4,575	2,309,619
January 2027 thru December 2027	17,571	727,641	98,731	2	843,945
January 2028 thru December 2028	1,312	1,033,913	66,348	—	1,101,573
January 2029 and thereafter	1,431	3,711,813	113,422	—	3,826,666
	1,129,134	6,773,368	431,012	22,842	8,356,356

	Trade		Leases	Other	Total as of
Maturity Date	payables	Borrowings	liabilities	liabilities	December 31, 2024
Due	30,259	—	—	—	30,259
January 2025 thru December 2025	554,721	1,414,469	102,252	18,635	2,090,077
January 2026 thru December 2026	15,357	879,915	66,679	4,419	966,370
January 2027 thru December 2027	6,082	493,611	50,769	—	550,462
January 2028 and thereafter	235	1,688,353	100,741	—	1,789,329
	606,654	4,476,348	320,441	23,054	5,426,497

On the other hand, it should be noted that, Telecom have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers.

The Management uses the metrics working capital and liquidity rate to measure its short-term financial health and operational efficiency and assessing Telecom’s ability to manage its liquidity and sustain their operational activities.

Working capital and liquidity risk as of December 31, 2025 and 2024 are detailed below:

	As of December 31,
	2025	2024	Variation
Trade receivables	799,188	389,375	409,813
Other receivables (without DFI)	159,801	58,875	100,926
Inventories	79,530	79,513	17
Current liabilities (not considering borrowings)	(2,221,756)	(1,165,088)	(1,056,668)
Negative operative working capital	(1,183,237)	(637,325)	(545,912)
as of revenues	14.2%	11.7%

Cash and cash equivalents	469,050	418,745	50,305
Other receivables - DFI	168	—	168
Investments	323,064	44,179	278,885
Current borrowings	(1,616,544)	(1,411,178)	(205,366)
Net Current financial liabilities	(824,262)	(948,254)	123,992

Assets classified as held for sale	3,011	2,322	689

Negative working capital (current assets – current liabilities)	(2,004,488)	(1,583,257)	(421,231)
Liquidity rate	0.48	0.39	0.08

TELECOM ARGENTINA S.A.

During 2025 and 2024, Telecom obtained funds from the financial market to refinance part of its borrowings in order to optimize its term, rate and structure, see Note 14 and Note 30 for more information. Telecom will continue with its strategy of refinancing its borrowings in order to extend the contractual terms, as well as to obtain lower financing costs, with the aim of being able to cover its negative working capital.

Capital management

The primary objective of Telecom’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Telecom manages its capital structure and makes adjustments considering the business evolution and changes in the macroeconomic conditions. To maintain or adjust the capital structure, Telecom may adjust the dividend payment to shareholders and the level of indebtedness.

Telecom does not have to comply with regulatory capital adequacy requirements.

The issues related to financial debt ratios see Note 14.

NOTE 28 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

As of December 31, 2025 and 2024, CVH is the controlling company of Telecom Argentina, holding 28.16% of the capital stock of Telecom Argentina. Additionally, both CVH and FTL hold 235,177,350 shares each in the Voting Trust (the Voting Trust Agreement was formalized on April 15, 2019), in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of Telecom Argentina so the shares subject to such agreement represent 21.84% of the total capital of Telecom Argentina (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement dated July 7, 2017.

b)Balances with Related parties
●	Associates and Joint venture

CURRENT ASSETS		December 31,	December 31,
Trade receivables		2025	2024
OPH	Joint venture	97	61
		97	61
CURRENT LIABILITIES
Trade payables
La Capital Cable	Associate	798	272
OPH	Joint venture	1,064	626
		1,862	898
Other liabilities
OPH	Joint venture	—	3,961
		—	3,961
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	—	3,625
		—	3,625

TELECOM ARGENTINA S.A.

●Other related parties

CURRENT ASSETS	December 31,	December 31,
Trade receivables	2025	2024
Other related parties	2,880	2,467
	2,880	2,467
Other receivables
Other related parties	15	834
	15	834
CURRENT LIABILITIES
Trade payables
Other related parties	18,496	15,975
	18,496	15,975

c)	Transactions with Related parties

●Associates and Joint venture

	Transaction	Kind of related party	Years ended December 31,
			2025	2024	2023

			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	138	174	292
Ver TV	Services revenues and other revenues	Associate	—	70	95
OPH	Services revenues and other revenues	Joint venture	777	442	241
			915	686	628
			Operating costs
La Capital Cable	Fees for services	Associate	(2,273)	(2,340)	(2,493)
OPH	Fees for services	Joint venture	(3,594)	(1,176)	—
			(5,867)	(3,516)	(2,493)

●	Other Related parties

	Transaction	Years ended December 31,
		2025	2024	2023

		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	6,375	7,584	5,655
		6,375	7,584	5,655
		Operating costs
Other Related parties	Programming costs	(48,148)	(53,489)	(50,942)
Other Related parties	Editing and distribution of magazines	(3,715)	(5,417)	(7,811)
Other Related parties	Advisory services	(12,242)	(11,501)	(6,606)
Other Related parties	Advertising purchases	(4,759)	(3,110)	(4,194)
Other Related parties	Other purchases and commissions	(11,851)	(8,182)	(3,206)
		(80,715)	(81,699)	(72,759)

The transactions discussed above were made on arm length transaction basis. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No, 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

d)	Key Managers

Compensation for Directors for technical-administrative functions and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom for the years ended December 31, 2025, 2024 and 2023 amounted to $31,606 million, $17,266 million and $5,898 million, respectively (in currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2025, an amount of $9,007 million remained unpaid.

Telecom Argentina has recorded fees of its Board of Directors’ members of $6,399 million, $3,224 million and $765 million for the year ended December 31, 2025, 2024 and 2023, respectively (in currency of the transaction date). As of December 31, 2025, there are no unpaid balances.

The members and alternate members of the Board of Directors do not hold executive positions in Telecom Argentina or its subsidiaries.

NOTE 29 – BUSINESS ACQUISITION

TMA

On February 24, 2025 (the “Acquisition Date”), Telecom Argentina acquired 86,460,983,849 common shares of TMA, representing 99.999625% of its capital stock, acquiring control. TMA is a company incorporated in the Republic of Argentina, providing mobile and fixed telephony, fixed broadband, and video services on a national scale in Argentina.

The purpose of the acquisition was to enhance the quality of existing services and to expand the coverage and capacity of both mobile and fixed networks.

The contractual purchase price for this transaction was US$1,245 million ($1,660,045 million in current currency as of December 31, 2025), which was settled in the following manner: (a) by assuming a debt owed by the seller to TMA in the amount of US$126 million ($167,887 million in current currency as of December 31, 2025); and (b) as consideration transferred (“consideration paid”), pursuant to IFRS 3, the remaining balance of US$1,119 million ($1,492,158 million in current currency as of December 31, 2025), which was paid in cash using funds obtained from two loans (See Note 14).

The Company’s management has made the final determination of the fair value of the assets acquired and liabilities assumed (net assets) of TMA as of the acquisition date, and from the comparison with the consideration paid has determined a goodwill.

TELECOM ARGENTINA S.A.

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	In current currency at	In current currency as
	the acquisition date	of December 31, 2025
Cash and cash equivalents	149,678	188,121
Investment	88,434	111,148
Trade receivables (a)	335,696	421,919
Other receivables	69,288	87,084
Inventories (b)	42,346	53,222
Assets classified as held for sale	2,366	2,974
Deferred income tax assets (c)	348,393	437,877
PP&E (d)	1,060,558	1,332,961
Intangible assets (e)	218,152	274,183
Right of use assets (f)	128,147	161,061
Investment properties (g)	56,657	71,209
Trade payables	(430,015)	(540,469)
Salaries and social security payables (h)	(140,877)	(177,061)
Other taxes payables	(193,325)	(242,980)
Leases liabilities	(106,991)	(134,471)
Other liabilities	(45,920)	(57,713)
Provisions (i)	(405,576)	(509,747)
Net identifiable assets acquired	1,177,011	1,479,318
Goodwill (*)	10,217	12,840
Totals	1,187,228	1,492,158

(*)Goodwill will not be deductible for tax purposes.

(a)	Trade receivables

The fair value of the acquired trade receivables is $421,919 million in current currency as of December 31, 2025. The gross contractual amount for trade receivables due is $511,511 million, with a loss allowance of $129,592 million recognized on acquisition.

(b)	Inventories

The fair value of inventories was determined based on the replacement cost of such assets as of the acquisition date.

(c)	Deferred income tax assets

A deferred tax asset was recognized for the temporary tax effects arising from differences between the fair values assigned to the identifiable assets and liabilities and their respective tax bases, in accordance with IFRS 3.

(d)	PP&E

A comprehensive valuation of all PP&E assets was performed at fair value under a going concern assumption.

The market approach (comparable sales) was the valuation method used predominantly for real estate and vehicles.

The depreciated cost approach was the valuation method used for all other PP&E assets. For this valuation´s method the company prepared this estimate using the key assumption related to the level of obsolescence.

TELECOM ARGENTINA S.A.

(e)	Intangible assets

For intangible assets (except for Licences) the valuation method used was the income approach through the calculation of free cash flows for: a) the customer base and b) the right to use the “Movistar” and “Tuenti” brands. The fair value of these assets was determined applying the income approach (economic utilization approach), based on the estimation of discounted cash flows attributable to each asset.

For Licences the valuation method used was the market approach (comparable transactions) analyzing data obtained from publicly available information in markets where comparable assets are transacted, adjusted by the level of obsolescence. For this valuation’s method the company prepared this estimate using the key assumption related to the level of obsolescence.

(f)	Right of use assets

Lease contracts conveying control over and the right to use an identified asset were measured at fair value, in accordance with IFRS 3, which requires that right-of-use assets and lease liabilities be recognized following the measurement principles of IFRS 16.

(g)	Investment properties

Fair value was determined using the market approach (comparable sales), considering current real estate market price references, that is, at their net realizable value.

(h)	Salaries and social security payables

As of the acquisition date, employee benefit liabilities recognized by TMA were adjusted, updating the discount rate applied to the obligation related to post-employment private healthcare coverage for former employees. In addition, certain payment obligations arising from the acquisition agreement executed between the seller and the Company were identified.

(i)	Provisions

Asset retirement obligation: as part of the measurement as of the acquisition date, obligations associated with site dismantlement were reviewed and their future cash flows were re-estimated, determining their present value through the application of a real discount rate consistent with prevailing market conditions. The fair value of these liabilities as of the acquisition date amounted to $94,603 million.

Legal claims and contingent liabilities: Contingencies arising from labor, tax, regulatory and other claims were identified and, where classified as probable or possible, were measured at fair value as of the acquisition date for recognition purposes. Of the total lawsuits and contingencies recognized at the acquisition date, $208,557 million corresponded to probable contingencies and $206,587 million corresponded to the fair value of possible contingencies.

Information on legal claims and contingent liabilities by their nature as of the acquisition date is detailed below:

Labor contingencies	160,659
Tax contingencies	13,230
Civil and regulatory contingencies	241,255
Total	415,144

TELECOM ARGENTINA S.A.

Set forth below are the principal contingencies of TMA identified as probable and/or possible:

Principal probable contingencies

●	Labor Matters: TMA has recognized provisions for certain labor-related contingencies, primarily arising from joint and several liability in employment matters, occupational accidents and occupational diseases, as well as claims related to salary differences and other severance payments, totaling $160,659 million. Management considers this provision to be sufficient.

Principal Possible Contingencies

●	Civil and Regulatory Matters:
i)	Expiration of Prepaid Card Balances and Per-Minute Rounding:

The NGO Consumidores Financieros filed a claim against TMA seeking an injunction requiring TMA to cease: (i) imposing expiration dates on prepaid or virtual top-up cards, on the grounds that when the full purchased time is not consumed, customers are not refunded for the unused portion; and (ii) rounding up the fraction of the last minute used when a consumer ends a call before completing a final sixty-second interval. The claim also seeks reimbursement of amounts allegedly forfeited as a result of these practices over the past ten years and requests that TMA bill calls based on the exact time used by consumers or, alternatively, apply downward rounding. In addition, the plaintiff seeks punitive damages. As of the date hereof, the evidentiary stage of the proceedings has been completed.

TMA submitted a filing in the case asserting, as a supervening fact, the issuance of SC Resolution No. 26/13, which was taken into account for purposes of the decision. The case has since been consolidated with other actions of a similar nature brought by the same plaintiff against América Móvil S.A. and Telecom Personal S.A., all pending before National Court of First Instance on Commercial and Civil Matters No. 9, and is currently awaiting a decision.

The amount recognized as of the acquisition date totaled $123,808 million, and as of December 31, 2025, such amount totals $123,277 million. These amounts reflect the value of the claim, weighted by the probability of occurrence, should the claim result in an unfavorable outcome for TMA.

ii)	Universal Service

TASA has filed administrative appeals against each of the resolutions issued by ENACOM in connection with the US. Such appeals were rejected by ENACOM. Accordingly, the administrative files were elevated to the higher administrative authority for resolution of the hierarchical appeals filed subsidiarily. These claims represent the total amount reported in the sworn statements submitted to the CNC (currently ENACOM) for the periods from July 2007 through December 2025, reflecting the estimated amounts corresponding to the aforementioned initial programs.

Notwithstanding the foregoing, it should be noted that, within the context of the administrative proceeding in which the request for authorization of the change of corporate control of TMA is being processed, the Subdirectorate of Payment Obligations and Collection Administration of ENACOM issued an opinion estimating a potential outstanding liability of former TASA covering the period from 2001 to date, on the grounds that the deductions claimed by TASA in connection with the Initial Programs had not been taken into account.

Separately, on January 19, 2026, ENACOM Resolution No. 3/2026 was published in the Official Gazette, approving a payment plan (the “Installment Payment Plan”) aimed, among other purposes, at the regularization of outstanding obligations related to contributions to the Universal Service Fund. The plan will remain in force for a period of 180 days.

In this context, TMA informed ENACOM of its intention to adhere to this Installment Payment Plan in order to settle the Universal Service obligations of TASA, in light of the low likelihood that the Initial Programs that gave rise to the deductions of such amounts will ultimately be approved.

TELECOM ARGENTINA S.A.

The amount of the contingency as of the acquisition date totaled $37,705 million. Subsequent to the acquisition date, following the developments described above, TMA reclassified such contingency as “Probable,” and as of December 31, the related amount totals $30,000 million. These amounts reflect the value of the claim, weighted by the probability of occurrence, should the claim result in an unfavorable outcome for TMA.

iii)	Memofácil and Home Maintenance Services

TASA, a company now merged into TMA, was individually sued by various consumer associations seeking the cessation of charges for the service known as “Memofácil” and for the “Home Maintenance” service. The claim alleges that the Memofácil service was promoted as free of charge and without an expiration date; however, TASA charged for calls made to access messages. With respect to the home maintenance service, the claim alleges that such service was not expressly included in the customer contract. The action also seeks reimbursement to customers of the amounts charged in connection with these services.

TMA’s Management believes that there is no legal basis for the Memofácil claim, as the manner in which public utility service agreements are entered into does not allow for their formalization in written form, and TASA began charging for the message consultation service in 2006, after disclosing the charge through invoices and brochures sent to customers. In addition, the home maintenance service is based on Decrees Nos. 62/90 and 2,332/90, and both the service and the related price increases were duly explained to customers.

The amount recognized as of the acquisition date totaled $26,419 million, and as of December 31, 2025, such amount totals $30,133 million. These amounts reflect the value of the claim, weighted by the probability of occurrence, should the claim result in an unfavorable outcome for TMA.

Impact on Operations for the period

The acquired business generated revenues from ordinary activities in the amount of $2,748,493 million and net loss in the amount of $61,044 million (without considering the effect of any reciprocal operations that may exist) from the acquisition date to December 31, 2025.

Had the acquisition been conducted as of January 1, 2025, the revenues from ordinary activities and net income contributed by the acquired business, would have amounted to $3,299,999 million and $182,838 million, respectively (without considering the effect of any reciprocal operations that may exist). The pro forma figures previously presented, includes the fair value adjustments recorded by the Company on PP&E, intangible assets, investment properties, and right-of-use assets, together with the related incremental depreciation and amortization as if these adjustments had been in place from the beginning of the reporting period. The associated tax effects were also reflected, considering only the incremental tax impact arising from the acquisition-related adjustments in accordance with IFRS 3.

Although Telecom Argentina incurred borrowings to finance the acquisition as is indicated in the Note 14 and subsequently entered into partial refinancing arrangements (see Notes 14 and 30), these financing effects were not reflected in the pro forma figures. Accordingly, no additional finance results or impacts from refinancing were included.

TELECOM ARGENTINA S.A.

Regulatory Impact of the Acquisition

As of the date of these Consolidated Financial Statements, Telecom Argentina has duly and timely made all required presentations related to the acquisition of TMA and has initiated the necessary proceedings before the CNDC and ENACOM in order to obtain (i) the antitrust approval from the Secretary of Industry and Commerce (or from any succeeding enforcement authority under Law No. 27,442, as applicable) for the economic concentration resulting from the Acquisition, and (ii) the approval of ENACOM to the change of control that occurred in TMA as a consequence of the Acquisition. The filing before the CNDC was made on March 3, 2025, while the filing before ENACOM was made on March 7, 2025, both in accordance with the applicable regulatory framework.

Both administrative procedures are currently underway. On March 21, 2025, the Secretary of Industry and Commerce issued the Resolution No. 63/2025, requiring Telecom Argentina as a provisional measure in accordance with Article 44 of Law No. 27,442, to refrain, for a period of six months or until the Secretary of Industry and Commerce issues a decision pursuant to Article 14 of Law No. 27,442 either approving or subordinating the acquisition to the fulfillment of conditions, or denying authorization of the transaction—whichever occurs first—from carrying out any legal, corporate or commercial act relating directly or indirectly to the integration or consolidation of TMA’s businesses with Telecom Argentina. This included any initiative that entails integrating TMA’s equipment with that of Telecom Argentina, as well as any exchange of competitively sensitive information with TMA, such as prices and pricing strategies, costs and margins, business plans and commercial strategies, information on customers and suppliers, investment plans, among others. Telecom Argentina must also respect the agreements regarding the reciprocal use of infrastructure previously entered into between Telecom Argentina and TMA. The Resolution does not modify the manner in which Telecom Argentina and TMA operate. As of the date of these consolidated financial statements, TMA operates as an independent business under a separate business segment from Personal, and the members of the Board of Directors and the management of Telecom Argentina and TMA are independent of each other.

On April 6, 2025, Telecom Argentina filed an appeal before the Secretary of Industry and Commerce and the CNDC against the Resolution No. 63/2025, as well as against the note from the Secretary of Industry and Commerce dated March 27, 2025 to the CNDC appointing a monitoring agent for the Telecom Argentina and TMA to oversee compliance with the measure. On June 5, 2025, Telecom Argentina was notified of the decision issued by Chamber III of the Federal Civil and Commercial Court of Appeals, which granted the appeal with suspensive effect and ordered the Secretary of Industry and Commerce to refrain from adopting any measure that would contravene the suspensive effect with which the appeal was granted.

In addition, on June 19, 2025, Telecom Argentina was notified of a resolution by the Secretary of Industry and Commerce that included (i) a statement of objection to the transaction; (ii) a request for Telecom Argentina to present its arguments against the objections within 15 days, and (iii) a call for a special hearing to consider the measures proposed by Telecom Argentina to overcome these objections.

This resolution does not represent a final resolution or the imposition of penalties, but rather a procedural stage affording the parties the opportunity to exercise their right of defense, submit responses, or propose commitments to mitigate potential anticompetitive effects.

Telecom Argentina believes that the aforementioned objection report was issued and notified prematurely, at an early stage of the process, without all the necessary information being considered and before all relevant procedures established under the antitrust laws were completed. In this regard, Telecom Argentina does not agree with the preliminary conclusions expressed in the objection report and has focused on analyzing all CNDC statements therein and submitting all appropriate presentations and technical data in response to the report (including Form F-2 as required by antitrust law, which was submitted by Telecom Argentina on June 29, 2025) to advance the review process and obtain the relevant approvals.

On August 5, 2025, Telecom Argentina duly and timely submitted its response to the preliminary objection report issued by the CNDC. Together with that submission, and without this being construed in any way as an acknowledgment that the transaction raises an antitrust concern, Telecom Argentina expressed its willingness, as a procedural safeguard contemplated under Law No. 27,442, to consider potential commitments to address the provisional concerns outlined in the objection report, should the authorities deem it necessary. Telecom Argentina believes that any such potential commitments, if required, would be limited, proportionate, and would not have a material adverse effect on Telecom Argentina’s business, financial condition, or ability to meet its financial obligations.

TELECOM ARGENTINA S.A.

Subsequently, the CNDC held the special hearing provided for in Article 14 of Law No. 27,442. The first hearing took place on September 19, 2025, and the second hearing on October 6, 2025, at which time the CNDC decided to adjourn the proceedings, leaving their continuation subject to the CNDC’s evaluation of the observations and submissions previously made by Telecom Argentina, as well as of the information still pending submission by third parties at the CNDC’s request.

On November 17, 2025, pursuant to Decree No. 810/2025, the Argentine government established the Argentine National Competition Authority (Autoridad Nacional de Competencia) (the “ANC”), a decentralized and autonomous entity that replaced the CNDC. The ANC became operational upon the appointment of its authorities in accordance with Law No. 27,442, which designates the ANC as the body responsible for protecting and promoting competition and safeguarding the general economic interest. As a result, the regulatory review of the Acquisition is conducted under the supervision of the ANC.

On December 23, 2025, Chamber III of the National Court of Appeals in Civil and Commercial Matters issued its decision regarding the appeal filed by Telecom Argentina against Resolution No. 63/2025 of the Secretary of Industry and Commerce. The Court held that ruling on the appeal had become moot, given that at the time the judgment was rendered, the precautionary measure had already expired. In this regard, the Chamber expressly stated that no evidence had been submitted in the case file demonstrating an extension of the precautionary measure and therefore concluded that there was no longer an existing case or controversy that would warrant consideration of the appeal. The Argentine Government filed a Federal Extraordinary Appeal against this resolution, which has been notified to Telecom Argentina on February 23, 2026. Telecom Argentina has duly responded within the established timeframe, requesting that the appeal be dismissed as inadmissible.

Likewise, on that same date, a new hearing was held within the framework of the procedure established in Article 14 of Law No. 27,442 before the ANC, which constituted a continuation of the previously mentioned hearings. With this hearing, the hearing stage contemplated by the procedure was deemed concluded, leaving the case under review by the ANC for the issuance of the corresponding resolution within the framework of the operation’s review process.

Telecom Argentina will exercise all rights available to it to review or challenge any decisions that it considers to be inconsistent with applicable Argentine law or the actual competitive conditions in each relevant market and jurisdiction.

Although there can be no assurance regarding the outcome of the post-closing review of the Acquisition by regulatory authorities, Telecom Argentina and its legal advisors have arguments to support its position.

TELECOM ARGENTINA S.A.

NOTE 30 – SUBSEQUENT EVENTS

a)	Notes issuance and use of funds

		Amount
		involved	Issuance	Maturity					Interest
Series	Currency	(in millions)	date	date	Amortization			Interest rate	payment date
					In two installments of:
27	US$	600	01/2026	01/2036	-	50%	01/2035	Annual fixed rate of 8.50%	Semiannually
					-	50%	01/2036
28	US$	81	03/2026	03/2029	In one installment			Annual fixed rate of 6.50%	Semiannually
					at maturity date

As of the issuance date of these consolidated financial statements, the Company has used part of the funds obtained for:

(i)	fully prepay the Syndicated and Bilateral loans referred to in Note 14 for a total amount of US$182 million, plus accrued interest, which was completed on January 27, 2026;
(ii)	fully prepay Series 1 Notes, maturing in July 2026 for a total amount of US$164 million, plus accrued interest, which was completed on February 25, 2026;
b)	Agreement between Telecom Argentina, MFH and Micro Sistemas with Banco Macro S.A.

On January 22, 2026, Telecom Argentina and its direct and indirect subsidiaries MFH and Micro Sistemas have entered into a framework agreement with Banco Macro S.A. (“Banco Macro”) aimed at fostering the growth and expansion of the business of Micro Sistemas, a payment services provider operating under the “Personal Pay” brand.

This strategic alliance will enable the development of a differentiated and comprehensive value proposition for customers operating on the “Personal Pay” platform, while also expanding the range of financial products and services offered to a broader customer base, supported by Banco Macro’s leading position in the financial sector.

For these purposes, Banco Macro will contribute its expertise in financial products, while Micro Sistemas will contribute its extensive base of active customers and recurring use cases with genuine transaction activity, thereby promoting a more efficient and broader market with customers at its core.

Pursuant to this agreement, Banco Macro made a capital contribution and, therefore, subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas, for an amount in pesos equivalent to US$75 million. As a result of this transaction, Telecom no longer holds the majority of the voting rights required to exercise control over Micro Sistemas and, accordingly, Telecom now has joint control over such entity.

The transaction is subject to the corresponding approval by the National Antitrust Authority, in accordance with applicable regulations.

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

2.3

Indenture between Telecom Argentina S.A., as issuer, UMB Bank, N.A. as trustee, paying agent, registrar and transfer agent and Banco Santander Argentina S.A. as Argentine paying agent, registrar and transfer agent, and representative of the trustee in Argentina, dated July 18, 2024 (included as Exhibit 2.3 of the Form 20-F filed by Telecom Argentina on February 28, 2025 and incorporated by reference herein).

2.4

Syndicated Loan Agreement between Telecom Argentina and Banco Bilbao Vizcaya Argentaria, S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A., as joint bookrunners and lead arrangers, Banco Bilbao Vizcaya Argentaria, S.A., New York Branch, as administrative agent and JPMorgan Chase Bank, N.A., Sucursal Buenos Aires, as onshore custody agent, dated February 23, 2025 (included as Exhibit 2.4 of the Form 20-F filed by Telecom Argentina on February 28, 2025 and incorporated by reference herein).

2.5

Bilateral Loan Agreement between Telecom Argentina and the Industrial and Commercial Bank of China, as lender, dated February 21, 2025 (included as Exhibit 2.5 of the Form 20-F filed by Telecom Argentina on February 28, 2025 and incorporated by reference herein).

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

11.1

Insider Trading Policy of Telecom Argentina S.A., dated February 27, 2025 (included as Exhibit 11.1 of the Form 20-F filed by Telecom Argentina on February 28, 2025 and incorporated by reference herein).

12.1	Certification of Roberto D. Nóbile of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Federico Pra of Telecom Argentina S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

PART III	TELECOM ARGENTINA S.A.

13.1	Certification of Roberto D. Nóbile and Federico Pra pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Telecom Argentina S.A.
	By:	/s/ FEDERICO PRA
		Name:	Federico Pra
		Title:	Interim Chief Financial Officer
Date: March 11, 2026